Form 20-F
period 2017-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2018-04-24
CIK 1061736

As filed with the Securities and Exchange Commission on April 24, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). N/A

☐ Yes	☐ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be file by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and emerging growth company” in Rule 12b-2 of the Exchange Act.

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

i

ii

iii

INTRODUCTION

This annual report contains information materially consistent with the information presented in the audited consolidated financial statements and is free of material misstatements of fact that would result in material inconsistencies with the information in the audited consolidated financial statements.

References

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our former subsidiary Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) as “Cuauhtémoc Moctezuma” or “FEMSA Cerveza”, to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V., as “Coca-Cola FEMSA”, to our subsidiary FEMSA Comercio, S.A. de C.V., as “FEMSA Comercio”. Our equity investment in Heineken, through subsidiaries of FEMSA, including CB Equity LLP, “CB Equity”, is referred to as the “Heineken Investment”. FEMSA Comercio comprises a Retail Division, Fuel Division and Health Division, which we refer to as the “Retail Division”, “Fuel Division” and “Health Division”, respectively.

The term “S.A.B.” stands for sociedad anónima bursátil, which is the term used in the United Mexican States, or “Mexico”, to denominate a publicly traded company under the Mexican Securities Market Law (Ley del Mercado de Valores), which we refer to as the “Mexican Securities Law”.

References to “U.S. dollars,” “US$,” “dollars” or “$” are to the lawful currency of the United States of America (which we refer to as the “United States”). References to “Mexican pesos,” “pesos” or “Ps.” are to the lawful currency of Mexico. References to “euros” or “€” are to the lawful currency of the European Economic and Monetary Union (which we refer to as the Euro Zone).

As used in this annual report, “sparkling beverages” refers to non-alcoholic carbonated beverages. “Still beverages” refers to non-alcoholic non-carbonated beverages. Non-flavored waters, whether or not carbonated, are referred to as “waters.”

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 19.6395 to US$ 1.00, the noon buying rate for Mexican pesos on December 29, 2017, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 20, 2018, this exchange rate was Ps. 18.6145 to US$ 1.00. See “Item 3. Key Information—Exchange Rate Information” for information regarding exchange rates since 2013.

To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Per capita growth rates, consumer price indices and population data have been computed based upon statistics prepared by the Instituto Nacional de Estadística, Geografía e Informática of Mexico (National Institute of Statistics, Geography and Information, which we refer to as “INEGI”), the U.S. Federal Reserve Board and Banco de México (Bank of Mexico), local entities in each country and upon our estimates.

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with or among our affiliated companies, movements in the prices of raw materials, competition, significant developments in Mexico and the other countries where we operate, our ability to successfully integrate mergers and acquisitions we have completed in recent years, international economic or political conditions or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE

ITEM 3.       KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2017 and 2016, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2017, 2016, and 2015. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Pursuant to IFRS, the information presented in this annual report presents financial information for 2017, 2016, 2015, 2014 and 2013 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment and converting the inflation adjusted local currency to Mexican pesos using the exchange rate at the end of the period of each country categorized as a hyperinflationary economic environment (for this annual report, only Venezuela).

Furthermore, pursuant to IFRS, determined as a result of Venezuela’s hyperinflationary economic environment and currency exchange regime, Coca-Cola FEMSA reported the results of its Venezuelan subsidiary, Coca-Cola FEMSA de Venezuela, S.A., or KOF Venezuela, as a separate consolidated reporting segment. Since its Venezuelan subsidiary will continue doing operations in Venezuela, Coca-Cola FEMSA changed the method of accounting for its investment in Venezuela from consolidation to fair value measured using a Level 3 concept as of December 31, 2017. Prior to December 31, 2017, Coca-Cola FEMSA’s recognition of the operations of KOF Venezuela involved a three-step accounting process to (1) translate all transactions based in foreign currencies into bolivars, (2) restate all nonmonetary accounts to current bolivar by applying the general price index and (3) then translate the bolivar amounts to Mexican Pesos. We translated the Venezuela subsidiary figures at an exchange rate of 22,793 bolivars per U.S. dollar at December 31, 2017, which better represents the economic conditions in Venezuela that are not otherwise reflected in the market exchange rate (the exchange rate was not published by the local central bank). For further information, see Notes 3.3, and 3.4 to our audited consolidated financial statements. For each non-hyperinflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the income statement. See Note 3.3 to our audited consolidated financial statements.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

Commencing on February 1, 2017 Coca-Cola FEMSA started consolidating the financial results of Coca-Cola FEMSA Philippines, Inc., or KOF Philippines, in Coca-Cola FEMSA’s financial statements.

Except when specifically indicated, information in this annual report on Form 20-F is presented as of December 31, 2017 and does not give effect to any transaction, financial or otherwise, subsequent to that date.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto. The selected financial information contained herein is presented on a consolidated basis, and is not necessarily indicative of our financial position or results at or for any future date or period. See Note 3 to our audited consolidated financial statements for our significant accounting policies.

	December 31,
	2017(1)(2)	2017(2)(3)		2016(2)(4)		2015(2)(5)		2014		2013(6)
	(in millions of Mexican pesos or millions of U.S. dollars, except percentages and share and per share data)
Income Statement Data (for the year ended):
Total revenues	$23,445	Ps.	460,456	Ps.	399,507	Ps.	311,589	Ps.	263,449	Ps.	258,097
Gross Profit	8,669		170,268		148,204		123,179		110,171		109,654
Income before Income Taxes and Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method	2,031		39,866		28,556		25,163		23,744		25,080
Income taxes	539		10,583		7,888		7,932		6,253		7,756
Consolidated net income	1,895		37,206		27,175		23,276		22,630		22,155
Controlling interest net income	2,160		42,408		21,140		17,683		16,701		15,922
Non-controlling interest net income	(265)		(5,202)		6,035		5,593		5,929		6,233
Basic controlling interest net income:
Per Series B Share	0.11		2.12		1.05		0.88		0.83		0.79
Per Series D Share	0.13		2.65		1.32		1.10		1.04		1.00
Diluted controlling interest net income:
Per Series B Share	0.11		2.11		1.05		0.88		0.83		0.79
Per Series D Share	0.13		2.64		1.32		1.10		1.04		0.99
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4		9,246.4		9,246.4		9,246.4		9,246.4		9,246.4
Series D Shares	8,644.7		8,644.7		8,644.7		8,644.7		8,644.7		8,644.7
Allocation of earnings:
Series B Shares	46.11%		46.11%		46.11%		46.11%		46.11%		46.11%
Series D Shares	53.89%		53.89%		53.89%		53.89%		53.89%		53.89%
Financial Position Data (as of):
Total assets	$29,967	Ps.	588,541	Ps.	545,623	Ps.	409,332	Ps.	376,173	Ps.	359,192
Current liabilities	5,348		105,022		86,289		65,346		49,319		48,869
Long-term debt(7)	5,996		117,758		131,967		85,969		82,935		72,921
Other long-term liabilities	1,468		28,849		41,197		16,161		13,797		14,852
Capital stock	170		3,348		3,348		3,348		3,347		3,346
Total equity	17,155		336,912		286,170		241,856		230,122		222,550
Controlling interest	12,744		250,291		211,904		181,524		170,473		159,392
Non-controlling interest	4,411		86,621		74,266		60,332		59,649		63,158
Other Information
Depreciation	$795	Ps.	15,613	Ps.	12,076	Ps.	9,761	Ps.	9,029	Ps.	8,805
Capital expenditures(8)	1,282		25,180		22,155		18,885		18,163		17,882
Gross margin(9)	37%		37%		37%		40%		42%		42%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 19.6395 to US$ 1.00 solely for the convenience of the reader.
(2)	The exchange rate used to translate our operations in Venezuela as of and for the year ended on December 31, 2017 was an exchange rate of 22,793 bolivars to US$ 1.00, compared to the year ended on December 31, 2016 which was the DICOM rate of 673.76 bolivars to US$ 1.00 and compared to the year ended on December 31, 2015 which was the SIMADI rate of 198.70 bolivars to US$ 1.00. See “Item 3. Key Information—Selected Consolidated Financial Data” Note 3.3 of our audited consolidated financial statements.
(3)	Includes results of Coca-Cola FEMSA Philippines (“CCFPI” or “KOF Philippines”) (formerly Coca-Cola Bottlers Philippines, Inc.), from February 2017 starting of consolidation accounting method. See “Item 4. Information on the Company—The Company—Corporate Background” and Note 4 to our audited consolidated financial statements.
(4)	Includes results of Vonpar, S.A. (“Vonpar” or “Group Vonpar”), from December 2016, and other business acquisitions. See “Item 4. Information on the Company—The Company—Corporate Background” and Note 4 to our audited consolidated financial statements.
(5)	Includes results of Socofar, S.A. (“Socofar” or “Group Socofar”), from October 2015, the Fuel Division from March 2015 and other business acquisitions. See “Item 4. Information on the Company—The Company—Corporate Background” and Note 4 of our audited consolidated financial statements.
(6)	Includes results of KOF Philippines, from February 2013 using the equity method, Grupo Yoli, S.A. de C.V. (“Group Yoli”) from June 2013, Companhia Fluminense de Refrigerantes (“Companhia Fluminense”) from September 2013, Spaipa S.A. Indústria Brasileira de Bebidas (“Spaipa”) from November 2013 and other business acquisitions. See “Item 4. Information on the Company—Coca-Cola FEMSA—Corporate History.”
(7)	Includes long-term debt minus the current portion of long-term debt.
(8)	Includes investments in property, plant and equipment, intangible and other assets, net of cost of long lived assets sold, and write-off.
(9)	Gross margin is calculated by dividing gross profit by total revenues.

Dividends

We have historically paid dividends per BD Unit (including in the form of American Depositary Shares, or “ADSs”) approximately equal to or greater than 1% of the market price on the date of declaration, subject to changes in our results and financial position, including due to extraordinary economic events and to the factors described in “Item 3. Key Information—Risk Factors” that affect our financial condition and liquidity. These factors may affect whether or not dividends are declared and the amount of such dividends. We do not expect to be subject to any contractual restrictions on our ability to pay dividends, although our subsidiaries may be subject to such restrictions. Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, we cannot assure you that we will pay dividends or as to the amount of any dividends.

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican peso and U.S. dollar amounts and their respective payment dates for the 2013 to 2017 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared	Per Series B Share Dividend	Per Series B Share Dividend(7)	Per Series D Share Dividend	Per Series D Share Dividend(7)
May 7, 2013 and November 7, 2013(1)	2012	Ps.6,684,103,000	Ps.0.3333	$0.0264	Ps.0.4166	$0.0330
May 7, 2013			Ps.0.1666	$0.0138	Ps.0.2083	$0.0173
November 7, 2013			Ps.0.1666	$0.0126	Ps.0.2083	$0.0158
December 18, 2013(2)	2012	Ps.6,684,103,000	Ps.0.3333	$0.0257	Ps.0.4166	$0.0321
May 7, 2015 and November 5, 2015(3)	2014	Ps.7,350,000,000	Ps.0.3665	$0.0230	Ps.0.4581	$0.0287
May 7, 2015			Ps.0.1833	$0.0120	Ps.0.2291	$0.0149
November 5, 2015			Ps.0.1833	$0.0110	Ps.0.2291	$0.0132
May 5, 2016 and November 3, 2016(4)	2015	Ps.8,355,000,000	Ps.0.4167	$0.0225	Ps.0.5208	$0.0282
May 5, 2016			Ps.0.2083	$0.0117	Ps.0.2604	$0.0146
November 3, 2016			Ps.0.2083	$0.0108	Ps.0.2604	$0.0135
May 5, 2017 and November 3, 2017(5)	2016	Ps.8,636,000,000	Ps.0.4307	$0.0226	Ps.0.5383	$0.0282
May 5, 2017			Ps.0.2153	$0.0113	Ps.0.2692	$0.0142
November 3, 2017			Ps.0.2153	$0.0112	Ps.0.2692	$0.0140
May 4, 2018 and November 6, 2018(6)	2017	Ps.9,220,625,674	Ps.0.4598	N/A	Ps.0.5748	N/A
May 4, 2018			Ps.0.2299	N/A	Ps.0.2874	N/A
November 6, 2018			Ps.0.2299	N/A	Ps.0.2874	N/A

(1)	The dividend payment for 2012 was divided into two equal payments in Mexican pesos. The first payment was payable on May 7, 2013 with a record date of May 6, 2013, and the second payment was payable on November 7, 2013 with a record date of November 6, 2013.
(2)	The dividend payment declared in December 2013 was payable on December 18, 2013 with a record date of December 17, 2013.
(3)	The dividend payment for 2014 was divided into two equal payments in Mexican pesos. The first payment was payable on May 7, 2015 with a record date of May 6, 2015, and the second payment was payable on November 5, 2015 with a record date of November 4, 2015. The dividend payment for 2014 was derived from the balance of the net tax profit account for the fiscal year ended December 31, 2013. See Note 22 to our audited consolidated financial statements.
(4)	The dividend payment for 2015 was divided into two equal payments. The first payment was payable on May 5, 2016 with a record date of May 4, 2016, and the second payment was payable on November 3, 2016 with a record date of November 1, 2016. The dividend payment for 2015 was derived from the balance of the net tax profit account for the fiscal year ended December 31, 2013. See Note 22 to our audited consolidated financial statements.
(5)	The dividend payment for 2016 was divided into two equal payments. The first payment was payable on May 5, 2017 with a record date of May 4, 2017, and the second payment was payable on November 3, 2017 with a record date of November 1, 2017. The dividend payment for 2016 was derived from the balance of the net tax profit account for the fiscal year ended December 31, 2013. See Note 22 to our audited consolidated financial statements.
(6)	The dividend payment for 2017 will be divided into two equal payments. The first payment will become payable on May 4, 2018 with a record date of May 3, 2018 and the second payment will become payable on November 6, 2018 with a record date of November 5, 2018. The dividend payment for 2017 was derived from the balance of the net tax profit account for the fiscal year ended December 31, 2013. See Note 22 to our audited consolidated financial statements.
(7)	Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.

At the annual ordinary general shareholders meeting, or “AGM”, the board of directors submits the audited consolidated financial statements of our company for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series B Shares have approved the audited consolidated financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. As of the date of this report, the legal reserve of our company is fully constituted. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

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

Subject to certain exceptions contained in the deposit agreement dated May 11, 2007, among FEMSA, The Bank of New York Mellon (formerly The Bank of New York), as ADS depositary and holders and beneficial owners from time to time of our ADSs, evidenced by American Depositary Receipts, or ADRs, any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars. As a result, restrictions on conversion of Mexican pesos into foreign currencies may affect the ability of holders of our ADSs to receive U.S. dollars, and exchange rate fluctuations may affect the U.S. dollar amount actually received by holders of our ADSs.

Exchange Rate Information

The following table sets forth, for the periods indicated, the high, low, average and year-end noon exchange rate, expressed in Mexican pesos per US$ 1.00, as published by the Federal Reserve Bank of New York. The rates have not been restated in constant currency units and therefore represent nominal historical figures.

Year ended December 31,	Exchange Rate
	High	Low	Average(1)	Year End
2013	13.43	11.98	12.86	13.10
2014	14.79	12.85	13.35	14.75
2015	17.36	14.56	15.97	17.20
2016	20.84	17.19	18.70	20.62
2017	21.89	17.48	18.89	19.64

(1)	Average month-end rates.

	Exchange Rate
	High	Low	Period End
2016:
First Quarter	Ps.19.19	Ps.17.21	Ps.17.21
Second Quarter	19.15	17.19	18.49
Third Quarter	19.86	17.98	19.34
Fourth Quarter	20.84	18.44	20.62
2017:
First Quarter	Ps.21.89	Ps.18.67	Ps.18.83
Second Quarter	19.15	17.88	18.08
Third Quarter	18.33	17.48	18.15
Fourth Quarter	19.73	18.21	19.64
October	19.18	18.21	19.13
November	19.26	18.51	18.63
December	19.73	18.62	19.64
2018:
January	Ps.19.48	Ps.18.49	Ps.18.62
February	18.90	18.36	18.84
March	18.86	18.17	18.17
First Quarter	19.48	18.17	18.17

Risk Factors

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect its business, financial condition, results of operations and prospects.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages through standard bottler agreements in the territories where Coca-Cola FEMSA operates. Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages from companies designated by The Coca-Cola Company, which price may be unilaterally determined from time to time by The Coca-Cola Company in all such territories. Coca-Cola FEMSA is also required to purchase sweeteners and other raw materials only from companies authorized by The Coca-Cola Company. See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Territories.” Pursuant to Coca-Cola FEMSA’s bottler agreements, The Coca-Cola Company has the right to participate in the process for making certain decisions related to Coca-Cola FEMSA’s business.

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

Coca-Cola FEMSA depends on The Coca-Cola Company to continue with Coca-Cola FEMSA’s bottler agreements. Coca-Cola FEMSA’s bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. See “Item 10. Additional Information—Material Contracts— Material Contracts Relating to Coca-Cola FEMSA —Bottler Agreements.” Termination of any such bottler agreement would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory. The foregoing and any other adverse changes in Coca-Cola FEMSA’s relationship with The Coca-Cola Company would have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interests of its shareholders other than The Coca-Cola Company.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business. As of April 13, 2018, The Coca-Cola Company indirectly owned 27.8% of Coca-Cola FEMSA’s outstanding capital stock, representing 37.0% of Coca-Cola FEMSA’s capital stock with full voting rights. The Coca-Cola Company is entitled to appoint five of Coca-Cola FEMSA’s maximum of 21 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. As of April 13, 2018, we indirectly owned 47.2% of Coca-Cola FEMSA’s outstanding capital stock, representing 63.0% of Coca-Cola FEMSA’s capital stock with full voting rights. We are entitled to appoint 13 of Coca-Cola FEMSA’s maximum of 21 directors and all of Coca-Cola FEMSA’s executive officers. We and The Coca-Cola Company together, or only us in certain circumstances, have the power to determine the outcome of all actions requiring approval by Coca-Cola FEMSA’s board of directors, and we and The Coca-Cola Company together, or only us in certain circumstances, have the power to determine the outcome of all actions requiring approval of Coca-Cola FEMSA’s shareholders. See “Item 10. Additional Information—Material Contracts— Material Contracts Relating to Coca-Cola FEMSA—The Shareholders Agreement.” The interests of The Coca-Cola Company may be different from the interests of Coca-Cola FEMSA’s other shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interests of such other shareholders.

Changes in consumer preferences and public concern about health related issues could reduce demand for some of Coca-Cola FEMSA’s products.

The non-alcoholic beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where Coca-Cola FEMSA operates. These include increases in tax rates or the imposition of new taxes on the sale of beverages containing certain sweeteners, and other regulatory measures, such as restrictions on advertising for some of Coca-Cola FEMSA’s products. Moreover, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup (or “HFCS”). In addition, concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or our failure to meet consumers’ preferences, could reduce demand for some of Coca-Cola FEMSA’s products, which would adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—Coca-Cola FEMSA—Business Strategy.”

The reputation of Coca-Cola trademarks and trademark infringement could adversely affect Coca-Cola FEMSA’s business.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages owned by The Coca-Cola Company. Maintenance of the reputation and intellectual property rights of these trademarks is essential to Coca-Cola FEMSA’s ability to attract and retain retailers and consumers and is a key driver for Coca-Cola FEMSA’s success. Failure to maintain the reputation of Coca-Cola trademarks and/or to effectively protect these trademarks could have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

If Coca-Cola FEMSA is unable to protect its information systems against service interruption, misappropriation of data or breaches of security, Coca-Cola FEMSA’s operations could be disrupted, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Coca-Cola FEMSA relies on networks and information systems and other technology, or information system, including the Internet and third-party hosted platforms and services to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing and collection of payments, and to store client and employee personal data. Coca-Cola FEMSA uses information systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because information systems are critical to many of Coca-Cola FEMSA’s operating activities, Coca-Cola FEMSA’s business may be impacted by system shutdowns, service disruptions or security breaches. In addition, such incidents could result in unauthorized disclosure of material confidential information. Coca-Cola FEMSA could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. Any severe damage, disruption or shutdown in Coca-Cola FEMSA’s information systems could have a material adverse effect on its business, financial condition, results of operations and prospects.

Negative or inaccurate information on social media could adversely affect Coca-Cola FEMSA’s reputation.

In recent years, there has been a marked increase in the use of social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individual access to a broad audience of consumers and other interested persons. Negative or inaccurate information concerning or affecting Coca-Cola FEMSA or the Coca-Cola trademarks may be posted on such platforms at any time. This information may harm Coca-Cola FEMSA’s reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Competition could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The beverage industry in the territories where Coca-Cola FEMSA operates is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of sparkling beverages, such as Pepsi trademark products and other bottlers and distributors of local beverage brands, and from producers of low-cost beverages or “B brands.” Coca-Cola FEMSA also competes in beverage categories other than sparkling beverages, such as water, juice-based beverages, coffee, teas, milk, value-added dairy products, sports drinks, energy drinks and plant-based beverages. Coca-Cola FEMSA expects that it will continue to face strong competition in Coca-Cola FEMSA’s beverage categories in all of Coca-Cola FEMSA’s territories and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope.

Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, we compete mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. See “Item 4. Information on the Company—Coca-Cola FEMSA—Competition.” Lower pricing and activities by Coca-Cola FEMSA’s competitors and changes in consumer preferences may have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Water shortages or any failure to maintain existing concessions could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Water is an essential component of all of Coca-Cola FEMSA’s products. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal and state water companies pursuant to either concessions granted by governments in Coca-Cola FEMSA’s various territories (including governments at the federal, state or municipal level) or pursuant to contracts.

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

In addition to water, Coca-Cola FEMSA’s most significant raw materials are (i) concentrate, which Coca-Cola FEMSA acquires from affiliates of The Coca-Cola Company, (ii) sweeteners and (iii) packaging materials.

Prices for Coca-Cola trademark beverages concentrate are determined by The Coca-Cola Company as a percentage of the weighted average retail price in local currency, net of applicable taxes. The Coca-Cola Company has the right to unilaterally change concentrate prices or change the manner in which such prices are calculated. In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of Coca-Cola FEMSA’s products or its results.

The prices for Coca-Cola FEMSA’s other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of Coca-Cola FEMSA’s supply needs (including sweeteners and packaging materials) from suppliers approved by The Coca-Cola Company, which may limit the number of suppliers available to Coca-Cola FEMSA. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country where it operates, while the prices of certain materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly polyethylene terephthalate (or “PET”), resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. Coca-Cola FEMSA cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that Coca-Cola FEMSA will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect Coca-Cola FEMSA’s average price for PET resin in local currencies. In addition, since 2010, international sugar prices have been volatile due to various factors, including shifting demand, availability and climate issues affecting production and distribution. In all of the countries where Coca-Cola FEMSA operates, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to purchase sugar above international market prices. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.” We cannot assure you that its raw material prices will not further increase in the future or that Coca-Cola FEMSA will be successful in mitigating any such increase through derivative instruments or otherwise. Increases in the prices of raw materials would increase its cost of goods sold and adversely affect its business, financial condition, results of operations and prospects.

Taxes could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The countries where Coca-Cola FEMSA operates may adopt new tax laws or modify existing tax laws to increase taxes applicable to its business or products. Coca-Cola FEMSA’s products are subject to certain taxes in many of the countries where it operates. See “Item 4. Information on the Company—Regulatory Matters—Taxation of Beverages.” The imposition of new taxes, increases in existing taxes, or changes in the interpretation of tax laws and regulation by tax authorities may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

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

Coca-Cola FEMSA is subject to several laws and regulations in each of the territories where it operates. The principal areas in which Coca-Cola FEMSA is subject to laws and regulations are water, environment, labor, taxation, health and antitrust. Laws and regulations can also affect Coca-Cola FEMSA’s ability to set prices for its products. See “Item 4. Information on the Company—Regulatory Matters.” Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where Coca-Cola FEMSA operates may increase its operating and compliance costs or impose restrictions on Coca-Cola FEMSA’s operations which, in turn, may adversely affect its financial condition, business, results of operations and prospects. In particular, environmental standards are becoming more stringent in several of the countries where Coca-Cola FEMSA operates. There is no assurance that Coca-Cola FEMSA will be able to comply with changes in environmental laws and regulations within the timelines established by the relevant regulatory authorities. See “Item 4. Information on the Company—Regulatory Matters—Environmental Matters.”

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories where Coca-Cola FEMSA has operations, except for those voluntary price restraints in Argentina, where authorities directly supervise certain of Coca-Cola FEMSA’s products sold through supermarkets as a measure to control inflation, and statutory price controls in the Philippines, where the government has imposed price controls on certain products considered as basic necessities, such as Coca-Cola FEMSA’s bottled water. We cannot assure you that existing or future laws and regulations in the countries where Coca-Cola FEMSA operates relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect Coca-Cola FEMSA’s products, or that Coca-Cola FEMSA will not need to implement voluntary price restraints, which could have a negative effect on its business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—Regulatory Matters—Price Controls.”

Unfavorable outcome of legal proceedings could have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Coca-Cola FEMSA’s operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices. Coca-Cola FEMSA also has been subject to investigations and proceedings on tax, consumer protection, environmental, labor and commercial matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects. See “Item 8. Financial Information—Legal Proceedings.”

Weather conditions and natural disasters may adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Lower temperatures, higher rainfall and other adverse weather conditions such as typhoons and hurricanes, as well as natural disasters such as earthquakes and floods, may negatively impact consumer patterns, which may result in reduced sales of Coca-Cola FEMSA’s beverage offerings. Additionally, such adverse weather conditions and natural disasters may affect plant installed capacity, road infrastructure and points of sale in the territories where Coca-Cola FEMSA operates and limit its ability to produce, sell and distribute its products, thus affecting Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Coca-Cola FEMSA may not be able to successfully integrate its acquisitions and achieve the expected operational efficiencies or synergies.

Coca-Cola FEMSA has and it may continue to acquire bottling operations and other businesses. Key elements to achieving the benefits and expected synergies of Coca-Cola FEMSA’s acquisitions and mergers are the integration of acquired or merged businesses’ operations into Coca-Cola FEMSA’s own in a timely and effective manner and the retention of qualified and experienced key personnel. Coca-Cola FEMSA may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into Coca-Cola FEMSA’s operating structure. We cannot assure you that these efforts will be successful or completed as expected by Coca-Cola FEMSA, and Coca-Cola FEMSA’s business, financial condition, results of operations and prospects could be adversely affected if it is unable to do so.

FEMSA Comercio

Competition from other retailers in the markets where FEMSA Comercio operates could adversely affect its business, financial condition, results of operations and prospects.

The retail sector is highly competitive in the markets where FEMSA Comercio operates. The Retail Division participates in the retail sector primarily through its OXXO stores, which face competition from small-format stores such as 7-Eleven, Circle K, other numerous chains of grocery retailers across Mexico and other regional small-format retailers and small informal neighborhood stores. In particular, small informal neighborhood stores can sometimes avoid regulatory oversight and taxation, enabling them to sell certain products at prices below average market prices. In addition, these small informal neighborhood stores could improve their technological capabilities so as to enable credit card transactions and electronic payment of utility bills, which would diminish one of the Retail Division’s competitive advantages.

In the pharmacy sector, FEMSA Comercio participates through the Health Division in Mexico, Chile and Colombia. In Mexico, it faces competition from other drugstore chains such as Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, as well as regional and independent pharmacies, supermarkets and other informal neighborhood drugstores. In Chile, relevant competitors are chain drugstores such as Farmacias Ahumada and Salcobrand, while in Colombia, the most relevant competitors are Farmatodo, Olimpica, Farmacenter, La Rebaja and Colsubsidio.

For the Fuel Division, the opening of the Mexican fuel distribution market is expected to alter the competitive dynamics of the industry. The consolidation process, expected to take place as large companies and international competitors enter the market, may occur rapidly and materially alter the market dynamics in Mexico. Currently, the Fuel Division faces competition from small independently owned and operated service stations, regional chains such as Corpogas, Hidrosina, Petro-7, Orsan and international players such as British Petroleum and Shell.

Additionally, we expect the competitive landscape to continue to evolve as new technologies are developed based on changing consumer behavior. The continuing migration and evolution of retailing to on-line and mobile-based platforms for consumers may present competition in the retail space in the future that could adversely affect the Retail Division.

FEMSA Comercio may face additional competition from new market participants. The increase in competition may limit the number of new locations available and could require FEMSA Comercio to modify its product offering or pricing scheme. As a consequence, future competition may affect the financial situation, operation results and prospects of FEMSA Comercio.

FEMSA Comercio’s points of sale performance may be adversely affected by changes in economic conditions in the markets where it operates.

The markets in which FEMSA Comercio operates are highly sensitive to economic conditions, because a decline in consumer purchasing power is often a consequence of an economic slowdown which, in turn, results in a decline in the overall consumption of main product categories. During periods of economic slowdown, FEMSA Comercio’s points of sale may experience a decline in same-store traffic and average ticket per customer, which may result in a decline in overall performance. See “Item 5. Operating and Financial Review and Prospects—Overview of Events, Trends and Uncertainties.”

FEMSA Comercio’s business expansion strategy and entry into new markets and retail formats may lead to decreased profit margins.

FEMSA Comercio has recently entered into new markets through the acquisition of other small-format retail businesses such as quick-service restaurants. In recent years, the Retail Division and the Health Division have continued with this strategy. These new businesses are currently less profitable than OXXO and might therefore marginally dilute FEMSA Comercio’s margins in the short to medium term.

Regulatory changes in the countries where we operate may adversely affect FEMSA Comercio’s business.

In the markets where it operates, FEMSA Comercio is subject to regulation in areas such as labor, zoning, operations and related local permits and health and safety regulations. Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where FEMSA Comercio operates may increase its operating and compliance costs or impose restrictions on its operations which, in turn, may adversely affect the financial situation, operation results and prospects of FEMSA Comercio’s business. In addition, changes in current laws and regulations may negatively impact customer traffic, revenues, operational costs and commercial practices, which may have an adverse effect on the financial situation, operation results and prospects of FEMSA Comercio.

FEMSA Comercio’s business depends heavily on information technology and a failure, interruption or breach of its IT systems could adversely affect it.

FEMSA Comercio’s businesses rely heavily on advanced information technology (“IT”) systems to effectively manage its data, communications, connectivity and other business processes. FEMSA Comercio invests aggressively in IT to maximize its value generation potential. The development of IT systems, hardware and software needs to keep pace with the businesses’ growth due to the high speed at which the division adds new services and products to its commercial offerings. If these systems become obsolete or if the planning for future IT investments is inadequate, FEMSA Comercio businesses could be adversely affected.

Although FEMSA Comercio constantly improves and protects its IT systems with advanced security measures, they still may be subject to defects, interruptions or security breaches such as viruses or data theft. Such a defect, interruption or breach could adversely affect the financial situation, operation results and prospects of FEMSA Comercio.

FEMSA Comercio’s business may be adversely affected by an increase in the price of electricity in the markets where it operates.

The performance of FEMSA Comercio’s points of sale would be adversely affected by increases in the price of utilities on which the stores and stations depend, such as electricity. As an example, given the relevance of the Mexican market, the price of electricity in Mexico generally remained stable or decreased in recent years, with an exception for the second half of 2016 and 2017, when the price increased significantly. Electricity prices could potentially increase further as a result of inflation, shortages, interruptions in supply or other reasons, and such an increase could adversely affect the financial situation, operation results and prospects of FEMSA Comercio’s business.

Tax changes in the countries where we operate could adversely affect FEMSA Comercio’s business.

The imposition of new taxes, increases in existing taxes or changes in the interpretation of tax laws and regulations by tax authorities, may have a material adverse effect on the financial situation, operation results and prospects of FEMSA Comercio’s business.

The Retail Division may not be able to maintain its historic growth rate.

The Retail Division increased the number of OXXO stores at a compound annual growth rate of 9.0% from 2013 to 2017. The growth in the number of OXXO stores has driven growth in total revenue and results at the Retail Division over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket and store traffic. Thus, our future results and financial situation may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. In Chile and Colombia, OXXO stores may not be able to achieve or maintain historic growth rates like those in Mexico. We cannot assure that the revenues and cash flows of the Retail Division that come from future retail stores will be comparable with those generated by existing retail stores. See “Item 4. Information on the Company—FEMSA Comercio—Retail Division—Store Locations.”

The Health Division’s sales may be affected by a material change in institutional sale trends in some of the markets where it operates.

In some of the markets where we operate, our sales are highly dependent on institutional sales, as well as traditional, open-market sales. The institutional market involves public and private health care providers, and the performance of the Health Division could be affected by its ability to maintain and grow its client base.

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

The Fuel Division mainly sells gasoline and diesel through owned or leased retail service stations. Previously, the prices of these products were regulated in Mexico by the government agency named Comisión Reguladora de Energía (“CRE” or Energy Regulatory Commission). During 2017, fuel prices gradually began to follow the dynamics of the international fuel market, and in 2018 we expect them to continue to do so in accordance with the regulatory framework, which may also adversely affect the financial situation, operation results and prospects of the Fuel Division’s business.

The Fuel Division’s performance may be affected by changes in commercial terms with suppliers, or disruptions to the industry supply chain

The Fuel Division mainly purchases gasoline and diesel for its operations in Mexico. The fuel market in Mexico is currently undergoing structural changes that should gradually increase the number of suppliers. As the industry evolves, commercial terms for the Fuel Division could deteriorate in the future, and potential disruptions to the order of the supply chain to our gas stations could adversely impact the financial performance and prospects of the Fuel Division.

The Fuel Division’s business could be affected by new safety and environmental regulations enforced by the government, global environmental regulations and new energy technologies.

Federal, state and municipal laws and regulations for the installation and operation of service stations are becoming more stringent. Compliance with these laws and regulations is often difficult and costly. Global trends to reduce the consumption of fossil fuels through incentives and taxes could push sales of these fuels at service stations to slow or decrease in the future and automotive technologies, including efficiency gains in traditional fuel vehicles and increased popularity of alternative fuel vehicles, such as electric and liquefied petroleum gas (“LPG”) vehicles, have caused a significant reduction in fuel consumption globally. Other new technologies could further reduce the sale of traditional fuels, all of which could adversely affect operation results and financial situation of the Fuel Division. See “Item 4. Information on the Company—Regulatory Matters—Environmental Matters.”

Risks Related to Mexico and the Other Countries Where We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results.

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2017, 63% of our consolidated total revenues were attributable to Mexico. During 2015 and 2016 the Mexican gross domestic product, or GDP, increased by approximately 2.6% and 2.3% respectively, and in 2017 it increased by approximately 2.3% on an annualized basis compared to 2016, due to stronger performance in the services and primary sectors, which were partially offset by lower volumes and higher prices in the oil and gas industries. We cannot assure that such conditions will not slow down in the future or will not have a material adverse effect on our business, financial condition, results of operations and prospects going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results.

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

In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results. Mexican peso-denominated debt (including currency hedges) constituted 39.6% of our total debt as of December 31, 2017.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar could adversely affect our financial position and results.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso, which is our main operating currency, may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and, as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. During 2017, the Mexican peso appreciated relative to the U.S. dollar by approximately 4.8% compared to 2016. During 2016 and 2015, the Mexican peso experienced fluctuations relative to the U.S. dollar consisting of 19.9% of depreciation and 16.6% of depreciation respectively, compared to the years of 2015, 2014. Through April 20, 2018, the Mexican peso has appreciated 5.2% since December 29, 2017.

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

When the financial markets are volatile, as they have been in recent periods, our results may be substantially affected by variations in exchange rates and commodity prices and, to a lesser degree, interest rates. These effects include foreign exchange gain and loss on assets and liabilities denominated in U.S. dollars, fair value gain and loss on derivative financial instruments, commodities prices and changes in interest income and interest expense. These effects can be much more volatile than our operating performance and our operating cash flows. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

Political events in Mexico could adversely affect our operations.

Mexican political events may significantly affect our operations. The most recent presidential and congressional elections took place in July 2012 and 2015, respectively. Enrique Peña Nieto, a member of the Institutional Revolutionary Party (Partido Revolucionario Institucional or “PRI”), was elected President of Mexico and took office on December 1, 2012. Mexico’s next presidential election will be in July 2018. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect economic conditions in Mexico or the sector in which we operate. The Mexican president strongly influences new policies and governmental actions regarding the Mexican economy, and the new administration could implement substantial changes in law, policy and regulations in Mexico, which could negatively affect our business, financial condition, results of operations and prospects. In response to these actions, opponents of the administration could react with, among other things, riots, protests and looting that could negatively affect our operations.

Furthermore, no single party has a majority in the Senate or the Cámara de Diputados (House of Representatives). Mexican congressional elections held in June 2015 in the lower house resulted in a relative majority (29.18%) for the PRI, but the PRI still lacks an absolute majority. The absence of a clear majority by a single party could result in government gridlock and political uncertainty on further reforms and secondary legislation to modernize key sectors of the Mexican economy. Mexico’s next federal legislative election will be in July 2018 for both the Senate and House of Representatives. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects.

Economic, political and social conditions in Mexico and other countries may adversely affect our results.

Many countries worldwide, including Mexico, have suffered significant economic, political and social volatility in recent years, and this may occur again in the future. Global instability has been caused by many different factors, including substantial fluctuations in economic growth, high levels of inflation, changes in currency values, changes in governmental economic or tax policies and regulations and overall political, social and economic instability. We cannot assure you that such conditions will not return or that such conditions will not have a material adverse effect on our financial situation and results.

The Mexican economy and the market value of securities issued by Mexican issuers may be, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Furthermore, economic conditions in Mexico are highly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”), and increased economic activity between the two countries. In November 2016, presidential elections took place in the United States that resulted in a change of the nation’s leadership. President Donald Trump has made public his intention to terminate or re-negotiate the terms of NAFTA, but the content of any potential revisions has not been specified. Furthermore, President Donald Trump has stated that if Canada and Mexico do not agree to the United States’ terms to re-negotiate the pact, the United States may withdraw from NAFTA. However, there can be no assurance as to what the U.S. administration will do, and the impact of these measures or any others adopted by the new U.S. administration cannot be predicted.

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

Natural disasters could adversely affect our business.

From time to time, different regions of Mexico and certain areas of the other countries in which we operate experience torrential rains and hurricanes, as well as earthquakes. FEMSA Comercio’s points of sales and some operating facilities have been affected by hurricanes and other weather events in the past, which have resulted in temporary closures and losses. Natural disasters may impede operations, damage facilities necessary to our operations and adversely affect the purchasing power of our clients. Also, any of these events could force us to increase our capital expenditures to put our stores back in operation. Accordingly, the occurrence of natural disasters in the locations where we have operations could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company—Insurance.”

Technology and cyber-security risks.

We use information systems to operate our business, to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because information systems are critical to many of our operating activities, our business may be impacted by system shutdowns, service disruptions or security breaches, such as failures during routine operations, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyber-attacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, natural disasters, failures or impairments of telecommunication networks or other catastrophic events. Such incidents could result in unauthorized disclosure of material confidential information, and we could experience delays in reporting our financial results. In addition, misuse, leakage or falsification of information could result in violations of data privacy laws and regulations, damage our reputation and credibility and, therefore, could have a material adverse effect on our financial situation and results, or may require us to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems.

Security risks in Mexico could increase, and this could adversely affect our results.

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to organized crime. The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, pose a risk to our business. Historically, these incidents have been relatively concentrated along the northern Mexican border, and during 2017 in certain other Mexican states such as Tabasco, Baja California, Estado de Mexico, Morelos and Colima. The north of Mexico is an important region for some of our FEMSA Comercio operations, and an increase in crime rates could negatively affect our sales and customer traffic, increase our security expenses, and result in higher turnover of personnel or damage to the perception of our brands. This situation could worsen and adversely impact our business and financial results because consumer habits and patterns adjust to the increased perceived and real security risks, as people refrain from going out as much and gradually shift some on-premise consumption to off-premise consumption of food and beverages on certain social occasions.

Depreciation of local currencies in other Latin American countries where we operate may adversely affect our financial position.

The devaluation of the local currencies against the U.S. dollar in our non-Mexican territories can increase our operating costs in these countries, and depreciation of the local currencies against the Mexican peso can negatively affect the translation of our results for these countries. In recent years, the Venezuelan currency has been volatile against the Mexican peso. During 2017, in addition to the Venezuelan currency, the currency of Argentina also depreciated against the Mexican peso. Future currency devaluation or the imposition of exchange controls in any of these countries, or in Mexico, would have an adverse effect on our financial position and results.

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

Coca-Cola FEMSA translated its results of operations in Venezuela for the year ended December 31, 2017 into Mexican pesos using an exchange rate of 22,793 bolivars per U.S. dollar. As explained in Note 3.3 to our audited consolidated financial statements, as of December 31, 2017, the exchange rate used to translate the financial statements of our Venezuelan subsidiary for reporting purposes into the consolidated financial statements was 22,793 bolivars per U.S. dollar which reflects management’s judgment about the effects of the economic environment in Venezuela on the variability in the exchange rate.

More generally, future currency devaluations or the imposition of exchange controls in any of the countries where we operate may potentially increase our operating costs, which could have an adverse effect on our financial position and results of operations. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk— Foreign Currency Exchange Rate Risk.”

Risks Related to the Heineken Investment

FEMSA does not control Heineken N.V.’s and Heineken Holding N.V.’s decisions.

On April 30, 2010, FEMSA announced the closing of the transaction pursuant to which FEMSA agreed to exchange 100% of its beer operations for a 20% economic interest in Heineken N.V. and Heineken Holding N.V. (which, together with their respective subsidiaries, we refer to as “Heineken” or the “Heineken Group”). As a consequence of this transaction, which we refer to as the Heineken transaction, FEMSA participates in the Heineken Holding N.V. Board of Directors, which we refer to as the Heineken Holding Board, and in the Heineken N.V. Supervisory Board, which we refer to as the Heineken Supervisory Board. However, FEMSA is not a majority or controlling shareholder of Heineken N.V. or Heineken Holding N.V., nor does it control the decisions of the Heineken Holding Board or the Heineken Supervisory Board. Therefore, the decisions made by the majority or controlling shareholders of Heineken N.V. or Heineken Holding N.V. or the Heineken Holding Board or the Heineken Supervisory Board may not be consistent with or may not consider the interests of FEMSA’s shareholders or may be adverse to the interests of FEMSA’s shareholders. Additionally, FEMSA has agreed not to disclose non-public information and decisions taken by Heineken. On September 21, 2017, FEMSA completed the sale of a 5.24% of combined shareholding in the Heineken Group, reducing our economic interest from 20% to 14.76%. FEMSA’s aforementioned governance rights did not change as a result of the sale.

Heineken operates in a large number of countries.

Heineken is a global brewer and distributor of beer in a large number of countries. Because of the Heineken Investment, FEMSA shareholders are indirectly exposed to the political, economic and social circumstances affecting the markets in which Heineken is present, which may have an adverse effect on the value of FEMSA’s interest in Heineken, and, consequently, the value of FEMSA shares.

The Mexican peso may strengthen compared to the Euro.

In the event of a depreciation of the euro against the Mexican peso, the fair value of the Heineken Investment will be adversely affected. Furthermore, the cash flow that is expected to be received in the form of dividends from Heineken will be in euros, and therefore, in the event of a depreciation of the euro against the Mexican peso, the amount of expected cash flow will be adversely affected. “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

Heineken N.V. and Heineken Holding N.V. are publicly listed companies.

Heineken N.V. and Heineken Holding N.V. are listed companies whose stocks trade publicly and are subject to market fluctuation. A reduction in the price of Heineken N.V. or Heineken Holding N.V. shares would result in a reduction in the economic value of the Heineken Investment.

Risks Related to Our Principal Shareholders and Capital Structure

A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and the interests of which may differ from those of other shareholders.

As of March 16, 2018, the voting trust owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

Holders of Series D-B and D-L Shares have limited voting rights.

Holders of Series D-B and D-L Shares have limited voting rights and are only entitled to vote on specific matters, such as certain changes in the form of our corporate organization, dissolution or liquidation, a merger with a company with a distinct corporate purpose, a merger in which we are not the surviving entity, a change of our jurisdiction of incorporation, the cancellation of the registration of the Series D-B and D-L Shares and any other matters that expressly require approval from such holders under the Mexican Securities Law. As a result of these limited voting rights, Series D-B and D-L holders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock, we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. By law, we may not allow holders of our shares or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the U.S. Securities and Exchange Commission, which we refer to as the “SEC”, with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

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

The market value of securities of Mexican companies is, to varying degrees, influenced by economic and securities market conditions in other emerging market countries. Although economic conditions are different in each country, investors’ reactions to developments in one country can have effects on the securities of issuers in other countries, including Mexico. We cannot assure you that events elsewhere, especially in emerging markets, will not adversely affect the market value of our securities.

The failure or inability of our subsidiaries to pay dividends or other distributions to us may adversely affect us and our ability to pay dividends to holders of ADSs.

We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of March 31, 2018, we had no restrictions on our ability to pay dividends. Further, our non-controlling shareholder position in Heineken means that we will be unable to require payment of dividends with respect to the Heineken Investment.

ITEM 4.	INFORMATION ON THE COMPANY

The Company

Overview

We are a Mexican company, and our origin dates back to 1890. Our company was incorporated on May 30, 1936 and has a duration of 99 years. The duration can be extended indefinitely by resolution of our shareholders. Our legal name is Fomento Económico Mexicano, S.A.B. de C.V., and in commercial and business contexts we frequently refer to ourselves as “FEMSA”. Our principal headquarters are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410, Mexico. Our telephone number at this location is (+52-81) 8328-6000. Our website is www.femsa.com. We are organized as a sociedad anónima bursátil de capital variable under the laws of Mexico.

We are a leading company that participates in the following businesses:

•	In the beverage industry through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume;

•

In the retail industry through FEMSA Comercio, comprising the Retail Division operating various small-format store chains including OXXO, the Fuel Division, operating the OXXO GAS chain of retail service stations, and the Health Division, which includes drugstores and related operations;

•	In the beer industry, through the Heineken Investment, which is the second largest equity holding in Heineken, one of the world’s leading brewers with operations in over 70 countries; and

•	In other ancillary businesses, through FEMSA Strategic Businesses, including logistics services, point-of-sale refrigeration and plastics solutions.

Corporate Background

FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A., which was established in 1890. It was founded by five Monterrey businessmen: Francisco Sada Gómez, José A. Muguerza Crespo, Isaac Garza Garza, José Calderón Penilla and Joseph M. Schneider. Descendants of certain of the founders of Cervecería Cuauhtémoc, S.A. are participants of the voting trust that controls the management of our company.

The strategic integration of the company dates back to 1936 when its packaging operations were established to supply crown caps to the brewery. During this period, these operations were part of what was known as the Monterrey Group, which also included interests in banking and steel businesses and other packaging operations.

In 1974, the Monterrey Group was split between two branches of the descendants of the founding families of Cervecería Cuauhtémoc, S.A. The steel and other packaging operations formed the basis for the creation of Corporación Siderúrgica, S.A. (now Alfa, S.A.B. de C.V.), controlled by the Garza Sada family, and the beverage and banking operations were consolidated under the Valores Industriales, S.A. de C.V. (the corporate predecessor of FEMSA) corporate umbrella controlled by the Garza Lagüera family. FEMSA’s shares were first listed on what is now the Bolsa Mexicana de Valores, S.A.B. de C.V. (which we refer to as the Mexican Stock Exchange) on September 19, 1978. Between the decades of 1970 and 1980, FEMSA diversified its operations through acquisitions in the soft drinks and mineral water industries, the establishment of the first stores under the trade name OXXO and other investments in non-core businesses that were subsequently divested.

In the 1990s, we began a series of strategic transactions to strengthen the competitive positions of our operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of The Coca-Cola Company and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993. Coca-Cola FEMSA listed its L shares on the Mexican Stock Exchange and, in the form of American Depositary Shares, or “ADSs”, on the New York Stock Exchange, or “NYSE”.

In 1998, we completed a reorganization that united the shareholders of FEMSA and the former shareholders of Grupo Industrial Emprex, S.A. de C.V. (which we refer to as “Emprex”) at the same corporate level through an exchange offer that was consummated on May 11, 1998. As part of the reorganization, FEMSA listed ADSs on the NYSE representing BD Units and listed the BD Units and B Units on the Mexican Stock Exchange.

In May 2003, our subsidiary Coca-Cola FEMSA expanded its operations throughout Latin America by acquiring 100% of Panamerican Beverages, Inc. (which we refer to as “Panamco”), then the largest soft drink bottler in Latin America in terms of sales volume in 2002. Through its acquisition of Panamco, Coca-Cola FEMSA began producing and distributing Coca-Cola trademark beverages in additional territories in Mexico, Central America, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.

In April 2008, FEMSA’s shareholders approved a proposal to amend our bylaws in order to preserve the unit structure for our shares that has been in place since May 1998 and to maintain our existing share structure beyond May 11, 2008. Following the shareholder approvals of April 2008, absent shareholder action, our share structure will continue to be composed of Series B Shares, which must represent not less than 51% of our outstanding capital stock, and Series D-B and Series D-L Shares, which together may represent up to 49% of our outstanding capital stock. Our Unit structure, absent shareholder action, will continue to consist of B Units, which bundle five Series B Shares, and BD Units, which bundle one Series B Share, two Series D-B Shares and two Series D-L Shares. See “Item 9. The Offer and Listing—Description of Securities.”

In January 2010, FEMSA entered into an agreement under which FEMSA exchanged its brewery business of Cuauhtémoc Moctezuma for a 20% economic interest in the Heineken Group, one of the world’s leading brewers. Under the terms of this transaction, which closed in April 2010, FEMSA received 43,018,320 shares of Heineken Holding N.V. and 43,009,699 shares of Heineken N.V., with an additional 29,172,504 shares of Heineken N.V. (which shares we refer to as the Allotted Shares) delivered pursuant to an allotted share delivery instrument, or the ASDI, with the final installment delivered in October 2011. On September 18, 2017, FEMSA completed the sale of Heineken N.V. shares representing 3.90% of issued share capital of Heineken N.V. and the sale of Heineken Holding N.V. shares representing 2.67% of the issued share capital of Heineken Holding N.V., reducing our aggregate economic interest in the Heineken Group from 20% to 14.76%.

In January 2013, Coca-Cola FEMSA acquired a 51.0% non-controlling majority stake in KOF Philippines from The Coca-Cola Company. Since January 2017, Coca-Cola FEMSA controls KOF Philippines, as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company.

In May 2013, FEMSA Comercio through one of its subsidiaries, Cadena Comercial de Farmacias, S.A.P.I. de C.V. (which we refer to as “CCF”), closed the acquisition of Farmacias YZA, a leading drugstore operator in Southeast Mexico. The founding shareholders of Farmacias YZA hold a 22.7% stake in CCF. In a separate transaction, also in May 2013, CCF acquired Farmacias FM Moderna, a leading drugstore operator in the western state of Sinaloa. In June 2015, CCF acquired 100% of Farmacias Farmacon, a regional pharmacy chain in the northwestern Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur.

In March 2015, following changes to the legal framework resulting from the adoption of Mexico’s energy reform, FEMSA Comercio began to acquire service station franchises of Petroleos Mexicanos (“PEMEX”) and obtain permits from PEMEX to operate such service stations as a franchisee. These acquisitions started taking place after two decades (1995-2015) of FEMSA Comercio providing operation services to retail service stations for fuels, motor oils and other car care products through agreements with third parties that owned PEMEX franchises.

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

In 2016, FEMSA Comercio, through its subsidiary Cadena Comercial USA Corporation, LLC. (“Cadena Comercial USA”), completed the acquisition of an 80% economic stake in Specialty’s Café & Bakery, Inc. (“Specialty’s”), which operates café restaurants in the states of California, Washington and Illinois. In January 2017, Cadena Comercial USA completed the acquisition of the remaining 20% economic stake in Specialty’s becoming its sole owner.

In June 2016, FEMSA Comercio acquired Comercial Big John Limitada (“Big John”), a leading convenience store operator based in Santiago, Chile.

In December 2016, Coca-Cola FEMSA acquired Vonpar, a Brazilian bottler of Coca-Cola trademark products, with operations in the states of Rio Grande do Sul and Santa Catarina in Brazil. As part of their acquisition, Coca-Cola FEMSA also acquired an additional minority equity interest in Leão Alimentos e Bebidas, Ltda., or Leão Alimentos.

For more information on: (i) the Heineken transaction, see “Item 10. Additional Information—Material Contracts,” (ii) FEMSA Comercio’s recent transactions, see “Item 4. Information on the Company—FEMSA Comercio – Corporate History,” and (iii) Coca-Cola FEMSA’s recent transactions, see “Item 4. Information on the Company—Coca-Cola FEMSA—Corporate History.”

Ownership Structure

We conduct our business through our principal subsidiary companies as shown in the following diagram and table:

Ownership Structure as of March 31, 2018

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as “CIBSA.”
(2)	Percentage of issued and outstanding capital stock owned by CIBSA (63% of Coca-Cola FEMSA’s capital stock with full voting rights). See “Item 4. Information on the Company – Coca-Cola FEMSA – Capital Stock.”
(3)	Our Heineken Investment is held indirectly by subsidiaries of FEMSA, including CB Equity. Our economic interest in the Heineken Group decreased from 20.0% as of December 31, 2016 to 14.76% as of December 31, 2017 as a result of a partial disposition. See Note 4.2 to our audited consolidated financial statements. See “Item 4. Information on the Company – Corporate Background.”
(4)	Includes the Retail Division, the Health Division and the Fuel Division.

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2017:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.2	%(1)
Emprex:	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%
CB Equity	United Kingdom	100.0%

(1)	Percentage of capital stock. FEMSA, through CIBSA, owns 63% of the ordinary voting shares of Coca-Cola FEMSA.

The following table presents an overview of our operations by reportable segment and by geographic area:

Operations by Segment—Overview

Year Ended December 31, 2017 and % of growth (decrease) vs. previous year

	Coca-Cola FEMSA (4)			Retail Division			Health Division(3)		Fuel Division			Heineken Investment
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps. 203,780	15%		Ps. 154,204	12%		Ps. 47,421	9%	Ps.	38,388	34%	Ps.	—	—
Gross Profit	91,685	15%		58,245	14%		14,213	12%		2,767	23%		—	—
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	60	(59	%)(1)	5	(67	%)(2)	—	—		—	—		7,848	24%
Total assets	285,677	2%		68,820	15%		38,496	7%		4,678	28%		76,555	(30	%)(5)
Employees	101,686	19%		134,171	7%		21,493	1%		5,839	9%		—	—

(1)	Reflects the percentage decrease between the gain of Ps. 60 million recorded in 2017 and the gain of Ps. 147 million recorded in 2016.
(2)	Reflects the percentage decrease between the gain of Ps. 5 million recorded in 2017 and the gain of Ps. 15 million recorded in 2016.
(3)	The operations that compose the Health Division have been treated as a separate reportable segment since 2016.
(4)	Includes results of CCFPI, with consolidation accounting method beginning February 2017 and the full year of Vonpar, which was consolidated in December 2016.
(5)	Reflects sale of 5.24% combined economic interest in the Heineken Group.

Total Revenues Summary by Segment(1)

	Year Ended December 31, 2017
	2017	2016	2015
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.203,780	Ps.177,718	Ps.152,360
FEMSA Comercio
Retail Division	154,204	137,139	119,884
Health Division	47,421	43,411	13,053
Fuel Division	38,388	28,616	18,510
Other	35,357	29,491	22,774
Consolidated total revenues	Ps.460,456	Ps.399,507	Ps.311,589

(1)	The sum of the financial data for each of our segments differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

Total Revenues Summary by Geographic Area(1)

	Year Ended December 31, 2017
	2017	2016	2015
	(in millions of Mexican pesos)
Mexico and Central America(2)	Ps.301,463	Ps.267,732	Ps.228,563
South America(3)	135,608	113,937	74,928
Asia	20,524	—	—
Venezuela	3,932	18,937	8,904
Consolidated total revenues	Ps.460,456	Ps.399,507	Ps.311,589

(1)	The sum of the financial data for each geographic area differs from our consolidated financial information due to intercompany transactions, which are eliminated in consolidation.
(2)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico-only) revenues were Ps. 288,783 million, Ps. 254,643 million and Ps. 218,809 million for the years ended December 31, 2017, 2016 and 2015, respectively.
(3)	South America includes Brazil, Colombia, Argentina and Chile. South America revenues include revenues from our operations in Brazil of Ps. 64,345 million, Ps. 48,924 million and Ps. 39,749 million; revenues from our operations in Colombia of Ps. 17,545 million, Ps. 17,027 million and Ps. 14,283 million; revenues from our operations in Argentina of Ps. 13,938 million, Ps. 12,340 million and Ps. 14,004 million; revenues from our operations in Chile of Ps. 40,660 million Ps. 36,631 million, and Ps. 7,586 million for the years ended December 31, 2017, 2016 and 2015, respectively.

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

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guides our consolidation and growth efforts, which have led to our current continental footprint. We operate in Mexico, Central and South America and the Philippines including some of the most populous metropolitan areas in Latin America—which provides us with opportunities to create value through both an improved ability to execute our strategies in complex markets and the use of superior commercial tools. We have also increased our capabilities to operate and succeed in other geographic regions by improving management skills in order to obtain a precise understanding of local consumer needs. Going forward, we intend to use those capabilities to continue our international expansion of both Coca-Cola FEMSA and FEMSA Comercio, expanding both our geographic footprint and our presence in the non-alcoholic beverage industry and in small box retail formats, as well as taking advantage of potential opportunities across markets to leverage our capability set.

Recent examples include our entry into the drugstore business in Mexico and South America, and into the fuel service station business in Mexico, where we are applying our retail and operational capabilities to develop attractive value propositions for consumers in these formats.

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world in terms of volume. Coca-Cola FEMSA operates in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico.

•	Central America—Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide) and Panama (nationwide).

•	Colombia—most of the country.

•	Venezuela—nationwide (through an investment in KOF Venezuela).

•	Brazil—a major part of the states of Sao Paulo and Minas Gerais, the states of Parana, Santa Catarina and Mato Grosso do Sul and part of the states of Rio de Janeiro, Rio Grande do Sul and Goias.

•	Argentina—Buenos Aires and surrounding areas.

•	The Philippines—nationwide.

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

The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2017.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2017

	Total Revenues			Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps.	92,643	45.5%	Ps.	45,106	49.2%
South America (excluding Venezuela)(2)		86,608	42.5%		37,756	41.2%
Venezuela		4,005	2.0%		646	0.7%
Asia(3)		20,524	10.1%		8,178	8.9%

Consolidated	Ps.	203,780	100.0%	Ps.	91,686	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.
(3)	Includes results of KOF Philippines from February 1, 2017.

Corporate History

Coca-Cola FEMSA commenced operations in 1979, when a subsidiary of FEMSA acquired certain sparkling beverage bottlers in Mexico City and surrounding areas. In 1991, FEMSA transferred its ownership in the bottlers to FEMSA Refrescos, S.A. de C.V., Coca-Cola FEMSA’s corporate predecessor. In June 1993, a subsidiary of The Coca-Cola Company subscribed for 30.0% of Coca-Cola FEMSA’s capital stock in the form of Series D shares. In September 1993, FEMSA sold Series L shares that represented 19.0% of Coca-Cola FEMSA’s capital stock to the public, and Coca-Cola FEMSA listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the NYSE.

In a series of transactions since 1994, Coca-Cola FEMSA has acquired new territories, brands and other businesses which today comprise its business. In May 2003, Coca-Cola FEMSA acquired Panamerican Beverages Inc., or Panamco, and began producing and distributing Coca-Cola trademark beverages in additional territories in the central, southeastern and northeastern regions of Mexico and in Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.

In November 2006, we acquired 148,000,000 of Coca-Cola FEMSA’s Series D shares from certain subsidiaries of The Coca-Cola Company, which increased our ownership to 53.7%.

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

In July 2008, Coca-Cola FEMSA acquired the Agua de los Angeles bulk water business in Mexico City and surrounding areas from Grupo Embotellador CIMSA, S.A. de C.V., at the time one of the Coca-Cola bottling franchises in Mexico. The trademarks remain with The Coca-Cola Company. Coca-Cola FEMSA subsequently merged Agua de los Angeles into Coca-Cola FEMSA’s bulk water business under the Ciel brand.

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

In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand, which would later be integrated with the Brazilian operations of Jugos del Valle.

In March 2011, Coca-Cola FEMSA acquired together with The Coca-Cola Company, Grupo Industrias Lácteas, S.A. (known as Estrella Azul), a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama.

In October 2011, Administradora de Acciones del Norte, S.A.P.I. de C.V., or Grupo Tampico, a Mexican bottler with operations in the states of Tamaulipas, San Luis Potosi, and Veracruz, as well as in parts of the states of Hidalgo, Puebla and Queretaro, merged with Coca-Cola FEMSA.

In December 2011, Corporación de los Angeles, S.A. de C.V., or Grupo CIMSA, a Mexican Coca-Cola bottler with operations mainly in the states of Morelos and Mexico, as well as in parts of the states of Guerrero and Michoacan, merged with Coca-Cola FEMSA. As part of Coca-Cola FEMSA’s merger with Grupo CIMSA, Coca-Cola FEMSA also acquired a minority equity interest in Promotora Industrial Azucarera, S.A. de C.V., or PIASA.

In May 2012, Grupo Fomento Queretano, S.A.P.I. de C.V., or Grupo Fomento Queretano, a Mexican bottler with operations mainly in the state of Queretaro, as well as in parts of the states of Mexico, Hidalgo and Guanajuato, merged with Coca-Cola FEMSA. As part of Coca-Cola FEMSA’s merger with Grupo Fomento Queretano, it also acquired an additional minority equity interest in PIASA.

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect minority participation in Santa Clara Mercantil de Pachuca, S.A. de C.V., or Santa Clara, a producer of milk and dairy products in Mexico.

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

In May 2013, Grupo Yoli, a Mexican bottler with operations mainly in the state of Guerrero, as well as in parts of the state of Oaxaca, merged with Coca-Cola FEMSA. As part of Coca-Cola FEMSA’s merger with Grupo Yoli, Coca-Cola FEMSA also acquired an additional minority equity interest in PIASA.

In August 2013, Coca-Cola FEMSA acquired Companhia Fluminense, a franchise that operates in parts of the states of Sao Paulo, Minas Gerais and Rio de Janeiro in Brazil. As part of Coca-Cola FEMSA’s acquisition of Companhia Fluminense, Coca-Cola FEMSA also acquired an additional minority equity interest in Leão Alimentos.

In October 2013, Coca-Cola FEMSA acquired Spaipa, a Brazilian bottler with operations in the state of Parana and in parts of the state of Sao Paulo. As part of Coca-Cola FEMSA’s acquisition of Spaipa, it also acquired an additional minority equity interest in Leão Alimentos and a 50.0% stake in Fountain Água Mineral Ltda., a joint venture to develop the water category together with The Coca-Cola Company.

In 2016, Coca-Cola FEMSA entered into certain distribution agreements with Monster Energy Company to sell and distribute Monster trademark energy drinks in most of Coca-Cola FEMSA’s territories. These agreements have a ten-year term and are automatically renewed for up to two five-year terms.

In August 2016, Coca-Cola FEMSA acquired, through Leão Alimentos, an indirect participation in Laticínios Verde Campo Ltda., a producer of milk and dairy products in Brazil.

In December 2016, Coca-Cola FEMSA acquired Vonpar, a Brazilian bottler of Coca-Cola trademark products with operations in the states of Rio Grande do Sul and Santa Catarina in Brazil. As part of Coca-Cola FEMSA’s acquisition of Vonpar, it also acquired an additional minority equity interest in Leão Alimentos.

In March 2017, Coca-Cola FEMSA’s acquired, through its Mexican, Brazilian, Argentine, Colombian subsidiaries and also through its interest in Jugos del Valle in Mexico, a participation in the AdeS soy-based beverage businesses. As a result of this acquisition, Coca-Cola FEMSA has exclusive distribution rights of AdeS soy-based beverages in Coca-Cola FEMSA’s territories in these countries.

Capital Stock

As of April 13, 2018, we indirectly owned Series A shares equal to 47.2% of Coca-Cola FEMSA’s capital stock (63.0% of our capital stock with full voting rights). As of April 13, 2018, The Coca-Cola Company indirectly owned Series D shares equal to 27.8% of the capital stock of Coca-Cola FEMSA’s company (37.0% of our capital stock with full voting rights). Series L shares with limited voting rights, which trade on the Mexican Stock Exchange and in the form of ADSs on the NYSE, constitute the remaining 25.0% of Coca-Cola FEMSA’s capital stock.

Business Strategy

Coca-Cola FEMSA operates with a large geographic footprint in Latin America and the Philippines. To consolidate Coca-Cola FEMSA’s position as a global leader in the multi-category beverage business, Coca-Cola FEMSA continues to expand its robust portfolio of beverages, transforming and enhancing its operational capabilities, inspiring a cultural evolution, and embedding sustainability throughout its business to create economic, social, and environmental value for all of Coca-Cola FEMSA’s stakeholders.

Coca-Cola FEMSA’s view on sustainable development is a comprehensive part of its business strategy. Coca-Cola FEMSA bases its efforts in Coca-Cola FEMSA’s ethics and values, focusing on (i) our people, (ii) our communities and (iii) our planet, and Coca-Cola FEMSA takes a responsible and disciplined approach to the use of resources and capital allocation.

To maximize growth and profitability and driven by our centers of excellence’s initiatives Coca-Cola FEMSA plans on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase its business scale and profitability across categories, (iii) continue its expansion through organic growth and strategic joint ventures, mergers and acquisitions, (iv) accelerate the digitization of its core processes and (v) empower people to lead this transformation, building on its high performance organization.

Coca-Cola FEMSA seeks to accelerate its revenue growth through the introduction of new categories, products and presentations that better meet market demand, while maintaining Coca-Cola FEMSA’s core products and improving its profitability. To address Coca-Cola FEMSA consumers’ diverse lifestyles, Coca-Cola FEMSA has developed new products through innovation and has expanded the availability of low- and non-caloric beverages by reformulating existing products to reduce added sugar and offering smaller presentations of its products. As of December 31, 2017, approximately 41.0% of Coca-Cola FEMSA’s brands were low- or non-caloric beverages, and Coca-Cola FEMSA continues to expand its product portfolio to offer more options to its consumers so they can satisfy their hydration and nutrition needs. See “Item 4. Information on the Company—Coca-Cola FEMSA—Products” and “Item 4. Information on the Company—Coca-Cola FEMSA —Packaging.” In addition, Coca-Cola FEMSA informs its consumers through front labeling on the nutrient composition and caloric content of Coca-Cola FEMSA’s beverages. Coca-Cola FEMSA has been pioneers in the introduction of the Guideline Daily Amounts (GDA), and Coca-Cola FEMSA performs responsible advertising practices and marketing. Coca-Cola FEMSA voluntarily adheres to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company, achieving full compliance with all such codes in all of the countries where we operate.

Coca-Cola FEMSA views its relationship with The Coca-Cola Company as integral to Coca-Cola FEMSA’s business, and together Coca-Cola FEMSA and The Coca-Cola Company has developed marketing strategies to better understand and address our consumer needs. See “Item 4. Information on the Company—Coca-Cola FEMSA —Marketing.”

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories giving estimates in each case of the population to which Coca-Cola FEMSA offers products and the number of retailers of its beverages as of December 31, 2017:

Products

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks and plant-based drinks).

Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its main line extensions, accounted for 58.3% of total sales volume in 2017. Coca-Cola FEMSA’s next largest brands, Ciel (a water brand from Mexico and its line extensions), Fanta (and its line extensions), Del Valle (and its line extensions) and Sprite (and its line extensions) accounted for 9.9%, 5.7%, 4.0% and 3.7%, respectively, of total sales volume in 2017. Coca-Cola FEMSA uses the term line extensions to refer to the different flavors and low-calorie versions in which Coca-Cola FEMSA offers its brands.

The following table sets forth Coca-Cola FEMSA’s main products as of December 31, 2017:

Colas:
Coca-Cola	Coca-Cola Zero
Coca-Cola Sin Azúcar	Coca-Cola Light

Flavored Sparkling Beverages:
Crush	Kuat	Quatro
Fanta	Lift	Schweppes
Fresca	Mundet	Sprite

Still Beverages:
Cepita	Hi-C	Leão	Monster
Estrella Azul	Santa Clara	Powerade	AdeS
FUZE Tea	Jugos del Valle	ValleFrut

Water:
Alpina	Brisa	Dasani	Wilkins
Aquarius	Ciel	Manantial	Viva
Bonaqua	Crystal	Nevada

Packaging

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by The Coca-Cola Company, which consist primarily of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of PET. Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which Coca-Cola FEMSA sells its products. Presentation sizes for Coca-Cola FEMSA’s Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of Coca-Cola FEMSA’s products excluding water, Coca-Cola FEMSA considers a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allows Coca-Cola FEMSA to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which Coca-Cola FEMSA refers to as fountain. Coca-Cola FEMSA also sells bottled water products in bulk sizes, which refers to presentations equal to or larger than 5.0 liters, which have a much lower average price per unit case than Coca-Cola FEMSA’s other beverage products.

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

The characteristics of Coca-Cola FEMSA’s territories are very diverse. Central Mexico and Coca-Cola FEMSA’s territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of its territories. Coca-Cola FEMSA’s territories in Brazil are densely populated but have lower consumption of beverage products as compared to Mexico. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with low population density, low per capita income and low consumption of beverages. In the Philippines, although there are more than 7,600 islands, the population is concentrated on three main islands with low per capita income and low consumption of beverages.

The following table illustrates our historical sales volume and number of transactions for each of Coca-Cola FEMSA’s consolidated reporting segments, as well as its unit case and transaction mix by category.

	Year Ended December 31,
	2017	2016	2015
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Mexico and Central America	2,017.9	2,025.6	1,952.4
South America (excluding Venezuela)(1)(2)	1,236.0	1,165.3	1,247.6
Venezuela	64.2	143.1	235.6
Asia(3)	552.4	—	—

Total Sales Volume	3,870.6	3,334.0	3,435.6
Growth	16.1%	(3.0)%	0.5%

Unit Case Mix by Category
Sparkling beverages	78.2%	77.7%	78.1%
Water(4)	15.0%	15.9%	15.7%
Still beverages	6.8%	6.4%	6.2%

Total	100.0%	100.0%	100.0%

Number of Transactions
Mexico and Central America	11,231.7	11,382.1	10,877.1
South America (excluding Venezuela)(1)(2)	7,924.1	7,619.7	8,084.4
Venezuela	441.0	772.6	1,318.1
Asia(3)	6,278.5	—	—

Total Number of Transactions	25,875.3	19,774.4	20,279.6
Growth	30.9%	(2.5)%	0.7%

Transaction Mix by Category
Sparkling beverages	83.4%	81.1%	81.3%
Water(4)	7.4%	8.7%	8.6%
Still beverages	9.2%	10.2%	10.1%

Total	100.0%	100.0%	100.0%

(1)	Includes sales volume and transactions from the operations of Vonpar from December 2016.
(2)	Excludes beer sales volume and transactions.
(3)	Includes sales volume and transactions from Coca-Cola FEMSA’S operations in the Philippines from February 1, 2017.
(4)	Includes bulk water volume and transactions.

Total sales volume increased by 16.1% to 3,870.6 million unit cases in 2017 as compared to 2016, mainly as a result of the acquisition of Vonpar and the consolidation of KOF Philippines, which was partially offset by volume contraction in Argentina, Colombia and Venezuela as discussed below. On a comparable basis, excluding the effects of (i) Coca-Cola FEMSA’s recent acquisition of Vonpar, and (ii) Coca-Cola FEMSA’s operations in Venezuela, and including the results of KOF Philippines as if its consolidation had occurred on January 1, 2016, total sales volume would have decreased by 1.5% in 2017 as compared to 2016. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased 16.9% as compared to 2016. On a comparable basis, sales volume of its sparkling beverage portfolio would have decreased by 1.7%, driven by volume contractions across most of its operations, which were partially offset by volume growth in the Philippines. On the same basis, Coca-Cola FEMSA’s colas portfolio’s sales volume would have declined 1.4%, while its flavored sparkling beverage portfolio would have declined 2.6%. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased 23.7% as compared to 2016. On a comparable basis, sales volume of its still beverage portfolio would have declined 2.6%, mainly due to volume contractions in Brazil, Colombia and the Philippines, which were partially offset by growth in Mexico and Argentina. Sales volume of bottled water, excluding bulk water, increased 9.2% as compared to 2016. On a comparable basis, bottled water, excluding bulk water, would have increased by 0.9%, driven mainly by growth in Mexico, Central America and the Philippines, which was partially offset by volume contractions in South America. Sales volume of bulk water increased 9.0% as compared to 2016. On a comparable basis, sales volume of bulk water would have decreased by 0.7%, driven mainly by a volume contraction in Colombia, which was partially offset by volume growth in Argentina, Brazil and the Philippines.

The total number of transactions in 2017 increased by 30.9% to 25,875.3 million transactions as compared to 2016, mainly as a result of the acquisition of Vonpar and the consolidation of KOF Philippines. On a comparable basis, the total number of transactions in 2017 would have decreased by 1.4% as compared to 2016. Total number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio increased by 34.6% as compared to 2016. On a comparable basis, total transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2017 would have decreased by 1.5% as compared to 2016, mainly driven by transaction contractions across most of Coca-Cola FEMSA’s operations, which were partially offset by an increase in transactions in Argentina and the Philippines. Total transactions for Coca-Cola FEMSA’s still beverage category increased 17.8% as compared to 2016. On a comparable basis, total transactions for its still beverage category would have decreased 2.1% as compared to 2016, mainly driven by a transaction decline in Colombia, which was partially offset by an increase in transactions in Mexico, Argentina and the Philippines. Total transactions for bottled water, including bulk water, increased 11.6% as compared to 2016. On a comparable basis, total transactions for Coca-Cola FEMSA’s water category would have remained flat as compared to 2016, driven mainly by an increase in transactions in Mexico and the Philippines, which was offset by transaction declines in the rest of its operations.

In 2017, multiple serving presentations represented 64.8% of total sparkling beverages sales volume, a 430 basis points decrease as compared to 2016. Returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 32.3%, a 320 basis points increase as compared to 2016.

Total sales volume decreased by 3.0% to 3,334.0 million unit cases in 2016 as compared to 2015, as a result of the sales volume contraction in Brazil, Colombia, Argentina and Venezuela discussed below. On a comparable basis, excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, total sales volume would have decreased by 0.9% in 2016 as compared to 2015. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 3.4% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, sales volume of its sparkling beverage portfolio would have decreased by 1.0%, mainly as a result of a contraction in Brazil and Colombia, which was partially offset by the positive performance of the Coca-Cola brand in Mexico, Central America and Colombia, and Coca-Cola FEMSA’s flavored sparkling beverage portfolio in Mexico and Central America. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 0.6% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, sales volume of its still beverage portfolio would have grown 2.9% mainly driven by the positive performance of ValleFrut orangeade, Del Valle juice and the Santa Clara dairy business in Mexico and Fuze tea in Central America. Sales volume of bottled water, excluding bulk water, decreased by 1.2% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, bottled water, excluding bulk water, would have decreased by 1.1%, driven by a contraction in Brazil and Colombia, which was partially offset by increased volume in Mexico and Argentina. Sales volume of bulk water decreased by 2.0% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, sales volume of bulk water would have decreased by 1.9%, mainly driven by a sales volume contraction of the Brisa and Crystal brand products in Colombia and Brazil, respectively.

The total number of transactions in 2016 decreased by 2.5% to 19,774.4 million transactions as compared to 2015. On a comparable basis, the total number of transactions in 2016 would have decreased by 0.3% to 18,902.4 million as compared to 2015. On the same basis, total transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2016 would have decreased by 0.6% as compared to 2015, mainly driven by a contraction in Brazil, Colombia and Argentina, which was partially offset by the positive performance in Mexico and Central America. On a comparable basis, total transactions for Coca-Cola FEMSA’s still beverage category would have grown 2.6% as compared to 2015, mainly driven by the positive performance in Mexico and Central America. On the same basis, total transactions for bottled water, including bulk water, would have decreased by 1.1% as compared to 2015, driven by a contraction in Brazil, which was partially offset by the positive performance in Mexico, Central America and Colombia.

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

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in Mexico and Central America:

	Year Ended December 31,
	2017	2016	2015
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Mexico	1,845.0	1,850.7	1,784.6
Central America(1)	173.0	174.9	167.8

Total Sales Volume	2,017.9	2,025.6	1,952.4
Growth	(0.4)%	3.7%	1.8%

Unit Case Mix by Category
Sparkling beverages	73.8%	74.1%	74.0%
Water(2)	19.8%	19.6%	20.2%
Still beverages	6.5%	6.2%	5.8%

Total	100.0%	100.0%	100.0%

Number of Transactions
Mexico	9,764.5	9,884.1	9,429.1
Central America(1)	1,467.2	1,498.0	1,448.0

Total Number of Transactions	11,231.7	11,382.1	10,877.1
Growth	(1.3)%	4.6%	2.4%

Transaction Mix by Category
Sparkling beverages	82.6%	82.9%	83.1%
Water(2)	7.0%	6.9%	7.0%
Still beverages	10.3%	10.2%	9.9%

Total	100.0%	100.0%	100.0%

(1)	Includes Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes bulk water volumes and transactions.

Total sales volume in Coca-Cola FEMSA’s Mexico and Central America consolidated reporting segment decreased by 0.4% to 2,017.9 million unit cases in 2017 as compared to 2016, as a result of volume contraction in both Mexico and Central America as discussed below. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 0.9%, mainly driven by a 1.4% decrease in sales volume of its colas portfolio, which was partially offset by a 1.1% increase in sales volume of its flavored sparkling beverage portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 3.8%, mainly due to growth in both Mexico and Central America. Sales volume of bottled water, excluding bulk water, increased by 2.6%, as Mexico and Central America had a positive performance. Coca-Cola FEMSA’s bulk water portfolio’s sales volume declined 0.7%.

Sales volume in Mexico decreased by 0.3% to 1,845.0 million unit cases in 2017, as compared to 1,850.7 million unit cases in 2016. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 0.8%, driven by a 1.3% decrease in sales volume of Coca-Cola FEMSA’s colas portfolio, which was partially offset by a 1.6% increase in sales volume of its flavored sparkling beverage portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 4.4%. Sales volume of bottled water, excluding bulk water, increased by 2.3%, while Coca-Cola FEMSA’s bulk water portfolio’s sales volume declined by 0.6%.

Sales volume in Central America decreased by 1.1% to 173.0 million unit cases in 2017, as compared to 174.9 million unit cases in 2016. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 1.8%, driven by a 1.7% decrease in its colas portfolio and a 2.0% decrease in sales volume of its flavored sparkling beverage portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased slightly by 0.5%. Sales volume of bottled water, excluding bulk water, increased by 5.7%, while Coca-Cola FEMSA’s bulk water portfolio’s sales volume declined by 3.9%.

The total number of transactions in 2017 in Coca-Cola FEMSA’s Mexico and Central America division decreased by 1.3% to 11,231.7 million transactions as compared to 2016. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2017 decreased by 1.6% as compared to 2016, driven by a 1.9% decrease in Coca-Cola FEMSA’s colas portfolio and a 0.3% decrease in its flavored sparkling beverage portfolio. Transactions for Coca-Cola FEMSA’s still beverage category in 2017 remained flat as compared to 2016. Transactions for bottled water, including bulk water, in 2017 increased by 0.3% as compared to 2016.

In 2017, the total number of transactions in Mexico and Central America decreased by 1.2% to 9,764.5 million, and by 2.1% to 1,467.2 million, respectively, as compared to 2016. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 1.6% and 1.9%, respectively as compared to 2016. Transactions for Coca-Cola FEMSA’s still beverage category increased by 0.9% in Mexico and decreased by 3.0% in Central America as compared to 2016. Transactions for bottled water, including bulk water, increased by 0.4% in Mexico and decreased 0.8% in Central America, as compared to 2016.

In 2017, multiple serving presentations represented 65.2% of total sparkling beverages sales volume in Mexico, a 50 basis points increase as compared to 2016; and 56.0% of total sparkling beverages sales volume in Central America, a 260 basis points increase as compared to 2016. Coca-Cola FEMSA’s strategy continues to be to encourage consumption of single serve presentations while maintaining multiple serving volumes, however Mexico and Central America faced higher inflation and other challenging conditions during 2017 that encouraged consumption of multiple serving presentations. In 2017, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 34.8% in Mexico, a 30 basis points decrease as compared to 2016; and 41.7% in Central America, a 200 basis points increase as compared to 2016, driven by the rollout of Coca-Cola FEMSA’s initiatives in the region aimed at making Coca-Cola FEMSA’s products more affordable to the consumer.

Total sales volume in Coca-Cola FEMSA’s Mexico and Central America consolidated reporting segment increased by 3.7% to 2,025.6 million unit cases in 2016 as compared to 2015, as a result of volume increase in both Mexico and Central America as discussed below. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 3.9%, mainly driven by a 2.8% increase in sales volume of Coca-Cola brand products and an 8.3% increase in sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 11.8%, mainly due to the performance of the Jugos del Valle portfolio and Coca-Cola FEMSA’s Santa Clara dairy business in Mexico. Sales volume of bottled water, including bulk water, increased by 0.7%, mainly driven by an increase in sales volume of Ciel flavored water products in Mexico.

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

The total number of transactions in 2016 in Coca-Cola FEMSA’s Mexico and Central America division increased by 4.6% to 11,382.1 million transactions as compared to 2015. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2016 increased by 4.3% as compared to 2015, driven by the positive performance of the Coca-Cola brand and Coca-Cola FEMSA’s flavored sparkling beverage portfolio. Transactions for its still beverage category in 2016 increased by 8.3% as compared to 2015. Transactions for bottled water, including bulk water, in 2016 increased by 3.2% as compared to 2015.

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

In 2016, multiple serving presentations represented 64.7% of total sparkling beverages sales volume in Mexico, a 10 basis points increase as compared to 2015; and 53.4% of total sparkling beverages sales volume in Central America, a 160 basis points decrease as compared to 2015. Coca-Cola FEMSA’s strategy continues to be to encourage consumption of single serve presentations while maintaining multiple serving volumes. In 2016, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 35.1% in Mexico, a 140 basis points decrease as compared to 2015; and 39.7% in Central America, a 210 basis points increase as compared to 2015.

South America (Excluding Venezuela). Coca-Cola FEMSA’s product portfolio in South America (excluding Venezuela) consists mainly of Coca-Cola trademark beverages, including the Jugos del Valle line of juice-based beverages in Colombia and Brazil, and Heineken beer products in Brazil, which Coca-Cola FEMSA sells and distributes pursuant to its agreement with Cervejarias Kaiser Brasil S.A., or Heineken Brazil, a subsidiary of the Heineken Group. Since 2005, Coca-Cola FEMSA stopped considering beer sold and distributed in Brazil as part of its sales volume.

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in South America (excluding Venezuela), not including beer:

	Year Ended December 31,
	2017	2016	2015
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Brazil(1)	765.1	649.2	693.6
Colombia	265.1	307.0	320.0
Argentina	205.9	209.1	233.9

Total Sales Volume	1,236.0	1,165.3	1,247.6
Growth	6.1%	(6.6)%	(0.8)%

Unit Case Mix by Category
Sparkling beverages	84.7%	83.0%	82.8%
Water(2)	9.3%	10.3%	10.4%
Still beverages	6.1%	6.7%	6.8%

Total	100.0%	100.0%	100.0%

	Year Ended December 31,
	2017	2016	2015
	(millions of unit cases or millions of single units, except percentages)
Number of Transactions
Brazil(1)	4,857.6	4,206.1	4,578.6
Colombia	2,046.5	2,400.9	2,410.7
Argentina	1,019.9	1,012.6	1,095.0
Total Number of Transactions	7,924.1	7,619.6	8,084.3
Growth	4.0%	(5.7)%	(0.7)%

Transaction Mix by Category
Sparkling beverages	80.8%	79.0%	79.4%
Water(2)	9.8%	10.7%	10.5%
Still beverages	9.4%	10.3%	10.1%

Total	100.0%	100.0%	100.0%

(1)	Includes sales volume and transactions from the operations of Vonpar from December 2016.
(2)	Includes bulk water volumes and transactions.

Total sales volume in Coca-Cola FEMSA’s South America (excluding Venezuela) consolidated reporting segment increased by 6.1% to 1,236.0 million unit cases in 2017 as compared to 2016. On a comparable basis, excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar, total sales volume would have decreased by 6.0% in 2017 as compared to 2016, as a result of a volume contraction in all of Coca-Cola FEMSA’s South America operations. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 5.1% as compared to 2016. On a comparable basis, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio would have decreased by 5.3%, mainly due to a volume contraction of its colas portfolio in all our territories in this consolidated reporting segment and a volume contraction in our flavored sparkling beverages in Brazil and Colombia. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 3.3% as compared to 2016. On a comparable basis, sales volume of Coca-Cola FEMSA’s still beverage portfolio would have decreased by 10.4%, mainly driven by a sales volume contraction in Colombia, which was partially offset by volume growth in Argentina. Sales volume of Coca-Cola FEMSA’s bottled water category, excluding bulk water, decreased by 2.4% as compared to 2016. On a comparable basis, sales volume of Coca-Cola FEMSA’s bottled water category, excluding bulk water, would have decreased by 7.7% as compared to 2016, with volume contractions in Argentina, Brazil and Colombia. Sales volume of Coca-Cola FEMSA’s bulk water portfolio decreased by 8.0% as compared to 2016. On a comparable basis, sales volume of Coca-Cola FEMSA’s bulk water portfolio would have declined by 11.1%, mainly driven by a volume decline in Colombia, which was partially offset by volume growth in Argentina and Brazil.

Sales volume in Brazil increased by 17.9% to 765.1 million unit cases in 2017, as compared to 648.9 million unit cases in 2016. On a comparable basis, sales volume would have decreased by 3.8%. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 18.8% as compared to 2016. On a comparable basis, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio would have decreased by 3.9%, as a result of a 3.2% sales volume decrease in its colas portfolio and a 5.8% sales volume decrease in its flavored sparkling beverage portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 14.9% as compared to 2016. On a comparable basis, sales volume of its still beverage portfolio would have decreased by 2.1%. Sales volume of Coca-Cola FEMSA’s bottled water, excluding bulk water, increased by 7.4% as compared to 2016, while sales volume of its bulk water portfolio increased by 18.0%. On a comparable basis, sales volume of bottled water, excluding bulk water, would have decreased by 4.8%, while sales volume of Coca-Cola FEMSA’s bulk water portfolio would have increased by 2.5%.

Sales volume in Colombia decreased by 13.7% to 265.0 million unit cases in 2017, as compared to 307.0 million unit cases in 2016. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 11.8% as compared to 2016, mainly driven by a 6.0% decrease in sales volume of Coca-Cola FEMSA’s colas portfolio and a 31.2% decrease of its flavored sparkling beverages portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 29.1%, as compared to 2016. Sales volume of bottled water, excluding bulk water, decreased by 8.1% as compared to 2016, while sales volume of Coca-Cola FEMSA’s bulk water portfolio decreased by 18.1%.

Sales volume in Argentina decreased by 1.5% to 205.9 million unit cases in 2017, as compared to 209.1 million unit cases in 2016. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 1.5% as compared to 2016, mainly driven by a decrease in sales volume of its colas portfolio. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 12.3% as compared to 2016. Sales volume of bottled water, excluding bulk water, decreased by 7.7%, while sales volume of Coca-Cola FEMSA’s bulk water portfolio decreased by 11.1%.

The total number of transactions in 2017 in Coca-Cola FEMSA’s South America (excluding Venezuela) consolidated reporting segment increased by 4.0% to 7,924.1 million transactions as compared to 2016. On a comparable basis, the total number of transactions in 2017 in this consolidated reporting segment would have decreased by 6.2% as compared to 2016. Transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2017 increased by 6.4% as compared to 2016. On a comparable basis, the number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2017 would have decreased by 4.6% as compared to 2016, driven by a contraction in the number of transactions in Brazil and Colombia, which were partially offset by transaction growth in Argentina. Transactions for Coca-Cola FEMSA’s still beverage category in 2017 decreased by 5.5% as compared to 2016. On a comparable basis, transactions for our still beverage category in 2017 would have decreased by 13.7% as compared to 2016. Transactions for bottled water, including bulk water, decreased by 4.9% in 2017 as compared to 2016. On a comparable basis, transactions for bottled water, including bulk water, in 2017 would have decreased by 10.8% as compared to 2016.

In 2017, the total number of transactions in Argentina and Brazil increased by 0.7% and 15.5% to 1,019.9 and 4,857.6, respectively, while the number of transactions in Colombia decreased by 14.8% to 2,046.5 million as compared to 2016. On a comparable basis, the total number of transactions in Brazil would have decreased by 3.0%. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in Argentina and Brazil in 2017 increased by 16.0% and 1.6% respectively, while the number of transactions in Colombia decreased by 11.0%, as compared to 2016. On a comparable basis, total transactions of Coca-Cola FEMSA’s sparkling portfolio in Brazil would have decreased by 2.9%. The number of transactions for Coca-Cola FEMSA’s still beverage portfolio in Argentina and Brazil in 2017 increased by 16.8% and 1.7%, respectively, while the number of transactions in Colombia decreased by 32.2%, in each case as compared to 2016. On a comparable basis, transactions for Coca-Cola FEMSA’s still beverage category in Brazil would have decreased by 1.1% in 2017. The number of transactions for bottled water, including bulk water, in 2017 increased by 8.5% in Brazil, while the number of transactions in Argentina and Colombia decreased by 6.5% and 16.4%, respectively, as compared to 2016. On a comparable basis, transactions for Coca-Cola FEMSA’s bottled water, including bulk water, in Brazil would have decreased by 5.9% in 2017.

In 2017, multiple serving presentations represented 77.7% of total sparkling beverages sales volume in Brazil, a 140 basis points increase as compared to 2016; 69.4% of total sparkling beverages sales volume in Colombia, a 10 basis points increase as compared to 2016; and 82.1% of total sparkling beverages sales volume in Argentina, a 60 basis points decrease as compared to 2016. In 2017, returnable packaging, as a percentage of total sparkling beverage sales volume, accounted for 16.6% in Brazil a 150 basis points decrease as compared to 2016 driven by the integration of Coca-Cola FEMSA’s recent acquisition of Vonpar; 33.7% in Colombia, an increase of 380 basis points as compared to 2016; and 24.7% in Argentina, an increase of 80 basis points as compared to 2016.

Total sales volume in Coca-Cola FEMSA’s South America (excluding Venezuela) consolidated reporting segment decreased by 6.6% to 1,165.3 million unit cases in 2016 as compared to 2015. On a comparable basis, total sales volume would have decreased by 8.2% to 1,145.7 million unit cases in 2016 as compared to 2015, as a result of volume contraction in all of our South America operations. On the same basis, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 8.0%, mainly due to a volume contraction of Coca-Cola brand products in Brazil and Argentina and flavored sparkling beverages in all of Coca-Cola FEMSA’s territories in this division. On a comparable basis, sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 8.9%, mainly driven by a sales volume contraction of the Jugos del Valle line of business in Colombia and Kapo and Del Valle Mais brand products in Brazil. On the same basis, sales volume of bottled water, including bulk water, decreased by 8.7%, mainly due to a sales volume contraction of Brisa brand products in Colombia and Crystal brand products in Brazil.

Sales volume in Brazil decreased by 6.4% to 649.2 million unit cases in 2016, as compared to 693.6 million unit cases in 2015. On a comparable basis, sales volume would have decreased by 9.2% to 629.7 million unit cases. On the same basis, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 9.0%, mainly as a result of a sales volume decrease in Coca-Cola brand products. On a comparable basis, sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 7.2%, mainly as a result of a sales volume contraction of Kapo and Del Valle Mais brand products. On the same basis, sales volume of bottled water, including bulk water, decreased by 13.1%, mainly due to a sales volume contraction of Crystal brand products.

Sales volume in Colombia decreased by 4.1% to 307.0 million unit cases in 2016, as compared to 320.0 million unit cases in 2015. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 0.7%, mainly driven by a 9.4% decrease in sales volume of our flavored sparkling beverages portfolio, which was partially offset by a 1.9% sales volume increase of Coca-Cola brand products. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 13.6%, mainly as a result of a sales volume contraction of Del Valle and ValleFrut brand products. Sales volume of bottled water, including bulk water, decreased by 11.8%, driven by a sales volume contraction of Brisa brand products in multiple serving presentations.

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

The total number of transactions in 2016 in Coca-Cola FEMSA’s South America (excluding Venezuela) consolidated reporting segment decreased by 5.7% to 7,619.7 million transactions as compared to 2015. On a comparable basis, the total number of transactions in 2016 in this consolidated reporting segment would have decreased by 7.0% to 7,520.3 million. On the same basis, the number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2016 decreased by 7.5% as compared to 2015, driven by a contraction in the number of transactions across all our territories in the division. On a comparable basis, transactions for Coca-Cola FEMSA’s still beverage category in 2016 decreased by 4.8% as compared to 2015. On the same basis, transactions for bottled water, including bulk water, in 2016 decreased by 5.0% as compared to 2015.

In 2016, the total number of transactions in Brazil, Colombia and Argentina decreased by 8.1% to 4,206.1 million, 0.4% to 2,400.9 million and 7.5% to 1,012.6 million, respectively, as compared to 2015. On a comparable basis, the total number of transactions in Brazil in 2016 would have decreased by 10.3% to 4,106.7 million. On the same basis, the number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in Brazil, Colombia and Argentina in 2016 decreased by 10.0%, 1.2% and 9.2%, respectively, as compared to 2015. On a comparable basis, transactions for Coca-Cola FEMSA’s still beverage category in 2016 decreased by 10.3% and 0.5% in Brazil and Argentina, respectively, and increased by 0.5% in Colombia, in each case as compared to 2015. On the same basis, the number of transactions for bottled water, including bulk water, in 2016 decreased by 13.6% and 1.1% in Brazil and Argentina, respectively, and increased by 2.7% in Colombia, in each case as compared to 2015.

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

Venezuela. KOF Venezuela’s product portfolio consists of Coca-Cola trademark beverages. Over the last several years, Coca-Cola FEMSA implemented a product portfolio rationalization strategy that allowed Coca-Cola FEMSA’s to minimize the impact of certain operating disruptions that were recurrent in Venezuela. These operating disruptions were mainly related to difficulties in accessing raw materials due to the delay in obtaining the corresponding import authorizations and the Venezuelan exchange control regime.

The following table highlights historical sales volume, number of transactions and unit case and transaction mix by category in Venezuela:

	Year Ended December 31,
	2017	2016	2015
	(millions of unit cases or millions of single units, except percentages)
Sales Volume
Total	64.2	143.1	235.6
Growth	(55.1)%	(39.3)%	(2.3)%
Unit Case Mix by Category
Sparkling beverages	84.9%	83.8%	86.2%
Water(1)	11.4%	10.0%	6.8%
Still beverages	3.6%	6.2%	7.0%

Total	100.0%	100.0%	100.0%

Number of Transactions
Total	441.0	772.6	1,318.1
Growth	(42.9)%	(41.4)%	(3.6)%

Transaction Mix by Category
Sparkling beverages	81.2%	75.0%	79.0%
Water(1)	14.0%	15.3%	9.7%
Still beverages	4.8%	9.7%	11.3%

Total	100.0%	100.0%	100.0%

(1)	Includes bulk water volumes and transactions.

Total sales volume in Venezuela decreased by 55.1% to 64.2 million unit cases in 2017 as compared to 2016, mainly due to an overall sales volume contraction in all Coca-Cola FEMSA’s categories as a result of the conditions in the country, facing high inflation and scarcity of raw materials. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 54.5%. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 29.1%. Sales volume of bottled water, including bulk water, decreased by 48.8%.

The number of transactions in 2017 in Venezuela decreased by 42.9% to 441.0 million transactions as compared to 2016. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2017 decreased by 38.1% as compared to 2016, driven by a contraction in Coca-Cola FEMSA’s colas and flavored sparkling beverage portfolios. Transactions for Coca-Cola FEMSA’s still beverage category in 2017 decreased by 71.7% as compared to 2016. Transactions for bottled water, including bulk water, in 2017 decreased by 48.1% as compared to 2016.

In 2017, multiple serving presentations represented 73.3% of total sparkling beverages sales volume in Venezuela, an 11.7% decrease as compared to 2016. In 2017, returnable presentations represented 18.4% of total sparkling beverages sales volume in Venezuela, an increase of 11.4% as compared to 2016.

Total sales volume in Venezuela decreased by 39.3% to 143.1 million unit cases in 2016 as compared to 2015, mainly due to an overall sales volume contraction in all of Coca-Cola FEMSA’s categories as a result of the scarcity of raw materials and demand for Coca-Cola FEMSA’s products. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 41.0%. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 46.4%. Sales volume of bottled water, including bulk water, decreased by 10.0%.

The number of transactions in 2016 in Venezuela decreased by 41.4% to 772.6 million transactions as compared to 2015. The number of transactions for Coca-Cola FEMSA’s sparkling beverage portfolio in 2016 decreased by 44.4% as compared to 2015, mainly driven by a contraction in the number of transactions of Coca-Cola brand products and Coca-Cola FEMSA’s flavored sparkling beverage portfolio. Transactions for Coca-Cola FEMSA’s still beverage category in 2016 decreased by 49.6% as compared to 2015. Transactions for bottled water, including bulk water, in 2016 decreased by 7.2% as compared to 2015.

In 2016, multiple serving presentations represented 85.0% of total sparkling beverages sales volume in Venezuela, a 260 basis points increase as compared to 2015. In 2016, returnable presentations represented 6.5% of total sparkling beverages sales volume in Venezuela, a decrease of 40 basis points as compared to 2015.

Asia. Coca-Cola FEMSA’s product portfolio in the Philippines consists of Coca-Cola trademark beverages, including the Minute Maid line of juice-based beverages.

The following table highlights sales volume, number of transactions and unit case and transaction mix by category in the Philippines in 2017:

Year Ended December 31, 2017
(millions of unit cases or millions of single units, except percentages)
Sales Volume(1)
Total	552.4
Unit Case Mix by Category
Sparkling beverages	79.4%
Water	10.7%
Still beverages	9.9%

Total	100.0%

Number of Transactions(1)
Total	6,278.5

Transaction Mix by Category
Sparkling beverages	88.0%
Water	4.7%
Still beverages	7.3%

Total	100.0%

(1)	Includes sales volume and transactions of Coca-Cola FEMSA’s operations in the Philippines from February 1, 2017.

The consolidation of Coca-Cola FEMSA’s operations in the Philippines began in February 1, 2017. As a result, Coca-Cola FEMSA only reported results for 11 months in 2017 for this consolidated reporting segment.

Total sales volume in the Philippines was 552.4 million unit cases in 2017. Coca-Cola FEMSA’s sparkling beverage category represented 79.4% of its total sales volume. Coca-Cola FEMSA’s still beverage category represented 9.9% of its sales volume. Coca-Cola FEMSA’s water portfolio’s sales volume represented 10.7%, with 4.5% in bottled water and 6.2% in bulk water.

Total transactions in the Philippines were 6,278.5 million in 2017. Coca-Cola FEMSA’s sparkling beverage category represented 88.0% of Coca-Cola FEMSA’s transactions. Coca-Cola FEMSA’s still beverage and water categories represented 7.3% and 4.7% of Coca-Cola FEMSA’s transactions, respectively.

In 2017, multiple serving presentations represented 38.4% of total sparkling beverages sales volume in the Philippines. In 2017, returnable packaging, as a percentage of total sparkling beverage sales volume accounted for 48.5% in the Philippines.

Seasonality

Sales of Coca-Cola FEMSA’s products are seasonal in all of the countries where it operates, as Coca-Cola FEMSA’s sales volumes generally increase during the summer of each country and during the year-end holiday season. In Mexico, Central America, Colombia and the Philippines, Coca-Cola FEMSA typically achieves its highest sales during the summer months of April through August as well as during the year-end holidays in December. In Brazil and Argentina, Coca-Cola FEMSA’s highest sales levels occur during the summer months of October through March, including the year-end holidays in December.

Marketing

Coca-Cola FEMSA, in conjunction with The Coca-Cola Company, has developed a marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of Coca-Cola FEMSA’s consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2017, net of contributions by The Coca-Cola Company, were Ps.4,504 million. The Coca-Cola Company contributed an additional Ps.4,023 million in 2017, which includes contributions for coolers, bottles and cases.

Retailer Support Programs. Support programs include providing retailers with point-of-sale display materials and consumer sales promotions, such as contests, sweepstakes and the giveaway of product samples.

Coolers. Coolers play an integral role in Coca-Cola FEMSA’s clients’ plans for success. Increasing both cooler coverage and the number of cooler doors among Coca-Cola FEMSA’s retailers is important to ensure that Coca-Cola FEMSA’s wide variety of products are properly displayed, while strengthening our merchandising capacity in the traditional sales channel to significantly improve its point-of-sale execution.

Advertising. Coca-Cola FEMSA advertises in all major communications media. Coca-Cola FEMSA focuses its advertising efforts on increasing brand recognition by consumers and improving Coca-Cola FEMSA’s customer relations. National advertising campaigns are designed and proposed by The Coca-Cola Company’s local affiliates in the countries where Coca-Cola FEMSA operates, with Coca-Cola FEMSA’s input at the local or regional level. Point-of-sale merchandising and advertising efforts are proposed and implemented by us, with a focus on increasing Coca-Cola FEMSA’s connection with customers and consumers.

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

Coca-Cola FEMSA believes that the implementation of these strategies described above also enables Coca-Cola FEMSA to respond to competitive initiatives with channel-specific responses as opposed to market-wide responses. In addition, it allows Coca-Cola FEMSA to be more efficient in the way it goes to market and invests its marketing resources in those segments that could provide a higher return. Coca-Cola FEMSA’s marketing, segmentation and distribution activities are facilitated by its management information systems, and are all incorporated within its centers of excellence.

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which Coca-Cola FEMSA sold its products:

	As of December 31, 2017
	Mexico and Central America(1)	South America(2)	Venezuela(3)	Asia(4)
Distribution centers	181	67	24	52
Retailers(5)	971,844	817,401	158,563	818,502

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil and Argentina.
(3)	Includes KOF Venezuela.
(4)	Includes the Philippines.
(5)	Estimated.

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

Coca-Cola FEMSA uses several sales and distribution models depending on market, geographic conditions and the customer’s profile: (i) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency; (ii) the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck; (iii) a hybrid distribution system, where the same truck carries product available for immediate sale and product previously ordered through the pre-sale system; (iv) the telemarketing system, which could be combined with pre-sales visits; and (v) sales through third-party wholesalers and other distributors of Coca-Cola FEMSA’s products.

As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which Coca-Cola FEMSA believes enhance the shopper experience at the point of sale. Coca-Cola FEMSA believes that an adequate number of service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system of its products.

Coca-Cola FEMSA’s distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to Coca-Cola FEMSA’s fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through electric carts and hand-trucks in order to comply with local environmental and traffic regulations. In some of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA retains third parties to transport its finished products from the bottling plants to the distribution centers.

Mexico. Coca-Cola FEMSA contracts a subsidiary of FEMSA for the transportation of finished products to Coca-Cola FEMSA’s distribution centers from its production facilities. From the distribution centers, Coca-Cola FEMSA then distributes its finished products to retailers through its fleet of trucks.

In Mexico, Coca-Cola FEMSA sells a majority of its beverages at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. Coca-Cola FEMSA also sells products through modern distribution channels, the “on-premise” consumption segment, home delivery, supermarkets and other locations. Modern distribution channels include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers. The “on-premise” consumption segment consists of sales through sidewalk stands, restaurants, bars and various types of dispensing machines as well as sales through point-of-sale programs in stadiums, concert halls, auditoriums and theaters.

Brazil. In Brazil, Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors, including related parties such as us, while Coca-Cola FEMSA maintains control over the selling activities. In designated zones in Brazil, third-party distributors purchase Coca-Cola FEMSA’s products at a discount from the wholesale price and resell the products to retailers. Coca-Cola FEMSA also sells its products through the same modern distribution channels used in Mexico.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors, including related parties such as us. In most of Coca-Cola FEMSA’s territories, an important part of its total sales volume is sold through small retailers.

Competition

While Coca-Cola FEMSA believes that most of its products enjoy wider recognition and greater consumer loyalty than those of its principal competitors, the markets in the territories where Coca-Cola FEMSA operates are highly competitive. Coca-Cola FEMSA’s principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. Coca-Cola FEMSA faces increased competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” A number of Coca-Cola FEMSA’s competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

While competitive conditions are different in each of Coca-Cola FEMSA’s territories, it competes mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. Coca-Cola FEMSA competes by seeking to offer products at an attractive price in the different segments in Coca-Cola FEMSA’s markets and by building on the value of its brands. Coca-Cola FEMSA believes that the introduction of new products and new presentations has been a significant competitive technique that allows Coca-Cola FEMSA to increase demand for its products, provide different options to consumers and increase new consumption opportunities. See “Item 4. Information on the Company—Coca-Cola FEMSA—Products” and “Item 4. Information on the Company—Coca-Cola FEMSA—Packaging.”

Mexico and Central America. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products. Coca-Cola FEMSA competes with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., the leading beer distributor and Pepsi bottler in Venezuela. Coca-Cola FEMSA’s main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Danone, is its main competition. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes in sparkling beverages and with other local brands in our Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. (Big Cola bottler) and Consorcio AGA, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.

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

In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Levité, a water brand owned by Danone, is Coca-Cola FEMSA’s main competition. In addition, Coca-Cola FEMSA competes with a number of competitors offering generic, low-priced sparkling beverages as well as many other generic products and private label proprietary supermarket brands.

Venezuela. KOF Venezuela’s main competitor in Venezuela was Pepsi-Cola Venezuela, C.A., a joint venture formed between PepsiCo and Empresas Polar, S.A., the leading beer distributor in the country. KOF Venezuela competes with the producers of Big Cola in part of this country.

Asia. In the Philippines Coca-Cola FEMSA’s main competitors are Pepsi-Cola Products Philippines, Inc. (PCPPI), the exclusive bottler of Pepsi products in the Philippines and Asiawide Refreshments Corporation (ARC), a licensed Philippine bottler of RC Cola beverages. PCPPI manufactures and sells soft drinks, ready-to-drink juices, ready-to-drink energy drinks and water. ARC manufactures and sells soft drinks and root beer.

Raw Materials

Pursuant to Coca-Cola FEMSA’s bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages in all of Coca-Cola FEMSA’s territories from companies designated by The Coca-Cola Company and sweeteners and other raw materials from companies authorized by The Coca-Cola Company. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although The Coca-Cola Company has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with The Coca-Cola Company. See “Item 10. Additional Information—Material Contracts— Material Contracts Relating to Coca-Cola FEMSA —Bottler Agreements.”

In the past, The Coca-Cola Company has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. For example, The Coca-Cola Company (i) began to gradually increase concentrate prices for certain Coca-Cola trademark beverages in Mexico beginning in 2017 and Costa Rica and Panama beginning in 2014, and informed Coca-Cola FEMSA that it would continue to do so through 2019 in Mexico and 2018 in Costa Rica and Panama; (ii) increased concentrate prices for certain Coca-Cola trademark beverages in Colombia in 2016 and 2017; and (iii) began to gradually increase concentrate prices for flavored water in Mexico beginning in 2015, and informed Coca-Cola FEMSA it would continue to do so through 2018. Based on Coca-Cola FEMSA’s estimates, it currently does not expect these increases will have a material adverse effect on Coca-Cola FEMSA’s results of operations. The Coca-Cola Company may continue to unilaterally increase concentrate prices in the future, and Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of Coca-Cola FEMSA’s products or Coca-Cola FEMSA’s results. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Coca-Cola FEMSA’s bottler agreements provide that these materials may be purchased only from suppliers approved by The Coca-Cola Company. Prices for certain raw materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that Coca-Cola FEMSA paid for PET resin in U.S. dollars in 2017 increased only 2.7% as compared to 2016 in all of Coca-Cola FEMSA’s territories, excluding Venezuela. In addition, given that high currency volatility has affected and continues to affect most of its territories, the average price for PET resin in local currencies was higher in 2017 in Argentina and Mexico. In 2017, Coca-Cola FEMSA purchased certain raw materials in advance, implemented a price fixing strategy and entered into certain derivative transactions, which helped Coca-Cola FEMSA to capture opportunities with respect to raw material costs and currency exchange rates.

Under Coca-Cola FEMSA’s agreements with The Coca-Cola Company, it may use raw or refined sugar and HFCS in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, that cause Coca-Cola FEMSA to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories (excluding Venezuela), Coca-Cola FEMSA’s average price for sugar in U.S. dollars, taking into account its financial hedging activities, increased by approximately 7.3% in 2017 as compared to 2016; however, the average price for sugar in local currency was lower in Panama, Colombia and the Philippines.

Coca-Cola FEMSA categorizes water as a raw material in its business. Coca-Cola FEMSA obtains water for the production of some of Coca-Cola FEMSA’s natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.

None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be adversely affected by strikes, weather conditions, governmental controls, national emergency situations, water shortages or the failure to maintain Coca-Cola FEMSA’s existing water concessions.

Mexico and Central America. In Mexico, Coca-Cola FEMSA mainly purchases PET resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.), M&G Polímeros México, S.A. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us. Also, Coca-Cola FEMSA has introduced into its business Asian global suppliers, such as Far Eastern New Century Corp. and SFX – Jiangyin Xingyu New Material Co. Ltd., which support Coca-Cola FEMSA’s PET strategy and are known as the top PET global suppliers.

Coca-Cola FEMSA purchases all of its cans from Fábricas de Monterrey, S.A. de C.V., or FAMOSA, and Envases Universales de México, S.A.P.I. de C.V., through Promotora Mexicana de Embotelladoras, S.A. de C.V., known as PROMESA, a cooperative of Coca-Cola bottlers, in which, as of April 13, 2018, Coca-Cola FEMSA held a 35.0% equity interest. Coca-Cola FEMSA mainly purchases its glass bottles from Vitro America, S. de R.L. de C.V. (formerly Compañía Vidriera, S.A. de C.V., or Vitro), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., or SIVESA.

Coca-Cola FEMSA purchases sugar from, among other suppliers, PIASA and Beta San Miguel, S.A. de C.V., both sugar cane producers in which, as of April 13, 2018, Coca-Cola FEMSA held a 36.4% and 2.7% equity interest, respectively. Coca-Cola FEMSA purchases HFCS from Ingredion México, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2017, sugar prices in local currency in Mexico increased approximately 24.4% as compared to 2016.

In Central America, the majority of Coca-Cola FEMSA’s raw materials such as glass and non-returnable plastic bottles are purchased from several local suppliers. Coca-Cola FEMSA purchases all of its cans through PROMESA. Sugar is available from suppliers that represent several local producers. In Costa Rica, Coca-Cola FEMSA acquires plastic non-returnable bottles from Alpla C.R. S.A., and in Nicaragua Coca-Cola FEMSA acquires such plastic bottles from Alpla Nicaragua, S.A.

South America (excluding Venezuela). In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in all of its caloric beverages, which Coca-Cola FEMSA buys from several domestic sources. Sugar prices in Colombia decreased approximately 11.2% in U.S. dollars and 14.3% in local currency, as compared to 2016. Coca-Cola FEMSA purchases non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Tapón Corona de Colombia S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA has historically purchased all of its non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. Coca-Cola FEMSA purchases all of its cans from Crown Colombiana, S.A. Grupo Ardila Lulle (owners of Coca-Cola FEMSA’s competitor Postobón) which owns a minority equity interest in certain of Coca-Cola FEMSA’s suppliers, including O-I Peldar, Crown Colombiana, S.A and Incauca S.A.S.

In Brazil, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages, which is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 3.1% in U.S. dollars and decreased 10.5% in local currency as compared to 2016. Taking into account Coca-Cola FEMSA’s financial hedging activities, its sugar prices in Brazil increased approximately 14.3% in U.S. dollars and increased 4.5% in local currency as compared to 2016. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. Coca-Cola FEMSA mainly purchases PET resin from local suppliers such as M&G Polímeros México, S.A. de C.V. and Companhia Integrada Textil de Pernambuco.

In Argentina, Coca-Cola FEMSA mainly uses HFCS that it purchases from several different local suppliers as a sweetener in its products. Coca-Cola FEMSA purchases glass bottles and other raw materials from several domestic sources. Coca-Cola FEMSA purchases plastic preforms at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, Alpla Avellaneda, S.A., AMCOR Argentina, and other local suppliers.

Venezuela. KOF Venezuela uses sugar as a sweetener in all of its caloric beverages, which it purchases mainly from suppliers in the local market. Since 2003, KOF Venezuela has experienced a sugar shortage due to lower domestic production and the inability of the predominant sugar importers to obtain permission to import sugar on a timely basis. Because sugar distribution to the food and beverages industry and to retailers was controlled by the government, KOF Venezuela regularly experienced material disruptions with respect to access to sufficient sugar supply. For this reason, in 2016 Coca-Cola FEMSA decided to adjust KOF Venezuela’s product portfolio from caloric beverages to non-caloric beverages. KOF Venezuela purchases glass bottles from one local supplier, Productos de Vidrio, C.A., the only supplier authorized by The Coca-Cola Company. KOF Venezuela acquires most of its non-returnable plastic bottles from Alpla de Venezuela, S.A., and most of its aluminum cans from a local producer, Dominguez Continental, C.A.

Asia. In the Philippines, Coca-Cola FEMSA uses both local sugar and HFCS that it purchases in China mainly from Archer Daniels Midland and Scents (Shandong Xiangchi Jianyuan Bio-Tech Co., Ltd), and in Korea from Daesang Corp.

In 2017, sugar prices in the Philippines decreased by approximately 17.9% in local currency and 22.5% in U.S. dollars, as compared to 2016. Due to a tax reform imposing new taxes on sugar and HFCS beginning on January 1, 2018, Coca-Cola FEMSA expects to use sugar as the sweetener in all of its caloric beverages in the Philippines. See “Item 4. Information on the Company—Regulatory Matters—Taxation of Beverages.”

Coca-Cola FEMSA purchases non-returnable plastic bottles from global PET converters such as Alpla Philippines Inc. and Indorama Ventures Packaging Philippines Corporation. In the case of PET resin, Coca-Cola FEMSA purchases its supply from top Asian suppliers from China, Taiwan and South East Asia, such as Indorama Ventures Polymers, Far Eastern New Century Corporation and SFX – Jiangyin Xingyu New Material Co. Ltd. Coca-Cola FEMSA purchases non-returnable glass bottles from Frigoglass Jebel Ali Free Zone, Saudi Arabian Glass Company Limited, Asia Brewery Inc., San Miguel Yamamura Packaging Corporation and Yantai NBC Glass Packaging Co., Ltd.

FEMSA Comercio

Overview

FEMSA Comercio operates through the following divisions:

•

Retail Division: operates the largest chain of small-format stores in the Americas, measured in terms of number of stores as of December 31, 2017, mainly under the trade name OXXO. As of December 31, 2017, the Retail Division operated 16,526 OXXO stores in Mexico and Colombia, and 51 stores in Chile.

•	Health Division: operates drugstores and related operations with 1,123 points of sale in Mexico, 882 in Chile and 220 in Colombia as of December 31, 2017.

•

Fuel Division: operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2017, the Fuel Division operated 452 service stations, concentrated mainly in the northern part of Mexico with a presence in 16 states throughout the country.

Operations by Division—Overview

Year Ended December 31, 2017

	(in millions of Mexican pesos, except percentages)
	Total Revenues		Gross Profit
	2017	2017 vs. 2016(1)	2017	2017 vs. 2016(1)
Retail Division	Ps.154,204	12.4%	Ps.58,245	14.2%
Health Division	47,421	9.2%	14,213	11.6%
Fuel Division	38,388	34.1%	2,767	23.1%

(1)	The operations that compose the Health Division have been treated as a separate reportable segment since 2016.

Corporate History

Retail Division

FEMSA’s retail business started in 1978 with the opening of two OXXO stores in Monterrey, Nuevo Leon, one store in Mexico City and another store in Guadalajara, Jalisco. The motivating factor behind FEMSA’s entrance into the retail industry was to enhance beer sales through company-owned retail outlets as well as to gather information on customer preferences.

In 1994, FEMSA Comercio consolidated its retail business into an independent business unit, and by 1998, it reached 1,000 OXXO stores in Mexico. By 2007, the store count surpassed 5,000 across Mexico, and in 2009, OXXO entered Colombia, where it has continued expanding its presence. Currently, there are 59 OXXO stores in Colombia.

In December 2013, FEMSA Comercio, through one of its subsidiaries, purchased the operating assets and trademarks of Doña Tota, a leading quick-service restaurant operator in Mexico. The founding shareholders of Doña Tota currently hold a 16.4% stake in the FEMSA Comercio subsidiary that now operates the Doña Tota business.

In January 2016, in order to explore the fast casual dining industry in the United States, FEMSA Comercio, through its subsidiary Cadena Comercial USA, completed the acquisition of an 80% economic stake in Specialty’s, which then operated 56 café restaurants in the states of California, Washington and Illinois. In January 2017, Cadena Comercial USA completed the acquisition of the remaining 20% economic stake in Specialty’s, becoming its sole owner.

In June 2016, the Retail Division, through its subsidiary Cadena Comercial Andina, SpA, acquired Big John, a leading convenience store operator based in Santiago, Chile. At the time of the acquisition, Big John operated 49 stores, mainly in the Santiago metropolitan area. In March 2017, the Retail Division opened its first OXXO store in Chile.

Health Division

Leveraging FEMSA Comercio’s capabilities and skills in successfully operating small-box retail formats, in May 2013, FEMSA Comercio, through its subsidiary CCF, closed the acquisition of Farmacias YZA, a leading drugstore operator in Southeast Mexico, to create another avenue for growth for FEMSA Comercio. The founding shareholders of Farmacias YZA currently hold a 22.7% stake in CCF.

In a separate transaction, on May 13, 2013, CCF acquired Farmacias FM Moderna, a leading drugstore operator in the western state of Sinaloa.

In June 2015, CCF acquired Farmacias Farmacon, a regional pharmacy chain in the northwestern Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur.

In September 2015, the Retail Division acquired 60% of Socofar, a leading South American drugstore operator based in Santiago, Chile. Socofar operated, directly and through franchises, at that time, more than 600 drugstores and 150 beauty stores throughout Chile and 150 drugstores throughout Colombia.

In June 2016, CCF acquired Farmacias Generix, a regional pharmacy chain consisting at the time of the transaction of 70 drugstores in the Mexican states of Jalisco, Guanajuato, Mexico City, Queretaro and Nuevo Leon.

In July 2016, Sofocar through one of its subsidiaries, Drogueria y Farmacias Cruz Verde S.A.S., acquired Farmacias Acuña, a regional pharmacy chain consisting at the time of 51 drugstores in Colombia.

Fuel Division

Since 1995, FEMSA Comercio has provided operational and administrative services for gasoline service stations through agreements with third parties, using the commercial brand OXXO GAS. Over time, this brand has become synonymous of quality service among our customers, and revenues per service station have consistently grown. Historically, Mexican legislation precluded FEMSA Comercio from participating in the retail of gasoline, and therefore from owning PEMEX franchises, due to FEMSA’s foreign institutional investor base. In March 2015, following changes to the legal framework and considering the potential expansion and synergies arising from this business as part of Mexico’s energy reform, FEMSA Comercio began to acquire and lease PEMEX’s service station franchises and to obtain permits to operate each of the franchises. The implementation of the reform evolved in 2017 and fuel prices gradually began to follow the dynamics of the international fuel market, in accordance with the regulatory framework. In 2018, we expect to have more flexibility to operate within a free retail market environment.

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

The Retail Division continues to improve its information gathering and processing systems to allow it to connect with its customers at all levels and anticipate and respond efficiently to their changing demands and preferences. Most of the products carried through OXXO stores are bar-coded, and all OXXO stores are equipped with point-of-sale systems integrated into a company-wide computer network. To implement more effective business strategies, the Retail Division created a department in charge of product category management, for products such as beverages, fast food and perishables, responsible for analyzing data gathered to better understand our customers, develop integrated marketing plans and allocate resources more efficiently. This department utilizes a technology platform supported by an enterprise resource planning (“ERP”) system, as well as other technological solutions such as merchandising and point-of-sale systems, which allow the Retail Division to redesign and adjust its key operating processes and certain related business decisions. Our IT system also allows us to manage each store’s working capital, inventories and investments in a cost-effective way while maintaining high sales volume and store quality. Supported by continued investments in IT, our supply chain network allows us to optimize working capital requirements through inventory rotation and reduction, reducing out-of-stock days and other inventory costs.

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

Store Locations

With 16,526 OXXO stores in Mexico and Colombia, and 51 stores in Chile as of December 31, 2017, the Retail Division operates the largest small-format store chain in the Americas, measured by number of stores. The Retail Division has expanded its operations by opening 1,301 net new OXXO stores in Mexico and Colombia during 2017.

OXXO Stores

Regional Allocation in Mexico(*)

as of December 31, 2017

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

OXXO Stores

Total Growth

	Year Ended December 31,
	2017	2016	2015	2014	2013
Total OXXO stores	16,526	15,225	14,061	12,853	11,721
Store growth (% change over previous year)	8.5%	8.3%	9.4%	9.7%	10.6%

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

Both the identification of locations and the pre-opening planning to optimize the results of new OXXO stores are important elements in the Retail Division’s growth plan. The Retail Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores of the Retail Division that are unable to maintain benchmark standards are generally closed. Between December 31, 2013 and 2017, the total number of OXXO stores increased by 4,805, which resulted from the opening of 5,050 new stores and the closing of 245 stores.

Competition

The Retail Division, mainly through OXXO stores, competes in the overall retail market, which we believe is highly competitive. OXXO stores face competition from small-format stores like 7-Eleven, Circle K and other numerous chains of retailers across Mexico, from other regional small-format retailers to small informal neighborhood stores. OXXO competes not only for consumers and new store locations but also for human resources to operate those stores. The Retail Division operates in every state in Mexico and has a much broader geographic coverage than any of its competitors in Mexico.

Market and Store Characteristics

Market Characteristics

The Retail Division is placing increased emphasis on market segmentation and store format differentiation to more appropriately serve the needs of customers on a location-by-location basis. The principal segments include residential neighborhoods, commercial office locations and stores near schools, universities and other types of specialized locations.

Approximately 60% of OXXO stores’ customers are between the ages of 15 and 35. The Retail Division also segments the market according to demographic criteria, including income level.

OXXO Store Characteristics

The average size of an OXXO store is approximately 104 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 188 square meters and, when parking areas are included, the average store size is approximately 411 square meters. In 2017, a typical OXXO store carried an average of 3,157 different stock keeping units (SKUs) in 31 main product categories.

Retail Division —Operating Indicators

	Year Ended December 31,
	2017	2016		2015		2014	2013
		(percentage increase compared to previous year)
Total Retail Division revenues	12.4%	14.4	%(1)	21.2	%(3)	12.4%	12.9%
OXXO same-store sales(2)	6.4%	7.0%		6.9%		2.7%	2.4%

(1)	Includes revenues of Big John. See “Item 4. Information on the Company—Corporate Background” and Note 4 to our audited consolidated financial statements.
(2)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.
(3)	Includes revenues of Farmacias Farmacon from June 2015 and Socofar from October 2015. See “Item 4. Information on the Company—Corporate Background” and Note 4 to our audited consolidated financial statements. The percentage is compared as reported the previous year.

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

Approximately 53% of OXXO stores are operated by independent managers responsible for all aspects of store operations. The store managers are commission agents and are not employees of the Retail Division. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. The Retail Division continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and low personnel turnover in the stores.

Advertising and Promotion

The Retail Division’s marketing efforts for OXXO stores include both specific product promotions and image advertising campaigns. These strategies are designed to increase store traffic, increase sales and continue to promote the OXXO brand and market position.

The Retail Division manages its advertising for OXXO stores on three levels depending on the nature and scope of the specific campaign: (1) local or store-specific, (2) regional and (3) national. Store-specific and regional campaigns are closely monitored to ensure consistency with the overall corporate image of OXXO stores and to avoid conflicts with national campaigns. The Retail Division primarily uses point-of-purchase materials, flyers, handbills and print and radio media for promotional campaigns, although television is used occasionally for the introduction of new products and services. OXXO stores’ image and brand name are presented consistently across all stores, irrespective of location.

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

Management believes that the OXXO store chain’s scale of operations provides the Retail Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. Given the fragmented nature of the retail industry in Mexico in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 60% of the OXXO store chain’s total sales consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by the Retail Division’s distribution system, which includes 18 regional warehouses in Mexico, located in Monterrey, Guadalajara, Mexicali, Merida, Leon, Obregon, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tampico, Tijuana, Toluca, Veracruz, Villahermosa, two in Mexico City, and two regional warehouses in Colombia. Our logistics services subsidiary operates a fleet of approximately 1,034 trucks that make deliveries from the distribution centers to each store approximately twice per week.

Seasonality

OXXO stores experience periods of high demand in December, as a result of the holidays, and in July and August, as a result of increased consumption of beer and soft drinks during these hot summer months. The months of November and February are generally the weakest sales months for OXXO stores. In general, the colder weather during these months reduces store traffic and cold beverage consumption overall.

Quick-Service Restaurant Market

Following the rationale that the Retail Division has developed certain capabilities and skills that should be well suited to different types of small-format retail, in 2013 the Retail Division entered the quick-service restaurant market in Mexico through the acquisition of Doña Tota, with the founding shareholders retaining a minority position. This is a leading regional chain specializing in Mexican food with a particularly strong presence in the northeast of the country. This acquisition presented the Retail Division with the opportunity to grow Doña Tota’s stand-alone store base across the country, as well as the possibility to acquire prepared food capabilities and expertise.

In January 2016, in order to explore the fast casual dining industry in the United States, FEMSA Comercio, through its subsidiary Cadena Comercial USA Corporation, LLC., completed the acquisition of an 80% economic stake in Specialty’s, which operates café restaurants in California, Washington and Illinois. In January 2017, Cadena Comercial USA completed the acquisition of the remaining 20% economic stake in Specialty’s, becoming its sole owner.

Other Stores

The Retail Division also operates other small-format stores, which include soft discount stores with a focus on perishables and liquor stores.

Health Division

Business Strategy

The Health Division’s vision is focused on two main strategies: first, to gain relevant scale by building a Latin American pharmacy retail platform that operates across several countries and markets, and second, to constantly improve our value proposition and service by being closer to our customers and by giving them access to a broader assortment, better options and availability of required medications, as well as relevant health and wellness products and services. In order to achieve this, the Health Division is working on leveraging two strong capability sets: (i) the Health-industry marketing and operational skills acquired through the incorporation of Chile-based Socofar and (ii) the skills that FEMSA Comercio has developed in the operation and growth of other small retail formats, particularly in Mexico. These capabilities include commercial, marketing and production skills as well as site selection, logistics, business processes, human resources, inventory and supplier management.

The drugstore market in Mexico is still fragmented, and FEMSA Comercio believes it is well equipped to create value by continuing to grow in this market and by assuming a value-creating role in its long-term consolidation. Furthermore, the acquisition of Socofar gives FEMSA Comercio the opportunity to pursue a regional strategy across South America from a solid platform anchored in the Chilean market and with compelling growth opportunities in Colombia and beyond.

Store Locations

As of December 31, 2017, the Health Division operates 2,225 points of sale, including 1,123 in Mexico, 882 in Chile and 220 in Colombia.

During 2017, the Health Division expanded its operations by opening 105 additional stores on top of the 2,120 stores operating in 2016. The average investment required to open a new store varies, depending on location and whether the store is opened in an existing store location or requires construction of a new store. The Health Division currently expects to continue implementing its expansion strategy by emphasizing growth in markets where it currently operates and by expanding in underserved and unexploited markets. Most of the drugstore-related real estate is operated under lease agreements.

Competition

The Health Division competes in the overall pharmacy services market, which we believe is highly competitive. Our stores face competition from other drugstore chains, independent pharmacies and supermarkets, online retailers and convenience stores. The biggest chains in Mexico competing with the Health Division based on number of drugstores are Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, while in Chile, the biggest chains are Farmacias Ahumada and Salcobrand. In Colombia, Farmatodo, Olimpica, Farmacenter, La Rebaja and Colsubsidio are relevant players.

Market and Store Characteristics

Market Characteristics

The drugstore market in Mexico is highly fragmented among national and regional chains as well as independent drugstores, supermarkets and other informal neighborhood drugstores. There are more than 30,000 drugstores; however, the Health Division only has 4% of the total number of pharmacies in Mexico with a presence in 15 of 32 states in the country.

The market in Colombia is similar but slightly less fragmented and in general includes national and regional chains. The national healthcare system in Colombia covers a large amount of the country’s population and works through Entidades Promotoras de Salud (Health Promoting Entities) in the private and public sectors to provide healthcare services to the Colombian population.

In Chile, the market is more concentrated among a limited number of participants and our operation is the leading drugstore operator in the country in terms of number of stores. Our operation is also the largest distributor of pharmaceuticals in the country. The Chilean market, where our operation’s healthcare services are sold to both institutional and personal consumers, represents an attractive growth opportunity.

The Health Division is placing increased emphasis on market segmentation and differentiation of store formats to more appropriately serve the needs of customers on a location-by-location basis, selecting sites with the greatest proximity to the customers.

The Health Division’s customers are aged 18 and above. In Mexico, 60% of the Health Division’s customers are between the ages of 18 and 35, 52% of which are female. In Chile, 64% of the customers are between the ages of 25 and 54, 58% of which are female. The Health Division also segments the market according to demographic criteria, including income level and purchase frequency.

Store Characteristics

The Health Division’s stores are operated under the following trade names: Farmacias YZA, Farmacias Moderna, Farmacias Farmacon and Farmacias Generix in Mexico; Farmacias Cruz Verde in Chile and Colombia and beauty stores under the trade name Maicao in Chile. The average size of the Health Division’s stores is 93 square meters in Mexico, 182 square meters in Chile and 87 square meters in Colombia, including selling space and storage area. On average, each store has between 6 and 11 employees depending on the size of and traffic into the store. Patented and generic pharmaceutical drugs, beauty products, medical supplies, household goods and personal care products are the main products sold at the Health Division’s stores.

The Health Division’s stores also offer different value-added services, such as correspondent banking, product delivery services, medical examinations and some financial services in Chile.

Advertising and Promotion

The Health Division’s marketing efforts for its stores include both specific product promotions and image advertising campaigns. These strategies are designed to increase store traffic and sales and to reinforce the brands and market positions. In Chile, sanitary law forbids advertising of pharmaceutical products through mass media. Nevertheless, it is possible to advertise over-the-counter products using point-of-purchase materials, flyers and print catalogs. Television, radio, newspapers and digital media are used in seasonal and promotional campaigns.

Inventory and Purchasing

The South American operations of our Health Division seek to align the purchasing and logistics process with consumer needs. A key competitive advantage is our strong logistics chain, which relies on an integrated view of the supply chain. In Chile, we operate two distribution centers, the largest of which is a modern distribution center with advanced technology that services stores and healthcare institution customers throughout the country. In Colombia, we operate one distribution center that distributes products to all our locations throughout the country.

In Mexico, we continue to integrate our acquired companies into a single model of operation and we have built two distribution centers to streamline our operations. One distribution center serves a significant portion of the needs of our stores located in the north of Mexico, while the second distribution center provides service to stores located in the south. We still rely on third-party distributors for some products in Mexico.

Seasonality

The Health Division’s sales can be seasonal in nature with pharmaceutical drug sales affected by the timing and severity of the cough, cold and flu season. Revenues tend to be higher during the winter season but can be offset by extreme weather due to the rainy season in certain regions of Mexico in December and January. Revenues in our Chilean operation tend to be higher during December, mainly due to an increase in the purchase of beauty and personal care products for gift-giving during the holidays; otherwise, early in the year during January and February, revenues tend to fall slightly, mainly driven by the holiday period.

Fuel Division

Business Strategy

A fundamental element of the Fuel Division’s business strategy is to accelerate the rate at which it opens service stations, in previously identified regions in Mexico, by way of leases, procurement or construction of stations.

The Fuel Division’s business strategy aims to strengthen its services in its retail gas stations in Mexico to fulfill consumers’ needs and increase traffic in those service stations while developing and maintaining an attractive value proposition to draw potential customers and face the entry of new competitors in the industry. Furthermore, the Fuel Division’s service stations often have an OXXO store on the premises, strengthening the OXXO brand and complementing the value proposition.

The Fuel Division’s business strategy includes the analysis and potential development of new businesses in the fuel value chain, such as the final distribution and wholesale of fuel to its own service stations and to third parties.

Service Station Locations

As of December 31, 2017, the Fuel Division operated 452 service stations, concentrated mainly in the northern part of the country but with a presence in 16 states throughout Mexico.

In 2017, the Fuel Division leased 54 additional service stations and built 16 new service stations.

Competition

Despite the existence of other groups competing in this sector, the Fuel Division’s main competitors are small retail service station chains owned by regional family businesses, which compete in the aggregate with the Fuel Division in total sales, new station locations and labor. The biggest chains competing with the Fuel Division in terms of number of service stations are Petro-7, operated by 7-Eleven Mexico; Corpo Gas; Hidrosina, Orsan and international players operating in Mexico such as British Petroleum and Shell.

Market and Store Characteristics

Market Characteristics

The retail service station market in Mexico is highly fragmented. There are currently approximately 12,000 service stations; however, the Fuel Division, with approximately 3.8% of the total number of stations, is the largest participant in this market. The majority of the retail service stations in the country are owned by small regional family businesses.

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

The average size of the fuel service dispatch area is 216 square meters. On average, each service station has 13 employees.

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

Seasonality

The Fuel Division experiences especially high demand during the months of May and August. The lowest demand is in January and December due to the year-end holiday period, because most service stations are not located on highways to holiday destinations.

Heineken Investment

FEMSA owns a non-controlling interest in the Heineken Group, one of the world’s leading brewers. As of December 31, 2017, our 14.76% economic interest in the Heineken Group comprised 35,318,320 shares of Heineken Holding N.V. and 49,697,203 shares of Heineken N.V. For 2017, FEMSA recognized equity income of Ps. 7,847 million regarding its economic interest in the Heineken Group, which was 20.00% for the first eight months of the year and 14.76% for remaining four months of the year; see Note 10 to our audited consolidated financial statements.

As described above, the Retail Division has a distribution agreement with subsidiaries of Cuauhtémoc Moctezuma, now a part of the Heineken Group, pursuant to which OXXO stores in Mexico only carry beer brands produced and distributed by Cuauhtémoc Moctezuma. OXXO stores will continue to benefit from the existing relationship under which Cuauhtémoc Moctezuma will continue to be the exclusive supplier of beer to OXXO until June 2020. In addition, our logistic services subsidiary provides certain services to Cuauhtémoc Moctezuma and its subsidiaries. Coca-Cola FEMSA also continues to distribute and sell Heineken beer products in Coca-Cola FEMSA’s Brazilian territories pursuant to Coca-Cola FEMSA’s agreement with Heineken Brazil. See “Item 4. Information on the Company—Coca-Cola FEMSA—Sales Volume and Transactions Overview—South America (Excluding Venezuela)” and “Item 8. Financial Information—Legal Proceedings.”

Other Businesses

Our other businesses consist of the following smaller operations that support our core operations, which we refer to as FEMSA Strategic Businesses:

•

Our logistics services subsidiary provides a broad range of logistics and vehicle maintenance services to Coca-Cola FEMSA, FEMSA Comercio and third-party clients in the beverages, consumer products and retail industries. Our logistic services subsidiary operates in Mexico, Brazil, Colombia, Panama, Costa Rica, Peru and Nicaragua.

•

Our refrigeration business produces vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 54,203 units at December 31, 2017. In 2017, this business sold 529,339 refrigeration units, 26% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to other clients. Also, this business includes manufacturing operations for food processing, storage and weighing equipment.

Description of Property, Plant and Equipment

As of December 31, 2017, Coca-Cola FEMSA owned all of its manufacturing facilities and distribution centers, consisting primarily of production and distribution facilities for its soft drink operations and office space. In addition, the Retail Division owns approximately 13% of OXXO stores, while the remaining stores are located on leased properties and substantially almost all of its warehouses are under long-term lease arrangements with third parties. The Health Division owns five distribution centers, two of which are in Chile, two in Mexico and one in Colombia, and includes a manufacturing facility for generic pharmaceuticals in Chile. Most of the Health Division’s stores are under lease arrangements with third parties.

The table below summarizes by country, installed capacity and average annual percentage utilization and utilization during peak month of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2017

Country	Installed Capacity (thousands of unit cases)	Average Annual Utilization(1) (2) (%)	Utilization in Peak Month(1) (%)
Mexico	2,818,533	63	78
Guatemala	49,379	67	67
Nicaragua	86,555	39	58
Costa Rica	88,207	51	56
Panama	70,605	43	47
Colombia	663,452	38	47
Venezuela(3)	242,121	27	30
Brazil	1,419,984	52	59
Argentina	367,620	41	48
Philippines	1,139,038	51	60

(1)	Calculated based on each bottling facility’s theoretical capacity assuming total available time in operation and without taking into account ordinary interruptions, such as planned downtime for preventive maintenance, repairs, sanitation, set-ups and changeovers for different flavors and presentations. Additional factors that affect utilization levels include seasonality of demand for our products, supply chain planning due to different geographies and different packaging capacities.
(2)	Annualized rate.
(3)	Includes bottling facilities owned by KOF Venezuela.

The table below summarizes by country plant location and facility area of Coca-Cola FEMSA’s production facilities:

Bottling Facility by Location

As of December 31, 2017

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	Toluca, Estado de Mexico	317
	Leon, Guanajuato	124
	Morelia, Michoacan	50
	Ixtacomitan, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	San Juan del Rio, Queretaro	84

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San Jose	52

Panama	Panama City	29

Colombia	Barranquilla, Atlántico	37
	Bogota, DC	105
	Tocancipa, Cundinamarca	298

Venezuela(1)	Valencia, Carabobo	100

Brazil	Jundiai, Sao Paulo	191
	Marilia, Sao Paulo	159
	Curitiba, Paraná	119
	Itabirito, Minas Gerais	320
	Porto Alegre, Río Grande do Sul	196

Argentina	Alcorta, Buenos Aires	73

Philippines	Santa Rosa, La Laguna	294
	Misamis, Mindanao	112
	Canlubang, La Laguna	137
	Imus, Cavite	19
	San Fernando, Pampanga	60

(1)	Includes bottling facilities owned by KOF Venezuela.

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disasters, including hurricanes, hail, earthquakes and damages caused by human acts, including explosions, fire, vandalism and riots. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2018, the policies for “all risk” property insurance were issued by AXA Seguros, S.A. de C.V., policies for liability insurance were issued by Mapfre Tepeyac Seguros, S.A. and the policy for freight transport insurance was issued by AXA Seguros, S.A. de C.V. Our “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

Capital Expenditures and Divestitures

Our consolidated capital expenditures, net of disposals, for the years ended December 31, 2017, 2016 and 2015 were Ps. 25,180 million, Ps. 22,155 million and Ps. 18,885 million respectively and were for the most part financed from cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2017		2016		2015
	(in millions of Mexican pesos)
Coca-Cola FEMSA		14,612	Ps.	12,391	Ps.	11,484
FEMSA Comercio
Retail Division		8,563		7,632		5,625
Health Division		774		474		423
Fuel Division		291		299		228
Other		940		1,359		1,125

Total	Ps.	25,180	Ps.	22,155	Ps.	18,885

Coca-Cola FEMSA

In 2017, 2016 and 2015, Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of its distribution infrastructure and (v) information technology. Through these measures, Coca-Cola FEMSA continuously seeks to improve its profit margins and overall profitability.

FEMSA Comercio

Retail Division

The Retail Division’s principal investment activity is the construction and opening of new stores, which are mostly OXXO Stores. During 2017, FEMSA Comercio opened 1,301 net new OXXO stores. The Retail Division invested Ps. 8,563 million in 2017 in the addition of new stores, warehouses and improvements to leased properties, renewal of equipment and information technology related investments.

Health Division

The Health Division’s principal investment activity is the construction and opening of new drugstores in the countries where we operate. During 2017, the Health Division opened 46 net new drugstores in Mexico and 59 net new drugstores in Chile and Colombia. The Health Division invested Ps. 774 million in 2017 in the addition of new stores, warehouses and improvements to leased properties and information technology investments.

Fuel Division

In 2017, the Fuel Division’s business addressed its investments on capital expenditure mainly to the addition of 70 new retail service stations. During 2017, the Fuel Division invested Ps. 291 million.

Regulatory Matters

We are subject to different regulations in each of the territories where we operate. The adoption of new laws or regulations in the countries where we operate may increase our operating costs, our liabilities or impose restrictions on our operations which, in turn, may adversely affect our financial condition, business and results. Further changes in current regulations may result in an increase in compliance costs, which may have an adverse effect on our future results or financial condition.

Tax Reforms

On April 1, 2015, the Brazilian government issued Decree No. 8.426/15 to impose, as of July 2015, PIS/COFINS (Social Contributions on Gross Revenues) of 4.65% on financial income (except for foreign exchange variations). In addition, starting in 2016, the Brazilian federal production tax rates were reduced and the federal sales tax rates were increased. These rates continued to increase in 2017. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Notwithstanding the above, the tax authorities appealed the Supreme Court’s decision and are still waiting for a final resolution. In 2017 the federal production and sales taxes together resulted in an average of 15.6% tax over net sales. For 2018, these taxes will continue to increase, and we expect the average of these taxes will range between 16.0% and 17.5% over net sales.

On December 30, 2015, the Venezuelan government enacted a new package of tax reforms that became effective in January 2016. This reform mainly (i) eliminated the inflationary adjustments for the calculation of income tax as well as the new investment tax deduction, and (ii) imposed a new tax on financial transactions effective as of February 1, 2016, for entities identified as “special taxpayers,” at a rate of 0.75% over certain financial transactions, such as bank withdrawals, transfer of bonds and securities, payment of indebtedness without intervention of the financial system and debits on bank accounts for cross-border payments.

In Guatemala the income tax rate for 2014 was 28.0% and it decreased to 25.0% for 2015.

On January 27, 2016, the Chilean National Congress approved a bill with the main object of simplifying the new income tax system enacted under the Tax Reform Law published in September 2014 (Law No. 20.780). In addition, in July 2016 Chilean tax authorities issued a public ruling containing extensive guidance on the new dual income tax regimes that will apply as from January 1, 2017. The new ruling revokes previous rulings issued in 2015 and reflects changes introduced in a February 2016 law designed to simplify and clarify the 2014 tax reform law, including the provisions relating to the dual income tax regimes. Some types of taxpayers are restricted to one of the two tax regimes, but taxpayers eligible for either regime must opt into their preferred regime before December 31, 2016. Starting in 2017, Chilean taxpayers subject to the first category income tax (“FCIT”) are subject to one of the following two tax regimes: (i) the fully integrated regime, under which shareholders are taxed on their share of the profits that are accrued annually by the Chilean entity; the combined income tax rate under the regime is 35% and (ii) the partially integrated regime, under which shareholders are taxed when profits are distributed. The combined income tax rate under the regime generally is 44.45% (27% plus a 35%WHT); however, foreign shareholders (Non-Chilean shareholders) that are residents in a country that has concluded a tax treaty with Chile (i.e. Mexico) are entitled to a full tax credit, and thus may benefit from a combined rate of 35%. All entities directly or indirectly held by FEMSA are deemed under the partially integrated regime.

On January 1, 2017, a new general tax reform became effective in Colombia. This reform reduced the income tax rate from 35.0% to 34.0% for 2017 and then to 33.0% for the following years. In addition, for entities located outside the free trade zone, this reform imposed an extra income tax rate of 6.0% for 2017 and 4.0% for 2018. For taxpayers located in the free trade zone, the special income tax rate increased from 15.0% to 20.0% for 2017. Additionally, the reform eliminated the temporary tax on net equity, the supplementary income tax at a rate of 9.0% as contributions to social programs and the temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively. For 2017, the dividends paid to individuals that are Colombian residents will be subject to a withholding of 35.0%, and the dividends paid to foreign individuals or entities non-residents in Colombia will be subject to a withholding of 5.0%. This reform increased the rate of the minimum assumed income tax (renta presuntiva sobre el patrimonio), from 3.0% to 3.5% for 2017. Finally, starting in 2017, the Colombian general value-added tax rate increased from 16.0% to 19.0%.

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. For sales taxes in the province of Buenos Aires, the tax rate decreased from 1.75% to 1.5% in 2018; however, in the City of Buenos Aires, the tax rate increased from 1.0% to 2.0% in 2018, and will be reduced to 1.5% in 2019, 1.0% in 2020, 0.5% in 2021 and 0.0% in 2022.

On January 1, 2018, a new tax reform became effective in the Philippines. This reform mainly (i) reduced the income tax rate imposed on a majority of individuals, (ii) increased the income tax rate on net capital gains from 5.0% or 10.0%, depending on the amount of shares sold, to a general tax rate of 15.0% on net capital gains from the sale of shares traded outside of the stock exchange by companies and individuals that are resident and non-resident, (iii) imposed an excise tax of 6.00 Philippine pesos per liter for sweetened beverages using caloric and non-caloric sweeteners, except for HFCS, and 12.00 Philippine pesos per liter for sweetened beverages using HFCS, (iv) imposed the obligation to issue electronic invoices and electronic sales reports, and (v) reduced the time period for keeping books and accounting records from 10 years to three years.

Taxation of Beverages

All the countries where Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.8% in Costa Rica, 19.0% in Colombia (applied only to the first sale in the supply chain), 21.0% in Argentina, 12.0% in the Philippines and in Brazil as follows: 16.0% in the state of Parana, 17.0% in the state of Goias and Santa Catarina, 18.0% in the states of Sao Paulo, Minas Gerais and Rio de Janeiro and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of its retailers in Brazil, based on average retail prices for each state where it operates, defined primarily through a survey conducted by the government of each state, which in 2017 represented an average taxation of approximately 17.8% over net sales. In addition, several of the countries where Coca-Cola FEMSA operates impose the following excise or other taxes:

•

Mexico imposes an excise tax of Ps. 1.00 per liter on the production, sale and import of beverages with added sugar and HFCS as of January 1, 2014. This excise tax is applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting it. The excise tax is subject to an increase when accumulated inflation in Mexico reaches 10.0% since the most recent date of adjustment. The increased tax is imposed starting on the fiscal year following such increase. In November 2017, the accumulated inflation since the prior date of adjustment reached 17.0%. As a result, the excise tax increased to Ps.1.17 per liter as of January 1, 2018.

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.48 as of December 31, 2017) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 18.49 colones (Ps. 0.64 as of December 31, 2017) per 250 ml, and an excise tax currently assessed at 6.457 colones (approximately Ps. 0.22 as of December 31, 2017) per 250 ml.

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

•

Brazil assesses an average production tax of approximately 4.1% and an average sales tax of approximately 11.5% over net sales. Beginning on May 1, 2015, these federal taxes were applied based on the price sold, as detailed in Coca-Cola FEMSA’s invoices, instead of an average retail price combined with a fixed tax rate and multiplier per presentation. Except for sales to wholesalers, these production and sales taxes apply only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting these taxes from each of its retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of Coca-Cola FEMSA’s products to retailers.

•	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

•

Beginning in January 2018, the Philippines impose an excise tax of 6.00 Philippine pesos (approximately Ps.2.37 as of December 31, 2017) per liter for sweetened beverages using caloric and non-caloric sweeteners, except for HFCS, and 12.00 Philippine pesos (approximately Ps.4.74 as of December 31, 2017) per liter for sweetened beverages using HFCS.

•

In Venezuela, KOF Venezuela is subject to value-added tax on the sale of sparkling beverages at a rate of 12.0%. In addition, Venezuela’s municipalities imposed a variable excise tax applied only to the first sale of KOF Venezuela’s products that varied between 0.6% and 2.5% of net sales.

Antitrust Legislation

The Ley Federal de Competencia Económica (Federal Antitrust Law) regulates monopolistic practices in Mexico and requires approval of certain mergers and acquisitions. The Federal Antitrust Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. The Comisión Federal de Competencia Económica (Federal Antitrust Commission, or the “COFECE”) is the Mexican antitrust authority, which has constitutional autonomy. COFECE has the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition, set higher fines for violations of the Federal Antitrust Law, implement important changes to rules governing mergers and anti-competitive behavior and limit the availability of legal defenses against the application of the law.

We are subject to antitrust legislation in the countries where we operate, primarily in relation to mergers and acquisitions that we are involved in. The transactions in which we participate may be subject to the requirement to obtain certain authorizations from the relevant authorities.

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where Coca-Cola FEMSA operates. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories where it has operations, except for voluntary price restraints in Argentina, where authorities directly supervise certain of Coca-Cola FEMSA’s products sold through supermarkets as a measure to control inflation, and statutory price controls in the Philippines, where the government has imposed price controls on certain products considered as basic necessities, such as bottled water. In Venezuela, KOF Venezuela is subject to government-imposed price controls on certain of its products, including bottled water. In addition, KOF Venezuela is subject to the Fair Prices Law (Ley Orgánica de Precios Justos), which imposed a limit on profits earned on the sale of goods, including KOF Venezuela’s products, seeking to maintain price stability and equal access to, goods and services.

Environmental Matters

In all of the countries where we operate, we are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Federal General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or “SEMARNAT”). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to hazardous wastes and set forth standards for waste water discharge that apply to Coca-Cola FEMSA’s operations.

In March 2015, the General Law of Climate Change (Ley General de Cambio Climático), its regulation and certain decrees related to such law became effective, imposing upon different industries (including the food and beverage industry) the obligation to report direct or indirect gas emissions exceeding 25,000 tons of carbon dioxide. Currently, we are not required to report these emissions, since they do not exceed this threshold.

In Coca-Cola FEMSA’s Mexican operations, Coca-Cola FEMSA established a partnership with The Coca-Cola Company and Alpla, its supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (“IMER”), a PET recycling facility located in Toluca, Mexico. This facility began operations in 2005 and has a recycling capacity of approximately 25,000 metric tons per year, from which 15,000 metric tons can be reused for food packaging purposes. Coca-Cola FEMSA has also continued contributing funds to Asociación Ambiental Sin Fines de Lucro (“ECOCE, A.C.”), a nationwide collector of containers and packaging materials.

In addition, all of Coca-Cola FEMSA’s plants located in Mexico have received a Certificate of Clean Industry (Certificado de Industria Limpia).

As part of FEMSA’s environmental protection and sustainability strategies, in December 2009, Coca-Cola FEMSA entered into a wind energy supply agreement with a Mexican subsidiary of the Spanish wind farm developer, GAMESA Energía, S.A., or GAMESA, to supply green energy to Coca-Cola FEMSA’s bottling facility in Toluca, Mexico. The wind farm, which is located in La Ventosa, Oaxaca, has an installed capacity of 26.35 megawatts. In 2017, this wind farm supplied Coca-Cola FEMSA with approximately 72,450 megawatt hours of renewable energy.

Coca-Cola FEMSA has also entered into wind power supply agreements with two suppliers to receive clean and renewable energy for use at its production and distribution facilities throughout Mexico: (a) Energía Eólica del Sur, S.A.P.I. de C.V. (formerly Mareña Renovables Wind Power Farm, now known as Energía Eólica del Sur Wind Farm), with a 396,000 megawatt installed capacity wind farm in Oaxaca, Mexico, which is expected to begin operations in the fourth quarter of 2018; and (b) Enel Green Power’s Dominica Wind Farm located in San Luis Potosi, Mexico, which supplied 77,262 megawatt hours to Coca-Cola FEMSA’s production and distribution facilities.

FEMSA Comercio has also entered into wind power supply agreements with five suppliers to receive clean and renewable energy for use at its convenience stores, gas stations and drugstores throughout Mexico: (a) Energía Eólica del Sur Wind Farm; (b) Enel Green Power’s Amistad Wind Farm located in Coahuila, Mexico, with a 198,000-megawatt installed capacity, which is expected to begin operations in 2018; (c) Enel Green Power’s Dominica Wind Farm which supplied 59,990 megawatt hours to 492 OXXO stores and 370 drugstores in 2017; (d) Ventika Wind Farm located in Nuevo Leon, Mexico, which provided 341,498 megawatt hours to 3,282 OXXO stores in 2017; and (e) Fuerza Eólica de San Matías, S. de R.L. de C.V., or San Matías Wind Farm located in Baja California, Mexico, which is expected to begin operations in 2018. In 2017, 22% of FEMSA Comercio’s energy consumption in Mexico came from renewable energy sources.

In 2017, five of Coca Cola FEMSA’s manufacturing facilities received 38,707 megawatt hours from renewable energy sources such as bagasse cogeneration from the PIASA “Tres Valles” and Beta San Miguel sugar mills.

Coca-Cola FEMSA’s Central American operations are subject to several federal and state laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. Coca-Cola FEMSA’s Costa Rican operations have participated in a joint effort along with the local division of The Coca-Cola Company, Misión Planeta, for the collection and recycling of non-returnable plastic bottles. In Guatemala, Coca-Cola FEMSA joined the Foundation for Water (Fundación para el Agua), through which it will have direct participation in several projects related to the sustainable use of water.

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, on February 6, 2012, Colombia promulgated Decree No. 303, which requires Coca-Cola FEMSA to apply for an authorization to discharge its water into public waterways. Coca-Cola FEMSA is engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. Coca-Cola FEMSA has also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for its plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in its production processes, which is evidence of Coca-Cola FEMSA’s strict level of compliance with relevant Colombian regulations. Coca-Cola FEMSA’s six plants joined a small group of companies that have obtained these certifications. Coca-Cola FEMSA plant located in Tocancipá, which commenced operations in February 2015, obtained the Leadership in Energy and Environmental Design (LEED 2009) certification in April 2017.

KOF Venezuela is subject to several Venezuelan federal, state and municipal laws and regulations related to the protection of the environment. The most relevant of these laws are the Organic Environmental Law (Ley Orgánica del Ambiente), the Substance, Material and Dangerous Waste Law (Ley Sobre Sustancias, Materiales y Desechos Peligrosos), the Criminal Environmental Law (Ley Penal del Ambiente), Waste Management Law (Ley de Gestión Integral de Basura) and the Water Law (Ley de Aguas).

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

In November 2015, Coca-Cola FEMSA entered into two five-year wind power supply agreements with the following suppliers to receive renewable energy from wind power, small hydroelectric plants and sugarcane biomass plants, for use at its production and distribution facilities in Brazil: (a) Brookfield Energía Comercializadora, Ltda., which provided a total of 21,725 megawatt hours in 2017 and (b) CPFL Comercializão Brasil, S.A., which provided a total of 72,132 megawatt hours in 2017. In 2017, 13 of Coca-Cola FEMSA’s Brazilian facilities received energy from renewable energy sources, which represented 83.0% of Coca-Cola FEMSA’s energy consumption in Brazil.

In May 2008, a municipal regulation of the City of Sao Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring Coca-Cola FEMSA to collect for recycling a specified annual percentage of plastic bottles made from PET sold in the City of Sao Paulo. Beginning in May 2011, Coca-Cola FEMSA was required to collect 90.0% of PET bottles sold. Currently, Coca-Cola FEMSA is not able to collect the entire required volume of PET bottles it sells in the City of Sao Paulo and could be fined or subject to other sanctions such as the suspension of operations of its plants and/or distribution centers in the City of Sao Paulo. In May 2008, when this requirement came into effect, Coca-Cola FEMSA and other bottlers in the City of Sao Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association, or “ABIR” (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In November 2009, in response to a request by a municipal authority to provide evidence of the destination of the PET bottles sold in Sao Paulo, Coca-Cola FEMSA filed a motion presenting all of its recycling programs and requesting a more practical timeline to comply with the requirements imposed. In October 2010, the municipal authority of Sao Paulo levied a fine on Coca-Cola FEMSA’s Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1.5 million as of December 31, 2017) on the grounds that the report submitted by Coca-Cola FEMSA’s Brazilian operating subsidiary did not comply with the 75.0% proper disposal requirement for the period from May 2008 to May 2010. Coca-Cola FEMSA filed an appeal against this fine, which was denied by the municipal authority in May 2013. This resolution by the municipal authority is final and not subject to appeal. However, in July 2012, the State Appellate Court of Sao Paulo rendered a decision on an interlocutory appeal filed on behalf of ABIR staying the requirement to pay the fines and other sanctions imposed on ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, pending the final resolution of the appeal. Coca-Cola FEMSA is still awaiting the final resolution of the appeal filed on behalf of ABIR. In November 2016, the municipal authority filed a tax enforcement claim against Coca-Cola FEMSA’s Brazilian subsidiary in order to try to collect the fine imposed in October 2010. In February 2017, Coca-Cola FEMSA filed a motion for a stay of execution against the collection of the fine based on the decision rendered by the State Appellate Court of Sao Paulo in July 2012.

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

Coca-Cola FEMSA’s Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge, which are enforced by the Ministry of Natural Resources and Sustainable Development (Secretaría de Ambiente y Desarrollo Sustentable) and the Provincial Organization for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) for the province of Buenos Aires. Coca-Cola FEMSA’s Alcorta plant is in compliance with environmental standards, and Coca-Cola FEMSA has been, and continues to be, certified for ISO 14001:2004 for the plants and operative units in Buenos Aires.

Coca-Cola FEMSA’s Philippine operations are subject to federal laws and regulations relating to the protection of the environment. Among the most relevant laws and regulations are those concerning air emissions (Clean Air Act), water pollution (Clean Water Act) and the protection and management of the environment (Philippine Environmental Code).

In addition, all of Coca-Cola FEMSA’s Philippine subsidiary’s plants have an Environmental Compliance Certificate, certifying that such plant does not have any significant negative environmental impact, and a discharge permit, certifying that the water discharge by such plant meets all legal requirements.

For all of Coca-Cola FEMSA’s plant operations, Coca-Cola FEMSA employs the environmental management system Environmental Administration System, or “EKOSYSTEM” (Sistema de Administración Ambiental) that is contained within the Integral Quality System, or “SICKOF” (Sistema Integral de Calidad).

Water Supply

In Mexico, Coca-Cola FEMSA obtains water directly from wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the 1992 Water Law (Ley de Aguas Nacionales de 1992), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five- to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request that concession terms be extended before the expiration of the same. The Mexican government may reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years, unless the concessionaire proves that the volume of water not used is because the concessionaire is saving water by an efficient use of it. Coca-Cola FEMSA’s concessions may be terminated if, among other things, Coca-Cola FEMSA uses more water than permitted or it fails to pay required concession-related fees and does not cure such situations in a timely manner.

In addition, the 1992 Water Law provides that plants located in Mexico must pay a fee either to the local governments for the discharge of residual waste water to drainage or to the federal government for the discharge of residual waste water into rivers, oceans or lakes. Pursuant to this law, certain local and federal authorities test the quality of the waste water discharge and charge plants an additional fee for measurements that exceed certain standards published by the National Water Commission. In the case of non-compliance with the law, penalties, including closures, may be imposed. All of Coca-Cola FEMSA’s bottling plants located in Mexico meet these standards.

In Brazil, Coca-Cola FEMSA obtains water and mineral water from wells pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution and the National Water Resources Policy, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/45 (Código de Águas Minerais), the National Water Resources Policy (Decree No. 24.643/1934 and Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the National Mining Agency (Agência Nacional de Mineração, or “ANM”) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. In the Jundiai, Marilia, Curitiba, Maringa, Porto Alegre, Antonio Carlos and Itabirito plants, Coca-Cola FEMSA does not exploit spring water. Coca-Cola FEMSA only exploits spring water where it has all the necessary permits.

In Colombia, in addition to natural spring water for Manantial, Coca-Cola FEMSA obtains water directly from wells and from utility companies. Coca-Cola FEMSA is required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees No. 2811 of 1974 and No. 3930 of 2010. In addition, Decree No. 303 requires Coca-Cola FEMSA to apply for water concessions and for authorization to discharge its water into public waterways. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their businesses. Furthermore, in Colombia, Law No. 142 of 1994 provides that public sewer services are charged based on volume (usage). The Water and Sewerage Company of the City of Bogota has interpreted this rule to be the volume of water captured, and not the volume of water discharged by users. Based on Coca-Cola FEMSA’s production process, Coca-Cola FEMSA’s Colombian subsidiary discharges into the public sewer system significantly less water than the water it captures. As a result, since October 2010, Coca-Cola FEMSA’s Colombian subsidiary has filed monthly claims with the Water and Sewerage Company of the City of Bogota challenging these charges. In 2015, the highest court in Colombia issued a final ruling stating that the Water and Sewerage Company of the City of Bogota is not required to measure the volume of water discharged by users in calculating public sewer services charges. Based on this ruling, the Water and Sewerage Company of the City of Bogota commenced an administrative proceeding against our Colombian subsidiary requesting payment of approximately Ps. 309 million for the sewer services it claims Coca-Cola FEMSA’s subsidiary has not properly paid since 2005. In connection with such proceeding, in March 2016, this authority issued an order freezing certain of our bank accounts (see Note 8.2 to Coca-Cola FEMSA’s consolidated financial statements). In June 2017, Coca-Cola FEMSA’s Colombian subsidiary held conciliatory hearings with the Water and Sewerage Company of the City of Bogota and reached an agreement to settle this matter by payment of approximately Ps. 216 million for the sewer services charged from June 2005 to May 2017. As of December 31, 2017, a reserve was created in Coca-Cola FEMSA’s financial statements in the amount of this settlement. In June 2017, the settlement agreement was submitted before the administrative court seeking its judicial endorsement, and Coca-Cola FEMSA is currently awaiting the final settlement approval.

In Argentina, a state water company provides water to Coca-Cola FEMSA’s Alcorta plant on a limited basis; however, Coca-Cola FEMSA believes the authorized amount meets its requirements for this plant. In Coca-Cola FEMSA’s Monte Grande plant in Argentina, it pumps water from wells, in accordance with Law No. 25.688.

In Nicaragua, the use of water is regulated by the National Water Law (Ley General de Aguas Nacionales), and Coca-Cola FEMSA obtain water directly from wells. In November 2017, Coca-Cola FEMSA obtained a permit to increase its monthly amount of water used for production in Nicaragua and renewed its concession for the exploitation of wells for five more years, extending the expiration date to 2022. In Costa Rica, the use of water is regulated by the Water Law (Ley de Aguas). In both of these countries, Coca-Cola FEMSA exploits water from wells granted to it through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in Coca-Cola FEMSA’s own plants. In Panama, Coca-Cola FEMSA acquires water from a state water company, and the use of water is regulated by the Panama Use of Water Regulation (Reglamento de Uso de Aguas de Panamá).

KOF Venezuela uses private wells in addition to water provided by the municipalities, and it takes the appropriate actions, including actions to comply with water regulations, to have water supply available from these sources, regulated by the Water Law (Ley de Aguas).

In the Philippines, Coca-Cola FEMSA primarily obtains water directly from local utility companies and from wells pursuant to water permits obtained from the Philippine government, which have an indefinite term. Notwithstanding the water permits, Coca-Cola FEMSA’s Philippine subsidiary pays an annual fee to the Philippine government for pumping water from the wells. The extraction of water from wells is regulated by the National Water Resources Board.

In addition, Coca-Cola FEMSA obtains water for the production of some of its natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.

Other Regulations

In December 2013, the Mexican government approved a decree containing amendments and additions to the Mexican Constitution in matters of energy (the “Mexican Energy Reform”). The Mexican Energy Reform opened the Mexican energy market to the participation of private parties including companies with foreign investment, allowing for FEMSA Comercio to participate directly in the retail of fuel products. Secondary legislation and regulation of the approved Mexican Energy Reform was implemented during 2016 and 2017. Prior 2017, fuel retail prices were established by the Mexican executive power by decree but during 2017 deregulation of fuel retail prices was conducted gradually and in December 2017 retail prices were fully deregulated and freely determined by market conditions As part of the secondary legislation in connection with the Mexican Energy Reform, the Agencia de Seguridad, Energia y Ambiente (the Security, Energy and Environment Agency, or “ASEA”) was created as a decentralized administrative body of SEMARNAT. ASEA is responsible for regulating and supervising industrial and operational safety and environmental protection in the installations and activities of the hydrocarbons sector, which includes all our Fuel Division operations. Additionally, the CRE is the regulatory body responsible for the authorization of sale of fuel to the public at gas stations. The Fuel Division is in compliance with ASEA and CRE regulations and administrative provisions.

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

In August 2015, the Philippine Competition Act (Republic Act No. 10667) came into effect, which prohibited anti-competitive practices, abuse of dominant position, and mergers which prevent, lessen or restrict competition between or among competitors. This law provided a two-year transition period until August 2017 to allow companies to comply with its requirements.

In July 2017, the Brazilian government issued Law No. 13,467 (Labor Reform Law), which resulted in significant changes to labor regulations. This law extends the workday from 8 hours to 12 hours, provided that there is a 36-hour break afterwards. With regard to negotiations with any labor union, Law No. 13,467 provides that certain rights, such as constitutional rights and women’s rights, cannot be part of the negotiations, as the Constitution and existing law prevails over any collective bargaining agreement. In addition, Law No. 13,467 allows companies to outsource any activity, including the company’s principal activity and activities that a company’s own employees are carrying out. Furthermore, the law provides that a claimant seeking to enforce his or her rights under this law will have to pay all costs and expenses related to the lawsuit and limits any compensation for moral damages to certain thresholds.

In November 2017, the Panamanian government enacted Law No. 75 which regulates the sale of food and beverages in public and private schools (from elementary school through high school). According to Law No. 75, a list of authorized food and beverages will be published. As of the date of this annual report, no list has been published. However, the Ministry of Education issued a decree with certain products that they recommend should be sold in schools; the products mentioned do not include sparkling beverages, teas and still beverages that contain high amounts of sugar.

In December 2017, the Argentine government enacted Law No. 27,401 (Corporate Criminal Liability Law), which introduced the criminal liability regime for corporate entities who engage in corruption and bribery with governmental agencies. The main purpose of this law is to make corporate entities liable for corruption and bribery carried out directly or indirectly by such corporate entity, either with its participation, on its behalf or to its benefit.

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

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results and financial position during the periods discussed in this section:

•

Coca-Cola FEMSA has continued to grow at a steady but moderate pace, highlighting Mexico where operative results were strong. However, in the short-term Coca-Cola FEMSA faces some pressures from macroeconomic uncertainty in Mexico and certain South American markets, including currency volatility and the implementation of new excise taxes in some of the countries where we operate.

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

•

The Health Division has continued its moderate rate of revenue growth, highlighting the strong growth trends delivered by Socofar’s operations in Chile and Colombia, both of which partially benefited from a positive foreign exchange translation effect. However, in Mexico, the continued expansion across new territories and the integration process of its four legacy brands into a single business platform are pressuring the Health Division’s results in the short term. Additionally, currency volatility between the Chilean and Colombian peso, compared with the Mexican peso, could further affect the Health Division’s results.

•

The Fuel Division has continued its steady expansion across certain regions in Mexico. The implementation of the Mexican Energy Reform enacted by the current administration, which could result in certain business opportunities for the Fuel Division, moved forward and has begun to represent a retail market where the Fuel Division can have more flexibility to operate. Macroeconomic uncertainties that affect gasoline prices and the growth of competitors’ gas stations can also put pressure on the Fuel Division’s operating margins, which are structurally lower than those of FEMSA Comercio’s other divisions.

•

Our consolidated results are also significantly affected by the performance of the Heineken Group, as a result of our 14.76% economic interest. Our consolidated net income for 2017 included Ps. 7,847 million related to our non-controlling interest in the Heineken Group, as compared to Ps. 6,342 million for 2016.

•

Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Recent Developments

On January 1, 2018, after a long and productive career at the company spanning almost 45 years, Carlos Salazar Lomelín, former Chief Executive Officer of FEMSA, retired from his position. Miguel Eduardo Padilla Silva, who was FEMSA’s Chief Financial and Corporate Officer became the new Chief Executive Officer of FEMSA on the same date.

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil and the other countries where we operate. For the years ended December 31, 2017, 2016, and 2015, 63%, 64%, and 70% respectively, of our total sales were attributable to Mexico. Other than Venezuela and Chile, the participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.

The Mexican economy is gradually recovering from the impact of the global financial crisis on many emerging economies in 2009. According to the INEGI, Mexican GDP expanded by 2.3% in 2017 and by approximately 2.3% and 2.6% in 2016 and 2015, respectively. According to the Banco Nacional de México survey regarding the economic expectations of specialists, Mexican GDP is expected to increase by 2.21% in 2018, as of the latest estimate, published on April 2, 2018. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery in Mexico.

Our results are affected by the economic conditions in the countries where we conduct operations. Some of these economies continue to be heavily influenced by the U.S. economy, and therefore, deterioration in the U.S. economy may affect the economies in which we operate. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for our products, lower real pricing of our products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Beginning in the fourth quarter of 2016 and through 2017, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 17.48 per US$ 1.00, to a high of Ps. 21.89 per US$ 1.00. At December 29, 2017, the exchange rate (noon buying rate) was Ps. 19.64 per US$ 1.00. On April 20, 2018, this exchange rate was Ps. 18.61 per US$ 1.00. See “Item 3. Key Information—Exchange Rate Information.” A depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar-denominated cash position.

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

FEMSA Comercio’s operations are characterized by low margins and relatively high fixed costs. These two characteristics make FEMSA Comercio a business with an operating margin that might be affected more easily by a change in sales levels.

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

Impairment of indefinite lived intangible assets, goodwill and depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to impairment tests annually or whenever indicators of impairment are present. An impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, we initially calculate an estimation of the value in use of the CGUs to which such assets have been allocated. Impairment losses are recognized in current earnings in the period the related impairment is determined.

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

Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles which are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives, are depreciated/amortized over their estimated useful lives. We base our estimates on the experience of our technical personnel as well as based on our experience in the industry for similar assets; see Notes 3.12, 3.14, 11 and 12 to our audited consolidated financial statements.

Employee benefits

We regularly evaluate the reasonableness of the assumptions used in our post-employment and other long-term employee benefit computations. Information about such assumptions is described in Note 16 to our audited consolidated financial statements.

Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We recognize deferred tax assets for unused tax losses and other credits and regularly review them for recoverability based on our judgment regarding the probability of the timing and level of future taxable income, the expected timing of the reversals of existing taxable temporary differences and future tax planning strategies; see Note 24 to our audited consolidated financial statements.

Tax, labor and legal contingencies and provisions

We are subject to various claims and contingencies, related to tax, labor and legal proceedings as described in Note 25 to our audited consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. Our judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

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

Business combinations

Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by us, liabilities assumed by us from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree and the equity interests issued by us in exchange for control of the acquiree.

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

•

Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” are measured in accordance with that standard; and

•	Indemnifiable assets are recognized at the acquisition date on the same basis as indemnifiable liabilities, subject to any contractual limitations.

For each acquisition, our judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquire. In particular, we must apply estimates or judgments in techniques used, especially in forecasting CGU’s cash flows, in the computation of weighted average cost of capital (“WACC”) and estimation of inflation during the identification of intangible assets with indefinite lives, mainly, goodwill and distribution and trademark rights.

Judgments

In the process of applying our accounting policies, we have made the following judgments which have the most significant effects on the amounts recognized in the consolidated financial statements.

Investments in associates

If we hold, directly or indirectly, 20 percent or more of the voting power of the investee, it is presumed that we have significant influence, unless it can be clearly demonstrated that this is not the case. If we hold, directly or indirectly, less than 20 percent of the voting power of the investee, it is presumed that we do not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 percent-owned corporate investee require a careful evaluation of voting rights and their impact on our ability to exercise significant influence. We consider the existence of the following circumstances, which may indicate that we are in a position to exercise significant influence over a less than 20 percent-owned corporate investee:

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

Joint arrangements

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When we are a party to an arrangement, we shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. We need to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, we consider the following facts and circumstances, such as:

•

Whether all the parties, or a group of the parties, control the arrangement, considering the definition of joint control, as described in Note 3.11.2 to our audited consolidated financial statements; and

•	Whether decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties.

•

As mentioned in Note 4 to our audited consolidated financial statements, until January 2017, Coca-Cola FEMSA accounted for its 51% investment in CCFPI as a joint venture. This was based on the following: (i) Coca-Cola FEMSA and The Coca-Cola Company (“TCCC”) make all operating decisions jointly during the initial four-year period and (ii) potential voting rights to acquire the remaining 49% of CCFPI were not likely to be exercised in the foreseeable future due to the fact the call option remains “out of the money” as of December 31, 2017.

Venezuela exchange rates and deconsolidation

As is further explained in Note 3.3 to our audited consolidated financial statements, as of December 31, 2017, the exchange rate used to translate the financial statements of our Venezuelan subsidiary for reporting purposes into the consolidated financial statements was 22,793 bolivars per U.S. dollar. This rate reflects management’s judgment about the effects of the economic environment in Venezuela on the variability in the exchange rate.

As is also explained in Note 3.3 to our audited consolidated financial statements, effective as of December 31, 2017 Coca-Cola FEMSA determined that deteriorating conditions in Venezuela had led Coca-Cola FEMSA to no longer meet the accounting criteria to consolidate the results of operations of KOF Venezuela. Such deteriorating conditions had significantly impacted Coca-Cola FEMSA’s ability to manage its capital structure and its capacity to import and purchase raw materials and had imposed limitations on its portfolio dynamics. In addition, government controls over the pricing of certain products, labor law restrictions and an inability to obtain U.S. dollars and imports have affected the normal course of Coca-Cola FEMSA’s business. Therefore, as of December 31, 2017, Coca-Cola FEMSA changed the method of accounting for its investment in KOF Venezuela from consolidation to fair value method.

As a result of the deconsolidation, Coca-Cola FEMSA recorded an extraordinary loss in other expenses of Ps. 28,177 million as of December 31, 2017. This amount includes the reclassification of Ps. 26,123 million, which were previously recorded in accumulated foreign currency translation losses in equity, to the income statement and impairment charges of Ps. 2,053 million. The impairment charges include the following: Ps. 745 million of distribution rights, Ps. 1,098 million of property, plants and equipment and Ps. 210 million of remeasurement at fair value of the operations in Venezuela. Prior to deconsolidation, during 2017, Coca-Cola FEMSA’s operations in Venezuela contributed Ps. 4,005 million to net sales and losses of Ps. 2,223 million to net income.

Beginning on January 1, 2018, Coca-Cola FEMSA will recognize the operations of KOF Venezuela as an investment under the fair value method pursuant to IFRS 9, Financial Instruments. While Coca-Cola FEMSA will continue to report the results of operations of KOF Venezuela as a consolidated reporting segment for the periods ended December 31, 2017, 2016 and 2015, as a result of this change, Coca-Cola FEMSA will no longer include the results of operations of KOF Venezuela in its consolidated financial statements beginning on January 1, 2018.

Future Impact of Recently Issued Accounting Standards not yet in Effect

We have not applied the following standards and interpretations that were issued but were not yet effective as of the date of issuance of our consolidated financial statements. We intend to adopt these standards, if applicable, when they become effective:

IFRS 15 Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers, which establishes a 5-step model to determine the timing of recognizing revenues and the amount to be applied when recognizing revenues from contracts with customers. The new standard replaces existing revenue recognition guidelines, including the IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.

The standard is effective for annual periods beginning on January 1, 2018 and its earlier adoption was permitted. The standard permits choosing between the retrospective method and modified retrospective approach (prospective method). We adopted IFRS 15 in our consolidated financial statements on January 1, 2018 using prospective method.

We account for transition considerations by applying the prospective method in the adoption of IFRS 15 involving the recognition of the cumulative effect of the adoption of IFRS 15 as of January 1, 2018; consequently, there is no obligation under this method to restate the comparative financial information for the years ended December 31, 2017 and 2016, nor to adjust the amounts that arise as a result of the accounting differences between the current accounting standard IAS 18 and the new standard, IFRS 15.

We have conducted a qualitative and quantitative evaluation of the impacts that the adoption of IFRS 15 will have in our consolidated financial statements. The evaluation includes, among others, the following activities:

•	Analysis of contracts with customers and their main characteristics;

•	Identification of the performance obligations included in such contracts;

•	Determination of the transaction price and the effects derived from variable consideration;

•	Allocation of the transaction price to each performance obligation;

•	Analysis of the timing when the revenue should be recognized, either at a point in time or over time, as appropriate;

•	Analysis of the disclosures required by IFRS 15 and their impacts on internal processes and controls; and

•	Analysis of the potential costs of obtaining and fulfilling contracts with customers that should be capitalized in accordance with the requirements of the new IFRS 15.

As of today, we have completed the analysis of the new standard and have concluded that there will be no significant impacts on our consolidated financial statements resulting from the adoption of IFRS 15. However, IFRS 15 provides presentation and disclosure requirements that are more detailed than those under the current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in our consolidated financial statements. In 2017 we developed and started testing appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

As of December 31, 2017, the consolidated accounting policies in regard to revenue recognition have been modified and approved by our Board of Directors, with the objective that these are fully implemented effective as of January 1, 2018, which will establish the new basis of accounting for revenues from contracts with customers under IFRS 15. Similarly, we have analyzed and evaluated aspects of internal control derived from IFRS 15 adoption, with the objective of ensuring that our internal control environment is appropriate for financial reporting purposes once the standard is adopted.

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments, sets out requirements for recognizing and measuring financial assets, financial liabilities and certain contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets and cash flow are managed. IFRS 9 contains three principal classification categories for financial assets: (1) measured at amortized cost, (2) fair value through other comprehensive income (“FVOCI”) and (3) fair value through profit and losses (“FVTPL”). The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 replaces the “incurred loss” model in IAS 39 with a forward-looking “expected credit loss” (“ECL”) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. The new impairment model will apply to financial assets, measured at amortized cost and FVOCI (except for equity instruments), and contract assets.

Furthermore, IFRS 9 requires us to ensure that hedge accounting relationships are aligned with our risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. IFRS 9 also introduces new requirements on rebalancing hedge relationships and prohibits voluntary discontinuation of hedge accounting. IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

This standard is effective for annual periods beginning on or after January 1, 2018 and we adopted IFRS 9 in our consolidated financial statements on January 1, 2018. For hedge accounting, IFRS 9 was adopted prospectively. Regarding classification and measurement, we will not reestablish financial information for the comparative year given that the business models of financial assets will not originate any accounting difference between the adoption and comparative year. Therefore, the comparative figures under IFRS 9 and IAS 39 will be consistent. In relation to impairment, the adoption approach is prospective; therefore, financial information will not be reestablished for comparative periods (year ended December 31, 2017 and 2016).

We performed a qualitative and quantitative assessment of the impacts of IFRS 9. The activities that have been carried out are:

•	Review and documentation of the business models for managing financial assets, accounting policies, processes and internal controls related to financial instruments.

•	Analysis of financial assets and the impact of the expected loss model required under IFRS 9.

•	Update of documentation of the hedging relationships, as well as the policies for hedge accounting, and internal controls.

•	Determination of the model to compute the loss allowances based on the expected loss model.

•	Analysis of the new disclosures required by IFRS 9 and its impacts on our internal processes and controls.

We have carried out an analysis for the business models that best suit the current management of our financial assets.

For classification and measurement and hedge accounting there were no significant changes identified, except those related to the documentation of the business model and their cash flow characteristics. There was also a need to update the hedge relationships documentation. Therefore, no significant impacts are expected in the financial information that require adjustments for the adoption of IFRS 9 in our consolidated financial statements in relation to the classification, measurement and hedge accounting.

An analysis was carried out to determine the impact of the new expected credit loss model of financial assets to calculate the provisions that would need to be recorded. An increase is not expected for the provisions of financial assets under the new standard because the accounts receivables are characterized by recovering in the short term, which results in estimates of expected loss that converge to the provisions under IAS 39.

As of December 31, 2017, we have defined policies and procedures for the adoption of the new standard, strengthening the control of information, and have prepared Manuals and Processes for Operation, Management and Risk Management. The consolidated accounting policies regarding IFRS 9 have been modified and approved by our Board of Directors, with the objective that these are fully implemented effective as of January 1, 2018.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, with which it introduces a unique accounting lease model for lessees. The lessee recognizes an asset for the right of use that represents the right to use the underlying asset and a lease liability that represents the obligation to make lease payments.

The standard is effective for the annual periods beginning on January 1, 2019. Early adoption is permitted for entities applying IFRS 15 on the initial application date. We plan to adopt the new IFRS 16 in our consolidated financial statements on January 1, 2019, using the modified retrospective approach (prospective method).

The transition considerations required to be taken into account by us by the modified retrospective approach that we will use to adopt the new IFRS 16 involve recognizing the cumulative effect of the adoption of the new standard as from January 1, 2019. For this reason, the financial information will not be restated for the period by the exercises to be presented (fiscal years completed as of December 31, 2017 and 2018). Likewise, as of the transition date of IFRS 16 (January 1, 2019), we may elect to apply the new definition of “leasing” to all contracts or to apply the practical file of “Grandfather” and continue to consider as contracts for leasing those that qualified as such under the previous accounting rules “IAS 17 – Leases” and “IFRIC 4 – Determination of whether a contract contains a lease”.

Currently, we are conducting a qualitative and quantitative assessment of the impacts that the adoption of IFRS 16 will have on our consolidated financial statements. The evaluation includes, among others, the following activities:

•	Detailed analysis of the leasing contracts and their characteristics that would cause an impact in the determination of the right of use and the financial liabilities;

•	Identification of the exceptions provided by IFRS 16 that may apply to us;

•	Identification and determination of costs associated with leasing contracts;

•	Identification of currencies in which lease contracts are denominated;

•	Analysis of renewal options and improvements to leased assets, as well as amortization periods;

•	Analysis of the re-evaluations required by IFRS 16 and the impacts of the same in our internal processes and controls; and

•	Analysis of the interest rate used in determining the present value of the lease payments of the different assets for which a right of use must be recognized.

The main impacts at a consolidated level, as well as the business unit level are derived from the recognition of leased assets as rights of use and liabilities for the obligation to make such payments. In addition, the linear operating lease expense is replaced by a depreciation expense for the right to use the assets and the interest expense of the lease liabilities that will be recognized at present value.

Based on our analysis, FEMSA Comercio’s business units in particular will be impacted the most and is likely to generate a significant effect on our consolidated financial statements due to the number of leases in effect as of the date of analysis, as well as an increase in them on a regular basis.

At the date of issuance of our consolidated financial statements, we have not yet concluded whether or not to use the optional exemptions or practical expedients that the new standard allows. We continue to evaluate the impact of the adoption of IFRS 16 on our consolidated financial statements.

Annual Improvements 2014-2016 Cycle (issued in December 2016)

These improvements include:

IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. We do not expect the effect of the amendments to be significant to our consolidated financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the de-recognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration. Entities may apply the amendments on a fully retrospective basis.

Alternatively, an entity may apply the Interpretation prospectively to all assets, expenses and income in its scope that are initially recognized on or after:

•	The beginning of the reporting period in which the entity first applies the interpretation; or

•	The beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation.

The Interpretation is effective for annual periods beginning on or after 1 January 2018. Early application of the interpretation is permitted and must be disclosed. However, since our current practice is in line with the Interpretation, we do not expect any effect on our consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates

•	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available. We are still in the process of quantifying the impact of the adoption of the IFRIC 23 in our consolidated financial statements.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2017, 2016 and 2015:

		Year Ended December 31,
	2017(1)	2017		2016		2015
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$23,410	Ps.	459,763	Ps.	398,622	Ps.	310,849
Other operating revenues	35		693		885		740

Total revenues	23,445		460,456		399,507		311,589
Cost of goods sold	14,776		290,188		251,303		188,410

Gross profit	8,669		170,268		148,204		123,179
Administrative expenses	841		16,512		14,730		11,705
Selling expenses	5,674		111,456		95,547		76,375
Other income(2)	1,769		34,741		1,157		423
Other expenses(3)	1,729		33,959		5,909		2,741
Interest expense	566		11,124		9,646		7,777
Interest income	80		1,566		1,299		1,024
Foreign exchange gain (loss), net	252		4,956		1,131		(1,193)
Monetary position gain (loss), net	81		1,590		2,411		(36)
Market value gain (loss) on financial instruments	(10)		(204)		186		364

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method	2,031		39,866		28,556		25,163
Income taxes	539		10,583		7,888		7,932
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	403		7,923		6,507		6,045

Consolidated net income	$1,895	Ps.	37,206	Ps.	27,175	Ps.	23,276

Controlling interest net income	2,160		42,408		21,140		17,683
Non-controlling interest net (loss) income	(265)		(5,202)		6,035		5,593

Consolidated net income	$1,895	Ps.	37,206	Ps.	27,175	Ps.	23,276

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 19.6395 to US$ 1.00, provided solely for the convenience of the reader.
(2)	Reflects the gains on the partial disposal of the Heineken Group shares. See Note 4.2 to our audited consolidated financial statements.
(3)	Mainly deconsolidation effects of Venezuela. See Note 3.3(a) to our audited consolidated financial statements.

The following table sets forth certain operating results by reportable segment under IFRS for each of our segments for the years ended December 31, 2017, 2016 and 2015.

	Year Ended December 31,
	2017	2016	2015		2017 vs. 2016	2016 vs. 2015
			restated for comparative purposes(4)	as reported last year
	(in millions of Mexican pesos, except margins)				Percentage Growth (Decrease)
Net sales
Coca-Cola FEMSA	Ps.203,374	Ps.177,082	Ps.151,914	Ps.151,914	14.8%	16.6%
FEMSA Comercio
Retail Division	154,007	137,031	119,838	132,891	12.4%	14.3%
Health Division	47,421	43,411	13,053	—	9.2%	232.6%
Fuel Division	38,388	28,616	18,510	18,510	34.1%	54.6%
Total revenues
Coca-Cola FEMSA	203,780	177,718	152,360	152,360	14.7%	16.6%
FEMSA Comercio
Retail Division	154,204	137,139	119,884	132,891	12.4%	14.4%
Health Division	47,421	43,411	13,053	—	9.2%	232.6%
Fuel Division	38,388	28,616	18,510	18,510	34.1%	54.6%
Cost of goods sold
Coca-Cola FEMSA	112,095	98,056	80,330	80,330	14.3%	22.1%
FEMSA Comercio
Retail Division	95,959	86,149	76,235	85,600	11.4%	13.0%

	Year Ended December 31,
	2017	2016	2015		2017 vs. 2016	2016 vs. 2015
			restated for comparative purposes(4)	as reported last year
	(in millions of Mexican pesos, except margins)				Percentage Growth (Decrease)
Health Division	33,208	30,673	9,365	—	8.3%	227.5%
Fuel Division	35,621	26,368	17,090	17,090	35.1%	54.3%
Gross profit
Coca-Cola FEMSA	91,685	79,662	72,030	72,030	15.1%	10.6%
FEMSA Comercio
Retail Division	58,245	50,990	43,649	47,291	14.2%	16.8%
Health Division	14,213	12,738	3,688	—	11.6%	245.4%
Fuel Division	2,767	2,248	1,420	1,420	23.1%	58.3%
Gross margin(1)(2)
Coca-Cola FEMSA	45.0%	44.8%	47.3%	47.3%	0.2p.p.	(2.5)p.p.
FEMSA Comercio
Retail Division	37.8%	37.2%	36.4%	35.6%	0.6p.p.	0.8p.p.
Health Division	30.0%	29.3%	28.3%	—	0.6p.p.	1.1p.p.
Fuel Division	7.2%	7.9%	7.7%	7.7%	(0.6)p.p.	0.2p.p.
Administrative expenses
Coca-Cola FEMSA	8,983	7,423	6,405	6,405	21%	15.9%
FEMSA Comercio
Retail Division	3,170	2,924	2,487	2,868	(7.0%)	17.6%
Health Division	1,643	1,769	414	—	(7.1%)	327.3%
Fuel Division	154	127	88	88	(48.0%)	44.3%
Selling expenses
Coca-Cola FEMSA	55,927	48,039	41,879	41,879	16.4%	14.7%
FEMSA Comercio
Retail Division	42,406	36,341	30,631	33,305	16.7%	18.6%
Health Division	10,850	9,365	2,682	—	15.9%	249.2%
Fuel Division	2,330	1,865	1,124	1,124	24.9%	65.8%
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes			72,030
Coca-Cola FEMSA	60	147	155	155	(59.2%)	(5.2%)
FEMSA Comercio
Retail Division	5	15	(10)	(10)	(66.7%)	(250.0%)
Health Division	—	—	—	—	—	—
Fuel Division	—	—	—	—	—	—
Heineken Investment	7,847	6,342	5,879	5,879	23.7%	7.9%

(1)	Gross margin is calculated with reference to total revenues.
(2)	As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).
(3)	CB Equity holds a majority of Heineken N.V. and Heineken Holding N.V. shares.
(4)	The operations that comprise the Health Division segment were separated in 2016. For 2015, FEMSA Comercio’s results were restated to reflect the aforementioned separation. As such, no results of operations are available for this segment for periods prior to 2015.

Results from our Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 15.3% to Ps. 460,456 million in 2017 compared to Ps. 399,507 million in 2016. Coca-Cola FEMSA’s total revenues increased 14.7% to Ps. 203,780 million, as a result of the acquisition of Vonpar in Brazil and the consolidation of our operations in the Philippines beginning on February 1, 2017. Total revenues were also driven by average price per unit case increases in local currency aligned with or above the inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, partially offset by the depreciation of the Argentine peso, the Philippine peso and the Venezuelan bolivar; in each case relative to the Mexican peso. The Retail Division’s revenues increased 12.4% to Ps. 154,204 million, driven by the opening of 1,301 net new OXXO stores combined with an average increase of 6.4% in same-store sales. The Health Division’s revenues increased 9.2% to PS. 47,421 million, driven by the opening of 105 net new stores combined with an average increase of 6.7% in same-store sales. The Fuel Division’s revenues increased 34.1% to Ps. 38,388 million in 2017, driven by the addition of 70 total net new stations in the last twelve months, and a 19.8% increase in same-station sales.

Consolidated gross profit increased 14.9% to Ps. 170,268 million in 2017 compared to Ps. 148,204 million in 2016. Gross margin decreased 10 basis points to 37.0% of total revenues compared to 2016, reflecting the growth of lower margin businesses in FEMSA Comercio.

Consolidated administrative expenses increased 12.1% to Ps. 16,512 million in 2017 compared to Ps.14,730 million in 2016. As a percentage of total revenues, consolidated administrative expenses decreased 10 basis points, from 3.7% in 2016, compared to 3.6% in 2017.

Consolidated selling expenses increased 16.7% to Ps. 111,456 million in 2017 as compared to Ps. 95,547 million in 2016. As a percentage of total revenues, selling expenses increased 30 basis points, from 23.9% in 2016 to 24.2% in 2017.

Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly reflects the gains on the partial sale of our investment in the Heineken Group. During 2017, other income increased to Ps. 34,741 million from Ps. 1,157 million in 2016, reflecting the aforementioned gain.

During 2017, other expenses increased to Ps. 33,958 million from Ps. 5,909 million in 2016, mainly reflecting the deconsolidation of results from operations of KOF Venezuela. Additionally, other expenses include contingencies associated with prior acquisitions or disposals, as well as foreign exchange losses related to operating activities.

Comprehensive financing result, which includes interest income and expense, foreign exchange gain (loss), monetary position gain (loss) and market value gain (loss) on financial instruments, decreased to Ps. 3,216 million from Ps. 4,619 million in 2016, mostly driven by a positive result caused by a foreign exchange gain related to the effect of FEMSA’s U.S. dollar-denominated cash position, as impacted by the depreciation of the Mexican Peso during the period. This cash position increased during 2017, mainly from the sale of 5.24% of the combined economic interest in the Heineken Group; this movement was enough to offset an interest expense increase of 15.3% to Ps. 11,124 million in 2017, compared to Ps. 9,646 million in 2016 resulting from new debt incurred at Coca-Cola FEMSA in connection with the Vonpar acquisition.

Our accounting provision for income taxes in 2017 was Ps. 10,583 million, as compared to Ps. 7,888 million in 2016, resulting in an effective tax rate of 26.5% in 2017, as compared to 27.6% in 2016, slightly under our expected medium-term range of 30%. The lower effective tax rate registered during 2017 is mainly related to certain tax efficiencies related with the one-time non-operating income recorded in connection with the partial sale of shares of the Heineken Group and the one-time gain from consolidation of Coca-Cola FEMSA Philippines, Inc., both of which occurred during 2017; offset by the deconsolidation of operations of KOF Venezuela.

Share of the profit of associates and joint ventures, accounted for using the equity method, net of taxes, increased 21.84 % to Ps. 7,923 million in 2017, compared to Ps. 6,507 million in 2016, mainly driven by an increase in FEMSA’s participation in Heineken’s results, which was partially offset by the decrease in FEMSA’s participation in Heineken Group’s equity stake from 20% to 14.76% following the completion of the partial sale in September 2017.

Consolidated net income was Ps. 37,206 million in 2017 compared to Ps. 27,175 million in 2016, resulting from growth in FEMSA’s income from operations, higher non-operating income resulting from the sale of 5.24% of the combined economic interest in the Heineken Group on September 18, 2017, and a higher foreign exchange gain related to a higher U.S. dollar-denominated cash position at FEMSA coming from the aforementioned sale of Heineken shares of the Heineken Group partially offset by the deconsolidation of operations of KOF Venezuela, which resulted in the reclassification to profit and loss of foreign currency translation losses previously recorded in equity. This was a non-cash, one-time impact to the other non-operating expenses line of the income statement, in accordance with IFRS standards. Controlling interest amounted to Ps. 42,408 million in 2017 compared to Ps. 21,140 million in 2016. Controlling interest in 2017 per FEMSA Unit was Ps. 11.85 (US$ 6.03 per ADS).

Coca-Cola FEMSA

The comparability of Coca-Cola FEMSA’s financial and operating performance in 2017 as compared to 2016 was affected by the following factors: (1) the ongoing integration of mergers, acquisitions, and divestitures completed in recent years; (2) translation effects from fluctuations in exchange rates; (3) Coca-Cola FEMSA’s results in Venezuela, which is considered a hyperinflationary economy, and the extraordinary charges as a result of the deconsolidation of operations of KOF Venezuela; and (4) the consolidation of KOF Philippines commencing on February 1, 2017. In certain information presented below, Coca-Cola FEMSA has excluded the effects of (i) translation effects resulting from exchange rate fluctuations, (ii) its recent acquisition of Vonpar in Brazil, and (iii) its results of operations of KOF Venezuela, and included the results of KOF Philippines as if its consolidation had occurred on January 1, 2016, in order to better describe the performance of Coca-Cola FEMSA’s business on a comparable basis between 2017 and 2016. To translate the 2017 reported results of Venezuela, Coca-Cola FEMSA used the exchange rate of 22,793 bolivars per U.S. dollar, as compared to 673.76 bolivars per U.S. dollar used to translate KOF Venezuela’s 2016 reported results. In addition, the average depreciation of currencies used in Coca-Cola FEMSA’s main operations relative to the U.S. dollar in 2017, as compared to 2016, were: 12.1% for the Argentine peso, 1.5% for the Mexican peso and 6.1% for the Philippine peso. Moreover, the average appreciation of currencies used in Coca-Cola FEMSA’s main operations relative to the U.S. dollar in 2017, as compared to 2016, were: 3.4% for the Colombian peso and 8.5% for the Brazilian real.

Total Revenues. Coca-Cola FEMSA’s consolidated total revenues increased by 14.7% to Ps. 203,780 million in 2017, as a result of the acquisition of Vonpar in Brazil and the consolidation of its operations in the Philippines beginning on February 1, 2017. Total revenues were also driven by average price per unit case increases in local currency aligned with or above inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, despite the depreciation of the Argentine peso, the Philippine peso and the Venezuelan bolivar; in each case relative to the Mexican peso. On a comparable basis, total revenues would have increased by 3.6%, driven by growth in Coca-Cola FEMSA’s average price per unit case across most of its operations and volume growth in the Philippines, which were partially offset by volume declines in Coca-Cola FEMSA’s South American (excluding Venezuela) consolidated reporting segment.

Total sales volume increased by 16.1% to 3,870.6 million unit cases in 2017 as compared to 2016, mainly as a result of the acquisition of Vonpar and the consolidation of KOF Philippines, which was partially offset by volume contraction in Argentina, Colombia and Venezuela as discussed below. On a comparable basis, total sales volume would have decreased by 1.5% in 2017 as compared to 2016. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased 16.9% as compared to 2016. On a comparable basis, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio would have decreased by 1.7%, driven by volume contractions across most of Coca-Cola FEMSA’s operations, which were partially offset by volume growth in the Philippines. On the same basis, Coca-Cola FEMSA’s colas portfolio’s sales volume would have declined 1.4%, while its flavored sparkling beverage portfolio would have declined 2.6%. Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased 23.7% as compared to 2016. On a comparable basis, sales volume of its still beverage portfolio would have declined 2.6%, mainly due to volume contractions in Brazil, Colombia and the Philippines, which were partially offset by growth in Mexico and Argentina. Sales volume of bottled water, excluding bulk water, increased 9.2% as compared to 2016. On a comparable basis, bottled water, excluding bulk water, would have increased by 0.9%, driven mainly by growth in Mexico, Central America and the Philippines, which was partially offset by volume contractions in South America. Sales volume of bulk water increased 9.0% as compared to 2016. On a comparable basis, sales volume of bulk water would have decreased by 0.7%, driven mainly by a volume contraction in Colombia, which was partially offset by volume growth in Argentina, Brazil and the Philippines.

Consolidated average price per unit case decreased by 2.9% to Ps. 49.29 in 2017, as compared to Ps. 50.75 in 2016, mainly as a result of the negative translation effect resulting from depreciation of the Argentine peso, the Philippine peso and the Venezuelan bolivar relative to the Mexican peso, which was partially offset by the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, in each case relative to the Mexican peso. On a comparable basis, average price per unit case would have increased by 5.1% in 2017, driven by average price per unit case increases in local currency in Mexico, Argentina, Brazil and Colombia.

Gross Profit. Coca-Cola FEMSA’s gross profit increased by 15.1% to Ps. 91,686 million in 2017; however, its gross profit margin decreased by 20 basis points to reach 45.0% in 2017 as compared to 2016. On a comparable basis, Coca-Cola FEMSA’s gross profit would have increased by 6.1% in 2017, as compared to 2016. Coca-Cola FEMSA’s pricing initiatives, together with Coca-Cola FEMSA’s currency and raw material hedging strategies, offset higher costs resulting from higher sweetener and concentrate prices in Mexico and the depreciation in the average exchange rate of the Mexican peso, the Argentine peso, and the Philippine peso as applied to U.S. dollar-denominated raw material costs.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca-Cola FEMSA’s production facilities, wages and other labor costs associated with labor force employed at Coca-Cola FEMSA’s production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of Coca-Cola FEMSA’s products in local currency, net of applicable taxes. Packaging materials, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues increased by 70 basis points to 31.9% in 2017 as compared to 2016. Coca-Cola FEMSA’s administrative and selling expenses in absolute terms increased by 17.0% to Ps. 64,910 million as compared to Ps. 55,462 million in 2016, mainly as a result of the consolidation of KOF Philippines and the recent acquisition of Vonpar; however, this increase was partially offset by an operating foreign exchange gain. In 2017, Coca-Cola FEMSA continued investing across its territories to support marketplace execution, increase its cooler coverage, and bolster its returnable presentation base.

Other Expenses Net. Coca-Cola FEMSA recorded other expenses net of Ps. 28,661 million in 2017 as compared to Ps. 3,812 million in 2016, mainly due to the deconsolidation of Venezuela, which was partially offset by the consolidation of KOF Philippines. For more information, see Note 3.3 to Coca-Cola FEMSA’s consolidated financial statements.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, and net gains or losses on the monetary position of hyperinflationary countries where Coca-Cola FEMSA operates. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies, and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever occurs first, and the date it is repaid or the end of the period, whichever occurs first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result in 2017 recorded an expense of Ps. 5,275 million as compared to an expense of Ps. 6,080 million in 2016. This decrease was mainly driven by an increase in interest expenses of Ps. 8,809 million in 2017 as compared to interest expenses of Ps. 7,741 million in 2016, which was more than offset by a foreign exchange gain of Ps. 810 million in 2017 as compared to a foreign exchange loss of Ps. 1,792 million in 2016, such gain resulting from the appreciation of the end-of-period exchange rate of the Mexican peso relative to the U.S. dollar as applied to Coca-Cola FEMSA’s U.S. dollar-denominated debt.

Income Taxes. In 2017, reported income tax was Ps. 4,554 million as compared to Ps. 3,928 million in 2016.

Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method, Net of Taxes. In 2017, Coca-Cola FEMSA’s recorded a loss of Ps. 60 million in the share of the profits of associates and joint ventures accounted for using the equity method, net of taxes, mainly due to the consolidation of KOF Philippines, which is no longer accounted for under the equity method from February 1, 2017; this loss was partially offset by gains in Coca-Cola FEMSA’s joint ventures in Brazil.

Net Income (Equity holders of the parent). Consolidated net controlling interest loss was Ps. 12,802 million during 2017, mainly as a result of the deconsolidation of operations of KOF Venezuela, which resulted in the reclassification of an accumulated non-cash item as a one-time charge to the other expenses line of the income statement in accordance with IFRS standards. On a comparable basis, controlling net income would have grown 34.7% in 2017.

FEMSA Comercio

Retail Division

The Retail Division’s total revenues increased 12.4% to Ps. 154,204 million in 2017 as compared to Ps. 137,139 million in 2016, primarily as a result of the opening of 1,301 net new OXXO stores during 2017, together with an average increase in same-store sales of 6.4%. As of December 31, 2017, there were a total of 16,526 OXXO stores. As referenced above, OXXO same-store sales increased an average of 6.4% compared to 2016, driven by a 3.8% increase in average customer ticket while store traffic increased 2.5%.

Cost of goods sold increased 11.4% to Ps. 95,959 million in 2017, compared to Ps. 86,149 million in 2016. Gross margin increased 60 basis points to reach 37.8% of total revenues. This increase reflects healthy trends in our commercial income activity and the sustained growth of the services category, including income from financial services. As a result, gross profit increased 14.2% to Ps. 58,245 million in 2017 compared with Ps. 50,990 in 2016.

Administrative expenses increased 8.4% to Ps. 3,170 million in 2017, compared to Ps. 2,924 million in 2016; as a percentage of sales, they remained flat at 2.1% in 2017. Selling expenses increased 16.7% to Ps. 42,406 million in 2017 compared with Ps. 36,341 million in 2016; as a percentage of sales they reached 27.5% in 2017. The increase in operating expenses was driven by: (i) our continuing initiatives to improve compensation and reduce turnover of key in-store personnel, (ii) a sustained increase in electricity tariffs and (iii) higher secure cash transportation costs driven by increased volume and higher fuel prices.

Health Division

The Health Division’s total revenues increased 9.2% to Ps. 47,421 million compared to Ps. 43,411 million in 2016, primarily as a result of the opening of 105 net new stores during 2017, together with an average increase in same-store sales of 6.7%, which was mostly driven by strong performance and positive foreign translation effects from our South American operations. As of December 31, 2017, there were a total of 2,225 drugstores in Mexico, Chile and Colombia.

Cost of goods sold increased 8.3% to Ps. 33,208 million in 2017, compared with Ps. 30,673 million in 2016, reflecting positive sales mix as well as a more effective collaboration and execution with our key supplier partners. Gross margin increased 70 basis points to reach 30.0% of total revenues compared with 29.3% in 2016. As a result, gross profit increased 11.6% to Ps. 14,213 million in 2017 compared with Ps. 12,738 in 2016.

Administrative expenses decreased 7.1% to Ps. 1,643 million in 2017, compared with Ps. 1,769 million in 2016; as a percentage of sales, they reached 3.5% in 2017. Selling expenses increased 15.9% to Ps. 10,850 million in 2017 compared with Ps. 9,365 million in 2016; as a percentage of sales, they reached 22.9% in 2017. The increase in operating expenses was primarily driven by the integration of a single platform in Mexico, building our distribution capabilities and increased services at our drugstores such as on-site doctors and home delivery in the key Mexican markets.

Fuel Division

The Fuel Division’s total revenues increased 34.1% to Ps. 38,388 million in 2017 compared to Ps. 28,616 in 2016, primarily reflecting a national price increase established at the beginning of the year, as well as the opening of 70 net new OXXO GAS service stations during 2017. As of December 31, 2017, there were a total of 452 OXXO GAS service stations. Same-station sales increased an average of 19.8% compared to 2016, as the average price per liter increased by 21.1% reflecting the national price increase mentioned above, while the average volume decreased by 1.1% mainly from consumer reaction to the higher prices.

Cost of goods sold increased 35.1% to Ps. 35,621 million in 2017, compared with Ps. 26,368 million in 2016. Gross margin decreased 70 basis points to reach 7.2% of total revenues. This decrease reflects the effect of gross profit per liter remaining flat in peso terms for the first half of the year, while the consumer price per liter increased significantly, as described in the preceding paragraph. As a result, gross profit increased 23.1% to Ps. 2,767 million in 2017 compared with 2016.

Administrative expenses increased 21.3% to Ps. 154 million in 2017, compared with Ps. 127 million in 2016; as a percentage of sales, they remained flat at 0.4% in 2017. Selling expenses increased 24.9% to Ps. 2,330 million in 2017 compared with Ps. 1,865 million in 2016; as a percentage of sales, they reached 6.1% in 2017.

Results from our Operations for the Year Ended December 31, 2016 Compared to the Year Ended December 31, 2015

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 28.2% to Ps. 399,507 million in 2016, compared to Ps. 311,589 million in 2015. Coca-Cola FEMSA’s total revenues increased 16.6% to Ps. 177,718 million, supported by the positive translation effect originated by the appreciation of the Brazilian real and the Colombian peso, despite the depreciation of the Venezuelan bolivar and the Argentine peso; all as compared to the Mexican peso. The Retail Division’s revenues increased 14.4% to Ps. 137,139 million, driven by the opening of 1,164 net new OXXO stores combined with an average increase of 7.0% in same-store sales. The Health Division’s revenues amounted to Ps. 43,411 million, an increase of 232.6% compared to 2015, driven by the integration of Socofar. The Fuel Division’s revenues increased 54.6% to Ps. 28,616 million in 2016, compared to the ten-month period from March to December of 2015, driven by the addition of 75 total net new stations in the last 12 months, a 7.6% increase in same-store sales.

Consolidated gross profit increased 20.3% to Ps. 148,204 million in 2016, compared to Ps. 123,179 million in 2015. Gross margin decreased 240 basis points to 37.1% of total revenues compared to 2015, reflecting a contraction in Coca-Cola FEMSA’s gross margin and the incorporation and growth of lower margin businesses in FEMSA Comercio.

Consolidated administrative expenses increased 25.8% to Ps. 14,730 million in 2016, compared to Ps. 11,705 million in 2015. As a percentage of total revenues, consolidated administrative expenses decreased 10 basis points, from 3.8% in 2015, compared to 3.7% in 2016.

Consolidated selling expenses increased 25.1% to Ps. 95,547 million in 2016, as compared to Ps. 76,375 million in 2015. As a percentage of total revenues, selling expenses decreased 60 basis points, from 24.5% in 2015 to 23.9% in 2016.

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

Other expenses mainly include contingencies associated with prior acquisitions or disposals, as well foreign exchange losses related to operating activities. During 2016, other expenses increased to Ps. 5,909 million from Ps. 2,741 million in 2015.

The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses and net gains or losses on the monetary position of hyperinflationary countries where FEMSA operates. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies, and gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred or the beginning of the period, whichever occurs first, and the date it is repaid or the end of the period, whichever occurs first, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing results decreased to Ps. 4,619 million from Ps. 7,618 million in 2015, mostly driven by a positive result caused by inflationary effects in Coca-Cola FEMSA’s net monetary positions in Venezuela combined with a foreign exchange gain related to the effect of FEMSA’s U.S. Dollar-denominated cash position, these movements where enough to offset an interest expense increase of 24.0% to Ps. 9,646 million in 2016, compared to Ps. 7,777 million in 2015 resulting from a new debt issuance at Coca-Cola FEMSA in connection to the Vonpar acquisition, and the EUR 1,000 million bond issued by FEMSA during the first half of 2016.

Our accounting provision for income taxes in 2016 was Ps. 7,888 million, as compared to Ps. 7,932 million in 2015, resulting in an effective tax rate of 27.6% in 2016, as compared to 31.5% in 2015, slightly under our expected medium-term range of 30%. The lower effective tax rate registered during 2016 is mainly related to Coca-Cola FEMSA and driven by certain tax efficiencies, lower effective tax rate in Colombia and ongoing efforts to reduce non-deductible items across our operations.

Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, increased 7.6% to Ps. 6,507 million in 2016, compared with Ps. 6,045 million in 2015, mainly driven by an increase in FEMSA’s 20% participation in Heineken’s results.

Consolidated net income was Ps. 27,175 million in 2016 compared to Ps. 23,276 million in 2015, resulting from growth in FEMSA’s income before income taxes and share of the profit of associates and joint ventures and an increase in FEMSA’s 20% participation in Heineken’s results. Controlling interest amounted to Ps. 21,140 million in 2016, compared to Ps. 17,683 million in 2015. Controlling interest in 2016 per FEMSA Unit was Ps. 5.91 (US$ 2.87 per ADS).

Coca-Cola FEMSA

The comparability of Coca-Cola FEMSA’s financial and operating performance in 2016, as compared to 2015 was affected by the following factors: (1) its acquisition and integration of Vonpar, (2) translation effects from fluctuations in exchange rates and (3) results of operations in territories that are considered hyperinflationary economies (currently, its only operation that is considered a hyperinflationary economy is Venezuela). To translate the full-year 2016 results in Venezuela, Coca-Cola FEMSA used the DICOM exchange rate of 673.76 bolivars per U.S. dollar, as compared to 198.70 bolivars per U.S. dollar exchange rate used to translate Coca-Cola FEMSA’s 2015 results. The average depreciations to the U.S. dollar of currencies used in Coca-Cola FEMSA’s main operations during 2016, as compared to 2015, were: 17.7% for the Mexican peso, 4.8% for the Brazilian real, 11.4% for the Colombian peso and 59.5% for the Argentine peso. Consolidated results include full-year figures of Coca-Cola FEMSA’s territories and one-month figures of Vonpar.

Total Revenues. Coca-Cola FEMSA’s consolidated total revenues increased by 16.6% to Ps. 177,718 million in 2016, mainly as a result of the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso, which was partially offset by the negative translation effect resulting from the use of the DICOM exchange rate to translate the results of our Venezuelan operations and the depreciation of the Argentine peso relative to the Mexican peso. Excluding the effects of currency fluctuations, total revenues would have increased by a smaller amount, driven by the growth of the average price per unit case in most of Coca-Cola FEMSA’s operations and volume growth in Mexico and Central America.

Total sales volume decreased by 3.0% to 3,334.0 million unit cases in 2016, as compared to 2015, as a result of the sales volume contraction in Brazil, Colombia, Argentina and Venezuela discussed below. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of Coca-Cola FEMSA’s operations in Venezuela, total sales volume would have decreased by 0.9% in 2016, as compared to 2015. Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 3.4% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio would have decreased by 1.0%, mainly as a result of a contraction in Brazil and Colombia, which was partially offset by the positive performance of the Coca-Cola brand in Mexico, Central America and Colombia, and Coca-Cola FEMSA’s flavored sparkling beverage portfolio in Mexico and Central America. Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 0.6% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of Coca-Cola FEMSA’s operations in Venezuela, sales volume of Coca-Cola FEMSA’s still beverage portfolio would have grown 2.9%, mainly driven by the positive performance of ValleFrut orangeade, Del Valle juice and the Santa Clara dairy business in Mexico and FUZE Tea in Central America. Sales volume of bottled water, excluding bulk water, decreased by 1.2% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of its operations in Venezuela, bottled water, excluding bulk water, would have decreased by 1.1%, driven by a contraction in Brazil and Colombia, which was partially offset by increased volume in Mexico and Argentina. Sales volume of bulk water decreased by 2.0% as compared to 2015. Excluding the effects of Coca-Cola FEMSA’s recent acquisition of Vonpar and the results of Coca-Cola FEMSA’s operations in Venezuela, sales volume of bulk water would have decreased by 1.9%, mainly driven by a sales volume contraction of the Brisa and Crystal brand products in Colombia and Brazil, respectively.

Consolidated average price per unit case increased by 19.8%, reaching Ps. 50.75 in 2016, as compared to Ps. 42.34 in 2015, mainly as a result of the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso, which was partially offset by the negative translation effect resulting from the use of the DICOM exchange rate to translate the results of operations of KOF Venezuela and the depreciation of the Argentine peso relative to the Mexican peso. Excluding the effects of currency fluctuations, Coca-Cola FEMSA’s recent acquisition of Vonpar, and the results of Coca-Cola FEMSA’s operations in Venezuela, average price per unit case would have grown 6.8% in 2016, driven by average price per unit case increases above inflation in local currency in most of Coca-Cola FEMSA’s territories.

Gross Profit. Coca-Cola FEMSA’s gross profit increased by 10.6% to Ps. 79,662 million in 2016; however, its gross profit margin decreased by 250 basis points to reach 44.8% in 2016, mainly as a result of higher sugar prices, the depreciation of the average exchange rate of the Mexican peso, the Brazilian real, the Colombian peso and the Argentine peso relative to the U.S. dollar as applied to U.S. dollar-denominated raw material costs and an unfavorable currency hedging position in Brazil, which was partially offset by lower PET prices and Coca-Cola FEMSA’s overall currency hedging strategy.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca-Cola FEMSA’s production facilities, wages and other labor costs associated with the labor force employed at Coca-Cola FEMSA’s production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging materials, mainly PET and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues decreased by 50 basis points to 31.2% in 2016, as compared to 2015. Coca-Cola FEMSA’s administrative and selling expenses in absolute terms increased by 14.9% as compared to 2015, mainly as a result of the appreciation of the Brazilian real and the Colombian peso relative to the Mexican peso, and the inflationary effect of Coca-Cola FEMSA’s operations in Venezuela, as well as the depreciation of the Mexican peso relative to the U.S. dollar. In local currency, administrative and selling expenses as a percentage of revenues decreased in Brazil and Colombia. In 2016, Coca-Cola FEMSA continued investing in marketing across its territories to support marketplace execution, increase cooler coverage and bolster returnable presentation base.

Other Expenses Net. Coca-Cola FEMSA recorded other expenses net of Ps. 3,812 million in 2016, as compared to Ps. 1,748 million in 2015, mainly due to negative currency fluctuation effects in its operations in Venezuela.

Comprehensive financing results, defined above, in 2016 recorded an expense of Ps. 6,080 million, as compared to an expense of Ps. 7,273 million in 2015. This decrease was mainly driven by a gain on the monetary position in Coca-Cola FEMSA’s hyperinflationary operation in Venezuela due to an increase in the balance of accounts payable. This gain was partially offset by a foreign exchange loss resulting from the depreciation of the end-of-period exchange rate of the Mexican peso relative to the U.S. dollar as applied to Coca-Cola FEMSA’s U.S. dollar-denominated debt.

Income Taxes. In 2016, income tax as a percentage of income before taxes was 27.2%, as compared to 30.6% in 2015. This lower effective tax rate in 2016 was mainly due to certain tax efficiencies across Coca-Cola FEMSA’s operations, a lower effective tax rate in Colombia and ongoing efforts to reduce non-deductible items across Coca-Cola FEMSA’s operations.

Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method, Net of Taxes. In 2016, Coca-Cola FEMSA recorded a gain of Ps. 147 million in the share of the profits of associates and joint ventures accounted for using the equity method, net of taxes, representing a decrease of 5.2% as compared to 2015, mainly due to a reduced equity method gain from Coca-Cola FEMSA’s participation in associated companies.

Net Income (Equity holders of the parent). Coca-Cola FEMSA’s net controlling interest income reached Ps. 10,070 million in 2016, as compared to Ps. 10,235 million in 2015. Basic earnings per share in 2016 were Ps. 4.86 (Ps. 48.58 per ADS) computed on the basis of the weighted average number of shares outstanding during the period of 2,072.9 million shares outstanding (each ADS represents 10 Series L shares).

FEMSA Comercio

Retail Division

The Retail Division’s total revenues increased 14.4% to Ps. 137,139 million in 2016, compared to Ps. 119,884 million in 2015, primarily as a result of the opening of 1,164 net new OXXO stores during 2016, together with an average increase in same-store sales of 7.0%. As of December 31, 2016, there were a total of 15,225 OXXO stores. As referenced above, OXXO same-store sales increased an average of 7.0% compared to 2015, driven by a 6.8% increase in average customer ticket, while store traffic increased 0.2%.

Cost of goods sold increased 13.0% to Ps. 86,149 million in 2016, compared with Ps. 76,235 million in 2015. Gross margin increased 80 basis points to reach 37.2% of total revenues. This increase reflects healthy trends in our commercial income activity and the sustained growth of the services category, including income from financial services.

Administrative expenses increased 17.6% to Ps. 2,924 million in 2016, compared with Ps. 2,487 million in 2015; as a percentage of sales, such expenses reached 2.1%. Selling expenses increased 18.6% to Ps. 36,341 million in 2016 compared with Ps. 30,631 million in 2015; as a percentage of sales, such expenses reached 26.5%. The increase in expenses was driven by (i) the electricity tariff pick-up seen during 2016 and (ii) our initiative to improve the compensation structure of key store personnel.

Health Division

The Health Division’s total revenues amounted to Ps. 43,411 million, compared to Ps. 13,053 million in 2015, driven by the integration of Socofar and 220 net new store openings across territories. As of December 31, 2016, there were a total of 2,120 points of sale in Mexico, Chile and Colombia. The Health Division’s same-store sales increased an average of 22.4%, reflecting strong performance and positive foreign exchange translation effects from our South American operations.

Cost of goods sold amounted to Ps. 30,673 million in 2016, compared with Ps. 9,365 million in 2015. Gross margin increased 100 basis points to reach 29.3% of total revenues, reflecting higher structural gross margins at the Socofar operation.

Administrative expenses amounted to Ps. 1,769 million in 2016, compared with Ps. 414 million in 2015; as a percentage of sales, such expenses reached 4.1%. Selling expenses amounted to Ps. 9,365 million in 2016, compared with Ps. 2,682 million in 2015; as a percentage of sales, such expenses reached 21.5%. The increase in operating expenses was driven by the integration of Socofar and the organic expansion across Mexico.

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

Administrative expenses increased 44.3% to Ps. 127 million in 2016, compared with Ps. 88 million in the comparable period of 2015; as a percentage of sales, they reached 0.4%. Selling expenses increased 65.9% to Ps. 1,865 million in 2016, compared with Ps. 1,124 million in the comparable period of 2015; as a percentage of sales, they reached 6.6%.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2017, 64% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA.

In March 2016, we issued EUR 1,000 million aggregate principal amount of 1.750% fixed rate Senior Notes due 2023 with a total yield of 1.824% that were listed on the Irish Stock Exchange (ISE).

In May 2013, anticipating liquidity needs for general corporate purposes, we issued US$ 300 million aggregate principal amount of 2.875% Senior Notes due 2023 and US$ 700 million aggregate principal amount of 4.375% Senior Notes due 2043.

In June 2017, Coca-Cola FEMSA issued Ps. 8,500 million aggregate principal amount of 10-year fixed rate Mexican peso-denominated bonds (certificados bursatiles) bearing an annual interest rate of 7.87% due June 2027 and Ps. 1,500 million aggregate principal amount of 5-year floating rate certificados bursatiles, prices at 28-day Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio or TIIE) plus 0.25% due June 2022. These series of certificados bursatiles are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V. (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“the Guarantors”).

In December 2016, as part of the purchase price paid for our acquisition of Vonpar, Coca-Cola FEMSA issued and delivered a three-year promissory note to the sellers for a total amount of 1,090 million Brazilian reais (approximately Ps. 6,707 million as of December 31, 2016). The promissory note bears interest at an annual rate of 0.375% and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

In January 2014, Coca-Cola FEMSA issued an additional US$ 150 million aggregate principal amount of 3.875% Senior Notes due 2023 and US$ 200 million in aggregate principal amount of 5.250% Senior Notes due 2043 under previously series issued in November 2013. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca-Cola FEMSA and its significant subsidiaries.

In November 2013, Coca-Cola FEMSA issued US$ 1.0 billion aggregate principal amount of 2.375% Senior Notes due 2018. In August 2017, Coca-Cola FEMSA redeemed 55.5% of the aggregate principal amount the 2.375% Senior Notes, equal to US$ 555 million. The outstanding balance of the 2.375% Senior Notes following the redemption is US$445 million. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by us and our significant subsidiaries.

In addition, in November 2013, Coca-Cola FEMSA issued US$ 750 million aggregate principal amount of 3.875% Senior Notes due 2023 and US$ 400 million aggregate principal amount of 5.250% Senior Notes due 2043. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca-Cola FEMSA and its significant subsidiaries.

In May 2013, Coca-Cola FEMSA issued Ps. 7,500 million aggregate principal amount of 10-year fixed rate certificados bursatiles bearing an annual interest rate of 5.46% due May 2023, and these series of certificados bursatiles are guaranteed by the Guarantors.

In April 2011, Coca-Cola FEMSA issued Ps. 2,500 million of 10-year fixed rate certificados bursatiles bearing an annual interest of 8.27% coupon due April 2021. These series of certificados bursatiles are guaranteed by the Guarantors.

In February 2010, Coca-Cola FEMSA issued US$ 500 million aggregate amount of 4.625% Senior Notes due 2020. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca-Cola FEMSA and its significant subsidiaries.

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

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2017, 2016 and 2015, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Years ended December 31, 2017, 2016 and 2015

(in millions of Mexican pesos)

	2017		2016		2015
Net cash flows provided by operating activities	Ps.	40,135	Ps.	50,131	Ps.	36,742
Net cash flows provided by (used in) investing activities		31,417		(38,645)		(28,359)
Net cash flows (used in) provided by financing activities		(21,539)		1,297		(13,741)
Dividends paid		(12,450)		(12,045)		(10,701)

Principal Sources and Uses of Cash for the Year ended December 31, 2017 Compared to the Year Ended December 31, 2016

Our net cash generated by operating activities was Ps. 40,135 million for the year ended December 31, 2017, compared to Ps. 50,131 million generated by operating activities for the year ended December 31, 2016, a decrease of Ps. 9,996 million. This decrease was the result of:

•

A decrease of Ps. 9,460 million due to lower collection of trade receivables compared to last year, due to lower inventory purchases of Ps. 2,334 million and Ps. 3,334 million due to a greater cash flow hedging effect of our forward agreements compared to last year;

•	A decrease of Ps. 7,943 million due to higher supplier payments compared to last year; and

•

A change in cash flow of Ps. 7,471 mainly due to a decrease in cash flow resulting from higher income taxes paid mainly related to the sale of a portion of our investment in Heineken Group, which was offset by an increase of Ps. 10,800 million in our cash flow from operating activities before changes in operating working capital accounts.

Our net cash generated by investing activities was Ps. 31,417 million for the year ended December 31, 2017, compared to Ps. 38,645 million used for investing activities for the year ended December 31, 2016, an increase of Ps. 70,063 million. This was primarily the result of:

•	The absence in 2017 of acquisition-related costs in the amount of Ps. 18,230 million, due to higher payments for acquisitions in last year by Coca-Cola FEMSA and our other business acquisitions; and

•

An increase of Ps. 52,090 million mainly due to the sale of a portion of our investment in the Heineken Group and payments for acquisitions in other associates and joint venture investments in last year.

Our net cash used in financing activities was Ps. 21,539 million for the year ended December 31, 2017, compared to Ps. 1,297 million generated by financing activities for the year ended December 31, 2016, a decrease of Ps. 22,836 million. This decrease was primarily due to:

•	A change of Ps. 12,672, which decreased our cash flow due to higher payments of bank loans in 2017 of Ps. 18,130 million, as compared to Ps. 5,458 million in 2016;

•	A change of Ps. 13,030 million, which decreased our cash flow mainly due to lower proceeds from borrowings in 2017 of Ps. 13,599 million as compared to Ps. 26,629 million in 2016; and

•

These changes were partially offset by an increase by capitalization of issued shares to former owner of Vonpar in Coca-Cola FEMSA of Ps. 4,082 million due to the merger with a Mexican company owned by the sellers, see Note 4.1.2 to our audited consolidated financial statements, and a change of Ps. 1,207 million, which decreased our cash flow mainly due to less contributions from non-controlling interest.

Principal Sources and Uses of Cash for the Year ended December 31, 2016 Compared to the Year Ended December 31, 2015

Our net cash generated by operating activities was Ps. 50,131 million for the year ended December 31, 2016 compared to Ps. 36,742 million generated by operating activities for the year ended December 31, 2015, an increase of Ps. 13,389 million. This increase was the result of:

•

An improvement of Ps. 2,490 million due to collection of trade receivables compared to last year, which was partially offset by greater stock inventory of Ps. 606 million and Ps. 311 due to a lower cash flow hedging effect of our commodities compared to last year;

•	An increase in the amount of Ps. 8,538 million due to lower suppliers payments compared to last year; and

•	An increase in cash provided by other current financial liabilities in the amount of Ps. 3,212 million.

Our net cash used in investing activities was Ps. 38,645 million for the year ended December 31, 2016, compared to Ps. 28,359 million for the year ended December 31, 2015, an increase of Ps. 10,286 million. This was primarily the result of:

•	An increase in acquisition-related costs in the amount of Ps. 6,308 million, given by Coca-Cola FEMSA and our other business acquisitions; and

•	An increase in acquisition cost of property, plant and equipment and intangible assets of Ps. 1,598 and 1,338, respectively, due to the expansion plan of our businesses compared to last year.

Our net cash generated by financing activities was Ps. 1,297 million for the year ended December 31, 2016, compared to Ps. 13,741 million used in financing activities for the year ended December 31, 2015, an increase of Ps. 15,038 million. This increase was primarily due to:

•	A change of Ps. 10,062, which increased our cash flow due to lower payments of bank loans in 2016 of Ps. 5,458 million, as compared to Ps. 15,520 million in 2015;

•	A change of Ps. 18,207 million which increased our cash flow mainly due to the senior unsecured notes in the amount of EUR 1,000 issued in March 2016; and

•

All these changes were partially offset by a net increase by derivative financial instruments of Ps. 11,816 million due to the acquisition of new cross-currency swaps and an increase in dividend payments of Ps. 1,344 compared to last year.

Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2017 was Ps. 131,348 million compared to Ps. 139,248 million in 2016 and Ps. 91,864 million as of December 31, 2015. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 13,590 and Ps. 117,758 as of December 31, 2017, Ps. 7,281 million and Ps. 131,967 million, respectively, as of December 31, 2016, as compared to Ps. 5,895 million and Ps. 85,969 million, respectively, as of December 31, 2015. Cash and cash equivalents were Ps. 96,944 million as of December 31, 2017 and Ps. 43,637 million as of December 31, 2016, as compared to Ps. 29,396 million as of December 31, 2015.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2017.

	Maturity
	Less than 1 year	1 - 3 years	3 - 5 years	In excess of 5 years	Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos	—	—	3,994	15,981	19,975
Brazilian reais(5)	685	7,624	243	73	8,625
Colombian pesos	728	—	—	—	728
U.S. dollars	8,774	9,844	4,032	48,787	71,437
Euro	—	—	—	23,449	23,449
Chilean pesos	534	1,774	1,483	385	4,176
Capital Leases
U.S. dollars	6	7	—	—	13
Chilean pesos	27	54	17	—	98
Colombian pesos	6	11	—	—	17
Interest payments(1)
Mexican pesos	—	—	322	1,077	1,399
Brazilian reais	45	66	17	5	133
Colombian pesos	212	1	—	—	213
U.S. dollars	209	481	86	2,062	2,838
Argentine pesos	24	—	—	—	24
Chilean pesos	49	75	60	15	199
Euro	—	—	—	410	410
Interest Rate Swaps and Cross-Currency Swaps (2)
Mexican pesos	4,016	7,321	5,823	17,580	34,740
Brazilian reais	2,619	1,836	291	12	4,758
Colombian pesos	121	—	—	—	121
U.S. dollars	519	1,330	1,902	14,145	17,696
Argentine pesos	11	—	—	—	11
Chilean pesos	271	525	259	22	1,077
Euro	413	825	503	91	1,832
Operating leases
Mexican pesos	6,553	11,641	10,282	29,306	57,782
U.S. dollars	426	2,856	289	280	3,851
Others	5,700	17,884	4,220	10,226	38,030
Commodity price contracts
Sugar(3)	992	150	—	—	1,142
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment	683	728	677	2,527	4,615
Other long-term liabilities(4)	—	—	—	17,343	17,343

(1)	Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2017 without considering interest rate swap agreements. The debt and applicable interest rates in effect are shown in Note 18 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 19.6395 per US$ 1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2017.
(2)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross-currency swaps applied to long-term debt as of December 31, 2017, and the market value of the unhedged cross-currency swaps.
(3)	Reflects the notional amount of the futures and forward contracts used to hedge sugar and aluminum cost with a fair value liability of Ps. 4 million; see Note 20.6 to our audited consolidated financial statements.
(4)	Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflect those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control; therefore, these liabilities have been considered to have a maturity of more than five years.
(5)	A portion of our debt denominated in Brazilian reais consists of a promissory note for 1,090 million Brazilian reais (approximately Ps. 6,707 million as of December 31, 2017). This promissory note is denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

As of December 31, 2017, Ps. 13,590 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2017, our consolidated average cost of borrowing, after giving effect to the cross-currency and interest rate swaps, was approximately 6.5%. As of December 31, 2016, our consolidated average cost of borrowing, after giving effect to the cross-currency swaps, was 8.6% (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2017, after giving effect to cross-currency swaps, approximately 39.6% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 1.0% in U.S. dollars, 2.1% in Colombian pesos, 0.1% in Argentine pesos, 35.1% in Brazilian reais, 3.9% in Chilean pesos and the remaining 18.2% in Euros.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2017:

	Total Debt Profile of the Company
	FEMSA and Others		Coca-Cola FEMSA		FEMSA Comercio		Total Debt
	(in millions of Mexican pesos)
Short-term Debt
Argentine pesos:
Notes Payable	Ps.	—	Ps.	106	Ps.	—	Ps.	106
Colombian pesos:
Bank loans		—		1,951		—		1,951
Chilean pesos:
Bank loans		—		—		773		773
Long-term Debt(1)
Mexican pesos:
Domestic Senior notes		—		19,975		—		19,975
Euros:
Senior unsecured notes		23,449		—		—		23,449
U.S. dollars:
Bank loans		—		4,032		—		4,032
Senior Notes		19,362		48,043		—		67,405
Capital leases		—		—		13		13
Brazilian reais:
Bank loans		98		1,805		—		1,903
Note payable		—		6,722		—		6,722
Colombian pesos:
Bank loans		—		728		—		728
Capital leases		—		—		17		17
Chilean pesos:
Bank loans		4,136		—		40		4,176
Capital leases		—		—		98		98
Total Debt	Ps.	47,045	Ps.	83,362	Ps.	941	Ps.	131,348
Average Cost (2)
Mexican pesos		7.0%		8.3%		—		8.0%
U.S. dollars		3.8%		3.0%		—		3.0%
Euro		1.8%		—		—		1.8%
Brazilian reais		5.4%		7.4%		—		7.4%
Argentine pesos		—		22.4%		—		22.4%
Colombian pesos		—		7.9%		4.3%		7.9%
Chilean pesos		6.4%		—		3.3%		5.8%
Total		3.9%		7.8%		3.3%		6.5%

(1)	Includes the Ps. 10,760 million current portion of long-term debt.
(2)	Includes the effect of cross-currency and interest rate swaps. Average cost is determined based on interest rates as of December 31, 2017.

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

Summary of Debt

The following is a summary of our indebtedness as of December 31, 2017:

Coca-Cola FEMSA

•

Coca-Cola FEMSA’s total indebtedness was Ps. 83,360 million as of December 31, 2017, as compared to Ps. 88,909 million as of December 31, 2016. Short-term debt and long-term debt were Ps. 12,171 million and Ps. 71,189 million, respectively, as of December 31, 2017, as compared to Ps. 3,052 million and Ps. 85,857 million, respectively, as of December 31, 2016. Total debt decreased Ps. 5,549 million in 2017, compared to year end 2016. As of December 31, 2017, Coca-Cola FEMSA’s cash and cash equivalents were Ps. 18,767 million, as compared to Ps. 10,476 million as of December 31, 2016. Coca-Cola FEMSA had cash outflows in 2017, mainly resulting from dividend payments and the partial redemption of its 2.375% Notes due 2018. As of December 31, 2017, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 36.3% U.S. dollars, 24.0% Philippine pesos, 23.3% Mexican pesos, 11.3% Brazilian reais, 2.4% Argentine pesos, 1.9% Colombian pesos, and 0.8% other legal currencies. As of March 31, 2018, Coca-Cola FEMSA’s cash and cash equivalents balance was Ps. 19,549 million, including US $352 million denominated in U.S. dollars. Coca-Cola FEMSA believes that these funds, in addition to the cash generated by its operations, are sufficient to meet their own operating requirements.

•

Future currency devaluations or the imposition of exchange controls in any of the countries where Coca-Cola FEMSA has operations, could have an adverse effect on Coca-Cola FEMSA’s financial position and liquidity.

•

As part of Coca-Cola FEMSA’s financing policy, Coca-Cola FEMSA expects to continue to finance its liquidity needs mainly with cash flows from its operating activities. Nonetheless, as a result of regulations in certain countries where Coca-Cola FEMSA operates, it may not be beneficial or practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future, Coca-Cola FEMSA may finance its working capital and capital expenditure needs with short-term or other borrowings.

•

Coca-Cola FEMSA continuously evaluates opportunities to pursue acquisitions or engage in strategic transactions. Coca-Cola FEMSA would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of its company.

FEMSA Comercio

•

As of December 31, 2017, the Retail Division had total outstanding debt of Ps. 941 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 773 million and Ps. 168 million, respectively. As of December 31, 2017, cash and cash equivalents were Ps. 9,370 million.

FEMSA and other businesses

•

As of December 31, 2017, FEMSA and other businesses had total outstanding debt of Ps. 47,045 million, which is composed of Ps. 4,234 million of bank debt in other legal currencies, Ps. 5,852 million of Senior Notes due 2023, Ps. 13,510 million of Senior Notes due 2043 and Ps. 23,449 million of Senior Unsecured Notes due 2023 that we issued in March 2016. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and other businesses’ average cost of debt, after giving effect to interest rate swaps and cross-currency swaps, as of December 31, 2017, was 7.0% in Mexican pesos.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2017:

	Loss Contingencies As of December 31, 2017 (in millions of Mexican pesos)
Taxes, primarily indirect taxes	Ps.	6,836
Legal		3,296
Labor		2,723
Total	Ps.	12,855

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 9,433 million, Ps. 8,093 million and Ps. 3,569 million as of December 31, 2017, 2016 and 2015, respectively, by pledging fixed assets or providing bank guarantees.

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2017, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 70,830 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 25,180 million in 2017, compared Ps. 22,155 million in 2016, an increase of 13.7%. This was driven by additional investments at FEMSA Comercio, mainly related to the opening of new stores, drugstores and retail service stations. The principal components of our capital expenditures have been investments in placing coolers with retailers, returnable bottles and cases, investments in production capacity and distribution network expansion at Coca-Cola FEMSA and expansion of the Retail Division, the Health Division and the Fuel Division, as mentioned above. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2018

Our capital expenditure budget for 2018 is expected to be US$ 1,349 (Ps. 26,432) million. The following discussion is based on each of our sub-holding companies’ internal budgets. The capital expenditure plan for 2018 is subject to change based on market and other conditions and the subsidiaries’ results and financial resources.

Coca-Cola FEMSA has budgeted approximately US$ 650 million for its capital expenditures in 2018, including its operations in the Philippines. Coca-Cola FEMSA’s capital expenditures in 2018 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2018, approximately 40.0% will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2018. Coca-Cola FEMSA’s capital expenditure plan for 2018 may change based on market and other conditions, our results and financial resources.

The Retail Division’s capital expenditures budget in 2018 is expected to total US$ 526 million, and will be allocated to the opening of new OXXO stores and, to a lesser extent, the refurbishing of existing OXXO stores. In addition, investments are planned in FEMSA Comercio’s IT, ERP software updates and transportation equipment.

The Health Division’s capital expenditures budget in 2018 is expected to total US$ 55 million, and will be allocated to the opening of new drugstores and, to a lesser extent, the refurbishing of existing stores. In addition, investments are planned in warehouses, IT hardware and ERP software updates.

The Fuel Division’s capital expenditures budget in 2018 is expected to total US$ 35 million, and will be allocated to the opening of new service stations, the change of our existing brand to a fresh image and, to a lesser extent, to the refurbishing of existing OXXO GAS service stations.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2017. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value at December 31, 2017
	Maturity less than 1 year		Maturity 1 - 3 years		Maturity 3 - 5 years		Maturity in excess of 5 years		Fair Value Asset
	(in millions of Mexican pesos)
Derivative financial instruments position	Ps.	(3,870)	Ps.	(448)	Ps.	(108)	Ps.	9,068	Ps.4,642

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

The board of directors may appoint interim directors in the event that a director is absent or an elected director and corresponding alternate are unable to serve. Such interim directors shall serve until the next AGM, at which the shareholders shall ratify or elect a replacement.

Our bylaws provide that the board of directors shall meet at least once every three months. Actions by the board of directors must be approved by at least a majority of the directors present and voting. The chairman of the board of directors, the chairman of our audit or corporate practices committee or at least 25% of our directors may call a board of directors’ meeting and include matters in the meeting agenda.

Our board of directors was elected at the AGM held on March 16, 2018, and currently comprises 21 directors and 15 alternate directors. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio Fernández Carbajal (1) (2) Executive Chairman of the Board	Born:	February 1954
	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2019
	Principal occupation:	Executive Chairman of the board of directors of FEMSA
Other directorships:	Chairman of the board of directors of Coca-Cola FEMSA, Fundación FEMSA A.C.
(“Fundación FEMSA”) and Instituto Tecnológico y de Estudios Superiores de
Monterrey (“ITESM”); Chairman Emeritus of the US Mexico Foundation; member of the Heineken Holding Board, and vice-chairman of the Heineken Supervisory
Board; chairman of the Americas Committee and member of the Preparatory
Committee and Selection Appointment Committee of Heineken, N.V.; member of the board of directors of Industrias Peñoles, S.A.B. de C.V. (“Peñoles”); Grupo
Televisa, S.A.B. de C.V. (“Televisa”); co-chairman of the advisory board of the
Woodrow Wilson Center, Mexico Chapter; and member of the board of trustees of
		the Massachusetts Institute of Technology Corporation
Business experience:	Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive
Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he
		was appointed Executive Chairman of our board of directors
	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration, or MBA, from ITESM
	Alternate director:	Federico Reyes García

Javier Gerardo Astaburuaga Sanjines	Born:	July 1959
	First elected:	2006
	Term expires:	2019
	Principal occupation:	Vice-President of Corporate Development of FEMSA
Other directorships:	Member of the board of directors of Coca-Cola FEMSA and the Heineken
Supervisory Board. Member of the audit committee of Heineken N.V., finance and investment committee of ITESM and of the investment committee of Grupo Acosta
		Verde
Business experience:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at
FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years was FEMSA Cerveza’s Director of Sales for the north region of Mexico until 2003, in which year he was appointed FEMSA Cerveza’s Co-Chief Executive
Officer; held the position of Chief Financial and Corporate Officer of FEMSA from
		2006 to 2015
	Education:	Holds an accounting degree from ITESM and is licensed as a certified public accountant

Mariana Garza Lagüera Gonda(3)	Born:	April 1970
	First elected:	1998
	Term expires:	2019
	Principal occupation:	Private investor
Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA; member of the board of directors of ITESM, Museo de Historia Mexicana, Patronato Hospital
Metropolitano Monterrey, A.C., Inmobiliaria Valmex, S.A. de C.V., Inversiones
Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de
C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora
		Pentafem, S.A.P.I. de C.V. and Monte Serena, S.A. de C.V.
	Education:	Holds an industrial engineering degree from ITESM and a Master of International Management from the Thunderbird American Graduate School of International Management
	Alternate director:	Bárbara Garza Lagüera Gonda(3)

Eva María Garza Lagüera Gonda(1)(3)	Born:	April 1958
	First elected:	1999
	Term expires:	2019
	Principal occupation:	Private investor
Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA; member of the board of directors of ITESM, Patronato Premio Eugenio Garza Sada, Inmobiliaria
Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo
Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas,
S.A. de C.V. and Controladora Pentafem, S.A.P.I. de C.V.; Co-Founder and former
		President of Alternativas Pacíficas A.C.
	Education:	Holds a communications degree from ITESM
	Alternate director:	Othón Páez Garza

José Fernando Calderón Rojas(4)	Born:	July 1954
	First elected:	1984
	Term expires:	2019
	Principal occupation:	Chief Executive Officer and chairman of the board of directors of, Servicios Administrativos de Monterrey, S.A. de C.V., Franca Servicios, S.A. de C.V., Regio Franca, S.A. de C.V. and Franca Industrias, S.A. de C.V.
	Other directorships:	Member of the board of directors of Alfa, S.A.B. de C.V. (“Alfa”), and ITESM; member of the regional consulting board of BBVA Bancomer, S.A., (“BBVA”) and member of the audit and corporate practices committee of Alfa; member of Fundación UANL, A.C. and founder of Centro Integral Down A.C.; President of Patronato del Museo del Obispado A.C. and member of the external advisory board of Facultad de Derecho y Criminología of the Universidad Autónoma de Nuevo León (“UANL”)
	Education:	Holds a law degree from UANL, completed specialization studies in tax at UANL and various courses in business administration by ITESM
	Alternate director:	Francisco José Calderón Rojas(4)

Alfonso Garza Garza(5)(6)	Born:	July 1962
	First elected:	2001
	Term expires:	2019
	Principal occupation:	Vice President of Strategic Businesses of FEMSA
	Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA; member of the board of directors of ITESM, Grupo Nutec, S.A. de C.V. and American School Foundation of Monterrey, A.C.; vice-chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. (“COPARMEX Nacional”)
	Business experience:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques
	Education:	Holds an industrial engineering degree from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”)
	Alternate director:	Juan Carlos Garza Garza(5)(6)

Maximino José Michel González(7) (8)	Born:	June 1968
	First elected:	1996
	Term expires:	2019
	Principal occupation:	Chief Executive Officer of 3H Capital Servicios Corporativos, S.A. de C.V.
	Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA; member of the board of directors and audit committee of Grupo Lamosa, S.A.B. de C.V. (“Lamosa”); member of the board of directors of El Puerto de Liverpool, S.A.B. de C.V. (“Liverpool”), Afianzadora Sofimex, S.A.B. de C.V. and Seguros Ve por Más, S.A., Grupo Financiero Ve por Más
	Education:	Holds a business administration degree from Universidad Iberoamericana (“IBERO”)
	Alternate director:	Bertha Paula Michel González(7) (8)

Alberto Bailleres González	Born:	August 1931
	First elected:	1989
	Term expires:	2019
	Principal occupation:	Chairman of the boards of directors of the following companies which are part of Grupo BAL: Peñoles, Grupo Nacional Provincial, S.A.B. (“GNP”), Fresnillo Plc, Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Profuturo, S.A.B. de C.V. and subsidiaries, Controladora Petrobal, S.A. de C.V., Energía Bal, S.A. de C.V., Energía Eléctrica Bal, S.A. de C.V., and Tane, S.A. de C.V.; chairman of the governance board of Instituto Tecnológico Autónomo de México (“ITAM”) and founding member of Fundación Alberto Bailleres, A.C.
	Other directorships:	Member of the board of directors of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Grupo Financiero BBVA Bancomer”), BBVA, Dine, S.A.B. de C.V., Televisa and Grupo Kuo, S.A.B. de C.V. (“Kuo”); member of the Consejo Mexicano de Negocios
	Education:	Holds an economics degree and an Honorary Doctorate from ITAM
	Alternate director:	Arturo Manuel Fernández Pérez

Francisco Javier Fernández Carbajal(2)	Born:	April 1955
	First elected:	2004
	Term expires:	2019
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Visa, Inc., Alfa, Cemex, S.A.B. de C.V. (“Cemex”) and Corporación EG, S.A. de C.V.; alternate member of the board of directors of Peñoles
	Education:	Holds a mechanical and electrical engineering degree from ITESM and an MBA from Harvard University Business School
	Alternate director:	Daniel Alberto Rodríguez Cofré

Ricardo Guajardo Touché Independent Director	Born:	May 1948
	First elected:	1988
	Term expires:	2019
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V.
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Grupo Valores Operativos Monterrey, S.A.P.I. de C.V., Liverpool, Alfa, Grupo Financiero BBVA Bancomer, BBVA, Grupo Aeroportuario del Sureste, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V. (“Bimbo”), Grupo Coppel, S.A. de C.V. (“Coppel”), ITESM and Vitro, S.A.B. de C.V.
	Education:	Holds an electrical engineering degree from ITESM and the University of Wisconsin and a master’s degree from the University of California at Berkeley

Alfonso González Migoya Independent Director	Born:	January 1945
	First elected:	2006
	Term expires:	2019
	Principal occupation:	Chairman of the board of directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”), and managing partner at Acumen Empresarial, S.A. de C.V.
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Nemak, S.A.B. de C.V. (“Nemak”), Bolsa Mexicana de Valores, S.A.B. de C.V., Banregio Grupo Financiero, S.A., Grupo Cuprum, S.A. de C.V., Berel, S.A. de C.V., Servicios Corporativos JAVER, S.A.B. de C.V., and ITESM
	Education:	Holds a mechanical engineering degree from ITESM and a Master in Business Administration from the Stanford University Graduate School of Business
	Alternate Director:	Sergio Deschamps Ebergenyi (Independent Director)

Carlos Salazar Lomelín	Born:	April 1951
	First elected:	2014
	Term expires:	2019
	Principal occupation:	Independent consultant and director of several public and private companies
	Other directorships:	Member of the board of directors of Grupo Financiero BBVA Bancomer; member of the advisory board of Patronato Premio Eugenio Garza Sada, Centro Internacional de Negocios Monterrey A.C. (“CINTERMEX”), Asociación Promotora de Exposiciones, A.C. (“APLEX”) and the ITESM’s EGADE Business School

Business experience:	Held managerial positions in several subsidiaries of FEMSA, including Grafo Regia,
S.A. de C.V. and Plásticos Técnicos Mexicanos, S.A. de C.V., served as Chief
Executive Officer of FEMSA Cerveza, where he also held various management positions in the Commercial Planning and Export divisions; in 2000, he was appointed as Chief Executive Officer of Coca-Cola FEMSA, a position he held until
December 31, 2013; on January 1, 2014, he was appointed Chief Executive Officer of FEMSA, a position he held until December 31, 2017
	Education:	Holds an economics degree from ITESM and performed postgraduate studies in business administration at ITESM and economic development in Italy
	Alternate director:	John Anthony Santa Maria Otazua

Paulina Garza Lagüera Gonda(3)	Born:	March 1972
	First elected:	2009
	Term expires:	2019
	Principal occupation:	Private Investor
Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Controladora Pentafem,
S.A.P.I. de C.V., Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles
Industriales, S.A. de C.V., Desarrollo Inmobiliaria La Sierrita, S.A. de C.V.,
Refrigeración York, S.A. de C.V. and Peñitas, S.A. de C.V.
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Juan Bautista Guichard Michel(8)

Ricardo E. Saldívar Escajadillo Independent Director	Born:	November 1952
	First elected:	2006
	Term expires:	2019
	Principal Occupation:	Private Investor
	Other directorships:	Member of the board of directors of Axtel, S.A.B. de C.V. (“Axtel”) and ITESM
	Education:	Holds a mechanical and industrial engineering degree from ITESM, a Master’s degrees in systems engineering from Georgia Tech Institute and in executive studies from IPADE
	Alternate Director:	Víctor Alberto Tiburcio Celorio (Independent Director)

Alfonso de Angoitia Noriega Independent Director	Born:	January 1962
	First elected:	2015
	Term expires:	2019
	Principal Occupation:	Co-Chief Executive Officer of Televisa
Other directorships:	Member of the board of directors of Univision Communications, Inc., Banco
Mercantil del Norte, S.A., Empresas Cablevisión, S.A. de C.V., Innova, S. de R.L.
de C.V., The Americas Society and The Paley Center for Media
	Education:	Holds a law degree from the Universidad Nacional Autónoma de México (“UNAM”)

Miguel Eduardo Padilla Silva	Born:	January 1955
	First elected:	2014
	Term expires:	2019
	Principal Occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Lamosa, Club Industrial, A.C., Universidad Tec Milenio and Coppel
Business experience:	Held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of
FEMSA from 2000 to 2003. He held the position of Chief Executive Officer of
FEMSA Comercio from 2004 to 2016 and prior to his current position, he held the position of Chief Financial and Corporate Officer of FEMSA from 2016 to 2017
	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and executive management studies at IPADE
Series D Directors

Armando Garza Sada Independent Director	Born:	June 1957
	First elected:	2003
	Term expires:	2019
	Principal occupation:	Chairman of the board of directors of Alfa, Alpek, S.A.B. de C.V. and Nemak
	Other directorships:	Member of the boards of directors of Axtel, Liverpool, Lamosa, Cemex, Grupo PROEZA, S.A.P.I. de C.V. and ITESM
	Business experience:	He has a long professional career in Alfa, including as Executive Vice President of Corporate Development
	Education:	Holds a BS in management from the Massachusetts Institute of Technology and an MBA from Stanford University Graduate School of Business
	Alternate director:	Enrique F. Senior Hernández (Independent Director)

Moisés Naim Independent Director	Born:	July 1952
	First elected:	2011
	Term expires:	2019
	Principal occupation:	Distinguished Fellow Carnegie Endowment for International Peace; producer and host of Efecto Naim; author and journalist
	Other directorships:	Member of the board of directors of AES Corporation
	Business experience:	Former Editor in Chief of Foreign Policy Magazine
	Education:	Holds a degree from the Universidad Metropolitana de Caracas, Venezuela, a Master of Science and PhD from the Massachusetts Institute of Technology
	Alternate director:	Francisco Zambrano Rodríguez (Independent Director)

José Manuel Canal Hernando Independent Director	Born:	February 1940
	First elected:	2003
	Term expires:	2019
	Principal occupation:	Independent consultant on corporate governance matters, statutory examiner and director of several public and private companies
Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Estafeta Mexicana, S.A. de
C.V. and Tapón Corona, S.A. de C.V.; member of the board of directors and chairman of the audit committee of Kuo; member of the board of directors and member of the audit committee of Grupo Industrial Saltillo, S.A.B. de C.V.;
member of the board of directors, member of the audit committee and chairman of the risk committee of Gentera, S.A.B. de C.V. (“Gentera”); statutory examiner of
		Grupo Financiero BBVA Bancomer and Bank of America
Business experience:	Former managing partner at Arthur Andersen (Ruiz, Urquiza y Cía, S.C.) from 1981 to 1999, acted as statutory examiner of FEMSA from 1984 to 2002, founder and chairman of the Mexican Accounting Standards Board and has extensive experience
		in financial auditing for industrial companies and banks
	Education:	Holds an accounting degree from UNAM

Michael Larson Independent Director	Born:	October 1959
	First elected:	2011
	Term expires:	2019
	Principal occupation:	Chief Investment Officer of William H. Gates III
	Other directorships:	Member of the board of directors of AutoNation, Inc., Republic Services, Inc. and Ecolab, Inc., and chairman of the board of trustees of two funds within the Western Asset / Management fund complex
	Education:	Holds an MBA from the University of Chicago and a BA from Claremont McKenna College

Robert E. Denham Independent Director	Born:	August 1945
	First elected:	2001
	Term expires:	2019
	Principal occupation:	Partner at Munger, Tolles & Olson LLP

Other directorships:	Member of the board of directors of New York Times Co., Oaktree Capital Group, LLC and Chevron Corp
Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and an MA in Government from Harvard University
Alternate Director:	Ernesto Cruz Velázquez de León (Independent Director)

(1)	José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are spouses.
(2)	José Antonio Fernández Carbajal and Francisco Javier Fernández Carbajal are siblings.
(3)	Mariana Garza Lagüera Gonda, Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda are siblings.
(4)	Francisco José Calderón Rojas and José Fernando Calderón Rojas are siblings.
(5)	Alfonso Garza Garza and Juan Carlos Garza Garza are siblings.
(6)	Juan Carlos Garza Garza and Alfonso Garza Garza are cousins of Eva María Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.
(7)	Bertha Michel González and Max Michel González are siblings.
(8)	Juan Guichard Michel, Max Michel González and Bertha Michel González are cousins.

Senior Management

The names and positions of the members of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal Executive Chairman of the Board	Born:	February 1954
	Joined FEMSA:	1987
	Appointed to current position:	2001
	Principal occupation:	Executive Chairman of the board of directors of FEMSA
Directorships:	Chairman of the board of directors of Coca-Cola FEMSA, Fundación FEMSA and
ITESM; Chairman Emeritus of the US Mexico Foundation; member of the
Heineken Holding Board, and vice-chairman of the Heineken Supervisory Board;
chairman of the Americas Committee and member of the Preparatory Committee and Selection Appointment Committee of Heineken, N.V.; member of the board of directors of Peñoles and Televisa; co-chairman of the advisory board of the
Woodrow Wilson Center, Mexico Chapter; and member of the board of trustees of
		the Massachusetts Institute of Technology Corporation
Business experience within FEMSA:	Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991, and Chief Executive
Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he
		was appointed Executive Chairman of our board of directors
	Education:	Holds an industrial engineering degree and an MBA from ITESM

Miguel Eduardo Padilla Silva Chief Executive Officer	Born: Joined FEMSA: Appointed to current position:	January 1955 1997 2018
Business experience within FEMSA:	Held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of
FEMSA from 2000 to 2003. He held the position of Chief Executive Officer of
FEMSA Comercio from 2004 to 2016 and prior to his current position, he held the
		position of Chief Financial and Corporate Officer of FEMSA from 2016 to 2017
Other business experience:	Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive
Officer of Terza, S.A. de C.V.; his major areas of expertise include operational
		control, strategic planning and financial restructuring
	Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA, Lamosa, Club Industrial, A.C., Universidad Tec Milenio and Coppel
	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and executive management studies at IPADE

Javier Gerardo Astaburuaga Sanjines Vice President of Corporate Development	Born:	July 1959
	Joined FEMSA:	1982
	Appointed to current position:	2015
Business experience within FEMSA:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance; held various senior positions at
FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years was FEMSA Cerveza’s Director of Sales for the north region of México, until 2003, when he was appointed FEMSA Cerveza’s Co-Chief Executive Officer;
held the position of Chief Financial and Corporate Officer of FEMSA from 2006 to
		2015
Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA and the Heineken
Supervisory Board. Member of the audit committee of Heineken N.V., finances and investments committee of ITESM and of the investments committee of Grupo
		Acosta Verde
	Education:	Holds an accounting degree from ITESM and is licensed as a certified public accountant

Genaro Borrego Estrada Vice President of Corporate Affairs	Born:	February 1949
	Joined FEMSA:	2008
	Appointed to current position:	2008
Professional experience:	Constitutional Governor of the Mexican State of Zacatecas from 1986 to 1992,
General Director of the Mexican Social Security Institute from 1993 to 2000 and
		Senator in Mexico for the State of Zacatecas from 2000 to 2006
	Directorships:	Chairman of the board of directors of GB y Asociados and member of the board of directors of Fundación Mexicanos Primero, Fundación IMSS and Centro Mexicano para la Filantropía (“CEMEFI”)
	Education:	Holds an industrial relations degree from IBERO

Alfonso Garza Garza Vice President of Strategic Businesses	Born:	July 1962
	Joined FEMSA:	1985
	Appointed to current position:	2009
Directorships:	Member of the board of directors of FEMSA, alternate member of the board of directors of Coca-Cola FEMSA; member of the board of directors of ITESM, Grupo
Nutec, S.A. de C.V. and American School Foundation of Monterrey, A.C.;
		vice-chairman of the executive commission of COPARMEX Nacional
Business experience:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA
		Cerveza and as Chief Executive Officer of FEMSA Empaques
	Education:	Holds an industrial engineering degree from ITESM and an MBA from IPADE

José González Ornelas Vice President of Administration and Corporate Control	Born:	April 1951
	Joined FEMSA:	1973
	Appointed to current position:	2001
Business experience within FEMSA:	Has held several managerial positions in FEMSA, including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA
		and Chief Executive Officer of FEMSA Logística, S.A. de C.V.
	Directorships:	Member of the board of directors of Productora de Papel, S.A.
	Education:	Holds an accounting degree from UANL and has postgraduate studies in business administration from IPADE

Gerardo Estrada Attolini Director of Corporate Finance	Born:	May 1957
	Joined FEMSA:	2000
	Appointed to current position:	2006
	Business experience:	Held the position of Chief Financial Officer of FEMSA Cerveza from 2001 to 2006 and was Director of Corporate Finance of Grupo Financiero Bancomer from 1995 to 2000
	Education:	Holds a degree in accounting and an MBA from ITESM

Carlos Eduardo Aldrete Ancira General Counsel and Secretary of the Board of Directors	Born: Joined FEMSA: Appointed to current position:	August 1956 1979 1996
	Directorships:	Secretary of the board of directors of FEMSA, Coca-Cola FEMSA and all other sub-holding companies of FEMSA
	Business experience within FEMSA:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions
	Education:	Holds a law degree from UANL and a master’s degree in Corporate Law from the College of Law of the University of Illinois

Coca-Cola FEMSA

John Anthony Santa Maria Otazua Chief Executive Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1957 1995 2014
Business experience within FEMSA:	Has served as Strategic Planning and Business Development Officer and Chief
Operating Officer of the Mexican operations of Coca-Cola FEMSA. Has served as
Strategic Planning and Commercial Development Officer and Chief Operating
Officer of South America division of Coca-Cola FEMSA. He also has experience in several areas of Coca-Cola FEMSA, namely development of new products and mergers and acquisitions.
	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management
	Directorships:	Member of the board of directors of Coca-Cola FEMSA, Gentera and member of the board of directors and commercial committee of Banco Compartamos, S.A., Institución de Banca Múltiple
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University

Héctor Treviño Gutiérrez Chief Financial Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	August 1956 1981 1993
Business experience within FEMSA:	At FEMSA, he was in charge of the International Financing department, served as
Manager of Financial Planning and Manager of International Financing, Chief
Officer of Strategic Planning and Chief Officer of Business Development and
headed the Corporate Development department
Directorships:	Alternate member of the board of directors of Coca-Cola FEMSA; member of the board of directors, audit committee and corporate practices committee of Vinte
Viviendas Integrales, S.A.P.I. de C.V.; member of the board of directors, audit committee and investment and risk committee of Seguros y Pensiones BBVA
Bancomer; member of the technical committee of Capital i-3
	Education:	Holds a degree in chemical engineering from ITESM and an MBA from the Wharton School of Business

FEMSA Comercio

Daniel Alberto Rodríguez Cofré Chief Executive Officer of FEMSA Comercio	Born: Joined FEMSA: Appointed to current position:	June 1965 2015 2016
Business experience:	Has broad experience in international finance in Latin America, Europe and Africa, held several financial roles at Shell International Group in Latin America and
Europe. In 2008, he was appointed as Chief Financial Officer of Centros
Comerciales Sudamericanos S.A., and from 2009 to 2014, he held the position of
Chief Executive Officer at the same company. He was Chief Financial and
Corporate Officer of FEMSA during 2015
	Directorships:	Alternate member of the board of directors of Coca-Cola FEMSA and FEMSA
	Education:	Holds a forest engineering degree from Austral University of Chile and an MBA from Adolfo Ibañez University

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2017, the aggregate compensation paid to our directors by the Company was approximately Ps. 52 million. In addition, in the year ended December 31, 2017, Coca-Cola FEMSA paid approximately Ps. 14 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.

For the year ended December 31, 2017, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 2,049 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in Note 17 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2017, amounts set aside or accrued for all employees under these retirement plans were Ps. 8,677 million, of which Ps. 3,304 million is already funded.

EVA Stock Incentive Plan

In 2004, we, along with our subsidiaries, commenced a new stock incentive plan for the benefit of our senior executives, which we refer to as the EVA stock incentive plan. This plan uses as its main evaluation metric the Economic Value Added (“EVA”) framework developed by Stern Stewart & Co., a compensation consulting firm. Under the EVA stock incentive plan, eligible employees are entitled to receive a special cash bonus, which will be used to purchase shares of FEMSA (in the case of employees of FEMSA) or of both FEMSA and Coca-Cola FEMSA (in the case of employees of Coca-Cola FEMSA). Under the plan, it is also possible to provide stock options of FEMSA or Coca-Cola FEMSA to employees; however, since the plan’s inception, only shares have been granted.

Under this plan, each year, our Chief Executive Officer together with the Corporate Governance Committee of our board of directors, together with the chief executive officer of the respective sub-holding company, determines the employees eligible to participate in the plan. A bonus formula is then created for each eligible employee, using the EVA framework, which determines the number of shares to be received by such employee. The terms and conditions of the share-based payment arrangement are then agreed upon with the eligible employee, such that the employee can begin to accrue shares under the plan. Until 2015, the shares vested ratably over a six-year period; from January 1, 2016, they will ratably vest over a four-year period, with retrospective effects. We account for the EVA stock incentive plan as an equity-settled share-based payment transaction, as we will ultimately settle our obligations with our employees by issuing our own shares or those of our subsidiary, Coca-Cola FEMSA.

The bonus amount is determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. The formula considers the employees’ level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market. The bonus is granted to the eligible employee on an annual basis after withholding applicable taxes.

The shares are administered by a trust for the benefit of the eligible executives (the “Administrative Trust”). We created the Administrative Trust with the objective of administering the purchase of FEMSA and Coca-Cola FEMSA shares, so that the shares can then be assigned to the eligible executives participating in the EVA stock incentive plan. The Administrative Trust’s objectives are to acquire shares of FEMSA or of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee of the Administrative Trust. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the non-controlling interest (as it relates to Coca-Cola FEMSA’s shares). Should an employee leave prior to their shares vesting, they would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by us. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes, and dividends on shares held by the trusts are charged to retained earnings.

As of April 16, 2018, the trust that manages the EVA stock incentive plan held a total of 2,436,570 BD Units of FEMSA and 809,707 Series L Shares of Coca-Cola FEMSA, each representing 0.07 % and 0.04% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

Insurance Policies

We maintain life insurance policies for all of our employees. These policies mitigate the risk of having to pay benefits in the event of an industrial accident, natural or accidental death within or outside working hours and total and permanent disability. We maintain a directors’ and officers’ insurance policy covering all directors and certain key executive officers for liabilities incurred in their capacities as directors and officers.

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 30, 2018, 6,922,159,485 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 16, 2018 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva María Garza Lagüera Gonda	2,769,980	0.03%	5,470,960	0.13%	5,470,960	0.13%
Mariana Garza Lagüera Gonda	2,875,895	0.03%	5,751,790	0.13%	5,751,790	0.13%
Bárbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Alberto Bailleres González	9,610,577	0.10%	11,934,874	0.28%	11,934,874	0.28%
Alfonso Garza Garza	899,725	0.01%	1,751,050	0.04%	1,751,050	0.04%
Juan Carlos Garza Garza	18,200	0.0%	—	0.0%	—	0.0%
Max Michel González	5,675	0.0%	11,350	0.0%	11,350	0.0%
Francisco José Calderón Rojas and José Fernando Calderón Rojas(1)	8,317,629	0.09%	16,558,258	0.38%	16,558,258	0.38%
Juan Guichard Michel	9,117,131	0.10%	402	0.0%	402	0.0%

(1)	Shares beneficially owned through various family-controlled entities.

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

Under our bylaws, directors serve one-year terms, although they continue in office even after the term for which they were appointed ends for up to 30 calendar days, as set forth in article 24 of Mexican Securities Law. None of our directors or senior managers of our subsidiaries has service contracts providing for benefits upon termination of employment, other than post-retirement medical services plans and post-retirement pension plans for our senior managers on the same basis as our other employees.

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with these committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 16, 2018:

•

Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (3) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: José Manuel Canal Hernando (chairman), Alfonso González Migoya, Francisco Zambrano Rodríguez, Ernesto Cruz Velázquez de León, and Víctor Alberto Tiburcio Celorio (financial expert). Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable U.S. Securities Laws and applicable NYSE listing standards. The secretary (non-member) of the Audit Committee is José González Ornelas, FEMSA’s Vice President of Administration and Corporate Control.

•

Strategy and Finance Committee. The Strategy and Finance Committee’s responsibilities include (1) evaluating the investment and financing policies of our company; (2) evaluating the risk factors to which the company is exposed, as well as evaluating its management policies; (3) making recommendations on our dividend policy; (4) strategic analysis and assessment of our business units and strategic alternatives for their growth and (5) making recommendations to our board of directors on annual operation plans and strategic projects for our business units. The current Strategy and Finance Committee members are: Ricardo Guajardo Touché (chairman), Federico Reyes García, Robert E. Denham, Francisco Javier Fernández Carbajal, Enrique F. Senior Hernández, José Antonio Fernández Carbajal, Ricardo Saldívar Escajadillo and Javier Gerardo Astaburuaga Sanjines. The secretary (non-member) of the Strategy and Finance Committee is Martín Felipe Arias Yaniz.

•

Corporate Practices Committee. The Corporate Practices Committee is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related-party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Securities Law, the chairman of the Corporate Practices Committee is elected by the shareholders at the AGM. The chairman of the Corporate Practices Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices Committee are: Ricardo Saldívar Escajadillo (chairman), Robert E. Denham, Moisés Naim and Ricardo Guajardo Touché. Each member of the Corporate Practices Committee is an independent director. The secretary (non-member) of the Corporate Practices Committee is Raymundo Yutani Vela.

Employees

As of December 31, 2017, our headcount by geographic region was as follows: 210,071 in Mexico, 6,924 in Central America, 12,559 in Colombia, 5,519 in Venezuela, 27,205 in Brazil, 2,728 in Argentina, 1,413 in the United States, 21 in Ecuador, 25 in Peru, 11,996 in Chile and 16,566 in Philippines. We include in the headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2017, 2016 and 2015:

Headcount for the Year Ended December 31,

	2017			2016			2015
	Non- Union	Union	Total	Non- Union	Union	Total	Non- Union	Union	Total
Sub-holding company:
Coca-Cola FEMSA(1)	45,111	56,575	101,686	34,010	51,135	85,145	33,857	49,855	83,712
FEMSA Comercio
Retail Division(1)(2)	70,462	63,709	134,171	69,698	55,468	125,166	72,453	41,251	113,704
Fuel Division(1)	798	5,041	5,839	737	4,622	5,359	625	3,926	4,551
Health Division(1)	3,211	18,282	21,493	3,464	17,782	21,246	4,619	15,425	20,044
Other(1)	13,459	18,379	31,838	11,790	17,438	29,228	11,070	13,077	24,147

Total	133,041	161,986	295,097	119,699	146,445	266,144	122,624	123,534	246,158

(1)	Includes employees of third-party distributors, whom we do not consider to be our employees, amounting to 15,917, 8,745 and 9,859 in 2017, 2016 and 2015.
(2)	Includes non-management store employees, whom we do not consider to be our employees, amounting to 57,321, 58,116 and 55,464 in 2017, 2016 and 2015.

As of December 31, 2017, our subsidiaries had entered 724 collective bargaining or similar agreements with personnel employed at our operations. Each of the labor unions in Mexico is associated with one of eight different national Mexican labor organizations. In general, we have a good relationship with the labor unions throughout our operations, but we also operate in complex labor environments, such as Venezuela and Argentina. The agreements applicable to our Mexican operations generally have an indefinite term and provide for an annual salary review and for review of other terms and conditions, such as fringe benefits, every two years.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements between

Sub-holding Companies and Unions

As of December 31, 2017

	2017
Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	298	164
FEMSA Comercio(1)	178	13
Others	248	102

Total	724	279

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to the company as of March 16, 2018. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 16, 2018

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Capital Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,159,485	74.86%					38.69%
William H. Gates III(5)	278,873,490	3.02%	557,746,980	12.9%	557,746,980	12.9%	7.79%
Standard Life Aberdeen PLC(6)	155,993,662	1.69%	295,432,720	6.83%	295,432,720	6.83%	4.17%

(1)	As of March 16, 2018, there were 2,161,177,770 Series B Shares outstanding.
(2)	As of March 16, 2018, there were 4,322,355,540 Series D-B Shares outstanding.
(3)	As of March 16, 2018, there were 4,322,355,540 Series D-L Shares outstanding.
(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by the estate of Max Michel Suberville), J.P. Morgan Trust Company (New Zealand) Limited as Trustee under a trust controlled by Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Garza Lagüera Gonda, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Mariana Garza Lagüera Gonda, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eva Maria Garza Lagüera Gonda, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Eva Gonda Rivera, Inversiones Bursátiles Industriales, S.A. de C.V. (controlled by the Garza Lagüera family), Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia Maria Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Villarreal, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alberto Bailleres González, Maria Teresa Gual de Bailleres, Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), Magdalena Michel de David, the estate of Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David), BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard), Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
(5)	Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power.
(6)	As reported on Schedule 13G filed on February 6, 2018 by Standard Life Aberdeen PLC.

As of March 31, 2018, there were 39 holders of record of ADSs in the United States, which represented approximately 48.76% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

Related-Party Transactions

Voting Trust

The trust participants, who are our major shareholders, agreed on May 6, 1998 to deposit a majority of their shares, which we refer to as the trust assets, of FEMSA into the voting trust, and later entered into an amended agreement on August 8, 2005, following the substitution by Banco Invex, S.A. as trustee to the voting trust, which agreement was subsequently renewed on March 15, 2013. The primary purpose of the voting trust is to permit the trust assets to be voted as a block, in accordance with the instructions of the technical committee of the voting trust. The trust participants are separated into seven trust groups, and the technical committee comprises one representative appointed by each trust group. The number of B Units corresponding with each trust group (the proportional share of the shares deposited in the trust of such group) determines the number of votes that each trust representative has on the technical committee. Most matters are decided by a simple majority of the trust assets.

The trust participants agreed to certain transfer restrictions with respect to the trust assets. The trust is irrevocable, for a term that will conclude on January 17, 2020 (subject to additional five-year renewal terms), during which time trust assets may be transferred by trust participants to spouses and immediate family members and, subject to certain conditions, to companies that are 100% owned by trust participants, which we refer to as the permitted transferees, provided in all cases that the transferee agrees to be bound by the terms of the voting trust. In the event that a trust participant wishes to sell part of its trust assets to someone other than a permitted transferee, the other trust participants have a right of first refusal to purchase the trust assets that the trust participant wishes to sell. If none of the trust participants elects to acquire the trust assets from the selling trust participant, the technical committee will have a right to nominate (subject to the approval of technical committee members representing 75% of the trust assets, excluding trust assets that are the subject of the sale) a purchaser for such trust assets. In the event that none of the trust participants or a nominated purchaser elects to acquire trust assets, the selling trust participant will have the right to sell the trust assets to a third-party on the same terms and conditions that were offered to the trust participants. Acquirors of trust assets will only be permitted to become parties to the voting trust upon the affirmative vote by the technical committee of at least 75% of the trust shares, which must include trust shares represented by at least three trust group representatives. In the event that a trust participant holding a majority of the trust assets elects to sell its trust assets, the other trust participants have “tag along” rights that will enable them to sell their trust assets to the acquiror of the selling trust participant’s trust assets.

Because of their ownership of a majority of the Series B Shares, the trust participants may be deemed to control our company. Other than as a result of their ownership of the Series B Shares, the trust participants do not have any voting rights that are different from those of other shareholders.

Interest of Management in Certain Transactions

The following is a summary of: (i) the main transactions we have entered into with entities for which members of our board of directors or management serve as a member of the board of directors or management, (ii) the main transactions our subsidiaries have entered into with entities for which members of their board of directors or management serve as members of the board of directors or management, and (iii) the main transactions our subsidiaries have entered into with related entities. Each of these transactions was entered into in the ordinary course of business, and we believe each is on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties. Under our bylaws, transactions entered with related parties not in the ordinary course of business are subject to the approval of our board of directors, subject to the prior opinion of the corporate practices committee.

José Antonio Fernández Carbajal, our Executive Chairman of the Board, serves as a member of the Heineken Holding Board and the Heineken Supervisory Board. Javier Astaburuaga Sanjines, our Vice President of Corporate Development, also serves on the Heineken Supervisory Board. We made purchases of beer and raw materials in the ordinary course of business from the Heineken Group in the amount of Ps. 24,942 million in 2017, Ps. 16,436 million in 2016 and Ps. 14,467 million in 2015. We also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 3,570 million in 2017, Ps. 3,153 in 2016 and Ps. 3,396 million in 2015. As of the end of December 31, 2017, 2016 and 2015, our net balance due to Heineken amounted to Ps. 1,730, Ps. 1,836 and Ps. 849 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of Grupo Financiero BBVA Bancomer, a financial services holding company of which Alberto Bailleres González, Ricardo Guajardo Touché, Carlos Salazar Lomelín and Arturo Fernández Pérez who are also directors or alternate directors of FEMSA or Coca-Cola FEMSA, are directors, and for which José Manuel Canal Hernando, also a director of FEMSA and Coca-Cola FEMSA, serves as Statutory Auditor. We made interest expense payments and fees paid to Grupo Financiero BBVA Bancomer in respect of these transactions of Ps. 40 million, Ps. 26 million and Ps. 68 million as of December 31, 2017, 2016 and 2015, respectively. The total amount due to Grupo Financiero BBVA Bancomer as of the end of December 31, 2017, 2016 and 2015 was Ps. 352 million, Ps. 395 million and Ps. 292 million, respectively, and we also had a receivable balance with Grupo Financiero BBVA Bancomer of Ps. 1,496 million, Ps. 2,535 million and Ps. 2,683 million, respectively, as of December 31, 2017, 2016 and 2015.

Until 2015, we maintained an insurance policy covering utility cars issued by GNP, an insurance company of which Alberto Bailleres González, director of FEMSA, Maximino Michel González, director of FEMSA and alternate director of Coca-Cola FEMSA, Arturo Fernández Pérez, alternate director of FEMSA, Víctor Alberto Tiburcio Celorio, alternate director of FEMSA and Coca-Cola FEMSA and Alejandro Bailleres Gual, alternate director of Coca-Cola FEMSA, are directors. The aggregate amount of premiums paid under the policy was Ps. 32 million, Ps. 63 million and Ps. 58 million in 2017, 2016 and 2015, respectively.

We, along with certain of our subsidiaries, spent Ps. 107 million, Ps. 193 million and Ps. 175 million in the ordinary course of business in 2017, 2016 and 2015, respectively, in publicity and advertisement purchased from Televisa, a media corporation in which our directors José Antonio Fernández Carbajal, Alberto Bailleres González and Alfonso de Angoitia Noriega, our alternate director and director of Coca-Cola FEMSA, Enrique F. Senior Hernández and alternate director of Coca-Cola FEMSA, Herbert A. Allen III, serve as directors.

FEMSA Comercio, in its ordinary course of business, purchased Ps. 4,802 million, Ps. 4,184 million and Ps. 3,740 million in 2017, 2016 and 2015, respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, Arturo Fernández Pérez, one of FEMSA’s alternate directors, Daniel Servitje Montull, one of Coca-Cola FEMSA’s directors, and Jaime A. El Koury, one of Coca-Cola FEMSA’s alternate directors, are directors. FEMSA Comercio also purchased Ps. 1,290 million, Ps. 871 million and 947 million in 2017, 2016 and 2015, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Ricardo Guajardo Touché, Alfonso Garza Garza, Alfonso González Migoya, Ricardo Saldívar Escajadillo and Armando Garza Sada, who are directors or alternate directors of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of ITESM, also, Carlos Aldrete Ancira, Secretary of the Board of Directors of FEMSA and Coca-Cola FEMSA, is alternate secretary of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2017, 2016 and 2015 donations to ITESM amounted to Ps. 108 million, Ps. 1 million and Ps. 42 million, respectively.

José Antonio Fernández Carbajal, Carlos Salazar Lomelín, Alfonso Garza Garza, Federico Reyes Garcia, Javier Astaburuaga Sanjines, Miguel Eduardo Padilla Silva, Genaro Borrego Estrada, José González Ornelas, John Anthony Santa Maria Otazua, Charles H. McTier, Carlos Aldrete Ancira and Daniel Alberto Rodríguez Cofré, who are directors, alternate directors or senior officers of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2017, 2016 and 2015, donations to Fundación FEMSA, A.C. amounted to Ps. 23 million, Ps. 62 million and Ps. 30 million, respectively.

Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with The Coca-Cola Company and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from The Coca-Cola Company. Total expenses charged to Coca-Cola FEMSA by The Coca-Cola Company for concentrates were approximately Ps. 33,898 million, Ps. 38,146 million and Ps. 27,330 million in 2017, 2016 and 2015, respectively. Coca-Cola FEMSA and The Coca-Cola Company pay and reimburse each other for marketing expenditures. The Coca-Cola Company also contributes to Coca-Cola FEMSA’s coolers, bottles and case investment program. Coca-Cola FEMSA received contributions to its marketing expenses of Ps. 4,023 million, Ps. 4,518 million and Ps. 3,749 million in 2017, 2016 and 2015, respectively.

In December 2007 and May 2008, Coca-Cola FEMSA sold most of its proprietary brands to The Coca-Cola Company. The proprietary brands are licensed back to Coca-Cola FEMSA by The Coca-Cola Company pursuant to its bottler agreements.

In Argentina, Coca-Cola FEMSA purchases plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of The Coca-Cola Company with operations in Argentina, Chile, Brazil and Paraguay in which The Coca-Cola Company has a substantial interest.

In November 2007, Coca-Cola FEMSA acquired together with The Coca-Cola Company 100.0% of the shares of capital stock of Jugos del Valle. Jugos del Valle sells fruit juice-based beverages and fruit derivatives. The business of Jugos del Valle in the United States was acquired and sold by The Coca-Cola Company. In 2008, Coca-Cola FEMSA, The Coca-Cola Company and all Mexican and Brazilian Coca-Cola bottlers entered into a joint business for the Mexican and Brazilian operations, respectively, of Jugos del Valle. As of April 13, 2018, Coca-Cola FEMSA held an interest of 26.3% in the Mexican joint business. The aggregate amount of these purchases was Ps. 2,604 million, Ps. 2,428 million and Ps. 2,135 million in 2017, 2016 and 2015, respectively, which principally related to certain juice-based beverages that are part of our product portfolio.

In August 2010, Coca-Cola FEMSA acquired from The Coca-Cola Company, along with other Brazilian Coca-Cola bottlers, Leão Alimentos, manufacturer and distributor of the Matte Leão tea brand. In January 2013, our Brazilian joint business of Jugos del Valle merged with Leão Alimentos. As of April 13, 2018, Coca-Cola FEMSA held a 24.4% indirect interest in the Matte Leão business in Brazil. Coca-Cola FEMSA purchases products from Leão Alimentos. The aggregate amount of these purchases was Ps. 4,010 million, Ps. 3,448 million and Ps. 3,359 million in 2017, 2016 and 2015, respectively, which principally related to certain juice-based beverages and tea that are part of our product portfolio.

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

In March 2011, Coca-Cola FEMSA acquired, together with The Coca-Cola Company, through Compañía Panameña de Bebidas, S.A.P.I. de C.V., Estrella Azul, a Panamanian conglomerate that participates in the dairy and juice-based beverage categories in Panama. Coca-Cola FEMSA continues to develop this business with The Coca-Cola Company.

In August 2012, Coca-Cola FEMSA acquired, through Jugos del Valle, an indirect minority participation in Santa Clara, a producer of milk and dairy products in Mexico. As of April 13, 2018, Coca-Cola FEMSA owned an indirect participation of 26.3% in Santa Clara.

In January 2013, as part of Coca-Cola FEMSA’s efforts to expand its geographic reach, Coca-Cola FEMSA acquired a 51.0% non-controlling majority stake in KOF Philippines from The Coca-Cola Company. Coca-Cola FEMSA has an option to acquire the remaining 49.0% stake in KOF Philippines at any time through January 2020. Coca-Cola FEMSA also has a put option to sell its ownership in KOF Philippines to The Coca-Cola Company during the period from January 2018 through January 2019. Since January 25, 2017, Coca-Cola FEMSA controls KOF Philippines as all decisions relating to the day-to-day operation and management of KOF Philippines’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. The Coca-Cola Company has the right to appoint (and may remove) KOF Philippines’s chief financial officer. Coca-Cola FEMSA has the right to appoint (and may remove) the chief executive officer and all other officers of KOF Philippines.

In August 2016, Coca-Cola FEMSA acquired through Leão Alimentos an indirect participation in Laticínios Verde Campo Ltda., a producer of milk and dairy products in Brazil.

In March 2017, Coca-Cola FEMSA acquired, through its Mexican, Brazilian, Argentine, and Colombian subsidiaries and also through its interest in Jugos del Valle in Mexico, a participation in the AdeS soy-based beverage businesses. As a result of this acquisition, Coca-Cola FEMSA has exclusive distribution rights of AdeS soy-based beverages in Coca-Cola FEMSA’s territories in these countries.

ITEM 8.	FINANCIAL INFORMATION

Cons olidated Financial Statements

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

Coca-Cola FEMSA

Mexico

Antitrust Matters. During 2000, the COFECE, motivated by complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of The Coca-Cola Company Export Corporation and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of Coca-Cola FEMSA’s Mexican subsidiaries, including those acquired through its merger with Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, were involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against three of Coca-Cola FEMSA’s nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps. 10.5 million imposed by COFECE on each of the three subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealings. On August 7, 2012, a Federal Court dismissed and denied an appeal that Coca-Cola FEMSA filed on behalf of one of its subsidiaries after the merger with Grupo Fomento Queretano, which had received an adverse judgment. Coca-Cola FEMSA filed a motion for reconsideration on September 12, 2012, which was resolved on March 22, 2013 confirming the Ps. 10.5 million fine imposed by the COFECE. With respect to the complaints against the remaining six subsidiaries, a favorable resolution was issued in the Mexican Federal Courts and, consequently, the COFECE withdrew the fines and ruled in favor of six of our subsidiaries on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.

In addition, among the companies involved in the 2000 complaint filed by PepsiCo and other bottlers in Mexico, were some of Coca-Cola FEMSA’s less significant subsidiaries acquired with the Grupo Yoli merger. On June 30, 2005, the COFECE imposed a fine on one of our subsidiaries for approximately Ps. 10.5 million. A motion for reconsideration on this matter was filed on September 21, 2005, which was resolved by the COFECE confirming the original resolution on December 1, 2005. A constitutional challenge (amparo) was filed against said resolution and a Federal Court issued a favorable resolution in our benefit. Both the COFECE and PepsiCo filed appeals against said resolution and a Circuit Court in Acapulco, Guerrero resolved to request the COFECE to issue a new resolution regarding the Ps. 10.5 million fine. COFECE then fined our subsidiary again, for the same amount. A new amparo claim was filed against said resolution. On May 17, 2012, such new amparo claim was resolved, again in favor of one of Coca-Cola FEMSA’s subsidiaries, requesting the COFECE to recalculate the amount of the fine. The COFECE maintained the amount of the fine in a new resolution which Coca-Cola FEMSA challenged through a new amparo claim filed on July 31, 2013 before a District Judge in Acapulco, Guerrero and is still awaiting final resolution.

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

Brazil

In July 2017, Heineken Brazil issued a notice of termination with respect to the agreement under which Coca-Cola FEMSA distributes and sells Heineken beer products in Coca-Cola FEMSA’s Brazilian territories. Because the agreement is scheduled to expire in 2022, this dispute was submitted to an arbitration proceeding. Coca-Cola FEMSA continues to operate and Heineken Brazil continues to be obligated to perform under this agreement while the proceedings are ongoing. An unfavorable outcome in this proceeding would result in the termination of the agreement, causing a significant impact on Coca-Cola FEMSA’s operations in Brazil.

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

The following table sets forth information regarding our capital stock as of March 16, 2018:

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

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 30, 2018, approximately 48.76% of BD Units traded in the form of ADSs.

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

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores, or “CNBV”. Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval Institución para el Depósito de Valores S.A. de C.V., which we refer to as “Indeval”, a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Price History

The following tables set forth, for the periods indicated, the reported high, low and closing sale prices and the average daily trading volumes for the B Units and BD Units on the Mexican Stock Exchange and the reported high, low and closing sale prices and the average daily trading volumes for the ADSs on the NYSE.

	B Units(1)
	Nominal pesos				Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	Close US$(4)
2013	126.00	99.00	106.00	8.09	47,136
2014	125.00	103.00	122.50	8.31	2,007
2015	154.00	121.00	145.80	8.48	3,599
2016
First Quarter	150.00	139.50	147.00	8.54	3,020
Second Quarter	152.00	147.00	147.00	7.95	511
Third Quarter	150.00	141.00	147.00	7.60	1,654
Fourth Quarter	155.00	147.00	149.95	7.27	447
2017
First Quarter	145.45	135.31	142.50	7.57	1,026
Second Quarter	146.78	140.00	144.40	7.99	363
Third Quarter	158.00	147.99	149.49	8.24	976
Fourth Quarter	154.50	140.00	152.00	7.74	1,811
October	150.25	147.27	147.27	7.70	323
November	145.00	140.00	145.00	7.78	188
December	154.50	149.00	152.00	7.74	5,204
2018
January	157.00	150.00	156.90	8.43	602
February	156.90	156.90	156.90	8.33	8
March	148.00	148.00	148.00	8.15	2,070
First Quarter	157.00	148.00	148.00	8.15	558

(1)	The prices and average daily trading volume for the B Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.
(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the B Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	BD Units(1)
	Nominal pesos				Average Daily Trading Volume (Units)
	High(2)	Low(2)	Close(3)	Close US$(4)
2013	151.72	117.05	126.40	9.65	2,997,406
2014	134.71	109.62	130.88	8.87	2,626,599
2015	168.78	149.68	161.63	9.40	2,242,941
2016
First Quarter	176.27	152.61	166.80	9.69	3,160,365
Second Quarter	175.27	158.54	169.18	9.15	2,616,829
Third Quarter	182.26	165.55	178.75	9.24	2,740,262
Fourth Quarter	183.34	154.07	157.67	7.65	3,287,989
2017
First Quarter	173.99	156.86	166.04	8.82	2,595,949
Second Quarter	178.76	168.17	178.76	9.89	2,424,333
Third Quarter	181.96	171.81	174.04	9.59	2,312,483
Fourth Quarter	184.95	164.65	184.95	9.42	2,792,286
October	178.29	167.37	167.37	8.75	2,324,325
November	169.76	164.65	168.26	9.03	2,757,404
December	184.95	172.37	184.95	9.42	3,370,853
2018
January	187.66	179.66	181.52	9.75	2,416,019
February	182.76	167.75	174.52	9.26	2,690,574
March	175.92	162.77	165.82	9.13	3,176,656
First Quarter	187.66	162.77	165.82	9.13	2,743,830

(1)	The prices and average daily trading volume for the BD Units were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.
(4)	Represents the translation from Mexican pesos to U.S. dollars of the closing price of the BD Units on the last day of the periods presented based on the noon buying rate for the purchase of U.S. dollars, as reported by the U.S. Federal Reserve Board using the period-end exchange rate.

	ADSs(1)
	U.S. dollars			Average Daily Trading Volume (ADSs)
	High(2)	Low(2)	Close(3)
2013	124.96	88.66	97.87	604,552
2014	100.26	81.94	88.03	417,239
2015	101.96	88.43	92.35	377,262
2016
First Quarter	96.60	85.25	96.31	481,591
Second Quarter	97.38	87.28	92.49	467,101
Third Quarter	100.51	85.88	92.04	609,880
Fourth Quarter	98.65	75.49	76.21	673,218
2017
First Quarter	91.51	74.19	88.52	483,825
Second Quarter	98.34	87.74	98.34	344,733
Third Quarter	103.31	95.53	95.53	299,831
Fourth Quarter	96.96	85.78	93.90	556,549
October	96.60	87.75	87.75	623,443
November	91.31	85.78	89.97	616,230
December	96.52	90.48	93.90	590,249
2018
January	100.00	93.42	97.54	417,640
February	98.76	90.04	92.30	604,803
March	94.27	87.63	91.43	401,373
First Quarter	100.00	87.63	91.43	470,336

(1)	Each ADS comprises 10 BD Units. Prices and average daily trading volume were taken from Bloomberg and reflect our 3:1 stock split, which was effective May 25, 2007.
(2)	High and low closing prices for the periods presented.
(3)	Closing price on the last day of the periods presented.

ITEM 10.	ADDITIONAL INFORMATION

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

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 and 228 BIS of the Mexican General Corporations Law, Articles 53 and 108(ii) of the Mexican Securities Law and in our bylaws. These matters include: amendments to our bylaws, liquidation, dissolution, merger, spin-off and transformation from one form of corporate organization to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require a general shareholders’ extraordinary meeting to consider the cancellation of the registration of shares with the Mexican Registry of Securities, or “RNV’ or with other foreign stock exchanges on which our shares may be listed, the amortization of distributable earnings into capital stock, and an increase in our capital stock in terms of the Mexican Securities Law. General meetings called to consider all other matters, including increases or decreases affecting the variable portion of our capital stock, are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year. Holders of BD Units or B Units are entitled to attend all shareholders meetings of the Series B Shares and Series D Shares and to vote on matters that are subject to the vote of holders of the underlying shares.

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

Shareholders meetings may be called by the board of directors, the audit committee or the corporate practices committee and, under certain circumstances, a Mexican court. Additionally, holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in the electronic system of the Secretaría de Economía (Secretary of Economy) and in the Periódico Oficial del Estado de Nuevo León (Official State Gazette of Nuevo León, or “the Official State Gazette”) or a newspaper of general distribution in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whoever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication only to the extent that all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice involving such shareholders meeting. To attend a meeting, shareholders must deposit their shares with the company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

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

Meetings of the board of directors are validly convened and held if a majority of the members are present. Resolutions passed at these meetings will be valid if approved by a majority of members of the board of directors present at the meeting. If required, the chairman of the board of directors may cast a tie-breaking vote.

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

Notwithstanding, the Mexican Securities Law provides that the members of the board of directors will not incur, individually or jointly, liability for damages and losses caused to the company, when their acts were made in good faith, in any of the following events: (1) the directors complied with the requirements of the Mexican Securities Law and with the company’s bylaws; (2) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt; (3) the negative economic effects could not have been foreseen, based on the information available; and (4) they comply with the resolutions of the shareholders’ meeting when such resolutions comply with applicable law.

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

Our directors may be liable for damages for failing to comply their duty of care if such failure causes economic damage to us or our subsidiaries and the director (1) failed to attend board of directors’ or committee meetings and as a result of such failure, the board of directors was unable to take action, unless such absence is approved by the shareholders meeting, (2) failed to disclose to the board of directors or the committees material information necessary for the board of directors to reach a decision, unless legally or contractually prohibited from doing so in order to maintain confidentiality and (3) failed to comply with the duties imposed by the Mexican Securities Law or our bylaws.

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

Taxation

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our ADSs, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs. For purposes of this summary, the term “U.S. holder” means a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships that hold ADSs, or partners therein, nonresident aliens present in the United States for more than 182 days in a taxable year, or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that will hold our ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the shares by vote or value (including ADSs) of the company.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs generally is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company. The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2017 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2018 taxable year.

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

United States Backup Withholding and Information Reporting. A U.S. holder of ADSs may, under certain circumstances, be subject to “information reporting” and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, interest or the proceeds of a sale or disposition of ADSs, unless such holder (1) comes within certain exempt categories, and demonstrates this fact when so required, or (2) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability.

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

In February 2010, Coca-Cola FEMSA’s main shareholders, FEMSA and The Coca-Cola Company, amended the shareholders agreement, and Coca-Cola FEMSA’s bylaws were amended accordingly. The amendment mainly related to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which now may be taken by the board of directors by simple majority voting. Also, the amendment provided that payment of dividends, up to an amount equivalent to 20% of the preceding years’ retained earnings, may be approved by a simple majority of the shareholders. Any decision on extraordinary matters, as they are defined in Coca-Cola FEMSA’s bylaws and which include, among other things, any new business acquisition, business combinations or any change in the existing line of business shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by The Coca-Cola Company. Also, any decision related to such extraordinary matters or any payment of dividends above 20% of the preceding years’ retained earnings shall require the approval of a majority of the shareholders of Coca-Cola FEMSA’s Series A and Series D Shares voting together as a single class.

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

•

We, The Coca-Cola Company and Coca-Cola FEMSA, will meet to discuss the optimal Latin American territorial configuration for the Coca-Cola bottler system. During these meetings, Coca-Cola FEMSA will consider all possible combinations and any asset swap transactions that may arise from these discussions. In addition, Coca-Cola FEMSA will entertain any potential combination as long as it is strategically sound and done at fair market value.

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

Cooperation Framework with The Coca-Cola Company

In July 2016, Coca-Cola FEMSA announced a new, comprehensive framework with The Coca-Cola Company. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long-term, which will allow both companies to focus on continuing to drive the business forward and generating profitable growth. The cooperation framework contemplates the following main objectives:

•

Long term guidelines to the relationship economics. Concentrate prices for sparkling beverages in Mexico have been gradually increasing since July 2017. Based on our internal estimates for revenues and sales volume mix, we currently expect the incremental cost in Mexico to be the Mexican peso equivalent of approximately US$ 35 million per year for each year during such period.

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

The Coca-Cola Company also recognized our strong operating model and execution capabilities. With respect to territories of The Coca-Cola Company’s Bottling Investments Group that it may divest in the future, we have reached an understanding with The Coca-Cola Company to assess, on a preferred basis, the acquisition of available territories.

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

The Coca-Cola Company has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. The Coca-Cola Company may also introduce new beverages in Coca-Cola FEMSA’s territories in which case Coca-Cola FEMSA has a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit Coca-Cola FEMSA from producing, bottling or handling beverages other than Coca-Cola trademark beverages, or other products or packages that would imitate, infringe upon or cause confusion with the products, trade dress, containers or trademarks of The Coca-Cola Company, except under the authority of, or with the consent of, The Coca-Cola Company. The bottler agreements also prohibit Coca-Cola FEMSA from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of The Coca-Cola Company so as to conform to policies approved by The Coca-Cola Company. In particular, Coca-Cola FEMSA is obligated to:

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

As of December 31, 2017, Coca-Cola FEMSA had:

•

nine bottler agreements in Mexico: (i) two agreements for the Valley of Mexico territory, which are up for renewal in August 2017 and June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) three agreements for the central territory, which are up for renewal in August 2017 (two agreements) and May 2025, (iv) the agreement for the northeast territory, which is up for renewal in August 2017 and (v) two agreements for the Bajio territory, which are up for renewal in August 2017 and May 2025;

•	nine bottler agreements in Brazil, which are up for renewal in May 2018 (seven agreements) and April 2024 (two agreements); and

•

one bottler agreement in each of Argentina, which is up for renewal in September 2024; Colombia, which is up for renewal in June 2024; Guatemala, which is up for renewal in March 2025; Costa Rica, which is up for renewal in September 2027; Nicaragua, which is up for renewal in May 2026; Panama, which is up for renewal in November 2024; and the Philippines, which is up for renewal in December 2022.

As of December 31, 2017, KOF Venezuela had one bottler agreement in Venezuela, which is up for renewal in August 2026.

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

Material Contracts Relating to our Heineken Investment

Share Exchange Agreement

On January 11, 2010, FEMSA and certain of our subsidiaries entered into a share exchange agreement, which we refer to as the Share Exchange Agreement, with Heineken Holding N.V. and Heineken N.V. The Share Exchange Agreement required Heineken N.V., in consideration for 100% of the shares of EMPREX Cerveza, S.A. de C.V. (now Heineken Mexico Holding, S.A. de C.V.), which we refer to as “EMPREX Cerveza”, to deliver at the closing of the Heineken transaction 86,028,019 newly-issued Heineken N.V. shares to FEMSA with a commitment to deliver, pursuant to the ASDI, 29,172,504 Allotted Shares over a period of not more than five years from the date of the closing of the Heineken transaction. As of October 5, 2011, we had received the totality of the Allotted Shares.

The Share Exchange Agreement provided that, simultaneously with the closing of the transaction, Heineken Holding N.V. would swap 43,018,320 Heineken N.V. shares with FEMSA for an equal number of newly issued Heineken Holding N.V. shares. After the closing of the Heineken transaction, we owned 7.5% of Heineken N.V.’s shares. This percentage increased to 12.53% upon full delivery of the Allotted Shares and, together with our ownership of 14.94% of Heineken Holding N.V.’s shares, represented an aggregate 20% economic interest in the Heineken Group.

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

•	In September 2017, FEMSA sold 3.9% of its ownership in Heineken N.V. and 2.67% of its ownership in Heineken Holding N.V. This sale decreased FEMSA’s economic interest in Heineken from 20.0% to 14.76%.

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

Under the Corporate Governance Agreement, FEMSA is entitled to nominate two representatives to the Heineken Supervisory Board, one of whom will be appointed as its vice-chairman and will also serve as a representative of FEMSA on the Heineken Supervisory Board. José Antonio Fernández Carbajal, our Executive Chairman of the Board and Javier Astaburuaga Sanjines, our Vice President of Corporate Development were appointed to the Heineken Supervisory Board by Heineken N.V.’s general meeting of shareholders. Mr. Fernández Carbajal was also approved to the Heineken Holding Board by the general meeting of shareholders of Heineken Holding N.V.

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

Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at its public reference rooms in Washington, D.C., at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Filings we make electronically with the SEC are also available to the public over the Internet at the SEC’s website at www.sec.gov.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities require the holding or issuing of derivative financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2017, we had outstanding total debt of Ps. 131,348 million, of which 9.5% bore interest at variable interest rates and 90.5% bore interest at fixed interest rates. After giving effect to these contracts, as of December 31, 2017, 83.6% of our total debt was fixed rate and 16.4% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage includes the effect of cross-currency and interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate, or “LIBOR”, (a benchmark rate used for Eurodollar loans), the Tasa de Interés Interbancaria de Equilibrio (Equilibrium Interbank Interest Rate, or “TIIE”), and the Certificados de la Tesorería (Treasury Certificates, or “CETES”) rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2017, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2017 exchange rate of Ps. 19.7354 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2017 of:

•

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable and capital leases, based on quoted market prices; and

•	cross-currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2017.

As of December 31, 2017, the fair value represents an increase in total debt of Ps. 4,799 million more than book value.

Principal by Year of Maturity

(in millions of Mexican pesos)	At December 31,(1)										2023 and Thereafter		Carrying Value at December 31, 2017		Fair Value at December 31, 2017		Carrying Value at December 31, 2016(1)
	2018		2019		2020		2021		2022
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans		106		—		—		—		—		—		106		107		644
Interest rate		22.4%		—		—		—		—		—		22.4%		—		32.0%
Chilean pesos
Bank loans		770		—		—		—		—		—		770		770		338
Interest rate		3.1%		—		—		—		—		—		3.1%		—		4.3%
U.S. dollars
Bank loans		—		—		—		—		—		—		—		—		206
Interest rate		—		—		—		—		—		—		—		—		3.4%
Variable rate debt:
Colombian pesos
Bank loans		1,951		—		—		—		—		—		1,951		1,949		723
Interest rate		7.3%		—		—		—		—		—		7.3%		—		9.1%
Chilean pesos
Bank loans		3		—		—		—		—		—		3		3		1
Interest rate		6.1%		—		—		—		—		—		6.1%		—		10.0%

Total short-term debt	Ps.	2,830	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,830	Ps.	2,829	Ps.	1,912

Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	23,449	Ps.	23,449	Ps.	24,697	Ps.	21,627
Interest rate		—		—		—		—		—		1.8%		1.8%				1.8%
U.S. dollars
Yankee bond		8,774		—		9,844		—		—		29,425		48,043		51,938		61,703
Interest rate		2.4%		—		4.6%		—		—		4.4%		4.1%				3.8%
Bank of NY (FEMSA USD 2023)		—		—		—		—		—		5,852		5,852		5,870		6,117
Interest rate (1)		—		—		—		—		—		2.9%		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		13,510		13,510		14,539		14,128
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Finance leases		6		5		2		—		—		—		13		13		20
Interest rate (1)		4.0%		3.8%		3.5%		—		—		—		3.8%		—		3.9%
Mexican pesos
Units of investment (UDIs)		—		—		—		—		—		—		—		—		3,245
Interest rate		—		—		—		—		—		—		—		—		4.2%
Domestic senior notes		—		—		—		2,498		—		15,981		18,479		17,035		9,991
Interest rate		—		—		—		8.3%		—		6.7%		6.9%		—		6.2%
BBrazilian reais
Bank loans		391		247		152		92		78		73		1,033		1,055		742
Interest rate		5.7%		5.8%		5.8%		5.8%		5.8%		5.8%		5.7%		—		5.3%
Notes payable(2)		—		6,707		—		—		—		—		6,707		6,430		7,022
Interest rate		—		0.4%		—		—		—		—		0.4%		—		0.4%
Chilean pesos
Bank loans		40		—		—		—		—		—		40		40		164
Interest rate		7.9%		—		—		—		—		—		7.9%		—		7.0%
Finance leases		27		28		26		17		—		—		98		98		114
Interest rate		3.8%		3.7%		3.4%		3.2%		—		—		3.5%		—		3.4%
Colombian pesos
Bank loans		728		—		—		—		—		—		728		741		758
Interest rate		9.6%		—		—		—		—		—		9.6%		—		9.6%
Finance leases		6		6		5		—		—		—		17		17		—
Interest rate		4.0%		4.0%		4.0%		—		—		—		4.2%		—		—

Subtotal	Ps.	9,972	Ps.	6,993	Ps.	10,029	Ps.	2,607	Ps.	78	Ps.	88,290	Ps.	117,969	Ps.	122,473	Ps.	125,631

(1)	All interest rates shown in this table are weighted average contractual annual rates.

(in millions of Mexican pesos)	At December 31,(1)										2023 and Thereafter		Carrying Value at December 31, 2017		Fair Value at December 31, 2017		Carrying Value at December 31, 2016(1)
	2018		2019		2020		2021		2022
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	4,032	Ps.	—	Ps.	—	Ps.	4,032	Ps.	4,313	Ps.	4,218
Interest rate (1)		—		—		—		2.1%		—		—		2.1%		—		1.6%
Mexican pesos
Domestic senior notes		—		—		—		—		1,496		—		1,496		1,500		—
Interest rate (1)		—		—		—		—		7.7%		—		7.7%		—		—
Argentine pesos
Bank loans		—		—		—		—		—		—		—		—		40
Interest rate		—		—		—		—		—		—		—				27.8%
Brazilian reais
Bank loans		284		284		229		66		7		—		870		883		1,864
Interest rate		8.5%		8.5%		8.5%		8.5%		8.5%		—		8.5%		—		5.5%
Notes payable		10		5		—		—		—		—		15		14		26
Interest rate		0.4%		0.4%		—		—		—		—		0.4%		—		0.4%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		1,206
Interest rate		—		—		—		—		—		—		—		—		9.6%
Chilean pesos
Bank loans		494		664		1,110		732		751		385		4,136		4,135		4,351
Interest rate		4.3%		4.2%		4.1%		4.0%		4.1%		3.9%		4.1%		—		3.7%

Subtotal	Ps.	788	Ps.	953	Ps.	1,339	Ps.	4,830	Ps.	2,254	Ps.	385	Ps.	10,549	Ps.	10,845	Ps.	11,705

Total long-term debt	Ps.	10,760	Ps.	7,946	Ps.	11,368	Ps.	7,437	Ps.	2,332	Ps.	88,675	Ps.	128,518	Ps.	133,318	Ps.	137,336

Current portion of long term debt														(10,760)				(5,369)

													Ps.	117,758			Ps.	131,967

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar

Hedging Derivative Financial Instruments (1)	2018		2019		2020		2021		2022		2023 and Thereafter		Total 2017		Total 2016
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
Units of investments to Mexican pesos and variable rate:
Fixed to variable	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,500
Interest pay rate		—		—		—		—		—		—		—		5.9%
Interest receive rate		—		—		—		—		—		—		—		4.2%
U.S. dollars to Mexican pesos
Fixed to variable(2)		—		—		—		—		—		11,403		11,403		11,403
Interest pay rate		—		—		—		—		—		8.9%		8.9%		7.4%
Interest receive rate		—		—		—		—		—		4.0%		4.0%		4.0%
Fixed to fixed				—		9,868		—		—		9,951		19,818		19,451
Interest pay rate		—		—		9.0%		—		—		9.1%		9.1%		8.8%
Interest receive rate		—		—		3.9%		—		—		4.0%		3.9%		4.1%
U.S. dollars to Brazilian reais
Fixed to variable		8,782		6,263		4,571		—		—		—		19,617		21,210
Interest pay rate		6.3%		5.2%		6.6%		—		—		—		6.0%		11.9%
Interest receive rate		2.7%		0.4%		2.9%		—		—		—		2.0%		1.9%
Variable to variable		15,571		—		—		4,046		—		—		19,617		22,834
Interest pay rate		6.7%		—		—		6.1%		—		—		6.6		12.4%
Interest receive rate		2.6%		—		—		1.9%		—		—		2.5		2.0%
Chilean pesos
Variable to fixed		—		—		620		—		—		—		620		827
Interest pay rate		—		—		6.9%		—		—		—		6.9%		6.9%
Interest receive rate		—		—		3.9%		—		—		—		3.9%		6.2%

Interest rate swap:
Mexican pesos
Variable to fixed rate:		—		65		—		650		875		1,925		3,515		3,591
Interest pay rate		—		6.5%		—		7.6%		6.6%		5.8%		5.8%		6.4%
Interest receive rate		—		3.7%		—		3.8%		4.5%		4.5%		4.5%		5.1%
Variable to fixed rate:
Interest pay rate		—		—		—		—		—		—		—		5.9%
Interest receive rate		—		—		—		—		—		—		—		6.0%
Variable to fixed rate(2):
Interest pay rate		—		—		—		—		—		—		7.2%		7.2%
Interest receive rate		—		—		—		—		—		—		8.9%		7.4%

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 8.9% and pay a fixed rate of 7.2%; joined with a cross currency swap, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 8.9%.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2017 would increase our interest expense by approximately Ps. 251 million, or 2.3%, over the 12-month period of 2018, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we operate, relative to the U.S. dollar. In 2017, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency at December 31, 2017

Region	Currency	% of Consolidated Total Revenues
Mexico and Central America(1)	Mexican peso and others	66%
Venezuela(2)	Bolivar fuerte	1%
South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso	29%
Asia	Philippine peso	4%

(1)	Mexican peso, Quetzal, Balboa, Colon, Cordoba and U.S. dollar.
(2)	We translate the revenues for the entire year using an exchange rate of 22,793 bolivars per US$ 1.00 See “Item 3. Key Information”.

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. As of December 31, 2017, after giving effect to all cross-currency swaps and interest rate swaps, 38.3% of our long-term indebtedness was denominated in Mexican pesos, 2.5% was denominated in U.S. dollars, 17.6% was denominated in Euros, 38.4% was denominated in Brazilian reais and 3.2% was denominated in Chilean pesos. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Argentine pesos, Chilean pesos and U.S. dollars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar and Euro-denominated debt obligations as shown in the interest rate risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies. Also, we occasionally use non-derivative financial instruments to hedge our exposure to the Euro relative to the Mexican peso, regarding our net investment in Heineken.

As of December 31, 2017, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 7,739 million, for which we have recorded a fair value asset of Ps. 152 million. The maturity date of these forward agreements is in 2018. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2017, a gain of Ps. 40 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2016, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 8,265 million, for which we have recorded a fair value asset of Ps. 117 million. The maturity date of these forward agreements was in 2017. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2016, a loss of Ps. 160 million on expired forward agreements was recorded in our consolidated results.

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

As of December 31, 2017, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 266 million, for which we have recorded a net fair value asset of Ps. 12 million as part of cumulative other comprehensive income. The maturity date of these options was in 2018.

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

As of December 31, 2017, we have long-term debt in the amount of €1,000. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange loss, net of tax, of Ps. 1,259 million, which is as part of the exchange differences on translation of foreign operation within the cumulative other comprehensive income.

The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the Euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian reais and Colombian peso, would have on our equity and profit or loss:

Foreign Currency Risk	Change in Exchange Rate	Effect on Equity
2017
FEMSA (1)	+13% MXN/EUR	Ps. (141)
	+8% CLP/USD	2
	-13% MXN/EUR	141
	-8% CLP/USD	(2)
Coca-Cola FEMSA	+12% MXN/USD	626
	+9% COP/USD	73
	+14% BRL/USD	234
	+10% ARS/USD	29
	-12% MXN/USD	(625)
	-9% COP/USD	(73)
	-14% BRL/USD	(234)
	-10% ARS/USD	(29)
2016
FEMSA (1)	-17% MXN/EUR	Ps. 293
	+17% MXN/EUR	(293)
	+11% CLP/USD	12
	-11% CLP/USD	(12)
Coca-Cola FEMSA	-18% BRL/USD	(203)

	+18% BRL/USD		203
	-17% MXN/USD		(916)
	+17% MXN/USD		916
	-18% COP/USD		(255)
	+18% COP/USD		255
2015
FEMSA (1)	-14% MXN/EUR		319
	+14% MXN/EUR	Ps.	(319)
	+10% CLP/USD		9
	-10% CLP/USD		(9)
	-11% MXN/USD		197
Coca-Cola FEMSA	+11% MXN/USD		(197)
	+21% BRL/USD		(387)
	+17% COP/USD		(113)
	-36% ARS/USD		231
	+36% ARS/USD		(231)
	-21% BRL/USD		387
	-17% COP/USD		113
	+17% COP/USD		(113)

(1)	Does not include Coca-Cola FEMSA.

As of December 31, 2017, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 24,760 million that expire in 2018, for which we have recorded a net fair value liability of Ps. 3,878 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,263 million that expire in 2019, for which we have recorded a net fair value liability of Ps. 205 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 18,428 million that expire in 2020, for which we have recorded a net fair value liability of Ps. 360 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,853 million that expire in 2021, for which we have recorded a net fair value asset of Ps. 12 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 14,446 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 8,336 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 888 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 192 million; and (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,907 million that expire in 2027, for which we have recorded a net fair value asset of Ps. 51 million.

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

Certain cross-currency swap instruments did not meet the hedging criteria for accounting purposes. For the years ended December 31, 2017 and 2016, no changes in the estimated fair value were recorded in the income statement. Nonetheless, for the year ended December 31, 2015, consequently, change in the estimated fair value was recorded in the income statement. The change in fair value of these contracts represented a loss of Ps. 20 million in 2015.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2017 would result in a foreign exchange gain increasing our consolidated net income by approximately Ps. 5,995 million over the 12-month period of 2018, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and Euros.

As of April 20, 2018, the exchange rates relative to the U.S. dollar of all the countries where we operate, as well as their devaluation/revaluation effect compared to December 31, 2017, were as follows:

Country	Currency	Exchange Rate as of April 20, 2018	(Devaluation) / Revaluation
Mexico	Mexican peso	18.03	8.6
Brazil	Brazilian reais	3.41	(3.1)
Colombia	Colombian peso	2,724.47	8.7
Argentina	Argentine peso	20.19	(8.3)
Costa Rica	Colon	566.82	1.0
Guatemala	Quetzal	7.40	(0.8)
Nicaragua	Cordoba	31.25	(1.5)
Panama	U.S. dollar	1.00	—
Euro Zone	Euro	0.79	6.0
Peru	Nuevo sol	3.23	0.6
Chile	Chilean peso	594.42	3.4
Philippines	Philippine peso	52.07	(4.3)

(1)	Exchange rate of 22,793 bolivars per U.S. dollar. See “Item 3. Key Information”.

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we operate, relative to the U.S. dollar, occurring on December 31, 2017, would produce a reduction (or gain) in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	6,656
Brazil	Brazilian reais	3,366
Colombia	Colombian peso	1,236
Costa Rica	Colon	471
Argentina	Argentine peso	153
Guatemala	Quetzal	80
Nicaragua	Cordoba	108

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Panama	U.S. dollar	118
Peru	Nuevo sol	4
Chile	Chilean peso	909
Euro Zone	Euro	6,513
U.S.A	U.S. dollar	1,873

Equity Risk

As of December 31, 2017, 2016 and 2015, we did not have any equity derivative agreements, other than as described in Notes 2.3.2.2 and 20.7 of our audited consolidated financial statements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2017, we had various derivative instruments contracts with maturity dates through 2018, notional amounts of Ps. 1,142 million and a fair value liability of Ps. 4 million. The results of our commodity price contracts for the years ended December 31, 2017, 2016, and 2015, were a gain of Ps. 6 million, gain of Ps. 241 million and loss of Ps. 619 million, respectively, which were recorded in the results of each year.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A.	DEBT SECURITIES

Not applicable.

ITEM 12B.	WARRANTS AND RIGHTS

Not applicable.

ITEM 12C.	OTHER SECURITIES

Not applicable.

ITEM 12D.	AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, headquartered at 225 Liberty Street, New York, New York 10286, serves as the depositary for our ADSs. Holders of our ADSs, evidenced by ADRs, are required to pay various fees to the depositary, and the depositary may refuse to provide any service for which a fee is assessed until the applicable fee has been paid.

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

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2017, this amount was US$ 492,089.

ITEMS 13-14.	NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 framework in “Internal Controls—Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

Our management assessment and conclusion on the effectiveness of internal control over financial reporting as of December 31, 2017 excludes, in accordance with applicable guidance provided by the SEC, an assessment of the internal control over financial reporting of KOF Philippines consolidated since January 27, 2017. KOF Philippines represented 4.8% and 4.7% of our total and net assets, respectively, as of December 31, 2017, and 4.5% of our revenues, for the year ended December 31, 2017.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders and the Board of Directors of

Fomento Económico Mexicano, S.A.B. de C.V.

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the COSO criteria). In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Coca Cola FEMSA Philippines, Inc. and subsidiaries (collectively “CCFPI”, a Philippine subsidiary), consolidated since January 27, 2017, which is included in the 2017 consolidated financial statements of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries and constituted 4.8% and 4.7% of total and net assets, as of December 31, 2017 and 4.5% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company, also did not include an evaluation of the internal control over financial reporting of CCFPI.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes, and our report dated April 24, 2018, expressed an unqualified opinion thereon.

Basis for opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also includes performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards, as issued by the International Accounting Standard Board (IFRS). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited
/s/ MANCERA, S.C.

Monterrey, N.L., Mexico

April 24, 2018

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our shareholders and our board of directors have designated Víctor Alberto Tiburcio Celorio, an independent director under the Mexican Securities Law and applicable U.S. Securities Laws and NYSE listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F. Our code of ethics applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at http://ir.femsa.com/code_ethics.cfm. If we amend the provisions of our code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2017, 2016 and 2015, Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.

The following table summarizes the aggregate fees billed to us in 2017, 2016 and 2015 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
	2017	2016	2015
	(in millions of Mexican pesos)
Audit fees	Ps.129	Ps.111	Ps.101
Audit-related fees	18	15	2
Tax fees	13	14	7
Other fees	1	4	36
Total	Ps.161	Ps.144	Ps.146

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

Tax fees. Tax fees in the above table are fees billed for services based upon existing facts and prior transactions in order to document, compute and obtain government approval for amounts included in tax filings such as value-added tax return assistance and transfer pricing documentation.

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

We did not purchase any of our equity securities in 2017. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Period	Total Number of BD Units Purchased	Average Price Paid per BD Units	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2017	2,456,785	Ps. 165.82	—	—

ITEM 16F.	NOT APPLICABLE

ITEM 16G.	CORPORATE GOVERNANCE

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

NYSE Standards	Our Corporate Governance Practices

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

Compensation Committee: A compensation committee composed entirely independent directors is required.	Compensation Committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

Audit Committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit Committee: We have an Audit Committee of five members, as required by the Mexican Securities Law. Each member of the Audit Committee is an independent director, and its chairman is elected at the shareholders’ meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at http://ir.femsa.com/code_ethics.cfm. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16H.	NOT APPLICABLE

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-185, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof (incorporated by reference to Exhibit 1.1 of FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 333-08752)).

1.2	Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Emprex and FEMSA dated as of January 11, 2010 (incorporated by reference to Exhibit 1.2 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.3	First Amendment to Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Emprex and FEMSA dated as of April 26, 2010 (incorporated by reference to Exhibit 1.3 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.4	Corporate Governance Agreement, dated April 30, 2010, between Heineken Holding N.V., Heineken N.V., L’Arche Green N.V., FEMSA and CB Equity. (incorporated by reference to Exhibit 1.4 of FEMSA’s Annual Report on Form 20-F filed on April 27, 2012 (File No. 333-08752)).

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York Mellon (formerly The Bank of New York), and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333-142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 33-8618)).*

2.3	Indenture dated, as of February 5, 2010, among Coca-Cola FEMSA and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.4	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.5	Second Supplemental Indenture, dated as of April 1, 2011, among Coca-Cola FEMSA, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as Guarantor, and The Bank of New York Mellon (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 001-12260)).

2.6	Indenture, dated as of April 8, 2013, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent, and Transfer Agent (incorporated by reference to Exhibit 4.1 of FEMSA’s registration statement on Form F-3 filed on April 9, 2013 (File No. 333-187806)).

2.7	First Supplemental Indenture, dated as of May 10, 2013, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent, including the form of global note therein (incorporated by reference to Exhibit 1.4 to FEMSA’s registration statement on Form 8-A filed on May 17, 2013 (File No. 001-35934)).

2.8	Third Supplemental Indenture, dated as of September 6, 2013, among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

2.9	Fourth Supplemental Indenture, dated as of October 18, 2013, among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No. 333-187275)).

2.10	Fifth Supplemental Indenture, dated as of November 26, 2013, among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-12260)).

2.11	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-12260)).

2.12	Seventh Supplemental Indenture, dated as of November 23, 2015, among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as successor guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 15, 2016 (File No. 1-12260)).

2.13	Second Supplemental Indenture, dated as of March 18, 2016, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent, including the form of global note therein (incorporated by reference to Exhibit 2.13 of FEMSA’s Annual Report on Form 20-F filed on April 21, 2016 (File No. 1-35934)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA , together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended, filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Second Amendment, dated February 1, 2010, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 33-67380)).*

4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 33-67380)).*

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).*

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).*

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).*

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).*

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).*

4.13	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 33-8618)).*

4.14	Bottler Agreement and Side Letter, dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.15	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.16	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 33-8618)).*

4.17	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas, S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.18	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.20	Supply Agreement, dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

4.21	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).*

4.22	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.23	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.24	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.25	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).*

4.26	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).*

4.27	The Coca-Cola Company Memorandum to Steve Heyer from Jose Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

4.28	Shareholders Agreement, dated as of January 25, 2013, by and among KOF Philippines, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 24, 2018.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 24, 2018.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 24, 2018.

*	This was a paper filing, and is not available on the SEC Website.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 24, 2018

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated income statements and statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of the other auditors, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Heineken N.V. (a corporation in which the Company has an 8.63% and 12.53% interest December 31, 2017 and 2016 respectively) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 12.26% and 14.94% interest at December 31, 2017 and 2016 respectively) (collectively “Heineken”). In the consolidated financial statements, the Company’s investment in Heineken includes Ps. 46,349 (€. 1,966) and Ps.57,618 (€. 2,648) million at December 31, 2017 and 2016, respectively, and equity in the net income of Heineken of Ps. 7,656, (€. 357) Ps. 6,430 (€. 308) and Ps. 6,567 (€. 378) million for each of the three years in the period ended December 31, 2017, which are exclusive of the impact of goodwill and other adjustments recorded by the Company. The financial statements of Heineken were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Heineken, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 24, 2018 expressed an unqualified opinion thereon.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

Mancera, S.C. A member practice of Ernst & Young Global Limited /s/ MANCERA, S.C.

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2008

Monterrey, N.L., Mexico

April 24, 2018

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Financial Position

As of December 31, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	December 2017 (*)	December 2017		December 2016
ASSETS
Current Assets:
Cash and cash equivalents	5	$4,936	Ps.	96,944	Ps.	43,637
Short-term investments	6	110		2,160		120
Accounts receivable, net	7	1,646		32,316		26,222
Inventories	8	1,774		34,840		31,932
Recoverable taxes	24	575		11,284		9,226
Other current financial assets	9	38		756		2,705
Other current assets	9	147		2,888		4,109

Total current assets		9,226		181,188		117,951

Investments in associates and joint ventures	10	4,893		96,097		128,601
Property, plant and equipment, net	11	5,943		116,712		102,223
Intangible assets, net	12	7,846		154,093		153,268
Deferred tax assets	24	807		15,853		12,053
Other financial assets	13	615		12,073		15,345
Other assets	13	637		12,525		16,182

TOTAL ASSETS		$29,967	Ps.	588,541	Ps.	545,623

LIABILITIES AND EQUITY
Current Liabilities:
Bank loans and notes payable	18	$144	Ps.	2,830	Ps.	1,912
Current portion of long-term debt	18	548		10,760		5,369
Interest payable		50		976		976
Suppliers		2,476		48,625		47,465
Accounts payable		893		17,538		11,624
Taxes payable		571		11,214		11,360
Other current financial liabilities	25	666		13,079		7,583

Total current liabilities		5,348		105,022		86,289

Long-Term Liabilities:
Bank loans and notes payable	18	5,996		117,758		131,967
Employee benefits	16	274		5,373		4,447
Deferred tax liabilities	24	312		6,133		11,037
Other financial liabilities	25	142		2,797		7,320
Provisions and other long-term liabilities	25	740		14,546		18,393

Total long-term liabilities		7,464		146,607		173,164

Total liabilities		12,812		251,629		259,453

Equity:
Controlling interest:
Capital stock		170		3,348		3,348
Additional paid-in capital		1,365		26,808		25,733
Retained earnings		10,279		201,868		168,796
Accumulated other comprehensive income (loss)		930		18,267		14,027

Total controlling interest		12,744		250,291		211,904

Non-controlling interest in consolidated subsidiaries	21	4,411		86,621		74,266

Total equity		17,155		336,912		286,170

TOTAL LIABILITIES AND EQUITY		$29,967	Ps.	588,541	Ps.	545,623

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2017, 2016 and 2015.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except per share amounts.

	Note	2017 (*)	2017		2016		2015
Net sales		$23,410	Ps.	459,763	Ps.	398,622	Ps.	310,849
Other operating revenues		35		693		885		740

Total revenues		23,445		460,456		399,507		311,589
Cost of goods sold		14,776		290,188		251,303		188,410

Gross profit		8,669		170,268		148,204		123,179

Administrative expenses		841		16,512		14,730		11,705
Selling expenses		5,674		111,456		95,547		76,375
Other income	19	1,769		34,741		1,157		423
Other expenses	19	1,729		33,959		5,909		2,741
Interest expense	18	566		11,124		9,646		7,777
Interest income		80		1,566		1,299		1,024
Foreign exchange gain (loss), net		252		4,956)		1,131		(1,193)
Monetary position gain (loss), net		81		1,590		2,411		(36)
Market value (loss) gain on financial instruments		(10)		(204)		186		364

Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		2,031		39,866		28,556		25,163
Income taxes	24	539		10,583		7,888		7,932
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	10	403		7,923		6,507		6,045

Consolidated net income		$1,895	Ps.	37,206	Ps.	27,175	Ps.	23,276

Attributable to:
Controlling interest		2,160		42,408		21,140		17,683
Non-controlling interest	21	(265)		(5,202)		6,035		5,593

Consolidated net income		$1,895	Ps.	37,206	Ps.	27,175	Ps.	23,276

Basic controlling interest net income:
Per series “B” share	23	$0.11	Ps.	2.12	Ps.	1.05	Ps.	0.88
Per series “D” share	23	0.13		2.65		1.32		1.10
Diluted controlling interest net income:
Per series “B” share	23	0.11		2.11		1.05		0.88
Per series “D” share	23	0.13		2.64		1.32		1.10

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2017, 2016 and 2015.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	Note	2017 (*)	2017	2016	2015
Consolidated net income		$1,895	Ps. 37,206	Ps. 27,175	Ps. 23,276

Other comprehensive income:
Items that will be reclassified to consolidated net income, net of tax:
Valuation of the effective portion of derivative financial instruments	20	(22)	(439)	1,732	122
Loss on hedge of a net investment in a foreign operations	18	(64)	(1,259)	(1,443)	—
Exchange differences on the translation of foreign operations and associates		737	14,482	30,763	(2,234)
Share of other comprehensive (loss) income of associates and joint ventures	10	(102)	(2,013)	(2,228)	282

Total items that will be reclassified		549	10,771	28,824	(1,830)

Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Share of other comprehensive income (loss) of associates and joint ventures		4	69	(1,004)	169
Remeasurements of the net defined benefit liability		—	(7)	(167)	144

Total items that will not be reclassified		4	62	(1,171)	313

Total other comprehensive income (loss), net of tax		553	10,833	27,653	(1,517)

Consolidated comprehensive income, net of tax		$2,448	Ps. 48,039	Ps. 54,828	Ps. 21,759

Controlling interest comprehensive income		2,348	46,052	39,330	19,165
Reattribution to non-controlling interest of other comprehensive income by acquisition of Vonpar		(3)	(51)	—	—

Controlling interest comprehensive income		2,345	46,001	39,330	19,165

Non-controlling interest comprehensive income		100	1,987	15,498	2,594
Reattribution from controlling interest of other comprehensive income by acquisition of Vonpar		3	51	—	—

Non-controlling interest comprehensive income		103	2,038	15,498	2,594

Consolidated comprehensive income, net of tax		$2,448	Ps. 48,039	Ps. 54,828	Ps. 21,759

(*)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2017, 2016 and 2015.

Amounts expressed in millions of Mexican pesos (Ps.)

	Capital Stock		Additional Paid-in Capital		Retained Earnings		Valuation of the Effective Portion of Derivative Financial Instrument		Exchange Differences on the Translation of Foreign Operations and Associates		Remeasurements of the Net Defined Benefit Liability		Total Controlling Interest		Non- Controlling Interest		Total Equity
Balances at January 1, 2015	Ps.	3,347	Ps.	25,649	Ps.	147,122	Ps.	307	Ps.	(3,633)	Ps.	(2,319)	Ps.	170,473	Ps.	59,649	Ps.	230,122

Net income		—		—		17,683		—		—		—		17,683		5,593		23,276
Other comprehensive income (loss), net of tax		—		—		—		299		945		238		1,482		(2,999)		(1,517)

Comprehensive income		—		—		17,683		299		945		238		19,165		2,594		21,759
Dividends declared and paid		—		—		(7,350)		—		—		—		(7,350)		(3,351)		(10,701)
Issuance of shares associated with share-based payment plans		1		158		—		—		—		—		159		57		216
Acquisition of Grupo Socofar (see Note 4)		—		—		—		—		—		—		—		1,133		1,133
Contributions from non-controlling interest		—		—		—		—		—		—		—		250		250
Other movements of equity method of associates, net of taxes		—		—		(923)		—		—		—		(923)		—		(923)

Balances at December 31, 2015		3,348		25,807		156,532		606		(2,688)		(2,081)		181,524		60,332		241,856

Net income		—		—		21,140		—		—		—		21,140		6,035		27,175
Other comprehensive income (loss), net of tax		—		—		—		2,057		17,241		(1,108)		18,190		9,463		27,653

Comprehensive income		—		—		21,140		2,057		17,241		(1,108)		39,330		15,498		54,828
Dividends declared and paid		—		—		(8,355)		—		—		—		(8,355)		(3,690)		(12,045)
Issuance (purchase) of shares associated with share-based payment plans		—		(74)		—		—		—		—		(74)		9		(65)
Other equity instruments from acquisition of Vonpar (see Note 4)		—		—		—		—		—		—		—		(485)		(485)
Other acquisitions and remeasurements (see Note 4)		—		—		—		—		—		—		—		1,710		1,710
Contributions from non-controlling interest		—		—		—		—		—		—		—		892		892
Other movements of equity method of associates, net of taxes		—		—		(521)		—		—		—		(521)		—		(521)

Balances at December 31, 2016	Ps.	3,348	Ps.	25,733	Ps.	168,796	Ps.	2,663	Ps.	14,553	Ps.	(3,189)	Ps.	211,904	Ps.	74,266	Ps.	286,170

	Capital Stock		Additional Paid-in Capital		Retained Earnings		Valuation of the Effective Portion of Derivative Financial Instrument		Exchange Differences on the Translation of Foreign Operations and Associates		Remeasurements of the Net Defined Benefit Liability		Total Controlling Interest		Non- Controlling Interest		Total Equity
Net income		—		—		42,408		—		—		—		42,408		(5,202)		37,206
Other comprehensive income (loss), net of taxes		—		—		—		(47)		3,607		33		3,593		7,240		10,833

Comprehensive income		—		—		42,408		(47)		3,607		33		46,001		2,038		48,039
Dividends declared and paid		—		—		(8,636)		—		—		—		(8,636)		(3,622)		(12,258)
Issuance of shares associated with share-based payment plans		—		(89)		—		—		—		—		(89)		50		(39)
Capitalization of issued shares to former owners of Vonpar in Coca-Cola FEMSA (see Note 4)		—		1,164		—		2		47		2		1,215		2,867		4,082
Acquisitions of non-controlling interest (see Note 4)		—		—		—		—		—		—		—		(322)		(322)
Contribution from non-controlling interest		—		—		—		—		—		—		—		272		272
Recognition of non-controlling interest upon consolidation of CCFPI (see Note 4)		—		—		—		—		—		—		—		11,072		11,072
Recycling from net defined benefit liability on partial disposal of associates and joint ventures		—		—		(596)		—		—		596		—		—		—
Other movements of equity method of associates, net of taxes		—		—		(104)		—		—		—		(104)		—		(104)

Balances at December 31, 2017	Ps.	3,348	Ps.	26,808	Ps.	201,868	Ps.	2,618	Ps.	18,207	Ps.	(2,558)	Ps.	250,291	Ps.	86,621	Ps.	336,912

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2017 (*)	2017	2016	2015
Cash flows from operating activities:
Income before income taxes	$2,434	Ps. 47,789	Ps. 35,063	Ps. 31,208
Adjustments for:
Non-cash operating expenses	159	3,114	4,111	2,873
Non-cash non operating (income) expenses	1,315	25,817	—	—
Depreciation	795	15,613	12,076	9,761
Amortization	104	2,052	1,633	1,064
Gain on sale of long-lived assets	(11)	(209)	(170)	(249)
(Gain) loss on sale of shares (see Note 19)	(1,533)	(30,112)	8	(14)
Disposal of long-lived assets	23	451	238	416
Impairment of long-lived assets	105	2,063	—	134
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	(403)	(7,923)	(6,507)	(6,045)
Interest income	(80)	(1,566)	(1,299)	(1,024)
Interest expense	566	11,124	9,646	7,777
Foreign exchange (gain) loss, net	(252)	(4,956)	(1,131)	1,193
Monetary position (gain) loss, net	(81)	(1,590)	(2,411)	36
Market value loss (gain) on financial instruments	10	204	(186)	(364)

Cash flow from operating activities before changes in operating accounts	3,151	61,871	51,071	46,766
Accounts receivable and other current assets	(578)	(11,349)	(1,889)	(4,379)
Other current financial assets	99	1,949	(1,395)	318
Inventories	(133)	(2,602)	(4,936)	(4,330)
Derivative financial instruments	1	18	130	441
Suppliers and other accounts payable	376	7,394	15,337	6,799
Other long-term liabilities	16	309	968	822
Other current financial liabilities	100	1,968	2,642	(570)
Employee benefits paid	(32)	(631)	(476)	(382)

Cash generated from operations	3,000	58,927	61,452	45,485
Income taxes paid	(957)	(18,792)	(11,321)	(8,743)

Net cash generated by operating activities	2,084	40,135	50,131	36,742

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2017, 2016 and 2015.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

	2017 (*)	2017	2016	2015
Cash flows from investing activities:
Increase in cash by acquisition of Coca-Cola FEMSA Philippines, Inc. (see Note 4)	204	4,013	—	—
Deconsolidation in Coca-Cola FEMSA Venezuela	(9)	(170)	—	—
Acquisition of Grupo Socofar, net of cash acquired (see Note 4)	—	—	—	(6,890)
Partial payment of Vonpar, net of cash acquired (see Note 4)	—	—	(13,198)	—
Other acquisitions, net of cash acquired (see Note 4)	—	—	(5,032)	(5,821)
Other investments in associates and joint ventures	(45)	(889)	(2,189)	(291)
Partial disposal of investment in Heineken Group	2,586	50,790	—	—
Purchase of investments	(103)	(2,016)	(118)	—
Proceeds from investments	—	—	20	126
Interest received	80	1,566	1,299	1,024
Derivative financial instruments	(2)	(35)	(220)	232
Dividends received from associates and joint ventures	167	3,277	3,276	2,394
Property, plant and equipment acquisitions	(1,061)	(20,838)	(19,083)	(17,485)
Proceeds from the sale of property, plant and equipment	25	490	574	630
Acquisition of intangible assets	(170)	(3,346)	(2,309)	(971)
Investment in other assets	(62)	(1,222)	(1,709)	(1,502)
Collections of other assets	(1)	(19)	2	223
Investment in other financial assets	(9)	(184)	(23)	(28)
Collection in other financial assets	—	—	65	—

Net cash generated by (used in) investing activities	1,600	31,417	(38,645)	(28,359)

Cash flows from financing activities:
Proceeds from borrowings	692	13,599	26,629	8,422
Payments of bank loans	(923)	(18,130)	(5,458)	(15,520)
Interest paid	(335)	(6,578)	(5,470)	(4,563)
Derivative financial instruments	(80)	(1,579)	(3,471)	8,345
Dividends paid	(634)	(12,450)	(12,045)	(10,701)
Contributions from non-controlling interest	—	—	892	250
Acquisition of non-controlling interest	(16)	(315)	—	—
Other financing activities	(9)	(168)	220	26
Financing from Vonpar’s acquisition	208	4,082	—	—

Net cash generated by (used in) financing activities	(1,097)	(21,539)	1,297	(13,741)

Increase (decrease) in cash and cash equivalents	2,546	50,013	12,783	(5,358)

Initial balance of cash and cash equivalents	2,222	43,637	29,396	35,497

Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	168	3,294	1,458	(743)

Ending balance of cash and cash equivalents	$4,936	Ps. 96,944	Ps. 43,637	Ps. 29,396

(*)	Convenience translation to U.S. dollars ($) – see Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flow.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.)

Note 1. Activities of the Company

Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) is a Mexican holding company. The principal activities of FEMSA and its subsidiaries (the “Company”) are carried out by operating subsidiaries and companies that are direct and indirect holding company subsidiaries of FEMSA.

The following is a description of the Company´s activities as of the date of the issuance of these consolidated financial statements, together with the ownership interest in each subholding company or business unit:

		% Ownership
Subholding Company		December 31, 2017	December 31, 2016	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)		47.2%(1) (2) (63.0% of the voting shares)	47.9%(1) (63.0% of the voting shares)

Production, distribution and marketing of certain

Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Philippines (see Note 4). At December 31, 2017, The Coca-Cola Company (TCCC) indirectly owns 27.8% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 25% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and on the New York Stock Exchange, Inc (NYSE) in the form of American Depositary Shares (“ADS”).

FEMSA Comercio, S.A. de C.V. and subsidiaries (“FEMSA Comercio”)	Retail Division	100%	100%	Small-box retail chain format operations in Mexico, Colombia and the United States, mainly under the trade name “OXXO” and “Big John” in Chile.
	Fuel Division	100%	100%	Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO GAS” with operations in Mexico.
	Health Division (4)	Various(3)	Various(3)	Drugstores operations in Chile and Colombia, mainly under the trademark “Cruz Verde” and Mexico under various brands such as YZA, La Moderna and Farmacon.
Heineken Investment		14.8%	20.0%	Heineken N.V. and Heineken Holding N.V. shares, which represents the aggregate of 14.8%(5) economic interest in both entities (“Heineken Group”).
Other companies		100%	100%	Companies engaged in the production and distribution of coolers, commercial refrigeration equipment, plastic cases, food processing, preservation and weighing equipment; as well as logistic transportation and maintenance services to FEMSA’s subsidiaries and to third parties.

(1)	The Company controls Coca-Cola FEMSA’s relevant activities.
(2)	The ownership decreased from 47.9% as of December 31, 2016 to 47.2% as of December 31, 2017 as a result of the issuance to former owners of Vonpar of shares in Coca-Cola FEMSA (see Note 4).
(3)	The former shareholders of Farmacias YZA hold a 23% stake in Cadena Comercial de Farmacias, S.A.P.I. de C.V., a subsidiary of FEMSA Comercio that holds all pharmacy business in Mexico (which we refer to as CCF). In addition, FEMSA Comercio through one of its subsidiaries, Cadena Comercial de Farmacias Sudamerica, S.P.A., holds a 60% stake in Grupo Socofar, see Note 4.1.2.
(4)	From 2016, FEMSA Comercio – Health Division has been considered as a separate reportable segment, see Note 26.
(5)	The economic interest decreased from 20.0% as of December 31, 2016 to 14.8% as of December 31, 2017 as a result of partial disposal transaction (see Note 4.2).

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Eduardo Padilla Silva and Chief Corporate Financial Officer Gerardo Estrada Attolini on February 21, 2018. These consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 27, 2018 and by the Shareholders meeting on March 16, 2018. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Corporate Financial Officer on April 24, 2018, and subsequent events have been considered through that date (see Note 28).

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on the historical cost basis, except for the following:

•	Available-for-sale investments.

•	Derivative financial instruments.

•	Long-term notes payable on which fair value hedge accounting is applied.

•	Trust assets of post-employment and other long-term employee benefit plans.

The carrying values of recognized assets and liabilities that are designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationship.

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

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position as of December 31, 2017, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2017 were converted into U.S. dollars at the exchange rate of 19.6395 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of December 29, 2017 the last date in 2017 for available information. This arithmetic conversion should not be construed as representation that the amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate. As explained in Note 2.1 above, as of April 20, 2018 (the issuance date of these financial statements) such exchange rate was Ps. 18.6145 per U.S. dollar, a revaluation of 6% since December 31, 2017.

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

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with definite useful lives

Property, plant and equipment, including returnable bottles which are expected to provide benefits over a period of more than one year, as well as intangible assets with definite useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets, see Notes 3.12, 3.14, 11 and 12.

2.3.1.3 Employee benefits

The Company regularly evaluates the reasonableness of the assumptions used in its post-employment and other long-term employee benefit computations. Information about such assumptions is described in Note 16.

2.3.1.4 Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company recognizes deferred tax assets for unused tax losses and other credits and regularly reviews them for recoverability, based on its judgment regarding the probability of the timing and level of future taxable income, the expected timing of the reversals of existing taxable temporary differences and future tax planning strategies, see Note 24.

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

For each acquisition, management’s judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGU’s cash flows, in the computation of weighted average cost of capital (WACC) and estimation of inflation during the identification of intangible assets with indefinite live, mainly, goodwill, distribution and trademark rights.

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

As mentioned in Note 4, until January 2017, Coca-Cola FEMSA accounted for its 51% investment in Coca-Cola FEMSA Philippines, Inc. (CCFPI) as a joint venture, this was based on the facts that Coca-Cola FEMSA and TCCC: (i) make all operating decisions jointly during the initial four-year period and (ii) potential voting rights to acquire the remaining 49% of CCFPI were not probable to be exercised in the foreseeable future and the fact that the call option remains “out of the money” as of December 31, 2017.

2.3.2.3 Venezuela exchange rates and deconsolidation

As is further explained in Note 3.3 below, as of December 31, 2017, the exchange rate used to translate the financial statements of the Company’s Venezuelan subsidiary for reporting purposes into the consolidated financial statements was 22,793 bolivars per U.S. dollar.

As is also explained in Note 3.3 below, effective December 31, 2017, the Company deconsolidated its Coca-Cola FEMSA subsidiary’s operations in Venezuela due to the challenging economic environment in that country and began accounting for the operations under the fair value method.

2.4 Application of recently issued accounting standards

The Company has applied the following amendments to IFRS during 2017:

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

Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the statement of cash flows as cash flows from financing activities. (see Note 18.1).

Amendments to IAS 12, Recognition of Deferred Tax Assets for Unrealized Losses

The amendments clarify that the Company needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. The Company did not have any impact in the adoption of these amendments.

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

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary are included in the consolidated financial statements of income and comprehensive income from the date the Company gains control until the date the Company ceases to control the subsidiary.

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

Sometimes obtaining control of an acquiree in which equity interest is held immediately before the acquisition date is considered as a business combination achieved in stages also referred to as a step acquisition. The Company remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognises the resulting gain or loss, if any, in profit or loss. Also, the changes in the value of equity interest in the acquiree recognized in other comprehensive income shall be recognized on the same basis as required if the Company had disposed directly of the previously held equity interest, see Note 3.11.2.

The Company sometimes obtains control of an acquiree without transferring consideration. The acquisition method of accounting for a business combination, applies to those combinations as follows:

(a)	The acquiree repurchases a sufficient number of its own shares for the Company to obtain control.

(b)	Minority veto rights lapse that previously kept the Company from controlling an acquiree in which it held the majority voting rights.

(c)	The Company and the acquiree agree to combine their businesses by contract alone in which it transfers no consideration in exchange for control and no equity interest is held in the acquiree, either on the acquisition date or previously.

3.3 Foreign currencies, consolidation of foreign subsidiaries and accounting for investments in associates and joint ventures

In preparing the financial statements of each individual subsidiary and accounting for investments in associates and joint ventures, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in consolidated net income in the period in which they arise except for:

•	The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation which are included in other comprehensive income, which is recorded in equity as part of accumulated translation adjustment within the cumulative other comprehensive income.

•	Intercompany financing balances with foreign subsidiaries are considered as long-term investments when there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is recorded in the exchange differences on translation of foreign operations within the accumulated other comprehensive income (loss) item, which is recorded in equity.

•	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

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

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e., partial disposals of associates or joint ventures that do not result in the Company losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss. In September 2017, the Company sold shares equal to 5.2% of economic interest in Heineken Group, consequently it reclassified the proportionate share of the accumulated exchange differences, recognized previously in other comprehensive income, for a total profit of Ps. 6,632 to the consolidated statement of income.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos(1)
Country or Zone	Functional / Recording Currency	Average Exchange Rate for						Exchange Rate as of
		2017		2016		2015		December 31, 2017		December 31, 2016
Guatemala	Quetzal	2.57		2.46		2.07		2.69		2.75
Costa Rica	Colon	0.03		0.03		0.03		0.03		0.04
Panama	U.S. dollar	18.93		18.66		15.85		19.74		20.66
Colombia	Colombian peso	0.01		0.01		0.01		0.01		0.01
Nicaragua	Cordoba	0.63		0.65		0.58		0.64		0.70
Argentina	Argentine peso	1.15		1.26		1.71		1.06		1.30
Venezuela a)	Bolivar	a	)	a	)	a	)	a	)	a	)
Brazil	Reais	5.94		5.39		4.81		5.97		6.34
Chile	Chilean peso	0.03		0.03		0.02		0.03		0.03
Euro Zone	Euro (€)	21.32		20.66		17.60		23.57		21.77
Peru	Nuevo Sol	5.78		5.53		4.99		6.08		6.15
Ecuador	Peso	18.93		18.66		15.85		19.74		20.66
Philippines	Philippine peso	0.38		0.39		0.35		0.40		0.41

(1)	Exchange rates published by the Central Bank of each country where the Company operates.

a)	Venezuela

Effective December 31, 2017, the Company determined that the deteriorating conditions in Venezuela had led Coca-Cola FEMSA to no longer meet the accounting criteria to consolidate its Venezuelan subsidiary. Such deteriorating conditions had significantly impacted Coca-Cola FEMSA’s ability to manage its capital structure, its capacity to purchase raw materials and limitations of portfolio dynamics. In addition, certain government controls over pricing, restriction over labor practices, acquisition of U.S. dollars and imports, has affected the normal course of business. Therefore, and due to the fact that its Venezuelan subsidiary will continue doing operations in Venezuela, as of December 31, 2017, Coca-Cola FEMSA changed the method of accounting for its investment in Venezuela from consolidation to fair value measured using a Level 3 concept.

As a result of the deconsolidation, Coca-Cola FEMSA also recorded an extraordinary loss within other expenses for an amount of Ps. 28,177 on December 31, 2017. Such effect includes the reclassification of Ps. 26,123 to the income statement previously recorded within accumulated foreign currency translation losses in equity, impairment equal to Ps. 745 and Ps. 1,098 mainly from distribution rights and property, plant and equipment, respectively, and Ps. 210 for the remeasurement at fair-value of Venezuelan investment.

Prior to deconsolidation, during 2017, Coca-Cola FEMSA’s Venezuelan operations contributed Ps. 4,005 to net sales, and losses of Ps. 2,223 to net income. It’s total assets were Ps. 4,138 and the total liabilities were Ps. 2,889.

Beginning January 1, 2018, Coca-Cola FEMSA will recognize its investment in Venezuela under the fair value method following the new IFRS 9 Financial Instruments standard.

Until December 31, 2017, Coca-Cola FEMSA’s recognition of its Venezuelan operations involved a two-step accounting process in order to translate into bolivars all transactions in a different currency than bolivars and then to translate the bolivar amounts to Mexican Pesos.

Step-one.- Transactions are first recorded in the stand-alone accounts of the Venezuelan subsidiary in its functional currency, which is bolivar. Any non-bolivar denominated monetary assets or liabilities are translated into bolivars at each balance sheet date using the exchange rate at which Coca-Cola FEMSA expects them to be settled, with the corresponding effect of such translation being recorded in the income statement. See 3.4 below.

As of December 31, 2016, Coca-Cola FEMSA had U.S. $629 million in monetary liabilities recorded using DIPRO (Divisa Protegida) exchange rate at 10 bolivars per U.S. dollar, mainly because as of that date Coca-Cola FEMSA believed it continued to qualify for that rate to pay for the import of various products into Venezuela, and its ability to renegotiate with their main suppliers, if necessary, the settlement of such liabilities in bolivars. In addition, Coca-Cola FEMSA has U.S. $104 million recorded at DICOM (Divisas Complementarias) exchange rate at 673.76 bolivars per U.S. dollar.

Step-two.- In order to integrate the results of the Venezuelan operations into the consolidated figures of Coca-Cola FEMSA, such Venezuelan results are translated from Venezuelan bolivars into Mexican pesos.

In December 2017, Coca-Cola FEMSA translated the Venezuela entity figures at an exchange rate of 22,793 bolivars per U.S. dollar, as such exchange rate better represents the economic conditions in Venezuela. Coca-Cola FEMSA considers that this exchange rate provides more useful and relevant information with respect to Venezuela’s financial position, financial performance and cash flows. On January 30, 2018, a new auction of the DICOM celebrated by Venezuela’s government resulted on an estimated exchange rate of 25,000 bolivar per U.S. dollar.

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

As disclosed in Note 3.3, Coca-Cola FEMSA deconsolidated its operations in Venezuela. Consequently, there will not be financial impacts associated to inflation adjustments in future financial statements, however, Coca-Cola FEMSA’s Venezuelan subsidiary will continue operating.

As of December 31, 2017, 2016, and 2015, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2015- 2017	Type of Economy	Cumulative Inflation 2014- 2016	Type of Economy	Cumulative Inflation 2013- 2015	Type of Economy
Mexico	12.7%	Non-hyperinflationary	9.9%	Non-hyperinflationary	10.5%	Non-hyperinflationary
Guatemala	13.5%	Non-hyperinflationary	10.6%	Non-hyperinflationary	10.8%	Non-hyperinflationary
Costa Rica	2.5%	Non-hyperinflationary	5.1%	Non-hyperinflationary	8.1%	Non-hyperinflationary
Panama	2.3%	Non-hyperinflationary	2.8%	Non-hyperinflationary	5.1%	Non-hyperinflationary
Colombia	17.5%	Non-hyperinflationary	17.0%	Non-hyperinflationary	12.8%	Non-hyperinflationary
Nicaragua	12.3%	Non-hyperinflationary	13.1%	Non-hyperinflationary	15.8%	Non-hyperinflationary

Country	Cumulative Inflation 2015- 2017	Type of Economy	Cumulative Inflation 2014- 2016	Type of Economy	Cumulative Inflation 2013- 2015	Type of Economy
Argentina (a)	101.5%	Non-hyperinflationary	99.7%	Non-hyperinflationary	59.2%	Non-hyperinflationary
Venezuela	30,690.0%	Hyperinflationary	2,263.0%	Hyperinflationary	562.9%	Hyperinflationary
Brazil	21.1%	Non-hyperinflationary	25.2%	Non-hyperinflationary	24.7%	Non-hyperinflationary
Philippines	7.5%	Non-hyperinflationary	5.7%	Non-hyperinflationary	8.3%	Non-hyperinflationary
Euro Zone	2.72%	Non-hyperinflationary	1.2%	Non-hyperinflationary	0.9%	Non-hyperinflationary
Chile	9.67%	Non-hyperinflationary	12.2%	Non-hyperinflationary	12.5%	Non-hyperinflationary
Peru	9.28%	Non-hyperinflationary	11.2%	Non-hyperinflationary	10.8%	Non-hyperinflationary
Ecuador	30.34%	Non-hyperinflationary	8.4%	Non-hyperinflationary	10.0%	Non-hyperinflationary

a)	Argentina

As of December 2017 and 2016 there are multiple inflation indices (including combination of indices in the case of CPI) or certain months without official available information in the case of National Wholesale Price Index (WPI), as follows:

i)	CPI for the City and Greater Buenos Aires Area (New CPI-CGBA), for which the IMF noted improvements in quality, this new consumer price index will only be provided for periods after April 2016 and does not provide national coverage.

ii)	“Coeficiente de Estabilización de Referencia” (CER or Reference Stabilization Ratio) to calculate the three-year cumulative inflation rate in Argentina, the CER is used by the government of Argentina to adjust the rate they pay on certain adjustable rate bonds they issue. At April 30, 2017, the three-year cumulative inflation rate based on CER data is estimated to be approximately 95.5%.

iii)	WPI with a cumulative inflation for three years of 92.2% at November 2016 but not including information for November and December 2015 since it was not published by the National Bureau of Statistics of Argentina (INDEC). The WPI has historically been viewed as the most relevant inflation measure for companies by practitioners in Argentina.

As a result of the existence of multiple inflation indices, the Company believes it necessitates an increased level of judgment in determining whether the economy of Argentina should be considered highly inflationary.

The Company believes that general market sentiment is that on the basis of the quantitative and qualitative indicators in IAS 29, the economy of Argentina should not be considered as hyperinflationary as of December 31, 2017. However, it is possible that certain market participants and regulators could have varying views on this topic both during 2017 and as Argentina’s economy continues to evolve in 2018. The Company will continue to carefully monitor the situation and make appropriate changes if and when necessary.

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

3.6 Financial assets

Financial assets are classified into the following specified categories: “fair value through profit or loss (FVTPL),” “held-to-maturity investments,” “available-for-sale” and “loans and receivables” or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.

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

3.6.2 Financial assets at fair value through profit or loss (FVTPL)

Financial assets at fair value through profit or loss (FVTPL) include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined by IAS 39 Financial Instruments: Recognition and Measurement. Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value presented as finance costs (negative net changes in fair value) or finance income (positive net changes in fair value) in the statement of profit or loss.

3.6.3 Investments

Investments consist of debt securities and bank deposits with maturities of more than three months at the acquisition date. Management determines the appropriate classification of investments at the time of purchase and assesses such designation as of each reporting date (see Note 6).

3.6.3.1 Held-to maturity investments are those that the Company has the positive intent and ability to hold to maturity, and after initial measurement, such financial assets are subsequently measured at amortized cost, which includes any cost of purchase and premium or discount related to the investment. Subsequently, the premium/discount is amortized over the life of the investment based on its outstanding balance utilizing the effective interest method less any impairment. Interest and dividends on investments classified as held-to maturity are included in interest income.

3.6.4 Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments that are not quoted in an active market. Loans and receivables with a stated term (including trade and other receivables) are measured at amortized cost using the effective interest method, less any impairment.

Interest income is recognized by applying the effective interest rate, except for short-term receivables when the recognition of interest would be immaterial. For the years ended December 31, 2016 and 2015 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements is Ps. 41 and Ps. 53, respectively.

3.6.5 Other financial assets

Other financial assets include long term accounts receivable, derivative financial instruments and recoverable contingencies acquired from business combinations. Long term accounts receivable with a stated term are measured at amortized cost using the effective interest method, less any impairment.

3.6.6 Impairment of financial assets

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

3.6.7 Derecognition

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

3.6.8 Offsetting of financial instruments

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

3.7.1.2 Fair value hedges

For hedged ítems carried at fair value, the change in the fair value of a hedging derivative is recognized in the consolidated income statement as foreign exchange gain or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement as foreign exchange gain or loss.

For fair value hedges relating to items carried at amortized cost, change in the fair value of the effective portion of the hedge is recognized first as an adjustment to the carrying value of the hedged item and then is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

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

Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences on the translation of foreign operations and associates caption , to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of a net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on disposal within the consolidated income statement.

3.8 Fair value measurement

The Company measures financial instruments, such as derivatives, and certain non-financial assets, at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed in Notes 13 and 18.

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

Cost of goods sold includes expenses related to the purchase of raw materials used in the production process, as well as labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance and inspection; expenses related to the purchase of goods and services used in the sale process of the Company´s products and expenses related to the purchase of gasoline, diesel and all engine lubricants used in the sale process of the Company.

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

The Company has prepaid advertising costs which consist of television and radio advertising airtime in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in consolidated income statement as incurred.

Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2017, 2016 and 2015, such amortization aggregated to Ps. 759, Ps. 582 and Ps. 317, respectively.

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

If an investment interest is reduced, but continues to be classified as an associate, the Company reclassifies to profits or losses the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to the reduction in ownership interest if the gain or loss would be required to be reclassified to consolidated net income on the disposal of the related investment.

The Company reclassifies in each case proportionate to the interest disposed of recognized in other comprehensive income: i) foreign exchange differences, ii) accumulated hedging gains and losses, iii) any other amount previously recognized that would had been recognized in net income if the associate had directly disposed of the asset to which it relates.

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

Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method, as described in Note 3.11.1. As of December 31, 2017 and 2016 the Company does not have an interest in joint operations.

If an investment interest is reduced, but continues to be classified as joint arrangement, the Company reclassifies to profits or losses the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to the reduction in ownership interest if the gain or loss would be required to be reclassified to consolidated net income on the partial disposal of the related investment.

The Company reclassifies the proportion to the interest disposed of in joint ventures investment interest reduction as described in Note 3.11.1. During the years ended December 31, 2017 and 2016 the Company does not have a significant disposal or partial disposal in joint arrangements.

Upon loss of joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value.

3.12 Property, plant and equipment

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction, and are presented net of accumulated depreciation and accumulated impairment losses, if any. The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset, if material.

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

The estimated useful lives of the Company’s principal assets are as follows:

Years
Buildings	25-50
Machinery and equipment	10-20
Distribution equipment	7-15
Refrigeration equipment	5-7
Returnable bottles	1.5-4
Leasehold improvements	The shorter of lease term or 15 years
Information technology equipment	3-5
Other equipment	3-10

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds (if any) and the carrying amount of the asset and is recognized in consolidated income statement.

Returnable and non-returnable bottles:

Coca-Cola FEMSA has two types of bottles: returnable and non-returnable.

•	Non returnable: Are recorded in consolidated income statement at the time of the sale of the product.

•	Returnable: Are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost and for countries with hyperinflationary economies, restated according to IAS 29, Depreciation of returnable bottles is computed using the straight-line method considering their estimated useful lives.

There are two types of returnable bottles:

•	Those that are in Coca-Cola FEMSA’s control within its facilities, plants and distribution centers; and

•	Those that have been placed in the hands of customers, and still belong to Coca-Cola FEMSA.

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

All other borrowing costs are recognized in consolidated income statement in the period in which they are incurred.

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

Intangible assets with finite useful lives are amortized and mainly consist of:

•	Information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives, with a range in useful lives from 3 to 10 years. Expenditures that do not fulfill the requirements for capitalization are expensed as incurred.

•	Long-term alcohol licenses are amortized using the straight-line method over their estimated useful lives, which range between 12 and 15 years, and are presented as part of intangible assets with finite useful lives.

Amortized intangible assets, such as finite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.

Intangible assets with an indefinite life are not amortized and are subject to impairment tests on an annual basis as well as whenever certain circumstances indicate that the carrying amount of those intangible assets may exceed their recoverable value.

The Company’s intangible assets with an indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. Additionally, the Company´s intangible assets with an indefinite life also consist of FEMSA Comercio – Health Division´s trademark rights which consist of standalone beauty store retail banners, pharmaceutical distribution to third-party clients and the production of generic and bioequivalent pharmaceuticals.

As of December 31, 2017, Coca-Cola FEMSA had ten bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in May 2018 and June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) three agreements for the Central territory, which are up for renewal in May 2018 (two agreements), and May 2025, (iv) the agreement for the Northeast territory, which is up for renewal in May 2018, and (v) two agreements for the Bajio territory, which are up for renewal in May 2018 and May 2025.

As of December 31, 2017, Coca-Cola FEMSA had nine bottler agreements in Brazil which are up for renewal in May 2018 (seven agreements) and April 2024 (two agreements); and one bottler agreement in each of Argentina which is up for renewal in September 2024; Colombia which is up for renewal in June 2024; Venezuela which is up for renewal in August 2026; Guatemala which is up for renewal in March 2025; Costa Rica which is up for renewal in September 2027; Nicaragua which is up for renewal in May 2026; Panama which is up for renewal in November 2024; and Philippines which is up for renewal in December 2022.

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

For the purpose of impairment testing goodwill acquired in a business combination, from the acquisition date, is allocated to each of the group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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

Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed, that is, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in consolidated net income. Impairment losses related to goodwill are not reversible.

For the year ended December 31, 2017 and December 31, 2015, the Company recognized impairment loss of Ps. 2,063 and Ps. 134, respectively (see Note 19).

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

For defined benefit retirement plans and other long-term employee benefits, such as the Company’s sponsored pension and retirement plans, seniority premiums and postretirement medical service plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurements effects of the Company’s defined benefit obligation such as actuarial gains and losses are recognized directly in other comprehensive income (“OCI”). The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated income statements. The Company presents net interest cost within interest expense in the consolidated income statements. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits, seniority premiums and postretirement medical services through irrevocable trusts of which the employees are named as beneficiaries, which serve to decrease the funded status of such plans’ related obligations.

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

A settlement occurs when an employer enters into a transaction that eliminates all further legal for constructive obligations for part or all of the benefits provided under a defined benefit plan. A curtailment arises from an isolated event such as closing of a plant, discontinuance of an operation or termination or suspension of a plan. Gains or losses on the settlement or curtailment of a defined benefit plan are recognized when the settlement or curtailment occurs.

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

The Company recognized these transactions as revenues based upon the stage of completion of the transaction at the end of the reporting period in accordance with the requirements established in the IAS 18 “Revenue” for delivery of goods and rendering of services, which are:

a)	The amount of revenue can be measured reliably;

b)	It is probable that the economic benefits associated with the transaction will flow to the entity;

c)	The stage of completion of the transaction at the end of the period can be measured reliably; and

d)	The cost incurred for the transaction and the costs to complete the transaction can be measured reliably.

Interest income

Revenue arising from the use by others of entity assets yielding interest is recognized once all the following conditions are satisfied:

•	The amount of the revenue can be measured reliably; and

•	It is probable that the economic benefits associated with the transaction will flow to the entity.

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

Selling expenses include:

•	Distribution: labor costs (salaries and other related benefits), outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2017, 2016 and 2015, these distribution costs amounted to Ps. 25,041, Ps. 20,250 and Ps. 20,205, respectively;

•	Sales: labor costs (salaries and other benefits, including PTU) and sales commissions paid to sales personnel; and

•	Marketing: promotional expenses and advertising costs.

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

3.23 Income taxes

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated income statements as they are incurred, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

3.23.1 Current income taxes

Income taxes are recorded in the results of the year they are incurred.

3.23.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences and future tax planning strategies will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill (no recognition of deferred tax liabilities) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes in connection with the acquisition accounting a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.

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

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

In Mexico, the income tax rate is 30% for 2017, 2016 and 2015, and it will remain at 30% for the following years.

3.24 Share-based payments arrangements

Senior executives of the Company receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments. The equity instruments are granted and then held by a trust controlled by the Company until vesting. They are accounted for as equity settled transactions. The award of equity instruments is a fixed monetary value on the grant date.

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed and recognized based on the graded vesting method over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in consolidated income statements such that the cumulative expense reflects the revised estimate.

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

3.26 Issuance of subsidiary stock

The Company recognizes the issuance of a subsidiary’s stock as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded in additional paid-in capital.

Note 4. Mergers, Acquisitions and Disposals

4.1 Mergers and acquisitions

The Company has consummated certain mergers and acquisitions during 2017 and 2016; which were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the years of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2017, 2016 and 2015 show the cash outflow and inflow for the merged and acquired operations net of the cash acquired related to those mergers and acquisitions.

4.1.1 Acquisition of Philippines

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

Since January 25, 2017, Coca-Cola FEMSA controls CCFPI’s as all decisions relating to the day-to-day operation and management of CCFPI’s business, including its annual normal operations plan, are approved by a majority of its board of directors without requiring the affirmative vote of any director appointed by The Coca-Cola Company. The Coca-Cola Company has the right to appoint (and may remove) CCFPI’s Chief Financial Officer. Coca-Cola FEMSA has the right to appoint (and may remove) the Chief Executive Officer and all other officers of CCFPI. Commencing on February 1, 2017, Coca-Cola FEMSA started consolidating CCFPI’s financial results.

Coca-Cola FEMSA’s fair value of CCFPI net assets acquired to the date of acquisition (February 2017) is as follows:

	2017 Final Purchase Price Allocation
Total current assets	Ps.	9,645
Total non-current assets		18,909
Distribution rights		4,144

Total assets		32,698

Total liabilities		(10,101)

Net assets acquired		22,597

Net assets acquired attributable to the parent company (51%)		11,524

Non-controlling interest		(11,072)

Fair value of the equity interest at the acquisition date		22,109

Carrying value of CCFPI investment derecognized		11,690

Loss as a result of remeasuring to fair value the equity interest		166

Gain on derecognition of other comprehensive income		2,996

Total profit from remeasurement of previously equity interest	Ps.	2,830

During 2017, the accumulated effect corresponding to translation adjustments recorded in the other comprehensive income for an amount of Ps. 2,996 was recognized in the income statement as a result of taking control over CCFPI. Coca-Cola FEMSA’s selected income statement information of Philippines for the period from the acquisition date through December 31, 2017 is as follows:

Income Statement	2017
Total revenues	Ps.	20,524
Income before income taxes		1,265
Net income	Ps.	896

4.1.2 Acquisition of Vonpar

On December 6, 2016, Coca-Cola FEMSA through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of Vonpar S.A. (herein “Vonpar”) for a consideration transferred of Ps. 20,992. Vonpar was a bottler of Coca-Cola trademark products which operated mainly in Rio Grande do Sul and Santa Catarina, Brazil. This acquisition was made to reinforce the Company’s leadership position in Brazil. Of the purchase price of approximately Ps. 20,992 (R$ 3,508), Spal paid an amount of approximately Ps. 10,370 (R$ 1,730) in cash on December 6, 2016.

On the same date Spal additionally paid Ps. 4,124 (R$ 688) in cash, of which in a subsequent and separate transaction the sellers committed to capitalize for an amount of Ps. 4,082 into Coca-Cola FEMSA in exchange for approximately 27.9 million KOF series L shares at an implicit value of Ps. 146.27. In May 4, 2017 Coca-Cola FEMSA merged with POA Eagle, S.A. de C.V., a Mexican company 100% owned by the sellers of Vonpar in Brazil, as per the announcement made on September 23, 2016. As a result of this merger, POA Eagle, S.A. de C.V. shareholders received approximately 27.9 million newly issued KOF series L shares. POA Eagle, S.A. de C.V. merged its net assets, principally cash for an amount of $4,082 million Mexican Pesos with Coca-Cola FEMSA.

At closing, Spal issued and delivered a three-year promissory note to the sellers, for the remaining balance of R$ 1,090 million Brazilian reais (approximately Ps. 6,534 million as of December 6, 2016). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into Coca-Cola FEMSA in exchange for Series L shares at a strike price of Ps. 178.5 per share. Such capitalization and issuance of new Series L shares is subject to Coca-Cola FEMSA having a sufficient number of Series L shares available for issuance.

As of December 6, 2016, the fair value of KOF series L (KL) shares was Ps. 128.88 per share, in addition the KL shares have not been issued, consequently as a result of this subsequent transaction an embedded financial instrument was originated and recorded into equity for an amount of Ps. 485. In accordance with IAS 32, in the consolidated financial statements the purchase price was also adjusted to recognize the fair value of the embedded derivative arising from the difference between the implicit value of KL shares and the fair value at acquisition date.

Transaction related costs of Ps. 35 were expensed by Spal as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements. Results of operation of Vonpar have been included in the Company’s consolidated income statements from the acquisition date.

Coca-Cola FEMSA’s allocation of the purchase price to fair values of Vonpar’s net assets acquired and the reconciliation of cash flows is as follows:

	2017 Final Purchase Price Allocation
Total current assets (including cash acquired of Ps. 1,287)	Ps.	2,492
Total non-current assets		1,910
Distribution rights		14,793

Net assets acquired		19,325

Goodwill		2,152 (1)

Total consideration transferred		21,478

Amount to be paid through Promissory Notes		(6,992)
Cash acquired of Vonpar		(1,287)
Amount recognized as embedded financial instrument		485

Net cash paid	Ps.	13,198

(1)	As a result of the purchase price allocation which was finalized in 2017, additional fair value adjustments from those recognized in 2016 have been recognized as follows: total current assets amounted to Ps. (1,898), total non-current assets amounted to Ps. (8,945), distribution rights of Ps. 5,191 and goodwill of Ps. (5,559).

Coca-Cola FEMSA expects to recover the amount recorded as goodwill through synergies related to the available production capacity. Goodwill has been preliminary allocated to Coca-Cola FEMSA´s cash generating unit in Brazil. The goodwill recognized and expected to be deductible for income tax purposes according to Brazil tax law, is Ps. 1,667.

Selected income statement information of Vonpar for the period from the acquisition date through to December 31, 2016 is as follows:

Income Statement	2016
Total revenues	Ps.	1,628
Income before income taxes		380
Net income	Ps.	252

4.1.3 Acquisition of Grupo Socofar

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

The fair value of Grupo Socofar’s net assets acquired is as follows:

	2016 Final Purchase Price Allocation
Total current assets (including cash acquired of Ps. 795)	Ps.	10,499
Total non-current assets		4,240

Trademark rights		3,033

Total assets		17,772

Total liabilities		(12,564)

Net assets acquired		5,208

Goodwill		4,559 (1)

Non-controlling interest (2)		(2,082)

Total consideration transferred	Ps.	7,685

(1)	As a result of the purchase price allocation which was finalized in 2016, additional fair value adjustments from those recognized in 2015 have been recognized as follow: property, plant and equipment amounted of Ps. 197, trademark rights amounted of Ps. 3,033, other intangible assets with finite live amounted of Ps. 163 and deferred tax liabilities amounted of Ps. 1,009.
(2)	Measured at the proportionate share of the acquiree’s identifiable net assets.

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

4.1.3 Other acquisitions

During 2016, the Company completed a number of smaller acquisitions which in the aggregate amounted to Ps. 5,612. These acquisitions were primarily related to the following: (1) acquisition of 100% of Farmacias Acuña, a drugstore operator in Bogota, Colombia; at the acquisition date, Farmacias Acuña operated 51 drugstores.; (2) acquisition of an additional 50% of Specialty’s Café and Bakery Inc. shares, a small coffee and bakery restaurant (“Specialty’s”), reaching an 80% of ownership, with 56 stores in California, Washington and Illinois in the United States; (3) acquisition of 100% of Comercial Big John Limitada “Big John”, an operator of small-box retail format stores located in Santiago, Chile; at the acquisition date, Big John operated 49 stores; (4) acquisition of 100% of Operadora de Farmacias Generix, S.A.P.I. de C.V., a regional drugstore operator in Guadalajara, Guanajuato, Mexico City and Queretaro in Mexico; at the acquisition date, Farmacias Generix operated 70 drugstores and one distribution center; (5) acquisition of 100% of Grupo Torrey (which consist in many companies constituted as S.A. de C.V.), a Mexican company with 47 years of know-how in operation in the manufacture of equipment for the processing, conservation and weighing of foods, with corporate offices in Monterrey, Mexico and (6) acquisition of 80% of Open Market, a specialized company in providing end-to-end integral logistics solutions to the local and international companies which operate in Colombia. Transactions related costs in the aggregate amounted of Ps. 46 were expensed as incurred, and recorded as a component of administrative expenses in the accompanying consolidated income statements.

The fair value of other acquisitions’ net assets acquired in the aggregate is as follows:

	Final Purchase Price Allocation
Total current assets (including cash acquired of Ps. 211)	Ps.	1,125
Total non-current assets		3,316

Total assets		4,441

Total liabilities		(2,062)

Net assets acquired		2,379

Goodwill		3,204	(2)

Non-controling interest (1)		35

Equity interest held previously		369

Total consideration transferred	Ps.	5,618

(1)	In the case of the acquisition of Specialty’s the non-controlling interest was measured at fair value at the acquisition date, and for Open Market the non-controlling interest was recognized at the proportionate share of the net assets acquired.
(2)	As a result of the purchase price allocation which was finalized in 2017, additional fair value adjustments from those recognized in 2016 have been recognized as follow: property, plant and equipment of Ps. 32, trademark rights of Ps. 836, other intangible assets of Ps. 983, and other liabilities of Ps. 593.

During 2016, FEMSA Comercio has been allocated goodwill in the acquisitions in FEMSA Comercio – Retail Division in Chile and FEMSA Comercio – Health Division in Mexico and Colombia, to each one respectively. FEMSA Comercio expects to recover the amount recorded through synergies related to the adoption of the Company’s economic current value proposition, the ability to apply the successful operational processes and expansion planning designed for each unit.

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

Selected income statement information of other acquisitions in the aggregate amount for the period from the acquisition date through December 31, 2016 is as follows:

Income Statement	2016
Total revenues	Ps.	2,400
Income before income taxes		(66)
Net income	Ps.	(80)

The former controlling shareholders of Open Market retain a put for their remaining 20% non-controlling interest that can be exercised (i) at any time after the acquisition date upon the occurrence of certain events and (ii) annually from January through April, after the third anniversary of the acquisition date. In any event, the Company through one of its subsidiaries can call the remaining 20% non-controlling interest annually from January through April, after the fifth anniversary of the acquisition date. Both options would be exercisable at the then fair value of the interest and shall remain indefinitely. Given that these options are exercisable at the then fair value on exercise date, their value is not significant at the acquisition date and at December 31, 2017.

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

The fair value of other acquisitions’ net assets acquired in the aggregate is as follows:

	Final Purchase Price Allocation
Total current assets (including cash acquired of Ps. 71)	Ps.	1,683
Total non-current assets		2,319

Total assets		4,002

Total liabilities		(2,955)

Net assets acquired		1,047

Goodwill		5,027	(1)

Total consideration transferred	Ps.	6,074

(1)	As a result of the purchase price allocation which was finalized in 2016, additional fair value adjustments from those recognized in 2015 have been recognized as follow: property, plant and equipment amounted of Ps. 130, trademark rights amounted of Ps. 453 and other liabilities amounted of Ps. 1,202.

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

Unaudited Pro Forma Financial Data
The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Coca-Cola FEMSA Philippines as if this acquisition has occurred on January 1, 2017; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired company. Unaudited pro forma financial data for the acquisition included, is as follow.

	Unaudited pro forma financial information for the –year ended December 31, 2017
Total revenues	Ps.	462,112
Income before income taxes and share of the profit of associates and joint ventures accounting for using the equity method		39,917
Net income		37,311

Basic net controlling interest income per share Series “B”	Ps.	2.12
Basic net controlling interest income per share Series “D”		2.65

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

4.2. Disposal

During 2017, the Company sold a portion of its investment in Heineken Group, representing 5.2% of economic interest for Ps. 53,051 in an all cash transaction. With this transaction the Company took advantage of a Repatriation of Capital Decree issued by the Mexican government which was valid from January 19 until October 19, 2017; through this decree, a fiscal benefit was attributed to the Company due to repatriated resources obtained from the sale of shares. The Company recognized a gain of Ps. 29,989, as a result of the sales of shares within other income, which is the difference between the fair value of the consideration received and the book value of the net assets disposed. The gain is net of transaction related costs of Ps. 160 and includes reclassification from other comprehensive income of exchange differences on translation which amount to Ps. 6,632. Also, the Company reclassified from other comprehensive income to consolidated net income a total loss of Ps. 2,431, relating to the Company’s share of hedging reserve and translation reserve of Heineken Investment attributable to the portion of shares sold. None of the Company’s other disposals was individually significant (see Note 19).

Note 5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, the cash ítem includes cash on hand and in bank deposits and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statements of financial position and cash flows is comprised of the following:

	December 31, 2017		December 31, 2016
Cash and bank balances	Ps.	73,774	Ps.	18,140
Cash equivalents (see Note 3.5)		23,170		25,497

	Ps.	96,944	Ps.	43,637

As explained in Note 3.3, Venezuela subsidiary was deconsolidated. At December 31, 2017, cash and cash equivalent balances of the Company’s Venezuela subsidiary were Ps. 170.

Note 6. Investments

As of December 31, 2017 and 2016 investments are classified as held-to maturity, the carrying value of the investments is similar to their fair value. The following is a detail of held-to maturity investments:

Held-to Maturity (1) Government debt securities	2017		2016
Acquisition cost	Ps.	1,934	Ps.	—
Accrued interest		—		—

Amortized cost		1,934		—

Corporate debt securities
Acquisition cost		222		118
Accrued interest		4		2

Amortized cost		226		120

Total investments	Ps.	2,160	Ps.	120

(1)	Denominated in dollars at a fixed interest rate.

Note 7. Accounts Receivable, Net

	December 31, 2017		December 31, 2016
Trade receivables	Ps.	26,856	Ps.	22,177
Allowance for doubtful accounts		(1,375)		(1,193)
The Coca-Cola Company (see Note 14)		2,054		1,857
Loans to employees		128		229
Other related parties		—		254
Heineken Group (see Note 14)		999		1,041
Former shareholders of Vonpar (see Note 14)		1,219		—
Others		2,435		1,857

	Ps.	32,316	Ps.	26,222

7.1 Trade receivables

Trade receivables representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for doubtful accounts.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs and investment in refrigeration equipment and returnable bottles made by Coca-Cola FEMSA.

The carrying value of accounts receivable approximates its fair value as of December 31, 2017 and 2016.

Aging of past due but not impaired (days outstanding)
	December 31, 2017		December 31, 2016
60-90 days	Ps.	599	Ps.	610
90-120 days		269		216
120+ days		1,206		1,539

Total	Ps.	2,074	Ps.	2,365

7.2 Changes in the allowance for doubtful accounts

	2017		2016		2015
Opening balance	Ps.	1,193	Ps.	849	Ps.	456
Allowance for the year		530		467		167
Charges and write-offs of uncollectible accounts		(400)		(418)		(99)
Addition from business combinations		86		94		401
Effects of changes in foreign exchange rates		(32)		201		(76)
Venezuela deconsolidation effect		(2)		—		—

Ending balance	Ps.	1,375	Ps.	1,193	Ps.	849

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and disperse.

7.3 Receivable from The Coca-Cola Company

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. Contributions received by Coca-Cola FEMSA for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2017, 2016 and 2015 contributions due were Ps. 4,023, Ps. 4,518 and Ps. 3,749, respectively.

Note 8. Inventories

	December 31, 2017		December 31, 2016
Finished products	Ps.	25,374	Ps.	22,709
Raw materials		5,194		5,156
Spare parts		2,102		2,401
Work in process		198		144
Inventories in transit		1,437		1,188
Other		535		334

	Ps.	34,840	Ps.	31,932

For the years ended at 2017, 2016 and 2015, the Company recognized write-downs of its inventories for Ps. 308, Ps. 1,832 and Ps. 1,290 to net realizable value, respectively.

For the years ended at 2017, 2016 and 2015, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2017		2016		2015
Changes in inventories of finished goods and work in progress	Ps.	196,547	Ps.	172,554	Ps.	132,835
Raw materials and consumables used		85,568		63,285		53,514

Total	Ps.	282,115	Ps.	235,839	Ps.	186,349

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other current assets

	December 31, 2017		December 31, 2016
Prepaid expenses	Ps.	2,425	Ps.	3,784
Agreements with customers		192		179
Short-term licenses		224		112
Other		47		34

	Ps.	2,888	Ps.	4,109

Prepaid expenses as of December 31, 2017 and 2016 are as follows:

	December 31, 2017		December 31, 2016
Advances for inventories	Ps.	1,260	Ps.	2,734
Advertising and promotional expenses paid in advance		370		171
Advances to service suppliers		268		466
Prepaid leases		218		164
Prepaid insurance		103		104
Others		206		145

	Ps.	2,425	Ps.	3,784

Advertising and promotional expenses recorded in the consolidated income statement for the years ended December 31, 2017, 2016 and 2015 amounted to Ps. 6,236, Ps. 6,578 and Ps. 4,613, respectively.

9.2 Other current financial assets

	December 31, 2017		December 31, 2016
Restricted cash	Ps.	504	Ps.	774
Derivative financial instruments (see Note 20)		233		1,917
Short term note receivable (1)		19		14

	Ps.	756	Ps.	2,705

(1)	The carrying value approximates its fair value as of December 31, 2017 and 2016.

The Company has pledged part of its cash in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2017 and 2016, the carrying of restricted cash pledged were:

	December 31, 2017		December 31, 2016
Venezuelan bolivars	Ps.	—	Ps.	183
Brazilian reais		65		73
Colombian pesos		439		518

	Ps.	504	Ps.	774

During 2016 due to a jurisdictional order with the municipal sewage system services, the Colombian authorities withheld all the cash that Coca-Cola FEMSA has in the bank account, the total amount of which was reclassified as a restricted cash according with the Company’s accounting policy.

Note 10. Investments in Associates and Joint Ventures

Details of the Company’s associates and joint ventures accounted for under the equity method at the end of the reporting period are as follows:

			Ownership Percentage		Carrying Amount
Investee	Principal Activity	Place of Incorporation	December 31, 2017	December 31, 2016	December 31, 2017		December 31, 2016
Heineken (1) (2)	Beverages	The Netherlands	14.8%	20.0%	Ps.	83,720	Ps.	105,268
Coca-Cola FEMSA:
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%		2,036		1,911
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		153		145
Estancia Hidromineral Itabirito, L.T.D.A	Bottling and distribution	Brazil	—	50.0%		—		96
Coca-Cola FEMSA Philippines, Inc. (“CCFPI”) (4)	Bottling	Philippines	—	51.0%		—		11,460
Fountain Agua Mineral, L.T.D.A	Beverages	Brazil	50.0%	50.0%		784		765
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.4%	36.4%		2,933		2,657
Industria Envasadora de Queretaro, S.A. de C.V. (“IEQSA”)	Canned bottling	Mexico	26.5%	26.5%		177		177
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		121		100
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	26.3%	26.3%		1,560		1,574
KSP Partiçipações, L.T.D.A.	Beverages	Brazil	38.7%	38.7%		117		126
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	24.7%	27.7%		3,001		3,282
UBI 3 Participações Ltda (Ades)	Beverages	Brazil	26.0%	—		391		—
Other investments in Coca-Cola FEMSA’s companies	Various	Various	Various	Various		228		64
FEMSA Comercio:
Café del Pacifico, S.A.P.I. de C.V. (Caffenio) (1)	Coffee	Mexico	40.0%	40.0%		539		493
Other investments (1) (3)	Various	Various	Various	Various		337		482

					Ps.	96,097	Ps.	128,601

(1)	Associate.
(2)	As of December 31, 2017 comprised of 8.63% of Heineken, N.V. and 12.26% of Heineken Holding, N.V., which represents an economic interest of 14.76% in Heineken Group and as of December 31, 2016, comprised of 12.53% of Heineken, N.V. and 14.94% of Heineken Holding, N.V., which represented an economic interest of 20% in Heineken Group. The Company has significant influence, mainly, due to the fact that it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken Group.
(3)	Joint ventures.
(4)	See Note 4.1.2

As mentioned in Note 4, in December 2016, Coca-Cola FEMSA through its subsidiary Spal, completed the acquisition of 100% of Vonpar. As part of this acquisition Spal increased its equity interest by 3.36% in Leao Alimentos e Bebidas, LTDA.

During 2017 the Coca-Cola FEMSA received dividends from Industria Envasadora de Queretaro, S.A. de C.V., and Promotora Mexicana de Embotelladores, S.A. de C.V. in the amount of Ps. 16 and Ps. 17, respectively.

During 2017 Coca-Cola FEMSA made capital contributions to Compañía Panameña de Bebidas, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 349 and Ps. 182, respectively, and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. On June 25, 2017, the Coca-Cola FEMSA through its Brazilian subsidiary Spal Industria Brasileria de Bebidas, S.A. sold 3.05% of their participation in Leao Alimentos e Bebidas, LTDA for an amount of Ps. 198.

On March 28, 2017 as part of AdeS acquisition the Coca-Cola FEMSA acquired indirect participations in equity method investees in Brazil and Argentina for an aggregate amount of Ps. 587. During 2017, Itabirito merged with Spal this transaction did not generated any cash flow.

As mentioned in Note 4, on December 6, 2016 the Coca-Cola FEMSA through its subsidiary Spal completed the acquisition of 100% of Vonpar. As part of acquisition Spal increase its equity interest by 3.36% in Leao Alimentos e Bebidas, LTDA.

During 2016 Coca-Cola FEMSA made capital contributions to Leao Alimentos e Bebidas, LTDA, Compañía Panameña de Bebidas, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 1,273, Ps. 419 and Ps. 376, respectively, there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2016 Coca-Cola FEMSA received dividends from Industria Envasadora de Queretaro, S.A. de C.V., and Estancia Hidromineral Itabirito, LTDA in the amount of Ps. 5 and Ps. 190, respectively.

As disclosed in Note 4.1.1, commencing on February 1, 2017, the Coca-Cola FEMSA started consolidating CCFPI’s financial results in its financial statements.

On April 30, 2010, the Company acquired an economic interest of 20% of Heineken Group. Heineken’s main activities are the production, distribution and marketing of beer worldwide. On September 18, 2017 the Company concluded the sale of a portion of its investment, representing 5.2% combined economic interest, consisting of 22,485,000 Heineken N.V. shares and 7,700,000 Heineken Holding N.V. shares at the price of €. 84.50 and €. 78.00 per share, respectively, (see Note 4.2). The Company recognized an equity income of Ps. 7,847, Ps. 6,342, and Ps. 5,879 net of taxes based on its economic interest in Heineken Group for the years ended December 31, 2017, 2016 and 2015, respectively. The economic interest for the year 2017 was 20% for the first eight months and 14.8% for the last four months and 20% for the years 2016 and 2015. The Company’s share of the net income attributable to equity holders of Heineken Group exclusive of amortization of adjustments amounted to Ps. 7,656 (€. 357 million), Ps. 6,430 (€. 308 million) and Ps. 6,567 (€. 378 million), for the years ended December 31, 2017, 2016 and 2015, respectively. Summarized financial information in respect of the associate Heineken Group accounted for under the equity method is set out below.

	December 31, 2017				December 31, 2016
	Million of				Million of
	Peso		Euro		Peso		Euro
Total current assets	Ps.	194,429	€.	8,248	Ps.	177,176	€.	8,137
Total non-current assets		772,861		32,786		679,004		31,184
Total current liabilities		246,525		10,458		226,385		10,397
Total non-current liabilities		378,463		16,055		312,480		14,351
Total equity		342,302		14,521		317,315		14,573
Equity attributable to equity holders		314,015		13,321		288,246		13,238
Total revenue and other income	Ps.	499,818	€.	22,029	Ps.	427,019	€.	20,838
Total cost and expenses		423,764		18,677		370,563		18,083
Net income	Ps.	48,850	€.	2,153	Ps.	35,636	€.	1,739
Net income attributable to equity holders		43,903		1,935		31,558		1,540
Other comprehensive income		(26,524)		(1,169)		(19,037)		(929)
Total comprehensive income	Ps.	22,326	€.	984	Ps.	16,599	€.	810
Total comprehensive income attributable to equity holders		19,989		881		13,525		660

Reconciliation from the equity of the associate Heineken Group to the investment of the Company.

	December 31, 2017				December 31, 2016
	Million of				Million of
	Peso		Euro		Peso		Euro
Equity attributable to equity holders of Heineken	Ps.	314,018	€.	13,321	Ps.	288,090	€.	13,238
Economic ownership percentage		14.76%		14.76%		20%		20%

	Ps.	46,349	€.	1,966	Ps.	57,618	€.	2,648
Effects of fair value determined by Purchase Price Allocation		16,610		705		21,495		988
Goodwill		20,761		881		26,116		1,200

Heineken investment	Ps.	83,720	€.	3,552	Ps.	105,229	€.	4,836

As of December 31, 2017 and 2016, the fair value of Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 14.8% and 20% of its outstanding shares amounted to Ps. 141,693 (€. 6,011 million) and Ps. 173,857 (€. 7,989 million) based on quoted market prices of those dates. As of April 20, 2018, issuance date of these consolidated financial statements, fair value amounted to €. 6,157 million.

During the years ended December 31, 2017, 2016 and 2015, the Company received dividends distributions from Heineken Group, amounting to Ps. 3,250, Ps. 3,263 and Ps. 2,343, respectively.

For the years ended December 31, 2017, 2016 and 2015 the total net income corresponding to the immaterial associates of Coca-Cola FEMSA was Ps. 235, Ps. 31 and Ps. 185, respectively.

For the years ended December 31, 2017, 2016 and 2015 the total net income (loss) corresponding to the immaterial joint ventures of Coca-Cola FEMSA was Ps. (175), Ps. 116 and Ps. (30), respectively.

The Company’s share of other comprehensive income from equity investees, net of taxes for the year ended December 31, 2017, 2016 and 2015 are as follows:

	2017		2016		2015
Items that may be reclassified to consolidated net income:
Valuation of the effective portion of derivative financial instruments	Ps.	252	Ps.	614	Ps.	213
Exchange differences on translating foreign operations		(2,265)		(2,842)		69

Total	Ps.	(2,013)	Ps.	(2,228)	Ps.	282

Items that may not be reclassified to consolidated net income in subsequent periods:
Remeasurements of the net defined benefit liability	Ps.	69	Ps.	(1,004)	Ps.	169

Note 11. Property, Plant and Equipment, Net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2015	Ps.	7,211	Ps.	15,791	Ps.	50,519	Ps.	12,466	Ps.	9,402	Ps.	7,872	Ps.	12,250	Ps.	1,075	Ps.	116,586
Additions		675		1,688		5,122		851		1,655		6,942		41		511		17,485
Additions from business acquisitions		30		251		870		—		—		—		862		—		2,013
Transfer of completed projects in progress		59		1,289		3,251		1,168		662		(8,143)		1,714		—		—
Transfer (to)/from assets classified as held for sale		—		—		(10)		—		—		—		—		—		(10)
Disposals		(56)		(219)		(2,694)		(972)		(103)		—		(356)		(40)		(4,440)
Effects of changes in foreign exchange rates		(595)		(1,352)		(4,330)		(1,216)		(266)		(1,004)		(23)		(848)		(9,634)
Changes in value on the recognition of inflation effects		245		503		957		295		301		91		—		229		2,621
Capitalization of borrowing costs		—		—		—		—		—		57		—		—		57

Cost as of December 31, 2015	Ps.	7,569	Ps.	17,951	Ps.	53,685	Ps.	12,592	Ps.	11,651	Ps.	5,815	Ps.	14,488	Ps.	927	Ps.	124,678

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2016	Ps. 7,569	Ps. 17,951	Ps. 53,685	Ps. 12,592	Ps. 11,651	Ps. 5,815	Ps. 14,488	Ps. 927	Ps. 124,678
Additions	328	877	6,499	73	2,236	8,667	36	367	19,083
Additions from business acquisitions	163	763	1,521	105	23	45	668	—	3,288
Changes in fair value of past acquisitions	50	—	85	—	—	—	115	—	250
Transfer of completed projects in progress	46	1,039	2,445	1,978	779	(8,493)	2,206	—	—
Transfer (to)/from assets classified as held for sale	—	—	(36)	—	—	—	—	—	(36)
Disposals	(88)	(202)	(2,461)	(574)	(139)	(2)	(474)	(19)	(3,959)
Effects of changes in foreign exchange rates	260	2,643	5,858	1,953	1,271	569	329	(132)	12,751
Changes in value on the recognition of inflation effects	854	1,470	2,710	851	122	415	—	942	7,364
Capitalization of borrowing costs	—	—	61	—	—	(38)	—	1	24

Cost as of December 31, 2016	Ps. 9,182	Ps. 24,541	Ps. 70,367	Ps. 16,978	Ps. 15,943	Ps. 6,978	Ps. 17,368	Ps. 2,086	Ps. 163,443

Cost	Land	Buildings	Machinery and Equipment	Refrigeration Equipment	Returnable Bottles	Investments in Fixed Assets in Progress	Leasehold Improvements	Other	Total
Cost as of January 1, 2017	Ps. 9,182	Ps. 24,541	Ps. 70,367	Ps. 16,978	Ps. 15,943	Ps. 6,978	Ps. 17,368	Ps. 2,086	Ps. 163,443
Additions	465	1,474	6,150	389	3,201	8,878	57	224	20,838
Additions from business acquisitions	5,115	1,634	5,988	482	3,324	821	145	—	17,509
Changes in fair value of past acquisitions	—	—	—	—	—	—	—	—	—
Transfer of completed projects in progress	6	676	3,073	1,967	558	(8,572)	2,295	(3)	—
Transfer (to)/from assets classified as held for sale	—	—	(42)	—	—	—	—	(58)	(100)
Disposals	(144)	(588)	(3,147)	(800)	(193)	—	(352)	(12)	(5,236)
Effects of changes in foreign exchange rates	(1,018)	(1,964)	(2,817)	(1,523)	(1,216)	(720)	153	(1,201)	(10,306)
Changes in value on the recognition of inflation effects	527	1,016	2,030	689	(2)	226	—	638	5,124
Venezuela deconsolidation effect(see Note 3.3)	(544)	(817)	(1,300)	(717)	(83)	(221)	—	(646)	(4,328)

Cost as of December 31, 2017	Ps. 13,589	Ps. 25,972	Ps. 80,302	Ps. 17,465	Ps. 21,532	Ps. 7,390	Ps. 19,666	Ps. 1,028	Ps. 186,944

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2015	Ps.	—	Ps.	(3,726)	Ps.	(21,382)	Ps.	(6,644)	Ps.	(5,205)	Ps.	—	Ps.	(3,614)	Ps.	(386)	Ps.	(40,957)
Depreciation for the year		—		(515)		(4,864)		(1,184)		(1,984)		—		(1,071)		(143)		(9,761)
Disposals		—		172		2,001		946		80		—		270		2		3,471
Effects of changes in foreign exchange rates		—		498		2,222		1,044		167		—		22		212		4,165
Changes in value on the recognition of inflation effects		—		(187)		(426)		(166)		(436)		—		1		(86)		(1,300)

Accumulated Depreciation as of December 31, 2015	Ps.	—	Ps.	(3,758)	Ps.	(22,449)	Ps.	(6,004)	Ps.	(7,378)	Ps.	—	Ps.	(4,392)	Ps.	(401)	Ps.	(44,382)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2016	Ps.	—	Ps.	(3,758)	Ps.	(22,449)	Ps.	(6,004)	Ps.	(7,378)	Ps.	—	Ps.	(4,392)	Ps.	(401)	Ps.	(44,382)
Depreciation for the year		—		(734)		(5,737)		(1,723)		(2,235)		—		(1,447)		(200)		(12,076)
Transfer to/(from) assets classified as held for sale		—		—		16		—		—		—		—		—		16
Disposals		—		132		2,101		672		227		—		364		9		3,505
Effects of changes in foreign exchange rates		—		(600)		(3,093)		(1,147)		(847)		—		(81)		39		(5,729)
Changes in value on the recognition of inflation effects		—		(593)		(1,101)		(521)		(33)		—		—		(306)		(2,554)

Accumulated Depreciation as of December 31, 2016	Ps.	—	Ps.	(5,553)	Ps.	(30,263)	Ps.	(8,723)	Ps.	(10,266)	Ps.	—	Ps.	(5,556)	Ps.	(859)	Ps.	(61,220)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2017	Ps.	—	Ps.	(5,553)	Ps.	(30,263)	Ps.	(8,723)	Ps.	(10,266)	Ps.	—	Ps.	(5,556)	Ps.	(859)	Ps.	(61,220)
Depreciation for the year		—		(887)		(6,928)		(2,186)		(3,365)		—		(1,562)		(685)		(15,613)
Transfer to/(from) assets classified as held for sale		—		44		7		—		—		—		—				51
Disposals		—		40		3,125		683		103		—		300		5		4,256
Effects of changes in foreign exchange rates		—		518		437		1,157		93		—		(138)		940		3,007
Venezuela deconsoldiation effect		—		481		1,186		626		56		—		—		335		2,684
Venezuela impairment		—		(257)		(841)		—		—		—		—		—		(1,098)
Changes in value on the recognition of inflation effects		—		(437)		(1,031)		(553)		(44)		—		—		(234)		(2,299)

Accumulated Depreciation as of December 31, 2017	Ps.	—	Ps.	(6,051)	Ps.	(34,308)	Ps.	(8,996)	Ps.	(13,423)	Ps.	—	Ps.	(6,956)	Ps.	(498)	Ps.	(70,232)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2015	Ps.	7,569	Ps.	14,193	Ps.	31,236	Ps.	6,588	Ps.	4,273	Ps.	5,815	Ps.	10,096	Ps.	526	Ps.	80,296

As of December 31, 2016	Ps.	9,182	Ps.	18,988	Ps.	40,104	Ps.	8,255	Ps.	5,677	Ps.	6,978	Ps.	11,812	Ps.	1,227	Ps.	102,223

As of December 31, 2017	Ps.	13,589	Ps.	19,921	Ps.	45,994	Ps.	8,469	Ps.	8,109	Ps.	7,390	Ps.	12,710	Ps.	530	Ps.	116,712

During the years ended December 31, 2016 and 2015 the Company capitalized Ps. 61 and Ps. 57, respectively of borrowing costs in relation to Ps. 99 and Ps. 993 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.5% and 4.1%, respectively. For the year ended December 31, 2017, the Company did not recognize any capitalization of borrowing costs.

For the years ended December 31, 2017, 2016 and 2015 interest expense, interest income and net foreign exchange losses and gains are analyzed as follows:

	2017		2016		2015
Interest expense, interest income and net foreign exchange	Ps.	4,602	Ps.	7,285	Ps.	8,031
Amount capitalized (1)		—		69		85

Net amount in consolidated income statements	Ps.	4,602	Ps.	7,216	Ps.	7,946

(1) Amount of interest capitalized in property, plant and equipment and intangible assets.

Commitments related to acquisitions of property, plant and equipment are disclosed in Note 25.8

Note 12. Intangible Assets

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2015	Ps	. 70,263	Ps	. 25,174	Ps.	1,514	Ps.	63	Ps.	97,014	Ps.	3,225	Ps.	1,554	Ps.	1,027	Ps.	671	Ps.	6,477	Ps.	103,491
Purchases		—		—		—		—		—		480		458		198		83		1,219		1,219
Acquisitions from business combinations		—		11,369		—		1,238		12,607		328		—		—		199		527		13,134
Transfer of completed development systems		—		—		—		—		—		1,085		(1,085)		—		—		—		—
Disposals		—		—		—		—		—		(150)		(242)		—		(77)		(469)		(469)
Effect of movements in exchange rates		(4,992)		(2,693)		(33)		(19)		(7,737)		(94)		(2)		—		(16)		(112)		(7,849)
Changes in value on the recognition of inflation effects		1,121		—		—		—		1,121		(12)		—		—		—		(12)		1,109
Capitalization of borrowing costs		—		—		—		—		—		28		—				—		28		28

Cost as of December 31, 2015	Ps.	66,392	Ps.	33,850	Ps.	1,481	Ps.	1,282	Ps.	103,005	Ps.	4,890	Ps.	683	Ps.	1,225	Ps.	860	Ps.	7,658	Ps.	110,663

Cost as of January 1, 2016	Ps.	66,392	Ps.	33,850	Ps.	1,481	Ps.	1,282	Ps.	103,005	Ps.	4,890	Ps.	683	Ps.	1,225	Ps.	860	Ps.	7,658	Ps.	110,663
Purchases		—		—		3		—		3		345		609		191		146		1,291		1,296
Acquisitions from business combinations (see Note 4)		9,602		12,276		239		1,067		23,184		318		3		—		174		495		23,679
Changes in fair value of past acquisitions		—		(2,385)		4,315		(554)		1,376		—		—		—		1,078		1,078		2,372
Transfer of completed development systems		—		—		—		—		—		304		(304)		—		—		—		—
Disposals		—		—		—		—		—		(336)		—		—		(24)		(360)		(360)
Effect of movements in exchange rates		8,124		8,116		187		392		16,819		451		(193)		—		104		362		17,181
Changes in value on the recognition of inflation effects		1,220		—		—		—		1,220		141		—		—		—		141		1,361
Capitalization of borrowing costs		—		—		—		—		—		11		—		—		—		11		11

Cost as of December 31, 2016	Ps.	85,338	Ps.	51,857	Ps.	6,225	Ps.	2,187	Ps.	145,607	Ps.	6,124	Ps.	798	Ps.	1,416	Ps.	2,338	Ps.	10,676	Ps.	156,283

Cost	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2017	Ps	. 85,338	Ps.	51,857	Ps.	6,225	Ps.	2,187	Ps.	145,607	Ps.	6,124	Ps.	798	Ps.	1,416	Ps.	2,338	Ps.	10,676	Ps.	156,283
Purchases		1,288		—		—		6		1,294		464		920		221		445		2,050		3,344
Acquisitions from business combinations (see Note 4)		4,144		140		5		—		4,289		6		—		—		80		86		4,375
Changes in fair value of past acquisitions		5,167		(7,022)		836		9		(1,010)		(188)		—		—		892		704		(306)
Transfer of completed development systems		—		—		—		—		—		412		(412)		—		—		—		—
Disposals		—		—		—		—		—		110		—		—		—		110		110
Effect of movements in exchange rates		(2,563)		(1,526)		119		91		(3,879)		175		(15)		—		52		212		(3,667)
Changes in value on the recognition of inflation effects		(727)		—		—		—		(727)		—		—		—		175		175		(552)
Venezuela deconsolidation effect																		(139)		(139)		(139)

Cost as of December 31, 2017	Ps.	92,647	Ps.	43,449	Ps.	7,185	Ps.	2,293	Ps.	145,574	Ps.	7,103	Ps.	1,291	Ps.	1,637	Ps.	3,843	Ps.	13,874	Ps.	159,448

Amortization and Impairment Losses	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Amortization as of January 1, 2015	Ps.	—	Ps.	—	Ps.	—	Ps.	(36)	Ps.	(36)	Ps.	(1,343)	Ps.	—	Ps.	(235)	Ps.	(350)	Ps.	(1,928)	Ps.	(1,964)
Amortization expense		—		—		—		—		—		(461)		—		(67)		(76)		(604)		(604)
Disposals		—		—		—		—		—		126		—		—		42		168		168
Effect of movements in exchange rates		—		—		—		—		—		59		—		—		19		78		78

Amortization as of December 31, 2015	Ps.	—	Ps.	—	Ps.	—	Ps.	(36)	Ps.	(36)	Ps.	(1,619)	Ps.	—	Ps.	(302)	Ps.	(365)	Ps.	(2,286)	Ps.	(2,322)

Amortization as of January 1, 2016	Ps.	—	Ps.	—	Ps.	—	Ps.	(36)	Ps.	(36)	Ps.	(1,619)	Ps.	—	Ps.	(302)	Ps.	(365)	Ps.	(2,286)	Ps.	(2,322)
Amortization expense		—		—		—		—		—		(630)		—		(74)		(302)		(1,006)		(1,006)
Impairment losses		—		—		—		—		—		—		—		—		—		—		—
Disposals		—		—		—		—		—		313		—		—		36		349		349
Effect of movements in exchange rates		—		—		—		—		—		(1)		—		—		(35)		(36)		(36)

Amortization as of December 31, 2016	Ps.	—	Ps.	—	Ps.	—	Ps.	(36)	Ps.	(36)	Ps.	(1,937)	Ps.	—	Ps.	(376)	Ps.	(666)	Ps.	(2,979)	Ps.	(3,015)

Amortization as of January 1, 2017	Ps.	—	Ps.	—	Ps.	—	Ps.	(36)	Ps.	(36)	Ps.	(1,937)	Ps.	—	Ps.	(376)	Ps.	(666)	Ps.	(2,979)	Ps.	(3,015)
Amortization expense		—		—		—		—		—		(961)		—		(81)		(217)		(1,259)		(1,259)
Impairment losses		—		—		—		—		—		(110)		—		—		—		(110)		(110)
Disposals		—		—		—		—		—		—		—		—		—		—		—
Venezuela deconsolidation effect		—		—		—		—		—		—		—		—		(120)		(120)		(120)
Venezuela impairment		(745)		—		—		—		(745)		—		—		—		—		—		(745)
Effect of movements in exchange rates		—		—		—		—		—		(254)		—		—		148		(106)		(106)

Amortization as of December 31, 2017	Ps.	(745)	Ps.	—	Ps.	—	Ps.	(36)	Ps.	(781)	Ps.	(3,262)	Ps.	—	Ps.	(457)	Ps.	(855)	Ps.	(4,574)	Ps.	(5,354)

Carrying Amount
As of December 31, 2015	Ps.	66,392	Ps.	33,850	Ps.	1,481	Ps.	1,246	Ps.	102,969	Ps.	3,271	Ps.	683	Ps.	923	Ps.	495	Ps.	5,372	Ps.	108,341
As of December 31, 2016	Ps.	85,338	Ps.	51,857	Ps.	6,225	Ps.	2,151	Ps.	145,571	Ps.	4,187	Ps.	798	Ps.	1,040	Ps.	1,672	Ps.	7,697	Ps.	153,268
As of December 31, 2017	Ps.	91,901	Ps.	43,449	Ps.	7,185	Ps.	2,257	Ps.	144,793	Ps.	3,841	Ps.	1,291	Ps.	1,180	Ps.	2,988	Ps.	9,300	Ps.	154,093

During the years ended December 31, 2016 and 2015 the Company capitalized Ps. 8 and Ps. 28, respectively of borrowing costs in relation to Ps. 28 and Ps. 410 in qualifying assets, respectively. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization were 4.1% and 4.1%, respectively. For the year ended December 31, 2017, the Company did not recognize any capitalization of borrowing costs.

On March 28, 2017 Coca-Cola FEMSA acquired distribution rights and other intangibles of AdeS soy-based beverages in its territories in Mexico and Colombia for an aggregate amount of Ps. 1,287. This acquisition was made to reinforce Coca-Cola FEMSA leadership position.

For the years ended 2017, 2016 and 2015, allocation for amortization expense is as follows:

	2017		2016		2015
Cost of goods sold	Ps.	132	Ps.	82	Ps.	61
Administrative expenses		627		727		407
Selling expenses		500		207		136

	Ps.	1,259	Ps.	1,016	Ps.	604

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	3 - 10
Alcohol Licenses	12 - 15

Coca-Cola FEMSA Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2017		December 31, 2016
Mexico	Ps.	56,352	Ps.	55,137
Guatemala		488		499
Nicaragua		484		532
Costa Rica		1,520		1,622
Panama		1,185		1,241
Colombia		5,824		5,988
Venezuela		—		1,225
Brazil		48,345		52,609
Argentina		50		67
Philippines		3,882		—

Total	Ps.	118,130	Ps.	118,920

Goodwill and distribution rights are tested for impairments annually.

The recoverable amounts are based on value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: volume, expected annual long-term inflation, and the weighted average cost of capital (“WACC”) used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, Coca-Cola FEMSA prepares its estimates based on the current situation of each of the CGUs.

To determine the discount rate, Coca-Cola FEMSA uses the WACC as determined for each of the cash generating units in real terms and as described in following paragraphs.

The estimated discount rates to perform impairment test for each CGU consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the businesses that are similar to those of Coca-Cola FEMSA.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of Coca-Cola FEMSA and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is estimated based on the interest bearing borrowings Coca-Cola FEMSA is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor would asses in the market for credit to the CGUs. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The key assumptions used for the value-in-use calculations are as follows:

•	Cash flows were projected based on actual operating results and the five-year business plan. Cash flows for a further five-year were forecasted maintaining the same stable growth and margins per country of the last year base. Coca-Cola FEMSA believes that this forecasted period is justified due to the non-current nature of the business and past experiences.

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•	A per CGU-specific Weighted Average Cost of Capital (“WACC”) was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes, size premium adjustments.

The key assumptions by CGU for impairment test as of December 31, 2017 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2018-2027	Expected Volume Growth Rates 2018-2027
Mexico	7.3%	5.3%	3.7%	2.2%
Colombia	9.1%	6.6%	3.1%	3.2%
Costa Rica	11.5%	7.8%	3.3%	2.7%
Guatemala	13.9%	10.7%	4.7%	7.1%
Nicaragua	16.6%	10.6%	5.0%	4.9%
Panama	8.3%	6.5%	2.3%	3.4%
Argentina	11.0%	7.3%	10.7%	3.1%
Brazil	9.7%	6.2%	4.1%	1.3%
Philippines	9.7%	5.9%	3.6%	3.4%

The key assumptions by CGU for impairment test as of December 31, 2016 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2017-2026	Expected Volume Growth Rates 2017-2026
Mexico	6.8%	6.3%	3.7%	1.2%
Colombia	7.9%	7.5%	3.2%	4.0%
Venezuela	17.5%	17.0%	117.3%	1.0%
Costa Rica	8.4%	8.3%	4.4%	4.7%
Guatemala	9.9%	9.5%	5.0%	13.2%
Nicaragua	10.6%	10.1%	4.2%	5.7%
Panama	7.8%	7.4%	3.0%	4.9%
Argentina	9.1%	8.5%	12.2%	4.1%
Brazil	8.7%	8.1%	4.4%	2.9%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

During the year ended December 31, 2017 and due to the worsened economic and operational conditions in Venezuela, Coca-Cola FEMSA has recognized an impairment for distribution rights in such country for an amount of Ps. 745, such effect has been recorded in other expenses in the consolidated financial statements.

Sensitivity to Changes in Assumptions

At December 31, 2017, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR(1)	Effect on Valuation
Mexico	+0.16%	-1.0%	Passes by 5.2x
Colombia	+0.19%	-1.0%	Passes by 2.5x
Costa Rica	+0.64%	-1.0%	Passes by 2.3x
Guatemala	+1.52%	-1.0%	Paases by 7.4x
Nicaragua	+4.27%	-1.0%	Passes by 3.1x
Panama	+0.12%	-1.0%	Passes by 12.1x
Argentina	+4.39%	-1.0%	Passes by 299x
Brazil	+0.26%	-1.0%	Passes by 3.6x
Philippines	+0.46%	-1.0%	Passes by 2.1x

(1)	Compound Annual Growth Rate (CAGR).

FEMSA Comercio Impairment Test for Cash-Generating Units Containing Goodwill

For the purpose of impairment testing, goodwill is allocated and monitored on an individual country basis by operating segment. FEMSA Comercio has integrated its cash generating units as follow: Retail Division and Health Division are integrated as Mexico, for each of them and Fuel Division includes only Mexico.

As of December 31, 2017 in Health Division there is a significant carrying amount of goodwill allocated in Chile and Colombia as a group of cash generating (South America) with a total carrying amount of Ps. 6,048.

Goodwill is tested for impairments annually.

The recoverable amounts are based on value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: sales, expected annual long-term inflation, and the weighted average cost of capital (“WACC”) used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, FEMSA Comercio prepares its estimates based on the current situation of each of the CGUs or group of CGUs.

To determine the discount rate, FEMSA Comercio uses the WACC as determined for each of the cash generating units or group of the cash generating units in real terms and as described in following paragraphs.

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU or group of CGUs consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the businesses that are similar to those of FEMSA Comercio.

The discount rates represent the current market assessment of the risks specific to each CGU or group of CGUs, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of FEMSA Comercio and its operating segments and is derived from its WACC. The WACC takes into account both debt and cost of equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is based on the interest bearing borrowings the Coca-Cola FEMSA is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor would asses in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The key assumptions used for the value-in-use calculations are as follows:

•	Cash flows were projected based on actual operating results and the five-year business plan. FEMSA Comercio believes that this forecasted period is justified due to the non-current nature of the business and past experiences.

•	Cash flows projected based on actual operating results and five-year business plan were calculated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•	A per CGU-specific Weighted Average Cost of Capital (“WACC”) was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.

The key assumptions by CGU for impairment test as of December 31, 2017 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2018-2027	Expected Volume Growth Rates 2018-2027
South America (Health Division)	6.9%	6.2%	3%	2%

The key assumptions by CGU for impairment test as of December 31, 2016 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2017-2026	Expected Volume Growth Rates 2016-2026
South America (Health Division)	7.5%	7.3%	3%	13%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). FEMSA Comercio consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2017, FEMSA Comercio performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 100 basis points in the sale’s compound annual growth rate (CAGR), concluding that no impairment would be recognized.

CGU Group	Change in WACC	Change in Sales Growth CAGR(1)	Effect on Valuation
Health Division (South America)	+0.3%	-1.0%	Passes by 7.03x

(1)	Compound Annual Growth Rate.

Note 13. Other Assets and Other Financial Assets

13.1 Other assets

	December 31, 2017		December 31, 2016
Agreement with customers	Ps.	849	Ps.	793
Long term prepaid advertising expenses		298		392
Guarantee deposits (1)		3,491		3,757
Prepaid bonuses		151		103
Advances to acquire property, plant and equipment		266		173
Recoverable taxes		1,674		1,653
Indemnifiable assets from business combinations (2)		4,510		8,081
Recoverable taxes from business combinations		458		—
Others		828		1,230

	Ps.	12,525	Ps.	16,182

(1)	As it is customary in Brazil, the Company is required to collaterize tax, legal and labor contingencies by guarantee deposits including those related to business acquisitions (see Note 25.7).
(2)	Corresponds to indemnifiable assets that are warranteed by former Vonpar owners as per the share purchase agreement.

13.2 Other financial assets

	December 31, 2017		December 31, 2016
Non-current accounts receivable	Ps.	733	Ps.	511
Derivative financial instruments (see Note 20)		10,137		14,729
Investments in other entities (1)		1,039		—
Others		164		105

	Ps.	12,073	Ps.	15,345

(1)	Investment in Venezuela subsidiary, Coca-Cola FEMSA determined that the deteriorating conditions in Venezuela had led the Company to no longer meet the accounting criteria to consolidate its Venezuelan subsidiary, the impacts of such deconsolidation are discussed in Note 3.3 above.

As of December 31, 2017 and 2016, the fair value of long term accounts receivable amounted to Ps. 707 and Ps. 541, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

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

The consolidated statements of financial positions and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2017		December 31, 2016
Balances
Due from The Coca-Cola Company (see Note 7) (1) (8)	Ps.	2,054	Ps.	1,857
Balance with BBVA Bancomer, S.A. de C.V. (2)		1,496		2,535
Balance with JP Morgan Chase & Co. (2)		6,907		—
Balance with Banco Mercantil del Norte S.A.		806		—
Grupo Industrial Saltillo S.A.B. de C.V. (3)		141		128
Due from Heineken Group (1) (3) (7)		2,673		2,622
Former shareholders of Vonpar		1,219		—
Other receivables (1) (4)		209		237

Due to The Coca-Cola Company (5) (6) (8)	Ps.	3,731	Ps.	4,454
Due to BBVA Bancomer, S.A. de C.V. (5)		352		395
Due to Caffenio (6) (7)		293		76
Due to Heineken Group (6) (7)		4,403		4,458
Other payables (6)		1,508		1,047

(1)	Presented within accounts receivable.
(2)	Presented within cash and cash equivalents.
(3)	Presented within other financial assets.
(4)	Presented within other current financial assets.
(5)	Recorded within bank loans and notes payable.
(6)	Recorded within accounts payable.
(7)	Associates.
(8)	Non controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2017 and 2016, there was no expense resulting from the uncollectibility of balances due from related parties.

Transactions	2017		2016		2015
Income:
Services to Heineken Group (1)	Ps.	3,570	Ps.	3,153	Ps.	3,396
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (3)		457		427		407
Logistic services to Jugos del Valle (1)		587		555		564
Other revenues from related parties		620		857		644

Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.	33,898	Ps.	38,146	Ps.	27,330
Purchases of raw material and beer from Heineken Group (1)		24,942		16,436		14,467
Purchase of coffee from Caffenio (1)		2,397		2,064		1,774
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (3)		4,802		4,184		3,740
Advertisement expense paid to The Coca-Cola Company (2) (4)		1,392		2,354		1,316
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		3,905		3,310		3,082
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		1,885		1,765		1,236
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (3)		40		26		68
Purchase of sugar from Beta San Miguel (3)		1,827		1,349		1,264
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V. (3)		839		759		587
Purchase of canned products from IEQSA (1)		804		798		731
Purchase of inventories to Leao Alimentos e Bebidas, L.T.D.A. (1)		4,010		3,448		3,359
Advertising paid to Grupo Televisa, S.A.B. (3)		107		193		175
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (3)		32		63		58
Donations to Fundación FEMSA, A.C. (3)		23		62		30
Donations to Difusión y Fomento Cultural, A.C. (3)		44		49		59
Interest expense paid to The Coca-Cola Company (2)		—		—		1
Other expenses with related parties		751		618		470

(1)	Associates.
(2)	Non controlling interest.
(3)	Members of the board of directors in FEMSA participate in board of directors of this entity.
(4)	Net of the contributions from The Coca-Cola Company of Ps. 4,023, Ps. 4,518 and Ps. 3,749, for the years ended in 2017, 2016 and 2015, respectively.

Commitments with related parties

Related Party	Commitment	Conditions
Heineken Group	Supply	Supply of all beer products in Mexico’s OXXO stores. The contract may be renewed for five years or additional periods. At the end of the contract OXXO will not hold exclusive contract with another supplier of beer for the next 3 years. Commitment term, Jan 1st, 2010 to Jun 30, 2020.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2017		2016		2015
Short-term employee benefits paid	Ps.	1,699	Ps.	1,510	Ps.	1,162
Postemployment benefits		48		39		42
Termination benefits		74		192		63
Share based payments		351		468		463

Note 15. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. As of December 31, 2017 and for each of the three years ended on December 31, 2017, assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets				Liabilities
Balances	Short-Term		Long-Term		Short-Term		Long-Term
As of December 31, 2017
U.S. dollars	Ps.	69,772	Ps.	148	Ps.	4,241	Ps.	73,115
Euros		25		—		1,881		23,573
Other currencies		46		1,674		340		1

Total	Ps.	69,843	Ps.	1,822	Ps.	6,462	Ps.	96,689

As of December 31, 2016
U.S. dollars	Ps.	17,796	Ps.	696	Ps.	4,540	Ps.	88,611
Euros		246		—		345		21,774
Other currencies		5		1,581		246		1,190

Total	Ps.	18,047	Ps.	2,277	Ps.	5,131	Ps.	111,575

Transactions	Revenues		Other Operating Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Asset Acquisitions		Other
For the year ended December 31, 2017
U.S. dollars	Ps.	1,909	Ps.	1,677	Ps.	16,320	Ps.	2,534	Ps.	267	Ps.	272	Ps.	4,052
Euros		—		2		87		452		23		4		20
Other currencies		—		—		—		—		12				—

Total	Ps.	1,909	Ps.	1,679	Ps.	16,407	Ps.	2,986	Ps.	302	Ps.	276	Ps.	4,072

For the year ended December 31, 2016
U.S. dollars	Ps.	4,068	Ps.	1,281	Ps.	14,961	Ps.	3,173	Ps	.182	Ps.	407	Ps.	3,339
Euros		6		—		104		355		43		—		5
Other currencies		29		150		—		150		185		—		4

Total	Ps.	4,103	Ps.	1,431	Ps.	15,065	Ps.	3,678	Ps.	410	Ps.	407	Ps.	3,348

For the year ended December 31, 2015
U.S. dollars	Ps.	1,891	Ps.	472	Ps.	11,710	Ps.	1,973	Ps.	34	Ps.	75	Ps.	2,035
Euros		—		1		2		—		2		—		37
Other currencies		20		—		—		—		—		—		204

Total	Ps.	1,911	Ps.	473	Ps.	11,712	Ps.	1,973	Ps.	36	Ps.	75	Ps.	2,276

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 20,
	2017	2016	2018
U.S. dollar	19.7354	20.6640	18.0333
Euro	23.5729	21.7741	22.9066

Note 16. Employee Benefits

The Company has various labor liabilities for employee benefits in connection with pension, seniority and post-retirement medical benefits . Benefits vary depending upon the country where the individual employees are located. Presented below is a discussion of the Company’s labor liabilities in Mexico, which comprise the substantial majority of those recorded in the consolidated financial statements.

During 2016, Coca-Cola FEMSA settled its pension plan in Colombia and consequently Coca-Cola FEMSA recognized the corresponding effects of the settlement as disclosed below. The settlement of the complementary pension plan was only for certain executive employees.

16.1 Assumptions

The Company annually evaluates the reasonableness of the assumptions used in its labor liability for post-employment and other non-current employee benefits computations.

Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for Mexico:

Mexico	December 31, 2017	December 31, 2016	December 31, 2015
Financial:
Discount rate used to calculate the defined benefit obligation	7.60%	7.60%	7.00%
Salary increase	4.50%	4.50%	4.50%
Future pension increases	3.50%	3.50%	3.50%
Healthcare cost increase rate	5.10%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 2009
Disability (2)	IMSS-97	IMSS-97	IMSS-97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

In Mexico the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of Mexican Federal Government Treasury Bonds (known as CETES in Mexico) because there is no deep market in high quality corporate obligations in Mexican pesos.

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post Retirement Medical Services		Total
2018	Ps.	611	Ps.	53	Ps.	19	Ps.	683
2019		233		52		20		305
2020		351		50		22		423
2021		263		48		24		335
2022		270		47		25		342
2023 to 2027		2,115		254		158		2,527

16.2 Balances of the liabilities for employee benefits

	December 31, 2017		December 31, 2016
Pension and Retirement Plans:
Defined benefit obligation	Ps.	7,370	Ps.	5,702
Pension plan funds at fair value		(3,131)		(2,216)

Net defined benefit liability	Ps.	4,239	Ps.	3,486

Seniority Premiums:
Defined benefit obligation	Ps.	783	Ps.	663
Seniority premium plan funds at fair value		(109)		(102)

Net defined benefit liability	Ps.	674	Ps.	561

Postretirement Medical Services:
Defined benefit obligation	Ps.	524	Ps.	460
Medical services funds at fair value		(64)		(60)

Net defined benefit liability	Ps.	460	Ps.	400

Total employee benefits	Ps.	5,373	Ps.	4,447

16.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at market value, which are invested as follows:

Type of Instrument	December 31, 2017	December 31, 2016
Fixed return:
Traded securities	18%	15%
Bank instruments	5%	4%
Federal government instruments of the respective countries	62%	63%
Variable return:
Publicly traded shares	15%	18%

	100%	100%

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

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	December 31, 2017		December 31, 2016
Debt:
Cementos Mexicanos. S.A.B. de C.V.	Ps.	—	Ps.	7
Grupo Televisa, S.A.B. de C.V.		28		45
Grupo Financiero Banorte, S.A.B. de C.V.		—		7
BBVA Bancomer S.A. de C.V.		10
El Puerto de Liverpool, S.A.B. de C.V.		30		5
Grupo Industrial Bimbo, S.A.B. de C. V.		5		19
Gentera, S.A.B. de C.V.		—		8
Capital:
Grupo Industrial Bimbo, S.A.B. de C.V.		—		6

During the years ended December 31, 2017, 2016 and 2015, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year. The plan assets include securities of the Company in portfolio fund in amount of Ps. 114, as of December 31, 2016. There are no restrictions placed on the trustee’s ability to sell those securities. As of December 31, 2017, the plan assets did not include securities of the Company in portfolio funds.

16.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement								AOCI(1)
December 31, 2017	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	341	Ps.	10	Ps.	(2)	Ps.	267	Ps.	1,060
Seniority premiums		106		—		(1)		41		46
Postretirement medical services		24		—		—		30		184

Total	Ps.	471	Ps.	10	Ps.	(3)	Ps.	338	Ps.	1,290

December 31, 2016	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	245	Ps.	45	Ps.	(61)	Ps.	224	Ps.	1,102
Seniority premiums		93		—		—		34		18
Postretirement medical services		21		—		—		24		151

Total	Ps.	359	Ps.	45	Ps.	(61)	Ps.	282	Ps.	1,270

December 31, 2015	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	233	Ps.	3	Ps.	(120)	Ps.	212	Ps.	913
Seniority premiums		88		—		(9)		32		39
Postretirement medical services		16		—		—		23		119
Post-employment Venezuela		6		—		—		9		—

Total	Ps.	343	Ps.	3	Ps.	(129)	Ps.	276	Ps.	1,071

(1)	Amounts accumulated in other comprehensive income as of the end of the period.

For the years ended December 31, 2017, 2016 and 2015, current service cost of Ps. 408, Ps. 359 and Ps. 343 has been included in the consolidated income statement as cost of goods sold, administrative and selling expenses.

Remeasurements of the net defined benefit liability recognized in accumulated other comprehensive income are as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	966	Ps.	810	Ps.	942
Actuarial losses arising from exchange rates		(2)		123		(12)
Remeasurements during the year, net of tax		295		288		(46)
Actuarial gains and (losses) arising from changes in financial assumptions		(367)		(255)		(74)

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	892	Ps.	966	Ps.	810

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in net interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

16.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2017		December 31, 2016		December 31, 2015
Pension and Retirement Plans:
Initial balance	Ps.	5,702	Ps.	5,308	Ps.	5,270
Current service cost		341		245		233
Past service cost		10		45		3
Interest expense		491		369		353
Effect on curtailment		(2)		(61)		(120)
Remeasurements of the net defined benefit obligation		263		(67)		(154)
Foreign exchange loss (gain)		(79)		150		39
Benefits paid		(550)		(287)		(316)
Acquisitions		1,194		—		—

Ending balance	Ps.	7,370	Ps.	5,702	Ps.	5,308

Seniority Premiums:
Initial balance	Ps.	663	Ps.	610	Ps.	563
Current service cost		106		93		88
Interest expense		49		41		38
Settlement		(1)		—		—
Effect on curtailment		—		—		(9)
Remeasurements of the net defined benefit obligation		28		(43)		(34)
Benefits paid		(68)		(55)		(45)
Acquisitions		6		17		9

Ending balance	Ps.	783	Ps.	663	Ps.	610

Postretirement Medical Services:
Initial balance	Ps.	460	Ps.	404	Ps.	338
Current service cost		24		22		16
Interest expense		34		27		26
Remeasurements of the net defined benefit obligation		32		30		44
Benefits paid		(26)		(23)		(20)

Ending balance	Ps.	524	Ps.	460	Ps.	404

Post-employment:
Initial balance			Ps.	135	Ps.	194
Current service cost				—		5
Certain liability cost				—		73
Reclassification to certain liability cost				(135)		—
Foreign exchange (gain)				—		(137)

Ending balance			Ps.	—	Ps.	135

16.6 Changes in the balance of plan assets

	December 31, 2017		December 31, 2016		December 31, 2015
Total Plan Assets:
Initial balance	Ps.	2,378	Ps.	2,228	Ps.	2,158
Actual return on trust assets		213		40		65
Foreign exchange loss (gain)		86		4		7
Life annuities		65		107		61
Benefits paid		(136)		(1)		(63)
Acquisitions		698		—		—

Ending balance	Ps.	3,304	Ps.	2,378	Ps.	2,228

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

The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 0.5% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 0.5% on the significant actuarial assumptions is based on a projected long-term discount rates for Mexico and a yield curve projections of long-term sovereign bonds:

+0.5%:	Income Statement	OCI (1)

Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	322	Ps.	9	Ps.	(2)	Ps.	264	Ps.	1,289
Seniority premiums		102		—		(1)		41		44
Postretirement medical services		23		—		—		33		178
Post-employment		—		—		—		—		—

Total	Ps.	447	Ps.	9	Ps.	(3)	Ps.	338	Ps.	1,511

Expected salary increase	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	355	Ps.	10	Ps.	(2)	Ps.	286	Ps.	1,496
Seniority premiums		112		—		(1)		43		42
Postretirement medical services		—		—		—		—		—
Post-employment		—		—		—		—		—

Total	Ps.	467	Ps.	10	Ps.	(3)	Ps.	329	Ps.	1,538

Assumed rate of increase in healthcare costs	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Postretirement medical services	Ps.	26	Ps.	—	Ps.	—	Ps.	33	Ps.	265

-0.5%: Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	355	Ps.	10	Ps.	(2)	Ps.	268	Ps.	1,506
Seniority premiums		111		—		(1)		40		46
Postretirement medical services		26		—		—		31		267
Post-employment		—		—		—		—		—

Total	Ps.	492	Ps.	10	Ps.	(3)	Ps.	339	Ps.	1,819

Expected salary increase
Pension and retirement plans	Ps.	323	Ps.	9	Ps.	(2)	Ps.	253	Ps.	1,291
Seniority premiums		100		—		(1)		38		56
Postretirement medical services		—		—		—		—		—
Post-employment		—		—		—		—		—

Total	Ps.	423	Ps.	9	Ps.	(3)	Ps.	291	Ps.	1,347

Assumed rate of increase in healthcare costs

Postretirement medical services	Ps.	23	Ps.	—	Ps.	—	Ps.	28	Ps.	179

(1)	Amounts accumulated in other comprehensive income as of the end of the period.

16.8 Employee benefits expense

For the years ended December 31, 2017, 2016 and 2015, employee benefits expenses recognized in the consolidated income statements as cost of goods sold, administrative and selling expenses are as follows:

	2017		2016		2015
Wages and salaries	Ps.	53,056	Ps.	39,459	Ps.	39,459
Social security costs		9,860		6,114		6,114
Employee profit sharing		1,209		1,506		1,243
Post employment benefits		815		625		493
Share-based payments		351		468		463
Termination benefits		455		503		503

	Ps.	65,746	Ps.	48,675	Ps.	48,275

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

The bonus amount is determined based on each eligible participant’s level of responsibility and based on the EVA generated by the applicable business unit the employee works for. This formula is established by considering the level of responsibility within the organization, the employees’ evaluation and competitive compensation in the market. The bonus is paid to the eligible employee on an annual basis and after withholding applicable taxes.

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

The plan is managed by FEMSA’s chief executive officer (CEO), with the support of the board of directors, together with the CEO of the respective sub-holding company. FEMSA’s Board of Directors is responsible for approving the plan’s structure, and the annual amount of the bonus. Each year, FEMSA’s CEO in conjunction with the Evaluation and Compensation Committee of the board of directors and the CEO of the respective sub-holding company determine the employees eligible to participate in the plan and the bonus formula to determine the number of shares to be received. Until 2015 the shares were vested ratably over a six year period, beginning with January 1, 2016 onwards they were ratably vest over a four year period, with retrospective effects, on existing grants recognized in 2016. FEMSA accounts for its share-based payment bonus plan as an equity-settled share based payment transaction as it will ultimately settle its obligations with its employees by issuing its own shares or those of its subsidiary Coca-Cola FEMSA.

The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust with the objective of conducting the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares, or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, on the line issuance (purchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, they would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2017, 2016 and 2015, the compensation expense recorded in the consolidated income statement amounted to Ps. 351, Ps. 468 and Ps. 463, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trust are charged to retained earnings.

As of December 31, 2017 and 2016, the number of shares held by the trust associated with the Company’s share based payment plans is as follows:

	Number of Shares
	FEMSA UBD		KOFL
	2017	2016	2017	2016
Beginning balance	3,625,171	4,246,792	1,068,327	1,160,311

Shares acquired by the administrative trust to employees	1,311,599	2,375,196	344,770	695,487

Shares released from administrative trust to employees upon vesting	(1,991,561)	(2,996,817)	(477,198)	(787,471)

Forfeitures	—	—	—	—

Ending balance	2,945,209	3,625,171	935,899	1,068,327

The fair value of the shares held by the trust as of the end of December 31, 2017 and 2016 was Ps. 673 and Ps. 712, respectively, based on quoted market prices of those dates.

Note 18. Bank Loans and Notes Payables

(in millions	At December 31,(1)										2023 and		Carrying Value at December 31,		Fair Value at December 31,		Carrying Value at December 31,
of Mexican pesos)	2018		2019		2020		2021		2022		Thereafter		2017		2017		2016(1)
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans		106		—		—		—		—		—		106		107		644
Interest rate		22.4%		—		—		—		—		—		22.4%		—		32.0%
Chilean pesos
Bank loans		770		—		—		—		—		—		770		770		338
Interest rate		3.1%		—		—		—		—		—		3.1%		—		4.3%
U.S. dollars
Bank loans		—		—		—		—		—		—		—		—		206
Interest rate		—		—		—		—		—		—		—		—		3.4%
Variable rate debt:
Colombian pesos
Bank loans		1,951		—		—		—		—		—		1,951		1,949		723
Interest rate		7.3%		—		—		—		—		—		7.3%		—		9.1%
Chilean pesos
Bank loans		3		—		—		—		—		—		3		3		1
Interest rate		6.1%		—		—		—		—		—		6.1%		—		10.0%

Total short-term debt	Ps.	2,830	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,830	Ps.	2,829	Ps.	1,912

(in millions	At December 31,(1)					2023 and	Carrying Value at December 31,	Fair Value at December 31,	Carrying Value at December 31,
of Mexican pesos)	2018	2019	2020	2021	2022	Thereafter	2017	2017	2016(1)
Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps. —	Ps. —	Ps. —	Ps. —	Ps. —	Ps. 23,449	Ps. 23,449	Ps. 24,697	Ps. 21,627
Interest rate	—	—	—	—	—	1.8%	1.8%		1.8%
U.S. dollars
Yankee bond	8,774	—	9,844	—	—	29,425	48,043	51,938	61,703
Interest rate	2.4%	—	4.6%	—	—	4.4%	4.1%		3.8%
Bank of NY (FEMSA USD 2023)	—	—	—	—	—	5,852	5,852	5,870	6,117
Interest rate (1)	—	—	—	—	—	2.9%	2.9%	—	2.9%
Bank of NY (FEMSA USD 2043)	—	—	—	—	—	13,510	13,510	14,539	14,128
Interest rate (1)	—	—	—	—	—	4.4%	4.4%	—	4.4%
Finance leases	6	5	2	—	—	—	13	13	20
Interest rate (1)	4.0%	3.8%	3.5%	—	—	—	3.8%	—	3.9%
Mexican pesos
Units of investment (UDIs)	—	—	—	—	—	—	—	—	3,245
Interest rate	—	—	—	—	—	—	—	—	4.2%
Domestic senior notes	—	—	—	2,498	—	15,981	18,479	17,035	9,991
Interest rate	—	—	—	8.3%	—	6.7%	6.9%	—	6.2%
BBrazilian reais
Bank loans	391	247	152	92	78	73	1,033	1,055	742
Interest rate	5.7%	5.8%	5.8%	5.8%	5.8%	5.8%	5.7%	—	5.3%
Notes payable(2)	—	6,707	—	—	—	—	6,707	6,430	7,022
Interest rate	—	0.4%	—	—	—	—	0.4%	—	0.4%
Chilean pesos
Bank loans	40	—	—	—	—	—	40	40	164
Interest rate	7.9%	—	—	—	—	—	7.9%	—	7.0%
Finance leases	27	28	26	17	—	—	98	98	114
Interest rate	3.8%	3.7%	3.4%	3.2%	—	—	3.5%	—	3.4%
Colombian pesos
Bank loans	728	—	—	—	—	—	728	741	758
Interest rate	9.6%	—	—	—	—	—	9.6%	—	9.6%
Finance leases	6	6	5	—	—	—	17	17	—
Interest rate	4.0%	4.0%	4.0%	—	—	—	4.2%	—	—
Subtotal	Ps. 9,972	Ps. 6,993	Ps. 10,029	Ps. 2,607	Ps. 78	Ps. 88,290	Ps. 117,969	Ps. 122,473	Ps. 125,631

(1)	All interest rates shown in this table are weighted average contractual annual rates.

(in millions	At December 31,(1)										2023 and		Carrying Value at December 31,		Fair Value at December 31,		Carrying Value at December 31,
of Mexican pesos)	2018		2019		2020		2021		2022		Thereafter		2017		2017		2016(1)
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	4,032	Ps.	—	Ps.	—	Ps.	4,032	Ps.	4,313	Ps.	4,218
Interest rate (1)		—		—		—		2.1%		—		—		2.1%		—		1.6%
Mexican pesos
Domestic senior notes		—		—		—		—		1,496		—		1,496		1,500		—
Interest rate (1)		—		—		—		—		7.7%		—		7.7%		—		—
Argentine pesos
Bank loans		—		—		—		—		—		—		—		—		40
Interest rate		—		—		—		—		—		—		—				27.8%
Brazilian reais
Bank loans		284		284		229		66		7		—		870		883		1,864
Interest rate		8.5%		8.5%		8.5%		8.5%		8.5%		—		8.5%		—		5.5%
Notes payable		10		5		—		—		—		—		15		14		26
Interest rate		0.4%		0.4%		—		—		—		—		0.4%		—		0.4%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		1,206
Interest rate		—		—		—		—		—		—		—		—		9.6%
Chilean pesos
Bank loans		494		664		1,110		732		751		385		4,136		4,135		4,351
Interest rate		4.3%		4.2%		4.1%		4.0%		4.1%		3.9%		4.1%		—		3.7%

Subtotal	Ps.	788	Ps.	953	Ps.	1,339	Ps.	4,830	Ps.	2,254	Ps.	385	Ps.	10,549	Ps.	10,845	Ps.	11,705

Total long-term debt	Ps.	10,760	Ps.	7,946	Ps.	11,368	Ps.	7,437	Ps.	2,332	Ps.	88,675	Ps.	128,518	Ps.	133,318	Ps.	137,336

Current portion of long term debt														(10,760)				(5,369)

													Ps.	117,758			Ps.	131,967

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

Hedging Derivative Financial Instruments (1)	2018		2019		2020		2021		2022		2023 and Thereafter		Total 2017		Total 2016
	(notional amounts in millions of Mexican pesos)
Cross currency swaps: Units of investments to Mexican pesos and variable rate:
Fixed to variable	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,500
Interest pay rate		—		—		—		—		—		—		—		5.9%
Interest receive rate		—		—		—		—		—		—		—		4.2%
U.S. dollars to Mexican pesos
Fixed to variable (2)		—		—		—		—		—		11,403		11,403		11,403
Interest pay rate		—		—		—		—		—		8.9%		8.9%		7.4%
Interest receive rate		—		—		—		—		—		4.0%		4.0%		4.0%
Fixed to fixed				—		9,868		—		—		9,951		19,818		19,451
Interest pay rate		—		—		9.0%		—		—		9.1%		9.1%		8.8%
Interest receive rate		—		—		3.9%		—		—		4.0%		3.9%		4.1%
U.S. dollars to Brazilian reais
Fixed to variable		8,782		6,263		4,571		—		—		—		19,617		21,210
Interest pay rate		6.3%		5.2%		6.6%		—		—		—		6.0%		11.9%
Interest receive rate		2.7%		0.4%		2.9%		—		—		—		2.0%		1.9%
Variable to variable		15,571		—		—		4,046		—		—		19,617		22,834
Interest pay rate		6.7%		—		—		6.1%		—		—		6.6		12.4%
Interest receive rate		2.6%		—		—		1.9%		—		—		2.5		2.0%
Chilean pesos
Variable to fixed		—		—		620		—		—		—		620		827
Interest pay rate		—		—		6.9%		—		—		—		6.9%		6.9%
Interest receive rate		—		—		3.9%		—		—		—		3.9%		6.2%

Interest rate swap:
Mexican pesos
Variable to fixed rate:		—		65		—		650		875		1,925		3,515		3,591
Interest pay rate		—		6.5%		—		7.6%		6.6%		5.8%		5.8%		6.4%
Interest receive rate		—		3.7%		—		3.8%		4.5%		4.5%		4.5%		5.1%
Variable to fixed rate:
Interest pay rate		—		—		—		—		—		—		—		5.9%
Interest receive rate		—		—		—		—		—		—		—		6.0%
Variable to fixed rate (2):
Interest pay rate		—		—		—		—		—		—		7.2%		7.2%
Interest receive rate		—		—		—		—		—		—		8.9%		7.4%

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 8.9% and pay a fixed rate of 7.2%; joined with a cross currency swap, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 8.9%.

For the years ended December 31, 2017, 2016 and 2015, the interest expense is comprised as follows:

	2017	2016	2015
Interest on debts and borrowings	Ps. 6,409	Ps. 5,694	Ps. 4,586
Capitalized interest	(10)	(32)	(60)
Finance charges for employee benefits	317	282	276
Derivative instruments	4,339	3,519	2,894
Finance operating charges	69	183	79
Finance charges payable under finance leases	—	—	2

	Ps. 11,124	Ps. 9,646	Ps. 7,777

In March 14, 2016, the Company issued long-term debt on the Irish Stock Exchange (ISE) in the amount of €. 1,000, which was made up of senior notes with a maturity of 7 years, a fixed interest rate of 1.75% and a spread of 155 basis points over the relevant benchmark mid-swap, for a total yield of 1.824%. The Company has designated this non-derivative financial liability as a hedge on the net investment in Heineken. For the year ended December 31, 2017, a foreign exchange loss, net of tax, has been recognized as part of the exchange differences on translation of foreign operations within the cumulative other comprehensive income of Ps. 1,259.

In August 18, 2017, Coca-Cola FEMSA partially prepaid U.S. $555 of a dollar denominated bond due in 2018, reducing the outstanding senior note to U.S. $445 with interest at a fixed rate of 2.38%.

Coca-Cola FEMSA has the following bonds: a) registered with the Mexican stock exchange: i) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27%, ii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46%, iii) Ps. 1,500 (nominal amount) with a maturity date 2022 and floating interest rate of TIIE + 0.25% and iv) Ps. 8,500 (nominal amount) with a maturity date 2027 and fixed interest rate of 7.87%; and b) registered with the SEC: i) Senior notes of U.S. $500 with interest at a fixed rate of 4.63% and maturity date on February 15, 2020, ii) Senior notes of U.S. $445 with interest at a fixed rate of 2.38% and maturity date on November 26, 2018, iii) Senior notes of U.S. $900 with interest at a fixed rate of 3.88% and maturity date on November 26, 2023 and iv) Senior notes of U.S. $600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 all of which are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”).

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

18.1 Reconciliation of liabilities arising from financing activities

	Carrying Value at December 31, 2016		Cash Flows		Non-cash flows						Carrying Value at December 31, 2017
					Acquisition		Foreign Exchange Movement		Others
Bank loans	Ps.	14,497	Ps.	(949)	Ps.	—	Ps.	190	Ps.	(69)	Ps.	13,669
Notes payable		123,859		(3,574)		—		4,954		(7,688)		117,551
Lease liabilities		892		(8)		—		—		(756)		128

Total liabilities from financing activities	Ps.	139,248	Ps.	(4,531)	Ps.	—	Ps.	5,144	Ps.	(8,513)	Ps.	131,348

	Carrying Value at December 31, 2015		Cash Flows		Non-cash flows						Carrying Value at December 31, 2016
					Acquisition		Foreign Exchange Movement		Others
Bank loans	Ps.	7,357	Ps.	(2,597)	Ps.	377	Ps.	(50)	Ps.	9,410	Ps.	14,497
Notes payable		83,945		24,234		—		15,790		(110)		123,859
Lease liabilities		562		(466)		9		—		786		892

Total liabilities from financing activities	Ps.	91,864	Ps.	21,171	Ps.	386	Ps.	15,740	Ps.	10,086	Ps.	139,248

Note 19. Other Income and Expenses

	2017		2016		2015
Gain on sale of shares (see Note 4.2)	Ps.	123	Ps.	—	Ps.	14
Gain on sale of Heineken Group shares		29,989		—		—
Gain on sale of long-lived assets		209		170		249
Sale of waste material		3		50		41
Write off-contingencies (see Note 25.5)		—		329		—
Recoveries from previous years		(35)		466		16
Insurance rebates		6		10		17
Foreign exchange gain		(4)		—		—
Consolidation of Philippines		2,830		—		—
Others		1,620		132		86

Other income	Ps.	34,741	Ps.	1,157	Ps.	423

Contingencies associated with prior acquisitions or disposals	Ps.	39	Ps.	1,582	Ps.	93
Loss on sale of equity financial assets		—		8		—
Loss on sale of other assets		148		159		—
Impairment of long-lived assets (2)		2,063		—		134
Disposal of long-lived assets (1)		451		238		416
Suppliers provisions		398		—		—
Foreign exchange losses related to operating activities		2,524		2,370		917
Non-income taxes from Colombia		636		53		30
Severance payments		363		98		285
Donations		242		203		362
Legal fees and other expenses from past acquisitions		612		241		223
Venezuela deconsolidation effect		26,123		—		—
Other		359		957		281

Other expenses	Ps.	33,958	Ps.	5,909	Ps.	2,741

(1)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(2)	Includes Venezuela impairment of Ps. 2,053 (see Note 3.3).

Note 20. Financial Instruments

Fair Value of Financial Instruments

The Company’s financial assets and liabilities that are measured at fair value are based on level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
	Level 1	Level 2	Level 1	Level 2
Derivative financial instrument (current asset)	22	211	374	1,543
Derivative financial instrument (non-current asset)	—	10,137	—	14,729
Derivative financial instrument (current liability)	26	3,921	—	264
Derivative financial instrument (non-current liability)	—	1,769	—	6,403

20.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2017 and 2016, which is considered to be level 1 in the fair value hierarchy.

	2017		2016
Carrying value	Ps.	131,348	Ps.	139,248
Fair value		136,147		140,284

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

At December 31, 2017, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount	Fair Value Liability December 31, 2017	Fair Value Asset December 31, 2017
2019	4,089	(35)	—
2020	3,669	(17)	—
2021	3,709	(103)	—
2022	875	(34)	—
2023	13,328	(77)	984

At December 31, 2016, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2016		Fair Value Asset December 31, 2016
2017	Ps.	1,250	Ps.	—	Ps.	10
2019		77		(4)		—
2021		727		(87)		—
2022		929		(35)		—
2023		13,261		(73)		1,028

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

At December 31, 2017, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2017		Fair Value Asset December 31, 2017
2018	Ps.	7,739	Ps.	(20)	Ps.	172

At December 31, 2016, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2016		Fair Value Asset December 31, 2016
2017	Ps.	8,265	Ps.	(247)	Ps.	364

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

At December 31, 2017, the Company paid a net premium of Ps. 7 millions for the following outstanding collar options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2017		Fair Value Asset December 31, 2017
2018	Ps.	266	Ps.	(5)	Ps.	17

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

At December 31, 2017, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount	Fair Value Liability 2017	Fair Value Asset December 31, 2017
2018	24,760	(3,878)	—
2019	6,263	(205)	—
2020	18,428	(927)	567
2021	4,853	(12)	24
2023	14,446	—	8,336
2026	888	(192)	—
2027	6,907	—	51

At December 31, 2016, the Company had the following outstanding cross currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability 2016		Fair Value Asset December 31, 2016
2017	Ps.	2,707	Ps.	(10)	Ps.	1,165
2018		39,262		(4,837)		3,688
2019		7,022		(265)		—
2020		19,474		(842)		798
2021		5,076		(128)		28
2023		12,670		—		9,057
2026		925		(131)		—
2027		5,476		—		125

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

The fair value of expired commodity price contract was recorded in cost of goods sold where the hedged item was recorded also in cost of goods sold.

At December 31, 2017, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Asset December 31, 2017
2018	Ps.	992	Ps.	(7)
2019		150		3

At December 31, 2016, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Asset December 31, 2016
2017	Ps.	572	Ps.	370

At December 31, 2016, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2016
2017	Ps.	74	Ps.	5

20.7 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

As disclosed in Note 4.1.2, on December 6, 2016, as part of the purchase price paid for the Coca-Cola FEMSA’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,090 million Brazilian reais (approximately Ps. 6,503 and Ps. 7,022 million as of December 31, 2017 and 2016, respectively). The promissory note bears interest at an annual rate of 0.375%, and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. The holders of the promissory note have an option, that may be exercised prior to the scheduled maturity of the promissory note, to capitalize the Mexican peso amount equivalent to the amount payable under the promissory note into a recently incorporated Mexican company which would then be merged into the Coca-Cola FEMSA in exchange for Series L shares at a strike price of Ps. 178.5 per share. Such capitalization and issuance of new Series L shares is subject to Coca-Cola FEMSA having a sufficient number of Series L shares available for issuance.

Coca-Cola FEMSA uses Black & Scholes valuation technique to measure the call option at fair value. The call option had an estimated fair value of Ps. 343 million at inception of the option and Ps. 242 million and 368 million as of December 31, 2017 and 2016, respectively. The option is recorded as part of the Promissory Note disclosed in Note 18.

Coca-Cola FEMSA estimates that the call option is “out of the money” as of December 31, 2017 and 2016 by approximately 30.4% and 35.9% or U.S. $82 million and U.S. $93 million with respect to the strike price.

20.8 Net effects of expired contracts that met hedging criteria

Type of Derivatives	Impact in Consolidated Income Statement	2017	2016	2015
Cross currency swap (1)	Interest expense	2,102	—	2,595
Cross currency swap (1)	Foreign exchange	—	—	(10,911)
Forward agreements to purchase foreign currency	Foreign exchange	1(40)	160	(180)
Commodity price contracts	Cost of goods sold	(6)	(241)	619
Options to purchase foreign currency	Cost of goods sold	—	—	(21)
Forward agreements to purchase foreign currency	Cost of goods sold	689	(45)	(523)

(1)	This amount corresponds to the settlement of cross currency swaps portfolio in Brazil presented as part of the other financial activities.

20.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2017		2016		2015
Interest rate swaps	Market value	Ps.	—	Ps.	—	Ps.	—
Cross currency swaps	gain (loss) on		—		—		(20)
Others	financial instruments		—		—		56

20.10 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2017		2016		2015
Cross-currency swaps	Market value gain on financial instruments	Ps.	(438)	Ps.	—	Ps.	204

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

Foreign Currency Risk	Change in Exchange Rate	Effect on Equity
2017
FEMSA (1)	+13% MXN/EUR	Ps.	(141)
	+8% CLP/USD		2
	-13% MXN/EUR		141
	-8% CLP/USD		(2)
Coca-Cola FEMSA	+12% MXN/USD		626
	+9% COP/USD		73
	+14% BRL/USD		234
	+10% ARS/USD		29
	-12% MXN/USD		(625)
	-9% COP/USD		(73)
	-14% BRL/USD		(234)
	-10% ARS/USD		(29)
2016
FEMSA (1)	-17% MXN/EUR	Ps.	293
	+17% MXN/EUR		(293)
	+11% CLP/USD		12
	-11% CLP/USD		(12)
Coca-Cola FEMSA	-18% BRL/USD		(203)
	+18% BRL/USD		203
	-17% MXN/USD		(916)
	+17% MXN/USD		916
	-18% COP/USD		(255)
	+18% COP/USD		255

2015
FEMSA (1)	-14% MXN/EUR		319
	+14% MXN/EUR	Ps.	(319)
	+10% CLP/USD		9
	-10% CLP/USD		(9)
	-11% MXN/USD		197
Coca-Cola FEMSA	+11% MXN/USD		(197)
	+21% BRL/USD		(387)
	+17% COP/USD		(113)
	-36% ARS/USD		231
	+36% ARS/USD		(231)
	-21% BRL/USD		387
	-17% COP/USD		113
	+17% COP/USD		(113)

(1)	Does not include Coca-Cola FEMSA.

Cross Currency Swaps (1) (2)	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2017
FEMSA (3)	+8% CLP/USD		—		373
	-8% CLP/USD		—		(373)
	+12% MXN/USD		—		3,651
	-12% MXN/USD	Ps.	—	Ps.	(3,651)
	+9% COP/USD		—		304
	-9% COP/USD		—		(304)
	+14% MXN/BRL		—		23
	-14% MXN/BRL		—		(23)
Coca-Cola FEMSA	+12% MXN/USD		3,540		—
	+14% BRL/USD		7,483		—
	-12% MXN/USD		(3,540)		—
	-14% BRL/USD		(7,483)		—
2016
	-11% CLP/USD		—		(549)
	+11% CLP/USD		—		549
	-17% MXN/USD		—		(3,836)
FEMSA (3)	+17% MXN/USD	Ps.	—	Ps.	3,836
	-18% COP/USD		—		(448)
	+18% COP/USD		—		448
Coca-Cola FEMSA	+17% MXN/USD		3,687		1,790
	+18% BRL/USD		9,559		—
	-17% MXN/USD		(3,687)		(1,790)
	-18% BRL/USD		(9,559)		—
2015
FEMSA (3)	-11% MXN/USD	Ps.	—	Ps.	(2,043)
	+11% MXN/USD		—		2,043
Coca-Cola FEMSA	-11% MXN/USD		—		(938)
	+11% MXN/USD		—		938
	-21% BRL/USD		(4,517)		(1,086)
	+21% BRL/USD		4,517		1,086

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(3)	Does not include Coca-Cola FEMSA.

Net Cash in Foreign Currency (1)	Change in Exchange Rate	Effect on Profit or Loss
2017
FEMSA (2)	+13% EUR/ +12% USD	Ps.	8,077
	-13% EUR/ -12% USD		(8,077)
Coca-Cola FEMSA	+12% USD		(553)
	-12% USD		553
2016
FEMSA (2)	+17% EUR/ +17% USD	Ps.	3,176
	-17% EUR/ -17% USD		(3,176)
Coca-Cola FEMSA	+17% USD		(105)
	-17% USD		105
2015
FEMSA (2)	+14% EUR/ +11%USD	Ps.	504
	-14% EUR/ -11%USD		(504)
Coca-Cola FEMSA	+11%USD		(1,112)
	-11%USD		1,112

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

Commodity Price Contracts (1)	Change in U.S.$ Rate	Effect on Equity
2017
Coca-Cola FEMSA	Sugar - 30%	Ps.	(32)
2016
Coca-Cola FEMSA	Sugar - 33%	Ps.	(310)
	Aluminum - 16%		(13)
2015
Coca-Cola FEMSA	Sugar - 31%	Ps.	(406)
	Aluminum - 18%		(58)

(1)	Effects on commodity price contracts are only in Coca-Cola FEMSA.

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

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

Interest Rate Swap (1)	Change in Bps.		Effect on Equity
2017
FEMSA(2)	(100 Bps.	)	Ps. (452)
Coca-Cola FEMSA	(100 Bps.	)	(234)
2016
FEMSA(2)	(100 Bps.	)	Ps. (550)
2015
FEMSA(2)	(100 Bps.	)	Ps. (542)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2017		2016		2015
Change in interest rate	+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	(251)	Ps.	(354)	Ps.	(192)

20.13 Liquidity risk

Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2017 and 2016, 64.3% and 64.5%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of better market conditions obtained by itself. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their own operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.

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

The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2017, see Note 18. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2017. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2017.

	2018		2019		2020		2021		2022		2023 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	9,961	Ps.	7,828	Ps.	10,939	Ps.	3,574	Ps.	2,532	Ps.	97,602
Loans from banks		4,915		1,239		1,480		4,917		766		414
Obligations under finance leases		49		39		33		16		—		—
Derivative financial liabilities		(3,452)		26		654		190		236		(4,831)

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

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2017 and 2016 is the carrying amounts (see Note 7).

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (CSA) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2017, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

Note 21. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2017 and 2016 is as follows:

	December 31, 2017		December 31, 2016
Coca-Cola FEMSA	Ps.	82,366	Ps.	70,293
Other		4,255		3,973

	Ps.	86,621	Ps.	74,266

The changes in the FEMSA’s non-controlling interest were as follows:

	2017		2016		2015
Balance at beginning of the year	Ps.	74,266	Ps.	60,332	Ps.	59,649
Net income of non controlling interest		(5,202)		6,035		5,593
Other comprehensive income (loss):		7,240		9,463		(2,999)
Exchange differences on translation of foreign operation		7,349		9,238		(3,110)
Remeasurements of the net defined benefits liability		30		(63)		75
Valuation of the effective portion of derivative financial instruments		(139)		288		36
Capitalization of issued shares to former owners of Vonpar in Coca-Cola FEMSA		2,867		—		—
Other acquisitions and remeasurments		(50)		1,710		1,133
Contribution from non-controlling interest		11,072		892		250
Equity instruments		—		(485)		—
Dividends		(3,622)		(3,690)		(3,351)
Share based payment		50		9		57

Balance at end of the year	Ps.	86,621	Ps.	74,266	Ps.	60,332

Non controlling accumulated other comprehensive loss is comprised as follows:

	December 31, 2017		December 31, 2016
Exchange differences on translation foreign operation	Ps.	7,150	Ps.	(199)
Remeasurements of the net defined benefits liability		(274)		(304)
Valuation of the effective portion of derivative financial instruments		56		195

Accumulated other comprehensive loss	Ps.	6,932	Ps.	(308)

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which hold Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.

Summarized financial information in respect of Coca-Cola FEMSA is set out below:

	December 31, 2017		December 31, 2016
Total current assets	Ps.	55,657	Ps.	45,453
Total non-current assets		230,020		233,803
Total current liabilities		55,594		39,868
Total non-current liabilities		89,373		110,155
Total revenue	Ps.	203,780	Ps.	177,718
Total consolidated net (loss) income		(11,654)		10,527
Total consolidated comprehensive income	Ps.	3,315	Ps.	27,171
Net cash flow from operating activities		33,323		32,446
Net cash flow from used in investing activities		(10,890)		(26,915)
Net cash flow from financing activities		(10,775)		(9,734)

Note 22. Equity

22.1 Equity accounts

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units.

As of December 31, 2017 and 2016, the capital stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

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

As of December 31, 2017 and 2016, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2017 and 2016, this reserve amounted to Ps. 596.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except when capital reductions come from restated shareholder contributions and when the distributions of dividends come from net taxable income, denominated “Cuenta de Utilidad Fiscal Neta” (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. A new Income Tax Law (LISR) went into effect on January 1, 2014; such law no longer includes the tax consolidation regime which allowed calculating the CUFIN on a consolidated basis; therefore, beginning in 2014, distributed dividends must be taken from the individual CUFIN balance of FEMSA, which can be increased with the subsidiary companies’ individual CUFINES through the transfers of dividends. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2017 amounted to Ps. 193,348. Dividends distributed to its stockholders who are individuals and foreign residents must withhold 10% for LISR purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balances as December 31, 2013.

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

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 7, 2016, the shareholders approved a dividend of Ps. 6,945 that was paid 50% on May 3, 2016 and other 50% on November 1, 2016. The corresponding payment to the non-controlling interest was Ps. 3,621.

At an ordinary shareholders’ meeting of FEMSA held on March 16, 2017, the shareholders approved a dividend of Ps. 8,636 that was paid 50% on May 5, 2017 and other 50% on November 3, 2017; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2017, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 17.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 16, 2017, the shareholders approved a dividend of Ps. 6,991 that was paid 50% on May 3, 2017 and other 50% on November 1, 2017. The corresponding payment to the non-controlling interest was Ps. 3,622.

For the years ended December 31, 2017, 2016 and 2015 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2017		2016		2015
FEMSA	Ps.	8,636	Ps.	8,355	Ps.	7,350
Coca-Cola FEMSA (100% of dividend)		6,991		6,945		6,405

For the years ended December 31, 2017 and 2016 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2017		2016
“B”	Ps.	0.43067	Ps.	0.41666
“D”		0.53833		0.52083

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2017 and 2016.

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

Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the effects of dilutive potential shares (originated by the Company’s share based payment program).

	2017				2016				2015
	Per Series “B” Shares		Per Series “D” Shares		Per Series “B” Shares		Per Series “D” Shares		Per Series “B” Shares		Per Series “D” Shares
Shares expressed in millions:
Weighted average number of shares for basic earnings per share		9,243.14		8,631.57		9,242.48		8,628.97		9,241.91		8,626.69
Effect of dilution associated with non-vested shares for share based payment plans		3.29		13.14		3.94		15.74		4.51		18.02

Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,246.42		8,644.71		9,246.42		8,644.71		9,246.42		8,644.71
Dividend rights per series (see Note 22.1)		100%		125%		100%		125%		100%		125%

Weighted average number of shares further adjusted to reflect dividend rights		9,246.42		10,805.89		9,246.42		10,805.89		9,246.42		10,805.89

Allocation of earnings, weighted		46.11%		53.89%		46.11%		53.89%		46.11%		53.89%

Net Controlling Interest Income Allocated	Ps.	19,555	Ps.	22,853	Ps.	9,748	Ps.	11,392	Ps.	8,154	Ps.	9,529

Note 24. Income Taxes

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. For sales taxes in the province of Buenos Aires, the tax rate decreased from 1.75% to 1.5% in 2018; however, in the City of Buenos Aires, the tax rate increased from 1.0% to 2.0% in 2018, and will be reduced to 1.5% in 2019, 1.0% in 2020, 0.5% in 2021 and 0.0% in 2022.

On January 1, 2018, a new tax reform became effective in the Philippines. This reform mainly (i) reduced the income tax rate imposed on individuals in approximately 65.0%, (ii) increased the income tax rate from 5.0% on net capital gains from the sale of shares traded on or outside the stock exchange that do not exceed $100,000 Philippine pesos and 10.0% when the sale of shares exceeded $100,000 Philippine pesos, to a general tax rate of 15.0% on net capital gains from the sale of shares traded outside of the stock exchange by companies and individuals that are resident and non-resident, (iii) imposed an excise tax of 6.00 Philippine pesos per liter for sweetened beverages using caloric and non-caloric sweeteners, except for high fructose corn syrup (HFCS), and 12.00 Philippine pesos per liter for sweetened beverages using HFCS, (iv) imposed the obligation to issue electronic invoices and electronic sales reports, and (v) reduced the time period for keeping books and accounting records from 10 years to three years.

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

During 2017, the Mexican government issued the Repatriation of Capital Decree which vas valid from January 19 until October 19, 2017. Through this decree, a fiscal benefit was attributed to residents in Mexico by applying an income tax of 8% (instead of the statutory rate of 30% normally applicable) to the total amount of income returned to the country resulting from foreign investments held until December 2016.

Additionally, the Repatriation of Capital Decree sustains that the benefit will solely apply to income and investments returned to the country throughout the period of the decree. The resources repatriated must be invested during the fiscal year of 2017 and remain in national territory for a period of at least two years from the return date.

Also in Brazil, starting 2016 the rates of value-added tax in certain states will be changed as follows: Mato Grosso do Sul – from 17.0% to 20.0%; Rio Grande do Sul from 18.0% to 20.0%; Minas Gerais—the tax rate will remain at 18.0% but there will be an additional 2.0% as a contribution to poverty eradication just for the sales to non-taxpayer (final consumers); Rio de Janeiro—the contribution related to poverty eradication fund will be increased from 1.0% to 2.0% effectively in April; Paraná—the rate will be reduced to 16.0% but a rate of 2.0% as a contribution to poverty eradication will be charged on sales to non-taxpayers.

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

On January 1, 2015, a general tax reform became effective in Colombia. This reform included the imposition of a new temporary tax on net equity through 2017 to Colombian residents and non-residents who own property in Colombia directly or indirectly through branches or permanent establishments. The relevant taxable base will be determined annually based on a formula. For net equity that exceeds 5.0 billion Colombian pesos (approximately U.S. $2.1 million) the rate will be 1.15% in 2015, 1.00% in 2016 and 0.40% in 2017. In addition, the tax reform in Colombia imposed that the supplementary income tax at a rate of 9.0% as contributions to social programs, which was previously scheduled to decrease to 8.0% by 2015, will remain indefinitely. Additionally, this tax reform included the imposition of a temporary contribution to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively. Finally, this reform establishes an income tax deduction of 2.0% of value-added tax paid in the acquisition or import of hard assets, such as tangible and amortizable assets that are not sold or transferred in the ordinary course of business and that are used for the production of goods or services. Some of these rules were changed again through a new tax reform introduced at the end of 2016 and be effective in 2017, as described below.

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

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2017, 2016 and 2015 are:

	2017		2016		2015
Current tax expense	Ps.	18,801	Ps.	13,548	Ps.	9,879
Deferred tax expense:
Origination and reversal of temporary differences		(7,385)		(3,947)		826
(Recognition) application of tax losses, net		(823)		(1,693)		(2,789)
Change in the statutory rate		(10)		(20)		16

Total deferred tax income		(8,218)		(5,660)		(1,947)

	Ps.	10,583	Ps.	7,888	Ps.	7,932

Recognized in Consolidated Statement of Other Comprehensive Income (OCI)

Income tax related to items charged or recognized directly in OCI during the year:	2017		2016		2015
Unrealized loss on cash flow hedges	Ps.	(191)	Ps.	745	Ps.	93
Exchange differences on translation of foreign operations		387		4,478		1,699
Remeasurements of the net defined benefit liability		(154)		(49)		49
Share of the other comprehensive income of associates and joint ventures		(1,465)		(1,385)		193

Total income tax cost recognized in OCI	Ps.	(1,423)	Ps.	3,789	Ps.	2,034

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2017, 2016 and 2015 is as follows:

	2017	2016	2015
Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(6.2%)	(2.4%)	(1.3%)
Annual inflation tax adjustment	0.4%	0.6%	(1.5%)
Difference between statutory income tax rates	1.8%	1.2%	0.4%
Repatriation of capital benefit decree	(20.2%)	—	—
Non-deductible expenses	2.4%	2.8%	3.3%
(Non-taxable) income	—	(0.4%)	(0.3%)
Hedge of a net investment in foreign operations	(1.4%)	(2.2%)	—
Effect of changes in Venezuela tax law	—	3.6%	—
Income tax credits	(1.8%)	(3.9%)	—
Philippines consolidation profit	(2.2%)	—	—
Venezuela desconsolidation effect	23.4%	—	—
Others	0.3%	(1.6%)	0.8%

	26.5%	27.6%	31.5%

Deferred Income Tax Related to:

	Consolidated Statement of Financial Position as of				Consolidated Statement of Income
	December 31, 2017		December 31, 2016		2017		2016		2015
Allowance for doubtful accounts	Ps.	(152)	Ps.	(172)	Ps.	16	Ps.	(17)	Ps.	93
Inventories		(151)		(112)		(1)		(151)		(14)
Other current assets		101		64		34		(80)		21
Property, plant and equipment, net (3)		(2,733)		(471)		(2,537)		670		(314)
Investments in associates and joint ventures		(6,989)		(1,227)		(5,094)		75		684
Other assets		254		257		(155)		234		(52)
Finite useful lived intangible assets		894		201		207		(1,506)		201
Indefinite lived intangible assets		9,957		9,376		968		7,391		84
Post-employment and other long-term employee benefits		(965)		(692)		(217)		(34)		86
Derivative financial instruments		84		255		(171)		128		165
Provisions		(3,500)		(2,956)		(557)		(411)		(8)
Temporary non-deductible provision		(222)		(3,450)		(144)		(9,118)		735
Employee profit sharing payable		(351)		(340)		(11)		(29)		(43)
Tax loss carryforwards		(10,218)		(8,889)		(823)		(1,693)		(2,789)
Tax credits to recover (2)		(2,308)		(1,150)		(705)		(1,150)		—
Accumulated other comprehensive income(1)		239		537		(224)		—		—
Exchange differences on translation of foreign operations in OCI		7,168		7,694		—		—		—
Other liabilities		(828)		59		1,220		102		(113)

Deferred tax income					Ps.	(8,194)	Ps.	(5,589)	Ps.	(1,264)
Deferred tax income net recorded in share of the profit of associates and joint ventures accounted for using the equity method						(24)		(71)		(683)

Deferred tax income, net					Ps.	(8,218)	Ps.	(5,660)	Ps.	(1,947)

Deferred income taxes, net		(9,720)		(1,016)
Deferred tax asset		(15,853)		(12,053)
Deferred tax liability	Ps.	6,133	Ps.	11,037

(1)	Deferred tax related to derivative financial instruments and remeasurements of the net defined benefit liability.
(2)	Correspond to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law as well as effects of the exchange of foreign currencies with a related and non-related parties.
(3)	As a result of the change in the application of the law, the Company recognized a deferred tax liability in Venezuela for an amount of Ps. 1,107 with their corresponding impact on the income tax of the year as disclosed in the effective tax rate reconciliation.

As a result of the change in the application of the law, the Company recognized a deferred tax liability in Venezuela for an amount of Ps. 1,107 with their corresponding impact on the income tax of the year as disclosed in the effective tax rate reconciliation. The liability was derecognized in 2017 upon deconsolidation of Coca-Cola FEMSA’s Venezuelan operations.

Deferred tax related to Accumulated Other Comprehensive Income (AOCI)

Income tax related to items charged or recognized directly in AOCI as of the year:	2017		2016
Unrealized loss on derivative financial instruments	Ps.	641	Ps.	847
Remeasurements of the net defined benefit liability		(402)		(306)

Total deferred tax loss (income) related to AOCI	Ps.	239	Ps.	541

The changes in the balance of the net deferred income tax asset are as follows:

	2017		2016		2015
Initial balance	Ps.	(1,016)	Ps.	(2,063)	Ps.	(2,635)
Deferred tax provision for the year		(8,218)		(5,660)		(1,979)
Deferred tax income net recorded in share of the profit of associates and joint ventures accounted for using the equity method		(67)		71		683
Acquisition of subsidiaries (see Note 4)		(367)		1,375		(161)
Effects in equity:
Unrealized loss on cash flow hedges		(83)		1,008		184
Exchange differences on translation of foreign operations		(1,472)		3,260		1,729
Remeasurements of the net defined benefit liability		131		(479)		121
Retained earnings of associates		(38)		(224)		(396)
Cash flow hedges in foreign investments		(540)		(618)		—
Restatement effect of the year and beginning balances associated with hyperinflationary economies		1,689		2,314		359
Deconsolidation of subsidiaries		261		—		—

Ending balance	Ps.	(9,720)	Ps.	(1,016)	Ps.	(2,063)

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

Tax Loss Carryforwards

The subsidiaries in Mexico, Colombia and Brazil have tax loss carryforwards. The tax losses carryforwards and their years of expiration are as follows:

Year	Tax Loss Carryforwards
2018	Ps.	665
2019		98
2020		111
2021		116
2022		122
2023		479
2024		86
2025		410
2026 and thereafter		10,681
No expiration (Brazil and Colombia)		16,719

	Ps.	29,487

The Company recorded certain goodwill balances due to acquisitions that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of NOLs in Brazil. NOLs in Brazil have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2017, The Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly the related deferred tax assets have been fully recognized.

The changes in the balance of tax loss carryforwards are as follows:

	2017		2016
Balance at beginning of the year	Ps.	27,452	Ps.	16,463
Reserved		—		(2)
Additions		5,673		6,349
Usage of tax losses		(3,157)		(168)
Translation effect of beginning balances		(481)		4,810

Balance at end of the year	Ps.	29,487	Ps.	27,452

There were no withholding taxes associated with the payment of dividends in either 2017, 2016 or 2015 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. The temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized, aggregate to Ps. 41,915 (December 31, 2016: Ps. 41,204 and December 31, 2015: Ps. 44,082).

24.2 Recoverable taxes

Recoverable taxes are mainly integrated by higher provisional payments of income tax during 2017 in comparison to prior year, which will be compensated during 2018.

The operations in Guatemala, Panama, Philippines and Colombia are subject to a minimum tax, which is based primary on a percentage of assets and gross margin, except in the case of Panama. Any payments are recoverable in future years, under certain conditions.

Note 25. Other Liabilities, Provisions, Contingencies and Commitments

25.1 Other current financial liabilities

	December 31, 2017		December 31, 2016
Sundry creditors	Ps.	9,116	Ps.	7,244
Derivative financial instruments (see Note 20)		3,947		264
Others		16		75

Total	Ps.	13,079	Ps.	7,583

The carrying value of short-term payables approximates its fair value as of December 31, 2017 and 2016.

25.2 Provisions and other long term liabilities

	December 31, 2017		December 31, 2016
Provisions	Ps.	12,855	Ps.	16,428
Taxes payable		458		508
Others		1,233		1,457

Total	Ps.	14,546	Ps.	18,393

25.3 Other financial liabilities

	December 31, 2017		December 31, 2016
Derivative financial instruments (see Note 20)	Ps.	1,769	Ps.	6,403
Security deposits		1,028		917

Total	Ps.	2,797	Ps.	7,320

25.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies, and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these loss contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as of December 31, 2017 and 2016:

	December 31, 2017		December 31, 2016
Indirect taxes	Ps.	6,836	Ps.	11,065
Labor		2,723		2,578
Legal		3,296		2,785

Total	Ps.	12,855	Ps.	16,428

25.5 Changes in the balance of provisions recorded

25.5.1 Indirect taxes

	December 31, 2017		December 31, 2016		December 31, 2015
Balance at beginning of the year	Ps.	11,065	Ps.	1,725	Ps.	2,271
Penalties and other charges		362		173		21
New contingencies (see Note 19)		91		768		84
Contingencies added in business combination (1)		861		7,840		—
Cancellation and expiration		(796)		(106)		(205)
Payments		(947)		(6)		(214)
Brazil amnesty adoption		(3,321)		—		—
Effects of changes in foreign exchange rates		(479)		671		(232)

Balance at end of the year	Ps.	6,836	Ps.	11,065	Ps.	1,725

25.5.2 Labor

	December 31, 2017		December 31, 2016		December 31, 2015
Balance at beginning of the year	Ps.	2,578	Ps.	1,372	Ps.	1,587
Penalties and other charges		56		203		210
New contingencies		283		397		44
Contingencies added in business combination (1)		—		500		—
Cancellation and expiration		(32)		(186)		(102)
Payments		(92)		(336)		(114)
Effects of changes in foreign exchange rates		(69)		628		(253)
Venezuela deconsolidation effect		(1)		—		—

Balance at end of the year	Ps.	2,723	Ps.	2,578	Ps.	1,372

25.5.3 Legal

	December 31, 2017		December 31, 2016		December 31, 2015
Balance at beginning of the year	Ps.	2,785	Ps.	318	Ps.	427
Penalties and other charges		121		34		—
New contingencies		186		196		—
Contingencies added in business combination (1)		783		2,231		—
Cancellation and expiration		(16)		(46)		(33)
Payments		(417)		(81)		—
Brazil amnesty adoption		7		—		—
Effects of changes in foreign exchange rates		(151)		133		(76)
Venezuela deconsolidation effect		(2)		—		—

Balance at end of the year	Ps.	3,296	Ps.	2,785	Ps.	318

(1)	Coca-Cola FEMSA recognized an amount of Ps. 7,840 corresponding to tax claims with local Brazil IRS (including a contingency of Ps. 5,321 related to the deductibility of a tax goodwill balance). The remaining contingencies relate to multiple claims with loss expectations assessed by management and supported by the analysis of legal counsels as possible, the total amount of contingencies guaranteed agreements amounts to Ps. 8,081. During 2017, Coca-Cola FEMSA took advantage of a Brazilian tax amnesty program. The settlement of certain outstanding matters under that amnesty program generated a benefit of Ps. 1,874 which has been offset against the corresponding indemnifiable assets.

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2017 is Ps. 70,830. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

Included in this amount Coca-Cola FEMSA has tax contingencies, most of which are related to its Brazilian operations, amounting to approximately Ps. 51,014, with loss expectations assessed by management and supported by the analysis of legal counsel consider as possible. Among these possible contingencies, are Ps. 12,346 in various tax disputes related primarily to credits for ICMS (VAT) and Ps. 33,217 related to tax credits of IPI over raw materials acquired from Free Trade Zone Manaus. Possible claims also include Ps. 4,787 related to compensation of federal taxes not approved by the IRS (Tax authorities) and Ps. 664 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (VAT), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court. In addition, the Company has Ps. 6,272 in unsettled indirect tax contingencies regarding indemnification accorded with Heineken Group over FEMSA Cerveza. These matters are related to different Brazilian federal taxes which are pending final decision.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

25.7 Collateralized contingencies

As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 9,433, Ps. 8,093 and 3,569 as of December 31, 2017, 2016 and 2015, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies (see Note 13).

25.8 Commitments

As of December 31, 2017, the Company has contractual commitments for finance leases for computer equipment and operating leases for the rental of production machinery and equipment, distribution and computer equipment, and land for FEMSA Comercio’s operations.

The contractual maturities of the operating lease commitments by currency, expressed in Mexican pesos as of December 31, 2017, are as follows:

	Mexican Pesos		U.S. Dollars		Others
Not later than 1 year	Ps.	6,553	Ps.	426	Ps.	5,700
Later than 1 year and not later than 5 years		21,922		3,145		22,104
Later than 5 years		29,307		280		10,226

Total	Ps.	57,782	Ps.	3,851	Ps.	38,030

Rental expense charged to consolidated net income was Ps. 9,468, Ps. 8,202 and Ps. 6,088 for the years ended December 31, 2017, 2016 and 2015, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2017 Minimum Payments		Present Value of Payments		2016 Minimum Payments		Present Value of Payments
Not later than 1 year	Ps.	41	Ps.	34	Ps.	32	Ps.	(68)
Later than 1 year and not later than 5 years		91		82		103		83
Later than 5 years		—		—		—		97

Total mínimum lease payments		132		116		135		112
Less amount representing finance charges		16		—		23		—
Present value of minimum lease payments		116		116		112		112

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

a)	By Business Unit:

2017	Coca-Cola FEMSA		FEMSA Comercio-Retail Division		FEMSA Comercio- Health Division		FEMSA Comercio- Fuel Division		Heineken Investment		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	203,780	Ps.	154,204	Ps.	47,421	Ps.	38,388	Ps.	—	Ps.	35,357	Ps.	(18,694)	Ps.	460,456
Intercompany revenue		4,678		198		—		—		—		13,818		(18,694)		—
Gross profit		91,685		58,245		14,213		2,767		—		7,186		(3,828)		170,268
Administrative expenses		—		—		—		—		—		—		—		16,512
Selling expenses		—		—		—		—		—		—		—		111,456
Other income		—		—		—		—		—		—		—		34,741
Other expenses		—		—		—		—		—		—		—		33,959
Interest expense		8,810		1,317		685		156		—		2,359		(2,203)		11,124
Interest income		887		298		23		47		23		2,491		(2,203)		1,566
Other net finance expenses (3)		—		—		—		—		—		—		—		6,342
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		(7,162)		11,518		956		146		30,000		4,472		(64)		39,866

Income taxes	4,554	734	434	23	(5,132)	9,970	—	10,583
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	60	5	—	—	7,847	11	—	7,923

Consolidated net income	—	—	—	—	—	—	—	37,206

Depreciation and amortization (2)	11,657	4,403	942	118	—	545	—	17,665
Non-cash items other than depreciation and amortization	1,714	296	31	18	—	255	—	2,314

Investments in associates and joint ventures	11,500	642	—	—	83,720	235	—	96,097
Total assets	285,677	68,820	38,496	4,678	76,555	150,816	(36,501)	588,541
Total liabilities	144,968	49,696	25,885	4,091	1,343	62,147	(36,501)	251,629
Investments in fixed assets (4)	14,612	8,563	774	291	—	1,311	(371)	25,180

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2016	Coca-Cola FEMSA		FEMSA Comercio-Retail Division		FEMSA Comercio- Health Division		FEMSA Comercio- Fuel Division		Heineken Investment		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	177,718	Ps.	137,139	Ps.	43,411	Ps.	28,616	Ps.	—	Ps.	29,491	Ps.	(16,868)	Ps.	399,507
Intercompany revenue		4,269		—		—		—		—		12,599		(16,868)		—
Gross profit		79,662		50,990		12,738		2,248		—		6,114		(3,548)		148,204
Administrative expenses		—		—		—		—		—		—		—		14,730
Selling expenses		—		—		—		—		—		—		—		95,547
Other income		—		—		—		—		—		—		—		1,157
Other expenses		—		—		—		—		—		—		—		5,909
Interest expense		7,473		809		654		109		—		1,580		(979)		9,646
Interest income		715		246		31		37		20		1,229		(979)		1,299
Other net finance expenses (3)		—		—		—		—		—		—		—		3,728
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		14,308		11,046		914		182		9		2,218		(121)		28,556

Income taxes	3,928	719	371	16	3	2,851	—	7,888
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	147	15	—	—	6,342	3	—	6,507

Consolidated net income	—	—	—	—	—	—	—	27,175

Depreciation and amortization (2)	8,666	3,736	855	92	—	360	—	13,709
Non-cash items other than depreciation and amortization	2,908	288	8	17	—	630	—	3,851
Investments in associates and joint ventures	22,357	611	—	—	105,229	404	—	128,601
Total assets	279,256	59,740	35,862	3,649	108,976	90,429	(32,289)	545,623
Total liabilities	150,023	42,211	24,368	3,132	7,132	64,876	(32,289)	259,453
Investments in fixed assets (4)	12,391	7,632	474	299	—	1,671	(312)	22,155

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2015	Coca-Cola FEMSA		FEMSA Comercio-Retail Division		FEMSA Comercio- Health Division		FEMSA Comercio- Fuel Division		Heineken Investment		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	152,360	Ps.	119,884	Ps.	13,053	Ps.	18,510	Ps.	—	Ps.	22,774	Ps.	(14,992)	Ps.	311,589
Intercompany revenue		3,794		46		—		—		—		11,152		(14,992)		—
Gross profit		72,030		43,649		3,688		1,420		—		5,334		(2,942)		123,179
Administrative expenses		—		—		—		—		—		—		—		11,705
Selling expenses		—		—		—		—		—		—		—		76,375
Other income		—		—		—		—		—		—		—		423
Other expenses		—		—		—		—		—		—		—		(2,741)
Interest expense		(6,337)		(612)		(148)		(78)		—		(1,269)		667		(7,777)
Interest income		414		149		8		35		18		1,067		(667)		1,024
Other net finance expenses (3)		—		—		—		—		—		—		—		(865)
Income before income taxes and share of the profit of associates and joint ventures accounted for using the equity method		14,725		9,714		416		164		8		208		(72)		25,163

Income taxes	4,551	859	97	28	2	2,395	—	7,932
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes	155	(10)	—	—	5,879	21	—	6,045

Consolidated net income	—	—	—	—	—	—	—	23,276

Depreciation and amortization (2)	7,144	3,132	204	63	—	282	—	10,825
Non-cash items other than depreciation and amortization	1,443	296	(16)	17	—	326	—	2,066

Investments in associates and joint ventures	17,873	744	—	19	92,694	401	—	111,731
Total assets	210,249	44,677	22,534	3,230	95,502	49,213	(16,073)	409,332
Total liabilities	101,514	30,661	14,122	2,752	4,202	30,298	(16,073)	167,476
Investments in fixed assets (4)	11,484	5,731	317	228	—	1,448	(323)	18,885

(1)	Includes other companies (see Note 1) and corporate.
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; loss on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

b)	By Geographic Area:

The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia, Chile and Venezuela). Venezuela operates in an economy with exchange controls and hyper-inflation; and as a result, it is not aggregated into the South America area, (iii) Europe (comprised of the Company’s equity method investment in Heineken Group) and (iv) the Asian division comprised of Philippines commencing on February 1, 2017, started to consolidated in the Company financial statements. The Company’s results for 2017 reflect a reduction in the share of the profit of associates and joint ventures accounted for using the equity method, net of taxes, as a result of this consolidation (see Note 4.1.2).

Geographic disclosure for the Company is as follow:

2017	Total Revenues		Total Non Current Assets
Mexico and Central America (1)	Ps.	301,463	Ps.	176,174
Asia (2)		20,524		17,233
South America (3)		135,608		130,225
Venezuela		3,932		1
Europe		—		83,720
Consolidation adjustments		(1,071)		—

Consolidated	Ps.	460,456	Ps.	407,353

2016	Total Revenues		Total Non Current Assets
Mexico and Central America (1)	Ps.	267,732	Ps.	176,613
South America (3)		113,937		138,549
Venezuela		18,937		7,281
Europe		—		105,229
Consolidation adjustments		(1,099)		—

Consolidated	Ps.	399,507	Ps.	427,672

2015	Total Revenues		Total Non Current Assets
Mexico and Central America (1)	Ps.	228,563	Ps.	158,506
South America (2)		74,928		67,568
Venezuela		8,904		3,841
Europe		—		92,694
Consolidation adjustments		(806)		—

Consolidated	Ps.	311,589	Ps.	322,609

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 288,783, Ps. 254,643 and Ps. 218,809 during the years ended December 31, 2017, 2016 and 2015, respectively. Domestic (Mexico only) non-current assets were Ps. 170,547 and Ps. 168,976, as of December 31, 2017, and December 31, 2016, respectively.
(2)	South America includes Brazil, Argentina, Colombia, Chile and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 64,345, Ps. 48,924 and Ps. 39,749 during the years ended December 31, 2017, 2016 and 2015, respectively. Brazilian non-current assets were Ps. 89,137 and Ps. 97,127, as of December 31, 2017 and December 31, 2016, respectively. South America revenues include Colombia revenues of Ps. 17,545, Ps. 17,027 and Ps. 14,283 during the years ended December 31, 2017, 2016 and 2015, respectively. Colombia non-current assets were Ps. 18,396 and Ps. 18,835, as of December 31, 2017 and December 31, 2016, respectively. South America revenues include Argentina revenues of Ps. 13,938, Ps. 12,340 and Ps. 14,004 during the years ended December 31, 2017, 2016 and 2015, respectively. Argentina non-current assets were Ps. 3,052 and Ps. 3,159, as of December 31, 2017 and December 31, 2016, respectively. South America revenues include Chile revenues of Ps. 40,660 and Ps. 36,631 during the year ended December 31, 2017 and 2016, respectively. Chile non-current assets were Ps. 19,590 and Ps. 19,367, as of December 31, 2017 and 2016, respectively.

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

IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued the IFRS 15 Revenue from Contracts with Customers, which establishes a 5-step model to determine the timing and amount to be applied when recognizing revenues from contracts with customers. The new standard replaces existing revenue recognition guidelines, including the IAS 18 Revenue, IAS 11 Construction Contracts and IFRIC 13 Customer Loyalty Programmes.

The standard is effective for annual periods beginning on January 1, 2018 and its earlier adoption is permitted. The standard permits to elect between the retrospective method and modified retrospective approach. The Company plans to adopt the IFRS 15 in its consolidated financial statements on January 1, 2018 using modified retrospective approach (prospective method).

The transition considerations that the Company takes into account by applying the modified retrospective approach (prospective method) in the adoption of the IFRS 15 involve the recognition of the cumulative effect of the adoption of the IFRS 15 as of January 1, 2018; consequently, there is no obligation under this method to restate the comparative financial information for the years ended December 31, 2016 and 2017, nor to adjust the amounts that arise as a result of the accounting differences between the current accounting standard IAS 18 and the new standard, IFRS 15.

The Company has conducted a qualitative and quantitative evaluation of the impacts that the adoption of the IFRS 15 will have in its consolidated financial statements. The evaluation includes, among others, the following activities:

•	Analysis of contracts with customers and their main characteristics;

•	Identification of the performance obligations included in such contracts;

•	Determination of the transaction price and the effects derived from variable consideration;

•	Allocation of the transaction price to each performance obligation;

•	Analysis of the timing when the revenue should be recognized, either at a point in time or over time, as appropriate;

•	Analysis of the disclosures required by the IFRS 15 and their impacts on internal processes and controls; and

•	Analysis of the potential costs of obtaining and fulfilling contracts with customers that should be capitalized in accordance with the requirements of the new IFRS 15.

As of today, the Company has completed the analysis of the new standard and has concluded that there will be no significant impacts on the consolidated financial statements derived from the adoption of the IFRS 15. However, IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and significantly increases the volume of disclosures required in the consolidated financial statements . In 2017 the Company developed and started testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

As of December 31, 2017, the consolidated and business unit level accounting policies in regards to revenue recognition have been modified and approved by the Company’s Board of Directors, with the objective that these are fully implemented effective as of January 1, 2018, which will establish the new basis of accounting for revenues from contracts with customers under IFRS 15. Similarly, the Company has analyzed and evaluated the aspects related to internal control derived from IFRS 15 adoption, with the objective of ensuring that the Company’s internal control environment is appropriate for financial reporting purposes once the standard is adopted.

IFRS 9, Financial Instruments

IFRS 9 Financial Instruments, sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 contains a new classification and measurement approach for financial assets that reflects the business model in which assets and cash flow are managed. IFRS 9 contains three principal classification categories for financial assets: measured at amortized cost, FVOCI and FVTPL. The standard eliminates the existing IAS 39 categories of held to maturity, loans and receivables and available for sale.

IFRS 9 replaces the ‘incurred loss’ model in IAS 39 with a forward-looking ‘expected credit loss’ (ECL) model. This will require considerable judgement about how changes in economic factors affect ECLs, which will be determined on a probability-weighted basis. The new impairment model will apply to financial assets measured at amortized cost and FVOCI, except for investments in equity instruments, and to contract assets.

Furthermore, IFRS 9 requires the Company to ensure that hedge accounting relationships are aligned with the Group’s risk management objectives and strategy and to apply a more qualitative and forward-looking approach to assessing hedge effectiveness. IFRS 9 also introduces new requirements on rebalancing hedge relationships and prohibits voluntary discontinuation of hedge accounting. IFRS 9 largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

This standard is effective for annual periods beginning on or after January 1, 2018 and the Company plans to adopt IFRS 9 in its consolidated financial statements on January 1, 2018. For Hedge Accounting, IFRS 9 will be adopted prospectively. Regarding Classification and Measurement, the Company will not reestablish financial information for the comparative year given that the business models of financial assets will not originate any accounting difference between the adoption and comparative year. Therefore the comparative figures under IFRS 9 and IAS 39 will be consistent. In relation to Impairment, the adoption approach will be prospective; however, financial information will not be reestablished for comparative periods (year ended December 31, 2017 and 2016).

The Company performed a qualitative and quantitative assessment of the impacts of IFRS 9. The activities that have been carried out are:

•	Review and documentation of the business models for managing financial assets, accounting policies, processes and internal controls related to financial instruments.

•	Analysis of financial assets and the impact of the expected loss model required under IFRS 9.

•	Update of documentation of the hedging relationships, as well as the policies for hedge accounting, and internal controls.

•	Determination of the model to compute the loss allowances based on the Expected Loss model.

•	Analysis of the new disclosures required by IFRS 9 and its impacts on internal processes and controls for the Company.

The Company has carried out an analysis for the business models that best suit the current management of its financial assets.

For classification and measurement and hedge accounting there were no significant changes identified, except those related to the documentation of the business model and their cash flow characteristics. There was also a need to update the hedge relationships documentation. Therefore, no significant impacts are expected in the financial information that require adjustments for the adoption of IFRS 9 in the consolidated financial statements in relation to the Classification, Measurement and Hedge Accounting.

An analysis was carried out to determine the impact of the new Expected Credit Loss model of financial assets to calculate the provisions that should be recorded. An increase is not expected for the provisions of financial assets under the new standard because the accounts receivable are characterized by recovering in the short term, which results in estimates of expected loss that converge to the provisions under IAS 39.

As of December 31, 2017, the Company has defined policies and procedures for the adoption of the new standard, strengthening the control of information, and has prepared Manuals and Processes for Operation, Management and Risk Management. The consolidated and business unit level accounting policies regarding IFRS 9 have been modified and approved by the Company’s Board of Directors, with the objective that these are fully implemented effective as of January 1, 2018.

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 Leases, with which it introduces a unique accounting lease model for lessees. The lessee recognizes an asset by right of use that represents the right to use the underlying asset and a lease liability that represents the obligation to make lease payments.

The standard is effective for the annual periods started on January 1, 2019. Early adoption is permitted for entities applying IFRS 15 on the initial application date. The Company plans to adopt the new IFRS 16 in its consolidated financial statements on January 1, 2019, using the modified retrospective approach (prospective method).

The transition considerations required to be taken into account by the Company by the modified retrospective approach that it will use to adopt the new IFRS 16 involve recognizing the cumulative effect of the adoption of the new standard as from January 1, 2019. For this reason, the financial information will not be reestablished by the exercises to be presented (exercises completed as of December 31, 2017 and 2018). Likewise, as of the transition date of IFRS 16 (January 1, 2019), the Company may elect to apply the new definition of “leasing” to all contracts, or to apply the practical file of “Grandfather” and continue to consider as contracts for leasing those who qualified as such under the previous accounting rules “IAS 17 – Leases” and “IFRIC 4 – Determination of whether a contract contains a lease”.

Currently, the Company is conducting a qualitative and quantitative assessment of the impacts that the adoption of IFRS 16 will originate in its consolidated financial statements. The evaluation includes, among others, the following activities:

•	Detailed analysis of the leasing contracts and the characteristics of the same that would cause an impact in the determination of the right of use and the financial liabilities;

•	Identification of the exceptions provided by IFRS 16 that may apply to the Company;

•	Identification and determination of costs associated with leasing contracts;

•	Identification of currencies in which lease contracts are denominated;

•	Analysis of renewal options and improvements to leased assets, as well as amortization periods;

•	Analysis of the revelations required by the IFRS 16 and the impacts of the same in internal processes and controls of the Company; and

•	Analysis of the interest rate used in determining the present value of the lease payments of the different assets for which a right of use must be recognized.

The main impacts at a consolidated level, as well as the business unit level are derived from the recognition of leased assets as rights of use and liabilities for the obligation to make such payments. In addition, the linear operating lease expense is replaced by a depreciation expense for the right to use the assets and the interest expense of the lease liabilities that will be recognized at present value.

Based on the analysis carried out by the Company, FEMSA Comercio’s business units will particularly generate a significant effect on the Company’s consolidated financial statements as a result of the number of leases in effect as of the date of analysis, as well as an increase of them on daily basis.

At the date of issuance of these consolidated financial statements, the Company still has not decided whether or not to use the optional exemptions or practical files that the new standard allows, so it is still in the process of quantifying the impact of the adoption of IFRS 16 on the consolidated financial statements of the Company.

Annual Improvements 2014-2016 Cycle (issued in December 2016)

These improvements include:

IFRS 2, Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company does not expect the effect of the amendments to be significant to its consolidated financial statements.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognises the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the transaction date for each payment or receipt of advance consideration. Entities may apply the amendments on a fully retrospective basis.

Alternatively, an entity may apply the Interpretation prospectively to all assets, expenses and income in its scope that are initially recognised on or after:

i)	The beginning of the reporting period in which the entity first applies the interpretation; or

ii)	The beginning of a prior reporting period presented as comparative information in the financial statements of the reporting period in which the entity first applies the interpretation.

The Interpretation is effective for annual periods beginning on or after 1 January 2018. Early application of the interpretation is permitted and must be disclosed. However, since the Company’s current practice is in line with the Interpretation, the Company does not expect any effect on its consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

i)	Whether an entity considers uncertain tax treatments separately;

ii)	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

iii)	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

iv)	How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available. The Company is still in the process of quantifying the impact of the adoption of the IFRIC 23 in the consolidated financial statements.

Note 28. Subsequent Events

In January, 2018, Eduardo Padilla Silva replaced Carlos Salazar Lomelin as the Company’s Chief Executive Officer.

On March 7, 2018, the Company’s Board of Directors agreed to propose the payment of a cash ordinary dividend in the amount of Ps. 9,221 to be paid in two equal installments as of May 4, 2018 and November 6, 2018. This ordinary dividend was approved by the Annual Shareholders meeting on March 16, 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Executive Board of Heineken N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Heineken N.V. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated income statements, consolidated statements of comprehensive income, cash flows and changes in equity, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands

February 9, 2018

We have served as the Company’s auditor since 2015.

Financial statements

Consolidated Income Statement

	Note	2017	2016	2015
For the year ended 31 December
In millions of €
Revenue	5	21,888	20,792	20,511

Other income	8	141	46	411

Raw materials, consumables and services	9	(13,540)	(13,003)	(12,931)
Personnel expenses	10	(3,550)	(3,263)	(3,322)
Amortisation, depreciation and impairments	11	(1,587)	(1,817)	(1,594)
Total expenses		(18,677)	(18,083)	(17,847)
Operating profit		3,352	2,755	3,075
Interest income	12	72	60	60
Interest expenses	12	(468)	(419)	(412)
Other net finance income/(expenses)	12	(123)	(134)	(57)
Net finance expenses		(519)	(493)	(409)
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	16	75	150	172
Profit before income tax		2,908	2,412	2,838
Income tax expense	13	(755)	(673)	(697)
Profit		2,153	1,739	2,141
Attributable to:
Equity holders of the Company (net profit)		1,935	1,540	1,892
Non-controlling interests		218	199	249
Profit		2,153	1,739	2,141

Weighted average number of shares – basic	23	570,074,335	569,737,210	572,292,454
Weighted average number of shares – diluted	23	570,652,111	570,370,392	572,944,188
Basic earnings per share (€)	23	3.39	2.70	3.31
Diluted earnings per share (€)	23	3.39	2.70	3.30

Financial statements

Consolidated Statement of Comprehensive Income

	Note	2017	2016	2015
For the year ended 31 December
In millions of €
Profit		2,153	1,739	2,141
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss:
Actuarial gains and losses	24	64	(252)	95
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	24	(1,485)	(908)	(43)
Recycling of currency translation differences to profit or loss	24	59	—	129
Effective portion of net investment hedges	24	26	44	15
Effective portion of changes in fair value of cash flow hedges	24	109	6	23
Effective portion of cash flow hedges transferred to profit or loss	24	(3)	41	24
Net change in fair value available-for-sale investments	24	68	140	43
Recycling of fair value of available-for-sale investments to profit or loss		—	—	(16)
Share of other comprehensive income of associates/joint ventures	24	(7)	—	7
Other comprehensive income, net of tax	24	(1,169)	(929)	277
Total comprehensive income		984	810	2,418

Attributable to:
Equity holders of the Company		881	660	2,150
Non-controlling interests		103	150	268
Total comprehensive income		984	810	2,418

Financial statements

Consolidated Statement of Financial Position

	Note	2017	2016
As at 31 December
In millions of €
Assets
Property, plant and equipment	14	11,117	9,232
Intangible assets	15	17,670	17,424
Investments in associates and joint ventures	16	1,841	2,166
Other investments and receivables	17	1,113	1,077
Advances to customers		277	274
Deferred tax assets	18	768	1,011
Total non-current assets		32,786	31,184
Inventories	19	1,814	1,618
Trade and other receivables	20	3,496	3,052
Prepayments		399	328
Current tax assets		64	47
Cash and cash equivalents	21	2,442	3,035
Assets classified as held for sale	7	33	57
Total current assets		8,248	8,137
Total assets		41,034	39,321

Equity
Share capital	22	922	922
Share premium	22	2,701	2,701
Reserves		(2,129)	(1,173)
Retained earnings		11,827	10,788
Equity attributable to equity holders of the Company		13,321	13,238
Non-controlling interests	22	1,200	1,335
Total equity		14,521	14,573
Liabilities
Loans and borrowings	25	12,301	10,954
Tax liabilities		—	3
Employee benefits	26	1,289	1,420
Provisions	28	970	302
Deferred tax liabilities	18	1,495	1,672
Total non-current liabilities		16,055	14,351
Bank overdrafts and commercial papers	21	1,265	1,669
Loans and borrowings	25	1,947	1,981
Trade and other payables	29	6,756	6,224
Current tax liabilities		310	352
Provisions	28	178	154
Liabilities associated with assets classified as held for sale	7	2	17
Total current liabilities		10,458	10,397
Total liabilities		26,513	24,748
Total equity and liabilities		41,034	39,321

Financial statements

Consolidated Statement of Cash Flows

	Note	2017	2016	2015
For the year ended 31 December
In millions of €
Operating activities
Profit		2,153	1,739	2,141
Adjustments for:
Amortisation, depreciation and impairments	11	1,587	1,817	1,594
Net interest expenses	12	396	359	352
Gain on sale of property, plant and equipment, intangible assets and subsidiaries, joint ventures and associates	8	(141)	(46)	(411)
Investment income and share of profit and impairments of associates and joint ventures and dividend income on available-for-sale and held-for-trading investments		(84)	(161)	(182)
Income tax expenses	13	755	673	697
Other non-cash items		314	332	89
Cash flow from operations before changes in working capital and provisions		4,980	4,713	4,280
Change in inventories		(185)	(20)	27
Change in trade and other receivables		(241)	(228)	(59)
Change in trade and other payables		495	328	403
Total change in working capital		69	80	371
Change in provisions and employee benefits		(125)	(73)	(165)
Cash flow from operations		4,924	4,720	4,486
Interest paid		(463)	(441)	(446)
Interest received		98	70	87
Dividends received		109	118	159
Income taxes paid		(786)	(749)	(797)
Cash flow related to interest, dividend and income tax		(1,042)	(1,002)	(997)
Cash flow from operating activities		3,882	3,718	3,489

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		187	116	83
Purchase of property, plant and equipment		(1,696)	(1,757)	(1,638)
Purchase of intangible assets		(137)	(109)	(92)
Loans issued to customers and other investments		(259)	(219)	(195)
Repayment on loans to customers		54	24	45
Acquisition of subsidiaries, net of cash acquired		(1,047)	(9)	(757)
Acquisition of/additions to associates, joint ventures and other investments		(93)	(68)	(543)
Disposal of subsidiaries, net of cash disposed of		10	15	979
Disposal of associates, joint ventures and other investments		16	—	54
Cash flow (used in)/from investing activities		(2,965)	(2,007)	(2,064)

Financing activities
Proceeds from loans and borrowings		3,268	1,670	1,888
Repayment of loans and borrowings		(3,205)	(1,001)	(1,753)
Dividends paid		(1,011)	(1,031)	(909)
Purchase own shares and shares issued		—	(31)	(377)
Acquisition of non-controlling interests		(18)	(294)	(21)
Other		—	15	(1)
Cash flow (used in)/from financing activities		(966)	(672)	(1,173)

Net cash flow		(49)	1,039	252
Cash and cash equivalents as at 1 January		1,366	282	73
Effect of movements in exchange rates		(140)	45	(43)
Cash and cash equivalents as at 31 December	21	1,177	1,366	282

Financial statements

Consolidated Statement of Changes in Equity

In millions of EUR	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1/1/2015		922	2,701	(1,097)	(99)	96	743	(70)	9,213	12,409	1,043	13,452
Profit		—	—	—	—	—	186	—	1,706	1,892	249	2,141
Other comprehensive income	24	—	—	80	52	26	—	—	100	258	19	277
Total comprehensive income		—	—	80	52	26	186	—	1,806	2,150	268	2,418
Transfer to retained earnings		—	—	—	—	—	(210)	—	210	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(676)	(676)	(248)	(924)
Purchase/reissuance own/non-controlling shares	22	—	—	—	—	—	—	(384)	—	(384)	10	(374)
Own shares delivered		—	—	—	—	—	—	22	(22)	—	—	—
Share-based payments		—	—	—	—	—	—	—	32	32	—	32
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	4	4	(2)	2
Changes in consolidation		—	—	—	—	—	—	—	—	—	464	464
Balance as at 12/31/2015		922	2,701	(1,017)	(47)	122	719	(432)	10,567	13,535	1,535	15,070

In millions of €	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2016		922	2,701	(1,017)	(47)	122	719	(432)	10,567	13,535	1,535	15,070
Profit		—	—	—	—	—	153	—	1,387	1,540	199	1,739
Other comprehensive income	24	—	—	(812)	46	140	—	—	(254)	(880)	(49)	(929)
Total comprehensive income		—	—	(812)	46	140	153	—	1,133	660	150	810
Transfer to retained earnings		—	—	—	—	—	(34)	—	34	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(786)	(786)	(261)	(1,047)
Purchase/reissuance own/non-controlling shares	22	—	—	—	—	—	—	(39)	—	(39)	8	(31)
Own shares delivered		—	—	—	—	—	—	28	(28)	—	—	—
Share-based payments		—	—	—	—	—	—	—	13	13	—	13
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	(145)	(145)	(144)	(289)
Changes in consolidation/transfers within equity		—	—	—	—	—	—	—	—	—	47	47
Balance as at 31 December 2016		922	2,701	(1,829)	(1)	262	838	(443)	10,788	13,238	1,335	14,573

In millions of €	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Equity attributable to equity holders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2017		922	2,701	(1,829)	(1)	262	838	(443)	10,788	13,238	1,335	14,573
Profit		—	—	—	—	—	153	—	1,782	1,935	218	2,153
Other comprehensive income	24	—	—	(1,295)	106	69	—	—	66	(1,054)	(115)	(1,169)
Total comprehensive income		—	—	(1,295)	106	69	153	—	1,848	881	103	984
Transfer to/(from) retained earnings		—	—	—	—	—	(29)	—	29	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(775)	(775)	(245)	(1,020)
Purchase/reissuance own/non-controlling shares	22	—	—	—	—	—	—	—	—	—	—	—
Own shares delivered		—	—	—	—	—	—	33	(33)	—	—	—
Share-based payments		—	—	—	—	—	—	—	22	22	—	22
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	(45)	(45)	28	(17)
Changes in consolidation/transfers within equity		—	—	—	7	—	—	—	(7)	—	(21)	(21)
Balance as at 31 December 2017		922	2,701	(3,124)	112	331	962	(410)	11,827	13,321	1,200	14,521

Financial statements

Notes to the Consolidated Financial Statements

1.    Reporting entity

Heineken N.V. (the ‘Company’) is a company domiciled in the Netherlands. The address of the Company’s registered office is Tweede Weteringplantsoen 21, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2017 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’) and HEINEKEN’s interest in joint ventures and associates. The Company is registered in the Trade Register of Amsterdam No. 33011433. HEINEKEN is primarily involved in the brewing and selling of beer and cider. Led by the Heineken® brand, HEINEKEN has a portfolio of more than 300 international, regional, local and speciality beers and ciders.

2.    Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2017 have been adopted by the EU. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB.

The consolidated financial statements have been prepared by the Executive Board of the Company and authorised for issue on 9 February 2018 and will be submitted for adoption to the Annual General Meeting of Shareholders on 19 April 2018.

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

Information about assumptions and estimation uncertainties and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are described in the following notes and related accounting policies:

Note 5 Operating segments, particularly the estimation of discount accruals in revenue at the end of the year based on the individual customer agreements.

Note 6 Acquisitions and disposals of subsidiaries, particularly with regard to the identification and valuation of acquired assets and liabilities.

Note 15 Intangible assets, particularly the assumptions used in goodwill impairment testing.

Note 18 Deferred tax assets and liabilities, particularly with regard to the assessment of the recoverability of past tax losses.

Note 26 Employee benefits, particularly with regard to assumptions for discount rates, future pension increases and life expectancy to calculate the defined benefit obligation.

Note 28 Provisions and note 32 Contingencies, particularly with regard to estimating the likelihood and timing of potential cash outflows relating to claims and litigations.

Note 29 Trade and other payables, particularly with regard to the estimation of sales discounts and the estimation of circulation times and market losses in determining the returnable packaging deposit liability.

Note 30 Financial risk management and financial instruments, particularly with regard to the estimation of the recoverability of loans and advances to customers and trade receivables.

2.    Basis of preparation continued

(e) Changes in accounting policies

HEINEKEN has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with a date of initial application of 1 January 2017:

•	Disclosure Initiative (amendments to IAS 7)

•	Recognition of deferred tax assets for unrealised losses (amendments to IAS 12)

•	Annual Improvements to IFRS’s 2014-2016 Cycle - amendments to IFRS 12

These changes had no significant impact on the disclosures or amounts recognised in HEINEKEN’s consolidated financial statements.

3.    Significant accounting policies

General

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by HEINEKEN entities.

(a) Basis of consolidation

(i) Business combinations

Business combinations are accounted for using the acquisition method as at the acquisition date, which is the date on which control is transferred to HEINEKEN. HEINEKEN controls an entity when it has power over the investee, is exposed or has the right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

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

Contingent liabilities assumed in a business combination are recognised at fair value even if it is not probable that an outflow will be required to settle the obligation. After initial recognition and until the liability is settled, cancelled or expired, the contingent liability is measured at the higher of the amount that would be recognised in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and the initial liability amount.

(ii) Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.

(iii) Subsidiaries

Subsidiaries are entities controlled by HEINEKEN. HEINEKEN controls an entity when it has power over the investee, is exposed or has the right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by HEINEKEN.

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

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Euro at exchange rates at the reporting date. The income and expenses of foreign operations, excluding foreign operations in hyperinflationary economies, are translated to Euro at exchange rates approximating to the exchange rates ruling at the dates of the transactions. Group entities, with a functional currency being the currency of a hyperinflationary economy, first restate their financial statements in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies. The related income, costs and balance sheet amounts are translated at the foreign exchange rate ruling at the balance sheet date. In 2017 HEINEKEN did not have any foreign operations in hyperinflationary economies.

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

3.    Significant accounting policies continued

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

In €	Year-end 2017	Year-end 2016	Year-end 2015	Average 2017	Average 2016	Average 2015
Brazilian Real (BRL)	0.2517	0.2915	0.2319	0.2774	0.2592	0.2705
Great Britain Pound (GBP)	1.1271	1.1680	1.3625	1.1410	1.2209	1.3772
Mexican Peso (MXN)	0.0425	0.0463	0.0530	0.0469	0.0484	0.0568
Nigerian Naira (NGN)	0.0025	0.0030	0.0046	0.0027	0.0036	0.0047
Polish Zloty (PLN)	0.2398	0.2260	0.2357	0.2349	0.2292	0.2390
Russian Ruble (RUB)	0.0144	0.0156	0.0124	0.0152	0.0135	0.0147
Singapore Dollar (SGD)	0.6241	0.6564	0.6486	0.6417	0.6547	0.6556
United States Dollar (USD)	0.8338	0.9487	0.9185	0.8854	0.9036	0.9011
Vietnamese Dollar in 1,000 (VND)	0.0367	0.0417	0.0409	0.0389	0.0404	0.0411

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

3.    Significant accounting policies continued

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

3.    Significant accounting policies continued

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

•	Buildings	30 - 40 years

•	Plant and equipment	10 - 30 years

•	Other fixed assets	3 - 10 years

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

3.    Significant accounting policies continued

(vi) Amortisation

Amortisation is calculated over the cost of the asset, or other amount substituted for cost, less its residual value. Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

•	Strategic brands	40 - 50 years

•	Other brands	15 - 25 years

•	Customer-related and contract-based intangibles	5 - 20 years

•	Reacquired rights	3 - 12 years

•	Software	3 - 7 years

•	Capitalised development costs	3 years

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

3.    Significant accounting policies continued

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

(v) Share-based payment plan (LTV)

HEINEKEN has a performance-based share plan (Long-Term Variable award (LTV)) for both the Executive Board and senior management (refer to note 27).

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

At each balance sheet date, HEINEKEN revises its estimates of the number of share rights that are expected to vest, for the 100 % internal performance conditions of the running share plans for the senior management members and the Executive Board. It recognises the impact of the revision of original estimates (only applicable for non-market performance conditions, if any) in profit or loss, with a corresponding adjustment to equity.

(vi) Matching share entitlement

The Executive Board is entitled to matching shares (refer to note 33). The grant date fair value of the matching shares is recognised as personnel expenses in the income statement as it is deemed an equity-settled share-based payment.

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

(n) Revenue

(i) Products sold

Revenue relates to the sale and delivery of products (own-produced finished goods and goods for resale) in the ordinary course of business. The product portfolio of HEINEKEN mainly consists of beer, soft drinks and cider. Revenue is recognised in the income statement when all significant risks and rewards have been transferred to the customer and when the income can be reliably measured and no significant uncertainties remain regarding recovery of the consideration due, associated costs or the possible return of goods, and there is no continuing management involvement with the goods. For the majority of the sales transactions, the risks and rewards are transferred to the buyer on delivery of the products. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts, volume rebates, discounts for cash payments and excise taxes.

If it is probable that discounts will be granted and the amount can be measured reliably, the discount is recognised as a reduction of revenue as the sales are recognised.

(ii) Other revenue

Other revenues are proceeds from royalties, rental income, pub management services and technical services to third parties, net of sales tax. Royalties are recognised in profit or loss on an accrual basis in accordance with the relevant agreement. Rental income, pub management services and technical services are recognised in profit or loss when the services have been delivered.

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

3.    Significant accounting policies continued

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

Deferred tax is not recognised for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss

•	temporary differences related to investments in subsidiaries, associates and joint ventures to the extent that HEINEKEN is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future

•	taxable temporary differences arising on the initial recognition of goodwill

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

(x) Recently issued IFRS

New relevant standards and interpretations not yet adopted

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2017, which HEINEKEN has not applied in preparing these consolidated financial statements.

IFRS 9 Financial instruments

IFRS 9, was published in July 2014 and subsequently endorsed by the European Union on 9 November 2017. IFRS 9 includes revised guidance on classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements. The standard replaces existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. HEINEKEN will implement IFRS 9 per 1 January 2018 using the modified retrospective approach, meaning that the 2016 and 2017 comparative numbers in the 2018 financial statements will not be restated. Any impact of IFRS 9 as of 1 January 2018 will be recognised directly in equity.

HEINEKEN has reviewed the impact of this new standard and has concluded that the impact is limited:

•

With regard to the revised classification and measurement principles, IFRS 9 contains three classification categories: ‘measured at amortised cost’, ‘fair value through other comprehensive income’ (FVTOCI) and ‘fair value through profit and loss’ (FVTPL). The standard eliminates the existing IAS 39 categories: ‘loans and receivables’, ‘held to maturity’ and ‘available-for-sale’. For HEINEKEN this new classification only means that the assets currently classified as available-for-sale will be measured at FVTOCI which constitutes no significant change, except for the accounting for accumulative gains or losses when equity securities measured at

FVTOCI are disposed of. These cumulative gains or losses will not be recognised in the income statement upon disposal but kept in the fair value reserve. HEINEKEN has no investments classified as held to maturity and the other categories involve no change in measurement for HEINEKEN.

•	With regard to the impact of the expected loss model on trade receivables and both advances and loans to customers HEINEKEN concluded that the impact is immaterial. The impact on HEINEKEN’s future consolidated income statement is also expected to be immaterial as the standard requires provisions to be recorded earlier and the initial impact of this timing difference is recorded in equity upon implementation.

•	For the new hedging requirements of IFRS 9 HEINEKEN concluded that all current hedging relationships will continue to qualify as hedging relationships upon application of IFRS 9. For existing hedges HEINEKEN will exclude the foreign currency basis spread from the hedge relation only when this improves hedge effectiveness by applying the cost of hedging approach. HEINEKEN will retrospectively apply the cost of hedging approach for these hedges and recognise any initial impact, which is expected to be immaterial, directly in equity upon implementation.

IFRS 15 Revenue from Contracts with Customers

In May 2014, the International Accounting Standards Board issued IFRS 15 ‘Revenue from Contracts with Customers’, which was subsequently endorsed by the European Union on 22 September 2016. IFRS 15 establishes a framework for determining whether, how much and when revenue is recognised from contracts with customers. IFRS 15 supersedes existing standards and interpretations related to revenue. HEINEKEN will apply the new standard as per 1 January 2018. For implementation the full retrospective method will be applied, meaning prior period financial information will be restated. HEINEKEN concluded that IFRS 15 will not impact the timing of revenue recognition. However the amount of recognised revenue will be impacted by payments to customers and excise taxes. HEINEKEN has evaluated the available practical expedients for application of the standard and concluded that these options have no significant impact on HEINEKEN’s revenue recognition. The practical expedients will therefore not be applied.

IFRS 15 will impact the accounting for certain payments to customers, such as listing fees and marketing support expenses. Most of these payments are currently recorded as operating expenses, but will be considered a reduction of revenue under IFRS 15. Only when these payments relate to a distinct service the amounts will continue to be recorded as operating expenses.

IFRS 15 will also impact the accounting for excise tax. Based on the current revenue standards different policies are applied by peers in our industry. Some companies include all excises in revenue, some record excise only for specific countries and some, like HEINEKEN, exclude all excise from revenue. The clarifications to IFRS 15 describes that an ‘all or nothing’ approach is no longer possible; an assessment of the excise tax needs to be done on a country by country basis. In most countries where HEINEKEN operates, excise duties are effectively a production tax. Increases in excise duty are not always (fully) passed on to customers and where customers fail to pay for products received, HEINEKEN cannot, or can only partly, reclaim the excise duty. In these countries the excise tax is borne by HEINEKEN and included in revenue applying IFRS 15. Only for those countries where excise tax is fully based on the sales value, HEINEKEN concluded that the excise tax is collected on behalf of a third party. For these countries the excise is excluded from revenue. The conclusion whether excise is collected on behalf of a third party or borne by HEINEKEN requires significant judgement due to the variety in excise tax legislation in the countries HEINEKEN operates in.

To provide full transparency on the impact of the accounting for excise, HEINEKEN will present the excise tax expense on a separate line below revenue in the consolidated income statement. A new subtotal called ‘Net revenue’ will be added. This ‘Net revenue’ subtotal is ‘revenue’ as defined in IFRS 15 (after discounts) minus the excise taxes for those countries where the excise is borne by HEINEKEN. HEINEKEN will furthermore disclose the excise collected on behalf of third parties, which is excluded from revenue, in the notes to the consolidated financial statements.

The IFRS 15 changes described above will have no impact on operating profit, net profit and EPS.

The following table presents 2017 figures, including the impact of applying IFRS 15. The final impact is still under review and as a result the actual restated financial information may differ materially from those included in this overview. However this table gives HEINEKEN’s best estimate of the impact of IFRS 15:

	2017	Estimated impact IFRS 15	2017 including impact IFRS 15
For the year ended 31 December
In millions of €
Revenue	21,888	3,865	25,753
Excise taxes		(4,162)	(4,162)
Net revenue		(297)	21,591
Other income	141		141
Raw materials, consumables and services	(13,540)	297	(13,243)
Personnel expenses	(3,550)		(3,550)
Amortisation, depreciation and impairments	(1,587)		(1,587)
Total expenses	(18,677)	297	(18,380)
Operating profit	3,352		3,352
Profit before income tax	2,908		2,908
Income tax expense	(755)		(755)
Profit	2,153		2,153
Attributable to:
Equity holders of the Company (net profit)	1,935		1,935
Non-controlling interests	218		218

IFRS 16 Leases

IFRS 16 ‘Leases’ was published in January 2016 and subsequently endorsed by the European Union on 9 November 2017. IFRS 16 establishes a revised framework for determining whether a lease is recognised in the (Consolidated) Statement of Financial Position. The standard replaces existing guidance on leases, including IAS 17. HEINEKEN will implement IFRS 16 per 1 January 2019 by applying the modified retrospective method, meaning that the 2017 and 2018 comparative numbers in the 2019 financial statements will not be restated to show the impact of IFRS 16. Under the new standard lease contracts will be recognised on HEINEKEN’s balance sheet and subsequently depreciated on a straight line basis. The liability recognised upon transition is measured based on discounted future cash flows and the future interest will be recorded in interest expenses. Lease expenses currently recorded in the income statement will therefore be replaced by depreciation and interest expenses for all lease contracts within the scope of the standard. The financial impact of the new standard on HEINEKEN is not yet known.

HEINEKEN completed the selection of a lease contract management and accounting tool in 2017, which will support the implementation of the new standard. HEINEKEN has around 30,000 operating leases that will be recorded on HEINEKEN’s balance sheet as a result of IFRS 16. These operating leases mainly relate to offices, warehouses, pubs, stores, cars and (forklift) trucks.

In selecting which practical expedients to apply HEINEKEN has focused on reducing the complexity of implementation. Based on analysis of the options available, HEINEKEN will:

•	use the option to grandfather classification as a lease for the existing contracts

•	measure the Right of Use Asset based on the lease liability recognised

•	apply the short-term and low value exemptions

•	not use the transition option for leases with a short remaining contract period

•	apply the option to exclude non-lease components from the lease liability for real estate leases

•	most likely not use the option to exclude non-lease components from the lease liability for equipment leases because the lessors of HEINEKEN are currently not able to provide a sufficiently reliable and consistent split for both the calculation and invoicing

Other standards and interpretations

The following new or amended standards are not expected to have a significant impact of HEINEKEN’s consolidated financial statements:

•	Classification and measurement of Share-based Payments (amendments to IFRS 2)

•	Foreign Currency Transactions and Advance Consideration (IFRIC 22)

•	Uncertainty over tax treatments (IFRIC 23)

•	Transfers of Investment Property (amendments to IAS 40)

•	Annual Improvements to IFRS Standards 2014–2016 Cycle (amendments IFRS 1 and IAS 28)

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

Fair value as a result of business combinations

(i) Property, plant and equipment

The fair value of P, P & E recognised as a result of a business combination is based on depreciated replacement cost, taking into account economical and functional obsolescence, or market prices for similar items when available. For acquired pub estates, the fair values are based on the stabilised eanings valuation method.

(ii) Intangible assets

The fair value of brands acquired in a business combination is based on the relief from royalty method or determined using the multi–period excess earnings method (MEEM). The fair value of customer relationships acquired in a business combination is determined using the multi–period excess earnings method taking into account the historical churn rate of the acquired customer base. The valuation of customer relationships and brands (when using MEEM valuation) takes into account a fair return on all other assets that support the generation of the related cash flows. The fair value of reacquired rights and other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

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

(v) Provisions

Determining the fair value of acquired claims is subject to significant estimation. The fair value of these claims are recorded based on an estimate of the likelihood, the expected timing and the amount of a potential cash outflow. Contrary to accounting for provisions under IAS 37, provisions for civil and labour claims are also recognised for claims with a likelihood of less than probable, but more than remote. For income tax claims HEINEKEN applies IAS 12, which requires recognition of provisions only when the likelihood of cash outflow is considered probable.

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

5.    Operating segments

HEINEKEN distinguishes the following five reportable segments:

•	Africa, Middle East & Eastern Europe*

•	Americas

•	Asia Pacific

•	Europe

•	Head Office and Other/eliminations

*	Within the Africa, Middle East & Eastern Europe segment, Eastern Europe consists of Belarus and Russia.

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

Information regarding the results of each reportable segment is included in the table on the next page. Performance is measured based on operating profit (beia), as included in the internal management reports that are reviewed by the Executive Board. Operating profit beia has replaced EBIT beia as key measure of profitability as of 1 January 2017. Operating profit better reflects the profitability that is under the direct control of HEINEKEN. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. Operating profit and operating profit (beia) are not financial measures calculated in accordance with IFRS. Operating profit (beia) is used to measure performance as management believes that this measurement is the most relevant in evaluating the results of the segments.

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

5.    Operating segments continued

Information about reportable segments

		Europe			Americas
In millions of €	Note	2017	2016	2015	2017	2016	2015
Total revenue (beia)[3]		10,237	10,112	10,227	6,258	5,203	5,159

Revenue
Third party revenue[1]		9,520	9,422	9,510	6,230	5,200	5,154
Interregional revenue		687	690	717	28	3	5
Total revenue		10,207	10,112	10,227	6,258	5,203	5,159

Other income	8	134	39	34	5	12	6

Operating profit		1,338	1,208	1,039	1,003	883	807

Net finance expenses	12
Share of profit of associates and joint ventures and impairments thereof	16	(11)	13	16	20	69	74
Income tax expense	13
Profit
Attributable to:
Equity holders of the Company (net profit)
Non-controlling interests

Operating profit reconciliation
Operating profit[2]		1,338	1,208	1,039	1,003	883	807
Eia[2]		33	53	157	185	138	97
Operating profit (beia)[2]		1,371	1,261	1,196	1,188	1,023	904

Current segment assets		2,793	2,898	3,392	2,331	2,003	1,814
Non-current segment assets		11,364	10,047	10,605	7,787	5,854	5,877
Investments in associates and joint ventures		217	162	190	829	1,203	1,098
Total segment assets		14,374	13,107	14,187	10,947	9,060	8,789
Unallocated assets
Total assets

Segment liabilities		4,814	4,804	5,193	2,483	1,383	1,354
Unallocated liabilities
Total equity
Total equity and liabilities
Purchase of P, P & E	14	537	533	548	615	502	369
Acquisition of goodwill	15	2	6	51	907	4	132
Purchases of intangible assets	15	42	40	22	20	22	14
Depreciation of P, P & E	14	(496)	(487)	(517)	(266)	(230)	(226)
(Impairment) and reversal of impairment of P, P & E	14	1	11	(23)	—	10	—
Amortisation intangible assets	15	(57)	(60)	(69)	(116)	(97)	(96)
(Impairment) and reversal of impairment of intangible assets	15	—	—	(4)	—	—	—

[1]	Includes other revenue of €361 million in 2017, €343 million in 2016 and €386 million in 2015.
[2]	Comparatives have been restated to reflect HEINEKEN’s revised internal reporting measure. Note that these are non-GAAP measures.
[3]	Note that this is a non-GAAP measure.

Africa, Middle East & Eastern Europe			Asia Pacific			Head Office & Other/eliminations			Consolidated
2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
3,059	3,203	3,263	2,996	2,894	2,483	(642)	(620)	(621)	21,908	20,792	20,511

3,058	3,200	3,260	3,003	2,891	2,480	77	79	107	21,888	20,792	20,511
1	3	3	2	3	3	(718)	(699)	(728)	—	—	—
3,059	3,203	3,263	3,005	2,894	2,483	(641)	(620)	(621)	21,888	20,792	20,511

2	1	51	—	1	(62)	—	(7)	382	141	46	411
326	38	487	844	710	417	(159)	(84)	325	3,352	2,755	3,075
									(519)	(493)	(409)
44	49	52	22	19	30	—	—	—	75	150	172
									(755)	(673)	(697)
									2,153	1,739	2,141
									1,935	1,540	1,892
									218	199	249
									2,153	1,739	2,141

326	38	487	844	710	417	(159)	(84)	325	3,352	2,755	3,075
62	338	92	118	217	285	9	37	(325)	407	785	306
388	376	579	962	927	702	(150)	(47)	—	3,759	3,540	3,381

1,146	1,303	1,423	1,226	1,150	1,042	1,000	826	635	8,496	8,180	8,306
2,316	2,620	3,186	7,525	8,668	8,107	935	775	1,080	29,927	27,964	28,855
219	221	217	575	552	417	1	27	63	1,841	2,165	1,985
3,681	4,144	4,826	9,326	10,370	9,566	1,936	1,628	1,778	40,264	38,309	39,146
									770	1,012	976
									41,034	39,321	40,122

1,088	1,154	1,305	900	864	748	1,790	2,110	2,654	11,075	10,315	11,254
									15,438	14,433	13,798
									14,521	14,573	15,070
									41,034	39,321	40,122

361	436	432	163	281	284	20	5	7	1,696	1,757	1,640
1	4	44	9	11	392	—	—	—	919	25	619
8	9	4	2	5	2	66	33	51	138	109	93
(261)	(299)	(286)	(134)	(131)	(110)	(15)	(16)	(12)	(1,172)	(1,163)	(1,151)
4	(276)	(33)	14	(19)	(15)	—	—	—	19	(274)	(71)
(8)	(9)	(16)	(174)	(181)	(169)	(25)	(21)	(18)	(380)	(368)	(368)
—	(1)	—	11	(11)	—	—	—	—	11	(12)	(4)

Reconciliation of segment profit or loss

In the internal management reports, HEINEKEN measures its segmental performance primarily based on operating profit and operating profit beia (before exceptional items and amortisation of acquisition-related intangible assets). Operating profit beia is a non-GAAP measure not calculated in accordance with IFRS. Beia adjustments are also applied on other metrics. The presentation of these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.

The table below presents the reconciliation of operating profit (beia) to profit before income tax.

In millions of €	2017	2016	2015
Operating profit (beia)	3,759	3,540	3,381
Amortisation of acquisition-related intangible assets included in operating profit	(302)	(315)	(321)
Exceptional items included in operating profit	(105)	(470)	15
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	75	150	172
Net finance expenses	(519)	(493)	(409)
Profit before income tax	2,908	2,412	2,838

The 2017 exceptional items and amortisation of acquisition-related intangibles in operating profit amounts to €407 million (2016: €785 million, 2015: €306 million). This amount consists of:

•	€302 million (2016: €315 million, 2015: €321 million) of amortisation of acquisition-related intangibles recorded in operating profit.

•	€105 million (2016: €470 million, 2015: €15 million benefit) of exceptional items recorded in operating profit, of which €20 million (2016: nil, 2015: nil) in revenue, restructuring expenses of €93 million (2016: €80 million, 2015: €106 million), reversal of impairments of €19 million (2016: €316 million impairment loss of which €286 million related to The Democratic Republic of Congo, 2015: €78 million impairment loss), acquisition and integration costs €72 million (2016: €8 million, 2015: €15 million) and other exceptional benefits of €61 million (2016: €66 million expense, 2015: €214 million benefit which included €379 million disposal gain for EMPAQUE). Other exceptional net benefits include the gain on sale of non-beer and cider wholesale operations in the Netherlands.

6.    Acquisitions and disposals of subsidiaries

Acquisition of Brasil Kirin

On 13 February 2017, HEINEKEN announced that it had entered into an agreement with Kirin Holdings Company, Limited to acquire Brasil Kirin Holding S.A. (‘Brasil Kirin’), one of the largest beer and soft drinks producers in Brazil, through its wholly owned subsidiary Bavaria S.A. The acquisition transforms HEINEKEN’s existing business across the country by extending its footprint, increasing scale and further strengthening its brand portfolio. The transaction completed on 31 May 2017 as from which date Brasil Kirin is consolidated within HEINEKEN. The total consideration paid by HEINEKEN to Kirin for all the shares was €594 million, mainly paid in cash.

In the condensed consolidated interim financial statements for the six-month period ended 30 June 2017, the major classes of consideration transferred and the recognised provisional amounts of assets acquired and liabilities assumed at the acquisition date of 31 May 2017, have been disclosed. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognised at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. The following table summarises the revised purchase price allocation as per 31 December 2017 for the acquisition of Brasil Kirin:

In millions of €	Provisional fair values Brasil Kirin disclosed in HY report 2017	Adjustments	Adjusted fair values Brasil Kirin
Property, plant and equipment	561	38	599
Intangible assets	374		374
Inventories	137	(5)	132
Trade and other receivables	173	(6)	167
Cash and cash equivalents	148		148
Other assets	166	113	279
Assets acquired	1,559	140	1,699

Short-term liabilities	734	15	749
Long-term liabilities	775	237	1,012
Liabilities assumed	1,509	252	1,761

Total net identifiable assets	50	(112)	(62)

In millions of €
Consideration transferred	594		594
Net identifiable assets acquired	50	(112)	(62)
Goodwill on acquisition (provisional)	544	112	656

The main cause for the adjustments is that HEINEKEN had a short period to determine the opening balance, the complexity of the business and the high number of existing labour, civil and tax claims acquired. Per 31 December 2017 the provisional accounting period has been closed for all assets and liabilities, except for completion of the assessment on labour, tax and civil claims acquired given the aforementioned reason.

The goodwill is attributable to earnings beyond the period over which intangible assets are amortised, workforce, expected synergies and future customers. The goodwill for Brasil Kirin could potentially be tax deductible in the future.

Acquisition of Punch

On 15 December 2016, HEINEKEN announced that following Vine Acquisitions Limited’s announcement of a recommended cash offer for Punch Taverns plc (‘Punch’), HEINEKEN through HEINEKEN UK had agreed a back-to-back deal with Vine Acquisitions to acquire Punch Securitisation A (‘Punch A’), comprising approximately 1,900 pubs across the UK. The transaction completed on 29 August 2017 as from which date Punch is consolidated within HEINEKEN. HEINEKEN believes that there is compelling strategic rationale for enlarging its existing pub business through the acquisition of Punch A. HEINEKEN considers pubs to be an integral part of British culture and believes that high-quality, well invested pubs run by skilled and motivated operators will continue to prosper.

HEINEKEN has paid an aggregate consideration of GBP308 million (€331 million) for all shares in Punch A. This consideration is mainly paid in cash.

The following table summarises the consideration transferred and the recognised amounts of assets acquired and liabilities assumed at the acquisition date:

In millions of €	Punch
Property, plant and equipment	1,349
Intangible assets	25
Inventories	1
Cash and cash equivalents	47
Other assets	74
Assets acquired	1,496

Short-term liabilities	1,154
Long-term liabilities	11
Liabilities assumed	1,165

Total net identifiable assets	331

In millions of €
Consideration transferred	331
Net identifiable assets acquired	331
Goodwill on acquisition	—

HEINEKEN considers the measurement period for the acquisition of Punch to be closed as per 31 December 2017. Any adjustments afterwards will be recognised in the consolidated income statement.

In total €37 million of acquisition-related costs have been recognised for Kirin and Punch in the income statement for the period ended 31 December 2017.

The amount of revenue for the acquisition of Brasil Kirin and Punch after obtaining control amounts to €684 million and €97 million respectively; the amount of profit recognised after obtaining control amounts to €17 million and €28 million respectively. Would the acquisitions have taken place on 1 January 2017, revenue and profit for HEINEKEN would have been €22.4 billion and €2.1 billion respectively.

7.    Assets or disposal groups classified as held for sale

The assets and liabilities below are classified as held for sale following the commitment of HEINEKEN to a plan to sell these assets and liabilities. Efforts to sell these assets and liabilities have commenced and are expected to be completed during 2018.

Assets held for sale and liabilities associated with assets classified as held for sale

In millions of €	2017	2016
Current assets	—	13
Property, plant and equipment	29	38
Intangible assets	3	6
Other non-current assets	1	—
Assets classified as held for sale	33	57

Current liabilities	(2)	(11)
Non-current liabilities	—	(6)
Liabilities associated with assets classified as held for sale	(2)	(17)

8.    Other income

In millions of €	2017	2016	2015
Gain on sale of property, plant and equipment	20	38	37
Gain on sale of intangible assets	87	—	—
Gain on sale of subsidiaries, joint ventures and associates	34	8	374
	141	46	411

The gain on sale of intangible assets mainly relates to the sale of the non-beer and cider related activities of the Dutch HEINEKEN beverages wholesale business to Sligro Food Group. In 2015 HEINEKEN recorded a post-tax disposal gain on the divestment of EMPAQUE.

9.    Raw materials, consumables and services

In millions of €	2017	2016	2015
Raw materials	1,817	1,646	1,616
Non-returnable packaging	3,353	3,187	3,049
Goods for resale	1,591	1,523	1,775
Inventory movements	(130)	(54)	(141)
Marketing and selling expenses	2,913	2,836	2,755
Transport expenses	1,203	1,100	1,139
Energy and water	513	476	517
Repair and maintenance	509	475	485
Other expenses	1,771	1,814	1,736
	13,540	13,003	12,931

Other expenses mainly include rentals of €308 million (2016: €302 million, 2015: €301 million), consultant expenses of €169 million (2016: €140 million, 2015: €142 million), telecom and office automation of €227 million (2016: €220 million, 2015: €206 million), warehousing expenses of €172 million (2016: €141 million, 2015: €135 million), travel expenses of €162 million (2016: €148 million, 2015: €151 million) and other taxes of €33 million (2016: €96 million, 2015: €144 million).

10.    Personnel expenses

In millions of €	Note	2017	2016	2015
Wages and salaries		2,339	2,158	2,178
Compulsory social security contributions		364	333	346
Contributions to defined contribution plans		47	48	47
Expenses/(income) related to defined benefit plans	26	59	88	78
Expenses related to other long-term employee benefits		3	1	3
Equity-settled share-based payment plan	27	55	42	33
Other personnel expenses		683	593	637
		3,550	3,263	3,322

Other personnel expenses includes expenses for contractors for an amount of €153 million (2016: €142 million, 2015: €147 million) and restructuring costs for an amount of €82 million (2016: €38 million, 2015: €90 million). Restructuring provisions are disclosed in note 28.

The average number of full-time equivalent (FTE) employees, excluding contractors, during the year was:

	2017	2016	2015
The Netherlands	3,998	3,907	3,936
Other Europe	23,873	24,012	25,161
Americas	27,818	20,917	20,985
Africa, Middle East and Eastern Europe	14,475	15,193	15,102
Asia Pacific	10,261	9,496	8,728
	80,425	73,525	73,912

The increase in FTE in the region Americas from 2016 to 2017 mainly relates to the acquisition of Brasil Kirin.

11.    Amortisation, depreciation and impairments

In millions of €	Note	2017	2016	2015
Property, plant and equipment	14	1,153	1,437	1,222
Intangible assets	15	369	380	372
Recycling of currency translation differences		65	—	—
		1,587	1,817	1,594

In 2017 HEINEKEN recycled the negative currency translation reserves relating to disposed subsidiaries to the consolidated income statement.

12.    Net finance income and expense

Recognised in profit or loss

In millions of €	2017	2016	2015
Interest income	72	60	60
Interest expenses	(468)	(419)	(412)

Dividend income from available-for-sale investments	10	12	10
Gain/(loss) on disposal of available-for-sale investments	—	—	18
Net change in fair value of derivatives	(149)	19	143
Net foreign exchange gain/(loss)[1]	56	(114)	(179)
Unwinding discount on provisions	(14)	(1)	(3)
Interest on the net defined benefit obligation	(33)	(40)	(44)
Other	7	(10)	(2)
Other net finance income/(expenses)	(123)	(134)	(57)

Net finance income/(expenses)	(519)	(493)	(409)

[1]	Transactional foreign exchange effects of working capital and foreign currency denominated loans, the latter being offset by net change in fair value of derivatives.

13.    Income tax expense

Recognised in profit or loss

In millions of €	2017	2016	2015
Current tax expense
Current year	815	807	799
Under/(over) provided in prior years	(16)	(11)	(3)
	799	796	796
Deferred tax expense
Origination and reversal of temporary differences, tax losses and tax credits	(12)	(45)	(83)
De-recognition/(recognition) of deferred tax assets	11	(90)	(3)
Effect of changes in tax rates	(45)	2	20
Under/(over) provided in prior years	2	10	(33)
	(44)	(123)	(99)
Total income tax expense in profit or loss	755	673	697

Reconciliation of the effective tax rate

In millions of €	2017	2016	2015
Profit before income tax	2,908	2,412	2,838
Share of net profit of associates and joint ventures and impairments thereof	(75)	(150)	(172)
Profit before income tax excluding share of profit of associates and joint ventures (including impairments thereof)	2,833	2,262	2,666

	%	2017	%	2016	%	2015
Income tax using the Company’s domestic tax rate	25.0	708	25.0	565	25.0	667
Effect of tax rates in foreign jurisdictions	0.6	17	(0.4)	(9)	2.1	57
Effect of non-deductible expenses	2.6	75	2.9	67	2.6	69
Effect of tax incentives and exempt income	(3.4)	(98)	(2.8)	(64)	(7.6)	(205)
De-recognition/(recognition) of deferred tax assets	0.4	11	(4.0)	(90)	(0.1)	(2)
Effect of unrecognised current year losses	1.7	49	6.8	154	2.1	56
Effect of changes in tax rates	(1.6)	(45)	0.1	2	0.8	20
Withholding taxes	2.3	65	3.1	70	1.9	50
Under/(over) provided in prior years	(0.5)	(14)	—	(1)	(1.4)	(36)
Other reconciling items	(0.4)	(13)	(1.0)	(21)	0.8	21
	26.7	755	29.7	673	26.2	697

The effective tax rate 2017 is impacted by one-off benefits in several jurisdictions, including the remeasurement of deferred tax positions following a nominal tax rate change in the United States. The effective tax rate 2016 included the impact of impairments for which no tax benefit could be recognised. The effective tax rate 2015 included the gain on sale of EMPAQUE, which was tax exempt.

For the income tax impact on items recognised in other comprehensive income, please refer to note 24.

14.    Property, plant and equipment

In millions of €	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost
Balance as at 1 January 2016		5,480	8,110	5,408	788	19,786
Changes in consolidation		13	—	5	—	18
Purchases		113	163	338	1,143	1,757
Transfer of completed projects under construction		212	696	323	(1,231)	—
Transfer (to)/from assets classified as held for sale		(19)	(24)	(8)	(1)	(52)
Disposals		(58)	(131)	(620)	(4)	(813)
Effect of movements in exchange rates		(306)	(420)	(403)	(29)	(1,158)
Balance as at 31 December 2016		5,435	8,394	5,043	666	19,538

Balance as at 1 January 2017		5,435	8,394	5,043	666	19,538
Changes in consolidation		1,611	257	150	92	2,110
Purchases		73	119	372	1,132	1,696
Transfer of completed projects under construction		197	425	284	(906)	—
Transfer (to)/from assets classified as held for sale		(17)	(9)	(6)	—	(32)
Disposals		(145)	(185)	(386)	(16)	(732)
Effect of movements in exchange rates		(243)	(608)	(291)	(66)	(1,208)
Balance as at 31 December 2017		6,911	8,393	5,166	902	21,372

Depreciation and impairment losses
Balance as at 1 January 2016		(2,088)	(4,452)	(3,694)	—	(10,234)
Changes in consolidation		1	—	(2)	—	(1)
Depreciation charge for the year	11	(158)	(441)	(564)	—	(1,163)
Impairment losses	11	(50)	(229)	(16)	—	(295)
Reversal impairment losses	11	7	4	10	—	21
Transfer to/(from) assets classified as held for sale		11	23	7	—	41
Disposals		37	128	585	—	750
Effect of movements in exchange rates		70	234	271	—	575
Balance as at 31 December 2016		(2,170)	(4,733)	(3,403)	—	(10,306)

Balance as at 1 January 2017		(2,170)	(4,733)	(3,403)	—	(10,306)
Changes in consolidation		33	(15)	(28)	—	(10)
Depreciation charge for the year	11	(163)	(438)	(571)	—	(1,172)
Impairment losses	11	—	—	—	—	—
Reversal impairment losses	11	11	6	2	—	19
Transfer to/(from) assets classified as held for sale		6	4	2	—	12
Disposals		112	197	362	—	671
Effect of movements in exchange rates		82	273	176	—	531
Balance as at 31 December 2017		(2,089)	(4,706)	(3,460)	—	(10,255)

Carrying amount
As at 1 January 2016		3,392	3,658	1,714	788	9,552
As at 31 December 2016		3,265	3,661	1,640	666	9,232

As at 1 January 2017		3,265	3,661	1,640	666	9,232
As at 31 December 2017		4,822	3,687	1,706	902	11,117

14.    Property, plant and equipment continued

Impairment losses

In 2017, no impairment loss was charged to profit or loss.

In 2016 impairment losses of €295 million were charged to profit or loss. These impairment losses were mainly related to The Democratic Republic of Congo (DRC). A slowdown of the expected future economic growth in DRC due to lower commodity prices, power constraints and lower investments and consumption resulting from political uncertainties, resulted in an impairment of assets in the cash generating unit (CGU). The impairment primarily related to property, plant and equipment and has been recorded on the line ‘Amortisation, depreciation and impairments’ in the Income Statement. The CGU DRC is part of the Africa, Middle East and Eastern Europe segment. The determination of the recoverable amount of these assets was based on a fair value less costs of disposal (FVLCD) valuation. The FVLCD was based on a discounted ten-year cash flow forecast (level 3). The key assumptions used to determine the cash flows are based on market expectations and management’s best estimates. See the table below for the key assumptions used for the impairment in DRC in 2016:

in %	2017-2026	After that
Sales volume growth (CAGR)	3.4	0.0
Cost inflation	4.0	4.0
Discount rate - post tax	16.0	16.0

Property, plant and equipment under construction

P, P & E under construction mainly relates to extension of brewing capacity in various countries.

15.    Intangible assets

In millions of €	Note	Goodwill	Brands	Customer- related intangibles	Contract-based intangibles	Software, research and development and other	Total
Cost
Balance as at 1 January 2016		11,731	4,577	2,527	1,101	605	20,541
Changes in consolidation and other transfers		25	1	15	19	—	60
Purchased/internally developed		—	1	2	12	94	109
Disposals		—	—	(2)	—	(4)	(6)
Effect of movements in exchange rates		(320)	(188)	(99)	(10)	(19)	(636)
Balance as at 31 December 2016		11,436	4,391	2,443	1,122	676	20,068

Balance as at 1 January 2017		11,436	4,391	2,443	1,122	676	20,068
Changes in consolidation and other transfers		919	656	112	86	9	1,782
Purchased/internally developed		—	3	10	—	125	138
Transfer (to)/from assets classified as held for sale		—	(3)	—	—	—	(3)
Disposals		(6)	(1)	(12)	—	(7)	(26)
Effect of movements in exchange rates		(737)	(357)	(219)	(113)	(21)	(1,447)
Balance as at 31 December 2017		11,612	4,689	2,334	1,095	782	20,512

Amortisation and impairment losses
Balance as at 1 January 2016		(407)	(571)	(808)	(202)	(370)	(2,358)
Changes in consolidation		—	—	—	—	—	—
Amortisation charge for the year	11	—	(110)	(147)	(53)	(58)	(368)
Impairment losses	11	—	(1)	(11)	—	—	(12)
Disposals		—	—	—	—	3	3
Effect of movements in exchange rates		—	26	58	(9)	16	91
Balance as at 31 December 2016		(407)	(656)	(908)	(264)	(409)	(2,644)

Balance as at 1 January 2017		(407)	(656)	(908)	(264)	(409)	(2,644)
Changes in consolidation		—	—	3	4	(20)	(13)
Amortisation charge for the year	11	—	(124)	(144)	(52)	(60)	(380)
Impairment losses	11	—	—	—	—	—	—
Reversal impairment losses	11	—	—	11	—	—	11
Disposals		—	—	—	—	6	6
Effect of movements in exchange rates		—	42	79	42	15	178
Balance as at 31 December 2017		(407)	(738)	(959)	(270)	(468)	(2,842)

Carrying amount
As at 1 January 2016		11,324	4,006	1,719	899	235	18,183
As at 31 December 2016		11,029	3,735	1,535	858	267	17,424

As at 1 January 2017		11,029	3,735	1,535	858	267	17,424
As at 31 December 2017		11,205	3,951	1,375	825	314	17,670

Brands, customer-related and contract-based intangibles

The main brands capitalised are the brands acquired in various acquisitions such as Fosters, Strongbow, Lagunitas, Dos Equis, Tiger and Bintang. The main customer-related and contract-based intangibles relate to customer relationships with retailers in Mexico and Asia Pacific (constituted either by way of a contractual agreement or by way of non-contractual relations) and reacquired rights.

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

In millions of €	2017	2016
Europe	4,720	4,788
The Americas (excluding Brazil)	2,109	2,115
Brazil	668	78
Africa, Middle East and Eastern Europe (aggregated)	346	414
Asia Pacific	2,882	3,154
Head Office	480	480
	11,205	11,029

Throughout the year, goodwill increased mainly due to the Brasil Kirin acquisition offset by net foreign currency differences.

The recoverable amounts of the (group of) CGUs are based on the higher of the fair value less costs of disposal and value in use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the unit using a pre-tax discount rate.

The key assumptions used for the value in use calculations are as follows:

•	Cash flows were projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period (except for Europe, where a further two-year period was applied) were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this period is justified due to the long-term development of the local beer business and past experiences.

•	The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.

•	Cash flows after the first ten-year (Europe five-year) period were extrapolated using a perpetual growth rate equal to the expected annual long-term inflation, in order to calculate the terminal recoverable amount.

•	A per CGU-specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

In %	Pre-tax WACC	Expected annual long-term inflation 2021- 2027	Expected volume growth rates 2021- 2027
Europe	9.2	1.9	0.5
The Americas (excluding Brazil)	14.2	3.1	3.3
Brazil	14.3	3.9	2.0
Africa, Middle East and Eastern Europe	17.7-27.4	3.5-12.3	0.0-8.5
Asia Pacific	15.4	4.8	3.7
Head Office	8.9	1.9	0.5

The outcome of these impairment tests in 2017 did not result in an impairment loss (2016: nil, 2015: nil) being charged to profit or loss.

Sensitivity to changes in assumptions

The outcome of a sensitivity analysis of a 100 basis points adverse change in key assumptions (lower growth rates or higher discount rates respectively) did not result in a materially different outcome of the impairment test.

16.    Investments in associates and joint ventures

HEINEKEN has interests in a number of individually insignificant joint ventures and associates.

Summarised financial information for equity accounted joint ventures and associates

The following table includes, in aggregate, the carrying amount and HEINEKEN’s share of profit and OCI of joint ventures and associates:

	Joint ventures			Associates
In millions of €	2017	2016	2015	2017	2016	2015
Carrying amount of interests	1,612	2,022	1,852	229	144	133
Share of:
Profit or loss from continuing operations	43	124	151	32	26	21
Other comprehensive income	(13)	—	7	6	—	—

	30	124	158	38	26	21

The decrease in the carrying amount of interests is mainly due to the acquisition in 2017 of all the remaining shares in Lagunitas Brewing Company, which was formerly a joint venture.

17.    Other investments and receivables

In millions of €	Note	2017	2016
Non-current other investments and receivables
Available-for-sale investments	30	481	427
Non-current derivatives	30	36	254
Loans to customers	30	54	58
Loans to joint ventures and associates	30	3	18
Long-term prepayments		346	145
Other receivables	30	193	175
		1,113	1,077

The increase in long-term prepayments is mainly related to deposits paid for existing legal proceedings which were inherited as part of the Brasil Kirin acquisition (refer to note 6).

The other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian authorities on which interest is calculated in accordance with Brazilian legislation. Collection of this receivable is expected to be beyond a period of five years. A part of the aforementioned receivable qualifies for indemnification towards FEMSA.

HEINEKEN has interests in several entities where it has less than significant influence. These are classified as available-for-sale investments and valued based on their share price when publicly listed. For investments that are not listed fair values are established using multiples. Debt securities (which are interest-bearing) with a carrying amount of €15 million (2016: €15 million) are included in available-for-sale investments.

Sensitivity analysis – equity price risk

As at 31 December 2017, an amount of €396 million (2016: €342 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. An increase or decrease of 1% in the share price at the reporting date would not result in a material impact on HEINEKEN’s financial position.

18.    Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
In millions of €	2017	2016	2017	2016	2017	2016
Property, plant and equipment	72	71	(521)	(547)	(449)	(476)
Intangible assets	41	56	(1,333)	(1,402)	(1,292)	(1,346)
Investments	54	126	(6)	(5)	48	121
Inventories	31	27	(9)	(1)	22	26
Loans and borrowings	32	2	(28)	(32)	4	(30)
Employee benefits	300	346	(6)	(6)	294	340
Provisions	131	125	(30)	(45)	101	80
Other items	467	413	(382)	(180)	85	233
Tax losses carried forward	460	391	—	—	460	391
Tax assets/(liabilities)	1,588	1,557	(2,315)	(2,218)	(727)	(661)
Set-off of tax	(820)	(546)	820	546	—	—
Net tax assets/(liabilities)	768	1,011	(1,495)	(1,672)	(727)	(661)

Of the total net deferred tax assets of €768 million as at 31 December 2017 (2016: €1,011 million), €253 million (2016: €405 million) is recognised in respect of subsidiaries in various countries where there have been tax losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets. This judgement is performed annually and based on budgets and business plans for the coming years, including planned commercial initiatives.

No deferred tax liability has been recognised in respect of undistributed earnings of subsidiaries, joint ventures and associates, with a net impact of €75 million (2016: €58 million). This because HEINEKEN is able to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Tax losses carried forward

HEINEKEN has tax losses carried forward of €3,593 million as at 31 December 2017 (2016: €2,370 million), out of which €137 million (2016: €145 million) expires in the following five years. €434 million (2016: €338 million) will expire after five years and €3,023 million (2016: €1,887 million) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of tax losses carried forward of €1,619 million (2016: €637 million) as it is not probable that taxable profit will be available to offset these losses. The increase in the amount of tax losses carried forward relates mainly to the acquisition of Brasil Kirin.

Movement in deferred tax balances during the year

In millions of €	Balance 1 January 2017	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2017
Property, plant and equipment	(476)	(15)	36	2	—	4	(449)
Intangible assets	(1,346)	(201)	127	132	—	(4)	(1,292)
Investments	121	—	(8)	(65)	—	—	48
Inventories	26	(3)	—	4	—	(5)	22
Loans and borrowings	(30)	21	24	—	(13)	2	4
Employee benefits	340	5	(8)	(33)	(9)	(1)	294
Provisions	80	2	(4)	18	—	5	101
Other items	233	24	(81)	(51)	(15)	(25)	85
Tax losses carried forward	391	48	(16)	37	—	—	460
Net tax assets/(liabilities)	(661)	(119)	70	44	(37)	(24)	(727)

In millions of €	Balance 1 January 2016	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2016
Property, plant and equipment	(553)	1	52	22	—	2	(476)
Intangible assets	(1,429)	(10)	50	40	—	3	(1,346)
Investments	124	—	(13)	17	—	(7)	121
Inventories	26	—	(1)	1	—	—	26
Loans and borrowings	(12)	—	(4)	(1)	(13)	—	(30)
Employee benefits	331	—	(28)	(13)	49	1	340
Provisions	51	—	(4)	34	—	(1)	80
Other items	198	(3)	24	20	(10)	4	233
Tax losses carried forward	364	4	13	3	—	7	391
Net tax assets/(liabilities)	(900)	(8)	89	123	26	9	(661)

19.    Inventories

In millions of €	2017	2016
Raw materials	316	247
Work in progress	234	225
Finished products	412	479
Goods for resale	311	168
Non-returnable packaging	204	187
Other inventories and spare parts	337	312
	1,814	1,618

During 2017 inventories were written down by €14 million to net realisable value (2016: €19 million, 2015: € 23 million).

20.    Trade and other receivables

In millions of €	Note	2017	2016
Trade receivables		2,582	2,283
Other receivables		672	701
Trade receivables due from associates and joint ventures		23	20
Derivatives		219	48
	30	3,496	3,052

A net impairment loss of €13 million (2016: €57 million, 2015: €61 million) in respect of trade and other receivables was included in expenses for raw materials, consumables and services.

21.    Cash and cash equivalents

In millions of €	Note	2017	2016
Cash and cash equivalents	30	2,442	3,035
Bank overdrafts and commercial papers	25	(1,265)	(1,669)
Cash and cash equivalents in the statement of cash flows		1,177	1,366

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

In millions of €	Gross amounts	Gross amounts offset in the statement of financial position	Net amounts presented in the statement of financial position	Amounts subject to legal offset rights	Net amount
Balance as at 31 December 2017
Assets
Cash and cash equivalents	2,442	—	2,442	(1,062)	1,380
Liabilities
Bank overdrafts and commercial papers	(1,265)	—	(1,265)	1,062	(203)

Balance as at 31 December 2016
Assets
Cash and cash equivalents	3,097	(62)	3,035	(1,489)	1,546
Liabilities
Bank overdrafts and commercial papers	(1,731)	62	(1,669)	1,489	(180)

HEINEKEN operates in a number of territories where there is limited availability of foreign currency resulting in restrictions on remittances. Mainly as a result of these restrictions, ¤208 million of cash included in cash and cash equivalents is restricted for use by the Company, yet available for use in the relevant subsidiary’s day-to-day operations.

22.    Capital and reserves

Share capital

As at 31 December 2017, the issued share capital comprised 576,002,613 ordinary shares (2016: 576,002,613). The ordinary shares have a par value of €1.60. All issued shares are fully paid. The share capital as at 31 December 2017 amounted to €922 million (2016: €922 million).

The Company’s authorised capital amounts to €2,500 million, consisting of 1,562,500,000 shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. In respect of the Company’s shares that are held by HEINEKEN, rights are suspended.

Share premium

As at 31 December 2017, the share premium amounted to €2,701 million (2016: €2,701 million).

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

Reserve for own shares

The reserve for the Company’s own shares comprises the cost of the Company’s shares held by HEINEKEN. As at 31 December 2017, HEINEKEN held 5,808,418 of the Company’s shares (2016: 6,321,833).

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of €	2017	2016	2015
Final dividend previous year €0.82, respectively €0.86 and €0.74 per qualifying ordinary share	468	490	425
Interim dividend current year €0.54, respectively €0.52 and €0.44 per qualifying ordinary share	307	296	251
Total dividend declared and paid	775	786	676

For 2017, a payment of a total cash dividend of €1.47 per share (2016: €1.34) will be proposed at the AGM. If approved, a final dividend of €0.93 per share will be paid on 2 May 2018, as an interim dividend of €0.54 per share was paid on 10 August 2017. The payment will be subject to 15% Dutch withholding tax.

After the balance sheet date, the Executive Board proposed the following appropriation of profit. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of €	2017	2016	2015
Dividend per qualifying ordinary share €1.47 (2016: €1.34, 2015: €1.30)	838	763	741
Addition to retained earnings	1,097	777	1,151
Net profit	1,935	1,540	1,892

Non-controlling interests

The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. The total non-controlling interest as at 31 December 2017 amounted to €1,200 million (2016: €1,335 million).

23.    Earnings per share

Basic earnings per share

The calculation of basic earnings per share for the period ended 31 December 2017 is based on the profit attributable to ordinary shareholders of the Company (net profit) of €1,935 million (2016: €1,540 million, 2015: €1,892 million) and a weighted average number of ordinary shares – basic outstanding during the year ended 31 December 2017 of 570,074,335 (2016: 569,737,210, 2015: 572,292,454). Basic earnings per share for the year amounted to €3.39 (2016: €2.70, 2015: €3.31).

Diluted earnings per share

The calculation of diluted earnings per share for the period ended 31 December 2017 is based on the profit attributable to ordinary shareholders of the Company (net profit) of €1,935 million (2016: €1,540 million, 2015: €1,892 million) and a weighted average number of ordinary shares – basic outstanding after adjustment for the dilutive effect of share-based payment plan obligations of 570,652,111 (2016: 570,370,392, 2015: 572,944,188). Diluted earnings per share for the year amounted to €3.39 (2016: €2.70, 2015: €3.30).

Weighted average number of shares – basic and diluted

	2017	2016	2015
Total number of shares issued	576,002,613	576,002,613	576,002,613
Effect of own shares held	(5,928,278)	(6,265,403)	(3,710,159)
Weighted average number of basic shares for the year	570,074,335	569,737,210	572,292,454
Dilutive effect of share-based payment plan obligations	577,776	633,182	651,734
Weighted average number of diluted shares for the year	570,652,111	570,370,392	572,944,188

24.    Income tax on other comprehensive income

	2017			2016			2015
In millions of €	Balance Amount before tax	Tax	Balance Amount net of tax	Balance Amount before tax	Tax	Balance Amount net of tax	Balance before tax	Tax	Balance net of tax
Other comprehensive income
Actuarial gains and losses	73	(9)	64	(301)	49	(252)	128	(33)	95
Currency translation differences	(1,440)	(45)	(1,485)	(935)	27	(908)	(120)	77	(43)
Recycling of currency translation differences to profit or loss	59	—	59	—	—	—	129	—	129
Effective portion of net investment hedges	26	—	26	44	—	44	15	—	15
Effective portion of changes in fair value of cash flow hedges	145	(36)	109	18	(12)	6	(3)	26	23
Effective portion of cash flow hedges transferred to profit or loss	(13)	10	(3)	53	(12)	41	36	(12)	24
Net change in fair value available-for-sale investments	69	(1)	68	140	—	140	46	(3)	43
Recycling of fair value of available-for-sale investments to profit or loss	—	—	—	—	—	—	(16)	—	(16)
Share of other comprehensive income of associates/joint ventures	(7)	—	(7)	—	—	—	7	—	7
	(1,088)	(81)	(1,169)	(981)	52	(929)	222	55	277

25.    Loans and borrowings

This note provides information about the contractual terms of HEINEKEN’s interest-bearing loans and borrowings. For more information about HEINEKEN’s exposure to interest rate risk and foreign currency risk, refer to note 30.

Non-current liabilities

In millions of €	Note	2017	2016
Unsecured bond issues		11,789	9,432
Unsecured bank loans		109	239
Secured bank loans		105	84
Other non-current interest-bearing liabilities		163	1,165
Non-current interest-bearing liabilities		12,166	10,920
Non-current non-interest-bearing liabilities		78	24
Non-current derivatives		57	10
Non-current liabilities		12,301	10,954

Current interest-bearing liabilities

In millions of €	Note	2017	2016
Current portion of unsecured bonds issued		159	1,251
Current portion of unsecured bank loans		142	4
Current portion of secured bank loans		4	10
Current portion of other non-current interest-bearing liabilities		993	94
Total current portion of non-current interest-bearing liabilities		1,298	1,359
Deposits from third parties (mainly employee loans)		649	622
		1,947	1,981
Bank overdrafts and commercial papers	21	1,265	1,669
Current interest-bearing liabilities		3,212	3,650

For further details regarding the interest-bearing liabilities refer to terms and debt repayment schedule included in this note.

Net interest-bearing debt position

In millions of €	Note	2017	2016
Non-current interest-bearing liabilities		12,166	10,920
Current portion of non-current interest-bearing liabilities		1,298	1,359
Deposits from third parties (mainly employee deposits)		649	622
Total current and non-current loans and borrowings		14,113	12,901
Bank overdrafts and commercial papers	21	1,265	1,669
Gross debt		15,378	14,570
Market value of cross-currency interest rate swaps	30	(57)	(242)
Cash, cash equivalents and current other investments	17/21	(2,442)	(3,035)
Net interest-bearing debt position		12,879	11,293

Net interest-bearing debt is the key metric for HEINEKEN to measure debt and the basis for the calculation of the Net debt/EBITDA (beia) ratio as used for the long-term target net debt/EBITDA (beia) ratio and the incurrence covenant. Please refer to the end of this note for more information on the incurrence covenant calculation.

Non-current liabilities

In millions of €	Unsecured bond issues	Unsecured bank loans	Secured bank loans	Other non-current interest-bearing liabilities	Non-current derivatives	Non-current non- interest- bearing liabilities	Total
Balance as at 1 January 2017	9,432	239	84	1,165	10	24	10,954
Consolidation changes	—	1	124	144	152	35	456
Effect of movements in exchange rates	(466)	(21)	(6)	(131)	52	25	(547)
Transfers to current liabilities	(163)	(134)	(3)	(1,045)	(5)	—	(1,350)
Proceeds	2,976	197	43	19	—	1	3,236
Repayments	—	(173)	(137)	(4)	(152)	(7)	(473)
Other	10	—	—	15	—	—	25
Balance as at 31 December 2017	11,789	109	105	163	57	78	12,301

Current interest-bearing liabilities excluding bank overdrafts and commercial papers

In millions of €	Current portion of unsecured bond issues	Current portion of unsecured bank loans	Current portion of secured bank loans	Current portion of other interest-bearing liabilities	Deposits from third parties	Total
Balance as at 1 January 2017	1,251	4	10	94	622	1,981
Consolidation changes	—	—	952	394	—	1,346
Effect of movements in exchange rates	(73)	8	40	(35)	(3)	(63)
Transfers from non-current liabilities	163	134	3	1,045	—	1,345
Proceeds	—	—	—	—	32	32
Repayments	(1,182)	(4)	(1,002)	(505)	—	(2,693)
Other	—	—	1	—	(2)	(1)
Balance as at 31 December 2017	159	142	4	993	649	1,947

The difference between the total repayment of loans and borrowings in the above tables and the total repayment of loans and borrowings in the consolidated statement of cash flows is caused by the settlement of short term derivative liabilities of €39 million. As at 31 December 2017, the value of derivative assets used by HEINEKEN to manage the currency denomination of the interest-bearing debts was €117 million (2016: €242 million). The change in the value is caused by fair value movements.

25.    Loans and borrowings continued

Terms and debt repayment schedule

Terms and conditions of outstanding non-current and current loans and borrowings were as follows:

In millions of €	Category	Currency	Nominal interest rate %	Repayment	Carrying amount 2017	Face value 2017	Carrying amount 2016	Face value 2016
Unsecured bond	issue under EMTN programme	SGD	1.4	2017	—	—	66	66
Unsecured bond	issue under EMTN programme	EUR	1.3	2018	100	100	100	100
Unsecured bond	issue under EMTN programme	SGD	2.2	2018	59	59	62	62
Unsecured bond	issue under EMTN programme	USD	2.5	2019	167	167	189	190
Unsecured bond	issue under EMTN programme	EUR	2.5	2019	848	850	847	850
Unsecured bond	issue under EMTN programme	EUR	2.1	2020	998	1,000	997	1,000
Unsecured bond	issue under EMTN programme	EUR	2.0	2021	498	500	498	500
Unsecured bond	issue under EMTN programme	EUR	1.3	2021	498	500	498	500
Unsecured bond	issue under EMTN programme	USD	3.3	2022	166	167	189	190
Unsecured bond	issue under EMTN programme	SGD	1.6	2022	93	94	—	—
Unsecured bond	issue under EMTN programme	EUR	1.7	2023	140	140	140	140
Unsecured bond	issue under EMTN programme	EUR	3.5	2024	498	500	497	500
Unsecured bond	issue under EMTN programme	EUR	1.5	2024	455	460	454	460
Unsecured bond	issue under EMTN programme	EUR	2.9	2025	744	750	743	750
Unsecured bond	issue under EMTN programme	EUR	2.0	2025	224	225	224	225
Unsecured bond	issue under EMTN programme	EUR	1.0	2026	791	800	790	800
Unsecured bond	issue under EMTN programme	EUR	1.4	2027	496	500	497	500
Unsecured bond	issue under EMTN programme	EUR	3.5	2029	200	200	199	200
Unsecured bond	issue under EMTN programme	EUR	1.5	2029	790	800	—	—
Unsecured bond	issue under EMTN programme	EUR	2.0	2032	499	500	—	—
Unsecured bond	issue under EMTN programme	EUR	3.3	2033	177	180	180	180
Unsecured bond	issue under EMTN programme	EUR	2.6	2033	92	100	92	100
Unsecured bond	issue under EMTN programme	EUR	3.5	2043	75	75	75	75
Unsecured bond	issue under APB MTN programme	SGD	3.8 - 4.0	2020 - 2022	24	25	25	25
Unsecured bond	issue under 144A/RegS	USD	1.4	2017	—	—	1,185	1,186
Unsecured bond	issue under 144A/RegS	USD	3.4	2022	623	625	709	712
Unsecured bond	issue under 144A/RegS	USD	2.8	2023	831	834	945	949

In millions of €	Category	Currency	Nominal interest rate %	Repayment	Carrying amount 2017	Face value 2017	Carrying amount 2016	Face value 2016
Unsecured bond	issue under 144A/RegS	USD	3.5	2028	906	917	—	—
Unsecured bond	issue under 144A/RegS	USD	4.0	2042	408	417	465	474
Unsecured bond	issue under 144A/RegS	USD	4.4	2047	533	542	—	—
Unsecured bond	various	EUR	3.0 - 4.5	2020	15	15	17	17
Unsecured bank loans	bank facilities	PLN	2.5	2019	24	24	34	34
Unsecured bank loans	bank facilities	NGN	20.0	2021	20	20	51	51
Unsecured bank loans	bank facilities	USD - RWF	5.2 - 12.5	2018 - 2022	21	21	26	26
Unsecured bank loans	bank facilities	ZAR	9.4 - 9.9	2018 - 2022	170	170	112	112
Unsecured bank loans	various	various	various	various	16	16	20	20
Secured bank loans	bank facilities	ETB	9.5	2017	—	—	20	20
Secured bank loans	bank facilities	XOF	7.0	2026	83	83	57	56
Secured bank loans	various	various	various	various	26	26	17	20
Other interest-bearing liabilities	2008 US private placement	USD	2.8	2017	—	—	85	85
Other interest-bearing liabilities	2008 US private placement	GBP	7.2	2018	36	36	37	37
Other interest-bearing liabilities	2010 US private placement	USD	4.6	2018	605	605	688	688
Other interest-bearing liabilities	2008 US private placement	USD	6.3	2018	325	325	369	370
Other interest-bearing liabilities	facilities from JVs	EUR	various	various	4	4	4	4
Other interest-bearing liabilities	bank facilities	BRL	4.9 - 8.5	2020 - 2026	85	85	—	—
Other interest-bearing liabilities	various	various	various	various	101	101	76	76
Deposits from third parties	n.a.	various	various	various	649	649	622	622
					14,113	14,207	12,901	12,972

Financing headroom

The committed financing headroom at Group level was approximately €4.0 billion as at 31 December 2017 and consisted of the undrawn revolving credit facility and centrally available cash, minus the amount of commercial paper in issue at Group level.

Incurrence covenant

HEINEKEN has an incurrence covenant in some of its financing facilities. This incurrence covenant is calculated by dividing net debt (excluding the market value of cross-currency interest rate swaps) by EBITDA (beia) (both based on proportional consolidation of joint ventures and including acquisitions made in 2017 on a pro-forma basis). As at 31 December 2017 this ratio was 2.4 (2016: 2.3, 2015: 2.4). If the ratio would be beyond a level of 3.5, the incurrence covenant would prevent HEINEKEN from conducting further significant debt financed acquisitions.

26.    Employee benefits

In millions of €	2017	2016
Present value of unfunded defined benefit obligations	296	305
Present value of funded defined benefit obligations	8,792	8,865
Total present value of defined benefit obligations	9,088	9,170
Fair value of defined benefit plan assets	(7,908)	(7,815)
Present value of net obligations	1,180	1,355
Asset ceiling items	19	3
Defined benefit plans included under non-current assets	10	—
Recognised liability for defined benefit obligations	1,209	1,358
Other long-term employee benefits	80	62
	1,289	1,420

HEINEKEN makes contributions to defined benefit plans that provide pension benefits to (former) employees upon retirement in a number of countries. The defined benefit plans in The Netherlands and the UK represent the majority of the total defined benefit plan assets and the present value of the defined benefit obligations. Refer to the table below for share of the these plans in the total present value of the net obligations of the Company.

	2017	2016	2017	2016	2017	2016	2017	2016
In millions of €	UK	UK	NL	NL	Other	Other	Total	Total
Total present value of defined benefit obligations	4,002	4,167	3,729	3,544	1,357	1,459	9,088	9,170
Fair value of defined benefit plan assets	(3,449)	(3,488)	(3,546)	(3,392)	(913)	(935)	(7,908)	(7,815)
Present value of net obligations	553	679	183	152	444	524	1,180	1,355

HEINEKEN provides employees in the Netherlands with an average pay pension plan based on earnings up to the legal tax limit. Indexation of accrued benefits is conditional on the funded status of the pension fund. HEINEKEN pays contributions to the fund up to a maximum level agreed with the Board of the pension fund and has no obligation to make additional contributions in case of a funding deficit. In 2017, HEINEKEN’s cash contribution to the Dutch pension plan was at the maximum level. The same level is expected to be paid in 2018.

HEINEKEN’s UK plan (Scottish & Newcastle pension plan ‘SNPP’) was closed to future accrual in 2010 and the liabilities thus relate to past service before plan closure. Based on the triennial review finalised in early 2016, HEINEKEN has renewed the funding plan (until 31 May 2023) including an annual Company contribution of GBP37.5 million in 2017, thereafter increasing with GBP1.7 million per year. Deficit payments as of 2019 will be reviewed and may be replaced following the upcoming triennial valuation. No additional liability has been recognised as the net present value of the minimum funding requirement does not exceed the net obligation.

Other countries where HEINEKEN offers a defined benefit plan to (former) employees include: Austria (closed in 2007 to new entrants), Belgium, France, Greece (closed in 2014 to new entrants), Ireland (closed in 2012 to all future accrual), Jamaica (closed in 2017 to all future accrual), Mexico (plan changed to hybrid defined contribution for majority of employees in 2014), Nigeria (closed to new entrants in 2007), Portugal, Spain (closed to management in 2010 and changed to a defined contribution plan for actives in 2017) and Switzerland.

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

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits, medical plans and jubilee benefits.

Movement in net defined benefit obligation

The movement in the net defined benefit obligation over the year is as follows:

		Present value of defined benefit obligations		Fair value of defined benefit plan assets		Present value of net obligations
In millions of €	Note	2017	2016	2017	2016	2017	2016
Balance as at 1 January		9,170	8,873	(7,815)	(7,661)	1,355	1,212
Included in profit or loss
Current service cost		85	86	—	—	85	86
Past service cost/(credit)		5	1	—	—	5	1
Administration expense		—	—	4	2	4	2
Effect of any settlement		(35)	(1)	—	—	(35)	(1)
Expense recognised in personnel expenses	10	55	86	4	2	59	88
Interest expense/(income)	12	196	257	(163)	(217)	33	40
		251	343	(159)	(215)	92	128
Included in OCI
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from
Demographic assumptions		79	20	—	—	79	20
Financial assumptions		190	1,080	—	—	190	1,080
Experience adjustments		(31)	(139)	—	—	(31)	(139)
Return on plan assets excluding interest income		—	—	(327)	(660)	(327)	(660)
Effect of movements in exchange rates		(200)	(674)	165	557	(35)	(117)
		38	287	(162)	(103)	(124)	184
Other
Changes in consolidation and reclassification		42	(1)	(49)	—	(7)	(1)
Contributions paid:
By the employer		—	—	(136)	(168)	(136)	(168)
By the plan participants		23	23	(23)	(23)	—	—
Benefits paid		(385)	(355)	385	355	—	—
Settlements		(51)	—	51	—	—	—
		(371)	(333)	228	164	(143)	(169)
Balance as at 31 December		9,088	9,170	(7,908)	(7,815)	1,180	1,355

26.    Employee benefits continued

Defined benefit plan assets

	2017			2016
In millions of €	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Equity instruments:
Europe	985	—	985	1,092	—	1,092
Northern America	556	—	556	403	—	403
Japan	109	—	109	113	—	113
Asia other	122	—	122	47	—	47
Other	330	180	510	478	246	724
	2,102	180	2,282	2,133	246	2,379
Debt instruments:
Corporate bonds – investment grade	2,258	1,524	3,782	2,673	1,537	4,210
Corporate bonds – non-investment grade	240	476	716	297	102	399
	2,498	2,000	4,498	2,970	1,639	4,609
Derivatives	11	(1,333)	(1,322)	10	(1,389)	(1,379)
Properties and real estate	270	437	707	230	362	592
Cash and cash equivalents	626	3	629	180	116	296
Investment funds	675	244	919	711	350	1,061
Other plan assets	119	76	195	3	254	257
	1,701	(573)	1,128	1,134	(307)	827
Balance as of 31 December	6,301	1,607	7,908	6,237	1,578	7,815

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

In the Netherlands, an Asset-Liability Matching (ALM) study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 38% equity securities, 40% bonds, 7% property and real estate and 15% other investments. The objective is to hedge currency risk on the US dollar, Japanese yen and British pound for 50% of the equity exposure in the strategic investment mix.

In the UK, an Asset-Liability Matching study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 45% of plan assets in liability driven investments, 18% in absolute return, 16% in equities (global and emerging markets), 5.5% in alternatives and 15.5% in private markets. The objective is to hedge 100% of currency risk on developed non-GBP equity market exposures in the strategic investment mix.

Interest rate risk

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ fixed rate instruments holdings.

In the Netherlands, interest rate risk is partly managed through fixed income investments. These investments match the liabilities for 22.9% (2016: 22.9%). In the UK, interest rate risk is partly managed through the use of a mixture of fixed income investments and interest rate swap instruments. These investments and instruments match 32% of the interest rate sensitivity of the total liabilities (2016: 28%).

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

HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. In the UK, inflation is partly managed through the use of a mixture of inflation-linked derivative instruments. These instruments match 35% of the inflation-linked liabilities (2016: 41%).

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. This is particularly significant in the UK plan, where inflation-linked increases result in higher sensitivity to changes in life expectancy. In 2015, the Trustee of SNPP implemented a longevity hedge to remove the risk of a higher increase in life expectancy than anticipated for the 2015 population of pensioners.

Principal actuarial assumptions as at the balance sheet date

Based on the significance of the Dutch and UK pension plans compared with the other plans, the table below only includes the major actuarial assumptions for those two plans as at 31 December:

	The Netherlands		UK*
In %	2017	2016	2017	2016
Discount rate as at 31 December	1.7	1.5	2.5	2.7
Future salary increases	2.0	2.0	—	—
Future pension increases	0.9	0.4	2.9	3.1

*	The UK plan closed for future accrual, leading to certain assumptions being equal to zero.

For the other defined benefit plans, the following actuarial assumptions apply at 31 December:

	Europe		Americas		Africa, Middle East & Eastern Europe
In %	2017	2016	2017	2016	2017	2016
Discount rate as at 31 December	0.7-4.5	0.6-6.8	7.0-8.0	7.0-7.6	1.7-14.5	1.5-15.5
Future salary increases	0.0-3.5	0.0-3.5	0.0-4.5	0.0-4.5	0.0-5.0	0.0-5.0
Future pension increases	0.0-1.5	0.0-1.5	0.0-3.5	0.0-3.5	0.0-2.6	0.0-3.5
Medical cost trend rate	0.0-4.5	0.0-4.5	0.0-7.5	0.0-5.0	0.0-5.0	0.0-5.0

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands, the rates are obtained from the ‘AG-Prognosetafel 2016’, fully generational. Correction factors (2016) from ‘Sprenkels en Verschuren’ are applied on these rates. For the UK, the future mortality rates are obtained by applying the Continuous Mortality Investigation 2014 projection model with an assumed long term rate of 1.5% p.a. to the Self-Administered Pension Schemes Series 2 (year of birth) tables with a 112% (male)/109% (female) weighting for pensioners and a 105% (male)/106% (female) weighting for non-pensioners.

The weighted average duration of the defined benefit obligation at the end of the reporting period is 18 years.

HEINEKEN expects the 2018 contributions to be paid for the defined benefit plans to be in line with 2017.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	31 December 2017		31 December 2016
Effect in millions of €	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate (0.5% movement)	(738)	846	(695)	798
Future salary growth (0.25% movement)	15	(15)	23	(22)
Future pension growth (0.25% movement)	355	(302)	332	(309)
Medical cost trend rate (0.5% movement)	5	(5)	5	(4)
Life expectancy (1 year)	305	(302)	300	(301)
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

The performance conditions for LTV 2015-2017, LTV 2016-2018 and LTV 2017-2019 are the same for the Executive Board and senior management and comprise solely of internal financial measures, being Organic Revenue Growth, Organic operating profit beia growth (as of LTV 2017-2019. LTV 2015-2017 and 2016-2018 are on Organic EBIT beia growth), Earnings Per Share (EPS) beia growth and Free Operating Cash Flow.

At target performance, 100% of the awarded share rights vest. At threshold performance, 50% of the awarded share rights vest. At maximum performance, 200% of the awarded share rights vest for the Executive Board as well as senior managers contracted by the US, Mexico, Brazil and Singapore, and 175% vest for all other senior managers. As per LTIP 2017-2019 the maximum performance is set at 200% for all senior managers.

The performance period for the aforementioned plans are:

LTV	Performance period start	Performance period end
2015-2017	1 January 2015	31 December 2017
2016-2018	1 January 2016	31 December 2018
2017-2019	1 January 2017	31 December 2019

The vesting date for the Executive Board is shortly after the publication of the annual results of 2017, 2018 and 2019 respectively and for senior management on 1 April 2018, 2019 and 2020 respectively.

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

The number of share rights granted and share price at grant date are as follows:

Grant date/employees entitled	Number*	Based on share price
Share rights granted to Executive Board in 2015	54,903	58.95
Share rights granted to senior management in 2015	534,298	58.95
Share rights granted to Executive Board in 2016	34,278	78.77
Share rights granted to senior management in 2016	398,850	78.77
Share rights granted to Executive Board in 2017	37,890	71.26
Share rights granted to senior management in 2017	472,116	71.26

*	The number of shares is based on at target payout performance (100%).

Under the LTV 2014-2016, a total of 61,508 (gross) shares vested for the Executive Board and 740,873 (gross) shares vested for senior management. The number of shares vested for the Executive Board only relates to Mr. Jean-François van Boxmeer, as Ms. Laurence Debroux received LTI as per LTIP 2015-2017.

Based on the performance conditions, it is expected that approximately 689,495 shares of the LTV 2015-2017 will vest in 2018 for senior management and the Executive Board.

The number, as adjusted for the expected performance for the various awards, and weighted average share price per share under the LTV of senior management and Executive Board are as follows:

	Weighted average share price 2017	Number of share rights 2017	Weighted average share price 2016	Number of share rights 2016
Outstanding as at 1 January	60.40	1,873,347	52.26	1,854,782
Granted during the year	71.26	510,006	78.77	433,128
Forfeited during the year	69.41	(55,103)	58.33	(121,026)
Vested during the year	49.08	(802,381)	50.47	(785,236)
Performance adjustment	—	740,773	—	491,699
Outstanding as at 31 December	69.54	2,266,642	60.40	1,873,347

Under the extraordinary share plans for senior management 1,489 shares were granted and 18,647 (gross) shares vested. These extraordinary grants only have a service condition and vest between one and five years. The expenses relating to these additional grants are recognised in profit or loss during the vesting period. Expenses recognised in 2017 are €1,0 million (2016: €1.3 million, 2015: €1.0 million).

Matching shares, extraordinary shares and retention share awards granted to the Executive Board are disclosed in note 33.

Personnel expenses

In millions of €	Note	2017	2016	2015
Share rights granted in 2012		—	—	1
Share rights granted in 2013		—	—	12
Share rights granted in 2014		—	16	10
Share rights granted in 2015		18	12	10
Share rights granted in 2016		17	14	—
Share rights granted in 2017		20	—	—
Total expense recognised in personnel expenses	10	55	42	33

28.    Provisions

In millions of €	Restructuring	Onerous contracts	Claims and litigation	Other	Total
Balance as at 1 January 2017	99	50	149	158	456
Changes in consolidation	—	24	323	519	866
Provisions made during the year	70	33	50	68	221
Provisions used during the year	(45)	(17)	(35)	(12)	(109)
Provisions reversed during the year	(19)	(31)	(48)	(99)	(197)
Effect of movements in exchange rates	(1)	(3)	(48)	(51)	(103)
Unwinding of discounts	—	—	12	2	14
Balance as at 31 December 2017	104	56	403	585	1,148

Non-current	40	19	388	523	970
Current	64	37	15	62	178

Restructuring

The provision for restructuring of €104 million (2016: €99 million) mainly relates to restructuring programmes in Spain and the Netherlands. For large restructurings, management assesses the timing of the costs to be incurred, which influences the classification as current or non-current liabilities.

Claims and litigation

The provision for claims and litigation of €403 million mainly relates to the litigation inherited from the acquisition of Brasil Kirin, as well as the beer operations of FEMSA in 2010 (refer to note 32). Management assesses provisions for claims and litigation on an ongoing basis. The outcome depends on future events, which are by nature uncertain. In assessing the likely outcome of lawsuits and tax disputes etc., management bases its assessment on internal and external legal assistance and established precedents.

Other provisions

Included are, among others, surety and guarantees provided of €42 million (2016: €35 million) and provisions for taxes of €498 million (2016: €56 million). The increase mainly relates to the acquisition of Brasil Kirin (refer to note 4 and 6) as tax legislation in Brazil is highly complex and subject to interpretation. The timing of the cash outflows for these provisions is uncertain.

29.    Trade and other payables

In millions of €	Note	2017	2016
Trade payables		3,430	2,934
Accruals		1,344	1,263
Taxation and social security contributions		924	879
Returnable packaging deposits		607	628
Interest		168	129
Derivatives		21	75
Dividends		30	45
Other payables		232	271
	30	6,756	6,224

The returnable packaging liability is based on the expected return of delivered returnable packaging materials with a deposit such as bottles, crates and kegs, where HEINEKEN has the legal or constructive obligation to buy back the materials. The expected return is determined based on measured circulation times and historical losses of returnable packaging materials in the market.

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

All local operations are required to comply with the principles contained within the Global Credit Policy and develop local credit management procedures accordingly. HEINEKEN regularly reviews and updates the Global Credit Policy ensuring that adequate controls are in place to mitigate any identified risks in respect of customer credit risk.

As at the balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument, including derivative financial instruments, in the consolidated statement of financial position.

Loans and advances to customers

HEINEKEN’s exposure to credit risk is mainly influenced by the individual characteristics of each customer. HEINEKEN’s loans and receivables include loans and advances to customers, issued based on a loan or advance contract. Loans and advances to customers are secured by, among others, rights on property or intangible assets, such as the right to take possession of the premises of the customer. On loans to customers interest rates calculated by HEINEKEN are at least based on the risk-free rate plus a margin, which takes into account the risk profile of the customer and value of security given.

In a few countries HEINEKEN provides guarantees to third parties who issue loans to our customers.

Trade and other receivables

HEINEKEN’s local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under the credit policies, all customers requiring credit over a certain amount are reviewed and new customers are analysed individually for creditworthiness before HEINEKEN’s standard payment and delivery terms and conditions are offered. HEINEKEN’s review can include external ratings, where available, and in some cases bank references. Credit limits are established for each customer and these limits are reviewed regularly. Customers that fail to meet HEINEKEN’s benchmark creditworthiness may transact with HEINEKEN only on a prepayment basis.

In monitoring customer credit risk customers are, on a country basis, grouped according to their credit characteristics, including whether they are an individual or legal entity, which type of distribution channel they represent, geographic location, industry, ageing profile, maturity and existence of previous financial difficulties. Customers that are graded as high risk are placed on a restricted customer list, and sales are made on strict payment conditions only with approval of management. In addition HEINEKEN issued an Anti-Money Laundering and Sanction Letter to safeguard our reputation and operations. HEINEKEN considers it important to know with whom business is done and from whom HEINEKEN is receiving payments.

HEINEKEN has multiple distribution models to deliver goods to end customers. Deliveries are done via own wholesalers, directly or via third parties, depending the countries specifics. As such distribution models are country-specific and diverse across HEINEKEN, the results and the balance sheet items cannot be split between types of customers on a consolidated basis. The various distribution models are also not centrally managed or monitored.

Allowances

HEINEKEN establishes allowances for impairment of loans, trade and other receivables that represent the estimate of incurred losses. The main components of these allowances are specific loss components that relates to individually exposures, and a collective loss component established for groups of similar customers in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics.

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

Heineken N.V. has issued a joint and several liability statement to the provisions of Section 403, Part 9, Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands. Refer to Note 42 of the Company financial statements.

Exposure to credit risk

The carrying amount of financial assets and guarantees to banks for loans represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

In millions of €	Note	2017	2016*
Cash and cash equivalents	21	2,442	3,035
Trade and other receivables, excluding derivatives	20	3,277	3,004
Current derivatives	20	219	48
Available-for-sale investments	17	481	427
Non-current derivatives and investments FVTPL	17	36	254
Loans to customers	17	54	58
Advances to customers		277	274
Loans to joint ventures and associates	17	3	18
Other non-current receivables	17	193	175
Guarantees to banks for loans (to third parties)	32	307	335
		7,289	7,628

*	Revised to include advances to customers.

The maximum exposure to credit risk for trade and other receivables (excluding current derivatives) at the reporting date by geographic region was:

In millions of €	2017	2016
Europe	1,435	1,412
Americas	836	636
Africa, Middle East & Eastern Europe	441	444
Asia Pacific	364	349
Head Office and Other/eliminations	201	163
	3,277	3,004

30.    Financial risk management and financial instruments continued

Impairment losses

The ageing of trade and other receivables (excluding current derivatives) at the reporting date was:

In millions of €	Gross 2017	Impairment 2017	Gross 2016	Impairment 2016
Not past due	2,477	(46)	2,499	(32)
Past due 0 – 30 days	487	(19)	238	(8)
Past due 31 – 120 days	255	(42)	263	(67)
More than 120 days	511	(346)	452	(341)
	3,730	(453)	3,452	(448)

The movement in the allowance for impairment in respect of trade and other receivables (excluding current derivatives) during the year was as follows:

In millions of €	2017	2016
Balance as at 1 January	448	441
Changes in consolidation	55	—
Impairment loss recognised	105	106
Allowance used	(45)	(37)
Allowance released	(92)	(49)
Effect of movements in exchange rates	(18)	(13)
Balance as at 31 December	453	448

The movement in the allowance for impairment in respect of loans and advances to customers during the year was as follows:

In millions of €	2017	2016*
Balance as at 1 January	132	142
Changes in consolidation	—	—
Impairment loss recognised	8	3
Allowance used	(2)	—
Allowance released	(8)	(9)
Effect of movements in exchange rates	(1)	(4)
Other	16	—
Balance as at 31 December	145	132

*	Revised to reflect inclusion of advances to customers.

Impairment losses recognised for trade and other receivables (excluding current derivatives), loans and advances to customers are part of the other non-cash items in the consolidated statement of cash flows.

A net impairment loss of €13 million (2016: €57 million, 2015: €62 million) in respect of trade and other receivables and in respect of loans and advances to customers nil (2016: €7 million gain, 2015: €32 million gain) were included in expenses for raw materials, consumables and services.

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

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments:

	2017
In millions of €	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(15,378)	(18,549)	(3,580)	(1,397)	(3,877)	(9,695)
Trade and other payables (excluding interest payable, dividends and derivatives and including non-current part)	(6,577)	(6,577)	(6,505)	(18)	(20)	(34)

Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting (net)	57	79	136	5	16	(78)
Interest rate swaps not used for hedge accounting (net)	4	(18)	(7)	(6)	(5)	—
Forward exchange contracts used for hedge accounting (net)	46	29	30	(1)	—	—
Commodity derivatives used for hedge accounting (net)	77	78	46	6	26	—
Derivatives not used for hedge accounting (net)	(7)	(8)	(8)	—	—	—
	(21,778)	(24,966)	(9,888)	(1,411)	(3,860)	(9,807)

	2016
In millions of €	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(14,570)	(16,792)	(4,006)	(1,703)	(4,895)	(6,188)
Trade and other payables (excluding interest payable, dividends and derivatives and including non-current part)	(5,994)	(5,994)	(5,963)	(16)	(2)	(13)

Derivative financial assets and (liabilities)
Interest rate swaps used for hedge accounting (net)	242	283	17	266	—	—
Forward exchange contracts used for hedge accounting (net)	(23)	(32)	(24)	(8)	—	—
Commodity derivatives used for hedge accounting (net)	11	11	4	2	5	—
Derivatives not used for hedge accounting (net)	(13)	(14)	(14)	—	—	—
	(20,347)	(22,538)	(9,986)	(1,459)	(4,892)	(6,201)

30.    Financial risk management and financial instruments continued

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

Foreign currency risk

HEINEKEN is exposed to foreign currency risk on (future) sales, (future) purchases, borrowings and dividends that are denominated in a currency other than the respective functional currencies of HEINEKEN entities. The main currencies that give rise to this risk are the US dollar, Mexican peso, Nigerian naira, British pound, Vietnamese dong and Euro. In 2017, the transactional exchange risk was hedged in line with the hedging policy to the extent possible, the resulting impact from currency movements was therefore partly mitigated. The negative translational impact was more profound.

In managing foreign currency risk, HEINEKEN aims to ensure the availability of these foreign currencies and to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in foreign exchange rates and the availability of foreign currencies, especially in emerging markets, will have an impact on profit.

HEINEKEN hedges up to 90% of its net US dollar export cash flows on the basis of rolling cash flow forecasts in respect to forecasted sales and purchases. Cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. HEINEKEN mainly uses forward exchange contracts to hedge its foreign currency risk. The majority of the forward exchange contracts have maturities of less than one year after the balance sheet date.

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

It is HEINEKEN’s policy to provide intra-HEINEKEN financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on a subsidiary level. The resulting exposure at Group level is hedged by means of foreign currency denominated external debts and by forward exchange contracts. Intra-HEINEKEN financing in foreign currencies is mainly in British pounds, US dollars, Polish zloty and New Zealand dollar. In some cases, HEINEKEN elects to treat intra-HEINEKEN financing with a permanent character as equity and does not hedge the foreign currency exposure.

HEINEKEN maintains debt in foreign currencies like US dollar and British pound to hedge local operations, which generate cash flows that have the same respective functional currencies or have functional currencies that are closely correlated. Corresponding interest on these borrowings is also denominated in currencies that match the cash flows generated by the underlying operations of HEINEKEN.

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

	2017		2016
In millions	EUR	USD	EUR	USD
Financial assets	85	4,997	146	5,260
Financial liabilities	(2,284)	(6,657)	(1,291)	(6,338)
Gross balance sheet exposure	(2,199)	(1,660)	(1,145)	(1,078)
Estimated forecast sales next year	153	1,321	207	1,330
Estimated forecast purchases next year	(1,578)	(2,011)	(1,965)	(1,818)
Gross exposure	(3,624)	(2,350)	(2,903)	(1,566)
Net notional amounts foreign exchange contracts	411	1,670	433	884
Net exposure	(3,213)	(680)	(2,470)	(682)
Sensitivity analysis
Equity	(149)	1	(59)	(15)
Profit or loss	(13)	(9)	(4)	1

Sensitivity analysis

A 10% strengthening of the US dollar against the Euro or, in case of the Euro, a strengthening of the Euro against all other currencies as at 31 December would have affected the value of financial assets and liabilities (related to transactional exposure) recorded on the balance sheet and would have therefore decreased (increased) equity and profit by the amounts shown above. This analysis assumes that all other variables, in particular interest rates, remain constant.

A 10% weakening of the US dollar against the Euro or, in case of the Euro, a weakening of the Euro against all other currencies as at 31 December would have had the equal but opposite effect on the basis that all other variables remain constant.

Interest rate risk

In managing interest rate risk, HEINEKEN aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in interest rates would have an impact on profit.

HEINEKEN opts for a mix of fixed and variable interest rates in its financing operations, combined with the use of interest rate instruments. Currently, HEINEKEN’s interest rate position is more weighted towards fixed than floating. Interest rate instruments that can be used are (cross-currency) interest rate swaps, forward rate agreements, caps and floors.

Swap maturity follows the maturity of the related loans and borrowings which have swap rates for the fixed leg ranging from 2.3 to 6.5% (2016: from 3.8 to 6.5%).

30.    Financial risk management and financial instruments continued

Interest rate risk – profile

At the reporting date, the interest rate profile of HEINEKEN’s interest-bearing financial instruments was as follows:

In millions of €	2017	2016
Fixed rate instruments
Financial assets	75	83
Financial liabilities	(13,002)	(11,984)
Net interest rate swaps	417	—
	(12,510)	(11,901)

Variable rate instruments
Financial assets	2,599	3,214
Financial liabilities	(2,376)	(2,587)
Net interest rate swaps	(463)	—
	(240)	627

Cash flow sensitivity analysis for variable rate instruments

HEINEKEN applies fair value hedge accounting on certain fixed rate financial liabilities and designates derivatives as hedging instruments. A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant and excludes any possible change in fair value of derivatives at period-end because of a change in interest rates. This analysis is performed on the same basis as for 2016.

	Profit or loss		Equity
In millions of €	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2017
Variable rate instruments	2	(2)	2	(2)
Net interest rate swaps	(3)	3	(3)	3
Cash flow sensitivity (net)	(1)	1	(1)	1

31 December 2016
Variable rate instruments	5	(5)	5	(5)
Net interest rate swaps	—	—	—	—
Cash flow sensitivity (net)	5	(5)	5	(5)

Commodity price risk

Commodity price risk is the risk that changes in commodity prices will affect HEINEKEN’s income. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters, while optimising the return on risk. The main commodity exposure relates to the purchase of cans, glass bottles, malt and utilities. Commodity price risk is in principle addressed by negotiating fixed prices in supplier contracts with various contract durations. So far, commodity hedging with financial counterparties by HEINEKEN has been limited to aluminium hedging and to a limited extent gas, sugar and grains hedging, which are done in accordance with risk policies. HEINEKEN does not enter into commodity contracts other than to meet HEINEKEN’s expected usage and sale requirements. As at 31 December 2017, the market value of commodity swaps was €77 million positive (2016: €11 million positive).

Sensitivity analysis for aluminium hedges

The table below shows an estimated pre-tax impact of 10% change in the market price of aluminium.

	Equity
In millions of €	10% increase	10% decrease
31 December 2017
Aluminium hedges	50	(50)

Cash flow hedges

The following table indicates the carrying amount of derivatives and the periods in which all the cash flows associated with derivatives that are cash flow hedges are expected to occur:

	2017
In millions of €	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Cross-currency interest rate swaps
Assets	113	978	978	—	—	—
Liabilities	—	(847)	(847)	—	—	—
Forward exchange contracts
Assets	50	1,159	1,126	33	—	—
Liabilities	(4)	(1,130)	(1,096)	(34)	—	—
Commodity derivatives
Assets	81	81	49	6	26	—
Liabilities	(4)	(2)	(2)	—	—	—
	236	239	208	5	26	—

	2016
In millions of €	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Cross-currency interest rate swaps
Assets	242	1,167	55	1,112	—	—
Liabilities	—	(885)	(38)	(847)	—	—
Forward exchange contracts
Assets	33	1,302	1,144	158	—	—
Liabilities	(56)	(1,335)	(1,169)	(166)	—	—
Commodity derivatives
Assets	24	24	12	7	5	—
Liabilities	(13)	(13)	(8)	(5)	—	—
	230	260	(4)	259	5	—

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

30.    Financial risk management and financial instruments continued

Fair value hedges

The following table indicates the carrying amount of derivatives and the periods in which all the cash flows associated with derivatives that are fair value hedges are expected to occur:

	2017
In millions of €	Carrying amount	Expected cash flows	Less than 1 year	1-2 years	2-5 years	More than 5 years
Cross-currency interest rate swaps
Assets		481	12	12	35	422
Liabilities	(48)	(463)				(463)
	(48)	18	12	12	35	(41)

In 2017 HEINEKEN has entered into several cross-currency interest rate swaps which have been designated as fair value hedges to hedge the foreign exchange rate risk on the principal amount and future interest payments of its certain US dollar borrowings. The borrowings and the cross-currency interest rate swaps have the same critical terms.

The loss arising on derivatives as designated hedging instruments in fair value hedges amounts to €48 million. The gain arising on the adjustment for the hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship amounts to €48 million.

Net investment hedges

HEINEKEN hedges its investments in certain subsidiaries by entering into local currency denominated borrowings and cross-currency interest rate swaps, which mitigate the foreign currency translation risk arising from the subsidiaries net assets. These borrowings and swaps are designated as net investment hedges and fully effective, as such there was no ineffectiveness recognised in profit and loss in 2017 (2016: nil). The fair value of these borrowings at 31 December 2017 was €475 million (2016: €506 million) and the market value of these swaps at 31 December 2017 was €8 million negative (2016: nil).

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

Fair values

For bank loans and finance lease liabilities the carrying amount is a reasonable approximation of fair value. The fair value of the unsecured bond issues as at 31 December 2017 was €12,660 million (2016: €11,292 million) and the carrying amount was €11,948 million (2016: €10,683 million). The fair value of the other interest-bearing liabilities as at 31 December 2017 was €1,535 million (2016: €1,662 million) and the carrying amount was €1,515 million (2016: €1,597 million).

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments are discussed in note 4.

Fair value hierarchy

The tables below present the financial instruments accounted for at fair value and amortised cost by level of the following fair value measurement hierarchy:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)

•	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3)

31 December 2017	Level 1	Level 2	Level 3
Available-for-sale investments	396	—	84
Non-current derivative assets	—	36	—
Current derivative assets	—	219	—
	396	255	84

Non-current derivative liabilities	—	(57)	—
Loans and borrowings	(12,660)	(1,535)	—
Current derivative liabilities	—	(21)	—
	(12,660)	(1,613)	—

31 December 2016	Level 1	Level 2	Level 3
Available-for-sale investments	342	—	85
Non-current derivative assets	—	254	—
Current derivative assets	—	48	—
	342	302	85

Non-current derivative liabilities	—	(10)	—
Loans and borrowings	(11,292)	(1,662)	—
Current derivative liabilities	—	(75)	—
	(11,292)	(1,747)	—

During the period ended 31 December 2017 there were no significant transfers between the three levels of the fair value hierarchy.

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

Level 3

Details of the determination of level 3 fair value measurements as at 31 December 2017 are set out below:

In millions of €	2017	2016
Available-for-sale investments based on level 3
Balance as at 1 January	85	84
Fair value adjustments recognised in other comprehensive income	2	(2)
Disposals	1	—
Transfer between levels	—	3
Transfer to associate	(4)	—
Balance as at 31 December	84	85

The fair values for the level 3 available-for-sale investments are based on the financial performance of the investments and the market multiples of comparable equity securities.

31.    Off-balance sheet commitments

In millions of €	Total 2017	Less than 1 year	1-5 years	More than 5 years	2016
Operational lease commitments	1,704	269	645	790	1,460
Property, plant and equipment ordered	329	285	26	18	128
Raw materials purchase contracts	6,153	2,433	2,580	1,140	5,287
Marketing and merchandising commitments	647	242	401	4	391
Other off-balance sheet obligations	2,092	304	716	1,072	1,542
Off-balance sheet obligations	10,925	3,533	4,368	3,024	8,808

Undrawn committed bank facilities	3,929	59	3,870	—	2,747

HEINEKEN leases offices, warehouses, pubs, cars and other equipment in the ordinary course of business.

Raw material contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas. These contracts mainly relate to malt, bottles and cans. The raw materials purchase commitments relate to purchase contracts with EMPAQUE which has become a third party supplier after the disposal in 2015.

During the year ended 31 December 2017, €364 million (2016: €302 million, 2015: €301 million) was recognised as an expense in profit or loss in respect of operating leases and rent.

Other off-balance sheet obligations include energy, distribution and service contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank’s requirement to reserve capital. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

32.    Contingencies

HEINEKEN’s significant contingencies are described below.

Tax

HEINEKEN operates in a high number of jurisdictions, and is subject to a wide variety of taxes per jurisdiction. Tax legislation can be highly complex and subject to interpretation. As a result, HEINEKEN is required to exercise significant judgement in the recognition of taxes payable and determination of tax contingencies.

The tax contingencies mainly relate to tax positions in Latin America and include a large number of cases with a risk assessment lower than probable but higher than remote. Assessing the amount of tax contingencies is highly judgemental, and the timing of possible outflows is uncertain. The best estimate of tax related contingent liabilities is €897 million (2016: €443 million), out of which €170 million (2016: €188million) qualifies for indemnification. For several tax contingencies that were part of acquisitions, an amount of €382 million (2016: €98 million) has been recognised as provisions in the balance sheet.

Other contingencies

HEINEKEN also has other contingencies, for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable. Contingencies involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. The most significant contingencies relate to civil cases in Brazil. Management’s best estimate of the financial effect for these cases is €57 million (2016: €14 million). For the other contingencies that were part of acquisitions, an amount of €49 million (2016: nil) has been recognised on balance.

Guarantees

In millions of €	Total 2017	Less than 1 year	1-5 years	More than 5 years	Total 2016
Guarantees to banks for loans (to third parties)	307	94	202	11	335
Other guarantees	978	149	431	398	771
Guarantees	1,285	243	633	409	1,106

Guarantees to banks for loans relate to loans and advanced discounts to customers, which are given to external parties in the ordinary course of business of HEINEKEN. HEINEKEN provides guarantees to the banks to cover the risk related to these loans.

The increase in other guarantees mainly relates to the acquisition of Brasil Kirin.

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

Best practice provisions 2.7.3, 2.7.4 and 2.7.5 of the Dutch Corporate Governance Code of 8 December 2016 have been observed where relevant in regard to transactions with related parties.

Key management remuneration

In millions of €	2017	2016	2015
Executive Board	13.3	13.0	13.9
Supervisory Board	1.0	1.0	0.9
Total	14.3	14.0	14.8

Executive Board

The remuneration of the members of the Executive Board consists of a fixed component and a variable component. The variable component is made up of a Short-term variable pay (STV) and a Long-term variable award (LTV). The STV is based on financial and operational measures (75%) and on individual leadership measures (25%) as set by the Supervisory Board. For the LTV award we refer to note 27.

As at 31 December 2017, Mr. Jean-François van Boxmeer held 240,695 Company shares and Mrs. Laurence Debroux held 11,829 Company shares(2016: Mr. Jean-François van Boxmeer 217,276, Mrs. Laurence Debroux 7,069).

	2017			2016			2015
In thousands of €	J.F.M.L. van Boxmeer	L. Debroux	Total	J.F.M.L. van Boxmeer	L. Debroux	Total	J.F.M.L. van Boxmeer	L. Debroux	D.R. Hooft Graafland*	Total
Fixed salary	1,200	720	1,920	1,200	720	1,920	1,150	421	201	1,772
Short-Term Variable pay	2,736	1,173	3,909	3,360	1,440	4,800	2,930	833	394	4,157
Matching share entitlement	622	266	888	751	322	1,073	1,353	385	182	1,920
Long-Term Variable award	3,623	1,739	5,362	3,204	711	3,915	2,706	158	1,825	4,689
Extraordinary share award/Retention bonus	—	—	—	—	22	22	236	124	—	360
Pension contributions	858	142	1,000	944	139	1,083	723	82	33	838
Other emoluments	21	163	184	21	160	181	21	134	7	162
Total	9,060	4,203	13,263	9,480	3,514	12,994	9,119	2,137	2,642	13,898

*	In 2015, an estimated tax penalty of EUR2.8 million to the Dutch tax authorities was recognised in relation to the remuneration of Mr. René Hooft Graafland. This tax was an expense to the employer and therefore not included in the table above.

The matching share entitlements for each year are based on the performance in that year. The Executive Board members receive 25% of their STV pay in (investment) shares. In addition they have the opportunity to indicate before year-end whether they wish to receive up to another 25% of their STV pay in (investment) shares. All (investment) shares are restricted for sale for five calendar years, after which they are matched 1:1 by (matching) shares. For 2017 the Executive Board members did not elect to receive additional (investment) shares, hence the ‘Matching share entitlement’ in the table above is based on a 25% investment. In 2016 the investment was 25% for both Executive Board members. In 2015 the investment was 50% for both Executive board members From an accounting perspective the corresponding matching shares vest immediately and as such a fair value of €0.9 million was recognised in the 2017 income statement. The matching share entitlements are not dividend-bearing during the five calendar year holding period of the investment shares. Therefore, the fair value of the matching share entitlements has been adjusted for missed expected dividends by applying a discount based on the dividend policy and vesting period.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of €	2017	2016	2015
G.J. Wijers	160	163	160
J.A. Fernández Carbajal	114	109	105
M. Das	85	88	85
M.R. de Carvalho	90	96	104
A.M. Fentener van Vlissingen	85	91	85
V.C.O.B.J. Navarre	70	74	70
J.G. Astaburuaga Sanjinés	99	99	96
H. Scheffers[1]	40	83	80
J.M. Huët	82	88	75
P. Mars-Wright[2]	95	49	—
Y. Brunini[3]	70	44	—
M.E. Minnick[4]	—	28	80
	990	1,012	940

[1]	Stepped down as at 20 April 2017.
[2]	Appointed as at 21 April 2016.
[3]	Appointed as at 21 April 2016.
[4]	Stepped down as at 21 April 2016.

Mr. Michel de Carvalho held 100,008 shares of Heineken N.V. as at 31 December 2017 (2016: 100,008 shares) and A.M. Fentener van Vlissingen 8,000 shares (2016: 0). As at 31 December 2017 and 2016, the Supervisory Board members did not hold any of the Company’s bonds or option rights. Mr. Michel de Carvalho held 100,008 ordinary shares of Heineken Holding N.V. as at 31 December 2017 (2016: 100,008 ordinary shares, 2015: 100,008 ordinary shares).

Other related party transactions

	Transaction value			Balance outstanding as at 31 December
In millions of €	2017	2016	2015	2017	2016
Sale of products, services and royalties
To associates and joint ventures	300	441	286	88	95
To FEMSA	1,168	797	817	238	170
	1,468	1,238	1,103	326	265

Purchase of raw materials, consumables and services
From associates and joint ventures - goods for resale	63	5	2	6	—
From associates and joint ventures - other	416	370	356	62	37
From FEMSA	168	151	197	42	70
	647	526	555	110	107

Heineken Holding N.V.

In 2017, an amount of €714,412 (2016: €1,159,905, 2015: €1,047,479) was paid to Heineken Holding N.V. for management services for HEINEKEN.

This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its costs.

FEMSA

As consideration for HEINEKEN’s acquisition of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), FEMSA became a major shareholder of Heineken N.V. in 2010. Therefore, contracts between FEMSA and HEINEKEN are related party contracts.

34.    HEINEKEN entities

Control of HEINEKEN

The shares and options of the Company are traded on Euronext Amsterdam, where the Company is included in the main AEX Index. Heineken Holding N.V. Amsterdam has an interest of 50.005% in the issued capital of the Company. The financial statements of the Company are included in the consolidated financial statements of Heineken Holding N.V.

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code has been issued with respect to legal entities established in the Netherlands. The list of the legal entities for which the declaration has been issued is disclosed in the Heineken N.V. stand-alone financial statements.

Pursuant to the provisions of Section 357 of the Republic of Ireland Companies Act 2014, the Company irrevocably guarantees, in respect of the financial year from 1 January 2017 up to and including 31 December 2017, the liabilities referred to in Schedule 3 of the Republic of Ireland Companies Act 2014 of the wholly-owned subsidiary companies Heineken Ireland Limited, Heineken Ireland Sales Limited, The West Cork Bottling Company Limited, Western Beverages Limited, Beamish & Crawford Limited and Nash Beverages Limited.

Significant subsidiaries

Set out below are HEINEKEN’s significant subsidiaries at 31 December 2017. The subsidiaries as listed below are held by the Company and the proportion of ownership interests held equals the proportion of the voting rights held by HEINEKEN. The country of incorporation or registration is also their principal place of business. The disclosed significant subsidiaries represent the largest subsidiaries and represent an approximate total revenue of €14 billion and total asset value of €23 billion and are structural contributors to the business.

There were no significant changes to the HEINEKEN structure and ownership interests, except for the acquisition of Brasil Kirin (refer to note 6).

		Percentage of ownership
	Country of incorporation	2017	2016
Heineken International B.V.	The Netherlands	100.0	100.0
Heineken Brouwerijen B.V.	The Netherlands	100.0	100.0
Heineken Nederland B.V.	The Netherlands	100.0	100.0
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100.0	100.0
Cervejarias Kaiser Brasil S.A.	Brazil	100.0	100.0
Bavaria S.A.	Brazil	100.0	—
Heineken France S.A.S.	France	100.0	100.0
Nigerian Breweries Plc.	Nigeria	56.0	55.4
Heineken USA Inc.	United States	100.0	100.0
Heineken UK Ltd	United Kingdom	100.0	100.0
Heineken España S.A.	Spain	99.8	99.8
Heineken Italia S.p.A.	Italy	100.0	100.0
Brau Union Österreich AG	Austria	100.0	100.0
Grupa Zywiec S.A.	Poland	65.2	65.2
LLC Heineken Breweries	Russia	100.0	100.0
Heineken Vietnam Brewery Limited Company	Vietnam	60.0	60.0

35.    Subsequent events

No material subsequent events occurred.

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

Amsterdam, 9 February 2018	Executive Board	Supervisory Board
	Van Boxmeer	Wijers
	Debroux	Fernández Carbajal
Das
de Carvalho
Fentener van Vlissingen
Navarre
Astaburuaga Sanjinés
Huët
Mars-Wright
Brunini