Form 20-F
period 2018-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2019-04-24
CIK 1061736

As filed with the Securities and Exchange Commission on April 24, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). N/A

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

References

The terms “FEMSA,” “our company,” “we,” “us” and “our,” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our former subsidiary Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) as “Heineken Mexico” or “FEMSA Cerveza,” to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V., as “Coca-Cola FEMSA,” to our subsidiary FEMSA Comercio, S.A. de C.V., as “FEMSA Comercio.” FEMSA Comercio is comprised of a Proximity Division, Fuel Division and Health Division, which we refer to as the “Proximity Division,” “Fuel Division” and “Health Division,” respectively. Our equity investment in Heineken, through subsidiaries of FEMSA, including CB Equity LLP, “CB Equity,” is referred to as the “Heineken Investment.”

The term “S.A.B.” stands for sociedad anónima bursátil, which is the term used in the United Mexican States (“Mexico”) to denominate a publicly traded company under the Mexican Securities Market Law (Ley del Mercado de Valores or “Mexican Securities Law”).

“U.S. dollars,” “US$,” “dollars” or “$” refer to the lawful currency of the United States of America (“United States”). “Mexican pesos,” “pesos” or “Ps.” refer to the lawful currency of Mexico. “Euros” or “€” refer to the lawful currency of the European Economic and Monetary Union (the “Euro Zone”).

As used in this annual report, “sparkling beverages” refers to non-alcoholic carbonated beverages. “Still beverages” refers to non-alcoholic non-carbonated beverages. “Waters” refers to flavored and non-flavored waters, whether or not carbonated.

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 19.6350 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2018, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 19, 2019, this exchange rate was Ps. 18.7705 to US$ 1.00.

To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Per capita growth rates, consumer price indices and population data have been computed based upon statistics prepared by the National Institute of Statistics, Geography and Information of Mexico (Instituto Nacional de Estadística, Geografía e Informática or “INEGI”), the U.S. Federal Reserve Board and the Bank of Mexico (Banco de México), local entities in each country and upon our estimates.

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with or among our affiliated companies, effects on our company’s points of sale performances from changes in economic conditions, changes or interruptions in our information technology systems, effects on our company from changes to our various suppliers’ business and demands, competition, significant developments in Mexico and the other countries where we operate, our ability to successfully integrate mergers and acquisitions we have completed in recent years, international economic or political conditions or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE

ITEM 3.        KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2018 and 2017, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Pursuant to IFRS, the information presented in this annual report presents financial information for 2018, 2017, 2016, 2015 and 2014 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment.

In the case of Venezuela, one of the two countries where we operated with a hyperinflationary economic environment, local inflation was taken into account in preparing the functional currency financial statements before they were converted to Mexican pesos using (i) the official exchange rate published by the local central bank at the end of each of the periods ended December 31, 2014, 2015 and 2016 and (ii) an exchange rate of 22,793 bolivars per US$ 1.00 as of December 31, 2017. In the case of Argentina, on July 1, 2018, the economy was designated as hyperinflationary based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to such date exceeded 100%, according to the available indexes in the country. As a result, the financial statements of our Argentine operations were remeasured in its functional currency (Argentine peso) but they were not restated in its presentation currency (Mexican pesos) since Mexico is not considered a hyperinflationary economy. In addition, our financial statements for prior periods were not restated for comparative purposes. Effective as of January 1, 2018, we revised the financial information of our Argentine operations to recognize the inflationary effects and the functional currency was converted to Mexican pesos using the official exchange rate published by the local central bank at the end of each period. For further information, see notes 3.3 and 3.4 to our audited consolidated financial statements.

Pursuant to IFRS, as of December 31, 2017, Coca-Cola FEMSA changed the method of accounting for its investment in Coca-Cola FEMSA Venezuela, S.A. (“KOF Venezuela”) from consolidation to fair value as a result of Venezuela’s hyperinflationary economic environment and currency exchange regime. Effective as of January 1, 2018, Coca-Cola FEMSA ceased to include the results of operations of KOF Venezuela in its consolidated financial statements.

For each non-hyperinflationary economic environment, local currency is converted to Mexican pesos using the year-end exchange rate for assets and liabilities, the historical exchange rate for equity and the average exchange rate for the period for the income statement and comprehensive income. See note 3.3 to our audited consolidated financial statements.

Our non-Mexican subsidiaries maintain their accounting records in the currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

On February 1, 2017, Coca-Cola FEMSA began consolidating the financial results of Coca-Cola FEMSA Philippines, Inc. (“KOF Philippines”) in Coca-Cola FEMSA’s financial statements. On August 16, 2018, Coca-Cola

FEMSA announced the exercise of the put option to sell its 51% stake in KOF Philippines back to The Coca-Cola Company (“TCCC”). The sale was consummated on December 13, 2018 for a purchase price amount of approximately Ps. 14,039 million (US$ 715 million). As a result, the operations for KOF Philippines for the years ended December 31, 2018 and 2017 were reclassified as discontinued operations in our audited consolidated income statements and in our consolidated cash flow statements. For further information, see note 4.2 to our audited consolidated financial statements.

Except when specifically indicated, information in this annual report is presented as of December 31, 2018 and does not give effect to any transaction, financial or otherwise, subsequent to that date.

The following table presents selected financial information of our company. This information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements, including the notes thereto. The selected financial information contained herein is presented on a consolidated basis and is not necessarily indicative of our financial position or results at or for any future date or period. See note 3 to our audited consolidated financial statements for our significant accounting policies.

	December 31,
	2018(1)	2018(3)(6)	2017(2)(3)	2016(2)(4)	2015(5)	2014
	(in millions of Mexican pesos or millions of U.S. dollars, except percentages and share and per share data)
Income Statement Data (for the year ended):
Total revenues	$23,924	Ps.469,744	Ps.439,932	Ps.399,507	Ps.311,589	Ps.263,449
Gross profit	8,922	175,170	162,090	148,204	123,179	110,171
Income before income taxes from continuing operations and share of the profit of equity accounted investees	1,713	33,630	35,771	28,556	25,163	23,744
Income taxes	518	10,169	10,213	7,888	7,932	6,253
Consolidated net income	1,684	33,079	37,206	27,175	23,276	22,630
Controlling interest net income from continuing operations	1,148	22,560	40,863	21,140	17,683	16,701
Non-controlling interest net income (loss) from continuing operations	364	7,153	(7,383)	6,035	5,593	5,929
Basic controlling interest net income from continuing operations:
Per Series B Share	0.06	1.13	2.04	1.05	0.88	0.83
Per Series D Share	0.07	1.41	2.55	1.32	1.10	1.04
Diluted controlling interest net income from continuing operations:
Per Series B Share	0.06	1.13	2.04	1.05	0.88	0.83
Per Series D Share	0.07	1.41	2.55	1.32	1.10	1.04
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4	9,246.4	9,246.4	9,246.4	9,246.4	9,246.4
Series D Shares	8,644.7	8,644.7	8,644.7	8,644.7	8,644.7	8,644.7
Allocation of earnings:
Series B Shares	46.11%	46.11%	46.11%	46.11%	46.11%	46.11%
Series D Shares	53.89%	53.89%	53.89%	53.89%	53.89%	53.89%
Financial Position Data (as of):
Total assets	Ps.29,355	Ps.576,381	Ps.588,541	Ps.545,623	Ps.409,332	Ps.376,173
Current liabilities	5,167	101,464	105,022	86,289	65,346	49,319
Long-term debt(7)	5,856	114,990	117,758	131,967	85,969	82,935
Other non-current liabilities	1,243	24,385	28,849	41,197	16,161	13,797
Capital stock	171	3,348	3,348	3,348	3,348	3,347
Total equity	17,089	335,542	336,912	286,170	241,856	230,122
Controlling interest	13,092	257,053	250,291	211,904	181,524	170,473
Non-controlling interest	3,997	78,489	86,621	74,266	60,332	59,649
Other Information

	December 31,
	2018(1)	2018(3)(6)	2017(2)(3)	2016(2)(4)	2015(5)	2014
	(in millions of Mexican pesos or millions of U.S. dollars, except percentages and share and per share data)
Depreciation	Ps.749	Ps.14,698	Ps.13,799	Ps.12,076	Ps.9,761	Ps.9,029
Capital expenditures(8)	1,282	24,266	23,486	22,155	18,885	18,163
Gross margin(9)	37%	37%	37%	37%	40%	42%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 19.6350 to US$ 1.00 solely for the convenience of the reader.
(2)

The exchange rate used to translate our operations in Venezuela as of and for the year ended on December 31, 2017 which was the DICOM rate of 22,793 bolivars to US$ 1.00 and compared to the year ended on December 31, 2016 of 673.76 bolivars to US$ 1.00. See “Item 3. Key Information—Selected Consolidated Financial Data” note 3.3 of our audited consolidated financial statements.

(3)

The consolidated information presented does not include Coca-Cola FEMSA’s 51% stake in KOF Philippines, the sale of which was finalized on December 13, 2018. As a result, the operations of KOF Philippines were reclassified as discontinued operations in our audited consolidated income statements for the years ended December 31, 2018 and 2017 (revised). For related information regarding the sale of KOF Philippines, see “Item 4. Information on the Company—Company Background” and notes 4.2 and 23 to our audited consolidated financial statements.

(4)

Includes results of Vonpar, S.A. (“Vonpar” or “Group Vonpar”), from December 2016, and other business acquisitions. See “Item 4. Information on the Company—Corporate Background” and note 4 to our audited consolidated financial statements.

(5)

Includes results of Socofar, S.A. (“Socofar” or “Group Socofar”), from October 2015, the Fuel Division from March 2015 and other business acquisitions. See “Item 4. Information on the Company—Corporate Background” and note 4 of our audited consolidated financial statements.

(6)

Includes results of Café del Pacífico, S.A.P.I. de C.V. (“Caffenio”) in which we acquired an additional 10% participation and reached a controlling interest of 50% of ownership, through an agreement with other shareholders assuming control of the subsidiary. See note 4 to our audited consolidated financial statements.

(7)	Includes long-term debt minus the current portion of long-term debt.
(8)	Includes investments in property, plant and equipment, intangible and other assets, net of cost of long-lived assets sold and write-off.
(9)	Gross margin is calculated by dividing gross profit by total revenues.

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

The following table sets forth for each year the nominal amount of dividends per share that we declared in Mexican peso and U.S. dollar amounts and their respective payment dates for the 2014 to 2018 fiscal years:

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared	Per Series B Share Dividend	Per Series B Share Dividend(1)	Per Series D Share Dividend	Per Series D Share Dividend(1)
May 7, 2015 and November 5, 2015	2014	Ps.7,350,000,000	Ps.0.3665	$0.0230	Ps.0.4581	$0.0287
May 7, 2015			Ps.0.1833	$0.0120	Ps.0.2291	$0.0149
November 5, 2015			Ps.0.1833	$0.0110	Ps.0.2291	$0.0132
May 5, 2016 and November 3, 2016	2015	Ps.8,355,000,000	Ps.0.4167	$0.0225	Ps.0.5208	$0.0282
May 5, 2016			Ps.0.2083	$0.0117	Ps.0.2604	$0.0146
November 3, 2016			Ps.0.2083	$0.0108	Ps.0.2604	$0.0135
May 5, 2017 and November 3, 2017	2016	Ps.8,636,000,000	Ps.0.4307	$0.0226	Ps.0.5383	$0.0282
May 5, 2017			Ps.0.2153	$0.0113	Ps.0.2692	$0.0142
November 3, 2017			Ps.0.2153	$0.0112	Ps.0.2692	$0.0140
May 4, 2018 and November 6, 2018	2017	Ps.9,220,625,674	Ps.0.4598	$0.0236	Ps.0.5748	$0.0294
May 4, 2018			Ps.0.2299	$0.0120	Ps.0.2874	$0.0150
November 6, 2018			Ps.0.2299	$0.0116	Ps.0.2874	$0.0145
May 7, 2019 and November 5, 2019	2018	Ps.9,691,944,126	Ps.0.4833	N/A	Ps.0.6042	N/A
May 7, 2019			Ps.0.2417	N/A	Ps.0.3021	N/A
November 5, 2019			Ps.0.2417	N/A	Ps.0.3021	N/A

(1)	Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.

Our shareholders approve our audited consolidated financial statements, together with a report by the board of directors, for the previous fiscal year at the annual ordinary general shareholders meeting (“AGM”). Once the holders of Series B Shares have approved the audited consolidated financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. As of the date of this annual report, the legal reserve of our company is fully constituted. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

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

Subject to certain exceptions contained in the deposit agreement dated May 11, 2007, among FEMSA, The Bank of New York Mellon, as ADS depositary and holders and beneficial owners from time to time of our ADSs, evidenced by American Depositary Receipts (“ADRs”), any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars. As a result, restrictions on conversion of Mexican pesos into foreign currencies may affect the ability of holders of our ADSs to receive U.S. dollars, and exchange rate fluctuations may affect the U.S. dollar amount actually received by holders of our ADSs.

Risk Factors

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages through standard bottler agreements in the territories where it operates, which we refer to as “Coca-Cola FEMSA territories.” Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages from affiliates of TCCC, which price may be unilaterally determined from time to time by TCCC in all such territories. Coca-Cola FEMSA is also required to purchase sweeteners and other raw materials only from companies authorized by TCCC. See “Item 4. Information on the Company—Our Territories.”

In addition, under Coca-Cola FEMSA’s bottler agreements, it is prohibited from bottling or distributing any other beverages without TCCC’s authorization or consent, and it may not transfer control of the bottler rights of any of its territories without prior consent from TCCC.

TCCC makes significant contributions to Coca-Cola FEMSA’s marketing expenses, although it is not required to contribute a particular amount. Accordingly, TCCC may discontinue or reduce such contributions at any time.

Coca-Cola FEMSA depends on TCCC to continue with its bottler agreements. Coca-Cola FEMSA’s bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. See “Item 4. Information on the Company—Bottler Agreements.” Termination of any such bottler agreement would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory. The foregoing and any other adverse changes in Coca-Cola FEMSA’s relationship with TCCC would have an adverse effect on its business, financial condition, results of operations and prospects.

Changes in consumer preferences and public concern about health related issues could reduce demand for some of Coca-Cola FEMSA’s products.

The non-alcoholic beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where Coca-Cola FEMSA operates. These include increases in tax rates or the imposition of new taxes on the sale of beverages containing certain sweeteners, and other regulatory measures, such as restrictions on advertising for some of Coca-Cola FEMSA’s products. Moreover, researchers, health advocates and dietary guidelines are encouraging consumers to reduce their consumption of certain types of beverages sweetened with sugar and High Fructose Corn Syrup (“HFCS”). In addition, concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or Coca-Cola FEMSA’s failure to meet consumers’ preferences, could reduce demand for some of its products, which would adversely affect its business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—Business Strategy.”

The reputation of Coca-Cola trademarks and trademark infringement could adversely affect Coca-Cola FEMSA’s business.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages owned by TCCC. Maintenance of the reputation and intellectual property rights of these trademarks is essential to Coca-Cola FEMSA’s ability to attract and retain retailers and consumers and is a key driver for its success. Failure to maintain the reputation of Coca-Cola trademarks and/or to effectively protect these trademarks could have a material adverse effect on its business, financial condition, results of operations and prospects.

If Coca-Cola FEMSA is unable to protect its information systems against service interruption, misappropriation of data or breaches of security, its operations could be disrupted, which could have a material adverse effect on its business, financial condition, results of operations and prospects.

Coca-Cola FEMSA relies on networks and information systems and other technology, or information system, including the Internet and third-party hosted platforms and services to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing and collection of payments, and to store client and employee personal data. Coca-Cola FEMSA uses information systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because information systems are critical to many of Coca-Cola FEMSA’s operating activities, its business may be impacted by system shutdowns, service disruptions or security breaches. In addition, such incidents could result in unauthorized disclosure of material confidential information. Coca-Cola FEMSA could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems. Any severe damage, disruption or shutdown in Coca-Cola FEMSA’s information systems could have a material adverse effect on its business, financial condition, results of operations and prospects.

Negative or inaccurate information on social media could adversely affect Coca-Cola FEMSA’s reputation.

In recent years, there has been a marked increase in the use of social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications that allow individual access to a broad audience of consumers and other interested persons. Negative or inaccurate information concerning or affecting Coca-Cola FEMSA or the Coca-Cola trademarks may be posted on such platforms at any time. This information may harm Coca-Cola FEMSA’s reputation without affording the corporation an opportunity for redress or correction, which could in turn have a material adverse effect on its business, financial condition, results of operations and prospects.

Competition could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The beverage industry in the territories where Coca-Cola FEMSA operates is highly competitive. Coca-Cola FEMSA faces competition from other bottlers of sparkling beverages, such as Pepsi trademark products and other bottlers and distributors of local beverage brands, and from producers of low-cost beverages or “B brands.” Coca-Cola FEMSA also competes in beverage categories other than sparkling beverages, such as water, juice-based beverages, coffee, teas, milk, value-added dairy products, sports drinks, energy drinks and plant-based beverages. We expect that Coca-Cola FEMSA will continue to face strong competition in its beverage categories in all of its territories and anticipate that existing or new competitors may broaden their product lines and extend their geographic scope.

Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. See “Item 4. Information on the Company—Competition.” Lower pricing and activities by Coca-Cola FEMSA’s competitors and changes in consumer preferences may have an adverse effect on its business, financial condition, results of operations and prospects.

Water shortages or any failure to maintain existing concessions or contracts could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Water is an essential component of all of Coca-Cola FEMSA’s products. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal and state water companies pursuant to either concessions granted by governments in its various territories (including governments at the federal, state or municipal level) or pursuant to contracts.

Coca-Cola FEMSA obtains the vast majority of the water used in its production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply.” In some of Coca-Cola FEMSA’s other territories, its existing water supply may not be sufficient to meet its future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

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

In addition to water, Coca-Cola FEMSA’s most significant raw materials are (i) concentrate, which Coca-Cola FEMSA acquires from affiliates of TCCC, (ii) sweeteners and (iii) packaging materials.

Prices for Coca-Cola trademark beverages concentrate are determined by TCCC as a percentage of the weighted average retail price in local currency, net of applicable taxes. TCCC has the right to unilaterally change concentrate prices or change the manner in which such prices are calculated. In the past, TCCC has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the pricing of its products or its results.

The prices for Coca-Cola FEMSA’s other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs (including sweeteners and packaging materials) from suppliers approved by TCCC, which may limit the number of suppliers available to Coca-Cola FEMSA. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country where it operates, while the prices of certain materials, including those used in the bottling of its products, mainly polyethylene terephthalate, or PET, resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. Coca-Cola FEMSA cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that Coca-Cola FEMSA will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—Raw Materials.”

Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect the average price for PET resin in local currencies. In addition, since 2010, international sugar prices have been volatile due to various factors, including shifting demand, availability and climate issues affecting production and distribution. In all of the countries where Coca-Cola FEMSA operates, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to purchase sugar above international market prices. See “Item 4. Information on the Company—Raw Materials.” We cannot assure you that Coca-Cola FEMSA’s raw material prices will not further increase in the future or that Coca-Cola FEMSA will be successful in mitigating any such increase through derivative instruments or otherwise. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and adversely affect its business, financial condition, results of operations and prospects.

Regulatory developments may adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Coca-Cola FEMSA is subject to several laws and regulations in each of the territories where it operates. The principal areas in which Coca-Cola FEMSA is subject to laws and regulations are anti-corruption, anti-bribery, anti-money laundering, water, environment, labor, taxation, health, antitrust and price controls. See “Item 4. Information on the Company—Regulatory Matters.” Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where Coca-Cola FEMSA operates may increase Coca-Cola FEMSA’s operating and compliance costs or impose restrictions on its operations which, in turn, may adversely affect its financial condition, business, results of operations and prospects.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where Coca-Cola FEMSA operates. See “Item 4. Information on the Company—Regulatory Matters—Price Controls.” We cannot assure you that existing or future laws and regulations in the countries where Coca-Cola FEMSA operates relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect Coca-Cola FEMSA’s products, Coca-Cola FEMSA’s ability to set prices for its products, or that Coca-Cola FEMSA will not need to implement price restraints, which could have a negative effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Coca-Cola FEMSA operates in multiple territories and is subject to complex regulatory frameworks with increased enforcement activities. Despite Coca-Cola FEMSA’s internal governance and compliance processes, Coca-Cola FEMSA may be subject to unexpected breaches by its employees, contractors or other agents to its code of ethics, anti-corruption policies and business conduct protocols, including instances of fraudulent behavior, corrupt practices and dishonesty by any of them. Coca-Cola FEMSA’s failure to comply with applicable laws and other standards could harm its reputation, subject Coca-Cola FEMSA to substantial fines, sanctions or penalties and adversely affect its business. There is no assurance that Coca-Cola FEMSA will be able to comply with changes in any laws and regulations within the timelines established by the relevant regulatory authorities.

Taxes could adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

The countries where Coca-Cola FEMSA operates may adopt new tax laws or modify existing tax laws to increase taxes applicable to our business or products. Coca-Cola FEMSA’s products are subject to certain taxes in many of the countries where Coca-Cola FEMSA operates. See “Item 4. Information on the Company—Regulatory Matters—Taxation of Beverages.” The imposition of new taxes, increases in existing taxes, or changes in the interpretation of tax laws and regulation by tax authorities may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

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

Coca-Cola FEMSA’s operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices. Coca-Cola FEMSA has also been subject to investigations and proceedings on tax, consumer protection, environmental, labor and commercial matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects. See “Item 8. Financial Information—Legal Proceedings.”

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

Coca-Cola FEMSA has and may continue to acquire bottling operations and other businesses. Key elements to achieving the benefits and expected synergies of Coca-Cola FEMSA’s acquisitions and mergers are the integration of acquired or merged businesses’ operations into Coca-Cola FEMSA’s operations in a timely and effective manner and the retention of qualified and experienced key personnel. Coca-Cola FEMSA may incur unforeseen liabilities in connection with acquiring, taking control of, or managing bottling operations and other businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into Coca-Cola FEMSA’s operating structure. We cannot assure you that these efforts will be successful or completed as expected, and Coca-Cola FEMSA’s business, financial condition, results of operations and prospects could be adversely affected if Coca-Cola FEMSA is unable to do so.

An impairment in the carrying value of distribution rights under Coca-Cola FEMSA’s bottler agreements and goodwill of acquired businesses could negatively affect its financial condition and results of operations.

Coca-Cola FEMSA periodically reviews the carrying value of its intangible assets, including distribution rights under its bottler agreements and goodwill of acquired businesses, to determine whether there is any indication that such assets have suffered an impairment. An impairment is recognized and the asset is reduced to fair value via a charge to earnings, when the carrying value of such asset exceeds its recoverable amount, which is the higher of its fair value less the cost to sell the asset, and its value in use. Events and conditions that could result in an impairment include changes in the industry in which Coca-Cola FEMSA operates, including competition, changes in consumer preferences, and other factors leading to reduction in expected sales or profitability. An impairment on the value of the distribution rights under its bottler agreements or goodwill of acquired territories could have a material adverse effect on Coca-Cola FEMSA’s financial condition and results of operations.

FEMSA Comercio

Competition from other retailers in the markets where FEMSA Comercio operates could adversely affect its business, financial condition, results of operations and prospects.

The retail sector is highly competitive in the markets where FEMSA Comercio operates. The Proximity Division participates in the retail sector primarily through its OXXO stores, which face competition from small-format stores (such as 7-Eleven, Circle K, Tambo Mas and OK Market), other numerous chains of grocery retailers across the countries where it operates, other regional small-format retailers and small neighborhood stores. In particular, small neighborhood stores in Mexico can sometimes avoid regulatory oversight and taxation, enabling them to sell certain products at prices below average market prices. These small neighborhood stores may also improve their technological capabilities to enable credit card processing or online bill payments, which would diminish one of the Proximity Division’s competitive advantages.

FEMSA Comercio participates through the Health Division in Mexico, Chile and Colombia. In Mexico, it faces competition from other drugstore chains such as Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, as well as regional and independent pharmacies, supermarkets and other informal neighborhood drugstores. In Chile, relevant competitors are chain drugstores such as Farmacias Ahumada and Salcobrand, while in Colombia, the most relevant competitors are La Rebaja, Unidrogas, Olimpica, Cafam, Colsubsidio and Farmatodo.

For the Fuel Division, the opening of the Mexican fuel distribution market is expected to alter the competitive dynamics of the industry. The consolidation process, expected to continue as more large companies and international competitors continue to enter and expand through the market, may occur rapidly and materially alter the market dynamics in Mexico. Currently, the Fuel Division faces competition from small independently owned and operated service stations, regional chains such as Corpogas, Hidrosina, G500 and Petro-7 and international players such as British Petroleum, Mobil, Respol and Shell.

FEMSA Comercio may face additional competition from new market participants. The increase in competition may limit the number of new locations available and could require FEMSA Comercio to modify its value proposition. Consequently, future competition may affect the financial situation, operation results and prospects of FEMSA Comercio. The shift in the retail sector from brick and mortar retailers to online and mobile platforms could also adversely affect FEMSA Comercio’s business, financial condition, results of operations and prospects.

We expect the competitive landscape to continue to evolve as new technologies are developed based on changing consumer behavior. The continuing migration and evolution of retailing and financial services to on-line and mobile-based platforms for consumers may present increased competition that could adversely affect FEMSA Comercio.

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

FEMSA Comercio has recently entered into new markets through an organic expansion and the acquisition of other small-format retail businesses and continues to seek investment opportunities through this strategy. These new businesses are currently less profitable than our more established ones and as a result may marginally dilute FEMSA Comercio’s margins in the short to medium term.

Regulatory changes in the countries where we operate may adversely affect FEMSA Comercio’s business.

In the markets where it operates, FEMSA Comercio operates subject to regulation in areas such as labor, zoning, operations and related local permits and health and safety regulations. Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where FEMSA Comercio operates may increase its operating and compliance costs or impose restrictions on its operations and expansion which, in turn, may adversely affect the financial situation, operation results and prospects of FEMSA Comercio’s business. In addition, changes in current laws and regulations may negatively impact customer traffic, revenues, operational costs and commercial practices, which may have an adverse effect on the financial situation, operation results and prospects of FEMSA Comercio.

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

Negative or inaccurate information on social media could adversely affect FEMSA Comercio’s reputation.

In recent years, there has been a marked increase in the use of social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications that allow individual access to a broad audience of consumers and other interested persons. Consumers value readily available information concerning retailers, manufacturers and their goods and services and often act on such information without further investigation, authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is virtually limitless.

Negative or inaccurate information concerning or affecting FEMSA Comercio’s trademarks may be posted on such platforms at any time. This information may harm FEMSA Comercio’s reputation or brand image without affording the corporation an opportunity for redress or correction. Further, the disclosure of non-public company-sensitive information by FEMSA Comercio’s workforce or others through external social media channels may have adverse legal implications. The risks associated with any such negative publicity could in turn have a material adverse effect on its business, financial condition, results of operations and prospects.

Tax changes in the countries where we operate could adversely affect FEMSA Comercio’s business.

The imposition of new taxes, increases in existing taxes or changes in the interpretation of tax laws and regulations by tax authorities, may have a material adverse effect on the financial situation, operation results and prospects of FEMSA Comercio’s business.

The Proximity Division may not be able to maintain its historic growth rate.

The Proximity Division increased the number of OXXO stores at a compound annual growth rate of 8.8% from 2014 to 2018. The growth in the number of OXXO stores has driven growth in total revenue and results of operations at the Proximity Division over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket and store traffic. As a result, our future results and financial situation may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. We cannot assure that the revenues and cash flows of the Proximity Division that come from future retail stores will be comparable with those generated by existing retail stores. See “Item 4. Information on the Company—FEMSA Comercio—Proximity Division—Store Locations.”

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

The Health Division acquires the majority of its inventories and healthcare products from a limited number of suppliers. Its ability to maintain favorable conditions in its current commercial agreements could potentially affect the Health Division’s operating and financial performance.

Energy regulatory changes may impact fuel prices and therefore adversely affect the Fuel Division’s business.

The Fuel Division mainly sells gasoline and diesel through owned or leased retail service stations. Previously, the prices of these products were regulated in Mexico by the Energy Regulatory Commission (Comisión

Reguladora de Energía, or “CRE”). During 2017 and 2018, fuel prices gradually began to follow the dynamics of the international fuel market, and in 2019 we expect them to continue to do so in accordance with the regulatory framework, which may also adversely affect the financial situation, operation results and prospects of the Fuel Division’s business.

The Fuel Division’s performance may be affected by changes in commercial terms with suppliers, or disruptions to the industry supply chain.

The Fuel Division mainly purchases gasoline and diesel for its operations in Mexico. The fuel market in Mexico recently experienced structural changes that should gradually increase the number of suppliers. As the industry evolves, commercial terms for the Fuel Division could deteriorate in the future, and potential disruptions to the order of the supply chain to our gas stations could adversely impact the financial performance and prospects of the Fuel Division.

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

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2018, 75% of our consolidated total revenues were attributable to Mexico. During 2017 and 2018, the Mexican gross domestic product (“GDP”) increased by approximately 2.3% and 2.0%, respectively, on an annualized basis compared to the previous year. We cannot assure that such conditions will not slow down in the future or will not have a material adverse effect on our business, financial condition, results of operations and prospects going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results.

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

In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results. Mexican peso-denominated debt (including currency hedges) constituted 41.2% of our total debt as of December 31, 2018.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar could adversely affect our financial position and results.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso, which is our main operating currency, may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and, as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. During 2018, the Mexican peso slightly appreciated relative to the U.S. dollar by approximately 0.02% compared to 2017. During 2017 and 2016, the Mexican peso experienced fluctuations relative to the U.S. dollar consisting of 4.8% of recovery and 16.6% of depreciation respectively, compared to the years of 2016, 2015. Through April 19, 2019, the Mexican peso has appreciated 4% since December 31, 2018.

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

Mexican political events may significantly affect our operations. The most recent presidential and federal congressional elections were held on July 1, 2018. Mr. Andrés Manuel López Obrador, a member of the National Regeneration Movement (Movimiento Regeneración Nacional), was elected President of Mexico and took office on December 1, 2018. The new President’s term will expire on September 30, 2024. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect economic conditions in Mexico or the sector in which we operate. The Mexican president and Congress has a strong influence over new policies and governmental actions regarding the Mexican economy, and the new administration could implement substantial changes in law, policy and regulations in Mexico, including reforms to the Constitution, which could negatively affect our business, financial condition, results of operations and prospects. In response to these actions, opponents of the administration could react with, among other things, riots, protests and looting that could negatively affect our operations.

Furthermore, the National Regeneration Movement indirectly holds an absolute majority in the Chamber of Deputies and a strong influence in the Senate and various local legislatures. The newly-elected members of the Mexican Congress took office on September 1, 2018. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations and prospects.

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

The Mexican economy and the market value of securities issued by Mexican issuers may be, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Furthermore, economic conditions in Mexico are highly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”), and increased economic activity between the two countries. In November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (“USMCA”), which is designed to overhaul and update NAFTA. The USMCA still requires ratification by legislative bodies in all three countries before it can take effect. It remains unclear what actions, if any, President Donald Trump will take with respect to NAFTA, other international trade agreements to which the United States is a party and the World Trade Organization (“WTO”). If the USMCA is not ratified and the United States were to withdraw from NAFTA, or if the United States were to withdraw from or materially modify other international trade agreements to which it is a party, or if the United States were to withdraw from the WTO, certain foreign-sourced goods that we sell may no longer be available at a commercially attractive price or at all, which in turn could have a material adverse effect on our business, financial condition and results of operations. However, there can be no assurance as to what the U.S. administration will do, and the impact of these measures or any others adopted by the new U.S. administration cannot be predicted.

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

In recent years, Mexico has experienced a period of increasing criminal activity, primarily due to organized crime. The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, pose a risk to our business. Historically, these incidents have been relatively concentrated along the northern Mexican border, and during 2018 in certain other Mexican states such as Colima, Morelos, Guerrero,

Zacatecas and Veracruz. The north of Mexico is an important region for some of our FEMSA Comercio operations, and an increase in crime rates could negatively affect our sales and customer traffic, increase our security expenses, and result in higher turnover of personnel or damage to the perception of our brands. This situation could worsen and adversely impact our business and financial results because consumer habits and patterns adjust to the increased perceived and real security risks, as people refrain from going out as much and gradually shift some on-premise consumption to off-premise consumption of food and beverages on certain social occasions.

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

Risks Related to the Heineken Investment

FEMSA does not control Heineken N.V.’s and Heineken Holding N.V.’s decisions.

In 2010, FEMSA exchanged 100% of its beer operations for a 20% economic interest in Heineken N.V. and Heineken Holding N.V. (together with their respective subsidiaries, “Heineken” or the “Heineken Group”). As a result of this transaction (the “Heineken transaction”), FEMSA participates in the Heineken Holding N.V. Board of Directors (the “Heineken Holding Board”) and in the Heineken N.V. Supervisory Board (the “Heineken Supervisory Board”). However, FEMSA is not a majority or controlling shareholder of Heineken N.V. or Heineken Holding N.V., nor does it control the decisions of the Heineken Holding Board or the Heineken Supervisory Board. Therefore, the decisions made by the majority or controlling shareholders of Heineken N.V. or Heineken Holding N.V. or the Heineken Holding Board or the Heineken Supervisory Board may not be consistent with or may not consider the interests of FEMSA’s shareholders or may be adverse to the interests of FEMSA’s shareholders. Additionally, FEMSA has agreed not to disclose non-public information and decisions taken by Heineken. In 2017, FEMSA completed the sale of a 5.24% of combined shareholding in the Heineken Group, reducing our economic interest from 20% to 14.76%. FEMSA’s aforementioned governance rights did not change as a result of the sale.

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

As of March 22, 2019, the voting trust owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

Our shares are traded on the New York Stock Exchange (“NYSE”) in the form of ADSs. We cannot assure that holders of our shares in the form of ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. In the event that instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us in respect of these shares. In the event that this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

Holders of BD Units in the United States and holders of ADSs may not be able to participate in any future preemptive rights offering and as a result may be subject to dilution of their equity interests.

Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock, we are generally required to grant our shareholders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. By law, we may not allow holders of our shares or ADSs who are located in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

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

We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of March 31, 2019, we had no restrictions on our ability to pay dividends. Further, our non-controlling shareholder position in Heineken means that we will be unable to require payment of dividends with respect to the Heineken Investment.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are a Mexican company, and our origin dates back to 1890. Our company was incorporated on May 30, 1936 and has a duration of 99 years. The duration can be extended indefinitely by resolution of our shareholders. Our legal name is Fomento Económico Mexicano, S.A.B. de C.V., and in commercial and business contexts we frequently refer to ourselves as “FEMSA.” Our principal headquarters are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410, Mexico. Our telephone number at this location is (+52-81) 8328-6000. We are organized as a sociedad anónima bursátil de capital variable under the laws of Mexico. Any filings we make electronically are available to the public over the internet at the SEC’s web site at www.sec.gov and at our website at www.femsa.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.) See “Item 10. Additional Information—Documents on Display.”

We are a leading company that participates in the following businesses:

•	In the beverage industry, through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume;

•

In the retail industry, through FEMSA Comercio, comprising of (1) the Proximity Division, operating the OXXO small-format store chain, (2) the Fuel Division, operating the OXXO GAS chain of retail service stations and (3) the Health Division, which includes drugstores and related operations;

•	In the beer industry, through the Heineken Investment, which is the second largest equity holding in Heineken, one of the world’s leading brewers with operations in over 70 countries; and

•	In other ancillary businesses, through our Other Businesses (as defined below), including logistics services, point-of-sale refrigeration, food processing equipment and plastics solutions.

Corporate Background

FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A. (“Cervecería Cuauhtémoc”), which was established in 1890. Descendants of certain of the founders of Cervecería Cuauhtémoc are participants of the voting trust that controls the management of our company.

In the 1990s, we began a series of strategic transactions to strengthen the competitive positions of our operating subsidiaries. These transactions included the sale of a 30% strategic interest in Coca-Cola FEMSA to a wholly-owned subsidiary of TCCC and a subsequent public offering of Coca-Cola FEMSA shares, both of which occurred in 1993. Coca-Cola FEMSA listed its L shares on the Bolsa Mexicana de Valores, S.A.B. (the “Mexican Stock Exchange”) and, in the form of ADSs on the NYSE. In April 2019, Coca-Cola FEMSA consummated a stock split of each of its series of shares, which diluted our voting right percentage in Coca-Cola FEMSA. See “Item 4. Information on the Company—Capital Stock.”

In 1998, we completed a reorganization that united the shareholders of FEMSA and the former shareholders of Grupo Industrial Emprex, S.A. de C.V. (“Emprex”) at the same corporate level through an exchange offer that was consummated in 1998. As part of the reorganization, FEMSA listed ADSs on the NYSE representing BD Units and listed the BD Units and B Units on the Mexican Stock Exchange.

In 2003, our subsidiary Coca-Cola FEMSA expanded its operations throughout Latin America by acquiring 100% of Panamerican Beverages, Inc. (“Panamco”), then the largest soft drink bottler in Latin America in terms of sales volume in 2002. Through its acquisition of Panamco, Coca-Cola FEMSA began producing and distributing Coca-Cola trademark beverages in additional territories in Mexico, Central America, Colombia, Venezuela and Brazil, along with bottled water, beer and other beverages in some of these territories.

In 2008, our shareholders approved a proposal to maintain our then existing share structure. As a result, absent shareholder action, our share structure continues to be composed of Series B Shares, which must represent not less than 51% of our outstanding capital stock, and Series D-B and Series D-L Shares, which together may represent up to 49% of our outstanding capital stock. Our Unit structure, absent shareholder action, continues to consist of B Units, which bundle five Series B Shares, and BD Units, which bundle one Series B Share, two Series D-B Shares and two Series D-L Shares. See “Item 9. The Offer and Listing—Description of Securities.”

In 2010, we exchanged our brewery business named FEMSA Cerveza for a 20% economic interest in the Heineken Group, one of the world’s leading brewers. Under the terms of the Heineken Transaction, FEMSA received 43,018,320 shares of Heineken Holding N.V. and 43,009,699 shares of Heineken N.V., with an additional 29,172,504 shares of Heineken N.V. (“Allotted Shares”) delivered pursuant to an allotted share delivery instrument, or the ASDI, with the final installment delivered in October 2011. In 2017, FEMSA completed the sale of Heineken N.V. shares representing 3.90% of issued share capital of Heineken N.V. and the sale of Heineken Holding N.V. shares representing 2.67% of the issued share capital of Heineken Holding N.V., reducing our aggregate economic interest in the Heineken Group from 20% to 14.76%.

In 2013, Coca-Cola FEMSA acquired, through its subsidiary Controladora de Inversiones en Bebidas Refrescantes, S.L. (“CIBR”), a 51.0% stake in KOF Philippines from TCCC. In December 2018, CIBR completed the sale of its stake in KOF Philippines back to the TCCC through exercise of CIBR’s option to sell.

In 2013, FEMSA Comercio, through one of its subsidiaries, Cadena Comercial de Farmacias, S.A.P.I. de C.V. (“CCF”), entered the drugstore business following the acquisition of Farmacias YZA, a leading drugstore operator in Southeast Mexico. In a separate transaction, also in 2013, CCF acquired Farmacias FM Moderna, a leading drugstore operator in the western state of Sinaloa. In 2015, CCF acquired 100% of Farmacias Farmacon, a regional pharmacy chain in the northwestern Mexican states of Sinaloa, Sonora, Baja California and Baja California Sur.

In 2013, FEMSA Comercio, through one of its subsidiaries, purchased the operating assets and trademarks of Doña Tota, a leading quick service restaurant in Mexico. The founding shareholders of Doña Tota initially retained a 20% stake in the FEMSA Comercio subsidiary that operates the Doña Tota business as part of the transaction. In 2018, FEMSA Comercio acquired such stake from the original shareholders.

In 2015, following changes to the legal and regulatory framework resulting from the adoption of Mexico’s energy reform, FEMSA Comercio began to acquire service station franchises of Petroleos Mexicanos (“PEMEX”) and obtain permits from PEMEX to operate such service stations as a franchisee. These acquisitions occurred after two decades (1995-2015) of FEMSA Comercio providing operation services to retail service stations for fuels, motor oils and other car care products through agreements with third parties that owned PEMEX franchises.

In 2015, FEMSA Comercio acquired 60% of Group Socofar, a leading South American drugstore operator based in Santiago, Chile. Socofar operated at that time, directly and through franchises, more than 600 drugstores and 150 beauty stores throughout Chile and over 150 drugstores throughout Colombia. FEMSA Comercio has the right to appoint the majority of the members of Socofar’s board of directors and exercises day-to-day operating control over Socofar. As part of the shareholders agreement entered into with the former controlling shareholder, such minority shareholder has the right to appoint two members of the board of directors of Socofar.

In 2016, FEMSA Comercio, through its subsidiary Cadena Comercial USA Corporation, LLC. (“Cadena Comercial USA”), completed the acquisition of an 80% economic stake in Specialty’s Café & Bakery, Inc. (“Specialty’s”), which operates coffee and bakery shops in California, Washington and Illinois. In 2017, Cadena Comercial USA acquired the remaining 20% economic stake in Specialty’s becoming its sole owner.

In 2016, FEMSA Comercio, through its subsidiary Cadena Comercial Andina, SpA, entered the proximity store market in Chile following the acquisition of Comercial Big John Limitada. Currently, all stores in this country operate under the trade name OXXO. In October 2018, FEMSA Comercio also entered the market in Peru with the opening of its first OXXO store.

In September 2018, FEMSA Comercio announced that through its majority-owned subsidiary Socofar, it had reached an agreement to acquire Corporación FYBECA GPF (“GPF”), a leading drugstore operator based in Quito, Ecuador, that at the date of the announcement operated more than 620 points of sale nationwide under the Fybeca and SanaSana trademarks. The acquisition is expected to close during the first half of 2019.

In October 2018, FEMSA Comercio renamed its businesses formerly known as the “Retail Division” to the “Proximity Division” and transferred those operations that are not directly related to its proximity store business, such as its restaurant and discount retail formats, into Other Businesses. The Proximity Division now only includes the operations from its small-format chain stores mainly under the OXXO brand. For more information, see “Item 4. Information on the Company—Coca-Cola FEMSA” and “—Other Businesses.”

For more information on: (i) the Heineken transaction, see “Item 10. Additional Information—Material Contracts,” (ii) FEMSA Comercio’s recent transactions, see “Item 4. Information on the Company—FEMSA Comercio—Corporate History” and (iii) Coca-Cola FEMSA’s recent transactions, see “Item 4. Information on the Company—Coca-Cola FEMSA—Corporate History.”

Ownership Structure

We conduct our business through our principal subsidiary companies as shown in the following diagram and table:

Ownership Structure as of March 31, 2019

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as “CIBSA.”
(2)

Percentage of issued and outstanding capital stock owned by CIBSA (56% of Coca-Cola FEMSA’s capital stock with full voting rights). See “Item 4. Information on the Company – Coca-Cola FEMSA – Capital Stock.”

(3)

Our Heineken Investment is held indirectly by subsidiaries of FEMSA, including CB Equity. See note 4.2 to our audited consolidated financial statements. See “Item 4. Information on the Company – Corporate Background.”

(4)	Includes the Proximity Division, the Health Division and the Fuel Division. See “Item 4. Information on the Company – FEMSA Comercio.”

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2018:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.2	%(1)
Emprex:	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%
CB Equity	United Kingdom	100.0%

(1)

Percentage of capital stock. FEMSA, through CIBSA, owns 56% of the ordinary voting shares of Coca-Cola FEMSA after giving effect to the KOF Stock Split (as defined herein) consummated on April 11, 2019. See “Item 4. Information on the Company–Capital Stock.”

The following table presents an overview of our operations by reportable segment and by geographic area:

Operations by Segment—Overview

Year Ended December 31, 2018 and % of growth (decrease) vs. previous year

				FEMSA Comercio
	Coca-Cola FEMSA(1)			Proximity Division(4)			Fuel Division		Health Division		Heineken Investment
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.182,342	—		Ps.167,458	12%		Ps.46,936	22%	Ps.51,739	9%	Ps.—	—
Gross Profit	83,938	1%		65,529	17%		4,231	53%	15,865	12%	—	—
Share of the profit of equity accounted investees, net of taxes	(226)	(477	)%(2)	(17)	440	%(3)	—	—	—	—	6,478	(17)%
Total assets	263,787	(8)%		75,146	16%		7,015	50%	35,881	(7)%	86,340	13%
Employees	87,983	(13)%		142,428	10%		7,163	23%	21,974	2%	—	—

(1)	For 2018, consolidated total revenues exclude the financial information of KOF Philippines due to its discontinued operation classification.
(2)	Reflects the percentage decrease between the loss of Ps. 226 million recorded in 2018 and the gain of Ps. 60 million recorded in 2017.
(3)	Reflects the percentage decrease between the loss of Ps. 17 million recorded in 2018 and the gain of Ps. 5 million recorded in 2017.
(4)

In 2018, FEMSA Comercio’s “Retail Division” removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Businesses.” The business segment is now named the Proximity Division. See note 26 to our audited consolidated financial statements.

Total Revenues Summary by Segment(1)(2)

	Year Ended December 31
	2018	2017	2016
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.182,342	Ps.183,256	Ps.177,718
FEMSA Comercio
Proximity Division	167,458	149,833	133,228
Health Division	51,739	47,421	43,411
Fuel Division	46,936	38,388	28,616
Other Businesses	42,293	39,732	33,406
Consolidated total revenues	Ps.469,744	Ps.439,932	Ps.399,507

(1)

The sum of the financial data for each of our segments differs from our consolidated total revenues due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA. For 2018 and 2017, consolidated total revenues exclude the financial information of KOF Philippines due to its discontinued operation classification.

(2)

In 2018, FEMSA Comercio’s “Retail Division removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Business.” The business segment is now named the Proximity Division. See note 26 to our audited consolidated financial statements.

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

Our objective is to generate economic and social value through our companies and institutions.

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guides our consolidation and growth efforts, which have led to our current continental footprint. We operate in Mexico, Central and South America, including some of the most populous metropolitan areas in Latin America—which provides us with opportunities to create value through both an improved ability to execute our strategies in complex markets and the use of superior commercial tools. We have also increased our capabilities to operate and succeed in other geographic regions by improving management skills in order to obtain a precise understanding of local consumer needs. Going forward, we intend to use those capabilities to continue our international expansion of both Coca-Cola FEMSA and FEMSA Comercio, expanding both our geographic footprint and our presence in the non-alcoholic beverage industry and in small box retail formats, as well as taking advantage of potential opportunities across markets to leverage our capability set.

In our drugstore business in Mexico and South America, and our fuel service station business in Mexico, we are applying our retail and operational capabilities to develop attractive value propositions for consumers in these formats.

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world in terms of volume.

Coca-Cola FEMSA commenced operations in 1979, when a subsidiary of FEMSA acquired certain sparkling beverage bottlers in Mexico City and surrounding areas. In 1991, we transferred our ownership in the bottlers of FEMSA Refrescos, S.A. de C.V., Coca-Cola FEMSA’s corporate predecessor. In 1993, a subsidiary of TCCC acquired 30.0% of Coca-Cola FEMSA’s capital stock in the form of Series D shares, and we later acquired Series D shares to increase our ownership in Coca-Cola FEMSA. In 1993, we sold Series L shares that represented 19.0% of Coca Cola FEMSA’s capital stock to the public, and Coca Cola FEMSA listed these shares on the Mexican Stock Exchange and, in the form of ADSs, on the NYSE.

Coca-Cola FEMSA operates in territories in the following countries:

•	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico.

•	Guatemala

•	Nicaragua

•	Costa Rica

•	Panama

•	Colombia—most of the country.

•	Brazil—a major part of the states of Sao Paulo and Minas Gerais, the states of Parana, Santa Catarina and Mato Grosso do Sul and part of the states of Rio de Janeiro, Rio Grande do Sul and Goias.

•	Argentina—Buenos Aires and surrounding areas.

•	Uruguay

Coca-Cola FEMSA also operates in Venezuela through Coca-Cola FEMSA’s investment in KOF Venezuela.

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

The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2018.

Operations by Consolidated Reporting Segment—Overview

Year Ended December 31, 2018

	Total Revenues		Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps.100,162	54.9%	Ps.48,162	57.4%
South America(2)	82,180	45.1%	35,776	42.6%

Consolidated	182,342	100.0%	83,938	100.0%

(1)	Includes Mexico, Guatemala (including the operations of ABASA and Los Volcanes from May 2018), Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and, from July 2018, Uruguay.

Capital Stock

As of the date of this report, (1) we indirectly own Series A shares equal to 47.2% of Coca-Cola FEMSA’s capital stock (56.0% of Coca-Cola FEMSA’s capital stock with full voting rights), and (2) TCCC indirectly owns Series D shares equal to 27.8% of Coca-Cola FEMSA’s capital stock (or 32.9% of Coca-Cola FEMSA’s capital stock with full voting rights). Series L shares with limited voting rights constituted 15.6% of Coca-Cola FEMSA’s capital stock, and Series B shares constituted the remaining 9.4% of Coca-Cola FEMSA’s capital stock (or the remaining 11.1% of Coca-Cola FEMSA’s capital stock with full voting rights).

On April 11, 2019, Coca-Cola FEMSA completed an eight-for-one stock split whereby (a) for each Series A share, holders of Series A shares received eight new Series A shares, (b) for each Series D share, holders of Series D shares received eight new Series D shares and (c) for each Series L share, holders of Series L shares received one unit (each consisting of 3 Series B shares (with full voting rights) and 5 Series L shares (with limited voting rights)) (the “KOF Stock Split”). Effective on April 11, 2019, Coca-Cola FEMSA’s units were listed for trading on the Mexican Stock Exchange and ADSs, each representing 10 units, were listed for trading on the NYSE.

Business Strategy

Coca-Cola FEMSA operates with a large geographic footprint in Latin America. To consolidate Coca-Cola FEMSA’s position as a leader in the beverage business, Coca-Cola FEMSA continues to expand its robust portfolio of beverages, transforming and enhancing its operational capabilities, inspiring a cultural evolution, and embedding sustainability throughout its business to create economic, social, and environmental value for all of Coca-Cola FEMSA’s stakeholders.

Coca-Cola FEMSA’s view on sustainable development is a comprehensive part of its business strategy. Coca-Cola FEMSA bases its efforts in Coca-Cola FEMSA’s ethics and values, focusing on (i) our people, (ii) our communities and (iii) our planet, and Coca-Cola FEMSA takes a responsible and disciplined approach to the use of resources and capital allocation.

To maximize growth and profitability and driven by our centers of excellence initiatives, Coca-Cola FEMSA plans on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase its business scale and profitability across categories, (iii) continue its expansion through organic growth and strategic joint ventures, mergers and acquisitions, (iv) accelerate the digitization of Coca-Cola FEMSA’s end-to-end processes and (v) empower people to lead this transformation, building on its high performance organization.

Coca-Cola FEMSA seeks to accelerate its revenue growth through the introduction of new categories, products and presentations that better meet its consumers’ needs and preferences, while maintaining Coca-Cola FEMSA’s core products and improving its profitability. To address Coca-Cola FEMSA consumers’ diverse lifestyles, Coca-Cola FEMSA has developed new products through innovation and has expanded the availability of low- and non-caloric beverages by reformulating existing products to reduce added sugar and offering smaller presentations of its products. As of December 31, 2018, approximately 34.6% of Coca-Cola FEMSA’s brands were low- or non-caloric beverages, and Coca-Cola FEMSA continues to expand its product portfolio to offer more options to its consumers so they can satisfy their hydration and nutrition needs. See “Item 4. Information on the Company—Coca-Cola FEMSA—Products” and “Item 4. Information on the Company—Coca-Cola FEMSA—Packaging.” In addition, Coca-Cola FEMSA informs its consumers through front labeling on the nutrient composition and caloric content of Coca-Cola FEMSA’s beverages. Coca-Cola FEMSA has been pioneers in the introduction of the Guideline Daily Amounts (GDA), and Coca-Cola FEMSA performs responsible advertising practices and marketing. Coca-Cola FEMSA voluntarily adheres to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of TCCC, achieving full compliance with all such codes and guidelines in all of the countries where we operate.

Coca-Cola FEMSA views its relationship with TCCC as integral to Coca-Cola FEMSA’s business, and together Coca-Cola FEMSA and TCCC has developed marketing strategies to better understand and address our consumer needs. See “Item 4. Information on the Company—Coca-Cola FEMSA—Marketing.”

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, the population to which Coca-Cola FEMSA offers products and the number of retailers carrying its beverages as of December 31, 2018:

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks and plant-based drinks).

Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 62.2%, 60.8% (excluding sales volume of KOF Philippines) and 60.3% of Coca-Cola FEMSA’s total sales volume in 2018, 2017 and 2016, respectively.

The following table sets forth the trademarks of Coca-Cola FEMSA’s main products distributed in 2018:

Colas:
Coca-Cola
Coca-Cola Sin Azúcar
Coca-Cola Light

Flavored Sparkling Beverages:
Crush	Kuat	Quatro
Fanta	Lift	Schweppes
Fresca	Mundet	Sprite

Still Beverages:
Cepita	Hi-C	Leão	ValleFrut
Estrella Azul	Santa Clara	Powerade	Monster
FUZE Tea	Del Valle	Valle Fresh	AdeS

Water:
Alpina	Brisa	Dasani	Kin
Aquarius	Ciel	Manantial
Bonaqua	Crystal	Nevada

Packaging

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by TCCC, which consist primarily of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of PET resin. Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which Coca-Cola FEMSA sells its products. Presentation sizes for Coca-Cola FEMSA’s Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of Coca-Cola FEMSA’s products excluding water, Coca-Cola FEMSA considers a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allows Coca-Cola FEMSA to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which Coca-Cola FEMSA refers to as fountain. Coca-Cola FEMSA also sells bottled water products in bulk sizes, which refers to presentations equal to or larger than 5.0 liters and up to 20.0 liters, which have a much lower average price per unit case than Coca-Cola FEMSA’s other beverage products.

Sales Volume and Transactions Overview

Coca-Cola FEMSA measures total sales volume in terms of unit cases and number of transactions. “Unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. “Transactions” refers to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 oz. serving. Except when specifically indicated, “sales volume” in this annual report refers to sales volume in terms of unit cases.

The following table illustrates historical sales volume and number of transactions for each of Coca-Cola FEMSA’s consolidated reporting segments, as well as its unit case and transaction mix by category. The table includes information of Venezuela for 2017, prior to its deconsolidation.

	Sales Volume(1)		Transactions(1)
	2018	2017	2018	2017
	(Million of unit cases or millions of single units, except percentages)
Mexico	1,850.2	1,845.0	9,728.2	9,764.5
Central America	214.7	173.0	1,779.3	1,467.2
Mexico & Central America(2)	2,065.0	2,017.9	11,507.5	11,231.7
Growth	2.3%	(0.4)%	2.5%	(1.3)%
Colombia	271.4	265.0	2,060.3	2,046.5
Brazil(5)	787.4	765.1	5,125.4	4,857.6
Argentina	175.3	205.9	920.1	1,019.9
Uruguay	22.7	—	112.4	—
South America(4)	1,256.8	1,236.0	8,218.2	7,924.1
Growth	1.7%	6.1%	3.7%	4.0%
Venezuela(3)	—	64.2	—	441.0
Total	3,321.8	3,318.2	19,725.7	19,596.8
Growth	0.1%	(0.5)%	0.7%	(0.9)%

The following table illustrates the multiple serving presentations and returnable packaging for sparkling beverages volume:

	Multiple Serving Presentations(1)		Returnable packaging(1)
	2018	2017	2018	2017
Mexico	66.4%	65.2%	35.8%	34.8%
Central America(2)	52.1%	56.0%	43.7%	41.7%
Colombia	71.4%	69.4%	35.2%	33.7%
Venezuela	—	73.3%	—	18.4%
Brazil	77.5%	77.7%	18.1%	16.6%
Argentina	80.3%	82.1%	25.9%	24.7%
Uruguay	82.5%	—	23.7%	—

Total	69.6%	69.6%	31.0%	29.4%

The following table illustrates Coca-Cola FEMSA’s historical sales volume and number of transactions performance by category for each of Coca-Cola FEMSA’s operations and our reporting segments for 2018 as compared to 2017:

	Year Ended December 31, 2018
	Sparkling	Stills	Water	Bulk	Total
Sales Volume Growth(1)
Mexico	0.2%	7.3%	4.7%	(3.6)%	0.3%
Central America(2)	27.8%	7.8%	5.8%	1.5%	24.2%

Mexico and Central America	2.9%	7.4%	4.8%	(3.5)%	2.3%
Colombia	4.0%	(21.4)%	9.0%	5.6%	2.4%
Brazil(5)	1.2%	18.2%	15.0%	16.1%	2.9%
Argentina	(15.2)%	(20.5)%	(14.9)%	25.6%	(14.9)%

South America(4)(5)	1.1%	(1.1)%	8.0%	10.5%	1.7%
Total	0.0%	3.1%	1.9%	(2.0)%	0.1%

Number of Transactions Growth(1)
Mexico	(1.3)%	4.8%	3.8%	—	(0.4)%
Central America(2)	26.7%	0.0%	4.5%	—	21.3%
Mexico and Central America	2.2%	3.8%	3.8%	—	2.5%

Colombia	(0.4)%	(13.0)%	15.6%	—	0.7%
Brazil(5)	3.9%	15.1%	13.1%	—	5.5%
Argentina	(9.3)%	(16.0)%	(7.4)%	—	(9.8)%

South America(4)(5)	2.8%	2.6%	12.3%	—	3.7%
Total	0.1%	2.2%	3.9%	—	0.7%

The following table illustrates Coca-Cola FEMSA’s unit case mix by category for each of its operations and its consolidated reporting segments for 2018:

	Sparkling Beverages		Stills		Water(6)
	Years Ended December 31
	2018	2017	2018	2017	2018	2017
Unit Case Mix by Category
Mexico	72.9%	73.0%	6.5%	6.0%	20.6%	21.0%
Central America	85.0%	82.5%	9.6%	11.0%	5.4%	6.4%

Mexico and Central America(2)	74.2%	73.8%	6.8%	6.5%	19.1%	19.8%
Colombia	76.5%	75.4%	6.5%	8.4%	17.1%	16.2%
Brazil	87.5%	88.9%	5.6%	4.9%	6.9%	6.2%
Argentina	80.4%	80.7%	7.1%	7.6%	12.6%	11.7%
Uruguay	91.6%	—	1.5%	—	6.9%	—

South America(4)(5)	84.2%	84.7%	5.9%	6.1%	9.9%	9.3%
Venezuela(3)	—	84.9%	—	3.6%	—	11.4%
Total(1)	78.0%	77.9%	6.5%	6.3%	15.6%	15.8%

(1)

Coca-Cola FEMSA’s sales volume and number of transactions for 2018 exclude the sales volume and transactions of KOF Philippines and KOF Venezuela, and Coca-Cola FEMSA’s sales volume and number of transactions for 2017 exclude the sales volume and transactions of KOF Philippines.

(2)	Includes sales volume and transactions from Guatemala (including the operations of ABASA and Los Volcanes from May 2018), Nicaragua, Costa Rica and Panama.
(3)	Coca-Cola FEMSA stopped consolidating its Venezuelan operations commencing on January 1, 2018.
(4)	Includes sales volume and transactions of Monresa from July 2018.
(5)	Excludes beer sales volume and transactions.
(6)	Includes bulk water volume and transactions.

Seasonality

Sales of Coca-Cola FEMSA’s products are seasonal in all of the countries where it operates, as Coca-Cola FEMSA’s sales volumes generally increase during the summer of each country and during the year-end holiday season. In Mexico, Central America and Colombia, Coca-Cola FEMSA typically achieves its highest sales during the summer months of April through August as well as during the year-end holidays in December. In Brazil, Uruguay and Argentina, Coca-Cola FEMSA’s highest sales levels occur during the summer months of October through March, including the year-end holidays in December.

Marketing

Coca-Cola FEMSA, in conjunction with TCCC, has developed a marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of Coca-Cola FEMSA’s consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2018, were Ps. 5,813 million, net of Ps. 3,542 million contributed by TCCC.

Retailer Support Programs. Support programs include providing retailers with point-of-sale display materials and consumer sales promotions, such as contests, sweepstakes and the giveaway of product samples.

Coolers. Coolers play an integral role in Coca-Cola FEMSA’s clients’ plans for success. Increasing both cooler coverage and the number of cooler doors among Coca-Cola FEMSA’s retailers is important to ensure that Coca-Cola FEMSA’s wide variety of products are properly displayed, while strengthening our merchandising capacity in Coca-Cola FEMSA’s distribution channels to significantly improve its point-of-sale execution.

Advertising. Coca-Cola FEMSA advertises in all major communications media. Coca-Cola FEMSA focuses its advertising efforts on increasing brand recognition by consumers and improving Coca-Cola FEMSA’s customer relations. National advertising campaigns are designed and proposed by TCCC’s local affiliates in the countries where Coca-Cola FEMSA operates, with Coca-Cola FEMSA’s input at the local or regional level. Point-of-sale merchandising and advertising efforts are proposed and implemented by Coca-Cola FEMSA, with a focus on increasing Coca-Cola FEMSA’s connection with customers and consumers.

Marketing in Coca-Cola FEMSA’s Distribution Channels. In order to provide more dynamic and specialized marketing of Coca-Cola FEMSA’s products, Coca-Cola FEMSA’s strategy is to classify its markets and develop targeted efforts for each consumer segment or distribution channel. Coca-Cola FEMSA’s principal channels are small retailers, “on-premise” accounts, such as restaurants and bars, supermarkets and third party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

Multi-Segmentation. Coca-Cola FEMSA has implemented a multi-segmentation strategy in all of its markets. These strategies consist of the definition of a strategic market cluster or group and the implementation and assignment of different product/price/package portfolios and service models to such market cluster or group . These clusters are defined based on consumption occasion, competitive environment, income level, and types of distribution channels.

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which Coca-Cola FEMSA sold its products:

	As of December 31, 2018
	Mexico and Central America(1)	South America(2)
Distribution centers	201	74
Retailers(3)	1,045,780	852,091

(1)	Includes Mexico, Guatemala (including the operations of ABASA and Los Volcanes), Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay.
(3)	Estimated.

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

In 2018, no single customer accounted for more than 10% of Coca-Cola FEMSA’s consolidated total sales.

Coca-Cola FEMSA’s distribution centers range from large warehousing facilities and re-loading centers to small deposit centers. In addition to Coca-Cola FEMSA’s fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through electric carts and hand-trucks in order to comply with local environmental and traffic regulations. In some of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA retains third parties to transport its finished products from Coca-Cola FEMSA’s production facilities to Coca-Cola FEMSA’s the distribution centers within Mexico.

Mexico. Coca-Cola FEMSA contracts with a subsidiary of FEMSA, Solistica, S.A. de C.V. transportation services of finished products from Coca-Cola FEMSA’s production facilities to its distribution centers within Mexico. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, Coca-Cola FEMSA distributes its finished products to retailers through its fleet of trucks.

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

Brazil. In Brazil, Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors, including related parties such as FEMSA, while they maintain control over the selling activities. In designated zones in Brazil, third-party distributors purchase Coca-Cola FEMSA’s products at a discount from the wholesale price and resell the products to retailers. Coca-Cola FEMSA also sells Coca-Cola FEMSA’s products through the same modern distribution channels used in Mexico.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors, including related parties such as FEMSA. In most of Coca-Cola FEMSA’s territories, an important part of its total sales volume is sold through small retailers.

Principal Competitors

Coca-Cola FEMSA continues to be a leader in the beverage market, with one out of every nine beverages under the Coca-Cola trademarks sold in the world being produced and sold by us.

The characteristics of Coca-Cola FEMSA territories are very diverse. Central Mexico and our territories in Argentina are densely populated and have a large number of competing beverage brands as compared to the rest of our territories. Our territories in Brazil are densely populated but have lower consumption of beverage products as compared to Mexico. Uruguay has a high per capita consumption and low population density. Portions of southern Mexico, Central America and Colombia are large and mountainous areas with low population density, low per capita income and low consumption of beverages.

Coca-Cola FEMSA’s principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. Coca-Cola FEMSA also faces competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” A number of Coca-Cola FEMSA’s competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages, and water, which may enable them to achieve distribution efficiencies.

While competitive conditions are different in each of Coca-Cola FEMSA’s territories, it competes mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. Coca-Cola FEMSA competes by seeking to offer products at an attractive price in the different segments in Coca-Cola FEMSA’s markets and by building on the value of its brands. Coca-Cola FEMSA believes that the introduction of new products and new presentations has been a significant competitive advantage that allows Coca-Cola FEMSA to increase demand for its products, provide different options to consumers and increase new consumption opportunities. See “Item 4. Information on the Company—Coca-Cola FEMSA—Products” and “Item 4. Information on the Company—Coca-Cola FEMSA—Packaging.”

Mexico and Central America. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products. Coca-Cola FEMSA competes with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo, and Empresas Polar, S.A., a beer distributor and Pepsi bottler. Coca-Cola FEMSA’s main competition in the juice category in Mexico is Grupo Jumex. In the water category, Bonafont, a water brand owned by Danone, is its main competition. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes in sparkling beverages and with other local brands in our Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. (Big Cola bottler) and Consorcio AGA, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.

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

South America. Coca-Cola FEMSA’s principal competitor in Colombia is Postobón, a local bottler (Postobón and Colombiana bottler). Postobón sells Pepsi products and is a vertically integrated producer, the owners of which hold other significant commercial and industrial interests in Colombia. Coca-Cola FEMSA also competes with low-price producers, such as the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

In Brazil, Coca-Cola FEMSA competes against AmBev, a company with a portfolio of brands that includes Pepsi, local brands with flavors such as guarana, and proprietary beer brands. Coca-Cola FEMSA also competes against “B brands” or “Tubainas,” which are small, local producers of low-cost flavored sparkling beverages that represent a significant portion of the sparkling beverage market.

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

In Uruguay, Coca-Cola FEMSA’s main competitor is Fábricas Nacionales de Cerveza S.A. (FNC), a Pepsi bottler and distributor, partially owned by Argentina’s principal brewery Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Salus, a water brand owned by Danone, is Coca-Cola FEMSA’s main competitor. In addition, Coca-Cola FEMSA competes with low-priced regional producers as well as many other generic and imported products.

Raw Materials

Pursuant to Coca-Cola FEMSA’s bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages in all of Coca-Cola FEMSA’s territories from affiliates of TCCC and sweeteners and other raw materials from companies authorized by TCCC. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although TCCC has the right to unilaterally set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with TCCC. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Bottler Agreements.”

In the past, TCCC has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. For example, TCCC (i) gradually increased concentrate prices for certain Coca-Cola trademark beverages in Costa Rica and Panama beginning in 2014 through 2018; (ii) gradually increased concentrate prices for flavored water in Mexico beginning in 2015 through 2018; (iii) increased concentrate prices for certain Coca-Cola trademark beverages in Colombia in 2016 and 2017; and (iv) began to gradually increase concentrate prices for certain Coca-Cola trademark beverages in Mexico beginning in 2017 and informed Coca-Cola FEMSA that it would continue to do so through 2019. Based on Coca-Cola FEMSA’s estimates, it currently does not expect these increases will have a material adverse effect on its results of operations. TCCC may continue to unilaterally increase concentrate prices in the future, and Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of its products or its results. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Coca-Cola FEMSA’s bottler agreements provide that these materials may be purchased only from suppliers approved by TCCC. Prices for certain raw materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that Coca-Cola FEMSA paid for PET resin in U.S. dollars in 2018 increased 21.8% as compared to 2017 in all of Coca-Cola FEMSA’s territories, excluding Venezuela prior to its deconsolidation. In addition, given that high currency volatility has affected and continues to affect most of its territories, the average price for PET resin in local currencies was higher in 2018 in Mexico, Colombia, Brazil and Argentina. In 2018, Coca-Cola FEMSA purchased certain raw materials in advance, implemented a price fixing strategy and entered into certain derivative transactions, which helped Coca-Cola FEMSA to capture opportunities with respect to raw material costs and currency exchange rates.

Under Coca-Cola FEMSA’s agreements with TCCC, it may use raw or refined sugar and HFCS in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, that cause Coca-Cola FEMSA to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, Coca-Cola FEMSA’s average price for sugar in U.S. dollars, taking into account its financial hedging activities, decreased by approximately 8.4 % in 2018 as compared to 2017; however, the average price for sugar in local currency was higher in Argentina and Coca-Cola FEMSA’s territories in Central America.

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

Mexico and Central America. In Mexico, Coca-Cola FEMSA mainly purchase PET resin from Indorama Ventures Polymers México, S. de R.L. de C.V. (formerly Arteva Specialties, S. de R.L. de C.V.) and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us. Also, Coca-Cola FEMSA has introduced into its business Asian global suppliers, such as Far Eastern New Century Corp., known as FENC and SFX – Jiangyin Xingyu New Material Co. Ltd., which support its PET resin strategy and are known as the top PET global suppliers.

Coca-Cola FEMSA purchases all of its cans from Crown Envases México, S.A. de C.V., formerly known as Fábricas de Monterrey, S.A. de C.V., and Envases Universales de México, S.A.P.I. de C.V. Coca-Cola FEMSA mainly purchases its glass bottles from Vitro America, S. de R.L. de C.V. (formerly Compañía Vidriera, S.A. de C.V.), FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V.

Coca-Cola FEMSA purchases sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel, Ingenio La Gloria, S.A. and Impulsora Azucarera del Trópico, S.A. de C.V., all of them sugar cane producers. As of April 8, 2019, Coca-Cola FEMSA held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. Coca-Cola FEMSA purchases HFCS from Ingredion México, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause us to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2018, sugar prices in local currency in Mexico decreased approximately 4.0% as compared to 2017.

In Central America, the majority of Coca-Cola FEMSA’s raw materials such as glass and non-returnable plastic bottles are purchased from several local suppliers. Coca-Cola FEMSA purchases its cans from Envases Universales Rexam de Centro América, S.A. Sugar is available from suppliers that represent several local producers. In Costa Rica, Coca-Cola FEMSA acquires plastic non-returnable bottles from Alpla C.R. S.A., and in Nicaragua Coca-Cola FEMSA acquires such plastic bottles from Alpla Nicaragua, S.A.

South America. In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in all of Coca-Cola FEMSA’s caloric beverages, which Coca-Cola FEMSA busy from several domestic sources. Sugar prices in Colombia decreased approximately 19.0% in U.S. dollars and 19.0% in local currency, as compared to 2017. Coca-Cola FEMSA purchases non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA has historically purchased all of its non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. Coca-Cola FEMSA purchases all of its cans from Crown Colombiana, S.A. Grupo Ardila Lulle (owners of Coca-Cola FEMSA’s competitor Postobón) owns a minority equity interest in certain of its suppliers, including O-I Peldar and Crown Colombiana, S.A.

In Brazil, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages, which is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 25.0% in U.S. dollars and 14.0% in local currency as compared to 2017. Taking into account Coca-Cola FEMSA’s financial hedging activities, its sugar prices in Brazil decreased approximately 15.0% in U.S. dollars and 2.0% in local currency as compared to 2017. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. Coca-Cola FEMSA mainly purchases PET resin from local suppliers such as Companhia Integrada Textil de Pernambuco (recently acquired by Alpek, S.A.B. de C.V.).

In Argentina, Coca-Cola FEMSA mainly uses HFCS that they purchase from several different local suppliers as a sweetener in Coca-Cola FEMSA’s products. Coca-Cola FEMSA purchases glass bottles and other raw materials from several domestic sources. Coca-Cola FEMSA purchases plastic preforms at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, Alpla Avellaneda, S.A., AMCOR Argentina, and other local suppliers.

In Uruguay Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay decreased approximately 4.7% in U.S. dollars and increased 1.6% in local currency as compared to 2017. Its main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. Coca-Cola FEMSA purchases PET resin from Asian suppliers, such as India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and Coca-Cola FEMSA purchase non-returnable plastic bottlers from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

FEMSA Comercio

Overview

FEMSA Comercio operates through the following divisions:

•	Proximity Division, which operates the largest chain of small-format stores in the Americas, measured in terms of number of stores as of December 31, 2018, under the trade name OXXO.

•	Health Division, which operates drugstores and related operations with 2,361 points of sale in Mexico, Chile and Colombia as of December 31, 2018.

•

Fuel Division, which operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2018, the Fuel Division operated 539 service stations, concentrated mainly in the northern region of Mexico with a presence in 17 states throughout the country.

Operations by Division—Overview

Year Ended December 31, 2018

	(in millions of Mexican pesos, except percentages)
	Total Revenues		Gross Profit
	2018	2018 vs. 2017	2018	2018 vs. 2017
Proximity Division	Ps.167,458	12%	Ps.65,529	17%
Health Division	51,739	9%	15,865	12%
Fuel Division	46,936	22%	4,231	53%

Proximity Division

Business Strategy

The Proximity Division intends to continue increasing its store base while capitalizing on the retail business and market knowledge gained at existing stores. We intend to open new stores in locations where we believe there is high growth potential or unsatisfied demand, while also increasing customer traffic and average ticket per customer in existing stores. Our expansion focuses on both entering new markets and strengthening our presence nationwide and across different income levels of population. A fundamental element of the Proximity Division’s business strategy is to leverage its retail store formats, know-how, technology and operational practices to continue growing in a cost-effective and profitable manner. This scalable business platform is expected to provide a strong foundation for continued organic growth, improving traffic and average ticket sales at our existing stores and facilitating entry into new small-format retail industries.

The Proximity Division has developed proprietary models to assist in identifying appropriate store locations, store formats and product categories. These models utilize location-specific demographic data and the

Proximity Division’s experience in similar locations to fine-tune the store formats, product price ranges and product offerings to the target market. Market segmentation is becoming an important strategic tool that is expected to allow the Proximity Division to improve the operating efficiency of each location, cover a wider array of consumption occasions and increase its overall profitability.

The Proximity Division continues to improve its information gathering and processing systems to allow it to connect with its customers at all levels and anticipate and respond efficiently to their changing demands and preferences. Most of the products carried through OXXO stores are bar-coded, and all OXXO stores are equipped with point-of-sale systems integrated into a company-wide computer network. The Proximity Division created a department in charge of product category management, for products such as beverages, fast food and perishables, responsible for analyzing data gathered to better understand our customers, develop integrated marketing plans and allocate resources more efficiently. This department utilizes a technology platform supported by an enterprise resource planning (“ERP”) system, as well as other technological solutions such as merchandising and point-of-sale systems, which allow the Proximity Division to redesign and adjust its key operating processes and certain related business decisions. Our IT system also allows us to manage each store’s working capital, inventories and investments in a cost-effective way while maintaining high sales volume and store quality. Supported by continued investments in IT, our supply chain network allows us to optimize working capital requirements through inventory rotation and reduction, reducing out-of-stock days and other inventory costs.

The Proximity Division has adopted innovative promotional strategies in order to increase store traffic and sales. In particular, the OXXO stores sell high-frequency items such as beverages, snacks and cigarettes at competitive prices. The Proximity Division’s ability to implement this strategy profitably is partly attributable to the size of the OXXO stores chain, as such division is able to work together with its suppliers to implement its revenue-management strategies through differentiated promotions. OXXO stores’ national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the OXXO brand. For example, the organization has refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments by expanding the offerings in the grocery product category in certain stores.

Another fundamental element of our strategy consists of leveraging our reputation for quality and the position of our brand in the minds of our customers to expand our offering of private-label products. Our private-label products represent an alternative for value-conscious consumers, which, combined with our market position, allows the Proximity Division to increase sales and margins, strengthen customer loyalty and bolster its bargaining position with suppliers.

Historically, the Proximity Division has represented an effective distribution channel for our beverage products, as well as a rapidly growing point of contact with our consumers. Based on the belief that location plays a major role in the long-term success of a retail operation such as a small-format store, as well as a role in our ability to accelerate and streamline the new-store development process, the Proximity Division has focused on a strategy of rapid, profitable growth.

Finally, to further increase customer traffic into our stores, the Proximity Division has incorporated additional services, such as utility bill payment, deposits into bank accounts held at our correspondent bank partners, remittances, prepayment of mobile phone fees and charges and other financial services, and it constantly increases the services offered in its stores.

Store Locations

The Proximity Division operates the largest small-format store chain in the Americas, measured by number of stores. As of December 31, 2018, there are 17,839 OXXO stores in Mexico, 75 OXXO stores in Colombia, 73 stores in Chile and 12 stores in Peru. The Proximity Division has expanded its operations by opening 1,422 new OXXO stores in Mexico, Colombia, Chile and Peru during 2018.

OXXO Stores

Regional Allocation in Mexico(*)

as of December 31, 2018

The Proximity Division has aggressively expanded its number of OXXO stores over the past several years. The average investment required to open a new OXXO store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. The Proximity Division is generally able to use supplier credit to fund the initial inventory of new OXXO stores.

OXXO Stores

Total Growth

	Year Ended December 31,
	2018	2017	2016	2015	2014
Total OXXO stores	17,999	16,577	15,274	14,061	12,853
Store growth (% change over previous year)	8.9%	8.5%	8.6%	9.4%	9.7%

The Proximity Division currently expects to continue implementing its expansion strategy by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets.

Most of the OXXO stores are operated under lease agreements, which are denominated in Mexican peso and adjusted annually to an inflation index. This approach provides the Proximity Division the flexibility to adjust locations as cities grow and effectively adjust its footprint based on stores’ performance.

Both the identification of locations and the pre-opening planning to optimize the results of new OXXO stores are important elements in the Proximity Division’s growth plan. The Proximity Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores of the Proximity Division that are unable to maintain benchmark standards are generally closed. Between December 31, 2014 and 2018, the total number of OXXO stores increased by 5,146, which resulted from the opening of 5,398 new stores and the closing of 252 stores.

Competition

The Proximity Division, mainly through OXXO stores, competes in the retail market, which we believe is highly competitive. OXXO stores face competition from small-format stores such as 7-Eleven, Circle K in Mexico, OK Market in Chile, and Tambo Mas in Peru, as well as from other numerous retail chains and from other regional small-format retailers to small informal neighborhood stores across the markets where they operate. OXXO stores compete not only for consumers and new store locations but also for human resources to operate those stores. The Proximity Division has more presence in Mexico than any of its competitors, with operations in every state, while in Colombia it has operations in Bogotá and Bucaramanga, and in Chile and Peru, it has operations in each country’s capital.

Market and Store Characteristics

Market Characteristics

The Proximity Division is placing increased emphasis on market segmentation and store format differentiation to more appropriately serve the needs of customers on a location-by-location basis. The principal segments include residential neighborhoods, commercial office locations and stores near schools, universities and other types of specialized locations.

In Mexico, approximately 60% of OXXO stores’ customers are between the ages of 15 and 35. The Proximity Division also segments the market according to demographic criteria, including income level.

OXXO Store Characteristics

The average size of an OXXO store is approximately 103 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 189 square meters and, when parking areas are included, the average store size is approximately 407 square meters. In 2018, a typical OXXO store carried an average of 3,237 different stock keeping units (SKUs) in 31 main product categories.

Proximity Division—Operating Indicators

	Year Ended December 31,
	2018(4)	2017(4)	2016(4)		2015		2014
		(percentage increase compared to previous year)
Total revenues	11.8%	12.5%	14.4	%(1)	21.2	%(3)	12.4%
OXXO same-store sales(2)	5.2%	6.4%	7.0%		6.9%		2.7%

(1)	Includes revenues of Big John. See “Item 4. Information on the Company—Corporate Background” and note 4 to our audited consolidated financial statements.
(2)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.
(3)

Includes revenues of Farmacias Farmacon from June 2015 and Socofar from October 2015. See “Item 4. Information on the Company—Corporate Background.” The percentage is compared as reported the previous year.

(4)

In 2018, FEMSA Comercio’s “Retail Division” removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Businesses.” The business segment is now named the Proximity Division. See note 26 of our audited consolidated financial statements.

Beer, cigarettes, soft drinks and other beverages and snacks represent the main product categories for OXXO stores. Until March 2019, the Proximity Division had an exclusive distribution agreement with Heineken Mexico, under which OXXO stores in Mexico only carried beer brands produced and distributed by Heineken Mexico. In February 2019, we extended our existing commercial relationship with Heineken Mexico with certain modifications to the terms and entered into a new commercial relationship with Grupo Modelo. In accordance with both agreements, beginning April 2019, the Proximity Division will start selling the beer brands of Grupo Modelo in certain regions of Mexico, gradually covering the entire country by the end of 2022.

Approximately 46% of OXXO stores in Mexico are operated by independent managers responsible for all aspects of store operations. The store managers are commission agents and are not employees of the Proximity Division. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. The Proximity Division continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and reducing personnel turnover in the stores.

Advertising and Promotion

The Proximity Division’s marketing efforts for OXXO stores include both specific product promotions and image advertising campaigns. These strategies are designed to increase store traffic, increase sales and continue to promote the OXXO brand and market position.

The Proximity Division manages its advertising for OXXO stores on three levels depending on the nature and scope of the specific campaign: (1) local or store-specific, (2) regional and (3) national. Store-specific and regional campaigns are closely monitored to ensure consistency with the overall corporate image of OXXO stores and to avoid conflicts with national campaigns. The Proximity Division primarily uses point-of-purchase materials, flyers, handbills and print and radio media for promotional campaigns, although television is used occasionally for the introduction of new products and services. OXXO stores’ image and brand name are presented consistently across all stores, irrespective of location.

Inventory and Purchasing

The Proximity Division has placed considerable emphasis on improving operating performance. As part of these efforts, the Proximity Division continues to invest in extensive information management systems to improve inventory management.

Management believes that the OXXO store chain’s scale of operations provides the Proximity Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. In Mexico, given the fragmented nature of the retail industry in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 60% of the OXXO store chain’s total sales in Mexico consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by the Proximity Division’s Mexican distribution system, which includes 19 regional warehouses located in Monterrey, Guadalajara, Mexicali, Merida, Leon, Obregon, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tampico, Tijuana, Toluca, Veracruz, Villahermosa, Culiacan and two in Mexico City. Our logistics services subsidiary operates a fleet of approximately 1,079 trucks in Mexico that make deliveries from the distribution centers to each store approximately twice per week.

Seasonality

OXXO stores in Mexico experience periods of high demand in December, as a result of the holidays, and in July and August, as a result of increased consumption of beer and soft drinks during these hot summer months. The months of November and February are generally the weakest sales months for OXXO stores. In general, the colder weather during these months reduces store traffic and cold beverage consumption overall.

Health Division

Business Strategy

The Health Division’s vision is focused on two main strategies: first, to gain relevant scale by building a Latin American pharmacy retail platform that operates across several countries and markets, and second, to constantly improve our value proposition and service by being closer to our customers through more stores, a digital strategy and loyalty programs, and by giving them access to a broader assortment, better options and availability of medicines, personal care, beauty and relevant health and wellness products and services. In order to achieve this, the Health Division is working on leveraging two strong capability sets: (i) the Health-industry knowledge, marketing and operational skills acquired through the incorporation of Chile-based Socofar and (ii) the skills that FEMSA Comercio has developed in the operation and growth of other small retail formats, particularly in Mexico. These capabilities include commercial, marketing and production skills as well as site selection, logistics, business processes, human resources, inventory and supplier management.

The drugstore market in Mexico and Colombia are still fragmented, and FEMSA Comercio believes it is well equipped to create value by continuing to grow in these markets and by assuming a value-creating role in its long-term consolidation. Furthermore, the acquisition of Socofar gives FEMSA Comercio the opportunity to pursue a regional strategy across South America from a solid platform anchored in the Chilean market and with compelling growth opportunities in Colombia, Ecuador and beyond.

Store Locations

As of December 31, 2018, the Health Division operates 2,361 points of sale, including 1,176 in Mexico, 911 in Chile and 274 in Colombia.

During 2018, the Health Division expanded its operations by opening 136 additional stores on top of the 2,225 stores operating in 2017. The average investment required to open a new store varies, depending on location and whether the store is opened in an existing store location or requires construction of a new store. The Health Division currently expects to continue implementing its expansion strategy by emphasizing growth in markets where it currently operates and by expanding in underserved and unexploited markets. Most of the drugstore-related real estate is operated under lease agreements.

Competition

The Health Division competes in the overall pharmacy services market, which we believe is highly competitive. Our stores face competition from other drugstore chains, independent pharmacies and supermarkets, online retailers and convenience stores. The biggest chains in Mexico competing with the Health Division based on number of drugstores are Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, while in Chile, the biggest chains are Farmacias Ahumada and Salcobrand. In Colombia, La Rebaja, Unidrogas, Olimpica, Cafam, Colsubsidio and Farmatodo are relevant players.

Market and Store Characteristics

Market Characteristics

The drugstore market in Mexico is highly fragmented among national and regional chains as well as independent drugstores, supermarkets and other informal neighborhood drugstores. There are more than 31,000 drugstores; however, the Health Division only has 4.0% of the total number of pharmacies in Mexico with a presence in 15 of 32 states in the country.

The market in Colombia is similar but slightly less fragmented and in general includes national and regional chains. The national healthcare system in Colombia covers a large amount of the country’s population and works through Health Promoting Entities (Entidades Promotoras de Salud) in the private and public sectors to provide healthcare services to the Colombian population. Growth opportunities in Colombia exist both in the areas of dispensing medicine to such Health Promoting Entities’ clients as well as in the consumer retail market for medicines and health or personal care products.

In Chile, the market is more concentrated among a limited number of participants and our operation is the leading drugstore operator in the country. Our operation is also the largest distributor of pharmaceuticals in the country. The Chilean market, where our operation’s healthcare services are sold to both institutional and personal consumers, represents an attractive growth opportunity.

The Health Division is placing increased emphasis on market segmentation and differentiation of store formats to more appropriately serve the needs of customers on a location-by-location basis, selecting sites with the greatest proximity to the customers. Complementing the physical stores is the digital strategy that is being developed across all countries.

The Health Division’s customers are aged 18 and above. In Mexico, 60% of the Health Division’s customers are between the ages of 18 and 35, 55% of which are female. In Chile, 63% of the customers are between the ages of 25 and 54, 58% of which are female. The Health Division also segments the market according to demographic criteria, including income level and purchase frequency.

Store Characteristics

The Health Division’s stores are operated under the following trade names: Farmacias YZA, Farmacias Moderna and Farmacias Farmacon in Mexico; Farmacias Cruz Verde in Chile and Colombia and beauty stores under the trade name Maicao in Chile. The average size of the Health Division’s stores is 88 square meters in Mexico, 188 square meters in Chile and 85 square meters in Colombia, including selling space and storage area. On average, each store has between 5 and 11 employees depending on the size of and traffic into the store. Patented and generic pharmaceutical drugs, beauty products, medical supplies, wellness and personal care products are the main products sold at the Health Division’s stores.

The Health Division’s stores also offer different value-added services, product delivery services and medical examinations.

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

Inventory and Purchasing

The South American operations of our Health Division seek to align the purchasing and logistics process with consumer needs. A key competitive advantage is our strong logistics chain, which relies on an integrated view of the supply chain. In Chile, we operate three distribution centers, the largest of which is a modern distribution center with advanced technology that services stores and healthcare institution customers throughout the country. In Colombia, we operate one distribution center that distributes products to all our locations throughout the country.

In Mexico, we have made tremendous progress to integrate our acquired companies into a single model of operation and we have built two distribution centers to improve availability of products and efficiency. One distribution center serves a significant portion of the needs of our stores located in the north of Mexico, while the second distribution center provides service to stores located in the south. We still rely on third-party distributors for some products in Mexico.

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

The Fuel Division also aims to strengthen its services in its retail gas stations in Mexico to fulfill consumers’ needs and increase traffic in those service stations while developing and maintaining an attractive value proposition to draw potential customers and face the entry of new competitors in the industry. Furthermore, the Fuel Division’s service stations often have an OXXO store on the premises, strengthening the OXXO brand and complementing the value proposition. Despite market volatility, we remain focused on improving our customer value proposition and enhancing underlying profitability by fine-tuning our business model and revenue management capabilities and adjusting our pricing strategies in an increasingly competitive market.

The Fuel Division’s business strategy includes the analysis and potential development of new businesses in the fuel value chain, such as the final distribution and wholesale of fuel to its own service stations and to third parties.

Service Station Locations

As of December 31, 2018, the Fuel Division operated 539 service stations, concentrated mainly in the northern region of the country but with a presence in 17 states throughout Mexico.

In 2018, the Fuel Division leased 80 additional service stations and built nine new service stations.

Competition

Despite the existence of other groups competing in this sector, the Fuel Division’s main competitors are small retail service station chains owned by regional family businesses, which compete in the aggregate with the Fuel Division in total sales, new station locations and labor. The biggest chains competing with the Fuel Division in terms of number of service stations are Petro-7 (operated by 7-Eleven Mexico), Corpo Gas, Hidrosina and international players operating in Mexico, such as British Petroleum, Mobil, Repsol and Shell.

Market and Store Characteristics

Market Characteristics

The retail service station market in Mexico has approximately 12,000 service stations and is highly fragmented. However, the Fuel Division, with approximately 4.4% of the total number of stations, is the largest participant in this market. The majority of the retail service stations in the country are owned by small regional family businesses.

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

Advertising and Promotion

Through promotional activities, the Fuel Division seeks to provide additional value to customers by offering, along with gasoline, oils and additives, quality products and services at affordable prices. The best tool for communicating these promotions has been coupon promotions in partnership with third parties, including cross-promotional strategies jointly with OXXO stores.

Inventory and Purchasing

The distribution, mainly from gasoline and diesel, for the supply of our operations in the Fuel Division is carried out directly between the supplier and our service stations. Since we do not have storage facilities, the product delivery is made daily according to a supply and logistics plan, which considers the capacity and inventory levels as well as the behavior of the demand of each one of our service stations; ensuring a continuous and sufficient supply to serve the markets where we operate.

Seasonality

The Fuel Division experiences especially high demand during the months of May and August. The lowest demand is in January and December due to the year-end holiday period, because most service stations are not located on highways to holiday destinations.

Heineken Investment

FEMSA owns a non-controlling interest in the Heineken Group, one of the world’s leading brewers. As of December 31, 2018, our 14.76% economic interest in the Heineken Group comprised 35,318,320 shares of Heineken Holding N.V. and 49,697,203 shares of Heineken N.V. For 2018, FEMSA recognized equity income of Ps. 6,478 million regarding its economic interest in the Heineken Group, which was 14.76% during the year; see note 10 to our audited consolidated financial statements.

As described above, the Proximity Division had a distribution agreement with subsidiaries of Heineken Mexico, now part of the Heineken Group, pursuant to which OXXO stores in Mexico only carried beer brands produced and distributed by Heineken Mexico. In February 2019, the Proximity Division agreed to an extension of its existing commercial relationship with Heineken Mexico with certain important changes and agreed to a new commercial relationship with Grupo Modelo. Under the terms of both agreements, beginning April 2019, the Proximity Division will start selling the beer brands of Grupo Modelo in certain regions of Mexico, gradually covering the entire country by the end of 2022. Our logistic services subsidiary also provides certain services to Cuauhtémoc Moctezuma and its subsidiaries. Coca-Cola FEMSA also continues to distribute and sell Heineken beer products in Coca-Cola FEMSA’s Brazilian territories pursuant to Coca-Cola FEMSA’s agreement with Heineken Brazil. See “Item 4. Information on the Company—Coca-Cola FEMSA—Sales Volume and Transactions Overview—South America (Excluding Venezuela)” and “Item 8. Financial Information—Legal Proceedings.”

Other Businesses

Our other businesses (“Other Businesses”) consist of the following smaller operations that support our core operations:

•

Our logistics services subsidiary provides a broad range of logistics and vehicle maintenance services to Coca-Cola FEMSA, FEMSA Comercio and third-party clients in the beverages, consumer products and retail industries. Our logistic services subsidiary operates in Mexico, Brazil, Colombia, Panama, Costa Rica and Nicaragua.

•

Quick-service restaurants and cafes under the Doña Tota and Specialty’s brand name, as well as other small format stores, which include soft discount stores with a focus on perishables and liquor stores.

•

Our refrigeration business manufactures vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 827,121 units at December 31, 2018. In 2018, this business sold 526,957 refrigeration units, 30% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to other clients. Also, this business includes manufacturing operations for food processing, storage and weighing equipment.

Description of Property, Plant and Equipment

As of December 31, 2018, Coca-Cola FEMSA owned all of its manufacturing facilities and more than 78% of its distribution centers, consisting primarily of production and distribution facilities for its soft drink operations and office space. In addition, the Proximity Division owns approximately 13% of OXXO stores, while the remaining stores are located on leased properties and substantially almost all of its distribution centers are under long-term lease arrangements with third parties. The Health Division leases six distribution centers, three of which are in Chile, two in Mexico and one in Colombia, and it also has one manufacturing facility for generic pharmaceuticals in Chile. Most of the Health Division’s stores are under lease arrangements with third parties.

The table below summarizes by country, installed capacity and average annual percentage utilization and utilization during peak month of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2018

Country	Installed Capacity (thousands of unit cases)	Average Annual Utilization(1)(2) (%)	Utilization in Peak Month(1) (%)
Mexico	2,818,533	63	78
Guatemala	101,536	76	86
Nicaragua	98,706	51	63
Costa Rica	86,557	54	61
Panama	72,833	46	53
Colombia	664,429	40	44
Brazil	1,419,984	53	64
Argentina	417,263	40	53
Uruguay	120,310	36	54

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

The table below summarizes by Coca-Cola FEMSA’s principal production facilities in terms of installed capacity, including its location and facility area:

Bottling Facility by Location

As of December 31, 2018

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	Toluca, Estado de Mexico	317
	Leon, Guanajuato	124
	Morelia, Michoacan	50
	Ixtacomitan, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	San Juan del Rio, Queretaro	84

Guatemala	Guatemala City	46

Nicaragua	Managua	54

Costa Rica	Calle Blancos, San Jose	52

Panama	Panama City	29

Colombia	Barranquilla, Atlántico	37
	Bogota, DC	105
	Tocancipa, Cundinamarca	298

Brazil	Jundiai, Sao Paulo	191
	Marilia, Sao Paulo	159
	Curitiba, Paraná	119
	Itabirito, Minas Gerais	320
	Porto Alegre, Río Grande do Sul	196

Argentina	Alcorta, Buenos Aires	73

Uruguay	Montevideo, Montevideo	119

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

Capital Expenditures and Divestitures

Our consolidated capital expenditures, net of disposals, for the years ended December 31, 2018, 2017 and 2016 were Ps. 24,266 million, Ps. 23,486 million and Ps. 22,155 million, respectively, which were primarily funded with cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2018	2017	2016
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps. 11,069	Ps.12,917	Ps.12,391
FEMSA Comercio
Proximity Division	9,441	8,396	7,632
Health Division	1,162	774	474
Fuel Division	520	291	299
Other	2,074	1,108	1,359

Total	Ps.24,266	Ps.23,486	Ps.22,155

Coca-Cola FEMSA

In 2018, 2017 and 2016, Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of its distribution infrastructure; (v) information technology; (vi) installing clarification facilities to process different types of sweeteners; (vii) installing plastic bottle-blowing equipment; (viii) modifying equipment to increase flexibility to produce different presentations, including faster sanitation and changeover times on production lines; and (ix) closing obsolete production facilities. Through these measures, Coca-Cola FEMSA continuously seeks to improve its profit margins and overall profitability.

FEMSA Comercio

Proximity Division

The Proximity Division’s principal investment activity is the construction and opening of new stores, which are mostly OXXO Stores. During 2018, FEMSA Comercio opened 1,422 net new OXXO stores. The Proximity Division invested Ps. 9,441 million in 2018 in the addition of new stores, warehouses and improvements to leased properties, renewal of equipment and information technology related investments.

Health Division

The Health Division’s principal investment activity is the construction and opening of new drugstores in the countries where we operate. During 2018, the Health Division opened 53 net new drugstores in Mexico and 83 net new drugstores in Chile and Colombia. The Health Division invested Ps. 1,162 million in 2018 in the addition of new stores, warehouses and improvements to leased properties and information technology investments.

Fuel Division

In 2018, the Fuel Division’s business addressed its investments on capital expenditure mainly to the addition of 87 new retail service stations. During 2018, the Fuel Division invested Ps. 520 million.

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

Tax Reforms

In 2016, the Brazilian federal production tax rates were reduced and the federal sales tax rates were increased. These rates continued to increase in 2017 and 2018. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Notwithstanding the above, the tax authorities appealed the Supreme Court’s decision and are still waiting for a final resolution is pending. In 2018, the federal production and sales taxes both continued to increase, and resulted in an average of a 16.5% tax over net sales.

In 2016, the Chilean National Congress approved a bill simplifying the new income tax system enacted under the Tax Reform Law published in 2014 (Law No. 20.780). In addition, in 2016 Chilean tax authorities issued a public ruling containing extensive guidance on the new dual income tax regimes that has applied as of 2017. The new ruling revokes previous rulings issued in 2015 and reflects changes introduced in a February 2016 law designed to simplify and clarify the 2014 tax reform law, including the provisions relating to the dual income tax regimes. Some types of taxpayers are restricted to one of the two tax regimes, but taxpayers eligible for either regime must opt into their preferred regime before December 31, 2016. Starting in 2017, Chilean taxpayers subject to the first category income tax (“FCIT”) are subject to one of the following two tax regimes: (i) the fully integrated regime, under which shareholders are taxed on their share of the profits that are accrued annually by the Chilean entity; the combined income tax rate under the regime is 35% and (ii) the partially integrated regime, under which shareholders are taxed when profits are distributed. The combined income tax rate under the regime generally is 44.45% (27% plus a 35%WHT); however, foreign shareholders (Non-Chilean shareholders) that are residents in a country that has concluded a tax treaty with Chile (i.e. Mexico) are entitled to a full tax credit, and thus may benefit from a combined rate of 35%. All entities directly or indirectly held by FEMSA are deemed under the partially integrated regime.

In addition, the excise tax rate on concentrate in Brazil was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018. This excise tax rate was temporarily increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019 and will be reduced to 8.0% on July 1, 2019 and further reduced to 4.0% on January 1, 2020. The tax credit that we may recognize in our Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone will be affected accordingly.

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

On December 31, 2018, a decree of tax incentives for the northern border region of Mexico was published in the Official Gazette of the Federation (Diario Oficial de la Federación), which provides a reduction income tax and value added tax (“VAT”) rates for tax payers that produce income for business activities carried out within that region. These tax incentives have been applicable since January 1, 2019 and will remain in force until December 31, 2020. Coca-Cola FEMSA does not benefit from these incentives based on the current territories where it operates. However, the Proximity Division does qualify for such tax incentives, which will reduce its VAT rates from 16% to 8%.

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (universal offset or compensación universal). As of such date, tax credits will only be offset against taxes of the same nature, and it will not be possible to offset tax credits against taxes withheld to third parties. Additionally, by executive decree, certain tax benefits related to the value-added tax and income tax were provided to businesses located in the northern border of Mexico. Based on the territories where we operate within Mexico, we currently do not expect to take advantage from any of these tax benefits.

On January 1, 2019, a new tax reform became effective in Colombia. This reform will reduce the current income tax rate of 33.0% for 2019 to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) will also be reduced from 3.5% for 2018 to 1.5% for 2019 and 2020, and to 0.0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1, and was modified to apply only to transactions among related parties. Commencing on January 1, 2019, value-added tax, which was applied only to the first sale in the supply chain prior to December 31, 2018, began to be applied and transferred throughout the entire supply chain, which in our case results in charging value-added tax on the sales price of our finished goods (applicable to our Colombian subsidiary located in the free trade zone). For companies located in free trade zones, the value-added tax will be charged on the cost of imported raw materials of national and foreign origin which we will be able to credit against the value-added tax on the sales price of our products. The municipality sales tax will be 50.0% deductible against payable income tax in 2019 and 100.0% deductible in 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax.

On July 1, 2019, a tax reform will become effective in Costa Rica. This reform will allow tax credits on sales taxes to be recorded not only on goods related to production and on administrative services, but on a greater number of goods and services. The value-added tax rate of 13.0% on services provided within Costa Rica will apply for both domestic and foreign service providers. Capital gains taxes are now imposed at a rate of 15.0% on sales of assets located in Costa Rica. New income tax withholding rates were imposed on salaries and other employee benefits at the rates of 25.0% and 20.0%, depending on the salary bracket. Finally, a new thin capitalization rule will provide that interest expenses paid to entities other than members of the Costa Rican financial system that exceed 20.0% of a company’s EBITDA will not be deductible for income tax purposes.

Taxation of Beverages

All the countries where Coca-Cola FEMSA operates, except for Panama, impose a value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.9% in Costa Rica, 19.0% in Colombia (applied only to the first sale in the supply chain and as of December 31, 2018 the value-added tax will be applied and transferred throughout the entire supply chain), 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Parana and 18.0% in the states of Sao Paulo, Minas Gerais and Rio de Janeiro and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of its retailers in Brazil, based on average retail prices for each state where it operates, defined primarily through a survey conducted by the government of each state, which in 2018 represented an average taxation of approximately 17.4% over net sales. In addition, several of the countries where Coca-Cola FEMSA operates impose the following excise or other taxes:

•

Mexico imposes an excise tax of Ps. 1.17 per liter on the production, sale and import of beverages with added sugar and HFCS as of January 1, 2018. This excise tax is applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting it. The excise tax is subject to an increase when accumulated inflation in Mexico reaches 10.0% since the most recent date of adjustment. The increased tax is imposed starting on the fiscal year following such increase (the last increase being in November 2017).

•	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps.0.46 as of December 31, 2018) per liter of sparkling beverage.

•

Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 19.09 colones (Ps.0.61 as of December 31, 2018) per 250 ml, and an excise tax currently assessed at 6.628 colones (approximately Ps.0.21 as of December 31, 2018) per 250 ml.

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

•

Brazil assesses an average production tax of approximately 4.2% and an average sales tax of approximately 12.3% over net sales. Except for sales to wholesalers, these production and sales taxes apply only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting these taxes from each of its retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of Coca-Cola FEMSA’s products to retailers.

•	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

•

Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on fruit juices and beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 8.0% on sparkling water and still water.

Antitrust Legislation

The Federal Antitrust Law (Ley Federal de Competencia Económica) regulates monopolistic practices in Mexico and requires approval of certain mergers and acquisitions. The Federal Antitrust Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. The Federal Antitrust Commission (Comisión Federal de Competencia Económica or “COFECE”) is the Mexican antitrust authority, which has constitutional autonomy. COFECE has the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition, set higher fines for violations of the Federal Antitrust Law, implement important changes to rules governing mergers and anti-competitive behavior and limit the availability of legal defenses against the application of the law.

We are subject to antitrust legislation in the countries where we operate, primarily in relation to mergers and acquisitions that we are involved in. The transactions in which we participate may be subject to the requirement to obtain certain authorizations from the relevant authorities.

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where Coca-Cola FEMSA operates. Coca-Cola FEMSA operates, except for those voluntary price restraints in Argentina, where authorities directly supervise certain of Coca-Cola FEMSA’s products sold through supermarkets as a measure to control inflation. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories where it has operations, except for voluntary price restraints in Argentina, where authorities directly supervise certain of Coca-Cola FEMSA’s products sold through supermarkets as a measure to control inflation.

Environmental Matters

We have internal environmental policies and procedures that intend to identify, address and minimize environmental risks, as well as to implement appropriate strategies for the use of clean and renewable energy, efficient use of water and waste management throughout the value chain of all of our operations. We have programs that seek to reduce energy consumption and diversify our portfolio of clean and renewable energy sources in order to reduce greenhouse gas emissions and contribute to the fight against climate change. In addition, we establish short-, medium-, and long-term goals and indicators for the use, management and confinement of energy, air emissions, water discharges, solid waste and disposal of hazardous materials.

During 2018, 50.0% of Coca-Cola FEMSA’s total energy requirements were obtained from clean energy sources. Additionally, as part of its waste management strategies, in 2018, 21.0% of its PET resin packaging was comprised of recycled materials and Coca-Cola FEMSA recycled 95% of the total waste generated.

In 2018, 33.5 % of FEMSA Comercio’s total energy requirements in Mexico were obtained from renewable energy sources.

In all of the countries where we operate, we are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Federal General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the

Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or “SEMARNAT”). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to hazardous wastes and set forth standards for waste water discharge that apply to Coca-Cola FEMSA’s operations. Coca-Cola FEMSA has implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for our operations in Mexico City. See “—The Company—Product Sales and Distribution.”

In 2015, the General Law of Climate Change (Ley General de Cambio Climático), its regulation and certain decrees related to such law became effective, imposing upon different industries (including the food and beverage industry) the obligation to report direct or indirect gas emissions exceeding 25,000 tons of carbon dioxide. Currently, we are not required to report these emissions, since they do not exceed this threshold. We cannot assure you that we will not be required to comply with this reporting requirement in the future.

In Coca-Cola FEMSA’s Mexican operations, Coca-Cola FEMSA established a partnership with TCCC and Alpla, its supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (“IMER”), a PET recycling facility located in Toluca, Mexico. In 2018, this facility recycled 11,422 tons of PET resin. Coca-Cola FEMSA has also continued contributing funds to a nationwide collector of containers and packaging materials. In 2018, ECOCE collected 58.0% of the total PET resin waste in Mexico.

In addition, all of Coca-Cola FEMSA’s plants located in Mexico have received a Certificate of Clean Industry (Certificado de Industria Limpia).

Coca-Cola FEMSA’s Central American operations are subject to several federal and state laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. Coca-Cola FEMSA’s Costa Rican operations have participated in a joint effort along with the local division of TCCC, Misión Planeta, for the collection and recycling of non-returnable plastic bottles. In Guatemala, Coca-Cola FEMSA joined the Foundation for Water (Fundación para el Agua), through which it will have direct participation in several projects related to the sustainable use of water.

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and toxic and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, in 2012, Colombia promulgated Decree No. 303, which requires Coca-Cola FEMSA to apply for an authorization to discharge its water into public waterways. Coca-Cola FEMSA is engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. Coca-Cola FEMSA has also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for its plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in its production processes, which is evidence of Coca-Cola FEMSA’s strict level of compliance with relevant Colombian regulations. Coca-Cola FEMSA’s six plants joined a small group of companies that have obtained these certifications. Coca-Cola FEMSA plant located in Tocancipá, which commenced operations in 2015, obtained the Leadership in Energy and Environmental Design (LEED 2009) certification in 2017, as well as the ISO 9001/2015, ISO 4000, ISO 8000 and ISO 22000 certifications.

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

Coca-Cola FEMSA’s production plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. This production plant has been certified for GAO-Q and GAO-E. In 2017, the Itabirito plant was certified for

ISO 9001 and the Leadership in Energy and Environmental Design, which is a globally recognized certification of sustainability achievement. In addition, the plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba, and Bauru have been certified for (i) ISO 9001; (ii) ISO 14001 and; (iii) norm OHSAS 18001. The Jundiai, Campo Grande, Bauru, Marilia, Curitiba, Maringa, Porto Alegre, Antonio Carlos and Mogi das Cruzes plants are certified in standard FSSC 22000.

In 2008, a municipal regulation of the City of Sao Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring Coca-Cola FEMSA to collect for recycling a specified annual percentage of plastic bottles made from PET resin sold in the City of Sao Paulo. Beginning in 2011, Coca-Cola FEMSA was required to collect 90.0% of PET bottles sold. Currently, Coca-Cola FEMSA is not able to collect the entire required volume of PET resin bottles it sells in the City of Sao Paulo. Since Coca-Cola FEMSA does not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, Coca-Cola FEMSA could be fined and be subject to other sanctions such as the suspension of operations in any of its plants and/or distribution centers located in the City of Sao Paulo. In 2008, when this law came into effect, Coca-Cola FEMSA and other bottlers in the City of Sao Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas or “ABIR”), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In 2009, in response to a request by a municipal authority to provide evidence of the destination of the PET resin bottles sold in Sao Paulo, Coca-Cola FEMSA filed a motion presenting all of its recycling programs and requesting a more practical timeline to comply with the requirements imposed. In 2010, the municipal authority of Sao Paulo levied a fine on Coca-Cola FEMSA’s Brazilian operating subsidiary of 250,000 Brazilian reais (approximately Ps. 1.3 million as of December 31, 2018) on the grounds that the report submitted by Coca-Cola FEMSA’s Brazilian operating subsidiary did not comply with the 75.0% proper disposal requirement for the period from 2008 to 2010. Coca-Cola FEMSA filed an appeal against this fine, which was denied by the municipal authority in 2013. This resolution by the municipal authority is final and not subject to appeal. However, in 2012, the State Appellate Court of Sao Paulo rendered a decision on an interlocutory appeal filed on behalf of ABIR staying the requirement to pay the fines and other sanctions imposed on ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, pending the final resolution of the appeal. Coca-Cola FEMSA is still awaiting the final resolution of the appeal filed on behalf of ABIR. In 2016, the municipal authority filed a tax enforcement claim against Coca-Cola FEMSA’s Brazilian subsidiary in order to try to collect the fine imposed in October 2010. In 2017, Coca-Cola FEMSA filed a motion for a stay of execution against the collection of the fine based on the decision rendered by the State Appellate Court of Sao Paulo in 2012. We cannot assure you that these measures will have the desired effect or that it will prevail in any judicial challenge that Coca-Cola FEMSA’s Brazilian subsidiary may pursue.

In 2010, Law No. 12.305/2010 established the Brazilian National Solid Waste Policy. This policy is based on the principle of shared responsibility between the government, companies and the public, and provides for the post-consumption return of products to companies and requires public authorities to implement waste management programs. This law is regulated by Federal Decree No. 7.404/2010, and was published in 2010. In response to the Brazilian National Solid Waste Policy, in 2012, a proposal of agreement was provided to the Ministry of the Environment by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for TCCC, Coca-Cola FEMSA’s Brazilian subsidiary and other bottlers. This agreement proposed the creation of a “coalition” to implement systems for reverse logistics packaging non-dangerous waste that make up the dry fraction of municipal solid waste or equivalent. The goal of the proposal is to create methodologies for sustainable development, and improve the management of solid waste by increasing recycling rates and decreasing incorrect disposal in order to protect the environment, society and the economy. The Ministry of Environment approved and signed this agreement in 2015. In 2016, the public prosecutor’s office of the state of Sao Paulo filed several class actions against the parties that signed this agreement, challenging the validity of certain terms of the agreement and the effectiveness of the mandatory measures to be taken by the companies of the packaging sector, as provided in the agreement. Due to the large number of class actions involving the same parties, same cause of action and same pleas, a motion for resolution of repetitive claims was filed with the purpose of suspending all the class actions until the motion is resolved, and the competent court is appointed. ABIR and other associations are leading the defense.

Coca-Cola FEMSA’s Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste water discharge management, which is regulated by federal Law 24.051 and Law 9111/78, and waste water discharge.

Such regulations are enforced by the Ministry of Natural Resources and Sustainable Development (Secretaría de Ambiente y Desarrollo Sustentable) and the Provincial Organization for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) for the province of Buenos Aires. Coca-Cola FEMSA’s Alcorta plant is in compliance with environmental standards, and Coca-Cola FEMSA has been, and continues to be, certified for ISO 14001:2004 for the plants and operative units in Buenos Aires.

In Uruguay, Coca-Cola FEMSA owns a water treatment plant to reuse water in certain processes. Coca-Cola FEMSA has established a program for recycling solid wastes and is currently certified for ISO 14001:2015 for its plant in Montevideo and for its distribution center in Paysandú.

For all of Coca-Cola FEMSA’s plant operations, Coca-Cola FEMSA employs the environmental management system Environmental Administration System (Sistema de Administración Ambiental) that is contained within the Integral Quality System (Sistema Integral de Calidad).

Water Supply

As a beverage bottler, efficient water management is essential to Coca-Cola FEMSA’s business and its communities. As a result, Coca-Cola FEMSA is committed to improving its overall water use ratio to 1.5 liters of water per liter of beverage produced by 2020. In 2018, Coca-Cola FEMSA used 1.59 liters of water per liter of beverage produced. Coca-Cola FEMSA’s goal is to reduce its water consumption and to return to the environment and its communities the same amount of water used to produce its beverages by 2020. Additionally, all Coca-Cola FEMSA’s bottling plants have their own or have contracted services for waste water treatment to ensure the quality of the waste water discharge.

In Mexico, Coca-Cola FEMSA obtains water directly from wells pursuant to concessions obtained from the Mexican government on a plant-by-plant basis. Water use in Mexico is regulated primarily by the 1992 Water Law (Ley de Aguas Nacionales de 1992), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five- to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request that concession terms be extended before the expiration of the same. The Mexican government may reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years, unless the concessionaire proves that the volume of water not used is because the concessionaire is saving water by an efficient use of it. Coca-Cola FEMSA’s concessions may be terminated if, among other things, Coca-Cola FEMSA uses more water than permitted or it fails to pay required concession-related fees and does not cure such situations in a timely manner. Although Coca-Cola FEMSA has not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, Coca-Cola FEMSA believes that its existing concessions satisfy its current water requirements in Mexico.

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

In Brazil, Coca-Cola FEMSA obtains water and mineral water from wells pursuant to concessions granted by the Brazilian government for each plant. According to the Brazilian Constitution and the National Water Resources Policy, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users have the responsibility for any damage to the environment. The exploitation and use of water is regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/45 (Código de Águas Minerais), the National Water Resources Policy (Decree No. 24.643/1934 and Law No. 9433/97) and by regulations issued thereunder. The companies that exploit water are supervised by the National Mining Agency (Agencia Nacional de Mineração or “ANM”) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. In the Jundiai, Marilia, Curitiba, Maringa, Porto Alegre, Antonio Carlos and Itabirito plants, Coca-Cola FEMSA does not exploit spring water. Coca-Cola FEMSA only exploits spring water where it has all the necessary permits.

In Colombia, in addition to natural spring water for Manantial, Coca-Cola FEMSA obtains water directly from wells and from utility companies. Coca-Cola FEMSA is required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Law No. 9 of 1979 and Decrees No. 2811 of 1974 and No. 3930 of 2010. In addition, Decree No. 303 requires Coca-Cola FEMSA to apply for water concessions and for authorization to discharge its water into public waterways. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their businesses. Furthermore, in Colombia, Law No. 142 of 1994 provides that public sewer services are charged based on volume (usage). The Water and Sewerage Company of the City of Bogota has interpreted this rule to be the volume of water captured, and not the volume of water discharged by users. Based on Coca-Cola FEMSA’s production process, Coca-Cola FEMSA’s Colombian subsidiary discharges into the public sewer system significantly less water than the water it captures. As a result, since October 2010, Coca-Cola FEMSA’s Colombian subsidiary has filed monthly claims with the Water and Sewerage Company of the City of Bogota challenging these charges. In 2015, the highest court in Colombia issued a final ruling stating that the Water and Sewerage Company of the City of Bogota is not required to measure the volume of water discharged by users in calculating public sewer services charges. Based on this ruling, the Water and Sewerage Company of the City of Bogota commenced an administrative proceeding against our Colombian subsidiary requesting payment of approximately Ps. 309 million for the sewer services it claims Coca-Cola FEMSA’s subsidiary has not properly paid since 2005. In connection with such proceeding, in 2016, this authority issued an order freezing certain of our bank accounts (see note 8.2 to Coca-Cola FEMSA’s consolidated financial statements). In June 2017, Coca-Cola FEMSA’s Colombian subsidiary held conciliatory hearings with the Water and Sewerage Company of the City of Bogota and reached an agreement to settle this matter by payment of approximately Ps. 216 million for the sewer services charged from 2005 to 2017, which was submitted before the administrative court seeking its judicial endorsement. In 2018 the settlement agreement was approved. Since then, Coca-Cola FEMSA complied with all of its obligations and commitments under the settlement agreement. As a result, the proceeding with the Water and Sewerage Company of Bogotá was terminated.

In Argentina, a state water company provides water to Coca-Cola FEMSA’s Alcorta plant on a limited basis; however, Coca-Cola FEMSA believes the authorized amount meets its requirements for this plant. In Coca-Cola FEMSA’s Monte Grande plant in Argentina, it pumps water from wells, in accordance with Law No. 25.688.

In Uruguay, Coca-Cola FEMSA acquires water from the local water system, which is managed by the Organism of Sanitary Works (Obras Sanitarias del Estado). Additionally, Coca-Cola FEMSA is required by the Uruguayan federal government to discharge all of its water excess to the sanitation system for recollection.

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

Energy Regulations

In 2013, the Mexican government approved a decree containing amendments and additions to the Mexican Constitution in matters of energy (the “Mexican Energy Reform”). The Mexican Energy Reform opened the

Mexican energy market to the participation of private parties including companies with foreign investment, allowing for FEMSA Comercio to participate directly in the retail of fuel products. Secondary legislation and regulation of the approved Mexican Energy Reform was implemented during 2016 and 2017. Prior 2017, fuel retail prices were established by the Mexican executive power by decree by end of 2017 retail prices were fully deregulated and freely determined by market conditions. As part of the secondary legislation in connection with the Mexican Energy Reform, the Security, Energy and Environment Agency (the Agencia de Seguridad, Energia y Ambiente, or “ASEA”) was created as a decentralized administrative body of SEMARNAT. ASEA is responsible for regulating and supervising industrial and operational safety and environmental protection in the installations and activities of the hydrocarbons sector, which includes all our Fuel Division operations. Additionally, the CRE is the regulatory body responsible for the authorization of sale of fuel to the public at gas stations. The Fuel Division is in compliance with ASEA and CRE regulations and administrative provisions.

Other Regulations

In 2014, the Brazilian government enacted Law No. 12,997 (Law of Motorcycle Drivers), which requires employers to pay a risk premium of 30% of the base salary to all employees that are required to drive a motorcycle to perform their job duties. This premium became enforceable in October 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. Coca-Cola FEMSA believes that these rules and regulations (Decree No. 1.565/2014) were unduly issued because such Ministry did not comply with all the requirements of applicable law (Decree No. 1.127/2003). In 2014, Coca-Cola FEMSA’s Brazilian subsidiary, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed a claim before the Federal Court to stay the effects of such decree. ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, were issued a preliminary injunction staying the effects of the decree and exempting Coca-Cola FEMSA from paying the premium. The Ministry of Labor and Employment filed an interlocutory appeal against the preliminary injunction in order to restore the effects of Decree No. 1.565/2014. This interlocutory appeal was denied. In 2016, a decision was rendered by the Federal Court declaring Decree No. 1.565/2014 to be null and void and requesting the Ministry of Labor and Employment to revise and reissue its regulations under Law No. 12,997. The Ministry of Labor and Employment, with the participation of all interested parties, is in the process of revising Decree No. 1.565/2014. Such revision has not concluded, therefore we cannot assure you that any changes made to Decree No. 1.565/2014 will not have an adverse effect on Coca-Cola FEMSA’s business.

In 2017, the Brazilian government issued Law No. 13,467 (Labor Reform Law), which resulted in significant changes to labor regulations. This law extends the workday from 8 hours to 12 hours, provided that there is a 36-hour break afterwards. With regard to negotiations with any labor union, Law No. 13,467 provides that certain rights, such as constitutional rights and women’s rights, cannot be part of the negotiations, as the Constitution and existing law prevails over any collective bargaining agreement. In addition, Law No. 13,467 allows companies to outsource any activity, including the company’s principal activity and activities that a company’s own employees are carrying out. Furthermore, the law provides that a claimant seeking to enforce his or her rights under this law will have to pay all costs and expenses related to the lawsuit and limits any compensation for moral damages to certain thresholds. Coca-Cola FEMSA is currently in compliance with these labor regulations.

In 2017, the Panamanian government enacted Law No. 75 which regulates the sale of food and beverages in public and private schools (from elementary school through high school). Under Law No. 75, the sale of all sparkling beverages and certain still beverages that contain high amounts of sugar or calories in schools are prohibited. As of the date of this annual report, no list has been published. However, the Ministry of Education issued a decree with certain products that they recommend should be sold in schools; the products mentioned do not include sparkling beverages, teas and still beverages that contain high amounts of sugar. We cannot assure you that these restrictions and any further restrictions will not have an adverse impact on Coca-Cola FEMSA’s results of operations.

In 2017, the Argentine government enacted Law No. 27,401 (Corporate Criminal Liability Law), which introduced the criminal liability regime for corporate entities who engage in corruption and bribery with governmental agencies. The main purpose of this law is to make corporate entities liable for corruption and bribery carried out directly or indirectly by such corporate entity, either with its participation, on its behalf or to its benefit. Although we believe we are in compliance with this law, if we were to be found liable for any of these practices, this law may have an adverse effect on our business.

In 2018, the Uruguayan government enacted Decree No. 272/018, which imposes an obligation to label certain food and beverages products that contain sodium, sugar, fats or saturated fats with health warnings. Although this decree is already enacted, Coca-Cola FEMSA will not be required to label our products until February 2020.

In all of the countries where the Proximity Division, Health Division and Fuel Division operate, we are subject to local laws, regulations and administrative practices concerning retail operations, including operation permits, zoning requirements, and product and establishment registration, as well as other laws and regulations applicable to the retail industry.

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

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results and financial position during the periods discussed in this section:

•

Coca-Cola FEMSA has continued to grow at a moderate pace. However, in the short-term Coca-Cola FEMSA faces some pressures from macroeconomic uncertainty in Mexico, Brazil and other South American markets, including currency volatility and the implementation of new excise taxes in some of the countries where Coca-Cola FEMSA operates.

•

The Proximity Division has maintained high rates of store openings across formats and continues to grow at solid rates in terms of total revenues. At the same time, it continued to increase its international presence by growing its store count in Colombia and Chile and by expanding into Peru. The Proximity Division has lower operating margins than our beverage business, and given its fixed cost structure, it is more sensitive to changes in sales which could negatively affect operating margins.

•

The Health Division has continued its moderate rate of revenue growth, highlighting the strong growth trends delivered by Socofar’s operations in Chile and Colombia, both of which partially benefited from a positive foreign exchange translation effect. Meanwhile, in Mexico, we have continued our expansion into new geographic regions, while the benefits of having an integrated business platform are beginning to materialize. Recently, the Health Division also announced its expansion into Ecuador by reaching an agreement to acquire GPF, which is expected to close during the first half of 2019. Additionally, currency volatility between the Chilean and Colombian peso, compared with the Mexican peso, could further affect the Health Division’s results.

•

The Fuel Division has continued its steady expansion across certain regions in Mexico. The implementation of the Mexican Energy Reform enacted by the previous administration resulted in certain business opportunities for the Fuel Division by representing a retail market where the Fuel Division has more flexibility to operate. Macroeconomic uncertainties that affect gasoline prices and the growth of competitors’ gas stations can also put pressure on the Fuel Division’s operating margins, which are structurally lower than those of FEMSA Comercio’s other divisions.

•

Our consolidated results are also significantly affected by the performance of the Heineken Group, as a result of our 14.76% economic interest. Our consolidated net income for 2018 included Ps. 6,478 million related to our non-controlling interest in the Heineken Group, as compared to Ps. 7,847 million for 2017.

•

Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Recent Developments

Coca-Coca FEMSA Stock Split

On April 11, 2019, Coca-Coca FEMSA completed an eight-for-one stock split. As a result of the KOF Stock Split, (a) for each Series A share, holders of Series A shares received eight new Series A shares, (b) for each Series D share, holders of Series D shares received eight new Series D shares and (c) for each Series L share, holders of Series L shares received one unit (each consisting of 3 Series B shares (with full voting rights) and 5 Series L shares (with limited voting rights)). Effective on April 11, 2019, Coca-Coca FEMSA’s units were listed for trading on the Mexican Stock Exchange and ADSs, each representing 10 units, were listed for trading on the NYSE.

Following the KOF Stock Split, (1) FEMSA indirectly owns Coca-Cola FEMSA’s Series A shares equal to 47.2% of Coca-Cola FEMSA’s capital stock (or 56.0% of Coca-Cola FEMSA’s capital stock with full voting rights), and (2) TCCC indirectly owns Series D shares equal to 27.8% of Coca-Cola FEMSA’s capital stock (or 32.9% of Coca-Cola FEMSA’s capital stock with full voting rights). Series L shares with limited voting rights constitute 15.6% of Coca-Cola FEMSA’s capital stock, and Series B shares constitute the remaining 9.4% of Coca-Cola FEMSA’s capital stock (or 11.1% of Coca-Cola FEMSA’s capital stock with full voting rights). The percentage of ownership held by FEMSA’s shareholders did not change and the percentage of ordinary shares with full voting rights has been adjusted proportionally due to the issuance of the Series B shares. See “Item 4—Information on the Company—Coca-Cola FEMSA—Capital Stock.”

Heineken-OXXO Agreement

In February 2019, the Proximity Division extended its existing commercial relationship with the Heineken Group for its OXXO stores in Mexico with certain modifications to the terms and entered into a new commercial relationship with Grupo Modelo. In accordance with both agreements, beginning April 2019, the Proximity Division will start selling the beer brands of Grupo Modelo in certain regions of Mexico, gradually covering the entire country by the end of 2022. See “Item 4—Information on the Company—Heineken Investment.”

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil and the other countries where we operate. For the years ended December 31, 2018, 2017 and 2016, 68%, 63% and 64% respectively, of our total sales were attributable to Mexico. Other than Venezuela and Chile, the participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.

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

Beginning in the fourth quarter of 2017 and through 2018, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 17.97 per US$ 1.00, to a high of Ps. 20.67 per US$ 1.00. At December 31, 2018, the exchange rate (noon buying rate) was Ps. 19.6350 per US$ 1.00. On April 19, 2019, this exchange rate was Ps. 18.7705 per US$ 1.00. A depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar-denominated cash position.

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

Impairment of indefinite lived intangible assets, goodwill and depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to impairment tests annually or whenever indicators of impairment are present. An impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales agreements in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, we calculate an estimation of the value in use of the CGUs to which such assets have been allocated. Impairment losses are recognized in current earnings for the excess of the carrying amount of the asset or CGU as its value in use in the period the related impairment is determined.

We assess at each reporting date whether there is an indication that a long-lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are expected to be generated from the use of the asset or CGU discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The key assumptions used to determine the recoverable amount for our CGUs, including a sensitivity analysis, are further explained in notes 3.19 and 12 to our audited consolidated financial statements.

Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles which are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives, are depreciated/amortized over their estimated useful lives. We base our estimates on the experience of our technical personnel as well as based on our experience in the industry for similar assets; see notes 3.15, 3.17, 11 and 12 to our audited consolidated financial statements.

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

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value, except that:

•

Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, “Income Taxes” and IAS 19, “Employee Benefits,” respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree or to our share-based payment arrangements entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, “Share-based Payment” at the acquisition date, see note 3.27 to our audited consolidated financial statements;

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

Equity accounted investees

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

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When we are a party to an arrangement, we shall assess whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. We need to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, we consider the following facts and circumstances, such as:

•

Whether all the parties, or a group of the parties, control the arrangement, considering the definition of joint control, as described in note 3.14 to our audited consolidated financial statements; and

•	Whether decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties.

•

As mentioned in note 4 to our audited consolidated financial statements, until January 2017, Coca-Cola FEMSA accounted for its 51% investment in CCFPI as a joint venture. This was based on the following: (i) Coca-Cola FEMSA and TCCC make all operating decisions jointly during the initial four-year period and (ii) potential voting rights to acquire the remaining 49% of CCFPI were not likely to be exercised in the foreseeable future due to the fact the call option remains “out of the money” as of December 31, 2017. In January 2017, the arrangement between Coca-Cola FEMSA and TCCC for joint control of CCFPI expired and in February 2017, Coca-Cola FEMSA began consolidating the operations of CCFPI. On August 16, 2018, Coca-Cola FEMSA announced the exercise of the put option to sell its 51% stake in KOF Philippines back to TCCC. The sale was finalized on December 13, 2018 for the purchase price amount of approximately Ps. 14,039 million (US$ 715 million). As a result, the operations for KOF Philippines for the years ended December 31, 2018 and 2017 were reclassified as discontinued operations in our audited consolidated income statements.

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

As a result of the deconsolidation, Coca-Cola FEMSA recorded a loss in other expenses of Ps. 28,177 million as of December 31, 2017. This amount includes the reclassification of Ps. 26,123 million, which were previously recorded in accumulated foreign currency translation losses in equity, to the income statement and impairment charges of Ps. 2,053 million. The impairment charges include the following: Ps. 745 million of distribution rights, Ps. 1,098 million of property, plants and equipment and Ps. 210 million of remeasurement at fair value of the operations in Venezuela. Prior to deconsolidation, during 2017, Coca-Cola FEMSA’s operations in Venezuela contributed Ps. 4,005 million to net sales and losses of Ps. 2,223 million to net income.

Beginning on January 1, 2018, Coca-Cola FEMSA recognized the operations of KOF Venezuela as an investment under the fair value method, measured using Level 3 inputs (see note 20 of audited consolidated financial statements), pursuant to IFRS 9, Financial Instruments. While Coca-Cola FEMSA will continue to report the results of operations of KOF Venezuela as a consolidated reporting segment for the periods ended December 31, 2017, 2016 and 2015, as a result of this change, Coca-Cola FEMSA no longer includes the results of operations of KOF Venezuela in its consolidated financial statements beginning on January 1, 2018.

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

The transition considerations required to be taken into account by us is the modified retrospective approach that we will use to adopt the new IFRS 16 involve recognizing the cumulative effect of the adoption of the new standard as from January 1, 2019. For this reason, the financial information will not be restated for the period by the exercises to be presented (fiscal years completed as of December 31, 2017 and 2018). Likewise, as of the transition date of IFRS 16 (January 1, 2019), we may elect to apply the new definition of “leasing” to all contracts or to apply the practical file of “Grandfather” and continue to consider as contracts for leasing those that qualified as such under the previous accounting rules “IAS 17 – Leases” and “IFRIC 4 – Determination of whether a contract contains a lease.” In addition, our company elects to not recognize assets and liabilities for short-term leases (i.e., leases of 12 months or less) and leases of low-value assets (i.e., based on the value of the asset when it is new, regardless of the age of the asset being leased). We have decided to apply the standard to the remaining terms for lease asset and liability balance at the adoption date.

We have performed a qualitative and quantitative assessment of the impacts that the adoption of IFRS 16 will have on our consolidated financial statements. The evaluation includes, among others, the following activities:

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

Based on our analysis, the adoption of IFRS 16 by the Proximity Division, Health Division and Fuel Division is impacted the most and is likely to generate a significant effect on our consolidated financial statements due to the number of leases as of the date of adoption and the significant length of time period at which the lease contracts are settled.

As of the adoption date of IFRS 16, we estimate to recognize a right-of-use asset in the range of 8.5% and 9.5% of total assets as of December 31, 2018 and the same corresponding amount as lease liability for all lease arrangements in our audited consolidated financial statement. The adoption effect will be reported when we issue our first financial statements after the adoption date.

As of December 31, 2018, the consolidated and business accounting policies regarding lease recognition under IFRS 16 have been modified and submitted for approval to the Board of Directors and has been fully implemented as of January 1, 2019. IFRS 16 establishes a new basis of accounting for leases. We have analyzed and evaluated the effects of these changes to our internal control, ensuring that the internal control environment is appropriate for financial reporting purposes once the standard have been adopted. Also, the presentation requirements represent a significant change from current practice and a significant increase of disclosures required in the consolidated financial statements and its notes. In 2018, we developed and tested appropriate systems, internal controls, policies and procedures necessary to collect and disclose the information required.

As of December 31, 2018, the consolidated accounting policies regarding lease recognition have been modified and approved by our Board of Directors, with the objective that these are fully effective as of January 1, 2019, which will establish the new basis of accounting for leases under IFRS 16. Similarly, we have analyzed and evaluated effects to internal control derived from IFRS 16 adoption, with the objective of ensuring that our internal control environment is appropriate for financial reporting purposes once the standard is adopted.

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

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019. As of the issuance date of this report, we do not expect a material effect due to the adoption of this amendment on our consolidated financial statements.

Amendments to IFRS 9 Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest on the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

The amendments should be applied retrospectively and are effective for periods beginning on January 1, 2019, with earlier application permitted. These amendments have no impact on our consolidated financial statements.

Amendments to IAS 19 Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

(i)

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

(ii)

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income. The amendments apply to plan amendments, curtailments, or settlements occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted. These amendments will apply only to any future plan’s amendments, curtailments, or settlements.

Amendments to IAS 28 Long-term interests in equity accounted investees

The amendments clarify that an entity applies IFRS 9 to long-term interests in an equity accounted investee to which the equity method is not applied but that, in substance, form part of the net investment in the equity accounted investee (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the in equity accounted investee, or any impairment losses on the net investment, recognized as adjustments to the net investment in equity accounted investee. The amendments should be applied retrospectively and are effective from period beginning on January 1, 2019, with early application permitted. We do not expect the amendments to have a significant impact on its consolidated financial statements.

Annual Improvements 2015-2017 Cycle (issued in December 2017)

These improvements include:

IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted. These amendments will apply on future business combinations.

IFRS 11 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured. An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted. These amendments are currently not applicable to us but may apply to future transactions.

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application is permitted. When an entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. Since our current practice is in line with these amendments, we do not expect any effect on our audited consolidated financial statements.

IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after January 1, 2019, with early application permitted. Since our current practice is in line with these amendments, it does not expect any effect on its consolidated financial statements.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2018, 2017 and 2016:

		Year Ended December 31,
	2018(1)	2018		2017		2016
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$23,881	Ps.	468,894	Ps.	439,239	Ps.	398,622
Other operating revenues	43		850		693		885

Total revenues	23,924		469,744		439,932		399,507
Cost of goods sold	15,002		294,574		277,842		251,303

Gross profit	8,922		175,170		162,090		148,204
Administrative expenses	882		17,313		15,222		14,730
Selling expenses	5,835		114,573		105,880		95,547
Other income(2)	34		673		31,951		1,157
Other expenses(3)	150		2,947		33,866		5,909
Interest expense	500		9,825		11,092		9,646
Interest income	144		2,832		1,470		1,299
Foreign exchange (loss) gain, net	(13)		(248)		4,934		1,131
Monetary position gain (loss), net	11		216		1,590		2,411
Market value (loss) gain on financial instruments	(18)		(355)		(204)		186

Income before income taxes from continuing operations and share of the profit of equity accounted investees	1,713		33,630		35,771		28,556
Income taxes	518		10,169		10,213		7,888
Share of the profit of equity accounted investees, net of taxes	318		6,252		7,923		6,507

Consolidated net income	$1,684	Ps.	33,079	Ps.	37,206	Ps.	27,175

Controlling interest from continuing operations	1,148		22,560		40,863		21,140
Controlling interest from discontinued operations	73		1,430		1,545		—

Non-controlling interest from continuing operations	364		7,153		(7,383)		6,035

Non-controlling interest from discontinued operations	99		1,936		2,181		—

Consolidated net income	$1,684	Ps.	33,079	Ps.	37,206	Ps.	27,175

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 19.6350 to US$ 1.00, provided solely for the convenience of the reader.
(2)	Reflects the gains on the partial disposal of the Heineken Group shares in 2017. See note 4.2 to our audited consolidated financial statements.
(3)	Mainly deconsolidation effects of Venezuela in 2017. See note 3.3(a) to our audited consolidated financial statements.
(4)	Revised to reflect the discontinued operations of KOF Philippines. See note 4.2 to our audited consolidated financial statements.

The following table sets forth certain operating results by reportable segment under IFRS for each of our segments for the years ended December 31, 2018, 2017 and 2016.

	Year Ended December 31,
	2018	2017 (3)	2016(3)	2018 vs. 2017	2017 vs. 2016
	(in millions of Mexican pesos, except margins)			Percentage Growth (Decrease)
Net sales
Coca-Cola FEMSA	Ps.181,823	Ps.182,850	Ps.177,082	(0.6)%	3.3%
FEMSA Comercio
Proximity Division	171,650	154,007	137,031	11.5%	12.4%
Health Division	51,739	47,421	43,411	9.1%	9.2%
Fuel Division	46,936	38,388	28,616	22.3%	34.1%
Total revenues
Coca-Cola FEMSA	182,342	183,256	177,718	(0.5)%	3.1%
FEMSA Comercio
Proximity Division	167,458	149,833	133,228	11.8%	12.5%
Health Division	51,739	47,421	43,411	9.1%	9.2%
Fuel Division	46,936	38,388	28,616	22.3%	34.1%
Cost of goods sold
Coca-Cola FEMSA	98,404	99,748	98,056	(1.3)%	1.7%
FEMSA Comercio
Proximity Division	101,929	93,706	84,182	8.8%	11.3%
Health Division	35,874	33,208	30,673	8.0%	8.3%
Fuel Division	42,705	35,621	26,368	19.9%	35.1%
Gross profit
Coca-Cola FEMSA	83,938	83,508	79,662	0.5%	4.8%
FEMSA Comercio
Proximity Division	65,529	56,127	49,046	16.8%	14.2%
Health Division	15,865	14,213	12,738	11.6%	11.6%
Fuel Division	4,231	2,767	2,248	52.9%	23.1%
Gross margin(1)(2)
Coca-Cola FEMSA	46.0%	45.6%	44.8%	0.5p.p.	0.7p.p.
FEMSA Comercio
Proximity Division	39.1%	37.8%	37.2%	1.7p.p.	0.6p.p.
Health Division	30.7%	30.0%	29.3%	0.7p.p.	0.6p.p.
Fuel Division	9.0%	7.2%	7.9%	1.8p.p.	(0.6)p.p.
Administrative expenses
Coca-Cola FEMSA	7,999	7,694	7,423	4.0%	3.7%
FEMSA Comercio
Proximity Division	3,587	2,983	2,539	20.2%	17.5%
Health Division	2,055	1,643	1,769	25.1%	(7.1%)
Fuel Division	242	154	52	53.9%	196.2%
Selling expenses
Coca-Cola FEMSA	49,925	50,352	48,039	(0.8%)	4.8%
FEMSA Comercio
Proximity Division	47,589	40,289	36,341	18.1%	10.9%
Health Division	11,557	10,850	9,365	6.5%	15.9%
Fuel Division	3,526	2,330	1,865	51.3%	24.9%
Share of the profit of equity accounted investees, net of taxes
Coca-Cola FEMSA	(226)	60	147	(476.7%)	(59.2%)
FEMSA Comercio
Proximity Division	(17)	5	22	(440.0%)	(77.3%)
Health Division	—	—	—	—	—
Fuel Division	—	—	—	—	—
Heineken Investment	6,478	7,847	6,342	(17.4%)	23.7%

(1)	Gross margin is calculated as gross profit divided by total revenues.
(2)	As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).

(3)

Revised for the restructuring of the Proximity Division. In 2018, FEMSA Comercio’s “Retail Division” removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Businesses.” The business segment is now named the Proximity Division. See note 26 of our audited consolidated financial statements.

Results from our Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 6.8% to Ps. 469,744 million in 2018 compared to Ps. 439,932 million in 2017. Coca-Cola FEMSA’s total revenues decreased 0.5% to Ps. 182,342 million, driven by the depreciation of the Argentine Peso, the Brazilian Real and the Colombian Peso as compared to the Mexican Peso, the deconsolidation of Coca-Cola FEMSA de Venezuela as of December 31, 2017 and the reporting of Argentina as a hyperinflationary subsidiary as of July 1, 2018. This decrease was partially offset by the consolidation of revenues in Guatemala and Uruguay, volume growth in Brazil, Central America and Colombia and price increases above inflation in Argentina and Mexico. Proximity Division’s revenues increased 11.8% to Ps. 167, 458 million, driven by the opening of 1,422 net new OXXO stores combined with an average increase of 5.2% in same-store sales. Health Division’s revenues increased 9.1% to PS. 51,739 million, driven by the opening of 136 net new stores combined with an average increase of 5.8% in same-store sales. Fuel Division revenues increased 22.3% to Ps. 46,936 million, driven by the addition of 87 total net new stations in the last twelve months, and a 5.6% increase in same-station sales.

Consolidated gross profit increased 8.1% to Ps. 175,170 million in 2018 compared to Ps. 162,090 million in 2017. Gross margin increased 50 basis points to 37.3% of total revenues compared to 2017, reflecting gross margin expansion across all business units.

Consolidated administrative expenses increased 13.7% to Ps. 17,313 million in 2018 compared to Ps. 15,222 million in 2017. As a percentage of total revenues, consolidated administrative expenses increased 20 basis points, from 3.5% in 2017, to 3.7% in 2018.

Consolidated selling expenses increased 8.2% to Ps. 114,573 million in 2018 compared to Ps. 105,880 million in 2017. As a percentage of total revenues, selling expenses increased 40 basis points, from 23.9% in 2017 to 24.3% in 2018

Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly reflects the gains on the sale of assets. During 2018, other income decreased to Ps. 673 million from Ps. 31,951 million in 2017, driven by the partial sale in 2017 of our investment in the Heineken Group.

During 2018, other expenses decreased to Ps. 2,947 million from Ps. 33,866 million in 2017, which mainly reflected the impairment charge recorded in connection with the deconsolidation of results from operations of KOF Venezuela on December 31, 2017. Additionally, other expenses include donations, disposals of long-lived assets and contingencies associated with prior acquisitions.

Comprehensive financing result, which includes interest income and expense, foreign exchange gain (loss), monetary position gain (loss) and market value gain (loss) on financial instruments, increased to Ps. 7,380 million from Ps. 3,302 million in 2017, driven by a foreign exchange gain related to the effect of FEMSA’s U.S. dollar-denominated cash position, as impacted by the depreciation of the Mexican peso during 2017, and by other financial income related to Coca-Cola FEMSA’s hyperinflationary subsidiaries. This movement was enough to offset an interest expense decrease of 11.4% to Ps. 9,825 million in 2018, compared to Ps. 11,092 million in 2017, reflecting lower interest expense at Coca-Cola FEMSA.

Our accounting provision for income taxes in 2018 was Ps. 10,169 million compared to Ps. 10,213 million in 2017, resulting in an effective tax rate of 30.2% in 2018, as compared to 28.6% in 2017, in line with our expected medium-term range of 30%.

Share of the profit of equity accounted investees, net of taxes, decreased 18.2% to Ps. 6,252 million in 2018 compared to Ps. 7,923 million in 2017, mainly driven by a decrease in FEMSA’s participation in Heineken’s results, following the partial sale of our investment in the Heineken Group in September 2017, which reduced our stake to 14.76% from 20% during most of 2017.

Consolidated net income was Ps. 33,079 million in 2018 compared to Ps. 37,206 million in 2017. This decrease was mainly driven by (1) a foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position due to the impact of depreciation of the Mexican peso during 2017, (2) a higher participation in Heineken’s results for most of the comparable period and (3) other financial income related to Coca-Cola FEMSA’s hyperinflationary operations. This decrease was partially offset by growth in our income from operations and lower financing expenses. Controlling interest amounted to Ps. 23,990 million in 2018 compared to Ps. 42,408 million in 2017. Controlling interest in 2018 net income per FEMSA Unit was Ps. 6.70 (US$ 3.42 per ADS).

Coca-Cola FEMSA

The comparability of Coca-Cola FEMSA’s financial and operating performance in 2018 as compared to 2017 was affected by the following factors: (1) the ongoing integration of mergers, acquisitions, and divestitures completed in recent years, specifically the acquisitions in Guatemala and Uruguay in April and June 2018, respectively; (2) translation effects from fluctuations in exchange rates; (3) Coca-Cola FEMSA’s results in Argentina, which effective as of January 1, 2018 is considered a hyperinflationary economy; (4) the deconsolidation of KOF Venezuelan operations effective as of December 31, 2017; and (5) the classification of KOF Philippines as a discontinued operation for the years ended December 31, 2018 and 2017 (restated for comparative purposes) to present the results of KOF Philippines, as if such operation had been discontinued as of February 1, 2017, the date Coca-Cola FEMSA commenced consolidating the financial results of KOF Philippines in Coca-Cola FEMSA’s financial statements. To translate the full-year 2018 results of Argentina, Coca-Cola FEMSA used the end-of-period exchange rate of 37.70 Argentine pesos per U.S. dollar. The depreciation of the Argentine peso at December 31, 2018, as compared to the average exchange rate for 2017, was 127.7%. In addition, the average depreciation of currencies used in Coca-Cola FEMSA’s main operations relative to the U.S. dollar in 2018, as compared to 2017, were: 14.5% for the Brazilian real, 1.6% for the Mexican peso, 0.2% for the Colombian peso and 7.2% for the Uruguayan peso.

Total Revenues. Coca-Cola FEMSA’s consolidated total revenues decreased by 0.5% to Ps.182,342 million in 2018, mainly as a result of the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso, and the deconsolidation of KOF Venezuela effective as of December 31, 2017, which were partially offset by price increases aligned with or above inflation and volume growth in key territories. On a comparable basis, total revenues would have increased by 5.9%, mainly as a result of an increase in the average price per unit case across Coca-Cola FEMSA’s operations and, volume growth in Brazil, Central America and Colombia.

Total sales volume remained flat at 3,321.8 million-unit cases in 2018 as compared to 2017. On a comparable basis, total sales volume would have increased by 1.3% in 2018 as compared to 2017.

•

Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio remained flat as compared to 2017; sales volume of Coca-Cola FEMSA’s colas portfolio increased by 2.3%, while sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio declined by 8.2%. On a comparable basis, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio would have increased by 1.0% as compared to 2017, driven by growth across all of Coca-Cola FEMSA’s operations (except for Mexico which had a flat performance). Sales volume of Coca-Cola FEMSA’s colas portfolio would have increased by 2.8%, mainly due to volume growth in most of Coca-Cola FEMSA’s territories, and sales volume of Coca-Cola FEMSA’s flavored sparkling beverages portfolio would have declined by 5.6%.

•	Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 3.1% as compared to 2017. On a comparable basis, sales volume of Coca-Cola FEMSA’s still beverage portfolio would have increased by 5.8%, driven by growth in Brazil, Central America and Mexico, which was partially offset by a volume contraction in Colombia.

•

Sales volume of Coca-Cola FEMSA’s bottled water category, excluding bulk water, increased by 1.9% as compared to 2017. On a comparable basis, sales volume of Coca-Cola FEMSA’s water portfolio would have increased by 7.2%, driven by growth in Brazil, Colombia and Mexico, which was partially offset by a volume contraction in Central America.

•

Sales volume of Coca-Cola FEMSA’s bulk water category declined by 2.0%. On a comparable basis, sales volume of Coca-Cola FEMSA’s bulk water portfolio would have decreased by 2.6%, mainly as a result of volume contraction in Mexico, which was partially offset by volume growth in Brazil, Central America and Colombia.

Consolidated average price per unit case decreased by 1.4% to Ps.50.57 in 2018, as compared to Ps.51.31 in 2017, mainly as a result of the negative translation effect resulting from depreciation of the Argentine peso and the Brazilian real relative to the Mexican peso, which was partially offset by the positive translation effect resulting from the appreciation of the Colombian peso relative to the Mexican peso. On a comparable basis, average price per unit case would have increased by 3.1% in 2018, driven by average price per unit case increases in local currency in Mexico and Brazil.

Gross Profit. Coca-Cola FEMSA’s gross profit increased by 0.5% to Ps.83,938 million in 2018; with a gross margin expansion of 40 basis points to reach 46.0% in 2018 as compared to 2017. On a comparable basis, Coca-Cola FEMSA’s gross profit would have increased by 5.5% in 2018, as compared to 2017. Coca-Cola FEMSA’s pricing initiatives, together with lower sweetener prices in most of Coca-Cola FEMSA’s operations, were partly offset by higher PET costs across most of Coca-Cola FEMSA’s operations, higher concentrate costs in Mexico, and the depreciation in the average exchange rate of all of Coca-Cola FEMSA’s operating currencies as applied to U.S. dollar-denominated raw material costs.

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

Administrative and Selling Expenses. Coca-Cola FEMSA’s administrative and selling expenses decreased by 0.2% to Ps.57,924 in 2018 as compared to 2017. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues increased by 10 basis points to 31.8% in 2018 as compared to 2017, mainly as a result of an increase in labor and freight costs, which were partially offset by the effects of favorable foreign exchange translations. In 2018, Coca-Cola FEMSA continued investing across Coca-Cola FEMSA’s territories to support marketplace execution, increase Coca-Cola FEMSA’s cooler coverage, and bolster Coca-Cola FEMSA’s returnable presentation base.

Other Expenses Net. Coca-Cola FEMSA recorded other expenses net of Ps.1,880 million in 2018 as compared to Ps.31,357 million in 2017, which decrease was mainly as a result of a one-time non-cash charge related to the deconsolidation of KOF Venezuela as of December 31, 2017. Coca-Cola FEMSA’s non-operating expenses net in 2018 were mainly comprised of an impairment of Ps.432 million of Coca-Cola FEMSA’s investment in Compañía Panameña de Bebidas, S.A.P.I. de C.V. (Estrella Azul) along with provisions related to contingencies in Brazil and Colombia. For more information, see Notes 3.3 (Venezuela) and 10 (Estrella Azul) to Coca-Cola FEMSA’s consolidated financial statements.

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

Comprehensive financing result in 2018 recorded an expense of Ps.6,943 million as compared to an expense of Ps.5,362 million in 2017. This 29.5% increase was mainly driven by a foreign exchange loss of Ps.277 million in 2018 as compared to a foreign exchange gain of Ps.788 million in 2017, as a result of the depreciation of the Mexican peso relative to the U.S. dollar as applied to Coca-Cola FEMSA’s U.S. dollar-denominated cash position, that included US$715 million of proceeds received from the sale of Coca-Cola FEMSA’s equity interest in KOF Philippines. This foreign exchange loss was partially offset by a 13.8% decrease in interest expense in 2018 as compared to 2017. Coca-Cola FEMSA recognized a Ps.212 million gain in monetary position in hyperinflationary subsidiaries related to Coca-Cola FEMSA’s operations in Argentina, as compared to a gain of Ps.1,591 million in 2017, related to Coca-Cola FEMSA’s operations in Venezuela prior to the deconsolidation.

Income Taxes. In 2018, Coca-Cola FEMSA’s effective income tax rate was 31.0%, reaching Ps.5,260 million in 2018, as compared to Ps.4,184 in 2017. This increase was mainly driven by the higher tax rates in Brazil as compared to tax rates in other jurisdictions where Coca-Cola FEMSA operates, considering the relative weight of Brazil’s profits in Coca-Cola FEMSA’s consolidated results, as well as the deconsolidation of KOF Venezuela, which had deferred taxes in 2017. For more information, see Note 24 to Coca-Cola FEMSA’s consolidated financial statements.

Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method, Net of Taxes. In 2018, Coca-Cola FEMSA recorded a loss of Ps.226 million in the share of the profits of associates and joint ventures accounted for using the equity method, net of taxes, mainly due to a loss in Compañía Panameña de Bebidas, S.A.P.I. de C.V. (Estrella Azul) and Jugos del Valle; this loss was partially offset by gains in Coca-Cola FEMSA’s joint ventures in Brazil.

Net Income (Equity holders of the parent). Coca-Cola FEMSA reported a net controlling interest income of Ps.13,911 million in 2018, as compared to a net controlling interest loss of Ps.12,802 million in 2017. This was mainly driven by a decrease in other non-operating expenses net as described above. Coca-Cola FEMSA’s net controlling interest income from continuing operations was Ps.10,936 million in 2018, as compared to a net controlling interest loss from continuing operations of Ps.16,058 million in 2017.

FEMSA Comercio

Proximity Division

Proximity Division total revenues increased 11.8% to Ps. 167,458 million in 2018 compared to Ps. 149,833 million in 2017, primarily as a result of the opening of 1,422 net new OXXO stores during 2018. As of December 31, 2018, there were a total of 17,999 OXXO stores. OXXO same-store sales also increased an average of 5.2% compared to 2017, driven by a 3.6% increase in average customer ticket while store traffic increased 1.6%. On an organic basis, total revenues grew 11.4%.

Cost of goods sold increased 8.8% to Ps. 101,929 million in 2018, compared to Ps. 93,706 million in 2017. Gross margin increased 160 basis points to reach 39.1% of total revenues. This increase reflects; (i) the sustained growth of the services category, including income from financial services; (ii) healthy trends in our commercial income activity; (iii) increased and more efficient promotional programs with our key supplier partners and (iv) the consolidation of Caffenio. As a result, gross profit increased 16.8% to Ps. 65,529 million in 2018 compared with 2017.

Administrative expenses increased 20.2% to Ps. 3,587 million in 2018, compared to Ps. 2,983 million in 2017. As a percentage of sales, they increased slightly to 2.1% in 2018, from 2.0% in 2017. Selling expenses increased 18.1% to Ps. 47,589 million in 2018 compared with Ps. 40,289 million in 2017. As a percentage of sales, they reached 28.4% in 2018. The increase in administrative and selling expenses was driven by: (i) our continuing and gradual shift from commission-based store teams to employee based teams; (ii) higher secure cash handling costs driven by increased volume and higher operational costs including fuel prices; (iii) the consolidation of Caffenio; and (iv) organic growth of OXXO’s international operations that achieved healthy sales levels per store, but have yet to reach sufficient scale to better absorb overhead.

Health Division

Health Division total revenues increased 9.1% to Ps. 51,739 million compared to Ps. 47,421 million in 2017, primarily as a result of the opening of 136 net new stores during 2018. As of December 31, 2018, there were a total of 2,361 drugstores in Mexico, Chile and Colombia. Same-store sales also increased an average of 5.8%, reflecting strong performance in our South American operations, as well as gradually improving trends in Mexico, coupled with a positive currency translation effect related to the depreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America.

Cost of goods sold increased 8.0% to Ps. 35,874 million in 2018, compared with Ps. 33,208 million in 2017. Gross margin increased 70 basis points to reach 30.7% of total revenues. This was mainly driven by more efficient and effective commercial activity, particularly in South America, and to benefits that are gradually beginning to materialize in Mexico from our integration into a single operating platform. As a result, gross profit increased 11.6% to Ps. 15,865 million in 2018 compared with 2017.

Administrative expenses increased 25.1% to Ps. 2,055 million in 2018, compared with Ps. 1,643 million in 2017; as a percentage of sales, they reached 4.0% in 2018. Selling expenses increased 6.5% to Ps. 11,557 million in 2018 compared with Ps. 10,850 million in 2017; as a percentage of sales, they reached 22.3% in 2018. The increase in administrative and selling expenses was partially offset by cost efficiencies and tight expense control throughout our territories.

Fuel Division

Fuel Division total revenues increased 22.3% to Ps. 46,936 million in 2018 compared to Ps. 38,388 in 2017, primarily as a result of the opening of 87 net new OXXO GAS service stations during 2018. As of December 31, 2018, there were a total of 539 OXXO GAS service stations. Same-station sales also increased an average of 5.6% compared to 2017, as the average price per liter increased by 15.1%, while the average volume decreased by 8.2% reflecting consumer reaction to the higher prices, and, to a lesser degree, increased competition.

Cost of goods sold increased 19.9% to Ps. 42,705 million in 2018, compared with Ps. 35,621 million in 2017. Gross margin increased 180 basis points to reach 9.0% of total revenues. This increase reflects improved supply terms and a recovery from a low comparable base last year, when gross profit per liter was held flat in peso terms for most of the comparable period in 2017. As a result, gross profit increased 52.9% to Ps. 4,231 million in 2018 compared with 2017.

Administrative expenses increased 57.1% to Ps. 242 million in 2018, compared with Ps. 154 million in 2017; as a percentage of sales, they increased 10 basis points to 0.5% in 2018. Selling expenses increased 51.3% to Ps. 3,526 million in 2018 compared with Ps. 2,330 million in 2017; as a percentage of sales, they reached 7.5% in 2018. The increase in administrative and selling expenses was driven by: (i) higher wages implemented to reduce turnover in a tight labor market; (ii) expenses related to the remodeling of our stations and the installation of new environmental controls and; (iii) provisions related to certain unprofitable institutional clients.

Results from our Operations for the Year Ended December 31, 2017 Compared to the Year Ended December 31, 2016

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 10.1% to Ps. 439,932 million in 2017 compared to Ps. 399,507 million in 2016. Coca-Cola FEMSA’s total revenues increased 3.1% to Ps. 183,256 million, as a result of the acquisition of Vonpar in Brazil. Total revenues were also driven by average price per unit case increases in local currency aligned with or above the inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, partially offset by the depreciation of the

Argentine peso and Venezuelan bolivar; in each case relative to the Mexican peso. The Proximity Division’s revenues increased 12.5% to Ps. 149,833 million, driven by the opening of 1,303 net new OXXO stores combined with an average increase of 6.4% in same-store sales. The Health Division’s revenues increased 9.2% to Ps. 47,421 million, driven by the opening of 105 net new stores combined with an average increase of 6.7% in same-store sales. The Fuel Division’s revenues increased 34.2% to Ps. 38,388 million in 2017, driven by the addition of 70 total net new stations in the last twelve months, and a 19.8% increase in same-station sales.

Consolidated gross profit increased 9.4% to Ps. 162,090 million in 2017 compared to Ps. 148,204 million in 2016. Gross margin decreased 30 basis points to 36.8% of total revenues compared to 2016, reflecting the growth of lower margin businesses in FEMSA Comercio.

Consolidated administrative expenses increased 3.3% to Ps. 15,222 million in 2017 compared to Ps. 14,730 million in 2016. As a percentage of total revenues, consolidated administrative expenses decreased 20 basis points, from 3.7% in 2016, compared to 3.5% in 2017.

Consolidated selling expenses increased 10.8% to Ps. 105,880 million in 2017 as compared to Ps. 95,547 million in 2016. As a percentage of total revenues, selling expenses remained in line with 2016 at 23.9%.

Some of our subsidiaries pay management fees to FEMSA in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly reflects the gains on the partial sale of our investment in the Heineken Group. During 2017, other income increased to Ps. 31,952 million from Ps. 1,157 million in 2016, reflecting the aforementioned gain.

During 2017, other expenses increased to Ps. 33,866 million from Ps. 5,909 million in 2016, mainly reflecting the deconsolidation of results from operations of KOF Venezuela. Additionally, other expenses include contingencies associated with prior acquisitions or disposals, as well as foreign exchange losses related to operating activities.

Comprehensive financing result, which includes interest income and expense, foreign exchange gain (loss), monetary position gain (loss) and market value gain (loss) on financial instruments decreased to Ps. 3,302 million from Ps. 4,619 million in 2016, mostly driven by a positive result caused by a foreign exchange gain related to the effect of FEMSA’s U.S. dollar-denominated cash position, as impacted by the depreciation of the Mexican Peso during the period. This cash position increased during 2017, mainly from the sale of 5.24% of the combined economic interest in the Heineken Group; this movement was enough to offset an interest expense increase of 15.0% to Ps. 11,092 million in 2017, compared to Ps. 9,646 million in 2016 resulting from new debt incurred at Coca-Cola FEMSA in connection with the Vonpar acquisition.

Our accounting provision for income taxes in 2017 was Ps. 10,213 million, as compared to Ps. 7,888 million in 2016, resulting in an effective tax rate of 28.6% in 2017, as compared to 27.6% in 2016, below our expected medium-term range of 30%. The lower effective tax rate registered during 2017 is mainly related to certain tax efficiencies related with the one-time non-operating income recorded in connection with the partial sale of shares of the Heineken Group occurred during 2017; offset by the deconsolidation of operations of KOF Venezuela.

Share of the profit of equity accounted investees, net of taxes, increased 21.8% to Ps. 7,923 million in 2017, compared to Ps. 6,507 million in 2016, mainly driven by an increase in FEMSA’s participation in Heineken’s results, which was partially offset by the decrease of the equity stake in Heineken Group from 20% to 14.76% following the completion of the partial sale in September 2017.

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

Coca-Cola FEMSA

The comparability of Coca-Cola FEMSA’s financial and operating performance in 2017 as compared to 2016 was affected by the following factors: (1) the ongoing integration of mergers, acquisitions, and divestitures completed in recent years; (2) translation effects from fluctuations in exchange rates; and (3) Coca-Cola FEMSA’s results in Venezuela, which is considered a hyperinflationary economy, and the non-recurrent charges as a result of the deconsolidation of KOF Venezuela operations. In certain information presented below, Coca-Cola FEMSA has excluded the effects of (i) translation effects resulting from exchange rate fluctuations, (ii) Coca-Cola FEMSA’s acquisition of Vonpar in Brazil, and (iii) Coca-Cola FEMSA’s operations in Venezuela, in order to better describe the performance of Coca-Cola FEMSA’s business on a comparable basis in 2017 as compared to 2016. To translate the results of Coca-Cola FEMSA’s Venezuelan operations in 2017, Coca-Cola FEMSA used the exchange rate of 22,793 bolivars per U.S. dollar, as compared to 673.76 bolivars per U.S. dollar used to translate Coca-Cola FEMSA’s 2016 reported results. In addition, the average depreciation of currencies used in Coca-Cola FEMSA’s main operations relative to the U.S. dollar in 2017, as compared to 2016, were: 12.1% for the Argentine peso and 1.5% for the Mexican peso. Moreover, the average appreciation of currencies used in Coca-Cola FEMSA’s main operations relative to the U.S. dollar in 2017, as compared to 2016, were: 3.4% for the Colombian peso and 8.5% for the Brazilian real.

Total Revenues. Coca-Cola FEMSA’s consolidated total revenues increased by 3.1% to Ps.183,256 million in 2017, as a result of the acquisition of Vonpar in Brazil. Total revenues were also driven by average price per unit case increases in local currency aligned with or above inflation in key territories, supported by the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, despite the depreciation of the Argentine peso, and the Venezuelan bolivar; in each case relative to the Mexican peso. On a comparable basis, total revenues would have increased by 3.6%, driven by growth in Coca-Cola FEMSA’s average price per unit case across most of Coca-Cola FEMSA’s operations, which were partially offset by volume declines in Coca-Cola FEMSA’s South American (excluding Venezuela) consolidated reporting segment.

Total sales volume decreased by 0.5% to 3,318.2 million-unit cases in 2017 as compared to 2016, mainly as a result of volume contraction in Argentina, Colombia and Venezuela as discussed below, which was partially offset by the acquisition of Vonpar. On a comparable basis, total sales volume would have decreased by 2.5% in 2017 as compared to 2016.

•

Sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio remained flat as compared to 2016. On a comparable basis, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio would have decreased by 2.6%, driven by volume contractions across Coca-Cola FEMSA’s operations. On the same basis, sales volume of Coca-Cola FEMSA’s colas portfolio would have declined by 2.2%, while sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio would have declined by 4.1%.

•

Sales volume of Coca-Cola FEMSA’s still beverage portfolio declined by 2.1%, as compared to 2016. On a comparable basis, sales volume of Coca-Cola FEMSA’s still beverage portfolio would have declined by 1.6%, mainly due to volume contractions in Brazil and Colombia, which were partially offset by volume growth in Mexico and Argentina.

•

Sales volume of Coca-Cola FEMSA’s bottled water category, excluding bulk water, declined 2.7% as compared to 2016. On a comparable basis, sales volume of Coca-Cola FEMSA’s bottled water category, excluding bulk water, would have declined by 1.2%, driven mainly by growth in Mexico and Central America, which was partially offset by volume contractions in South America.

•

Sales volume of Coca-Cola FEMSA’s bulk water portfolio decreased by 1.6%, as compared to 2016. On a comparable basis, sales volume of Coca-Cola FEMSA’s bulk water portfolio would have declined by 2.2%, driven mainly by a volume contraction in Colombia, which was partially offset by volume growth in Argentina and Brazil.

Consolidated average price per unit case increased by 1.1% to Ps.51.31 in 2017, as compared to Ps.50.75 in 2016, mainly as a result of the positive translation effect resulting from the appreciation of the Brazilian real and the Colombian peso, in each case relative to the Mexican peso, which which was partially offset by the negative translation effect resulting from depreciation of the Argentine peso and the Venezuelan bolivar relative to the Mexican peso. On a comparable basis, average price per unit case would have increased by 6.4% in 2017, driven by average price per unit case increases in local currency in Mexico, Argentina, Brazil and Colombia.

Gross Profit. Coca-Cola FEMSA’s gross profit increased by 4.8% to Ps.83,507 million in 2017; Coca-Cola FEMSA’s gross profit margin increased by 80 basis points to reach 45.6% in 2017 as compared to 2016. On a comparable basis, Coca-Cola FEMSA’s gross profit would have increased by 5.9% in 2017, as compared to 2016. Coca-Cola FEMSA’s pricing initiatives, together with Coca-Cola FEMSA’s currency and raw material hedging strategies, offset higher costs resulting from higher sweetener and concentrate prices in Mexico and the depreciation in the average exchange rate of the Mexican peso, and the Argentine peso, as applied to U.S. dollar-denominated raw material costs.

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

Administrative and Selling Expenses. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues increased by 50 basis points to 31.7% in 2017 as compared to 2016. Coca-Cola FEMSA’s administrative and selling expenses in absolute terms increased by 4.7% to Ps.58,045 million as compared to Ps.55,462 million in 2016, mainly as a result of the acquisition of Vonpar; however, this increase was partially offset by the effects of foreign exchange translations. In 2017, Coca-Cola FEMSA continued investing across Coca-Cola FEMSA’s territories to support marketplace execution, increase Coca-Cola FEMSA’s cooler coverage, and bolster Coca-Cola FEMSA’s returnable presentation base.

Other Expenses Net. Coca-Cola FEMSA recorded other expenses net of Ps.31,357 million in 2017 as compared to Ps.3,812 million in 2016, mainly due to the deconsolidation of Venezuela. For more information, see Note 3.3 to Coca-Cola FEMSA’s consolidated financial statements.

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

Comprehensive financing result in 2017 recorded an expense of Ps.5,362 million as compared to an expense of Ps.6,080 million in 2016. This decrease was mainly driven by an increase in interest expenses of Ps.8,778 million in 2017 as compared to interest expenses of Ps.7,471 million in 2016, which was more than offset by a foreign exchange gain of Ps.788 million in 2017 as compared to a foreign exchange loss of Ps.1,792 million in 2016, such gain resulting from the appreciation of the end-of-period exchange rate of the Mexican peso relative to the U.S. dollar as applied to Coca-Cola FEMSA’s U.S. dollar-denominated debt.

Income Taxes. In 2017, reported income tax was Ps.4,184 million as compared to Ps.3,928 million in 2016.

Share of the Profit of Associates and Joint Ventures Accounted for Using the Equity Method, Net of Taxes. In 2017, Coca-Cola FEMSA recorded a gain of Ps.60 million in the share of the profits of associates and joint ventures accounted for using the equity method, net of taxes; mainly as a result of gains in Coca-Cola FEMSA’s joint ventures in Brazil.

Net Income (Equity holders of the parent). Consolidated net controlling interest loss was Ps.12,802 million during 2017, mainly as a result of the deconsolidation of Coca-Cola FEMSA’s Venezuelan operations, which resulted in the reclassification of an accumulated non-cash item as a one-time charge to the other expenses line of the income statement in accordance with IFRS standards. On a comparable basis, controlling net income would have grown 30.4% in 2017.

FEMSA Comercio

Proximity Division

The Proximity Division’s total revenues increased 12.5% to Ps. 149,833 million in 2017 as compared to Ps. 133,228 million in 2016, primarily as a result of the opening of 1,303 net new OXXO stores during 2017, together with an average increase in same-store sales of 6.4%. As of December 31, 2017, there were a total of 16,526 OXXO stores. As referenced above, OXXO same-store sales increased an average of 6.4% compared to 2016, driven by a 3.8% increase in average customer ticket while store traffic increased 2.5%.

Cost of goods sold increased 11.3% to Ps. 93,706 million in 2017, compared to Ps. 84,182 million in 2016. Gross margin increased 65 basis points to reach 37.5% of total revenues. This increase reflects healthy trends in our commercial income activity and the sustained growth of the services category, including income from financial services. As a result, gross profit increased 14.4% to Ps. 56,127 million in 2017 compared with Ps. 49,046 in 2016.

Administrative expenses increased 17.5% to Ps. 2,983 million in 2017, compared to Ps. 2,539 million in 2016; as a percentage of sales, they reached 2.0% in 2017. Selling expenses increased 10.9% to Ps. 40,289 million in 2017 compared with Ps. 36,341 million in 2016; as a percentage of sales they reached 26.9% in 2017. The increase in administrative and selling expenses was driven by: (i) our continuing initiatives to improve compensation and reduce turnover of key in-store personnel, (ii) a sustained increase in electricity tariffs and (iii) higher secure cash transportation costs driven by increased volume and higher fuel prices.
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

Administrative expenses decreased 7.1% to Ps. 1,643 million in 2017, compared with Ps. 1,769 million in 2016; as a percentage of sales, they reached 3.5% in 2017. Selling expenses increased 15.9% to Ps. 10,850 million in 2017 compared with Ps. 9,365 million in 2016; as a percentage of sales, they reached 22.9% in 2017. The increase in administrative and selling expenses was primarily driven by the integration of a single platform in Mexico, building our distribution capabilities and increased services at our drugstores such as on-site doctors and home delivery in the key Mexican markets.

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

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2018, 65% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA.

In 2016, we issued EUR 1,000 million aggregate principal amount of 1.750% fixed rate Senior Notes due 2023 with a total yield of 1.824% that were listed on the Irish Stock Exchange (ISE).

In 2013, anticipating liquidity needs for general corporate purposes, we issued US$ 300 million aggregate principal amount of 2.875% Senior Notes due 2023 and US$ 700 million aggregate principal amount of 4.375% Senior Notes due 2043.

In June 2017, Coca-Cola FEMSA issued Ps. 8,500 million aggregate principal amount of 10-year fixed rate Mexican peso-denominated bonds (certificados bursatiles) bearing an annual interest rate of 7.87% due June 2027 and Ps. 1,500 million aggregate principal amount of 5-year floating rate certificados bursatiles, prices at 28-day Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio or “TIIE”) plus 0.25% due June 2022. These series of certificados bursatiles are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V. (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“the Guarantors”).

In December 2016, as part of the purchase price paid for its acquisition of Vonpar, Coca-Cola FEMSA issued and delivered a three-year promissory note to the sellers for a total amount of 1,166 million Brazilian reais, which was partially offset as a result of certain contingencies for which the sellers agreed to indemnify us, resulting in an outstanding amount of 916 million Brazilian reais (approximately Ps. 4,653 million as of December 31, 2018). The promissory note bears interest at an annual rate of 0.375% and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

In 2014, Coca-Cola FEMSA issued an additional US$ 150 million aggregate principal amount of 3.875% Senior Notes due 2023 and US$ 200 million in aggregate principal amount of 5.250% Senior Notes due 2043 under previously series issued in November 2013. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca-Cola FEMSA and its significant subsidiaries.

In 2013, Coca-Cola FEMSA issued US$ 1.0 billion aggregate principal amount of 2.375% Senior Notes due 2018. In 2017, Coca-Cola FEMSA redeemed 55.5% of the aggregate principal amount of the 2.375% Senior Notes, equal to US$ 555 million. The outstanding balance of the 2.375% Senior Notes following the redemption is US$ 445 million. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca-Cola FEMSA and its significant subsidiaries.

In addition, in 2013, Coca-Cola FEMSA issued US$ 750 million aggregate principal amount of 3.875% Senior Notes due 2023 and US$ 400 million aggregate principal amount of 5.250% Senior Notes due 2043. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca-Cola FEMSA and its significant subsidiaries.

In 2013, Coca-Cola FEMSA issued Ps. 7,500 million aggregate principal amount of 10-year fixed rate certificados bursatiles bearing an annual interest rate of 5.46% due May 2023, and these series of certificados bursatiles are guaranteed by the Guarantors.

In 2011, Coca-Cola FEMSA issued Ps. 2,500 million of 10-year fixed rate certificados bursatiles bearing an annual interest of 8.27% coupon due April 2021. These series of certificados bursatiles are guaranteed by the Guarantors.

In 2010, Coca-Cola FEMSA issued US$ 500 million aggregate amount of 4.625% Senior Notes due 2020. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca-Cola FEMSA and its significant subsidiaries.

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

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2018, 2017 and 2016, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Years ended December 31, 2018, 2017 and 2016

(in millions of Mexican pesos)

	2018	2017	2016
Net cash flows provided by operating activities from continuing operations	Ps. 47,414	Ps. 33,435	Ps.50,131
Net cash flows (used in) provided by investing activities from continuing operations	(57,662)	28,596	(38,645)
Net cash flows (used in) provided by financing activities from continuing operations	(23,011)	(21,054)	1,297
Dividends paid	(12,933)	(12,450)	(12,045)

Principal Sources and Uses of Cash for the Year ended December 31, 2018 Compared to the Year Ended December 31, 2017

Our net cash generated by operating activities from continuing operations increased Ps. 13,979 to Ps. 47,414 million in 2018 compared to Ps. 33,435 million in 2017. This increase was primarily the result of:

•	An increase of Ps. 8,756 million due to higher collection of trade receivables compared to 2017 and an increase of Ps. 1,001 million due to higher inventory purchases;

•	A decrease of Ps. 2,438 million due to higher supplier payments compared to 2017 and Ps. 2,313 due to a decrease in other current financial liabilities; and

•

A change in cash flow of Ps. 6,056 mainly due to an increase in cash flow resulting from a reduction in income taxes paid, and also an increase of Ps. 5,307 million in our cash flow from operating activities before changes in operating working capital accounts.

Our net cash used in investing activities from continuing operations was Ps. 57,662 million for the year ended December 31, 2018, compared to Ps. 28,596 million generated for investing activities from continuing operations for the year ended December 31, 2017, a decrease of Ps. 86,259 million. This reduction was primarily the result of:

•	A decrease of Ps. 37,949 million due to a higher amount of purchases of investments in 2018 compared to 2017, which include variable interest rate government and corporate debt securities; and

•	An increase of Ps. 1,957 million due the sale of KOF Philippines in 2018; and

•	A decrease of Ps. 50,790 million mainly due to the sale of a portion of our investment in the Heineken Group and payments for acquisitions in other equity accounted investees in 2017.

Our net cash used in financing activities from continuing operations was Ps. 23,011 million for the year ended December 31, 2018, compared to Ps. 21,054 million used by financing activities from continuing operations for the year ended December 31, 2017, a decrease of Ps. 1,957 million. This decrease was primarily due to:

•

A decrease by capitalization of issued shares to former owner of Vonpar in Coca-Cola FEMSA of Ps. 4,082 million due to the merger with a Mexican company owned by the sellers in the last year, see note 4.1.3 to our audited consolidated financial statements;

•	A change of Ps. 2,556 million, which increased our cash flow mainly due to higher proceeds from borrowings in 2018 of Ps. 16,155 million as compared to Ps. 13,599 million in 2017;

•	A change of Ps. 948, which increased our cash flow due to lower payments of bank loans in 2018 of Ps. 17,182 million, as compared to Ps. 18,130 million in 2017; and

•	A change of Ps. 1,198, which decreased our cash flow due to dividend payments and derivative financial instruments compared to 2017.

Principal Sources and Uses of Cash for the Year ended December 31, 2017 Compared to the Year Ended December 31, 2016

Our net cash generated by operating activities from continuing operations decreased Ps. 16,696 to Ps. 33,435 million in 2017 compared to Ps. 50,131 million in 2016. This decrease was primarily the result of:

•

A decrease of Ps. 9,293 million due to lower collection of trade receivables compared to 2016, an increase of Ps. 2,808 million due to lower inventory purchases and a decrease of Ps. 4,936 million due to a greater cash flow hedging effect of our forward agreements compared to 2016;

•	A decrease of Ps. 7,933 million due to higher supplier payments compared to 2016; and

•

A change in cash flow of Ps. 7,338 mainly due to a decrease in cash flow resulting from higher income taxes paid mainly related to the sale of a portion of our investment in Heineken Group, which was offset by an increase of Ps. 9,358 million in our cash flow from operating activities before changes in operating working capital accounts.

Our net cash generated by investing activities from continuing operations was Ps. 28,596 million for the year ended December 31, 2017, compared to Ps. 38,645 million used for investing activities from continuing operations for the year ended December 31, 2016, an increase of Ps. 67,242 million. This was primarily the result of:

•	Higher payments in the amount of Ps. 18,230 million for acquisitions by Coca-Cola FEMSA and our other business acquisitions in 2016 as compared to 2017; and

•	An increase of Ps. 50,790 million mainly due to the sale of a portion of our investment in the Heineken Group and payments for acquisitions in other equity accounted investees in last year.

Our net cash used in financing activities from continuing operations was Ps. 21,054 million for the year ended December 31, 2017, compared to Ps. 1,297 million generated by financing activities from continuing operations for the year ended December 31, 2016, a decrease of Ps. 22,351 million. This decrease was primarily due to:

•	A change of Ps. 12,672, which decreased our cash flow due to higher payments of bank loans in 2017 of Ps. 18,130 million, as compared to Ps. 5,458 million in 2016;

•	A change of Ps. 13,030 million, which decreased our cash flow mainly due to lower proceeds from borrowings in 2017 of Ps. 13,599 million as compared to Ps. 26,629 million in 2016; and

•

These changes were partially offset by an increase by capitalization of issued shares to former owner of Vonpar in Coca-Cola FEMSA of Ps. 4,082 million due to the merger with a Mexican company owned by the sellers, see note 4.1.3 to our audited consolidated financial statements, and a change of Ps. 1,555 million, which decreased our cash flow mainly due to less contributions from non-controlling interest.

Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2018 was Ps. 128,664 million compared to Ps. 131,348 million in 2017 and Ps. 139,248 million as of December 31, 2016. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 13,674 and Ps. 114,990 as of December 31, 2018, Ps. 13,590 million and Ps. 117,758 million, respectively, as of December 31, 2017, as compared to Ps. 7,281 million and Ps. 131,967 million, respectively, as of December 31, 2016. Cash and cash equivalents were Ps. 62,047 million as of December 31, 2018 and Ps. 96,944 million as of December 31, 2017, as compared to Ps. 43,637 million as of December 31, 2016.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2018.

	Maturity
	Less than 1 year	1 - 3 years	3 - 5 years	In excess of 5 years	Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos	Ps. 5,082	Ps. 8,179	Ps. 9,037	Ps. 8,488	Ps. 30,786
Brazilian reais(1)	458	462	111	24	1,055
Colombian pesos	424	424	—	—	848
U.S. dollars	4,652	13,854	23,406	25,322	67,234
Euro	—	—	22,439	—	22,439
Chilean pesos	586	1,683	1,003	—	3,212
Uruguayan pesos	—	573	—	—	573
Capital Leases
U.S. dollars	5	2	—	—	7
Chilean pesos	31	26	17	—	74
Interest payments(2)
Mexican pesos	477	699	543	668	2,387
Brazilian reais	35	37	7	2	81
Colombian pesos	49	24	—	—	73
U.S. dollars	18	590	848	—	1,456
Argentine pesos	58	—	—	—	58
Chilean pesos	45	68	40		153
Euro	—	—	393	—	393
Uruguayan pesos	77	58	—	—	135
Interest Rate Swaps and Cross-Currency Swaps (3)
Mexican pesos	4,885	6,941	5,300	16,015	33,141
Brazilian reais	1,849	2,729	1,780	4	6,362
Colombian pesos	394	789	481	—	1,664
U.S. dollars	3,320	4,121	3,343	14,091	24,875
Argentine pesos	27	—	—	—	27
Chilean pesos	208	344	142	—	694
Euro	63	3	—	—	66
Uruguayan pesos	111	41	—	—	152
Operating leases
Mexican pesos	7,467	13,493	11,963	36,120	69,043
U.S. dollars	565	841	562	282	2,251
Others	2,085	3,256	2,191	3,110	10,642
Commodity price contracts
Sugar(4)	1,223	—	—	—	1,223
Aluminum(4)	265	—	—	—	265
PX+MEG(4)	1,303	—	—	—	1,303
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment	683	728	677	2,527	4,615
Other long-term liabilities(5)	—	—	—	13,800	13,800

(1)

A portion of our debt denominated in Brazilian reais consists of a promissory note for 1,166 million Brazilian reais, which was partially offset as a result of certain contingencies for which the sellers agreed to indemnify us, resulting in an outstanding amount of 916 million Brazilian reais (approximately Ps. 4,653 million as of December 31, 2018). This promissory note is denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

(2)

Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2018 without considering interest rate swap agreements. The debt and applicable interest rates in effect are shown in note 18 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 19.635 per US$ 1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2018.

(3)

Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross-currency swaps applied to long-term debt as of December 31, 2018, and the market value of the unhedged cross-currency swaps.

(4)

Reflects the notional amount of the futures and forward contracts used to hedge sugar and aluminum cost with a fair value liability of Ps. 4 million; see note 20.6 to our audited consolidated financial statements.

(5)

Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflect those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control; therefore, these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2018, Ps. 13,674 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2018, our consolidated average cost of borrowing, after giving effect to the cross-currency and interest rate swaps, was approximately 6.8%. As of December 31, 2017, our consolidated average cost of borrowing, after giving effect to the cross-currency swaps, was 6.5% (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2018, after giving effect to cross-currency swaps, approximately 41.2% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 16.2% in U.S. dollars, 1.1% in Colombian pesos, 0.1% in Argentine pesos, 18.5% in Brazilian reais, 3.2% in Chilean pesos, 1.1% Uruguayan pesos and the remaining 18.6% in Euros.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2018:

	Total Debt Profile of our Company
	FEMSA and Others		Coca-Cola FEMSA		FEMSA Comercio		Total Debt
	(in millions of Mexican pesos)
Short-term Debt
Mexican pesos:
Notes Payable	Ps.	—	Ps.	—	Ps.	450	Ps.	450
Bank loans		—		157		—		157
U.S. dollars:
Financial leases		—		10		—		10
Colombian pesos:
Bank loans		—		454		—		454
Chilean pesos:
Bank loans		—		—		594		594
Argentine pesos:
Bank loans		—		157		—		157
Uruguayan pesos:
Bank loans		—		771		—		771
Long-term Debt(1)
Mexican pesos:
Bank loans		—		10,100		710		10,810
Domestic Senior notes		—		19,978		—		19,978
Euros:
Senior unsecured notes		22,439		—		—		22,439
U.S. dollars:
Senior notes		19,353		47,880		—		67,233
Financial leases		6		—		—		6
Brazilian reais:
Bank loans		23		1,028		—		1,051
Note payable		—		5		—		5
Colombian pesos:
Bank loans		—		848		—		848
Chilean pesos:
Bank loans		—		3,211		—		3,211
Financial leases		—		—		74		74
Uruguayan pesos:
Bank loans		—		573		—		573
Total Debt	Ps.	45,031	Ps.	81,805	Ps.	1,828	Ps.	128,664
Average Cost (2)

	Total Debt Profile of our Company
	FEMSA and Others	Coca-Cola FEMSA	FEMSA Comercio	Total Debt
	(in millions of Mexican pesos)
Mexican pesos	7.0%	8.4%	9.5%	8.4%
U.S. dollars	7.0%	3.9%	—	5.9%
Euro	1.8%	—	—	1.8%
Brazilian reais	7.7%	5.6%	—	5.6%
Argentine pesos	0%	36.8%	—	36.8%
Colombian pesos	6.0%	8.9%	—	8.9%
Chilean pesos	5.8%	—	3.2%	5.8%
Uruguayan pesos	—	10.0%	—	10.0%
Total	4.0%	8.2%	7.2%	6.8%

(1)	Includes the Ps.11,238 million current portion of long-term debt.
(2)	Includes the effect of cross-currency and interest rate swaps. Average cost is determined based on interest rates as of December 31, 2018.

Restrictions Imposed by Debt Instruments

Generally, the covenants contained in the credit agreements and other instruments governing indebtedness entered into by us or our sub-holding companies include limitations on the incurrence of any additional debt based on debt service coverage ratios or leverage tests. These credit agreements also generally include restrictive covenants applicable to our company, our sub-holding companies and their subsidiaries.

We and Coca-Cola FEMSA are in compliance with all of our covenants. A significant and prolonged deterioration in our consolidated results could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness as of December 31, 2018:

Coca-Cola FEMSA

•

Coca-Cola FEMSA’s total indebtedness was Ps. 81,805 million as of December 31, 2018, as compared to Ps. 83,360 million as of December 31, 2017. Short-term debt and long-term debt were Ps. 11,593 million and Ps. 70,211 million, respectively, as of December 31, 2018, as compared to Ps. 12,171 million and Ps. 71,189 million, respectively, as of December 31, 2017. Total debt decreased Ps. 1,555 million in 2018, compared to year end 2017. As of December 31, 2018, Coca-Cola FEMSA’s cash and cash equivalents were Ps. 22,430 million, as compared to Ps. 18,767 million as of December 31, 2017. Coca-Cola FEMSA had an extraordinary cash inflow of US$ 715 million (Ps. 14,547 million as of December 31, 2018) in 2018 as a result of the exercise of the put option to sell the 51% stake in KOF Philippines. Additionally, Coca-Cola FEMSA had cash outflows in 2018, mainly resulting from dividend payments and the repayment of its 2.375% Notes due 2018. As of December 31, 2018, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 66.0% U.S. dollars, 15.0% Mexican pesos, 12.0% Brazilian reais, 2.0% Argentine pesos, 2.0% Colombian pesos, and 3.0% other legal currencies. As of March 31, 2019, Coca-Cola FEMSA’s cash and cash equivalents balance was Ps.23,615 million, including US$574 million denominated in U.S. dollars. Coca-Cola FEMSA believes that these funds, in addition to the cash generated by its operations, are sufficient to meet their own operating requirements.

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

FEMSA Comercio

•

As of December 31, 2018, the Proximity Division had total outstanding debt of Ps. 1,835 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 1,044 million and Ps. 791 million, respectively. As of December 31, 2018, cash and cash equivalents were Ps. 7,590 million.

FEMSA and other businesses

•

As of December 31, 2018, FEMSA and other businesses had total outstanding debt of Ps. 45,025 million, which is composed of Ps. 3,233 million of bank debt in other legal currencies, Ps. 22,439 million of Senior Notes due 2023, Ps. 13,504 million of Senior Notes due 2043 and Ps. 5,849 million of Senior Unsecured Notes due 2023 that we issued in March 2016. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and other businesses’ average cost of debt, after giving effect to interest rate swaps and cross-currency swaps, as of December 31, 2018, was 8.4% in Mexican pesos.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2018:

	Loss Contingencies As of December 31, 2018
		(in millions of Mexican pesos	)
Indirect taxes	Ps.	5,421
Legal	Ps.	1,906
Labor	Ps.	2,601
Total	Ps.	9,928

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 7,739 million, Ps. 9,433 million and Ps. 8,093 million as of December 31, 2018, 2017 and 2016, respectively, by pledging fixed assets or providing bank guarantees.

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2018, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 57,446 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 24,266 million in 2018, compared Ps. 23,486 million in 2017, an increase of 3.3%. The amount invested in 2018 was driven by additional investments at FEMSA Comercio, mainly related to the opening of new stores, drugstores and retail service stations. The principal components of our capital expenditures have been investments in placing coolers with retailers, returnable bottles and cases and distribution network expansion at Coca-Cola FEMSA and expansion of the Proximity Division, the Health Division and the Fuel Division, as mentioned above. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2019

Our capital expenditure budget for 2019 is expected to be US$1,388 (Ps. 28,114) million. The following discussion is based on each of our sub-holding companies’ internal budgets. The capital expenditure plan for 2019 is subject to change based on market and other conditions and the subsidiaries’ results and financial resources.

Coca-Cola FEMSA has budgeted approximately US$579 (Ps.11,725) million for its capital expenditures in 2019. Coca-Cola FEMSA’s capital expenditures in 2019 are primarily intended for:

•	investments in production capacity;

•	market investments;

•	returnable bottles and cases;

•	improvements throughout our distribution network; and

•	investments in information technology.

Coca-Cola FEMSA estimates approximately 42% of its projected capital expenditures for 2019 will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2019. Coca-Cola FEMSA’s capital expenditure plan for 2019 may change based on market and other conditions, its results and financial resources.

The Proximity Division’s capital expenditures budget in 2019 is expected to total US$558 (Ps.11,300) million, and will be allocated to the opening of new OXXO stores and, to a lesser extent, the refurbishing of existing OXXO stores. In addition, investments are planned in FEMSA Comercio’s IT, ERP software updates and transportation equipment.

The Health Division’s capital expenditures budget in 2019 is expected to total US$ 80 million (Ps. 1,620), and will be allocated to the opening of new drugstores and, to a lesser extent, the refurbishing of existing stores. In addition, investments are planned in warehouses, IT hardware and ERP software updates.

The Fuel Division’s capital expenditures budget in 2019 is expected to total US$ 48 million (Ps. 977), and will be allocated to the opening of new service stations, the change of our existing brand to a fresh image and, to a lesser extent, to the refurbishing of existing OXXO GAS service stations.

Our capital expenditures budget in 2019 for Other Businesses is expected to total US$123 million (Ps.2,492), and will be allocated to our ancillary logistical and refrigeration businesses.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2018. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

Fair Value at December 31, 2018
	Maturity less than 1 year	Maturity 1-3 years	Maturity 3-5 years	Maturity in excess of 5 years	Fair Value Asset
(in millions of Mexican pesos)
Derivative financial instruments net position	Ps.92	Ps.1,207	Ps.8,491	Ps.5	Ps.9,795

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our board of directors was elected at the AGM held on March 22, 2019, and currently comprises 20 directors and nine alternate directors. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio Fernández Carbajal(1)(2) Executive Chairman of the Board	Born:	1954
	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2020
	Principal occupation:	Executive Chairman of the board of directors of FEMSA

Other directorships:	Chairman of the board of directors of Coca-Cola FEMSA, Fundación FEMSA A.C.
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
appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive
Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he was appointed Executive Chairman of our board of directors
Education:	Holds a degree in Industrial Engineering and a Master in Business Administration (“MBA”) from ITESM
Alternate director:	Federico Reyes García

Javier Gerardo Astaburuaga Sanjines	Born:	1959
	First elected:	2006
	Term expires:	2020
	Principal occupation:	Vice-President of Corporate Development of FEMSA
Other directorships:	Alternate member of the board of directors of Coca-Cola FEMSA and member of the Heineken Supervisory Board. Member of the audit committee of Heineken N.V., finance and investment committee of ITESM and of the investment committee of
		Grupo Acosta Verde
Business experience:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at
FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years was FEMSA Cerveza’s Director of Sales for the north region of Mexico until 2003, in which year he was appointed FEMSA Cerveza’s Co-Chief Executive
Officer; held the position of Chief Financial and Corporate Officer of FEMSA from
		2006 to 2015

	Education:	Holds an accounting degree from ITESM and is licensed as a certified public accountant

Barbara Garza Lagüera Gonda(3)	Born:	1959
	First elected:	1998
	Term expires:	2020
	Principal occupation:	Private investor and president of the acquisitions committee of Coleccion FEMSA
Other directorships:	Member of the board of directors of ITESM Campus Mexico City, Solfi, Promecap
Acquisition Company S.A.B. de C.V., Fresnillo, Plc, Inmobiliaria Valmex, S.A. de
C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliario la
Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V.,
Controladora Pentafem, S.A.P.I. de C.V. and BECL, S.A. de C.V. Member of the
board of trustees of Fondo para la Paz, The International Council of the Museum of
		Modern Art, the Museum of Contemporary Art and Franz Mayer Museum
	Education:	Holds a business administration degree from ITESM
	Alternate director:	Mariana Garza Lagüera Gonda(3)

Eva María Garza Lagüera Gonda(1)(3)	Born:	1958
	First elected:	1999
	Term expires:	2020
	Principal occupation:	Private investor
Other directorships:	Member of the board of directors of ITESM, Patronato Premio Eugenio Garza Sada,
Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de
C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de
		C.V., Peñitas, S.A. de C.V. and Controladora Pentafem, S.A.P.I. de C.V.
	Education:	Holds a communications degree from ITESM
	Alternate director:	Othón Páez Garza

José Fernando Calderón Rojas(4)	Born:	1954
	First elected:	1984
	Term expires:	2020
	Principal occupation:	Chief Executive Officer and chairman of the board of directors of, Servicios Administrativos de Monterrey, S.A. de C.V., Franca Servicios, S.A. de C.V., Regio Franca, S.A. de C.V. and Franca Industrias, S.A. de C.V.

	Other directorships:	Member of the board of directors of Alfa, S.A.B. de C.V. (“Alfa”); member of the regional consulting board of BBVA Bancomer, S.A., (“BBVA”) and member of the audit and corporate practices committee of Alfa; member of Fundación UANL, A.C. and founder of Centro Integral Down A.C.; President of Patronato del Museo del Obispado A.C. and member of the external advisory board of Facultad de Derecho y Criminología of the Universidad Autónoma de Nuevo León (“UANL”)
	Education:	Holds a law degree from UANL, completed specialization studies in tax at UANL and various courses in business administration by ITESM
	Alternate director:	Francisco José Calderón Rojas(4)

Alfonso Garza Garza(5)(6)	Born:	1962
	First elected:	2001
	Term expires:	2020
	Principal occupation:	Vice President of Strategic Businesses of FEMSA
	Other directorships:	Member of the board of directors of ITESM, Grupo Nutec, S.A. de C.V. and American School Foundation of Monterrey, A.C.; President of Fondo de Agua Metropolitano de Monterrey, A.C. and vice-chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. (“COPARMEX Nacional”)
	Business experience:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques
	Education:	Holds an industrial engineering degree from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”)
	Alternate director:	Juan Carlos Garza Garza(5)(6)

Maximino José Michel González(7)	Born:	1968
	First elected:	1996
	Term expires:	2020
	Principal occupation:	Chief Executive Officer of 3H Capital Servicios Corporativos, S.A. de C.V.

	Other directorships:	Member of the board of directors and audit committee of Grupo Lamosa, S.A.B. de C.V. (“Lamosa”); member of the board of directors of El Puerto de Liverpool, S.A.B. de C.V. (“Liverpool”), Afianzadora Sofimex, S.A.B. de C.V. Grupo Nacional Provincial, S.A.B and Seguros Ve por Más, S.A., Grupo Financiero Ve por Más; member of the board of directors and of the audit committee of SPAC PROMECAP
	Education:	Holds a business administration degree from Universidad Iberoamericana (“IBERO”)
	Alternate director:	Bertha Paula Michel González(7)(8)

Alberto Bailleres González(8)	Born:	1931
	First elected:	1989
	Term expires:	2020
	Principal occupation:	Chairman of the boards of directors of the following companies which are part of Grupo BAL: Peñoles, Grupo Nacional Provincial, S.A.B. (“GNP”), Fresnillo Plc, Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Profuturo, S.A.B. de C.V. and subsidiaries, Controladora Petrobal, S.A. de C.V., Energía Bal, S.A. de C.V., Energía Eléctrica Bal, S.A. de C.V., and Tane, S.A. de C.V.; chairman of the governance board of Instituto Tecnológico Autónomo de México (“ITAM”) and founding member of Fundación Alberto Bailleres, A.C.
	Other directorships:	Member of the board of directors of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Grupo Financiero BBVA Bancomer”), BBVA, Dine, S.A.B. de C.V., Grupo Televisa, S.A.B. (“Televisa”) and Grupo Kuo, S.A.B. de C.V. (“Kuo”); member of the Consejo Mexicano de Negocios
	Education:	Holds an economics degree and an Honorary Doctorate from ITAM
	Alternate director:	Alejandro Bailleres Gual(8)

Francisco Javier Fernández Carbajal(2)	Born:	1955
	First elected:	2004
	Term expires:	2020
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Member of the boards of directors of Visa, Inc., Alfa, Cemex, S.A.B. de C.V. (“Cemex”) and Corporación EG, S.A. de C.V.; alternate member of the board of directors of Peñoles
	Education:	Holds a mechanical and electrical engineering degree from ITESM and an MBA from Harvard University Business School

Ricardo Guajardo Touché Independent Director	Born:	1948
	First elected:	1988

	Term expires:	2020
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V.
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Liverpool, Alfa, Grupo Financiero BBVA Bancomer, BBVA, Grupo Aeroportuario del Sureste, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V. (“Bimbo”), Grupo Coppel, S.A. de C.V. (“Coppel”), ITESM and Vitro, S.A.B. de C.V.
	Education:	Holds an electrical engineering degree from ITESM and the University of Wisconsin and a master’s degree from the University of California at Berkeley

Alfonso González Migoya Independent Director	Born:	1945
	First elected:	2006
	Term expires:	2020
	Principal occupation:	Chairman of the board of directors of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris”), and managing partner at Acumen Empresarial, S.A. de C.V.
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Nemak, S.A.B. de C.V. (“Nemak”), Bolsa Mexicana de Valores, S.A.B. de C.V., Regional, S.A.B. de C.V., Grupo Cuprum, S.A. de C.V., Berel, S.A. de C.V., Servicios Corporativos JAVER, S.A.B. de C.V., and Invercap Holdings S.A.P.I de C.V..
	Education:	Holds a mechanical engineering degree from ITESM and an MBA from the Stanford University Graduate School of Business

Paulina Garza Lagüera Gonda(3)	Born:	1972
	First elected:	2009
	Term expires:	2020
	Principal occupation:	Private Investor’
	Other directorships:	Member of the board of directors of Controladora Pentafem, S.A.P.I. de C.V., Inmobiliaria Valmex, S.A. de C.V., Inversiones Bursátiles Industriales, S.A. de C.V., Desarrollo Inmobiliaria La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V. and Peñitas, S.A. de C.V.
	Education:	Holds a business administration degree from ITESM

Ricardo Ernesto Saldívar Escajadillo Independent Director	Born:	1952
	First elected:	2006
	Term expires:	2020
	Principal Occupation:	Private Investor
	Other directorships:	Member of the board of directors of Axtel, S.A.B. de C.V. (“Axtel”), ITESM, Universidad TecMilenio and Grupo AlEn.

	Education:	Holds a mechanical and industrial engineering degree from ITESM, a Master’s degrees in systems engineering from Georgia Tech Institute and in executive studies from IPADE

Alfonso de Angoitia Noriega Independent Director	Born:	1962
	First elected:	2015
	Term expires:	2020
	Principal Occupation:	Co-Chief Executive Officer of Televisa
	Other directorships:	Member of the board of directors of Univision Communications, Inc., Banco Mercantil del Norte, S.A., Empresas Cablevisión, S.A. de C.V., Innova, S. de R.L. de C.V., and Liberty Latin America.
	Education:	Holds a law degree from the Universidad Nacional Autónoma de México (“UNAM”)’

Miguel Eduardo Padilla Silva	Born:	1955
	First elected:	2014
	Term expires:	2020
	Principal Occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Grupo Lamosa, S.A.B. de C.V., Club Industrial, A.C., Universidad Tec Milenio and Coppel
Business experience:	Held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of
FEMSA from 2000 to 2003. He held the position of Chief Executive Officer of
FEMSA Comercio from 2004 to 2016 and prior to his current position, he held the
		position of Chief Financial and Corporate Officer of FEMSA from 2016 to 2018
	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and executive management studies at IPADE
Series D Directors

Armando Garza Sada Independent Director	Born:	1957
	First elected:	2003
	Term expires:	2020
	Principal occupation:	Chairman of the board of directors of Alfa, Alpek, S.A.B. de C.V. and Nemak
	Other directorships:	Member of the boards of directors of Axtel, Liverpool, Lamosa, Cemex, BBVA, Grupo PROEZA, S.A.P.I. de C.V. and ITESM
	Business experience:	He has a long professional career in Alfa, including as Executive Vice President of Corporate Development

	Education:	Holds a BS in management from the Massachusetts Institute of Technology and an MBA from Stanford University Graduate School of Business
	Alternate director:	Enrique F. Senior Hernández (Independent Director)
Series D Directors

Moisés Naim Independent Director	Born:	1952
	First elected:	2011
	Term expires:	2020
	Principal occupation:	Distinguished Fellow Carnegie Endowment for International Peace; producer and host of Efecto Naim; author and journalist
	Other directorships:	Member of the board of directors of AES Corporation
	Business experience:	Former Editor in Chief of Foreign Policy Magazine
	Education:	Holds a degree from the Universidad Metropolitana de Caracas, Venezuela, a Master of Science and PhD from the Massachusetts Institute of Technology
	Alternate director:	Francisco Zambrano Rodríguez (Independent Director)

Michael Larson Independent Director	Born:	1959
	First elected:	2011
	Term expires:	2020
	Principal occupation:	Chief Investment Officer of William H. Gates III
	Other directorships:	Member of the board of directors of Republic Services, Inc. and Ecolab, Inc., chairman of the board of trustees of two funds within the Western Asset / Management fund complex
	Education:	Holds an MBA from the University of Chicago and a BA from Claremont McKenna College

Robert Edwin Denham Independent Director	Born:	1945
	First elected:	2001
	Term expires:	2020
	Principal occupation:	Partner at Munger, Tolles & Olson LLP
	Other directorships:	Member of the board of directors of New York Times Co. and Oaktree Capital Group, LLC
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and an MA in Government from Harvard University

Víctor Alberto Tiburcio Celorio Independent Director	Born:	1951
	First elected:	2018
	Term expires:	2020
	Principal occupation:	Independent consultant

Other directorships:	Member of the board of directors and member of the audit committee of Coca-Cola FEMSA, Grupo Palacio de Hierro S.A.B. de CV., Grupo Financiero Scotiabank Inverlat, Profuturo Afore, S.A. de C.V., Grupo Nacional Providencial S.A.B., Frenesillo, Plc; and member of the governance board of ITAM.
Education	Holds a public accountant degree IBERO and an MBA from ITAM

(1)	José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are spouses.
(2)	José Antonio Fernández Carbajal and Francisco Javier Fernández Carbajal are siblings.
(3)	Mariana Garza Lagüera Gonda, Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda are siblings.
(4)	Francisco José Calderón Rojas and José Fernando Calderón Rojas are siblings.
(5)	Alfonso Garza Garza and Juan Carlos Garza Garza are siblings.
(6)	Juan Carlos Garza Garza and Alfonso Garza Garza are cousins of Eva María Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.
(7)	Bertha Michel González and Max Michel González are siblings.
(8)	Alberto Bailleres González is the father of Alejandro Bailleres Gual.

Senior Management

The names and positions of the members of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal Executive Chairman of the Board	Born:	1954
	Joined FEMSA:	1987
	Appointed to current position:	2001
	Principal occupation:	Executive Chairman of the board of directors of FEMSA
Directorships:	Chairman of the board of directors of FEMSA, Coca-Cola FEMSA, Fundación
FEMSA and ITESM; Chairman Emeritus of the US Mexico Foundation; member of the Heineken Holding Board, and vice-chairman of the Heineken Supervisory
Board; chairman of the Americas Committee and member of the Preparatory
Committee and Selection Appointment Committee of Heineken, N.V.; member of the board of directors of Peñoles; co-chairman of the advisory board of the
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
FEMSA from 2000 to 2003. He held the position of Chief Executive Officer of
FEMSA Comercio from 2004 to 2016 and prior to his current position, he held the
		position of Chief Financial and Corporate Officer of FEMSA from 2016 to 2018.
Other business experience:	Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive
Officer of Terza, S.A. de C.V.; his major areas of expertise include operational
		control, strategic planning and financial restructuring
	Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA, Lamosa, Club Industrial, A.C., Universidad Tec Milenio and Coppel
	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and executive management studies at IPADE

Javier Gerardo Astaburuaga Sanjines Vice President of Corporate Development	Born:	1959
	Joined FEMSA:	1982
	Appointed to current position:	2015
Business experience:	Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance; held various senior positions at
FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years was FEMSA Cerveza’s Director of Sales for the north region of México, until 2003, when he was appointed FEMSA Cerveza’s Co-Chief Executive Officer;
held the position of Chief Financial and Corporate Officer of FEMSA from 2006 to
		2015
Directorships:	Member of the board of directors of FEMSA, and the Heineken Supervisory Board.
Alternate member of the board of directors of Coca-Cola FEMSA; member of the audit committee of Heineken N.V., finances and investments committee of ITESM
		and of the investments committee of Grupo Acosta Verde
	Education:	Holds an accounting degree from ITESM and is licensed as a certified public accountant

Alfonso Garza Garza Vice President of Strategic Businesses	Born:	1962
	Joined FEMSA:	1985
	Appointed to current position:	2009

Directorships:	Member of the board of directors of FEMSA, ITESM, Grupo Nutec, S.A. de C.V.
and American School Foundation of Monterrey, A.C.; President of Fondo de Agua
Metropolitano de Monterrey, A.C. and vice-chairman of the executive commission
		of COPARMEX Nacional
Business experience:	Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA
		Cerveza and as Chief Executive Officer of FEMSA Empaques
	Education:	Holds an industrial engineering degree from ITESM and an MBA from IPADE

José González Ornelas Vice President of Administration and Corporate Control	Born:	1951
	Joined FEMSA:	1973
	Appointed to current position:	2001
Business experience:	Has held several managerial positions in FEMSA, including Chief Financial Officer of FEMSA Cerveza, Director of Planning and Corporate Development of FEMSA
		and Chief Executive Officer of FEMSA Logística, S.A. de C.V.
	Directorships:	Member of the board of directors of Productora de Papel, S.A.
	Education:	Holds an accounting degree from UANL and has post graduate studies in business administration from IPADE

Gerardo Estrada Attolini Director of Corporate Finance	Born:	1957
	Joined FEMSA:	2000
	Appointed to current position:	2006
	Business experience:	Held the position of Chief Financial Officer of FEMSA Cerveza from 2001 to 2006 and was Director of Corporate Finance of Grupo Financiero Bancomer from 1995 to 2000
	Education:	Holds a degree in accounting and an MBA from ITESM

Carlos Eduardo Aldrete Ancira General Counsel and Secretary of the Board of Directors	Born: Joined FEMSA: Appointed to current position:	1956 1979 1996
	Directorships:	Secretary of the board of directors of FEMSA, Coca-Cola FEMSA and all other sub-holding companies of FEMSA
	Business experience:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions
	Education:	Holds a law degree from UANL and a master’s degree in Corporate Law from the College of Law of the University of Illinois

Coca-Cola FEMSA

John Anthony Santa Maria Otazua Chief Executive Officer of Coca-Cola FEMSA	Born: Joined FEMSA: Appointed to current position:	1957 1995 2014
Business experience within FEMSA:	Has served as Strategic Planning and Business Development Officer and Chief
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
Chief Executive Officer at the same company. From 2015 to 2016, he was Chief
Financial and Corporate Officer of FEMSA during 2015
	Directorships:	Alternate member of the board of directors of Coca-Cola FEMSA and FEMSA
	Education:	Holds a forest engineering degree from Austral University of Chile and an MBA from Adolfo Ibañez University

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2018, the aggregate compensation paid to our directors by FEMSA was approximately Ps. 56 million. In addition, in the year ended December 31, 2018, Coca-Cola FEMSA paid approximately Ps. 30 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.

For the year ended December 31, 2018, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 2,286 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in note 17 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2018, amounts set aside or accrued for all employees under these retirement plans were Ps. 7,379 million, of which Ps. 2,680  million is already funded.

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

As of April 10, 2019, the trust that manages the EVA stock incentive plan held a total of 2,516,085 BD Units of FEMSA and 831,758 Series L Shares of Coca-Cola FEMSA, each representing 0.07% and 0.04% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

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

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 22, 2019, 6,922,134,985 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 22, 2019 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva María Garza Lagüera Gonda	2,770,230	0.03%	5,470,960	0.13%	5,470,960	0.13%
Mariana Garza Lagüera Gonda	2,835,357	0.03%	5,670,714	0.13%	5,670,714	0.13%
Bárbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Alberto Bailleres González	9,610,577	0.10%	11,934,874	0.28%	11,934,874	0.28%
Alfonso Garza Garza	913,828	0.01%	1,771,756	0.04%	1,771,756	0.04%
Juan Carlos Garza Garza	18,950	0.00%	—	0.00%	—	0.00%
Maximino Michel González	5,629,340	0.06%	11,258,680	0.26%	11,258,680	0.26%
Francisco José Calderón Rojas and José Fernando Calderón Rojas(1)	8,317,629	0.09%	16,558,258	0.38%	16,558,258	0.38%

(1)	Shares beneficially owned through various family-controlled entities.

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with these committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 22, 2019:

•

Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (3) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, our company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: Víctor Alberto Tiburcio Celorio (chairman and financial expert), Alfonso González Migoya and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable U.S. Securities Laws and applicable NYSE listing standards. The secretary (non-member) of the Audit Committee is José González Ornelas, FEMSA’s Vice President of Administration and Corporate Control.

•

Strategy and Finance Committee. The Strategy and Finance Committee’s responsibilities include (1) evaluating the investment and financing policies of our company; (2) evaluating the risk factors to which our company is exposed, as well as evaluating its management policies; (3) making recommendations on our dividend policy; (4) strategic analysis and assessment of our business units and strategic alternatives for their growth and (5) making recommendations to our board of directors on annual operation plans and strategic projects for our business units. The current Strategy and Finance Committee members are: Ricardo Guajardo Touché (chairman), Michael Larson, Federico Reyes García, Robert E. Denham, Francisco Javier Fernández Carbajal, Enrique F. Senior Hernández, José Antonio Fernández Carbajal, Ricardo Saldívar Escajadillo and Javier Gerardo Astaburuaga Sanjines. The secretary (non-member) of the Strategy and Finance Committee is Eugenio Garza y Garza.

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

Employees

As of December 31, 2018, our headcount by geographic region was as follows: 224,164 in Mexico, 8,867 in Central America, 13,880 in Colombia, 4,735 in Venezuela, 27,965 in Brazil, 2,571 in Argentina, 1,242 in the United States, 18 in Ecuador, 388 in Peru, 952 in Uruguay and 12,291 in Chile. We include in the headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2018, 2017 and 2016:

	2018			2017			2016
	Non-Union	Union	Total	Non-Union	Union	Total	Non-Union	Union	Total
Sub-holding company:
Coca-Cola FEMSA(1)	36,042	51,941	87,983	45,111	56,575	101,686	34,010	51,135	85,145
FEMSA Comercio
Proximity Division(1)(2)	70,605	71,823	142,428	69,967	59,788	129,755	69,238	51,645	120,883
Fuel Division(1)	952	6,211	7,163	798	5,041	5,839	737	4,622	5,359
Health Division(1)	3,212	18,762	21,974	3,211	18,282	21,493	3,464	17,782	21,246
Other(1)	15,010	22,515	37,525	13,954	22,300	36,254	12,250	21,261	33,511

Total	125,821	171,252	297,073	133,041	161,986	295,027	119,699	146,445	266,144

(1)	Includes employees of third-party distributors, whom we do not consider to be our employees, amounting to 12,870, 15,917 and 8,745 in 2018, 2017 and 2016.
(2)	Includes non-management store employees, whom we do not consider to be our employees, amounting to 54,332, 57,321 and 58,116 in 2018, 2017 and 2016.

As of December 31, 2018, our subsidiaries had entered 625 collective bargaining or similar agreements with 225 labor unions. In general, we have a good relationship with the labor unions throughout our operations, but we also operate in complex labor environments, such as Nicaragua, Brazil and Argentina.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements between

Sub-holding Companies and Unions

As of December 31, 2018

Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	191	105
FEMSA Comercio(1)	181	14
Others	253	106

Total	625	225

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to our company as of March 22, 2019. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 22, 2019

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares of FEMSA Capital Stock
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,134,985	74.86%					38.69%
William H. Gates III(5)	278,873,490	3.02%	557,746,980	12.9%	557,746,980	12.9%	7.79%

(1)	As of March 22, 2019, there were 2,161,177,770 Series B Shares outstanding.
(2)	As of March 22, 2019, there were 4,322,355,540 Series D-B Shares outstanding.
(3)	As of March 22, 2019, there were 4,322,355,540 Series D-L Shares outstanding.
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

As of March 31, 2019, there were 40 holders of record of ADSs in the United States, which represented approximately 50.53% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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

José Antonio Fernández Carbajal, our Executive Chairman of the Board, serves as a member of the Heineken Holding Board and the Heineken Supervisory Board. Javier Astaburuaga Sanjines, our Vice President of Corporate Development, also serves on the Heineken Supervisory Board. We made purchases of beer and raw materials in the ordinary course of business from the Heineken Group in the amount of Ps. 27,999 million in 2018, Ps. 24,942 million in 2017 and Ps. 16,436 million in 2016. We also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 3,265 million in 2018, Ps. 3,570 in 2017 and Ps. 3,153 million in 2016. As of the end of December 31, 2018, 2017 and 2016, our net balance due to Heineken amounted to Ps. 2,181, Ps. 1,730 and Ps. 1,836 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of Grupo Financiero BBVA Bancomer, a financial services holding company of which Alberto Bailleres González and Ricardo Guajardo Touché who are also directors of FEMSA or Coca-Cola FEMSA, are directors. We made interest expense payments and fees paid to Grupo Financiero BBVA Bancomer in respect of these transactions of Ps. 220 million, Ps. 40 million and Ps. 26 million as of December 31, 2018, 2017 and 2016, respectively. The total amount due to Grupo Financiero BBVA Bancomer as of the end of December 31, 2018, 2017 and 2016 was Ps. 2,947 million, Ps. 352 million and Ps. 395 million, respectively, and we also had a receivable balance with Grupo Financiero BBVA Bancomer of Ps. 11,093, Ps. 1,496 million and Ps. 2,535 million, respectively, as of December 31, 2018, 2017 and 2016.

Until 2015, we maintained an insurance policy covering utility cars issued by GNP, an insurance company of which Alberto Bailleres González and Maximino Michel González, directors of FEMSA, Víctor Alberto Tiburcio Celorio, director of FEMSA and Coca-Cola FEMSA and Alejandro Bailleres Gual, alternate director of FEMSA, are directors. The aggregate amount of premiums paid under the policy was Ps. 12 million, Ps. 32 million and Ps. 63 million in 2018, 2017 and 2016, respectively.

We, along with certain of our subsidiaries, spent Ps. 113 million, Ps. 107 million and Ps. 193 million in the ordinary course of business in 2018, 2017 and 2016, respectively, in publicity and advertisement purchased from Televisa, a media corporation in which our directors Alberto Bailleres González and Alfonso de Angoitia Noriega, our alternate director and director of Coca-Cola FEMSA, Enrique F. Senior Hernández and Herbert A. Allen III, director of Coca-Cola FEMSA, serve as directors.

FEMSA Comercio, in its ordinary course of business, purchased Ps. 5,763 million, Ps. 4,802 million and Ps. 4,184 million in 2018, 2017 and 2016, respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, Daniel Servitje Montull, one of Coca-Cola FEMSA’s directors, and Jaime A. El Koury, one of Coca-Cola FEMSA’s alternate directors, are directors. FEMSA Comercio also purchased Ps. 1,656 million, Ps. 1,290 million and 871 million in 2018, 2017 and 2016, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Ricardo Guajardo Touché, Alfonso Garza Garza, Alfonso González Migoya, Ricardo Saldívar Escajadillo and Armando Garza Sada, who are directors or alternate directors of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of ITESM, also, Carlos Aldrete Ancira, Secretary of the Board of Directors of FEMSA and Coca-Cola FEMSA, is alternate secretary of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2018, 2017 and 2016 donations to ITESM amounted to Ps. 192 million, Ps. 108 million and Ps. 1 million, respectively.

José Antonio Fernández Carbajal, Alfonso Garza Garza, Federico Reyes Garcia, Javier Astaburuaga Sanjines, Miguel Eduardo Padilla Silva, José González Ornelas, John Anthony Santa Maria Otazua, Charles H. McTier, Carlos Aldrete Ancira and Daniel Alberto Rodríguez Cofré, who are directors, alternate directors or senior officers of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2018, 2017 and 2016, donations to Fundación FEMSA, A.C. amounted to Ps. 113 million, Ps. 23 million and Ps. 62 million, respectively.

Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with TCCC and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from TCCC. Total expenses charged to Coca-Cola FEMSA by TCCC for concentrates were approximately Ps. 32,379 million, Ps. 30,758 million and Ps. 38,146 million in 2018, 2017 and 2016, respectively. Coca-Cola FEMSA and TCCC pay and reimburse each other for marketing expenditures. TCCC also contributes to Coca-Cola FEMSA’s coolers, bottles and case investment program. Coca-Cola FEMSA received contributions to its marketing expenses of Ps. 3,542 million, Ps. 4,023 million and Ps. 4,518 million in 2018, 2017 and 2016, respectively.

In 2007 and 2008, Coca-Cola FEMSA sold most of its proprietary brands to TCCC. The proprietary brands are licensed back to Coca-Cola FEMSA by TCCC pursuant to its bottler agreements.

In Argentina, Coca-Cola FEMSA purchases plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of TCCC with operations in Argentina, Chile, Brazil and Paraguay in which TCCC has a substantial interest.

Coca-Cola FEMSA purchases products from Jugos del Valle, a Mexican joint business acquired together with TCCC, in the amount of Ps.2,872 million, Ps.2,604 million and Ps.2,428 million in 2018, 2017 and 2016, respectively, which is mainly related to certain juice-based beverages that are part of its product portfolio. Coca-Cola FEMSA purchases products from Leão Alimentos, a Brazilian business acquired together with TCCC, in the amount of Ps.2,654 million, Ps.4,010 million, and Ps.3,448 in 2018, 2017 and 2016, respectively, which is mainly related to certain juice-based beverages and teas that are part of its product portfolio. In 2013, Coca-Cola FEMSA acquired, through its subsidiary Controladora de Inversiones en Bebidas Refrescantes, S.L. (“CIBR”), a 51.0% stake in KOF Philippines from TCCC. In December 2018, CIBR completed the sale of its stake in KOF Philippines back to the TCCC through exercise of CIBR’s option to sell.

See note 14 to our audited consolidated financial statements for additional information about our related party transactions.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-187, incorporated herein by reference.

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

Coca-Cola FEMSA

Mexico

Antitrust Matters. During 2000, the COFECE, motivated by complaints filed by PepsiCo and certain of its bottlers in Mexico, began an investigation of TCCC Export Corporation and the Mexican Coca-Cola bottlers for alleged monopolistic practices through exclusivity arrangements with certain retailers. Nine of Coca-Cola FEMSA’s Mexican subsidiaries, including those acquired through its merger with Grupo Tampico, Grupo CIMSA and Grupo Fomento Queretano, were involved in this matter. After the corresponding legal proceedings in 2008, a Mexican Federal Court rendered an adverse judgment against three of Coca-Cola FEMSA’s nine Mexican subsidiaries involved in the proceedings, upholding a fine of approximately Ps. 10.5 million imposed by COFECE on each of the three subsidiaries and ordering the immediate suspension of such practices of alleged exclusivity arrangements and conditional dealings. On August 7, 2012, a Federal Court dismissed and denied an appeal that Coca-Cola FEMSA filed on behalf of one of its subsidiaries after the merger with Grupo Fomento Queretano, which had received an adverse judgment. Coca-Cola FEMSA filed a motion for reconsideration on September 12, 2012, which was resolved on March 22, 2013 confirming the Ps. 10.5 million fine imposed by the COFECE. With respect to the complaints against the remaining six subsidiaries, a favorable resolution was issued in the Mexican Federal Courts and, consequently, the COFECE withdrew the fines and ruled in favor of six of our subsidiaries on the grounds of insufficient evidence to prove individual and specific liability in the alleged antitrust violations.

In addition, among the companies involved in the 2000 complaint filed by PepsiCo and other bottlers in Mexico, were some of Coca-Cola FEMSA’s less significant subsidiaries acquired with the Grupo Yoli merger. On June 30, 2005, the COFECE imposed a fine on one of our subsidiaries for approximately Ps.10.5 million. A motion for reconsideration on this matter was filed on September 21, 2005, which was resolved by the COFECE confirming the original resolution on December 1, 2005. A constitutional challenge (amparo) was filed against said resolution and a Federal Court issued a favorable resolution in our benefit. Both the COFECE and PepsiCo filed appeals against said resolution and a Circuit Court in Acapulco, Guerrero resolved to request the COFECE to issue a new resolution regarding the Ps. 10.5 million fine. COFECE then fined our subsidiary again, for the same amount. A new amparo claim was filed against said resolution; such amparo claim was resolved in favor of the COFECE in 2018 confirming the original resolution and requiring the payment of the fine together with surcharges for an amount of Ps. 17 million. Coca-Cola FEMSA duly and timely paid this fine in full in October 2018.

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

The following table sets forth information regarding our capital stock as of March 22, 2019:

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

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 31, 2019, approximately 50.53% of BD Units traded in the form of ADSs.

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

Settlement is effected three business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Comisión Nacional Bancaria y de Valores (“CNBV”). Most securities traded on the Mexican Stock Exchange, including ours, are on deposit with S.D. Indeval Institución para el Depósito de Valores S.A. de C.V., which we refer to as “Indeval,” a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

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

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 and 228 BIS of the Mexican General Corporations Law, Articles 53 and 108(ii) of the Mexican Securities Law and in our bylaws. These matters include: amendments to our bylaws, liquidation, dissolution, merger, spin-off and transformation from one form of corporate organization to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require a general shareholders’ extraordinary meeting to consider the cancellation of the registration of shares with the Mexican Registry of Securities (“RNV”) or with other foreign stock exchanges on which our shares may be listed, the amortization of distributable earnings into capital stock, and an increase in our capital stock in terms of the Mexican Securities Law. General meetings called to consider all other matters, including increases or decreases affecting the variable portion of our capital stock, are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year. Holders of BD Units or B Units are entitled to attend all shareholders meetings of the Series B Shares and Series D Shares and to vote on matters that are subject to the vote of holders of the underlying shares.

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

Shareholders meetings may be called by the board of directors, the audit committee or the corporate practices committee and, under certain circumstances, a Mexican court. Additionally, holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in the electronic system of the Secretary of Economy (Secretaría de Economía) and in the Official State Gazette of Nuevo León (Periódico Oficial del Estado de Nuevo León, or the “Official State Gazette”) or a newspaper of general distribution in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whoever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication only to the extent that all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice involving such shareholders meeting. To attend a meeting, shareholders must deposit their shares with our company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

In addition to the provisions of the Mexican General Corporations Law, the ordinary shareholders meeting shall be convened to approve any transaction that, in a fiscal year, represents 20% or more of the consolidated assets of our company as of the immediately prior quarter, whether such transaction is executed in one or several operations, to the extent that, according to the nature of such transactions, they may be deemed the same. All shareholders shall be entitled to vote on in such ordinary shareholders meeting, including those with limited or restricted voting rights.

Dividend Rights

At the AGM, the board of directors submits the financial statements of our company for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders. Dividends may only be paid if net profits are sufficient to offset losses from prior fiscal years.

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

Our bylaws provide that shareholders will not have preemptive rights to subscribe shares in the event of a capital stock increase or listing of treasury stock in any of the following events: (i) merger of our company; (ii) conversion of obligations (conversion de obligaciones) in terms of the Mexican General Credit Instruments and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito); (iii) public offering made according to the terms of articles 53, 56 and related provisions of the Mexican Securities Law; and (iv) capital increase made through the payment in kind of the issued shares or through the cancellation of debt of our company.

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

Management of our Company

Management of our company is entrusted to the board of directors and also to the chief executive officer, who is required to follow the strategies, policies and guidelines approved by the board of directors and the authority, obligations and duties expressly authorized in the Mexican Securities Law.

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

Surveillance

Surveillance of our company is entrusted to the board of directors, which shall be supported in the performance of these functions by the corporate practices committee, the audit committee and our external auditor. The external auditor may be invited to attend board of directors meetings as an observer, with a right to participate but without voting rights.

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

In the event of actions derived from any breach of the duty of care and the duty of loyalty, liability is exclusively in favor of our company. The Mexican Securities Law establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.

Notwithstanding, the Mexican Securities Law provides that the members of the board of directors will not incur, individually or jointly, liability for damages and losses caused to our company, when their acts were made in good faith, in any of the following events: (1) the directors complied with the requirements of the Mexican Securities Law and with our company’s bylaws; (2) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt; (3) the negative economic effects could not have been foreseen, based on the information available; and (4) they comply with the resolutions of the shareholders’ meeting when such resolutions comply with applicable law.

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

Taxation

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our ADSs, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs. For purposes of this summary, the term “U.S. holder” means a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships that hold ADSs, or partners therein, nonresident aliens present in the United States for more than 182 days in a taxable year, or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that will hold our ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the shares by vote or value (including ADSs) of our company.

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

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico for tax purposes and that does not hold our ADSs in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico, but his or her Center of Vital Interests (Centro de Intereses Vitales) (as defined in the Mexican Tax Code) is located in Mexico and, among other circumstances, when more than 50% of that person’s total income during a calendar year comes from within Mexico. A legal entity is a resident of Mexico if it has either its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

Taxation of Dividends. Under Mexican income tax law, dividends, either in cash or in kind, paid with respect to our shares represented by our ADSs are not subject to Mexican withholding tax if such dividends were distributed from the net taxable profits generated before 2014. Dividends distributed from the net taxable profits account (CUFIN) generated after or during 2014 will be subject to Mexican withholding tax at a rate of 10%.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs generally is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or “PFIC,” as further explained below under “Passive Foreign Investment Company Rules”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2019 taxable year.

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

Passive Foreign Investment Company Rules. Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either

•	75 percent or more of our gross income for the taxable year is passive income; or

•	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.

Although we do not believe that we are a PFIC and do not anticipate becoming a PFIC, the determination whether we are a PFIC must be made annually based on the facts and circumstances at that time, some of which may be beyond our control, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. If we are classified as a PFIC, and you do not make one of the elections described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your ADSs at death.

You can avoid the unfavorable rules described in the preceding paragraph by electing to mark your ADSs to market, provided the ADSs are considered “marketable.” The ADSs will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including the New York Stock Exchange, or on a foreign stock exchange that meets certain requirements. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your ADSs at the end of your taxable year over your basis in those ADSs. If at the end of your taxable year, your basis in the ADSs exceeds their fair market value, you will be entitled to deduct the excess as an ordinary loss, but only to the extent of your net mark-to-market gains from previous years. Your adjusted tax basis in the ADSs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain you recognize upon the sale of your ADSs will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of your net mark-to-market gains from previous years. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

If you are a U.S. Holder that owns an equity interest in a PFIC, you generally must annually file IRS Form 8621, and may be required to file other IRS forms. A failure to file one or more of these forms as required may toll the running of the statute of limitations in respect of each of your taxable years for which such form is required to be filed. As a result, the taxable years with respect to which you fail to file the form may remain open to assessment by the IRS indefinitely, until the form is filed.

You should consult your own tax advisor regarding the U.S. federal income tax considerations discussed above and the desirability of making a mark-to-market election.

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

Material Contracts Relating to Coca-Cola FEMSA

Shareholders Agreement

Coca-Cola FEMSA operates pursuant to a shareholders agreement among our company and TCCC and certain of its subsidiaries. This agreement, together with Coca-Cola FEMSA’s bylaws, sets forth the basic rules pursuant to which Coca-Cola FEMSA operates.

In February 2010, Coca-Cola FEMSA’s main shareholders, FEMSA and TCCC, amended the shareholders agreement, and Coca-Cola FEMSA’s bylaws were amended accordingly. The amendment mainly related to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which may be taken by the board of directors by simple majority voting. Also, the amendment provided that payment of dividends, up to an amount equivalent to 20% of the preceding years’ retained earnings, may be approved by a simple majority of the voting capital stock and any payment of dividends above 20.0% of the preceding years’ retained earnings shall require the approval of a majority of the voting capital stock, which majority must also include a majority of Coca-Cola FEMSA Series D shares. Any decision on extraordinary matters, as they are defined in Coca-Cola FEMSA’s bylaws and which include, among other things, any new business acquisition, business combinations or any change in the existing line of business shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by TCCC.

Under Coca-Cola FEMSA’s bylaws and shareholders agreement, its Series A Shares, Series B Shares and Series D Shares are the only shares with full voting rights and, therefore, control actions by its shareholders.

The shareholders agreement also sets forth the principal shareholders’ understanding as to the effect of adverse actions of TCCC under the bottler agreements. Coca-Cola FEMSA’s bylaws and shareholders agreement provide that a majority of the directors appointed by the holders of its Series A Shares, upon making a reasonable, good faith determination that any action of TCCC under any bottler agreement between TCCC and Coca-Cola FEMSA or any of its subsidiaries is materially adverse to Coca-Cola FEMSA’s business interests and that TCCC has failed to cure such action within 60 days of notice, may declare a “simple majority period,” as defined in Coca-Cola FEMSA’s bylaws, at any time within 90 days after giving notice. During the simple majority period certain decisions, namely the approval of material changes in Coca-Cola FEMSA’s business plans, the introduction of a new, or termination of an existing, line of business, and related-party transactions outside the ordinary course of business, to the extent the presence and approval of at least two Coca-Cola FEMSA Series D directors would otherwise be required, can be made by a simple majority vote of its entire board of directors, without requiring the presence or approval of any Coca-Cola FEMSA Series D director. A majority of the Coca-Cola FEMSA Series A directors may terminate a simple majority period but, once having done so, cannot declare another simple majority period for one year after the termination. If a simple majority period persists for one year or more, the provisions of the shareholders agreement for resolution of irreconcilable differences may be triggered, with the consequences outlined in the following paragraph.

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

In the event that (1) one of the principal shareholders buys the other’s interest in Coca-Cola FEMSA in any of the circumstances described above or (2) the beneficial ownership of TCCC or FEMSA is reduced below 20% of our outstanding voting stock, and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement will be terminated and Coca-Cola FEMSA’s bylaws will be amended to eliminate all share transfer restrictions and all special-majority voting and quorum requirements.

The shareholders agreement also contains provisions relating to the principal shareholders’ understanding as to Coca-Cola FEMSA’s growth. It states that it is TCCC’s intention that Coca-Cola FEMSA will be viewed as one of a small number of its “anchor” bottlers in Latin America. In particular, the parties agree that it is desirable that Coca-Cola FEMSA expands by acquiring additional bottler territories in Mexico and other Latin American countries in the event any become available through horizontal growth. In addition, TCCC has agreed, subject to a number of conditions, that if it obtains ownership of a bottler territory that fits with Coca-Cola FEMSA’s operations, it will give Coca-Cola FEMSA the option to acquire such territory. TCCC has also agreed to support reasonable and sound modifications to Coca-Cola FEMSA’s capital structure to support horizontal growth. TCCC’s agreement as to horizontal growth expires upon either the elimination of the super-majority voting requirements described above or TCCC’s election to terminate the agreement as a result of a default.

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both TCCC and our company that were memorialized in writing prior to completion of the acquisition. Although the memorandum has not been amended, Coca-Cola FEMSA continues to develop its relationship with TCCC (through, inter alia, acquisitions and taking on new product categories), and Coca-Cola FEMSA therefore believes that the memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The main terms are as follows:

•

The shareholder arrangements between our company and TCCC and certain of its subsidiaries will continue in place. On February 1, 2010, FEMSA amended its shareholders agreement with TCCC. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—The Shareholders Agreement.”

•	We will continue to consolidate Coca-Cola FEMSA’s financial results under IFRS.

•	TCCC and our company will continue to discuss in good faith the possibility of implementing changes to Coca-Cola FEMSA’s capital structure in the future.

•

TCCC may require the establishment of a different long-term strategy for Brazil. If, after taking into account Coca-Cola FEMSA’s performance in Brazil, TCCC does not consider Coca-Cola FEMSA to be part of this long-term strategic solution for Brazil, then Coca-Cola FEMSA will sell its Brazilian franchise to TCCC or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures. In light of the performance of Coca-Cola FEMSA’s business in Brazil and the fact that TCCC authorized Coca-Cola FEMSA to acquire four Coca-Cola bottlers in Brazil from 2008 to 2017 and participate in the acquisition of Brazilian operations of Jugos del Valle, Leão Alimentos, Laticínios Verde Campo Ltda and the AdeS business in Brazil, Coca-Cola FEMSA believe that this provision is no longer applicable.

•

Coca-Cola FEMSA would like to keep open strategic alternatives that relate to the integration of sparkling beverages and beer. TCCC, our company and Coca-Cola FEMSA would explore these alternatives on a market-by-market basis at the appropriate time.

•

TCCC agreed to sell to us sufficient shares to permit us to beneficially own 51% of Coca-Cola FEMSA outstanding capital stock (assuming that we do not sell any shares and that there are no issuances of Coca-Cola FEMSA stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, we acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA Series D shares from certain subsidiaries of TCCC, representing 9.4% of the total outstanding voting shares and 8% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D shares to Series A shares.

•

Coca-Cola FEMSA may be entering some markets where significant infrastructure investment may be required. TCCC and our company will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that our company and TCCC will reach an agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.

Cooperation Framework with The Coca-Cola Company

In July 2016, Coca-Cola FEMSA announced a new, comprehensive framework with TCCC. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long-term, which will allow both companies to focus on continuing to drive the business forward and generating profitable growth. The cooperation framework contemplates the following main objectives:

•

Long term guidelines to the relationship economics. Concentrate prices for sparkling beverages in Mexico will gradually increase beginning in July 2017 through July 2019. Based on Coca-Cola FEMSA’s internal estimates for revenues and sales volume mix, Coca-Cola FEMSA currently expects the incremental cost in Mexico to be the Mexican peso equivalent of approximately US$ 35 million per year for each year during such period.

•

Other Concentrate Price Adjustments. Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico will take into account investment and profitability levels that are beneficial both to Coca-Cola FEMSA and TCCC.

•

Marketing and commercial strategies. Coca-Cola FEMSA and TCCC are committed to implementing marketing and commercial strategies as well as productivity programs to maximize profitability. Coca-Cola FEMSA believes that these initiatives will partially mitigate the effects of concentrate price adjustments.

TCCC also recognized Coca-Cola FEMSA’s strong operating model and execution capabilities. With respect to territories of TCCC’s Bottling Investments Group that it may divest in the future, Coca-Cola FEMSA has reached an understanding with TCCC to assess, on a preferred basis, the acquisition of available territories.

Bottler Agreements

Bottler agreements are the standard agreements for each territory that TCCC enters into with bottlers. Pursuant to Coca-Cola FEMSA’s bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages in all of its territories from affiliates of TCCC and sweeteners and other raw materials from companies authorized by TCCC.

These bottler agreements also provide that Coca-Cola FEMSA will purchase its entire requirement of concentrate for Coca-Cola trademark beverages at prices, terms of payment and on other terms and conditions of supply as determined from time to time by TCCC at its sole discretion. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency, net of applicable taxes. Although the price multipliers used to calculate the cost of concentrate and the currency of payment, among other terms, are set by TCCC at its sole discretion, Coca-Cola FEMSA sets the price of products sold to customers at its discretion, subject to the applicability of price restraints imposed by authorities in certain territories. Coca-Cola FEMSA has the exclusive right to distribute Coca-Cola trademark beverages for sale in its territories in authorized containers of the nature approved by the bottler agreements and currently used by Coca-Cola FEMSA. These containers include various configurations of cans and returnable and non-returnable bottles made of glass, aluminum and plastic and fountain containers.

The bottler agreements include an acknowledgment by Coca-Cola FEMSA that TCCC is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the formulas with which TCCC’s concentrates are made. Subject to Coca-Cola FEMSA’s exclusive right to distribute Coca-Cola trademark beverages in its territories, TCCC reserves the right to import and export Coca-Cola trademark beverages to and from each of Coca-Cola FEMSA’s territories. Coca-Cola FEMSA’s bottler agreements do not contain restrictions on TCCC’s ability to set the price of concentrates and do not impose minimum marketing obligations on TCCC. The prices at which Coca-Cola FEMSA purchases concentrate under the bottler agreements may vary materially from the prices Coca-Cola FEMSA has historically paid. However, under Coca-Cola FEMSA’s bylaws and the shareholders agreement among TCCC and certain of its subsidiaries and our subsidiaries, an adverse action by TCCC under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by TCCC.

This provides Coca-Cola FEMSA with limited protection against TCCC’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to such shareholder agreement and our bylaws. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—The Shareholders Agreement.”

TCCC has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. TCCC may also introduce new beverages in Coca-Cola FEMSA’s territories in which case Coca-Cola FEMSA has a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then exist with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit Coca-Cola FEMSA from producing, bottling or handling beverages other than Coca-Cola trademark beverages, or other products or packages that would imitate, infringe upon or cause confusion with the products, trade dress, containers or trademarks of TCCC, except under the authority of, or with the consent of, TCCC. The bottler agreements also prohibit Coca-Cola FEMSA from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of TCCC so as to conform to policies approved by TCCC. In particular, Coca-Cola FEMSA is obligated to:

•

maintain plant and equipment, staff and distribution facilities capable of manufacturing, packaging and distributing the Coca-Cola trademark beverages in authorized containers in accordance with its bottler agreements and in sufficient quantities to satisfy fully the demand in its territories;

•	undertake adequate quality control measures established by TCCC;

•	develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;

•	maintain a sound financial capacity as may be reasonably necessary to assure performance by it and its subsidiaries of its obligations to TCCC; and

•	submit annually to TCCC its marketing, management, promotional and advertising plans for the ensuing year.

TCCC contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in Coca-Cola FEMSA’s territories during 2016 and has reiterated its intention to continue providing such support as part of Coca-Cola FEMSA’s cooperation framework. Although Coca-Cola FEMSA believes that TCCC will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by TCCC may vary materially from the levels historically provided. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—The Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with TCCC for each of the territories where it operates, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of the date of this report, Coca-Cola FEMSA had:

•

four bottler agreements in Mexico: (i) the agreement for the Valley of Mexico territory, which is up for renewal in June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) ) the agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Gulf territory, which is up for renewal in May 2025;

•	two bottler agreements in Brazil, which are up for renewal in October 2027;

•	three bottler agreements in Guatemala, one of which is up for renewal in March 2025 and two in April 2028;

•	one bottler agreement in Argentina, which is up for renewal in September 2024;

•	one bottler agreement in Colombia, which is up for renewal in June 2024;

•	one bottler agreement in Costa Rica, which is up for renewal in September 2027;

•	one bottler agreement in Nicaragua, which is up for renewal in May 2026;

•	one bottler agreement in Panama, which is up for renewal in November 2024; and

•	one bottler agreement in Uruguay, which is up for renewal in June 2028.

As of date of this report, Coca-Cola FEMSA’s investee KOF Venezuela had one bottler agreement, which is up for renewal in August 2026.

The bottler agreements are subject to termination by TCCC in the event of default by Coca-Cola FEMSA. The default provisions include limitations on the change in ownership or control of Coca-Cola FEMSA and the assignment or transfer of the bottler agreements and are designed to preclude any person not acceptable to TCCC from obtaining an assignment of a bottler agreement or from acquiring Coca-Cola FEMSA independently of other rights set forth in the shareholders’ agreement. These provisions may prevent changes in Coca-Cola FEMSA’s principal shareholders, including mergers or acquisitions involving sales or dispositions of Coca-Cola FEMSA’s capital stock, which will involve an effective change of control, without the consent of TCCC. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—The Shareholders Agreement.”

Coca-Cola FEMSA has also entered into tradename license agreements with TCCC pursuant to which it is authorized to use certain trademark names of TCCC with Coca-Cola FEMSA’s corporate name. These agreements have a ten-year term and are automatically renewed for ten-year terms, but are terminated if Coca-Cola FEMSA ceases to manufacture, market, sell and distribute Coca-Cola trademark products pursuant to the bottler agreements or if the shareholders agreement is terminated. TCCC also has the right to terminate any license agreement if Coca-Cola FEMSA uses its trademark names in a manner not authorized by the bottler agreements.

Material Contracts Relating to our Heineken Investment

Share Exchange Agreement

On January 11, 2010, FEMSA and certain of our subsidiaries entered into a share exchange agreement, which we refer to as the Share Exchange Agreement, with Heineken Holding N.V. and Heineken N.V. The Share Exchange Agreement required Heineken N.V., in consideration for 100% of the shares of EMPREX Cerveza, S.A. de C.V. (now Heineken Mexico Holding, S.A. de C.V.), which we refer to as “EMPREX Cerveza,” to deliver at the closing of the Heineken transaction 86,028,019 newly-issued Heineken N.V. shares to FEMSA with a commitment to deliver, pursuant to the ASDI, 29,172,504 Allotted Shares over a period of not more than five years from the date of the closing of the Heineken transaction. As of October 5, 2011, we had received the totality of the Allotted Shares.

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

In September 2017, FEMSA sold shares equivalent to 3.9% of Heineken N.V.’s capital stock and shares equivalent to 2.67% of Heineken Holding N.V.’s capital stock. This sale decreased FEMSA’s economic interest in Heineken from 20.0% to 14.76%.

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

Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Any filings we make electronically are available to the public over the internet at the SEC’s web site at www.sec.gov and at our website at www.femsa.com. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our business activities require the holding or issuing of derivative financial instruments that expose us to market risks related to changes in interest rates, foreign currency exchange rates, equity risk and commodity price risk.

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2018, we had outstanding total debt of Ps. 128,664 million, of which 16.9% bore interest at variable interest rates and 83.1% bore interest at fixed interest rates. After giving effect to derivative hedging contracts, as of December 31, 2018, 84.9% of our total debt was fixed rate and 15.1% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage includes the effect of cross-currency and interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate (“LIBOR,” a benchmark rate used for Eurodollar loans), the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”), and the Treasury Certificates (Certificados de la Tesorería, or “CETES”) rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2018, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2018 exchange rate of Ps. 19.635 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2018 of:

•

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

•	long-term notes payable and capital leases, based on quoted market prices; and

•	cross-currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2018.

As of December 31, 2018, the fair value represents an increase in total debt of Ps. 77 million more than book value.

Principal by Year of Maturity

(in millions of Mexican pesos)	At December 31,(1)										2024 and Thereafter		Carrying Value at December 31, 2018		Fair Value at December 31, 2018		Carrying Value at December 31, 2017(1)
	2019		2020		2021		2022		2023
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans		157		—		—		—		—		—		157		141		106
Interest rate		36.8%		—		—		—		—		—		36.8%		—		22.4%
Chilean pesos
Bank loans		594		—		—		—		—		—		594		594		770
Interest rate		3.2%		—		—		—		—		—		3.2%		—		3.1%
U.S. dollars
Bank loans		—		—		—		—		—		—		—		—		—
Interest rate		—		—		—		—		—		—		—		—		—
Finance leases		10.0		—		—		—		—		—		10		10		—
Interest rate		3.3%		—		—		—		—		—		3.3%		—		—
Uruguayan pesos
Bank loans		771		—		—		—		—		—		771		771		—
Interest rate		10.0%		—		—		—		—		—		10.0%		—		—
Variable rate debt:
Mexican pesos
Bank loans		450		—		—		—		—		—		450		450		—
Interest rate		9.2%		—		—		—		—		—		9.2%		—		—
Colombian pesos
Bank loans		454		—		—		—		—		—		454		454		1,951
Interest rate		5.6%		—		—		—		—		—		5.6%		—		—
Chilean pesos
Bank loans		—		—		—		—		—		—		—		—		3
Interest rate		—		—		—		—		—		—		—		—		6.1%

Total short-term debt	Ps.	2,436	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,436	Ps.	2,420	Ps.	2,830

(in millions of Mexican pesos)	At December 31,(1)										2024 and Thereafter		Carrying Value at December 31, 2018		Fair Value at December 31, 2018		Carrying Value at December 31, 2017(1)
	2019		2020		2021		2022		2023
Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	22,439	Ps.	—	Ps.	22,439	Ps.	23,063	Ps.	23,449
Interest rate		—		—		—		—		1.70%		—		1.7%		—		1.8%
U.S. dollars
Yankee bond		—		9,829		—		—		17,557		11,818		39,204		40,716		48,043
Interest rate		—		4.6%		—		—		3.9%		5.3%		4.5%		—		4.1%
U.S. dollars Promissory Note		4,652		—		—		—		—		—		4,652		4,516		—
Interest rate		0.4%		—		—		—		—		—		0.4%		—		—
Bank of NY (FEMSA USD 2023)		—		—		—		—		5,849		—		5,849		5,657		5,852
Interest rate (1)		—		—		—		—		2.9%		—		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		13,504		13,504		13,229		13,510
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Finance leases		5		2		—		—		—		7		7		7		13
Interest rate (1)		17.8%		8.1%		—		—		—		14.7%		14.7%		—		3.8%
Mexican pesos
Units of investment (UDIs)		—		—		—		—		—		—		—		—		—
Interest rate		—		—		—		—		—		—		—		—		—
Domestic senior notes		—		—		2,498		—		7,495		8,488		18,481		17,218		18,479
Interest rate		—		—		8.3%		—		5.5%		7.9%		6.9%		—		6.9%
Bank loans		33		32		12		—		—		—		77		77		—
Interest rate		—		—		8.3%		—		—		—		6.4%		—		—
Brazilian reais
Bank loans		209		129		78		67		38		24		545		531		1,033
Interest rate		5.8%		5.9%		6.0%		6.1%		6.4%		6.6%		6.0%		—		5.7%
Notes payable(2)		—		—		—		—		—		—		—		—		6,707
Interest rate		—		—		—		—		—		—		—		—		0.4%
Chilean pesos
Bank loans		—		—		—		—		—		—		—		—		40
Interest rate		—		—		—		—		—		—		—		—		7.9%
Finance leases		31		26		17		—		—		—		74		—		98
Interest rate		3.7%		3.5%		3.2%		—		—		—		3.5%		—		3.5%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		728
Interest rate		—		—		—		—		—		—		—		—		9.6%
Finance leases		—		—		—		—		—						—		17
Interest rate		—		—		—		—		—		—		—		—		4.2%
Uruguayan pesos												—		—
Bank loans		—		573		—		—		—		—		573		573		—
Interest rate		—		10.2%		—		—		—		—		10.2%		—		—

Subtotal	Ps.	4,930	Ps.	10,591	Ps.	2,605	Ps.	67	Ps.	53,378	Ps.	33,834	Ps.	105,405	Ps.	105,661	Ps.	117,969

(1)	All interest rates shown in this table are weighted average contractual annual rates.

(in millions of Mexican pesos)	At December 31,(1)										2024 and Thereafter		Carrying Value at December 31, 2018		Fair Value at December 31, 2018		Carrying Value at December 31, 2017(1)
	2019		2020		2021		2022		2023
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	4,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,025	Ps.	4,062	Ps.	4,032
Interest rate(1)		—		3.3%		—		—		—		—		3.3%		—		2.1%
Mexican pesos
Domestic senior notes		—		—		—		1,497		—		—		1,497		1,276		1,496
Interest rate(1)		—		—		—		8.6%		—		—		8.6%		—		7.7%
Bank loans		5,049		145		5,492		38		7		—		10,731		10,731		—
Interest rate(1)		8.60%		10.1%		8.6%		10.1%		10.1%		—		8.6%		—		—
Brazilian reais
Bank loans		244		198		57		6		—		—		505		527		870
Interest rate		9.4%		9.5%		10.4%		10.4%		—		—		9.5%		—		8.5%
Notes payable		5		—		—		—		—		—		5		5		15
Interest rate		0.4%		—		—		—		—		—		0.4%		—		0.4%
Colombian pesos
Bank loans		424		424		—		—		—		—		848		848		—
Interest rate		5.6%		5.7%		—		—		—		—		5.7%		—		—
Chilean pesos
Bank loans		586		978		645		663		340		—		3,212		3,211		4,136
Interest rate		4.3%		4.1%		4.0%		4.1%		3.9%		—		4.1%		—		4.1%

Subtotal	Ps.	6,308	Ps.	5,770	Ps.	6,194	Ps.	2,204	Ps.	347	Ps.	—	Ps.	20,823	Ps.	20,660	Ps.	10,549

Total long-term debt	Ps.	11,238	Ps.	16,361	Ps.	8,799	Ps.	2,271	Ps.	53,725	Ps.	33,834	Ps.	126,228	Ps.	126,321	Ps.	128,518

Current portion of long term debt														(11,238)				(10,760)

													Ps.	114,990			Ps.	117,758

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)

Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

Hedging Derivative Financial Instruments (1)	2019		2020		2021		2022		2023		2024 and Thereafter		Total 2018		Total 2017
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
U.S. dollars to Mexican pesos
Fixed to variable (2)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	11,403	Ps.	—	Ps.	11,403	Ps.	11,403
Interest pay rate		—		—		—		—		9.8%		—		9.8%		8.9%
Interest receive rate		—		—		—		—		4.0%		—		4.0%		4.0%
Fixed to fixed		—		9,841		—		—		3,038		6,889		19,768		19,818
Interest pay rate		—		9.0%		—		—		7.7%		9.7%		9.1%		9.1%
Interest receive rate		—		3.9%		—		—		3.9%		4.0%		3.9%		3.9%
U.S. dollars to Brazilian reais
Fixed to variable		4,652		—		—		—		—		—		4,652		19,617
Interest pay rate		4.7%		—		—		—		—		—		4.7%		6.0%
Interest receive rate		0.4%		—		—		—		—		—		0.4%		2.0%
Variable to variable		—		—		—		—		—		—		—		19,617
Interest pay rate		—		—		—		—		—		—		—		6.6%
Interest receive rate		—		—		—		—		—		—		—		2.5%
Fixed to fixed		—		4,559		—		—		—		—		4,559		—
Interest pay rate		—		8.3%		—		—		—		—		8.3%		—
Interest receive rate		—		2.9%		—		—		—		—		2.9%		—
Variable to fixed		—		—		4,035		—		9,448		—		13,483		—
Interest pay rate		—		—		7.9%		—		9.5%		—		9.0%		—
Interest receive rate		—		—		2.9%		—		3.9%		—		3.6%		—
Chilean pesos
Variable to fixed		—		364		—		—		—		—		364		620
Interest pay rate		—		6.9%		—		—		—		—		6.9%		6.9%
Interest receive rate		—		4.6%		—		—		—		—		4.6%		3.9%

Interest rate swap:
Mexican pesos
Variable to fixed rate:		19		—		513		617		1,698		—		2,847		3,515
Interest pay rate		6.5%		—		7.6%		6.6%		5.8%		—		6.3%		5.8%
Interest receive rate		3.8%		—		3.8%		4.5%		3.9%		—		4.0%		4.5%
Variable to fixed rate (2):
Interest pay rate		—		—		—		—		7.2%		—		7.2%		7.2%
Interest receive rate		—		—		—		—		9.8%		—		9.8%		8.9%

(1)	All interest rates shown in this table are weighted average contractual annual rates.

(2)

Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 9.8% and pay a fixed rate of 7.2%; joined with a cross currency swap, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 9.8%.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2018 would increase our interest expense by approximately Ps. 134 million, or 1.95%, over the 12-month period of 2019, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we operate, relative to the U.S. dollar. In 2018, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency at December 31, 2018

Region	Currency	% of Consolidated Total Revenues
Mexico and Central America(1)	Mexican peso and others	72%
South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso, Uruguayan peso and Peru sol.	28%

(1)	Mexican peso, Quetzal, Balboa, Colon, Cordoba and U.S. dollar.

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. As of December 31, 2018, after giving effect to all cross-currency swaps and interest rate swaps, 41.2% of our long-term indebtedness was denominated in Mexican pesos, 16.2% was denominated in U.S. Dollars, 18.6% was denominated in Euros, 18.5% was denominated in Brazilian reais, 3.2% was denominated in Chilean pesos and 1.1% was denominated in Colombian pesos, 1.1% Uruguayan pesos and 0.1% in Argentine pesos. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Argentine pesos, Chilean pesos and U.S. dollars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

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

As of December 31, 2018, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 5,808 million, for which we have recorded a net fair value asset of Ps. 68 million. The maturity date of these forward agreements is in 2019. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2018, a gain of Ps. 87 million on expired forward agreements was recorded in our consolidated results.

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

As of December 31, 2018, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 1,734 million, for which we have recorded a net fair value asset of Ps. 24 million as part of cumulative other comprehensive income. The maturity date of these options was in 2019.

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

As of December 31, 2018, we have long-term debt in the amount of €1,000. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange gain, net of tax, of Ps. 724 million, which is as part of the exchange differences on translation of foreign operation within the cumulative other comprehensive income.

The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the Euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian reais and Colombian peso, would have on our equity and profit or loss:

Foreign Currency Risk	Change in Exchange Rate	Effect on Equity
2018
FEMSA (1)	+12 MXN/EUR	Ps. (116)
	-12% MXN/EUR	116
Coca-Cola FEMSA	+13% MXN/USD	668
	-13% MXN/USD	(668)
	+16% BRL/USD	413
	-16% BRL/USD	(413)
	+8% UYU/USD	46
	-8% UYU/USD	(46)
	+12% COP/USD	2
	-12% COP/USD	(2)
	+27% ARS/USD	522
	-27% ARS/USD	(522)
2017
FEMSA (1)	+13% MXN/EUR	Ps. (141)
	-13% MXN/EUR	141

	+8% CLP/USD	2
	-8% CLP/USD	(2)
Coca-Cola FEMSA	+12% MXN/USD	626
	-12% MXN/USD	(625)
	+14% BRL/USD	234
	-14% BRL/USD	(234)
	+9% COP/USD	73
	-9% COP/USD	(73)
	+10% ARS/USD	29
	-10% ARS/USD	(29)
2016
FEMSA(1)	+17% MXN/EUR	Ps. (293)
	-17% MXN/EUR	293
	+11% CLP/USD	12
	-11% CLP/USD	(12)
Coca-Cola FEMSA	+18% BRL/USD	203
	-18% BRL/USD	(203)
	+17% MXN/USD	916
	-17% MXN/USD	(916)
	+18% COP/USD	255
	-18% COP/USD	(255)

(1)	Does not include Coca-Cola FEMSA.

As of December 31, 2018, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,738 million that expire in 2019, for which we have recorded a net fair value asset of Ps. 502 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 18,126 million that expire in 2020, for which we have recorded a net fair value asset of Ps. 637 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,774 million that expire in 2021, for which we have recorded a net fair value asset of Ps. 615 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 396 million that expire in 2023, for which we have recorded a net fair value liability of Ps. 7 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 23,948 million that expire in 2026, for which we have recorded a net fair value asset of Ps. 7,422 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 813 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 154 million; and (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,889 million that expire in 2028, for which we have recorded a net fair value asset of Ps. 160 million.

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

Certain cross-currency swap instruments did not meet the hedging criteria for accounting purposes. For the years ended December 31, 2018, 2017 and 2016 no changes in the estimated fair value were recorded in the income statement.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2018 would result in a foreign exchange gain increasing our consolidated net income by approximately Ps. 7,998 million over the 12-month period of 2019, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and Euros.

As of April 19, 2019, the exchange rates relative to the U.S. dollar of all the countries where we operate, as well as their devaluation/revaluation effect compared to December 31, 2018, were as follows:

Country	Currency	Exchange Rate as of April 19, 2019	(Devaluation) / Revaluation
Mexico	Mexican peso	18.9516	3.7%
Brazil	Brazilian reais	3.94	(1.6)%
Colombia	Colombian peso	3,160.48	2.7%
Argentina	Argentine peso	41.90	(11.1)%
Costa Rica	Colon	598.63	2.1%
Guatemala	Quetzal	7.63	1.4%
Nicaragua	Cordoba	32.81	(1.5)%
Panama	U.S. dollar	1.00	—
Euro Zone	Euro	0.89	(1.8)%
Peru	Nuevo sol	3.30	2.4%
Chile	Chilean peso	660.48	5.1%
Uruguay	Uruguayan peso	34.24	(5.7)%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we operate, relative to the U.S. dollar, occurring on December 31, 2018, would produce a reduction (or gain) in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	7,998
Brazil	Brazilian reais	3,200
Colombia	Colombian peso	1,372
Costa Rica	Colon	478
Argentina	Argentine peso	311
Guatemala	Quetzal	82
Nicaragua	Cordoba	112
Panama	U.S. dollar	119
Peru	Nuevo sol	3
Chile	Chilean peso	860
Euro Zone	Euro	6,534
U.S.A	U.S. dollar	1,749

Equity Risk

As of December 31, 2018, 2017 and 2016, we did not have any equity derivative agreements, other than as described in notes 2.3.1.8 and 20.7 of our audited consolidated financial statements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2018, we had various derivative instruments contracts with maturity dates through 2019, notional amounts of Ps. 2,791 million and a fair value liability of Ps. 236 million. The results of our commodity price contracts for the years ended December 31, 2018, 2017, and 2016, were a gain of Ps. 258 million, gain of Ps. 6 million, and gain of Ps. 241 million, respectively, which were recorded in the results of each year.

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

ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including in connection with share distributions, stock splits	Up to US$ 5.00 per 100 ADSs (or portion thereof)
Distribution of dividends	Up to US$ 0.02 per ADS
Withdrawal of shares underlying ADSs	Up to US$ 5.00 per 100 ADSs (or portion thereof)

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2018, this amount was US$1,068,522.80.

ITEMS 13-14.	NOT APPLICABLE

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 framework in “Internal Controls— Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

In accordance with applicable guidance provided by SEC, our management assessment and conclusions of internal control effectiveness over financial reporting as of December 31, 2018 excludes an assessment of the internal control over financial reporting of Café del Pacífico, S.A.P.I. de C.V. (“Caffenio”), Alimentos y Bebidas Atlántida, S.A. (“ABASA”), Comercializadora y Productora de Bebidas Los Volcanes S.A. (“Los Volcanes”) and Montevideo Refrescos S.R.L. (“MONRESA”). These acquisitions represented 1.7% and 2.0% of our total assets and net assets, respectively, as of December 31, 2018, and 2.5% of our revenues, for the year ended December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the shareholders and the board of directors of

Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on Internal Control over Financial Reporting

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the 2013 Framework) (the COSO criteria). In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 1) Café del Pacífico, S.A.P.I. de C.V. (“Caffenio”) consolidated since May 2018, 2) Alimentos y Bebidas Atlántida S.A. (“ABASA”) and Comercializadora y Productora de Bebidas Los Volcanes, S.A. (“Los Volcanes”), consolidated since April 2018; and 3) Montevideo Refrescos S.R.L. (“MONRESA”), consolidated since July 2018, which collectively constituted 1.7% and 2.0% of total and net assets, respectively, as of December 31, 2018 and 2.5% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over these subsidiaries.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes, and our report dated April 24, 2018, expressed an unqualified opinion thereon.

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

April 24, 2019.

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2018, 2017 and 2016, Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.

The following table summarizes the aggregate fees billed to us in 2018, 2017 and 2016 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
	2018	2017	2016
	(in millions of Mexican pesos)
Audit fees	Ps.139	Ps.129	Ps.111
Audit-related fees	10	18	15
Tax fees	24	13	14
Other fees	8	1	4
Total	Ps.181	Ps.161	Ps.144

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

We did not purchase any of our equity securities in 2018. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Period	Total Number of BD Units Purchased	Average Price Paid per BD Units	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2018	2,598,083	Ps. 179.15	—	—

ITEM 16F.	NOT APPLICABLE

ITEM 16G.	CORPORATE GOVERNANCE

Pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Law and the regulations issued by the CNBV. We also disclose the extent of compliance with the Código de Principios y Mejores Prácticas de Gobierno Corporativo (Mexican Code of Principles and Best Corporate Governance), which was created by a group of Mexican business leaders and was endorsed by the Mexican Stock Exchange.

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

Nominating/Corporate Governance Committee: A nominating/corporate governance committee composed entirely of independent directors is required.	Nominating/Corporate Governance Committee: We are not required to have a nominating committee, and the Mexican Code of Best Corporate Practices does not provide for a nominating committee.

NYSE Standards	Our Corporate Governance Practices

However, Mexican law requires us to have a Corporate Practices Committee. Our Corporate Practices Committee is composed of four members, and as required by the Mexican Securities Law and our bylaws, the four members are independent, and its chairman is elected at the shareholders’ meeting.

Compensation Committee: A compensation committee composed entirely independent directors is required.	Compensation Committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

Audit Committee: Listed companies must have an audit committee satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the NYSE independence standards.	Audit Committee: We have an Audit Committee of three members, as required by the Mexican Securities Law. Each member of the Audit Committee is an independent director, and its chairman is elected at the shareholders’ meeting.

Equity compensation plan: Equity compensation plans require shareholder approval, subject to limited exemptions.	Equity compensation plan: Shareholder approval is not required under Mexican law or our bylaws for the adoption and amendment of an equity compensation plan. Such plans should provide for general application to all executives. Our current equity compensation plans have been approved by our board of directors.

Code of business conduct and ethics: Corporate governance guidelines and a code of conduct and ethics are required, with disclosure of any waiver for directors or executive officers.	Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at http://ir.femsa.com/code_ethics.cfm. If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16H.	NOT APPLICABLE

ITEM 17.	NOT APPLICABLE

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 through F-187, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on April 22, 2008, together with an English translation thereof (incorporated by reference to Exhibit 1.1 of FEMSA’s Annual Report on Form 20-F filed on June 30, 2008 (File No. 333-08752)).

1.2	Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Emprex and FEMSA dated as of January 11, 2010 (incorporated by reference to Exhibit 1.2 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.3	First Amendment to Share Exchange Agreement by and between Heineken Holding N.V., Heineken N.V., Compañía Internacional de Bebidas, S.A. de C.V., Emprex and FEMSA dated as of April 26, 2010 (incorporated by reference to Exhibit 1.3 of FEMSA’s Annual Report on Form 20-F filed on June 25, 2010 (File No. 333-08752)).

1.4	Corporate Governance Agreement, dated April 30, 2010, between Heineken Holding N.V., Heineken N.V., L’Arche Green N.V., FEMSA and CB Equity (incorporated by reference to Exhibit 1.4 of FEMSA’s Annual Report on Form 20-F filed on April 27, 2012 (File No. 333-08752)).

2.1	Deposit Agreement, as further amended and restated as of May 11, 2007, among FEMSA, The Bank of New York Mellon (formerly The Bank of New York), and all owners and holders from time to time of any American Depositary Receipts, including the form of American Depositary Receipt (incorporated by reference to FEMSA’s registration statement on Form F-6 filed on April 30, 2007 (File No. 333-142469)).

2.2	Specimen certificate representing a BD Unit, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, together with an English translation (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 33-8618)).*

2.3	Indenture dated, as of February 5, 2010, among Coca-Cola FEMSA and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.4	First Supplemental Indenture dated as of February 5, 2010 among Coca-Cola FEMSA and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.5	Second Supplemental Indenture, dated as of April 1, 2011, among Coca-Cola FEMSA, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as Guarantor, and The Bank of New York Mellon (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 001-12260)).

2.6	Indenture, dated as of April 8, 2013, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent, and Transfer Agent (incorporated by reference to Exhibit 4.1 of FEMSA’s registration statement on Form F-3 filed on April 9, 2013 (File No. 333-187806)).

2.7	First Supplemental Indenture, dated as of May 10, 2013, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent, including the form of global note therein (incorporated by reference to Exhibit 1.4 to FEMSA’s registration statement on Form 8-A filed on May 17, 2013 (File No. 001-35934)).

2.8	Third Supplemental Indenture, dated as of September 6, 2013, among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333-187275)).

2.9	Fourth Supplemental Indenture, dated as of October 18, 2013, among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No. 333-187275)).

2.10	Fifth Supplemental Indenture, dated as of November 26, 2013, among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on December 5, 2013 (File No.1-12260)).

2.11	Sixth Supplemental Indenture dated as of January 21, 2014 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-12260)).

2.12	Seventh Supplemental Indenture, dated as of November 23, 2015, among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as successor guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.9 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 15, 2016 (File No. 1-12260)).

2.13	Second Supplemental Indenture, dated as of March 18, 2016, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, and The Bank of New York Mellon SA/NV, Dublin Branch, as Irish Paying Agent, including the form of global note therein (incorporated by reference to Exhibit 2.13 of FEMSA’s Annual Report on Form 20-F filed on April 21, 2016 (File No. 1-35934)).

3.1	Amended Voting Trust Agreement among certain principal shareholders of FEMSA , together with an English translation (incorporated by reference to FEMSA’s Schedule 13D as amended, filed on August 11, 2005 (File No. 005-54705)).

4.1	Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca-Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2	Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3	Second Amendment, dated February 1, 2010, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

4.4	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.5	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 33-67380)).*

4.6	Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

4.7	Supplemental Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the southeast of Mexico (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Registration Statement on Form F-1 filed on August 13, 1993 (File No. 33-67380)).*

4.8	Amendments, dated May 17 and July 20, 1995, to Bottler Agreement and Letter of Agreement, dated August 22, 1994, each with respect to operations in Argentina between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 10.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).*

4.9	Bottler Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.4 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).*

4.10	Supplemental Agreement, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA (with English translation) (incorporated by reference to Exhibit 10.6 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).*

4.11	Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).*

4.12	Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).*

4.13	Supply Agreement, dated June 21, 1993, between Coca-Cola FEMSA and FEMSA Empaques (incorporated by reference to FEMSA’s registration statement on Form F-4 filed on April 9, 1998 (File No. 33-8618)).*

4.14	Bottler Agreement and Side Letter, dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.15	Bottler Agreement and Side Letter dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.16	Coca-Cola Tradename License Agreement dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 33-8618)).*

4.17	Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas, S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.18	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.19	Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.20	Supply Agreement, dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

4.21	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).*

4.22	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.23	Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.24	Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.25	Bottler Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.1 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).*

4.26	Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).*

4.27	The Coca-Cola Company Memorandum to Steve Heyer from Jose Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

4.28	Shareholders Agreement, dated as of January 25, 2013, by and among KOF Philippines, Coca-Cola South Asia Holdings, Inc., Coca-Cola Holdings (Overseas) Limited and Controladora de Inversiones en Bebidas Refrescantes, S.L. (incorporated by reference to Exhibit 4.27 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on March 15, 2013 (File No. 1-12260)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 24, 2019.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 24, 2019.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 24, 2019.

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

*	This was a paper filing, and is not available on the SEC Website.

Omitted from the exhibits filed with this annual report are certain instruments and agreements with respect to our long-term debt, none of which authorizes the issuance of securities in a total amount that exceeds 10% of our total assets. We hereby agree to furnish to the SEC copies of any such omitted instruments or agreements as the SEC requests.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 24, 2019

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of

Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits and the report of the other auditors, the financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Heineken N.V. (a corporation in which the Company has an 8.63% interest at December 31, 2018 and 2017) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 12.26% interest at December 31, 2018 and 2017) (collectively “Heineken”). In the consolidated financial statements, the Company’s investment in Heineken includes its share of the net assets of Ps. 47,765 (€. 2,199) and Ps. 46,349 (€. 1,966) million at December 31, 2018 and 2017, respectively, and its equity in the net income of Heineken of Ps. 6,320, (€. 281), Ps. 7,656 (€. 357) and Ps. 6,430 (€. 308) million for the years ended December 31, 2018, 2017 and 2016, respectively, which are exclusive of the impact of goodwill and other adjustments recorded by the Company. The financial statements of Heineken were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included above for Heineken, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 24, 2019 expressed an unqualified opinion thereon.

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

April 24, 2019.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2018 (1)	2018		2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$3,160	Ps.	62,047	Ps.	96,944
Investments	6	1,575		30,924		2,160
Trade accounts receivables, net	7	1,434		28,164		32,316
Inventories	8	1,817		35,686		34,840
Recoverable taxes	24	840		16,488		11,284
Other current financial assets	9	45		878		756
Other current assets	9	174		3,420		2,888

Total current assets		9,045		177,607		181,188

NON CURRENT ASSETS
Equity accounted investees	10	4,803		94,315		96,097
Property, plant and equipment, net	11	5,531		108,602		116,712
Intangible assets, net	12	7,416		145,610		154,093
Deferred tax assets	24	843		16,543		15,853
Other non-current financial assets	13	1,191		23,387		12,073
Other non-current assets	13	526		10,317		12,525

Total non-current assets		20,310		398,774		407,353

TOTAL ASSETS		$29,355	Ps.	576,381	Ps.	588,541

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	18	$124	Ps.	2,436		Ps.2,830
Current portion of non-current debt	18	572		11,238		10,760
Interest payable		49		964		976
Trade payable		2,653		52,101		48,625
Accounts payable		691		13,568		17,538
Taxes payable		625		12,264		11,214
Other current financial liabilities	25	453		8,893		13,079

Total current liabilities		5,167		101,464		105,022

NON-CURRENT LIABILITIES
Bank loans and notes payable	18	5,856		114,990		117,758
Post-employment benefits	16	239		4,699		5,373
Deferred tax liabilities	24	300		5,886		6,133
Other non-current financial liabilities	25	114		2,232		2,797
Provisions and other non-current liabilities	25	590		11,568		14,546

Total non-current liabilities		7,099		139,375		146,607

TOTAL LIABILITIES		12,266		240,839		251,629

EQUITY
Controlling interest:
Capital stock		171		3,348		3,348
Additional paid-in capital		1,367		26,850		26,808
Retained earnings		11,093		217,802		201,868
Other comprehensive income		461		9,053		18,267

Total controlling interest		13,092		257,053		250,291

Non-controlling interest	21	3,997		78,489		86,621

TOTAL EQUITY		17,089		335,542		336,912

TOTAL LIABILITIES AND EQUITY		$29,355	Ps.	576,381	Ps.	588,541

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2018, 2017 and 2016.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	2018 (1)	2018		2017 (2)		2016
Net sales		$23,881	Ps.	468,894	Ps.	439,239	Ps.	398,622
Other operating revenues		43		850		693		885

Total revenues		23,924		469,744		439,932		399,507
Cost of goods sold		15,002		294,574		277,842		251,303

Gross profit		8,922		175,170		162,090		148,204

Administrative expenses		882		17,313		15,222		14,730
Selling expenses		5,835		114,573		105,880		95,547
Other income	19	34		673		31,951		1,157
Other expenses	19	150		2,947		33,866		5,909
Interest expense	18	500		9,825		11,092		9,646
Interest income		144		2,832		1,470		1,299
Foreign exchange (loss) gain, net		(13)		(248)		4,934		1,131
Monetary position gain, net		11		216		1,590		2,411
Market value (loss) gain on financial instruments		(18)		(355)		(204)		186

Income before income taxes from continuing operations and share of profit in equity accounted investees		1,713		33,630		35,771		28,556
Income taxes	24	518		10,169		10,213		7,888
Share of the profit of equity accounted investees, net of tax	10	318		6,252		7,923		6,507

Net income from continuing operations		1,513		29,713		33,480		27,175
Net income from discontinued operations	4	171		3,366		3,726		—

CONSOLIDATED NET INCOME		1,684		33,079		37,206		27,175

Controlling interest from continuing operations		1,148		22,560		40,863		21,140
Controlling interest from discontinued operations		73		1,430		1,545		—
Non-controlling interest from continuing operations		364		7,153		(7,383)		6,035
Non-controlling interest from discontinued operations		99		1,936		2,181		—

CONSOLIDATED NET INCOME		$1,684	Ps.	33,079	Ps.	37,206	Ps.	27,175

Basic earnings per share of continuing operations
Per series “B” share	23	$0.06	Ps.	1.13	Ps.	2.04	Ps.	1.05
Per series “D” share	23	0.07		1.41		2.55		1.32
Basic earnings per share of discontinued operations
Per series “B” share	23	—		0.07		0.08		—
Per series “D” share	23	—		0.09		0.10		—
Diluted earnings per share of continuing operations
Per series “B” share	23	0.06		1.13		2.04		1.05
Per series “D” share	23	0.07		1.41		2.55		1.32
Diluted earnings per share of discontinued operations
Per series “B” share	23	—		0.07		0.08		—
Per series “D” share	23	—		0.09		0.10		—

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	Revised to reflect the discontinued Philippines operations of Coca-Cola FEMSA – See Note 4.2.1

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018, 2017 and 2016.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2018 (1)	2018		2017 (2)		2016
CONSOLIDATED NET INCOME		$1,684	Ps.	33,079	Ps.	37,206	Ps.	27,175

Items that will be reclassified to consolidated net income, net of tax:
Valuation of the effective portion of derivative financial instruments	20	(30)		(592)		(439)		1,732
Income (loss) on hedge of a net investment in foreign operations	18	37		724		(1,259)		(1,443)
Exchange differences on the translation of foreign operations and equity accounted investees		(671)		(13,174)		14,482		30,763
Share of other comprehensive loss of equity accounted investees	10	(18)		(360)		(2,013)		(2,228)

Total items that will be reclassified		(682)		(13,402)		10,771		28,824

Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Loss due to changes in the fair value in equity financial instruments		(53)		(1,039)		—		—
Share of other comprehensive income (loss) of equity accounted investees		30		597		69		(1,004)
Remeasurements of the net defined benefit liability		28		551		(7)		(167)

Total items that will not be reclassified		5		109		62		(1,171)

Other items of comprehensive (loss) income, net of tax		(677)		(13,293)		10,833		27,653

Consolidated comprehensive income, net of tax		$1,007	Ps.	19,786	Ps.	48,039	Ps.	54,828

Controlling interest comprehensive income		753		14,776		46,052		39,330
Reattribution to non-controlling interest of other comprehensive income by acquisition of Vonpar		–		—		(51)		—

Controlling interest comprehensive income		$753	Ps.	14,776	Ps.	46,001	Ps.	39,330

Non-controlling interest comprehensive income		254		5,010		1,987		15,498
Reattribution from controlling interest of other comprehensive income by acquisition of Vonpar		–		—		51		—

Non-controlling interest comprehensive income		254		5,010		2,038		15,498

Consolidated comprehensive income, net of tax		$1,007	Ps.	19,786	Ps.	48,039	Ps.	54,828

Out of which:
Controlling comprehensive income from continuing operations, net of tax		$231	Ps.	4,540	Ps.	20,895	Ps.	25,891
Controlling comprehensive income from discontinued operations, net of tax		245		4,804		1,790		—
Non-controlling comprehensive income from continuing operations, net of tax		521		10,236		25,106		28,937
Non-controlling comprehensive income from discontinued operations, net of tax		11		206		248		—

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	Revised to reflect the discontinued operations of Coca-Cola FEMSA Philippines– See Note 4.2.1

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2018, 2017 and 2016.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Fair value in equity financial instrument		Valuation of the effective portion of derivative financial		Exchange differences on the translation of foreign operations and equity accounted investees		Remeasurements of the net defined benefit liability		Total Controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2016		Ps.	3,348	Ps.	25,807	Ps.	156,532	Ps.	—	Ps.	606	Ps.	(2,688)	Ps.	(2,081)	Ps.	181,524	Ps.	60,332	Ps.	241,856

Consolidated net income			—		—		21,140		—		—		—		—		21,140		6,035		27,175
Other comprehensive income (loss), net			—		—		—		—		2,057		17,241		(1,108)		18,190		9,463		27,653

Total other comprehensive income (loss)			—		—		21,140		—		2,057		17,241		(1,108)		39,330		15,498		54,828
Dividends declared and paid	21, 22		—		—		(8,355)		—		—		—		—		(8,355)		(3,690)		(12,045)
Issuance (purchase) of share-based compensation plans	17		—		(74)		—		—		—		—		—		(74)		9		(65)
Other equity instruments from acquisition of Vonpar	4		—		—		—		—		—		—		—		—		(485)		(485)
Other acquisitions and remeasurements	4		—		—		—		—		—		—		—		—		1,710		1,710
Contributions from non-controlling interest	21		—		—		—		—		—		—		—		—		892		892
Other movements in equity accounted investees, net	14		—		—		(521)		—		—		—		—		(521)		—		(521)

Balances as of December 31, 2016		Ps.	3,348	Ps.	25,733	Ps.	168,796	Ps.	—	Ps.	2,663	Ps.	14,553	Ps.	(3,189)	Ps.	211,904	Ps.	74,266	Ps.	286,170

	Notes	Capital stock		Additional paid-in capital		Retained earnings			Fair value in equity financial instrument	Valuation of the effective portion of derivative financial instrument		Exchange differences on the translation of foreign operations and equity accounted investees		Remeasurements of the net defined benefit liability		Total controlling interest		Non-controlling interest		Total equity
Consolidated net income			—		—		42,408		—		—		—		—		42,408		(5,202)		37,206
Other comprehensive income (loss), net			—		—		—		—		(47)		3,607		33		3,593		7,240		10,833

Total other comprehensive income (loss)			—		—		42,408		—		(47)		3,607		33		46,001		2,038		48,039
Dividends declared and paid	21, 22		—		—		(8,636)		—		—		—		—		(8,636)		(3,622)		(12,258)
Issuance of share-based compensation plans	17		—		(89)		—		—		—		—		—		(89)		50		(39)
Capitalization of issued shares to former owners of Vonpar in Coca-Cola FEMSA	4		—		1,164		—		—		2		47		2		1,215		2,867		4,082
Acquisitions of non-controlling interest	4		—		—		—		—		—		—		—		—		(322)		(322)
Contribution from non-controlling interest	21		—		—		—		—		—		—		—		—		272		272
Recognition of non-controlling interest upon consolidation of CCFPI	4		—		—		—		—		—		—		—		—		11,072		11,072
Recycling from net defined benefit liability on partial disposal of equity accounted investees	14		—		—		(596)		—		—		—		596		—		—		—
Other movements in equity accounted investees, net	10		—		—		(104)		—		—		—		—		(104)		—		(104)

Balances as of December 31, 2017		Ps.	3,348	Ps.	26,808	Ps.	201,868		—	Ps.	2,618	Ps.	18,207	Ps.	(2,558)	Ps.	250,291	Ps.	86,621	Ps.	336,912

	Notes	Capital Stock		Additional paid-in capital		Retained earnings			Fair value in equity financial instrument	Valuation of the effective portion of derivative financial instrument		Exchange differences on the translation of foreign operations and equity accounted investees		Remeasurements of the net defined benefit liability		Total controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2018			3,348		26,808		201,868		—		2,618		18,207		(2,558)		250,291		86,621		336,912
Accounting standard adoption effects (IFRS 9), net of tax	2		—		—		(229)		—		—		—		—		(229)		(150)		(379)
Adoption of IAS 29 for Argentina			—		—		1,269		—		—		—		—		1,269		1,418		2,687

Adjusted balance at January 1, 2018			3,348		26,808		202,908		—		2,618		18,207		(2,558)		251,331		87,889		339,220

Consolidated net income			—		—		23,990		—		—		—		—		23,990		9,089		33,079
Other comprehensive income (loss), net			—		—		—		(491)		(727)		(8,988)		992		(9,214)		(4,079)		(13,293)

Total other comprehensive income (loss)			—		—		23,990		(491)		(727)		(8,988)		992		14,776		5,010		19,786
Dividends declared and paid	21,22		—		—		(9,220)		—		—		—		—		(9,220)		(3,713)		(12,933)
Issuance of share-based compensation plans	17		—		42		—		—		—		—		—		42		31		73
Contribution from non-controlling interest	21		—		—		—		—		—		—		—		—		412		412
Derecognition upon disposal of controlling interest in Philippines	4		—		—		—		—		—		—		—		—		(11,140)		(11,140)
Other movements in equity accounted investees, net of tax	10		—		—		124		—		—		—		—		124		—		124

Balances as of December 31, 2018		Ps.	3,348	Ps.	26,850	Ps.	217,802	Ps.	(491)	Ps.	1,891	Ps.	9,219	Ps.	(1,566)	Ps.	257,053	Ps.	78,489		Ps. 335,542

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2018 (1)	2018		2017 (2)		2016
OPERATING ACTIVITIES
Income before income taxes from discontinued operations	$67	Ps.	1,308	Ps.	1,265	Ps.	—
Income before income taxes from continuing operations	$2,031	Ps.	39,882	Ps.	43,694	Ps.	35,063

Non-cash items adjustments:
Operating expenses	111		2,171		3,166		4,111
Non-operating expenses	—		—		25,817		—
Depreciation	749		14,698		13,799		12,076
Amortization	129		2,539		1,841		1,633
Gain on sale of long-lived assets	(9)		(174)		(210)		(170)
(Gain) loss on sale of shares	—		—		(30,112)		8
Disposal of long-lived assets	26		518		451		238
Impairment of long-lived assets	22		432		2,063		—
Share of the profit of equity accounted investees, net of taxes	(318)		(6,252)		(7,923)		(6,507)
Interest income	(144)		(2,832)		(1,470)		(1,299)
Interest expense	500		9,825		11,092		9,646
Foreign exchange loss (gain), net	13		248		(4,934)		(1,131)
Monetary position (gain) loss, net	(11)		(216)		(1,590)		(2,411)
Market value loss (gain) on financial instruments	18		355		204		(186)

Net cash flow from operating activities before changes in operating accounts	3,117		61,194		55,888		51,071
Trade accounts receivable and other current assets	(124)		(2,426)		(11,182)		(1,889)
Other current financial assets	19		379		1,417		(1,395)
Inventories	(194)		(3,809)		(2,808)		(4,936)
Derivative financial instruments	(1)		(23)		18		130
Trade accounts payable and other accounts	250		4,906		7,344		15,337
Other non-current liabilities	38		752		309		968
Other current financial liabilities	(28)		(544)		1,769		2,642
Employee benefits paid	(21)		(412)		(661)		(476)

Net cash generated from operations	3,056		60,017		52,094		61,452
Income taxes paid	(642)		(12,603)		(18,659)		(11,321)

Net cash generated by operating activities from discontinued operations	33		654		5,435		—

Net cash generated by operating activities from continuing operations	2,414		47,414		33,435		50,131

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2018, 2017 and 2016.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2018 (1)	2018		2017 (2)		2016
INVESTING ACTIVITIES
Proceeds from the sale of subsidiary, net of cash disposed	390		7,649		—		—
Acquisition of Coca-Cola FEMSA, net of cash acquired (see Note 4)	(290)		(5,692)		—		—
Deconsolidation in Coca-Cola FEMSA Venezuela (see Note 3.3)	—		—		(170)		—
Partial payment of Vonpar, net	—		—		—		(13,198)
Other acquisitions, net	(16)		(321)		—		(5,032)
Equity accounted investees	(5)		(98)		(889)		(2,189)
Partial disposal of investment in Heineken Group	—		—		50,790		—
Purchase of investments	(2,062)		(40,487)		(2,539)		(118)
Proceeds from investments	—		—		—		20
Interest received	139		2,736		1,470		1,299
Derivative financial instruments	5		99		(35)		(220)
Dividends received from equity accounted investees	124		2,443		3,277		3,276
Property, plant and equipment acquisitions	(1,099)		(21,584)		(19,484)		(19,083)
Disposal of property, plant and equipment	24		467		491		574
Acquisition of intangible assets	(91)		(1,793)		(3,003)		(2,309)
Investment in other assets	(60)		(1,182)		(1,222)		(1,709)
Collections of other assets	8		166		94		2
Investment in other financial assets	(3)		(65)		(184)		(23)
Collection in other financial assets	—		—		—		65

Net cash (used in) generated by investing activities from discontinued operations	(49)		(962)		2,820		—

Net cash (used in) generated by investing activities from continuing operations	(2,936)		(57,662)		28,596		(38,645)

FINANCING ACTIVITIES
Proceeds from borrowings	823		16,155		13,599		26,629
Payments of bank loans	(875)		(17,182)		(18,130)		(5,458)
Interest paid	(346)		(6,799)		(6,547)		(5,470)
Derivative financial instruments	(117)		(2,288)		(1,579)		(3,471)
Dividends paid	(659)		(12,933)		(12,450)		(12,045)
Acquisition of non-controlling interest	—		—		(663)		892
Other financing activities	2		36		634		220
Financing from Vonpar’s acquisition	—		—		4,082		—

Net cash used in financing activities from discontinued operations	(2)		(37)		(485)		—

Net cash (used) generated by financing activities from continuing operations	(1,172)		(23,011)		(21,054)		1,297

(Decrease) increase in cash and cash equivalents from continuing operations	(1,694)		(33,258)		40,977		12,783
Increase in cash and cash equivalents from discontinued operations	49		963		9,035		—
Cash and cash equivalents at the beginning of the period	4,937		96,944		43,637		29,396
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(132)		(2,602)		3,295		1,458

Cash and cash equivalents at the end of the period	$3,160	Ps.	62,047	Ps.	96,944	Ps.	43,637

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	Revised to reflect the discontinued Philippines operations of Coca-Cola FEMSA – See Note 4.2.1

The accompanying notes are an integral part of these consolidated statements of cash flows.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 1. Company business

Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“FEMSA” or the Company), incorporated in 1936, is a public company established as a sociedad anónima bursátil de capital variable under the Mexican laws leading subsidiaries that are direct and indirect sub-holding companies in businesses in which the Company operates as beverage industry through Coca-Cola FEMSA; retail industry through FEMSA Comercio Proximity, Fuel and Health Divisions; beer industry through the Heineken investment and other businesses.

The following is a description of the Company’s businesses, along with its interest ownership in each reportable segment:

	% Ownership
Business	2018	2017	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.2% (1) (63.0% of the voting shares)	47.2% (1) (63.0% of the voting shares)	Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Uruguay (see Note 4). As of December 31, 2018, The Coca-Cola Company (“TCCC”) indirectly owns 27.8% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 25% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and on the New York Stock Exchange, Inc. (“NYSE”) in the form of American Depositary Shares (“ADS”).

FEMSA Comercio — Proximity Division (3)	100%	100%	Small-box retail chain format operations in Mexico, Colombia, Peru, United States and Chile, mainly under the trade name “OXXO”.

FEMSA Comercio — Fuel Division	100%	100%	Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO GAS” with operations in Mexico.

FEMSA Comercio — Health Division	Various (2)	Various (2)	Drugstores operations in Chile and Colombia, mainly under the trademark “Cruz Verde” and Mexico under various brands such as YZA, La Moderna and Farmacon.

Heineken investment	14.8%	14.8%	Heineken N.V. and Heineken Holding N.V. shares, which represents an aggregate of 14.8% economic interest in both entities (Heineken Group).

Other businesses	100%	100%	Companies engaged in the production and distribution of coolers, commercial refrigeration equipment, plastic cases, food processing, preservation and weighing equipment; logistic transportation and maintenance services to FEMSA’s subsidiaries and to third parties.

(1)	The Company controls Coca-Cola FEMSA’s relevant activities.
(2)

The former shareholders of Farmacias YZA hold a 18.6% stake in Cadena Comercial de Farmacias, S.A.P.I. de C.V., a subsidiary of FEMSA that holds all pharmacy business in Mexico (which we refer to as “CCF”). In addition, FEMSA Comercio – Health Division through one of its subsidiaries, Cadena Comercial de Farmacias Sudamérica, S.P.A., holds a 60% stake in Grupo Socofar, see Note 4.1.2.

(3)

In 2018, the Company made a change in its reporting segment previously named FEMSA Comercio – Retail Division in which the activities not directly related with FEMSA Comercio – Retail Division where eliminated from the Proximity stores, including restaurant and discount retail units, before including in this operating segment. The reclassified operations from this segments is now included in “Others”.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Eduardo Padilla Silva and the Chief Corporate Financial Officer Gerardo Estrada Attolini on February 21, 2019. These consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 27, 2019 and by the Annual Shareholders meeting on March 22, 2019. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Corporate Financial Officer on April 24, 2019 and subsequent events have been considered through that date (see Note 29).

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on historical cost basis, except for the following:

•	Derivative financial instruments.

•	Long-term notes payable on which fair value hedge accounting is applied.

•	Trust assets of post-employment and other long-term employee benefit plans.

The carrying values of assets and liabilities designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationship.

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are restated in terms of the measuring unit at the end of the reporting period.

2.2.1 Presentation of consolidated income statement

The Company’s consolidated income statement classifies its related costs and expenses by function accordingly within the industry practices in which the Company operates.

2.2.2 Presentation of consolidated statements of cash flows

The Company’s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of December 31, 2018 the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2018 were converted into U.S. dollars at closing exchange rate of 19.6350 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of December 31, 2018. This arithmetic conversion should not be construed as representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

As explained in Note 2.1 above, as of April 19, 2019 (the issuance date of these consolidated financial statements) the exchange rate was Ps. 18.7705 per U.S. dollar, a revaluation of 4% since December 31, 2018.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

2.3 Critical accounting judgments and estimates

For the application of the Company’s accounting policies, as described in Note 3, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and assumptions are based on historical experience and other factors that are considered to be relevant. Real results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if it affects only such period or in the current or subsequent periods of the revision if this affects both.

Judgements

In the process of applying the Company’s accounting policies, management has made the following judgements most significant effects are included on consolidated financial statements.

2.3.1 Key sources of estimation uncertainty

The following are the assumptions and other sources of estimation uncertainty as of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the subsequent financial period. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes would be included in the assumptions when they occur.

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to impairment tests annually or whenever indicators of impairment are present. An impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales agreements in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company calculates an estimation of the value in use of the CGU to which such assets have been allocated. Impairment losses are recognized in current earnings for the excess of the carrying amount of the asset or CGU as its value in use in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that a long-lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are expected to be generated from the use of the asset or CGU discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available.

If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.19 and 12.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with definite useful lives

Property, plant and equipment, including returnable bottles which are expected to provide benefits over a period of more than one year, as well as intangible assets with definite useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets, see Notes 3.15, 3.17, 11 and 12.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

2.3.1.3 Post-employment and other non-current employee benefits

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

The Company measures all derivative financial instruments at fair value.

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

2.3.1.7 Business combinations

Businesses combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company to, and liabilities assumed by the Company from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree, and the equity interests issued by the Company in exchange for control of the acquiree.

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized and measured at their fair value, except that:

•

Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;

•

Liabilities or equity instruments related to share-based compensation arrangements of the acquiree or share-based compensation arrangements of the Company entered into to replace share-based compensation arrangements of the acquiree are measured in accordance with IFRS 2, Share-based Payment at the acquisition date, see Note 3.27;

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

•

Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard; and

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

2.3.1.8 Equity accounted investees

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

a)	Whether all the parties or a group of the parties, control the arrangement, considering definition of joint control, as described in Note 3.14; and

b)	Whether decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties.

As mentioned in Note 4, until January 2017, Coca-Cola FEMSA accounted for its 51% investment in Coca-Cola FEMSA Philippines, Inc. (CCFPI) as a joint venture, this was based on the facts that Coca-Cola FEMSA and TCCC: (i) make all operating decisions jointly during the initial four-year period and (ii) potential voting rights to acquire the remaining 49% of CCFPI were not probable to be exercised in the foreseeable future and the fact that the call option remains “out of the money” as of December 31, 2017. In January 2017, the arrangement between Coca-Cola FEMSA and TCCC for joint control of CCFPI expired; therefore, Coca-Cola FEMSA started to consolidate the operations of CCFPI effective February 2017. On August 16, 2018, Coca-Cola FEMSA announced the exercise of the put option to sell its 51% stake in CCFPI back to TCCC. Therefore, its operations for the years ended December 31, 2018 and 2017 were reclassified as discontinued operations in the consolidated income statements.

2.3.1.9 Venezuela exchange rates and deconsolidation

As is further explained in Note 3.3 below, as of December 31, 2017, the exchange rates used to translate the financial statements of the Company’s’ Venezuelan subsidiary for reporting purposes into the consolidated financial statements was 22,793 bolivars per U.S. dollar.

As is also explained in Note 3.3 below, effective December 31, 2017, the Company deconsolidated its Coca-Cola FEMSA subsidiary’s operations in Venezuela due to the political and economic environment in that country and began accounting for its investments under the fair value method. Consequently, beginning January 1, 2018, all changes in the fair value of the investment, including foreign currency translation differences will be recognized for Venezuela’s operations in “Other comprehensive income, net of tax.”

2.4 Application of recently issued accounting standards

The Company has applied the following amendments to IFRS during 2018:

2.4.1 IFRS 15 Revenue from contracts with customers

The Company adopted IFRS 15 Revenue from contracts with customers for its consolidated financial statements as of the effective date January 1, 2018.

IFRS 15 establishes a 5-step model approach to which the entity recognizes revenue to depict the transfer of control of promise goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. According to the standard, a performance obligation may be satisted over time (which better reflects the pattern of the which the Company fulfills its performance obligations for the exchange of those goods and services) or at a point in time that the control of good and services are totally transferred to the customers.

For the transition, the Company applied the modified retrospective method by determining the cumulative effect as of the date of the standard adoption on the consolidated financial information for the years ended December 31, 2017 and prior periods. In this manner, the prior periods financial statements were not restated, concluding the impacts of adoption are immaterial to the consolidated financial statements.

In contrast to the previous issued standard, IFRS 15 describes the accounting treatment for variable considerations that may result from incentives given to customers (rebates and promotional allowances) which are included (estimated) in the transaction price to the extent that is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Sale of goods

It includes the sales of goods by all the subsidiaries of the Company in which the revenue is recognized in the point of time those products were sold to the customers. Applying IFRS 15 did not result in a significant change in the revenues recognition pattern for the sale of goods because the performance obligation of all the activities of the Company were satisfied at the moment that the product is sold and the Company becomes entitled to the consideration promised in the arrangement; that is the control of the products are transfers in a point of time.

Rendering of services

It includes the revenues of distribution services, maintenance services and packing of raw materials that the Company recognizes as revenues when performance obligation is satisfied, which generally occurs over time since the related benefits are consumed by the customers as control is transferred and the arrangements cover a short period of time.

Financial products

It includes interest generated for the purpose to obtain yields generated from related financial assets which includes accounts receivables recorded when the following conditions are accomplished:

•	The amount of the financial products can be measured reliably; and

•

Is probable that the economic benefits outflow to the Company; for all the financial instruments that are measured at amortized cost. Therefore, there is no change in the recognition of revenues from financial products of related financial assets, which mainly are trade receivables; because the adoption of IFRS 9 Financial Instruments: Classification and measurement does not impact the assignment of those financial assets in the different business models establishes by the standard and including the measurement of those related financial assets measured at its amortized cost and applying the effective interest rate, which is the rate that exactly discounts the collections of cash flows to the expected life of the related financial asset.

The adoption of IFRS 15 does not have any impact on the Company, however it modifies its accounting policies with the purpose to align those to the new 5-step model established by IFRS 15. Those changes did not result in additional impacts for the revenue recognition in contrast to the previous standard. See Notes 3.25 and 27.

2.4.2 IFRS 9 Financial Instruments

Classification and measurement of financial assets and liabilities, and hedge accounting

The Company adopted IFRS 9 Financial Instruments issued in July 2014 at the adoption date of January 1, 2018. The requirements under IFRS 9 supersede entirely those of IAS 39 Financial Instruments: Classification and Measurement. The nature and key effects of the changes within the accounting policies of the Company as a result of the adoption of IFRS 9 are summarized below.

The classification of financial assets under IFRS 9 is based on the business model over which the financial asset is managed and also the characteristics of the contractual cash flows. IFRS 9 contains three classification categories for financial assets: measured at amortized cost, fair value with changes in other comprehensive income (“FVOCI”) and fair value through profit or loss (“FVTPL”). IFRS 9 also allows equity instruments in non-listed companies to be designed as FVOCI, if they are intended to be held for the foreseeable future. The standard eliminates the categories of IAS 39: investments held to maturity, loans and accounts receivable and available for sale. According to IFRS 9, the embedded derivatives in contracts where the host contract is a financial asset under the scope of the standard will never be separated. In contrast, the hybrid financial instrument is evaluated as a whole for the evaluation of its classification. The adoption of IFRS 9 has not had a significant effect on the accounting policies of the Company in terms of classification and measurement of financial assets and related profit or loss accounts.

The Company chose to adopt the new hedge accounting model under IFRS 9. This implies that the Company confirms that hedge accounting relationships are aligned with its risk management, objectives and strategy and to apply a more qualitative and prospective approach to evaluate the effectiveness of hedges.

For an explanation of how the Company applies hedge accounting under IFRS 9, see Note 20.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Activities carried out in the adoption

The Company conducted a qualitative and quantitative evaluation for the adoption of IFRS 9. The activities carried out are the following:

•	The determination of the business model within which the financial assets are held.

•	Review and documentation of the business models for managing financial assets, accounting policies, processes and internal controls related to financial instruments.

•	Update of documentation of the hedging relationships, as well as the policies for hedge accounting, and internal controls.

•

All hedge relationships designated in accordance with the criteria of IAS 39 as of December 31, 2017 fulfilled the criteria and requirements to be designated as accounting hedges in accordance with IFRS 9 as of January 1, 2018 and, therefore, it was considered that they continue to be hedging relationships.

For classification, measurement and accounting for hedges, no significant changes were determined, except those related to the documentation of the adoption of the standard, which include the tests of holding for Solely Payments of Principal and Interest (“SPPI”), and the update of the hedge files. Therefore, no significant adjustments from the adoption of IFRS 9 were recognized in the consolidated financial statements of the entity in relation to the classification, measurement and accounting for hedges.

Impairment of financial assets

IFRS 9 replaces the loss incurred model in IAS 39 with an expected credit loss model. The new impairment model is applicable to financial assets measured at amortized cost and debt investments measured at FVOCI and other contractual assets. Under IFRS 9, the provision for impairment loss is recognized earlier than under IAS 39.

An analysis was carried out to determine the impact of the new expected credit loss model of financial assets to calculate the provisions that should be registered. As of January 1, 2018, the effect of adopting the standard within the retained earnings was Ps. 379, equivalent to 1% of the total portfolio maintained at the adoption date. The impact for the provisions of the financial assets under the new standard is not significant because most of the accounts receivable are characterized by recovering in the short term, which results in estimates of expected credit loss that approximates the previous provisions for doubtful accounts under IAS 39.

2.4.3 Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

The IASB issued amendments to IFRS 2 Share-based Payments that address three main areas: (i) the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; (ii) the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and (iii) accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Company’s accounting policy for cash-settled share-based payments is consistent with the approach clarified in the amendments. In addition, the Company has no cash-settled share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transaction. Therefore, these amendments do not have any impact on the Company’s consolidated financial statements.

2.4.4 Other adjustments

In addition to the adjustments described above, upon adoption of IFRS 9, other items of the primary financial statements such as deferred taxes, investment in an associate and a joint venture (arising from the financial instruments held by these entities), income tax expense, non-controlling interests and retained earnings were adjusted as necessary.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

IFRIC Interpretation 22 Foreign Currency Transactions and Advance Considerations

The Interpretation clarifies that, in determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the de-recognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, then the entity must determine the date of the transactions for each payment or receipt of advance consideration. This Interpretation does not have any impact on FEMSA’s consolidated financial statements.

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

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured, and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent considerations are recognized in consolidated net income.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items in which the accounting is incomplete and discloses that its allocation is preliminary in nature. Those provisional amounts are adjusted retrospectively during the measurement period (not greater than 12 months from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

Sometimes obtaining control of an acquiree in which equity interest is held immediately before the acquisition date is considered as a business combination achieved in stages also referred to as a step acquisition. The Company remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss. Also, the changes in the value of equity interest in the acquiree recognized in other comprehensive income shall be recognized on the same basis as required if the Company had disposed directly of the previously held equity interest, see Note 3.14.

The Company sometimes obtains control of an acquiree without transferring consideration. The acquisition method of accounting for a business combination, applies to those combinations as follows:

(a)	The acquiree repurchases a sufficient number of its own shares for the Company to obtain control.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

3.3 Foreign currencies, consolidation of foreign subsidiaries and accounting equity accounted investees

In preparing the financial statements of each individual subsidiary and accounting for equity accounted investees, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in consolidated net income in the period in which they arise except for:

•

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation which are included in other comprehensive income, which is recorded in equity as part of accumulated translation adjustment within the cumulative other comprehensive income;

•

Intercompany financing balances with foreign subsidiaries are considered as long-term investments when there is no plan to pay such financing in the foreseeable future. Monetary position and exchange rate fluctuation regarding this financing is recorded in the exchange differences on translation of foreign operations within the accumulated other comprehensive income (loss) item, which is recorded in equity; and

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

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of accumulated exchange differences is re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e., partial disposals of equity accounted investees that do not result in the Company losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss. In September 2017, the Company sold shares equal to 5.2% of economic interest in Heineken Group, consequently it reclassified the proportionate share of the accumulated exchange differences, recognized previously in other comprehensive income, for a total profit of Ps. 6,632 to the consolidated income statement.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
	Functional / Recording Currency	Average Exchange Rate for					Exchange Rate as of
Country or Zone		2018	2017		2016		December 31, 2018	December 31, 2017
Guatemala	Quetzal	2.56	2.57		2.46		2.54	2.69
Costa Rica	Colon	0.03	0.03		0.03		0.03	0.03
Panama	U.S. dollar	19.24	18.93		18.66		19.68	19.74
Colombia	Colombian peso	0.01	0.01		0.01		0.01	0.01
Nicaragua	Cordoba	0.62	0.63		0.65		0.61	0.64
Argentina	Argentine peso	0.73	1.15		1.26		0.52	1.06
Venezuela a)	Bolivar	—	a	)	a	)	—	a	)
Brazil	Reais	5.29	5.94		5.39		5.08	5.97
Chile	Chilean peso	0.03	0.03		0.03		0.03	0.03
Euro Zone	Euro (€)	22.71	21.32		20.66		22.54	23.57
Peru	Nuevo Sol	5.85	5.78		5.53		5.83	6.08
Ecuador	U.S. dollar	19.24	18.93		18.66		19.68	19.74
Philippines	Philippine peso	0.37	0.38		0.39		0.37	0.40
Uruguay	Uruguayan peso	0.63	0.66		0.71		0.61	0.69

(1)	Exchange rates published by the Central Bank of each country where the Company operates.

a)	Venezuela

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

As a result of the deconsolidation, Coca-Cola FEMSA also recorded loss within other expenses for an amount of Ps. 28,177 for the year ended December 31, 2017. Such effect includes the reclassification of Ps. 26,123 previously recorded as exchange differences on translation of foreign subsidiaries and equity accounted investees in equity, impairment equal to Ps. 745 and Ps. 1,098 mainly from distribution rights and property, plant and equipment, respectively, and Ps. 210 for the remeasurement at fair-value of Venezuelan investment.

Prior to deconsolidation, during 2017, Coca-Cola FEMSA’s Venezuelan operations contributed Ps. 4,005 to net sales, and losses of Ps. 2,223 to net income. Its total assets were Ps. 4,138 and the total liabilities were Ps. 2,889.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Beginning on January 1, 2018, Coca-Cola FEMSA recognizes its investment in Venezuela under the fair value through OCI method following the new IFRS 9 Financial Instruments standard.

Exchange rate

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

As of December 31, 2016, Coca-Cola FEMSA had U.S. $629 million in monetary liabilities recorded using Divisa Protegida (“DIPRO”) exchange rate at 10 bolivars per U.S. dollar, mainly because as of that date Coca-Cola FEMSA believed it continued to qualify for that rate to pay for the import of various products into Venezuela, and its ability to renegotiate with their main suppliers, if necessary, the settlement of such liabilities in bolivars. In addition, Coca-Cola FEMSA has U.S. $104 million recorded at Divisas Complementarias (“DICOM”) exchange rate at 673.76 bolivars per U.S. dollar.

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

3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its subsidiaries that operates in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors), which consists of:

•

Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net including related costs and expenses when such assets are consumed or depreciated;

•

Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of Venezuela on the dates such capital was contributed, or income was generated up to the date those consolidated financial statements are presented; and

•	Including the monetary position gain or loss in consolidated net income.

The Company restates the financial information of subsidiaries that operate in hyperinflationary economic environment using the consumer price index of each country (“CPI”).

As disclosed in Note 3.3, Coca-Cola FEMSA deconsolidated its Venezuelan operations. Consequently, the Venezuelan investment is no longer consolidated by Coca-Cola FEMSA, however, Coca-Cola FEMSA’s Venezuelan subsidiary will continue operating.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

As of December 31, 2018, 2017, and 2016, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2016- 2018	Type of Economy	Cumulative Inflation 2015- 2017	Type of Economy	Cumulative Inflation 2014- 2016	Type of Economy
Mexico	15.7%	Non-hyperinflationary	12.7%	Non-hyperinflationary	9.9%	Non-hyperinflationary
Guatemala	12.2%	Non-hyperinflationary	13.5%	Non-hyperinflationary	10.6%	Non-hyperinflationary
Costa Rica	5.7%	Non-hyperinflationary	2.5%	Non-hyperinflationary	5.1%	Non-hyperinflationary
Panama	2.1%	Non-hyperinflationary	2.3%	Non-hyperinflationary	2.8%	Non-hyperinflationary
Colombia	13.4%	Non-hyperinflationary	17.5%	Non-hyperinflationary	17.0%	Non-hyperinflationary
Nicaragua	13.1%	Non-hyperinflationary	12.3%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Argentina (a)	158.4%	Hyperinflationary	101.5%	Non-hyperinflationary	99.7%	Non-hyperinflationary
Venezuela	—	Hyperinflationary	30,690.0%	Hyperinflationary	2,263.0%	Hyperinflationary
Brazil	25.0%	Non-hyperinflationary	21.1%	Non-hyperinflationary	25.2%	Non-hyperinflationary
Philippines	11.9%	Non-hyperinflationary	7.5%	Non-hyperinflationary	5.7%	Non-hyperinflationary
Euro Zone	2.7%	Non-hyperinflationary	2.7%	Non-hyperinflationary	1.2%	Non-hyperinflationary
Chile	9.7%	Non-hyperinflationary	9.7%	Non-hyperinflationary	12.2%	Non-hyperinflationary
Peru	9.3%	Non-hyperinflationary	9.3%	Non-hyperinflationary	11.2%	Non-hyperinflationary
Ecuador	30.3%	Non-hyperinflationary	30.3%	Non-hyperinflationary	8.4%	Non-hyperinflationary
Uruguay	25.3%	Non-hyperinflationary	—	Non-hyperinflationary	—	Non-hyperinflationary

a)	Argentina

As of December 2017 and 2016 there were multiple inflation indexes (including combination of indices in the case of CPI) or certain months without official available information in the case of National Wholesale Price Index (“WPI”) which provide different inflation indexes for Argentina, therefore, there was different judgments about the criteria in the application of hyperinflation for this country.

Beginning on July 1, 2018, Argentina was classified as hyperinflationary economy based on several consumer price indexes of the country. Therefore, the financial statements of the subsidiary were remeasured in its functional currency (Argentine peso) but they were not restated in its presentation currency (Mexican pesos) as it is not stated as a hyperinflationary economy. In addition, the Company’s financial statements for prior periods were not restated for comparative purposes. For being considered hyperinflationary, the financial information for our Argentine subsidiary has been adjusted to recognize the inflationary effects since January 1, 2018 through:

•

Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net, including related costs and expenses when such assets are consumed or depreciated.

•	Recognize the monetary position gain or loss in consolidated net income.

The Company restates the financial information of subsidiaries that operate in hyperinflationary economic environment using the consumer price index (“CPI”) of each country.

The Federacion Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) approved on September 29, 2018 and published on October 5, 2018, a resolution in which states that general index price must be computed by the inflation factor for non-monetary assets and by November and December 2015 CPI and CABA variation, respectively.

Because of multiple price indexes, the Company is required to use judgment in determining the most practical inflation factor to be applied in the Company in despite of the FACPCE’s resolution. Therefore, it has decided to continue with the recognition of the inflationary effects for the Argentine subsidiary by applying the consumer price index, since the difference inflationary effects between such indexes does not represents a material effect in the results of the Company.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

3.5 Cash and cash equivalents and restricted cash

Cash is comprised of deposits in bank accounts which generate an interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed-income investments (overnight), both with maturities of three months or less and their carrying values approximate fair value.

The Company also maintains restricted cash which is insured as collateral to meet certain contractual obligations. Restricted cash is presented within other current financial assets given that, by their nature, the restrictions are short-term.

3.6 Investments

The investments include debt securities and bank deposits with a maturity of more than three months as of the acquisition date. Management determines the appropriate classification of investments at the time of purchase and evaluates that classification at the date of each statement of financial position, see Notes 6 and 13.

3.7 Financial assets

Financial assets are classified within the following business models depending on management’s objective: (i) “held to maturity to recover cash flows”, (ii) “held to maturity and to sell financial assets” and (iii) “others or held for trading”, including derivatives assigned in hedging instruments with efficient hedge, as appropriate. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.

The Company performs a portfolio – level assessment of the business model in which a financial asset is managed to accomplish with Company’s risk management purposes. The information that is considered within the evaluation includes:

•	The policies and objectives of the Company in relation to the portfolio and the practical implementation of policies;

•	Performance and evaluation of the Company’s portfolio including accounts receivable;

•	Risks that affect the performance of the business model and how those risks are managed;

•	Any compensation related to the performance of the portfolio; and

•	Frequency, volume and timing of sales of financial assets in previous periods together with the reasons for said sales and expectations regarding future sales activities.

The Company’s financial assets include cash, cash equivalents and restricted cash, investments with maturities of more than three months, loans and accounts receivable, derivative financial instruments and other financial assets.

For the initial recognition of a financial asset, the Company measures it at fair value plus the transaction costs that are directly attributable to the purchase thereof, in the event that said asset is not measured at fair value through profit or loss. Accounts receivable that do not have a significant financing component are measured and recognized at the transaction price when they are generated. The rest of the financial assets are recognized only when the Company is part of the contractual provisions of the instrument.

The fair value of an asset is measured using assumptions that would be used by market participants when valuing the asset, assuming that the transaction is orderly and takes place in the principal or the most advantageous market for the asset.

During the initial recognition, the financial asset is also classified as measured at: amortized cost, fair value with changes in other comprehensive income – debt or equity investments – and fair value through profit or loss. The classification depends on the objective by which the financial asset is acquired.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Financial assets are not reclassified after their initial recognition unless the Company changes the business model to manage the financial assets; in which case, all affected financial assets are reclassified on the first day of the first reporting period following the change in the business model.

3.7.1 Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets the following two conditions and is not designated as FVTPL:

•	Its managed within a business model whose objective is to maintain financial assets to recover the contractual cash flows; and

•	The contractual terms are only payments at specified dates of the principal and interest on the amount of the outstanding principal.

The amortized cost of a financial asset is the amount of the initial recognition less the principal payments, plus or less the accumulated amortization using the effective interest rate method of any difference between the initial amount and the amount as of the maturity and, for financial assets, adjusted for loss of impairment. The financial product, exchange fluctuation and impairment are recognized in results. Any profit or loss is also recognized in the same way in results.

3.7.2 Effective interest rate method (“ERR”)

The effective interest rate method consists in calculating the amortized cost of loans and accounts receivables and other financial assets (measured at amortized cost) and allocating interest income/expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.7.3 Financial assets at fair value with changes in other comprehensive income

A financial asset is measured in FVOCI if it meets the following two conditions and is not designated as FVTPL:

•	Its managed within a business model whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and

•	The contractual terms are only payments of the principal and interest on the amount of the outstanding principal.

These assets are subsequently measured at fair value. The financial product calculated using the internal rate of return (“IRR”), the exchange fluctuation and the impairment are recognized in profit and loss. Other gains and losses, related to changes in fair value, are recognized in OCI. In case of disposals, the accumulated gains and losses in OCI are reclassified to profit and loss.

In the initial recognition of a capital instrument that is not held for trading, under the “other” business model, the Company may irrevocably choose to present changes in the fair value of the investment in OCI. This choice is made at the level of each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as profit in results unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses, related to changes in fair value, are recognized in OCI and are considered items that will not be reclassified to consolidated net income in subsequent periods.

3.7.4 Financial assets at fair value through profit or loss

Financial assets designated as fair value through profit and loss include financial assets held for trading and financial assets designated at initial recognition as fair value through profit and loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the short term. Derivatives, including embedded derivatives are also classified as held for trading unless they are allocated as effective hedging instruments. Financial assets at fair value through profit or loss are recorded in the balance sheet with changes in fair value presented as financial costs (net negative changes in fair value) or financial products (net positive changes in fair value) in profit or loss, including any dividend income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

3.7.5 Evaluation that contractual cash flows are solely principal and interest payments (“SPPI”)

In order to classify a financial asset within one of the three different categories, the Company determines whether the contractual cash flows of the asset are only principal and interest payments. The Company considers the contractual terms of the financial instrument and whether the financial asset contains any contractual term that could change the timing or amount of the contractual cash flows in such a way that it would not meet the SPPI criteria. In making this evaluation, the Company considers the following:

•	Contingent events that would change the amount or timing of cash flows;

•	Terms that can adjust the contractual coupon rate, including variable interest rate characteristics;

•	Payment and extension features; and

•	Characteristics that limit the Company’s right to obtain cash flows from certain assets.

A prepaid feature is consistent with the characteristics of only principal and interest payments if the prepayment amount substantially represents the amounts of the principal and interest pending payment, which could include reasonable compensation for early termination of the contract. Additionally, a financial asset acquired or originated with a premium or discount to its contractual amount and in the initial recognition the fair value of the prepaid characteristic is insignificant, the asset will pass the test of the contractual characteristics of cash flow if the amount of prepaid represents substantially the contractual amount and accrued interest (but not paid); which may include additional compensation for the early termination of the contract.

3.7.6 Impairment of financial assets

The Company recognizes impairment due to expected credit loss (“ECL”) in:

•	Financial assets measured at amortized cost;

•	Debt investments measured at FVOCI; and

•	Other contractual assets.

Impairment losses on accounts receivable, contractual assets and leasing receivables are measured at the amount that equals the lifetime expected loss of credit, whether or not it has a significant component. The Company applies the criteria to all accounts receivable, contractual assets and leasing credits, together or separately.

The Company measures impairment losses at an amount that equals to lifetime ECL, except for the following:

•	Debt instruments classified as low credit risk; and

•	Other debt instruments in which the credit risk (irrecoverability risk over the financial instrument expected life) has not increased significantly since the initial recognition.

In determining whether the credit risk of a financial asset has increased significantly since initial recognition and estimating the ECL, the Company considers reasonable and sustainable information that is relevant and available without undue cost or effort. It includes qualitative and quantitative analysis based on Company’s experience and credit assessment.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The impairment loss is a weighted estimate of the probability of expected loss. The amount of impairment loss is measured as the present value of any lack of liquidity (the difference between the contractual cash flows that correspond to the Company and the cash flows that management expects to receive). The expected credit loss is discounted at the original effective interest rate of the financial asset.

The Company annually evaluates if there was evidence of an impairment. Some observable data that financial assets were impaired includes:

•	Significant financial difficulty of the issuer or the borrower;

•	A breach of contract, such as default or past due event;

•	Granting concessions due to the borrower’s financial difficulties in which Company would not consider in other circumstances.

•	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization;

•	The disappearance of an active market for a financial instrument because of financial difficulties; or

•	Information indicating that there was a measurable decrease in the expected cash flows of a group of financial assets.

For a capital instrument, evidence of impairment includes a significant decrease in its fair value even lower than its carrying value.

The impairment loss on financial assets measured at amortized cost is reduced from the book value and for financial assets measured at FVOCI, the impairment loss is recognized as profit or loss within OCI.

3.7.7 Derecognition

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

3.7.8 Offsetting of financial instruments

Financial assets are required to be offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Company:

•	Currently has an enforceable legal right to offset the recognized amounts; and

•	Intends to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.8 Other financial assets

Other financial assets include long term accounts receivable, derivative financial instruments and recoverable contingencies acquired from business combinations. Long term accounts receivable with a stated term are measured at amortized cost using the effective interest method, less any impairment.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

3.9 Derivative financial instruments

The Company is exposed to different risks related to cash flows, liquidity, market and third-party credit. As a result, the Company contracts different derivative financial instruments in order to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

The Company values and records all derivative financial instruments and hedging activities, in the consolidated statement of financial position as either an asset or liability measured at FVTPL or FVOCI, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data. Changes in the fair value of derivative financial instruments are recorded each period in current earnings otherwise as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.

3.9.1 Hedge accounting

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

3.9.2 Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in consolidated net income and is included in the market value (gain) loss on financial instruments line item within the consolidated income statements.

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

3.9.2.1 Fair value hedges

For hedged items carried at fair value, the change in the fair value of a hedging derivative is recognized in the consolidated income statement as foreign exchange gain or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement as foreign exchange gain or loss.

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

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

3.9.2.2 Hedge of net investment in a foreign business

The Company designates debt securities as a hedge of certain net investment in foreign subsidiaries and applies hedge accounting to foreign currency differences arising between the functional currency of its investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding company.

Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences on the translation of foreign operations and associates caption, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of a net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on disposal within the consolidated income statement.

3.10 Fair value measurement

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

3.11 Inventories and cost of goods sold

Inventories are measured at the lower of cost and net realizable value. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Inventories represent the acquisition or production cost which is incurred when purchasing or producing a product and are based on the weighted average cost formula. The operating segments of the Company use inventory costing methodologies to value their inventories, such as the weighted average cost method in Coca-Cola FEMSA, retail method (a method to estimate the average cost) in FEMSA Comercio – Proximity, FEMSA Comercio – Health Division; and acquisition method in FEMSA Comercio – Fuel Division, except for the distribution centers which are valued with average cost method.

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

3.12 Loans and receivables

The instruments under this category includes loans, trade receivables, and other accounts receivables measured at amortized cost which represents future cash flows discounted at the effective interest rate of the transaction date.

In addition, an expected credit loss model is applied to this category, which is reported net of this impairment allowance in the financial statements. The allowance amount is not significant because the trade accounts receivable are usually recovered in the short term.

Interest income is recognized by applying the effective interest rate except for current receivables, considering that the recognition of interest is immaterial. For the years ended December 31, 2018 and 2017 there was no interest income on loans and receivables. For the year ended December 31, 2016 the interest income on loans and receivables recognized in the interest income line item within the consolidated income statements was Ps. 41.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

3.13 Other current assets

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

Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2018, 2017 and 2016, such amortization aggregated to Ps. 277, Ps. 759 and Ps. 582, respectively.

3.14 Equity accounted investees

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but it is not control over those policies. Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value.

Investments in associates are accounted for using the equity method and initially recognized at cost, which comprises the investment’s purchase price and any directly attributable expenditure necessary to acquire it. The carrying value of the investment is adjusted to recognize changes in the Company’s shareholding of the associate since the acquisition date. The financial statements of the associates are prepared for the same reporting period as the Company.

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associates is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount in the share of the profit or loss of associates and joint ventures accounted for using the equity method in the consolidated income statements.

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

Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. As of December 31, 2018 and 2017 the Company does not have an interest in joint operations.

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

The Company reclassifies the proportion to the interest disposed of in joint ventures investment interest reduction. During the years ended December 31, 2018 and 2017 the Company does not have a significant disposal or partial disposal in joint arrangements.

Upon loss of joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value.

3.15 Property, plant and equipment

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction and are presented net of accumulated depreciation and accumulated impairment losses, if any. The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset, if material.

Major maintenance costs are capitalized as part of total acquisition cost. Routine maintenance and repair costs are expensed as incurred.

Investments in progress consist of long-lived assets not yet in service, in other words, that are not yet ready for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

The estimated useful lives of the Company’s assets are as follows:

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

Returnable and non-returnable bottles:

Coca-Cola FEMSA has two types of bottles: returnable and non-returnable.

•	Non-returnable: Are recorded in consolidated income statement at the time of the sale of the product.

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

3.16 Borrowing costs

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

3.17 Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition (see Note 3.2). Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.

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

The Company’s intangible assets with an indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. Additionally, the Company’s intangible assets with an indefinite life also consist of FEMSA Comercio – Health Division’s trademark rights which consist of standalone beauty store retail banners, pharmaceutical distribution to third-party clients and the production of generic and bioequivalent pharmaceuticals.

As of December 31, 2018, and in regards to a joint restructure with TCCC for the bottling agreements, Coca-Cola FEMSA had four bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) one agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

As of December 31, 2018, and in regards to a joint restructure with TCCC for the bottling agreements, Coca-Cola FEMSA had two bottler agreements in Brazil which are up for renewal in October 2027; and three bottler agreements in Guatemala, which are up for renewal in March 2025 and April 2028 (two contracts).

In addition, Coca-Cola FEMSA had one bottler agreement in each country which are up for renewal as follows: Argentina, which is up for renewal in September 2024; Colombia which is up for renewal in June 2024; Panama which is up for renewal in November 2024; Venezuela which is up for renewal in August 2026; Costa Rica which is up for renewal in September 2027; Nicaragua which is up for renewal in May 2026; and Uruguay which is up for renewal in June 2028.

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

3.18 Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. In addition, the sale is considered highly probable if the following conditions are met:

•	The appropriate level of management must be committed to a plan to sell the asset (or disposal group);

•	An active programme to locate a buyer and complete the plan must have been initiated;

•	The active (disposal group) must be actively marketed for sale at a price is reasonable in relation to its current fair value; and

•	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

The discontinued operations are operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, that either has been disposed of, or is classified as held for sale, and:

•	Represents a separate major line of business or geographical area of operations;

•	Is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

•	Is a subsidiary acquired exclusively with a view to resale.

Discontinued operations are excluded from the continuing operations and are also presented as a single entity as earnings (loss) after income taxes of discontinued operations in the income statement. For further information, please see Note 5. In addition, the information included elsewhere in this report, includes only continuing operations otherwise it would be indicated the opposite.

3.19 Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU, or otherwise they are allocated to the smallest CGU for which a reasonable and consistent allocation basis can be identified.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

For the year ended December 31, 2018 and December 31, 2017, the Company recognized impairment losses of Ps. 432 and Ps. 2,063, respectively (see Note 19).

3.20 Leases

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

3.21 Financial liabilities and equity instruments

3.21.1 Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.21.2 Equity instruments

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

3.21.3 Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at amortized cost, except for derivatives instruments designated as hedging instruments in an effective hedge, financial liabilities arising from transfer of a financial asset that does not qualify for derecognition, financial guarantee contracts and contingent consideration obligation in a business combination, as appropriate, which are recognized at FVTPL. The Company determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value less, in the case of loans and borrowings, directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings, and derivative financial instruments, see Note 3.9.

Subsequent measurement

The subsequent measurement of the Company’s financial liabilities depends on their classification as described below.

3.21.4 Loans and borrowings

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

3.21.5 Derecognition

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

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

3.22 Provisions

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

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

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

3.23 Post-employment and other long-term employee benefits

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

For defined benefit retirement plans and other long-term employee benefits, such as the Company’s sponsored pension and retirement plans, seniority premiums and postretirement medical service plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurements effects of the Company’s defined benefit obligation such as actuarial gains and losses are recognized directly in OCI. The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated income statements. The Company presents net interest cost within interest expense in the consolidated income statements. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits, seniority premiums and postretirement medical services through irrevocable trusts of which the employees are named as beneficiaries, which serve to decrease the funded status of such plans’ related obligations.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

3.24 Revenue recognition

The Company recognizes revenue when the control of performance obligations included in the contract are transferred to the customer. Control refers to the ability that customer has to direct the use and also to obtain substantially all the benefits of the goods or services exchanged.

Management defined the following as indicators to analyze the timing and circumstances as well as the amount by which the revenues would be recognized:

•	Identify the contract(s) with a customer (written, oral or any other according with business practices);

•	Evaluating the goods and services committed in the contract and identify how each performance obligation in the contract will be transferred to the customer;

•

Considering the contractual terms jointly with business practices to determinate the transaction price. The transaction price is the amount of the consideration the Company expects to receive in exchange for transferring the committed goods and services to the customer, excluding tax on sales. The expected consideration in a contract should include fixed or variable amounts, or both;

•

Allocate the transaction price to each performance obligations in the contract (to each good and service) for an amount that represents the consideration to which the entity expects to receive in exchange to the goods and services arranged with the customer; and

•	Recognise revenue when (or as) the entity satisfies a performance obligation in exchange for committed goods and services.

All of the above conditions are typically met at the point in time that goods are delivered to the customer at the customers’ facilities. Net sales reflect units delivered at list prices reduced by promotional allowances and discounts.

The benefits granted from supplier to the Company as discounts and incentives are recognized as benefit in the cost of goods sold, because they do not represent an additional revenue by mean of which a separate performance obligation is to be satisfied, with a separate reasonable fair value to be identified by the Company.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Company generates revenues for the following activities:

Sale of goods

It includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of Coca-Cola and the sale or consumption of goods in the small-format stores of the FEMSA Comercio – Proximity, FEMSA Comercio – Health and FEMSA Comercio – Fuel Divisions; in which the revenue is recognized in the point of time those products were sold to the customers. See Note 27.

Rendering of services

It includes the revenues of distribution services, maintenance services and packing of raw materials that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services during the time period in which the performance obligation is satisfied according with the following conditions:

•	The customer receives and consume simultaneously the benefits, as the Company satisfies the obligation;

•	The customer controls related assets, even if the Company improve them;

•	The revenues can be measured reliably; and

•	Is probable that economic benefits will flow to the Company.

Financial products

It includes interest generated on related financial assets used by third parties which includes accounts receivables recorded when the following conditions are accomplished:

•	The revenues can be measured reliably; and

•	It is probable that economic benefits will flow to the Company.

In addition, the Company evaluates the revenue recognition based on the classification previously defined for the financial asset that generates the related financial product, according with the business models establishes for the financial instruments classified by the Company. See Note 3.9.

The main financial instruments of the Company that could generate a financial product are trade accounts receivables classified as financial assets held to maturity to cover cash flows which are measured at amortized cost through the effective interest rate method, applying EIR, which is the rate that exactly discounts the collections of cash flows to the expected life of the related financial asset.

Rewards programs

The Company recognizes a provision for the obligation to award additional benefits to its customers. Management considers for those effects, the expectation that some percentage of its customers would not redeem their rewards points in future based on previous experience.

Variable allowances granted to customers

The Company adjust the transaction price based on its estimated amount of rebates and promotional allowances, among others. Those estimations include commercial commitments with customers and previous expected performance. The variable allowances are assigned to each related performance obligation.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Contacts costs

The incremental costs to obtain a contract with a customer are recognized as an asset (capitalized) if the Company expect to recover those costs. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Company recognizes those costs as an expense in the income statement when the income associated with those costs is incurred for a period is equal to or less than a year. For any other cost that is related with the fulfillment of a contract with a customer, but it is not part of the own revenue recognition, then this will be considered as an asset including related costs, but only if those costs are related with a contract or with a contract that the Company expects to identify specifically and also, those costs generates or improves the resources of the Company that will be applied to satisfy, or continue satisfying; the performance obligations in the future and that is expected to recover those costs. The asset recognized is amortized progressively in the same manner as the exchange of the goods and services are transferred to the customer, accordingly, the asset is recognized in the income statement through its amortization in the same period of time in which the revenue is recognized.

3.25 Administrative and selling expenses

Administrative expenses include labor costs (salaries and other benefits, including employee profit sharing (“PTU”)) of employees not directly involved in the sale or production of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.

Selling expenses include:

•

Distribution: labor costs, outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2018, 2017 and 2016, these distribution costs amounted to Ps. 23,421, Ps. 20,800 and Ps. 20,250, respectively;

•	Sales: labor costs and sales commissions paid to sales personnel; and

•	Marketing: promotional expenses and advertising costs.

PTU is paid by the Company’s Mexican subsidiaries to eligible employees. In Mexico, employee profit sharing is computed at the rate of 10% of the individual company taxable income. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are deductible; and b) payments exempt from taxes for the employees are fully deductible in the PTU computation.

3.26 Income taxes

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

3.26.1 Current income taxes

Income taxes are recorded in the results of the year they are incurred.

3.26.2 Deferred income taxes

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

In Mexico, the income tax rate is 30%, for 2018, 2017 and 2016, and it will remain at 30% for the following years.

3.27 Share-based payments arrangements

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

3.28 Earnings per share

The Company presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the net income attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year. Diluted EPS is determined by adjusting the weighted average number of shares outstanding including the weighted average of own shares purchased in the year for the effects of all potentially dilutive securities, which comprise share rights granted to employees described above.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

3.29 Issuance of subsidiary common shares

The Company recognizes the issuance of a subsidiary’s common shares as an equity transaction. The difference between the book value of the shares issued and the amount contributed by the non-controlling interest holder or third party is recorded in additional paid-in capital.

Note 4. Mergers, Acquisitions and Disposals

4.1 Mergers and acquisitions

The Company has consummated certain mergers and acquisitions during 2018, 2017 and 2016; which were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the year of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016 show the cash outflow and inflow for the merged and acquired operations net of the cash acquired related to those mergers and acquisitions.

4.1.1 Other acquisitions of Coca-Cola FEMSA

During 2018, the Company completed acquisitions which in the aggregate amounted to Ps. 5,692. These acquisitions were primarily related to the following: 1) Acquisition of 100% of the Guatemalan Company Alimentos y Bebidas Atlántida, S.A. (“ABASA”), which was a bottler of Cola-Cola Company products which operated in the north and orient zone of Guatemala, which is included in the Company results since May, 2018; (2) Acquisition of 100% of Comercializadora y Productora de Bebidas Los Volcanes S.A. (“Los Volcanes”) which was a bottler of Cola-Cola Company products which operated in the south and occident zone of Guatemala and which is included in the Company’ consolidated results beginning on May, 2018; and (3) Acquisition of 100% of Montevideo Refrescos S.R.L. (“MONRESA”) founded in 1943 and is the responsible of the production and distribution for the Coca-Cola Company brands portfolio in Uruguay, reaching a market of 3.4 millions of consumers through 26 thousand points of sale; which is included in the consolidated financial results beginning on July 2018.

The Company is in the process of finalizing the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed. This process is expected to be completed for each acquisition within 12 months of the acquisition date.

The preliminary allocation on the purchase prices to the fair value of the net assets acquired is as follows:

	2018
Total current assets (including cash acquired of Ps. 860)	Ps.	1,846
Total non-current assets		3,795
Distribution rights		4,602

Total assets		10,243

Total liabilities		(3,691)

Net assets acquired		6,552
Total consideration transferred		6,552
Cash acquired		(860)

Net cash paid	Ps.	5,692

Coca-Cola FEMSA expects to recover the registered amounts recorded as goodwill through the synergies related to the available production capacity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The income statement information of these acquisitions for the period from the acquisition date through to December 31, 2018 is as follows:

Income Statement	2018
Total revenues	Ps.	4,628
Income before income taxes		496
Net income	Ps.	413

4.1.2 Acquisition of Philippines

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

Coca-Cola FEMSA’s fair value of CCFPI net assets acquired to the date of acquisition (February 2017) is as follows:

	2017 Final Purchase Price Allocation
Total current assets	Ps.	9,645
Total non-current assets		18,909
Distribution rights		4,144

Total assets		32,698

Total liabilities		(10,101)

Net assets acquired		22,597
Net assets acquired attributable to the parent company (51%)		11,524
Non-controlling interest		(11,073)
Fair value of the equity interest at the acquisition date		22,110
Carrying value of CCFPI investment derecognized		11,690
Loss as a result of remeasuring to fair value the equity interest		(166)
Gain on derecognition of other comprehensive income		2,996

Total profit from remeasurement of previously equity interest	Ps.	2,830

During 2017, the accumulated effect corresponding to translation adjustments recorded in the other comprehensive income for an amount of Ps. 2,996 was recognized in the income statement as a consequence of taking control over CCFPI. Coca-Cola FEMSA’s selected income statement information of Philippines for the period form the acquisition date through December 31, 2017 is as follows:

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Income Statement	2017
Total revenues	Ps.	20,524
Income before income taxes		1,265
Net income	Ps.	896

4.1.3 Acquisition of Vonpar

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

On the same date Spal additionally paid Ps. 4,124 (R$ 688) in cash, of which in a subsequent and separate transaction the sellers committed to capitalize for an amount of Ps. 4,082 into Coca-Cola FEMSA in exchange for approximately 27.9 million KOF series L shares at an implicit value of Ps. 146.27. In May 4, 2017 Coca-Cola FEMSA merged with POA Eagle, S.A. de C.V., a Mexican company 100% owned by the sellers of Vonpar in Brazil. As a result of this merger, POA Eagle, S.A. de C.V. shareholders received approximately 27.9 million newly issued KOF series L shares. POA Eagle, S.A. de C.V. merged its net assets, principally cash for an amount of $4,082 million Mexican Pesos with Coca-Cola FEMSA.

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

Transaction related costs of Ps. 35 were expensed by Spal as incurred and recorded as a component of administrative expenses in the accompanying consolidated income statements. Results of operation of Vonpar have been included in the Company’s consolidated income statements from the acquisition date.

Coca-Cola FEMSA’s allocation of the purchase price to fair values of Vonpar’s net assets acquired and the reconciliation of cash flows is as follows:

	2017 Final Purchase Price Allocation
Total current assets (including cash acquired of Ps. 1,287)	Ps.	4,390
Total non-current assets		11,344
Distribution rights		14,793

Total assets		30,527

Total liabilities		11,708

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Net assets acquired		18,819
Goodwill		2,173 (1)

Total consideration transferred	Ps.	20,992

Amount to be paid through Promissory Notes		(6,992)
Cash acquired of Vonpar		(1,287)
Amount recognized as embedded financial instrument		485

Net cash paid	Ps. 13,198

(1)

As a result of the purchase price allocation which was finalized in 2017, additional fair value adjustments from those recognized in 2016 have been recognized as follows: total non-current assets amounted to Ps. 490, distribution rights of Ps. 5,192 and goodwill of Ps. (5,681).

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

4.1.4 Other acquisitions

On May 22, 2018, the Company acquired an additional 10% its participation in Café del Pacífico, S.A.P.I. de C.V. (“Caffenio”), a Mexican company founded in 1941 whose main activities includes the production of coffee and beverages formulas, commercialization of beverages and whole foods and trading of commercial contracts, for an amount of Ps. 370 and reaching a controlling interest of 50% of ownership, through an agreement with other shareholders assuming control of the subsidiary.

During 2016, the Company completed a number of smaller acquisitions which in the aggregate amounted to Ps. 5,612. These acquisitions were primarily related to the following: (1) acquisition of 100% of Farmacias Acuña, a drugstore operator in Bogota, Colombia; at the acquisition date, Farmacias Acuña operated 51 drugstores; (2) acquisition of an additional 50% of Specialty’s Café and Bakery Inc. (“Specialty’s”) shares, a small coffee and bakery restaurant, reaching an 80% of ownership, with 56 stores in California, Washington and Illinois in the United States; (3) acquisition of 100% of Comercial Big John Limitada “Big John”, an operator of small-box retail format stores located in Santiago, Chile; at the acquisition date, Big John operated 49 stores; (4) acquisition of 100% of Operadora de Farmacias Generix, S.A.P.I. de C.V., a regional drugstore operator in Guadalajara, Guanajuato, Mexico City and Queretaro in Mexico; at the acquisition date, Farmacias Generix operated 70 drugstores and one distribution center; (5) acquisition of 100% of Grupo Torrey (which consist in many companies constituted as S.A. de C.V.), a Mexican company with 47 years of know-how in operation in the manufacture of equipment for the processing, conservation and weighing of foods, with corporate offices in Monterrey, Mexico; and (6) acquisition of 80% of Open Market, a specialized company in providing end-to-end integral logistics solutions to the local and international companies which operate in Colombia. Transactions related costs in the aggregate amounted of Ps. 46 were expensed as incurred and recorded as a component of administrative expenses in the accompanying consolidated income statements. The fair value of other acquisitions’ net assets acquired in the aggregate is as follows:

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Final Purchase Price Allocation
Total current assets (including cash acquired of Ps. 211)	Ps.	1,125
Total non-current assets		3,316

Total assets		4,441

Total liabilities		(2,062)

Net assets acquired		2,379
Goodwill		3,204	(2)
Non-controlling interest (1)		35
Equity interest held previously		369

Total consideration transferred	Ps.	5,618

(1)

In the case of the acquisition of Specialty’s the non-controlling interest was measured at fair value at the acquisition date, and for Open Market the non-controlling interest was recognized at the proportionate share of the net assets acquired.

(2)

As a result of the purchase price allocation which was finalized in 2017, additional fair value adjustments from those recognized in 2016 have been recognized as follow in property, plant and equipment of Ps. 32, trademark rights of Ps. 836, other intangible assets of Ps. 983, and other liabilities ofPs. 593.

During 2016, FEMSA Comercio has been allocated goodwill in the acquisitions in the FEMSA Comercio – Proximity Division in Chile and FEMSA Comercio – Health Division in Mexico and Colombia, to each one respectively. The Company expects to recover the amount recorded through synergies related to the adoption of the Company’s economic current value proposition, the ability to apply the successful operational processes and expansion planning designed for each unit.

Other companies dedicated to the production, distribution of coolers and logistic transportation services have been allocated goodwill of Grupo Torrey and Open Market, respectively in Mexico and Colombia. The companies dedicated to the production and distribution expect to recover the goodwill through synergies related to operative improvements; in the case of logistic transportation services, through the know-how of specialized skills to attend pharmaceutical market and increasing new customers in the countries where the company operates.

Selected income statement information of other acquisitions in the aggregate amount for the period from the acquisition date through December 31, 2016 is as follows:

Income Statement	2016
Total revenues	Ps.	2,400
Income before income taxes		(66)
Net income	Ps.	(80)

Unaudited Pro Forma Financial Data

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisitions of Coca-Cola FEMSA and Caffenio as if these acquisitions has occurred on January 1, 2018; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired company.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Unaudited pro forma financial data for the acquisitions, is as follow:

	Unaudited pro forma financial information for the year ended December 31, 2018
Total revenues	Ps.	473,420
Income before income taxes and share of the profit of equity accounted investees		34,266
Net income		33,521
Basic net controlling interest income per share Series “B”	Ps.	1.22
Basic net controlling interest income per share Series “D”		1.52

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisition of Coca-Cola FEMSA Philippines as if this acquisition has occurred on January 1, 2017; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired company.

Unaudited pro forma financial data for the acquisition included, is as follow:

	Unaudited pro forma financial information for the year ended December 31, 2017
Total revenues	Ps.	462,112
Income before income taxes and share of the profit of equity accounted investees		39,917
Net income		37,311
Basic net controlling interest income per share Series “B”	Ps.	2.12
Basic net controlling interest income per share Series “D”		2.65

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

	Unaudited pro forma financial information for the year ended December 31, 2016
Total revenues	Ps.	410,831
Income before income taxes and share of the profit of equity accounted investees		29,950
Net income		28,110
Basic net controlling interest income per share Series “B”	Ps.	1.08
Basic net controlling interest income per share Series “D”		1.35

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

4.2. Disposals

4.2.1 Discontinued operations (Coca-Cola FEMSA Philippines)

On August 16, 2018, Coca-Cola FEMSA announced its decision to exercise the put option to sell its 51% stake in CCFPI to The Coca-Cola Company. Such decision was approved by the Company’s board on August 6, 2018. Consequently beginning August 31, 2018 CCFPI had been classified as an asset held for sale and its operations as a discontinued operation in the financial statements for December 31, 2017 and 2018. Previously CCFPI represented the Asia division and was considered an independent segment until December 31, 2017. Coca-Cola FEMSA Philippines operations was sold on December 13, 2018. In addition, the income statement as of December 2017 was restated.

Income statement of discontinued operations

For the years ended December 31, 2018 and 2017, the income statement of discontinued operations was as follows:

	2018		2017
Total revenues	Ps.	24,167	Ps.	20,524
Cost of goods sold		17,360		12,346

Gross profit		6,807		8,178
Operating expenses		5,750		6,865
Other expenses, net		7		134
Financial income, net		(185)		(64)
Foreign exchange gain, net		(73)		(22)

Income before income taxes		1,308		1,265
Income taxes		466		370

Net income for discontinued operations before currency translation effect for the subsidiary disposal and the gain from the sale	Ps.	842		Ps.895
Less: non-controlling interest in discontinued operations		391		469

Controlling interest in discontinued operations	Ps.	451		Ps.426

Accumulated currency translation effect for the subsidiary disposal		(811)		2,830

Gain from sale		3,335		—

Net income for subsidiary disposal – controlling interest		2,975		3,256

Net income for discontinued operations	Ps.	3,366	Ps.	3,725

4.2.2 Heineken

During 2017, the Company sold a portion of its investment in Heineken Group, representing 5.2% of economic interest for Ps. 53,051 in an all cash transaction. With this transaction the Company took advantage of a Repatriation of Capital Decree issued by the Mexican government which was valid from January 19 until October 19, 2017; through this decree, a fiscal benefit was attributed to the Company due to repatriated resources obtained from the sale of shares. The Company recognized a gain of Ps. 29,989, as a result of the sales of shares within other income, which is the difference between the fair value of the consideration received and the book value of the net assets disposed. The gain is net of transaction related costs of Ps. 160 and includes reclassification from other comprehensive income of exchange differences on translation which amount to Ps. 6,632. Also, the Company reclassified from other comprehensive income to consolidated net income a total loss of Ps. 2,431, relating to the Company’s share of hedging reserve and translation reserve of Heineken investment attributable to the portion of shares sold. None of the Company’s other disposals was individually significant, see Note 19.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 5. Cash and Cash Equivalents

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

	December 31, 2018		December 31, 2017
Cash and bank balances	Ps.	31,768	Ps.	73,774
Cash equivalents (see Note 3.5)		30,279		23,170

	Ps.	62,047	Ps.	96,944

As explained in Note 3.3, the cash and cash equivalents balances of the Company included cash held by deconsolidated entity in Venezuela. As of December 31, 2017, the cash and cash equivalents balances in the Venezuela subsidiaries were Ps. 170.

Note 6. Investments

As of December 31, 2018 and 2017, current investments with maturity greater than three-month period but less than twelve-month period are classified as held to maturity, and their carrying value is similar to their fair value. The following is a detail of such investments:

	2018		2017
Fixed rate
Government debt securities
Acquisition cost	Ps.	—	Ps.	1,934
Accrued interest		—		—
Corporate debt securities
Acquisition cost		906		222
Accrued interest		4		4

Total fixed rate		910		2,160

Variable rate
Government debt securities
Acquisition cost		8,660		—
Accrued interest		28		—
Corporate debt securities
Acquisition cost		21,259		—
Accrued interest		67		—
Total variable rate		30,014		—

Total investments	Ps.	30,924	Ps.	2,160

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 7. Trade Accounts Receivable, Net

	December 31, 2018		December 31, 2017
Trade accounts receivables	Ps.	25,615	Ps.	26,856
The Coca-Cola Company (see Note 14)		1,173		2,054
Loans to employees		108		128
Heineken Group (see Note 14)		768		999
Former shareholders of Vonpar (see Note 14)		—		1,219
Others		2,614		2,435
Allowance for expected credit losses		(2,114)		(1,375)

	Ps.	28,164	Ps.	32,316

7.1 Trade receivables

Trade receivables representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs and investment in refrigeration equipment and returnable bottles made by Coca-Cola FEMSA.

Because less than 10% of the trade accounts receivables is unrecoverable, the Company does not have customers classified as “high risk”, which would be eligible to have special management conditions for the credit risk.

As of December 31, 2018, the main customers of the Company represent, in aggregate form, the expected loss on 5%.

The allowance is calculated under an expected loss model that recognizes the impairment losses throughout the life of the contract. For this particular case, because the accounts receivable is generally less than one year, the Company defined an impairment estimation model under a simplified approach of expected loss through a parametric model.

The parameters used within the model are:

•	Breach probability;

•	Losses severity;

•	Financing rate;

•	Special recovery rate; and

•	Breach exposure.

Aging of accounts receivable (days current or outstanding)	December 31, 2018		December 31, 2017
Current	Ps.	22,789	Ps.	25,537
0-30 days		4,081		5,009
31-60 days		869		838
61-90 days		598		398
91-120 days		241		383
120+ days		1,700		1,527

Total	Ps.	30,278	Ps.	33,691

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

7.2 Changes in the allowance for expected credit losses

	2018		2017		2016
Balance at the beginning of the period	Ps.	1,375	Ps.	1,193	Ps.	849
Effect of adoption of IFRS 9		468		—		—

Adjusted balance at the beginning of the period		1,843		1,193		849
Allowance for the period		348		530		467
Additions (write-offs) of uncollectible accounts (1)		(402)		(400)		(418)
Addition from business combinations		1		86		94
Effects of changes in foreign exchange rates		324		(32)		201
Effect of Venezuela deconsolidation		—		(2)		—

Balance at the end of the period	Ps.	2,114	Ps.	1,375	Ps.	1,193

(1)	In 2018, includes the effect of Coca-Cola FEMSA Philippines, Inc. sale for an aggregate amount of $ 82.

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and disperse.

7.3 Receivable from The Coca-Cola Company

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. Contributions received by Coca-Cola FEMSA for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2018, 2017 and 2016 contributions due were Ps. 3,542, Ps. 3,436 and Ps. 4,518, respectively.

Note 8. Inventories

	December 31, 2018		December 31, 2017
Finished products	Ps.	27,145	Ps.	25,864
Raw materials		5,363		5,194
Spare parts		1,362		2,102
Work in process		225		198
Inventories in transit		1,591		1,437
Other		—		45

	Ps.	35,686	Ps.	34,840

For the years ended 2018, 2017 and 2016, the Company recognized write-downs of its inventories for Ps. 2,006, Ps. 308, and Ps. 1,832 to net realizable value, respectively.

For the years ended 2018, 2017 and 2016, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2018		2017		2016
Changes in inventories of finished goods and work in progress	Ps.	204,688	Ps.	188,022	Ps.	172,554
Raw materials and consumables used		79,825		85,568		63,285

Total	Ps.	284,513	Ps.	273,590	Ps.	235,839

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other current assets

	December 31, 2018		December 31, 2017
Prepaid expenses	Ps.	2,714	Ps.	2,425
Recoverable taxes		316		—
Agreements with customers		146		192
Licenses		146		224
Other		98		47

	Ps.	3,420	Ps.	2,888

As of December 31, 2018 and 2017, Company’s prepaid expenses are as follows:

	December 31, 2018		December 31, 2017
Advances for inventories	Ps.	1,500	Ps.	1,260
Advertising and promotional expenses paid in advance		510		370
Advances to service suppliers		236		268
Prepaid leases		211		218
Prepaid insurance		117		103
Others		140		206

	Ps.	2,714	Ps.	2,425

For the years ended December 31, 2018, 2017 and 2016, Company’s advertising and promotional expenses amounted to Ps. 7,695, Ps. 6,148 and Ps. 6,578, respectively.

9.2 Other current financial assets

	December 31, 2018		December 31, 2017
Restricted cash	Ps.	101	Ps.	504
Derivative financial instruments (see Note 20)		735		233
Note receivables (1)		42		19

	Ps.	878	Ps.	756

(1)	The carrying value approximates its fair value as of December 31, 2018 and 2017.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Company has pledged part of its cash in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2018 and 2017, the carrying of restricted cash pledged were:

	December 31, 2018		December 31, 2017
Brazilian reais		98		65
Chilean pesos		3		—
Colombian pesos		—		439

	Ps.	101	Ps.	504

The restricted cash in Brazil consist in non-current deposits as requirements to guarantee the notes payable.

As of December 21, 2017 due to a jurisdictional order with the municipal sewage system services, the Colombian authorities withheld all the cash that Coca-Cola FEMSA has in some specific back account, such amount was reclassified as restricted cash according with Coca-Cola FEMSA accounting policy pending resolution of the order. As of December 31, 2018 this restricted cash has been released.

Note 10. Equity accounted investees

As of December 31, 2018 and 2017, Company’s equity accounted investees are as follows:

			Ownership Percentage		Carrying Value
Investee	Principal Activity	Place of Incorporation	December 31, 2018	December 31, 2017	December 31, 2018		December 31, 2017
Heineken (1)(2)	Beverages	The Netherlands	14.8%	14.8%	Ps.	83,461	Ps.	83,720
Coca-Cola FEMSA:
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%		1,550		2,036
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		162		153
Fountain Agua Mineral, L.T.D.A	Beverages	Brazil	50.0%	50.0%		826		784
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.4%	36.4%		3,120		2,933
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	Canned bottling	Mexico	26.5%	26.5%		179		177
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		129		121
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	26.3%	26.3%		1,571		1,560
KSP Partiçipações, L.T.D.A.	Beverages	Brazil	31.4%	38.7%		104		117
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	24.7%	24.7%		2,084		3,001
UBI 3 Participações L.T.D.A. (“ADES”)	Beverages	Brazil	26.0%	26.0%		7		391
Other investments in Coca-Cola FEMSA’s companies	Various	Various	Various	Various		786		228
FEMSA Comercio:
Café del Pacífico, S.A.P.I. de C.V. (“CAFFENIO”) (4)	Coffee	Mexico	—	40.0%		—		539
Other investments (1) (3)	Various	Various	Various	Various		336		337

					Ps.	94,315	Ps.	96,097

(1)	Associate.
(2)

As of December 31, 2018 comprised of 8.63% of Heineken, N.V. and 12.26% of Heineken Holding, N.V., which represents an economic interest of 14.76% in Heineken Group. The Company has significant influence, mainly, due to the fact that it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken Group.

(3)	Joint ventures.
(4)

Associate until May 22, 2018, date in which the Company acquired an additional 10% of participation in Caffenio reaching an amount of 50% of ownership and, through an agreement with other shareholders the Company assumed control of the subsidiary.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

During 2018, Coca-Cola FEMSA received dividends from Industria Envasadora de Queretaro, S.A. de C.V. for the amount of Ps. 8. During 2017, the Coca-Cola FEMSA received dividends from Industria Envasadora de Queretaro, S.A. de C.V., and Promotora Mexicana de Embotelladores, S.A. de C.V. in the amount of Ps. 16 and Ps. 17, respectively.

During 2018, the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 73 and Ps. 146, respectively, there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. During 2018, there was a spin-off for our investment in UBI 3 resulted in Ps. 333 capitalized.

As of December 31, 2018, Coca-Cola FEMSA recognized an impairment, in their investment Compañía Panameña de Bebidas, S.A.P.I. de C.V., for an amount of Ps. 432 million charged as other expenses line. The Company will continue to monitor the results of this investment in conjunction with its partner The Coca-Cola Company, looking for alternatives to improve the business profitability in the near future.

During 2017, Coca-Cola FEMSA made capital contributions to Compañía Panameña de Bebidas, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 349 and Ps. 182, respectively; and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. On June 25, 2017, the Coca-Cola FEMSA through its Brazilian subsidiary Spal Industria Brasileria de Bebidas, S.A. sold 3.05% of their participation in Leao Alimentos e Bebidas, L.T.D.A. for an amount of Ps.198.

On March 28, 2017, as part of AdeS acquisition the Coca-Cola FEMSA acquired indirect participations in equity method investees in Brazil and Argentina for an aggregate amount of Ps. 587. During 2017, Itabirito merged with Spal in a transaction did not generate any cash flow.

On April 30, 2010, the Company acquired an economic interest of 20% of Heineken Group. Heineken’s main activities are the production, distribution and marketing of beer worldwide. On September 18, 2017, the Company concluded the sale of a portion of its investment, representing 5.2% combined economic interest, consisting of 22,485,000 Heineken N.V. shares and 7,700,000 Heineken Holding N.V. shares at the price of €. 84.50 and €. 78.00 per share, respectively, see Note 4.2. The Company recognized an equity income of Ps. 6,478, Ps. 7,847 and Ps. 6,342 net of taxes based on its economic interest in Heineken Group for the years ended December 31, 2018, 2017 and 2016, respectively. The economic interest for the year 2018 was 14.8%, for the year 2017 was 20% for the first eight months and 14.8% for the last four months and for the year 2016 was 20%. The Company’s share of the net income attributable to equity holders of Heineken Group exclusive of amortization of adjustments amounted to Ps. 6,320 (€. 281 million), Ps. 7,656 (€. 357 million) and Ps. 6,430 (€. 308 million), for the years ended December 31, 2018, 2017 and 2016, respectively. Summarized financial information in respect of the associate Heineken Group accounted for under the equity method is set out below.

	December 31, 2018				December 31, 2017
Amounts in millions	Peso		Euro		Peso		Euro
Total current assets	Ps.	204,422	€.	9,070	Ps.	194,429	€.	8,248
Total non-current assets		741,195		32,886		772,861		32,786
Total current liabilities		235,525		10,450		246,525		10,458
Total non-current liabilities		359,846		15,966		378,463		16,055
Total equity		350,245		15,540		342,302		14,521
Equity attributable to equity holders		323,605		14,358		314,017		13,321
Total revenue and other income	Ps.	517,115	€.	22,546	Ps.	493,488	€.	21,750
Total cost and expenses		445,165		19,409		417,434		18,398
Net income	Ps.	48,051	€.	2,095	Ps.	48,850	€.	2,153
Net income attributable to equity holders		43,647		1,903		43,903		1,935
Other comprehensive income		(1,170)		(51)		(26,524)		(1,169)
Total comprehensive income	Ps.	46,881	€.	2,044	Ps.	22,326	€.	984
Total comprehensive income attributable to equity holders		42,386		1,848		19,989		881

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Reconciliation from the equity of the associate Heineken Group to the investment of the Company.

	December 31, 2018				December 31, 2017
Amounts in millions	Peso		Euro		Peso		Euro
Equity attributable to equity holders of Heineken	Ps.	323,608	€.	14,358	Ps.	314,018	€.	13,321
Economic ownership percentage		14.76%		14.76%		14.76%		14.76%

Investment in Heineken investment exclusive of goodwill and other adjustments	Ps.	47,765	€.	2,119	Ps.	46,349	€.	1,966
Effects of fair value determined by purchase price allocation		15,846		703		16,610		705
Goodwill		19,850		881		20,761		881

Heineken investment	Ps.	83,461	€.	3,703	Ps.	83,720	€.	3,552

As of December 31, 2018 and 2017, the fair value of Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 14.8% of its outstanding shares amounted to Ps. 145,177 (€. 6,441 million) and Ps. 170,517 (€. 7,234 million) based on quoted market prices of those dates. As of April 19, 2019, issuance date of these consolidated financial statements, fair value amounted to €. 7,930 million.

During the years ended December 31, 2018, 2017 and 2016, the Company received dividends distributions from Heineken Group, amounting to Ps. 2,388, Ps. 3,250 and Ps. 3,263, respectively.

For the years ended December 31, 2018, 2017 and 2016 the total net income corresponding to the immaterial associates of Coca-Cola FEMSA was Ps. 44, Ps. 235 and Ps. 31, respectively.

For the years ended December 31, 2018, 2017 and 2016 the total net income or loss corresponding to the immaterial joint ventures of Coca-Cola FEMSA was a loss of Ps. 270, a loss of Ps. 175, and a gain of Ps. 116, respectively.

For the year ended December 31, 2018, 2017 and 2016, the Company’s share of other comprehensive income from equity investees, net of taxes are as follows:

	2018		2017		2016
Items that may be reclassified to consolidated net income:
Valuation of the effective portion of derivative financial instruments	Ps.	(355)	Ps.	252	Ps.	614
Exchange differences on translating foreign operations		(6)		(2,265)		(2,842)

Total	Ps.	(361)	Ps.	(2,013)	Ps.	(2,228)

Items that may not be reclassified to consolidated net income in subsequent periods:

Remeasurements of the net defined benefit liability	Ps.	597	Ps.	69	Ps.	(1,004)

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 11. Property, Plant and Equipment, Net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2016	Ps.	7,569	Ps.	17,951	Ps.	53,685	Ps.	12,592	Ps.	11,651	Ps.	5,815	Ps.	14,488	Ps.	927		Ps. 124,678
Additions		328		877		6,499		73		2,236		8,667		36		367		19,083
Additions from business acquisitions		163		763		1,521		105		23		45		668		—		3,288
Changes in fair value of past acquisitions		50		—		85		—		—		—		115		—		250
Transfer of completed projects in progress		46		1,039		2,445		1,978		779		(8,493)		2,206		—		—
Transfer (to)/from assets classified as held for sale		—		—		(36)		—		—		—		—		—		(36)
Disposals		(88)		(202)		(2,461)		(574)		(139)		(2)		(474)		(19)		(3,959)
Effects of changes in foreign exchange rates		260		2,643		5,858		1,953		1,271		569		329		(132)		12,751
Changes in value on the recognition of inflation effects		854		1,470		2,710		851		122		415		—		942		7,364
Capitalization of borrowing costs		—		—		61		—		—		(38)		—		1		24

Cost as of December 31, 2016	Ps.	9,182	Ps.	24,541	Ps.	70,367	Ps.	16,978	Ps.	15,943	Ps.	6,978	Ps.	17,368	Ps.	2,086	Ps.	163,443

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2017	Ps.	9,182	Ps.	24,541	Ps.	70,367	Ps.	16,978	Ps.	15,943	Ps.	6,978	Ps.	17,368	Ps.	2,086	Ps.	163,443
Additions		465		1,474		6,150		389		3,201		8,878		57		224		20,838
Additions from business acquisitions		5,115		1,634		5,988		482		3,324		821		145		—		17,509
Transfer of completed projects in progress		6		676		3,073		1,967		558		(8,572)		2,295		(3)		—
Transfer (to)/from assets classified as held for sale		—		—		(42)		—		—		—		—		(58)		(100)
Disposals		(144)		(588)		(3,147)		(800)		(193)		—		(352)		(12)		(5,236)
Effects of changes in foreign exchange rates		(1,018)		(1,964)		(2,817)		(1,523)		(1,216)		(720)		153		(1,201)		(10,306)
Changes in value on the recognition of inflation effects		527		1,016		2,030		689		(2)		226		—		638		5,124
Venezuela deconsolidation effect (see Note 3.3)		(544)		(817)		(1,300)		(717)		(83)		(221)		—		(646)		(4,328)

Cost as of December 31, 2017	Ps.	13,589	Ps.	25,972	Ps.	80,302	Ps.	17,465	Ps.	21,532	Ps.	7,390	Ps.	19,666	Ps.	1,028	Ps.	186,944

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2018	Ps.	13,589	Ps.	25,972	Ps.	80,302	Ps.	17,465	Ps.	21,532	Ps.	7,390	Ps.	19,666	Ps.	1,028	Ps.	186,944
Additions		334		877		6,926		644		2,888		6,482		3,322		111		21,584
Additions from business acquisitions		25		451		4,128		537		393		290		2		41		5,867
Transfer of completed projects in progress		526		567		2,193		1,711		3		(4,927)		(93)		20		—
Transfer (to)/from assets classified as held for sale		—		—		(127)		—		—		—		—		—		(127)
Disposals		(93)		(152)		(4,623)		(614)		(312)		(633)		(748)		(21)		(7,196)
Philippines disposal		(4,654)		(2,371)		(11,621)		(2,415)		(10,116)		(489)		(236)		—		(31,902)
Effects of changes in foreign exchange rates		(401)		(1,079)		(3,526)		(759)		(251)		(330)		(354)		(293)		(6,993)
Effects on the recognition of inflation effects		242		816		2,552		465		612		66		—		9		4,762
Capitalization of borrowing costs		—		—		—		—		—		—		—		—		—

Cost as of December 31, 2018	Ps	9,568	Ps.	25,081	Ps.	76,204	Ps.	17,034	Ps.	14,749	Ps.	7,849	Ps.	21,559	Ps.	895	Ps.	172,939

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2016	Ps.	—	Ps.	(3,758)	Ps.	(22,449)	Ps.	(6,004)	Ps.	(7,378)	Ps.	—	Ps.	(4,392)	Ps.	(401)	Ps.	(44,382)
Depreciation for the year		—		(734)		(5,737)		(1,723)		(2,235)		—		(1,447)		(200)		(12,076)
Transfer to/(from) assets classified as held for sale		—		—		16		—		—		—		—		—		16
Disposals		—		132		2,101		672		227		—		364		9		3,505
Effects of changes in foreign exchange rates		—		(600)		(3,093)		(1,147)		(847)		—		(81)		39		(5,729)
Changes in value on the recognition of inflation effects		—		(593)		(1,101)		(521)		(33)		—		—		(306)		(2,554)

Accumulated Depreciation as of December 31, 2016	Ps.	—	Ps.	(5,553)	Ps.	(30,263)	Ps.	(8,723)	Ps.	(10,266)	Ps.	—	Ps.	(5,556)	Ps.	(859)	Ps.	(61,220)

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2017	Ps.	—	Ps.	(5,553)	Ps.	(30,263)	Ps.	(8,723)	Ps.	(10,266)	Ps.	—	Ps.	(5,556)	Ps.	(859)	Ps.	(61,220)
Depreciation for the year		—		(887)		(6,928)		(2,186)		(3,365)		—		(1,562)		(685)		(15,613)
Transfer to/(from) assets classified as held for sale		—		44		7		—		—		—		—		—		51
Disposals		—		40		3,125		683		103		—		300		5		4,256
Effects of changes in foreign exchange rates		—		518		437		1,157		93		—		(138)		940		3,007
Venezuela deconsolidation effect		—		481		1,186		626		56		—		—		335		2,684
Venezuela impairment		—		(257)		(841)		—		—		—		—		—		(1,098)
Changes in value on the recognition of inflation effects		—		(437)		(1,031)		(553)		(44)		—		—		(234)		(2,299)

Accumulated Depreciation as of December 31, 2017	Ps.	—	Ps.	(6,051)	Ps.	(34,308)	Ps.	(8,996)	Ps.	(13,423)	Ps.	—	Ps.	(6,956)	Ps.	(498)	Ps.	(70,232)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2018	Ps.	—	Ps.	(6,051)	Ps.	(34,308)	Ps.	(8,996)	Ps.	(13,423)	Ps.	—	Ps.	(6,956)	Ps.	(498)	Ps.	(70,232)
Depreciation for the year		—		(786)		(7,437)		(1,752)		(2,827)		—		(1,763)		(133)		(14,698)
Transfer to/(from) assets classified as held for sale		—		—		78		—		—		—		—		—		78
Disposals		—		69		4,970		579		204		—		571		—		6,393
Philippines disposal		—		700		6,125		2,083		7,225		—		77		—		16,210
Effects of changes in foreign exchange rates		—		112		404		250		631		—		141		143		1,681
Changes in value on the recognition of inflation effects		—		(223)		(2,692)		(338)		(516)		—		—		—		(3,769)

Accumulated Depreciation as of December 31, 2018	Ps.	—	Ps.	(6,179)	Ps.	(32,860)	Ps.	(8,174)	Ps.	(8,706)	Ps.	—	Ps.	(7,930)	Ps.	(488)	Ps.	(64,337)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2016	Ps.	9,182	Ps.	18,988	Ps.	40,104	Ps.	8,255	Ps.	5,677	Ps.	6,978	Ps.	11,812	Ps.	1,227	Ps.	102,223

As of December 31, 2017	Ps.	13,589	Ps.	19,921	Ps.	45,994	Ps.	8,469	Ps.	8,109	Ps.	7,390	Ps.	12,710	Ps.	530	Ps.	116,712

As of December 31, 2018	Ps.	9,568	Ps.	18,902	Ps.	43,344	Ps.	8,860	Ps.	6,043	Ps.	7,849	Ps.	13,629	Ps.	407	Ps.	108,602

During the year ended December 31, 2016 the Company capitalized Ps. 61 of borrowing costs in relation to Ps. 99 in qualifying assets. The effective interest rates used to determine the amount of borrowing costs eligible for capitalization was 4.5%. For the years ended December 31, 2018 and 2017, the Company did not recognize any capitalization of borrowing costs.

For the years ended December 31, 2018, 2017 and 2016 interest expense, interest income and net foreign exchange losses and gains are analyzed as follows:

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2018		2017		2016
Interest expense, interest income and net foreign exchange	Ps.	7,241	Ps.	4,688	Ps.	7,285
Amount capitalized (1)		—		—		69

Net amount in consolidated income statements	Ps.	7,241	Ps.	4,688	Ps.	7,216

(1)	Amount of interest capitalized in property, plant and equipment and intangible assets.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Commitments related to acquisitions of property, plant and equipment are disclosed in Note 25.8

Note 12. Intangible Assets

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2016	Ps.	66,392	Ps.	33,850	Ps.	1,481	Ps.	1,246	Ps.	102,969	Ps.	4,890	Ps.	683	Ps.	1,225	Ps.	860	Ps.	7,658	Ps.	110,627
Additions		—		—		3		—		3		345		609		191		146		1,291		1,294
Acquisitions from business combinations (see Note 4)		9,602		12,276		239		1,067		23,184		318		3		—		174		495		23,679
Changes in fair value of past acquisitions		—		(2,385)		4,315		(554)		1,376		—		—		—		1,078		1,078		2,454
Transfer of completed development systems		—		—		—		—		—		304		(304)		—		—		—		—
Disposals		—		—		—		—		—		(336)		—		—		(24)		(360)		(360)
Effect of movements in exchange rates		8,124		8,116		187		392		16,819		451		(193)		—		104		362		17,181
Changes in value on the recognition of inflation effects		1,220		—		—		—		1,220		141		—		—		—		141		1,361
Capitalization of borrowing costs		—		—		—		—		—		11		—		—		—		11		11

Cost as of December 31, 2016	Ps.	85,338	Ps.	51,857	Ps.	6,225	Ps.	2,151	Ps.	145,571	Ps.	6,124	Ps.	798	Ps.	1,416	Ps.	2,338	Ps.	10,676	Ps.	156,247

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2017	Ps.	85,338	Ps.	51,857	Ps.	6,225	Ps.	2,151	Ps.	145,571	Ps.	6,124	Ps.	798	Ps.	1,416	Ps.	2,338	Ps.	10,676	Ps.	156,247
Additions		1,288		—		—		6		1,294		464		920		221		445		2,050		3,344
Acquisitions from business combinations (see Note 4)		4,144		140		5		—		4,289		6		—		—		80		86		4,375
Changes in fair value of past acquisitions		5,167		(7,022)		836		9		(1,010)		(188)		—		—		892		704		(306)
Transfer of completed development systems		—		—		—		—		—		412		(412)		—		—		—		—
Disposals		—		—		—		—		—		110		—		—		—		110		110
Effect of movements in exchange rates		(2,563)		(1,526)		119		91		(3,879)		175		(15)		—		52		212		(3,667)
Changes in value on the recognition of inflation effects		(727)		—		—		—		(727)		—		—		—		175		175		(552)
Venezuela deconsolidation effect		(745)		—		—		—		(745)		—		—		—		(139)		(139)		(884)

Cost as of December 31, 2017	Ps.	91,902	Ps.	43,449	Ps.	7,185	Ps.	2,257	Ps.	144,793	Ps.	7,103	Ps.	1,291	Ps.	1,637	Ps.	3,843	Ps.	13,874	Ps.	158,667

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2018	Ps.	91,902	Ps.	43,449	Ps.	7,185	Ps.	2,257	Ps.	144,793	Ps.	7,103	Ps.	1,291	Ps.	1,637	Ps.	3,843	Ps.	13,874	Ps.	158,667
Additions		—		75		—		71		146		1,051		371		131		94		1,647		1,793
Acquisitions from business combinations (see Note 4)		4,602		842		170		—		5,614		35		57		—		291		383		5,997
Changes in fair value of past acquisitions		—		272		—		—		272		—		—		—		—		—		272
Internal development		—		—		—		—		—		—		—		—		41		41		41
Transfer of completed development systems		—		—		—		—		—		904		(904)		—		—		—		—
Disposals		—		—		—		(2)		(2)		(43)		—		—		(146)		(189)		(191)
Philippines Disposal		(3,882)		—		—		—		(3,882)		—		—		—		(596)		(596)		(4,478)
Effect of movements in exchange rates		(5,005)		(4,108)		(656)		(349)		(10,118)		(343)		(38)		—		(311)		(692)		(10,810)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		57		57		57

Cost as of December 31, 2018	Ps.	87,617	Ps.	40,530	Ps.	6,699	Ps.	1,977	Ps.	136,823	Ps.	8,707	Ps.	777	Ps.	1,768	Ps.	3,273	Ps.	14,525	Ps.	151,348

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Amortization and Impairment Losses	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Amortization as of January 1, 2016	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,619)	Ps.	—	Ps.	(302)	Ps.	(365)	Ps.	(2,286)	Ps.	(2,286)
Amortization expense		—		—		—		—		—		(630)		—		(74)		(302)		(1,006)		(1,006)
Impairment losses		—		—		—		—		—		—		—		—		—		—		—
Disposals		—		—		—		—		—		313		—		—		36		349		349
Effect of movements in exchange rates		—		—		—		—		—		(1)		—		—		(35)		(36)		(36)

Amortization as of December 31, 2016	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,937)	Ps.	—	Ps.	(376)	Ps.	(666)	Ps.	(2,979)	Ps.	(2,979)

Amortization as of January 1, 2017	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,937)	Ps.	—	Ps.	(376)	Ps.	(666)	Ps.	(2,979)	Ps.	(2,979)
Amortization expense		—		—		—		—		—		(961)		—		(81)		(217)		(1,259)		(1,259)
Impairment losses		—		—		—		—		—		(110)		—		—		—		(110)		(110)
Disposals		—		—		—		—		—		—		—		—		—		—		—
Venezuela deconsolidation effect		—		—		—		—		—		—		—		—		(120)		(120)		(120)
Venezuela impairment		—		—		—		—		—		—		—		—		—		—		—
Effect of movements in exchange rates		—		—		—		—		—		(254)		—		—		148		(106)		(106)

Amortization as of December 31, 2017	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(3,262)	Ps.	—	Ps.	(457)	Ps.	(855)	Ps.	(4,574)	Ps.	(4,574)

Amortization as of January 1, 2018	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(3,262)	Ps.	—	Ps.	(457)	Ps.	(855)	Ps.	(4,574)	Ps.	(4,574)
Amortization expense		—		—		—		—		—		(1,453)		—		(87)		(373)		(1,913)		(1,913)
Disposals		—		—		—		—		—		93		—		—		98		191		191
Philippines Disposal		—		—		—		—		—		—		—		—		375		375		375
Effect of movements in exchange rates		—		—		—		—		—		236		—		—		(1)		235		235
Changes in value on the recognition of inflation effects		—		—		—		—		—		(51)		—		—		(1)		(52)		(52)
Amortization as of December 31, 2018	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(4,437)	Ps.	—	Ps.	(544)	Ps.	(757)	Ps.	(5,738)	Ps.	(5,738)

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Carrying Amount	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
As of December 31, 2016	Ps.	85,338	Ps.	51,857	Ps.	6,225	Ps.	2,151	Ps.	145,571	Ps.	4,187	Ps.	798	Ps.	1,040	Ps.	1,672	Ps.	7,697	Ps.	153,268
As of December 31, 2017	Ps.	91,902	Ps.	43,449	Ps.	7,185	Ps.	2,257	Ps.	144,793	Ps.	3,841	Ps.	1,291	Ps.	1,180	Ps.	2,988	Ps.	9,300	Ps.	154,093
As of December 31, 2018	Ps.	87,617	Ps.	40,530	Ps.	6,699	Ps.	1,977	Ps.	136,823	Ps.	4,270	Ps.	777	Ps.	1,224	Ps.	2,516	Ps.	8,787	Ps.	145,610

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

During the year ended December 31, 2016 the Company capitalized Ps. 8 of borrowing costs in relation to Ps. 28 in qualifying assets. The effective interest rate used to determine the amount of borrowing costs eligible for capitalization was 4.1%. For the years ended December 31, 2018 and 2017, the Company did not recognize any capitalization of borrowing costs.

On March 28, 2017 Coca-Cola FEMSA acquired distribution rights and other intangibles of AdeS soy-based beverages in its territories in Mexico and Colombia for an aggregate amount of Ps. 1,287. This acquisition was made to reinforce Coca-Cola FEMSA leadership position. For the years ended 2018, 2017 and 2016, allocation for amortization expense is as follows:

	2018		2017		2016
Cost of goods sold	Ps.	399	Ps.	132	Ps.	82
Administrative expenses		858		627		727
Selling expenses		656		500		207

	Ps.	1,913	Ps.	1,259	Ps.	1,016

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	3 - 10
Alcohol Licenses	12 - 15

Coca-Cola FEMSA Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be a CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2018		December 31, 2017
Mexico	Ps.	56,352	Ps.	56,352
Guatemala		1,853		488
Nicaragua		460		484
Costa Rica		1,417		1,520
Panama		1,182		1,185
Colombia		4,600		5,824
Brazil		42,153		48,345
Argentina		327		50
Uruguay		3,003		—
Philippines		—		3,882

Total	Ps.	111,347	Ps.	118,130

Goodwill and distribution rights are tested for impairments annually.

The recoverable amounts are based on value in use. The value in use of a CGU is determined based on the discounted cash flows method. The key assumptions used in projecting cash flows are: volume, expected annual long-term inflation, and the weighted average cost of capital (WACC) used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, Coca-Cola FEMSA prepares its estimates based on the current situation of each of the CGUs.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of Coca-Cola FEMSA and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is estimated based on the interest-bearing borrowings Coca-Cola FEMSA is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

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

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•	A per CGU-specific WACC was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes, size premium adjustments.

The key assumptions by CGU for impairment test as of December 31, 2018 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2019-2028	Expected Volume Growth Rates 2019-2028
Mexico	7.4%	5.3%	4.0%	1.4%
Colombia	7.8%	5.2%	3.1%	4.0%
Costa Rica	13.9%	9.2%	4.0%	1.6%
Guatemala	9.4%	7.5%	3.2%	7.3%
Nicaragua	21.2%	11.0%	6.2%	3.8%
Panama	9.2%	7.0%	2.4%	3.0%
Argentina	19.6%	11.3%	21.9%	2.7%
Brazil	10.7%	6.6%	3.8%	1.7%

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

During the year ended December 31, 2017 and due to the worsened economic and operational conditions in Venezuela,Coca-Cola FEMSA has recognized an impairment for distribution rights in such country for an amount of Ps. 745, such effect has been recorded in other expenses in the consolidated financial statements.

Sensitivity to Changes in Assumptions

At December 31, 2018, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

		Change in Volume
CGU	Change in WACC	Growth CAGR (1)	Effect on Valuation
Mexico	+0.3%	-1.0%	Passes by 5.0x
Colombia	+0.6%	-1.0%	Passes by 3.9x
Costa Rica	+1.7%	-1.0%	Passes by 1.9x
Guatemala	+0.7%	-1.0%	Passes by 18.4x
Nicaragua	+0.3%	-0.3%	Passes by 1.0x
Panama	+0.3%	-1.0%	Passes by 6.9x
Argentina	+6.1%	-1.0%	Passes by 8.9x
Brazil	+1.1%	-1.0%	Passes by 1.3x

(1)	Compound Annual Growth Rate (“CAGR”).

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

FEMSA Comercio – Proximity Division, FEMSA Comercio – Health Division and FEMSA Comercio – Fuel Division Impairment Test for Cash-Generating Units Containing Goodwill

For the purpose of impairment testing, goodwill is allocated and monitored on an individual country basis by operating segment. The Company has integrated its cash generating units as follow: (i) FEMSA Comercio – Proximity Division and (ii) FEMSA Comercio – Health Division are integrated as Mexico, for each of them and (iii) FEMSA Comercio – Fuel Division includes only Mexico.

As of December 31, 2018 in FEMSA Comercio – Health Division there is a significant carrying amount of goodwill allocated in Chile and Colombia as a group of cash generating (South America) with a total carrying amount of Ps. 6,048.

The recoverable amounts are based on value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: sales, expected annual long-term inflation, and the weighted average cost of capital (“WACC”) used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, the Company prepares its estimates based on the current situation of each of the CGUs or group of CGUs.

To determine the discount rate, the Company uses the WACC as determined for each of the cash generating units or group of the cash generating units in real terms and as described in following paragraphs.

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU or group of CGUs consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the businesses that are similar to those of FEMSA Comercio – Proximity, Health and Fuel Divisions.

The discount rates represent the current market assessment of the risks specific to each CGU or group of CGUs, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of the Company and its operating segments and is derived from its WACC. The WACC takes into account both debt and cost of equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor would asses in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The key assumptions used for the value-in-use calculations are as follows:

•

Cash flows were projected based on actual operating results and the five-year business plan. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.

•

Cash flows projected based on actual operating results and five-year business plan were calculated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•

A per CGU-specific Weighted Average Cost of Capital (“WACC”) was applied by FEMSA Comercio – Health Division as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The key assumptions by CGU for impairment test as of December 31, 2018 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2019-2028	Expected Volume Growth Rates 2019-2028
South America (FEMSA Comercio – Health Division)	9.0%	6.3%	3.0%	0.4%

The key assumptions by CGU for impairment test as of December 31, 2017 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2018-2027	Expected Volume Growth Rates 2018-2027
South America (FEMSA Comercio – Health Division)	6.9%	6.2%	3.0%	2.0%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2018, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 100 basis points in the sale’s compound annual growth rate (“CAGR”), concluding that no impairment would be recognized.

CGU	Change in WACC	Change in Sales Growth CAGR (1)	Effect on Valuation
FEMSA Comercio – Health Division (South America)	+0.3%	-0.5%	Passes by 1.15x

(1)	Compound Annual Growth Rate.

Note 13. Other Assets and Other Financial Assets

13.1 Other non-current assets

	December 31, 2018		December 31, 2017
Agreement with customers	Ps.	897	Ps.	849
Long term prepaid advertising expenses		388		298
Guarantee deposits (1)		2,910		3,491
Prepaid bonuses		248		151
Advances to acquire property, plant and equipment		233		266
Recoverable taxes		1,289		1,674
Indemnifiable assets from business combinations (2)		3,336		4,510
Recoverable taxes from business combinations		395		458
Others		621		828

	Ps.	10,317	Ps.	12,525

(1)	As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits including those related to business acquisitions. See Note 25.7.
(2)	Corresponds to indemnifiable assets that are warranted by former Vonpar owners as per the share purchase agreement. See Note 4.1.3

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

13.2 Other non-current financial assets

	December 31, 2018		December 31, 2017
Non-current accounts receivable	Ps.	724	Ps.	733
Derivative financial instruments (see Note 20)		10,752		10,137
Investments (2)		11,810		—
Investments in other entities (1)		—		1,039
Others		101		164

	Ps.	23,387	Ps.	12,073

(1)

In 2017, Coca-Cola FEMSA determined that deteriorating conditions in its Venezuela’s investment subsidiary had led the Company to no longer meet the accounting criteria to continue consolidating its operations. For further information about the impacts of such deconsolidation, see Note 3.3 above.

(2)	It represents an investment in corporate debt securities with variable interest rates, measured at amortized cost. The carrying value approximates its fair value as of December 31, 2018.

As of December 31, 2018 and 2017, the fair value of non-current accounts receivable amounted to Ps. 740 and Ps. 707, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

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

The consolidated statements of financial positions and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2018		December 31, 2017
Balances
Due from The Coca-Cola Company (see Note 7) (1) (8)	Ps.	1,173	Ps.	2,054
Balance with BBVA Bancomer, S.A. de C.V. (2)		11,093		1,496
Balance with JP Morgan Chase & Co. (2)		27		6,907
Balance with Banco Mercantil del Norte S.A. (3)		—		806
Grupo Industrial Saltillo S.A.B. de C.V. (3)		169		141
Due from Heineken Group (1) (3) (7)		2,572		2,673
Former shareholders of Vonpar		—		1,219
Other receivables (1) (4)		565		209

Due to The Coca-Cola Company (5) (6) (8)	Ps.	3,893	Ps.	3,731

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Due to BBVA Bancomer, S.A. de C.V. (5)	2,947	352
Due to Caffenio (9)	—	293
Due to Heineken Group (6) (7)	4,753	4,403
Other payables (6)	1,402	1,508

(1)	Presented within accounts receivable.
(2)	Presented within cash and cash equivalents.
(3)	Presented within other financial assets.
(4)	Presented within other current financial assets.
(5)	Recorded within bank loans and notes payable.
(6)	Recorded within accounts payable.
(7)	Associates.
(8)	Non-controlling interest.
(9)	On May 22, 2018 the Company completed the acquisition of an additional 10% of non-controlling interest of Café del Pacífico S.A.P.I. de C.V. (Caffenio).

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2018 and 2017, there was no expense resulting from uncollectible balances due from related parties.

Transactions	2018		2017		2016
Income:
Services to Heineken Group (1)	Ps.	3,265	Ps.	3,570	Ps.	3,153
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (3)		255		457		427
Logistic services to Jugos del Valle (1)		369		587		555
Other revenues from related parties		762		620		857
Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.	32,379	Ps.	30,758	Ps.	38,146
Purchases of beer from Heineken Group (1)		27,999		24,942		16,436
Purchase of coffee from Caffenio (5)		—		2,397		2,064
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (3)		5,763		4,802		4,184
Advertisement expense paid to The Coca-Cola Company (2) (4)		2,193		1,392		2,354
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		4,537		3,905		3,310
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		2,604		1,885		1,765
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (3)		220		40		26
Purchase of sugar from Beta San Miguel (3)		651		1,827		1,349
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V. (3)		739		839		759
Purchase of canned products from IEQSA (1)		596		804		798
Purchase of inventories to Leao Alimentos e Bebidas, L.T.D.A. (1)		2,654		4,010		3,448
Advertising paid to Grupo Televisa, S.A.B. (3)		113		107		193
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (3)		12		32		63
Donations to Fundación FEMSA, A.C. (3)		113		23		62
Donations to Difusión y Fomento Cultural, A.C. (3)		63		44		49
Donations to ITESM (3)		192		108		—
Other expenses with related parties		602		742		618

(1)	Associates.
(2)	Non-controlling interest.
(3)	Members of the board of directors in FEMSA participate in board of directors of this entity.
(4)	Net of the contributions from The Coca-Cola Company of Ps. 3,542, Ps. 4,023 and Ps. 4,518, for the years ended in 2018, 2017 and 2016, respectively.
(5)	On May 22, 2018 the Company completed the acquisition of an additional 10% of non-controlling interest of Café del Pacífico S.A.P.I. de C.V. (Caffenio).

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Commitments with related parties

Related Party	Commitment	Conditions
Heineken Group	Supply	Supply of all beer products in Mexico’s OXXO stores. The contract may be renewed for five years or additional periods. At the end of the contract OXXO will not hold exclusive contract with another supplier of beer for the next 3 years. Commitment term, Jan 1st, 2010 to Jun 30, 2020.

The benefits and aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2018		2017		2016
Short-term employee benefits paid	Ps.	1,885	Ps.	1,699	Ps.	1,510
Postemployment benefits		37		48		39
Termination benefits		88		74		192
Share based payments		401		351		468

Note 15. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. As of December 31, 2018 and for each of the three years ended on December 31, 2018, 2017 and 2016, respectively; the assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets		Liabilities
Balances	Short-Term	Long-Term	Short-Term	Long-Term
As of December 31, 2018
U.S. dollars	Ps. 69,281	Ps. 12,026	Ps. 4,625	Ps. 63,112
Euros	749	—	417	22,538
Other currencies	46	1,605	24	1

Total	Ps. 70,076	Ps. 13,631	Ps. 5,066	Ps. 85,651

As of December 31, 2017
U.S. dollars	Ps. 69,772	Ps. 148	Ps. 4,241	Ps. 73,115
Euros	25	—	1,881	23,573
Other currencies	46	1,674	340	1

Total	Ps. 69,843	Ps. 1,822	Ps. 6,462	Ps. 96,689

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Transactions	Revenues		Other Operating Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Asset Acquisitions		Other
For the year ended December 31, 2018
U.S. dollars	Ps.	7,228	Ps.	130	Ps.	21,460	Ps.	2,309	Ps.	752	Ps.	2,166		Ps. 2,676
Euros		—		—		63		434		20		—		1
Other currencies		—		9		—		—		2		—		—

Total	Ps.	7,228	Ps.	139	Ps.	21,523	Ps.	2,743	Ps.	774	Ps.	2,166		Ps. 2,677

For the year ended December 31, 2017
U.S. dollars	Ps.	1,909	Ps.	1,677	Ps.	16,320	Ps.	2,534	Ps.	267	Ps.	272		Ps. 4,052
Euros		—		2		87		452		23		4		20
Other currencies		—		—		—		—		12		—		—

Total	Ps.	1,909	Ps.	1,679	Ps.	16,407	Ps.	2,986	Ps.	302	Ps.	276	Ps.	4,072

For the year ended December 31, 2016
U.S. dollars	Ps.	4,068	Ps.	1,281	Ps.	14,961	Ps.	3,173	Ps.	182	Ps.	407	Ps.	3,339
Euros		6		—		104		355		43		—		5
Other currencies		29		150		—		150		185		—		4

Total	Ps.	4,103	Ps.	1,431	Ps.	15,065	Ps.	3,678	Ps.	410	Ps.	407	Ps.	3,348

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 19,
	2018	2017	2019
U.S. dollar	19.6829	19.7354	18.9516
Euro	22.5383	23.5729	21.3171

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for Mexico:

Mexico	December 31, 2018	December 31, 2017	December 31, 2016
Financial:
Discount rate used to calculate the defined benefit obligation	9.40%	7.60%	7.60%
Salary increase	4.60%	4.50%	4.50%
Future pension increases	3.60%	3.50%	3.50%
Healthcare cost increase rate	5.10%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 2009
Disability (2)	IMSS-97	IMSS-97	IMSS-97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

In Mexico, the methodology used to determine the discount rate was the Yield or Internal Rate of Return (IRR) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of Mexican Federal Government Treasury Bonds (known as CETES in Mexico) because there is no deep market in high quality corporate obligations in Mexican pesos.

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post-Retirement Medical Services		Total
2019	Ps.	630	Ps.	101	Ps.	22	Ps.	753
2020		340		71		23		434
2021		284		63		24		371
2022		286		56		24		366
2023		345		53		25		423
2024 to 2028		2,000		257		165		2,422

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

16.2 Balances of the liabilities for employee benefits

	December 31, 2018		December 31, 2017
Pension and Retirement Plans:
Defined benefit obligation	Ps.	6,189	Ps.	7,370
Pension plan funds at fair value		(2,501)		(3,131)
Net defined benefit liability	Ps.	3,688	Ps.	4,239

Seniority Premiums:
Defined benefit obligation	Ps.	772	Ps.	783
Seniority premium plan funds at fair value		(111)		(109)

Net defined benefit liability	Ps.	661	Ps.	674

Postretirement Medical Services:
Defined benefit obligation	Ps.	418	Ps.	524
Medical services funds at fair value		(68)		(64)

Net defined benefit liability	Ps.	350	Ps.	460

Total Employee Benefits	Ps.	4,699	Ps.	5,373

16.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at fair value (Level 1), which are invested as follows:

	December 31, 2018	December 31, 2017
Fixed return:
Traded securities	19%	18%
Bank instruments	6%	5%
Federal government instruments of the respective countries	60%	62%
Variable return:
Publicly traded shares	15%	15%

	100%	100%

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	December 31, 2018		December 31, 2017
Debt:
Grupo Televisa, S.A.B. de C.V.	Ps.	45	Ps.	28
El Puerto de Liverpool, S.A.B. de C.V.		30		30
Grupo Financiero Banorte, S.A.B. de C.V.		8		—
Grupo BBVA Bancomer, S.A. de C.V.		19		10
Gentera, S.A.B. de C.V.		4		—
Grupo Industrial Bimbo, S.A.B. de C. V.		27		5
Equity:
Grupo Televisa, S.A.B. de C.V.		1		—
El Puerto de Liverpool, S.A.B. de C.V.		3		—
Grupo Aeroportuario del Suereste, S.A.B. de C.V.		2		—
CEMEX, S.A.B. de C.V.		3		—

For the years ended December 31, 2018 and 2017, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year. There are no restrictions placed on the trustee’s ability to sell those securities. As of December 31, 2018 and 2017, the plan assets did not include securities of the Company in portfolio funds.

16.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement								AOCI (1)
December 31, 2018	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	318	Ps.	—	Ps.	(5)	Ps.	304	Ps.	668
Seniority premiums		125		—		(8)		49		(63)
Postretirement medical services		25		—		(1)		34		41

Total	Ps.	468	Ps.	—	Ps.	(14)	Ps.	387	Ps.	646

December 31, 2017	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	244	Ps.	10	Ps.	(2)	Ps.	248	Ps.	1,061
Seniority premiums		106		—		(1)		41		46
Postretirement medical services		24		—		—		30		184

Total	Ps.	374	Ps.	10	Ps.	(3)	Ps.	319	Ps.	1,291

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

December 31, 2016	Current Service Cost	Past Service Cost	Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.245	Ps.45	Ps.	(61)	Ps.	224	Ps.	1,102
Seniority premiums	93	1		—		34		18
Postretirement medical services	21	—		—		24		151

Total	Ps.359	Ps.46	Ps.	(61)	Ps.	282	Ps.	1,271

(1)	Amounts accumulated in other comprehensive income as of the end of the period.

Remeasurements of the net defined benefit liability recognized in accumulated other comprehensive income are as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	892	Ps.	966	Ps.	810
Actuarial losses arising from exchange rates		(21)		(2)		123
Remeasurements during the year, net of tax		221		295		288
Actuarial gains and (losses) arising from changes in financial assumptions		(617)		(367)		(255)

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	475	Ps.	892	Ps.	966

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in net interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

16.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2018		December 31, 2017		December 31, 2016
Pension and Retirement Plans:
Initial balance	Ps.	7,370	Ps.	5,702	Ps.	5,308
Current service cost		318		341		245
Past service cost		—		10		45
Interest expense		484		491		369
Effect on curtailment		—		(2)		(61)
Settlement		(5)		—		—
Remeasurements of the net defined benefit obligation		(740)		263		(67)
Foreign exchange loss (gain)		(86)		(79)		150
Benefits paid		(450)		(550)		(287)
(Derecognition) acquisitions		(702)		1,194		—

Ending balance	Ps.	6,189	Ps.	7,370	Ps.	5,702

Seniority Premiums:
Initial balance	Ps.	783	Ps.	663	Ps.	610

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Current service cost		125		106		93
Interest expense		57		49		41
Settlement		(8)		(1)		—
Effect on curtailment		—		—		—
Remeasurements of the net defined benefit obligation		(115)		28		(43)
Benefits paid		(77)		(68)		(55)
Acquisitions		7		6		17

Ending balance	Ps.	772	Ps.	783	Ps.	663

Postretirement Medical Services:
Initial balance	Ps.	524	Ps.	460	Ps.	404
Current service cost		25		24		22
Interest expense		39		34		27
Curtailment / Settlement		(1)		—		—
Remeasurements of the net defined benefit obligation		(143)		32		30
Benefits paid		(26)		(26)		(23)

Ending balance	Ps.	418	Ps.	524	Ps.	460

Post-employment:
Initial balance	Ps.	—	Ps.	—	Ps.	135
Reclassification to certain liability cost		—		—		(135)

Ending balance	Ps.	—	Ps.	—	Ps.	—

16.6 Changes in the balance of plan assets

	December 31, 2018		December 31, 2017		December 31, 2016
Total Plan Assets:
Initial balance	Ps.	3,304	Ps.	2,378	Ps.	2,228
Actual return on trust assets		47		213		40
Foreign exchange loss (gain)		(1)		86		4
Life annuities		35		65		107
Benefits paid		(1)		(136)		(1)
(Derecognition) acquisitions		(704)		698		—

Ending balance	Ps.	2,680	Ps.	3,304	Ps.	2,378

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 1% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1% on the significant actuarial assumptions is based on a projected long-term discount rates for Mexico and a yield curve projections of long-term sovereign bonds:

					Income Statement
+1%:							OCI (1)

Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	284	Ps.	(4)	Ps.	291	Ps.	391
Seniority premiums		121		(7)		53		(79)
Postretirement medical services		24		(1)		38		20
Post-employment		—		—		—		—

Total	Ps.	429	Ps.	(12)	Ps.	382	Ps.	332

Expected salary increase
Pension and retirement plans	Ps.	309	Ps.	(6)	Ps.	296	Ps.	610
Seniority premiums		131		(8)		53		(67)
Postretirement medical services		—		—		—		—
Post-employment		—		—		—		—

Total	Ps.	440	Ps.	(14)	Ps.	349	Ps.	543

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	29	Ps.	(1)	Ps.	41	Ps.	33

-1%:

Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	324	Ps.	(6)	Ps.	261	Ps.	571
Seniority premiums		129		(8)		46		(61)
Postretirement medical services		28		(1)		35		37
Post-employment		—		—		—		—

Total	Ps.	481	Ps.	(15)	Ps.	342	Ps.	547

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Expected salary increase	Current Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans		Ps. 284		Ps.(3)		Ps. 239		Ps. 444
Seniority premiums		120		(7)		47		(72)
Postretirement medical services		—		—		—		—
Post-employment		—		—		—		—

Total	Ps.	404	Ps.	(10)	Ps.	286	Ps.	372

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	24	Ps.	(1)	Ps.	34	Ps.	23

(1)	Amounts accumulated in other comprehensive income as of the end of the period.

16.8 Employee benefits expense

For the years ended December 31, 2018, 2017 and 2016, employee benefits expenses recognized in the consolidated income statements as cost of goods sold, administrative and selling expenses are as follows:

	2018	2017	2016
Wages and salaries	Ps.58,745	Ps.51,874	Ps. 49,393
Social security costs	10,486	9,800	8,814
Employee profit sharing	1,294	1,209	1,506
Post-employment benefits	842	700	625
Share-based payments	405	351	468
Termination benefits	132	159	325

	Ps.71,904	Ps.64,093	Ps. 61,131

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The plan is managed by FEMSA’s chief executive officer (“CEO”), with the support of the board of directors, together with the CEO of the respective sub-holding company. FEMSA’s Board of Directors is responsible for approving the plan’s structure, and the annual amount of the bonus. Each year, FEMSA’s CEO in conjunction with the Evaluation and Compensation Committee of the board of directors and the CEO of the respective sub-holding company determine the employees eligible to participate in the plan and the bonus formula to determine the number of shares to be received. Until 2015 the shares were vested ratably over a six-year period, beginning with January 1, 2016 onwards they were ratably vest over a four-year period, with retrospective effects, on existing grants recognized in 2016. FEMSA accounts for its share-based payment bonus plan as an equity-settled share-based payment transaction as it will ultimately settle its obligations with its employees by issuing its own shares or those of its subsidiary Coca-Cola FEMSA.

The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust with the objective of conducting the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, on the line issuance (purchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, they would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2018, 2017 and 2016, the compensation expense recorded in the consolidated income statement amounted to Ps. 401, Ps. 351 and Ps. 468, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trust are charged to retained earnings.

As of December 31, 2018 and 2017, the number of shares held by the trust associated with the Company’s share-based payment plans are as follows:

	Number of Shares
	FEMSA UBD		KOFL
	2018	2017	2018	2017
Beginning balance	2,945,209	3,625,171	935,899	1,068,327

Shares acquired by the administrative trust to employees	913,846	1,311,599	262,909	344,770

Shares released from administrative trust to employees upon vesting	(1,580,595)	(1,991,561)	(501,582)	(477,198)

Forfeitures	—	—	—	—

Ending balance	2,278,460	2,945,209	697,226	935,899

The fair value of the shares held by the trust as of the end of December 31, 2018 and 2017 was Ps. 468 and Ps. 673, respectively, based on quoted market prices of those dates.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 18. Bank Loans and Notes Payable

	At December 31, (1)
(in millions of Mexican pesos)	2019		2020		2021		2022		2023		2024 and Thereafter		Carrying Value at December 31, 2018		Fair Value at December 31, 2018		Carrying Value at December 31, 2017(1)
Short-term debt:
Fixed rate debt:
Argentine pesos
Bank loans	Ps.	157	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	157	Ps.	141	Ps.	106
Interest rate		36.8%		—		—		—		—		—		36.8%		—		22.4%
Chilean pesos
Bank loans		594		—		—		—		—		—		594		594		770
Interest rate		3.2%		—		—		—		—		—		3.2%		—		3.1%
U.S. dollars
Bank loans		—		—		—		—		—		—		—		—		—
Interest rate		—		—		—		—		—		—		—		—		—
Capital leases		10		—		—		—		—		—		10		10		—
Interest rate		3.3%		—		—		—		—		—		3.3%		—		—
Uruguayan pesos
Bank loans		771		—		—		—		—		—		771		771		—
Interest rate		10%		—		—		—		—		—		10%		—		—
Variable rate debt:				—		—		—		—		—
Mexican pesos
Bank loans		450		—		—		—		—		—		450		450		—
Interest rate		9.2%		—		—		—		—		—		9.2%		—		—
Colombian pesos
Bank loans		454		—		—		—		—		—		454		454		1,951
Interest rate		5.6%		—		—		—		—		—		5.6%		—		7.3%
Chilean pesos
Bank loans		—		—		—		—		—		—		—		—		3
Interest rate		—		—		—		—		—		—		—		—		6.1%

Total short-term debt	Ps.	2,436	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,436	Ps.	2,420	Ps.	2,830

(in millions of Mexican pesos)	2019		2020		2021		2022		2023		2024 and Thereafter		Carrying Value at December 31, 2018		Fair Value at December 31, 2018		Carrying Value at December 31, 2017(1)
Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	22,439	Ps.	—	Ps.	22,439	Ps.	23,063	Ps.	23,449
Interest rate		—		—		—		—		1.7%		—		1.7%		—		1.8%
U.S. dollars
Yankee bond		—		9,829		—		—		17,557		11,818		39,204		40,716		48,043
Interest rate		—		4.6%		—		—		3.9%		5.3%		4.5%		—		4.1%
U.S. dollars Promissory Note		4,652		—		—		—		—		—		4,652		4,516		—
Interest rate (1)		0.4%		—		—		—		—		—		0.4%		—		—
Bank of NY (FEMSA USD 2023)		—		—		—		—		5,849		—		5,849		5,657		5,852
Interest rate (1)		—		—		—		—		2.9%		—		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		13,504		13,504		13,229		13,510
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Capital leases		5		2		—		—		—		—		7		7		13

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Interest rate (1)		17.8%		8.1%		—		—		—		—		14.7%		—		3.8%
Mexican pesos
Domestic senior notes		—		—		2,498		—		7,495		8,488		18,481		17,218		18,479
Interest rate		—		—		8.3%		—		5.5%		7.9%		6.9%		—		6.9%
Bank loans		33		32		12		—		—		—		77		77		—
Interest rate		—		—		8.3%		—		—		—		6.4%		—		—
Brazilian reais
Bank loans		209		129		78		67		38		24		545		531		1,033
Interest rate		5.8%		5.9%		6.0%		6.1%		6.4%		6.6%		6.0%		—		5.7%
Notes payable (2)		—		—		—		—		—		—		—		—		6,707
Interest rate		—		—		—		—		—		—		—		—		0.4%
Chilean pesos
Bank loans		—		—		—		—		—		—		—		—		40
Interest rate		—		—		—		—		—		—		—		—		7.9%
Capital leases		31		26		17		—		—		—		74		74		98
Interest rate		3.7%		3.5%		3.2%		—		—		—		3.5%		—		3.5%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		728
Interest rate		—		—		—		—		—		—		—		—		9.6%
Capital leases		—		—		—		—		—		—		—		—		17
Interest rate		—		—		—		—		—		—		—		—		4.2%
Uruguayan pesos
Bank loans		—		573		—		—		—		—		573		573		—
Interest rate		—		10.2%		—		—		—		—		10.2%		—		—

Subtotal	Ps.	4,930	Ps.	10,591	Ps.	2,605	Ps.	67	Ps.	53,378	Ps.	33,834	Ps.	105,405	Ps.	105,661	Ps.	117,969

(1)	All interest rates shown in this table are weighted average contractual annual rates.

(in millions of Mexican pesos)	2019		2020		2021		2022		2023		2024 and Thereafter		Carrying Value at December 31, 2018		Fair Value at December 31, 2018		Carrying Value at December 31, 2017(1)
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	4,025	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,025	Ps.	4,062	Ps.	4,032
Interest rate (1)		—		3.3%		—		—		—		—		3.3%		—		2.1%
Mexican pesos
Domestic senior notes		—		—		—		1,497		—		—		1,497		1,276		1,496
Interest rate (1)		—		—		—		8.6%		—		—		8.6%		—		7.7%
Bank Loans		5,049		145		5,492		38		7		—		10,731		10,731		—
Interest rate (1)		8.6%		10.1%		8.6%		10.1%		10.1%		—		8.6%		—		—
Brazilian reais
Bank loans		244		198		57		6		—		—		505		527		870
Interest rate		9.4%		9.5%		10.4%		10.4%		—		—		9.5%		—		8.5%
Notes payable		5		—		—		—		—		—		5		5		15
Interest rate		0.4%		—		—		—		—		—		0.4%		—		0.4%
Colombian pesos
Bank loans		424		424		—		—		—		—		848		848		—
Interest rate		5.6%		5.7%		—		—		—		—		5.7%		—		—
Chilean pesos
Bank loans		586		978		645		663		340		—		3,212		3,211		4,136
Interest rate		4.3%		4.1%		4%		4.1%		3.9%		—		4.1%		—		4.1%

Subtotal	Ps.	6,308	Ps.	5,770	Ps.	6,194	Ps.	2,204	Ps.	347	Ps.	—	Ps.	20,823	Ps.	20,660	Ps.	10,549

Total long-term debt	Ps.	11,238	Ps.	16,361	Ps.	8,799	Ps.	2,271	Ps.	53,725	Ps.	33,834	Ps.	126,228	Ps.	126,321	Ps.	128,518

Current portion of long term debt														(11,238)				(10,760)

													Ps.	114,990			Ps.	117,758

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)

Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Hedging Derivative Financial Instruments (1)	2019		2020		2021		2022		2023		2024 and Thereafter		Total 2018		Total 2017
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
U.S. dollars to Mexican pesos
Fixed to variable (2)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	11,403	Ps.	—	Ps.	11,403	Ps.	11,403
Interest pay rate		—		—		—		—		9.8%		—		9.8%		8.9%
Interest receive rate		—		—		—		—		4.0%		—		4.0%		4.0%
Fixed to fixed		—		9,841		—		—		3,038		6,889		19,768		19,818
Interest pay rate		—		9.0%		—		—		7.7%		9.7%		9.1%		9.1%
Interest receive rate		—		3.9%		—		—		3.9%		4.0%		3.9%		3.9%
U.S. dollars to Brazilian reais
Fixed to variable		4,652		—		—		—		—		—		4,652		19,617
Interest pay rate		4.7%		—		—		—		—		—		4.7%		6.0%
Interest receive rate		0.4%		—		—		—		—		—		0.4%		2.0%
Variable to variable		—		—		—		—		—		—		—		19,617
Interest pay rate		—		—		—		—		—		—		—		6.6%
Interest receive rate		—		—		—		—		—		—		—		2.5%
Fixed to fixed		—		4,559		—		—		—		—		4,559		—
Interest pay rate		—		8.3%		—		—		—		—		8.3%		—
Interest receive rate		—		2.9%		—		—		—		—		2.9%		—
Variable to fixed		—		—		4,035		—		9,448		—		13,483		—
Interest pay rate		—		—		7.9%		—		9.5%		—		9.0%		—
Interest receive rate		—		—		2.9%		—		3.9%		—		3.6%		—
Chilean pesos
Variable to fixed		—		364		—		—		—		—		364		620
Interest pay rate		—		6.9%		—		—		—		—		6.9%		6.9%
Interest receive rate		—		4.6%		—		—		—		—		4.6%		3.9%
Interest rate swap:
Mexican pesos
Variable to fixed rate:		19		—		513		617		1,698		—		2,847		3,515
Interest pay rate		6.5%		—		7.6%		6.6%		5.8%		—		6.3%		5.8%
Interest receive rate		3.8%		—		3.8%		4.5%		3.9%		—		4.0%		4.5%
Variable to fixed rate (2):
Interest pay rate		—		—		—		—		7.2%		—		7.2%		7.2%
Interest receive rate		—		—		—		—		9.8%		—		9.8%		8.9%

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)

Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 9.8% and pay a fixed rate of 7.2%; joined with a cross currency swap, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 9.8%.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

For the years ended December 31, 2018, 2017 and 2016, the interest expense is comprised as follows:

	2018		2017		2016
Interest on debts and borrowings	Ps.	6,760	Ps.	6,377	Ps.	5,694
Capitalized interest		(5)		(10)		(32)
Finance charges for employee benefits		373		317		282
Derivative instruments		2,649		4,339		3,519
Finance operating charges		47		69		183

	Ps.	9,825	Ps.	11,092	Ps.	9,646

In March 14, 2016, the Company issued long-term debt on the Irish Stock Exchange (“ISE”) in the amount of €. 1,000, which was made up of senior notes with a maturity of 7 years, a fixed interest rate of 1.75% and a spread of 155 basis points over the relevant benchmark mid-swap, for a total yield of 1.824%. The Company has designated this non-derivative financial liability as a hedge on the net investment in Heineken. For the year ended December 31, 2018, a foreign exchange gain, net of tax, has been recognized as part of the exchange differences on translation of foreign operations within the cumulative other comprehensive income of Ps. 724.

In August 18, 2017, Coca-Cola FEMSA partially prepaid U.S. $555 of a dollar denominated bond due in 2018, reducing the outstanding senior note to U.S. $445 with interest at a fixed rate of 2.38%.

Coca-Cola FEMSA has the following bonds:

a) registered with the Mexican stock exchange:

i) Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27%; ii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46%; iii) Ps. 1,500 (nominal amount) with a maturity date 2022 and floating interest rate of TIIE + 0.25%; and iv) Ps. 8,500 (nominal amount) with a maturity date 2027 and fixed interest rate of 7.87%.

b) registered with the SEC:

i) Senior notes of U.S. $500 with interest at a fixed rate of 4.63% and maturity date on February 15, 2020; ii) Senior notes of U.S. $445 with interest at a fixed rate of 2.38% and maturity date on November 26, 2018; iii) Senior notes of U.S. $900 with interest at a fixed rate of 3.88% and maturity date on November 26, 2023; and iv) Senior notes of U.S. $600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043.

The mentioned bonds are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”).

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

18.1 Reconciliation of liabilities arising from financing activities

	Carrying Value at December 31, 2017		Cash Flows		Non-cash flows						Carrying Value at December 31, 2018
					Acquisition		Foreign Exchange Movement		Others
Bank loans	Ps.	13,669	Ps.	8,313	Ps.	1,147	Ps.	417	Ps.	(602)	Ps.	22,944
Notes payable		117,551		(9,314)		—		(769)		(1,840)		105,628
Lease liabilities		128		(26)		—		(10)		—		92

Total liabilities from financing activities	Ps.	131,348	Ps.	(1,027)	Ps.	1,147	Ps.	(362)	Ps.	(2,442)	Ps.	128,664

	Carrying Value at December 31, 2016		Cash Flows		Non-cash flows						Carrying Value at December 31, 2017
					Acquisition		Foreign Exchange Movement		Others
Bank loans	Ps.	14,497	Ps.	(949)	Ps.	—	Ps.	190	Ps.	(69)	Ps.	13,669
Notes payable		123,859		(3,574)		—		4,954		(7,688)		117,551
Lease liabilities		892		(8)		—		—		(756)		128

Total liabilities from financing activities	Ps.	139,248	Ps.	(4,531)	Ps.	—	Ps.	5,144	Ps.	(8,513)	Ps.	131,348

Note 19. Other Income and Expenses

	2018		2017		2016
Gain on sale of shares (see Note 4.2)	Ps.	—	Ps.	123	Ps.	—
Gain on sale of Heineken Group shares		—		29,989		—
Gain on sale of other assets		344		—		—
Gain on sale of long-lived assets		174		210		170
Sale of waste material		13		3		50
Write off-contingencies (see Note 25.5)		—		—		329
Recoveries from previous years		—		—		466
Insurance rebates		10		6		10
Foreign exchange gain		123		—		—
Others		9		1,621		132

Other income	Ps.	673	Ps.	31,952	Ps.	1,157

Contingencies associated with prior acquisitions or disposals	Ps.	138	Ps.	39	Ps.	1,582
Loss on sale of equity financial assets		—		—		8
Loss on sale of other assets		—		148		159
Recoveries of prior years		116		35		—
Impairment of long-lived assets (2)		432		2,063		—

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Disposal of long-lived assets (1)		518		451		238
Suppliers provisions		—		398		—
Foreign exchange losses related to operating activities		—		2,524		2,370
Non-income taxes from Colombia		—		—		53
Contingencies		518		636		—
Severance payments		264		243		98
Donations		528		242		203
Legal fees and other expenses from past acquisitions		149		612		241
Venezuela deconsolidation effect		—		26,123		—
Other		284		352		957

Other expenses	Ps.	2,947	Ps.	33,866	Ps.	5,909

(1)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(2)	Includes Venezuela impairment of Ps. 2,053 (see Note 3.3).

Note 20. Financial Instruments

Fair Value of Financial Instruments

The Company’s financial assets and liabilities that are measured at fair value are based on level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
	Level 1	Level 2	Level 1	Level 2
Derivative financial instrument (current asset)	—	735	22	211
Derivative financial instrument (non-current asset)	—	10,752	—	10,137
Derivative financial instrument (current liability)	236	147	26	3,921
Derivative financial instrument (non-current liability)	—	1,262	—	1,769

20.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2018 and 2017, which is considered to be level 1 in the fair value hierarchy.

	2018		2017
Carrying value	Ps.	128,664	Ps.	131,348
Fair value		128,741		136,147

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

At December 31, 2018, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	4,032	Ps.	(49)	Ps.	—
2020		4,559		(112)		—
2021		4,548		(151)		—
2022		617		(18)		—
2023		13,101		(49)		1,143

At December 31, 2017, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2017		Fair Value Asset December 31, 2017
2019	Ps.	4,089	Ps.	(35)	Ps.	—
2020		3,669		(17)		—
2021		3,709		(103)		—
2022		875		(34)		—
2023		13,328		(77)		984

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

At December 31, 2018, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	5,808	Ps.	(65)	Ps.	133

At December 31, 2017, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2017		Fair Value Asset December 31, 2017
2018	Ps.	7,739	Ps.	(20)	Ps.	172

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

At December 31, 2018, the Company paid a net premium of Ps. 43 million for the following outstanding collar options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	1,734	Ps.	(33)	Ps.	57

At December 31, 2017, the Company paid a net premium of Ps. 7 million for the following outstanding collar options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2017	Fair Value Asset December 31, 2017
2018	Ps.	266	Ps. (5)	Ps.	17

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

These instruments are recognized in the consolidated statement of financial position at their estimated fair value which is estimated using formal technical models. The valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash foreign currency, and expresses the net result in the reporting currency. These contracts are designated as financial instruments at fair value through profit or loss. The fair values changes related to those cross-currency swaps are recorded under the caption “market value gain (loss) on financial instruments,” net of changes related to the long-term liability, within the consolidated income statements.

The Company has cross-currency contracts designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. Changes in fair value are recorded in cumulative other comprehensive income, net of taxes until such time as the hedge amount is recorded in the consolidated income statement.

At December 31, 2018, the Company had the following outstanding cross – currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability 2018		Fair Value Asset December 31, 2018
2019	Ps.	4,738	Ps.	—	Ps.	502
2020		18,126		(378)		1,015
2021		4,774		—		615
2023		396		(7)		—
2026		23,948		(396)		7,818
2027		813		(154)		—
2028		6,889		(42)		202

At December 31, 2017, the Company had the following outstanding cross – currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability 2017		Fair Value Asset December 31, 2017
2018	Ps.	24,760	Ps.	(3,878)	Ps.	—
2019		6,263		(205)		—
2020		18,428		(927)		567
2021		4,853		(12)		24
2023		14,446		—		8,336
2026		888		(192)		—
2027		6,907		—		51

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The fair value of expired commodity price contract was recorded in cost of goods sold where the hedged item was recorded also in cost of goods sold.

At December 31, 2018, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Asset December 31 2018
2019	Ps.	1,223	Ps.	(88)

At December 31, 2017, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Asset (Liability) December 31, 2017
2018	Ps.	992	Ps.	(7)
2019		150		3

At December 31, 2018, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018
2019	Ps.	265	Ps.	(17)

At December 31, 2018, Coca-Cola FEMSA had the following PX+MEG contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018
2019	Ps.	1,303	Ps.	(131)

20.7 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

As disclosed in Note 4.1.3, on December 6, 2016, as part of the purchase price paid for the Coca-Cola FEMSA’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,166 million Brazilian reais. On November 14, 2018 Coca-Cola FEMSA prepaid an amount for 393 million of Brazilian real (Ps. 2,079) and the amount left as of December 31, 2018 is 916 million of Brazilian reais (approximately Ps. 4,652). The promissory note bears interest at an annual rate of 0.375% and is denominated and payable in Brazilian reais. The promissory note is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

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

Coca-Cola FEMSA uses Black & Scholes valuation technique to measure the call option at fair value. The call option had an estimated fair value of Ps. 343 million at inception of the option and Ps. 14 and Ps. 242 million as of December 31, 2018 and 2017, respectively. The option is recorded as part of the Promissory Note disclosed in Note 18.

Coca-Cola FEMSA estimates that the call option is “out of the money” as of December 31, 2018 and 2017 by approximately 49.8% and 30.4% or U.S. $111 million and U.S. $82 million with respect to the strike price.

20.8 Net effects of expired contracts that met hedging criteria

	Impact in Consolidated Income Statement	2018		2017		2016
Cross currency swap (1)	Interest expense	Ps.	157	Ps.	2,102	Ps.	—
Cross currency swap (1)	Foreign exchange		642		—		—
Forward agreements to purchase foreign currency	Foreign exchange		(87)		(40)		160
Commodity price contracts	Cost of goods sold		(258)		(6)		(241)
Options to purchase foreign currency	Cost of goods sold		(8)		—		—
Forward agreements to purchase foreign currency	Cost of goods sold		240		89		(45)

(1)	This amount corresponds to the settlement of cross currency swaps portfolio in Brazil presented as part of the other financial activities.

20.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

As of December 31, 2018 The Company does not have net effects of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

20.10 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

	Impact in Consolidated Income Statement	2018		2017
Cross-currency swaps	Market value gain on financial instruments	Ps.	—	Ps.	(438)

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

20.11 Risk management

The Company has exposure to the following financial risks:

•	Market risk;

•	Interest rate risk;

•	Liquidity risk; and

•	Credit risk,

The Company determines the existence of an economic relationship between the hedging instruments and the hedged item based on the currency, amount and timing of their respective cash flows. The Company evaluates whether the derivative designated in each hedging relationship is expected to be effective and that it has been effective to offset changes in the cash flows of the hedged item using the hypothetical derivative method.

In these hedging relationships, the main sources of inefficiency are:

•

The effect of the credit risk of the counterparty and the Company on the fair value of foreign currency forward contracts which is not reflected in the change in the fair value of the hedged cash flows attributable to change in the types of change; and

•	Changes in the periodicity of covered.

20.11.1 Market risk

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

Foreign Currency Risk	Change in Exchange Rate	Effect on Equity
2018
FEMSA (1)	+12 MXN/EUR	Ps.	(116)
	-12% MXN/EUR		116
Coca-Cola FEMSA	+13% MXN/USD		668
	-13% MXN/USD		(668)

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	+16% BRL/USD		413
	-16% BRL/USD		(413)
	+8% UYU/USD		46
	-8% UYU/USD		(46)
	+12% COP/USD		2
	-12% COP/USD		(2)
	+27% ARS/USD		522
	-27% ARS/USD		(522)

Foreign Currency Risk	Change in Exchange Rate	Effect on Equity
2017
FEMSA (1)	+13% MXN/EUR	Ps.	(141)
	-13% MXN/EUR		141
	+8% CLP/USD		2
	-8% CLP/USD		(2)
Coca-Cola FEMSA	+12% MXN/USD		626
	-12% MXN/USD		(625)
	+14% BRL/USD		234
	-14% BRL/USD		(234)
	+9% COP/USD		73
	-9% COP/USD		(73)
	+10% ARS/USD		29
	-10% ARS/USD		(29)
2016
FEMSA (1)	+17% MXN/EUR	Ps.	(293)
	-17% MXN/EUR		293
	+11% CLP/USD		12
	-11% CLP/USD		(12)
Coca-Cola FEMSA	+18% BRL/USD		203
	-18% BRL/USD		(203)
	+17% MXN/USD		916
	-17% MXN/USD		(916)
	+18% COP/USD		255
	-18% COP/USD		(255)

(1)	Does not include Coca-Cola FEMSA.

Cross Currency Swaps (1) (2)	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2018
FEMSA (3)	+10% CLP/USD	Ps.	—	Ps.	368
	-10% CLP/USD		—		(368)
	+13% MXN/USD		—		2,706
	-13% MXN/USD		—		(2,706)

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	+12% COP/USD		—		283
	-12% COP/USD		—		(283)
	+15% MXN/BRL		—		27
	-15% MXN/BRL		—		(27)
Coca-Cola FEMSA	+13% MXN/USD		3,130		—
	-13% MXN/USD		(3,130)		—
	+16% BRL/USD		9,068		—
	-16% BRL/USD		(9,068)		—
2017
FEMSA (3)	+8% CLP/USD	Ps.	—	Ps.	373
	-8% CLP/USD		—		(373)
	+12% MXN/USD		—		3,651
	-12% MXN/USD		—		(3,651)
	+9% COP/USD		—		304
	-9% COP/USD		—		(304)
	+14% MXN/BRL		—		23
	-14% MXN/BRL		—		(23)
Coca-Cola FEMSA	+12% MXN/USD		3,540		—
	-12% MXN/USD		(3,540)		—
	+14% BRL/USD		7,483		—
	-14% BRL/USD		(7,483)		—
2016
FEMSA (3)	+11% CLP/USD	Ps.	—	Ps.	549
	-11% CLP/USD		—		(549)
	+17% MXN/USD		—		3,836
	-17% MXN/USD		—		(3,836)
Coca-Cola FEMSA	+18% COP/USD		—		448
	-18% COP/USD		—		(448)
	+17% MXN/USD		3,687		1,790
	-17% MXN/USD		(3,687)		(1,790)
	+18% BRL/USD		9,559		—
	-18% BRL/USD		(9,559)		—

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(3)	Does not include Coca-Cola FEMSA.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Net Cash in Foreign Currency (1)	Change in Exchange Rate	Effect on Profit or Loss
2018
FEMSA (2)	+12% EUR/+13 % USD	Ps.	8,596
	-12% EUR/-13 % USD		(8,596)
Coca-Cola FEMSA	+13% USD		1,868
	-13% USD		(1,868)
2017
FEMSA (2)	+13% EUR/+12% USD	Ps.	8,077
	-13% EUR/-12% USD		(8,077)
Coca-Cola FEMSA	+12% USD		(553)
	-12% USD		553
2016
FEMSA (2)	+17% EUR/+17% USD	Ps.	3,176
	-17% EUR/-17% USD		(3,176)
Coca-Cola FEMSA	+17% USD		(105)
	-17% USD		105

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

Commodity Price Contracts (1)	Change in U.S.$ Rate	Effect on Equity
2018
Coca-Cola FEMSA	Sugar - 30%	Ps.	(341)
	Aluminum - 22%	Ps.	(55)
2017
Coca-Cola FEMSA	Sugar - 30%	Ps.	(32)
2016
Coca-Cola FEMSA	Sugar - 33%	Ps.	(310)
	Aluminum -16%		(13)

(1)	Effects on commodity price contracts are only in Coca-Cola FEMSA.

20.11.2 Interest rate risk

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Interest Rate Swap (1)	Change in Bps.		Effect on Equity
2018
FEMSA (2)	(100 Bps.	)	Ps.	(359)
Coca-Cola FEMSA	(100 Bps.	)		(1,976)
2017
FEMSA (2)	(100 Bps.	)	Ps.	(452)
Coca-Cola FEMSA	(100 Bps.	)		(234)
2016
FEMSA (2)	(100 Bps.	)	Ps.	(550)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2018		2017		2016
Change in interest rate		+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	145	Ps.	(251)	Ps.	(354)

20.11.3 Liquidity risk

Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2018 and 2017, 68.2% and 64.3%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of better market conditions obtained by itself. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their own operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.

The Company’s principal source of liquidity has generally been cash generated from its operations. The Company has traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and FEMCO – Proximity, FEMCO – Health and FEMCO – Fuel Divisions are on a cash or short-term credit basis, and FEMSA Comercio’s OXXO stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. The Company’s principal use of cash has generally been for capital expenditure programs, acquisitions, debt repayment and dividend payments.

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

As part of the Company’s financing policy, management expects to continue financing its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries in which the Company operates, it may not be beneficial practicable to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, management may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future the Company management may finance its working capital and capital expenditure needs with short-term or other borrowings.

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

The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2018, see Note 18. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2018. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2018.

	2019		2020		2021		2022		2023		2024 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	5,859	Ps.	11,105	Ps.	3,812	Ps.	2,867	Ps.	63,086	Ps.	50,681
Loans from banks		9,373		2,885		10,619		1,075		541		24
Obligations under finance leases		152		135		70		16		—		—
Derivative financial liabilities		633		913		554		34		(11,709)		160

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

20.11.4 Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment grade and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses other publicly available financial information and its own trading records to rate its major customers. The Company’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2018 and 2017 is the carrying amounts, see Note 7.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (“CSA”) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2018, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

20.12 Cash flows hedges

As of December 31, 2018, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates as follows:

	Maturity
	1-6 months		6-12 months		More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	Ps.	1,022	Ps.	—	Ps.	—
Average exchange rate MXN/EUR		23.78		—		—
Net exposure		3,484		683		—
Average exchange rate MXN/USD		20.19		20.75		—
Net exposure		805		337		—
Average exchange rate BRL/USD		3.75		3.83		—
Net exposure		429		63		—
Average exchange rate COP/USD		2,851		2,976		—
Net exposure		339		—		—
Average exchange rate ARS/USD		43.31		—		—
Net exposure		196		159		—
Average exchange rate URY/USD		32.9		33.97		—
Foreign exchange currency swap contracts
Net exposure		—		—		31,172
Average exchange rate MXN/USD		—		—		16.08
Net exposure		—		4,652		18,042
Average exchange rate BRL/USD		—		3.36		3.59
Net exposure		—		86		79
Average exchange rate BRL/MXN		—		0.18		0.19
Net exposure		—		—		1,928
Average exchange rate COP/USD		—		—		3,043.59
Net exposure		—		—		3,725
Average exchange rate CLP/USD		—		—		693.10
Interest rate risk
Interest rate swaps
Net exposure		—		4,013		8,594
Interest rate average BRL		—		6.29%		8.15%

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Net exposure	—	—	11,403
Interest rate average MXN	—	—	7.17%
Net exposure	19	—	2,828
Average exchange rate CLP	6.45%	—	5.56%
Commodities risk
Aluminum	189	75,250	—
Average price (USD/Ton)	1,975	1,986	—
Sugar	725	498	—
Average price (USD cent/Lb)	12.86	13.11	—
PX+MEG	739	565	—
Average price (USD /Ton)	1,077	1,040	—

As of December 31, 2017, the Company financial instruments used to hedge its exposure to foreign exchange rates and interest rates were as follows:

	Maturity
	1-6 months		6-12 months		More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	Ps.	833	Ps.	—	Ps.	—
Average exchange rate MXN/EUR		23.81		—		—
Net exposure		3,391		978		—
Average exchange rate MXN/USD		19.62		19.42		—
Net exposure		1,332		136		—
Average exchange rate BRL/USD		3.22		3.25		—
Net exposure		647		116		—
Average exchange rate COP/USD		3,017		3,014		—
Net exposure		280		—		—
Average exchange rate ARS/USD		18.56		—		—
Net exposure		23		—		—
Average exchange rate CLP/USD		640.12		—		—
Foreign exchange currency swap contracts				—
Net exposure		—		—		31,222
Average exchange rate MXN/USD		—		—		16.08
Net exposure		6,414		17,389		14,880
Average exchange rate BRL/USD		3.82		3.83		3.37
Net exposure		64		95		—
Average exchange rate BRL/MXN		—		—		—
Net exposure		—		249		1,695
Average exchange rate COP/USD		—		3,034.35		2,999.60
Net exposure		—		—		3,989
Average exchange rate CLP/USD		—		—		691.85
Interest rate risk
Interest rate swaps

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Net exposure	—	—	11,025
Interest rate average BRL	—	—	7.58%
Net exposure	—	—	11,403
Interest rate average MXN	—	—	7.17%
Net exposure	—	—	3,515
Interest rate average CLP	—	—	5.35%
Commodities risk
Sugar	710	428	—
Average price (USD cent/Lb)	14.79	15.23	—

As of December 31, 2018, the Company maintained the following cash flows hedge exposures:

	Cash flow hedge reserve	Cash flow hedge costs	Remained balances of cash flow hedge reserve from which hedging accounting is not applied
Foreign exchange currency risk
Purchase of stock	1	22	—

As of December 31, 2017, the Company maintained the following cash flows hedge exposures:

	Cash flow hedge reserve	Cash flow hedge costs	Remained balances of cash flow hedge reserve from which hedging accounting is not applied
Foreign exchange currency risk
Purchase of stock	—	11	—

As of December 31, 2018, cash flows financial instruments amounts and its related non-effective portion is included were follows:

	Notional	Assets		Liabilities		Financial position name in which is included the cash flow hedge
Foreign exchange currency risk Forward contracts: Net sales, trade receivables and borrowings	1,022	Ps.	24	Ps.	—	Other investments including financial derivatives (assets), trade payable (liabilities)
Purchase of stock	4,786		109		(66)

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Exchange rate swaps	36,990	8,564	(587)
Interest rate risk
Swap interest rate	14,250	1,143	(109)	Other investments including financial derivatives (assets), trade payable (liabilities) trade payable (liabilities)
Commodities risk
Aluminum	265	—	(17)
Sugar	1,223	—	(88)
PX+MEG	1,303	—	(131)

	Changes in value of the financial instrument recognized in OCI	Non- effective portion recognized in profit and loss	Profit and loss category in which is included the non-effective portion	Hedging costs included in the OCI	Amount of hedging reserve transferred to the cost of inventory	Amount of hedging reserve costs transferred to the cost of inventory	Hedging reserve amount reclassified to profit and loss	Profit and loss category impacted due to the reclassification
Foreign exchange currency risk
Forward contracts: Net sales, trade receivables and borrowings	40	—	—	—	—	—	(87)	Foreign exchange
Purchase of stock	113	—	—	22,069	23,862	(7,575)	—	—
Exchange rate swaps	45	42	Other financial costs	—	—	133	—	Other financial costs

Interest rate risk
Swap interest rate	(189)	—	—	—	—	—	—	—

Commodities risk
Aluminum	(17)	—	—	—	(5,396)	—	—	—
Sugar	(84)	—	—	—	(277,439)	—	—	—
PX+MEG	(131)	—	—	—	25,091	—	—	—

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

As of December 31, 2018, a reconciliation per category of equity components and an analysis of OCI components, net of tax; generated by the cash flow hedges were as follows:

	Hedging reserve		Costs of hedging reserve
Balances at beginning of the period	Ps.	1,384	Ps.	12
Cash flows hedges
Fair value changes:
Foreign exchange currency risk – Purchase of stock		(132)		12
Foreign exchange currency risk – Other stock		(462)		—
Interest rate risk		(273)		—
The amounts included in non-financial costs:
Taxes due to changes in reserves during the period		294		—

Balances at the end of the period	Ps.	812	Ps.	24

Note 21. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2018 and 2017 is as follows:

	December 31, 2018		December 31, 2017
Coca-Cola FEMSA	Ps.	73,776		Ps. 82,366
Other		4,713		4,255

	Ps.	78,489	Ps.	86,621

The changes in the FEMSA’s non-controlling interest were as follows:

	2018		2017		2016
Balance at beginning of the period	Ps.	86,621	Ps.	74,266	Ps.	60,332
Net income of non-controlling interest		9,089		(5,202)		6,035
Other comprehensive income (loss):		(4,080)		7,240		9,463
Exchange differences on translation of foreign operation		(4,016)		7,349		9,238
Remeasurements of the net defined benefits liability		155		30		(63)
Valuation of the effective portion of derivative financial instruments		(219)		(139)		288
Adoption of IAS 29 for Argentina		1,418		—		—
Capitalization of issued shares to former owners of Vonpar in Coca-Cola FEMSA		—		2,867		—
Other acquisitions and remeasurements		413		(50)		1,710
(Derecognition) contribution from non-controlling interest		(11,140)		11,072		892
Equity instruments		—		—		(485)
Dividends		(3,713)		(3,622)		(3,690)
Share based payment		31		50		9
Accounting standard adoption effects (“IFRS 9”)		(150)		—		—

Balance at end of the period	Ps.	78,489	Ps.	86,621	Ps.	74,266

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Non-controlling interest’s accumulated other comprehensive income is comprised as follows:

	December 31, 2018		December 31, 2017
Exchange differences on translation foreign operation	Ps.	3,134	Ps.	7,150
Remeasurements of the net defined benefits liability		(119)		(274)
Valuation of the effective portion of derivative financial instruments		(163)		56

Accumulated other comprehensive income	Ps.	2,852	Ps.	6,932

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which hold Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.

Summarized financial information in respect of Coca-Cola FEMSA is set out below:

	December 31, 2018		December 31, 2017
Total current assets	Ps.	56,992	Ps.	55,657
Total non-current assets		206,795		230,020
Total current liabilities		45,455		55,594
Total non-current liabilities		86,562		89,373
Total revenue	Ps.	182,342	Ps.	183,256
Consolidated net (loss) income for continuing operations		11,704		(12,549)
Consolidated net income from discontinued operations		3,366		895
Consolidated comprehensive income for continuing operations	Ps.	6,544	Ps.	2,300
Consolidated comprehensive income from discontinued operations		2,944		1,041
Net cash flow generated from operating activities for continuing operations		29,366		32,446
Net cash flow generated from operating activities from discontinued operations		1,308		1,265
Net cash flow from used in investing activities for continuing operations		(8,291)		(13,710)
Net cash flow from used in investing activities from discontinued operations		(962)		(2,820)
Net cash flow from used in financing activities for continuing operations		(14,379)		(10,290)
Net cash flow from used in financing activities from discontinued operations		(37)		(485)

21.1 Options embedded from past acquisitions

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

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The former controlling shareholders of Open Market retain a put for their remaining 20% non-controlling interest that can be exercised (i) at any time after the acquisition date upon the occurrence of certain events and (ii) annually from January through April, after the third anniversary of the acquisition date. In any event, the Company through one of its subsidiaries can call the remaining 20% non-controlling interest annually from January through April, after the fifth anniversary of the acquisition date. Both options would be exercisable at the then fair value of the interest and shall remain indefinitely. Given that these options are exercisable at the then fair value on exercise date, their value is not significant at the acquisition date and at December 31, 2018.

Note 22. Equity

22.1 Equity accounts

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units.

As of December 31, 2018 and 2017, the common stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

The characteristics of the common shares are as follows:

•	Series “B” shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock;

•	Series “L” shares, with limited voting rights, which may represent up to 25% of total capital stock; and

•	Series “D” shares, with limited voting rights, which individually or jointly with series “L” shares may represent up to 49% of total capital stock.

The Series “D” shares are comprised as follows:

•	Subseries “D-L” shares may represent up to 25% of the series “D” shares;

•	Subseries “D-B” shares may comprise the remainder of outstanding series “D” shares; and

•	The non-cumulative premium dividend to be paid to series “D” shareholders will be 125% of any dividend paid to series “B” shareholders.

The Series “B” and “D” shares are linked together in related units as follows:

•	“B units” each of which represents five series “B” shares, and which are traded on the BMV; and

•	“BD units” each of which represents one series “B” share, two subseries “D-B” shares and two subseries “D-L” shares, and which are traded both on the BMV and the NYSE.

As of December 31, 2018 and 2017, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270

Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2018 and 2017, this reserve amounted to Ps. 596.

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except when capital reductions come from restated shareholder contributions (“CUCA”) and when the distributions of dividends come from net taxable income, denominated Cuenta de Utilidad Fiscal Neta (“CUFIN”).

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. A new Income Tax Law (“LISR”) went into effect on January 1, 2014; such law no longer includes the tax consolidation regime which allowed calculating the CUFIN on a consolidated basis; therefore, beginning in 2014, distributed dividends must be taken from the individual CUFIN balance of FEMSA, which can be increased with the subsidiary companies’ individual CUFINES through the transfers of dividends. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2018 amounted to Ps. 207,670. Dividends distributed to its stockholders who are individuals and foreign residents must withhold 10% for LISR purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balances as December 31, 2013.

At an ordinary shareholders’ meeting of FEMSA held on March 8, 2016, the shareholders approved a dividend ofPs. 8,355 that was paid 50% on May 5, 2016 and other 50% on November 3, 2016; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2016, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 17.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 7, 2016, the shareholders approved a dividend of Ps. 6,945 that was paid 50% on May 3, 2016 and other 50% on November 1, 2016. The corresponding payment to the non-controlling interest was Ps. 3,621.

At an ordinary shareholders’ meeting of FEMSA held on March 16, 2017, the shareholders approved a dividend ofPs. 8,636 that was paid 50% on May 5, 2017 and other 50% on November 3, 2017; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2017, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 17.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 16, 2017, the shareholders approved a dividend of Ps. 6,991 that was paid 50% on May 3, 2017 and other 50% on November 1, 2017. The corresponding payment to the non-controlling interest was Ps. 3,622.

At an ordinary shareholders’ meeting of FEMSA held on March 16, 2018, the shareholders approved a dividend ofPs. 9,220 that was paid 50% on May 4, 2018 and other 50% on November 6, 2018; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2018, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 17.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 9, 2018, the shareholders approved a dividend of Ps. 7,038 that was paid 50% on May 3, 2018 and other 50% on November 1, 2018. The corresponding payment to the non-controlling interest was Ps. 3,713.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

For the years ended December 31, 2018, 2017 and 2016 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2018		2017		2016
FEMSA	Ps.	9,220	Ps.	8,636	Ps.	8,355
Coca-Cola FEMSA (100% of dividend)		7,038		6,991		6,945

For the years ended December 31, 2018 and 2017 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2018		2017
“B”	Ps.	0.45980	Ps.	0.43067
“D”		0.57480		0.53833

22.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2018 and 2017.

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

Diluted earnings per share amounts are calculated by dividing consolidated net income for the year attributable to controlling interest by the weighted average number of shares outstanding during the period adjusted for the effects of dilutive potential shares (originated by the Company’s share-based payment program).

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2018				2017				2016
	Per Series “B” Shares		Per Series “D” Shares		Per Series “B” Shares		Per Series “D” Shares		Per Series “B” Shares		Per Series “D” Shares
(in millions of shares)
Weighted average number of shares for basic earnings per share		9,243.81		8,634.26		9,243.14		8,631.57		9,242.48		8,628.97
Effect of dilution associated with non-vested shares for share based payment plans		2.61		10.45		3.29		13.14		3.94		15.74

Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,246.42		8,644.71		9,246.42		8,644.71		9,246.42		8,644.71
Dividend rights per series (see Note 22.1)		100%		125%		100%		125%		100%		125%

Weighted average number of shares further adjusted to reflect dividend rights		9,246.42		10,805.89		9,246.42		10,805.89		9,246.42		10,805.89

Basic earnings per share from continuing operations		1.13		1.41		2.04		2.55		1.05		1.32

Basic earnings per share from discontinued operations		0.07		0.09		0.08		0.10		—		—

Diluted earnings per share from continuing operations		1.13		1.41		2.04		2.55		1.05		1.32

Diluted earnings per share from discontinued operations		0.07		0.09		0.08		0.10		—		—

Allocation of earnings, weighted		46.11%		53.89%		46.11%		53.89%		46.11%		53.89%

Net controlling interest income allocated from continuing operations	Ps.	10,403	Ps.	12,157	Ps.	18,842	Ps.	22,021	Ps.	9,748	Ps.	11,392

Net controlling interest income allocated from discontinued operations	Ps.	660	Ps.	770	Ps.	713	Ps.	832	Ps.	—	Ps.	—

Note 24. Income Taxes

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensación universal). As of such date, the right to offset any tax credit will be against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties).

On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the income tax rate from 33.0% to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% to 1.5% for 2019 and 2020, and to null for 2021. In addition, the capitalization ratio was adjusted from 3:1 to 2:1 for operations with related parties only. As mentioned above, as of January 1, 2019, the value-added tax will be calculated at each sale instead of applied only to the first sale (being able to transfer the value-added tax throughout the entire supply chain). For the companies located in the free trade zone, the value-added tax will be calculated based on the cost of production instead of the cost of the imported raw materials (therefore, we will be able to credit the value added-tax on goods and services against the value added-tax on the sales price of our products). The municipality sales tax will be 50.0% credited against payable income tax for 2019 and 100.0% credited for 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Tax Reform increases the dividend tax on distributions to foreign nonresidents entities and individuals from 5% to 7.5%. In addition, the tax reform establishes a 7.5% dividend tax on distributions between Colombian companies. The tax will be charged only on the first distribution of dividends between Colombian entities and may be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders nonresident shareholders (individuals or entities) or to Colombian individual residents.

On January 1, 2019 a tax reform became effective in Costa Rica. This reform will allow that tax on sales not only be applied to the first sale, but also to be applied and transferred at each sale; therefore, the tax credits on tax on sales will be recorded not only on goods related to production and on administrative services, but on a greater number of goods and services. Value-added tax on services provided within Costa Rica will be charged at tax rate of 13.0% if provided by local suppliers or withheld at the same rate if provided by foreigner suppliers. Although a territorial principle is still applicable in Costa Rica for operations abroad, a tax rate of 15.0% has been imposed on capital gains from the sale of assets located in Costa Rica. New income tax withholding rates were imposed on salaries and compensations of employees, at the rates of 25.0% and 20.0% (which will be applicable depending on the employee’s salary), respectively. Finally, the thin capitalization rules were adjusted to provide that the interest expenses (generated with non-members of the financial system) that exceed 20.0% of the company’s EBITDA will not be deductible for tax purposes.

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. For sales taxes in the province of Buenos Aires, the tax rate decreased from 1.75% to 1.5% in 2018; however, in the City of Buenos Aires, the tax rate increased from 1.0% to 2.0% in 2018, and will be reduced to 1.5% in 2019, 1.0% in 2020, 0.5% in 2021 and null in 2022.

In addition, the excise tax on concentrate in Brazil was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018. Temporarily the excise tax rate on concentrate increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, then it will be reduced to 8.0% from July 1, 2019 to January 1, 2020. On January 1, 2020 the excise tax rate will be reduced back to 4.0%.

On January 1, 2017, a general tax reform became effective in Colombia. This reform reduced the income tax rate from 35.0% to 34% for 2017 and then to 33% for the following years. In addition, this reform includes an extra income tax rate of 6.0% for 2017 and 4.0% for 2018, for entities located outside free trade zone. Regarding taxpayers located in free trade zone, the special income tax rate increase to from 15% to 20% for 2017. Additionally, the reform eliminated the temporary tax on net equity, the supplementary income tax (9.0%) as contribution to social programs and the temporary contributions to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively. For 2017, the dividends received by individuals that are Colombian residents will be subject to a withholding of 10.0%; the dividends received by foreign individuals or entities non-residents in Colombia will be subject to a withholding of 5.0%. Finally, regarding the presumptive income on patrimony, the rate increased to a 3.5% for 2017 instead of 3.0% in 2016. Starting in 2017, the Colombian general rate of value-added tax (“VAT”) increased to 19.0%, replacing the 16.0% rate in effect till 2016.

During 2017, the Mexican government issued the Repatriation of Capital Decree which was valid from January 19 until October 19, 2017. Through this decree, a fiscal benefit was attributed to residents in Mexico by applying an income tax of 8% (instead of the statutory rate of 30% normally applicable) to the total amount of income returned to the country resulting from foreign investments held until December 2016.

Additionally, the Repatriation of Capital Decree sustains that the benefit will solely apply to income and investments returned to the country throughout the period of the decree. The resources repatriated must be invested during the fiscal year of 2017 and remain in national territory for a period of at least two years from the return date.

Also in Brazil, starting 2016 the rates of value-added tax in certain states will be changed as follows: Mato Grosso do Sul – from 17.0% to 20.0%; Rio Grande do Sul from 18.0% to 20.0%; Minas Gerais-the tax rate will remain at 18.0% but there will be an additional 2.0% as a contribution to poverty eradication just for the sales to non-taxpayer (final consumers); Rio de Janeiro-the contribution related to poverty eradication fund will be increased from 1.0% to 2.0% effectively in April; Paraná-the rate will be reduced to 16.0% but a rate of 2.0% as a contribution to poverty eradication will be charged on sales to non-taxpayers.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Additionally in Brazil, starting on January 1, 2016, the rates of federal production tax were reduced, and the rates of the federal sales tax were increased. These rates continued to increase in 2017 and 2018. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Notwithstanding the above, the tax authorities appealed the Supreme Court’s decision and are still waiting for a final resolution. In 2018, the federal production and sales taxes together resulted in an average of 16.5% tax over net sales for Coca-Cola FEMSA.

24.1 Income Tax

The major components of income tax expense for the years ended December 31, 2018, 2017 and 2016 are:

	2018		2017		2016
Current tax expense	Ps.	10,480	Ps.	18,592	Ps.	13,548
Deferred tax expense:
Origination and reversal of temporary differences		491		(7,546)		(3,947)
(Recognition) of tax losses, net		(927)		(823)		(1,693)
Change in the statutory rate		125		(10)		(20)

Total deferred tax income		(311)		(8,379)		(5,660)

	Ps.	10,169	Ps.	10,213	Ps.	7,888

Recognized in Consolidated Statement of Other Comprehensive Income (“OCI”)

Income tax related to items charged or recognized directly in OCI during the period:	2018		2017		2016
Unrealized loss on cash flow hedges	Ps.	(293)	Ps.	(191)	Ps.	745
Exchange differences on translation of foreign operations		(2,647)		387		4,478
Remeasurements of the net defined benefit liability		287		(154)		(49)
Share of the other comprehensive income of equity accounted investees		989		(1,465)		(1,385)

Total income tax cost recognized in OCI	Ps.	(1,664)	Ps.	(1,423)	Ps.	3,789

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(4.0%)	(5.7%)	(2.4%)
Annual inflation tax adjustment	(1.2%)	0.5%	0.6%
Difference between statutory income tax rates	1.8%	1.2%	1.2%
Repatriation of capital benefit decree	—	(22.6%)	—
Non-deductible expenses	3.2%	2.6%	2.8%
Non-taxable income	(0.5%)	—	(0.4%)
Effect of changes in Argentina tax law	(0.9%)	—	—
Income tax credits	—	(2.0%)	(3.9%)
Venezuela deconsolidation effect	—	28.6%	—
Others	1.8%	(4.1%)	(0.3%)

	30.2%	28.6%	27.6%

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Deferred Income Tax Related to:

	Consolidated Statement of Financial Position as of				Consolidated Statement of Income
	December 31, 2018		December 31, 2017		2018		2017		2016
Allowance for doubtful accounts	Ps.	(416)	Ps.	(152)	Ps.	93	Ps.	16	Ps.	(17)
Inventories		80		(151)		(27)		(71)		(151)
Other current assets		75		101		(31)		34		(80)
Property, plant and equipment, net (3)		(3,841)		(2,733)		(851)		(2,349)		670
Investments in equity accounted investees		(5,979)		(6,989)		40		(5,094)		75
Other assets		212		254		(82)		(155)		234
Finite useful lived intangible assets		271		894		627		207		(1,506)
Indefinite lived intangible assets		10,331		9,957		758		968		7,391
Post-employment and other long-term employee benefits		(1,058)		(965)		(148)		(77)		(34)
Derivative financial instruments		21		84		(63)		(171)		128
Provisions		(2,761)		(3,500)		1,122		(636)		(411)
Temporary non-deductible provision		(1,400)		(222)		(293)		(144)		(9,118)
Employee profit sharing payable		(403)		(351)		(27)		(11)		(29)
Tax loss carryforwards		(9,558)		(10,218)		(927)		(547)		(1,693)
Tax credits to recover (2)		(1,855)		(2,308)		(109)		(1,059)		(1,150)
Other comprehensive income (1)		229		239		(54)		(224)		—
Exchange differences on translation of foreign operations in OCI		5,202		7,168		—		—		—
Other liabilities		193		(828)		(324)		948		102

Deferred tax income					Ps.	(296)	Ps.	(8,355)	Ps.	(5,589)
Deferred tax income net recorded in share of the profit of equity accounted investees						(15)		(24)		(71)

Deferred tax income, net					Ps.	(311)	Ps.	(8,379)	Ps.	(5,660)

Deferred income taxes, net		(10,657)		(9,720)
Deferred tax asset		(16,543)		(15,853)
Deferred tax liability		Ps. 5,886	Ps.	6,133

(1)	Deferred tax related to derivative financial instruments and remeasurements of the net defined benefit liability.
(2)

Correspond to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law as well as effects of the exchange of foreign currencies with a related and non-related parties.

(3)

As a result of the change in the application of the law, the Company recognized a deferred tax liability in Venezuela for an amount of Ps. 1,107 with their corresponding impact on the income tax of the year as disclosed in the effective tax rate reconciliation. The liability was recognized in 2017 upon deconsolidation of Coca-Cola FEMSA’s Venezuelan operations.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Deferred tax related to Other Comprehensive Income (“AOCI”)

Income tax related to items charged or recognized directly in AOCI as of the year:	2018		2017
Unrealized loss on derivative financial instruments	Ps.	361	Ps.	641
Remeasurements of the net defined benefit liability		(132)		(402)

Total deferred tax loss related to AOCI	Ps.	229	Ps.	239

The changes in the balance of the net deferred income tax asset are as follows:

	2018		2017		2016
Balance at the beginning of the period	Ps.	(9,720)	Ps.	(1,016)	Ps.	(2,063)
Deferred tax provision for the period		(311)		(8,218)		(5,660)
Deferred tax income net recorded in share of the profit of equity accounted investees		165		(67)		71
Acquisition of subsidiaries (see Note 4)		(316)		(367)		1,375
Effects in equity:
Unrealized loss on cash flow hedges		(445)		(83)		1,008
Exchange differences on translation of foreign operations		(1,762)		(1,472)		3,260
Remeasurements of the net defined benefit liability		543		131		(479)
Retained earnings of equity accounted investees		54		(38)		(224)
Cash flow hedges in foreign investments		310		(540)		(618)
Restatement effect of the period and beginning balances associated with hyperinflationary economies		438		1,689		2,314
Disposal of subsidiaries		387		—		—
Deconsolidation of subsidiaries		—		261		—

Balance at the end of the period	Ps.	(10,657)		Ps. (9,720)	Ps.	(1,016)

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes are levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico, Colombia and Brazil have tax loss carryforwards. The tax losses carryforwards and corresponding years of expiration are as follows:

Year	Tax Loss Carryforwards
2019	Ps.	716
2020		301
2021		338
2022		370
2023		288
2024		744
2025		4,029
2026		4,483
2027		728
2028 and thereafter		3,023
No expiration (Brazil and Colombia)		14,921

	Ps.	29,941

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The Company recorded certain goodwill balances due to acquisitions that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of NOLs in Brazil. NOLs in Brazil have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2018, The Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly the related deferred tax assets have been fully recognized.

The changes in the balance of tax loss carryforwards are as follows:

	2018		2017
Balance at beginning of the period	Ps.	29,487	Ps.	27,452
Reserved		(306)		—
Additions		4,124		5,673
Usage of tax losses		(1,385)		(3,157)
Translation effect of beginning balances		(1,979)		(481)

Balance at end of the period	Ps.	29,941	Ps.	29,487

There were no withholding taxes associated with the payment of dividends in either 2018, 2017 or 2016 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. As of December 31, 2018, 2017 and 2016, the temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized aggregate to Ps. 45,305, Ps. 41,915 andPs. 41,204, respectively.

24.2 Recoverable taxes

Recoverable taxes are mainly integrated by higher provisional payments of income tax during 2018 in comparison to prior year, which will be compensated during 2019.

The operations in Guatemala, Panama and Colombia are subject to a minimum tax, which is based primary on a percentage of assets and gross margin, except in the case of Panama. Any payments are recoverable in future years, under certain conditions.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Note 25. Other Liabilities, Provisions, Contingencies and Commitments

25.1 Other current financial liabilities

	December 31, 2018		December 31, 2017
Sundry creditors	Ps.	8,489	Ps.	9,116
Derivative financial instruments (see Note 20)		384		3,947
Others		20		16

Total	Ps.	8,893	Ps.	13,079

The carrying value of current accounts payables approximates its fair value as of December 31, 2018 and 2017.

25.2 Provisions and other non-current liabilities

	December 31, 2018		December 31, 2017
Contingencies	Ps.	9,928	Ps.	12,855
Payable taxes		873		458
Others		767		1,233

Total	Ps.	11,568	Ps.	14,546

25.3 Other financial liabilities

	December 31, 2018		December 31, 2017
Derivative financial instruments (see Note 20)	Ps.	1,262	Ps.	1,769
Security deposits		970		1,028

Total	Ps.	2,232	Ps.	2,797

25.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the contingencies recorded as of December 31, 2018 and 2017:

	December 31, 2018		December 31, 2017
Indirect taxes	Ps.	5,421	Ps.	6,836
Labor		2,601		2,723
Legal		1,906		3,296

Total	Ps.	9,928	Ps.	12,855

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

25.5 Changes in the balance of provisions recorded

25.5.1 Indirect taxes

	December 31, 2018		December 31, 2017		December 31, 2016
Balance at beginning of the period	Ps.	6,836	Ps.	11,065	Ps.	1,725
Penalties and other charges		123		362		173
New contingencies (see Note 19)		178		91		768
Contingencies added in business combination (1)		104		861		7,840
Cancellation and expiration		106		(796)		(106)
Payments		(112)		(947)		(6)
Brazil amnesty adoption		—		(3,321)		—
Effects of changes in foreign exchange rates		(951)		(479)		671
Effects due to derecognition of Philippines		(863)		—		—

Balance at end of the period	Ps.	5,421	Ps.	6,836	Ps.	11,065

(1)

During 2016, Coca-Cola FEMSA recognized an amount of Ps. 7,840 corresponding to tax claims with local Brazil IRS (including a contingency of Ps. 5,321 related to the deductibility of a tax goodwill balance). The remaining contingencies relate to multiple claims with loss expectations assessed by management and supported by the analysis of legal counsels as possible, the total amount of contingencies guaranteed agreements amounts to Ps. 8,081. During 2017, Coca-Cola FEMSA took advantage of a Brazilian tax amnesty program. The settlement of certain outstanding matters under that amnesty program generated a benefit of Ps. 1,874 which has been offset against the corresponding indemnifiable assets.

25.5.2 Labor

	December 31, 2018		December 31, 2017		December 31, 2016
Balance at beginning of the period	Ps.	2,723	Ps.	2,578	Ps.	1,372
Penalties and other charges		310		56		203
New contingencies		330		283		397
Contingencies added in business combination		289		—		500
Cancellation and expiration		(133)		(32)		(186)
Payments		(193)		(92)		(336)
Effects of changes in foreign exchange rates		(725)		(69)		628
Venezuela deconsolidation effect		—		(1)		—

Balance at end of the period	Ps.	2,601	Ps.	2,723	Ps.	2,578

25.5.3 Legal

	December 31, 2018		December 31, 2017		December 31, 2016
Balance at beginning of the period	Ps.	3,296	Ps.	2,785	Ps.	318
Penalties and other charges		86		121		34
New contingencies		72		186		196
Contingencies added in business combination		67		783		2,231
Cancellation and expiration		(146)		(16)		(46)
Payments		(251)		(417)		(81)
Brazil amnesty adoption		—		7		—
Effects of changes in foreign exchange rates		(335)		(151)		133
Venezuela deconsolidation effect		—		(2)		—
Effects due to derecognition of Philippines		(883)		—		—

Balance at end of the period	Ps.	1,906	Ps.	3,296	Ps.	2,785

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

25.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2018 is Ps. 57,446. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

Included in this amount Coca-Cola FEMSA has tax contingencies, most of which are related to its Brazilian operations, amounting to approximately Ps. 51,104, with loss expectations assessed by management and supported by the analysis of legal counsel consider as possible. Among these possible contingencies, are Ps. 12,346 in various tax disputes related primarily to credits for ICMS (“VAT”) and Ps. 33,217 related to tax credits of “IPI” over raw materials acquired from Free Trade Zone Manaus. Possible claims also include Ps. 4,787 related to compensation of federal taxes not approved by the IRS (Tax authorities) and Ps. 664 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (“VAT”), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court. In addition, the Company has Ps. 4,113 in unsettled indirect tax contingencies regarding indemnification accorded with Heineken Group over FEMSA Cerveza. These matters are related to different Brazilian federal taxes which are pending final decision.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiary operates. The Company does not expect any material liability to arise from these contingencies.

25.7 Collateralized contingencies

As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 7,739, Ps. 9,433 and Ps. 8,093 as of December 31, 2018, 2017 and 2016, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies (see Note 13).

25.8 Commitments

As of December 31, 2018, the Company has contractual commitments for finance leases for computer equipment and operating leases for the rental of production machinery and equipment, distribution and computer equipment, and land for FEMSA Comercio – Proximity, FEMSA Comercio – Fuel and FEMSA Comercio – Health Division.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The contractual maturities of the operating lease commitments by currency, expressed in Mexican pesos as of December 31, 2018, are as follows:

	Mexican Pesos		U.S. Dollars		Others
Not later than 1 year	Ps.	7,467	Ps.	565	Ps.	2,085
Later than 1 year and not later than 5 years		30,691		1,485		6,196
Later than 5 years		30,884		200		2,361

Total	Ps.	69,042	Ps.	2,250	Ps.	10,642

Rental expense charged to consolidated net income was Ps. 10,621, Ps. 9,468 and Ps. 8,202 for the years ended December 31, 2018, 2017 and 2016, respectively.

Future minimum lease payments under finance leases with the present value of the net minimum lease payments are as follows:

	2018 Minimum Payments		Present Value of Payments		2017 Minimum Payments		Present Value of Payments
Not later than 1 year	Ps.	38	Ps.	33	Ps.	41	Ps.	34
Later than 1 year and not later than 5 years		62		59		91		82
Later than 5 years		—		—		—		—

Total minimum lease payments		100		92		132		116
Less amount representing finance charges		8		—		16		—
Present value of minimum lease payments		92		92		116		116

Note 26. Information by Segment

The information by segment is presented considering the Company’s business units (as defined in Note 1) based on its products and services, which is consistent with the internal reporting presented to the Chief Operating Decision Maker. A segment is a component of the Company that engages in business activities from which it earns revenues, and incurs the related costs and expenses, including revenues, costs and expenses that relate to transactions with any of Company’s other components. All segments’ operating results are reviewed regularly by the Chief Operating Decision Maker, which makes decisions about the resources that would be allocated to the segment and to assess its performance, and for which financial information is available.

In 2018, FEMSA made a change to the disclosure related to the businesses segments formerly named as FEMSA Comercio’s “Retail Division” by removing those operations that are not directly related to Proximity store business, including restaurant and discount retail units, from this segment. The business segment is now named the FEMSA Comercio – “Proximity Division” and will only include Proximity and Proximity-related operations, most of which operate today under the OXXO brand across markets. The removed operations are included in “Other.” The financial information by operating segment reported below for the years ended December 31, 2017 and 2016, respectively; has been restated in order to give effect to business units’ reorganization described above.

Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same to those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

a) By Business Unit:

2018	Coca-Cola FEMSA	FEMSA Comercio — Proximity Division	FEMSA Comercio — Health Division	FEMSA Comercio — Fuel Division	Heineken Investment	Other (1)	Consolidation Adjustments	Consolidated
Total revenues	Ps. 182,342	Ps.167,458	Ps. 51,739	Ps.46,936	Ps.—	Ps.42,293	(21,024)	Ps.469,744
Intercompany revenue	5,160	290	—	—	—	15,574	(21,024)	—
Gross profit	83,938	65,529	15,865	4,231	—	10,233	(4,626)	175,170
Administrative expenses	—	—	—	—	—	—	—	17,313
Selling expenses	—	—	—	—	—	—	—	114,573
Other income	—	—	—	—	—	—	—	673
Other expenses	—	—	—	—	—	—	—	2,947
Interest expense	7,568	1,806	678	211	1	2,057	(2,496)	9,825
Interest income	1,004	372	14	159	22	3,757	(2,496)	2,832
Other net finance income (3)	—	—	—	—	—	—	—	(387)
Income before income taxes and share of the profit of equity accounted investees	17,190	13,335	1,438	407	11	1,219	30	33,630
Income taxes	5,260	1,124	652	123	4	3,006	—	10,169
Share of the profit of equity accounted investees, net of tax	(226)	(17)	—	—	6,478	17	—	6,252

Net income from continuing operations								29,713

Net income from discontinued operations								3,366

Consolidated net income								33,079

Depreciation and amortization (2)	10,028	4,971	983	152	—	1,103	—	17,237
Non-cash items other than depreciation and amortization	755	367	22	11	—	490	—	1,645

Investments in equity accounted investees	10,518	84	—	—	83,461	252	—	94,315
Total assets	263,787	75,146	35,881	7,015	86,340	150,674	(42,462)	576,381
Total liabilities	132,037	56,468	23,357	6,142	4,054	61,340	(42,559)	240,839
Investments in fixed assets (4)	11,069	9,441	1,162	520	—	2,391	(317)	24,266

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

2017 (Revised) (5)	Coca-Cola FEMSA		FEMSA Comercio– Proximity Division		FEMSA Comercio– Health Division		FEMSA Comercio– Fuel Division		Heineken Investment	Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	183,256	Ps.	149,833	Ps.	47,421	Ps.	38,388	—	Ps.	39,732	Ps.	(18,698)	Ps.	439,932
Intercompany revenue		4,679		202		—		—	—		13,817		(18,698)		—
Gross profit		83,508		56,127		14,213		2,767	—		9,307		(3,832)		162,090
Administrative expenses		—		—		—		—	—		—		—		15,222
Selling expenses		—		—		—		—	—		—		—		105,880
Other income		—		—		—		—	—		—		—		31,951
Other expenses		—		—		—		—	—		—		—		33,866
Interest expense		8,778		1,313		685		156	—		2,372		(2,212)		11,092
Interest income		791		306		23		47	23		2,492		(2,212)		1,470
Other net finance expenses (3)		—		—		—		—	—		—		—		6,320
Income before income taxes and share of the profit of equity accounted investees		(11,255)		11,723		956		146	30,000		4,265		(64)		35,771
Income taxes		4,184		762		434		23	(5,132)		9,942		—		10,213
Share of the profit of equity accounted investees, net of tax		60		5		—		—	7,847		11		—		7,923

Net income from continuing operations		–		–		–		—	–		–		–		33,480

Net income from discontinued operations		–		–		–		—	–		–		–		3,726

Consolidated net income		—		—		—		—	—		—		—		37,206

Depreciation and amortization (2)		9,632		4,144		942		118	—		804		—		15,640
Non-cash items other than depreciation and amortization		1,663		285		31		18	—		267		—		2,264

Investments in equity accounted investees		11,501		642		—		—	83,720		234		—		96,097
Total assets		285,677		64,717		38,496		4,678	76,555		154,930		(36,512)		588,541
Total liabilities		144,967		49,101		25,885		4,091	1,343		62,754		(36,512)		251,629
Investments in fixed assets (4)		12,917		8,396		774		291	—		1,479		(371)		23,486

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange gain, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.
(5)

Disclosure has been revised for the restructuring of FEMSA Comercio – Proximity Division and for 2017 the discontinued Philippines operations of Coca-Cola FEMSA Philippines. The assets (Ps. 28,272) and liabilities (Ps. 9,945) for the discontinued operation for 2017 of Philippines segment are included in Mexico and Central America

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

2016 (Revised) (5)	Coca-Cola FEMSA		FEMSA Comercio – Proximity Division		FEMSA Comercio – Health Division		FEMSA Comercio – Fuel Division		Heineken Investment	Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	177,718	Ps.	133,228	Ps.	43,411	Ps.	28,616	—	Ps.	33,406	Ps.	(16,872)	Ps.	399,507
Intercompany revenue		4,269		4		—		—	—		12,599		(16,872)		—
Gross profit		79,662		49,046		12,738		2,248	—		8,062		(3,552)		148,204
Administrative expenses		—		—		—		—	—		—		—		14,730
Selling expenses		—		33		—		—	—		—		—		95,547
Other income		—		(13)		—		—	—		—		—		1,157
Other expenses		—		—		—		—	—		—		—		5,909
Interest expense		7,473		789		654		109	—		1,613		(992)		9,646
Interest income		715		259		31		37	20		1,229		(992)		1,299
Other net finance expenses (3)		—		—		—		—	—		—		—		3,728
Income before income taxes and share of the profit of equity accounted investees		14,308		11,203		914		182	9		2,061		(121)		28,556
Income taxes		3,928		729		371		16	3		2,841		—		7,888
Share of the profit of equity accounted investees, net of tax		147		22		—		—	6,342		(4)		—		6,507

Consolidated net income		—		—		—		—	—		—		—		27,175

Depreciation and amortization (2)		8,666		3,510		855		92	—		586		—		13,709
Non-cash items other than depreciation and amortization		2,908		270		8		17	—		648		—		3,851

Investments in equity accounted investees		22,357		611		—		—	105,229		404		—		128,601
Total assets		279,256		55,453		35,862		3,649	108,976		94,716		(32,289)		545,623
Total liabilities		150,023		40,857		24,368		3,132	7,132		66,230		(32,289)		259,453
Investments in fixed assets (4)		12,391		7,598		474		299	—		1,705		(312)		22,155

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange gain, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value gain on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.
(5)	Disclosure has been revised for the restructuring of FEMSA Comercio – Proximity Division.

b) By Geographic Area:

The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia, Chile, Ecuador, Peru and Uruguay). (iii) Europe (comprised of the Company’s equity method investment in Heineken Group). For further information related with aggregates geographic areas see Note 27.2 Disaggregation of revenue.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Geographic disclosure for the Company non-current assets is as follow:

	2018	2017
Mexico and Central America (1)	Ps. 195,310	Ps.	176,174
Asia	—		17,233
South America (2)	120,003		130,226
Europe	83,461		83,720

Consolidated	Ps. 398,774	Ps.	407,353

(1)	Domestic (Mexico only) non-current assets were Ps. 185,857 and Ps. 170,547, as of December 31, 2018, and December 31, 2017, respectively.
(2)

South America non-current assets includes Brazil, Argentina, Colombia, Chile and Uruguay. Brazilian non-current assets were Ps. 76,869 and Ps. 89,137, as of December 31, 2018 and December 31, 2017, respectively. Colombia non-current assets were Ps. 16,664 and Ps. 18,396, as of December 31, 2018 and December 31, 2017, respectively. Argentina non-current assets were Ps. 4,538 and Ps. 3,052, as of December 31, 2018 and December 31, 2017, respectively. Chile non-current assets were Ps. 16,787 and Ps. 19,590, as of December 31, 2018 and December 31, 2017, respectively. Uruguay non-current assets were Ps. 5,145, as of December 31, 2018.

Note 27. Revenues

27. 1 Nature of goods sold and services

The information sets below described the core activities of the business units from which the Company generates its revenues. According to the standard, the performance obligation for the Company’s business units are satisfied in a point in time that the control of good and services are totally transferred to the customers. For detail information about business segments, see Note 26.

Segment	Product or Service	Nature, timing to fulfill the performance obligation and significant payment terms
Coca-Cola FEMSA	Beverages sales	Includes the delivery of beverages to customers and wholesalers. The transaction prices are assigned to each product on sale based on its own sale price separately, net of promotions and discounts. The performance obligation is satisfied at the point in time the product on sale is delivered to the customer.
Services revenues

Includes the rendering of manufacturing services, logistic and administrative services. The transaction prices are assigned to each product on sale based on its own sale price if sold separately. The performance obligation is satisfied at the point in time the product on sale is delivered to the customer.

FEMSA Comercio – Proximity Division	Products sales

Operates the largest chain of small-format stores in Mexico and Latin America including as some of its principal products as beers, cigarettes, sodas, other beverages and snacks. The performance obligation is satisfied at the time of the sale or at the moment the control of the product is transferred and the payment is made by the customer.

Commercial revenues

Includes mainly the commercialization of spaces into within stores, and revenues related to promotions and financial services. The performance obligation is satisfied at the point in time the service is render to the customer.

FEMSA Comercio – Health Division	Product sales

The core products include patent and generic formulas of medicines, beauty products, medical supplements, housing and personnel care products. The performance obligation is satisfied at the point in time of the sale or at the moment the control of the product is transferred to the customer.

Services revenues

Rending of services adding value as financial institutions, medical consultation and some financial services. The performance obligation is satisfied at the point in time of the rendering or the control is transferred to the customer.

FEMSA Comercio – Fuel Division	Services revenues

The core products are sold in the retail service stations as fuels, diesel, motor oils and other car care products. The performance obligation is satisfied at the point in time on sale and/or the control is transferred to the customer.

Others	Integral logistic services

Rendering a wide range of logistic services and maintenance of vehicles to subsidiaries and customers. The operations are on a daily, monthly or based upon the customer request. The revenue is recognized progressively during the time the service is rendered in a period no greater than a month.

Production and sale of commercial refrigeration, plastic solutions and sale of equipment for food processing.

Involves the production, commercialization of refrigerators including its delivery and installation and offering of integral maintenance services at the point of sale. Design, manufacturing and recycling of plastic products. In addition, it includes the sale of equipment for food processing, storage and weighing. The revenue recognition is performed at the time in which the corresponding installation is concluded. The recognition of other business lines is performed at the point of sale or in time the control of the product is transferred to the customer.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

27.2 Disaggregation of revenue

The information sets below described the disaggregation of revenue by geographic area, business unit and products and services categories in which the Company operates. The timing in which the revenues is recognized by the business units in the Company, is the point in the time in which control of goods and services is transferred in its entirely to the customer.

	Coca-Cola FEMSA				FEMSA Comercio – Proximity Division			FEMSA Comercio – Health Division			FEMSA Comercio – Fuel Division			Other Segments			Total
	2018(1)		2017	2016	2018(1)	2017	2016	2018(1)	2017	2016	2018(1)	2017	2016	2018(1)	2017	2016	2018(1)	2017	2016
By geographic areas:
Mexico and Central America (2)	Ps.	100,162	92,643	87,557	166,040	148,652	132,433	7,898	7,359	7,159	46,936	38,388	28,616	31,918	29,211	25,224	352,954	316,253	280,989

South America (3)		82,180	86,608	71,293	1,418	1,181	795	43,841	40,062	36,252	—	—	—	10,350	10,467	8,001	137,789	138,318	116,341

Venezuela		—	4,005	18,868	—	—	—	—	—	—	—	—	—	25	54	181	25	4,059	19,049

Total revenues		182,342	183,256	177,718	167,458	149,833	133,228	51,739	47,421	43,411	46,936	38,388	28,616	42,293	39,732	33,406	490,768	458,630	416,379

Consolidation adjustments		5,160	4,678	4,269	290	202	4	—	—	—	—	—	—	15,574	13,818	12,599	21,024	18,698	16,872

Consolidated revenues		177,182	178,578	173,449	167,168	149,632	133,224	51,739	47,421	43,411	46,936	38,388	28,616	26,719	25,913	20,807	469,744	439,932	399,507

By products and/or services
Products sold in the point-of-sale	Ps.	182,342	183,256	177,718	167,458	149,834	133,228	51,739	47,421	43,411	46,936	38,388	28,616	13,240	12,667	10,274	461,715	431,566	393,247

Services revenues		—	—	—	—	—	—	—	—	—	—	—	—	29,053	27,064	23,132	29,053	27,064	23,132

Consolidation adjustments		5,160	4,678	4,269	290	202	4	—	—	—	—	—	—	15,574	13,818	12,599	21,024	18,698	16,872

Consolidated revenues		177,182	178,578	173,449	167,168	149,632	133,224	51,739	47,421	43,411	46,936	38,388	28,616	26,719	25,913	20,807	469,744	439,932	399,507

(1)

For IFRS 15 adoption purposes, the Company applies the modified retrospective method in which no comparative information is restated for previous periods. The Company recognized no adjustment as a result of adopting IFRS 15.

(2)

Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 319,792, Ps. 288,783 and Ps. 254,643 and during the years ended December 31, 2018, 2017 and 2016, respectively.

(3)

South America includes Brazil, Argentina, Colombia, Chile, Uruguay and Venezuela, although Venezuela is shown separately above. South America revenues include Brazilian revenues of Ps. 63,601, Ps. 64,345 and Ps. 48,924 during the years ended December 31, 2018, 2017 and 2016, respectively. South America revenues include Colombia revenues of Ps. 19,245, Ps. 17,545 and Ps. 17,027 during the years ended December 31, 2018, 2017 and 2016, respectively. South America revenues include Argentina revenues of Ps. 9,237, Ps. 13,938 and Ps. 12,340 during the years ended December 31, 2018, 2017 and 2016, respectively. South America revenues include Chile revenues of Ps. 44,576, Ps. 40,660 and Ps. 36,631 during the years ended December 31, 2018, 2017 and 2016, respectively. South America revenues include Uruguay revenue of Ps. 1,925 during the year ended in December 31,2018.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

27.3 Contract Balances

As of December 31, 2018, no significant cost was identified incurred to obtain or accomplished a contract that might be capitalized as assets. No significant contacts have been entered into for which the Company has not performed all the obligations as well as additional costs associate to it.

27.4 Transaction price assigned to remained performance obligations

No performance obligations were identified in customer contracts that are not included in the transaction price, as a result of identified variable considerations per each business unit are part of the transaction price through be consider highly probable that not occurs a significant reversion of the revenue amount.

Note 28. Future Impact of Recently Issued Accounting Standards not yet in Effect

The Company has not applied the following standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements. The Company intends to adopt these standards, if applicable, when they become effective.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, with which it introduces a unique accounting lease model for lessees. A lessee recognizes an asset that represents the right to use the underlying asset and a lease liability that represents the obligation to make lease payments.

The transition consideration required to be taken into account by the Company is the modified retrospective approach, which involves recognizing the cumulative effect of the adoption of the new standard as from January 1, 2019. For this reason, the comparative financial statements of the period will not be restated (as of and for the years ended December 31, 2018 and 2017). Likewise, as of the transition date of IFRS 16 (January 1, 2019), the Company has elected to apply the practical expedient of “Grandfather” and continue to consider as contracts for leasing those who qualified as such under the previous accounting rules “IAS 17 – Leases” and “IFRIC 4 – Determination of whether a contract contains a lease”. In addition, the Company elects to not recognize assets and liabilities for short-term leases (i.e. leases of 12 months or less with no renewal option included) and leases of low-value assets (i.e. based on the value of the asset when it is new, regardless of the age of the asset being leased). Furthermore, the Company has decided to apply the short-term consideration to the remaining period for leases at the adoption date.

The Company performed a qualitative and quantitative assessment of the impacts that the adoption of IFRS 16 have on its consolidated financial statements. The evaluation includes, among others, the following activities:

•	Detailed analysis of the leasing contracts and their characteristics that would cause an impact in the determination of the right of use and the financial liability;

•	Identification of the exceptions provided by IFRS 16 that may be applied to the Company;

•	Identification and determination of costs associated with leasing contracts;

•	Identification of currencies in which lease contracts are denominated;

•	Analysis of the right renew options and improvements to leased assets, as well as amortization periods;

•	Analysis of the accounting requirements by the IFRS 16 and their impacts in internal processes and controls of the Company; and

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

•	Analysis of the interest rate used in determining the present value of the lease payments for which a right of use asset must be recognized.

The main impacts are derived from the recognition of lease arrangements as rights of use and liabilities for the obligation to make such payments. In addition, the rental expense is replaced by a depreciation expense for the right to use the assets and the interest expense of the lease liabilities that will be recognized at present value.

Based on the analysis carried out by the Company, the adoption of IFRS 16 by FEMSA Comercio – Proximity Division, FEMSA Comercio – Health Division and FEMSA Comercio – Fuel Division will generate a significant effect on the Company’s consolidated financial statements because of the number of leases in effect as of the date of adoption and, the significant length of time period at which the lease contracts are settled.

At the adoption date, the Company estimates it will recognize a right-of-use asset in the range of 8.5%—9.5% of total assets at December 31, 2018 and a corresponding amount of lease liability for all its lease arrangements in the consolidated financial statement. The final amount will be determined when the Company issues its first financial statements after the adoption date.

As of December 31, 2018, the accounting policies of the Company regarding to lease recognition under IFRS 16 have been modified and submitted for approval of the Company Board of Director’s, with the purpose of fully implementation as of January 1, 2019, which it will stablish the new basis of accounting for leases. Similarly, the Company has analyzed and evaluated the aspects related to internal control derived from the adoption, ensuring internal control environment is appropriate for financial reporting purposes once the standard have been adopted. Also, the presentation requirements involve a significant increase of disclosures required in the Company’s consolidated financial statements and its notes. During 2018, it Company developed and tested appropriate systems, internal controls, policies and procedures necessary to collect and disclose the information required.

IFRIC Interpretation 23 Uncertainty over Income Tax Treatment

The interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

(i)	whether an entity considers uncertain tax treatments separately;

(ii)	the assumptions an entity makes about the examination of tax treatments by taxation authorities;

(iii)	how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and

(iv)	how an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after 1 January 2019, but certain transition reliefs are available. The Company has yet to complete its evaluation of whether this interpretation will have a significant impact in the consolidated financial statements.

Amendments to IFRS 9 Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are ‘solely payments of principal and interest on the principal amount outstanding’ (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of the event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

The amendments should be applied retrospectively and are effective for periods beginning on January 1, 2019, with earlier application permitted. The Company has yet to complete its evaluation of whether this interpretation will have a significant impact in the consolidated financial statements.

Amendments to IAS 19 Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to:

(i)

Determine current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event.

(ii)

Determine net interest for the remainder of the period after the plan amendment, curtailment or settlement using: the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event; and the discount rate used to remeasure that net defined benefit liability (asset).

The amendments also clarify that an entity first determines any past service cost, or a gain or loss on settlement, without considering the effect of the asset ceiling. This amount is recognized in profit or loss. An entity then determines the effect of the asset ceiling after the plan amendment, curtailment or settlement. Any change in that effect, excluding amounts included in the net interest, is recognized in other comprehensive income. The amendments apply to plan amendments, curtailments, or settlements occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted. These amendments will apply only to any future plan amendments, curtailments, or settlements of the Company.

Amendments to IAS 28 Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in associates and joint ventures to which the equity method is not applied but that, in substance, form part of the net investment in the equity accounted investee (long-term interests). This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests.

The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the equity accounted investee, or any impairment losses on the net investment, recognized as adjustments to the net investment in in equity accounted investee. The amendments should be applied retrospectively and are effective from period beginning on January 1, 2019, with early application permitted. The Company has yet to complete its evaluation of whether this amendment will have a significant impact in the consolidated financial statements.

Annual Improvements 2015-2017 Cycle (issued in December 2017)

These improvements include:

IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation.

An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2019, with early application permitted. These amendments will apply on future business combinations of the Company.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

IFRS 11 Joint Arrangements

A party that participates in, but does not have joint control of, a joint operation might obtain joint control of the joint operation in which the activity of the joint operation constitutes a business as defined in IFRS 3. The amendments clarify that the previously held interests in that joint operation are not remeasured. An entity applies those amendments to transactions in which it obtains joint control on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted. These amendments will apply on future transactions of the Company.

IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application is permitted. When an entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period. Since the Company’s current practice is in line with these amendments, the Company does not expect any effect on its consolidated financial statements.

IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all of the activities necessary to prepare that asset for its intended use or sale are complete.

An entity applies those amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. The Company does not expect any significant effect on its consolidated financial statements.

Note 29. Subsequent Events

As of January 31, 2019, Coca-Cola FEMSA, S.A.B. de C.V. Extraordinary General Shareholders’ Meeting approved the following: (i) an eight-for-one stock split (the “Stock Split”) of each series of shares of the Company; (ii) the issuance of Series B ordinary shares with full voting rights; (iii) the creation of units, comprised of 3 Series B shares and 5 Series L shares, to be listed for trading on the Mexican Stock Exchange and in the form of American depositary shares on the New York Stock Exchange ; and (iv) Amendments to the Company’s bylaws mainly to give effect to the matters approved in paragraphs (i), (ii), and (iii), described above.

Subject to the approval of the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or (“CNBV”)), after giving effect to the Stock Split, KOF’s units (each representing 3 Series B shares and 5 Series L shares) will trade on the BMV, and KOF’s Series L shares will no longer trade individually on the BMV. KOF’s units will trade on the NYSE in the form of ADSs (each representing 10 units). The Series B shares will have full voting rights, while the Series L shares will continue to have limited voting rights. Holders of Series L shares previously trading on the BMV will receive one unit in exchange for one Series L shares, and holders of ADSs trading on the NYSE will hold ADSs representing 10 units in lieu of 10 Series L shares.

Prior to the Shareholders’ Meeting, KOF’s capital stock was divided as follows: 47.2% of Series A ordinary shares; 27.8% of Series D ordinary shares; and 25% of Series L shares with limited voting rights. Given the limitation under the Company’s current capital share structure to issue Series L shares with limited voting rights that represent more than 25% of KOF’s capital stock, the purpose of the Stock Split and specifically the issuance of Series B ordinary shares, is to increase KOF’s capacity to issue equity that may be used as consideration in future share-based acquisitions and for general corporate purposes.

The creation of units will allow the Series B shares and Series L shares to trade together, facilitating their trading and avoiding liquidity and price discrepancies that would otherwise arise if the shares were listed and traded separately. ADSs will continue to be listed on the NYSE and will represent 10 units. The units may not be separated into Series B shares and Series L shares except with the required consent of the Series L and Series B shareholders, which consent may only be granted in a special shareholder meeting no earlier than five years after the Stock Split.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

Upon the approval of the CNBV, as a consequence of the Stock Split, the Company’s shareholders will receive the following shares:

•	The Series A shareholders will receive 8 new Series A shares in exchange for each Series A share outstanding;

•	The Series D shareholders will receive 8 new Series D shares in exchange for each Series D share outstanding; and

•	The Series L shareholders will receive 5 new Series L shares (with limited voting rights) and 3 new Series B ordinary shares (with full voting rights) in exchange for each Series L share outstanding.

The Series A, Series D, and Series L shares outstanding prior to the Stock Split and exchanged for new shares of the relevant series will be canceled after giving effect to the Stock Split.

As a result, (i) the percentage of ownership held by the Company’s shareholders will not change, and (ii) the percentage of ordinary shares with full voting rights will be adjusted proportionally due to the issuance of the Series B shares, as set forth in the table below.

The capital stock of the Company prior to and immediately after the Stock Split is as follows:

Outstanding shares prior to the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	992,078,519	47.223%	62.964%
D	Wholly-owned subsidiaries of The Coca-Cola Company	583,545,678	27.777%	37.036%
L	Public float	525,208,065	25.0%	0%

Total		2,100,832,262	100%	100%

Outstanding shares immediately after the Stock Split:

Series of shares	Shareholders	Outstanding shares	% of the capital stock	% of ordinary shares with full voting rights
A	Wholly-owned subsidiary of Fomento Económico Mexicano, S.A.B. de C.V.	7,936,628,152	47.223%	55.968%
D	Wholly-owned subsidiaries of The Coca-Cola Company	4,668,365,424	27.777%	32.921%
B	Public float	1,575,624,195	9.375%	11.111%
L	Public float	2,626,040,325	15.625%	0%

Total		16,806,658,096	100%	100%

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

For the years ended December 31, 2018, 2017 and 2016.

Amounts expressed in millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

After obtaining the authorization from the CNBV, the Company will announce the record date and exchange date for all holders of Series L shares and the conversion date for all holders of ADSs. KOF expects that the announcement will happen in the first quarter of 2019.

On April 14, 2019, Coca-Cola FEMSA completed the eight-for-one stock split as described above. Effective on April 11, 2019, Coca-Cola FEMSA’s units were listed for trading on the Mexican Stock Exchange and the ADSs, each representing 10 units, were listed for trading on the NYSE.

On February 27, 2019, the Company’s Board of Directors agreed to propose the payment of a cash ordinary dividend in the amount of Ps. 9,692 to be paid in two equal installments as of May 4, 2019 and November 6, 2019. This ordinary dividend was approved by the Annual Shareholders meeting on March 22, 2019.

On February 26, 2019, the Company through its subsidiary Cadena Comercial OXXO, S.A. de C.V. (“OXXO”) has signed an agreement with HEINEKEN Group (“Cervezas Cuauhtémoc Moctezuma, S.A. de C.V.”) and both companies have agreed to an extension of their existing commercial relationship (see Note 14) with certain important changes. Under the terms of the agreement, starting in April of 2019 and following a gradual process, OXXO will also start selling the beer brands of Grupo Modelo in certain regions of Mexico, covering the entire Mexican territory by the end of 2022 and is expected to be formalized through the signing of a definitive contract, which is expected to take place during March of 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Executive Board of Heineken N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Heineken N.V. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated income statements, consolidated statements of comprehensive income, cash flows and changes in equity, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

We have served as the Company’s auditor since 2015.

Amsterdam, February 12, 2019

/s/ Deloitte Accountants B.V.

Consolidated Income Statement

	Note	2018	2017*	2016*
For the year ended 31 December
In millions of €
Revenue	6.1	26,811	25,843	24,718
Excise tax expense	6.1	(4,340)	(4,234)	(4,203)
Net revenue	6.1	22,471	21,609	20,515
Other income	6.2	75	141	46
Raw materials, consumables and services	6.3	(13,967)	(13,261)	(12,726)
Personnel expenses	6.4	(3,749)	(3,550)	(3,263)
Amortisation, depreciation and impairments	6.6	(1,693)	(1,587)	(1,817)
Total other expenses		(19,409)	(18,398)	(17,806)
Operating profit		3,137	3,352	2,755
Interest income	11.1	62	72	60
Interest expenses	11.1	(493)	(468)	(419)
Other net finance income/(expenses)	11.1	(64)	(123)	(134)
Net finance expenses		(495)	(519)	(493)
Share of profit of associates and joint ventures	10.3	210	75	150
Profit before income tax		2,852	2,908	2,412
Income tax expense	12.1	(757)	(755)	(673)
Profit		2,095	2,153	1,739
Attributable to:
Shareholders of the Company (net profit)		1,903	1,935	1,540
Non-controlling interests		192	218	199
Profit		2,095	2,153	1,739

Weighted average number of shares – basic	6.7	570,146,069	570,074,335	569,737,210
Weighted average number of shares – diluted	6.7	570,663,632	570,652,111	570,370,392
Basic earnings per share (€)	6.7	3.34	3.39	2.70
Diluted earnings per share (€)	6.7	3.34	3.39	2.70

*	Restated to reflect the change in accounting policy on Revenue from Contracts with Customers (IFRS 15). Refer to note 4 for further details.

Consolidated Statement of Comprehensive Income

	Note	2018	2017	2016
For the year ended 31 December
In millions of €
Profit		2,095	2,153	1,739
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss:
Remeasurement of post-retirement obligations	12.3	221	64	(252)
Net change in fair value through OCI investments*	12.3	11	—
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	12.3	(100)	(1,485)	(908)
Reclassification of currency translation differences to profit or loss	12.3	—	59	—
Change in fair value of net investment hedges	12.3	(3)	26	44
Change in fair value of cash flow hedges	12.3	(67)	109	6
Cash flow hedges reclassified to profit or loss	12.3	(77)	(3)	41
Net change in fair value through OCI investments*	12.3	—	68	140
Share of other comprehensive income of associates/joint ventures	12.3	(36)	(7)	—
Other comprehensive income, net of tax	12.3	(51)	(1,169)	(929)
Total comprehensive income		2,044	984	810

Attributable to:
Shareholders of the Company		1,848	881	660
Non-controlling interests		196	103	150
Total comprehensive income		2,044	984	810

*	In 2017 and 2016 these investments were classified as available-for-sale investments.

Consolidated Statement of Financial Position

	Note	2018	2017
As at 31 December
In millions of €
Intangible assets	8.1	17,459	17,670
Property, plant and equipment	8.2	11,359	11,117
Investments in associates and joint ventures	10.3	2,021	1,841
Loans and advances to customers	8.3	341	331
Deferred tax assets	12.2	622	768
Other non-current assets	8.4	1,084	1,059
Total non-current assets		32,886	32,786
Inventories	7.1	1,920	1,814
Trade and other receivables	7.2	3,740	3,676
Current tax assets		71	64
Derivative assets	11.6	35	219
Cash and cash equivalents	11.2	2,903	2,442
Assets classified as held for sale	10.2	401	33
Total current assets		9,070	8,248
Total assets		41,956	41,034

Shareholders’ equity	11.4	14,358	13,321
Non-controlling interests	11.4	1,182	1,200
Total equity		15,540	14,521
Borrowings	11.3	12,628	12,166
Post-retirement obligations	9.1	954	1,289
Provisions	9.2	846	970
Deferred tax liabilities	12.2	1,370	1,495
Other non-current liabilities	11.6	168	135
Total non-current liabilities		15,966	16,055
Borrowings	11.2/11.3	2,358	3,212
Trade and other payables	7.3	6,891	6,128
Returnable packaging deposits	7.4	569	607
Provisions	9.2	164	178
Current tax liabilities		266	310
Derivative liabilities	11.6	70	21
Liabilities associated with assets classified as held for sale	10.2	132	2
Total current liabilities		10,450	10,458
Total equity and liabilities		41,956	41,034

Consolidated Statement of Cash Flows

	Note	2018	2017	2016
For the year ended 31 December
In millions of €
Operating activities
Profit		2,095	2,153	1,739
Adjustments for:
Amortisation, depreciation and impairments	6.6	1,693	1,587	1,817
Net interest expenses	11.1	431	396	359
Other income	6.2	(75)	(141)	(46)
Share of profit of associates and joint ventures and dividend income on fair value through OCI investments		(228)	(84)	(161)
Income tax expenses	12.1	757	755	673
Other non-cash items		179	314	332
Cash flow from operations before changes in working capital and provisions		4,852	4,980	4,713
Change in inventories		(129)	(185)	(20)
Change in trade and other receivables		(66)	(241)	(228)
Change in trade and other payables and returnable packaging deposits		908	495	328
Total change in working capital		713	69	80
Change in provisions and post-retirement obligations		(25)	(125)	(73)
Cash flow from operations		5,540	4,924	4,720
Interest paid		(555)	(463)	(441)
Interest received		118	98	70
Dividends received		109	109	118
Income taxes paid		(824)	(786)	(749)
Cash flow related to interest, dividend and income tax		(1,152)	(1,042)	(1,002)
Cash flow from operating activities		4,388	3,882	3,718

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		111	187	116
Purchase of property, plant and equipment		(1,888)	(1,696)	(1,757)
Purchase of intangible assets		(167)	(137)	(109)
Loans issued to customers and other investments		(239)	(259)	(219)
Repayment on loans to customers		41	54	24
Acquisition of subsidiaries, net of cash acquired		(70)	(1,047)	(9)
Acquisition of/additions to associates, joint ventures and other investments		(159)	(93)	(68)
Disposal of subsidiaries, net of cash disposed of		15	10	15
Disposal of associates, joint ventures and other investments		1	16	—
Cash flow (used in)/from investing activities		(2,355)	(2,965)	(2,007)

Financing activities
Proceeds from borrowings		1,694	3,268	1,670
Repayment of borrowings		(1,545)	(3,205)	(1,001)
Dividends paid		(1,090)	(1,011)	(1,031)
Purchase own shares and shares issued		(20)	—	(31)
Acquisition of non-controlling interests		(2)	(18)	(294)
Other		(4)	—	15
Cash flow (used in)/from financing activities		(967)	(966)	(672)

Net cash flow		1,066	(49)	1,039
Cash and cash equivalents as at 1 January		1,177	1,366	282
Effect of movements in exchange rates		5	(140)	45
Cash and cash equivalents as at 31 December	11.2	2,248	1,177	1,366

Consolidated Statement of Changes in Equity

In millions of €	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Shareholders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2016		922	2,701	(1,017)	(47)	122	719	(432)	10,567	13,535	1,535	15,070
Profit		—	—	—	—	—	153	—	1,387	1,540	199	1,739
Other comprehensive income	12.3	—	—	(812)	46	140	—	—	(254)	(880)	(49)	(929)
Total comprehensive income		—	—	(812)	46	140	153	—	1,133	660	150	810
Transfer to/(from) retained earnings		—	—	—	—	—	(34)	—	34	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(786)	(786)	(261)	(1,047)
Purchase/reissuance own/non-controlling shares	11.4	—	—	—	—	—	—	(39)	—	(39)	8	(31)
Own shares delivered		—	—	—	—	—	—	28	(28)	—	—	—
Share-based payments		—	—	—	—	—	—	—	13	13	—	13
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	(145)	(145)	(144)	(289)
Changes in consolidation/transfers within equity		—	—	—	—	—	—	—	—	—	47	47
Balance as at 31 December 2016		922	2,701	(1,829)	(1)	262	838	(443)	10,788	13,238	1,335	14,573

In millions of €	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Shareholders of the Company	Non- controlling interests	Total equity
Balance as at1 January 2017		922	2,701	(1,829)	(1)	262	838	(443)	10,788	13,238	1,335	14,573
Profit		—	—	—	—	—	153	—	1,782	1,935	218	2,153
Other comprehensive income	12.3	—	—	(1,295)	106	69	—	—	66	(1,054)	(115)	(1,169)
Total comprehensive income		—	—	(1,295)	106	69	153	—	1,848	881	103	984
Transfer to retained earnings		—	—	—	—	—	(29)	—	29	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	(775)	(775)	(245)	(1,020)
Purchase/reissuance own/non-controlling shares	11.4	—	—	—	—	—	—	—	—	—	—	—
Own shares delivered		—	—	—	—	—	—	33	(33)	—	—	—
Share-based payments		—	—	—	—	—	—	—	22	22	—	22
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	(45)	(45)	28	(17)
Changes in consolidation/transfers within equity		—	—	—	7	—	—	—	(7)	—	(21)	(21)
Balance as at 31 December 2017		922	2,701	(3,124)	112	331	962	(410)	11,827	13,321	1,200	14,521

In millions of €	Note	Share capital	Share premium	Translation reserve	Cost of hedging reserve	Hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Shareholders of the Company	Non- controlling interests	Total equity
Balance as at 31 December 2017		922	2,701	(3,124)	—	112	331	962	(410)	11,827	13,321	1,200	14,521
Changes in accounting policy (IFRS 9)		—	—	(2)	3	—	—	—	—	(3)	(2)	—	(2)
Balance as at1 January 2018		922	2,701	(3,126)	3	112	331	962	(410)	11,824	13,319	1,200	14,519
Profit		—	—	—	—	—	—	214	—	1,689	1,903	192	2,095
Other comprehensive income	12.3	—	—	(143)	6	(150)	11	—	—	221	(55)	4	(51)
Total comprehensive income		—	—	(143)	6	(150)	11	214	—	1,910	1,848	196	2,044
Transfer to/(from) retained earnings		—	—	—	—	—	—	(80)	—	80	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(866)	(866)	(212)	(1,078)
Purchase/reissuance own/non-controlling shares	11.4	—	—	—	—	—	—	—	(38)	—	(38)	20	(18)
Own shares delivered		—	—	—	—	—	—	—	33	(33)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	26	26	—	26
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	—	26	26	(30)	(4)
Changes in consolidation/transfers within equity		—	—	—	—	—	—	—	—	43	43	8	51
Balance as at 31 December 2018		922	2,701	(3,269)	9	(38)	342	1,096	(415)	13,010	14,358	1,182	15,540

Notes to the Consolidated Financial Statements

1.    Reporting entity

Heineken N.V. (the ‘Company’) is a company domiciled in the Netherlands, with its head office in Amsterdam. The consolidated financial statements of the Company as at 31 December 2018 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’) and HEINEKEN’s interest in joint ventures and associates. The Company is registered in the Trade Register of Amsterdam No. 33011433.

HEINEKEN is primarily involved in the brewing and selling of beer and cider. Led by the Heineken® brand, HEINEKEN has a portfolio of more than 300 international, regional, local and speciality beers and ciders.

2.    Basis of preparation

The consolidated financial statements are:

•

prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2018have been adopted by the EU. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB.

•	prepared by the Executive Board of the Company and authorised for issue on 12 February 2019 and will be submitted for adoption to the Annual General Meeting of Shareholders on 25 April 2019.

•	prepared on the historical cost basis unless otherwise indicated

•	presented in Euro, which is the Company’s functional currency.

•	rounded to the nearest million unless stated otherwise.

The presentation of the consolidated financial statements have been revamped in 2018 to further improve the readability. The revamping has no impact on the accounting policies nor on amounts recognised, only the presentation format (aggregation/disaggregation) is affected. The following has changed in the statement of financial position as a result of the revamping:

•	Loans and advances to customers are presented together as one separate line item.

•	The former ‘Other investments and receivables’ are renamed into ‘Other non-current assets’ and exclude loans to customers.

•	Prepayments are included in ‘Trade and other receivables’.

•	Current derivative assets and liabilities are no longer included in ‘Trade and other receivables’ and ‘Trade and other payables’ respectively, but presented as separate line items.

•	Non-current non-interest-bearing liabilities and non-current derivative liabilities are excluded from ‘Borrowings’ and presented as ‘Other non-current liabilities’.

•	Bank overdrafts and commercial paper are included in ‘Borrowings’ (current).

•	Returnable packaging deposits are no longer part of ‘Trade and other payables’, but presented as a separate line item.

In the notes to the consolidated financial statements this new presentation format is reflected, also for the comparative information.

3.    Significant accounting estimates and judgements

In preparing these consolidated financial statements, management needs to make estimates and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses.

3.    Significant accounting estimates and judgements continued

The application of accounting policies requires judgements that impacts the amounts recognised. Next to this, the recognised amounts are based on factors which by default are associated with uncertainties. Therefore actual results may differ from estimates. Within the consolidated financial statements the estimates and judgements are described per note (if applicable). The notes dealing with the most significant estimates and judgements are:

Note	Particular area involving significant estimates and judgements
6.1 Operating segments	Judgement on acting as principal versus agent with respect to excise tax expense

8.1 Intangible assets and 8.2 property, plant and equipment	Assumptions used in impairment testing

9.1 Post-retirement obligations	Assumptions for discount rates, future pension increases and life expectancy to calculate the defined benefit obligation

9.2 Provisions and 9.3 Contingencies	Estimating the likelihood and timing of potential cash outflows relating to claims and litigations

12.2 Deferred tax assets and liabilities	Assessment of the recoverability of past tax losses

4.    Changes in accounting policies

(a) Changed accounting policies in 2018

The following new standards have been adopted in 2018 and reflected in the consolidated financial statements:

IFRS 9 Financial Instruments

IFRS 9 includes revised guidance on classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment of financial assets, and new general hedge accounting requirements. The standard replaces existing guidance in IAS 39 Financial Instruments: Recognition and Measurement. HEINEKEN has implemented IFRS 9 per 1 January 2018 using the modified retrospective approach, meaning that the 2017 comparative financial information is not restated. Any impact of IFRS 9 as of 1 January 2018 is recognised directly in equity.

HEINEKEN has reviewed the impact of this new standard and has concluded that the impact is limited:

•

With regard to the revised classification and measurement principles, IFRS 9 contains three classification categories: ‘measured at amortised cost’, ‘fair value through other comprehensive income’ (FVOCI) and ‘fair value through profit and loss’ (FVPL). The standard eliminates the existing IAS 39 categories: ‘loans and receivables’, ‘held to maturity’ and ‘available-for-sale’. For HEINEKEN this new classification only means that the assets currently classified as available-for-sale will be measured at FVOCI which constitutes no significant change, except for the accounting for cumulative gains or losses when equity securities measured at FVOCI are disposed of. These cumulative gains or losses are not recognised in the income statement upon disposal but kept in the fair value reserve. HEINEKEN has no investments classified as held to maturity and the other categories involve no change in measurement for HEINEKEN.

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

•

For the new hedging requirements of IFRS 9 HEINEKEN concluded that all current hedging relationships continue to qualify as hedging relationships upon application of IFRS 9. For existing hedges HEINEKEN excludes the foreign currency basis spread from the hedge relation only when this improves hedge effectiveness by applying the cost of hedging approach. HEINEKEN has applied cost of hedging for these hedges using the modified retrospective approach and has recognised the initial impact directly in equity in the cost of hedging reserve.

IFRS 15 Revenue from Contracts with Customers

HEINEKEN adopted IFRS 15 ‘Revenue from Contracts with Customers’ as per 1 January 2018. For implementation the full retrospective method is applied, meaning that the 2017 and 2016 comparative financial information has been restated. HEINEKEN concluded that IFRS 15 did not impact the timing of revenue recognition. However, the amount of recognised revenue is impacted by payments to customers and excise taxes as explained below. HEINEKEN has evaluated the available practical expedients for application of the standard and concluded that these options have no significant impact on HEINEKEN’s revenue recognition. The practical expedients have therefore not been applied.

The adoption of IFRS 15 has changed the accounting for certain payments to customers, such as listing fees and marketing support expenses. Most of these payments were recorded as operating expenses, but are now considered to be a reduction of revenue. Only when these payments relate to a distinct service the amounts continue to be recorded as operating expenses.

IFRS 15 has also changed the accounting for excise tax. Based on IAS 18 different policies were applied by peers in our industry. Some companies included all excises in revenue, some recorded excise only for specific countries and some, like HEINEKEN, excluded all excise from revenue. The clarifications to IFRS 15 describe that an ‘all or nothing’ approach is no longer possible and an assessment of the excise tax needs to be performed on a country by country basis.

4.    Changes in accounting policies continued

Excise taxes are very common in the beverage industry, but levied differently amongst the countries HEINEKEN operates in. HEINEKEN performed a country by country analysis to assess whether the excise taxes are sales-related or effectively a production tax. In most countries excise taxes are effectively a production tax as excise becomes payable when goods are moved from bonded warehouses and are not based on the sales value. In these countries, increases in excise tax are not always (fully) passed on to customers and HEINEKEN cannot, or can only partly, reclaim the excise tax in the case products are eventually not sold to customers. Excise tax is borne by HEINEKEN for these countries and included in revenue. Only for those countries where excise is levied at the moment of the sales transaction and excise is based on the sales value, the excise taxes are collected on behalf of a tax authority and consequently excluded from revenue.

Due to the complexity and variety in tax legislations, significant judgement is applied in the assessment whether taxes are borne by HEINEKEN or collected on behalf of a third party.

To provide full transparency on the impact of the accounting for excise, HEINEKEN presents the excise tax expense on a separate line below revenue in the consolidated income statement. A new subtotal called ‘Net revenue’ is added. This ‘Net revenue’ subtotal is ‘revenue’ as defined in IFRS 15 (after discounts) minus the excise tax expense for those countries where the excise is borne by HEINEKEN. HEINEKEN furthermore discloses the excise collected on behalf of third parties, which is excluded from revenue, in note 6.1 Operating segments.

The IFRS 15 changes have no impact on operating profit, net profit and EPS. In below tables the impact of IFRS 15 on the 2017 and 2016 figures is reflected:

	2017 Reported	Impact IFRS 15	2017 Restated
For the year ended 31 December
In millions of €
Revenue	21,888	3,955	25,843
Excise tax expense		(4,234)	(4,234)
Net revenue		(279)	21,609
Other income	141		141
Raw materials, consumables and services	(13,540)	279	(13,261)
Personnel expenses	(3,550)		(3,550)
Amortisation, depreciation and impairments	(1,587)		(1,587)
Total other expenses	(18,677)	279	(18,398)
Operating profit	3,352		3,352
Profit before income tax	2,908		2,908
Income tax expense	(755)		(755)
Profit	2,153		2,153
Attributable to:
Shareholders of the Company (net profit)	1,935		1,935
Non-controlling interests	218		218

	2016 Reported	Impact IFRS 15	2016 Restated
For the year ended 31 December
In millions of €
Revenue	20,792	3,926	24,718
Excise tax expense		(4,203)	(4,203)
Net revenue		(277)	20,515
Other income	46		46
Raw materials, consumables and services	(13,003)	277	(12,726)
Personnel expenses	(3,263)		(3,263)
Amortisation, depreciation and impairments	(1,817)		(1,817)
Total other expenses	(18,083)	277	(17,806)
Operating profit	2,755		2,755
Profit before income tax	2,412		2,412
Income tax expense	(673)		(673)
Profit	1,739		1,739
Attributable to:
Shareholders of the Company (net profit)	1,540		1,540
Non-controlling interests	199		199

4.    Changes in accounting policies continued

Other new standards and amendments

Other changes effective in 2018 had no significant impact on the disclosures or amounts recognised in HEINEKEN’s consolidated financial statements.

(b) Upcoming changes in accounting policies for 2019

The following change in standards and amendments to standards will be effective in 2019 and will have a significant impact on HEINEKEN ‘s consolidated financial statements:

IFRS 16 Leases

IFRS 16 ‘Leases’ replaces existing guidance on leases, including IAS 17. HEINEKEN will implement IFRS 16 per 1 January 2019 by applying the modified retrospective method, meaning that the 2018 comparative numbers in the 2019 financial statements will not be restated. Under the new standard, all operating lease contracts will be recognised on HEINEKEN’s balance sheet, except for short term and low value leases. Lease expenses currently recorded in the income statement will be replaced by depreciation and interest expenses for all lease contracts in scope of the standard.

Transition options and practical expedients

HEINEKEN will apply the following practical expedients upon transition to the new standard:

Recognition (permanent):

•	Apply the short-term lease exemption, meaning that leases with a duration of less than a year will be expensed in the income statement on a straight-line basis

•	Apply the low value lease exemption, meaning that leased assets with an individual value of €5 thousand or less if bought new will be expensed in the income statement on a straight-line basis

•	Apply the option to include non-lease components in the lease liability for equipment leases

Transition:

•	Use the option to grandfather the lease classification for existing contracts

•

Use the transition option for leases with a remaining contract period of less than one year, meaning that these leases will not be recorded on balance and the payments will be expensed in the income statement on a straight-line basis

•	Measure the Right-of-Use Asset based on the Lease Liability recognised

Accounting policy on the lease term applied as per 1 January 2019

The lease term shall be determined as the non-cancellable period of a lease, together with:

•	Periods covered by an option to extend the lease if HEINEKEN is reasonably certain to make use of that option

•	Periods covered by an option to terminate the lease if HEINEKEN is reasonably certain not to make use of that option

Estimated impact on the financial statements:

HEINEKEN has around 30,000 operating leases mainly relating to offices, warehouses, pubs, stores, cars and (forklift) trucks. Based on the contracts that will be capitalised as per 1 January 2019, the estimated impact on the balance sheet on that date, amounts to €1.2 billion increase in total assets and total liabilities. The increase in assets consist of Right-of-use Assets for €0.9 billion and lease receivables for €0.3 billion. The increase in liabilities consists of €1.2 billion of lease liabilities.

In some countries, HEINEKEN is operating both as a lessee and a lessor for pubs. HEINEKEN analysed the contracts where HEINEKEN acts as a lessor (subleases) and concluded that under the new standard these sublease contracts are to be treated as a finance lease, where under the previous standard these same leases were treated as an operating lease. This change results in a decrease of revenue, primarily impacting The Netherlands and Belgium.

4.    Changes in accounting policies continued

For the contracts that will be capitalised as per 1 January 2019, the estimated impact on the income statement will be as follows:

Income statement	Estimated IFRS16 impact	Remarks
Revenue	(52)	The decrease in revenue (income from subleases) is fully offset by a decrease in expenses on the head leases (relates primarily to The Netherlands and Belgium).
Excise tax expense	—
Net revenue	(52)
Other income	—
Raw materials, consumables and services	259	A decrease in raw materials, consumables and services, as a result of the shift of operating lease expenses to depreciation and interest.
Personnel expenses	—
Amortisation, depreciation and impairments	(186)	An increase in depreciation, amortisation and impairments, as a result of depreciation of the Right-of-Use Assets.
Total other expenses	73
Operating profit	21
Net finance expenses	(40)	An increase in net finance expenses as a result of the unwinding of the discount on lease liabilities and accretion of interest on lease receivables.
Share of profit of associates and joint ventures	—
Profit before income tax	(19)
Income tax expense	5
Profit	(14)

For the contracts that will be capitalised as per 1 January 2019, the impact on the cash flow statement is estimated to be:

•	An increase of €0.2 billion on cash flows from operating activities (and free operating cash flow) and a corresponding decrease in cash flow from financing

•	The impact on net cash flow will be neutral

It is expected that the actual impact on the financial statements in 2019 will be different as a result of:

•	The finalisation of the validation of completeness and accuracy of the identified contracts

•	The finalisation of the identification of embedded leases

New lease contracts to be entered into in 2019

Reconciliation of the off-balance sheet commitments with the estimated impact

As at 31 December 2018, HEINEKEN reports a total off-balance sheet commitment for leases of €2.0 billion. The difference between the estimated opening balance sheet impact of €1.2 billion (lease liabilities) and the off balance sheet commitments is primarily due to low value and short term lease commitments, which are not included in the lease liability, and the impact of discounting of future lease payments. Refer to note 13.2 for more information of the off balance sheet commitments.

5.    General accounting policies

General

The accounting policies described in these consolidated financial statements have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of consolidation

The consolidated financial statements are prepared as a consolidation of the financial statements of the Company and its subsidiaries. Subsidiaries are entities controlled by HEINEKEN. HEINEKEN controls an entity when it has power over the investee, is exposed or has the right to variable returns from its involvement with that entity and has the ability to affect those returns through its power over the entity. Control is generally obtained by ownership of more than 50% of the voting rights.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by HEINEKEN.

On consolidation, intra-HEINEKEN balances and transactions, and any unrealised gains and losses or income and expenses arising from intra-HEINEKEN transactions, are eliminated. Unrealised gains arising from transactions with associates and JVs (refer note 10.3) are eliminated against the investment to the extent of HEINEKEN’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

5.    General accounting policies continued

(b) Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of HEINEKEN entities using the exchange rates at transaction date. Receivables, payables and other monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the exchange rates at the balance sheet date. Resulting foreign currency differences are recognised in the income statement, except for foreign currency differences arising on retranslation of Fair Value through Other Comprehensive Income (FVOCI) investments and financial liabilities designated as a hedge of a net investment, which are recognised in other comprehensive income.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured at cost are translated into the functional currency at the exchange rate at transaction date.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, and of intercompany loans with a permanent nature (quasi-equity) are translated to Euro at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Euro at exchange rates approximating to the exchange rates ruling at the dates of the transactions, except for foreign operations in hyperinflationary economies. In 2018 HEINEKEN did not have any significant foreign operations in hyperinflationary economies.

Foreign currency differences are recognised in other comprehensive income and are presented within equity in the translation reserve. However, if the operation is not a wholly owned subsidiary, the relevant proportionate share of the translation difference is allocated to the non-controlling interests. The cumulative amount in the translation reserve is (either fully or partly) reclassified to the income statement upon disposal (either fully or partly) or liquidation.

Exchange rates of key currencies

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

In €	Year-end 2018	Year-end 2017%		Average 2018	Average 2017%
Brazilian Real (BRL)	0.2250	0.2517	(10.6)	0.2322	0.2774	(16.3)
Great Britain Pound (GBP)	1.1179	1.1271	(0.8)	1.1303	1.1410	(0.9)
Mexican Peso (MXN)	0.0446	0.0425	4.9	0.0440	0.0469	(6.2)
Nigerian Naira (NGN)	0.0024	0.0025	(4.0)	0.0024	0.0027	(11.1)
Polish Zloty (PLN)	0.2327	0.2398	(3.0)	0.2347	0.2349	(0.1)
Russian Ruble (RUB)	0.0125	0.0144	(13.2)	0.0135	0.0152	(11.2)
Singapore Dollar (SGD)	0.6414	0.6241	2.8	0.6279	0.6417	(2.2)
United States Dollar (USD)	0.8734	0.8338	4.7	0.8466	0.8854	(4.4)
Vietnamese Dollar in 1,000 (VND)	0.0376	0.0367	2.5	0.0368	0.0389	(5.4)

In €	Year-end 2017	Year-end 2016%		Average 2017	Average 2016%
Brazilian Real (BRL)	0.2517	0.2915	(13.7)	0.2774	0.2592	7.0
Great Britain Pound (GBP)	1.1271	1.1680	(3.5)	1.1410	1.2209	(6.5)
Mexican Peso (MXN)	0.0425	0.0463	(8.2)	0.0469	0.0484	(3.1)
Nigerian Naira (NGN)	0.0025	0.0030	(16.7)	0.0027	0.0036	(25.0)
Polish Zloty (PLN)	0.2398	0.2260	6.1	0.2349	0.2292	2.5
Russian Ruble (RUB)	0.0144	0.0156	(7.7)	0.0152	0.0135	12.6
Singapore Dollar (SGD)	0.6241	0.6564	(4.9)	0.6417	0.6547	(2.0)
United States Dollar (USD)	0.8338	0.9487	(12.1)	0.8854	0.9036	(2.0)
Vietnamese Dollar in 1,000 (VND)	0.0367	0.0417	(12.0)	0.0389	0.0404	(3.7)

(c) Cash flow statement

The cash flow statement is prepared using the indirect method. Assets and liabilities acquired as part of a business combination are included in investing activities (net of cash acquired). Dividends paid to shareholders are included in financing activities. Dividends received are classified as operating activities, as well as interest paid.

(d) Offsetting financial instruments

If HEINEKEN has a legal right to offset financial assets with financial liabilities and if HEINEKEN intends either to settle on a net basis or to realise the asset and settle the liability simultaneously, financial assets and liabilities are presented in the statement of financial position as a net amount.

6.	Operating activities

6.1	Operating segments

HEINEKEN distinguishes five reportable segments: Europe, Americas, Africa, Middle East & Eastern Europe, Asia Pacific and Head Office & Other/eliminations. In below table information is provided about these reportable segments:

		Europe			Americas			Africa, Middle East & Eastern Europe			Asia Pacific			Head Office & Other/ eliminations			Consolidated
In millions of €	Note	2018	2017*	2016*	2018	2017*	2016*	2018	2017*	2016*	2018	2017*	2016*	2018	2017*	2016*	2018	2017*	2016*
Net revenue (beia)[1]		10,348	9,991	9,880	6,781	6,312	5,239	3,051	3,028	3,172	2,919	2,922	2,828	(628)	(624)	(604)	22,471	21,629	20,515

Third party revenue[2]		12,351	11,869	11,827	6,928	6,486	5,438	3,724	3,666	3,744	3,701	3,726	3,614	107	96	95	26,811	25,843	24,718
Interregional revenue		702	687	690	27	28	3	—	1	3	3	2	3	(732)	(718)	(699)	—	—	—

Revenue		13,053	12,556	12,517	6,955	6,514	5,441	3,724	3,667	3,747	3,704	3,728	3,617	(625)	(622)	(604)	26,811	25,843	24,718
Excise tax expense[3]		(2,705)	(2,595)	(2,637)	(174)	(202)	(202)	(673)	(639)	(575)	(785)	(797)	(789)	(3)	(1)	—	(4,340)	(4,234)	(4,203)

Net revenue		10,348	9,961	9,880	6,781	6,312	5,239	3,051	3,028	3,172	2,919	2,931	2,828	(628)	(623)	(604)	22,471	21,609	20,515
Other income	6.2	28	134	39	19	5	12	2	2	1	4	—	1	22	—	(7)	75	141	46
Operating profit		1,235	1,338	1,208	1,009	1,003	883	211	326	38	779	844	710	(97)	(159)	(84)	3,137	3,352	2,755
Net finance expenses	11.1																(495)	(519)	(493)
Share of profit of associates and joint ventures	10.3	15	(11)	13	124	20	69	37	44	49	38	22	19	(4)	—	—	210	75	150
Income tax expense	12.1																(757)	(755)	(673)
Profit																	2,095	2,153	1,739
Attributable to:
Shareholders of the Company (net profit)																	1,903	1,935	1,540
Non-controlling interests																	192	218	199
Operating profit reconciliation
Operating profit		1,235	1,338	1,208	1,009	1,003	883	211	326	38	779	844	710	(97)	(159)	(84)	3,137	3,352	2,755
Eia[1]		217	33	53	169	185	138	200	62	338	164	118	217	(19)	9	37	731	407	785
Operating profit (beia)[1]		1,452	1,371	1,261	1,178	1,188	1,023	411	388	376	943	962	927	(116)	(150)	(47)	3,868	3,759	3,540

*	Restated to reflect the change in accounting policy on Revenue from Contracts with Customers (IFRS 15). Refer to note 4 for further details.
[1]	Note that this is a non-GAAP measure.
[2]	Includes other revenue of €389 million in 2018, €361 million in 2017 and €343 million in 2016.
[3]

Next to the €4,340 million of excise tax expense included in revenue (2017: €4,234 million, 2016: €4,203 million), €1,568 million of excise tax expense is collected on behalf of third parties and excluded from revenue (2017: €1,415 million, 2016: €1,261 million).

6.    Operating activities continued

		Europe			Americas			Africa, Middle East & Eastern Europe			Asia Pacific			Head Office & Other/eliminations			Consolidated
In millions of €	Note	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Current segment assets		2,816	2,793	2,898	2,371	2,331	2,003	1,356	1,146	1,303	1,487	1,226	1,150	1,359	1,000	826	9,389	8,496	8,180
Non-current segment assets		11,382	11,364	10,047	7,981	7,787	5,854	2,299	2,316	2,620	7,368	7,525	8,668	894	935	775	29,924	29,927	27,964
Investments in associates and joint ventures		296	217	162	909	829	1,203	213	219	221	590	575	552	13	1	27	2,021	1,841	2,165
Total segment assets		14,494	14,374	13,107	11,261	10,947	9,060	3,868	3,681	4,144	9,445	9,326	10,370	2,266	1,936	1,628	41,334	40,264	38,309
Unallocated assets																	622	770	1,012
Total assets																	41,956	41,034	39,321

Segment liabilities		4,760	4,814	4,804	2,542	2,483	1,383	1,386	1,088	1,154	1,093	900	864	1,116	1,790	2,110	10,897	11,075	10,315
Unallocated liabilities																	15,519	15,438	14,433
Total equity																	15,540	14,521	14,573
Total equity and liabilities																	41,956	41,034	39,321

Purchase of P,P&E	8.2	590	537	533	546	615	502	434	361	436	253	163	281	13	20	5	1,836	1,696	1,757
Acquisition of goodwill	8.1	10	2	6	(23)	907	4	29	1	4	7	9	11	—	—	—	23	919	25
Purchases of intangible assets	8.1	47	42	40	31	20	22	8	8	9	9	2	5	72	66	33	167	138	109
Depreciation of P,P&E	8.2	(510)	(496)	(487)	(273)	(266)	(230)	(237)	(261)	(299)	(122)	(134)	(131)	(13)	(15)	(16)	(1,155)	(1,172)	(1,163)
(Impairment) and reversal of impairment of P,P&E	8.2	—	1	11	—	—	10	(133)	4	(276)	—	14	(19)	—	—	—	(133)	19	(274)
Amortisation intangible assets	8.1	(56)	(57)	(60)	(131)	(116)	(97)	(8)	(8)	(9)	(159)	(174)	(181)	(30)	(25)	(21)	(384)	(380)	(368)
(Impairment) and reversal of impairment of intangible assets	8.1	—	—	—	—	—	—	(21)	—	(1)	—	11	(11)	—	—	—	(21)	11	(12)

6.    Operating activities continued

Reconciliation of segment profit or loss

The table below presents the reconciliation of operating profit before exceptional items and amortisation of acquisition-related intangibles (operating profit beia) to profit before income tax.

In millions of €	2018	2017	2016
Operating profit (beia)	3,868	3,759	3,540
Amortisation of acquisition-related intangible assets included in operating profit	(311)	(302)	(315)
Exceptional items included in operating profit	(420)	(105)	(470)
Share of profit of associates and joint ventures	210	75	150
Net finance expenses	(495)	(519)	(493)
Profit before income tax	2,852	2,908	2,412

The 2018 exceptional items and amortisation of acquisition-related intangibles in operating profit amounts to €731 million (2017: €407 million, 2016: €785 million). This amount consists of:

•	€311 million (2017: €302 million, 2016: €315 million) of amortisation of acquisition-related intangibles recorded in operating profit.

•

€420 million (2017: €105 million, 2016: €470 million) of exceptional items recorded in operating profit, of which nil in revenue (2017: €20 million, 2016: nil), €122 million of restructuring expenses (2017: €93 million, 2016: €80 million), €183 million of impairments mainly in the Democratic Republic of Congo (DRC) (2017: €19 million of reversal of impairments, 2016: €316 million impairment loss of which €286 million related to The Democratic Republic of Congo), €24 million of acquisition and integration costs (2017: €72 million, 2016: €8 million), €4 million net gain on disposals (2017: €71 million net gain mainly from the sale of non-beer and cider wholesale operations in the Netherlands, 2016: nil) and €95 million of other exceptional expenses (2017: €10 million which included exceptional benefits of €58 million, 2016: €66 million ).

Accounting estimates and judgements

Due to the complexity and variety in tax legislations, significant judgement is applied in the assessment whether excise tax expenses are borne by HEINEKEN or collected on behalf of a third party.

HEINEKEN makes estimates when determining discount accruals in revenue at year-end, specifically for conditional discounts. Refer to note 7.3 for more explanation on how discount accruals are estimated.

Accounting policies

Segment reporting

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

The first four reportable segments as presented in the segmentation tables are HEINEKEN’s business regions. These business regions are each managed separately by a Regional President, who reports to the Executive Board, and is directly accountable for the functioning of the segment’s assets, liabilities and results. The Head Office operating segment falls directly under the responsibility of the Executive Board. The Executive Board reviews the performance of the segments based on internal management reports on a monthly basis.

Segment results, assets and liabilities that are reported to the Executive Board include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated result items comprise net finance expenses and income tax expenses. Unallocated assets mainly comprise deferred tax assets.

Segment capital expenditure is the total cost incurred during the period to acquire P,P&E and intangible assets other than goodwill.

Performance is measured based on operating profit (beia), as included in the internal management reports that are reviewed by the Executive Board. Beia stands for ‘before exceptional items and amortisation of acquisition-related intangibles’. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. Exceptional items include, amongst others, impairments (and reversal of impairments) of goodwill and fixed assets, gains and losses from acquisitions and disposals, redundancy costs following a restructuring, past service costs and curtailments, the tax impact on exceptional items and tax rate changes (the one-off impact on deferred tax positions). Operating profit and operating profit (beia) are not financial measures calculated in accordance with IFRS. Operating profit (beia) is used to measure performance as management believes that this measurement is the most relevant in evaluating the results of the segments. Beia adjustments are also applied on other metrics. The presentation of these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.

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

6.    Operating activities continued

Inter-segment transfers or transactions are determined on an arm’s length basis. As net finance expenses and income tax expenses are monitored on a consolidated level (and not on an individual regional basis) and regional presidents are not accountable for that, net finance expenses and income tax expenses are not provided for the reportable segments.

Revenue

The majority of HEINEKEN’s revenue is generated by the sale and delivery of products to customers. The product portfolio of HEINEKEN mainly consists of beer, soft drinks and cider. Products are mostly own-produced finished goods from HEINEKEN’s brewing activities, but also contain purchased goods for resale from HEINEKENs wholesale activities. HEINEKEN’s customer group can be split between on-trade customers like cafés, bars and restaurants and off-trade customers like retailers and wholesalers. Due to Heineken’s global footprint its revenue is exposed to strategic and financial risks that differs per region.

Revenue is recognised when control over products has transferred and HEINEKEN fulfilled its performance obligation to the customer. For the majority of the sales, control is transferred either at delivery of the products or upon pickup by the customer from HEINEKEN’s premises.

Revenue recognised is based on the price specified in the contract, net of returns, discounts, sales taxes and excise taxes collected on behalf of third parties.

Other revenues include rental income from pubs & bars, royalties, income from wholesale activities, pub management services and technical services to third parties. Royalties are sales-based and recognised in profit or loss (consolidated income statement) on an accrual basis in accordance with the relevant agreement. Rental income, income from wholesale activities, pub management services and technical services are recognised in profit or loss when the services have been delivered.

Discounts

HEINEKEN uses different types of discounts depending on the nature of the customer. Some discounts are unconditional, like cash discounts, early payment discounts and temporary promotional discounts. Unconditional discounts are recognised at the same moment of the related sales transaction.

HEINEKEN also provides conditional discounts to customers. These contractually agreed conditions include volume and promotional rebates. Conditional discounts are recognised based on estimated target realisation. The estimation is based on accumulated experience supported by historical and current sales information. A discount accrual is recognised at each reporting date for discounts payable to customers based on their expected or actual volume up to that date.

Other discounts include listing and shelving visibility fees charged by the customer whereby the payments to customers are closely related to the volumes sold. HEINEKEN assesses the substance of contracts with customers to determine the classification of payments to customers as either discounts or marketing expenses.

Discounts are accounted for as a reduction of revenue. Only when these payments to customers relate to a distinct service, the amount is classified as operating expense.

Excise tax expense

Local tax authorities impose multiple taxes, duties and fees. These include excise on sale or production of alcoholic beverages, environmental taxes on the use of certain raw materials or packaging materials, or the energy consumption in the production process. Excise duties are very common in the beverage industry, but levied differently amongst the countries HEINEKEN operates in. HEINEKEN performs a country by country analysis to assess whether the excise duty are sales-related or effectively a production tax. In most countries excise duties are effectively a production tax as excise duties become payable when goods are moved from bonded warehouses and is not based on the sales value. In these countries, increases in excise duty are not always (fully) passed on to customers and HEINEKEN cannot, or can only partly, reclaim the excise duty in the case products are eventually not sold to customers. Excise tax is borne by HEINEKEN for these countries and shown as expenses. Only for those countries where excise is levied at the moment of the sales transaction and excise is based on the sales value, the excise duties are collected on behalf of a tax authority and consequently deducted from revenue. Due to the complexity and variety in tax legislations, significant judgement is applied in the assessment whether taxes are borne by HEINEKEN or collected on behalf of a third party.

To provide full transparency on the impact of the accounting for excise, HEINEKEN presents the excise tax expense on a separate line below revenue in the consolidated income statement. A new subtotal called ‘Net revenue’ is added. This ‘Net revenue’ subtotal is ‘revenue’ as defined in IFRS 15 (after discounts) minus the excise tax expense for those countries where the excise is borne by HEINEKEN.

6.    Operating activities continued

6.2    Other income

Other income includes the gain from sale of P,P&E and intangible assets. It also includes gains from the sale of subsidiaries, joint ventures and associates. These transactions do not arise from contracts with customers and are therefore presented separately from revenue.

In millions of €	2018	2017	2016
Gain on sale of property, plant and equipment	31	20	38
Gain on sale of intangible assets	2	87	—
Gain on sale of subsidiaries, joint ventures and associates	42	34	8
	75	141	46

Accounting policies

Other income is recognised in profit or loss when control over the sold asset is transferred to the buyer. The amount recognised as other income equals the proceeds obtained from the buyer minus the carrying value of the sold asset.

6.3    Raw materials, consumables and services

In millions of €	2018	2017*	2016*
Raw materials	1,897	1,817	1,646
Non-returnable packaging	3,624	3,375	3,210
Goods for resale	1,533	1,592	1,524
Inventory movements	(43)	(130)	(54)
Marketing and selling expenses	2,494	2,533	2,492
Transport expenses	1,266	1,177	1,073
Energy and water	529	513	476
Repair and maintenance	527	509	475
Other expenses	2,140	1,875	1,884
	13,967	13,261	12,726

*	Restated to reflect the change in accounting policy on Revenue from Contracts with Customers (IFRS 15). Refer to note 4 for further details.

Other expenses mainly include rentals of €321 million (2017: €308 million, 2016: €302 million), consultant expenses of €192 million (2017: €169 million, 2016: €140 million), telecom and office automation of €239 million (2017: €227 million, 2016: €220 million), warehousing expenses of €187 million (2017: €172 million, 2016: €141 million), travel expenses of €158 million (2017: €162 million, 2016: €148 million) and other taxes of €56 million (2017: €33 million, 2016: €96 million).

Accounting policies

Expenses are recognised based on accrual accounting. This means that expenses are recognised when the product is received or the service is provided regardless of when cash outflow takes place.

6.4    Personnel expenses

The average number of full-time equivalent (FTE) employees, excluding contractors, in 2018 was 85,610(2017: 80,425, 2016: 73,525 FTE), divided per region as follows:

	2018	2017	2016
Europe	28,345	27,871	27,919
Americas	33,081	27,818	20,917
Africa, Middle East and Eastern Europe	13,974	14,475	15,193
Asia Pacific	10,210	10,261	9,496
	85,610	80,425	73,525

The increase in the Americas is mainly due to the full year inclusion of Brasil Kirin FTE’s. Within Europe 4,027 FTE are based in the Netherlands (2017: 3,998, 2016: 3,907 FTE).

HEINEKEN employees are granted with compensations such as salaries and wages, pensions (see note 9.1) and share-based payments (see note 6.5). Other personnel expenses include expenses for contractors of €168 million (2017: €153 million, 2016: €142 million) and restructuring costs for an amount of €111 million (2017: €82 million, 2016: €38 million). Restructuring provisions are disclosed in note 9.2.

In millions of €	2018	2017	2016
Wages and salaries	2,444	2,339	2,158
Compulsory social security contributions	386	364	333
Contributions to defined contribution plans	51	47	48
Expenses/(income) related to defined benefit plans	105	59	88
Expenses related to other long-term employee benefits	(9)	3	1
Equity-settled share-based payment plan	48	55	42
Other personnel expenses	724	683	593
	3,749	3,550	3,263

6.    Operating activities continued

Accounting policies

Personnel expenses are recognised when the related service is provided, for more details on accounting policies related to post-retirements obligations and share-based payments refer to note 9.1 and 6.5 respectively.

6.5    Share-based payments

HEINEKEN has the following share-based compensation plans: Long-term incentive plan, Matching share plan (as part of the Short term incentive plan) and Extraordinary share plan.

Long term incentive plan (LTIP)

HEINEKEN has a performance-based Long-term incentive plan (LTIP) for the Executive Board and senior management. Under this LTIP, share rights are conditionally awarded to participants on an annual basis. The vesting of these rights is subject to the performance of Heineken N.V. on specific internal performance conditions and continued service over a three calendar year period by the employee.

The performance conditions for LTIP are Organic Net Revenue growth, Organic EBIT beia growth, Earnings Per Share beia growth and Free Operating Cash Flow for LTIP 2016-2018. As per LTIP 2017-2019 Organic EBIT beia growth changed into Organic Operating Profit beia growth.

At target performance 100% of the awarded share rights vest. At threshold performance 50% of the awarded share rights vest and at maximum performance, 200% of the awarded share rights vest for the Executive Board as well as senior managers contracted by the US, Mexico, Brazil and Singapore, and 175% vest for all other senior managers. As from LTIP 2017-2019 the maximum performance is set at 200% for all senior managers.

The grant date, fair market value (FMV) at grant date, service period and vesting date for the aforementioned plans are visualised below:

6.    Operating activities continued

Ownership of the vested LTIP 2016-2018 shares will transfer to the Executive Board members shortly after publication of the annual results in 2019 and to senior management on 1 April 2019. The number of outstanding share rights and the movement over the year under the LTIP of senior management and Executive Board are as follows:

	Number of share rights 2018	Number of share rights 2017
Outstanding as at 1 January	2,266,642	1,873,347
Granted during the year	444,556	510,006
Forfeited during the year	(124,039)	(55,103)
Vested previous year	(699,032)	(802,381)
Performance adjustment	159,753	740,773
Outstanding as at 31 December	2,047,880	2,266,642

Share price as at 31 December	77.20	86.93

As HEINEKEN will withhold the payroll tax related to vesting on behalf of the individual employees, the number of Heineken N.V. shares to be received will be an after tax number. The share rights are not dividend-bearing during the performance period.

Other share-based compensation plans

Under the extraordinary share plans for senior management there were no shares granted in 2018 and 8,383 (gross) shares were vested in 2018. These extraordinary grants only have a service condition and vest between one and five years. The expenses relating to these additional grants are recognised in profit or loss during the vesting period. Expenses recognised in 2018 are €0.4 million (2017: €1.0 million, 2016 € 1.3 million).

Matching shares granted to the Executive Board are disclosed in note 13.3.

Personnel expenses

The total share-based compensation expenses that are recognised in 2018 amount to €48 million (2017: €55 million, 2016: €42 million).

In millions of €	Note	2018	2017	2016
Share rights granted in 2014				16
Share rights granted in 2015			18	12
Share rights granted in 2016		17	17	14
Share rights granted in 2017		18	20	—
Share rights granted in 2018		13	—	—
Total expense recognised in personnel expenses	6.4	48	55	42

Accounting estimates

The grant date fair value is calculated by adjusting the share price at grant date for estimated foregone dividends during the performance period, as the participants are not entitled to receive dividends during that period. The foregone dividends are estimated by applying HEINEKEN’s dividend policy on the latest forecasts of net profit (beia).

At each balance sheet date, HEINEKEN uses its latest forecasts to calculate the expected realisation on the performance targets per plan. The number of shares are adjusted to the new target realisation and HEINEKEN increases/decreases the total plan cost. The cumulative effect is recorded in the profit or loss, with a corresponding adjustment to equity.

Expenses related to employees that voluntarily leave HEINEKEN are reversed as they will not receive any shares from the LTIP. The expense calculation includes the estimated future forfeiture. HEINEKEN uses historical information to estimate this forfeiture rate.

Accounting policies

HEINEKEN’s share-based compensation plans are equity-settled share rights granted to the Executive Board and senior management.

The grant date fair value is calculated by deducting expected foregone dividends from the grant date during the performance period share price. The costs of the share plans are adjusted for expected performance and forfeiture and spread evenly over the service period.

Share-based compensation expenses are recorded in the profit or loss, with a corresponding adjustment to equity.

6.    Operating activities continued

6.6    Amortisation, depreciation and impairments

In millions of €	Note	2018	2017	2016
Property, plant and equipment	8.2	1,288	1,153	1,437
Intangible assets	8.1	405	369	380
Recycling of currency translation differences		—	65	—
		1,693	1,587	1,817

In 2017 HEINEKEN recycled the negative currency translation reserves relating to disposed subsidiaries to the consolidated income statement.

Accounting policies

Refer to note 8.1 for the accounting policy on impairments and amortisation and note 8.2 for the policy on depreciation.

6.7    Earnings per share

The calculation of earnings per share for the period ended 31 December 2018 is based on the profit attributable to the shareholders of the Company (net profit) and a weighted average number of ordinary shares outstanding (basic and diluted) during the year ended 31 December 2018.

In € per share (basic or diluted) for the period ended 31 December	2018	2017	2016
Basic earnings per share	3.34	3.39	2.70
Diluted earnings per share	3.34	3.39	2.70

Refer to the table below for the information used in the calculation of the basic and diluted earnings per share.

Weighted average number of shares – basic and diluted

	2018	2017	2016
Total number of shares issued	576,002,613	576,002,613	576,002,613
Effect of own shares held	(5,856,544)	(5,928,278)	(6,265,403)
Weighted average number of basic shares outstanding for the year	570,146,069	570,074,335	569,737,210
Dilutive effect of share-based payment plan obligations	517,563	577,776	633,182
Weighted average number of diluted shares outstanding for the year	570,663,632	570,652,111	570,370,392

Accounting policies

HEINEKEN presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year, adjusted for the weighted average number of own shares purchased or held in the year. Diluted EPS is determined by dividing the profit or loss attributable to shareholders by the weighted average number of ordinary shares outstanding, adjusted for the weighted average number of own shares purchased or held in the year and for the effects of all dilutive potential ordinary shares which comprise share rights granted to employees and the Executive Board.

7.    Working Capital

7.1    Inventories

Inventory balances includes raw and packaging materials, work in progress, spare parts and finished products.

In millions of €	2018	2017
Raw materials	351	316
Work in progress	228	234
Finished products	426	412
Goods for resale	323	311
Non-returnable packaging	230	204
Other inventories and spare parts	362	337
	1,920	1,814

During 2018 inventories were written down by €25 million to net realisable value (2017: (€14) million, 2016: €19 million).

Accounting policies

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on weighted average cost, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

7.2    Trade and other receivables

Trade and other receivables arise in the course of ordinary activities like the sale of inventory, proceeds for contract brewing or royalty fees.

In millions of €	2018	2017
Trade receivables	2,588	2,582
Other receivables	762	672
Trade receivables due from associates and joint ventures	8	23
Prepayments	382	399

	3,740	3,676

Trade and other receivables contain a net impairment loss of €38 million (2017: €13 million, 2016: €57 million) from contracts with customers, which is included in expenses for raw materials, consumables and services.

The ageing of the trade and other receivables (excluding prepayments) as per reporting date can be shown as follows:

	2018		Past due

In millions of €	Total	Not past due	0-30 days	31-120 days	> 120 days
Gross	3,795	2,480	472	275	568
Allowance	(437)	(38)	(5)	(44)	(350)
	3,358	2,442	467	231	218

	2017		Past due

In millions of €	Total	Not past due	0-30 days	31-120 days	> 120 days
Gross	3,730	2,477	487	255	511
Allowance	(453)	(46)	(19)	(42)	(346)
	3,277	2,431	468	213	165

7.    Working Capital continued

The movement in allowance for credit losses for trade and other receivables during the year was as follows:

In millions of €	2018	2017
Balance as at 1 January	453	448
Policy change	1	—
Changes in consolidation	1	55
Impairment loss recognised	42	105
Allowance used	(49)	(45)
Allowance released	(4)	(92)
Effect of movements in exchange rates	(7)	(18)
Balance as at 31 December	437	453

Accounting estimates

HEINEKEN determines on each reporting date the impairment of trade and other receivables using a model (e.g. flow rate method) which estimates the lifetime expected credit losses that will be incurred on these receivables. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. For more information on HEINEKEN’s credit risk exposure refer to note 11.5.

Accounting policies

Trade and other receivables are held by HEINEKEN in order to collect the related cash flows. These receivables are measured at fair value and subsequently at amortised cost minus any impairment losses. Trade and other receivables are derecognised by HEINEKEN when substantially all risks and rewards are transferred or if HEINEKEN does not retain control over the receivables.

7.3    Trade and other payables

In the ordinary course of business, payable positions arise towards suppliers of goods and services, as well as to other parties. The schedule below shows the different types of trade and other payables.

In millions of €	2018	2017
Trade payables	4,016	3,430
Accruals	1,334	1,344
Taxation and social security contributions	1,060	924
Interest	164	168
Dividends	19	30
Other payables	298	232
	6,891	6,128

Accounting estimates

HEINEKEN makes estimates in the determination of discount accruals, included in the accruals line. When discounts are provided to customers, these reduce the transaction price and consequently the revenue. The conditional discounts in revenue (refer to note 6.1) are estimated based on accumulated experience supported by historical and current sales information. Expected sales volumes are determined taking into account (historical) sales patterns and other relevant information. A discount accrual is recognised for expected volume and year-end discounts payable to customers in relation to sales made until the end of the reporting period.

Accounting policies

Trade and other payables are initially measured at fair value and subsequently at amortized cost. The trade payable is derecognised when the contractual obligation is either discharged, cancelled or expired.

7.    Working Capital continued

7.4    Returnable packaging materials

HEINEKEN uses returnable packaging materials such as glass bottles, crates and kegs in selling the finished products to the customer.

Returnable packaging materials

The majority of returnable packaging materials is classified as property, plant and equipment. The category other fixed assets in property, plant and equipment (refer to note 8.2) includes €882 million (2017: €816 million) of returnable packaging materials.

Returnable packaging deposit liability

In certain markets, HEINEKEN has the legal or constructive obligation to take back the materials from the market. A deposit value is generally charged upon sale of the finished product, which is paid back when the empty returnable packaging material is returned.

In millions of €	2018	2017
Returnable packaging deposits	569	607
	569	607

Accounting estimates

The main accounting estimate relating to returnable packaging materials is determining the returnable packaging materials in the market and the expected return thereof. This is based on circulation times and losses of returnable packaging materials in the market.

Accounting policies

Returnable packaging materials

Returnable packaging materials may be classified as property, plant and equipment or inventory. The classification mainly depends on whether the ownership gets transferred and whether HEINEKEN has the legal or constructive obligation to buy back the materials.

Refer to note 8.2 for the general accounting policy on property, plant and equipment. Specifically for returnable packaging materials, the estimated useful lives depend on the loss of the materials in the market as well as on HEINEKEN site.

Returnable packaging deposit liability

HEINEKEN recognises a deposit liability when a legal or constructive obligation exists to reimburse the customer for returnable packaging materials that are returned. The returnable packaging deposit liability is based on the estimated returnable packaging materials in the market, the expected return thereof and the deposit value.

8.    Non-current assets

8.1    Intangible assets

Intangible assets within HEINEKEN are mainly goodwill, brands and customer-related intangibles such as customer lists. The majority of intangible assets has been recognised by HEINEKEN as part of acquisitions. The table below shows the historical cost per asset class and the movements during the year which includes amortisation.

	2018							2017
In millions of €	Note	Goodwill	Brands	Customer- related intangibles	Contract-based intangibles	Software, research and development and other	Total	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Cost
Balance as at 1 January		11,612	4,689	2,334	1,095	782	20,512	11,436	4,391	2,443	1,122	676	20,068
Changes in consolidation and other transfers		23	43	6	6	24	102	919	656	112	86	9	1,782
Purchased/internally developed		—	4	—	7	156	167	—	3	10	—	125	138
Transfer (to)/from assets classified as held for sale	10.2	(59)	(4)	(65)	(79)	(1)	(208)	—	(3)	—	—	—	(3)
Disposals		—	(1)	(109)	(28)	(27)	(165)	(6)	(1)	(12)	—	(7)	(26)
Effect of movements in exchange rates		45	44	38	9	(3)	133	(737)	(357)	(219)	(113)	(21)	(1,447)
Balance as at 31 December		11,621	4,775	2,204	1,010	931	20,541	11,612	4,689	2,334	1,095	782	20,512

Amortisation and impairment losses
Balance as at 1 January		(407)	(738)	(959)	(270)	(468)	(2,842)	(407)	(656)	(908)	(264)	(409)	(2,644)
Changes in consolidation and other transfers		—	—	—	(9)	(23)	(32)	—	—	3	4	(20)	(13)
Amortisation charge for the year	6.6	—	(127)	(140)	(50)	(67)	(384)	—	(124)	(144)	(52)	(60)	(380)
Impairment losses	6.6	(20)	—	—	—	(1)	(21)	—	—	—	—	—	—
Reversal impairment losses	6.6	—	—	—	—	—	—	—	—	11	—	—	11
Transfer (to)/from assets classified as held for sale	10.2	—	4	20	32	1	57	—	—	—	—	—	—
Disposals		—	—	109	27	27	163	—	—	—	—	6	6
Effect of movements in exchange rates		—	(4)	(22)	1	2	(23)	—	42	79	42	15	178
Balance as at 31 December		(427)	(865)	(992)	(269)	(529)	(3,082)	(407)	(738)	(959)	(270)	(468)	(2,842)

Carrying amount
As at 1 January		11,205	3,951	1,375	825	314	17,670	11,029	3,735	1,535	858	267	17,424
As at 31 December		11,194	3,910	1,212	741	402	17,459	11,205	3,951	1,375	825	314	17,670

Goodwill impairment testing

For the purpose of impairment testing, goodwill in respect of Europe, the Americas (excluding Brazil) and Asia Pacific is allocated and monitored on a regional basis. For Brazil and subsidiaries within Africa, Middle East & Eastern Europe and Head Office, goodwill is allocated and monitored on an individual country basis. The total amount of goodwill of €11,194 million (2017: €11,205 million) is allocated to each (group of) Cash Generating Unit (CGU) as follows

8.    Non-current assets continued

In millions of €	2018	2017
Europe	4,721	4,720
The Americas (excluding Brazil)	2,201	2,109
Brazil	580	668
Africa, Middle East and Eastern Europe (aggregated)	335	346
Asia Pacific	2,877	2,882
Head Office	480	480
	11,194	11,205

The carrying amount is compared to the recoverable amount. The recoverable amounts of the (group of) CGUs are based on the higher of the fair value less costs of disposal and value in use calculations. For CGUs representing more than 95% of goodwill the recoverable amount is based on a value in use model. Value in use is determined by discounting the future cash flows generated from the continuing use of the unit using a pre-tax discount rate.

The key assumptions used for the value in use calculations are as follows:

•

Cash flows are projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period (except for Europe, where a further two-year period was applied) were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this period is justified due to the long-term development of the local beer business and past experiences.

•	The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.

•

Cash flows after the first ten-year (Europe five-year) period are extrapolated using a perpetual growth rate equal to the expected annual long-term inflation, in order to calculate the terminal recoverable amount.

•	A per CGU-specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

In %	Pre-tax WACC	Expected annual long-term inflation 2022- 2028	Expected volume growth rates 2022- 2028
Europe	9.5	1.9	1.0
The Americas (excluding Brazil)	12.4	3.0	3.2
Brazil	18.1	3.8	0.2
Africa, Middle East and Eastern Europe	19.2-33.8	3.7-11.1	(4.8)-1.7
Asia Pacific	15.1	4.0	3.1
Head Office	9.1	1.9	1.0

CGU’s for which the recoverable amount is based on a FVLCD model represent less than 5% of goodwill.

The outcome of these goodwill impairment tests in 2018 did not result in a material impairment loss (2017: nil, 2016: nil).

Sensitivity to changes in assumptions

The outcome of a sensitivity analysis of a 100 basis points adverse change in key assumptions (lower growth rates or higher discount rates respectively) did not result in a materially different outcome of the impairment test.

Brands, customer-related and contract-based intangibles

The main brands capitalised are the brands acquired in various acquisitions. The main customer-related and contract-based intangibles relate to customer relationships (constituted either by way of a contractual agreement or by way of non-contractual relations) and re-acquired rights.

Accounting estimates and judgements

The cash flow projections used in the value in use calculations for goodwill impairment testing contains various judgements and estimations as described in the key assumptions for the value in use calculations.

For intangible assets, other than goodwill, estimates are required to determine the (remaining) useful lives. Useful lives are determined based on the market position (for brands), estimated remaining useful life of the customer relationships or the period of the contractual arrangements, or estimates on technical and commercial developments (for software/development expenditure).

8.    Non-current assets continued

Amortisation is charged to profit or loss on a straight-line basis over the estimated useful life. HEINEKEN believes that straight-line depreciation most closely reflects the expected pattern of consumption of the future economic benefits embodied in the intangible asset.

Accounting policies

Goodwill

Goodwill represents the difference between the fair value of the net assets acquired and the transaction price of the acquisition. Goodwill arising on the acquisition of associates and joint ventures is included in the carrying amount of the associates and joint ventures.

Goodwill is measured at cost less accumulated impairment losses. Goodwill is allocated to individual or groups of CGUs for the purpose of impairment testing and is tested annually for impairment. Negative goodwill is recognised directly in profit or loss as other income. An impairment loss in respect of goodwill can not be reversed.

Brands, customer-related and contract-based intangibles

Brands, customer-related and contract-based intangibles acquired as part of a business combination are recognised at fair value. Otherwise they are recognised at cost and amortised over the estimated useful life of the individual brand, respectively over the remaining useful life of the customer relationships or the period of the contractual arrangements.

Strategic brands are well-known international/local brands with a strong market position and an established brand name.

Software, research and development and other intangible assets

Purchased software is measured at cost less accumulated amortisation. Expenditure on internally developed software is capitalised when the expenditure qualifies as development activities, otherwise it is recognised in profit or loss when incurred.

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge, is recognised in profit or loss when incurred.

Amortisation

Amortisation is calculated over the cost of the asset less its residual value. Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use. The estimated useful lives are as follows:

•	Strategic brands	40 - 50 years

•	Other brands	15 - 25 years

•	Customer-related and contract-based intangibles	5 - 30 years

•	Re-acquired rights	3 - 12 years

•	Software	3 - 7 years

•	Capitalised development costs	3 years

The amortisation method, useful lives and residual values are reassessed annually. Changes in useful lives or residual value are recognised prospectively.

Derecognition of intangible assets

Intangible assets are derecognised when disposed or sold. Gain on sale of intangibles are presented in profit or loss as other income (refer note 6.2); losses on sale are included in depreciation. Goodwill is derecognised when the related CGU is sold.

Impairment of non-financial assets

Each reporting date HEINEKEN reviews the carrying amounts of its non-financial assets (except for inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use. The cash-generating unit for other non-financial assets is often the operating company on country level. The recoverable amount of an asset or CGU is the higher of an asset’s fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or CGU.

An impairment loss is recognised in profit or loss if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are first allocated to goodwill and then to the other assets in the unit on a pro rata basis. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

8.    Non-current assets continued

8.2    Property, plant and equipment

Property, plant and equipment (P,P&E) are fixed assets that are owned by HEINEKEN, as well as the leased assets under a finance lease agreement. These assets are held for use in HEINEKEN’s operating activities. The assets are split into the asset classes of land & buildings, plant & machinery, other fixed assets and assets under constructions. The table below shows the historical cost per asset class and the movements during the year.

		2018					2017
In millions of €	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost
Balance as at 1 January		6,911	8,393	5,166	902	21,372	5,435	8,394	5,043	666	19,538
Changes in consolidation and other transfers		5	74	12	2	93	1,611	257	150	92	2,110
Purchases		36	74	396	1,330	1,836	73	119	372	1,132	1,696
Transfer of completed projects under construction		314	615	315	(1,244)	—	197	425	284	(906)	—
Transfer (to)/from assets classified as held for sale		(89)	(108)	(31)	—	(228)	(17)	(9)	(6)	—	(32)
Disposals		(132)	(105)	(517)	(1)	(755)	(145)	(185)	(386)	(16)	(732)
Effect of movements in exchange rates		(67)	(71)	3	9	(126)	(243)	(608)	(291)	(66)	(1,208)
Balance as at 31 December		6,978	8,872	5,344	998	22,192	6,911	8,393	5,166	902	21,372

Depreciation and impairment losses
Balance as at 1 January		(2,089)	(4,706)	(3,460)	—	(10,255)	(2,170)	(4,733)	(3,403)	—	(10,306)
Changes in consolidation and other transfers		—	(64)	(6)	—	(70)	33	(15)	(28)	—	(10)
Depreciation charge for the year	6.6	(161)	(416)	(578)	—	(1,155)	(163)	(438)	(571)	—	(1,172)
Impairment losses	6.6	(29)	(89)	(15)	—	(133)	—	—	—	—	—
Reversal impairment losses	6.6	—	—	—	—	—	11	6	2	—	19
Transfer to/(from) assets classified as held for sale		10	33	24	—	67	6	4	2	—	12
Disposals		82	100	505	—	687	112	197	362	—	671
Effect of movements in exchange rates		9	26	(9)	—	26	82	273	176	—	531
Balance as at 31 December		(2,178)	(5,116)	(3,539)	—	(10,833)	(2,089)	(4,706)	(3,460)	—	(10,255)

Carrying amount
As at 1 January		4,822	3,687	1,706	902	11,117	3,265	3,661	1,640	666	9,232
As at 31 December		4,800	3,756	1,805	998	11,359	4,822	3,687	1,706	902	11,117

8.    Non-current assets continued

Land and buildings include the breweries and offices of HEINEKEN as well as stores, pubs and bars. The plant and machinery asset class contains all the assets needed in HEINEKEN’s brewing, packaging and filling activities. Other fixed assets mainly consists of returnable packaging materials, commercial fixed assets and furniture, fixtures and fittings. Refer to note 7.4 for further information on returnable packaging materials that are included in this category.

Impairment losses

In 2018 an impairment of property, plant and equipment of €133 million was charged to profit or loss (2017: nil, 2016: €295 million), mainly relating to The Democratic Republic of Congo (DRC), which is part of the Africa, Middle East and Eastern Europe segment. A decrease of the expected market volume growth in the DRC resulted in an impairment of assets. The determination of the recoverable amount of these assets is based on a value in use (VIU) valuation, which is based on a discounted ten-year cash flow forecast. The key assumptions used to determine the cash flows are based on market expectations and management’s best estimates. See the table below for the key assumptions:

in %	2019-2028	After that
Sales volume growth (CAGR)	(1.7)	—
Inflation	10.1	10.1
Discount rate - pre tax	20.1	20.1

In 2016 impairment losses of €295 million were charged to profit or loss. These impairment losses were mainly related to The Democratic Republic of Congo (DRC), which is part of the Africa, Middle East and Eastern Europe segment. A slowdown of the expected future economic growth in DRC due to lower commodity prices, power constraints and lower investments and consumption resulting from political uncertainties, resulted in an impairment of assets in the cash generating unit (CGU). The determination of the recoverable amount of these assets was based on a fair value less costs of disposal (FVLCD) valuation. The FVLCD was based on a discounted ten-year cash flow forecast (level 3). The key assumptions used to determine the cash flows are based on market expectations and management’s best estimates. See the table below for the key assumptions used for the impairment in DRC in 2016:

in %	2017-2026	After that
Sales volume growth (CAGR)	3.4	—
Cost inflation	4.0	4.0
Discount rate - post tax	16.0	16.0

Accounting estimates and judgements

Estimates are required to determine the (remaining) useful lives of fixed assets. Useful lives are determined based on an asset’s age, the frequency of its use, repair and maintenance policy, technology changes in production and expected restructurings.

HEINEKEN estimates the expected residual value per asset item. The residual value is the higher of the expected sales prices or the scrap value. The residual value is estimated based on recent market transaction of similar sold items or on its material scrap value.

Depreciation is charged to profit or loss on a straight-line basis over the estimated useful lives of items of P,P&E. HEINEKEN believes that straight-line depreciation most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Accounting policies

A fixed asset is recognised when it is probable that future economic benefits associated with the P,P&E item will flow to HEINEKEN and when the cost of the P,P&E can be reliably measured. The majority of the P,P&E of HEINEKEN are owned assets, rather than leased assets.

P,P&E are recognised at historical cost less accumulated depreciation and impairment losses. Historical cost include all cost directly attributable to the purchase of an asset. The cost of self-constructed assets include all directly attributable costs to make the asset ready for its intended use. Spare parts that meet the definition of P,P&E are capitalised as such and accounted for accordingly. If spare parts do not meet the recognition criteria of P,P&E, they are either carried in inventory or consumed and recorded in profit or loss.

Subsequent costs are capitalized only when it is probable that the expenses will lead to future economic benefits and can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

For the contractual commitments on ordered P,P&E refer to note 13.2.

Depreciation and impairments

Depreciation is calculated using the straight-line method, based on the estimated useful life of the asset class. The estimated useful lives of the main asset classes are as follows:

•	Buildings	30 - 40 years

•	Plant and equipment	10 - 30 years

•	Other fixed assets	3 - 10 years

8.    Non-current assets continued

Land and assets under construction are not depreciated. When assets under construction are ready for its intended use, they are transferred to the relevant category and depreciation starts. All other P,P&E items are depreciated over their estimated useful live to the asset’s residual value.

The depreciation method, residual value and useful lives are reassessed annually. Changes in useful lives or residual value are recognised prospectively.

HEINEKEN reviews whether impairment triggers exists on cash generating unit (CGU) level. When a triggering event exist, assets are tested for impairment, refer to note 8.1.

Derecognition

P,P&E is derecognised when it is scrapped or sold. Gains on sale of P,P&E are presented in profit or loss as other income (refer note 6.2); losses on sale are included in depreciation.

8.3    Loans and advances to customers

Loans and advances to customers are inherent to HEINEKEN’s business model. Loans to customers are repaid in cash on fixed dates while the settlement of advances to customers are linked to the sales volume of the customer. Loans and advances to customers are usually backed by a collateral such as properties.

In millions of €	2018	2017
Loans to customers	52	54
Advances to customers	289	277
Loans and advances to customers	341	331

The movement in allowance for impairment losses for loans and advances to customers during the year was as follows:

In millions of €	2018	2017
Balance as at 1 January	145	132
Policy changes	(2)	—
Impairment loss recognised	5	8
Allowance used	(11)	(2)
Allowance released	—	(8)
Effect of movements in exchange rates	1	(1)
Other	(3)	16
Balance as at 31 December	135	145

A net impairment loss of €5 million (2017: nil, 2016: €7 million gain) in respect of trade and other receivables was charged to profit or loss.

Accounting estimates

HEINEKEN determines on each reporting date the impairment of loans and advances to customers using an expected credit loss model which estimates the credit losses over 12 months. Only in case a significant increase in credit risk occurs (e.g. more than 30 days overdue, change in credit rating, payment delays in other receivables from the customer) the credit losses over the lifetime of the asset are incurred. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. For more information on HEINEKEN’s credit risk exposure refer to note 11.5.

Accounting policies

Loans and advances to customers are measured at fair value and subsequently at amortized cost minus any impairment losses.

8.    Non-current assets continued

8.4    Other non-current assets

Other non-current assets mainly consist of Fair Value through Other Comprehensive Income (FVOCI) investments, prepayments and other receivables with a duration longer than 12 months.

In millions of €	Note	2018	2017
Fair value through OCI investments*		501	481
Non-current derivatives	11.6	35	36
Loans to joint ventures and associates		9	3
Long-term prepayments		330	346
Other receivables		209	193
Other non-current assets		1,084	1,059

*	In 2017 these investments were classified as available-for-sale investments.

The FVOCI investments primarily consist of equity securities. HEINEKEN designates these investments as FVOCI as these are not held for trading purposes. As per 31 December 2018 the investment of ¤331 million (2017: €300 million) in the Saigon Alcohol Beer and Beverages Corporation (‘SABECO’, Vietnam), is the main FVOCI equity investment.

The other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian authorities on which interest is calculated in accordance with Brazilian legislation. Collection of this receivable is expected to be beyond a period of five years. A part of the aforementioned receivables qualifies for indemnification towards FEMSA which are provided for.

Sensitivity analysis – equity securities

An increase or decrease of 1% in the share price of the equity securities at the reporting date would not have a material impact.

Accounting estimates

For other receivables HEINEKEN determines on each reporting date the impairment using an expected credit loss model which estimates the credit losses over 12 months. Only in case a significant increase in credit risk occurs (e.g. more than 30 days overdue, change in credit rating, payment delays in other receivables from the customer) the credit losses over the lifetime of the asset are incurred. Individually significant other receivables are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. For more information on HEINEKEN’s credit risk exposure refer to 11.5.

Accounting policies

Fair value through OCI investments

HEINEKEN’s investments in equity securities are classified as fair value through other comprehensive income (OCI). These investments are interests in entities where HEINEKEN has less than significant influence. This is generally the case by ownership of less than 20% of the voting rights.

Fair value through OCI investments are measured at fair value (refer to note 13.1). The fair value changes are recognised in OCI and presented within equity in the fair value reserve. Dividend income and foreign exchange gains and losses are recognised in profit or loss.

Non-current derivatives

Please refer to the accounting policies on derivative financial instruments in note 11.6.

Other

The remaining non-current assets as presented in the table above are initially measured at fair value and subsequently at amortized cost minus any impairment losses.

9.    Provisions and contingent liabilities

9.1    Post-retirement obligations

HEINEKEN makes contributions to pension plans that provide pension benefits to (former) employees upon retirement, both via defined benefit as well as defined contribution plans. Other long term employee benefits include long-term bonus plans, termination benefits, medical plans and jubilee benefits. Refer to note 6.4 for the contribution to defined contribution plans. This note will relate to HEINEKEN’s defined benefit pension plans. Refer to the table below for the present value of the defined benefit plans as at 31 December.

In millions of €	2018	2017
Present value of unfunded defined benefit obligations	251	296
Present value of funded defined benefit obligations	8,260	8,792
Total present value of defined benefit obligations	8,511	9,088
Fair value of defined benefit plan assets	(7,682)	(7,908)
Present value of net obligations	829	1,180
Asset ceiling items	51	19
Defined benefit plans included under non-current assets	7	10
Recognised liability for defined benefit obligations	887	1,209
Other long-term employee benefits	67	80
	954	1,289

The vast majority of benefit payments are from pension funds that are held in trusts (or equivalent); however, there is a small portion where HEINEKEN fulfills the benefit payment obligation as it falls due. Plan assets held in trusts are governed by Trustee Boards composed of HEINEKEN representatives and independent and/or member representation, in accordance with local regulations and practice in each country. The relationship and division of responsibility between HEINEKEN and the Trustee Board (or equivalent) including investment decisions and contribution schedules are carried out in accordance with the plan’s regulations.

The defined benefit pension plans in the Netherlands and the United Kingdom represent the majority of the total defined benefit plan assets and the present value of the defined benefit obligations. Refer to the table below for the split of these plans in the total present value of the net obligations of HEINEKEN.

	2018	2017	2018	2017	2018	2017	2018	2017
In millions of €	UK	UK	NL	NL	Other	Other	Total	Total
Total present value of defined benefit obligations	3,611	4,002	3,587	3,729	1,313	1,357	8,511	9,088
Fair value of defined benefit plan assets	(3,276)	(3,449)	(3,488)	(3,546)	(918)	(913)	(7,682)	(7,908)
Present value of net obligations	335	553	99	183	395	444	829	1,180

Defined benefit plan in the Netherlands

HEINEKEN provides employees in the Netherlands with an average pay pension plan based on earnings up to the legal tax limit. Indexation of accrued benefits is conditional on the funded status of the pension fund. HEINEKEN pays contributions to the fund up to a maximum level agreed with the Board of the pension fund and has no obligation to make additional contributions in case of a funding deficit. In 2018, HEINEKEN’s cash contribution to the Dutch pension plan was at the maximum level. The same level is expected to be paid in 2019.

Defined benefit plan in the United Kingdom

HEINEKEN’s UK plan (Scottish & Newcastle pension plan ‘SNPP’) was closed to future accrual in 2011 and the liabilities thus relate to past service before plan closure. Based on the triennial review finalised in early 2016, HEINEKEN has renewed the funding plan (until 31 May 2023) including an annual Company deficit reduction contribution of GBP39.2 million in 2018, thereafter increasing with GBP1.7 million per year. By the end of 2018 an agreement was reached with the UK pension fund Trustees on a more conservative longer term funding approach toward 2030. This agreement will be formalised during 2019 and leads to a gradual decrease of investment risk. The current schedule of deficit recovery payments until May 2023 will remain in place. As of June 2023 deficit recovery payments will be conditional on the funding position of the pensions fund and will be capped on the current contribution level.

9.    Provisions and contingent liabilities continued

Defined benefit plans in other countries

In a few other countries HEINEKEN offers defined benefit plans, which are individually not significant to HEINEKEN. The majority of these plans are closed for new participants.

Movement in net defined benefit obligation

The movement in the net defined benefit obligation over the year is as follows:

		Present value of defined benefit obligations		Fair value of defined benefit plan assets		Present value of net obligations
In millions of €	Note	2018	2017	2018	2017	2018	2017
Balance as at 1 January		9,088	9,170	(7,908)	(7,815)	1,180	1,355
Included in profit or loss
Current service cost		88	85	—	—	88	85
Past service cost/(credit)		14	5	—	—	14	5
Administration expense		—	—	4	4	4	4
Effect of any settlement		(1)	(35)	—	—	(1)	(35)
Expense recognised in personnel expenses	6.4	101	55	4	4	105	59
Interest expense/(income)	11.1	197	196	(166)	(163)	31	33
		298	251	(162)	(159)	136	92
Included in OCI
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from
Demographic assumptions		(177)	79	—	—	(177)	79
Financial assumptions		(329)	190	—	—	(329)	190
Experience adjustments		9	(31)	—	—	9	(31)
Return on plan assets excluding interest income		—	—	174	(327)	174	(327)
Effect of movements in exchange rates		(10)	(200)	9	165	(1)	(35)
		(507)	38	183	(162)	(324)	(124)
Other
Changes in consolidation and reclassification		6	42	17	(49)	23	(7)
Contributions paid:
By the employer		—	—	(170)	(136)	(170)	(136)
By the plan participants		21	23	(23)	(23)	(2)	—
Benefits paid		(395)	(385)	381	385	(14)	—
Settlements		—	(51)	—	51	—	—
		(368)	(371)	205	228	(163)	(143)
Balance as at 31 December		8,511	9,088	(7,682)	(7,908)	829	1,180

9.    Provisions and contingent liabilities continued

Defined benefit plan assets

	2018			2017
In millions of €	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Equity instruments:
Europe	815	—	815	985	—	985
Northern America	522	—	522	556	—	556
Japan	129	—	129	109	—	109
Asia other	60	—	60	122	—	122
Other	315	193	508	330	180	510
	1,841	193	2,034	2,102	180	2,282
Debt instruments:
Corporate bonds – investment grade	2,150	1,353	3,503	2,258	1,524	3,782
Corporate bonds – non-investment grade	223	507	730	240	476	716
	2,373	1,860	4,233	2,498	2,000	4,498
Derivatives	33	(537)	(504)	11	(1,333)	(1,322)
Properties and real estate	256	501	757	270	437	707
Cash and cash equivalents	196	(12)	184	626	3	629
Investment funds	523	239	762	675	244	919
Other plan assets	104	112	216	119	76	195
	1,112	303	1,415	1,701	(573)	1,128
Balance as at 31 December	5,326	2,356	7,682	6,301	1,607	7,908

The HEINEKEN pension funds monitor the mix of debt and equity securities in their investment portfolios based on market expectations. Material investments within the portfolio are managed on an individual basis. Through its defined benefit pension plans, HEINEKEN is exposed to a number of risks, the most significant are detailed below.

Risks associated with defined benefit plans

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

In the Netherlands, an Asset-Liability Matching (ALM) study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 38% equity securities, 40% bonds, 9.5% property and real estate and 12.5% other investments. The objective is to hedge currency risk on the US dollar, Japanese yen and British pound for 50% of the equity exposure in the strategic investment mix. The ALM study has been performed in 2018 and a new strategy mix will be implemented in 2019.

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

In the Netherlands, interest rate risk is partly managed through fixed income investments. These investments match the liabilities for 24.4% (2017: 22.9%). In the UK, interest rate risk is partly managed through the use of a mixture of fixed income investments and interest rate swap instruments. These investments and instruments match 34% of the interest rate sensitivity of the total liabilities (2017: 32%).

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

HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. In the UK, inflation is partly managed through the use of a mixture of inflation-linked derivative instruments. These instruments match 37% of the inflation-linked liabilities (2017: 35%).

9.    Provisions and contingent liabilities continued

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. This is particularly significant in the UK plan, where inflation-linked increases result in higher sensitivity to changes in life expectancy. In 2015, the Trustee of HEINEKEN UK’s pension plan implemented a longevity hedge to remove the risk of a higher increase in life expectancy than anticipated for the 2015 population of pensioners.

Principal actuarial assumptions as at the balance sheet date

Based on the significance of the Dutch and UK pension plans compared with the other plans, the table below only includes the major actuarial assumptions for those two plans as at 31 December:

	The Netherlands		UK*
In %	2018	2017	2018	2017
Discount rate as at 31 December	1.8	1.7	2.9	2.5
Future salary increases	2.0	2.0	—	—
Future pension increases	0.8	0.9	3.0	2.9

*	The UK plan closed for future accrual, leading to certain assumptions being equal to zero.

For the other defined benefit plans, the following actuarial assumptions apply at 31 December:

	Europe		Americas		Africa, Middle East & Eastern Europe
In %	2018	2017	2018	2017	2018	2017
Discount rate as at 31 December	1.0-2.9	0.7-4.5	7.0-12.9	7.0-8.0	1.8-15.5	1.7-14.5
Future salary increases	0.0-4.0	0.0-3.5	0.0-4.5	0.0-4.5	2.0-11.4	0.0-5.0
Future pension increases	0.0-3.0	0.0-1.5	0.0-3.5	0.0-3.5	0.0-5.0	0.0-2.6
Medical cost trend rate	0.0-4.5	0.0-4.5	0.0-12.2	0.0-7.5	0.0-0.0	0.0-5.0

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands, the rates are obtained from the ‘AG-Prognosetafel 2018’, fully generational. For the UK, the future mortality rates are obtained by applying the Continuous Mortality Investigation 2017 projection model.

The weighted average duration of the defined benefit obligation at the end of the reporting period is 17 years.

HEINEKEN expects the 2019 contributions to be paid for the defined benefit plans to be in line with 2018.

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	31 December 2018		31 December 2017
Effect in millions of €	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate (0.5% movement)	(686)	781	(738)	846
Future salary growth (0.25% movement)	48	(46)	15	(15)
Future pension growth (0.25% movement)	341	(316)	355	(302)
Medical cost trend rate (0.5% movement)	4	(3)	5	(5)
Life expectancy (1 year)	339	(341)	305	(302)

Accounting estimates

To make the actuarial calculations for the defined benefit plans, HEINEKEN needs to make use of assumptions for discount rates, future pension increases and life expectancy as described in this note. The actuarial calculations are made by external actuaries based on inputs from observable market data, such as corporate bond returns and yield curves to determine the discount rates used, mortality tables to determine life expectancy and inflation numbers to determine future salary and pension growth assumptions.

Accounting policies

Defined contribution plans

A defined contribution plan is a post-retirement plan for which HEINEKEN pays fixed contributions to a separate entity. HEINEKEN has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay out employees.

Defined benefit plans

A defined benefit plan is a post-retirement plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

9.    Provisions and contingent liabilities continued

HEINEKEN’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods; those benefits are discounted to determine its present value. The fair value of any defined benefit plan assets are deducted. The discount rate is the yield at balance sheet date on high-quality credit-rated bonds that have maturity dates approximating to the terms of HEINEKEN’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

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

9.2    Provisions

Provisions within HEINEKEN mainly relate to claims and litigation, that arise in the ordinary course of business. The outcome depends on future events, which are by nature uncertain.

In millions of €	Claims and litigation	Taxes	Restruc- turing	Onerous contracts	Other	Total
Balance as at 1 January 2018	403	498	104	56	87	1,148
Changes in consolidation	(9)	(26)	—	13	1	(21)
Provisions made during the year	91	29	102	31	34	287
Provisions used during the year	(3)	—	(64)	(28)	(13)	(108)
Provisions reversed during the year	(87)	(31)	(12)	(20)	(23)	(173)
Effect of movements in exchange rates	(42)	(34)	—	(3)	(1)	(80)
Unwinding of discounts	16	1	—	—	—	17
Transfer	(1)	(62)	—	—	3	(60)
Balance as at 31 December 2018	368	375	130	49	88	1,010

Non-current	355	322	80	32	57	846
Current	13	53	50	17	31	164

Claims and litigation

The provision for claims and litigation of €368 million mainly relates to civil and labour claims in Brazil.

Taxes

The provisions for taxes mainly relate to Brazil. Tax legislation in Brazil is highly complex and subject to interpretation, therefore the timing of the cash outflows for these provisions is uncertain.

Restructuring

The provision for restructuring of €130 million (2017: €104 million) mainly relates to restructuring programmes in Spain and the Netherlands.

Other provisions

Included are, among others, surety and guarantees provided of €47 million (2017: €42 million).

Accounting estimates

In determining the likelihood and timing of potential cash out flows, HEINEKEN needs to make estimates. For claims, litigation and tax provisions HEINEKEN basis its assessment on internal and external legal assistance and established precedents. For large restructurings, management assesses the timing of the costs to be incurred, which influences the classification as current or non-current liabilities.

Accounting policies

A provision is a liability of uncertain timing or amount. A provision is recognised when HEINEKEN has a present legal or constructive obligation as a result of past events that can be estimated reliably, and it is probable (> 50%) that an outflow of economic benefits will be required to settle the obligation. In case of accounting for business combinations, provisions are also recognised when the likelihood is less than probable, but more than remote (> 5%).

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, using a pre-tax rate that reflects the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as part of net finance expenses.

Restructuring

A provision for restructuring is recognised when HEINEKEN has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating losses are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

9.    Provisions and contingent liabilities continued

Onerous contracts

A provision for onerous contracts is recognised when the expected benefits to be received by HEINEKEN are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract, and the expected net cost of continuing with the contract. The latter takes into consideration any reasonably obtainable sub-leases for onerous lease contracts. Before a provision is established, HEINEKEN recognises any impairment loss on the assets associated with that contract.

9.3    Contingencies

HEINEKEN’s contingencies are mainly in the area of tax, civil cases (part of other contingencies) and guarantees.

Tax

The tax contingencies mainly relate to tax positions in Latin America and include a large number of cases with a risk assessment lower than probable but possible. Assessing the amount of tax contingencies is highly judgemental, and the timing of possible outflows is uncertain. The best estimate of tax related contingent liabilities is €937 million (2017: €897 million), out of which €171 million (2017: €170 million) qualifies for indemnification. For several other tax contingencies that were part of acquisitions, an amount of €369 million (2017: €382 million) has been recognised as provisions and other non current liabilities in the balance sheet (refer to note 9.2).

Other contingencies

The other contingencies relate to civil cases in Brazil. Management’s best estimate of the financial effect for these cases is €64 million (2017: €57 million). For the other contingencies that were part of acquisitions, an amount of €31 million (2017: €49 million) has been recognised as provisions in the balance sheet (refer to note 9.2).

Guarantees

	Less than 1			More than 5
In millions of €	Total 2018	year	1-5 years	years	Total 2017
Guarantees to banks for loans (to third parties)	325	46	268	11	307
Other guarantees	959	472	213	274	978
Guarantees	1,284	518	481	285	1,285

Guarantees to banks for loans relate to loans and advances to customers, which are given to external parties in the ordinary course of business of HEINEKEN. HEINEKEN provides guarantees to the banks to cover the risk related to these loans.

Accounting estimates and judgements

HEINEKEN operates in a high number of jurisdictions, and is subject to a wide variety of taxes per jurisdiction. Tax legislation can be highly complex and subject to interpretation. As a result, HEINEKEN is required to exercise significant judgement in the recognition of taxes payable and determination of tax contingencies.

Also for the other contingencies, HEINEKEN is required to exercise significant judgement to determine whether the risk of loss is possible but not probable. Contingencies involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.

Accounting policies

A contingent liability is a liability of uncertain timing and amount. Contingencies are not recognised in the balance sheet because the existence can only be confirmed by occurrence or non-occurrence of one or more uncertain future events not wholly within the control of HEINEKEN or because the risk of loss is estimated to be possible (>5%) but not probable (<50%) or because the amount cannot be measured reliably.

10.    Acquisitions, disposals and investments

10.1    Acquisitions and disposals

Acquisitions and disposals in 2018

During 2018 no significant acquisitions or disposals took place.

Prior year adjustments

During 2018 all the provisional accounting periods of the 2017 acquisitions have been closed without material adjustments.

10.2    Assets or disposal groups classified as held for sale

The assets and liabilities below are classified as held for sale following the commitment of HEINEKEN to a plan to sell these assets and liabilities. Efforts to sell these assets and liabilities have commenced and are expected to be completed within one year.

Assets held for sale and liabilities associated with assets classified as held for sale

In millions of €	2018	2017
Current assets	34	—
Property, plant and equipment	183	29
Intangible assets	153	3
Other non-current assets	31	1
Assets classified as held for sale	401	33

Current liabilities	(101)	(2)
Non-current liabilities	(31)	—
Liabilities associated with assets classified as held for sale	(132)	(2)

In 2018 the assets and liabilities held for sale mainly relate to HEINEKEN’s operating entities in China and Hong Kong. On 5 November 2018, HEINEKEN signed definitive agreements with China Resources Enterprise, Limited (‘CRE’) and China Resources Beer (Holdings) Co. Ltd. (‘CR Beer’) to create a strategic partnership. In the context of this partnership, the HEINEKEN operating entities in China and Hong Kong will be sold to CR Beer, for a total consideration of HK$2.4 billion, through a share sale transaction. The transaction is expected to close in 2019. The disposal group is included in reportable segment Asia Pacific in note 6.1.

Accounting estimates and judgements

HEINEKEN classifies assets or disposal groups as held for sale when they are available for immediate sale in its present condition and the sale is highly probable. HEINEKEN should be committed to the sale and it should be unlikely that the plan to sale will be withdrawn. This might be difficult to demonstrate in practice and involves judgement.

Accounting policies

Assets or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at the lower of their carrying amount and fair value less costs of disposal.

Intangible assets and P,P&E once classified as held for sale are not amortised or depreciated. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale.

10.3    Investments in associates and joint ventures

HEINEKEN has interests in a number of joint ventures and associates. The total carrying amount of these associates and joint ventures was €2,021 million as per 31 December 2018 (€1,841 million in 2017) and the total share of profit was €174 million in 2018 (€68 million in 2017, €150 million in 2016).

The investments in associates and joint ventures includes the interest of HEINEKEN in United Breweries Limited (UBL) in India. On 10 October 2018, officials from the Competition Commission of India visited UBL for their investigation in relation to allegations of price fixing and performed search of the premises and inquiries with certain officials of UBL at its registered office. As UBL has not received any demand order in respect of this matter and the investigation is ongoing, UBL deems it not practicable to estimate its potential financial effect, if any.

Summarised financial information for equity accounted joint ventures and associates

The following table includes, in aggregate, the carrying amount and HEINEKEN’s share of profit and OCI of joint ventures and associates (net of income tax):

	Joint ventures			Associates
In millions of €	2018	2017	2016	2018	2017	2016
Carrying amount of interests	1,748	1,612	2,022	273	229	144
Share of:
Profit or loss from continuing operations	192	43	124	18	32	26
Other comprehensive income	(37)	(13)	—	1	6	—
	155	30	124	19	38	26

10.    Acquisitions, disposals and investments continued

Accounting policies

Associates are those entities in which HEINEKEN has significant influence, but not control or joint control. Significant influence is generally obtained by ownership of more than 20% but less than 50% of the voting rights. Joint ventures (JVs) are the arrangements in which HEINEKEN has joint control.

HEINEKEN’s investments in associates and joint ventures are accounted for using the equity method of accounting, meaning they are initially recognised at cost. The consolidated financial statements include HEINEKEN’s share of the net profit or loss of the associates and JVs whereby the result is determined using the accounting policies of HEINEKEN.

When HEINEKEN’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that HEINEKEN has an obligation or has made a payment on behalf of the associate or joint venture.

11.    Financing and capital structure

11.1    Net finance income and expense

Interest expenses are mainly related to interest charges over the outstanding bonds and bank loans (refer to note 11.3). Other net finance income and expenses comprises dividend income, fair value changes of financial assets and liabilities measured at fair value, transactional foreign exchange gains and losses (on net basis), unwinding of discount on provisions and interest on the net defined benefit obligation.

In millions of €	2018	2017	2016
Interest income	62	72	60
Interest expenses	(493)	(468)	(419)
Dividend income from fair value through OCI investments[2]	16	10	12
Net change in fair value of derivatives	71	(149)	19
Net foreign exchange gain/(loss)[1]	(102)	56	(114)
Unwinding discount on provisions	(17)	(14)	(1)
Interest on the net defined benefit obligation	(31)	(33)	(40)
Other	(1)	7	(10)
Other net finance income/(expenses)	(64)	(123)	(134)
Net finance income/(expenses)	(495)	(519)	(493)

[1]	Transactional foreign exchange effects of working capital and foreign currency denominated loans, the latter being offset by net change in fair value of derivatives.
[2]*	In 2017 and 2016 these investments were classified as available-for-sale investments.

Accounting policies

Interest income and expenses are recognised as they accrue, using the effective interest method.

Dividend income is recognised in the income statement on the date that HEINEKEN’s right to receive payment is established, which is the ex-dividend date in the case of quoted securities.

11.2    Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts and commercial paper form an integral part of HEINEKEN’s cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

In millions of €	Note	2018	2017
Cash and cash equivalents		2,903	2,442
Bank overdrafts and commercial paper	11.3	(655)	(1,265)
Cash and cash equivalents in the statement of cash flows		2,248	1,177

11.    Financing and capital structure continued

The following table presents the recognised ‘Cash and cash equivalents’ and ‘Bank overdrafts and commercial paper’ and the impact of netting on the gross amounts. The column ‘Net amount’ shows the impact on HEINEKEN’s balance sheet if all amounts subject to legal offset rights had been netted.

In millions of €	Gross amounts	Gross amounts offset in the statement of financial position	Net amounts presented in the statement of financial position	Amounts subject to legal offset rights	Net amount
Balance as at 31 December 2018
Assets
Cash and cash equivalents	3,241	(338)	2,903	(260)	2,643
Liabilities
Bank overdrafts and commercial paper	(993)	338	(655)	260	(395)

Balance as at 31 December 2017
Assets
Cash and cash equivalents	2,442	—	2,442	(1,062)	1,380
Liabilities
Bank overdrafts and commercial paper	(1,265)	—	(1,265)	1,062	(203)

HEINEKEN operates in a number of territories where there is limited availability of foreign currency resulting in restrictions on remittances. Mainly as a result of these restrictions, ¤330 million (2017: ¤208 million) of cash included in cash and cash equivalents is restricted for use by the Company, yet available for use in the relevant subsidiary’s day-to-day operations.

Accounting policies

Cash and cash equivalents are initially recognised at fair value and subsequently at amortized cost.

HEINEKEN has cash pooling arrangements with legally enforceable rights to offset cash and overdraft balances. Where there is an intention to settle on a net basis, cash and overdraft balances relating to the cash pooling arrangements are reported on a net basis in the statement of financial position.

11.3    Borrowings

HEINEKEN mainly uses bonds and bank loans to ensure sufficient financing to support its operations.

11.    Financing and capital structure continued

Net interest-bearing debt is the key metric for HEINEKEN to measure its indebtness.

	Note			2018			2017
In millions of €		Non-current	Current	Total	Non-current	Current	Total
Unsecured bond issues		12,179	971	13,150	11,789	159	11,948
Unsecured bank loans		215	13	228	109	142	251
Secured bank loans		94	4	98	105	4	109
Other interest-bearing liabilities		140	37	177	163	993	1,156
Deposits from third parties[1]		—	678	678	—	649	649
Bank overdrafts and commercial paper		—	655	655	—	1,265	1,265
Total borrowings		12,628	2,358	14,986	12,166	3,212	15,378

Market value of cross-currency interest rate swaps	11.5			(2)			(57)
Cash and cash equivalents	11.2			(2,903)			(2,442)
Net interest-bearing debt position				12,081			12,879

1 Mainly employee deposits

Changes in borrowings

Cash flows from financing activities are mainly generated by bonds, bank loans and other interest bearing liabilities presented above. Additionally, HEINEKEN also uses derivatives for its financing, which can be assets and liabilities. The below table shows the reconciliation of the liabilities and assets arising from financing activities to the cash flow from financing activities. Bank overdrafts and commercial paper form an integral part of HEINEKEN’s cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. For more information on derivatives refer to note 11.6.

In millions of €	Unsecured bond issues	Unsecured bank loans	Secured bank loans	Other interest-bearing liabilities	Deposits from third parties	Derivatives used for financing activities	Assets and liabilities used for financing activities
Balance as at 1 January 2018	11,948	251	109	1,156	649	(57)	14,056
Consolidation changes	—	—	1	2	—	—	3
Effect of movements in exchange rates	172	(18)	—	39	1	(114)	80
Proceeds	1,242	208	8	25	39	172	1,694
Repayments	(225)	(235)	(12)	(1,046)	(11)	(4)	(1,533)
Other	13	22	(8)	1	—	1	29
Balance as at 31 December 2018	13,150	228	98	177	678	(2)	14,329

Balance as at 1 January 2017	10,683	243	94	1,259	622	(242)	12,659
Consolidation changes	—	1	1,076	538	—	191	1,806
Effect of movements in exchange rates	(539)	(13)	34	(166)	(3)	181	(506)
Proceeds	2,976	197	43	19	32	—	3,267
Repayments	(1,182)	(177)	(1,139)	(509)	—	(191)	(3,198)
Other	10	—	1	15	(2)	4	28
Balance as at 31 December 2017	11,948	251	109	1,156	649	(57)	14,056

The interest rate on the net debt position as per 31 December 2018 was 3.2% (2017: 3.2%). The average maturity of the bonds as per 31 December 2018 was 8 years (2017: 8 years).

11.    Financing and capital structure continued

Financing headroom

The committed financing headroom at Group level was approximately €5.2 billion as at 31 December 2018 and consisted of the undrawn revolving credit facility and centrally available cash. The financing headroom was higher than last year (2017: €4.0 billion) as HEINEKEN maintains higher cash balances in anticipation of the settlement of the transactions related to CR Beer in China. All financing facilities containing an incurrence covenant were settled in August 2018.

Accounting policies

Borrowings are initially measured at fair value less transaction costs. Subsequently the borrowings are measured at amortized cost using the effective interest rate method. Borrowings included in a fair value hedge are stated at fair value in respect of the risk being hedged.

Borrowings for which HEINEKEN has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date are classified as non-current liabilities. For the accounting policy on derivatives and cash and cash equivalents refer to notes 11.6. and 11.2 respectively.

11.4    Capital and reserves

Share capital

See the table below for the issued share capital as at 31 December 2018. All issued shares are fully paid.

	2018		2017
Share capital	Ordinary shares of €1.60	Nominal value in millions of €	Ordinary shares of €1.60	Nominal value in millions of €
1 January	576,002,613	922	576,002,613	922
Changes	—	—	—	—
31 December	576,002,613	922	576,002,613	922

The Company’s authorised capital amounts to €2,500 million, consisting of 1,562,500,000 shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholder meetings of the Company. In respect of the treasury shares that are held by HEINEKEN, rights are suspended.

Share premium

As at 31 December 2018, the share premium amounted to €2,701 million (2017: €2,701 million).

Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the assets and liabilities of foreign operations of HEINEKEN (excluding amounts attributable to non-controlling interests) as well as value changes of the hedging instruments in the net investment hedges. HEINEKEN considers this a legal reserve.

Hedging reserve

This reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred. HEINEKEN considers this a legal reserve.

Fair value reserve

This reserve comprises the cumulative net change in the fair value of FVOCI equity investments. Heineken transfers amounts from this reserve to retained earnings when the relevant equity securities are derecognised. HEINEKEN considers this a legal reserve.

Other legal reserves

These reserves relate to the share of profit of joint ventures and associates over the distribution of which HEINEKEN does not have control. The movement in these reserves reflects the share of profit of joint ventures and associates minus dividends received. For retained earnings of subsidiaries which cannot be freely distributed due to legal or other restrictions, a legal reserve is recognised. Furthermore, part of the reserve comprises a legal reserve for capitalised development costs.

Reserve for own shares

The reserve for own shares comprises the treasury shares held by HEINEKEN. Refer to the table below with the changes in 2018.

Reserve for own shares	Number of shares
1 January 2018	5,808,418
Changes	14,608
31 December 2018	5,823,026

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of €	2018	2017	2016
Final dividend previous year €0.93, respectively €0.82 and €0.86 per qualifying ordinary share	531	468	490
Interim dividend current year €0.59, respectively €0.54 and €0.52 per qualifying ordinary share	335	307	296
Total dividend declared and paid	866	775	786

11.    Financing and capital structure continued

For 2018, a payment of a total cash dividend of €1.60 per share (2017: €1.47, 2016: €1.34) will be proposed at the AGM. If approved, a final dividend of €1.01 per share will be paid on 8 May 2019, as an interim dividend of €0.59 per share was paid on 9 August 2018. The payment will be subject to 15% Dutch withholding tax.

After the balance sheet date, the Executive Board proposed the following appropriation of profit. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of €	2018	2017	2016
Dividend per qualifying ordinary share €1.60 (2017: €1.47, 2016: €1.34)	912	838	763
Addition to retained earnings	991	1,097	777
Net profit	1,903	1,935	1,540

Non-controlling interests

The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. The total non-controlling interest as at 31 December 2018 amounted to €1,182 million (2017: €1,200 million).

Capital management

There were no major changes in HEINEKEN’s approach to capital management during the year. The Executive Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business and acquisitions.

HEINEKEN is not subject to externally imposed capital requirements other than the legal reserves. Shares are purchased from time to time to meet the requirements of the share-based payment awards, as further explained in note 6.5.

Accounting policies

Ordinary shares are classified as equity. When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects recognised as a deduction from equity. Repurchased shares recorded at purchase price are classified as treasury shares and are presented in the reserve for own shares.

When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

Dividends are recognised as a liability in the period in which they are declared.

11.5    Credit, liquidity and market risk

This note summarises the financial risks that HEINEKEN is exposed to, and HEINEKEN’s policies and processes that are in place for managing these risks. For more information on derivatives used in managing risk refer to note 11.6.

Risk management framework

The Executive Board sets rules and monitors the adequacy of HEINEKEN’s risk management and control systems. These systems are regularly reviewed to reflect changes in market conditions and HEINEKEN’s activities.

Managing the financial risks and financial resources includes the use of derivatives, primarily spot and forward exchange contracts, options and interest rate swaps. It is HEINEKEN’s policy not to enter into speculative transactions.

In the normal course of business HEINEKEN is exposed to the following financial risks:

•	Credit risk

•	Liquidity risk

•	Market risk

Credit risk

Credit risk is the risk of a loss to HEINEKEN when a customer or counterparty fails to pay.

All local operations are required to comply with the Global Credit Policy and develop local credit management procedures accordingly. HEINEKEN regularly reviews and updates the Global Credit Policy ensuring that adequate controls are in place to mitigate credit risk.

Credit risk arises mainly from HEINEKEN’s receivables from customers like trade receivables, loans to customers and advances to customers. At the balance sheet date, there were no significant concentrations of credit risk.

Loans and advances to customers

HEINEKEN’s loans and receivables include loans and advances to customers. Loans and advances to customers are secured by, among others, (bank) guarantees, rights on property or intangible assets, such as the right to take possession of the premises of the customer. HEINEKEN charges interest on loans to its customers.

Trade and other receivables

HEINEKEN’s local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under these policies all customers requiring credit above a certain amount are reviewed and new customers are analysed individually for creditworthiness before HEINEKEN’s standard payment and delivery terms and conditions are offered. This review can include external ratings, where available, and in some cases bank references. Credit limits are determined for each customer and are reviewed regularly. Customers that fail to meet HEINEKEN’s credit requirements transact only with HEINEKEN on a prepayment basis or Cash on Delivery.

11.    Financing and capital structure continued

Customers are monitored, on a country basis, according to their credit risk characteristics, including whether they are an individual or legal entity, type of distribution channel, geographic location, ageing profile, maturity and existence of previous financial difficulties.

HEINEKEN has a policy in place in respect of compliance with Anti Money Laundering Laws. HEINEKEN considers it important to know with whom business is done and from whom payments are received.

Allowances

HEINEKEN establishes allowances for impairment of loans and advances to customers, trade- and other receivables using an expected credit losses model. These allowances cover specific loss components that relates to individual exposures, and a collective loss component established for groups of similar customers. The collective loss allowance is determined based on historical data of payment statistics and updated periodically to incorporate forward looking information. The loans and advances to customers, trade- and other receivables are written off when there is no reasonable expectation of recovery.

Investments

HEINEKEN limits its exposure to credit risk by only investing available cash balances in deposits and liquid investments with counterparties that have strong credit ratings. HEINEKEN actively monitors these credit ratings.

Guarantees

HEINEKEN’s policy is to avoid issuing guarantees unless this leads to substantial benefits for HEINEKEN. For some loans (to customers) HEINEKEN does issue guarantees. In these cases HEINEKEN aims to receive security from the customer to limit the credit risk exposure.

Heineken N.V. has issued a joint and several liability statement to the provisions of Section 403, Part 9, Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands. Refer to note A.1 of the Company financial statements.

Exposure to credit risk

Below the maximum exposure to credit risk as per reporting date is shown:

In millions of €	Note	2018	2017
Cash and cash equivalents	11.2	2,903	2,442
Trade and other receivables, excluding prepayments	7.2	3,358	3,277
Derivative assets	11.6	70	255
Fair value through OCI investments*	8.4	501	481
Loans and advances to customers	8.3	341	331
Other non-current receivables	8.4	218	196
Guarantees to banks for loans (to third parties)	9.3	325	307
		7,716	7,289

*	In 2017 these investments were classified as available-for-sale investments.

The exposure to credit risk by geographic region for trade and other receivables excluding prepayments is as follows:

In millions of €	2018	2017
Europe	1,463	1,435
Americas	870	836
Africa, Middle East & Eastern Europe	450	441
Asia Pacific	395	364
Head Office and Other/eliminations	180	201
	3,358	3,277

Liquidity risk

Liquidity risk is the risk that HEINEKEN will have difficulties to meet payment obligations associated with its financial liabilities, like payment of financial debt or trade payables when they are due. HEINEKEN’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient funds to meet its liabilities when due without incurring unacceptable losses.

HEINEKEN has a clear focus on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. HEINEKEN seeks to align the maturity profile of its long-term debts with its forecasted cash flow generation. More information about borrowing facilities is presented in note 11.3. Furthermore, strong cost and cash management and controls over investment proposals are in place.

11.    Financing and capital structure continued

Contractual maturities

The following table presents an overview of the expected timing of cash out and inflows of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments.

	2018
In millions of €	Carrying amount	Contractual cash flows	Less than 1 year	1-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(14,986)	(18,119)	(2,687)	(5,305)	(10,127)
Trade and other payables and returnable packaging deposits (excluding interest payable, dividends and including non-current part)	(7,331)	(7,332)	(7,223)	(84)	(25)

Derivative financial assets and (liabilities)
Cross currency interest rate swaps	2	(38)	—	(14)	(24)
Forward exchange contracts	(18)	(24)	(23)	(1)	—
Commodity derivatives	(18)	(18)	(21)	3	—
Other derivatives	1	1	1	—	—
Total 2018	(22,350)	(25,530)	(9,953)	(5,401)	(10,176)

	2017
Financial liabilities
Interest-bearing liabilities	(15,378)	(18,549)	(3,580)	(5,274)	(9,695)
Trade and other payables and returnable packaging deposits (excluding interest payable, dividends and including non-current part)	(6,577)	(6,577)	(6,505)	(38)	(34)

Derivative financial assets and (liabilities)
Cross currency interest rate swaps	61	61	129	10	(78)
Forward exchange contracts	46	28	29	(1)	—
Commodity derivatives	77	78	46	32	—
Other derivatives	(7)	(7)	(7)	—	—
Total 2017	(21,778)	(24,966)	(9,888)	(5,271)	(9,807)

For more information on the derivative assets and liabilities refer to note 11.6.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, commodity prices and equity prices, will adversely affect HEINEKEN’s income or the value of its financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable boundaries.

HEINEKEN enters into derivatives and other financial liabilities to manage market risks. Generally, HEINEKEN seeks to apply hedge accounting or establish natural hedges in order to minimise the impact of market risks in profit or loss. Foreign currency, interest rate and commodity hedging operations are governed by internal policies and rules.

Foreign currency risk

HEINEKEN is exposed to:

•

Transactional risk on (future) sales, working capital, (future) purchases, deposits, borrowings and dividends denominated in a currency other than the respective functional currencies of HEINEKEN entities.

•	Translational risk, which is the risk resulting from the translation of foreign operations into the reporting currency of HEINEKEN.

The main currencies that give rise to this risk are the US dollar, Mexican peso, Brazilian real, Nigerian naira, British pound, Vietnamese dong and Euro. In 2018, the transactional exchange risk was hedged in line with the hedging policy to the extent possible. The negative translational impact was more profound.

In managing foreign currency risk, HEINEKEN aims to ensure the availability of foreign currencies and to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in foreign exchange rates and the availability of foreign currencies, especially in emerging markets, will have an impact on profit.

HEINEKEN hedges up to 90% of its net US dollar export cash flows on the basis of rolling cash flow forecasts of sales and purchases. Material cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. For this hedging HEINEKEN mainly uses forward exchange contracts. The majority of the forward exchange contracts have maturities of less than one year after the balance sheet date.

HEINEKEN has a clear policy on hedging transactional exchange risks. Translation exchange risks are hedged to a limited extent, as the underlying currency positions are generally considered to be long term in nature. The result of the hedging of translation risk, using net investment hedges is recognised in the translation reserve, as can be seen in the consolidated statement of comprehensive income.

11.    Financing and capital structure continued

HEINEKEN’s policy is to hedge material recognized transactional exposure like trade payables, receivables, borrowings and declared dividends. For material unrecognized transactional exposures like forecasted sales in foreign currencies, HEINEKEN hedges the exposure between agreed percentages according to the policy.

It is HEINEKEN’s policy to provide intra-HEINEKEN financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on a subsidiary level. The resulting exposure at Group level is hedged by means of foreign currency denominated external debts and by forward exchange contracts. Intra-HEINEKEN financing in foreign currencies is mainly in British pound, US dollar, Swiss franc and New Zealand dollar. In some cases, HEINEKEN elects to treat intra-HEINEKEN financing with a permanent character as equity and does not hedge the foreign currency exposure.

HEINEKEN has financial liabilities in foreign currencies like US dollar and British pound to hedge local operations, which generate cash flows that have the same or closely correlated functional currencies. The corresponding interest on these liabilities is also denominated in currencies that match the cash flows generated by the underlying operations of HEINEKEN.

In respect of other monetary assets and liabilities denominated in currencies other than the functional currencies of HEINEKEN, HEINEKEN ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to foreign currency risk

HEINEKEN’s transactional exposure to the US dollar and Euro was as follows based on notional amounts. The Euro column relates to transactional exposure to the Euro within subsidiaries which are reporting in other currencies. Included in the amounts are intra-HEINEKEN cash flows.

	2018		2017
In millions	EUR	USD	EUR	USD
Financial assets	164	4,919	85	4,997
Financial liabilities	(1,969)	(5,422)	(2,284)	(6,657)
Gross balance sheet exposure	(1,805)	(503)	(2,199)	(1,660)
Estimated forecast sales next year	157	1,428	153	1,321
Estimated forecast purchases next year	(1,924)	(2,479)	(1,578)	(2,011)
Gross exposure	(3,572)	(1,554)	(3,624)	(2,350)
Net notional amounts foreign exchange contracts	348	596	411	1,670
Net exposure	(3,224)	(958)	(3,213)	(680)
Sensitivity analysis
Equity	(121)	7	(149)	1
Profit or loss	(10)	(1)	(13)	(9)

A 10% strengthening of the US dollar against the Euro or, in case of the Euro, a strengthening of the Euro against all other currencies would have the above impact on equity and profit as at 31 December 2018. This analysis assumes that all other variables, in particular interest rates, remain constant. In case of a 10% weakening, the effects are equal but with an opposite effect.

Interest rate risk

Interest rate risk is the risk that changes in market interest rates affect the fair value or cash flows of a financial instrument. The most significant interest rate risk for HEINEKEN relates to borrowings (note 11.3).

By managing interest rate risk, HEINEKEN aims to reduce the impact of short-term fluctuations on earnings. Over the longer term however, permanent changes in interest rates will have an impact on profit.

HEINEKEN opts for a mix of fixed and variable interest rate financial instruments like bonds and bank loans, combined with the use of derivative interest rate instruments. Currently, HEINEKEN’s interest rate position is more weighted towards fixed than floating. Interest rate derivative instruments that can be used are (cross-currency) interest rate swaps, forward rate agreements, caps and floors.

Swap maturity follows the maturity of the related borrowings which have swap rates for the fixed leg 2.3% (2017: from 2.3 to 6.5%).

11.    Financing and capital structure continued

Interest rate risk – profile

At the reporting date, the interest rate profile of HEINEKEN’s interest-bearing financial instruments was as follows:

In millions of €	2018	2017
Fixed rate instruments
Financial assets	121	75
Financial liabilities	(13,214)	(13,002)
Cross currency interest rate swaps	437	417
	(12,656)	(12,510)

Variable rate instruments
Financial assets	3,020	2,599
Financial liabilities	(1,771)	(2,376)
Cross currency interest rate swaps	(463)	(463)
	786	(240)

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant and excludes any possible change in fair value of derivatives at period-end because of a change in interest rates. This analysis is performed on the same basis as for 2017.

	Profit or loss		Equity
In millions of €	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2018
Variable rate instruments	9	(9)	9	(9)
Cross currency interest rate swaps	(3)	3	(3)	3
Cash flow sensitivity (net)	6	(6)	6	(6)

31 December 2017
Variable rate instruments	2	(2)	2	(2)
Net interest rate swaps	(3)	3	(3)	3
Cash flow sensitivity (net)	(1)	1	(1)	1

Commodity price risk

Commodity price risk is the risk that changes in the prices of commodities will affect HEINEKEN’s income. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters. The main commodity exposure relates to the purchase of aluminium cans, glass bottles, malt and utilities. Commodity price risk is in principle mitigated by negotiating fixed prices in supplier contracts with various contract durations.

Another method to mitigate commodity price risk is by entering into commodity derivatives. HEINEKEN enters into commodity derivatives for aluminium hedging and to a certain extent gas, fuel and sugar hedging. HEINEKEN does not enter into commodity contracts other than to meet HEINEKEN’s expected usage and sale requirements.

Sensitivity analysis for aluminium hedges

The table below shows an estimated pre-tax impact of 10% change in the market price of aluminium.

	Equity
In millions of €	10% increase	10% decrease
31 December 2018
Aluminium hedges	43	(43)

11.    Financing and capital structure continued

11.6    Derivative financial instruments

HEINEKEN uses derivatives in order to manage market risks. The schedule below shows the fair value of the derivatives on the balance sheet of HEINEKEN as per reporting date:

	2018		2017
In millions of €	Asset	Liability	Asset	Liability
Current	35	(70)	219	(21)
Non-current*	35	(33)	36	(57)
	70	(103)	255	(78)

*	Non-current derivative assets and liabilities are part of ‘Other non-current assets’ (note 8.4 ), respectively ‘Other non-current liabilities’.

Generally, HEINEKEN seeks to apply hedge accounting or make use of natural hedges in order to minimise profit and loss or cash flow volatility. The schedule below shows which derivatives are used in hedge accounting:

	2018		2017
In millions of €	Asset	Liability	Asset	Liability
No hedge accounting - CCIRS	7	—	4	—
No hedge accounting - Other	6	(3)	7	(14)
Cash flow hedge - CCIRS	—	—	113	—
Cash flow hedge - Forwards	21	(38)	50	(4)
Cash flow hedge - Commodity forwards	12	(30)	81	(4)
Fair value hedge - CCIRS	—	(29)	—	(48)
Net investment hedge - CCIRS	24	—	—	(8)
Net investment hedge - Forwards	—	(3)	—	—
	70	(103)	255	(78)

Cash flow hedges

HEINEKEN entered into several cross-currency interest rate swaps which have been designated as cash flow hedges to hedge the foreign exchange rate risk on the principal amount and future interest payments of its US dollar borrowings. In August 2018, the cross-currency interest rate swaps were settled and resulted in a cash receipt of €168 million. In connection with the transactions related to CR Beer in China, HEINEKEN entered into several forward exchange contracts which have been designated as cash flow hedges to hedge the foreign exchange rate risk on the net HKD consideration. The market value of these forward exchange contracts is not material as at 31 December 2018 and is included in the cash flow hedge forwards above.

Fair value hedges

HEINEKEN has entered into several cross-currency interest rate swaps (CCIRS) which have been designated as fair value hedges to hedge the foreign exchange rate risk on the principal amount and future interest payments of certain US dollar borrowings. The borrowings and the cross-currency interest rate swaps have the same critical terms.

The accumulated loss arising on derivatives as designated hedging instruments in fair value hedges amounts to €34 million at 31 December 2018. The gain arising on the adjustment for the hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship also amounts to €34 million at 31 December 2018.

Net investment hedges

HEINEKEN hedges its investments in certain subsidiaries by entering into local currency denominated borrowings, forward contracts and cross-currency interest rate swaps, which mitigate the foreign currency translation risk arising from the subsidiaries net assets. These borrowings, forward contracts and swaps are designated as net investment hedges and fully effective, as such there was no ineffectiveness recognised in profit and loss in 2018 (2017: nil, 2016: nil). At 31 December 2018 the fair value of these borrowings was €453 million (2017: €475 million), the market value of forward contracts was €3 million negative (2017: nil) and the market value of these swaps was €24 million positive (2017: €8 million negative).

Hedge effectiveness

Hedge effectiveness is determined at the start of the hedge relationship and periodically through a prospective effectiveness assessment to ensure that an economic relationship exists between the hedged item and hedging instrument. This assessment is done qualitatively by comparing the critical terms, and if needed quantitative assessments are done using hypothetical derivatives. For the current hedges no hedge ineffectiveness is expected.

Accounting policies

Derivative financial instruments are recognised initially at fair value. Subsequent accounting for derivatives depends on whether or not the derivatives are designated as hedging instrument in a cash flow, fair value or net investment hedge. Derivatives with positive fair values are recorded as assets and negative fair values as liabilities. Refer to note 13.1 for fair value measurements.

Cash flow hedge

Changes in the fair value are recognised in other comprehensive income and presented in the hedging reserve within equity to the extent that the hedge is effective. The ineffective part is recognised as other net finance income/(expense). When the hedged risk impacts the profit or loss, the amounts previously recognized in other comprehensive income are transferred to the same item in the profit or loss as the hedged item. When the hedged risk subsequently results in a non-financial asset or liability (e.g. inventory or P,P&E), the amount previously recognised in the cash flow hedge reserve is included in its carrying amount.

11.    Financing and capital structure continued

Fair value hedge

The fair value changes of derivatives used in fair value hedges are recognized in profit or loss.

Net investment hedge

The fair value changes of derivatives used in net investment hedges are recognised in other comprehensive income and presented within equity in the translation reserve. Any ineffectiveness is recognised in profit or loss.

12.    Tax

12.1    Income tax expense

Recognised in profit or loss

In millions of €	2018	2017	2016
Current tax expense
Current year	831	815	807
Under/(over) provided in prior years	(24)	(16)	(11)
	807	799	796
Deferred tax expense
Origination and reversal of temporary differences, tax losses and tax credits	(35)	(12)	(45)
De-recognition/(recognition) of deferred tax assets	—	11	(90)
Effect of changes in tax rates	(3)	(45)	2
Under/(over) provided in prior years	(12)	2	10
	(50)	(44)	(123)
Total income tax expense in profit or loss	757	755	673

Reconciliation of the effective tax rate

In millions of €	2018	2017	2016
Profit before income tax	2,852	2,908	2,412
Share of net profit of associates and joint ventures	(210)	(75)	(150)
Profit before income tax excluding share of profit of associates and joint ventures	2,642	2,833	2,262

	%	2018	%	2017	%	2016
Income tax using the Company’s domestic tax rate	25.0	660	25.0	708	25.0	565
Effect of tax rates in foreign jurisdictions	0.2	5	0.6	17	(0.4)	(9)
Effect of non-deductible expenses	2.6	69	2.6	75	2.9	67
Effect of tax incentives and exempt income	(3.2)	(84)	(3.4)	(98)	(2.8)	(64)
De-recognition/(recognition) of deferred tax assets	—	—	0.4	11	(4.0)	(90)
Effect of unrecognised current year losses	3.4	89	1.7	49	6.8	154
Effect of changes in tax rates	(0.1)	(3)	(1.6)	(45)	0.1	2
Withholding taxes	3.2	84	2.3	65	3.1	70
Under/(over) provided in prior years	(1.4)	(37)	(0.5)	(14)	—	(1)
Other reconciling items	(1.0)	(26)	(0.4)	(13)	(1.0)	(21)
	28.7	757	26.7	755	29.7	673

The 2018 effective tax rate is negatively impacted by non-deductible impairments, while 2017 included a one-off tax benefit as a result of the US tax reform. The effective tax rate 2016 included the impact of impairments for which no tax benefit could be recognised.

For the income tax impact on items recognised in other comprehensive income, please refer to note 12.3.

12.    Tax continued

12.2    Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
In millions of €	2018	2017	2018	2017	2018	2017
P,P&E	92	72	(502)	(521)	(410)	(449)
Intangible assets	29	41	(1,267)	(1,333)	(1,238)	(1,292)
Investments	44	54	(5)	(6)	39	48
Inventories	40	31	(10)	(9)	30	22
Borrowings	11	32	—	(28)	11	4
Post-retirement obligations	231	300	(6)	(6)	225	294
Provisions	146	131	(27)	(30)	119	101
Other items	457	467	(376)	(382)	81	85
Tax losses carried forward	395	460	—	—	395	460
Tax assets/(liabilities)	1,445	1,588	(2,193)	(2,315)	(748)	(727)
Set-off of tax	(823)	(820)	823	820	—	—
Net tax assets/(liabilities)	622	768	(1,370)	(1,495)	(748)	(727)

Of the total net deferred tax assets of €622 million as at 31 December 2018 (2017: €768 million), €225 million (2017: €253 million) is recognised in respect of subsidiaries in various countries where there have been losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets. This judgement is performed annually and based on budgets and business plans for the coming years, including planned commercial initiatives.

No deferred tax liability has been recognised in respect of undistributed earnings of subsidiaries, joint ventures and associates, with an impact of €80 million (2017: €75 million). This because HEINEKEN is able to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Tax losses carried forward

HEINEKEN has tax losses carried forward of €3,494 million as at 31 December 2018 (2017: €3,593 million), out of which €356 million (2017: €137 million) expires in the following five years. €228 million (2017: €434 million) will expire after five years and €2,911 million (2017: €3,023 million) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of tax losses carried forward of €1,664 million (2017: €1,619 million) as it is not probable that taxable profit will be available to offset these losses. €103 million (2017: €78 million) expires in the following five years. €40 million (2017: €57 million) will expire after five years and €1,521 million (2017: €1,484 million) can be carried forward indefinitely

Movement in deferred tax balances during the year

In millions of €	Balance 1 January 2018	Changes in accounting policy (IFRS 9)	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2018
P,P&E	(449)		(1)	6	36	—	(2)	(410)
Intangible assets	(1,292)		(7)	(22)	60	—	23	(1,238)
Investments	48		—	—	(10)	—	1	39
Inventories	22		—	1	5	—	2	30
Borrowings	4		—	17	(25)	18	(3)	11
Post-retirement obligations	294		—	—	5	(75)	1	225
Provisions	101		—	(3)	20	—	1	119
Other items	85	(2)	—	1	(7)	14	(10)	81
Tax losses carried forward	460		—	(19)	(34)	—	(12)	395
Net tax assets/(liabilities)	(727)	(2)	(8)	(19)	50	(43)	1	(748)

In millions of €	Balance 1 January 2017	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2017
P,P&E	(476)	(15)	36	2	—	4	(449)
Intangible assets	(1,346)	(201)	127	132	—	(4)	(1,292)
Investments	121	—	(8)	(65)	—	—	48
Inventories	26	(3)	—	4	—	(5)	22
Borrowings	(30)	21	24	—	(13)	2	4
Post-retirement obligations	340	5	(8)	(33)	(9)	(1)	294
Provisions	80	2	(4)	18	—	5	101
Other items	233	24	(81)	(51)	(15)	(25)	85
Tax losses carried forward	391	48	(16)	37	—	—	460
Net tax assets/(liabilities)	(661)	(119)	70	44	(37)	(24)	(727)

12.    Tax continued

Accounting estimates and judgements

The tax legislation in the countries in which HEINEKEN operates is often complex and subject to interpretation. In determining the current and deferred income tax position, judgement is required. New information may become available that causes HEINEKEN to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the income tax expense in the period that such a determination is made.

Accounting policies

Income tax comprises current and deferred tax. Current tax is the expected income tax payable or receivable in respect of taxable income or loss for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to income tax payable in respect of previous years.

Deferred tax is a tax payable or receivable in the future and is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax is not recognised on temporary differences related to:

•	initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss

•

investments in subsidiaries, associates and joint ventures to the extent that HEINEKEN is able to control the timing of the reversal of the temporary differences and it is probable (>50% chance) that they will not reverse in the foreseeable future

•	initial recognition of non-deductible goodwill

The amount of deferred tax provided is based on the expected manner of recovery or settlement of the carrying amount of assets and liabilities, using tax rates (substantively) enacted, at year-end.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised.

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

Current and deferred tax are recognised in the income statement (refer to note 12.1), except when it relates to a business combination or for items directly recognised in equity or other comprehensive income (refer to note 12.3).

12.    Tax continued

12.3    Income tax on other comprehensive income

	2018			2017
In millions of €	Balance Amount before tax	Tax	Balance Amount net of tax	Balance Amount before tax	Tax	Balance Amount net of tax
Actuarial gains and losses	296	(75)	221	73	(9)	64
Currency translation differences	(127)	27	(100)	(1,440)	(45)	(1,485)
Recycling of currency translation differences to profit or loss	—	—	—	59	—	59
Effective portion of net investment hedges	(3)	—	(3)	26	—	26
Effective portion of changes in fair value of cash flow hedges	(96)	29	(67)	145	(36)	109
Effective portion of cash flow hedges transferred to profit or loss	(77)	—	(77)	(13)	10	(3)
Net change in fair value through OCI investments*	8	3	11	69	(1)	68
Share of other comprehensive income of associates/joint ventures	(36)	—	(36)	(7)	—	(7)
Other comprehensive income	(35)	(16)	(51)	(1,088)	(81)	(1,169)

*	In 2017 and 2016 these investments were classified as available-for-sale investments

	2016
In millions of €	Balance Amount before tax	Tax	Balance Amount net of tax
Actuarial gains and losses	(301)	49	(252)
Currency translation differences	(935)	27	(908)
Recycling of currency translation differences to profit or loss	—	—	—
Effective portion of net investment hedges	44	—	44
Effective portion of changes in fair value of cash flow hedges	18	(12)	6
Effective portion of cash flow hedges transferred to profit or loss	53	(12)	41
Net change in fair value through OCI investments*	140	—	140
Share of other comprehensive income of associates/joint ventures	—	—	—
Other comprehensive income	(981)	52	(929)

*	In 2017 and 2016 these investments were classified as available-for-sale investments

13.    Other

13.1    Fair value

In this note more information is disclosed regarding the fair value and the different methods of determining fair values.

Financial instruments - hierarchy

The financial instruments included on the HEINEKEN statement of financial position are measured at either fair value or amortised cost. To measure the fair value HEINEKEN generally uses external valuations with market inputs. In some cases however the measurement of this fair value can be subjective and is dependent on inputs used in the calculations. The different valuation methods are called ‘hierarchies’ and are described below.

•	Level 1 — The fair value is determined using quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2 — The fair value is calculated using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3 — The fair value is determined using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table shows the carrying amounts and fair values of financial assets and liabilities according to their fair value hierarchy.

	Carrying amount	Fair value
As at 31 December		Level 1	Level 2	Level 3
Fair value through OCI investments*	501	410	—	91
Non-current derivative assets	36	—	36	—
Current derivative assets	35	—	35	—
Total 2018	572	410	71	91

Total 2017	735	396	255	84

Non-current derivative liabilities	(33)	—	(33)	—
Borrowings	(13,653)	(13,470)	(503)	—
Current derivative liabilities	(70)	—	(70)	—
Total 2018	(13,756)	(13,470)	(606)	—

Total 2017	(13,542)	(12,660)	(1,613)	—

*	In 2017 these investments were classified as available-for-sale investments.

During the period ended 31 December 2018 there were no significant transfers between the three levels of the fair value hierarchy.

Details of the determination of level 3 fair value measurements as at 31 December 2018 are set out below:

In millions of €	2018	2017
Fair value through OCI investments based on level 3
Balance as at 1 January	84	85
Fair value adjustments recognised in other comprehensive income	3	2
Disposals	—	1
Transfer to associate	4	(4)
Balance as at 31 December	91	84

During 2018 €3 million of fair value adjustments related to level 3 FVOCI investments was charged to other comprehensive income (2017: €2 million, 2016: (€2) million).

The fair values for the level 3 fair value through OCI investments are based on the financial performance of the investments and the market multiples of comparable equity securities.

Accounting estimates

The different methods applied by HEINEKEN to determine the fair value require the use of estimates.

Investments in equity securities

The fair value of financial assets at fair value through profit or loss and fair value through OCI is determined by reference to their quoted closing bid price at the reporting date or, if unquoted, determined using an appropriate valuation technique. These valuation techniques maximise the use of observable market data where available.

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

13.    Other continued

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

13.2    Off-balance sheet commitments

HEINEKEN leases offices, warehouses, pubs, cars and other equipment in the ordinary course of business. The raw materials purchase contracts mainly relate to malt, bottles and cans which are used in the production and sale of finished products.

In millions of €	Total 2018	Less than 1 year	1-5 years	More than 5 years	2017
Operating lease commitments	2,013	307	767	939	1,704
Property, plant and equipment ordered	305	287	18	—	329
Raw materials purchase contracts	7,571	2,717	3,583	1,271	6,153
Marketing and merchandising commitments	635	273	358	4	647
Other off-balance sheet obligations	4,375	3,005	590	780	2,092
Off-balance sheet obligations	14,899	6,589	5,316	2,994	10,925

Undrawn committed bank facilities	3,845	166	3,679	—	3,929

During the year ended 31 December 2018, €375 million (2017: €364 million, 2016: €302 million) was recognised as an expense in profit or loss in respect of operating leases and rent.

Other off-balance sheet obligations in 2018 include HKD24.3 billion (€2.7 billion as per 31 December 2018) as the committed amount by HEINEKEN for acquiring a shareholding of 40% in CRH (Beer) Limited, which is expected to close in 2019. Other off-balance sheet obligations also include energy, distribution and service contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank’s requirement to reserve capital. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

Accounting policies

Off-balance sheet commitments are not discounted.

Operating lease commitments

Operating leases are not recognised in HEINEKEN’s statement of financial position. Payments made under operating leases are charged to profit or loss on a straight-line basis over the term of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

The lease commitments contain the lease payments for the non-cancellable period of a lease and the period for extension options that are reasonably certain to be exercised.

Raw materials purchase contracts

Raw material contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas.

13.3    Related parties

Identification of related parties

The following parties are considered to be related to Heineken N.V.:

•	Key management personnel: the Executive Board and the Supervisory Board

•	Parent company Heineken Holding N.V. and ultimate controlling party Mrs. Carvalho-Heineken (refer to ‘Shareholder Information’)

•	Associates and Joint ventures of Heineken N.V.

•	Shareholder with significant influence Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA)

•	HEINEKEN pension funds (refer to note 9.1)

•	Employees of HEINEKEN (refer to note 11.3)

Key management remuneration

In millions of €	2018	2017	2016
Executive Board	12.0	13.3	13.0
Supervisory Board	1.0	1.0	1.0
Total	13.0	14.3	14.0

Executive Board

The remuneration of the members of the Executive Board consists of a fixed component and a variable component. The variable component is made up of a Short-term Incentive (STI) and a Long-term Incentive (LTI). The STI is based on financial and operational measures (75%) and on individual leadership measures (25%) as set by the Supervisory Board. For the LTI we refer to note 6.5.

13.    Other continued

As at 31 December 2018, Mr. J.F.M.L. van Boxmeer held 259,149 Company shares and Mrs. L.M. Debroux held 28,159 Company shares (2017: Mr. J.F.M.L. van Boxmeer 240,695 and Mrs. L.M. Debroux 11,829).

	2018			2017
In thousands of €	J.F.M.L. van Boxmeer	L.M. Debroux	Total	J.F.M.L. van Boxmeer	L.M. Debroux	Total
Fixed salary	1,250	735	1,985	1,200	720	1,920
Short-Term Incentive	2,730	1,147	3,877	2,736	1,173	3,909
Matching share entitlement	610	256	866	622	266	888
Long-Term Incentive	2,732	1,360	4,092	3,623	1,739	5,362
Extraordinary share award/Retention bonus	—	—	—	—	—	—
Pension contributions	873	145	1,018	858	142	1,000
Other emoluments	49	162	211	21	163	184
Total	8,244	3,805	12,049	9,060	4,203	13,263

	2016
In thousands of €	J.F.M.L. van Boxmeer	L. Debroux	Total
Fixed salary	1,200	720	1,920
Short-Term Incentive	3,360	1,440	4,800
Matching share entitlement	751	322	1,073
Long-Term Incentive	3,204	711	3,915
Extraordinary share award/Retention bonus	—	22	22
Pension contributions	944	139	1,083
Other emoluments	21	160	181
Total	9,480	3,514	12,994

The matching share entitlements for each year are based on the performance in that year. The Executive Board members receive 25% of their STV pay in (investment) shares. In addition they have the opportunity to indicate before year-end whether they wish to receive up to another 25% of their STI in (investment) shares. All (investment) shares are restricted for sale for five calendar years, after which they are matched 1:1 by (matching) shares. For 2018 the Executive Board members did not elect to receive additional (investment) shares, hence the ‘Matching share entitlement’ in the table above is based on a 25% investment. In 2017 and 2016 the investment was 25% for both Executive Board members as well. From an accounting perspective the corresponding matching shares vest immediately and as such a fair value of €0.9 million was recognised in the 2018 income statement. The matching share entitlements are not dividend-bearing during the five calendar year holding period of the investment shares. Therefore, the fair value of the matching share entitlements has been adjusted for missed expected dividends by applying a discount based on the dividend policy and vesting period.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of €	2018	2017	2016
G.J. Wijers	163	160	163
J.A. Fernández Carbajal	109	114	109
M. Das	85	85	88
M.R. de Carvalho	96	90	96
A.M. Fentener van Vlissingen[1]	43	85	91
V.C.O.B.J. Navarre	74	70	74
J.G. Astaburuaga Sanjinés	104	99	99
H. Scheffers[2]	—	40	83
J.M. Huët	86	82	88
P. Mars-Wright	103	95	49
Y. Dervisoglu	70	70	44
M. Helmes[3]	62	—	—
M.E. Minnick[4]	—	—	28
	995	990	1,012

[1]	Stepped down as at 19 April 2018.
[2]	Stepped down as at 20 April 2017.
[3]	Appointed as at 19 April 2018.
[4]	Stepped down as at 21 April 2016

Mr. Michel de Carvalho held 100,008 shares of Heineken N.V. as at 31 December 2018 (2017: 100,008 shares). As at 31 December 2018 and 2017, the Supervisory Board members did not hold any of the Company’s bonds or option rights. Mr. Michel de Carvalho held 100,008 shares of Heineken Holding N.V. as at 31 December 2018 (2017: 100,008 ordinary shares).

13.    Other continued

Heineken Holding N.V.

In 2018, an amount of €1,393,537 (2017: €714,412, 2016: €1,159,905) was paid to Heineken Holding N.V. for management services for HEINEKEN.

This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its costs.

Other related party transactions

	Associates & Joint Ventures			FEMSA			Total
In millions of €	2018	2017	2016	2018	2017	2016	2018	2017	2016
Sales	467	300	441	1,235	1,168	797	1,702	1,468	1,238
Purchases	271	479	375	144	168	151	415	647	526

Accounts receivables	93	88	95	274	238	170	367	326	265
Accounts payables and other liabilities	40	68	37	43	42	70	83	110	107

13.4    HEINEKEN entities

Control of HEINEKEN

The shares of the Company are traded on Euronext Amsterdam, where the Company is included in the main AEX Index. Heineken Holding N.V. Amsterdam has an interest of 50.005% in the issued capital of the Company and consolidates the financial information of the Company.

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code has been issued with respect to legal entities established in the Netherlands. In the below table the list of the legal entities for which the declaration has been issued.

13.    Other continued

		Percentage of ownership
	Country of incorporation	2018	2017
Heineken Nederlands Beheer B.V.	The Netherlands	100%	100%
Heineken Group B.V.	The Netherlands	100%	100%
Heineken Brouwerijen B.V.	The Netherlands	100%	100%
Heineken CEE Investments B.V.	The Netherlands	100%	100%
Heineken Nederland B.V.	The Netherlands	100%	100%
Heineken International B.V.	The Netherlands	100%	100%
Heineken Supply Chain B.V.	The Netherlands	100%	100%
Heineken Global Procurement B.V.	The Netherlands	100%	100%
Heineken Mexico B.V.	The Netherlands	100%	100%
HIBV Skopje Holdings B.V.	The Netherlands	100%	100%
Heineken Beer Systems B.V.	The Netherlands	100%	100%
Amstel Brouwerij B.V.	The Netherlands	100%	100%
Vrumona B.V.	The Netherlands	100%	100%
B.V. Beleggingsmaatschappij Limba	The Netherlands	100%	100%
Brand Bierbrouwerij B.V.	The Netherlands	100%	100%
Brasinvest B.V.	The Netherlands	100%	100%
Heineken Asia Pacific B.V.	The Netherlands	100%	100%
B.V. Handel- en Exploitatie Maatschappij Schoonhoven	The Netherlands	100%	100%
Distilled Trading International B.V.	The Netherlands	100%	100%
Premium Beverages International B.V.	The Netherlands	100%	100%
De Brouwketel B.V.	The Netherlands	100%	100%
Proseco B.V.	The Netherlands	100%	100%
Roeminck Insurance N.V.	The Netherlands	100%	100%
Heineken Americas B.V.	The Netherlands	100%	100%
Heineken Export Americas B.V.	The Netherlands	100%	100%
Amstel Export Americas B.V.	The Netherlands	100%	100%
Heineken Brazil B.V.	The Netherlands	100%	100%
B.V. Panden Exploitatie Maatschappij PEM	The Netherlands	100%	100%
Heineken Exploitatie Maatschappij B.V.	The Netherlands	100%	100%
Hotel De L’Europe B.V.	The Netherlands	100%	100%
Hotel De L’Europe Monumenten I B.V.	The Netherlands	100%	100%
Hotel De L’Europe Monumenten II B.V.	The Netherlands	100%	100%
Heineken Groothandel B.V.	The Netherlands	100%	100%
Heineken Horeca Services B.V.	The Netherlands	100%	100%
Online Drinks B.V.	The Netherlands	100%	100%
Beerwulf B.V.	The Netherlands	100%	100%
Heineken Belize B.V.	The Netherlands	100%	100%

Pursuant to the provisions of Section 357 of the Republic of Ireland Companies Act 2014, the Company irrevocably guarantees, in respect of the financial year from 1 January 2018 up to and including 31 December 2018, the liabilities referred to in Schedule 3 of the Republic of Ireland Companies Act 2014 of the wholly-owned subsidiary companies Heineken Ireland Limited, Heineken Ireland Sales Limited, The West Cork Bottling Company Limited, Western Beverages Limited, Beamish & Crawford Limited and Nash Beverages Limited.

Significant subsidiaries

Set out below are HEINEKEN’s significant subsidiaries at 31 December 2018. The subsidiaries as listed below are held by the Company and the proportion of ownership interests held equals the proportion of the voting rights held by HEINEKEN. The disclosed significant subsidiaries represent the largest subsidiaries and represent an approximate total revenue of €15 billion and total asset value of €22 billion and are structural contributors to the business.

There were no significant changes to the HEINEKEN structure and ownership interests.

		Percentage of ownership
	Country of incorporation	2018	2017
Heineken International B.V.	The Netherlands	100.0	100.0
Heineken Brouwerijen B.V.	The Netherlands	100.0	100.0
Heineken Nederland B.V.	The Netherlands	100.0	100.0
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100.0	100.0
Cervejarias Kaiser Brasil S.A.	Brazil	100.0	100.0
Bavaria S.A.	Brazil	100.0	100.0
Heineken France S.A.S.	France	100.0	100.0
Nigerian Breweries Plc.	Nigeria	56.0	56.0
Heineken USA Inc.	United States	100.0	100.0
Heineken UK Ltd	United Kingdom	100.0	100.0
Heineken España S.A.	Spain	99.8	99.8
Heineken Italia S.p.A.	Italy	100.0	100.0
Brau Union Österreich AG	Austria	100.0	100.0
Grupa Zywiec S.A.	Poland	65.2	65.2
LLC Heineken Breweries	Russia	100.0	100.0
Heineken Vietnam Brewery Limited Company	Vietnam	60.0	60.0

13.    Other continued

13.5    Subsequent events

No material subsequent events occurred.

13.6    Other disclosures

Remuneration

Refer to note 13.3 of the consolidated financial statements for the remuneration and incentives of the Executive Board and Supervisory Board.

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

Amsterdam, 12 February 2019	Executive Board	Supervisory Board
	Van Boxmeer	Wijers
	Debroux	Fernández Carbajal
Das
de Carvalho
Navarre
Astaburuaga Sanjinés
Huët
Mars-Wright
Dervisoglu
Helmes