Form 20-F
period 2019-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2020-04-28
CIK 1061736

As filed with the Securities and Exchange Commission on April 28, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number 001-35934

Fomento Económico Mexicano, S.A.B. de C.V.

(Exact name of registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, NL 64410 Mexico

(Address of principal executive offices)

Juan F. Fonseca; Tel (52-818) 328-6167; investor@femsa.com.mx

General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, NL 64410 Mexico

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbols:	Name of each exchange on which registered:
American Depositary Shares, each representing 10 BD Units, and each BD Unit consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value	FMX	New York Stock Exchange
2.875% Senior Notes due 2023	FMX23	New York Stock Exchange
4.375% Senior Notes due 2043	FMX43	New York Stock Exchange
3.500% Senior Notes due 2050	FMX50	New York Stock Exchange

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

References

The terms “FEMSA,” “our company,” “we,” “us” and “our” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our former subsidiary Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) as “Heineken Mexico” or “FEMSA Cerveza,” to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V. as “Coca-Cola FEMSA” and to our subsidiary FEMSA Comercio, S.A. de C.V. as “FEMSA Comercio.” FEMSA Comercio is comprised of a Proximity Division, Fuel Division and Health Division, which we refer to as the “Proximity Division,” “Fuel Division” and “Health Division,” respectively. Our equity investment in Heineken, through subsidiaries of FEMSA, including CB Equity LLP, “CB Equity,” is referred to as the “Heineken Investment.”

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 18.8600 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2019, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 24, 2020, this exchange rate was Ps. 24.8225 to US$ 1.00.

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

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with or among our affiliated companies, effects on our company’s points of sale performances from changes in economic conditions, changes or interruptions in our information technology systems, effects on our company from changes to our various suppliers’ business and demands, competition, significant developments in Mexico and the other countries where we operate, our ability to successfully integrate mergers and acquisitions we have completed in recent years, international economic or political conditions, future outbreak of diseases, or the spread of already existing diseases (including the novel coronavirus disease, also known as COVID-19) and its effect on customer behavior or changes in our regulatory environment. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2019 and 2018, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2019, 2018 and 2017. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Pursuant to IFRS, the information presented in this annual report presents financial information for 2019, 2018, 2017, 2016 and 2015 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment.

In the case of Argentina, on July 1, 2018, the economy was designated as hyperinflationary based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to such date exceeded 100%, according to the available indexes in the country. As a result, the financial statements of our Argentine operations were remeasured in its functional currency (Argentine peso) but they were not restated in its presentation currency (Mexican pesos) since Mexico is not considered a hyperinflationary economy. In addition, our financial statements for prior periods were not restated for comparative purposes. Effective as of January 1, 2018, we revised the financial information of our Argentine operations to recognize the inflationary effects before it was converted to Mexican pesos using the official exchange rate published by the local central bank at the end of each period. For further information, see notes 3.3 and 3.4 to our audited consolidated financial statements.

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

Commencing on February 1, 2017, Coca-Cola FEMSA started consolidating the financial results of Coca-Cola FEMSA Philippines, Inc. (“KOF Philippines”) in Coca-Cola FEMSA’s financial statements. In August 2018, Coca-Cola FEMSA’s subsidiary Controladora de Inversiones en Bebidas Refrescantes, S.L. (“CIBR”) notified The Coca-Cola Company (“TCCC”) of its decision to exercise its option to sell its 51.0% stake in KOF Philippines and, on December 13, 2018, CIBR completed this sale. As a result, KOF Philippines was classified as an asset held for sale commencing on August 31, 2018 and as a discontinued operation for the year ended December 31, 2018, and the corresponding results for 2017 were restated for comparative purposes. Commencing on January 1, 2018, Coca-Cola FEMSA stopped accounting for KOF Philippines and, specifically its Asia division, as a separate reporting segment. The net gain derived from the sale of KOF Philippines, as well as KOF Philippines’ results of operations from January 1, 2018 through December 12, 2018 were recorded in Coca-Cola FEMSA consolidated financial statements as part of its Mexico and Central America consolidated reporting segment. For further information, see note 4.2.1 to our audited consolidated financial statements.

Except when specifically indicated, information in this annual report is presented as of December 31, 2019 and does not give effect to any transaction, financial or otherwise, subsequent to that date.

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

	December 31,
	2019(1)	2019	2018(3)(6)	2017(2)(3)	2016(2)(4)	2015(5)
	(in millions of Mexican pesos or millions of U.S. dollars, except percentages and share and per share data)
Income Statement Data (for the year ended):
Total revenues	$ 26,867	Ps. 506,711	Ps. 469,744	Ps. 439,932	Ps. 399,507	Ps. 311,589
Gross profit	10,153	191,481	175,170	162,090	148,204	123,179
Income before income taxes from continuing operations and share of the profit of equity accounted investees	1,713	32,296	33,630	35,771	28,556	25,163
Income taxes	555	10,476	10,169	10,213	7,888	7,932
Consolidated net income	1,488	28,048	33,079	37,207	27,175	23,276
Controlling interest net income from continuing operations	1,098	20,699	22,560	40,864	21,140	17,683
Non-controlling interest net income (loss) from continuing operations	390	7,349	7,153	(7,383)	6,035	5,593
Basic controlling interest net income from continuing operations:
Per Series B Share	0.05	1.03	1.13	2.04	1.05	0.88
Per Series D Share	0.07	1.29	1.41	2.55	1.32	1.10
Diluted controlling interest net income from continuing operations:
Per Series B Share	0.05	1.03	1.13	2.04	1.05	0.88
Per Series D Share	0.07	1.29	1.41	2.55	1.32	1.10
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4	9,246.4	9,246.4	9,246.4	9,246.4	9,246.4
Series D Shares	8,644.7	8,644.7	8,644.7	8,644.7	8,644.7	8,644.7
Allocation of earnings:
Series B Shares	46.11%	46.11%	46.11%	46.11%	46.11%	46.11%
Series D Shares	53.89%	53.89%	53.89%	53.89%	53.89%	53.89%
Financial Position Data (as of):
Total assets	$33,804	Ps. 637,541	Ps. 576,381	Ps. 588,541	Ps. 545,623	Ps. 409,332
Current liabilities	7,240	136,534	101,464	105,022	86,289	65,346
Long-term debt(7)	5,395	101,747	114,990	117,758	131,967	85,969
Leases liabilities(8)	2,508	47,292	—	—	—	—
Other non-current liabilities	1,389	26,217	24,385	28,849	41,197	16,161
Capital stock	178	3,348	3,348	3,348	3,348	3,348
Total equity	17,272	325,751	335,542	336,912	286,170	241,856
Controlling interest	13,361	251,989	257,053	250,291	211,904	181,524
Non-controlling interest	3,911	73,762	78,489	86,621	74,266	60,332
Other Information
Depreciation	$1,239	Ps. 23,361	Ps. 14,698	Ps. 13,799	Ps. 12,076	Ps. 9,761
Capital expenditures(9)	1,357	25,579	24,266	23,486	22,155	18,885
Gross margin(10)	38%	38%	37%	37%	37%	40%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 18.8600 to US$ 1.00 solely for the convenience of the reader.
(2)

The exchange rate used to translate our operations in Venezuela as of and for the year ended on December 31, 2017 which was the DICOM rate of 22,793 bolivars to US$ 1.00 and compared to the year ended on December 31, 2016 of 673.76 bolivars to US$ 1.00. See “Item 3. Key Information—Selected Consolidated Financial Data” and note 3.3 of our audited consolidated financial statements.

(3)

The consolidated information presented does not include Coca-Cola FEMSA’s 51% stake in KOF Philippines as a result of the sale which was finalized on December 13, 2018. The operations of KOF Philippines were reclassified as discontinued operations in our audited consolidated income statements for the years ended December 31, 2018 and 2017 (revised). For related information regarding the sale of KOF Philippines, see “Item 4. Information on the Company—Corporate History and Recent Developments” and note 4.2 to our audited consolidated financial statements.

(4)	Includes results of Vonpar, S.A. (“Vonpar” or “Grupo Vonpar”), from December 2016, and other business acquisitions.
(5)	Includes results of Socofar, S.A. (“Socofar” or “Grupo Socofar”), from October 2015, the Fuel Division from March 2015 and other business acquisitions.
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

(8)

We have adopted IFRS 16 “Leases” as of January 1, 2019 using the modified retrospective approach under which the comparative information is not restated. See Note 2.4.1 to our audited consolidated financial statements.

(9)	Includes investments in property, plant and equipment, intangible and other assets, net of cost of long-lived assets sold and write-off.
(10)	Gross margin is calculated by dividing gross profit by total revenues.

Dividends

We have historically paid dividends per BD Unit (including in the form of American Depositary Shares, or “ADSs”) approximately equal to or greater than 1% of the market price on the date of declaration, subject to changes in our results and financial position, including due to extraordinary economic events and to the factors described in “Item 3. Key Information— Risk Factors” that affect our financial condition and liquidity. These factors may affect whether or not dividends are declared and the amount of such dividends. We do not expect to be subject to any contractual restrictions on our ability to pay dividends, although our subsidiaries may be subject to such restrictions. Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, we cannot assure you that we will pay dividends or as to the amount of any dividends.

The table below sets forth the nominal amount of dividends paid per share in Mexican peso and translated into U.S. dollars and their respective payment dates for the 2015 to 2018 fiscal years. On March 20, 2020, our shareholders approved a cash dividend of Ps. 10,360,354,065, consisting of Ps. 05167 per Series B Share and Ps. 0.6458 per Series D Share, for the 2019 fiscal year, which will be paid no later than November 5, 2020 in one or two installments on the dates to be determined by our board of directors.

Date Dividend Paid	Fiscal Year with Respect to which Dividend was Declared	Aggregate Amount of Dividend Declared		Per Series B Share Dividend	Per Series B Share Dividend(1)	Per Series D Share Dividend	Per Series D Share Dividend(1)
May 5, 2016 and November 3, 2016	2015	Ps.	8,355,000,000	Ps. 0.4167	$0.0225	Ps. 0.5208	$0.0282
May 5, 2016				Ps. 0.2083	$0.0117	Ps. 0.2604	$0.0146
November 3, 2016				Ps. 0.2083	$0.0108	Ps. 0.2604	$0.0135
May 5, 2017 and November 3, 2017	2016	Ps.	8,636,000,000	Ps. 0.4307	$0.0226	Ps. 0.5383	$0.0282
May 5, 2017				Ps. 0.2153	$0.0113	Ps. 0.2692	$0.0142
November 3, 2017				Ps. 0.2153	$0.0112	Ps. 0.2692	$0.0140
May 4, 2018 and November 6, 2018	2017	Ps.	9,220,625,674	Ps. 0.4598	$0.0236	Ps. 0.5748	$0.0294
May 4, 2018				Ps. 0.2299	$0.0120	Ps. 0.2874	$0.0150
November 6, 2018				Ps. 0.2299	$0.0116	Ps. 0.2874	$0.0145
May 7, 2019 and November 5, 2019	2018	Ps.	9,691,944,126	Ps. 0.4833	$0.0253	Ps. 0.6042	$0.0316
May 7, 2019				Ps. 0.2417	$0.0127	Ps. 0.3021	$0.0159
November 5, 2019				Ps. 0.2417	$0.0126	Ps. 0.3021	$0.0157

(1) Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.

Our shareholders approve our audited consolidated financial statements, together with a report by the board of directors, for the previous fiscal year at the annual ordinary general shareholders meeting (“AGM”). Once the holders of Series B Shares have approved the audited consolidated financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. As of the date of this annual report, the legal reserve of our company is fully constituted. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are enough to offset losses from prior fiscal years.

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

Subject to certain exceptions contained in the deposit agreement dated May 11, 2007, among FEMSA, The Bank of New York Mellon, as ADS depositary and holders and beneficial owners from time to time of our ADSs, evidenced by American Depositary Receipts (“ADRs”), any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars. As a result, restrictions on the conversion of Mexican pesos into foreign currencies may affect the ability of holders of our ADSs to receive U.S. dollars, and exchange rate fluctuations may affect the U.S. dollar amount received by holders of our ADSs.

Risk Factors

Risks Related to Our Company

Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages through standard bottler agreements in the territories where it operates, which we refer to as “Coca-Cola FEMSA’s territories.” Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages from affiliates of TCCC, which price may be unilaterally determined from time to time by TCCC in all such territories. Coca-Cola FEMSA is also required to purchase sweeteners and other raw materials only from companies authorized by TCCC. Increases in the cost, disruption of supply or shortage of ingredients for concentrate could have an adverse effect on Coca-Cola FEMSA’s business. See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Territories.”

In addition, under Coca-Cola FEMSA’s bottler agreements, it is prohibited from bottling or distributing any other beverages without TCCC’s authorization or consent and it may not transfer control of the bottler rights of any of its territories without prior consent from TCCC.

TCCC makes significant contributions to Coca-Cola FEMSA’s marketing expenses, although it is not required to contribute a particular amount. Accordingly, TCCC may discontinue or reduce such contributions at any time.

Coca-Cola FEMSA depends on TCCC to continue with its bottler agreements. Coca-Cola FEMSA’s bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Bottler Agreements.” Termination of any such bottler agreement would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory. The foregoing and any other adverse changes in Coca-Cola FEMSA’s relationship with TCCC would have an adverse effect on its business, financial condition, results of operations and prospects.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interests of Coca-Cola FEMSA’s shareholders other than The Coca-Cola Company.

TCCC has substantial influence on the conduct of Coca-Cola FEMSA’s business. As of the date of this report, TCCC indirectly owned 27.8% of Coca-Cola FEMSA’s outstanding capital stock, representing 32.9% of Coca-Cola FEMSA’s capital stock with full voting rights. TCCC is entitled to appoint up to five of Coca-Cola FEMSA’s maximum of 21 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. See

“Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreements” The interests of TCCC may be different from the interests of Coca-Cola FEMSA’s other shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interests of such other shareholders.

Changes in consumer preferences and public concern about health-related and environmental issues could reduce demand for some of Coca-Cola FEMSA’s products.

The non-alcoholic beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where Coca-Cola FEMSA operates. These include increases in tax rates or the imposition of new taxes on the sale of certain beverages and other regulatory measures, such as restrictions on advertising for some of Coca-Cola FEMSA’s products and additional regulations concerning the labeling or sale of Coca-Cola FEMSA’s products. Moreover, researchers, health advocates and dietary guidelines encourage consumers to reduce their consumption of certain types of beverages sweetened with sugar and high fructose corn syrup (“HFCS”). In addition, concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or Coca-Cola FEMSA’s failure to meet consumers’ preferences, could reduce demand for some of Coca-Cola FEMSA’s products, which would adversely affect its business, financial condition, results of operations and prospects. See “Item 4. Information on the Company—Coca-Cola FEMSA—Business Strategy.”

Changes in laws and regulations relating to beverage containers and packaging may adversely affect Coca-Cola FEMSA’s business.

Coca-Cola FEMSA currently offers non-refillable and refillable containers across its territories, among other product presentations. Certain legislative and regulatory reforms have been proposed in some of the territories where Coca-Cola FEMSA operates to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future elsewhere. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.” Consumers’ increased concerns and changing attitudes about the solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of Coca-Cola FEMSA’s territories, they could affect Coca-Cola FEMSA’s costs or require changes in its distribution model and packaging, which could reduce Coca-Cola FEMSA’s net operating revenues and profitability.

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

Coca-Cola FEMSA relies on networks, information systems and other technology, or “IT systems”, including the Internet and third-party hosted platforms and services, to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing and collection of payments and to store client and employee personal data. Coca-Cola FEMSA uses IT systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because IT systems are critical to many of Coca-Cola FEMSA’s operating activities, its business may be impacted by system shutdowns, service disruptions or security breaches. In addition, such incidents could result in unauthorized disclosure of material confidential information or regulated individual personal data. Coca-Cola FEMSA could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. Any severe damage, disruption or shutdown in Coca-Cola FEMSA’s IT systems could have a material adverse effect on its business, financial condition, results of operations and prospects.

In order to address risks to its IT systems, Coca-Cola FEMSA continues to make investments in personnel, technologies, cyber insurance and training of its personnel. Coca-Cola FEMSA maintains an IT risk management program that is supervised by its senior management. Reports on such IT risk management program are presented to the Audit Committee of its board of directors on a quarterly basis. As part of this program, Coca-Cola FEMSA has a cybersecurity framework, internal policies and cross-functional surveillance.

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

The prices for Coca-Cola FEMSA’s other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs (including sweeteners and packaging materials) from suppliers approved by TCCC, which may limit the number of suppliers available to Coca-Cola FEMSA. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country where it operates, while the prices of certain materials, including those used in the bottling of its products, mainly polyethylene terephthalate, or PET resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. Coca-Cola FEMSA cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that Coca-Cola FEMSA will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—Raw Materials.”

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

Coca-Cola FEMSA operates in multiple territories and is subject to complex regulatory frameworks with increased enforcement activities. Coca-Cola FEMSA maintains a compliance program that is supervised by its senior management. Reports on such compliance program are presented to the Audit Committee of its board of directors on a semi-annual basis. Despite Coca-Cola FEMSA’s internal governance and compliance processes, Coca-Cola FEMSA may be subject to unexpected breaches by its employees, contractors or other agents to its code of ethics, anti-corruption policies and business conduct protocols, including instances of fraudulent behavior, corrupt practices and dishonesty by any of them. Coca-Cola FEMSA’s failure to comply with applicable laws and other standards could harm its reputation, subject Coca-Cola FEMSA to substantial fines, sanctions or penalties and adversely affect its business. There is no assurance that Coca-Cola FEMSA will be able to comply with changes in any laws and regulations within the timelines established by the relevant regulatory authorities.

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

Coca-Cola FEMSA’s operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices, as well as tax, consumer protection, environmental, labor and commercial matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on Coca-Cola FEMSA’s business, financial condition, results of operations and prospects. See “Item 8. Financial Information—Legal Proceedings.”

Weather conditions, natural disasters and public health crises may adversely affect Coca-Cola FEMSA’s business, financial condition, results of operations and prospects.

Lower temperatures, higher rainfall, other adverse weather conditions such as hurricanes, natural disasters such as earthquakes and floods, and public health crises such as pandemics or epidemics may negatively impact consumer patterns, which may result in reduced sales of Coca-Cola FEMSA’s beverage offerings. Additionally, such adverse weather conditions, natural disasters and public health crises may affect plant installed capacity, road infrastructure and points of sale in the territories where Coca-Cola FEMSA operates and limit its ability to produce, sell and distribute its products, thus affecting its business, financial condition, results of operations and prospects.

The recent outbreak of COVID-19 has negatively affected global and regional economic conditions. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its duration, the full impact of COVID-19 on Coca-Cola FEMSA’s business is unknown at this time and difficult to predict. Nevertheless, Coca-Cola FEMSA expects that the imposition of measures and regulations in the territories where it operates aimed at containing the outbreak may have a negative impact on its full year financial and operating results. To date, these measures and regulations have included the direction to refrain from dining at restaurants, the cancellation of major sporting and entertainment events, material reduction in travel, the promotion of social distancing, the adoption of work-from-home policies and, in certain territories, compulsory lockdowns. Any prolonged outbreak of COVID-19 could result in the imposition of more restrictive measures in the territories in which Coca-Cola FEMSA operates, further quarantines or closures, supply-chain disruptions, travel and transportation restrictions and/or import and export restrictions which could further adversely affect Coca-Cola FEMSA’s business.

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

The retail sector is highly competitive in the markets where FEMSA Comercio operates. The Proximity Division participates in the retail sector primarily through its OXXO stores, which face competition from small-format stores (such as 7-Eleven, Circle K, Tiendas D1, Ara, Tostao, Tambo Mas and OK Market), other numerous chains of grocery retailers with different size formats (such as Wal-Mart, La Comer, H-E-B, Chedraui, among others), other regional small-format retailers and small neighborhood stores. In particular, small neighborhood stores in Mexico may improve their technological capabilities to enable credit card processing or online bill payments, which would diminish one of the Proximity Division’s competitive advantages.

FEMSA Comercio participates through the Health Division in Mexico, Chile, Colombia and Ecuador. In Mexico, it faces competition from other drugstore chains such as Farmacias Similares, Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, as well as regional and independent pharmacies, supermarkets and other informal neighborhood drugstores. In Chile, relevant competitors are chain drugstores such as Farmacias Ahumada and Salcobrand, while in Colombia, the most relevant competitors are La Rebaja, Unidrogas, Olimpica, Cafam, Colsubsidio and Farmatodo. In Ecuador, Grupo Difare is the main competitor.

For the Fuel Division, the government reforms over Mexico’s fuel distribution market has altered the competitive dynamics of the industry. The consolidation process, expected to continue as more large companies and international competitors continue to enter and expand through the market, may occur rapidly and materially alter the market dynamics in Mexico. Currently, the Fuel Division faces competition from international players such as British Petroleum, Mobil, Repsol and Shell, regional chains such as Corpogas, Hidrosina, G500 and Petro-7 and hard discount chains like Good Price and Gulf, as well as small independently owned and operated service stations.

FEMSA Comercio may face additional competition from new market participants. The increase in competition may limit the number of new locations available and could require FEMSA Comercio to modify its value proposition. Consequently, future competition may affect the results of operations, financial condition and prospects of FEMSA Comercio. The shift in the retail sector from brick and mortar retailers to online and mobile platforms could also adversely affect FEMSA Comercio’s business, results of operations, financial condition and prospects.

We expect the competitive environment will continue to evolve as new technologies are developed based on changing consumer behavior. The continuing migration and evolution of retailing and financial services to online and mobile-based platforms for consumers may increase competition that could adversely affect FEMSA Comercio.

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

FEMSA Comercio’s business expansion strategy and entry into new markets and retail formats may lead to decreased profit margins and integration risks.

FEMSA Comercio has entered into new markets through an organic expansion and the acquisition of other small-format retail businesses and continues to seek investment opportunities through this strategy. These new businesses are currently less profitable than our more established ones and as a result may marginally dilute FEMSA Comercio’s margins in the short to medium term.

Key elements to achieving the benefits and expected synergies of FEMSA Comercio’s acquisitions are the integration of acquired businesses’ operations into FEMSA Comercio’s operations in a timely and effective manner and the retention of qualified and experienced key personnel. FEMSA Comercio may incur unforeseen liabilities in connection with acquiring, taking control of, or managing businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into FEMSA Comercio’s operating structure. We cannot assure you that these efforts will be successful or completed as expected, and FEMSA Comercio’s business, financial condition, results of operations and prospects could be adversely affected if FEMSA Comercio is unable to do so.

Regulatory changes in the countries where we operate may adversely affect FEMSA Comercio’s business.

In the markets where it operates, FEMSA Comercio is subject to regulation in areas such as labor, zoning, operations, environmental and related local permits, health and safety and anti-money laundering regulations. Changes in existing laws and regulations, the adoption of new laws or regulations, changes in policy by regulators or a stricter or changing interpretation or enforcement thereof in the countries where FEMSA Comercio operates may increase its operating and compliance costs or impose restrictions on its operations and expansion which, in turn, may adversely affect the results of operations, financial condition and prospects of FEMSA Comercio’s business. In addition, changes in current laws and regulations may negatively impact customer traffic, revenues, operational costs and commercial practices, which may have an adverse effect on results of operations, financial condition and prospects of FEMSA Comercio.

FEMSA Comercio is subject to anti-money laundering laws and regulations in the countries in which it operates. Any violation of any such laws or regulations may adversely affect FEMSA Comercio’s business.

FEMSA Comercio is subject to anti-money laundering laws and regulations in the jurisdictions in which it operates and is required to comply with the applicable laws and regulations of the countries in which it operates. Such laws and regulations require FEMSA Comercio to adopt and implement policies, procedures and controls designed to detect and prevent transactions with third parties involved in money laundering. Although we have such policies, procedures and controls in place, given the number of transactions made in FEMSA Comercio’s stores, it may be subject to the risk that its clients or third parties may misuse its services and engage in money laundering or other related illegal activities. There can be no assurance that FEMSA Comercio’s internal policies, procedures and controls will be sufficient to detect or prevent all inappropriate practices, including money laundering, fraud or other violations of law or that any person will not take actions in violation of FEMSA Comercio’s policies, procedures and controls. If FEMSA Comercio is unable to fully comply with anti-money laundering laws and regulations, the relevant government authorities have the power and authority to investigate FEMSA Comercio and, in the event that it determines that FEMSA Comercio is in violation of anti-money laundering laws and regulations, impose significant fines, penalties and remedies.

FEMSA Comercio’s business highly depends on information technology and a failure, interruption or breach of its IT systems could adversely affect it.

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

In order to address risks to its IT systems, FEMSA Comercio continues to make investments in personnel, technologies, cyber insurance and training of its personnel. FEMSA Comercio maintains an IT risk management program which is supervised by its senior management. Reports on such IT risk management program are presented to the Audit Committee of the board of directors on a quarterly basis. As part of this program, FEMSA Comercio has a cybersecurity framework, internal policies and cross-functional surveillance and governance.

Although FEMSA Comercio constantly improves and protects its IT systems with advanced security measures, they still may be subject to defects, interruptions or security breaches such as viruses or data theft. Such a defect, interruption or breach could adversely affect the results of operations, financial condition and prospects of FEMSA Comercio.

FEMSA Comercio’s business may be adversely affected by an increase in the price of electricity in the markets where it operates.

The performance of FEMSA Comercio’s points of sale would be adversely affected by increases in the price of utilities on which the stores and stations depend, such as electricity. Electricity prices could potentially increase further as a result of inflation, shortages, interruptions in supply or other reasons, and such an increase could adversely affect the results of operations, financial condition and prospects of FEMSA Comercio’s business.

Negative or inaccurate information on social media could adversely affect FEMSA Comercio’s reputation.

In recent years, there has been a considerable increase in the use of social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications that allow individual access to a broad audience of consumers and other interested persons. Consumers value readily available information concerning retailers, manufacturers and their goods and services, and often act on such information without further investigation, authentication and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is virtually limitless.

Negative or inaccurate information concerning or affecting FEMSA Comercio’s trademarks may be posted on such platforms at any time. This information may harm FEMSA Comercio’s reputation or brand image without affording the corporation an opportunity for redress or correction. Further, the disclosure of non-public company-sensitive information by FEMSA Comercio’s workforce or others through external social media channels may have adverse legal implications. The risks associated with any such negative publicity could in turn have a material adverse effect on its business, results of operations, financial condition and prospects.

Tax changes in the countries where we operate could adversely affect FEMSA Comercio’s business.

The imposition of new taxes, increases in existing taxes or changes in the interpretation of tax laws and regulations by tax authorities, may have a material adverse effect on the results of operations, financial condition and prospects of FEMSA Comercio’s business.

The Proximity Division may not be able to maintain its historic growth rate.

The Proximity Division increased the number of OXXO stores at a compound annual growth rate of 8.3% from 2015 to 2019. The growth in the number of OXXO stores has driven growth in total revenue and results of operations at the Proximity Division over the same period. As the overall number of stores increases, percentage growth in the number of

OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket and store traffic. As a result, our future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. We cannot assure that the revenues and cash flows of the Proximity Division that come from future retail stores will be comparable with those generated by existing retail stores. See “Item 4. Information on the Company—FEMSA Comercio—Proximity Division—Store Locations.”

The Health Division’s sales may be affected by a material change in institutional sale trends in some of the markets where it operates.

In some of the markets where we operate, the sales of the Health Division are highly dependent on institutional sales, as well as traditional, open-market sales. The institutional market involves public and private health care providers, and the performance of the Health Division could be affected by its ability to maintain and grow its client base.

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

The Fuel Division mainly sells gasoline and diesel through owned or leased retail service stations. Previously, the prices of these products were regulated in Mexico by the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”). Since 2017, fuel prices gradually began to follow the dynamics of the international fuel market, and in 2020 we expect them to continue to do so in accordance with the regulatory framework, which may also adversely affect the results of operations, financial condition and prospects of the Fuel Division’s business.

The Fuel Division’s performance may be affected by changes in commercial terms with suppliers, or disruptions to the industry supply chain.

The Fuel Division mainly purchases gasoline and diesel for its operations in Mexico. The fuel market in Mexico recently experienced structural changes that should gradually increase the number of suppliers. In the event of changes in the industry, commercial terms for the Fuel Division could deteriorate in the future, and potential disruptions to the supply chain to our gas stations could adversely impact the financial performance and prospects of the Fuel Division.

The Fuel Division’s business could be affected by new safety and environmental regulations enforced by the government, global environmental regulations and new energy technologies.

Federal, state and municipal laws and regulations for the installation and operation of service stations are becoming more stringent. Compliance with these laws and regulations is often difficult and costly. Global trends to reduce the consumption of fossil fuels through incentives and taxes could push sales of these fuels at service stations to slow or decrease in the future and automotive technologies, including efficiency gains in traditional fuel vehicles and increased popularity of alternative fuel vehicles, such as electric and liquefied petroleum gas (“LPG”) vehicles, have caused a significant reduction in fuel consumption globally. Other new technologies could further reduce the sale of traditional fuels, all of which could adversely affect results of operations and financial condition of the Fuel Division. See “Item 4. Information on the Company—Regulatory Matters—Environmental Matters.”

Risks Related to Mexico and the Other Countries Where We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results.

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2019, 68.4% of our consolidated total revenues were attributable to Mexico. During 2018 and 2019, the Mexican gross domestic product (“GDP”) increased by approximately 2.0% and decreased by 0.1%, respectively, on an annualized basis compared to the previous year. We cannot assure that such conditions will not continue to slow down in the future or will not have a material adverse effect on our business, results of operations, financial condition and prospects going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results.

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

In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results. Mexican peso-denominated debt (including currency hedges) constituted 54.5% of our total debt as of December 31, 2019.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar could adversely affect our financial position and results.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso, which is our main operating currency, may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and, as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. During 2019, the Mexican peso slightly appreciated relative to the U.S. dollar by approximately 3.9% compared to 2018. During 2018 and 2017, the Mexican peso experienced fluctuations relative to the U.S. dollar consisting of 0.02% of appreciation and 4.8% of appreciation, respectively, compared to the years 2017 and 2016, respectively. Through April 24, 2020, the Mexican peso has depreciated 31.7% since December 31, 2019.

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

Mexican political events may significantly affect our operations. The most recent presidential and federal congressional elections were held on July 1, 2018. The President-elect, Andrés Manuel López Obrador, a member of the National Regeneration Movement (Movimiento Regeneración Nacional), took office on December 1, 2018. The President’s term will expire on September 30, 2024. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect economic conditions in Mexico or the sector in which we operate. The Mexican president and Congress has a strong influence over new policies and governmental actions regarding the Mexican economy, and the new administration could implement substantial changes in law, policy and regulations in Mexico, including reforms to the Constitution, which could negatively affect our business, results of operations, financial condition and prospects. In response to these actions, opponents of the administration could react with, among other things, riots, protests and looting that could negatively affect our operations.

As of the date of this annual report, the National Regeneration Movement holds an absolute majority in the Chamber of Deputies and the Senate and a strong influence in various local legislatures. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations, financial condition and prospects.

Economic, political and social conditions in Mexico and other countries may adversely affect our results.

Many countries worldwide, including Mexico, have suffered significant economic, political and social volatility in recent years, and this may occur again in the future. Global instability has been caused by many different factors, including substantial fluctuations in economic growth, high levels of inflation, changes in currency values, changes in governmental economic or tax policies and regulations and overall political, social and economic instability. We cannot assure you that such conditions will not return or that such conditions will not have a material adverse effect on our financial condition and results.

The Mexican economy and the market value of securities issued by Mexican issuers may be, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Furthermore, economic conditions in Mexico are highly correlated with economic conditions in the United States as a result of the North American Free Trade Agreement (“NAFTA”), and increased economic activity between the two countries. In November 2018, the United States, Mexico and Canada signed the United States-Mexico-Canada Agreement (“USMCA”), which is designed to overhaul and update NAFTA. The USMCA has been ratified by the legislative bodies in all three countries. It remains to be seen what impact the adoption of the USMCA or any subsequent trade agreements made as a response to the USMCA will have on us and our business. If the United States were to withdraw from or materially modify other international trade agreements to which it is a party, or if the United States were to withdraw from the World Trade Organization, certain foreign-sourced goods that we sell may no longer be available at a commercially attractive price or at all, which in turn could have a material adverse effect on our business, results of operations and financial condition. However, there can be no assurance as to what the U.S. administration will do, and the impact of these measures or any others adopted by the new U.S. administration cannot be predicted.

Adverse economic conditions in the United States or other related events could have an adverse effect on the Mexican economy. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Mexico, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Mexican issuers or of Mexican assets. For example, in Chile, an increase in social unrest in late 2019 led to the announcement of a constitutional referendum which is expected to be held in 2020. If social unrest continues in Chile, FEMSA Comercio’s business in the country could be negatively affected. There can be no assurance that future developments in other emerging market countries and in the United States, over which we have no control, will not have a material adverse effect on our financial condition and results.

Natural disasters, weather condition and public health issues, such as the coronavirus pandemic, could adversely affect our business.

Different regions of Mexico and other countries in which we operate could experience torrential rains, hurricanes, earthquakes or other adverse weather and climate conditions, as well as public health issues (including tainted food, food-borne illnesses, food tampering, tampering with or failure of water supply or widespread/pandemic illness such as coronavirus, ebola, the avian or H1N1 flu, MERS) which may negatively impact consumer purchasing power and behavior that could result in reduced sales across our businesses. For example, in December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. The World Health Organization has declared COVID-19 to constitute a “Public Health Emergency of International Concern.” The extent of the impact of the COVID-19 on our operational and financial performance will depend on future developments, including the duration and spread of the outbreak, all of which are highly uncertain and cannot be predicted in the countries in which we operate. Additionally, such adverse weather conditions, natural disasters and public health issues may affect our personnel, assets, road infrastructure and points of sale in the territories in which we operate and thereby limit our ability to operate. Such events could also trigger increases in costs, disruption of supply or shortages of products, thus affecting our business, financial condition, results of operations and prospects. If any of these events becomes significant in duration, our financial condition and results of operations could be materially adversely affected. FEMSA Comercio’s points of sales and some operating facilities have been affected by hurricanes and other weather events in the past, which have resulted in temporary closures and losses. Also, any of these events could force us to increase our capital expenditures to put our assets back in operation. See “Item 4. Information on the Company—Insurance.”

COVID-19 has impacted, and is expected to continue to impact, our non-consolidated entities, including Heineken. Most countries where Heineken operates have reacted by taking far-reaching containment measures such as restrictions of movement for populations and outlet closures, sometimes combined with the mandatory lockdown of production facilities. Heineken's volumes in March 2020 were heavily affected, and it is expected that Heineken's results in the year ended December 31, 2020 will be impacted by lower volumes and other effects, including a significant risk of negative transactional and translational currency impacts due to the devaluation of emerging markets currencies versus the US dollar and the Euro, and the increased risks on credit losses from customers, business continuity of small suppliers, impairments and non-effective hedge contracts. Due to the speed with which the COVID-19 situation is developing and the fact that the duration of the situation is not known, there is uncertainty around its ultimate impact on financial and operating results. Any prolonged outbreak of COVID-19 and more restrictive measures could further adversely affect Heineken's business.

Cybersecurity incidents and other breaches of network or information technology security could have an adverse effect on our business and our reputation.

We use information systems to operate our business, to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because information systems are critical to many of our operating activities, our business may be impacted by system shutdowns, service disruptions or security breaches, such as failures during routine operations, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyber-attacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, natural disasters, failures or impairments of telecommunication networks or other catastrophic events. Such incidents could result in unauthorized disclosure of material confidential information, and we could experience delays in reporting our financial results. In addition, misuse, leakage or falsification of information could result in violations of data privacy laws and regulations, damage our reputation and credibility, loss of customers, and, therefore, could have a material adverse effect on our financial condition and results, or may require us to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and information systems.

Security risks in Mexico could increase, and this could adversely affect our results.

In recent years, Mexico has experienced a period of increasing criminal activity and particularly homicide rates, primarily due to organized crime. The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, or an increase in other types of crime, pose a risk to our business, and might negatively impact business continuity. Historically, these incidents have been relatively concentrated along the northern Mexican border, such as in Tijuana, Ciudad Juarez and the state of Tamaulipas, and during 2019 in certain other Mexican states such as Estado de Mexico, Ciudad de México, Jalisco and Guanajuato. The north of Mexico is an important region for some of our FEMSA Comercio operations, and an increase in crime rates could negatively affect our sales and customer traffic, increase our security expenses and result in higher turnover of personnel or damage to the perception of our brands. This situation could worsen and adversely impact our business and financial results because consumer habits and patterns adjust to the increased perceived and real security risks, as people refrain from going out as much and gradually shift some on-premise consumption to off-premise consumption of food and beverages on certain social occasions.

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

More generally, future currency devaluations or the imposition of exchange controls in any of the countries where we operate may potentially increase our operating costs, which could have an adverse effect on our results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

Risks Related to the Heineken Investment

FEMSA does not control Heineken N.V.’s and Heineken Holding N.V.’s decisions.

In 2010, we exchanged 100% of our beer operations for a 20% economic interest in Heineken N.V. and Heineken Holding N.V. (together with their respective subsidiaries, “Heineken” or the “Heineken Group”). As a result of this transaction (the “Heineken transaction”), we participate in the Heineken Holding N.V. Board of Directors (the “Heineken Holding Board”) and in the Heineken N.V. Supervisory Board (the “Heineken Supervisory Board”). However, we are not a majority or controlling shareholder of Heineken N.V. or Heineken Holding N.V., nor do we control the decisions of the Heineken Holding Board or the Heineken Supervisory Board. Therefore, the decisions made by the majority or controlling shareholders of Heineken N.V. or Heineken Holding N.V. or the Heineken Holding Board or the Heineken Supervisory Board may not be consistent with or may not consider the interests of our shareholders or may be adverse to the interests of our shareholders. Additionally, we have agreed not to disclose non-public information and decisions taken by Heineken. In

2017, we completed the sale of a 5.24% of combined shareholding in the Heineken Group, reducing our economic interest from 20% to 14.76%. Our aforementioned governance rights did not change as a result of the sale.

Heineken operates in a large number of countries.

Heineken is a global brewer and distributor of beer in a large number of countries. Because of the Heineken Investment, our shareholders are indirectly exposed to the political, economic and social circumstances affecting the markets in which Heineken is present, which may have an adverse effect on the value of our interest in Heineken, and, consequently, the value of our shares.

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

As of March 20, 2020, the voting trust owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information— Bylaws—Voting Rights and Certain Minority Rights.”

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

We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of March 31, 2020, we had no restrictions on our ability to pay dividends. Further, our non-controlling shareholder position in Heineken means that we will be unable to require payment of dividends with respect to the Heineken Investment.

ITEM	4. INFORMATION ON THE COMPANY

Introduction

FEMSA is a leading company that participates in the following businesses:

●	In the beverage industry, through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume;

●	In the retail industry, through FEMSA Comercio, comprised of the following divisions: (1) the Proximity Division, operating the OXXO small-format store chain, (2) the Fuel Division, operating the OXXO GAS chain of retail service stations and (3) the Health Division, which includes drugstores and related operations;

●	In the beer industry, through the Heineken Investment, which is the second largest equity holding in Heineken, one of the world’s leading brewers with operations in over 70 countries; and

●	In other ancillary businesses, through our Other Businesses (as defined below), including logistics services, specialized distribution, point-of-sale refrigeration, food processing equipment and plastics solutions.

Corporate Information

Our company was incorporated under the laws of Mexico on May 30, 1936 as a sociedad anónima bursátil de capital variable for a duration of 99 years. The duration can be extended indefinitely by resolution of our shareholders. Our legal name is Fomento Económico Mexicano, S.A.B. de C.V., and in commercial and business contexts we frequently refer to ourselves as “FEMSA.” Our principal headquarters are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410, Mexico. Our telephone number at this location is (+52-81) 8328-6000.

Any filings we make electronically are available to the public over the internet at our website www.femsa.com. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report. The SEC maintains an internet site that contains reports and other information regarding issuers that file electronically with the SEC at www.sec.gov. See “Item 10. Additional Information—Documents on Display.”

Corporate History and Recent Developments

FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A. (“Cervecería Cuauhtémoc”), which was established in 1890. Descendants of certain of the founders of Cervecería Cuauhtémoc are participants of the voting trust that controls the management of our company.

The following paragraphs describe certain key transactions and developments of FEMSA in the past three years.

In 2017, FEMSA Comercio, through its subsidiary Cadena Comercial USA Corporation, LLC. (“Cadena Comercial USA”), became the sole owner of Specialty’s Café & Bakery, Inc. (“Specialty’s”), which operates coffee and bakery shops in California, Washington and Illinois, acquiring the remaining 20% economic stake in Specialty’s that it did not already own.

In 2018, FEMSA Comercio also entered the market in Peru with the opening of its first OXXO store.

In 2018, FEMSA Comercio renamed its businesses formerly known as the “Retail Division” to the “Proximity Division” and transferred those operations that are not directly related to its proximity store business, such as its restaurant and discount retail formats, into Other Businesses. The Proximity Division now only includes the operations from its small-format chain stores mainly under the OXXO brand. For more information, see “Item 4. Information on the Company—Proximity Division.”

In 2018, Coca-Cola FEMSA sold, through its subsidiary CIBR, its 51% stake in KOF Philippines to TCCC through an exercise of CIBR’s option to sell. CIBR originally acquired KOF Philippines from TCC in 2013.

In 2019, FEMSA Comercio, through its subsidiary Socofar, acquired Corporación FYBECA GPF (“GPF”), a leading drugstore operator based in Quito, Ecuador with more than 620 points of sale nationwide under the Fybeca and SanaSana trademarks.

In 2019, FEMSA Comercio acquired a 50% interest in Raízen Conveniências (“Raízen”). Raízen is a 50-50 joint venture in Brazil between Cosan Limited and Royal Dutch Shell. Raízen operates more than 6,200 Shell service stations in Brazil, approximately 1,000 of which have a Select brand convenience store. The acquisition is limited to the convenience store business and excludes the fuel service station operations.

In 2019, FEMSA acquired a minority stake in Jetro Restaurant Depot (“JRD”), a privately-held cash and carry retailer. The transaction includes an investment in the operating and real estate-holding entities of JRD as well as the terms and conditions for a proposed joint venture between FEMSA and JRD to implement JRD’s business model in Mexico and other Latin American markets.

In 2019, FEMSA, through its subsidiary, Solistica, S.A. de C.V., completed the acquisition of AGV, a leader in value-added warehousing and distribution in Brazil.

In January 2020, FEMSA Comercio became the sole shareholder of Grupo Socofar, a leading South American drugstore operator based in Santiago, Chile, acquiring the remaining 40% interest that it did not already own in Socofar following the exercise of a put right by its minority partner to sell its interest. FEMSA Comercio acquired its original 60% stake in Socofar in 2015.

In March 2020, FEMSA entered into definitive agreements with the shareholders of WAXIE Sanitary Supply and North American Corporation to form a new company within the janitorial-sanitation, packaging and specialized distribution industry in the United States, with FEMSA acquiring a majority controlling interest in the combined company. This transaction is expected to close during the first half of 2020.

For more information on: (i) the Heineken transaction, see “Item 10. Additional Information—Material Contracts,” (ii) FEMSA Comercio’s recent transactions, see “Item 4. Information on the Company—FEMSA Comercio” and (iii) Coca-Cola FEMSA’s recent transactions, see “Item 4. Information on the Company—Coca-Cola FEMSA.”

Ownership Structure

We conduct our business through our principal subsidiary companies as shown in the following diagram and table:

Ownership Structure as of March 31, 2020

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as “CIBSA.”

(2)	Percentage of issued and outstanding capital stock owned by CIBSA (56% of Coca-Cola FEMSA’s capital stock with full voting rights). See “Item 4. Information on the Company—Coca-Cola FEMSA—Capital Stock.”

(3)	Our Heineken Investment is held indirectly by various subsidiaries of FEMSA, including CB Equity. See note 4.2 to our audited consolidated financial statements.

(4)	Includes the Proximity Division, the Health Division and the Fuel Division. See “Item 4. Information on the Company—FEMSA Comercio.”

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2019:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.2	%(1)
Emprex:	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%
CB Equity	United Kingdom	100.0%

(1)	Percentage of capital stock. FEMSA, through CIBSA, owns 56% of the ordinary voting shares of Coca-Cola FEMSA after giving effect to the eight-for-one stock split consummated by Coca-Cola FEMSA on April 11, 2019. See “Item 4. Information on the Company—Coca-Cola FEMSA—Capital Stock.”

The following table presents an overview of our operations by reportable segment and by geographic area:

Operations by Segment—Overview

Year Ended December 31, 2019 and % of growth (decrease) vs. previous year

			FEMSA Comercio
	Coca-Cola FEMSA		Proximity Division			Fuel Division		Health Division		Heineken Investment
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.194,471	7%	Ps. 184,810	10%		Ps. 47,852	2%	Ps. 58,922	14%	Ps.—	—
Gross Profit	87,507	4%	75,099	15%		4,775	13%	17,645	11%	—	—
Share of the profit of equity accounted investees, net of taxes	(131)	(42)%	9	153	%(1)	—	—	—	—	6,428	(1)%
Total assets	257,841	(2)%	117,229	56%		17,701	152%	54,366	52%	86,639	0%
Employees	82,186	(1)%	163,269	15%		7,703	8%	27,606	26%	—	—

(1)	Reflects the percentage increase between the gain of Ps. 9 million recorded in 2019 and the loss of Ps. 17 million recorded in 2018.

Total Revenues Summary by Segment(1)(2)

	Year Ended December 31
	2019	2018	2017
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.194,471	Ps.182,342	Ps.183,256
FEMSA Comercio
Proximity Division	184,810	167,458	149,833
Health Division	58,922	51,739	47,421
Fuel Division	47,852	46,936	38,388
Other Businesses	41,788	42,293	39,732
Consolidated total revenues	Ps. 506,711	Ps.469,744	Ps.439,932

(1)	The sum of the financial data for each of our segments differs from our consolidated total revenues due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA. For 2018 and 2017, consolidated total revenues exclude the financial information of KOF Philippines due to its discontinued operation classification.

(2)	In 2018, FEMSA Comercio’s “Retail Division” removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Business.” The business segment is now named the Proximity Division. See note 27 to our audited consolidated financial statements.

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

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guides our consolidation and growth efforts, which have led to our current continental footprint. We currently operate in Mexico, Central and South America, including some of the most populous metropolitan areas in Latin America—which provides us with opportunities to create value through both an improved ability to execute our strategies in both complex and developed markets, and the use of superior commercial tools. We have also increased our capabilities to operate and succeed in other geographic regions by improving management skills in order to obtain a precise understanding of local consumer needs. Going forward, we intend to use those capabilities to continue our international expansion of Coca-Cola FEMSA, FEMSA Comercio and other business units, expanding both our geographic footprint and our presence in the non-alcoholic beverage industry, small box retail formats, and other ancillary businesses such as logistics and distribution, as well as taking advantage of potential opportunities across markets to leverage our capability set.

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

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world in terms of volume. Coca-Cola FEMSA operates in territories in the following countries:

●	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico.

●	Guatemala.

●	Nicaragua.

●	Costa Rica.

●	Panama.

●	Colombia—most of the country.

●	Brazil—a major part of the states of São Paulo and Minas Gerais, the states of Parana, Santa Catarina and Mato Grosso do Sul and part of the states of Rio de Janeiro, Rio Grande do Sul and Goias.

●	Argentina—Buenos Aires and surrounding areas.

●	Uruguay.

Coca-Cola FEMSA also operates in Venezuela through its investment in KOF Venezuela.

Coca-Cola FEMSA was organized on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Securities Market Law, Coca-Cola FEMSA became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Coca-Cola FEMSA’s legal name is Coca-Cola FEMSA, S.A.B. de C.V. Coca-Cola FEMSA’s principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Alcaldía Cuajimalpa de Morelos, 05348, Ciudad de México, México. Coca-Cola FEMSA’s telephone number at this location is (52-55) 1519-5000. Coca-Cola FEMSA’s website is www.coca-colafemsa.com.

The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2019.

Operations by Consolidated Reporting Segment—Overview Year Ended December 31, 2019

	Total Revenues		Gross Profit
	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps.109,249	56.2%	Ps. 52,384	59.9%
South America(2)	85,222	43.8%	35,123	40.1%
Consolidated	194,471	100.0%	87,507	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Includes Colombia, Brazil, Argentina and Uruguay.

Capital Stock

On April 11, 2019, Coca-Cola FEMSA completed an eight-for-one stock split, whereby (a) for each Series A share, holders of Series A shares received eight new Series A shares, (b) for each Series D share, holders of Series D shares received eight new Series D shares and (c) for each Series L share, holders of Series L shares received one unit (each consisting of 3 Series B shares (with full voting rights) and 5 Series L shares (with limited voting rights)). Effective on April 11, 2019, Coca-Cola FEMSA’s units were listed for trading on the Mexican Stock Exchange and ADSs, each representing 10 units, were listed for trading on the NYSE.

As of the date of this report, (1) FEMSA indirectly owned Series A shares equal to 47.2% of Coca-Cola FEMSA’s capital stock (56.0% of Coca-Cola FEMSA’s capital stock with full voting rights), and (2) TCCC indirectly owned Series D shares equal to 27.8% of Coca-Cola FEMSA’s capital stock (32.9% of Coca-Cola FEMSA’s capital stock with full voting rights). Series L shares with limited voting rights constituted 15.6% of Coca-Cola FEMSA’s capital stock, and Series B shares constituted the remaining 9.4% of Coca-Cola FEMSA’s capital stock (the remaining 11.1% of Coca-Cola FEMSA’s capital stock with full voting rights).

Business Strategy

Coca-Cola FEMSA operates with a large geographic footprint in Latin America. To consolidate Coca-Cola FEMSA’s position as a global leader in the beverage business, Coca-Cola FEMSA continues to expand its robust portfolio of beverages, transforming and enhancing its operational capabilities, inspiring a cultural evolution, and embedding sustainability throughout its business to create economic, social and environmental value for all of Coca-Cola FEMSA’s stakeholders.

Coca-Cola FEMSA’s view on sustainable development is a comprehensive part of its business strategy. Coca-Cola FEMSA bases its efforts in its ethics and values, focusing on (i) its people, (ii) its communities and (iii) its planet, and Coca-Cola FEMSA takes a responsible and disciplined approach to the use of resources and capital allocation.

To maximize growth and profitability and driven by its centers of excellence’s initiatives, Coca-Cola FEMSA plans on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase its business scale and profitability across categories, (iii) continue its expansion through organic growth and strategic joint ventures, mergers and acquisitions, (iv) accelerate its end-to-end transformation through the digitization of Coca-Cola FEMSA’s processes, (v) empower people to lead this transformation and (vi) create a leaner and more efficient organization focused on value creation.

Coca-Cola FEMSA seeks to accelerate its revenue growth through the introduction of new categories, products and presentations that better meet its consumers’ needs and preferences, while maintaining its core products and improving its profitability. To address its consumers’ diverse lifestyles, Coca-Cola FEMSA has developed new products through innovation and has expanded the availability of low-and non-caloric beverages by reformulating and broadening its product portfolio to reduce added sugar and offering smaller presentations of its products. As of December 31, 2019, approximately 37.2% of Coca-Cola FEMSA’s brands were low-or non-caloric beverages, and Coca-Cola FEMSA continues to expand its product portfolio to offer more options to its consumers so they can satisfy their hydration and nutrition needs. See “Item 4. Information on the Company—Coca-Cola FEMSA—Products” and “Item 4. Information on the Company—Coca-Cola FEMSA—Packaging.” In addition, Coca-Cola FEMSA informs its consumers through front labeling on the nutrient composition and caloric content of its beverages. Coca-Cola FEMSA has been a pioneer in the introduction of the Guideline Daily Amounts (“GDA”), and Coca-Cola FEMSA performs responsible advertising practices and marketing. Coca-Cola FEMSA voluntarily adheres to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of TCCC, achieving full compliance with all such codes and guidelines in all of the countries where Coca-Cola FEMSA operates.

Coca-Cola FEMSA views its relationship with TCCC as integral to Coca-Cola FEMSA’s business, and together Coca-Cola FEMSA and TCCC have developed marketing strategies to better understand and address Coca-Cola FEMSA’s consumer needs. See “Item 4. Information on the Company—Coca-Cola FEMSA—Marketing.”

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which Coca-Cola FEMSA offers products and the number of retailers carrying its beverages as of December 31, 2019:

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks and plant-based drinks). In addition, Coca-Cola FEMSA distributes and sells Heineken beer products in its Brazilian territories.

Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 62.4%, 62.2% and 60.8% (excluding sales volume of KOF Philippines) of Coca-Cola FEMSA’s total sales volume in 2019, 2018 and 2017, respectively.

The following table sets forth the trademarks of the main products Coca-Cola FEMSA distributed in 2019:

Colas:

Coca-Cola

Coca-Cola Sin Azúcar

Coca-Cola Light

Flavored Sparkling Beverages:
Crush	Kuat	Schweppes
Fanta	Mundet	Sprite
Fresca	Quatro	Yoli

Still Beverages:
AdeS	FUZE Tea	Leão	Santa Clara
Cepita	Hi-C	Monster	Valle Fresh
Del Valle	Kapo	Powerade	Valle Frut

Water:
Alpina	Brisa	Dasani	Topo Chico
Aquarius	Ciel	Manantial
Bonaqua	Crystal	Kin

Packaging

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by TCCC, which consist primarily of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of PET resin. Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which Coca-Cola FEMSA sells its products. Presentation sizes for Coca-Cola FEMSA’s Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of Coca-Cola FEMSA’s products excluding water, Coca-Cola FEMSA considers a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allow it to offer portfolio alternatives based on convenience and affordability to implement revenue management strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which Coca-Cola FEMSA refers to as fountain. Coca-Cola FEMSA also sells bottled water products in bulk sizes, which refer to presentations equal to or larger than 5.0 liters and up to 20.0 liters, which have a much lower average price per unit case than its other beverage products.

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

	Sales Volume(1)		Transactions(1)
	2019	2018	2019	2018
	(Million of unit cases or millions of single units, except percentages)
Mexico	1,838.3	1,850.2	9,584.6	9,728.2
Central America(2)	236.9	214.7	1,945.0	1,779.3
Mexico & Central America	2,075.3	2,065.0	11,529.6	11,507.5
Growth	0.5%	2.3%	0.2%	2.5%
Colombia	265.5	271.4	1,967.9	2,060.3
Brazil(3)	846.5	787.4	5,726.2	5,125.4
Argentina	139.3	175.3	782.9	920.1
Uruguay (4)	42.4	22.7	214.0	112.4
South America	1,293.6	1,256.8	8,691.0	8,218.2
Growth(6)	2.9%	1.7%	5.8%	3.7%
Total	3,368.9	3,321.8	20,220.6	19,725.7
Growth(6)	1.4%	0.1%	2.5%	0.7%

The following table illustrates the multiple serving presentations and returnable packaging for sparkling beverages volume:

	Multiple Serving Presentations(1)		Returnable packaging(1)
	2019	2018	2019	2018
Mexico	66.2%	66.4%	38.0%	35.8%
Central America(2)	49.3%	52.1%	41.4%	43.7%
Colombia	74.6%	71.4%	31.3%	35.2%
Brazil(3)	79.3%	77.5%	18.5%	18.1%
Argentina	78.7%	80.3%	27.5%	25.9%
Uruguay(4)	81.5%	82.5%	23.6%	23.7%
Total	69.9%	69.6%	31.8%	31.0%

The following table illustrates Coca-Cola FEMSA’s historical sales volume and number of transactions performance by category for each of its operations and its reporting segments for 2019 as compared to 2018:

	Year Ended December 31, 2019
	Sparkling	Stills	Water	Bulk	Total
Sales Volume Growth(1)
Mexico	(0.2)%	(1.7)%	(7.9)%	0.5%	(0.6)%
Central America(2)	11.8%	(0.9)%	8.4%	(4.1)%	10.3%
Mexico and Central America	1.2%	(1.6)%	(6.3)%	0.5%	0.5%
Colombia	(0.5)%	(17.4)%	(5.3)%	(2.4)%	(2.2)%
Brazil(3)	6.7%	17.1%	10.1%	6.5%	7.5%
Argentina	(21.0)%	(21.4)%	(18.0)%	(16.3)%	(20.6)%
Uruguay(4)	86.1%	9.5%	116.9%	—	87.1%
South America	3.2%	2.6%	2.2%	(2.3)%	2.9%
Total	2.0%	(0.2)%	(2.5)%	(0.2)%	1.4%

	Year Ended December 31, 2019
	Sparkling	Stills	Water	Bulk	Total

Number of Transactions Growth(1)
Mexico	(0.6)%	(4.4)%	(6.9)%	—	(1.5)%
Central America(2)	10.1%	(4.5)%	45.3%	—	9.3%
Mexico and Central America	1.0%	(4.5)%	(2.9)%	—	0.2%
Colombia	(1.8)%	(18.4)%	(8.2)%	—	(4.5)%
Brazil(3)	11.6%	11.6%	12.8%	—	11.7%
Argentina	(15.4)%	(16.9)%	(9.1)%	—	(14.9)%
Uruguay(4)	87.7%	208.6%	109.3%	—	90.4%
South America	6.7%	1.1%	2.4%	—	5.8%
Total	3.4%	(2.3)%	(0.1)%	—	2.5%

The following table illustrates Coca-Cola FEMSA’s unit case mix by category for each of its operations and its consolidated reporting segments for 2019:

	Sparkling Beverages		Stills		Water(5)
	Years Ended December 31,
	2019	2018	2019	2018	2019	2018
Unit Case Mix by Category
Mexico	73.2%	72.9%	6.4%	6.5%	20.4%	20.6%
Central America(2)	86.1%	85.0%	8.6%	9.6%	5.3%	5.4%
Mexico and Central America	74.7%	74.2%	6.6%	6.8%	18.7%	19.1%
Colombia	77.8%	76.5%	5.5%	6.5%	16.7%	17.1%
Brazil(3)	86.8%	87.5%	6.1%	5.6%	7.1%	6.9%
Argentina	80.0%	80.4%	7.0%	7.1%	13.0%	12.6%
Uruguay(4)	91.1%	91.6%	0.9%	1.5%	8.0%	6.9%
South America	84.4%	84.2%	5.9%	5.9%	9.7%	9.9%
Total(1)	78.4%	78.0%	6.4%	6.5%	15.2%	15.6%

(1)	Coca-Cola FEMSA’s sales volume and number of transactions for 2018 exclude the sales volume and transactions of KOF Philippines and KOF Venezuela.
(2)

Includes sales volume and transactions from Guatemala (including the operations of Alimentos y Bebidas Atlantida, S.A. (“ABASA”) and Comercializadora y Productora de Bebidas Los Volcanes, S.A. (“Los Volcanes”) from May 2018, Nicaragua, Costa Rica and Panama.

(3)	Excludes beer sales volume and transactions.
(4)	Includes sales volume and transactions of Montevideo Refrescos S.R.L. (“Monresa”) from July 2018.
(5)	Includes bulk water volume and transactions.
(6)	Coca-Cola FEMSA’s total sales volume and total number of transactions for 2017 included KOF Venezuela.

Seasonality

Sales of Coca-Cola FEMSA’s products are seasonal in all of the countries where it operates, as Coca-Cola FEMSA’s sales volumes generally increase during the summer of each country and during the year-end holiday season. In Mexico, Central America and Colombia, Coca-Cola FEMSA typically achieves its highest sales during the months of April through August as well as during the year-end holidays in December. In Brazil, Uruguay and Argentina, Coca-Cola FEMSA’s highest sales levels occur during the summer months of October through March, including the year-end holidays in December.

Marketing

Coca-Cola FEMSA, in conjunction with TCCC, has developed a marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2019 were Ps. 6,748 million, net of Ps. 2,274 million contributed by TCCC.

Retailer Support Programs. Support programs include providing retailers with point-of-sale display materials and consumer sales promotions, such as contests, sweepstakes and the giveaway of product samples.

Coolers. Coolers play an integral role in Coca-Cola FEMSA’s clients’ plans for success. Increasing both cooler coverage and the number of cooler doors among Coca-Cola FEMSA’s retailers is important to ensure that its wide variety of products are properly displayed, while strengthening its merchandising capacity in its distribution channels to significantly improve its point-of-sale execution.

Advertising. Coca-Cola FEMSA advertises in all major communications media. Coca-Cola FEMSA focuses its advertising efforts on increasing brand recognition by consumers and improving its customer relations. National advertising campaigns are designed and proposed by TCCC’s local affiliates in the countries where Coca-Cola FEMSA operates, with its input at the local or regional level. Point-of-sale merchandising and advertising efforts are proposed and implemented by Coca-Cola FEMSA, with a focus on increasing its connection with customers and consumers.

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

Multi-Segmentation. Coca-Cola FEMSA has implemented a multi-segmentation strategy in all of its markets. These strategies consist of the definition of a strategic market cluster or group and the implementation and assignment of different product/price/package portfolios and service models to such market cluster or group. These clusters are defined based on consumption occasion, competitive environment, income level, and types of distribution channels.

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which Coca-Cola FEMSA sold its products:

	As of December 31, 2019
	Mexico and Central America(1)	South America(2)
Distribution centers	196	72
Retailers	1,043,837	884,427

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay.

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

Coca-Cola FEMSA uses several sales and distribution models depending on market, geographic conditions and the customer’s profile: (i) the pre-sale system, which separates the sales and delivery functions, permitting trucks to be loaded with the mix of products that retailers have previously ordered, thereby increasing both sales and distribution efficiency; (ii)the conventional truck route system, in which the person in charge of the delivery makes immediate sales from inventory available on the truck; (iii) sales through digital platforms to access technologically enabled customers; (iv) the telemarketing system, which could be combined with pre-sales visits; and (v) sales through third-party wholesalers and other distributors of Coca-Cola FEMSA’s products.

As part of the pre-sale system, sales personnel also provide merchandising services during retailer visits, which Coca-Cola FEMSA believes enhance the shopper experience at the point-of-sale. Coca-Cola FEMSA believes that an adequate number of service visits to retailers and frequency of deliveries are essential elements in an effective selling and distribution system of its products.

As a result of the COVID-19 outbreak, Coca-Cola FEMSA is reinforcing its presence in digital sales channels, such as food aggregators, digital platforms and telemarketing, in an effort to safeguard the health of its workforce and business partners. This reinforcement is aligned with Coca-Cola FEMSA's overall digitization and omnichannel strategies.

In 2019, no single customer accounted for more than 10.0% of Coca-Cola FEMSA’s consolidated total sales.

Coca-Cola FEMSA’s distribution centers range from large warehousing facilities to small cross-docking facilities. In addition to its fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through electric carts and hand-trucks in order to comply with local environmental and traffic regulations. In some of its territories, Coca-Cola FEMSA relies on third parties to transport its finished products from its bottling plants to its distribution centers and, in some cases, directly to its customers.

Mexico. Coca-Cola FEMSA contracts with a subsidiary of FEMSA, Solistica, S.A. de C.V., for the transportation of finished products from Coca-Cola FEMSA’s bottling plants to its distribution centers in Mexico. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, Coca-Cola FEMSA distributes its finished products to retailers mainly through its own fleet of trucks. In designated areas in Mexico, third-party distributors deliver Coca-Cola FEMSA’s products to retailers and consumers, allowing Coca-Cola FEMSA to access these areas on a cost-effective basis.

In Mexico, Coca-Cola FEMSA sells a majority of its beverages at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. Coca-Cola FEMSA also sells products through modern distribution channels, the “on-premise” consumption segment, home delivery, supermarkets and other locations. Modern distribution channels include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers. The “on-premise” consumption segment consists of sales through points-of-sale where products are consumed at the establishment from which they were purchased. This includes retailers such as restaurants and bars as well as stadiums, auditoriums and theaters.

Brazil. In Brazil, Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors, while maintaining control over the selling activities. In designated zones in Brazil, third-party distributors purchase Coca-Cola FEMSA’s products and resell them to retailers. In Brazil, Coca-Cola FEMSA sells a majority of its beverages at small retail stores. Coca-Cola FEMSA also sells products through modern distribution channels and “on-premise” consumption. The “on-premise” consumption segment consists of sales through points-of-sale where products are consumed at the establishment from which they were purchased. This includes retailers such as restaurants and bars as well as stadiums, auditoriums and theaters. Modern distribution channels in Brazil include large and organized chain retail outlets such as wholesale supermarkets and discount stores that sell fast-moving consumer goods.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third party distributors. In most of Coca-Cola FEMSA’s territories, an important part of its total sales volume is sold through small retailers.

In the weeks leading up to the date of this report, a larger proportion of Coca-Cola FEMSA's sales have been made through modern distribution channels in all of its territories, as the imposition of measures and regulations aimed at containing the COVID-19 outbreak have tilted consumer preferences towards these channels.

Principal Competitors

Coca-Cola FEMSA is a leader in the beverage market, being the largest franchise bottler of Coca-Cola trademarks in the world by sales volume. During 2019, Coca-Cola FEMSA produced and sold 11.1% of the Coca-Cola system’s volume worldwide.

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

Coca-Cola FEMSA’s principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. Coca-Cola FEMSA also faces competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” A number of Coca-Cola FEMSA’s competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages and water, which may enable them to achieve distribution efficiencies.

While competitive conditions are different in each of its territories, Coca-Cola FEMSA competes mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. Coca-Cola FEMSA competes by seeking to offer products at an attractive price in the different segments in its markets and by building on the value of its brands. Coca-Cola FEMSA believes that the introduction of new products and new presentations has been a significant competitive advantage that allows Coca-Cola FEMSA to increase demand for its products, provide different options to consumers and increase new consumption opportunities. See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Products” and “Item 4. Information on the Company—Coca-Cola FEMSA—Packaging.”

Mexico and Central America. Coca-Cola FEMSA’s principal competitors in Mexico are bottlers of Pepsi products. Coca-Cola FEMSA competes with Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo and Empresas Polar, S.A., a beer distributor and Pepsi bottler. Coca-Cola FEMSA’s main competition in the juice category in Mexico is Grupo Jumex. In the water category, Coca-Cola FEMSA’s main competitor is Bonafont, a water brand owned by Danone. In addition, Coca-Cola FEMSA competes with Cadbury Schweppes in sparkling beverages and with other local brands in its Mexican territories, as well as “B brand” producers, such as Ajemex, S.A. de C.V. (Big Cola bottler) and Consorcio AGA, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.

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

South America. Coca-Cola FEMSA’s principal competitor in Colombia is Postobón, a local bottler (Manzana Postobón and Colombiana bottler). Postobón sells Pepsi products and is a vertically integrated producer, the owners of which hold other significant commercial and industrial interests in Colombia. Coca-Cola FEMSA also competes with low-price producers, such as Ajecolombia S.A., the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.

In Brazil, Coca-Cola FEMSA competes against AmBev, a company that distributes Pepsi brands, local brands with flavors such as guarana, and proprietary beer brands. Coca-Cola FEMSA also competes against “B brands” or “Tubainas,” which are small, local producers of low-cost sparkling beverages that represent a significant portion of the sparkling beverage market.

In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Levité, a water brand owned by Danone, is Coca-Cola FEMSA’s main competition. In addition, Coca-Cola FEMSA competes with a number of competitors offering generic, low-priced sparkling beverages, as well as many other generic products and private label proprietary supermarket brands.

In Uruguay, Coca-Cola FEMSA’s main competitor is Salus, a water brand owned by Danone. Coca-Cola FEMSA also competes against Fábricas Nacionales de Cerveza S.A. (FNC), a Pepsi bottler and distributor that is partially owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, Coca-Cola FEMSA competes with low-priced regional producers, as well as many other generic and imported products.

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

In the past, TCCC has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. For example, TCCC (i) gradually increased concentrate prices for certain Coca-Cola trademark beverages in Costa Rica and Panama beginning in 2014 and through 2018; (ii) gradually increased concentrate prices for flavored water in Mexico beginning in 2015 and through 2018; (iii) increased concentrate prices for certain Coca-Cola trademark beverages in Colombia in 2016 and 2017; and (iv) began to gradually increase concentrate prices for certain Coca-Cola trademark beverages in Mexico beginning in 2017 and through 2019. TCCC may continue to unilaterally increase concentrate prices in the future, and Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of its products or its results. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Coca-Cola FEMSA’s bottler agreements provide that these materials may be purchased only from suppliers approved by TCCC. Prices for certain raw materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that Coca-Cola FEMSA paid for PET resin in U.S. dollars in 2019 decreased 4.7% as compared to 2018 in all Coca-Cola FEMSA’s territories. In addition, given that high currency volatility has affected and continues to affect most of Coca-Cola FEMSA’s territories, the average price for PET resin in local currencies was lower in 2019 in Mexico, Colombia and Brazil and higher in Argentina. In 2019, Coca-Cola FEMSA purchased certain raw materials in advance, implemented a price fixing strategy and entered into certain derivative transactions, which helped Coca-Cola FEMSA captures opportunities with respect to raw material costs and currency exchange rates.

Under its agreements with TCCC, Coca-Cola FEMSA may use raw or refined sugar and HFCS in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause Coca-Cola FEMSA to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, its average price for sugar in U.S. dollars, taking into account its financial hedging activities, decreased by approximately 11.0% in 2019 as compared to 2018; however, the average price for sugar in local currency was higher in Argentina and Colombia.

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

Coca-Cola FEMSA purchases all of its cans from Crown Envases México, S.A. de C.V., formerly known as Fábricas de Monterrey, S.A. de C.V., and Envases Universales de México, S.A.P.I. de C.V. Coca-Cola FEMSA mainly purchases its glass bottles from Vitro America, S. de R.L. de C.V., FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V.

Coca-Cola FEMSA purchases sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel, Ingenio La Gloria, S.A. and Impulsora Azucarera del Trópico, S.A. de C.V., all of them sugar cane producers. As of April 10, 2020, Coca-Cola FEMSA held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. Coca-Cola FEMSA purchases HFCS from Ingredion México, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2019, sugar prices in local currency in Mexico increased approximately 4.0% as compared to 2018.

In Central America, the majority of Coca-Cola FEMSA’s raw materials such as glass and non-returnable plastic bottles are purchased from several local suppliers. Coca-Cola FEMSA purchases its cans from Envases Universales Ball de Centroamérica, S.A. and Envases Universales de México, S.A.P.I. de C.V. Sugar is available from suppliers that represent several local producers. In Costa Rica, Coca-Cola FEMSA acquires plastic non-returnable bottles from Alpla C.R. S.A., and in Nicaragua Coca-Cola FEMSA acquires such plastic bottles from Alpla Nicaragua, S.A.

South America. In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in all of its caloric beverages, which Coca-Cola FEMSA buys from several domestic sources. Sugar prices in Colombia remained flat in U.S. dollars and increased 11.0% in local currency, as compared to 2018. Coca-Cola FEMSA purchases non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA has historically purchased all of is non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. Coca-Cola FEMSA purchases all of its cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of Coca-Cola FEMSA’s competitor Postobón) owns a minority equity interest in certain of Coca-Cola FEMSA’s suppliers, including O-I Peldar and Crown Colombiana, S.A.

In Brazil, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 9.0% in U.S. dollars and 1.0% in local currency as compared to 2018. Taking into account Coca-Cola FEMSA’s financial hedging activities, its sugar prices in Brazil decreased approximately 8.3% in U.S. dollars. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. Coca-Cola FEMSA mainly purchases PET resin from local suppliers such as Indorama Ventures Polímeros S.A.

In Argentina, Coca-Cola FEMSA mainly uses HFCS that Coca-Cola FEMSA purchases from several different local suppliers as a sweetener in its products. Coca-Cola FEMSA purchases glass bottles and other raw materials from several domestic sources. Coca-Cola FEMSA purchases plastic preforms at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, Alpla Avellaneda, S.A., AMCOR Argentina, and other local suppliers.

In Uruguay, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay decreased approximately 8.0% in U.S. dollars and increased 5.8% in local currency as compared to 2018. Coca-Cola FEMSA’s main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. Coca-Cola FEMSA purchases PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and Coca-Cola FEMSA purchases non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

FEMSA Comercio

Overview

   FEMSA Comercio operates through the following divisions:

●	Proximity Division, which operates a chain of small-format stores with 19,330 locations as of December 31, 2019, under the trade name OXXO.

●	Health Division, which operates drugstores and related operations with 3,161 points of sale in Mexico, Chile, Ecuador and Colombia as of December 31, 2019.

●

Fuel Division, which operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2019, the Fuel Division operated 545 service stations located in 17 states throughout Mexico, concentrated mainly in the northern region of Mexico.

These divisions operate distinct business models that allow them to focus on different customer needs within their specific markets.

Operations by Division—Overview
Year Ended December 31, 2019

	(in millions of Mexican pesos, except percentages)
	Total Revenues		Gross Profit
	2019	2019 vs. 2018	2019	2019 vs. 2018
Proximity Division	Ps.184,810	10%	Ps. 75,099	15%
Health Division	58,922	14%	17,645	11%
Fuel Division	47,852	2%	4,775	13%

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

Finally, to further increase customer traffic into our stores, the Proximity Division has incorporated additional services, such as utility bill payment, deposits into bank accounts held at our correspondent bank partners, remittances, prepayment of mobile phone fees and charges and other financial services, and it seeks to constantly increase the services it offers.

Store Locations

The Proximity Division operates the largest small-format store chain in the Americas, measured by number of stores. As of December 31, 2019, there are 19,089 OXXO stores in Mexico, 100 OXXO stores in Colombia, 90 stores in Chile and 51 stores in Peru. The Proximity Division has expanded its operations by opening 1,331 new OXXO stores in Mexico, Colombia, Chile and Peru during 2019.

OXXO Stores
Regional Allocation in Mexico(*)
as of December 31, 2019

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

OXXO Stores
Total Growth

	Year Ended December 31,
	2019	2018	2017	2016	2015
Total OXXO stores	19,330	17,999	16,577	15,225	14,061
Store growth (% change over previous year)	7.4%	8.6%	8.9%	8.3%	9.4%

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

Both the identification of locations and the pre-opening planning to optimize the results of new OXXO stores are important elements in the Proximity Division’s growth plan. The Proximity Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores of the Proximity Division that are unable to maintain benchmark standards are generally closed. Between December 31, 2015 and 2019, the total number of OXXO stores increased by 5,269, which resulted from the opening of 5,586 new stores and the closing of 317 stores.

Competition

The Proximity Division, mainly through OXXO stores, competes in the retail market, which we believe is highly competitive. OXXO stores face competition from small-format stores such as 7-Eleven, Circle K in Mexico, Tiendas D1, Ara and Tostao in Colombia, OK Market in Chile, and Tambo Mas in Peru, as well as from other numerous retail and grocery chains (such as Wal-Mart, H-E-B, La Comer and Chedraui, among others) to small informal neighborhood stores across the markets where they operate. In addition, as more services and products are offered in OXXO stores, the number and type of competitors has also increased, including banks and fast-food outlets, among others. OXXO stores compete not only for consumers and new store locations but also for human resources to operate those stores. The Proximity Division has more presence in Mexico than any of its competitors, with operations in every state, while in Colombia it has operations in Bogotá and Bucaramanga, and in Chile and Peru, it has operations in each country’s capital.

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

OXXO Store Characteristics

The average size of an OXXO store is approximately 103 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 189 square meters and, when parking areas are included, the average store size is approximately 407 square meters. In 2019, a typical OXXO store carried an average of 3,456 different stock keeping units (SKUs) in 31 main product categories.

Proximity Division—Operating Indicators

	Year Ended December 31,
	2019	2018(1)	2017	2016		2015
	(percentage increase compared to previous year)
Total revenues	10.4%	11.8%	12.5%	14.4	%(2)	21.2	%(3)
OXXO same-store sales(4)	5.0%	5.2%	6.4%	7.0%		6.9%

(1)

In 2018, FEMSA Comercio’s “Retail Division” removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Businesses.” The business segment is now named the Proximity Division. See note 27 of our audited consolidated financial statements.

(2)	Includes revenues of Comercial Big John Limitada.
(3)	Includes revenues of Farmacias Farmacon from June 2015 and Socofar from October 2015. The percentage is compared as reported the previous year.
(4)	Same-store sales growth is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.

Beer, cigarettes, soft drinks and other beverages and snacks represent the main product categories for OXXO stores. Previously, OXXO stores in Mexico only carried beer brands produced and distributed by Heineken Mexico. However, following certain modifications to the terms of our existing commercial relationship with Heineken Mexico and new commercial relationship with Grupo Modelo in 2019, the Proximity Division now sells the beer brands of Grupo Modelo in certain regions of Mexico and expects to gradually cover the entire country by the end of 2022.

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

Management believes that the OXXO store chain’s scale of operations provides the Proximity Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. In Mexico, given the fragmented nature of the retail industry in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 61% of the OXXO store chain’s total sales in Mexico consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by the Proximity Division’s Mexican distribution system, which includes 19 regional warehouses located in Monterrey, Guadalajara, Mexicali, Merida, Leon, Obregon, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tampico, Tijuana, Toluca, Veracruz, Villahermosa, Culiacan and two in Mexico City. Our logistics services subsidiary operates a fleet of approximately 936 trucks in Mexico that make deliveries from the distribution centers to each store approximately three times per week.

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

The drugstore markets in Mexico and Colombia are still fragmented, and FEMSA Comercio believes it is well equipped to create value by continuing to grow in these markets and by assuming a value-creating role in its long-term consolidation. Furthermore, Socofar gives FEMSA Comercio the opportunity to pursue a regional strategy across South

America from a solid platform anchored in the Chilean market and with compelling growth opportunities in Colombia, Ecuador and beyond.

Store Locations

As of December 31, 2019, the Health Division operated 3,161 points of sale, including 1,256 in Mexico, 870 in Chile, 634 in Ecuador and 401 in Colombia.

During 2019, the Health Division expanded its operations by 800 additional stores including GPF pharmacies (620 at acquisition’s date) on top of the 2,361 stores operating in 2018. The average investment required to open a new store varies, depending on location and whether the store is opened in an existing store location or requires construction of a new store. The Health Division currently expects to continue implementing its expansion strategy by emphasizing growth in markets where it currently operates and by expanding in underserved and unexploited markets. Most of the drugstore-related real estate is operated under lease agreements.

Competition

The Health Division competes in the overall pharmacy services market, which we believe is highly competitive. Our stores face competition from other drugstore chains, independent pharmacies and supermarkets, online retailers and convenience stores. The biggest chains in Mexico competing with the Health Division are Farmacias Similares, Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, while in Chile, the biggest chains are Farmacias Ahumada and Salcobrand. In Colombia, La Rebaja, Unidrogas, Olimpica, Cafam, Colsubsidio and Farmatodo are relevant players. In Ecuador, Grupo Difare is the main competitor.

Market and Store Characteristics

Market Characteristics

The drugstore market in Mexico is highly fragmented among national and regional chains as well as independent drugstores, supermarkets and other informal neighborhood drugstores. There are more than 30,000 drugstores in Mexico; however, the Health Division only represents 3.7% of the total number of pharmacies in Mexico with a presence in 16 of 32 states in the country.

The market in Colombia is slightly less fragmented and in general includes national and regional chains. The national healthcare system in Colombia covers a large amount of the country’s population and operates through Health Promoting Entities (Entidades Promotoras de Salud) in the private and public sectors to provide healthcare services to the Colombian population. Dispensing medicine to such Health Promoting Entities’ clients as well as to the consumer retail market with medicines and health or personal care products represent growth opportunities in Colombia.

In Chile, the market is more concentrated and our Health Division through Socofar is the leading drugstore operator in the country. Socofar is also the largest distributor of pharmaceuticals in the country. The Chilean market, where our operation’s healthcare services are sold to both institutional and personal consumers, continues to represent an attractive growth opportunity.

The Health Division is placing increased emphasis on market segmentation and differentiation of store formats to more appropriately serve the needs of customers on a location-by-location basis, selecting sites with the greatest proximity to the customers.

The Health Division’s customers are aged 18 and above. In Mexico, 60% of the Health Division’s customers are between the ages of 18 and 35, 48% of which are female. In Chile, 63% of the customers are between the ages of 25 and 54, 57% of which are female. The Health Division also segments the market according to demographic criteria, including income level and purchase frequency.

Store Characteristics

The Health Division’s stores are operated under the following trade names: Farmacias YZA, Farmacias Moderna and Farmacias Farmacon in Mexico; Fybeca and Sana Sana in Ecuador; Farmacias Cruz Verde in Chile and Colombia; and

beauty stores under the trade name Maicao in Chile. The average size of the Health Division’s stores is 88 square meters in Mexico, 181 square meters in Chile, 90 square meters in Colombia and 142 meters in Ecuador, including selling space and storage area. On average, each store has between 5 and 11 employees depending on the size of and traffic into the store. Patented and generic pharmaceutical drugs, beauty products, medical supplies, wellness and personal care products are the main products sold at the Health Division’s stores.

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

Inventory and Purchasing

The South American operations of our Health Division seek to align the purchasing and logistics process with consumer needs. A key competitive advantage is our strong logistics chain, which relies on an integrated view of the supply chain. In Chile, we operate three distribution centers, the largest of which is a modern distribution center with advanced technology that services stores and healthcare institution customers throughout the country. In each of Colombia and Ecuador, we operate one distribution center that distributes products to all our locations throughout each country, respectively.

In Mexico, we have made progress to integrate our acquired companies into a single model of operation and we have built two distribution centers to improve availability of products and efficiency. One distribution center serves a significant portion of the needs of our stores located in the north of Mexico, while the second distribution center provides service to stores located in the south. We still rely on third-party distributors for some products in Mexico.

Seasonality

The Health Division’s sales can be seasonal in nature with pharmaceutical drug sales affected by the timing and severity of the cough, cold and flu season. Revenues tend to be higher during the winter season but can be offset by extreme weather due to the rainy season in certain regions of Mexico in December and January. Revenues from our operations in Chile, Colombia and Ecuador tend to be higher during December, mainly due to an increase in the purchase of beauty and personal care products for gift-giving during the holidays; otherwise, early in the year during January and February, revenues tend to fall slightly, mainly driven by the holiday period.

Fuel Division

Business Strategy

The Fuel Division’s business strategy is to accelerate the rate at which it opens service stations, in previously identified regions in Mexico, by way of leases, procurement or construction of stations.

The Fuel Division also aims to strengthen its services in its retail gas stations in Mexico to fulfill consumers’ needs and increase traffic in those service stations while developing and maintaining an attractive value proposition to draw potential customers and face the entry of new competitors in the industry. Furthermore, although the Proximity and Fuel Divisions operate as separate businesses, the Fuel Division’s service stations often have an OXXO store on the premises, strengthening the OXXO brand and complementing the value proposition. Despite market volatility, we remain focused on improving our customer value proposition and enhancing underlying profitability by fine-tuning our business model and revenue management capabilities and adjusting our pricing strategies in an increasingly competitive market.

The Fuel Division’s business strategy includes the analysis and potential development of new businesses in the fuel value chain, such as the final distribution and wholesale of fuel to its own service stations and to third parties.

Service Station Locations

As of December 31, 2019, the Fuel Division operated 545 service stations, concentrated in the northern region of the country but with a presence in 17 states throughout Mexico.

In 2019, the Fuel Division leased two additional service stations and built four new service stations.

Competition

Despite the existence of other groups competing in this sector, the Fuel Division’s main competitors continue to be small retail service station chains owned by regional family businesses, which compete in the aggregate with the Fuel Division in total sales, new station locations and labor. The biggest chains competing with the Fuel Division in terms of number of service stations are regional chains such as Petro-7 (operated by 7-Eleven Mexico), Corpo Gas, G500, Hidrosina, international players operating in Mexico, such as British Petroleum, Mobil, Repsol and Shell and hard discount chains such as Good Price and Gulf.

Market and Store Characteristics

Market Characteristics

The retail service station market in Mexico has approximately 13,000 service stations and is highly fragmented. The majority of the retail service stations in the country are either owned by small regional family businesses or are other regional chains such as Petro-7 and G500. In recent years, however, international players such as British Petroleum, Mobil and Repsol have increased their network of franchised service stations, and now also represent significant competition.

Service Station Characteristics

Each service station under the “OXXO GAS” trade name comprises offices, parking lots, a fuel service area and an area for storage of gasoline in underground tanks. During 2019, we made a significant effort to rebrand some of our service stations with a new image featuring the trademark of OXXO GAS. This change will allow customers to more easily identify our service stations among other competitors in the market.

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

Inventory and Purchasing

The distribution, mainly from gasoline and diesel, for the supply of our operations in the Fuel Division is mainly carried out directly between our supplier and our service stations. Since we do not have storage facilities, the product delivery is made daily according to a supply and logistics plan, which considers the capacity and inventory levels as well as the behavior of the demand of each one of our service stations; ensuring a continuous and sufficient supply to serve the markets where we operate.

Seasonality

The Fuel Division experiences especially high demand during the months of May and August. The lowest demand is in January and December due to the year-end holiday period, because most service stations are not located on highways to holiday destinations.

Heineken Investment

FEMSA owns a non-controlling interest in the Heineken Group, one of the world’s leading brewers. As of December 31, 2019, our 14.76% economic interest in the Heineken Group comprised 35,318,320 shares of Heineken Holding N.V. and 49,697,203 shares of Heineken N.V. For 2019, FEMSA recognized equity income of Ps. 6,428 million from its economic interest in the Heineken Group, which was 14.76% during the year. See note 10 to our audited consolidated financial statements.

The Proximity Division had a distribution agreement with subsidiaries of Heineken Mexico, now part of the Heineken Group, pursuant to which OXXO stores in Mexico only carried beer brands produced and distributed by Heineken Mexico. In 2019, the Proximity Division agreed to an extension of its existing commercial relationship with Heineken Mexico with certain important changes and entered into a new commercial relationship with Grupo Modelo. Under the terms of both agreements, the Proximity Division now sells the beer brands of Grupo Modelo in certain regions of Mexico and will be gradually covering the entire country by the end of 2022. Our logistic services subsidiary also provides certain services to Cuauhtémoc Moctezuma and its subsidiaries. Coca-Cola FEMSA also continues to distribute and sell Heineken beer products in Coca-Cola FEMSA’s Brazilian territories pursuant to Coca-Cola FEMSA’s agreement with Heineken Brazil. See “Item 4. Information on the Company—Coca-Cola FEMSA—Sales Volume and Transactions Overview—South America (Excluding Venezuela)” and “Item 8. Financial Information—Legal Proceedings.”

Other Businesses

Our other businesses (“Other Businesses”) consist of the following smaller operations that support our core operations:

●

Our logistics services subsidiary provides a broad range of logistics and vehicle maintenance services to Coca-Cola FEMSA, FEMSA Comercio and third-party clients in the beverages, consumer products and retail industries. Our logistic services subsidiary operates in Mexico, Brazil, Colombia, Panama, Costa Rica and Nicaragua.

●

Quick-service restaurants and cafes under the Doña Tota and Specialty’s brand name, as well as other small format stores, which include soft discount stores with a focus on perishables and liquor stores.

●

Our refrigeration business manufactures vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 568,785 units at December 31, 2019. In 2019, this business sold 478,513 refrigeration units, 28% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to other clients. Also, this business includes manufacturing operations for food processing, storage and weighing equipment.

Description of Property, Plant and Equipment

As of December 31, 2019, Coca-Cola FEMSA owned all of its manufacturing facilities and more than 80.0% of its distribution centers, consisting primarily of production and distribution facilities for its soft drink operations and office space. In addition, the Proximity Division owns approximately 13% of OXXO stores, while the remaining stores are located on leased properties and substantially almost all of its distribution centers are under long-term lease arrangements with third parties. The Health Division leases seven distribution centers, three of which are in Chile, two in Mexico, one in Colombia and one in Ecuador, and it also has one manufacturing facility for generic pharmaceuticals in Chile. Most of the Health Division’s stores are under lease arrangements with third parties.

The table below summarizes by country, installed capacity and average annual percentage utilization and utilization during peak month of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary
As of December 31, 2019

Country	Installed Capacity (thousands of unit cases)	Average Annual Utilization(1)(2) (%)	Utilization in Peak Month(1) (%)
Mexico	2,858,533	63	78
Guatemala	105,000	79	86
Nicaragua	100,114	51	56

Country	Installed Capacity (thousands of unit cases)	Average Annual Utilization(1)(2) (%)	Utilization in Peak Month(1) (%)
Costa Rica	89,447	53	62
Panama	72,241	46	61
Colombia	664,429	40	44
Brazil	1,518,682	63	72
Argentina	417,263	28	34
Uruguay	135,181	30	36

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

The table below summarizes by Coca-Cola FEMSA’s principal production facilities in terms of installed capacity, including its location and facility area:

Bottling Facility by Location
As of December 31, 2019

Country	Plant	Facility Area
		(thousands of sq. meters)
Mexico	Toluca, Estado de México	317
	León, Guanajuato	124
	Morelia, Michoacán	50
	Ixtacomitán, Tabasco	117
	Apizaco, Tlaxcala	80
	Coatepec, Veracruz	142
	La Pureza Altamira, Tamaulipas	300
	San Juan del Río, Querétaro	84
Guatemala	Guatemala City	46
Nicaragua	Managua	54
Costa Rica	Calle Blancos, San José	52
Panama	Panama City	29
Colombia	Barranquilla, Atlántico	37
	Bogotá, DC	105
	Tocancipá, Cundinamarca	298
Brazil	Jundiaí, São Paulo	191
	Marília, São Paulo	159
	Curitiba, Paraná	119
	Itabirito, Minas Gerais	320
	Porto Alegre, Río Grande do Sul	196
Argentina	Alcorta, Buenos Aires	73
Uruguay	Montevideo, Montevideo	120

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disasters, including hurricanes, hail, earthquakes and damages caused by human acts, including explosions, fire, vandalism and riots. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2019, the policies for “all risk” property insurance were issued by AXA Seguros, S.A. de C.V., policies for liability insurance were issued by Mapfre Tepeyac Seguros, S.A. and the policy for freight transport insurance was issued by AXA Seguros, S.A. de C.V. Our “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

Capital Expenditures and Divestitures

Our consolidated capital expenditures, net of disposals, for the years ended December 31, 2019, 2018 and 2017 were Ps. 25,579, Ps. 24,266 million and Ps. 23,486 million, respectively, which were primarily funded with cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2019	2018	2017
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps. 11,465	Ps. 11,069	Ps.12,917
FEMSA Comercio
Proximity Division	10,374	9,441	8,396
Health Division	1,529	1,162	774
Fuel Division	706	520	291
Other	1,505	2,074	1,108
Total	Ps.25,579	Ps.24,266	Ps.23,486

Coca-Cola FEMSA

In 2019, 2018 and 2017, Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of its distribution infrastructure and (v) information technology. Through these measures, Coca-Cola FEMSA continuously seeks to improve its profit margins and overall profitability.

FEMSA Comercio

Proximity Division

The Proximity Division’s principal investment activity is the construction and opening of new stores and refurbishment of existing stores, which are mostly OXXO Stores. During 2019, FEMSA Comercio opened 1,331 net new OXXO stores.

The Proximity Division invested Ps. 10,374 million in 2019 in the addition of new stores, warehouses and improvements to leased properties, renewal of equipment and information technology related investments.

Health Division

The Health Division’s principal investment activity is the construction and opening of new drugstores in the countries where we operate. During 2019, the Health Division opened 80 net new drugstores in Mexico and 86 net new drugstores in Chile and Colombia. The Health Division invested Ps. 1,529 million in 2019 in the addition of new stores, warehouses and improvements to leased properties and information technology investments.

Fuel Division

During 2019, the Fuel Division invested Ps. 706 million on capital expenditures, mainly to rebrand some gas stations to the new image of OXXO Gas and to add six service stations, IT systems and vapor recovery units on the service stations.

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

Tax Reforms

On January 1, 2020, a new tax regime in Mexico became effective regarding foreign transparent vehicles (vehículos extranjeros transparentes) and changes were made to the preferential tax regime. As a result of such changes, the dividends from the Heineken Group will be subject to a 30.0% income tax in Mexico when received.

Starting January 1, 2020, the excise tax increased from 5.0% to 7.0% to carbonated beverages with added sugar or any caloric sweetener. Drinkable foods made from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

In addition to the above, on October 30, 2019, Mexico approved a new tax reform, which will be effective on January 1, 2020. The most relevant changes are: (i) taxpayers will be limited to a net interest deduction equal to 30.0% of the entity’s Adjusted Taxable Income (“ATI”). ATI will be determined similarly to EBITDA (earnings before interest, taxes, depreciation and amortization). An exception up to Ps. 20,000,000 (approximately USD 1,000,000) applies for deductible interest at a Mexican group level. The non-deductible interests that exceed the limitation could be carried forward for the subsequent 10 tax years; (ii) the reform increases the excise tax of Ps. 1.17 per liter to Ps. 1.2616 per liter on the production, sale and import of beverages with added sugar and high-fructose corn syrup for flavored beverages and starting January 1, 2021, this tax will be subject to an annual increase based on the inflation of the previous year; (iii) the excise tax of 25.0% on energy beverages will be applicable whenever the beverages include a mixture of caffeine with any other stimulating substances; (iv) the Federal Fiscal Code (Código Fiscal de la Federación) was modified to attribute joint liability to partners, shareholders, directors, managers or any other individuals responsible for the management of a business; (v) the reform added a disclosure obligation of certain reportable transactions to tax authorities; and (vi) the reform increased the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities understand there is a lack of business reason and no economic benefit obtained other than the tax benefit.

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (universal offset or compensación universal). As of such date, tax credits will only be offset against taxes of the same nature, and it will not be possible to offset tax credits against taxes withheld to third parties. Additionally, by executive decree, certain tax benefits related to the value-added tax and income tax were provided to businesses located near the northern border of Mexico. Based on the territories where we operate within Mexico, we currently do not expect to take advantage of any of these tax benefits.

On December 31, 2018, a decree of tax incentives for the northern border region of Mexico was published in the Official Gazette of the Federation (Diario Oficial de la Federación), which provides a reduction in income tax and value added tax (“VAT”) rates for tax payers that produce income for business activities carried out within that region. These tax incentives have been applicable since January 1, 2019 and will remain in force until December 31, 2020. Coca-Cola FEMSA does not benefit from these incentives based on the current territories where it operates. However, the Proximity Division does qualify for such tax incentives, which will reduce its VAT rates from 16.0% to 8.0%.

On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the income tax rate from 33.0% to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% to 1.5% for 2019 and 2020, and to 0.0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1 for operations with related parties only. As of January 1, 2019, the value-added tax will be calculated at each sale instead of applied only to the first sale (being able to transfer the value-added tax throughout the entire supply chain). For the companies located in the free trade zone, the value-added tax will be calculated based on the cost of production instead of the cost of the imported raw materials (therefore, we will be able to credit the value added-tax on goods and services against the value added-tax on the sales price of our products). The municipality sales tax will be 50.0% credited against payable income tax for 2019 and 100.0% deductible in 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax.

Additionally, this tax reform increases the dividend tax on distributions to foreign nonresidents entities and individuals from 5% to 7.5%. In addition, the tax reform establishes a 7.5% dividend tax on distributions between Colombian companies. The tax will be charged only on the first distribution of dividends between Colombian entities and may be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders nonresident shareholders (individuals or entities) or to Colombian individual residents.

In October 2019, the Colombian Constitutional Court (Corte Constitucional de Colombia) declared unconstitutional the tax reform of 2018 (Law 1943). On December 27, 2019, the Senate enacted a new tax reform through the Economic Growth Law, which became effective as of January 1, 2020. In general, the reform maintains the provisions introduced under Law 1943 with the following certain changes: (i) reduced the minimum assumed income tax rate (renta presuntiva sobre el patrimonio) from 1.5% to 0.5% for 2020 and maintained the 0.0% rate for year 2021 and onwards; (ii) reduced the dividends tax rate applicable to Colombian resident individuals from 15.0% to 10.0%; (iii) increased the dividends tax rate applicable to foreign nonresidents (individuals and companies) from 7.5% to 10.0%; (iv) it postponed to 2022 the possibility of taxpayers to claim 100% of municipality sales tax as a credit against their income tax liability; and (v) gave more flexibility to recover VAT of imported goods from free trade zones.

On January 1, 2019, a tax reform became effective in Costa Rica. This reform will allow that tax on sales not only be applied to the first sale, but also to be applied and transferred for each sale; therefore, the tax credits on tax on sales will be recorded not only on goods related to production and on administrative services, but on a greater number of goods and services. Value-added tax on services provided within Costa Rica will be charged at tax rate of 13.0% if provided by local suppliers or withheld at the same rate if provided by foreigner suppliers. Although a territorial principle is still applicable in Costa Rica for operations abroad, a tax rate of 15.0% has been imposed on capital gains from the sale of assets located in Costa Rica. New income tax withholding rates were imposed on salaries and compensations of employees, at the rates of 25.0% and 20.0% (which will be applicable depending on the employee’s salary), respectively. Finally, the thin capitalization rules were adjusted to provide that the interest expenses (generated with non-members of the financial system) that exceed 20.0% of the company’s EBITDA will not be deductible for tax purposes.

On November 18, 2019, Panama’s National Assembly voted on a national health program that included a tax on sugar-sweetened beverages. It imposed a 5.0% of excise tax (Impuesto Selectivo al Consumo) to non-carbonated beverages added with sugar or any caloric sweetener applicable since December 2019.

The Brazilian federal production tax rates and federal sales tax rates increased in 2017 and 2018 and remained flat in 2019. In early 2017, the Supreme Court decided that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. The Brazilian tax authorities have appealed the Supreme Court’s decision and such appeal is in process. However, Coca-Cola FEMSA’s Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Supreme Court’s ruling, and obtained a final favorable resolution in 2019. In 2019, the federal production and sales taxes together resulted in an average of 16.3% tax over net sales.

In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018, was increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, was reduced to 8.0% from July 1, 2019 to September 30, 2019 and was increased to 10.0% from October 1, 2019 to December 31, 2019. The excise tax rate was reduced to 4.0% from January 1, 2020 to May 31, 2020, will increase to 8.0% from June 1, 2020 to November 30, 2020 and will be reduced again to 4.0% on December 1, 2020. The tax credit that Coca-Cola FEMSA may recognize in its Brazilian operations in connection with purchases of concentrate in the Manaus Free Trade Zone will be affected accordingly.

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. The tax reform decreased the sales tax rate in the province of Buenos Aires from 1.75% to 1.5% in 2018. However, the reform increased the sales tax rate in the City of Buenos Aires from 1.0% to 2.0% in 2018, and scheduled a reduction to 1.5% in 2019, to 1.0% in 2020, to 0.5% in 2020 and to 0.0% in 2022. Nonetheless, the Argentine government issued an executive decree with an order to maintain the sales taxes in the City of Buenos Aires at a rate of 1.5% through 2020, without ruling on whether the scheduled reductions for 2021 and 2022 will occur.

On December 23, 2019, Argentina enacted a new tax reform that became effective as of January 1, 2020. This reform maintained the income tax at a rate of 30.0% and the withholding tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for two more years. In addition, beginning on January 1, 2020, taxpayers may deduct 100.0% of the negative or positive inflation adjustment annually, instead of deducting such inflation adjustment through a period of six years.

On January 1, 2017, a general tax reform became effective in Colombia. This reform reduced the income tax rate from 35.0% to 34.0% for 2017 and then to 33.0% for the following years. In addition, this reform includes an extra income tax rate of 6.0% for 2017 and 4.0% for 2018, for entities located outside free trade zone. Regarding taxpayers located in free trade zone, the special income tax rate increase to from 15.0% to 20.0% for 2017. Additionally, the reform eliminated the temporary tax on net equity, the supplementary income tax (9.0%) as contribution to social programs and the temporary contributions to social programs at a rate of 5.0%, 6.0%, 8.0% and 9.0% for the years 2015, 2016, 2017 and 2018, respectively.

During 2017, the Mexican government issued the Repatriation of Capital Decree which was valid from January 19 until October 19, 2017. Through this decree, a fiscal benefit was attributed to residents in Mexico by applying an income tax of 8.0% (instead of the statutory rate of 30.0% normally applicable to capital gains) to the total amount of capital income returned to the country resulting from foreign investments held until December 2016.

Additionally, the Repatriation of Capital Decree sustains that the benefit will solely apply to income and investments returned to the country throughout the period of the decree. The resources repatriated must be invested during the fiscal year of 2017 and remain in national territory for a period of at least two years from the return date.

Taxation of Beverages

All the countries where Coca-Cola FEMSA operates, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.9% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Parana, 17.0% in the states of Goias and Santa Catarina, 18.0% in the states of São Paulo, Minas Gerais and Rio de Janeiro, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2019 represented an average taxation of approximately 17.6% over net sales.

Several of the countries where Coca-Cola FEMSA operates impose excise or other taxes, as follows:

●

Mexico imposes an excise tax of Ps. 1.2616 per liter on the production, sale and import of beverages with added sugar and HFCS as of January 1, 2020 (until December 31, 2019 the excise tax was Ps. 1.17 per liter). This excise tax is applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting it. The excise tax will be subject to annual increases based on the previous year’s inflation figures starting on January 1, 2021.

●	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.44 as of December 31, 2019) per liter of sparkling beverage.

●

Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 19.44 colones (Ps. 0.64 as of December 31, 2019) per 250 ml, and an excise tax currently assessed at 6.783 colones (approximately Ps. 0.22 as of December 31, 2019) per 250 ml.

●

Since January 1, 2020, Nicaragua imposes a 13.0% tax on beverages, except for water (before March 1, 2019 the excise tax was 9.0% and from March 1, 2019 to December 31, 2019 the excise tax was 11.0%), and municipalities impose a 1.0% tax on Coca-Cola FEMSA’s Nicaraguan gross income.

●

Until November 17, 2019, Panama imposed an excise tax of 5.0% on carbonated beverages and on imported non-carbonated beverages and a 10.0% selective consumption tax on syrups, powders and concentrate used to produce sugary drinks. As of November 18, 2019, Panama replaced such excise tax with an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. Since January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per

100 ml, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

●

Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to some of Coca-Cola FEMSA’s products.

●

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

●	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

●

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

During 2019, 70.7% of Coca-Cola FEMSA’s total energy requirements were obtained from clean energy sources. Additionally, as part of its waste management strategies, in 2019, 23.7% of its PET resin packaging was comprised of recycled materials and Coca-Cola FEMSA recycled 95.7% of the total post-industrial waste generated.

In 2019, 51.4% of FEMSA Comercio’s total energy requirements in Mexico were obtained from renewable energy sources.

In all of the countries where we operate, we are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Federal General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to hazardous wastes and set forth standards for waste water discharge that apply to Coca-Cola FEMSA’s operations. Coca-Cola FEMSA has implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for its operations in Mexico City. See “Information on the Company—Coca-Cola FEMSA—Product Sales and Distribution.”

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

In Coca-Cola FEMSA’s Mexican operations, Coca-Cola FEMSA established a partnership with TCCC and Alpla, its supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. In 2019, this facility recycled 11,909 tons of PET resin. Coca-Cola FEMSA has also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In 2019, ECOCE collected 56.0% of the total PET resin waste in Mexico.

All of Coca-Cola FEMSA’s bottling plants located in Mexico have received a Certificate of Clean Industry (Certificado de Industria Limpia).

Coca-Cola FEMSA’s Central American operations are subject to several federal and state laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. Coca-Cola FEMSA’s Costa Rican operations have participated in a joint effort along with the local division of TCCC, Misión Planeta, for the collection and recycling of non-returnable plastic bottles. In Guatemala, Coca-Cola FEMSA joined the Foundation for Water (Fundación para el Agua), through which Coca-Cola FEMSA has direct participation in several projects related to the sustainable use of water. Coca-Cola FEMSA’s bottling plants in Central America are certified for ISO 14001.

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the disposal of treated water and hazardous materials. These laws include the control of atmospheric emissions, noise emissions, disposal of treated water and strict limitations on the use of chlorofluorocarbons. In addition, in 2012, Colombia promulgated Decree No. 303, which requires Coca-Cola FEMSA to apply for an authorization to discharge its water into authorized waterways. Coca-Cola FEMSA is engaged in nationwide reforestation programs and campaigns for the collection and recycling of glass and plastic bottles, among other programs with positive environmental impacts. Coca-Cola FEMSA has also obtained and maintained the ISO 9001, ISO 14001, OHSAS 18001, FSSC 22000 and PAS 220 certifications for its bottling plants located in Medellin, Cali, Bogota, Barranquilla, Bucaramanga and La Calera, as recognition for the highest quality and food harmlessness in its production processes, which is evidence of Coca-Cola FEMSA’s strict level of compliance with relevant Colombian regulations. Coca-Cola FEMSA’s bottling plant located in Tocancipa obtained the Leadership in Energy and Environmental Design (LEED 2009) certification in 2017, as well as the ISO 9001, ISO 140001, OHSAS 18001, ESSC 22000 and PAS 220 certifications.

Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of toxic and hazardous gases and disposal of wastewater and solid waste, soil contamination by hazardous chemicals, which impose penalties, such as fines, facility closures and criminal charges depending upon the level of non-compliance.

Coca-Cola FEMSA’s bottling plant located in Jundiai has been recognized by the Brazilian authorities for its compliance with environmental regulations and for having standards well above those imposed by applicable law. This bottling plant has been certified for GAO-Q and GAO-E. In 2017, the Itabirito bottling plant was certified for ISO 9001 and the Leadership in Energy and Environmental Design, which is a globally recognized certification of sustainability achievement. In addition, the bottling plants of Jundiai, Mogi das Cruzes, Campo Grande, Marilia, Maringa, Curitiba and Bauru have been certified for (i) ISO 9001; (ii) ISO 14001 and; (iii) norm OHSAS 18001. The Jundiai, Campo Grande, Bauru, Marilia, Curitiba, Maringa, Porto Alegre, Antonio Carlos and Mogi das Cruzes bottling plants are certified in standard FSSC 22000. Mogi das Cruzes bottling plant has also obtained the ISO 50001 (Energy Management System) certification.

In 2008, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, came into effect requiring Coca-Cola FEMSA to collect for recycling a specified annual percentage of plastic bottles made from PET resin sold in the City of São Paulo. Since 2011, Coca-Cola FEMSA is required to collect 90.0% of PET resin bottles sold. Currently, Coca-Cola FEMSA is not able to collect the entire required volume of PET resin bottles it sells in the City of São Paulo. Since Coca-Cola FEMSA does not meet the requirements of this regulation, which we believe to be more onerous than those imposed by the countries with the highest recycling standards, Coca-Cola FEMSA could be fined and be subject to other sanctions, such as the suspension of operations in any of Coca-Cola FEMSA’s bottling plants and/or distribution centers located in the City of São Paulo. In 2008, when this law came into effect, Coca-Cola FEMSA and other bottlers in the City of São Paulo, through the Brazilian Soft Drink and Non-Alcoholic Beverage Association (Associação Brasileira das Indústrias de Refrigerantes e de Bebidas Não-alcoólicas or “ABIR”), filed a motion requesting a court to overturn this regulation due to the impossibility of compliance. In 2009, in response to a request by a municipal authority to provide evidence of the destination of the PET resin bottles sold in São Paulo, Coca-Cola FEMSA filed a motion presenting all of its recycling programs and requesting a more reasonable timeline to comply with the requirements imposed. In 2010, the municipal authority of São Paulo levied a fine on Coca-Cola FEMSA’s Brazilian operating subsidiary of 250,000 Brazilian reais (Ps. 1.2 million as of December 31, 2019) on the grounds that the report submitted by Coca-Cola FEMSA’s Brazilian operating subsidiary did not comply with the 75.0% proper disposal requirement for the period from 2008 to 2010. Coca-Cola FEMSA filed, through an administrative procedure, an appeal against this fine, which was denied by the municipal authority in 2013. This resolution by the municipal authority is final and not subject to appeal. However, in 2012, the State Appellate Court of São Paulo rendered a decision on an interlocutory appeal filed on behalf of ABIR staying the requirement to pay the fines and other sanctions imposed on ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, pending the final resolution of the appeal. Coca-Cola FEMSA is still awaiting the final resolution of the appeal filed on behalf of ABIR. In 2016, the municipal authority filed a tax enforcement claim against Coca-Cola FEMSA’s Brazilian subsidiary in order to try to collect the fine imposed in 2010. In 2017, Coca-Cola FEMSA filed a motion for a stay of execution against the collection of the fine based on the decision rendered by the State Appellate Court of São Paulo in 2012. We cannot assure you that these measures will have the desired effect or that Coca-Cola FEMSA will prevail in any judicial challenge that Coca-Cola FEMSA’s Brazilian subsidiary may pursue.

In 2010, Law No. 12.305/2010 was enacted, establishing the Brazilian National Solid Waste Policy to regulate the recycling and correct management of solid waste, which policy is regulated by Federal Decree No. 7.404/2010. The Brazilian National Solid Waste Policy is based on the principle of shared responsibility between the government, companies and consumers; it provides for the post-consumption return of products and requires public authorities to implement waste management programs. In order to comply with the Brazilian National Solid Waste Policy, in 2012, an agreement proposal was created by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for TCCC, Coca-Cola FEMSA’s Brazilian subsidiary and other bottlers, and was provided to the Ministry of the Environment. The agreement proposed the creation of a “coalition” to implement systems for packaging waste reverse logistics. The proposal described strategies for sustainable development and the improvement of the management of solid waste to increase recycling rates and decrease incorrect disposal. The Ministry of Environment approved and signed this agreement in 2015. Notwithstanding the signing of this agreement, in 2016, the public prosecutor’s office of the state of São Paulo filed a class action against the parties that signed the agreement, challenging the validity of certain terms of the agreement and the effectiveness of the mandatory measures to be taken by the companies of the packaging sector to comply with the Brazilian National Solid Waste Policy. In addition, the public prosecutor’s office of the state of Mato Grosso do Sul filed several class actions against the parties that signed the agreement, requiring the payment of certain dues in exchange for the state’s provision of selective waste management services. Due to the large number of class actions involving the same parties, same cause of action and same pleas, a motion for resolution of repetitive claims was filed with the purpose of suspending all the class actions until the motion is resolved, and the competent court is appointed. ABIR and other associations are leading the defense.

Coca-Cola FEMSA’s Argentine operations are subject to federal and municipal laws and regulations relating to the protection of the environment. The most significant of these are regulations concerning waste management, which is regulated by federal Law 24.051 and Law 9111/78, and waste water discharge. Such regulations are enforced by the Ministry of Natural Resources and Sustainable Development (Secretaría de Ambiente y Desarrollo Sustentable) and the Provincial Organization for Sustainable Development (Organismo Provincial para el Desarrollo Sostenible) for the province of Buenos Aires. Coca-Cola FEMSA’s Alcorta bottling plant is in compliance with environmental standards and Coca-Cola FEMSA has been, and continue to be, certified for ISO 14001:2004 for the bottling plants and operative units in Buenos Aires.

In Uruguay, Coca-Cola FEMSA is subject to laws and regulations relating to the protection of the environment, including regulations concerning waste management and waste water discharge and disposal of hazardous and toxic materials, among others. Coca-Cola FEMSA owns a water treatment plant to reuse water in certain processes. Coca-Cola FEMSA has established a program for recycling solid wastes and is currently certified for ISO 14001:2015 for its bottling plant in Montevideo and for its distribution center in Paysandú.

Coca-Cola FEMSA has spent, and may be required to spend in the future, funds for compliance with and remediation under local environmental laws and regulations. Currently, Coca-Cola FEMSA does not believe that such costs will have a material adverse effect on its results or financial condition. However, since environmental laws and regulations and their enforcement are becoming increasingly stringent in Coca-Cola FEMSA’s territories, and there is increased recognition by local authorities of the need for higher environmental standards in the countries where Coca-Cola FEMSA operates, changes in current regulations may result in an increase in costs, which may have an adverse effect on its future results or financial condition. We are not aware of any significant pending regulatory changes that would require a significant amount of additional remedial capital expenditures.

We do not believe that Coca-Cola FEMSA’s business activities pose a material risk to the environment, and we believe that Coca-Cola FEMSA is in material compliance with all applicable environmental laws and regulations.

Water Supply

As a beverage bottler, efficient water management is essential to Coca-Cola FEMSA’s business and its communities. As a result, Coca-Cola FEMSA is committed to improve its overall water use ratio to 1.5 liters of water per liter of beverage produced by 2020. In 2019, Coca-Cola FEMSA used 1.52 liters of water per liter of beverage produced. In addition, Coca-Cola FEMSA’s goal is to reduce its water consumption and to return to the environment and its communities the same amount of water used to produce its beverages by 2020. All Coca-Cola FEMSA’s bottling plants have their own or have contracted services for waste water treatment to ensure the quality of the waste water discharge.

In Mexico, Coca-Cola FEMSA obtains water directly from wells pursuant to concessions obtained from the Mexican government for each bottling plant. Water use in Mexico is regulated primarily by the 1992 Water Law (Ley de Aguas Nacionales de 1992), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the 1992 Water Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government may reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years, unless the concessionaire proves that the volume of water not used is because the concessionaire is saving water by an efficient use of it. Coca-Cola FEMSA’s concessions may be terminated if it fails to pay required concession-related fees and does not cure such situations in a timely manner. Although Coca-Cola FEMSA has not undertaken independent studies to confirm the sufficiency of the existing groundwater supply, Coca-Cola FEMSA believes that its existing concessions satisfy its current water requirements in Mexico.

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

In Brazil, Coca-Cola FEMSA obtains water and mineral water from wells pursuant to concessions granted by the Brazilian government for each bottling plant. According to the Brazilian Constitution and the National Water Resources

Policy, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users can be held responsible for any damage to the environment. The exploitation and use of mineral water is regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/1945 (Código de Águas Minerais), the National Water Resources Policy, Decree No. 24.643/1934 and Law No. 9433/97 and by regulations issued thereunder. The companies that exploit water are supervised by the National Mining Agency (Agência Nacional de Mineração, or “ANM”) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. In the Jundiai, Marilia, Curitiba, Maringa, Porto Alegre, Antonio Carlos and Itabirito bottling plants, Coca-Cola FEMSA does not exploit spring water.

In Colombia, in addition to natural spring water for Manantial, Coca-Cola FEMSA obtains water directly from wells and from utility companies. Coca-Cola FEMSA is required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Decree No. 1076 of 2015. In addition, Decree No. 303 of 2012 requires Coca-Cola FEMSA to apply for water concessions and for authorization to discharge its water into public waterways. The Ministry of Environment and Sustainable Development and Regional Autonomous Corporations supervises companies that use water as a raw material for their businesses. Furthermore, in Colombia, Law No. 142 of 1994 provides that public sewer services are charged based on volume (usage). The Water and Sewerage Company of the City of Bogota has interpreted this rule to be the volume of water captured, and not the volume of water discharged by users.

In Argentina, a state water company provides water to Coca-Cola FEMSA’s Alcorta bottling plant on a limited basis; however, Coca-Cola FEMSA believes the authorized amount meets its requirements for this bottling plant. In Coca-Cola FEMSA’s Monte Grande bottling plant in Argentina, Coca-Cola FEMSA pumps water from wells, in accordance with Law No. 25.688.

In Uruguay, Coca-Cola FEMSA acquires water from the local water system, which is managed by the Organism of Sanitary Works (Obras Sanitarias del Estado). Additionally, Coca-Cola FEMSA is required by the Uruguayan federal government to discharge all of its water excess to the sanitation system for recollection.

In Nicaragua, the use of water is regulated by the National Water Law (Ley General de Aguas Nacionales), and Coca-Cola FEMSA obtains water directly from wells. In November 2017, Coca-Cola FEMSA obtained a permit to increase its monthly amount of water used for production in Nicaragua and renewed Coca-Cola FEMSA’s concession for the exploitation of wells for five more years, extending the expiration date to 2022. In Costa Rica, the use of water is regulated by the Water Law (Ley de Aguas). In both of these countries, Coca-Cola FEMSA exploits water from wells granted to Coca-Cola FEMSA through governmental concessions. In Guatemala, no license or permits are required to exploit water from the private wells in Coca-Cola FEMSA’s own bottling plants. In Panama, Coca-Cola FEMSA acquires water from a state water company, and the use of water is regulated by the Panama Use of Water Regulation (Reglamento de Uso de Aguas de Panamá).

In addition, Coca-Cola FEMSA obtains water for the production of some of its natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.

Energy Regulations

In 2013, the Mexican government approved a decree containing amendments and additions to the Mexican Constitution in matters of energy (the “Mexican Energy Reform”). The Mexican Energy Reform opened the Mexican energy market to the participation of private parties including companies with foreign investment, allowing for FEMSA Comercio to participate directly in the retail of fuel products. Secondary legislation and regulation of the approved Mexican Energy Reform was implemented during 2016 and 2017. Prior 2017, fuel retail prices were established by the Mexican executive power by decree by end of 2017 retail prices were fully deregulated and freely determined by market conditions. As part of the secondary legislation in connection with the Mexican Energy Reform, the Security, Energy and Environment Agency (the Agencia de Seguridad, Energia y Ambiente, or “ASEA”) was created as a decentralized administrative body of SEMARNAT. ASEA is responsible for regulating and supervising industrial and operational safety and environmental protection in the installations and activities of the hydrocarbons sector, which includes all our Fuel Division operations. Additionally, the CRE is the regulatory body responsible for the authorization of sale of fuel to the public at gas stations. We believe that the Fuel Division is in material compliance with the relevant ASEA and CRE regulations and administrative provisions.

Other Regulations

In 2014, the Brazilian government enacted Law No. 12,997 (Law of Motorcycle Drivers), which requires employers to pay a premium of 30.0% of the base salary to all employees that are required to drive a motorcycle to perform their job duties. This premium became enforceable in 2014, when the related rules and regulations were issued by the Ministry of Labor and Employment. Coca-Cola FEMSA believes that these rules and regulations (Decree No. 1.565/2014) were unduly issued because such Ministry did not comply with all the requirements of applicable law (Decree No. 1.127/2003). In 2014, Coca-Cola FEMSA’s Brazilian subsidiary, in conjunction with other bottlers of the Coca-Cola system in Brazil and through the ABIR, filed a claim before the Federal Court to stay the effects of such decree. ABIR’s associated companies, including Coca-Cola FEMSA’s Brazilian subsidiary, were granted a preliminary injunction staying the effects of the decree and exempting Coca-Cola FEMSA from paying the premium. The Ministry of Labor and Employment filed an interlocutory appeal against the preliminary injunction in order to restore the effects of Decree No. 1.565/2014. This interlocutory appeal was denied. In 2016, a decision was rendered by the Federal Court declaring Decree No. 1.565/2014 to be null and void and requesting the Ministry of Labor and Employment to revise and reissue its regulations under Law No. 12,997. The Ministry of Labor and Employment, with the participation of all interested parties, is in the process of revising Decree No. 1.565/2014. Such revision has not concluded, therefore we cannot assure you that any changes made to Decree No. 1.565/2014 will not have an adverse effect on Coca-Cola FEMSA’s business; however, Coca-Cola FEMSA is currently not responsible for paying such 30.0% premium.

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

In 2017, the Panamanian government enacted Law No. 75, which regulates the sale of food and beverages in public and private schools (from elementary school through high school). Law No. 75 prohibits the sale in schools of all sparkling beverages and certain still beverages with high amounts of sugar or calories. In addition, the Ministry of Education issued a decree with certain products that they recommend should be sold in schools; the products mentioned do not include sparkling beverages, teas and still beverages with high amounts of sugar. We cannot assure you that these restrictions or any further restrictions will not have an adverse impact on Coca-Cola FEMSA’s results of operations.

In 2017, the Argentine government enacted Law No. 27,401 (Corporate Criminal Liability Law), which introduced a criminal liability regime for corporate entities who engage in corruption and bribery with governmental agencies. The main purpose of this law is to make corporate entities liable for corruption and bribery carried out directly or indirectly by such corporate entity, either through its direct participation, on its behalf or to its benefit. Although we believe we are in compliance with this law, if we were to be found liable for any of these practices, this law could have an adverse effect on our business.

In 2018, the Uruguayan government enacted Decree No. 272/018, which imposes an obligation to label certain food and beverage products that contain sodium, sugar, fats or saturated fats with health warnings. Coca-Cola FEMSA began complying with these requirements on February 29, 2020, as dictated by the Decree.

In 2018, the Brazilian government enacted Law No. 13,709/2018 (Personal Data Protection Law), which imposes control measures and other rights and obligations with respect to the processing of personal data by natural persons and legal entities, including by digital means. This law aims to create higher levels of certainty and transparency for data owners, containing obligations to display evidence of compliance and strict penalties for perpetrators who cause damage as a result of their violation of the law. Although this law is already enacted, we are not required to comply with it until August 2020.

In 2019, the government of the state of Oaxaca, Mexico amended the Law for the Prevention and Management of Solid Waste (Ley para la Prevención y Gestión Integral de los Residuos Sólidos) to prohibit the use, sale and distribution of single-use

PET bottles for water and all other beverages in the state of Oaxaca. As a result of this amendment, on July 30, 2019, two of Coca-Cola FEMSA’s Mexican subsidiaries filed a legal recourse against the amended law that is still pending resolution.

In 2019, the Costa Rican government enacted Law No. 233, which requires that companies who sell, distribute or produce plastic bottles made of single use plastics comply with at least one of the following obligations: (a) produce plastic bottles that contain a percentage of recycled resin (such percentage to be defined in a separate regulation not yet enacted), (b) implement a recycling or collection program of the plastic bottles sold by such company (such programs to be defined in a separate regulation not yet enacted), (c) participate in waste management programs appropriate to the relevant industry or product, (d) use or produce packaging or products that minimize the generation of solid waste, or (e) establish strategic partnerships with at least one municipality to improve its collection and waste management programs. Although this law is already enacted, we are not required to comply with it until December 2020.

In March 2020, the Mexican government amended the existing Official Mexican Standard ("NOM-051"), which regulates the labeling of prepackaged food and non-alcoholic beverages (“Products”), to introduce a new labeling system for Products sold in Mexico. The amended regulation sets forth that Products’ nutrition facts labels must include protein, sugar, added sugar, sodium, saturated fat and other fat contents per 100 grams or 100 milliliters. Nutrition facts labels must also include complementary nutritional information by means of octagonal seals, which shall apply to Products that exceed the NOM-051 parameters regarding recommended sugar, calorie, sodium, saturated fat and other fat contents, as well as warnings for any Products that contain caffeine or non-caloric sweeteners. Additionally, the amended regulation provides that any Product that contains non-caloric sweeteners, sugar, sodium, saturated fats and other fats shall not include any cartoon, animation, celebrity, athlete or any other feature that aims to promote or encourages the consumption of such Product by children. In accordance with the amended NOM-051, Coca-Cola FEMSA's entire portfolio (except for water) is required to comply with the new labeling guidelines by October 1, 2020. We are currently analyzing all the measures necessary to comply with the new NOM-051 within the required timeframe, including with regards to our containers and packaging suppliers’ capacity, among other technical difficulties. We cannot assure that these amendments will not have an adverse impact on our business and results of operations in Mexico.

In recent years, the Colombian government has enacted regulations addressing corporate policies for the prevention of money laundering and finance of terrorism, as well as cross-border anti-bribery programs. The regulations require the implementation of internal policies including know-your-counterparty procedures, anti-money laundering and finance of terrorism clauses in agreements and reporting of suspicious operations. The regulations also require companies’ anti-bribery programs to comply with basic requirements, such as performing due diligence in merger and acquisition transactions and including clauses regarding delivery of gifts, remuneration to contractors, political contributions, donations, whistleblowing channels and anti–corruption in agreements. The Colombian authorities conduct audits to ensure the effectiveness of these policies and compliance with relevant regulations, and may impose fines and penalties in the event these policies and regulations are not observed.

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

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding its results and financial position during the periods discussed in this section:

●

The recent outbreak of COVID-19 has negatively affected economic conditions in the countries where we operate, including by contributing to the depreciation of their currencies with respect to the U.S. dollar, and has had an impact on our business and results of operations. To date, certain measures and regulations have been put in place in the territories where we operate, including the direction to refrain from dining at restaurants, the cancellation of major sporting and entertainment events, material reduction in travel, the promotion of social distancing, the adoption of work-from-home policies and in certain territories, compulsory lockdowns. We have put preparedness plans in place at our facilities to ensure continued operations, while also taking all necessary steps to keep our teams healthy and safe. Our teams have conducted preparedness exercises of their business continuity plans. In line with recommendations to reduce large gatherings and increase social distancing, we have asked many office-based employees to work remotely. Due to the speed with which the COVID-19 situation is developing and the fact that the duration of the situation is not known, there is uncertainty around its ultimate impact; therefore, the negative impact on our financial and operating results cannot be reasonably estimated at this time. We will continue to monitor the impact of the outbreak in our business and results of operations.

●

Coca-Cola FEMSA has continued to grow at a moderate pace. However, in the short-term Coca-Cola FEMSA faces some pressures from macroeconomic uncertainty in Mexico, Brazil and other South American markets, including currency volatility and the implementation of new excise taxes in some of the countries where Coca-Cola FEMSA operates.

●

The Proximity Division has maintained high rates of store openings across formats and continues to grow at solid rates in terms of total revenues. At the same time, it continued to increase its international presence by growing its store count in Colombia, Chile, Peru and Brazil through a joint venture with Raízen. The Proximity Division has lower operating margins than our beverage business, and given its fixed cost structure, it is more sensitive to changes in sales which could negatively affect operating margins.

●

The Health Division has continued its stable rate of revenue growth, reflecting the strong growth trends delivered by Socofar’s operations in Colombia and its moderate growth in Chile despite a challenging business and macroeconomic environment. Additionally, the Health Division expanded into Ecuador following its acquisition of GPF during the first half of 2019, where it continues progressing in the integration of these operations. Meanwhile, in Mexico, we have continued our expansion into new geographic regions, while the benefits of having an integrated business platform are beginning to materialize. Currency volatility between the Chilean and Colombian peso, compared with the Mexican peso, could further affect the Health Division’s results.

●

In the Fuel Division, the implementation of the Mexican Energy Reform enacted by the previous administration resulted in certain business opportunities for the Fuel Division by representing a retail market where the Fuel Division has more flexibility to operate. Macroeconomic and regulatory uncertainties that affect gasoline prices or the growth of competitors’ gas stations can also put pressure on the Fuel Division’s operating margins, which are structurally lower than those of FEMSA Comercio’s other divisions. Additionally, regulatory uncertainties can also limit the ability of the Fuel Division to continue adding service stations to its network under its current business model.

●	In Heineken, COVID-19 has also impacted, and is expected to continue to impact, its operations. Most countries where Heineken operates have reacted by taking far-reaching containment measures such as restrictions of movement for populations and outlet closures, sometimes combined with the mandatory lockdown of production facilities. In the past few weeks Heineken has taken necessary measures to reduce its costs, secure additional financing and adapt to the fast changes Heineken sees in its markets. Heineken will continue to monitor the impact of the outbreak on its business and results of operations.

●

Our consolidated results are also significantly affected by the performance of the Heineken Group, as a result of our 14.76% economic interest. Our consolidated net income for 2019 included Ps. 6,428 million related to our non-controlling interest in the Heineken Group, as compared to Ps. 6,478 million for 2018.

●

Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil and the other countries where we operate. For the years ended December 31, 2019, 2018 and 2017, 68.4%, 68.0% and 65.6% respectively, of our total sales were attributable to Mexico. Other than Venezuela, the participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.

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

Beginning in the fourth quarter of 2018 and through 2019, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 18.66 per US$ 1.00, to a high of Ps. 20.54 per US$ 1.00. At December 31, 2019, the exchange rate (noon buying rate) was Ps. 18.8600 per US$ 1.00. On April 24, 2020, this exchange rate was Ps. 24.8225 per US$ 1.00. A depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar-denominated cash position.

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

Impairment of indefinite lived intangible assets, goodwill and depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to impairment tests annually or whenever indicators of impairment are present. An impairment exists when the carrying value of an asset or cash generating unit

(“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales agreements in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, we calculate an estimation of the value in use of the CGU to which such assets have been allocated. Impairment losses are recognized in current earnings for the excess of the carrying amount of the asset or CGU and its value in use in the period the related impairment is determined.

We assess at each reporting date whether there is an indication that a long-lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows expected to be generated from the use of the asset or CGU are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available.

If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The key assumptions used to determine the recoverable amount for our CGUs, including a sensitivity analysis, are further explained in notes 3.20 and 13 to our audited consolidated financial statements.

Useful lives of property, plant and equipment and intangible assets with defined useful lives

Property, plant and equipment, including returnable bottles which are expected to provide benefits over a period of more than one year, as well as intangible assets with defined useful lives, are depreciated/amortized over their estimated useful lives. We base our estimates on the experience of our technical personnel as well as based on our experience in the industry for similar assets. See notes 3.15, 3.18, 11 and 13 to our audited consolidated financial statements.

Employee benefits

We regularly evaluate the reasonableness of the assumptions used in our post-employment and other long-term employee benefit computations. Information about such assumptions is described in note 17 to our audited consolidated financial statements.

Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We recognize deferred tax assets for unused tax losses and other credits and regularly review them for recoverability based on our judgment regarding the probability of the timing and level of future taxable income, the expected timing of the reversals of existing taxable temporary differences and future tax planning strategies. See note 25 to our audited consolidated financial statements.

Tax, labor and legal contingencies and provisions

We are subject to various claims and contingencies, related to tax, labor and legal proceedings as described in note 26 to our audited consolidated financial statements. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. We periodically assess the probability of loss for such contingencies and accrue a provision and/or disclose the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, we accrue a provision for the estimated loss. Our judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

Valuation of financial instruments

We are required to measure all derivative financial instruments at fair value. The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. We base our forward price curves upon market price quotations. We believe that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments; see note 21 to our audited consolidated financial statements.

Business combinations

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by us, liabilities assumed by us from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree and the equity interests issued by us in exchange for control of the acquiree.

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

For each acquisition, our judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. In particular, we must apply estimates or judgments in techniques used, especially in forecasting CGU’s cash flows, in the computation of weighted average cost of capital (“WACC”) and estimation of inflation during the identification of intangible assets with indefinite lives, mainly, goodwill and distribution and trademark rights.

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

Venezuela exchange rates and deconsolidation

As is further explained in note 3.3 to our audited consolidated financial statements, effective as of December 31, 2017, Coca-Cola FEMSA deconsolidated its subsidiary’s operations in Venezuela due to the political and economic environment in that country and began accounting for its investments under the fair value method. Consequently, beginning January 1, 2018, all changes in the fair value of the investment, including foreign currency translation differences, are recognized for Venezuela’s operations in “Other comprehensive income, net of tax.”

Leases

Information on assumptions and estimates that have a significant risk of resulting in an adjustment to the carrying value of right-of-use assets and lease liabilities, and related statement of income accounts, include the following:

●	If we are reasonably certain to exercise an option to extend a lease agreement or not to exercise an option to terminate a lease agreement before its termination date, considering all the facts and circumstances that create an economic incentive for us to exercise, or not, such options, taking into account whether the lease option is enforceable, when we have the unilateral right to apply the option in question.

●	Determination of the non-cancellable period for evergreen contracts and lifelong leases, considering whether we are reasonably certain to terminate the lease and/or estimating a reasonable period for the use of the asset, based on significant leasehold improvements made on the leased properties that provide reasonable certainty to us about the remaining period to obtain the benefits of such improvements on leased properties.

Future Impact of Recently Issued Accounting Standards not yet in Effect

We have not applied the following standards and interpretations that were issued but were not yet effective as of the date of issuance of our consolidated financial statements. We intend to adopt these standards, if applicable, when they become effective:

Modifications to the Conceptual Framework

The Conceptual Framework for Financial Reporting (“Conceptual Framework”) was issued in March 2018, replacing the previous version of the Conceptual Framework issued on 2010. The Conceptual Framework describes the purpose and concepts of general purpose for financial information. The purpose of the Conceptual Framework is to:

(a)	Help the IASB to develop standards that are based on consistent concepts;

(b)	Assist preparers to develop congruent accounting policies when no standard is applicable to a specific transaction or event, or when a standard allows an accounting policy option; and

(c)	Help all parties to understand and interpret the standards.

The Conceptual Framework is not a standard. No content of the Conceptual Framework prevails over any standard or requirement of a standard.

The Conceptual Framework is effective immediately for the IASB and the International Financial Reporting Interpretations Committee (“IFRIC”) and is effective for periods beginning on or after January 1, 2020, and its early application is permitted, for companies that use the Conceptual Framework to develop their accounting policies when IFRS are not applicable for a particular transaction.

As long as our accounting policy is in line with these modifications, we do not expect any effect on our consolidated financial statements.

Modifications to IFRS 3 Definition of a Business (“IFRS 3”)

The IASB issued an amendment to IFRS 3 in October 2018 that revises the definition of a business. The modified definition emphasizes that the purpose of a business is to provide goods and services to the customers, while the previous definition was focused on the returns on dividends, lower costs or other economic benefits for investors and others. The distinction between a business and a group of assets is important because an acquirer recognizes goodwill when a business is acquired. The amendments to IFRS 3 are effective beginning on January 1, 2020 and their early application is allowed.

As long as our accounting policy is aligned with these modifications, we do not expect any effect on our consolidated financial statements.

Modifications to IAS 1 and IAS 8 Definition of Material or Relative Importance (“IAS 1” and “IAS 8”)

The definition of material or relative importance helps us to determine whether information about an item, transaction or other event should be provided to the users of the financial statements. However, companies have had difficulty applying the definition of material in making materiality judgements or with relative importance in the preparation of the financial statements. Accordingly, the IASB published the Definition of Material or Relative Importance (Amendments to IAS 1 and IAS 8) in October 2018. The amendments to IAS 1 and IAS 8 will be effective on January 1, 2020, and its early application is allowed. We do not expect to have significant effects on our consolidated financial statements.

Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (“IBOR”) reform on financial reporting. The amendments provide temporary relief that enables hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an “RFR”).

The amendments to IFRS 9

The amendments include a number of forms of relief, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

Application of the forms of relief is mandatory. The first three forms of relief provide for:

(a)	The assessment of whether a forecast transaction (or component thereof) is highly probable;

(b)	Assessing when to reclassify the amount in the cash flow hedge reserve to profit and loss; and

(c)	The assessment of the economic relationship between the hedged item and the hedging instrument.

For each of these forms of relief, it is assumed that the benchmark on which the hedged cash flows are based (whether or not contractually specified), and/or for the third form of relief, the benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of IBOR reform.

A fourth form of relief provides that, for a benchmark component of interest rate risk that is affected by IBOR reform, the requirement that the risk component is separately identifiable need be met only at the inception of the hedging relationship. Where hedging instruments and hedged items may be added to or removed from an open portfolio in a continuous hedging strategy, the separately identifiable requirement need only be met when hedged items are initially designated within the hedging relationship.

To the extent that a hedging instrument is altered so that its cash flows are based on an RFR, but the hedged item is still based on IBOR (or vice versa), there is no form of relief from measuring and recording any ineffectiveness that arises due to differences in their changes in fair value.

The forms of relief continue indefinitely in the absence of any of the events described in the amendments. When an entity designates a group of items as the hedged item, the requirements for when the forms of relief cease are applied separately to each individual item within the designated group of items.

The amendments also introduce specific disclosure requirements for hedging relationships to which the forms of relief are applied.

The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. However, any hedge relationships that have previously been de-designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is permitted and must be disclosed. We do not expect any impact since they do not have arrangements with IBOR rates.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2019, 2018 and 2017:

		Year Ended December 31,
	2019(1)		2019		2018		2017(5)
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$26,726	Ps.	504,059	Ps.	468,894	Ps.	439,239
Other operating revenues	141		2,652		850		693
Total revenues	26,867		506,711		469,744		439,932
Cost of goods sold	16,714		315,230		294,574		277,842
Gross profit	10,153		191,481		175,170		162,090
Administrative expenses	1,057		19,930		17,313		15,222
Selling expenses	6,462		121,871		114,573		105,880
Other income(2)	54		1,013		673		31,951

		Year Ended December 31,
	2019(1)		2019		2018		2017(5)
	(in millions of U.S. dollars and Mexican pesos)
Other expenses(3)	260		4,905		2,947		33,866
Interest expense(4)	749		14,133		9,825		11,092
Interest income	168		3,168		2,832		1,470
Foreign exchange (loss) gain, net	(131)		(2,467)		(248)		4,934
Monetary position gain, net	14		260		216		1,590
Market value loss on financial instruments	17		320		355		204
Income before income taxes from continuing operations and share of the profit of equity accounted investees	1,713		32,296		33,630		35,771
Income taxes	555		10,476		10,169		10,213
Share of the profit of equity accounted investees, net of taxes	330		6,228		6,252		7,923
Net income from continuing operations	$1,488	Ps.	28,048	Ps.	29,713	Ps.	33,481
Net income from discontinued operations	—		—		3,366		3,726
Consolidated net income	$1,488	Ps.	28,048	Ps.	33,079	Ps.	37,207
Controlling interest from continuing operations	1,098		20,699		22,560		40,864
Controlling interest from discontinued operations	—		—		1,430		1,545
Non-controlling interest from continuing operations	390		7,349		7,153		(7,383)
Non-controlling interest from discontinued operations	—		—		1,936		2,181
Consolidated net income	$1,488	Ps.	28,048	Ps.	33,079	Ps.	37,207

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 18.8600 to US$ 1.00, provided solely for the convenience of the reader.

(2)	Reflects the gains on the partial disposal of the Heineken Group shares in 2017. See note 4.2 to our audited consolidated financial statements.

(3)	Mainly deconsolidation effects of Venezuela in 2017. See note 3.3(a) to our audited consolidated financial statements.

(4)	Reflects the finance charges payable for leases due to the adoption of IFRS 16 – “Leases” in 2019. See note 19 to our audited consolidated financial statements.

(5)	Revised to reflect the discontinued operations of KOF Philippines. See note 4.2 to our audited consolidated financial statements.

The following table sets forth certain operating results by reportable segment under IFRS for each of our segments for the years ended December 31, 2019, 2018 and 2017.

		Year Ended December 31,
		2019		2018		2017(3)	2019 vs. 2018	2018 vs. 2017
	(in millions of Mexican pesos, except margins)						Percentage Growth (Decrease)
Net sales
Coca-Cola FEMSA	Ps.	192,342	Ps.	181,823	Ps.	182,850	5.8%	(0.6)%
FEMSA Comercio
Proximity Division		184,488		167,168		149,631	10.4%	11.7%
Health Division		58,922		51,739		47,421	13.9%	9.1%
Fuel Division		47,852		46,936		38,388	2.0%	22.3%
Total revenues
Coca-Cola FEMSA		194,471		182,342		183,256	6.7%	(0.5)%
FEMSA Comercio
Proximity Division		184,810		167,458		149,833	10.4%	11.8%
Health Division		58,922		51,739		47,421	13.9%	9.1%
Fuel Division		47,852		46,936		38,388	2.0%	22.3%
Cost of goods sold
Coca-Cola FEMSA		106,964		98,404		99,748	8.7%	(1.3)%
FEMSA Comercio
Proximity Division		109,711		101,929		93,706	7.6%	8.8%
Health Division		41,277		35,874		33,208	15.1%	8.0%
Fuel Division		43,077		42,705		35,621	0.9%	19.9%

	Year Ended December 31,
	2019	2018	2017(3)	2019 vs. 2018	2018 vs. 2017
	(in millions of Mexican pesos, except margins)			Percentage Growth (Decrease)
Gross profit
Coca-Cola FEMSA	87,507	83,938	83,508	4.3%	0.5%
FEMSA Comercio
Proximity Division	75,099	65,529	56,127	14.6%	16.8%
Health Division	17,645	15,865	14,213	11.2%	11.6%
Fuel Division	4,775	4,231	2,767	12.9%	52.9%
Gross margin(1)(2)
Coca-Cola FEMSA	45.0%	46.0%	45.6%	(1.0)p.p.	0.5p.p.
FEMSA Comercio
Proximity Division	40.6%	39.1%	37.5%	1.5p.p.	1.6p.p.
Health Division	29.9%	30.7%	30.0%	(0.8)p.p.	0.7p.p.
Fuel Division	10.0%	9.0%	7.2%	1.0p.p.	1.8p.p.
Administrative expenses
Coca-Cola FEMSA	8,427	7,999	7,694	5.4%	4.0%
FEMSA Comercio
Proximity Division	4,590	3,587	2,983	28.0%	20.2%
Health Division	2,709	2,055	1,643	31.8%	25.1%
Fuel Division	215	242	154	(11.2)%	57.1%
Selling expenses
Coca-Cola FEMSA	52,110	49,925	50,352	4.4%	(0.8%)
FEMSA Comercio
Proximity Division	52,545	47,589	40,289	10.4%	18.1%
Health Division	12,462	11,557	10,850	7.8%	6.5%
Fuel Division	3,281	3,526	2,330	(6.9)%	51.3%
Share of the profit of equity accounted investees, net of taxes
Coca-Cola FEMSA	(131)	(226)	60	(42.0)%	(476.7%)
FEMSA Comercio
Proximity Division	9	(17)	5	(152.9)%	(440.0%)
Health Division	—	—	—	—	—
Fuel Division	—	—	—	—	—
Heineken Investment	6,428	6,478	7,847	(0.8)%	(17.4%)

(1)	Gross margin is calculated as gross profit divided by total revenues.

(2)	As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).

(3)	Revised for the restructuring of the Proximity Division. In 2018, FEMSA Comercio’s “Retail Division” removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Businesses.” The business segment is now named the Proximity Division. See note 27 of our audited consolidated financial statements.

Results from our Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 7.9% to Ps. 506,711 million in 2019 compared to Ps. 469,744 million in 2018. Coca-Cola FEMSA’s total revenues increased 6.7% to Ps. 194,471 million, driven by price increases aligned with or above inflation, volume growth in key territories, the consolidation of its acquisitions in Guatemala and Uruguay, partially offset by the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso. FEMSA Comercio’s Proximity Division’s revenues increased 10.4% to Ps. 184,810 million, driven by the opening of 1,331 net new OXXO stores combined with an average increase of 5.0% in same-store sales. The Health Division’s revenues increased 13.9% to Ps. 58,922 million, driven by the opening of 180 net new stores and the acquisition of GPF, partially offset by an average decrease of 3.7% in same-store sales. The Fuel Division revenues increased 2.0% to Ps. 47,852 million in 2019, driven by the addition of six net new stations in the last twelve months, partially offset by a 4.2% decrease in same-station sales.

Consolidated gross profit increased 9.3% to Ps. 191,481 million in 2019 compared to Ps. 175,170 million in 2018. Gross margin increased 50 basis points to 37.8% of total revenues compared to 2018, reflecting gross margin expansion at the Proximity Division and the Fuel Division, partially offset by gross margin contractions at Coca-Cola FEMSA and the Health Division.

Consolidated administrative expenses increased 15.1% to Ps. 19,930 million in 2019 compared to Ps. 17,313 million in 2018. As a percentage of total revenues, consolidated administrative expenses increased 20 basis points, from 3.7% in 2018, to 3.9% in 2019.

Consolidated selling expenses increased 6.4% to Ps. 121,871 million in 2019 as compared to Ps. 114,573 million in 2018. As a percentage of total revenues, selling expenses decreased 20 basis points, from 24.3% in 2018 to 24.1% in 2019.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly reflects the gains on the sale of assets. During 2019, other income increased to Ps. 1,013 million in 2019 from Ps. 673 million in 2018, driven by a tax reclaim from indirect tax payments of prior years at Coca-Cola FEMSA in Brazil.

During 2019, other expenses increased to Ps. 4,905 million from Ps. 2,947 million in 2018, which mainly reflected severance payments related to restructuring costs as part of efficiency programs implemented throughout the year by Coca-Cola FEMSA and an impairment of long-lived assets related to Coca-Cola FEMSA’s dairy operations in Panama.

Additionally, other expenses include donations, disposals of long-lived assets and contingencies associated with prior acquisitions.

Comprehensive financing result, which includes interest income and expense, foreign exchange gain (loss), monetary position gain (loss) and market value gain (loss) on financial instruments, increased to Ps. 13,492 million from Ps. 7,380 million in 2018, reflecting the effects of the adoption of IFRS 16 accounting rules across our businesses, coupled with a foreign exchange loss related to the effect of FEMSA’s US Dollar-denominated cash position, as impacted by the appreciation of the Mexican peso during 2019, partially offset by an interest income increase of 11.9% to Ps. 3,168 million in 2019, compared to Ps. 2,832 million in 2018.

Our accounting provision for income taxes in 2019 was Ps. 10,476 million, as compared to Ps. 10,169 million in 2018, resulting in an effective tax rate of 32.4% in 2019, as compared to 30.2% in 2018, slightly above our expected medium-term range of 30% and reflecting higher non-deductible expenses and lower adjustments for inflation and translation effects.

Share of the profit of equity accounted investees, net of taxes, which mainly reflects our participation in Heineken’s results, decreased slightly by 0.4% to Ps. 6,228 million in 2019 compared to Ps. 6,252 million in 2018, mainly driven by the appreciation of the Mexican peso compared to the Euro, during 2019.

Consolidated net income was Ps. 28,048 million in 2019 compared to Ps. 33,079 million in 2018, reflecting a non-cash foreign exchange loss related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso, coupled with a decrease in the results of discontinued operations following the sale of KOF Philippines in 2018. This decrease was partially offset by growth in our income from operations.

Coca-Cola FEMSA

The comparability of Coca-Cola FEMSA’s financial and operating performance in 2019 as compared to 2018 was affected by the following factors: (1) the ongoing integration of mergers and acquisitions completed in recent years, specifically the acquisitions in Guatemala and Uruguay in April and June 2018, respectively; (2) translation effects from fluctuations in exchange rates; and (3) Coca-Cola FEMSA’s results in Argentina, which effective as of January 1, 2018 has been considered a hyperinflationary economy. To translate the full-year results of Argentina for the years ended December 31, 2019 and 2018, Coca-Cola FEMSA used the exchange rate at December 31, 2019 of 59.89 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2018 of 37.70 Argentine pesos per U.S. dollar, respectively. The depreciation of the exchange rate of the Argentine peso at December 31, 2019, as compared to the exchange rate at December 31, 2018, was 58.9%. In addition, the average depreciation of currencies used in Coca-Cola FEMSA’s main operations relative to the U.S. dollar in 2019, as compared to 2018, were: 0.1% for the Mexican peso, 7.9% for the Brazilian real, and 11.0% for the Colombian peso.

Total Revenues. Coca-Cola FEMSA’s consolidated total revenues increased by 6.7% to Ps. 194,471 million in 2019, mainly as a result of price increases aligned with or above inflation, volume growth in key territories and the consolidation of its acquisitions of ABASA, Los Volcanes in Guatemala and Monresa in Uruguay. These effects were partially offset by the depreciation of the Argentine peso, the Brazilian real and the Colombian peso, in each case as compared to the Mexican peso. This figure includes other operating revenues related to an entitlement to reclaim tax payments in Brazil. See Note 25.2.1 to Coca-Cola FEMSA’s consolidated financial statements. On a comparable basis, total revenues would have increased by 10.8% in 2019 as compared to 2018, mainly as a result of an increase in the average price per unit case across Coca-Cola FEMSA’s operations and volume growth in Brazil and Central America.

Total sales volume increased by 1.4% to 3,368.9 million unit cases in 2019 as compared to 2018. On a comparable basis, total sales volume would have increased by 1.4% in 2019 as compared to 2018.

•	In 2019, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 2.0%, sales volume of its colas portfolio increased by 1.9%, and sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio increased by 2.5%, in each case as compared to 2018. On a comparable basis, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio would have increased by 1.8% in 2019 as compared to 2018, driven by growth in Brazil, Central America and flat performance in Mexico. Sales volume of Coca-Cola FEMSA’s colas portfolio would have increased by 1.6% in 2019 as compared to 2018, mainly due to growth in Brazil, Central America and flat performance in Mexico, and sales volume of Coca-Cola FEMSA’s flavored sparkling beverages portfolio would have increased by 2.8% in 2019 as compared to 2018.

•	Sales volume of Coca-Cola FEMSA’s still beverage portfolio remained flat in 2019 as compared to 2018. On a comparable basis, sales volume of Coca-Cola FEMSA’s still beverage portfolio would have increased by 0.9% in 2019 as compared to 2018, driven by volume growth in Brazil.

•	Sales volume of Coca-Cola FEMSA’s bottled water category, excluding bulk water, decreased by 2.5% in 2019 as compared to 2018. On a comparable basis, sales volume of Coca-Cola FEMSA’s water portfolio would have decreased by 2.2% in 2019 as compared to 2018, driven by volume growth in Brazil and Central America offset by a volume contraction in the rest of its territories.

•	Sales volume of Coca-Cola FEMSA’s bulk water category remained flat in 2019 as compared to 2018. On a comparable basis, sales volume of Coca-Cola FEMSA’s bulk water portfolio would have increased by 0.5% in 2019 as compared to 2018, mainly as a result of volume growth in Brazil and Mexico, partially offset by volume contraction in Colombia and Central America.

Consolidated average price per unit case increased by 3.7% to Ps. 52.46 in 2019, as compared to Ps. 50.57 in 2018, mainly as a result of price increases aligned with or above inflation partially offset by the negative translation effect resulting from the depreciation of most of Coca-Cola FEMSA’s operating currencies relative to the Mexican peso. On a comparable basis, average price per unit case would have increased by 7.8% in 2019 as compared to 2018, driven by average price per unit case increases aligned with or above inflation in key territories.

Gross Profit. Coca-Cola FEMSA’s gross profit increased by 4.3% to Ps. 87,507 million in 2019 as compared to 2018; with a gross margin decline of 100 basis points to reach 45.0% in 2019 as compared to 2018. On a comparable basis, Coca-Cola FEMSA’s gross profit would have increased by 8.0% in 2019 as compared to 2018. Coca-Cola FEMSA’s pricing initiatives, together with lower PET resin costs and stable sweetener prices in most of its operations, were offset by higher concentrate costs in Mexico, higher concentrate costs in Brazil due to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, coupled with Coca-Cola FEMSA’s decision to suspend such tax credits, and the depreciation in the average exchange rate of most of its operating currencies as applied to U.S. dollar-denominated raw material costs.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca-Cola FEMSA’s production facilities, wages and other labor costs associated with labor force employed at its production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of Coca-Cola FEMSA’s products in local currency, net of applicable taxes. Packaging materials, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Administrative and Selling Expenses. Coca-Cola FEMSA’s administrative and selling expenses increased by 4.5% to Ps. 60,537 million in 2019 as compared to 2018. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues decreased by 70 basis points to 31.1% in 2019 as compared to 2018, mainly as a result of operating expense efficiencies, which were partially offset by an increase in labor, freight and maintenance expenses. In 2019, Coca-Cola FEMSA continued investing across its territories to support marketplace execution, increase its cooler coverage, and bolster its returnable presentation base.

Other Expenses Net. Coca-Cola FEMSA recorded other expenses net of Ps. 2,490 million in 2019 as compared to Ps. 1,881 million in 2018, which increase was mainly as a result of severance payments related to the implementation of its efficiency program to create a leaner and more agile organization, which was partially offset by the tax actualization effect of tax reclaim proceeds received in Brazil. Coca-Cola FEMSA’s non-operating expenses net in 2019 were mainly comprised of an impairment of Ps. 948 million of its investment in Compañía Panameña de Bebidas, S.A.P.I. de C.V., or Compañía Panameña de Bebidas, along with provisions related to contingencies in Brazil. For more information, see Note 10 to Coca-Cola FEMSA’s consolidated financial statements.

Comprehensive Financing Result. The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, and net gains or losses on the monetary position of hyperinflationary countries where Coca-Cola FEMSA operates. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies, and certain gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result in 2019 recorded an expense of Ps. 6,071 million as compared to an expense of Ps. 6,943 million in 2018. This 12.6% decrease was mainly driven by a reduction in Coca-Cola FEMSA’s interest expense, net, due to a reduction of debt during the year, and a reduction in other financial expenses.

Income Taxes. In 2019, Coca-Cola FEMSA’s effective income tax rate was 30.7%, reaching Ps. 5,648 million in 2019, as compared to Ps. 5,260 million in 2018. Coca-Cola FEMSA’s effective income tax rate remained stable in 2019 as compared to 2018, as the non-deductible charge related to the impairment of Coca-Cola FEMSA’s investment in Compañía Panameña de Bebidas was partially offset by the increase in profits arising from its Mexican operations, coupled with certain tax efficiencies across its operations. For more information, see Note 25 to Coca-Cola FEMSA’s consolidated financial statements.

Share in the (Loss) Profit of Equity Accounted Investees, Net of Taxes. In 2019, Coca-Cola FEMSA recorded a loss of Ps. 131 million in the share in the profit (loss) of equity accounted investees, net of taxes, mainly due to a loss in its investment in Compañía Panameña de Bebidas, which was partially offset by gains in its Jugos Del Valle joint venture and its non-carbonated beverages joint ventures in Brazil.

Net Income (Equity holders of the parent). Coca-Cola FEMSA reported a net controlling interest income of Ps. 12,101 million in 2019, as compared to a Ps. 13,911 million in 2018. This 13.0% decrease was mainly driven by the results of discontinued operations related to the sale of KOF Philippines and an impairment of Ps. 948 million its investment in Compañía Panameña de Bebidas discussed above.

Proximity Division

Proximity Division total revenues increased 10.4% to Ps. 184,810 million in 2019 compared to Ps. 167,458 million in 2018, primarily as a result of the opening of 1,331 net new OXXO stores during 2019, together with an average increase in same-store sales of 5.0%. As of December 31, 2019, there were a total of 19,330 OXXO stores. As referenced above, OXXO same-store sales increased an average of 5.0% compared to 2018, driven by a 6.1% increase in average customer ticket, partially offset by a 1.0% decrease in same-store traffic. On an organic basis, total revenues grew 10.1%.

Cost of goods sold increased 7.6% to Ps. 109,711 million in 2019, compared to Ps. 101,929 million in 2018. Gross margin increased 150 basis points to reach 40.6% of total revenues. This increase reflects (i) the sustained growth of the services category, including income from financial services; (ii) healthy trends in our commercial income activity; (iii) increased and more efficient promotional programs with our key supplier partners and; (iv) the consolidation of Caffenio, our sole coffee supplier in Mexico, which we now control with 50% share ownership. As a result, gross profit increased 14.6% to Ps. 75,099 million in 2019 compared with 2018.

Administrative expenses increased 28.0% to Ps. 4,590 million in 2019, compared to Ps. 3,587 million in 2018; as a percentage of sales, they increased to 2.5% in 2019, from 2.1% in 2018. Selling expenses increased 10.4% to Ps. 52,545 million in 2019 compared with Ps. 47,589 million in 2018; as a percentage of sales they reached 28.4% in 2019. The increase in administrative and selling expenses was driven by (i) our continuing initiative to strengthen our compensation structure of key in-store personnel in a tight labor market, including the gradual shift from commission-based store teams to employee-based teams; (ii) higher secure cash handling costs driven by increased volume and higher operational costs including fuel prices; (iii) the consolidation of Caffenio; and (iv) organic growth of OXXO’s international operations that achieved healthy sales levels per store, but have yet to reach sufficient scale to better absorb overhead.

Health Division

Health Division total revenues increased 13.9% to Ps. 58,922 million compared to Ps. 51,739 million in 2018, reflecting the opening of 180 net new stores and the addition of 620 stores from the consolidation of GPF during 2019. As of December 31, 2019, there were a total of 3,161 drugstores in Mexico, Chile, Colombia and Ecuador. This was partially offset by a same-store sales decrease of 3.7%, reflecting stable trends in Mexico and positive trends in Colombia, that were more than offset by soft trading and operational disruptions in Chile due to recent civil unrest in that country, coupled with a negative currency translation effect related to the appreciation of the Mexican peso compared to the Chilean and Colombian pesos in our operations in South America. On an organic basis, total revenues grew 0.9%.

Cost of goods sold increased 15.1% to Ps. 41,277 million in 2019, compared with Ps. 35,874 million in 2018. Gross margin decreased 80 basis points to reach 29.9% of total revenues. This was mainly driven by (i) new pricing regulations in Colombia; (ii) increased promotional activity in Chile; and (iii) the consolidation of GPF. These were partially offset by improved efficiency and more effective collaboration and execution with our key supplier partners in Mexico. Gross profit increased 11.2% to Ps. 17,645 million in 2019 compared with 2018.

Administrative expenses increased 31.8% to Ps. 2,709 million in 2019, compared with Ps. 2,055 million in 2018; as a percentage of sales, they reached 4.6% in 2019. Selling expenses increased 7.8% to Ps. 12,462 million in 2018 compared with Ps. 11,557 million in 2018; as a percentage of sales, they reached 21.1% in 2019. The increase in administrative and selling expenses was mainly driven by the acquisition of GPF, partially offset by cost efficiencies and tight expense control throughout our legacy territories.

Fuel Division

Fuel Division total revenues increased 2.0% to Ps. 47,852 million in 2019 compared to Ps. 46,936 in 2018, primarily as a result of the opening of six net new OXXO GAS service stations during 2019, partially offset by an average decrease in same-station sales of 4.2%. As of December 31, 2019, there were a total of 545 OXXO GAS service stations. As referenced above, same-station sales decreased an average of 4.2% compared to 2018, as the average price per liter increased by 6.0%, while the average volume decreased by 9.6% reflecting consumer reaction to the higher prices and increased competition.

Cost of goods sold increased 0.9% to Ps. 43,077 million in 2019, compared with Ps. 42,705 million in 2018. Gross margin increased 100 basis points to reach 10.0% of total revenues. This increase reflects improved supply terms. As a result, gross profit increased 12.9% to Ps. 4,775 million in 2019 compared with 2018.

Administrative expenses decreased 11.2% to Ps. 215 million in 2019, compared with Ps. 242 million in 2018; as a percentage of sales, they decreased 10 basis points to 0.4% in 2019. Selling expenses decreased 6.9% to Ps. 3,281 million in 2019 compared with Ps. 3,526 million in 2018; as a percentage of sales, they decreased 60 basis points to 6.9% in 2019. The decrease in administrative and selling expenses was driven by a decrease in provisions related to certain unprofitable institutional clients, offset by (i) higher wages implemented to reduce turnover in a tight labor market and (ii) expenses related to the remodeling of our stations and the installation of new environmental controls.

Results from our Operations for the Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017

This analysis can be found in Item 5 of our annual report on Form 20-F for fiscal year 2018.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2019, 64% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA.

In March 2020, we entered into certain short-term bank loans in Mexican pesos for an aggregate principal amount of Ps. 15,000 million.

In January and February 2020, we issued US$ 1,800 million aggregate principal amount of 3.500% Senior Notes due 2050 with an implied yield of 3.577% that were listed on the NYSE.

In 2016, we issued EUR 1,000 million aggregate principal amount of 1.750% fixed rate Senior Notes due 2023 with a total yield of 1.824% that were listed on the Irish Stock Exchange (ISE).

In 2013, we issued US$ 300 million aggregate principal amount of 2.875% Senior Notes due 2023 and US$ 700 million aggregate principal amount of 4.375% Senior Notes due 2043 that were listed on the NYSE.

In March 2020, Coca-Cola FEMSA entered into certain short-term bank loans in Mexican pesos for an aggregate principal amount of Ps. 10,000 million.

In February 2020, Coca-Cola FEMSA issued (i) Ps. 3,000 million aggregate principal amount of 8-year fixed rate certificados bursátiles bearing an annual interest rate of 7.35% due January 2028, and (ii) Ps. 1,727 million aggregate principal amount of 5.5-year floating rate certificados bursátiles, priced at 28-day Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”) plus 0.08% and due August 2025. These series of certificados bursátiles are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V. (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“the Guarantors”).

In February 2020, Coca-Cola FEMSA’s 4.625% senior notes due 2020 were repaid in full at maturity.

In January 2020, Coca-Cola FEMSA issued US$ 1,250 million aggregate principal amount of 2.750% senior notes due 2030. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca-Cola FEMSA and its significant subsidiaries.

In January 2020, Coca-Cola FEMSA repurchased and repaid in full its 3.875% senior notes due 2023 that were originally issued in 2013.

In 2019, Coca-Cola FEMSA repaid the three-year promissory note issued for a total amount of 1,166 million Brazilian reais, which was partially offset on November 14, 2018 as a result of the occurrence of certain contingencies for which the sellers agreed to indemnify Coca-Cola FEMSA, as part of the purchase price paid for its acquisition of Vonpar. The promissory note was linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note increased or decreased based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. On December 6, 2019, this promissory note matured and was paid in full in cash for the outstanding amount of 1,002 million Brazilian reais, which was at the time equivalent to US$ 236 million (Ps. 4,670 million as of December 31, 2019).

In 2017, Coca-Cola FEMSA issued Ps. 8,500 million aggregate principal amount of 10-year fixed rate Mexican peso-denominated bonds (certificados bursátiles) bearing an annual interest rate of 7.87% due June 2027 and Ps. 1,500 million aggregate principal amount of 5-year floating rate certificados bursátiles, prices at 28-day TIIE plus 0.25% due June 2022. These series of certificados bursátiles are guaranteed by the Guarantors.

In 2013, Coca-Cola FEMSA issued US$ 400 million aggregate principal amount of 5.250% Senior Notes due 2043. In 2014, Coca-Cola FEMSA issued an additional US$ 200 million in aggregate principal amount of 5.250% Senior Notes due 2043 under previously series issued in November 2013. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca-Cola FEMSA and its significant subsidiaries.

In 2013, Coca-Cola FEMSA issued Ps. 7,500 million aggregate principal amount of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 5.46% due May 2023, and these series of certificados bursátiles are guaranteed by the Guarantors.

In 2011, Coca-Cola FEMSA issued Ps. 2,500 million of 10-year fixed rate certificados bursátiles bearing an annual interest of 8.27% coupon due April 2021. These series of certificados bursátiles are guaranteed by the Guarantors.

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

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2019, 2018 and 2017, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash
Years ended December 31, 2019, 2018 and 2017

(in millions of Mexican pesos)

	2019		2018		2017
Net cash flows provided by operating activities from continuing operations	Ps.	61,638	Ps.	46,929	Ps.	33,435
Net cash flows (used in) investing activities from continuing operations		(14,132)		(57,178)		28,596
Net cash flows (used in) financing activities from continuing operations		(38,433)		(23,011)		(21,054)
Dividends paid		(13,629)		(12,933)		(12,450)

Principal Sources and Uses of Cash for the Year ended December 31, 2019 Compared to the Year Ended December 31, 2018

Our net cash generated by operating activities from continuing operations increased Ps. 14,709 million to Ps. 61,638 million in 2019 compared to Ps. 46,929 million in 2018. This was primarily the result of:

●

A decrease of Ps. 392 million due to lower collection of trade receivables compared to 2018, a decrease of Ps. 647 million in other current financial assets, and a decrease of Ps. 1,826 million due to higher inventory purchases;

●	An increase of Ps. 5,324 million due to lower supplier payments compared to 2018 and Ps. 702 due to an increase in other current financial liabilities; and

●

A change in cash flow of Ps. 11,556 million in our cash flow from operating activities before changes in operating working capital accounts mainly due to the effects of IFRS 16 on depreciation and interest expenses.

Our net cash used in investing activities from continuing operations was Ps. 14,132 million for the year ended December 31, 2019, compared to Ps. 57,178 million used in investing activities from continuing operations for the year ended December 31, 2018, an increase of Ps. 43,046 million. This was primarily the result of:

●	An increase of Ps. 69,869 million due to the maturity of investments purchased in 2018, which included variable interest rate government and corporate debt securities;

●	A decrease of Ps. 7,649 million due to the sale of KOF Philippines in 2018 and an increase of Ps. 5,692 million due to the acquisition of ABASA, Los Volcanes and Monresa by Coca-Cola FEMSA in 2018;

●	A decrease of Ps. 1,342 million due to higher acquisitions of capital expenditures in property, plant and equipment in 2019; and

●	A decrease of Ps. 23,652 million mainly due to business acquisitions and other investments in equity instruments in 2019.

Our net cash used in financing activities from continuing operations was Ps. 38,433 million for the year ended December 31, 2019, compared to Ps. 23,011 million used in financing activities from continuing operations for the year ended December 31, 2018, a decrease of Ps. 15,422 million. This was primarily due to:

●	A change of Ps. 2,125 million, which increased our cash flow mainly due to higher proceeds from borrowings in 2019 of Ps. 18,280 million as compared to Ps. 16,155 million in 2018;

●	A change of Ps. 9,119 million, which decreased our cash flow due to higher payments of bank loans in 2019 of Ps. 26,301 million, as compared to Ps. 17,182 million in 2018; and

●	A change of Ps. 8,848 million, which decreased our cash flow due to payments of principal and finance charges payable for leases as a result of the adoption of IFRS 16.

Principal Sources and Uses of Cash for the Year ended December 31, 2018 Compared to the Year Ended December 31, 2017

Our net cash generated by operating activities from continuing operations increased Ps. 13,494 million to Ps. 46,929 million in 2018 compared to Ps. 33,435 million in 2017. This increase was primarily the result of:

●	An increase of Ps. 8,756 million due to higher collection of trade receivables compared to 2017 and an increase of Ps. 1,001 million due to higher inventory purchases;

●	A decrease of Ps. 2,438 million due to higher supplier payments compared to 2017 and Ps. 2,313 million due to a decrease in other current financial liabilities; and

●

A change in cash flow of Ps. 6,056 million mainly due to an increase in cash flow resulting from a reduction in income taxes paid, and also an increase of Ps. 4,822 million in our cash flow from operating activities before changes in operating working capital accounts.

Our net cash used in investing activities from continuing operations was Ps. 57,178 million for the year ended December 31, 2018, compared to Ps. 28,596 million generated for investing activities from continuing operations for the year ended December 31, 2017, a decrease of Ps. 85,774 million. This reduction was primarily the result of:

●	A decrease of Ps. 37,949 million due to a higher amount of purchases of investments in 2018 compared to 2017, which include variable interest rate government and corporate debt securities; and

●	An increase of Ps. 1,957 million due the sale of KOF Philippines in 2018; and

●	A decrease of Ps. 50,790 million mainly due to the sale of a portion of our investment in the Heineken Group and payments for acquisitions in other equity accounted investees in 2017.

Our net cash used in financing activities from continuing operations was Ps. 23,011 million for the year ended December 31, 2018, compared to Ps. 21,054 million used by financing activities from continuing operations for the year ended December 31, 2017, a decrease of Ps. 1,957 million. This decrease was primarily due to:

●	A decrease due to issued shares to former owner of Vonpar in Coca-Cola FEMSA of Ps. 4,082 million due to the merger with a Mexican company owned by the sellers in the last year;

●	A change of Ps. 2,556 million, which increased our cash flow mainly due to higher proceeds from borrowings in 2018 of Ps. 16,155 million as compared to Ps. 13,599 million in 2017;

●	A change of Ps. 948 million, which increased our cash flow due to lower payments of bank loans in 2018 of Ps. 17,182 million, as compared to Ps. 18,130 million in 2017; and

●	A change of Ps. 1,198 million, which decreased our cash flow due to dividend payments and derivative financial instruments compared to 2017.

Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2019 was Ps. 117,951 million compared to Ps. 128,664 million in 2018 and Ps. 131,348 million in 2017. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 16,204 million and Ps. 101,747 million, respectively, as of December 31, 2019, as compared to Ps. 13,674 million and Ps. 114,990 million, respectively, as of December 31, 2018, and Ps. 13,590 million and Ps. 117,758 million, respectively, as of December 31, 2017. Cash and cash equivalents were Ps. 65,562 million as of December 31, 2019, as compared to Ps. 62,047 million as of December 31, 2018 and Ps. 96,944 million as of December 31, 2017.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2019.

	Maturity
	Less than 1 year		1 - 3 years		3 - 5 years		In excess of 5 years		Total
		(in millions of Mexican pesos)
Long-term debt
Mexican pesos	Ps.	312	Ps.	4,209	Ps.	7,554	Ps.	17,847	Ps.	29,922
Brazilian reais		302		316		58		—		676
Colombian pesos		417		5		—		—		422
U.S. dollars		9,860		874		23,305		24,257		58,296
Euro		—		—		21,046		—		21,046
Chilean pesos		901		1,184		304		—		2,389
Uruguayan pesos		477		788		—		—		1,265
Interest payments(1)
Mexican pesos		34		346		443		1,409		2,233
Brazilian reais		58		26		4		—		88
Colombian pesos		83		—		—		—		83
U.S. dollars		478		31		845		1,160		2,515
Argentine pesos		97		—		—		—		97
Chilean pesos		61		49		13		—		123
Euro		—		—		368		—		368
Uruguayan pesos		56		78		—		—		134
Interest rate swaps and cross-currency swaps(2)
Mexican pesos		3,930		6,628		3,947		3,226		17,772
Brazilian reais		1,236		2,339		1,718		775		6,067
Colombian pesos		35		—		—		—		35
U.S. dollars		75		329		593		12,302		13,299
Argentine pesos		38		—		—		—		38
Chilean pesos		118		73		18		—		209
Euro		—		—		370		—		370
Uruguayan pesos		96		56		—		—		152
Commodity price contracts
Sugar(3)		1,554		98		—		—		1,652
Aluminum(3)		394		—		—		—		394
PX+MEG(3)		320		—		—		—		320
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment		916		933		1,077		3,910		6,836
Lease liabilities		10,655		—		40,262		35,937		86,854
Other long-term liabilities(4)		—		—		—		12,924		12,924

(1)

Interest was calculated using long-term debt as of and interest rate amounts in effect on December 31, 2019 without considering interest rate swap agreements. The debt and applicable interest rates in effect are shown in note 19 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 18.8600 per US$ 1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2019.

(2)

Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross-currency swaps applied to long-term debt as of December 31, 2019, and the market value of the unhedged cross-currency swaps.

(3)

Reflects the notional amount of the futures and forward contracts used to hedge sugar, aluminum and PX + MEG cost with a fair value asset of Ps. 44 million. See note 21.6 to our audited consolidated financial statements.

(4)

Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflect those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control; therefore, these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2019, Ps. 16,204 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2019, our consolidated average cost of borrowing, after giving effect to the cross-currency and interest rate swaps, was approximately 6.7%. As of December 31, 2018, our consolidated average cost of borrowing, after giving effect to the cross-currency swaps, was 6.8% (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2019, after giving effect to cross-currency swaps, approximately 54.5% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 7.8% in U.S. dollars, 1.3% in Colombian pesos, 0.1% in Argentine pesos, 12.2% in Brazilian reais, 4.1% in Chilean pesos, 1.2% Uruguayan pesos and the remaining 18.8% in Euros.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2019:

	Total Debt Profile of our Company
	FEMSA and Others		Coca-Cola FEMSA		FEMSA Comercio		Total Debt
	(in millions of Mexican pesos)
Short-term Debt
Mexican pesos:
Notes Payable	Ps.	—	Ps.	—	Ps.	—	Ps.	—
Bank loans		—		—		100		100
U.S. dollars:
Bank loans		—		—		1,038		1,038
Brazilian reais:
Bank loans		399		—		—		399
Colombian pesos:
Bank loans		—		661		539		1,200
Chilean pesos:
Bank loans		—		—		977		977
Argentine pesos:
Bank loans		—		158		—		158
Uruguayan pesos:
Bank loans		—		63		—		63
Long-term Debt(1)
Mexican pesos:
Bank loans		—		9,358		621		9,979
Domestic Senior notes		—		19,943		—		19,943
Euros:
Senior unsecured notes		21,046		—		—		21,046
U.S. dollars:
Bank loans		—		—		2,185		2,185
Senior Notes		18,536		37,575		—		56,111
Brazilian reais:
Bank loans		125		551		—		676
Note payable		—		—		—		—
Colombian pesos:
Bank loans		—		403		19		422
Chilean pesos:
Bank loans		2,349		—		—		2,349
Capital leases		—		—		40		40
Uruguayan pesos:
Bank loans		—		1,265		—		1,265
Total Debt		Ps. 42,455		Ps. 69,977		Ps. 5,519		Ps. 117,951
Average Cost (2)

	Total Debt Profile of our Company
	FEMSA and Others	Coca-Cola FEMSA	FEMSA Comercio	Total Debt
	(in millions of Mexican pesos)
Mexican pesos	7.0%	8.3%	8.7%	8.1%
U.S. dollars	—	3.9%	3.6%	3.9%
Euro	1.8%	—	—	1.8%
Brazilian reais	9.6%	9.9%	—	9.8%
Argentine pesos	—	61.7%	—	61.7%
Colombian pesos	—	5.0%	5.7%	5.1%
Chilean pesos	6.3%	—	2.8%	4.6%
Uruguayan pesos	—	10.1%	—	10.1%
Total	4.0%	8.3%	4.1%	6.7%

(1)	Includes the Ps. 12,269 million current portion of long-term debt.

(2)	Includes the effect of cross-currency and interest rate swaps. Average cost is determined based on interest rates as of December 31, 2019.

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

Summary of Debt

The following is a summary of our indebtedness as of December 31, 2019:

Coca-Cola FEMSA

●

Coca-Cola FEMSA’s total indebtedness was Ps. 69,977 million as of December 31, 2019, as compared to Ps. 81,805 million as of December 31, 2018. Short-term debt and long-term debt were Ps. 11,485 million and Ps. 58,492 million, respectively, as of December 31, 2019, as compared to Ps. 11,604 million and Ps. 70,201 million, respectively, as of December 31, 2018. Total debt decreased by Ps. 11,828 million in 2019, compared to year end 2018. As of December 31, 2019, Coca-Cola FEMSA’s cash and cash equivalents were Ps. 20,491 million, as compared to Ps. 23,727 million as of December 31, 2018. Coca-Cola FEMSA had cash outflows in 2019 mainly resulting from repayment of debt and dividend payments, which were partially offset by generation of cash from operating activities. As of December 31, 2019, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 55.0% U.S. dollars, 23.0% Mexican pesos, 13.0% Brazilian reais, 4.0% Colombian pesos, 1.0% Argentine pesos and 4.0% other legal currencies. Coca-Cola FEMSA believes that these funds, in addition to the cash generated by its operations, are sufficient to meet their own operating requirements.

●

Future currency devaluations or the imposition of exchange controls in any of the countries where Coca-Cola FEMSA has operations, could have an adverse effect on Coca-Cola FEMSA’s financial position and liquidity.

●

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

●

Coca-Cola FEMSA continuously evaluates opportunities to pursue acquisitions or engage in strategic transactions. Coca-Cola FEMSA would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of its company.

●

Coca-Cola FEMSA’s financing, treasury and derivatives policies provide that its planning and finance committee is responsible for determining Coca-Cola FEMSA’s overall financial strategy, including the dividends policy, investments of Coca-Cola FEMSA’s funds, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, repurchases of stock, financial derivative instruments strategies (only for hedging purposes), purchase and lease of assets and indebtedness of Coca-Cola FEMSA, among others; which is ultimately approved by Coca-Cola FEMSA’s board of directors and implemented by its corporate finance department.

FEMSA Comercio

●

As of December 31, 2019, FEMSA Comercio had total outstanding debt of Ps. 5,519 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 2,654 million and Ps. 2,865 million, respectively. As of December 31, 2019, cash and cash equivalents were Ps. 8,750 million.

FEMSA and other businesses

●

As of December 31, 2019, FEMSA and other businesses had total outstanding debt of Ps. 42,455 million, which is composed of Ps. 2,873 million of bank debt in other legal currencies, Ps. 5,593 million of Senior Notes due 2023, Ps. 12,943 million of Senior Notes due 2043 and Ps. 21,046 million of Senior Unsecured Notes due 2023. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and other businesses’ average cost of debt, after giving effect to interest rate swaps and cross-currency swaps, as of December 31, 2019, was 7.0% in Mexican pesos.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2019:

	Loss Contingencies As of December 31, 2019
	(in millions of Mexican pesos)
Indirect taxes	Ps.	5,062
Legal	Ps.	1,337
Labor	Ps.	2,455
Total	Ps.	8,854

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 10,471 million, Ps. 7,739 million and Ps. 9,433 million as of December 31, 2019, 2018 and 2017, respectively, by pledging fixed assets or providing bank guarantees.

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of

December 31, 2019, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 81,683 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures reached Ps. 25,579 million in 2019, compared Ps. 24,266 million in 2018, an increase of 5.4%. The amount invested in 2019 was driven by additional investments at FEMSA Comercio, mainly related to the opening of new stores, drugstores and retail service stations. The principal components of our capital expenditures have been investments in placing coolers with retailers, returnable bottles and cases and distribution network expansion at Coca-Cola FEMSA and expansion of the Proximity Division, the Health Division and the Fuel Division, as mentioned above. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2020

Our capital expenditure budget for 2020 is expected to be US$ 1,138 million (Ps. 24,321 million). The following discussion is based on each of our sub-holding companies’ internal budgets. The capital expenditure plan for 2020 is subject to change based on market and other conditions, such as the recent outbreak of COVID-19, and the subsidiaries’ results and financial resources.

Coca-Cola FEMSA has budgeted approximately US$ 648 million (Ps. 12,960 million) for its capital expenditures in 2020. Coca-Cola FEMSA’s capital expenditures in 2020 are primarily intended for:

●	investments in production capacity;

●	market investments;

●	returnable bottles and cases;

●	improvements throughout our distribution network; and

●	investments in information technology.

Coca-Cola FEMSA estimates approximately 38.0% of its projected capital expenditures for 2020 will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2020. Coca-Cola FEMSA’s capital expenditure plan for 2020 may change based on market and other conditions such as the recent outbreak of COVID-19, its results and financial resources.

The Proximity Division’s capital expenditures budget in 2020 is expected to total US$ 602 million (Ps. 12,040 million), and will be allocated to the opening of new OXXO stores and the refurbishing of existing OXXO stores. In addition, investments are planned in FEMSA Comercio’s IT, ERP software updates and transportation equipment.

The Health Division’s capital expenditures budget in 2020 is expected to total US$ 94 million (Ps. 1,880 million), and will be allocated to the opening of new drugstores and, to a lesser extent, the refurbishing of existing stores. In addition, investments are planned in warehouses, IT hardware and ERP software updates.

The Fuel Division’s capital expenditures budget in 2020 is expected to total US$ 50 million (Ps. 991 million), and will be allocated to the opening of new service stations, to the refurbishing of existing OXXO GAS service stations and to adding vapor recovery units on the service stations.

Our capital expenditures budget in 2020 for Other Businesses is expected to total US$ 103 million (Ps. 2,057 million), and will be allocated to our ancillary logistical and refrigeration businesses.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2019. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

	Fair Value at December 31, 2019
	Maturity less than 1 year		Maturity 1-3 years		Maturity 3-5 years		Maturity in excess of 5 years		Fair Value Asset
	(in millions of Mexican pesos)
Derivative financial instruments net position	Ps.	261	Ps.	6,749	Ps.	(116)	Ps.	(146)	Ps.	6,748

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

Our board of directors was elected at the AGM held on March 20, 2020, and currently comprises 18 directors and eight alternate directors. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio	Born:	1954
Fernández Carbajal(1)(2) Executive Chairman of the Board	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2021
	Principal occupation:	Executive Chairman of the board of directors of FEMSA
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

	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration (“MBA”) from ITESM
	Alternate director:	Federico Reyes García

Javier Gerardo	Born:	1959
Astaburuaga Sanjines	First elected:	2006
	Term expires:	2021
	Principal occupation:	Vice-President of Corporate Development of FEMSA
	Other directorships:

Alternate member of the board of directors of Coca-Cola FEMSA; member of the Heineken Supervisory Board; and member of the audit committee of Heineken N.V.; member of the finance and investment committee of ITESM; and member of the investment committee of Grupo Acosta Verde

	Business experience:

Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years was FEMSA Cerveza’s Director of Sales for the north region of Mexico until 2003, in which year he was appointed FEMSA Cerveza’s Co-Chief Executive Officer; held the position of Chief Financial and Corporate Officer of FEMSA from 2006 to 2015

	Education:	Holds an accounting degree from ITESM and is licensed as a certified public accountant

Barbara Garza Lagüera Gonda(3)	Born:	1959
	First elected:	1998
	Term expires:	2021
	Principal occupation:	Private investor and president of the acquisitions committee of Coleccion FEMSA
	Other directorships:

Vice-President of the board of directors of ITESM Campus Mexico City; member of the board of directors of Banco Santander Mexico, S.A., Institucion de Banca Multiple, Solfi, Promecap Acquisition Company S.A.B. de C.V., Fresnillo, Plc, Inmobiliaria Valmex, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V. and BECL, S.A. de C.V.; and member of the board of trustees of Fondo para la Paz, The International Council of the Museum of Modern Art, the Museum of Contemporary Art and Franz Mayer Museum

	Education:	Holds a business administration degree from ITESM
	Alternate director:	Eva María Lagüera Gonda(3)

Mariana Garza Lagüera Gonda(1)(3)	Born:	1970
	First elected:	1999
	Term expires:	2021
	Principal occupation:	Private investor
	Other directorships:

Member of the board of directors of ITESM, Museo de Historia Mexicana, Patronato Hospital Metropolitano Monterrey, A.C., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V., Controladora Pentafem, S.A.P.I. de C.V. and Monte Serena, S.A. de C.V.

	Education:	Holds an industrial engineering degree from ITESM and a Master of International Management from the Thunderbird American Graduate School of International Management.

José Fernando Calderón Rojas(4)	Born:	1954
	First elected:	1984

	Term expires:	2021
	Principal occupation:

Chief Executive Officer and chairman of the board of directors of, Servicios Administrativos de Monterrey, S.A. de C.V., Franca Servicios, S.A. de C.V., Regio Franca, S.A. de C.V. and Franca Industrias, S.A. de C.V.

	Other directorships:

Member of the board of directors of Alfa, S.A.B. de C.V. (“Alfa”); member of the regional consulting board of BBVA Bancomer, S.A., (“BBVA”); member of the audit committee of Alfa; member of Fundación UANL, A.C. and founder of Centro Integral Down A.C.; President of Patronato del Museo del Obispado A.C.; and member of the external advisory board of Facultad de Derecho y Criminología of the Universidad Autónoma de Nuevo León (“UANL”)

	Education:	Holds a law degree from UANL, completed specialization studies in tax at UANL and various courses in business administration by ITESM
	Alternate director:	Francisco José Calderón Rojas(4)

Alfonso Garza Garza(5)(6)	Born:	1962
	First elected:	2001
	Term expires:	2021
	Principal occupation:	Chief Executive Officer of Strategic Businesses of FEMSA
	Other directorships:

Member of the board of directors of ITESM and Grupo Nutec, S.A. de C.V. President of Fondo de Agua Metropolitano de Monterrey, A.C. and vice-chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. (“COPARMEX Nacional”)

	Business experience:

Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques

	Education:	Holds an industrial engineering degree from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”)
	Alternate director:	Juan Carlos Garza Garza(5)(6)

Bertha Paula Michel González(7)	Born:	1964
	First elected:	2020
	Term expires:	2021
	Principal occupation:	Teacher at Universidad Nacional Autónoma de México (“UNAM”)
	Other directorships:

Alternate member of the board of directors of El Puerto de Liverpool, S.A.B. de C.V. (“Liverpool”) and Liceo Franco Mexicano, A.C. Member of the board of directors of Circulo Francés de México, A.C. and ITESM Zona Metropolitana

	Education:	Holds a basic biomedical research bachelor and master’s degree and a biotechnology doctorate degree from UNAM
	Alternate director:	Maximino José Michel González(7)

Alberto Bailleres González(8)	Born:	1931
	First elected:	1989
	Term expires:	2021
	Principal occupation:

Chairman of the boards of directors of the following companies which are part of Grupo BAL: Peñoles, Grupo Nacional Provincial, S.A.B. (“GNP”), Fresnillo Plc, Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Profuturo, S.A.B. de C.V. and subsidiaries, Controladora Petrobal, S.A. de C.V., Energía Bal, S.A. de C.V., Energía Eléctrica Bal, S.A. de C.V., and Tane, S.A. de C.V.; and chairman of the governance board of Instituto Tecnológico Autónomo de México (“ITAM”) and founding member of Fundación Alberto Bailleres, A.C.

	Other directorships:	Member of the board of directors of Dine, S.A.B. de C.V., Grupo Televisa, S.A.B. (“Televisa”) and Grupo Kuo, S.A.B. de C.V.; and member of the Consejo Mexicano de Negocios
	Education:	Holds an economics degree and an Honorary Doctorate from ITAM
	Alternate director:	Alejandro Bailleres Gual(8)

Francisco Javier Fernández Carbajal(2)	Born:	1955
	First elected:	2004
	Term expires:	2021
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Member of the board of directors of Visa, Inc., Alfa, and Cemex, S.A.B. de C.V.; and alternate member of the board of directors of Peñoles
	Education:	Holds a mechanical and electrical engineering degree from ITESM and an MBA from Harvard University Business School

Paulina Garza Lagüera Gonda(3)	Born:	1972
	First elected:	2009
	Term expires:	2021
	Principal occupation:	Private Investor
	Other directorships:

Member of the board of directors of Controladora Pentafem, S.A.P.I. de C.V., Inmobiliaria Valmex, S.A. de C.V., Desarrollo Inmobiliaria La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V. and Peñitas, S.A. de C.V.

	Education:	Holds a business administration degree from ITESM

Ricardo Ernesto Saldívar Escajadillo Independent Director	Born:	1952
	First elected:	2006
	Term expires:	2021
	Principal Occupation:	Private Investor
	Other directorships:	Member of the board of directors of Axtel, S.A.B. de C.V., ITESM, Universidad TecMilenio and Grupo AlEn
	Education:	Holds a mechanical and industrial engineering degree from ITESM, a Master’s degrees in systems engineering from Georgia Tech Institute and in executive studies from IPADE
	Alternate director:	Francisco Zambrano Rodríguez

Alfonso de Angoitia Noriega Independent Director	Born:	1962
	First elected:	2015
	Term expires:	2021
	Principal Occupation:	Co-Chief Executive Officer of Televisa
	Other directorships:

Member of the board of directors of Televisa, Univision Communications, Inc., Banco Mercantil del Norte, S.A., Empresas Cablevisión, S.A. de C.V., Innova, S. de R.L. de C.V., Grupo Axo, S.A.P.I. de C.V. and Liberty Latin America

	Education:	Holds a law degree from UNAM

Miguel Eduardo Padilla Silva	Born:	1955
	First elected:	2014
	Term expires:	2021
	Principal Occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Grupo Lamosa, S.A.B. de C.V., Universidad Tec Milenio and Grupo Coppel, S.A. de C.V. (“Coppel”)
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

	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and executive management studies at IPADE

Series D Directors

Ricardo Guajardo Touché Independent Director	Born:	1948
	First elected:	1988
	Term expires:	2021
	Principal occupation:	Chairman of the board of directors of Solfi, S.A. de C.V.
	Other directorships:

Member of the board of directors of Coca-Cola FEMSA, Grupo Financiero BBVA Bancomer, BBVA, Grupo Aeroportuario del Sureste, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V. (“Bimbo”), ITESM and Vitro, S.A.B. de C.V. Honorary member of the board of directors of Liverpool

	Education:	Holds an electrical engineering degree from ITESM and the University of Wisconsin and a master’s degree from the University of California at Berkeley

Alfonso González Migoya Independent Director	Born:	1945
	First elected:	2006
	Term expires:	2021
	Principal occupation:	Business consultant and managing partner at Acumen Empresarial, S.A. de C.V.
	Other directorships:

Chairman of the board of directors of Invercap Holdings, S.A.P.I. de C.V. and member of the board of directors of Coca-Cola FEMSA, Controladora Vuela Compañía de Aviación, S.A.B. de C.V., Pinturas Berel, S.A. de C.V. and Grupo Cuprum, S.A.P.I. de C.V. Member of the board of directors and member of the audit and corporate practices committee of Nemak, S.A.B. de C.V., Bolsa Mexicana de Valores, S.A.B. de C.V., Regional, S.A.B. de C.V., Servicios Corporativos JAVER, S.A.B. de C.V.

	Education:	Holds a mechanical engineering degree from ITESM and an MBA from the Stanford University Graduate School of Business
	Alternate director:	Enrique F. Senior Hernández

Michael Larson	First elected:	2006

Independent Director	Born:	1959
	First elected:	2011
	Term expires:	2021
	Principal occupation:	Chief Investment Officer of William H. Gates III
	Other directorships:	Member of the board of directors of Republic Services, Inc. and Ecolab, Inc., and eleven registered investment companies within the Western Asset Management fund complex
	Education:	Holds an MBA from the University of Chicago and a BA from Claremont McKenna College

Robert Edwin Denham	Born:	1945
Independent Director	First elected:	2001
	Term expires:	2021
	Principal occupation:	Partner at Munger, Tolles & Olson LLP
	Other directorships:	Member of the board of directors of New York Times Company (Presiding Director) and Oaktree Capital Group, LLC
	Education:	Holds a BA (magna cum laude) from the University of Texas, a JD (magna cum laude) from Harvard Law School and an MA in Government from Harvard University

Víctor Alberto Tiburcio Celorio	Born:	1951
Independent Director	First elected:	2018
	Term expires:	2021
	Principal occupation:	Independent consultant
	Other directorships:

Member of the board of directors and member of the audit committee of Coca-Cola FEMSA, Grupo Palacio de Hierro S.A.B. de CV., Grupo Financiero Scotiabank Inverlat, Profuturo Afore, S.A. de C.V., Grupo Nacional Provincial

S.A.B. and Fresnillo, Plc; investor and member of the board of directors of TankRoom S.A.P.I. de C.V.
Education	Holds a public accountant degree from IBERO and an MBA from ITAM

(1)	José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are spouses.

(2)	José Antonio Fernández Carbajal and Francisco Javier Fernández Carbajal are siblings.

(3)	Mariana Garza Lagüera Gonda, Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda are siblings.

(4)	Francisco José Calderón Rojas and José Fernando Calderón Rojas are siblings.

(5)	Alfonso Garza Garza and Juan Carlos Garza Garza are siblings.

(6)	Juan Carlos Garza Garza and Alfonso Garza Garza are cousins of Eva María Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.

(7)	Bertha Michel González and Max Michel González are siblings.

(8)	Alberto Bailleres González is the father of Alejandro Bailleres Gual.

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
	Directorships:

Chairman of the board of directors of FEMSA, Coca-Cola FEMSA, Fundación FEMSA and ITESM; member of the Heineken Holding Board, and vice-chairman of the Heineken Supervisory Board; chairman of the Americas Committee and member of the Preparatory Committee and Selection Appointment Committee of Heineken, N.V.; member of the board of directors of Peñoles and member of the board of trustees of the Massachusetts Institute of Technology Corporation

	Business experience:

Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991, and Chief Executive Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he was appointed Executive Chairman of our board of directors.

	Education:	Holds an industrial engineering degree and an MBA from ITESM

Miguel Eduardo Padilla Silva Chief Executive Officer	Born:	1955
	Joined FEMSA:	1997
	Appointed to current position:	2018
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

	Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA, Lamosa, Universidad Tec Milenio and Coppel

	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and executive management studies at IPADE

Javier Gerardo Astaburuaga Sanjines Vice President of Corporate Development	Born:	1959
	Joined FEMSA:	1982
	Appointed to current position:	2015
	Business experience:

Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance; held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years was FEMSA Cerveza’s Director of Sales for the north region of México, until 2003, when he was appointed FEMSA Cerveza’s Co-Chief Executive Officer; held the position of Chief Financial and Corporate Officer of FEMSA from 2006 to 2015

	Directorships:

Member of the board of directors of FEMSA, and the Heineken Supervisory Board; alternate member of the board of directors of Coca-Cola FEMSA; member of the audit committee of Heineken N.V., finances and investments committee of ITESM and of the investments committee of Grupo Acosta Verde

	Education:	Holds an accounting degree from ITESM and is licensed as a certified public accountant

Roberto Campa Cifrián Vice President of Corporate Affairs	Born	1957
	Joined FEMSA:	2019
	Appointed to current position:	2019
	Directorships:	Chief Executive Officer and Chairman of the board of directors of Campa y Grassi S.C.
	Business Experience:

Has an extensive professional career in the public, private and social sectors. His positions include those of Secretary of Labor and Social Welfare of the Federal Government; Undersecretary of the Interior; Federal Consumer Attorney; representative in the Legislative Assembly of the Federal District and Federal Deputy

	Education:	Holds a law degree from Universidad Anahuac with studies in economics from ITAM

Alfonso Garza Garza Chief Executive Officer of Strategic Businesses	Born:	1962
	Joined FEMSA:	1985
	Appointed to current position:	2009
	Directorships:

Member of the board of directors of FEMSA, ITESM and Grupo Nutec, S.A. de C.V. President of Fondo de Agua Metropolitano de Monterrey, A.C. and vice-chairman of the executive commission of COPARMEX Nacional

	Business experience:

Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques

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

	Directorships:	Member of the board of directors of Productora de Papel, S.A. de C.V.
	Education:	Holds an accounting degree from UANL and has post graduate studies in business administration from IPADE

Gerardo Estrada Attolini	Born:	1957

Director of Corporate Finance	Joined FEMSA:	2000
	Appointed to current position:	2006
	Directorships:	Member of the audit and finance committee of Club Industrial, A.C.
	Business experience:	Held the position of Chief Financial Officer of FEMSA Cerveza from 2001 to 2006 and was Director of Corporate Finance of Grupo Financiero Bancomer from 1995 to 2000
	Education:	Holds a degree in accounting and an MBA from ITESM

Carlos Eduardo Aldrete Ancira General Counsel and Secretary of the Board of Directors	Born:	1956
	Joined FEMSA:	1979
	Appointed to current position:	1996
	Directorships:

Secretary of the board of directors of FEMSA, Coca-Cola FEMSA and all other sub-holding companies of FEMSA. Alternate member of the board of directors of Industrias Mexstarch, S.A.P.I. de C.V. and alternate Secretary of the board of directors of ITESM and Jugos del Valle S.A.P.I. de C.V.

	Business experience:	Extensive experience in international business and financial transactions, debt issuances and corporate restructurings and expertise in securities and private mergers and acquisitions
	Education:	Holds a law degree from UANL and a master’s degree in Corporate Law from the College of Law of the University of Illinois

Coca-Cola FEMSA

John Anthony Santa Maria Otazua Chief Executive Officer of Coca-Cola FEMSA	Born:	1957
	Joined FEMSA:	1995
	Appointed to current position:	2014
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

	Other business experience:	Has experience with different bottler companies in Mexico in areas such as Strategic Planning and General Management
	Directorships:	Member of the board of directors of Coca-Cola FEMSA, Gentera and member of the board of directors and commercial committee of Banco Compartamos, S.A., Institución de Banca Múltiple
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University

FEMSA Comercio

Daniel Alberto Rodríguez Cofré Chief Executive Officer of FEMSA Comercio	Born:	1965
	Joined FEMSA:	2015
	Appointed to current position:	2016
	Business experience:	Has broad experience in international finance in Latin America, Europe and Africa, held several financial roles at Shell International Group in Latin America and Europe. In 2008, he was appointed as Chief Financial Officer of Centros Comerciales Sudamericanos S.A., and from 2009 to 2014, he held the position of Chief Executive Officer at the same company. From 2015 to 2016, he was Chief Financial and Corporate Officer of FEMSA.

Directorships:	Chairman of the board of Socofar, S.A.
Education:	Holds a forest engineering degree from Austral University of Chile and an MBA from Adolfo Ibañez University

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2019, the aggregate compensation paid by FEMSA to its directors by FEMSA was approximately Ps. 63 million. In addition, in the year ended December 31, 2019, Coca-Cola FEMSA paid approximately Ps. 20.5 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.

For the year ended December 31, 2019, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 2,773 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in the section below and in note 18 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2019, amounts set aside or accrued for all employees under these retirement plans were Ps. 9,227 million, of which Ps. 2,880 million is already funded.

EVA Stock Incentive Plan

In 2004, we, along with our subsidiaries, commenced a new stock incentive plan for the benefit of our senior executives, which we refer to as the EVA stock incentive plan. This plan uses as its main evaluation metric the Economic Value Added (“EVA”) framework developed by Stern Value Management, a compensation consulting firm. Under the EVA stock incentive plan, eligible employees are entitled to receive a special cash bonus, which will be used to purchase shares of FEMSA (in the case of employees of FEMSA) or of both FEMSA and Coca-Cola FEMSA (in the case of employees of Coca-Cola FEMSA). Under the plan, it is also possible to provide stock options of FEMSA or Coca-Cola FEMSA to employees; however, since the plan’s inception, only shares have been granted.

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

As of April 13, 2020, the trust that manages the EVA stock incentive plan held a total of 3,757,317 BD Units of FEMSA and 1,514,163 BL Units of Coca-Cola FEMSA, each representing 0.17% and 0.04% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

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

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 20, 2020, 6,922,134,985 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 20, 2020 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
Beneficial Owner	Shares	Percent of Class	Shares	Percent of Class	Shares	Percent of Class
Eva María Garza Lagüera Gonda	2,768,980	0.03%	5,470,960	0.13%	5,470,960	0.13%
Mariana Garza Lagüera Gonda	2,815,480	0.03%	5,630,960	0.13%	5,630,960	0.13%
Bárbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Alberto Bailleres González	9,668, 801	0.10%	12,051,322	0.28%	12,051,322	0.28%
Alfonso Garza Garza	70,932,163	0.77%	1,840,956	0.04%	1,840,956	0.04%
Juan Carlos Garza Garza	70,232,835	0.76%	0	0.00%	0	0.00%
Maximino Michel González	5,629,341	0.06%	11,258,682	0.26%	11,258,682	0.26%
Francisco José Calderón Rojas and José Fernando Calderón Rojas(1)	8,376,504	0.09%	16,558,258	0.38%	16,558,258	0.38%

(1)	Shares beneficially owned through various family-controlled entities.

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with these committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 20, 2020:

●

Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) the recommendation on the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (3) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, our company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. The current Audit Committee members are: Víctor Alberto Tiburcio Celorio (chairman and financial expert), Alfonso González Migoya and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Law and applicable U.S. Securities Laws and applicable NYSE listing standards. The secretary (non-member) of the Audit Committee is José González Ornelas, FEMSA’s Vice President of Administration and Corporate Control.

●

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

●

Corporate Practices Committee. The Corporate Practices Committee is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related-party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Securities Law, the chairman of the Corporate Practices Committee is elected by the shareholders at the AGM. The chairman of the Corporate Practices Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices Committee are: Ricardo Saldívar Escajadillo (chairman), Robert E. Denham and Ricardo Guajardo Touché. Each member of the Corporate Practices Committee is an independent director. The secretary (non-member) of the Corporate Practices Committee is Raymundo Yutani Vela.

Employees

As of December 31, 2019, our headcount by geographic region was as follows: 238,404 in Mexico, 8,366 in Central America, 14,845 in Colombia, 3,358 in Venezuela, 27,796 in Brazil, 2,198 in Argentina, 1,199 in the United States, 4,502 in Ecuador, 610 in Peru, 919 in Uruguay and 12,459 in Chile. We include in the headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2019, 2018 and 2017:

	2019			2018			2017
	Non-Union	Union	Total	Non-Union	Union	Total	Non-Union	Union	Total
Sub-holding company:
Coca-Cola FEMSA(1)	33,991	48,195	82,186	35,014	48,350	83,364	32,504	47,132	79,636
FEMSA Comercio
Proximity Division(1)(2)	78,958	84,311	163,269	70,605	71,823	142,428	69,967	59,788	129,755
Fuel Division(1)	993	6,710	7,703	952	6,211	7,163	798	5,041	5,839
Health Division(1)	3,955	23,651	27,606	3,212	18,762	21,974	3,211	18,282	21,493
Other(1)	14,352	19,540	33,892	16,038	26,106	42,144	26,561	31,743	58,304
Total	132,249	182,407	314,656	125,821	171,252	297,073	133,041	161,986	295,027

(1)	Includes employees of third-party distributors, whom we do not consider to be our employees, amounting to 12,023, 12,870 and 15,917 in 2019, 2018 and 2017.

(2)	Includes non-management store employees, whom we do not consider to be our employees, amounting to 60,757, 54,332 and 57,321 in 2019, 2018 and 2017.

As of December 31, 2019, our subsidiaries had entered 679 collective bargaining or similar agreements with 239 labor unions. In the opinion of management, we generally have a good relationship with the labor unions.

In the weeks leading up to this report, in response to the COVID-19 outbreak, we have taken preventive measures at our facilities to ensure continued operations and to keep our teams healthy and safe. As part of those preventive measures, we have advised our employees to reduce large gatherings and increase social distancing, and we have encouraged office-based employees to work from home. In addition, we have created and implemented internal protocols to respond to any suspected or diagnosed cases of COVID-19 among our workforce.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements between
Sub-holding Companies and Unions
As of December 31, 2019

Sub-holding Company	Collective Bargaining Agreements	Labor Unions
Coca-Cola FEMSA	190	108
FEMSA Comercio(1)	200	17
Others	289	114
Total	679	239

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to our company as of March 20, 2020. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 20, 2020

	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Total Shares
	Shares Owned	Percent of Class	Shares Owned	Percent of Class	Shares Owned	Percent of Class	of FEMSA Capital Stock
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,134,985	74.86%					38.69%
William H. Gates III(5)	278,873,490	3.02%	557,746,980	12.9%	557,746,980	12.9%	7.79%
Invesco Advisers, Inc.	190,063,418	2.06%	380,126,836	8.79%	380,126,836	8.79%	5.31%

(1)	As of March 20, 2020, there were 2,161,177,770 Series B Shares outstanding.

(2)	As of March 20, 2020, there were 4,322,355,540 Series D-B Shares outstanding.

(3)	As of March 20, 2020, there were 4,322,355,540 Series D-L Shares outstanding.

(4)

As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power over those same deposited shares: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by the estate of Max Michel Suberville), J.P. Morgan Trust Company (New Zealand) Limited as Trustee under a trust controlled by Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Garza Lagüera Gonda, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Mariana Garza Lagüera Gonda, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eva Maria Garza Lagüera Gonda, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Eva Gonda Rivera, Consuelo Garza Lagüera de Garza, Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia Maria Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Villarreal, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alberto Bailleres González, Maria Teresa Gual de Bailleres, Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), Magdalena Michel de David, the estate of Max Michel Suberville, Max David Michel, Juan David Michel, Monique David de VanLathem, Renee Michel de Guichard, Magdalena Guichard Michel, Rene Guichard Michel, Miguel Guichard Michel, Graciano Guichard Michel, Juan Guichard Michel, BBVA Bancomer, S.A., as Trustee under Trust No. F/710004 (controlled by Magdalena Michel de David), BBVA Bancomer, S.A., as Trustee under Trust No. F/700005 (controlled by Renee Michel de Guichard), Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).

(5)	Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power.

As of March 31, 2020, there were 43 holders of record of ADSs in the United States, which represented approximately 46.6% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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

The trust participants agreed to certain transfer restrictions with respect to the trust assets. The trust is irrevocable, for a term that will conclude on December 31, 2030 (subject to additional ten-year renewal terms), during which time trust assets may be transferred by trust participants to spouses and immediate family members and, subject to certain conditions, to companies that are 100% owned by trust participants, which we refer to as the permitted transferees, provided in all cases that the transferee agrees to be bound by the terms of the voting trust. In the event that a trust participant wishes to sell part of its trust assets to someone other than a permitted transferee, the other trust participants have a right of first refusal to purchase the trust assets that the trust participant wishes to sell. If none of the trust participants elects to acquire the trust assets from the selling trust participant, the technical committee will have a right to nominate (subject to the approval of technical committee members representing 75% of the trust assets, excluding trust assets that are the subject of the sale) a purchaser for such trust assets. In the event that none of the trust participants or a nominated purchaser elects to acquire trust assets, the selling trust participant will have the right to sell the trust assets to a third-party on the same terms and conditions that were offered to the trust participants. Acquirors of trust assets will only be permitted to become parties to the voting trust upon the affirmative vote by the technical committee of at least 75% of the trust shares, which must include trust shares represented by at least three trust group representatives. In the event that a trust participant holding a majority of the trust assets elects to sell its trust assets, the other trust participants have “tag along” rights that will enable them to sell their trust assets to the acquiror of the selling trust participant’s trust assets.

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

José Antonio Fernández Carbajal, our Executive Chairman of the Board, serves as a member of the Heineken Holding Board and the Heineken Supervisory Board. Javier Astaburuaga Sanjines, our Vice President of Corporate Development, also serves on the Heineken Supervisory Board. We made purchases of beer and raw materials in the ordinary course of business from the Heineken Group in the amount of Ps. 25,215 million in 2019, Ps. 27,999 million in 2018 and Ps. 24,942 million in 2017. We also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 3,380 million in 2019, Ps. 3,265 million in 2018 and Ps. 3,570 million in 2017. As of the end of December 31, 2019, 2018 and 2017, our net balance due to Heineken amounted to Ps. 1,393, Ps. 2,181 and Ps. 1,730 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of Grupo Financiero BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who is also a director of FEMSA and Coca-Cola FEMSA, is a director. We made interest expense payments and fees paid to Grupo Financiero BBVA Bancomer in respect of these transactions of Ps. 144 million, Ps. 230 million and Ps. 53 million as of December 31, 2019, 2018 and 2017, respectively. The total amount due to Grupo Financiero BBVA Bancomer as of the end of December 31, 2019, 2018 and 2017 was Ps. 1,696 million, Ps. 4,093 million and Ps. 352 million, respectively, and we also had a receivable balance with Grupo Financiero BBVA Bancomer of Ps. 6,798, Ps. 11,509 million, and Ps. 1,496 million, respectively, as of December 31, 2019, 2018 and 2017.

Until 2018, we maintained an insurance policy covering utility cars issued by GNP, an insurance company of which Alberto Bailleres González and Maximino Michel González, directors of FEMSA, Víctor Alberto Tiburcio Celorio, director of FEMSA and Coca-Cola FEMSA and Alejandro Bailleres Gual, alternate director of FEMSA, are directors. The aggregate amount of premiums paid under the policy was Ps. 12 million and Ps. 32 million in 2018 and 2017, respectively.

We, along with certain of our subsidiaries, spent Ps. 115 million, Ps. 113 million and Ps. 107 million in the ordinary course of business in 2019, 2018 and 2017, respectively, in publicity and advertisement purchased from Televisa, a media corporation in which our directors Alberto Bailleres González and Alfonso de Angoitia Noriega and our alternate director and director of Coca-Cola FEMSA, Enrique F. Senior Hernández, serve as directors.

FEMSA Comercio, in its ordinary course of business, purchased Ps. 6,194 million, Ps. 5,763 million and Ps. 4,802 million in 2019, 2018 and 2017, respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, Daniel Servitje Montull, one of Coca-Cola FEMSA’s directors, and Jaime A. El Koury, one of Coca-Cola FEMSA’s alternate directors, are directors. FEMSA Comercio also purchased Ps. 1,606 million, Ps. 1,656 million and Ps. 1,290 million in 2019, 2018 and 2017, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Ricardo Guajardo Touché, Alfonso Garza Garza and Ricardo Saldívar Escajadillo, who are directors or alternate directors of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of ITESM, also, Carlos Aldrete Ancira, Secretary of the Board of Directors of FEMSA and Coca-Cola FEMSA, is alternate secretary of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2019, 2018 and 2017 donations to ITESM amounted to Ps. 215 million, Ps. 192 million and Ps. 108 million, respectively.

José Antonio Fernández Carbajal, Alfonso Garza Garza, Federico Reyes Garcia, Javier Astaburuaga Sanjines, Miguel Eduardo Padilla Silva, José González Ornelas, John Anthony Santa Maria Otazua, Charles H. McTier, Carlos Aldrete Ancira and Daniel Alberto Rodríguez Cofré, who are directors, alternate directors or senior officers of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2019, 2018 and 2017, donations to Fundación FEMSA, A.C. amounted to Ps. 195 million, Ps. 232 million and Ps. 23 million, respectively.

Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with TCCC and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from affiliates of TCCC. Total expenses charged to Coca-Cola FEMSA by TCCC for concentrates were Ps. 34,063 million, Ps. 32,379 million and Ps. 30,758 million (excluding expenses from KOF Philippines) in 2019, 2018 and 2017, respectively. Coca-Cola FEMSA and TCCC pay and reimburse each other for marketing expenditures. TCCC also makes contributions to Coca-Cola FEMSA that Coca-Cola FEMSA generally uses for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. Coca-Cola FEMSA received contributions to its marketing expenses of Ps. 2,274 million, Ps. 3,542 million and Ps. 4,023 million in 2019, 2018 and 2017, respectively.

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

Coca-Cola FEMSA purchases products from Jugos del Valle, a Mexican joint business acquired together with TCCC, in the amount of Ps. 2,863 million, Ps. 2,872 million and Ps. 2,604 million in 2019, 2018 and 2017, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of Coca-Cola FEMSA’s product portfolio. As of April 10, 2020, Coca-Cola FEMSA held a 28.8% interest in Jugos del Valle.

Coca-Cola FEMSA purchases products from Leão Alimentos, a Brazilian business acquired together with TCCC, in the amount of Ps. 1,867 million, Ps. 2,654 million and Ps. 4,010 million in 2019, 2018 and 2017, respectively, which is mainly related to certain juice-based beverages and teas that are part of Coca-Cola FEMSA’s product portfolio. As of April 10, 2020, Coca-Cola FEMSA held a 24.7% indirect interest in Leão Alimentos.

ITEM 8.      FINANCIAL INFORMATION

Consolidated Financial Statements

See pages F-1 through F-185, incorporated herein by reference.

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

Coca-Cola FEMSA

Mexico

Waste Management Legislative Reform. On June 28, 2019, the government of the state of Oaxaca, Mexico amended the Law for the Prevention and Integral Management of Solid Waste (Ley para la Prevención y Gestión Integral de los Residuos Sólidos) to prohibit the use, sale  and distribution of single-use PET bottles for water and all other beverages in the state of Oaxaca. As a result of this amendment, on July 30, 2019, two of Coca-Cola FEMSA’s Mexican subsidiaries filed a legal recourse against the amended law that is still pending resolution.

Brazil

Arbitration with Heineken Brazil. In July 2017, Heineken Brazil issued a notice of termination with respect to the agreement under which Coca-Cola FEMSA distributes and sells Heineken beer products in Coca-Cola FEMSA’s Brazilian territories. Because the agreement is scheduled to expire in 2022, this dispute was submitted to an arbitration proceeding. On October 31, 2019, the arbitration tribunal issued an award confirming that the distribution agreement pursuant to which Coca-Cola FEMSA distributes Kaiser’s portfolio in Brazil, including Heineken beer, shall continue in full force and effect until and including March 19, 2022.

Arbitration with Unilever Brazil. In May 2018, Unilever Brazil notified Coca-Cola FEMSA of its decision to add certain charges to the selling price of AdeS products under the supply agreement with Coca-Cola FEMSA and other Brazilian bottlers. Coca-Cola FEMSA and the other Brazilian bottlers disagreed with such charges, and an arbitration proceeding was brought by Unilever Brazil against Coca-Cola FEMSA and the other Brazilian bottlers. The arbitration panel has been installed, and the process is currently ongoing. An unfavorable outcome in this proceeding could have an adverse impact on Coca-Cola FEMSA’s Brazilian AdeS business.

Legal Proceeding against Heineken Brazil. In January 2020, Coca-Cola FEMSA’s Brazilian subsidiary, together with the Brazilian association of Coca-Cola bottlers and other Brazilian bottlers, filed a lawsuit against Heineken and Heineken Brazil seeking indemnification and asserting the right to distribute beer Kirin as part of its Heineken portfolio in Brazil.

Significant Changes

Except as disclosed under “Corporate History and Recent Developments” in Item 4, no significant changes have occurred since the date of the annual financial statements included in this annual report.

ITEM 9.     THE OFFER AND LISTING

Description of Securities

We have three series of capital stock, each with no par value:

●	Series B Shares (“Series B Shares”);

●	Series D-B Shares (“Series D-B Shares”); and

●	Series D-L Shares (“Series D-L Shares”).

Series B Shares have full voting rights, and Series D-B and D-L Shares have limited voting rights. The shares of our company are not separable and may be transferred only in the following forms:

●	B Units, consisting of five Series B Shares; and

●	BD Units, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.

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

Previously, our bylaws provided that on May 11, 2008, each Series D-B Share would automatically convert into one Series B Share with full voting rights, and each Series D-L Share would automatically convert into one Series L Share with limited voting rights. At that time:

●	the BD Units and the B Units would cease to exist and the underlying Series B Shares and Series L Shares would be separate; and

●

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

However, following the April 22, 2008 shareholder approvals, these changes will no longer occur and instead our share and unit structure will remain unchanged, absent shareholder action, as follows:

●	the BD Units and the B Units will continue to exist; and

●	the dividend preferences of the Series D-B Shares and Series D-L Shares of 125% of any amount distributed in respect of each Series B Share will continue to exist.

The following table sets forth information regarding our capital stock as of March 20, 2020:

	Number	Percentage of Capital	Percentage of Full Voting Rights
Class
Series B Shares (no par value	9,246,420,270	51.68%	100.00%
Series D-B Shares (no par value)	4,322,355,540	24.16%	0.00%
Series D-L Shares (no par value)	4,322,355,540	24.16%	0.00%
Total Shares	17,891,131,350	100.00%	100.00%
Units
BD Units	2,161,177,770	60.40%	23.47%
B Units	1,417,048,500	39.60%	76.63%
Total Units	3,578,226,270	100.00%	100.00%

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 31, 2020, approximately 46.6% of BD Units traded in the form of ADSs.

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

Organization and Registry

We are a publicly listed company with variable capital (sociedad anónima bursátil de capital variable) organized in Mexico under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) and the Mexican Securities Law (Ley del Mercado de Valores). We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima, and are currently named Fomento Económico Mexicano, S.A.B. de C.V. We are registered in the Public Registry of Property and Commerce (Registro Público de la Propiedad y del Comercio) of Monterrey, Nuevo León.

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

Holders of Series D Shares are also entitled to vote on the matters that they are expressly authorized to vote on by the Mexican Securities Law and at any extraordinary shareholders meeting called to consider any of the following matters:

●	To approve a conversion of all of the outstanding Series D-B Shares and Series D-L Shares into Series B shares with full voting rights and Series L Shares with limited voting rights, respectively.

●	To agree to the unbundling of their share Units.

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

●

holders of at least 10% of our outstanding capital stock entitled to vote, including in a limited or restricted manner, to require the chairman of the board of directors or of the Audit or Corporate Practices Committees to call a shareholders’ meeting;

●

holders of at least 5% of our outstanding capital stock, including limited or restricted vote, may bring an action for liabilities against our directors, the secretary of the board of directors or certain key officers;

●

holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, at any shareholders meeting to request that resolutions with respect to any matter on which they considered they were not sufficiently informed be postponed;

●

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

●

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

Dividend Rights

At the AGM, the board of directors submits the financial statements of our company for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for open-market purchases of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders. Dividends may only be paid if net profits are enough to offset losses from prior fiscal years.

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

Authority of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters:

●	any related-party transactions which are deemed to be outside the ordinary course of our business;

●	significant asset transfers or acquisitions;

●	material guarantees or collateral;

●	internal policies; and

●	other material transactions.

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

Fiduciary Duties—Duty of Care

The Mexican Securities Law provides that the directors shall act in good faith and in our best interest and in the best interest of our subsidiaries. In order to fulfill its duty, the board of directors may:

●	request information about us or our subsidiaries that is reasonably necessary to fulfill its duties;

●	require our officers and certain other persons, including the external auditors, to appear at board of directors’ meetings to report to the board of directors;

●

postpone board of directors’ meetings for up to three days when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and

●	require a matter be discussed and voted upon by the full board of directors in the presence of the secretary of the board of directors.

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

The directors and secretary of the board of directors will be deemed to have violated the duty of loyalty, and will be liable for damages, when they obtain an economic benefit by virtue of their position. Further, the directors will fail to comply with their duty of loyalty if they:

●	vote at a board of directors’ meeting or take any action on a matter involving our assets where there is a conflict of interest;

●	fail to disclose a conflict of interest during a board of directors’ meeting;

●	enter into a voting arrangement to support a particular shareholder or group of shareholders against the other shareholders;

●	approve of transactions without complying with the requirements of the Mexican Securities Law;

●	use company property in violation of the policies approved by the board of directors;

●	unlawfully use material non-public information; and

●	usurp a corporate opportunity for their own benefit or the benefit of third parties, without the prior approval of the board of directors.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs generally is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or “PFIC,” as further explained below under “Passive Foreign Investment Company Rules”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2020 taxable year.

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

●	75 percent or more of our gross income for the taxable year is passive income; or

●	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

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

Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 on the last day of the taxable year or USD 75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ADSs, including the application of the rules to their particular circumstances.

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

In 2010, Coca-Cola FEMSA’s main shareholders, FEMSA and TCCC, amended the shareholders agreement, and Coca-Cola FEMSA’s bylaws were amended accordingly. The amendment mainly related to changes in the voting requirements for decisions on: (1) ordinary operations within an annual business plan and (2) appointment of the chief executive officer and all officers reporting to him, all of which may be taken by the board of directors by simple majority voting. Also, the amendment provided that payment of dividends, up to an amount equivalent to 20% of the preceding years’ consolidated net profits, may be approved by a simple majority of the voting capital stock and any payment of dividends above 20.0% of the preceding years’ consolidated net profits shall require the approval of a majority of the voting capital stock, which majority must also include a majority of Coca-Cola FEMSA Series D shares. Any decision on extraordinary matters, as they are defined in Coca-Cola FEMSA’s bylaws and which include, among other things, any new business acquisition, business combinations or any change in the existing line of business shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by TCCC.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both TCCC and our company that were memorialized in writing prior to completion of the acquisition. Although the memorandum has not been amended, Coca-Cola FEMSA continues to develop its relationship with TCCC (through, inter alia, acquisitions and taking on new product categories), and Coca-Cola FEMSA therefore believes that the memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The main terms are as follows:

●

The shareholder arrangements between our company and TCCC and certain of its subsidiaries will continue in place. In 2010, FEMSA amended its shareholders agreement with TCCC. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreement.”

●	We will continue to consolidate Coca-Cola FEMSA’s financial results under IFRS.

●	TCCC and our company will continue to discuss in good faith the possibility of implementing changes to Coca-Cola FEMSA’s capital structure in the future.

●

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

●

Coca-Cola FEMSA would like to keep open strategic alternatives that relate to the integration of sparkling beverages and beer. TCCC, our company and Coca-Cola FEMSA would explore these alternatives on a market-by-market basis at the appropriate time.

●

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

●

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

Cooperation Framework with The Coca-Cola Company

In 2016, Coca-Cola FEMSA announced a new, comprehensive framework with TCCC. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long-term, which will allow both companies to focus on continuing to drive the business forward and generating profitable growth. The cooperation framework contemplates the following main objectives:

●	Long term guidelines to the relationship economics. Concentrate prices for sparkling beverages in Mexico gradually increased from 2017 through July 2019.

●

Other Concentrate Price Adjustments. Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico will take into account investment and profitability levels that are beneficial both to Coca-Cola FEMSA and TCCC.

●

Marketing and commercial strategies. Coca-Cola FEMSA and TCCC are committed to implementing marketing and commercial strategies as well as productivity programs to maximize profitability. Coca-Cola FEMSA believes that these initiatives will partially mitigate the effects of concentrate price adjustments.

Bottler Agreements

Bottler agreements are the standard agreements that TCCC enters into with bottlers in each territory. Pursuant to Coca-Cola FEMSA’s bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages in all of its territories from affiliates of TCCC and sweeteners and other raw materials from companies authorized by TCCC.

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

The bottler agreements include an acknowledgment by Coca-Cola FEMSA that TCCC is the sole owner of the trademarks that identify the Coca-Cola trademark beverages and of the formulas with which TCCC’s concentrates are made. Subject to Coca-Cola FEMSA’s exclusive right to distribute Coca-Cola trademark beverages in its territories, TCCC reserves the right to import and export Coca-Cola trademark beverages to and from each of Coca-Cola FEMSA’s territories. Coca-Cola FEMSA’s bottler agreements do not contain restrictions on TCCC’s ability to set the price of concentrates and do not impose minimum marketing obligations on TCCC. The prices at which Coca-Cola FEMSA purchases concentrate under the bottler agreements may vary materially from the prices Coca-Cola FEMSA has historically paid. However, under Coca-Cola FEMSA’s bylaws and the shareholders agreement among TCCC and certain of its subsidiaries and our subsidiaries, an adverse action by TCCC under any of the bottler agreements may result in a suspension of certain voting rights of the directors appointed by TCCC. This provides Coca-Cola FEMSA with limited protection against TCCC’s ability to raise concentrate prices to the extent that such increase is deemed detrimental to us pursuant to such shareholder agreement and our bylaws. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreement.”

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

●

maintain plant and equipment, staff and distribution facilities capable of manufacturing, packaging and distributing the Coca-Cola trademark beverages in authorized containers in accordance with its bottler agreements and in sufficient quantities to satisfy fully the demand in its territories;

●	undertake adequate quality control measures established by TCCC;

●	develop, stimulate and satisfy fully the demand for Coca-Cola trademark beverages using all approved means, which includes the investment in advertising and marketing plans;

●	maintain a sound financial capacity as may be reasonably necessary to assure performance by it and its subsidiaries of its obligations to TCCC; and

●	submit annually to TCCC its marketing, management, promotional and advertising plans for the ensuing year.

TCCC contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in Coca-Cola FEMSA’s territories during 2016 and has reiterated its intention to continue providing such support as part of Coca-Cola FEMSA’s cooperation framework. Although Coca-Cola FEMSA believes that TCCC will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by TCCC may vary materially from the levels historically provided. See “Item 10. Additional Information—Material Contracts— Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with TCCC for each of the territories where it operates, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of the date of this annual report, Coca-Cola FEMSA had:

●

four bottler agreements in Mexico: (i) the agreement for the Valley of Mexico territory, which is up for renewal in June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) ) the agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Gulf territory, which is up for renewal in May 2025;

●	two bottler agreements in Brazil, which are up for renewal in October 2027;

●	three bottler agreements in Guatemala, one of which is up for renewal in March 2025 and two in April 2028;

●	one bottler agreement in Argentina, which is up for renewal in September 2024;

●	one bottler agreement in Colombia, which is up for renewal in June 2024;

●	one bottler agreement in Costa Rica, which is up for renewal in September 2027;

●	one bottler agreement in Nicaragua, which is up for renewal in May 2026;

●	one bottler agreement in Panama, which is up for renewal in November 2024; and

●	one bottler agreement in Uruguay, which is up for renewal in June 2028.

As of date of this annual report, Coca-Cola FEMSA’s investee KOF Venezuela had one bottler agreement, which is up for renewal in August 2026.

The bottler agreements are subject to termination by TCCC in the event of default by Coca-Cola FEMSA. The default provisions include limitations on the change in ownership or control of Coca-Cola FEMSA and the assignment or transfer of the bottler agreements and are designed to preclude any person not acceptable to TCCC from obtaining an assignment of a bottler agreement or from acquiring Coca-Cola FEMSA independently of other rights set forth in the shareholders’ agreement. These provisions may prevent changes in Coca-Cola FEMSA’s principal shareholders, including mergers or acquisitions involving sales or dispositions of Coca-Cola FEMSA’s capital stock, which will involve an effective change of control, without the consent of TCCC. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreement.”

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

●

delivery to Heineken N.V., by FEMSA, of 100% of the outstanding share capital of EMPREX Cerveza, which together with its subsidiaries, constitutes the entire beer business and operations of FEMSA in Mexico and Brazil (including the United States and other export business);

●	delivery to FEMSA by Heineken N.V. of 86,028,019 new Heineken N.V. shares;

●

simultaneously with the closing of the Heineken transaction, a swap between Heineken Holding N.V. and FEMSA of 43,018,320 Heineken N.V. shares for an equal number of newly issued shares in Heineken Holding N.V.;

●	the commitment by Heineken N.V. to assume indebtedness of EMPREX Cerveza and subsidiaries amounting to approximately US$ 2.1 billion;

●	the provision by FEMSA to the Heineken Group of indemnities customary in transactions of this nature concerning FEMSA and FEMSA Cerveza and its subsidiaries and their businesses;

●

FEMSA’s covenants to operate the EMPREX Cerveza business in the ordinary course consistent with past practice until the closing of the transaction, subject to customary exceptions, with the economic risks and benefits of the EMPREX Cerveza business transferring to Heineken as of January 1, 2010;

●	the provision by Heineken N.V. and Heineken Holding N.V. to FEMSA of indemnities customary in transactions of this nature concerning the Heineken Group; and

●

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

The Corporate Governance Agreement covers, among other things, the following topics:

●	FEMSA’s representation on the Heineken Holding Board and the Heineken Supervisory Board and the creation of an Americas committee, also with FEMSA’s representation;

●	FEMSA’s representation on the selection and appointment committee and the audit committee of the Heineken Supervisory Board;

●

FEMSA’s commitment to not increase its holding in Heineken Holding N.V. above 20% and to not increase its holding in the Heineken Group above a maximum 20% economic interest (subject to certain exceptions); and

●

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2019, we had outstanding total debt of Ps. 117,951 million, of which 13% bore interest at variable interest rates and 87% bore interest at fixed interest rates. After giving effect to derivative hedging contracts, as of December 31, 2019, 87.7% of our total debt was fixed rate and 12.3% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage includes the effect of cross-currency and interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate (“LIBOR,” a benchmark rate used for Eurodollar loans), the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”), and the Treasury Certificates (Certificados de la Tesorería, or “CETES”) rate. If these reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2019, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2019 exchange rate of Ps. 18.8600 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2019 of:

●

short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;

●	long-term notes payable and capital leases, based on quoted market prices; and

●	cross-currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2019.

As of December 31, 2019, the fair value represents an increase in total debt of Ps. 6,087 million more than book value.

Principal by Year of Maturity

	At December 31,(1)
(in millions of Mexican pesos)	2020		2021		2022		2023		2024		2025 and Thereafter		Carrying Value at December 31, 2019		Fair Value at December 31, 2019		Carrying Value at December 31, 2018(1)
Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps.	769	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	769	Ps.	769	Ps.	–
Interest rate		5.1%		–		–		–		–		–		5.1%		–		–
Argentine pesos
Bank loans		126		–		–		–		–		–		126		126		157
Interest rate		63.5%		–		–		–		–		–		63.5%		–		36.8%
Chilean pesos
Bank loans		977		–		–		–		–		–		977		977		594
Interest rate		2.6%		–		–		–		–		–		2.6%		–		3.2%
U.S. dollars
Bank loans		1,038		–		–		–		–		–		1,038		1,038		–
Interest rate		2.6%		–		–		–		–		–		2.6%		–		–
Capital leases		–		–		–		–		–		–		–		–		10
Interest rate		–		–		–		–		–		–		–		–		3.3%
Uruguayan pesos
Bank loans		63		–		–		–		–		–		63		63		771
Interest rate		11.6%		–		–		–		–		–		11.6%		–		10%
Variable rate debt:
Mexican pesos
Bank loans		100		–		–		–		–		–		100		100		450
Interest rate		7.9%		–		–		–		–		–		7.9%		–		9.2%
Colombian pesos
Bank loans		431		–		–		–		–		–		431		431		454
Interest rate		4.7%		–		–		–		–		–		4.7%		–		5.6%
Argentine pesos
Bank loans		32		–		–		–		–		–		32		32		–
Interest rate		54.3%		–		–		–		–		–		54.3%		–		–
Brazilian reals
Bank loans		399		–		–		–		–		–		399		399		–
Interest rate		9.4%		–		–		–		–		–		9.4%		–		–
Total short-term debt	Ps.	3,935	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	3,935	Ps.	3,935	Ps.	2,436

(in millions of Mexican pesos)	2020		2021		2022		2023		2024		2025 and Thereafter		Carrying Value at December 31, 2019		Fair Value at December 31, 2019		Carrying Value at December 31, 2018(1)
Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps.	–	Ps.	–	Ps.	–	Ps.	21,046	Ps.	–	Ps.	–	Ps.	21,046	Ps.	22,181	Ps.	22,439
Interest rate		–		–		–		1.7%		–		–		1.7%		–		1.7%
U.S. dollars
Yankee bond		9,421		–		–		16,840		–		11,314		37,575		41,231		39,204
Interest rate		4.6%		–		–		3.9%		–		5.3%		4.5%		–		4.5%
U.S. dollars Promissory Note		–		–		–		–		–		–		–		–		4,652
Interest rate(1)		–		–		–		–		–		–		–		–		0.4%
Bank of NY (FEMSA USD 2023)		–		–		–		5,593		–		–		5,593		5,715		5,849
Interest rate(1)		–		–		–		2.9%		–		–		2.9%		–		2.9%
Bank of NY (FEMSA USD 2043)		–		–		–		–		–		12,943		12,943		14,611		13,504
Interest rate(1)		–		–		–		–		–		4.4%		4.4%		–		4.4%
Bank loans		439		437		437		436		436		–		2,185		2,185		–
Interest rate		3.6%		3.6%		3.6%		3.6%		3.6%		–		3.6%		–		–
Mexican pesos
Domestic senior notes		–		2,499		–		7,496		–		8,489		18,484		18,066		18,481
Interest rate		–		8.3%		–		5.5%		–		7.9%		6.9%		–		6.9%
Bank loans		49		31		20		12		3		–		115		116		77
Interest rate		8.2%		9.3%		11.0%		11.0%		11.0%		–		9.3%		–		6.4%
Brazilian reais
Bank loans		118		197		61		35		23		–		434		434		545
Interest rate		5.9%		8.8%		6.1%		6.4%		6.6%		–		7.3%		–		6.0%
Chilean pesos
Capital leases		26		14		–		–		–		–		40		39		–
Interest rate		3.5%		3.2%		–		–		–		–		3.4%		–		–
Uruguayan pesos
Bank loans		477		788		–		–		–		–		1,265		1,265		573
Interest rate		10.2%		9.9%		–		–		–		–		5.8%		–		10.2%
Subtotal	Ps.	10,530	Ps.	3,966	Ps.	518	Ps.	51,458	Ps.	462	Ps.	32,746	Ps.	99,680	Ps.	105,842	Ps.	105,405

(1) All interest rates shown in this table are weighted average contractual annual rates.

(in millions of Mexican pesos)	2020		2021		2022		2023		2024		2025 and Thereafter		Carrying Value at December 31, 2019		Fair Value at December 31, 2019		Carrying Value at December 31, 2018(1)
Variable rate debt:
U.S. dollars
Bank loans	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	–	Ps.	4,025
Interest rate(1)		–		–		–		–		–		–		–		–		3.3%
Mexican pesos
Domestic senior notes		–		–		1,459		–		–		–		1,459		1,385		1,497
Interest rate(1)		–		–		8.0%		–		–		–		8.0%		–		8.6%
Bank Loans		263		119		81		34		9		9,358		9,864		9,864		10,731
Interest rate(1)		8.5%		9.0%		8.9%		9.0%		9.5%		8.2%		8.4%		–		8.6%
Brazilian reais
Bank loans		184		52		6		–		–		–		242		242		505
Interest rate		7.8%		7.8%		7.8%		–		–		–		7.8%		–		9.5%
Notes payable(2)		–		–		–		–		–		–		–		–		5
Interest rate		–		–		–		–		–		–		–		–		0.4%
Colombian pesos
Bank loans		417		4		1		–		–		–		422		422		848
Interest rate		5.7%		6.8%		6.8%		–		–		–		5.7%		–		5.7%
Chilean pesos
Bank loans		875		577		593		304		–		–		2,349		2,348		3,212
Interest rate		3.9%		4.0%		4.3%		4.1%		–		–		4.1%		–		4.1%
Subtotal	Ps.	1,739		752	Ps.	2,140	Ps.	338	Ps.	9	Ps.	9,358	Ps.	14,336	Ps.	14,261	Ps.	20,823
Total long-term debt	Ps.	12,269	Ps.	4,718	Ps.	2,658	Ps.	51,796	Ps.	471	Ps.	42,104	Ps.	114,016	Ps.	120,103	Ps.	126,228
Current portion of long term debt														(12,269)				(11,238)
													Ps.	101,747			Ps.	114,990

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)

Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2019 would increase our interest expense by approximately Ps. 55 million, or 1.0%, over the 12-month period of 2020, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we operate, relative to the U.S. dollar. In 2019, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency at December 31, 2019

Region	Currency	% of Consolidated Total Revenues
Mexico and Central America	Mexican peso, Guatemalan quetzal, Panamanian balboa, Costa Rican colon, Nicaraguan córdoba and U.S. dollar	72%
South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso, Uruguayan peso and Peru sol	28%

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. As of December 31, 2019, after giving effect to all cross-currency swaps and interest rate swaps, 54.5% of our long-term indebtedness was denominated in Mexican pesos, 7.8% was denominated in U.S. Dollars, 18.8% was denominated in Euros, 12.2% was denominated in Brazilian reais, 4.1% was denominated in Chilean pesos and 1.3% was denominated in Colombian pesos, 1.2% Uruguayan pesos and 0.1% in Argentine pesos. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Argentine pesos, Chilean pesos and U.S. dollars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

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

As of December 31, 2019, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was (i) Ps. 8,447 million that expire in 2020, for which we have recorded a net fair value liability of Ps. 258 million; (ii) Ps. 215 million that expire in 2021, for which we have recorded a net fair value asset of Ps. 27 million; and (iii) Ps. 52 million that expire in 2022, for which we have recorded a net fair value asset of Ps. 5 million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2019, a gain of Ps. 116 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2018, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 5,808 million, for which we have recorded a net fair value asset of Ps. 68 million. The maturity date of these forward agreements was in 2019. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2018, a gain of Ps. 87 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2017, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and Euros. The notional amount of these forward agreements was Ps. 7,739 million, for which we have recorded a fair value asset of Ps. 152 million. The maturity date of these forward agreements was in 2018. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2017, a gain of Ps. 40 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2019, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 107 million, for which we have recorded a net fair value asset of Ps. 2 million as part of accumulated other comprehensive income. The maturity date of these options is in 2020.

As of December 31, 2018, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 1,734 million, for which we have recorded a net fair value asset of Ps. 24 million as part of accumulated other comprehensive income. The maturity date of these options was in 2019.

As of December 31, 2017, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 266 million, for which we have recorded a net fair value asset of Ps. 12 million as part of accumulated other comprehensive income. The maturity date of these options was in 2018.

As of December 31, 2019, we have long-term debt in the amount of €1,000. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange gain, net of tax, of Ps. 991 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income.

The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the Euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian reais and Colombian peso, would have on our equity and profit or loss:

Foreign Currency Risk	Change in Exchange Rate	Effect on Equity (in millions of Mexican pesos)
2019
FEMSA(1)	+9% MXN/EUR	Ps. 57
	-9% MXN/EUR	(57)
	+13% BRL/USD	202
	-13% BRL/USD	(202)
Coca-Cola FEMSA	+9% MXN/USD	739
	-9% MXN/USD	(739)
	+13% BRL/USD	155
	-13% BRL/USD	(155)
	+5% UYU/USD	23
	-5% UYU/USD	(23)
	+10% COP/USD	54
	-10% COP/USD	(54)
	+25% ARS/USD	88
	-25% ARS/USD	(88)
2018
FEMSA(1)	+12 MXN/EUR	Ps. 116
	-12% MXN/EUR	(116)
Coca-Cola FEMSA	+13% MXN/USD	668
	-13% MXN/USD	(668)
	+16% BRL/USD	413
	-16% BRL/USD	(413)
	+8% UYU/USD	46
	-8% UYU/USD	(46)
	+12% COP/USD	2
	-12% COP/USD	(2)
	+27% ARS/USD	522
	-27% ARS/USD	(522)
2017
FEMSA(1)	+13% MXN/EUR	Ps. 141
	-13% MXN/EUR	(141)
	+8% CLP/USD	2
	-8% CLP/USD	(2)
Coca-Cola FEMSA	+12% MXN/USD	626
	-12% MXN/USD	(626)
	+14% BRL/USD	234
	-14% BRL/USD	(234)
	+9% COP/USD	73
	-9% COP/USD	(73)
	+10% ARS/USD	29
	-10% ARS/USD	(29)

(1) Does not include Coca-Cola FEMSA.

As of December 31, 2019, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 17,252 million that expire in 2020, for which we have recorded a net fair value asset of Ps. 576 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 702 million that expire in 2021, for which we have recorded a net fair value asset of Ps. 49 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 375 million that expire in 2022, for which we have recorded a net fair value asset of Ps. 3 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 23,466 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 6,528 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,788 million that expire in 2024, for which we have recorded a net fair value liability of Ps. 53 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 772 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 63 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,596 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 843 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,371 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 121 million; and (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,869 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 576 million.

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

Certain cross-currency swap instruments did not meet the hedging criteria for accounting purposes. For the years ended December 31, 2019, 2018 and 2017, changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a loss of Ps. 289 and Ps. 128 million in 2019 and 2018, respectively, and a gain of Ps. 349 million in 2017.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2019 would result in a foreign exchange gain increasing our consolidated net income by approximately Ps. 4,610 million over the 12-month period of 2020, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and Euros.

As of April 24, 2020, the exchange rates relative to the U.S. dollar of all the countries where we operate, as well as their devaluation/revaluation effect compared to December 31, 2019, were as follows:

Country	Currency	Exchange Rate as of April 24, 2020	(Devaluation) / Revaluation
Mexico	Mexican peso	24.5883	(30.5)%
Brazil	Brazilian reais	5.65	(40.2)%
Colombia	Colombian peso	4,020.94	(22.7)%
Argentina	Argentine peso	66.43	(10.9)%
Costa Rica	Colon	569.03	1.3%
Guatemala	Quetzal	7.71	(0.2)%
Nicaragua	Cordoba	34.15	(0.9)%
Panama	U.S. dollar	1.00	–
Euro Zone	Euro	0.93	(3.9)%
Peru	Nuevo sol	3.38	(1.8)%
Chile	Chilean peso	858.87	(15.3)%
Uruguay	Uruguayan peso	43.70	(17.1)%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we operate, relative to the U.S. dollar, occurring on December 31, 2019, would produce a reduction (or gain) in stockholders’ equity as follows:

Country	Currency	Reduction in Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	4,610
Brazil	Brazilian reais	3,430
Colombia	Colombian peso	1,211
Costa Rica	Colon	504
Argentina	Argentine peso	239
Guatemala	Quetzal	84
Nicaragua	Cordoba	100
Panama	U.S. dollar	114
Peru	Nuevo sol	1
Chile	Chilean peso	(199)
Euro Zone	Euro	6,748
U.S.A	U.S. dollar	1,615

Equity Risk

As of December 31, 2019, 2018 and 2017, we did not have any equity derivative agreements, other than as described in notes 2.3.1.8 and 21.8 of our audited consolidated financial statements.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2019, we had various derivative instruments contracts with maturity dates through 2021, notional amounts of Ps. 2,366 million and a fair value asset of Ps. 44 million. The results of our commodity price contracts for the years ended December 31, 2019, 2018, and 2017, were a gain of Ps. 391 million, gain of Ps. 258 million and gain of Ps. 6 million, respectively, which were recorded in the results of each year.

ITEM 12.        DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A.      DEBT SECURITIES

Please see Exhibit 2.17 to this annual report.

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

Please see Exhibit 2.17 to this annual report for more information.

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2019, this amount was US$ 2,376,336.40.

ITEMS 13-14. NOT APPLICABLE

ITEM 15.        CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control— Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 framework in “Internal Controls— Integrated Framework,” as issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

In accordance with applicable guidance provided by SEC, our management assessment and conclusions of internal control effectiveness over financial reporting as of December 31, 2019 excludes an assessment of the internal control over financial reporting of GPF and AGV Group (“AGV”). These acquisitions represented 1.6% and 0.5% of our total assets and net assets, respectively, as of December 31, 2019, and 1.7% of our revenues, for the year ended December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on internal Control over Financial Reporting

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 1) Corporación Grupo FYBECA, S.A. (“GPF”) consolidated since May 2019, and 2) AGV Group (“AGV”), consolidated since December 2019, which collectively constituted 1.6% and 0.7% of total and net assets, respectively, as of December 31, 2019 and 1.7% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of GPF and AGV.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes, and our report dated April 28, 2020, expressed an unqualified opinion thereon based on our audit and the report of the other auditor.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

April 28, 2020

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our shareholders and our board of directors have designated Víctor Alberto Tiburcio Celorio, an independent director under the Mexican Securities Law and applicable U.S. Securities Laws and NYSE listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees— Directors.”

ITEM 16B.      CODE OF ETHICS

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F. Our code of ethics applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at https://www.femsa.com/en/press-room/documents/code-of-ethics/. If we amend the provisions of our code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2019, 2018 and 2017, Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.

The following table summarizes the aggregate fees billed to us in 2019, 2018 and 2017 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
	2019	2018	2017
	(in millions of Mexican pesos)
Audit fees	Ps.129	Ps.139	Ps.126
Audit-related fees	21	10	21
Tax fees	17	24	13
Other fees	4	8	1
Total	Ps.171	Ps.181	Ps.161

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

ITEM 16D.     NOT APPLICABLE

ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our equity securities in 2019. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Period	Total Number of BD Units Purchased	Average Price Paid per BD Units		Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Appropriate U.S. dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
March 2020	2,445,983	Ps.	170.0382	—	—

ITEM 16F.          NOT APPLICABLE

ITEM 16G.         CORPORATE GOVERNANCE

Pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Law and the regulations issued by the CNBV. We also disclose the extent of compliance with the Mexican Code of Principles and Best Corporate Governance (Código de Principios y Mejores Prácticas de Gobierno Corporativo), which was created by a group of Mexican business leaders and was endorsed by the Mexican Stock Exchange.

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

Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions as well as to our directors and other officers and employees. Our code of ethics is available on our website at https://www.femsa.com/en/press-room/documents/code-of-ethics/ .If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

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

2.4

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

2.5

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

2.6

Third Supplemental Indenture, dated as of January 16, 2020, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, including the form of global note therein

(incorporated by reference to Exhibit 99.4 to FEMSA’s registration statement on Form 8-A filed on January 16, 2020 (File No. 001-35934)).

2.7

Indenture, dated as of February 5, 2010, among Coca-Cola FEMSA and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.8

First Supplemental Indenture, dated as of February 5, 2010 among Coca-Cola FEMSA and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.9

Second Supplemental Indenture, dated as of April 1, 2011, among Coca-Cola FEMSA, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as Guarantor, and The Bank of New York Mellon (incorporated by reference to Coca-

Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 001-12260)).

2.10

Third Supplemental Indenture, dated as of September 6, 2013, among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as existing guarantor, Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as additional guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Registration Statement on Form F-3 filed on November 8, 2013 (File No.333- 187275)).

2.11

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

2.12

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

2.13

Sixth Supplemental Indenture, dated as of January 21, 2014 among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V., Yoli de Acapulco, S.A. de C.V. and Controladora Interamericana de Bebidas, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 27, 2014 (File No.1-12260)).

2.14

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

2.15

Eighth Supplemental Indenture, dated as of January 22, 2020 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V. and Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Form 6-K filed on January 22, 2020 (File No. 1-12260)).

2.16

Ninth Supplemental Indenture, dated as of January 22, 2020 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S.de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V. and Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent.

2.17	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.

3.1

Amended Voting Trust Agreement among certain principal shareholders of FEMSA, together with an English translation

(incorporated by reference to FEMSA’s Schedule 13D as amended, filed on August 11, 2005 (File No. 005-54705)).

4.1

Amended and Restated Shareholders’ Agreement, dated as of July 6, 2002, by and among CIBSA, Emprex, The Coca- Cola Company and Inmex (incorporated by reference to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.2

First Amendment, dated May 6, 2003, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex, Atlantic Industries, Dulux CBAI 2003 B.V. and Dulux CBEXINMX 2003 B.V. (incorporated by reference to Exhibit 4.14 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 27, 2003 (File No. 1-12260)).

4.3

Second Amendment, dated February 1, 2010, to the Amended and Restated Shareholders’ Agreement dated July 6, 2002, among CIBSA, Emprex, The Coca-Cola Company, Inmex and Dulux CBAI 2003 B.V. (incorporated by reference to Exhibit 4.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

4.4

Amended and Restated Bottler Agreement, dated June 21, 2003, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in the valley of Mexico (incorporated by reference to Exhibit 4.3 to Coca-Cola

FEMSA’s Annual Report on Form 20-F filed on April 5, 2004 (File No. 1-12260)).

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

4.9

Supplemental Agreement, dated August 22, 1994, between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in Argentina (with English translation) (incorporated by reference to Exhibit 10.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 30, 1995 (File No. 1-12260)).*

4.10

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

4.13

Amendment, dated February 1, 1996, to Bottler Agreement between Coca-Cola FEMSA and The Coca-Cola Company with respect to operations in SIRSA, dated December 1, 1995 (with English translation) (incorporated by reference to Exhibit 10.5 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 28, 1996 (File No. 1-12260)).*

4.14

Amendment, dated May 22, 1998, to Bottler Agreement with respect to the former SIRSA territory, dated December 1, 1995, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to

Exhibit 4.12 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).*

4.15

Bottler Agreement and Side Letter, dated June 1, 2005, between Panamco Golfo, S.A. de C.V. and The Coca-Cola Company with respect to operations in Golfo, Mexico (English translation) (incorporated by reference to Exhibit 4.7 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.16

Bottler Agreement and Side Letter, dated June 1, 2005, between Panamco Bajio, S.A. de C.V., and The Coca-Cola Company with respect to operations in Bajio, Mexico (English translation). (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 18, 2006 (File No. 1-12260)).

4.17

Coca-Cola Tradename License Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola

Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 33-8618)).*

4.18

Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas, S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.19

Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10- Q for the period ended March 31, 2003 (File No. 1-12290)).

4.20

Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10- Q for the period ended March 31, 2003 (File No. 1-12290)).

4.21

Supply Agreement, dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

4.22

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

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2020.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 28, 2020.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 28, 2020.

15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.

15.2	Consent letter of Deloitte Accountants B.V.

101. INS	XBRL Instance Document.

101. SCH	XBRL Taxonomy Extension Schema Document.

101. CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	XBRL Taxonomy Extension Definition Document.

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

Date: April 28, 2020

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Gerardo Estrada Attolini
Gerardo Estrada Attolini
Director of Corporate Finance

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“the Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Heineken N.V. (a corporation in which the Company has an 8.63% interest at December 31, 2019 and 2018) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 12.26% interest at December 31, 2019 and 2018) (collectively “Heineken”). In the consolidated financial statements, the Company’s investment in Heineken includes its share of the net assets of Ps. 50,341 (€. 2,383) and Ps. 47,765 (€. 2,119) million at December 31, 2019 and 2018, respectively, and its equity in the net income of Heineken of Ps. 6,885, (€. 319), Ps. 6,320 (€. 281) and Ps. 7,656 (€. 357) million for the years ended December 31, 2019, 2018 and 2017, respectively, which are exclusive of the impact of goodwill and other adjustments recorded by the Company. The financial statements of Heineken were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included above for Heineken, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 28, 2020 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As disclosed in Note 2.4.1 to the consolidated financial statements, effective January 1, 2019, the Company changed its method of accounting for leases, as a result of the adoption of International Financial Reporting Standard 16 “Leases” (IFRS 16), applying the modified retrospective approach. As explained below, auditing the Company´s adoption of IFRS 16 was a “Critical Audit Matter”.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment of distribution rights, trade marks and goodwill

Description of the Matter

At December 31, 2019, the Company has distribution rights, trade marks and goodwill with an aggregate carrying value of approximately Ps. 135,049 million. As explained in Note 13 to the consolidated financial statements, distribution rights, trade marks and goodwill are tested for impairment at least annually at the Cash Generating Unit (CGU) level. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use.

Auditing management’s annual distribution rights, trade marks and goodwill impairment tests were complex and involved significant auditor judgment due to the significant estimation required to determine the fair value for CGUs. In particular, the fair value estimate was sensitive to significant assumptions, such as the weighted average cost of capital, revenue growth rate, operating margin, working capital royalty rates, and terminal value, which are affected by expected future market or economic conditions, particularly those in emerging markets.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s distribution rights, trade marks and goodwill impairment review processes, including controls over management’s review of the significant assumptions described above, prospective financial information and the valuation model used to develop such estimates.

To test the estimated fair value of the Company’s CGUs, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We assessed the historical accuracy of management’s estimates and projections by comparing them to actual and obtaining appropriate explanations for the differences; examining and challenging management’s support for the current estimates and projections; comparing them to industry and economic trends; and evaluating whether changes to the Company’s business model, customer base or product mix and other factors would significantly affect the prospective financial information and, thus the fair value of the CGUs that would result from changes in the assumptions, focusing primarily on the projected compound annual growth rates and weighted average cost of capital. We also involved our valuation specialist to assist in the evaluation of the significant assumptions and methodology used by the Company.

Furthermore, we assessed the related disclosures made in the consolidated financial statements.

Recoverability of deferred tax assets

Description of the Matter

As described in Note 25 to the consolidated financial statements, the Company recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately Ps.10,309 million and recoverable tax credits of approximately Ps.1,855 million. The NOLs were generated primarily by the Brazilian and Mexican operations and attributable to tax deductions of goodwill amortization generated from recent business acquisitions in Brazil and to remeasurement effects of foreign currency denominated borrowings by the Mexican entities. The recoverable tax credits correspond to income tax credits generated in Mexico arising from dividends received from foreign subsidiaries.

Auditing management’s assessment of the realizability of its deferred tax assets arising from NOLs and recoverable tax credits was complex and involved significant auditor judgment because management’s estimate of realizability is based on assessing the probability, timing and sufficiency of future expected reversals of taxable temporary differences, future taxable profits and available tax planning opportunities that will create future taxable profits; these projections are subjective because they are affected by management’s judgments and projections and future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets, including controls over management’s scheduled analyses of the future reversal of existing taxable temporary differences, projections of future taxable income, and the identification of available tax planning opportunities.

To test the realizability of deferred tax assets arising from NOLs and recoverable tax credits, we performed audit procedures, among others, on the review of management´s estimates of future taxable income in Brazil and Mexico by assessing the estimates underlying the prospective financial information, such as growth rates, discount rates, and other key assumptions and comparing them with the industry and economic trends and evaluating whether changes to the Company’s business model and other factors would significantly affect the prospective financial information. We involved our internal specialists in performing these procedures.

In addition, with the assistance of our tax professionals, we assessed the application of the tax laws, including the Company’s future tax planning opportunities and tested the Company´s scheduling of the timing and amount of reversal of taxable temporary differences.

We also evaluated the related disclosures made in the consolidated financial statements.

Recoverability of federal sales taxes in Brazil

Description of the Matter	As disclosed in Note 25.1.1 to the consolidated financial statements, the Company recorded an asset within the recoverable taxes caption in the consolidated statement of financial position as of December 31, 2019, related to the recovery of federal sales taxes (“PIS and COFINS”) paid in prior years in Brazil. The amount resulted from a ruling in favor of the Brazilian subsidiary of the Company by the Brazilian Federal Supreme Court that stated that the inclusion of state value added taxes in the PIS and COFINS taxable basis is unconstitutional and, consequently, allowed the Brazilian subsidiary the right to claim the excess PIS and COFINS paid as credits following certain administrative procedures.

Auditing management’s assessment of the recoverability of the excess PIS and COFINS recoverable amount was complex and involved significant auditor judgment because management’s estimate of recoverability is complex and determining the amounts and related supporting documents required by the relevant authorities to substantiate the determination of the excess amount of PIS and COFINS is based upon, among other things, assessing the probability and timing of recovery and understanding the application of the legal ruling and related recovery mechanisms.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over taxes, including controls over the determination of the recoverable amount of sales taxes in Brazil.

Our audit procedures included, among others, the assessment of the legal, accounting and tax supporting documentation, including the assumptions and judgments made by management for the measurement and recoverability of the recorded tax amount by reviewing the court decision, inspecting tax evidence and documentation that supports the calculation of the recoverable tax amount, assessing the recoverability timeframe by corroborating management´s estimation to recover considering the amount of federal taxes expected to be paid in the near future, and inspecting the recoverable tax claim protocol documentation presented by the Company to the tax authorities, among other procedures. Additionally, we have engaged our tax professionals to support the audit team in performing the procedures mentioned above.

We also evaluated the related disclosures made in the consolidated financial statements.

Adoption of International Financial Reporting Standard 16 “Leases”

Description of the Matter

As disclosed in Note 2.4.1 to the consolidated financial statements, effective January 1, 2019, the Company changed its method of accounting for leases, as a result of the adoption of International Financial Reporting Standard 16 “Leases” (IFRS 16), applying the modified retrospective approach. The adoption resulted in the recognition of right-of-use assets and lease liabilities of Ps.50,220 million

Auditing the adoption of IFRS 16 was complex and involved significant auditor judgment due to the significant judgement in management´s determination of, among others, the lease terms, considering renewal and termination options, the large volume of contracts which vary in terms and specificity due to differences in laws and practices in the various countries, variable lease payments and the estimation of the incremental borrowing rate, for which the Company involved a specialist.

How We Addressed the Matter in Our Audit	We obtained an understanding of the design and we tested the operating effectiveness of Company´s controls over the implementation process of IFRS 16. For example, we tested controls over management´s assessment and review of the significant assumptions described above, consideration of the application of the practical expedients permitted under IFRS 16 and controls over the completeness and accuracy of the data and the lease system used in management´s analysis.

To test the implementation of IFRS 16 our audit procedures included, among others, evaluating the methodology used and analyses made on the application of the permitted practical expedients, determination of the lease terms considering renewal options, as well as the significant assumptions noted above. We tested the completeness and accuracy of the underlying data used to calculate the right-of-use asset and lease liability, we inspected a sample of contracts to corroborate the lease terms and scheduled payments, assessed the Company´s historical experience with renewal options and other assumptions to the attributes used in the compilation of data into the Company´s lease system and compared those leases included in the adoption analysis to prior period lease payments to determine completeness of the analysis. We also considered whether other information obtained throughout the course of our audit procedures corroborated management’s analyses.

Further we involved our specialists to assist us in evaluating management´s methodology and relevant data inputs to determine the incremental borrowing rate.

Additionally, we assessed the related disclosures made in the consolidated financial statements.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2008

Monterrey, N.L., Mexico

April 28, 2020

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Financial Position

As of December 31, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2019 (1)	2019(2)		2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$3,476	Ps.	65,562	Ps.	62,047
Investments	6	656		12,366		30,924
Trade accounts receivables, net	7	1,571		29,633		28,164
Inventories	8	2,175		41,023		35,686
Recoverable taxes	25	995		18,761		16,488
Other current financial assets	9	61		1,146		878
Other current assets	9	217		4,088		3,420

Total current assets		9,151		172,579		177,607

NON CURRENT ASSETS
Equity accounted investees	10	5,168		97,470		94,315
Property, plant and equipment, net	11	6,072		114,513		108,602
Right-of-use assets, net	12	2,793		52,684		—
Intangible assets, net	13	7,771		146,562		145,610
Deferred tax assets	25	1,088		20,521		16,543
Other non-current financial assets	14	1,203		22,680		23,387
Other non-current assets	14	558		10,532		10,317

Total non-current assets		24,653		464,962		398,774

TOTAL ASSETS		$33,804	Ps.	637,541	Ps.	576,381

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	19	$209	Ps.	3,935	Ps.	2,436
Current portion of non-current debt	19	651		12,269		11,238
Current portion of lease liabilities	12	392		7,387		—
Interest payable		47		895		964
Trade payable		3,032		57,178		52,101
Accounts payable		1,034		19,498		13,568
Taxes payable		621		11,717		12,264
Other current financial liabilities	26	1,254		23,655		8,893

Total current liabilities		7,240		136,534		101,464

NON-CURRENT LIABILITIES
Bank loans and notes payable	19	5,395		101,747		114,990
Lease liabilities	12	2,508		47,292		—
Post-employment benefits	17	337		6,347		4,699
Deferred tax liabilities	25	368		6,946		5,886
Other non-current financial liabilities	26	132		2,481		2,232
Provisions and other non-current liabilities	26	552		10,443		11,568

Total non-current liabilities		9,292		175,256		139,375

TOTAL LIABILITIES		16,532		311,790		240,839

EQUITY
Controlling interest:
Capital stock		178		3,348		3,348
Additional paid-in capital		963		18,162		26,850
Retained earnings		12,184		229,794		217,802
Other comprehensive income		36		685		9,053

Total controlling interest		13,361		251,989		257,053

Non-controlling interest	22	3,911		73,762		78,489

TOTAL EQUITY		17,272		325,751		335,542

TOTAL LIABILITIES AND EQUITY		$33,804	Ps.	637,541	Ps.	576,381

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1, 2019 using the modified retrospectively approach under which the comparative information is not restated. – See Note 2.4.1

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2019, 2018 and 2017.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	2019 (1,2)	2019(2)		2018		2017(3)
Net sales	28	$26,726	Ps.	504,059	Ps.	468,894	Ps.	439,239
Other operating revenues		141		2,652		850		693

Total revenues		26,867		506,711		469,744		439,932
Cost of goods sold		16,714		315,230		294,574		277,842

Gross profit		10,153		191,481		175,170		162,090

Administrative expenses		1,057		19,930		17,313		15,222
Selling expenses		6,462		121,871		114,573		105,880
Other income	20	54		1,013		673		31,951
Other expenses	20	260		4,905		2,947		33,866
Interest expense	19	749		14,133		9,825		11,092
Interest income		168		3,168		2,832		1,470
Foreign exchange (loss) gain, net		(131)		(2,467)		(248)		4,934
Monetary position gain, net		14		260		216		1,590
Market value loss on financial instruments		17		320		355		204

Income before income taxes from continuing operations and share in the profit of equity accounted investees		1,713		32,296		33,630		35,771
Income taxes	25	555		10,476		10,169		10,213
Share in the profit of equity accounted investees, net of tax	10	330		6,228		6,252		7,923

Net income from continuing operations		1,488		28,048		29,713		33,481
Net income from discontinued operations	4	—		—		3,366		3,726

CONSOLIDATED NET INCOME		1,488		28,048		33,079		37,207

Controlling interest from continuing operations		1,098		20,699		22,560		40,864
Controlling interest from discontinued operations		—		—		1,430		1,545
Non-controlling interest from continuing operations		390		7,349		7,153		(7,383)
Non-controlling interest from discontinued operations		—		—		1,936		2,181

CONSOLIDATED NET INCOME		$1,488	Ps.	28,048	Ps.	33,079	Ps.	37,207

Basic earnings per share from continuing operations
Per series “B” share	24	$0.05	Ps.	1.03	Ps.	1.13	Ps.	2.04
Per series “D” share	24	0.07		1.29		1.41		2.55
Basic earnings per share from discontinued operations
Per series “B” share	24	—		—		0.07		0.08
Per series “D” share	24	—		—		0.09		0.10
Diluted earnings per share from continuing operations
Per series “B” share	24	0.05		1.03		1.13		2.04
Per series “D” share	24	0.07		1.29		1.41		2.55
Diluted earnings per share from discontinued operations
Per series “B” share	24	—		—		0.07		0.08
Per series “D” share	24	—		—		0.09		0.10

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1st, 2019 using the modified retrospectively approach under which the comparative information is not restated. – See Note 2.4.1
(3)	Revised to reflect the discontinued Philippines operations of Coca-Cola FEMSA – See Note 4.2.1

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2019, 2018 and 2017.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2019 (1)	2019		2018		2017 (2)
CONSOLIDATED NET INCOME		$1,488	Ps.	28,048	Ps.	33,079	Ps.	37,206

Items that will be reclassified to consolidated net income in subsequent periods, net of tax:
Valuation of the effective portion of derivative financial instruments	21	(52)		(980)		(592)		(439)
Income (loss) on hedge of net investments in foreign operations	19	53		991		724		(1,259)
Exchange differences on the translation of foreign operations and equity accounted investees		(666)		(12,556)		(13,174)		14,482
Share of other comprehensive income (loss) of equity accounted investees	10	56		1,058		(360)		(2,013)

Total items that will be reclassified		(609)		(11,487)		(13,402)		10,771

Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Loss due to changes in the fair value in equity financial instruments		—		—		(1,039)		—
Share of other comprehensive income (loss) of equity accounted investees		(21)		(389)		597		69
Remeasurements of the net defined benefit liability		(58)		(1,090)		551		(7)

Total items that will not be reclassified		(79)		(1,479)		109		62

Other items of comprehensive (loss) income, net of tax		(688)		(12,966)		(13,293)		10,833

Consolidated comprehensive income, net of tax		$800	Ps.	15,082	Ps.	19,786	Ps.	48,039

Controlling interest comprehensive income		654		12,331		14,776		46,052
Reattribution to non-controlling interest of other comprehensive income by acquisition of Vonpar		—		—		—		(51)

Reattribution to non-controlling interest of other comprehensive income by acquisition of YZA		—		3		—		—

Reattribution to non-controlling interest of other comprehensive income by acquisition of Socofar		(3)		(49)		—		—

Controlling interest comprehensive income		$651	Ps.	12,285	Ps.	14,776	Ps.	46,001

Non-controlling interest comprehensive income		146		2,751		5,010		1,987
Reattribution from controlling interest of other comprehensive income by acquisition of Vonpar		—		—		—		51

Reattribution from controlling interest of other comprehensive income by acquisition of YZA		—		(3)		—		—

Reattribution from controlling interest of other comprehensive income by acquisition of Socofar		3		49		—		—

Non-controlling interest comprehensive income		149		2,797		5,010		2,038

Consolidated comprehensive income, net of tax		$800	Ps.	15,082	Ps.	19,786	Ps.	48,039

Out of which:
Controlling comprehensive income from continuing operations, net of tax		$651	Ps.	12,285	Ps.	4,540	Ps.	20,895
Controlling comprehensive income from discontinued operations, net of tax		—		—		4,804		1,790
Non-controlling comprehensive income from continuing operations, net of tax		149		2,797		10,236		25,106
Non-controlling comprehensive income from discontinued operations, net of tax		—		—		206		248

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	Revised to reflect the discontinued operations of Coca-Cola FEMSA Philippines – See Note 4.2.1

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2019, 2018 and 2017.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Fair value in equity financial instrument		Valuation of the effective portion of derivative financial instrument		Exchange differences on the translation of foreign operations and equity accounted investees		Remeasurements of the net defined benefit liability		Total controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2017		Ps.	3,348	Ps.	25,733	Ps.	168,796	Ps.	—	Ps.	2,663	Ps.	14,553	Ps.	(3,189)	Ps.	211,904	Ps.	74,266	Ps.	286,170

Consolidated net income			—		—		42,408		—		—		—		—		42,408		(5,202)		37,206
Other comprehensive income (loss), net			—		—		—		—		(47)		3,607		33		3,593		7,240		10,833

Total other comprehensive income (loss)			—		—		42,408		—		(47)		3,607		33		46,001		2,038		48,039
Dividends declared and paid	22, 23		—		—		(8,636)		—		—		—		—		(8,636)		(3,622)		(12,258)
Issuance of share-based compensation plans	18		—		(89)		—		—		—		—		—		(89)		50		(39)
Capitalization of issued shares to former owners of Vonpar in Coca-Cola FEMSA	4		—		1,164		—		—		2		47		2		1,215		2,867		4,082
Acquisitions of non-controlling interest	4		—		—		—		—		—		—		—		—		(322)		(322)
Contribution from non-controlling interest	22		—		—		—		—		—		—		—		—		272		272
Recognition of non-controlling interest upon consolidation of CCFPI	4		—		—		—		—		—		—		—		—		11,072		11,072
Recycling from net defined benefit liability on partial disposal of equity accounted investees	15		—		—		(596)		—		—		—		596		—		—		—
Other movements in equity accounted investees, net	10		—		—		(104)		—		—		—		—		(104)		—		(104)

Balances as of December 31, 2017		Ps.	3,348	Ps.	26,808	Ps.	201,868	Ps.	—	Ps.	2,618		Ps. 18,207	Ps.	(2,558)	Ps.	250,291	Ps.	86,621	Ps.	336,912

Balances as of January 1, 2018			3,348		26,808		201,868		—		2,618		18,207		(2,558)		250,291		86,621		336,912
Accounting standard adoption effects (IFRS 9), net of tax	2		—		—		(229)		—		—		—		—		(229)		(150)		(379)
Adoption of IAS 29 for Argentina			—		—		1,269		—		—		—		—		1,269		1,418		2,687

Adjusted balance at January 1, 2018			3,348		26,808		202,908		—		2,618		18,207		(2,558)		251,331		87,889		339,220

Consolidated net income			—		—		23,990		—		—		—		—		23,990		9,089		33,079
Other comprehensive income (loss), net			—		—		—		(491)		(727)		(8,988)		992		(9,214)		(4,079)		(13,293)

Total other comprehensive income (loss)			—		—		23,990		(491)		(727)		(8,988)		992		14,776		5,010		19,786
Dividends declared and paid	22,23		—		—		(9,220)		—		—		—		—		(9,220)		(3,713)		(12,933)
Issuance of share-based compensation plans	18		—		42		—		—		—		—		—		42		31		73
Contribution from non-controlling interest	22		—		—		—		—		—		—		—		—		412		412
Derecognition upon disposal of non- controlling interest in Philippines	4		—		—		—		—		—		—		—		—		(11,140)		(11,140)
Other movements in equity accounted investees, net of tax	10		—		—		124		—		—		—		—		124		—		124

Balances as of December 31, 2018		Ps.	3,348	Ps.	26,850	Ps.	217,802	Ps.	(491)	Ps.	1,891	Ps.	9,219	Ps.	(1,566)	Ps.	257,053	Ps.	78,489	Ps.	335,542

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Fair value in equity financial instrument		Valuation of the effective portion of derivative financial instrument		Exchange differences on the translation of foreign operations and equity accounted investees		Remeasurements of the net defined benefit liability		Total controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2019		Ps.	3,348	Ps.	26,850	Ps.	217,802	Ps.	(491)	Ps.	1,891	Ps.	9,219	Ps.	(1,566)	Ps.	257,053	Ps.	78,489	Ps.	335,542

Accounting standard adoption effects (IFRIC 23), net of tax	2		—		—		(93)		—		—		—		—		(93)		(69)		(162)

Adjusted balance at January 1, 2019			3,348		26,850		217,709		(491)		1,891		9,219		(1,566)		256,960		78,420		335,380

Consolidated net income			—		—		20,699		—		—		—		—		20,699		7,349		28,048
Other comprehensive income (loss), net			—		—		—		—		(562)		(6,647)		(1,205)		(8,414)		(4,552)		(12,966)

Total other comprehensive income (loss)			—		—		20,699		—		(562)		(6,647)		(1,205)		12,285		2,797		15,082
Dividends declared and paid	22,23		—		—		(9,692)		—		—		—		—		(9,692)		(3,945)		(13,637)
Issuance of share-based compensation plans	18		—		33		—		—		—		—		—		33		(12)		21
Other acquistions and remeasurements			—		—		—		—		—		—		—		—		32		32
Other acquisition of non-controlling interest	1,22		—		(8,721)		—		—		32		17		(3)		(8,675)		(3,530)		(12,205)
Other movements in equity accounted investees, net of tax	10		—		—		1,078		—		—		—		—		1,078		—		1,078

Balances as of December 31, 2019		Ps.	3,348	Ps.	18,162	Ps.	229,794	Ps.	(491)	Ps.	1,361	Ps.	2,589	Ps.	(2,774)	Ps.	251,989	Ps.	73,762	Ps.	325,751

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2019, 2018 and 2017.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2019 (1,2)	2019 (2)		2018		2017(3)
OPERATING ACTIVITIES
Income before income taxes from discontinued operations	$—	Ps.	—	Ps.	1,308	Ps.	1,265
Income before income taxes from continuing operations	$2,043	Ps.	38,524	Ps.	39,882	Ps.	43,694

Non-cash items adjustments:
Operating (income) expenses	(68)		(1,279)		1,687		3,166
Non-operating expenses	—		—		—		25,817
Depreciation	1,239		23,361		14,698		13,799
Amortization	130		2,449		2,539		1,841
Gain on sale of long-lived assets	4		68		(174)		(210)
(Gain) loss on sale of shares	—		—		—		(30,112)
Disposal of long-lived assets	46		861		518		451
Impairment of long-lived assets	54		1,018		432		2,063
Share of the profit of equity accounted investees, net of taxes	(330)		(6,228)		(6,252)		(7,923)
Interest income	(168)		(3,168)		(2,832)		(1,470)
Interest expense	749		14,133		9,825		11,092
Foreign exchange loss (gain), net	131		2,467		248		(4,934)
Monetary position (gain), net	(14)		(260)		(216)		(1,590)
Market value loss on financial instruments	17		320		355		204

Net cash flow from operating activities before changes in operating accounts	3,833		72,266		60,710		55,888
Trade accounts receivable and other current assets	(149)		(2,818)		(2,426)		(11,182)
Other current financial assets	(14)		(268)		379		1,417
Inventories	(299)		(5,635)		(3,809)		(2,808)
Derivative financial instruments	2		41		(23)		18
Trade accounts payable and other accounts	542		10,230		4,906		7,344
Other non-current liabilities	18		345		752		309
Other current financial liabilities	8		158		(544)		1,769
Employee benefits paid	(42)		(790)		(412)		(661)

Net cash generated from operations	3,899		73,529		59,532		52,094
Income taxes paid	(630)		(11,891)		(12,603)		(18,659)

Net cash generated by operating activities from discontinued operations	—		—		654		5,435

Net cash generated by operating activities from continuing operations	3,268		61,638		46,929		33,435

	2019 (1,2)	2019(2)		2018		2017(3)
INVESTING ACTIVITIES
Proceeds from the sale of subsidiary, net of cash disposed	—		—		7,649		—
Acquisition by Coca-Cola FEMSA, net of cash acquired (see Note 4)	—		—		(5,692)		—
Deconsolidation in Coca-Cola FEMSA Venezuela (see Note 3.3)	—		—		—		(170)
Other acquisitions, net of cash acquired (see Note 4)	(374)		(7,136)		(321)		—
Equity accounted investees	(133)		(2,516)		(98)		(889)
Other equity investments	(765)		(14,419)		—		—
Partial disposal of investment in Heineken Group	—		—		—		50,790
Disposal (purchase) of investments	1,558		29,381		(40,487)		(2,539)
Interest received	172		3,253		2,736		1,470
Derivative financial instruments	(11)		(203)		99		(35)
Dividends received from equity accounted investees	160		3,026		2,927		3,277
Property, plant and equipment acquisitions	(1,216)		(22,926)		(21,584)		(19,484)
Proceeds from disposal of property, plant and equipment	35		655		467		491
Acquisition of intangible assets	(117)		(2,197)		(1,793)		(3,003)
Investment in other assets	(63)		(1,179)		(1,182)		(1,222)
Collections of other assets	22		415		166		94
Investment in other financial assets	(19)		(285)		(65)		(184)

Net cash (used in) generated by investing activities from discontinued operations	—		—		(962)		2,820

Net cash (used in) generated by investing activities from continuing operations	(751)		(14,132)		(57,178)		28,596

FINANCING ACTIVITIES
Proceeds from borrowings	788		18,280		16,155		13,599
Payments of bank loans	(1,213)		(26,301)		(17,182)		(18,130)
Interest paid	(345)		(6,503)		(6,799)		(6,547)
Derivative financial instruments	(37)		(690)		(2,288)		(1,579)
Dividends paid	(723)		(13,629)		(12,933)		(12,450)
Acquisition of non-controlling interest	(39)		(728)		—		(663)
Interest paid derived from leases	(238)		(4,498)		—		—
Payments of leases	(231)		(4,350)		—		—
Other financing activities	(1)		(15)		36		634
Financing from Vonpar’s acquisition	—		—		—		4,082

Net cash used in financing activities from discontinued operations	—		—		(37)		(485)

Net cash (used) generated by financing activities from continuing operations	(2,040)		(38,433)		(23,011)		(21,054)

Increase (decrease) in cash and cash equivalents from continuing operations	477		9,073		(33,258)		40,977

Increase in cash and cash equivalents from discontinued operations	—		—		963		9,035

Cash and cash equivalents at the beginning of the period	3,290		62,047		96,944		43,637

Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(291)		(5,558)		(2,602)		3,295

Cash and cash equivalents at the end of the period	$3,476	Ps.	65,562	Ps.	62,047	Ps.	96,944

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1st, 2019 using the modified retrospectively approach under which the comparative information is not restated. – See Note 2.4.1
(3)	Revised to reflect the discontinued Philippines operations of Coca-Cola FEMSA – See Note 4.2.1

The accompanying notes are an integral part of these consolidated statements of cash flows.

Note 1. Company Business

Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“FEMSA” or the Company), incorporated in 1936, is a public company established as a sociedad anónima bursátil de capital variable under the Mexican laws leading subsidiaries that are direct and indirect sub-holding companies in businesses in which the Company operates as beverage industry throughCoca-Cola FEMSA; retail industry through FEMSA Comercio Proximity, Fuel and Health Divisions; beer industry through the Heineken investment and other businesses.

The following is a description of the Company’s businesses, along with its interest ownership in each reportable segment:

	% Ownership
Business	2019	2018	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.2% (1) (56.0% of the voting shares)	47.2% (1) (63.0% of the voting shares)	Production, distribution and marketing of certain
			Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Uruguay (see Note 4). As of December 31, 2019, The Coca-Cola Company (“TCCC”) indirectly owns 27.8% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 25% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and on the New York Stock Exchange, Inc. (“NYSE”) in the form of American Depositary Shares (“ADS”).
FEMSA Comercio – Proximity Division (3)	100%	100%	Small-box retail chain format operations in Mexico, Colombia, Peru, United States, Chile and Brazil, mainly under the trade name “OXXO”.
FEMSA Comercio – Fuel Division	100%	100%	Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO GAS” with operations in Mexico.
FEMSA Comercio – Health Division	100% (2)	Various (2)	Drugstores operations in Chile, Colombia and Ecuador, mainly under the trademark “Cruz Verde”, “Fybeca” and “Sana Sana”; and in Mexico under various brands such as “YZA”,” La Moderna” and “Farmacon”.
Heineken investment	14.8%	14.8%	Heineken N.V. and Heineken Holding N.V. shares, which represents an aggregate of 14.8% economic interest in both entities (“Heineken Group”).
Other businesses	100%	100%	Companies engaged in the production and distribution of coolers, commercial refrigeration equipment, plastic cases, food processing, preservation and weighing equipment; logistic transportation and maintenance services to FEMSA’s subsidiaries and to third parties.

(1)

The Company controls Coca-Cola FEMSA’s relevant activities. On January 31, 2019, Coca-Cola FEMSA, S.A.B. de C.V. Extraordinary General Shareholders’ Meeting approved the following: (i) an eight-for-one stock split (the “Stock Split”) of each series of shares of the Company; (ii) the issuance of Series B ordinary shares with full voting rights; and (iii) the creation of units, comprised of 3 Series B shares and 5 Series L shares, to be listed for trading on the Mexican Stock Exchange and in the form of American depositary shares on the New York Stock Exchange.

(2)

The former shareholders of Farmacias YZA had a 18.6% stake in Cadena Comercial de Farmacias, S.A.P.I. de C.V., a subsidiary of FEMSA that holds all pharmacy business in Mexico (which we refer to as “CCF”). On November 13, 2019, FEMSA completed the acquisition of the remaining interest in Farmacias YZA. In 2018, FEMSA had 60% interest on Grupo Socofar (“Socofar”). As of December 13, 2019, FEMSA recognized the remaining 40% interest in Grupo Socofar (“Socofar”) following the exercise of a put right by the minority partner to sell its non - controlling interest in Socofar.

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

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Eduardo Padilla Silva and the Chief Corporate Financial Officer Gerardo Estrada Attolini on February 21, 2020. These consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 27, 2020 and by the Shareholder meeting on March 20, 2020. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on form 20-F by the Company’s Chief Executive Officer and Chief Corporate Financial Officer on April 28, 2020 and subsequent events have been considered through that date (see Note 30).

2.2 Basis of measurement and presentation

The consolidated financial statements have been prepared on historical cost basis, except for the following:

•	Derivative financial instruments.

•	Trust assets of post-employment and other long-term employee benefit plans.

•	Investments in equity instruments and some financial liabilities.

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

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of December 31, 2019 the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2019 were converted into U.S. dollars at closing exchange rate of 18.8600 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of December 31, 2019. This arithmetic conversion should not be construed as representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

As explained in Note 2.1 above, as of April 24, 2020 the exchange rate was Ps. 24.8225 per U.S. dollar, a devaluation of 32% since December 31, 2019.

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

Judgements

In the process of applying the Company’s accounting policies, management has made the following judgements, the most significant effects of which are included on consolidated financial statements.

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

2.3.1.1 Impairment of indefinite lived intangible assets, goodwill and depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to impairment tests annually or whenever indicators of impairment are present. An impairment exists when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales agreements in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. In order to determine whether such assets are impaired, the Company calculates an estimation of the value-in-use of the CGU to which such assets have been allocated. Impairment losses are recognized in current earnings for the excess of the carrying amount of the asset or CGU over its value-in-use in the period the related impairment is determined.

The Company assesses at each reporting date whether there is an indication that a long-lived asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset or CGU is considered impaired and is written down to its recoverable amount. In assessing value-in-use, the estimated future cash flows expected to be generated from the use of the asset or CGU are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available.

If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.20 and 13.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with definite useful lives

Property, plant and equipment, including returnable bottles which are expected to provide benefits over a period of more than one year, as well as intangible assets with definite useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets, see Notes 3.15, 3.18, 11 and 13.

2.3.1.3 Post-employment and other non-current employee benefits

The Company regularly evaluates the reasonableness of the assumptions used in its post-employment and other long-term employee benefit computations. Information about such assumptions is described in Note 17.

2.3.1.4 Income taxes

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company recognizes deferred tax assets for unused tax losses and other credits and regularly reviews them for recoverability, based on its judgment regarding the probability of the timing and level of future taxable income, the expected timing of the reversals of existing taxable temporary differences and available tax planning strategies, see Note 25.

2.3.1.5 Tax, labor and legal contingencies and provisions

The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 26. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.

2.3.1.6 Valuation of financial instruments

The Company measures all derivative financial instruments at fair value.

The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. The Company bases its forward price curves upon market price quotations. Management believes that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments, see Note 21.

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

•	Indemnifiable assets are recognized at the acquisition date on the same basis as the indemnified liability subject to any contractual limitations.

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

In addition, the Company evaluates certain indicators that provide evidence of significant influence, such as:

•	Whether the extent of the Company’s ownership is significant relative to other shareholders (i.e., a lack of concentration of other shareholders);

•	Whether the Company’s significant shareholders, fellow subsidiaries, or officers hold additional investment in the investee; and

•	Whether the Company is a part of significant investee’s board of director committees, such as the executive committee or the finance committee.

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it assesses whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances such as:

a)	Whether all the parties or a group of the parties, control the arrangement, considering definition of joint control, as described in Note 3.14; and

b)	Whether decisions about the relevant activities require the unanimous consent of all the parties, or of a group of the parties.

As mentioned in Note 4, until January 2017, Coca-Cola FEMSA accounted for its 51% investment in Coca-Cola FEMSA Philippines, Inc. (“CCFPI”) as a joint venture, this was based on the facts that Coca-Cola FEMSA and TCCC: (i) make all operating decisions jointly during the initial four-year period and (ii) potential voting rights to acquire the remaining 49% of CCFPI were not probable to be exercised in the foreseeable future and the fact that the call option remains “out of the money” as of December 31, 2017. In January 2017, the arrangement between Coca-Cola FEMSA and TCCC for joint control of CCFPI expired; therefore, Coca-Cola FEMSA started to consolidate the operations of CCFPI effective February 2017. On August 16, 2018, Coca-Cola FEMSA announced the exercise of the put option to sell its 51% stake in CCFPI back to TCCC. Therefore, its operations for the years ended December 31, 2018 and 2017 were classified as discontinued operations in the consolidated income statements.

2.3.1.9 Venezuela exchange rates and deconsolidation

As is explained in Note 3.3 below, effective December 31, 2017, the Company deconsolidated its Coca-Cola FEMSA subsidiary’s operations in Venezuela due to the political and economic environment in that country and began accounting for its investments under the fair value method. Consequently, beginning January 1, 2018, all changes in the fair value of the investment, including foreign currency translation differences are recognized for Venezuela’s operations in “Other comprehensive income, net of tax.”

2.3.1.10 Leases

Information on assumptions and estimates that have a significant risk of resulting in an adjustment to the carrying value of right-of-use assets and lease liabilities, and related statement of income accounts, include the following:

•

If the Company is reasonably certain to exercise an option to extend a lease agreement or not to exercise an option to terminate a lease agreement before its termination date, considering all the facts and circumstances that create an economic incentive for the Company to exercise, or not, such options, taking into account whether the lease option is enforceable, when the Company has the unilateral right to apply the option in question.

•

Determination of the non-cancellable period for evergreen contracts and lifelong leases, considering whether the Company is reasonably certain to terminate the lease and/or estimating a reasonable period for the use of the asset, based on significant leasehold improvements made on the leased properties that provide reasonable certainty to the Company about the remaining period to obtain the benefits of such improvements on leased properties.

2.4 Application of recently issued accounting standards

The Company has applied the following amendments to IFRS during 2019:

2.4.1 IFRS 16 Leases

IFRS 16 supersedes International Accounting Standard (IAS) 17, Leases, International Financial Reporting Interpretation Committee (IFRIC) 4, Determining whether an Arrangement contains a Lease, Standard Interpretation Committee (SIC) 15, Operating Leases-Incentives and SIC 27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model, recognizing a right-of-use asset reflecting its right to use the underlying asset and a related lease liability for its obligation to make lease payments during the lease term. The Company has modified its accounting policy for lease contracts as a result of the standard adoption, acting only as a lessee, as detailed in Note 3.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17. Lessors will continue to classify leases as either operating or finance leases using similar principles as in IAS 17. Therefore, IFRS 16 did not have an impact for leases where the Group is the lessor.

The Company applied the modified retrospective approach, under which, the cumulative effect of initial application is recognized in retained earnings as from January 1, 2019. The main changes on leases accounting policy is disclosed below.

Definition of a lease

Previously, the Company had determined at each contract inception whether an arrangement is or contains a lease under “IAS 17 – Leases” and “IFRIC 4 – Determining whether an arrangement contains a lease”. Under IFRS 16, the Company assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3.

The Company elected to apply the transition practical expedient known as “Grandfather” which allows at the date of initial application to consider as a lease only those contracts previously identified as such in accordance with IAS 17 and IFRIC 4. Therefore, the definition of a lease under IFRS 16 applies only to those contracts entered into or modified on or after January 1, 2019.

Accounting as a lessee

As a lessee, the Company previously classified leases as either operating or finance leases based on its assessment of whether substantially all the rights and risk incidental to ownership of an asset are transferred from the lessor to the lessee. Under IFRS 16, the Company recognizes a right-of-use asset and a lease liability for all lease arrangements, excluding those that are considered as exceptions by the standard.

At transition date, the Company recognized a lease liability measured at the present value of the remaining lease payments during the non-cancellable period, discounted at the incremental borrowing rate of the Company as of January 1, 2019. Right-of-use asset is measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The following practical expedients permitted by IFRS 16 were applied to lease contracts previously accounted for as operating leases under IAS 17 at the transition date only:

•	A single discount rate to a portfolio of leases with similar characteristics.

•	Not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term and leases of low-value items.

•	Exclude initial direct costs from measuring the right-of-use asset.

•	Use hindsight information when de termining the lease term if the contract contains options to extend or terminate the lease.

As of January 1, 2019, the main effects in the relevant line items of FEMSA’s statement of financial position were as follows:

Operating lease commitments as of December 31, 2018	Ps.	82,216
Discounted operating lease commitments		50,827
Less: Commitments relating to short-term leases and low-value assets		699
Add: Commitments relating to leases previously classified as finance leases		92

Lease liabilities and right-of-use asset as of January 1, 2019	Ps.	50,220

As of the date of the adoption, the weighted average incremental borrowing rate was 9.84%.

2.4.2 IFRIC 23 Uncertainty over income tax treatments

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 and does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

a) Whether an entity considers uncertain tax treatments separately,

b) The assumptions an entity makes about the examination of tax treatments by taxation authorities,

c) How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and

d) How an entity considers changes in facts and circumstances.

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty should be followed. The interpretation is effective for annual reporting periods beginning on or after January 1, 2019 and has been adopted in preparing these Consolidated Financial Statements.

The Company applied the modified retrospective approach and has performed a qualitative and quantitative evaluation of the impacts in the consolidated financial statements derived from IFRIC 23 adoption. Such evaluation includes the following activities described below:

i) Review of the Company’s policies through which tax treatments are revised and accounted, this includes evidence from business units delivered to external advisors.

ii) Analysis of the tax memorandums prepared by the external tax advisor which support the Company’s tax treatment over an uncertain tax position about a) how tax earnings (losses) are calculated, b) tax basis or losses are applied, c) tax credits are applied, and d) how tax rates in different jurisdictions are considered.

iii) Documentation of the tax correspondence received in the Company’s and subsidiaries business units in order to analyze any recent resolution adopted from the tax authority regarding tax positions.

iv) Analysis of the tax position report of the Company on a monthly basis.

The Company concluded that there were no significant impacts on the consolidated financial statements from the adoption of the IFRIC 23.

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

3.3 Foreign currencies, consolidation of foreign subsidiaries and accounting of equity accounted investees

In preparing the financial statements of each individual subsidiary and accounting for equity accounted investees, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in consolidated net income in the period in which they arise except for:

•

The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation which are included in other comprehensive income, which is recorded in equity as part of cumulative translation adjustment within the accumulated other comprehensive income;

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

Foreign exchange differences on monetary items are recognized in profit or loss. Their classification in the income statement depends on their nature. Differences arising from fluctuations related to operating activities are presented in the “other expenses” line (see Note 20) while fluctuations related to non-operating activities such as financing activities are presented as part of “foreign exchange gain (loss)” line in the income statement.

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associates or joint venture’s individual financial statements are translated into Mexican pesos, as follows:

•

For entities operating in hyperinflationary economic environments, the inflation effects of the origin country are recognized pursuant IAS 29 Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and

•

For entities operating in non-hyperinflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month if the exchange rate does not fluctuate significantly.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
	Functional / Recording Currency	Average Exchange Rate for				Exchange Rate as of
Country or Zone		2019	2018	2017		December 31, 2019	December 31, 2018
Guatemala	Quetzal	2.50	2.56	2.57		2.45	2.54
Costa Rica	Colon	0.03	0.03	0.03		0.03	0.03
Panama	U.S. dollar	19.26	19.24	18.93		18.85	19.68
Colombia	Colombian peso	0.01	0.01	0.01		0.01	0.01
Nicaragua	Cordoba	0.58	0.62	0.63		0.56	0.61
Argentina	Argentine peso	0.41	0.73	1.15		0.31	0.52
Venezuela a)	Bolivar	—	—	a	)	—	—
Brazil	Reais	4.89	5.29	5.94		4.68	5.08
Chile	Chilean peso	0.03	0.03	0.03		0.03	0.03
Euro Zone	Euro (€)	21.56	22.71	21.32		21.12	22.54
Peru	Nuevo Sol	5.77	5.85	5.78		5.68	5.83
Ecuador	U.S. dollar	19.26	19.24	18.93		18.85	19.68
Philippines	Philippine peso	—	0.37	0.38		—	0.37
Uruguay	Uruguayan peso	0.55	0.63	0.66		0.51	0.61

(1)	Exchange rates published by the Central Bank of each country where the Company operates.

a)	Venezuela

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

As a result of the deconsolidation, Coca-Cola FEMSA also recorded loss within other expenses for an amount of Ps. 28,176 for the year ended December 31, 2017. Such effect includes the reclassification of Ps. 26,123 previously recorded as exchange differences on translation of foreign subsidiaries and equity accounted investees in equity, impairment equal to Ps. 745 and Ps. 1,098 mainly from distribution rights and property, plant and equipment, respectively, and Ps. 210 for the remeasurement at fair-value of Venezuelan investment.

Prior to deconsolidation, during 2017, Coca-Cola FEMSA’s Venezuelan operations contributed Ps. 4,005 to net sales, and losses of Ps. 2,223 to net income. Its total assets were Ps. 4,138 and the total liabilities were Ps. 2,889.

Beginning on January 1, 2018, Coca-Cola FEMSA recognizes its investment in Venezuela under the fair value through OCI method following the IFRS 9 Financial Instruments.

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

•

Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the subsidiary on the dates such capital was contributed, or income was generated up to the date those consolidated financial statements are presented; and

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

As of December 31, 2019, 2018, and 2017, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2017- 2019	Type of Economy	Cumulative Inflation 2016- 2018	Type of Economy	Cumulative Inflation 2015- 2017	Type of Economy
Mexico	13.2%	Non-hyperinflationary	15.7%	Non-hyperinflationary	12.7%	Non-hyperinflationary
Guatemala	11.8%	Non-hyperinflationary	12.2%	Non-hyperinflationary	13.5%	Non-hyperinflationary
Costa Rica	5.8%	Non-hyperinflationary	5.7%	Non-hyperinflationary	2.5%	Non-hyperinflationary
Panama	0.5%	Non-hyperinflationary	2.1%	Non-hyperinflationary	2.3%	Non-hyperinflationary
Colombia	11.0%	Non-hyperinflationary	13.4%	Non-hyperinflationary	17.5%	Non-hyperinflationary
Nicaragua	15.6%	Non-hyperinflationary	13.1%	Non-hyperinflationary	12.3%	Non-hyperinflationary
Argentina (a)	179.4%	Hyperinflationary	158.4%	Hyperinflationary	101.5%	Hyperinflationary
Venezuela	—	—	—	—	30,690.0%	Hyperinflationary
Brazil	11.1%	Non-hyperinflationary	25.0%	Non-hyperinflationary	21.1%	Non-hyperinflationary
Philippines	—	—	11.9%	Non-hyperinflationary	7.5%	Non-hyperinflationary
Euro Zone	3.6%	Non-hyperinflationary	2.7%	Non-hyperinflationary	2.7%	Non-hyperinflationary
Chile	8.3%	Non-hyperinflationary	9.7%	Non-hyperinflationary	9.7%	Non-hyperinflationary
Peru	5.2%	Non-hyperinflationary	9.3%	Non-hyperinflationary	9.3%	Non-hyperinflationary
Ecuador	0.3%	Non-hyperinflationary	30.3%	Non-hyperinflationary	30.3%	Non-hyperinflationary
Uruguay	22.0%	Non-hyperinflationary	25.3%	Non-hyperinflationary	—	–

a)	Argentina

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

The Federacion Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) approved on September 29, 2018 and published on October 5, 2018, a resolution which defines, among other things, that the index price to determine the restatement coefficient (Based on a series that applies the NCPI from January with the IPIM until this date, and computing November and December 2015 using the CPI – of Ciudad del Gran Buenos Aires (“CGBA”) variation).

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

Management determines the appropriate classification of investments at the time of purchase and evaluates that classification at the date of each statement of financial position, see Notes 6 and 14.

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

3.7.1 Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets the following two conditions and is not designated as fair value through profit and loss (“FVTPL”):

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

3.7.3 Financial assets at fair value with changes in other comprehensive income (“FVOCI”)

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

In the initial recognition of an equity instrument that is not held for trading, under the “other” business model, the Company may irrevocably choose to present changes in the fair value of the investment in OCI. This choice has to be made for each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as profit in results unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses, related to changes in fair value, are recognized in OCI and are considered items that will not be reclassified to consolidated net income in subsequent periods.

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

3.10 Fair value measurement

The Company measures financial instruments, such as derivatives, and certain non-financial assets, at fair value at each balance sheet date. Also, fair values of financial instruments measured at amortized cost are disclosed in Notes 14 and 19.

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

The Company determines the policies and procedures for both recurring fair value measurements, such as those described in Note 21 and unquoted liabilities such as debt described in Note 19.

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

Interest income is recognized by applying the effective interest rate except for current receivables, considering that the recognition of interest is immaterial. For the years ended December 31, 2019, 2018 and 2017 there was no interest income on loans and receivables.

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

Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2019, 2018 and 2017, such amortization aggregated to Ps. 273, Ps. 277 and Ps. 759, respectively.

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

Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. As of December 31, 2019 and 2018 the Company does not have an interest in joint operations.

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

The Company reclassifies the proportion to the interest disposed of in joint ventures investment interest reduction. During the years ended December 31, 2019, 2018 and 2017 the Company does not have a significant disposal or partial disposal in joint arrangements.

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

3.16 Leases

Under IFRS 16, the Company assesses at its inception whether a contract is, or contains, a lease when the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. The Company assesses whether a contract is a lease arrangement, when:

•

The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all the capacity of a physically distinct asset. If the lessor has substantive substitution rights, then the asset is not identified;

•	The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

•

The Company has the right to direct the use of the asset when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. When the use of the asset is predetermined, the Company has the right to direct the use of the asset if either: i) it has the right to operate the asset; or ii) the design of the asset predetermines how and for what purpose it will be used.

The Company enters into leases mainly for land and buildings for its retail stores and other buildings for its offices. In general, lease agreements for retail stores last 15 years, and office space agreements last between three and five years.

As a lessee

Initial recognition

At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The right-of-use asset considers any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The lease liability is initially measured at the present value of the lease payments to be made over the lease term. The future lease payments are discounted using the Company’s incremental borrowing rate, which is considered as the rate that the Company would negotiate when financing for a similar period, and with a similar guarantee, to obtain an asset of a similar value to the lease asset. For the Company, the discount rate used to measure the right of use asset and its lease liability is the rate related to the cost of financing for the Company from the consolidated perspective (“Ultimate Parent Company”).

Lease payments included in the measurement of the lease liability, comprise the following:

•	Fixed payments, including in-substance fixed payments, less any incentives receivable;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date; and

•

The exercise price under a purchase option that the Company is reasonably certain to exercise, an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

•	Amounts expected to be payable to the lessor under residual value guarantees.

The Company does not recognize a right-of-use asset and a lease liability for short-term leases that have a lease term of 12 months or less and leases of low-value assets, mainly technological equipment used by the employees, such as: computers, handheld devices and printers. The Company recognizes the lease payments associated with these leases as an expense in the consolidated statement of income as they are incurred.

Subsequent measurement

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the shorter of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically adjusted for impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is subsequently measured at amortized cost using the effective interest rate method. The Company remeasures the lease liability when there is a modification in the lease term or amounts of expected payments under a residual value guarantee and when it is arising from a change in an index or rate, without modifying the incremental borrowing rate (unless it results from a change in a floating rate). The lease liability is remeasured using a new incremental borrowing rate at the date of the modification when:

•	An extension or termination option is exercised modifying the non-cancellable period of the contract;

•	The Company changes its assessment of whether it will exercise a purchase option.

When the lease liability is remeasured, a corresponding adjustment is made to the carrying value amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

A modification to the lease agreement is accounted for as a separate lease if both of the following conditions are met: i) the modification increases the scope of the lease by adding the right-to-use one or more underlying assets; and ii) the consideration for the lease increases by an amount proportional to the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the contract.

In the consolidated statement of income and consolidated statement of comprehensive income, the interest expense from the lease liability is recognized as a component of finance costs, unless it is directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s accounting policy on borrowing costs. Depreciation of the right-of-use asset is recognized in the consolidated statement of income.

Leasehold improvements on lease agreements are recognized as a part of property, plant and equipment in the consolidated financial statements and are amortized using the straight-line method over the shorter of either the useful life of the assets or the related lease term contract.

The Company has recognized a significant amount of right-of-use assets and a corresponding lease liability, see Note 12.

As a lessor

If the Company acts as a lessor, it determines at lease inception if each arrangement is either a finance lease or an operating lease.

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the underlying asset. If not, all other leases are classified as operating leases. The Company considers certain relevant indicators, amongst others, to determine if all the risks and rewards are substantially transferred, such as:

•	Whether the lease is for the major part of the economic life of the asset, or

•	Whether the minimum future lease payments compare with the fair value of the underlying asset.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of the consolidated statement of income, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. The Company also recognizes costs, including depreciation of the leased assets, incurred in earning the lease revenue.

The Company initially recognizes an amount equal to the net investment of the lease, that is, the present value of future lease payments plus any guarantee of residual value that is granted; and it includes the distinction between the current portion of the receivables with maturity less than or equal to a term of 12 months and the non-current receivables, that is, with maturity greater than 12 months; including:

(i)	fixed payments, including those that are in substance fixed payments, which may include a variability, but that are unavoidable in essence, less any lease incentive to be received;

(ii)	payments for variable rent that depend on an index or a rate at the start date of the lease contract;

(iii)	amounts payable by the lessee under residual value guarantees (if applicable);

(iv)	the price related to a purchase option if the lessee is reasonably certain to exercise the option (if applicable); and

(v)	payments for penalties derived from the termination of the lease, if the term of the lease reflects that the lessee will exercise an option to terminate the lease.

All intra-group right-of-use assets and lease liabilities, interest expenses, depreciations and cash flows relating to transactions between subsidiaries of the Company are eliminated on consolidation.

3.17 Borrowing costs

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

3.18 Intangible assets

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

As of December 31, 2019, and in regards to a joint restructure with TCCC for the bottling agreements, Coca-Cola FEMSA had four bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) one agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025.

As of December 31, 2019, and in regards to a joint restructure with TCCC for the bottling agreements, Coca-Cola FEMSA had two bottler agreements in Brazil which are up for renewal in October 2027; and three bottler agreements in Guatemala, which are up for renewal in March 2025 and April 2028 (two contracts).

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

3.19 Non-current assets held for sale and discontinued operations

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

Discontinued operations are excluded from the continuing operations and are also presented as a single entity as earnings (loss) after income taxes of discontinued operations in the income statement. For further information, please see Note 4. In addition, the information included elsewhere in this report, includes only continuing operations otherwise it would be indicated the opposite.

3.20 Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived tangible and intangible assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU, or otherwise they are allocated to the smallest CGU for which a reasonable and consistent allocation basis can be identified.

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

Recoverable amount is the higher of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted, as discussed in Note 2.3.1.1.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in consolidated net income.

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

For the year ended December 31, 2019, 2018 and 2017, the Company recognized impairment losses of Ps. 1,018, Ps. 432 and 2,063, respectively (see Note 20).

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

3.21.4 Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated income statements, see Note 19.

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

The Company recognizes a provision for a loss contingency when it is probable (i.e., the probability that the event will occur is greater than the probability that it will not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized, see Note 26.

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

3.23 Post-employment and other long-term employee benefits

Post-employment and other long-term employee benefits, which are considered to be monetary items, include obligations for pension and retirement plans, seniority premiums and postretirement medical services.

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

•

Allocate the transaction price to each performance obligations in the contract (to each good and service that is different) for an amount that represents the consideration to which the entity expects to receive in exchange to the goods and services arranged with the customer; and

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

The Company generates revenues for the following activities:

Sale of goods

It includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of Coca-Cola and the sale or consumption of goods in the small-format stores of the FEMSA Comercio – Proximity, FEMSA Comercio – Health and FEMSA Comercio – Fuel Divisions; in which the revenue is recognized in the point of time those products were sold to the customers. See Note 28.

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

Contracts costs

The incremental costs to obtain a contract with a customer are recognized as an asset (capitalized) if the Company expect to recover those costs. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Company recognizes those costs as an expense in the income statement when the income associated with those costs is incurred for a period equal to or less than a year. For any other cost that is related with the fulfillment of a contract with a customer, but it is not part of the own revenue recognition, then this will be considered as an asset including related costs, but only if those costs are related with a contract or with a contract that the Company expects to identify specifically and also, those costs generates or improves the resources of the Company that will be applied to satisfy, or continue satisfying; the performance obligations in the future and that is expected to recover those costs. The asset recognized is amortized progressively in the same manner as the exchange of the goods and services are transferred to the customer, accordingly, the asset is recognized in the income statement through its amortization in the same period of time in which the revenue is recognized.

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

Selling expenses include:

•

Distribution: labor costs, outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2019, 2018 and 2017, these distribution costs amounted to Ps. 25,068, Ps. 23,421 and Ps. 25,041, respectively;

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

3.26.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences and future tax planning strategies that will create taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill (no recognition of deferred tax liabilities) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes in connection with the acquisition accounting a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.

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

In Mexico, the income tax rate is 30%, for 2019, 2018 and 2017, and it is expected to remain at 30% for the following years.

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

Note 4. Mergers, Acquisitions and Disposals

4.1 Mergers and acquisitions

The Company has consummated certain mergers and acquisitions during 2019, 2018 and 2017; which were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the year of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017 show the cash outflow and inflow for the merged and acquired operations net of the cash acquired related to those mergers and acquisitions.

4.1.1 Acquisitions of Coca-Cola FEMSA

Coca-Cola FEMSA finalized the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed for acquisitions completed during the prior year, with no significant variations to the preliminary allocation to the fair value of the net assets acquired, which were included in its audited annual consolidated financial statements as at and for the year ended December 31, 2018, primarily related to the following: (1) acquisition of 100% of the Alimentos y Bebidas del Atlántico, S.A. (“ABASA”) in Guatemala, included in the Company results since May, 2018; (2) acquisition of 100% of Comercializadora y Distribuidora Los Volcanes, S.A. (“Los Volcanes”) in Guatemala included in the Company’ consolidated results beginning on May, 2018; and (3) acquisition of 100% of Montevideo Refrescos, S.R.L. (“MONRESA”) in Uruguay which is included in the consolidated financial results beginning on July 2018.

The final allocation on the purchase prices to the fair value of the net assets acquired is as follows:

	2018
Total current assets (including cash acquired of Ps. 860)	Ps.	1,864
Total non-current assets		4,031
Distribution rights		1,715

Total assets		7,610

Total liabilities		(3,691)

Net assets acquired		3,649

Goodwill(1)		2,903

Total consideration transferred		6,552

Cash acquired		(860)

Net cash paid	Ps.	5,692

(1)

As a result of the purchase price allocation which was finalized in 2019, additional fair value adjustments from those recognized in 2018 have been recognized as follows: decrease in total non-current assets amounted to Ps. 236, distribution rights of Ps. 2,887 and increase in goodwill of Ps. 2,903.

Coca-Cola FEMSA expects to recover the registered amounts recorded as goodwill through the synergies related to the available production capacity.

The income statement information of these acquisitions for the period from the acquisition date through to December 31, 2018 is as follows:

Income Statement	2018
Total revenues	Ps.	4,628
Income before income taxes		496
Net income	Ps.	413

4.1.2 Other acquisitions

During 2019, the Company completed acquisitions which in the aggregate amounted to Ps. 7,671. These acquisitions, among other smaller acquisitions, were primarily related to the following: 1) as of April 30, 2019, the Company completed through FEMSA Comercio S.A. de C.V., the acquisition of 100% of the Ecuadorian company Corporación Grupo FYBECA S.A. (“GPF”), pharmaceutic leader in Quito, Ecuador, mainly under the brands of Fybeca and SanaSana, which is included in the Company’s results since May, 2019; and (2) in December 2019, the Company completed through one of its logistic’s subsidiaries, the acquisition of 100% of Brazilian company AGV Group (“AGV”) founded in 1998, leader in integral logistic services in Brazil which operates a value-added warehousing and distribution platform of warehousing space located across 15 states in Brazil and over 2,600 employees.

The Company is in the process of finalizing the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed. This process is expected to be completed for each acquisition within 12 months of the acquisition date.

The preliminary allocation on the aggregated purchase prices to the fair value of the net assets acquired is as follows:

	2019
Total current assets (including cash acquired of Ps. 389)	Ps.	4,085
Total non-current assets		5,250

Total assets		9,335

Total liabilities		8,153

Net assets acquired		1,182

Goodwill		6,542

Non-controlling interest		(53)

Total consideration transferred		7,671

Amount to be paid		(147)
Cash acquired		(389)
Net cash paid		7,135

During 2019, FEMSA Comercio has been allocated goodwill in the acquisitions in FEMSA Comercio- Health Division in Ecuador and Colombia. FEMSA Comercio expects to recover the amount recorded through synergies related to the adoption of the Company’s economic current value proposition, the ability to apply the successful operational processes and expansion planning designed for each unit.

The income statement information of these acquisitions for the period from the acquisition date through to December 31, 2019 is as follows:

Income Statement	2019
Total revenues	Ps.	8,594
Income before income taxes		37
Net loss	Ps.	1

Unaudited Pro Forma Financial Data

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisitions of GPF and AGV; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired company.

Unaudited pro forma financial data for the acquisitions, is as follow:

	Unaudited pro forma financial information for the year ended December 31, 2019
Total revenues	Ps.	516,496
Income before income taxes and share of the profit of equity accounted investees		33,823
Net income		29,516

Basic net controlling interest income per share Series “B”	Ps.	1.11
Basic net controlling interest income per share Series “D”		1.38

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

Income statement of discontinued operations

For the years ended December 31, 2018 and 2017, the income statement of discontinued operations was as follows:

	2018		2017
Total revenues	Ps.	24,167	Ps.	20,524
Cost of goods sold		17,360		12,346

Gross profit		6,807		8,178
Operating expenses		5,750		6,865
Other expenses, net		7		134
Financial income, net		(185)		(64)
Foreign exchange gain, net		(73)		(22)

Income before income taxes		1,308		1,265
Income taxes		466		370

Net income for discontinued operations	Ps.	842	Ps.	895
Less: non-controlling interest in discontinued operations		391		469

Controlling interest in discontinued operations	Ps.	451	Ps	. 426

Accumulated currency translation effect for the subsidiary disposal		(811)		2,830

Gain from sale		3,335		—

Net income for subsidiary disposal – controlling interest		2,975		3,256

Net income from discontinued operations	Ps.	3,366	Ps.	3,725

4.2.2 Heineken

During 2017, the Company sold a portion of its investment in Heineken Group, representing 5.2% of economic interest for Ps. 53,051 in an all cash transaction. With this transaction the Company took advantage of a Repatriation of Capital Decree issued by the Mexican government which was valid from January 19 until October 19, 2017; through this decree, a fiscal benefit was attributed to the Company due to repatriated resources obtained from the sale of shares. The Company recognized a gain of Ps. 29,989, as a result of the sales of shares within other income, which is the difference between the fair value of the consideration received and the book value of the net assets disposed. The gain is net of transaction related costs of Ps. 160 and includes reclassification from other comprehensive income of exchange differences on translation which amount to Ps. 6,632. Also, the Company reclassified from other comprehensive income to consolidated net income a total loss of Ps. 2,431, relating to the Company’s share of hedging reserve and translation reserve of Heineken investment attributable to the portion of shares sold. None of the Company’s other disposals was individually significant, see Note 20.

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

	December 31, 2019		December 31, 2018
Cash and bank balances	Ps.	31,905	Ps.	31,768
Cash equivalents (see Note 3.5)		33,657		30,279

	Ps.	65,562	Ps.	62,047

Note 6. Investments

As of December 31, 2019 and 2018, current investments with maturity greater than three-month period but less than twelve-month period are classified at amortized cost, and their carrying value is similar to their fair value. The following is a detail of such investments:

Fixed rate Corporate debt securities	2019		2018
Acquisition cost	Ps.	1,048	Ps.	906
Accrued interest		4		4

Total fixed rate		1,052		910

Variable rate
Government debt securities
Acquisition cost		—		8,660
Accrued interest		—		28

Corporate debt securities
Acquisition cost		11,307		21,259
Accrued interest		7		67

Total variable rate		11,314		30,014

Total investments	Ps.	12,366	Ps.	30,924

Note 7. Trade Accounts Receivable, Net

	December 31, 2019		December 31, 2018
Trade accounts receivables	Ps.	26,942	Ps.	25,615
The Coca-Cola Company (see Note 15)		813		1,173
Loans to employees		115		108
Heineken Group (see Note 15)		749		768
Others		3,203		2,614
Allowance for expected credit losses		(2,189)		(2,114)

	Ps.	29,633	Ps.	28,164

7.1 Trade receivables

Trade receivables representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs..

Because less than 9% of the trade accounts receivables is unrecoverable, the Company does not have customers classified as “high risk”, which would be eligible to have special management conditions for the credit risk.

As of December 31, 2019, the main customers of the Company represent, in aggregate form, the expected loss on 14%.

The allowance is calculated under an expected loss model that recognizes the impairment losses throughout the life of the contract. For this particular case, because the accounts receivable is generally less than one year, the Company defined an impairment estimation model under a simplified approach of expected loss through a parametric model.

The parameters used within the model are:

•	Breach probability;

•	Losses severity;

•	Financing rate;

•	Special recovery rate; and

•	Breach exposure.

Aging of accounts receivable (days current or outstanding)

	December 31, 2019		December 31, 2018
Current	Ps.	24,696	Ps.	22,789
0-30 days		3,278		4,081
31-60 days		1,345		869
61-90 days		668		598
91-120 days		244		241
120+ days		1,591		1,700

Total	Ps.	31,822	Ps.	30,278

7.2 Changes in the allowance for expected credit losses

	2019		2018		2017
Balance at the beginning of the period	Ps.	2,114	Ps.	1,375	Ps.	1,193
Effect of adoption of IFRS 9		—		468		—

Adjusted balance at the beginning of the period		2,114		1,843		1,193
Allowance for the period		709		348		530
Additions (write-offs) of uncollectible accounts (1)		(269)		(402)		(400)
Addition from business combinations		—		1		86
Effects of changes in foreign exchange rates		(365)		324		(32)
Effect of Venezuela deconsolidation		—		—		(2)

Balance at the end of the period	Ps.	2,189	Ps.	2,114	Ps.	1,375

(1)	In 2018, includes the effect of Coca-Cola FEMSA Philippines, Inc. sale for an aggregate amount of $ 82.

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and disperse.

7.3 Receivable from The Coca-Cola Company

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. Contributions received by Coca-Cola FEMSA for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2019, 2018 and 2017 contributions due were Ps. 2,274, Ps. 3,542 and Ps. 3,436, respectively.

Note 8. Inventories

	December 31, 2019		December 31, 2018
Finished products	Ps.	32,853	Ps.	27,145
Raw materials		5,331		5,363
Spare parts		1,198		1,362
Work in process		113		225
Inventories in transit		1,528		1,591

	Ps.	41,023	Ps.	35,686

For the years ended 2019, 2018 and 2017, the Company recognized write-downs of its inventories for Ps. 2,992, Ps. 2,006 and Ps. 308 to net realizable value, respectively.

For the years ended 2019, 2018 and 2017, changes in inventories are comprised as follows and included in the consolidated income statement under the cost of goods sold caption:

	2019		2018		2017
Changes in inventories of finished goods and work in progress	Ps.	221,540	Ps.	204,688	Ps.	188,022
Raw materials and consumables used		84,502		79,825		85,568

Total	Ps.	306,042	Ps.	284,513	Ps.	273,590

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other current assets

	December 31, 2019		December 31, 2018
Prepaid expenses	Ps.	2,201	Ps.	2,714
Recoverable taxes		268		316
Agreements with customers		294		146
Licenses		575		146
Assets classified as held for sale		197		49
Other		553		49

	Ps.	4,088	Ps.	3,420

As of December 31, 2019 and 2018, Company’s prepaid expenses are as follows:

	December 31, 2019		December 31, 2018
Advances for inventories	Ps.	1,359	Ps.	1,500
Advertising and promotional expenses paid in advance		89		510
Advances to service suppliers		60		236
Prepaid leases		239		211
Prepaid insurance		129		117
Others		325		140

	Ps.	2,201	Ps.	2,714

For the years ended December 31, 2019, 2018 and 2017, Company’s advertising and promotional expenses amounted to Ps. 8,840, Ps. 7,695 and Ps. 6,148, respectively.

9.2 Other current financial assets

	December 31, 2019		December 31, 2018
Restricted cash	Ps.	92	Ps.	101
Derivative financial instruments (see Note 21)		1,008		735
Note receivables (1)		46		42

	Ps.	1,146	Ps.	878

(1)	The carrying value approximates its fair value as of December 31, 2019 and 2018.

The Company has pledged part of its cash in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2019 and 2018, the carrying of restricted cash pledged were:

	December 31, 2019		December 31, 2018
Brazilian reais	Ps.	89	Ps.	98
Chilean pesos		3		3

	Ps.	92	Ps.	101

The restricted cash in Brazil consist in current deposits as requirements to guarantee the notes payable.

Note 10. Equity Accounted Investees

As of December 31, 2019 and 2018, Company’s equity accounted investees are as follows:

			Ownership Percentage		Carrying Value
Investee	Principal Activity	Place of Incorporation	December 31, 2019	December 31, 2018	December 31, 2019		December 31, 2018
Heineken (1) (2)	Beverages	The Netherlands	14.8%	14.8%	Ps.	83,789	Ps.	83,461
Coca-Cola FEMSA:
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	50.0%	50.0%		486		1,550
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		172		162
Fountain Agua Mineral, L.T.D.A.	Beverages	Brazil	50.0%	50.0%		851		826
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.4%	36.4%		3,274		3,120
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	Canned bottling	Mexico	26.5%	26.5%		194		179
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		121		129
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	28.8%	26.3%		1,929		1,571
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	24.7%	24.7%		1,931		2,084
Other investments in Coca-Cola FEMSA’s companies	Various	Various	Various	Various		793		897
FEMSA Comercio:
Raizen Conveniências (4)	Proximity	Brazil	50.0%	—		3,410		—
Other investments (1) (3)	Various	Various	Various	Various		520		336

					Ps.	97,470	Ps.	94,315

(1)	Associate.
(2)

As of December 31, 2019 and 2018 comprised of 8.63% of Heineken, N.V. and 12.26% of Heineken Holding, N.V., which represents an economic interest of 14.76% in Heineken Group. The Company has significant influence, mainly, due to the fact that it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken Group.

(3)	Joint ventures.
(4)

On November 1, 2019, FEMSA Comercio – Proximity Division closed the acquisition of a 50% interest of Raízen Conveniências. The consideration amounted to R$ 357 million paid in cash and R$367 through notes payable, and such amounts include FEMSA Comercio’s prorrata portion of the investment requirements for the initial period of operations of the joint venture. Raízen is a company formed in 2010 from Cosan and Royal Dutch Shell in Brazil. The Joint Venture between FEMSA Comercio – Proximity Division and Raízen is limited to the convenience and proximity store business and excludes any other Raízen operations.

During 2019, Coca-Cola FEMSA received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. for the amount of Ps. 1 and during 2018, Coca-Cola FEMSA received dividends from Industria Envasadora de Querétaro, S.A. de C.V. for the amount of Ps. 8.

During 2019 Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 204 and Ps. 111, respectively, there were no changes in the ownership percentage of Promotora Industrial Azucarera, S.A. de C.V. as a result of capital contributions made by the other shareholders. During 2018 the Company made capital contributions to Jugos del Valle, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 73 and Ps. 146, respectively, there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. During 2018, there was a spin-off for our investment in UBI 3 resulted in a loss of Ps. 333 capitalized.

As of December 31, 2019 and 2018, Coca-Cola FEMSA recognized an impairment, in their investment Compañía Panameña de Bebidas, S.A.P.I. de C.V., for an amount of Ps. 948 and Ps. 432 million charged as other expenses line, respectively. The Company will continue to monitor the results of this investment in conjunction with its partner The Coca-Cola Company, looking for alternatives to improve the business profitability in the near future.

On April 30, 2010, the Company acquired an economic interest of 20% of Heineken Group. Heineken’s main activities are the production, distribution and marketing of beer worldwide. On September 18, 2017, the Company concluded the sale of a portion of its investment, representing 5.2% combined economic interest, consisting of 22,485,000 Heineken N.V. shares and 7,700,000 Heineken Holding N.V. shares at the price of €. 84.50 and €. 78.00 per share, respectively, see Note 4.2. The Company recognized an equity income of Ps. 6,428, Ps. 6,478 and Ps. 7,847 net of taxes based on its economic interest in Heineken Group for the years ended December 31, 2019, 2018 and 2017, respectively. The economic interest for the year 2019 and 2018 was 14.8%. The Company’s share of the net income attributable to equity holders of Heineken Group exclusive of amortization of adjustments amounted to Ps. 6,885 (€. 319 million), Ps. 6,320 (€. 281 million) and Ps. 7,656 (€. 357 million), for the years ended December 31, 2019, 2018 and 2017, respectively. Summarized financial information in respect of the associate Heineken Group accounted for under the equity method is set out below.

	December 31, 2019				December 31, 2018
Amounts in millions	Peso		Euro		Peso		Euro
Total current assets	Ps.	177,829	€.	8,419	Ps.	205,662	€.	9,125
Total non-current assets		804,443		38,085		744,350		33,026
Total current liabilities		259,952		12,307		235,052		10,429
Total non-current liabilities		356,671		16,886		360,928		16,014
Total equity		365,648		17,311		354,032		15,708
Equity attributable to equity holders (1)		341,062		16,147		327,369		14,525
Total revenue and other income	Ps.	511,125	€.	24,064	Ps.	517,528	€.	22,564
Total cost and expenses		433,959		20,431		445,945		19,443
Net income	Ps.	50,424	€.	2,374	Ps.	48,280	€.	2,105
Net income attributable to equity holders		46,006		2,166		43,877		1,913
Other comprehensive income		3,951		186		(1,170)		(51)
Total comprehensive income	Ps.	54,375	€.	2,560	Ps.	47,111	€.	2,054
Total comprehensive income attributable to equity holders		49,447		2,328		42,615		1,858

(1)

Following the IFRS Interpretations Committee agenda decision in January 2019 regarding tax deposits (relating to taxes other than income tax), Heineken Group changed its accounting policy with regards to payments relating to contingent liabilities. This change in accounting policy has been recognised retrospectively in Heineken Financial Statements and increased equity as at 1 January 2018 by €.157 million. The impact on 2018 profit amounts to an increase of €.10 million. For further information please refer to Heineken’s Annual Report.

Reconciliation from the equity of the associate Heineken Group to the investment of the Company.

	December 31, 2019				December 31, 2018
Amounts in millions	Peso		Euro		Peso		Euro
Equity attributable to equity holders of Heineken (1)	Ps.	341,062	€.	16,147	Ps.	323,608	€.	14,358
Economic ownership percentage		14.76%		14.76%		14.76%		14.76%

Investment in Heineken investment exclusive of goodwill and other adjustments	Ps.	50,341	€.	2,383	Ps.	47,765	€.	2,119
Effects of fair value determined by purchase price allocation		14,839		703		15,846		703
Goodwill		18,609		881		19,850		881

Heineken investment	Ps.	83,789	€.	3,967	Ps.	83,461	€.	3,703

(1)	Related to the change in Heineken’s accounting policy mentioned in the table above, the Company recognized the accumulated effects as of January 1, 2019.

As of December 31, 2019 and 2018, the fair value of Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 14.8% of its outstanding shares amounted to Ps. 164,504 (€. 7,769 million) and Ps. 145,177(€. 6,441 million) based on quoted market prices of those dates. As of April 24, 2020, fair value amounted to €. 6,152 million.

During the years ended December 31, 2019, 2018 and 2017, the Company received dividends distributions from Heineken Group, amounting to Ps. 3,031, Ps. 2,872 and Ps. 3,250, respectively.

For the years ended December 31, 2019, 2018 and 2017 the equity earnings recognized for associates of Coca-Cola FEMSA was Ps. 84, Ps. 44 and Ps. 235, respectively.

For the years ended December 31, 2019, 2018 and 2017 the equity (loss) earnings recognized for joint ventures of Coca-Cola FEMSA was a loss of Ps. 215, Ps. 270 and Ps. 175, respectively.

For the year ended December 31, 2019, 2018 and 2017, the Company’s share of other comprehensive income from equity investees, net of taxes are as follows:

	2019		2018		2017
Items that may be reclassified to consolidated net income:
Valuation of the effective portion of derivative financial instruments	Ps.	—	Ps.	(355)	Ps.	252
Exchange differences on translating foreign operations		1,058		(5)		(2,265)

Total	Ps.	1,058	Ps.	(360)	Ps.	(2,013)

Items that may not be reclassified to consolidated net income in subsequent periods:

Remeasurements of the net defined benefit liability	Ps.	(389)	Ps.	597	Ps.	69

Note 11. Property, Plant and Equipment, Net

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2017	Ps.	9,182	Ps.	24,541	Ps.	70,367	Ps.	16,978	Ps.	15,943	Ps.	6,978	Ps.	17,368	Ps.	2,086	Ps.	163,443
Additions		465		1,474		6,150		389		3,201		8,878		57		224		20,838
Additions from business acquisitions		5,115		1,634		5,988		482		3,324		821		145		—		17,509
Transfer of completed projects in progress		6		676		3,073		1,967		558		(8,572)		2,295		(3)		—
Transfer (to)/from assets classified as held for sale		—		—		(42)		—		—		—		—		(58)		(100)
Disposals		(144)		(588)		(3,147)		(800)		(193)		—		(352)		(12)		(5,236)
Effects of changes in foreign exchange rates		(1,018)		(1,964)		(2,817)		(1,523)		(1,216)		(720)		153		(1,201)		(10,306)
Changes in value on the recognition of inflation effects		527		1,016		2,030		689		(2)		226		—		638		5,124
Venezuela deconsolidation effect (see Note 3.3)		(544)		(817)		(1,300)		(717)		(83)		(221)		—		(646)		(4,328)

Cost as of December 31, 2017	Ps.	13,589	Ps.	25,972	Ps.	80,302	Ps.	17,465	Ps.	21,532	Ps.	7,390	Ps.	19,666	Ps.	1,028	Ps.	186,944

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2018	Ps.	13,589	Ps.	25,972	Ps.	80,302	Ps.	17,465	Ps.	21,532	Ps.	7,390	Ps.	19,666	Ps.	1,028	Ps.	186,944
Additions		334		877		6,926		644		2,888		6,482		3,322		111		21,584
Additions from business acquisitions		25		451		4,128		537		393		290		2		41		5,867
Transfer of completed projects in progress		526		567		2,193		1,711		3		(4,927)		(93)		20		—
Transfer (to)/from assets classified as held for sale		—		—		(127)		—		—		—		—		—		(127)
Disposals		(93)		(152)		(4,623)		(614)		(312)		(633)		(748)		(21)		(7,196)
Philippines disposal		(4,654)		(2,371)		(11,621)		(2,415)		(10,116)		(489)		(236)		—		(31,902)
Effects of changes in foreign exchange rates		(401)		(1,079)		(3,526)		(759)		(251)		(330)		(354)		(293)		(6,993)
Effects on the recognition of inflation effects		242		816		2,552		465		612		66		–		9		4,762

Cost as of December 31, 2018	Ps.	9,568	Ps.	25,081	Ps.	76,204	Ps.	17,034	Ps.	14,749	Ps.	7,849	Ps.	21,559	Ps.	895	Ps.	172,939

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2019	Ps.	9,568	Ps.	25,081	Ps.	76,204	Ps.	17,034	Ps.	14,749	Ps.	7,849	Ps.	21,559	Ps.	895	Ps.	172,939
Additions		309		1,134		6,826		636		2,581		8,421		2,907		112		22,926
Additions from business acquisitions		146		806		686		—		—		—		466		—		2,104
Changes in the fair value of past acquisitions		142		227		50		(13)		—		—		7		(8)		405
Transfer of completed projects in progress		(253)		581		3,694		1,396		359		(6,284)		496		11		—
Transfer (to)/from assets classified as held for sale		—		—		(410)		—		—		—		—		(49)		(459)
Disposals		(15)		(254)		(3,195)		(1,032)		(1,056)		(33)		(170)		(38)		(5,793)
Effects of changes in foreign exchange rates		(329)		(1,147)		(2,463)		(961)		(833)		(370)		26		(130)		(6,207)
Effects on the recognition of inflation effects		114		366		1,254		241		352		18		—		—		2,345

Cost as of December 31, 2019	Ps.	9,682	Ps.	26,794	Ps.	82,646	Ps.	17,301	Ps.	16,152	Ps.	9,601	Ps.	25,291	Ps.	793	Ps.	188,260

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2017	Ps.	—	Ps.	(5,553)	Ps.	(30,263)	Ps.	(8,723)	Ps.	(10,266)	Ps.	—	Ps.	(5,556)	Ps.	(859)	Ps.	(61,220)
Depreciation for the year		—		(887)		(6,928)		(2,186)		(3,365)		—		(1,562)		(685)		(15,613)
Transfer to/(from) assets classified as held for sale		—		44		7		–		—		—		—		—		51
Disposals		—		40		3,125		683		103		—		300		5		4,256
Effects of changes in foreign exchange rates		—		518		437		1,157		93		—		(138)		940		3,007
Venezuela deconsolidation effect		—		481		1,186		626		56		—		—		335		2,684
Venezuela impairment		—		(257)		(841)		—		—		—		—		—		(1,098)
Changes in value on the recognition of inflation effects		—		(437)		(1,031)		(553)		(44)		—		—		(234)		(2,299)

Accumulated Depreciation as of December 31, 2017	Ps.	—	Ps.	(6,051)	Ps.	(34,308)	Ps.	(8,996)	Ps.	(13,423)	Ps.	—	Ps.	(6,956)	Ps.	(498)	Ps.	(70,232)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2018	Ps.	—	Ps.	(6,051)	Ps.	(34,308)	Ps.	(8,996)	Ps.	(13,423)	Ps.	—	Ps.	(6,956)	Ps.	(498)	Ps.	(70,232)
Depreciation for the year		—		(786)		(7,437)		(1,752)		(2,827)		—		(1,763)		(133)		(14,698)
Transfer to/(from) assets classified as held for sale		—		—		78		—		—		—		—		—		78
Disposals		—		69		4,970		579		204		—		571		—		6,393
Philippines disposal		—		700		6,125		2,083		7,225		—		77		—		16,210
Effects of changes in foreign exchange rates		—		112		404		250		631		—		141		143		1,681
Changes in value on the recognition of inflation effects		—		(223)		(2,692)		(338)		(516)		—		—		—		(3,769)

Accumulated Depreciation as of December 31, 2018	Ps.	—	Ps.	(6,179)	Ps.	(32,860)	Ps.	(8,174)	Ps.	(8,706)	Ps.	—	Ps.	(7,930)	Ps.	(488)	Ps.	(64,337)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2019	Ps.	—	Ps.	(6,179)	Ps.	(32,860)	Ps.	(8,174)	Ps.	(8,706)	Ps.	—	Ps.	(7,930)	Ps.	(488)	Ps.	(64,337)
Depreciation for the year		—		(937)		(7,862)		(1,862)		(2,734)		—		(1,985)		(88)		(15,468)
Transfer to/(from) assets classified as held for sale		—		—		262		—		—		—		—		—		262
Disposals		—		46		1,967		966		1,079		—		115		31		4,204
Effects of changes in foreign exchange rates		—		264		1,249		583		572		—		64		63		2,795
Changes in value on the recognition of inflation effects		—		(92)		(629)		(164)		(302)		—		(2)		(14)		(1,203)

Accumulated Depreciation as of December 31, 2019	Ps.	—	Ps.	(6,898)	Ps.	(37,873)	Ps.	(8,651)	Ps.	(10,091)	Ps.	—	Ps.	(9,738)	Ps.	(496)	Ps.	(73,747)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2017	Ps.	13,589	Ps.	19,921	Ps.	45,994	Ps.	8,469	Ps.	8,109	Ps.	7,390	Ps.	12,710	Ps.	530	Ps.	116,712

As of December 31, 2018	Ps.	9,568	Ps.	18,902	Ps.	43,344	Ps.	8,860	Ps.	6,043	Ps.	7,849	Ps.	13,629		Ps. 407	Ps.	108,602

As of December 31, 2019	Ps.	9,682	Ps.	19,896	Ps.	44,773	Ps.	8,650	Ps.	6,061	Ps.	9,601	Ps.	15,553	Ps.	297	Ps.	114,513

For the years ended December 31, 2019, 2018 and 2017, the Company did not recognize any capitalization of borrowing costs.

Note 12. Leases

As of December 31, 2019, consolidated right-of-use assets reported in our financial statements was as follows:

	Land and buildings		Other (1)	Total
Cost as of January 1, 2019	Ps.	49,112	1,108	50,220
Additions		7,406	96	7,502
Additions from business combinations		2,187	—	2,187
Disposals		(827)	(5)	(832)
Remeasurements		2,299	(9)	2,290
Depreciation		(7,492)	(401)	(7,893)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		(759)	(31)	(790)

Right-of-use assets, net as of December 31, 2019	Ps.	51,926	758	52,684

(1)	Other assets mailny include transportation equipment and servers.

As of December 31, 2019, the lease liabilites are integrated as follows:

	December 31, 2019
Maturity analysis - contractual undiscounted cash flows
Less than one year	Ps.	10,655
One to five years		40,262
Five to ten years		24,053
More than ten years		11,884

Total undiscounted lease liabilities at December 31		86,854

Lease liabilities included in the statement of financial position at December 31		54,679

Current		7,387
Non-Current	Ps.	47,292

The interest expense for leases reported in the income statements for the twelve-month period ended December 31, 2019 was Ps. 4,774.

The expense relating to short-term leases and leases of low-value assets for the twelve-month period ended December 31, 2019 was Ps. 430.

For the year ended December 31, 2019, the amounts recognized in the consolidated statement of cash flows related to leases is Ps. 8,848.

12.1 Land and buildings leases

The Company leases land for constructions of its retail stores mainly and some buildings for its office space. The leases of retail stores typically run for an average useful life of 15 years, and leases of office space for three to five years. Some leases include an option to renew the lease for additional period at the end of the contract term.

Some leases provide for additional rent payments that are based on changes in the National Consumer and Price Index, or sales that the Company makes at the leased store in the period.

Variable lease payments based on sales

Some leases of retail stores contain variable lease payments that are based on sales that the Company makes at the store. Variable rental payments in the Company do not represent a significant impact in profit and loss amounts for the year ended December 31, 2019.

The Company expects the relative proportions of fixed and variable lease payments to remain broadly consistent in future years.

Extension options

Some leases of office buildings, cellars and retail stores contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by FEMSA and not by the lessor, in other words, the lessee has the unilateral right to exercise the extension option. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. FEMSA reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Except for some business units, FEMSA consider that the “reasonably certain” criteria is met when a new lease contract is signed by both, the Company and the lessor, which usually occurs within a short period of the expiration of the current lease term. Extension options on leases in the Company do not represent a significant impact on the right-of-use assets at December 31, 2019.

12.2 Other leases

The Company leases vehicles, servers and equipment, with lease terms from three to five years. In some cases, the Company has options to purchase the assets at the end of the contract term. At the commencement date, the Company does not expect to exercise the purchase option.

FEMSA also leases IT equipment and machinery with contract terms from one to three years. These leases are short-term and/or leases of low-value items. The Company has elected not to recognize right-of-use assets and lease liabilities for these types of leases.

Note 13. Intangible Assets

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2017	Ps.	85,338	Ps.	51,857	Ps.	6,225	Ps.	2,151	Ps.	145,571	Ps.	6,124	Ps.	798	Ps.	1,416	Ps.	2,338	Ps.	10,676	Ps.	156,247
Additions		1,288		—		—		6		1,294		464		920		221		445		2,050		3,344
Acquisitions from business combinations (see Note 4)		4,144		140		5		—		4,289		6		—		—		80		86		4,375
Changes in fair value of past acquisitions		5,167		(7,022)		836		9		(1,010)		(188)		—		—		892		704		(306)
Transfer of completed development systems		—		—		—		—		—		412		(412)		—		—		—		—
Disposals		—		—		—		—		—		110		—		—		—		110		110
Effect of movements in exchange rates		(2,563)		(1,526)		119		91		(3,879)		175		(15)		—		52		212		(3,667)
Changes in value on the recognition of inflation effects		(727)		—		—		—		(727)		—		—		—		175		175		(552)
Venezuela deconsolidation effect		(745)		—		—		—		(745)		—		—		—		(139)		(139)		(884)

Cost as of December 31, 2017	Ps.	91,902	Ps.	43,449	Ps.	7,185	Ps.	2,257	Ps.	144,793	Ps.	7,103	Ps.	1,291	Ps.	1,637	Ps.	3,843	Ps.	13,874	Ps.	158,667

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2018	Ps.	91,902	Ps.	43,449	Ps.	7,185	Ps.	2,257	Ps.	144,793	Ps.	7,103	Ps.	1,291	Ps.	1,637	Ps.	3,843	Ps.	13,874	Ps.	158,667
Additions		—		75		—		71		146		1,051		371		131		94		1,647		1,793
Acquisitions from business combinations (see Note 4)		4,602		842		170		—		5,614		35		57		—		291		383		5,997
Changes in fair value of past acquisitions		—		272		—		—		272		—		—		—		—		—		272
Internal development		—		—		—		—		—		—		—		—		41		41		41
Transfer of completed development systems		—		—		—		—		—		904		(904)		—		—		—		—
Disposals		—		—		—		(2)		(2)		(43)		—		—		(146)		(189)		(191)
Philippines disposal		(3,882)		—		—		—		(3,882)		—		—		—		(596)		(596)		(4,478)
Effect of movements in exchange rates		(5,005)		(4,108)		(656)		(349)		(10,118)		(343)		(38)		—		(311)		(692)		(10,810)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		57		57		57

Cost as of December 31, 2018	Ps.	87,617	Ps.	40,530	Ps.	6,699	Ps.	1,977	Ps.	136,823	Ps.	8,707	Ps.	777	Ps.	1,768	Ps.	3,273	Ps.	14,525	Ps.	151,348

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2019	Ps.	87,617		40,530	Ps.	6,699	Ps.	1,977	Ps.	136,823	Ps.	8,707	Ps.	777	Ps.	1,768	Ps.	3,273	Ps.	14,525	Ps.	151,348
Additions		—		—		—		164		164		824		334		191		685		2,034		2,198
Acquisitions from business combinations (see Note 4)		—		6,542		469		—		7,011		759		—		—		12		771		7,782
Changes in the fair value of past acquisitions		(2,887)		2,903		—		153		169		(6)		—		—		(185)		(191)		(22)
Transfer of completed development systems		—		—		—		—		—		412		(413)		—		1		—		—
Disposals		—		—		(48)		—		(48)		(580)		—		(130)		—		(710)		(758)
Effect of movements in exchange rates		(3,475)		(2,069)		(520)		(134)		(6,198)		(553)		(23)		—		(337)		(913)		(7,111)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		(6)		(6)		(6)

Cost as of December 31, 2019	Ps.	81,255	Ps.	47,906	Ps.	6,600	Ps.	2,160	Ps.	137,921	Ps.	9,563	Ps.	675	Ps.	1,829	Ps.	3,443	Ps.	15,510	Ps.	153,431

Amortization and Impairment Losses	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Amortization as of January 1, 2017	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(1,937)	Ps.	—	Ps.	(376)	Ps.	(666)	Ps.	(2,979)	Ps.	(2,979)
Amortization expense		—		—		—		—		—		(961)		—		(81)		(217)		(1,259)		(1,259)
Impairment losses		—		—		—		—		—		(110)		—		—		—		(110)		(110)
Venezuela deconsolidation effect		—		—		—		—		—		—		—		—		(120)		(120)		(120)
Effect of movements in exchange rates		—		—		—		—		—		(254)		—		—		148		(106)		(106)

Amortization as of December 31, 2017	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(3,262)	Ps.	—	Ps.	(457)	Ps.	(855)	Ps.	(4,574)	Ps.	(4,574)

Amortization as of January 1, 2018	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(3,262)	Ps.	—	Ps.	(457)	Ps.	(855)	Ps.	(4,574)	Ps.	(4,574)
Amortization expense		—		—		—		—		—		(1,453)		—		(87)		(373)		(1,913)		(1,913)
Disposals		—		—		—		—		—		93		—		—		98		191		191
Philippines disposal		—		—		—		—		—		—		—		—		375		375		375
Effect of movements in exchange rates		—		—		—		—		—		236		—		—		(1)		235		235
Changes in value on the recognition of inflation effects		—		—		—		—		—		(51)		—		—		(1)		(52)		(52)

Amortization as of December 31, 2018	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(4,437)	Ps.	—	Ps.	(544)	Ps.	(757)	Ps.	(5,738)	Ps.	(5,738)

Amortization as of January 1, 2019	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(4,437)	Ps.	—	Ps.	(544)	Ps.	(757)	Ps.	(5,738)	Ps.	(5,738)
Amortization expense		—		—		—		—		—		(1,351)		—		(123)		(337)		(1,811)		(1,811)
Disposals		—		—		—		—		—		445		—		30		—		475		475
Effect of movements in exchange rates		—		—		—		—		—		165		—		—		68		233		233
Changes in value on the recognition of inflation effects		—		—		—		—		—		(29)		—		—		1		(28)		(28)

Amortization as of December 31, 2019	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps. —		Ps.	(5,207)	Ps.	—	Ps.	(637)	Ps.	(1,025)	Ps.	(6,869)	Ps.	(6,869)

Carrying Amount	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Systems in Development		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
As of December 31, 2017	Ps.	91,902	Ps.	43,449	Ps.	7,185	Ps.	2,257	Ps.	144,793	Ps.	3,841	Ps.	1,291	Ps.	1,180	Ps.	2,988	Ps.	9,300	Ps.	154,093
As of December 31, 2018	Ps.	87,617	Ps.	40,530	Ps.	6,699	Ps.	1,977	Ps.	136,823		Ps. 4,270	Ps.	777		Ps.1,224		Ps.2,516	Ps.	8,787	Ps.	145,610
As of December 31, 2019	Ps.	81,255	Ps.	47,906	Ps.	6,600	Ps.	2,160	Ps.	137,921		Ps. 4,356	Ps.	675		Ps.1,192		Ps.2,418	Ps.	8,641	Ps.	146,562

For the years ended December 31, 2019 and 2018, the Company did not recognize any capitalization of borrowing costs.

On March 28, 2017 Coca-Cola FEMSA acquired distribution rights and other intangibles of AdeS soy-based beverages in its territories in Mexico and Colombia for an aggregate amount of Ps. 1,664. This acquisition was made to reinforce Coca-Cola FEMSA leadership position. For the years ended 2019, 2018 and 2017, allocation for amortization expense is as follows:

	2019		2018		2017
Cost of goods sold	Ps.	317	Ps.	399	Ps.	132
Administrative expenses		953		858		627
Selling expenses		542		656		500

	Ps.	1,812	Ps.	1,913	Ps.	1,259

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	3 - 10
Alcohol Licenses	12 - 15

Coca-Cola FEMSA Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be a CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2019		December 31, 2018
Mexico	Ps.	56,352	Ps.	56,352
Guatemala		1,679		1,853
Nicaragua		420		460
Costa Rica		1,442		1,417
Panama		1,131		1,182
Colombia		4,367		4,600
Brazil		38,765		42,153
Argentina		306		327
Uruguay		2,626		3,003

Total	Ps.	107,088	Ps.	111,347

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

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of Coca-Cola FEMSA and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is estimated based on the interest-bearing borrowings Coca-Cola FEMSA is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor in the market would consider. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

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

•	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.

•	A per CGU-specific WACC was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes, size premium adjustments.

The key assumptions by CGU for impairment test as of December 31, 2019 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2020-2029	Expected Volume Growth Rates 2020-2029
Mexico	7.3%	5.2%	3.5%	0.7%
Colombia	8.9%	6.2%	3.1%	4.0%
Costa Rica	13.8%	9.7%	2.2%	2.1%
Guatemala	9.1%	7.1%	4.0%	8.5%
Nicaragua	21.1%	12.4%	4.4%	3.0%
Panamá	8.5%	6.6%	2.0%	5.4%
Argentina	21.6%	14.8%	39.2%	3.7%
Brazil	9.3%	5.6%	3.6%	2.0%
Uruguay	9.4%	6.8%	7.4%	2.0%

The key assumptions by CGU for impairment test as of December 31, 2018 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2019-2028	Expected Volume Growth Rates 2019-2028
Mexico	7.4%	5.3%	4.0%	1.4%
Colombia	7.8%	5.2%	3.1%	4.0%
Costa Rica	13.9%	9.2%	4.0%	1.6%
Guatemala	9.4%	7.5%	3.2%	7.3%
Nicaragua	21.2%	11.0%	6.2%	3.8%
Panama	9.2%	7.0%	2.4%	3.0%
Argentina	19.6%	11.3%	21.9%	2.7%
Brazil	10.7%	6.6%	3.8%	1.7%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

During the year ended December 31, 2017 and because the economic and operational conditions worsened in Venezuela, Coca-Cola FEMSA has recognized an impairment of the distribution rights in such country for an amount of Ps 745, such charge has been recorded in other expenses line in the consolidated income statement.

Sensitivity to Changes in Assumptions

At December 31, 2019, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

CGU	Change in WACC	Change in Volume Growth CAGR (1)	Effect on Valuation
Mexico	+0.4%	-1.0%	Passes by 4.9x
Colombia	+0.3%	-1.0%	Passes by 4.7x
Costa Rica	+0.8%	-1.0%	Passes by 3.4x
Guatemala	+0.4%	-1.0%	Passes by 38.5x
Nicaragua	+1.4%	-1.0%	Passes by 1.1x
Panamá	+0.2%	-1.0%	Passes by 9.7x
Argentina	+1.9%	-1.0%	Passes by 13.9x
Brazil	+0.5%	-1.0%	Passes by 1.6x
Uruguay	+0.3%	-1.0%	Passes by 3x

(1)	Compound Annual Growth Rate (“CAGR”).

FEMSA Comercio – Proximity Division, FEMSA Comercio – Health Division and FEMSA Comercio – Fuel Division Impairment Test for Cash-Generating Units Containing Goodwill

For the purpose of impairment testing, goodwill is allocated and monitored on an individual country basis by operating segment. The Company has integrated its cash generating units as follow: (i) FEMSA Comercio – Proximity Division is integrated as Mexico, and (ii) FEMSA Comercio – Health Division are integrated as Mexico, Chile, Colombia and Ecuador for each of them and (iii) FEMSA Comercio – Fuel Division includes only Mexico.

As of December 31, 2019 in FEMSA Comercio – Health Division there is a significant carrying amount of goodwill allocated in Chile and Colombia as a group of cash generating (South America) with a total carrying amount of Ps. 4,743.

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

The estimated discount rates to perform the IAS 36 “Impairment of assets”, impairment test for each CGU or group of CGUs consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the businesses that are similar to those of FEMSA Comercio –Health Division.

The discount rates represent the current market assessment of the risks specific to each CGU or group of CGUs, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of the Company and its operating segments and is derived from its WACC. The WACC takes into account both debt and cost of equity. The cost of equity is derived from the expected return on investment by Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor would assess in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

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

The key assumptions by CGU for impairment test as of December 31, 2019 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2020-2029	Expected Volume Growth Rates 2020-2029
South America (FEMSA Comercio – Health Division)	9.4%	6.6%	3.0%	0.3%

The key assumptions by CGU for impairment test as of December 31, 2018 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2019-2028	Expected Volume Growth Rates 2019-2028
South America (FEMSA Comercio – Health Division)	9.0%	6.3%	3.0%	0.4%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2019, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 100 basis points in the sale’s compound annual growth rate (“CAGR”), concluding that no impairment would be recognized.

CGU	Change in WACC	Change in Sales Growth CAGR (1)	Effect on Valuation
FEMSA Comercio – Health Division (South America)	+0.2%	-0.5%	Passes by 1.34x

(1)	Compound Annual Growth Rate.

Note 14. Other Assets and Other Financial Assets

14.1 Other non-current assets

	December 31, 2019		December 31, 2018
Agreement with customers	Ps.	953	Ps.	897
Long term prepaid advertising expenses		341		388
Guarantee deposits (1)		2,407		2,910
Prepaid bonuses		226		248
Advances to acquire property, plant and equipment		203		233
Recoverable taxes		2,111		1,289
Indemnifiable assets from business combinations (2)		2,948		3,336
Recoverable taxes from business combinations		—		395
Others		1,343		621

	Ps.	10,532	Ps.	10,317

(1)	As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits including those related to business acquisitions. See Note 26.7.
(2)	Corresponds to indemnifiable assets that are warranted by former Vonpar owners as per the share purchase agreement. See Note 4.1.3

14.2 Other non-current financial assets

	December 31, 2019		December 31, 2018
Non-current accounts receivable	Ps.	938	Ps.	724
Derivative financial instruments (see Note 21)		8,260		10,752
Investments (1)		—		11,810
Others		172		101
Other investments in equity instruments(2)		13,310		—

	Ps.	22,680	Ps.	23,387

(1)	It represents an investment in corporate debt securities with variable interest rates, measured at amortized cost. The carrying value approximates its fair value as of December 31, 2019.
(2)	Corresponds to the acquisition of a minority stake in Jetro Restaurant Depot as of November 8, 2019. Refer to note 3.7.3.

As of December 31, 2019 and 2018, the fair value of non-current accounts receivable amounted to Ps. 724 and Ps. 740, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

Note 15. Balances and Transactions with Related Parties and Affiliated Companies

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

The consolidated statements of financial positions and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2019		December 31, 2018
Balances
Due from The Coca-Cola Company (see Note 7) (1) (8)	Ps.	802	Ps.	1,173
Balance with BBVA, S.A. de C.V. (2)		6,798		11,509
Balance with JP Morgan Chase & Co. (2)		—		27
Balance with Grupo Scotiabank Inverlat, S.A. (3)		510		503
Grupo Industrial Saltillo S.A.B. de C.V. (3)		—		169
Due from Heineken Group (1) (3) (7)		2,915		2,572
Other receivables (1) (4)		390		565

Due to The Coca-Cola Company (5) (6) (8)	Ps.	4,417	Ps.	3,893
Due to BBVA, S.A. de C.V. (5)		1,696		4,093
Due to Heineken Group (6) (7)		4,308		4,753
Due to Grupo Financiero Scotiabank Inverlat, S.A. (5)		104		170
Other payables (6)		2,003		1,402

(1)	Presented within accounts receivable.
(2)	Presented within cash and cash equivalents.
(3)	Presented within other financial assets.
(4)	Presented within other current financial assets.
(5)	Recorded within bank loans and notes payable.
(6)	Recorded within accounts payable.
(7)	Associates.
(8)	Non-controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2019, 2018 and 2017, there was no expense resulting from uncollectible balances due from related parties.

Transactions	2019	2018	2017
Income:
Services to Heineken Group (1)	Ps.3,380	Ps.3,265	Ps.3,570
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (3)	—	255	457
Logistic services to Jugos del Valle (1)	553	369	587
Interest revenues from BBVA, S.A. de C.V. (3)	1,456	1,469	1,002
Interest revenues from Grupo Financiero Scotiabank Inverlat, S.A. (3)	447	—	—
Other revenues from related parties	404	242	243

Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.34,063	Ps.32,379	Ps.30,758
Purchases of beer from Heineken Group (1) (6)	25,215	27,999	24,942
Purchase of coffee from Caffenio (5)	—	—	2,397
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (3)	6,194	5,763	4,802
Advertisement expense paid to The Coca-Cola Company (2) (4)	1,756	2,193	1,392
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)	4,477	4,537	3,905
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)	2,728	2,604	1,885
Interest expense and fees paid to BBVA, S.A. de C.V. (3)	144	230	53

Purchase of sugar from Beta San Miguel (3)	655	651	1,827
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V. (3)	—	739	839
Purchase of canned products from IEQSA (1)	682	596	804
Purchases to AdeS Alimentos y Bebidas(1)	497	592	—
Purchase of inventories to Leao Alimentos e Bebidas, L.T.D.A. (1)	1,867	2,654	4,010
Advertising paid to Grupo Televisa, S.A.B. (3)	115	113	107
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (3)	—	12	32
Donations to Fundación FEMSA, A.C. (3)	195	232	23
Donations to Difusión y Fomento Cultural, A.C. (3)	61	63	44
Donations to ITESM (3)	215	192	108
Other expenses with related parties	319	423	742

(1)	Associates.
(2)	Non-controlling interest.
(3)	Members of the board of directors in FEMSA participate in board of directors of this entity.
(4)	Net of the contributions from The Coca-Cola Company of Ps. 2,274, Ps. 3,542 and Ps. 3,436, for the years ended in 2019, 2018 and 2017, respectively.
(5)	On May 22, 2018 the Company completed the acquisition of an additional 10% of non-controlling interest of Café del Pacífico S.A.P.I. de C.V. (Caffenio).
(6)

Favorable resolution of Arbitration in Brazil on October 31, 2019, the arbitration tribunal in charge of the arbitration proceeding between Coca-Cola FEMSA and Cervejarias Kaiser Brasil, S.A., a subsidiary of Heineken, N.V. (“Kaiser”), issued an award confirming that the distribution agreement pursuant to which Coca-Cola FEMSA distribute Kaiser’s portfolio in the country, including Heineken beer, shall continue in full force and effect until and including March 19, 2022.

Commitments with related parties

Related Party	Commitment	Conditions
Heineken Group	Supply	Supply of all beer products in Mexico’s OXXO stores. The contract may be renewed for five years or additional periods. At the end of the contract OXXO will not hold exclusive contract with another supplier of beer for the next 3 years. Commitment term, Jan 1st, 2010 to Jun 30, 2020.

On February 26, 2019, the Company through its subsidiary Cadena Comercial OXXO, S.A. de C.V. (“OXXO”) signed an agreement with HEINEKEN Group (“Cervezas Cuauhtémoc Moctezuma, S.A. de C.V.”) and both companies agreed to an extension of their existing commercial relationship with certain important changes. Under the terms of the agreement, signed in April 2019 and following a gradual process, OXXO started selling the beer brands of Grupo Modelo in certain regions of Mexico, covering the entire Mexican territory by the end of 2022.

The aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2019		2018		2017
Short-term employee benefits paid	Ps.	2,163	Ps.	1,885	Ps.	1,699
Postemployment benefits		48		37		48
Termination benefits		411		88		74
Share based payments		610		401		351

Note 16. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. As of December 31, 2019 and for each of the three years ended on December 31, 2019, 2018 and 2017, respectively; the assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets				Liabilities
Balances	Short-Term		Long-Term		Short-Term		Long-Term
As of December 31, 2019
U.S. dollars	Ps.	58,151	Ps.	452	Ps.	5,597	Ps.	57,075
Euros		877		—		363		21,122
Other currencies		620		1,593		58		1

Total	Ps.	59,648	Ps.	2,045	Ps.	6,018	Ps.	78,198

As of December 31, 2018
U.S. dollars	Ps.	69,281	Ps.	12,026	Ps.	4,625	Ps.	63,112
Euros		749		—		417		22,538
Other currencies		46		1,605		24		1

Total	Ps.	70,076	Ps.	13,631	Ps.	5,066	Ps.	85,651

Transactions	Revenues		Other Operating Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Asset Acquisitions		Other
For the year ended December 31, 2019
U.S. dollars	Ps.	5,487	Ps.	5,612	Ps.	17,941	Ps.	2,183	Ps.	718	Ps.	3,388	Ps.	4,348
Euros		—		—		538		397		33		5		2
Other currencies		1		982		—		—		2		—		132

Total	Ps.	5,488	Ps.	6,594	Ps.	18,479	Ps.	2,580	Ps.	753	Ps.	3,393	Ps.	4,482

For the year ended December 31, 2018
U.S. dollars	Ps.	7,228	Ps.	130	Ps.	21,460	Ps.	2,309	Ps.	752	Ps.	2,166	Ps.	2,676
Euros		—		—		63		434		20		—		1
Other currencies		—		9		—		—		2		—		—

Total	Ps.	7,228	Ps.	139	Ps.	21,523	Ps.	2,743	Ps.	774	Ps.	2,166	Ps.	2,677

For the year ended December 31, 2017
U.S. dollars	Ps.	1,909	Ps.	1,677	Ps.	16,320	Ps.	2,534	Ps.	267	Ps.	272	Ps.	4,052
Euros		—		2		87		452		23		4		20
Other currencies		—		—		—		—		12		—		—

Total	Ps.	1,909	Ps.	1,679	Ps.	16,407	Ps.	2,986	Ps.	302	Ps.	276	Ps.	4,072

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 24,
	2019	2018	2020
U.S. dollar	18.8452	19.6829	24.5883
Euro	21.1223	22.5383	26.5350

Note 17. Employee Benefits

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

17.1 Assumptions

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

Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for Mexico:

Mexico	December 31, 2019	December 31, 2018	December 31, 2017
Financial:
Discount rate used to calculate the defined benefit obligation	7.50%	9.40%	7.60%
Salary increase	4.50%	4.60%	4.50%
Future pension increases	3.50%	3.60%	3.50%
Healthcare cost increase rate	5.10%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 2009
Disability (2)	IMSS-97	IMSS-97	IMSS-97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security.

(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.

(3)	BMAR. Actuary experience.

In Mexico, the methodology used to determine the discount rate was the Yield or Internal Rate of Return (IRR) which involves a yield curve. In this case, the expected rates of each period were taken from a yield curve of Mexican Federal Government Treasury Bonds (known as CETES in Mexico) because there is no deep market in high quality corporate obligations in Mexican pesos.

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post-Retirement Medical Services		Total
2020	Ps.	767	Ps.	129	Ps.	20	Ps.	916
2021		332		111		21		464
2022		340		107		22		469
2023		414		106		22		542
2024		405		107		23		535
2025 to 2029		3,192		594		124		3,910

17.2 Balances of the liabilities for employee benefits

	December 31, 2019		December 31, 2018
Pension and Retirement Plans:
Defined benefit obligation	Ps.	7,193	Ps.	6,189
Pension plan funds at fair value		(2,678)		(2,501)

Net defined benefit liability	Ps.	4,515	Ps.	3,688

Seniority Premiums:
Defined benefit obligation	Ps.	1,237	Ps.	772
Seniority premium plan funds at fair value		(127)		(111)

Net defined benefit liability	Ps.	1,110	Ps.	661

Postretirement Medical Services:
Defined benefit obligation	Ps.	797	Ps.	418
Medical services funds at fair value		(75)		(68)

Net defined benefit liability	Ps.	722	Ps.	350

Total Employee Benefits	Ps.	6,347	Ps.	4,699

17.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at fair value (Level 1), which are invested as follows:

	December 31, 2019	December 31, 2018
Fixed return:
Traded securities	9%	19%
Bank instruments	23%	6%
Federal government instruments of the respective countries	33%	60%
Variable return:
Publicly traded shares	35%	15%

	100%	100%

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

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	December 31, 2019		December 31, 2018
Debt:
El Puerto de Liverpool, S.A.B. de C.V.	Ps.	30	Ps.	30
Grupo Industrial Bimbo, S.A.B. de C. V.		31		27
BBVA Bancomer, S.A de C.V.		20		19
Grupo Financiero Banorte, S.A.B. de C.V.		8		8
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.		10		—
Grupo Televisa, S.A.B. de C.V.		—		45
Gentera, S.A.B. de C.V.		—		4
Equity:
CEMEX, S.A.B. de C.V.		12		3
Alfa, S.A.B. de C.V.		6		—
El Puerto de Liverpool, S.A.B. de C.V.		2		3
Others		3		—
Grupo Televisa, S.A.B. de C.V.		—		1
Grupo Aeroportuario del Suereste, S.A.B. de C.V.		—		2

For the years ended December 31, 2019 and 2018, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year. There are no restrictions placed on the trustee’s ability to sell those securities. As of December 31, 2019 and 2018, the plan assets did not include securities of the Company in portfolio funds.

17.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement								AOCI (1)
December 31, 2019	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	279	Ps.	(45)	Ps.	2	Ps.	290	Ps.	1,608
Seniority premiums		139		161		—		57		162
Postretirement medical services		15		—		—		32		396

Total	Ps.	433	Ps.	116	Ps.	2	Ps.	379	Ps.	2,166

December 31, 2018
Pension and retirement plans	Ps.	318	Ps.	—	Ps.	(5)	Ps.	304	Ps.	668
Seniority premiums		125		—		(8)		49		(63)
Postretirement medical services		25		—		(1)		34		41

Total	Ps.	468	Ps.	—	Ps.	(14)	Ps.	387	Ps.	646

December 31, 2017	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	244	Ps.	10	Ps.	(2)	Ps.	248	Ps.	1,061
Seniority premiums		106		—		(1)		41		46
Postretirement medical services		24		—		—		30		184

Total	Ps.	374	Ps.	10	Ps.	(3)	Ps.	319	Ps.	1,291

(1)	Amounts accumulated in other comprehensive income as of the end of the period.

For the years ended December 31, 2019, 2018 and 2017, labor costs of Ps.433, Ps.468 and Ps.374 have been included in the consolidated income statements under the allocation of costs of goods sold, administrative expenses and selling expenses.

Remeasurements of the net defined benefit liability recognized in accumulated other comprehensive income are as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	475	Ps.	892	Ps.	966
Actuarial (gains) arising from exchange rates		(30)		(21)		(2)
Remeasurements during the year, net of tax		100		221		295
Actuarial losses and (gains) arising from changes in financial assumptions		1,071		(617)		(367)
Effect on settlement		8		—		—

Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	1,624	Ps.	475	Ps.	892

Remeasurements of the net defined benefit liability include the following:

•	The return on plan assets, excluding amounts included in net interest expense.

•	Actuarial gains and losses arising from changes in demographic assumptions.

•	Actuarial gains and losses arising from changes in financial assumptions.

17.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2019		December 31, 2018		December 31, 2017
Pension and Retirement Plans:
Initial balance	Ps.	6,189	Ps.	7,370	Ps.	5,702
Current service cost		279		318		341
Past service (credit) cost		(45)		—		10
Interest expense		530		484		491
Settlement / Curtailment		2		(5)		(2)
Remeasurements of the net defined benefit obligation		859		(740)		263
Foreign exchange loss (gain)		(69)		(86)		(79)
Benefits paid		(582)		(450)		(550)
(Derecognition) acquisitions		30		(702)		1,194

Ending balance	Ps.	7,193	Ps.	6,189	Ps.	7,370

Seniority Premiums:
Initial balance	Ps.	772	Ps.	783	Ps.	663
Current service cost		139		125		106
Past service cost		161		—		—
Interest expense		68		57		49
Settlement		—		(8)		(1)
Remeasurements of the net defined benefit obligation		230		(115)		28
Benefits paid		(133)		(77)		(68)
Acquisitions		—		7		6

Ending balance	Ps.	1,237	Ps.	772	Ps.	783

Postretirement Medical Services:
Initial balance	Ps.	418	Ps.	524	Ps.	460
Current service cost		15		25		24
Interest expense		38		39		34
Curtailment / Settlement		—		(1)		—
Remeasurements of the net defined benefit obligation		356		(143)		32
Benefits paid		(30)		(26)		(26)

Ending balance	Ps.	797	Ps.	418	Ps.	524

17.6 Changes in the balance of plan assets

	December 31, 2019		December 31, 2018		December 31, 2017
Total Plan Assets:
Initial balance	Ps.	2,680	Ps.	3,304	Ps.	2,378
Actual return on trust assets		174		47		213
Foreign exchange loss (gain)		2		(1)		86
Life annuities		24		35		65
Benefits paid		—		(1)		(136)
(Derecognition) acquisitions		—		(704)		698

Ending balance	Ps.	2,880	Ps.	2,680	Ps.	3,304

As a result of the Company’s investments in life annuities plan, management does not expect it will need to make material contributions to plan assets in order to meet its future obligations.

17.7 Variation in assumptions

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

The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 1% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1% on the significant actuarial assumptions is based on a projected long-term discount rates for Mexico and a yield curve projection of long-term Mexican government bonds—CETES:

+1%:	Income Statement						OCI (1)
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	180	Ps.	1	Ps.	237	Ps.	1,379
Seniority premiums		283		—		52		147
Postretirement medical services		6		—		29		335

Total	Ps.	469	Ps.	1	Ps.	318	Ps.	1,861

Expected salary increase
Pension and retirement plans	Ps.	205	Ps.	2	Ps.	329	Ps.	1,493
Seniority premiums		320		—		62		178

Total	Ps.	525	Ps.	2	Ps.	391	Ps.	1,671

Assumed rate of increase in healthcare costs

Postretirement medical services	Ps.	8	Ps.	—	Ps.	40	Ps.	431

+1%:
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		Gain or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability (Asset)		Remeasurements of the Net Defined Benefit Liability (Asset)
Pension and retirement plans	Ps.	199	Ps.	2	Ps.	356	Ps.	1,528
Seniority premiums		317		—		63		1
Postretirement medical services		8		—		41		429

Total	Ps.	524	Ps.	2	Ps.	460	Ps.	1,958

Expected salary increase
Pension and retirement plans	Ps.	178	Ps.	1	Ps.	267	Ps.	1,408
Seniority premiums		281		—		53		147

Total	Ps.	459	Ps.	1	Ps.	320	Ps.	1,555

Assumed rate of increase in healthcare costs

Postretirement medical services	Ps.	6	Ps.	—	Ps.	30	Ps.	333

(1)	Amounts accumulated in other comprehensive income as of the end of the period.

17.8 Employee benefits expense

For the years ended December 31, 2019, 2018 and 2017, employee benefits expenses recognized in the consolidated income statements as cost of goods sold, administrative and selling expenses are as follows:

	2019		2018		2017
Wages and salaries	Ps.	64,776	Ps.	58,745	Ps.	51,874
Social security costs		11,494		10,486		9,800
Employee profit sharing		1,205		1,294		1,209
Post-employment benefits		795		842		700
Share-based payments		200		405		351
Termination benefits		169		132		159

	Ps.	78,639	Ps.	71,904	Ps.	64,093

Note 18. Bonus Programs

18.1 Quantitative and qualitative objectives

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

18.2 Share-based payment bonus plan

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

The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust with the objective of conducting the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, on the line issuance (purchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, they would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2019, 2018 and 2017, the compensation expense recorded in the consolidated income statement amounted to Ps. 610, Ps. 401 and Ps. 351, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trust are charged to retained earnings.

As of December 31, 2019 and 2018, the number of shares held by the trust associated with the Company’s share-based payment plans are as follows:

	Number of Shares
	FEMSA UBD		KOF UBL
	2019	2018	2019	2018
Beginning balance	2,278,460	2,945,209	697,226	935,899

Shares acquired by the administrative trust to employees	1,441,838	913,846	456,077	262,909

Shares released from administrative trust to employees upon vesting	(1,470,633)	(1,580,595)	(400,456)	(501,582)

Ending balance	2,249,665	2,278,460	752,847	697,226

The fair value of the shares held by the trust as of the end of December 31, 2019 and 2018 was Ps. 488 and Ps. 468, respectively, based on quoted market prices of those dates.

Note 19. Bank Loans and Notes Payable

	At December 31, (1)
(in millions of Mexican pesos)	2020		2021		2022		2023		2024		2025 and Thereafter		Carrying Value at December 31, 2019		Fair Value at December 31, 2019		Carrying Value at December 31, 2018(1)
Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps.	769	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	769	Ps.	769	Ps.	—
Interest rate		5.1%		—		—		—		—		—		5.1%		—		—
Argentine pesos
Bank loans		126		—		—		—		—		—		126		126		157
Interest rate		63.5%		—		—		—		—		—		63.5%		—		36.8%
Chilean pesos
Bank loans		977		—		—		—		—		—		977		977		594
Interest rate		2.6%		—		—		—		—		—		2.6%		—		3.2%
U.S. dollars
Bank loans		1,038		—		—		—		—		—		1,038		1,038		—
Interest rate		2.6%		—		—		—		—		—		2.6%		—		—
Capital leases		—		—		—		—		—		—		—		—		10
Interest rate		—		—		—		—		—		—		—		—		3.3%
Uruguayan pesos
Bank loans		63		—		—		—		—		—		63		63		771
Interest rate		11.6%		—		—		—		—		—		11.6%		—		10%
Variable rate debt:
Mexican pesos										x
Bank loans		100		—		—		—		—		—		100		100		450
Interest rate		7.9%		—		—		—		—		—		7.9%		—		9.2%
Colombian pesos
Bank loans		431		—		—		—		—		—		431		431		454
Interest rate		4.7%		—		—		—		—		—		4.7%		—		5.6%
Argentine pesos
Bank loans		32		—		—		—		—		—		32		32		—
Interest rate		54.3%		—		—		—		—		—		54.3%		—		—
Brazilian reals
Bank loans		399		—		—		—		—		—		399		399		—
Interest rate		9.4%		—		—		—		—		—		9.4%		—		—

Total short-term debt	Ps.	3,935	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	3,935	Ps.	3,935	Ps.	2,436

(in millions of Mexican pesos)	2020		2021		2022		2023		2024		2025 and Thereafter		Carrying Value at December 31, 2019		Fair Value at December 31, 2019		Carrying Value at December 31, 2018(1)
Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	—	Ps.	21,046	Ps.	—	Ps.	—	Ps.	21,046	Ps.	22,181	Ps.	22,439
Interest rate		—		—		—		1.7%		—		—		1.7%		—		1.7%
U.S. dollars
Yankee bond		9,421		—		—		16,840		—		11,314		37,575		41,231		39,204
Interest rate		4.6%		—		—		3.9%		—		5.3%		4.5%		—		4.5%
U.S. dollars Promissory Note		—		—		—		—		—		—		—		—		4,652
Interest rate (1)		—		—		—		—		—		—		—		—		0.4%

Bank of NY (FEMSA USD 2023)		—		—		—		5,593		—		—		5,593		5,715		5,849
Interest rate (1)		—		—		—		2.9%		—		—		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		12,943		12,943		14,611		13,504
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank loans		439		437		437		436		436		—		2,185		2,185		—
Interest rate		3.6%		3.6%		3.6%		3.6%		3.6%		—		3.6%		—		—
Mexican pesos
Domestic senior notes		—		2,499		—		7,496		—		8,489		18,484		18,066		18,481
Interest rate		—		8.3%		—		5.5%		—		7.9%		6.9%		—		6.9%
Bank loans		49		31		20		12		3		—		115		116		77
Interest rate		8.2%		9.3%		11.0%		11.0%		11.0%		—		9.3%		—		6.4%
Brazilian reais
Bank loans		118		197		61		35		23		—		434		434		545
Interest rate		5.9%		8.8%		6.1%		6.4%		6.6%		—		7.3%		—		6.0%
Chilean pesos
Capital leases		26		14		—		—		—		—		40		39		—
Interest rate		3.5%		3.2%		—		—		—		—		3.4%		—		—
Uruguayan pesos
Bank loans		477		788		—		—		—		—		1,265		1,265		573
Interest rate		10.2%		9.9%		—		—		—		—		5.8%		—		10.2%

Subtotal	Ps.	10,530	Ps.	3,966	Ps.	518	Ps.	51,458	Ps.	462	Ps.	32,746	Ps.	99,680	Ps.	105,842	Ps.	105,405

(1) All interest rates shown in this table are weighted average contractual annual rates.

(in millions of Mexican pesos)	2020		2021		2022		2023		2024		2025 and Thereafter		Carrying Value at December 31, 2019		Fair Value at December 31, 2019		Carrying Value at December 31, 2018(1)
Variable rate debt:
U.S. dollars
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,025
Interest rate (1)		—		—		—		—		—		—		—		—		3.3%
Mexican pesos
Domestic senior notes		—		—		1,459		—		—		—		1,459		1,385		1,497
Interest rate (1)		—		—		8.0%		—		—		—		8.0%		—		8.6%
Bank Loans		263		119		81		34		9		9,358		9,864		9,864		10,731
Interest rate (1)		8.5%		9.0%		8.9%		9.0%		9.5%		8.2%		8.4%		—		8.6%
Brazilian reais
Bank loans		184		52		6		—		—		—		242		242		505
Interest rate		7.8%		7.8%		7.8%		—		—		—		7.8%		—		9.5%
Notes payable (2)		—		—		—		—		—		—		—		—		5
Interest rate		—		—		—		—		—		—		—		—		0.4%
Colombian pesos
Bank loans		417		4		1		—		—		—		422		422		848
Interest rate		5.7%		6.8%		6.8%		—		—		—		5.7%		—		5.7%
Chilean pesos
Bank loans		875		577		593		304		—		—		2,349		2,348		3,212
Interest rate		3.9%		4.0%		4.3%		4.1%		—		—		4.1%		—		4.1%

Subtotal	Ps.	1,739	Ps.	752	Ps.	2,140	Ps.	338	Ps.	9	Ps.	9,358	Ps.	14,336	Ps.	14,261	Ps.	20,823

Total long-term debt	Ps.	12,269	Ps.	4,718	Ps.	2,658	Ps.	51,796	Ps.	471	Ps.	42,104	Ps.	114,016	Ps.	120,103	Ps.	126,228

Current portion of long term debt														(12,269)				(11,238)

													Ps.	101,747			Ps.	114,990

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)

Promissory note denominated and payable in Brazilian reais; however, it is linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note may be increased or reduced based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar.

Hedging Derivative Financial Instruments (1)	2020		2021		2022		2023		2024		2025 and Thereafter	Total 2019		Total 2018
	(notional amounts in millions of Mexican pesos)
Cross currency swaps:
U.S. dollars to Mexican pesos
Fixed to variable (3)	Ps.	—	Ps.	—	Ps.	—	Ps.	11,403	Ps.	—	—	Ps.	11,403	Ps.	11,403
Interest pay rate		—		—		—		8.8%		—	—		8.8%		9.8%
Interest receive rate		—		—		—		4.0%		—	—		4.0%		4.0%
Fixed to fixed		9,423		—		—		2,963		—	6,596		18,982		19,768
Interest pay rate		9.0%		—		—		7.6%		—	9.7%		9.0%		9.1%
Interest receive rate		3.9%		—		—		3.9%		—	4.0%		3.9%		3.9%
Fixed to fixed (2)
Interest pay rate		—		—		—		—		—	9.4%		9.4%		—
Interest receive rate		—		—		—		—		—	4.4%		4.4%		—
U.S. dollars to Brazilian reais
Fixed to variable		—		—		—		—		—	—		—		4,652
Interest pay rate		—		—		—		—		—	—		—		4.7%
Interest receive rate		—		—		—		—		—	—		—		0.4%
Fixed to fixed		4,365		—		—		—		—	—		4,365		4,559
Interest pay rate		8.3%		—		—		—		—	—		8.3%		8.3%
Interest receive rate		2.9%		—		—		—		—	—		2.9%		2.9%
Variable to fixed		—		—		—		9,046		—	—		9,046		13,483
Interest pay rate		—		—		—		9.5%		—	—		9.5%		9.0%
Interest receive rate		—		—		—		3.9%		—	—		3.9%		3.6%
Chilean pesos
Variable to fixed		163		—		—		—		—	—		163		364
Interest pay rate		6.9%		—		—		—		—	—		6.9%		6.9%
Interest receive rate		4.7%		—		—		—		—	—		4.7%		4.6%

Interest rate swap:
Mexican pesos
Variable to fixed rate:		—		405		414		1,367		2,167	—		4,353		2,847
Interest pay rate		—		7.6%		6.6%		5.8%		3.6%	—		4.9%		6.3%
Interest receive rate		—		2.8%		4.9%		4.1%		3.7%	—		3.9%		4.0%
Variable to fixed rate (3):
Interest pay rate		—		—		—		7.2%		—	—		7.2%		7.2%
Interest receive rate		—		—		—		8.8%		—	—		8.8%		9.8%

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Cross Currency swaps which covers U.S. dollars to Mexican pesos with a notional of Ps.8,869, that have a starting date in 2023; receiving a fixed rate of 4.4% and pay a variable rate of 9.4%.
(3)

Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 8.8% and pay a fixed rate of 7.2%; joined with a cross currency swap, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 8.8%.

For the years ended December 31, 2019, 2018 and 2017, the interest expense is comprised as follows:

	2019		2018		2017
Interest on debts and borrowings	Ps.	6,434	Ps.	6,760	Ps.	6,377
Capitalized interest		—		(5)		(10)
Finance charges for employee benefits		382		373		317
Derivative instruments		2,300		2,649		4,339
Finance operating charges		243		48		69
Finance charges payable for leases		4,774		—		—

	Ps.	14,133	Ps.	9,825	Ps.	11,092

In March 14, 2016, the Company issued long-term debt on the Irish Stock Exchange (“ISE”) in the amount of €. 1,000, which was made up of senior notes with a maturity of 7 years, a fixed interest rate of 1.75% and a spread of 155 basis points over the relevant benchmark mid-swap, for a total yield of 1.824%. The Company has designated this non-derivative financial liability as a hedge on the net investment in Heineken. For the year ended December 31, 2019, a foreign exchange gain, net of tax, has been recognized as part of the exchange differences on translation of foreign operations within the cumulative other comprehensive income of Ps. 991.

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

i) Senior notes of U.S. $500 with interest at a fixed rate of 4.63% and maturity date on February 15, 2020; ii) Senior notes of U.S. $900 with interest at a fixed rate of 3.88% and maturity date on November 26, 2023; iii) Senior notes of U.S. $600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043.

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

During 2018 Coca-Cola FEMSA had credit contracts in Mexican and Uruguayan peso with some banks for Ps. 10,100 and Ps. 1,344, respectively. On November 26, 2018, The Company paid the total balance of its bond in USD for USD 445 million and the total balance of Mexican debt for Ps. 10,100.

During 2019 Coca-Cola FEMSA celebrated bank loans in Mexico for an amount of Ps. 9,400 at an interest rate of 8.39% and 7.91%, such loans were used to settled bank loans denominated in USD and for general corporate purposes. Additionally, the Company obtained during 2019 bank loans in Uruguay, Colombia and Argentina for an amount of Ps. 1,670.

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

19.1 Reconciliation of liabilities arising from financing activities

	Carrying Value at January 1, 2019		Cash Flows		Non-cash flows								Carrying Value at December 31, 2019
					Acquisition		New leases		Foreign Exchange Income (Loss)		Others
Bank loans	Ps.	22,944	Ps.	(2,999)	Ps.	1,917	Ps.	—	Ps.	(397)	Ps.	(658)	Ps.	20,807
Notes payable		105,720		(5,022)		—		—		(1,244)		(2,310)		97,144

Total liabilities from financing activities		128,664		(8,021)		1,917		—		(1,641)		(2,968)		117,951

Financial leases		50,220		(8,848)		2,187		7,490		(10)		3,640		54,679

Total financing activities	Ps.	178,884	Ps.	(16,869)	Ps.	4,104	Ps.	7,490	Ps.	(1,651)	Ps.	672	Ps.	172,630

	Carrying Value at December 31, 2017		Cash Flows		Non-cash flows								Carrying Value at December 31, 2018
					Acquisition		New leases		Foreign Exchange Movement		Others
Bank loans	Ps.	13,669	Ps.	8,313	Ps.	1,147	Ps.	—	Ps.	417	Ps.	(602)	Ps.	22,944
Notes payable		117,551		(9,314)		—		—		(769)		(1,840)		105,628
Lease liabilities		128		(26)		—		—		(10)		—		92

Total liabilities from financing activities		131,348		(1,027)		1,147		—		(362)		(2,442)		128,664

	Carrying Value at December 31, 2016		Cash Flows		Non-cash flows								Carrying Value at December 31, 2017
					Acquisition		New leases		Foreign Exchange Movement		Others
Bank loans	Ps.	14,497	Ps.	(949)	Ps.	—	Ps.	—	Ps.	190	Ps.	(69)	Ps.	13,669
Notes payable		123,859		(3,574)		—		—		4,954		(7,688)		117,551
Lease liabilities		892		(8)		—		—		—		(756)		128

Total liabilities from financing activities		139,248		(4,531)		—		—		5,144		(8,513)		131,348

Note 20. Other Income and Expenses

	2019		2018		2017
Gain on sale of shares	Ps.	—	Ps.	—	Ps.	123
Gain on sale of Heineken Group shares (see Note 4.2)		—		—		29,989
Gain on sale of other assets		—		344		—
Gain on sale of long-lived assets		—		174		210
Sale of waste material		21		13		3
Insurance rebates		—		10		6
Foreign exchange gain		26		123		—
Recoveries of prior years(1)		896		—		—
Others		70		9		1,620

Other income	Ps.	1,013	Ps.	673	Ps.	31,951

Contingencies associated with prior acquisitions or disposals	Ps.	149	Ps.	138	Ps.	39
Loss on sale of property, plant and equipment		67		—		—
Loss on sale of other assets		—		—		148
Recoveries of prior years		44		116		35
Impairment of long-lived assets (2)		1,018		432		2,063
Disposal of long-lived assets (3)		861		518		451
Suppliers provisions		—		—		398
Foreign exchange losses related to operating activities		—		—		2,524
Contingencies		589		518		636
Severance payments (4)		1,207		264		243
Donations		489		528		242
Legal fees and other expenses from past acquisitions		17		149		612
Venezuela deconsolidation effect		—		—		26,123
Other		464		284		352

Other expenses	Ps.	4,905	Ps.	2,947	Ps.	33,866

(1)

Following a favorable decision from Brazilian tax authorities received during 2019, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and a positive effect in the operating revenues and other income captions of the condensed consolidated income statements. See Note 25.1.1.

(2)

Includes impairment loss related to Compañía Panameña de Bebibas, S.A.P.I. de C.V., for an amount of Ps. 948 and Ps. 432 million in 2019 and 2018, respectively (see Note 10), and impairment loss in Venezuela of Ps. 2,053 in 2017 (see Note 3.3).

(3)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(4)	During 2019, the Company incurred restructuring costs related to some of their operations as part of an efficiency program.

Note 21. Financial Instruments

Fair Value of Financial Instruments

The Company’s financial assets and liabilities that are measured at fair value are based on level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Level 1	Level 2	Level 1	Level 2
Financial instrument (current asset)	91	917	—	735
Financial instrument (non-current asset)	2,880	21,570	2,680	10,752
Financial instrument (current liability)	47	801	236	147
Financial instrument (non-current liability)	—	1,672	—	1,262

21.1 Total debt

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

	2019		2018
Carrying value	Ps.	117,951	Ps.	128,664
Fair value		124,038		128,741

21.2 Interest rate swaps

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

At December 31, 2019, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	4,365	Ps.	(142)	Ps.	—
2021		405		(24)		—
2022		414		(20)		—
2023		12,770		(79)		245
2024		3		—		—

At December 31, 2018, the Company has the following outstanding interest rate swap agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	4,032	Ps.	(49)	Ps.	—
2020		4,559		(112)		—
2021		4,548		(151)		—
2022		617		(18)		—
2023		13,101		(49)		1,143

The net effect of expired contracts treated as hedges are recognized as interest expense within the consolidated income statements.

21.3 Forward agreements to purchase foreign currency

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

At December 31, 2019, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	8,447	Ps.	(292)	Ps.	34
2021		215		—		27
2022		52		—	Ps.	5

At December 31, 2018, the Company had the following outstanding forward agreements to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	5,808	Ps.	(65)	Ps.	133

21.4 Options to purchase foreign currency

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

At December 31, 2019, the Company paid a net premium of Ps. 43 million for the following outstanding collar options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	107	Ps.	—	Ps.	2

At December 31, 2018, the Company paid a net premium of Ps. 43 million for the following outstanding collar options to purchase foreign currency:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018		Fair Value Asset December 31, 2018
2019	Ps.	1,734	Ps.	(33)	Ps.	57

21.5 Cross-currency swaps

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

At December 31, 2019, the Company had the following outstanding cross – currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability 2019		Fair Value Asset December 31, 2019
2020	Ps.	17,252	Ps.	(307)	Ps.	883
2021		702		—		49
2022		375		—		3
2023		23,466		(594)		7,122
2024		1,788		(53)		—
2026		772		(63)		—
2027		6,596		(843)		—
2029		1,371		—		121
2043		8,869		—		576

At December 31, 2018, the Company had the following outstanding cross – currency swap agreements:

Maturity Date	Notional Amount		Fair Value Liability 2018		Fair Value Asset December 31, 2018
2019	Ps.	4,738	Ps.	—	Ps.	502
2020		18,126		(378)		1,015
2021		4,774		—		615
2022		396		(7)		—
2023		23,948		(396)		7,818
2026		813		(154)		—
2027		6,889		(42)		202

21.6 Commodity price contracts

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

The fair value of expired commodity price contract was recorded in cost of goods sold where the hedged item was recorded also in cost of goods sold.

At December 31, 2019, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Asset December 31 2019
2020	Ps.	1,554	Ps.	53
2021	Ps.	98	Ps.	15

At December 31, 2018, Coca-Cola FEMSA had the following sugar price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31 2018
2019	Ps.	1,223	Ps.	(88)

At December 31, 2019, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Asset December 31, 2019
2020	Ps.	394	Ps.	4

At December 31, 2018, Coca-Cola FEMSA had the following aluminum price contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018
2019	Ps.	265	Ps.	(17)

At December 31, 2019, Coca-Cola FEMSA had the following PX+MEG (resine) contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019
2020	Ps.	320	Ps.	(28)

At December 31, 2018, Coca-Cola FEMSA had the following PX+MEG (resine) contracts:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2018
2019	Ps.	1,303	Ps.	(131)

21.7 Treasury Lock contracts

The Company has contracted a number of treasury locks to reduce its exposure to interest rate fluctuations associated with its USD debt. These treasury locks, for accounting purposes are recorded as Cash Flow Hedges and the interest rate variation is recorded in the consolidated balance sheet as “cumulative other comprehensive income”.

At December 31, 2019, the Company had the following outstanding treasury locks agreements:

Maturity Date	Notional Amount		Fair Value Liability December 31, 2019		Fair Value Asset December 31, 2019
2020	Ps.	10,365	Ps.	—	Ps.	102

21.8 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

On December 6, 2016, as part of the purchase price paid for the Coca-Cola FEMSA’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,166 million Brazilian reais which was partially offset on November 14, 2018, as a result of the occurrence of certain contingencies for which the sellers agreed to indemnify Coca-Cola FEMSA. The promissory note beards interest at an annual rate of 0.375% and was denominated and payable in Brazilian reais,but linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. On December 6, 2019 the promissory note matured and was paid in full in cash for the outstanding amount of 1,002 million Brazilian reais, which was at the time equivalent to US $236 million (Ps. 4,670 million as of December 31, 2019).

21.9 Net effects of expired contracts that met hedging criteria

	Impact in Consolidated Income Statement	2019		2018		2017
Cross currency swap (1)	Interest expense	Ps.	199	Ps.	157	Ps.	2,102
Cross currency swap (1)	Foreign exchange		480		642		—
Interest rate swaps	Interest expense		515		—		—
Forward agreements to purchase foreign currency	Foreign exchange		(116)		(87)		(40)
Commodity price contracts	Cost of goods sold		(391)		(258)		(6)
Options to purchase foreign currency	Cost of goods sold		(63)		(8)		—
Forward agreements to purchase foreign currency	Cost of goods sold		(163)		240		89

(1)	This amount corresponds to the settlement of cross currency swaps portfolio in Brazil presented as part of the other financial activities.

21.10 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

Derivative	Impact in Consolidated Income Statement	2019		2018		2017
Forward agreements to purchase foreign currency	Market value gain (loss) on financial statements	Ps.	4	Ps.	(12)	Ps.	12
Cross currency swaps	Market value (loss) gain on financial statements	Ps.	(293)		(116)		337

21.11 Net effect of expired contracts that did not meet the hedging criteria for accounting purposes

Type of Derivatives	Impact in Consolidated Income Statement	2019		2018		2017
Cross-currency swaps	Market value loss on financial instruments	Ps.	(293)	Ps.	(186)	Ps.	(104)
Embedded derivatives	Market value gain on financial instruments		4		—		1

21.12 Risk management

The Company has exposure to the following financial risks:

•	Market risk;

•	Interest rate risk;

•	Liquidity risk; and

•	Credit risk.

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

21.12.1 Market risk

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

Foreign Currency Risk	Change in Exchange Rate	Effect on Equity
2019
FEMSA (1)	+9% MXN/EUR	Ps.	57
	-9% MXN/EUR		(57)
	+13% BRL/USD		202
	-13% BRL/USD		(202)
Coca-Cola FEMSA	+9% MXN/USD		739
	-9% MXN/USD		(739)
	+13% BRL/USD		155
	-13% BRL/USD		(155)
	+5% UYU/USD		23
	-5% UYU/USD		(23)
	+10% COP/USD		54
	-10% COP/USD		(54)
	+25% ARS/USD		88
	-25% ARS/USD		(88)
2018
FEMSA (1)	+12 MXN/EUR	Ps.	116
	-12% MXN/EUR		(116)
Coca-Cola FEMSA	+13% MXN/USD		668
	-13% MXN/USD		(668)
	+16% BRL/USD		413
	-16% BRL/USD		(413)
	+8% UYU/USD		46
	-8% UYU/USD		(46)
	+12% COP/USD		2
	-12% COP/USD		(2)
	+27% ARS/USD		522
	-27% ARS/USD		(522)
2017
FEMSA (1)	+13% MXN/EUR	Ps.	141
	-13% MXN/EUR		(141)
	+8% CLP/USD		2
	-8% CLP/USD		(2)
Coca-Cola FEMSA	+12% MXN/USD		626
	-12% MXN/USD		(626)
	+14% BRL/USD		234
	-14% BRL/USD		(234)
	+9% COP/USD		73
	-9% COP/USD		(73)
	+10% ARS/USD		29
	-10% ARS/USD		(29)

(1)	Does not include Coca-Cola FEMSA.

Cross Currency Swaps (1) (2)	Change in Exchange Rate	Effect on Equity		Effect on Profit or Loss
2019
FEMSA (3)	+11% CLP/USD	Ps.	—	Ps.	546
	-11% CLP/USD		—		(546)
	+9% MXN/USD		—		1,805
	-9% MXN/USD		—		(1,805)
	+10% COP/USD		—		286
	-10% COP/USD		—		(286)
	+13% MXN/BRL		—		177
	-13% MXN/BRL		—		(177)
Coca-Cola FEMSA	+9% MXN/USD		2,315		—
	-9% MXN/USD		(2,315)		—
	+13% BRL/USD		645		—
	-13% BRL/USD		(645)		—
2018
FEMSA (3)	+10% CLP/USD	Ps.	—	Ps.	368
	-10% CLP/USD		—		(368)
	+13% MXN/USD		—		2,706
	-13% MXN/USD		—		(2,706)
	+12% COP/USD		—		283
	-12% COP/USD		—		(283)
	+15% MXN/BRL		—		27
	-15% MXN/BRL		—		(27)
Coca-Cola FEMSA	+13% MXN/USD		3,130		—
	-13% MXN/USD		(3,130)		—
	+16% BRL/USD		9,068		—
	-16% BRL/USD		(9,068)		—
2017
FEMSA (3)	+8% CLP/USD	Ps.	—	Ps.	373
	-8% CLP/USD		—		(373)
	+12% MXN/USD		—		3,651
	-12% MXN/USD		—		(3,651)
	+9% COP/USD		—		304
	-9% COP/USD		—		(304)
	+14% MXN/BRL		—		23
	-14% MXN/BRL		—		(23)
Coca-Cola FEMSA	+12% MXN/USD		3,540		—
	-12% MXN/USD		(3,540)		—
	+14% BRL/USD		7,483		—
	-14% BRL/USD		(7,483)		—

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(3)	Does not include Coca-Cola FEMSA.

Net Cash in Foreign Currency (1)	Change in Exchange Rate	Effect on Profit or Loss
2019
FEMSA (2)	+9% EUR/+9 % USD	Ps.	3,833
	-9% EUR/ -9 % USD		(3,833)
Coca-Cola FEMSA	+8% USD		940
	-8% USD		(940)
2018
FEMSA (2)	+12% EUR/+13 % USD	Ps.	8,596
	-12% EUR/ -13 % USD		(8,596)
Coca-Cola FEMSA	f+13% USD		1,868
	-13% USD		(1,868)
2017
FEMSA (2)	+13% EUR/+12% USD	Ps.	8,077
	-13% EUR/ -12% USD		(8,077)
Coca-Cola FEMSA	+12% USD		553
	-12% USD		(553)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

Commodity Price Contracts (1)	Change in U.S.$ Rate	Effect on Equity
2019
Coca-Cola FEMSA	Sugar - 24%	Ps.	(255)
	Aluminum - 15%	Ps.	(1,164)
2018
Coca-Cola FEMSA	Sugar -30%	Ps.	(341)
	Aluminum - 22%	Ps.	(55)
2017
Coca-Cola FEMSA	Sugar -30%	Ps.	(32)

(1)	Effects on commodity price contracts are only in Coca-Cola FEMSA.

21.12.2 Interest rate risk

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

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

Interest Rate Swap (1)	Change in Bps.		Effect on Equity
2019
FEMSA (2)	(100 Bps.	)	Ps.	(432)
Coca-Cola FEMSA	(100 Bps.	)		(37)
2018
FEMSA (2)	(100 Bps.	)	Ps.	(359)
Coca-Cola FEMSA	(100 Bps.	)		(1,976)
2017
FEMSA (2)	(100 Bps.	)	Ps.	(452)
Coca-Cola FEMSA	(100 Bps.	)		(234)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2019		2018		2017
Change in interest rate		+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	(50)	Ps.	145	Ps.	(251)

21.12.3 Liquidity risk

Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2019 and 2018, 64.3% and 68.2%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of better market conditions obtained by itself. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their own operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.

The Company’s principal source of liquidity has generally been cash generated from its operations. The Company has traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and FEMSA Comercio – Proximity, FEMSA Comercio – Health and FEMSA Comercio – Fuel Divisions are on a cash or short-term credit basis, and FEMSA Comercio’s OXXO stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. The Company’s principal use of cash has generally been for capital expenditure programs, acquisitions, debt repayment and dividend payments.

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

The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2019, see Note 19. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2019. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2019.

	2020		2021		2022		2023		2024		2025 and thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	10,598	Ps.	1,130	Ps.	1,154	Ps.	29,446	Ps.	600	Ps.	44,328
Loans from Banks		5,745		809		902		542		4,711		—
IFRS 16 lease obligation		244		153		82		35		13		—
Derivative financial liabilities		1,291		1,337		1,192		(1,011)		671		(7,314)

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

21.12.4 Credit risk

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

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2019 and 2018 is the carrying amounts, see Note 7.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (“CSA”) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2019, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

21.13 Cash flows hedges

As of December 31, 2019, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates as follows:

	Maturity
	1-6 months	6-12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	4,373	2,086	—
Average exchange rate MXN/USD	20.00	20.20	—
Net exposure	746	378	267
Average exchange rate BRL/USD	4.05	4.19	4.44
Net exposure	220	85	—
Average exchange rate COP/USD	3,491	3,460	—
Net exposure	137	—	—
Average exchange rate ARS/USD	79.23	—	—
Net exposure	335	87	—
Average exchange rate URY/USD	37.55	40.03	—

Foreign exchange currency option contracts
Net exposure	107	—	—
Average exchange rate COP/USD	3,252	—	—

Foreign exchange currency swap contracts
Net exposure	9,423	—	18,428
Average exchange rate MXN/USD	19.54	—	15.93
Net exposure	—	4,365	9,140
Average exchange rate BRL/USD	—	3.41	4.00
Net exposure	—	84	1,195
Average exchange rate BRL/MXN	—	0.21	0.21
Net exposure	—	—	2,403
Average exchange rate COP/USD	—	—	3,075
Net exposure	—	3,007	1,371
Average exchange rate CLP/USD	—	696.02	677.00

Interest rate risk
Interest rate swaps
Net exposure	—	4,365	—
Interest rate average BRL	—	8.34%	—
Net exposure	—	—	11,403
Interest rate average MXN	—	—	7.17%
Net exposure	—	—	2,197
Average exchange rate CLP	—	—	6.26%

Commodities risk
Aluminum	276	118	—
Average price (USD/Ton)	1,796	1,812	—
Sugar	1,192	361	98
Average price (USD cent/Lb)	13.09	12.73	13.45
PX+MEG	160	160	—
Average price (USD /Ton)	848	848	—

As of December 31, 2018, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates as follows:

	Maturity
	1-6 months		6-12 months		More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	Ps.	1,022	Ps.	—	Ps.	—
Average exchange rate MXN/EUR		23.78		—		—
Net exposure		3,484		683		—
Average exchange rate MXN/USD		20.19		20.75		—
Net exposure		805		337		—
Average exchange rate BRL/USD		3.75		3.83		—
Net exposure		429		63		—
Average exchange rate COP/USD		2,851		2,976		—
Net exposure		339		—		—
Average exchange rate ARS/USD		43.31		—		—
Net exposure		196		159		—
Average exchange rate URY/USD		32.9		33.97		—

Foreign exchange currency swap contracts
Net exposure		—		—		31,172
Average exchange rate MXN/USD		—		—		16.08
Net exposure		—		4,652		18,042
Average exchange rate BRL/USD		—		3.36		3.59
Net exposure		—		86		79
Average exchange rate BRL/MXN		—		0.18		0.19
Net exposure		—		—		1,928
Average exchange rate COP/USD		—		—		3,043.59
Net exposure		—		—		3,725
Average exchange rate CLP/USD		—		—		693.10

Interest rate risk
Interest rate swaps
Net exposure		—		4,013		8,594
Interest rate average BRL		—		6.29%		8.15%
Net exposure		—		—		11,403
Interest rate average MXN		—		—		7.17%
Net exposure		19		—		2,828
Average exchange rate CLP		6.45%		—		5.56%

Commodities risk
Aluminum		189		75,250		—
Average price (USD/Ton)		1,975		1,986		—
Sugar		725		498		—
Average price (USD cent/Lb)		12.86		13.11		—
PX+MEG		739		565		—
Average price (USD /Ton)		1,077		1,040		—

As of December 31, 2019, the Company does not have any cash flows hedge exposures.

As of December 31, 2018, the Company maintained the following cash flows hedge exposures:

	Cash flow hedge reserve	Cash flow hedge costs	Remained balances of cash flow hedge reserve from which hedging accounting is not applied
Foreign exchange currency risk
Purchase of stock	1	22	—

As of December 31, 2017, the Company maintained the following cash flows hedge exposures:

	Cash flow hedge reserve	Cash flow hedge costs	Remained balances of cash flow hedge reserve from which hedging accounting is not applied
Foreign exchange currency risk
Purchase of stock	—	11	—

As of December 31, 2019, a reconciliation per category of equity components and an analysis of OCI components, net of tax; generated by the cash flow hedges were as follows:

	Hedging reserve		Costs of hedging reserve
Balances at beginning of the period	Ps.	812	Ps.	12
Cash flows hedges
Fair value changes:
Foreign exchange currency risk – Purchase of stock		(333)		(12)
Foreign exchange currency risk – Other stock		(6,202)		—
Interest rate risk		5,327		—
The amounts included in non-financial costs:
Taxes due to changes in reserves during the period		363		—

Balances at the end of the period	Ps.	(33)	Ps.	—

Note 22. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries for the years ended December 31, 2019 and 2018 is as follows:

	December 31, 2019		December 31, 2018
Coca-Cola FEMSA	Ps.	72,649	Ps.	73,776
Other		1,113		4,713

	Ps.	73,762	Ps.	78,489

The changes in the FEMSA’s non-controlling interest were as follows:

	2019		2018		2017
Balance at beginning of the period	Ps.	78,489	Ps.	86,621	Ps.	74,266
Net income of non-controlling interest		7,349		9,089		(5,202)
Other comprehensive income (loss):		(4,552)		(4,080)		7,240
Exchange differences on translation of foreign operation		(3,833)		(4,016)		7,349
Remeasurements of the net defined benefits liability		(271)		155		30
Valuation of the effective portion of derivative financial instruments		(448)		(219)		(139)
Dividends		(3,945)		(3,713)		(3,622)
Share based payment		(12)		31		50
Acquisition of Socofar non-controlling interest		(3,530)		—		—
Other acquisitions and remeasurements		32		413		(50)
(Derecognition) contribution from non-controlling interest		—		(11,140)		11,072
Accounting standard adoption effects (“IFRIC 23 and IFRS 9”)		(69)		(150)		—
Adoption of IAS 29 for Argentina		—		1,418		—
Capitalization of issued shares to former owners of Vonpar in Coca-Cola FEMSA		—		—		2,867

Balance at end of the period	Ps.	73,762	Ps.	78,489	Ps.	86,621

Non-controlling interest’s accumulated other comprehensive income is comprised as follows:

	December 31, 2019		December 31, 2018
Exchange differences on translation foreign operation	Ps.	(699)	Ps.	3,134
Remeasurements of the net defined benefits liability		(390)		(119)
Valuation of the effective portion of derivative financial instruments		(611)		(163)

Accumulated other comprehensive income	Ps.	(1,700)	Ps.	2,852

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which hold Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.

Summarized financial information in respect of Coca-Cola FEMSA is set out below:

	December 31, 2019		December 31, 2018
Total current assets	Ps.	56,796	Ps.	57,490
Total non-current assets		201,043		206,297
Total current liabilities		51,010		45,524
Total non-current liabilities		77,144		86,513
Total revenue	Ps.	194,471	Ps.	182,342
Consolidated net (loss) income for continuing operations		12,630		11,704
Consolidated net income from discontinued operations		—		3,366
Consolidated comprehensive income for continuing operations	Ps.	5,489	Ps.	3,563
Consolidated comprehensive income from discontinued operations		—		3,056
Net cash flow generated from operating activities for continuing operations		31,289		27,581
Net cash flow generated from operating activities from discontinued operations		—		1,308
Net cash flow used in investing activities for continuing operations		(10,744)		(8,291)
Net cash flow used in investing activities from discontinued operations		—		(962)
Net cash flow used in financing activities for continuing operations		(22,794)		(14,235)
Net cash flow used in financing activities from discontinued operations		—		(37)

22.1 Options embedded from past acquisitions

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

On December 13, 2019, the former controlling shareholders of Socofar exercised their put option to sell the remaining 40% non-controlling interest to FEMSA Comercio – Health Division at the fair value of the interest. As of December 31, 2019 the Company recognized a loss in the consolidated statements of changes in equity and Socofar has been included 100% in the consolidated statements of financial position.

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

Note 23. Equity

23.1 Equity accounts

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units. As of December 31, 2019 and 2018, the common stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

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

As of December 31, 2019 and 2018, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270

Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540

Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2019 and 2018, this reserve amounted to Ps. 596.

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

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. A new Income Tax Law (“LISR”) went into effect on January 1, 2014; such law no longer includes the tax consolidation regime which allowed calculating the CUFIN on a consolidated basis; therefore, beginning in 2014, distributed dividends must be taken from the individual CUFIN balance of FEMSA, which can be increased with the subsidiary companies’ individual CUFINES through the transfers of dividends. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2019 amounted to Ps. 225,589. Dividends distributed to its stockholders who are individuals and foreign residents must withhold 10% for LISR purposes, which will be paid in Mexico.

The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balances as December 31, 2013.

At an ordinary shareholders’ meeting of FEMSA held on March 16, 2017, the shareholders approved a dividend ofPs. 8,636 that was paid 50% on May 5, 2017 and other 50% on November 3, 2017; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2017, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 16, 2017, the shareholders approved a dividend of Ps. 6,991 that was paid 50% on May 3, 2017 and other 50% on November 1, 2017. The corresponding payment to the non-controlling interest was Ps. 3,622.

At an ordinary shareholders’ meeting of FEMSA held on March 16, 2018, the shareholders approved a dividend ofPs. 9,220 that was paid 50% on May 4, 2018 and other 50% on November 6, 2018; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2018, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 9, 2018, the shareholders approved a dividend of Ps. 7,038 that was paid 50% on May 3, 2018 and other 50% on November 1, 2018. The corresponding payment to the non-controlling interest was Ps. 3,713.

At an ordinary shareholders’ meeting of FEMSA held on March 22, 2019, the shareholders approved a dividend ofPs. 9,692 that was paid 50% on May 7, 2019 and other 50% on November 5, 2019; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2019, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 14, 2019, the shareholders approved a dividend of Ps. 7,437 that was paid 50% on May 3, 2019 and other 50% on November 1, 2019. The corresponding payment to the non-controlling interest was Ps. 3,925.

For the years ended December 31, 2019, 2018 and 2017 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2019		2018		2017
FEMSA	Ps.	9,692	Ps.	9,220	Ps.	8,636
Coca-Cola FEMSA (100% of dividend)		7,437		7,038		6,991

For the years ended December 31, 2019 and 2018 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2019		2018
“B”	Ps.	0.48333	Ps.	0.45980
“D”		0.60417		0.57480

23.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and 2018.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 23.1) and debt covenants (see Note 19).

The Company’s Finance, Planning and the Corporate Practices Committees reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both national and international, currently rated AAA and A- respectively, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 1.5. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its credit rating.

Note 24. Earnings per Share

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

	2019				2018				2017
	Per Series “B” Shares		Per Series “D” Shares		Per Series “B” Shares		Per Series “D” Shares		Per Series “B” Shares		Per Series “D” Shares
(in millions of shares)
Weighted average number of shares for basic earnings per share		9,244.16		8,635.65		9,243.81		8,634.26		9,243.14		8,631.57
Effect of dilution associated with non-vested shares for share based payment plans		2.26		9.06		2.61		10.45		3.29		13.14

Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,246.42		8,644.71		9,246.42		8,644.71		9,246.42		8,644.71
Dividend rights per series (see Note 23.1)		100%		125%		100%		125%		100%		125%

Weighted average number of shares further adjusted to reflect dividend rights		9,246.42		10,805.89		9,246.42		10,805.89		9,246.42		10,805.89

Basic earnings per share from continuing operations		1.03		1.29		1.13		1.41		2.04		2.55

Basic earnings per share from discontinued operations		—		—		0.07		0.09		0.08		0.10

Diluted earnings per share from continuing operations		1.03		1.29		1.13		1.41		2.04		2.55

Diluted earnings per share from discontinued operations		—		—		0.07		0.09		0.08		0.10

Allocation of earnings, weighted		46.11%		53.89%		46.11%		53.89%		46.11%		53.89%

Net controlling interest income allocated from continuing operations	Ps.	9,545	Ps.	11,154	Ps.	10,403	Ps.	12,157	Ps.	18,842	Ps.	22,021

Net controlling interest income allocated from discontinued operations	Ps.	—	Ps.	—	Ps.	660	Ps.	770	Ps.	713	Ps.	832

Note 25. Taxes

25.1 Recoverable taxes

Recoverable taxes are mainly integrated by higher provisional payments of income tax during 2019 in comparison to prior year, which will be compensated in future years. The operations in Guatemala, Panama, Nicaragua and Colombia are subject to a minimum tax. In Guatemala and Colombia this tax is recoverable under certain circumstances only. Guatemala tax basis is determined considering the highest between total assets and net income; in Colombia tax basis is equity.

25.1.1 Exclusion of the State VAT (ICMS) on the federal sale taxes (PIS / COFINS) calculate basis

On March 15, 2017 the Brazilian Federal Supreme Court (STF) ruled that the inclusion of the VAT (ICMS) on federal sales taxes (PIS and COFINS) taxable basis is unconstitutional. During 2019, our companies in Brazil obtained conclusive favorable motions over this exclusion of VAT (ICMS) over PIS / COFINS calculation. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and the asset become virtually certain. During 2019, it was concluded the administrative formalities for one of the motions and the recoverable taxes for this motion were recorded in the income statement.

As of December 31, 2019 and 2018 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 4,223 and Ps. 2,361.

25.2 Tax Reform

On January 1, 2020, a new tax regime in Mexico will be effective regarding foreign transparent vehicles and changes were made to the preferential tax regime, as a result of such changes, the dividends from Heineken Group will be subject to a 30% income tax in Mexico when received.

Starting January 1, 2020, the excise tax increased from 5.0% to 7.0% to carbonated beverages added with sugar or any caloric sweetener. Drinkable foods based on dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

In addition to the above, on October 30, 2019, Mexico approved a new Tax Reform, which will be effective on January 1, 2020.

The most relevant changes are: (i) Taxpayers will be limited to a net interest deduction equal to 30% of the entity’s Adjusted Taxable Income (ATI). ATI will be determined similarly to EBITDA (earnings before interest, taxes, depreciation and amortization). A $20,000,000 pesos (approximately USD 1M) exception applies for deductible interest at a Mexican group level. The non-deductible interests that exceed the limitation could be carried forward for the subsequent 10 tax years; (ii) The reform modifies the excise tax (IEPS) of 1.17 pesos to 1.2616 per liter on the production, sale and import of beverages with added sugar and HFCS (High-fructose corn syrup) for flavored beverages and starting January 1, 2021, this tax will be subject to an annual increase based on the inflation of the previous year; (iii) The excise tax of 25% on energized beverages will be applicable whenever the beverages include a mixture of caffeine with any other stimulating effects substances; (iv) Federal Fiscal Code (FFC) was modified to attribute joint liability to partners, shareholders, directors, managers or any other responsible of the management of the business; (v) added a disclosure obligation of certain reportable transactions to tax authorities; and (vi) increased the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities understand there is a lack of business reason and no economic benefit obtained, other than the tax benefit.

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensación universal). As of such date, the right to offset any tax credit will be against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties). Additionally, by Executive Decree, certain tax benefits related to the value-added tax and income tax were provided to businesses located in the northern border of Mexico. Due to the territories where we operate, this last provision is not applicable to our business.

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

In October 2019, the Colombian Constitutional Court declared unconstitutional the tax reform of 2018 (Law 1943). On December 27, 2019, the Senate enacted a new tax reform through the Economic Growth Law, which became effective as of January 1, 2020. In general, the reform maintains the provisions introduced under Law 1943 with certain changes as follow: (i) reduction of the minimum assumed income tax rate (renta presuntiva sobre el patrimonio) from 1.5% to 0.5% for 2020 and maintained the 0% rate for year 2021 and onwards; (ii). reduction of dividends tax rate applicable to Colombian resident individuals from 15% to 10%; (iii) increasing of dividends tax rate applicable to foreign nonresidents (individuals and companies) from 7.5% to 10%; (iv) it postponed to 2022 the possibility of taxpayers to claim 100% of municipality sales tax as a credit against their income tax liability; and (v) gave more flexibility to recover VAT of imported goods from free trade zones.

On January 1, 2019 a tax reform became effective in Costa Rica. This reform will allow that tax on sales not only be applied to the first sale, but also to be applied and transferred for each sale; therefore, the tax credits on tax on sales will be recorded not only on goods related to production and on administrative services, but on a greater number of goods and services. Value-added tax on services provided within Costa Rica will be charged at tax rate of 13.0% if provided by local suppliers or withheld at the same rate if provided by foreigner suppliers. Although a territorial principle is still applicable in Costa Rica for operations abroad, a tax rate of 15.0% has been imposed on capital gains from the sale of assets located in Costa Rica. New income tax withholding rates were imposed on salaries and compensations of employees, at the rates of 25.0% and 20.0% (which will be applicable depending on the employee’s salary), respectively. Finally, the thin capitalization rules were adjusted to provide that the interest expenses (generated with non-members of the financial system) that exceed 20.0% of the company’s EBITDA will not be deductible for tax purposes.

On November 18, 2019, Panama’s National Assembly voted through a national health program that included a tax on sugar-sweetened beverages. It imposed a 5.0% of excise tax (Impuesto Selectivo al Consumo) to non-carbonated beverages added with sugar or any caloric sweetener applicable since December 2019.

Since 2016, the Brazilian federal production and sales tax rates have been modified. However, the Supreme Court decided in early 2017 that the value-added tax will not be used as the basis for calculating the federal sales tax, which resulted in a reduction of the federal sales tax. Notwithstanding the above, the tax authorities appealed the Supreme Court’s decision and are still waiting for a final resolution. For 2019, the federal production and sales taxes together resulted in an average of 16.3% tax over net sales.

In addition, the excise tax on concentrate in Brazil was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018. Temporarily the excise tax rate on concentrate increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, then it will be reduced to 8.0% from July 1, 2019 to September 30, 2019, and increased to 10% from October 1, 2019 to December 31, 2019. On January 1st, 2020 the excise tax rate will be reduced back to 4.0%.

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for the following years. In addition, such reform imposed a new tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years.

However, on December 23, 2019, Argentina enacted a tax reform that became effective since January 2020, keeping the corporate income tax rate of 30% and the dividend withholding tax of 7% for two more years. Besides, beginning on 1 January 2020, taxpayers may deduct 100% of the negative or positive inflation adjustment the year in which the adjustment is calculated, instead of a six years period allocation.

In addition, this reform imposed a new tax applicable for 2020-2024 period, to purchases of foreign currency by Argentine residents to pay goods, services or obligations from abroad. The tax rate will be 30% and will apply to the amount of the taxable purchases. The tax will be withheld at the time of payment for the purchases.

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

25.3 Income Tax

The major components of income tax expense for the years ended December 31, 2019, 2018 and 2017 are:

	2019		2018		2017
Current tax expense	Ps.	11,652	Ps.	10,480	Ps.	18,592
Deferred tax expense (income):
Origination and reversal of temporary differences		127		491		(7,546)
(Recognition) of tax losses, net		(1,201)		(927)		(823)
Change in the statutory rate		(102)		125		(10)

Total deferred tax income expense (benefit)		(1,176)		(311)		(8,379)

Total income taxes	Ps.	10,476		Ps. 10,169	Ps.	10,213

Recognized in Consolidated Statement of Other Comprehensive Income (“OCI”)

Income tax related to items charged or recognized directly in OCI during the period:	2019		2018		2017
Unrealized loss on cash flow hedges	Ps.	(391)	Ps.	(293)	Ps.	(191)
Exchange differences on translation of foreign operations		(1,667)		(2,647)		387
Remeasurements of the net defined benefit liability		(371)		287		(154)
Share of the other comprehensive income of equity accounted investees		288		989		(1,465)

Total income tax benefit recognized in OCI	Ps.	(2,141)	Ps.	(1,664)	Ps.	(1,423)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2019, 2018 and 2017 is as follows:

	2019	2018	2017
Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(2.2%)	(4.0%)	(5.7%)
Annual inflation tax adjustment	0.2%	(1.2%)	0.5%
Difference between statutory income tax rates	0.9%	1.8%	1.2%
Repatriation of capital benefit decree	—	—	(22.6%)
Non-deductible expenses	4.5%	3.2%	2.6%
Non-taxable income	(1.0%)	(0.5%)	—
Effect of changes in Argentina tax law	(0.3%)	(0.9%)	—
Income tax credits	—	—	(2.0%)
Venezuela deconsolidation effect	—	—	28.6%
Others	0.3%	1.8%	(4.1%)

	32.4%	30.2%	28.6%

Deferred Income Tax Related to:

	Consolidated Statement of Financial Position as of				Consolidated Statement of Income
	December 31, 2019		December 31, 2018		2019		2018		2017
Allowance for doubtful accounts	Ps.	(437)	Ps.	(416)	Ps.	(43)	Ps.	93	Ps.	16
Inventories		76		80		(6)		(27)		(71)
Other current assets		256		75		182		(31)		34
Property, plant and equipment, net		(4,068)		(3,841)		(320)		(851)		(2,349)
Investments in equity accounted investees		(5,482)		(5,979)		7		40		(5,094)
Other assets		137		212		59		(82)		(155)
Finite useful lived intangible assets		(111)		271		(345)		627		207
Indefinite lived intangible assets		10,788		10,331		1,220		758		968
Post-employment and other long-term employee benefits		(1,067)		(1,058)		(2)		(148)		(77)
Derivative financial instruments		(9)		21		(31)		(63)		(171)
Provisions		(1,216)		(2,761)		1,359		1,122		(636)
Temporary non-deductible provision		(3,183)		(1,400)		(1,797)		(293)		(144)
Employee profit sharing payable		(430)		(403)		8		(27)		(11)
Tax loss carryforwards		(10,309)		(9,558)		(1,201)		(927)		(547)

Tax credits to recover (2)	(1,855)		(1,855)		(122)		(109)		(1,059)
Other comprehensive income (1)	(596)		229		29		(54)		(224)
Exchange differences on translation of foreign operations in OCI	3,959		5,202		—		—		—
Other liabilities	533		193		(3)		(324)		948
Right of use from leases, net	(561)		—		(577)		—		—

Deferred tax income				Ps.	(1,583)	Ps.	(296)	Ps.	(8,355)
Deferred tax income net recorded in share of the profit of equity accounted investees					407		(15)		(24)

Deferred tax income, net				Ps.	(1,176)	Ps.	(311)	Ps.	(8,379)

Deferred income taxes, net	(13,575)		(10,657)
Deferred tax asset	(20,521)		(16,543)
Deferred tax liability	Ps. 6,946	Ps.	5,886

(1)	Deferred tax related to derivative financial instruments and remeasurements of the net defined benefit liability.
(2)

Correspond to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law as well as effects of the exchange of foreign currencies with a related and non-related parties.

Deferred tax related to Accumulated Other Comprehensive Income (“AOCI”)

Income tax related to items charged or recognized directly in AOCI as of the year:	2019		2018
Unrealized loss on derivative financial instruments	Ps.	(36)	Ps.	361
Remeasurements of the net defined benefit liability		(560)		(132)

Total deferred tax loss related to AOCI	Ps.	(596)	Ps.	229

The changes in the balance of the net deferred income tax asset are as follows:

	2019		2018		2017
Balance at the beginning of the period	Ps.	(10,657)	Ps.	(9,720)	Ps.	(1,016)
Deferred tax provision for the period		(1,176)		(311)		(8,218)
Deferred tax income net recorded in share of the profit of equity accounted investees		(406)		165		(67)
Acquisition of subsidiaries		(382)		(316)		(367)
Effects in equity:
Unrealized (gain) on cash flow hedges		(391)		(445)		(83)
Exchange differences on translation of foreign operations		(2,121)		(1,762)		(1,472)
Remeasurements of the net defined benefit liability		(204)		543		131
Retained earnings of equity accounted investees		384		54		(38)
Cash flow hedges in foreign investments		425		310		(540)
Restatement effect of the period and beginning balances associated with hyperinflationary economies		953		438		1,689
Disposal of subsidiaries		—		387		—
Deconsolidation of subsidiaries		—		—		261

Balance at the end of the period	Ps.	(13,575)	Ps.	(10,657)	Ps.	(9,720)

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

Tax Loss Carryforwards

The subsidiaries in Mexico, Colombia and Brazil have tax loss carryforwards. The tax losses carryforwards and corresponding years of expiration are as follows:

Year	Tax Loss Carryforwards
2020	Ps.	825
2021		351
2022		221
2023		227
2024		610
2025		4,876
2026		4,706
2027		35
2028		2,247
2029 and thereafter		3,984
No expiration (Brazil and Colombia)		14,454

	Ps.	32,536

The Company recorded certain goodwill balances due to acquisitions that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of NOLs in Brazil which NOLs have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2019, the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly the related deferred tax assets have been fully recognized.

Additionally as of December 31, 2019 and 2018, Coca-Cola FEMSA has unused tax losses in Colombia for an amount of Ps. 2 and Ps. 2, respectively.

The changes in the balance of tax loss carryforwards are as follows:

	2019		2018
Balance at beginning of the period	Ps.	29,941	Ps.	29,487
Derecognized		(377)		(306)
Additions		7,194		4,124
Usage of tax losses		(2,947)		(1,385)
Translation effect of beginning balances		(1,275)		(1,979)

Balance at end of the period	Ps.	32,536	Ps.	29,941

There were no withholding taxes associated with the payment of dividends in either 2019, 2018 or 2017 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. As of December 31, 2019, 2018 and 2017, the temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized aggregate to Ps. 49,255, Ps. 45,305 and Ps. 41,915, respectively.

Note 26. Other Liabilities, Provisions, Contingencies and Commitments

26.1 Other current financial liabilities

	December 31, 2019		December 31, 2018
Sundry creditors	Ps.	11,509	Ps.	8,489
Derivative financial instruments (see Note 21)		848		384
Other notes payable (1)		11,294		—
Others		4		20

Total	Ps.	23,655	Ps.	8,893

(1)	Related to Socofar’s put option exercised on December 13, 2019.

26.2 Provisions and other non-current liabilities

	December 31, 2019		December 31, 2018
Contingencies	Ps.	8,854	Ps.	9,928
Payable taxes		710		873
Others		879		767

Total	Ps.	10,443	Ps.	11,568

26.3 Other financial liabilities

	December 31, 2019		December 31, 2018
Derivative financial instruments (see Note 21)	Ps.	1,672	Ps.	1,262
Security deposits		809		970

Total	Ps.	2,481	Ps.	2,232

26.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the contingencies recorded as of December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
Indirect taxes	Ps.	5,062	Ps.	5,421
Labor		2,455		2,601
Legal		1,337		1,906

Total	Ps.	8,854	Ps.	9,928

26.5 Changes in the balance of provisions recorded

26.5.1 Indirect taxes

	December 31, 2019		December 31, 2018		December 31, 2017
Balance at beginning of the period	Ps.	5,421	Ps.	6,836	Ps.	11,065
Penalties and other charges		1		123		362
New contingencies		486		178		91
Contingencies added in business combination		—		104		861
Cancellation and expiration		(247)		106		(796)
Payments		(174)		(112)		(947)
Brazil amnesty adoption		—		—		(3,321)
Effects of changes in foreign exchange rates		(425)		(951)		(479)
Effects due to derecognition of Philippines		—		(863)		—

Balance at end of the period	Ps.	5,062	Ps.	5,421	Ps.	6,836

26.5.2 Labor

	December 31, 2019		December 31, 2018		December 31, 2017
Balance at beginning of the period	Ps.	2,601	Ps.	2,723	Ps.	2,578
Penalties and other charges		293		310		56
New contingencies		521		330		283
Contingencies added in business combination		44		289		—
Cancellation and expiration		(283)		(133)		(32)
Payments		(500)		(193)		(92)
Effects of changes in foreign exchange rates		(221)		(725)		(69)
Venezuela deconsolidation effect		—		—		(1)

Balance at end of the period	Ps.	2,455	Ps.	2,601	Ps.	2,723

26.5.3 Legal

	December 31, 2019		December 31, 2018		December 31, 2017
Balance at beginning of the period	Ps.	1,906	Ps.	3,296	Ps.	2,785
Penalties and other charges		94		86		121
New contingencies		213		72		186
Contingencies added in business combination		77		67		783
Cancellation and expiration		(542)		(146)		(16)
Payments		(318)		(251)		(417)
Brazil amnesty adoption		—		—		7
Effects of changes in foreign exchange rates		(93)		(335)		(151)
Venezuela deconsolidation effect		—		—		(2)
Effects due to derecognition of Philippines		—		(883)		—

Balance at end of the period	Ps.	1,337	Ps.	1,906	Ps.	3,296

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

26.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2019 is Ps. 81,683. Such contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

Included in this amount Coca-Cola FEMSA has tax contingencies, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. The main possible contingencies of Brazilian operations amount to approximately Ps. 53,937. This refers to various tax disputes related primarily to: (i) Ps. 10,378 of credits for ICMS (“VAT”); (ii) Ps. 34,102 related to tax credits of “IPI” over raw materials acquired from Free Trade Zone Manaus; (iii) claims of Ps. 6,274 related to compensation of federal taxes not approved by the IRS (Tax authorities) and (iv) Ps. 3,183 related to the requirement by the Tax Authorities of State of São Paulo for ICMS (“VAT”), interest and penalty due to the alleged underpayment of tax arrears for the period 1994-1996. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where this subsidiaries operates. The Company does not expect any material liability to arise from these contingencies.

26.7 Collateralized contingencies

As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 10,471, Ps. 7,739 and Ps. 9,433 as of December 31, 2019, 2018 and 2017, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies, see Note 14. Also, as disclosed in Note 9.2, there is some restricted cash in Brazil related to current deposits in order to fulfill the collateral requirements for accounts payable.

26.8 Commitments

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 556 as of December 31, 2019.

Note 27. Information by Segment

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

In 2018, FEMSA made a change to the disclosure related to the businesses segments formerly named as FEMSA Comercio’s “Retail Division” by removing those operations that are not directly related to Proximity store business, including restaurant and discount retail units, from this segment. The business segment is now named the FEMSA Comercio – “Proximity Division” and will only include Proximity and Proximity-related operations, most of which operate today under the OXXO brand across markets. The removed operations are included in “Other.” The financial information by operating segment reported below for the year ended December 31, 2017 has been restated in order to give effect to business units’ reorganization described above.

Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same to those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below.

a) By Business Unit:

2019	Coca-Cola FEMSA		FEMSA Comercio – Proximity Division		FEMSA Comercio – Health Division		FEMSA Comercio – Fuel Division		Heineken Investment		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	194,471	Ps.	184,810	Ps.	58,922	Ps.	47,852	Ps.	—	Ps.	41,788	Ps.	(21,132)	Ps.	506,711
Intercompany revenue		5,688		325		—		11		—		15,108		(21,132)		—
Gross profit		87,507		75,099		17,645		4,775		—		11,551		(5,096)		191,481
Administrative expenses		—		—		—		—		—		—		—		19,930
Selling expenses		—		—		—		—		—		—		—		121,871
Other income		—		—		—		—		—		—		—		1,013
Other expenses		—		—		—		—		—		—		—		4,905
Interest expense		6,904		5,733		1,226		1,175		1		2,303		(3,209)		14,133
Interest income		1,230		338		10		114		23		4,563		(3,110)		3,168
Other net finance loss (3)		—		—		—		—		—		—		—		(2,527)
Income before income taxes and share of the profit of equity accounted investees		18,409		11,458		1,487		124		10		449		359		32,296
Income taxes		5,648		923		556		49		(491)		3,791		—		10,476
Share of the profit of equity accounted investees, net of tax		(131)		9		—		—		6,428		(78)		—		6,228

Net income from continuing operations		—		—		—		—		—		—		—		28,048

Net income from discontinued operations		—		—		—		—		—		—		—		—

Consolidated net income		—		—		—		—		—		—		—		28,048

Depreciation and amortization (2)		10,642		9,604		3,112		855		—		1,708		(112)		25,810
Non-cash items other than depreciation and amortization		1,083		529		23		105		—		755		—		2,495

Investments in equity accounted investees		9,751		3,719		—		—		83,789		211		—		97,470
Total assets		257,841		117,229		54,366		17,701		86,639		158,746		(54,981)		637,541
Total liabilities		128,154		98,468		53,468		16,754		3,151		66,812		(55,017)		311,790
Investments in fixed assets (4)		11,465		10,374		1,529		706		—		1,685		(180)		25,579

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2018	Coca-Cola FEMSA		FEMSA Comercio – Proximity Division		FEMSA Comercio – Health Division		FEMSA Comercio – Fuel Division		Heineken Investment		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	182,342	Ps.	167,458	Ps.	51,739	Ps.	46,936	Ps	.—	Ps.	42,293	Ps.	(21,024)	Ps.	469,744
Intercompany revenue		5,160		290		—		—		—		15,574		(21,024)		—
Gross profit		83,938		65,529		15,865		4,231		—		10,233		(4,626)		175,170
Administrative expenses		—		—		—		—		—		—		—		17,313
Selling expenses		—		—		—		—		—		—		—		114,573
Other income		—		—		—		—		—		—		—		673
Other expenses		—		—		—		—		—		—		—		2,947

Interest expense	7,568	1,806	678	211	1	2,057	(2,496)	9,825
Interest income	1,004	372	14	159	22	3,757	(2,496)	2,832
Other net finance income (3)	—	—	—	—	—	—	—	(387)
Income before income taxes and share of the profit of equity accounted investees	17,190	13,335	1,438	407	11	1,219	30	33,630
Income taxes	5,260	1,124	652	123	4	3,006	—	10,169
Share of the profit of equity accounted investees, net of tax	(226)	(17)	—	—	6,478	17	—	6,252

Net income from continuing operations	—	—	—	—	—	—	—	29,713

Net income from discontinued operations	—	—	—	—	—	—	—	3,366

Consolidated net income	—	—	—	—	—	—	—	33,079

Depreciation and amortization (2)	10,028	4,971	983	152	—	1,103	—	17,237
Non-cash items other than depreciation and amortization	755	367	22	11	—	490	—	1,645

Investments in equity accounted investees	10,518	84	—	—	83,461	252	—	94,315
Total assets	263,787	75,146	35,881	7,015	86,340	150,674	(42,462)	576,381
Total liabilities	132,037	56,468	23,357	6,142	4,054	61,340	(42,559)	240,839
Investments in fixed assets (4)	11,069	9,441	1,162	520	—	2,391	(317)	24,266

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

2017 (Revised) (5)	Coca-Cola FEMSA		FEMSA Comercio – Proximity Division		FEMSA Comercio – Health Division		FEMSA Comercio – Fuel Division		Heineken Investment		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	183,256	Ps.	149,833	Ps.	47,421	Ps.	38,388	Ps.	—	Ps.	39,732	Ps.	(18,698)	Ps.	439,932
Intercompany revenue		4,679		202		—		—		—		13,817		(18,698)		—
Gross profit		83,508		56,127		14,213		2,767		—		9,307		(3,832)		162,090
Administrative expenses		—		—		—		—		—		—		—		15,222
Selling expenses		—		—		—		—		—		—		—		105,880
Other income		—		—		—		—		—		—		—		31,951
Other expenses		—		—		—		—		—		—		—		33,866
Interest expense		8,778		1,313		685		156		—		2,372		(2,212)		11,092
Interest income		791		306		23		47		23		2,492		(2,212)		1,470
Other net finance expenses (3)		—		—		—		—		—		—		—		6,320
Income before income taxes and share of the profit of equity accounted investees		(11,255)		11,723		956		146		30,000		4,265		(64)		35,771

Income taxes	4,184	762	434	23	(5,132)	9,942	—	10,213
Share of the profit of equity accounted investees, net of tax	60	5	—	—	7,847	11	—	7,923

Net income from continuing operations	—	—	—	—	—	—	—	33,480

Net income from discontinued operations	—	—	—	—	—	—	—	3,726

Consolidated net income	—	—	—	—	—	—	—	37,206

Depreciation and amortization (2)	9,632	4,144	942	118	—	804	—	15,640
Non-cash items other than depreciation and amortization	1,663	285	31	18	—	267	—	2,264

Investments in equity accounted investees	11,501	642	—	—	83,720	234	—	96,097
Total assets	285,677	64,717	38,496	4,678	76,555	154,930	(36,512)	588,541
Total liabilities	144,967	49,101	25,885	4,091	1,343	62,754	(36,512)	251,629
Investments in fixed assets (4)	12,917	8,396	774	291	—	1,479	(371)	23,486

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange gain, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.
(5)

Disclosure has been revised for the restructuring of FEMSA Comercio – Proximity Division and for 2017 the discontinued Philippines operations of Coca-Cola FEMSA Philippines. The assets (Ps. 28,272) and liabilities (Ps. 9,945) for the discontinued operation for 2017 of Philippines segment are included in Mexico and Central America.

b) By Geographic Area:

The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama) and (ii) the South America division (comprising the following countries: Brazil, Argentina, Colombia, Chile, Ecuador, Peru and Uruguay). (iii) Europe (comprised of the Company’s equity method investment in Heineken Group). For further information related with aggregates geographic areas see Note 28.2 Disaggregation of revenue.

Geographic disclosure for the Company non-current assets is as follow:

	2019		2018
Mexico and Central America (1)	Ps.	244,199	Ps.	195,310
South America (2)		136,480		120,003
Europe		83,789		83,461

Consolidated	Ps.	464,468	Ps.	398,774

(1)	Domestic (Mexico only) non-current assets were Ps. 236,915 and Ps. 185,857 , as of December 31, 2019, and December 31, 2018, respectively.
(2)

South America non-current assets includes Brazil, Argentina, Colombia, Chile and Uruguay. Brazilian non-current assets were Ps. 79,710 and Ps. 76,869, as of December 31, 2019 and December 31, 2018, respectively. Colombia non-current assets were Ps. 16,463 and Ps. 16,664, as of December 31, 2019 and December 31, 2018, respectively. Argentina non-current assets were Ps. 4,043 and Ps. 4,538, as of December 31, 2019 and December 31, 2018, respectively. Chile non-current assets were Ps. 31,487 and Ps. 16,787, as of December 31, 2019 and December 31, 2018, respectively. Uruguay non-current assets were Ps. 4,781 and Ps. 5,145, as of December 31, 2019 and December 31, 2018, respectively.

Note 28. Revenues

28.1 Nature of goods sold and services

The information sets below described the core activities of the business units from which the Company generates its revenues. According to the standard, the performance obligation for the Company’s business units are satisfied in a point in time that the control of good and services are totally transferred to the customers. For detail information about business segments, see Note 27.

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

28.2 Disaggregation of revenue

The information sets below described the disaggregation of revenue by geographic area, business unit and products and services categories in which the Company operates. The timing in which the revenues is recognized by the business units in the Company, is the point in the time in which control of goods and services is transferred in its entirely to the customer.

	Coca-Cola FEMSA						FEMSA Comercio – Proximity Division						FEMSA Comercio – Health Division						FEMSA Comercio – Fuel Division						Other Segments						Total
	2019		2018(1)		2017		2019		2018(1)		2017		2019		2018(1)		2017		2019		2018(1)		2017		2019		2018(1)		2017		2019		2018(1)		2017
By geographic areas:
Mexico and Central America (2)	Ps.	109,249	Ps.	100,162	Ps.	92,643	Ps.	182,864	Ps.	166,040	Ps.	148,652	Ps.	8,170	Ps.	7,898	Ps.	7,359	Ps.	47,852	Ps.	46,936	Ps.	38,388	Ps.	32,217	Ps.	31,918	Ps.	29,211	Ps.	380,352	Ps.	352,954	Ps.	316,253
South America (3)		85,223		82,180		86,608		1,946		1,418		1,181		50,752		43,841		40,062		—		—		—		9,552		10,350		10,467		147,473		137,789		138,318
Venezuela		—		—		4,005		—		—		—		—		—		—		—		—		—		18		25		54		18		25		4,059

Total revenues		194,472		182,342		183,256		184,810		167,458		149,833		58,922		51,739		47,421		47,852		46,936		38,388		41,787		42,293		39,732		527,843		490,768		458,630

Consolidation adjustments		5,688		5,160		4,678		325		290		202		—		—		—		11		—		—		15,108		15,574		13,818		21,132		21,024		18,698
Consolidated revenues		188,784		177,182		178,578		184,485		167,168		149,632		58,922		51,739		47,421		47,841		46,936		38,388		26,679		26,719		25,913		506,711		469,744		439,932
By products and/or services
Products sold in the point-of-sale	Ps.	194,472	Ps.	182,342	Ps.	183,256	Ps.	184,810	Ps	167,458	Ps.	149,834	Ps.	58,922	Ps.	51,739	Ps.	47,421	Ps.	47,852	Ps.	46,936	Ps.	38,388	Ps.	13,198	Ps.	13,240	Ps.	12,667	Ps.	499,254	Ps.	461,715	Ps.	431,566
Services revenues		—		—		—		—		—		—		—		—		—		—		—		—		28,589		29,053		27,064		28,589		29,053		27,064
Consolidation adjustments		5,688		5,160		4,678		325		290		202		—		—		—		11		—		—		15,108		15,574		13,818		21,132		21,024		18,698

Consolidated revenues		188,784		177,182		178,578		184,485		167,168		149,632		58,922		51,739		47,421		47,841		46,936		38,388		26,679		26,719		25,913		506,711		469,744		439,932

(1)

For IFRS 15 adoption purposes, the Company applies the modified retrospective method in which no comparative information is restated for previous periods. The Company recognized no adjustment as a result of adopting IFRS 15.

(2)

Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 346,659, Ps. 319,792 and Ps. 288,783 and during the years ended December 31, 2019, 2018 and 2017, respectively.

(3)

South America includes Brazil, Argentina, Colombia, Chile, Uruguay, Ecuador and Venezuela, although Venezuela is shown separately above for 2017. South America revenues include Brazilian revenues of Ps. 67,076, Ps. 63,601 and Ps. 64,345 during the years ended December 31, 2019, 2018 and 2017, respectively. South America revenues include Colombia revenues of Ps. 16,440, Ps. 19,245 and Ps. 17,545 during the years ended December 31, 2019, 2018 and 2017, respectively. South America revenues include Argentina revenues of Ps. 6,857, Ps. 9,237 and Ps. 13,938 during the years ended December 31, 2019, 2018 and 2017, respectively. South America revenues include Chile revenues of Ps. 45,276, Ps. 44,576 and Ps. 40,660 during the years ended December 31, 2019, 2018 and 2017, respectively. South America revenues include Uruguay revenue of Ps. 3,421 and Ps. 1,925 during the years ended in December 31, 2019 and 2018, respectively. South America revenues include Ecuador revenue of Ps. 6,539 during the year ended in December 31, 2019.

28.3 Contract balances

As of December 31, 2019, no significant cost was identified incurred to obtain or accomplished a contract that might be capitalized as assets. No significant contacts have been entered into for which the Company has not performed all the obligations as well as additional costs associate to it.

28.4 Transaction price assigned to remained performance obligations

No performance obligations were identified in customer contracts that are not included in the transaction price, as a result of identified variable considerations per each business unit are part of the transaction price through be consider highly probable that not occurs a significant reversion of the revenue amount.

Note 29. Future Impact of Recently Issued Accounting Standards not yet in Effect

The Company has not applied the following standards, amendments and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements. The Company intends to adopt these standards, if applicable, when they become effective.

Modifications to the Conceptual Framework

The Conceptual Framework for Financial Information (“Conceptual Framework”) have been issued on March 2018 replacing the previous version of the Conceptual Framework issued on 2010. The Conceptual Framework describes the purpose and concepts of general purpose for the financial information. The purpose of the Conceptual Framework is to:

a) Help to the IASB to develop standards that are based on consistent concepts;

b) Assist to preparers to develop congruent accounting policies when no Standard is applicable to a specific transaction or event, or when a Standard allows an accounting policy option; and

c) Help to all parties to understand and interpret the Standards.

The Conceptual Framework is not a Standard. No content of the Conceptual Framework prevails over any Standard or requirement of a Standard.

The Conceptual Framework is effective immediately for the IASB and the IFRIC, and is effective for periods beginning on or after January 1, 2020, and its early application is permitted, for companies that use the Conceptual Framework to develop their policies Accountants when IFRS are not applicable for a particular transaction.

As long as the Company’s accounting policy is in line with these modifications, the Company does not expect any effect on its consolidated financial statements.

Modifications to IFRS 3 Definition of a Business (“IFRS 3”)

The IASB issued an amendment to IFRS 3 in October 2018 that revises the definition of a business. The modified definition emphasizes that the purpose of a business is to provide goods and services to the customers, while the previous definition was focus on returns in dividends, lower costs or other economic benefits for investors and others. The distinction between a business and a group of assets is important because an acquirer recognizes a goodwill when a business is acquired. The amendments to IFRS 3 are effective beginning on January 1, 2020 and their early application is allowed.

As long as the Company’s accounting policy is aligned with these modifications, the Company does not expect any effect on its consolidated financial statements.

Modifications to IAS 1 and IAS 8 Definition of Material or relative importance (“IAS 1” and “IAS 8”)

The definition of material or relative importance helps to the Company to determine whether information about an item, transaction or other event should be provided to the users of the financial statements. However, the Companies had difficulty using the above definition of material or with relative importance in making materiality judgments or with relative importance in the preparation of the financial statements. Accordingly, the IASB published the Definition of Material or Relative Importance (Amendments to IAS 1 and IAS 8) in October 2018. The amendments to IAS 1 and IAS 8 will be effective on January 1, 2020 and its early application is allowed. The Company does not expect to have significant effects on its consolidated financial statements.

Interest Rate Benchmark Reform — Amendments to IFRS 9, IAS 39 and IFRS 7

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an RFR).

The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument.

Application of the reliefs is mandatory. The first three reliefs provide for:

•	The assessment of whether a forecast transaction (or component thereof) is highly probable

•	Assessing when to reclassify the amount in the cash flow hedge reserve to profit and loss

•	The assessment of the economic relationship between the hedged item and the hedging instrument

For each of these reliefs, it is assumed that the benchmark on which the hedged cash flows are based (whether or not contractually specified) and/or, for relief three, the benchmark on which the cash flows of the hedging instrument are based, are not altered as a result of IBOR reform.

A fourth relief provides that, for a benchmark component of interest rate risk that is affected by IBOR reform, the requirement that the risk component is separately identifiable need be met only at the inception of the hedging relationship. Where hedging instruments and hedged items may be added to or removed from an open portfolio in a continuous hedging strategy, the separately identifiable requirement need only be met when hedged items are initially designated within the hedging relationship.

To the extent that a hedging instrument is altered so that its cash flows are based on an RFR, but the hedged item is still based on IBOR (or vice versa), there is no relief from measuring and recording any ineffectiveness that arises due to differences in their changes in fair value.

The reliefs continue indefinitely in the absence of any of the events described in the amendments. When an entity designates a group of items as the hedged item, the requirements for when the reliefs cease are applied separately to each individual item within the designated group of items.

The amendments also introduce specific disclosure requirements for hedging relationships to which the reliefs are applied.

The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. However, any hedge relationships that have previously been de-designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is permitted and must be disclosed. The Company do not expect to have significant effects on its consolidated financial statements.

Note 30. Subsequent Events

On January 9, 2020, FEMSA completed the acquisition of the remaining 40% interest in Grupo Socofar (“Socofar”) following the exercise of a put right by FEMSA’s minority partner on December 13, 2019 to sell its remaining interest in Socofar.

On January 16, 2020, the Company issued U.S. $1,500 million 3.500% senior unsecured notes at an anual rate of 130 basis points over the relevant benchmark. In addition, on February 12, 2020, the Company placed a re-tap to its US-denominated SEC-registered Senior Unsecured Notes due 2050 and issued U.S. $300 million 3.500% at an annual rate of 137.5 basis points over the relevant benchmark, raising the total outstanding balance to U.S. $1,800 million with an implied yield to maturity of 3.577%.

On January 22, 2020, Coca – Cola FEMSA issued US 1,250 million aggregate principal amount of 2.750% senior notes due January 22, 2030. These notes were used to prepaid Senior Note of $ 900 with an interest rate of 3.88% with due date on November 26, 2023. These notes are guaranteed by the Guarantors. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca – Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca – Cola FEMSA and our significant subsidiaries.

On February 7, 2020, Coca – Cola FEMSA issued (i) Ps.3,000 million aggregate amount of 8-year fixed rate promisory note bearing an annual interest rate of 7.35% and due January 2028, and (ii) Ps.1,727 million aggregate amount of 5.5-year floating rate promisory note, priced at 28-day Equilibrium Interbank Interest Rate, or TIIE plus 0.08% and due August 2025.

On March 9, 2020, the Company has entered into definitive agreements with the shareholders of WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”) to form a new platform within the Jan-San, Packaging and Specialized distribution industry in the United States. The platform will bring together two market leaders in this field: WAXIE And North American, with FEMSA acquiring a majority controlling interest of 90% in the combined company for US$900 million.

In March 2020, we entered into certain short-term bank loan in Mexican pesos for an aggregate principal amount of Ps.15,000 million.

On March 12, 2020, the Company’s Board of Directors agreed to propose the payment of a cash ordinary dividend in the amount of Ps. 10,360, which will be split in a number of installments and dates during 2020 and will be determined by the Board of Directors. This ordinary dividend was approved by the Annual Shareholders meeting on March 20, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders, the Board of Directors, and the Executive Board of Heineken N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Heineken N.V. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated income statements and consolidated statements of comprehensive income, cash flows and changes in equity, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of New Accounting Standard

As discussed in note 4 to the consolidated financial statements, effective January 1, 2019, the Company adopted IFRS 16 - Leases, using the modified retrospective method.

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

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands

February 11, 2020

We have served as the Company’s auditor since 2015.

Consolidated Income Statement

For the year ended 31 December In millions of €	Note	2019	2018*	2017*
Revenue	6.1	28,521	26,811	25,843
Excise tax expense	6.1	(4,552)	(4,322)	(4,234)
Net revenue	6.1	23,969	22,489	21,609
Other income	6.2	95	75	141
Raw materials, consumables and services	6.3	(14,592)	(14,001)	(13,334)
Personnel expenses	6.4	(3,880)	(3,749)	(3,550)
Amortisation, depreciation and impairments	6.6	(1,959)	(1,693)	(1,587)
Total other expenses		(20,431)	(19,443)	(18,471)
Operating profit		3,633	3,121	3,279
Interest income	11.1	75	71	78
Interest expenses	11.1	(529)	(492)	(468)
Other net finance income/(expenses)	11.1	(59)	(64)	(123)
Net finance expenses		(513)	(485)	(513)
Share of profit of associates and joint ventures	10.3	164	210	75
Profit before income tax		3,284	2,846	2,841
Income tax expense	12.1	(910)	(741)	(740)
Profit		2,374	2,105	2,101
Attributable to:
Shareholders of the Company (net profit)		2,166	1,913	1,883
Non-controlling interests		208	192	218
Profit		2,374	2,105	2,101

Weighted average number of shares – basic	6.7	573,643,551	570,146,069	570,112,097
Weighted average number of shares – diluted	6.7	574,217,111	570,663,632	570,361,374
Basic earnings per share (€)	6.7	3.78	3.36	3.30
Diluted earnings per share (€)	6.7	3.77	3.35	3.30

*	Restated for IAS 37. Refer to note 4 for further details.

Consolidated Statement of

Comprehensive Income

For the year ended 31 December In millions of €	Note	2019	2018*	2017*
Profit		2,374	2,105	2,101
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss:
Remeasurement of post-retirement obligations	12.3	(210)	221	64
Net change in fair value through OCI investments [1]	12.3	9	11	—
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	12.3	369	(106)	(1,475)
Reclassification of currency translation differences to profit and loss	12.3			59
Change in fair value of net investment hedges	12.3	(43)	(3)	26
Change in fair value of cash flow hedges	12.3	64	(67)	109
Cash flow hedges reclassified to profit or loss	12.3	21	(77)	(3)
Net change in fair value through OCI investments [1]	12.3	1	—	68
Cost of hedging	12.3	(5)	6	—
Share of other comprehensive income of associates/joint ventures	12.3	(20)	(36)	(7)
Other comprehensive income, net of tax	12.3	186	(51)	(1,159)
Total comprehensive income		2,560	2,054	942

Attributable to:
Shareholders of the Company		2,328	1,858	839
Non-controlling interests		232	196	103
Total comprehensive income		2,560	2,054	942

*	Restated for IAS 37. Refer to note 4 for further details.
[1]	In 2017 these investments were classified as available-for-sale investments

Consolidated Statement of Financial Position

As at 31 December In millions of €	Note	2019	2018*
Intangible assets	8.1	17,769	17,459
Property, plant and equipment	8.2	13,269	11,359
Investments in associates and joint ventures	10.3	4,868	2,021
Loans and advances to customers	8.3	277	341
Deferred tax assets	12.2	647	626
Other non-current assets	8.4	1,255	1,220
Total non-current assets		38,085	33,026

Inventories	7.1	2,213	1,920
Trade and other receivables	7.2	4,123	3,795
Current tax assets		123	71
Derivative assets	11.6	28	35
Cash and cash equivalents	11.2	1,821	2,903
Assets classified as held for sale	10.2	111	401
Total current assets		8,419	9,125

Total assets		46,504	42,151

As at 31 December In millions of €	Note	2019	2018*
Shareholders’ equity	11.4	16,147	14,525
Non-controlling interests	11.4	1,164	1,183
Total equity		17,311	15,708

Borrowings	11.3	13,366	12,628
Post-retirement obligations	9.1	1,189	954
Provisions	9.2	756	833
Deferred tax liabilities	12.2	1,422	1,431
Other non-current liabilities	11.6	153	168
Total non-current liabilities		16,886	16,014

Borrowings	11.2/11.3	3,686	2,358
Trade and other payables	7.3	7,520	6,891
Returnable packaging deposits	7.4	565	569
Provisions	9.2	184	164
Current tax liabilities		283	245
Derivative liabilities	11.6	69	70
Liabilities associated with assets classified as held for sale	10.2	—	132
Total current liabilities		12,307	10,429

Total equity and liabilities		46,504	42,151

*	Restated for IAS 37. Refer to note 4 for further details.

Consolidated Statement of Cash Flows

For the year ended 31 December In millions of €	Note	2019	2018*	2017*
Operating activities
Profit		2,374	2,105	2,101
Adjustments for:
Amortisation, depreciation and impairments	6.6	1,959	1,693	1,587
Net interest expenses	11.1	454	421	390
Other income	6.2	(95)	(75)	(141)
Share of profit of associates and joint ventures and dividend income on fair value through OCI investments		(173)	(228)	(84)
Income tax expenses	12.1	910	741	740
Other non-cash items		240	201	393
Cash flow from operations before changes in working capital and provisions		5,669	4,858	4,986
Change in inventories		(257)	(129)	(185)
Change in trade and other receivables		(245)	(66)	(241)
Change in trade and other payables and returnable packaging deposits		510	908	495
Total change in working capital		8	713	69
Change in provisions and post-retirement obligations		(121)	(31)	(131)
Cash flow from operations		5,556	5,540	4,924
Interest paid		(528)	(555)	(463)
Interest received		52	118	98
Dividends received		181	109	109
Income taxes paid		(924)	(824)	(786)
Cash flow related to interest, dividend and income tax		(1,219)	(1,152)	(1,042)
Cash flow from operating activities		4,337	4,388	3,882

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		177	111	187
Purchase of property, plant and equipment		(1,915)	(1,888)	(1,696)
Purchase of intangible assets		(186)	(167)	(137)
Loans issued to customers and other investments		(249)	(239)	(259)
Repayment on loans to customers and other investments		64	41	54
Acquisition of subsidiaries, net of cash acquired		(183)	(70)	(1,047)
Acquisition of/additions to associates, joint ventures and other investments		(2,875)	(159)	(93)
Disposal of subsidiaries, net of cash disposed of		244	15	10
Disposal of associates, joint ventures and other investments		50	1	16
Cash flow (used in)/from investing activities		(4,873)	(2,355)	(2,965)

Financing activities
Proceeds from borrowings		2,288	1,694	3,268
Repayment of borrowings		(2,150)	(1,545)	(3,205)
Payment of lease commitments		(259)	—	—
Dividends paid		(1,223)	(1,090)	(1,011)
Purchase own shares and shares issued		428	(20)	—
Acquisition of non-controlling interests		(103)	(2)	(18)
Other		3	(4)	—
Cash flow (used in)/from financing activities		(1,016)	(967)	(966)

Net cash flow		(1,552)	1,066	(49)
Cash and cash equivalents as at 1 January		2,248	1,177	1,177
Effect of movements in exchange rates		(9)	5	5
Cash and cash equivalents as at 31 December	11.2	687	2,248	1,133

*	Restated for IAS 37. Refer to note 4 for further details.

Consolidated Statement of Changes in Equity

In millions of €	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Cost of hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Shareholders of the Company	Non- controlling interests	Total equity
Balance as at 31 December 2016		922	2,701	(1,829)	(1)	—	262	838	(443)	10,788	13,238	1,335	14,573
Change in accounting policy*		—	—	(29)	—	—	—	—	—	229	200	1	201
Balance as at 1 January 2017*		922	2,701	(1,858)	(1)	—	262	838	(443)	11,017	13,438	1,336	14,774
Profit*		—	—	—	—	—	—	153	—	1,730	1,883	218	2,101
Other comprehensive income*	12.3	—	—	(1,285)	106	—	69	—	—	66	(1,044)	(115)	(1,159)
Total comprehensive income		—	—	(1,285)	106	—	69	153	—	1,796	839	103	942
Transfer to retained earnings		—	—	—	—	—	—	(29)	—	29	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(775)	(775)	(245)	(1,020)
Own shares delivered		—	—	—	—	—	—	—	33	(33)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	22	22	—	22
Acquisition of non-controlling interests without a change in control		—	—	—	—	—	—	—	—	(45)	(45)	28	(17)
Changes in consolidation		—	—	—	7	—	—	—	—	(7)	—	(21)	(21)
Balance as at 31 December 2017		922	2,701	(3,143)	112	—	331	962	(410)	12,004	13,479	1,201	14,680

*	Restated for IAS 37 (refer to note 4 for further details).

In millions of €	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Cost of hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Shareholders of the Company	Non- controlling interests	Total equity
Balance as at 31 December 2017		922	2,701	(3,143)	112	—	331	962	(410)	12,004	13,479	1,201	14,680
Changes in accounting policy**		—	—	(2)	—	3	—	—	—	(3)	(2)	—	(2)
Balance as at 1 January 2018**		922	2,701	(3,145)	112	3	331	962	(410)	12,001	13,477	1,201	14,678
Profit		—	—	—	—	—	—	214	—	1,699	1,913	192	2,105
Other comprehensive income	12.3	—	—	(143)	(150)	6	11	—	—	221	(55)	4	(51)
Total comprehensive income		—	—	(143)	(150)	6	11	214	—	1,920	1,858	196	2,054
Transfer to retained earnings		—	—	—	—	—	—	(80)	—	80	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(866)	(866)	(212)	(1,078)
Purchase/reissuance own/non-controlling shares	11.4	—	—	—	—	—	—	—	(38)	—	(38)	20	(18)
Own shares delivered		—	—	—	—	—	—	—	33	(33)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	26	26	—	26
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	26	26	(30)	(4)
Changes in consolidation		—	—	—	—	—	—	—	—	42	42	8	50
Balance as at 31 December 2018		922	2,701	(3,288)	(38)	9	342	1,096	(415)	13,196	14,525	1,183	15,708

**	Adoption impact of IFRS 9.

In millions of €	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Cost of hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Shareholders of the Company	Non- controlling interests	Total equity
Balance as at 31 December 2018		922	2,701	(3,288)	(38)	9	342	1,096	(415)	13,196	14,525	1,183	15,708
Changes in accounting policy***		—	—	—	—	—	—	—	—	3	3	—	3
Balance as at 1 January 2019***		922	2,701	(3,288)	(38)	9	342	1,096	(415)	13,199	14,528	1,183	15,711
Profit		—	—	—	—	—	—	172	—	1,994	2,166	208	2,374
Other comprehensive income	12.3	—	—	287	85	(5)	10	—	—	(215)	162	24	186
Total comprehensive income		—	—	287	85	(5)	10	172	—	1,779	2,328	232	2,560
Realised hedge results from non-financial assets		—	—	—	(66)	—	—	—	—	—	(66)	—	(66)
Transfer to retained earnings		—	—	3	—	—	(39)	(153)	—	189	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(949)	(949)	(272)	(1,221)
Purchase/reissuance own/non-controlling shares	11.4	—	—	—	—	—	—	—	320	98	418	11	429
Own shares delivered		—	—	—	—	—	—	—	32	(32)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	14	14	—	14
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	(126)	(126)	5	(121)
Changes in consolidation		—	—	—	—	—	—	—	—	—	—	5	5
Balance as at 31 December 2019		922	2,701	(2,998)	(19)	4	313	1,115	(63)	14,172	16,147	1,164	17,311

***	Restated for IFRS 16 (refer to note 4 for further details).

Notes to the Consolidated Financial Statements

1. Reporting entity

Heineken N.V. (the ‘Company’) is a company domiciled in the Netherlands, with its head office in Amsterdam. The consolidated financial statements of the Company as at 31 December 2019 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’) and HEINEKEN’s interests in joint ventures and associates. The Company is registered in the Trade Register of Amsterdam No. 33011433.

HEINEKEN is primarily involved in the brewing and selling of beer and cider. Led by the Heineken® brand, HEINEKEN has a portfolio of more than 300 international, regional, local and speciality beers and ciders.

2. Basis of preparation

The consolidated financial statements are:

•

Prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2019 have been adopted by the EU. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB.

•	Prepared by the Executive Board of the Company and authorised for issue on 11 February 2020 and will be submitted for adoption to the Annual General Meeting of Shareholders on 23 April 2020.

•	Prepared on the historical cost basis unless otherwise indicated.

•	Presented in Euro, which is the Company’s functional currency.

•	Rounded to the nearest million unless stated otherwise.

The deferred tax note 12.2 has been updated for 2018 to reflect a revised breakdown per deferred tax category.

3. Significant accounting estimates and judgements

In preparing these consolidated financial statements, management is required to make estimates and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses.

The application of accounting policies requires judgements that impact the amounts recognised. Next to this, the recognised amounts are based on factors which by default are associated with uncertainties. Therefore actual results may differ from estimates. Within the consolidated financial statements the estimates and judgements are described per note (if applicable). The following notes contain the most significant estimates and judgements:

Note	Particular area involving significant estimates and judgements

6.1 Operating segments	Judgement on acting as principal versus agent with respect to excise tax expense

8.1 Intangible assets and 8.2 Property, plant and equipment	Assumptions used in impairment testing

8.2 Property, plant and equipment and 11.3 Borrowings	Judgement used in the determination of the lease term and assumptions used in the determination of the incremental borrowing rate

9.1 Post-retirement obligations	Assumptions for discount rates, future pension increases and life expectancy to calculate the defined benefit obligation

9.2 Provisions and 9.3 Contingencies	Estimating the likelihood and timing of potential cash flows relating to claims and litigation

12.2 Deferred tax assets and liabilities	Assessment of the recoverability of past tax losses

4. Changes in accounting policies

(a) Changed accounting policies in 2019

The following accounting policy changes have been adopted in 2019 and are reflected in the consolidated financial statements:

IFRS 16 Leases

HEINEKEN has implemented IFRS 16 ‘Leases’ as at 1 January 2019, replacing existing guidance on leases, including IAS 17. The adoption of IFRS 16 has changed the accounting for leases as under the new standard all operating lease contracts are recognised on HEINEKEN’s statement of financial position (‘balance sheet’) by recognising a right of use (ROU) asset and a lease liability, except for short-term and low value leases. Lease expenses previously recorded in the income statement are replaced by depreciation and interest expenses for all lease contracts in scope of the standard. Refer to notes 8.2 Property, plant and equipment and 11.3 Borrowings for the accounting policy on leases.

HEINEKEN has implemented IFRS 16 as at 1 January 2019 by applying the modified retrospective method, meaning that the 2018 comparative numbers are not restated. HEINEKEN has around 30,000 operating leases mainly relating to stores, pubs, offices, warehouses, cars and (forklift) trucks.

In some countries, HEINEKEN is operating both as a lessee (referred to as head lease contracts) and a lessor (referred to as sublease contracts) for pubs. HEINEKEN has analysed the sublease contracts and concluded that under the new standard these contracts are treated as a finance lease, where under the previous standard these same leases were treated as an operating lease.

In the transition to IFRS 16 HEINEKEN applied the following transition expedients:

•	Use the option to grandfather the lease classification for existing contracts

•

Use the transition option for leases with a remaining contract period of less than one year, meaning that these leases will not be recorded on balance and the payments will be expensed in the income statement on a straight-line basis

•	Measure the ROU asset based on the lease liability recognised

As a result of applying IFRS 16, HEINEKEN recognised €1,034 million of ROU assets, €252 million of lease receivables and €1,252 million of lease liabilities as at 1 January 2019. A net amount of €31 million of lease prepayments, lease accruals and onerous lease provisions has been included in

ROU assets as at 1 January 2019. An amount of €3 million has been recorded in retained earnings. The ROU assets are included in Property, plant and equipment. The lease receivables are included under Other non-current assets and Trade and other receivables. The lease liabilities are included under current and non-current Borrowings. As at 1 January 2019, deferred tax assets of €291 million related to lease liabilities, and deferred tax liabilities of €291 million related to ROU assets and lease receivables have been recognised. These deferred tax positions are offset and reported on a net basis in the statement of financial position.

When measuring the lease liability, HEINEKEN discounted the lease payments using the incremental borrowing rate as at 1 January 2019. The weighted average incremental borrowing rate applied is 4.3%.

During 2019, HEINEKEN reported €238 million depreciation and impairment of ROU assets and €55 million interest costs on lease liabilities. In 2018, operating lease expenses were reported under Raw materials, consumables and services and Personnel expenses. No material impact on tax expenses.

As a result of the treatment of subleases as a finance lease, revenue decreased with approximately €54 million. The decrease in revenue is fully offset by a decrease in expenses on the head leases and primarily impacts The Netherlands and Belgium.

The lease payments are reported under ‘Interest paid’ (2019: €55 million) and ‘Payment of lease commitments’ (2019: €259 million) in the cash flow statement. In 2018, all lease payments were included in the cash flow from operations.

As at 31 December 2018, HEINEKEN reported total off-balance sheet commitments for leases of €2,013 million. The difference between the opening balance sheet impact as at 1 January 2019 and the off-balance sheet commitments is primarily due to discounting of future lease payments and low value and short-term lease commitments, which are not included in the lease liability. Refer to the table below for the reconciliation:

In millions of €
Operating lease commitments disclosed at 31 December 2018	2,013
Impact of discounting using the incremental borrowing rate as at 1 January 2019	(615)
Short-term leases not recognised as a liability	(36)
Low value leases not recognised as a liability	(116)
Other reconciling items	6
Lease liability recognised as at 1 January 2019	1,252

Payments relating to contingent liabilities (IAS 37)

Following the IFRS Interpretations Committee agenda decision in January 2019 regarding tax deposits (relating to taxes other than income tax), HEINEKEN has changed its accounting policy with regards to payments relating to contingent liabilities.

Payments relating to contingent liabilities are now, in accordance with the conceptual framework, recognised as an asset on the balance sheet when it is probable (>50%) that HEINEKEN will recover the payment. Previously, these payments were contingent assets under IAS 37, and recognised if the recovery was virtually certain (>95%). Judgement is applied for estimating the likelihood, determining the timing of potential cash inflows and the recoverability.

This change in accounting policy has been recognised retrospectively and increased equity as at 1 January 2017: €201 million. The impact on profit for 2018 amounts to €10 million (increase) and 2017: €52 million (decrease). There is no impact on the 2018 other comprehensive income (2017: €10 million of increase). For both years the cash flow statement has been restated within the cash flow from operations.

The restated amounts in the balance sheet as at 31 December 2018 are as follows:

As at 31 December 2018 (In millions of €)	2018 Reported	Change in accounting policy IAS 37	2018 Restated
Deferred tax assets	622	4	626
Other non-current assets	1,084	136	1,220
Trade and other receivables	3,740	55	3,795
Total assets	41,956	195	42,151
Shareholders’ equity	14,358	167	14,525
Non-controlling interests	1,182	1	1,183
Provisions (non-current)	846	(13)	833
Deferred tax liabilities	1,370	61	1,431
Current tax liabilities	266	(21)	245
Total equity and liabilities	41,956	195	42,151

Other new standards and amendments

Other changes effective in 2019 had no significant impact on the disclosures or amounts recognised in HEINEKEN’s consolidated financial statements.

(b) Upcoming changes in accounting policies for 2020

None of the standards and amendments to standards effective in 2020 will have a significant impact on HEINEKEN’s consolidated financial statements.

5. General accounting policies

General

The accounting policies described in these consolidated financial statements have been applied consistently to all periods presented in these consolidated financial statements, except for the changes in accounting policies described in note 4.

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

On consolidation, intra-HEINEKEN balances and transactions, and any unrealised gains and losses or income and expenses arising from intra-HEINEKEN transactions, are eliminated. Unrealised gains arising from transactions with associates and JVs (refer to note 10.3) are eliminated against the investment to the extent of HEINEKEN’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of HEINEKEN entities using the exchange rates at transaction date. Receivables, payables and other monetary assets and liabilities denominated in foreign currencies are re-translated to the functional currency using the exchange rates at the balance sheet date. Resulting foreign currency differences are recognised in the income statement, except for foreign currency differences arising on re-translation of Fair Value through Other Comprehensive Income (FVOCI) investments and financial liabilities designated as a hedge of a net investment, which are recognised in other comprehensive income.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured at cost are translated into the functional currency at the exchange rate at transaction date.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, and of intercompany loans with a permanent nature (quasi-equity) are translated to Euro at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Euro at exchange rates approximating to the exchange rates ruling at the dates of the transactions, except for foreign operations in hyperinflationary economies. In 2019 HEINEKEN did not have any significant foreign operations in hyperinflationary economies.

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

Exchange rates of key currencies

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

In €	Year-end 2019	Year-end 2018%		Average 2019	Average 2018%
Brazilian Real (BRL)	0.2215	0.2250	(1.6)	0.2265	0.2322	(2.5)
Great Britain Pound (GBP)	1.1754	1.1179	5.1	1.1396	1.1303	0.8
Mexican Peso (MXN)	0.0476	0.0446	6.7	0.0464	0.0440	5.5
Nigerian Naira (NGN)	0.0024	0.0024	—	0.0025	0.0024	4.2
Polish Zloty (PLN)	0.2348	0.2327	0.9	0.2327	0.2347	(0.9)
Russian Ruble (RUB)	0.0143	0.0125	14.4	0.0138	0.0135	2.2
Singapore Dollar (SGD)	0.6618	0.6414	3.2	0.6548	0.6279	4.3
United States Dollar (USD)	0.8902	0.8734	1.9	0.8932	0.8466	5.5
Vietnamese Dong in 1,000 (VND)	0.0385	0.0376	2.4	0.0384	0.0368	4.3

In €	Year-end 2018	Year-end 2017%		Average 2018	Average 2017%
Brazilian Real (BRL)	0.2250	0.2517	(10.6)	0.2322	0.2774	(16.3)
Great Britain Pound (GBP)	1.1179	1.1271	(0.8)	1.1303	1.1410	(0.9)
Mexican Peso (MXN)	0.0446	0.0425	4.9	0.0440	0.0469	(6.2)
Nigerian Naira (NGN)	0.0024	0.0025	(4.0)	0.0024	0.0027	(11.1)
Polish Zloty (PLN)	0.2327	0.2398	(3.0)	0.2347	0.2349	(0.1)
Russian Ruble (RUB)	0.0125	0.0144	(13.2)	0.0135	0.0152	(11.2)
Singapore Dollar (SGD)	0.6414	0.6241	2.8	0.6279	0.6417	(2.2)
United States Dollar (USD)	0.8734	0.8338	4.7	0.8466	0.8854	(4.4)
Vietnamese Dollar in 1,000 (VND)	0.0376	0.0367	2.5	0.0368	0.0389	(5.4)

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

6. Operating activities

6.1 Operating segments

HEINEKEN distinguishes five reportable segments: Europe, Americas, Africa, Middle East & Eastern Europe, Asia Pacific and Head Office & Other/eliminations. In below table information is provided about these reportable segments:

		Europe			Americas			Africa, Middle East & Eastern Europe			Asia Pacific			Head Office & Other/eliminations			Consolidated
In millions of €	Note	2019	2018*	2017	2019	2018*	2017*	2019	2018	2017	2019	2018	2017*	2019	2018	2017	2019	2018*	2017*
Net revenue (beia)[1]		10,629	10,348	9,991	7,429	6,781	6,312	3,370	3,051	3,028	3,205	2,919	2,922	(740)	(628)	(624)	23,894	22,471	21,629

Third party revenue[2]		12,601	12,351	11,869	7,656	6,928	6,486	4,106	3,724	3,666	4,106	3,701	3,726	52	107	96	28,521	26,811	25,843
Interregional revenue		758	702	687	32	27	28	—	—	1	2	3	2	(792)	(732)	(718)	—	—	—

Revenue		13,359	13,053	12,556	7,688	6,955	6,514	4,106	3,724	3,667	4,108	3,704	3,728	(740)	(625)	(622)	28,521	26,811	25,843
Excise tax expense[3]		(2,728)	(2,687)	(2,595)	(181)	(174)	(202)	(737)	(673)	(639)	(906)	(785)	(797)	—	(3)	(1)	(4,552)	(4,322)	(4,234)

Net revenue		10,631	10,366	9,961	7,507	6,781	6,312	3,369	3,051	3,028	3,202	2,919	2,931	(740)	(628)	(623)	23,969	22,489	21,609
Other income	6.2	12	28	134	9	19	5	1	2	2	73	4	—	—	22	—	95	75	141
Operating profit		1,286	1,279	1,338	1,176	949	945	369	211	326	934	779	829	(132)	(97)	(159)	3,633	3,121	3,279
Net finance expenses	11.1																(513)	(485)	(513)
Share of profit of associates and joint ventures	10.3	17	15	(11)	67	124	20	40	37	44	44	38	22	(4)	(4)	—	164	210	75
Income tax expense	12.1																(910)	(741)	(740)
Profit																	2,374	2,105	2,101
Attributable to:
Shareholders of the Company (net profit)																	2,166	1,913	1,883
Non-controlling interests																	208	192	218
Operating profit reconciliation
Operating profit		1,286	1,279	1,338	1,176	949	945	369	211	326	934	779	829	(132)	(97)	(159)	3,633	3,121	3,279
Eia[1]		150	173	33	28	169	185	39	200	62	151	164	133	18	(19)	9	387	687	422
Operating profit (beia)[1]		1,436	1,452	1,371	1,204	1,118	1,130	408	411	388	1,085	943	962	(114)	(116)	(150)	4,020	3,808	3,701

*	Restated for IAS 37. Refer to note 4 for further details.
[1]	Note that this is a non-GAAP measure. Due to rounding, this balance will not always cast.
[2]	Includes other revenue of €356 million in 2019 (2018: €389 million).
[3]

Next to the €4,552 million of excise tax expense included in revenue (2018: €4,322 million), €1,813 million of excise tax expense is collected on behalf of third parties and excluded from revenue (2018: €1,568 million).

		Europe			Americas			Africa, Middle East & Eastern Europe			Asia Pacific			Head Office & Other/eliminations			Consolidated
In millions of €	Note	2019	2018*	2017*	2019	2018*	2017*	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018*	2017*
Current segment assets		2,918	2,816	2,793	2,286	2,425	2,397	1,451	1,356	1,146	1,239	1,487	1,226	394	1,359	1,000	8,288	9,443	8,562
Non-current segment assets		12,417	11,449	11,383	9,149	8,055	7,916	2,543	2,299	2,316	7,586	7,368	7,525	875	894	935	32,570	30,065	30,075
Investments in associates and joint ventures		305	296	217	864	909	829	237	213	219	3,452	590	575	10	13	1	4,868	2,021	1,841
Total segment assets		15,640	14,561	14,393	12,299	11,389	11,142	4,231	3,868	3,681	12,277	9,445	9,326	1,279	2,266	1,936	45,726	41,529	40,478
Unallocated assets																	778	622	770
Total assets																	46,504	42,151	41,248

Segment liabilities		4,441	4,765	4,819	2,760	2,564	2,536	1,590	1,386	1,088	1,127	1,093	900	2,664	1,116	1,790	12,582	10,924	11,133
Unallocated liabilities																	16,611	15,519	15,438
Total equity																	17,311	15,708	14,677
Total equity and liabilities																	46,504	42,151	41,248

Purchase of owned P,P&E	8.2	706	590	537	617	546	615	426	434	361	263	253	163	17	13	20	2,029	1,836	1,696
Acquisition of goodwill	8.1	33	10	2	13	(23)	907	23	29	1	—	7	9	—	—	—	69	23	919
Purchases of intangible assets	8.1	85	47	42	43	31	20	17	8	8	9	9	2	32	72	66	186	167	138
Depreciation of owned P,P&E	8.2	(538)	(510)	(496)	(322)	(273)	(266)	(244)	(237)	(261)	(135)	(122)	(134)	(11)	(13)	(15)	(1,250)	(1,155)	(1,172)
(Impairment) and reversal of impairment of owned P,P&E	8.2	—	—	1	—	—	—	(9)	(133)	4	(43)	—	14	—	—	—	(52)	(133)	19
Amortisation of intangible assets	8.1	(76)	(56)	(57)	(117)	(131)	(116)	(9)	(8)	(8)	(160)	(159)	(174)	(37)	(30)	(25)	(399)	(384)	(380)
(Impairment) and reversal of impairment of intangible assets	8.1	—	—	—	—	—	—	(8)	(21)	—	(12)	—	11	—	—	—	(20)	(21)	11

*	Restated for IAS 37. Refer to note 4 for further details.

Reconciliation of segment profit or loss

The table below presents the reconciliation of operating profit before exceptional items and amortisation of acquisition-related intangibles (operating profit beia) to profit before income tax.

In millions of €	2019	2018*	2017*
Operating profit (beia)	4,020	3,808	3,701
Amortisation of acquisition-related intangible assets included in operating profit	(309)	(311)	(302)
Exceptional items included in operating profit	(78)	(376)	(120)
Share of profit of associates and joint ventures	164	210	75
Net finance expenses	(513)	(485)	(513)
Profit before income tax	3,284	2,846	2,841

*	Restated for IAS 37. Refer to note 4 for further details.

The 2019 exceptional items and amortisation of acquisition-related intangibles in operating profit amounts to €387 million (2018: €687 million, 2017: €422 million). This amount consists of:

•	€309 million (2018: €311 million, 2017: €302 million) of amortisation of acquisition-related intangibles recorded in operating profit.

•

€78 million (2018: €376 million, 2017: €120 million) of exceptional items recorded in operating profit. This includes €78 million exceptional benefits on revenue, mainly relating to tax credits in Brazil and €2 million exceptional excise tax expenses (2018: €18 million exceptional excise tax benefit, 2017: €20 million), €91 million of restructuring expenses (2018: €122 million, 2017: €93 million), €85 million of impairments (2018: €183 million mainly in the DRC, 2017: €19 million reversal of impairment), there was no acquisition and integration costs in 2019 (2018: €24 million, 2017: €72 million), €57 million net gain on disposals (2018: €4 million, 2017: €71 million), mainly relating to the sale of operating entities in China and Hong Kong and €35 million of other net exceptional expenses (2018: €69 million, 2017: €25 million).

Accounting estimates and judgements

Due to the complexity and variety in tax legislations, significant judgement is applied in the assessment of whether excise tax expenses are borne by HEINEKEN or collected on behalf of a third party.

HEINEKEN makes estimates when determining discount accruals in revenue at year-end, specifically for conditional discounts. Refer to note 7.3 for more explanation on how discount accruals are estimated.

Accounting policies

Segment reporting

Operating segments are reported in a consistent manner with the internal reporting provided to the Executive Board, which is considered to be HEINEKEN’s chief operating decision-maker. An operating segment is a component of HEINEKEN that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of HEINEKEN’s other components. All operating segments’ operating results are reviewed regularly by the Executive Board to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

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

Revenue

The majority of HEINEKEN’s revenue is generated by the sale and delivery of products to customers. The product portfolio of HEINEKEN mainly consists of beer, soft drinks and cider. Products are mostly own-produced finished goods from HEINEKEN’s brewing activities, but also contain purchased goods for resale from HEINEKEN’s wholesale activities. HEINEKEN’s customer group can be split between on-trade customers like cafés, bars and restaurants and off-trade customers like retailers and wholesalers. Due to HEINEKEN’s global footprint its revenue is exposed to strategic and financial risks that differ per region.

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

To provide transparency on the impact of the accounting for excise, HEINEKEN presents the excise tax expense on a separate line below revenue in the consolidated income statement. A subtotal called ‘Net revenue’ was added in 2018. This ‘Net revenue’ subtotal is ‘revenue’ as defined in IFRS 15 (after discounts) minus the excise tax expense for those countries where the excise is borne by HEINEKEN.

6.2 Other income

Other income includes the gain from sale of P,P&E and intangible assets. It also includes gains from the sale of subsidiaries, joint ventures and associates. These transactions do not arise from contracts with customers and are therefore presented separately from revenue.

In millions of €	2019	2018	2017
Gain on sale of property, plant and equipment	20	31	20
Gain on sale of intangible assets	—	2	87
Gain on sale of subsidiaries, joint ventures and associates	75	42	34
	95	75	141

In 2019, other income mainly relates to the preliminary gain on sale of HEINEKEN’s operating entities in China and Hong Kong (refer to note 10.2).

Accounting policies

Other income is recognised in profit or loss when control over the sold asset is transferred to the buyer. The amount recognised as other income equals the proceeds obtained from the buyer minus the carrying value of the sold asset.

6.3 Raw materials, consumables and services

In millions of €	2019	2018*	2017*
Raw materials	2,068	1,897	1,817
Non-returnable packaging	4,058	3,624	3,375
Goods for resale	1,501	1,533	1,592
Inventory movements	(75)	(43)	(130)
Marketing and selling expenses	2,632	2,494	2,533
Transport expenses	1,325	1,266	1,177
Energy and water	572	529	513
Repair and maintenance	519	527	509
Other expenses	1,992	2,174	1,948
	14,592	14,001	13,334

*	Restated for IAS 37. Refer to note 4 for further details.

Other expenses mainly include consulting expenses of €219 million (2018: €192 million, 2017: €169 million), telecom and office automation of €272 million (2018: €239 million, 2017: €227 million), warehousing expenses of €195 million (2018: €187 million, 2017: €172 million), travel expenses of €150 million (2018: €158 million, 2017: €162 million) and other taxes of €75 million (2018: €56 million, 2017: €33 million). As a result of the implementation of IFRS 16, other expenses include expenses for short-term leases of €73 million and low value leases of €39 million, compared to €375 million reported in 2018 for operating lease expenses (2017: 364 million). The majority of the operating lease expenses are now reported under amortisation, depreciation and impairments and interest expenses (refer to notes 6.6 and 11.1).

Accounting policies

Expenses are recognised based on accrual accounting. This means that expenses are recognised when the product is received or the service is provided regardless of when cash outflow takes place.

6.4 Personnel expenses

The average number of full-time equivalent (FTE) employees, excluding contractors, in 2019 was 85,853 (2018: 85,610 FTE, 2017: 80,425 FTE), divided per region as follows:

In millions of €	2019	2018	2017
Europe	29,045	28,345	27,871
Americas	32,694	33,081	27,818
Africa, Middle East & Eastern Europe	14,375	13,974	14,475
Asia Pacific	9,739	10,210	10,261
	85,853	85,610	80,425

The decrease in Asia Pacific is mainly due to the sale of operating entities in China and Hong-Kong. Within Europe 4,120 FTE are based in the Netherlands (2018: 4,027 FTE, 2017: 3,998 FTE).

HEINEKEN employees are granted with compensations such as salaries and wages, pensions (refer to note 9.1) and share-based payments (refer to note 6.5). Other personnel expenses include expenses for contractors of €183 million (2018:€168 million, 2017: €153 million) and restructuring costs of €84 million (2018: €111 million, 2017: €82 million). Restructuring provisions are disclosed in note 9.2.

In millions of €	Note	2019	2018	2017
Wages and salaries		2,536	2,444	2,339
Compulsory social security contributions		386	386	364
Contributions to defined contribution plans		58	51	47
Expenses/(income) related to defined benefit plans	9.1	78	105	59
Expenses related to other long-term employee benefits		12	(9)	3
Equity-settled share-based payment plan	6.5	31	48	55
Other personnel expenses		779	724	683
		3,880	3,749	3,550

Accounting policies

Personnel expenses are recognised when the related service is provided. For more details on accounting policies related to post-retirements obligations and share-based payments refer to note 9.1 and 6.5 respectively.

6.5 Share-based payments

HEINEKEN has the following share-based compensation plans: Long-term incentive plan, Extraordinary share plan and Matching share plan (as part of the Short-term incentive plan of the Executive Board).

Long-term incentive plan (LTIP)

HEINEKEN has a performance-based Long-term incentive plan (LTIP) for the Executive Board and senior management. Under this LTIP, share rights are conditionally awarded to participants on an annual basis. The vesting of these rights is subject to the performance of Heineken N.V. on specific internal performance conditions and continued service over a three calendar year period by the employee. The share rights are not dividend-bearing during the performance period.

The performance conditions for LTIP are Organic Net Revenue growth, Organic Operating Profit beia growth, Earnings Per Share beia growth and Free Operating Cash Flow.

At target performance 100% of the awarded share rights vest. At threshold performance 50% of the awarded share rights vest and at maximum performance, 200% of the awarded share rights vest.

The grant date, fair market value (FMV) at grant date, service period and vesting date for the LTIP are visualised below:

The number of outstanding share rights and the movement over the year under the LTIP of the Executive Board and senior management are as follows:

	Number of share rights 2019	Number of share rights 2018
Outstanding as at 1 January	2,047,880	2,266,642
Granted during the year	531,949	444,556
Forfeited during the year	(157,276)	(124,039)
Vested previous year	(617,012)	(699,032)
Performance adjustment	(59,523)	159,753
Outstanding as at 31 December	1,746,018	2,047,880

Share price as at 31 December	94.92	77.20

At vesting, HEINEKEN deducts a number of shares to cover payroll taxes and mandatory withholdings on behalf of the individual employees. Therefore, the number of Heineken N.V. shares to be received by LTIP participants is a net (after tax) number. Ownership of the vested LTIP 2017-2019 shares will transfer to the Executive Board members shortly after publication of the annual results in 2020 and to senior management on 1 April 2020.

Other share-based compensation plans

Under the extraordinary share plans for senior management 2,500 shares were granted in 2019 and 7,025 (gross) shares were vested in 2019. These extraordinary grants only have a service condition and vest between one and five years. The expenses relating to these additional grants are recognised in profit or loss during the vesting period. Expenses recognised in 2019 are €0.2 million (2018: €0.4 million).

Matching shares granted to the Executive Board are disclosed in note 13.3.

Personnel expenses

The total share-based compensation expenses that are recognised in 2019 amount to €31 million (2018: €48 million).

In millions of €	Note	2019	2018	2017
Share rights granted in 2015				18
Share rights granted in 2016		—	17	17
Share rights granted in 2017		13	18	20
Share rights granted in 2018		8	13	—
Share rights granted in 2019		10	—	—
Total expense recognised in personnel expenses	6.4	31	48	55

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

Share-based compensation expenses are recorded in the profit or loss, with a corresponding adjustment to equity.

6.6 Amortisation, depreciation and impairments

In millions of €	Note	2019	2018	2017
Property, plant and equipment	8.2	1,540	1,288	1,153
Intangible assets	8.1	419	405	369
Recycling of currency translation differences				65
		1,959	1,693	1,587

As a result of the implementation of IFRS 16, Property, plant and equipment as presented in the table above includes the depreciation and impairment of ROU assets of €238 million (2018: nil, 2017: nil).

Accounting policies

Refer to note 8.1 for the accounting policy on impairments and amortisation and note 8.2 for the policy on depreciation.

6.7 Earnings per share

The calculation of earnings per share for the period ended 31 December 2019 is based on the profit attributable to the shareholders of the Company (net profit) and the weighted average number of shares outstanding (basic and diluted) during the year ended 31 December 2019.

In € per share (basic or diluted) for the period ended 31 December	2019	2018*	2017*
Basic earnings per share	3.78	3.36	3.30
Diluted earnings per share	3.77	3.35	3.30

*	Restated for IAS 37. Refer to note 4 for further details.

Refer to the table below for the information used in the calculation of the basic and diluted earnings per share.

Weighted average number of shares – basic and diluted

	2019	2018	2017
Total number of shares issued	576,002,613	576,002,613	576,002,613
Effect of own shares held	(2,359,062)	(5,856,544)	(5,928,278)
Weighted average number of basic shares outstanding for the year	573,643,551	570,146,069	570,074,335
Dilutive effect of share-based payment plan obligations	573,560	517,563	577,776
Weighted average number of diluted shares outstanding for the year	574,217,111	570,663,632	570,652,111

Accounting policies

HEINEKEN presents basic and diluted earnings per share (EPS) data for its shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, adjusted for the weighted average number of own shares held in the year. Diluted EPS is determined by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding, adjusted for the weighted average number of own shares held in the year and for the effects of all dilutive potential shares which comprise share rights granted to employees and the Executive Board.

7. Working Capital

7.1 Inventories

Inventory balances include raw and packaging materials, work in progress, spare parts, goods for resale and finished products.

In millions of €	2019	2018
Raw materials	403	351
Work in progress	252	228
Finished products	488	426
Goods for resale	339	323
Non-returnable packaging	283	230
Other inventories and spare parts	448	362
	2,213	1,920

During 2019 inventories were written down by €7 million to net realisable value (2018: €25 million, 2017: €14 million).

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

7.2 Trade and other receivables

Trade and other receivables arise in the course of ordinary activities like the sale of inventory, proceeds for contract brewing or royalty fees.

In millions of €	2019	2018*
Trade receivables	2,913	2,588
Other receivables	813	817
Trade receivables due from associates and joint ventures	12	8
Prepayments	385	382
	4,123	3,795

*	Restated for IAS 37. Refer to note 4 for further details.

Trade and other receivables contain a net impairment loss of €65 million (2018: €38 million, 2017: €13 million) from contracts with customers, which is included in expenses for raw materials, consumables and services.

The ageing of the trade and other receivables (excluding prepayments) as per reporting date can be shown as follows:

	2019	Past due
In millions of €	Total	Not past due	0-30 days	31-120 days	> 120 days
Gross	4,172	2,814	455	313	590
Allowance	(434)	(44)	(10)	(57)	(323)
	3,738	2,770	445	256	267

	2018*	Past due
In millions of €	Total	Not past due	0-30 days	31-120 days	> 120 days
Gross	3,850	2,535	472	275	568
Allowance	(437)	(38)	(5)	(44)	(350)
	3,413	2,497	467	231	218

*	Restated for IAS 37. Refer to note 4 for further details.

The movement in allowance for credit losses for trade and other receivables during the year was as follows:

In millions of €	2019	2018
Balance as at 1 January	437	453
Policy changes	—	1
Changes in consolidation	1	1
Addition to allowance	69	42
Allowance used	(73)	(49)
Allowance released	(4)	(4)
Effect of movements in exchange rates	4	(7)
Balance as at 31 December	434	437

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

7.3 Trade and other payables

In the ordinary course of business, payable positions arise towards suppliers of goods and services, as well as to other parties. Refer to the table below for the different types of trade and other payables.

In millions of €	2019	2018
Trade payables	4,720	4,016
Accruals	1,386	1,334
Taxation and social security contributions	1,009	1,060
Interest	147	164
Dividends	12	19
Other payables	246	298
	7,520	6,891

Accounting estimates

HEINEKEN makes estimates in the determination of discount accruals. When discounts are provided to customers, these reduce the transaction price and consequently the revenue. The conditional discounts in revenue (refer to note 6.1) are estimated based on accumulated experience supported by historical and current sales information. Expected sales volumes are determined taking into account (historical) sales patterns and other relevant information. A discount accrual is recognised for expected volume and year-end discounts payable to customers in relation to sales made until the end of the reporting period.

Accounting policies

Trade and other payables are initially measured at fair value and subsequently at amortised cost. Trade payables are derecognised when the contractual obligation is either discharged, cancelled or expired.

7.4 Returnable packaging materials

HEINEKEN uses returnable packaging materials such as glass bottles, crates and kegs in selling the finished products to the customer.

Returnable packaging materials

The majority of returnable packaging materials is classified as Property, plant and equipment. The category other fixed assets in Property, plant and equipment (refer to note 8.2) includes €922 million (2018: €882 million, 2017: €816) of returnable packaging materials.

Returnable packaging deposit liability

In certain markets, HEINEKEN has the legal or constructive obligation to take back the materials from the market. A deposit value is generally charged upon sale of the finished product, which is paid back when the empty returnable packaging material is returned.

In millions of €	2019	2018
Returnable packaging deposits	565	569

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

Refer to note 8.2 for the general accounting policy on Property, plant and equipment. Specifically for Returnable packaging materials, the estimated useful life depends on the loss of the materials in the market as well as on HEINEKEN site.

Returnable packaging deposit liability

HEINEKEN recognises a deposit liability when a legal or constructive obligation exists to reimburse the customer for returnable packaging materials that are returned. The returnable packaging deposit liability is based on the estimated returnable packaging materials in the market, the expected return thereof and the deposit value.

8. Non-current assets

8.1 Intangible assets

Intangible assets within HEINEKEN are mainly goodwill, brands and customer-related intangibles such as customer lists. The majority of intangible assets have been recognised by HEINEKEN as part of acquisitions. Refer to the table below for the historical cost per asset class and the movements during the year including amortisation.

	2019							2018
In millions of €	Note	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Cost
Balance as at 1 January		11,621	4,775	2,204	1,010	931	20,541	11,612	4,689	2,334	1,095	782	20,512
Changes in consolidation and other transfers		62	71	21	5	12	171	23	43	6	6	24	102
Purchased/internally developed		—	—	4	6	176	186	—	4	—	7	156	167
Transfer (to)/from assets classified as held for sale	10.2	(5)	—	—	—	—	(5)	(59)	(4)	(65)	(79)	(1)	(208)
Disposals		—	—	—	(3)	(73)	(76)	—	(1)	(109)	(28)	(27)	(165)
Effect of movements in exchange rates		220	133	71	46	(9)	461	45	44	38	9	(3)	133
Balance as at 31 December		11,898	4,979	2,300	1,064	1,037	21,278	11,621	4,775	2,204	1,010	931	20,541

Amortisation and impairment losses
Balance as at 1 January		(427)	(865)	(992)	(269)	(529)	(3,082)	(407)	(738)	(959)	(270)	(468)	(2,842)
Changes in consolidation and other transfers		—	—	—	—	—	—	—	—	—	(9)	(23)	(32)
Amortisation charge for the year	6.6	—	(134)	(135)	(43)	(87)	(399)	—	(127)	(140)	(50)	(67)	(384)
Impairment losses	6.6	(6)	—	(6)	(6)	(2)	(20)	(20)	—	—	—	(1)	(21)
Transfer (to)/from assets classified as held for sale	10.2	—	—	—	—	—	—	—	4	20	32	1	57
Disposals		—	—	—	—	57	57	—	—	109	27	27	163
Effect of movements in exchange rates		—	(27)	(36)	(10)	8	(65)	—	(4)	(22)	1	2	(23)
Balance as at 31 December		(433)	(1,026)	(1,169)	(328)	(553)	(3,509)	(427)	(865)	(992)	(269)	(529)	(3,082)

Carrying amount
As at 1 January		11,194	3,910	1,212	741	402	17,459	11,205	3,951	1,375	825	314	17,670
As at 31 December		11,465	3,953	1,131	736	484	17,769	11,194	3,910	1,212	741	402	17,459

Goodwill impairment testing

For the purpose of impairment testing, goodwill in respect of Europe, Americas (excluding Brazil) and Asia Pacific is allocated and monitored on a regional basis. For Brazil and subsidiaries within Africa, Middle East & Eastern Europe and Head Office, goodwill is allocated and monitored on an individual country basis. The total amount of goodwill of €11,465 million (2018: €11,194 million) is allocated to each (group of) Cash Generating Unit (CGU) as follows:

In millions of €	2019	2018
Europe	4,838	4,721
The Americas (excluding Brazil)	2,266	2,201
Brazil	571	580
Africa, Middle East and Eastern Europe (aggregated)	352	335
Asia Pacific	2,958	2,877
Head Office	480	480
	11,465	11,194

The carrying amount of a CGU is compared to the recoverable amount of the CGU. The recoverable amounts of the (group of) CGUs are based on the higher of the fair value less costs of disposal (“FVLCD”) and value in use calculations. For CGUs representing more than 95% of goodwill, the recoverable amount is based on a value in use model. Value in use is determined by discounting the future cash flows generated from the continuing use of the unit using a pre-tax discount rate.

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

•

Cash flows after the first ten-year period (Europe five-year) are extrapolated using a perpetual growth rate equal to the expected annual long-term inflation, in order to calculate the terminal recoverable amount.

•	A per CGU-specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

In %	Pre-tax WACC	Expected annual long-term inflation 2023-2029	Expected volume growth rates 2023-2029
Europe	8.5	2.0	0.9
Americas (excluding Brazil)	12.1	2.9	2.7
Brazil	17.0	3.6	—
Africa, Middle East & Eastern Europe	22.7 - 35.3	6.9 - 8.7	0.0 - 2.9
Asia Pacific	13.5	3.4	3.9
Head Office	7.9	2.0	0.9

CGUs for which the recoverable amount is based on a FVLCD model represent less than 5% of goodwill.

The outcome of goodwill impairment tests in 2019 resulted in impairment losses of €6 million (2018: nil).

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

Accounting estimates and judgements

The cash flow projections used in the value in use calculations for goodwill impairment testing contain various judgements and estimations as described in the key assumptions for the value in use calculations.

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

Brands, customer-related and contract-based intangibles

Brands, customer-related and contract-based intangibles acquired as part of a business combination are recognised at fair value. Otherwise these acquired intangibles are recognised at cost and amortised over the estimated useful life of the individual brand, respectively over the remaining useful life of the customer relationships or the period of the contractual arrangements.

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

De-recognition of intangible assets

Intangible assets are derecognised when disposed or sold. Gains on sale of intangibles are presented in profit or loss as other income (refer to note 6.2); losses on sale are included in depreciation. Goodwill is derecognised when the related CGU is sold.

Impairment of non-financial assets

At each reporting date HEINEKEN reviews the carrying amounts of its non-financial assets (except for inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use. The CGU for other non-financial assets is often the operating company on country level. The recoverable amount of an asset or CGU is the higher of an asset’s FVLCD and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or CGU.

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

8.2 Property, plant and equipment

Property, plant and equipment (P,P&E) are fixed assets that are owned by HEINEKEN, as well as right of use (ROU) assets under a lease agreement. Owned and ROU assets are held for use in HEINEKEN’s operating activities. Refer to the table below for the split between owned assets and ROU assets as per balance sheet date:

In millions of €	Note	2019	2018
Property, plant and equipment—owned assets		12,230	11,359
Right of use assets	4	1,039	—
Property, plant and equipment		13,269	11,359

Owned assets

The table below details the historical cost per asset class and the movements during the year for owned assets.

		2019					2018
In millions of €	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost
Balance as at 1 January		6,978	8,872	5,344	998	22,192	6,911	8,393	5,166	902	21,372
Changes in consolidation and other transfers		25	23	8	3	59	5	74	12	2	93
Purchases		62	91	411	1,465	2,029	36	74	396	1,330	1,836
Transfer of completed projects under construction		328	737	327	(1,392)	—	314	615	315	(1,244)	—
Transfer (to)/from assets classified as held for sale		(23)	—	(1)	—	(24)	(89)	(108)	(31)	—	(228)
Disposals		(133)	(194)	(385)	(13)	(725)	(132)	(105)	(517)	(1)	(755)
Effect of movements in exchange rates		181	109	74	16	380	(67)	(71)	3	9	(126)
Balance as at 31 December		7,418	9,638	5,778	1,077	23,911	6,978	8,872	5,344	998	22,192

Depreciation and impairment losses
Balance as at 1 January		(2,178)	(5,116)	(3,539)	—	(10,833)	(2,089)	(4,706)	(3,460)	—	(10,255)
Changes in consolidation and other transfers		—	—	—	—	—	—	(64)	(6)	—	(70)
Depreciation charge for the year	6.6	(177)	(440)	(633)	—	(1,250)	(161)	(416)	(578)	—	(1,155)
Impairment losses	6.6	(15)	(27)	(10)	—	(52)	(29)	(89)	(15)	—	(133)
Transfer to/(from) assets classified as held for sale		8	—	—	—	8	10	33	24	—	67
Disposals		25	190	378	—	593	82	100	505	—	687
Effect of movements in exchange rates		(30)	(71)	(46)	—	(147)	9	26	(9)	—	26
Balance as at 31 December		(2,367)	(5,464)	(3,850)	—	(11,681)	(2,178)	(5,116)	(3,539)	—	(10,833)

Carrying amount

As at 1 January		4,800	3,756	1,805	998	11,359	4,822	3,687	1,706	902	11,117
As at 31 December		5,051	4,174	1,928	1,077	12,230	4,800	3,756	1,805	998	11,359

Land and buildings include the breweries and offices of HEINEKEN as well as stores, pubs and bars. The plant and machinery asset class contains all the assets needed in HEINEKEN’s brewing, packaging and filling activities. Other fixed assets mainly consist of returnable packaging materials, commercial fixed assets and furniture, fixtures and fittings. Refer to note 7.4 for further information on returnable packaging materials that are included in this category.

Impairment losses

In 2019 an impairment of Property, plant and equipment of €52 million was charged to profit or loss (2018: €133 million), relating to Asia Pacific and Africa, Middle East & Eastern Europe regions.

Right of use (ROU) assets

HEINEKEN leases stores, pubs, offices, warehouses, cars, (forklift) trucks and other equipment in the ordinary course of business. HEINEKEN has around 30,000 leases with a wide range of different terms and conditions, depending on local regulations and practice. Many leases contain extension and termination options, which are included in the lease term if HEINEKEN is reasonably certain to exercise an extension option and reasonably certain not to exercise a termination option. Refer to the table below for the carrying amount of ROU assets per asset class per balance sheet date:

In millions of €	2019	2018
Land and buildings	807	—
Equipment	232	—
Carrying amount ROU assets as at 31 December	1,039	—

During 2019 €271 million was added to the ROU assets as a result of entering into new leases which did not exist at the beginning of the year and the remeasurement of existing leases. The depreciation and impairments of ROU assets during the financial year were as follows:

In millions of €	2019	2018
Land and buildings	158	—
Equipment	80	—
Depreciation and impairments for ROU assets	238	—

Accounting estimates and judgements

Estimates are required to determine the (remaining) useful lives of fixed assets. Useful lives are determined based on an asset’s age, the frequency of its use, repair and maintenance policy, technology changes in production and expected restructurings.

HEINEKEN estimates the expected residual value per asset item. The residual value is the higher of the expected sales price (based on recent market transactions of similar sold items) or its material scrap value.

Depreciation is charged to profit or loss on a straight-line basis over the estimated useful lives of items of P,P&E. HEINEKEN believes that straight-line depreciation most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Significant judgement is required to determine the lease term. The assessment of whether HEINEKEN is reasonably certain to exercise such options impacts the lease term, which as a result could affect the amount of lease liabilities and ROU assets recognised.

Accounting policies

Owned assets

A fixed asset is recognised when it is probable that future economic benefits associated with the P,P&E item will flow to HEINEKEN and when the cost of the P,P&E can be reliably measured. The majority of the P,P&E of HEINEKEN are owned assets, rather than leased assets.

P,P&E are recognised at historical cost less accumulated depreciation and impairment losses. Historical cost includes all costs directly attributable to the purchase of an asset. The cost of self-constructed assets includes all directly attributable costs to make the asset ready for its intended use. Spare parts that meet the definition of P,P&E are capitalised and accounted for accordingly. If spare parts do not meet the recognition criteria of P,P&E, they are either carried in inventory or consumed and recorded in profit or loss.

Subsequent costs are capitalised only when it is probable that the expenses will lead to future economic benefits and can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

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

HEINEKEN reviews whether impairment triggers exists on Cash Generating Unit (CGU) level. When a triggering event exists, assets are tested for impairment (refer to note 8.1).

De-recognition of Property, plant & equipment

P,P&E is derecognised when it is scrapped or sold. Gains on sale of P,P&E are presented in profit or loss as other income (refer to note 6.2); losses on sale are included in depreciation.

Right of use (ROU) assets

Definition of a lease

A contract is or contains a lease if it provides the right to control the use of an identified asset for a period of time in exchange for an amount payable to the lessor. The right to control the use of the identified asset exists when having the right to obtain substantially all of the economic benefits from use of that asset and when having the right to direct the use of that asset.

HEINEKEN as a lessee

At the start date of the lease, HEINEKEN (lessee) recognises a right of use (ROU) asset and a lease liability on the balance sheet. The ROU asset is initially measured at cost, and subsequently at cost less accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. For measurement of the lease liability, refer to note 11.3.

HEINEKEN applies the following practical expedients for the recognition of leases:

•	The short-term lease exemption, meaning that leases with a duration of less than a year are expensed in the income statement on a straight-line basis.

•	The low value lease exemption, meaning that leased assets with an individual value of €5 thousand or less if bought new, are expensed in the income statement on a straight-line basis.

HEINEKEN as a lessor

A lease is classified as a finance lease when it transfers substantially all the risks and rewards relating to ownership of the underlying asset to the lessee. For contracts where HEINEKEN acts as an intermediate lessor, the subleases are classified with reference to the ROU asset.

Lease related notes

For lease liabilities, refer to note 11.3 Borrowings. For short-term and low value leases, refer to other expenses in note 6.3 Raw materials, consumables and services. For the lease receivables, refer to other receivables in note 8.4 Other non-current assets and other receivables in note 7.2 Trade and other receivables. For the contractual maturities of lease liabilities, refer to note 11.5 Credit, liquidity and market risk.

8.3 Loans and advances to customers

Loans and advances to customers are inherent to HEINEKEN’s business model. Loans to customers are repaid in cash on fixed dates while the settlement of advances to customers are linked to the sales volume of the customer. Loans and advances to customers are usually backed by collateral such as properties.

In millions of €	2019	2018
Loans to customers	55	52
Advances to customers	222	289
Loans and advances to customers	277	341

The movement in allowance for impairment losses for loans and advances to customers during the year was as follows:

In millions of €	2019	2018
Balance as at 1 January	135	145
Policy changes	—	(2)
Addition to allowance	7	5
Allowance used	(56)	(11)
Allowance released	(3)	—
Effect of movements in exchange rates	2	1
Other	(6)	(3)
Balance as at 31 December	79	135

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

Accounting policies

Loans and advances to customers are initially measured at fair value and subsequently at amortised cost minus any impairment losses.

8.4 Other non-current assets

Other non-current assets mainly consist of Fair Value through Other Comprehensive Income (FVOCI) investments, prepayments and other receivables with a duration longer than 12 months.

In millions of €	Note	2019	2018*
Fair value through OCI investments		408	501
Non-current derivatives	11.6	2	35
Loans to joint ventures and associates		38	9
Long-term prepayments		439	466
Other receivables		368	209
Other non-current assets		1,255	1,220

*	Restated for IAS 37. Refer to note 4 for further details.

The FVOCI investments primarily consist of equity securities. HEINEKEN designates these investments as FVOCI as these are not held for trading purposes. As at 31 December 2019 the investment of €241 million (2018: €331 million) in the Saigon Alcohol Beer and Beverages Corporation (‘SABECO’, Vietnam), is the main FVOCI equity investment.

The other receivables include lease receivables of €167 million (2018: nil). Including the short-term portion of lease receivables, the average outstanding term of the lease receivables is 4.6 years (2018: N/A). The remainder of other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian authorities on which interest is calculated in accordance with Brazilian legislation. Collection of this receivable is expected to be beyond a period of five years. A part of the aforementioned receivables qualifies for indemnification towards FEMSA which are provided for.

Sensitivity analysis – equity securities

An increase or decrease of 1% in the share price of the equity securities at the reporting date would not have a material impact.

Accounting estimates

HEINEKEN determines on each reporting date the impairment of other receivables using an expected credit loss model which estimates the credit losses over 12 months. Only in case a significant increase in credit risk occurs (e.g. more than 30 days overdue, change in credit rating, payment delays in other receivables from the customer) the credit losses over the lifetime of the asset are incurred. Individually significant other receivables are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. For more information on HEINEKEN’s credit risk exposure refer to 11.5.

Accounting policies

Fair value through OCI investments

HEINEKEN’s investments in equity securities are classified as FVOCI. These investments are interests in entities where HEINEKEN has less than significant influence. This is generally the case by ownership of less than 20% of the voting rights.

FVOCI investments are measured at fair value (refer to note 13.1). The fair value changes are recognised in OCI and presented within equity in the fair value reserve. Dividend income is recognised in profit or loss.

Non-current derivatives

Refer to the accounting policies on derivative financial instruments in note 11.6.

Other

The remaining non-current assets as presented in the previous table are initially measured at fair value and subsequently at amortised cost minus any impairment losses.

9. Provisions and contingent liabilities

9.1 Post-retirement obligations

HEINEKEN makes contributions to pension plans that provide pension benefits to (former) employees upon retirement, both via defined benefit as well as defined contribution plans. Other long term employee benefits include long-term bonus plans, termination benefits, medical plans and jubilee benefits. Refer to note 6.4 for the contribution to defined contribution plans. This note relates to HEINEKEN’s defined benefit pension plans. Refer to the table below for the present value of the defined benefit plans as at 31 December.

In millions of €	2019	2018
Present value of unfunded defined benefit obligations	307	251
Present value of funded defined benefit obligations	9,210	8,260
Total present value of defined benefit obligations	9,517	8,511
Fair value of defined benefit plan assets	(8,451)	(7,682)
Present value of net obligations	1,066	829
Asset ceiling items	53	51
Defined benefit plans included under non-current assets	7	7
Recognised liability for defined benefit obligations	1,126	887
Other long-term employee benefits	63	67
	1,189	954

The vast majority of benefit payments are from pension funds that are held in trusts (or equivalent), however, there is a small portion where HEINEKEN fulfils the benefit payment obligation as it falls due. Plan assets held in trusts are governed by Trustee Boards composed of HEINEKEN representatives and independent and/or member representation, in accordance with local regulations and practice in each country. The relationship and division of responsibility between HEINEKEN and the Trustee Board (or equivalent) including investment decisions and contribution schedules are carried out in accordance with the plan’s regulations.

The defined benefit pension plans in the Netherlands and the United Kingdom represent the majority of the total defined benefit plan assets and the present value of the defined benefit obligations. Refer to the table below for the split of these plans in the total present value of the net obligations of HEINEKEN.

In millions of €	2019 UK	2018 UK	2019 NL	2018 NL	2019 Other	2018 Other	2019 Total	2018 Total
Total present value of defined benefit obligations	3,945	3,611	4,096	3,587	1,476	1,313	9,517	8,511
Fair value of defined benefit plan assets	(3,529)	(3,276)	(3,939)	(3,488)	(983)	(918)	(8,451)	(7,682)
Present value of net obligations	416	335	157	99	493	395	1,066	829

Defined benefit plan in the Netherlands

HEINEKEN provides employees in the Netherlands with an average pay pension plan based on earnings up to the legal tax limit. Indexation of accrued benefits is conditional on the funded status of the pension fund. HEINEKEN pays contributions to the fund up to a maximum level agreed with the Board of the pension fund and has no obligation to make additional contributions in case of a funding deficit. In 2019, HEINEKEN’s cash contribution to the Dutch pension plan was at the maximum level. The same level is expected to be paid in 2020. As a result of an agreed final payment to settle a closed transitional plan, a one-off contribution of €85 million is expected to be paid in late 2020 or early 2021. Following this payment, the respective plan will be fully funded.

Defined benefit plan in the United Kingdom

HEINEKEN’s UK plan (Scottish & Newcastle pension plan ‘SNPP’) was closed to future accrual in 2011 and the liabilities thus relate to past service before plan closure. Based on the triennial review finalised in early 2019, HEINEKEN has renewed the funding plan (until 31 May 2023) including an annual deficit reduction contribution of GBP39.2 million in 2018, thereafter increasing with GBP1.7 million per year. At the end of 2018, an agreement (the Funding Agreement) was reached with the UK pension fund Trustees on a more conservative longer term funding and investment approach towards 2030. This agreement has been formalised during 2019 and leads to a gradual decrease of investment risk. The current schedule of deficit recovery payments until May 2023 will remain in place. As of June 2023 deficit recovery payments will be conditional on the funding position of the pensions fund and will be capped on the current contribution level.

Defined benefit plans in other countries

In a few other countries HEINEKEN offers defined benefit plans, which are individually not significant to HEINEKEN. The majority of these plans are closed for new participants.

Movement in net defined benefit obligation

The movement in the net defined benefit obligation during the year is as follows:

		Present value of defined benefit obligations		Fair value of defined benefit plan assets		Present value of net obligations
In millions of €	Note	2019	2018	2019	2018	2019	2018
Balance as at 1 January		8,511	9,088	(7,682)	(7,908)	829	1,180
Included in profit or loss
Current service cost		81	88	—	—	81	88
Past service cost/(credit)		(1)	14	—	—	(1)	14
Administration expense		—	—	3	4	3	4
Effect of any settlement		(5)	(1)	—	—	(5)	(1)
Expense recognised in personnel expenses	6.4	75	101	3	4	78	105
Interest expense/(income)	11.1	212	197	(182)	(166)	30	31
		287	298	(179)	(162)	108	136
Included in OCI
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from
Demographic assumptions		(93)	(177)	—	—	(93)	(177)
Financial assumptions		1,065	(329)	—	—	1,065	(329)
Experience adjustments		(125)	9	—	—	(125)	9
Return on plan assets excluding interest income		—	—	(579)	174	(579)	174
Effect of movements in exchange rates		210	(10)	(190)	9	20	(1)
		1,057	(507)	(769)	183	288	(324)
Other
Changes in consolidation and reclassification		20	6	(4)	17	16	23
Contributions paid:
By the employer		—	—	(175)	(170)	(175)	(170)
By the plan participants		24	21	(24)	(23)	—	(2)
Benefits paid		(382)	(395)	382	381	—	(14)
Settlements		—	—	—	—	—	—
		(338)	(368)	179	205	(159)	(163)
Balance as at 31 December		9,517	8,511	(8,451)	(7,682)	1,066	829

Defined benefit plan assets

	2019			2018
In millions of €	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Equity instruments:
Europe	579	—	579	815	—	815
Northern America	1,051	—	1,051	522	—	522
Japan	196	—	196	129	—	129
Asia other	122	—	122	60	—	60
Other	339	69	408	315	193	508
	2,287	69	2,356	1,841	193	2,034
Debt instruments:
Bonds – investment grade	3,759	512	4,271	2,150	1,353	3,503
Bonds – non-investment grade	251	240	491	223	507	730
	4,010	752	4,762	2,373	1,860	4,233
Derivatives	5	(602)	(597)	33	(537)	(504)
Properties and real estate	15	794	809	256	501	757
Cash and cash equivalents	107	17	124	196	(12)	184
Investment funds	66	848	914	523	239	762
Other plan assets	13	70	83	104	112	216
	206	1,127	1,333	1,112	303	1,415
Balance as at 31 December	6,503	1,948	8,451	5,326	2,356	7,682

The HEINEKEN pension funds monitor the mix of debt and equity securities in their investment portfolios based on market expectations. Material investments within the portfolio are managed on an individual basis. Through its defined benefit pension plans, HEINEKEN is exposed to a number of risks, the most significant are detailed below.

Risks associated with defined benefit plans

Asset volatility

The plan liabilities are calculated using a discount rate set with reference to AA corporate bond yields. If the return on the plan assets is less than the return on the liabilities implied by this assumption, this will create a deficit. Both the Netherlands and the UK plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long term, while providing volatility and risk in the short term.

In the Netherlands, an Asset-Liability Matching (ALM) study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 38% of plan assets in equity securities, 30% in bonds, 12.5% in other investments, 10% in mortgage and 9.5% in real estate. The last ALM study was performed in 2018.

In the UK, an actuarial valuation is performed at least on a triennial basis. The valuation is the basis for the funding plan, strategic investment policies and the (long-term) strategic investment mix. Following the 2018 valuation a strategic asset mix comprising 30% of plan assets in liability driven investments, 20% in equities, 15% in corporate bonds, 15% in higher yielding credit, 15% in private markets and 5% in long lease property. As part of the Funding Agreement, the strategic asset mix will evolve between now and 2030 to provide a greater certainty of return, lower volatility and higher cash generation.

Interest rate risk

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ fixed rate instruments holdings.

In the Netherlands, interest rate risk is partly managed through fixed income investments. These investments match the liabilities for 23.4% (2018: 24.4%). In the UK, interest rate risk is partly managed through the use of a mixture of fixed income investments and interest rate swap instruments. These investments and instruments match 49% of the interest rate sensitivity of the total liabilities (2018: 34%).

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

HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. In the UK, inflation is partly managed through the use of a mixture of inflation-linked derivative instruments. These instruments match 49% of the inflation-linked liabilities (2018: 37%).

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

Principal actuarial assumptions as at the balance sheet date

Based on the significance of the Dutch and UK pension plans compared with the other plans, the table below refers to the major actuarial assumptions for those two plans as at 31 December:

	The Netherlands		UK [1]
In %	2019	2018	2019	2018
Discount rate as at 31 December	0.9	1.8	2.1	2.9
Future salary increases	2.0	2.0	—	—
Future pension increases	0.5	0.8	2.9	3.0

[1]	The UK plan is closed for future accrual, leading to certain assumptions being equal to zero.

For the other defined benefit plans, the following actuarial assumptions apply as at 31 December:

	Europe		Americas		Africa, Middle East & Eastern Europe
In %	2019	2018	2019	2018	2019	2018
Discount rate as at 31 December	0.3-0.9	1.0-2.9	6.8-14.0	7.0-12.9	0.9-12.4	1.8-15.5
Future salary increases	0.0-3.5	0.0-4.0	0.0-4.5	0.0-4.5	0.0-5.0	2.0-11.4
Future pension increases	0.0-1.5	0.0-3.0	0.0-3.6	0.0-3.5	0.0-2.9	0.0-5.0
Medical cost trend rate	0.0-4.5	0.0-4.5	0.0-13.1	0.0-12.2	0.0-0.0	0.0-0.0

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

HEINEKEN expects the regular contributions to be paid for the defined benefit plans for 2020 to be in line with 2019. For the pension fund in The Netherlands, a one-off contribution of €85 million is expected to be paid in late 2020 or early 2021.

Sensitivity analysis

As at the reporting date, changes to one of the relevant actuarial assumptions that are considered reasonably possible, holding other assumptions constant, would have affected the defined benefit obligation by the following amounts:

	31 December 2019		31 December 2018
Effect in millions of €	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate (0.5% movement)	(770)	884	(686)	781
Future salary growth (0.25% movement)	17	(16)	48	(46)
Future pension growth (0.25% movement)	365	(335)	341	(316)
Medical cost trend rate (0.5% movement)	6	(5)	4	(3)
Life expectancy (1 year)	393	(392)	339	(341)

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

9.2 Provisions

Provisions within HEINEKEN mainly relate to claims and litigation that arise in the ordinary course of business. The outcome depends on future events, which are by nature uncertain.

In millions of €	Claims and litigation	Taxes	Restruc- turing	Onerous contracts	Other	Total
Balance as at 1 January 2019*	355	375	130	49	88	997
Changes in accounting policy[1]	—	—	—	(11)	—	(11)
Provisions made during the year	94	46	86	4	31	261
Provisions used during the year	(6)	(21)	(54)	(1)	(11)	(93)
Provisions reversed during the year	(119)	(63)	(8)	(12)	(26)	(228)
Effect of movements in exchange rates	(3)	(1)	—	1	(2)	(5)
Unwinding of discounts	18	1	—	—	—	19
Balance as at 31 December 2019	339	337	154	30	80	940

Non-current	326	260	93	17	60	756
Current	13	77	61	13	20	184

*	Restated for IAS 37. Refer to note 4 for further details.
[1]	Change in accounting policy for IFRS 16. Refer to note 4 for further details

Claims and litigation

The provisions for claims and litigation of €339 million mainly relate to civil and labour claims in Brazil.

Taxes

The provisions for taxes of €337 million do not relate to income tax within the scope of IAS 12 and mainly relate to Brazil. Tax legislation in Brazil is highly complex and subject to interpretation, therefore the timing of the cash outflows for these provisions is uncertain.

Restructuring

The provisions for restructuring of €154 million (2018: €130 million) mainly relate to restructuring programmes in Spain and the Netherlands.

Other provisions

Included are, among others, surety and guarantees provided of €42 million (2018: €47 million).

Accounting estimates

In determining the likelihood and timing of potential cash out flows, HEINEKEN needs to make estimates. For claims, litigation and tax provisions HEINEKEN bases its assessment on internal and external legal assistance and established precedents. For large restructurings, management assesses the timing of the costs to be incurred, which influences the classification as current or non-current liabilities.

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

Tax

The tax contingencies mainly relate to tax positions in Latin America and include a large number of cases with a risk assessment lower than probable but possible. Assessing the amount of tax contingencies is highly judgemental, and the timing of possible outflows is uncertain. The best estimate of tax related contingent liabilities is €957 million (2018: €937 million), out of which €171 million (2018: €171 million) qualifies for indemnification. For several tax contingencies that were part of acquisitions, an amount of €306 million (2018: €369 million) has been recognised as provisions and other non-current liabilities in the balance sheet (refer to note 9.2).

Other contingencies

The other contingencies relate to civil cases in Brazil. Management’s best estimate of the financial effect for these cases is €39 million (2018: €64 million). For the other contingencies that were part of acquisitions, an amount of €23 million (2018: €31 million) has been recognised as provisions in the balance sheet (refer to note 9.2).

Guarantees

In millions of €	Total 2019	Less than 1 year	1-5 years	More than 5 years	Total 2018
Guarantees to banks for loans (to third parties)	332	47	280	5	325
Other guarantees	1,019	330	378	311	959
Guarantees	1,351	377	658	316	1,284

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

10. Acquisitions, disposals and investments

10.1 Acquisitions and disposals

Acquisitions and disposals in 2019

During 2019 no significant acquisitions or disposals took place.

Prior year adjustments

During 2019 all the provisional accounting periods of the 2018 acquisitions have been closed without material adjustments.

10.2 Assets or disposal groups classified as held for sale

The assets and liabilities below are classified as held for sale following the commitment of HEINEKEN to a plan to sell these assets and liabilities. Efforts to sell these assets and liabilities have commenced and are expected to be completed within one year.

Assets held for sale and liabilities associated with assets classified as held for sale

In millions of €	2019	2018
Current assets	—	34
Property, plant and equipment	46	183
Intangible assets	—	153
Other non-current assets	65	31
Assets classified as held for sale	111	401

Current liabilities	—	(101)
Non-current liabilities	—	(31)
Liabilities associated with assets classified as held for sale	—	(132)

In 2018 the assets and liabilities held for sale mainly related to HEINEKEN’s operating entities in China and Hong Kong, which have been sold as part of the strategic partnership with China Resources Enterprise, Limited (‘CRE’) and China Resources Beer (Holdings) Co. Ltd. (‘CR Beer’). This transaction was closed in 2019 (refer to note 6.2).

Accounting estimates and judgements

HEINEKEN classifies assets or disposal groups as held for sale when they are available for immediate sale in its present condition and the sale is highly probable. HEINEKEN should be committed to the sale and it should be unlikely that the plan to sale will be withdrawn. This might be difficult to demonstrate in practice and involves judgement.

Accounting policies

Assets or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at the lower of their carrying amount and FVLCD.

Intangible assets and P,P&E once classified as held for sale are not amortised or depreciated. In addition, equity accounting of equity-accounted investees ceases once classified as held for sale.

10.3 Investments in associates and joint ventures

HEINEKEN has interests in a number of joint ventures and associates. The total carrying amount of these associates and joint ventures was €4,868 million as at 31 December 2019 (2018: €2,021 million) and the total share of profit and other comprehensive income was €144 million in 2019 (2018: €174 million, 2017: €68 million).

The investments in associates and joint ventures includes the interest of HEINEKEN in United Breweries Limited (UBL) in India. On 10 October 2018, officials from the Competition Commission of India visited UBL for an investigation in relation to allegations of price fixing. The related investigation report was communicated to UBL on 13 December 2019. Currently, UBL is in the process of reviewing the investigation report and preparing its response. As the decision of the Competition Commission of India is pending, UBL deems it not practicable at this stage to estimate its potential financial effect, if any.

The associate CRH (Beer) Limited (‘CBL’) is considered to be individually material. HEINEKEN holds a shareholding of 40% in CRH (Beer) Limited (‘CBL’) as of 29 April 2019. CBL holds a controlling interest of 51.67% in China Resources Beer (Holdings) Co. Ltd. (‘CR Beer’), a company incorporated in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited, operating in the beer business in China. Consequently, HEINEKEN has an effective 20.67% economic interest in CR Beer. Based on the closing share price of HKD43.10 as at 31 December 2019 the fair value of this economic interest in CR Beer amounts to €3,304 million. The carrying amount of CBL as at 31 December 2019 amounts to €2,716 million.

Set out below is the summarised financial information of CR Beer, not adjusted for the percentage of ownership held by HEINEKEN. The financial information has been amended to reflect adjustments made by HEINEKEN when using the equity method (such as fair value adjustments). Due to a difference in reporting timelines the financial information is included with a two month delay. This means that the financial information included relates to the period May-October 2019. The reconciliation of the summarised financial information to the carrying amount of the effective interest in CR Beer is also presented.

In millions of €	2019
Summarised balance sheet (100%)
Non-current assets	8,708
Current assets	1,140
Non-current liabilities	(1,470)
Current liabilities	(2,577)
Net assets	5,801
Reconciliation to carrying amount
Opening net assets[1]	5,887
Profit for the period	61
Other comprehensive income	(86)
Dividends paid	(61)
Closing net assets	5,801
Company’s share in %	20.67%
Company’s share	1,199
Goodwill	1,517
Carrying amount	2,716
Summarised income statement (100%)
Revenue	2,500
Profit	61
Other comprehensive income	(86)
Total comprehensive income	(25)
Dividends received	13

[1]	On the acquisition date 29 April 2019.

Summarised financial information for equity accounted joint ventures and associates

The following table includes, in aggregate, the carrying amount and HEINEKEN’s share of profit and OCI of joint ventures and associates (net of income tax):

	Joint ventures			Associates
In millions of €	2019	2018	2017	2019[1]	2018	2017
Carrying amount of interests	1,734	1,748	1,612	3,134	273	229
Share of:
Profit or loss from continuing operations	112	192	43	52	18	32
Other comprehensive income	4	(37)	(13)	(24)	1	6
	116	155	30	28	19	38

[1]	The 2019 column includes the investment in CR Beer, which is considered to be individually material. The other joint ventures and associates are considered to be individually immaterial.

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

When HEINEKEN’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that HEINEKEN has an obligation or has made a payment on behalf of the associate or JV.

11. Financing and capital structure

11.1 Net finance income and expense

Interest expenses are mainly related to interest charges over the outstanding bonds, commercial paper and bank loans (refer to note 11.3). Other net finance income and expenses comprises dividend income, fair value changes of financial assets and liabilities measured at fair value, transactional foreign exchange gains and losses (on net basis), unwinding of discount on provisions and interest on the net defined benefit obligation.

In millions of €	Note	2019	2018*	2017*
Interest income		75	71	78
Interest expenses		(529)	(492)	(468)
Dividend income from fair value through OCI investments [2]		10	16	10
Net change in fair value of derivatives		(14)	71	(149)
Net foreign exchange gain/(loss)[1]		(25)	(102)	56
Unwinding discount on provisions	9.2	(19)	(17)	(14)
Interest on the net defined benefit obligation	9.1	(26)	(31)	(33)
Other		15	(1)	7
Other net finance income/(expenses)		(59)	(64)	(123)
Net finance income/(expenses)		(513)	(485)	(513)

*	Restated for IAS 37. Refer to note 4 for further details.
[1]	Transactional foreign exchange effects of working capital and foreign currency denominated loans, the latter being offset by net change in fair value of derivatives.
[2]	In 2017 these investments were classified as available-for-sale investments

Interest expenses include the interest component of lease liabilities of €55 million (2018: N/A, 2017: N/A).

Accounting policies

Interest income and expenses are recognised as they accrue, using the effective interest method.

Dividend income is recognised in the income statement on the date that HEINEKEN’s right to receive payment is established, which is the ex-dividend date in the case of quoted securities.

11.2 Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. In general bank overdrafts form an integral part of HEINEKEN’s cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

In millions of €	Note	2019	2018
Cash and cash equivalents		1,821	2,903
Bank overdrafts	11.3	(1,134)	(655)
Cash and cash equivalents in the statement of cash flows		687	2,248

The following table presents recognised ‘Cash and cash equivalents’ and ‘Bank overdrafts’, and the impact of the netting of gross amounts. The ‘Net amount’ below refers to the impact on HEINEKEN’s balance sheet if all amounts subject to legal offset rights are netted.

In millions of €	Gross amounts	Gross amounts offset in the statement of financial position	Net amounts presented in the statement of financial position	Amounts subject to legal offset rights	Net amount
Balance as at 31 December 2019
Assets
Cash and cash equivalents	1,821	—	1,821	(600)	1,221
Liabilities
Bank overdrafts	(1,134)	—	(1,134)	600	(534)

Balance as at 31 December 2018
Assets
Cash and cash equivalents	3,241	(338)	2,903	(260)	2,643
Liabilities
Bank overdrafts	(993)	338	(655)	260	(395)

HEINEKEN operates in a number of territories where there is limited availability of foreign currency resulting in restrictions on remittances. Mainly as a result of these restrictions, €342 million (2018: €330 million) of cash included in cash and cash equivalents is restricted for use by the Company, yet available for use in the relevant subsidiary’s day-to-day operations.

Accounting policies

Cash and cash equivalents are initially recognised at fair value and subsequently at amortised cost.

HEINEKEN has cash pooling arrangements with legally enforceable rights to offset cash and overdraft balances. Where there is an intention to settle on a net basis, cash and overdraft balances relating to the cash pooling arrangements are reported on a net basis in the statement of financial position.

11.3 Borrowings

HEINEKEN mainly uses bonds, commercial paper and bank loans to ensure sufficient financing to support its operations. Net interest-bearing debt is the key metric for HEINEKEN to measure its indebtness.

	Note	2019			2018
In millions of €	Note	Non-current	Current	Total	Non-current	Current	Total
Unsecured bond issues		11,774	1,014	12,788	12,179	971	13,150
Lease liabilities		1,003	255	1,258	—	—	—
Bank loans		462	22	484	309	17	326
Other interest-bearing liabilities		127	568	695	140	37	177
Deposits from third parties[1]		—	693	693	—	678	678
Bank overdrafts		—	1,134	1,134	—	655	655
Total borrowings		13,366	3,686	17,052	12,628	2,358	14,986
Market value of cross-currency interest rate swaps	11.5			28			(2)
Cash and cash equivalents	11.2			(1,821)			(2,903)
Net interest-bearing debt position				15,259			12,081

[1]	Mainly employee deposits

As at 31 December 2019, €103 million of the €484 million of bank loans is secured (2018: €97 million). As at 31 December 2019 other interest bearing liabilities includes €532 million of commercial paper (2018: nil).

Changes in borrowings

In millions of €	Unsecured bond issues	Lease liabilities	Bank loans	Other interest- bearing liabilities	Deposits from third parties	Derivatives used for financing activities	Assets and liabilities used for financing activities
Balance as at 1 January 2019	13,150	—	326	177	678	(2)	14,329
Policy changes	—	1,252	—	—	—	—	1,252
Consolidation changes	—	4	15	8	—	—	27
Effect of movements in exchange rates	97	29	(1)	—	1	38	164
Addition of leases	—	268	—	—	—	—	268
Proceeds	516	—	335	1,339	98	—	2,288
(Re)payments	(984)	(259)	(189)	(832)	(105)	(8)	(2,377)
Transfer to liabilities held for sale	—	(4)	—	—	—	—	(4)
Interest paid over lease liability	—	(55)	—	—	—	—	(55)
Other	9	23	(2)	3	21	—	54
Balance as at 31 December 2019	12,788	1,258	484	695	693	28	15,946

In millions of €	Unsecured bond issues	Lease liabilities	Bank loans	Other interest- bearing liabilities	Deposits from third parties	Derivatives used for financing activities	Assets and liabilities used for financing activities
Balance as at 1 January 2018	11,948	—	360	1,156	649	(57)	14,056
Consolidation changes	—	—	1	2	—	—	3
Effect of movements in exchange rates	172	—	(18)	39	1	(114)	80
Proceeds	1,242	—	216	25	39	172	1,694
Repayments	(225)	—	(247)	(1,046)	(11)	(4)	(1,533)
Transfer to liabilities held for sale	—	—	—	—	—	—	—
Other	13	—	14	1	—	1	29
Balance as at 31 December 2018	13,150	—	326	177	678	(2)	14,329

Cash flows from financing activities are mainly generated by bonds, commercial paper, bank loans and other interest bearing liabilities presented above. Additionally, HEINEKEN also uses derivatives related to its financing, which can be recognised as assets or liabilities. The above table details the reconciliation of the liabilities and assets arising from financing activities to the cash flow from financing activities. Bank overdrafts form an integral part of HEINEKEN’s cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. For more information on derivatives refer to note 11.6.

The interest rate on the net debt position as at 31 December 2019 was 3.0% (2018: 3.2%). This interest rate includes the first time impact of IFRS 16. The average maturity of the bonds as at 31 December 2019 was 7 years (2018: 8 years).

Financing headroom

The committed financing headroom at Group level was approximately €3.0 billion as at 31 December 2019 and consisted of the undrawn revolving credit facility and centrally available cash minus commercial paper and other short-term borrowings. The financing headroom was lower than last year (2018: €5.2 billion) as HEINEKEN maintained higher cash balances in 2018 in anticipation of the settlement of the transactions related to CR Beer in China.

Accounting estimates

Significant judgement is required to determine the lease term and the incremental borrowing rate. The assessment of whether HEINEKEN is reasonably certain to exercise such options impacts the lease term, which as a result could affect the amount of lease liabilities recognised. The assumptions used in the determination of the incremental borrowing rate could impact the rate used in discounting future payments, which as a result could have an impact on the amount of lease liabilities recognised.

Accounting policies

Borrowings

Borrowings are initially measured at fair value less transaction costs. Subsequently the borrowings are measured at amortised cost using the effective interest rate method. Borrowings included in a fair value hedge are stated at fair value in respect of the risk being hedged.

Borrowings for which HEINEKEN has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date are classified as non-current liabilities. For the accounting policy on derivatives and cash and cash equivalents refer to notes 11.6. and 11.2 respectively.

Lease liabilities

Lease liabilities are measured at the present value of the lease payments to be paid during the lease term, discounted using the incremental borrowing rate (‘IBR’). Lease liabilities are subsequently increased by the interest cost on the lease liabilities and decreased by lease payments made. The lease liabilities will be remeasured when there is a change in the amount to be paid (e.g. due to indexation) or when there is a change in the assessment of the lease terms.

The IBR is determined on a country level. For each country there are separate rates depending on the contract currency and the term of the lease. The IBR is calculated based on the local risk free rate plus a country default spread and a credit spread.

The lease term is determined as the non-cancellable period of a lease, together with:

•	Periods covered by an unilateral option to extend the lease if HEINEKEN is reasonably certain to make use of that option

•	Periods covered by an option to terminate the lease if HEINEKEN is reasonably certain not to make use of that option.

HEINEKEN applies the following practical expedients for the recognition of leases:

•	Apply a single discount rate per country to a portfolio of leases with reasonably similar characteristics

•	Include non-lease components in the lease liability for equipment leases.

11.4 Capital and reserves

Share capital

Refer to the table below for the issued share capital as at 31 December. All issued shares are fully paid.

	2019		2018
Share capital	Shares of €1.60	Nominal value in millions of €	Shares of €1.60	Nominal value in millions of €
1 January	576,002,613	922	576,002,613	922
Changes	—	—	—	—
31 December	576,002,613	922	576,002,613	922

The Company’s authorised capital amounts to €2,500 million, consisting of 1,562,500,000 shares.

The shareholders are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholder meetings of the Company. In respect of the treasury shares that are held by HEINEKEN, rights are suspended.

Share premium

As at 31 December 2019, the share premium amounted to €2,701 million (2018: €2,701 million).

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

Reserve for own shares

The reserve for own shares comprises the treasury shares held by HEINEKEN. Refer to the table below with the changes in 2019.

Reserve for own shares	Number of shares
1 January 2019	5,823,026
Changes	(5,128,456)
31 December 2019	694,570

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of €	2019	2018	2017
Final dividend previous year €1.01, respectively €0.93 per qualifying share	581	531	468
Interim dividend current year €0.64, respectively €0.59 per qualifying share	368	335	307
Total dividend declared and paid	949	866	775

For 2019, a payment of a total cash dividend of €1.68 per share (2018: €1.60) will be proposed at the AGM. If approved, a final dividend of €1.04 per share will be paid on 7 May 2020, as an interim dividend of €0.64 per share was paid on 8 August 2019. The payment will be subject to 15% Dutch withholding tax.

After the balance sheet date, the Executive Board proposed the following appropriation of profit. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of €	2019	2018*	2017
Dividend per qualifying share €1.68 (2018: €1.60)	967	912	838
Addition to retained earnings	1,199	1,001	1,097
Net profit	2,166	1,913	1,935

*	Restated for IAS 37. Refer to note 4 for further details.

Non-controlling interests

The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. The total NCI as at 31 December 2019 amounted to €1,164 million (2018: €1,183 million).

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

Credit risk

Credit risk is the risk of a loss to HEINEKEN when a customer or counterparty fails to pay. All local operations are required to comply with the Global Credit Policy and develop local credit management procedures accordingly. HEINEKEN reviews and updates the Global Credit Policy periodically to ensure that adequate controls are in place to mitigate credit risk.

Credit risk arises mainly from HEINEKEN’s receivables from customers like trade receivables, loans to customers and advances to customers. At the balance sheet date, there were no significant concentrations of credit risk.

Loans and advances to customers

HEINEKEN’s loans and receivables include loans and advances to customers. Loans and advances to customers are usually backed by collateral such as properties. HEINEKEN charges interest on loans to its customers.

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

Customers are monitored, on a country basis, according to their credit risk characteristics. Distinction is made between individuals and legal entities, type of distribution channel, geographic location, ageing profile, maturity and existence of previous financial difficulties.

HEINEKEN has a policy in place in respect of compliance with Anti-Money Laundering Laws. HEINEKEN considers it important to know with whom business is done and from whom payments are received.

Allowances

HEINEKEN establishes allowances for impairment of loans and advances to customers, trade- and other receivables using an expected credit losses model. These allowances cover specific loss components that relate to individual exposures, and a collective loss component established for groups of similar customers. The collective loss allowance is determined based on historical data of payment statistics and updated periodically to incorporate forward looking information. The loans and advances to customers, trade- and other receivables are written off when there is no reasonable expectation of recovery.

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

Exposure to credit risk

Below the maximum exposure to credit risk as per reporting date is shown:

In millions of €	Note	2019	2018*
Cash and cash equivalents	11.2	1,821	2,903
Trade and other receivables, excluding prepayments	7.2	3,738	3,413
Derivative assets	11.6	30	70
Fair value through OCI investments	8.4	408	501
Loans and advances to customers	8.3	277	341
Other non-current receivables	8.4	406	218
Guarantees to banks for loans (to third parties)	9.3	332	325
		7,012	7,771

*	Restated for IAS 37. Refer to note 4 for further details.

The exposure to credit risk by geographic region for trade and other receivables excluding prepayments is as follows:

In millions of €	2019	2018
Europe	1,590	1,463
Americas	1,056	925
Africa, Middle East & Eastern Europe	518	450
Asia Pacific	468	395
Head Office & Other/eliminations	106	180
	3,738	3,413

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

HEINEKEN has a clear focus on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. HEINEKEN seeks to align the maturity profile of its long-term debts with its forecasted cash flow generation. More information about borrowing facilities is presented in note 11.3. Furthermore, strong cost and cash management as well as controls over investment proposals are in place.

Contractual maturities

The following table presents an overview of the expected timing of cash-out and inflows of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments.

	2019
In millions of €	Carrying amount	Contractual cash flows	Less than 1 year	1-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(15,793)	(18,653)	(3,831)	(5,434)	(9,388)
Lease liabilities	(1,258)	(1,861)	(304)	(683)	(874)
Trade and other payables and returnable packaging deposits (excluding interest payable, dividends and including non-current part)	(7,972)	(7,971)	(7,846)	(91)	(34)
Derivative financial assets and (liabilities)
Cross currency interest rate swaps	(28)	(97)	(8)	(26)	(63)
Forward exchange contracts	(29)	(54)	(53)	(1)	—
Commodity derivatives	(5)	(5)	(5)	—	—
Other derivatives	2	2	2	—	—
Total	(25,083)	(28,639)	(12,045)	(6,235)	(10,359)

	2018
Financial liabilities
Interest-bearing liabilities	(14,986)	(18,119)	(2,687)	(5,305)	(10,127)
Trade and other payables and returnable packaging deposits (excluding interest payable, dividends and including non-current part)	(7,331)	(7,332)	(7,223)	(84)	(25)
Derivative financial assets and (liabilities)
Cross currency interest rate swaps	2	(38)	—	(14)	(24)
Forward exchange contracts	(18)	(24)	(23)	(1)	—
Commodity derivatives	(18)	(18)	(21)	3	—
Other derivatives	1	1	1	—	—
Total	(22,350)	(25,530)	(9,953)	(5,401)	(10,176)

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

The main currencies that give rise to this risk are the US Dollar, Mexican Peso, Brazilian Real, British Pound, Vietnamese Dong and Euro. In 2019, the transactional exchange risk was hedged in line with the hedging policy to the extent possible. The resulting transactional impact was negative, whereas the translational impact was positive.

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

HEINEKEN’s policy is to hedge material recognised transactional exposure like trade payables, receivables, borrowings and declared dividends. For material unrecognised transactional exposures like forecasted sales in foreign currencies, HEINEKEN hedges the exposure between agreed percentages according to the policy.

It is HEINEKEN’s policy to provide intra-HEINEKEN financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on a subsidiary level. The resulting exposure at Group level is hedged by means of foreign currency denominated external debts and by forward exchange contracts. Intra-HEINEKEN financing in foreign currencies is mainly in British Pound, US Dollar and Swiss Franc. In some cases, HEINEKEN elects to treat intra-HEINEKEN financing with a permanent character as equity and does not hedge the foreign currency exposure.

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

Exposure to foreign currency risk

Based on notional amounts, HEINEKEN’s transactional exposure to the US Dollar and Euro was as follows. The Euro column relates to transactional exposure to the Euro within subsidiaries which are reporting in other currencies. The amounts below include intra-HEINEKEN cash flows.

	2019		2018
In millions	EUR	USD	EUR	USD
Financial assets	171	4,908	164	4,919
Financial liabilities	(2,243)	(5,524)	(1,969)	(5,422)
Gross balance sheet exposure	(2,072)	(616)	(1,805)	(503)
Estimated forecast sales next year	161	1,203	157	1,428
Estimated forecast purchases next year	(1,871)	(2,644)	(1,924)	(2,479)
Gross exposure	(3,782)	(2,057)	(3,572)	(1,554)
Net notional amounts foreign exchange contracts	366	858	348	596
Net exposure	(3,416)	(1,199)	(3,224)	(958)
Sensitivity analysis
Equity	(142)	18	(121)	7
Profit or loss	(21)	(12)	(10)	(1)

The sensitivity analysis above shows the impact on equity and profit of a 10% strengthening of the US Dollar against the Euro or, in case of the Euro, a strengthening of the Euro against all other currencies as at 31 December 2019. This analysis assumes that all other variables, in particular interest rates, remain constant. In case of a 10% weakening, the effects are equal but with an opposite effect.

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

HEINEKEN opts for a mix of fixed and variable interest rate financial instruments like bonds, commercial paper and bank loans, combined with the use of derivative interest rate instruments. Currently, HEINEKEN’s interest rate position is more weighted towards fixed than floating. Interest rate derivative instruments that can be used are (cross-currency) interest rate swaps, forward rate agreements, caps and floors.

Interest rate risk – profile

At the reporting date, the interest rate profile of HEINEKEN’s interest-bearing financial instruments is as follows:

In millions of €	2019	2018*
Fixed rate instruments
Financial assets	128	121
Financial liabilities	(14,822)	(13,214)
Cross-currency interest rate swaps	445	437
	(14,249)	(12,656)

Variable rate instruments
Financial assets	2,275	3,211
Financial liabilities	(2,230)	(1,771)
Cross-currency interest rate swaps	(463)	(463)
	(418)	977

*	Restated for IAS 37. Refer to note 4 for further details.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would not have a material impact.

Commodity price risk

Commodity price risk is the risk that changes in the prices of commodities will affect HEINEKEN’s cost. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters. The main commodity exposure relates to the purchase of aluminium cans, glass bottles, malt and utilities. Commodity price risk is in principle mitigated by negotiating fixed prices in supplier contracts with various contract durations.

Another method to mitigate commodity price risk is by entering into commodity derivatives. HEINEKEN enters into commodity derivatives for aluminium hedging and to a certain extent other derivatives for commodities like fuel, corn and sugar. HEINEKEN does not enter into commodity contracts other than to meet HEINEKEN’s expected usage and sale requirements.

Sensitivity analysis for aluminium hedges

The table below details the estimated pre-tax impact on equity of a 10% change in the market price of aluminium.

	Equity
In millions of €	10% increase	10% decrease
31 December 2019
Aluminium hedges	36	(36)

11.6 Derivative financial instruments

HEINEKEN uses derivatives in order to manage market risks. Refer to the table below for the fair value of derivatives recorded on the balance sheet of HEINEKEN as per reporting date:

	2019		2018
In millions of €	Asset	Liability	Asset	Liability
Current	28	(69)	35	(70)
Non-current[1]	2	(22)	35	(33)
	30	(91)	70	(103)

[1]	Non-current derivative assets and liabilities are part of ‘Other non-current assets’ (note 8.4) and ‘Other non-current liabilities’ (note 11.6) respectively.

Generally, HEINEKEN seeks to apply hedge accounting or make use of natural hedges in order to minimise profit and loss or cash flow volatility. Refer to the table below for derivatives that are used in hedge accounting:

	2019		2018
In millions of €	Asset	Liability	Asset	Liability
No hedge accounting - CCIRS	—	(16)	7	—
No hedge accounting - Other	4	(10)	6	(3)
Cash flow hedge - Forwards	11	(31)	21	(38)
Cash flow hedge - Commodity forwards	15	(20)	12	(30)
Fair value hedge - CCIRS	—	(7)	—	(29)
Net investment hedge - CCIRS	—	(5)	24	—
Net investment hedge - Forwards	—	(2)	—	(3)
	30	(91)	70	(103)

Cash flow hedges

The hedging of future, highly probable forecasted transactions are designated as cash flow hedges. Cash flow hedges are entered into to cover commodity price risk and transactional foreign exchange risk.

Fair value hedges

HEINEKEN has entered into several cross-currency interest rate swaps (CCIRS) which have been designated as fair value hedges to hedge the foreign exchange rate risk on the principal amount and future interest payments of certain US Dollar borrowings. The borrowings and the cross-currency interest rate swaps have the same critical terms. The accumulated loss arising on derivatives as designated hedging instruments in fair value hedges amounts to €11 million as at 31 December 2019. The gain arising on the adjustment for the hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship also amounts to €11 million as at 31 December 2019.

Net investment hedges

HEINEKEN hedges its investments in certain subsidiaries by entering into local currency denominated borrowings, forward contracts and cross-currency interest rate swaps, which mitigate the foreign currency translation risk arising from the subsidiaries net assets. These borrowings, forward contracts and swaps are designated as net investment hedges and fully effective, as such there was no ineffectiveness recognised in profit and loss in 2019 (2018: nil). As at 31 December 2019 the fair value of these borrowings was €288 million (2018: €453 million), the market value of forward contracts was €2 million negative (2018: €3 million negative) and the market value of these swaps was €5 million negative (2018: €24 million positive).

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

Cash flow hedge

Changes in the fair value are recognised in other comprehensive income and presented in the hedging reserve within equity to the extent that the hedge is effective. The ineffective part is recognised as other net finance income/(expense). When the hedged risk impacts the profit or loss, the amounts previously recognised in other comprehensive income are recycled through other comprehensive income and transferred to the same item in the profit or loss as the hedged item. When the hedged risk subsequently results in a non-financial asset or liability (e.g. inventory or P,P&E), the amount previously recognised in the cash flow hedge reserve is directly included in its carrying amount and does not affect other comprehensive income.

Fair value hedge

The fair value changes of derivatives used in fair value hedges are recognised in profit or loss.

Net investment hedge

The fair value changes of derivatives used in net investment hedges are recognised in other comprehensive income and presented within equity in the translation reserve. Any ineffectiveness is recognised in profit or loss.

12.	Tax

12.1	Income tax expense

Recognised in profit or loss

In millions of €	2019	2018*	2017*
Current tax expense
Current year	896	809	815
Under/(over) provided in prior years	27	(24)	(16)
	923	785	799
Deferred tax expense
Origination and reversal of temporary differences, tax losses and tax credits	30	(29)	(27)
De-recognition/(recognition) of deferred tax assets	(33)	—	11
Effect of changes in tax rates	(1)	(3)	(45)
Under/(over) provided in prior years	(9)	(12)	2
	(13)	(44)	(59)
Total income tax expense in profit or loss	910	741	740

*	Restated for IAS 37. Refer to note 4 for further details.

Reconciliation of the effective tax rate

In millions of €	2019	2018*	2017*
Profit before income tax	3,284	2,846	2,975
Share of net profit of associates and joint ventures	(164)	(210)	(75)
Profit before income tax excluding share of profit of associates and joint ventures	3,120	2,636	2,900

*	Restated for IAS 37. Refer to note 4 for further details.

	%	2019	%	2018*	%	2017*
Income tax using the Company’s domestic tax rate	25.0	780	25.0	659	25.0	696
Effect of tax rates in foreign jurisdictions	0.7	21	(0.1)	(3)	0.6	15
Effect of non-deductible expenses	3.2	100	2.3	62	2.6	75
Effect of tax incentives and exempt income	(3.8)	(119)	(3.2)	(84)	(3.4)	(98)
De-recognition/(recognition) of deferred tax assets	(1.1)	(33)	—	—	0.4	11
Effect of unrecognised current year losses	2.8	87	3.4	89	1.7	49
Effect of changes in tax rates	—	(1)	(0.1)	(3)	(1.6)	(45)
Withholding taxes	2.1	67	3.2	84	2.3	65
Under/(over) provided in prior years	0.6	18	(1.4)	(37)	(0.5)	(14)
Other reconciling items	(0.3)	(10)	(1.0)	(26)	(0.4)	(12)
	29.2	910	28.1	741	26.7	740

*	Restated for IAS 37. Refer to note 4 for further details.

The higher effective tax rate in 2019 is mainly driven by the new interest deduction limitation rules in the Netherlands.

For the income tax impact on items recognised in other comprehensive income, refer to note 12.3.

12.2	Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
In millions of €	2019	2018*	2019	2018*	2019	2018*
P,P&E	98	92	(803)	(560)	(705)	(468)
Intangible assets	29	29	(1,358)	(1,360)	(1,329)	(1,331)
Investments	41	44	(5)	(5)	36	39
Inventories	47	40	(12)	(12)	35	28
Borrowings	308	11	—	—	308	11
Post-retirement obligations	278	231	(4)	(6)	274	225
Provisions	302	310	(28)	(27)	274	283
Other items	138	163	(216)	(162)	(78)	1
Tax losses carried forward	410	407	—	—	410	407
Tax assets/(liabilities)	1,651	1,327	(2,426)	(2,132)	(775)	(805)
Set-off of tax	(1,004)	(701)	1,004	701	—	—
Net tax assets/(liabilities)	647	626	(1,422)	(1,431)	(775)	(805)

*	Restated for IAS 37 and to reflect the correct breakdown per category. Refer to note 4 for further details on IAS 37.

Of the total net deferred tax assets of €647 million as at 31 December 2019 (2018: €626 million), €101 million (2018: €225 million) is recognised in respect of subsidiaries in various countries where there have been losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets. This judgement is performed annually and based on budgets and business plans for the coming years, including planned commercial initiatives.

No deferred tax liability has been recognised in respect of undistributed earnings of subsidiaries, joint ventures and associates, with an impact of €82 million (2018: €80 million). This is because HEINEKEN is able to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Tax losses carried forward

HEINEKEN has tax losses carried forward of €4,024 million as at 31 December 2019 (2018: €3,494 million), out of which €382 million (2018: €356 million) expires in the following five years. €191 million (2018: €228 million) will expire after five years and €3,451 million (2018: €2,911 million) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of tax losses carried forward of €2,163 million (2018: €1,664 million) as it is not probable that taxable profit will be available to offset these losses. Out of this €2,163 million (2018: €1,664 million), €173 million (2018: €103 million) expires in the following five years. €16 million (2018: €40 million) will expire after five years and €1,974 million (2018: €1,521 million) can be carried forward indefinitely.

Movement in deferred tax balances during the year

In millions of €	Balance 1 January 2019*	Changes in accounting policy (IFRS 16)	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2019
P,P&E	(468)	(226)	(1)	(16)	11	—	(5)	(705)
Intangible assets	(1,331)	—	(19)	(37)	49	—	9	(1,329)
Investments	39	—	—	2	(5)	—	—	36
Inventories	28	—	—	1	4	—	2	35
Borrowings	11	291	—	11	(15)	—	10	308
Post-retirement obligations	225	—	—	6	(15)	58	—	274
Provisions	283	—	—	(5)	(2)	—	(2)	274
Other items	1	(65)	—	(40)	(7)	10	23	(78)
Tax losses carried forward	407	—	2	9	(7)	—	(1)	410
Net tax assets/(liabilities)	(805)	—	(18)	(69)	13	68	36	(775)

*	Restated for IAS 37 and to reflect the correct breakdown per category. Refer to note 4 for further details on IAS 37.

In millions of €	Balance 1 January 2018*	Changes in accounting policy (IFRS 9)	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December 2018
P,P&E	(513)	—	(1)	12	36	—	(2)	(468)
Intangible assets	(1,405)	—	(7)	(12)	67	—	26	(1,331)
Investments	48	—	—	—	(10)	—	1	39
Inventories	20	—	—	1	5	—	2	28
Borrowings	4	—	—	17	(25)	18	(3)	11
Post-retirement obligations	294	—	—	—	5	(75)	1	225
Provisions	280	—	—	(19)	14	—	8	283
Other items	22	(2)	—	1	(14)	14	(20)	1
Tax losses carried forward	472	—	—	(19)	(34)	—	(12)	407
Net tax assets/(liabilities)	(778)	(2)	(8)	(19)	44	(43)	1	(805)

*	Restated for IAS 37 and to reflect the correct breakdown per category. Refer to note 4 for further details on IAS 37.

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

Deferred tax is a tax payable or receivable in the future and is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax is not recognised on temporary differences related to:

•	The initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

•

Investments in subsidiaries, associates and joint ventures to the extent that HEINEKEN is able to control the timing of the reversal of the temporary differences and it is probable (>50% chance) that they will not reverse in the foreseeable future.

•	The initial recognition of non-deductible goodwill.

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

12.3 Income tax on other comprehensive income

	2019			2018
In millions of €	Balance Amount before tax	Tax	Balance Amount net of tax	Balance Amount before tax	Tax	Balance Amount net of tax
Remeasurement of post-retirement obligations	(268)	58	(210)	296	(75)	221
Currency translation differences	412	(43)	369	(134)	28	(106)
Change in fair value of net investment hedges	(43)	—	(43)	(3)	—	(3)
Change in fair value of cash flow hedges	52	12	64	(96)	29	(67)
Cash flow hedges reclassified to profit or loss	27	(6)	21	(77)	—	(77)
Net change in fair value through OCI investments	7	3	10	8	3	11
Cost of hedging	(6)	1	(5)	7	(1)	6
Share of other comprehensive income of associates/joint ventures	(20)	—	(20)	(36)	—	(36)
Other comprehensive income	161	25	186	(35)	(16)	(51)

13.	Other

13.1	Fair value

In this note more information is disclosed regarding the fair value and the different methods of determining fair values.

Financial instruments - hierarchy

The financial instruments included on the HEINEKEN statement of financial position are measured at either fair value or amortised cost. To measure the fair value, HEINEKEN generally uses external valuations with market inputs. The measurement of fair value can be subjective in some cases and may be dependent on inputs used in the calculations. The different valuation methods are referred to as ‘hierarchies’ as described below.

•	Level 1 - The fair value is determined using quoted prices (unadjusted) in active markets for identical assets or liabilities

•

Level 2 - The fair value is calculated using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

•	Level 3 - The fair value is determined using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The following table shows the carrying amounts and fair values of financial assets and liabilities according to their fair value hierarchy.

		Fair value
In millions of €	Carrying amount	Level 1	Level 2	Level 3
Fair value through OCI investments	408	283	—	125
Non-current derivative assets	2	—	2	—
Current derivative assets	28	—	28	—
Total 2019	438	283	30	125

Total 2018	572	410	71	91

Non-current derivative liabilities	(22)	—	(22)	—
Borrowings[1]	(13,435)	(13,824)	(646)	—
Current derivative liabilities	(69)	—	(69)	—
Total 2019	(13,526)	(13,824)	(737)	—

Total 2018	(13,756)	(13,470)	(606)	—

During the period ended 31 December 2019 there were no significant transfers between the three levels of the fair value hierarchy.

Refer to the table below for detail of the determination of level 3 fair value measurements as at 31 December:

In millions of €	2019	2018
Fair value through OCI investments based on level 3
Balance as at 1 January	91	84
Fair value adjustments recognised in other comprehensive income	34	3
Transfer to associate	—	4
Balance as at 31 December	125	91

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

Derivative financial instruments

The fair value of derivative financial instruments is based on their listed market price, if available. If a listed market price is not available, fair value is in general estimated by discounting the difference between the cash flows based on contractual price and the cash flows based on current price for the residual maturity of the contract using observable interest yield curves, basis spread and foreign exchange rates. These calculations are tested for reasonableness by comparing the outcome of the internal valuation with the valuation received from the counterparty. Fair values include the instrument’s credit risk and adjustments to take account of the credit risk of the HEINEKEN entity and counterparty when appropriate.

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

13.2	Off-balance sheet commitments

The raw materials purchase contracts mainly relate to malt, bottles and cans which are used in the production and sale of finished products.

In millions of €	Total 2019	Less than 1 year	1-5 years	More than 5 years	Total 2018
Operating lease commitments	—	—	—	—	2,013
Property, plant and equipment ordered	321	309	12	—	305
Raw materials purchase contracts	8,827	2,804	4,901	1,122	7,571
Marketing and merchandising commitments	1,051	380	667	4	635
Other off-balance sheet obligations	2,005	486	622	897	4,375
Off-balance sheet obligations	12,204	3,979	6,202	2,023	14,899

Undrawn committed bank facilities	3,750	69	3,681	—	3,845

As per the introduction of IFRS 16, operating lease commitments are capitalised on balance as per 1 January 2019. The discounted future lease commitments are reported under Borrowings (refer to note 11.3 for more information). The contractual maturities for the capitalised leases are included in the table of note 11.5.

Other off-balance sheet obligations include energy, distribution and service contracts. In 2018, other off-balance sheet obligations included HKD24.3 billion (€2.7 billion as at 31 December 2018) for the committed amount for acquiring the shareholding of 40% in CRH (Beer) Limited by HEINEKEN, which was closed in 2019 (refer to note 10.3).

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank’s requirement to reserve capital. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

Accounting policies

Off-balance sheet commitments are not discounted.

Operating lease commitments (applicable for 2018)

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

Raw materials purchase contracts

Raw material purchase contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas.

13.3	Related parties

Identification of related parties

The following parties are considered to be related to Heineken N.V.:

•	Key management personnel: the Executive Board and the Supervisory Board

•	Parent company Heineken Holding N.V. and ultimate controlling party Mrs. Carvalho-Heineken (refer to ‘Shareholder Information’)

•	Associates and Joint ventures of Heineken N.V.

•	Shareholder with significant influence Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA)

•	HEINEKEN pension funds (refer to note 9.1)

•	Employees of HEINEKEN (refer to note 6.4)

Key management remuneration

In millions of €	2019	2018	2017
Executive Board	10.8	12.0	13.3
Supervisory Board	1.5	1.0	1.0
Total	12.3	13.0	14.3

Executive Board

The remuneration of the members of the Executive Board consists of a fixed component and a variable component. The variable component is made up of a Short-term incentive (STI) and a Long-term incentive (LTI). The STI is based on financial and operational measures (75%) and on individual leadership measures (25%) as set by the Supervisory Board at the beginning of the year. Refer to note 6.5 for information related to the LTI component.

As at 31 December 2019, Mr. J.F.M.L. van Boxmeer held 214,087 Company shares and Mrs. L.M. Debroux held 45,318 Company shares (2018: Mr. J.F.M.L. van Boxmeer 259,149 and Mrs. L.M. Debroux 28,159).

	2019			2018
In thousands of €	J.F.M.L. van Boxmeer	L.M. Debroux	Total	J.F.M.L. van Boxmeer	L.M. Debroux	Total
Fixed salary	1,250	850	2,100	1,250	735	1,985
Short-term incentive	2,223	1,080	3,303	2,730	1,147	3,877
Matching share entitlement	505	245	750	610	256	866
Long-term incentive	2,323	1,201	3,524	2,732	1,360	4,092
Pension contributions	762	167	929	873	145	1,018
Other emoluments	49	183	232	49	162	211
Total	7,112	3,726	10,838	8,244	3,805	12,049

	2017
In thousands of €	J.F.M.L. van Boxmeer	L.M. Debroux	Total
Fixed salary	1,200	720	1,920
Short-term incentive	2,736	1,173	3,909
Matching share entitlement	622	266	888
Long-term incentive	3,623	1,739	5,362
Pension contributions	858	142	1,000
Other emoluments	21	163	184
Total	9,060	4,203	13,263

The matching share entitlements for each year are based on the performance in that year. The Executive Board members receive 25% of their STI pay in (investment) shares. In addition they have the opportunity to indicate before year-end whether they wish to receive up to another 25% of their STI in (investment) shares. All (investment) shares are restricted for sale for five calendar years, after which they are matched 1:1 by (matching) shares. For 2019 the Executive Board members did not elect to receive additional (investment) shares, hence the ‘Matching share entitlement’ in the table above is based on a 25% investment. In 2018 the investment was 25% for both Executive Board members as well. From an accounting perspective the corresponding matching shares vest immediately and as such a fair value of €0.8 million was recognised in the 2019 income statement. The matching share entitlements are not dividend-bearing during the five calendar year holding period of the investment shares. Therefore, the fair value of the matching share entitlements has been adjusted for missed expected dividends by applying a discount based on the dividend policy and vesting period.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of €	2019[6]	2018	2017
J.M. Huët	195	86	82
J.A. Fernández Carbajal	153	109	114
M. Das	133	85	85
M.R. de Carvalho	141	96	90
A.M. Fentener van Vlissingen[1]	—	43	85
V.C.O.B.J. Navarre	110	74	70
J.G. Astaburuaga Sanjinés	133	104	99
P. Mars-Wright	151	103	95
M. Helmes[2]	131	62	—
R.L. Ripley[4]	97	—	—
I.H. Arnold[4]	100	—	—
G.J. Wijers[3]	103	163	160
Y. Dervisoglu[3]	53	70	70
H. Scheffers[5]	—	—	40
	1,500	995	990

[1]	Stepped down as at 19 April 2018.
[2]	Appointed as at 19 April 2018.
[3]	Stepped down as at 25 April 2019.
[4]	Appointed as at 25 April 2019.
[5]	Stepped down as at 20 April 2017.
[6]	Supervisory Board new management fees were approved by the 2019 AGM.

Mr. Michel de Carvalho held 100,008 shares of Heineken N.V. as at 31 December 2019 (2018: 100,008 shares). As at 31 December 2019 and 2018, the Supervisory Board members did not hold any of the Company’s bonds or option rights. Mr. Michel de Carvalho held 100,008 shares of Heineken Holding N.V. as at 31 December 2019 (2018: 100,008 shares).

Heineken Holding N.V.

In 2019, an amount of €1,146,413 (2018: €1,393,537, 2017: €714,412) was paid to Heineken Holding N.V. for management services for HEINEKEN.

This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its costs.

Other related party transactions

	Associates & Joint Ventures			FEMSA			Total
In millions of €	2019	2018	2017	2019	2018	2017	2019	2018	2017
Sales	462	467	300	1,170	1,235	1,168	1,632	1,702	1,468
Purchases	290	271	479	160	144	168	450	415	647
Accounts receivables	114	93	88	208	274	238	322	367	326
Accounts payables and other liabilities	20	40	68	108	43	42	128	83	110

13.4	HEINEKEN entities

Control of HEINEKEN

The shares of the Company are traded on Euronext Amsterdam, where the Company is included in the main AEX Index. Heineken Holding N.V. Amsterdam has an interest of 50.005% in the issued capital of the Company and consolidates the financial information of the Company.

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code has been issued with respect to legal entities established in the Netherlands. In the table below the list of the legal entities for which the declaration has been issued.

		Percentage of ownership
	Country of incorporation	2019	2018
Heineken Nederlands Beheer B.V.	The Netherlands	100%	100%
Heineken Group B.V.	The Netherlands	100%	100%
Heineken Brouwerijen B.V.	The Netherlands	100%	100%
Heineken CEE Investments B.V.	The Netherlands	100%	100%
Heineken Nederland B.V.	The Netherlands	100%	100%
Heineken International B.V.	The Netherlands	100%	100%
Heineken Supply Chain B.V.	The Netherlands	100%	100%
Heineken Global Procurement B.V.	The Netherlands	100%	100%
Heineken Mexico B.V.	The Netherlands	100%	100%
HIBV Skopje Holdings B.V.	The Netherlands	100%	100%
Heineken Beer Systems B.V.	The Netherlands	100%	100%
Amstel Brouwerij B.V.	The Netherlands	100%	100%
Vrumona B.V.	The Netherlands	100%	100%
B.V. Beleggingsmaatschappij Limba	The Netherlands	100%	100%
Brand Bierbrouwerij B.V.	The Netherlands	100%	100%
Brasinvest B.V.	The Netherlands	100%	100%
Heineken Asia Pacific B.V.	The Netherlands	100%	100%
B.V. Handel- en Exploitatie Maatschappij Schoonhoven	The Netherlands	100%	100%
Distilled Trading International B.V.	The Netherlands	100%	100%
Premium Beverages International B.V.	The Netherlands	100%	100%
De Brouwketel B.V.	The Netherlands	100%	100%
Proseco B.V.	The Netherlands	100%	100%
Roeminck Insurance N.V.	The Netherlands	100%	100%
Heineken Americas B.V.	The Netherlands	100%	100%
Heineken Export Americas B.V.	The Netherlands	100%	100%
Amstel Export Americas B.V.	The Netherlands	100%	100%
Heineken Brazil B.V.	The Netherlands	100%	100%
B.V. Panden Exploitatie Maatschappij PEM	The Netherlands	100%	100%
Heineken Exploitatie Maatschappij B.V.	The Netherlands	100%	100%
Hotel De L’Europe B.V.	The Netherlands	100%	100%
Hotel De L’Europe Monumenten I B.V.	The Netherlands	100%	100%
Hotel De L’Europe Monumenten II B.V.	The Netherlands	100%	100%
Heineken Groothandel B.V.	The Netherlands	100%	100%
Heineken Horeca Services B.V.	The Netherlands	100%	100%
Beerwulf B.V.	The Netherlands	100%	100%
Heineken Belize B.V.	The Netherlands	100%	100%
Heineken Netherlands Supply B.V.	The Netherlands	100%	—%

Pursuant to the provisions of Section 357 of the Republic of Ireland Companies Act 2014, the Company irrevocably guarantees, in respect of the financial year from 1 January 2019 up to and including 31 December 2019, the liabilities referred to in Schedule 3 of the Republic of Ireland Companies Act 2014 of the wholly-owned subsidiary companies Heineken Ireland Limited, Heineken Ireland Sales Limited, The West Cork Bottling Company Limited, Western Beverages Limited, Beamish & Crawford Limited and Nash Beverages Limited.

Significant subsidiaries

Set out below are HEINEKEN’s significant subsidiaries at 31 December 2019. The subsidiaries as listed below are held by the Company and the proportion of ownership interests held equals the proportion of the voting rights held by HEINEKEN. The disclosed significant subsidiaries represent the largest subsidiaries and represent an approximate total revenue of €17 billion and total asset value of €29 billion and are structural contributors to the business.

There were no significant changes to the HEINEKEN structure and ownership interests.

		Percentage of ownership
	Country of incorporation	2019	2018
Heineken International B.V.	The Netherlands	100.0	100.0
Heineken Brouwerijen B.V.	The Netherlands	100.0	100.0
Heineken Nederland B.V.	The Netherlands	100.0	100.0
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100.0	100.0
Cervejarias Kaiser Brasil S.A.	Brazil	100.0	100.0
Bavaria S.A.	Brazil	100.0	100.0
Heineken France S.A.S.	France	100.0	100.0
Nigerian Breweries Plc.	Nigeria	56.0	56.0
Heineken USA Inc.	United States	100.0	100.0
Heineken UK Ltd	United Kingdom	100.0	100.0
Heineken España S.A.	Spain	99.8	99.8
Heineken Italia S.p.A.	Italy	100.0	100.0
Brau Union Österreich AG	Austria	100.0	100.0
Grupa Żywiec S.A.	Poland	65.2	65.2
LLC Heineken Breweries	Russia	100.0	100.0
Heineken Vietnam Brewery Limited Company	Vietnam	60.0	60.0
SCC—Sociedade Central de Cervejas e Bebidas S.A.	Portugal	99.9	99.9
Heineken South Africa (Proprietary) Limited	South Africa	82.4	82.4

13.5	Subsequent events

No material subsequent events occurred.

13.6	Other disclosures

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

Amsterdam, 12 February 2020	Executive Board	Supervisory Board

	Van Boxmeer	Huët

	Debroux	Fernández Carbajal

Das

de Carvalho

Navarre

Astaburuaga Sanjinés

Mars-Wright

Helmes

Ripley

Arnold