Form 20-F
period 2020-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2021-04-14
CIK 1061736

As filed with the Securities and Exchange Commission on April 14, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

(Name, telephone, email and/or facsimile number and address of company contact person)

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes	☐ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

References

The terms “FEMSA,” “our company,” “the Group,” “we,” “us” and “our” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our former subsidiary Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) as “Heineken Mexico” or “FEMSA Cerveza,” to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V. as “Coca-Cola FEMSA” and to our subsidiary FEMSA Comercio, S.A. de C.V. as “FEMSA Comercio.” FEMSA Comercio is comprised of a “Proximity Division,” a “Fuel Division” and a “Health Division.” Our equity investment in Heineken, N.V., through subsidiaries of FEMSA, including CB Equity LLP (“CB Equity”) is referred to as the “Heineken Investment.”

The term “S.A.B.” stands for sociedad anónima bursátil, which is the term used in the United Mexican States (“Mexico”) to denominate a publicly traded company under the Mexican Securities Market Law (Ley del Mercado de Valores or “Mexican Securities Market Law”).

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 19.8920 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2020, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 9, 2021, this exchange rate was Ps. 20.1620 to US$ 1.00.

To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.

Per capita growth rates, consumer price indices and population data have been taken from statistics prepared by the National Institute of Statistics, Geography and Information of Mexico (Instituto Nacional de Estadística, Geografía e Informática or “INEGI”), the U.S. Federal Reserve Board and the Mexican Central Bank (Banco de México), local entities in each country and upon our estimates.

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with or among our affiliated companies, effects on our company’s points of sale performances from changes in economic conditions, changes or interruptions in our information technology systems, effects on our company from changes to our various suppliers’ business and demands, competition, significant developments in the countries where we operate, our ability to successfully integrate mergers and acquisitions we have completed in recent years, international economic or political conditions, health epidemics, pandemics and similar outbreaks including future outbreak of diseases, or the spread of existing diseases (including COVID-19) and their effect on customer behavior and on economic, political, social and other conditions in the countries where we operate and globally. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2020 and 2019, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2020, 2019 and 2018. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This annual report presents financial information for 2020, 2019, 2018, 2017 and 2016 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment pursuant to IFRS. Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

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

In August 2018, Coca-Cola FEMSA’s subsidiary Controladora de Inversiones en Bebidas Refrescantes, S.L. (“CIBR”) notified The Coca-Cola Company (“TCCC”) of its decision to exercise its option to sell its 51.0% stake in Coca-Cola FEMSA Philippines, Inc. (“KOF Philippines”) and, on December 13, 2018, CIBR completed this sale. As a result, KOF Philippines was classified as an asset held for sale commencing on August 31, 2018 and as a discontinued operation for the year ended December 31, 2018, and the corresponding results for 2017 were restated for comparative purposes. Commencing on January 1, 2018, Coca-Cola FEMSA stopped accounting for KOF Philippines and, specifically its Asia division, as a separate reporting segment. The net gain derived from the sale of KOF Philippines, as well as KOF Philippines’ results of operations from January 1, 2018 through December 12, 2018 were recorded in Coca-Cola FEMSA’s consolidated financial statements as part of its Mexico and Central America consolidated reporting segment.

Except when specifically indicated, information in this annual report is presented as of December 31, 2020 and does not give effect to any transaction, financial or otherwise, subsequent to that date.

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

	December 31,
	2020(1)	2020		2019		2018(4)		2017(2)(3)(4)		2016(2)

	(in millions of Mexican pesos or millions of
	U.S. dollars, except percentages and share and per share data)
Income Statement Data (for the year ended):
Total revenues	$24,782	Ps.	492,966	Ps.	506,711	Ps.	469,744	Ps.	439,932	Ps.	399,507
Gross profit	9,534		189,653		191,481		175,170		162,090		148,204
Income before income taxes from continuing operations and share of the profit of equity accounted investees	970		19,311		32,296		33,630		35,771		28,556
Income taxes	745		14,819		10,476		10,169		10,213		7,888
Consolidated net income	188		3,756		28,048		33,079		37,207		27,175
Controlling interest net (loss) income from continuing operations	(98)		(1,930)		20,699		22,560		40,864		21,140
Non-controlling interest net income (loss) from continuing operations	286		5,686		7,349		7,153		(7,383)		6,035
Basic controlling interest net (loss) income from continuing operations:
Per Series B Share	(0.00)		(0.10)		1.03		1.13		2.04		1.05
Per Series D Share	(0.01)		(0.12)		1.29		1.41		2.55		1.32
Diluted controlling interest net (loss) income from continuing operations:
Per Series B Share	(0.00)		(0.10)		1.03		1.13		2.04		1.05
Per Series D Share	(0.01)		(0.12)		1.29		1.41		2.55		1.32
Weighted average number of shares outstanding (in millions):
Series B Shares	9,246.4		9,246.4		9,246.4		9,246.4		9,246.4		9,246.4
Series D Shares	8,644.7		8,644.7		8,644.7		8,644.7		8,644.7		8,644.7
Allocation of earnings:
Series B Shares	46.11%		46.11%		46.11%		46.11%		46.11%		46.11%
Series D Shares	53.89%		53.89%		53.89%		53.89%		53.89%		53.89%
Financial Position Data (as of):
Total assets	$34,428	Ps.	684,848	Ps.	637,541	Ps.	576,381	Ps.	588,541	Ps.	545,623
Total current liabilities	5,953		118,413		136,534		101,464		105,022		86,289
Long-term debt(5)	9,042		179,864		101,747		114,990		117,758		131,967
Leases liabilities(6)	2,591		51,536		47,292		—		—		—
Other non-current liabilities(7)	1,400		27,848		26,217		24,385		28,849		41,197
Capital stock	168		3,348		3,348		3,348		3,348		3,348
Total equity	15,442		307,187		325,751		335,542		336,912		286,170
Total controlling interest	11,951		237,743		251,989		257,053		250,291		211,904
Non-controlling interest	3,491		69,444		73,762		78,489		86,621		74,266
Other Information
Depreciation	$1,257	Ps.	25,006	Ps.	23,361	Ps.	14,698	Ps.	13,799	Ps.	12,076
Capital expenditures(8)	1,050		20,893		25,579		24,266		23,486		22,155
Gross margin(9)	38%		38%		38%		37%		37%		37%

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 19.8920 to US$ 1.00 solely for the convenience of the reader.
(2)	The exchange rate used to translate our operations in Venezuela as of and for the year ended on December 31, 2017 which was the DICOM rate of 22,793 bolivars to US$ 1.00 and compared to the year ended on December 31, 2016 of 673.76 bolivars to US$ 1.00. See “Item 3. Key Information—Selected Consolidated Financial Data” and Note 3.3 of our audited consolidated financial statements.
(3)	Effective as of December 31, 2017, Coca-Cola FEMSA deconsolidated its operations in Venezuela and as a result began accounting for the results of operations of Coca-Cola FEMSA de Venezuela, S.A. (“KOF Venezuela”) as an investment under the fair value method pursuant to IFRS 9, Financial Instruments. Effective as of January 1, 2018, Coca-Cola FEMSA no longer includes the results of operations of KOF Venezuela in its consolidated financial statements.
(4)	The consolidated information presented does not include Coca-Cola FEMSA’s 51% stake in KOF Philippines as a result of the sale which was finalized on December 13, 2018. The operations of KOF Philippines were reclassified as discontinued operations in our audited consolidated income statements for the years ended December 31, 2018 and 2017 (revised). For related information regarding the sale of KOF Philippines, see “Item 4. Information on the Company—Corporate History and Recent Developments”.
(5)	Includes long-term debt minus the current portion of long-term debt.
(6)	We have adopted IFRS 16 “Leases” as of January 1, 2019 using the modified retrospective approach under which the comparative information is not restated. See Note 2.4.1 to our audited consolidated financial statements.
(7)	Includes employee benefits, deferred tax liabilities, provisions and other non-current financial liabilities.
(8)	Includes investments in property, plant and equipment, intangible and other assets, net of cost of long-lived assets sold and writen-off.
(9)	Gross margin is calculated by dividing gross profit by total revenues.

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

The table below sets forth the nominal amount of dividends paid per share in Mexican pesos and translated into U.S. dollars and their respective payment dates for the 2016 to 2019 fiscal years. On March 24, 2021, our shareholders approved a cash dividend of Ps. 7,686,624,026, consisting of Ps. 0.3833 per Series B Share and Ps. 0.4792 per Series D Share, for the 2020 fiscal year, which will be paid in two installments on May 6, 2021 and November 5, 2021.

	Fiscal Year	Aggregate
	with Respect to	Amount
	which Dividend	of Dividend		Per Series B Share		Per Series B Share	Per Series D Share		Per Series D Share
Date Dividend Paid	was Declared	Declared		Dividend		Dividend(1)	Dividend		Dividend(1)
May 5, 2017 and November 3, 2017	2016	Ps.	8,636,000,000	Ps.	0.4307	$0.0226	Ps.	0.5383	$0.0282
May 5, 2017				Ps.	0.2153	$0.0113	Ps.	0.2692	$0.0142
November 3, 2017				Ps.	0.2153	$0.0112	Ps.	0.2692	$0.0140

May 4, 2018 and November 6, 2018	2017	Ps.	9,220,625,674	Ps.	0.4598	$0.0236	Ps.	0.5748	$0.0294
May 4, 2018				Ps.	0.2299	$0.0120	Ps.	0.2874	$0.0150
November 6, 2018				Ps.	0.2299	$0.0116	Ps.	0.2874	$0.0145

May 7, 2019 and November 5, 2019	2018	Ps.	9,691,944,126	Ps.	0.4833	$0.0253	Ps.	0.6042	$0.0316
May 7, 2019				Ps.	0.2417	$0.0127	Ps.	0.3021	$0.0159
November 5, 2019				Ps.	0.2417	$0.0126	Ps.	0.3021	$0.0157

August 20, 2020 and November 5, 2020	2019	Ps.	10,360,354,065	Ps.	0.5167	$0.0241	Ps.	0.6458	$0.0301
August 20, 2020				Ps.	0.2583	$0.0117	Ps.	0.3229	$0.0146
November 5, 2020				Ps.	0.2583	$0.0124	Ps.	0.3229	$0.0155

(1)	Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.

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

Risk Factors

Risks Related to Our Company

The COVID-19 pandemic has adversely affected, and could continue to adversely affect, our business, operating results and financial condition.

The COVID-19 pandemic has negatively affected global and regional economic conditions. Due to the speed with which the COVID-19 pandemic developed and the uncertainty of its duration, the full impact of the COVID-19 pandemic on our business is unknown at this time and difficult to predict. Government responses aimed at containing the pandemic have caused temporary closures of points of sale, distribution centers, warehouses and manufacturing facilities of our key suppliers, causing fluctuations in the availability, sale volumes and prices of certain relevant categories in our stores and products we sell, such as beer, gasoline, some beverage categories and presentations, among others. To date, these measures and regulations have included the direction to refrain from dining at restaurants, the cancellation of major sporting and entertainment events, a material reduction in travel, the promotion of social distancing, the adoption of work-from-home policies and, in certain territories, compulsory lockdowns. Any prolonged or resurging outbreaks or any variant of COVID-19 could result in the imposition of more restrictive measures in the territories in which FEMSA operates, further quarantines or closures, supply-chain disruptions, travel and transportation restrictions and/or import and export restrictions which could further adversely affect FEMSA’s business. The COVID-19 pandemic has also impacted, and is expected to continue to impact, our non-consolidated entities, including Heineken. Most countries where Heineken operates reacted to the pandemic by taking far-reaching containment measures such as restrictions of movement for populations and outlet closures, sometimes combined with the mandatory lockdown of production facilities. Heineken’s volumes and results in 2020 were heavily affected by devaluation of emerging markets currencies versus the U.S. dollar and the euro, and increased risks on credit losses from customers, business continuity of small suppliers, impairments and non-effective hedge contracts. We cannot predict how long the pandemic will last, whether it will worsen or whether there will be further outbreaks in the future in any of the markets where we operate.

The pandemic has caused and continues to cause significant volatility in financial markets, undermining investors’ confidence in the growth of countries and businesses. In addition, the longer-term economic effects of the COVID-19 pandemic may include lower or negative growth rates in the markets where we operate, less favorable exchange rates in a variety of our businesses, and reduced demand for the products we sell or a shift to lower margin products.

Unfavorable outcome of legal proceedings could have an adverse effect on our business, financial condition and results of operations.

Our operations and the operations of our business units have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices, as well as investigations and proceedings on tax, consumer protection, environmental, labor and commercial matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on our business units’ business, financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings.”

Cybersecurity incidents and other breaches of network or information technology security could have an adverse effect on our business and our reputation.

We use information systems to operate our business, to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because information systems are critical to many of our operating activities, our business may be impacted by system shutdowns, service disruptions or security breaches, such as failures during routine operations, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyber-attacks by common hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, natural disasters, failures or impairments of telecommunication networks or other catastrophic events. Such incidents could result in unauthorized disclosure of material confidential information, and we could experience delays in reporting our financial results. In addition, misuse, leakage or falsification of information could result in violations of data privacy laws and regulations, damage our reputation and credibility, loss of customers, and, therefore, could have a material adverse effect on our financial condition and results, or may require us to spend significant financial and other resources to prevent future attacks, remedy the damage caused by a security breach or to repair or replace networks and information systems.

Our business expansion strategy and entry into new markets and new lines of business may not be successful and may lead to decreased profit margins and integration risks.

We and our business units have entered into new markets and new lines of business through the acquisition of other businesses and continue to seek investment opportunities through this strategy.  This includes the acquisition by FEMSA Comercio of other small-format retail businesses and our acquisition in 2020 of a majority-controlling interest in WAXIE Sanitary Supply (“WAXIE”) and North American Corporation. These new businesses may not experience the same growth rates or may be less profitable than our more established businesses.

Key elements to achieving the benefits and expected synergies of these acquisitions are our ability to implement our strategies for these acquisitions, the effectiveness of those strategies, the integration of acquired businesses’ operations into ours in a timely and effective manner, and the retention of qualified and experienced key personnel. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. We cannot assure you that these efforts will be successful or completed as expected, and our business, financial condition and results of operations could be adversely affected if we are unable to do so.

Risks Related to Coca-Cola FEMSA

Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect Coca-Cola FEMSA’s business, financial condition and results of operations.

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

Coca-Cola FEMSA depends on TCCC to continue with its bottler agreements. Coca-Cola FEMSA’s bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew the applicable agreement. In addition, these agreements generally may be terminated in the case of material breach. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Bottler Agreements.” Termination of any such bottler agreement would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory. The foregoing and any other adverse changes in Coca-Cola FEMSA’s relationship with TCCC would have an adverse effect on its business, financial condition and results of operations.

The Coca-Cola Company has substantial influence on the conduct of Coca-Cola FEMSA’s business, which may result in Coca-Cola FEMSA taking actions contrary to the interests of Coca-Cola FEMSA’s shareholders other than The Coca-Cola Company.

TCCC has substantial influence on the conduct of Coca-Cola FEMSA’s business. As of the date of this report, TCCC indirectly owned 27.8% of Coca-Cola FEMSA’s outstanding capital stock, representing 32.9% of Coca-Cola FEMSA’s capital stock with full voting rights. TCCC is entitled to appoint up to five of Coca-Cola FEMSA’s maximum of 21 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreements.” The interests of TCCC may be different from the interests of Coca-Cola FEMSA’s other shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interests of such other shareholders.

Changes in consumer preferences and public concern about health-related and environmental issues could reduce demand for some of Coca-Cola FEMSA’s products.

The beverage industry is evolving mainly as a result of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where Coca-Cola FEMSA operates. These include increases in tax rates or the imposition of new taxes on the sale of certain beverages and other regulatory measures, such as restrictions on advertising for some of Coca-Cola FEMSA’s products and additional regulations concerning the labeling or sale of Coca-Cola FEMSA’s products. Moreover, researchers, health advocates and dietary guidelines encourage consumers to reduce their consumption of certain types of beverages sweetened with sugar, artificial sweeteners and high fructose corn syrup (“HFCS”). In addition, concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or Coca-Cola FEMSA’s failure to meet consumers’ preferences or its inability to successfully introduce new beverage products or replace plastic bottles with more environmentally friendly containers, could reduce demand for some of Coca-Cola FEMSA’s products, which would adversely affect its business, financial condition and results of operations. See “Item 4. Information on the Company—Coca-Cola FEMSA—Business Strategy.”

The reputation of Coca-Cola trademarks and trademark infringement could adversely affect Coca-Cola FEMSA’s business.

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages owned by TCCC. Maintenance of the reputation and intellectual property rights of these trademarks is essential to Coca-Cola FEMSA’s ability to attract and retain retailers and consumers and is a key driver for its success. Failure to maintain the reputation of Coca-Cola trademarks and/or to effectively protect these trademarks could have a material adverse effect on its business, financial condition and results of operations.

If Coca-Cola FEMSA is unable to protect its information systems against service interruption, misappropriation of data or breaches of security, its operations could be disrupted, which could have a material adverse effect on its business, financial condition and results of operations.

Coca-Cola FEMSA relies on networks, information systems and other technology, or “IT systems,” including the Internet and third-party hosted platforms and services, to support a variety of business processes and activities, including procurement and supply chain, manufacturing, distribution, invoicing and collection of payments and to store client and employee personal data. Coca-Cola FEMSA uses IT systems to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting and legal and tax requirements. Because IT systems are critical to many of Coca-Cola FEMSA’s operating activities, its business may be impacted by system shutdowns, service disruptions or security breaches. In addition, such incidents could result in unauthorized disclosure of material confidential information or regulated individual personal data. Coca-Cola FEMSA could be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks and IT systems. Any severe damage, disruption or shutdown in Coca-Cola FEMSA’s IT systems could have a material adverse effect on its business, financial condition and results of operations.

Coca-Cola FEMSA makes investments in personnel, technologies, cyber insurance and training of its personnel. Coca-Cola FEMSA also maintains an IT risk management program that is supervised by its senior management. Reports on such IT risk management program are presented to the Audit Committee of its board of directors on a quarterly basis. As part of this program, Coca-Cola FEMSA has a cybersecurity framework, internal policies and cross-functional surveillance. Despite Coca-Cola FEMSA’s investments and focus on risk management programs, Coca-Cola FEMSA may be subject to unexpected security breaches, and there is no assurance that the measures Coca-Cola FEMSA implements will be sufficient to prevent such breaches.

Negative or inaccurate information on social media could adversely affect Coca-Cola FEMSA’s reputation.

Negative or inaccurate information concerning or affecting Coca-Cola FEMSA or the Coca-Cola trademarks may be posted at any time on social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individual access to a broad audience of consumers and other interested persons. This information may harm Coca-Cola FEMSA’s reputation without affording the corporation an opportunity for redress or correction, which could in turn have a material adverse effect on its business, financial condition and results of operations.

Competition could adversely affect Coca-Cola FEMSA’s business, financial condition and results of operations.

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

Although competitive conditions are different in each of Coca-Cola FEMSA’s territories, Coca-Cola FEMSA competes mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. Lower pricing and activities by Coca-Cola FEMSA’s competitors may have an adverse effect on its business, financial condition and results of operations.

Water shortages or any failure to maintain existing concessions or contracts could adversely affect Coca-Cola FEMSA’s business, financial condition and results of operations.

Water is an essential component of all of Coca-Cola FEMSA’s products. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal and state water companies pursuant to either concessions granted by governments in its various territories (including governments at the federal, state or municipal level) or pursuant to contracts.

Coca-Cola FEMSA obtains the vast majority of the water used in its production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply.” In some of Coca-Cola FEMSA’s territories, its existing water supply may not be sufficient to meet its future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

Coca-Cola FEMSA cannot assure you that water will be available in sufficient quantities to meet Coca-Cola FEMSA’s future production needs or will prove sufficient to meet its water supply needs. Continued water scarcity in the regions where Coca-Cola FEMSA operates may adversely affect its business, financial condition and results of operations.

Increases in the prices of raw materials, supply chain disruptions or shortages of raw materials could increase Coca-Cola FEMSA’s cost of goods sold and may adversely affect its business, financial condition and results of operations.

In addition to water, Coca-Cola FEMSA’s most significant raw materials are concentrate, which Coca-Cola FEMSA acquires from affiliates of TCCC, sweeteners and packaging materials.

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

The prices for Coca-Cola FEMSA’s other raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Coca-Cola FEMSA is also required to meet all of its supply needs (including sweeteners and packaging materials) from suppliers approved by TCCC and TCCC may limit the number of suppliers available to Coca-Cola FEMSA. Coca-Cola FEMSA’s sales prices are denominated in the local currency in each country where it operates, while the prices of certain materials, including those used in the bottling of its products, mainly polyethylene terephthalate (“PET”) resin, preforms to make plastic bottles, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in, or determined with reference to, the U.S. dollar, and therefore may increase if the U.S. dollar appreciates against the applicable local currency. Coca-Cola FEMSA cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that Coca-Cola FEMSA will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—Raw Materials.”

Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect the average price for PET resin in local currencies. In addition, since 2010, international sugar prices have been volatile due to various factors, including shifting demand, availability, climate change and other issues affecting production and distribution. In all of the countries where Coca-Cola FEMSA operates, other than Brazil, sugar prices are subject to local regulations and other barriers to market entry that cause Coca-Cola FEMSA to purchase sugar above international market prices. See “Item 4. Information on the Company—Raw Materials.” We cannot assure you that Coca-Cola FEMSA’s raw material prices will not further increase in the future or that Coca-Cola FEMSA will be successful in mitigating any such increase through derivative instruments or otherwise. Increases in the prices of raw materials would increase Coca-Cola FEMSA’s cost of goods sold and adversely affect its business, financial condition and results of operations.

Increases in the cost, disruption of supply or shortage of energy or fuel could adversely affect Coca-Cola FEMSA’s business and results of operations.

Coca-Cola FEMSA’s bottling operations operate large fleets of trucks and other motor vehicles to distribute and deliver beverage products to its business partners and customers. In addition, Coca-Cola FEMSA uses a significant amount of electricity, natural gas and other energy sources to operate its bottling plants and distribution facilities. An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where Coca-Cola FEMSA operates, which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase its operating costs and negatively impact its business and results of operations. Changes in government regulations in the countries where Coca-Cola FEMSA operates, including reforms related to distribution and other costs, could lead to a substantial increase in its electricity cost. See “Item 4. Information on the Company—Regulatory Matters.”

Regulatory developments may adversely affect Coca-Cola FEMSA’s business, financial condition and results of operations.

The principal areas in which Coca-Cola FEMSA is subject to laws and regulations are anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor (including with respect to outsourcing), taxation, health, antitrust and price controls. See “Item 4. Information on the Company—Regulatory Matters.” Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where Coca-Cola FEMSA operates may increase Coca-Cola FEMSA’s operating and compliance costs or impose restrictions on its operations which, in turn, may adversely affect its business, financial condition and results of operations.

Coca-Cola FEMSA currently offers non-refillable and refillable containers across its territories, among other product presentations. Certain legislative and regulatory reforms have been proposed in some of the territories where Coca-Cola FEMSA operates to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.” Consumers’ increased concerns and changing attitudes about the solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of Coca-Cola FEMSA’s territories, they could affect Coca-Cola FEMSA’s costs or require changes in its distribution model and packaging, which could reduce Coca-Cola FEMSA’s net operating revenues and profitability.

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where Coca-Cola FEMSA operates. See “Item 4. Information on the Company—Regulatory Matters—Price Controls.” We cannot assure you that existing or future laws and regulations in the countries where Coca-Cola FEMSA operates relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect Coca-Cola FEMSA’s products, Coca-Cola FEMSA’s ability to set prices for its products, or that Coca-Cola FEMSA will not need to implement price restraints, which could have a negative effect on Coca-Cola FEMSA’s business, financial condition and results of operations.

Coca-Cola FEMSA operates in multiple territories and is subject to complex regulatory frameworks with increased enforcement activities. Coca-Cola FEMSA maintains a global integrity and compliance program that is supervised by its senior management and employs a chief compliance officer in each country where it operates. Reports on such compliance program are presented to the Audit Committee of its board of directors on a semi-annual basis. Despite Coca-Cola FEMSA’s internal governance and compliance processes, Coca-Cola FEMSA may be subject to unexpected breaches by its employees, contractors or other agents to its code of ethics, anti-corruption and anti-money laundering policies and other internal guidelines, including instances of fraudulent behavior, corrupt practices and dishonesty by any of them. Coca-Cola FEMSA’s failure to comply with applicable laws and other standards could harm its reputation, subject Coca-Cola FEMSA to substantial fines, sanctions or penalties and adversely affect its business. There is no assurance that Coca-Cola FEMSA will be able to comply with changes in any laws and regulations within the timelines established by the relevant regulatory authorities.

Taxes could adversely affect Coca-Cola FEMSA’s business, financial condition and results of operations.

The countries where Coca-Cola FEMSA operates may adopt new tax laws or modify existing tax laws to increase taxes applicable to its business or products. Coca-Cola FEMSA’s products are subject to certain taxes in many of the countries where Coca-Cola FEMSA operates. See “Item 4. Information on the Company—Regulatory Matters—Taxation of Beverages.” The imposition of new taxes, increases in existing taxes, or changes in the interpretation of tax laws and regulation by tax authorities may have a material adverse effect on Coca-Cola FEMSA’s business, financial condition and results of operations.

Climate change and legal or regulatory responses thereto may have an adverse impact on Coca-Cola FEMSA’s business.

There is increasing concern that a gradual rise of global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane, and corn, which are important sources of ingredients for Coca-Cola FEMSA’s products. Increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of Coca-Cola FEMSA’s beverage products. The effects of climate change and legal or regulatory initiatives to address climate change could have an adverse impact on Coca-Cola FEMSA’s business.

In addition, from time to time, Coca-Cola FEMSA establishes and publicly announces goals and commitments to reduce its carbon footprint by increasing its use of recycled packaging materials and participating in environmental and sustainability programs and initiatives organized or sponsored by non-governmental organizations and other groups to reduce greenhouse gas emissions industrywide. If Coca-Cola FEMSA fails to achieve or improperly report on its progress toward achieving its carbon footprint reduction goals and commitments, the resulting negative publicity could adversely affect consumer preference and demand for its beverage products.

Unfavorable outcome of legal proceedings could have an adverse effect on Coca-Cola FEMSA’s business, financial condition and results of operations.

Coca-Cola FEMSA’s operations have from time to time been and may continue to be subject to investigations and proceedings by antitrust authorities relating to alleged anticompetitive practices, as well as investigations and proceedings on tax, consumer protection, environmental, labor and commercial matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on Coca-Cola FEMSA’s business, financial condition and results of operations. See “Item 8. Financial Information—Legal Proceedings.”

Tax legislation in some of the countries where Coca-Cola FEMSA operates has recently been subject to major changes. See “Item 4. Information on the Company—Regulatory Matters—Tax Reforms.” We cannot assure you that these reforms or other reforms adopted by governments in the countries where Coca-Cola FEMSA operates will not have a material adverse effect on its business, financial condition and results of operations.

Weather conditions, natural disasters and public health crises may adversely affect Coca-Cola FEMSA’s business, financial condition and results of operations.

Lower temperatures, higher rainfall, other adverse weather conditions such as hurricanes, natural disasters such as earthquakes and floods, and public health crises such as pandemics or epidemics may negatively impact consumer patterns, which may result in reduced sales of Coca-Cola FEMSA’s beverage offerings. Additionally, such adverse weather conditions, natural disasters and public health crises may affect plant installed capacity, road infrastructure and points of sale in the territories where Coca-Cola FEMSA operates and limit its ability to produce, sell and distribute its products, thus affecting its business, financial condition and results of operations.

An impairment in the carrying value of distribution rights under Coca-Cola FEMSA’s bottler agreements and goodwill of acquired businesses could negatively affect its financial condition and results of operations.

Coca-Cola FEMSA periodically reviews the carrying value of its intangible assets, including distribution rights under its bottler agreements and goodwill of acquired businesses, to determine whether there is any indication that such assets have suffered an impairment. An impairment is recognized and the asset is reduced to fair value via a charge to earnings, when the carrying value of such asset exceeds its recoverable amount, which is the higher of its fair value less the cost to sell the asset, and its value in use. Events and conditions that could result in an impairment include changes in the industry in which Coca-Cola FEMSA operates, including competition, changes in consumer preferences, and other factors leading to reduction in expected sales or profitability. An impairment on the value of the distribution rights under its bottler agreements or goodwill of acquired businesses could have a material adverse effect on Coca-Cola FEMSA’s financial condition and results of operations.

Risks Related to FEMSA Comercio

Competition from other retailers in the markets where FEMSA Comercio operates could adversely affect its business, financial condition and results of operations.

The retail sector is highly competitive in the markets where FEMSA Comercio operates. The Proximity Division participates in the retail sector primarily through its OXXO stores, which face competition from small-format stores (such as 7-Eleven, Circle K, Tiendas D1, Ara, Tostao, Tambo Mas and OK Market), other numerous chains of grocery retailers with different size formats (such as Wal-Mart, H-E-B, Soriana, La Comer, and Chedraui, among others), other regional small-format retailers and small neighborhood stores. In particular, small neighborhood stores in Mexico may improve their technological capabilities to enable credit card processing or online bill payments or carry other products or provide other services, which would diminish one of the Proximity Division’s competitive advantages.

FEMSA Comercio participates through the Health Division in Mexico, Chile, Colombia and Ecuador. In Mexico, it faces competition from other drugstore chains such as Farmacias Similares, Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, as well as regional and independent pharmacies, supermarkets and other informal neighborhood drugstores. In Chile, relevant competitors are chain drugstores such as Farmacias Ahumada and Salcobrand, while in Colombia, the most relevant competitors are La Rebaja, Unidrogas, Olimpica, Cafam, Colsubsidio and Farmatodo. In Ecuador, Grupo Difare and Farmaenlace are the main competitors.

For the Fuel Division, the government reforms over Mexico’s fuel distribution market have altered the competitive dynamics of the industry. The consolidation process, expected to continue as more large companies and international competitors continue to enter and expand through the market, may occur rapidly and materially alter the market dynamics in Mexico. Currently, the Fuel Division faces competition from international players such as British Petroleum, Mobil, Repsol and Shell, regional chains such as Corpogas, Hidrosina, G500 and Petro-7 and hard discount chains like Good Price, Cargo Gas and Gulf, as well as small independently owned and operated service stations.

FEMSA Comercio may face additional competition from new market participants. The increase in competition may limit the number of new locations available or result in a reduction in revenues. Consequently, future competition may affect the results of operations and financial condition of FEMSA Comercio. The shift in the retail sector from brick-and-mortar retailers to online and mobile platforms could also adversely affect FEMSA Comercio’s business, results of operations and financial condition.

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

In the markets where it operates, FEMSA Comercio is subject to regulation in areas such as labor, zoning, operations, environmental and related local permits, health and safety and anti-money laundering regulations. Changes in existing laws and regulations, the adoption of new laws or regulations, changes in policy by regulators or a stricter or changing interpretation or enforcement thereof in the countries where FEMSA Comercio operates may increase its operating and compliance costs or impose restrictions on its operations and expansion which, in turn, may adversely affect the results of operations and financial condition of FEMSA Comercio’s business. In addition, changes in current laws and regulations may negatively impact customer traffic, revenues, operational costs and commercial practices, which may have an adverse effect on results of operations and financial condition of FEMSA Comercio.

FEMSA Comercio is subject to anti-money laundering laws and regulations in the countries in which it operates. Any violation of any such laws or regulations may adversely affect FEMSA Comercio’s business.

FEMSA Comercio is subject to anti-money laundering laws and regulations in the jurisdictions in which it operates and is required to comply with the applicable laws and regulations of the countries in which it operates. Such laws and regulations require FEMSA Comercio to adopt and implement policies, procedures and controls designed to detect and prevent transactions with third parties involved in money laundering. Although we have such policies, procedures and controls in place, given the number of transactions made in its stores, FEMSA Comercio may be subject to the risk that its clients or third parties may misuse its services and engage in money laundering or other related illegal activities. There can be no assurance that FEMSA Comercio’s internal policies, procedures and controls will be sufficient to detect or prevent all inappropriate practices, including money laundering, fraud or other violations of law or that any person will not take actions in violation of FEMSA Comercio’s policies, procedures and controls. If FEMSA Comercio is unable to fully comply with anti-money laundering laws and regulations, the relevant governmental authorities have the power and authority to investigate FEMSA Comercio and, in the event that it determines that FEMSA Comercio is in violation of anti-money laundering laws and regulations, impose significant fines, penalties and remedies. Third parties that FEMSA Comercio has partnerships or commercial relationships with, or otherwise interacts with in the ordinary course may also fail to comply with their obligations under anti-money laundering regulations applicable to them.

FEMSA Comercio’s business highly depends on information technology and a failure, interruption or breach of its IT systems could adversely affect it.

FEMSA Comercio’s businesses rely heavily on advanced IT systems to effectively manage its data, communications, connectivity and other business processes. FEMSA Comercio invests aggressively in IT to maximize its value generation potential. The development of IT systems, hardware and software needs to keep pace with the businesses’ growth due to the high speed at which the division adds new services and products to its commercial offerings. If these systems become obsolete or if the planning for future IT investments is inadequate, FEMSA Comercio businesses could be adversely affected.

In order to address risks to its IT systems, FEMSA Comercio continues to make investments in training personnel, technologies and cyber insurance. FEMSA Comercio maintains an IT risk management program which is supervised by its senior management. Reports on such IT risk management program are presented to the Audit Committee of the board of directors on a quarterly basis. As part of this program, FEMSA Comercio has a cybersecurity framework, internal policies and cross-functional surveillance and governance.

Although FEMSA Comercio constantly improves and protects its IT systems with advanced security measures, they still may be subject to defects, interruptions or security breaches such as viruses or data theft. Such a defect, interruption or breach could adversely affect the results of operations and financial condition of FEMSA Comercio.

FEMSA Comercio’s business may be adversely affected by an increase in the price of electricity in the markets where it operates.

The performance of FEMSA Comercio’s points of sale would be adversely affected by increases in the price of utilities on which the stores and stations depend, such as electricity. Electricity prices could potentially increase further as a result of inflation, shortages, interruptions in supply, changes in the regulatory framework or other reasons, and such an increase could adversely affect the results of operations and financial condition of FEMSA Comercio’s business.

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

Negative or inaccurate information concerning or affecting FEMSA Comercio’s trademarks may be posted on such platforms at any time. This information may harm FEMSA Comercio’s reputation or brand image without affording the corporation an opportunity for redress or correction. Further, the disclosure of non-public company-sensitive information by FEMSA Comercio’s workforce or others through external social media channels may have adverse legal implications. The risks associated with any such negative publicity could in turn have a material adverse effect on its business, results of operations and financial condition.

An erosion of FEMSA Comercio’s business reputation could have a material adverse effect on its brand, its ability to secure new resources and its business and results of operations

FEMSA Comercio’s reputation, trademarks and other proprietary rights are important to its competitive position, and FEMSA Comercio benefits from well-recognized brands. If FEMSA Comercio is unsuccessful in protecting its intellectual property rights, or if another party prevails in litigation claiming any rights thereto, the value of the brands could be diminished, causing customer confusion and materially adversely impacting FEMSA Comercio’s business and financial results. Failure to maintain product safety and quality could materially adversely affect FEMSA Comercio’s brand image and reputation and lead to potential product liability claims, governmental agency investigations and damages claims.

Societal expectations of businesses are also increasing, with a focus on business ethics, contribution to society, safety and minimizing damage to the environment, among others. Also, there is increasing focus on the role of oil and gas and large retail businesses in the context of climate change and energy transition. If FEMSA Comercio is unable to meet society demands in this regard, its brands and reputation could be negatively affected, thus limiting FEMSA Comercio’s ability to deliver its strategy, reducing consumer demand for its products, harming its ability to secure new resources and contracts and restricting its ability to access capital markets or attract employees. Many other factors, including the materialization of the risks discussed in several of the other risk factors herein, could negatively affect FEMSA Comercio’s reputation and could have a material adverse effect on its business, financial condition and results of operations.

Tax changes in the countries where we operate could adversely affect FEMSA Comercio’s business.

The imposition of new taxes, increases in existing taxes or changes in the interpretation of tax laws and regulations by tax authorities, may have a material adverse effect on the results of operations and financial condition of FEMSA Comercio’s business.

The Proximity Division may not be able to maintain its historic growth rate.

The Proximity Division increased the number of OXXO stores at a compound annual growth rate of 6.5% from 2016 to 2020. The growth in the number of OXXO stores has driven growth in total revenue and results of operations at the Proximity Division over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket and store traffic. As a result, our future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. In view of the uncertain outlook in 2020 due to the COVID-19 pandemic in the countries where the Proximity Division operates, it opened fewer new stores than in previous years and various OXXO stores were closed as they did not reach the profitability desired. We cannot assure that the revenues and cash flows of the Proximity Division that come from future retail stores will be comparable with those generated by existing retail stores. See “Item 4. Information on the Company—FEMSA Comercio—Proximity Division—Store Locations.”

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

The Fuel Division mainly sells gasoline and diesel through owned or leased retail service stations. Previously, the prices of these products were regulated in Mexico by the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”). Since 2017, fuel prices gradually began to follow the dynamics of the international fuel market, and in 2021 we expect them to continue to do so in accordance with the regulatory framework, which may also adversely affect the results of operations and financial condition of the Fuel Division’s business.

The Fuel Division’s performance may be affected by changes in commercial terms with suppliers, or disruptions to the industry supply chain.

The Fuel Division mainly purchases gasoline and diesel for its operations in Mexico. The fuel market in Mexico recently experienced structural changes that should gradually increase the number of suppliers. In the event of changes in the industry, commercial terms for the Fuel Division could deteriorate in the future, and potential disruptions to the supply chain to our gas stations could adversely impact the financial performance of the Fuel Division.

The Fuel Division’s business could be affected by new safety and environmental regulations enforced by the government, global environmental regulations and new energy technologies.

Federal, state and municipal laws and regulations for the installation and operation of service stations are becoming more stringent. Compliance with these laws and regulations is often difficult and costly. Global trends to reduce the consumption of fossil fuels through incentives and taxes could push sales of these fuels at service stations to slow or decrease in the future and automotive technologies, including efficiency gains in traditional fuel vehicles and increased popularity of alternative fuel vehicles, such as electric and liquefied petroleum gas (“LPG”) vehicles, have caused a significant reduction in fuel consumption globally. Other new technologies could further reduce the sale of traditional fuels, all of which could adversely affect results of operations and financial condition of the Fuel Division. See “Item 4. Information on the Company—Regulatory Matters—Environmental Regulations.”

The nature of the Fuel Division’s operations exposes it, and the communities in which it operates, to a range of health, safety, security and environmental risks.

The nature of the Fuel Division’s operations expose it to certain risks, particularly at its fuel stations. These risks include equipment failure, work accidents, fires, explosions, vapor emissions, spills and leaks at its facilities, service stations or other sites. These types of hazards and accidents may cause personal injuries or the loss of life, business interruptions and damage or contamination to the environment and the Fuel Division’s property, equipment or reputation. Further, we may be subject to litigation, compensation claims, governmental fines or penalties or other liabilities or losses in relation to such incidents and accidents, and may incur significant costs as a result. Such incidents and accidents may also affect our reputation or our brands, leading to a decline in sales of our products and services, and may adversely impact our business, financial condition and results of operations.

Risks Related to Mexico and the Other Countries Where We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results.

We are a Mexican corporation and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2020, 65.1% of our consolidated total revenues were attributable to Mexico. During 2019 and 2020, the Mexican gross domestic product (“GDP”) decreased by approximately 0.1% and 8.5%, respectively, on an annualized basis compared to the previous year. We cannot assure that such conditions will not continue to slow down in the future or will not have a material adverse effect on our business, results of operations and financial condition going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results.

Our business may be significantly affected by the general condition of the Mexican economy, or by the rate of inflation in Mexico, interest rates in Mexico and exchange rates for, or exchange controls affecting, the Mexican peso. Decreases in the growth rate of the Mexican economy, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for the products we carry in our stores, lower real pricing of products, a shift to lower margin products or decrease in store traffic. Because a large percentage of our costs and expenses are fixed, we may not be able to reduce costs and expenses upon the occurrence of any of these events and our profit margins may suffer as a result.

In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results. Mexican peso-denominated debt (including currency hedges) constituted 33.1% of our total debt as of December 31, 2020.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar could adversely affect our financial position and results.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso, which is our main operating currency, may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and, as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. As of December 31, 2020, the Mexican peso depreciated relative to the U.S. dollar by approximately 5.5% compared to 2019. As of December 31, 2019 and 2018, the Mexican peso experienced fluctuations relative to the U.S. dollar consisting of 3.9% and 0.02% of appreciation, respectively, compared to the prior year. Through April 9, 2021, the Mexican peso has depreciated 1.1% since December 31, 2020.

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

Mexican political events may significantly affect our operations. We cannot predict whether potential changes in Mexican governmental and economic policy could adversely affect economic conditions in Mexico or the sector in which we operate. The Mexican president and Congress have a strong influence over new policies and governmental actions regarding the Mexican economy, and the current federal administration could implement substantial changes in law, policy and regulations in Mexico, including reforms to the Constitution, which could negatively affect our business, results of operations and financial condition. In response to these actions, opponents of the administration could react with, among other things, riots, protests and looting that could negatively affect our operations.

As of the date of this annual report, the MORENA Political Party holds an absolute majority in the Chamber of Deputies and the Senate and a strong influence in various local legislatures. Moreover, mid-term federal and local elections will take place in Mexico in June 2021, after which the Chamber of Representatives may have new representatives and 15 Mexican states will elect new governors. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations and financial condition.

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

The Mexican economy and the market value of securities issued by Mexican issuers may be, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Furthermore, economic conditions in Mexico have been highly correlated with economic conditions in the United States primarily as a result of the North American Free Trade Agreement (“NAFTA”) and more recently, the United States-Mexico-Canada Agreement (“USMCA”), which came into force on July 1, 2020. It remains to be seen what impact the adoption of the USMCA or any subsequent trade agreements made as a response to the USMCA will have on us and our business. For example, in June and July 2020, the Mexican Congress approved several new laws and reforms to existing laws in connection with the enactment of the USMCA, including the new Ley Federal de Protección a la Propiedad Industrial and reforms to the Ley de los Impuestos Generales de Importación y Exportación. If the United States were to withdraw from or materially modify other international trade agreements to which it is a party, or if the United States were to withdraw from the World Trade Organization, certain foreign-sourced goods that we sell may no longer be available at a commercially attractive price or at all, which in turn could have a material adverse effect on our business, results of operations and financial condition. However, there can be no assurance as to what the new U.S. administration will do, and the impact of these measures or any others adopted by the new U.S. administration cannot be predicted.

Adverse economic conditions in the United States or other related events could have an adverse effect on the Mexican economy. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Mexico, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Mexican issuers or of Mexican assets. For example, in Chile, an increase in social unrest in late 2019 led to the announcement of a constitutional referendum, which was held on October 25, 2020 and resulted in the approval of a plan to call a Constitutional Convention, to be composed of elected members, in which a new constitution will be drafted. In June 2022, a second nationwide referendum will take place, in which the new constitution will be submitted for voters’ approval. If social unrest continues in Chile, FEMSA Comercio’s business in the country could be negatively affected. There can be no assurance that future developments in other emerging market countries and in the United States, over which we have no control, will not have a material adverse effect on our financial condition and results.

Natural disasters, weather conditions and public health issues, such as the coronavirus pandemic, could adversely affect our business.

Different regions of Mexico and other countries in which we operate could experience torrential rains, hurricanes, earthquakes or other adverse weather and climate conditions, as well as public health issues (including tainted food, food-borne illnesses, food tampering, tampering with or failure of water supply or widespread/pandemic illness such as COVID-19, Ebola, the avian or H1N1 flu, MERS) which may negatively impact consumer purchasing power and behavior that could result in reduced sales across our businesses. Additionally, such adverse weather conditions, natural disasters and public health issues may affect our personnel, assets, road infrastructure and points of sale in the territories in which we operate and thereby limit our ability to operate. Such events, or the containment measures to prevent or control them could also trigger increases in costs, disruption of supply, shortages of products, or consumer behavior changes including a decrease in an overall consumer mobility, thus affecting our business, financial condition and results of operations. If any of these events becomes significant in duration, our financial condition and results of operations could be materially adversely affected. FEMSA Comercio’s points of sales and some operating facilities have been affected by hurricanes and other weather events in the past, which have resulted in temporary closures and losses. Also, any of these events could force us to increase our capital expenditures to put our assets back in operation. See “Item 4. Information on the Company—Insurance.”

Security risks in Mexico could increase, and this could adversely affect our results.

In recent years, Mexico has experienced a period of increasing criminal activity and particularly homicide rates, primarily due to organized crime. The presence of violence among drug cartels, and between these and the Mexican law enforcement and armed forces, or an increase in other types of crime, pose a risk to our business, and might negatively impact business continuity. Historically, these incidents have been relatively concentrated along the northern Mexican border, in cities such as in Tijuana, Ciudad Juarez and the state of Tamaulipas, and during recent years in certain other Mexican states such as Baja California, Colima, Chihuahua, Zacatecas and Guanajuato. The north of Mexico is an important region for some of our FEMSA Comercio operations, and an increase in crime rates could negatively affect our sales and customer traffic, increase our security expenses, affect our hours of operation and result in higher turnover of personnel or damage to the perception of our brands. This situation could worsen and adversely impact our business and financial results because consumer habits and patterns adjust to the increased perceived and real security risks, as people refrain from going out as much and gradually shift some on-premise consumption to off-premise consumption of food and beverages on certain occasions.

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

As of March 24, 2021 the voting trust owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information— Bylaws—Voting Rights and Certain Minority Rights.”

Holders of Series D-B and D-L Shares have limited voting rights.

Holders of Series D-B and D-L Shares have limited voting rights and are only entitled to vote on specific matters, such as certain changes in the form of our corporate organization, dissolution or liquidation, a merger with a company with a distinct corporate purpose, a merger in which we are not the surviving entity, a change of our jurisdiction of incorporation, the cancellation of the registration of the Series D-B and D-L Shares and any other matters that expressly require approval from such holders under the Mexican Securities Market Law. As a result of these limited voting rights, Series D-B and D-L holders will not be able to influence our business or operations. See “Item 7. Major Shareholders and Related-Party Transactions—Major Shareholders” and “Item 10. Additional Information—Bylaws—Voting Rights and Certain Minority Rights.”

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

We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of March 31, 2021, we had no restrictions on our ability to pay dividends. Further, our non-controlling shareholder position in Heineken means that we will be unable to require payment of dividends with respect to the Heineken Investment.

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

Corporate Information

Our company was incorporated under the laws of Mexico on May 30, 1936 for a duration of 99 years. The duration can be extended indefinitely by resolution of our shareholders. We are organized as a sociedad anónima bursátil de capital variable under the laws of Mexico. Our legal name is Fomento Económico Mexicano, S.A.B. de C.V., and in commercial and business contexts we frequently refer to ourselves as “FEMSA.” Our principal headquarters are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410, Mexico. Our telephone number at this location is (+52-81) 8328-6000.

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

Corporate History and Recent Developments

FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A. (“Cervecería Cuauhtémoc”), which was established in 1890. Descendants of certain of the founders of Cervecería Cuauhtémoc are participants of the voting trust that controls our company.

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

In 2018, FEMSA Comercio entered the market in Peru starting operations through the Proximity Division.

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

In 2019, FEMSA Comercio acquired a 50% interest in Raízen Conveniências (“Raízen”), now commercially known as “Grupo Nós.” Raízen is a 50-50 joint venture in Brazil between Cosan Limited and Royal Dutch Shell. Raízen operates more than 6,200 Shell service stations in Brazil, approximately 1,000 of which have a Select brand convenience store. The acquisition is limited to the convenience store business and excludes the fuel service station operations.

In 2019, FEMSA acquired a minority stake in Jetro Restaurant Depot (“JRD”), a privately held cash and carry retailer. The transaction includes an investment in the operating and real estate-holding entities of JRD as well as the terms and conditions for a proposed joint venture between FEMSA and JRD to implement JRD’s business model in Mexico and other Latin American markets. In October 2020, FEMSA acquired an additional minority stake in JRD.

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

In May 2020, FEMSA closed a transaction with the shareholders of WAXIE and North American Corporation to form a new company (now known as “Envoy Solutions”) within the janitorial-sanitation, packaging and specialized distribution industry in the United States, with FEMSA acquiring a majority controlling interest in the combined company.

In May 2020, Specialty's Cafe & Bakery, Inc. (“Specialty’s”), a subsidiary of the company, filed for bankruptcy pursuant to Chapter 7 of the U.S. Bankruptcy Code after receiving approval to do so from its board of directors on May 26, 2020. The case is pending before the United States Bankruptcy Court for the Northern District of California.

In October 2020, FEMSA Comercio entered into definitive agreements with SMU, S.A., a leading Chilean retailer, to acquire its OK Market store chain, with more than 120 locations in Chile. The transaction is subject to customary regulatory and anti-trust approvals and is expected to close during 2021.

In December 2020, FEMSA announced and closed the acquisition of two independent specialized distribution businesses in the United States: Southeastern Paper Group, Inc., based in Spartanburg, South Carolina, and Southwest Paper Company, Inc., (doing business as “SWPlus”) based in Wichita, Kansas.

In February 2021, Coca-Cola FEMSA entered into a new distribution agreement with Heineken Brazil that is intended to replace its previous distribution agreement with Heineken Brazil. The effectiveness of this distribution agreement is subject to various conditions, including the approval of the Brazilian antitrust authorities. Pursuant to the new distribution agreement, Coca-Cola FEMSA will continue to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and will add the premium brand Eisenbahn and other premium international brands to its portfolio. Coca-Cola FEMSA will also cease to sell and distribute Heineken and Amstel beer brands upon the effectiveness of the new distribution agreement. Moreover, Coca-Cola FEMSA will have the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions. Upon the effectiveness of the new distribution with Heineken Brazil, Coca-Cola FEMSA intends to withdraw from the arbitration and other legal proceedings against Heineken Brazil and waive any rights with respect to any awards or judgements resulting from such arbitration and legal proceedings.

For more information on: (i) the recent Heineken transaction, see “Item 10. Additional Information—Material Contracts,” (ii) FEMSA Comercio’s recent transactions, see “Item 4. Information on the Company—FEMSA Comercio” and (iii) Coca-Cola FEMSA’s recent transactions, see “Item 4. Information on the Company—Coca-Cola FEMSA.”

Ownership Structure

We conduct our business through our principal subsidiary companies as shown in the following diagram and table:

Ownership Structure as of March 31, 2021

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

The following table sets forth our significant subsidiaries as of December 31, 2020:

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

The following table presents an overview of our operations by reportable segment and by geographic area:

Operations by Segment—Overview

Year Ended December 31, 2020 and % of growth (decrease) vs. previous year

				FEMSA Comercio
	Coca-Cola FEMSA			Proximity Division				Fuel Division			Health Division			Heineken Investment

	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.	183,615	(6)%	Ps.	181,277	(2)%		Ps.	34,292	(28)%	Ps.	65,172	11%	Ps.	—	—
Gross profit		82,811	(5)%		74,296	(1)%			4,300	(10)%		19,575	11%		—	—
Share of the (loss) of equity accounted investees, net of taxes		(281)	115%		(18)	(300)	%(1)		—	—		—	—		(434)	(107)%
Total assets		263,066	2%		121,200	3%			15,878	(10)%		60,107	11%		92,444	7%
Employees		82,334	0%		165,433	1%			7,487	(3)%		28,482	3%		—	—

(1)	Reflects the percentage decrease between the loss of Ps. 18 million recorded in 2020 and the gain of Ps. 9 million recorded in 2019.

Total Revenues Summary by Segment(1)

	Year Ended December 31,
	2020		2019		2018

	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	183,615	Ps.	194,471	Ps.	182,342
FEMSA Comercio
Proximity Division		181,277		184,810		167,458
Health Division		65,172		58,922		51,739
Fuel Division		34,292		47,852		46,936
Other Businesses		49,414		41,788		42,293
Consolidated total revenues	Ps.	492,966	Ps.	506,711	Ps.	469,744

(1)	The sum of the financial data for each of our segments differs from our consolidated total revenues due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

Business Strategy

We understand the importance of connecting with our end consumers by understanding their needs, and ultimately delivering the right products to them for the right occasions and the optimal value proposition. We strive to achieve this by developing brand value, expanding our significant distribution capabilities and improving the efficiency of our operations while aiming to reach our full potential. We continue to improve our information gathering and processing systems in order to better know and understand what our consumers want and need, and we are improving our production and distribution by more efficiently leveraging our asset base.

Our objective is to generate economic and social value through our companies and institutions.

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guides our consolidation and growth efforts, which have led to our current continental footprint. We currently operate in Mexico, Central, South America and in the United States, including some of the most populous metropolitan areas in Latin America—which provides us with opportunities to create value through both an improved ability to execute our strategies in both complex and developed markets including the United States, and the use of superior commercial tools. We have also increased our capabilities to operate and succeed in other geographic regions by improving management skills in order to obtain a precise understanding of local consumer needs. Going forward, we intend to use those capabilities to continue our international expansion of Coca-Cola FEMSA, FEMSA Comercio and other business units, expanding both our geographic footprint and our presence in the non-alcoholic beverage industry, small box retail formats, and other ancillary businesses such as logistics services and distribution, as well as taking advantage of potential opportunities across markets to leverage our capability set.

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

The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2020.

Operations by Consolidated Reporting Segment—Overview Year Ended December 31, 2020

	Total Revenues			Gross Profit

	(in millions of Mexican pesos, except percentages)
Mexico and Central America(1)	Ps.	106,783	58.2%	Ps.	52,906	63.9%
South America(2)		76,832	41.8%		29,905	36.1%
Consolidated		183,615	100.0%		82,811	100.0%

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay.

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

Business Strategy

Coca-Cola FEMSA operates with a large geographic footprint in Latin America. To consolidate its position as a global leader in the beverage business, Coca-Cola FEMSA continues to expand its robust portfolio of beverages, transforming and enhancing its operational capabilities, inspiring a cultural evolution, and embedding sustainability throughout its business to create economic, social and environmental value for all of Coca-Cola FEMSA’s stakeholders.

Coca-Cola FEMSA’s view on sustainable development is a comprehensive part of its business strategy. Coca-Cola FEMSA bases its efforts in its ethics and values, focusing on (i) its people, (ii) its communities and (iii) the planet. Coca-Cola FEMSA also takes a responsible and disciplined approach to the use of resources and capital allocation.

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

Coca-Cola FEMSA seeks to accelerate its revenue growth through the introduction of new categories, products and presentations that better meet its consumers’ needs and preferences, while maintaining its core products and improving its profitability. To address its consumers’ diverse lifestyles, Coca-Cola FEMSA has developed new products through innovation and has expanded the availability of low-and non-caloric beverages by reformulating and broadening its product portfolio to reduce added sugar and offering smaller presentations of its products. As of December 31, 2020, approximately 38.8% of Coca-Cola FEMSA’s brands were low-or non-caloric beverages, and Coca-Cola FEMSA continues to expand its product portfolio to offer more options to its consumers so they can satisfy their hydration and nutrition needs. See “Item 4. Information on the Company—Coca-Cola FEMSA Products” and “Item 4. Information on the Company—Coca-Cola FEMSA—Packaging.” In addition, Coca-Cola FEMSA informs its consumers through front labeling on the nutrient composition and caloric content of its beverages. Coca-Cola FEMSA has been a pioneer in the introduction of the Guideline Daily Amounts (“GDA”), and Coca-Cola FEMSA performs responsible advertising practices and marketing. Coca-Cola FEMSA voluntarily adheres to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of TCCC, achieving full compliance with all such codes and guidelines in all of the countries where Coca-Cola FEMSA operates.

Coca-Cola FEMSA views its relationship with TCCC as integral to Coca-Cola FEMSA’s business, and together Coca-Cola FEMSA and TCCC have developed marketing strategies to better understand and address Coca-Cola FEMSA’s consumer needs. See “Item 4. Information on the Company—Coca-Cola FEMSA—Marketing.”

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which Coca-Cola FEMSA offers products and the number of retailers carrying its beverages as of December 31, 2020:

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages. The Coca-Cola trademark beverages include: sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks and plant-

based drinks). In addition, Coca-Cola FEMSA distributes and sells Heineken beer products in its Brazilian territories and Monster products in all of the countries where it operates.

Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 63.9%, 62.4% and 62.2% of Coca-Cola FEMSA’s total sales volume in 2020, 2019 and 2018, respectively.

The following table sets forth the trademarks of the main products Coca-Cola FEMSA distributed in 2020:

Colas:

Coca-Cola

Coca-Cola Sin Azúcar

Coca-Cola Light

Flavored Sparkling Beverages:
Crush	Kuat	Schweppes
Fanta	Mundet	Sprite
Fresca	Quatro	Yoli

Still Beverages:
AdeS	FUZE Tea	Leão
Cepita	Hi-C	Monster	Santa Clara
Del Valle	Kapo	Powerade	Valle Frut

Water:
Alpina	Brisa	Dasani	Shangri-la
Aquarius	Ciel	Manantial	Topo Chico
Bonaqua	Crystal	Kin	Vitale

Packaging

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by TCCC, which consist primarily of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of PET resin. Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which Coca-Cola FEMSA sells its products. Presentation sizes for Coca-Cola FEMSA’s Coca-Cola trademark beverages range from a 6.5-ounce personal size to a 3-liter multiple serving size. For all of Coca-Cola FEMSA’s products excluding water, Coca-Cola FEMSA considers a multiple serving size as equal to, or larger than, 1.0 liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allow it to offer portfolio alternatives based on convenience and affordability to implement sales strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which Coca-Cola FEMSA refers to as fountain. Coca-Cola FEMSA also sells bottled water products in bulk sizes, which refer to presentations equal to or larger than 5.0 liters and up to 20.0 liters, which have a much lower average price per unit case than its other beverage products.

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

	Sales Volume		Transactions
	2020	2019	2020	2019

	(Millions of unit cases or millions of single units, except percentages)
Mexico	1,759.2	1,838.3	8,202.6	9,584.6
Central America(1)	232.4	236.9	1,635.8	1,945.0
Mexico & Central America	1,991.6	2,075.3	9,838.4	11,529.6
Growth	(4.0)%	0.5%	(14.7)%	0.2%
Colombia	254.8	265.5	1,572.8	1,967.9
Brazil(2)	862.9	846.5	5,208.3	5,726.2
Argentina	133.8	139.3	593.1	782.9
Uruguay	41.2	42.4	185.1	214.0
South America	1,292.7	1,293.6	7,559.2	8,691.0
Growth	(0.1)%	2.9%	(13.0)%	5.8%
Total	3,284.4	3,368.9	17,397.7	20,220.6
Growth	(2.5)%	1.4%	(14.0)%	2.5%

The following table illustrates the multiple serving presentations and returnable packaging for sparkling beverages volume:

	Multiple Serving Presentations		Returnable packaging
	2020	2019	2020	2019
Mexico	71.3%	66.2%	42.2%	38.0%
Central America(1)	59.6%	49.3%	40.6%	41.4%
Colombia	80.3%	74.6%	27.1%	31.3%
Brazil(2)	81.2%	79.3%	19.7%	18.5%
Argentina	88.9%	78.7%	29.7%	27.5%
Uruguay	85.3%	81.5%	22.0%	23.6%
Total	74.9%	69.9%	33.6%	31.8%

The following table illustrates Coca-Cola FEMSA’s historical sales volume and number of transactions performance by category for each of its operations and its reporting segments for 2020 as compared to 2019:

	Year Ended December 31, 2020
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	(3.7)%	(4.9)%	(26.0)%	0.5%	(4.3)%
Central America(1)	1.3%	(16.8)%	(29.9)%	(20.9)%	(1.9)%
Mexico and Central America	(3.1)%	(6.7)%	(26.5)%	0.4%	(4.0)%
Colombia	0.9%	(8.7)%	(33.8)%	(13.7)%	(4.0)%
Brazil(2)	2.8%	(1.2)%	(9.4)%	18.8%	1.9%
Argentina	(2.8)%	3.5%	(32.0)%	48.4%	(3.9)%
Uruguay	(5.1)%	36.2%	18.0%	—	(2.8)%
South America	1.6%	(1.9)%	(18.3)%	2.5%	(0.1)%
Total	(1.1)%	(5.0)%	(22.6)%	0.6%	(2.5)%

	Year Ended December 31, 2020
	Sparkling	Stills	Water	Bulk	Total

Number of Transactions Growth
Mexico	(13.2)%	(16.4)%	(25.8)%	—	(14.4)%
Central America(1)	(13.0)%	(30.7)%	(28.2)%	—	(15.9)%
Mexico and Central America	(13.2)%	(19.3)%	(26.1)%	—	(14.7)%
Colombia	(15.0)%	(26.4)%	(39.6)%	—	(20.1)%
Brazil(2)	(8.7)%	(7.6)%	(14.5)%	—	(9.0)%
Argentina	(23.9)%	(8.4)%	(39.3)%	—	(24.2)%
Uruguay	(16.5)%	9.0%	9.2%	—	(13.5)%
South America	(11.6)%	(11.2)%	(25.9)%	—	(13.0)%
Total	(12.5)%	(16.1)%	(26.0)%	—	(14.0)%

The following table illustrates Coca-Cola FEMSA’s unit case mix by category for each of its operations and its consolidated reporting segments for 2020:

	Sparkling Beverages		Stills		Water(3)

	Years Ended December 31,
	2020	2019	2020	2019	2020	2019
Unit Case Mix by Category
Mexico	73.6%	73.2%	6.3%	6.4%	20.0%	20.4%
Central America(1)	88.9%	86.1%	7.3%	8.6%	3.8%	5.3%
Mexico and Central America	75.4%	74.7%	6.5%	6.6%	18.1%	18.7%
Colombia	81.8%	77.8%	5.2%	5.5%	13.0%	16.7%
Brazil(2)	87.6%	86.8%	5.9%	6.1%	6.5%	7.1%
Argentina	80.9%	80.0%	7.5%	7.0%	11.6%	13.0%
Uruguay	89.0%	91.1%	1.2%	0.9%	9.8%	8.0%
South America	85.8%	84.4%	5.8%	5.9%	8.4%	9.7%
Total	79.5%	78.4%	6.2%	6.4%	14.3%	15.2%

(1)	Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Excludes beer sales volume and transactions.
(3)	Includes bulk water volume and transactions.

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

Marketing

Coca-Cola FEMSA, in conjunction with TCCC, has developed a marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2020 were Ps. 5,043 million, net of Ps. 1,482 million contributed by TCCC.

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

Marketing in Coca-Cola FEMSA’s Distribution Channels. In order to provide more dynamic and specialized marketing of its products, Coca-Cola FEMSA’s strategy is to classify its markets and develop targeted efforts for each consumer segment or distribution channel. Coca-Cola FEMSA’s principal channels are small retailers, “on-premise” accounts, such as restaurants and bars, supermarkets and third-party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.

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

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which Coca-Cola FEMSA sold its products:

	As of December 31, 2020
	Mexico and
	Central America(1)	South America(2)
Distribution centers	196	72
Retailers	1,059,181	879,040

(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay.

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

As a result of the COVID-19 pandemic, Coca-Cola FEMSA continues to reinforce its presence in its emerging distribution channels, which consist primarily of digital sales channels, such as food aggregators, digital platforms and telemarketing, in an effort to safeguard the health of its workforce and business partners and to address the growing demand from its business partners through such sales channels. This reinforcement is aligned with Coca-Cola FEMSA’s overall digitization and omnichannel strategies.

In 2020, no single customer accounted for more than 10.0% of Coca-Cola FEMSA’s consolidated total sales.

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

Mexico. Coca-Cola FEMSA contracts with a subsidiary of FEMSA, Solistica, S.A. de C.V., for most of the transportation of finished products from Coca-Cola FEMSA’s bottling plants to its distribution centers in Mexico. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, Coca-Cola FEMSA distributes its finished products to retailers mainly through its own fleet of trucks. In designated areas in Mexico, third-party distributors deliver Coca-Cola FEMSA’s products to retailers and consumers, allowing Coca-Cola FEMSA to access these areas on a cost-effective basis.

In Mexico, Coca-Cola FEMSA sells a majority of its beverages through its traditional distribution channel, which consists of sales at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. Coca-Cola FEMSA also sells products through modern distribution channels, the “on-premise” consumption segment, home delivery, supermarkets and other locations. Modern distribution channels include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers. The “on-premise” consumption segment consists of sales through points-of-sale where products are consumed at the establishment from which they were purchased. This includes retailers such as restaurants and bars as well as stadiums, auditoriums and theaters.

In 2020, the “on-premise” channel was the most affected in Coca-Cola FEMSA’s Mexican operations, as a result of COVID-19 containment measures. This effect was partially offset by increased sales through its emerging distribution channels, which consist primarily of digital channels and platforms such as food aggregators, e-commerce and other digital platforms. Additionally, other “direct-to-consumer” channels such as Coca-Cola FEMSA’s own home delivery routes had an increase in demand.

Brazil. In Brazil, Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third-party distributors, while maintaining control over the selling activities. In designated zones in Brazil, third-party distributors purchase Coca-Cola FEMSA’s products and resell them to retailers. In Brazil, Coca-Cola FEMSA sells a majority of its beverages at small retail stores. Coca-Cola FEMSA also sells products through modern distribution channels and “on-premise” consumption. Modern distribution channels in Brazil include large and organized chain retail outlets such as wholesale supermarkets and discount stores that sell fast-moving consumer goods.

In 2020, the “on-premise” channel in Coca-Cola FEMSA’s Brazil operations was the most affected as a result of COVID-19 containment measures. This effect was partially offset by increased sales through its emerging distribution channels, which consist primarily of digital channels and platforms such as food aggregators, e-commerce and other digital platforms. Additionally, the rollout of the omnichannel platform allowed Coca-Cola FEMSA to serve its consumers in Brazil through a digital app and its proprietary chatbot-enabled order-taking platform.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third-party distributors. In most of Coca-Cola FEMSA’s territories, an important part of its total sales volume is sold through small retailers.

In 2020, a large percentage of Coca-Cola FEMSA’s sales in its territories other than Mexico and Brazil were made through modern distribution channels, as the imposition of measures and regulations aimed at containing the COVID-19 pandemic had an impact on consumer preferences towards these channels. The “on-premise” channel was the most affected sales and distribution channel in these territories as a result of containment measures. As these countries began to ease restrictions and lockdowns, there was a subsequent recovery in the “on-premise” channel. This effect was partially offset by an increase in demand for its emerging distribution channels, which consist primarily of digital channels and platforms such as food aggregators, e-commerce and other digital platforms.

Principal Competitors

Coca-Cola FEMSA is a leader in the beverage market, being the largest franchise bottler of Coca-Cola trademarks in the world by sales volume. During 2020, Coca-Cola FEMSA produced and sold approximately 11.3% of the Coca-Cola system’s volume worldwide.

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

Coca-Cola FEMSA’s principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. Coca-Cola FEMSA also faces competition in many of its territories from producers of low price beverages, commonly referred to as “B brands.” A number of Coca-Cola FEMSA’s competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages and water, which may enable them to achieve distribution efficiencies that other competitors who do not offer an integrated portfolio may not be able to achieve.

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

In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Levité, Villavicencio and Villa del Sur are water brands owned by Danone, which is Coca-Cola FEMSA’s main competition. In addition, Coca-Cola FEMSA competes with a number of competitors offering “B brands,” low-priced sparkling beverages, as well as many other generic products and private label proprietary supermarket brands that are gaining importance in the market. Manaos, a brand owned by Refres Now S.A. is Coca-Cola FEMSA’s main competitor in this segment.

In Uruguay, Coca-Cola FEMSA’s main competitor is Salus, a water brand owned by Danone. Coca-Cola FEMSA also competes against Fábricas Nacionales de Cerveza S.A. (FNC), a Pepsi bottler and distributor that is partially owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, Coca-Cola FEMSA competes with low-priced regional producers, as well as many other “B brands” and imported products.

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

In the past, TCCC has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. For example, TCCC (i) gradually increased concentrate prices for certain Coca-Cola trademark beverages in Costa Rica and Panama beginning in 2014 and through 2018; (ii) gradually increased concentrate prices for flavored water in Mexico beginning in 2015 and through 2018 and (iii) began to gradually increase concentrate prices for certain Coca-Cola trademark beverages in Mexico beginning in 2017 and through 2019, followed by a subsequent increase in 2020. TCCC may continue to unilaterally increase concentrate prices in the future, and Coca-Cola FEMSA may not be successful in negotiating or implementing measures to mitigate the negative effect this may have in the prices of its products or its results. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Coca-Cola FEMSA’s bottler agreements provide that these materials may be purchased only from suppliers approved by TCCC. Prices for certain raw materials, including those used in the bottling of Coca-

Cola FEMSA’s products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that Coca-Cola FEMSA paid for PET resin in U.S. dollars in 2020 decreased 17.0% as compared to 2019 in all Coca-Cola FEMSA’s territories. In addition, given that high currency volatility has affected and continues to affect most of Coca-Cola FEMSA’s territories, the average price for PET resin in local currencies was lower in 2020 in Mexico, Colombia and Brazil and higher in Argentina. In 2020, Coca-Cola FEMSA purchased certain raw materials in advance, implemented a price fixing strategy and entered into certain derivative transactions, which helped Coca-Cola FEMSA captures opportunities with respect to raw material costs and currency exchange rates.

Under its agreements with TCCC, Coca-Cola FEMSA may use raw or refined sugar, artificial sweeteners and HFCS in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause Coca-Cola FEMSA to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, its average price for sugar in U.S. dollars, taking into account its financial hedging activities, decreased by approximately 9.2% in 2020 as compared to 2019.

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

Mexico and Central America. In Mexico, Coca-Cola FEMSA mainly purchases PET resin from Indorama Ventures Polymers México, S. de R.L. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V., known as Alpla, and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for us. Also, Coca-Cola FEMSA has introduced into its business Asian global suppliers, such as Far Eastern New Century Corp., known as FENC, SFX – Jiangyin Xingyu New Material Co. Ltd. and Hainan Yisheng Petrochemical Co. Ltd., which support its PET resin strategy and are known as the top PET global suppliers.

Coca-Cola FEMSA purchases all of its cans from Crown Envases México, S.A. de C.V., formerly known as Fábricas de Monterrey, S.A. de C.V., and Envases Universales de México, S.A.P.I. de C.V. Coca-Cola FEMSA mainly purchases its glass bottles from Owens America, S. de R.L. de C.V., FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V.

Coca-Cola FEMSA purchases sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel and Ingenio La Gloria, S.A., all of them sugar cane producers. As of April 8, 2021, Coca-Cola FEMSA held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. Coca-Cola FEMSA purchases HFCS from Ingredion México, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2020, sugar prices in local currency in Mexico increased approximately 11.2% as compared to 2019.

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

South America. In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in all of its caloric beverages, which Coca-Cola FEMSA buys from several domestic sources. Sugar prices in Colombia decreased by 11.9% in U.S. dollars and decreased 0.7% in local currency, as compared to 2019. Coca-Cola FEMSA purchases non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA has historically purchased all of its non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. Coca-Cola FEMSA purchases all of its cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of Coca-Cola FEMSA’s competitor Postobón) owns a minority equity interest in certain of Coca-Cola FEMSA’s suppliers, including O-I Peldar and Crown Colombiana, S.A.

In Brazil, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 6.2% in U.S. dollars and increased 20.8% in local currency as compared to 2019. Taking into account Coca-Cola FEMSA’s financial hedging activities, its sugar prices in Brazil decreased approximately 10.0% in U.S. dollars. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. Coca-Cola FEMSA mainly purchases PET resin from local suppliers such as Indorama Ventures Polímeros S.A.

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

In Uruguay, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay decreased approximately 1.7% in U.S. dollars and increased 16.7% in local currency as compared to 2019. Coca-Cola FEMSA’s main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. Coca-Cola FEMSA purchases PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and Coca-Cola FEMSA purchases non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

FEMSA Comercio

Overview

FEMSA Comercio operates through the following divisions:

●	Proximity Division, which operates a chain of small-format stores with 19,566 locations as of December 31, 2020, under the trade name OXXO.
●	Health Division, which operates drugstores and related operations with 3,368 points of sale in Mexico, Chile, Ecuador and Colombia as of December 31, 2020.
●	Fuel Division, which operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2020, the Fuel Division operated 558 service stations located in 17 states throughout Mexico, concentrated mainly in the northern region of Mexico.

These divisions operate distinct business models that allow them to focus on different customer needs within their specific markets.

Operations by Division—Overview

Year Ended December 31, 2020

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2020		2020 vs.2019	2020		2020 vs.2019
Proximity Division	Ps.	181,277	(2)%	Ps.	74,296	(1)%
Health Division		65,172	11%		19,575	11%
Fuel Division		34,292	(28)%		4,300	(10)%

Proximity Division

Business Strategy

The Proximity Division intends to continue increasing its store base while capitalizing on the retail business and market knowledge gained at existing stores. We intend to open new stores in locations where we believe there is high growth potential or unsatisfied demand, while also increasing customer traffic and average ticket per customer in existing stores. Our expansion focuses on both entering new markets and strengthening our presence in Mexico, Colombia, Chile, Brazil and Peru. A fundamental element of the Proximity Division’s business strategy is to leverage its retail store formats, know-how, technology and operational practices to continue growing in a cost-effective and profitable manner. This scalable business platform has provided a strong foundation for continued organic growth in Mexico, improving traffic and average ticket sales at our existing stores and facilitating entry into new small-format retail industries. Beyond Mexico, the Proximity Division seeks to increase its scale while continuing its expansion in Colombia, Chile, Peru and Brazil. In Brazil, since 2019 and through Grupo Nós, our joint-venture agreement with Raízen, we are exploring this market’s opportunities for the long-term expansion of our value proposition.

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

The Proximity Division has adopted innovative promotional strategies in order to increase store traffic and sales. In particular, the OXXO stores sell high-frequency items such as beverages, snacks and cigarettes at competitive prices. The Proximity Division’s ability to implement this strategy profitably is partly attributable to the size of the OXXO stores chain, and its ability to work together with its suppliers to implement sales strategies such as differentiated promotions. OXXO stores’ national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the OXXO brand. For example, the organization has refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments by expanding the offerings in the grocery product category in certain stores.

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

Finally, to further increase customer traffic into our stores, the Proximity Division has incorporated additional services to its value proposition in Mexico, such as utility bill payment, deposits into bank accounts held at our correspondent bank partners, remittances, prepayment of mobile phone fees and charges and other financial services, and it seeks to constantly increase the services it offers.

During 2020, the COVID-19 pandemic affected the Proximity Division’s operations and impacted many of its main performance indicators. Government responses to the pandemic have caused, and may continue to cause, temporary closures, category restrictions and social distancing measures at our points of sale, which have reduced consumer mobility and shifted consumer behavior, which in turn impacted the performance of our proximity stores. Despite the negative effects of the COVID-19 pandemic, we remain committed to our long-term business strategy, while we look for new opportunities to improve and adapt our value proposition to the changing environment.

Store Locations

The Proximity Division operates the largest small-format store chain in the Americas, measured by number of stores. As of December 31, 2020, there are 19,295 OXXO stores in Mexico, 110 OXXO stores in Colombia, 104 stores in Chile and 57 stores in Peru. Despite the adverse conditions due to the COVID-19 pandemic, the Proximity Division has expanded its operations by opening 236 new OXXO stores in Mexico, Colombia, Chile and Peru during 2020.

Additionally, as of December 2020, Grupo Nós operated 9 stores in Brazil.

OXXO Stores

Regional Allocation in Mexico(*)

as of December 31, 2020

The Proximity Division has aggressively expanded its number of OXXO stores over the past several years. However, during 2020, we opened fewer new stores due to operating restrictions and reduced customer mobility in the countries where we operate related to the COVID-19 pandemic. The average investment required to open a new OXXO store varies, depending on location and format and whether the store is opened in an existing retail location or requires construction of a new store. The Proximity Division is generally able to use supplier credit to fund the initial inventory of new OXXO stores.

OXXO Stores

Total Growth

	Year Ended December 31,
	2020	2019	2018	2017	2016
Total OXXO stores	19,566	19,330	17,999	16,577	15,225
Store growth (% change over previous year)	1.2%	7.4%	8.6%	8.9%	8.3%

While in 2020 the Proximity Division decreased its rate of expansion due to the COVID-19 pandemic and the resulting changes on customer behavior and overall economic environment, we expect to resume this expansion strategy by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets, while adjusting for post-pandemic changes in consumer behavior.

Most of the OXXO stores are operated under lease agreements, which are denominated in Mexican peso and adjusted annually to an inflation index. This approach provides the Proximity Division the flexibility to adjust locations as cities grow and effectively adjust its footprint based on stores’ performance.

Both the identification of locations and the pre-opening planning to optimize the results of new OXXO stores are important elements in the Proximity Division’s growth plan. The Proximity Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores of the Proximity Division that are unable to maintain benchmark standards are generally closed. Between December 31, 2016 and 2020, the total number of OXXO stores increased by 4,341, which resulted from the opening of 5,010 new stores and the closing of 669 stores. These numbers reflect stores which were closed during 2020 due to the impact that the COVID-19 pandemic had on their performance.

In view of the uncertain outlook in 2020 due to the COVID-19 pandemic in the countries where the Proximity Division operates, we opened fewer new stores than in previous years and various OXXO stores were closed as they did not reach the profitability desired.

Competition

The Proximity Division, mainly through OXXO stores, competes in the retail market, which we believe is highly competitive. OXXO stores face competition from small-format stores such as 7-Eleven and Circle K in Mexico, Tiendas D1, Ara and Tostao in Colombia, OK Market in Chile, and Tambo Mas in Peru, as well as from other numerous retail and grocery chains (such as Wal-Mart, H-E-B, Soriana, La Comer and Chedraui, among others) to small informal neighborhood stores across the markets where they operate. In addition, as more services and products are offered in OXXO stores, the number and type of competitors have also increased, including banks and fast-food outlets, among others. OXXO stores compete not only for consumers and new store locations but also for human resources to operate those stores. The Proximity Division has more presence in Mexico than any of its competitors, with operations in every state, while in Colombia it has operations in Bogotá and Bucaramanga, and in Chile and Peru, it has operations in each country’s capital.

In Brazil, Grupo Nós competes in a fragmented traditional market and with institutional convenience store operators, such as BR Distribuidora, Ipiranga and Lojas Americanas.

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

In Mexico, approximately 65% of OXXO stores’ customers are between the ages of 15 and 35. The Proximity Division also segments the market according to demographic criteria, including income level.

OXXO Store Characteristics

The average size of an OXXO store is approximately 105 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 189 square meters and, when parking areas are included, the average store size is approximately 407 square meters. In 2020, a typical OXXO store carried an average of 3,351 different stock keeping units (SKUs) in 32 main product categories.

Proximity Division—Operating Indicators

	Year Ended December 31,
	2020	2019	2018(1)	2017	2016

	(percentage increase compared to previous year)
Total revenues	(1.9)%	10.4%	11.8%	12.5%	14.4	%(2)
OXXO same-store sales(3)	(5.4)%	5.0%	5.2%	6.4%	7.0%

(1)	In 2018, FEMSA Comercio’s “Retail Division” removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Businesses.” The business segment is now named the Proximity Division. See Note 27 of our audited consolidated financial statements.
(2)	Includes revenues of Comercial Big John Limitada.
(3)	Same-store sales increase is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.

Beer, cigarettes, soft drinks and other beverages and snacks continue to represent the main product categories for OXXO stores, despite changes to the sales mix in 2020 resulting from reduced mobility and changes in consumer behavior resulting from the COVID-19 pandemic. Previously, OXXO stores in Mexico only carried beer brands produced and distributed by Heineken Mexico. However, following certain modifications to the terms of our existing commercial relationship with Heineken Mexico and our new commercial relationship with Grupo Modelo in 2019, the Proximity Division now sells the beer brands of Grupo Modelo in certain regions of Mexico and expects to gradually cover the entire country by the end of 2022.

Approximately 45% of OXXO stores in Mexico are operated by independent managers responsible for all aspects of store operations. The store managers are commission agents and are not employees of the Proximity Division. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. The Proximity Division continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and reducing personnel turnover in the stores.

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

Management believes that the OXXO store chain’s scale of operations provides the Proximity Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. In Mexico, given the fragmented nature of the retail industry in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 51% of the OXXO store chain’s total sales in Mexico consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by the Proximity Division’s Mexican distribution system, which includes 21 regional warehouses located in Guadalajara, Mexicali, Merida, Leon, Obregon, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tampico, Tijuana, Toluca, Veracruz, Villahermosa, Culiacan two in Mexico City and two in Monterrey. Our logistics services subsidiary operates a fleet of approximately 852 trucks in Mexico that make deliveries from the distribution centers to each store approximately two times per week.

Seasonality

OXXO stores in Mexico traditionally experience periods of high demand in December, as a result of the holidays, and in July and August, as a result of increased consumption of beer and soft drinks during these hot summer months. The months of November and February are generally the weakest sales months for OXXO stores. In general, the colder weather during these months reduces store traffic and cold beverage consumption overall.

Health Division

Business Strategy

The Health Division’s vision is focused on two main strategies: first, to gain relevant scale by building a Latin American pharmacy retail platform that operates across several countries and markets, and second, to constantly improve our value proposition and service by being closer to our customers through more stores, a digital strategy and loyalty programs, and by giving our customers access to a broader assortment, better options and availability of medicines, personal care, beauty and relevant health and wellness products and services. In order to achieve this, the Health Division is working on leveraging two strong capability sets: (i) the Health-industry knowledge, marketing and operational skills acquired through the incorporation of Chile-based Socofar and (ii) the skills that FEMSA Comercio has developed in the operation and growth of other small retail formats, particularly in Mexico. These capabilities include commercial, marketing and production skills as well as site selection, logistics, business processes, human resources, inventory and supplier management.

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

Store Locations

As of December 31, 2020, the Health Division operated 3,368 points of sale, including 1,331 in Mexico, 900 in Chile, 693 in Ecuador and 444 in Colombia.

During 2020, the Health Division expanded its operations by 207 additional stores on top of the 3,161 stores operating in 2019. In Ecuador and Colombia there was a negative impact in the expansion plan due to the economic crisis and social mobility restrictions related to the COVID-19 pandemic. The average investment required to open a new store varies, depending on location and whether the store is opened in an existing store location or requires construction of a new store. Although our expansion plans in Ecuador and Colombia were affected by the effects of the COVID-19 pandemic during 2020, the Health Division expects to continue implementing its expansion strategy by emphasizing growth in markets where it currently operates and by expanding in underserved and unexploited markets. Most of the drugstore-related real estate is operated under lease agreements.

Competition

The Health Division competes in the overall pharmacy services market, which we believe is highly competitive. Our stores face competition from other drugstore chains, independent pharmacies and supermarkets, online retailers and convenience stores. The biggest chains in Mexico competing with the Health Division are Farmacias Similares, Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, while in Chile, the biggest chains are Farmacias Ahumada and Salcobrand. In Colombia, La Rebaja, Unidrogas, Olimpica, Cafam, Colsubsidio and Farmatodo are relevant players. In Ecuador, Grupo Difare and Farmaenlace are the main competitors.

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

In Ecuador, the market is highly competitive, and our Health Division, through Corporación GPF, is among the leading operators in the country, along with Difare and Farmaenlace. The market continues to experience steady organic growth, and we and our competitors participate in retail, franchises and distribution, all of which present attractive growth opportunities for the Health Division.

The Health Division is placing increased emphasis on market segmentation and differentiation of store formats to more appropriately serve the needs of customers on a location-by-location basis, selecting sites with the greatest proximity to the customers.

In the Health Division, 66% of the customers are between the ages of 25 and 54, 57% of which are female. The Health Division also segments the market according to demographic criteria, including income level and purchase frequency.

Store Characteristics

The Health Division’s stores are operated under the following trade names: Farmacias YZA, Farmacias Moderna and Farmacias Farmacon in Mexico; Fybeca and Sana Sana in Ecuador; Farmacias Cruz Verde in Chile and Colombia; and beauty stores under the trade name Maicao in Chile. The average size of the Health Division’s stores is 88 square meters in Mexico, 178 square meters in Chile, 88 square meters in Colombia and 130 meters in Ecuador, including selling space and storage area. On average, each store has between 4 and 10 employees depending on the size of and traffic into the store. Patented and generic pharmaceutical drugs, beauty products, medical supplies, wellness and personal care products are the main products sold at the Health Division’s stores.

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

Inventory and Purchasing

The South American operations of our Health Division seek to align the purchasing and logistics process with consumer needs. A key competitive advantage is our strong logistics chain, which relies on an integrated view of the supply chain. In Chile, we operate three distribution centers, the largest of which is a modern distribution center with advanced technology that services stores and healthcare institution customers throughout the country. In each of Colombia and Ecuador, we operate one distribution center that distributes products to all our locations throughout each country.

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

Seasonality

The Health Division’s sales can be seasonal in nature with pharmaceutical drug sales affected by the timing and severity of the cough, cold and flu season. Revenues tend to be higher during the winter season but can be offset by extreme weather due to the rainy season in certain regions of Mexico in December and January. Revenues from our operations in Chile, Colombia and Ecuador tend to be higher during December, mainly due to an increase in the purchase of beauty and personal care products for gift-giving during the holidays; otherwise, early in the year during January and February, revenues tend to fall slightly after the holiday period.

Fuel Division

Business Strategy

The Fuel Division’s business strategy is to accelerate the rate at which it opens service stations, in previously identified regions in Mexico, by way of leases, procurement or construction of stations.

The Fuel Division also aims to strengthen its services in its retail gas stations in Mexico to fulfill consumers’ needs and increase traffic in those service stations while developing and maintaining an attractive value proposition to draw potential customers and face the entry of new competitors in the industry. Furthermore, although the Proximity and Fuel Divisions operate as separate businesses, the Fuel Division’s service stations often have an OXXO store on the premises, strengthening the OXXO brand and complementing the value proposition. Despite market volatility and the impact of the COVID-19 pandemic, which significantly decreased overall traffic and in turn affected our sales and overall financial performance during 2020, we remain focused on improving our customer value proposition and enhancing underlying profitability by fine-tuning our business model, revenue management capabilities and adjusting our pricing strategies in an increasingly competitive market.

Service Station Locations

As of December 31, 2020, the Fuel Division operated 558 service stations, concentrated in the northern region of the country but with a presence in 17 states throughout Mexico.

In 2020, the Fuel Division leased two additional service stations, built nine new service stations and added two service stations operated by third parties.

Competition

Despite the existence of other groups competing in this sector, the Fuel Division’s main competitors continue to be small retail service station chains owned by regional family businesses, which compete in the aggregate with the Fuel Division in total sales, new station locations and labor. The biggest chains competing with the Fuel Division in terms of number of service stations are regional chains such as Petro-7 (operated by 7-Eleven Mexico), Corpo Gas, G500, Hidrosina, international players operating in Mexico, such as British Petroleum, Mobil, Repsol and Shell and hard discount chains such as Good Price, Cargo Gas and Gulf.

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

The average size of the fuel service dispatch area is 216 square meters. On average, each service station has 12 employees.

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

Seasonality

Traditionally, the Fuel Division experiences especially high demand during the months of May and August. The lowest demand is in January and December due to the year-end holiday period, because most service stations are not located on highways to holiday destinations.

Heineken Investment

FEMSA owns a non-controlling interest in the Heineken Group, one of the world’s leading brewers. As of December 31, 2020, our 14.76% economic interest in the Heineken Group comprised 35,318,320 shares of Heineken Holding N.V. and 49,697,203 shares of Heineken N.V. For 2020, FEMSA recognized equity loss of Ps. 434 million from its economic interest in the Heineken Group, which was 14.76% during the year. See Note 10 to our audited consolidated financial statements.

The Proximity Division had a distribution agreement with subsidiaries of Heineken Mexico, now part of the Heineken Group, pursuant to which OXXO stores in Mexico only carried beer brands produced and distributed by Heineken Mexico. In 2019, the Proximity Division agreed to an extension of its existing commercial relationship with Heineken Mexico with certain important changes and entered into a new commercial relationship with Grupo Modelo. Under the terms of both agreements, the Proximity Division now sells the beer brands of Grupo Modelo in certain regions of Mexico and will be gradually covering the entire country by the end of 2022. Our logistic services subsidiary also provides certain services to Cuauhtémoc Moctezuma and its subsidiaries. Coca-Cola FEMSA also continues to distribute and sell Heineken beer products in Coca-Cola FEMSA’s Brazilian territories pursuant to Coca-Cola FEMSA’s distribution agreement entered into in 1993 with Heineken Brazil. In February 2021, Coca-Cola FEMSA entered into a new distribution agreement with a five-year term, which is subject to automatic renewal subject to certain terms and conditions. See “Item 4. Information on the Company—Coca-Cola FEMSA—Sales Volume and Transactions Overview—South America (Excluding Venezuela)” and “Item 8. Financial Information—Legal Proceedings.”

Other Businesses

Our other businesses (“Other Businesses”) consist of the following operations that support our core operations:

●	Our logistics and distribution services subsidiary provides a broad range of third-party logistics and vehicle maintenance services to Coca-Cola FEMSA, FEMSA Comercio and third-party clients in a broad array of industries. It also provides specialized distribution of jan-san solutions and products to institutional third-party customers. Our logistic services and specialized distribution subsidiary operates in Mexico, Brazil, Colombia, Panama, Costa Rica, Guatemala, Nicaragua and in the United States.
●	Quick-service restaurants under the Doña Tota brand name, as well as other small format stores, which include soft discount stores with a focus on perishables and liquor.
●	Our refrigeration business manufactures vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 624,400 units at December 31, 2020. In 2020, this business sold 298,444 refrigeration units, 28% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to other clients. Also, this business includes manufacturing operations for food processing, storage and weighing equipment.

Description of Property, Plant and Equipment

As of December 31, 2020, Coca-Cola FEMSA owned all of its manufacturing facilities and more than 79.7% of its distribution centers, consisting primarily of production and distribution facilities for its soft drink operations and office space. In addition, the Proximity Division owns approximately 13% of OXXO stores, while the remaining stores are located on leased properties and substantially almost all of its distribution centers are under long-term lease arrangements with third parties. The Health Division leases seven distribution centers, three of which are in Chile, two in Mexico, one in Colombia and one in Ecuador, and it also has one manufacturing facility for generic pharmaceuticals in Chile. Most of the Health Division’s stores are under lease arrangements with third parties.

The table below summarizes by country, installed capacity and average annual percentage utilization and utilization during peak month of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2020

	Installed	Average
	Capacity	Annual	Utilization in
	(thousands of	Utilization(1)(2)	Peak Month(1)
Country	unit cases)	(%)	(%)
Mexico	2,858,533	56	60
Guatemala	155,000	78	82
Nicaragua	100,114	44	53
Costa Rica	92,747	40	43
Panama	72,241	34	44
Colombia	664,429	30	39
Brazil	1,567,409	56	71
Argentina	417,263	26	36
Uruguay	135,181	34	46

(1)	Calculated based on each bottling facility’s theoretical capacity assuming total available time in operation and without taking into account ordinary interruptions, such as planned downtime for preventive maintenance, repairs, sanitation, set-ups and changeovers for different flavors and presentations. Additional factors that affect utilization levels include seasonality of demand for Coca-Cola FEMSA’s products, supply chain planning due to different geographies and different packaging capacities.
(2)	Annualized rate.

The table below summarizes by Coca-Cola FEMSA’s principal production facilities in terms of installed capacity, including their location and facility area:

Bottling Facility by Location

As of December 31, 2020

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

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disasters, including hurricanes, hail, earthquakes and damages caused by human acts, including explosions, fire, vandalism and riots. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2020, the policies for “all risk” property insurance were issued by AXA Seguros, S.A. de C.V., policies for liability insurance were issued by Mapfre México, S.A. and the policy for freight transport insurance was issued by AXA Seguros, S.A. de C.V. Our “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

Capital Expenditures and Divestitures

Our consolidated capital expenditures, net of disposals, for the years ended December 31, 2020, 2019 and 2018 were Ps. 20,893, Ps. 25,579 million and Ps. 24,266 million, respectively, which were primarily funded with cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2020		2019		2018

		(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	10,354	Ps.	11,465	Ps.	11,069
FEMSA Comercio
Proximity Division		6,907		10,374		9,441
Health Division		1,694		1,529		1,162
Fuel Division		549		706		520
Other		1,389		1,505		2,074
Total	Ps.	20,893	Ps.	25,579	Ps.	24,266

Coca-Cola FEMSA

In 2020, 2019 and 2018, Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of its distribution infrastructure and (v) information technology. Through these measures, Coca-Cola FEMSA continuously seeks to improve its profit margins and overall profitability.

FEMSA Comercio

Proximity Division

The Proximity Division’s principal investment activity is the construction and opening of new stores and refurbishment of existing stores, which are mostly OXXO Stores. During 2020, FEMSA Comercio opened 690 new stores and definitely closed 454, resulting in 236 net new OXXO stores. These numbers reflect the effects that the consumer behavior changes in connection with the COVID-19 pandemic had on the Proximity Division’s overall performance.

The Proximity Division invested Ps. 6,907 million in 2020 in the addition of new stores, warehouses and improvements to leased properties, renewal of equipment and information technology related investments.

Health Division

The Health Division’s principal investment activity is the construction and opening of new drugstores in the countries where we operate. During 2020, the Health Division opened 75 net new drugstores in Mexico and 132 net new drugstores in Chile, Colombia and Ecuador. The Health Division invested Ps. 1,694 million in 2020 in the addition of new stores, warehouses and improvements to leased properties and information technology investments.

Fuel Division

During 2020, the Fuel Division invested Ps. 549 million on capital expenditures, mainly in major maintenance and remodeling of service stations, IT systems and opening thirteen new service stations.

Regulatory Matters

We are subject to different regulations in each of the territories where we operate. The adoption of new laws or regulations or changes in existing laws or regulations in the countries where we operate may increase our operating and compliance costs, our liabilities or impose restrictions on our operations which, in turn, may adversely affect our business financial condition, and financial results.

Tax Reforms

Chile

In 2020, corporate income tax rate in Chile remains 27%. The Chilean tax authority included an instant depreciation regime of 50% for acquisition of new assets acquired between January 1, 2019 and December 31, 2021, with the possibility to apply accelerated depreciation to the 50% residual basis.

Mexico

On January 1, 2020, a new tax regime in Mexico came into effect regarding foreign transparent vehicles and changes were made to the preferential tax regime. As a result of such changes, the dividends from Heineken Group are subject to a 30.0% income tax in Mexico when received.

Starting January 1, 2020, the excise tax on carbonated beverages with added sugar or any caloric sweetener increased by 7.0% compared to previous year. Drinkable foods made from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

In addition to the above, on October 30, 2019, Mexico approved a new tax reform, which was effective on January 1, 2020. The most relevant changes are: (i) taxpayers has been limited to a net interest deduction equal to 30.0% of the entity’s Adjusted Taxable Income (“ATI”). ATI is determined similarly to EBITDA (earnings before interest, taxes, depreciation and amortization). An exception up to Ps. 20 million (approximately USD 1 million) applies for deductible interest at a Mexican group level. The non-deductible interests that exceed the limitation could be carried forward for the subsequent 10 tax years; (ii) the reform modifies the excise tax of Ps. 1.17 per liter to Ps. 1.2616 per liter on the production, sale and import of beverages with added sugar and HFCS (High-fructose corn syrup) for flavored beverages and starting January 1, 2021, this tax is subject to an annual increase based on the inflation of the previous year; (iii) the excise tax of 25.0% on energized beverages is applicable whenever the beverages include a mixture of caffeine with any other substances with stimulating effects; (iv) Federal Fiscal Code (FFC) was modified to attribute joint liability to partners, shareholders, directors, managers or any other responsible of the management of the business; (v) the reform added a disclosure obligation of certain reportable transactions to tax authorities; and (vi) the reform increased the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities understand there is a lack of business reason and no economic benefit obtained other than the tax benefit.

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensación universal). As of such date, the right to offset any tax credit is against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties). Additionally, by Executive Decree, certain tax benefits related to the value-added tax and income tax were provided to businesses located in the northern border of Mexico. Due to the territories where we operate, this last provision is not applicable to our business.

Colombia

On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the income tax rate from 33.0% to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% to 1.5% for 2019 and 2020, and to 0.0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1, and was modified to apply only to transactions between related parties. Commencing on January 1, 2019, value-added tax, which was applied only to the first sale in the supply chain prior to December 31, 2018, began to be applied and transferred throughout the entire supply chain, which in our case results in charging value-added tax on the sales price of our finished goods (applicable to our Colombian subsidiary located in the free trade zone). For companies located in free trade zones, the value-added tax is charged on the cost of imported raw materials of national and foreign origin, which we are able to credit against the value-added tax on the sales price of our products. The municipality sales tax is 50.0% deductible against income tax payable in 2019 and 100.0% deductible in 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax.

Additionally, this tax reform increased the tax rate on dividends paid to foreign individuals and non-resident entities from 5.0% to 7.5%. The tax reform also imposed a tax rate of 7.5% on dividends paid to Colombian companies. This tax is charged only on the first distribution of dividends from one Colombian corporate entity to another, and a credit resulting from the tax withholding is carried forward until a Colombian company makes a distribution to a shareholder that is an individual residing in Colombia or a non-resident individual or entity.

In October 2019, the Colombian courts declared the tax reform that became effective on January 1, 2019 unconstitutional. On December 27, 2019, the Colombian government enacted a new tax reform, which became effective as of January 1, 2020. In general, the reform maintained the provisions introduced on the previous tax reform and included some additional changes, as follows: (i) the minimum assumed income tax rate (renta presuntiva sobre el patrimonio) was reduced from 1.5% to 0.5% for 2020 and reduced to 0.0% for year 2021 and beyond; (ii) the tax rate on dividends paid to Colombian resident individuals was reduced from 15.0% to 10.0%; (iii) the tax rate on dividends paid to foreign individuals and non-resident entities was increased from 7.5% to 10.0%; (iv) the possibility to deduct 100.0% of the municipality sales tax against payable income tax was postponed to 2022; and (v) taxpayers were granted more flexibility to credit or recover the value-added tax of imported goods from free trade zones.

Costa Rica

On July 1, 2019, a tax reform became effective in Costa Rica. This reform allowed tax credits on sales taxes to be recorded on goods, administrative services and general expenses. The value-added tax rate of 13.0% on services provided within Costa Rica now applies to both domestic and foreign service providers. Capital gains taxes are now imposed at a rate of 15.0% on sales of assets located in Costa Rica. New income tax withholding rates are now imposed on salaries and other employee benefits at the rates of 25.0% and 20.0%, depending on the salary bracket. Finally, a new thin capitalization rule provides that interest expenses paid to entities other than members of the Costa Rican financial system that exceed 20.0% of a company’s EBITDA are not deductible for income tax purposes.

Panama

Until November 17, 2019, Panama imposed an excise tax of 5.0% on carbonated beverages and imported non-carbonated beverages and a 10.0% selective consumption tax on syrups, powders and concentrate used to produce sugary drinks. On November 18, 2019, Panama replaced this excise tax with an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 milliliter, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. As of January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 milliliter, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

Nicaragua

On March 1, 2019, a tax reform became effective in Nicaragua, increasing the excise tax for all beverages (except for water) from 9.0% to 11.0% in 2019, to 13.0% beginning on January 1, 2020 and to 15.0% beginning on January 1, 2021. In addition, starting on March 1, 2019, the minimum alternative income tax increased from 1.0% to 3.0%.

Uruguay

On December 29, 2020, the Uruguayan government issued an executive decree to modify the way the excise tax credit of beverages sold in returnable bottles is calculated, which excise tax credit is currently 1.15 Uruguayan pesos (Ps.0.54 as of December 31, 2020) per liter. Starting on January 1, 2021 until June 30, 2021, the excise tax credit shall be calculated based on the ratio of purchases made by any entity in Uruguay of returnable bottles produced in Uruguay in the last three years to the total purchases of returnable bottles, made by such entity in and outside Uruguay in the last three years. We expect that the Uruguayan government will issue another executive decree with rules that will apply beginning on June 30, 2021.

Brazil

The Brazilian federal production tax rates and federal sales tax rates increased in 2018 and remained flat in 2019 and 2020. In early 2017, the Supreme Court decided that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. The Brazilian tax authorities have appealed the Supreme Court’s decision and such appeal is in process. However, our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Supreme Court’s ruling, and obtained a final favorable resolution in 2019. In 2020, the federal production and sales taxes together resulted in an average of 15.9% tax over net sales.

In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018, was increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, was reduced to 8.0% from July 1, 2019 to September 30, 2019 and was increased to 10.0% from October 1, 2019 to December 31, 2019. The excise tax rate was reduced to 4.0% from January 1, 2020 to May 31, 2020, was increased to 8.0% from June 1, 2020 to November 30, 2020, was reduced again to 4.0% on December 1, 2020 until January 31, 2021 and was increased to 8% from February 1, 2021 onward.

Argentina

Beginning on January 1, 2021, taxpayers may adjust inflationary effects for income tax purposes in one sole year instead of through a period of six years.

On January 1, 2020, a tax reform became effective in Argentina. This reform maintained the income tax at a rate of 30.0% and the withholding tax on dividends paid to non-resident stockholders and resident individuals at a rate of 7.0% for two more years. In addition, as of January 1, 2020, taxpayers have been able to deduct 100.0% of the negative or positive inflation adjustment annually, instead of deducting such inflation adjustment through a period of six years.

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

However, the reform increased the sales tax rate in the City of Buenos Aires from 1.0% to 2.0% in 2018, and scheduled a reduction to 1.5% in 2019, to 1.0% in 2020, to 0.5% in 2021 and to 0.0% in 2022. Nonetheless, the Argentine government issued an executive decree with an order to maintain the sales tax rate in the City of Buenos Aires at a rate of 1.5% through 2020, without ruling on whether the scheduled reductions for 2021 and 2022 will occur. On December 11, 2020, Argentine government signed a new commitment to suspend the reduction of sales taxes rate until December 31, 2021. The rate for both Buenos Aires City and Buenos Aires province will remain at 1.5%.

Taxation of Beverages

All the countries where Coca-Cola FEMSA operates, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.9% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the states of Parana and Rio de Janeiro, 17.0% in the states of Goias and Santa Catarina, 18.0% in the states of São Paulo and Minas Gerais, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2020 represented an average taxation of approximately 17.4% over net sales.

Several of the countries where Coca-Cola FEMSA operates impose excise or other taxes, as follows:

●	Mexico imposes an excise tax of Ps. 1.3036 per liter on the production, sale and import of beverages with added sugar and HFCS as of January 1, 2021. This excise tax is applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting it. This excise tax rate will be in effect until December 31, 2021, and will thereafter be subject to an annual increase based on the previous year’s inflation rate. From January 1, 2020 to December 31, 2020 the excise tax was Ps.1.2616 per liter.
●	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.46 as of December 31, 2020) per liter of sparkling beverage.
●	Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 19.494 colones (Ps. 0.63 as of December 31, 2020) per 250 ml, and an excise tax (which is a contribution to the National Institute of Rural Development (Instituto Nacional de Desarrollo Rural)) currently assessed at 6.796 colones (Ps.0.22 as of December 31, 2020) per 250 ml.
●	Since January 1, 2020, Nicaragua imposes a 15.0% tax on beverages, except for water. From January 1, 2020 to December 31, 2020 the excise tax was 13.0%, from March 1, 2019 to December 31, 2019 the excise tax was 11.0% and prior to March 1, 2019 the excise tax was 9.0%, and municipalities impose a 1.0% tax on our Nicaraguan gross income.
●	Until November 17, 2019, Panama imposed an excise tax of 5.0% on carbonated beverages and on imported non-carbonated beverages and a 10.0% selective consumption tax on syrups, powders and concentrate used to produce sugary drinks. As of November 18, 2019, Panama replaced such excise tax with an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. Since January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.
●	Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice, although this excise tax is not applicable to some of Coca-Cola FEMSA’s products.
●	Brazil assesses an average production tax of 4.1% and an average sales tax of approximately 11.8% over net sales. Except for sales to wholesalers, these production and sales taxes apply only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting these taxes from each of its retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of Coca-Cola FEMSA’s products to retailers.
●	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.

●	Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on fruit juices and beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 8.0% on sparkling water and still water.

Antitrust Legislation

The Federal Antitrust Law (Ley Federal de Competencia Económica) regulates monopolistic and anti-competitive practices in Mexico and requires approval of certain mergers and acquisitions that exceed certain amounts or that may have anti-competition effects. The Federal Antitrust Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. The Federal Antitrust Commission (Comisión Federal de Competencia Económica) (“COFECE”) is the Mexican antitrust authority, which has constitutional autonomy. COFECE has the ability to regulate essential facilities, order the divestment of assets and eliminate barriers to competition, set higher fines for violations of the Federal Antitrust Law, implement important changes to rules governing mergers and anti-competitive behavior and limit the availability of legal defenses against the application of the law.

We are subject to antitrust legislation in the countries where we operate. Certain relevant acquisitions or divestitures of businesses may be subject to the requirement to obtain certain authorizations from the relevant authorities.

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where Coca-Cola FEMSA operates. Coca-Cola FEMSA operates, except for those voluntary price restraints in Argentina, where authorities directly supervise certain of Coca-Cola FEMSA’s products sold through supermarkets as a measure to control inflation. Currently, there are no price controls on Coca-Cola FEMSA’s products in any of the territories where it has operations, except for Argentina. Due to the COVID-19 pandemic, the Argentine government imposed statutory price restrains with respect to certain of Coca-Cola FEMSA’s products and expanded the list of products to which the voluntary price restraints applies apply.

Environmental Regulations

We have an Environmental Management System (“EMS”) that includes environmental policies and procedures that intend to identify, address and minimize environmental risks, as well as to implement appropriate strategies for the use of clean and renewable energy, efficient use of water and waste management throughout the value chain of all of our operations. We have programs that seek to reduce energy consumption and diversify our portfolio of clean and renewable energy sources in order to reduce greenhouse gas emissions and contribute to the fight against climate change. In addition, we establish short-, medium-, and long-term goals and indicators for the use, management and confinement of energy, air emissions, water discharges, solid waste and disposal of hazardous materials.

During 2020, 72.1% of Coca-Cola FEMSA’s total energy requirements were obtained from clean energy sources. Additionally, as part of its waste management strategies, in 2020, 29% of its PET resin packaging was comprised of recycled materials and Coca-Cola FEMSA recycled 98% of the total post-industrial waste generated.

In 2020, 62.2% of FEMSA Comercio’s total energy requirements in Mexico were obtained from renewable energy sources.

In all of the countries where we operate, we are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Federal General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances. In particular, Mexican environmental laws and regulations require that we file periodic reports with respect to hazardous wastes and set forth standards for waste water discharge that apply to Coca-Cola FEMSA’s operations. Coca-Cola FEMSA has implemented several programs designed to facilitate compliance with air, waste, noise and energy standards established by current Mexican federal and state environmental laws, including a program that installs catalytic converters and liquid petroleum gas in delivery trucks for its operations in Mexico City. See “Item 4—Information on the Company—Coca-Cola FEMSA—Product Sales and Distribution.”

In 2015, the General Law of Climate Change (Ley General de Cambio Climático), its regulation and certain decrees related to such law became effective, imposing upon different industries (including the food and beverage industry) the obligation to report direct or indirect gas emissions exceeding 25,000 tons of carbon dioxide. Currently, we are not required to report these emissions, since our emissions do not exceed this threshold. We cannot assure you that we will not be required to comply with this reporting requirement in the future. Exceeding emission limits may require capital expenditures or modification to our facilities.

In June 2019, the government of the state of Oaxaca, Mexico amended the Law for the Prevention and Management of Solid Waste (Ley para la Prevención y Gestión Integral de los Residuos Sólidos) to prohibit the use, sale and distribution of single-use PET bottles for water and all other beverages in the state of Oaxaca. Coca-Cola FEMSA has filed a legal recourse against the amended law, which is pending resolution. If this legal recourse is unsuccessful, this amended law could have an adverse impact on our business and results of operations in Mexico.

In Coca-Cola FEMSA’s Mexican operations, Coca-Cola FEMSA established a partnership with TCCC and Alpla, its supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. In 2020, this facility recycled 13,000 tons of PET resin. Coca-Cola FEMSA has also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In 2020, ECOCE collected 53.0% of the total PET resin waste in Mexico.

All of Coca-Cola FEMSA’s bottling plants located in Mexico have received a Certificate of Clean Industry (Certificado de Industria Limpia).

Coca-Cola FEMSA’s Central American operations are subject to several federal and state laws and regulations related to the protection of the environment and the disposal of hazardous and toxic materials, as well as water usage. In December 2019, the Costa Rican government enacted Law No. 9,786, which requires that companies that sell, distribute or produce plastic bottles made of single use plastics comply with at least one of the following obligations: (a) produce plastic bottles that contain a percentage of recycled resin (such percentage to be defined in a separate regulation not yet enacted), (b) implement a recycling or collection program of the plastic bottles sold by such company (such programs to be defined in a separate regulation not yet enacted), (c) participate in waste management programs appropriate to the relevant industry or product, (d) use or produce packaging or products that minimize the generation of solid waste, or (e) establish strategic partnerships with at least one municipality to improve its collection and waste management programs. Although this law is already enacted, Coca-Cola FEMSA is not required to comply with it until its regulations are enacted. In December 2020, the Panamanian government enacted Law No. 187 aiming towards progressively reducing and replacing single-use plastics with recycled or biodegradable materials. A separate regulation related to Law No. 187 is expected to be passed this year, and we cannot assure you that such regulation will not have an adverse impact on Coca-Cola FEMSA’s business and results of operations in Panama.

Coca-Cola FEMSA’s Colombian operations are subject to several Colombian federal and state laws and regulations related to the protection of the environment and the use of treated water and hazardous materials. These laws include the control of air emissions, noise emissions, use of treated water and strict limitations on the use of chlorofluorocarbons. In 2018, the Colombian government enacted Law 1407, which regulates the use and management of packaging waste in the form of paper, cardboard, plastic, glass and metal. The law imposes certain goals on producers for the use and recycling of such packaging waste (e.g. in 2021 the goal set forth by the law is the use and recycling of 10.0% of packaging waste) and imposes the obligation to report to the corresponding authorities their progress on such activities and their strategies to achieve the imposed targets. In December 2020, Coca-Cola FEMSA’s Colombian subsidiary filed its plan of environmental management of packaging waste.

Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of greenhouse gases, the disposal of wastewater and solid waste, and soil contamination, which impose penalties, such as fines, facility closures and criminal charges depending upon the level of non-compliance. Among other regulations, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, requires us to collect 90.0% of PET resin bottles sold. Coca-Cola FEMSA is currently unable to collect the entire required volume of PET resin bottles we sell in the City of São Paulo and could be fined and be subject to other sanctions, such as the suspension of operations in any of our bottling plants and/or distribution centers located in the City of São Paulo.In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (Ps.0.9 million as of December 31, 2020). Coca-Cola FEMSA has filed a legal recourse against the imposition of this fine, which is pending resolution.

In August 2010, Law No. 12.305/2010 was enacted, establishing the Brazilian National Solid Waste Policy to regulate the recycling and correct management of solid waste, which policy is regulated by Federal Decree No. 7.404/2010. The Brazilian National Solid Waste Policy is based on the principle of shared responsibility between the government, companies and consumers; it provides for the post-consumption return of products and requires public authorities to implement waste management programs. In order to comply with the Brazilian National Solid Waste Policy, in December 2012, an agreement proposal was created by almost 30 associations involved in the packaging sector, including ABIR in its capacity as representative for TCCC, Coca-Cola FEMSA’s Brazilian subsidiary and other bottlers, and was provided to the Ministry of the Environment. The agreement proposed the creation of a “coalition” to implement systems for packaging waste reverse logistics. The proposal described strategies for sustainable development and the improvement of the management of solid waste to increase recycling rates and decrease incorrect disposal. Although the Ministry of Environment approved and signed this agreement in November 2015, in August 2016, public prosecutor’s offices of the state of São Paulo and the state of Mato Grosso do Sul filed several class actions against the parties that signed the agreement, challenging the validity of certain terms of the agreement and the effectiveness of the mandatory measures to be taken by the companies of the packaging sector to comply with the Brazilian National Solid Waste Policy, and requiring the payment of certain dues in exchange for the state’s provision of selective waste management services. At the end of 2020, an agreement was signed between the public prosecutor’s office of the state of Mato Grosso do Sul and the associations involved in the packaging sector, including ABIR as representative of Coca-Cola FEMSA’s Brazilian subsidiaries, aiming to resolve and conclude the class actions. In exchange, the companies located in Mato Grosso do Sul pledged to demonstrate their compliance with the Mato Grosso do Sul state’s Decree No. 15.340/2019 that establishes the guidelines and targets to implement systems for packaging waste reverse logistics in Mato Grosso do Sul.

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

In Uruguay, Coca-Cola FEMSA is subject to laws and regulations relating to the protection of the environment, including regulations concerning waste management and waste water discharge and disposal of hazardous and toxic materials, among others. Coca-Cola FEMSA owns a water treatment plant to reuse water in certain processes. Coca-Cola FEMSA has established a program for recycling solid wastes and is currently certified for ISO 14001:2015 for its bottling plant in Montevideo.

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

Water Supply

Given that water is an essential resource to carry out all human activity, and given its key role in Coca-Cola FEMSA’s business as a beverage bottler, comprehensive and efficient water management is of utmost importance. As a result, Coca-Cola FEMSA set a target to improve its overall water use ratio to 1.5 liters of water per liter of beverage produced by 2020. In addition, Coca-Cola FEMSA’s goal is to further reduce its water consumption and to return to the environment and its communities the same amount of water used to produce its beverages. With respect to waste water treatment, all of Coca-Cola FEMSA’s bottling plants have their own waste water treatment plants or have contracted related services to ensure the quality of the waste water discharge.

In Mexico, Coca-Cola FEMSA obtains water directly from wells pursuant to concessions obtained from the Mexican government for each bottling plant. Water use in Mexico is regulated primarily by the National Waters Law (Ley de Aguas Nacionales), as amended, and regulations issued thereunder, which created the National Water Commission (Comisión Nacional del Agua). The National Water Commission is in charge of overseeing the national system of water use. Under the National Waters Law, concessions for the use of a specific volume of ground or surface water generally run from five to fifty-year terms, depending on the supply of groundwater in each region as projected by the National Water Commission. Concessionaires may request concession terms be extended before the expiration of the same. The Mexican government may reduce the volume of ground or surface water granted for use by a concession by whatever volume of water that is not used by the concessionaire for two consecutive years, unless the concessionaire proves that the volume of water not used is because the concessionaire is saving water by an efficient use of it. Coca-Cola FEMSA’s concessions may be terminated if, among other things, it uses more water than permitted or it fails to pay required concession-related fees and does not cure such situations in a timely manner. As part of its water management processes, Coca-Cola FEMSA periodically runs assessments to monitor the use and condition of its water sources.

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

In Brazil, Coca-Cola FEMSA obtains water and mineral water from wells pursuant to concessions granted by the Brazilian government for each bottling plant. According to the Brazilian Constitution and the National Water Resources Policy, water is considered an asset of common use and can only be exploited for the national interest by Brazilians or companies formed under Brazilian law. Concessionaires and users can be held responsible for any damage to the environment. The exploitation and use of mineral water is regulated by the Code of Mining, Decree Law No. 227/67 (Código de Mineração), the Mineral Water Code, Decree Law No. 7841/1945 (Código de Águas Minerais), the National Water Resources Policy, Decree No. 24.643/1934 and Law No. 9433/97 and by regulations issued thereunder. The companies that exploit water are supervised by the National Mining Agency (Agência Nacional de Mineração, or “ANM”) and the National Water Agency (Agência Nacional de Águas) in connection with federal health agencies, as well as state and municipal authorities. Coca-Cola FEMSA uses spring water in its bottling plants where it has obtained all the necessary permits.

In Colombia, in addition to natural spring water for Manantial, Coca-Cola FEMSA obtains water directly from wells and from utility companies. Coca-Cola FEMSA is required to have a specific concession to exploit water from natural sources. Water use in Colombia is regulated by Decree No. 1076 issued in 2015. In May 2019, the Colombian government enacted Law 1955 of 2019 (National Development Plan 2018-2022), which applies to certain of the plants in Coca-Cola FEMSA’s Colombian operations and allows the discharge of industrial waste water into the drainage system without the need to obtain a specific permit until the end of 2022. Coca-Cola FEMSA expects that this Law will be extended for another five years at the end of 2022 through the next National Development Plan, however we cannot assure you that this Law will be extended or that any future laws and regulations adopted by the Colombian government in this regard will not have a material adverse effect on our business.

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

Effective as of July 2020, the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) approved an increase to transmission fees payable by entities that generate energy from renewable sources or efficient cogeneration sources. While this increase applies directly to the energy producers of such projects, end-users, such as ourselves, may face increases in our fees for energy consumption from such energy producers. A number of legal recourses against such increase have been filed by the energy producers with whom we have entered into power purchase agreements. As a result, the competent courts suspended the effects of such increased transmission fees until the legal proceedings are definitively resolved. We cannot assure you that these legal measures will have the desired effect or that this increase will not have an adverse impact on our results of operations.

In October 2020, the CRE approved resolution RES/1094/2020, which establishes the rules for the amendment or assignment of generation and power supply permits. This resolution limits the incorporation of new consumption centers to self-supply schemes, which was previously done in order to receive electric power at competitive prices. We have filed a legal recourse against this resolution, which is pending resolution. If our legal recourse is unsuccessful, this resolution could have an adverse impact on our business and results of operations in Mexico.

In March 2021, the Mexican government approved changes to the Mexican Electricity Law to, among other things, modify the order in which the energy of the National Electric System (Sistema Eléctrico Nacional) is dispatched; condition the granting of permits to conform with the planning criteria of the National Electric System; and allow the authorities to revoke energy self-supply permits, such as those granted to certain companies that supply us with electricity. Such changes were challenged by different market participants and its effectiveness has been suspended by the courts until the legal proceedings are definitively resolved. We are currently evaluating the impact that these changes could have on our business and the actions that we may take with respect to such changes.

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

In 2018, the Uruguayan government enacted Decree No. 272/018, which imposes an obligation to label certain food and beverage products that contain sodium, sugar, fats or saturated fats with health warnings. In September 2020, the Uruguayan government enacted a subsequent decree, Decree No. 246/020, changing the parameter to measure if any product is required to have health warnings, and the date to start complying was extended until February 1, 2021. Coca-Cola FEMSA is currently in compliance with this decree.

In 2018, the Brazilian government enacted Law No. 13,709/2018 (Personal Data Protection Law), which imposes control measures and other rights and obligations with respect to the processing of personal data by natural persons and legal entities, including by digital means. This law aims to create higher levels of certainty and transparency for data owners, containing obligations to display evidence of compliance and strict penalties for perpetrators who cause damage as a result of their violation of the law. Although this law is already enacted and in full force since September 2020, penalties and fines will be imposed starting in August 2021. Coca-Cola FEMSA is currently implementing procedures to be able to meet the law’s requirements.

In March 2020, the Mexican government amended the existing Official Mexican Standard ("NOM-051"), which regulates the labeling of prepackaged food and non-alcoholic beverages (“Products”), to introduce a new labeling system for Products sold in Mexico. The amended regulation sets forth that Products’ nutrition facts labels must include protein, sugar, added sugar, sodium, saturated fat and other fat contents per 100 grams or 100 milliliters. Nutrition facts labels must also include complementary nutritional information by means of octagonal seals, which shall apply to Products that exceed the NOM-051 parameters regarding recommended sugar, calorie, sodium, saturated fat and other fat contents, as well as warnings for any Products that contain caffeine or non-caloric sweeteners. In accordance with the amended NOM-051, Coca-Cola FEMSA’s entire portfolio (except for water) was required to comply with the new labeling guidelines by October 1, 2020. We have filed a legal recourse against this regulation, which is pending resolution. If our legal recourse is unsuccessful, this regulation could have an increase in operating costs and expenses and an adverse impact on our business and results of operations in Mexico.

In August 2020, the government of the State of Tabasco, Mexico amended the Health Law of the State of Tabasco (Ley de Salud del Estado de Tabasco), Law of Education of the state of Tabasco (Ley de Educación del Estado de Tabasco) and Municipal Finance Law of the State of Tabasco (Ley de Hacienda Municipal del Estado de Tabasco) to prohibit: (i) the sale or supply to minors (except to parents or legal guardians of minors) certain products, including prepackaged and carbonated beverages with added sugar and (ii) the sale of (or installing vending machines to sell) prepackaged and carbonated beverages with added sugar, among other products, in public or private schools (elementary schools through high schools), public and private hospitals and health centers. In addition, the amended Municipal Finance Law imposes an increase of 25.0% to fees payable to advertise these products and prohibits the placement of advertisements at a certain distance from private and public schools, hospitals and health centers. We have filed a legal recourse against this amended law, which is pending resolution. If our legal recourse is unsuccessful, this amended law could have an adverse impact on our business and results of operations in Mexico.

In recent years, several governments in the countries in which we operate have enacted regulations addressing corporate policies for the prevention of money laundering and finance of terrorism, as well as cross-border anti-bribery programs. In compliance with such regulations, we have implemented internal policies including know-your-counterparty procedures, anti-money laundering and finance of terrorism clauses in agreements and reporting of suspicious operations and established anti-bribery programs to comply with the basic requirements set forth in these regulations, such as performing due diligence in merger and acquisition transactions and including clauses regarding delivery of gifts, remuneration to contractors, political contributions, donations, whistleblowing channels and anti–corruption in agreements.

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

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding our results and financial position during the periods discussed in this section:

●	The unprecedented health crisis arising from the spread of the COVID-19 pandemic has resulted in a severe global economic downturn and has caused significant volatility, uncertainty, and disruption. We are closely monitoring the evolution of the COVID-19 pandemic in the countries where we operate to take preventive measures to ensure the continuity of operations and safeguard the health and safety of our personnel and customers. Based on the information available as of the date of this annual report, below is a summary of the main strategies and effects of the COVID-19 pandemic on our business and results of operations:
o	Keeping our people safe and healthy is our first priority. Among other initiatives, during the COVID-19 pandemic, we identified more than 25,000 vulnerable employees across our business units and sent them home with pay. We have enabled remote collaboration and eliminated travel where possible. We are providing our personnel with all required protection equipment and have put in place enhanced safety and sanitary protocols at all stores and facilities. Furthermore, our firm objective is to provide job security for our employees, and we are working hard to avoid job losses.
o	We strive to provide a safe environment every time we interact with one of our millions of customers. We provide sanitizer at our stores, encourage proper distancing and avoid high concentrations of customers in our locations. We are also increasingly offering our customers more ways to make their purchases, leveraging digital channels, with Coca-Cola FEMSA leading the way in omni-channel and FEMSA Comercio making progress with their digital initiatives.
o	We are leveraging our scale and reach to donate and channel resources to our communities in need. Examples include Coca-Cola FEMSA bringing hydration to health centers, our Other Businesses contributing manufacturing expertise in a collaborative effort to produce low-cost medical ventilators in Mexico, and various monetary and in-kind donations by FEMSA Comercio.
o	We have adjusted our business focus to ensure we can operate under significant stress, and we have strengthened our cash balances by accessing a portion of our available credit lines. Each business unit has considered scenarios with varying durations and stress levels, and we have laid out the strategy for potential contingencies. We put in place aggressive cost reduction and efficiency measures and are prepared to adjust capital expenditures as needed.
o	Coca-Cola FEMSA collaborated with a resilient traditional trade channel (sales made at small retail stores to consumers), which is its most important sales channel. In addition, its sales through digital channels, such as food aggregators, digital platforms and telemarketing, increased as the imposition of measures and regulations aimed at containing the COVID-19 pandemic tilted some consumer preferences towards these channels. Coca-Cola FEMSA continues to reinforce its presence in digital sales channels in an effort to safeguard the health of its workforce and business partners and to address the growing demand from its business partners through such sales channels. This reinforcement is aligned with Coca-Cola FEMSA’s overall digitization and omnichannel strategies.
o	The Proximity Division felt the effects of the COVID-19 pandemic in the form of reduced customer mobility and traffic, which significantly impacted certain consumption occasions and store segments. It faced broad health-related operating, category-specific, schedule and social distancing restrictions, contributing to a slow pace of recovery in OXXO stores. Many of the consumer needs they serve, such as thirst or craving for a snack or meal on-the-go, involve immediate, spur-of-the-moment purchasing decisions, and those categories were particularly sensitive to the lack of consumer mobility. Nevertheless, same-store sales during the second half of the year showed a gradual, but sustained trend of recovery that stabilized in the final weeks of December, though still below the levels of the comparable period of 2019. To ensure continued financial liquidity, the Proximity Division focused on expense efficiencies and cost containment, including moderating store expansions, closing stores with marginal or subpar productivity, and adjusting opening hours.
o	The Health Division had a mixed impact due to the increased demand of COVID-19-related products, offset by the different containment measures that local governments enacted in response to the pandemic. Although in Mexico our operations benefited from increased demand of COVID-19-related products, in the Health Division’s operations in South America, this increased demand was limited by strict mobility and operating restrictions, especially in Colombia and Ecuador. In Chile, while COVID-19-related restrictions and reduced consumer mobility impacted our performance throughout the first half of the year, these were more than offset by economic aid programs, reduced restrictions, and an undemanding comparison base during the fourth quarter which still reflected the impacts of operational disruptions in Chile during the fourth quarter of 2019. To maintain a healthy financial position amidst the economic uncertainties of the year, the Health Division slowed down its store expansion rate, particularly in Colombia and Ecuador.
o	In the Fuel Division, mobility restrictions related to the COVID-19 pandemic caused a severe contraction in vehicle usage and, consequently, had an adverse impact on the sales of OXXO Gas. However, being designated as an essential activity, OXXO Gas remained open during the contingency, while implementing sanitization protocols in all our service stations to safeguard both our employees and customers.
o	The COVID-19 pandemic has also impacted Heineken and is expected to continue to impact its operations. Many countries where Heineken operates have reacted to the pandemic by taking far-reaching containment measures such as restrictions of movement for populations and outlet closures, sometimes combined with the mandatory lockdown of production facilities. Heineken has taken necessary measures to reduce its costs, secure additional financing and adapt to the fast changes Heineken sees in its markets. Heineken will continue to monitor the impact of the pandemic on its business and results of operations.
●	Our consolidated results are also significantly affected by the performance of the Heineken Group, because of our 14.76% economic interest. Our consolidated net income for 2020 included a loss of Ps. 434 million related to our non-controlling interest in the Heineken Group, as compared to Ps. 6,428 million income for 2019.
●	Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil, the United States and the other countries where we operate. For the years ended December 31, 2020, 2019 and 2018, 65.1%, 68.4% and 68.0% respectively, of our total sales were attributable to Mexico. Other than Venezuela and the United States, the participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.

Our results are affected by the economic conditions in the countries where we conduct operations. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in the U.S. economy may affect the economies in which we operate. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the currencies of the countries where we operate. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for Coca-Cola FEMSA’s products or the other products we carry in our stores, our services, lower real pricing of products or a shift to lower margin products, or a decrease in store traffic or average ticket. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.

Beginning in the fourth quarter of 2019 and through 2020, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 18.57 per US$ 1.00, to a high of Ps. 25.13 per US$ 1.00. At December 31, 2020, the exchange rate (noon buying rate) was Ps. 19.8920 per US$ 1.00. On April 9, 2021, this exchange rate was Ps. 20.1620 per US$ 1.00. A depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar-denominated cash position.

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

Our forecasts assume our defensive profile and a recovery in the economic activity in the countries where we operate starting in 2021 and therefore, an improvement in sales volume. We expect the effects from the pandemic to be temporary and we estimate our industry will continue growing in the near term. Likewise, we will continue with the analyses of utilization levels of our assets, the recoverability of the accounts receivable, profitability of the business, etc. to identify any indications of impairment.

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

Post-employment and other non-current employee benefits

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

We periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. We measure our tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Valuation of financial instruments

We are required to measure all derivative financial instruments at fair value. The fair values of derivative financial instruments are determined considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient reliable and verifiable data, recognized in the financial sector. We base our forward price curves upon market price quotations. We believe that the chosen valuation techniques and assumptions used are appropriate in determining the fair value of financial instruments. See Note 21 to our audited consolidated financial statements.

In the initial recognition of an equity instrument that is not held for trading, under the “other” business model, we may irrevocably choose to present changes in the fair value of the investment in other comprehensive income. This choice has to be made for each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as other income in results unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses, related to changes in fair value, are recognized in other comprehensive income and are considered items that will not be reclassified to consolidated net income in subsequent periods.

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

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized at their fair value, except that:

●	Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, “Income Taxes” and IAS 19, “Employee Benefits,” respectively;
●	Liabilities or equity instruments related to share-based payment arrangements of the acquiree or to our share-based payment arrangements entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2, “Share-based Payment” at the acquisition date, see Note 3.27 to our audited consolidated financial statements;
●	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” are measured in accordance with that standard; and
●	Indemnifiable assets are recognized at the acquisition date on the same basis as indemnifiable liabilities, subject to any contractual limitations.

For each acquisition, our judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. In particular, we must apply estimates or judgments in techniques used, especially in forecasting CGU’s cash flows, in the computation of weighted average cost of capital (“WACC”) and estimation of inflation during the identification of intangible assets with indefinite lives, mainly, goodwill and distribution and trademark rights, and estimation of useful life during the identification of intangible assets with definite lives, mainly customer relationships.

Equity accounted investees

If we hold, directly or indirectly, 20 percent or more of the voting power of the investee, it is presumed that we have significant influence, unless it can be clearly demonstrated that this is not the case. If we hold, directly or indirectly, less than 20 percent of the voting power of the investee, it is presumed that we do not have significant influence, unless such influence can be clearly demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 percent-owned corporate investee require a careful evaluation of voting rights and their impact on our ability to exercise significant influence. We consider the existence of the following circumstances, which may indicate that we are in a position to exercise significant influence over a less than 20 percent-owned corporate investee:

●	Representation on the board of directors or equivalent governing body of the investee;
●	Participation in policy-making processes, including participation in decisions about dividends or other distributions;
●	Material transactions between us and the investee;
●	Interchange of managerial personnel; or
●	Provision of essential technical information.

We also consider the existence and effect of potential voting rights that are currently exercisable or currently convertible when assessing whether we have significant influence.

In addition, we evaluate certain indicators that provide evidence of significant influence, such as:

●	Whether the extent of our ownership is significant relative to other shareholders (i.e. a lack of concentration of other shareholders);
●	Whether our significant shareholders, subsidiaries or officers hold additional investment in the investee; and
●	Whether we are part of significant investee committees, such as the executive committee or the finance committee.

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

Venezuela exchange rates and deconsolidation

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

Future Impact of Recently Issued Accounting Standards not yet in Effect

See Note 29 to our audited consolidated financial statements.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2020, 2019 and 2018:

		Year Ended December 31,
	2020(1)	2020		2019		2018

	(in millions of U.S. dollars and Mexican pesos)
Net sales	$24,654	Ps.	490,425	Ps.	504,059	Ps.	468,894
Other operating revenues	128		2,541		2,652		850
Total revenues	24,782		492,966		506,711		469,744
Cost of goods sold	15,248		303,313		315,230		294,574
Gross profit	9,534		189,653		191,481		175,170
Administrative expenses	1,156		22,988		19,930		17,313
Selling expenses	6,204		123,405		121,871		114,573
Other income	168		3,343		1,013		673
Other expenses	622		12,381		4,905		2,947
Interest expense(2)	881		17,516		14,133		9,825
Interest income	106		2,100		3,168		2,832
Foreign exchange gain (loss), net	19		385		(2,467)		(248)
Monetary position gain, net	19		384		260		216
Market value loss on financial instruments	13		264		320		355
Income before income taxes from continuing operations and share of the profit of equity accounted investees	970		19,311		32,296		33,630
Income taxes	745		14,819		10,476		10,169
Share in the (loss) profit of equity accounted investees, net of taxes	(37)		(736)		6,228		6,252
Net income from continuing operations	$188	Ps.	3,756	Ps.	28,048	Ps.	29,713
Net income from discontinued operations	—		—		—		3,366
Consolidated net income	$188	Ps.	3,756	Ps.	28,048	Ps.	33,079
Controlling interest from continuing operations	(98)		(1,930)		20,699		22,560
Controlling interest from discontinued operations	—		—		—		1,430
Non-controlling interest from continuing operations	286		5,686		7,349		7,153
Non-controlling interest from discontinued operations	—		—		—		1,936
Consolidated net income	$188	Ps.	3,756	Ps.	28,048	Ps.	33,079

(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 19.8920 to US$ 1.00, provided solely for the convenience of the reader.
(2)	Reflects the finance charges payable for leases due to the adoption of IFRS 16 – “Leases” in 2020 and 2019. See Note 19 to our audited consolidated financial statements.

The following table sets forth certain operating results by reportable segment under IFRS for each of our segments for the years ended December 31, 2020, 2019 and 2018.

	Year Ended December 31,
	2020		2019		2018(3)(4)		2020 vs. 2019		2019 vs. 2018

	(in millions of Mexican pesos,						Percentage Growth
	except margins)						(Decrease)
Net sales
Coca-Cola FEMSA	Ps.	181,520	Ps.	192,342	Ps.	181,823	(5.6)%		5.8%
FEMSA Comercio
Proximity Division		180,826		184,488		167,168	(2.0)%		10.4%
Health Division		65,172		58,922		51,739	10.6%		13.9%
Fuel Division		34,292		47,852		46,936	(28.3)%		2.0%
Total revenues
Coca-Cola FEMSA		183,615		194,471		182,342	(5.6)%		6.7%
FEMSA Comercio
Proximity Division		181,277		184,810		167,458	(1.9)%		10.4%
Health Division		65,172		58,922		51,739	10.6%		13.9%
Fuel Division		34,292		47,852		46,936	(28.3)%		2.0%
Cost of goods sold
Coca-Cola FEMSA		100,804		106,964		98,404	(5.8)%		8.7%
FEMSA Comercio
Proximity Division		106,981		109,711		101,929	(2.5)%		7.6%
Health Division		45,597		41,277		35,874	10.5%		15.1%
Fuel Division		29,992		43,077		42,705	(30.4)%		0.9%
Gross profit
Coca-Cola FEMSA		82,811		87,507		83,938	(5.4)%		4.3%
FEMSA Comercio
Proximity Division		74,296		75,099		65,529	(1.1)%		14.6%
Health Division		19,575		17,645		15,865	10.9%		11.2%
Fuel Division		4,300		4,775		4,231	(9.9)%		12.9%
Gross margin(1)(2)
Coca-Cola FEMSA		45.1%		45.0%		46.0%	0.1	p.p.	(1.0)	p.p.
FEMSA Comercio
Proximity Division		41.0%		40.6%		39.1%	0.4	p.p.	1.5	p.p.
Health Division		30.0%		29.9%		30.7%	0.1	p.p.	(0.8)	p.p.
Fuel Division		12.5%		10.0%		9.0%	2.5	p.p.	1.0	p.p.
Administrative expenses
Coca-Cola FEMSA		7,891		8,427		7,999	(6.4)%		5.4%
FEMSA Comercio
Proximity Division		5,696		4,590		3,587	24.1%		28.0%
Health Division		3,314		2,709		2,055	22.3%		31.8%
Fuel Division		252		215		242	17.2%		(11.2)%
Selling expenses
Coca-Cola FEMSA		48,553		52,110		49,925	(6.8)%		4.4%
FEMSA Comercio
Proximity Division		56,030		52,545		47,589	6.6%		10.4%
Health Division		13,540		12,462		11,557	8.7%		7.8%
Fuel Division		3,226		3,281		3,526	(1.7)%		(6.9)%
Share in the (loss) profit of equity accounted investees, net of taxes
Coca-Cola FEMSA		(281)		(131)		(226)	114.5%		(42.0)%
FEMSA Comercio
Proximity Division		(18)		9		(17)	(300.0)%		(152.9)%
Heineken Investment		(434)		6,428		6,478	(106.8)%		(0.8)%

(1)	Gross margin is calculated as gross profit divided by total revenues.
(2)	As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).

(3)	Revised for the restructuring of the Proximity Division. In 2018, FEMSA Comercio’s “Retail Division” removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Businesses.” The business segment is now named the Proximity Division. See Note 27 of our audited consolidated financial statements.
(4)	The information presented does not include Coca-Cola FEMSA’s 51% stake in KOF Philippines as a result of the sale which was finalized on December 13, 2018. The operations of KOF Philippines were reclassified as discontinued operations.

Results from our Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

FEMSA Consolidated

FEMSA’s consolidated total revenues decreased 2.7% to Ps. 492,966 million in 2020 compared to Ps. 506,711 million in 2019. Coca-Cola FEMSA’s total revenues decreased 5.6% to Ps. 183,615 million, mainly as a result of unfavorable price-mix effects in connection with the COVID-19 pandemic and currency translation effects resulting from the depreciation of all of Coca-Cola FEMSA’s operating currencies in South America against the Mexican peso, particularly the Brazilian real, which had a 14.5% unfavorable translation effect. This figure includes other operating revenues related to entitlements to reclaim tax payments in Brazil in 2020 for Ps. 1,359 million. FEMSA Comercio’s Proximity Division’s revenues decreased 1.9% to Ps. 181,277 million, driven by an average decrease of 5.4% in same-store sales reflecting reduced customer mobility coupled with operating restrictions driven by the COVID-19 pandemic. The Health Division’s revenues increased 10.6% to Ps. 65,172 million, driven by an average increase of 1.4% in same-store sales, and the addition of 207 net new stores, partially offset by strict mobility restrictions across our South American operations and a negative currency translation effect related to the depreciation of the Chilean and Colombian pesos compared to the Mexican peso. The Fuel Division revenues decreased 28.3% to Ps. 34,292 million in 2020, driven by a 29.2% decrease in same-station sales, reflecting reduced mobility in connection with the COVID-19 pandemic.

Consolidated gross profit decreased 1.0% to Ps. 189,653 million in 2020 compared to Ps. 191,481 million in 2019. Gross margin increased 70 basis points to 38.5% of total revenues compared to 2019, reflecting gross margin expansion across all our business units.

Consolidated administrative expenses increased 15.3% to Ps. 22,988 million in 2020 compared to Ps. 19,930 million in 2019. As a percentage of total revenues, consolidated administrative expenses increased 80 basis points, from 3.9% in 2019, to 4.7% in 2020.

Consolidated selling expenses increased 1.3% to Ps. 123,405 million in 2020 as compared to Ps. 121,871 million in 2019. As a percentage of total revenues, selling expenses increased 90 basis points, from 24.1% in 2019 to 25.0% in 2020.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly reflects dividends received from FEMSA´s investment in shares. During 2020, other income increased to Ps. 3,343 million in 2020 from Ps. 1,013 million in 2019.

During 2020, other expenses increased to Ps. 12,381 million from Ps. 4,905 million in 2019, which mainly reflects impairments driven by the effects that the COVID-19 pandemic had in some of FEMSA´s long-lived assets, and Ps. 3,253 million of ancillary charges related to the extraordinary tax payment agreed with the Mexican tax authority during 2020.

Comprehensive financing result, which includes interest income and expense, foreign exchange gain (loss), monetary position gain (loss) and market value gain (loss) on financial instruments, increased to Ps. 14,911 million in 2020 from Ps. 13,492 million in 2019, reflecting higher interest expense, partially offset by a foreign exchange gain related to the effect of FEMSA’s US Dollar-denominated cash position, as impacted by the depreciation of the Mexican peso during 2020.

Our provision for income taxes in 2020 was Ps. 14,819 million, as compared to Ps. 10,476 million in 2019, resulting in an effective tax rate of 76.7% in 2020, as compared to 32.4% in 2019, driven by: (1) lower income before income taxes and share of profit in associate results described above; (2) a Ps. 5,500 million expense reflecting the part of the Ps. 8,754 extraordinary tax payment agreed with the Mexican tax authority during 2020, that stems from the current income tax portion of such agreement; (3) impairments of Ps. 2,349 recognized at Coca-Cola FEMSA; and (4) an increase in income credit taxes also recognized at Coca-Cola FEMSA.

Share of the profit of equity accounted investees, net of taxes, which mainly reflects our participation in Heineken’s results, resulted in a loss of Ps. 736 million in 2020 compared to an income of Ps. 6,228 million in 2019, mainly driven by the effects that the COVID-19 pandemic had on Heineken’s results.

Consolidated net income was Ps. 3,756 million in 2020 compared to Ps. 28,048 million in 2019, reflecting (1) lower income from operations; (2) higher taxes and other non-operating expenses reflecting the extraordinary tax payment of Ps. 8,790 million agreed with the Mexican tax authority during the second quarter; (3) impairments including for certain assets at Coca-Cola FEMSA and the closure of our Specialty’s Café and Bakery operation also during the second quarter; (4) higher interest expenses and (5) a negative impact due to FEMSA’s participation in Heineken’s results. These were partially offset by a non-cash foreign exchange gain related to FEMSA’s U.S. dollar-denominated cash position as impacted by the depreciation of the Mexican peso.

Coca-Cola FEMSA

The comparability of Coca-Cola FEMSA’s financial and operating performance in 2020 as compared to 2019 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; and (2) Coca-Cola FEMSA’s results in Argentina, which since January 1, 2018 has been considered a hyperinflationary economy. For the convenience of the reader, Coca-Cola FEMSA has included a discussion of the financial information below on a comparable basis, excluding the translation effects from fluctuations in exchange rates. To translate the full-year results of Argentina for the years ended December 31, 2020 and 2019, Coca-Cola FEMSA used the exchange rate at December 31, 2020 of 84.15 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2019 of 59.89 Argentine pesos per U.S. dollar, respectively. The depreciation of the exchange rate of the Argentine peso at December 31, 2020, as compared to the exchange rate at December 31, 2019, was 40.5%. In addition, the average depreciation of currencies used in Coca-Cola FEMSA’s main operations relative to the U.S. dollar in 2020, as compared to 2019, were: 11.6% for the Mexican peso, 30.7% for the Brazilian real, and 12.6% for the Colombian peso.

Coca-Cola FEMSA’s consolidated total revenues decreased by 5.6% to Ps. 183,615 million in 2020 as compared to 2019, mainly as a result of unfavorable price-mix effects due to the COVID-19 pandemic and currency translation effects resulting from the depreciation of all of our operating currencies in South America against the Mexican peso, particularly the Brazilian real, which had a 14.5% unfavorable translation effect. These effects were partially offset by favorable pricing and revenue management initiatives. This figure includes other operating revenues related to an entitlement to reclaim tax payments in Brazil. See Note 25.2 to Coca-Cola FEMSA’s consolidated financial statements. On a comparable basis, total revenues would have decreased by 1.0% in 2020 as compared to 2019.

Total sales volume decreased by 2.5% to 3,284.4 million unit cases in 2020 as compared to 2019, mainly as a result of social distancing and other measures adopted as a result of the COVID-19 pandemic, which had an adverse effect on some of our points-of-sale.

•

In 2020, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio decreased by 1.1%, sales volume of its colas portfolio decreased by 0.2%, and sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio decreased by 5.0%, in each case as compared to 2019.

•	Sales volume of Coca-Cola FEMSA’s still beverage portfolio decreased by 5.0% in 2020 as compared to 2019.
•	Sales volume of Coca-Cola FEMSA’s bottled water category, excluding bulk water, decreased by 22.6% in 2020 as compared to 2019.
•	Sales volume of Coca-Cola FEMSA’s bulk water category increased by 0.6% in 2020 as compared to 2019.

Consolidated average price per unit case decreased by 3.5% to Ps. 50.63 in 2020, as compared to Ps. 52.46 in 2019, mainly as a result of unfavorable price-mix effects and the negative translation effect resulting from the depreciation of most of Coca-Cola FEMSA’s operating currencies relative to the Mexican peso. This was partially offset by price increases aligned with or above inflation. On a comparable basis, average price per unit case would have remained flat at 0.3% in 2020 as compared to 2019, driven by Coca-Cola FEMSA’s revenue management and pricing initiatives.

Coca-Cola FEMSA’s gross profit decreased by 5.4% to Ps. 82,811 million in 2020 as compared to 2019; with a gross margin increase of 10 basis points as compared to 2019 to reach 45.1% in 2020. This gross margin increase was mainly driven by Coca-Cola FEMSA’s pricing initiatives, together with lower PET resin costs and stable sweetener prices in most of its operations, which were partially offset by higher concentrate costs in Mexico, higher concentrate costs in Brazil due to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, coupled with its decision to suspend such tax credits, and the depreciation in the average exchange rate of most of our operating currencies as applied to U.S. dollar-denominated raw material costs. On a comparable basis, Coca-Cola FEMSA’s gross profit would have decreased by 1.3% in 2020 as compared to 2019.

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

Coca-Cola FEMSA’s administrative and selling expenses decreased by 6.8% to Ps. 56,444 million in 2020 as compared to 2019. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues decreased by 40 basis points to 30.7% in 2020 as compared to 2019, mainly as a result of operating expense efficiencies in labor, maintenance and marketing. In 2020, Coca-Cola FEMSA continued investing across its territories to support marketplace execution, increase its cooler coverage, and bolster its returnable presentation base.

Coca-Cola FEMSA recorded other expenses net of Ps. 3,611 million in 2020 as compared to Ps. 2,490 million in 2019, which increase was mainly as a result of unusual other operating expenses related to impairments in Estrella Azul in Panama and in Leão Alimentos, Coca-Cola FEMSA’s non-carbonated beverage associate in Brazil, which were partially offset by the implementation of Coca-Cola FEMSA’s efficiency program to create a leaner and more agile organization. For more information, see Note 10 to Coca-Cola FEMSA’s consolidated financial statements.

The term “comprehensive financing result” refers to the combined financial effects of net interest expenses, net financial foreign exchange gains or losses, and net gains or losses on the monetary position of hyperinflationary countries where Coca-Cola FEMSA operates and market value gain (loss) on financial instruments. Net financial foreign exchange gains or losses represent the impact of changes in foreign exchange rates on financial assets or liabilities denominated in currencies other than local currencies, and certain gains or losses resulting from derivative financial instruments. A financial foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the local currency between the date the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of local currency, which must be exchanged to repay the specified amount of the foreign currency liability.

Comprehensive financing result in 2020 recorded an expense of Ps. 6,678 million as compared to an expense of Ps. 6,071 million in 2019. This 10.0% increase was mainly driven by a one-time interest expense related to the repurchase and redemption in full of Coca-Cola FEMSA 3.875% senior notes due 2023. In addition, Coca-Cola FEMSA incurred short-term financing as a preventive measure to reinforce Coca-Cola FEMSA’s cash position. These effects were partially offset by debt prepayments.

In 2020, Coca-Cola FEMSA’s effective income tax rate was increased to 33.8%, as compared to its effective income tax rate of 30.7% in 2019, mainly as a result of the Estrella Azul impairment recognized during the period and a net effect of deferred tax assets driven by tax losses and tax credits. For more information, see Note 25 to Coca-Cola FEMSA’s consolidated financial statements.

In 2020, Coca-Cola FEMSA recorded a loss of Ps. 281 million in the share in the loss of equity accounted investees, net of taxes, mainly due to the results of Leão Alimentos, Coca-Cola FEMSA’s associate in Brazil, and Estrella Azul in Panama.

Coca-Cola FEMSA reported a net controlling interest income of Ps. 10,307 million in 2020, as compared to a Ps. 12,101 million in 2019. This 14.8% decrease was mainly driven by lock-downs and social distancing measures related to the COVID-19 pandemic coupled with impairments on equity method investees recognized during the year, which were partially offset by Cola-Cola FEMSA’s cost saving, revenue management and pricing initiatives.

Proximity Division

Proximity Division total revenues decreased 1.9% to Ps. 181,277 million in 2020 compared to Ps. 184,810 million in 2019, reflecting an average decrease in same-store sales of 5.4%. As of December 31, 2020, there were a total of 19,566 OXXO stores. As referenced above, OXXO same-store sales decreased an average of 5.4% compared to 2019, driven by a 16.8% decrease in same-store traffic, partially offset by a 13.7% increase in average ticket.

Cost of goods sold decreased 2.5% to Ps. 106,981 million in 2020, compared to Ps. 109,711 million in 2019. Gross margin increased 40 basis points to reach 41.0% of total revenues. This increase reflects the sustained growth of the services category, including income from financial services and commercial income activity, which have higher gross margins. As a result, gross profit decreased 1.1% to Ps. 74,296 million in 2020 compared with 2019.

Administrative expenses increased 24.1% to Ps. 5,696 million in 2020, compared to Ps. 4,590 million in 2019. As a percentage of sales, administrative expenses increased to 3.1% in 2020, from 2.5% in 2019. Selling expenses increased 6.6% to Ps. 56,030 million in 2020 compared with Ps. 52,545 million in 2019. As a percentage of sales, selling expenses reached 31.0% in 2020. The increase in administrative and selling expenses was driven by: (1) our continuing initiative to strengthen our compensation structure of key in-store personnel in a tight labor market, including the gradual shift from commission-based store teams to employee-based teams and (2) higher expenses related to IT programs and infrastructure.

Health Division

Health Division total revenues increased 10.6% to Ps. 65,172 million compared to Ps. 58,922 million in 2019, mainly driven by a same-store sale increase of 1.4%, reflecting positive trends in Mexico. This was partially offset by strict mobility restrictions across our South American operations and a negative currency translation effect related to the depreciation of the Chilean and Colombian peso compared to the Mexican Peso. As of December 31, 2020, there were a total of 3,368 drugstores in Mexico, Chile, Colombia and Ecuador. On an organic basis (excluding the effects of significant mergers and acquisitions in the last twelve months) total revenues grew 3.1%. This excludes the effects of significant mergers and acquisitions in the last twelve months.

Cost of goods sold increased 10.5% to Ps. 45,597 million in 2020, compared with Ps. 41,277 million in 2019. Gross margin increased 10 basis points to reach 30.0% of total revenues. This was mainly driven by (1) positive sales mix effect driven by consumer behavior shifts due to the strict mobility restrictions in our operations in South America; and (2) more effective collaboration with key supplier partners across our operations. Gross profit increased 10.9% to Ps. 19,575 million in 2020 compared with 2019.

Administrative expenses increased 22.3% to Ps. 3,314 million in 2020, compared with Ps. 2,709 million in 2019. As a percentage of sales, administrative expenses reached 5.1% in 2020 from 4.6% in 2019. Selling expenses increased 8.7% to Ps. 13,540 million in 2020 compared with Ps. 12,462 million in 2019. As a percentage of sales, selling expenses reached 20.7% in 2020. The increase in administrative and selling expenses was mainly driven by the organic growth in Mexico and South America, partially offset by cost efficiencies and tight expense control throughout our territories.

Fuel Division

Fuel Division total revenues decreased 28.3% to Ps. 34,292 million in 2020 compared to Ps. 47,852 in 2019, reflecting a 29.2% average decrease in same-station sales. As of December 31, 2020, there were a total of 558 OXXO Gas service stations. As referenced above, same-station sales decreased an average of 29.2% compared to 2019, as the average volume decreased 24.3%, and the average price per liter decreased by 6.6%, reflecting reduced mobility in connection with the COVID-19 pandemic.

Cost of goods sold decreased 30.4% to Ps. 29,992 million in 2020, compared to Ps. 43,077 million in 2019. Gross margin increased 250 basis points to reach 12.5% of total revenues. This increase reflects more favorable supply terms. Gross profit decreased 9.9% to Ps. 4,300 million in 2020 compared with 2019.

Administrative expenses increased 17.2% to Ps. 252 million in 2020, compared to Ps. 215 million in 2019. As a percentage of sales, administrative expenses decreased 30 basis points to 0.7% in 2020 from 0.4% in 2019. The increase in administrative expenses reflects OXXO Gas’s organic expansion. Selling expenses decreased 1.7% to Ps. 3,226 million in 2020 compared with Ps. 3,281 million in 2019. As a percentage of sales, selling expenses increased 250 basis points to 9.4% in 2020. The decrease in selling expenses reflects tight expense control and increased expense efficiencies.

Results from our Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018

This analysis can be found in Item 5 of our annual report on Form 20-F for fiscal year 2019.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. During 2020, as a result of the COVID-19 pandemic, we incurred financings in certain countries as a preventative measure to reinforce our cash position. We subsequently repaid these financings and have maintained adequate liquidity throughout the pandemic. As of December 31, 2020, 49% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA.

During 2020, we issued US$ 2,500 million aggregate principal amount of 3.500% senior notes due 2050 with an implied yield of 3.577% that were listed on the NYSE.

In September 2020, Coca-Cola FEMSA issued US$ 705 million aggregate principal amount of 1.85% senior notes due 2032.

In March 2020, we entered into certain short-term bank loans in Mexican pesos for an aggregate principal amount of Ps. 15,000 million, which were repaid during 2020.

In March 2020, Coca-Cola FEMSA entered into certain short-term bank loans in Mexican pesos for an aggregate principal amount of Ps. 10,000 million, which were mostly repaid during 2020.

In February 2020, Coca-Cola FEMSA issued (i) Ps. 3,000 million aggregate principal amount of eight-year fixed rate certificados bursátiles bearing an annual interest rate of 7.35% due January 2028, and (ii) Ps. 1,727 million aggregate principal amount of 5.5-year floating rate certificados bursátiles, priced at 28-day Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”) plus 0.08% and due August 2025. These series of certificados bursátiles are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V. (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“the Guarantors”).

In February 2020, Coca-Cola FEMSA’s 4.625% senior notes due 2020 were repaid in full at maturity.

In January 2020, Coca-Cola FEMSA issued US$ 1,250 million aggregate principal amount of 2.750% senior notes due 2030. These notes are guaranteed by certain subsidiaries of Coca-Cola FEMSA. The indenture governing these notes imposes, among others, certain conditions upon a consolidation or merger by Coca-Cola FEMSA and restricts the incurrence of liens and the entering into sale and leaseback transactions by Coca-Cola FEMSA and its significant subsidiaries.

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

In 2017, Coca-Cola FEMSA issued Ps. 8,500 million aggregate principal amount of 10-year fixed rate Mexican peso-denominated bonds (certificados bursátiles) bearing an annual interest rate of 7.87% due June 2027 and Ps. 1,500 million aggregate principal amount of five-year floating rate certificados bursátiles, prices at 28-day TIIE plus 0.25% due June 2022. These series of certificados bursátiles are guaranteed by the Guarantors.

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

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2020, 2019 and 2018, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Years ended December 31, 2020, 2019 and 2018

(in millions of Mexican pesos)

	2020		2019		2018
Net cash flows provided by operating activities from continuing operations	Ps.	53,173	Ps.	61,638	Ps.	46,929
Net cash flows (used in) investing activities from continuing operations		(31,367)		(14,132)		(57,178)
Net cash flows provided by (used in) financing activities from continuing operations		19,575		(38,433)		(23,011)
Dividends paid		(15,868)		(13,629)		(12,933)

Principal Sources and Uses of Cash for the Year ended December 31, 2020 Compared to the Year Ended December 31, 2019

Our net cash generated by operating activities from continuing operations decreased Ps. 8,465 million to Ps. 53,173 million in 2020 compared to Ps. 61,638 million in 2019. This was primarily the result of:

●	An increase of Ps. 5,369 million due to lower commercial activity due to the COVID-19 pandemic compared to 2019, and an increase of Ps. 5,388 million due to lower commercial activity due to the COVID-19 pandemic;
●	A decrease of Ps. 12,077 million due to lower supplier activity due to the COVID-19 pandemic compared to 2019 and Ps. 857 due to an increase in other current financial liabilities; and
●	A decrease in cash flow of Ps. 5,277 million in our cash flow from operating activities before changes in operating working capital accounts mainly due to lower net income, partially offset by higher impairments, loss in share of the profit of equity accounted investees, and higher interest expenses related with new borrowings.

Our net cash used in investing activities from continuing operations was Ps. 31,367 million for the year ended December 31, 2020, compared to Ps. 14,132 million used in investing activities from continuing operations for the year ended December 31, 2019, an overall decrease in cash flows related to investing activities of Ps. 17,235 million. This was primarily the result of:

●	Lower cash inflows of Ps. 15,232 million due to lower maturity of investments purchased in 2018, which included variable interest rate government and corporate debt securities;
●	Lower cash outflows of Ps. 4,266 million due to lower acquisitions of capital expenditures in property, plant and equipment in 2020 related to the COVID-19 pandemic; and
●	Higher cash outflows of Ps. 7,089 million mainly due to business acquisitions and other investments in equity instruments in 2020.

Our net cash provided by financing activities from continuing operations was Ps. 19,575 million for the year ended December 31, 2020, compared to Ps. 38,433 million used in financing activities from continuing operations for the year ended December 31, 2019, an overall increase in cash flows related to financing activities of Ps. 58,008 million. This was primarily due to:

●	Higher cash inflows of Ps. 111,091 million mainly due to higher proceeds from borrowings in 2020 of Ps. 129,371 million as compared to Ps. 18,280 million in 2019;

●	Higher cash outflows of Ps. 36,977 million due to higher payments of bank loans in 2020 of Ps. 63,278 million, as compared to Ps. 26,301 million in 2019;
●	Higher cash outflows of Ps. 3,112 million due to higher finance charges related with new borrowings; and
●	Higher cash outflows of Ps. 10,964 million due to the acquisition of non-controlling interest.

Principal Sources and Uses of Cash for the Year ended December 31, 2019 Compared to the Year Ended December 31, 2018

This analysis can be found in Item 5 of our annual report on Form 20-F for fiscal year 2019.

Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2020 was Ps. 188,665 million compared to Ps. 117,951 million in 2019 and Ps. 128,664 million in 2018. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 8,801 million and Ps. 179,864 million, respectively, as of December 31, 2020, as compared to Ps. 16,204 million and Ps. 101,747 million, respectively, as of December 31, 2019, and Ps. 13,674 million and Ps. 114,990 million, respectively, as of December 31, 2018. Cash and cash equivalents were Ps. 107,624 million as of December 31, 2020, as compared to Ps. 65,562 million as of December 31, 2019 and Ps. 62,047 million as of December 31, 2018.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2020.

	Maturity
	Less than						In excess of
	1 year		1 - 3 years		3 - 5 years		5 years		Total

	(in millions of Mexican pesos)
Long-term debt
Mexican pesos	Ps.	2,788	Ps.	9,181	Ps.	8,139	Ps.	14,492	Ps.	34,600
Brazilian reais		102		82		20		—		204
Colombian pesos		18		7		—		—		25
U.S. dollars		—		5,975		2,293		113,951		122,219
Euro		—		24,469		—		—		24,469
Chilean pesos		654		994		—		—		1,648
Uruguayan pesos		770		261		—		—		1,031
Interest payments(1)
Mexican pesos		244		495		401		1,263		2,403
Brazilian reais		7		5		1		—		13
Colombian pesos		14		0		—		—		15
U.S. dollars		—		172		85		7,805		8,061
Argentine pesos		318		—		—		—		318
Chilean pesos		62		23		—		—		85
Euro		—		428		—		—		428
Uruguayan pesos		155		21		—		—		176
Guatemalan quetzal		4		—		—		—		4
Interest rate swaps and cross-currency swaps(2)
Mexican pesos		3,183		6,049		4,885		6,259		20,376
Brazilian reais		709		1,410		637		—		2,756
Colombian pesos		30		3		—		—		33
U.S. dollars		763		1,545		2,105		18,402		22,815
Argentine pesos		206		—		—		—		206
Chilean pesos		62		23		—		—		85
Euro		—		429		—		—		429
Uruguayan pesos		70		14		—		—		84
Guatemalan quetzal		4		—		—		—		4
Commodity price contracts
Sugar(3)		1,260		366		—		—		1,626
Aluminum(3)		695		99		—		—		794
PX+MEG(3)		729		—		—		—		729
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment		926		1,112		1,304		4,108		7,450
Lease liabilities		11,511		—		36,172		40,911		88,594
Other long-term liabilities(4)		—		—		—		14,562		14,562

(1)	Interest was calculated using long-term debt outstanding and interest rates in effect on December 31, 2020 without considering interest rate swap agreements. The debt and applicable interest rates in effect are shown in Note 19 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 19.8920 per US$ 1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2020.
(2)	Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross-currency swaps applied to long-term debt as of December 31, 2020, and the market value of the unhedged cross-currency swaps.
(3)	Reflects the notional amount of the futures and forward contracts used to hedge sugar, aluminum and PX + MEG cost with a fair value asset of Ps. 404 million. See Note 21.6 to our audited consolidated financial statements.
(4)	Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflect those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control; therefore, these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2020, Ps. 8,801 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2020, our consolidated average cost of borrowing, after giving effect to the cross-currency and interest rate swaps, was approximately 4.7%. As of December 31, 2019, our consolidated average cost of borrowing, after giving effect to the cross-currency swaps, was 6.7% (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2020, after giving effect to cross-currency swaps, approximately 33.1% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 45.3% in U.S. dollars, 0.5% in Colombian pesos, 0.4% in Argentine pesos, 4.2% in Brazilian reais, 2.2% in Chilean pesos, 0.8% Uruguayan pesos and the remaining 13.5% in euros.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2020:

	Total Debt Profile of our Company
	FEMSA		Coca-Cola		FEMSA
	and Others		FEMSA		Comercio		Total Debt

	(in millions of Mexican pesos)
Short-term Debt
Mexican pesos:
Bank loans	Ps.	—	Ps.	—	Ps.	360	Ps.	360
U.S. dollars:
Bank loans		—		—		1,150		1,150
Colombian pesos:
Bank loans		—		436		224		660
Chilean pesos:
Bank loans		—		—		1,027		1,027
Argentine pesos:
Bank loans		—		711		—		711
Uruguayan pesos:
Bank loans		—		498		—		498
Guatemalan quetzal:
Bank loans		63		—		—		63
Long-term Debt(1)
Mexican pesos:
Bank loans		—		9,337		599		9,936
Domestic Senior notes		—		24,662		—		24,662
Euros:
Senior unsecured notes		24,469		—		—		24,469
U.S. dollars:
Bank loans		—		—		2,293		2,293
Senior Notes		69,329		50,598		—		119,927
Brazilian reais:
Bank loans		—		205		—		205
Colombian pesos:
Bank loans		—		—		25		25
Chilean pesos:
Bank loans		1,633		—		15		1,648
Uruguayan pesos:
Bank loans		—		1,031		—		1,031
Total Debt	Ps.	95,494	Ps.	87,478	Ps.	5,693	Ps.	188,665
Average Cost (2)
Mexican pesos		7.0%		7.1%		6.3%		7.1%
U.S. dollars		3.5%		2.7%		3.7%		3.2%
Euro		1.7%		—		—		1.7%
Brazilian reais		—		8.0%		—		8.0%
Argentine pesos		—		44.7%		—		44.7%
Colombian pesos		—		4.0%		4.4%		4.0%
Chilean pesos		2.3%		—		2.0%		2.1%
Uruguayan pesos		—		11.5%		—		11.5%
Guatemalan quetzal		6.3%		—		—		6.3%
Total		3.5%		6.1%		3.4		4.7%

(1)	Includes the Ps. 4,332 million current portion of long-term debt.
(2)	Includes the effect of cross-currency and interest rate swaps. Average cost is determined based on interest rates as of December 31, 2020.

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

We and our sub-holding companies are in compliance with all of our covenants. A significant and prolonged deterioration in our consolidated results could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.

Summary of Debt

The following is a summary of our indebtedness as of December 31, 2020:

Coca-Cola FEMSA

●	Coca-Cola FEMSA’s total indebtedness was Ps. 87,478 million as of December 31, 2020, as compared to Ps. 69,977 million as of December 31, 2019. Short-term debt and long-term debt were Ps. 5,017 million and Ps. 82,461 million, respectively, as of December 31, 2020, as compared to Ps. 11,485 million and Ps. 58,492 million, respectively, as of December 31, 2019. Total debt decreased by Ps. 17,501 million in 2020, compared to year end 2019. As of December 31, 2020, Coca-Cola FEMSA’s cash and cash equivalents were Ps. 43,497 million, as compared to Ps. 20,491 million as of December 31, 2019. Coca-Cola FEMSA had cash outflows in 2020 mainly resulting from repayment of debt and dividend payments, which were partially offset by generation of cash from operating activities. As of December 31, 2020, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 72.0% U.S. dollars, 11.0% Mexican pesos, 12.0% Brazilian reais, 2.0% Colombian pesos, 1.0% Argentine pesos and 2.0% other legal currencies. Coca-Cola FEMSA believes that these funds, in addition to the cash generated by its operations, are sufficient to meet their own operating requirements.
●	Future currency devaluations, the imposition of exchange controls in any of the countries where Coca-Cola FEMSA has operations and the continuation of the COVID-19 pandemic could have an adverse effect on Coca-Cola FEMSA’s financial position and liquidity.
●	As part of Coca-Cola FEMSA’s financing policy, Coca-Cola FEMSA expects to continue to finance its liquidity needs mainly with cash flows from its operating activities. Nonetheless, as a result of regulations in certain countries where Coca-Cola FEMSA operates, it may not be beneficial or practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future, Coca-Cola FEMSA may finance its working capital and capital expenditure needs with short-term or other borrowings.
●	Coca-Cola FEMSA continuously evaluates opportunities to pursue acquisitions or engage in strategic transactions. Coca-Cola FEMSA would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of its company.
●	Coca-Cola FEMSA’s financing, treasury and derivatives policies provide that the planning and finance committee of its board of directors is responsible for determining Coca-Cola FEMSA’s overall financial strategy, including the dividends policy, investments of Coca-Cola FEMSA’s funds, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, repurchases of stock, financial derivative instruments strategies (only for hedging purposes), purchase and lease of assets and indebtedness of Coca-Cola FEMSA, among others; which is ultimately approved by Coca-Cola FEMSA’s board of directors and implemented by its corporate finance department.

FEMSA Comercio

●	As of December 31, 2020, FEMSA Comercio had total outstanding debt of Ps. 5,693 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 3,402 million and Ps. 2,291 million, respectively. As of December 31, 2020, cash and cash equivalents were Ps. 10,671 million.

FEMSA and other businesses

●	As of December 31, 2020, FEMSA and other businesses had total outstanding debt of Ps. 95,494 million, which is composed of Ps. 1,696 million of bank debt in other legal currencies, Ps. 5,975 million of senior notes due 2023, Ps. 13,805 million of senior notes due 2043, Ps. 49,549 million of senior notes due 2050 and Ps. 24,469 million of Senior Unsecured Notes due 2023. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and other businesses’ average cost of debt, after giving effect to interest rate swaps and cross-currency swaps, as of December 31, 2020, was 7.0% in Mexican pesos.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2020:

	Loss Contingencies
	As of December 31,
	2020
	(in millions of
	Mexican pesos)
Indirect taxes	Ps.	3,153
Legal	Ps.	1,293
Labor	Ps.	1,857
Total	Ps.	6,303

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 7,342 million, Ps. 10,471 million and Ps. 7,739 million as of December 31, 2020, 2019 and 2018, respectively, by pledging fixed assets or providing bank guarantees.

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our internal legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2020, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 86,855 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures were Ps. 20,893 million in 2020, compared to Ps. 25,579 million in 2019, a decrease of 18.3%. The amount invested in 2020 was driven by additional investments at FEMSA Comercio, mainly related to the opening of new stores, drugstores and retail service stations. The principal components of our capital expenditures have been investments in increasing production capacity, placing coolers with retailers, returnable bottles and cases and distribution network expansion at Coca-Cola FEMSA and expansion of the Proximity Division, the Health Division and the Fuel Division, as mentioned above. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2021

Our capital expenditure budget for 2021 is expected to be US$ 1,307 million (Ps. 26,068 million). The following discussion is based on each of our sub-holding companies’ internal budgets. The capital expenditure plan for 2021 is subject to change based on market and other conditions, such as the recent outbreak of COVID-19, and the subsidiaries’ results and financial resources.

Coca-Cola FEMSA has budgeted approximately US$ 607 million (Ps. 12,106 million) for its capital expenditures in 2021. Coca-Cola FEMSA has budgeted capital expenditures in an amount ranging between 6.0% and 6.5% of total revenues for 2021, which amount will mainly depend on market and other conditions, including the development of the COVID-19 pandemic across Coca-Cola FEMSA’s territories. Coca-Cola FEMSA’s capital expenditures in 2021 are primarily intended for:

●	investments in production capacity;
●	market investments;
●	returnable bottles and cases;
●	improvements throughout Coca-Cola FEMSA’s distribution network; and
●	investments in information technology.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2021, approximately 42.3% will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2021.

The Proximity Division’s capital expenditures budget in 2021 is expected to total US$ 471 million (Ps. 9,399 million), and will be allocated to the opening of new OXXO stores and the refurbishing of existing OXXO stores. In addition, investments are planned for FEMSA Comercio’s IT systems, ERP software updates and transportation equipment.

The Health Division’s capital expenditures budget in 2021 is expected to total US$ 94 million (Ps. 1,880 million), and will be allocated to the opening of new drugstores and, to a lesser extent, the refurbishing of existing stores. In addition, investments are planned in warehouses, IT hardware and ERP software updates.

The Fuel Division’s capital expenditures budget in 2021 is expected to total US$ 40 million (Ps. 789 million), and will be allocated to the opening of new service stations, to the refurbishing of existing OXXO Gas service stations and to adding vapor recovery units on the service stations.

Our capital expenditures budget in 2021 for Other Businesses is expected to total US$ 95 million (Ps. 1,893 million), and will be allocated to our ancillary logistical and refrigeration businesses.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2020. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

Fair Value at December 31, 2020
	Maturity						Maturity in
	less than		Maturity 1-3		Maturity 3-5		excess of		Fair Value
	1 year		years		years		5 years		Asset

(in millions of Mexican pesos)
Derivative financial instruments net position	Ps.	(554)	Ps.	10,365	Ps.	(2,353)	Ps.	2,529	Ps.	9,986

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

In accordance with our bylaws and article 24 of the Mexican Securities Market Law, at least 25% of the members of our board of directors must be independent (as defined by the Mexican Securities Market Law).

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

Our board of directors was elected at the AGM held on March 24, 2021, and currently comprises 18 directors and nine alternate directors. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio	Born:	1954
Fernández Carbajal(1)(2) Executive Chairman of the Board	First elected (Chairman):	2001
	First elected (Director):	1984
	Term expires:	2022
	Principal occupation:	Executive Chairman of the board of directors of FEMSA

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

	Education:	Holds a degree in Industrial Engineering and a Master in Business Administration (“MBA”) from ITESM
	Alternate director:	Federico Reyes García

Javier Gerardo	Born:	1959
Astaburuaga Sanjines	First elected:	2006
	Term expires:	2022
	Principal occupation:	Independent Consultant
	Other directorships:

Alternate member of the board of directors of Coca-Cola FEMSA; member of the Heineken Supervisory Board; and member of the audit committee of Heineken N.V.; member of the finance and investment committee of ITESM; and member of the board of directors and audit committee of Grupo Acosta Verde, S.A.B. de C.V.

	Business experience:

Joined FEMSA as a financial information analyst and later acquired experience in corporate development, administration and finance, held various senior positions at FEMSA Cerveza between 1993 and 2001, including Chief Financial Officer, and for two years was FEMSA Cerveza’s Director of Sales for the north region of Mexico until 2003, in which year he was appointed FEMSA Cerveza’s Co-Chief Executive Officer; held the position of Chief Financial and Corporate Officer of FEMSA from 2006 to 2015 and the position of Vice-President of Corporate Development of FEMSA until 2020.

	Education:	Holds an accounting degree from ITESM and is licensed as a certified public accountant

Eva María Garza Lagüera Gonda(1)(3)	Born:	1958
	First elected:	1999
	Term expires:	2022
	Principal occupation:	Private Investor
	Other directorships:

Member of the board of directors of ITESM, Patronato Premio Eugenio Garza Sada, Inmobiliaria Valmex, S.A. de C.V., Desarrollo Inmobiliaria La Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V. and Peñitas, S.A. de C.V.

	Education:	Holds a communication degree from ITESM
	Alternate director:	José Antonio Fernández Garza Lagüera(9)

Mariana Garza Lagüera Gonda(1)(3)	Born:	1970
	First elected:	1999
	Term expires:	2022
	Principal occupation:	Private investor
	Other directorships:

Member of the board of directors of ITESM, Museo de Historia Mexicana, Inmobiliaria Valmex, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V. and Monte Serena, S.A. de C.V.

	Education:	Holds an industrial engineering degree from ITESM and a Master of International Management from the Thunderbird American Graduate School of International Management.

José Fernando Calderón Rojas(4)	Born:	1954
	First elected:	1984
	Term expires:	2022
	Principal occupation:

Chief Executive Officer and chairman of the board of directors of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V. and Franca Industrias, S.A. de C.V.

	Other directorships:

Member of the board of directors of Alfa, S.A.B. de C.V. (“Alfa”) and ITESM; member of the regional consulting board of BBVA Bancomer, S.A., Institución de Banca

Múltiple, Grupo Financiero BBVA Bancomer, S.A. de

C.V. (“BBVA”) and member of the audit committee of Alfa. Member of Fundación UANL, A.C. and founder of Centro Integral Down A.C.; President of Patronato del Museo del Obispado A.C., and member of the external advisory board of Facultad de Derecho y Criminología of the Universidad Autónoma de Nuevo León (“UANL”)

	Education:	Holds a law degree from UANL, completed specialization studies in tax at UANL and various courses in business administration by ITESM
	Alternate director:	Francisco José Calderón Rojas(4)

Alfonso Garza Garza(5)(6)	Born:	1962
	First elected:	2001
	Term expires:	2022
	Principal occupation:	Chief Executive Officer of Strategic Businesses of FEMSA
	Other directorships:

Member of the board of directors of ITESM, and Grupo Nutec, S.A. de C.V. Chairman of Fondo de Agua Metropolitano de Monterrey, A.C. and vice-chairman of the executive commission of Confederación Patronal de la República Mexicana, S.P. (“COPARMEX Nacional”)

	Business experience:

Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques

	Education:	Holds an industrial engineering degree from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”)
	Alternate director:	Juan Carlos Garza Garza(5)(6)

Bertha Paula Michel González(7)	Born:	1964
	First elected:	2020
	Term expires:	2022
	Principal occupation:	Professor at Universidad Nacional Autónoma de México (“UNAM”)
	Other directorships:

Member of the board of directors of Círculo Francés de México, A.C. and ITESM Zona Metropolitana and alternate member of the board of directors of El Puerto de Liverpool, S.A.B. de C.V. (“Liverpool”) and Liceo Franco Mexicano, A.C.

	Education:	Holds a basic biomedical research bachelor and master’s degree and a biotechnology doctorate degree from UNAM
	Alternate director:	Maximino José Michel González(7)

Alberto Bailleres González(8)	Born:	1931
	First elected:	1989
	Term expires:	2022

	Principal occupation:

Chairman of the boards of directors of the following companies which are part of Grupo BAL: Peñoles, Grupo Nacional Provincial, S.A.B. (“GNP”), Fresnillo Plc, Grupo Palacio de Hierro, S.A.B. de C.V., Grupo Profuturo, S.A.B. de C.V., Profuturo Pensiones, S.A. de C.V., Profuturo Afore, S.A. de C.V., Controladora Petrobal, S.A. de C.V., Energía Bal, S.A. de C.V., ElectroBal, S.A. de C.V., and Tane, S.A. de C.V.; and chairman of the governance board of Instituto Tecnológico Autónomo de México (“ITAM”) and founding member of Fundación Alberto Bailleres, A.C.

	Other directorships:	Member of the board of directors of Dine, S.A.B. de C.V., Grupo Televisa, S.A.B. (“Televisa”) and Grupo Kuo, S.A.B. de C.V.; and member of the Consejo Mexicano de Negocios
	Education:	Holds an economics degree and an Honorary Doctorate from ITAM
	Alternate director:	Alejandro Bailleres Gual(8)
Francisco Javier Fernández Carbajal(2)	Born:	1955
	First elected:	2004
	Term expires:	2022
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	Other directorships:	Member of the board of directors of Visa, Inc., Alfa, and Cemex, S.A.B. de C.V.; and alternate member of the board of directors of Peñoles
	Education:	Holds a mechanical and electrical engineering degree from ITESM and an MBA from Harvard University Business School

Ricardo Guajardo Touché Independent Director	Born:	1948
	First elected:	1988
	Term expires:	2022
	Principal Occupation:	Independent Consultant
	Other directorships:

Member of the board of directors of Coca-Cola FEMSA, Grupo Valores Operativos Monterrey, S.A.P.I. de C.V., Grupo Financiero BBVA Bancomer, BVA, Grupo Aeroportuario del Sureste, S.A. de C.V., Grupo Bimbo, S.A.B. de C.V. (“Bimbo”), and Vitro, S.A.B. de C.V.

	Education:	Holds an electrical engineering degree from ITESM and the University of Wisconsin and a Master’s degrees from the University of California at Berkeley

Barbara Garza Lagüera Gonda(3)	Born:	1959
	First elected:	1998
	Term expires:	2022
	Principal occupation:	Private investor and president of the acquisitions committee of Coleccion FEMSA

	Other directorships:

Vice-president of the board of directors of ITESM Campus Mexico City, and member of the board of directors of Solfi, S.A. de C.V. (“Solfi”), Inmobiliaria Valmex, S.A. de C.V., Desarrollo Inmobiliario la Sierrita, S.A. de C.V., Refrigeración York, S.A. de C.V., Peñitas, S.A. de C.V. and BECL, S.A. de C.V.

	Education:	Holds a business administration degree from ITESM
	Alternate director:	Paulina Garza Lagüera Gonda(3)

Luis Alberto Moreno Mejía Independent Director	Born:	1953
	First elected:	2021
	Term expires:	2022
	Principal Occupation:	Managing Director at Allen & Co. LLC
	Other directorships:

Served as Chairman of Inter-American Development Bank from 2015 to 2020. He was Colombia’s ambassador to the United States of America from 1998 to 2005 and was Minister of Economic Development of Colombia from 1992 to 1994.

	Education:

Holds a business and economics degree from Florida Atlantic University, an MBA from Thunderbird School of Global Management and an honoris causa doctorate from Universidad Nacional Mayor de San Marcos.

Miguel Eduardo Padilla Silva	Born:	1955
	First elected:	2014
	Term expires:	2022
	Principal Occupation:	Chief Executive Officer of FEMSA
	Other directorships:	Member of the board of directors of Coca-Cola FEMSA, Grupo Lamosa, S.A.B. de C.V., Universidad Tec Milenio and Grupo Coppel, S.A. de C.V. (“Coppel”)
	Business experience:

Held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 to 2003. He held the position of Chief Executive Officer of FEMSA Comercio from 2004 to 2016 and prior to his current position, he held the position of Chief Financial and Corporate Officer of FEMSA from 2016 to 2017.

	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and executive management studies at IPADE

Series D Directors

Ricardo Ernesto Saldívar Escajadillo Independent Director	Born:	1952
	First elected:	2006
	Term expires:	2022
	Principal occupation:	Private Investor

	Other directorships:	Member of the board of directors of Axtel, S.A.B. de C.V., ITESM, Universidad TecMilenio and Grupo AlEn.
	Education:	Holds a mechanical and industrial engineering degree from ITESM, a Master’s degree in systems engineering from Georgia Tech Institute and in executive studies from IPADE
	Alternate:	Francisco Zambrano Rodríguez

Alfonso González Migoya Independent Director	Born:	1945
	First elected:	2006
	Term expires:	2022
	Principal occupation:	Business consultant and managing partner at Acumen Empresarial, S.A. de C.V.
	Other directorships:

Member of the board of directors of Coca-Cola FEMSA, Bolsa Mexicana de Valores, S.A.B. de C.V., Servicios Corporativos Javer, S.A.B. de C.V., Regional, S.A.B. de C.V., Controladora Vuela Compañía de Aviación, S.A.B. de C.V., Invercap Holdings, S.A.P.I. de C.V., Grupo Cuprum S.A.P.I. de C.V. and Pinturas Berel, S.A. de C.V.

	Education:	Holds a mechanical engineering degree from ITESM and an MBA from the Stanford University Graduate School of Business
	Alternate director:	Enrique F. Senior Hernández

Michael Larson	Born:	1959

Independent Director	First elected:	2006
	Term expires:	2022
	Principal occupation:	Chief Investment Officer of William H. Gates III
	Other directorships:	Member of the board of directors of Republic Services, Inc. and Ecolab, Inc., and eleven registered investment companies within the Western Asset Management fund complex
	Education:	Holds an MBA from the University of Chicago and a BA from Claremont McKenna College

Robert Edwin Denham	Born:	1945
Independent Director	First elected:	2001
	Term expires:	2022
	Principal occupation:	Partner at Munger, Tolles & Olson LLP
	Other directorships:	Member of the board of directors of New York Times Company (Presiding Director), Oaktree Capital Group, LLC and Chevron Corp.
	Education:	Holds a BA (magna cum laude) from the University of Texas, a JD (magna cum laude) from Harvard Law School and an MA in Government from Harvard University

Víctor Alberto Tiburcio Celorio	Born:	1951
Independent Director	First elected:	2018
	Term expires:	2022
	Principal occupation:	Independent consultant

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

(1)José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are spouses.
(2)José Antonio Fernández Carbajal and Francisco Javier Fernández Carbajal are siblings.
(3)Mariana Garza Lagüera Gonda, Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda are siblings.
(4)Francisco José Calderón Rojas and José Fernando Calderón Rojas are siblings.
(5)Alfonso Garza Garza and Juan Carlos Garza Garza are siblings.
(6)Juan Carlos Garza Garza and Alfonso Garza Garza are cousins of Eva María Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.
(7)Bertha Michel González and Max Michel González are siblings.
(8)Alberto Bailleres González is the father of Alejandro Bailleres Gual.
(9)José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are parents of José Antonio Fernández Garza Lagüera

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
	Business experience within FEMSA:

Held the positions of Planning and Control Officer of FEMSA from 1997 to 1999 and Chief Executive Officer of the Strategic Procurement Business Division of FEMSA from 2000 to 2003. He held the position of Chief Executive Officer of FEMSA Comercio from 2004 to 2016 and prior to his current position, he held the position of Chief Financial and Corporate Officer of FEMSA from 2016 to 2017.

	Other business experience:

Had a 20-year career in Alfa, culminating with a ten-year tenure as Chief Executive Officer of Terza, S.A. de C.V.; his major areas of expertise include operational control, strategic planning and financial restructuring

	Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA, Lamosa, Universidad Tec Milenio and Coppel
	Education:	Holds a mechanical engineering degree from ITESM, an MBA from Cornell University and executive management studies at IPADE

Francisco Camacho Beltrán Chief Corporate Officer	Born:	1965
	Joined FEMSA:	2020
	Appointed to current position:	2020
	Business experience:

He served as Danone’s Executive Vice President responsible for the Dairy and Plant-based business worldwide and Vice President of

Growth, Innovation and Global Clients. He served as member of the Executive Committee of Danone at Paris, France and held various executive positions with global and regional responsibilities.

	Education:	Holds a computer systems degree and an MBA from ITESM.

Roberto Campa Cifrián Vice President of Corporate Affairs	Born	1957
	Joined FEMSA:	2019
	Appointed to current position:	2019
	Directorships:	Chief Executive Officer and Chairman of the board of directors of Campa y Grassi S.C.
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

	Education:	Holds an industrial engineering degree from ITESM and an MBA from IPADE

Gerardo Estrada Attolini	Born:	1957
Vice President of Administration and Corporate Control	Joined FEMSA:	2000
	Appointed to current position:	2020
	Directorships:	Member of the audit and finance committee of Club Industrial, A.C.
	Business experience:

Held the position of Director of Corporate Finance of FEMSA from 2006 to 2020, Chief Financial Officer of FEMSA Cerveza from 2001 to 2006 and was Director of Corporate Finance of Grupo Financiero Bancomer from 1995 to 2000

	Education:	Holds a degree in accounting and an MBA from ITESM

Eugenio Garza y Garza	Born:	1971
Director of Finance and Corporate Development	Joined FEMSA:	2018
	Appointed to current position:	2020
	Directorships:	Advisory Council Member of the Stanford University Graduate School of Business and member (Treasurer) of the board of American School Foundation of Monterrey, A.C. and.
	Business experience:

Joined FEMSA in 2018 as Director of Strategic Planning and Corporate Development. From 2008 to 2016 he was the Chief Financial Officer and later Chief Executive Officer of Javer. Additionally he has had execution and managerial roles in investment banking with Goldman Sachs, Merrill Lynch and Lazard in New York and Mexico.

	Education:	Holds a chemical engineering degree from ITESM and an MBA from Stanford University.

Carlos Eduardo Aldrete Ancira General Counsel and Secretary of the Board of Directors	Born:	1956

	Joined FEMSA:	1979
	Appointed to current position:	1996

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

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2020, the aggregate compensation paid by FEMSA to its directors by FEMSA was approximately Ps. 81 million. In addition, in the year ended December 31, 2020, Coca-Cola FEMSA paid approximately Ps. 22.4 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.

For the year ended December 31, 2020, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 2,688 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in the section below and in Note 18 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2020, amounts set aside or accrued for all employees under these retirement plans were Ps. 10,254 million, of which Ps. 3,001 million is already funded.

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

Under this plan, each year, our Chief Executive Officer together with the Corporate Governance Committee of our board of directors, together with the Chief Executive Officer of the respective sub-holding company, determines the employees eligible to participate in the plan. A bonus formula is then created for each eligible employee, using the EVA framework, which determines the number of shares to be received by such employee. The terms and conditions of the share-based payment arrangement are then agreed upon with the eligible employee, such that the employee can begin to accrue shares under the plan. Until 2015, the shares vested ratably over a six-year period; from January 1, 2016, they ratably vest over a four-year period, with retrospective effects. We account for the EVA stock incentive plan as an equity-settled share-based payment transaction, as we will ultimately settle our obligations with our employees by issuing our own shares or those of our subsidiary, Coca-Cola FEMSA.

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

As of April 9, 2021, the trust that manages the EVA stock incentive plan held a total of 4,315,443 BD Units of FEMSA and 1,879,720 BL Units of Coca-Cola FEMSA, each representing 0.20% and 0.04% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

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

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 24, 2021, 6,922,134,985 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 24, 2021 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
		Percent of		Percent of		Percent of
Beneficial Owner	Shares	Class	Shares	Class	Shares	Class
Eva María Garza Lagüera Gonda	2,769,980	0.03%	5, 470,960	0.13%	5,470,960	0.13%
José Antonio Fernández Garza Lagüera	8,062	0.00%	16,124	0.00%	16,124	0.00%
Mariana Garza Lagüera Gonda	2,815,480	0.03%	5,630,960	0.13%	5,630,960	0.13%
Bárbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Alberto Bailleres González	9,668,801	0.10%	12,051,322	0.28%	12,051,322	0.28%
Alfonso Garza Garza	22,362,000	0.24%	4,028,000	0.09%	4,028,000	0.09%
Juan Carlos Garza Garza	22,362,000	0.24%	4,028,000	0.09%	4,028,000	0.09%
Maximino Michel González and Bertha Paula Michel González	17,362,545	0.19%	34,725,090	0.80%	34,725,090	0.80%
Francisco José Calderón Rojas and José Fernando Calderón Rojas(1)	8,389,104	0.09%	16,583,458	0.38%	16,583,458	0.38%

(1)	Shares beneficially owned through various family-controlled entities.

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

Under our bylaws, directors serve one-year terms, although they continue in office even after the term for which they were appointed ends for up to 30 calendar days, as set forth in article 24 of Mexican Securities Market Law. None of our directors or senior managers of our subsidiaries has service contracts providing for benefits upon termination of employment, other than post-retirement medical services plans and post-retirement pension plans for our senior managers on the same basis as our other employees.

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with these committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 24, 2021:

●	Audit Committee. The Audit Committee is responsible for (1) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (2) the recommendation on the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (3) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Market Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The current Audit Committee members are: Víctor Alberto Tiburcio Celorio (chairman and financial expert), Alfonso González Migoya and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable U.S. securities laws and applicable NYSE listing standards. The secretary (non-member) of the Audit Committee is Gerardo Estrada Attolini, FEMSA’s Vice President of Administration and Corporate Control.
●	Strategy and Finance Committee. The Strategy and Finance Committee’s responsibilities include (1) evaluating the investment and financing policies of our company; (2) evaluating the risk factors to which our company is exposed, as well as evaluating its management policies; (3) making recommendations on our dividend policy; (4) strategic analysis and assessment of our business units and strategic alternatives for their growth and (5) making recommendations to our board of directors on annual operation plans and strategic projects for our business units. The current Strategy and Finance Committee members are: Ricardo Guajardo Touché (chairman), Michael Larson, Federico Reyes García, Robert E. Denham, Francisco Javier Fernández Carbajal, Enrique F. Senior Hernández, José Antonio Fernández Carbajal, Ricardo Saldívar Escajadillo and Javier Gerardo Astaburuaga Sanjines. The secretary (non-member) of the Strategy and Finance Committee is Eugenio Garza y Garza.
●	Corporate Practices Committee. The Corporate Practices Committee is responsible for preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related-party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices Committee is elected by the shareholders at the AGM. The chairman of the Corporate Practices Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices Committee are: Ricardo Saldívar Escajadillo (chairman), Robert E. Denham, Ricardo Guajardo Touché and Luis Alberto Moreno Mejía. Each member of the Corporate Practices Committee is an independent director. The secretary (non-member) of the Corporate Practices Committee is Raymundo Yutani Vela.

Employees

As of December 31, 2020, our headcount by geographic region was as follows: 245,157 in Mexico, 8,033 in Central America, 15,448 in Colombia, 30,281 in Brazil, 2,167 in Argentina, 1,777 in the United States, 4,258 in

Ecuador, 530 in Peru, 898 in Uruguay and 12,069 in Chile. We include in the headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2020, 2019 and 2018:

	2020			2019			2018
	Non-Union	Union	Total	Non-Union	Union	Total	Non-Union	Union	Total
Sub-holding company:
Coca-Cola FEMSA(1)	37,816	44,518	82,334	33,991	48,195	82,186	35,014	48,350	83,364
FEMSA Comercio
Proximity Division(1)(2)	79,669	85,764	165,433	78,411	80,830	159,241	70,605	71,823	142,428
Fuel Division(1)	1,001	6,486	7,487	993	6,710	7,703	952	6,211	7,163
Health Division(1)	4,805	23,677	28,482	3,955	23,651	27,606	3,212	18,762	21,974
Other(1)	19,279	17,603	36,882	14,899	23,021	37,920	16,038	26,106	42,144
Total	142,570	178,048	320,618	132,249	182,407	314,656	125,821	171,252	297,073

(1)	Includes employees of third-party distributors, whom we do not consider to be our employees, amounting to 13,874, 12,023 and 12,870 in 2020, 2019 and 2018.
(2)	Includes non-management store employees, whom we do not consider to be our employees, amounting to 62,537, 60,757 and 54,332 in 2020, 2019 and 2018.

As of December 31, 2020, our subsidiaries had entered 691 collective bargaining or similar agreements with 209 labor unions. In the opinion of management, we generally have a good relationship with the labor unions.

In 2020 and 2021, in response to the COVID-19 outbreak, we have taken, and continue to take, preventive measures at our facilities to ensure continued operations and to keep our teams healthy and safe. As part of those preventive measures, we advised our employees to reduce large gatherings and increase social distancing, and have directed certain office-based employees to work from home. In addition, we created and implemented internal protocols to respond to any suspected or diagnosed cases of COVID-19 among our workforce. Measures include implementing reinforced health, sanitation and hygiene protocols across our facilities and providing our employees with additional protective equipment such as masks, gloves and sanitizing gels.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements between

Sub-holding Companies and Unions

As of December 31, 2020

	Collective
	Bargaining	Labor
Sub-holding Company	Agreements	Unions
Coca-Cola FEMSA	181	101
FEMSA Comercio(1)	204	17
Others	306	91
Total	691	209

(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to our company as of March 24, 2021. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 24, 2021

							Total
	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Shares
							of FEMSA
		Percent		Percent		Percent	Capital
	Shares Owned	of Class	Shares Owned	of Class	Shares Owned	of Class	Stock
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,134,985	74.86%					38.69%
William H. Gates III(5)	278,873,490	3.02%	557,746,980	12.9%	557,746,980	12.9%	7.79%

(1)	As of March 24, 2021, there were 2,161,177,770 Series B Shares outstanding.
(2)	As of March 24, 2021, there were 4,322,355,540 Series D-B Shares outstanding.
(3)	As of March 24, 2021, there were 4,322,355,540 Series D-L Shares outstanding.
(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by the estate of Max Michel Suberville), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto, Susana and Cecilia Bailleres), Invex, S.A., as Trustee under Trust No. 3763 controlled by the Garza Lagüera Gonda Family. Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Garza Lagüera Gonda, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Mariana Garza Lagüera Gonda, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eva Maria Garza Lagüera Gonda, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Consuelo Garza Lagüera de Garza, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia Maria Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Villarreal, Alberto Bailleres González, Maria Teresa Gual de Bailleres, Corbal, S.A. de C.V. (controlled by Alberto Bailleres González), María Magdalena Michel y Suberville, Max David Michel, Juan Maria Pedro David Michel, Monique Berthe Michele Madeleine David Michel, María Berta Renee Michel y Suberville, Magdalena María Guichard Michel, Rene Cristobal Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Juan Bautista Guichard Michel, BBVA Bancomer, S.A., as Trustee under Trust No. F/3038 (controlled by María Berta Michel y Suverville), Invex, S.A. as Trustee under Trust No. F/4165 (controlled by the Michel González family). Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
(5)	Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power.

As of March 31, 2021, there were 41 holders of record of ADSs in the United States, which represented approximately 49.9% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

Related-Party Transactions

Voting Trust

The trust participants, who are our major shareholders, agreed on May 6, 1998 to deposit a majority of their shares, which we refer to as the trust assets, of FEMSA into the voting trust, and later entered into an amended agreement on August 8, 2005, following the substitution by Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero as trustee to the voting trust, which agreement was subsequently renewed on August 30, 2019. The primary purpose of the voting trust is to permit the trust assets to be voted as a block, in accordance with the instructions of the technical committee of the voting trust. The trust participants are separated into seven trust groups, and the technical committee comprises one representative appointed by each trust group. The number of B Units corresponding with each trust group (the proportional share of the shares deposited in the trust of such group) determines the number of votes that each trust representative has on the technical committee. Most matters are decided by a simple majority of the trust assets.

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

José Antonio Fernández Carbajal, our Executive Chairman of the Board, serves as a member of the Heineken Holding Board and the Heineken Supervisory Board. Javier Astaburuaga Sanjines, our Vice President of Corporate Development, also serves on the Heineken Supervisory Board. We made purchases of beer and raw materials in the ordinary course of business from the Heineken Group in the amount of Ps. 23,233 million in 2020, Ps. 25,215 million in 2019 and Ps. 27,999 million in 2018. We also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 3,181 million in 2020, Ps. 3,380 million in 2019 and Ps. 3,265 million in 2018. As of the end of December 31, 2020, 2019 and 2018, our net balance due to Heineken amounted to Ps. 761, Ps. 1,393 and Ps. 2,181 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of Grupo Financiero BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who is also a director of FEMSA and Coca-Cola FEMSA, is a director. We made interest expense payments and fees paid to Grupo Financiero BBVA Bancomer in respect of these transactions of Ps. 232 million, Ps. 144 million and Ps. 230 million as of December 31, 2020, 2019 and 2018, respectively. The total amount due to Grupo Financiero BBVA Bancomer as of the end of December 31, 2020, 2019 and 2018 was Ps. 1,062 million, Ps. 1,696 million and Ps. 4,093 million, respectively, and we also had a receivable balance with Grupo Financiero BBVA Bancomer of Ps. 1,092, Ps. 6,798 million, and Ps. 11,509 million, respectively, as of December 31, 2020, 2019 and 2018.

Until 2018, we maintained an insurance policy covering utility cars issued by GNP, an insurance company of which Alberto Bailleres González and Maximino Michel González, directors of FEMSA, Víctor Alberto Tiburcio Celorio, director of FEMSA and Coca-Cola FEMSA and Alejandro Bailleres Gual, alternate director of FEMSA, are directors. The aggregate amount of premiums paid under the policy was Ps. 12 million in 2018.

We, along with certain of our subsidiaries, spent Ps. 148 million, Ps. 115 million and Ps. 113 million in the ordinary course of business in 2020, 2019 and 2018, respectively, in publicity and advertisement purchased from

Televisa, a media corporation in which our directors Alberto Bailleres González and Alfonso de Angoitia Noriega and our alternate director and director of Coca-Cola FEMSA, Enrique F. Senior Hernández, serve as directors.

FEMSA Comercio, in its ordinary course of business, purchased Ps. 5,774 million, Ps. 6,194 million and Ps. 5,763 million in 2020, 2019 and 2018, respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, Daniel Servitje Montull, one of Coca-Cola FEMSA’s directors, and Jaime A. El Koury, one of Coca-Cola FEMSA’s alternate directors, are directors. FEMSA Comercio also purchased Ps. 1,614 million, Ps. 1,606 million and Ps. 1,656 million in 2020, 2019 and 2018, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Ricardo Guajardo Touché, Alfonso Garza Garza and Ricardo Saldívar Escajadillo, who are directors or alternate directors of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of ITESM, also, Carlos Aldrete Ancira, Secretary of the Board of Directors of FEMSA and Coca-Cola FEMSA, is alternate secretary of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2020, 2019 and 2018 donations to ITESM amounted to Ps. 310 million, Ps. 215 million and Ps. 192 million, respectively.

José Antonio Fernández Carbajal, Alfonso Garza Garza, Federico Reyes Garcia, Javier Astaburuaga Sanjines, Miguel Eduardo Padilla Silva, John Anthony Santa Maria Otazua, Charles H. McTier, Carlos Aldrete Ancira and Daniel Alberto Rodríguez Cofré, who are directors, alternate directors or senior officers of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2020, 2019 and 2018, donations to Fundación FEMSA, A.C. amounted to Ps. 171 million, Ps. 195 million and Ps. 232 million, respectively.

Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with TCCC and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from affiliates of TCCC. Total expenses charged to Coca-Cola FEMSA by TCCC for concentrates were Ps. 32,222 million, Ps. 34,063 million and Ps. 32,379 million in 2020, 2019 and 2018, respectively. Coca-Cola FEMSA and TCCC pay and reimburse each other for marketing expenditures. TCCC also makes contributions to Coca-Cola FEMSA that Coca-Cola FEMSA generally uses for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers. Coca-Cola FEMSA received contributions to its marketing expenses of Ps. 1,482 million, Ps.  2,274 million and Ps. 3,542 million in 2020, 2019 and 2018, respectively.

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

Coca-Cola FEMSA purchases products from Jugos del Valle, a joint business acquired together with TCCC, in the amount of Ps. 2,437 million, Ps. 2,863 million and Ps. 2,872 million in 2020, 2019 and 2018, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of Coca-Cola FEMSA’s product portfolio. As of April 14, 2021, Coca-Cola FEMSA held a 28.8% interest in Jugos del Valle.

Coca-Cola FEMSA purchases products from Leão Alimentos, a business acquired together with TCCC, in the amount of Ps. 1,253 million, Ps. 1,867 million and Ps. 2,654 million in 2020, 2019 and 2018, respectively, which is mainly related to certain juice-based beverages and teas that are part of Coca-Cola FEMSA’s product portfolio. As of April 14, 2021, Coca-Cola FEMSA held a 24.7% indirect interest in Leão Alimentos.

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

Brazil

Arbitration with Heineken Brazil. In July 2017, Heineken Brazil issued a notice of early termination with respect to the agreement under which Coca-Cola FEMSA distributes and sells Heineken beer products in Coca-Cola FEMSA’s Brazilian territories. Because the agreement is scheduled to expire in 2022, this dispute was submitted to an arbitration proceeding. On October 31, 2019, the arbitration tribunal issued an award confirming that the distribution agreement pursuant to which Coca-Cola FEMSA distributes Kaiser’s portfolio in Brazil, including Heineken beer, shall continue in full force and effect until and including March 19, 2022. Upon the effectiveness of Coca-Cola FEMSA’s new distribution agreement with Heineken Brazil, which is subject to various conditions, including the approval of the Brazilian antitrust authorities, Coca-Cola FEMSA intends to withdraw from this arbitration and waive any rights with respect to any awards or judgments resulting from such arbitration.

Arbitration with Unilever Brazil. In May 2018, Unilever Brazil notified Coca-Cola FEMSA of its decision to add certain charges to the selling price of AdeS products under the supply agreement with Coca-Cola FEMSA and other Brazilian bottlers. Coca-Cola FEMSA and the other Brazilian bottlers disagreed with such charges, and an arbitration proceeding was brought by Unilever Brazil against Coca-Cola FEMSA and the other Brazilian bottlers. On October 1, 2020, the arbitration tribunal issued a partial award, ruling in favor of Coca-Cola FEMSA and the other Brazilian bottlers and holding that Unilever Brazil should not add those charges to the selling price of AdeS products. The arbitration proceeding continues with respect to other matters that are still pending resolution.

Legal Proceeding against Heineken Brazil. In January 2020, Coca-Cola FEMSA’s Brazilian subsidiary, together with the Brazilian association of Coca-Cola bottlers and other Brazilian bottlers, filed a lawsuit against Heineken and Heineken Brazil seeking indemnification and asserting the right to distribute beer Kirin as part of its Heineken portfolio in Brazil. Upon the effectiveness of Coca-Cola FEMSA’s new distribution agreement with Heineken

Brazil, Coca-Cola FEMSA intends to withdraw from this legal proceeding and waive any rights with respect to any awards or judgments resulting from such legal proceeding.

Tax Proceeding against Coca-Cola FEMSA Costa Rica. In 2013, the Costa Rican National Institute of Rural Development (Instituto Nacional de Desarrollo Rural or the INDER) questioned Coca-Cola FEMSA’s Costa Rican subsidiary’s method of calculating the contribution to the INDER (excise tax) for the period from 2009 to 2012. Prior to a change in law in November 29, 2012, which specifically provided how to calculate this excise tax (by multiplying a fixed amount in Costa Rican colones by the milliliters of products sold), Coca-Cola FEMSA’s Costa Rican subsidiary calculated the excise tax based on production costs. However, the INDER’s interpretation is that the excise tax had to be calculated based on the sales price, including the profit margin, of the products. As a result, the INDER requested the payment of the unpaid contribution amounts for the 2009-2012 period. Coca-Cola FEMSA filed, through an administrative procedure, an appeal against such requirement, which was denied. Coca-Cola FEMSA has contested this claim through a legal proceeding, which is still pending resolution and has filed a motion for a stay of execution until the legal proceeding is finally resolved, through which Coca-Cola FEMSA offered certain guarantees in favor of the INDER.

For a description of other unsettled lawsuits with tax authorities and other parties, see Note 26.6 to our consolidated financial statements.

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

Series B Shares have full voting rights, and Series D-B and D-L Shares have limited voting rights. The shares of our company are not separable and may be transferred only in the following forms:

●B Units, consisting of five Series B Shares; and
●BD Units, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.

The following table sets forth information regarding our capital stock as of March 24, 2021:

			Percentage of
		Percentage of	Full Voting
	Number	Capital	Rights
Class
Series B Shares (no par value)	9,246,420,270	51.68%	100.00%
Series D-B Shares (no par value)	4,322,355,540	24.16%	0.00%
Series D-L Shares (no par value)	4,322,355,540	24.16%	0.00%
Total Shares	17,891,131,350	100.00%	100.00%
Units
BD Units	2,161,177,770	60.40%	23.47%
B Units	1,417,048,500	39.60%	76.63%
Total Units	3,578,226,270	100.00%	100.00%

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 31, 2021, approximately 49.9% of BD Units traded in the form of ADSs.

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

Trading on the Mexican Stock Exchange

The Mexican Stock Exchange, located in Mexico City, is currently the principal stock exchange in Mexico. Founded in 1907, it is organized as a sociedad anónima bursátil de capital variable. Trading on the Mexican Stock Exchange takes place principally through automated systems and is open between the hours of 9:30 a.m. and 4:00 p.m. Eastern Time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the BD Units that are directly or indirectly (for example, in the form of ADSs) quoted on a stock exchange (including for these purposes the NYSE) outside Mexico.

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

Organization and Registry

We are a publicly listed company with variable capital (sociedad anónima bursátil de capital variable) organized in Mexico under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) and the Mexican Securities Market Law (Ley del Mercado de Valores). We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima, and are currently named Fomento Económico Mexicano, S.A.B. de C.V. We are registered in the Public Registry of Property and Commerce (Registro Público de la Propiedad y del Comercio) of Monterrey, Nuevo León.

Voting Rights and Certain Minority Rights

Each Series B Share entitles its holder to one vote at any of our ordinary or extraordinary general shareholders meetings. Our bylaws state that the board of directors must be composed of no more than 21 members, at least 25% of whom must be independent. Holders of Series B Shares are entitled to elect at least 11 members of our board of directors. Holders of Series D Shares are entitled to elect five members of our board of directors. Our bylaws also contemplate that, should a conversion of the Series D-L Shares to Series L Shares occur pursuant to the vote of our Series D-B and Series D-L shareholders at special and extraordinary shareholders meetings, the holders of Series D-L shares (who would become holders of newly issued Series L Shares) will be entitled to elect two members of the board of directors. None of our shares has cumulative voting rights, which is a right not regulated under Mexican law.

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

Holders of Series D Shares are also entitled to vote on the matters that they are expressly authorized to vote on by the Mexican Securities Market Law and at any extraordinary shareholders meeting called to consider any of the following matters:

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

The Mexican Securities Market Law, the Mexican General Corporations Law and our bylaws provide for certain minority shareholder protections. These minority protections include provisions that permit:

●	holders of at least 10% of our outstanding capital stock entitled to vote, including in a limited or restricted manner, to require the chairman of the board of directors or of the Audit or Corporate Practices Committees to call a shareholders’ meeting;
●	holders of at least 5% of our outstanding capital stock, including limited or restricted vote, may bring an action for liabilities against our directors, the secretary of the board of directors or certain key officers (as a shareholder derivative suit, for our benefit, as opposed to the benefit of shareholders initiating the action);

●	holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, at any shareholders meeting to request that resolutions with respect to any matter on which they considered they were not sufficiently informed be postponed;
●	holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote, including limited or restricted vote, and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (1) the challenged resolution violates Mexican law or our bylaws, (2) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (3) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and
●	holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, to appoint one member of our board of directors and one alternate member of our board of directors.

Shareholders Meetings

General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 and 228 BIS of the Mexican General Corporations Law, Articles 53 and 108(ii) of the Mexican Securities Market Law and in our bylaws. These matters include: amendments to our bylaws, liquidation, dissolution, merger, spin-off and transformation from one form of corporate organization to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require a general shareholders’ extraordinary meeting to consider the cancellation of the registration of shares with the Mexican Registry of Securities (“RNV”) or with other foreign stock exchanges on which our shares may be listed, the amortization of distributable earnings into capital stock, and an increase in our capital stock in terms of the Mexican Securities Market Law. General meetings called to consider all other matters, including increases or decreases affecting the variable portion of our capital stock, are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year. Holders of BD Units or B Units are entitled to attend all shareholders meetings of the Series B Shares and Series D Shares and to vote on matters that are subject to the vote of holders of the underlying shares.

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

Our bylaws provide that shareholders will not have preemptive rights to subscribe shares in the event of a capital stock increase or listing of treasury stock in any of the following events: (i) merger of our company; (ii) conversion of obligations (conversion de obligaciones) in terms of the Mexican General Credit Instruments and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito); (iii) public offering made according to the terms of articles 53, 56 and related provisions of the Mexican Securities Market Law; and (iv) capital increase made through the payment in kind of the issued shares or through the cancellation of debt of our company.

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

Management of our Company

Management of our company is entrusted to the board of directors and also to the chief executive officer, who is required to follow the strategies, policies and guidelines approved by the board of directors and the authority, obligations and duties expressly authorized in the Mexican Securities Market Law.

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

Authority of the Board of Directors

The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Securities Market Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters:

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

Repurchase of Shares

According to our bylaws, subject to the provisions of the Mexican Securities Market Law and under rules promulgated by the CNBV, we may repurchase our shares at any time at the then prevailing market price. The maximum amount available for repurchase of our shares must be approved at the AGM and may not exceed retained earnings. The economic and voting rights corresponding to such repurchased shares may not be exercised while our company owns the shares.

In accordance with the Mexican Securities Market Law, our subsidiaries may not purchase, directly or indirectly, shares of our capital stock or any security that represents such shares.

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

Appraisal Rights

Whenever the shareholders approve a change of corporate purpose, change of jurisdiction of incorporation or the transformation from one form of corporate organization to another, any shareholder entitled to vote on such change that has voted against it, may withdraw as a shareholder of our company and have its shares redeemed by FEMSA at a price per share calculated as specified under applicable Mexican law (based on the specific book value in our balance sheet last approved by our shareholders), provided that it exercises its right within 15 days following the adjournment of the meeting at which the change was approved. Under Mexican law, the amount which a withdrawing shareholder is entitled to receive is equal to its proportionate interest in our capital stock or according to our most recent balance sheet approved by an ordinary general shareholders meeting.

Delisting of Shares

In the event of a cancellation of the registration of any of our shares with the RNV, whether by order of the CNBV or at our request with the prior consent of 95% of the holders of our outstanding capital stock, our bylaws and the new Mexican Securities Market Law require us to make a public offer to acquire these shares prior to their cancellation.

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

In the event of actions derived from any breach of the duty of care and the duty of loyalty, liability is exclusively in favor of our company. The Mexican Securities Market Law establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.

Notwithstanding, the Mexican Securities Market Law provides that the members of the board of directors will not incur, individually or jointly, liability for damages and losses caused to our company, when their acts were made in good faith, in any of the following events: (1) the directors complied with the requirements of the Mexican Securities Market Law and with our company’s bylaws; (2) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt; (3) the negative economic effects could not have been foreseen, based on the information available; and (4) they comply with the resolutions of the shareholders’ meeting when such resolutions comply with applicable law.

Fiduciary Duties—Duty of Care

The Mexican Securities Market Law provides that the directors shall act in good faith and in our best interest and in the best interest of our subsidiaries. In order to fulfill its duty, the board of directors may:

●	request information about us or our subsidiaries that is reasonably necessary to fulfill its duties;
●	require our officers and certain other persons, including the external auditors and independent experts, to appear at board of directors’ meetings to report or provide information to the board of directors;
●	postpone board of directors’ meetings for up to three days when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and
●	require a matter be discussed and voted upon by the full board of directors in the presence of the secretary of the board of directors.

Our directors may be liable for damages for failing to comply their duty of care if such failure causes economic damage to us or our subsidiaries and the director (1) failed to attend board of directors’ or committee meetings and as a result of such failure, the board of directors was unable to take action, unless such absence is approved by the shareholders meeting, (2) failed to disclose to the board of directors or the committees material information necessary for the board of directors to reach a decision, unless legally or contractually prohibited from doing so in order to maintain confidentiality and (3) failed to comply with the duties imposed by the Mexican Securities Market Law or our bylaws.

Fiduciary Duties—Duty of Loyalty

The Mexican Securities Market Law provides that the directors and secretary of the board of directors shall keep confidential any non-public information and matters about which they have knowledge as a result of their position. Also, directors should abstain from participating, attending or voting at meetings related to matters where they have a conflict of interest.

The directors and secretary of the board of directors will be deemed to have violated the duty of loyalty, and will be liable for damages, when they obtain an economic benefit by virtue of their position. Further, the directors will fail to comply with their duty of loyalty if they:

●	vote at a board of directors’ meeting or take any action on a matter involving our assets where there is a conflict of interest;
●	fail to disclose a conflict of interest during a board of directors’ meeting;
●	enter into a voting arrangement to support a particular shareholder or group of shareholders against the other shareholders;
●	approve of transactions without complying with the requirements of the Mexican Securities Market Law;
●	use company property in violation of the policies approved by the board of directors;
●	unlawfully use material non-public information; and
●	usurp a corporate opportunity for their own benefit or the benefit of third parties, without the prior approval of the board of directors.

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

Mexican Taxation

For purposes of this summary, the term “non-resident holder” means a holder that is not a resident of Mexico for tax purposes and that does not hold our ADSs in connection with the conduct of a trade or business through a permanent establishment for tax purposes in Mexico. For purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another home outside Mexico, but his or her Center of Vital Interests (Centro de Intereses Vitales) (as defined in the Mexican Tax Code) is located in Mexico and, among other circumstances, when more than 50% of that person’s total income during a calendar year comes from sources within Mexico. A legal entity is a resident of Mexico if it has either its principal place of business or its place of effective management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless he or she can demonstrate that the contrary is true. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to the permanent establishment will be subject to Mexican taxes, in accordance with applicable tax laws.

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

Taxation of Dispositions of ADSs. Gains from the sale or disposition of ADSs by non-resident holders will not be subject to Mexican tax, if the disposition is carried out through a stock exchange recognized under applicable Mexican tax law and the transferor is resident of a country with which Mexico has entered into a tax treaty for the avoidance of double taxation; if the transferor is not a resident of such a country, the gain will be taxable at the rate of 10% or higher, in which case the tax will be withheld by the financial intermediary.

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

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs generally is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (1) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or “PFIC,” as further explained below under “Passive Foreign Investment Company Rules”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2020 taxable year.

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

Specified Foreign Financial Assets. Certain U.S. holders that own “specified foreign financial assets” with an aggregate value in excess of USD 50,000 on the last day of the taxable year or USD 75,000 at any time during the taxable year are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. holders who fail to report the required information could be subject to substantial penalties. Prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the ADSs, including the application of the rules to their particular circumstances.

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

Cooperation Framework with The Coca-Cola Company

In 2016, Coca-Cola FEMSA announced a new, comprehensive framework with TCCC. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long-term, which will allow both companies to focus on continuing to drive the business forward and generating profitable growth. The cooperation framework contemplates the following main objectives:

●	Long-term guidelines to the relationship economics. Concentrate prices for sparkling beverages in Mexico gradually increased from 2017 through July 2019.
●	Other Concentrate Price Adjustments. Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico will take into account investment and profitability levels that are beneficial both to Coca-Cola FEMSA and TCCC.
●	Marketing and commercial strategies. Coca-Cola FEMSA and TCCC are committed to implementing marketing and commercial strategies as well as productivity programs to maximize profitability. Coca-Cola FEMSA believes that these initiatives will partially mitigate the effects of concentrate price adjustments.

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

As of the date of this annual report, Coca-Cola FEMSA had:

●	four bottler agreements in Mexico: (i) the agreement for the Valley of Mexico territory, which is up for renewal in June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) the agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025;
●	two bottler agreements in Brazil, which are up for renewal in October 2027;

●	three bottler agreements in Guatemala, one of which is up for renewal in March 2025 and two in April 2028;
●	one bottler agreement in Argentina, which is up for renewal in September 2024;
●	one bottler agreement in Colombia, which is up for renewal in June 2024;
●	one bottler agreement in Costa Rica, which is up for renewal in September 2027;
●	one bottler agreement in Nicaragua, which is up for renewal in May 2026;
●	one bottler agreement in Panama, which is up for renewal in November 2024; and
●	one bottler agreement in Uruguay, which is up for renewal in June 2028.

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

Material Contracts Relating to our Heineken Investment

Share Exchange Agreement

On January 11, 2010, FEMSA and certain of our subsidiaries entered into a share exchange agreement, which we refer to as the Share Exchange Agreement, with Heineken Holding N.V. and Heineken N.V. The Share Exchange Agreement required Heineken N.V., in consideration for 100% of the shares of EMPREX Cerveza, S.A. de C.V. (now Heineken Mexico Holding, S.A. de C.V.), which we refer to as “EMPREX Cerveza,” to deliver at the closing of the Heineken transaction 86,028,019 newly issued Heineken N.V. shares to FEMSA with a commitment to deliver, pursuant to the ASDI, 29,172,504 Allotted Shares over a period of not more than five years from the date of the closing of the Heineken transaction. As of October 5, 2011, we had received the totality of the Allotted Shares.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2020, we had outstanding total debt of Ps. 188,665 million, of which 8% bore interest at variable interest rates and 92% bore interest at fixed interest rates. After giving effect to derivative hedging contracts, as of December 31, 2020, 92.4% of our total debt was fixed rate and 7.6% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage includes the effect of cross-currency and interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate (“LIBOR,” a benchmark rate used for Eurodollar loans), the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”), and the Treasury Certificates (Certificados de la Tesorería, or “CETES”) rate. LIBOR is the subject of recent U.S. and international regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to become unavailable or to perform or be reported differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our floating rate debt or exposure under our interest rate derivative transactions. We do not anticipate a significant impact to our financial position given our current mix of variable and fixed-rate debt, taking into account the impact of our interest rate hedging. If any of the above-described reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2020, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2020 exchange rate of Ps. 19.8920 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2020 of:

●	short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;
●	long-term notes payable based on quoted market prices; and
●	cross-currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2020.

As of December 31, 2020, the fair value represents an increase in total debt of Ps. 19,469 million more than book value.

Principal by Year of Maturity

	At December 31, (1)
													Carrying		Fair		Carrying
											2026		Value at		Value at		Value at
											and		December 31,		December 31,		December 31,
(in millions of Mexican pesos)	2021		2022		2023		2024		2025		Thereafter		2020		2020		2019(1)
Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps.	168	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	168	Ps.	168	Ps.	769
Interest rate		2.1%		—		—		—		—		—		2.1%		—		5.1%
Argentine pesos
Bank loans		711		—		—		—		—		—		711		711		126
Interest rate		44.7%		—		—		—		—		—		44.7%		—		63.5%
Chilean pesos
Bank loans		1,027		—		—		—		—		—		1,027		1,027		977
Interest rate		1.9%		—		—		—		—		—		1.9%		—		2.6%
U.S. dollars
Bank loans		1,150		—		—		—		—		—		1,150		1,150		1,038
Interest rate		2.0%		—		—		—		—		—		2.0%		—		2.6%
Uruguayan pesos
Bank loans		498		—		—		—		—		—		498		498		63
Interest rate		15.1%		—		—		—		—		—		15.1%		—		11.6%
Guatemalan quetzal
Bank loans		63		—		—		—		—		—		63		63		—
Interest rate		6.3%		—		—		—		—		—		6.3%		—		—%
Variable rate debt:
Mexican pesos
Bank loans		360		—		—		—		—		—		360		360		100
Interest rate		5.2%		—		—		—		—		—		5.2%		—		7.9%
Colombian pesos
Bank loans		492		—		—		—		—		—		492		492		431
Interest rate		3.0%		—		—		—		—		—		3.0%		—		4.7%
Argentine pesos
Bank loans		—		—		—		—		—		—		—		—		32
Interest rate		—%		—		—		—		—		—		—%		—		54.3%
Brazilian reals
Bank loans		—		—		—		—		—		—		—		—		399
Interest rate		—%		—		—		—		—		—		—%		—		9.4%
Total short-term debt	Ps.	4,469	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,469	Ps.	4,469	Ps.	3,935

													Carrying		Fair		Carrying
											2026		Value at		Value at		Value at
											and		December 31,		December 31,		December 31,
(in millions of Mexican pesos)	2021		2022		2023		2024		2025		Thereafter		2020		2020		2019(1)
Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	24,469	Ps.	—	Ps.	—	Ps.	—	Ps.	24,469	Ps.	25,517	Ps.	21,046
Interest rate		—		—		1.7%		—		—		—		1.7%		—		1.7%
U.S. dollars
Yankee bond		—		—		—		—		—		50,597		50,597		57,967		37,575
Interest rate		—		—		—		—		—		3.1%		3.1%		—		4.5%
Bank of NY (FEMSA USD 2023)		—		—		5,975		—		—		—		5,975		6,258		5,593
Interest rate(1)		—		—		2.9%		—		—		—		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		13,805		13,805		17,486		12,943
Interest rate(1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		49,549		49,549		55,422		—
Interest rate(1)		—		—		—		—		—		3.5%		3.5%		—		—%
Bank loans		—		—		—		2,293		—		—		2,293		2,293		2,185
Interest rate		—		—		—		3.7		—%		—		3.7%		—		3.6%
Mexican pesos
Domestic senior notes		2,502		—		7,496		—		—		11,485		21,483		22,638		18,484
Interest rate		8.3%		—		5.5%		—		—		7.7%		7.0%		—		6.9%
Bank loans		48		38		32		25		22		—		165		165		115
Interest rate		9.1%		9.9%		9.5%		9.0%		8.7%		—		9.3%		—		9.3%
Brazilian reais
Bank loans		59		50		28		19		1		—		157		157		434
Interest rate		5.7%		6.0%		6.4%		6.6%		6.6%		—		6.1%		—		7.3%
Chilean pesos
Bank loans		15		—		—		—		—		—		15		15		40
Interest rate		3.2%		—		—		—		—		—		3.2%		—		3.4%
Uruguayan pesos
Bank loans		770		261		—		—		—		—		1,031		1,031		1,265
Interest rate		10.3%		12.2%		—		—		—		—		10.8%		—		5.8%
Subtotal	Ps.	3,394	Ps.	349	Ps.	38,000	Ps.	2,337	Ps.	23	Ps.	125,436	Ps.	169,539	Ps.	188,949	Ps.	99,680

(1)	All interest rates shown in this table are weighted average contractual annual rates.

													Carrying		Fair		Carrying
											2026		Value at		Value at		Value at
											and		December 31,		December 31,		December 31,
(in millions of Mexican pesos)	2021		2022		2023		2024		2025		Thereafter		2020		2020		2019(1)
Variable rate debt:
Mexican pesos
Domestic senior notes	Ps.	—	Ps.	1,459	Ps.	—	Ps.	—	Ps.	1,722	Ps.	—	Ps.	3,181	Ps.	3,176	Ps.	1,459
Interest rate(1)		—		4.7%		—		—		4.6%		—		4.6%		—		8.0%
Bank Loans		238		102		54		367		6,003		3,007		9,771		9,834		9,864
Interest rate(1)		5.8%		6.0%		6.2%		5.3%		5.0%		5.2%		8.4%		—		8.4%
Brazilian reais
Bank loans		43		4		—		—		—		—		47		48		242
Interest rate		8.1%		8.1%		—		—		—		—		8.1%		—		7.8%
Colombian pesos
Bank loans		18		7		—		—		—		—		25		25		422
Interest rate		4.4%		4.4%		—		—		—		—		4.4%		—		5.7%
Chilean pesos
Bank loans		639		657		337		—		—		—		1,633		1,633		2,349
Interest rate		5.8%		2.0%		2.0%		—		—		—		3.5%		—		4.1%
Subtotal	Ps.	938		2,229	Ps.	391	Ps.	367	Ps.	7,725	Ps.	3,007	Ps.	14,657	Ps.	14,716	Ps.	14,336
Total long-term debt	Ps.	4,332	Ps.	2,578	Ps.	38,391	Ps.	2,704	Ps.	7,748	Ps.	128,443	Ps.	184,196	Ps.	203,665	Ps.	114,016
Current portion of long-term debt														(4,332)				(12,269)
													Ps.	179,864			Ps.	101,747

(1)All interest rates shown in this table are weighted average contractual annual rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2020 would increase our interest expense by approximately Ps. 102 million, or 1.6%, over the 12-month period of 2021, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we operate, relative to the U.S. dollar. In 2020, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency at December 31, 2020

		% of Consolidated
		Total
Region	Currency	Revenues
Mexico and Central America	Mexican peso, Guatemalan quetzal, Panamanian balboa, Costa Rican colon, Nicaraguan córdoba and U.S. dollar	70%

South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso, Uruguayan peso and Peru sol	28%

United States	U.S. dollar	2%

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. As of December 31, 2020, after giving effect to all cross-currency swaps and interest rate swaps, 33.1% of our long-term indebtedness was denominated in Mexican pesos, 45.3% was denominated in U.S. Dollars, 13.5% was denominated in euros, 4.2% was denominated in Brazilian reais, 2.2% was denominated in Chilean pesos and 0.5% was denominated in Colombian pesos, 0.8% Uruguayan pesos and 0.4% in Argentine pesos. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Argentine pesos, Chilean pesos and U.S. dollars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

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

As of December 31, 2020, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and euros. The notional amount of these forward agreements was (i) Ps. 9,042 million that expire in 2021, for which we have recorded a net fair value liability of Ps. 1,036 million; (ii) Ps. 66 million that expire in 2022, for which we have recorded a net fair value liability of Ps. 41 million; (iii) Ps. 23 million that expire in 2023, for which we have recorded a net fair value liability of Ps. 2 million; and (iv) Ps. 2 million that expire in 2024, for which we have recorded a net fair value liability less than a million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2020, a gain of Ps. 167 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2019, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and euros. The notional amount of these forward agreements was (i) Ps. 8,447 million that expired in 2020, for which we have recorded a net fair value liability of Ps. 258 million; (ii) Ps. 215 million that expire in 2021, for which we have recorded a net fair value asset of Ps. 27 million and (iii) Ps. 52 million that expire in 2022, for which we have recorded a net fair value asset of Ps. 5 million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2019, a gain of Ps. 116 million on expired forward agreements was recorded in our consolidated results.

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

As of December 31, 2020, we have long-term debt in the amount of €1,000. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange loss, net of tax, of Ps. 2,379 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income. Additionally, as of December 31, 2020, we have long-term debt in the amount of $2,500. We have designated a portion of the non-derivative financial liability as a hedge on the net investment in our stake hold in Specialized Distribution and JRD. We recognized a foreign exchange gain, net of tax, of Ps. 3,439 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income.

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

The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian real and Colombian peso, would have on our equity and profit or loss:

			Effect on Equity
	Change in		(in millions of
	Exchange		Mexican
Foreign Currency Risk	Rate		pesos)
2020
FEMSA(1)	+19% MXN/EUR	Ps.	327
	‑19% MXN/EUR		(327)
	+21% BRL/USD		240
	‑21% BRL/USD		(240)
Coca-Cola FEMSA	+19% MXN/USD		884
	‑19% MXN/USD		(884)
	+21% BRL/USD		357
	‑21% BRL/USD		(357)
	+9% UYU/USD		21
	‑9% UYU/USD		(21)
	+16% COP/USD		142
	‑16% COP/USD		(142)
	+2% ARS/USD		2
	‑2% ARS/USD		(2)
2019
FEMSA(1)	+9% MXN/EUR	Ps.	57
	‑9% MXN/EUR		(57)
	+13% BRL/USD		202
	‑13% BRL/USD		(202)
Coca-Cola FEMSA	+9% MXN/USD		739
	‑9% MXN/USD		(739)
	+13% BRL/USD		155
	‑13% BRL/USD		(155)
	+5% UYU/USD		23
	‑5% UYU/USD		(23)
	+10% COP/USD		54
	‑10% COP/USD		(54)
	+25% ARS/USD		88
	‑25% ARS/USD		(88)
2018
FEMSA(1)	+12 MXN/EUR	Ps.	116
	‑12% MXN/EUR		(116)
	+13% MXN/USD		668
	‑13% MXN/USD		(668)
Coca-Cola FEMSA	+16% BRL/USD		413
	‑16% BRL/USD		(413)
	+8% UYU/USD		46
	‑8% UYU/USD		(46)
	+12% COP/USD		2
	‑12% COP/USD		(2)
	+27% ARS/USD		522
	‑27% ARS/USD		(522)

(1)	Does not include Coca-Cola FEMSA.

As of December 31, 2020, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,575 million that expire in 2021, for which we have recorded a net fair value asset of Ps. 164 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 376 million that expire in 2022, for which we have recorded a net fair value asset of Ps. 23 million;

(iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 24,103 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 10,808 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,577 million that expire in 2024, for which we have recorded a net fair value asset of Ps. 255 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 10,750 million that expire in 2025, for which we have recorded a net fair value liability of Ps. 2,481 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,982 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 384 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,519 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 122 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 3,790 million that expire in 2030, for which we have recorded a net fair value asset of Ps. 85 million; and (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,869 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 2,706 million.

As of December 31, 2019, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 17,252 million that expired in 2020, for which we have recorded a net fair value asset of Ps. 576 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 702 million that expire in 2021, for which we have recorded a net fair value asset of Ps. 49 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 375 million that expire in 2022, for which we have recorded a net fair value asset of Ps. 3 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 23,466 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 6,528 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,788 million that expire in 2024, for which we have recorded a net fair value liability of Ps. 53 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 772 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 63 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,596 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 843 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,371 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 121 million; and (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,869 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 576 million.

As of December 31, 2018, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,738 million that expired in 2019, for which we have recorded a net fair value asset of Ps. 502 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 18,126 million that expired in 2020, for which we have recorded a net fair value asset of Ps. 637 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,774 million that expire in 2021, for which we have recorded a net fair value asset of Ps. 615 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 396 million that expire in 2023, for which we have recorded a net fair value liability of Ps. 7 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 23,948 million that expire in 2026, for which we have recorded a net fair value asset of Ps. 7,422 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 813 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 154 million; and (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,889 million that expire in 2028, for which we have recorded a net fair value asset of Ps. 160 million.

Certain cross-currency swap instruments did not meet the hedging criteria for accounting purposes. For the years ended December 31, 2020, 2019 and 2018, changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a loss of Ps. 212, Ps. 289 and Ps. 128 million in 2020, 2019 and 2018, respectively.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2020 would result in a foreign exchange gain increasing our consolidated net income by approximately Ps. 5,785 million over the 12-month period of 2021, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and euros.

As of April 9, 2021, the exchange rates relative to the U.S. dollar of all the countries where we operate, as well as their devaluation/revaluation effect compared to December 31, 2020, were as follows:

		Exchange Rate
		as of April 9,	(Depreciation) /
Country	Currency	2021	Appreciation
Mexico	Mexican peso	20.1765	(1.1)%
Brazil	Brazilian reais	5.64	(8.6)%
Colombia	Colombian peso	3,634.07	(5.9)%
Argentina	Argentine peso	92.44	(9.9)%
Costa Rica	Colon	614.68	0.4%
Guatemala	Quetzal	7.72	0.9%
Nicaragua	Cordoba	35.01	(0.5)%
Panama	U.S. dollar	1.00	—
Euro Zone	Euro	0.84	(3.5)%
Peru	Nuevo sol	3.62	(0.1)%
Chile	Chilean peso	708.09	0.4%
Uruguay	Uruguayan peso	44.09	(4.1)%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we operate, relative to the U.S. dollar, occurring on December 31, 2020, would produce a reduction (or gain) in stockholders’ equity as follows:

		Reduction in
Country	Currency	Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	5,785
Brazil	Brazilian reais	2,873
Colombia	Colombian peso	1,296
Costa Rica	Colon	448
Argentina	Argentine peso	191
Guatemala	Quetzal	95
Nicaragua	Cordoba	106
Panama	U.S. dollar	353
Peru	Nuevo sol	21
Chile	Chilean peso	1,046
Euro Zone	Euro	7,095
U.S.A.	U.S. dollar	2,974

Equity Risk

As of December 31, 2020, 2019 and 2018, we did not have any equity derivative agreements that exposed us to equity risk.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2020, we had various derivative instruments contracts with maturity dates in 2021 and 2022, notional amounts of Ps. 3,149 million and a fair value asset of Ps. 404 million. The results of our commodity price contracts for the years ended December 31, 2020, 2019, and 2018, were gains of Ps. 129 million, Ps. 391 million and Ps. 258 million, respectively, which were recorded in the results of each year.

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

ITEMS 13-14. NOT APPLICABLE

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2020. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

In accordance with applicable guidance provided by SEC, our management assessment and conclusions of internal control effectiveness over financial reporting as of December 31, 2020 excludes an assessment of the internal control over financial reporting of NW Synergy Holdings, LLC and Southeastern Paper Group, Inc. These acquisitions represented 2.4% and 3.9% of our total assets and net assets, respectively, as of December 31, 2020, and 2.3% of our revenues, for the year ended December 31, 2020.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on internal Control over Financial Reporting

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 1) NW Synergy Holdings LLC (NW Synergy) consolidated since May 2020, and 2) Southeaster Paper Group Inc. (South), consolidated since December 2020, which collectively constituted 2.4% and 3.9% of total and net assets, respectively, as of December 31, 2020 and 2.3% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of NW Synergy and South.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2020 and 2019,  the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2020, and the related notes, and our report dated April 14, 2021, expressed an unqualified opinion thereon based on our audit and the report of the other auditor.

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

April 14, 2021

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our shareholders and our board of directors have designated Víctor Alberto Tiburcio Celorio, an independent director under the Mexican Securities Market Law and applicable U.S. securities laws and NYSE listing standards, as an “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees— Directors.”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F. Our code of ethics applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, our directors and other officers and employees, as well as any third party with which Coca-Cola FEMSA engages. Our code of ethics is available on our website at https://www.femsa.com/en/press-room/documents/code-of-ethics/. If we amend the provisions of our code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2020, 2019 and 2018, Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.

The following table summarizes the aggregate fees billed to us in 2020, 2019 and 2018 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2020, 2019 and 2018:

	Year ended December 31,
	2020		2019		2018

	(in millions of Mexican pesos)
Audit fees	Ps.	149	Ps.	129	Ps.	139
Audit-related fees		23		21		10
Tax fees		19		17		24
Other fees		3		4		8
Total	Ps.	194	Ps.	171	Ps.	181

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

ITEM 16D. NOT APPLICABLE

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our equity securities in 2020. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Maximum
Number (or
Appropriate U.S.
				Total Number of	dollar Value) of
				Shares (or Units)	Shares (or Units)
				Purchased as	that May Yet Be
	Total Number			Part of Publicly	Purchased Under
	of BD Units	Average Price Paid		Announced Plans	the Plans or
Period	Purchased	per BD Units		or Programs	Programs
March 2021	2,221,136	Ps.	149.40053	—	—

ITEM 16F. NOT APPLICABLE

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Securities Market Law and the regulations issued by the CNBV. We also disclose the extent of compliance with the Mexican Code of Principles and Best Corporate Governance (Código de Principios y Mejores Prácticas de Gobierno Corporativo), which was created by a group of Mexican business leaders and was endorsed by the Mexican Stock Exchange.

The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices

Directors independence: A majority of the board of directors must be independent.

Directors independence: Pursuant to the Mexican Securities Market Law, we are required to have a board of directors with a maximum of 21 members, 25% of whom must be independent.

The Mexican Securities Market Law sets forth, in article 26, the definition of “independence,” which differs from the one set forth in Section 303A.02 of the Listed Company Manual of the NYSE. Generally, under the Mexican Securities Market Law, a director is not independent if such director: (i) is an employee or a

NYSE Standards	Our Corporate Governance Practices

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

In accordance with the Mexican Securities Market Law, our shareholders are required to make a determination as to the independence of our directors at an ordinary meeting of our shareholders, though the CNBV may challenge that determination. Our board of directors is not required to make a determination as to the independence of our directors.

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

However, Mexican law requires us to have a Corporate Practices Committee. Our Corporate Practices Committee is composed of four members, and as required by the Mexican Securities Market Law and our bylaws, the four members are independent, and its chairman is elected at the shareholders’ meeting.

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

Audit Committee: We have an Audit Committee of three members, as required by the Mexican Securities Market Law. Each member of the Audit Committee is an independent director, and its chairman is elected at the shareholders’ meeting.

NYSE Standards	Our Corporate Governance Practices

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

Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, our directors and other officers and employees, as well as any third party with which Coca-Cola FEMSA engages. Our code of ethics is available on our website at https://www.femsa.com/en/press-room/documents/code-of-ethics/ .If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

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

2.6

Third Supplemental Indenture, dated as of January 16, 2020, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, including the form of global note therein (incorporated by reference to Exhibit 4.1 of FEMSA’s report on Form 6-K filed on January 16, 2020 (File No. 001-35934)).

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

2.11

Fourth Supplemental Indenture, dated as of October 18, 2013, among Coca-Cola FEMSA, as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V. and Yoli de Acapulco, S.A. de C.V., as existing guarantors, Controladora Interamericana de Bebidas, S. de R.L. de C.V., as additional guarantor, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.8 to Coca-Cola FEMSA’s Registration Statement on Form F3 filed on

November 8, 2013 (File No. 333187275)).

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

2.16

Ninth Supplemental Indenture, dated as of January 22, 2020 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S.de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V. and Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 2.11 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on April 17, 2020 (File No. 1-12260)).

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

Date: April 14, 2021

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Eugenio Garza y Garza
Eugenio Garza y Garza
Director of Finance and Corporate Development

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“the Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Heineken N.V. (a corporation in which the Company has an 8.63% interest at December 31, 2020 and 2019) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 12.26% interest at December 31, 2020 and 2019) (collectively “Heineken”). In the consolidated financial statements, the Company’s investment in Heineken includes its share of the net assets of Ps. 48,471 (€. 1,977) and 50,341 (€. 2,383) million at December 31, 2020 and 2019, respectively, and its equity in the net (loss) income of Heineken of Ps. (842), (€. (30)), Ps. 6,885, (€. 319) and 6,320 (€. 281) million for the years ended December 31, 2020, 2019 and 2018, respectively, which are exclusive of the impact of goodwill and other adjustments recorded by the Company. The financial statements of Heineken were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included above for Heineken, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 14, 2021 expressed an unqualified opinion thereon.

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

Impairment testing of distribution rights, trademarks and goodwill
Description of the Matter

At December 31, 2020, the Company has distribution rights, trademarks and goodwill with an aggregate carrying value of approximately $ 138,116 million. As explained in Note 13 to the consolidated financial statements, distribution rights, trademarks and goodwill are tested for impairment annually at the cash Generating Unit Level (CGUs). Impairment exists when the carrying value of an asset or Cash Generating Unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use.

Auditing management’s annual distribution rights, trademarks and goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the fair value of the CGUs. In particular, the fair value estimates were sensitive to significant assumptions, such as the weighted average cost of capital, revenue growth rate, operating margin, working capital and terminal value, which are affected by expected future market or economic conditions, particularly those in emerging markets.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s distribution rights, trade marks and goodwill impairment review processes, including controls over management’s review of the significant assumptions described above, that address the risks of material misstatement relating to the projected financial information and the valuation model used to develop such estimates.

To test the estimated fair value of the Company’s CGUs, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We assessed the historical accuracy of management’s estimates and projections by (i) comparing them to actual and obtaining appropriate explanations for the differences (ii) examining and challenging management’s support for the current estimates and projections (iii) comparing them to industry and economic trends and (iv) evaluating whether changes to the Company’s business model, customer base or product mix and other factors would significantly affect the projected financial information and, thus the fair value of the CGUs that would result from changes in the assumptions, focusing mainly on the projected compound annual growth rates and weighted average cost of capital.. We also involved one of our valuation specialists to assist in the evaluation of the significant assumptions and methodology used by the Company.

Furthermore, we evaluated the adequacy of the related disclosures made in the consolidated financial statements.

Recoverability of deferred tax assets
Description of the Matter

As described in Note 25 to the consolidated financial statements, the Company had recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately $8,422 million and recoverable tax credits of approximately $2,595 million.  The NOLs were generated primarily by the Brazilian and Mexican operations and attributable to tax deductions of goodwill amortization generated from recent business acquisitions in Brazil and to remeasurement effects of foreign currency denominated borrowings by the Mexico operation.  The recoverable tax credits correspond to income tax credits generated in Mexico arising from dividends received from foreign subsidiaries.

Auditing management’s assessment of the realizability of its deferred tax assets arising from NOLs and recoverable tax credits involved complex auditor judgment because management’s estimate of realizability is based on assessing the probability, timing and sufficiency of future taxable profits, expected reversals of  taxable temporary differences and available tax planning opportunities that will create future taxable income; these projections are sensitive because they can be affected by variabilities in management’s projections and future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets, including controls over management’s projections of future taxable income, analysis of the scheduled future reversal of existing taxable temporary differences and the identification of available tax planning opportunities.

To test the realizability of deferred tax assets arising from NOLs and recoverable tax credits, we performed audit procedures, among others, on the management´s estimates of future taxable income in Brazil and Mexico by assessing the estimates underlying the projected financial information, such  as growth rates, discount rates, and other key assumptions and comparing them with  industry and economic trends and evaluating whether changes to the Company’s business model and other factors would significantly affect the projected financial information. We involved our valuation specialists in performing these procedures.

In addition, with the assistance of our tax professionals, we assessed the application of the tax laws, including to the Company's future tax planning opportunities and tested the Company´s scheduling of the timing and amount of reversal of taxable temporary differences.

We also assessed the adequacy of the related disclosures made in the consolidated financial statements.

Business combinations and purchase price allocations
Description of the Matter

As described in Note 4 to the consolidated financial statements, the Company finalized the final purchase price allocation of business acquisitions completed during 2019 and recognized preliminary purchase price allocations of business acquisitions completed during 2020.

Auditing management’s assessment and evaluation of its purchase price allocations involved complex auditor judgment because management’s assessment and evaluation required it to recognize and determine the fair value of tangible and intangible assets acquired, including goodwill, as well as liabilities assumed; understand the consideration transferred, including contingent consideration; and to determine the measurement of non-controlling interests. Determining fair values is sensitive to management’s assumptions and expectations relating to prospective financial information and interest rates, among other inputs, in the valuation models employed in measuring fair value.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the Company’s processes of accounting for business acquisitions, management’s review of the accounting applied, measurement of consideration transferred, including contingent consideration, testing of controls related to determination of the fair value of assets acquired, including goodwill, and liabilities assumed; as well as controls related to key assumptions used by management in their valuation models, including but not limited to development of prospective financial information, and key interest rates; and we also evaluated any specific risks related to these business acquisitions as a result of COVID-19 pandemic.  In addition, we assessed the competency and qualifications of external valuation specialists engaged by management to assist in their processes.

We involved our valuation specialists to assist us in evaluating the Company’s use of valuations models, testing the significant assumptions used in the models (focusing on many items, including but not limited to the projected compound annual growth rates, and in the review of projected earnings), including the completeness and accuracy of the underlying data. We tested management’s estimates and projections by comparing them to actual results and historical company and industry and economic trends.

We also assessed the adequacy of the related disclosures made in the consolidated financial statements.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2008

Mexico City, Mexico

April 14, 2021

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Financial Position

As of December 31, 2020 and 2019.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2020(1)	2020		2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$5,410	Ps.	107,624	Ps.	65,562
Investments	6	33		662		12,366
Trade accounts receivables, net	7	1,420		28,249		29,633
Inventories	8	2,214		44,034		41,023
Recoverable taxes	25	860		17,100		18,761
Other current financial assets	9	34		681		1,146
Other current assets	9	147		2,919		4,088
Total current assets		10,118		201,269		172,579
NON CURRENT ASSETS
Equity accounted investees	10	4,940		98,270		97,470
Property, plant and equipment, net	11	5,686		113,106		114,513
Right-of-use assets, net	12	2,752		54,747		52,684
Intangible assets, net	13	7,817		155,501		146,562
Deferred tax assets	25	1,108		22,043		20,521
Other non-current financial assets	14	1,628		32,386		22,680
Other non-current assets	14	379		7,526		10,532
Total non-current assets		24,310		483,579		464,962
TOTAL ASSETS		$34,428	Ps.	684,848	Ps.	637,541
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	19	$225	Ps.	4,469	Ps.	3,935
Current portion of non-current debt	19	218		4,332		12,269
Current portion of lease liabilities	12	340		6,772		7,387
Interest payable		104		2,069		895
Trade payable		2,665		53,018		57,178
Accounts payable		1,114		22,150		19,498
Taxes payable		632		12,578		11,717
Other current financial liabilities	26	655		13,025		23,655
Total current liabilities		5,953		118,413		136,534
NON-CURRENT LIABILITIES
Bank loans and notes payable	19	9,042		179,864		101,747
Lease liabilities	12	2,591		51,536		47,292
Post-employment benefits	17	365		7,253		6,347
Deferred tax liabilities	25	303		6,033		6,946
Other non-current financial liabilities	26	252		5,022		2,481
Provisions and other non-current liabilities	26	480		9,540		10,443
Total non-current liabilities		13,033		259,248		175,256
TOTAL LIABILITIES		18,986		377,661		311,790
EQUITY
Controlling interest:
Capital stock		168		3,348		3,348
Additional paid-in capital		895		17,808		18,162
Retained earnings		10,931		217,430		229,794
Other comprehensive income		(43)		(843)		685
Total controlling interest		11,951		237,743		251,989
Non-controlling interest	22	3,491		69,444		73,762
TOTAL EQUITY		15,442		307,187		325,751
TOTAL LIABILITIES AND EQUITY		$34,428	Ps.	684,848	Ps.	637,541

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2020, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	2020(1)	2020		2019		2018(2)
Net sales	28	$24,654	Ps.	490,425	Ps.	504,059	Ps.	468,894
Other operating revenues		128		2,541		2,652		850
Total revenues		24,782		492,966		506,711		469,744
Cost of goods sold		15,248		303,313		315,230		294,574
Gross profit		9,534		189,653		191,481		175,170
Administrative expenses		1,156		22,988		19,930		17,313
Selling expenses		6,204		123,405		121,871		114,573
Other income	20	168		3,343		1,013		673
Other expenses	20	622		12,381		4,905		2,947
Interest expense	19	881		17,516		14,133		9,825
Interest income		106		2,100		3,168		2,832
Foreign exchange (loss) gain, net		19		385		(2,467)		(248)
Monetary position gain, net		19		384		260		216
Market value loss on financial instruments		13		264		320		355
Income before income taxes from continuing operations and share in the profit of equity accounted investees		970		19,311		32,296		33,630
Income taxes	25	745		14,819		10,476		10,169
Share in the (loss) profit of equity accounted investees, net of tax	10	(37)		(736)		6,228		6,252
Net income from continuing operations		188		3,756		28,048		29,713
Net income from discontinued operations	4	—		—		—		3,366
CONSOLIDATED NET INCOME		188		3,756		28,048		33,079
Controlling interest from continuing operations		(98)		(1,930)		20,699		22,560
Controlling interest from discontinued operations		—		—		—		1,430
Non-controlling interest from continuing operations		286		5,686		7,349		7,153
Non-controlling interest from discontinued operations		—		—		—		1,936
CONSOLIDATED NET INCOME		$188	Ps.	3,756	Ps.	28,048	Ps.	33,079
Basic (loss) earnings per share from continuing operations
Per series “B” share	24	$0.05	Ps.	1.03	Ps.	1.13	Ps.	2.04
Per series “D” share	24	0.07		1.29		1.41		2.55
Basic earnings per share from discontinued operations
Per series “B” share	24	—		—		0.07		0.08
Per series “D” share	24	—		—		0.09		0.10
Diluted (loss) earnings per share from continuing operations
Per series “B” share	24	0.05		1.03		1.13		2.04
Per series “D” share	24	0.07		1.29		1.41		2.55
Diluted earnings per share from discontinued operations
Per series “B” share	24	—		—		0.07		0.08
Per series “D” share	24	—		—		0.09		0.10

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1st, 2019 using the modified retrospectively approach under which the comparative information is not restated.

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2020, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2020(1)	2020		2019		2018
CONSOLIDATED NET INCOME		$188	Ps.	3,756	Ps.	28,048	Ps.	33,079
Items that will be reclassified to consolidated net income in subsequent periods, net of tax:
Valuation of the effective portion of derivative financial instruments	21	83		1,654		(980)		(592)
Income on hedge of net investments in foreign operations	19	53		1,060		991		724
Exchange differences on the translation of foreign operations and equity accounted investees		25		489		(12,556)		(13,174)
Share of other comprehensive income (loss) of equity accounted investees	10	(299)		(5,948)		1,058		(360)
Total items that will be reclassified		(138)		(2,745)		(11,487)		(13,402)
Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Loss due to changes in the fair value in equity financial instruments		(201)		(3,991)		—		(1,039)
Share of other comprehensive income (loss) of equity accounted investees		(6)		(111)		(389)		597
Remeasurements of the net defined benefit liability		(24)		(474)		(1,090)		551
Total items that will not be reclassified		(231)		(4,576)		(1,479)		109
Other items of comprehensive (loss), net of tax		(369)		(7,321)		(12,966)		(13,293)
Consolidated comprehensive (loss) income, net of tax		$(181)	Ps.	(3,565)	Ps.	15,082	Ps.	19,786
Controlling interest comprehensive income		(176)		(3,458)		12,331		14,776
Reattribution to non-controlling interest of other comprehensive income by acquisition of YZA		—		—		3		—
Reattribution to non-controlling interest of other comprehensive income by acquisition of Socofar		—		—		(49)		—
Controlling interest comprehensive (loss) income		$(176)	Ps.	(3,458)	Ps.	12,285	Ps.	14,776
Non-controlling interest comprehensive income		(5)		(107)		2,751		5,010
Reattribution from controlling interest of other comprehensive income by acquisition of YZA		—		—		(3)		—
Reattribution from controlling interest of other comprehensive income by acquisition of Socofar		—		—		49		—
Non-controlling interest comprehensive (loss) income		(5)		(107)		2,797		5,010
Consolidated comprehensive (loss) income, net of tax		$(181)	Ps.	(3,565)	Ps.	15,082	Ps.	19,786
Out of which:
Controlling comprehensive (loss) income from continuing operations, net of tax		$(176)	Ps.	(3,458)	Ps.	12,285	Ps.	4,540
Controlling comprehensive income from discontinued operations, net of tax		—		—		—		4,804
Non-controlling comprehensive (loss) income from continuing operations, net of tax		(5)		(107)		2,797		10,236
Non-controlling comprehensive income from discontinued operations, net of tax		—		—		—		206

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

												Exchange
												differences
										Valuation		on the
										of the		translation of
										effective		foreign
								Fair value		portion of		operations		Remeasurements
				Additional				in equity		derivative		and equity		of the net		Total
		Capital		paid-in		Retained		financial		financial		accounted		defined benefit		controlling		Non-controlling		Total
	Notes	Stock		capital		earnings		instrument		instrument		investees		liability		interest		interest		equity
Balances as of January 1,2018		Ps.	3,348	Ps.	26,808	Ps.	201,868	Ps.	—	Ps.	2,618	Ps.	18,207	Ps.	(2,558)	Ps.	250,291	Ps.	86,621	Ps.	336,912
Accounting standard adoption effects (IFRS 9), net of tax			—		—		(229)		—		—		—		—		(229)		(150)		(379)
Adoption of IAS 29 for Argentina			—		—		1,269		—		—		—		—		1,269		1,418		2,687
Adjusted balance at January 1, 2018			3,348		26,808		202,908		—		2,618		18,207		(2,558)		251,331		87,889		339,220
Consolidated net income			—		—		23,990		—		—		—		—		23,990		9,089		33,079
Other comprehensive income (loss), net			—		—		—		(491)		(727)		(8,988)		992		(9,214)		(4,079)		(13,293)
Total other comprehensive income (loss)			—		—		23,990		(491)		(727)		(8,988)		992		14,776		5,010		19,786
Dividends declared and paid	22,23		—		—		(9,220)		—		—		—		—		(9,220)		(3,713)		(12,933)
Issuance of share-based compensation plans	18		—		42		—		—		—		—		—		42		31		73
Contribution from non-controlling interest	22		—		—		—		—		—		—		—		—		412		412
Derecognition upon disposal of non- controlling interest in Philippines	4		—		—		—		—		—		—		—		—		(11,140)		(11,140)
Other movements in equity accounted investees, net	10		—		—		124		—		—		—		—		124		—		124
Balances as of December 31, 2018		Ps.	3,348	Ps.	26,850	Ps.	217,802	Ps.	(491)	Ps.	1,891	Ps.	9,219	Ps.	(1,566)	Ps.	257,053	Ps.	78,489	Ps.	335,542

Balances as of January 1,2019			3,348		26,850		217,802		(491)		1,891		9,219		(1,566)		257,053		78,489		335,542
Accounting standard adoption effects (IFRIC 23), net of tax			—		—		(93)		—		—		—		—		(93)		(69)		(162)
Adjusted balance at January 1, 2019			3,348		26,850		217,709		(491)		1,891		9,219		(1,566)		256,960		78,420		335,380
Consolidated net income			—		—		20,699		—		—		—		—		20,699		7,349		28,048
Other comprehensive income (loss), net			—		—		—		—		(562)		(6,647)		(1,205)		(8,414)		(4,552)		(12,966)
Total other comprehensive income (loss)			—		—		20,699		—		(562)		(6,647)		(1,205)		12,285		2,797		15,082
Dividends declared and paid	22,23		—		—		(9,692)		—		—		—		—		(9,692)		(3,945)		(13,637)
Issuance of share-based compensation plans	18		—		33		—		—		—		—		—		33		(12)		21
Other acquistions and remeasurements			—		—		—		—		—		—		—		—		32		32
Other acquisition of non-controlling interest	1,22		—		(8,721)		—		—		32		17		(3)		(8,675)		(3,530)		(12,205)
Other movements in equity accounted investees, net of tax	10		—		—		1,078		—		—		—		—		1,078		—		1,078
Balances as of December 31, 2019		Ps.	3,348	Ps.	18,162	Ps.	229,794	Ps.	(491)	Ps.	1,361	Ps.	2,589	Ps.	(2,774)	Ps.	251,989	Ps.	73,762	Ps.	325,751

												Exchange
												differences
										Valuation		on the
										of the		translation
										effective		of foreign
								Fair value		portion of		operations		Remeasurements
				Additional				in equity		derivative		and equity		of the net		Total
		Capital		paid-in		Retained		financial		financial		accounted		defined benefit		controlling		Non-controlling		Total
	Notes	Stock		capital		earnings		instrument		instrument		investees		liability		interest		interest		equity
Balances as of January 1,2020		Ps.	3,348	Ps.	18,162	Ps.	229,794	Ps.	(491)	Ps.	1,361	Ps.	2,589	Ps.	(2,774)	Ps.	251,989	Ps.	73,762	Ps.	325,751
Consolidated net income			—		—		(1,930)		—		—		—		—		(1,930)		5,686		3,756
Other comprehensive income (loss), net			—		—		—		(3,991)		1,306		1,673		(416)		(1,428)		(5,681)		(7,109)
Sale of Joint Venture			—		—		—		—		—		(100)		—		(100)		(112)		(212)
Total other comprehensive income (loss)			—		—		(1,930)		(3,991)		1,306		1,573		(416)		(3,458)		(107)		(3,565)
Dividends declared and paid	22,23		—		—		(10,360)		—		—		—		—		(10,360)		(5,524)		(15,884)
Issuance of share-based compensation plans	18		—		(275)		—		—		—		—		—		(275)		(64)		(339)
Acquisition of Synergy	4		—		(79)		—		—		—		—		—		(79)		1,377		1,298
Other movements in equity accounted investees, net of tax	10		—		—		(74)		—		—		—		—		(74)		—		(74)
Balances as of December 31, 2020		Ps.	3,348	Ps.	17,808	Ps.	217,430	Ps.	(4,482)	Ps.	2,667	Ps.	4,162	Ps.	(3,190)	Ps.	237,743	Ps.	69,444	Ps.	307,187

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2020(1)	2020		2019		2018(2)
OPERATING ACTIVITIES
Income before income taxes from discontinued operations	$—	Ps.	—	Ps.	—	Ps.	1,308
Income before income taxes from continuing operations	$934	Ps.	18,575	Ps.	38,524	Ps.	39,882
Non-cash items adjustments:
Operating (income) expenses	(78)		(1,544)		(1,279)		1,687
Depreciation	1,257		25,006		23,361		14,698
Amortization	153		3,043		2,449		2,539
Gain on sale of long-lived assets	(7)		(130)		68		(174)
Disposal of long-lived assets	65		1,290		861		518
Impairment of long-lived assets	256		5,102		1,018		432
Share of the profit of equity accounted investees, net of taxes	37		736		(6,228)		(6,252)
Interest income	(106)		(2,100)		(3,168)		(2,832)
Interest expense	881		17,516		14,133		9,825
Foreign exchange loss (gain), net	(19)		(385)		2,467		248
Monetary position (gain), net	(19)		(384)		(260)		(216)
Market value loss on financial instruments	13		264		320		355
Net cash flow from operating activities before changes in operating accounts	3,367		66,989		72,266		60,710
Trade accounts receivable and other current assets	128		2,551		(2,818)		(2,426)
Other current financial assets	2		31		(268)		379
Inventories	(12)		(247)		(5,635)		(3,809)
Derivative financial instruments	6		124		41		(23)
Trade accounts payable and other accounts	(93)		(1,847)		10,230		4,906
Other non-current liabilities	45		901		345		752
Other current financial liabilities	51		1,015		158		(544)
Employee benefits paid	(49)		(981)		(790)		(412)
Net cash generated from operations	3,445		68,536		73,529		59,533
Income taxes paid	(772)		(15,363)		(11,891)		(12,603)
Net cash generated by operating activities from discontinued operations	—		—		—		654
Net cash generated by operating activities from continuing operations	2,673		53,173		61,638		46,930

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2020, 2019 and 2018.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2020(1)	2020		2019		2018(2)
INVESTING ACTIVITIES
Proceeds from the sale of subsidiary, net of cash disposed	—		—		—		7,649
Acquisition by Coca-Cola FEMSA, net of cash acquired (see Note 4)	—		—		—		(5,692)
Acquisition of Synergy and other businesses, net of cash acquired (see Note 4)	(1,171)		(23,284)		—		—
Other acquisitions, net of cash acquired (see Note 4)	(7)		(137)		(7,136)		(321)
Equity accounted investees	(105)		(2,095)		(2,516)		(98)
Other equity investments	(284)		(5,644)		(14,419)		—
Disposal (purchase) of investments	711		14,149		29,381		(40,487)
Interest received	106		2,106		3,253		2,736
Derivative financial instruments	(10)		(191)		(203)		99
Dividends received from equity accounted investees	210		4,180		3,026		2,927
Property, plant and equipment acquisitions	(938)		(18,660)		(22,926)		(21,584)
Proceeds from disposal of property, plant and equipment	23		461		655		467
Acquisition of intangible assets	(75)		(1,482)		(2,197)		(1,793)
Investment in other assets	(54)		(1,082)		(1,179)		(1,182)
Collections of other assets	26		526		415		166
Investment in other financial assets	(11)		(214)		(285)		(65)
Net cash (used in) generated by investing activities from discontinued operations	—		—		—		(962)
Net cash (used in) generated by investing activities from continuing operations	(1,579)		(31,367)		(14,131)		(57,178)
FINANCING ACTIVITIES
Proceeds from borrowings	6,504		129,371		18,280		16,155
Payments of bank loans	(3,181)		(63,278)		(26,301)		(17,182)
Interest paid	(483)		(9,615)		(6,503)		(6,799)
Derivative financial instruments	54		1,078		(690)		(2,288)
Dividends paid	(798)		(15,868)		(13,629)		(12,933)
Acquisition of non-controlling interest	(588)		(11,692)		(728)		—
Interest paid derived from leases	(230)		(4,568)		(4,498)		—
Payments of leases	(264)		(5,242)		(4,350)		—
Other financing activities	(31)		(611)		(15)		36
Financing from Vonpar’s acquisition
Net cash used in financing activities from discontinued operations	—		—		—		(37)
Net cash (used) generated by financing activities from continuing operations	983		19,575		(38,434)		(23,011)
Increase (decrease) in cash and cash equivalents from continuing operations	2,077		41,381		9,073		(33,259)
Increase in cash and cash equivalents from discontinued operations	—		—		—		963
Cash and cash equivalents at the beginning of the period	3,296		65,562		62,047		96,944
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	37		681		(5,558)		(2,601)
Cash and cash equivalents at the end of the period	$5,410	Ps.	107,624	Ps.	65,562	Ps.	62,047

(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3
(2)	The Company initially adopted IFRS 16 at January 1st, 2019 using the modified retrospectively approach under which the comparative information is not restated.

The accompanying notes are an integral part of these consolidated statements of cash flows.

Note 1. Company Business

Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“FEMSA,” the Company or the Group), incorporated in 1936, is a public company established as a sociedad anónima bursátil de capital variable under the Mexican laws leading subsidiaries that are direct and indirect sub-holding companies in businesses in which the Company operates in the beverage industry through Coca-Cola FEMSA; retail industry through FEMSA Comercio Proximity, Fuel and Health Divisions; beer industry through the Heineken investment and other businesses.

The following is a description of the Company’s businesses, along with its interest ownership in each reportable segment:

	% Ownership
Business	2020		2019		Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.2% (56.0% of the voting shares)	(1)	47.2% (63.0% of the voting shares)	(1)

Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Uruguay (see Note 4). As of December 31, 2020, The Coca-Cola Company (“TCCC”) indirectly owns 27.8% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 25% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and on the New York Stock Exchange, Inc. (“NYSE”) in the form of American Depositary Shares (“ADS”).

FEMSA Comercio – Proximity Division	100%		100%		Small-box retail chain format operations in Mexico, Colombia, Peru, United States, Chile and Brazil, mainly under the trade name “OXXO.”
FEMSA Comercio – Fuel Division	100%		100%		Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO Gas” with operations in Mexico.
FEMSA Comercio – Health Division	100%	(2)	Various	(2)	Drugstores operations in Chile, Colombia and Ecuador, mainly under the trademark “Cruz Verde”, “Fybeca” and “Sana Sana”; and in Mexico under various brands such as “YZA”,” La Moderna” and “Farmacon.”
Heineken investment	14.8%		14.8%		Heineken N.V. and Heineken Holding N.V. shares, which represents an aggregate of 14.8% economic interest in both entities (“Heineken Group”).
Other businesses	Various (3)		100%

Companies engaged in the production and distribution of coolers, commercial refrigeration equipment, plastic cases, food processing, preservation and weighing equipment; logistic transportation and maintenance services to FEMSA’s subsidiaries and to third parties; as well as a specialized distribution platform for cleaning products and consumables.

(1)	The Company controls Coca-Cola FEMSA’s relevant activities. On January 31, 2019, Coca-Cola FEMSA, S.A.B. de C.V. Extraordinary General Shareholders’ Meeting approved the following: (i) an eight-for-one stock split (the “Stock Split”) of each series of shares of the Company; (ii) the issuance of Series B ordinary shares with full voting rights; and (iii) the creation of units, comprised of 3 Series B shares and 5 Series L shares, to be listed for trading on the Mexican Stock Exchange and in the form of American depositary shares on the New York Stock Exchange.
(2)	The former shareholders of Farmacias YZA had a 18.6% stake in Cadena Comercial de Farmacias, S.A.P.I. de C.V., a subsidiary of FEMSA that holds all pharmacy business in Mexico (which we refer to as “CCF”). On November 13, 2019, FEMSA completed the acquisition of the remaining interest in Farmacias YZA. In 2018, FEMSA had 60% interest on Grupo Socofar (“Socofar”). As of December 13, 2019, FEMSA recognized the remaining 40% interest in Grupo Socofar (“Socofar”) following the exercise of a put right by the minority partner to sell its non - controlling interest in Socofar.
(3)	On May 15, 2020, the Company completed the acquisition of the specialized distribution business of cleaning products and consumables in the United States, through the controlling interest of NW Synergy, which includes WAXIE and North American Corporation (“North American”). Additionally, on December 31, 2020, the Company completed the acquisition of Southeastern Paper Group (“SEPG”), increasing its specialized distribution footprint in the United States. See Note 4.1.

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements of the Company as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Chief Executive Officer Eduardo Padilla Silva and the Chief Corporate Financial Officer Eugenio Garza y Garza on February 24, 2021. These consolidated financial statements and notes were then approved by the Company’s Board of Directors on February 26, 2021 and by the Shareholder meeting on March 24, 2021. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on form 20-F by the Company’s Chief Executive Officer and Chief Corporate Financial Officer on April 14, 2021 and subsequent events have been considered through that date (see Note 30).

2.2 Basis of measurement and presentation

COVID‑19, an infectious disease caused by a new virus, was declared a world‑wide pandemic by the WHO on 11 March 2020. The measures to slow the spread of COVID‑19 have had a significant impact on the global economy.

The COVID-19 pandemic has also caused and continues to cause significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Major stock markets have halted operations on several occasions as persistent market turmoil intensifies and new information becomes available. Currencies in many of the countries where we operate, including the Mexican peso, have suffered a significant depreciation against the U.S. dollar as compared to December 31, 2019, which has increased the cost of some of our raw materials, and therefore negatively affected our financial results. In addition, the long-term economic effects of the COVID-19 pandemic may include lower or negative growth rates in the markets where we operate and reduced demand for our products or a shift to lower margin products. The COVID-19 pandemic has also increased the interest rates for short-term loans, and these market conditions, if persisting for an extended duration, could affect our costs of financing. Furthermore, the duration of the COVID-19 pandemic is uncertain, and we cannot predict whether the virus will continue spreading in the territories where we operate or when or if the pandemic will subside.

During the COVID-19 pandemic, governments have implemented several preventive measures such as social distancing and the temporary closure of certain points of sale considered as non-esential. As such measures were relaxed, most businesses were able to reopen and this allowed us to recover the accounts receivable. Given that the impact in this item was not material, the Company did not implement any relevant change to our models to estimate the receivables’ provisions.

In regard to the above, the following are considerations that support our going concern basis of accounting:

●Consideration of the entity’s business model and related risks.
●Whether the entity has sufficient cash and/or headroom in its credit facilities to support any downturn whilst noting that the evolving nature of the COVID-19 pandemic means that uncertainties will remain, and it may not be able to reasonably estimate the future impact.
●Actions the entity has taken to mitigate the risk that the going concern assumption is not appropriate such as activities to preserve liquidity.
●Any challenges of the underlying data and assumptions used to make the going concern assessment.

The consolidated financial statements have been prepared on historical cost basis, except for the following:

●	Derivative financial instruments.
●	Trust assets of post-employment and other long-term employee benefit plans.
●	Investments in equity instruments and some financial liabilities.

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

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of December 31, 2020 the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2020 were converted into U.S. dollars at closing exchange rate of 19.8920 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of December 31, 2020. This arithmetic conversion should not be construed as representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

As explained in Note 2.1 above, as of April 9, 2021 the exchange rate was Ps. 20.1620 per U.S. dollar, a depreciation of 1% since December 31, 2020.

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

Judgments

In the process of applying the Company’s accounting policies, management has made the following judgments, the most significant effects of which are included on consolidated financial statements.

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

Our forecasts assume our defensive profile and a recovery in the economic activity in the countries where we operate starting in 2021 and therefore, an improvement in sales volume. We expect the effects from the pandemic to be temporary and we estimate our industry will continue growing in the near term. Likewise, we will continue with the analyses of utilization levels of our assets, the recoverability of the accounts receivable, profitability of the business, etc. to identify any indications of impairment.

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

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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

In the initial recognition of an equity instrument that is not held for trading, under the “other” business model, the Company may irrevocably choose to present changes in the fair value of the investment in other comprehensive income. This choice has to be made for each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as other income in results unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses, related to changes in fair value, are recognized in OCI and are considered items that will not be reclassified to consolidated net income in subsequent periods.

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

At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized and measured at their fair value, except that:

●	Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;
●	Liabilities or equity instruments related to share-based compensation arrangements of the acquiree or share-based compensation arrangements of the Company entered into to replace share-based compensation arrangements of the acquiree are measured in accordance with IFRS 2, Share-based Payment at the acquisition date, see Note 3.27;
●	Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard; and
●	Indemnifiable assets are recognized at the acquisition date on the same basis as the indemnified liability subject to any contractual limitations.

For each acquisition, management’s judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGU's cash flows, in the computation of weighted average cost of capital (“WACC”) and estimation of inflation during the identification of intangible assets with indefinite lives, mainly, goodwill, distribution and trademark rights, and estimation of useful life during the identification of intangible assets with definite lives, mainly, customer relationships.

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

●	Representation on the board of directors or equivalent governing body of the investee;
●	Participation in policy-making processes, including participation in decisions about dividends or other distributions;
●	Material transactions between the Company and the investee;
●	Interchange of managerial personnel; or
●	Provision of essential technical information.

Management also considers the existence and effect of potential voting rights that are currently exercisable or currently convertible when assessing whether the Company has significant influence.

In addition, the Company evaluates certain indicators that provide evidence of significant influence, such as:

●	Whether the extent of the Company’s ownership is significant relative to other shareholders (i.e. a lack of concentration of other shareholders);
●	Whether the Company’s significant shareholders, fellow subsidiaries, or officers hold additional investment in the investee; and
●	Whether the Company is a part of significant investee’s board of director committees, such as the executive committee or the finance committee.

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

2.3.1.9 Venezuela exchange rates and deconsolidation

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

2.3.1.10 Leases

Information on assumptions and estimates that have a significant risk of resulting in an adjustment to the carrying value of right-of-use assets and lease liabilities, and related statement of income accounts, include the following:

●	If the Company is reasonably certain to exercise an option to extend a lease agreement or not to exercise an option to terminate a lease agreement before its termination date, considering all the facts and circumstances that create an economic incentive for the Company to exercise, or not, such options, taking into account whether the lease option is enforceable and when the Company has the unilateral right to apply the option in question.
●	Determination of the non-cancellable period for evergreen contracts and lifelong leases, considering whether the Company is reasonably certain to terminate the lease and/or estimating a reasonable period for the use of the asset, based on significant leasehold improvements made on the leased properties that provide reasonable certainty to the Company about the remaining period to obtain the benefits of such improvements on leased properties.

2.4 Application of recently issued accounting standards

The Company has applied the following amendments to IFRS during 2020. None of the amendments had a significant impact on the company’s financial statements:

2.4.1 Modifications to the Conceptual Framework

The Conceptual Framework for Financial Information (“Conceptual Framework”) was issued on March 2018 replacing the previous version of the Conceptual Framework issued in 2010. The Conceptual Framework describes the purpose and concepts of general purpose for the financial information. The purpose of the Conceptual Framework is to:

a) Help to the IASB to develop standards that are based on consistent concepts;

b) Assist to preparers to develop congruent accounting policies when no Standard is applicable to a specific transaction or event, or when a Standard allows an accounting policy option; and

c) Help to all parties to understand and interpret the Standards.

The Conceptual Framework is not a Standard. No content of the Conceptual Framework prevails over any Standard or requirement of a Standard. As long as the Company’s accounting policy is in line with these modifications, the Company did not have any effect on its consolidated financial statements.

2.4.2 Modifications to IFRS 3 Definition of a Business (“IFRS 3”)

The IASB issued an amendment to IFRS 3 in October 2018 that revises the definition of a business. The modified definition issued in October 2018 emphasizes that the purpose of a business is to provide goods and services to the customers, while the previous definition was focus on returns in dividends, lower costs or other economic benefits for investors and others. The distinction between a business and a group of assets is important because an acquirer recognizes a goodwill when a business is acquired. As long as the Company’s accounting policy is aligned with these modifications, the Company did not have any effect on its consolidated financial statements.

2.4.3 Modifications to IAS 1 and IAS 8 Definition of Material or relative importance (“IAS 1” and “IAS 8”)

The definition of material or relative importance helps to the Company to determine whether information about an item, transaction or other event should be provided to the users of the financial statements. However, companies had difficulty using the above definition in making judgments in the preparation of the financial statements. Accordingly, the IASB published the Definition of Material or Relative Importance (Amendments to IAS 1 and IAS 8) in October 2018.

a. Previous definition:

Omissions of information or inaccuracies are material, or have relative importance if they can, individually or in whole, influence in the economic decisions taken by the users of the information on the base of the financial statements.

b. New definition:

Information is material if its omission, inaccuracy or concealment can reasonably be expected to influence the decisions that the principal users of the financial information take on the basis of the financial statements.

The definition of “material” in the IAS 8 is replaced by a reference to the IAS 1. In addition, to ensure consistency, the IASB has modified the rest of the affected standards.

The Company did not have significant effects on its consolidated financial statements.

2.4.4 Interest Rate Benchmark Reform - Amendments to IFRS 9, IAS 39 and IFRS 7

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

Application of the reliefs is mandatory. The first three reliefs require assessing:

●	whether a forecast transaction (or component thereof) is highly probable.
●	when to reclassify the amount in the cash flow hedge reserve to profit and loss.
●	the economic relationship between the hedged item and the hedging instrument.

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

The amendments also introduce specific disclosure requirements for hedging relationships to which the reliefs are applied. The Company did not have any effect on its consolidated financial statements.

2.4.5 Amendments to IFRS 16 COVID-19 Related Rent Concessions

The amendment allows an optional practical expedient that simplifies how tenants account for rental concessions, arising as a direct consequence for the COVID-19 pandemic.

The practical expedient can only be applied if:

• the new consideration is substantially equal to or lesser than the original consideration;

• the decrease in the lease payments refers to rental payments that occur before June 30, 2021; and

• no other substantive changes to the lease terms have been made.

Those lessees who apply this practical expedient must disclose:

• The fact that the practical expedient has been applied to all eligible rental concessions and, if applicable to some selected ones; the nature of the contracts to which they have applied it; and

• the amount recognized in results for the reporting period that arises from the application of the practical expedient.

This amendment does not provide a practical expedient for lessors. Lessors are required to continue evaluating whether the rental concessions are lease modifications and justify them accordingly.

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, the Company controls an investee if and only if the Company has:

●	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);
●	Exposure, or rights, to variable returns from its involvement with the investee; and
●	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

●	The contractual arrangements with the other vote holders of the investee;
●	Rights arising from other contractual arrangements; and
●	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

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

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:

●	Derecognizes the assets (including goodwill) and liabilities of the subsidiary.
●	Derecognizes the carrying amount of any non-controlling interests.
●	Derecognizes the cumulative translation differences recorded in equity.
●	Recognizes the fair value of the consideration received.
●	Recognizes the fair value of any investment retained.
●	Recognizes any surplus or deficit in profit or loss.
●	Reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities.

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

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the Company’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets of the acquiree and the liabilities assumed. If, the net of the acquisition-date amounts of the identifiable assets of the acquiree and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Company previously held interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

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

Exchange differences on monetary items are recognized in consolidated net income in the period in which they arise except for:

●	The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation which are included in other comprehensive income, which is recorded in equity as part of cumulative translation adjustment within the accumulated other comprehensive income;
●	Intercompany financing balances with foreign subsidiaries are classified as long-term investments when there is no plan to pay such financing in the foreseeable future. Exchange rate fluctuation regarding this financing is recorded in the exchange differences on translation of foreign operations within the accumulated other comprehensive income (loss) item, which is recorded in equity; and
●	Exchange differences on transactions entered into in order to hedge certain foreign currency risks.

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

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associate or joint venture’s individual financial statements are translated into Mexican pesos, as follows:

●	For entities operating in hyperinflationary economic environments, the inflation effects of the origin country are recognized pursuant to IAS 29 Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and
●	For entities operating in non-hyperinflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income is translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month if the exchange rate does not fluctuate significantly.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
	Functional /	Average Exchange Rate for			Exchange Rate as of
	Recording				December 31,	December 31,
Country or Zone	Currency	2020	2019	2018	2020	2019
Guatemala	Quetzal	2.78	2.50	2.56	2.56	2.45
Costa Rica	Colon	0.04	0.03	0.03	0.03	0.03
Panama	U.S. dollar	21.49	19.26	19.24	19.95	18.85
Colombia	Colombian peso	0.01	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.63	0.58	0.62	0.57	0.56
Argentina	Argentine peso	0.31	0.41	0.73	0.24	0.31
Brazil	Reais	4.18	4.89	5.29	3.84	4.68
Chile	Chilean peso	0.03	0.03	0.03	0.03	0.03
Euro Zone	Euro (€)	24.48	21.56	22.71	24.52	21.12
Peru	Nuevo Sol	6.15	5.77	5.85	5.51	5.68
Ecuador	U.S. dollar	21.49	19.26	19.24	19.95	18.85
Philippines	Philippine peso	—	—	0.37	—	—
United States	U.S. dollar	21.49	—	—	19.95	—
Uruguay	Uruguayan peso	0.51	0.55	0.63	0.47	0.51

(1)	Exchange rates published by the Central Bank of each country where the Company operates.

3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its subsidiaries that operate in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors), which consists of:

●	Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net including related costs and expenses when such assets are consumed or depreciated;
●	Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the subsidiary on the dates such capital was contributed, or income was generated up to the date the consolidated financial statements are presented; and
●	Including the monetary position gain or loss in consolidated net income.

The Company restates the financial information of subsidiaries that operate in hyperinflationary economic environment using the consumer price index of each country (“CPI”).

As of December 31, 2020, 2019, and 2018, the operations of the Company are classified as follows:

	Cumulative		Cumulative		Cumulative
	Inflation		Inflation		Inflation
Country	2018- 2020	Type of Economy	2017- 2019	Type of Economy	2016- 2018	Type of Economy
Mexico	11.2%	Non-hyperinflationary	13.2%	Non-hyperinflationary	15.7%	Non-hyperinflationary
Guatemala	10.9%	Non-hyperinflationary	11.8%	Non-hyperinflationary	12.2%	Non-hyperinflationary
Costa Rica	4.5%	Non-hyperinflationary	5.8%	Non-hyperinflationary	5.7%	Non-hyperinflationary
Panama	(1.5)%	Non-hyperinflationary	0.5%	Non-hyperinflationary	2.1%	Non-hyperinflationary
Colombia	8.8%	Non-hyperinflationary	11.0%	Non-hyperinflationary	13.4%	Non-hyperinflationary
Nicaragua	13.5%	Non-hyperinflationary	15.6%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Argentina (a)	209.2%	Hyperinflationary	179.4%	Hyperinflationary	158.4%	Hyperinflationary
Brazil	13.1%	Non-hyperinflationary	11.1%	Non-hyperinflationary	25.0%	Non-hyperinflationary
Philippines	—	—	—%	Non-hyperinflationary	11.9%	Non-hyperinflationary
Euro Zone	2.4%	Non-hyperinflationary	3.6%	Non-hyperinflationary	2.7%	Non-hyperinflationary
Chile	8.8%	Non-hyperinflationary	8.3%	Non-hyperinflationary	9.7%	Non-hyperinflationary
Peru	6.2%	Non-hyperinflationary	5.2%	Non-hyperinflationary	9.3%	Non-hyperinflationary
Ecuador	(0.7)%	Non-hyperinflationary	0.3%	Non-hyperinflationary	30.3%	Non-hyperinflationary
United States	3.7%	Non-hyperinflationary	—	—	—	—
Uruguay	28.5%	Non-hyperinflationary	22.0%	Non-hyperinflationary	25.3	Non-hyperinflationary

a)Argentina

Beginning on July 1, 2018, Argentina became a hyperinflationary economy because, among some other economic factors, the last three years’ cumulative inflation in Argentina exceeded 100% according to the several economic indexes that exist in the country. For being considered hyperinflationary, the financial information for our Argentine subsidiary has been adjusted to recognize the inflationary effects since January 1, 2018 through:

●	Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net, including related costs and expenses when such assets are consumed or depreciated.
●	Recognizing the monetary position gain or loss in consolidated net income.

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

The Company also maintains restricted cash which is pledged as collateral to meet certain contractual obligations. Restricted cash is presented within other current financial assets given that, by their nature, the restrictions are short-term.

3.6 Investments

The investments include debt securities and bank deposits with a maturity of more than three months as of the acquisition date.

Management determines the appropriate classification of investments at the time of purchase and evaluates that classification at the date of each statement of financial position, see Notes 6 and 14.

3.7 Financial assets

Financial assets are classified within the following business models depending on management’s objective: (i) “held to maturity to recover cash flows,” (ii) “held to maturity and to sell financial assets” and (iii) “others or held for trading,” including derivatives assigned in hedging instruments with efficient hedge, as appropriate. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.

The Company performs a portfolio – level assessment of the business model in which a financial asset is managed to accomplish with Company’s risk management purposes. The information that is considered within the evaluation includes:

●	The policies and objectives of the Company in relation to the portfolio and the practical implementation of policies;
●	Performance and evaluation of the Company’s portfolio including accounts receivable;
●	Risks that affect the performance of the business model and how those risks are managed;
●	Any compensation related to the performance of the portfolio; and
●	Frequency, volume and timing of sales of financial assets in previous periods together with the reasons for said sales and expectations regarding future sales activities.

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

3.7.1 Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets the following two conditions and is notdesignated as fair value through profit and loss (“FVTPL”):

●	Its managed within a business model whose objective is to maintain financial assets to recover the contractual cash flows; and
●	The contractual terms are only payments at specified dates of the principal and interest on the amount of the outstanding principal, or solely payments of principal and interest (“SPPI”).

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

3.7.2 Effective interest rate method (“ERR”)

The effective interest rate method consists of calculating the amortized cost of loans and accounts receivables and other financial assets (measured at amortized cost) and allocate interest income/expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

3.7.3 Financial assets at fair value with changes in other comprehensive income (“FVOCI”)

A financial asset is measured at FVOCI if it meets the following two conditions and is not designated as FVTPL:

●	Its managed within a business model whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and
●	The contractual terms are solely principal and interest payments.

These assets are subsequently measured at fair value. The financial product calculated using the internal rate of return (“IRR”), the exchange fluctuation and the impairment are recognized in profit and loss. Other gains and losses, related to changes in fair value, are recognized in OCI. In case of disposals, the accumulated gains and losses in OCI are reclassified to profit and loss.

In the initial recognition of an equity instrument that is not held for trading, under the “other” business model, the Company may irrevocably choose to present changes in the fair value of the investment in OCI. This choice has to be made for each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as other income in results unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses, related to changes in fair value, are recognized in OCI and are not reclassified to consolidated net income in subsequent periods.

3.7.4 Financial assets at fair value through profit or loss (FVTPL)

Financial assets designated as FVTPL include financial assets held for trading and financial assets designated at initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the short-term. Derivatives, including embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined in IFRS 9. Financial assets designated a FVTPL are recorded in the balance sheet with changes in fair value presented as financial expense (net negative changes in fair value) or financial income (net positive changes in fair value) in profit or loss, including any dividend income.

3.7.5 Evaluation that contractual cash flows are solely principal and interest payments (“SPPI”)

In order to classify a financial asset within one of the three different categories, the Company determines whether the contractual cash flows of the asset are only principal and interest payments. The Company considers the contractual terms of the financial instrument and whether the financial asset contains any contractual term that could change the timing or amount of the contractual cash flows in such a way that it would not meet the SPPI criteria. In making this evaluation, the Company considers the following:

●	Contingent events that would change the amount or timing of cash flows;
●	Terms that can adjust the contractual coupon rate, including variable interest rate characteristics;

●	Payment and extension features; and
●	Characteristics that limit the Company's right to obtain cash flows from certain assets.

A prepaid feature is consistent with the characteristics of SPPI if the prepayment amount substantially represents the amounts of the principal and interest pending payment, which could include reasonable compensation for early termination of the contract. Additionally, a financial asset acquired or originated with a premium or discount to its contractual amount and in the initial recognition the fair value of the prepaid characteristic is insignificant, the asset will pass the test of the contractual characteristics of cash flow if the amount of prepaid represents substantially the contractual amount and accrued interest (but not paid); which may include additional compensation for the early termination of the contract.

3.7.6 Impairment of financial assets

The Company recognizes impairment due to expected credit loss (“ECL”) in:

●	Financial assets measured at amortized cost;
●	Debt investments measured at FVOCI; and
●	Other contractual assets.

Impairment losses on accounts receivable, contractual assets and leasing receivables are measured at the amount that equals the lifetime ECL, whether or not it has a significant financing component. The Company applies the criteria to all accounts receivable, contractual assets and leasing credits, together or separately.

The Company measures impairment losses at an amount equal to ECL for the remaining life, except for the following:

●	Debt instruments classified as low credit risk; and
●	Other debt instruments in which the credit risk (irrecoverability risk over the financial instrument expected life) has not increased significantly since the initial recognition.

In determining whether the credit risk of a financial asset has increased significantly since initial recognition and estimating the ECL, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. It includes qualitative and quantitative analysis based on Company’s experience and credit assessment.

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

The Company annually evaluates if there was evidence of an impairment. Some observable data that financial assets were impaired includes:

●	Significant financial difficulty of the issuer or the borrower;
●	A breach of contract, such as default or past due event;
●	Granting concessions due to the borrower’s financial difficulties in which Company would not consider in other circumstances;
●	It is becoming probable that the borrower will enter bankruptcy or other financial reorganization;
●	The disappearance of an active market for a financial instrument because of financial difficulties; or

●	Information indicating that there was a measurable decrease in the expected cash flows of a group of financial assets.

For an equity instrument, evidence of impairment includes a significant decrease in its fair value even lower than its carrying value.

The impairment loss on financial assets measured at amortized cost is reduced from the book value and for financial assets measured at FVOCI, the impairment loss is recognized as profit or loss within OCI.

3.7.7 Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

●	The rights to receive cash flows from the financial asset have expired; or
●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

3.7.8 Offsetting of financial instruments

Financial assets are required to be offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Company:

●	Currently has an enforceable legal right to offset the recognized amounts; and
●	Intends to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

3.8 Other financial assets

Other financial assets include long-term accounts receivable, derivative financial instruments and recoverable contingencies acquired from business combinations. Long-term accounts receivable with a stated term are measured at amortized cost using the effective interest method, less any impairment.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place in either:

●	the principal market for the asset or liability; or
●	the absence of a principal market, in the most advantageous market for the asset or liability.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
●	Level 2 — Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 — Unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

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

Inventories represent the acquisition or production cost that is incurred when purchasing or producing a product and are based on the weighted average cost formula. The operating segments of the Company use inventory costing methodologies to value their inventories, such as the weighted average cost method in Coca-Cola FEMSA, retail method (a method to estimate the average cost) in FEMSA Comercio – Proximity, FEMSA Comercio – Health Division; and acquisition method in FEMSA Comercio – Fuel Division, except for the distribution centers which are valued with the average cost method.

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

Management is required to make judgments regarding write-downs to determine the net realizable value of the inventory. These write-downs consider factors such as age and condition of goods as recent market data to assess the estimated future demand for goods. To date the COVID-19 pandemic has not had a material impact on the Company´s assessment of the net realizable value of the inventory, with inventory turns remaining similar since the commencement of the pandemic.

3.12 Loans and receivables

The instruments under this category includes loans, trade receivables, and other accounts receivables measured at amortized cost which represents future cash flows discounted at the effective interest rate on the transaction date.

In addition, an expected credit loss model is applied to this category, which is reported net of this impairment allowance in the financial statements. The allowance amount is not significant because the trade accounts receivable are usually recovered in the short-term.

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

The Company has prepaid advertising costs which consist of television and radio advertising airtime in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in the consolidated income statement as incurred.

Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2020, 2019 and 2018, such amortization aggregated to Ps. 213, Ps. 273 and Ps. 277, respectively.

3.14 Equity accounted investees

Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not control over those policies. Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value.

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

Profits and losses resulting from 'upstream' and 'downstream' transactions between the Company (including its consolidated subsidiaries) and an associate are recognized in the consolidated financial statements only to the extent of unrelated investors' interests in the associate. 'Upstream' transactions are, for example, sales of assets from an associate to the Company. 'Downstream' transactions are, for example, sales of assets from the Company to an associate. The Company’s share in the associate’s profits and losses resulting from these transactions is eliminated.

When the Company’s share of losses exceeds the carrying amount of the investment in the associate, including any advances, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has a legal or constructive obligation to pay the associate or has to make payments on behalf of the associate.

Goodwill identified at the acquisition date is presented as part of the investment in shares of the associate in the consolidated statement of financial position. Any goodwill arising on the acquisition of the Company’s interest in an associate is measured in accordance with the Company’s accounting policy for goodwill arising in a business combination, see Note 3.2.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associates is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in the share of the profit or loss of associates and joint ventures accounted for using the equity method in the consolidated income statements.

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

The Company reclassifies in each case proportionate to the interest disposed of the following amounts recognized in other comprehensive income: i) foreign exchange differences, ii) accumulated hedging gains and losses, iii) any other amount previously recognized that would had been recognized in net income if the associate had directly disposed of the asset to which it relates.

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

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. As of December 31, 2019 and 2018 the Company does no/t have an interest in joint operations.

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

The Company reclassifies the proportion to the interest disposed of in joint ventures investment interest reduction. During the years ended December 31, 2020, 2019 and 2018 the Company did not have a significant disposal or partial disposal in joint arrangements.

Upon loss of joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value.

3.15 Property, plant and equipment

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction and are presented net of accumulated depreciation and accumulated impairment losses, if any. The borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of that asset, if material.

Major maintenance costs are capitalized as part of total acquisition cost. Routine maintenance and repair costs are expensed as incurred.

Investments in progress consist of long-lived assets not yet in service or, in other words, that are not yet ready for the purpose that they were bought, built or developed. The Company expects to complete those investments during the following 12 months.

Depreciation is computed using the straight-line method over the asset’s estimated useful life. Where an item of property, plant and equipment comprises major components having different useful lives, the components are accounted and depreciated for as separate items of property, plant and equipment. The Company estimates depreciation rates, considering the estimated useful lives of the assets.

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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds (if any) and the carrying amount of the asset and is recognized in the consolidated income statement.

Returnable and non-returnable bottles:

Coca-Cola FEMSA has two types of bottles: returnable and non-returnable.

●	Non-returnable bottles are recorded in the consolidated income statement at the time of the sale of the product.

●	Returnable bottles are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost and for countries with hyperinflationary economies, restated according to IAS 29, Depreciation of returnable bottles is computed using the straight-line method over their estimated useful lives of the bottles.

There are two types of returnable bottles:

●	Those that are in Coca-Cola FEMSA’s control within its facilities, plants and distribution centers; and
●	Those that have been placed in the hands of customers, and still belong to Coca-Cola FEMSA.

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

Coca-Cola FEMSA’s returnable bottles are depreciated according to their estimated useful lives (three years for glass bottles and 1.5 years for PET bottles). Deposits received from customers are amortized over the same estimated useful lives of the bottles.

3.16 Leases

Under IFRS 16, the Company assesses at its inception whether a contract is, or contains, a lease when the contract conveys the right to control the use of an identified asset for a period of time in exchange for a consideration. The Company assesses whether a contract is a lease arrangement, when:

●	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all the capacity of a physically distinct asset. If the lessor has substantive substitution rights, then the asset is not identified;
●	The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and
●	The Company has the right to direct the use of the asset when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. When the use of the asset is predetermined, the Company has the right to direct the use of the asset if either: i) it has the right to operate the asset; or ii) the design of the asset predetermines how and for what purpose it will be used.

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

Lease payments included in the measurement of the lease liability, comprise the following:

●	Fixed payments, including in-substance fixed payments, less any incentives receivable;
●	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
●	The exercise price under a purchase option that the Company is reasonably certain to exercise, an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early; and
●	Amounts expected to be payable to the lessor under residual value guarantees.

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

Subsequent measurement

The right-of-use asset is depreciated using the straight-line method from the commencement date to the shorter of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically adjusted for impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is measured at amortized cost using the effective interest rate method. The Company remeasures the lease liability when there is a modification in the lease term or amounts of expected payments under a residual value guarantee and when it is arising from a change in an index or rate, without modifying the incremental borrowing rate (unless it results from a change in a floating rate). The lease liability is remeasured using a new incremental borrowing rate at the date of the modification when:

●	An extension or termination option is exercised modifying the non-cancellable period of the contract; or
●	The Company changes its assessment of whether it will exercise a purchase option.

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

In the consolidated statement of income, the interest expense from the lease liability is recognized as a component of finance costs, unless it is directly attributable to qualifying assets, in which case it is capitalized in accordance with the Company’s accounting policy on borrowing costs. Depreciation of the right-of-use asset is recognized in the consolidated statement of income.

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

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the underlying asset. All other leases are classified as operating leases. The Company considers certain relevant indicators, amongst others, to determine if substantially all the risks and rewards are transferred, such as:

●	Whether the lease is for the major part of the economic life of the asset, or
●	Whether the present value of the minimum future lease payments amount to substantially all of the fair value of the underlying asset.

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

The Company initially recognizes an amount equal to the net investment of the lease, that is, the present value of future lease payments plus any guarantee of residual value that is granted; and it is classified between the current portion of the receivables with maturity less than or equal to a term of 12 months and the non-current receivables, that is, with maturity greater than 12 months; including:

(i)	fixed payments, including those that are in substance fixed payments, which may involve variability, but that are unavoidable in essence, less any lease incentive to be received;
(ii)	payments for variable rent that depend on an index or a rate at the start date of the lease contract;
(iii)	amounts payable by the lessee under residual value guarantees (if applicable);
(iv)	the price related to a purchase option if the lessee is reasonably certain to exercise the option (if applicable); and
(v)	payments for penalties derived from the termination of the lease, if the term of the lease reflects that the lessee will exercise an option to terminate the lease.

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

3.17 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Borrowing costs may include:

●	Interest expense; and
●	Exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Interest income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in the consolidated income statement in the period in which they are incurred.

3.18 Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured at initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as at the date of acquisition (see Note 3.2). Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of:

●	Customer relationships intangible assets acquired in a business combination, recognized on acquisition and recorded at fair value. Subsequent to initial recognition, customer relationships intangible assets are stated at cost less accumulated amortization and any impairment losses. Amortization is charged to the income statement on a straight line basis over the estimated useful economic lives which range from 10 to 20 years.
●	Information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives, with a range in useful lives from 3 to 10 years. Expenditures that do not fulfill the requirements for capitalization are expensed as incurred.
●	Long-term alcohol licenses are amortized using the straight-line method over their estimated useful lives, which range between 12 and 15 years, and are presented as part of intangible assets with finite useful lives.

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

The Company’s intangible assets with an indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. Additionally, the Company’s intangible assets with an indefinite life also consist of FEMSA Comercio – Health Division’s trademark rights which consist of standalone beauty store retail banners, pharmaceutical distribution to third-party clients and the production of generic and bioequivalent pharmaceuticals. Finally, the Company’s intangible assets with an indefinite life consist of trademark rights related to Other Business which consists of specialized distribution platform for cleaning products and consumables.

As of December 31, 2020, and in regards to a joint restructure with TCCC for the bottling agreements, Coca-Cola FEMSA had four bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) one agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025.

As of December 31, 2020, and in regards to a joint restructure with TCCC for the bottling agreements, Coca-Cola FEMSA had two bottler agreements in Brazil which are up for renewal in October 2027; and three bottler agreements in Guatemala, which are going to be renewed in March 2025 and April 2028 under two contracts rather than the original three contracts.

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

As of December 31, 2020, Coca-Cola FEMSA’s Venezuela investee had one bottler agreement, which is up for renewal in August 2026.

The bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement. In addition, these agreements generally may be terminated in the case of material breach. Termination would prevent Coca-Cola FEMSA from selling Coca-Cola trademark beverages in the affected territory and would have an adverse effect on the Company´s business, financial conditions and results from operations.

3.19 Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuous operational use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. In addition, the sale is considered highly probable if the following conditions are met:

●	The appropriate level of management must be committed to a plan to sell the asset (or disposal group);
●	An active program to locate a buyer and complete the plan must have been initiated;
●	The asset (disposal group) must be actively marketed for sale at a price is reasonable in relation to its current fair value; and
●	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Discontinued operations are results of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the company’s operations and cash flows, that either has been disposed of, or is classified as held for sale, and:

●	Represents either a separate major line of business or geographical area of operations;
●	Are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
●	Is a subsidiary acquired exclusively for the purpose of reselling it.

Discontinued operations are excluded from the continuing operations and are also presented as a single line item as earnings (loss) after income taxes of discontinued operations in the income statement. For further information, please see Note 4 regarding the Company’s disposal of Philippines. In addition, the information included elsewhere in this report, includes only continuing operations unless otherwise noted.

3.20 Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived tangible and intangible assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU, or otherwise they are allocated to the smallest CGUs for which a reasonable and consistent allocation basis can be identified.

For the purpose of impairment testing goodwill acquired in a business combination, from the acquisition date, is allocated to each of the group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

For goodwill and other indefinite lived intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the related CGU might exceed its recoverable amount.

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

For the years ended December 31, 2020, 2019 and 2018, the Company recognized impairment losses of Ps. 5,451, Ps. 1,018 and 432, respectively (see Note 20).

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

3.21.3 Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at amortized cost, except for derivative instruments designated as hedging instruments in an effective hedge, financial liabilities arising from transfer of a financial asset that does not qualify for derecognition, financial guarantee contracts and contingent consideration obligations in a business combination, as appropriate, which are recognized at FVTPL. The Company determines the classification of its financial liabilities at initial recognition.

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

The Company recognizes a provision for a loss contingency when it is probable (i.e. the probability that the event will occur is greater than the probability that it will not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is realized, see Note 26.

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

3.24 Revenue recognition

The Company recognizes revenue when the control of performance obligations included in the contract are transferred to the customer. Control refers to the ability that the customer has to direct the use and also to obtain substantially all the benefits of the goods or services exchanged.

Management defined the following as indicators to analyze the timing and circumstances as well as the amount by which the revenues would be recognized:

●	Identify the contract(s) with a customer (written, oral or any other according with business practices);
●	Evaluating the goods and services committed in the contract and identify how each performance obligation in the contract will be transferred to the customer;
●	Considering the contractual terms jointly with business practices to determinate the transaction price. The transaction price is the amount of the consideration the Company expects to receive in exchange for transferring the committed goods and services to the customer, excluding tax on sales. The expected consideration in a contract may include fixed amounts, variable amounts or both;
●	Allocate the transaction price to each performance obligations in the contract (to each good and service that is different) for an amount that represents the consideration to which the entity expects to receive in exchange for the goods and services arranged with the customer; and

●	Recognise revenue when (or as) the entity satisfies a performance obligation in exchange for committed goods and services.

All of the above conditions are typically met at the point in time that goods are delivered to the customer at the customers’ facilities. Net sales reflect units delivered at list prices reduced by promotional allowances and discounts.

The benefits granted from suppliers to the Company as discounts and incentives are recognized as benefits in the cost of goods sold, because the Company does not have a separate performance obligation.

The Company generates revenues for the following activities:

Sale of goods

It includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of
Coca-Cola and the sale or consumption of goods in the small-format stores of the FEMSA Comercio – Proximity, FEMSA Comercio – Health and FEMSA Comercio – Fuel Divisions; in which the revenue is recognized at the point of time those products were sold to the customers. See Note 28.

Rendering of services

It includes the revenues of distribution services, maintenance services and packing of raw materials that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for rendering of services during the time period in which the performance obligation is satisfied when the following conditions are met:

●	The customer receives and consumes simultaneously the benefits, as the Company satisfies the obligation;
●	The customer controls the related assets, even if the Company improve them;
●	The revenues can be measured reliably; and
●	Is probable that economic benefits will flow to the Company.

Financial products

It includes interest income generated on accounts receivables recorded when the following conditions are met:

●	The revenues can be measured reliably; and
●	It is probable that economic benefits will flow to the Company.

In addition, the Company evaluates the revenue recognition based on the classification previously defined for the financial asset that generates the related financial product, according with the business models establishes for the financial instruments classified by the Company.

The main financial instruments of the Company that could generate a financial product are trade accounts receivables classified as financial assets held to maturity which are measured at amortized cost through the effective interest rate method, applying EIR, which is the rate that exactly discounts the collections of cash flows to the expected life of the related financial asset.

Rewards programs

The Company recognizes a provision for the obligation to award additional benefits to its customers. Management considers for those effects, the expectation that some percentage of its customers would not redeem their rewards points in the future based on previous experience.

Variable allowances granted to customers

The Company adjusts the transaction price based on its estimated amount of rebates and promotional allowances, among others. Those estimations include commercial commitments with customers and historical performance. The variable allowances are assigned to each related performance obligation.

Contracts costs

The incremental costs to obtain a contract with a customer are recognized as an asset (capitalized) if the Company expect to recover those costs. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Company recognizes those costs as an expense in the income statement when the revenue associated with those costs is recognized for a period equal to or less than a year. Any other costs that are related to the fulfillment of a contract with a customer and not within the scope of another IFRS standard (e.g. IAS 2 inventories), is recorded as an asset if they meet the following criteria:

●	The costs relate directly to a contract or with a contract that the Company expects to identify specifically;
●	The costs generate or improve the resources of the Company that will be applied to satisfy, or continue satisfying performance obligations in the future; and
●	The costs are expected to be recovered.

The asset recognized is amortized progressively in the same manner as the goods and services are transferred to the customer. Accordingly, the asset is recognized in the income statement through its amortization in the same period of time in which the related revenue is recognized. For the years ended December 31, 2020, 2019 and 2018, contract costs were not significant.

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

Selling expenses include:

●	Distribution: labor costs, outbound freight costs, warehousing costs of finished products, write off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2020, 2019 and 2018, these distribution costs amounted to Ps. 24,190, Ps. 25,068 and Ps. 23,421, respectively;
●	Sales: labor costs and sales commissions paid to sales personnel; and
●	Marketing: promotional expenses and advertising costs.

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

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

3.26.1 Current income taxes

Income taxes are recognized in the results of the period of the year in which they are incurred, however, in the case of inflationary effects, penalties and surcharges derived from income taxes from previous years, they are recognized within the line of other expenses and other products in accordance with IAS 37 before the section of income taxes in the consolidated income statement of the Company since Management considers that the aforementioned restatements, penalties and surcharges are not an integral part of the income taxes of the year (see Note 25.2).

3.26.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits and, reversal of existing taxable temporary differences and future tax planning strategies that will create taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill (no recognition of deferred tax liabilities) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes in connection with the acquisition accounting a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.

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

In Mexico, the income tax rate is 30%, for 2020, 2019 and 2018, and it is expected to remain at 30% for the following years.

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

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed and recognized based on the graded vesting method over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated income statements such that the cumulative expense reflects the revised estimate.

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

Note 4. Mergers, Acquisitions and Disposals

4.1 Mergers and acquisitions

The Company has consummated certain mergers and acquisitions during 2020, 2019 and 2018; which were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the year of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2020, 2019 and 2018 show the cash outflow and inflow for the merged and acquired operations net of the cash acquired related to those mergers and acquisitions.

During 2020, the Company completed acquisition through the controlling interest in NW Synergy Holdings LLC of 89.5%, which amounted to Ps. 20,233 fully paid in cash. This acquisition, was primarily related to the following: on May 15, 2020, the Company completed the acquisitions of WAXIE and North American, a new platform within the Jan-San, packaging and specialized distribution industry in the United States, operating a network of 26 distribution centers across the country and serving more than 27,000 customers in various industries such as building service contractors, education, government, retail and hospitality, which is included in the Company’s results since May 2020.

The preliminary allocation on the aggregated purchase prices to the fair value of the net assets acquired is as follows:

	2020
Total current assets (including cash acquired of Ps. 138)	Ps.	2,162
Customer relationships and trademark		10,698
Other non-current assets		1,954
Total assets		14,814
Total liabilities		(3,523)
Net assets acquired		11,291
Goodwill		10,241
Non-controlling interest (1)		(1,299)
Total consideration transferred in cash		20,233
Cash acquired		138
Net cash paid	Ps.	20,095

(1)Non-controlling interests were measured using the net asset value method.

The Company expects to recover the amounts recorded as goodwill through its strategy of creating a national distribution platform in the US, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of supply chains and distribution systems in adjacent businesses. Additionally, this goodwill is deductible for US tax purposes in a period of 15 years.

The income statement information of this acquisition for the period from the acquisition date through to December 31, 2020 is as follows:

Income Statement	2020
Total revenues	Ps.	11,275
Income before income taxes		525
Net income	Ps.	498

4.1.1 Other acquisitions

During 2020, the Company completed the acquisition of 100% of Southeastern Paper Group, Inc., which amounted to Ps. 2,984 fully paid in cash. This acquisition, was primarily related to the following: on December 31, 2020, the Company completed the acquisition of SEPG, increasing its specialized distribution footprint in the United States.

The Company is in the process of finalizing the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed. This process is expected to be completed for each acquisition within 12 months of the acquisition date.

The Company finalized the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed for acquisitions completed during the prior year, with no significant variations to the preliminary allocation to the fair value of the net assets acquired, which were included in its audited annual consolidated financial statements as at and for the year ended December 31, 2019, primarily related to the following: (1) the acquisition of 100% of the Ecuadorian company Corporación Grupo FYBECA S.A. (“GPF”) which is included in the Company’s results since May, 2019; and (2) the acquisition of 100% of Brazilian company AGV Group (“AGV”) which is included in the Company’s results as of January, 2020.

The final allocation of the purchase prices to the fair value of the net assets acquired is as follows:

	2019
Total current assets (including cash acquired of Ps. 389)	Ps.	4,058
Total non-current assets		6,761
Total assets		10,819
Total liabilities		(8,178)
Net assets acquired		2,641
Goodwill (1)		5,219
Non-controlling interest (2)		(53)
Total consideration transferred		7,807
Amount to be paid		147
Cash acquired		389
Net cash paid		7,271

(1)As a result of the purchase price allocation which was finalized in 2020, additional fair value adjustments from those recognized in 2019 have been recognized as follows: an increase in total net assets of Ps. 1,460 (from which Ps. 908 are customer relationships and Ps. 389 trademark rights), a decrease in goodwill of Ps. 1,323 and an additional consideration transferred during 2020 of Ps. 137.
(2)Non-controlling interests were measured using the net asset value method.

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

4.1.2 Acquisitions of Coca-Cola FEMSA

Coca-Cola FEMSA completed the following acquisitions during 2018: (1) acquisition of 100% of the Alimentos y Bebidas del Atlántico, S.A. (“ABASA”) in Guatemala, included in the Company results since May, 2018; (2) acquisition of 100% of Comercializadora y Distribuidora Los Volcanes, S.A. (“Los Volcanes”) in Guatemala included in the Company’ consolidated results beginning on May, 2018; and (3) acquisition of 100% of Montevideo Refrescos, S.R.L. (“MONRESA”) in Uruguay which is included in the consolidated financial results beginning on July 2018.

The final allocation on the purchase prices to the fair value of the net assets acquired is as follows:

	2018
Total current assets (including cash acquired of Ps. 860)	Ps.	1,864
Total non-current assets		4,031
Distribution rights		1,715
Total assets		7,610
Total liabilities		(3,961)
Net assets acquired		3,649
Goodwill(1)		2,903
Total consideration transferred		6,552
Cash acquired		(860)
Net cash paid	Ps.	5,692

(1)	As a result of the purchase price allocation which was finalized in 2019, additional fair value adjustments from those recognized in 2018 have been recognized as follows: decrease in total non-current assets amounted to Ps. 236, distribution rights of Ps. 2,887 and increase in goodwill of Ps. 2,903.

Coca-Cola FEMSA expects to recover the registered amounts recorded as goodwill through the synergies related to the available production capacity.

The income statement information of these acquisitions for the period from the acquisition date through to December 31, 2018 is as follows:

Income Statement	2018
Total revenues	Ps.	4,628
Income before income taxes		496
Net income	Ps.	413

Unaudited Pro Forma Financial Data

The following unaudited consolidated pro forma financial data represent the Company’s historical financial information, adjusted to give effect to (i) the acquisitions of Waxie and North American as if these acquisitions have occurred on January 1, 2020; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired company.

Unaudited consolidated pro forma financial data for the acquisitions, is as follows:

	For the year ended
	December 31, 2020
Total revenues	Ps.	508,367
Income before income taxes and share of the profit of equity accounted investees		20,019
Net income		4,464
Basic net controlling interest income per share Series “B”	Ps.	(0.06)
Basic net controlling interest income per share Series “D”		(0.08)

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisitions of GPF and AGV as if these acquisitions has occurred on January 1, 2019; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired company.

Unaudited consolidated pro forma financial data for the acquisitions, is as follows:

	For the year ended
	December 31, 2019
Total revenues	Ps.	516,496
Income before income taxes and share of the profit of equity accounted investees		33,823
Net income		29,516
Basic net controlling interest income per share Series “B”	Ps.	1.11
Basic net controlling interest income per share Series “D”		1.38

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) Coca-Cola FEMSA’s acquisitions and the Company’s acquisition of Caffenio as if these acquisitions have occurred on January 1, 2018; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired company.

Unaudited consolidated pro forma financial data for the acquisitions, is as follows:

	For the year ended
	December 31, 2018
Total revenues	Ps.	473,420
Income before income taxes and share of the profit of equity accounted investees		34,266
Net income		33,521
Basic net controlling interest income per share Series “B”	Ps.	1.22
Basic net controlling interest income per share Series “D”		1.52

4.2. Disposals

4.2.1 Specialty’s

Specialty’s was a Café & Bakery business based on California, Washington and Illinois. The COVID-19 pandemic started to expand across The United States in the last weeks of March 2020, which triggered an economic crisis. In this context of uncertainty and adverse environment, the Company had financial and economic setbacks with significant impacts in sales, as well as its profitability due to the government’s contingency plans for the disease which included mobility restrictions. Therefore, on May 15, 2020, the Company announced its decision to close Specialty’s operations. Such decision was approved by the Company’s board on the date previously specified. Consequently, on May 26, 2020, the Company’s board approved the filing for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code, which was filed on May 27, 2020. As a result of filing under Chapter 7, the Company lost control over this subsidiary and consequently it was deconsolidated. The case is being handled in the California Northern Bankruptcy Court.

The effects in FEMSA’s consolidated income statement in other income and expenses due to Specialty’s closing are the following:

2020
Impairment of long-lived assets	Ps.	2,021

4.2.2 Discontinued operations (Coca‐Cola FEMSA Philippines)

On August 16, 2018, Coca-Cola FEMSA announced its decision to exercise the put option to sell its 51% stake in CCFPI to The Coca-Cola Company. Such decision was approved by the Company’s board on August 6, 2018. Consequently beginning August 31, 2018 CCFPI had been classified as an asset held for sale and its operations as a discontinued operation in the financial statements for December 31, 2017 and 2018. Previously CCFPI represented the Asia division and was considered an independent segment until December 31, 2017. Coca-Cola FEMSA Philippines was sold on December 13, 2018.

Income statement of discontinued operations

For the year ended December 31, 2018, the income statement of discontinued operations was as follows:

	2018
Total revenues	Ps.	24,167
Cost of goods sold		17,360
Gross profit		6,807
Operating expenses		5,750
Other expenses, net		7
Financial income, net		(185)
Foreign exchange gain, net		(73)
Income before income taxes		1,308
Income taxes		466
Net income for discontinued operations	Ps.	842
Less: non-controlling interest in discontinued operations		391
Controlling interest in discontinued operations	Ps.	451
Accumulated currency translation effect for the subsidiary disposal		(811)
Gain from sale		3,335
Net income for subsidiary disposal – controlling interest		2,975
Net income from discontinued operations	Ps.	3,366

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

	December 31, 2020		December 31, 2019
Cash and bank balances	Ps.	43,990	Ps.	31,905
Cash equivalents (see Note 3.5)		63,634		33,657
	Ps.	107,624	Ps.	65,562

Note 6. Investments

As of December 31, 2020 and 2019, current investments with maturity greater than three months but less than twelve months period are carried at amortized cost, and their carrying value is similar to their fair value. The following is a detail of such investments:

Fixed rate
Corporate debt securities	2020		2019
Acquisition cost	Ps.	658	Ps.	1,048
Accrued interest		4		4
Total fixed rate		662		1,052
Variable rate
Corporate debt securities
Acquisition cost		—		11,307
Accrued interest		—		7
Total variable rate		—		11,314
Total investments	Ps.	662	Ps.	12,366

Note 7. Trade Accounts Receivable, Net

	December 31, 2020		December 31, 2019
Trade accounts receivable	Ps.	26,309	Ps.	26,942
The Coca-Cola Company (see Note 15)		509		802
Loans to employees		118		115
Heineken Group (see Note 15)		1,167		749
Others		2,608		3,214
Allowance for expected credit losses		(2,462)		(2,189)
	Ps.	28,249	Ps.	29,633

7.1 Trade receivables

Trade receivables representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs.

Because less than 8% of the trade accounts receivables is unrecoverable, the Company does not have customers classified as "high risk,” which would be eligible to have special management conditions for the credit risk. As of December 31, 2020, the main customers of the Company represent, in aggregate form, the expected loss on 13%.

In 2020, during the COVID-19 pandemic, governments implemented several preventive measures such as social distancing and the temporary closure of certain points of sale considered as non-essential. As such measures were relaxed, most businesses were able to reopen and this allowed us to recover the accounts receivable. Given that the impact in this item was not material, the Company did not implement any relevant change to our models to estimate the receivables’ provisions.

The allowance is calculated under an expected loss model that recognizes the impairment losses throughout the life of the contract. For this particular case, because the accounts receivable are generally outstanding for less than one year, the Company defined an impairment estimation model under a simplified approach of expected loss through a parametric model.

The parameters used within the model are:

●	Breach probability;
●	Losses severity;
●	Financing rate;
●	Special recovery rate; and
●	Breach exposure.

Aging of accounts receivable (days current or outstanding)

	December 31,		December 31,
	2020		2019
Current	Ps.	24,556	Ps.	24,696
0‑30 days		2,024		3,278
31‑60 days		836		1,345
61‑90 days		317		668
91‑120 days		438		244
120+ days		2,540		1,591
Total	Ps.	30,711	Ps.	31,822

7.2 Changes in the allowance for expected credit losses

	2020		2019		2018
Balance at the beginning of the period	Ps.	2,189	Ps.	2,114	Ps.	1,375
Effect of adoption of IFRS 9		—		—		468
Adjusted balance at the beginning of the period		2,189		2,114		1,843
Allowance for the period		591		709		348
Additions (write-offs) of uncollectible accounts (1)		(613)		(269)		(402)
Addition from business combinations		273		—		1
Effects of changes in foreign exchange rates		22		(365)		324
Balance at the end of the period	Ps.	2,462	Ps.	2,189	Ps.	2,114

(1)In 2018, includes the effect of Coca‐Cola FEMSA Philippines, Inc. sale for an aggregate amount of $ 82.

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and disperse.

7.3 Payments from The Coca-Cola Company

The Coca-Cola Company participates in certain advertising and promotional programs as well as in the Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. Contributions received by Coca-Cola FEMSA for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2020, 2019 and 2018 contributions due were Ps. 1,482, Ps. 2,274 and Ps. 3,542, respectively.

Note 8. Inventories

	December 31,		December 31,
	2020		2019
Finished products	Ps.	36,603	Ps.	32,853
Raw materials		4,756		5,331
Spare parts		1,118		1,198
Work in process		114		113
Inventories in transit		1,443		1,528
	Ps.	44,034	Ps.	41,023

For the years ended 2020, 2019 and 2018, the Company recognized write-downs of its inventories for Ps. 2,046, Ps. 2,992 and Ps. 2,006 to net realizable value, respectively.

For the years ended 2020, 2019 and 2018, changes in inventories are comprised of the following and included in the consolidated income statement under the cost of goods sold caption:

	2020		2019		2018
Changes in inventories of finished goods and work in progress	Ps.	209,410	Ps.	221,540	Ps.	204,688
Raw materials and consumables used		79,896		84,502		79,825
Total	Ps.	289,306	Ps.	306,042	Ps.	284,513

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other current assets

	December 31,		December 31,
	2020		2019
Prepaid expenses	Ps.	2,424	Ps.	2,201
Recoverable taxes		5		268
Agreements with customers		115		294
Licenses		261		575
Assets classified as held for sale		30		197
Other		84		553
	Ps.	2,919	Ps.	4,088

As of December 31, 2020 and 2019, Company’s prepaid expenses are as follows:

	December 31,		December 31,
	2020		2019
Advances for inventories	Ps.	1,651	Ps.	1,359
Advertising and promotional expenses paid in advance		93		89
Advances to service suppliers		30		60
Prepaid leases		93		239
Prepaid insurance		181		129
Others		376		325
	Ps.	2,424	Ps.	2,201

For the years ended December 31, 2020, 2019 and 2018, Company’s advertising and promotional expenses amounted to Ps. 7,471, Ps. 8,840 and Ps. 7,695, respectively.

9.2 Other current financial assets

	December 31,		December 31,
	2020		2019
Restricted cash	Ps.	77	Ps.	92
Derivative financial instruments (see Note 21)		573		1,008
Note receivables (1)		31		46
	Ps.	681	Ps.	1,146

(1)	The carrying value approximates its fair value as of December 31, 2020 and 2019.

The Company has pledged part of its cash in order to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2020 and 2019, the restricted cash pledged was held in:

	December 31,		December 31,
	2020		2019
U.S. Dollars	Ps.	74	Ps.	89
Chilean pesos		3		3
	Ps.	77	Ps.	92

The restricted cash in U.S. Dollars corresponds to operations in Brazil and consists of current deposits as requirements to guarantee the notes payable.

Note 10. Equity Accounted Investees

As of December 31, 2020 and 2019, Company’s equity accounted investees are as follows:

			Ownership Percentage			Carrying Value
	Principal		December 31,	December 31,		December 31,		December 31,
Investee	Activity	Place of Incorporation	2020	2019		2020		2019
Heineken (1) (2)	Beverages	The Netherlands	14.8%	14.8%	Ps.	87,291	Ps.	83,789
Coca-Cola FEMSA:
Joint ventures:
Compañía Panameña de Bebidas, S.A.P.I. de C.V.	Beverages	Mexico	-%	50.0%		—		486
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		181		172
Fountain Agua Mineral, L.T.D.A.	Beverages	Brazil	50.0%	50.0%		720		851
Associates:
Promotora Industrial Azucarera, S.A.	Sugar production		36.4%	36.4%		3,335		3,274
de C.V. (“PIASA”)		Mexico
Industria Envasadora de Querétaro, S.A.	Canned bottling	Mexico	26.5%	26.5%		192		194
de C.V. (“IEQSA”)
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		121		121
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	28.8%	28.8%		1,945		1,929
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	24.7%	24.7%		446		1,931
Other investments in Coca-Cola FEMSA’s companies	Various	Various	Various	Various		683		793
FEMSA Comercio:
Raizen Conveniências (4)	Proximity	Brazil	50.0%	—		2,763		3,410
Other investments (1) (3)	Various	Various	Various	Various		593		520
					Ps.	98,270	Ps.	97,470

(1)	Associate.
(2)	As of December 31, 2020 and 2019 comprised of 8.63% of Heineken, N.V. and 12.26% of Heineken Holding, N.V., which represents an economic interest of 14.76% in Heineken Group. The Company has significant influence, mainly, due to the fact that it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken Group.
(3)	Joint ventures.
(4)	On November 1, 2019, FEMSA Comercio – Proximity Division closed the acquisition of a 50% interest of Raízen Conveniências. The consideration amounted to R$ 357 million paid in cash and R$367 through notes payable, and such amounts include FEMSA Comercio’s prorrata portion of the investment requirements for the initial period of operations of the joint venture. Raízen is a company formed in 2010 from Cosan and Royal Dutch Shell in Brazil. The Joint Venture between FEMSA Comercio – Proximity Division and Raízen is limited to the convenience and proximity store business and excludes any other Raízen operations.

During 2020 Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. and to Compañía Panameña de Bebidas, S.A.P.I de C.V. for the amounts of Ps. 23 and Ps. 1,302, respectively. There were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. During 2019 Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. and Promotora Industrial Azucarera, S.A. de C.V. in the amounts of Ps. 204 and Ps. 111, respectively, and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2020 the Company recognized impairments on its investment in Compañía Panameña de Bebidas, S.A.P.I. de C.V. and Leao Alimentos y Bebidas LTDA. for the amounts of Ps. 1,463 and Ps. 1,038, respectively. During 2019 the Company recognized an impairment on its investment in Compañía Panameña de Bebidas, S.A.P.I. de C.V. for the amount of Ps. 948, which was included in the other expenses line.

On September 30, 2020, Coca-Cola FEMSA that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A..P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, Coca-Cola FEMSA agreed with the buyer to receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. Coca-Cola FEMSA estimated the amount of the payments to be received based on the forecasts of the business and calculated their net present value. As of December 31, 2020, the financial asset recognized in the consolidated statement of financial position has a total value of Ps. 8. This transaction is presented in the other expenses line of the consolidated financial statements as Coca-Cola FEMSA concluded did not achieve the requirements to be considered as a discontinued operation under IFRS 5.

During 2020, Coca-Cola FEMSA received dividends from Industria Envasadora de Querétaro, S.A. de C.V. for the amount of Ps. 16 and during 2019, Coca-Cola FEMSA received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. for the amount of Ps. 1.

On April 30, 2010, the Company acquired an economic interest of 20% of Heineken Group. Heineken’s main activities are the production, distribution and marketing of beer worldwide. On September 18, 2017, the Company concluded the sale of a portion of its investment, representing 5.2% combined economic interest, consisting of 22,485,000 Heineken N.V. shares and 7,700,000 Heineken Holding N.V. shares at the price of €. 84.50 and €. 78.00 per share, respectively. The Company recognized an equity (loss) income of Ps. (434), Ps. 6,428 and Ps. 6,478 net of taxes based on its economic interest in Heineken Group for the years ended December 31, 2020, 2019 and 2018, respectively. The economic interest as of December 31, 2020 and 2019 was 14.8%. The Company’s share of the net (loss) income attributable to equity holders of Heineken Group exclusive of amortization of adjustments amounted to Ps. (842) (€. (30) million), Ps. 6,885 (€.319 million) and Ps. 6,320 (€.281 million), for the years ended December 31, 2020, 2019 and 2018, respectively. Summarized financial information in respect of the associate Heineken Group accounted for under the equity method is set out below.

	December 31, 2020				December 31, 2019
Amounts in millions	Peso		Euro		Peso		Euro
Total current assets	Ps.	221,182	€.	9,020	Ps.	177,829	€.	8,419
Total non-current assets		824,210		33,612		804,443		38,085
Total current liabilities		266,497		10,868		259,952		12,307
Total non-current liabilities		425,984		17,372		356,671		16,886
Total equity		352,911		14,392		365,648		17,311
Equity attributable to equity holders (1)		328,393		13,392		341,062		16,147
Total revenue and other income	Ps.	479,996	€.	19,771	Ps.	511,125	€.	24,064
Total cost and expenses		461,108		18,993		433,959		20,431
Net (loss) income	Ps.	(2,136)	€.	(88)	Ps.	50,424	€.	2,374
Net (loss) income attributable to equity holders		(4,953)		(204)		46,006		2,166
Other comprehensive (loss) income		(48,944)		(2,016)		3,951		186
Total comprehensive (loss) income	Ps.	(51,080)	€.	(2,104)	Ps.	54,375	€.	2,560
Total comprehensive (loss) income attributable to equity holders		(51,639)		(2,127)		49,447		2,328

(1)	Following the IFRS Interpretations Committee agenda decision in January 2019 regarding tax deposits (relating to taxes other than income tax), Heineken Group changed its accounting policy with regards to payments relating to contingent liabilities.

Reconciliation from the equity of the associate Heineken Group to the investment of the Company.

	December 31, 2020				December 31, 2019
Amounts in millions	Peso		Euro		Peso		Euro
Equity attributable to equity holders of Heineken (1)	Ps.	328,393	€.	13,392	Ps.	341,062	€.	16,147
Economic ownership percentage		14.76%		14.76%		14.76%		14.76%
Investment in Heineken investment exclusive of goodwill and other adjustments	Ps.	48,471	€.	1,977	Ps.	50,341	€.	2,383
Effects of fair value determined by purchase price allocation		17,226		702		14,839		703
Goodwill		21,594		881		18,609		881
Heineken investment	Ps.	87,291	€.	3,560	Ps.	83,789	€.	3,967

(1)	Related to the change in Heineken’s accounting policy mentioned in the table above, the Company recognized the accumulated effects as of January 1, 2019.

As of December 31, 2020 and 2019, the fair value of the Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 14.8% of its outstanding shares amounted to Ps. 176,718 (€.7,255 million) and Ps. 164,504 (€.7,769 million) based on quoted market prices of those dates. As of April 9, 2021, fair value amounted to €. 7,347 million.

During the years ended December 31, 2020, 2019 and 2018, the Company received dividends distributions from Heineken Group, amounting to Ps. 2,322, Ps. 3,031 and Ps. 2,872, respectively.

For the years ended December 31, 2020, 2019 and 2018 the equity (loss) earnings recognized for associates of Coca-Cola FEMSA was Ps. (124), Ps. 84 and Ps. 44, respectively.

For the years ended December 31, 2020, 2019 and 2018 the equity (loss) earnings recognized for joint ventures of Coca-Cola FEMSA was Ps. (157), Ps. (215) and Ps. (270), respectively.

For the year ended December 31, 2020, 2019 and 2018, the Company’s share of other comprehensive income from equity investees, net of taxes are as follows:

	2020		2019		2018
Items that may be reclassified to consolidated net income:
Valuation of the effective portion of derivative financial instruments	Ps.	(14)	Ps.	—	Ps.	(355)
Exchange differences on translating foreign operations		(5,934)		1,058		(5)
Total	Ps.	(5,948)	Ps.	1,058	Ps.	(360)
Items that may not be reclassified to consolidated net income in subsequent periods:
Remeasurements of the net defined benefit liability	Ps.	(111)	Ps.	(389)	Ps.	597

Note 11. Property, Plant and Equipment, Net

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Cost	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
Cost as of January 1,2018	Ps.	13,589	Ps.	25,972	Ps.	80,302	Ps.	17,465	Ps.	21,532	Ps.	7,390	Ps.	19,666	Ps.	1,028	Ps.	186,944
Additions		334		877		6,926		644		2,888		6,482		3,322		111		21,584
Additions from business acquisitions		25		451		4,128		537		393		290		2		41		5,867
Transfer of completed projects in progress		526		567		2,193		1,711		3		(4,927)		(93)		20		—
Transfer (to)/from assets classified as held for sale		—		—		(127)		—		—		—		—		—		(127)
Disposals		(93)		(152)		(4,623)		(614)		(312)		(633)		(748)		(21)		(7,196)
Philippines disposal		(4,654)		(2,371)		(11,621)		(2,415)		(10,116)		(489)		(236)		—		(31,902)
Effects of changes in foreign exchange rates		(401)		(1,079)		(3,526)		(759)		(251)		(330)		(354)		(293)		(6,993)
Changes in value on the recognition of inflation effects		242		816		2,552		465		612		66		—		9		4,762
Cost as of December 31, 2018	Ps.	9,568	Ps.	25,081	Ps.	76,204	Ps.	17,034	Ps.	14,749	Ps.	7,849	Ps.	21,559	Ps.	895	Ps.	172,939

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Cost	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
Cost as of January 1,2019	Ps.	9,568	Ps.	25,081	Ps.	76,204	Ps.	17,034	Ps.	14,749	Ps.	7,849	Ps.	21,559	Ps.	895	Ps.	172,939
Additions		309		1,134		6,826		636		2,581		8,421		2,907		112		22,926
Additions from business acquisitions		146		806		686		—		—		—		466		—		2,104
Changes in the fair value of past acquisitions		142		227		50		(13)		—		—		7		(8)		405
Transfer of completed projects in progress		(253)		581		3,694		1,396		359		(6,284)		496		11		—
Transfer (to)/from assets classified as held for sale		—		—		(410)		—		—		—		—		(49)		(459)
Disposals		(15)		(254)		(3,195)		(1,032)		(1,056)		(33)		(170)		(38)		(5,793)
Effects of changes in foreign exchange rates		(329)		(1,147)		(2,463)		(961)		(833)		(370)		26		(130)		(6,207)
Effects on the recognition of inflation effects		114		366		1,254		241		352		18		—		—		2,345
Cost as of December 31, 2019	Ps.	9,682	Ps.	26,794	Ps.	82,646	Ps.	17,301	Ps.	16,152	Ps.	9,601	Ps.	25,291	Ps.	793	Ps.	188,260

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Cost	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
Cost as of January 1,2020	Ps.	9,682	Ps.	26,794	Ps.	82,646	Ps.	17,301	Ps.	16,152	Ps.	9,601	Ps.	25,291	Ps.	793	Ps.	188,260
Additions		241		616		5,277		137		2,613		6,979		2,611		185		18,659
Additions from business acquisitions		158		—		200		—		—		3		46		81		488
Changes in the fair value of past acquisitions		—		—		59		—		—		—		—		—		59
Transfer of completed projects in progress		4		809		3,471		1,192		57		(5,644)		110		1		—
Transfer (to)/from assets classified as held for sale		—		—		449		—		—		—		—		—		449
Disposals		(13)		(122)		(3,358)		(1,073)		(561)		(12)		(808)		(58)		(6,005)
Specialty's disposal		—		—		(775)		—		—		(24)		(1,036)		—		(1,835)
Effects of changes in foreign exchange rates		(238)		(1,135)		(2,233)		(797)		(629)		(339)		310		(97)		(5,158)
Effects on the recognition of inflation effects		88		293		990		189		291		(30)		3		—		1,824
Cost as of December 31, 2020	Ps.	9,922	Ps.	27,255	Ps.	86,726	Ps.	16,949	Ps.	17,923	Ps.	10,534	Ps.	26,527	Ps.	905	Ps.	196,741

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Accumulated Depreciation	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
Accumulated Depreciation as of January 1,2018	Ps.	—	Ps.	(6,051)	Ps.	(34,308)	Ps.	(8,996)	Ps.	(13,423)	Ps.	—	Ps.	(6,956)	Ps.	(498)	Ps.	(70,232)
Depreciation for the year		—		(786)		(7,437)		(1,752)		(2,827)		—		(1,763)		(133)		(14,698)
Transfer to/(from) assets classified as held for sale		—		—		78		—		—		—		—		—		78
Disposals		—		69		4,970		579		204		—		571		—		6,393
Philippines disposal		—		700		6,125		2,083		7,225		—		77		—		16,210
Effects of changes in foreign exchange rates		—		112		404		250		631		—		141		143		1,681
Changes in value on the recognition of inflation effects		—		(223)		(2,692)		(338)		(516)		—		—		—		(3,769)
																		—
Accumulated Depreciation as of December 31, 2018	Ps.	—	Ps.	(6,179)	Ps.	(32,860)	Ps.	(8,174)	Ps.	(8,706)	Ps.	—	Ps.	(7,930)	Ps.	(488)	Ps.	(64,337)

											Investments
					Machinery						in Fixed
					and		Refrigeration				Assets in		Leasehold
Accumulated Depreciation	Land		Buildings		Equipment		Equipment		Returnable Bottles		Progress		Improvements		Other		Total
Accumulated Depreciation as of January 1,2019	Ps.	—	Ps.	(6,179)	Ps.	(32,860)	Ps.	(8,174)	Ps.	(8,706)	Ps.	—	Ps.	(7,930)	Ps.	(488)	Ps.	(64,337)
Depreciation for the year		—		(937)		(7,862)		(1,862)		(2,734)		—		(1,985)		(88)		(15,468)
Transfer to/(from) assets classified as held for sale		—		—		262		—		—		—		—		—		262
Disposals		—		46		1,967		966		1,079		—		115		31		4,204
Effects of changes in foreign exchange rates		—		264		1,249		583		572		—		64		63		2,795
Changes in value on the recognition of inflation effects		—		(92)		(629)		(164)		(302)		—		(2)		(14)		(1,203)
																		—
Accumulated Depreciation as of December 31, 2019	Ps.	—	Ps.	(6,898)	Ps.	(37,873)	Ps.	(8,651)	Ps.	(10,091)	Ps.	—	Ps.	(9,738)	Ps.	(496)	Ps.	(73,747)

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Accumulated Depreciation	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
Accumulated Depreciation as of January 1,2020	Ps.	—	Ps.	(6,898)	Ps.	(37,873)	Ps.	(8,651)	Ps.	(10,091)	Ps.	—	Ps.	(9,738)	Ps.	(496)	Ps.	(73,747)
Depreciation for the year		—		(828)		(8,390)		(1,832)		(2,779)		—		(2,404)		(145)		(16,378)
Transfer to/(from) assets classified as held for sale		—		—		(282)		—		—		—		0		—		(282)
Disposals		—		38		2,707		989		536		—		492		38		4,800
Specialty's disposal		—		—		625		—		—		—		649		—		1,274
Effects of changes in foreign exchange rates		—		127		698		464		432		—		(123)		170		1,768
Changes in value on the recognition of inflation effects		—		(82)		(595)		(132)		(250)		—		(6)		(5)		(1,070)
Accumulated Depreciation as of December 31, 2020	Ps.	—	Ps.	(7,643)	Ps.	(43,110)	Ps.	(9,162)	Ps.	(12,152)	Ps.	—	Ps.	(11,130)	Ps.	(438)	Ps.	(83,635)

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Carrying Amount	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
As of December 31, 2018	Ps.	9,568	Ps.	18,902	Ps.	43,344	Ps.	8,860	Ps.	6,043	Ps.	7,849	Ps.	13,629	Ps.	407	Ps.	108,602
As of December 31, 2019	Ps.	9,682	Ps.	19,896	Ps.	44,773	Ps.	8,650	Ps.	6,061	Ps.	9,601	Ps.	15,553	Ps.	297	Ps.	114,513
As of December 31, 2020	Ps.	9,922	Ps.	19,612	Ps.	43,616	Ps.	7,787	Ps.	5,771	Ps.	10,534	Ps.	15,397	Ps.	467	Ps.	113,106

For the years ended December 31, 2020, 2019 and 2018, the Company did not recognize any capitalization of borrowing costs.

Note 12. Leases

During 2020, the activity in the consolidated right-of-use assets reported in our financial statements was as follows:

	Land and
	buildings		Other (1)	Total
Cost as of January 1,2020	Ps.	51,926	758	52,684
Additions		6,478	1,504	7,982
Additions from business combinations		1,414	351	1,765
Disposals (2)		(2,190)	(114)	(2,304)
Remeasurements		3,749	84	3,833
Depreciation		(8,138)	(491)	(8,629)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		(475)	(109)	(584)
Right-of-use assets, net as of December 31, 2020	Ps.	52,764	1,983	54,747

(1)	Other assets mainly include transportation equipment and servers.
(2)	Includes Specialty’s disposal for an amount of Ps. 690.

As of December 31, 2020, the lease liabilities are integrated as follows:

	December 31, 2020
Maturity analysis – contractual undiscounted cash flows
Less than one Year	Ps.	11,511
One to five years		36,172
Five to ten years		27,088
More than ten years		13,823
Total undiscounted lease liabilities at December 31		88,594
Lease liabilities included in the statement of financial position at December 31		58,308
Current		6,772
Non-Current	Ps.	51,536

As December 31, 2020, the weighted average incremental borrowing rate was 9.49%.

The interest expense for leases reported in the income statement for the year ended December 31, 2020 was Ps. 5,075.

The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2020 was Ps. 508.

For the year ended December 31, 2020, the amounts recognized in the consolidated statement of cash flows related to leases is Ps. 9,810.

As of December 31, 2020, the accumulated amount of concessions, decreases or cancellations for rent, which arose as a direct consequence of COVID-19 were not material. The Company applied the practical expedient to all decreases that met the criteria of the amendment to IFRS 16 effective as of June 1, 2020.

During 2019, the activity in the consolidated right-of-use assets reported in our financial statements was as follows:

	Land and
	buildings		Other (1)	Total
Cost as of January 1,2019	Ps.	49,112	1,108	50,220
Additions		7,406	96	7,502
Additions from business combinations		2,187	—	2,187
Disposals		(827)	(5)	(832)
Remeasurements		2,299	(9)	2,290
Depreciation		(7,492)	(401)	(7,893)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		(759)	(31)	(790)
Right-of-use assets, net as of December 31, 2019	Ps.	51,926	758	52,684

(1)Other assets mainly include transportation equipment and servers.

As of December 31, 2019, the lease liabilities are integrated as follows:

	December 31, 2019
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps.	10,655
One to five years		40,262
Five to ten years		24,053
More than ten years		11,884
Total undiscounted lease liabilities at December 31		86,854
Lease liabilities included in the statement of financial position at December 31		54,679
Current		7,387
Non-Current	Ps.	47,292

As December 31, 2019, the weighted average incremental borrowing rate was 10.18%.

The interest expense for leases reported in the income statement for the year ended December 31, 2019 was Ps. 4,774.

The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2019 was Ps. 430.

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

Variable lease payments based on sales

Some leases of retail stores contain variable lease payments that are based on sales that the Company makes at the store. Variable rental payments were not significant for the year ended December 31, 2020.

The Company expects the relative proportions of fixed and variable lease payments to remain broadly consistent in future years.

Extension options

Some leases of office buildings, cellars and retail stores contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by FEMSA and not by the lessor, in other words, the lessee has the unilateral right to exercise the extension option. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. FEMSA reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Except for some business units, FEMSA consider that the “reasonably certain” criteria is met when a new lease contract is signed by both, the Company and the lessor, which usually occurs within a short period of the expiration of the current lease term. Extension options on leases do not represent a significant impact on the right-of-use assets at December 31, 2020.

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

Note 13. Intangible Assets

	Rights to Produce
	and Distribute						Other Indefinite		Total		Technology								Total
	Coca-Cola						Lived		Unamortized		Costs and		Systems in						Amortized		Total
	Trademark Products		Goodwill		Trademark Rights		Intangible Assets		Intangible Assets		Management Systems		Development		Alcohol Licenses		Other		Intangible Assets		Intangible Assets
Cost as of January 1,2018	Ps.	91,902	Ps.	43,449	Ps.	7,185	Ps.	2,257	Ps.	144,793	Ps.	7,103	Ps.	1,291	Ps.	1,637	Ps.	3,843	Ps.	13,874	Ps.	158,667
Additions		—		75		—		71		146		1,051		371		131		94		1,647		1,793
Acquisitions from business combinations (see Note 4)		4,602		842		170		—		5,614		35		57		—		291		383		5,997
Changes in fair value of past acquisitions		—		272		—		—		272		—		—		—		—		—		272
Internal development		—		—		—		—		—		—		—		—		41		41		41
Transfer of completed development systems		—		—		—		—		—		904		(904)		—		—		—		—
Disposals		—		—		—		(2)		(2)		(43)		—		—		(146)		(189)		(191)
Philippines disposal		(3,882)		—		—		—		(3,882)		—		—		—		(596)		(596)		(4,478)
Effect of movements in										—										—		—
exchange rates		(5,005)		(4,108)		(656)		(349)		(10,118)		(343)		(38)		—		(311)		(692)		(10,810)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		57		57		57
Cost as of December 31, 2018	Ps.	87,617	Ps.	40,530	Ps.	6,699	Ps.	1,977	Ps.	136,823	Ps.	8,707	Ps.	777	Ps.	1,768	Ps.	3,273	Ps.	14,525	Ps.	151,348

	Rights to Produce
	and Distribute						Other		Total		Technology								Total		Total
	Coca-Cola						Indefinite Lived		Unamortized		Costs and		Systems in						Amortized		Intangible
	Trademark Products		Goodwill		Trademark Rights		Intangible Assets		Intangible Assets		Management Systems		Development		Alcohol Licenses		Other		Intangible Assets		Assets
Cost as of January 1,2019	Ps.	87,617	Ps.	40,530	Ps.	6,699	Ps.	1,977	Ps.	136,823	Ps.	8,707	Ps.	777	Ps.	1,768	Ps.	3,273	Ps.	14,525	Ps.	151,348
Additions		—		—		—		164		164		824		334		191		685		2,034		2,198
Acquisitions from business combinations (see Note 4)		—		6,542		469		—		7,011		759		—		—		12		771		7,782
Changes in fair value of past acquisitions		(2,887)		2,903		—		153		169		(6)		—		—		(185)		(191)		(22)
Transfer of completed development systems		—		—		—		—		—		412		(413)		—		1		—		—
Disposals		—		—		(48)		—		(48)		(580)		—		(130)		—		(710)		(758)
Effect of movements in exchange rates		(3,475)		(2,069)		(520)		(134)		(6,198)		(553)		(23)		—		(337)		(913)		(7,111)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		(6)		(6)		(6)
Cost as of December 31, 2019	Ps.	81,255	Ps.	47,906	Ps.	6,600	Ps.	2,160	Ps.	137,921	Ps.	9,563	Ps.	675	Ps.	1,829	Ps.	3,443	Ps.	15,510	Ps.	153,431

	Rights to Produce
	and Distribute						Other Indefinite		Total		Technology								Total		Total
	Coca-Cola				Trademark		Lived		Unamortized		Costs and		Systems in		Alcohol				Amortized		Intangible
	Trademark Products		Goodwill		Rights		Intangible Assets		Intangible Assets		Management Systems		Development		Licenses		Other (1)		Intangible Assets		Assets
Cost as of January 1,2020	Ps.	81,255		47,906	Ps.	6,600	Ps.	2,160	Ps.	137,921	Ps.	9,563	Ps.	675	Ps.	1,829	Ps.	3,443	Ps.	15,510	Ps.	153,431
Additions		1		—		—		—		1		771		202		111		398		1,482		1,483
Acquisitions from business combinations (see Note 4)		—		12,080		2,101		—		14,181		26		—		—		8,597		8,623		22,804
Changes in the fair value of past acquisitions		—		(1,323)		347		(361)		(1,337)		—		—		—		1,268		1,268		(69)
Transfer of completed development systems		—		—		—		—		—		397		(399)		—		2		—		—
Disposals		—		(183)		(116)		(305)		(604)		(164)		(6)		(43)		(373)		(586)		(1,190)
Specialty's disposal		—		(1,194)		(215)		(11)		(1,420)		—		—		—		(5)		(5)		(1,426)
Effect of movements in exchange rates		(4,607)		(4,466)		(70)		(59)		(9,202)		276		(40)		—		(1,614)		(1,378)		(10,580)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		38		38		38
Cost as of December 31, 2020	Ps.	76,649	Ps.	52,820	Ps.	8,647	Ps.	1,424	Ps.	139,540	Ps.	10,869	Ps.	432	Ps.	1,897	Ps.	11,754	Ps.	24,952	Ps.	164,492
(1)Includes customer relationships related to the acquisition through the controlling interest in NW Synergy Holdings LLC disclosed in Note 4.

	Rights to Produce
	and Distribute						Other Indefinite		Total		Technology								Total		Total
	Coca-Cola						Lived		Unamortized		Costs and		Systems in						Amortized		Intangible
Amortization and Impairment Losses	Trademark Products		Goodwill		Trademark Rights		Intangible Assets		Intangible Assets		Management Systems		Development		Alcohol Licenses		Other		Intangible Assets		Assets
Amortization as of January 1,2018	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(3,262)	Ps.	—	Ps.	(457)	Ps.	(855)	Ps.	(4,574)	Ps.	(4,574)
Amortization expense		—		—		—		—		—		(1,453)		—		(87)		(373)		(1,913)		(1,913)
Disposals		—		—		—		—		—		93		—		—		98		191		191
Philippines disposal		—		—		—		—		—		—		—		—		375		375		375
Effect of movements in exchange rates		—		—		—		—		—		236		—		—		(1)		235		235
Changes in value on the recognition of inflation effects		—		—		—		—		—		(51)		—		—		(1)		(52)		(52)
Amortization as of December 31, 2018	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(4,437)	Ps.	—	Ps.	(544)	Ps.	(757)	Ps.	(5,738)	Ps.	(5,738)
Amortization as of January 1,2019	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(4,437)	Ps.	—	Ps.	(544)	Ps.	(757)	Ps.	(5,738)	Ps.	(5,738)
Amortization expense		—		—		—		—		—		(1,351)		—		(123)		(337)		(1,811)		(1,811)
Disposals		—		—		—		—		—		445		—		30		—		475		475
Philippines disposal
Effect of movements in exchange rates		—		—		—		—		—		165		—		—		68		233		233
Changes in value on the recognition of inflation effects		—		—		—		—		—		(29)		—		—		1		(28)		(28)
Amortization as of December 31, 2019	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(5,207)	Ps.	—	Ps.	(637)	Ps.	(1,025)	Ps.	(6,869)	Ps.	(6,869)
Amortization as of January 1,2020	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(5,207)	Ps.	—	Ps.	(637)	Ps.	(1,025)	Ps.	(6,869)	Ps.	(6,869)
Amortization expense		—		—		—		—		—		(1,536)		—		(97)		(832)		(2,465)		(2,465)
Disposals		—		—		—		—		—		129		—		—		50		179		179
Effect of movements in exchange rates		—		—		—		—		—		142		—		—		51		193		193
Changes in value on the recognition of inflation effects		—		—		—		—		—		(29)		—		—		—		(29)		(29)
Amortization as of December 31, 2020	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,501)	Ps.	—	Ps.	(734)	Ps.	(1,756)	Ps.	(8,991)	Ps.	(8,991)

	Rights to Produce
	and Distribute						Other Indefinite		Total		Technology								Total			Total
	Coca-Cola						Lived		Unamortized		Costs and		Systems in						Amortized			Intangible
Carrying Amount	Trademark Products		Goodwill		Trademark Rights		Intangible Assets		Intangible Assets		Management Systems		Development		Alcohol Licenses		Other		Intangible Assets			Assets
As of December 31, 2018	Ps.	87,617	Ps.	40,530	Ps.	6,699	Ps.	1,977	Ps.	136,823	Ps.	4,270	Ps.	777	Ps.	1,224	Ps.	2,516	Ps.	8,787	Ps.	145,610
As of December 31, 2019	Ps.	81,255	Ps.	47,906	Ps.	6,600	Ps.	2,160	Ps.	137,921	Ps.	4,356	Ps.	675	Ps.	1,192	Ps.	2,418	Ps.	8,641	Ps.	146,562
As of December 31, 2020	Ps.	76,649	Ps.	52,820	Ps.	8,647	Ps.	1,424	Ps.	139,540	Ps.	4,368	Ps.	432	Ps.	1,163	Ps.	9,998	Ps.	15,961	Ps.	155,501

For the years ended December 31, 2020, 2019 and 2018, the Company did not recognize any capitalization of borrowing costs.

For the years ended 2020, 2019 and 2018, allocation for amortization expense is as follows:

	2020		2019		2018

Cost of goods sold	Ps.	288	Ps.	317	Ps.	399
Administrative expenses		1,412		953		858
Selling expenses		765		542		656
	Ps.	2,465	Ps.	1,812	Ps.	1,913

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	3 - 10
Alcohol Licenses	10 - 12

Coca-Cola FEMSA Impairment Tests for Cash-Generating Units Containing Goodwill and Distribution Rights

For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be a CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2020		December 31, 2019
Mexico	Ps.	56,352	Ps.	56,352
Guatemala		1,755		1,679
Nicaragua		433		420
Costa Rica		1,425		1,442
Panama		1,200		1,131
Colombia		4,414		4,367
Brazil		31,741		38,765
Argentina		312		306
Uruguay		2,450		2,626
Total	Ps.	100,082	Ps.	107,088

Goodwill and distribution rights are tested for impairments annually. The recoverable amounts are based on value in use calculations. The value in use of a CGU is determined based on the discounted cash flows method generated from the continuing use of the CGU.

The foregoing forecasts reflect the outcomes that Coca-Cola FEMSA consider most likely to occur based on the current situation of each of the CGUs including the macroeconomic situation in each CGU including the potential continue impacts of the COVID-19 pandemic which has heightened the inherent uncertainty in such estimations, the foregoing forecasts could differ from the results obtained over time.

The value in use of a CGU is determined based on the discounted cash flows method. The key assumptions used to calculate value in use are: volume, expected annual long-term inflation, and the weighted average cost of capital (WACC) used to discount the projected cash flows.

To determine the discount rate, Coca-Cola FEMSA uses the WACC as determined for each of the cash generating units in real terms and as described in following paragraphs.

The estimated discount rates to perform the impairment test for each CGU consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the businesses that are similar to those of Coca-Cola FEMSA.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated into the projected cash flow. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of Coca-Cola FEMSA and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is estimated based on the interest-bearing borrowings Coca-Cola FEMSA is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor in the market would consider. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The key assumptions used for the value-in-use calculations are as follows:

●	Cash flows were projected based on actual operating results and the five-year business plan. Cash flows for a further five-year were forecasted maintaining the same stable growth and margins per country of the last year base. Coca-Cola FEMSA believes that this forecasted period is justified due to the non-current nature of the business and past experiences.
●	Cash flows after the first ten-year period were extrapolated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.
●	A WACC per each CGU was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.

The key assumptions by CGU for impairment test as of December 31, 2020 were as follows:

			Expected Annual Long-	Expected Volume
			Term Inflation	Growth Rates
CGU	Pre-tax WACC	Post-tax WACC	2021‑2030	2021‑2030
Mexico	7.4%	5.3%	3.9%	2.0%
Colombia	11.0%	7.3%	2.8%	4.1%
Costa Rica	15.3%	10.8%	2.7%	4.3%
Guatemala	10.6%	8.3%	3.1%	6.8%
Nicaragua	20.6%	13.9%	3.7%	7.1%
Panama	8.8%	6.8%	1.5%	7.9%
Argentina	26.3%	20.4%	30.1%	3.9%
Brazil	9.1%	6.0%	3.0%	2.4%
Uruguay	9.9%	7.1%	7.8%	2.0%

The key assumptions by CGU for impairment test as of December 31, 2019 were as follows:

			Expected Annual Long-	Expected Volume
			Term Inflation	Growth Rates
CGU	Pre-tax WACC	Post-tax WACC	2020‑2029	2020‑2029
Mexico	7.3%	5.2%	3.5%	0.7%
Colombia	8.9%	6.2%	3.1%	4.0%
Costa Rica	13.8%	9.7%	2.2%	2.1%
Guatemala	9.1%	7.1%	4.0%	8.5%
Nicaragua	21.1%	12.4%	4.4%	3.0%
Panama	8.5%	6.6%	2.0%	5.4%
Argentina	21.6%	14.8%	39.2%	3.7%
Brazil	9.3%	5.6%	3.6%	2.0%
Uruguay	9.4%	6.8%	7.4%	2.0%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2020, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

Change in Volume
CGU	Change in WACC	Growth CAGR (1)	Effect on Valuation
Mexico	+0.4%	‑1.0%	Passes by 4.8x
Colombia	+0.4%	‑1.0%	Passes by 1x
Costa Rica	+1.1%	‑1.0%	Passes by 2.1x
Guatemala	+0.6%	‑1.0%	Passes by 29.7x
Nicaragua	+1.7%	‑1.0%	Passes by 1.1x
Panama	+0.3%	‑1.0%	Passes by 6.9x
Argentina	+3.0%	‑1.0%	Passes by 6.7x
Brazil	+0.6%	‑1.0%	Passes by 1.8x
Uruguay	+0.4%	‑1.0%	Passes by 2x

(1)	Compound Annual Growth Rate (“CAGR”).

FEMSA Comercio – Proximity Division, FEMSA Comercio – Health Division and FEMSA Comercio – Fuel Division Impairment Test for Cash-Generating Units Containing Goodwill

For the purpose of impairment testing, goodwill is allocated and monitored on an individual country basis by operating segment. The Company has integrated its cash generating units as follows: (i) FEMSA Comercio – Proximity Division is integrated as Mexico, and (ii) FEMSA Comercio – Health Division are integrated as Mexico, Chile, Colombia and Ecuador for each of them and (iii) FEMSA Comercio – Fuel Division includes only Mexico.

As of December 31, 2020 in FEMSA Comercio – Health Division there is a significant carrying amount of goodwill allocated in Chile and Colombia as a cash generating unit (South America) with a total carrying amount of Ps. 6,681.

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

The estimated discount rates to perform the IAS 36 “Impairment of assets,” impairment test for each CGU or group of CGUs consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the businesses that are similar to those of FEMSA Comercio –Health Division.

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

The key assumptions used for the value-in-use calculations are as follows:

●	Cash flows were projected based on actual operating results and the five-year business plan. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.
●	Cash flows projected based on actual operating results and five-year business plan were calculated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.
●	A per CGU-specific WACC was applied by FEMSA Comercio – Health Division as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.

The key assumptions by CGU for impairment test as of December 31, 2020 were as follows:

			Expected Annual
			Long-Term Inflation	Expected Volume Growth
CGU	Pre-tax WACC	Post-tax WACC	2021‑2030	Rates 2021‑2030
South America	8.3%	5.8%	2.8%	0.2%
(FEMSA Comercio – Health Division)

The key assumptions by CGU for impairment test as of December 31, 2019 were as follows:

			Expected Annual	Expected Volume
		Post-tax	Long-Term Inflation	Growth Rates
CGU	Pre-tax WACC	WACC	2020‑2029	2020‑2029
South America	9.4%	6.6%	3.0%	0.3%
(FEMSA Comercio – Health Division)

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2020, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 100 basis points in the sale’s compound annual growth rate (“CAGR”), concluding that no impairment would be recognized.

Change in Sales
CGU	Change in WACC	Growth CAGR (1)	Effect on Valuation
FEMSA Comercio – Health Division (South America)	+0.2%	‑0.5%	Passes by 1.34x

(1)	Compound Annual Growth Rate (“CAGR”).

Other Businesses Impairment Test for Cash-Generating Units Containing Goodwill and trademark rights.

For the purpose of impairment testing, goodwill and trademark rights are allocated and monitored on an individual country basis, which is considered to be a CGU. The Company has integrated its cash generating units as a specialized distribution platform for cleaning products and consumables, located in United States.

As of December 31, 2020 in specialized distribution there is a significant carrying amount of goodwill and trademark rights as a cash generating unit with a total carrying amount of Ps. 10,169. Goodwill and trademark rights are tested for impairments annually.

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

The estimated discount rates to perform the IAS 36 “Impairment of assets,” impairment test for each CGU or group of CGUs consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the businesses that are similar to those of specialized distribution.

The discount rates represent the current market assessment of the risks specific to each CGU or group of CGUs, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of the Company and its operating segments and is derived from its WACC. The WACC takes into account both debt and cost of equity. The cost of equity is derived from the expected return on investment by the Company’s investors. The cost of debt is based on the interest-bearing borrowings the Company is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor would assess in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The key assumptions used for the value-in-use calculations are as follows:

●	Cash flows were projected based on actual operating results and the five-year business plan. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.
●	Cash flows projected based on actual operating results and five-year business plan were calculated using a perpetual growth rate equal to the expected annual population growth, in order to calculate the terminal recoverable amount.
●	A per CGU-specific WACC was applied by specialized distribution as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.

The key assumptions by CGU for impairment test as of December 31, 2020 were as follows:

			Expected Annual
			Long-Term Inflation	Expected Volume Growth
CGU	Pre-tax WACC	Post-tax WACC	2021‑2025	Rates 2021‑2025
United States	8.2%	6.0%	2.0%	1.7%
(Specialized Distribution)

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

At December 31, 2020, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 100 basis points in the sale’s compound annual growth rate (“CAGR”), concluding that no impairment would be recognized.

Change in Sales
CGU	Growth CAGR (1)	Effect on Valuation
United States (Specialized Distribution)	‑0.5%	Passes by 1.25x

(1)Compound Annual Growth Rate (“CAGR”).

Note 14. Other Assets and Other Financial Assets

14.1 Other non-current assets

	December 31,		December 31,
	2020		2019
Agreement with customers	Ps.	731	Ps.	953
Long-term prepaid advertising expenses		333		341
Guarantee deposits (1)		2,009		2,407
Prepaid bonuses		239		226
Advances to acquire property, plant and equipment		184		203
Recoverable taxes		1,701		2,111
Indemnifiable assets from business combinations		1,609		2,948
Others		720		1,343
	Ps.	7,526	Ps.	10,532

(1)	As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits including those related to business acquisitions. See Note 26.7.

14.2 Other non-current financial assets

	December 31,		December 31,
	2020		2019
Non-current accounts receivable	Ps.	983	Ps.	938
Derivative financial instruments (see Note 21)		14,283		8,260
Others		334		172
Other investments in equity instruments(1)		16,786		13,310
	Ps.	32,386	Ps.	22,680

(1)	Corresponds to the acquisition of a minority stake in Jetro Restaurant Depot as of November 8, 2019. On October 9, 2020, the Company acquired an additional minority stake in Jetro. Refer to Note 3.7.3.

As of December 31, 2020 and 2019, the fair value of non-current accounts receivable amounted to Ps. 699 and Ps. 724, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivable of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

Note 15. Balances and Transactions with Related Parties and Affiliated Companies

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note.

The consolidated statements of financial position and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31,		December 31,
	2020		2019
Balances
Due from The Coca-Cola Company (see Note 7) (1) (8)	Ps.	509	Ps.	802
Balance with BBVA Bancomer, S.A. de C.V. (2)		1,092		6,798
Balance with Grupo Scotiabank Inverlat, S.A. (3)		2,016		510
Due from Heineken Group (1) (3) (7)		2,512		2,915
Other receivables (1) (4)		746		390
Due to The Coca-Cola Company (5) (6) (8)	Ps.	3,513	Ps.	4,417
Due to BBVA Bancomer, S.A. de C.V. (5)		1,062		1,696
Due to Heineken Group (6) (7)		3,273		4,308
Due to Grupo Financiero Scotiabank Inverlat, S.A. (5)		105		104
Other payables (6)		2,060		2,003

(1)	Presented within accounts receivable.
(2)	Presented within cash and cash equivalents.
(3)	Presented within other financial assets.
(4)	Presented within other current financial assets.
(5)	Recorded within bank loans and notes payable.
(6)	Recorded within accounts payable.
(7)	Associates.
(8)	Non-controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2020, 2019 and 2018, there was no expense resulting from uncollectible balances due from related parties.

Transactions	2020		2019		2018
Income:
Services to Heineken Group (1)	Ps.	3,181	Ps.	3,380	Ps.	3,265
Logistic services to Grupo Industrial Saltillo, S.A. de C.V. (3)		—		—		255
Logistic services to Jugos del Valle (1)		532		553		369
Interest revenues from BBVA Bancomer, S.A. de C.V. (3)		1,825		1,456		1,469
Interest revenues from Grupo Financiero Scotiabank Inverlat, S.A. (3)		295		447		––
Other revenues from related parties		764		404		242
Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.	32,222	Ps.	34,063	Ps.	32,379
Purchases of beer from Heineken Group (1) (5)		23,233		25,215		27,999
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (3)		5,774		6,194		5,763
Advertisement expense paid to The Coca-Cola Company (2) (4)		865		1,756		2,193
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		4,055		4,477		4,537
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		2,123		2,728		2,604
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (3)		232		144		230
Purchase of sugar from Beta San Miguel (3)		1,023		655		651
Purchase of sugar, cans and aluminum lids from Promotora Mexicana de Embotelladores, S.A. de C.V. (3)		—		—		739
Purchase of canned products from IEQSA (1)		226		682		596
Purchases to AdeS Alimentos y Bebidas(1)		338		497		592
Purchase of inventories to Leao Alimentos e Bebidas, L.T.D.A. (1)		1,253		1,867		2,654
Purchases of Material with Ecolab, Inc (3)		340		—		—
Advertising paid to Grupo Televisa, S.A.B. (3)		148		115		113
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (3)		7		—		12
Donations to Fundación FEMSA, A.C. (3)		171		195		232
Donations to Difusión y Fomento Cultural, A.C. (3)		55		61		63
Donations to ITESM (3)		310		215		192
Other expenses with related parties		619		319		423

(1)	Associates.
(2)	Non-controlling interest.
(3)	Members of the board of directors in FEMSA participate in the board of directors of this entity.
(4)	Net of the contributions from The Coca-Cola Company of Ps. 1,482, Ps. 2,274 and Ps. 3,542, for the years ended in 2020, 2019 and 2018, respectively.
(5)	Favorable resolution of Arbitration in Brazil on October 31, 2019, the arbitration tribunal in charge of the arbitration proceeding between Coca-Cola FEMSA and Cervejarias Kaiser Brasil, S.A., a subsidiary of Heineken, N.V. (“Kaiser”), issued an award confirming that the distribution agreement pursuant to which Coca-Cola FEMSA distribute Kaiser’s portfolio in the country, including Heineken beer, shall continue in full force and effect through March 19, 2022.

Commitments with related parties

Related Party	Commitment	Conditions
Heineken Group	Supply

Supply of all beer products in Mexico’s OXXO stores. The contract may be renewed for five years or additional periods. At the end of the contract OXXO will not hold exclusive contract with another supplier of beer for the next 3 years. Commitment term, January 1st, 2010 to June 30, 2020.

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

The aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2020		2019		2018
Short-term employee benefits paid	Ps.	2,112	Ps.	2,163	Ps.	1,885
Postemployment benefits		45		48		37
Termination benefits		373		411		88
Share based payments		575		610		401

Note 16. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. For the three years ended on December 31, 2020, 2019 and 2018, the assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets					Liabilities
Balances	Short-Term		Long-Term		Short-Term			Long- Term
As of December 31, 2020
U.S. dollars	Ps.	69,612	Ps.	1,143	Ps.	5,590	Ps.	122,000
Euros		479		—		458		24,521
Other currencies		46		1,349		21		—
Total	Ps.	70,137	Ps.	2,492	Ps.	6,069	Ps.	146,521
As of December 31, 2019
U.S. dollars	Ps.	58,151	Ps.	452	Ps.	5,597	Ps.	57,075
Euros		877		—		363		21,122
Other currencies		620		1,593		58		1
Total	Ps.	59,648	Ps.	2,045	Ps.	6,018	Ps.	78,198

			Other Operating		Purchases
Transactions	Revenues		Revenues		of Raw Materials		Interest Expense		Consulting Fees		Asset Acquisitions		Other
For the year ended
December 31, 2020
U.S. dollars	Ps.	4,213	Ps.	1,478	Ps.	16,398	Ps.	13,660	Ps.	480	Ps.	79	Ps.	2,413
Euros		—		—		35		—		20		—		1
Other currencies		125		52		3		532		3		—		103
Total	Ps.	4,338	Ps.	1,530	Ps.	16,436	Ps.	14,192	Ps.	503	Ps.	79	Ps.	2,517
For the year ended
December 31, 2019
U.S. dollars	Ps.	5,487	Ps.	5,612	Ps.	17,941	Ps.	2,183	Ps.	718	Ps.	3,388	Ps.	4,348
Euros		—		—		538		397		33		5		2
Other currencies		1		982		—		—		2		—		132
Total	Ps.	5,488	Ps.	6,594	Ps.	18,479	Ps.	2,580	Ps.	753	Ps.	3,393	Ps.	4,482
For the year ended
December 31, 2018
U.S. dollars	Ps.	7,228	Ps.	130	Ps.	21,460	Ps.	2,309	Ps.	752	Ps.	2,166	Ps.	2,676
Euros		—		—		63		434		20		—		1
Other currencies		—		9		—		—		2		—		—
Total	Ps.	7,228	Ps.	139	Ps.	21,523	Ps.	2,743	Ps.	774	Ps.	2,166	Ps.	2,677

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and at the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 9,
	2020	2019	2021
U.S. dollar	19.9487	18.8452	20.1765
Euro	24.5213	21.1223	23.8326

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

Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for Mexico:

	December 31,	December 31,	December 31,
Mexico	2020	2019	2018
Financial:
Discount rate used to calculate the defined benefit obligation	7.20%	7.50%	9.40%
Salary increase	4.50%	4.50%	4.60%
Future pension increases	3.50%	3.50%	3.60%
Healthcare cost increase rate	5.10%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 2009
Disability (2)	IMSS‑97	IMSS‑97	IMSS‑97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

In Mexico, the methodology used to determine the discount rate was the Yield or Internal Rate of Return (IRR) which involves a yield curve. In this case, the expected rates for each period were taken from a yield curve of Mexican Federal Government Treasury Bonds (known as CETES in Mexico) because there is no deep market in high quality corporate obligations in Mexican pesos.

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and				Post-Retirement
	Retirement		Seniority		Medical
	Plans		Premiums		Services		Total
2021	Ps.	702	Ps.	198	Ps.	26	Ps.	926
2022		335		168		28		531
2023		384		168		29		581
2024		398		170		31		599
2025		496		176		33		705
2026 to 2030		3,118		791		199		4,108

17.2 Balances of the liabilities for employee benefits

	December 31,		December 31,
	2020		2019
Pension and Retirement Plans:
Defined benefit obligation	Ps.	7,679	Ps.	7,193
Pension plan funds at fair value		(2,788)		(2,678)
Net defined benefit liability	Ps.	4,891	Ps.	4,515
Seniority Premiums:
Defined benefit obligation	Ps.	1,763	Ps.	1,237
Seniority premium plan funds at fair value		(137)		(127)
Net defined benefit liability	Ps.	1,626	Ps.	1,110
Postretirement Medical Services:
Defined benefit obligation	Ps.	812	Ps.	797
Medical services funds at fair value		(76)		(75)
Net defined benefit liability	Ps.	736	Ps.	722
Total Employee Benefits	Ps.	7,253	Ps.	6,347

17.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at fair value (Level 1), which are invested as follows:

	December 31,	December 31,
	2020	2019
Fixed return:
Traded securities	27%	9%
Bank instruments	9%	23%
Federal government instruments of the respective countries	29%	33%
Variable return:
Publicly traded shares	35%	35%
	100%	100%

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

The Company’s various pension plans have a technical committee that is responsible for verifying the correct operation of the plan with regard to the payment of benefits, actuarial valuations of the plan, and supervise the trustee. The committee is responsible for determining the investment portfolio and the types of instruments the fund will be invested in. This technical committee is also responsible for verifying the correct operation of the plans in all of the countries in which the Company has these benefits.

The risks related to the Company’s employee benefit plans are primarily attributable to the plan assets. The Company’s plan assets are invested in a diversified portfolio, which considers the term of the plan so as to invest in assets whose expected return coincides with the estimated future payments.

Since the Mexican Tax Law limits the plan’s asset investment to 10% for related parties, this risk is not considered to be significant for purposes of the Company’s Mexican subsidiaries.

In Mexico, the Company’s policy is to invest at least 30% of the fund assets in Mexican Federal Government instruments. Guidelines for the target portfolio have been established for the remaining percentage and investment decisions are made to comply with these guidelines insofar as the market conditions and available funds allow.

In Mexico, the amounts and types of securities of the Company in related parties included in portfolio fund are as follows:

	December 31,		December 31,
	2020		2019
Debt:
El Puerto de Liverpool, S.A.B. de C.V.	Ps.	30	Ps.	30
Grupo Industrial Bimbo, S.A.B. de C. V.		5		31
BBVA Bancomer, S.A de C.V.		10		20
Grupo Financiero Banorte, S.A.B. de C.V.		—		8
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.		10		10

Equity:
CEMEX, S.A.B. de C.V.		8		12
Grupo Financiero Banorte, S.A.B. de C.V.		8		1
Alfa, S.A.B. de C.V.		3		6
El Puerto de Liverpool, S.A.B. de C.V.		—		2
Grupo Aeroportuario del Suereste, S.A.B. de C.V.		2		—
Others		4		3

For the years ended December 31, 2020 and 2019, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year. There are no restrictions placed on the trustee’s ability to sell those securities. As of December 31, 2020 and 2019, the plan assets did not include securities of the Company in portfolio funds.

17.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement								AOCI (1)
					Gain or		Net Interest on
					Loss on		the Net Defined		Remeasurements
	Current		Past Service		Settlement or		Benefit		of the Net Defined
December 31, 2020	Service Cost		Cost		Curtailment		Liability		Benefit Liability
Pension and retirement plans	Ps.	372	Ps.	73	Ps.	—	Ps.	305	Ps.	2,024
Seniority premiums		239		—		—		91		483
Postretirement medical services		44		—		—		54		342
Total	Ps.	656	Ps.	73	Ps.	—	Ps.	450	Ps.	2,849
December 31, 2019
Pension and retirement plans	Ps.	279	Ps.	(45)	Ps.	2	Ps.	290	Ps.	1,608
Seniority premiums		139		161		—		57		162
Postretirement medical services		15		—		—		32		396
Total	Ps.	433	Ps.	116	Ps.	2	Ps.	379	Ps.	2,166

					Gain or		Net Interest on
					Loss on		the Net Defined		Remeasurements
	Current		Past Service		Settlement or		Benefit		of the Net Defined
December 31, 2018	Service Cost		Cost		Curtailment		Liability		Benefit Liability
Pension and retirement plans	Ps.	318	Ps.	—	Ps.	(5)	Ps.	304	Ps.	668
Seniority premiums		125		—		(8)		49		(63)
Postretirement medical services		25		—		(1)		34		41
Total	Ps.	468	Ps.	—	Ps.	(14)	Ps.	387	Ps.	646

(1)Amounts accumulated in other comprehensive income as of the end of the period.

For the years ended December 31, 2020, 2019 and 2018, labor costs of Ps. 728, Ps. 433 and Ps. 468 have been included in the consolidated income statements in costs of goods sold, administrative expenses and selling expenses.

Remeasurements of the net defined benefit liability recognized in accumulated other comprehensive income are as follows:

	December 31,		December 31,		December 31,
	2020		2019		2018
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	1,624	Ps.	475	Ps.	892

Actuarial (gains) arising from exchange rates		(6)		(30)		(21)
Remeasurements during the year, net of tax		312		100		221
Actuarial losses and (gains) arising from changes in financial assumptions		139		1,071		(617)
Actuarial losses and (gains) arising from changes in demographic assumptions		27		—		—
Effect on settlement		3		8		—
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	2,099	Ps.	1,624	Ps.	475

Remeasurements of the net defined benefit liability include the following:

●	The return on plan assets, excluding amounts included in net interest expense.
●	Actuarial gains and losses arising from changes in demographic assumptions.
●	Actuarial gains and losses arising from changes in financial assumptions.

17.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31,		December 31,		December 31,
	2020		2019		2018
Pension and Retirement Plans:
Initial balance	Ps.	7,193	Ps.	6,189	Ps.	7,370
Current service cost		372		279		318
Past service (credit) cost		73		(45)		—
Interest expense		506		530		484
Settlement / Curtailment		—		2		(5)
Remeasurements of the net defined benefit obligation		326		859		(740)
Foreign exchange loss (gain)		37		(69)		(86)
Benefits paid		(828)		(582)		(450)
(Derecognition) acquisitions		—		30		(702)
Ending balance	Ps.	7,679	Ps.	7,193	Ps.	6,189
Seniority Premiums:
Initial balance	Ps.	1,237	Ps.	772	Ps.	783
Current service cost		239		139		125
Past service cost		—		161		—
Interest expense		101		68		57
Settlement		13		—		(8)
Remeasurements of the net defined benefit obligation		309		230		(115)
Benefits paid		(136)		(133)		(77)
Acquisitions		—		—		7
Ending balance	Ps.	1,763	Ps.	1,237	Ps.	772
Postretirement Medical Services:
Initial balance	Ps.	797	Ps.	418	Ps.	524
Current service cost		44		15		25
Interest expense		61		38		39
Curtailment / Settlement		—		—		(1)
Remeasurements of the net defined benefit obligation		(59)		356		(143)
Benefits paid		(31)		(30)		(26)
Ending balance	Ps.	812	Ps.	797	Ps.	418

17.6 Changes in the balance of plan assets

	December 31,		December 31,		December 31,
	2020		2019		2018
Total Plan Assets:
Initial balance	Ps.	2,880	Ps.	2,680	Ps.	3,304
Actual return on trust assets		113		174		47
Foreign exchange loss (gain)		3		2		(1)
Life annuities		5		24		35
Benefits paid		—		—		(1)
(Derecognition) acquisitions		—		—		(704)
Ending balance	Ps.	3,001	Ps.	2,880	Ps.	2,680

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

17.7 Variation in assumptions

The Company decided that the relevant actuarial assumptions that are subject to sensitivity and valuated through the projected unit credit method, are the discount rate, the salary increase rate and healthcare cost increase rate. The reasons for choosing these assumptions are as follows:

●	Discount rate: The rate that determines the value of the obligations over time.
●	Salary increase rate: The rate that considers the salary increase which implies an increase in the benefit payable.
●	Healthcare cost increase rate: The rate that considers the trends of health care costs which implies an impact on the postretirement medical service obligations and the cost for the year.

The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 1% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1% on the significant actuarial assumptions is based on a projected long-term discount rates for Mexico and a yield curve projection of long-term Mexican government bonds - CETES:

+1%:	Income Statement						OCI(1)
			Gain or		Effect of Net		Remeasurements
Discount rate used to calculate the defined benefit			Loss on		Interest on the Net		of the Net Defined
obligation and the net interest on the net defined	Current		Settlement or		Defined Benefit		Benefit Liability
benefit liability	Service Cost		Curtailment		Liability (Asset)		(Asset)
Pension and retirement plans	Ps.	400	Ps.	—	Ps.	237	Ps.	1,784
Seniority premiums		223		—		80		432
Postretirement medical services		40		—		47		290
Total	Ps.	663	Ps.	—	Ps.	364	Ps.	2,506

Expected salary increase
Pension and retirement plans	Ps.	466	Ps.	—	Ps.	339	Ps.	1,984
Seniority premiums		241		—		93		514
Seniority premiums		44		—		54		342
Total	Ps.	751	Ps.	—	Ps.	486	Ps.	2,840

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	52	Ps.	—	Ps.	64	Ps.	375

-1%:
			Gain or		Effect of Net		Remeasurements
Discount rate used to calculate the defined benefit			Loss on		Interest on the Net		of the Net Defined
obligation and the net interest on the net defined	Current		Settlement or		Defined Benefit		Benefit Liability
benefit liability	Service Cost		Curtailment		Liability (Asset)		(Asset)
Pension and retirement plans	Ps.	458	Ps.	—	Ps.	366	Ps.	2,025
Seniority premiums		257		—		99		521
Postretirement medical services		50		—		62		364
Total	Ps.	765	Ps.	—	Ps.	527	Ps.	2,910

Expected salary increase
Pension and retirement plans	Ps.	396	Ps.	—	Ps.	265	Ps.	1,820
Seniority premiums		235		—		90		432
Total	Ps.	631	Ps.	—	Ps.	355	Ps.	2,252

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	38	Ps.	—	Ps.	45	Ps.	276

(1)	Amounts accumulated in other comprehensive income as of the end of the period.

17.8 Employee benefits expense

For the years ended December 31, 2020, 2019 and 2018, employee benefits expenses recognized in the consolidated income statements as cost of goods sold, administrative and selling expenses are as follows:

	2020		2019		2018
Wages and salaries	Ps.	68,312	Ps.	64,776	Ps.	58,745
Social security costs		11,595		11,494		10,486
Employee profit sharing		1,112		1,205		1,294
Post-employment benefits		1,002		795		842
Share-based payments		575		200		405
Termination benefits		201		169		132
	Ps.	82,797	Ps.	78,639	Ps.	71,904

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

The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust with the objective of conducting the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, on the line issuance (purchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, such employee would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2020, 2019 and 2018, the compensation expense recorded in the consolidated income statement amounted to Ps. 575, Ps. 610 and Ps. 401, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trust are charged to retained earnings.

As of December 31, 2020 and 2019, the number of shares held by the trust associated with the Company’s share-based payment plans are as follows:

	Number of Shares
	FEMSA UBD		KOF UBL
	2020	2019	2020	2019
Beginning balance	2,249,665	2,278,460	752,847	697,226
Shares acquired by the administrative trust to employees	2,445,983	1,441,838	985,535	456,077
Shares released from administrative trust to employees upon vesting	(1,280,748)	(1,470,633)	(378,224)	(400,456)
Ending balance	3,414,900	2,249,665	1,360,158	752,847

The fair value of the shares held by the trust as of the end of December 31, 2020 and 2019 was Ps. 638 and Ps. 488, respectively, based on quoted market prices of those dates.

Note 19. Bank Loans and Notes Payable

		At December 31, (1)
													Carrying		Fair		Carrying
											2026		Value at		Value at		Value at
											and		December		December		December
(in millions of Mexican pesos)	2021		2022		2023		2024		2025		Thereafter		31, 2020		31, 2020		31, 2019(1)
Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps.	168	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	168	Ps.	168	Ps.	769
Interest rate		2.1%		—		—		—		—		—		2.1%		—		5.1%
Argentine pesos
Bank loans		711		—		—		—		—		—		711		711		126
Interest rate		44.7%		—		—		—		—		—		44.7%		—		63.5%
Chilean pesos
Bank loans		1,027		—		—		—		—		—		1,027		1,027		977
Interest rate		1.9%		—		—		—		—		—		1.9%		—		2.6%
U.S. dollars
Bank loans		1,150		—		—		—		—		—		1,150		1,150		1,038
Interest rate		2.0%		—		—		—		—		—		2.0%		—		2.6%
Uruguayan pesos
Bank loans		498		—		—		—		—		—		498		498		63
Interest rate		15.1%		—		—		—		—		—		15.1%		—		11.6%
Guatemalan quetzal
Bank loans		63		—		—		—		—		—		63		63		—
Interest rate		6.3%		—		—		—		—		—		6.3%		—		—
Variable rate debt:
Mexican pesos
Bank loans		360		—		—		—		—		—		360		360		100
Interest rate		5.2%		—		—		—		—		—		5.2%		—		7.9%
Colombian pesos
Bank loans		492		—		—		—		—		—		492		492		431
Interest rate		3.0%		—		—		—		—		—		3.0%		—		4.7%
Argentine pesos
Bank loans		—		—		—		—		—		—		—		—		32
Interest rate		—		—		—		—		—		—		—		—		54.3%
Brazilian reals
Bank loans		—		—		—		—		—		—		—		—		399
Interest rate		—		—		—		—		—		—		—		—		9.4%
Total short-term debt	Ps.	4,469	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	4,469	Ps.	4,469	Ps.	3,935

		At December 31, (1)
													Carrying		Fair		Carrying
											2026		Value at		Value at		Value at
											and		December		December		December
(in millions of Mexican pesos)	2021		2022		2023		2024		2025		Thereafter		31, 2020		31, 2020		31, 2019(1)
Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	24,469	Ps.	—	Ps.	—	Ps.	—	Ps.	24,469	Ps.	25,517	Ps.	21,046
Interest rate		—		—		1.7%		—		—		—		1.7%		—		1.7%
U.S. dollars
Yankee bond		—		—		—		—		—		50,597		50,597		57,967		37,575
Interest rate		—		—		—		—		—		3.1%		3.1%		—		4.5%
Bank of NY (FEMSA USD 2023)		—		—		5,975		—		—		—		5,975		6,258		5,593
Interest rate (1)		—		—		2.9%		—		—		—		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		13,805		13,805		17,486		12,943
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		49,549		49,549		55,422		—
Interest rate (1)		—		—		—		—		—		3.5%		3.5%		—		—
Bank loans		—		—		—		2,293		—		—		2,293		2,293		2,185
Interest rate		—		—		—		3.7%		—		—		3.7%		—		3.6
Mexican pesos
Domestic senior notes		2,502		—		7,496		—		—		11,485		21,483		22,638		18,484
Interest rate		8.3%		—		5.5%		—		—		7.7%		7.0%		—		6.9%
Bank loans		48		38		32		25		22		—		165		165		115
Interest rate		9.1%		9.9%		9.5%		9.0%		8.7%		—		9.3%		—		9.3%
Brazilian reais
Bank loans		59		50		28		19		1		—		157		157		434
Interest rate		5.7%		6.0%		6.4%		6.6%		6.6%		—		6.1%		—		7.3%
Chilean pesos
Bank loans		15		—		—		—		—		—		15		15		40
Interest rate		3.2%		—		—		—		—		—		3.2%		—		3.4%
Uruguayan pesos
Bank loans		770		261		—		—		—		—		1,031		1,031		1,265
Interest rate		10.3%		12.2%		—		—		—		—		10.8%		—		5.8%
Subtotal	Ps.	3,394	Ps.	349	Ps.	38,000	Ps.	2,337	Ps.	23	Ps.	125,436	Ps.	169,539	Ps.	188,949	Ps.	99,680

(1)	All interest rates shown in this table are weighted average contractual annual rates.

		At December 31, (1)
													Carrying		Fair		Carrying
											2026		Value at		Value at		Value at
(in millions											and		December		December		December
of Mexican pesos)	2021		2022		2023		2024		2025		Thereafter		31, 2020		31, 2020		31, 2019(1)
Variable rate debt:
Mexican pesos
Domestic senior notes		—		1,459		—		—		1,722		—		3,181		3,176		1,459
Interest rate (1)		—		4.7%		—		—		4.6%		—		4.6%		—		8.0%
Bank Loans		238		102		54		367		6,003		3,007		9,771		9,834		9,864
Interest rate (1)		5.8%		6.0%		6.2%		5.3%		5.0%		5.2%		8.4%		—		8.4%
Brazilian reais
Bank loans		43		4		—		—		—		—		47		48		242
Interest rate		8.1%		8.1%		—		—		—		—		8.1%		—		7.8%
Colombian pesos
Bank loans		18		7		—		—		—		—		25		25		422
Interest rate		4.4%		4.4%		—		—		—		—		4.4%		—		5.7%
Chilean pesos
Bank loans		639		657		337		—		—		—		1,633		1,633		2,349
Interest rate		5.8%		2.0%		2.0%		—		—		—		3.5%		—		4.1%
Subtotal	Ps.	938	Ps.	2,229	Ps.	391	Ps.	367	Ps.	7,725	Ps.	3,007	Ps.	14,657	Ps.	14,716	Ps.	14,336
Total long-term debt	Ps.	4,332	Ps.	2,578	Ps.	38,391	Ps.	2,704	Ps.	7,748	Ps.	128,443	Ps.	184,196	Ps.	203,665	Ps.	114,016
Current portion of long-term debt														(4,332)				(12,269)
													Ps.	179,864			Ps.	101,747

(1)	All interest rates shown in this table are weighted average contractual annual rates.

											2026 and	Total		Total
Hedging Derivative Financial Instruments (1)	2021		2022		2023		2024		2025		Thereafter	2020		2019
	(notional amounts in millions of Mexican pesos)														`
Cross currency swaps:
U.S. dollars to Mexican pesos
Fixed to variable (3)	Ps.	—	Ps.	—	Ps.	11,403	Ps.	—	Ps.	—	9,575	Ps.	20,979	Ps.	11,403
Interest pay rate		—		—		5.7%		—		—	9.5%		7.5%		8.8%
Interest receive rate		—		—		4.0%		—		—	3.9%		4.0%		4.0%
Fixed to fixed		—		—		6,853		—		10,000	6,982		23,835		18,982
Interest pay rate		—		—		7.8%		—		8.2%	8.2%		8.1%		9.0%
Interest receive rate		—		—		3.2%		—		3.5%	3.3%		3.3%		3.9%
Fixed to fixed (2)
Interest pay rate		—		—		—		—		—	8.8%		8.8%		9.4%
Interest receive rate		—		—		—		—		—	4.2%		4.2%		4.4%
U.S. dollars to Brazilian reais
Fixed to fixed		—		—		—		—		—	—		—		4,365
Interest pay rate		—		—		—		—		—	—		—		8.3%
Interest receive rate		—		—		—		—		—	—		—		2.9%
Variable to fixed		—		—		—		—		—	—		—		9,046
Interest pay rate		—		—		—		—		—	—		—		9.5%
Interest receive rate		—		—		—		—		—	—		—		3.9%
Chilean pesos
Variable to fixed		—		—		—		—		—	—		—		163
Interest pay rate		—		—		—		—		—	—		—		6.9%
Interest receive rate		—		—		—		—		—	—		—		4.7%
Colombian pesos
Fixed to fixed		—		—		—		—		—	404		404		—
Interest pay rate		—		—		—		—		—	5.0% %		5.0%		—
Interest receive rate		—		—		—		—		—	2.4% %		2.4%		—
Interest rate swaps:
Mexican pesos
Variable to fixed rate:		449		458		1,515		2,294		—	—		4,716		4,353
Interest pay rate		7.6%		6.6%		5.8%		3.6%		—	—		5.0%		4.9%
Interest receive rate		1.0%		4.0%		1.8%		3.7%		—	—		2.9%		3.9%
Variable to fixed rate (3):
Interest pay rate		—		—		7.2%		—		—	—		7.2%		7.2%
Interest receive rate		—		—		5.7%		—		—	—		5.7%		8.8%

(1)	All interest rates shown in this table are weighted average contractual annual rates.
(2)	Cross Currency swaps which covers U.S. dollars to Mexican pesos with a notional of Ps.8,869, that have a starting date in 2023; receiving a fixed rate of 4.4% and pay a variable rate of 9.4%.
(3)	Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 5.7% and pay a fixed rate of 7.2%; joined with a cross currency swap, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 5.7%.

For the years ended December 31, 2020, 2019 and 2018, the interest expense is comprised as follows:

	2020		2019		2018
Interest on debts and borrowings	Ps.	10,788	Ps.	6,434	Ps.	6,760
Capitalized interest		—		—		(5)
Finance charges for employee benefits		456		382		373
Derivative instruments		1,428		2,300		2,649
Finance operating charges		(231)		243		48
Finance charges payable for leases		5,075		4,774		—
	Ps.	17,516	Ps.	14,133	Ps.	9,825

In March 14, 2016, the Company issued long-term debt on the Irish Stock Exchange (“ISE”) in the amount of €. 1,000 million, which was made up of senior notes with a maturity of 7 years, a fixed interest rate of 1.75% and a spread of 155 basis points over the relevant benchmark mid-swap, for a total yield of 1.824%. The Company has designated this non-derivative financial liability as a hedge on the net investment in Heineken. For the year ended December 31, 2020, a foreign exchange gain, net of tax, has been recognized as part of the exchange differences on translation of foreign operations within the cumulative other comprehensive income of Ps. 2,379.

On January 16, 2020, the Company issued US $1,500 million 3.500% Senior Unsecured Notes at an annual rate of 130 basis points over the relevant benchmark. In addition, on February 12, 2020, the Company placed a re-tap to its US-denominated SEC-registered Senior Unsecured Notes due 2050 and issued US $300 million 3.500% at an annual rate of 137.5 basis points over the relevant benchmark, raising the total outstanding balance to US $1,800 million with an implied yield to maturity of 3.577%. In June 2020, the Company issued US $700 million 3.500% Senior Unsecured Notes due 2050 with an implicit weighted performance of 3.358%. The Company has designated a portion of these non-derivative financial liabilities as a hedge on the net investment. For the year ended December 31, 2020, a foreign exchange gain, net of tax, has been recognized as part of the income on hedge of net investments in foreign operations within the cumulative other comprehensive income of Ps. 3,439.

In March 2020, we entered into certain short-term bank loan in Mexican pesos for an aggregate principal amount of Ps.15,000 million.

Coca-Cola FEMSA has the following bonds:

a)	registered with the Mexican stock exchange:

i)     Ps. 2,500 (nominal amount) with a maturity date in 2021 and fixed interest rate of 8.27%; ii) Ps. 7,500 (nominal amount) with a maturity date in 2023 and fixed interest rate of 5.46%; iii) Ps. 1,500 (nominal amount) with a maturity date 2022 and floating interest rate of TIIE + 0.25%; iv) Ps. 1,727 (nominal amount) with a maturity date 2025 and floating interest rate of TIIE + 0.08%; v) Ps. 8,500 (nominal amount) with a maturity date 2027 and fixed interest rate of 7.87%; and vi) Ps. 3,000 (nominal amount) with a maturity date 2028 and fixed interest rate of 7.35%.

b)	registered with the SEC:

i)     Senior notes of US $1,250 with interest at a fixed rate of 2.75% and maturity date on January 22, 2030; ii) Senior notes of US $600 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043, and iii) Senior notes of US $ 705 with interest at a fixed rate of 1.85% and maturity date on September 1, 2032.

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

During 2020, Coca-Cola FEMSA obtained (and paid off) bank loans to build liquidity in light of the recent COVID-19 pandemic: in Mexico for an amount of Ps. 15,650 at a weighted interest rate of 6.04%, in Argentina and Colombia for an amount of Ps. 1,184. Similarly, on January 22, 2020 Coca-Cola FEMSA prepaid senior notes during the same year in Mexico of US. $ 900, and on February 18, 2020, Coca-Cola FEMSA paid the total balance of its senior notes in of US. $ 500.

In addition, Coca-Cola FEMSA celebrated bank loans in Argentine and Uruguayan peso with some banks for Ps. 711 and Ps. 759, respectively.

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

19.1 Reconciliation of liabilities arising from financing activities

	Carrying												Carrying
	Value at												Value at
	January		Cash Flows		Non-cash effects								December 31,
	1, 2020												2020
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	20,807	Ps.	(1,286)	Ps.	—	Ps.	—	Ps.	221	Ps.	(312)	Ps.	19,430
Notes payable		97,144		67,380		—		—		4,813		(101)		169,235
Total liabilities from financing activities		117,951		66,093		—		—		5,034		(413)		188,664
Financial leases		54,679		(9,810)		1,765		7,982		(584)		4,276		58,308
Total financing activities	Ps.	172,630	Ps.	56,283	Ps.	1,765	Ps.	7,982	Ps.	4,450	Ps.	3,863	Ps.	246,972
(1)Includes mainly remeasurements of leases, and amortization of transaction costs.

	Carrying												Carrying
	Value at												Value at
	January												December
	1, 2019		Cash Flows			Non-cash effects							31, 2019
									Foreign
									Exchange
									Income
					Acquisition		New leases		(Loss)		Others
Bank loans	Ps.	22,944	Ps.	(2,999)	Ps.	1,917	Ps.	—	Ps.	(397)	Ps.	(658)	Ps.	20,807
Notes payable		105,720		(5,022)		—		—		(1,244)		(2,310)		97,144
Total liabilities from financing activities		128,664		(8,021)		1,917		—		(1,641)		(2,968)		117,951
Financial leases		50,220		(8,848)		2,187		7,490		(10)		3,640		54,679
Total liabilities from financing activities		178,884	Ps.	(16,869)	Ps.	4,104	Ps.	7,490	Ps.	(1,651)	Ps.	672	Ps.	172,630

	Carrying												Carrying
	Value at												Value at
	January												December
	1, 2018		Cash Flows			Non-cash effects							31, 2018
									Foreign
									Exchange
					Acquisition		New leases		Movement		Others
Bank loans	Ps.	13,669	Ps.	8,313	Ps.	1,147	Ps.	—	Ps.	417	Ps.	(602)	Ps.	22,944
Notes payable		117,551		(9,314)		—		—		(769)		(1,840)		105,628
Lease liabilities		128		(26)		—		—		(10)		—		92
Total liabilities from financing activities		131,348		(1,027)		1,147		—		(362)		(2,442)		128,664

Note 20. Other Income and Expenses

	2020		2019		2018
Gain on sale of other assets	Ps.	—	Ps.	—	Ps.	344
Gain on sale of long-lived assets		130		—		174
Sale of waste material		20		21		13
Insurance rebates		35		—		10
Foreign exchange gain		112		26		123
Other investment in shares (5)		2,011		—		—
Recycling of cumulative gain on sale of joint venture		212		—		—
Recoveries of prior years(1)		594		896		—
Others		229		70		9
Other income	Ps.	3,343	Ps.	1,013	Ps.	673
Contingencies associated with prior acquisitions or disposals	Ps.	—	Ps.	149	Ps.	138
Loss on sale of property, plant and equipment		—		67		—
Recoveries of prior years		—		44		116
Impairment of long-lived assets (2)		5,102		1,018		432
Loss in write-off of intangible assets		375		—		—
Disposal of long-lived assets (3)		915		861		518
Contingencies		804		589		518
Severance payments (4)		465		1,207		264
Donations		605		489		528
Legal fees and other expenses from past acquisitions		—		17		149
Effect of taxes paid on previous years (6)		3,253		—		—
Other		862		464		284
Other expenses	Ps.	12,381	Ps.	4,905	Ps.	2,947

(1)	Following a favorable decision from Brazilian tax authorities received during 2020 and 2019, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and a positive effect in the operating revenues and other income captions of the condensed consolidated income statements. See Note 25.1.1.
(2)	Includes impairment loss related to Compañía Panameña de Bebibas, S.A.P.I. de C.V., for an amount of Ps. 1,463 and Ps. 948 million in 2020 and 2019, respectively. Additionally, includes impairment loss related to Leao Alimentos e Bebidas, L.T.D.A., for an amount of Ps. 1,038 million in 2020. (see Note 10). Also, includes impairment loss related to Specialty’s, and Doña Tota in 2020 for an amount of Ps. 2,021 and Ps. 576, respectively. The impairment losses in 2020 were mainly driven by mobility restrictions that impacted customer behavior and the economic crisis generated by COVID-19 pandemic.
(3)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(4)	During 2019, the Company incurred restructuring costs related to some of their operations as part of an efficiency program.
(5)	During 2020, the Company received a dividend income related to its investment in Jetro Restaurant Depot.
(6)	Interest and penalties associated to taxes paid from previous years.

Note 21. Financial Instruments

Fair Value of Financial Instruments

The Company’s financial assets and liabilities that are measured at fair value are based on level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
	Level 1	Level 2	Level 1	Level 2
Financial instrument (current asset)	488	85	91	917
Financial instrument (non-current asset)	3,002	31,069	2,880	21,570
Financial instrument (current liability)	83	1,045	47	801
Financial instrument (non-current liability)	—	3,743	—	1,672

21.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2020 and 2019, which is considered to be level 1 in the fair value hierarchy.

	2020		2019
Carrying value	Ps.	188,665	Ps.	117,951
Fair value		208,134		124,038

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

At December 31, 2020, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2020	December 31, 2020
2021	Ps.	449	Ps. (6)	Ps.	—
2022		458	(16)		—
2023		12,918	(492)		—
2024		2,294	(126)		—

At December 31, 2019, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2019		December 31, 2019
2020	Ps.	4,365	Ps.	(142)	Ps.	—
2021		405		(24)		—
2022		414		(20)		—
2023		12,770		(79)		245
2024		3		—		—

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

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. The price agreed in the instrument is compared to the current price of the market forward currency and is discounted to present value of the rate curve of the relevant currency. Changes in the fair value of these forwards are recorded as part of cumulative other comprehensive income, net of taxes. Net gain/loss on expired contracts is recognized as part of cost of goods sold when the raw material is included in sale transactions, and as a part of foreign exchange when the inflow in euros are received.

At December 31, 2020, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2020		December 31, 2020
2021	Ps.	9,042	Ps.	(1,040)	Ps.	4
2022		66		(41)		—
2023		23		(2)		—
2024		2		—		—

At December 31, 2019, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2019		December 31, 2019
2020	Ps.	8,447	Ps.	(292)	Ps.	34
2021		215		—		27
2022		52		—		5

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

At December 31, 2019, the Company paid a net premium of Ps. 43 million for the following outstanding collar options to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2019		December 31, 2019
2020	Ps.	107	Ps.	—	Ps.	2

21.5 Cross-currency swaps

The Company has contracted for a number of cross-currency swaps to reduce the risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. Cross-currency swaps contracts are designated as hedging instruments through which the Company changes the debt profile to its functional currency to reduce exchange exposure.

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

At December 31, 2020, the Company had the following outstanding cross – currency swap agreements:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2020	December 31, 2020
2021	Ps.	4,575	Ps. (5)	Ps.	169
2022		376	—		23
2023		24,103	—		10,808
2024		1,577	(9)		264
2025		10,750	(2,481)		—
2027		6,982	(464)		80
2029		1,519	—		122
2030		3,790	(107)		192
2043		8,869	—		2,706

At December 31, 2019, the Company had the following outstanding cross – currency swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2019		December 31, 2019
2020	Ps.	17,252	Ps.	(307)	Ps.	883
2021		702		—		49
2022		375		—		3
2023		23,466		(594)		7,122
2024		1,788		(53)		—
2026		772		(63)		—
2027		6,596		(843)		—
2029		1,371		—		121
2043		8,869		—		576

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

The fair value of expired commodity price contract was recorded in cost of goods sold where the hedged item was recorded also in cost of goods sold.

At December 31, 2020, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2020		December 31, 2020
2021	Ps.	1,260	Ps.	(18)	Ps.	275
2022		366		—		70

At December 31, 2019, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Asset
Maturity Date	Amount		December 31, 2019
2020	Ps.	1,554	Ps.	53
2021		98		15

At December 31, 2020, Coca-Cola FEMSA had the following aluminum price contracts:

			Fair Value Asset
	Notional		December 31,
Maturity Date	Amount		2020
2021	Ps.	695	Ps.	125
2022		99		17

At December 31, 2019, Coca-Cola FEMSA had the following aluminum price contracts:

			Fair Value Liability
	Notional		December 31,
Maturity Date	Amount		2019
2020	Ps.	394	Ps.	4

At December 31, 2020, Coca-Cola FEMSA had the following PX+MEG (resine) contracts:

			Fair Value Liability
	Notional		December 31,
Maturity Date	Amount		2020
2021	Ps.	729	Ps.	(65)

At December 31, 2019, Coca-Cola FEMSA had the following PX+MEG (resine) contracts:

			Fair Value Liability
	Notional		December 31,
Maturity Date	Amount		2019
2020	Ps.	320	Ps.	(28)

21.7 Treasury Lock contracts

The Company has contracted a number of treasury locks to reduce its exposure to interest rate fluctuations associated with its USD debt. These treasury locks, are designated as cash flow hedges and the interest rate variation is recorded in the consolidated balance sheet as “cumulative other comprehensive income.”

At December 31, 2019, the Company had the following outstanding treasury locks agreements:

			Fair Value Liability		Fair Value Asset
	Notional		December 31,		December 31,
Maturity Date	Amount		2020		2020
2020	Ps.	10,365	Ps.	—	Ps.	102

21.8 Option embedded in the Promissory Note to fund the Vonpar’s acquisition

On December 6, 2016, as part of the purchase price paid for the Coca-Cola FEMSA’s acquisition of Vonpar, Spal issued and delivered a three-year promissory note to the sellers, for a total amount of 1,166 million Brazilian reais which was partially offset on November 14, 2018, as a result of the occurrence of certain contingencies for which the sellers agreed to indemnify Coca-Cola FEMSA. The promissory note bears interest at an annual rate of 0.375% and was denominated and payable in Brazilian reais,but linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. On December 6, 2019 the promissory note matured and was paid in full in cash for the outstanding amount of 1,002 million Brazilian reais, which was at the time equivalent to US $236 million (Ps. 4,670 million as of December 31, 2019).

21.9 Disposal of Estrella Azul

On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the company agreed with the buyer that we could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business (level 3 inputs) and calculated their net present value. As of December 31, 2020, the financial asset recognized in the consolidated statement of financial position has a total value of Ps. 8.

21.10 Net effects of expired contracts that met hedging criteria

	Impact in Consolidated
	Income Statement	2020		2019		2018
Cross currency swaps (1)	Interest expense	Ps.	(109)	Ps.	199	Ps.	157
Cross currency swaps (1)	Foreign exchange		1,212		480		642
Interest rate swaps	Interest expense		(163)		515		—
Forward agreements to purchase foreign currency	Foreign exchange		(167)		(116)		(87)
Commodity price contracts	Cost of goods sold		(129)		(391)		(258)
Options to purchase foreign currency	Cost of goods sold		8		(63)		(8)
Forward agreements to purchase foreign currency	Cost of goods sold		839		(163)		240
Treasury locks	Interest expense		153		—		—

(1)	This amount corresponds to the settlement of cross currency swaps portfolio in Brazil presented as part of the other financial activities.

21.11 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

	Impact in Consolidated
Derivative	Income Statement	2020		2019		2018
Forward agreements to purchase foreign currency	Market value gain (loss) on financial statements	Ps.	—	Ps.	4	Ps.	(12)
Cross currency swaps	Market value (loss) on financial statements		(212)		(293)		(116)

21.12 Net effect of expired contracts that did not meet the criteria for hedge accounting purposes

	Impact in Consolidated
Type of Derivatives	Income Statement	2020		2019		2018
Cross-currency swaps	Market value loss on financial instruments	Ps.	(212)	Ps.	(293)	Ps.	(186)
Embedded derivatives	Market value gain on financial instruments		—		4		—

21.13 Risk management

The Company has exposure to the following financial risks:

●	Market risk;

●	Interest rate risk;
●	Liquidity risk; and
●	Credit risk.

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

In these hedging relationships, the main sources of inefficiency are:

●	The effect of the credit risk of the counterparty and the Company on the fair value of foreign currency forward contracts; and
●	Changes in the periodicity of covered.

21.13.1 Market risk

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

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and commodity prices. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, and commodity prices risk including:

●	Forward agreements to purchase foreign currency in order to reduce its exposure to the risk of exchange rate fluctuations.
●	Cross-currency swaps in order to reduce its exposure to the risk of exchange rate fluctuations.
●	Commodity price contracts in order to reduce its exposure to the risk of fluctuation in the costs of certain raw materials.

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

	Change in
Foreign Currency Risk	Exchange Rate	Effect on Equity
2020
FEMSA (1)	+19% MXN/EUR	Ps.	327
	‑19% MXN/EUR		(327)
	+21% BRL/USD		240
	‑21% BRL/USD		(240)
Coca-Cola FEMSA	+19% MXN/USD		884
	‑19% MXN/USD		(884)
	+21% BRL/USD		357
	‑21% BRL/USD		(357)
	+9% UYU/USD		21
	‑9% UYU/USD		(21)
	+16% COP/USD		142
	‑16% COP/USD		(142)
	+2% ARS/USD		2
	‑2% ARS/USD		(2)

2019
FEMSA (1)	+9% MXN/EUR	Ps.	57
	‑9% MXN/EUR		(57)
	+13% BRL/USD		202
	‑13% BRL/USD		(202)
Coca-Cola FEMSA	+9% MXN/USD		739
	‑9% MXN/USD		(739)
	+13% BRL/USD		155
	‑13% BRL/USD		(155)
	+5% UYU/USD		23
	‑5% UYU/USD		(23)
	+10% COP/USD		54
	‑10% COP/USD		(54)
	+25% ARS/USD		88
	‑25% ARS/USD		(88)

2018
FEMSA (1)	+12 MXN/EUR	Ps.	116
	‑12% MXN/EUR		(116)
Coca-Cola FEMSA	+13% MXN/USD		668
	‑13% MXN/USD		(668)
	+16% BRL/USD		413
	‑16% BRL/USD		(413)
	+8% UYU/USD		46
	‑8% UYU/USD		(46)
	+12% COP/USD		2
	‑12% COP/USD		(2)
	+27% ARS/USD		522
	‑27% ARS/USD		(522)

(1)	Does not include Coca-Cola FEMSA.

	Change in
Cross Currency Swaps (1) (2)	Exchange Rate	Effect on Equity		Effect on Profit or Loss
2020
FEMSA (3)	+13% CLP/USD	Ps.	—	Ps.	717
	‑13% CLP/USD		—		(717)
	+19% MXN/USD		—		6,381
	‑19% MXN/USD		—		(6,381)
	+16% COP/USD		—		426
	‑16% COP/USD		—		(426)
	+19% MXN/BRL		—		238
	‑19% MXN/BRL		—		(238)
Coca-Cola FEMSA	+19% MXN/USD		5,507		—
	‑19% MXN/USD		(5,507)		—
	+21% BRL/USD		2,161		—
	‑21% BRL/USD		(2,161)		—

2019
FEMSA (3)	+11% CLP/USD	Ps.	—	Ps.	546
	‑11% CLP/USD		—		(546)
	+9% MXN/USD		—		1,805
	‑9% MXN/USD		—		(1,805)
	+10% COP/USD		—		286
	‑10% COP/USD		—		(286)
	+13% MXN/BRL		—		177
	‑13% MXN/BRL		—		(177)
Coca-Cola FEMSA	+9% MXN/USD		2,315		—
	‑9% MXN/USD		(2,315)		—
	+13% BRL/USD		645		—
	‑13% BRL/USD		(645)		—

2018
FEMSA (3)	+10% CLP/USD	Ps.	—	Ps.	368
	‑10% CLP/USD		—		(368)
	+13% MXN/USD		—		2,706
	‑13% MXN/USD		—		(2,706)
	+12% COP/USD		—		283
	‑12% COP/USD		—		(283)
	+15% MXN/BRL		—		27
	‑15% MXN/BRL		—		(27)
Coca-Cola FEMSA	+13% MXN/USD		3,130		—
	‑13% MXN/USD		(3,130)		—
	+16% BRL/USD		9,068		—
	‑16% BRL/USD		(9,068)		—

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(3)	Does not include Coca-Cola FEMSA.

	Change in
Net Cash in Foreign Currency (1)	Exchange Rate	Effect on Profit or Loss
2020
FEMSA (2)	+18% EUR/ +19 % USD	Ps.	8,827
	‑18% EUR/ -19 % USD		(8,827)
Coca-Cola FEMSA	+18% USD		5,755
	‑18% USD		(5,755)

2019
FEMSA (2)	+9% EUR/ +9 % USD	Ps.	3,833
	‑9% EUR/ -9 % USD		(3,833)
Coca-Cola FEMSA	+8% USD		940
	‑8% USD		(940)

2018
FEMSA (2)	+12% EUR/ +13 % USD	Ps.	8,596
	‑12% EUR/ -13 % USD		(8,596)
Coca-Cola FEMSA	+13% USD		1,868
	‑13% USD		(1,868)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

	Change in
Commodity Price Contracts (1)	U.S.$ Rate	Effect on Equity
2020
Coca-Cola FEMSA	Sugar - 32%	Ps.	(515)
	Aluminum - 16%	Ps.	(289)

2019
Coca-Cola FEMSA	Sugar - 24%	Ps.	(255)
	Aluminum - 15%	Ps.	(1,164)

2018
Coca-Cola FEMSA	Sugar - 30%	Ps.	(341)
	Aluminum - 22%	Ps.	(55)

(1)	Effects on commodity price contracts are only in Coca-Cola FEMSA.

21.13.2 Interest rate risk

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

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

	Change in
Interest Rate Swap (1)	Bps.	Effect on Equity
2020
FEMSA (2)	(100 Bps.)	Ps.	(354)

2019
FEMSA (2)	(100 Bps.)	Ps.	(432)
Coca-Cola FEMSA	(100 Bps.)		(37)

2018
FEMSA (2)	(100 Bps.)	Ps.	(359)
Coca-Cola FEMSA	(100 Bps.)		(1,976)

(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2020		2019		2018
Change in interest rate		+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	(110)	Ps.	(50)	Ps.	(145)

21.13.3 Liquidity risk

Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2020 and 2019, 50.2% and 64.3%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of more favourable terms of its financing market conditions. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their own operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.

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

The Company has access to credit from national and international banking institutions in order to meet treasury needs. The Company has the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the Company to evaluate capital markets in case it needs resources.

As part of the Company’s financing policy, management expects to continue financing its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries in which the Company operates, it may not be beneficial practicable to remit cash generated in local operations to fund cash requirements in other countries. In the event that cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, management may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future the Company’s management may finance its working capital and capital expenditure needs with short-term or other borrowings.

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

The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2020, see Note 19. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2020. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing at December 31, 2020.

											2026 and
	2021		2022		2023		2024		2025		thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	5,646	Ps.	4,981	Ps.	45,553	Ps.	2,746	Ps.	4,306	Ps.	191,771
Loans from Banks		6,605		1,310		558		2,825		3,772		5,640
IFRS 16 lease obligation		89		53		38		31		24		—
Derivative financial liabilities		1,621		1,472		(3,700)		1,185		2,546		(10,457)

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

21.13.4 Credit risk

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

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2020 and 2019 is the carrying amounts, see Note 7.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (“CSA”) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2020, the Company concluded that the maximum exposure to credit risk related with derivative financial instruments is not significant given the high credit rating of its counterparties.

21.14 Cash flows hedges

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

In these hedging relationships, the main sources of inefficiency are:

• The effect of the credit risk of the counterparty and the Company on the fair value of foreign currency forward contracts, which is not reflected in the change in the fair value of the hedged cash flows; and

• Changes in the period hedges.

As of December 31, 2020, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates as follows:

	Maturity
	1‑6 months	6‑12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	2,887	1,892	2
Average exchange rate MXN/USD	23.26	23.46	20.01
Net exposure	910	601	43
Average exchange rate BRL/USD	5.33	5.20	4.53
Net exposure	511	212	—
Average exchange rate COP/USD	3,750	3,740	—
Net exposure	96	—	—
Average exchange rate ARS/USD	92.97	—	—
Net exposure	225	58	—
Average exchange rate URY/USD	45.92	45.69	—
Foreign exchange currency swap contracts
Net exposure	—	—	44,107
Average exchange rate MXN/USD	—	—	14.70
Net exposure	58	—	9,652
Average exchange rate BRL/USD	5.15	—	4.00
Net exposure	—	71	981
Average exchange rate BRL/MXN	—	0.26	0.26
Net exposure	404	709	1,688
Average exchange rate COP/USD	3,454	2,992	3,296
Net exposure	—	3,333	1,519
Average exchange rate CLP/USD	—	696.02	677.00
Interest rate risk
Interest rate swaps
Net exposure	—	—	11,403
Interest rate average MXN	—	—	7.17%
Net exposure	—	—	4,716
Interest rate average CLP	—	—	4.95%
Commodities risk
Aluminum	325	370	99
Average price (USD/Ton)	1,654	1,720	1,740
Sugar	869	391	365
Average price (USD cent/Lb)	12.13	11.87	12.17
PX+MEG	364	364	—
Average price (USD /Ton)	730	730	—

As of December 31, 2019, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates as follows:

	Maturity
	1‑6 months		6‑12 months		More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	Ps.	4,373	Ps.	2,086	Ps.	—
Average exchange rate MXN/USD		20.00		20.20		—
Net exposure		746		378		267
Average exchange rate BRL/USD		4.05		4.19		4.44
Net exposure		220		85		—
Average exchange rate COP/USD		3,491		3,460		—
Net exposure		137		—		—
Average exchange rate ARS/USD		79.23		—		—
Net exposure		335		87		—
Average exchange rate URY/USD		37.55		40.03		—
Foreign exchange currency option contracts
Net exposure		107		—		—
Average exchange rate COP/USD		3,252		—		—
Foreign exchange currency swap contracts
Net exposure		9,423		—		18,428
Average exchange rate MXN/USD		19.54		—		15.93
Net exposure		—		4,365		9,140
Average exchange rate BRL/USD		—		3.41		4.00
Net exposure		—		84		1,195
Average exchange rate BRL/MXN		—		0.21		0.21
Net exposure		—		—		2,403
Average exchange rate COP/USD		—		—		3,075
Net exposure		—		3,007		1,371
Average exchange rate CLP/USD		—		696.02		677.00
Interest rate risk
Interest rate swaps
Net exposure		—		4,365		—
Interest rate average BRL		—		8.34%		—%
Net exposure		—		—		11,403
Interest rate average MXN		—		—		7.17%
Net exposure		—		—		2,197
Interest rate average CLP		—%		—		6.26%
Commodities risk
Aluminum		276		118		—
Average price (USD/Ton)		1,796		1,812		—
Sugar		1,192		361		98
Average price (USD cent/Lb)		13.09		12.73		13.45
PX+MEG		160		160		—
Average price (USD /Ton)		848		848		—

As of December 31, 2020 and 2019, the Company does not have any cash flows hedge exposures.

As of December 31, 2020, a reconciliation per category of equity components and an analysis of OCI components, net of tax; generated by the cash flow hedges were as follows:

	Hedging		Costs of hedging
	reserve		reserve
Balances at beginning of the period	Ps.	431	Ps.	—
Cash flows hedges
Fair value changes:
Foreign exchange currency risk – Purchase of stock		82		—
Foreign exchange currency risk – Other stock		(626)		—
Interest rate risk		2,991		—
The amounts included in non-financial costs:
Taxes due to changes in reserves during the period		12		—
Balances at the end of the period	Ps.	2,890	Ps.	—

Impact of hedging on equity

Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign
	exchange		Foreign		Cross-currency		Interest		Treasury		Commodity		Total holders		Non-controlling
	forward contracts		currency option		swaps		rate swaps		Lock contracts		price contracts		of the parent		interest		Total
As at January 1, 2019	Ps.	53	Ps.	17	Ps.	1,296	Ps.	351	Ps.	—	Ps.	(136)	Ps.	1,065	Ps.	(120)	Ps.	945
Financial instruments – purchases		(244)		2		78		—		102		29		(33)		(71)		(104)
Change in fair value of financial instruments recognized in OCI		—		—		(77)		(416)		—		3		(490)		(1,101)		(1,591)
Amount reclassified from OCI to profit or loss		(68)		(26)		451		36		—		198		591		631		1,222
Foreign currency revaluation of the net foreign operations		—		—		(176)		—		—		—		(176)		(93)		(269)
Effects of changes in foreign exchange rates		—		—		30		9		—		3		42		22		64
Tax effect		103		7		—				(31)		(74)		(465)		195		(270)
As at December 31, 2019	Ps.	(156)	Ps.	—	Ps.	1,602	Ps.	(20)	Ps.	71	Ps.	23	Ps.	534	Ps.	(537)	Ps.	(3)
Financial instruments – purchases		(840)		2		(2,145)		—		—		351		(2,632)		(170)		(2,803)
Change in fair value of financial instruments recognized in OCI		(483)		—		6,922		(762)		—		9		5,686		1,425		7,387
Amount reclassified from OCI to profit or loss		277		(2)		2,461		129		(102)		(37)		2,726		943		3,670
Foreign currency revaluation of the net foreign operations		—		—		(3,588)		—		—		—		(3,588)		(1,893)		(3,588)
Effects of changes in foreign exchange rates		7		—		92		14		—		(8)		105		55		(1,846)
Tax effect		163		—		—				31		(108)		(977)		(106)		(1,246)
As at December 31, 2020	Ps.	(1,032)	Ps.	—	Ps.	5,344	Ps.	(639)	Ps.	—	Ps.	230	Ps.	1,854	Ps.	(283)	Ps.	1,571

Note 22. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2020 and 2019 is as follows:

	December 31,		December 31,
	2020		2019
Coca-Cola FEMSA	Ps.	66,800	Ps.	72,649
Other		2,644		1,113
	Ps.	69,444	Ps.	73,762

The changes in the FEMSA’s non-controlling interest were as follows:

	2020		2019		2018
Balance at beginning of the period	Ps.	73,762	Ps.	78,489	Ps.	86,621
Net income of non-controlling interest		5,686		7,349		9,089
Other comprehensive income (loss):		(5,793)		(4,552)		(4,080)
Exchange differences on translation of foreign operation		(5,958)		(3,833)		(4,016)
Remeasurements of the net defined benefits liability		(169)		(271)		155
Valuation of the effective portion of derivative financial instruments		334		(448)		(219)
Dividends		(5,524)		(3,945)		(3,713)
Share based payment		(64)		(12)		31
Acquisition of Socofar non-controlling interest		—		(3,530)		—
Acquisition of Synergy non-controlling interest (see Note 4.1)		1,298		—		—
Other acquisitions and remeasurements		79		32		413
(Derecognition) from non-controlling interest		—		—		(11,140)
Accounting standard adoption effects (“IFRIC 23 and IFRS 9”)		—		(69)		(150)
Adoption of IAS 29 for Argentina		—		—		1,418
Balance at end of the period	Ps.	69,444	Ps.	73,762	Ps.	78,489

Non-controlling interest’s accumulated other comprehensive income is comprised as follows:

	December 31,		December 31,
	2020		2019
Exchange differences on translation foreign operation	Ps.	(6,657)	Ps.	(699)
Remeasurements of the net defined benefits liability		(559)		(390)
Valuation of the effective portion of derivative financial instruments		(277)		(611)
Accumulated other comprehensive income	Ps.	(7,493)	Ps.	(1,700)

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which hold Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.

Summarized financial information in respect of Coca-Cola FEMSA is set out below:

	December 31,		December 31,
	2020		2019
Total current assets	Ps.	72,440	Ps.	56,796
Total non-current assets		190,626		201,043
Total current liabilities		42,845		51,010
Total non-current liabilities		97,764		77,144
Total revenue	Ps.	183,615	Ps.	194,471
Consolidated net (loss) income for continuing operations		10,368		12,630
Consolidated comprehensive income for continuing operations	Ps.	3,050	Ps.	5,489
Net cash flow generated from operating activities for continuing operations		35,147		31,289
Net cash flow used in investing activities for continuing operations		(10,508)		(10,744)
Net cash flow used in financing activities for continuing operations		417		(22,794)

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

Note 23. Equity

23.1 Equity accounts

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units. As of December 31, 2020 and 2019, the common stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

The characteristics of the common shares are as follows:

●	Series “B” shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock;
●	Series “L” shares, with limited voting rights, which may represent up to 25% of total capital stock; and
●	Series “D” shares, with limited voting rights, which individually or jointly with series “L” shares may represent up to 49% of total capital stock.

The Series “D” shares are comprised as follows:

●	Subseries “D-L” shares may represent up to 25% of the series “D” shares;
●	Subseries “D-B” shares may comprise the remainder of outstanding series “D” shares; and

●	The non-cumulative premium dividend to be paid to series “D” shareholders will be 125% of any dividend paid to series “B” shareholders.

The Series “B” and “D” shares are linked together in related units as follows:

●	“B units” each of which represents five series “B” shares, and which are traded on the BMV; and
●	“BD units” each of which represents one series “B” share, two subseries “D-B” shares and two subseries “D-L” shares, and which are traded both on the BMV and the NYSE.

As of December 31, 2020 and 2019, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540
Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2020 and 2019, this reserve amounted to Ps. 596.

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

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. A new Income Tax Law (“LISR”) went into effect on January 1, 2014; such law no longer includes the tax consolidation regime which allowed calculating the CUFIN on a consolidated basis; therefore, beginning in 2014, distributed dividends must be taken from the individual CUFIN balance of FEMSA, which can be increased with the subsidiary companies’ individual CUFINES through the transfers of dividends. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2020 amounted to Ps. 237,627. Dividends distributed to its stockholders who are individuals and foreign residents must withhold 10% for LISR purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balances as of December 31, 2013.

At an ordinary shareholders’ meeting of FEMSA held on March 16, 2018, the shareholders approved a dividend of Ps. 9,220 that was paid 50% on May 4, 2018 and the other 50% on November 6, 2018; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2018, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 9, 2018, the shareholders approved a dividend of Ps. 7,038 that was paid 50% on May 3, 2018 and other 50% on November 1, 2018. The corresponding payment to the non-controlling interest was Ps. 3,713.

At an ordinary shareholders’ meeting of FEMSA held on March 22, 2019, the shareholders approved a dividend of Ps 9,692 that was paid 50% on May 7, 2019 and other 50% on November 5, 2019; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2019, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 14, 2019, the shareholders approved a dividend of Ps. 7,437 that was paid 50% on May 3, 2019 and other 50% on November 1, 2019. The corresponding payment to the non-controlling interest was Ps. 3,925.

At an ordinary shareholders’ meeting of FEMSA held on March 20, 2020, the shareholders approved a dividend of Ps. 10,360 that was paid 50% on August 20, 2020 and other 50% on November 5, 2020; and a reserve for share repurchase of a maximum of Ps. 17,000. As of December 31, 2020, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 17, 2020, the shareholders approved a dividend of Ps. 10,210 that was paid 50% on May 5, 2020 and other 50% on November 3, 2020. The corresponding payment to the non-controlling interest was Ps. 5,389.

For the years ended December 31, 2020, 2019 and 2018 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2020		2019		2018
FEMSA	Ps.	10,360	Ps.	9,692	Ps.	9,220
Coca-Cola FEMSA (100% of dividend)		10,210		7,437		7,038

For the years ended December 31, 2020 and 2019 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2020		2019		2018
“B”	Ps.	0.51667	Ps.	0.48333	Ps.	0.45980
“D”		0.64583		0.60417		0.57480

23.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance in order to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2020 and 2019.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 23.1) and debt covenants (see Note 19).

The Company's Finance, Planning and the Corporate Practices Committees reviews the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both national and international, currently rated AAA and A- respectively, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 1.5. As a result, prior to entering into new business ventures, acquisitions or divestures, management evaluates the optimal ratio of debt to EBITDA in order to maintain its credit rating.

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

	2020				2019					2018
	Per Series		Per Series		Per Series		Per Series		Per Series		Per Series
	“B” Shares		“D” Shares		“B” Shares		“D” Shares		“B” Shares		“D” Shares
(in millions of shares)
Weighted average number of shares for basic earnings per share		9,243.59		8,633.38		9,244.16		8,635.65		9,243.81		8,634.26
Effect of dilution associated with non-vested shares for share based payment plans		2.83		11.33		2.26		9.06		2.61		10.45
Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,246.42		8,644.71		9,246.42		8,644.71		9,246.42		8,644.71
Dividend rights per series		100%		125%		100%		125%		100%		125%
(see Note 23.1)
Weighted average number of shares further adjusted to reflect dividend rights		9,246.42		10,805.89		9,246.42		10,805.89		9,246.42		10,805.89
Basic earnings per share from continuing operations		(0.10)		(0.12)		1.03		1.29		1.13		1.41
Basic earnings per share from discontinued operations		—		—		—		—		0.07		0.09
Diluted earnings per share from continuing operations		(0.10)		(0.12)		1.03		1.29		1.13		1.41
Diluted earnings per share from discontinued operations		—		—		—		—		0.07		0.09
Allocation of earnings, weighted		46.11%		53.89%		46.11%		53.89%		46.11%		53.89%
Net controlling interest income allocated from continuing operations	Ps.	(890)	Ps.	(1,040)	Ps.	9,545	Ps.	11,154	Ps.	10,403	Ps.	12,157
Net controlling interest income allocated from discontinued operations	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	660	Ps.	770

Note 25. Taxes

25.1 Recoverable taxes

Recoverable taxes are mainly the result of higher provisional payments of income tax during 2020 in comparison to current year provision, which will be compensated in future years. The operations in Guatemala, Panama, Nicaragua and Colombia are subject to a minimum tax. In Guatemala and Colombia this tax is recoverable under certain circumstances only. Guatemala tax basis is determined considering the highest between total assets and net income; in Colombia tax basis is equity.

25.1.1 Exclusion of the State VAT (ICMS) on the federal sale taxes (PIS / COFINS) calculate basis

On March 15, 2017 the Brazilian Federal Supreme Court (STF) ruled that the inclusion of the VAT (ICMS) on federal sales taxes (PIS and COFINS) taxable basis is unconstitutional. During 2019, our companies in Brazil obtained conclusive favorable motions over this exclusion of VAT (ICMS) over PIS / COFINS calculation. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and recovery of the taxes paid becomes virtually certain. During 2020 and 2019, it was concluded the administrative formalities for one of the motions and the recoverable taxes for this motion were recorded in the income statement.

As of December 31, 2020 and 2019 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 2,523 and Ps. 4,223.

25.2 Tax Reforms

Chile

In 2020 Corporate Income Tax rate in Chile remains 27%. The Chilean tax authority included an instant depreciation regime of 50% for acquisition of new assets acquired between January 1st, 2019 and December 31st, 2021, with the possibility to apply accelerated depreciation to the 50% residual basis.

Mexico

On January 1, 2020, a new tax regime in Mexico was effective regarding foreign transparent vehicles and changes were made to the preferential tax regime. As a result of such changes, the dividends from Heineken Group are subject to a 30% income tax in Mexico when received.

Starting January 1, 2020, the excise tax increased from 5.0% to 7.0% to carbonated beverages added with sugar or any caloric sweetener. Drinkable foods based on dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

In addition to the above, on October 30, 2019, Mexico approved a new Tax Reform, which was effective on January 1, 2020.

The most relevant changes are: (i) Taxpayers has been limited to a net interest deduction equal to 30% of the entity’s Adjusted Taxable Income (ATI). ATI is determined similarly to EBITDA (earnings before interest, taxes, depreciation and amortization). A $20,000,000 pesos (approximately USD 1M) exception applies for deductible interest at a Mexican group level. The non-deductible interests that exceed the limitation could be carried forward for the subsequent 10 tax years; (ii) The reform modifies the excise tax (IEPS) of 1.17 pesos to 1.2616 per liter on the production, sale and import of beverages with added sugar and HFCS (High-fructose corn syrup) for flavored beverages and starting January 1, 2021, this tax is subject to an annual increase based on the inflation of the previous year; (iii) The excise tax of 25% on energized beverages is applicable whenever the beverages include a mixture of caffeine with any other stimulating effects substances; (iv) Federal Fiscal Code (FFC) was modified to attribute joint liability to partners, shareholders, directors, managers or any other responsible of the management of the business; (v) added a disclosure obligation of certain reportable transactions to tax authorities; and (vi) increased the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities understand there is a lack of business reason and no economic benefit obtained, other than the tax benefit.

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensación universal). As of such date, the right to offset any tax credit is against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties). Additionally, by Executive Decree, certain tax benefits related to the value-added tax and income tax were provided to businesses located in the northern border of Mexico. Due to the territories where we operate, this last provision is not applicable to our business.

Colombia

On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the income tax rate from 33.0% for 2019 to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% for 2018 to 1.5% for 2019 and 2020, and to 0.0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1, and was modified to apply only to transactions between related parties. Commencing on January 1, 2019, value-added tax, which was applied only to the first sale in the supply chain prior to December 31, 2018, began to be applied and transferred throughout the entire supply chain, which in our case results in charging value-added tax on the sales price of our finished goods (applicable to our Colombian subsidiary located in the free trade zone). For companies located in free trade zones, the value-added tax is charged on the cost of imported raw materials of national and foreign origin, which we are able to credit against the value-added tax on the sales price of our products. The municipality sales tax is 50.0% deductible against payable income tax for 2019 and will be 100.0% deductible in 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax. Additionally, this tax reform increased the tax rate on dividends paid to foreign individuals and non-resident entities from 5.0% to 7.5%. The tax reform also imposed a tax rate of 7.5% on dividends paid to Colombian companies. This tax is charged only on the first distribution of dividends from one Colombian corporate entity to another, and a credit resulting from the tax withholding is carried forward until a Colombian company makes a distribution to a shareholder that is an individual residing in Colombia or a non-resident individual or entity.

In October 2019, the Colombian courts declared the tax reform that became effective on January 1, 2019 unconstitutional. On December 27, 2019, the Colombian government enacted a new tax reform, which became effective on January 1, 2020. In general, the reform maintained the provisions introduced on the previous tax reform and included some additional changes, as follows: (i) the minimum assumed income tax rate (renta presuntiva sobre el patrimonio) was reduced from 1.5% to 0.5% for 2020 and reduced to 0.0% for the year 2021 and beyond; (ii). the tax rate on dividends paid to Colombian resident individuals was reduced from 15.0% to 10.0%; (iii) the tax rate on dividends paid to foreign individuals and non-resident entities was increased from 7.5% to 10.0%; (iv) the possibility to deduct 100% of the municipality sales tax against payable income tax was postponed to 2022; and (v) taxpayers were granted more flexibility to credit or recover the value-added tax of imported goods from free trade zones.

Costa Rica

On July 1, 2019, a tax reform became effective in Costa Rica. This reform allowed tax credits on sales taxes to be recorded on goods, administrative services and general expenses. The value-added tax rate of 13.0% on services provided within Costa Rica now applies to both domestic and foreign service providers. Capital gains taxes are now imposed at a rate of 15.0% on sales of assets located in Costa Rica. New income tax withholding rates are now imposed on salaries and other employee benefits at the rates of 25.0% and 20.0%, depending on the salary bracket. Finally, a new thin capitalization rule provides that interest expenses paid to entities other than members of the Costa Rican financial system that exceed 20.0% of a company’s EBITDA are not deductible for income tax purposes.

Panama

Until November 17, 2019, Panama imposed an excise tax of 5.0% on carbonated beverages and imported non-carbonated beverages and a 10.0% selective consumption tax on syrups, powders and concentrate used to produce sugary drinks. On November 18, 2019, Panama replaced such excise tax with an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. As of January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

Nicaragua

On March 1, 2019, a tax reform became effective in Nicaragua, increasing the excise tax for all beverages (except for water) from 9.0% to 11.0%; to 13.0% on January 1, 2020; and to 15.0% starting on January 1, 2021. Besides, starting on March 1, 2019, the minimum alternative income tax increased from 1.0% to 3.0%.

Uruguay

On December 29, 2020, the Uruguayan government issued an executive decree reforming the determination of the excise tax credit of $1.15 per sold liter on returnable bottles. Starting on January 1, 2021 to June 30, 2021, the tax credit must be determined considering the relation between the purchases of returnable bottles of Uruguayan origin with the total purchases of returnable bottles, using the figures of the last three years. For the second half of 2021, it is expected that the government will issue another decree with the corresponding provisions to apply the tax credit.

Brazil

The Brazilian federal production tax rates and federal sales tax rates increased in 2017 and 2018 and remained flat in 2019 and 2020. In early 2017, the Supreme Court decided that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. The Brazilian tax authorities have appealed the Supreme Court’s decision and such appeal is in process. However, our Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis, in accordance with the Supreme Court’s ruling, and obtained a final favorable resolution in 2019. In 2020, the federal production and sales taxes together resulted in an average of 15.9% tax over net sales.

In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018, was increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, was reduced to 8.0% from July 1, 2019 to September 30, 2019 and was increased to 10.0% from October 1, 2019 to December 31, 2019. The excise tax rate was reduced to 4.0% from January

1, 2020 to May 31, 2020, was increased to 8.0% from June 1, 2020 to November 30, 2020 and was reduced again to 4.0% on December 1, 2020 till January 31, 2021 and it was increased to 8% from February 1, 2021 onward.

Argentina

Beginning on January 1, 2021, taxpayers may adjust inflationary effects for income tax purposes in one sole year instead of through a period of six years.

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

However, the reform increased the sales tax rate in the City of Buenos Aires from 1.0% to 2.0% in 2018, and scheduled a reduction to 1.5% in 2019, to 1.0% in 2020, to 0.5% in 2021 and to 0.0% in 2022. Nonetheless, the Argentine government issued an executive decree with an order to maintain the sales taxes rate in the City of Buenos Aires at a rate of 1.5% through 2020, without ruling on whether the scheduled reductions for 2021 and 2022 will occur. On December 11, 2020, Argentine government signed a new commitment to suspend the reduction of sales taxes rate until December 31, 2021. The rate for both Buenos Aires City and Buenos Aires province will remain at 1.5%.

25.3 Income Tax

The major components of income tax expense for the years ended December 31, 2020, 2019 and 2018 are:

	2020		2019		2018
Current tax expense	Ps.	18,690	Ps.	11,652	Ps.	10,480
Deferred tax expense (income):
Origination and reversal of temporary differences		(5,824)		127		491
Utilization (recognition) of tax losses, net		1,994		(1,201)		(927)
Change in the statutory rate		(41)		(102)		125
Total deferred tax income expense		(3,871)		(1,176)		(311)
Total income taxes	Ps.	14,819	Ps.	10,476	Ps.	10,169

On May 29, 2020, the Company reached an agreement with the Mexican tax authority (the Servicio de Administración Tributaria), to resolve interpretative differences over taxes paid outside of Mexico, without judicial action. Under the agreed terms, the Company recognized the tax position as a liability in the statement of financial position and recognized a provision in the income statement of approximately Ps. 8,754 million during the second quarter of 2020. From this amount Ps. 5,500 million were recorded and presented as current tax expense, and Ps. 3,253 million as penalties, from which Ps. 868 million correspond to inflationary effects. The total liability was fully paid during the second and third quarter of 2020.

Recognized in Consolidated Statement of Other Comprehensive Income (“OCI”)

Income tax related to items charged or
recognized directly in OCI during the period:	2020		2019		2018
Unrealized gain (loss) on cash flow hedges	Ps.	871	Ps.	(391)	Ps.	(293)
Exchange differences on translation of foreign operations		4,758		(1,667)		(2,647)
Remeasurements of the net defined benefit liability		(208)		(371)		287
Share of the other comprehensive income of equity accounted investees		(2,597)		288		989
Total income tax benefit recognized in OCI	Ps.	2,824	Ps.	(2,141)	Ps.	(1,664)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2020, 2019 and 2018 is as follows:

	2020	2019	2018

Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(5.1)%	(2.2)%	(4.0)%
Annual inflation tax adjustment	3.0%	0.2%	(1.2)%
Difference between statutory income tax rates	1.0%	0.9%	1.8%
Non-deductible expenses	3.8%	4.5%	3.2%
Taxable (non-taxable) income	2.9%	(1.0)%	(0.5)%
Effect of changes in Argentina tax law	0.1%	(0.3)%	(0.9)%
Others	(1.9)%	(0.7)%	0.9%
Impairments (1)	4.6%	0.9%	0.4%
Adjustments for previous tax years (2)	30.3%	—%	—%
Income tax credit	(8.3)%	—%	—%
Tax Loss (3)	16.3%	0.1%	0.5%
Consolidated Effective income tax rate (4)	76.7%	32.4%	30.2%
(1)Includes the impairments of Specialty's and Estrella Azul explained in Note 13 and 10, respectively.
(2)Related to an agreement with the Mexican tax authority, to resolve interpretative differences over foreign (non-Mexican) dividends received before 2020.
(3)Includes the adjustments in tax losses recognized during 2020 in Coca-Cola FEMSA.
(4)The effective income tax rate without the extraordinary effects occurred during 2020 is 33.8%.

Deferred Income Tax Related to:

	Consolidated Statement				Consolidated Statement
	of Financial Position as of				of Income
	December 31, 2020		December 31, 2019		2020		2019			2018
Allowance for doubtful accounts	Ps.	(501)	Ps.	(437)	Ps.	(25)	Ps.	(43)	Ps.	93
Inventories		(757)		76		60		(6)		(27)
Other current assets		122		256		(163)		182		(31)
Property, plant and equipment, net		(4,999)		(4,068)		(708)		(320)		(851)
Investments in equity accounted investees		(9,321)		(5,482)		(15)		7		40
Other assets		(681)		137		(729)		59		(82)
Finite useful lived intangible assets		(181)		(111)		129		(345)		627
Indefinite lived intangible assets		9,316		10,788		(261)		1,220		758
Post-employment and other long-term employee benefits		(1,124)		(1,067)		(37)		(2)		(148)
Derivative financial instruments		(121)		(9)		(114)		(31)		(63)
Provisions		1,135		(1,216)		142		1,359		1,122
Temporary non-deductible provision		(4,907)		(3,183)		(1,893)		(1,797)		(293)
Employee profit sharing payable		(371)		(430)		64		8		(27)
Tax loss carryforwards		(8,422)		(10,309)		1,994		(1,201)		(927)
Tax credits to recover (2)		(2,595)		(1,855)		(1,629)		(122)		(109)
Other comprehensive income (1)		32		(596)		86		29		(54)
Exchange differences on translation of foreign operations in OCI		7,697		3,959		—		—		—
Other liabilities		717		533		(440)		(3)		(324)
Right of use from leases, net		(1,049)		(561)		(532)		(577)		—
Deferred tax income					Ps.	(4,071)	Ps.	(1,583)	Ps.	(296)
Deferred tax income net recorded in share of the profit of equity accounted investees						200		407		(15)
Deferred tax income, net					Ps.	(3,871)	Ps.	(1,176)	Ps.	(311)
Deferred income taxes, net		(16,010)		(13,575)
Deferred tax asset		(22,043)		(20,521)
Deferred tax liability	Ps.	6,033	Ps.	6,946

(1)	Deferred tax related to derivative financial instruments and remeasurements of the net defined benefit liability.
(2)	Corresponds to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law as well as effects of the exchange of foreign currencies with a related and non-related parties.

Deferred tax related to Accumulated Other Comprehensive Income (“AOCI”)

Income tax related to items charged or
recognized directly in AOCI as of the year:	2020		2019
Unrealized loss on derivative financial instruments	Ps.	795	Ps.	(36)
Remeasurements of the net defined benefit liability		(762)		(560)
Total deferred tax loss related to AOCI	Ps.	33	Ps.	(596)

The changes in the balance of the net deferred income tax asset are as follows:

	2020		2019		2018
Balance at the beginning of the period	Ps.	(13,575)	Ps.	(10,657)	Ps.	(9,720)
Deferred tax provision for the period		(3,871)		(1,176)		(311)
Deferred tax income net recorded in share of the profit of equity accounted investees		(404)		(406)		165
Acquisition of subsidiaries		—		(382)		(316)
Effects in equity:
Unrealized (gain) on cash flow hedges		865		(391)		(445)
Exchange differences on translation of foreign operations		2,215		(2,121)		(1,762)
Remeasurements of the net defined benefit liability		(256)		(204)		543
Retained earnings of equity accounted investees		(32)		384		54
Cash flow hedges in foreign investments		(1,020)		425		310
Restatement effect of the period and beginning balances associated with hyperinflationary economies		68		953		438
Disposal of subsidiaries		—		—		387
Balance at the end of the period	Ps.	(16,010)	Ps.	(13,575)	Ps.	(10,657)

The Company offsets tax assets and liabilities only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes are levied by the same tax authority.

Tax Loss Carryforwards

The subsidiaries in Mexico, Colombia, Uruguay, Argentina and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which a deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	Tax Loss
Year	Carryforwards
2021	Ps.	35
2022		50
2023		26
2024		69
2025		872
2026		1,884
2027		52
2028		2,683
2029		3,535
2030 and thereafter		2,303
No expiration (Brazil and Colombia)		15,109
	Ps.	26,618

Considering all available evidence, including forecasts, business plans and strategic measures, the Company has decided to make an adjustment in its deferred income tax asset as of December 31, 2020 for an amount of Ps 3,847.

The Company recorded certain goodwill balances due to acquisitions that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of NOLs in Brazil which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2020, the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly the related deferred tax assets have been fully recognized.

The changes in the balance of tax loss carryforwards are as follows:

	2020		2019
Balance at beginning of the period	Ps.	32,536	Ps.	29,941
Derecognized		(8,521)		(377)
Additions		7,538		7,194
Usage of tax losses		(2,444)		(2,947)
Translation effect of beginning balances		(2,491)		(1,275)
Balance at end of the period	Ps.	26,618	Ps.	32,536

There were no withholding taxes associated with the payment of dividends in 2020, 2019 or 2018 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. As of December 31, 2020, 2019 and 2018, the temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized aggregate to Ps. 41,280, Ps. 49,255 and Ps. 45,305, respectively.

Note 26. Other Liabilities, Provisions, Contingencies and Commitments

26.1 Other current financial liabilities

	December 31,		December 31,
	2020		2019
Sundry creditors	Ps.	11,895	Ps.	11,509
Derivative financial instruments (see Note 21)		1,127		848
Other notes payable (1)		—		11,294
Others		3		4
Total	Ps.	13,025	Ps.	23,655

(1)	Related to Socofar’s put option exercised on December 13, 2019.

26.2 Provisions and other non-current liabilities

	December 31,		December 31,
	2020		2019
Contingencies	Ps.	6,303	Ps.	8,854
Payable taxes		651		710
Others		2,586		879
Total	Ps.	9,540	Ps.	10,443

26.3 Other non-current financial liabilities

	December 31,		December 31,
	2020		2019
Derivative financial instruments (see Note 21)	Ps.	3,743	Ps.	1,672
Security deposits		1,279		809
Total	Ps.	5,022	Ps.	2,481

26.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the contingencies recorded as of December 31, 2020 and 2019:

	December 31,		December 31,
	2020		2019
Indirect taxes	Ps.	3,153	Ps.	5,062
Labor		1,857		2,455
Legal		1,293		1,337
Total (1)	Ps.	6,303	Ps.	8,854
(1)As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits. See Note 14.

26.5 Changes in the balance of provisions recorded

26.5.1 Indirect taxes

	December 31,		December 31,		December 31,
	2020		2019		2018
Balance at beginning of the period	Ps.	5,062	Ps.	5,421	Ps.	6,836
Penalties and other charges		—		1		123
New contingencies		489		486		178
Contingencies added in business combination		—		—		104
Cancellation and expiration		(153)		(247)		106
Payments		(218)		(174)		(112)
Reversal of indemnifiable items (1)		(1,177)		—		—
Effects of changes in foreign exchange rates		(850)		(425)		(951)
Effects due to derecognition of Philippines		—		—		(863)
Balance at end of the period	Ps.	3,153	Ps.	5,062	Ps.	5,421
(1)This amount includes Ps. 899 of certain tax contingencies that expired and are payable to the former shareholders of Spaipa (acquired in 2013).

26.5.2 Labor

	December 31,		December 31,		December 31,
	2020		2019		2018
Balance at beginning of the period	Ps.	2,455	Ps.	2,601	Ps.	2,723
Penalties and other charges		233		293		310
New contingencies		249		521		330
Contingencies added in business combination		—		44		289
Cancellation and expiration		(61)		(283)		(133)
Payments		(592)		(500)		(193)
Effects of changes in foreign exchange rates		(427)		(221)		(725)
Balance at end of the period	Ps.	1,857	Ps.	2,455	Ps.	2,601

26.5.3 Legal

	December 31,		December 31,		December 31,
	2020		2019		2018
Balance at beginning of the period	Ps.	1,337	Ps.	1,906	Ps.	3,296
Penalties and other charges		8		94		86
New contingencies		362		213		72
Contingencies added in business combination		—		77		67
Cancellation and expiration		(141)		(542)		(146)
Payments		(111)		(318)		(251)
Effects of changes in foreign exchange rates		(162)		(93)		(335)
Effects due to derecognition of Philippines		—		—		(883)
Balance at end of the period	Ps.	1,293	Ps.	1,337	Ps.	1,906

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

26.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2020 is Ps. 86,855. Such contingencies were classified by internal legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

Included in this amount Coca-Cola FEMSA has tax contingencies, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as “possible.” The main “possible” contingencies of Brazilian operations amount to approximately Ps. 48,403. This refers to various tax disputes related primarily to: (i) Ps. 8,899 of credits for ICMS (“VAT”); (ii) Ps. 29,280 related to tax credits of “IPI” over raw materials acquired from Free Trade Zone Manaus; (iii) claims of Ps. 4,878 related to compensation of federal taxes not approved by the IRS (Tax authorities); (iv) Ps. 2,677 related to the amortization of goodwill generated in acquisition operations; and (v) Ps. 2,667 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where the subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.

26.7 Collateralized contingencies

As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 7,342, Ps. 10,471 and Ps. 7,739 as of December 31, 2020, 2019 and 2018, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies, see Note 14. Also, as disclosed in Note 9.2, there is some restricted cash in Brazil related to current deposits in order to fulfill the collateral requirements for accounts payable.

26.8 Commitments

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 432 and Ps. 556 as of December 31, 2020 and 2019, respectively.

Note 27. Information by Segment

The information by segment is presented considering the Company’s business units (as defined in Note 1) based on its products and services, which is consistent with the internal reporting presented to the Chief Operating Decision Maker. A segment is a component of the Company that engages in business activities from which it earns revenues, and incurs the related costs and expenses, including revenues, costs and expenses that relate to transactions with any of Company’s other components. All segments’ operating results are reviewed regularly by the Chief Operating Decision Maker, who makes decisions about the resources that would be allocated to the segment and to assess its performance, and for which financial information is available.

In 2018, FEMSA made a change to the disclosure related to the businesses segments formerly named as FEMSA Comercio’s “Retail Division” by removing those operations that are not directly related to Proximity store business, including restaurant and discount retail units, from this segment. The business segment is now named the FEMSA Comercio – “Proximity Division” and only includes Proximity and Proximity‐related operations, most of which operate today under the OXXO brand across markets. The removed operations are included in “Other.”

Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same to those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below.

a)	By Business Unit:

			FEMSA		FEMSA
			Comercio –		Comercio –
	Coca-Cola		Proximity		Health		FEMSA Comercio –		Heineken				Consolidation
2020	FEMSA		Division		Division		Fuel Division		Investment		Other (1)		Adjustments		Consolidated
Total revenues	Ps.	183,615	Ps.	181,277	Ps.	65,172	Ps.	34,292	Ps.	—	Ps.	49,414	Ps.	(20,804)	Ps.	492,966
Intercompany revenue		5,016		451		—		9		—		15,328		(20,804)		—
Gross profit		82,811		74,296		19,575		4,300		—		13,823		(5,152)		189,653
Administrative expenses		—		—		—		—		—		—		—		22,988
Selling expenses		—		—		—		—		—		—		—		123,405
Other income		—		—		—		—		—		—		—		3,343
Other expenses		—		—		—		—		—		—		—		12,381
Interest expense		7,894		5,932		1,540		1,099		—		4,773		(3,722)		17,516
Interest income		1,048		388		162		40		61		4,123		(3,722)		2,100
Other net finance loss (3)		—		—		—		—		—		—		—		505
Income before income taxes and share of the profit of equity accounted investees		16,077		6,409		753		(224)		48		(4,237)		485		19,311
Income taxes		5,428		(280)		243		(29)		12		9,445		—		14,819
Share of the profit of equity accounted investees, net of tax		(281)		(18)		—		—		(434)		(3)		—		(736)
Net income from continuing operations		—		—		—		—		—		—		—		3,756
Consolidated net income		—		—		—		—		—		—		—		3,756
Depreciation and amortization (2)		10,608		10,574		3,543		865		—		2,562		(103)		28,049
Non-cash items other than depreciation and amortization		1,494		739		28		22		—		138		—		2,421
Investments in equity accounted investees		7,623		3,102		—		—		87,291		254		—		98,270
Total assets		263,066		121,200		60,107		15,878		92,444		191,207		(59,054)		684,848
Total liabilities		140,609		104,141		46,038		14,257		4,011		127,426		(58,821)		377,661
Investments in fixed assets (4)		10,354		6,907		1,694		549		—		1,533		(144)		20,893

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange gain, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

			FEMSA		FEMSA		FEMSA
			Comercio –		Comercio –		Comercio –
	Coca-Cola		Proximity		Health		Fuel		Heineken				Consolidation
2019	FEMSA		Division		Division		Division		Investment		Other (1)		Adjustments		Consolidated
Total revenues	Ps.	194,471	Ps.	184,810	Ps.	58,922	Ps.	47,852	Ps.	—	Ps.	41,788	Ps.	(21,132)	Ps.	506,711
Intercompany revenue		5,688		325		—		11		—		15,108		(21,132)		—
Gross profit		87,507		75,099		17,645		4,775		—		11,551		(5,096)		191,481
Administrative expenses		—		—		—		—		—		—		—		19,930
Selling expenses		—		—		—		—		—		—		—		121,871
Other income		—		—		—		—		—		—		—		1,013
Other expenses		—		—		—		—		—		—		—		4,905
Interest expense		6,904		5,733		1,226		1,175		1		2,303		(3,209)		14,133
Interest income		1,230		338		10		114		23		4,563		(3,110)		3,168
Other net finance income (3)		—		—		—		—		—		—		—		(2,527)
Income before income taxes and share of the profit of equity accounted investees		18,409		11,458		1,487		124		10		449		359		32,296
Income taxes		5,648		923		556		49		(491)		3,791		—		10,476
Share of the profit of equity accounted investees, net of tax		(131)		9		—		—		6,428		(78)		—		6,228
Net income from continuing operations		—		—		—		—		—		—		—		28,048
Consolidated net income		—		—		—		—		—		—		—		28,048
Depreciation and amortization (2)		10,642		9,604		3,112		855		—		1,708		(112)		25,809
Non-cash items other than depreciation and amortization		1,083		529		23		105		—		755		—		2,495
Investments in equity accounted investees		9,751		3,719		—		—		83,789		211		—		97,470
Total assets		257,841		117,229		54,366		17,701		86,639		158,746		(54,981)		637,541
Total liabilities		128,154		98,468		53,468		16,754		3,151		66,812		(55,017)		311,790
Investments in fixed assets (4)		11,465		10,374		1,529		706		—		1,685		(180)		25,579

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

			FEMSA		FEMSA		FEMSA
			Comercio –		Comercio –		Comercio –
	Coca-Cola		Proximity		Health		Fuel		Heineken				Consolidation
2018	FEMSA		Division		Division		Division		Investment		Other (1)		Adjustments		Consolidated
Total revenues	Ps.	182,342	Ps.	167,458	Ps.	51,739	Ps.	46,936	Ps.	—	Ps.	42,293	Ps.	(21,024)	Ps.	469,744
Intercompany revenue		5,160		290		—		—		—		15,574		(21,024)		—
Gross profit		83,938		65,529		15,865		4,231		—		10,233		(4,626)		175,170
Administrative expenses		—		—		—		—		—		—		—		17,313
Selling expenses		—		—		—		—		—		—		—		114,573
Other income		—		—		—		—		—		—		—		673
Other expenses		—		—		—		—		—		—		—		2,947
Interest expense		7,568		1,806		678		211		1		2,057		(2,496)		9,825
Interest income		1,004		372		14		159		22		3,757		(2,496)		2,832
Other net finance expenses (3)		—		—		—		—		—		—		—		(387)
Income before income taxes and share of the profit of equity accounted investees		17,190		13,335		1,438		407		11		1,219		30		33,630
Income taxes		5,260		1,124		652		123		4		3,006		—		10,169
Share of the profit of equity accounted investees, net of tax		(226)		(17)		—		—		6,478		17		—		6,252
Net income from continuing operations		—		—		—		—		—		—		—		29,713
Net income from discontinued operations		—		—		—		—		—		—		—		3,366
Consolidated net income		—		—		—		—		—		—		—		33,079
Depreciation and amortization (2)		10,028		4,971		983		152		—		1,103		—		17,237
Non-cash items other than depreciation and amortization		755		367		22		11		—		490		—		1,645
Investments in equity accounted investees		10,518		84		—		—		83,461		252		—		94,315
Total assets		263,787		75,146		35,881		7,015		86,340		150,674		(42,462)		576,381
Total liabilities		132,037		56,468		23,357		6,142		4,054		61,340		(42,559)		240,839
Investments in fixed assets (4)		11,069		9,441		1,162		520		—		2,391		(317)		24,266

(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange gain, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets and other long-lived assets.

b)	By Geographic Area:

The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama), (ii) United States, (iii) the South America division (comprising the following countries: Brazil,

Argentina, Colombia, Chile, Ecuador, Peru and Uruguay) and (iv) Europe (comprised of the Company’s equity method investment in Heineken Group). For further information related with aggregates geographic areas see Note 28.2 Disaggregation of revenue.

Geographic disclosure for the Company non-current assets is as follow:

	2020		2019
Mexico and Central America (1)	Ps.	234,679	Ps.	230,889
United States (2)		37,105		13,310
South America (3)		124,470		136,480
Europe		87,326		84,283
Consolidated	Ps.	483,580	Ps.	464,962

(1)	Domestic (Mexico only) non-current assets were Ps. 226,497 and Ps. 223,605, as of December 31, 2020, and December 31, 2019, respectively.
(2)	On May 15, 2020, the Company completed the acquisition of WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”) to form a new platform within the Jan-San, Packaging and Specialized distribution industry in the United States. The platform will bring together two market leaders in this field: WAXIE and North American, with FEMSA acquiring a majority controlling interest of 89% in the combined company.
(3)	South America non-current assets includes Brazil, Argentina, Colombia, Chile, Uruguay and Ecuador. Brazilian non-current assets were Ps. 66,050 and Ps. 79,710, as of December 31, 2020 and December 31, 2019, respectively. Colombia non-current assets were Ps. 15,653 and Ps. 16,463, as of December 31, 2020 and December 31, 2019, respectively. Argentina non-current assets were Ps. 3,905 and Ps. 4,043, as of December 31, 2020 and December 31, 2019, respectively. Chile non-current assets were Ps. 30,953 and Ps. 28,424, as of December 31, 2020 and December 31, 2019, respectively. Uruguay non-current assets were Ps. 4,537 and Ps. 4,781, as of December 31, 2020 and December 31, 2019, respectively. Ecuador non-current assets were Ps. 3,372 and Ps. 3,064, as of December 31, 2020 and December 31, 2019, respectively.

Note 28. Revenues

28.1Nature of goods sold and services

The information sets below described the core activities of the business units from which the Company generates its revenues. According to the standard, the performance obligation for the Company’s business units are satisfied at a point in time that the control of good and services are totally transferred to the customers. For detail information about business segments, see Note 27.

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

Services revenues

Includes the rendering of manufacturing services, logistic and administrative services. The transaction prices are assigned to each product on sale based on its own sale price if sold separately. The performance obligation is satisfied at the point in time the service is delivered to the customer.

FEMSA Comercio –Proximity Division	Products sales

Operates the largest chain of small-format stores in Mexico and Latin America including as some of its principal products as beers, cigarettes, sodas, other beverages and snacks. The performance obligation is satisfied at the time of the sale or at the moment the control of the product is transferred and the payment is made by the customer.

Commercial revenues

Includes mainly the commercialization of spaces into within stores, and revenues related to promotions and financial services. The performance obligation is satisfied at the point in time the service is rendered to the customer.

FEMSA Comercio – Health Division	Product sales

The core products include patent and generic formulas of medicines, beauty products, medical supplements, housing and personnel care products. The performance obligation is satisfied at the point in time of the sale or at the moment the control of the product is transferred to the customer.

Services revenues

Rendering of services adding value as financial institutions, medical consultation and some financial services. The performance obligation is satisfied at the point in time of the rendering or the control is transferred to the customer.

FEMSA Comercio – Fuel Division	Product sales

The core products are sold in the retail service stations as fuels, diesel, motor oils and other car care products. The performance obligation is satisfied at the point in time on sale and/or the control is transferred to the customer.

Others	Integral logistic services

Rendering a wide range of logistic services and maintenance of vehicles to subsidiaries and customers. The operations are on a daily or monthly basis or based upon the customer request. The revenue is recognized progressively during the time the service is rendered in a period no greater than a month.

Production and sale of commercial refrigeration, plastic solutions and sale of equipment for food processing.

Involves the production, commercialization of refrigerators including its delivery and installation and offering of integral maintenance services at the point of sale. Also includes design, manufacturing and recycling of plastic products. In addition, it includes the sale of equipment for food processing, storage and weighing. The revenue recognition is performed at the time in which the corresponding installation is concluded. The recognition of revenue in other business lines is performed at the point of sale or in time the control of the product is transferred to the customer.

Product sales in the Jan-San, packaging and specialized distribution industry.

The revenues in this business are integrated from the sale of consumables in the janitorial, sanitary supply, and packaging industry in the United States. The performance obligation is satisfied at the point in time on sale and/or when the control is transferred to the customer.

28.2Disaggregation of revenue

The information sets below described the disaggregation of revenue by geographic area, business unit and products and services categories in which the Company operates. The timing in which the revenues are recognized by the business units in the Company, is mainly at the point in the time in which control of goods and services is transferred in its entirely to the customer.

							FEMSA Comercio –						FEMSA Comercio –						FEMSA Comercio –						Other
		Coca-Cola FEMSA					Proximity Division						Health Division						Fuel Division						Segments						Total
	2020		2019		2018		2020		2019		2018		2020		2019		2018		2020		2019		2018		2020		2019		2018		2020		2019		2018
By geographic areas:
Mexico and Central America (1)	Ps.	106,783	Ps.	109,249	Ps.	100,162	Ps.	179,218	Ps.	182,864	Ps.	166,040	Ps.	9,716	Ps.	8,170	Ps.	7,898	Ps.	34,292	Ps.	47,852	Ps.	46,936	Ps.	27,403	Ps.	32,217	Ps.	31,918	Ps.	357,412	Ps.	380,352	Ps.	352,954
United States (2)		—		—		—		15		—		—		—		—		—		—		—		—		12,250		—		—		12,265		—		—
South America (3)		76,832		85,223		82,180		2,044		1,946		1,418		55,456		50,752		43,841		—		—		—		9,761		9,552		10,350		144,093		147,473		137,789
Venezuela		—		—		—		—		—		—		—		—		—		—		—		—		—		18		25		—		18		25
Total revenues		183,615		194,472		182,342		181,277		184,810		167,458		65,172		58,922		51,739		34,292		47,852		46,936		49,414		41,787		42,293		513,770		527,843		490,768
Consolidation adjustments		5,016		5,688		5,160		451		325		290		—		—		—		9		11		—		15,328		15,108		15,574		20,804		21,132		21,024
Consolidated revenues		178,599		188,784		177,182		180,826		184,485		167,168		65,172		58,922		51,739		34,283		47,841		46,936		34,086		26,679		26,719		492,966		506,711		469,744
By products and/or services
Products sold in the point-of-sale	Ps.	183,615	Ps.	194,472	Ps.	182,342	Ps.	181,277	Ps.	184,810	Ps.	167,458	Ps.	65,172	Ps.	58,922	Ps.	51,739	Ps.	34,292	Ps.	47,852	Ps.	46,936	Ps.	23,254	Ps.	13,198	Ps.	13,240	Ps.	487,610	Ps.	499,254	Ps.	461,715
Services revenues		—		—		—		—		—		—		—		—		—		—		—		—		26,160		28,589		29,053		26,160		28,589		29,053
Consolidation adjustments		5,016		5,688		5,160		451		325		290		—		—		—		9		11		—		15,328		15,108		15,574		20,804		21,132		21,024
Consolidated revenues		178,599		188,784		177,182		180,826		184,485		167,168		65,172		58,922		51,739		34,283		47,841		46,936		34,086		26,679		26,719		492,966		506,711		469,744

(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 320,694, Ps. 346,659 and Ps. 319,792 and during the years ended December 31, 2020, 2019 and 2018, respectively.
(2)	On May 15, 2020, the Company completed the acquisition of WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”) to form a new platform within the Jan-San, Packaging and Specialized distribution industry in the United States. The platform will bring together two market leaders in this field: WAXIE And North American, with FEMSA acquiring a majority controlling interest of 89% in the combined company.
(3)	South America includes Brazil, Argentina, Colombia, Chile, Uruguay and Ecuador. South America revenues include Brazilian revenues of Ps. 62,758, Ps. 67,076 and Ps. 63,601 during the years ended December 31, 2020, 2019 and 2018, respectively. South America revenues include Colombia revenues of Ps. 14,800, Ps. 16,440 and Ps. 19,245 during the years ended December 31, 2020, 2019 and 2018, respectively. South America revenues include Argentina revenues of Ps. 5,531, Ps. 6,857 and Ps. 9,237 during the years ended December 31, 2020, 2019 and 2018, respectively. South America revenues include Chile revenues of Ps. 47,208, Ps. 45,276 and Ps. 44,576 during the years ended December 31, 2020, 2019 and 2018, respectively. South America revenues include Uruguay revenues of Ps. 3,124, Ps. 3,421 and Ps. 1,925 during the years ended December 31, 2020 and 2018, respectively. South America revenues include Ecuador revenues of Ps. 9,467 and Ps.6,539 during the years ended December 31, 2020 and 2019, respectively.

28.3Contract balances

As of December 31, 2020, no significant cost was incurred to obtain or accomplished a contract that might be capitalized as assets. No significant contacts have been entered into for which the Company has not performed all the obligations as well as additional costs associate to them.

28.4 Transaction price assigned to remaining performance obligations

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

Classification of Liabilities as Current or Non-current - Amendments to IAS 1

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●What is meant by a right to defer settlement
●That a right to defer must exist at the end of the reporting period
●That classification is unaffected by the likelihood that an entity will exercise its deferral right
●That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and must be applied retrospectively. The Company is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

Reference to the Conceptual Framework – Amendments to IFRS 3

In May 2020, the IASB issued Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.

The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 Levies, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively.

Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16

In May 2020, the IASB issued amendments to IAS 16, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendments. The amendments are not expected to have a material impact on the Company.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach.” The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022. The Company will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

I - Subsidiary as a first-time adopter - amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1. The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment will also be applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 with earlier adoption permitted.

Fees in the ’10 per cent’ test for derecognition of financial liabilities – amendments to IFRS 9 Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendments to IFRS 9. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022 with earlier adoption permitted. The Company will apply the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments. The amendments are not expected to have a material impact on the Company.

Note 30. Subsequent Events

In February 2021, Coca-Cola FEMSA entered into a new distribution agreement with Heineken Brazil that is intended to replace its previous distribution agreement with Heineken Brazil. The effectiveness of this distribution agreement is subject to various conditions, including the approval of the Brazilian antitrust authorities. Pursuant to the new distribution agreement, Coca-Cola FEMSA will continue to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and will add to the premium brand Eisenbahn and other premium international brands to its portfolio. Coca-Cola FEMSA will also cease to sell and distribute Heineken and Amstel beer brands upon the effectiveness of the new distribution agreement. Moreover, Coca-Cola FEMSA will have the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions. Upon the effectiveness of the new distribution agreement with Heineken Brazil, which is subject to various conditions, including the approval of the Brazilian antitrust authorities, Coca-Cola FEMSA intends to withdraw from the arbitration and other legal proceedings against Heineken Brazil and waive any rights with respect to any awards or judgements resulting from such arbitration and legal proceedings.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders, the Supervisory Board, and the Executive Board of Heineken N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Heineken N.V. and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated income statements and consolidated statements of comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Adoption of New Accounting Standard

As discussed in Note 4 to the financial statements, effective January 1, 2019, the Company adopted IFRS 16 - Leases, using the modified retrospective method.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenues from contracts with customers — Refer to Note 6.1 and 7.3 to the financial statements

Critical Audit Matter Description

HEINEKEN provides a wide variety of discounts depending on the nature of the customer. The Company also provides discounts with contractually agreed conditions for volume and promotional rebates. Conditional discounts are recognized based on target realization as specified in Note 6.1 to the financial statements. The target realization requires management to estimate target realization based on the expected or actual volume and adjust the discount accruals at balance sheet date.

Given the estimate made by management to assess target realization for conditional discounts under IFRS 15 Revenue From Contracts with Customers and the inherent presumed fraud risk related to year end adjustments of revenues and discount accruals, performing audit procedures to evaluate management’s estimate of target realization based on expected and actual volumes and the resulting adjustments at balance sheet date, required a higher degree of auditor judgement and an increased extent of effort.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s assessment of target realization and the related year end discount accrual included the following, amongst others:

●	We obtained an understanding of management’s process for the recognition of discount accruals at the reporting date based on expected or actual volume data under IFRS 15 Revenue From Contracts with Customers.
●	We evaluated forecasting accuracy and management’s ability to appropriately estimate the year end discount accrual by comparing the prior year amount accrued to the amount subsequently settled.
●	We tested the amount of the year end discount accrual through a combination of:
–	Developing an expectation for the amount based on the historical and current sales information recorded as a percentage of sales and comparing our expectation to the amount recorded by management.
–	Selecting a sample of customers based on current sales information and recalculating the discount accrual by and using the terms of the agreement, accumulated experience, and historical and current sales information.
–	Evaluating subsequent settlement of the year end discount accruals.
–	Obtaining confirmations from customers to confirm sales data, contractual agreements and/or outstanding receivables net of discounts payable.

Impairment testing of intangible assets and property, plant and equipment — Refer to Notes 8.1, 8.2 and 8.3 to the financial statements

Critical Audit Matter Description

Intangible assets (including goodwill) and property, plant and equipment amounted to EUR 27,318 million at December 31, 2020 and represented 64 per cent of the consolidated total assets. For purposes of impairment testing, goodwill is allocated and monitored on a (groups of) Cash Generating Unit (‘CGU’) basis. Other intangibles and property, plant and equipment, are grouped to the smallest Cash Generating Units (‘CGUs’). For goodwill, management is required to assess the recoverable amount of the respective CGUs (of groups of CGUs). Recoverable amounts of other non-current assets are assessed upon the existence of a triggering event. Following the impact of COVID-19 on HEINEKEN's markets and businesses, HEINEKEN has assessed all CGUs for an indication of an impairment, prepared multiple recovery scenarios for the impairment trigger tests (e.g. if and when the CGUs can return to pre-COVID-19 sales volumes) and performed impairment tests based on the single most likely scenario, accordingly.

The estimated sales volumes, revenues and discount rates used in management’s trigger and impairment tests involved a higher degree of uncertainty due to the current market circumstances. Further details on the accounting and disclosure requirements under IAS 36 Impairment of Assets are included in Notes 8.1, 8.2 and 8.3 to the financial statements. These notes also explain the total impairment recorded in 2020, for a total amount of EUR 963 million due to the impact of COVID-19 in some developing economies and in the on-trade business (like cafés, bars and restaurants) in some developed economies.

Given the significant judgement made by management to estimate recoverable amounts in the current economic climate, procedures to evaluate the reasonableness of estimated sales volumes, revenues and discount rates used in management’s trigger and impairment tests of intangible assets and property, plant and equipment required a high degree of auditor judgement, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the projected cash flows and discount rates used by management included the following, among others:

●	We obtained an understanding of management’s process over the impairment trigger tests and the impairment tests.
●	We evaluated management’s ability to accurately forecast by comparing actual results to management’s historical forecasts.
●	We evaluated sensitivities in management’s projections that could cause a substantial change to the impairments recorded, and or cause headroom to change in an impairment.
●	We evaluated projected cash flows and reviewed management’s scenario-analyses by:
–	Comparing the projections (and scenarios) to historical forecasts and information included in Heineken’s internal communications to the management and the Executive Board.
–	Challenging and comparing the estimated sales volumes and revenues to, for example, external economic outlook data, external market data on the beer market and expected inflation rates.
●	With the assistance of our fair value specialists, we evaluated the reasonableness of discount rates, including testing the source information underlying the determination of the discount rates, testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the discount rates selected by management.

Management judgement related to the provisions for uncertain tax positions and recoverability of deferred tax assets — Refer to Notes 9.3 and 12 to the financial statements

Critical Audit Matter Description

HEINEKEN operates across several tax jurisdictions and is subject to periodic challenges by local tax authorities during the normal course of business. In those cases where the amount of tax payable or recoverable is uncertain, management establishes provisions based on its judgement of the probable amount of the tax liability. Deferred tax assets are only recognized to the extent that it is probable that future taxable income will be available, against which unused tax losses can be utilized. This assessment is performed annually and based on budgets and business plans for the coming years, including planned commercial initiatives and the impact of COVID-19.

The accounting for uncertain tax positions and deferred tax assets, as detailed in Notes 9.3 and 12 to the financial statements, inherently requires management to apply judgement in quantifying appropriate provisions (including assessing probable outcomes) for uncertain tax positions, and in determining the recoverability of deferred tax assets. Given the significant judgement applied by management, performing procedures to evaluate the reasonableness of probable outcomes for uncertain tax positions and the recoverability of deferred tax assets based on budgets and business plans, required a higher degree of auditor judgement and a need to involve our own in-country tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to address management’s judgement’s related to the provisions for uncertain tax positions and recoverability of deferred tax assets included the following, amongst others:

●	We obtained an understanding of management’s tax process related to the valuation uncertain tax positions and the recoverability of deferred tax assets.
●	We involved our own in-country tax specialists to assess tax risks, tax carry forward facilities, legislative developments and the status of ongoing local tax authority audits.
●	We challenged management’s judgement applied in quantifying provisions for tax uncertainties and assessing probable outcomes based on correspondence with tax authorities, case law and opinions from management’s tax expert.
●	We evaluated management’s ability to forecast taxable income by comparing prior forecasts on future taxable income with the actual income for the year.
●	We evaluated management’s recoverability assessment including the likelihood of generating sufficient future taxable income based on budgets, business plans and tax losses carry forward facilities in the various tax jurisdictions (including expiry dates).

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands
February 9, 2021

We have served as the Company's auditor since 2015.

Consolidated Income Statement

For the year ended 31 December
In millions of €	Note	2020	2019	2018
Revenue	6.1	23,770	28,521	26,811
Excise tax expense	6.1	(4,055)	(4,552)	(4,322)
Net revenue	6.1	19,715	23,969	22,489
Other income	6.2	56	95	75
Raw materials, consumables and services	6.3	(12,450)	(14,592)	(14,001)
Personnel expenses	6.4	(3,669)	(3,880)	(3,749)
Amortisation, depreciation and impairments	6.6/8.1	(2,874)	(1,959)	(1,693)
Total other expenses		(18,993)	(20,431)	(19,443)
Operating profit		778	3,633	3,121
Interest income	11.1	50	75	71
Interest expenses	11.1	(497)	(529)	(492)
Other net finance expenses	11.1	(143)	(59)	(64)
Net finance expenses		(590)	(513)	(485)
Share of profit/(loss) of associates and joint ventures	10.3	(31)	164	210
Profit before income tax		157	3,284	2,846
Income tax expense	12.1	(245)	(910)	(741)
Profit/(Loss)		(88)	2,374	2,105
Attributable to:
Shareholders of the Company (net profit/(loss))		(204)	2,166	1,913
Non-controlling interests		116	208	192
Profit/(Loss)		(88)	2,374	2,105
Weighted average number of shares – basic	6.7	575,625,598	573,643,551	570,146,069
Weighted average number of shares – diluted	6.7	575,625,598	574,217,111	570,663,632
Basic earnings per share (€)	6.7	(0.36)	3.78	3.36
Diluted earnings per share (€)	6.7	(0.36)	3.77	3.35

Consolidated Statement of Comprehensive Income

For the year ended 31 December
In millions of €	Note	2020	2019	2018
Profit/(Loss)		(88)	2,374	2,105
Other comprehensive income/(loss), net of tax:
Items that will not be reclassified to profit or loss:
Remeasurement of post-retirement obligations	12.3	62	(210)	221
Net change in fair value through OCI investments	12.3	(98)	9	11
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	12.3	(2,114)	369	(106)
Change in fair value of net investment hedges	12.3	76	(43)	(3)
Change in fair value of cash flow hedges	12.3	45	64	(67)
Cash flow hedges reclassified to profit or loss	12.3	4	21	(77)
Net change in fair value through OCI investments	12.3	(1)	1	—
Cost of hedging	12.3	(6)	(5)	6
Share of other comprehensive income of associates/joint ventures	12.3	16	(20)	(36)
Other comprehensive income/(loss), net of tax	12.3	(2,016)	186	(51)
Total comprehensive income/(loss)		(2,104)	2,560	2,054
Attributable to:
Shareholders of the Company		(2,127)	2,328	1,858
Non-controlling interests		23	232	196
Total comprehensive income/(loss)		(2,104)	2,560	2,054

Consolidated Statement of Financial Position

As at 31 December
In millions of €	Note	2020	2019	In millions of €	Note	2020	2019
Intangible assets	8.2	15,767	17,769	Shareholders’ equity	11.4	13,392	16,147
Property, plant and equipment	8.3	11,551	13,269	Non-controlling interests	11.4	1,000	1,164
Investments in associates and joint ventures	10.3	4,437	4,868	Total equity		14,392	17,311
Loans and advances to customers	8.4	194	277
Deferred tax assets	12.2	779	647	Borrowings	11.3	14,616	13,366
Other non-current assets	8.5	884	1,255	Post-retirement obligations	9.1	938	1,189
Total non-current assets		33,612	38,085	Provisions	9.2	688	756
				Deferred tax liabilities	12.2	999	1,422
Inventories	7.1	1,958	2,213	Other non-current liabilities	11.6	131	153
Trade and other receivables	7.2	2,807	4,123	Total non-current liabilities		17,372	16,886
Current tax assets		154	123
Derivative assets	11.6	77	28	Borrowings	11.2/11.3	3,580	3,686
Cash and cash equivalents	11.2	4,000	1,821	Trade and other payables	7.3	6,107	7,520
Assets classified as held for sale	10.2	24	111	Returnable packaging deposits	7.4	454	565
Total current assets		9,020	8,419	Provisions	9.2	416	184
Total assets		42,632	46,504	Current tax liabilities		259	283
				Derivative liabilities	11.6	52	69
				Total current liabilities		10,868	12,307
				Total equity and liabilities		42,632	46,504

Consolidated Statement of Cash Flows

For the year ended 31 December
In millions of €	Note	2020	2019	2018
Operating activities
Profit/(Loss)		(88)	2,374	2,105
Adjustments for:
Amortisation, depreciation and impairments	6.6	2,874	1,959	1,693
Net interest expenses	11.1	447	454	421
Other income	6.2	(56)	(95)	(75)
Share of (profit)/loss of associates and joint ventures and dividend income on fair value through OCI investments		21	(173)	(228)
Income tax expenses	12.1	245	910	741
Other non-cash items		231	240	201
Cash flow from operations before changes in working capital and provisions		3,674	5,669	4,858
Change in inventories		(18)	(257)	(129)
Change in trade and other receivables		1,124	(245)	(66)
Change in trade and other payables and returnable packaging deposits		(759)	510	908
Total change in working capital		347	8	713
Change in provisions and post-retirement obligations		211	(121)	(31)
Cash flow from operations		4,232	5,556	5,540
Interest paid		(481)	(528)	(555)
Interest received		45	52	118
Dividends received		89	181	109
Income taxes paid		(749)	(924)	(824)
Cash flow related to interest, dividend and income tax		(1,096)	(1,219)	(1,152)
Cash flow from operating activities		3,136	4,337	4,388
Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		150	177	111
Purchase of property, plant and equipment		(1,501)	(1,915)	(1,888)
Purchase of intangible assets		(139)	(186)	(167)
Loans issued to customers and other investments		(177)	(249)	(239)
Repayment on loans to customers and other investments		44	64	41
Acquisition of subsidiaries, net of cash acquired		(26)	(183)	(70)
Acquisition of/additions to associates, joint ventures and other investments		(9)	(2,875)	(159)
Disposal of subsidiaries, net of cash disposed of		(29)	244	15
Disposal of associates, joint ventures and other investments		249	50	1
Cash flow (used in)/from investing activities		(1,438)	(4,873)	(2,355)
Financing activities
Proceeds from borrowings		6,037	2,288	1,694
Repayment of borrowings		(3,714)	(2,150)	(1,545)
Payment of lease commitments		(281)	(259)	—
Dividends paid		(811)	(1,223)	(1,090)
Purchase own shares and shares issued		11	428	(20)
Acquisition of non-controlling interests		(4)	(103)	(2)
Other		—	3	(4)
Cash flow (used in)/from financing activities		1,238	(1,016)	(967)
Net cash flow		2,936	(1,552)	1,066
Cash and cash equivalents as at 1 January		687	2,248	1,177
Effect of movements in exchange rates		(104)	(9)	5
Cash and cash equivalents as at 31 December	11.2	3,519	687	2,248

Consolidated Statement of Changes in Equity

						Cost of	Fair	Other	Reserve		Shareholders	Non-
		Share	Share	Translation	Hedging	hedging	value	legal	for own	Retained	of the	controlling	Total
In millions of €	Note	capital	premium	reserve	reserve	reserve	reserve	reserves	shares	earnings	Company	interests	equity
Balance as at 31 December 2017		922	2,701	(3,143)	112	—	331	962	(410)	12,004	13,479	1,201	14,680
Changes in accounting policy*		—	—	(2)	—	3	—	—	—	(3)	(2)	—	(2)
Balance as at 1 January 2018*		922	2,701	(3,145)	112	3	331	962	(410)	12,001	13,477	1,201	14,678
Profit		—	—	—	—	—	—	214	—	1,699	1,913	192	2,105
Other comprehensive income	12.3	—	—	(143)	(150)	6	11	—	—	221	(55)	4	(51)
Total comprehensive income		—	—	(143)	(150)	6	11	214	—	1,920	1,858	196	2,054
Transfer to retained earnings		—	—	—	—	—	—	(80)	—	80	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(866)	(866)	(212)	(1,078)
Purchase/reissuance own/non-controlling shares	11.4	—	—	—	—	—	—	—	(38)	—	(38)	20	(18)
Own shares delivered		—	—	—	—	—	—	—	33	(33)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	26	26	—	26
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	26	26	(30)	(4)
Changes in consolidation		—	—	—	—	—	—	—	—	42	42	8	50
Balance as at 31 December 2018		922	2,701	(3,288)	(38)	9	342	1,096	(415)	13,196	14,525	1,183	15,708

						Cost of	Fair	Other	Reserve		Shareholders	Non-
		Share	Share	Translation	Hedging	hedging	value	legal	for own	Retained	of the	controlling	Total
In millions of €	Note	capital	premium	reserve	reserve	reserve	reserve	reserves	shares	earnings	Company	interests	equity
Balance as at 31 December 2018		922	2,701	(3,288)	(38)	9	342	1,096	(415)	13,196	14,525	1,183	15,708
Changes in accounting policy**		—	—	—	—	—	—	—	—	3	3	—	3
Balance as at 1 January 2019**		922	2,701	(3,288)	(38)	9	342	1,096	(415)	13,199	14,528	1,183	15,711
Profit		—	—	—	—	—	—	172	—	1,994	2,166	208	2,374
Other comprehensive income	12.3	—	—	287	85	(5)	10	—	—	(215)	162	24	186
Total comprehensive income		—	—	287	85	(5)	10	172	—	1,779	2,328	232	2,560
Realised hedge results from non-financial assets		—	—	—	(66)	—	—	—	—	—	(66)	—	(66)
Transfer to retained earnings		—	—	3	—	—	(39)	(153)	—	189	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(949)	(949)	(272)	(1,221)
Purchase/reissuance own/non-controlling shares	11.4	—	—	—	—	—	—	—	320	98	418	11	429
Own shares delivered		—	—	—	—	—	—	—	32	(32)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	14	14	—	14
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	(126)	(126)	5	(121)
Changes in consolidation		—	—	—	—	—	—	—	—	—	—	5	5
Balance as at 31 December 2019		922	2,701	(2,998)	(19)	4	313	1,115	(63)	14,172	16,147	1,164	17,311

						Cost of	Fair	Other	Reserve		Shareholders	Non-
		Share	Share	Translation	Hedging	hedging	value	legal	for own	Retained	of the	controlling	Total
In millions of €	Note	capital	premium	reserve	reserve	reserve	reserve	reserves	shares	earnings	Company	interests	equity
Balance as at 1 January 2020		922	2,701	(2,998)	(19)	4	313	1,115	(63)	14,172	16,147	1,164	17,311
Profit/(Loss)		—	—	—	—	—	—	86	—	(290)	(204)	116	(88)
Other comprehensive income/(loss)	12.3	—	—	(1,929)	49	(6)	(99)	—	—	62	(1,923)	(93)	(2,016)
Total comprehensive income/(loss)		—	—	(1,929)	49	(6)	(99)	86	—	(228)	(2,127)	23	(2,104)
Realised hedge results from non-financial assets		—	—	—	(2)	—	—	—	—	—	(2)	—	(2)
Transfer to retained earnings		—	—	(13)	—	—	(160)	(30)	—	203	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(597)	(597)	(228)	(825)
Purchase/reissuance own/non-controlling shares	11.4	—	—	—	—	—	—	—	(5)	—	(5)	20	15
Own shares delivered		—	—	—	—	—	—	—	43	(43)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	(25)	(25)	—	(25)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—
Changes in consolidation		—	—	—	—	—	—	—	—	1	1	21	22
Balance as at 31 December 2020		922	2,701	(4,940)	28	(2)	54	1,171	(25)	13,483	13,392	1,000	14,392

*    Restated for IFRS 9.

**  Restated for IFRS 16.

Notes to the Consolidated Financial Statements

1. Reporting entity

Heineken N.V. (the ‘Company’) is a public company domiciled in the Netherlands, with its head office in Amsterdam. The consolidated financial statements of the Company as at 31 December 2020 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’) and HEINEKEN’s interests in joint ventures and associates. The Company is registered in the Trade Register of Amsterdam No. 33011433.

HEINEKEN is primarily involved in the brewing and selling of beer and cider. Led by the Heineken® brand, HEINEKEN has a portfolio of more than 300 international, regional, local and specialty beers and ciders.

2. Basis of preparation

The consolidated financial statements are:

●	Prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2020 have been adopted by the EU. Consequently, the accounting policies applied by the Company also comply fully with IFRS as issued by the IASB.
●	Prepared by the Executive Board of the Company and authorised for issue on 9 February 2021 and will be submitted for adoption to the Annual General Meeting of Shareholders on 22 April 2021.
●	Prepared on the historical cost basis unless otherwise indicated.
●	Presented in euro, which is the Company’s functional currency.
●	Rounded to the nearest million unless stated otherwise.

3. Significant events in the period and accounting estimates and judgements

(a) Impact of COVID-19 on the financial statements

Since the end of the last annual reporting period, the COVID-19 outbreak has evolved into a pandemic that has far reaching impact on HEINEKEN’s people and business. Containment measures such as restrictions of movement for populations and outlet closures, sometimes combined with the mandatory lockdown of production facilities, presented key challenges to the execution of HEINEKEN’s strategy, and materially affected performance. The reported net loss for the year ending 31 December 2020 was €88 million (2019: €2,374 million, profit, 2018: €2,105 million, profit). The impact from lower volume, adverse product and channel mix and incremental expenses driven by the pandemic, including credit losses and impairments on property, plant and equipment and intangible assets, was partially offset through continued cost mitigation.

Since 31 December 2019, many currencies have devalued significantly versus the euro. Primarily the devaluation of the Mexican Peso and Brazilian Real impacted the euro value of HEINEKEN’s fixed assets and equity. Currency translations also had a negative impact on HEINEKEN’s consolidated statement of comprehensive income.

In various countries, HEINEKEN received government support that included, for example, compensation for personnel expenses and delayed payments for value-added tax. As at 31 December 2020, government support measures resulted in a reduction of operating expenses of €53 million and deferred tax payments of €98 million, which had a cumulative positive impact on cash flow of €151 million.

During its financial reporting process, HEINEKEN assessed the impact of COVID-19 on its financial estimates and judgements. The impact of COVID-19 on financial estimates and judgements is mainly reflected in impairment of financial and non-financial assets, and other financial instrument disclosures (including credit management). All significant estimates and judgements are disclosed in the notes to the consolidated financial statements (if applicable). Notes containing the most significant estimates and judgements are referred to in note 3(b).

(b) Significant accounting estimates and judgements

In preparing these consolidated financial statements, management is required to make estimates and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses.

The application of accounting policies requires judgements that impact the amounts recognised. Additionally, amounts recognised are based on factors that are by default associated with uncertainty. Therefore actual results may differ from estimates.

The following notes contain the most significant estimates and judgements:

Particular area involving significant estimates and judgements	Note
Significant judgement
Judgement on acting as principal versus agent with respect to excise tax expense	6.1 Operating segments
Judgement used in the determination of the lease term and assumptions used in the determination of the incremental borrowing rate	8.3 Property, plant and equipment and 11.3 Borrowings
Assessment of the recoverability of past tax losses	12.2 Deferred tax assets and liabilities
Significant estimates
Assumptions used in impairment testing	8.1 Impairment testing of Intangible assets and Property, plant and equipment
Assumptions for discount rates, future pension increases and life expectancy to calculate the defined benefit obligation	9.1 Post-retirement obligations
Estimating the likelihood and timing of potential cash flows relating to claims and litigation	9.2 Provisions and 9.3 Contingencies

The uncertainty around the depth and duration of the COVID-19 pandemic specifically impacted the assumptions used for impairment testing. Refer to Note 8.1.

4. Changes in accounting policies

(a) Changed accounting policies in 2019

The following accounting policy change was adopted in 2019 and are reflected in the consolidated financial statements:

IFRS 16 Leases

HEINEKEN implemented IFRS 16 ‘Leases’ as at 1 January 2019, replacing existing guidance on leases, including IAS 17. The adoption of IFRS 16 changed the accounting for leases as under the new standard all operating lease contracts are recognised on HEINEKEN’s statement of financial position (‘balance sheet’) by recognising a right of use (ROU) asset and a lease liability, except for short-term and low value leases. Lease expenses previously recorded in the income statement are replaced by depreciation and interest expenses for all lease contracts in scope of the standard. Refer to Notes 8.2 Property, plant and equipment and 11.3 Borrowings for the accounting policy on leases.

HEINEKEN implemented IFRS 16 as at 1 January 2019 by applying the modified retrospective method, meaning that the 2018 comparative numbers are not restated. HEINEKEN has around 30,000 operating leases mainly relating to stores, pubs, offices, warehouses, cars and (forklift) trucks.

In some countries, HEINEKEN is operating both as a lessee (referred to as head lease contracts) and a lessor (referred to as sublease contracts) for pubs. HEINEKEN analysed the sublease contracts and concluded that under the new standard these contracts are treated as a finance lease, where under the previous standard these same leases were treated as an operating lease.

In the transition to IFRS 16 HEINEKEN applied the following transition expedients:

●	Use the option to grandfather the lease classification for existing contracts
●	Use the transition option for leases with a remaining contract period of less than one year, meaning that these leases will not be recorded on balance and the payments will be expensed in the income statement on a straight-line basis
●	Measure the ROU asset based on the lease liability recognised

As a result of implementing IFRS 16, HEINEKEN recognised €1,034 million of ROU assets, €252 million of lease receivables and €1,252 million of lease liabilities as at 1 January 2019. A net amount of €31 million of lease prepayments, lease accruals and onerous lease provisions were included in ROU assets as at 1 January 2019. An amount of €3 million was recorded in retained earnings. The ROU assets are included in Property, plant and equipment. The lease receivables are included under Other non-current assets and Trade and other receivables. The lease liabilities are included under current and non-current Borrowings. As at 1 January 2019, deferred tax assets of €291 million related to lease liabilities, and deferred tax liabilities of €291 million related to ROU assets and lease receivables were recognised. These deferred tax positions are offset and reported on a net basis in the statement of financial position.

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

As a result of the treatment of subleases as a finance lease, revenue during 2019 decreased with approximately €54 million compared to 2018. The decrease in revenue is fully offset by a decrease in expenses on the head leases and primarily impacts The Netherlands and Belgium.

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

(b) Changed accounting policies in 2020

No new standards and amendments to existing standards, effective in 2020, had a significant impact on HEINEKEN’s consolidated financial statements.

(c) Upcoming changes in accounting policies for 2021

No new standards and amendments to existing standards, effective in 2021, will have a significant impact on HEINEKEN ‘s consolidated financial statements.

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

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, and of intercompany loans with a permanent nature (quasi-equity) are translated to euro at exchange rates at the reporting date. The income and expenses of foreign operations are translated to euro at exchange rates approximating to the exchange rates ruling at the dates of the transactions, except for foreign operations in hyperinflationary economies. In 2020 HEINEKEN did not have any significant foreign operations in hyperinflationary economies.

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

Exchange rates of key currencies

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

	Year-end	Year-end		Average	Average
In €	2020	2019	%	2020	2019	%
Brazilian Real (BRL)	0.1569	0.2215	(29.2)	0.1698	0.2265	(25.0)
Great Britain Pound (GBP)	1.1123	1.1754	(5.4)	1.1244	1.1396	(1.3)
Mexican Peso (MXN)	0.0410	0.0476	(13.9)	0.0408	0.0464	(12.1)
Nigerian Naira (NGN)	0.0020	0.0024	(16.7)	0.0023	0.0025	(8.0)
Polish Zloty (PLN)	0.2167	0.2348	(7.7)	0.2250	0.2327	(3.3)
Russian Ruble (RUB)	0.0109	0.0143	(23.8)	0.0121	0.0138	(12.3)
Singapore Dollar (SGD)	0.6166	0.6618	(6.8)	0.6354	0.6548	(3.0)
United States Dollar (USD)	0.8149	0.8902	(8.5)	0.8758	0.8932	(1.9)
Vietnamese Dong in 1,000 (VND)	0.0351	0.0385	(8.8)	0.0377	0.0384	(1.8)

	Year-end	Year-end		Average	Average
In €	2019	2018	%	2019	2018	%
Brazilian Real (BRL)	0.2215	0.2250	(1.6)	0.2265	0.2322	(2.5)
Great Britain Pound (GBP)	1.1754	1.1179	5.1	1.1396	1.1303	0.8
Mexican Peso (MXN)	0.0476	0.0446	6.7	0.0464	0.0440	5.5
Nigerian Naira (NGN)	0.0024	0.0024	—	0.0025	0.0024	4.2
Polish Zloty (PLN)	0.2348	0.2327	0.9	0.2327	0.2347	(0.9)
Russian Ruble (RUB)	0.0143	0.0125	14.4	0.0138	0.0135	2.2
Singapore Dollar (SGD)	0.6618	0.6414	3.2	0.6548	0.6279	4.3
United States Dollar (USD)	0.8902	0.8734	1.9	0.8932	0.8466	5.5
Vietnamese Dong in 1,000 (VND)	0.0385	0.0376	2.4	0.0384	0.0368	4.3

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

6. Operating activities

6.1 Operating segments

HEINEKEN distinguishes five reportable segments: Europe, Americas, Africa, Middle East & Eastern Europe, Asia Pacific and Head Office & Other/eliminations. Information about these reportable segments are provided in the table below:

								Africa, Middle East &						Head Office &
		Europe			Americas			Eastern Europe			Asia Pacific			Other/Eliminations			Consolidated
In millions of €	Note	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Net revenue (beia)		8,631	10,629	10,348	6,319	7,429	6,781	2,782	3,370	3,051	2,707	3,205	2,919	(716)	(740)	(628)	19,724	23,894	22,471
Third-party revenue[2]		10,462	12,601	12,351	6,452	7,656	6,928	3,400	4,106	3,724	3,443	4,106	3,701	13	52	107	23,770	28,521	26,811
Interregional revenue		697	758	702	27	32	27	—	—	—	5	2	3	(729)	(792)	(732)	—	—	—
Revenue		11,159	13,359	13,053	6,479	7,688	6,955	3,400	4,106	3,724	3,448	4,108	3,704	(716)	(740)	(625)	23,770	28,521	26,811
Excise tax expense[3]		(2,528)	(2,728)	(2,687)	(160)	(181)	(174)	(626)	(737)	(673)	(741)	(906)	(785)	—	—	(3)	(4,055)	(4,552)	(4,322)
Net revenue[1]		8,631	10,631	10,366	6,319	7,507	6,781	2,774	3,369	3,051	2,707	3,202	2,919	(716)	(740)	(628)	19,715	23,969	22,489
Other income	6.2	47	12	28	5	9	19	3	1	2	1	73	4	—	—	22	56	95	75

Operating profit		(7)	1,286	1,279	540	1,176	949	119	369	211	425	934	779	(299)	(132)	(97)	778	3,633	3,121

Net finance expenses	11.1																(590)	(513)	(485)
Share of profit/(loss) of associates and joint ventures	10.3	(4)	17	15	31	67	124	17	40	37	(51)	44	38	(24)	(4)	(4)	(31)	164	210
Income tax expense	12.1																(245)	(910)	(741)
Profit/(Loss)																	(88)	2,374	2,105
Attributable to:
Shareholders of the Company (net profit/(loss))																	(204)	2,166	1,913
Non-controlling interests																	116	208	192

Operating profit reconciliation
Operating profit/(loss)		(7)	1,286	1,279	540	1,176	949	119	369	211	425	934	779	(299)	(132)	(97)	778	3,633	3,121
Eia		454	150	173	505	28	169	145	39	200	442	151	164	97	18	(19)	1,643	387	687
Operating profit (beia)[1]		447	1,436	1,452	1,045	1,204	1,118	264	408	411	867	1,085	943	(202)	(114)	(116)	2,421	4,020	3,808

1    Note that this is a subtotal.

2    Includes other revenue of €261 million in 2020 (2019: €356 million, 2018: €389 million).

3    Next to the €4,055 million of excise tax expense included in revenue (2019: €4,552 million, 2018: €4,322 million), €1,613 million of excise tax expense is collected on behalf of third parties and excluded from revenue (2019: €1,813 million, 2018: €1,568 million)

								Africa, Middle East &						Head Office &
		Europe			Americas			Eastern Europe			Asia Pacific			Other/Eliminations			Consolidated
In millions of €	Note	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Current segment assets		2,291	2,918	2,816	1,766	2,286	2,425	1,155	1,451	1,356	1,215	1,239	1,487	2,370	394	1,359	8,797	8,288	9,443
Non-current segment assets		11,815	12,417	11,449	7,243	9,149	8,055	2,162	2,543	2,299	6,312	7,586	7,368	848	875	894	28,380	32,570	30,065
Investments in associates and joint ventures		282	305	296	838	864	909	221	237	213	3,095	3,452	590	1	10	13	4,437	4,868	2,021
Total segment assets		14,388	15,640	14,561	9,847	12,299	11,389	3,538	4,231	3,868	10,622	12,277	9,445	3,219	1,279	2,266	41,614	45,726	41,529
Unallocated assets																	1,018	778	622
Total assets																	42,632	46,504	42,151

Segment liabilities		3,792	4,441	4,765	2,176	2,760	2,564	1,366	1,590	1,386	951	1,127	1,093	2,333	2,664	1,116	10,618	12,582	10,924
Unallocated liabilities																	17,622	16,611	15,519
Total equity																	14,392	17,311	15,708
Total equity and liabilities																	42,632	46,504	42,151
Purchase of owned property, plant and equipment	8.3	498	706	590	334	617	546	298	426	434	100	263	253	20	17	13	1,250	2,029	1,836
Acquisition of goodwill	8.2	9	33	10	—	13	(23)	—	23	29	2	—	7	—	—	—	11	69	23
Purchases of intangible assets	8.2	70	85	47	23	43	31	12	17	8	9	9	9	25	32	72	139	186	167
Depreciation of owned Property, plant and equipment	8.3	(557)	(538)	(510)	(296)	(322)	(273)	(235)	(244)	(237)	(137)	(135)	(122)	(13)	(11)	(13)	(1,238)	(1,250)	(1,155)
(Impairment) and reversal of impairment of owned property, plant and equipment	8.1/8.3	(195)	—	—	(135)	—	—	(68)	(9)	(133)	(65)	(43)	—	—	—	—	(463)	(52)	(133)
Amortisation of intangible assets	8.2	(77)	(76)	(56)	(99)	(117)	(131)	(8)	(9)	(8)	(153)	(160)	(159)	(52)	(37)	(30)	(389)	(399)	(384)
(Impairment) and reversal of impairment of intangible assets	8.1/8.2	(1)	—	—	(225)	—	—	(26)	(8)	(21)	(200)	(12)	—	(14)	—	—	(466)	(20)	(21)

Reconciliation of segment profit or loss

The table below presents the reconciliation of operating profit before exceptional items and amortisation of acquisition-related intangibles (operating profit beia) to profit before income tax.

In millions of €	2020	2019	2018
Operating profit (beia)	2,421	4,020	3,808
Amortisation of acquisition-related intangible assets included in operating profit	(273)	(309)	(311)
Exceptional items included in operating profit	(1,370)	(78)	(376)
Share of profit/(loss) of associates and joint ventures	(31)	164	210
Net finance expenses	(590)	(513)	(485)
Profit before income tax	157	3,284	2,846

The 2020 exceptional items and amortisation of acquisition-related intangibles in operating profit amounts to €1,643 million (2019: €387 million, 2018: €687 million). This amount consists of:

●	€273 million (2019: €309 million, 2018: €311 million) of amortisation of acquisition-related intangibles recorded in operating profit.
●	€1,370 million (2019: €78 million, 2018: €376 million) of exceptional items recorded in operating profit. This includes nil exceptional items on revenue (2019: €78 million exceptional benefit on revenue, mainly relating to tax credits in Brazil, 2018: nil), and €8 million exceptional excise tax expenses (2019: €2 million, 2018: €18 million exceptional excise tax benefit), €331 million of restructuring expenses, largely associated with the EverGreen programme (2019: €91 million, 2018: €122 million), €963 million of impairments (net of reversal) mainly in Papua New Guinea, Lagunitas, Jamaica and various UK Pubs (2019: €85 million, 2018: €183 million mainly in the DRC), €35 million net loss on disposals (2019: €57 million gain on disposals, mainly related to the sale of operating entities in China and Hong Kong, 2018: €4 million net gain on disposals) and €33 million of other net exceptional expenses (2019: €35 million, 2018: €93 million).

HEINEKEN has not introduced new exceptional items related to COVID-19 or classified COVID-19 as an exceptional item as such. Although COVID-19 is an exceptional situation, it is not considered an incident as it is unfolding over time, with an impact on many different financial statement line items. Therefore, any effect of COVID-19 is not considered as an exceptional item, unless the effect relates to the exceptional items as mentioned in the accounting policy sections below.

Accounting estimates and judgements

Due to the complexity and variety in tax legislations, significant judgement is applied in the assessment of whether excise tax expenses are borne by HEINEKEN or collected on behalf of third parties.

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

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment and intangible assets other than goodwill.

Performance is measured based on operating profit (beia), as included in the internal management reports that are reviewed by the Executive Board. Beia stands for ‘before exceptional items and amortisation of acquisition-related intangibles’. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. Exceptional items include, amongst others, impairments of goodwill and fixed assets (and reversal of impairments), gains and losses from acquisitions and disposals, redundancy costs following a restructuring, past service costs and curtailments, the tax impact on exceptional items and tax rate changes (the one-off impact on deferred tax positions).

Operating profit (beia) and net revenue (beia) are used to measure performance as management believes that these metrics are the most relevant in evaluating the results of the segments. The presentation of these metrics may not be comparable to similarly titled metrics reported by other companies due to differences in the ways the measures are calculated.

HEINEKEN has multiple distribution models to deliver goods to end customers. There is no reliance on major clients. Deliveries to end consumers are country dependent and include deliveries via own wholesalers and pubs, direct to customers and via third-party distribution. As such, distribution models are country-specific and diverse across HEINEKEN. In addition, these various distribution models are not centrally managed or monitored. Consequently, the Executive Board does not allocate resources or assess performance based on business type information. Accordingly, no segment information on business type is provided.

Inter-segment transfers or transactions are determined on an arm’s length basis. As net finance expenses and income tax expenses are monitored on a consolidated level (and not on an individual regional basis) and Regional Presidents are not accountable for that, net finance expenses and income tax expenses are not provided for the reportable segments.

Revenue

The majority of HEINEKEN’s revenue is generated by the sale and delivery of products to customers. The product portfolio of HEINEKEN mainly consists of beer, soft drinks and cider. Products are mostly own-produced finished goods from HEINEKEN’s brewing activities, but also contain purchased goods for resale from HEINEKEN’s wholesale activities. HEINEKEN’s customer group can be split between on-trade customers like cafés, bars and restaurants and off-trade customers like retailers and wholesalers. Due to HEINEKEN’s global footprint, its revenue is exposed to strategic and financial risks that differ per region.

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

Other revenues include rental income from pubs and bars, royalties, income from wholesale activities, pub management services and technical services to third parties. Royalties are sales-based and recognised in profit or loss (consolidated income statement) on an accrual basis in accordance with the relevant agreement. Rental income, income from wholesale activities, pub management services and technical services are recognised in profit or loss when the services have been delivered.

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

Excise tax expense

Local tax authorities impose multiple taxes, duties and fees. These include excise on sale or production of alcoholic beverages, environmental taxes on the use of certain raw materials or packaging materials, or the energy consumption in the production process. Excise duties are common in the beverage industry, but levied differently amongst the countries HEINEKEN operates in. HEINEKEN performs a country by country analysis to assess whether the excise duty are sales-related or effectively a production tax. In most countries excise duties are effectively a production tax as excise duties become payable when goods are moved from bonded warehouses and are not based on the sales value. In these countries, increases in excise duties are not always (fully) passed on to customers and HEINEKEN cannot, or can only partly, reclaim the excise duty in the case products are eventually not sold to customers. Excise tax is borne by HEINEKEN for these countries and shown as expenses. Only for those countries where excise is levied at the moment of the sales transaction and excise is based on the sales value, the excise duties are collected on behalf of a tax authority and consequently deducted from revenue. Due to the complexity and variety in tax legislations, significant judgement is applied in the assessment whether taxes are borne by HEINEKEN or collected on behalf of a third party.

To provide transparency on the impact of the accounting for excise, HEINEKEN presents the excise tax expense on a separate line below revenue in the consolidated income statement. A subtotal called ‘Net revenue’ is therefore included in the Income Statement. This ‘Net revenue’ subtotal is ‘revenue’ as defined in IFRS 15 (after discounts) minus the excise tax expense for those countries where the excise is borne by HEINEKEN.

6.2 Other income

Other income includes the gain on sale from transactions that do not arise from contracts with customers, and are therefore presented separately from revenue.

In millions of €	2020	2019	2018
Gain on sale of property, plant and equipment	35	20	31
Gain on sale of intangible assets	20	—	2
Gain on sale of subsidiaries, joint ventures and associates	1	75	42
	56	95	75

In 2019, other income mainly related to the gain on sale of HEINEKEN’s operating entities in China and Hong Kong.

Accounting policies

Other income is recognised in profit or loss when control over the sold asset is transferred to the buyer. The amount recognised as other income equals the proceeds obtained from the buyer minus the carrying value of the sold asset.

6.3 Raw materials, consumables and services

In millions of €	2020	2019	2018
Raw materials	1,811	2,068	1,897
Non-returnable packaging	3,691	4,058	3,624
Goods for resale	920	1,501	1,533
Inventory movements	17	(75)	(43)
Marketing and selling expenses	2,044	2,632	2,494
Transport expenses	1,080	1,325	1,266
Energy and water	476	572	529
Repair and maintenance	474	519	527
Other expenses	1,937	1,992	2,174
	12,450	14,592	14,001

Other expenses in raw materials, consumables and services mainly include consulting expenses of €187 million (2019: €219 million, 2018: €192 million), telecom and office automation of €271 million (2019: €272 million, 2018: €239 million), warehousing expenses of €179 million (2019: €195 million, 2018: €187 million), travel expenses of €63 million (2019: €150 million, 2018: €158 million), other taxes of €109 million (2019: €75 million, 2018: €56 million), short-term lease expenses of €58 million (2019: €73 million) and low value lease expenses of €33 million (2019: €39 million). As a result of the implementation of IFRS 16 in 2019, other expenses include expenses for short-term leases and low value leases in 2020 and 2019, compared to €375 million reported in 2018 for operating lease expenses.

Accounting policies

Expenses are recognised based on accrual accounting. This means that expenses are recognised when the product is received or the service is provided regardless of when cash outflow takes place.

6.4 Personnel expenses

The average number of full-time equivalent (FTE) employees, excluding contractors, in 2020 was 84,394 (2019: 85,853 FTE, 2018: 85,610 FTE), divided per region as follows:

In millions of €	2020	2019	2018
Europe	28,566	29,045	28,345
Americas	32,601	32,694	33,081
Africa, Middle East & Eastern Europe	14,142	14,375	13,974
Asia Pacific	9,085	9,739	10,210
	84,394	85,853	85,610

The decrease in Asia Pacific is mainly due to the full year impact on FTEs related to the 2019 disposal of HEINEKEN’s operating entities in China and Hong Kong. In Europe, the decrease is due to a hiring freeze implemented in the current year.

A total of 4,218 FTEs are based in the Netherlands (2019: 4,120 FTE, 2018: 4,027 FTE). The increase in FTEs based in the Netherlands during 2020 is due to the conversion of temporary roles into permanent roles.

As a result of the COVID-19 pandemic, HEINEKEN received government grants related to personnel expenses in various countries amounting to €49 million, including furlough arrangements for 1,573 FTEs.

HEINEKEN employees receive compensations such as salaries and wages, pensions (refer to Note 9.1) and share-based payments (refer to Note 6.5). Other personnel expenses include expenses for contractors of €128 million (2019: €183 million, 2018: €168 million) and restructuring costs of €343 million (2019: €84 million, 2018: €111 million). The increase in the restructuring expenses of €259 million is related to the productivity programme part of EverGreen. Refer to Note 9.2 for the restructuring provisions.

In millions of €	Note	2020	2019	2018
Wages and salaries		2,228	2,536	2,444
Compulsory social security contributions		367	386	386
Contributions to defined contribution plans		51	58	51
Expenses related to defined benefit plans	9.1	104	78	105
Expenses related to other long-term employee benefits		7	12	(9)
Equity-settled share-based payment plan	6.5	(1)	31	48
Other personnel expenses		913	779	724
		3,669	3,880	3,749

Accounting policies

Personnel expenses

Personnel expenses are recognised when the related service is provided. For more details on accounting policies related to post-retirements obligations and share-based payments refer to Note 9.1 and 6.5 respectively.

Government grants

Governments grants relating to certain deferred costs or costs yet to be incurred are capitalised and released to profit or loss in the respective periods in which the costs are recognised.

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

The performance conditions for LTIP are organic net revenue growth, organic operating profit beia growth, earnings per share beia growth and free operating cash flow. The performance conditions are equally weighted.

At target performance, 100% of the awarded share rights vest. At threshold performance, 50% of the awarded share rights vest and at maximum performance, 200% of the awarded share rights vest.

The grant date, fair market value (FMV) at grant date, service period and vesting date for the LTIP are visualised below:

LTI Plan	31-12-2017	31-12-2018	31-12-2019	31-12-2020	31-12-2021	31-12-2022

2018-2020	grant date		performance period		vesting date
FMV €82.46
2019-2021		grant date		performance period	vesting date
FMV €72.48
2020-2022			grant date		performance period	vesting date
FMV €90.11
Total LTIP expenses recognised in 2020

The number of outstanding share rights and the movement over the year under the LTIP of the Executive Board and senior management are as follows:

	Number	Number
	of share	of share
	rights 2020	rights 2019
Outstanding as at 1 January	1,746,018	2,047,880
Granted during the year	457,906	531,949
Forfeited during the year	(104,002)	(157,276)
Vested previous year	(764,496)	(617,012)
Performance adjustment	(483,737)	(59,523)
Outstanding as at 31 December	851,689	1,746,018
Share price as at 31 December	91.22	94.92

In response to the impact of the COVID-19 pandemic on HEINEKEN’s business, the LTI awards made under the 2018-2020 LTIP for the Executive Board will not vest. The cancellation of the 2018-2020 LTIP did not result in any settlements nor was it replaced with an alternative plan.

Other share-based compensation plans

Under the Extraordinary share plans for senior management, in 2020 24,100 shares were granted and 1,500 (gross) shares vested. These extraordinary grants only have a service condition and vest between one and five years. The expenses relating to these additional grants are recognised in profit or loss during the vesting period. In 2020, expenses amounted to €1 million (2019: €0.2 million).

Matching shares granted to the Executive Board are disclosed in Note 13.3.

Personnel expenses

The total share-based compensation income that is recognised in 2020 amounts to €1 million (2019: €31 million share-based compensation expense, 2018: €48 million share-based compensation expense).

In millions of €	Note	2020	2019	2018
Share rights granted in 2016				17
Share rights granted in 2017		—	13	18
Share rights granted in 2018		(21)	8	13
Share rights granted in 2019		4	10	—
Share rights granted in 2020		16	—	—
Total expense recognised in personnel expenses	6.4	(1)	31	48

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

Share-based compensation expenses are recorded in the profit or loss, with a corresponding adjustment to equity.

6.6 Amortisation, depreciation and impairments

In millions of €	Note	2020	2019	2018
Property, plant and equipment	8.3	1,981	1,540	1,288
Intangible assets	8.2	855	419	405
Other		38	—
		2,874	1,959	1,693

Refer to Note 8.1 for the impairment losses.

Property, plant and equipment includes depreciation and impairment of ROU assets of €280 million (2019: €238 million, 2018: nil).

Accounting policies

Refer to note 8.2 for the accounting policy on impairments and amortisation, and to note 8.3 for the policy on depreciation.

6.7 Earnings per share

The calculation of earnings per share (EPS) for the period ended 31 December 2020 is based on the profit attributable to the shareholders of the Company (net profit/(loss)) and the weighted average number of shares outstanding (basic and diluted) during the year ended 31 December 2020.

In € per share (basic or diluted) for the period ended 31 December	2020	2019	2018
Basic earnings per share	(0.36)	3.78	3.36
Diluted earnings per share	(0.36)	3.77	3.35

Refer to the table below for the information used in the calculation of the basic and diluted earnings per share.

Weighted average number of shares – basic and diluted

	2020	2019	2018
Total number of shares issued	576,002,613	576,002,613	576,002,613
Effect of own shares held	(377,015)	(2,359,062)	(5,856,544)
Weighted average number of basic shares outstanding for the year	575,625,598	573,643,551	570,146,069
Dilutive effect of share-based payment plan obligations	—	573,560	517,563
Weighted average number of diluted shares outstanding for the year	575,625,598	574,217,111	570,663,632

For the calculation of weighted average number of diluted shares outstanding, the shares related to the employee incentive programme (196,007 shares) are excluded in 2020 as these have an anti-dilutive impact due to the reported net loss.

Accounting policies

HEINEKEN presents basic and diluted earnings per share (EPS) data for its shares. Basic EPS is calculated by dividing the profit or loss attributable to shareholders of the Company by the weighted average number of shares outstanding during the year, adjusted for the weighted average number of own shares held in the year. Diluted EPS is determined by dividing the profit or loss attributable to shareholders by the weighted average number of shares outstanding, adjusted for the weighted average number of own shares held in the year and for the effects of all dilutive potential shares which comprise share rights granted to employees and the Executive Board. The effects of anti-dilutive potential ordinary shares are ignored in calculating Diluted EPS.

7. Working capital

7.1 Inventories

Inventories include raw and packaging materials, work in progress, spare parts, goods for resale and finished products.

In millions of €	2020	2019
Raw materials	321	403
Work in progress	228	252
Finished products	460	488
Goods for resale	331	339
Non-returnable packaging	241	283
Other inventories and spare parts	377	448
	1,958	2,213

During 2020, inventories were written down by €20 million to net realisable value (2019: €7 million, 2018: €25 million).

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

7.2 Trade and other receivables

Trade and other receivables arise during the course of ordinary activities, for example from the sale of inventory, from proceeds for contract brewing or from royalty fees.

In millions of €	2020	2019
Trade receivables	1,768	2,913
Other receivables	636	813
Trade receivables due from associates and joint ventures	20	12
Prepayments	383	385
	2,807	4,123

Trade and other receivables contain a net impairment loss of €141 million (2019: €65 million, 2018: €38 million) from contracts with customers, which is included in expenses for raw materials, consumables and services. The increase in impairment losses compared to last year is primarily due to the impact of the COVID-19 pandemic.

The ageing of trade and other receivables (excluding prepayments) as at 31 December 2020 is as follows:

	2020	Past due
		Not past			> 120
In millions of €	Total	due	0‑30 days	31‑120 days	days
Gross	2,928	1,872	245	262	549
Allowance	(504)	(79)	(19)	(76)	(330)
	2,424	1,793	226	186	219

	2019	Past due
		Not past			> 120
In millions of €	Total	due	0‑30 days	31‑120 days	days
Gross	4,172	2,814	455	313	590
Allowance	(434)	(44)	(10)	(57)	(323)
	3,738	2,770	445	256	267

The movement in allowance for credit losses for trade and other receivables during the year is as follows:

In millions of €	2020	2019
Balance as at 1 January	434	437
Changes in consolidation	—	1
Transfers	10	—
Addition to allowance	143	69
Allowance used	(58)	(73)
Allowance released	(2)	(4)
Effect of movements in exchange rates	(23)	4
Balance as at 31 December	504	434

Accounting estimates

HEINEKEN determines on each reporting date the impairment of trade and other receivables using a model (e.g. flow rate method) which estimates the lifetime expected credit losses that will be incurred on these receivables. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. Due to the uncertainty relating to the depth and duration of the COVID-19 pandemic and its related impact on HEINEKEN’s customers, more judgement is required in the calculation of expected credit losses compared to the prior year. As part of these assessments, HEINEKEN has incorporated all reasonable and supportable information available such as whether there has been a breach or deterioration of payments terms, a request for extended payment terms or a request for waived payment terms. For more information on HEINEKEN’s credit risk exposure refer to Note 11.5.

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

In millions of €	2020	2019
Trade payables	3,663	4,720
Accruals	1,232	1,386
Taxation and social security contributions	845	1,009
Interest	187	147
Dividends	13	12
Other payables	167	246
	6,107	7,520

As a result of the COVID-19 pandemic, in some countries HEINEKEN was allowed a short-term postponement of payments of certain indirect taxes, such as value-added taxes. As at 31 December 2020, an amount of €98 million of delayed indirect tax payments is included in trade and other payables.

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

Returnable packaging materials

The majority of returnable packaging materials is classified as property, plant and equipment. The category ‘Other fixed assets’ in property, plant and equipment (refer to Note 8.3) includes €824 million (2019: €922 million) of returnable packaging materials.

Returnable packaging deposit liability

In certain markets, HEINEKEN has the legal or constructive obligation to take back the materials from the market. A deposit value is generally charged upon sale of the finished product, which is reimbursed when the empty returnable packaging material is returned.

In millions of €	2020	2019
Returnable packaging deposits	454	565

Accounting estimates

The main accounting estimate relating to returnable packaging materials is determining the returnable packaging materials in the market and the expected return thereof. This is based on circulation times and losses of returnable packaging materials in the market.

Accounting policies

Returnable packaging materials

Returnable packaging materials may be classified as property, plant and equipment or inventory. The classification mainly depends on whether ownership is transferred and if HEINEKEN has the legal or constructive obligation to buy back the materials.

Refer to Note 8.3 for the general accounting policy on property, plant and equipment. Specifically for returnable packaging materials, the estimated useful life depends on the loss of the materials in the market as well as on HEINEKEN’s sites.

Returnable packaging deposit liability

HEINEKEN recognises a deposit liability when a legal or constructive obligation exists to reimburse the customer for returnable packaging materials that are returned. The returnable packaging deposit liability is based on the estimated returnable packaging materials in the market, the expected return thereof and the deposit value.

8. Non-current assets

8.1 Impairment testing of Intangible assets and Property, plant and equipment

(a) Introduction

The results of impairment testing for non-financial non-current assets is covered both in Note 8.2 Intangible assets and Note 8.3 Property, plant and equipment. Note 8.2 covers the impairment testing of goodwill and intangible assets with an indefinite useful life. Note 8.3 covers the impairment testing for property, plant and equipment (P,P&E) and intangible assets with a finite useful life.

(b) Impact of the COVID-19 pandemic on impairment testing

Due to the uncertainty of the depth and duration of the COVID-19 pandemic, including the resurgence of the virus, limitations on operations and adverse effects on disposable income, projecting future cash flows for cash generating units (CGUs) for 2020 involves a higher degree of judgement compared to previous years. HEINEKEN therefore prepared multiple recovery scenario’s for the impairment trigger testing with regard to the short-term impact (e.g. short-term impact on sales volumes and revenue) and the longer term impact of COVID-19 (e.g. the recovery of sales volumes to pre-COVID-19 levels).

In the event of an impairment indicator, the final forecasts used for impairment testing were prepared for a single most likely scenario. These forecasts were prepared under the assumption of a full recovery to the 2019 sales volumes over a two-year planning horizon. The forecasts took into account the continuation of the current wave and its containment measures into 2021, but no additional waves beyond 2021.

(c) Summary of impairments on Intangible assets and Property, plant and equipment

During the year, impairment losses of €963 million were recorded, of which €39 million relates to goodwill (2019: €6 million), €427 million to intangible assets with a finite useful life (2019: €14 million) and €497 million to P,P&E (2019: €52 million). The impairment charges mainly relate to the CGUs Papua New Guinea (€246 million), Lagunitas (€230 million), Jamaica (€100 million) and various (individual) pub impairments in the UK amounting to €191 million. Additionally, various smaller impairments have been recorded.

The drivers of the impairment losses in 2020 are mainly due to the impact of the COVID-19 pandemic on developing economies and on the on-trade business (like cafés, bars and restaurants) in some developed economies. For more details refer to Note 8.3.

The impairments have been charged to the line ‘Amortisation, depreciation and impairments’ in the Income Statement.

8.2 Intangible assets

Intangible assets within HEINEKEN are mainly goodwill, brands and customer-related intangibles such as customer lists. The majority of intangible assets have been recognised by HEINEKEN as part of acquisitions. Refer to the table below for the historical cost per asset class and the movements during the year including amortisation.

		2020						2019
						Software,						Software,
				Customer-	Contract-	research and				Customer-	Contract-	research and
				related	based	development				related	based	development
In millions of €	Note	Goodwill	Brands	intangibles	intangibles	and other	Total	Goodwill	Brands	intangibles	intangibles	and other	Total
Cost
Balance as at 1 January		11,898	4,979	2,300	1,064	1,037	21,278	11,621	4,775	2,204	1,010	931	20,541
Changes in consolidation and other transfers		11	13	(14)	(17)	(1)	(8)	62	71	21	5	12	171
Purchased/internally developed		—	—	1	3	135	139	—	—	4	6	176	186
Transfer (to)/from assets classified as held for sale	10.2	—	(3)	—	—	—	(3)	(5)	—	—	—	—	(5)
Disposals		—	—	(1)	(1)	(38)	(40)	—	—	—	(3)	(73)	(76)
Effect of movements in exchange rates		(760)	(437)	(235)	(103)	(52)	(1,587)	220	133	71	46	(9)	461
Balance as at 31 December		11,149	4,552	2,051	946	1,081	19,779	11,898	4,979	2,300	1,064	1,037	21,278

Amortisation and impairment losses
Balance as at 1 January		(433)	(1,026)	(1,169)	(328)	(553)	(3,509)	(427)	(865)	(992)	(269)	(529)	(3,082)
Changes in consolidation and other transfers		—	—	7	8	—	15	—	—	—	—	—	—
Amortisation charge for the year	6.6	—	(124)	(113)	(40)	(112)	(389)	—	(134)	(135)	(43)	(87)	(399)
Impairment losses	6.6	(39)	(369)	(38)	(3)	(17)	(466)	(6)	—	(6)	(6)	(2)	(20)
Transfer (to)/from assets classified as held for sale	10.2	—	—	—	—	—	—	—	—	—	—	—	—
Disposals		—	—	—	—	34	34	—	—	—	—	57	57
Effect of movements in exchange rates		1	110	131	31	30	303	—	(27)	(36)	(10)	8	(65)
Balance as at 31 December		(471)	(1,409)	(1,182)	(332)	(618)	(4,012)	(433)	(1,026)	(1,169)	(328)	(553)	(3,509)

Carrying amount
As at 1 January		11,465	3,953	1,131	736	484	17,769	11,194	3,910	1,212	741	402	17,459
As at 31 December		10,678	3,143	869	614	463	15,767	11,465	3,953	1,131	736	484	17,769

Goodwill impairment testing

For the purpose of impairment testing, goodwill in respect of Europe, Americas (excluding Brazil) and Asia Pacific is allocated and monitored on a regional basis. For Brazil and subsidiaries within Africa, Middle East & Eastern Europe and Head Office, goodwill is allocated and monitored on an individual country basis. The total amount of goodwill of €10,678 million (2019: €11,465 million) is allocated to each (group of) CGU as follows:

The decrease in goodwill of €787 million compared to 2019, mainly relates to movement in exchange rates of €759 million and impairment losses of €39 million recognised in the current year.

The carrying amount of a CGU is compared to the recoverable amount of the CGU. The recoverable amounts of the (group of) CGUs are based on the higher of the fair value less costs of disposal (FVLCD) and value in use (VIU) calculations. CGUs for which the recoverable amount is based on a VIU model represent more than 99% of goodwill. VIU is determined by discounting the future cash flows generated from the continuing use of the CGU using a pre-tax discount rate.

The key assumptions used for the value in use calculations are as follows:

●	Cash flows are projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period (except for Europe, where a further two-year period is applied) are extrapolated using an expected annual per country volume growth rate, which are based on external sources. Management believes that this period reflects the long-term development of the local beer business and is based on past experiences.
●	Management believes that this period reflects the long-term development of the local beer business and is based on past experiences.
●	The beer price growth per year, after the forecast period, is assumed to be a country specific expected annual long-term inflation, which is based on external sources.
●	Cash flows after the first 10-year period (Europe five-year) are extrapolated using a perpetual growth rate equal to the expected 10-year compounded average inflation, in order to calculate the terminal recoverable amount.
●	A per CGU-specific pre-tax weighted average cost of capital (WACC) was applied in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the value in use calculations are as follows:

		Expected	Expected
		annual	volume
		long-term	growth rates
		inflation applied	applied
		for years	for years
In %	Pre-tax WACC	2024‑2030	2024‑2030
Europe	6.6	1.9	1.4
Americas (excluding Brazil)	9.7	2.9	3.8
Brazil	12.9	3.1	0.3
Africa, Middle East & Eastern Europe	12.8 - 25.0	4.9 - 9.4	2.2 - 8.6
Asia Pacific	11.7	3.3	3.8
Head Office	6.5	1.9	1.4

CGUs for which the recoverable amount is based on a FVLCD model, represent less than 1% of goodwill.

Impairment losses

The annual goodwill impairment test did not result in an impairment loss for the current year (2019: €6 million). The impairment test required as a result of the identification of impairment indicators, however resulted in an impairment on goodwill of €39 million and €427 million (2019: €14 million) for intangible assets other than goodwill, which was charged to profit or loss (refer to Note 8.3).

Sensitivity to changes in assumptions

The outcome of a sensitivity analysis of a 100 basis points adverse change in key assumptions (i.e. lower growth rates or higher discount rates respectively) did not result in a materially different outcome for the impairment test and the headroom for no CGUs would have been reduced to nil.

Brands, customer-related and contract-based intangibles

The main brands capitalised are the brands acquired in various acquisitions. The main customer-related and contract-based intangibles relate to customer relationships (constituted either by way of a contractual agreement or by way of non-contractual relations) and re-acquired rights.

Accounting estimates and judgements

The cash flow projections used in the value in use calculations for goodwill impairment testing contain various judgements and estimations as described in the key assumptions for the VIU calculations.

For intangible assets, other than goodwill, estimates are required to determine the (remaining) useful lives. Useful lives are determined based on the market position (for brands), estimated remaining useful life of the customer relationships or the period of the contractual arrangements, or estimates on technological and commercial developments (for software/development expenditure).

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

Goodwill is measured at cost less accumulated impairment losses. Goodwill is allocated to individual or groups of CGUs for the purpose of impairment testing and is tested annually for impairment. Negative goodwill is recognised directly in profit or loss as other income. An impairment loss in respect of goodwill cannot be reversed.

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

Amortisation

Amortisation is calculated over the cost of the asset less its residual value. Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use. The estimated useful lives are as follows:

● Strategic brands	40 - 50 years
● Other brands	15 - 25 years
● Customer-related and contract-based intangibles	5 - 30 years
● Re-acquired rights	3 - 12 years
● Software	3 - 7 years
● Capitalised development costs	3 years

The amortisation method, useful lives and residual values are reassessed annually. Changes in useful lives or residual value are recognised prospectively.

De-recognition of intangible assets

Intangible assets are derecognised when disposed or sold. Gains on sale of intangible assets are presented in profit or loss as other income (refer to Note 6.2); losses on sale are included in amortisation. Goodwill is derecognised when the related CGU is sold.

Impairment of non-financial assets

At each reporting date HEINEKEN reviews the carrying amounts of its non-financial assets (except for inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generate cash inflows from continuing use. The CGU for other non-financial assets is often the operating company on country level. The recoverable amount of an asset or CGU is the higher of an asset’s FVLCD and VIU. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or CGU.

An impairment loss is recognised in profit or loss if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are first allocated to goodwill and intangible assets with an indefinite useful life. A remaining impairment loss is then allocated to the other assets in the unit on a pro rata basis. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

8.3 Property, plant and equipment

P,P&E are fixed assets that are owned by HEINEKEN, as well as right of use (ROU) assets under a lease agreement. Owned and ROU assets are held for use in HEINEKEN’s operating activities. Refer to the table below for the split between owned assets and ROU assets as per balance sheet date:

In millions of €	2020	2019
Property, plant and equipment - owned assets	10,606	12,230
Right of use assets	945	1,039
Property, plant and equipment	11,551	13,269

Owned assets

The table below details the historical cost per asset class and the movements during the year for owned assets.

		2020					2019
		Land and	Plant and	Other	Under		Land and	Plant and	Other	Under
In millions of €	Note	buildings	equipment	fixed assets	construction	Total	buildings	equipment	fixed assets	construction	Total
Cost
Balance as at 1 January		7,418	9,638	5,778	1,077	23,911	6,978	8,872	5,344	998	22,192
Changes in consolidation and other transfers		25	97	9	3	134	25	23	8	3	59
Purchases		37	35	295	883	1,250	62	91	411	1,465	2,029
Transfer of completed projects under construction		217	613	331	(1,161)	—	328	737	327	(1,392)	—
Transfer (to)/from assets classified as held for sale		(62)	(21)	(2)	—	(85)	(23)	—	(1)	—	(24)
Disposals		(46)	(131)	(269)	(4)	(450)	(133)	(194)	(385)	(13)	(725)
Effect of movements in exchange rates		(547)	(776)	(443)	(129)	(1,895)	181	109	74	16	380
Balance as at 31 December		7,042	9,455	5,699	669	22,865	7,418	9,638	5,778	1,077	23,911

Depreciation and impairment losses
Balance as at 1 January		(2,367)	(5,464)	(3,850)	—	(11,681)	(2,178)	(5,116)	(3,539)	—	(10,833)
Changes in consolidation and other transfers		(32)	(101)	(2)	—	(135)	—	—	—	—	—
Depreciation charge for the year	6.6	(166)	(443)	(629)	—	(1,238)	(177)	(440)	(633)	—	(1,250)
Impairment losses	6.6	(224)	(110)	(60)	(69)	(463)	(15)	(27)	(10)	—	(52)
Transfer to/(from) assets classified as held for sale		40	11	2	—	53	8	—	—	—	8
Disposals		30	128	260	—	418	25	190	378	—	593
Effect of movements in exchange rates		133	374	280	—	787	(30)	(71)	(46)	—	(147)
Balance as at 31 December		(2,586)	(5,605)	(3,999)	(69)	(12,259)	(2,367)	(5,464)	(3,850)	—	(11,681)

Carrying amount
As at 1 January		5,051	4,174	1,928	1,077	12,230	4,800	3,756	1,805	998	11,359
As at 31 December		4,456	3,850	1,700	600	10,606	5,051	4,174	1,928	1,077	12,230

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

Impairment losses

Given the impact of COVID-19 on HEINEKEN’s markets and businesses, HEINEKEN assessed its CGUs for an indication of an impairment. Following the assessment, CGUs with a total fixed asset base (including goodwill and before impairment) of €4.3 billion were tested for asset impairment (2019: €0.4 billion). As a result, CGUs with a total fixed asset base of €2.5 billion (2019: €0.1 billion) were found to be partially impaired.

Following the impairment tests, impairments of €463 million on owned P,P&E (2019: €52 million), €34 million of ROU assets, €427 million on intangible assets with a finite useful life and €39 million on goodwill were recorded in 2020. The impairment charges mainly relate to the CGUs Papua New Guinea (€246 million), Lagunitas (€230 million), Jamaica (€100 million, net of reversal) and various (individual) pub impairments in the UK totalling €191 million. Additionally, various smaller impairments were recorded.

Impairments are recorded on the line ‘Amortisation, depreciation and impairments’ in the Income Statement. Refer to the table below for the impairment loss recorded per segment:

	Total
	impairment			Papua New		Various smaller
In millions of €	loss	Lagunitas	Jamaica	Guinea	Various UK pubs	impairments
Americas	391	230	100	—	—	61
AMEE	96	—	—	—	—	96
APAC	269	—	—	246	—	23
Europe	194	—	—	—	191	3
Head Office	13	—	—	—	—	13
Total	963	230	100	246	191	196

For a split per asset class, refer to the movement schedules in Note 8.2 and 8.3.

The determination of the recoverable amount of the assets of Lagunitas, Papua New Guinea and Jamaica is based on a VIU valuation, which is based on a management forecast extrapolated to a 10-year cash flow forecast for Papua New Guinea and Jamaica and a five-year cash flow forecast for Lagunitas. Cash flows after the first 10-year period (Lagunitas five-year) are extrapolated using a perpetual growth rate equal to the expected 10-year compounded average inflation, in order to calculate the terminal recoverable amount. The key assumptions used to determine the cash flows are based on market expectations and management’s best estimates.

See the table below for the key assumptions:

	Papua New Guinea		Lagunitas		Jamaica
In %	2021 - 2025	2026 - 2030	2021‑2023	2024‑2025	2021‑2024	2025‑2030
Pre-tax WACC (in local currency)	17.7	17.7	6.7	6.7	17.7	17.7
Expected annual long-term inflation	4.0	4.0	1.9	1.9	4.7	4.7
Expected volume growth	7.9	4.6	0.1	2.0	3.7	0.0

Right of use (ROU) assets

HEINEKEN leases stores, pubs, offices, warehouses, cars, (forklift) trucks and other equipment in the ordinary course of business. HEINEKEN has around 35,000 leases with a wide range of different terms and conditions, depending on local regulations and practice. Many leases contain extension and termination options, which are included in the lease term if HEINEKEN is reasonably certain to exercise an extension option and reasonably certain not to exercise a termination option. Refer to the table below for the carrying amount of ROU assets per asset class per balance sheet date:

In millions of €	2020	2019
Land and buildings	672	807
Equipment	273	232
Carrying amount ROU assets as at 31 December	945	1,039

During 2020, €329 million was added to the ROU assets as a result of entering into new lease contracts and the remeasurement of existing leases (2019: €271 million). The depreciation and impairments of ROU assets for the financial year ending 31 December is as follows:

In millions of €	2020	2019
Land and buildings	185	158
Equipment	95	80
Depreciation and impairments for ROU assets	280	238

Accounting estimates and judgements

Estimates are required to determine the (remaining) useful lives of fixed assets. Useful lives are determined based on an asset’s age, the frequency of its use, repair and maintenance policy, technology changes in production and expected restructuring.

HEINEKEN estimates the expected residual value per asset item. The residual value is the higher of the expected sales price (based on recent market transactions of similar sold items) and its material scrap value.

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

● Buildings	30 - 40 years
● Plant and equipment	10 - 30 years
● Other fixed assets	3 - 10 years

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

HEINEKEN reviews whether indicators for impairment exist on CGU level. When an indicator of impairment exists, assets are tested for impairment. Impairment losses on assets, other than goodwill, recognised in prior periods are assessed at each reporting date for any indication of a reversal.

De-recognition of Property, plant and equipment

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

HEINEKEN applies the following practical expedients for the recognition of leases:

●	The short-term lease exemption, meaning that leases with a duration of less than a year are expensed in the income statement on a straight-line basis.
●	The low value lease exemption, meaning that leased assets with an individual value of €5 thousand or less if bought new, are expensed in the income statement on a straight-line basis.

HEINEKEN as a lessor

A lease is classified as a finance lease when it transfers substantially all the risks and rewards relating to ownership of the underlying asset to the lessee. For contracts where HEINEKEN acts as an intermediate lessor, the subleases are classified with reference to the ROU asset.

Lease related notes

For lease liabilities, refer to Note 11.3 Borrowings. For short-term and low value leases, refer to other expenses in Note 6.3 Raw materials, consumables and services. For the lease receivables, refer to other receivables in Note 8.5 Other non-current assets and other receivables in Note 7.2 Trade and other receivables. For the contractual maturities of lease liabilities, refer to Note 11.5 Credit, liquidity and market risk.

8.4 Loans and advances to customers

Loans and advances to customers are inherent to HEINEKEN’s business model. Loans to customers are repaid in cash on fixed dates while the settlement of advances to customers are linked to the sales volume of the customer. Loans and advances to customers are usually backed by collateral such as properties.

In millions of €	2020	2019
Loans to customers	53	55
Advances to customers	141	222
Loans and advances to customers	194	277

The movement in allowance for impairment losses for loans and advances to customers during the year is as follows:

In millions of €	2020	2019
Balance as at 1 January	79	135
Transfers	(10)	—
Addition to allowance	30	7
Allowance used	2	(56)
Allowance released	(7)	(3)
Effect of movements in exchange rates	(4)	2
Other	—	(6)
Balance as at 31 December	90	79

Accounting estimates

HEINEKEN determines on each reporting date the impairment of loans and advances to customers using an expected credit loss model which estimates the credit losses over 12 months. If a significant increase in credit risk occurs (e.g. more than 30 days overdue, change in credit rating, payment delays in other receivables from the customer), credit losses over the lifetime of the asset are incurred. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. Due to the uncertainty relating to the depth and duration of the COVID-19 pandemic and its related impact on HEINEKEN’s customers, more judgement is required for the calculation of expected credit losses compared to previous years. For more information on HEINEKEN’s credit risk exposure refer to Note 11.5.

Accounting policies

Loans and advances to customers are initially measured at fair value and subsequently at amortised cost minus any impairment losses.

8.5 Other non-current assets

Other non-current assets mainly consist of Fair Value through Other Comprehensive Income (FVOCI) investments, prepayments and other receivables with a duration longer than 12 months.

In millions of €	Note	2020	2019
Fair value through OCI investments		117	408
Non-current derivatives	11.6	21	2
Loans to joint ventures and associates		30	38
Long-term prepayments		375	439
Other receivables		341	368
Other non-current assets		884	1,255

The FVOCI investments primarily consist of equity securities. HEINEKEN designates these investments as FVOCI as these are not held for trading purposes. As at 31 December 2019, the main FVOCI equity investment was €241 million in the Saigon Alcohol Beer and Beverages Corporation (‘SABECO’, Vietnam), of which the majority was sold during 2020.

The other receivables include lease receivables of €160 million (2019: €167 million). Including the short-term portion of lease receivables, the average outstanding term of the lease receivables is 5.3 years (2019: 4.6 years). The remainder of other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian authorities on which interest is calculated in accordance with Brazilian legislation. Collection of this receivable is expected to be beyond a period of five years. A part of the aforementioned receivables qualify for indemnification towards FEMSA and is provided for.

Sensitivity analysis – equity securities

An increase or decrease of 1% in the share price of the equity securities at the reporting date would not have a material impact.

Accounting estimates

HEINEKEN determines on each reporting date the impairment of other receivables using an expected credit loss model, which estimates the credit losses over 12 months. Only in case a significant increase in credit risk occurs (e.g. more than 30 days overdue, change in credit rating, payment delays in other receivables from the customer) the credit losses over the lifetime of the asset are incurred. Individually significant other receivables are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. For more information on HEINEKEN’s credit risk exposure refer to Note 11.5.

Accounting policies

Fair value through OCI investments

HEINEKEN’s investments in equity securities are classified as FVOCI. These investments are interests in entities where HEINEKEN has less than significant influence. This is generally the case by ownership of less than 20% of the voting rights. Upon the sale of these equity securities the accumulated fair value and currency translation changes are transferred to retained earnings.

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

9. Provisions and contingent liabilities

9.1 Post-retirement obligations

HEINEKEN makes contributions to pension plans that provide pension benefits to (former) employees upon retirement, both via defined benefit as well as defined contribution plans. Other long-term employee benefits include long-term bonus plans, termination benefits, medical plans and jubilee benefits. Refer to note 6.4 for the contribution to defined contribution plans. This note relates to HEINEKEN’s defined benefit pension plans. Refer to the table below for the present value of the defined benefit plans as at 31 December.

In millions of €	2020	2019
Present value of unfunded defined benefit obligations	203	307
Present value of funded defined benefit obligations	9,387	9,210
Total present value of defined benefit obligations	9,590	9,517
Fair value of defined benefit plan assets	(8,757)	(8,451)
Present value of net obligations	833	1,066
Asset ceiling items	48	53
Defined benefit plans included under non-current assets	5	7
Recognised liability for defined benefit obligations	886	1,126
Other long-term employee benefits	52	63
	938	1,189

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

The defined benefit pension plans in the Netherlands (NL) and the United Kingdom represent the majority of the total defined benefit plan assets and the present value of the defined benefit obligations.

Refer to the table below for the split of these plans in the total present value of the net obligations of HEINEKEN.

	2020	2019	2020	2019	2020	2019	2020	2019
In millions of €	UK	UK	NL	NL	Other	Other	Total	Total
Total present value of defined benefit obligations	4,063	3,945	4,102	4,096	1,425	1,476	9,590	9,517
Fair value of defined benefit plan assets	(3,751)	(3,529)	(4,059)	(3,939)	(947)	(983)	(8,757)	(8,451)
Present value of net obligations	312	416	43	157	478	493	833	1,066

Defined benefit plan in the Netherlands

HEINEKEN provides employees in the Netherlands with an average pay pension plan based on earnings up to the legal tax limit. Indexation of accrued benefits is conditional on the funded status of the pension fund. HEINEKEN pays contributions to the fund up to a maximum level agreed with the Board of the pension fund and has no obligation to make additional contributions in case of a funding deficit. In 2020, HEINEKEN’s cash contribution to the Dutch pension plan was at the maximum level. The same level will apply in 2021. As a result of a legal obligation to settle a closed transitional plan per the end of 2020, a one-off contribution of €80 million was prepaid by HEINEKEN to the pension fund in 2020. Early 2021 the final contribution will be determined and settled with the prepayment. As a result of the final settlement, the respective plan will be fully funded. The final contribution is expected to be in line with the prepayment of €80 million.

Defined benefit plan in the United Kingdom

HEINEKEN’s UK plan (Scottish & Newcastle pension plan ‘SNPP’) was closed to future accrual in 2011 and the liabilities thus relate to past service before plan closure. Based on the triennial review finalised in early 2019, HEINEKEN has renewed the funding plan (until 31 May 2023) including an annual deficit reduction contribution of GBP39.2 million in 2018, thereafter increasing with GBP1.7 million per year. At the end of 2018, an agreement (the Funding Agreement) was reached with the UK pension fund Trustees on a more conservative longer term funding and investment approach towards 2030. This agreement has been formalised during 2019 and signed early 2020, which leads to a gradual decrease of investment risk. The current schedule of deficit recovery payments until May 2023 will remain in place. As of June 2023 deficit recovery payments will be conditional on the funding position of the pension fund and will be capped on the current contribution level.

Defined benefit plans in other countries

In a few other countries HEINEKEN offers defined benefit plans, which are individually not significant to HEINEKEN. The majority of these plans are closed for new participants.

Movement in net defined benefit obligation

The movement in the net defined benefit obligation during the year is as follows:

		Present value of		Fair value of		Present value
		defined benefit		defined		of net
		obligations		benefit plan assets		obligations
In millions of €	Note	2020	2019	2020	2019	2020	2019
Balance as at 1 January		9,517	8,511	(8,451)	(7,682)	1,066	829
Included in profit or loss
Current service cost		111	81	—	—	111	81
Past service cost/(credit)		(10)	(1)	—	—	(10)	(1)
Administration expense		—	—	4	3	4	3
Effect of any settlement		(1)	(5)	—	—	(1)	(5)
Expense recognised in personnel expenses	6.4	100	75	4	3	104	78
Interest expense/(income)	11.1	145	212	(122)	(182)	23	30
		245	287	(118)	(179)	127	108
Included in OCI
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from
Demographic assumptions		(112)	(93)	—	—	(112)	(93)
Financial assumptions		605	1,065	—	—	605	1,065
Experience adjustments		(22)	(125)	—	—	(22)	(125)
Return on plan assets excluding interest income		—	—	(525)	(579)	(525)	(579)
Effect of movements in exchange rates		(280)	210	234	(190)	(46)	20
		191	1,057	(291)	(769)	(100)	288
Other
Changes in consolidation and reclassification		(8)	20	13	(4)	5	16
Contributions paid:
By the employer		—	—	(265)	(175)	(265)	(175)
By the plan participants		24	24	(24)	(24)	—	—
Benefits paid		(379)	(382)	379	382	—	—
Settlements		—	—	—	—	—	—
		(363)	(338)	103	179	(260)	(159)
Balance as at 31 December		9,590	9,517	(8,757)	(8,451)	833	1,066

Defined benefit plan assets

	2020			2019
In millions of €	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Equity instruments:
Europe	411	—	411	579	—	579
Northern America	868	—	868	1,051	—	1,051
Japan	153	—	153	196	—	196
Asia other	213	—	213	122	—	122
Other	83	76	159	339	69	408
	1,728	76	1,804	2,287	69	2,356
Debt instruments:
Bonds – investment grade	4,634	723	5,357	3,759	512	4,271
Bonds – non-investment grade	393	162	555	251	240	491
	5,027	885	5,912	4,010	752	4,762

Derivatives	35	(473)	(438)	5	(602)	(597)
Properties and real estate	20	860	880	15	794	809
Cash and cash equivalents	169	63	232	107	17	124
Investment funds	9	319	328	66	848	914
Other plan assets	13	26	39	13	70	83
	246	795	1,041	206	1,127	1,333
Balance as at 31 December	7,001	1,756	8,757	6,503	1,948	8,451

During 2020, the UK fund replaced their equity portfolio of approx. €550 million by a synthetic equity exposure using swaps. This lowered the reported equity value, whilst increasing the debt portfolio.

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

In the Netherlands, an Asset-Liability Matching (ALM) study is performed at least on a triennial basis. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. This resulted in a strategic asset mix comprising 38% of plan assets in equity securities, 30% in bonds, 12.5% in other investments, 10% in mortgage and 9.5% in real estate. The last ALM study was performed in 2018 and the next will take place in 2021.

In the UK, an actuarial valuation is performed at least on a triennial basis. The valuation is the basis for the funding plan, strategic investment policies and the (long-term) strategic investment mix. Following the 2018 valuation, this resulted in a strategic asset mix comprising 30% of plan assets in liability driven investments, 20% in equities, 15% in higher yielding credit, 15% in private markets, 12.5% in corporate bonds and 7.5% in long lease property. As part of the Funding Agreement, the strategic asset mix will evolve between now and 2030 to provide a greater certainty of return, lower volatility and higher cash generation.

Interest rate risk

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ fixed rate instruments holdings.

In the Netherlands, interest rate risk is partly managed through fixed income investments. These investments match the liabilities for 24% on average during the year (2019: 23%). In the UK, interest rate risk is partly managed through the use of a mixture of fixed income investments and interest rate swap instruments. These investments and instruments match 84% of the interest rate sensitivity of the total liabilities as measured on a Gilts +1% liability basis (2019: 87% as measured on the same basis).

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

HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. In the UK, inflation is partly managed through the use of a mixture of inflation-linked derivative instruments. These instruments match 84% of the inflation-linked liabilities as measured on a Gilts + 1% liability basis (2019: 76% as measured on the same basis).

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

Principal actuarial assumptions as at the balance sheet date

Based on the significance of the Dutch and UK pension plans compared with the other plans, the table below refers to the major actuarial assumptions for those two plans as at 31 December:

	The Netherlands		UK1
In %	2020	2019	2020	2019
Discount rate as at 31 December	0.5	0.9	1.4	2.1
Future salary increases	2.0	2.0	—	—
Future pension increases	0.2	0.5	3.0	2.9

1    The UK plan is closed for future accrual, leading to certain assumptions being equal to zero.

For the other defined benefit plans, the following actuarial assumptions apply as at 31 December:

Africa, Middle East &
	Europe		Americas		Eastern Europe
In %	2020	2019	2020	2019	2020	2019
Discount rate as at 31 December	0.2‑0.8	0.3‑0.9	6.9‑12.0	6.8‑14.0	0.5‑8.0	0.9‑12.4
Future salary increases	0.0‑3.5	0.0‑3.5	0.0‑4.5	0.0‑4.5	0.0‑4.0	0.0‑5.0
Future pension increases	0.0‑1.5	0.0‑1.5	0.0‑3.5	0.0‑3.6	0.0‑1.2	0.0‑2.9
Medical cost trend rate	0.0‑4.5	0.0‑4.5	0.0‑15.1	0.0‑13.1	0.0‑0.0	0.0‑0.0

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands, the rates are obtained from the ‘AG-Prognosetafel 2020’, fully generational. For the UK, the future mortality rates are obtained by applying the Continuous Mortality Investigation 2019 projection model.

The weighted average duration of the defined benefit obligation at the end of the reporting period is 18 years.

HEINEKEN expects the contributions to be paid for the defined benefit plans for 2021 to be in line with 2020 excluding the one-off contribution of €80 million for the transitional plan of the Dutch pension fund.

Sensitivity analysis

As at 31 December, changes to one of the relevant actuarial assumptions that are considered reasonably possible, holding other assumptions constant, would have affected the defined benefit obligation by the following amounts:

	2020		2019
	Increase in	Decrease in	Increase in	Decrease in
Effect in millions of €	assumption	assumption	assumption	assumption
Discount rate (0.5% movement)	(620)	689	(770)	884
Future salary growth (0.25% movement)	15	(13)	17	(16)
Future pension growth (0.25% movement)	378	(338)	365	(335)
Medical cost trend rate (0.5% movement)	6	(5)	6	(5)
Life expectancy (1 year)	438	(436)	393	(392)

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

Accounting policies

Defined contribution plans

A defined contribution plan is a post-retirement plan for which HEINEKEN pays fixed contributions to a separate entity. HEINEKEN has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay out employees.

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

9.2 Provisions

Provisions within HEINEKEN mainly relate to restructuring, and claims and litigation that arise in the ordinary course of business. The outcome depends on future events, which are by nature uncertain.

	Claims and		Restruc-	Onerous
In millions of €	litigation	Taxes	turing	contracts	Other	Total
Balance as at 1 January 2020	339	337	154	30	80	940
Transfers	—	—	—	—	8	8
Provisions made during the year	86	44	359	21	100	610
Provisions used during the year	(11)	(1)	(76)	(1)	(14)	(103)
Provisions reversed during the year	(45)	(85)	(15)	(20)	(27)	(192)
Effect of movements in exchange rates	(125)	(41)	—	(2)	(3)	(171)
Unwinding of discounts	11	1	—	—	—	12
Balance as at 31 December 2020	255	255	422	28	144	1,104
Non-current	229	201	175	18	65	688
Current	26	54	247	10	79	416

Claims and litigation

The provisions for claims and litigation of €255 million (2019: €339 million) mainly relate to civil and labour claims in Brazil.

Taxes

The provisions for taxes of €255 million (2019: €337 million) do not relate to income tax within the scope of IAS 12 and mainly relate to Brazil. Tax legislation in Brazil is highly complex and subject to interpretation, therefore the timing of the cash outflows for these provisions is uncertain.

Restructuring

On 28 October 2020, HEINEKEN announced a review of the effectiveness and efficiency of the organisations at Head Office, regional offices and each of its local operations as a part of its EverGreen strategic review. The increase in the provisions for restructuring of €268 million is related to the productivity programme part of EverGreen.

Other provisions

Included are, among others, provisions for credit risk on surety and guarantees issued of €57 million (2019: €42 million).

Accounting estimates

In determining the likelihood and timing of potential cash out flows, HEINEKEN needs to make estimates. For claims, litigation and tax provisions, HEINEKEN bases its assessment on internal and external legal assistance and established precedents. For large restructuring, management assesses the timing of the costs to be incurred, which influences the classification as current or non-current liabilities.

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

Other provisions

A provision for guarantees is recognised at the time the guarantee is issued. The provision is initially measured at fair value and subsequently at the higher of the amount determined in accordance with the expected credit loss model and the amount initially recognised

9.3 Contingencies

HEINEKEN’s contingencies are mainly in the area of tax, civil cases (part of other contingencies) and guarantees.

Tax

The tax contingencies mainly relate to tax positions in Latin America and include a large number of cases with a risk assessment lower than probable but possible. Assessing the amount of tax contingencies, is highly judgemental, and the timing of possible outflows is uncertain. The best estimate of tax related contingent liabilities is €707 million (2019: €957 million), out of which €70 million (2019: €171 million) qualifies for indemnification. For several tax contingencies that were part of acquisitions, an amount of €197 million (2019: €306 million) has been recognised as provisions and other non-current liabilities in the balance sheet (refer to notes 9.2 and 11.6).

Other contingencies

Other contingencies mainly relate to civil cases in Brazil. Management’s best estimate of the potential financial impact for these cases is €27 million (2019: €39 million). As at 31 December 2020, €15 million (2019: €23 million) of other contingencies related to acquisitions is included in provisions (refer to Note 9.2).

Guarantees

		Less than		More than 5
In millions of €	Total 2020	1 year	1‑5 years	years	Total 2019
Guarantees to banks for loans (to third parties)	330	47	278	5	332
Other guarantees	865	426	229	210	1,019
Guarantees	1,195	473	507	215	1,351

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

10. Acquisitions, disposals and investments

10.1 Acquisitions and disposals

Acquisitions and disposals in 2020

During 2020, there were no significant acquisitions or disposals.

Prior year adjustments

During 2020, all the provisional accounting periods related to acquisitions in 2019 were closed without material adjustments.

10.2 Assets or disposal groups classified as held for sale

The assets and liabilities below are classified as held for sale following the commitment of HEINEKEN to a plan to sell these assets and liabilities. Efforts to sell these assets and liabilities have commenced and are expected to be completed within one year.

Assets held for sale and liabilities associated with assets classified as held for sale

In millions of €	2020	2019
Current assets	—	—
Property, plant and equipment	17	46
Intangible assets	—	—
Other non-current assets	7	65
Assets classified as held for sale	24	111
Current liabilities	—	—
Non-current liabilities	—	—
Liabilities associated with assets classified as held for sale	—	—

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

10.3 Investments in associates and joint ventures

HEINEKEN has interests in a number of joint ventures and associates. The total carrying amount of these associates and joint ventures was €4,437 million as at 31 December 2020 (2019: €4,868 million) and the total share of profit and other comprehensive income was a loss of €15 million in 2020 (2019: €144 million, profit, 2018: €174 million, profit). The share of profit includes impairments of associates and joint ventures of €139 million (2019: €30 million).

The investments in associates and joint ventures includes the interest of HEINEKEN in United Breweries Limited (UBL) in India. On 10 October 2018, officials from the Competition Commission of India visited UBL for an investigation in relation to allegations of price fixing. The updated investigation report was communicated to UBL on 19 March 2020. UBL has filed its comments to the investigation report on 28 August 2020. As the decision of the Competition Commission of India is pending, UBL deems it not practicable at this stage to estimate its potential financial effect, if any.

The associate CRH (Beer) Limited (‘CBL’) is considered to be individually material. HEINEKEN holds a shareholding of 40% in CRH (Beer) Limited (‘CBL’) as of 29 April 2019. CBL holds a controlling interest of 51.67% in China Resources Beer (Holdings) Co. Ltd. (‘CR Beer’), a company incorporated in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited, operating in the beer business in China. Consequently, HEINEKEN has an effective 20.67% economic interest in CR Beer. Based on the closing share price of HKD71.40 as at 31 December 2020, the fair value of this economic interest in CR Beer amounts to €5,032 million. The carrying amount of CBL as at 31 December 2020 amounts to €2,508 million.

Set out below is the summarised financial information of CR Beer, not adjusted for the percentage of ownership held by HEINEKEN. The financial information has been amended to reflect adjustments made by HEINEKEN when using the equity method (such as fair value adjustments). Due to a difference in reporting timelines, the financial information is included with a two-month delay. This means that the financial information included relates to the period November 2019-October 2020. The reconciliation of the summarised financial information to the carrying amount of the effective interest in CR Beer is also presented.

In millions of €	2020	2019
Summarised balance sheet (100%)
Non-current assets	7,657	8,708
Current assets	1,281	1,140
Non-current liabilities	(1,313)	(1,470)
Current liabilities	(2,241)	(2,577)
Net assets	5,384	5,801

Reconciliation to carrying amount
Opening net assets[1]	5,801	5,887
Profit for the period	47	61
Other comprehensive income	(395)	(86)
Dividends paid	(69)	(61)
Closing net assets	5,384	5,801

Company’s share in %	20.67%	20.67%
Company’s share	1,113	1,199
Goodwill	1,395	1,517
Carrying amount	2,508	2,716

	November 2019 to	May 2019 to
In millions of €	October 2020	October 2019
Summarised income statement (100%)
Revenue	3,996	2,500
Profit	47	61
Other comprehensive income	(395)	(86)
Total comprehensive income	(348)	(25)
Dividends received	14	13

1    The opening net asset balance for 2019 is at the acquisition date 29 April 2019.

Summarised financial information for equity accounted joint ventures and associates

The following table includes, in aggregate, the carrying amount and HEINEKEN’s share of profit and OCI of joint ventures and associates (net of income tax):

	Joint ventures			Associates¹
In millions of €	2020	2019	2018	2020	2019	2018
Carrying amount of interests	1,574	1,734	1,748	2,863	3,134	273
Share of:
Profit or (loss) from continuing operations	(34)	112	192	3	52	18
Other comprehensive income/(loss)	(2)	4	(37)	18	(24)	1
	(36)	116	155	21	28	19

1    Includes the investment in CR Beer, which is considered to be individually material. The other joint ventures and associates are considered to be individually immaterial.

Accounting policies

Associates are entities in which HEINEKEN has significant influence, but not control or joint control. Significant influence is generally obtained by ownership of more than 20% but less than 50% of the voting rights. Joint ventures (JVs) are the arrangements in which HEINEKEN has joint control.

HEINEKEN’s investments in associates and JVs are accounted for using the equity method of accounting, meaning they are initially recognised at cost. The consolidated financial statements include HEINEKEN’s share of the net profit or loss of the associates and JVs whereby the result is determined using the accounting policies of HEINEKEN.

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

In millions of €	Note	2020	2019	2018
Interest income		50	75	71
Interest expenses		(497)	(529)	(492)

Dividend income from fair value through OCI investments		10	10	16
Net change in fair value of derivatives		13	(14)	71
Net foreign exchange gain/(loss)[1]		(133)	(25)	(102)
Unwinding discount on provisions	9.2	(11)	(19)	(17)
Interest on the net defined benefit obligation	9.1	(23)	(26)	(31)
Other		1	15	(1)
Other net finance income/(expenses)		(143)	(59)	(64)

Net finance income/(expenses)		(590)	(513)	(485)

1    Transactional foreign exchange effects of working capital and foreign currency denominated loans, the latter being offset by net change in fair value of derivatives.

Interest expenses include the interest component of lease liabilities of €60 million (2019: €55 million, 2018: N/A).

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

In millions of €	Note	2020	2019
Cash and cash equivalents		4,000	1,821
Bank overdrafts	11.3	(481)	(1,134)
Cash and cash equivalents in the statement of cash flows		3,519	687

Cash and cash equivalents increased in order to build liquidity buffers in relation to the COVID-19 pandemic. For more information on HEINEKEN’s liquidity risk exposure refer to Note 11.5.

The following table presents recognised ‘Cash and cash equivalents’ and ‘Bank overdrafts’, and the impact of the netting of gross amounts. The ‘Net amount’ below refers to the impact on HEINEKEN’s balance sheet if all amounts subject to legal offset rights are netted.

	2020
		Gross amounts	Net amounts
		offset in the	presented in the	Amounts subject
	Gross	statement of	statement of	to legal offset
In millions of €	amounts	financial position	financial position	rights	Net amount
Assets
Cash and cash equivalents	4,000	—	4,000	(235)	3,765
Liabilities
Bank overdrafts	(481)	—	(481)	235	(246)

	2019
Assets
Cash and cash equivalents	1,821	—	1,821	(600)	1,221
Liabilities
Bank overdrafts	(1,134)	—	(1,134)	600	(534)

HEINEKEN operates in a number of territories where there is limited availability of foreign currency resulting in restrictions on remittances. Mainly as a result of these restrictions, €373 million (2019: €342 million) of cash included in cash and cash equivalents is restricted for use by the Company, yet available for use in the relevant subsidiary’s day-to-day operations.

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

11.3 Borrowings

HEINEKEN mainly uses bonds, commercial paper and bank loans to ensure sufficient financing to support its operations. Net interest-bearing debt is the key metric for HEINEKEN to measure its indebtedness.

		2020			2019
In millions of €	Note	Non-current	Current	Total	Non-current	Current	Total
Unsecured bond issues		13,242	1,200	14,442	11,774	1,014	12,788
Lease liabilities		936	263	1,199	1,003	255	1,258
Bank loans		374	38	412	462	22	484
Other interest-bearing liabilities		64	983	1,047	127	568	695
Deposits from third parties[1]		—	615	615	—	693	693
Bank overdrafts		—	481	481	—	1,134	1,134
Total borrowings		14,616	3,580	18,196	13,366	3,686	17,052
Market value of cross-currency interest rate swaps	11.5			14			28
Cash and cash equivalents	11.2			(4,000)			(1,821)
Net interest-bearing debt position				14,210			15,259

1    Mainly employee deposits.

As at 31 December 2020, €106 million of the €412 million of bank loans is secured (2019: €103 million). Other interest-bearing liabilities includes €698 million of centrally issued commercial paper (2019: €532 million).

							Assets and
				Other		Derivatives	liabilities
				interest-	Deposits	used for	used for
	Unsecured	Lease		bearing	from third	financing	financing
In millions of €	bond issues	liabilities	Bank loans	liabilities	parties	activities	activities
Balance as at 1 January 2020	12,788	1,258	484	695	693	28	15,946
Consolidation changes	—	2	(47)	(24)	—	—	(69)
Effect of movements in exchange rates	(314)	(83)	(21)	(63)	(4)	(19)	(504)
Addition of leases	—	341	—	—	—	—	341
Proceeds	2,973	—	290	2,748	21	5	6,037
(Re)payments	(1,016)	(281)	(295)	(2,300)	(90)	—	(3,982)
Interest paid over lease liability	—	(60)	—	—	—	—	(60)
Other	11	22	1	(9)	(5)	—	20
Balance as at 31 December 2020	14,442	1,199	412	1,047	615	14	17,729

							Assets and
				Other		Derivatives	liabilities
				interest-	Deposits	used for	used for
	Unsecured	Lease		bearing	from third	financing	financing
In millions of €	bond issues	liabilities	Bank loans	liabilities	parties	activities	activities
Balance as at 1 January 2019	13,150	—	326	177	678	(2)	14,329
Policy changes	—	1,252	—	—	—	—	1,252
Consolidation changes	—	4	15	8	—	—	27
Effect of movements in exchange rates	97	29	(1)	—	1	38	164
Addition of leases	—	268	—	—	—	—	268
Proceeds	516	—	335	1,339	98	—	2,288
(Re)payments	(984)	(259)	(189)	(832)	(105)	(8)	(2,377)
Transfer to liabilities held for sale	—	(4)	—	—	—	—	(4)
Interest paid over lease liability	—	(55)	—	—	—	—	(55)
Other	9	23	(2)	3	21	—	54
Balance as at 31 December 2019	12,788	1,258	484	695	693	28	15,946

Changes in borrowings

Cash flows from financing activities are mainly generated by bonds, commercial paper, bank loans and other interest-bearing liabilities presented above. Additionally, HEINEKEN also uses derivatives related to its financing, which can be recognised as assets or liabilities. The above table details the reconciliation of the liabilities and assets arising from financing activities to the cash flow from financing activities. Bank overdrafts form an integral part of HEINEKEN’s cash management and are included as a component of cash and cash equivalents for the purpose of the statement of cash flows. For more information on derivatives refer to Note 11.6.

The interest rate on the net debt position as at 31 December 2020 was 3.0% (2019: 3.0%). The average maturity of the bonds as at 31 December 2020 was 8 years (2019: 7 years).

Centrally available financing headroom

The centrally available financing headroom at Group level was approximately €5.2 billion as at 31 December 2020 (2019: €3.0 billion) and consisted of the undrawn revolving credit facility and cash minus commercial paper and other short-term borrowings. HEINEKEN increased its financing headroom by issuing new bonds and acquiring short-term funding, including raising €3.0 billion through five new bonds under the EMTN programme.

Accounting estimates and judgements

Significant judgement is required to determine the lease term and the incremental borrowing rate. The assessment of whether HEINEKEN is reasonably certain to exercise extension options or not to make use of termination options impacts the lease term, which as a result could affect the amount of lease liabilities recognised. The assumptions used in the determination of the incremental borrowing rate could impact the rate used in discounting future payments, which as a result could have an impact on the amount of lease liabilities recognised.

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

The lease term is determined as the non-cancellable period of a lease, together with:

●	Periods covered by a unilateral option to extend the lease if HEINEKEN is reasonably certain to make use of that option.
●	Periods covered by an option to terminate the lease if HEINEKEN is reasonably certain not to make use of that option.

HEINEKEN applies the following practical expedients for the recognition of leases:

●	Apply a single discount rate per country to a portfolio of leases with reasonably similar characteristics.
●	Include non-lease components in the lease liability for equipment leases.

11.4 Capital and reserves

Share capital

Refer to the table below for the issued share capital as at 31 December. All issued shares are fully paid.

	2020		2019
		Nominal value in		Nominal value in
Share capital	Shares of €1.60	millions of €	Shares of €1.60	millions of €
1 January	576,002,613	922	576,002,613	922
Changes	—	—	—	—
31 December	576,002,613	922	576,002,613	922

The Company’s authorised capital amounts to €2,500 million, consisting of 1,562,500,000 shares.

The shareholders are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholder meetings of the Company. In respect of the treasury shares that are held by HEINEKEN, rights are suspended.

Share premium

As at 31 December 2020, the share premium amounted to €2,701 million (2019: €2,701 million).

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

Reserve for own shares

The reserve for own shares comprises the treasury shares held by HEINEKEN. Refer to the table below with the changes in 2020.

Reserve for own shares	Number of shares
1 January 2020	694,570
Changes	(414,838)
31 December 2020	279,732

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of €	2020	2019	2018
Final dividend previous year €1.04, respectively €1.01 per qualifying share	599	581	531
Interim dividend current year €nil, respectively €0.64 per qualifying share	—	368	335
Total dividend declared and paid	599	949	866

For 2020, a payment of a total cash dividend of €0.70 per share (2019: 1.68) will be proposed at the AGM on 22 April 2021. If approved, the full dividend will be paid on 6 May 2021, as no interim dividend was paid during 2020. The payment will be subject to a 15% Dutch withholding tax.

After the balance sheet date, the Executive Board proposed the following appropriation of loss. The dividends have not been provided for.

In millions of €	2020	2019	2018
Dividend per qualifying share €0.70 (2019: €1.68)	403	967	912
Addition to/(reduction of) retained earnings	(607)	1,199	1,001
Net profit/(loss)	(204)	2,166	1,913

Non-controlling interests

The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. The total NCI as at 31 December 2020 amounted to €1,000 million (2019: €1,164 million).

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

In the normal course of business HEINEKEN is exposed to the following financial risks:

●	Credit risk
●	Liquidity risk
●	Market risk

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

Trade and other receivables

HEINEKEN’s local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under these policies all customers requiring credit above a certain amount are reviewed and new customers are analysed individually for creditworthiness before HEINEKEN’s standard payment and delivery terms and conditions are offered. This review can include external ratings, where available, and in some cases bank references. Credit limits are determined for each customer and are reviewed regularly. Customers that fail to meet HEINEKEN’s credit requirements transact only with HEINEKEN on either a prepayment or cash on delivery basis.

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

Allowances

HEINEKEN establishes allowances for impairment of loans and advances to customers, trade and other receivables using an expected credit losses model. These allowances cover specific loss components that relate to individual exposures, and a collective loss component established for groups of similar customers. The collective loss allowance is determined based on historical data of payment statistics and updated periodically to incorporate forward looking information. The loans and advances to customers, trade and other receivables are written off when there is no reasonable expectation of recovery.

Due to the uncertainty relating to the depth and duration of the COVID-19 pandemic and its related impact on HEINEKEN’s customers, more judgement is required in the calculation of expected credit losses compared to previous years. As part of these assessments, HEINEKEN has incorporated all reasonable and supportable information available such as whether there has been a breach or deterioration of payments terms, a request for extended payment terms or a request for waived payment terms.

Investments

HEINEKEN invests centrally available cash balances in deposits and liquid investments with various counterparties that have strong credit ratings. HEINEKEN actively monitors these credit ratings.

Guarantees

HEINEKEN’s policy is to avoid issuing guarantees unless this leads to substantial benefits for HEINEKEN. For some loans (to customers) HEINEKEN does issue guarantees. In these cases HEINEKEN aims to receive security from the customer to limit the credit risk exposure.

Heineken N.V. has issued a joint and several liability statement to the provisions of Section 403, Part 9, Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands. Refer to Note 13.4.

Exposure to credit risk

The maximum exposure to credit risk as at 31 December is as follows:

In millions of €	Note	2020	2019
Cash and cash equivalents	11.2	4,000	1,821
Trade and other receivables, excluding prepayments	7.2	2,424	3,738
Derivative assets	11.6	98	30
Fair value through OCI investments	8.5	13	408
Loans and advances to customers	8.4	194	277
Other non-current receivables	8.5	307	406
Guarantees to banks for loans (to third parties)	9.3	330	332
		7,366	7,012

The exposure to credit risk by segment for trade and other receivables excluding prepayments is as follows:

Exposure to credit risk
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
In millions of €
174
242
284
675
1,049
106
468
518
1,056
1,590
2020
2019
Europe
Americas
Africa, Middle East & Eastern Europe
Asia Pacific
Head Office & Other/eliminations

Liquidity risk

Liquidity risk is the risk that HEINEKEN will have difficulties to meet payment obligations associated with its financial liabilities, like payment of financial debt or trade payables when they are due. HEINEKEN’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient funds to meet its liabilities when due without incurring unacceptable losses. As a result of the COVID-19 pandemic, there is increased attention for and monitoring of risks associated with working capital that might impact liquidity.

HEINEKEN remains focussed on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. HEINEKEN seeks to align the maturity profile of its long-term debts with its forecasted cash flow generation. More information about borrowing facilities is presented in Note 11.3. Furthermore, strong cost and cash management as well as controls over investment proposals are in place.

Contractual maturities

The following table presents an overview of the expected timing of cash-out and inflows of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments.

	2020
	Carrying	Contractual	Less than		More than
In millions of €	amount	cash flows	1 year	1‑5 years	5 years
Financial liabilities
Interest-bearing liabilities	(16,997)	(20,067)	(3,672)	(5,899)	(10,496)
Lease liabilities	(1,199)	(1,684)	(314)	(706)	(664)
Trade and other payables and returnable packaging deposits (excluding interest payable, dividends and including non-current part)	(6,392)	(6,392)	(6,348)	(25)	(19)
Derivative financial assets and (liabilities)
Cross currency interest rate swaps	(14)	(61)	8	(62)	(7)
Forward exchange contracts	4	(12)	(12)	—	—
Commodity derivatives	18	18	18	—	—
Other derivatives	3	16	1	4	11
Total	(24,577)	(28,182)	(10,319)	(6,688)	(11,175)

	2019
Financial liabilities
Interest-bearing liabilities	(15,793)	(18,653)	(3,831)	(5,434)	(9,388)
Lease liabilities	(1,258)	(1,861)	(304)	(683)	(874)
Trade and other payables and returnable packaging deposits (excluding interest payable, dividends and including non-current part)	(7,972)	(7,971)	(7,846)	(91)	(34)
Derivative financial assets and (liabilities)
Cross currency interest rate swaps	(28)	(97)	(8)	(26)	(63)
Forward exchange contracts	(29)	(54)	(53)	(1)	—
Commodity derivatives	(5)	(5)	(5)	—	—
Other derivatives	2	2	2	—	—
Total	(25,083)	(28,639)	(12,045)	(6,235)	(10,359)

For more information on the derivative assets and liabilities refer to Note 11.6.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, commodity prices and equity prices, will adversely affect HEINEKEN’s income or the value of its financial instruments. During the COVID-19 pandemic, the financial markets became very volatile. The objective of our market risk management was to manage and control market risk exposures within acceptable boundaries.

HEINEKEN enters into derivatives and other financial liabilities to manage market risks. Generally, HEINEKEN seeks to apply hedge accounting or establish natural hedges in order to minimise the impact of market risks in profit or loss. Foreign currency, interest rate and commodity hedging operations are governed by internal policies and rules.

Foreign currency risk

HEINEKEN is exposed to:

●	Transactional risk on (future) sales, working capital, (future) purchases, deposits, borrowings and dividends denominated in a currency other than the respective functional currencies of HEINEKEN entities.
●	Translational risk, which is the risk resulting from the translation of foreign operations into the reporting currency of HEINEKEN.

The main currencies that give rise to this risk are the US Dollar, Mexican Peso, Brazilian Real, British Pound, Vietnamese Dong and euro. Overall, COVID-19 negatively impacted currency developments for HEINEKEN. In 2020, the transactional exchange risk was hedged in line with the hedging policy to the extent possible. Especially the development of the Mexican Peso and Brazilian Real resulted in a negative translational and transactional impact on the reported numbers of HEINEKEN.

In managing foreign currency risk, HEINEKEN aims to ensure the availability of foreign currencies and to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in foreign exchange rates and the availability of foreign currencies, especially in emerging markets, will have an impact on profit.

HEINEKEN hedges up to 90% of its net US Dollar export cash flows on the basis of rolling cash flow forecasts of sales and purchases. Material cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. For this hedging, HEINEKEN mainly uses forward exchange contracts. The majority of the forward exchange contracts have maturities of less than one year after the balance sheet date.

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

Exposure to foreign currency risk

Based on notional amounts, HEINEKEN’s transactional exposure to the US Dollar and euro as at 31 December is as follows. The euro column relates to transactional exposure to the euro within subsidiaries which are reporting in other currencies. The amounts below include intra-HEINEKEN cash flows.

	2020		2019
In millions	EUR	USD	EUR	USD
Financial assets	111	4,940	171	4,908
Financial liabilities	(2,374)	(5,433)	(2,243)	(5,524)
Gross balance sheet exposure	(2,263)	(493)	(2,072)	(616)
Estimated forecast sales next year	154	1,207	161	1,203
Estimated forecast purchases next year	(1,825)	(2,346)	(1,871)	(2,644)
Gross exposure	(3,934)	(1,632)	(3,782)	(2,057)
Net notional amounts foreign exchange contracts	373	885	366	858
Net exposure	(3,561)	(747)	(3,416)	(1,199)
Sensitivity analysis
Equity	(158)	27	(142)	18
Profit/(Loss)	(30)	(6)	(21)	(12)

The sensitivity analysis above shows the impact on equity and profit of a 10% strengthening of the US Dollar against the euro or, in case of the euro, a strengthening of the euro against all other currencies as at 31 December 2020. This analysis assumes that all other variables, in particular interest rates, remain constant. In case of a 10% weakening, the effects are equal but with an opposite effect.

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

Interest rate risk – profile

At the reporting date, the interest rate profile of HEINEKEN’s interest-bearing financial instruments is as follows:

In millions of €	2020	2019
Fixed rate instruments
Financial assets	122	128
Financial liabilities	(16,473)	(14,822)
Cross-currency interest rate swaps	407	445
	(15,944)	(14,249)

Variable rate instruments
Financial assets	4,289	2,275
Financial liabilities	(1,724)	(2,230)
Cross-currency interest rate swaps	(463)	(463)
	2,102	(418)

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would not have a material impact on equity and profit or loss.

Commodity price risk

Commodity price risk is the risk that changes in the prices of commodities will affect HEINEKEN’s cost. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters. As a consequence of the COVID-19 pandemic, the commodity price volatility increased significantly in 2020. The main commodity exposure relates to the purchase of aluminium cans, glass bottles, malt and utilities. Commodity price risk is in principle mitigated by negotiating fixed prices in supplier contracts with various contract durations.

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

A 10% change in the market price of aluminium would not have a material impact on equity.

11.6 Derivative financial instruments

HEINEKEN uses derivatives in order to manage market risks. Refer to the table below for the fair value of derivatives recorded on the balance sheet of HEINEKEN as per reporting date:

	2020		2019
In millions of €	Asset	Liability	Asset	Liability
Current	77	(52)	28	(69)
Non-current[1]	21	(35)	2	(22)
	98	(87)	30	(91)

1    Non-current derivative assets and liabilities are part of ‘Other non-current assets’ (Note 8.5) and ‘Other non-current liabilities’ respectively.

Generally, HEINEKEN seeks to apply hedge accounting or make use of natural hedges in order to minimise profit and loss or cash flow volatility. Refer to the table below for derivatives that are used in hedge accounting:

	2020		2019
In millions of €	Asset	Liability	Asset	Liability
No hedge accounting - CCIRS	3	—	—	(16)
No hedge accounting - Other	9	(12)	4	(10)
Cash flow hedge - Forwards	46	(37)	11	(31)
Cash flow hedge - Commodity forwards	21	(3)	15	(20)
Fair value hedge - CCIRS	—	(35)	—	(7)
Net investment hedge - CCIRS	18	—	—	(5)
Net investment hedge - Forwards	1	—	—	(2)
	98	(87)	30	(91)

Cash flow hedges

The hedging of future, highly probable forecasted transactions are designated as cash flow hedges. Cash flow hedges are entered into to cover commodity price risk and transactional foreign exchange risk.

Net investment hedges

HEINEKEN hedges its investments in certain subsidiaries by entering into local currency denominated borrowings, forward contracts and cross-currency interest rate swaps, which mitigate the foreign currency translation risk arising from the subsidiaries net assets. These borrowings, forward contracts and swaps are designated as net investment hedges and fully effective, as such there was no ineffectiveness recognised in profit and loss in 2020 (2019: nil). As at 31 December 2020 the fair value of these borrowings was €200 million (2019: €288 million), the market value of forward contracts was €1 million positive (2019: €2 million negative) and the market value of these swaps was €18 million positive (2019: €5 million negative).

Fair value hedges

HEINEKEN has entered into several cross-currency interest rate swaps (CCIRS) which have been designated as fair value hedges to hedge the foreign exchange rate risk on the principal amount and future interest payments of certain US Dollar borrowings. The borrowings and the cross-currency interest rate swaps have the same critical terms. The accumulated loss arising on derivatives as designated hedging instruments in fair value hedges amounts to €38 million as at 31 December 2020 (2019: €11 million). The gain arising on the adjustment for the hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship also amounts to €38 million as at 31 December 2020 (2019: €11 million).

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

12. Tax

12.1 Income tax expense

Recognized in profit or loss

In millions of €	2020	2019	2018
Current tax expense
Current year	688	896	809
Under/(over) provided in prior years	15	27	(24)
	703	923	785
Deferred tax expense
Origination and reversal of temporary differences, tax losses and tax credits	(438)	30	(29)
De-recognition/(recognition) of deferred tax assets	(2)	(33)	—
Effect of changes in tax rates	(13)	(1)	(3)
Under/(over) provided in prior years	(5)	(9)	(12)
	(458)	(13)	(44)
Total income tax expense in profit or loss	245	910	741

Reconciliation of the effective tax rate

In millions of €	2020	2019	2018
Profit before income tax	157	3,284	2,846
Share of (profit)/loss of associates and joint ventures	31	(164)	(210)
Profit before income tax excluding share of profit/(loss) of associates and joint ventures	188	3,120	2,636

	%	2020	%	2019	%	2018
Company’s domestic tax rate	25.0	47	25.0	780	25.0	659
Effect of tax rates in foreign jurisdictions	(5.6)	(10)	0.7	21	(0.1)	(3)
Effect of non-deductible expenses	66.2	124	3.2	100	2.3	62
Effect of tax incentives and exempt income	(34.3)	(64)	(3.8)	(119)	(3.2)	(84)
De-recognition/(recognition) of deferred tax assets	(1.0)	(2)	(1.1)	(33)	—	—
Effect of unrecognised current year losses	67.9	128	2.8	87	3.4	89
Effect of changes in tax rates	(6.9)	(13)	—	(1)	(0.1)	(3)
Withholding taxes	26.2	49	2.1	67	3.2	84
Under/(over) provided in prior years	5.5	10	0.6	18	(1.4)	(37)
Other reconciling items	(12.7)	(24)	(0.3)	(10)	(1.0)	(26)
	130.3	245	29.2	910	28.1	741

COVID-19 related impairment and operational losses for which no tax benefit could be recognised increased the effective tax rate in 2020. Furthermore, the relative effect of permanent items increased significantly due to the low profit before income tax.

For the income tax impact on items recognised in other comprehensive income, refer to Note 12.3.

12.2 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
In millions of €	2020	2019	2020	2019	2020	2019
P,P&E	104	98	(623)	(803)	(519)	(705)
Intangible assets	45	29	(1,049)	(1,358)	(1,004)	(1,329)
Investments	35	41	(5)	(5)	30	36
Inventories	57	47	(3)	(12)	54	35
Borrowings	281	308	(3)	—	278	308
Post-retirement obligations	279	278	(5)	(4)	274	274
Provisions	258	302	(13)	(28)	245	274
Other items	182	138	(181)	(216)	1	(78)
Tax losses carried forward	421	410	—	—	421	410
Tax assets/(liabilities)	1,662	1,651	(1,882)	(2,426)	(220)	(775)
Set-off of tax	(883)	(1,004)	883	1,004	—	—
Net tax assets/(liabilities)	779	647	(999)	(1,422)	(220)	(775)

Of the total net deferred tax assets of €779 million as at 31 December 2020 (2019: €647 million), €528 million (2019: €101 million) is recognised in respect of subsidiaries in various countries where there have been losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets. This judgement is performed annually and based on budgets and business plans for the coming years, including planned commercial initiatives and the impact of COVID-19.

No deferred tax liability has been recognised in respect of undistributed earnings of subsidiaries, joint ventures and associates, with an impact of €201 million (2019: €141 million). This is because HEINEKEN is able to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Tax losses carried forward

HEINEKEN has tax losses carried forward of €3,663 million as at 31 December 2020 (2019: €4,024 million), out of which €409 million (2019: €382 million) expires in the following five years, €490 million (2019: €191 million) will expire after five years and €2,764 million (2019: €3,451 million) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of tax losses carried forward of €1,858 million (2019: €2,163 million) as it is not probable that taxable profit will be available to offset these losses. Out of this €1,858 million (2019: €2,163 million), €256 million (2019: €173 million) expires in the following five years, €233 million (2019: €16 million) will expire after five years and €1,369 million (2019: €1,974 million) can be carried forward indefinitely.

Movement in deferred tax balances during the year

			Effect of
			movements				31
	1 January	Changes in	in foreign	Recognised	Recognised		December
In millions of €	2020	consolidation	exchange	in income	in equity	Transfers	2020
P,P&E	(705)	(1)	74	122	—	(9)	(519)
Intangible assets	(1,329)	2	128	195	—	—	(1,004)
Investments	36	—	(7)	1	—	—	30
Inventories	35	—	—	19	—	—	54
Borrowings	308	1	(1)	(36)	(3)	9	278
Post-retirement obligations	274	—	(10)	—	10	—	274
Provisions	274	6	(58)	23	—	—	245
Other items	(78)	—	4	87	(12)	—	1
Tax losses carried forward	410	1	(37)	47	—	—	421
Net tax assets/(liabilities)	(775)	9	93	458	(5)	—	(220)

		Changes in		Effect of
		accounting		movements				31
	1 January	policy	Changes in	in foreign	Recognised	Recognised		December
In millions of €	2019	(IFRS 16)	consolidation	exchange	in income	in equity	Transfers	2019
P,P&E	(468)	(226)	(1)	(16)	11	—	(5)	(705)
Intangible assets	(1,331)	—	(19)	(37)	49	—	9	(1,329)
Investments	39	—	—	2	(5)	—	—	36
Inventories	28	—	—	1	4	—	2	35
Borrowings	11	291	—	11	(15)	—	10	308
Post-retirement obligations	225	—	—	6	(15)	58	—	274
Provisions	283	—	—	(5)	(2)	—	(2)	274
Other items	1	(65)	—	(40)	(7)	10	23	(78)
Tax losses carried forward	407	—	2	9	(7)	—	(1)	410
Net tax assets/(liabilities)	(805)	—	(18)	(69)	13	68	36	(775)

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

Deferred tax is a tax payable or receivable in the future and is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax is not recognised on temporary differences related to:

●	The initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.
●	Investments in subsidiaries, associates and joint ventures to the extent that HEINEKEN is able to control the timing of the reversal of the temporary differences and it is probable (>50% chance) that they will not reverse in the foreseeable future.
●	The initial recognition of non-deductible goodwill.

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

12.3 Income tax on other comprehensive income

	2020			2019			2018
	Amount		Amount	Amount		Amount	Amount		Amount
	before		net of	before		net of	before		net of
In millions of €	tax	Tax	tax	tax	Tax	tax	tax	Tax	tax
Items that will not be reclassified to profit or loss:
Remeasurement of post-retirement obligations	53	9	62	(268)	58	(210)	296	(75)	221
Net change in fair value through OCI investments	(90)	(8)	(98)	6	3	9	8	3	11
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	(2,169)	55	(2,114)	412	(43)	369	(134)	28	(106)
Change in fair value of net investment hedges	76	—	76	(43)	—	(43)	(3)	—	(3)
Change in fair value of cash flow hedges	58	(13)	45	52	12	64	(96)	29	(67)
Cash flow hedges reclassified to profit or loss	5	(1)	4	27	(6)	21	(77)	—	(77)
Net change in fair value through OCI investments	(1)	—	(1)	1	—	1	—	—	—
Cost of hedging	(8)	2	(6)	(6)	1	(5)	7	(1)	6
Share of other comprehensive income of associates/joint ventures	16	—	16	(20)	—	(20)	(36)	—	(36)
Other comprehensive income/(loss)	(2,060)	44	(2,016)	161	25	186	(35)	(16)	(51)

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

●	Level 1 - The fair value is determined using quoted prices (unadjusted) in active markets for identical assets or liabilities

●	Level 2 - The fair value is calculated using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)
●	Level 3 - The fair value is determined using inputs for the asset or liability that are not based on observable market data (unobservable inputs)

The following table shows the carrying amounts and fair values of financial assets and liabilities according to their fair value hierarchy.

		Carrying amount	Fair value
In millions of €	Note		Level 1	Level 2	Level 3
Fair value through OCI investments	8.5	117	33	—	84
Non-current derivative assets	11.6	21	—	20	1
Current derivative assets	11.6	77	—	77	—
Total 2020		215	33	97	85
Total 2019		438	283	30	125

Non-current derivative liabilities	11.6	(35)	—	(35)	—
Borrowings[1]	11.3	(14,854)	(15,508)	(1,076)	—
Current derivative liabilities	11.6	(52)	—	(52)	—
Total 2020		(14,941)	(15,508)	(1,163)	—
Total 2019	11.3	(13,526)	(13,824)	(737)	—

1    Borrowings excluding lease liabilities, deposits, bank overdrafts and other interest-bearing liabilities.

Refer to the table below for detail of the determination of level 3 fair value measurements as at 31 December:

In millions of €	2020	2019
Fair value through OCI investments based on level 3
Balance as at 1 January	125	91
Fair value adjustments recognised in other comprehensive income	(41)	34
Balance as at 31 December	84	125

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

13.2 Off-balance sheet commitments

The raw materials purchase contracts mainly relate to malt, bottles and cans which are used in the production and sale of finished products.

		Less than		More than
In millions of €	Total 2020	1 year	1‑5 years	5 years	Total 2019
Property, plant and equipment ordered	363	352	11	—	321
Raw materials purchase contracts	9,586	2,934	5,791	861	8,827
Marketing and merchandising commitments	851	311	525	15	1,051
Other off-balance sheet obligations	1,773	324	629	820	2,005
Off-balance sheet obligations	12,573	3,921	6,956	1,696	12,204
Undrawn committed bank facilities	3,941	389	3,552	—	3,750

Other off-balance sheet obligations include energy, distribution and service contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank’s requirement to reserve capital. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

Accounting policies

Off-balance sheet commitments are reported on an undiscounted basis.

Raw materials purchase contracts

Raw material purchase contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon predefined price formulas.

13.3 Related parties

Identification of related parties

The following parties are considered to be related to Heineken N.V.:

●	Key management personnel: the Executive Board and the Supervisory Board
●	Parent company Heineken Holding N.V. and ultimate controlling party Mrs. de Carvalho-Heineken (refer to ‘Shareholder Information’)
●	Associates and Joint ventures of Heineken N.V.
●	Shareholder with significant influence Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA)
●	HEINEKEN pension funds (refer to Note 9.1)
●	Employees of HEINEKEN (refer to Note 6.4)

Key management remuneration

In millions of €	2020	2019	2018
Executive Board	9.9	10.8	12.0
Supervisory Board	1.3	1.5	1.0
Total	11.2	12.3	13.0

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

As at 31 December 2020, Mr. R.G.S. van den Brink held 4,379 Company shares and Mrs. L.M. Debroux held 63,330 Company shares (2019: Mrs. L.M. Debroux 45,318).

	2020				2019
			J.F.M.L.
	R.G.S. van	L.M.	van Boxmeer		J.F.M.L. van	L.M.
In thousands of €	den Brink[2]	Debroux5	1,3,4,6	Total	Boxmeer	Debroux	Total
Fixed salary	631	737	500	1,868	1,250	850	2,100
Short-term incentive	—	—	—	—	2,223	1,080	3,303
Matching share entitlement	—	—	—	—	505	245	750
Long-term incentive	396	(235)	1,597	1,758	2,323	1,201	3,524
Pension contributions	154	179	120	453	762	167	929
Other emoluments	80	154	5,536	5,770	49	183	232
Total	1,261	835	7,753	9,849	7,112	3,726	10,838

	2018
	J.F.M.L. van	L.M.
In thousands of €	Boxmeer	Debroux	Total
Fixed salary	1,250	735	1,985
Short-term incentive	2,730	1,147	3,877
Matching share entitlement	610	256	866
Long-term incentive	2,732	1,360	4,092
Pension contributions	873	145	1,018
Other emoluments	49	162	211
Total	8,244	3,805	12,049

1    Stepped down as CEO and Chairman of the Executive Board on 1 June 2020.

2    Appointed on 24 April 2020 as member of the Executive Board and on 1 June 2020 as CEO and Chairman of the Executive Board.

3    In 2020, an estimated tax penalty of €7.0 million to the Dutch tax authorities was recognised in relation to the remuneration of Mr. J.F.M.L. van Boxmeer. This tax was an expense to the employer and therefore not included in the table above.

4    In 2020, the accrual for the long-term incentive plans for Mr. J.F.M.L. van Boxmeer (LTI plan 2019-2021 and 2020-2022) have been recognised in full.

5    The reversal of the LTI plan 2018-2020 accrual (due to the cancellation it will not vest and will not be paid out) and the decline in the LTI plan 2019-2021 (due to declining performance), has resulted in a negative long-term incentive expense in 2020.

6    Other emoluments include the end of service payment for Mr. J.F.M.L. van Boxmeer.

In response to the COVID-19 impact on HEINEKEN’s business and as announced on 22 April 2020, the Executive Board has voluntarily decided to reduce their base salary by 20% between May and December 2020. In addition the Supervisory Board has decided that there will not be a Short-term incentive (STI) pay-out for the performance year 2020 and that the LTIP 2018-2020 will not vest (refer to Note 6.5 for more information).

The matching share entitlements for each year are based on the performance in that year. The Executive Board members receive 25% of their STI pay in (investment) shares. In addition they have the opportunity to indicate before year-end whether they wish to receive up to another 25% of their STI in (investment) shares. All (investment) shares are restricted for sale for five calendar years, after which they are matched 1:1 by (matching) shares. Following the decision not to pay out the STI relating to the performance year 2020, no investment shares were issued this year for the members of the Executive Board.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of €	2020	2019	2018
J.M. Huët	225	195	86
J.A. Fernández Carbajal	154	153	109
M. Das	130	133	85
M.R. de Carvalho	135	141	96
A.M. Fentener van Vlissingen[3]	—	—	43
V.C.O.B.J. Navarre	105	110	74
J.G. Astaburuaga Sanjinés	116	133	104
P. Mars-Wright	126	151	103
M. Helmes[4]	125	131	62
R.L. Ripley[2]	110	97	—
I.H. Arnold[2]	115	100	—
G.J. Wijers[1]	—	103	163
Y. Dervisoglu[1]	—	53	70
	1,341	1,500	995

1    Stepped down as at 25 April 2019.

2    Appointed as at 25 April 2019.

3    Stepped down as at 19 April 2018.

4    Appointed as at 19 April 2018.

Mr. J.M. Huët held 3,719 shares of Heineken Holding N.V. as at 31 December 2020 (2019: nil shares). Mr. M.R de Carvalho held 100,008 shares of Heineken N.V. as at 31 December 2020 (2019: 100,008 shares). As at 31 December 2020 and 2019, the Supervisory Board members did not hold any of the Company’s bonds or option rights. Mr. M. R de Carvalho held 100,008 shares of Heineken Holding N.V. as at 31 December 2020 (2019: 100,008 shares).

Heineken Holding N.V.

In 2020, an amount of €1,171,702 (2019: €1,146,413, 2018: €1,393,537) was paid to Heineken Holding N.V. for management services for HEINEKEN.

This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its costs.

Other related party transactions

	Associates & Joint Ventures			FEMSA			Total
In millions of €	2020	2019	2018	2020	2019	2018	2020	2019	2018
Sales	364	462	467	831	1,170	1,235	1,195	1,632	1,702
Purchases	178	290	271	131	160	144	309	450	415
Accounts receivables	109	114	93	135	208	274	244	322	367
Accounts payables and other liabilities	37	20	40	65	108	43	102	128	83

13.4 HEINEKEN entities

Control of HEINEKEN

The shares of the Company are traded on Euronext Amsterdam, where the Company is included in the main AEX Index. Heineken Holding N.V. Amsterdam has an interest of 50.005% in the issued capital of the Company and consolidates the financial information of the Company.

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code has been issued with respect to legal entities established in the Netherlands. . In the table below the list of the legal entities for which the declaration has been issued..

		Percentage
		of ownership
	Country of
	incorporation	2020	2019
Heineken Nederlands Beheer B.V.	The Netherlands	100%	100%
Heineken Group B.V.	The Netherlands	100%	100%
Heineken Brouwerijen B.V.	The Netherlands	100%	100%
Heineken CEE Investments B.V.	The Netherlands	100%	100%
Heineken Nederland B.V.	The Netherlands	100%	100%
Heineken International B.V.	The Netherlands	100%	100%
Heineken Supply Chain B.V.	The Netherlands	100%	100%
Heineken Global Procurement B.V.	The Netherlands	100%	100%
Heineken Mexico B.V.	The Netherlands	100%	100%
HIBV Skopje Holdings B.V.	The Netherlands	100%	100%
Heineken Beer Systems B.V.	The Netherlands	100%	100%
Amstel Brouwerij B.V.	The Netherlands	100%	100%
Vrumona B.V.	The Netherlands	100%	100%
B.V. Beleggingsmaatschappij Limba	The Netherlands	100%	100%
Brand Bierbrouwerij B.V.	The Netherlands	100%	100%
Brasinvest B.V.	The Netherlands	100%	100%
Heineken Asia Pacific B.V.	The Netherlands	100%	100%
B.V. Handel- en Exploitatie Maatschappij Schoonhoven[1]	The Netherlands	n/a	100%
Distilled Trading International B.V.	The Netherlands	100%	100%
Premium Beverages International B.V.	The Netherlands	100%	100%
De Brouwketel B.V.	The Netherlands	100%	100%
Proseco B.V.	The Netherlands	100%	100%
Roeminck Insurance N.V.	The Netherlands	100%	100%
Heineken Americas B.V.	The Netherlands	100%	100%
Heineken Export Americas B.V.	The Netherlands	100%	100%
Amstel Export Americas B.V.	The Netherlands	100%	100%
Heineken Brazil B.V.	The Netherlands	100%	100%
B.V. Panden Exploitatie Maatschappij PEM	The Netherlands	100%	100%
Heineken Exploitatie Maatschappij B.V.	The Netherlands	100%	100%
Hotel De L’Europe B.V.	The Netherlands	100%	100%
Hotel De L’Europe Monumenten I B.V.	The Netherlands	100%	100%
Hotel De L’Europe Monumenten II B.V.	The Netherlands	100%	100%
Heineken Groothandel B.V.	The Netherlands	100%	100%
Heineken Horeca Services B.V.	The Netherlands	100%	100%
Beerwulf B.V.	The Netherlands	100%	100%
Heineken Belize B.V.	The Netherlands	100%	100%
Heineken Netherlands Supply B.V.	The Netherlands	100%	100%

1    Entity ceased to exist during 2020 following a legal merger.

Pursuant to the provisions of Section 357 of the Republic of Ireland Companies Act 2014, the Company irrevocably guarantees, in respect of the financial year from 1 January 2020 up to and including 31 December 2020, the liabilities referred to in Schedule 3 of the Republic of Ireland Companies Act 2014 of the wholly-owned subsidiary companies Heineken Ireland Limited, Heineken Ireland Sales Limited, The West Cork Bottling Company Limited, Western Beverages Limited, Beamish & Crawford Limited and Nash Beverages Limited.

Significant subsidiaries

Set out below are HEINEKEN’s significant subsidiaries at 31 December 2020. The subsidiaries as listed below are held by the Company and the proportion of ownership interests held equals the proportion of the voting rights held by HEINEKEN. The disclosed significant subsidiaries represent the largest subsidiaries and represent an approximate total revenue of €14 billion and total asset value of €27 billion and are structural contributors to the business.

There were no significant changes to the HEINEKEN structure and ownership interests.

		Percentage of
		ownership
	Country of
	incorporation	2020	2019
Heineken International B.V.	The Netherlands	100.0	100.0
Heineken Brouwerijen B.V.	The Netherlands	100.0	100.0
Heineken Nederland B.V.	The Netherlands	100.0	100.0
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100.0	100.0
Cervejarias Kaiser Brasil S.A.	Brazil	100.0	100.0
Bavaria S.A.	Brazil	100.0	100.0
Heineken France S.A.S.	France	100.0	100.0
Nigerian Breweries Plc.	Nigeria	56.1	56.0
Heineken USA Inc.	United States	100.0	100.0
Heineken UK Ltd	United Kingdom	100.0	100.0
Heineken España S.A.	Spain	99.8	99.8
Heineken Italia S.p.A.	Italy	100.0	100.0
Brau Union Österreich AG	Austria	100.0	100.0
Grupa Żywiec S.A.	Poland	65.2	65.2
LLC Heineken Breweries	Russia	100.0	100.0
Heineken Vietnam Brewery Limited Company	Vietnam	60.0	60.0
SCC - Sociedade Central de Cervejas e Bebidas S.A.	Portugal	99.9	99.9
Heineken South Africa (Proprietary) Limited	South Africa	82.4	82.4

13.5 Subsequent events

At the end of October 2020, HEINEKEN announced the acquisition of cider brand Strongbow from Asahi Group Holdings Limited (Asahi) in Australia, along with two other cider brands, Little Green and Bonamy’s. As part of the transaction, HEINEKEN will also gain the perpetual licenses on beer brands Stella Artois and Beck’s in Australia. The transaction was completed on 6 January 2021 for €137 million.