Form 20-F
period 2021-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2022-04-14
CIK 1061736

As filed with the Securities and Exchange Commission on April 14, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

i

ii

INTRODUCTION

References

The terms “FEMSA,” “our company,” “the Group,” “we,” “us” and “our” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our former subsidiary Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) as “Heineken Mexico” or “FEMSA Cerveza,” to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V. as “Coca-Cola FEMSA,” to our subsidiary FEMSA Comercio, S.A. de C.V. as “FEMSA Comercio” and to our subsidiaries Solística, S.A. de C.V. (“Solística”) and Envoy Solutions, LLC (“Envoy Solutions”), collectively, as “Logistics and Distribution.” FEMSA Comercio is the parent company that holds the shares of the companies that make up the “Proximity Division,” “Fuel Division” and “Health Division.” Our equity investment in Heineken, N.V., through subsidiaries of FEMSA, including CB Equity LLP (“CB Equity”), is referred to as the “Heineken Investment.”

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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 20.5140 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2021, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 8, 2022, this exchange rate was Ps. 20.0770 to US$ 1.00.

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

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with or among our affiliated companies, effects on our company’s points of sale performances from changes in economic conditions, changes or interruptions in our information technology systems, effects on our company from changes to our various suppliers’ business and demands, competition, significant developments in the countries where we operate, our ability to successfully integrate mergers and acquisitions we have completed in recent years, international economic or political conditions, health epidemics, pandemics and similar outbreaks including future outbreak of diseases, or the spread of existing diseases and their effect on customer behavior and on economic, political, social and other conditions in the countries where we operate and globally. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE

ITEM 3. KEY INFORMATION

Selected Consolidated Financial Data

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2021 and 2020, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2021, 2020 and 2019. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This annual report presents financial information for 2021, 2020 and 2019 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment pursuant to IFRS. Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.

In the case of Argentina, the economy satisfies the conditions under IFRS to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2021 exceeded 100%, according to available indexes in the country. We adjusted the financial information of our Argentine operations to recognize inflationary effects. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2021, 2020 and 2019 using the exchange rates at the end of such periods. See Note 3.4 to our audited consolidated financial statements.

Starting 2021, we opted to report voluntarily a new reportable segment named “Logistics and Distribution”, which includes integral logistics services as well as product sales in the Jan-San, packaging and specialized distribution industry. Also, starting 2021, we reallocated a not significant fuel business, which was previously included in “Other” to “Fuel Division.” The financial information reported for the years ended December 31, 2020 and 2019 has been restated in order to give effect to business units’ reorganization.

Except when specifically indicated, information in this annual report is presented as of December 31, 2021 and does not give effect to any transaction, financial or otherwise, subsequent to that date.

Dividends

We have historically declared annual dividends per BD Unit (including in the form of American Depositary Shares, or “ADSs”), subject to changes in our results and financial position, including due to extraordinary economic events and to the factors described in “Item 3. Key Information— Risk Factors” that affect our financial condition and liquidity. These factors may affect whether or not dividends are declared and the amount of such dividends. We do not expect to be subject to any contractual restrictions on our ability to pay dividends, although our subsidiaries may be subject to such restrictions. Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, we cannot assure you that we will pay dividends or as to the amount of any dividends.

The table below sets forth the nominal amount of dividends paid per share in Mexican pesos and translated into U.S. dollars and their respective payment dates for the 2017 to 2020 fiscal years. On April 8, 2022, our shareholders approved a cash dividend of Ps. 11,358,251,673, consisting of Ps. 0.5660 per Series B Share and Ps. 0.7085 per Series D Share, for the 2021 fiscal year, which will be paid in two installments on May 5, 2022 and November 7, 2022.

	Fiscal Year	Aggregate
	with Respect to	Amount
	which Dividend	of Dividend		Per Series B Share		Per Series B Share	Per Series D Share		Per Series D Share
Date Dividend Paid	was Declared	Declared		Dividend		Dividend(1)	Dividend		Dividend(1)
May 4, 2018 and November 6, 2018	2017	Ps.	9,220,625,674	Ps.	0.4598	$0.0236	Ps.	0.5748	$0.0294
May 4, 2018				Ps.	0.2299	$0.0120	Ps.	0.2874	$0.0150
November 6, 2018				Ps.	0.2299	$0.0116	Ps.	0.2874	$0.0145

May 7, 2019 and November 5, 2019	2018	Ps.	9,691,944,126	Ps.	0.4833	$0.0253	Ps.	0.6042	$0.0316
May 7, 2019				Ps.	0.2417	$0.0127	Ps.	0.3021	$0.0159
November 5, 2019				Ps.	0.2417	$0.0126	Ps.	0.3021	$0.0157

August 20, 2020 and November 5, 2020	2019	Ps.	10,360,354,065	Ps.	0.5167	$0.0241	Ps.	0.6458	$0.0301
August 20, 2020				Ps.	0.2583	$0.0117	Ps.	0.3229	$0.0146
November 5, 2020				Ps.	0.2583	$0.0124	Ps.	0.3229	$0.0155

May 6, 2021 and November 5, 2021	2020	Ps.	7,686,624,026	Ps.	0.3833	$0.0189	Ps.	0.4792	$0.0236
May 6, 2021				Ps.	0.1917	$0.0095	Ps.	0.2396	$0.0119
November 5, 2021				Ps.	0.1917	$0.0094	Ps.	0.2396	$0.0117
(1)	Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.

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

Substantially all of Coca-Cola FEMSA’s sales are derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages through standard bottler agreements in the territories where it operates, which we refer to as “Coca-Cola FEMSA’s territories.” Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages from affiliates of The Coca-Cola Company (“TCCC”), which price is determined from time to time by TCCC in all such territories. Coca-Cola FEMSA is also required to purchase sweeteners and other raw materials only from companies authorized by TCCC. Increases in the cost, disruption of supply or shortage of ingredients for concentrate could have an adverse effect on Coca-Cola FEMSA’s business. See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Territories.”

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

The Proximity Division increased the number of OXXO stores at a compound annual growth rate of 5.4% from 2017 to 2021. The growth in the number of OXXO stores has driven growth in total revenue and results of operations at the Proximity Division over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket, and store traffic. As a result, our future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. We cannot assure that the revenues and cash flows of the Proximity Division that come from future retail stores will be comparable with those generated by existing retail stores. See “Item 4. Information on the Company—Proximity Division—Store Locations.”

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

The Fuel Division mainly purchases gasoline and diesel for its operations in Mexico. The fuel market in Mexico has experienced structural changes that could gradually decrease the number of suppliers. In the event of global changes in the industry, commercial terms for the Fuel Division could deteriorate in the future, adversely impacting the financial performance of the Fuel Division.

The nature of the Fuel Division’s operations exposes it, and the communities in which it operates, to a range of health, safety, security and environmental risks.

The nature of the Fuel Division’s operations exposes it to certain risks, particularly at its fuel stations. These risks include equipment failure, work accidents, fires, explosions, vapor emissions, spills and leaks at its facilities, service stations or other sites. These types of hazards and accidents may cause personal injuries or the loss of life, business interruptions and damage or contamination to the environment and the Fuel Division’s property, equipment or reputation. Further, we may be subject to litigation, compensation claims, governmental fines or penalties or other liabilities or losses in relation to such incidents and accidents and may incur significant costs as a result. Such incidents and accidents may also affect our reputation or our brands, leading to a decline in sales of our products and services, and may adversely impact our business, financial condition and results of operations.

Our business expansion strategy and entry into new markets and new lines of business may not be successful and may lead to decreased profit margins and integration risks.

We and our business units have entered into new markets and new lines of business through the acquisition of other businesses and we continue to seek investment opportunities through this strategy. This includes our acquisitions in 2020 and 2021, as well as future acquisitions and other transactions. See “Item 4. Information on the Company—Corporate History and Recent Developments.” These new businesses may not experience the same growth rates or may be less profitable than our more established businesses and the potential loss of any significant customers from our newly acquired businesses may have a negative effect.

Key elements to achieving the benefits and expected synergies of these acquisitions are the ability to implement our strategies for these acquisitions, the effectiveness of those strategies, the integration of acquired businesses’ operations into ours in a timely and effective manner, the funding of capital expenditures and the retention of qualified and experienced key personnel. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. We cannot assure you that these efforts will be successful or completed as expected, and our business, financial condition and results of operations could be adversely affected if we are unable to do so.

An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources and our business and results of operations.

Our reputation, trademarks and other proprietary rights are important to our competitive position. Coca-Cola FEMSA and OXXO stores, in particular, benefit from a well-recognized brand.

If we are unsuccessful in protecting our intellectual property rights, or if another party prevails in litigation claiming any rights thereto, the value of the brands could be diminished, causing customer confusion and materially adversely impacting our business and financial results. Failure to maintain product safety and quality could materially adversely affect our brand image and reputation and lead to potential product liability claims, governmental agency investigations and damages claims.

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

Societal expectations of businesses are also increasing, with a focus on business ethics, contribution to society, safety and minimizing damage to the environment, among others. Also, there is increasing focus on the role of oil and gas and large retail businesses in the context of climate change and energy transition. If we are unable to meet society demands in this regard, our brands, reputation and price of securities could be negatively affected, thus limiting our ability to deliver our strategy, reducing consumer demand for our products, harming our ability to secure new resources and contracts and restricting its ability to access capital markets or attract employees. Many other factors, including the materialization of the risks discussed in several of the other risk factors herein, could negatively affect our reputation and could have a material adverse effect on our business, financial condition and results of operations.

Our business highly depends on information technology and a failure, interruption or breach of our IT systems could adversely affect it.

Our businesses rely heavily on advanced IT systems to effectively manage our data, communications, connectivity and other business processes. We invest aggressively in IT to maximize its value generation potential. The development of IT systems, hardware and software needs to keep pace with the businesses’ growth due to the high speed at which the divisions add new services and products to their commercial offerings. If these systems become obsolete or if the planning for future IT investments is inadequate, our businesses could be adversely affected.

In order to address risks to our IT systems, we continue to make investments in training personnel, technologies and cyber insurance. We maintain an IT risk management program which is supervised by senior management. Reports on such IT risk management program are presented to the Audit Committee of the board of directors on a quarterly basis. As part of this program, we have a cybersecurity framework, internal policies and cross-functional surveillance and governance.

Although we constantly strive to improve and protect our IT systems with advanced security measures, we may nonetheless be subject to defects, interruptions or security breaches such as viruses or data theft. Such a defect, interruption or breach could adversely affect our results of operations and financial condition.

Cybersecurity incidents, system disruptions and other breaches of network or information technology security could have an adverse effect on our business and our reputation.

We use networks and information systems to operate our business, to process financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal and tax requirements. Some of these information systems include the Internet and third-party hosted platforms and services used for procurement, supply chain, manufacturing, invoicing and storing client and employee personal data. Because information systems are critical to many of our operating activities, our business and new acquisitions may be impacted by system shutdowns, service disruptions or security breaches, such as failures during routine operations, network or hardware failures, malicious or disruptive software, unintentional or malicious actions of employees or contractors, cyber-attacks by hackers, criminal groups or nation-state organizations or social-activist (hacktivist) organizations, natural disasters, failures or impairments of telecommunication networks or other catastrophic events. Such incidents could result in unauthorized disclosure of material confidential information, and we could experience delays in reporting our financial results. In addition, misuse, leakage or falsification of information could result in violations of data privacy laws and regulations, damage to our reputation and credibility, loss of customers, and, therefore, could have a material adverse effect on our financial condition and results, or may require us to spend significant financial and other resources to prevent future attacks, remedy the damage caused by a security breach or to repair or replace networks and information systems.

We have adopted comprehensive policies and procedures related to our information security controls and assess compliance on these matters including the sufficiency of the controls and procedures related to cybersecurity disclosure, through our Chief Information Security Officer as an internal consultant for the Audit Committee and board of directors.

The Proximity Division operates several financial and payments services on behalf of its customers. Cyber-security events such as the ones described above could result in unauthorized disclosure of customers’ confidential information, violations of data privacy laws and regulations, or in the total or partial loss of our customers funds, that could therefore require us to spend significant financial and other resources to prevent future attacks, remedy the damage caused by a security breach or to repair or replace networks and information systems.

We make investments in technologies, cyber insurance and training of our personnel. We also maintain an IT risk management program that is supervised by our senior management. Reports on such IT risk management program are presented to the Audit Committee of our board of directors on a quarterly basis. As part of this program, we have a cybersecurity framework, internal policies and cross-functional surveillance. Despite our investments and focus on risk management programs, we may be subject to unexpected security breaches, and there is no assurance that the measures we implement will be sufficient to prevent such breaches.

Negative or inaccurate information on social media could adversely affect our reputation.

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

Negative or inaccurate information concerning or affecting us, or our brands’ trademarks may be posted at any time on traditional media outlets, social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individual access to a broad audience of consumers and other interested persons. This information may harm our reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on its business, financial condition and results of operations.

Regulatory developments in the countries where we operate may adversely affect our business, financial condition and results of operations.

The principal areas in which we are subject to laws and regulations are labor, zoning, operations, environmental and related local permits, health and safety, anti-bribery, energy, taxation, antitrust and anti-money laundering, among others. See “Item 4. Information on the Company—Regulatory Matters.” Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where we operate may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations. In addition, changes in current laws and regulations may negatively impact customer traffic, revenues, operational costs and commercial practices, which may have an adverse effect on results of our operations and financial condition.

Consumers’ increased concerns and changing attitudes about the solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of our territories, they could affect our costs or require changes in our distribution model and packaging, which could reduce net operating revenues and profitability. For example, certain legislative and regulatory reforms have been proposed in some of the territories where Coca-Cola FEMSA operates to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future, which may affect Coca-Cola FEMSA’s use of non-refillable and refillable containers. Such changes in regulations might also affect FEMSA’s ability to meet the KPIs required by the sustainability-linked bond. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are required to comply with anti-money laundering laws and regulations in the jurisdictions in which we operate, which are particularly applicable to the Proximity Division, the Health Division and the Fuel Division. Such laws and regulations require FEMSA to adopt and implement policies, procedures and controls designed to detect and prevent transactions with third parties involved in money laundering. Although we have such policies, procedures and controls in place, given the number of transactions made in its stores, we may be subject to the risk that our clients or third parties may misuse our services and engage in money laundering or other related illegal activities. There can be no assurance that FEMSA’s internal policies, procedures and controls will be sufficient to detect or prevent all inappropriate practices, including money laundering, fraud or other violations of law or that any person will not take actions in violation of FEMSA policies, procedures and controls. See “Item 4. Information on the Company—Regulatory Matters—Other Regulations.”

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. See “Item 4. Information on the Company—Regulatory Matters—Price Controls.” We cannot assure you that existing or future laws and regulations in the countries where we operate relating to goods and services (in particular, laws and regulations imposing statutory price controls) will not affect our products, our ability to set prices for our products, or that we will not need to implement price restraints, which could have a negative effect on our business, financial condition and results of operations.

Energy regulatory changes may impact fuel prices and therefore adversely affect our business. The Fuel Division mainly sells gasoline and diesel through owned or leased retail service stations. Previously, the prices of these products were regulated in Mexico by the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”). Since 2017, fuel prices gradually began to follow the dynamics of the international fuel market, which may also adversely affect the results of operations and financial condition of the Fuel Division’s business. See “Item 4. Information on the Company—Regulatory Matters—Energy Regulations.”

Our business could be affected by new safety and environmental regulations enforced by the government, global environmental regulations and new energy technologies. Federal, state, and municipal laws and regulations for the installation and operation of service stations are becoming more stringent. Compliance with these laws and regulations is often difficult and costly. Global trends to reduce the consumption of fossil fuels through incentives and taxes could push sales of these fuels at service stations to slow or decrease in the future and automotive technologies, including efficiency gains in fossil fuel vehicles and increased popularity of alternative fuel vehicles, such as electric and liquefied petroleum gas (“LPG”) vehicles, have caused a significant reduction in fuel consumption globally. Other new technologies could further reduce the sale of fossil fuels, all of which could adversely affect results of operations and financial condition of the Fuel Division. See “Item 4. Information on the Company—Regulatory Matters—Environmental Regulations.”

Unfavorable outcome of legal proceedings could have an adverse effect on our business, financial condition, and results of operations.

Our operations and the operations of our business units have from time to time been and may continue to be subject to investigations and proceedings on antitrust, tax, consumer protection, environmental, labor and commercial matters. We cannot assure you that these investigations and proceedings will not have an adverse effect on our business units’ business, financial condition, and results of operations. See “Item 8. Financial Information—Legal Proceedings.”

Taxes could adversely affect our business, financial condition and results of operations.

The imposition of new taxes, increases in existing taxes or changes in the interpretation of tax laws and regulations by tax authorities, may have a material adverse effect on the results of operations and financial condition of our business. The countries where we operate may adopt new tax laws or modify existing tax laws to increase taxes applicable to our business or products. For example, Coca-Cola FEMSA is subject to taxes aimed at discouraging the consumption of certain beverages, including sparkling beverages, beverages with added sugar and HFCS and beverages containing below certain levels of fruit juice. See “Item 4. Information on the Company—Regulatory Matters—Tax Reforms” and “—Regulatory Matters—Taxation of Beverages.”

Changes in consumer preferences and public concern about health-related and environmental issues could reduce demand for some of Coca-Cola FEMSA’s products.

The beverage industry is evolving mainly because of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where Coca-Cola FEMSA operates. These include increases in tax rates or the imposition of new taxes on the sale of certain beverages and other regulatory measures, such as restrictions on advertising for some of Coca-Cola FEMSA’s products and additional regulations concerning the labeling or sale of Coca-Cola FEMSA’s products. Moreover, researchers, health advocates and dietary guidelines encourage consumers to reduce their consumption of certain types of beverages sweetened with sugar, artificial sweeteners, and high fructose corn syrup (“HFCS”). In addition, concerns over the environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or Coca-Cola FEMSA’s failure to meet consumers’ preferences or its inability to successfully introduce new beverage products or replace plastic bottles with more environmentally friendly containers, could reduce demand for some of Coca-Cola FEMSA’s products, which would adversely affect its business, financial condition and results of operations. See “Item 4. Information on the Company—Coca-Cola FEMSA—Business Strategy.”

Competition in the markets where we operate could adversely affect our business, financial condition and results of operations.

We face strong competition across industries in the countries in which we operate and may face competition from new market participants. The increase in competition may limit the number of new locations available or result in a reduction in revenues. Consequently, future competition may affect our results of operations and financial condition. The shift in the retail sector from brick-and-mortar retailers to online and mobile platforms could also adversely affect FEMSA’s business, results of operations and financial condition. See “Item 4. Information on the Company.”

Coca-Cola FEMSA competes mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. See “Item 4. Information on the Company—Coca-Cola FEMSA.”

We expect the competitive environment will continue to evolve as new technologies are developed based on changing consumer behavior. Lower pricing and activities by FEMSA’s competitors may affect our business. The continuing migration and evolution of the retail sector and financial services to online and mobile-based platforms for consumers may increase competition that could adversely affect our business, results of operations and financial condition.

Increases in the prices of raw materials, supply chain disruptions or shortages of raw materials could increase our cost of goods sold and may adversely affect our business, financial condition and results of operations.

The prices for our raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates.

For example, in addition to water, Coca-Cola FEMSA’s most significant raw materials are concentrate, which Coca-Cola FEMSA acquires from affiliates of TCCC, sweeteners and packaging materials. Prices for Coca-Cola trademark beverages concentrate are determined by TCCC. Coca-Cola FEMSA is also required to meet all of its supply needs (including sweeteners and packaging materials) from suppliers approved by TCCC. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility may affect the average price for PET resin in local currencies. Coca-Cola FEMSA cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that Coca-Cola FEMSA will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

Geopolitical conflicts, including the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, could also cause significant disruptions in supply chains across the world, which may increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations.

Water shortages or any failure to maintain existing concessions or contracts could adversely affect Coca-Cola FEMSA’s business, financial condition, and results of operations.

Water is an essential component of all of Coca-Cola FEMSA’s products. Coca-Cola FEMSA obtains water from various sources in its territories, including springs, wells, rivers and municipal and state water companies pursuant to either concessions granted by governments in its various territories (including governments at the federal, state or municipal level) or pursuant to contracts.

Coca-Cola FEMSA obtains most of the water used in its production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. See “Item 4. Information on the Company—Regulatory Matters—Water Supply.” In some of Coca-Cola FEMSA’s territories, its existing water supply may not be sufficient to meet its future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

We cannot assure that water will be available in sufficient quantities to meet Coca-Cola FEMSA’s future production needs or will prove sufficient to meet its water supply needs. Continued water scarcity in the regions where Coca-Cola FEMSA operates may adversely affect its business, financial condition and results of operations.

Increases in the cost, disruption of supply or shortage of energy or fuel could adversely affect our business and results of operations.

Our business depends heavily on energy and fuel to maintain operations across segments.

An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where we operate, which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase our operating costs and negatively impact our business and results of operations. Changes in government regulations in the countries where we operate, including reforms related to transmission, sanctions, distribution, and other costs, could lead to a substantial increase in our electricity cost. See “Item 4. Information on the Company—Regulatory Matters.” The price of fuel has also increased not only as a result of inflation but also, more recently, as a result of the conflicts in Ukraine and Russia and subsequent economic sanctions imposed on Russia.

Coca-Cola FEMSA’s bottling operations operate large fleets of trucks and other motor vehicles to distribute and deliver beverage products to its business partners and customers. In addition, Coca-Cola FEMSA uses a significant amount of electricity, natural gas and other energy sources to operate its bottling plants and distribution facilities.

Logistics and Distribution relies heavily on availability of certain fuels. Therefore, any scarcity or sustained shortages of these fuels could materially impact Logistics and Distribution’s business, financial conditions and results of operations.

The performance of FEMSA’s points of sale would be adversely affected by increases in the price of utilities on which the stores and stations depend, such as electricity. Electricity prices could potentially increase further as a result of inflation, shortages, interruptions in supply, changes in the regulatory framework and its interpretation or other reasons, and such an increase could adversely affect the results of operations and financial condition of our business.

The COVID-19 pandemic has adversely affected, and could continue to adversely affect, our business, operating results and financial condition.

The COVID-19 pandemic has negatively affected global and regional economic conditions. Due to the speed with which it manifests itself and the uncertainty of its duration, Government responses aimed at containing the pandemic such as the promotion of social distancing, capacity restrictions, the adoption of work from home and in certain territories, mandatory closures have caused temporary closures of points of sale, distribution centers, warehouses and manufacturing facilities of our key suppliers, which have caused fluctuations in the availability, sales volumes and prices of certain relevant categories in our stores and products that we sell. such as beer, gasoline, some categories of beverages and presentations, among others. Recently, these measures have been relaxed as a result of the vaccination of the population and biosafety protocols have been adopted in restaurants, sporting and entertainment events and a gradual return to a new normality.

Any prolonged or resurging outbreaks or any variant of COVID-19 could result in the imposition of more restrictive measures in the territories in which FEMSA operates, further quarantines or closures, supply-chain disruptions, travel and transportation restrictions and/or import and export restrictions which could further adversely affect FEMSA’s business. The COVID-19 pandemic has also impacted, and may continue to impact, our non-consolidated entities, including Heineken. We cannot predict how long the pandemic will last, whether it will worsen or whether there will be further outbreaks in the future in any of the markets where we operate.

The pandemic has caused significant volatility in financial markets, undermining investors’ confidence in the growth of countries and businesses. In addition, the longer-term economic effects of the COVID-19 pandemic may include increased inflation rates, lower or negative growth rates in the markets where we operate, less favorable exchange rates in a variety of our businesses, and reduced demand for the products we sell or a shift to lower margin products.

Climate change and legal or regulatory responses thereto may have an adverse impact on our business.

There is increasing concern that a gradual rise of global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane, and corn, which are important sources of ingredients for Coca-Cola FEMSA’s products. Increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of Coca-Cola FEMSA’s beverage products. Initiatives to address climate change may be aimed at discouraging the use of traditional fuels, which could materially impact the Fuel Division’s business, financial conditions, and results of operations. The effects of climate change and legal or regulatory initiatives to address climate change could have an adverse impact on our business.

In addition, from time to time, we establish and publicly announce goals and commitments to reduce its carbon footprint by increasing our use of recycled packaging materials and participating in environmental and sustainability programs and initiatives organized or sponsored by non-governmental organizations and other groups to reduce greenhouse gas emissions industrywide. If we fail to achieve these goals due to restrictions to access or short supply of energy from renewable sources or improperly report on its progress toward achieving our carbon footprint reduction goals and commitments, the resulting negative publicity could adversely affect consumer preference and demand for our products.

Weather conditions, natural disasters and public health crises may adversely affect our business, financial condition and results of operations.

Lower temperatures, higher rainfall, other adverse weather conditions such as hurricanes, natural disasters such as earthquakes and floods, and public health crises such as pandemics or epidemics may negatively impact consumer patterns, which may result in reduced sales of our products and at points of sale. Additionally, such adverse weather conditions, natural disasters and public health crises may affect plant installed capacity, road infrastructure and points of sale in the territories where we operate and limit our ability to produce, sell and distribute our products, thus affecting its business, financial condition and results of operations.

Risks Related to Mexico and the Other Countries Where We Operate

Adverse economic conditions in Mexico may adversely affect our financial position and results.

We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2021, 64% of our consolidated total revenues were attributable to Mexico. During 2020 and 2021, the Mexican gross domestic product (“GDP”) decreased by approximately 8.5% and increased 5.0%, respectively, on an annualized basis compared to the previous year. We cannot assure that such conditions will continue to increase in the future or will not have a material effect on our business, results of operations and financial condition going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results.

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

In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results. Mexican peso-denominated debt (including currency hedges) constituted 37.9% of our total debt as of December 31, 2021.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar could adversely affect our financial position and results.

Depreciation of the Mexican peso and of our other local currencies relative to the U.S. dollar increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso, which is our main operating currency, may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and, as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. As of December 31, 2021, the Mexican peso depreciated relative to the U.S. dollar by approximately 3.1% compared to 2020. As of December 31, 2020 and 2019, the Mexican peso experienced fluctuations relative to the U.S. dollar consisting of 5.5% of depreciation and 3.9% of appreciation, respectively, compared to the prior year. Through April 8, 2022, the Mexican peso has appreciated 2.1% since December 31, 2021.

While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could impose restrictive exchange rate policies in the future, as it has done in the past. Currency fluctuations may have an adverse effect on our financial position, results, and cash flows in future periods.

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

Political, social and security events in Mexico could adversely affect our operations.

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

As of the date of this annual report, the MORENA Political Party holds a simple majority in the Chamber of Deputies and the Senate and a strong influence in various local legislatures. We cannot provide any assurances that political developments in Mexico, over which we have no control, will not have an adverse effect on our business, results of operations and financial condition.

Mexico has experienced periods of increasing criminal activity and particularly homicide rates, primarily due to organized crime. This poses a risk to our business and might negatively impact business continuity. An increase in crime rates could negatively affect our sales and customer traffic, increase our security expenses, affect our hours of operation and result in higher turnover of personnel or damage to the perception of our brands. Furthermore, this could adversely impact our business and financial results because consumer habits and patterns adjust to the increased perceived and real security risks, as people refrain from going out as much and gradually shift some on-premises consumption to off-premises consumption of food and beverages on certain occasions

Economic and social conditions in Mexico and other countries may adversely affect our results.

The markets in which we operate are highly sensitive to economic conditions because a decline in consumer purchasing power is often a consequence of an economic slowdown which, in turn, results in a decline in the overall consumption of main product categories. During periods of economic slowdown, our points of sale may experience a decline in same-store traffic and average ticket per customer, which may result in a decline in overall performance. See “Item 5. Operating and Financial Review and Prospects—Overview of Events, Trends and Uncertainties.”

Many countries worldwide, including Mexico, have suffered significant economic, political and social volatility in recent years, and this may occur again in the future. Global instability has been caused by many different factors, including substantial fluctuations in economic growth, high levels of inflation, changes in currency values, changes in governmental economic or tax policies and regulations and overall political, social, and economic instability. We cannot assure you that such conditions will not return or that such conditions will not have a material adverse effect on our financial condition and results.

The Mexican economy and the market value of securities issued by Mexican issuers may be, to varying degrees, affected by economic and market conditions in other emerging market countries and in the United States. Furthermore, economic conditions in Mexico have been highly correlated with economic conditions in the United States primarily as a result of the United States-Mexico-Canada Agreement (“USMCA”), which came into force on July 1, 2020.

Adverse economic conditions in the United States or other related events could have an adverse effect on the Mexican economy. Although economic conditions in other emerging market countries and in the United States may differ significantly from economic conditions in Mexico, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Mexican issuers or of Mexican assets. For example, in Chile, an increase in social unrest in late 2019 led to the announcement of a constitutional referendum, which was held on October 25, 2020 and resulted in the approval of a plan to call a Constitutional Convention, to be composed of elected members, in which a new constitution will be drafted. In June 2022, a second nationwide referendum will take place, in which the new constitution will be submitted for voters’ approval. If social unrest continues in Chile, FEMSA’s business in the country could be negatively affected. There can be no assurance that future developments in other emerging market countries and in the United States, over which we have no control, will not have a material adverse effect on our financial condition and results.

Natural disasters, weather conditions and public health issues could adversely affect our business.

Different regions of Mexico and other countries in which we operate could experience torrential rains, hurricanes, earthquakes or other adverse weather and climate conditions, as well as public health issues (including tainted food, food-borne illnesses, food tampering, tampering with or failure of water supply or widespread/pandemic illness) which may negatively impact consumer purchasing power and behavior that could result in reduced sales across our businesses. Additionally, such adverse weather conditions, natural disasters and public health issues may affect our personnel, assets, road infrastructure and points of sale in the territories in which we operate and thereby limit our ability to operate. Such events, or the containment measures to prevent or control them could also trigger increases in costs, disruption of supply, shortages of products, or consumer behavior changes including a decrease in an overall consumer mobility, thus affecting our business, financial condition, and results of operations. If any of these events becomes significant in duration, our financial condition and results of operations could be materially adversely affected. FEMSA’s points of sales and facilities have been affected by hurricanes and other weather events in the past, which have resulted in temporary closures and losses. Also, any of these events could force us to increase our capital expenditures to put our assets back in operation. See “Item 4. Information on the Company—Insurance.”

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

Heineken is a global brewer and distributor of beer in many countries. Because of the Heineken Investment, our shareholders are indirectly exposed to the political, economic, and social circumstances affecting the markets in which Heineken is present, including the ongoing war in Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, which may have an adverse effect on the value of our interest in Heineken, and, consequently, the value of our shares. On March 28, 2022, Heineken announced its decision to leave its Russian business and its aim for an orderly transfer of its business to a new owner in full compliance with local laws and regulations.

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

As of April 8, 2022 the voting trust owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information— Bylaws—Voting Rights and Certain Minority Rights.”

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

Our shares are traded on the New York Stock Exchange (“NYSE”) in the form of ADSs. We cannot assure that holders of our shares in the form of ADSs will receive notice of shareholders’ meetings from our ADS depositary in sufficient time to enable such holders to return voting instructions to the ADS depositary in a timely manner. If instructions are not received with respect to any shares underlying ADSs, the ADS depositary will, subject to certain limitations, grant a proxy to a person designated by us in respect of these shares. If this proxy is not granted, the ADS depositary will vote these shares in the same manner as the majority of the shares of each class for which voting instructions are received.

Holders of BD Units in the United States and holders of ADSs may not be able to participate in any future preemptive rights offering and as a result may be subject to dilution of their equity interests.

Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock, we are generally required to grant our shareholders the right to purchase enough shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. By law, we may not allow holders of our shares or ADSs who are in the United States to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the U.S. Securities and Exchange Commission (“SEC”) with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the United States and any other factors that we consider important in determining whether to file a registration statement.

We may decide not to file a registration statement with the SEC to allow holders of our shares or ADSs who are located in the United States to participate in a preemptive right offering. In addition, under current Mexican law, the sale by the ADS depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares in the form of ADSs is not possible. As a result, the equity interest of holders of our shares in the form of ADSs would be diluted proportionately. See “Item 10. Additional Information—Preemptive Rights.”

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

We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of April 14, 2022, we had no restrictions on our ability to pay dividends. Further, our non-controlling shareholder position in Heineken means that we will be unable to require payment of dividends with respect to the Heineken Investment.

ITEM 4. INFORMATION ON THE COMPANY

Introduction

FEMSA is a leading company that participates in the following businesses:

●	In the beverage industry, through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume;
●	In the retail industry, through the following divisions: (1) the Proximity Division, operating the OXXO small-format store chain, (2) the Fuel Division, operating the OXXO Gas chain of retail service stations and (3) the Health Division, which includes drugstores and related operations;
●	In the specialized distribution industry, through Logistics and Distribution, operated via Envoy Solutions and Solística, including product sales in the facility supplies and packaging sectors, as well as integral logistics services;

●	In the beer industry, through the Heineken Investment, which is the second largest equity holding in Heineken, one of the world’s leading brewers with operations in over 70 countries; and
●	In other ancillary businesses, through our Other Businesses (as defined below), including point-of-sale refrigeration, food processing equipment, plastics solutions and our digital initiatives.

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

In 2019, through our subsidiary Socofar, we acquired Corporación FYBECA GPF (“GPF”), a leading drugstore operator based in Quito, Ecuador with more than 620 points of sale nationwide under the Fybeca and SanaSana trademarks.

In 2019, we entered into a joint venture with Raízen Combustíveis S.A. (“Raízen”), through which we acquired a 50% interest in Raízen Conveniências, now commercially known as “Grupo Nós” (“Grupo Nós”). Raízen is a 50-50 joint venture in Brazil between Cosan Limited and Royal Dutch Shell. Raízen operates more than 6,200 Shell service stations in Brazil, approximately 1,000 of which have a Select brand convenience store. The acquisition is limited to the convenience store business and excludes the fuel service station operations.

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

In 2019, FEMSA, through its subsidiary, Solística, S.A. de C.V., completed the acquisition of AGV, a leader in value-added warehousing and distribution in Brazil.

In January 2020, FEMSA, through its subsidiaries, became the sole shareholder of Grupo Socofar, a leading South American drugstore operator based in Santiago, Chile, acquiring the remaining 40% interest that it did not already own in Socofar following the exercise of a put right by its minority partner to sell its interest. FEMSA through its subsidiaries acquired its original 60% stake in Socofar in 2015.

In May 2020, FEMSA closed a transaction with the shareholders of WAXIE and North American Corporation to form a new company (now known as Envoy Solutions) within the janitorial-sanitation, packaging and specialized distribution industry in the United States, with FEMSA acquiring a majority controlling interest in the combined company.

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

In February 2021, Coca-Cola FEMSA entered into a new distribution agreement with Heineken Brazil that replaced its previous distribution agreement with Heineken Brazil. Pursuant to this new distribution agreement, Coca-Cola FEMSA continues to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and added the premium brand Eisenbahn and other premium international brands to its portfolio and has ceased to sell and distribute Heineken and Amstel beer brands in most of its territories. In addition, Coca-Cola FEMSA now has the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The new distribution agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions. After entering into this new distribution agreement, Coca-Cola FEMSA withdrew from a then-existing legal proceeding with Heineken and Heineken Brazil asserting the right to distribute the beer Kirin and waived all rights with respect to any awards or judgments resulting from such legal proceeding.

In September 2021, Envoy Solutions acquired Daycon Products Company Inc., an independent specialized distribution company based in Upper Marlboro, Maryland.

In November 2021, Envoy Solutions acquired (i) Penn Jersey Paper Co., an independent specialized distribution company based in Philadelphia, Pennsylvania; and (ii) Johnston Paper Company, Inc., an independent specialized distribution company based in Auburn, New York.

In December 2021, Envoy Solutions acquired Next-Gen Supply Group Inc., an independent specialized distribution company based in Mansfield, Massachusetts.

In January 2022, Coca-Cola FEMSA, through its Brazilian subsidiary, acquired CVI, a Brazilian bottler of Coca-Cola trademark products with operations in the state of Rio Grande do Sul in Brazil.

In February 2022, we closed the transaction we entered into in October 2020 pursuant to which FEMSA Comercio acquired the OK Market store chain, with 134 locations, from SMU, S.A., a leading Chilean retailer.

On April 12, 2022, we announced that Envoy Solutions reached an agreement to acquire Sigma Supply of North America Inc., an independent specialized distribution company based in Hot Springs, Arkansas. This transaction is subject to customary closing conditions and approvals and is expected to close during the second quarter of 2022.

For more information, see “Item 4. Information on the Company” and “Item 10. Additional Information—Material Contracts.”

Ownership Structure

We conduct our business through our principal subsidiary companies as shown in the following diagram and table:

Ownership Structure as of March 31, 2021

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as “CIBSA.”
(2)	Percentage of issued and outstanding capital stock owned by CIBSA (56% of Coca-Cola FEMSA’s capital stock with full voting rights). See “Item 4. Information on the Company—Coca-Cola FEMSA—Capital Stock.”
(3)	Our Heineken Investment is held indirectly by various subsidiaries of FEMSA, including CB Equity.
(4)	Includes the Proximity Division, the Health Division and the Fuel Division. See “Item 4. Information on the Company.”
(5)	Grupo Industrial Emprex, S. de R.L. de C.V., which we refer to as “Emprex.”

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2021:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.2	%(1)
Emprex(2):	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%
CB Equity	United Kingdom	100.0%
(1)

Percentage of capital stock. FEMSA, through CIBSA, owns 56% of the ordinary voting shares of Coca-Cola FEMSA after giving effect to the eight-for-one stock split consummated by Coca-Cola FEMSA on April 11, 2019. See “Item 4. Information on the Company—Coca-Cola FEMSA—Capital Stock.”

(2)	Grupo Industrial Emprex, S. de R.L. de C.V.

The following table presents an overview of our operations by relevant reportable segment and by geographic area:

Operations by Segment—Overview

Year Ended December 31, 2021 and % of growth (decrease) vs. previous year

	Coca-Cola			Proximity										Logistics and			Heineken
	FEMSA			Division				Fuel Division			Health Division			Distribution			Investment

	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.	194,804	6%	Ps.	198,586	10%		Ps.	39,922	16%	Ps.	73,027	12%	Ps.	48,412	53%	Ps.	—	—
Gross profit		88,598	7%		84,196	13%			5,269	9%		21,736	11%		10,569	104%		—	—
Share of the profit (loss) of equity accounted investees, net of taxes		88	(131)%		(120)	567	%(1)		—	—		—	—		8	—		10,775	2,384%
Total assets		271,567	3%		129,821	7%			19,878	2%		57,463	(4)%		64,168	23%		101,706	10%
Employees		83,759	2%		160,318	(3)%			6,850	(9)%		30,182	6%		24,846	4%		—	—
(1)	Reflects the percentage increase between the loss of Ps. 120 million recorded in 2021 and the gain of Ps. 18 million recorded in 2020.

Total Revenues Summary by Segment (1)

	Year Ended December 31,
	2021		2020 (Revised)		2019 (Revised)

	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	194,804	Ps.	183,615	Ps.	194,471
Proximity Division		198,586		181,277		184,810
Health Division		73,027		65,172		58,922
Fuel Division		39,922		34,322		48,790
Logistics and Distribution		48,412		31,568		19,834
Other Businesses		21,754		17,311		21,016
Consolidated total revenues	Ps.	556,261	Ps.	492,966	Ps.	506,711
(1)	The sum of the financial data for each of our reportable segments differs from our consolidated total revenues due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.

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

We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guides our consolidation and growth efforts, which have led to our current continental footprint. We currently operate in Mexico, Central America, South America and in the United States, including some of the most populous metropolitan areas in Latin America—which provides us with opportunities to create value through both an improved ability to execute our strategies in both complex and developed markets. We have also increased our capabilities to operate and succeed in other geographic regions by improving management skills to obtain a precise understanding of local consumer needs. Going forward, we intend to use those capabilities to continue our expansion, both geographically and within our current business verticals, such as non-alcoholic beverages, small box retail, logistics and distribution, and other ancillary businesses, as well as taking advantage of potential opportunities across our current markets to leverage our capability set.

Additionally, we are leveraging the competitive advantages and strong market position of our businesses to build innovative digital businesses in the financial services industry to address the financial needs of our customers and business partners, with an efficient and comprehensive value proposition. Moreover, through OXXO Premia we are developing OXXO’s first customer loyalty program that will allow us to further connect with our customers, while rewarding them for their loyalty and day-to-day purchases at OXXO, other FEMSA formats, and beyond.

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world in terms of volume. Coca-Cola FEMSA operates in territories in the following countries:

●	Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico.
●	Guatemala.
●	Nicaragua.
●	Costa Rica.
●	Panama.
●	Colombia—most of the country.
●	Brazil—a major part of the states of São Paulo and Minas Gerais, the states of Parana, Santa Catarina, Mato Grosso do Sul and Rio Grande do Sul and part of the states of Rio de Janeiro and Goias.
●	Argentina—Buenos Aires and surrounding areas.
●	Uruguay.

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

The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2021.

Operations by Consolidated Reporting Segment—Overview Year Ended December 31, 2021

	Total Revenues			Gross Profit

	(in millions of Mexican pesos)
Mexico and Central America(1)	Ps.	115,794	59.4%	Ps.	57,366	64.7%
South America(2)		79,010	40.6%		31,232	35.3%
Consolidated		194,804			88,598
(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay.

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

Business Strategy

Coca-Cola FEMSA operates with a large geographic footprint in Latin America. To consolidate its position as a global leader in its industry and strengthen its value proposition for its retail clients and end consumers, Coca-Cola FEMSA is working across six strategic corridors: (i) build out an open omnichannel platform, (ii) develop a customer-centric winning portfolio, (iii) foster an agile, digital savvy, people-centric culture, (iv) place sustainability at the center of its organization, (v) digitize its core business, and (vi) actively pursue value-enhancing acquisitions.

To maximize growth and profitability and driven by its centers of excellence’s initiatives, Coca-Cola FEMSA plans on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase its business scale and profitability across categories, (iii) continue its expansion through organic growth, strategic joint ventures, business alliances and mergers and acquisitions, (iv) accelerate the digitization of Coca-Cola FEMSA’s processes, (v) develop an agile, digital-savvy culture and (vi) create a leaner and more efficient organization focused on value creation.

Coca-Cola FEMSA seeks to accelerate its revenue growth through the introduction of new categories, products and presentations that better meet its consumers’ needs and preferences, while maintaining its core products and improving its profitability. To address its consumers’ diverse lifestyles, Coca-Cola FEMSA has developed new products through innovation and has expanded the availability of low-and non-caloric beverages by reformulating and broadening its product portfolio to reduce added sugar and offering smaller presentations of its products. As of December 31, 2021, approximately 35.5% of Coca-Cola FEMSA’s brands were low-or non-caloric beverages, and Coca-Cola FEMSA continues to expand its product portfolio to offer more options to its consumers so they can satisfy their hydration and nutrition needs. See “Item 4. Information on the Company—Coca-Cola FEMSA Products” and “Item 4. Information on the Company—Coca-Cola FEMSA—Packaging.” In addition, Coca-Cola FEMSA informs its consumers through front labeling on the nutrient composition and caloric content of its beverages. Coca-Cola FEMSA has been a pioneer in the introduction of the Guideline Daily Amounts (“GDA”), and Coca-Cola FEMSA performs responsible advertising practices and marketing. Coca-Cola FEMSA voluntarily adheres to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible

Marketing policies and Global School Beverage Guidelines of TCCC, achieving full compliance with all such codes and guidelines in all of the countries where Coca-Cola FEMSA operates.

Coca-Cola FEMSA views its relationship with TCCC as integral to Coca-Cola FEMSA’s business, and together Coca-Cola FEMSA and TCCC have developed marketing strategies to better understand and address Coca-Cola FEMSA’s consumer needs. See “Item 4. Information on the Company—Coca-Cola FEMSA—Marketing.”

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which Coca-Cola FEMSA offers products and the number of retailers carrying its beverages as of December 31, 2021:

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes mainly Coca-Cola trademark beverages. The Coca-Cola trademark beverages include sparkling beverages (colas and flavored sparkling beverages), waters and still beverages (including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks, alcoholic beverages and plant-based drinks). In addition, Coca-Cola FEMSA distributes and sells Heineken beer products in its Brazilian territories and Monster products in all of the countries where it operates.

Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 62.6%, 63.9% and 62.4% of Coca-Cola FEMSA’s total sales volume in 2021, 2020 and 2019, respectively.

The following table sets forth the trademarks of the main products Coca-Cola FEMSA distributed in 2021:

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

	Sales Volume		Transactions
	2021	2020	2021	2020

	(Millions of unit cases or millions of single units, except percentages)
Mexico	1,790.0	1,759.2	8,569.5	8,202.6
Central America (1)	267.8	232.4	2,040.5	1,635.8
Mexico & Central America	2,057.9	1,991.6	10,610.0	9,838.4
Growth	3.3%	(4.0)%	7.8%	(14.7)%
Colombia	297.9	254.8	2,046.2	1,572.8
Brazil (2)	903.3	862.9	5,866.6	5,208.3
Argentina	155.4	133.8	765.8	593.1
Uruguay	43.4	41.2	202.1	185.1
South America	1,400.0	1,292.7	8,880.9	7,559.2
Growth	8.3%	(0.1)%	17.5%	(13.0)%
Total	3,457.9	3,284.3	19,490.9	17,397.7
Growth	5.3%	(2.5)%	12.0%	(14.0)%
(1)	Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Excludes beer sales volume and transactions.

The following table illustrates the multiple serving presentations and returnable packaging mix for sparkling beverages volume:

	Multiple Serving Presentations		Returnable packaging
	2021	2020	2021	2020
Mexico	71.3%	71.3%	45.4%	42.2%
Central America (1)	58.4%	59.6%	34.9%	40.6%
Colombia	67.4%	80.3%	19.7%	27.1%
Brazil (2)	69.6%	81.2%	16.3%	19.7%
Argentina	82.5%	88.9%	19.4%	29.7%
Uruguay	83.8%	85.3%	20.1%	22.0%
Total	70.2%	74.9%	32.7%	33.6%
(1)	Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Excludes beer sales volume and transactions.

The following table illustrates Coca-Cola FEMSA’s historical sales volume and number of transactions performance by category for each of its operations and its reporting segments for 2021 as compared to 2020:

	Year Ended December 31, 2021
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	0.6%	9.5%	17.3%	(0.1)%	1.8%
Central America (1)	13.2%	37.5%	21.2%	7.1%	15.3%
Mexico and Central America	2.4%	13.2%	17.7%	(0.1)%	3.3%
Colombia	12.6%	63.3%	59.6%	(8.9)%	16.9%
Brazil (2)	4.1%	18.9%	3.5%	(18.3)%	4.7%
Argentina	15.6%	30.5%	22.1%	7.2%	16.2%
Uruguay	2.6%	68.9%	20.9%	—	5.2%
South America	6.8%	28.6%	18.9%	(11.4)%	8.3%
Total	4.2%	18.9%	18.3%	(1.3)%	5.3%
(1)	Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.

(2)	Excludes beer sales volume and transactions.

	Year Ended December 31, 2021
	Sparkling	Stills	Water	Bulk	Total

Number of Transactions Growth
Mexico	2.7%	12.2%	15.9%	—	4.5%
Central America (1)	22.4%	46.2%	21.6%	—	24.7%
Mexico and Central America	6.1%	18.2%	16.6%	—	7.8%
Colombia	23.9%	71.6%	44.6%	—	30.1%
Brazil (2)	11.1%	30.2%	7.3%	—	12.6%
Argentina	26.2%	46.7%	33.6%	—	29.1%
Uruguay	7.4%	53.3%	12.0%	—	9.2%
South America	14.8%	39.0%	20.9%	—	17.5%
Total	9.8%	27.0%	18.8%	—	12.0%
(1)	Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Excludes beer sales volume and transactions.

The following table illustrates Coca-Cola FEMSA’s unit case mix by category for each of its operations and its consolidated reporting segments for 2021:

	Sparkling Beverages		Stills		Water(3)

	Years Ended December 31,
	2021	2020	2021	2020	2021	2020
Unit Case Mix by Category
Mexico	72.8%	73.6%	6.8%	6.3%	20.3%	20.0%
Central America (1)	87.3%	88.9%	8.7%	7.3%	4.0%	3.8%
Mexico and Central America	74.7%	75.4%	7.1%	6.5%	18.2%	18.1%
Colombia	78.7%	81.8%	7.2%	5.2%	14.0%	13.0%
Brazil (2)	87.0%	87.6%	6.7%	5.9%	6.2%	6.5%
Argentina	80.5%	80.9%	8.5%	7.5%	11.1%	11.6%
Uruguay	86.9%	89.0%	1.9%	1.2%	11.2%	9.8%
South America	84.5%	85.8%	6.9%	5.8%	8.6%	8.4%
Total	78.7%	79.5%	7.0%	6.2%	14.3%	14.3%
(1)	Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Excludes beer sales volume and transactions.
(3)	Includes bulk water volume and transactions.

Seasonality

Sales of Coca-Cola FEMSA’s products are seasonal in all the countries where it operates, as Coca-Cola FEMSA’s sales volumes generally increase during the summer of each country and during the year-end holiday season. In Mexico, Central America and Colombia, Coca-Cola FEMSA typically achieves its highest sales during the months of April through August as well as during the year-end holidays in December. In Brazil, Uruguay and Argentina, Coca-Cola FEMSA’s highest sales levels occur during the summer months of October through March, including the year-end holidays in December.

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

Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which Coca-Cola FEMSA sold its products:

	As of December 31, 2021
	Mexico and
	Central America(1)	South America(2)
Distribution centers	187	73
Retailers	1,060,549	985,780
(1)	Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)	Includes Colombia, Brazil, Argentina and Uruguay.

Coca-Cola FEMSA continuously evaluates its distribution model in order to fit with the local dynamics of the marketplace and analyze the way it goes to market, recognizing different service needs from its customers, while looking for more efficient distribution models. As part of this strategy, Coca-Cola FEMSA is rolling out a variety of new distribution models throughout its territories looking for improvements in its distribution network.

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

As a result of the COVID-19 pandemic, Coca-Cola FEMSA continues to reinforce its presence in its emerging distribution channels, which consist primarily of digital sales channels, such as food aggregators, digital platforms, e-commerce websites and mobile device applications, in an effort to address the growing demand from its business partners through such sales channels. This reinforcement is aligned with Coca-Cola FEMSA’s overall digitization and omnichannel strategies.

In 2021, 2020 and 2019, no single customer accounted for more than 10.0% of Coca-Cola FEMSA’s consolidated total sales.

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

Mexico. Coca-Cola FEMSA contracts with a subsidiary of FEMSA, Solística, S.A. de C.V., for most of the transportation of finished products from Coca-Cola FEMSA’s bottling plants to its distribution centers in Mexico. See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions.” From the distribution centers, Coca-Cola FEMSA distributes its finished products to retailers mainly through its own fleet of trucks. In designated areas in Mexico, third-party distributors deliver Coca-Cola FEMSA’s products to retailers and consumers, allowing Coca-Cola FEMSA to access these areas on a cost-effective basis.

In Mexico, Coca-Cola FEMSA sells a majority of its beverages through its traditional distribution channel, which consists of sales at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. Coca-Cola FEMSA also sells products through modern distribution channels, the “on-premise” consumption segment, home delivery routes, supermarkets and other locations. Modern distribution channels include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-moving consumer goods, where retailers can buy large volumes of products from various producers. The “on-premise” consumption segment consists of sales through points-of-sale where products are consumed at the establishment from which they were purchased. This includes retailers such as restaurants and bars as well as stadiums, auditoriums and theaters.

In 2020 and 2021, the “on-premise” channel was the most affected in Coca-Cola FEMSA’s Mexican operations, as a result of COVID-19 confinement measures. This effect was partially offset by increased sales through its emerging distribution channels, which consist primarily of digital channels and platforms such as food aggregators, e-commerce and other digital platforms. The rollout of Coca-Cola FEMSA’s digital platforms allowed it to serve its customers in Mexico through a digital app and our proprietary chatbot-enabled order-taking platform. Additionally, other “direct-to-consumer” channels such as Coca-Cola FEMSA’s own home delivery routes had an increase in demand. During 2021, as confinement measures were gradually reduced, Coca-Cola FEMSA saw a gradual recovery of the “on-premise” channel.

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

In 2020 and 2021, the “on-premise” channel in Coca-Cola FEMSA’s Brazil operations was the most affected as a result of COVID-19 confinement measures. This effect was partially offset by resilient traditional trade channels and increased sales through its emerging distribution channels, which consist primarily of digital channels and platforms such as food aggregators, e-commerce and other digital platforms. Additionally, the rollout of the digital platforms allowed Coca-Cola FEMSA to complement its service to its consumers in Brazil through a digital app and its proprietary chatbot-enabled order-taking platform. During 2021, as confinement measures were gradually reduced, Coca-Cola FEMSA saw a gradual recovery of the “on-premise” channel.

Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third-party distributors. In most of Coca-Cola FEMSA’s territories, an important part of its total sales volume is sold through small retailers.

In 2020 and 2021, a large percentage of Coca-Cola FEMSA’s sales in its territories other than Mexico and Brazil were made through modern distribution channels, as the imposition of measures and regulations aimed at containing the COVID-19 pandemic had an impact on consumer preferences towards these channels. The “on-premise” channel was the most affected sales and distribution channel in these territories as a result of confinement measures. This effect was partially offset by an increased demand for digital channels and platforms such as food aggregators, e-commerce and other digital platforms. As these countries began to ease restrictions and lockdowns, there was a subsequent recovery in the “on-premise” channel.

Principal Competitors

Coca-Cola FEMSA is a leader in the beverage market, being the largest franchise bottler of Coca-Cola trademarks in the world by sales volume. During 2021, Coca-Cola FEMSA produced and sold approximately 11.0% of the Coca-Cola system’s volume worldwide.

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

Coca-Cola FEMSA’s principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. Coca-Cola FEMSA also faces competition in many of its territories from producers of low-price beverages, commonly referred to as “B brands.” A number of Coca-Cola FEMSA’s competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages and water, which may enable them to achieve distribution efficiencies that other competitors who do not offer an integrated portfolio may not be able to achieve.

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

In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Levité, Villavicencio and Villa del Sur are water brands owned by Danone, which is Coca-Cola FEMSA’s main competition. In addition, Coca-Cola FEMSA competes with a number of producers offering “B brands,” low-priced sparkling beverages, as well as many other generic products and private label proprietary supermarket brands that are gaining importance in the market. Manaos, a brand owned by Refres Now S.A. is Coca-Cola FEMSA’s main competitor in this segment.

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

Raw Materials

Pursuant to Coca-Cola FEMSA’s bottler agreements, Coca-Cola FEMSA is authorized to manufacture, sell and distribute Coca-Cola trademark beverages within specific geographic areas, and Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages in all of its territories from affiliates of TCCC and sweeteners and other raw materials from companies authorized by TCCC. Concentrate prices for Coca-Cola trademark beverages are determined as a percentage of the weighted average retail price in local currency net of applicable taxes. Although TCCC has the right to set the price of concentrates, in practice this percentage has historically been set pursuant to periodic negotiations with TCCC. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Bottler Agreements.”

Historically, TCCC has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. For example, TCCC began to gradually increase concentrate prices for certain Coca-Cola trademark beverages in Mexico beginning in 2017 and through 2019, followed by a subsequent increase in 2020 and in 2021. TCCC may increase concentrate prices in the future, and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have on the prices of our products or our results. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Cooperation Framework with The Coca-Cola Company.”

In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Coca-Cola FEMSA’s bottler agreements provide that these materials may be purchased only from suppliers approved by TCCC. Prices for certain raw materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that Coca-Cola FEMSA paid for PET resin in U.S. dollars in 2021 increased 13.9% as compared to 2020 in all Coca-Cola FEMSA’s territories. In addition, given that high currency volatility has affected and continues to affect most of Coca-Cola FEMSA’s territories, the average price for PET resin in local currencies was higher in 2021 in Mexico, Colombia, Brazil and Argentina. In 2021, Coca-Cola FEMSA purchased certain raw materials in advance, negotiated and locked in prices in advance and entered into certain derivative transactions, which helped Coca-Cola FEMSA captures opportunities with respect to raw material costs and currency exchange rates.

Under its agreements with TCCC, Coca-Cola FEMSA may use raw or refined sugar, artificial sweeteners and HFCS in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause Coca-Cola FEMSA to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, its average price for sugar in U.S. dollars, taking into account its financial hedging activities, increased by approximately 13.8% in 2021 as compared to 2020.

Coca-Cola FEMSA considers water as a raw material in its business. Coca-Cola FEMSA obtains water for the production of some of its natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.

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

Coca-Cola FEMSA purchases all of its cans from Crown Envases México, S.A. de C.V., formerly known as Fábricas de Monterrey, S.A. de C.V., and Envases Universales de México, S.A.P.I. de C.V. Coca-Cola FEMSA mainly purchases its glass bottles from Owens America, S. de R.L. de C.V., FEVISA Industrial, S.A. de C.V., known as FEVISA, and Glass & Silice, S.A. de C.V., and in 2021, Coca-Cola FEMSA introduced glass bottles from Middle East suppliers such as Saudi Arabian Glass Co. Ltd known as SAGCO.

Coca-Cola FEMSA purchases sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel and Ingenio La Gloria, S.A., all of them sugar cane producers. As of April 8, 2022, Coca-Cola FEMSA held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. Coca-Cola FEMSA purchases HFCS from Ingredion México, S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.

Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2021, sugar prices in local currency in Mexico increased approximately 7.5% as compared to 2020.

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

South America. In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in all its caloric beverages, which Coca-Cola FEMSA buys from several domestic sources. Sugar prices in Colombia increased by 18.2% in U.S. dollars and 16.4% in local currency, as compared to 2020. Coca-Cola FEMSA purchases non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA has historically purchased all of its non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. Coca-Cola FEMSA purchases all of its cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of Coca-Cola FEMSA’s competitor Postobón)

owns a minority equity interest in certain of Coca-Cola FEMSA’s suppliers, including O-I Peldar and Crown Colombiana, S.A.

In Brazil, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil increased approximately 35.0% in U.S. dollars and 42.8% in local currency as compared to 2020. Taking into account our financial hedging activities, our sugar prices in Brazil increased 2.4% in U.S. dollars and 8.3% in local currency as compared to 2020. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. Coca-Cola FEMSA mainly purchases PET resin from local suppliers such as Indorama Ventures Polímeros S.A.

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

In Uruguay, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay increased approximately 14.9% in U.S. dollars and 19.7% in local currency as compared to 2020. Coca-Cola FEMSA’s main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. Coca-Cola FEMSA purchases PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and Coca-Cola FEMSA purchases non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).

Proximity Division

Overview

The Proximity Division operates a chain of small-format stores with 20,431 locations as of December 31, 2021, under the trade name OXXO.

Proximity Division—Overview

Year Ended December 31, 2021

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2021		2021 vs.2020	2021		2021 vs.2020
Proximity Division	Ps.	198,586	10%	Ps.	84,196	13%

Business Strategy

The Proximity Division intends to continue increasing its store base while capitalizing on the retail business and market knowledge gained at existing stores. We intend to open new stores in locations where we believe there is high growth potential or unsatisfied demand, while also increasing customer traffic and average ticket per customer in existing stores. Our expansion focuses on both entering new markets and strengthening our presence in Mexico, Colombia, Chile, Brazil and Peru. A fundamental element of the Proximity Division’s business strategy is to leverage its retail store formats, know-how, technology, and operational practices to continue growing in a cost-effective and profitable manner. This scalable business platform has provided a strong foundation for continued organic growth in Mexico, improving traffic and average ticket sales at our existing stores and facilitating entry into new small-format retail industries. Beyond Mexico, the Proximity Division seeks to increase its scale while continuing its expansion in Colombia, Chile, Peru and Brazil. In Brazil, growth initiatives are accelerating through Grupo Nós. OXXO’s value proposition continues to evolve with encouraging trends, and as of the end of 2021, there were 73 OXXO stores in the Campinas and Sao Paulo areas. Additionally, Grupo Nós continues to grow its legacy format, Shell Select. As of the end of 2021, Grupo Nós had 1,162 franchised and 40 self-operated Shell Select locations through Raizen’s service station network.

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

The Proximity Division maintains innovative promotional strategies in order to increase store traffic and sales. In particular, the OXXO stores sell high-frequency items such as beverages, snacks and cigarettes at competitive prices. The Proximity Division’s ability to implement this strategy profitably is partly attributable to the size of the OXXO stores chain, and its ability to work together with its suppliers to implement sales strategies such as differentiated promotions. OXXO stores’ national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the OXXO brand. For example, the organization has refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments by expanding the offerings in the grocery product category in certain stores.

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

During 2021, the Proximity Division showed a gradual recovery from the impacts the COVID-19 pandemic and related containment measures had on its operations. However, some government containment responses to the pandemic have caused, and may continue to cause, temporary closures, category restrictions and social distancing measures at our points of sale, which could reduce consumer mobility and shift consumer behavior, which in turn could limit the Proximity Division’s recovery pace. We remain committed to our long-term business strategy, while we look for new opportunities to improve and adapt our value proposition to the changing environment.

Store Locations

The Proximity Division operates the largest small-format store chain in the Americas, measured by number of stores. As of December 31, 2021, there are 20,121 OXXO stores in Mexico, 133 OXXO stores in Colombia, 122 stores in Chile and 55 stores in Peru. The Proximity Division expanded its operations by opening 865 new OXXO stores in Mexico, Colombia, Chile and Peru during 2021.

Additionally, as of December 2021, Grupo Nós operated 73 OXXO stores and 40 Shell Select locations in Brazil, and managed 1,162 Shell Select stores operated by independent franchisees.

OXXO Stores

Regional Allocation in Mexico

as of December 31, 2021

Historically, the Proximity Division has rapidly expanded the number of OXXO stores but during 2020 and 2021, we decreased our rate of expansion. In 2020, this reflected a challenging consumer and operating environment driven by the COVID-19 pandemic, and in 2021, this was driven by a gradually recovering economic environment, still impacted by operating restrictions and reduced customer mobility. We expect to increase our expansion pace and resume our growth strategy by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets, while adjusting for post-pandemic changes in consumer behavior.

OXXO Stores

Total Growth

	Year Ended December 31,
	2021	2020	2019	2018	2017
Total OXXO stores	20,431	19,566	19,330	17,999	16,577
Store growth (% change over previous year)	4.4%	1.2%	7.4%	8.6%	8.9%

Most of the OXXO stores are operated under lease agreements, which are denominated in Mexican pesos and adjusted annually to an inflation index. This approach provides the Proximity Division the flexibility to adjust locations as cities grow and effectively adjust its footprint based on stores’ performance.

Both the identification of locations and the pre-opening planning to optimize the results of new OXXO stores are important elements in the Proximity Division’s growth plan. The Proximity Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores of the Proximity Division that are unable to maintain benchmark standards are generally closed. Between December 31, 2017 and 2021 the total number of OXXO stores increased by 3,854, which resulted from the opening of 4,907 new stores and the closing of 1,053 stores. These numbers reflect stores which were permanently closed during 2020 due to the impact that the COVID-19 pandemic had on their performance.

Competition

The Proximity Division, mainly through OXXO stores, competes in the retail market, which we believe is highly competitive. OXXO stores face competition from small-format stores such as 7-Eleven and Circle K in Mexico, Tiendas D1, Ara and Tostao in Colombia, upa! in Chile, and Tambo Mas in Peru, as well as from other numerous retail and grocery chains (such as Wal-Mart, H-E-B, Soriana, La Comer and Chedraui, among others) to small informal neighborhood stores across the markets where they operate. In addition, as more services and products are offered in OXXO stores, the number and type of competitors have also increased, including banks and fast-food outlets, among others. OXXO stores compete not only for consumers and new store locations but also for human resources to operate those stores. The Proximity Division has more presence in Mexico than any of its competitors, with operations in every state, while in Colombia it has operations in Bogotá and Bucaramanga, and in Chile and Peru, it has operations in each country’s capital.

Additionally, OXXO competes with delivery aggregators and express delivery services such as Rappi, JOKR and PedidosYa, among others.

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

OXXO Store Characteristics

The average size of an OXXO store is approximately 105 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 189 square meters and, when parking areas are included, the average store size is approximately 407 square meters. In 2021, a typical OXXO store carried an average of 3,278 different stock keeping units (SKUs) in 29 main product categories. Additionally, a typical OXXO store offers approximately 7,400 different electronic and individual payment services, such as bank deposits, cash withdrawals, remittances, and money transfers between stores, as well as bill payment services, such as household electricity bills, cable television, among others. These are accounted for as a fee income stream in the Proximity Division’s revenues.

Proximity Division—Operating Indicators

	Year Ended December 31,
	2021	2020	2019	2018(1)	2017

	(Percentage change compared to previous year)
Total revenues	9.5%	(1.9)%	10.4%	11.8%	12.5%
OXXO same-store sales(2)	7.7%	(5.4)%	5.0%	5.2%	6.4%
(1)	In 2018, the Proximity Division removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Businesses.”
(2)	Same-store sales increase is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.

Beer, cigarettes, soft drinks and other beverages and snacks continue to represent the main product categories for OXXO stores, despite a changing sales mix in 2021 that resulted from a gradually recovering mobility and consumers adjusting their behavior as a consequence of the COVID-19 pandemic. Previously, OXXO stores in Mexico only carried beer brands produced and distributed by Heineken Mexico. However, following certain modifications to the terms of our existing commercial relationship with Heineken Mexico and our new commercial relationship with Grupo Modelo in 2019, the Proximity Division now sells the beer brands of Grupo Modelo in certain regions of Mexico and expects to gradually cover the entire country by the end of 2022.

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

Management believes that the OXXO store chain’s scale of operations provides the Proximity Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. In Mexico, given the fragmented nature of the retail industry in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 57% of the OXXO store chain’s total sales in Mexico consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by the Proximity Division’s Mexican distribution system, which includes 21 regional warehouses located in Guadalajara, Mexicali, Merida, Leon, Obregon, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tampico, Tijuana, Toluca, Veracruz, Villahermosa, Culiacan, Baja California, two in Mexico City and two in Monterrey. Additionally, there is a warehouse in each of Colombia, Chile, Peru and Brazil. Our logistics services subsidiary operates a fleet of approximately 825 trucks in Mexico that make deliveries from the distribution centers to each store approximately two times per week.

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

Health Division

Overview

The Health Division operates drugstores and related operations with 3,652 points of sale in Mexico, Chile, Ecuador and Colombia as of December 31, 2021.

Health Division—Overview

Year Ended December 31, 2021

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2021		2021 vs.2020	2021		2021 vs.2020
Health Division	Ps.	73,027	12%	Ps.	21,736	11%

Business Strategy

The Health Division’s vision is focused on two main strategies: first, to gain relevant scale by building a Latin American vertically integrated health platform, operating across several countries and markets, and second, to constantly improve our value proposition and service, by being closer to our customers through more stores and distribution agreements, a digital platform and customer loyalty programs, and by giving our customers access to a broader assortment, better options and availability of medicines, personal care, beauty and relevant health and wellness products and services. In order to achieve this, the Health Division is working on leveraging two strong capability sets: (i) the health-industry knowledge, marketing and operational skills acquired through the incorporation of Chile-based Socofar and (ii) the skills that the Proximity Division has developed in the operation and growth of other small retail formats, particularly in Mexico. These capabilities include commercial, marketing and production skills as well as site selection, logistics, business processes, human resources, inventory and supplier management.

The drugstore markets in Mexico and Colombia are still fragmented, and the Health Division believes it is well equipped to create value by continuing to grow in these markets and by assuming a value-creating role in its long-term consolidation. Furthermore, Socofar gives FEMSA the opportunity to pursue a regional strategy across South America from a solid platform anchored in the Chilean market and with compelling growth opportunities in Colombia, Ecuador and beyond.

Store Locations

As of December 31, 2021, the Health Division operated 3,652 points of sale, including 1,428 in Mexico, 892 in Chile, 813 in Ecuador and 519 in Colombia.

During 2021, the Health Division expanded its operations by 284 additional stores on top of the 3,368 stores operating in 2020, highlighting a less challenging environment in Chile, Colombia and Mexico, that allowed the Health Division to re-accelerate its growth strategy. In Ecuador we experienced a negative impact in the expansion plan due to the economic crisis and social mobility restrictions related to the COVID-19 pandemic.

The average investment required to open a new store varies, depending on location and whether the store is opened in an existing store location or requires construction of a new store. Although our expansion plans in Ecuador were affected by the effects of the COVID-19 pandemic during 2020, the Health Division expects to continue implementing its expansion strategy by emphasizing growth in markets where it currently operates and by expanding in underserved and unexploited markets. Most of the drugstore-related real estate is operated under lease agreements.

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

Market and Store Characteristics

Market Characteristics

The drugstore market in Mexico is highly fragmented among national and regional chains as well as independent drugstores, supermarkets and other informal neighborhood drugstores. There are more than 37,000 drugstores and health-related points of sale in Mexico; however, the Health Division only represents 3.8% of the total number of pharmacies in Mexico with a presence in 18 of 32 states in the country.

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

In the Health Division, 66% of the customers are between the ages of 25 and 54, 57% of which are female. Customers are segmented by sociodemographic and transactional variables, such as the type of products, amount and frequency of purchases, in order to generate a more personalized value offer through specialty programs, communication and targeted campaigns. Additionally, the Health Division began incorporating predictive data models to their segmentation strategies to further enhance its value proposition.

Store Characteristics

The Health Division’s stores are operated under the following trade names: Farmacias YZA, Farmacias Moderna and Farmacias Farmacon in Mexico; Fybeca and Sana Sana in Ecuador; Farmacias Cruz Verde in Chile and Colombia; and beauty stores under the trade name Maicao in Chile. The average size of the Health Division’s stores is 108 square meters in Mexico, 178 square meters in Chile, 95 square meters in Colombia and 133 meters in Ecuador, including selling space and storage area. On average, each store has between 4 and 10 employees depending on the size of and traffic into the store. Patented and generic pharmaceutical drugs, beauty products, medical supplies, wellness, and personal care products are the main products sold at the Health Division’s stores.

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

Fuel Division

Overview

The Fuel Division operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2021, the Fuel Division operated 567 service stations located in 17 states throughout Mexico, concentrated mainly in the northern region of Mexico.

Fuel Division—Overview

Year Ended December 31, 2021

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2021		2021 vs.2020	2021		2021 vs.2020
Fuel Division	Ps.	39,922	16%	Ps.	5,269	9%

Business Strategy

The Fuel Division’s business strategy is to accelerate the rate at which it opens service stations in previously identified regions in Mexico by way of leases, procurement or construction of stations and by including institutional customers to its network.

The Fuel Division also aims to strengthen its services in its retail gas stations in Mexico to fulfill consumers’ needs and increase traffic in those service stations while developing and maintaining an attractive value proposition to draw potential customers in a competitive environment. Furthermore, although the Proximity and Fuel Divisions operate as separate businesses, the Fuel Division’s service stations often have an OXXO store on the premises, strengthening the OXXO brand and complementing the value proposition. Despite market volatility and a gradually recovering mobility that was still impacted by the COVID-19 pandemic, we remain focused on improving our customer value proposition and enhancing underlying profitability by fine-tuning our business model, revenue management capabilities and adjusting our pricing strategies in an increasingly competitive market.

Service Station Locations

As of December 31, 2021, the Fuel Division operated 567 service stations, concentrated in the northern region of the country but with a presence in 17 states throughout Mexico.

In 2021, the Fuel Division built four new service stations, added nine service stations operated by third parties and added a new supply service to third parties.

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

The average size of the fuel service dispatch area is 216 square meters. On average, each service station has 11 employees.

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

Logistics and Distribution

Overview

This segment is comprised of FEMSA’s Logistics and Distribution operations in the United States and Latin America. In the United States, Logistics and Distribution operates through Envoy Solutions, a diversified distribution company for facility supplies, packaging solutions and equipment, food service disposables, and specialty products. In Latin America, Logistics and Distribution operates through Solística, a leading third-party logistics solutions provider supporting FEMSA operations and logistics of third-party and FEMSA-related customers.

Services in the United States

We design and execute customer-specific supplies distribution solutions that include forecasting and planning of customer-specific requirements, inventory management, product use training, and fulfillment schedules for each of our customers’ locations in two main product categories: Facility Supplies Distribution and Packaging Solutions.

Through the Facility Supplies Distribution category, we distribute both janitorial and sanitation products and food service disposables. Janitorial and sanitation supplies include every-day hygiene, janitorial supplies and related equipment and products, such as sanitary paper, floor care products, cleaning chemicals and dispensing equipment. Food service disposables include take-out containers and related food service disposables for the restaurant industry. Product examples include paper and plastic cups, plates, straws, paper take-out boxes, among others.

Through the Packaging Solutions category, we provide packaging supplies and equipment, as well as packaging equipment maintenance directly in our customers’ sites. Product examples include plastic wraps and films, corrugated cardboard, packaging tape and bags, packaging equipment, among other related categories.

In the United States, Logistics and Distribution fulfills over 1.5 million orders per year reaching over 200,000 of our customers’ locations. This represents more than 600 million pounds delivered on a yearly basis, with a wide array of products and categories as described above, to a diverse customer base that includes companies and facilities in the hospitality, health care, entertainment, education and government sectors, among others.

Services in Latin America

We provide services to our customers through two main product categories in Latin America, Transportation and Warehouse Management, and a third category that we refer to as Other Services. As part of our Other Services category, we provide comprehensive fleet maintenance solutions and related services.

Within the Transportation category, there are three sub-categories of services: full truckload, less than truckload and dedicated fleet services. Through its full truckload service, Solística contracts with independent motor carriers or a self-operated fleet and connects its customers with contracted motor carriers specializing in their transportation and product types. Through its less than truckload service, Solística consolidates and ships single or multiple pallets from different customers into one single freight or truckload. Through its dedicated fleet services, Solística manages different types of transportation for large customers using a dedicated fleet of transport equipment. Some of Solística’s customers in this segment include Coca-Cola FEMSA and Heineken.

Within the Warehouse Management category, we provide management of warehouse operations for third parties, including dry, multi-temperature and bonded warehouses. Solística also offers services through its managed warehouses, such as labeling, packing and co-packing, reverse logistics, palletizing among others.

In Latin America, Logistics and Distribution fulfills over 1.9 million trips per year, reaching over 160,000 of our customers’ locations every week. This represents more than 77,600 million pounds transported every year on behalf of our customers.

The table below shows a breakdown of sales per business segment and an approximate growth rate versus 2020:

	Total Share	2021 vs. 2020
Service	of 2021 sales	Growth [1,2]
Facility Supplies Distribution	46%	160%
Packaging Solutions	6%	317%
Transportation	33%	3%
Warehouse Management	6%	—%
Other services	9%	55%
Total	100%	58%
(1)	Includes acquisitions closed during 2021 starting from the closing date of each acquisition.
(2)	2020 comparison base considers acquisitions made during 2020 starting from the closing date of each acquisition.

Business Strategy

Logistics and Distribution focuses on two main strategies. First, increasing its relevance and scale in the United States by playing a leading role in the continuous consolidation of the janitorial and sanitation and specialized distribution space while expanding its footprint, and second, becoming the leading multi-vertical and multi-industry, fully integrated third-party logistics operator in Latin America.

Logistics and Distribution is implementing these strategies by leveraging some of FEMSA’s legacy capabilities: (i) robust logistic and supply chain management skills that FEMSA has acquired from its legacy Solística business, which demands a high focus on operating efficiency and mastering of complex, high-frequency distribution networks and (ii) the ability to maximize customers’ value propositions by expanding to adjacent service and product categories, leveraging our existing assets.

Logistics and Distribution has developed robust operating skills that are supported by modern technology tools and infrastructure, such as our intelligence center in Latin America, which remotely monitors Solística's more than 6,000 trucks, keeping track of their location, productivity and maintenance indicators, while determining the most efficient and safe routes to transport our customers’ goods in the most secure way. This allows Logistics and Distribution to efficiently manage highly capillary distribution routes, while maximizing value per customer, supported by a sophisticated pricing architecture and robust marketing and sales teams across its operations.

Additionally, Logistics and Distribution is taking advantage of structural market opportunities, such as: (i) a fragmented janitorial and sanitation, specialized distribution and packaging solutions and distribution industry in the United States which is still dominated by a series of individual wholesalers and distributors and (ii) an informal and fragmented logistics solutions industry in Latin America where institutional customers depend on fragmented solutions and independent suppliers without multimodal or value-added capabilities.

Geographic Footprint

In Latin America we operate in Mexico, Brazil, Colombia, Costa Rica, Guatemala and Panama. In the United States we operate in 31 states, with strong presence in the West Coast and the Northeast and Mid-Atlantic regions.

The below map shows the geographic footprint of Logistics and Distribution:

As of December 31, 2021, 57% of Logistics and Distribution’s revenue was generated in the United States.

Competition

In Latin America, we face competition from institutional and independent players, which include a fragmented man-truck market. Additionally, we face competition from global competitors serving several verticals, such as DHL Supply Chain, XPO Logistics, CEVA, Ryder and Penske. We also face competition from small to medium institutional players such as Bomi, Almaviva, Blu, NTA and other local players with significant expertise in specific sectors.

In the United States, the market in which Logistics and Distribution operates is highly competitive. There are few national, but numerous regional and local distributors of facility supply solutions. Several groups of distributors have created strategic alliances to provide broader geographic coverage for larger customers. Other key competitors include the business-to-business divisions of big box stores, purchasing group affiliates and both catalog-based and online business-to-business suppliers as well as e-commerce businesses. Our main competitors in the United States are Imperial Dade, Bunzl, Brady, Veritiv, Grainger, among others.

Inventory and Purchasing

The services that Logistics and Distribution provides in Latin America allow for very low levels of inventory, while customer-centric services in the United States balance the need for high fill rates with the aggressive management of inventory levels.

Our goals are to continue to increase our inventory efficiency over the long term as we grow, further optimize our distribution network, manage stock keeping unit complexity and leverage our common information technology and logistics platforms.

In addition to our inventory management team, our purchasing process is managed through an inventory management system which forecasts demand based on customer ordering patterns. This system monitors our inventory and alerts our purchasing managers of items approaching low levels of stock. We balance ordering and carrying costs in an effort to minimize total inventory costs. Demand forecasting is automated and is primarily based on historical sales, taking into account seasonally adjusted demand and supply lead times, which in turn are key inputs into setting safety stock levels.

Suppliers

Logistics and Distribution purchases products from thousands of suppliers, both domestic and international, across different business segments. Although varying by segment, Logistics and Distribution’s suppliers consist mostly of large, well-known corporations selling national and regional brand name and private label products and, to a more limited extent, independent regional and private label suppliers. Suppliers are selected based on customer demand for the product and a supplier’s total service, cost and product quality offering.

Customers

In the United States, this business segment serves a diverse group of more than 67,000 institutional customers across different industries such as retailers, hospitality, healthcare, education and government institutions, among others.

In Latin America, Logistics and Distribution serves close to 5,000 customers and it also serves FEMSA’s related parties such as Coca-Cola FEMSA and OXXO. As of December 31, 2021, FEMSA related parties account for 18% of Logistics and Distribution’s total revenues.

Heineken Investment

FEMSA owns a non-controlling interest in the Heineken Group, one of the world’s leading brewers. As of December 31, 2021, our 14.76% economic interest in the Heineken Group comprised 35,318,320 shares of Heineken Holding N.V. and 49,697,203 shares of Heineken N.V. For 2021, FEMSA recognized share of equity accounted investee’s profit of Ps. 10,775 million from its 14.76% economic interest in the Heineken Group. See Note 10 to our audited consolidated financial statements.

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

Coca-Cola FEMSA also continues to distribute and sell Heineken beer products in Coca-Cola FEMSA’s Brazilian territories pursuant to Coca-Cola FEMSA’s distribution agreement entered into in 1993 with Heineken Brazil. In February 2021, Coca-Cola FEMSA entered into a new distribution agreement with a five-year term, which is subject to automatic renewal subject to certain terms and conditions. Pursuant to this new distribution agreement, Coca-Cola FEMSA continues to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and has added the premium brand Eisenbahn and other premium international brands to its portfolio and has ceased to sell and distribute Heineken and Amstel beer brands in most of its territories. In addition, Coca-Cola FEMSA now has the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. See “Item 4. Information on the Company—Coca-Cola FEMSA—Sales Volume and Transactions Overview—South America (Excluding Venezuela)” and “Item 8. Financial Information—Legal Proceedings.”

Other Businesses

Our other businesses (“Other Businesses”) consist of the following operations that support our core operations:

●	Our digital business initiatives include Spin by OXXO, a digital wallet that aims to solve the financial needs of our consumers and small businesses, and OXXO Premia, a customer loyalty program that seeks to further connect OXXO with its customers while rewarding them for their day-to-day spending, among other related digital financial services and customer loyalty initiatives.

●	Our refrigeration business manufactures vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 671,200 units on December 31, 2021. In 2021, this business sold 527,868 refrigeration units, 23% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to other clients. Also, this business includes manufacturing operations for food processing, storage and weighing equipment.

Description of Property, Plant and Equipment

As of December 31, 2021, Coca-Cola FEMSA owned all of its manufacturing facilities and 79% of its distribution centers, consisting primarily of production and distribution facilities for its soft drink operations and office space. In addition, the Proximity Division owns approximately 13% of OXXO stores, while the remaining stores are located on leased properties and substantially all of its distribution centers are under long-term lease arrangements with third parties. The Health Division leases seven distribution centers, three of which are in Chile, two in Mexico, one in Colombia and one in Ecuador, and it also has one manufacturing facility for pharmaceuticals in Chile. Most of the Health Division’s stores are under lease arrangements with third parties.

The table below summarizes by country, installed capacity and average annual percentage utilization and utilization during peak month of Coca-Cola FEMSA’s production facilities:

Bottling Facility Summary

As of December 31, 2021

	Installed	Average		Utilization in
	Capacity	Annual	Utilization in	Peak Month
	(thousands of	Utilization(1)(2)	Peak Month(1)	Main Packages(1)(3)
Country	unit cases)	(%)	(%)	(%)
Mexico	2,858,718	46	60	77
Guatemala	160,000	62	70	76
Nicaragua	100,114	46	55	67
Costa Rica	92,747	42	47	90
Panama	72,241	41	45	88
Colombia	633,000	46	61	62
Brazil	1,585,944	65	76	81
Argentina	417,263	32	42	79
Uruguay	135,181	29	36	47
(1)	Calculated based on each bottling facility’s theoretical capacity assuming total available time in operation and without considering ordinary interruptions, such as planned downtime for preventive maintenance, repairs, sanitation, set-ups and changeovers for different flavors and presentations. Additional factors that affect utilization levels include seasonality of demand for Coca-Cola FEMSA’s products, supply chain planning due to different geographies and different packaging capacities.
(2)	Annualized rate.
(3)	Considers the average annual utilization of the main packaging lines in the country (excluding bulk water and fountain), during the peak month.

The table below summarizes by Coca-Cola FEMSA’s principal production facilities in terms of installed capacity, including their location and facility area:

Bottling Facility by Location

As of December 31, 2021

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

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disasters, including hurricanes, hail, earthquakes and damages caused by human acts, including explosions, fire, vandalism and riots. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2021, the policies for “all risk” property insurance were issued by AXA Seguros, S.A. de C.V., policies for liability insurance were issued by Mapfre México, S.A. and the policy for freight transport insurance was issued by AXA Seguros, S.A. de C.V. Our “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

Capital Expenditures and Divestitures

Our consolidated capital expenditures for the years ended December 31, 2021, 2020 and 2019 were Ps. 24,055, Ps. 20,893 million and Ps. 25,579 million, respectively, which were primarily funded with cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2021		2020 (Revised)		2019 (Revised)

		(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	13,865	Ps.	10,354	Ps.	11,465
Proximity Division		7,179		6,907		10,374
Health Division		2,049		1,694		1,529
Fuel Division		243		549		706
Logistics and Distribution		557		481		464
Other (1)		162		908		1,041
Total	Ps.	24,055	Ps.	20,893	Ps.	25,579
(1)Includes consolidation adjustments.

Coca-Cola FEMSA

In 2021, 2020 and 2019 Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.

Coca-Cola FEMSA has budgeted capital expenditures in an amount ranging between 7.0% and 8.0% of total revenues for 2022, which amount will primarily focus on strengthening infrastructure, especially returnable bottles and cases, investments in information technology and investments in assets that increase its presence in the market. As is customary, this amount will depend on market and other conditions, including the further development of the COVID-19 pandemic across its territories.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2022, approximately 38.6% will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2022.

Proximity Division

The Proximity Division’s principal investment activity is the construction and opening of new stores and refurbishment of existing stores, which are mostly OXXO Stores. During 2021, the Proximity Division opened 1,311 new stores and permanently closed 446, resulting in 865 net new OXXO stores. These numbers reflect the effects that the consumer behavior changes in connection with the COVID-19 pandemic had on the Proximity Division’s overall performance.

The Proximity Division invested Ps. 7,179 million in 2021 in the addition of new stores, warehouses and improvements to leased properties, renewal of equipment and information technology related investments.

Health Division

The Health Division’s principal investment activity is the construction and opening of new drugstores in the countries where we operate. During 2021, the Health Division opened 97 net new drugstores in Mexico and 187 net new drugstores in Chile, Colombia and Ecuador. The Health Division invested Ps. 2,049 million in 2021 in the addition of new stores, warehouses and improvements to leased properties and information technology investments.

Fuel Division

During 2021, the Fuel Division invested Ps. 243 million on capital expenditures, mainly in major maintenance and remodeling of service stations, IT systems and opening thirteen new service stations.

Logistics and Distribution

During 2021, Logistics and Distribution invested Ps. 557 million on capital expenditures, mainly in distribution infrastructure, improvements to leased properties and information technology investments.

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

Tax Reforms

Chile

In 2021, corporate income tax rate in Chile remains 27%. The Chilean tax authority included an instant depreciation regime of 50% for acquisition of new assets acquired between January 1, 2019 and December 31, 2021, with the possibility to apply accelerated depreciation to the 50% residual basis.

Mexico

In January 2021 a modification of the Mexican Federal Tax Code to increase the number of events that may trigger the joint and several liability of partners, shareholders, directors, managers or any other person responsible for the management of a business, added a new disclosure obligation of certain reportable transactions to tax authorities, and increased the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities consider the existence of merely tax benefit, rather than a business reason or an alternative economic benefit, is the primary factor behind a transaction or legal structure.

In accordance with amendments to Mexican tax laws in effect from January 1, 2022, Mexican issuers are joint and severally liable for taxes payable on gains derived from the sale or disposition of its shares or securities representing its shares, such as ADSs, by major shareholders who are non-Mexican residents with no permanent establishment in Mexico for tax purposes, to other non-Mexican residents with no permanent establishment in Mexico for tax purposes, to the extent that such Mexican issuer fails to provide certain information with respect to such sale or disposition to the Mexican tax authorities. For purposes of these regulations, “major shareholders” are shareholders that are identified in reports submitted by the Mexican issuer to the CNBV on an annual basis as a result of being (i) directors or officers who directly or indirectly own 1.0% or more of the Mexican issuer’s capital stock, (ii) shareholders who directly or indirectly own 5.0% or more of the Mexican issuer’s capital stock or (iii) within the ten largest shareholders of the Mexican issuer based on direct ownership of shares of capital stock. Although in some instances Mexican tax authorities have indicated that this reporting obligation would only apply to transfers of shares or securities representing shares that result in a change of control, there are no established criteria or general interpretations to that effect issued by the Mexican tax authorities. There is currently no obligation by non-Mexican residents to inform Mexican issuers about their sales or dispositions of shares or securities representing shares, which limits our ability to comply with our reporting obligations to the Mexican tax authorities. Therefore, the amount of a potential tax liability is uncertain and difficult to determine given inherent mechanics and procedures, including the application of any tax treaties available, applicable to the trading of publicly-traded securities.

In April 2021, the Mexican government amended the Federal Labor Law, the Mexican Federal Tax Code and other laws that regulate labor benefits to prohibit the outsourcing of personnel except in certain circumstances, such as specialized works or services that are not part of the core business of a company and that are provided by service providers registered with the Ministry of Labor and Social Welfare. As a result of this tax reform, the deduction of expenses related to outsourcing is prohibited as well as the ability to credit the value-added tax generated by the expenses related to the outsourcing and, in extreme cases, the outsourcing of personnel may qualify as tax fraud. This reform became effective on September 1, 2021.

As a consequence of the Labor reform there is an increase on the profit sharing to be paid to employees on a yearly basis. The increase is the result of transferring employees as obligated by the Federal Labor Law from service companies to operating companies, where the profit margins are higher and therefore more profit sharing is to be paid, and there is a cap in the payment of profit sharing of up to three months of salary per employee.

On January 1, 2020, a new tax regime in Mexico became effective regarding foreign transparent vehicles and changes were made to the preferential tax regime. As a result of such changes, the dividends from Heineken Group are subject to a 30.0% income tax in Mexico when received.

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

Colombia

In 2021 a new tax reform in Colombia increased the income tax rate from 30% to 35% for 2022 onwards and limited to 50% the possibility to deduct the municipality sales tax against income tax.

On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the income tax rate from 33.0% for 2019 to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% for 2018 to 1.5% for 2019 and 2020, and to 0.0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1 and was modified to apply only to transactions between related parties. Commencing on January 1, 2019, value-added tax, which was applied only to the first sale in the supply chain before December 31, 2018, began to be applied and transferred throughout the entire supply chain, which in our case results in charging value-added tax on the sales price of our finished goods (applicable to our Colombian subsidiary located in the free trade zone). For companies located in free trade zones, the value-added tax is charged on the cost of imported raw materials of national and foreign origin, which we can credit against the value-added tax on the sales price of our products. The municipality sales tax was 50.0% deductible against payable income tax for 2019 and was 100.0% deductible in 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax. Additionally, this tax reform increased the tax rate on dividends paid to foreign individuals and non-resident entities from 5.0% to 7.5%. The tax reform also imposed a tax rate of 7.5% on dividends paid to Colombian companies. This tax is charged only on the first distribution of dividends from one Colombian corporate entity to another, and a credit resulting from the tax withholding is carried forward until a Colombian company makes a distribution to a shareholder that is an individual residing in Colombia or a non-resident individual or entity.

In October 2019, the Colombian courts declared the tax reform that became effective on January 1, 2019 unconstitutional. On December 27, 2019, the Colombian government enacted a new tax reform, which became effective on January 1, 2020. In general, the reform maintained the provisions introduced on the previous tax reform and included some additional changes, as follows: (i) the minimum assumed income tax rate (renta presuntiva sobre el patrimonio) was reduced from 1.5% to 0.5% for 2020 and eliminated for the year 2021 and beyond; (ii). the tax rate on dividends paid to Colombian resident individuals was reduced from 15.0% to 10.0%; (iii) the tax rate on dividends paid to foreign individuals and non-resident entities was increased from 7.5% to 10.0%; (iv) the possibility to deduct 100% of the municipality sales tax against payable income tax was postponed to 2022; and (v) taxpayers were granted more flexibility to credit or recover the value-added tax of imported goods from free trade zones.

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

Panama

Until November 17, 2019, Panama imposed an excise tax of 5.0% on carbonated beverages and imported non-carbonated beverages and a 10.0% selective consumption tax on syrups, powders and concentrate used to produce sugary drinks. On November 18, 2019, Panama replaced such excise tax with an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 milliliter, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. As of January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 milliliters, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.

Nicaragua

On March 1, 2019, a tax reform became effective in Nicaragua, increasing the excise tax for all beverages (except for water) from 9.0% to 11.0%, to 13.0% on January 1, 2020 and to 15.0% starting on January 1, 2021. Starting on March 1, 2019, the minimum alternative income tax increased from 1.0% to 3.0%.

Uruguay

On December 29, 2020, the Uruguayan government issued an executive decree to modify the way the excise tax credit of beverages sold in returnable bottles is calculated, which excise tax credit is currently 1.15 Uruguayan pesos (Ps. 0.53 as of December 31,2020) per liter. Starting on January 1, 2021 and until June 30, 2021, the excise tax credit shall be calculated based on the ratio of purchases made by any company in Uruguay selling returnable bottles produced in Uruguay in the last three years to the total purchases of returnable bottles made by such company in and outside Uruguay in the last three years. The Uruguayan government did not issue another executive decree with the rules; therefore, since July 1, 2021, this tax credit is no longer applicable.

On December 31, 2021, the Uruguayan government issued an executive decree that increased the excise tax for energy drinks from 19.0% to 22.0%. This increase is effective as of January 2022.

On December 29, 2020, the Uruguayan government issued an executive decree to modify the way the excise tax credit of beverages sold in returnable bottles is calculated, which excise tax credit is currently 1.15 Uruguayan pesos (Ps. 0.53 as of December 31, 2021) per liter. Starting on January 1, 2021 and until June 30, 2021, the excise tax credit was calculated based on the ratio of purchases made by any company in Uruguay selling returnable bottles produced in Uruguay in the last three years to the total purchases of returnable bottles made by such company in and outside Uruguay in the last three years. The Uruguayan government did not issue another executive decree with the rules so since July 1st, 2021, this tax credit is no longer applicable.

Brazil

In early 2017, the Supreme Court decided that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Coca-Cola FEMSA’s Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-

added tax as a basis by the Supreme Court’s first ruling and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. In 2021, the federal production and sales taxes together resulted in an average of 16.2% tax over net sales.

In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018, was increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, was reduced to 8.0% from July 1, 2019 to September 30, 2019 and was increased to 10.0% from October 1, 2019 to December 31, 2019. The excise tax rate was reduced to 4.0% from January 1, 2020 to May 31, 2020, was increased to 8.0% from June 1, 2020 to November 30, 2020 and was reduced again to 4.0% on December 1, 2020 until January 31, 2021 and it was increased to 8% from February 1, 2021 onward. The tax credit that Coca-Cola FEMSA may recognize in its Brazilian operations in connection with purchases of concentrate in the Manaus free Trade Zone has therefore been affected.

Argentina

On January 1, 2018, a tax reform became effective in Argentina that reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for 2020.

This same tax reform decreased the sales tax rate in the province of Buenos Aires from 1.75% to 1.5% in 2018. The reform scheduled a reduction in the sales tax rate in the City of Buenos Aires from 2.0% to 1.5% in 2019, to 1.0% in 2020, to 0.5% in 2021 and to 0.0% in 2022. Nonetheless, the Argentine government has issued several executive decrees since 2019 to maintain the sales tax rate for the province of Buenos Aires and the City of Buenos Aires at a rate of 1.5%.

In June 2021 (with retroactive effects as of January 2021), the Argentine government increased the income tax rate to 35.0% for 2021 onwards and imposed a tax rate of 7.0% on dividends paid to non-resident stockholders and resident individuals.

Taxation of Beverages

All the countries where Coca-Cola FEMSA operates, except for Panama, impose value-added tax on the sale of sparkling beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, an average percentage of 15.9% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the states of Parana and Rio de Janeiro, 17.0% in the states of Goias and Santa Catarina, 18.0% in the states of São Paulo and Minas Gerais, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Goias, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where we operate, defined primarily through a survey conducted by the government of each state, which in 2021 represented to Coca-Cola FEMSA an average taxation of approximately 17.0% over net sales.

Several of the countries where Coca-Cola FEMSA operates impose excise or other taxes, as follows:

●	Mexico imposes an excise tax on the production, sale and import of beverages with added sugar and HFCS, which as of January 1, 2022, was equal to Ps. 1.3996 per liter. This excise tax is applied only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting it. This excise tax rate will be in effect until December 31, 2022, and will thereafter be subject to an annual increase based on the previous year’s inflation rate. From January 1, 2021 to December 31, 2021 the excise tax was Ps. 1.3036 per liter.
●	Guatemala imposes an excise tax of 0.18 cents in local currency (Ps. 0.48 as of December 31, 2021) per liter of sparkling beverage.
●	Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 19.76 colones (Ps. 0.63 as of December 31, 2021) per 250 ml, and an excise tax (which is a contribution to the National Institute of Rural Development (Instituto Nacional de Desarrollo Rural)) currently assessed at 6.787 colones (approximately Ps. 0.22 as of December 31, 2021) per 250 ml.

●	Since January 1, 2021, Nicaragua imposes a 15.0% tax on beverages, except for water (from January 1, 2020 to December 31, 2020 the excise tax was 13.0%, from March 1, 2019 to December 31, 2019 the excise tax was 11.0% and prior to March 1, 2019 the excise tax was 9.0%) and municipalities impose a 1.0% tax on our Nicaraguan gross income.
●	Until November 17, 2019, Panama imposed an excise tax of 5.0% on carbonated beverages and on imported noncarbonated beverages and a 10.0% selective consumption tax on syrups, powders and concentrate used to produce sugary drinks. On November 18, 2019, Panama replaced such excise tax with an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. Since January 1, 2020, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.
●	Argentina imposes an excise tax of 8.7% on sparkling beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on sparkling water and flavored sparkling beverages with 10.0% or more fruit juice content, although this excise tax is not applicable to some of Coca-Cola FEMSA’s products.
●	Brazil assesses an average production tax of approximately 4.1% and an average sales tax of approximately 12.09% over net sales. Except for sales to wholesalers, these production and sales taxes apply only to the first sale and Coca-Cola FEMSA is responsible for charging and collecting these taxes from each of its retailers. For sales to wholesalers, they are entitled to recover the sales tax and charge this tax again upon the resale of Coca-Cola FEMSA’s products to retailers.
●	Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.2% of net sales.
●	Uruguay imposes an excise tax of 19.0% on sparkling beverages, an excise tax of 12.0% on juice-based beverages with at least 10.0% natural fruit juice content (or at least 5.0% natural fruit juice content in the case of lemon), and an excise tax of 8.0% on sparkling water and still water.

Antitrust Legislation

The Federal Antitrust Law (Ley Federal de Competencia Económica) regulates monopolistic and anti-competitive practices in Mexico and requires approval of certain mergers and acquisitions that exceed certain amounts or that may have anti-competition effects. The Federal Antitrust Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. The Federal Antitrust Commission (Comisión Federal de Competencia Económica) (“COFECE”) is the Mexican antitrust authority, which has constitutional autonomy. COFECE can regulate essential facilities, order the divestment of assets and eliminate barriers to competition, set higher fines for violations of the Federal Antitrust Law, implement important changes to rules governing mergers and anti-competitive behavior and limit the availability of legal defenses against the application of the law.

We are subject to antitrust legislation in the countries where we operate. Certain relevant acquisitions or divestitures of businesses may be subject to the requirement to obtain certain authorizations from the relevant authorities.

Price Controls

Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we operate. Currently, there are no price controls on our products in any of the territories where we operate, except for Argentina. In 2020, the Argentine government imposed statutory price restraints with respect to certain of our products and the list of products to which the voluntary price restraints applies was expanded. Any changes to applicable law affecting prices could have an adverse effect on our business. See “Item 3. Key Information—Risk Factors—Risks Related to Our Company—Regulatory developments in the countries where we operate may adversely affect our business, financial condition and results of operations.”

Environmental Regulations

We have an Environmental Management System (EMS) that includes environmental policies and procedures that intend to identify, address and minimize environmental risks, as well as to implement appropriate strategies for the use of clean and renewable energy, efficient use of water and waste management throughout the value chain of all of our operations. We have programs that seek to reduce energy use and diversify our portfolio of clean and renewable energy sources to reduce greenhouse gas emissions and contribute to the fight against climate change. In addition, we establish short-, medium-, and long-term goals and indicators for the use, management and confinement of energy, air emissions, water discharges, solid waste and disposal of hazardous materials. All of Coca-Cola FEMSA’s bottling facilities are ISO14001 certified, 22 are Zero Waste certified and 18 of our bottling facilities are Clean Industry certified.

In 2021, 60.9% of FEMSA Comercio’s total energy requirements in Mexico were obtained from renewable energy sources.

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

In Coca-Cola FEMSA’s Mexican operations, Coca-Cola FEMSA established a partnership with TCCC and Alpla, its supplier of plastic bottles in Mexico, to create Industria Mexicana de Reciclaje (IMER), a PET recycling facility located in Toluca, Mexico. In 2021, this facility recycled 19,138 tons of PET resin. Coca-Cola FEMSA has also continued contributing funds to ECOCE, A.C., a nationwide collector of containers and packaging materials. In 2021, ECOCE collected 59.0% of the total PET resin waste in Mexico.

All of Coca-Cola FEMSA’s bottling plants located in Mexico have received certain environmental certificates by federal and/or local authorities which are annually renewed.

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

Coca-Cola FEMSA’s Brazilian operations are subject to several federal, state and municipal laws and regulations related to the protection of the environment. Among the most relevant laws and regulations are those dealing with the emission of greenhouse gases, the disposal of wastewater and solid waste, and soil contamination, which impose penalties, such as fines, facility closures and criminal charges depending upon the level of non-compliance. Among other regulations, a municipal regulation of the City of São Paulo, implemented pursuant to Law 13.316/2002, requires us to collect 90.0% of PET resin bottles sold. Coca-Cola FEMSA is currently unable to collect the entire required volume of PET resin bottles we sell in the City of São Paulo and could be fined and be subject to other sanctions, such as the suspension of operations in any of our bottling plants and/or distribution centers located in the City of São Paulo. In October 2010, the municipal authority of São Paulo levied a fine on our Brazilian operating subsidiary of 250,000 Brazilian reais (Ps. 0.9 million as of December 31, 2021). Coca-Cola FEMSA has filed a legal recourse against the imposition of this fine, which is pending resolution.

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

Water Supply

Given that water is an essential resource to carry out all human activity, and given its key role in Coca-Cola FEMSA’s business as a beverage bottler company, comprehensive and efficient water management is of utmost importance. As a result, as of December 31, 2021, Coca-Cola FEMSA had a water use ratio of 1.47 liters of water per liter of beverage produced, which is a benchmark within the TCCC system. Additionally, as part of its sustainability strategy, in September 2021, Coca-Cola FEMSA issued sustainability-linked bonds in the Mexican markets, where it committed to achieve a water use ratio of 1.36 by 2024 and 1.26 by 2026. The bond’s interest rate depends on Coca-Cola FEMSA achieving these key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, the interest rate on the bonds will increase by 25 basis points. In addition, Coca-Cola FEMSA’s goal is to further reduce its water consumption and to return to the environment and its communities the same amount of water used to produce its beverages. With respect to waste water treatment, all of Coca-Cola FEMSA’s bottling plants have their own waste water treatment plants or have contracted related services to ensure the quality of the waste water discharge.

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

Energy Regulations

In 2013, the Mexican government approved a decree containing amendments and additions to the Mexican Constitution in matters of energy (the “Mexican Energy Reform”). The Mexican Energy Reform opened the Mexican energy market to the participation of private parties including companies with foreign investment, allowing for FEMSA to participate directly in the retail of fuel products. Secondary legislation and regulation of the approved Mexican Energy Reform was implemented during 2016 and 2017. Prior 2017, fuel retail prices were established by the Mexican executive power by decree by end of 2017 retail prices were fully deregulated and freely determined by market conditions. As part of the secondary legislation in connection with the Mexican Energy Reform, the Security, Energy and Environment Agency (the Agencia de Seguridad, Energia y Ambiente, or “ASEA”) was created as a decentralized administrative body of SEMARNAT. ASEA is responsible for regulating and supervising industrial and operational safety and environmental protection in the installations and activities of the hydrocarbons sector, which includes all our Fuel Division operations. Additionally, the CRE is the regulatory body responsible for the authorization of sale of fuel to the public at gas stations. We believe that the Fuel Division is in material compliance with the relevant ASEA and CRE regulations and administrative provisions.

Effective as of July 2020, the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) approved an increase to transmission fees payable by entities that generate energy from renewable sources or efficient cogeneration sources. While this increase applies directly to the energy producers of such projects, end-users, such as ourselves, may face increases in our costs for energy consumption from such energy producers. A number of legal recourses against this increase have been filed by such energy producers. As a result, the competent courts suspended the effects of such increased transmission fees until the legal proceedings are definitively resolved. We cannot assure you that these legal measures will have the desired effect or that this increase will not have an adverse impact on our results of operations.

In October 2020, the CRE approved resolution RES/1094/2020, which modifies the existing rules for the amendment or assignment of power generation and permits. This resolution limits the incorporation of new consumption centers to self-supply schemes, which was previously done in order to receive electric power from clean renewable sources at competitive prices. We have filed a legal recourse against this resolution, which is pending resolution. If our legal recourse is unsuccessful, this resolution could have an adverse impact on our business and results of operations in Mexico.

We are aware that the CRE launched investigations against certain private power generators that could result in the cancellation of such generators’ power supply permits. In the event any of those proceedings affect us due to the revocation of power supply permits from our energy suppliers, we would consider pursuing any available legal recourses.

In March 2021, the Mexican government approved changes to the Mexican Electricity Law to, among other things, modify the order in which the energy of the National Electric System (Sistema Eléctrico Nacional) is dispatched; condition the granting of permits to conform with the planning criteria of the National Electric System; and allow the authorities to revoke energy self-supply permits, such as those granted to certain companies that supply us with electricity. Such changes were challenged by different market participants and its effectiveness has been suspended by the courts until the legal proceedings are definitively resolved. We have filed a legal recourse against these amendments, which is pending resolution. If our legal recourse is unsuccessful, this resolution could have an adverse impact on our business and results of operations in Mexico.

In September 2021, the Mexican President submitted a proposal to Congress to amend the Mexican Constitution seeking comprehensive changes to the Mexican electricity sector. If passed, this reform would result in the cancellation of power supply permits to the private sector and the Federal Electricity Commission (CFE) having absolute control over energy generation and supply in the country, among other changes to the sector. This proposed reform is still pending discussion and resolution in Congress. If the reform is approved, the changes to the electricity sector could result in an increase in our cost of electricity. These and other potential consequences resulting from the reform could have an adverse impact on our business and results of operations in Mexico.

Other Regulations

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

In 2018, the Brazilian government enacted Law No. 13,709/2018 (Personal Data Protection Law), which imposes control measures and other rights and obligations with respect to the processing of personal data by natural persons and legal entities, including by digital means. This law aims to create higher levels of certainty and transparency for data owners, containing obligations to display evidence of compliance and strict penalties for perpetrators who cause damage as a result of their violation of the law. Coca-Cola FEMSA implemented procedures and certain mechanisms to comply with this law, including the appointment of a data protection officer and the creation of a personal data protection committee, and it continues to implement and update the procedures and mechanisms to best address the law’s requirements.

In March 2020, the Mexican government amended the existing Official Mexican Standard ("NOM-051"), which regulates the labeling of prepackaged food and non-alcoholic beverages (“Products”), to introduce a new labeling system for Products sold in Mexico. The amended regulation sets forth that Products’ nutrition facts labels must include protein, sugar, added sugar, sodium, saturated fat and other fat contents per 100 grams or 100 milliliters. Nutrition facts labels must also include complementary nutritional information by means of octagonal seals, which shall apply to Products that exceed the NOM-051 parameters regarding recommended sugar, calorie, sodium, saturated fat and other fat contents, as well as warnings for any Products that contain caffeine or non-caloric sweeteners. In accordance with the amended NOM-051, Coca-Cola FEMSA’s entire portfolio is in compliance with applicable labeling guidelines. However, Coca-Cola FEMSA filed a legal recourse against this regulation, which is pending resolution.

In August 2020, the government of the State of Tabasco, Mexico amended the Health Law of the State of Tabasco (Ley de Salud del Estado de Tabasco), Law of Education of the state of Tabasco (Ley de Educación del Estado de Tabasco) and Municipal Finance Law of the State of Tabasco (Ley de Hacienda Municipal del Estado de Tabasco) to prohibit: (i) the sale or supply to minors (except to parents or legal guardians of minors) certain products, including prepackaged and carbonated beverages with added sugar and (ii) the sale of (or installing vending machines to sell) prepackaged and carbonated beverages with added sugar, among other products, in public or private schools, from elementary schools through high schools, public and private hospitals and health centers. Coca-Cola FEMSA has filed a legal recourse against this amended law, which is pending resolution. If such legal recourse is unsuccessful, this amended law could have an adverse impact on Coca-Cola FEMSA’s business and results of operations in Mexico. In addition, the Municipal Finance Law of the state of Tabasco (Ley de Hacienda Municipal del Estado de Tabasco) was amended to impose an increase of 25.0% to municipal fees payable to advertise these products in billboards and prohibits the placement of such advertisements at a certain distance from private and public schools, hospitals and health centers.

In April 2021, the Mexican government amended the Federal Labor Law, the Mexican Federal Tax Code and other laws that regulate labor benefits to, among other things, prohibit the outsourcing of personnel except in certain circumstances such as specialized works or services that are not part of the core business of a company and that are provided by services providers registered with the Ministry of Labor and Social Welfare. We took the applicable measures to be in compliance with these amendments.

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

Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding our results and financial position during the periods discussed in this section:

●	The unprecedented health crisis arising from the spread of the COVID-19 pandemic resulted in a severe global economic downturn and caused significant volatility, uncertainty, and disruption during 2020. In 2021, the pandemic intensity slowed due to vaccination efforts, thus resulting in a less-challenging operating environment, and we kept our employees’ safety and health as our priority. We continue to closely monitor the evolution of the pandemic in the countries where we operate to take preventive measures to ensure the continuity of operations and safeguard the health and safety of our personnel and customers when needed.
●	Coca-Cola FEMSA collaborated with a resilient traditional trade channel (sales made at small retail stores to consumers), which is its most important sales channel. In addition, its sales through digital channels, such as food aggregators, digital platforms and telemarketing, increased as the imposition of measures and regulations aimed at containing the COVID-19 pandemic tilted some consumer preferences towards these channels. Coca-Cola FEMSA continues to reinforce its presence in digital sales channels in an effort to safeguard the health of its workforce and business partners and to address the growing demand from its business partners through such sales channels. This reinforcement is aligned with Coca-Cola FEMSA’s overall digitization and omnichannel strategies.
●	The Proximity Division benefitted from reduced operating restrictions and gradually recovering mobility trends across its markets. After 2020’s lack of consumer mobility impacted many of OXXO´s main categories, in 2021, the Proximity Division benefited from gradually improving trends in many of its main categories, driven by increased consumer mobility and reduced operating restrictions. This resulted in a robust recovery in same-store sales and overall financial performance. OXXO will closely monitor its value proposition to continuously adapt to the changing consumer trends and overall environment while benefitting from its strong presence and relevance in the markets where it operates.
●	During 2021, we launched Spin by OXXO nationwide in Mexico, which is a digital wallet that operates under an authorization contingent upon pending confirmatory conditions and is enabled by the strong brand recognition and footprint of OXXO. Through Spin by OXXO, we aim to be able to fulfill our customers daily financial needs, while expanding our financial services offer.
●	Also during 2021, we launched OXXO Premia in Mexico, OXXO’s first customer loyalty program. OXXO Premia will allow us to connect further with our customers while rewarding them for their loyalty.
●	The Health Division benefitted from favorable consumer behavior trends, coupled with relevant economic aid programs in some of its most relevant markets, specifically in Chile. These were partially offset by a still-challenging macroeconomic environment in Ecuador that reflects the economic impact of the COVID-19 pandemic. While the markets where the Health Division operates continue to fully re-open, we will continue to leverage our competitive position and consolidated operating structure to seize growth opportunities and strategies across the Health Division’s operations.
●	The Fuel Division experienced a stable financial performance in 2021, largely due to decreased mobility trends related to the COVID-19 pandemic that continued to pressure the recovery of same-station volume, which were offset by pricing gains in connection with international fuel prices. The Fuel Division will continue to seek growth opportunities in Mexico while keeping a disciplined approach to expense management, capital deployment and efficiency.
●	While FEMSA does not operate or do business in Russia or Ukraine, we closely monitor the indirect effects that the war in Ukraine could have on international supply chains, and therefore cost of inputs and overall inflation and other effects like impairment of the Heineken investment. On March 28, 2022, Heineken announced its decision to leave its Russia business and its aim for an orderly transfer of its business to a new owner in full compliance with local laws and regulations.
●	Our consolidated results are also significantly affected by the performance of the Heineken Group, because of our 14.76% economic interest. Our consolidated net income for 2021 included a share of equity accounted investee’s profit of Ps. 10,775 million related to our non-controlling interest in the Heineken Group, as compared to Ps. 434 million loss for 2020.
●	Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil, the United States and the other countries where we operate. For the years ended December 31, 2021, 2020 and 2019, 64.0%, 65.1% and 68.4% respectively, of our total sales were attributable to Mexico. Other than Venezuela and the United States, the participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.

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

Beginning in the fourth quarter of 2020 and through 2021, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 19.66 per US$ 1.00, to a high of Ps. 21.98 per US$ 1.00. At December 31, 2021, the exchange rate (noon buying rate) was Ps. 20.5140 per US$ 1.00. On April 8, 2022, this exchange rate was Ps. 20.0770 per US$ 1.00. A depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar-denominated cash position.

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

The Proximity, Health and Fuel Divisions’ operations are characterized by low margins and relatively high fixed costs. These two characteristics make FEMSA Comercio a business with an operating margin that might be affected more easily by a change in sales levels.

In Logistics and Distribution, each service has different costs and margin dynamics, thus margin profiles change from service to service and region to region. However, each fixed cost structure and asset intensity is similar, as they all rely on extensive distribution networks which represent a majority of Logistics and Distribution’s fixed costs. As a result, operating margins improve with higher utilization rates and by maximizing value per drop size.

Critical Accounting Judgements and Estimates

For a description of the judgements, estimates and assumptions made, see Note 2.3 to our consolidated financial statements.

Future Impact of Recently Issued Accounting Standards not yet in Effect

For a description of the new IFRS and amendments to IFRS adopted during 2021, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards, see Note 29 to our audited consolidated financial statements.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2021, 2020 and 2019.

		Year Ended December 31,
	2021(1)	2021		2020		2019

	(in millions of U.S. dollars and Mexican pesos)
Net sales	$27,051	Ps.	554,923	Ps.	490,425	Ps.	504,059
Other operating revenues	65		1,338		2,541		2,652
Total revenues	27,116		556,261		492,966		506,711
Cost of goods sold	16,698		342,548		303,313		315,230
Gross profit	10,418		213,713		189,653		191,481
Administrative expenses	1,327		27,219		22,988		19,930
Selling expenses	6,536		134,079		123,405		121,871
Other income	287		5,887		3,343		1,013
Other expenses	182		3,727		12,381		4,905
Interest expense	826		16,938		17,516		14,133
Interest income	71		1,464		2,100		3,168
Foreign exchange gain (loss), net	64		1,314		385		(2,467)
Monetary position gain, net	36		738		384		260
Market value (gain) loss on financial instruments	(2)		(38)		264		320
Income before income taxes and share of the profit of equity accounted investees	2,007		41,191		19,311		32,296
Income taxes	696		14,278		14,819		10,476
Share in the (loss) profit of equity accounted investees, net of taxes	525		10,765		(736)		6,228
Consolidated net income	$1,836	Ps.	37,678	Ps.	3,756	Ps.	28,048
Controlling interest	1,388		28,495		(1,930)		20,699
Non-controlling interest	448		9,183		5,686		7,349
Consolidated net income	$1,836	Ps.	37,678	Ps.	3,756	Ps.	28,048
(1)	Translation to U.S. dollar amounts at an exchange rate of Ps. 20.5140 to US$ 1.00, provided solely for the convenience of the reader.

The following table sets forth certain operating results, including intercompany transactions, by relevant reportable segment under IFRS for each of our segments for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
	2021		2020 (3)(4)		2019 (3)(4)		2021 vs. 2020		2020 vs. 2019

	(in millions of Mexican pesos,						Percentage Growth
	except margins)						(Decrease)
Net sales
Coca-Cola FEMSA	Ps.	193,899	Ps.	181,520	Ps.	192,342	6.8%		(5.6)%
Proximity Division		198,066		180,826		184,488	9.5%		(2.0)%
Health Division		73,027		65,172		58,922	12.1%		10.6%
Fuel Division		39,871		34,322		48,790	16.2%		(29.7)%
Logistics and Distribution		48,412		31,568		19,834	53.4%		59.2%
Total revenues
Coca-Cola FEMSA		194,804		183,615		194,471	6.1%		(5.6)%
Proximity Division		198,586		181,277		184,810	9.5%		(1.9)%
Health Division		73,027		65,172		58,922	12.1%		10.6%
Fuel Division		39,922		34,322		48,790	16.3%		(29.7)%
Logistics and Distribution		48,412		31,568		19,834	53.4%		59.2%
Cost of goods sold
Coca-Cola FEMSA		106,206		100,804		106,964	5.4%		(5.8)%
Proximity Division		114,390		106,981		109,711	6.9%		(2.5)%
Health Division		51,291		45,597		41,277	12.5%		10.5%
Fuel Division		34,653		29,493		43,077	17.5%		(31.5)%
Logistics and Distribution		37,843		26,377		18,822	43.5%		40.1%
Gross profit
Coca-Cola FEMSA		88,598		82,811		87,507	7.0%		(5.4)%
Proximity Division		84,196		74,296		75,099	13.3%		(1.1)%
Health Division		21,736		19,575		17,645	11.0%		10.9%
Fuel Division		5,269		4,829		5,713	9.1%		(15.5)%
Logistics and Distribution		10,569		5,191		1,013	103.6%		412.4%
Gross margin(1)(2)
Coca-Cola FEMSA		45.5%		45.1%		45.0%	0.4	p.p.	0.1	p.p.
Proximity Division		42.4%		41.0%		40.6%	1.4	p.p.	0.4	p.p.
Health Division		29.8%		30.0%		29.9%	(0.2)	p.p.	0.1	p.p.
Fuel Division		13.2%		14.1%		11.7%	(0.9)	p.p.	2.4	p.p.
Logistics and Distribution		21.8%		16.4%		5.1%	5.4	p.p.	11.3	p.p.
Administrative expenses
Coca-Cola FEMSA		9,012		7,891		8,427	14.2%		(6.4)%
Proximity Division		6,145		5,696		4,590	7.9%		24.1%
Health Division		3,255		3,314		2,709	(1.8)%		22.3%
Fuel Division		290		252		216	15.1%		16.7%
Logistics and Distribution		4,533		2,248		487	101.6%		361.6%
Selling expenses
Coca-Cola FEMSA		51,708		48,553		52,110	6.5%		(6.8)%
Proximity Division		59,542		56,030		52,545	6.3%		6.6%
Health Division		14,620		13,540		12,462	8.0%		8.7%
Fuel Division		3,571		3,315		3,362	7.7%		(1.4)%
Logistics and Distribution		4,060		1,659		44	144.7%		3,670.5%
Share in the (loss) profit of equity accounted investees, net of taxes
Coca-Cola FEMSA		88		(281)		(131)	(131.3)%		114.5%
Proximity Division		(120)		(18)		9	566.7%		(300.0)%
Heineken Investment		10,775		(434)		6,428	2,382.7%		(93.2)%
Logistics and Distribution		8		—		—	—%		—%
(1)	Gross margin is calculated as gross profit divided by total revenues.
(2)	As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).
(3)	Starting 2021, we opted to report voluntarily a new reportable segment named “Logistics and Distribution”, which includes integral logistics services as well as product sales in the Jan-San, packaging and specialized distribution industry. The financial information reported for the years ended December 31, 2020 and 2019 has been restated in order to give effect to business units’ reorganization.
(4)	Starting 2021, we reallocated a not significant fuel business, which was previously included in “Other” to “Fuel Division.” The financial information reported for the years ended December 31, 2020 and 2019 has been restated in order to give effect to business units’ reorganization.

Results from our Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 12.8% to Ps. 556,261 million in 2021 compared to Ps. 492,966 million in 2020. Coca-Cola FEMSA’s total revenues increased 6.1% to Ps. 194,804 million, mainly as a result of pricing initiatives, coupled with favorable price-mix effects and volume growth. These effects were partially offset by unfavorable currency translation effects from some of Coca-Cola FEMSA´s operating currencies into Mexican pesos and a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. In addition, this figure includes other operating revenues due to a favorable determination from the Brazilian tax authorities, which allowed recognition of deferred tax credit in Brazil for  Ps.254 million in 2021, as compared to Ps. 1,359 million registered during the same period of 2020. FEMSA Comercio’s Proximity Division’s revenues increased 9.5% to Ps. 198,586 million, driven by an average increase of 7.7% in same-store sales and the addition of 865 net new stores during the year, reflecting improved customer mobility and consumer behavior shifts in connection with the COVID-19 pandemic. The Health Division’s revenues increased 12.1% to Ps. 73,027 million, driven by an average increase of 9.5% in same-store sales, and the addition of 284 net new stores, reflecting positive trends in our Mexican, Chilean, and Colombian operations, partially offset by a still challenging economic environment in Ecuador, in connection with the COVID-19 pandemic. The Fuel Division’s revenues increased 16.3% to Ps. 39,922 million in 2021, driven by a 12.9% increase in same-station sales, reflecting a 12.0% increase in the average price per liter, partially offset by a 0.7% increase in average volume. Logistics and Distribution’s total revenues reached Ps. 48,412 million, reflecting the acquisition of nine companies by this business during 2021 as well as positive demand dynamics in our operations in Latin America, coupled with gradual recovery trends in the United States.

Consolidated gross profit increased 12.7% to Ps. 213,713 million in 2021 compared to Ps. 189,653 million in 2020. Gross margin decreased 10 basis points to 38.4% of total revenues compared to 2020, reflecting gross margin expansion at Coca-Cola FEMSA and FEMSA Comercio’s Proximity Division, offset by a contraction at FEMSA Comercio’s Health and Fuel Divisions.

Consolidated administrative expenses increased 18.4% to Ps. 27,219 million in 2021 compared to Ps. 22,988 million in 2020. As a percentage of total revenues, consolidated administrative expenses increased 20 basis points, from 4.7% in 2020, to 4.9% in 2021.

Consolidated selling expenses increased 8.6% to Ps. 134,079 million in 2021 as compared to Ps. 123,405 million in 2020. As a percentage of total revenues, selling expenses decreased 90 basis points, from 25.0% in 2020 to 24.1% in 2021.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly reflects dividends received from FEMSA´s investment in shares. During 2021, other income increased to Ps. 5,887 million in 2021 from Ps. 3,343 million in 2020

During 2021, other expenses decreased to Ps. 3,727 million from Ps. 12,381 million in 2020. This decrease was driven by two extraordinary events during 2020: (i) impairments driven by the effects that the COVID-19 pandemic had in some of FEMSA’s long-lived assets and (ii) Ps. 3,253 million of ancillary charges related to the extraordinary tax payment agreed with the Mexican tax authority.

Comprehensive financing result, which includes interest income and expense, foreign exchange gain (loss), monetary position gain (loss) and market value gain (loss) on financial instruments, decreased to Ps. 13,384 million in 2021 from Ps. 14,911 million in 2020, reflecting a decrease in interest expenses, and a foreign exchange gain related to the effect of FEMSA’s US Dollar-denominated cash position, as impacted by the depreciation of the Mexican peso during 2020, partially offset by a decrease in interest income.

Our provision for income taxes in 2021 was Ps. 14,278 million, as compared to Ps. 14,819 million in 2020, resulting in an effective tax rate of 34.7% in 2021, as compared to 76.7% in 2020. This decrease in the effective tax rate, reflects an undemanding comparison base in 2020 which was affected by: (i) lower income before income taxes and lower share of profit in associate results, in connection with the effects of the COVID-19 pandemic in our and our associate’s operations; (ii) a Ps. 5,500 million expense reflecting part of the Ps. 8,754 extraordinary tax payment agreed with the Mexican tax authority during 2020, that stems from the current income tax portion of such agreement; and (iii) the net effect of deferred tax assets driven by tax losses and tax credits recognized at Coca-Cola FEMSA.

Share of the profit of equity accounted investees, net of taxes, which mainly reflects our participation in Heineken’s results, resulted in an income of Ps. 10,765 million in 2021 compared to a loss of Ps. (736) million in 2020, driven by the improved results of Heineken which include an exceptional gain reflecting a fair value adjustment from one of their investments, coupled with an undemanding comparison base in 2020 that was affected by the effects that the COVID-19 pandemic had on Heineken’s results.

Consolidated net income was Ps. 37,678 million in 2021 compared to Ps. 3,756 million in 2020, reflecting (i) higher income from operations across our business units; (ii) higher other income; and (iii) an increase in our share of profit of equity accounted investees, as described above.

Coca-Cola FEMSA

The comparability of Coca-Cola FEMSA’s financial and operating performance in 2021 as compared to 2020 was affected by the following factors: (i) translation effects from fluctuations in exchange rates; and (ii) Coca-Cola FEMSA’s results in Argentina, whose economy satisfied the conditions to be considered a hyperinflationary economy. For the convenience of the reader, Coca-Cola FEMSA has included a discussion of the financial information below on a comparable basis, excluding the translation effects from fluctuations in exchange rates. To translate the full-year results of Argentina for the years ended December 31, 2021, and 2020, Coca-Cola FEMSA used the exchange rate at December 31, 2021 of 102.72 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2020 of 84.15 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso on December 31, 2021, as compared to the exchange rate at December 31, 2020, was 22.1%. In addition, the average appreciation of currencies used in Coca-Cola FEMSA’s main operations relative to the U.S. dollar in 2021, as compared to 2020, were: 5.6% for the Mexican peso, 4.6% for the Brazilian real, and depreciation of 1.3% for the Colombian peso.

Coca-Cola FEMSA’s consolidated total revenues increased by 6.1% to Ps. 194,804 million in 2021 as compared to 2020, mainly as a result of Coca-Cola FEMSA’s pricing initiatives, coupled with favorable price-mix and volume growth. These effects were partially offset by unfavorable currency translation effects from some of our operating currencies into Mexican pesos and a decline in beer revenues related to the partial transition of the beer portfolio in Brazil. In addition, this figure includes other operating revenues from a favorable position of Brazilian Courts, which allowed a recognition of a deferred tax credit in Brazil for Ps. 254 million in 2021 as compared to Ps. 1,359 million registered during the same period of 2020. See Note 23.2.1 to Coca-Cola FEMSA’s consolidated financial statements. On a comparable basis, total revenues would have decreased by 11.1% in 2021 as compared to 2020.

Total sales volume increased by 5.3% to 3,457.9 million unit cases in 2021 as compared to 2020, driven by volume growth across all of our operations resulting from our solid execution, coupled with gradual recoveries and increases in mobility.

•

In 2021, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 4.2%, sales volume of its colas portfolio increased by 3.1%, and sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio increased by 8.9%, in each case as compared to 2020.

•	Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 18.9% in 2021 as compared to 2020.
•	Sales volume of Coca-Cola FEMSA’s bottled water category, excluding bulk water, increased by 18.3% in 2021 as compared to 2020.
•	Sales volume of Coca-Cola FEMSA’s bulk water category decreased by 1.3% in 2021 as compared to 2020.

Consolidated average price per unit case increased by 7.4% to Ps. 53.0 in 2021, as compared to Ps. 50.6 in 2020, mainly as a result of favorable price-mix effects and price increases aligned with or above inflation. This was partially offset by the negative translation effect resulting from the depreciation of all of Coca-Cola FEMSA’s operating currencies relative to the Mexican peso. On a comparable basis, average price per unit case would have increased 9.0% in 2021 as compared to 2020, driven by Coca-Cola FEMSA’s revenue management and pricing initiatives.

Coca-Cola FEMSA’s gross profit increased by 7.0% to Ps. 88,598 million in 2021 as compared to 2020; with a gross margin increase of 40 basis points as compared to 2020 to reach 45.5% in 2021. This gross margin increase was mainly driven by Coca-Cola FEMSA’s pricing initiatives, together with lower PET resin costs and stable sweetener prices in most of its operations, which were partially offset by higher concentrate costs in Mexico, higher concentrate costs in Brazil due to the reduction of tax credits on concentrate purchased from the Manaus Free Trade Zone, coupled with its decision to suspend such tax credits, and the depreciation in the average exchange rate of most of our operating currencies as applied to U.S. dollar-denominated raw material costs. On a comparable basis, Coca-Cola FEMSA’s gross profit would have decreased by 1.3% in 2021 as compared to 2020.

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

Coca-Cola FEMSA’s administrative and selling expenses increased by 7.6% to Ps. 60,720 million in 2021 as compared to 2020. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues increased by 50 basis points to 31.2% in 2021 as compared to 2020, mainly as a result of the gradual normalization to pre-pandemic levels of labor, maintenance and marketing expenses. In 2021, Coca-Cola FEMSA continued investing across its territories to support marketplace execution, increase its cooler coverage, and bolster its returnable presentation base.

Coca-Cola FEMSA recorded other expenses net of Ps. 807 million in 2021 as compared to Ps. 3,611 million in 2020, which decrease was mainly as a result of certain extraordinary other operating expenses related to impairments in Estrella Azul in Panama and in Leão Alimentos, Coca-Cola FEMSA’s non-carbonated beverage associate in Brazil, during 2020. For more information, see Notes 8 and 18 to Coca-Cola FEMSA’s consolidated financial statements.

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

Comprehensive financing result in 2021 recorded an expense of Ps. 4,219 million as compared to an expense of Ps. 6,679 million in 2020. This 36.8% increase was mainly driven by a one-time interest expense related to the repurchase and redemption in full of Coca-Cola FEMSA’s 3.875% senior notes due 2023, recorded during 2020. In addition, in 2021, Coca-Cola FEMSA recorded an increase in its foreign exchange gain, a gain in monetary position for Argentina and a gain in the market value of financial instruments.

In 2021, Coca-Cola FEMSA’s effective income tax rate decreased to 28.9%, as compared to its effective income tax rate of 33.8% in 2020, mainly as a result of a favorable deferred tax credit related to no taxation on financial effects of recovered tax credits in Brazil recognized in 2021, deferred tax adjustments in Mexico and the impairment of Estrella Azul that were recognized during 2020. For more information, see Note 23 to Coca-Cola FEMSA’s consolidated financial statements.

In 2021, Coca-Cola FEMSA recorded a gain of Ps. 88 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of Jugos del Valle, Coca-Cola FEMSA’s associate in Mexico, as compared to a loss of Ps. 281 million registered during the same period of the previous year.

Coca-Cola FEMSA reported a net controlling interest income of Ps. 15,708 million in 2021, as compared to a Ps. 10,307 million in 2020. This 52.4% increase was mainly driven by solid operating results coupled with a decrease in Coca-Cola FEMSA’s comprehensive financial result.

Proximity Division

Proximity Division total revenues increased 9.5% to Ps. 198,586 million in 2021 compared to Ps. 181,277 million in 2020, reflecting an average increase in same-store sales of 7.7%, reflecting improved customer mobility and consumer behavior shifts in connection with the COVID-19 pandemic, and the addition of 865 net new stores. As of December 31, 2021, there were a total of 20,431 OXXO stores. As referenced above, OXXO same-store sales increased an average of 7.7% compared to 2020, driven by a 10.2% increase in average ticket, partially offset by a 2.2% decrease in same-store traffic.

Cost of goods sold increased 6.9% to Ps.114,390 million in 2021, compared to Ps.106,981 million in 2020. Gross margin increased 140 basis points to reach 42.4% of total revenues. This increase reflects more dynamic commercial income activity and promotional programs with our key supplier partners, as well as the growth of the services category, including fee income. As a result, gross profit increased 13.3% to Ps. 84,196 million in 2021 compared with 2020.

Administrative expenses increased 7.9% to Ps. 6,145 million in 2021, compared to Ps. 5,696 million in 2020. As a percentage of sales, administrative expenses remain flat at 3.1% in 2021. Selling expenses increased 6.3% to Ps. 59,542 million in 2021 compared with Ps. 56,030 million in 2020. As a percentage of sales, selling expenses reached 29.9% in 2021 from 31.0% in 2020. The increase in administrative and selling expenses was driven by our continuing initiative to strengthen our compensation structure of key in-store personnel, including the gradual shift from commission-based store teams to employee-based teams, partially offset by increased efficiency and tight expense control.

Health Division

Health Division total revenues increased 12.1% to Ps. 73,027 million compared to Ps. 65,172 million in 2020, mainly driven by a same-store sale increase of 9.5%, reflecting positive trends in our Mexican, Chilean, and Colombian operations, partially offset by a still challenging economic environment in Ecuador, in connection with the COVID-19 pandemic. As of December 31, 2021, there were a total of 3,652 drugstores in Mexico, Chile, Colombia and Ecuador.

Cost of goods sold increased 12.5% to Ps. 51,291 million in 2021, compared with Ps. 45,597 million in 2020. Gross margin decreased 20 basis points to reach 29.8% of total revenues. This was mainly driven by: (i) higher institutional sales in our operations in Chile and Colombia; and (ii) increased promotional activities in our operations in South America. These were offset by improved efficiency and more effective collaboration and execution with key supplier partners in Mexico. Gross profit increased 11.0% to Ps. 21,736 million in 2021 compared with 2020.

Administrative expenses decreased 1.8% to Ps. 3,255 million in 2021, compared with Ps. 3,314 million in 2020 As a percentage of sales, administrative expenses decreased to 4.5% in 2021 from 5.1% in 2020. Selling expenses increased 8.0% to Ps. 14,620 million in 2021 compared with Ps. 13,540 million in 2020 As a percentage of sales, selling expenses reached 20.0% in 2021 from 20.7% in 2020. The increase in administrative and selling expenses was mainly driven by the organic growth in Mexico and South America, partially offset by cost efficiencies and tight expense control throughout our territories.

Fuel Division

Fuel Division total revenues increased 16.3% to Ps. 39,922 million in 2021 compared to Ps. 34,322 in 2020, reflecting a 12.9% average increase in same-station sales. As of December 31, 2021, there were a total of 567 OXXO Gas service stations. As referenced above, same-station sales increased an average of 12.9% compared to 2020, reflecting a

12.0%, increase in the average price per liter, coupled with a 0.7% increase in average volume, which reflects a gradual recovery of overall consumer mobility.

Cost of goods sold increased 15.5% to Ps. 34,653 million in 2021, compared to Ps. 29,493 million in 2020. Gross margin increased 70 basis points to reach 13.2% of total revenues. This increase reflects more favorable supply terms as well as the incorporation of the Fuel Division’s wholesale operations. Gross profit increased 22.5% to Ps. 5,269 million in 2021 compared with 2020.

Administrative expenses increased 15.1% to Ps. 290 million in 2021, compared to Ps. 252 million in 2020. As a percentage of sales, administrative expenses remain flat at 0.7% in 2021. The increase in administrative expenses reflects OXXO Gas’s organic expansion. Selling expenses increased 10.7% to Ps. 3,571 million in 2021 compared with Ps. 3,315 million in 2020. As a percentage of sales, selling expenses decreased 40 basis points to 9.0% in 2021. This reflects tight expense control and increased expense efficiencies.

Logistics and Distribution

Logistics and Distribution was established in 2021, thus no comparison to 2020 results is available.

Logistics and Distribution total revenues amounted to Ps. 48,412 million, reflecting positive demand dynamics in our operations in Latin America, coupled with gradual recovery trends in the United States driven by a partial economic reopening during 2021. These were partially offset by the negative currency translation effect from the depreciation of the Brazilian Real relative to the Mexican peso.

Cost of goods sold amounted to Ps. 37,843 million, reflecting favorable sales mix and efficiencies in our Latin American operations. Gross profit amounted to Ps. 10,569, representing 21.8% of total sales.

Administrative expenses amounted to Ps. 4,533 million in 2021; as a percentage of sales, they accounted for 9.4%. Selling expenses amounted to Ps. 4,060 million in 2021; as a percentage of sales, they accounted for 8.3%.

Results from our Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

This analysis can be found in Item 5 of our annual report on Form 20-F for fiscal year 2020.

Liquidity and Capital Resources

Liquidity

Each of our sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2021, 47% of our outstanding consolidated total indebtedness was at the level of our sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA.

In September 2021, Coca-Cola FEMSA issued (i) Ps. 6,965 million aggregate principal amount of 7-year fixed rate certificados bursátiles bearing an annual interest rate of 7.36% and due September 2028, and (ii) Ps. 2,435 million aggregate principal amount of 5-year certificados bursátiles bearing an annual interest rate equal to 28-day TIIE plus 0.05% and due September 2026. These certificados bursátiles are classified as sustainability-linked bonds and require us to achieve certain key performance indicators, namely achieving a water use ratio of 1.36 by 2024 and 1.26 by 2026. If these indicators are not achieved and verified by an independent third party by the established dates, the interest rate on the bonds will increase by 25 basis points to 7.61% and 28-day Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”) plus 0.30%, respectively. These series of certificados bursátiles are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V. (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“the Guarantors”).

On May 23, 2021, we redeemed in full the 1.750% fixed rate senior notes due 2023 that were originally issued in 2016 for EUR 1,000 million aggregate principal.

In April 2021, we issued (i) EUR €700 million in sustainability-linked senior notes due in 2028 bearing interest at an annual rate of 70 basis points over the relevant benchmark for a yield of 0.551%, and (ii) EUR €500 million in sustainability-linked senior notes due in 2033 bearing interest at an annual rate of 88 basis points over the relevant benchmark for a yield of 1.068%, in the international capital markets. Per the terms of the sustainability-linked notes, in the event the Sustainability Performance Targets (as defined in the Sustainability-Linked Bond Framework) are not satisfied and verified as such by an accredited external party by certain dates, there will be an interest rate step up of 25 basis points.

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

In February 2020, Coca-Cola FEMSA issued (i) Ps. 3,000 million aggregate principal amount of eight-year fixed rate certificados bursátiles bearing an annual interest rate of 7.35% due January 2028, and (ii) Ps. 1,727 million aggregate principal amount of 5.5-year floating rate certificados bursátiles, priced at TIIE plus 0.08% and due August 2025. These series of certificados bursátiles are guaranteed by the Guarantors.

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

In 2019, Coca-Cola FEMSA repaid the three-year promissory note issued for a total amount of 1,166 million Brazilian reais, which was partially offset on November 14, 2018, as a result of the occurrence of certain contingencies for which the sellers agreed to indemnify Coca-Cola FEMSA, as part of the purchase price paid for its acquisition of Vonpar. The promissory note was linked to the performance of the exchange rate between the Brazilian real and the U.S. dollar. As a result, the principal amount under the promissory note increased or decreased based on the depreciation or appreciation of the Brazilian real relative to the U.S. dollar. On December 6, 2019, this promissory note matured and was paid in full in cash for the outstanding amount of 1,002 million Brazilian reais, which was at the time equivalent to US$ 236 million (Ps. 4,670 million as of December 31, 2019).

In 2017, Coca-Cola FEMSA issued Ps. 8,500 million aggregate principal amounts of 10-year fixed rate Mexican peso-denominated bonds (certificados bursátiles) bearing an annual interest rate of 7.87% due June 2027 and Ps. 1,500 million aggregate principal amount of five-year floating rate certificados bursátiles, prices at 28-day TIIE plus 0.25% due June 2022. These series of certificados bursátiles are guaranteed by the Guarantors.

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

In 2013, Coca-Cola FEMSA issued Ps. 7,500 million aggregate principal amounts of 10-year fixed rate certificados bursátiles bearing an annual interest rate of 5.46% due May 2023, and these series of certificados bursátiles are guaranteed by the Guarantors.

Our principal source of liquidity has been cash flows from our operations. We have traditionally been able to rely on cash generated from the sales of Coca-Cola FEMSA and Proximity Division; Health Division and Fuel Division which are either on a cash or short-term credit basis. For the year ended December 31, 2021, our net cash flow from operating activities before changes in working capital was Ps. 81,508 million. We always try to maintain sufficient cash flow to meet our short-term operating costs and short-term debt obligations by using our resources efficiently. For the year ended December 31, 2021, we had an increase in working capital cash flow of Ps. 5,198 million. Further, our primary source of liquidity was supplier credit net of increase in accounts receivable due to seasonality and higher inventory purchases, in order to meet growth in anticipated sales, which is a significant cash requirement in operation. We expect our working capital to be sufficient for our current operating cash requirements. However, our sub-holding companies generally incur short-term indebtedness if they are temporarily unable to finance operations or meet any capital requirements with cash from operations.

Other major cash requirements include obligations to support our ongoing operation, which consist primarily of salary and commissions expenses for employees and contractual obligations for our lease agreements mainly in Proximity Division. Additionally, we must face the repayment obligations with our debtholders through periodic payments, which include both principal and interest. We present the maturity dates associated with our short- term and long-term financial liabilities as of December 31, 2021, in Note 19 of our audited consolidated financial statements. We generally make payments associated with our financial obligations with cash generated from our operations.

Other principal uses of cash have generally been for capital expenditures, acquisitions, and dividend payments. We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness, and capital stock.

If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we expect to continue financing our operations and capital requirements (e.g., acquisitions, investments or capital expenditures) with domestic funding at the level of our sub-holding companies. Other than in these instances, it is generally more convenient that our foreign operations be financed directly through us because of the more favorable terms of our financing market conditions. Nonetheless, sub-holding companies may decide to incur indebtedness in the future to finance their operations and capital requirements of our subsidiaries or significant acquisitions, investments, or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.

We have access to credit from national and international banking institutions to meet our cash requirements. We have the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the company to evaluate capital markets in case it needs more resources.

A major decline in the business of any of our sub-holding companies may affect the sub-holding company’s ability to fund our capital requirements. A significant and prolonged deterioration of the economies in which we operate or in our businesses may affect our ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to our management.

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2021, 2020 and 2019 from our consolidated statement of cash flows:

Principal Sources and Uses of Cash

Years ended December 31, 2021, 2020 and 2019

(in millions of Mexican pesos)

	2021		2020		2019
Net cash flows provided by operating activities	Ps.	73,090	Ps.	53,173	Ps.	61,638
Net cash flows (used in) investing activities		(46,175)		(31,367)		(14,131)
Net cash flows provided by (used in) financing activities		(36,989)		19,575		(38,434)
Dividends paid		(13,399)		(15,868)		(13,629)

Principal Sources and Uses of Cash for the Year ended December 31, 2021 Compared to the Year Ended December 31, 2020

Our net cash generated by operating activities increased Ps. 19,917 million to Ps. 73,090 million in 2021 compared to Ps. 53,173 million in 2020. This was primarily the result of:

●	A positive change in cash flow of Ps. 14,519 million in our cash flow from operating activities before changes in operating working capital accounts, mainly due to the best operating results at top line across all our business units in 2021, compared to 2020.
●	A negative change of Ps. 8,601 million in trade receivables due to higher commercial activity compared to 2020, and a negative change of Ps. 7,588 million in inventories due to higher purchases due to seasonality compared to 2020; and
●	A positive change in trade payables of Ps. 21,778 million due to higher supplier activity compared to 2020.

Our net cash used in investing activities was Ps. 46,175 million for the year ended December 31, 2021, compared to Ps. 31,367 million used in investing activities for the year ended December 31, 2020, an overall increase in cash outflows related to investing activities of Ps. 14,808 million. This was primarily the result of:

●	Higher cash outflows of Ps. 37,653 million due to investments purchased in 2021, which are primarily corporate debt securities;
●	Lower cash outflows of Ps. 19,257 million due to business acquisitions in 2021 and other investments in equity instruments in 2020; and
●	Lower cash outflows of Ps. 1,433 million due to contributed capital in 2020 to equity method accounted investees.

Our net cash used in financing activities was Ps. 36,989 million for the year ended December 31, 2021, compared to Ps. 19,575 million provided by financing activities for the year ended December 31, 2020, an overall increase in cash outflows related to financing activities of Ps. 56,564 million. This was primarily due to:

●	Lower cash inflows of Ps. 89,483 million mainly due to lower proceeds from borrowings in 2021 of Ps. 39,888 million as compared to Ps. 129,371 million in 2020;
●	Lower cash outflows of Ps. 24,531 million due to lower payments of bank loans and senior notes in 2021 of Ps. 38,747 million, as compared to Ps. 63,278 million in 2020; and
●	Lower cash outflows of Ps. 11,692 million due to the acquisition of non-controlling interest in 2020.

Principal Sources and Uses of Cash for the Year ended December 31, 2020 Compared to the Year Ended December 31, 2019

This analysis can be found in Item 5 of our annual report on Form 20-F for fiscal year 2020.

Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2021 was Ps. 190,585 million compared to Ps. 188,665 million in 2020 and Ps. 117,951 million in 2019. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 4,640 million and Ps. 185,945 million, respectively, as of December 31, 2021, as compared to Ps. 8,801 million and Ps. 179,864 million, respectively, as of December 31, 2020, and Ps. 16,204 million and Ps. 101,747 million, respectively, as of December 31, 2019. Cash and cash equivalents were Ps. 97,407 million as of December 31, 2021, as compared to Ps. 107,624 million as of December 31, 2020 and Ps. 65,562 million as of December 31, 2019.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2021.

	Maturity
	Less than						In excess of
	1 year		1 - 3 years		3 - 5 years		5 years		Total

	(in millions of Mexican pesos)
Long-term debt
Mexican pesos	Ps.	1,751	Ps.	7,761	Ps.	4,271	Ps.	18,449	Ps.	32,232
Brazilian reais		53		46		—		—		99
Colombian pesos		10		—		—		—		10
U.S. dollars		—		8,522		—		117,691		126,213
Euro		—		—		—		27,646		27,646
Chilean pesos		567		629		—		—		1,196
Uruguayan pesos		256		930		—		—		1,186
Lease liabilities		11,428		—		36,929		40,760		89,117

As of December 31, 2021, Ps. 4,640 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2021, our consolidated average cost of borrowing, after giving effect to the cross-currency and interest rate swaps, was approximately 4.8%. As of December 31, 2020, our consolidated average cost of borrowing, after giving effect to the cross-currency swaps, was 4.7% (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2021, after giving effect to cross-currency swaps, approximately 37.9% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 29.5% in U.S. dollars, 1.0% in Colombian pesos, 0.3% in Argentine pesos, 6.7% in Brazilian reais, 0.8% in Chilean pesos, 0.8% Uruguayan pesos and the remaining 23.1% in euros.

Overview of Debt Instruments

The following table shows the allocations of total debt of our company as of December 31, 2021:

	Total Debt Profile of our Company
	FEMSA		Coca-Cola		FEMSA
	and Others		FEMSA		Comercio		Total Debt

	(in millions of Mexican pesos)
Short-term Debt
Mexican pesos:
Bank loans	Ps.	—	Ps.	—	Ps.	760	Ps.	760
Colombian pesos:
Bank loans		—		—		311		311
Chilean pesos:
Bank loans		—		—		261		261
Argentine pesos:
Bank loans		—		461		—		461
Uruguayan pesos:
Bank loans		—		184		—		184
Guatemalan quetzal:
Bank loans		26		—		—		26
Long-term Debt(1)
Mexican pesos:
Bank loans		—		—		635		635
Domestic Senior notes		—		31,597		—		31,597
Euros:
Senior unsecured notes		27,646		—		—		27,646
U.S. dollars:
Bank loans		—		—		2,352		2,352
Senior Notes		71,606		52,255		—		123,861
Brazilian reais:
Bank loans		—		99		—		99
Colombian pesos:
Bank loans		—		—		10		10
Chilean pesos:
Bank loans		858		—		338		1,196
Uruguayan pesos:
Bank loans		—		1,186		—		1,186
Total Debt	Ps.	100,136	Ps.	85,782	Ps.	4,667	Ps.	190,585
Average Cost (2)
Mexican pesos		7.5%		7.5%		6.0%		7.5%
U.S. dollars		3.5%		2.6%		3.6%		3.1%
Euro		1.1%		—		—		1.1%
Brazilian reais		—		8.7%		—		8.7%
Argentine pesos		—		41.0%		—		41.0%
Colombian pesos		—		5.9%		2.5%		5.3%
Chilean pesos		5.9%		—		1.0%		3.9%
Uruguayan pesos		—		6.6%		—		6.6%
Guatemalan quetzal		6.3%		—		—		6.3%
Total		3.4%		6.4%		3.9%		4.8%
(1)	Includes the Ps. 2,637 million current portion of long-term debt.
(2)	Includes the effect of cross-currency and interest rate swaps. Average cost is determined based on interest rates as of December 31, 2021.

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

Summary of Liquidity

The following is a summary and description of our liquidity as of December 31, 2021:

Coca-Cola FEMSA

●	Coca-Cola FEMSA’s total indebtedness was Ps. 85,782 million as of December 31, 2021, as compared to Ps. 87,478 million as of December 31, 2020. Short-term debt and long-term debt were Ps. 2,453 million and Ps. 83,329 million, respectively, as of December 31, 2021, as compared to Ps. 5,017 million and Ps. 82,461 million, respectively, as of December 31, 2020. Total indebtedness decreased Ps. 1,695 million in 2021, with respect to outflows compared to year-end 2020. As of December 31, 2021, Coca-Cola FEMSA’s cash and cash equivalents were Ps. 47,248 million, as compared to Ps. 43,497 million as of December 31, 2020. Coca-Cola FEMSA had cash outflows in 2021 mainly resulting from repayment of debt and dividend payments, which were more than offset by generation of cash from operating activities. As of December 31, 2021, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 68.3% U.S. dollars, 16.9% Mexican pesos, 12.0% Brazilian reais, 1.9% Colombian pesos, 0.5% Argentine pesos and 0.4% other legal currencies. Coca-Cola FEMSA believes that these funds, in addition to the cash generated by its operations, are sufficient to meet their own operating requirements.
●	Future currency devaluations, the imposition of exchange controls in any of the countries where Coca-Cola FEMSA has operations and the continuation of the COVID-19 pandemic could have an adverse effect on Coca-Cola FEMSA’s financial position and liquidity.
●	As part of Coca-Cola FEMSA’s financing policy, Coca-Cola FEMSA expects to continue to finance its liquidity needs mainly with cash flows from its operating activities. Nonetheless, as a result of regulations in certain countries where Coca-Cola FEMSA operates, it may not be beneficial or practicable for Coca-Cola FEMSA to remit cash generated in local operations to fund cash requirements in other countries. Exchange controls may also increase the real price of remitting cash to fund debt requirements in other countries. In the event that cash in these countries is not sufficient to fund future working capital requirements and capital expenditures, Coca-Cola FEMSA may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future, Coca-Cola FEMSA may finance its working capital and capital expenditure needs with short-term or other borrowings.
●	Coca-Cola FEMSA continuously evaluates opportunities to pursue acquisitions or engage in strategic transactions. Coca-Cola FEMSA would expect to finance any significant future transactions with a combination of any of cash, long-term indebtedness and the issuance of shares of its company.
●	Coca-Cola FEMSA’s financing, treasury and derivatives policies provide that the planning and finance committee of its board of directors is responsible for determining Coca-Cola FEMSA’s overall financial strategy, including the dividends policy, investments of Coca-Cola FEMSA’s funds, cash flow and working capital strategies, mergers and acquisitions, debt and equity issuances, repurchases of stock, financial derivative instruments strategies (only for hedging purposes), purchase and lease of assets and indebtedness of Coca-Cola FEMSA, among others; which is ultimately approved by Coca-Cola FEMSA’s board of directors and implemented by its corporate finance department.

FEMSA Comercio

●	As of December 31, 2021, FEMSA Comercio had total outstanding debt of Ps. 4,667 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 1,594 million and Ps. 3,073 million, respectively. As of December 31, 2021 and 2020, cash and cash equivalents were Ps. 10,682 million and Ps. 11,067, respectively.

Holdings and other businesses

●	As of December 31, 2021, FEMSA and other businesses had total outstanding debt of Ps. 100,136 million, which is composed of Ps. 884 million of bank debt in other legal currencies, Ps. 6,170 million of senior notes due 2023, Ps. 14,262 million of senior notes due 2043, Ps. 51,174 million of senior notes due 2050 and Ps. 27,646 million of Senior Unsecured Notes due 2028 and 2033. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and other businesses’ average cost of debt, after giving effect to interest rate swaps and cross-currency swaps, as of December 31, 2021, was 7.5% in Mexican pesos. As of December 31, 2021 and 2020, cash and cash equivalents were Ps. 37,275 million and Ps. 51,233, respectively.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.

The following table presents the nature and amount of loss contingencies recorded as of December 31, 2021:

	Loss Contingencies
	As of December 31,
	2021
	(in millions of
	Mexican pesos)
Indirect taxes	Ps.	2,845
Legal	Ps.	937
Labor	Ps.	1,807
Total	Ps.	5,589

As is customary in Brazil, we have been asked by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 10,721 million, Ps. 7,342 million and Ps. 10,471 million as of December 31, 2021, 2020 and 2019, respectively, by pledging fixed assets or providing bank guarantees.

We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our internal legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2021, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 108,481 million.

Capital Expenditures

For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures were Ps. 24,055 million in 2021, compared to Ps. 20,893 million in 2020, an increase of 15.1%. The amount invested in 2021 was driven by additional investments mainly related to the opening of new stores, drugstores and retail service stations. The principal components of our capital expenditures have been investments in increasing production capacity, placing coolers with retailers, returnable bottles and cases and distribution network expansion at Coca-Cola FEMSA and expansion of the Proximity Division, the Health Division and the Fuel Division, as mentioned above. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2022

Our capital expenditure budget for 2022 is expected to be Ps. 34,834 million (US$ 1,616 million). The following discussion is based on each of our sub-holding companies’ internal budgets. The capital expenditure plan for

2022 is subject to change based on market and other conditions, such as the COVID-19 pandemic, and our subsidiaries’ results and financial resources.

Coca-Cola FEMSA has budgeted approximately Ps. 18,374 million (US$ 852 million) for its capital expenditures in 2022, which amount will primarily focus on strengthening its infrastructure, especially returnable bottles and cases, investments in information technology and investments in assets that increase its presence in the market. As is customary, this amount will depend on market and other conditions, including the development of the COVID-19 pandemic across its territories.

Coca-Cola FEMSA estimates that of its projected capital expenditures for 2022, approximately 38.6% will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2022.

The Proximity Division’s capital expenditures budget in 2022 is expected to total Ps. 11,800 million (US$ 547 million) and will be allocated to the opening of new OXXO stores and the refurbishing of existing OXXO stores. In addition, investments are planned for IT systems, ERP software updates and transportation equipment.

The Health Division’s capital expenditures budget in 2022 is expected to total Ps. 2,275 million (US$ 106 million) and will be allocated to the opening of new drugstores and, to a lesser extent, the refurbishing of existing stores. In addition, investments are planned in warehouses, IT hardware and ERP software updates.

The Fuel Division’s capital expenditures budget in 2022 is expected to total Ps. 387 million (US$ 18 million) and will be allocated to the opening of new service stations, to the refurbishing of existing OXXO Gas service stations and to adding vapor recovery units on the service stations.

Logistics and Distribution’s capital expenditures budget in 2022 is expected to total Ps. 1,161 million (US$ 53 million) and will be allocated to distribution infrastructure, improvements to leased properties and information technology investments.

Our capital expenditures budget in 2022 for Other Businesses is expected to total Ps. 836 million (US$ 39 million) and will be allocated to refrigeration businesses and others.

Hedging Activities

Our business activities require the holding or issuing of derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2021. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

Fair Value at December 31, 2021
	Maturity						Maturity in
	less than		Maturity 1-3		Maturity 3-5		excess of		Fair Value
	1 year		years		years		5 years		Asset

(in millions of Mexican pesos)
Derivative financial instruments net position	Ps.	1,488	Ps.	13,148	Ps.	(1,192)	Ps.	3,120	Ps.	16,564

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

Our bylaws provide that the board of directors shall meet at least once every three months and actions by the board of directors must be approved by at least a majority of the directors present and voting. The chairman of the board of directors, the chairman of our audit or corporate practices committee or at least 25% of our directors may call a board of directors’ meeting and include matters in the meeting agenda.

Our board of directors was elected at the AGM held on April 8, 2022, and currently comprises 17 directors, out of which 12 were elected by Series B shareholders and five were elected by Series D shareholders, and ten alternate directors, out of which eight were elected by Series B shareholders and two were elected by Series D shareholders. The following table sets forth the current members of our board of directors:

Series B Directors

José Antonio	Born:	1954
Fernández Carbajal(1)(2) Executive Chairman of the Board	Appointed to the Board:	2001 (as Chairman of the Board).
1984
	Term expires:	2023
	Principal occupation:	Executive Chairman of the board of directors of FEMSA.
	FEMSA Committees:	Chairman of the Operations and Strategy Committee
Public Companies Directorships

Chairman of the board of directors of Coca-Cola FEMSA. Member of the board of directors of Heineken Holding, and vice-chairman of the Supervisory Board of Heineken; member of the board of directors of Industrias Peñoles, S.A.B. de C.V. (“Peñoles”).

	Other Directorships:	Chairman of the board of directors of Fundación FEMSA A.C. (“Fundación FEMSA”) and Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”); and member of the board of MIT Corporation.
	Past business experience:	Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991 and Chief Executive Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he was appointed Executive Chairman of our board of directors.

	Education:	Holds a degree in Industrial Engineering and a Master’s degree in Business Administration (“MBA”) from ITESM.
	Alternate director:	Federico Reyes García

Francisco Javier Fernández	Born:	1955
Carbajal(2)	Appointed to the Board:	2005
Director	Term expires:	2023
	Principal occupation:	Chief Executive Officer of Servicios Administrativos Contry, S.A. de C.V.
	FEMSA Committees:	Operations and Strategy Committee
	Public Companies Directorships:	Member of the board of directors of Visa, Inc., Alfa, and Cemex, S.A.B. de C.V.; and alternate member of the board of directors of Peñoles.
	Past business experience:

He held senior executive positions at BBVA since joining in September 1991, serving as President from October 1999 to July 2000, and as Chief Financial Officer from October 1995 to October 1999. From July 2000 to January 2022, he was Chief Executive Officer of the Corporate Development Division of BBVA.

	Education:	Holds a Mechanical and Electrical Engineering degree from ITESM and an MBA from Harvard University Business School.
	Alternate director:	Javier Astaburuaga Sanjines

Eva María Garza Lagüera Gonda(1)(3)	Born:	1958
Director	Appointed to the Board:	1999
	Term expires:	2023
	Principal occupation:	Private Investor.
	Other Directorships:

Member of the board of directors of ITESM, Patronato Premio Eugenio Garza Sada, Inmobiliaria Valmex, S.A. de C.V. (“Inmobiliaria Valmex”), Desarrollo Inmobiliaria La Sierrita, S.A. de C.V. (“Desarrollo Inmobiliario La Sierrita”), Refrigeración York, S.A. de C.V. (“Refrigeración York”) and Peñitas, S.A. de C.V. (“Peñitas”).

	Past business experience:	Founder of Alternativas Pacíficas, A.C. and former chairwoman of the board of directors of said association.
	Education:	Holds a Communications degree from ITESM.
	Alternate director:	José Antonio Fernández Garza Lagüera(8)

Mariana Garza Lagüera Gonda(1)(3)	Born:	1970
Director	Appointed to the Board:	2005

	Term expires:	2023
	Principal occupation:	Private investor.
	Other Directorships:

Member of the board of directors of ITESM, Patronato Museo de Historia Mexicana, Patronato Hospital Metropolitano Monterrey, A.C., Patronato Instituto Renace, ABP, Inmobiliaria Valmex, Desarrollo Inmobiliario la Sierrita, Refrigeración York, Peñitas, and Monte Serena, S.A. de C.V.

	Education:	Holds an Industrial Engineering degree from ITESM and a Master’s degree in International Management from the Thunderbird American Graduate School of International Management.

José Fernando Calderón Rojas(4) Director	Born:	1954
	Appointed to the Board:	1984
	Term expires:	2023
	Principal occupation:

Chief Executive Officer and chairman of the board of directors of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V. and Franca Industrias, S.A. de C.V.

	Public Companies Directorships:	Member of the board of directors of Alfa, S.A.B. de C.V. (“Alfa”).
	Other Directorships:	Member of the board of directors of Franca Servicios, S.A. de C.V., Servicios Administrativos de Monterrey, S.A. de C.V., Regio Franca, S.A. de C.V. and Franca Industrias, S.A. de C.V.
	Education:	Holds a law degree from Universidad Autónoma de Nuevo León (“UANL”), completed specialization studies in tax at UANL and various courses in Business Administration at ITESM.
	Alternate director:	Francisco José Calderón Rojas(4)

Alfonso Garza Garza(5)(6)	Born:	1962
Director	Appointed to the Board:	2016
	Term expires:	2023
	Principal occupation:	Chief Executive Officer of Strategic Businesses of FEMSA.
	Other Directorships:	Member of the board of directors of ITESM, and Grupo Nutec, S.A. de C.V.
	Past business experience:

Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques.

	Education:	Holds an Industrial Engineering degree from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”).
	Alternate director:	Juan Carlos Garza Garza(5)(6)

Bertha Paula Michel González(7) Director	Born:	1964
	Appointed to the Board:	2020
	Term expires:	2023
	Principal occupation:	Professor at Universidad Nacional Autónoma de México (“UNAM”).
	Public Companies Directorships:	Alternate member of the board of directors of El Puerto de Liverpool, S.A.B. de C.V. (“Liverpool”).
	Other directorships:	Member of the board of directors of Círculo Francés de México, A.C., ITESM Zona Metropolitana and Liceo Franco Mexicano, A.C.
	Education:	Holds a Basic Biomedical Research Bachelor’s and Master’s degrees and a Biotechnology doctorate degree from UNAM.
	Alternate director:	Maximino José Michel González(7)

Alejandro Baillerés Gual Director	Born:	1960
	Appointed to the Board:	2022
	Term expires:	2023
	Principal occupation:	Chairman of Grupo Bal.
	Public Companies Directorships:	Chairman of the board of directors of Peñoles, Grupo Nacional Provincial, S.A.B. (“GNP”), Fresnillo Plc, Grupo Palacio de Hierro, S.A.B. de C.V., and Grupo Profuturo, S.A.B. de C.V.
	Other Directorships:

Vice chairman of the board of directors of Profuturo Pensiones, S.A. de C.V., Profuturo Afore, S.A. de C.V., Tane, S.A. de C.V., PetroBal, S.A.P.I. de C.V., Energia Bal, S.A. de C.V. Member of the Board of directors of Valores Mexicanos Casa de Bolsa, S.A. de C.V. and Fundación Alberto Bailleres, A.C.

	Past business experience:	Held the positions of Executive Vice President and Corporate Director of Administrativa BAL, S.A. de C.V., as well as Chief Executive Officer at GNP.
	Education:	Executive Program from Stanford University.
	Alternate director:	Arturo Fernández Pérez

Ricardo Guajardo Touché Independent Director	Born:	1948
	Appointed to the Board:	1995
	Term expires:	2023
	Principal occupation:	Independent Consultant.
	FEMSA Committees:	Corporate Practices and Nominations Committee; Operations and Strategy Committee.
	Public Companies Directorships:	Member of the board of directors of Coca-Cola FEMSA, Grupo Aeroportuario del Sureste, S.A.B. de C.V., Grupo Bimbo, S.A.B. de C.V. (“Bimbo”), and Vitro, S.A.B. de C.V.
	Other Directorships:	Member of the board of directors of BBVA México S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México.

	Past business experience:

Chairman and Chief Executive Officer of Grupo Financiero BBVA Bancomer from 1991 to 2000 and Chairman from 2000 to 2004. He was Chairman of the board of directors of Solfi, S.A. de C.V. from 2006 to 2020 and member of the board of directors and Chief Executive Officer of Grupo Valores Monterrey from 2006 to 2017.

	Education:	Holds an Electrical Engineering degree from ITESM and the University of Wisconsin and a Master’s degree from the University of California at Berkeley.

Paulina Garza Lagüera Gonda(3)	Born:	1972
Director	Appointed to the Board:	2004
	Term expires:	2023
	Principal occupation:	Private investor.
	Education:	Holds a Business Administration degree from ITESM.
	Alternate director:	Bárbara Garza Lagüera Gonda(3)

Robert Edwin Denham Independent Director	Born:	1945
	Appointed to the Board:	2001
	Term expires:	2023
	Principal Occupation:	Partner at Munger, Tolles & Olson LLP.
	FEMSA Committees:	Corporate Practices and Nominations Committee; Operations and Strategy Committee.
	Other Directorships:	Vice Chair and member of the board of the James Irvine Foundation and member of the board of directors of MDRC.
	Past business experience:	General Counsel of Salomon, Inc. from 1991 to 1992 and Chief Executive Officer of Salomon, Inc. from 1992 to 1997.
	Education:	Magna cum laude graduate from the University of Texas, holds a JD from Harvard Law School and an M.A. in Government from Harvard University.

Michael Larson	Born:	1959
Independent Director	Appointed to the Board:	2011
	Term expires:	2023
	Principal Occupation:	Chief Investment Officer for William H. Gates III.
	FEMSA Committees:	Operations and Strategy Committee.
	Public Companies Directorships:	Member of the board of directors of Ecolab, Inc. and Republic Services, Inc.
	Other Directorships:	Member of the board of directors of the Western Asset Funds.
	Past business experience:	Worked at Harris Investment Management, Putnam Investments and ARCO.
	Education:	Holds a Bachelor of Arts degree from Claremont McKenna College and an MBA from the University of Chicago.

Series D Directors

Ricardo Ernesto Saldívar Escajadillo Independent Director	Born:	1952
	Appointed to the Board:	2015
	Term expires:	2023
	Principal occupation:	Private Investor.
	FEMSA Committees:	Chairman of the Corporate Practices and Nominations Committee Operations and Strategy Committee.
	Public Companies Directorships:	Member of the board of directors of Axtel, S.A.B. de C.V. and Grupo Industrial Saltillo, S.A.B. de C.V.
	Other Directorships:	Member of the board of directors of ITESM, Universidad TecMilenio and Grupo AlEn.
	Past business experience:	Chief Executive Officer and Chairman of the board of directors of Home Depot México from 2001 to 2017.
	Education:	Holds a Mechanical and Industrial Engineering degree from ITESM, a Master’s degree in Systems Engineering from Georgia Tech Institute and executive studies from IPADE.

Alfonso González Migoya Independent Director	Born:	1945
	Appointed to the Board:	2017
	Term expires:	2023
	Principal occupation:	Business Consultant.
	FEMSA Committees:	Audit Committee.
	Public Companies Directorships:	Member of the board of directors of Coca-Cola FEMSA, Controladora Vuela Compañía de Aviación, S.A.B. de C.V., Regional, S.A.B. de C.V., and Servicios Corporativos Javer, S.A.B. de C.V. (“Javer”).
	Other Directorships:	Member of the board of directors of Invercap Holdings, S.A.P.I. de C.V.
	Past business experience:

Held the position of Senior Vice President, Finance, Planning, Human Resources of Alfa, from 1995 to 2005 and Chairman of the board of directors and Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014.

	Education:	Holds a Mechanical Engineering degree from ITESM and an MBA from the Stanford University Graduate School of Business.

Enrique F. Senior Hernández	Born:	1943
Independent Director	Appointed to the Board:	2022
	Term expires:	2023
	Principal occupation:	Managing Director of Allen & Company, LLC (“Allen & Company”).
	FEMSA Committees:	Operations and Strategy Committee.
	Public Companies Directorships:	Member of the board of directors of Coca-Cola FEMSA and Grupo Televisa, S.A.B.
	Other Directorships:	Member of the board of directors of Cinemark USA, Inc. and Univision Communications, Inc.

	Past business experience:

Corporate Finance Executive in White, Weld & Company from 1969 to 1973, Vice President of Allen & Company from 1973 to 1980, Executive Vice President and Managing Director of Allen & Company since 1980.

	Education:	Holds a graduate degree from Yale University and an MBA from Harvard University Business School and an Honorary Doctorate from Emerson College.

Víctor Alberto Tiburcio Celorio	Born:	1951
Independent Director	First elected:	2018
	Term expires:	2023
	Principal occupation:	Independent Consultant.
	Public Companies Directorships:	Member of the Audit Committee and board of directors of Coca-Cola FEMSA, Grupo Palacio de Hierro S.A.B. de CV., Grupo Nacional Provincial S.A.B. and Fresnillo, Plc.
	Other directorships:	Member of the board of directors of Profuturo Afore, S.A. de C.V., Grupo Financiero Scotiabank Inverlat and TankRoom S.A.P.I. de C.V.

	Past business experience:	Partner of Mancera, S.C. (Ernst & Young Mexico) from 1980 to 2000 and Chief Executive Officer of Mancera from 2000 to 2013.
	Education	Holds a public accountant degree from IBERO and an MBA from ITAM.

Jaime A. El Koury	Born:	1953
Independent Director	Appointed to the Board:	2023
	Principal Occupation:	General Counsel of the Financial Oversight and Management Board for Puerto Rico, a governmental entity created in 2016 under US federal statute.
	Public Companies Directorships:	Alternate member of the board of directors of Coca-Cola FEMSA and member of board of directors of Grupo Bimbo, S.A.B. de C.V.
	Past business experience:	Was a partner at Cleary Gottlieb Steen and Hamilton, LLP from 1986 to 2014.
	Education:	Holds a Bachelor of Arts degree in Economics from Yale University and a law degree from Yale Law School.

Series D Independent Alternate Directors
	Michael Kahn Francisco Zambrano Rodríguez
(1)	José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are spouses.
(2)	José Antonio Fernández Carbajal and Francisco Javier Fernández Carbajal are siblings.
(3)	Mariana Garza Lagüera Gonda, Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda are siblings.
(4)	Francisco José Calderón Rojas and José Fernando Calderón Rojas are siblings.
(5)	Alfonso Garza Garza and Juan Carlos Garza Garza are siblings.

(6)	Juan Carlos Garza Garza and Alfonso Garza Garza are cousins of Eva María Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.
(7)	Bertha Michel González and Max Michel González are siblings.
(8)	José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are parents of José Antonio Fernández Garza Lagüera

Senior Management

The names and positions of the members of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:

FEMSA

José Antonio Fernández Carbajal Executive Chairman of the Board	Born:	1954
	Joined FEMSA:	1987
	Appointed to current position:	2001
	Principal occupation:	Executive Chairman of the board of directors of FEMSA.
	Public Companies Directorships:	Chairman of the board of directors of Coca-Cola FEMSA. Member of the Heineken Holding Board, and vice-chairman of the Heineken Supervisory Board; member of the board of directors of Peñoles.
	Other Directorships:	Chairman of the board of directors of Fundación FEMSA and ITESM, and member of the board of MIT Corporation.
	Past business experience:

Joined FEMSA’s strategic planning department in 1988, after which he held managerial positions at FEMSA Cerveza’s commercial division and OXXO. He was appointed Deputy Chief Executive Officer of FEMSA in 1991, and Chief Executive Officer in 1995, a position he held until December 31, 2013. On January 1, 2014, he was appointed Executive Chairman of our board of directors.

	Education:	Holds an Industrial Engineering degree and an MBA from ITESM.

Daniel Alberto Rodríguez Cofré Chief Executive Officer	Born:	1965
	Joined FEMSA:	2015
	Appointed to current position:	2022
	Past business experience:

From 2015 to 2016, he was Chief Financial and Corporate Officer of FEMSA and from 2016 to 2021 he was Chief Executive Officer of FEMSA Comercio. Prior to joining FEMSA, he held several financial roles at Shell International Group in Latin America and Europe. In 2008, he was appointed as Chief Financial Officer of Centros Comerciales Sudamericanos, S.A., and from 2009 to 2914, he held the position of Chief Executive Officer at the same company.

	Education:	Holds a Forest Engineering degree from Austral University of Chile and an MBA from Adolfo Ibañez University.

Francisco Camacho Beltrán Chief Corporate Officer	Born:	1965
	Joined FEMSA:	2020
	Appointed to current position:	2020
	Past business experience:

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
	Past business experience:

Has an extensive professional career in the public, private and social sectors. His positions include those of Secretary of Labor and Social Welfare of the Federal Government; Undersecretary of the Interior; Federal Consumer Attorney; representative in the Legislative Assembly of the Federal District and Federal Deputy.

	Education:	Holds a Law degree from Universidad Anahuac with studies in Economics from ITAM.

Alfonso Garza Garza Chief Executive Officer Strategic Businesses	Born:	1962
	Joined FEMSA:	1985
	Appointed to current position:	2009
	Past business experience:

Has experience in several FEMSA business units and departments, including domestic sales, international sales, procurement and marketing, mainly at FEMSA Cerveza and as Chief Executive Officer of FEMSA Empaques.

	Other Directorships:	Member of the board of directors of FEMSA, ITESM and Grupo Nutec.
	Education:	Holds an Industrial Engineering degree from ITESM and an MBA from IPADE.

Gerardo Estrada Attolini	Born:	1957
Vice President of Administration and Corporate Control	Joined FEMSA:	2000
	Appointed to current position:	2020
	Other Directorships:	Member of the board of directors of Club Industrial, A.C.
	Past business experience:

Held the position of Director of Corporate Finance of FEMSA from 2006 to 2020, Chief Financial Officer of FEMSA Cerveza from 2001 to 2006 and was Director of Corporate Finance of Grupo Financiero Bancomer from 1995 to 2000.

	Education:	Holds a degree in accounting and an MBA from ITESM.

John Anthony Santa Maria Otazua Chief Executive Officer of Coca-	Born:	1957
	Joined FEMSA:	1995
	Appointed to current position:	2014
Cola FEMSA	Past business experience:

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

	Public Companies Directorships:	Member of the board of directors of Gentera, S.A.B. de C.V.
	Other Directorships:	Member of the board of directors of Banco Compartamos, S.A., Institución de Banca Múltiple.
	Education:	Holds a degree in Business Administration and an MBA with a major in Finance from Southern Methodist University.

Carlos Arenas Cadena Chief Executive Officer,	Born: Joined FEMSA:	1962 1984
Proximity Division	Appointed to current position:	2022
	Past business experience:

He has held different positions since joining FEMSA in 1984. In 2001 he joined FEMSA Comercio as Strategic Planning Manager until 2007 when he was appointed as head of its Planning and Information Technology Department, then as head of the Supply Chain department for OXXO and later as head of the Commercial department of OXXO. In January 2016 he was appointed as Chief Executive Officer of Oxxo México until 2022.

	Education:	Holds a Computer Science degree from UANL.

Daniel Belaúnde Arnillas	Born:	1973
Chief Executive Officer,	Joined FEMSA:	2016
Health Division	Appointed to current position:	2022
	Past business experience:

He joined FEMSA Comercio in 2016 as Chief Executive Officer of Socofar, S.A. Prior to that, he acted as General Manager of Ripley Perú from 2012 to 2016, Operations Manager of Ripley Chile from 2008 to 2012 and Commercial Bank Manager at Banco Santander Chile from 1996 to 2008.

	Education:	Holds an Economics degree from Universidad del Pacífico at Lima, Perú.

José Antonio Fernández Garza Lagüera	Born: Joined FEMSA:	1982 2013
Chief Executive Officer,	Appointed to current position:	2022
Digital Division	Past business experience:	He joined FEMSA in 2013 as Chief Executive Officer of Plásticos Técnicos Mexicanos, S.A.

de C.V. (FEMSA’s plastic division). From 2015 to 2018 he was General Manager of Coca-Cola FEMSA’s Central American division. In 2018 he joined FEMSA Comercio, as Director of Strategic Planning. He also held the positions of Manager of Sales and Operations at Heineken México from 2011 to 2013.

	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from Stanford University Graduate School of Business.

Eugenio Garza y Garza	Born:	1971
Director of Finance and	Joined FEMSA:	2018
Corporate Development	Appointed to current position:	2020
	Past business experience:

Joined FEMSA in 2018 as Director of Strategic Planning and Corporate Development. From 2008 to 2016 he was the Chief Financial Officer and later Chief Executive Officer of Servicios Corporativos Javer, S.A.B. de C.V. Additionally he has had execution and managerial roles in investment banking with Goldman Sachs, Merrill Lynch and Lazard in New York and Mexico.

	Other Directorships:	Advisory Council Member of the Stanford University Graduate School of Business and member (Treasurer) of the board of American School Foundation of Monterrey, A.C.
	Education:	Holds a Chemical Engineering degree from ITESM and an MBA from the Stanford University Graduate School of Business.

Alejandro Gil Ortiz General Counsel and Secretary of the Board of Directors	Born:	1980
	Joined FEMSA:	2007
	Appointed to current position:	2022
	Directorships:	Secretary of the board of directors of FEMSA, Coca-Cola FEMSA and all other sub-holding companies of FEMSA.
	Past business experience:	He held the positions of International Legal Director at FEMSA, International and Operations Legal Manager at FEMSA Cerveza and International Legal Manager at Gruma, S.A.B. de C.V.
	Education:	Holds a Law degree from ITESM, an LLM from Harvard Law School and an MBA from IPADE.

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2021, the aggregate compensation paid by FEMSA to its directors by FEMSA was approximately Ps. 62.3 million. In addition, in the year ended December 31, 2021, Coca-Cola FEMSA paid approximately Ps. 20.5 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.

For the year ended December 31, 2021, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 2,787 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in the section below and in Note 18 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2021, amounts set aside or accrued for all employees under these retirement plans were Ps. 10,770 million, of which Ps. 3,170 million is already funded.

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

As of April 8, 2022, the trust that manages the EVA stock incentive plan held a total of 6,324,736 BD Units of FEMSA and 2,339,034 BL Units of Coca-Cola FEMSA, each representing 0.29% and 0.06% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

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

Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of April 8, 2022, 6,922,134,985 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”

The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of April 8, 2022 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
		Percent of		Percent of		Percent of
Beneficial Owner	Shares	Class	Shares	Class	Shares	Class
Eva María Garza Lagüera Gonda	2,769,980	0.03%	5,470,960	0.13%	5,470,960	0.13%
José Antonio Fernández Garza Lagüera	16,669	0.00%	33,338	0.00%	33,338	0.00%
Mariana Garza Lagüera Gonda	2,815,480	0.03%	5,630,960	0.13%	5,630,960	0.13%
Bárbara Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,665,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Alejandro Bailleres Gual	9,095,762	0.10%	12,003,874	0.28%	12,003,874	0.28%
Alfonso Garza Garza	25,297,545	0.27%	9,899,090	0.23%	9,899,090	0.23%
Juan Carlos Garza Garza	22,616,696	0.24%	4,537,392	0.10%	4,537,392	0.10%
Maximino Michel González and Bertha Paula Michel González	17,362,545	0.19%	34,725,090	0.80%	34,725,090	0.80%
Francisco José Calderón Rojas and José Fernando Calderón Rojas(1)	8,389,104	0.09%	16,583,458	0.38%	16,583,458	0.38%
(1)	Shares beneficially owned through various family-controlled entities.

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

Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with these committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on April 8, 2022:

●	Audit Committee. The Audit Committee is responsible for (i) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (ii) the recommendation on the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (iii) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Market Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The current Audit Committee members are: Víctor Alberto Tiburcio Celorio (chairman and financial expert), Alfonso González Migoya and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable U.S. securities laws and applicable NYSE listing standards. The secretary (non-member) of the Audit Committee is Gerardo Estrada Attolini, FEMSA’s Vice President of Administration and Corporate Control.
●	Operations and Strategy Committee. The Operations and Strategy Committee’s responsibilities include (i) evaluating the investment and financing policies of our company; (ii) evaluating the risk factors to which our company is exposed, as well as evaluating its management policies; (iii) making recommendations on our dividend policy; (iv) strategic analysis and assessment of our business units and strategic alternatives for their growth; (v) providing specific oversight on transformational initiatives, further increasing the involvement and time commitment of directors on operational matters and complementing the role of Senior Management; and (vi) making recommendations to our board of directors on annual operation plans and strategic projects for our business units. The current Operations and Strategy Committee members are: José Antonio Fernández Carbajal (chairman), Michael Larson, Federico Reyes García, Robert E. Denham, Francisco Javier Fernández Carbajal, Enrique F. Senior Hernández, Ricardo Guajardo Touché, Ricardo Saldívar Escajadillo, Javier Gerardo Astaburuaga Sanjines, José Antonio Fernández Garza Lagüera and Michael Kahn. The secretary (non-member) of the Operations and Strategy Committee is Eugenio Garza y Garza.
●	Corporate Practices and Nominations Committee. The Corporate Practices and Nominations Committee is responsible for (i) preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders; (ii) evaluating and nominating candidates for Series D directors; and (iii) overseeing appropriate board composition by ensuring the board includes directors with the skills, experiences and capabilities required to provide effective oversight. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related-party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices and Nominations Committee is elected by the shareholders at the AGM. The chairman of the Corporate Practices and Nominations Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices and Nominations Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices Committee are: Ricardo Saldívar Escajadillo (chairman), Robert E. Denham, and Ricardo Guajardo Touché. Each member of the Corporate Practices and Nominations Committee is an independent director. The secretary (non-member) of the Corporate Practices and Nominations Committee is Raymundo Yutani Vela.

Employees

As of December 31, 2021, our headcount by geographic region was as follows: 241,835 in Mexico, 8,319 in Central America, 17,238 in Colombia, 30,563 in Brazil, 2,305 in Argentina, 2,526 in the United States, 4,329 in Ecuador, 480 in Peru, 894 in Uruguay and 12,263 in Chile. We include in the headcount employees of third-party distributors and non-management store employees. The table below sets forth headcount for the years ended December 31, 2021, 2020 and 2019:

	2021			2020			2019
	Non-Union	Union	Total	Non-Union	Union	Total	Non-Union	Union	Total
Sub-holding company:
Coca-Cola FEMSA(1)	37,815	45,939	83,754	37,816	44,518	82,334	33,991	48,195	82,186
Proximity Division(1)(2)	68,881	91,437	160,318	79,669	85,764	165,433	78,411	80,830	159,241
Fuel Division(1)	1,097	5,753	6,850	1,001	6,486	7,487	993	6,710	7,703
Health Division(1)	5,350	24,832	30,182	4,805	23,677	28,482	3,955	23,651	27,606
Logistics and Distribution(1)	14,293	10,553	24,846	12,681	11,138	23,819	7,490	12,587	20,077
Other(1)	7,037	7,765	14,802	6,598	6,465	13,063	7,409	10,434	17,843
Total	134,473	186,279	320,752	142,570	178,048	320,618	132,249	182,407	314,656
(1)	Includes employees of third-party distributors, who are not our employees, amounting to 14,308, 13,874 and 12,023 in 2021, 2020 and 2019
(2)	Includes non-management store employees, who are not our employees, amounting to 51,734, 62,537 and 60,757 in 2021, 2020 and 2019.

As of December 31, 2021, our subsidiaries had entered 757 collective bargaining or similar agreements with 212 labor unions. In the opinion of management, we generally have a good relationship with the labor unions.

In 2021 and 2020, in response to the COVID-19 pandemic, we have taken, and continue to take, preventive measures at our facilities to ensure continued operations and to keep our teams healthy and safe. As part of those preventive measures, we advised our employees to reduce large gatherings and increase social distancing, and have directed certain office-based employees to work from home. In addition, we created and implemented internal protocols to respond to any suspected or diagnosed cases of COVID-19 among our workforce. Measures include implementing reinforced health, sanitation and hygiene protocols across our facilities and providing our employees with additional protective equipment such as masks, gloves and sanitizing gels.

The table below sets forth the number of collective bargaining agreements and unions for our employees:

Collective Bargaining Labor Agreements between

Sub-holding Companies and Unions

As of December 31, 2021

	Collective
	Bargaining	Labor
Sub-holding Company	Agreements	Unions
Coca-Cola FEMSA	234	101
FEMSA Comercio(1)	213	17
Logistics and Distribution	272	85
Others	38	9
Total	757	212
(1)	Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to our company as of April 8, 2022. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of April 8, 2022

							Total
	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Shares
							of FEMSA
		Percent		Percent		Percent	Capital
	Shares Owned	of Class	Shares Owned	of Class	Shares Owned	of Class	Stock
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,134,985	74.86%					38.69%
William H. Gates III(5)	278,873,490	3.02%	557,746,980	12.9%	557,746,980	12.9%	7.79%
(1)	As of April 8, 2022, there were 2,161,177,770 Series B Shares outstanding.
(2)	As of April 8, 2022, there were 4,322,355,540 Series D-B Shares outstanding.
(3)	As of April 8, 2022, there were 4,322,355,540 Series D-L Shares outstanding.
(4)	As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust: BBVA Bancomer, S.A., as Trustee under Trust No. F/25078-7 (controlled by the estate of Max Michel Suberville), BBVA Bancomer, S.A., as Trustee under Trust No. F/29490-0 (controlled by Alberto (+), Susana and Cecilia Bailleres), Invex, S.A., as Trustee under Trust No. 3763 controlled by the Garza Lagüera Gonda Family. Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Garza Lagüera Gonda, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Mariana Garza Lagüera Gonda, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eva Maria Garza Lagüera Gonda, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Consuelo Garza Lagüera de Garza, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia Maria Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Villarreal, Alberto Bailleres González (+), Maria Teresa Gual de Bailleres, Corbal, S.A. de C.V. (controlled by Alberto Bailleres González (+)), María Magdalena Michel y Suberville, Max David Michel, Juan Maria Pedro David Michel, Monique Berthe Michele Madeleine David Michel, María Berta Renee Michel y Suberville, Magdalena María Guichard Michel, Rene Cristobal Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Juan Bautista Guichard Michel, BBVA Bancomer, S.A., as Trustee under Trust No. F/3038 (controlled by María Berta Michel y Suverville), Invex, S.A. as Trustee under Trust No. F/4165 (controlled by the Michel González family). Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
(5)	Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power.

As of March 31, 2022, there were 42 holders of record of ADSs in the United States, which represented approximately 47.2% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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

José Antonio Fernández Carbajal, our Executive Chairman of the Board, serves as a member of the Heineken Holding Board and the Heineken Supervisory Board. Javier Astaburuaga Sanjines, alternate director of FEMSA, also serves on the Heineken Supervisory Board and his term will end on April 2022. Furthermore, on March 9, Heineken announced the nominations for (i) the re-appointment of Mr. José Antonio Fernández Carbajal as member of the Supervisory Board and (ii) the appointment of Mr. Francisco Camacho Beltrán, Chief Corporate Officer of FEMSA as a member of the Heineken Supervisory Board. We made purchases of beer and raw materials in the ordinary course of business from the Heineken Group in the amount of Ps. 19,552 million in 2021, Ps. 23,233 million in 2020 and Ps. 25,215 million in 2019. We also supplied logistics and administrative services to subsidiaries of Heineken for a total of Ps. 2,530 million in 2021, Ps. 3,181 million in 2020 and Ps. 3,380 million in 2019. As of the end of December 31, 2021, 2020 and 2019 our net balance due to Heineken amounted to Ps. 1,143, Ps. 761 and Ps. 1,393 million, respectively.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of Grupo Financiero BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who is also a director of FEMSA and Coca-Cola FEMSA, is a director. We made interest expense payments and fees paid to Grupo Financiero BBVA Bancomer in respect of these transactions of Ps. 72 million, Ps. 232 million and Ps. 144 million as of December 31, 2021, 2020 and 2019, respectively. The total amount due to Grupo Financiero BBVA Bancomer as of the end of December 31, 2021, 2020 and 2019 was Ps. 1,847 million, Ps. 1,062 million and Ps. 1,696 million, respectively. We also had a receivable balance with Grupo Financiero BBVA Bancomer of Ps. 8,076, Ps. 1,092 million, and Ps. 6,798 million, respectively, as of December 31, 2021, 2020 and 2019, and interest revenues of Ps. 2,146 million, Ps. 1,825 million and Ps. 1,456 million as of December 31, 2021, 2020 and 2019, respectively.

We, along with certain of our subsidiaries, spent Ps. 167 million, Ps. 148 million and Ps. 115 million in the ordinary course of business in 2021, 2020 and 2019, respectively, in publicity and advertisement purchased from Televisa, a media corporation in which our director and director of Coca-Cola FEMSA, Enrique F. Senior Hernández, serves as director.

Proximity Division, in its ordinary course of business, purchased Ps. 4,417 million, Ps. 5,774 million and Ps. 6,194 million in 2021, 2020 and 2019 respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, Daniel Servitje Montull, one of Coca-Cola FEMSA’s directors, and Jaime A. El Koury, one of our directors and alternate director of Coca-Cola FEMSA, are directors. Proximity Division also purchased Ps. 1,183 million, Ps. 1,614 million and Ps. 1,606 million in 2021, 2020 and 2019, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Alfonso Garza Garza and Ricardo Saldívar Escajadillo, who are directors or alternate directors of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2021, 2020 and 2019 donations to ITESM amounted to Ps. 208 million, Ps. 310 million and Ps. 215 million, respectively.

José Antonio Fernández Carbajal, Alfonso Garza Garza, Silva, John Anthony Santa Maria Otazua, Alfonso Garza Garza, Daniel Alberto Rodríguez Cofré and Carlos Arenas Cadena, who are directors, alternate directors or senior officers of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2021, 2020 and 2019 donations to Fundación FEMSA, A.C. amounted to Ps. 144 million, Ps. 171 million and Ps. 195 million, respectively.

Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with TCCC and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from affiliates of TCCC. Total expenses charged to Coca-Cola FEMSA by TCCC for concentrates were Ps. 37,213 million, Ps. 32,222 million and Ps. 34,063 million in 2021, 2020 and 2019, respectively. Coca-Cola FEMSA and TCCC pay and reimburse each other for marketing expenditures. Coca-Cola FEMSA’s consolidated marketing expenses in 2021 were Ps. 5,413 million, of which Ps. 2,437 million was contributed by TCCC. Marketing contributions from TCCC were Ps. 1,482 million and Ps. 2,274 million in 2020 and 2019, respectively. TCCC also makes contributions to Coca-Cola FEMSA that Coca-Cola FEMSA generally uses for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers.

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

Coca-Cola FEMSA purchases products from Jugos del Valle, a joint business acquired together with TCCC, in the amount of Ps. 2,918 million, Ps. 2,437 million and Ps. 2,863 million in 2021, 2020 and 2019, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of Coca-Cola FEMSA’s product portfolio. As of April 14, 2022, Coca-Cola FEMSA held a 28.8% interest in Jugos del Valle.

Coca-Cola FEMSA purchases products from Leão Alimentos, a business acquired together with TCCC, in the amount of Ps. 1,320 million, Ps. 1,253 million and Ps. 1,867 million in 2021, 2020 and 2019, respectively, which is mainly related to certain juice-based beverages and teas that are part of Coca-Cola FEMSA’s product portfolio. As of April 14, 2022, Coca-Cola FEMSA held a 24.7% indirect interest in Leão Alimentos.

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

Coca-Cola FEMSA

Arbitration with Unilever Brazil. In May 2018, Unilever Brazil notified Coca-Cola FEMSA of its decision to add certain charges to the selling price of AdeS products under the supply agreement with us and other Brazilian bottlers. Coca-Cola FEMSA and the other Brazilian bottlers disagreed with such charges, and an arbitration proceeding was brought by Unilever Brazil against Coca-Cola FEMSA and the other Brazilian bottlers. On October 1, 2020, the arbitration tribunal issued a partial award, ruling in favor of Coca-Cola FEMSA and the other Brazilian bottlers and holding that Unilever Brazil should not add those charges to the selling price of AdeS products. In December 2021, all parties to this arbitration reached an agreement and settled the dispute.

Tax Proceeding against Coca-Cola FEMSA Costa Rica. In 2013, the Costa Rican National Institute of Rural Development (Instituto Nacional de Desarrollo Rural or the INDER) questioned Coca-Cola FEMSA’s Costa Rican subsidiary’s method of calculating the contribution to the INDER (excise tax) for the period from 2009 to 2012. Prior to a change in law on November 29, 2012, which specifically provided how to calculate this excise tax (by multiplying a fixed amount in Costa Rican colones by the milliliters of products sold), Coca-Cola FEMSA’s Costa Rican subsidiary calculated the excise tax based on production costs. However, the INDER’s interpretation is that the excise tax had to be calculated based on the sales price, including the profit margin, of the products. As a result, the INDER requested the payment of the unpaid contribution amounts for the 2009-2012 period. Coca-Cola FEMSA filed, through an administrative procedure, an appeal against such requirement, which was denied. Coca-Cola FEMSA has contested this claim through a legal proceeding, which is still pending resolution and has filed a motion for a stay of execution until the legal proceeding is finally resolved, through which Coca-Cola FEMSA deposited a guarantee in an escrow account in favor of the INDER.

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

The following table sets forth information regarding our capital stock as of April 8, 2022:

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

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 31, 2022, approximately 47.2% of BD Units traded in the form of ADSs.

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

ITEM 10. ADDITIONAL INFORMATION

Bylaws

The following is a summary of the material provisions of our bylaws and applicable Mexican law. Our bylaws were last amended on July 15, 2021. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”

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

Under our bylaws, the holders of Series D Shares are entitled to vote at extraordinary shareholders meetings called to consider any of the following limited matters: (i) the transformation from one form of corporate organization to another, other than from a company with variable capital stock to a company without variable capital stock or vice versa, (ii) any merger in which we are not the surviving entity or with other entities whose principal corporate purposes are different from those of our company or our subsidiaries, (iii) change of our jurisdiction of incorporation, (iv) dissolution and liquidation and (v) the cancellation of the registration of the Series D Shares or Series L Shares in the Mexican Stock Exchange or in any other foreign stock market where listed, except in the case of the conversion of these shares as provided for in our bylaws.

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

The Mexican Securities Market Law, the Mexican General Corporations Law and our bylaws provide for certain minority shareholder protections. These minority protections include provisions that permit:

●	holders of at least 10% of our outstanding capital stock entitled to vote, including in a limited or restricted manner, to require the chairman of the board of directors or of the Audit or Corporate Practices Committees to call a shareholders’ meeting;
●	holders of at least 5% of our outstanding capital stock, including limited or restricted vote, may bring an action for liabilities against our directors, the secretary of the board of directors or certain key officers (as a shareholder derivative suit, for our benefit, as opposed to the benefit of shareholders initiating the action);
●	holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, at any shareholders meeting to request that resolutions with respect to any matter on which they considered they were not sufficiently informed be postponed;
●	holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote, including limited or restricted vote, and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and
●	holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, to appoint one member of our board of directors and one alternate member of our board of directors.

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

Shareholders meetings may be called by the board of directors, the audit committee or the corporate practices committee and, under certain circumstances, a Mexican court. Additionally, holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in the electronic system of the Secretary of Economy (Secretaría de Economía) and in the Official State Gazette of Nuevo León (Periódico Oficial del Estado de Nuevo León) or a newspaper of general distribution in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whoever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication only to the extent that all the shares representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice involving such shareholders meeting. To attend a meeting, shareholders must deposit their shares with our company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.

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

Any increase or decrease in our capital stock or any redemption or repurchase will be subject to the following limitations: (i) Series B Shares will always represent at least 51% of our outstanding capital stock and the Series D-L Shares and Series L Shares will never represent more than 25% of our outstanding capital stock; and (ii) the Series D-B, Series D-L and Series L Shares will not exceed, in the aggregate, 49% of our outstanding capital stock.

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

Forfeiture of Shares

As required by Mexican law, our bylaws provide that non-Mexican holders of BD Units, B Units or shares (i) are considered to be Mexican with respect to such shares that they acquire or hold and (ii) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. In the opinion of Carlos Eduardo Aldrete Ancira, our general counsel, under this provision, a non-Mexican shareholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.

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

Notwithstanding, the Mexican Securities Market Law provides that the members of the board of directors will not incur, individually or jointly, liability for damages and losses caused to our company, when their acts were made in good faith, in any of the following events: (i) the directors complied with the requirements of the Mexican Securities Market Law and with our company’s bylaws; (ii) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt; (iii) the negative economic effects could not have been foreseen, based on the information available; and (iv) they comply with the resolutions of the shareholders’ meeting when such resolutions comply with applicable law.

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

Our directors may be liable for damages for failing to comply their duty of care if such failure causes economic damage to us or our subsidiaries and the director (i) failed to attend board of directors’ or committee meetings and as a result of such failure, the board of directors was unable to take action, unless such absence is approved by the shareholders meeting, (ii) failed to disclose to the board of directors or the committees material information necessary for the board of directors to reach a decision, unless legally or contractually prohibited from doing so in order to maintain confidentiality and (iii) failed to comply with the duties imposed by the Mexican Securities Market Law or our bylaws.

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

Taxation

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our ADSs, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs. For purposes of this summary, the term “U.S. holder” means a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships that hold ADSs or partners therein, nonresident aliens present in the United States for more than 182 days in a taxable year, or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that will hold our ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the shares by vote or value (including ADSs) of our company.

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

Dividends paid by us generally will be foreign source and generally will constitute “passive category income” for purposes of the foreign tax credit (or in the case of certain U.S. holders, “general category income”). As a result of recent changes to the foreign tax credit rules, for taxable years beginning after December 28, 2021, a Mexican tax generally will need to satisfy certain additional requirements in order to be considered a creditable tax for a U.S. holder. We have not determined whether these requirements have been met with respect to any withholding tax imposed on dividends paid on the ADSs, and, accordingly, no assurance can be given that any such withholding will be creditable. The foreign tax credit rules are complex. U.S. holders should consult their own tax advisors with respect to the implications of those rules for their investments in our ADSs.

Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs generally is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Dividends paid on the ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or “PFIC,” as further explained below under “Passive Foreign Investment Company Rules”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2021 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2022 taxable year.

Distributions to holders of additional shares with respect to our ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Capital Gains. A gain or loss realized by a U.S. holder on the sale or other taxable disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs (each calculated in dollars). Any such gain or loss will be a long-term capital gain or loss if the ADSs were held for more than one year on the date of such sale. All long-term capital gain recognized by a U.S. holder that is an individual is generally subject to a reduced rate of U.S. federal income taxation. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gains or losses for U.S. federal income tax purposes.

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

●	75 percent or more of our gross income for the taxable year is passive income; or

●	the value of our assets (generally based on a quarterly average) that produce or are held for the production of passive income is at least 50 percent.

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

United States Backup Withholding and Information Reporting. A U.S. holder of ADSs may, under certain circumstances, be subject to “information reporting” and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends, interest or the proceeds of a sale or disposition of ADSs, unless such holder (i) comes within certain exempt categories, and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely matter.

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

In 2010, Coca-Cola FEMSA’s main shareholders, FEMSA and TCCC, amended the shareholders agreement, and Coca-Cola FEMSA’s bylaws were amended accordingly. The amendment mainly related to changes in the voting requirements for decisions on: (i) ordinary operations within an annual business plan and (ii) appointment of the chief executive officer and all officers reporting to him, all of which may be taken by the board of directors by simple majority voting. Also, the amendment provided that payment of dividends, up to an amount equivalent to 20% of the preceding years’ consolidated net profits, may be approved by a simple majority of the voting capital stock and any payment of dividends above 20.0% of the preceding years’ consolidated net profits shall require the approval of a majority of the voting capital stock, which majority must also include a majority of Coca-Cola FEMSA Series D shares. Any decision on extraordinary matters, as they are defined in Coca-Cola FEMSA’s bylaws and which include, among other things, any new business acquisition, business combinations or any change in the existing line of business shall require the approval of the majority of the members of the board of directors, with the vote of two of the members appointed by TCCC.

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

In addition to the rights of first refusal provided for in Coca-Cola FEMSA’s bylaws regarding proposed transfers of its Series A Shares or Series D Shares, the shareholders agreement contemplates three circumstances under which one principal shareholder may purchase the interest of the other in Coca-Cola FEMSA: (i) a change in control in a principal shareholder; (ii) the existence of irreconcilable differences between the principal shareholders; or (iii) the occurrence of certain specified events of default.

In the event that (i) one of the principal shareholders buys the other’s interest in Coca-Cola FEMSA in any of the circumstances described above or (ii) the beneficial ownership of TCCC or FEMSA is reduced below 20% of our outstanding voting stock, and upon the request of the shareholder whose interest is not so reduced, the shareholders agreement will be terminated and Coca-Cola FEMSA’s bylaws will be amended to eliminate all share transfer restrictions and all special-majority voting and quorum requirements.

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

The Coca-Cola Memorandum

In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both TCCC and our company that were memorialized in writing prior to completion of the acquisition. Although the memorandum has not been amended, Coca-Cola FEMSA continues to develop its relationship with TCCC (through, inter alia, acquisitions and taking on new product categories), and Coca-Cola FEMSA therefore believes that the memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The main terms are as follows:

●	The shareholder arrangements between our company and TCCC and certain of its subsidiaries will continue in place. In 2010, FEMSA amended its shareholders agreement with TCCC. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreement.”
●	We will continue to consolidate Coca-Cola FEMSA’s financial results under IFRS.
●	TCCC and our company will continue to discuss in good faith the possibility of implementing changes to Coca-Cola FEMSA’s capital structure in the future.
●	TCCC may require the establishment of a different long-term strategy for Brazil. If, after taking into account Coca-Cola FEMSA’s performance in Brazil, TCCC does not consider Coca-Cola FEMSA to be part of this long-term strategic solution for Brazil, then Coca-Cola FEMSA will sell its Brazilian franchise to TCCC or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures. In light of the performance of Coca-Cola FEMSA’s business in Brazil and the fact that TCCC authorized Coca-Cola FEMSA to acquire five Coca-Cola bottlers in Brazil from 2008 to 2022 and participate in the acquisition of Brazilian operations of Jugos del Valle, Leão Alimentos, Laticínios Verde Campo Ltda, the AdeS business in Brazil, among others, Coca-Cola FEMSA believe that this provision is no longer applicable.

●	Coca-Cola FEMSA would like to keep open strategic alternatives that relate to the integration of sparkling beverages and beer. TCCC, our company and Coca-Cola FEMSA would explore these alternatives on a market-by-market basis at the appropriate time.
●	TCCC agreed to sell to us sufficient shares to permit us to beneficially own 51% of Coca-Cola FEMSA outstanding capital stock (assuming that we do not sell any shares and that there are no issuances of Coca-Cola FEMSA stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, we acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA Series D shares from certain subsidiaries of TCCC, representing 9.4% of the total outstanding voting shares and 8% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D shares to Series A shares.
●	Coca-Cola FEMSA may be entering some markets where significant infrastructure investment may be required. TCCC and our company will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that our company and TCCC will reach an agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.

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

As part of a shared vision for the future, and to continue strengthening Coca-Cola FEMSA’s relationship with TCCC and combined strategy, in 2021, Coca-Cola FEMSA and TCCC agreed to enhance the Cooperation Framework. This enhancement includes additional drivers to grow the business and strengthen Coca-Cola FEMSA’s successful and longstanding partnership with TCCC.

This update contemplates the following main objectives:

●	Growth principles. Coca-Cola FEMSA and The Coca-Cola Company agreed to continuously build and align ambitious business growth plans to increase Coca-Cola FEMSA operating income via top-line growth, cost and expense efficiencies and the implementation of marketing, commercial strategies and productivity programs
●	Relationship economics. Ensure that the economics of Coca-Cola FEMSA’s business and management incentives are fully aligned towards long-term system value creation. Potential future concentrate price adjustments for sparkling beverages and flavored water in all Coca-Cola FEMSA’s territories will be based on mutual consensus between The Coca-Cola Company and Coca-Cola FEMSA as to which investment and profit split levels are mutually beneficial for both parties, including in such profit split levels the results from potential new business and ventures.

●	Potential new business and ventures. As the Coca-Cola system continues to evolve, leveraging Coca-Cola FEMSA’s sales and distribution network, it may be allowed to engage in the distribution of potential new businesses such as the distribution of beer, spirits and other consumer goods.
●	Digital strategy. Development of a joint general framework for digital initiatives as part of both companies’ industry-leading digitization efforts.

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

TCCC has the ability, at its sole discretion, to reformulate any of the Coca-Cola trademark beverages and to discontinue any of the Coca-Cola trademark beverages, subject to certain limitations, so long as all Coca-Cola trademark beverages are not discontinued. TCCC may also introduce new beverages in Coca-Cola FEMSA’s territories in which case Coca-Cola FEMSA has a right of first refusal with respect to the manufacturing, packaging, distribution and sale of such new beverages subject to the same obligations as then existing with respect to the Coca-Cola trademark beverages under the bottler agreements. The bottler agreements prohibit Coca-Cola FEMSA from producing, bottling or handling beverages other than Coca-Cola trademark beverages, or other products or packages that would imitate, infringe upon or cause confusion with the products, trade dress, containers or trademarks of TCCC, except under the authority of, or with the consent of, TCCC. The bottler agreements also prohibit Coca-Cola FEMSA from acquiring or holding an interest in a party that engages in such restricted activities. The bottler agreements impose restrictions concerning the use of certain trademarks, authorized containers, packaging and labeling of TCCC so as to conform to policies approved by TCCC. In particular, Coca-Cola FEMSA is obligated to:

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

TCCC contributed a significant portion of Coca-Cola FEMSA’s total marketing expenses in Coca-Cola FEMSA’s territories during 2021 and has reiterated its intention to continue providing such support as part of Coca-Cola FEMSA’s cooperation framework. Although Coca-Cola FEMSA believes that TCCC will continue to provide funds for advertising and marketing, it is not obligated to do so. Consequently, future levels of advertising and marketing support provided by TCCC may vary materially from the levels historically provided. See “Item 10. Additional Information—Material Contracts— Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreement.”

Coca-Cola FEMSA has separate bottler agreements with TCCC for each of the territories where it operates, on substantially the same terms and conditions. These bottler agreements are automatically renewable for ten-year terms, subject to the right of either party to give prior notice that it does not wish to renew a specific agreement.

As of the date of this annual report, Coca-Cola FEMSA had:

●	four bottler agreements in Mexico: (i) the agreement for the Valley of Mexico territory, which is up for renewal in June 2023, (ii) the agreement for the southeast territory, which is up for renewal in June 2023, (iii) the agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025;
●	two bottler agreements in Brazil, which are up for renewal in October 2022 (corresponding to the recent acquisition of CVI) and October 2027, respectively;
●	three bottler agreements in Guatemala, one of which is up for renewal in March 2025 and two in April 2028;
●	one bottler agreement in Argentina, which is up for renewal in September 2024;
●	one bottler agreement in Colombia, which is up for renewal in June 2024;
●	one bottler agreement in Costa Rica, which is up for renewal in September 2027;
●	one bottler agreement in Nicaragua, which is up for renewal in May 2026;
●	one bottler agreement in Panama, which is up for renewal in November 2024; and
●	one bottler agreement in Uruguay, which is up for renewal in June 2028.

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

Under the Corporate Governance Agreement, FEMSA is entitled to nominate two representatives to the Heineken Supervisory Board, one of whom will be appointed as its vice-chairman and will also serve as a representative of FEMSA on the Heineken Supervisory Board. José Antonio Fernández Carbajal, our Executive Chairman of the Board and Javier Astaburuaga Sanjines, alternate director of our Board of Directors, were appointed to the Heineken Supervisory Board by Heineken N.V.’s general meeting of shareholders. Mr. Fernández Carbajal was also approved to the Heineken Holding Board by the general meeting of shareholders of Heineken Holding N.V. Mr. Astaburuaga Sanjines’ tenure will end on April 2022 and Francisco Camacho Beltrán, Chief Corporate Officer of FEMSA, has been nominated to be appointed as member of the Heineken Supervisory Board.

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

Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2021, we had outstanding total debt of Ps. 190,585 million, of which 4% bore interest at variable interest rates and 96% bore interest at fixed interest rates. After giving effect to derivative hedging contracts, as of December 31, 2021, 90.1% of our total debt was fixed rate and 9.9% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage includes the effect of cross-currency and interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate (“LIBOR,” a benchmark rate used for Eurodollar loans), the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”), and the Treasury Certificates (Certificados de la Tesorería, or “CETES”) rate. LIBOR is the subject of recent U.S. and international regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to become unavailable or to perform or be reported differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our floating rate debt or exposure under our interest rate derivative transactions. We do not anticipate a significant impact to our financial position given our current mix of variable and fixed-rate debt, taking into account the impact of our interest rate hedging. If any of the above-described reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2021, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2021 exchange rate of Ps. 20.5140 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2021 of:

●	short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;
●	long-term notes payable based on quoted market prices; and
●	cross-currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2021.

As of December 31, 2021, the fair value represents an increase in total debt of Ps. 7,647 million more than book value.

Principal by Year of Maturity

	At December 31, (1)
													Carrying		Fair		Carrying
											2027		Value at		Value at		Value at
											and		December 31,		December 31,		December 31,
(in millions of Mexican pesos)	2022		2023		2024		2025		2026		Thereafter		2021		2021		2020(1)
Short-term debt:
Fixed rate debt:
Colombian pesos
Bank loans	Ps.	311	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	311	Ps.	311	Ps.	168
Interest rate		2.5%		—		—		—		—		—		2.5%		—		2.1%
Argentine pesos
Bank loans		461		—		—		—		—		—		461		461		711
Interest rate		41.0%		—		—		—		—		—		41.0%		—		44.7%
Chilean pesos
Bank loans		261		—		—		—		—		—		261		261		1,027
Interest rate		0.7%		—		—		—		—		—		0.7%		—		1.9%
U.S. dollars
Bank loans		—		—		—		—		—		—		—		—		1,150
Interest rate		—%		—		—		—		—		—		—%		—		2.0%
Uruguayan pesos
Bank loans		184		—		—		—		—		—		184		184		498
Interest rate		6.0%		—		—		—		—		—		6.0%		—		15.1%
Guatemalan quetzal
Bank loans		26		—		—		—		—		—		26		26		63
Interest rate		6.3%		—		—		—		—		—		6.3%		—		6.3%
Variable rate debt:
Mexican pesos
Bank loans		760		—		—		—		—		—		760		760		360
Interest rate		5.9%		—		—		—		—		—		5.9%		—		5.2%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		492
Interest rate		—%		—		—		—		—		—		—%		—		3.0%
Total short-term debt	Ps.	2,003	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,003	Ps.	2,003	Ps.	4,469
(1)	All interest rates shown in this table are weighted average contractual annual rates.

													Carrying		Fair		Carrying
											2027		Value at		Value at		Value at
											and		December 31,		December 31,		December 31,
(in millions of Mexican pesos)	2022		2023		2024		2025		2026		Thereafter		2021		2021		2020(1)
Long-term debt:
Fixed rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	27,646	Ps.	27,646	Ps.	27,321	Ps.	24,469
Interest rate		—		—		—		—		—		0.7%		0.7%		—		1.7%
U.S. dollars
Yankee bond		—		—		—		—		—		52,255		52,255		56,147		50,597
Interest rate		—		—		—		—		—		3.1%		3.1%		—		3.1%
Bank of NY (FEMSA USD 2023)		—		6,170		—		—		—		—		6,170		6,323		5,975
Interest rate(1)		—		2.9%		—		—		—		—		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		14,262		14,262		16,991		13,805
Interest rate(1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		51,174		51,174		53,707		49,549
Interest rate(1)		—		—		—		—		—		3.5%		3.5%		—		3.5%
Bank loans		—		—		2,352		—		—		—		2,352		2,352		2,293
Interest rate		—		—		3.6%		—		—		—		3.6%		—		3.7%
Mexican pesos
Domestic senior notes		—		7,498		—		—		—		18,449		25,947		24,722		21,483
Interest rate		—		5.5%		—		—		—		7.6%		7.0%		—		7.0%
Bank loans		82		75		68		65		15		—		305		305		165
Interest rate		6.5%		6.1%		5.6%		5.3%		1.1%		—		5.7%		—		9.3%
Brazilian reais
Bank loans		48		28		18		—		—		—		94		94		157
Interest rate		6.0%		6.4%		6.6%		—		—		—		6.2%		—		6.1%
Chilean pesos
Bank loans		—		338		—		—		—		—		338		338		15
Interest rate		—%		1.2%		—		—		—		—		1.2%		—		3.2%
Uruguayan pesos
Bank loans		256		930		—		—		—		—		1,186		1,186		1,031
Interest rate		8.0%		6.3%		—		—		—		—		6.7%		—		10.8%
Subtotal	Ps.	386	Ps.	15,039	Ps.	2,438	Ps.	65	Ps.	15	Ps.	163,786	Ps.	181,729	Ps.	189,486	Ps.	169,539
(1)	All interest rates shown in this table are weighted average contractual annual rates.

													Carrying		Fair		Carrying
											2027		Value at		Value at		Value at
											and		December 31,		December 31,		December 31,
(in millions of Mexican pesos)	2022		2023		2024		2025		2026		Thereafter		2021		2021		2020(1)
Variable rate debt:
Mexican pesos
Domestic senior notes	Ps.	1,499	Ps.	—	Ps.	—	Ps.	1,726	Ps.	2,425	Ps.	—	Ps.	5,650	Ps.	5,540	Ps.	3,181
Interest rate(1)		5.5%		—%		—		5.3%		5.3%		—		5.4%		—		4.6%
Bank Loans		170		72		48		29		11		—		330		330		9,771
Interest rate(1)		6.2%		6.6%		6.9%		6.9%		6.8%		—%		6.5%		—		8.4%
Brazilian reais
Bank loans		5		—		—		—		—		—		5		5		47
Interest rate		9.0%		—%		—		—		—		—		9.0%		—		8.1%
Colombian pesos
Bank loans		10		—		—		—		—		—		10		10		25
Interest rate		4.5%		—%		—		—		—		—		4.5%		—		4.4%
Chilean pesos
Bank loans		567		291		—		—		—		—		858		858		1,633
Interest rate		1.8%		1.8%		—%		—		—		—		1.8%		—		3.5%
Subtotal	Ps.	2,251		363	Ps.	48	Ps.	1,755	Ps.	2,436	Ps.	—	Ps.	6,853	Ps.	6,743	Ps.	14,657
Total long-term debt	Ps.	2,637	Ps.	15,402	Ps.	2,486	Ps.	1,820	Ps.	2,451	Ps.	163,786	Ps.	188,582	Ps.	196,229	Ps.	184,196
Current portion of long term debt														(2,637)				(4,332)
													Ps.	185,945			Ps.	179,864

(1)All interest rates shown in this table are weighted average contractual annual rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2021 would increase our interest expense by approximately Ps. 160 million, or 2.6%, over the 12-month period of 2022, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we operate, relative to the U.S. dollar. In 2021, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency at December 31, 2021

		% of Consolidated
		Total
Region	Currency	Revenues
Mexico and Central America	Mexican peso, Guatemalan quetzal, Panamanian balboa, Costa Rican colon, Nicaraguan córdoba and U.S. dollar	68%

South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso, Uruguayan peso and Peru sol	27%

United States	U.S. dollar	5%

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. As of December 31, 2021, after giving effect to all cross-currency swaps and interest rate swaps, 37.9% of our long-term indebtedness was denominated in Mexican pesos, 29.5% was denominated in U.S. Dollars, 23.1% was denominated in euros, 6.7% was denominated in Brazilian reais, 0.8% was denominated in Chilean pesos and 1.0% was denominated in Colombian pesos, 0.8% Uruguayan pesos and 0.3% in Argentine pesos. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Argentine pesos, Chilean pesos and U.S. dollars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.

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

As of December 31, 2021, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was (i) Ps. 6,384 million that expire in 2022, for which we have recorded a net fair value liability of Ps. 26 million; (ii) Ps. 23 million that expire in 2023, for which we have recorded a net fair value liability of Ps. 2 million; and (iii) Ps. 2 million that expire in 2024, for which we have recorded a net fair value liability less than a million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2021, a gain of Ps. 41 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2020, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was (i) Ps. 9,042 million that expired in 2021, for which we have recorded a net fair value liability of Ps. 1,036 million; (ii) Ps. 66 million that expire in 2022, for which we have recorded a net fair value liability of Ps. 41 million; (iii) Ps. 23 million that expire in 2023, for which we have recorded a net fair value liability of Ps. 2 million; and (iv) Ps. 2 million that expire in 2024, for which we have recorded a net fair value liability less than a million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2020, a gain of Ps. 167 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2019, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars and euros. The notional amount of these forward agreements was (i) Ps. 8,447 million that expired in 2020, for which we have recorded a net fair value liability of Ps. 258 million; (ii) Ps. 215 million that expired in 2021, for which we have recorded a net fair value asset of Ps. 27 million and (iii) Ps. 52 million that expire in 2022, for which we have recorded a net fair value asset of Ps. 5 million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2019, a gain of Ps. 116 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2019, we had options to purchase U.S. dollars to reduce our exposure to the risk of exchange rate fluctuations. The notional amount of these options was Ps. 107 million, for which we have recorded a net fair value asset of Ps. 2 million as part of accumulated other comprehensive income. The maturity date of these options was in 2020.

As of December 31, 2021, we had long-term debt in the amount of €1,200 million. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange gain, net of tax, of Ps. 840 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income. Additionally, as of December 31, 2021, we have long-term debt in the amount of U.S. $2,500 million. We have designated a portion of the non-derivative financial liability as a hedge on the net investment in our stake hold in Specialized Distribution and JRD. We recognized a foreign exchange loss, net of tax, of Ps. 722 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income.

As of December 31, 2020, we had long-term debt in the amount of €1,000. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange loss, net of tax, of Ps. 2,379 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income. Additionally, as of December 31, 2020, we had long-term debt in the amount of U.S. dollars $2,500. We have designated a portion of the non-derivative financial liability as a hedge on the net investment in our stake hold in Specialized Distribution and JRD. We recognized a foreign exchange gain, net of tax, of Ps. 3,439 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income.

As of December 31, 2019, we had long-term debt in the amount of €1,000. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange gain, net of tax, of Ps. 991 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income.

The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian real and Colombian peso, would have on our equity and profit or loss:

			Effect on Equity
	Change in		(in millions of
	Exchange		Mexican
Foreign Currency Risk	Rate		pesos)
2021
FEMSA(1)	+11% MXN/USD	Ps.	4
	‑11% MXN/USD		(4)
	+16% BRL/USD		37
	‑16% BRL/USD		(37)
Coca-Cola FEMSA	+11% MXN/USD		298
	‑11% MXN/USD		(298)
	+16% BRL/USD		284
	‑16% BRL/USD		(284)
	+4% UYU/USD		7
	‑4% UYU/USD		(7)
	+11% COP/USD		81
	‑11% COP/USD		(81)
	+1% ARS/USD		3
	‑1% ARS/USD		(3)
	+3% CRC/USD		10
	‑3% CRC/USD		(10)
2020
FEMSA(1)	+19% MXN/USD	Ps.	327
	‑19% MXN/USD		(327)
	+21% BRL/USD		240
	‑21% BRL/USD		(240)
Coca-Cola FEMSA	+19% MXN/USD		884
	‑19% MXN/USD		(884)
	+21% BRL/USD		357
	‑21% BRL/USD		(357)
	+9% UYU/USD		21
	‑9% UYU/USD		(21)
	+16% COP/USD		142
	‑16% COP/USD		(142)
	+2% ARS/USD		2
	‑2% ARS/USD		(2)
2019
FEMSA(1)	+9% MXN/EUR	Ps.	57
	‑9% MXN/EUR		(57)
	+13% BRL/USD		202
	‑13% BRL/USD		(202)
Coca-Cola FEMSA	+9% MXN/USD		739
	‑9% MXN/USD		(739)
	+13% BRL/USD		155
	‑13% BRL/USD		(155)
	+5% UYU/USD		23
	-5% UYU/USD		(23)
	+10% COP/USD		54
	‑10% COP/USD		(54)
	+25% ARS/USD		88
	‑25% ARS/USD		(88)
(1)	Does not include Coca-Cola FEMSA.

As of December 31, 2021, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,872 million that expire in 2022, for which we have recorded a net fair value asset of Ps. 982 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 24,403 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 12,379 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,400 million that expire in 2024, for which we have recorded a net fair value asset of Ps. 438 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 10,667 million that expire in 2025, for which we have recorded a net fair value liability of Ps. 1,410 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,348 million that expire in 2026, for which we have recorded a net fair value asset of Ps. 219 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 7,204 million that expire in 2027, for which we have recorded a net fair value asset of Ps. 366 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 16,389 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 634 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 3,911 million that expire in 2030, for which we have recorded a net fair value asset of Ps. 396 million; and (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,869 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 1,553 million.

As of December 31, 2020, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,575 million that expired in 2021, for which we have recorded a net fair value asset of Ps. 164 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 376 million that expire in 2022, for which we have recorded a net fair value asset of Ps. 23 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 24,103 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 10,808 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,577 million that expire in 2024, for which we have recorded a net fair value asset of Ps. 255 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 10,750 million that expire in 2025, for which we have recorded a net fair value liability of Ps. 2,481 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,982 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 384 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,519 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 122 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 3,790 million that expire in 2030, for which we have recorded a net fair value asset of Ps. 85 million; and (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,869 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 2,706 million.

As of December 31, 2019, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 17,252 million that expired in 2020, for which we have recorded a net fair value asset of Ps. 576 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 702 million that expired in 2021, for which we have recorded a net fair value asset of Ps. 49 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 375 million that expire in 2022, for which we have recorded a net fair value asset of Ps. 3 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 23,466 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 6,528 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,788 million that expire in 2024, for which we have recorded a net fair value liability of Ps. 53 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 772 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 63 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,596 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 843 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,371 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 121 million; and (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,869 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 576 million.

Certain cross-currency swap instruments did not meet the hedging criteria for accounting purposes. For the years ended December 31, 2021, 2020 and 2019 changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a gain of Ps. 80 in 2021, and a loss of Ps. 212 and Ps. 289 million in 2020 and 2019 respectively.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2021 would result in a foreign exchange loss decreasing our consolidated net income by approximately Ps. 5,033 million over the 12-month period of 2022, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and euros.

As of April 8, 2022, the exchange rates relative to the U.S. dollar of all the countries where we operate, as well as their depreciation/appreciation effect compared to December 31, 2021, were as follows:

		Exchange Rate
		as of April 8,	(Depreciation) /
Country	Currency	2022	Appreciation
Mexico	Mexican peso	20.0665	2.5%
Brazil	Brazilian reais	4.75	14.9%
Colombia	Colombian peso	3,771.83	5.3%
Argentina	Argentine peso	112.16	(9.2)%
Costa Rica	Colon	661.64	(2.5)%
Guatemala	Quetzal	7.67	0.7%
Nicaragua	Cordoba	35.71	(0.5)%
Panama	U.S. dollar	1.00	—
Euro Zone	Euro	0.91	(3.2)%
Peru	Nuevo sol	3.71	7.2%
Chile	Chilean peso	807.88	5.0%
Uruguay	Uruguayan peso	41.63	6.9%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we operate, relative to the U.S. dollar, occurring on December 31, 2021, would produce a reduction (or gain) in stockholders’ equity as follows:

		Reduction in
Country	Currency	Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	5,033
Brazil	Brazilian reais	3,332
Colombia	Colombian peso	1,262
Costa Rica	Colon	480
Argentina	Argentine peso	269
Guatemala	Quetzal	117
Nicaragua	Cordoba	109
Panama	U.S. dollar	409
Peru	Nuevo sol	16
Chile	Chilean peso	915
Uruguay	Uruguayan peso	81
Euro Zone	Euro	7,982
U.S.A.	U.S. dollar	3,774

Equity Risk

As of December 31, 2021 and 2020, we did not have any equity derivative agreements that exposed us to equity risk.

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2021, we had various derivative instruments contracts with maturity dates in 2022 and 2023, notional amounts of Ps. 3,362 million and a net fair value asset of Ps. 729 million. The results of our commodity price contracts expired for the years ended December 31, 2021, 2020 and 2019 were a loss of Ps. 1,245 million and gains of Ps.129 million and Ps. 391 million, respectively, which were recorded in the results of each year.

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

Direct and indirect payments by the depositary

The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2020, this amount was US$ 2,215,293.40

ITEMS 13-14. NOT APPLICABLE

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We have evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2021. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.

In accordance with applicable guidance provided by SEC, our management assessment and conclusions of internal control effectiveness over financial reporting as of December 31, 2021 excludes an assessment of the internal control over financial reporting of Daycon Products Co., Penn Jersey Paper Co., Next-Gen Supply Group Inc., Johnston Paper Company, Inc., Super Chemical Corporation North Woods Manufacturing, Inc., Valley Janitor Supply Co. Inc., Swish White River Ltd., General Chemical & Supply, Inc., and Weiss Bros of Hagerstown, Inc. These acquisitions represented 1.6% and 3.0% of our total assets and net assets, respectively, as of December 31, 2021, and 0.4% of our revenues, for the year ended December 31, 2021.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in its report included herein.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on internal Control over Financial Reporting

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 1) Daycon Products Co., 2) Penn Jersey Paper Co., 3) Next-Gen Supply Group Inc., 4) Johnston Paper Company, Inc., 5) Super Chemical Corporation and North Woods Manufacturing, Inc., 6) Valley Janitor Supply Co. Inc., 7) Swish White River Ltd., 8) General Chemical & Supply, Inc., and 9) Weiss Bros of Hagerstown, Inc., all of them consolidated in September through December of the year 2021, which collectively constituted 1.6% and 3.0% of total and net assets, respectively, as of December 31, 2021 and 0.4% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of all the entities listed before.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020,  the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes, and our report dated April 14, 2022, expressed an unqualified opinion thereon based on our audits and the report of the other auditors.

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

San Pedro Garza Garcia, Mexico

April 14, 2022

(d) Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

For the fiscal years ended December 31, 2021, 2020 and 2019 Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.

The following table summarizes the aggregate fees billed to us in 2021, 2020 and 2019 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
	2021		2020		2019

	(in millions of Mexican pesos)
Audit fees	Ps.	159	Ps.	149	Ps.	129
Audit-related fees		19		23		21
Tax fees		17		19		17
Other fees		—		3		4
Total	Ps.	195	Ps.	194	Ps.	171

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

ITEM 16D. NOT APPLICABLE

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any of our equity securities in 2021. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

Purchases of Equity Securities

Maximum
Number (or
Appropriate U.S.
				Total Number of	dollar Value) of
				Shares (or Units)	Shares (or Units)
				Purchased as	that May Yet Be
	Total Number			Part of Publicly	Purchased Under
	of BD Units	Average Price Paid		Announced Plans	the Plans or
Period	Purchased	per BD Units		or Programs	Programs
March 2021	4,256,433	Ps.	164.53355	—	—

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

ITEM 16H. NOT APPLICABLE

ITEM 16I. NOT APPLICABLE

ITEM 17. NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-185, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Amended and restated bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on July 15, 2021 (English translation)

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

2.6

Indenture, dated as of February 5, 2010, among Coca-Cola FEMSA and The Bank of New York Mellon (incorporated by reference to Exhibit 2.2 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.7

Fourth Supplemental Indenture, dated as of February 12, 2020, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, including the form of global note therein (incorporated by reference to Exhibit 4.1 of FEMSA’s report on Form 6-K filed on February 12, 2020 (File No. 001-35934).

2.8

Fifth Supplemental Indenture, dated as of June 25, 2020, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, including the form of global note therein (incorporated by reference to Exhibit 4.1 of FEMSA’s report on Form 6-K filed on June 25, 2020 (File No. 001-35934).

2.9

Sixth Supplemental Indenture, dated as of April 28, 2021, between FEMSA, as Issuer, and The Bank of New York Mellon, as Trustee, Security Registrar, Paying Agent and Transfer Agent, including the form of global note therein (incorporated by reference to Exhibit 4.1 of FEMSA’s report on Form 6-K filed on April 28, 2021 (File No. 001-35934).

2.10

First Supplemental Indenture, dated as of February 5, 2010 among Coca-Cola FEMSA and The Bank of New York Mellon and the Bank of New York Mellon (Luxembourg) S.A. (incorporated by reference to Exhibit 2.3 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 10, 2010 (File No. 1-12260)).

2.11

Second Supplemental Indenture, dated as of April 1, 2011, among Coca-Cola FEMSA, Propimex, S. de R.L. de C.V. (formerly Propimex, S.A. de C.V.), as Guarantor, and The Bank of New York Mellon (incorporated by reference to Coca- Cola FEMSA’s Annual Report on Form 20-F filed on June 17, 2011 (File No. 001-12260)).

2.12

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

2.13

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

2.14

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

2.15

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

2.16

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

2.17

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

2.18

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

2.19

Tenth Supplemental Indenture dated as of September 1, 2020 among Coca-Cola FEMSA, S.A.B. de C.V., as issuer, Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Yoli de Acapulco, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V. and Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V., as guarantors, and The Bank of New York Mellon, as trustee, security registrar, paying agent and transfer agent (incorporated by reference to Exhibit 4.1 to Coca-Cola FEMSA’s Report on Form 6-K furnished on September 1, 2020 (File No. 1-12260)).

2.20	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.

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

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 14, 2022.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 14, 2022.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 14, 2022.

15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.

15.2	Consent letter of Deloitte Accountants B.V.

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	This was a paper filing, and is not available on the SEC Website.

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

Date: April 14, 2022

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Eugenio Garza y Garza
Eugenio Garza y Garza
Director of Finance and Corporate Development

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MÉXICO

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“the Company”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Heineken N.V. (a corporation in which the Company has an 8.63% interest at December 31, 2021 and 2020) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 12.26% interest at December 31, 2021 and 2020) (collectively “Heineken”). In the consolidated financial statements, the Company’s investment in Heineken includes its share of the net assets of Ps. 59,534 (€. 2,561) and Ps. 48,471 (€. 1,977) million at December 31, 2021 and 2020, respectively, and its equity in the net (loss) income of Heineken of Ps. 11,635, (€. 491), Ps. (842), (€. (30)) and 6,885 (€. 319) million for the years ended December 31, 2021, 2020 and 2019, respectively, which are exclusive of the impact of goodwill and other adjustments recorded by the Company. The consolidated financial statements of Heineken were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included above for Heineken, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 14, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

At December 31, 2021, the Company has distribution rights, trademarks and goodwill with an aggregate carrying value of approximately $ 140,820 million. As explained in Note 13 to the consolidated financial statements, distribution rights, trademarks and goodwill are tested for impairment annually at the cash generating unit level (CGUs). Impairment exists when the carrying value of an asset or cash generating unit (CGU) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value-in-use. The Company has estimated the value in use (VIU) or the fair value less costs to sell (FVLCS) in some cases, at the CGU level to test for impairment.

Auditing management’s annual distribution rights, trademarks and goodwill impairment test was complex and highly judgmental due to the significant estimation required to determine the VIU or FVLCS of the CGUs. In particular, the VIU or FVLCS estimates were sensitive to significant assumptions, such as the weighted average cost of capital, revenue growth rate, operating margin, working capital and terminal value, which are affected by expected future market or economic conditions, particularly those in emerging markets.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s distribution rights, trademarks and goodwill impairment review processes, including controls over management’s review of the significant assumptions described above, projected financial information and the valuation model used to develop such estimates.

To test the estimated VIU or FVLCS of the Company’s CGUs, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We assessed the historical accuracy of management’s estimates and projected financial information by (i) comparing them to actual operating results and obtaining appropriate explanations for variances (ii) examining and challenging management’s support for the current estimates and projections (iii) comparing them to industry and economic trends and (iv) evaluating whether changes to the Company’s business model, customer base or product mix and other factors would significantly affect the projected financial information and, thus the VIU or FVLCS of the CGUs that would result from changes in the assumptions, focusing on the projected compound annual growth rates and weighted average cost of capital, mainly. We also involved our valuation specialist to assist in the evaluation of the significant assumptions and methodology used by the Company.

Furthermore, we assessed the related disclosures made in the consolidated financial statements.

Recoverability of deferred tax assets
Description of the Matter

As described in Note 25 to the consolidated financial statements, the Company had recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately $9,047 million and recoverable tax credits of approximately $1,394 million. The NOLs were generated primarily by the Brazilian and Mexican operations and attributable to tax deductions of the amortization of goodwill generated from past business acquisitions in Brazil and due to remeasurement effects of foreign currency denominated borrowings by the Mexican operation.  The recoverable tax credits correspond to income tax credits generated in México arising from dividends received from foreign subsidiaries.

Auditing management’s assessment of the realizability of its deferred tax assets arising from NOLs and recoverable tax credits involved complex auditor judgment because management’s estimates of realizability is based on assessing the probability, timing and sufficiency of future taxable profits, expected reversals of taxable temporary differences and available tax planning opportunities that will create future taxable profits. These estimates are sensitive because they can be affected by variabilities in management’s projections and future market and economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets, including controls over management’s projections of future taxable income, scheduled analysis of the future reversal of existing taxable temporary differences and the identification of available tax planning opportunities.

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

In addition, with the assistance of our tax professionals, we assessed the application of the tax laws, including the Company's future tax planning opportunities and tested the Company´s scheduling of the timing and amount of reversal of taxable temporary differences.

We also evaluated the related disclosures made in the consolidated financial statements.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.

We have served as the Company’s auditor since 2008

San Pedro Garza Garcia, Mexico

April 14, 2022

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Financial Position

As of December 31, 2021 and 2020.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2021(1)	2021		2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$4,748	Ps.	97,407	Ps.	107,624
Investments	6	1,190		24,415		662
Trade accounts receivables, net	7	1,653		33,898		28,249
Inventories	8	2,481		50,896		44,034
Recoverable taxes	25	882		18,091		17,100
Other current financial assets	9	121		2,480		681
Other current assets	9	172		3,531		2,919
Total current assets		11,247		230,718		201,269
NON CURRENT ASSETS
Equity method accounted investees	10	5,231		107,299		98,270
Property, plant and equipment, net	11	5,613		115,147		113,106
Right-of-use assets, net	12	2,778		56,994		54,747
Intangible assets, net	13	7,709		158,138		155,501
Deferred tax assets	25	1,011		20,733		22,043
Other non-current financial assets	14	2,002		41,071		32,386
Other non-current assets	14	360		7,400		7,526
Total non-current assets		24,704		506,782		483,579
TOTAL ASSETS		$35,951	Ps.	737,500	Ps.	684,848
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	19	$98	Ps.	2,003	Ps.	4,469
Current portion of non-current debt	19	129		2,637		4,332
Current portion of lease liabilities	12	356		7,306		6,772
Interest payable		96		1,968		2,069
Trade payable		3,227		66,203		53,018
Accounts payable		1,323		27,149		22,150
Taxes payable		793		16,260		12,578
Other current financial liabilities	26	643		13,197		13,025
Total current liabilities		6,665		136,723		118,413
NON-CURRENT LIABILITIES
Bank loans and notes payable	19	9,064		185,945		179,864
Lease liabilities	12	2,683		55,049		51,536
Post-employment benefits	17	370		7,600		7,253
Deferred tax liabilities	25	295		6,042		6,033
Other non-current financial liabilities	26	115		2,364		5,022
Provisions and other non-current liabilities	26	423		8,660		9,540
Total non-current liabilities		12,950		265,660		259,248
TOTAL LIABILITIES		19,615		402,383		377,661
EQUITY
Controlling interest:
Capital stock		163		3,348		3,348
Additional paid-in capital		871		17,862		17,808
Retained earnings		11,617		238,306		217,430
Other comprehensive income		150		3,085		(843)
Total controlling interest		12,801		262,601		237,743
Non-controlling interest	22	3,535		72,516		69,444
TOTAL EQUITY		16,336		335,117		307,187
TOTAL LIABILITIES AND EQUITY		$35,951	Ps.	737,500	Ps.	684,848
(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Income Statements

For the years ended December 31, 2021, 2020 and 2019.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	2021(1)	2021		2020		2019
Net sales	28	$27,051	Ps.	554,923	Ps.	490,425	Ps.	504,059
Other operating revenues		65		1,338		2,541		2,652
Total revenues		27,116		556,261		492,966		506,711
Cost of goods sold		16,698		342,548		303,313		315,230
Gross profit		10,418		213,713		189,653		191,481
Administrative expenses		1,327		27,219		22,988		19,930
Selling expenses		6,536		134,079		123,405		121,871
Other income	20	287		5,887		3,343		1,013
Other expenses	20	182		3,727		12,381		4,905
Interest expense	19	826		16,938		17,516		14,133
Interest income		71		1,464		2,100		3,168
Foreign exchange gain (loss), net		64		1,314		385		(2,467)
Monetary position gain, net		36		738		384		260
Market value (gain) loss on financial instruments		(2)		(38)		264		320
Income before income taxes and share in the profit of equity method accounted investees		2,007		41,191		19,311		32,296
Income taxes	25	696		14,278		14,819		10,476
Share in the profit (loss) of equity method accounted investees, net of tax	10	525		10,765		(736)		6,228
CONSOLIDATED NET INCOME		1,836		37,678		3,756		28,048
Controlling interest		1,388		28,495		(1,930)		20,699
Non-controlling interest		448		9,183		5,686		7,349
CONSOLIDATED NET INCOME		$1,836	Ps.	37,678	Ps.	3,756	Ps.	28,048
Controlling interest basic earnings (loss) per share
Per series “B” share	24	$0.07	Ps.	1.42	Ps.	(0.10)	Ps.	1.03
Per series “D” share	24	0.09		1.78		(0.12)		1.29
Controlling interest diluted earnings (loss) per share
Per series “B” share	24	0.07		1.42		(0.10)		1.03
Per series “D” share	24	0.09		1.78		(0.12)		1.29
(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Comprehensive Income (Loss)

For the years ended December 31, 2021, 2020 and 2019.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2021(1)	2021		2020		2019
CONSOLIDATED NET INCOME		$1,836	Ps.	37,678	Ps.	3,756	Ps.	28,048
Items that will be reclassified to consolidated net income in subsequent periods, net of tax:
Valuation of the effective portion of derivative financial instruments	21	124		2,541		1,654		(980)
Income on hedge of net investments in foreign operations	19	17		350		1,060		991
Exchange differences (loss) income on the translation of foreign operations and equity method accounted investees		(405)		(8,307)		489		(12,556)
Share of other comprehensive income (loss) of equity method accounted investees	10	143		2,925		(5,948)		1,058
Total items that will be reclassified		(121)		(2,491)		(2,745)		(11,487)
Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Gain (loss) due to changes in the fair value in equity financial instruments		252		5,165		(3,991)		—
Share of other comprehensive income (loss) of equity method accounted investees		29		590		(111)		(389)
Gain (loss) on remeasurements of the net defined benefit liability		14		296		(474)		(1,090)
Total items that will not be reclassified		295		6,051		(4,576)		(1,479)
Other items of comprehensive income (loss), net of tax		174		3,560		(7,321)		(12,966)
Consolidated comprehensive income (loss), net of tax		$2,010	Ps.	41,238	Ps.	(3,565)	Ps.	15,082
Controlling interest comprehensive income (loss)		1,580		32,423		(3,458)		12,331
Reattribution to non-controlling interest of other comprehensive income by acquisition of YZA		—		—		—		3
Reattribution to non-controlling interest of other comprehensive income by acquisition of Socofar		—		—		—		(49)
Controlling interest comprehensive income (loss)		$1,580	Ps.	32,423	Ps.	(3,458)	Ps.	12,285
Non-controlling interest comprehensive income (loss)		430		8,815		(107)		2,751
Reattribution from controlling interest of other comprehensive income by acquisition of YZA		—		—		—		(3)
Reattribution from controlling interest of other comprehensive income by acquisition of Socofar		—		—		—		49
Non-controlling interest comprehensive income (loss)		430		8,815		(107)		2,797
Consolidated comprehensive income (loss), net of tax		$2,010	Ps.	41,238	Ps.	(3,565)	Ps.	15,082
Out of which:
Controlling comprehensive income (loss) from continuing operations, net of tax		$1,580	Ps.	32,423	Ps.	(3,458)	Ps.	12,285
Non-controlling comprehensive income (loss) from continuing operations, net of tax		430		8,815		(107)		2,797
(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Changes in Equity

For the years ended December 31, 2021, 2020 and 2019.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

												Exchange
												differences
										Valuation		on the
										of the		translation of
										effective		foreign
								Fair value		portion of		operations		Remeasurements
				Additional				in equity		derivative		and equity		of the net		Total
		Capital		paid-in		Retained		financial		financial		accounted		defined benefit		controlling		Non-controlling		Total
	Notes	Stock		capital		earnings		instrument		instrument		investees		liability		interest		interest		equity
Balances as of January 1,2019		Ps.	3,348	Ps.	26,850	Ps.	217,802	Ps.	(491)	Ps.	1,891	Ps.	9,219	Ps.	(1,566)	Ps.	257,053	Ps.	78,489	Ps.	335,542
Accounting standard adoption effects (IFRIC 23), net of tax			—		—		(93)		—		—		—		—		(93)		(69)		(162)
Adjusted balance at January 1, 2019			3,348		26,850		217,709		(491)		1,891		9,219		(1,566)		256,960		78,420		335,380
Consolidated net income			—		—		20,699		—		—		—		—		20,699		7,349		28,048
Other comprehensive income (loss), net			—		—		—		—		(562)		(6,647)		(1,205)		(8,414)		(4,552)		(12,966)
Total other comprehensive income (loss)			—		—		20,699		—		(562)		(6,647)		(1,205)		12,285		2,797		15,082
Dividends declared and paid	22,23		—		—		(9,692)		—		—		—		—		(9,692)		(3,945)		(13,637)
Issuance of share-based compensation plans	18		—		33		—		—		—		—		—		33		(12)		21
Other acquistions and remeasurements			—		—		—		—		—		—		—		—		32		32
Other acquisition of non-controlling interest	1,22		—		(8,721)		—		—		32		17		(3)		(8,675)		(3,530)		(12,205)
Other movements in equity method accounted investees, net of tax	10		—		—		1,078		—		—		—		—		1,078		—		1,078
Balances as of December 31, 2019		Ps.	3,348	Ps.	18,162	Ps.	229,794	Ps.	(491)	Ps.	1,361	Ps.	2,589	Ps.	(2,774)	Ps.	251,989	Ps.	73,762	Ps.	325,751

Balances as of January 1,2020			3,348		18,162		229,794		(491)		1,361		2,589		(2,774)		251,989		73,762		325,751
Consolidated net income			—		—		(1,930)		—		—		—		—		(1,930)		5,686		3,756
Other comprehensive income (loss), net			—		—		—		(3,991)		1,306		1,673		(416)		(1,428)		(5,681)		(7,109)
Sale of Joint Venture			—		—		—		—		—		(100)		—		(100)		(112)		(212)
Total other comprehensive income (loss)			—		—		(1,930)		(3,991)		1,306		1,573		(416)		(3,458)		(107)		(3,565)
Dividends declared and paid	22,23		—		—		(10,360)		—		—		—		—		(10,360)		(5,524)		(15,884)
Issuance of share-based compensation plans	18		—		(275)		—		—		—		—		—		(275)		(64)		(339)
Acquisition of Envoy	4		—		(79)		—		—		—		—		—		(79)		1,377		1,298
Other movements in equity method accounted investees, net of tax	10		—		—		(74)		—		—		—		—		(74)		—		(74)
Balances as of December 31, 2020		Ps.	3,348	Ps.	17,808	Ps.	217,430	Ps.	(4,482)	Ps.	2,667	Ps.	4,162	Ps.	(3,190)	Ps.	237,743	Ps.	69,444	Ps.	307,187

												Exchange
												differences
										Valuation		on the
										of the		translation
										effective		of foreign
								Fair value		portion of		operations		Remeasurements
				Additional				in equity		derivative		and equity		of the net		Total
		Capital		paid-in		Retained		financial		financial		accounted		defined benefit		controlling		Non-controlling		Total
	Notes	Stock		capital		earnings		instrument		instrument		investees		liability		interest		interest		equity
Balances as of January 1,2021		Ps.	3,348	Ps.	17,808	Ps.	217,430	Ps.	(4,482)	Ps.	2,667	Ps.	4,162	Ps.	(3,190)	Ps.	237,743	Ps.	69,444	Ps.	307,187
Consolidated net income			—		—		28,495		—		—		—		—		28,495		9,183		37,678
Other comprehensive income (loss), net			—		—		—		5,165		1,563		(3,722)		922		3,928		(368)		3,560
Total other comprehensive income (loss)			—		—		28,495		5,165		1,563		(3,722)		922		32,423		8,815		41,238
Dividends declared and paid	22,23		—		—		(7,687)		—		—		—		—		(7,687)		(5,729)		(13,416)
Issuance of share-based compensation plans	18		—		54		—		—		—		—		—		54		(14)		40
Other movements in equity method accounted investees, net of tax	10		—		—		68		—		—		—		—		68		—		68
Balances as of December 31, 2021		Ps.	3,348	Ps.	17,862	Ps.	238,306	Ps.	683	Ps.	4,230	Ps.	440	Ps.	(2,268)	Ps.	262,601	Ps.	72,516	Ps.	335,117

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2020 and 2019.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2021(1)	2021		2020		2019
OPERATING ACTIVITIES
Income before income taxes including equity method accounted investees, net of tax	$2,533	Ps.	51,956	Ps.	18,575	Ps.	38,524
Non-cash items adjustments:
Operating (income)	(92)		(1,884)		(1,544)		(1,279)
Depreciation	1,233		25,293		25,006		23,361
Amortization	131		2,694		3,043		2,449
(Gain) loss on sale of long-lived assets	(57)		(1,176)		(130)		68
Disposal of long-lived assets	28		579		1,290		861
Impairment of long-lived assets	70		1,427		5,102		1,018
Share of the profit of equity method accounted investees, net of taxes	(525)		(10,765)		736		(6,228)
Interest income	(71)		(1,464)		(2,100)		(3,168)
Interest expense	826		16,938		17,516		14,133
Foreign exchange loss (gain), net	(64)		(1,314)		(385)		2,467
Monetary position (gain), net	(36)		(738)		(384)		(260)
Market value (gain) loss on financial instruments	(2)		(38)		264		320
Net cash flow from operating activities before changes in operating accounts	3,974		81,508		66,989		72,266
Trade accounts receivable and other current assets	(295)		(6,050)		2,551		(2,818)
Other current financial assets	(36)		(743)		31		(268)
Inventories	(382)		(7,835)		(247)		(5,635)
Derivative financial instruments	(3)		(69)		124		41
Trade accounts payable and other accounts	972		19,931		(1,847)		10,230
Other non-current liabilities	—		3		901		345
Other current financial liabilities	36		732		1,015		158
Employee benefits paid	(38)		(771)		(981)		(790)
Net cash generated from operations	4,228		86,706		68,536		73,529
Income taxes paid	(664)		(13,616)		(15,363)		(11,891)
Net cash generated by operating activities	3,564		73,090		53,173		61,638

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES

MONTERREY, N.L., MEXICO

Consolidated Statements of Cash Flows

For the years ended December 31, 2021, 2020 and 2019.

In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2021(1)	2021		2020		2019
INVESTING ACTIVITIES
Acquisition of Envoy Solutions and other businesses, net of cash acquired (see Note 4)	(469)		(9,612)		(23,284)		—
Other acquisitions, net of cash acquired (see Note 4)	—		—		(137)		(7,136)
Equity method accounted investees	(32)		(662)		(2,095)		(2,516)
Other equity investments	—		—		(5,644)		(14,419)
(Purchase) disposal of investments	(1,146)		(23,504)		14,149		29,381
Interest received	84		1,715		2,106		3,253
Derivative financial instruments	10		213		(191)		(203)
Dividends received from equity method accounted investees	246		5,039		4,180		3,026
Property, plant and equipment acquisitions	(892)		(18,294)		(18,660)		(22,926)
Proceeds from disposal of property, plant and equipment	72		1,478		461		655
Acquisition of intangible assets	(98)		(2,005)		(1,482)		(2,197)
Proceeds from long-lived assets	48		976		—		—
Investment in other assets	(49)		(997)		(1,082)		(1,179)
Collections of other assets	10		213		526		415
Investment in other financial assets	(36)		(735)		(214)		(285)
Net cash (used in) by investing activities	(2,252)		(46,175)		(31,367)		(14,131)
FINANCING ACTIVITIES
Proceeds from borrowings	1,944		39,888		129,371		18,280
Payments of bank loans	(1,889)		(38,747)		(63,278)		(26,301)
Interest paid	(462)		(9,469)		(9,615)		(6,503)
Derivative financial instruments	(158)		(3,245)		1,078		(690)
Dividends paid	(653)		(13,399)		(15,868)		(13,629)
Acquisition of non-controlling interest	—		—		(11,692)		(728)
Interest paid derived from leases	(246)		(5,038)		(4,568)		(4,498)
Payments of leases	(355)		(7,287)		(5,242)		(4,350)
Other financing activities	15		308		(611)		(15)
Net cash (used in) generated by financing activities	(1,804)		(36,989)		19,575		(38,434)
(Decrease) increase in cash and cash equivalents	(492)		(10,074)		41,381		9,073
Cash and cash equivalents at the beginning of the period	5,246		107,624		65,562		62,047
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(6)		(143)		681		(5,558)
Cash and cash equivalents at the end of the period	$4,748	Ps.	97,407	Ps.	107,624	Ps.	65,562
(1)	Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flows.

Note 1. Company Business

Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“FEMSA,” the Company or the Group), incorporated in 1936, is a public company established as a Sociedad anónima bursátil de capital variable under the Mexican laws leading subsidiaries that are direct and indirect sub-holding companies in businesses in which the Company operates in the beverage industry through Coca-Cola FEMSA; retail industry through FEMSA Comercio Proximity, Fuel and Health Divisions; beer industry through the Heineken investment; transport logistic services industry through Logistics and Distribution, and other businesses.

The following is a description of the Company’s businesses, along with its interest ownership in each reportable segment:

	% Ownership
Business	2021		2020		Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.2% (56.0% of the voting shares)	(1)	47.2% (56.0% of the voting shares)	(1)

Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Uruguay (see Note 4). As of December 31, 2021, The Coca-Cola Company (“TCCC”) indirectly owns 27.8% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 25% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and the New York Stock Exchange, Inc. (“NYSE”) in the form of American Depositary Shares (“ADS”).

FEMSA Comercio – Proximity Division	100%		100%		Small-box retail chain format operations in Mexico, Colombia, Peru, Chile and Brazil, mainly under the trade name “OXXO.”
FEMSA Comercio – Fuel Division	100%		100%		Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO Gas” with operations in Mexico.
FEMSA Comercio – Health Division	100%		100%		Drugstores operations in Chile, Colombia and Ecuador, mainly under the trademark “Cruz Verde”, “Fybeca” and “Sana Sana”; and in Mexico under various brands such as “YZA”,” La Moderna” and “Farmacon.”
Logistics and Distribution	Various	(2)	Various	(2)

Transport logistics services, specialized distribution and maintenance to subsidiary companies and third parties; with operations mainly in Mexico, the United States, Brazil, Colombia, among other countries in Latin America.

Heineken investment	14.8%		14.8%		Heineken N.V. and Heineken Holding N.V. shares, which represent an aggregate of 14.8% economic interest in both entities (“Heineken Group”).
Other businesses	100%		100%		Production and distribution companies of chillers, commercial refrigeration equipment, plastic boxes, food processing, preservation and weighing equipment.
(1)	The Company controls Coca-Cola FEMSA’s relevant activities. On January 31, 2019, Coca-Cola FEMSA, S.A.B. de C.V. Extraordinary General Shareholders’ Meeting approved the following: (i) an eight-for-one stock split (the “Stock Split”) of each series of shares of the Company; (ii) the issuance of Series B ordinary shares with full voting rights; and (iii) the creation of units, comprised of 3 Series B shares and 5 Series L shares, to be listed for trading on the Mexican Stock Exchange and in the form of American depositary shares on the New York Stock Exchange.
(2)	On May 15, 2020, the Company completed the acquisition of the specialized distribution business of cleaning products and consumables in the United States, through the controlling interest of NW Synergy, which includes WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”). Additionally, on December 31, 2020, the Company completed the acquisition of Southeastern Paper Group (“SEPG”). During 2021 the Company acquired other companies increasing its specialized distribution footprint in the United States. See Note 4.1.

Note 2. Basis of Preparation

2.1 Statement of compliance

The consolidated financial statements of the Company as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements and notes were authorized for issuance by the Company’s Board of Directors on March 3, 2022. These consolidated financial statements and notes were then approved by the Company’s Chief Executive Officer Daniel Rodríguez Cofré and the Chief Corporate Financial Officer Eugenio Garza y Garza on March 21, 2022, and by the Shareholders meeting on April 8, 2022. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Corporate Financial Officer on April 14, 2022 and subsequent events have been considered through that date (see Note 30).

2.2 Basis of measurement and presentation

COVID-19, an infectious disease caused by a new virus, was declared a world-wide pandemic by the WHO on March 11, 2020. The measures to slow the spread of COVID‑19 have had a significant impact on the global economy.

The COVID-19 pandemic has also caused and continues to cause significant volatility in the financial markets, undermining investors’ confidence in the growth of countries and businesses. Major stock markets have halted operations on several occasions as persistent market turmoil intensifies and new information becomes available. Currencies in many of the countries where we operate, including the Mexican peso, have suffered a significant depreciation against the U.S. dollar as compared to December 31, 2019, which has increased the cost of some of our raw materials, and therefore negatively affected our financial results. In addition, the long-term economic effects of the COVID-19 pandemic may include lower or negative growth rates in the markets where we operate and reduced demand for our products or a shift to lower-margin products. The COVID-19 pandemic has also increased the interest rates for short-term loans, and these market conditions, if persisting for an extended duration, could affect our costs of financing. Furthermore, the duration of the COVID-19 pandemic is uncertain, and we cannot predict whether the virus will continue spreading in the territories where we operate or when or if the pandemic will subside.

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

Regarding the above, the following are considerations that support our going concern basis of accounting:

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

2.2.1 Presentation of the consolidated income statement

The Company’s consolidated income statement classifies its related costs and expenses by function according to the industry practices in which the Company operates.

2.2.2 Presentation of consolidated statements of cash flows

The Company’s consolidated statement of cash flows is presented using the indirect method.

2.2.3 Convenience translation to U.S. dollars ($)

The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of December 31, 2021 the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2021 were converted into U.S. dollars at the closing exchange rate of Ps. 20.5140 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of December 31, 2021. This arithmetic conversion should not be construed as a representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.

As explained in Note 2.1 above, as of April 8, 2022 the exchange rate was Ps. 20.0770 per U.S. dollar, an appreciation of 2.1% since December 31, 2021.

2.3 Critical accounting judgments and estimates

For the application of the Company’s accounting policies, as described in Note 3, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if it affects only such period or in the current and subsequent periods if the revision if this affects both.

Judgments

In the process of applying the Company’s accounting policies, management has made the following judgments, which have the most significant effects on the consolidated financial statements.

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

2.3.1.1 Impairment of indefinite-lived intangible assets, goodwill and depreciable long-lived assets

Intangible assets with indefinite lives including goodwill are subject to impairment tests annually or whenever indicators of impairment are present. An impairment exists when the carrying value of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculations are based on available data from binding sales agreements in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. To determine whether such assets are impaired, the Company calculates an estimation of the value-in-use of the CGU to which such assets have been allocated. Impairment losses are recognized in current earnings for the excess of the carrying amount of the asset or CGU over its value-in-use in the period the related impairment is determined.

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

If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries, or other available fair value indicators.

Our forecasts assume our defensive profile and a recovery in the economic activity in the countries where we operate starting in 2021 and therefore, an improvement in sales volume. The worst effects of the pandemic were in 2020, with a recovery in the results this year and we believe our industry will continue growing in the near term. Likewise, we will continue with the analyses of utilization levels of our assets, the recoverability of the accounts receivable, profitability of the business, etc. to identify any indications of impairment.

The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.20 and 13.

2.3.1.2 Useful lives of property, plant and equipment and intangible assets with definite useful lives

Property, plant and equipment, including returnable bottles which are expected to provide benefits over more than one year, as well as intangible assets with definite useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets, see Notes 3.15, 3.18, 11 and 13.

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

Management periodically evaluates positions taken in tax returns concerning situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

The Company operates in numerous tax jurisdictions and is subject to periodic tax audits, in the normal course of business, by local tax authorities on a range of tax matters in relation to corporate tax, transfer pricing and indirect taxes. The impact of changes in local tax regulations and ongoing inspections by local tax authorities could materially impact the amounts recorded in the financial statements. Where the amount of tax payable is uncertain, the Company establishes provisions based on management’s estimates with respect to the likelihood of material tax exposures and the probable amount of the liability.

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

In the initial recognition of an equity instrument that is not held for trading, under the “other” business model, the Company may irrevocably choose to present changes in the fair value of the investment in other comprehensive income. This choice has to be made for each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as other income in results unless the dividend represents a recovery of part of the cost of the investment. Other net gains and losses, related to changes in fair value, are recognized in OCI and are considered items that will not be reclassified to the consolidated net income in subsequent periods.

2.3.1.7 Business combinations

Businesses combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company to, and liabilities assumed by, the Company from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree, and the equity interests issued by the Company in exchange for control of the acquiree.

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

For each acquisition, management’s judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGU's cash flows, in the computation of weighted average cost of capital (“WACC”) and estimation of inflation during the identification of intangible assets with indefinite lives, goodwill, distribution and trademark rights, and estimation of useful life during the identification of intangible assets with definite lives, mainly, customer relationships.

2.3.1.8 Equity method accounted investees

If the Company holds, directly or indirectly, 20 per-cent or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20 per-cent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 per-cent-owned corporate investee requires a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances which may indicate that the Company is in a position to exercise significant influence over a less than 20 per-cent-owned corporate investee:

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

In addition, the Company evaluates certain indicators that provide evidence of significant influence, such as:

●	Whether the extent of the Company’s ownership is significant relative to other shareholders (i.e. a lack of concentration of other shareholders);
●	Whether the Company’s significant shareholders, fellow subsidiaries, or officers hold an additional investment in the investee; and
●	Whether the Company is a part of significant investee’s board of director committees, such as the executive committee or the finance committee.

An arrangement can be a joint arrangement even though not all of its parties have joint control of the arrangement. When the Company is a party to an arrangement it assesses whether the contractual arrangement gives all the parties, or a group of the parties, control of the arrangement collectively; joint control exists only when decisions about the relevant activities require the unanimous consent of the parties that control the arrangement collectively. Management needs to apply judgment when assessing whether all the parties, or a group of the parties, have joint control of an arrangement. When assessing joint control, management considers the following facts and circumstances:

a)	Whether all the parties or a group of the parties, control the arrangement, considering the definition of joint control, as described in Note 3.14; and
b)	Whether decisions about the relevant activities require the unanimous consent of all the parties, or a group of the parties.

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

2.3.1.10 Leases

The Company periodically evaluates the reasonability of the assumptions used in the calculation of the right-of-use asset and lease liability. The results of these evaluations are recognized in the consolidated statement of financial position.

Information on assumptions and estimates that have a significant risk of resulting in an adjustment to the carrying value of right-of-use assets and lease liabilities, and the related statement of income accounts, include the following:

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

The Company estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

2.4 Application of recently issued accounting standards

The Company has applied the following amendments to IFRS during 2021 None of the amendments had a significant impact on the company’s financial statements:

2.4.1 Amendments to IFRS 16 COVID-19 Related Rent Concessions

The amendment allows an optional practical expedient that simplifies how tenants account for rental concessions, arising as a direct consequence of the COVID-19 pandemic.

The practical expedient can only be applied if:

• the new consideration is substantially equal to or lesser than the original consideration;

• the decrease in the lease payments refers to rental payments that occur before June 30, 2022; and

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

This amendment does not provide a practical expedient for lessors. Lessors are required to continue evaluating whether the rental concessions are lease modifications and justify them accordingly. The company concluded this amendment did not have a material impact on 2021 consolidated financial statements.

2.4.2 Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

a) A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest.

b) Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.

c) Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

These amendments did not have a material impact on the consolidated financial statements of the Group since we only have a Cross-Currency Swap with an immaterial fair value amount linked to IBOR rates. The Group intends to use the practical expedients in future periods as they become applicable.

Note 3. Significant Accounting Policies

3.1 Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee.

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

Profit or loss and each component of OCI are attributed to the equity holders of the parent of the Company and the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full-on consolidation.

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

3.2 Business combinations

Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred to the Company. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or the proportionate share of the acquiree’s identifiable net assets.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the Company’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets of the acquiree and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets of the acquiree and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Company previously held an interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.

Costs, other than those associated with the issuance of debt or equity securities, that the Company incurs in connection with a business combination are expensed as incurred.

Any contingent consideration payable is recognized at fair value at the acquisition date. If the contingent consideration is classified as equity, it is not remeasured, and settlement is accounted for within equity. Otherwise, subsequent changes to the fair value of the contingent considerations are recognized in the consolidated net income.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items in which the accounting is incomplete and discloses that its allocation is preliminary. Those provisional amounts are adjusted retrospectively during the measurement period (not greater than 12 months from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date.

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

The Company sometimes obtains control of an acquiree without transferring consideration. The acquisition method of accounting for a business combination, applies to those combinations as follows:

(a)	The acquiree repurchases a sufficient number of its shares for the Company to obtain control.
(b)	Minority veto rights lapse that previously kept the Company from controlling an acquiree in which it held the majority voting rights.
(c)	The Company and the acquiree agree to combine their businesses by contract alone in which it transfers no consideration in exchange for control and no equity interest is held in the acquiree, either on the acquisition date or previously.

3.3 Foreign currencies, consolidation of foreign subsidiaries and accounting of equity method accounted investees

In preparing the financial statements of each subsidiary and accounting for equity method accounted investees, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in the consolidated net income in the period in which they arise except for:

●	The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation which are included in other comprehensive income, which is recorded in equity as part of cumulative translation adjustment within the accumulated other comprehensive income;
●	Intercompany financing balances with foreign subsidiaries are classified as long-term investments when there is no plan to pay such financing in the foreseeable future. Exchange rate fluctuation regarding this financing is recorded in the exchange differences on translation of foreign operations within the accumulated other comprehensive income (loss) item, which is recorded in equity; and
●	Exchange differences on transactions entered into to hedge certain foreign currency risks.

Foreign exchange differences on monetary items are recognized in profit or loss. Their classification in the income statement depends on their nature. Differences arising from fluctuations related to operating activities are presented in the “other expenses” line (see Note 20) while fluctuations related to non-operating activities such as financing activities are presented as part of the “foreign exchange gain (loss)” line in the income statement.

For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associate or joint venture’s individual financial statements are translated into Mexican pesos, as follows:

●	For entities operating in hyperinflationary economic environments, the inflation effects of the origin country are recognized under IAS 29 Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and
●	For entities operating in non-hyperinflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income are translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month if the exchange rate does not fluctuate significantly.

In addition, in relation to a partial disposal of a subsidiary that does not result in the Company losing control over the subsidiary, the proportionate share of exchange differences on translation of foreign subsidiaries and associates are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e., partial disposals of associates or joint ventures that do not result in the Company losing significant influence or joint control), the proportionate share of the exchange differences on translation of foreign subsidiaries and associates is reclassified to profit or loss.

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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
	Functional /	Average Exchange Rate for			Exchange Rate as of
	Recording				December 31,	December 31,
Country or Zone	Currency	2021	2020	2019	2021	2020
Guatemala	Quetzal	2.62	2.78	2.50	2.67	2.56
Costa Rica	Colon	0.03	0.04	0.03	0.03	0.03
Panama	U.S. dollar	20.28	21.49	19.26	20.58	19.95
Colombia	Colombian peso	0.01	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.58	0.63	0.58	0.58	0.57
Argentina	Argentine peso	0.21	0.31	0.41	0.20	0.24
Brazil	Reais	3.76	4.18	4.89	3.69	3.84
Chile	Chilean peso	0.03	0.03	0.03	0.02	0.03
Euro Zone	Euro (€)	24.00	24.48	21.56	23.25	24.52
Peru	Nuevo Sol	5.22	6.15	5.77	5.15	5.51
Ecuador	U.S. dollar	20.28	21.49	19.26	20.58	19.95
United States	U.S. dollar	20.28	21.49	—	20.58	19.95
Uruguay	Uruguayan peso	0.47	0.51	0.55	0.46	0.47
(1)	Exchange rates published by the Central Bank of each country where the Company operates.

3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments

The Company recognizes the effects of inflation on the financial information of its subsidiaries that operate in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors), which consists of:

●	Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net including related costs and expenses when such assets are consumed or depreciated;
●	Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the subsidiary on the dates such capital was contributed, or income was generated up to the date the consolidated financial statements are presented; and
●	Including the monetary position gain or loss in the consolidated net income.

The Company restates the financial information of subsidiaries that operate in a hyperinflationary economic environment using the consumer price index of each country (“CPI”).

As of December 31, 2021, 2020, and 2019, the operations of the Company are classified as follows:

	Cumulative		Cumulative		Cumulative
	Inflation		Inflation		Inflation
Country	2019- 2021	Type of Economy	2018- 2020	Type of Economy	2017- 2019	Type of Economy
Mexico	13.9%	Non-hyperinflationary	11.2%	Non-hyperinflationary	13.2%	Non-hyperinflationary
Guatemala	11.7%	Non-hyperinflationary	10.9%	Non-hyperinflationary	11.8%	Non-hyperinflationary
Costa Rica	5.8%	Non-hyperinflationary	4.5%	Non-hyperinflationary	5.8%	Non-hyperinflationary
Panama	0.9%	Non-hyperinflationary	(1.5)%	Non-hyperinflationary	0.5%	Non-hyperinflationary
Colombia	11.4%	Non-hyperinflationary	8.8%	Non-hyperinflationary	11.0%	Non-hyperinflationary
Nicaragua	17.1%	Non-hyperinflationary	13.5%	Non-hyperinflationary	15.6%	Non-hyperinflationary
Argentina (a)	216.1%	Hyperinflationary	209.2%	Hyperinflationary	179.4%	Hyperinflationary
Brazil	20.0%	Non-hyperinflationary	13.1%	Non-hyperinflationary	11.1%	Non-hyperinflationary
Euro Zone	5.8%	Non-hyperinflationary	2.4%	Non-hyperinflationary	3.6%	Non-hyperinflationary
Chile	13.7%	Non-hyperinflationary	8.8%	Non-hyperinflationary	8.3%	Non-hyperinflationary
Peru	10.6%	Non-hyperinflationary	6.2%	Non-hyperinflationary	5.2%	Non-hyperinflationary
Ecuador	22.8%	Non-hyperinflationary	(0.7)%	Non-hyperinflationary	0.3%	Non-hyperinflationary
United States	11.0%	Non-hyperinflationary	3.7	Non-hyperinflationary	—	—
Uruguay	28.5%	Non-hyperinflationary	28.5%	Non-hyperinflationary	22.0	Non-hyperinflationary

a)Argentina

Beginning on July 1, 2018, Argentina became a hyperinflationary economy because, among some other economic factors, the last three years’ cumulative inflation in Argentina exceeded 100% according to the several economic indexes that exist in the country. For being considered hyperinflationary, the financial information for our Argentine subsidiary has been adjusted to recognize the inflationary effects since January 1, 2018 through:

●	Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net, including related costs and expenses when such assets are consumed or depreciated.
●	Recognizing the monetary position gain or loss in the consolidated net income.

The Federacion Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) approved on September 29, 2018 and published on October 5, 2018, a resolution which defines, among other things, that the index price to determine the restatement coefficient is based on a series that applies the NCPI from January 2017 with the IPIM until this date, and computing November and December 2015 using the CPI – of Ciudad del Gran Buenos Aires (“CGBA”) variation.

3.5 Cash and cash equivalents and restricted cash

Cash is comprised of deposits in bank accounts that generate interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed-income investments (overnight), both with maturities of three months or less, and their carrying values approximate fair value.

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

The Company performs a portfolio–level assessment of the business model in which a financial asset is managed to accomplish with the Company’s risk management purposes. The information that is considered within the evaluation includes:

●	The policies and objectives of the Company about the portfolio and the practical implementation of policies;
●	Performance and evaluation of the Company’s portfolio including accounts receivable;
●	Risks that affect the performance of the business model and how those risks are managed;
●	Any compensation related to the performance of the portfolio; and
●	Frequency, volume and timing of sales of financial assets in previous periods together with the reasons for said sales and expectations regarding future sales activities.

The Company’s financial assets include cash, cash equivalents and restricted cash, investments with maturities of more than three months, loans and accounts receivable, derivative financial instruments and other financial assets.

For the initial recognition of a financial asset, the Company measures it at fair value plus the transaction costs that are directly attributable to the purchase thereof, if said asset is not measured at fair value through profit or loss. Accounts receivable that do not have a significant financing component are measured and recognized at the transaction price when they are generated. The rest of the financial assets are recognized only when the Company is part of the contractual provisions of the instrument.

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

3.7.1 Financial assets at amortized cost

A financial asset is measured at amortized cost if it meets the following two conditions and is notdesignated as fair value through profit and loss (“FVTPL”):

●	It’s managed within a business model whose objective is to maintain financial assets to recover the contractual cash flows; and
●	The contractual terms are only payments at specified dates of the principal and interest on the amount of the outstanding principal, or solely payments of principal and interest (“SPPI”).

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

3.7.3 Financial assets at fair value with changes in other comprehensive income (“FVOCI”)

A financial asset is measured at FVOCI if it meets the following two conditions and is not designated as FVTPL:

●	It’s managed within a business model whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and
●	The contractual terms are solely principal and interest payments.

These assets are subsequently measured at fair value. The financial product calculated using the internal rate of return (“IRR”), the exchange fluctuation and the impairment are recognized in profit and loss. Other gains and losses, related to changes in fair value, are recognized in OCI. In the case of derecognition or reclassification, the accumulated gains and losses in OCI are reclassified to profit and loss.

In the initial recognition of an equity instrument that is not held for trading, under the “other” business model, the Company may irrevocably choose to present changes in the fair value of the investment in OCI. This choice has to be made for each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as other income in results unless the dividend represents a recovery of part of the cost of the investment. Other net gains and losses, related to changes in fair value, are recognized in OCI and are not reclassified to consolidated net income in subsequent periods.

3.7.4 Financial assets at fair value through profit or loss (FVTPL)

Financial assets designated as FVTPL include financial assets held for trading and financial assets designated at initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired to sell in the short-term. Derivatives, including embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments as defined in IFRS 9. Financial assets designated as FVTPL are recorded in the balance sheet with changes in fair value presented as financial expense (net negative changes in fair value) or financial income (net positive changes in fair value) in profit or loss, including any dividend income.

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

The Company evaluates if there was evidence of impairment on a regular basis or when impairment indicator exists. Some observable data that financial assets were impaired includes:

●	Significant financial difficulty of the issuer or the borrower;
●	A breach of contracts, such as default or past due event;
●	Granting concessions due to the borrower’s financial difficulties which the Company would not consider in other circumstances;
●	Indicators that the borrower will enter bankruptcy or other financial reorganization;
●	The disappearance of an active market for a financial instrument because of financial difficulties; or
●	Information indicating that there was a measurable decrease in the expected cash flows of a group of financial assets.

For an equity instrument, evidence of impairment includes a significant decrease in its fair value even lower than its carrying value.

The impairment loss on financial assets measured at amortized cost is reduced from the book value and for financial assets measured at FVOCI, the impairment loss is recognized as profit or loss within OCI.

3.7.7 Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

●	The rights to receive cash flows from the financial asset have expired; or
●	The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement, and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

3.9 Derivative financial instruments

The Company is exposed to different risks related to cash flows, liquidity, market and third-party credit. As a result, the Company contracts different derivative financial instruments to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies, and interest rate fluctuations associated with its borrowings denominated in foreign currencies and the exposure to the risk of fluctuation in the costs of certain raw materials.

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

3.9.2 Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in the market value (gain) loss on financial instruments line item within the consolidated income statements.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated net income in the periods when the hedged item is recognized in the consolidated net income, in the same line of the consolidated income statement as the recognized hedged item. However, when the hedged forecast transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued when the Company revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in cumulative other comprehensive income in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated net income. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in consolidated net income.

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

Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences in the translation of foreign operations and associates caption, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on a disposal within the consolidated income statement.

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

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place in either:

●	the principal market for the asset or liability; or
●	in the absence of a principal market, in the most advantageous market for the asset or liability.

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

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

●	Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.
●	Level 2 — Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3 — Unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

For assets and liabilities that are recognized in the financial statements regularly, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

The Company determines the policies and procedures for both recurring fair value measurements, such as those described in Note 21 and unquoted liabilities such as debt described in Note 19.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

3.11 Inventories and cost of goods sold

Inventories are measured at a the lower of cost and net realizable value. The net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

Inventories represent the acquisition or production cost that is incurred when purchasing or producing a product and are based on the weighted average cost formula. The operating segments of the Company use inventory costing methodologies to value their inventories, such as the weighted average cost method in Coca-Cola FEMSA, FEMSA Comercio – Health Division, and Logistic and Distribution; retail method (a method to estimate the average cost) in FEMSA Comercio – Proximity, except for the distribution centers which are valued with the average cost method; and acquisition method in FEMSA Comercio – Fuel Division.

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

3.12 Loans and receivables

The instruments under this category include loans, trade receivables, and other accounts receivables measured at amortized cost which represents future cash flows discounted at the effective interest rate on the transaction date.

In addition, an expected credit loss model is applied to this category, which is reported net of this impairment allowance in the financial statements. The allowance amount is not significant because the trade accounts receivable are usually recovered in the short-term.

Interest income is recognized by applying the effective interest rate except for current receivables. However, for the years ended December 31, 2021, 2020 and 2019 there was no interest income on loans and receivables.

3.13 Other current assets

Other current assets, which will be realized within less than one year from the reporting date, are comprised of prepaid assets and product promotion agreements with customers.

Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance costs, and are recognized as other current assets at the time of the cash disbursement. Prepaid assets are recorded in to the appropriate caption in the income statement when inherent benefits and risks have already been transferred to the Company or services have been received.

The Company has prepaid advertising costs which consist of television and radio advertising airtime in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in the consolidated income statement as incurred.

Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2021, 2020 and 2019, such amortization aggregated to Ps. 219, Ps. 213 and Ps. 273, respectively.

3.14 Equity method accounted investees

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

After the application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. The Company determines at each reporting date whether there is any objective evidence that the investment in the associates is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in the share of the profit or loss of associates and joint ventures accounted for using the equity method in the consolidated income statements.

If an investment interest is reduced but continues to be classified as an associate, the Company reclassifies to profits or losses the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to the reduction in ownership interest if the gain or loss would be required to be reclassified to consolidated net income on the disposal of the related investment.

The Company reclassifies in each case proportionate to the interest disposed of the following amounts recognized in other comprehensive income: i) foreign exchange differences, ii) accumulated hedging gains and losses, iii) any other amount previously recognized that would have been recognized in net income if the associate had directly disposed of the asset to which it relates.

Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value.

A joint arrangement is an arrangement in which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The Company classifies its interests in joint arrangements as either joint operations or joint ventures depending on the Company’s rights to the assets and obligations for the liabilities of the arrangements.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. As of December 31, 2021 and 2020 the Company does not have an interest in joint operations.

If an investment interest is reduced but continues to be classified as joint arrangement, the Company reclassifies to profits or losses the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to the reduction in ownership interest if the gain or loss would be required to be reclassified to consolidated net income on the partial disposal of the related investment.

The Company reclassifies the proportion to the interest disposed of in joint ventures investment interest reduction. During the years ended December 31, 2021, 2020, and 2019 the Company did not have significant disposal or partial disposal in joint arrangements.

Upon loss of joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value.

3.15 Property, plant and equipment

Property, plant, and equipment are initially recorded at their cost of acquisition and/or construction and are presented net of accumulated depreciation and accumulated impairment losses, if any. The borrowing costs related to the acquisition or construction of qualifying assets are capitalized as part of the cost of that asset, if material.

Major maintenance costs are capitalized as part of the total acquisition cost. Routine maintenance and repair costs are expensed as incurred.

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

The estimated useful lives of the Company’s assets are as follows:

Years
Buildings	25-50
Machinery and equipment	7-15
Distribution equipment	4-10
Refrigeration equipment	5-7
Returnable bottles	1.5-3
Leasehold improvements	The shorter of the lease term or 15 years
Information technology equipment	3-5
Other equipment	3-10

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

Returnable bottles that have been placed in the hands of customers are subject to an agreement with a retailer under which Coca-Cola FEMSA retains ownership. These bottles are monitored by sales personnel during periodic visits to retailers and Coca-Cola FEMSA has the right to charge any breakage identified to the retailer. Bottles that are not subject to such agreements are expensed when placed in the hands of retailers.

Coca-Cola FEMSA’s returnable bottles are depreciated according to their estimated useful lives (three years for glass bottles and 1.5 years for PET bottles). Deposits received from customers are amortized over the same estimated useful lives of the bottles.

3.16 Leases

Under IFRS 16, the Company assesses at its inception whether a contract is, or contains, a lease when the contract conveys the right to control the use of an identified asset for a period in exchange for a consideration. The Company assesses whether a contract is a lease arrangement, when:

●	The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all the capacity of a physically distinct asset. If the lessor has substantive substitution rights, then the asset is not identified;
●	The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout use; and
●	The Company has the right to direct the use of the asset when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. When the use of the asset is predetermined, the Company has the right to direct the use of the asset if either: i) it has the right to operate the asset; or ii) it designed the asset in a way that predetermines how and for what purpose it will be used.

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

The lease liability is initially measured at the present value of the lease payments to be made over the lease term. The future lease payments are discounted using the Company’s incremental borrowing rate, which is considered as the rate that the Company would negotiate when financing for a similar period, and with a similar guarantee, to obtain an asset of a similar value to the leased asset. For the Company, the discount rate used to measure the right of use asset and its lease liability is the rate related to the cost of financing for the Company from the consolidated perspective (“Ultimate Parent Company”).

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

The Company does not recognize a right-of-use asset and a lease liability for short-term leases that have a lease term of 12 months or less and leases of low-value assets, mainly technological equipment used by the employees, such as computers, handheld devices, and printers. The Company recognizes the lease payments associated with these leases as an expense in the consolidated statement of income as they are incurred.

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

A modification to the lease agreement is accounted for as a separate lease if both of the following conditions are met: i) the modification increases the scope of the lease by adding the right-to-use one or more underlying assets, and ii) the consideration for the lease increases by an amount proportional to the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the contract.

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

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the underlying asset. All other leases are classified as operating leases. The Company considers certain relevant indicators, amongst others, to determine if substantially all the risks and rewards are transferred, such as:

●	Whether the lease is for the major part of the economic life of the asset, or
●	Whether the present value of the minimum future lease payments amounts to substantially all of the fair value of the underlying asset.

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

The Company initially recognizes an amount equal to the net investment of the lease, that is, the present value of future lease payments plus any guarantee of residual value that is granted; and it is classified between the current portion of the receivables with maturity less than or equal to a term of 12 months and the non-current receivables, that is, with maturity greater than 12 months; including:

(i)	fixed payments, including those that are in substance fixed payments, which may involve variability, but that are unavoidable, less any lease incentive to be received;
(ii)	payments for variable rent that depend on an index or a rate at the start date of the lease contract;
(iii)	amounts payable by the lessee under residual value guarantees (if applicable);
(iv)	the price related to a purchase option if the lessee is reasonably certain to exercise the option (if applicable); and
(v)	payments for penalties derived from the termination of the lease, if the term of the lease reflects that the lessee will exercise an option to terminate the lease.

All intra-group right-of-use assets and lease liabilities, interest expenses, depreciation and cash flows relating to transactions between subsidiaries of the Company are eliminated on consolidation.

3.17 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Borrowing costs may include:

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

3.18 Intangible assets

Intangible assets are identifiable non-monetary assets without physical substance and represent payments whose benefits will be received in future years. Intangible assets acquired separately are measured at initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition (see Note 3.2). Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of:

●	Customer relationships intangible assets acquired in a business combination, recognized on acquisition and recorded at fair value. After initial recognition, customer relationships intangible assets are stated at cost less accumulated amortization and any impairment losses. Amortization is charged to the income statement on a straight-line basis over the estimated useful economic lives which range from 10 to 25 years.
●	Information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives, with a range in useful lives from 3 to 10 years. Expenditures that do not fulfill the requirements for capitalization are expensed as incurred.
●	Long-term alcohol licenses are amortized using the straight-line method over their estimated useful lives, which are of 12 years, and are presented as part of intangible assets with finite useful lives.

Amortized intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.

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

As of December 31, 2021, and in regards to a joint restructure with TCCC for the bottling agreements, Coca-Cola FEMSA had four bottler agreements in Mexico: (i) the agreements for the Valley of Mexico territory, which are up for renewal in June 2023, (ii) the agreement for the Southeast territory, which is up for renewal in June 2023, (iii) one agreement for the Bajio territory, which is up for renewal in May 2025 and (iv) the agreement for the Golfo territory, which is up for renewal in May 2025.

As of December 31, 2021, and in regards to a joint restructure with TCCC for the bottling agreements, Coca-Cola FEMSA had two bottler agreements in Brazil which are up for renewal in October 2027; and three bottler agreements in Guatemala, which are up for renewal in March 2025 and April 2028 under two contracts rather than the original three contracts.

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

As of December 31, 2021, Coca-Cola FEMSA’s Venezuela investee (see Note 2.3.1.9) had one bottler agreement, which is up for renewal in August 2026.

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

3.19 Non-current assets held for sale and discontinued operations

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuous operational use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. In addition, the sale is considered highly probable if the following conditions are met:

●	The appropriate level of management must be committed to a plan to sell the asset (or disposal group);
●	An active program to locate a buyer and complete the plan must have been initiated;
●	The asset (disposal group) must be actively marketed for sale at a price that is reasonable about its current fair value; and
●	The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to selling.

Discontinued operations are results of operations and cash flows that can be distinguished, operationally and for financial reporting purposes, from the rest of the company’s operations and cash flows, that either has been disposed of, or is classified as held for sale, and:

●	Represents either a separate major line of business or geographical area of operations;
●	Are part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
●	Is a subsidiary acquired exclusively to resell.

Discontinued operations are excluded from the continuing operations and are also presented as a single line item as earnings (loss) after income taxes of discontinued operations in the income statement. For the year ended on December 31, 2021, 2020 and 2019 the Company did not have discontinued operations.

3.20 Impairment of long-lived assets

At the end of each reporting period, the Company reviews the carrying amounts of its long-lived tangible and intangible assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU, or otherwise they are allocated to the smallest CGUs for which a reasonable and consistent allocation basis can be identified.

For impairment testing goodwill acquired in a business combination, from the acquisition date, is allocated to each of the group’s CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

For goodwill and other indefinite-lived intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the related CGU might exceed its recoverable amount.

The recoverable amount is the higher of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted, as discussed in Note 2.3.1.1.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated net income.

Where the conditions leading to an impairment loss no longer exist, it is subsequently reversed. That is, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated net income. Impairment losses related to goodwill are not reversible.

For the years ended December 31, 2021, 2020 and 2019, the Company recognized impairment losses of Ps. 1,427, Ps. 5,451 and Ps. 1,018, respectively (see Note 20).

3.21 Financial liabilities and equity instruments

3.21.1 Classification as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

3.21.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received net of direct issue costs.

Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s equity instruments.

3.21.3 Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at amortized cost, except for derivative instruments designated as hedging instruments in an effective hedge, financial liabilities arising from transfer of a financial asset that does not qualify for derecognition, financial guarantee contracts, and contingent consideration obligations in a business combination, as appropriate, which are recognized at FVTPL. The Company determines the classification of its financial liabilities at initial recognition.

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

3.21.4 Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized as well as through the effective interest method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated income statements, see Note 19.

3.21.5 Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated income statements.

3.22 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, the Company will probably be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

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

In Mexico, the economic benefits from employee benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60. In accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily before the vesting of their seniority premium benefit. For qualifying employees, the Company also provides certain post-employment healthcare benefits such as the medical-surgical services, pharmaceuticals, and hospitals.

For defined benefit retirement plans and other long-term employee benefits, such as the Company’s sponsored pension and retirement plans, seniority premiums and postretirement medical service plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each reporting period. All remeasurement effects of the Company’s defined benefit obligation such as actuarial gains and losses are recognized directly in OCI. The Company presents service costs within cost of goods sold, administrative and selling expenses in the consolidated income statements. The Company presents net interest cost within interest expense in the consolidated income statements. The projected benefit obligation recognized in the consolidated statement of financial position represents the present value of the defined benefit obligation as of the end of each reporting period. Certain subsidiaries of the Company have established plan assets for the payment of pension benefits, seniority premiums and postretirement medical services through irrevocable trusts of which the employees are named as beneficiaries, which serve to decrease the unfunded status of such plans’ related obligations.

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

The Company is demonstrably committed to termination when, and only when, the entity has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

A settlement occurs when an employer enters into a transaction that eliminates all further legal or constructive obligations for part or all of the benefits provided under a defined benefit plan. A curtailment arises from an isolated event such as the closing of a plant, discontinuance of an operation or termination or suspension of a plan. Gains or losses on the settlement or curtailment of a defined benefit plan are recognized when the settlement or curtailment occurs.

3.24 Revenue recognition

The Company recognizes revenue when the control of performance obligations included in the contract is transferred to the customer. Control refers to the ability that the customer has to direct the use and also to obtain substantially all the benefits of the goods or services exchanged.

Management defined the following as indicators to analyze the timing and circumstances as well as the amount by which the revenues would be recognized:

●	Identify the contract(s) with a customer (written, oral or any other according to business practices);
●	Evaluating the goods and services promised in the customer contract and identifying how each performance obligation in the contract will be transferred to the customer;
●	Considering the contractual terms jointly with business practices to determine the transaction price. The transaction price is the amount of the consideration the Company expects to receive in exchange for transferring the promised goods and services to the customer, excluding tax on sales. The expected consideration in a contract may include fixed amounts, variable amounts or both;
●	Allocate the transaction price to each performance obligations in the contract (to each good and service that is different) for an amount that represents the consideration to which the entity expects to receive in exchange for the goods and services arranged with the customer; and
●	Recognise revenue when (or as) the entity satisfies a performance obligation in exchange for promised goods and services.

All of the above conditions are typically met at the point in time that goods are delivered to the customer at the customers’ facilities. Net sales reflect units delivered at list prices reduced by promotional allowances and discounts.

The benefits granted from suppliers to the Company as discounts and incentives are recognized as benefits in the cost of goods sold because the Company does not have a separate performance obligation.

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

Rendering of services

Includes the revenues of distribution services, maintenance services and packing of raw materials that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for the rendering of services during the period in which the performance obligation is satisfied when the following conditions are met:

●	The customer receives and consumes simultaneously the benefits, as the Company satisfies the obligation;
●	The customer controls the related assets, even if the Company improve them;
●	The revenues can be measured reliably; and
●	It is probable that economic benefits will flow to the Company.

Financial products

Includes interest income generated on accounts receivables recorded when the following conditions are met:

●	The revenues can be measured reliably; and
●	It is probable that economic benefits will flow to the Company.

In addition, the Company evaluates the revenue recognition based on the classification previously defined for the financial asset that generates the related financial product, according to the business models establishes for the financial instruments classified by the Company.

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

Variable considerations granted to customers

The Company adjusts the transaction price based on its estimated amount of rebates and promotional allowances, among others. Those estimations include commercial commitments with customers and historical performance. The variable considerations are assigned to each related performance obligation.

Sales discounts are considered variable consideration and are reflected in the client’s invoice; therefore discounts are recorded at the time of sale, that is, sales are recorded net of discounts.

In the Modern Channel, retail products are sold at a discount for volume, based on the total sales during the period, which is usually under 12 months, given the dynamics of displacement of the product in the market. Revenues on these sales is recognized based on the price established in the agreement, net of discounts for estimated volume. Accumulated experience is used to estimate and foresee discounts, using the expected value method. No element of financing is considered present, due to the fact that sales are, for the most part, made in cash for the Traditional Channel or with a credit term for the Modern Channel.

Contracts costs

The incremental costs to obtain a contract with a customer are recognized as an asset (capitalized) if the Company expects to recover those costs. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Company recognizes those costs as an expense in the income statement when the revenue associated with those costs is recognized for a period equal to or less than a year. Any other costs that are related to the fulfillment of a contract with a customer and not within the scope of another IFRS standard (e.g. IAS 2 inventories), is recorded as an asset if they meet the following criteria:

●	The costs relate directly to a contractor or with a contract that the Company expects to identify specifically;
●	The costs generate or improve the resources of the Company that will be applied to satisfy, or continue satisfying performance obligations in the future; and
●	The costs are expected to be recovered.

The asset recognized is amortized progressively in the same manner as the goods and services are transferred to the customer. Accordingly, the asset is recognized in the income statement through its amortization in the same period in which the related revenue is recognized. For the years ended December 31, 2021, 2020 and 2019, contract costs were not significant.

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

Selling expenses include:

●	Distribution: labor costs, outbound freight costs, warehousing costs of finished products, write-off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2021, 2020 and 2019, these distribution costs amounted to Ps. 26,023, Ps. 24,190 and Ps. 25,068, respectively;
●	Sales: labor costs and sales commissions paid to sales personnel; and
●	Marketing: promotional expenses and advertising costs.

As consequence of the labor law reform there is an increase in the employee profit sharing to be paid to employees on a yearly basis. The increase is the result of transferring employees as obligated by the labor law from service companies to operating companies, where the profit margins are higher and therefore more profit sharing is to be paid. In addition, there is a cap on the payment of profit sharing of up to three months of salary per employee.

3.26 Income taxes

The income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to consolidated income statements as they are incurred, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

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

3.26.1 Current income taxes

Income taxes are recognized in the results of the period of the year in which they are incurred, however, in the case of inflationary effects, penalties and surcharges derived from income taxes from previous years, they are recognized within the line of other expenses and other products in accordance with IAS 37 before the income taxes line item in the consolidated income statement of the Company since Management considers that the aforementioned restatements, penalties and surcharges are not an integral part of the income taxes of the year (see Note 25.2).

3.26.2 Deferred income taxes

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits and, reversal of existing taxable temporary differences and future tax planning strategies will create taxable profits that will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill (no recognition of deferred tax liabilities) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes in connection with the acquisition accounting a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.

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

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and, probably the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that there will probably be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred income taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

Deferred tax relating to items recognized in the other comprehensive income is recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the how the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

In Mexico, the income tax rate was 30%, for 2021, 2020 and 2019, and it is expected to remain at 30% for the following years.

3.27 Share-based payments arrangements

Senior executives of the Company receive remuneration in the form of share-based payment transactions, whereby the employees render services as consideration for equity instruments. The equity instruments are granted and then held by a trust controlled by the Company until vesting. They are accounted for as equity-settled transactions. The award of equity instruments is a fixed monetary value on the grant date.

Equity-settled share-based payments to these employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed and recognized based on the graded vesting method over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated income statements such that the cumulative expense reflects the revised estimate.

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

Note 4. Mergers, Acquisitions and Disposals

4.1 Mergers and acquisitions

The Company has consummated certain mergers and acquisitions during 2021, 2020 and 2019, which were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the year of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows for the years ended December 31, 2021, 2020 and 2019 show the cash outflow and inflow for the merged and acquired operations net of the cash acquired related to those mergers and acquisitions.

During 2020, the Company completed the acquisition through the controlling interest in NW Synergy Holdings LLC (now Envoy Solutions LLC, or Envoy) of 89.5%, which amounted to Ps. 20,233 fully paid in cash. This acquisition was primarily related to the following: on May 15, 2020, the Company completed the acquisitions of WAXIE and North American, a new platform within the Jan-San, packaging and specialized distribution industry in the United States, operating a network of 26 distribution centers across the country and serving more than 27,000 customers in various industries such as building service contractors, education, government, retail and hospitality, which is included in the Company’s results since May 2020. As a result of the purchase price allocation, which was finalized in 2021, no additional fair value adjustments were recognized.

The final allocation on the aggregated purchase prices to the fair value of the net assets acquired is as follows:

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

4.1.1 Other acquisitions

During 2021, the Company (through Envoy Solutions, LLC) completed the acquisition of 100% of Daycon Products, Co. (“Daycon”), Penn Jersey Paper, Co. (“PJP”), Next-Gen Supply Group, Inc. (“Next-Gen”), Johnston Paper Company, Inc. (“Johnston Paper”), and other smaller acquisitions which amounted to Ps. 9,949 fully paid in cash, increasing its specialized distribution footprint in the United States.

Due to the timing of the acquisition in the fourth quarter of 2021, the purchase price allocation is preliminary with respect to the valuation of acquired assets, liabilities assumed (including income taxes), intangible assets, and goodwill. The Company continues to obtain the information to complete the purchase price allocation and will record adjustments, if any, during the 12 month measurement period.

The preliminary allocation on the aggregated purchase prices to the fair value of the net assets acquired is as follows:

	2021
Total current assets (including cash acquired of Ps. 337)	Ps.	2,930
Total non-current assets		1,313
Total assets		4,243
Total liabilities		2,234
Net assets acquired		2,009
Goodwill and intangible assets pending of allocation (1)		7,940
Total consideration transferred		9,949
Cash acquired		337
Net cash paid	Ps.	9,612
(1)	Goodwill and intangible assets pending allocation would include customer relationships and trademarks which are expected to be approximately 48% of goodwill and intangible assets pending of allocation. The company estimate that the amortization expense of customer relationships during 2021 is not significant.

The Company expects to recover the amounts to be allocated as goodwill through its strategy of creating a national distribution platform in the US, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of supply chains and distribution systems in adjacent businesses.

The income statement information of these acquisitions for the period from the acquisition date through to December 31, 2021 is as follows:

Income Statement	2021
Total revenues	Ps.	2,187
Income before income taxes		46
Net income	Ps.	46

On December 31, 2020, the Company completed the acquisition of 100% of Southeastern Paper Group, Inc. (“SEPG”), which amounted to Ps. 2,984 fully paid in cash, increasing its specialized distribution footprint in the United States. As a result of the purchase price allocation, which was finalized in 2021, fair value adjustments have been recognized as follows: increase in customer relationships of Ps. 798, trademarks of Ps. 60, non-current assets amounted to Ps. 92, and decrease in goodwill of Ps. 944.

In 2020, the Company finalized the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed for acquisitions completed during the prior year, with no significant variations to the preliminary allocation to the fair value of the net assets acquired, which were included in its audited annual consolidated financial statements as at and for the year ended December 31, 2019, primarily related to the following: (1) the acquisition of 100% of the Ecuadorian company Corporación Grupo FYBECA S.A. (“GPF”) which is included in the Company’s results since May, 2019; and (2) the acquisition of 100% of Brazilian company AGV Group (“AGV”) which is included in the Company’s results as of January, 2020.

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

Unaudited Pro Forma Financial Data

The following unaudited consolidated pro forma financial data represent the Company’s historical financial information, adjusted to give effect to (i) the acquisitions of Daycon, PJP, Next-Gen and Johnston Paper as if these acquisitions have occurred on January 1, 2021; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired company.

Unaudited consolidated pro forma financial data for the acquisitions is as follows:

	For the year ended
	December 31, 2021
Total revenues	Ps.	565,838
Income before income taxes and share of the profit of equity method accounted investees		41,313
Net income		37,800
Basic net controlling interest income per share Series “B”	Ps.	1.43
Basic net controlling interest income per share Series “D”		1.78

The following unaudited consolidated pro forma financial data represent the Company’s historical financial information, adjusted to give effect to (i) the acquisitions of Waxie and North American as if these acquisitions have occurred on January 1, 2020; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired company.

Unaudited consolidated pro forma financial data for the acquisitions is as follows:

	For the year ended
	December 31, 2020
Total revenues	Ps.	508,367
Income before income taxes and share of the profit of equity method accounted investees		20,019
Net income		4,464
Basic net controlling interest income per share Series “B”	Ps.	(0.06)
Basic net controlling interest income per share Series “D”		(0.08)

The following unaudited consolidated pro forma financial data represent the Company’s historical financial statements, adjusted to give effect to (i) the acquisitions of GPF and AGV as if these acquisitions has occurred on January 1, 2019; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets of the acquired company.

Unaudited consolidated pro forma financial data for the acquisitions is as follows:

	For the year ended
	December 31, 2019
Total revenues	Ps.	516,496
Income before income taxes and share of the profit of equity method accounted investees		33,823
Net income		29,516
Basic net controlling interest income per share Series “B”	Ps.	1.11
Basic net controlling interest income per share Series “D”		1.38

4.2. Disposals

4.2.1 Specialty’s

Specialty’s was a Café & Bakery business based in California, Washington and Illinois. The COVID-19 pandemic started to expand across the United States in the last weeks of March 2020, which triggered an economic crisis. In this context of this uncertainty and adverse environment, the Company had financial and economic setbacks with significant impacts in sales, as well as its profitability due to the government’s contingency plans for the disease which included mobility restrictions. Therefore, on May 15, 2020, the Company announced its decision to close Specialty’s operations. Such a decision was approved by the Company’s board on the date previously specified. Consequently, on May 26, 2020, the Company’s board approved the filing for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code, which was filed on May 27, 2020. As a result of filing under Chapter 7, the Company lost control over this subsidiary and consequently it was deconsolidated. The case is being handled in the California Northern Bankruptcy Court.

The effects in FEMSA’s consolidated income statement in other income and expenses due to Specialty’s closing are the following:

2020
Impairment of long-lived assets	Ps.	2,021

Note 5. Cash and Cash Equivalents

Includes cash on hand and in bank deposits and cash equivalents, which are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value, with a maturity date of three months or less at their acquisition date. Cash and cash equivalents at the end of the reporting period as shown in the consolidated statements of financial position and cash flows are comprised of the following:

	December 31, 2021		December 31, 2020
Cash and bank balances	Ps.	32,145	Ps.	43,990
Cash equivalents (see Note 3.5)		65,262		63,634
	Ps.	97,407	Ps.	107,624

Note 6. Investments

As of December 31, 2021 and 2020, current investments with a maturity greater than three months but less than twelve months are carried at amortized cost, and their carrying value is similar to their fair value. The following is a detail of such investments:

Fixed-rate
Corporate debt securities	2021		2020
Acquisition cost	Ps.	24,396	Ps.	658
Accrued interest		19		4
Total investments	Ps.	24,415	Ps.	662

Note 7. Trade Accounts Receivable, Net

	December 31, 2021		December 31, 2020
Trade accounts receivable	Ps.	30,564	Ps.	26,309
The Coca-Cola Company (see Note 15)		820		509
Loans to employees		118		118
Heineken Group (see Note 15)		1,191		1,167
Others		3,156		2,608
Allowance for expected credit losses		(1,951)		(2,462)
	Ps.	33,898	Ps.	28,249

7.1 Trade receivables

Trade receivables representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.

Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs.

Because less than 5% of the trade accounts receivables are unrecoverable, the Company does not have customers classified as "high risk,” which would be eligible to have special management conditions for the credit risk. As of December 31, 2021, the main customers of the Company represent, in aggregate form, 12% of the expected loss of unrecoverable trade receivable accounts.

In 2020 and 2021, during the COVID-19 pandemic, governments implemented several preventive measures such as social distancing and the temporary closure of certain points of sale considered as non-essential. As such measures were relaxed, most businesses were able to reopen and this allowed us to recover the accounts receivable. Given that the impact in this item was not material, the Company did not implement any relevant change to our models to estimate the receivables’ provisions.

The allowance is calculated under an expected loss model that recognizes the impairment losses throughout the life of the contract. For this particular case, because the accounts receivable are generally outstanding for less than one year, the Company defined an impairment estimation model under a simplified approach of expected loss through a parametric model.

The parameters used within the model are:

●	Breach probability;
●	Losses severity;
●	Financing rate;
●	Special recovery rate; and
●	Breach exposure.

Aging of accounts receivable (days current or outstanding)

	December 31,		December 31,
	2021		2020
Current	Ps.	28,523	Ps.	24,556
0‑30 days		4,108		2,024
31‑60 days		622		836
61‑90 days		373		317
91‑120 days		748		438
120+ days		1,475		2,540
Total	Ps.	35,849	Ps.	30,711

7.2 Changes in the allowance for expected credit losses

	2021		2020		2019
Balance at the beginning of the period	Ps.	2,462	Ps.	2,189	Ps.	2,114
Allowance for the period		496		591		709
Additions (write-offs) of uncollectible accounts		(821)		(613)		(269)
Addition from business combinations		—		273		—
Effects of changes in foreign exchange rates		(186)		22		(365)
Balance at the end of the period	Ps.	1,951	Ps.	2,462	Ps.	2,189

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and dispersed.

7.3 Payments from The Coca-Cola Company

The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. Contributions received by Coca-Cola FEMSA for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2021, 2020, and 2019 contributions due were Ps. 2,437, Ps. 1,482 and Ps. 2,274, respectively.

Note 8. Inventories

	December 31,		December 31,
	2021		2020
Finished products	Ps.	40,742	Ps.	36,603
Raw materials		6,138		4,756
Spare parts		1,109		1,118
Work in process		960		114
Inventories in transit		1,947		1,443
	Ps.	50,896	Ps.	44,034

For the years ended 2021, 2020 and 2019, the Company recognized write-downs of its inventories for Ps. 1,871, Ps. 2,046 and Ps. 2,992 to net realizable value, respectively.

For the years ended 2021, 2020 and 2019, changes in inventories are comprised of the following and included in the consolidated income statement under the cost of goods sold caption:

	2021		2020		2019
Changes in inventories of finished goods and work in progress	Ps.	246,134	Ps.	209,410	Ps.	221,540
Raw materials and consumables used		85,286		79,896		84,502
Total	Ps.	331,420	Ps.	289,306	Ps.	306,042

Note 9. Other Current Assets and Other Current Financial Assets

9.1 Other current assets

	December 31,		December 31,
	2021		2020
Prepaid expenses	Ps.	3,115	Ps.	2,424
Recoverable taxes		—		5
Agreements with customers		111		115
Licenses		218		261
Assets classified as held for sale		10		30
Other		77		84
	Ps.	3,531	Ps.	2,919

As of December 31, 2021 and 2020, Company’s prepaid expenses are as follows:

	December 31,		December 31,
	2021		2020
Advances for inventories	Ps.	2,110	Ps.	1,651
Advertising and promotional expenses paid in advance		105		93
Advances to service suppliers		81		30
Prepaid leases		118		93
Prepaid insurance		284		181
Others		417		376
	Ps.	3,115	Ps.	2,424

For the years ended December 31, 2021, 2020 and 2019, Company’s advertising and promotional expenses amounted to Ps. 7,586, Ps. 7,471 and Ps. 8,840, respectively.

9.2 Other current financial assets

	December 31,		December 31,
	2021		2020
Restricted cash	Ps.	688	Ps.	77
Derivative financial instruments (see Note 21)		1,629		573
Note receivables (1)		163		31
	Ps.	2,480	Ps.	681
(1)	The carrying value approximates its fair value as of December 31, 2021 and 2020.

The Company has pledged part of its cash to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2021 and 2020, the restricted cash pledged was held in:

	December 31,		December 31,
	2021		2020
U.S. Dollars	Ps.	685	Ps.	74
Chilean pesos		3		3
	Ps.	688	Ps.	77

The restricted cash in U.S. Dollars corresponds to operations in Brazil and consists of current deposits as requirements to guarantee the accounts payable.

Note 10. Equity Method Accounted Investees

As of December 31, 2021 and 2020, Company’s equity method accounted investees are as follows:

			Ownership Percentage			Carrying Value
	Principal		December 31,	December 31,		December 31,		December 31,
Investee	Activity	Place of Incorporation	2021	2020		2021		2020
Heineken (1) (2)	Beverages	The Netherlands	14.8%	14.8%	Ps.	96,349	Ps.	87,291
Coca-Cola FEMSA:
Joint ventures:
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		183		181
Fountain Agua Mineral, L.T.D.A.	Beverages	Brazil	50.0%	50.0%		699		720
Planta Nueva Ecología De Tabasco, S.A. de C.V.	Recycling	Mexico	50.0%	-%		18		-
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.4%	36.4%		3,348		3,335
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	Canned bottling	Mexico	26.5%	26.5%		178		192
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		102		121
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	28.8%	28.8%		2,128		1,945
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	24.7%	24.7%		404		446
TROP Frutas do Brasil S.A. (“TROP”)	Beverages	Brazil	23.6%	23.6%		55		359
Alimentos de Soja S.A.U.	Beverages	Argentina	10.7%	10.7%		263		207
Other investments of Coca-Cola FEMSA’s companies	Various	Various	Various	Various		116		117
FEMSA Comercio:
Raizen Conveniências	Proximity	Brazil	50.0%	50.0%		2,567		2,763
Other investments (1) (3)	Various	Various	Various	Various		889		593
					Ps.	107,299	Ps.	98,270
(1)	Associate.
(2)	As of December 31, 2021 and 2020 comprised of 8.63% of Heineken, N.V. and 12.26% of Heineken Holding, N.V., which represents an economic interest of 14.76% in Heineken Group. The Company has significant influence, mainly, because it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken Group.
(3)	Joint ventures.

During 2021 and 2020 Coca-Cola FEMSA received dividends from Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") for the amount of Ps. 16 and Ps. 16, respectively. In 2020 Coca-Cola FEMSA received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. for the amount of Ps. 1.

In 2021 Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for the amounts of Ps. 44 and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. In 2021 Coca-Cola FEMSA made a capital reduction on Leao Alimentos y Bebidas LTDA. for the amount of Ps. 46, and there were no changes in the ownership percentage as a result of the capital reduction.

In 2021, Coca-Cola FEMSA recognized an impairment on its investment in Trop Frutas Do Brasil LTDA. for the amount of Ps. 250, which was included in the other expenses line.

During 2020 Coca-Cola FEMSA recognized impairments on its investment in Compañía Panameña de Bebidas, S.A.P.I. de C.V. and Leao Alimentos y Bebidas LTDA. for the amounts of Ps. 1,463 and Ps. 1,038, respectively. During 2019 the Company recognized an impairment on its investment in Compañía Panameña de Bebidas, S.A.P.I. de C.V. for the amount of Ps. 948, which was included in other expenses line.

On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, Coca-Cola FEMSA agreed with the buyer to receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. Coca-Cola FEMSA estimated the amount of the payments to be received based on the forecasts of the business and calculated their net present value. As of December 31, 2021 and 2020, the financial asset recognized in the consolidated statement of financial position has a total value of Ps. 5 and Ps. 8, respectively. This transaction is presented in the other expenses line of the consolidated financial statements as Coca-Cola FEMSA concluded did not achieve the requirements to be considered as a discontinued operation under IFRS 5.

On April 30, 2010, the Company acquired an economic interest of 20% of Heineken Group. Heineken’s main activities are the production, distribution and marketing of beer worldwide. On September 18, 2017, the Company concluded the sale of a portion of its investment, representing 5.2% combined economic interest, consisting of 22,485,000 Heineken N.V. shares and 7,700,000 Heineken Holding N.V. shares at the price of €. 84.50 and €. 78.00 per share, respectively. The Company recognized an equity income (loss) of Ps. 10,775, Ps. (434) and Ps. 6,428 net of taxes based on its economic interest in Heineken Group for the years ended December 31, 2021, 2020 and 2019, respectively. The economic interest as of December 31, 2021 and 2020 was 14.8%. The Company’s share of the net income (loss) attributable to equity holders of Heineken Group exclusive of amortization of adjustments amounted to Ps. 11,635 (€.491 million), Ps. (842) (€. (30) million) and Ps. 6,885 (€.320 million), for the years ended December 31, 2021, 2020 and 2019, respectively. Summarized financial information in respect of the associate Heineken Group accounted for under the equity method is set out below.

	December 31, 2021				December 31, 2020
Amounts in millions	Peso		Euro		Peso		Euro
Total current assets	Ps.	222,653	€.	9,578	Ps.	221,182	€.	9,020
Total non-current assets		912,929		39,272		824,210		33,612
Total current liabilities		281,141		12,094		266,497		10,868
Total non-current liabilities		396,489		17,056		425,984		17,372
Total equity		457,952		19,700		352,911		14,392
Equity attributable to equity holders		403,463		17,356		328,393		13,392
Total revenue and other income	Ps.	555,269	€.	23,462	Ps.	479,996	€.	19,771
Total cost and expenses		449,171		18,979		461,108		18,993
Net income (loss)	Ps.	83,662	€.	3,535	Ps.	(2,136)	€.	(88)
Net income (loss) attributable to equity holders		78,668		3,324		(4,953)		(204)
Other comprehensive income (loss)		31,713		1,340		(48,944)		(2,016)
Total comprehensive income (loss)	Ps.	115,375	€.	4,875	Ps.	(51,080)	€.	(2,104)
Total comprehensive income (loss) attributable to equity holders		107,968		4,562		(51,639)		(2,127)

Reconciliation from the equity of the associate Heineken Group to the investment of the Company.

	December 31, 2021				December 31, 2020
Amounts in millions	Peso		Euro		Peso		Euro
Equity attributable to equity holders of Heineken	Ps.	403,463	€.	17,356	Ps.	328,393	€.	13,392
Economic ownership percentage		14.76%		14.76%		14.76%		14.76%
Investment in Heineken investment exclusive of goodwill and other adjustments	Ps.	59,534	€.	2,561	Ps.	48,471	€.	1,976
Effects of fair value determined by purchase price allocation		16,342		703		17,226		703
Goodwill		20,473		881		21,594		881
Heineken investment	Ps.	96,349	€.	4,145	Ps.	87,291	€.	3,560

As of December 31, 2021 and 2020, the fair value of the Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 14.8% of its outstanding shares amounted to Ps. 181,059 (€.7,779 million) and Ps. 176,718 (€.7,255 million) based on quoted market prices of those dates. As of April 8, 2022, issuance date of these consolidated financial statements, fair value amounted to €. 6,985 million.

During the years ended December 31, 2021, 2020 and 2019, the Company received dividends distributions from Heineken Group, amounting to Ps. 2,005, Ps. 2,322 and Ps. 3,031, respectively.

For the years ended December 31, 2021, 2020 and 2019 the equity (loss) earnings recognized for associates of Coca-Cola FEMSA was Ps. 85, Ps. (124) and Ps. 84, respectively.

For the years ended December 31, 2021, 2020 and 2019 the equity (loss) earnings recognized for joint ventures of Coca-Cola FEMSA was Ps. 3, Ps. (157) and Ps. (215), respectively.

For the year ended December 31, 2021, 2020 and 2019, the Company’s share of other comprehensive income from equity investees, net of taxes are as follows:

	2021		2020		2019
Items that may be reclassified to consolidated net income, net of taxes:
Valuation of the effective portion of derivative financial instruments	Ps.	32	Ps.	(14)	Ps.	—
Exchange differences on translating foreign operations		2,893		(5,934)		1,058
Total	Ps.	2,925	Ps.	(5,948)	Ps.	1,058
Items that may not be reclassified to consolidated net income in subsequent periods, net of taxes:
Remeasurements of the net defined benefit liability	Ps.	590	Ps.	(111)	Ps.	(389)

Note 11. Property, Plant and Equipment

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Cost	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
Cost as of January 1,2019	Ps.	9,568	Ps.	25,081	Ps.	76,204	Ps.	17,034	Ps.	14,749	Ps.	7,849	Ps.	21,559	Ps.	895	Ps.	172,939
Additions (1)		309		1,134		6,826		636		2,581		8,421		2,907		112		22,926
Additions from business acquisitions		146		806		686		—		—		—		466		—		2,104
Changes in the fair value of past acquisitions		142		227		50		(13)		—		—		7		(8)		405
Transfer of completed projects in progress		(253)		581		3,694		1,396		359		(6,284)		496		11		—
Transfer (to)/from assets classified as held for sale		—		—		(410)		—		—		—		—		(49)		(459)
Disposals		(15)		(254)		(3,195)		(1,032)		(1,056)		(33)		(170)		(38)		(5,793)
Effects of changes in foreign exchange rates		(329)		(1,147)		(2,463)		(961)		(833)		(370)		26		(130)		(6,207)
Changes in value on the recognition of inflation effects		114		366		1,254		241		352		18		—		—		2,345
Cost as of December 31, 2019	Ps.	9,682	Ps.	26,794	Ps.	82,646	Ps.	17,301	Ps.	16,152	Ps.	9,601	Ps.	25,291	Ps.	793	Ps.	188,260

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Cost	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
Cost as of January 1,2020	Ps.	9,682	Ps.	26,794	Ps.	82,646	Ps.	17,301	Ps.	16,152	Ps.	9,601	Ps.	25,291	Ps.	793	Ps.	188,260
Additions (1)		241		616		5,277		137		2,613		6,979		2,611		185		18,659
Additions from business acquisitions		158		—		200		—		—		3		46		81		488
Changes in the fair value of past acquisitions		—		—		59		—		—		—		—		—		59
Transfer of completed projects in progress		4		809		3,471		1,192		57		(5,644)		110		1		—
Transfer (to)/from assets classified as held for sale		—		—		449		—		—		—		—		—		449
Disposals		(13)		(122)		(3,358)		(1,073)		(561)		(12)		(808)		(58)		(6,005)
Specialty's disposal		—		—		(775)		—		—		(24)		(1,036)		—		(1,835)
Effects of changes in foreign exchange rates		(238)		(1,135)		(2,233)		(797)		(629)		(339)		310		(97)		(5,158)
Effects on the recognition of inflation effects		88		293		990		189		291		(30)		3		—		1,824
Cost as of December 31, 2020	Ps.	9,922	Ps.	27,255	Ps.	86,726	Ps.	16,949	Ps.	17,923	Ps.	10,534	Ps.	26,527	Ps.	905	Ps.	196,741

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Cost	Land		Buildings		Equipment		Equipment		Bottles		Progress (2)		Improvements		Other		Total
Cost as of January 1,2021	Ps.	9,922	Ps.	27,255	Ps.	86,726	Ps.	16,949	Ps.	17,923	Ps.	10,534	Ps.	26,527	Ps.	905	Ps.	196,741
Additions (1)		303		484		5,263		115		3,655		8,527		2,869		237		21,453
Additions from business acquisitions		—		—		86		—		—		—		—		—		86
Changes in the fair value of past acquisitions		—		—		55		—		—		—		3		—		58
Transfer of completed projects in progress		3		768		4,997		1,351		31		(7,384)		215		19		—
Transfer (to)/from assets classified as held for sale		—		—		60		—		—		—		(8)		4		56
Disposals		(93)		(205)		(7,196)		(1,614)		(2,300)		(190)		(1,771)		(32)		(13,401)
Effects of changes in foreign exchange rates		(162)		(657)		(1,487)		(556)		(364)		(752)		(76)		(82)		(4,136)
Effects on the recognition of inflation effects		140		464		1,580		318		487		1		—		—		2,990
Cost as of December 31, 2021	Ps.	10,113	Ps.	28,109	Ps.	90,084	Ps.	16,563	Ps.	19,432	Ps.	10,736	Ps.	27,759	Ps.	1,051	Ps.	203,847
(1)	Total includes Ps. 3,784, Ps. 289 and Ps. 610 outstanding payment to suppliers, as of December 31, 2021, 2020 and 2019 respectively.
(2)	Investments in fixed assets in progress are expected to be completed and transferred within other fixed assets categories within next twelve months.

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Accumulated Depreciation	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
Accumulated Depreciation as of January 1,2019	Ps.	—	Ps.	(6,179)	Ps.	(32,860)	Ps.	(8,174)	Ps.	(8,706)	Ps.	—	Ps.	(7,930)	Ps.	(488)	Ps.	(64,337)
Depreciation for the year		—		(937)		(7,862)		(1,862)		(2,734)		—		(1,985)		(88)		(15,468)
Transfer to/(from) assets classified as held for sale		—		—		262		—		—		—		—		—		262
Disposals		—		46		1,967		966		1,079		—		115		31		4,204
Effects of changes in foreign exchange rates		—		264		1,249		583		572		—		64		63		2,795
Changes in value on the recognition of inflation effects		—		(92)		(629)		(164)		(302)		—		(2)		(14)		(1,203)
Accumulated Depreciation as of December 31, 2019	Ps.	—	Ps.	(6,898)	Ps.	(37,873)	Ps.	(8,651)	Ps.	(10,091)	Ps.	—	Ps.	(9,738)	Ps.	(496)	Ps.	(73,747)

											Investments
					Machinery						in Fixed
					and		Refrigeration				Assets in		Leasehold
Accumulated Depreciation	Land		Buildings		Equipment		Equipment		Returnable Bottles		Progress		Improvements		Other		Total
Accumulated Depreciation as of January 1,2020	Ps.	—	Ps.	(6,898)	Ps.	(37,873)	Ps.	(8,651)	Ps.	(10,091)	Ps.	—	Ps.	(9,738)	Ps.	(496)	Ps.	(73,747)
Depreciation for the year		—		(828)		(8,390)		(1,832)		(2,779)		—		(2,404)		(145)		(16,378)
Transfer to/(from) assets classified as held for sale		—		—		(282)		—		—		—		—		—		(282)
Disposals		—		38		2,707		989		536		—		492		38		4,800
Specialty's disposal		—		—		625		—		—		—		649		—		1,274
Effects of changes in foreign exchange rates		—		127		698		464		432		—		(123)		170		1,768
Changes in value on the recognition of inflation effects		—		(82)		(595)		(132)		(250)		—		(6)		(5)		(1,070)
Accumulated Depreciation as of December 31, 2020	Ps.	—	Ps.	(7,643)	Ps.	(43,110)	Ps.	(9,162)	Ps.	(12,152)	Ps.	—	Ps.	(11,130)	Ps.	(438)	Ps.	(83,635)

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Accumulated Depreciation	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
Accumulated Depreciation as of January 1,2021	Ps.	—	Ps.	(7,643)	Ps.	(43,110)	Ps.	(9,162)	Ps.	(12,152)	Ps.	—	Ps.	(11,130)	Ps.	(438)	Ps.	(83,635)
Depreciation for the year		—		(870)		(8,344)		(1,795)		(2,708)		—		(2,462)		(154)		(16,333)
Transfer to/(from) assets classified as held for sale		—		—		(38)		—		—		—		—		—		(38)
Disposals		—		80		5,312		1,493		2,391		—		1,649		31		10,956
Effects of changes in foreign exchange rates		—		151		864		372		222		—		417		88		2,114
Changes in value on the recognition of inflation effects		—		(139)		(946)		(208)		(427)		—		(6)		(38)		(1,764)
Accumulated Depreciation as of December 31, 2021	Ps.	—	Ps.	(8,421)	Ps.	(46,262)	Ps.	(9,300)	Ps.	(12,674)	Ps.	—	Ps.	(11,532)	Ps.	(511)	Ps.	(88,700)

											Investments
					Machinery						in Fixed
					and		Refrigeration		Returnable		Assets in		Leasehold
Carrying Amount	Land		Buildings		Equipment		Equipment		Bottles		Progress		Improvements		Other		Total
As of December 31, 2019	Ps.	9,682	Ps.	19,896	Ps.	44,773	Ps.	8,650	Ps.	6,061	Ps.	9,601	Ps.	15,553	Ps.	297	Ps.	114,513
As of December 31, 2020	Ps.	9,922	Ps.	19,612	Ps.	43,616	Ps.	7,787	Ps.	5,771	Ps.	10,534	Ps.	15,397	Ps.	467	Ps.	113,106
As of December 31, 2021	Ps.	10,113	Ps.	19,688	Ps.	43,822	Ps.	7,263	Ps.	6,758	Ps.	10,736	Ps.	16,227	Ps.	540	Ps.	115,147

For the years ended December 31, 2021, 2020 and 2019, the Company did not recognize any capitalization of borrowing costs.

Note 12. Leases

During 2021, the activity in the consolidated right-of-use assets reported in our financial statements was as follows:

	Land and
	buildings		Other (1)	Total
Cost as of January 1, 2021	Ps.	52,764	1,983	54,747
Additions		7,485	386	7,871
Additions from business combinations		1,440	100	1,540
Disposals		(1,337)	(34)	(1,371)
Remeasurements		3,776	188	3,964
Depreciation		(8,363)	(597)	(8,960)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		(821)	24	(797)
Right-of-use assets, net as of December 31, 2021	Ps.	54,944	2,050	56,994
(1)	Other assets mainly include transportation equipment and servers.

As of December 31, 2021, the lease liabilities are integrated as follows:

	December 31, 2021
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps.	11,428
One to five years		36,929
Five to ten years		27,580
More than ten years		13,180
Total undiscounted lease liabilities on December 31		89,117
Lease liabilities included in the statement of financial position on December 31		62,355
Current		7,306
Non-Current	Ps.	55,049

As December 31, 2021, the weighted average incremental borrowing rate was 7.77%.

The interest expense for leases reported in the income statement for the year ended December 31, 2021 was Ps. 5,118.

The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2021 was Ps. 465

For the year ended December 31, 2021, the amounts recognized in the consolidated statement of cash flows related to leases paid, including interest paid derived from leases, are Ps. 12,325

As of December 31, 2021, the accumulated amount of concessions, decreases or cancellations for rent, which arose as a direct consequence of COVID-19 were not material. The Company applied the practical expedient to all decreases that met the criteria of the amendment to IFRS 16 effective as of June 1, 2020.

During 2020, the activity in the consolidated right-of-use assets reported in our financial statements was as follows:

	Land and
	buildings		Other (1)	Total
Cost as of January 1, 2020	Ps.	51,926	758	52,684
Additions		6,478	1,504	7,982
Additions from business combinations		1,414	351	1,765
Disposals (2)		(2,190)	(114)	(2,304)
Remeasurements		3,749	84	3,833
Depreciation		(8,138)	(491)	(8,629)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		(475)	(109)	(584)
Right-of-use assets, net as of December 31, 2020	Ps.	52,764	1,983	54,747
(1)Other assets mainly include transportation equipment and servers.
(2)Includes Specialty’s disposal for an amount of Ps. 690.

As of December 31, 2020, the lease liabilities are integrated as follows:

	December 31, 2020
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps.	11,511
One to five years		36,172
Five to ten years		27,088
More than ten years		13,823
Total undiscounted lease liabilities on December 31		88,594
Lease liabilities included in the statement of financial position on December 31		58,308
Current		6,772
Non-Current	Ps.	51,536

As December 31, 2020, the weighted average incremental borrowing rate was 9.49%.

The interest expense for leases reported in the income statement for the year ended December 31, 2020 and 2019 was Ps. 5,074 and Ps. 4,774, respectively.

The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2020 and 2019 was Ps. 508 and Ps. 430, respectively.

For the year ended December 31, 2020 and 2019, the amounts recognized in the consolidated statement of cash flows related to leases paid, including interest paid derived from leases, are Ps. 9,810 and Ps. 8,848, respectively.

As of December 31, 2020, the accumulated amount of concessions, decreases or cancellations for rent, which arose as a direct consequence of COVID-19 were not material. The Company applied the practical expedient to all decreases that met the criteria of the amendment to IFRS 16 effective as of June 1, 2020.

12.1 Land and buildings leases

The Company leases land for construction of its retail stores mainly and some buildings for its office space. The leases of retail stores typically run for an average useful life of 15 years, and leases of office space for three to five years. Some leases include an option to renew the lease for an additional period at the end of the contract term.

Some leases provide for additional rent payments that are based on changes in the National Consumer and Price Index, or sales that the Company makes at the leased store in the period.

Variable lease payments based on sales

Some leases of retail stores contain variable lease payments that are based on sales that the Company makes at the store. Variable rental payments were not significant for the year ended December 31, 2021.

The Company expects the relative proportions of fixed and variable lease payments to remain broadly consistent in future years.

Extension options

Some leases of office buildings, cellars and retail stores contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by FEMSA and not by the lessor, in other words, the lessee has the unilateral right to exercise the extension option. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. FEMSA reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Except for some business units, FEMSA considers that the “reasonably certain” criteria are met when a new lease contract is signed by both the Company and the lessor, which usually occurs within a short period of the expiration of the current lease term. Extension options on leases do not represent a significant impact on the right-of-use assets on December 31, 2021 and 2020.

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

Note 13. Intangible Assets

	Rights to Produce
	and Distribute						Other Indefinite		Total		Technology								Total
	Coca-Cola						Lived		Unamortized		Costs and		Customer						Amortized		Total
	Trademark Products		Goodwill		Trademark Rights		Intangible Assets		Intangible Assets		Management Systems		Relationships		Alcohol Licenses		Other		Intangible Assets		Intangible Assets
Cost as of January 1,2019	Ps.	87,617	Ps.	40,530	Ps.	6,694	Ps.	1,441	Ps.	136,282	Ps.	8,362	Ps.	2,125	Ps.	1,768	Ps.	2,433	Ps.	14,688	Ps.	150,970
Additions		—		—		—		208		208		823		—		191		975		1,989		2,197
Acquisitions from business combinations (see Note 4)		—		6,542		469		—		7,011		759		—		—		12		771		7,782
Changes in fair value of past acquisitions		(2,887)		2,903		—		153		169		(6)		—		—		(185)		(191)		(22)
Transfer of completed development systems		—		—		—		—		—		412		—		—		(412)		—		—
Disposals		—		—		(48)		—		(48)		(232)		—		(130)		—		(362)		(410)
Effect of movements in exchange rates		(3,475)		(2,068)		(515)		(100)		(6,158)		(552)		(113)		—		(286)		(951)		(7,109)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		(6)		(6)		(6)
Cost as of December 31, 2019	Ps.	81,255	Ps.	47,907	Ps.	6,600	Ps.	1,702	Ps.	137,464	Ps.	9,566	Ps.	2,012	Ps.	1,829	Ps.	2,531	Ps.	15,938	Ps.	153,402

	Rights to Produce
	and Distribute						Other		Total		Technology								Total		Total
	Coca-Cola						Indefinite Lived		Unamortized		Costs and		Customer						Amortized		Intangible
	Trademark Products		Goodwill		Trademark Rights		Intangible Assets		Intangible Assets		Management Systems		Relationships (1)		Alcohol Licenses		Other		Intangible Assets		Assets
Cost as of January 1,2020	Ps.	81,255	Ps.	47,907	Ps.	6,600	Ps.	1,702	Ps.	137,464	Ps.	9,566	Ps.	2,012	Ps.	1,829	Ps.	2,531	Ps.	15,938	Ps.	153,402
Additions		1		—		—		—		1		771		—		111		604		1,486		1,487
Acquisitions from business combinations (see Note 4)		—		12,080		2,101		—		14,181		26		8,596		—		1		8,623		22,804
Changes in fair value of past acquisitions		—		(1,086)		285		—		(801)		—		745		—		22		767		(34)
Transfer of completed development systems		—		—		—		—		—		398		—		—		(398)		—		—
Disposals		—		(183)		(116)		(311)		(610)		(164)		—		(43)		(378)		(585)		(1,195)
Specialty's disposal		—		(1,194)		(215)		(11)		(1,420)		—		—				(5)		(5)		(1,425)
Effect of movements in exchange rates		(4,607)		(4,704)		(8)		(4)		(9,323)		276		(1,503)		—		(65)		(1,292)		(10,615)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		38		38		38
Cost as of December 31, 2020	Ps.	76,649	Ps.	52,820	Ps.	8,647	Ps.	1,376	Ps.	139,492	Ps.	10,873	Ps.	9,850	Ps.	1,897	Ps.	2,350	Ps.	24,970	Ps.	164,462
(1)	Includes customer relationships related to the acquisition through the controlling interest in NW Synergy Holdings LLC disclosed in Note 4

	Rights to Produce
	and Distribute						Other Indefinite		Total		Technology								Total		Total
	Coca-Cola				Trademark		Lived		Unamortized		Costs and		Customer		Alcohol				Amortized		Intangible
	Trademark Products		Goodwill		Rights		Intangible Assets		Intangible Assets		Management Systems		Relationships (1)		Licenses		Other		Intangible Assets		Assets
Cost as of January 1,2021	Ps.	76,649		52,820	Ps.	8,647	Ps.	1,376	Ps.	139,492	Ps.	10,873	Ps.	9,850	Ps.	1,897	Ps.	2,350	Ps.	24,970	Ps.	164,462
Additions		2		—		—		127		129		1,140		—		145		1,103		2,388		2,517
Acquisitions from business combinations (see Note 4)		—		7,940		65		—		8,005		—		873		—		1		874		8,879
Transfer of completed development systems		—		—		—		—		—		262		—		—		(262)		—		—
Disposals		—		(12)		—		(10)		(22)		(973)		—		(36)		(102)		(1,111)		(1,133)
Effect of movements in exchange rates		(1,255)		(2,303)		(584)		(80)		(4,222)		(641)		77		—		(682)		(1,246)		(5,468)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		62		62		62
Impairment		—		(1,094)		(55)		—		(1,149)		—		—		—		—		—		(1,149)
Cost as of December 31, 2021	Ps.	75,396	Ps.	57,351	Ps.	8,073	Ps.	1,413	Ps.	142,233	Ps.	10,661	Ps.	10,800	Ps.	2,006	Ps.	2,470	Ps.	25,937	Ps.	168,170
(1)Includes customer relationships related to the acquisitions through Envoy Solutions disclosed in Note 4.

	Rights to Produce
	and Distribute						Other Indefinite		Total		Technology								Total		Total
	Coca-Cola						Lived		Unamortized		Costs and		Customer						Amortized		Intangible
Amortization and Impairment Losses	Trademark Products		Goodwill		Trademark Rights		Intangible Assets		Intangible Assets		Management Systems		Relationships		Alcohol Licenses		Other		Intangible Assets		Assets
Amortization as of January 1,2019	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(4,064)	Ps.	(306)	Ps.	(544)	Ps.	(451)	Ps.	(5,365)	Ps.	(5,365)
Amortization expense		—		—		—		—		—		(1,338)		(112)		(123)		(239)		(1,812)		(1,812)
Disposals		—		—		—		—		—		97		—		30		—		127		127
Effect of movements in exchange rates		—		—		—		—		—		160		25		—		53		238		238
Changes in value on the recognition of inflation effects		—		—		—		—		—		(29)		—		—		1		(28)		(28)
Amortization as of December 31, 2019	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(5,174)	Ps.	(393)	Ps.	(637)	Ps.	(636)	Ps.	(6,840)	Ps.	(6,840)
Amortization as of January 1,2020	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(5,174)	Ps.	(393)	Ps.	(637)	Ps.	(636)	Ps.	(6,840)	Ps.	(6,840)
Amortization expense		—		—		—		—		—		(1,537)		(467)		(99)		(362)		(2,465)		(2,465)
Disposals		—		—		—		—		—		129		—		—		48		177		177
Effect of movements in exchange rates		—		—		—		—		—		142		32		—		21		195		195
Changes in value on the recognition of inflation effects		—		—		—		—		—		(29)		1		—		—		(28)		(28)
Amortization as of December 31, 2020	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,469)	Ps.	(827)	Ps.	(736)	Ps.	(929)	Ps.	(8,961)	Ps.	(8,961)
Amortization as of January 1,2021	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,469)	Ps.	(827)	Ps.	(736)	Ps.	(929)	Ps.	(8,961)	Ps.	(8,961)
Amortization expense		—		—		—		—		—		(1,473)		(791)		(102)		(328)		(2,694)		(2,694)
Disposals		—		—		—		—		—		789		—		—		101		890		890
Effect of movements in exchange rates		—		—		—		—		—		792		10		—		(15)		787		787
Changes in value on the recognition of inflation effects		—		—		—		—		—		(53)		—		—		(1)		(54)		(54)
Amortization as of December 31, 2021	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,414)	Ps.	(1,608)	Ps.	(838)	Ps.	(1,172)	Ps.	(10,032)	Ps.	(10,032)

	Rights to Produce
	and Distribute						Other Indefinite		Total		Technology								Total			Total
	Coca-Cola						Lived		Unamortized		Costs and		Customer						Amortized			Intangible
Carrying Amount	Trademark Products		Goodwill		Trademark Rights		Intangible Assets		Intangible Assets		Management Systems		Relationships		Alcohol Licenses		Other		Intangible Assets			Assets
As of December 31, 2019	Ps.	81,255	Ps.	47,907	Ps.	6,600	Ps.	1,702	Ps.	137,464	Ps.	4,392	Ps.	1,619	Ps.	1,192	Ps.	1,895	Ps.	9,098	Ps.	146,562
As of December 31, 2020	Ps.	76,649	Ps.	52,820	Ps.	8,647	Ps.	1,376	Ps.	139,492	Ps.	4,404	Ps.	9,023	Ps.	1,161	Ps.	1,421	Ps.	16,009	Ps.	155,501
As of December 31, 2021	Ps.	75,396	Ps.	57,351	Ps.	8,073	Ps.	1,413	Ps.	142,233	Ps.	4,247	Ps.	9,192	Ps.	1,168	Ps.	1,298	Ps.	15,905	Ps.	158,138

For the years ended December 31, 2021, 2020 and 2019, the Company did not recognize any capitalization of borrowing costs.

For the years ended 2021, 2020 and 2019, allocation for amortization expense is as follows:

	2021		2020		2019

Cost of goods sold	Ps.	254	Ps.	288	Ps.	317
Administrative expenses		1,630		1,412		953
Selling expenses		810		765		542
	Ps.	2,694	Ps.	2,465	Ps.	1,812

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	2 - 10
Customer Relationships	10 - 25
Alcohol Licenses	12 - 12

Coca-Cola FEMSA Impairment Tests for cash-generating Units Containing Goodwill and Distribution Rights

For impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be a CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2021		December 31, 2020
Mexico	Ps.	56,352	Ps.	56,352
Guatemala		1,735		1,755
Nicaragua		438		433
Costa Rica		1,407		1,425
Panama		1,238		1,200
Colombia		3,798		4,414
Brazil		30,608		31,741
Argentina		395		312
Uruguay		2,332		2,450
Total	Ps.	98,303	Ps.	100,082

Goodwill and distribution rights are tested for impairments annually or when impairment indicator exists throughout the year. The recoverable amounts are based on value in use calculations. The value in the use of a CGU is determined based on the discounted cash flows method generated from the continuing use of the CGU.

The foregoing forecasts reflect the outcomes that Coca-Cola FEMSA consider most likely to occur based on the current situation of each of the CGUs including the macroeconomic situation in each CGU including the potential continued impacts of the COVID-19 pandemic which has heightened the inherent uncertainty in such estimations, the foregoing forecasts could differ from the results obtained over time.

The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used to calculate value in use are: volume, expected annual long-term inflation, and the weighted average cost of capital (“WACC”) used to discount the projected cash flows.

To determine the discount rate, Coca-Cola FEMSA uses the WACC as determined for each of the cash-generating units in real terms and as described in following paragraphs.

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

The key assumptions used for the value-in-use calculations are as follows:

●	Cash flows were projected based on actual operating results and the five-year business plan.
●	A WACC per each CGU was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.

The key assumptions by CGU for impairment test as of December 31, 2021 were as follows:

			Expected Annual Long-	Expected Volume
			Term Inflation	Growth Rates
CGU	Pre-tax WACC	Post-tax WACC	2022‑2031	2022‑2031
Mexico	6.8%	4.9%	3.7%	2.8%
Colombia	8.7%	5.8%	3.0%	8.4%
Costa Rica	13.5%	9.2%	3.1%	6.5%
Guatemala	7.9%	6.1%	4.2%	10.7%
Nicaragua	18.3%	10.6%	4.3%	6.4%
Panama	8.5%	6.5%	2.2%	7.0%
Argentina	19.7%	14.5%	35.9%	5.4%
Brazil	9.1%	5.8%	3.3%	7.7%
Uruguay	8.5%	6.1%	5.0%	4.0%

The key assumptions by CGU for impairment test as of December 31, 2020 were as follows:

			Expected Annual Long-	Expected Volume
			Term Inflation	Growth Rates
CGU	Pre-tax WACC	Post-tax WACC	2021‑2030	2021‑2030
Mexico	7.4%	5.3%	3.9%	2.0%
Colombia	11.0%	7.3%	2.8%	4.1%
Costa Rica	15.3%	10.8%	2.7%	4.3%
Guatemala	10.6%	8.3%	3.1%	6.8%
Nicaragua	20.6%	13.9%	3.7%	7.1%
Panama	8.8%	6.8%	1.5%	7.9%
Argentina	26.3%	20.4%	30.1%	3.9%
Brazil	9.1%	6.0%	3.0%	2.4%
Uruguay	9.9%	7.1%	7.8%	2.0%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACCs to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

On December 31, 2021, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

		Change in Volume
CGU	Change in WACC	Growth CAGR (1)	Effect on Valuation
Mexico	0.2%	‑1.0%	Passes by 6.8x
Colombia	0.2%	‑1.0%	Passes by 4.2x
Costa Rica	0.4%	‑1.0%	Passes by 3.1x
Guatemala	0.2%	‑1.0%	Passes by 54.5x
Nicaragua	0.5%	‑1.0%	Passes by 1.0x
Panama	0.1%	‑1.0%	Passes by 8.2x
Argentina	0.8%	‑1.0%	Passes by 10.0x
Brazil	0.2%	‑1.0%	Passes by 2.7x
Uruguay	0.1%	‑1.0%	Passes by 4.4x
(1)	Compound Annual Growth Rate (“CAGR”).

FEMSA Comercio – Proximity Division, FEMSA Comercio – Health Division and FEMSA Comercio – Fuel Division Impairment Test for cash-generating Units Containing Goodwill

For the purpose of impairment testing, goodwill is allocated and monitored on an individual country basis by operating segment. The Company has integrated its cash-generating units as follows: (i) FEMSA Comercio – Proximity Division is integrated as Mexico, and (ii) FEMSA Comercio – Health Division are integrated as Mexico, Chile, Colombia and Ecuador for each of them and (iii) FEMSA Comercio – Fuel Division includes only Mexico.

As of December 31, 2021 in FEMSA Comercio – Health Division there is a significant carrying amount of goodwill allocated in Chile and Colombia as a cash generating unit (South America) with a total carrying amount of Ps. 7,785.

The recoverable amounts are based on the value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: sales, expected annual long-term inflation, and the weighted average cost of capital (“WACC”) used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, the Company prepares its estimates based on the current situation of each of the CGUs or group of CGUs.

To determine the discount rate, the Company uses the WACC as determined for each of the cash generating units or group of the cash-generating units in real terms and as described in the following paragraphs.

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

The key assumptions used for the value-in-use calculations are as follows:

●	Cash flows were projected based on actual operating results and the five-year business plan. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.
●	Cash flows projected based on actual operating results and five-year business plan were calculated using a perpetual growth rate equal to the expected annual population growth, to calculate the terminal recoverable amount.
●	A per CGU-specific WACC was applied by FEMSA Comercio – Health Division as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.

The key assumptions by CGU for impairment test as of December 31, 2021 were as follows:

			Expected Annual
			Long-Term Inflation	Expected Volume Growth
CGU	Pre-tax WACC	Post-tax WACC	2022‑2031	Rates 2022‑2031
South America	7.3%	5.3%	3.4%	0.3%
(FEMSA Comercio – Health Division)

The key assumptions by CGU for impairment test as of December 31, 2020 were as follows:

			Expected Annual	Expected Volume
		Post-tax	Long-Term Inflation	Growth Rates
CGU	Pre-tax WACC	WACC	2021‑2030	2021‑2030
South America	8.3%	5.8%	2.8%	0.2%
(FEMSA Comercio – Health Division)

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACCs to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

On December 31, 2021, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 50 basis points in the sale’s compound annual growth rate (“CAGR”), concluding that no impairment would be recognized.

		Change in Sales
CGU	Change in WACC	Growth CAGR (1)	Effect on Valuation
FEMSA Comercio – Health Division (South America)	+0.1%	(0.5)%	Passes by 1.60x
(1)	Compound Annual Growth Rate (“CAGR”).

Envoy Solutions Impairment Test for Cash-Generating Units Containing Goodwill and trademark rights.

For impairment testing, goodwill and trademark rights are allocated and monitored on an individual country basis, which is considered to be a CGU. The Company has integrated its cash-generating units as a specialized distribution platform for cleaning products and consumables, located in the United States.

As of December 31, 2021 in specialized distribution there is a significant carrying amount of final allocated goodwill and trademark rights as a cash-generating unit with a total carrying amount of Ps. 9,662. Goodwill and trademark rights are tested for impairments annually.

The recoverable amounts are based on the value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: sales, expected annual long-term inflation, and the weighted average cost of capital (“WACC”) used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, the Company prepares its estimates based on the current situation of each of the CGUs or group of CGUs.

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

The key assumptions used for the value-in-use calculations are as follows:

●	Cash flows were projected based on actual operating results and the five-year business plan. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.

●	Cash flows projected based on actual operating results and five-year business plan were calculated using a perpetual growth rate equal to the expected annual population growth, to calculate the terminal recoverable amount.
●	A per CGU-specific WACC was applied by specialized distribution as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.

The key assumptions by CGU for impairment test as of December 31, 2021 were as follows:

			Expected Annual
			Long-Term Inflation	Expected Volume Growth
CGU	Pre-tax WACC	Post-tax WACC	2022‑2026	Rates 2022‑2026
United States	5.7%	4.9%	2.4%	2.0%
(Specialized Distribution)

The key assumptions by CGU for impairment test as of December 31, 2020 were as follows:

			Expected Annual	Expected Volume
			Long-Term Inflation	Growth Rates
CGU	Pre-tax WACC	Post-tax WACC	2021‑2025	2021‑2025
United States	8.2%	6.0%	2.0%	1.7%
(Specialized Distribution)

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

On December 31, 2021, the Company performed an additional impairment sensitivity calculation, taking into account an effect of 50 basis points in the sale’s compound annual growth rate (“CAGR”), concluding that no impairment would be recognized.

	Change in Sales
CGU	Growth CAGR (1)	Effect on Valuation
United States (Specialized Distribution)	(0.5)%	Passes by 1.13x
(1)	Compound Annual Growth Rate (“CAGR”).

Note 14. Other Assets and Other Financial Assets

14.1 Other non-current assets

	December 31,		December 31,
	2021		2020
Agreement with customers	Ps.	759	Ps.	731
Long-term prepaid advertising expenses		213		333
Guarantee deposits (1)		1,532		2,009
Prepaid bonuses		283		239
Advances to acquire property, plant and equipment		460		184
Recoverable taxes		1,687		1,701
Indemnifiable assets from business combinations		1,554		1,609
Others		912		720
	Ps.	7,400	Ps.	7,526
(1)	As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits including those related to business acquisitions. See Note 26.7.

14.2 Other non-current financial assets

	December 31,		December 31,
	2021		2020
Non-current accounts receivable	Ps.	1,245	Ps.	983
Derivative financial instruments (see Note 21)		16,710		14,283
Others		674		334
Other investments in equity instruments(1)		22,442		16,786
	Ps.	41,071	Ps.	32,386
(1)	Corresponds to the acquisition of a minority stake in Jetro Restaurant Depot as of November 8, 2019. On October 9, 2020, the Company acquired an additional minority stake in Jetro. Refer to Note 3.7.3.

As of December 31, 2021 and 2020, non-current accounts receivable includes mainly receivables measured at its fair value for to Ps. 1,178 and Ps. 699, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivables of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

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

The consolidated statements of financial position and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31,		December 31,
	2021		2020
Balances
Due from The Coca-Cola Company (see Note 7) (1) (6)	Ps.	820	Ps.	509
Balance with BBVA Bancomer, S.A. de C.V. (2)		8,076		1,092
Balance with Grupo Scotiabank Inverlat, S.A. (2)		6,585		2,016
Due from Heineken Group (1) (5)		2,001		2,512
Other receivables (1)		190		746
Due to The Coca-Cola Company (4) (6)	Ps.	1,444	Ps.	3,513
Due to BBVA Bancomer, S.A. de C.V. (3)		1,847		1,062
Due to Heineken Group (4) (5)		3,144		3,273
Due to Grupo Financiero Scotiabank Inverlat, S.A. (4)		132		105
Other payables (4)		1,557		2,060
(1)	Presented within accounts receivable.
(2)	Presented within cash and cash equivalents.
(3)	Recorded within bank loans and notes payable.
(4)	Recorded within accounts payable.
(5)	Associates.
(6)	Non-controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2021, 2020 and 2019, there was no expense resulting from uncollectible balances due from related parties.

Transactions	2021		2020		2019
Income:
Services to Heineken Group (1)	Ps.	2,530	Ps.	3,181	Ps.	3,380
Logistic services to Jugos del Valle (1)		514		532		553
Interest revenues from BBVA Bancomer, S.A. de C.V. (3)		2,146		1,825		1,456
Interest revenues from Grupo Financiero Scotiabank Inverlat, S.A. (3)		302		295		447
Other revenues from related parties		814		764		404
Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.	37,213	Ps.	32,222	Ps.	34,063
Purchases of beer from Heineken Group (1) (5)		19,552		23,233		25,215
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (3)		4,417		5,774		6,194
Advertisement expense paid to The Coca-Cola Company (2) (4)		1,482		865		1,756
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		4,102		4,055		4,477
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		2,213		2,123		2,728
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (3)		72		232		144
Purchase of sugar from Beta San Miguel (3)		938		1,023		655
Purchase of canned products from IEQSA (1)		234		226		682
Purchases to AdeS Alimentos y Bebidas(1)		—		338		497
Purchase of inventories to Leao Alimentos e Bebidas, L.T.D.A. (1)		1,320		1,253		1,867
Purchases of Material with Ecolab, Inc (3)		450		340		—
Advertising paid to Grupo Televisa, S.A.B. (3)		167		148		115
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (3)		1		7		—
Donations to Fundación FEMSA, A.C. (3)		144		171		195
Donations to Difusión y Fomento Cultural, A.C. (3)		32		55		61
Donations to ITESM (3)		208		310		215
Purchases of resine to IMER (1)		416		308		281
Other expenses with related parties		206		311		38
(1)	Associates.
(2)	Non-controlling interest.
(3)	Members of the board of directors in FEMSA participate in the board of directors of this entity.
(4)	Net of the contributions from The Coca-Cola Company of Ps. 2,437, Ps. 1,482 and Ps. 2,274, for the years ended in 2021, 2020 and 2019, respectively.
(5)	Favorable resolution of Arbitration in Brazil on October 31, 2019, the arbitration tribunal in charge of the arbitration proceeding between Coca-Cola FEMSA and Cervejarias Kaiser Brasil, S.A., a subsidiary of Heineken, N.V. (“Kaiser”), issued an award confirming that the distribution agreement under which Coca-Cola FEMSA distribute Kaiser’s portfolio in the country, including Heineken beer, shall continue in full force and effect through March 19, 2022.

Commitments with related parties

Related Party	Commitment	Conditions
Heineken Group	Supply

Supply of all beer products in Mexico’s OXXO stores. The contract may be renewed for five years or additional periods. At the end of the contract OXXO will not hold an exclusive contract with another supplier of beer for the next 3 years. Commitment term, January 1st, 2010 to June 30, 2020.

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

The aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2021		2020		2019
Short-term employee benefits paid	Ps.	1,934	Ps.	2,112	Ps.	2,163
Postemployment benefits		52		45		48
Termination benefits		36		373		411
Share-based payments		853		575		610

Note 16. Balances and Transactions in Foreign Currencies

Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. For the three years ended on December 31, 2021, 2020 and 2019, the assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets					Liabilities
Balances	Short-Term		Long-Term		Short-Term			Long- Term
As of December 31, 2021
U.S. dollars	Ps.	74,994	Ps.	983	Ps.	6,310	Ps.	125,447
Euros		74		—		355		27,896
Other currencies		46		1,325		557		—
Total	Ps.	75,114	Ps.	2,308	Ps.	7,222	Ps.	153,343
As of December 31, 2020
U.S. dollars	Ps.	69,612	Ps.	1,143	Ps.	5,590	Ps.	122,000
Euros		479		—		458		24,521
Other currencies		46		1,349		21		—
Total	Ps.	70,137	Ps.	2,492	Ps.	6,069	Ps.	146,521

			Other Operating		Purchases
Transactions	Revenues		Revenues		of Raw Materials		Interest Expense		Consulting Fees		Asset Acquisitions		Other
For the year ended
December 31, 2021
U.S. dollars	Ps.	4,261	Ps.	2,107	Ps.	20,009	Ps.	3,466	Ps.	826	Ps.	180	Ps.	2,908
Euros		14		—		81		1,371		16		8		1
Other currencies		7		14		—		—		1		—		64
Total	Ps.	4,282	Ps.	2,121	Ps.	20,090	Ps.	4,837	Ps.	843	Ps.	188	Ps.	2,973
For the year ended
December 31, 2020
U.S. dollars	Ps.	4,213	Ps.	1,478	Ps.	16,398	Ps.	13,660	Ps.	480	Ps.	79	Ps.	2,413
Euros		—		—		35		0		20		—		1
Other currencies		125		52		3		532		3		—		103
Total	Ps.	4,338	Ps.	1,530	Ps.	16,436	Ps.	14,192	Ps.	503	Ps.	79	Ps.	2,517
For the year ended
December 31, 2019
U.S. dollars	Ps.	5,487	Ps.	5,612	Ps.	17,941	Ps.	2,183	Ps.	718	Ps.	3,388	Ps.	4,348
Euros		—		—		538		397		33		5		2
Other currencies		1		982		—		—		2		—		132
Total	Ps.	5,488	Ps.	6,594	Ps.	18,479	Ps.	2,580	Ps.	753	Ps.	3,393	Ps.	4,482

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 8,
	2021	2020	2022
U.S. dollar	20.5835	19.9487	20.0665
Euro	23.2753	24.5213	21.9006

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

Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for Mexico:

	December 31,	December 31,	December 31,
Mexico	2021	2020	2019
Financial:
Discount rate used to calculate the defined benefit obligation	8.00%	7.20%	7.50%
Salary increase	4.50%	4.50%	4.50%
Future pension increases	3.50%	3.50%	3.50%
Healthcare cost increase rate	5.10%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 2009
Disability (2)	IMSS‑97	IMSS‑97	IMSS‑97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:

(1)	EMSSA. Mexican Experience of social security.
(2)	IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)	BMAR. Actuary experience.

In Mexico, the methodology used to determine the discount rate was the Yield or Internal Rate of Return (IRR) which involve a yield curve. In this case, the expected rates for each period were taken from a yield curve of Mexican Federal Government Treasury Bonds (known as CETES in Mexico) because there is no deep market in high-quality corporate obligations in Mexican pesos.

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.

Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and				Post-Retirement
	Retirement		Seniority		Medical
	Plans		Premiums		Services		Total
2022	Ps.	754	Ps.	201	Ps.	22	Ps.	977
2023		317		156		23		497
2024		346		149		25		520
2025		421		140		26		587
2026		419		137		27		583
2027 to 2031		3,039		681		162		3,882

17.2 Balances of the liabilities for employee benefits

	December 31,		December 31,
	2021		2020
Pension and Retirement Plans:
Defined benefit obligation	Ps.	8,015	Ps.	7,679
Pension plan funds at fair value		(2,952)		(2,788)
Net defined benefit liability	Ps.	5,063	Ps.	4,891
Seniority Premiums:
Defined benefit obligation	Ps.	2,108	Ps.	1,763
Seniority premium plan funds at fair value		(133)		(137)
Net defined benefit liability	Ps.	1,975	Ps.	1,626
Postretirement Medical Services:
Defined benefit obligation	Ps.	647	Ps.	812
Medical services funds at fair value		(85)		(76)
Net defined benefit liability	Ps.	562	Ps.	736
Total Employee Benefits	Ps.	7,600	Ps.	7,253

17.3 Trust assets

Trust assets consist of fixed and variable return financial instruments recorded at fair value (Level 1), which are invested as follows:

	December 31,	December 31,
	2021	2020
Fixed return:
Traded securities	17%	27%
Bank instruments	10%	9%
Federal government instruments of the respective countries	35%	29%
Variable return:
Publicly traded shares	38%	35%
	100%	100%

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

The Company’s various pension plans have a technical committee that is responsible for verifying the correct operation of the plan with regard to the payment of benefits, actuarial valuations of the plan, and supervising the trustee. The committee is responsible for determining the investment portfolio and the types of instruments the fund will be invested in. This technical committee is also responsible for verifying the correct operation of the plans in all of the countries in which the Company has these benefits.

The risks related to the Company’s employee benefit plans are primarily attributable to the plan assets. The Company’s plan assets are invested in a diversified portfolio, which considers the term of the plan to invest in assets whose expected return coincides with the estimated future payments.

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

In Mexico, the amounts and types of securities in related parties included in the portfolio fund are as follows:

	December 31,		December 31,
	2021		2020
Debt:
El Puerto de Liverpool, S.A.B. de C.V.	Ps.	30	Ps.	30
Grupo Industrial Bimbo, S.A.B. de C. V.		5		5
BBVA Bancomer, S.A de C.V.		9		10
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.		10		10

Equity:
CEMEX, S.A.B. de C.V.		—		8
Grupo Financiero Banorte, S.A.B. de C.V.		—		8
Alfa, S.A.B. de C.V.		2		3
Grupo Industrial Bimbo, S.A.B. de C. V.		1		—
Grupo Aeroportuario del Suereste, S.A.B. de C.V.		1		2
Others		4		4

For the years ended December 31, 2021, 2020 and 2019, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year. There are no restrictions placed on the trustee’s ability to sell those securities. As of December 31, 2021 and 2020, the plan assets did not include securities of the Company in portfolio funds.

17.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement								AOCI (1)
					Gain or		Net Interest on		Remeasurements
					Loss on		the Net		of the Net
	Current		Past Service		Settlement or		Defined		Defined
December 31, 2021	Service Cost		Cost		Curtailment		Benefit Liability		Benefit Liability
Pension and retirement plans	Ps.	390	Ps.	39	Ps.	(55)	Ps.	319	Ps.	1,757
Seniority premiums		290		1		(3)		114		853
Postretirement medical services		44		2		(24)		52		202
Total	Ps.	724	Ps.	42	Ps.	(82)	Ps.	485	Ps.	2,812
December 31, 2020
Pension and retirement plans	Ps.	372	Ps.	73	Ps.	—	Ps.	305	Ps.	2,024
Seniority premiums		239		—		—		91		483
Postretirement medical services		44		—		—		54		342
Total	Ps.	656	Ps.	73	Ps.	—	Ps.	450	Ps.	2,849

December 31, 2019
Pension and retirement plans	Ps.	279	Ps.	(45)	Ps.	2	Ps.	290	Ps.	1,608
Seniority premiums		139		161		—		57		162
Postretirement medical services		15		—		—		32		396
Total	Ps.	433	Ps.	116	Ps.	2	Ps.	379	Ps.	2,166
(1)Amounts accumulated in other comprehensive income as of the end of the period.

For the years ended December 31, 2021, 2020 and 2019, labor costs of Ps. 766, Ps. 729 and Ps. 549 have been included in the consolidated income statements in costs of goods sold, administrative expenses, and selling expenses.

Remeasurements of the net defined benefit liability recognized in accumulated other comprehensive income are as follows:

	December 31,		December 31,		December 31,
	2021		2020		2019
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	2,099	Ps.	1,624	Ps.	475

Actuarial (gains) arising from exchange rates		11		(6)		(30)
Remeasurements during the year, net of tax		744		312		100
Actuarial losses and (gains) arising from changes in financial assumptions		(776)		139		1,071
Actuarial losses and (gains) arising from changes in demographic assumptions		—		27		—
Effect on settlement		—		3		8
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	2,078	Ps.	2,099	Ps.	1,624

Remeasurements of the net defined benefit liability include the following:

●	The return on plan assets, excluding amounts included in net interest expense.
●	Actuarial gains and losses arising from changes in demographic assumptions.
●	Actuarial gains and losses arising from changes in financial assumptions.

17.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31,		December 31,		December 31,
	2021		2020		2019
Pension and Retirement Plans:
Initial balance	Ps.	7,679	Ps.	7,193	Ps.	6,189
Current service cost		390		372		279
Past service (credit) cost		(3)		73		(45)
Interest expense		527		506		530
Settlement / Curtailment		—		—		2
Remeasurements of the net defined benefit obligation		(42)		326		859
Foreign exchange loss (gain)		28		37		(69)
Benefits paid		(564)		(828)		(582)
Acquisitions		—		—		30
Ending balance	Ps.	8,015	Ps.	7,679	Ps.	7,193
Seniority Premiums:
Initial balance	Ps.	1,763	Ps.	1,237	Ps.	772
Current service cost		290		239		139
Past service cost		836		—		161
Interest expense		124		101		68
Settlement		(839)		13		—
Remeasurements of the net defined benefit obligation		112		309		230
Benefits paid		(178)		(136)		(133)
Ending balance	Ps.	2,108	Ps.	1,763	Ps.	1,237
Postretirement Medical Services:
Initial balance	Ps.	812	Ps.	797	Ps.	418
Current service cost		44		44		15
Past service cost		236		—		—
Interest expense		57		61		38
Curtailment / Settlement		(271)		—		—
Remeasurements of the net defined benefit obligation		(191)		(59)		356
Benefits paid		(40)		(31)		(30)
Ending balance	Ps.	647	Ps.	812	Ps.	797

17.6 Changes in the balance of plan assets

	December 31,		December 31,		December 31,
	2021		2020		2019
Total Plan Assets:
Initial balance	Ps.	3,001	Ps.	2,880	Ps.	2,680
Actual return on trust assets		152		113		174
Foreign exchange loss (gain)		—		3		2
Life annuities		17		5		24
Ending balance	Ps.	3,170	Ps.	3,001	Ps.	2,880

As a result of the Company’s investments in life annuities plans, management does not expect it will need to make material contributions to plan assets to meet its future obligations.

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

The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 1% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and a yield curve projection of long-term Mexican government bonds - CETES:

+1%:	Income Statement						OCI(1)
			Gain or		Effect of Net		Remeasurements
Discount rate used to calculate the defined benefit			Loss on		Interest on the Net		of the Net Defined
obligation and the net interest on the net defined	Current		Settlement or		Defined Benefit		Benefit Liability
benefit liability	Service Cost		Curtailment		Liability (Asset)		(Asset)
Pension and retirement plans	Ps.	394	Ps.	(54)	Ps.	232	Ps.	1,858
Seniority premiums		266		(3)		100		440
Postretirement medical services		39		(19)		41		120
Total	Ps.	699	Ps.	(76)	Ps.	373	Ps.	2,418

Expected salary increase
Pension and retirement plans	Ps.	467	Ps.	(56)	Ps.	362	Ps.	2,039
Seniority premiums		302		(4)		119		682
Postretirement medical services		46		(24)		52		148
Total	Ps.	815	Ps.	(84)	Ps.	533	Ps.	2,869

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	52	Ps.	(26)	Ps.	56	Ps.	149

-1%:
			Gain or		Effect of Net		Remeasurements
Discount rate used to calculate the defined benefit			Loss on		Interest on the Net		of the Net Defined
obligation and the net interest on the net defined	Current		Settlement or		Defined Benefit		Benefit Liability
benefit liability	Service Cost		Curtailment		Liability (Asset)		(Asset)
Pension and retirement plans	Ps.	465	Ps.	(56)	Ps.	384	Ps.	2,086
Seniority premiums		307		(3)		124		660
Postretirement medical services		51		(26)		57		149
Total	Ps.	823	Ps.	(85)	Ps.	565	Ps.	2,895

Expected salary increase
Pension and retirement plans	Ps.	390	Ps.	(54)	Ps.	276	Ps.	1,883
Seniority premiums		267		(3)		102		425
Postretirement medical services		46		(24)		52		148
Total	Ps.	703	Ps.	(81)	Ps.	430	Ps.	2,456

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	39	Ps.	(19)	Ps.	42	Ps.	120
(1)	Amounts accumulated in other comprehensive income as of the end of the period.

17.8 Employee benefits expense

For the years ended December 31, 2021, 2020 and 2019, employee benefits expenses recognized in the consolidated income statements as cost of goods sold, administrative and selling expenses are as follows:

	2021		2020		2019
Wages and salaries	Ps.	70,238	Ps.	68,312	Ps.	64,776
Social security costs		11,737		11,595		11,494
Employee profit sharing		2,035		1,112		1,205
Post-employment benefits		1,176		1,002		795
Share-based payments		854		575		200
Termination benefits		259		201		169
	Ps.	86,299	Ps.	82,797	Ps.	78,639

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

The plan is managed by FEMSA’s chief executive officer (“CEO”), with the support of the board of directors, together with the CEO of the respective sub-holding company. FEMSA’s Board of Directors is responsible for approving the plan’s structure, and the annual amount of the bonus. Each year, FEMSA’s CEO in conjunction with the Evaluation and Compensation Committee of the board of directors and the CEO of the respective sub-holding company determines the employees eligible to participate in the plan and the bonus formula to determine the number of shares to be received. Until 2015 the shares were vested ratably over a six years period, beginning with January 1, 2016 onwards they ratably vest over a four year period, with retrospective effects, on existing grants recognized in 2016. FEMSA accounts for its share-based payment bonus plan as an equity-settled share-based payment transaction as it will ultimately settle its obligations with its employees by issuing its own shares or those of its subsidiary Coca-Cola FEMSA.

The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust to conduct the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, on the line issuance (purchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, such employee would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2021, 2020 and 2019, the compensation expense recorded in the consolidated income statement amounted to Ps. 853, Ps. 575 and Ps. 610, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on shares held by the trust are charged to retained earnings.

As of December 31, 2021 and 2020, the changes in the number of shares held by the trust associated with the Company’s share-based payment plans are as follows:

	Number of Shares
	FEMSA UBD		KOF UBL
	2021	2020	2021	2020
Beginning balance	3,414,900	2,249,665	1,360,158	752,847
Shares acquired by the administrative trust to employees	2,221,136	2,445,983	921,125	985,535
Shares released from administrative trust to employees upon vesting	(1,963,450)	(1,280,748)	(580,209)	(378,224)
Ending balance	3,672,586	3,414,900	1,701,074	1,360,158

The fair value of the shares held by the trust as of the end of December 31, 2021 and 2020 was Ps. 706 and Ps. 638, respectively, based on quoted market prices of those dates.

Note 19. Bank Loans and Notes Payable

		On December 31, (1)
													Carrying		Fair		Carrying
											2027		Value at		Value at		Value at
											and		December		December		December
(in millions of Mexican pesos)	2022		2023		2024		2025		2026		Thereafter		31, 2021		31, 2021		31, 2020(1)
Short-term debt:
Fixed-rate debt:
Colombian pesos
Bank loans	Ps.	311	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	311	Ps.	311	Ps.	168
Interest rate		2.5%		—		—		—		—		—		2.5%		—		2.1%
Argentine pesos
Bank loans		461		—		—		—		—		—		461		461		711
Interest rate		41.0%		—		—		—		—		—		41.0%		—		44.7%
Chilean pesos
Bank loans		261		—		—		—		—		—		261		261		1,027
Interest rate		0.7%		—		—		—		—		—		0.7%		—		1.9%
U.S. dollars
Bank loans		—		—		—		—		—		—		—		—		1,150
Interest rate		—%		—		—		—		—		—		—%		—		2.0%
Uruguayan pesos
Bank loans		184		—		—		—		—		—		184		184		498
Interest rate		6.0%		—		—		—		—		—		6.0%		—		15.1%
Guatemalan quetzal
Bank loans		26		—		—		—		—		—		26		26		63
Interest rate		6.3%		—		—		—		—		—		6.3%		—		6.3%
Variable-rate debt:
Mexican pesos
Bank loans		760		—		—		—		—		—		760		760		360
Interest rate		5.9%		—		—		—		—		—		5.9%		—		5.2%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		492
Interest rate		—%		—		—		—		—		—		—%		—		3.0%
Total short-term debt	Ps.	2,003	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,003	Ps.	2,003	Ps.	4,469
(1)	All interest rates shown in this table are weighted average contractual annual rates.

		On December 31, (1)
													Carrying		Fair		Carrying
											2027		Value at		Value at		Value at
											and		December		December		December
(in millions of Mexican pesos)	2022		2023		2024		2025		2026		Thereafter		31, 2021		31, 2021		31, 2020(1)
Long-term debt:
Fixed-rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	27,646	Ps.	27,646	Ps.	27,321	Ps.	24,469
Interest rate		—		—		—		—		—		0.7%		0.7%		—		1.7%
U.S. dollars
Yankee bond		—		—		—		—		—		52,255		52,255		56,147		50,597
Interest rate		—		—		—		—		—		3.1%		3.1%		—		3.1%
Bank of NY (FEMSA USD 2023)		—		6,170		—		—		—		—		6,170		6,323		5,975
Interest rate (1)		—		2.9%		—		—		—		—		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		14,262		14,262		16,991		13,805
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		51,174		51,174		53,707		49,549
Interest rate (1)		—		—		—		—		—		3.5%		3.5%		—		3.5%
Bank loans		—		—		2,352		—		—		—		2,352		2,352		2,293
Interest rate		—		—		3.6%		—		—		—		3.6%		—		3.7%
Mexican pesos
Domestic senior notes		—		7,498		—		—		—		18,449		25,947		24,722		21,483
Interest rate		—		5.5%		—		—		—		7.6%		7.0%		—		7.0%
Bank loans		82		75		68		65		15		—		305		305		165
Interest rate		6.5%		6.1%		5.6%		5.3%		1.1%		—		5.7%		—		9.3%
Brazilian reais
Bank loans		48		28		18		—		—		—		94		94		157
Interest rate		6.0%		6.4%		6.6%		—		—		—		6.2%		—		6.1%
Chilean pesos
Bank loans		—		338		—		—		—		—		338		338		15
Interest rate		—		1.2%		—		—		—		—		1.2%		—		3.2%
Uruguayan pesos
Bank loans		256		930		—		—		—		—		1,186		1,186		1,031
Interest rate		8.0%		6.3%		—		—		—		—		6.7%		—		10.8%
Subtotal	Ps.	386	Ps.	15,039	Ps.	2,438	Ps.	65	Ps.	15	Ps.	163,786	Ps.	181,729	Ps.	189,486	Ps.	169,539
(2)	All interest rates shown in this table are weighted average contractual annual rates.

		On December 31, (1)
													Carrying		Fair		Carrying
											2027		Value at		Value at		Value at
(in millions											and		December		December		December
of Mexican pesos)	2022		2023		2024		2025		2026		Thereafter		31, 2021		31, 2021		31, 2020(1)
Variable-rate debt:
Mexican pesos
Domestic senior notes	Ps.	1,499	Ps.	—	Ps.	—	Ps.	1,726	Ps.	2,425	Ps.	—	Ps.	5,650	Ps.	5,540	Ps.	3,181
Interest rate (1)		5.5%		—		—		5.3		5.3%		—		5.4%		—		4.6%
Bank Loans		170		72		48		29		11		—		330		330		9,771
Interest rate (1)		6.2%		6.6%		6.9%		6.9%		6.8%		—		6.5%		—		8.4%
Brazilian reais
Bank loans		5		—		—		—		—		—		5		5		47
Interest rate		9.0%		—		—		—%		—		—		9.0%		—		8.1%
Colombian pesos
Bank loans		10		—		—		—		—		—		10		10		25
Interest rate		4.5%		—		—		—		—		—		4.5%		—		4.4%
Chilean pesos
Bank loans		567		291		—		—		—		—		858		858		1,633
Interest rate		1.8%		1.8%		—		—		—		—		1.8%		—		3.5%
Subtotal	Ps.	2,251	Ps.	363	Ps.	48	Ps.	1,755	Ps.	2,436	Ps.	—	Ps.	6,853	Ps.	6,743	Ps.	14,657
Total long-term debt	Ps.	2,637	Ps.	15,402	Ps.	2,486	Ps.	1,820	Ps.	2,451	Ps.	163,786	Ps.	188,582	Ps.	196,229	Ps.	184,196
Current portion of long-term debt														(2,637)				(4,332)
													Ps.	185,945			Ps.	179,864
(1)	All interest rates shown in this table are weighted average contractual annual rates.

											2027 and	Total		Total
Hedging Derivative Financial Instruments (1)	2022		2023		2024		2025		2026		Thereafter	2021		2020
	(notional amounts in millions of Mexican pesos)														`
Cross-currency swaps:
U.S. dollars to Mexican pesos
Fixed to a variable (3)	Ps.	—	Ps.	11,403	Ps.	—	Ps.	—	Ps.	—	—	Ps.	11,403	Ps.	20,979
Interest pay rate		—		7.0%		—		—		—	—		7.0%		7.5%
Interest receive rate		—		4.0%		—		—		—	—		4.0%		3.9%
Fixed to fixed		—		3,120		—		10,000		—	11,115		24,235		23,835
Interest pay rate		—		7.2%		—		8.2%		—	8.9%		8.4%		8.1%
Interest receive rate		—		3.1%		—		3.5%		—	3.6%		3.5%		3.3%
Fixed to fixed (2)
Interest pay rate		—		—		—		—		—	9.4%		9.4%		8.8%
Interest receive rate		—		—		—		—		—	4.4%		4.4%		4.2%
U.S. dollars to Euro
Fixed to fixed		—		—		—		—		—	15,078		15,078		—
Interest pay rate		—		—		—		—		—	1.9%		1.9%		—%
Interest receive rate		—		—		—		—		—	3.5%		3.5%		—%
U.S. dollars to Brazilian reais
Fixed to variable		—		—		—		—		5,146	—		5,146		—
Interest pay rate		—		—		—		—		9.9%	—		9.9%		—%
Interest receive rate		—		—		—		—		2.1%	—		2.1%		—%
Fixed to fixed		—		9,880		—		—		—	—		9,880		—
Interest pay rate		—		9.5%		—		—		—	—		9.5%		—%
Interest receive rate		—		3.9%		—		—		—	—		3.9%		—%
Colombian pesos
Fixed to fixed		—		—		—		—		—	—		—		404
Interest pay rate		—		—		—		—		—	—		—%		5.0%
Interest receive rate		—		—		—		—		—	—		—%		2.4%
Interest rate swaps:
Fixed to variable rate:		—		—		—		—		—	6,175		6,175		—
Interest pay rate		—		—		—		—		—	0.4%		0.4%		—%
Interest receive rate		—		—		—		—		—	1.9%		1.9%		—%
Variable to a fixed rate:		131		726		2,367		—		—	—		3,225		4,716
Interest pay rate		6.6%		5.8%		3.6%		—		—	—		4.2%		5.0%
Interest receive rate		2.4%		1.8%		1.9%		—		—	—		1.9%		2.9%
Variable to fixed rate (3):
Interest pay rate		—		7.2%		—		—		—	—		7.2%		7.2%
Interest receive rate		—		7.0%		—		—		—	—		7.0%		5.7%
(1)	All interest rates shown in this table are weighted average contractual annual rates.

(2)	Cross Currency swaps which covers U.S. dollars to Mexican pesos with a notional of Ps.8,869, that have a starting date in 2023; receiving a fixed rate of 4.4% and pay a fixed rate of 9.4%.

(3)	Interest rate swaps with a notional amount of Ps. 11,403 that receive a variable rate of 7.0% and pay a fixed rate of 7.2%; joined with a cross-currency swap, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 7.0%.

For the years ended December 31, 2021, 2020 and 2019, the interest expense is comprised as follows:

	2021		2020		2019
Interest on debts and borrowings	Ps.	9,356	Ps.	10,789	Ps.	6,434
Finance charges for employee benefits, net		476		456		382
Derivative instruments		1,970		1,428		2,300
Finance operating charges		18		(231)		243
Finance charges payable for leases		5,118		5,074		4,774
	Ps.	16,938	Ps.	17,516	Ps.	14,133

On March 14, 2016, the Company issued long-term debt on the Irish Stock Exchange (“ISE”) in the amount of €.1,000 million, which was made up of senior notes with a maturity of 7 years, a fixed interest rate of 1.75%, and a spread of 155 basis points over the relevant benchmark mid-swap, for a total yield of 1.824%. The Company designated this non-derivative financial liability as a hedge on the net investment in Heineken. These senior notes were prepaid in May 2021, with a settlement price of €. 1,042 million, which includes accrued expenses. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the income statement. As a result of this transaction, the net investment hedge was discontinued without any effects in the income statement. For the year ended December 31, 2021, up to the prepayment date, a foreign exchange gain, net of tax, has been recognized as part of the exchange differences on translation of foreign operations within the cumulative other comprehensive income of Ps. 232. The foreign exchange effects accumulated up to the prepayment date of the senior notes will be recognized in the income statement with the corresponding currency translation effect when a partial or total disposal of Heineken shares occurs.

On January 16, 2020, the Company issued U.S. $1,500 million 3.500% Senior Unsecured Notes at an annual rate of 130 basis points over the relevant benchmark. In addition, on February 12, 2020, the Company placed a re-tap to its US-denominated SEC-registered Senior Unsecured Notes due 2050 and issued U.S. $300 million 3.500% at an annual rate of 137.5 basis points over the relevant benchmark, raising the total outstanding balance to U.S. $1,800 million with an implied yield to maturity of 3.577%. In June 2020, the Company issued U.S. $700 million 3.500% Senior Unsecured Notes due 2050 with an implicit weighted performance of 3.358%. The Company has designated a portion of these non-derivative financial liabilities as a hedge on the net investment. For the year ended December 31, 2021, a foreign exchange loss, net of tax, has been recognized as part of the income on hedge of net investments in foreign operations within the cumulative other comprehensive income of Ps. 722.

In April 2021, the Company issued €. 500 and €. 700 million in debt certificates at a fixed rate of 1.0%, maturing in 2033 and 0.5% maturing in 2028, respectively. On May 21, 2021, this non-derivative financial liability was designated as a hedge on the net investment in Heineken. Since the hedge-designation date up to December 31, 2021, a foreign exchange gain, net of tax, has been recognized as part of the income on the hedge of net investments in foreign operations within the cumulative other comprehensive income of Ps. 840.

In March 2020, we entered into certain short-term bank loans in Mexican pesos for an aggregate principal amount of Ps.15,000 million.

Coca-Cola FEMSA has the following bonds:

a)	registered with the Mexican stock exchange:

i)     Ps. 7,500 (nominal value), maturing in 2023 and a fixed interest rate of 5.46%; ii) Ps. 1,500 (nominal value) maturing in 2022 and with a floating interest rate of TIIE + 0.25; iii) Ps. 8,500 (nominal value) with a maturity in 2027 and a fixed interest rate of 7.87%; iv) Ps. 3,000 (nominal value) with a maturity date in 2028 and a fixed interest rate of 7.35%; v) Ps. 1,727 (nominal value) with a maturity date in 2025 and a floating interest rate of TIIE + 0.08%; vi) Ps. 6,965 (nominal value) with a maturity date in 2028 and a fixed interest rate of 7.36%; vii) Ps. 2,435 (nominal value) with a maturity date in 2026 and a floating interest rate of TIIE + 0.05%.

b)	registered with the SEC:

i)     Senior notes of U.S. $ 1,250 with a fixed interest rate of 2.75% and maturity on January 22, 2030; ii) Senior notes of U.S. $ 600 with a fixed interest rate of 5.25% and maturity on November 26, 2043, and iii) Senior notes of $ 705 with interest at a fixed rate of 1.85% and maturity on September 1, 2032.

The mentioned senior notes are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (“Guarantors”).

In 2019 Coca-Cola FEMSA celebrated bank loans in Mexico for an amount of Ps. 9,400 at an interest rate of 8.39% and 7.91%, such loans were used to settled bank loans denominated in USD and for general corporate purposes. Additionally, the Company obtained during 2019 bank loans in Uruguay, Colombia and Argentina for an amount of Ps. 1,670.

During 2020, Coca-Cola FEMSA obtained (and paid off) bank loans to build liquidity in light of the recent COVID-19 pandemic: in Mexico for an amount of Ps. 15,650 at a weighted interest rate of 6.04%, in Argentina and Colombia for an amount of Ps. 1,184. Similarly, on January 22, 2020, Coca-Cola FEMSA prepaid senior notes during the same year in Mexico of US. $ 900, and on February 18, 2020, Coca-Cola FEMSA paid the total balance of its senior notes in of US. $ 500.

In addition, Coca-Cola FEMSA celebrated bank loans in Argentine and Uruguayan peso with some banks for Ps. 711 and Ps. 759, respectively.

During the third quarter of 2021, Coca-Cola FEMSA: i) issued the first bonds linked to the sustainability of the Mexican market for a total of Ps. 9,400 in the modality of communicating vessels with maturities in 2026 and 2028 and with those resources ii) prepaid bilateral loans denominated in Mexican pesos of: i) Ps. 3,760 with a maturity date of February 2025 and ii) Ps. 5,640 with an expiration date of August 2026. The bond’s interest rate depends on us achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, the interest rate on the bonds will increase by 25 basis points.

The Company has financing from different institutions under agreements that stipulate different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company complied with all restrictions and covenants contained in its financing agreements.

19.1 Reconciliation of liabilities arising from financing activities

	Carrying												Carrying
	Value at												Value at
	January												December 31,
	1, 2021		Cash Flows		Non-cash effects								2021
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	19,430	Ps.	(11,015)	Ps.	—	Ps.	—	Ps.	(939)	Ps.	104	Ps.	7,580
Notes payable		169,235		12,156		—		—		1,614		—		183,005
Total liabilities from financing activities		188,665		1,141		—		—		675		104		190,585
Financial leases		58,308		(12,325)		1,540		7,871		(798)		7,759		62,355
Total financing activities	Ps.	246,973	Ps.	(11,184)	Ps.	1,540	Ps.	7,871	Ps.	(123)	Ps.	7,863	Ps.	252,940

(1) Includes mainly remeasurements of leases, and amortization of transaction costs.

	Carrying												Carrying
	Value at												Value at
	January												December
	1, 2020		Cash Flows		Non-cash effects								31, 2020
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	20,807	Ps.	(1,286)	Ps.	—	Ps.	—	Ps.	221	Ps.	(312)	Ps.	19,430
Notes payable		97,144		67,379		—		—		4,813		(101)		169,235
Total liabilities from financing activities		117,951		66,093		—		—		5,034		(413)		188,665
Financial leases		54,679		(9,810)		1,765		7,982		(584)		4,276		58,308
Total liabilities from financing activities		172,630	Ps.	56,283	Ps.	1,765	Ps.	7,982	Ps.	4,450	Ps.	3,863	Ps.	246,973
(1)Includes mainly remeasurements of leases, and amortization of transaction costs.

	Carrying												Carrying
	Value at												Value at
	January												December
	1, 2019		Cash Flows		Non-cash effects								31, 2019
									Foreign
					Acquisition		New leases		Exchange		Others
									Income
									(Loss)
Bank loans	Ps.	22,944	Ps.	(2,999)	Ps.	1,917	Ps.	—	Ps.	(397)	Ps.	(658)	Ps.	20,807
Notes payable		105,720		(5,022)		—		—		(1,244)		(2,310)		97,144
Total liabilities from financing activities		128,664		(8,021)		1,917		—		(1,641)		(2,968)		117,951
Lease liabilities		50,220		(8,848)		2,187		7,490		(10)		3,640		54,679
Total liabilities from financing activities		178,884		(16,869)		4,104		7,490		(1,651)		672		172,630

Note 20. Other Income and Expenses

	2021		2020		2019
Gain on sale of other assets	Ps.	968	Ps.	—	Ps.	—
Gain on sale of long-lived assets		208		130		—
Sale of waste material		25		20		21
Insurance rebates		71		35		—
Foreign exchange gain		—		112		26
Other investment in shares (5)		3,245		2,011		—
Recycling of cumulative gain on sale of joint venture		—		212		—
Recoveries of prior years(1)		881		594		896
Others		489		229		70
Other income	Ps.	5,887	Ps.	3,343	Ps.	1,013
Contingencies associated with prior acquisitions or disposals	Ps.	—	Ps.	—	Ps.	149
Loss on sale of property, plant and equipment		—		—		67
Recoveries of prior years		41		—		44
Impairment of long-lived assets (2)		1,427		5,102		1,018
Loss in write-off of intangible assets		—		375		—
Disposal of long-lived assets (3)		579		915		861
Contingencies		187		804		589
Severance payments (4)		305		465		1,207
Donations		433		605		489
Legal fees and other expenses from past acquisitions		127		—		17
Foreign exchange loss		86		—		—
Items without tax requirements		172		—		—
Effect of taxes paid on previous years (6)		—		3,253		—
Other		370		862		464
Other expenses	Ps.	3,727	Ps.	12,381	Ps.	4,905
(1)	Following a favorable decision from Brazilian tax authorities received during 2020 and 2019, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and a positive effect on the operating revenues and other income captions of the condensed consolidated income statements. See Note 25.1.1.
(2)	Includes impairment loss related to Corporación Grupo FYBECA S.A. (FEMSA Comercio-Health Division) and Campo Verde (Coca-Cola FEMSA), for an amount of Ps. 1,170 and Ps. 256, respectively in 2021. Likewise, includes impairment loss related to Compañía Panameña de Bebibas, S.A.P.I. de C.V., for an amount of Ps. 1,463 and Ps. 948 million in 2020 and 2019, respectively. Additionally, includes impairment loss related to Leao Alimentos e Bebidas, L.T.D.A., for an amount of Ps. 1,038 million in 2020. (see Note 10). Also, includes impairment loss related to Specialty’s, and Doña Tota in 2020 for an amount of Ps. 2,021 and Ps. 576, respectively. The impairment losses in 2020 were mainly driven by mobility restrictions that impacted customer behavior and the economic crisis generated by the COVID-19 pandemic.
(3)	Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(4)	During 2019, the Company incurred restructuring costs related to some of its operations as part of an efficiency program.
(5)	During 2021 and 2020, the Company received a dividend income related to its investment in Jetro Restaurant Depot.
(6)	Interest and penalties associated with taxes paid from previous years.

Note 21. Financial Instruments

Fair Value of Financial Instruments

The Company’s financial assets and liabilities that are measured at fair value are based on level 1 and 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2021, and 2020:

	December 31, 2021		December 31, 2020
	Level 1	Level 2	Level 1	Level 2
Financial instrument (current asset)	764	865	488	85
Financial instrument (non-current asset)	3,170	39,152	3,002	31,069
Financial instrument (current liability)	35	103	83	1,045
Financial instrument (non-current liability)	—	1,635	—	3,743

21.1 Total debt

The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for the debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2021 and 2020, which is considered to be level 1 in the fair value hierarchy.

	2021		2020
Carrying value	Ps.	190,585	Ps.	188,665
Fair value		198,232		208,134

21.2 Interest rate swaps

The Company uses interest rate swaps to offset the interest rate risk associated with its borrowings, under which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value. The fair value is estimated using formal technical models. The valuation method involves discounting to present value the expected cash flows of interest, calculated from the rate curve of the cash flow currency, and expresses the net result in the reporting currency. Changes in fair value are recorded in cumulative other comprehensive income, net of taxes until the hedged amount is recorded in the consolidated income statements.

On December 31, 2021, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2021	December 31, 2021
2022	Ps.	131	Ps. (1)	Ps.	—
2023		12,129	—		177
2024		2,367	(39)		—
2032		6,175	—		170

On December 31, 2020, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2020	December 31, 2020
2021	Ps.	449	Ps. (6)	Ps.	—
2022		458	(16)		—
2023		12,918	(492)		—
2024		2,294	(126)		—

The net effect of expired contracts treated as hedges is recognized as interest expense within the consolidated income statements.

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

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. The price agreed in the instrument is compared to the current price of the market forward currency and is discounted to the present value of the rate curve of the relevant currency. Changes in the fair value of these forwards are recorded as part of cumulative other comprehensive income, net of taxes. Net gain/loss on expired contracts is recognized as part of the cost of goods sold when the raw material is included in sale transactions, and as a part of foreign exchange when the inflow in euros is received.

On December 31, 2021, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2021		December 31, 2021
2022	Ps.	6,384	Ps.	(104)	Ps.	78
2023		23		(2)		—
2024		2		—		—

On December 31, 2020, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2020		December 31, 2020
2021	Ps.	9,042	Ps.	(1,040)	Ps.	4
2022		66		(41)		—
2023		23		(2)		—
2024		2		—		—

21.4 Cross-currency swaps

The Company has contracted for several cross-currency swaps to reduce the risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. Cross-currency swaps contracts are designated as hedging instruments through which the Company changes the debt profile to its functional currency to reduce exchange exposure.

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

On December 31, 2021, the Company had the following outstanding cross–currency swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2021		December 31, 2021
2022	Ps.	4,872	Ps.	—	Ps.	982
2023		24,403		—		12,379
2024		1,400		—		438
2025		10,667		(1,564)		154
2026		6,348		(1)		220
2027		7,204		—		366
2029		16,389		(21)		655
2030		3,911		(8)		404
2043		8,869		—		1,553

On December 31, 2020, the Company had the following outstanding cross–currency swap agreements:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2020	December 31, 2020
2021	Ps.	4,575	Ps. (5)	Ps.	169
2022		376	—		23
2023		24,103	—		10,808
2024		1,577	(9)		264
2025		10,750	(2,481)		—
2027		6,982	(464)		80
2029		1,519	—		122
2030		3,790	(107)		192
2043		8,869	—		2,706

21.5 Commodity price contracts

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

The fair value of expired commodity price contracts was recorded in the cost of goods sold where the hedged item was recorded also in the cost of goods sold.

On December 31, 2021, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2021	December 31, 2021
2022	Ps.	2,020	Ps. (7)	Ps.	502
2023		769	—		195

On December 31, 2020, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2020		December 31, 2020
2021	Ps.	1,260	Ps.	(18)	Ps.	275
2022		366		—		70

On December 31, 2021, Coca-Cola FEMSA had the following aluminum price contracts:

			Fair Value Asset
	Notional		December 31,
Maturity Date	Amount		2021
2022	Ps.	102	Ps.	62

On December 31, 2020, Coca-Cola FEMSA had the following aluminum price contracts:

			Fair Value Asset
	Notional		December 31,
Maturity Date	Amount		2020
2021	Ps.	695	Ps.	125
2022		99		17

On December 31, 2021, Coca-Cola FEMSA had the following PX+MEG (resine) contracts:

			Fair Value Liability		Fair Value Asset
	Notional		December 31,		December 31,
Maturity Date	Amount		2021		2021
2022	Ps.	470	Ps.	(28)	Ps.	5

On December 31, 2020, Coca-Cola FEMSA had the following PX+MEG (resine) contracts:

			Fair Value Liability
	Notional		December 31,
Maturity Date	Amount		2020
2021	Ps.	729	Ps.	(65)

21.6 Disposal of Estrella Azul

On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the company agreed with the buyer that we could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business (level 3 inputs) and calculated their net present value. As of December 31, 2021 and 2020, the financial assets recognized in the consolidated statement of financial position have a total value of Ps. 5 and Ps. 8, respectively.

21.7 Net effects of expired contracts that met hedging criteria

	Impact in Consolidated
	Income Statement	2021		2020		2019
Cross-currency swaps (1)	Interest expense	Ps.	—	Ps.	(109)	Ps.	199
Cross-currency swaps (1)	Foreign exchange		—		1,212		480
Interest rate swaps	Interest expense		—		(163)		515
Forward agreements to purchase foreign currency	Foreign exchange		41		(167)		(116)
Commodity price contracts	Cost of goods sold		1,245		(129)		(391)
Options to purchase foreign currency	Cost of goods sold		—		8		(63)
Forward agreements to purchase foreign currency	Cost of goods sold		(788)		839		(163)
Treasury locks	Interest expense		—		153		—
(1)	This amount corresponds to the settlement of cross-currency swaps portfolio in Brazil presented as part of the other financial activities.

21.8 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

	Impact in Consolidated
Derivative	Income Statement	2021		2020		2019
Embedded derivatives	Market value gain on financial statements	Ps.	—	Ps.	—	Ps.	4
Cross-currency swaps	Market value gain (loss) on financial statements		80		(212)		(293)

21.9 Net effect of expired contracts that did not meet the criteria for hedge accounting purposes

	Impact in Consolidated
Type of Derivatives	Income Statement	2021		2020		2019
Cross-currency swaps	Market value loss on financial instruments	Ps.	—	Ps.	(212)	Ps.	(293)
Embedded derivatives	Market value gain on financial instruments		—		—		4

21.10 Risk management

The Company has exposure to the following financial risks:

●	Market risk;
●	Interest rate risk;

●	Liquidity risk; and
●	Credit risk.

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

In these hedging relationships, the main sources of inefficiency are:

●	The effect of the credit risk of the counterparty and the Company on the fair value of foreign currency forward contracts; and
●	Changes in the periods covered.

21.10.1 Market risk

Market risk is the risk that the fair value or the future cash flow of a financial instrument will fluctuate because of changes in market prices. Market prices include currency risk and commodity price risk.

The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and commodity prices. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, and commodity prices risk including:

●	Forward agreements to purchase foreign currency to reduce its exposure to the risk of exchange rate fluctuations.
●	Cross-currency swaps to reduce its exposure to the risk of exchange rate fluctuations.
●	Commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw materials.

The Company tracks the fair value (mark to market) of its derivative financial instruments and its possible changes using scenario analyses.

The following disclosures provide a sensitivity analysis of the market risks management considered to be reasonably possible at the end of the reporting period based on a stress test of the exchange rates according to an annualized volatility estimated with historic prices obtained for the underlying asset over a period, in the cases of derivative financial instruments related to foreign currency risk, which the Company is exposed to as it relates to in its existing hedging strategy:

	Change in
Foreign Currency Risk	Exchange Rate	Effect on Equity
2021
FEMSA (1)	+11% MXN/USD	Ps.	4
	‑11% MXN/USD		(4)
	+16% BRL/USD		37
	‑16% BRL/USD		(37)
Coca-Cola FEMSA	+11% MXN/USD		298
	‑11% MXN/USD		(298)
	+16% BRL/USD		284
	‑16% BRL/USD		(284)
	+4% UYU/USD		7
	‑4% UYU/USD		(7)
	+11% COP/USD		81
	‑11% COP/USD		(81)
	+1% ARS/USD		3
	‑1% ARS/USD		(3)
	+3% CRC/USD		10
	‑3% CRC/USD		(10)

2020
FEMSA (1)	+19% MXN/USD	Ps.	327
	‑19% MXN/USD		(327)
	+21% BRL/USD		240
	‑21% BRL/USD		(240)
Coca-Cola FEMSA	+19% MXN/USD		884
	‑19% MXN/USD		(884)
	+21% BRL/USD		357
	‑21% BRL/USD		(357)
	+9% UYU/USD		21
	‑9% UYU/USD		(21)
	+16% COP/USD		142
	‑16% COP/USD		(142)
	+2% ARS/USD		2
	‑2% ARS/USD		(2)

2019
FEMSA (1)	+9% MXN/EUR	Ps.	57
	‑9% MXN/EUR		(57)
Coca-Cola FEMSA	+13% BRL/USD		202
	‑13% BRL/USD		(202)
	+9% MXN/USD		739
	‑9% MXN/USD		(739)
	+13% BRL/USD		155
	‑13% BRL/USD		(155)
	+5% UYU/USD		23
	‑5% UYU/USD		(23)
	+10% COP/USD		54
	‑10% COP/USD		(54)
	+25% ARS/USD		88
	‑25% ARS/USD		(88)
(1)	Does not include Coca-Cola FEMSA.

	Change in
Cross Currency Swaps (1) (2)	Exchange Rate	Effect on Equity		Effect on Profit or Loss
2021
FEMSA (3)	+13% CLP/USD	Ps.	—	Ps.	552
	‑13% CLP/USD		—		(552)
	+11% MXN/USD		—		3,404
	‑11% MXN/USD		—		(3,404)
	+11% COP/USD		—		235
	‑11% COP/USD		—		(235)
	+15% MXN/BRL		—		123
	‑15% MXN/BRL		—		(123)
	+6% EUR/USD		—		1,049
	‑6% EUR/USD		—		(1,049)
Coca-Cola FEMSA	+11% MXN/USD		1,645		—
	‑11% MXN/USD		(1,645)		—
	+16% BRL/USD		2,300		—
	‑16% BRL/USD		(2,300)		—

2020
FEMSA (3)	+13% CLP/USD	Ps.	—	Ps.	717
	‑13% CLP/USD		—		(717)
	+19% MXN/USD		—		6,381
	‑19% MXN/USD		—		(6,381)
	+16% COP/USD		—		426
	‑16% COP/USD		—		(426)
	+19% MXN/BRL		—		238
	‑19% MXN/BRL		—		(238)
Coca-Cola FEMSA	+19% MXN/USD		5,507		—
	‑19% MXN/USD		(5,507)		—
	+21% BRL/USD		2,161		—
	‑21% BRL/USD		(2,161)		—

2019
FEMSA (3)	+11% CLP/USD	Ps.	—	Ps.	546
	‑11% CLP/USD		—		(546)
	+9% MXN/USD		—		1,805
	‑9% MXN/USD		—		(1,805)
	+10% COP/USD		—		286
	‑10% COP/USD		—		(286)
	+13% MXN/BRL		—		177
	‑13% MXN/BRL		—		(177)
Coca-Cola FEMSA	+9% MXN/USD		2,315		—
	‑9% MXN/USD		(2,315)		—
	+13% BRL/USD		645		—
	‑13% BRL/USD		(645)		—
(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(3)	Does not include Coca-Cola FEMSA.

	Change in
Net Cash in Foreign Currency (1)	Exchange Rate	Effect on Profit or Loss
2021
FEMSA (2)	+10% EUR/ +11% USD	Ps.	4,931
	‑10% EUR/ -11% USD		(4,931)
Coca-Cola FEMSA	+11% USD		3,200
	‑11% USD		(3,200)

2020
FEMSA (2)	+18% EUR/ +19 % USD	Ps.	8,827
	‑18% EUR/ -19 % USD		(8,827)
Coca-Cola FEMSA	+18% USD		5,755
	‑18% USD		(5,755)

2019
FEMSA (2)	+9% EUR/ +9 % USD	Ps.	3,833
	‑9% EUR/ -9 % USD		(3,833)
Coca-Cola FEMSA	+8% USD		940
	‑8% USD		(940)
(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

	Change in
Commodity Price Contracts (1)	U.S.$ Rate	Effect on Equity
2021
Coca-Cola FEMSA	Sugar -28%	Ps.	(714)
	Aluminum -24%	Ps.	(39)

2020
Coca-Cola FEMSA	Sugar - 32%	Ps.	(515)
	Aluminum - 16%	Ps.	(289)

2019
Coca-Cola FEMSA	Sugar - 24%	Ps.	(255)
	Aluminum - 15%	Ps.	(1,164)
(1)	Effects on commodity price contracts are only in Coca-Cola FEMSA.

21.10.2 Interest rate risk

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

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

	Change in
Interest Rate Swap (1)	Bps.	Effect on Equity
2021
FEMSA (2)	(100 Bps.)	Ps.	(212)

2020
FEMSA (2)	(100 Bps.)	Ps.	(354)

2019
FEMSA (2)	(100 Bps.)	Ps.	(432)
Coca-Cola FEMSA	(100 Bps.)		(37)
(1)	The sensitivity analysis effects include all subsidiaries of the Company.
(2)	Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2021		2020		2019
Change in interest rate		+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	(627)	Ps.	(110)	Ps.	(50)

21.10.3 Liquidity risk

Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2021 and 2020, 47.4% and 50.2%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements (e.g., acquisitions, investments or capital expenditures) when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of more favorable terms of its financing market conditions. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.

The Company’s principal source of liquidity has generally been cash generated from its operations. The Company has traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and FEMSA Comercio – Proximity, FEMSA Comercio – Health and FEMSA Comercio – Fuel Divisions are on a cash or short-term credit basis, and FEMSA Comercio’s OXXO stores can finance a significant portion of their initial and ongoing inventories with supplier credit. The Company’s principal use of cash has generally been for capital expenditure programs, acquisitions, debt repayment and dividend payments.

Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity requirements. The Company manages liquidity risk by maintaining adequate cash reserves and continuously monitoring the forecast and actual cash flows, and with a low concentration of maturities per year.

The Company has access to credit from national and international banking institutions to meet treasury needs. The Company has the highest rating for Mexican companies (AAA) given by independent rating agencies, allowing the Company to evaluate capital markets in case it needs resources.

As part of the Company’s financing policy, management expects to continue financing its liquidity needs with cash from operations. Nonetheless, as a result of regulations in certain countries in which the Company operates, it may not be beneficially practicable to remit cash generated in local operations to fund cash requirements in other countries. If cash from operations in these countries is not sufficient to fund future working capital requirements and capital expenditures, management may decide, or be required, to fund cash requirements in these countries through local borrowings rather than remitting funds from another country. In the future the Company’s management may finance its working capital and capital expenditure needs with short-term or other borrowings.

The Company’s management continuously evaluates opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.

The Company’s sub-holding companies generally incur short-term indebtedness if they are temporarily unable to finance operations or meet any capital requirements with cash from operations. A significant decline in the business of any of the Company’s sub-holding companies may affect the sub-holding company’s ability to fund its capital requirements. A significant and prolonged deterioration in the economies in which we operate or in the Company’s businesses may affect the Company’s ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to the Company’s management.

The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2021, see Note 19. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.

The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2021. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest and excluding IFRS 16 lease liabilities) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing on December 31, 2021.

											2027 and
	2022		2023		2024		2025		2026		thereafter
Non-derivative financial liabilities:
Notes and bonds	Ps.	4,439	Ps.	17,183	Ps.	2,918	Ps.	4,551	Ps.	5,271	Ps.	233,001
Loans from Banks		3,428		1,941		2,732		79		28		—
Other		55		44		32		25		1		—
Derivative financial liabilities		993		1,233		404		1,672		147		(11,787)

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.

21.10.4 Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted a policy of only dealing with creditworthy counterparties, where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company only transacts with entities that are rated the equivalent of investment-grade and above. This information is supplied by independent rating agencies where available and, if not available, the Company uses other publicly available financial information and its own trading records to rate its major customers. The Company’s exposure and the credit ratings of its counterparties are continuously monitored, and the aggregate value of transactions concluded is spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2021 and 2020 is the carrying amounts, see Note 7.

The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (“CSA”) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2021, the Company concluded that the maximum exposure to credit risk related to derivative financial instruments is not significant given the high credit rating of its counterparties.

21.11 Cash flows hedges

The Company determines the existence of an economic relationship between the hedging instruments and the hedged item based on the currency, amount, and timing of their respective cash flows. The Company evaluates whether the derivative designated in each hedging relationship is expected to be effective and that it has been effective to offset changes in the cash flows of the hedged item using the hypothetical derivative method.

In these hedging relationships, the main sources of inefficiency are:

• The effect of the credit risk of the counterparty and the Company on the fair value of foreign currency forward contracts, which is not reflected in the change in the fair value of the hedged cash flows; and

• Changes in the period hedges.

As of December 31, 2021, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates are as follows:

	Maturity
	1‑6 months	6‑12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	1,996	1,068	25
Average exchange rate MXN/USD	20.90	21.43	24.33
Net exposure	1,171	593	—
Average exchange rate BRL/USD	5.44	5.97	—
Net exposure	497	191	—
Average exchange rate COP/USD	3,858	3,952	—
Net exposure	280	—	—
Average exchange rate ARS/USD	122.56	—	—
Net exposure	165	48	—
Average exchange rate URY/USD	45.51	46.30	—
Net exposure	211	120	—
Average exchange rate CRC/USD	646.33	650.71	—
Foreign exchange currency swap contracts
Net exposure	—	—	44,507
Average exchange rate MXN/USD	—	—	16.41
Net exposure	—	—	15,026
Average exchange rate BRL/USD	—	—	4.47
Net exposure	—	—	885
Average exchange rate BRL/MXN	—	—	0.22
Net exposure	1,038	321	2,384
Average exchange rate COP/USD	3,207.80	3,240.00	3,431.99
Net exposure	—	3,514	1,311
Average exchange rate CLP/USD	—	696.02	677.00
Net exposure	—	—	15,078
Average exchange rate EUR/USD	—	—	0.86
Interest rate risk
Interest rate swaps
Net exposure	—	—	6,175
Interest rate average BRL	—	—	0.09%
Net exposure	—	—	11,403
Interest rate average MXN	—	—	7.17%
Net exposure	—	131	726
Interest rate average CLP	—	6.55%	5.79%
Net exposure	—	—	2,367
Interest rate average USD	—	—	3.57%
Commodities risk
Aluminum	67	35	—
Average price (USD/Ton)	1,722	1,777	—
Sugar	1,366	653	769
Average price (USD cent/Lb)	15.22	14.76	14.74
PX+MEG	337	134	—
Average price (USD /Ton)	934	866	—

As of December 31, 2020, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates are as follows:

	Maturity
	1‑6 months		6‑12 months		More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	Ps.	2,887	Ps.	1,892	Ps.	2
Average exchange rate MXN/USD		23.26		23.46		20.01
Net exposure		910		601		43
Average exchange rate BRL/USD		5.33		5.20		4.53
Net exposure		511		212		—
Average exchange rate COP/USD		3,750		3,740		—
Net exposure		96		-		—
Average exchange rate ARS/USD		92.97		-		—
Net exposure		225		58		—
Average exchange rate URY/USD		45.92		45.69		—
Foreign exchange currency swap contracts
Net exposure		—		—		44,107
Average exchange rate MXN/USD		—		—		14.70
Net exposure		58		—		9,652
Average exchange rate BRL/USD		5.15		—		4.00
Net exposure		—		71		981
Average exchange rate BRL/MXN		—		0.26		0.26
Net exposure		404		709		1,688
Average exchange rate COP/USD		3,454		2,992		3,296
Net exposure		—		3,333		1,519
Average exchange rate CLP/USD		—		696.02		677.00
Interest rate risk
Interest rate swaps
Net exposure		—		—		11,403
Interest rate average MXN		—		—		7.17%
Net exposure		—		—		4,716
Interest rate average CLP		—		—		4.95%
Commodities risk
Aluminum		325		370		99
Average price (USD/Ton)		1,654		1,720		1,740
Sugar		869		391		365
Average price (USD cent/Lb)		12.13		11.87		12.17
PX+MEG		364		364		—
Average price (USD /Ton)		730		730		—

As of December 31, 2021, a reconciliation per category of equity components and an analysis of OCI components, net of tax; generated by the cash flow hedges were as follows:

	Hedging
	reserve
Balances at beginning of the period	Ps.	1,580
Cash flows hedges
Fair value changes:
Foreign exchange currency risk – Purchase of stock		77
Foreign exchange currency risk – Other stock		3,511
Interest rate risk		584
Commodity price contracts – Purchase of stock		1,244
The amounts reclassified to profit and loss:
Foreign exchange currency risk – Other stock		(1,526)
Interest rate risk		(1)
The amounts included in non-financial costs:
Foreign exchange currency risk – Purchase of stock		785
Commodity price contracts – Purchase of stock		(1,141)
Taxes due to changes in reserves during the period		(992)
Balances at the end of the period	Ps.	4,121

Impact of hedging on equity

Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign
	exchange		Foreign		Cross-currency		Interest		Treasury		Commodity		Total holders		Non-controlling
	forward contracts		currency option		swaps		rate swaps		Lock contracts		price contracts		of the parent		interest		Total
As at January 1, 2020	Ps.	(156)	Ps.	—	Ps.	679	Ps.	(32)	Ps.	34	Ps.	11	Ps.	534	Ps.	(608)	Ps.	(74)
Financial instruments – purchases		(445)		1		(2,069)		—		—		166		(2,347)		(117)		(2,465)
Change in fair value of financial instruments recognized in OCI		(223)		—		5,247		(639)		—		4		4,389		1,819		6,208
Amount reclassified from OCI to profit or loss		117		(1)		1,540		46		(48)		(17)		1,637		1,142		2,779
Foreign currency revaluation of the net foreign operations		—		—		(1,694)		—		—		—		(1,694)		(2,424)		(4,118)
Effects of changes in foreign exchange rates		3		—		43		7		—		(4)		50		71		121
Tax effect		164		—		(1,016)		176		15		(51)		(713)		(158)		(871)
As at December 31, 2020	Ps.	(541)	Ps.	—	Ps.	2,729	Ps.	(442)	Ps.	—	Ps.	109	Ps.	1,854	Ps.	(274)	Ps.	1,580
Financial instruments – purchases		33		—		1,040		—		—		202		1,274		541		1,816
Change in fair value of financial instruments recognized in OCI		(13)		—		2,036		584		—		390		2,998		2,088		5,086
Amount reclassified from OCI to profit or loss		568		—		(1,587)		(0)		—		(539)		(1,558)		(325)		(1,883)
Foreign currency revaluation of the net foreign operations		—		—		(654)		—		—		—		(654)		(836)		(1,490)
Effects of changes in foreign exchange rates		3		—		4		—		—		(4)		3		2		5
Tax effect		(175)		—		(165)		(175)		—		(16)		(531)		(460)		(992)
As at December 31, 2021	Ps.	(124)	Ps.	—	Ps.	3,403	Ps.	(34)	Ps.	—	Ps.	141	Ps.	3,385	Ps.	736	Ps.	4,121

Note 22. Non-Controlling Interest in Consolidated Subsidiaries

An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2021 and 2020 is as follows:

	December 31,		December 31,
	2021		2020
Coca-Cola FEMSA	Ps.	69,692	Ps.	66,800
Other		2,824		2,644
	Ps.	72,516	Ps.	69,444

The changes in the FEMSA’s non-controlling interest were as follows:

	2021		2020		2019
Balance at beginning of the period	Ps.	69,444	Ps.	73,762	Ps.	78,489
Net income of non-controlling interest		9,183		5,686		7,349
Other comprehensive income (loss):		(368)		(5,793)		(4,552)
Exchange differences on translation of foreign operation		(1,342)		(5,958)		(3,833)
Remeasurements of the net defined benefits liability		(36)		(169)		(271)
Valuation of the effective portion of derivative financial instruments		1,010		334		(448)
Dividends		(5,729)		(5,524)		(3,945)
Share based payment		(14)		(64)		(12)
Acquisition of Socofar non-controlling interest		—		—		(3,530)
Acquisition of Envoy Solutions non-controlling interest (see Note 4.1)		—		1,298		—
Other acquisitions and remeasurements		—		79		32
Accounting standard adoption effects (“IFRIC 23 and IFRS 9”)		—		—		(69)
Balance at end of the period	Ps.	72,516	Ps.	69,444	Ps.	73,762

Non-controlling interest’s accumulated other comprehensive income is comprised as follows:

	December 31,		December 31,
	2021		2020
Exchange differences on translation foreign operation	Ps.	(7,999)	Ps.	(6,657)
Remeasurements of the net defined benefits liability		(595)		(559)
Valuation of the effective portion of derivative financial instruments		733		(277)
Accumulated other comprehensive income	Ps.	(7,861)	Ps.	(7,493)

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which holds Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.

Summarized financial information in respect of Coca-Cola FEMSA is set out below:

	December 31,		December 31,
	2021		2020
Total current assets	Ps.	80,364	Ps.	72,440
Total non-current assets		191,203		190,626
Total current liabilities		46,221		42,845
Total non-current liabilities		97,774		97,764
Total revenue	Ps.	194,804	Ps.	183,615
Consolidated net income		16,331		10,368
Consolidated comprehensive income for the year, net of tax	Ps.	15,764	Ps.	3,050
Net cash flows generated from operating activities		32,721		35,147
Net cash flows (used in) investing activities		(9,547)		(10,508)
Net cash flows (used in) / obtained from financing activities		(20,263)		417

22.1 Options embedded from past acquisitions

FEMSA Comercio – Health Division entered into option transactions regarding the remaining 40% non-controlling interest not held by FEMSA Comercio – Health Division.

On December 13, 2019, the former controlling shareholders of Socofar exercised their put option to sell the remaining 40% non-controlling interest to FEMSA Comercio – Health Division at the fair value of the interest. As of December 31, 2019, the Company recognized a loss in the consolidated statements of changes in equity and Socofar has been included 100% in the consolidated statements of financial position.

The former controlling shareholders of Open Market retain a put for their remaining 20% non-controlling interest that can be exercised (i) at any time after the acquisition date (December 27, 2016) upon the occurrence of certain events and (ii) annually from January through April, after the third anniversary of the acquisition date. In any event, the Company through one of its subsidiaries can call the remaining 20% non-controlling interest annually from January through April, after the fifth anniversary of the acquisition date. Both options would be exercisable at the then fair value of the interest and shall remain indefinitely.

For the 90 days beginning the fifth anniversary of the closing of the purchase of the 89.5% controlling interest of NW Synergy Holdings, LLC (the purchase of NW Synergy, now Envoy Solutions LLC), and for a period of 90 days beginning from the sixth to tenth anniversary of the purchase of NW Synergy, the Company shall have the right to require any non-controlling member or both to sell their entire interest in the partnership at a price equal to the market value, provided that, the Company does not exercise such right during the fifth and sixth anniversary of the closing date of the purchase. Considering that this option can be exercised at fair value at the date of the event, its intrinsic value is not significantly different from zero as of December 31, 2021.

Note 23. Equity

23.1 Equity accounts

The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units. As of December 31, 2021 and 2020, the common stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.

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

As of December 31, 2021 and 2020, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540
Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2021 and 2020, this reserve amounted to Ps. 596.

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

Dividends paid more than CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. A new Income Tax Law (“LISR”) went into effect on January 1, 2014; such law no longer includes the tax consolidation regime which allowed calculating the CUFIN on a consolidated basis; therefore, beginning in 2014, distributed dividends must be taken from the individual CUFIN balance of FEMSA, which can be increased with the subsidiary companies’ individual CUFINES through the transfers of dividends. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2021 amounted to Ps. 262,843. Dividends distributed to its stockholders who are individuals and foreign residents must withhold 10% for LISR purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balances as of December 31, 2013.

At an ordinary shareholders’ meeting of FEMSA held on March 22, 2019, the shareholders approved a dividend of Ps. 9,692 that was paid 50% on May 7, 2019 and the other 50% on November 5, 2019; and a reserve for share repurchase of a maximum of Ps. 7,000. As of December 31, 2019, the Company has not repurchased shares. Treasury shares resulting from the share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 14, 2019, the shareholders approved a dividend of Ps. 7,437 that was paid 50% on May 3, 2019, and the other 50% on November 1, 2019. The corresponding payment to the non-controlling interest was Ps. 3,925.

At an ordinary shareholders’ meeting of FEMSA held on March 20, 2020, the shareholders approved a dividend of Ps. 10,360 that was paid 50% on August 20, 2020, and the other 50% on November 5, 2020; and a reserve for share repurchase of a maximum of Ps. 17,000. As of December 31, 2020, the Company has not repurchased shares. Treasury shares resulted from share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 17, 2020, the shareholders approved a dividend of Ps. 10,210 that was paid 50% on May 5, 2020 and other 50% on November 3, 2020. The corresponding payment to the non-controlling interest was Ps. 5,389.

At an ordinary shareholders’ meeting of FEMSA held on March 24, 2021, the shareholders approved a dividend of Ps.7,687 that was paid 50% on May 6, 2021, and the other 50% on November 5, 2021; and a reserve for share repurchase of a maximum of Ps. 17,000. As of December 31, 2021, the Company has not repurchased shares. Treasury shares resulting from the share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 19, 2021, the shareholders approved a dividend of Ps. 10,588 that was paid 50% on May 4, 2021, and the other 50% on November 3, 2021. The corresponding payment to the non-controlling interest was Ps. 5,588.

For the years ended December 31, 2021, 2020 and 2019 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2021		2020		2019
FEMSA	Ps.	7,687	Ps.	10,360	Ps.	9,692
Coca-Cola FEMSA (100% of dividend)		10,588		10,210		7,437

For the years ended December 31, 2021, 2020 and 2019 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2021		2020		2019
“B”	Ps.	0.38333	Ps.	0.51667	Ps.	0.48333
“D”		0.47917		0.64583		0.60417

23.2 Capital management

The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2021 and 2020.

The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 23.1) and debt covenants (see Note 19).

The Company's Finance, Planning and the Corporate Practices Committees review the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both national and international, currently rated as of December 31, 2021 AAA and A- respectively, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 1.5. As a result, before entering into new business ventures, acquisitions or divestitures, management evaluates the optimal ratio of debt to EBITDA to maintain its credit rating.

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

	2021				2020					2019
	Per Series		Per Series		Per Series		Per Series		Per Series		Per Series
	“B” Shares		“D” Shares		“B” Shares		“D” Shares		“B” Shares		“D” Shares
(in millions of shares)
Weighted average number of shares for basic earnings per share		9,242.88		8,630.54		9,243.59		8,633.38		9,244.16		8,635.65
Effect of dilution associated with non-vested shares for share based payment plans		3.54		14.17		2.83		11.33		2.26		9.06
Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,246.42		8,644.71		9,246.42		8,644.71		9,246.42		8,644.71
Dividend rights per series (see Note 23.1)		100%		125%		100%		125%		100%		125%
Weighted average number of shares further adjusted to reflect dividend rights		9,246.42		10,805.89		9,246.42		10,805.89		9,246.42		10,805.89
Basic earnings per share		1.42		1.78		(0.10)		(0.12)		1.03		1.29
Diluted earnings per share		1.42		1.78		(0.10)		(0.12)		1.03		1.29
Allocation of earnings, weighted		46.11%		53.89%		46.11%		53.89%		46.11%		53.89%
Net controlling interest income allocated	Ps.	13,139	Ps.	15,356	Ps.	(890)	Ps.	(1,040)	Ps.	9,545	Ps.	11,154

Note 25. Taxes

25.1 Recoverable taxes

Recoverable taxes are mainly the result of higher provisional payments of value added tax and income tax in Mexico during 2021 in comparison to the current year provision, which will be compensated in future years. The operations in Guatemala, Panama, Nicaragua and Colombia are subject to a minimum tax. In Guatemala and Colombia this tax is recoverable under certain circumstances only. Guatemala’s tax basis is determined considering the highest between total assets and net income; in Colombia the tax basis is equity.

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

As of December 31, 2021 and 2020 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 1,243 and Ps. 2,523.

25.2 Tax Reforms

Chile

In 2020 Corporate Income Tax rate in Chile remains 27%. The Chilean tax authority included an instant depreciation regime of 50% for the acquisition of new assets acquired between January 1st, 2019 and December 31, 2021, with the possibility to apply accelerated depreciation to the 50% residual basis.

Mexico

In accordance with amendments to Mexican tax laws in effect from January 1, 2022, Mexican issuers are joint and severally liable for taxes payable on gains derived from the sale or disposition of its shares or securities representing its shares, such as ADSs, by major shareholders who are non-Mexican residents with no permanent establishment in Mexico for tax purposes, to other non-Mexican residents with no permanent establishment in Mexico for tax purposes, to the extent that such Mexican issuer fails to provide certain information with respect to such sale or disposition to the Mexican tax authorities. For purposes of these regulations, “major shareholders” are shareholders that are identified in reports submitted by the Mexican issuer to the CNBV on an annual basis as a result of being (i) directors or officers who directly or indirectly own 1.0% or more of the Mexican issuer’s capital stock, (ii) shareholders who directly or indirectly own 5.0% or more of the Mexican issuer’s capital stock or (iii) within the ten largest shareholders of the Mexican issuer based on direct ownership of shares of capital stock. Although in some instances Mexican tax authorities have indicated that this reporting obligation would only apply to transfers of shares or securities representing shares that result in a change of control, there are no established criteria or general interpretations to that effect issued by the Mexican tax authorities. There is currently no obligation by non-Mexican residents to inform Mexican issuers about their sales or dispositions of shares or securities representing shares, which limits our ability to comply with our reporting obligations to the Mexican tax authorities. Therefore, the amount of a potential tax liability is uncertain and difficult to determine given inherent mechanics and procedures, including the application of any tax treaties available, applicable to the trading of publicly-traded securities.

In April of 2021 a Labor reform with tax implications was approved, in which was established that companies may only contract services from specialized personnel that is not directly associated with their core business or their main activity and impose several compliance requirements to support the tax deduction as well as the ability to credit the value-added tax generated. This reform was enacted on September 1, 2021.

As a consequence of the labor law reform there is an impact regarding an increase on the profit sharing to be paid to employees on a yearly basis, the increase is the result of transferring employees as obligated by the labor law from service companies to operating companies, where the profit margins are higher and therefore more Profit Sharing is to be paid, there is a cap in the payment of profit sharing of up to three months of salary per employee.

In January of 2021 a modification of the Mexican Federal Tax Code to increase the number of events that may trigger the joint and several liabilities of partners, shareholders, directors, managers or any other person responsible for the management of a business, added a new disclosure obligation of certain reportable transactions to tax authorities, and increase the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities consider that merely a tax benefit, rather than a business reason or an alternative economic benefit, is the primary factor behind a transaction or legal structure.

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

The most relevant changes are: (i) Taxpayers have been limited to a net interest deduction equal to 30% of the entity’s Adjusted Taxable Income (ATI). ATI is determined similarly to EBITDA (earnings before interest, taxes, depreciation and amortization). A $20,000,000 pesos (approximately USD 1M) exception applies for deductible interest at a Mexican group level. The non-deductible interests that exceed the limitation could be carried forward for the subsequent 10 tax years; (ii) The reform modifies the excise tax (IEPS) of 1.17 pesos to 1.2616 per liter on the production, sale and import of beverages with added sugar and HFCS (High-fructose corn syrup) for flavored beverages and starting January 1, 2021, this tax is subject to an annual increase based on the inflation of the previous year; (iii) The excise tax of 25% on energized beverages is applicable whenever the beverages include a mixture of caffeine with any other stimulating effects substances; (iv) Federal Fiscal Code (FFC) was modified to attribute joint liability to partners, shareholders, directors, managers or any other responsible of the management of the business; (v) added a disclosure obligation of certain reportable transactions to tax authorities; and (vi) increased the tax authorities’ discretion to limit tax benefits or attributes in situations where authorities understand there is a lack of business reason and no economic benefit obtained, other than the tax benefit.

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or “compensación universal” in spanish). As of such date, the right to offset any tax credit is against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties). Additionally, by Executive Decree, certain tax benefits related to the value-added tax and income tax were provided to businesses located on the northern border of Mexico. Due to the territories where we operate, this last provision does not apply to our business.

Colombia

In 2021 a new tax reform in Colombia increased the income tax rate from 30% to 35% for 2022 onwards and limited to 50% the possibility to deduct the municipality sales tax against income tax.

On January 1, 2019, a new tax reform became effective in Colombia. This reform reduced the income tax rate from 33.0% for 2019 to 32.0% for 2020, to 31.0% for 2021 and to 30.0% for 2022. The minimum assumed income tax (renta presuntiva sobre el patrimonio) was also reduced from 3.5% for 2018 to 1.5% for 2019 and 2020, and to 0.0% for 2021. In addition, the thin capitalization ratio was adjusted from 3:1 to 2:1, and was modified to apply only to transactions between related parties. Commencing on January 1, 2019, value-added tax, which was applied only to the first sale in the supply chain before December 31, 2018, began to be applied and transferred throughout the entire supply chain, which in our case results in charging value-added tax on the sales price of our finished goods (applicable to our Colombian subsidiary located in the free trade zone). For companies located in free trade zones, the value-added tax is charged on the cost of imported raw materials of national and foreign origin, which we can credit against the value-added tax on the sales price of our products. The municipality sales tax is 50.0% deductible against payable income tax for 2019 and will be 100.0% deductible in 2020. Finally, the value-added tax paid on acquired fixed assets will be credited against income tax or the minimum assumed income tax. Additionally, this tax reform increased the tax rate on dividends paid to foreign individuals and non-resident entities from 5.0% to 7.5%. The tax reform also imposed a tax rate of 7.5% on dividends paid to Colombian companies. This tax is charged only on the first distribution of dividends from one Colombian corporate entity to another, and a credit resulting from the tax withholding is carried forward until a Colombian company makes a distribution to a shareholder that is an individual residing in Colombia or a non-resident individual or entity.

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

Costa Rica

On July 1, 2019, a tax reform became effective in Costa Rica. This reform allowed tax credits on sales taxes to be recorded on goods, administrative services, and general expenses. The value-added tax rate of 13.0% on services provided within Costa Rica now applies to both domestic and foreign service providers. Capital gains taxes are now imposed at a rate of 15.0% on sales of assets located in Costa Rica. New income tax withholding rates are now imposed on salaries and other employee benefits at the rates of 25.0% and 20.0%, depending on the salary bracket. Finally, a new thin capitalization rule provides that interest expenses paid to entities other than members of the Costa Rican financial system that exceed 20.0% of a company’s EBITDA are not deductible for income tax purposes.

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

Uruguay

On December 29, 2020, the Uruguayan government issued an executive decree to modify the way the excise tax credit of beverages sold in returnable bottles is calculated, which excise tax credit is currently 1.15 Uruguayan pesos (Ps. 0.53 as of December 31,2020) per liter. Starting on January 1, 2021 and until June 30, 2021, the excise tax credit shall be calculated based on the ratio of purchases made by any entity in Uruguay of returnable bottles produced in Uruguay in the last three years to the total purchases of returnable bottles made by such entity in and outside Uruguay in the last three years. The Uruguayan government did not issue another executive decree with the rules so since July 1, 2021, this tax credit is no longer applicable.

On December 31, 2021 Uruguayan government issued an executive decree that increased the excise tax from 19% to 22% for energy drinks that should have applied beginning January 2022.

On December 29, 2020, the Uruguayan government issued an executive decree to modify the way the excise tax credit of beverages sold in returnable bottles is calculated, which excise tax credit is currently 1.15 Uruguayan pesos (Ps. 0.53 as of December 31, 2021) per liter. Starting on January 1, 2021 and until June 30, 2021, the excise tax credit was calculated based on the ratio of purchases made by any company in Uruguay selling returnable bottles produced in Uruguay in the last three years to the total purchases of returnable bottles made by such company in and outside Uruguay in the last three years. The Uruguayan government did not issue another executive decree with the rules so since July 1st, 2021, this tax credit is not longer applicable.

Brazil

In early 2017, the Supreme Court decided that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. The Brazilian tax authorities have appealed the Supreme Court’s decision and such appeal was refused on a final decision on May 2021. However, Coca-Cola FEMSA Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis by the Supreme Court’s first ruling and obtained a final favorable resolution in 2019. In 2021, the federal production and sales taxes together resulted in an average of 16.20% tax over net sales.

In recent years, the excise tax rate on concentrate in Brazil has undergone recurrent temporary fluctuations. The excise tax rate was reduced from 20.0% to 4.0% from September 1, 2018 to December 31, 2018, was increased from 4.0% to 12.0% from January 1, 2019 to June 30, 2019, was reduced to 8.0% from July 1, 2019 to September 30, 2019 and was increased to 10.0% from October 1, 2019 to December 31, 2019. The excise tax rate was reduced to 4.0% from January 1, 2020 to May 31, 2020, was increased to 8.0% from June 1, 2020 to November 30, 2020 and was reduced again to 4.0% on December 1, 2020 till January 31, 2021 and it was increased to 8% from February 1, 2021 onward. The tax credit that Coca-Cola FEMSA may recognize in its Brazilian operations in connection with purchases of concentrate in the Manaus free Trade Zone has been affected accordingly.

Argentina

In 2021, the government issued a new law increasing the income tax rate to 35% for 2021 onwards and consider a tax rate of 7% on dividends paid to nonresidents or individuals.

On January 1, 2018, a tax reform became effective in Argentina. This reform reduced the income tax rate from 35.0% to 30.0% for 2018 and 2019, and then to 25.0% for 2020. In addition, such reform imposed a new tax on dividends paid to nonresident stockholders and resident individuals at a rate of 7.0% for 2018 and 2019, and then to 13.0% for the following years. Also, the tax reform decreased the sales tax rate in the province of Buenos Aires from 1.75% to 1.5% in 2018. However, the reform increased the sales tax rate in the City of Buenos Aires from 1.0% to 2.0% in 2018, and scheduled a reduction to 1.5% in 2019, to 1.0% in 2020, to 0.5% in 2021 and to 0.0% in 2022. Nonetheless, the Argentine government issued several decrees since 2019 to maintain the sales tax rate for both the province of Buenos Aires and the City of Buenos Aires at 1.5% since then.

25.3 Income Tax

The major components of income tax expense for the years ended December 31, 2021, 2020 and 2019 are:

	2021		2020		2019
Current tax expense	Ps.	13,657	Ps.	18,690	Ps.	11,652
Deferred tax expense (benefit):
Origination and reversal of temporary differences		2,115		(5,824)		127
Utilization (recognition) of tax losses, net		(1,498)		1,994		(1,201)
Change in the statutory rate		4		(41)		(102)
Total deferred tax expense (benefit)		621		(3,871)		(1,176)
Total income taxes	Ps.	14,278	Ps.	14,819	Ps.	10,476

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

Recognized in Consolidated Statement of Other Comprehensive Income (“OCI”)

Income tax related to items charged or
recognized directly in OCI during the period:	2021		2020		2019
Unrealized gain (loss) on cash flow hedges	Ps.	992	Ps.	871	Ps.	(391)
Exchange differences on translation of foreign operations		(1,730)		4,758		(1,667)
Remeasurements of the net defined benefit liability		127		(208)		(371)
Share of the other comprehensive income of equity method accounted investees (1)		1,506		(2,597)		288
Total income tax expense (benefit) recognized in OCI	Ps.	895	Ps.	2,824	Ps.	(2,141)
(1)	Deferred income taxes related to CTA, MTM of derivative financial instruments and employee benefits for equity method accounted investees which as of December 31, 2021 amounted to Ps. 1,240, Ps. 14, and Ps. 252, respectively.

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2021, 2020 and 2019 is as follows:

	2021	2020	2019

Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(4.8)%	(5.0)%	(2.5)%
Annual inflation tax adjustment	7.7%	3.0%	0.2%
Difference between statutory income tax rates	0.2%	1.0%	0.9%
Non-deductible expenses	2.1%	3.8%	4.5%
Taxable (non-taxable) income	2.3%	2.9%	(1.0)%
Others	0.1%	(1.9)%	(0.7)%
Impairments (1)	—%	4.6%	0.9%
Adjustments for previous tax years (2)	—%	30.3%	—%
Income Tax credits (3)	(1.5)%	(8.3)%	—%
Tax loss (4)	(1.4)%	16.3%	0.1%
Consolidated Effective income tax rate (5)	34.7%	76.7%	32.4%
(1)Includes the impairments of Specialty's and Estrella Azul in 2020 explained in Note 13 and 10, respectively.
(2)Related to an agreement with the Mexican tax authority in 2020, to resolve interpretative differences over foreign (non-Mexican) dividends received before 2020.
(3)Favorable position of Brazilian Courts related to a no taxation on financial effects of recovered tax credits from previously won judicial disputes, which allowed a recognition of a deferred tax credit in Brazil in 2021 and 2020.
(4)During 2020, Coca-Cola FEMSA recognized an amount of Ps. 2,349 in the deferred tax asset based on the probability of the expected timing of reversal of tax losses in Mexico.
(5)The extraordinary effects in 2020 increased the tax rate by 42.9%.

Deferred Income Tax Related to:

	Consolidated Statement				Consolidated Statement
	of Financial Position as of				of Income
	December 31, 2021		December 31, 2020		2021		2020			2019
Allowance for doubtful accounts	Ps.	(35)	Ps.	(501)	Ps.	(3)	Ps.	(25)	Ps.	(43)
Inventories		206		(757)		(17)		60		(6)
Other current assets		144		122		47		(163)		182
Property, plant and equipment, net		(6,495)		(4,999)		(1,081)		(708)		(320)
Right of use Assets from leases		(1,218)		(802)		(482)		(509)		(381)
Investments in equity method accounted investees		(7,533)		(9,321)		(22)		(15)		7
Other assets		192		(681)		(2)		(729)		59
Finite useful lived intangible assets		297		(181)		498		129		(345)
Indefinite lived intangible assets		3,038		2,762		36		(261)		360
Post-employment and other long-term employee benefits		(1,746)		(1,886)		(258)		(175)		(2)
Derivative financial instruments		1,622		674		738		111		(2)
Temporary non-deductible provision		(3,443)		(3,772)		1,280		(1,751)		(438)
Employee profit sharing payable		(759)		(371)		(393)		64		8
Tax loss carryforwards		(9,047)		(8,422)		(1,498)		1,994		(1,201)
Tax credits to recover (1)		(1,394)		(2,595)		1,200		(1,629)		(122)
Exchange differences on translation of foreign operations in OCI		8,170		7,679		—		—		—
Other liabilities		(2,668)		736		(4)		(440)		(3)
Finance leases		(220)		(247)		53		(24)		(196)
Liabilities of amortization of goodwill of business acquisition		6,198		6,552		86		—		860
Deferred tax income					Ps.	178	Ps.	(4,071)	Ps.	(1,583)
Deferred tax income net recorded in share of the profit of equity method accounted investees						443		200		407
Deferred tax income, net					Ps.	621	Ps.	(3,871)	Ps.	(1,176)
Deferred income taxes, net		(14,691)		(16,010)
Deferred tax asset		(20,733)		(22,043)
Deferred tax liability	Ps.	6,042	Ps.	6,033
(1)	Corresponds to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law.

Income tax related to Accumulated Other Comprehensive Income (“AOCI”)

Income tax related to items charged or
recognized directly in AOCI as of the year:	2021		2020
Unrealized gain on derivative financial instruments	Ps.	1,796	Ps.	795
Remeasurements of the net defined benefit liability		(637)		(762)
Exchange differences on translation of foreign operations		7,520		9,250
Gain on hedge of net investments in foreign operations		181		31
Share of other comprehensive income of associated companies and joint ventures		(4,237)		(5,743)
Total deferred tax loss related to AOCI	Ps.	4,623	Ps.	3,571

The changes in the balance of the net deferred income tax asset are as follows:

	2021		2020		2019
Balance at the beginning of the period	Ps.	(16,010)	Ps.	(13,575)	Ps.	(10,657)
Deferred tax provision for the period		622		(3,871)		(1,176)
Deferred tax income net recorded in share of the profit of equity method accounted investees		277		(404)		(406)
Acquisition of subsidiaries		—		1		(382)
Effects in equity:
Unrealized (gain) on cash flow hedges		1,006		865		(391)
Exchange differences on translation of foreign operations		(491)		2,215		(2,121)
Remeasurements of the net defined benefit liability		380		(256)		(204)
Retained earnings of equity method accounted investees		32		(33)		384
Restatement effect of the period and beginning balances associated with hyperinflationary economies		(507)		(953)		1,378
Balance at the end of the period	Ps.	(14,691)	Ps.	(16,010)	Ps.	(13,575)

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

Tax Loss Carryforwards

The subsidiaries in Mexico, Colombia, Uruguay, Argentina and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which a deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	Tax Loss
Year	Carryforwards
2022	Ps.	—
2023		270
2024		224
2025		1,450
2026		5,639
2027		224
2028		794
2029		476
2030		366
2031 and thereafter		3,715
No expiration (Brazil and Colombia)		16,882
	Ps.	30,040

Considering all available evidence, including forecasts, business plans and strategic measures, as of December 31, 2021 and 2020 the Company has decided not to recognize a deferred income tax asset related to temporary differences not recognized in previous tax years. The amount of deferred income tax assets not recognized in previous tax years and adjusted as of December 31, 2021 and 2020 were Ps. 3,769 and Ps 3,847, respectively.

The Company recorded certain goodwill balances due to acquisitions that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of NOLs in Brazil which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2021, the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.

Our business in the United States known as Envoy Solutions, performed several acquisitions within year 2021, most acquisitions from a tax perspective were performed as acquisition of assets, therefore a relevant tax basis has been triggered. The purchase price allocated to intangibles will be amortized over a fifteen-year period, straight-line for tax.

The changes in the balance of tax loss carryforwards are as follows:

	2021		2020
Balance at beginning of the period	Ps.	26,618	Ps.	32,536
Derecognized		33		(8,521)
Additions		8,306		7,538
Usage of tax losses		(5,602)		(2,444)
Translation effect of beginning balances		685		(2,491)
Balance at end of the period	Ps.	30,040	Ps.	26,618

There were no withholding taxes associated with the payment of dividends in 2021, 2020 or 2019 by the Company to its shareholders.

The Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. As of December 31, 2021, 2020 and 2019, the temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized aggregate to Ps. 44,375, Ps. 41,280 and Ps. 49,255, respectively.

Note 26. Other Liabilities, Provisions, Contingencies and Commitments

26.1 Other current financial liabilities

	December 31,		December 31,
	2021		2020
Sundry creditors	Ps.	12,873	Ps.	11,895
Derivative financial instruments (see Note 21)		138		1,127
Others		186		3
Total	Ps.	13,197	Ps.	13,025

26.2 Provisions and other non-current liabilities

	December 31,		December 31,
	2021		2020
Contingencies	Ps.	5,589	Ps.	6,303
Payable taxes		662		651
Others		2,409		2,586
Total	Ps.	8,660	Ps.	9,540

26.3 Other non-current financial liabilities

	December 31,		December 31,
	2021		2020
Derivative financial instruments (see Note 21)	Ps.	1,635	Ps.	3,743
Security deposits		729		1,279
Total	Ps.	2,364	Ps.	5,022

26.4 Provisions recorded in the consolidated statement of financial position

The Company has various loss contingencies and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the contingencies recorded as of December 31, 2021 and 2020:

	December 31,		December 31,
	2021		2020
Indirect taxes	Ps.	2,845	Ps.	3,153
Labor		1,807		1,857
Legal		937		1,293
Total (1)	Ps.	5,589	Ps.	6,303
(1)As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits. See Note 14.

26.5 Changes in the balance of provisions recorded

26.5.1 Indirect taxes

	December 31,		December 31,		December 31,
	2021		2020		2019
Balance at beginning of the period	Ps.	3,153	Ps.	5,062	Ps.	5,421
Penalties and other charges		77		—		1
New contingencies		314		489		486
Cancellation and expiration		(77)		(153)		(247)
Payments		(237)		(218)		(174)
Reversal of indemnifiable items (1)		—		(1,177)		—
Effects of changes in foreign exchange rates		(385)		(850)		(425)
Balance at end of the period	Ps.	2,845	Ps.	3,153	Ps.	5,062
(1)This amount includes Ps. 899 of certain tax contingencies that expired and are payable to the former shareholders of Spaipa (acquired in 2013).

26.5.2 Labor

	December 31,		December 31,		December 31,
	2021		2020		2019
Balance at beginning of the period	Ps.	1,857	Ps.	2,455	Ps.	2,601
Penalties and other charges		309		233		293
New contingencies		526		249		521
Contingencies added in the business combination		—		—		44
Cancellation and expiration		(445)		(61)		(283)
Payments		(360)		(592)		(500)
Effects of changes in foreign exchange rates		(80)		(427)		(221)
Balance at end of the period	Ps.	1,807	Ps.	1,857	Ps.	2,455

26.5.3 Legal

	December 31,		December 31,		December 31,
	2021		2020		2019
Balance at beginning of the period	Ps.	1,293	Ps.	1,337	Ps.	1,906
Penalties and other charges		68		8		94
New contingencies		35		362		213
Contingencies added in the business combination		—		—		77
Cancellation and expiration		(364)		(141)		(542)
Payments		(97)		(111)		(318)
Effects of changes in foreign exchange rates		2		(162)		(93)
Balance at end of the period	Ps.	937	Ps.	1,293	Ps.	1,337

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.

26.6 Unsettled lawsuits

The Company has entered into several proceedings with its labor unions, tax authorities, and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2021 is Ps. 108,481. Such contingencies were classified by internal legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.

Included in this amount Coca-Cola FEMSA has tax contingencies, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as “possible”. The main “possible” contingencies of Brazilian operations amount to approximately Ps. 55,288. This refers to various tax disputes related primarily to: (i) Ps. 8,573 of credits for ICMS (“VAT”); (ii) Ps. 30,821 related to tax credits of “IPI” over raw materials acquired from Free Trade Zone Manaus; (iii) claims of Ps. 4,766 related to compensation of federal taxes not approved by the IRS (Tax authorities); (iv) Ps. 8,549 related to the amortization of goodwill generated in acquisition operations; and (v) Ps. 2,579 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003. Coca-Cola FEMSA is defending its position in these matters and the final decision is pending in court.

After conducting a thorough analysis, during 2021 Coca-Cola FEMSA has decided to reverse its temporary decision to suspend tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. As a result, Coca-Cola FEMSA was recognized an extraordinary benefit of Ps. 1,083 million in the cost of good sold equivalent to the accumulated credit suspended since 2019 and until the first quarter of 2021. This decision was supported by recent developments and opinions from external advisors.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where the subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.

26.7 Collateralized contingencies

As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 10,721, Ps. 7,342 and Ps. 10,471 as of December 31, 2021, 2020 and 2019, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies, see Note 14. Also, as disclosed in Note 9.2, there is some restricted cash in Brazil related to current deposits to fulfill the collateral requirements for accounts payable.

26.8 Commitments

The Company has firm commitments for the purchase of property, plant and equipment of Ps. 726, Ps. 432 and Ps. 556 as of December 31, 2021, 2020, and 2019 respectively.

Note 27. Information by Segment

The information by segment is presented considering the Company’s business units (as defined in Note 1) based on its products and services, which is consistent with the internal reporting presented to the Chief Operating Decision Maker. A segment is a component of the Company that engages in business activities from which it earns revenues, and incurs the related costs and expenses, including revenues, costs and expenses that relate to transactions with any of the Company’s other components. All segments’ operating results are reviewed regularly by the Chief Operating Decision Maker, who makes decisions about the resources that would be allocated to the segment and to assess its performance, and for which financial information is available.

Starting 2021, FEMSA opted to report voluntarily a new reportable segment named “Logistics and Distribution”, which includes integral logistics services as well as product sales in the Jan-San, packaging and specialized distribution industry. Also, starting in 2021, the Company reallocated a not significant fuel business, which was previously included in “Other” to “FEMSA Comercio – Fuel Division.” The financial information by operating segment reported below for the years ended December 31, 2020 and 2019 has been restated in order to give effect to business units’ reorganization described above.

Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same as those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below.

a)	By Business Unit:

			FEMSA		FEMSA
			Comercio –		Comercio –
	Coca-Cola		Proximity		Health		FEMSA Comercio –		Heineken		Logistics and				Consolidation
2021	FEMSA		Division		Division		Fuel Division		Investment		Distribution		Other (1)		Adjustments		Consolidated
Total revenues	Ps.	194,804	Ps.	198,586	Ps.	73,027	Ps.	39,922	Ps.	—	Ps.	48,412	Ps.	21,754	Ps.	(20,244)	Ps.	556,261
Intercompany revenue		5,428		520		—		57		—		5,809		8,430		(20,244)		—
Gross profit		88,598		84,196		21,736		5,269		—		10,569		8,479		(5,134)		213,713
Administrative expenses		—		—		—		—		—		—		—		—		27,219
Selling expenses		—		—		—		—		—		—		—		—		134,079
Other income		—		—		—		—		—		—		—		—		5,887
Other expenses		—		—		—		—		—		—		—		—		3,727
Interest expense		6,192		6,076		1,465		1,119		—		430		5,269		(3,613)		16,938
Interest income		932		440		30		154		74		1		3,446		(3,613)		1,464
Other net finance loss (3)		—		—		—		—		—		—		—		—		2,090
Income before income taxes and share of the profit of equity method accounted investees		22,852		12,580		1,068		455		59		1,854		2,477		(154)		41,191
Income taxes		6,609		996		1,219		103		15		982		4,354		—		14,278
Share of the profit of equity method accounted investees, net of tax		88		(120)		—		—		10,775		8		14		—		10,765
Consolidated net income		—		—		—		—		—		—		—		—		37,678
Depreciation and amortization (2)		9,834		10,869		3,355		972		—		2,684		402		(129)		27,987
Non-cash items other than depreciation and amortization		1,613		448		111		14		—		145		110		—		2,441
Investments in equity method accounted investees		7,494		2,899		—		19		96,349		—		538		—		107,299
Total assets		271,567		129,821		57,463		19,878		101,706		64,168		166,984		(74,087)		737,500
Total liabilities		143,995		110,765		44,037		16,503		4,383		28,245		128,568		(74,113)		402,383
Investments in fixed assets (4)		13,865		7,179		2,049		243		—		557		474		(312)		24,055
(1)	Includes other companies and corporate (see Note 1).

(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets.

			FEMSA		FEMSA		FEMSA
			Comercio –		Comercio –		Comercio –
	Coca-Cola		Proximity		Health		Fuel		Heineken		Logistics and				Consolidation
2020 (Revised)	FEMSA		Division		Division		Division		Investment		Distribution		Other (1)		Adjustments		Consolidated
Total revenues	Ps.	183,615	Ps.	181,277	Ps.	65,172	Ps.	34,322	Ps.	—	Ps.	31,568	Ps.	17,311	Ps.	(20,299)	Ps.	492,966
Intercompany revenue		5,016		451		—		9		—		5,508		9,315		(20,299)		—
Gross profit		82,811		74,296		19,575		4,829		—		5,191		8,103		(5,152)		189,653
Administrative expenses		—		—		—		—		—		—		—		—		22,988
Selling expenses		—		—		—		—		—		—		—		—		123,405
Other income		—		—		—		—		—		—		—		—		3,343
Other expenses		—		—		—		—		—		—		—		—		12,381
Interest expense		7,894		5,932		1,540		1,099		—		397		4,376		(3,722)		17,516
Interest income		1,048		388		162		155		61		56		3,952		(3,722)		2,100
Other net finance income (3)		—		—		—		—		—		—		—		—		505
Income before income taxes and share of the profit of equity method accounted investees		16,077		6,409		753		330		48		776		(5,567)		485		19,311
Income taxes		5,428		(280)		243		126		12		446		8,844		—		14,819
Share of the profit of equity method accounted investees, net of tax		(281)		(18)		—		—		(434)		—		(3)		—		(736)
Consolidated net income		—		—		—		—		—		—		—		—		3,756
Depreciation and amortization (2)		10,608		10,574		3,543		865		—		2,062		500		(103)		28,049
Non-cash items other than depreciation and amortization		1,494		739		28		21		—		(25)		164		—		2,421
Investments in equity method accounted investees		7,623		3,102		—		19		87,291		—		235		—		98,270
Total assets		263,066		121,200		60,107		19,572		92,444		52,057		135,456		(59,054)		684,848
Total liabilities		140,609		104,141		46,038		16,466		4,011		15,163		110,054		(58,821)		377,661
Investments in fixed assets (4)		10,354		6,907		1,694		549		—		481		1,052		(144)		20,893
(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange loss, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets.

			FEMSA		FEMSA		FEMSA
			Comercio –		Comercio –		Comercio –
	Coca-Cola		Proximity		Health		Fuel		Heineken		Logistics and				Consolidation
2019 (Revised)	FEMSA		Division		Division		Division		Investment		Distribution		Other (1)		Adjustments		Consolidated
Total revenues	Ps.	194,471	Ps.	184,810	Ps.	58,922	Ps.	48,790	Ps.	—	Ps.	19,834	Ps.	21,016	Ps.	(21,132)	Ps.	506,711
Intercompany revenue		5,688		325		—		11		—		5,953		9,155		(21,132)		—
Gross profit		87,507		75,099		17,645		5,713		—		1,013		9,600		(5,096)		191,481
Administrative expenses		—		—		—		—		—		—		—		—		19,930
Selling expenses		—		—		—		—		—		—		—		—		121,871
Other income		—		—		—		—		—		—		—		—		1,013
Other expenses		—		—		—		—		—		—		—		—		4,905
Interest expense		6,904		5,733		1,226		1,175		1		448		1,855		(3,209)		14,133
Interest income		1,230		338		10		267		23		17		4,393		(3,110)		3,168
Other net finance expenses (3)		—		—		—		—		—		—		—		—		(2,527)
Income before income taxes and share of the profit of equity method accounted investees		18,409		11,458		1,487		1,134		10		8		(569)		359		32,296
Income taxes		5,648		923		556		348		(491)		(154)		3,646		—		10,476
Share of the profit of equity method accounted investees, net of tax		(131)		9		—		—		6,428		—		(78)		—		6,228
Consolidated net income		—		—		—		—		—		—		—		—		28,048
Depreciation and amortization (2)		10,642		9,604		3,112		855		—		1,147		561		(112)		25,810
Non-cash items other than depreciation and amortization		1,083		529		23		105		—		321		434		—		2,495
Investments in equity method accounted investees		9,751		3,719		—		—		83,789		4		207		—		97,470
Total assets		257,841		117,229		54,366		22,470		86,639		26,900		127,077		(54,981)		637,541
Total liabilities		128,154		98,468		53,468		20,438		3,151		12,160		50,968		(55,017)		311,790
Investments in fixed assets (4)		11,465		10,374		1,529		706		—		464		1,221		(180)		25,579
(1)	Includes other companies and corporate (see Note 1).
(2)	Includes bottle breakage.
(3)	Includes foreign exchange gain, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)	Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets.

b)	By Geographic Area:

The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama), (ii) the United States, (iii) the South America division (comprising the following countries: Brazil, Argentina, Colombia, Chile, Ecuador, Peru and Uruguay) and (iv) Europe (comprised of the Company’s equity method investment in Heineken Group). For further information related to aggregates, geographic areas see Note 28.2 Disaggregation of revenue.

Geographic disclosure for the Company’s non-current assets is as follow:

	2021		2020
Mexico and Central America (1)	Ps.	234,719	Ps.	234,679
United States (2)		53,447		37,105
South America (3)		117,278		124,470
Europe		101,338		87,326
Consolidated	Ps.	506,782	Ps.	483,580
(1)	Domestic (Mexico only) non-current assets were Ps. 220,843 and Ps. 226,497, as of December 31, 2021, and December 31, 2020, respectively.
(2)	On May 15, 2020, the Company completed the acquisition of the specialized distribution business of cleaning products and consumables in the United States, through the controlling interest of NW Synergy, which includes WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”). Additionally, on December 31, 2020, the Company completed the acquisition of Southeastern Paper Group (“SEPG”). In 2021 the Company acquired other companies increasing its specialized distribution footprint in the United States. See Note 4.1.
(3)	South America non-current assets includes Brazil, Argentina, Colombia, Chile, Uruguay and Ecuador. Brazilian non-current assets were Ps. 65,512 and Ps. 66,050, as of December 31, 2021 and December 31, 2020, respectively. Colombia’s non-current assets were Ps. 14,433 and Ps. 15,653, as of December 31, 2021 and December 31, 2020, respectively. Argentina’s non-current assets were Ps. 4,486 and Ps. 3,905, as of December 31, 2021 and December 31, 2020, respectively. Chile’s non-current assets were Ps. 29,621 and Ps. 30,953, as of December 31, 2021 and December 31, 2020, respectively. Uruguay’s non-current assets were Ps. 2,473 and Ps. 4,537, as of December 31, 2021 and December 31, 2020, respectively. Ecuador’s non-current assets were Ps. 3,590 and Ps. 3,372, as of December 31, 2021 and December 31, 2020, respectively.

Note 28. Revenues

28.1Nature of goods sold and services

The information sets below described the core activities of the business units from which the Company generates its revenues. According to the standard, the performance obligation for the Company’s business units is satisfied at a point when the control of goods and services is transferred to the customers. For detailed information about business segments, see Note 27.

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

Logistics and distribution	Integral logistic services

Rendering a wide range of logistic services and maintenance of vehicles to subsidiaries and customers. The operations are on a daily, monthly or based upon the customer’s request. The revenue is recognized progressively during the time the service is rendered in a period no greater than a month.

Product sales in the Jan-San, packaging and specialized distribution industry.

The revenues in this business are integrated from the sale of consumables in the janitorial, sanitary supply, and packaging industry in the United States. The performance obligation is satisfied at the point in time on sale and/or when the control is transferred to the customer.

Others	Production and sale of commercial refrigeration, plastic solutions, sale of equipment for food processing

Involves the production, commercialization of refrigerators including its delivery and installation and offering of integral maintenance services at the point of sale. Also includes the design, manufacturing, and recycling of plastic products. In addition, it includes the sale of equipment for food processing, storage and weighing. The revenue recognition is performed at the time in which the corresponding installation is concluded. The recognition of revenue in other business lines is performed at the point of sale or in time the control of the product is transferred to the customer.

28.2Disaggregation of revenue

The information sets below describe the disaggregation of revenue by geographic area, business unit and products and services categories in which the Company operates. The timing in which the revenues are recognized by the business units in the Company, is mainly at the point in the time in which control of goods and services is transferred in its entirety to the customer.

							FEMSA Comercio –						FEMSA Comercio –						FEMSA Comercio –												Other
		Coca-Cola FEMSA					Proximity Division						Health Division						Fuel Division						Logistics and Distribution						Segments						Total
	2021		2020		2019		2021		2020		2019		2021		2020		2019		2021		2020 (Revised)		2019 (Revised)		2021		2020 (Revised)		2019 (Revised)		2021		2020 (Revised)		2019 (Revised)		2021		2020		2019
By geographic areas:
Mexico and Central America (1)	Ps.	115,794	Ps.	106,783	Ps.	109,249	Ps.	195,990	Ps.	179,218	Ps.	182,864	Ps.	10,814	Ps.	9,716	Ps.	8,170	Ps.	39,922	Ps.	34,322	Ps.	48,790	Ps.	11,789	Ps.	11,349	Ps.	12,269	Ps.	19,260	Ps.	15,519	Ps.	19,010	Ps.	393,569	Ps.	356,907	Ps.	380,352
United States (2)		—		—		—		11		15		—		—		—		—		—		—		—		27,787		11,563		—		279		687		—		28,077		12,265		—
South America (3)		79,010		76,832		85,222		2,585		2,044		1,946		62,213		55,456		50,752		—		—		—		8,836		8,656		7,565		2,215		1,105		1,988		154,859		144,093		147,473
Venezuela		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		—		18		—		—		18
Total revenues		194,804		183,615		194,471		198,586		181,277		184,810		73,027		65,172		58,922		39,922		34,322		48,790		48,412		31,568		19,834		21,754		17,311		21,016		576,505		513,265		527,843
Consolidation adjustments		5,428		5,016		5,688		520		451		325		—		—		—		57		9		11		5,809		5,508		5,953		8,430		9,315		9,155		20,244		20,299		21,132
Consolidated revenues		189,376		178,599		188,783		198,066		180,826		184,485		73,027		65,172		58,922		39,865		34,313		48,779		42,603		26,060		13,881		13,324		7,996		11,861		556,261		492,966		506,711
By products and/or services
Products sold in the point-of-sale	Ps.	194,804	Ps.	183,615	Ps.	194,471	Ps.	198,586	Ps.	181,277	Ps.	184,810	Ps.	73,027	Ps.	65,172	Ps.	58,922	Ps.	39,585	Ps.	34,322	Ps.	48,790	Ps.	27,623	Ps.	11,276	Ps.	—	Ps.	14,814	Ps.	11,443	Ps.	12,261	Ps.	548,439	Ps.	487,105	Ps.	499,254
Services revenues		—		—		—		—		—		—		—		—		—		337		—		—		20,789		20,292		19,834		6,940		5,868		8,755		28,066		26,160		28,589
Consolidation adjustments		5,428		5,016		5,688		520		451		325		—		—		—		57		9		11		5,809		5,508		5,953		8,430		9,315		9,155		20,244		20,299		21,132
Consolidated revenues		189,376		178,599		188,783		198,066		180,826		184,485		73,027		65,172		58,922		39,865		34,313		48,779		42,603		26,060		13,881		13,324		7,996		11,861		556,261		492,966		506,711
(1)	Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 355,920, Ps. 320,694 and Ps. 346,659 during the years ended December 31, 2021, 2020 and 2019, respectively.

(2)	On May 15, 2020, the Company completed the acquisition of the specialized distribution business of cleaning products and consumables in the United States, through the controlling interest of NW Synergy, which includes WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”). Additionally, on December 31, 2020, the Company completed the acquisition of Southeastern Paper Group (“SEPG”). In 2021 the Company acquired other companies increasing its specialized distribution footprint in the United States. See Note 4.1.

(3)	South America includes Brazil, Argentina, Colombia, Chile, Uruguay and Ecuador. South America revenues include Brazilian revenues of Ps. 59,973, Ps. 62,758 and Ps. 67,076 during the years ended December 31, 2021, 2020 and 2019, respectively. South America revenues include Colombia’s revenues of Ps. 17,548, Ps. 14,800 and Ps. 16,440 during the years ended December 31, 2021, 2020 and 2019, respectively. South America revenues include Argentina’s revenues of Ps. 8,546, Ps. 5,531 and Ps. 6,857 during the years ended December 31, 2021, 2020 and 2019, respectively. South America revenues include Chile’s revenues of Ps. 54,709, Ps. 47,208 and Ps. 45,276 during the years ended December 31, 2021, 2020 and 2019, respectively. South America revenues include Uruguay’s revenues of Ps. 3,371, Ps. 3,124 and Ps. 3,421 during the years ended December 31, 2021, 2020 and 2019, respectively. South America revenues include Ecuador’s revenue of Ps. 9,079 , Ps. 9,467 and Ps. 6,539 during the year ended in December 31, 2021, 2020 and 2019, respectively.

28.3Contract balances

As of December 31, 2021, no significant cost was incurred to obtain or perform on a contract that might be capitalized as assets. No significant contacts have been entered into for which the Company has not performed all the obligations as well as additional costs associate with them.

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

Note 29. Future Impact of Recently Issued Accounting Standards not yet in Effect

The Company has not applied the following standards, amendments and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s financial statements are disclosed below. The Company intends to adopt these standards, if applicable when they become effective.

Classification of Liabilities as Current or Non-current - Amendments to IAS 1

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

●What is meant by a right to defer settlement
●That a right to defer must exist at the end of the reporting period
●That classification is unaffected by the likelihood that an entity will exercise its deferral right
●That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Company is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

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

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The Company does not expect significant effects for the adoption of this standards.

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

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendments. The amendments are not expected to have a material impact on the Company.

Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs that do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Company will apply these amendments to contracts for which it has not yet fulfilled all its obligations on January 1, 2022. The amendments are not expected to have a material impact on the Company.

I - Subsidiary as a first-time adopter - amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards

As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1. The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment will also be applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1. The amendment is effective for annual reporting periods beginning on or after January 1, 2022.

Fees in the ’10 per-cent’ test for derecognition of financial liabilities – amendments to IFRS 9 Financial Instruments

As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendments to IFRS 9. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments.

The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Company will apply the amendments to financial liabilities that are modified or exchanged on or after January 1, 2022. The amendments are not expected to have a material impact on the Company.

Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023, and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. An earlier application is permitted as long as this fact is disclosed. The amendments are not expected to have a material impact on the Company.

Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2

In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023, with earlier application permitted. Since the amendments to the Practice Statement 2 provide non-mandatory guidance on the application of the definition of material to accounting policy information, an effective date for these amendments is not necessary. The amendments are not expected to have a material impact on the Company.

Income Taxes Amendments to IAS 12

On May 7, 2021, the IASB issued amendments to IAS 12 “Income Tax”. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments modify paragraphs 15, 22 and 24 of IAS 12, which state that the initial recognition exemption does not apply to operations that at the time of initial recognition give rise to equal taxable and deductible temporary differences.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023, with earlier adoption permitted. The amendments are not expected to have a material impact on the Company.

Note 30. Subsequent Events

Effective January 24, 2022, Coca-Cola FEMSA, through its Brazilian subsidiary Spal Industria Brasileira de Bebidas, S.A. completed the acquisition of 100% of CVI Refrigerantes Ltda. (herein “CVI”), in an all-cash transaction for a consideration transferred of Ps. 1,762 (R$473). CVI was a bottler of Coca-Cola trademark products, which operated mainly in Rio Grande do Sul, Brazil. This acquisition will reinforce Coca-Cola FEMSA’s leadership position in Brazil. Coca-Cola FEMSA started integrating the results of CVI as of February 2022.

On January 25, 2022, Coca-Cola FEMSA announced the construction of a new recycling plant together with ALPLA México, S.A. de C.V. (“ALPLA”), which will be known as “PLANETA”, (“Planta Nueva Ecología de Tabasco”, in Spanish). The plant will have a joint investment between Coca-Cola FEMSA and ALPLA of more than US$ 60 million and will operate with state-of-the-art technology to process up to 50,000 tons of post-consumption PET bottles per year, to produce up to 35,000 tons of food-grade recycled material, ready to be reused. The plant is expected to start operations during the first quarter of 2023.

On February 28, 2022, the Company completed the acquisition of OK Market, a small-format proximity store chain in Chile, after receiving the necessary regulatory approvals. The transaction was fully paid in cash for an amount of USD 47 million. The transaction will add 134 locations to the Company’s proximity business existing footprint in this important market, to reach a total of 258 locations. With this transaction, the Company increases its commitment as a proximity store operator in Chile, improving its scale and ability to better serve its Chilean consumers.

On March 28, 2022, Heineken announced its decision to leave Russia and its aim for an orderly transfer of its business to a new owner in full compliance with local laws and regulations.

On March 4, 2022, the Company’s Board of Directors agreed to propose the payment of a cash ordinary dividend in the amount of Ps. 11,358, to be paid in two equal installments, payable on May 5, 2022 and November 7, 2022. This ordinary dividend was approved by the Annual Shareholders meeting on April 8, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders, the Supervisory Board, and the Executive Board of Heineken N.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Heineken N.V. and subsidiaries (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment testing of intangible assets and property, plant and equipment — Refer to Notes 8.1 and 8.2 to the financial statements

Critical Audit Matter Description

Intangible assets (including goodwill) and property, plant and equipment amounted to EUR 33,163 million at December 31, 2021 and represented 68 percent of the consolidated total assets. For purposes of impairment testing, goodwill is allocated and monitored on a (groups of) Cash Generating Unit ('CGU') level. Other intangibles and property, plant and equipment, are grouped to CGUs. For goodwill, management is required to assess the recoverable amount of the respective CGUs (or groups of CGUs). Recoverable amounts of other non-current assets are assessed upon the existence of a triggering event.

In view of the ongoing effects of COVID-19, the projected sales volumes, revenues and discount rates used in impairment testing continue to involve a higher degree of uncertainty. As a result of impairment testing for the current year, management concluded on an impairment loss of EUR 207 million. Further details on the accounting and disclosures under IAS 36 Impairment of Assets are included in notes 8.1 and 8.2 to the financial statements.

Given the significant judgement made by management to estimate recoverable amounts in the current economic climate, procedures to evaluate the reasonableness of projected sales volumes, revenues and discount rates used in management's impairment tests of intangible assets (including goodwill) and property, plant and equipment required a high degree of auditor judgement and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the projected cash flows and discount rates used by management included the following, amongst others:

●	We obtained an understanding of management's process over the impairment trigger tests and the resulting impairment tests.
●	We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.
●	We evaluated sensitivities in management's projections that could cause a substantial change to the impairments recorded, and or cause headroom to change in an impairment.
●	We evaluated projected cash flows by:
–

Comparing the projections to historical forecasts, historical growth rates, including assessing the effects from the ongoing pandemic, and information included in HEINEKEN's internal communications to the management and the Executive Board.

–	Challenging and comparing the projected sales volumes and revenues to, for example, external economic outlook data, external market data on the beer market and expected inflation rates.
●	With the assistance of our fair value specialists, we evaluated the reasonableness of discount rates, including testing the source information underlying the determination of the discount rates, testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the discount rates selected by management.

Management judgement related to the provisions for uncertain tax positions and the recoverability of deferred tax assets — Refer to Notes 9.2 and 12 to the financial statements

Critical Audit Matter Description

HEINEKEN operates across several tax jurisdictions and is subject to periodic challenges by local tax authorities during the normal course of business. In those cases where the amount of tax payable is uncertain, management establishes provisions based on its judgement of the probable amount of the related tax liability. Deferred tax assets are only recognized to the extent that it is probable that future taxable income will be available, against which unused tax losses can be utilized. This assessment is performed annually and based on budgets and business plans for the coming years, including planned commercial initiatives and the impact of COVID-19. HEINEKEN recorded uncertain tax positions and deferred tax assets for an amount of EUR 344 million and EUR 682 million, respectively, as of December 31, 2021.

The accounting for uncertain tax positions and deferred tax assets, as detailed in Notes 9.2 and 12 to the financial statements, inherently requires management to apply judgement in quantifying appropriate provisions (including assessing probable outcomes) for uncertain tax positions, and in determining the recoverability of deferred tax assets. Given the significant judgement applied by management, performing procedures to evaluate the reasonableness of probable outcomes for uncertain tax positions and the recoverability of deferred tax assets based on budgets and business plans, required a higher degree of auditor judgement, an increased extent of effort and a need to involve our own in-country tax specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures to address management’s judgements related to the provisions for uncertain tax positions and recoverability of deferred tax assets included the following, amongst others:

●	We obtained an understanding of management’s tax process related to the assessment of uncertain tax positions and the recoverability of deferred tax assets.
●	We involved our in-country tax specialists to assess tax risks, tax carry forward facilities, legislative developments and the status of ongoing local tax authority audits.
●	We challenged, with the help of our tax specialists, management’s judgement applied in quantifying provisions for tax uncertainties and assessing probable outcomes based on correspondence with tax authorities, case law and opinions from management’s tax experts.
●	We evaluated management’s ability to forecast taxable income accurately by comparing prior forecasts on future taxable income with the actual income for the year.
●	We evaluated management’s recoverability assessment, including the likelihood of generating sufficient future taxable income based on budgets, business plans, and tax losses carry forward facilities in the various tax jurisdictions (including expiry dates).

/s/ Deloitte Accountants B.V.

Amsterdam, the Netherlands
February 15, 2022

We have served as the Company’s auditor since 2015.

Consolidated Income Statement

For the year ended 31 December
In millions of €	Note	2021	2020	2019
Revenue	6.1	26,583	23,770	28,521
Excise tax expense	6.1	(4,642)	(4,055)	(4,552)
Net revenue	6.1	21,941	19,715	23,969
Other income	6.2	1,521	56	95
Raw materials, consumables and services	6.3	(13,535)	(12,450)	(14,592)
Personnel expenses	6.4	(3,485)	(3,669)	(3,880)
Amortisation, depreciation and impairments	6.6	(1,959)	(2,874)	(1,959)
Total other expenses		(18,979)	(18,993)	(20,431)
Operating profit		4,483	778	3,633
Interest income	11.1	49	50	75
Interest expenses	11.1	(462)	(497)	(529)
Other net finance income/(expenses)	11.1	14	(143)	(59)
Net finance expenses		(399)	(590)	(513)
Share of profit/(loss) of associates and joint ventures	10.3	250	(31)	164
Profit before income tax		4,334	157	3,284
Income tax expense	12.1	(799)	(245)	(910)
Profit/(Loss)		3,535	(88)	2,374
Attributable to:
Shareholders of the Company (net profit/(loss))		3,324	(204)	2,166
Non-controlling interests		211	116	208
Profit/(Loss)		3,535	(88)	2,374
Weighted average number of shares – basic	6.7	575,740,269	575,625,598	573,643,551
Weighted average number of shares – diluted	6.7	575,969,395	575,625,598	574,217,111
Basic earnings per share (€)	6.7	5.77	(0.36)	3.78
Diluted earnings per share (€)	6.7	5.77	(0.36)	3.77

Consolidated Statement of Other Comprehensive Income

For the year ended 31 December
In millions of €	Note	2021	2020	2019
Profit/(Loss)		3,535	(88)	2,374
Other comprehensive income/(loss), net of tax:
Items that will not be reclassified to profit or loss:
Remeasurement of post-retirement obligations	12.3	210	62	(210)
Net change in fair value through OCI investments	12.3	9	(98)	9
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	5(b)/6.2/12.3	1,033	(2,114)	369
Change in fair value of net investment hedges	12.3	(54)	76	(43)
Change in fair value of cash flow hedges	12.3	97	45	64
Cash flow hedges reclassified to profit or loss	12.3	(3)	4	21
Net change in fair value through OCI investments	12.3	—	(1)	1
Cost of hedging	11.6/12.3	(6)	(6)	(5)
Share of other comprehensive income of associates/joint ventures	10.3/12.3	54	16	(20)
Other comprehensive income/(loss), net of tax	12.3	1,340	(2,016)	186
Total comprehensive income/(loss)		4,875	(2,104)	2,560
Attributable to:
Shareholders of the Company		4,562	(2,127)	2,328
Non-controlling interests		313	23	232
Total comprehensive income/(loss)		4,875	(2,104)	2,560

Consolidated Statement of Financial Position

As at 31 December
In millions of €	Note	2021	2020
Intangible assets	8.1	20,762	15,767
Property, plant and equipment	8.2	12,401	11,551
Investments in associates and joint ventures	10.3	4,148	4,437
Loans and advances to customers	8.3	209	194
Deferred tax assets	12.2	682	779
Other non-current assets	8.4	1,070	884
Total non-current assets		39,272	33,612

Inventories	7.1	2,438	1,958
Trade and other receivables	7.2	3,662	2,807
Current tax assets		97	154
Derivative assets	11.6	96	77
Cash and cash equivalents	11.2	3,248	4,000
Assets classified as held for sale	10.2	37	24
Total current assets		9,578	9,020

Total assets		48,850	42,632

Shareholders’ equity	11.4	17,356	13,392
Non-controlling interests	11.4	2,344	1,000
Total equity		19,700	14,392

Borrowings	11.3	13,640	14,616
Post-retirement obligations	9.1	668	938
Provisions	9.2	636	688
Deferred tax liabilities	12.2	1,971	999
Other non-current liabilities	11.6	141	131
Total non-current liabilities		17,056	17,372

Borrowings	11.2/11.3	3,233	3,580
Trade and other payables	7.3	7,750	6,107
Returnable packaging deposits	7.4	476	454
Provisions	9.2	301	416
Current tax liabilities		268	259
Derivative liabilities	11.6	46	52
Liabilities associated with assets classified as held for sale	10.2	20	—
Total current liabilities		12,094	10,868

Total equity and liabilities		48,850	42,632

Consolidated Statement of Cash Flows

For the year ended 31 December
In millions of €	Note	2021	2020	2019
Operating activities
Profit/(Loss)		3,535	(88)	2,374
Adjustments for:
Amortisation, depreciation and impairments	6.6	1,959	2,874	1,959
Net interest expenses	11.1	413	447	454
Other income	6.2	(1,326)	(56)	(95)
Share of (profit)/loss of associates and joint ventures and dividend income on fair value through OCI investments		(256)	21	(173)
Income tax expenses	12.1	799	245	910
Other non-cash items		30	231	240
Cash flow from operations before changes in working capital and provisions		5,154	3,674	5,669
Change in inventories		(308)	(18)	(257)
Change in trade and other receivables		(697)	1,124	(245)
Change in trade and other payables and returnable packaging deposits		1,268	(759)	510
Total change in working capital		263	347	8
Change in provisions and post-retirement obligations		(290)	211	(121)
Cash flow from operations		5,127	4,232	5,556
Interest paid		(456)	(481)	(528)
Interest received		43	45	52
Dividends received		184	89	181
Income taxes paid		(717)	(749)	(924)
Cash flow related to interest, dividend and income tax		(946)	(1,096)	(1,219)
Cash flow from operating activities		4,181	3,136	4,337
Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		86	150	177
Purchase of property, plant and equipment		(1,324)	(1,501)	(1,915)
Purchase of intangible assets		(273)	(139)	(186)
Loans issued to customers and other investments		(196)	(177)	(249)
Repayment on loans to customers and other investments		40	44	64
Acquisition of subsidiaries, net of cash acquired		54	(26)	(183)
Acquisition of/additions to associates, joint ventures and other investments		(678)	(9)	(2,875)
Disposal of subsidiaries, net of cash disposed of		3	(29)	244
Disposal of associates, joint ventures and other investments		11	249	50
Cash flow (used in)/from investing activities		(2,277)	(1,438)	(4,873)
Financing activities
Proceeds from borrowings		1,571	6,037	2,288
Repayment of borrowings		(3,362)	(3,714)	(2,150)
Payment of lease commitments		(298)	(281)	(259)
Dividends paid		(796)	(811)	(1,223)
Purchase own shares and shares issued		12	11	428
Acquisition of non-controlling interests		(10)	(4)	(103)
Other		—	—	3
Cash flow (used in)/from financing activities		(2,883)	1,238	(1,016)
Net cash flow		(979)	2,936	(1,552)
Cash and cash equivalents as at 1 January		3,519	687	2,248
Effect of movements in exchange rates		16	(104)	(9)
Cash and cash equivalents as at 31 December	11.2	2,556	3,519	687

Consolidated Statement of Changes in Equity

						Cost of					Shareholders	Non-
			Share	Translation	Hedging	hedging	Fair value	Other legal	Reserve for	Retained	of the	controlling
In millions of €	Note	Share capital	premium	reserve	reserve	reserve	reserve	reserves	own shares	earnings	Company	interests	Total equity
Balance as at 31 December 2018		922	2,701	(3,288)	(38)	9	342	1,096	(415)	13,196	14,525	1,183	15,708
Changes in accounting policy*		—	—	—	—	—	—	—	—	3	3	—	3
Balance as at 1 January 2019*		922	2,701	(3,288)	(38)	9	342	1,096	(415)	13,199	14,528	1,183	15,711
Profit/(Loss)		—	—	—	—	—	—	172	—	1,994	2,166	208	2,374
Other comprehensive income/(loss)	12.3	—	—	287	85	(5)	10	—	—	(215)	162	24	186
Total comprehensive income/(loss)		—	—	287	85	(5)	10	172	—	1,779	2,328	232	2,560
Realised hedge results from non-financial assets		—	—	—	(66)	—	—	—	—	—	(66)	—	(66)
Transfer to retained earnings		—	—	3	—	—	(39)	(153)	—	189	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(949)	(949)	(272)	(1,221)
Purchase own shares or contributions received from NCI	11.4	—	—	—	—	—	—	—	320	98	418	11	429
Own shares delivered		—	—	—	—	—	—	—	32	(32)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	14	14	—	14
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	(126)	(126)	5	(121)
Changes in consolidation		—	—	—	—	—	—	—	—	—	—	5	5
Balance as at 31 December 2019		922	2,701	(2,998)	(19)	4	313	1,115	(63)	14,172	16,147	1,164	17,311

*  Restated for IFRS 16.

Consolidated Statement of Changes in Equity

						Cost of					Shareholders	Non-
			Share	Translation	Hedging	hedging	Fair value	Other legal	Reserve for	Retained	of the	controlling
In millions of €	Note	Share capital	premium	reserve	reserve	reserve	reserve	reserves	own shares	earnings	Company	interests	Total equity
Balance as at 1 January 2020		922	2,701	(2,998)	(19)	4	313	1,115	(63)	14,172	16,147	1,164	17,311
Profit/(Loss)		—	—	—	—	—	—	86	—	(290)	(204)	116	(88)
Other comprehensive income/(loss)	12.3	—	—	(1,929)	49	(6)	(99)	—	—	62	(1,923)	(93)	(2,016)
Total comprehensive income/(loss)		—	—	(1,929)	49	(6)	(99)	86	—	(228)	(2,127)	23	(2,104)
Realised hedge results from non-financial assets	12.3	—	—	—	(2)	—	—	—	—	—	(2)	—	(2)
Transfer to retained earnings		—	—	(13)	—	—	(160)	(30)	—	203	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(597)	(597)	(228)	(825)
Purchase own shares or contributions received from NCI shareholders	11.4	—	—	—	—	—	—	—	(5)	—	(5)	20	15
Own shares delivered		—	—	—	—	—	—	—	43	(43)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	(25)	(25)	—	(25)
Changes in consolidation		—	—	—	—	—	—	—	—	1	1	21	22
Balance as at 31 December 2020		922	2,701	(4,940)	28	(2)	54	1,171	(25)	13,483	13,392	1,000	14,392

						Cost of					Shareholders	Non-
			Share	Translation	Hedging	hedging	Fair value	Other legal	Reserve for	Retained	of the	controlling
In millions of €	Note	Share capital	premium	reserve	reserve	reserve	reserve	reserves	own shares	earnings	Company	interests	Total equity
Balance as at 1 January 2021		922	2,701	(4,940)	28	(2)	54	1,171	(25)	13,483	13,392	1,000	14,392
Profit/(Loss)		—	—	—	—	—	—	242	—	3,082	3,324	211	3,535
Other comprehensive income/(loss)	12.3	—	—	935	93	(6)	9	—	—	207	1,238	102	1,340
Total comprehensive income/(loss)		—	—	935	93	(6)	9	242	—	3,289	4,562	313	4,875
Realised hedge results from non-financial assets	12.3	—	—	—	(65)	—	—	—	—	—	(65)	—	(65)
Transfer to retained earnings		—	—	2	—	—	(7)	(285)	—	290	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(564)	(564)	(238)	(802)
Purchase own shares or contributions received from NCI shareholders	11.4	—	—	—	—	—	—	—	(14)	—	(14)	28	14
Own shares delivered		—	—	—	—	—	—	—	2	(2)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	55	55	—	55
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	(10)	(10)	—	(10)
Changes in consolidation	10	—	—	—	—	—	—	—	—	—	—	1,241	1,241
Balance as at 31 December 2021		922	2,701	(4,003)	56	(8)	56	1,128	(37)	16,541	17,356	2,344	19,700

Notes to the Consolidated Financial Statements

1.    Reporting entity

Heineken N.V. (the ‘Company’) is a public company domiciled in the Netherlands, with its head office in Amsterdam. The address of the Company's registered office is Tweede Weteringplantsoen 21, 1017 ZD, Amsterdam. The consolidated financial statements of the Company as at 31 December 2021 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’) and HEINEKEN’s interests in joint ventures and associates. The Company is registered in the Trade Register of Amsterdam No. 33011433.

HEINEKEN is primarily involved in the brewing and selling of beer and cider. Led by the Heineken® brand, HEINEKEN has a range of more than 300 international, regional, local and speciality beers and ciders.

2.    Basis of preparation

The consolidated financial statements are:

●	Prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2021 have been adopted by the EU. Consequently, the accounting policies applied by the Company also fully comply with IFRS as issued by the IASB.
●	Prepared by the Executive Board of the Company and authorised for issue on 15 February 2022 and will be submitted for adoption to the Annual General Meeting of Shareholders on 21 April 2022.
●	Prepared on the historical cost basis unless otherwise indicated.
●	Prepared on a going concern basis.
●	Presented in Euro, which is the Company’s functional currency.
●	Rounded to the nearest million unless stated otherwise.

In preparing the consolidated financial statements, HEINEKEN has considered climate change and the Brew a Better World (BaBW) commitments. In light of this, HEINEKEN has reviewed the significant accounting estimates and judgements as described in note 3(b), including the impact on indications for impairments (notes 8.1 and 8.2) and provisions and contingencies (notes 9.2 and 9.3). This review did not lead to significant changes in these accounting estimates and judgements.

3.    Significant events in the period and accounting estimates and judgements

(a) Impact of COVID-19 on the financial statements

HEINEKEN continued to operate in a COVID-19 impacted environment throughout 2021. Trading conditions remained challenging with varying degrees of impact across different countries. Despite the continued volatility and uncertainty across many markets, HEINEKEN reported a net profit of €3,324 million for the year ended 31 December 2021 (2020: €204 million, net loss, 2019: €2,166 million, net profit), mainly as a result of the exceptional gain recognised relating to the remeasurement to fair value of the previously-held equity interest in United Breweries Limited in India (refer to notes 6.2 and 10.1) and the exceptional losses from last year's impairment (refer to notes 8.1 and 8.2).

During its financial reporting process, HEINEKEN assessed the impact of COVID-19 on its financial estimates and judgements. All significant estimates and judgements are disclosed in the notes to the consolidated financial statements (if applicable). Notes containing the most significant estimates and judgements are referred to in note 3(b).

(b) Significant accounting estimates and judgement

In preparing these consolidated financial statements, management is required to make estimates and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses.

The application of accounting policies requires judgements that impact the amounts recognised. Additionally, amounts recognised are based on factors that are by default associated with uncertainty. Actual results may therefore differ from estimates. Where applicable, the estimates and judgements are described per note within the consolidated financial statements.

The following notes contain the most significant estimates and judgements:

Particular area involving significant estimates and judgements	Note
Significant judgement
Judgement on acting as principal versus agent with respect to excise tax expense	6.1 Operating segments
Judgement used in the identification and valuation of acquired assets and liabilities	10.1 Acquisition and disposals
Assessment of the recoverability of past tax losses	12.2 Deferred tax assets and liabilities
Significant estimates
Assumptions used in impairment testing	8.1 Intangible assets and 8.2 Property, plant and equipment
Assumptions for discount rates, future pension increases and life expectancy to calculate the defined benefit obligation	9.1 Post-retirement obligations
Estimating the likelihood and timing of potential cash flows relating to claims and litigation	9.2 Provisions and 9.3 Contingencies

4.    Changes in accounting policies

(a) Changed accounting policies in 2020

No new standards and amendments to existing standards, effective in 2020, had a significant impact on HEINEKEN’s consolidated financial statements.

(b) Changed accounting policies in 2021

No new standards or amendments to existing standards, effective in 2021, had a significant impact on HEINEKEN’s consolidated financial statements.

(c) Upcoming changes in accounting policies for 2022

No new standards or amendments to existing standards, effective in 2022, will have a significant impact on HEINEKEN ’s consolidated financial statements.

5.    General accounting policies

General

The accounting policies described in these consolidated financial statements have been applied consistently to all periods presented in these consolidated financial statements.

(a) Basis of consolidation

The consolidated financial statements are prepared as a consolidation of the financial statements of the Company and its subsidiaries. Subsidiaries are entities controlled by HEINEKEN. HEINEKEN controls an entity when it has power over the investee, is exposed or has the right to variable returns from its involvement with that entity and can affect those returns through its power over the entity. Control is generally obtained by ownership of more than 50% of the voting rights.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by HEINEKEN.

On consolidation, intra-HEINEKEN balances and transactions, and any unrealised gains and losses or income and expenses arising from intra-HEINEKEN transactions, are eliminated. Unrealised gains arising from transactions with associates and joint ventures (refer to note 10.3) are eliminated against the investment to the extent of HEINEKEN’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of HEINEKEN entities using the exchange rates at the transaction date. Receivables, payables and other monetary assets and liabilities denominated in foreign currencies are re-translated to the functional currency using the exchange rates at the balance sheet date. The resulting foreign currency differences are recognised in the income statement, except for foreign currency differences arising on re-translation of Fair Value through Other Comprehensive Income (FVOCI) investments and financial liabilities designated as a hedge of a net investment, which is recognised in other comprehensive income.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are re-translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items in a foreign currency that are measured at cost are translated into the functional currency at the exchange rate at the transaction date.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, and of intercompany loans with a permanent nature (quasi-equity) are translated to Euro at the exchange rates at the reporting date. The income and expenses of foreign operations are translated to Euro at the exchange rates that approximates the exchange rates ruling at the dates of the transactions, except for foreign operations in hyperinflationary economies. In 2021, HEINEKEN did not have any significant foreign operations in hyperinflationary economies.

Foreign currency differences are recognised in other comprehensive income and are presented within equity in the translation reserve. However, if the operation is not a wholly-owned subsidiary, the relevant proportionate share of the translation difference is allocated to the non-controlling interests. The cumulative amount in the translation reserve is (either fully or partly) reclassified to the income statement upon disposal (either fully or partly) or liquidation.

Exchange rates of key currencies

The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

In €	Year-end 2021	Year-end 2020%		Average 2021	Average 2020%
Brazilian Real (BRL)	0.1585	0.1569	1.0	0.1569	0.1698	(7.6)
Great Britain Pound (GBP)	1.1901	1.1123	7.0	1.1631	1.1244	3.4
Mexican Peso (MXN)	0.0428	0.0410	4.4	0.0417	0.0408	2.2
Nigerian Naira (NGN)	0.0021	0.0020	5.0	0.0021	0.0023	(8.7)
Polish Zloty (PLN)	0.2174	0.2167	0.3	0.2190	0.2250	(2.7)
Russian Ruble (RUB)	0.0117	0.0109	7.3	0.0115	0.0121	(5.0)
Singapore Dollar (SGD)	0.6545	0.6166	6.1	0.6293	0.6354	(1.0)
United States Dollar (USD)	0.8829	0.8149	8.3	0.8455	0.8758	(3.5)
Indian Rupee (INR)	0.0119	0.0112	6.3	0.0114	0.0118	(3.4)
Vietnamese Dong in 1,000 (VND)	0.0386	0.0351	10.0	0.0369	0.0377	(2.1)

In €	Year-end 2020	Year-end 2019%		Average 2020	Average 2019%
Brazilian Real (BRL)	0.1569	0.2215	(29.2)	0.1698	0.2265	(25.0)
Great Britain Pound (GBP)	1.1123	1.1754	(5.4)	1.1244	1.1396	(1.3)
Mexican Peso (MXN)	0.0410	0.0476	(13.9)	0.0408	0.0464	(12.1)
Nigerian Naira (NGN)	0.0020	0.0024	(16.7)	0.0023	0.0025	(8.0)
Polish Zloty (PLN)	0.2167	0.2348	(7.7)	0.2250	0.2327	(3.3)
Russian Ruble (RUB)	0.0109	0.0143	(23.8)	0.0121	0.0138	(12.3)
Singapore Dollar (SGD)	0.6166	0.6618	(6.8)	0.6354	0.6548	(3.0)
United States Dollar (USD)	0.8149	0.8902	(8.5)	0.8758	0.8932	(1.9)
Vietnamese Dong in 1,000 (VND)	0.0351	0.0385	(8.8)	0.0377	0.0384	(1.8)

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

6.    Operating activities

6.1    Operating segments

HEINEKEN distinguishes five reportable segments: Europe, Americas, Africa, Middle East & Eastern Europe, Asia Pacific and Head Office & Other/Eliminations. Information about these reportable segments are provided in the table below:

		Europe			Americas			Africa, Middle East &Eastern Europe			Asia Pacific			Head Office & Other/Eliminations			Consolidated
In millions of €	Note	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Net revenue (beia)		9,494	8,631	10,629	7,226	6,319	7,429	3,159	2,782	3,370	2,764	2,707	3,205	(744)	(716)	(740)	21,901	19,724	23,894
Third party revenue[2]		11,444	10,462	12,601	7,372	6,452	7,656	3,828	3,400	4,106	3,926	3,443	4,106	13	13	52	26,583	23,770	28,521
Interregional revenue		724	697	758	28	27	32	—	—	—	5	5	2	(757)	(729)	(792)	—	—	—
Revenue		12,168	11,159	13,359	7,400	6,479	7,688	3,828	3,400	4,106	3,931	3,448	4,108	(744)	(716)	(740)	26,583	23,770	28,521
Excise tax expense[3]		(2,638)	(2,528)	(2,728)	(174)	(160)	(181)	(664)	(626)	(737)	(1,166)	(741)	(906)	—	—	—	(4,642)	(4,055)	(4,552)
Net revenue[1]		9,530	8,631	10,631	7,226	6,319	7,507	3,164	2,774	3,369	2,765	2,707	3,202	(744)	(716)	(740)	21,941	19,715	23,969
Other income	6.2	31	47	12	207	5	9	12	3	1	1,271	1	73	—	—	—	1,521	56	95

Operating profit		1,156	(7)	1,286	1,217	540	1,176	414	119	369	1,850	425	934	(154)	(299)	(132)	4,483	778	3,633

Net finance expenses	11.1																(399)	(590)	(513)
Share of profit/(loss) of associates and joint ventures	10.3	10	(4)	17	87	31	67	36	17	40	115	(51)	44	2	(24)	(4)	250	(31)	164
Income tax expense	12.1																(799)	(245)	(910)
Profit/(Loss)																	3,535	(88)	2,374
Attributable to:
Shareholders of the Company (net profit/(loss))																	3,324	(204)	2,166
Non-controlling interests																	211	116	208

Operating profit reconciliation
Operating profit/(loss)		1,156	(7)	1,286	1,217	540	1,176	414	119	369	1,850	425	934	(154)	(299)	(132)	4,483	778	3,633
Eia[1]		4	454	150	(2)	505	28	28	145	39	(1,097)	442	151	(1)	97	18	(1,069)	1,643	387
Operating profit (beia)[1]		1,160	447	1,436	1,215	1,045	1,204	442	264	408	753	867	1,085	(155)	(202)	(114)	3,414	2,421	4,020
1	This is a subtotal. Due to rounding, this balance may not always cast.
2	Includes other revenue of €274 million in 2021 (2020: €261 million, 2019: €356 million).
3

Next to the €4,642 million of excise tax expense included in revenue (2020: €4,055 million, 2019: €4,552 million), €1,606 million of excise tax expense is collected on behalf of third parties and excluded from revenue (2020: €1,613 million, 2019: €1,813 million).

		Europe			Americas			Africa, Middle East & Eastern Europe			Asia Pacific			Head Office & Other/Eliminations			Consolidated
In millions of €	Note	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Current segment assets		2,606	2,291	2,918	2,367	1,766	2,286	1,255	1,155	1,451	1,542	1,215	1,239	1,661	2,370	394	9,431	8,797	8,288
Non-current segment assets		12,015	11,815	12,417	7,748	7,243	9,149	2,203	2,162	2,543	11,513	6,312	7,586	937	848	875	34,416	28,380	32,570
Investments in associates and joint ventures		258	282	305	790	838	864	260	221	237	2,839	3,095	3,452	1	1	10	4,148	4,437	4,868
Total segment assets		14,879	14,388	15,640	10,905	9,847	12,299	3,718	3,538	4,231	15,894	10,622	12,277	2,599	3,219	1,279	47,995	41,614	45,726
Unallocated assets																	855	1,018	778
Total assets																	48,850	42,632	46,504

Segment liabilities		3,860	3,792	4,441	2,547	2,176	2,760	1,566	1,366	1,590	1,330	951	1,127	1,892	2,333	2,664	11,195	10,618	12,582
Unallocated liabilities																	17,955	17,622	16,611
Total equity																	19,700	14,392	17,311
Total equity and liabilities																	48,850	42,632	46,504

Purchase of owned property, plant and equipment	8.2	441	498	706	523	334	617	338	298	426	180	100	263	14	20	17	1,496	1,250	2,029
Acquisition of goodwill	8.1	12	9	33	—	—	13	—	—	23	632	2	—	—	—	—	644	11	69
Purchases of intangible assets	8.1	57	70	85	34	23	43	7	12	17	30	9	9	145	25	32	273	139	186
Depreciation of owned property, plant and equipment	8.2	(515)	(557)	(538)	(296)	(296)	(322)	(234)	(235)	(244)	(140)	(137)	(135)	(10)	(13)	(11)	(1,195)	(1,238)	(1,250)
Impairment (net of reversal) of owned property, plant and equipment	8.2	(1)	(195)	—	(15)	(135)	—	—	(68)	(9)	—	(65)	(43)	—	—	—	(16)	(463)	(52)
Amortisation of intangible assets	8.1	(82)	(77)	(76)	(88)	(99)	(117)	(8)	(8)	(9)	(168)	(153)	(160)	(43)	(52)	(37)	(389)	(389)	(399)
Impairment (net of reversal) of intangible assets	8.1	(2)	(1)	—	(70)	(225)	—	—	(26)	(8)	—	(200)	(12)	—	(14)	—	(72)	(466)	(20)

Reconciliation of segment profit or loss

The table below presents the reconciliation of operating profit before exceptional items and amortisation of acquisition-related intangibles (operating profit beia) to profit before income tax.

In millions of €	2021	2020	2019
Operating profit (beia)	3,414	2,421	4,020
Amortisation of acquisition-related intangible assets included in operating profit	(286)	(273)	(309)
Exceptional items included in operating profit	1,355	(1,370)	(78)
Share of profit/(loss) of associates and joint ventures	250	(31)	164
Net finance expenses	(399)	(590)	(513)
Profit before income tax	4,334	157	3,284

The 2021 exceptional items and amortisation of acquisition-related intangibles in operating profit amount to €1,069 million, net benefit (2020: €1,643 million, net expense, 2019: €387 million, net expense). This amount consists of:

●	€286 million (2020: €273 million, 2019: €309 million) of amortisation of acquisition-related intangibles recorded in operating profit.
●	€1,355 million net benefit (2020: €1,370 million, net expense, 2019: €78 million, net expense) of exceptional items recorded in operating profit. This includes nil exceptional items on revenue (2020: nil, 2019: €78 million exceptional benefit on revenue, mainly relating to tax credits in Brazil) and €41 million exceptional excise tax benefit (2020: €8 million of exceptional expenses, 2019: €2 million of exceptional expenses), €1,270 million of exceptional gain on previously-held equity interest from United Breweries Limited and €187 million net exceptional benefit related to tax credits in Brazil recorded in other income (2020: nil, 2019: nil), net restructuring expenses of €32 million (2020: €331 million, 2019: €91 million), impairments (net of reversal) of €108 million, including €203 million for Lagunitas (total impairments in 2020: €963 million of impairments, Total impairments in 2019: €85 million of impairments) and €3 million of other exceptional net expenses, including loss on disposals (2020: €68 million, net expenses, 2019: €22 million, net benefit).

Accounting estimates and judgements

Due to the complexity and variety in tax legislation, significant judgement is applied in the assessment of whether excise tax expenses are borne by HEINEKEN or collected on behalf of third parties.

HEINEKEN makes estimates when determining discount accruals in revenue at year-end, specifically for conditional discounts. Refer to note 7.3 for more explanation on how discount accruals are estimated.

Accounting policies

Segment reporting

Operating segments are reported consistently with the internal reporting provided to the Executive Board, which is considered to be HEINEKEN’s chief operating decision-maker. An operating segment is a component of HEINEKEN that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of HEINEKEN’s other components. All operating segments’ operating results are reviewed regularly by the Executive Board to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

The first four reportable segments as presented in the segmentation tables are HEINEKEN’s business regions. These business regions are each managed separately by a Regional President, who reports to the Executive Board, and is directly accountable for the functioning of the segment’s results, assets and liabilities. The Head Office operating segment falls directly under the responsibility of the Executive Board. The Executive Board reviews the performance of the segments based on internal management reports monthly.

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

Performance is measured based on operating profit (beia), as included in the internal management reports that are reviewed by the Executive Board. Beia stands for ‘before exceptional items and amortisation of acquisition-related intangibles’. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. Exceptional items include, among others, impairments of goodwill and fixed assets (and reversal of impairments), gains and losses from acquisitions and disposals, redundancy costs following a restructuring, past service costs and curtailments, the tax impact on exceptional items and tax rate changes (the one-off impact on deferred tax positions).

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

Revenue

The majority of HEINEKEN’s revenue is generated by the sale and delivery of products to customers. The product range of HEINEKEN mainly consists of beer, soft drinks and cider. Products are mostly own-produced finished goods from HEINEKEN’s brewing activities, but also contain purchased goods for resale from HEINEKEN’s wholesale activities. HEINEKEN’s customer group can be split between on-trade customers like cafés, bars and restaurants and off-trade customers like retailers and wholesalers. Due to HEINEKEN’s global footprint, its revenue is exposed to strategic and financial risks that differ per region.

Revenue is recognised when control over products has been transferred and HEINEKEN fulfilled its performance obligation to the customer. For the majority of the sales, control is transferred either at delivery of the products or upon pickup by the customer from HEINEKEN’s premises.

Revenue is recognised based on the price specified in the contract, net of returns, discounts, sales taxes and excise taxes collected on behalf of third parties.

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

Excise tax expense

Local tax authorities impose multiple taxes, duties and fees. These include excise on the sale or production of alcoholic beverages, environmental taxes on the use of certain raw materials or packaging materials, or the energy consumption in the production process. Excise duties are common in the beverage industry but levied differently amongst the countries HEINEKEN operates in. HEINEKEN performs a country by country analysis to assess whether the excise duty is sales-related or effectively a production tax. In most countries, excise duties are effectively a production tax as excise duties become payable when goods are moved from bonded warehouses and are not based on the sales value. In these countries, increases in excise duties are not always (fully) passed on to customers and HEINEKEN cannot, or can only partly, reclaim the excise duty in the case products are eventually not sold to customers. Excise tax is borne by HEINEKEN for these countries and shown as expenses. Only for those countries where excise is levied at the moment of the sales transaction and excise is based on the sales value, the excise duties are collected on behalf of a tax authority and consequently deducted from revenue. Due to the complexity and variety in tax legislation, significant judgement is applied in the assessment of whether taxes are borne by HEINEKEN or collected on behalf of a third party.

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

6.2    Other income

Other income includes the gain on sale from transactions that do not arise from contracts with customers and are therefore presented separately from revenue.

In millions of €	2021	2020	2019
Gain on sale of property, plant and equipment	41	35	20
Gain on sale of intangible assets	9	20	—
Gain on sale of subsidiaries, joint ventures and associates	5	1	75
Gain on previously held equity-interests	1,270	—	—
Tax credits	196	—	—
	1,521	56	95

In 2021, other income mainly relates to a gain on previously held equity-interest in United Breweries Limited (UBL) in India of €1,270 million, after obtaining control of UBL on 29 July 2021 (refer to note 10.1). This amount includes a loss of €113 million relating to the recycling of currency exchange differences from the translation reserve, which is included in the currency translation differences in the statement of other comprehensive income.

The Brazilian Supreme Court confirmed, in May 2021, that ICMS1 should be excluded from PIS/COFINS2 taxable basis. During the year ended 31 December 2021, the analysis regarding the unduly paid PIS/COFINS for the period 2001 until 2021 was completed. As a result, tax credits for an amount of €196 million have been recognised in other income and €96 million in other net finance income (refer to note 11.1).

The cash flows resulting from the recognised tax credits are included in cash flow from operating activities in the consolidated statement of cash flow.

Accounting policies

Other income is recognised in profit or loss when control over the sold asset is transferred to the buyer. The amount recognised as other income equals the proceeds obtained from the buyer minus the carrying value of the sold asset.

As part of a step acquisition, any previously held equity interest in the acquiree is remeasured to fair value on the date of the acquisition. The difference between the carrying value and the fair value of the previously held equity interest is recognised in other income.

[1]	ICMS: This is a state-level sales tax imposed on the physical movement of merchandise.
[2]	PIS/COFINS: PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are federal sales taxes based on the turnover of companies.

6.3    Raw materials, consumables and services

In millions of €	2021	2020	2019
Raw materials	1,925	1,811	2,068
Non-returnable packaging	4,031	3,691	4,058
Goods for resale	1,217	920	1,501
Inventory movements	96	17	(75)
Marketing and selling expenses	2,091	2,044	2,632
Transport expenses	1,222	1,080	1,325
Energy and water	529	476	572
Repair and maintenance	503	474	519
Other expenses	1,921	1,937	1,992
	13,535	12,450	14,592

Other expenses in raw materials, consumables and services mainly include consulting expenses of €242 million (2020: €187 million, 2019: €219 million), telecom and office automation of €277 million (2020: €271 million, 2019: €272 million), warehousing expenses of €189 million (2020: €179 million, 2019: €195 million), other taxes of €118 million (2020: €109 million, 2019: €75 million), short-term lease expenses of €61 million (2020: €58 million, 2019: €73 million) and low-value lease expenses of €30 million (2020: €33 million, 2019: €39 million).

Accounting policies

Expenses are recognised based on accrual accounting. This means that expenses are recognised when the product is received or the service is provided regardless of when cash outflow takes place. Costs related to power purchase agreements are included as part of 'Energy and water’.

6.4    Personnel expenses

The average number of full-time equivalent (FTE) employees, excluding contractors, in 2021 was 82,257 (2020: 84,394 FTE, 2019: 85,853 FTE), divided per region as follows:

In millions of €	2021	2020	2019
Europe	26,776	28,566	29,045
Americas	33,162	32,601	32,694
Africa, Middle East & Eastern Europe	12,662	14,142	14,375
Asia Pacific	9,657	9,085	9,739
	82,257	84,394	85,853

The increase in Asia Pacific is mainly due to the acquisition of UBL in India (refer to note 10.1). The full-year impact on average FTE will only be reflected as from next year. The decrease in Europe and Africa Middle East & Eastern Europe is mainly due to restructuring as a result of the productivity programme related to EverGreen.

A total of 3,925 FTEs are based in the Netherlands (2020: 4,218 FTE, 2019: 4,120 FTE). The decrease in FTEs based in the Netherlands during 2021 is due to restructuring and temporary contracts not being renewed.

As a result of the COVID-19 pandemic, HEINEKEN received government grants related to personnel expenses in various countries amounting to €37 million (2020: €49 million), including furlough arrangements for 661 FTEs (2020: 1,573 FTEs).

HEINEKEN employees receive compensations such as salaries and wages, pensions (refer to note 9.1) and share-based payments (refer to note 6.5). Other personnel expenses include expenses for contractors of €114 million (2020: €128 million, 2019: €183 million) and a reversal of restructuring provision of €4 million (2020: €343 million, expense, 2019: €84 million, expense). Refer to note 9.2 for the restructuring provisions.

In millions of €	Note	2021	2020	2019
Wages and salaries		2,382	2,228	2,536
Compulsory social security contributions		365	367	386
Contributions to defined contribution plans		53	51	58
Expenses related to defined benefit plans	9.1	102	104	78
Expenses related to other long-term employee benefits		3	7	12
Equity-settled share-based payment plan	6.5	51	(1)	31
Other personnel expenses		529	913	779
		3,485	3,669	3,880

Accounting policies

Personnel expenses

Personnel expenses are recognised when the related service is provided. For more details on accounting policies related to post-retirements obligations and share-based payments refer to notes 9.1 and 6.5 respectively.

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

Long-term incentive plan (LTIP)

HEINEKEN has a performance-based LTIP for the Executive Board and senior management. Under this LTIP, share rights are conditionally awarded to participants on an annual basis. The vesting of these rights is subject to the performance of Heineken N.V. on specific internal performance conditions and continued service over a three-calendar year period by the employee. The share rights are not dividend-bearing during the performance period.

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

The grant date, fair market value (FMV) at the grant date, service period and vesting date for the LTIP are visualised below:

LTI Plan	31-12-2018	31-12-2019	31-12-2020	31-12-2021	31-12-2022	31-12-2023

2019-2021	grant date		performance period		vesting date
FMV €72.48
2020-2022		grant date		performance period	vesting date
FMV €90.11
2021-2023			grant date		performance period	vesting date
FMV €87.03
Total LTIP expenses recognised in 2021

The number of outstanding share rights and the movement over the year under the LTIP of the Executive Board and senior management is as follows:

	Number of share rights 2021	Number of share rights 2020
Outstanding as at 1 January	851,689	1,746,018
Granted during the year	444,541	457,906
Forfeited during the year	(113,363)	(104,002)
Cancelled during the year	(60,145)	—
Vested previous year	—	(764,496)
Performance adjustment	698,647	(483,737)
Outstanding as at 31 December	1,821,369	851,689
Share price as at 31 December	98.86	91.22

At vesting, HEINEKEN deducts a number of shares to cover payroll taxes and mandatory withholdings on behalf of the individual employees. Therefore, the number of Heineken N.V. shares to be received by LTIP participants is a net (after-tax) number. In line with its decision not to pay out any incentives to senior management in 2021, HEINEKEN cancelled LTIP 2018-2020, so no shares have been vested under this plan. Ownership of the vested LTIP 2019-2021 shares will transfer to the Executive Board members shortly after the publication of the annual results in 2021 and to senior management on 1 April 2022.

Other share-based compensation plans

Under the Extraordinary share plans for senior management, in 2021 58,566 shares were granted and 17,878 (gross) shares vested. These extraordinary grants only have a service condition and vest between one and five years. The expenses relating to these additional grants are recognised in profit or loss during the vesting period. In 2021, expenses amounted to €4 million (2020: €1 million).

Matching shares granted to the Executive Board are disclosed in note 13.3.

Personnel expenses

The total share-based compensation expense that is recognised in 2021 amounts to €51 million (2020: €(1) million share-based compensation income, 2019: €31 million share-based compensation expense).

In millions of €	Note	2021	2020	2019
Share rights granted in 2017		—	—	13
Share rights granted in 2018		—	(21)	8
Share rights granted in 2019		7	4	10
Share rights granted in 2020		21	16	—
Share rights granted in 2021		23	—	—
Total expense recognised in personnel expenses	6.4	51	(1)	31

Accounting estimates

The grant date fair value is calculated by adjusting the share price at the grant date for estimated foregone dividends during the performance period, as the participants are not entitled to receive dividends during that period. The foregone dividends are estimated by applying HEINEKEN’s dividend policy on the latest forecasts of net profit (beia).

At each balance sheet date, HEINEKEN uses its latest forecasts to calculate the expected realisation on the performance targets per plan. The number of shares is adjusted to the new target realisation and HEINEKEN increases/decreases the total plan cost. The cumulative effect is recorded in the profit or loss, with a corresponding adjustment to equity.

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

Share-based compensation expenses are recorded in the profit or loss, with a corresponding adjustment to equity.

6.6    Amortisation, depreciation and impairments

In millions of €	Note	2021	2020	2019
Property, plant and equipment	8.2	1,487	1,981	1,540
Intangible assets	8.1	461	855	419
Other		11	38	—
		1,959	2,874	1,959

Property, plant and equipment include depreciation and impairment of ROU assets of €276 million (2020: €280 million, 2019: €238 million).

For more information on impairment losses, refer to note 8.2.

Accounting policies

Refer to note 8.1 for the accounting policy on impairments and amortisation, and to note 8.2 for the policy on depreciation.

6.7    Earnings per share

The calculation of earnings per share (EPS) for the period ended 31 December 2021 is based on the profit attributable to the shareholders of the Company (net profit/(loss)) and the weighted average number of shares outstanding (basic and diluted) during the year ended 31 December 2021.

In € per share (basic or diluted) for the period ended 31 December	2021	2020	2019
Basic earnings per share	5.77	(0.36)	3.78
Diluted earnings per share	5.77	(0.36)	3.77

Refer to the table below for the information used in the calculation of the basic and diluted earnings per share.

Weighted average number of shares – basic and diluted

	2021	2020	2019
Total number of shares issued	576,002,613	576,002,613	576,002,613
Effect of own shares held	(262,344)	(377,015)	(2,359,062)
Weighted average number of basic shares outstanding for the year	575,740,269	575,625,598	573,643,551
Dilutive effect of share-based payment plan obligations	229,127	—	573,560
Weighted average number of diluted shares outstanding for the year	575,969,395	575,625,598	574,217,111

In 2020, the shares related to the employee incentive programme (196,007 shares) were excluded in the calculation of the weighted average number of diluted shares outstanding, as these had an anti-dilutive impact due to the reported net loss.

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

7.    Working capital

7.1    Inventories

Inventories include raw and packaging materials, work in progress, spare parts, goods for resale and finished products.

In millions of €	2021	2020
Raw materials	445	321
Work in progress	324	228
Finished products	499	460
Goods for resale	396	331
Non-returnable packaging	338	241
Other inventories and spare parts	436	377
	2,438	1,958

In 2021, the change in inventories written off to net realisable value was €11 million, release (2020: €20 million, write off 2019: €7 million, write off).

Accounting policies

Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on a weighted average cost and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

7.2    Trade and other receivables

Trade and other receivables arise during ordinary activities, for example from the sale of inventory, from proceeds for contract brewing or from royalty fees.

In millions of €	2021	2020
Trade receivables	2,376	1,768
Other receivables	865	636
Trade receivables due from associates and joint ventures	13	20
Prepayments	408	383
	3,662	2,807

Trade and other receivables contain a net impairment loss of €28 million (2020: €141 million, 2019: €65 million) from contracts with customers, which is included in expenses for raw materials, consumables and services.

The ageing of trade and other receivables (excluding prepayments) as at 31 December 2021 is as follows:

	2021		Past due
In millions of €	Total	Not past due	0-30 days	31-120 days	> 120 days
Gross	3,708	2,788	322	196	402
Allowance	(454)	(72)	(34)	(45)	(303)
	3,254	2,716	288	151	99

	2020		Past due
In millions of €	Total	Not past due	0-30 days	31-120 days	> 120 days
Gross	2,928	1,872	245	262	549
Allowance	(504)	(79)	(19)	(76)	(330)
	2,424	1,793	226	186	219

The movement in allowance for credit losses for trade and other receivables during the year is as follows:

In millions of €	2021	2020
Balance as at 1 January	504	434
Changes in consolidation	2	—
Transfers	—	10
Addition to allowance	46	143
Allowance used	(77)	(58)
Allowance released	(18)	(2)
Other	(6)	—
Effect of movements in exchange rates	3	(23)
Balance as at 31 December	454	504

Accounting estimates

HEINEKEN determines on each reporting date the impairment of trade and other receivables using a model (e.g. flow rate method) which estimates the lifetime expected credit losses that will be incurred on these receivables. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. These assessments include any change in credit risk due to the continued or changing impact of the COVID-19 pandemic. For more information on HEINEKEN's credit risk exposure refer to note 11.5.

Accounting policies

Trade and other receivables are held by HEINEKEN to collect the related cash flows. These receivables are measured at fair value and subsequently at amortised cost minus any impairment losses. Trade and other receivables are derecognised by HEINEKEN when substantially all risks and rewards are transferred or if HEINEKEN does not retain control over the receivables.

7.3    Trade and other payables

In the ordinary course of business, payable positions arise towards suppliers of goods and services, as well as to other parties. Refer to the table below for the different types of trade and other payables.

In millions of €	2021	2020
Trade payables	4,631	3,663
Accruals	1,615	1,232
Taxation and social security contributions	999	845
Interest	177	187
Dividends	23	13
Other payables	305	167
	7,750	6,107

As a result of the COVID-19 pandemic, in some countries, HEINEKEN was allowed a short-term postponement of payments of certain indirect taxes, such as value-added taxes. As at 31 December 2021, an amount of €42 million (2020: €98 million) of delayed indirect tax payments is included in trade and other payables.

Accounting estimates

HEINEKEN makes estimates in the determination of discount accruals. When discounts are provided to customers, these reduce the transaction price and consequently the revenue. The conditional discounts in revenue (refer to note 6.1) are estimated based on accumulated experience supported by historical and current sales information. Expected sales volumes are determined taking into account (historical) sales patterns and other relevant information. A discount accrual is recognised for expected volume and discounts due to customers in relation to sales made until the end of the reporting period.

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

Returnable packaging materials

The majority of returnable packaging materials are classified as property, plant and equipment. The category ‘Other fixed assets’ in property, plant and equipment (refer to note 8.2) includes €830 million (2020: €824 million) of returnable packaging materials.

Returnable packaging deposit liability

In certain markets, HEINEKEN has the legal or constructive obligation to take back the materials from the market. A deposit value is generally charged upon the sale of the finished product, which is reimbursed when the empty returnable packaging material is returned.

In millions of €	2021	2020
Returnable packaging deposits	476	454

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

	2021							2020
In millions of €	Note	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Cost
Balance as at 1 January		11,149	4,552	2,051	946	1,081	19,779	11,898	4,979	2,300	1,064	1,037	21,278
Changes in consolidation	10.1	644	3,644	—	(4)	(3)	4,281	11	13	(14)	(17)	(1)	(8)
Purchased/internally developed		—	112	1	36	124	273	—	—	1	3	135	139
Transfer (to)/from assets classified as held for sale	10.2	—	(2)	—	—	(1)	(3)	—	(3)	—	—	—	(3)
Disposals		—	(1)	—	—	(31)	(32)	—	—	(1)	(1)	(38)	(40)
Effect of movements in exchange rates		485	407	120	55	15	1,082	(760)	(437)	(235)	(103)	(52)	(1,587)
Balance as at 31 December		12,278	8,712	2,172	1,033	1,185	25,380	11,149	4,552	2,051	946	1,081	19,779

Amortisation and impairment losses
Balance as at 1 January		(471)	(1,409)	(1,182)	(332)	(618)	(4,012)	(433)	(1,026)	(1,169)	(328)	(553)	(3,509)
Changes in consolidation		—	—	—	—	(3)	(3)	—	—	7	8	—	15
Amortisation charge for the year	6.6	—	(149)	(108)	(28)	(104)	(389)	—	(124)	(113)	(40)	(112)	(389)
Impairment losses	6.6	—	(134)	—	—	—	(134)	(39)	(369)	(38)	(3)	(17)	(466)
Reversals of impairments	6.6	—	53	9	—	—	62	—	—	—	—	—	—
Transfer to/(from) assets classified as held for sale	10.2	—	2	—	—	1	3	—	—	—	—	—	—
Disposals	—	1	—	—	25	26	—	—	—	—	34	34
Effect of movements in exchange rates		3	(72)	(71)	(25)	(6)	(171)	1	110	131	31	30	303
Balance as at 31 December		(468)	(1,708)	(1,352)	(385)	(705)	(4,618)	(471)	(1,409)	(1,182)	(332)	(618)	(4,012)

Carrying amount
As at 1 January		10,678	3,143	869	614	463	15,767	11,465	3,953	1,131	736	484	17,769
As at 31 December		11,810	7,004	820	648	480	20,762	10,678	3,143	869	614	463	15,767

Goodwill impairment testing

For impairment testing, goodwill in respect of Europe, Americas (excluding Brazil) and Asia Pacific (excluding India) is allocated and monitored on a regional basis. For Brazil, India, subsidiaries within Africa, Middle East & Eastern Europe and Head Office, goodwill is allocated and monitored on an individual country basis. The total amount of goodwill of €11,810 million (2020: €10,678 million) is allocated to each (group of) Cash Generating Unit (CGU) as follows:

The increase in goodwill of €1,132 million compared to 2020, mainly relates to €631 million goodwill recognised for the acquisition of UBL (India, refer to note 10.1) and the movement in exchange rates of €488 million.

The carrying amount of a CGU is compared to the recoverable amount of the CGU. The recoverable amounts of the (group of) CGUs are based on the higher of the fair value less costs of disposal (FVLCD) and value in use (VIU) calculations. CGUs for which the recoverable amount is based on a VIU model represent 94% of goodwill. VIU is determined by discounting the future cash flows generated from the continuing use of the CGU using a pre-tax discount rate.

The key assumptions used for the value in use calculations are as follows:

●	Cash flows are projected based on actual operating results and the approved business plan. Cash flows thereafter are extrapolated up to a 10-year period (Europe 5-year) using an expected annual volume growth rate per country, which is based on external sources. Based on past experience, management considers this period to reflect the long-term development of the local beer business.
●	The beer price growth per year, after the forecast period, is assumed to be the expected country-specific annual long-term inflation, which is based on external sources.
●	Cash flows after the first 10-year period (Europe 5-year) are extrapolated using a perpetual growth rate equal to the expected 30-year average inflation (2020: 10-year average inflation), in order to calculate the terminal recoverable amount. For Europe, a return on inflation-linked bond rates is used to extrapolate cash flows.
●	A CGU-specific pre-tax weighted average cost of capital (WACC) was applied per CGU in determining the recoverable amount of the units.

The values assigned to the key assumptions used for the VIU calculations are as follows:

In %	Pre-tax WACC	Expected annual long-term inflation applied for years 2026-2031	Expected volume growth rates applied for years 2026-2031
Europe	7.9	2.0	1.7
Americas (excluding Brazil)	9.9	2.8	1.1
Brazil	12.4	3.1	0.9
Africa, Middle East & Eastern Europe	13.5 - 22.3	5.0 - 7.3	3.5 - 5.1
Asia Pacific (excluding India)	11.2	3.3	1.6
Head Office	11.0	3.0	1.8

Impairment losses

In 2021, climate risks did not give rise to indicators that an impairment exist.

The annual goodwill impairment test did not result in an impairment loss for the current year (2020: nil). The impairment test required as a result of the identification of impairment indicators resulted in an impairment (net of reversal) of €72 million on intangible assets other than goodwill (2020: €39 million on goodwill and €427 million on intangible assets other than goodwill), which was charged to profit and loss (refer to note 8.2).

Sensitivity to changes in assumptions

The outcome of a sensitivity analysis of a 100 basis points adverse change in key assumptions (i.e. lower growth rates or higher discount rates respectively) did not result in a materially different outcome for the impairment test and the headroom for none of the CGUs would have been reduced to nil.

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

Amortisation is charged to profit or loss on a straight-line basis over the estimated useful life. HEINEKEN believes that straight-line depreciation most accurately reflects the expected pattern of consumption of the future economic benefits embodied in the intangible asset.

Accounting policies

Goodwill

Goodwill represents the difference between the fair value of the net assets acquired and the transaction price of the acquisition. Goodwill arising on the acquisition of associates and joint ventures is included in the carrying amount of the associates and joint ventures.

Goodwill is measured at cost less accumulated impairment losses. Goodwill is allocated to individual or groups of CGUs for impairment testing and is tested annually for impairment. Negative goodwill is recognised directly in profit or loss as other income. An impairment loss in respect of goodwill cannot be reversed.

Brands, customer-related and contract-based intangibles

Brands, customer-related and contract-based intangibles acquired as part of a business combination are recognised at fair value. Otherwise, these acquired intangibles are recognised at cost and amortised over the estimated useful life of the individual brand, respectively over the remaining useful life of the customer relationships or the period of the contractual arrangements.

Strategic brands are well-known international/local brands with a strong market position and an established brand name.

Software, research and development and other intangible assets

Purchased software is measured at cost less accumulated amortisation. Expenditure on internally developed software is capitalised when the expenditure qualifies as development activities, otherwise, it is recognised in profit or loss when incurred.

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

Amortisation

Amortisation is calculated over the cost of the asset less its residual value. Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use. The estimated useful lives are as follows:

● Strategic brands	40 - 50 years
● Other brands	5 - 25 years
● Customer-related and contract-based intangibles	5 - 25 years
● Re-acquired rights	3 - 12 years
● Software	3 - 7 years
● Capitalised development costs	3 years

The amortisation method, useful lives and residual values are reassessed annually. Changes in useful lives or residual value are recognised prospectively.

De-recognition of intangible assets

Intangible assets are derecognised when disposed of or sold. Gains on sale of intangible assets are presented in profit or loss as other income (refer to note 6.2); losses on sale are included in amortisation. Goodwill is derecognised when the related CGU is sold.

Impairment of non-financial assets

At each reporting date, HEINEKEN reviews the carrying amounts of its non-financial assets (except for inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated.

Furthermore, HEINEKEN assesses goodwill and other intangible assets with an indefinite useful life annually for impairment.

For impairment testing, assets are grouped into the smallest group of assets that generate cash inflows from continuing use. The CGU for other non-financial assets is often the operating company on a country level. The recoverable amount of an asset or CGU is the higher of an asset’s FVLCD and VIU. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or CGU.

An impairment loss is recognised in profit or loss if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are first allocated to goodwill and intangible assets with an indefinite useful life. A remaining impairment loss is then allocated to the other assets in the unit on a pro-rata basis. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation if no impairment loss had been recognised.

8.2    Property, plant and equipment

Property, plant and equipment (P,P&E) are fixed assets that are owned by HEINEKEN, as well as right of use (ROU) assets under a lease agreement. Owned and ROU assets are held for use in HEINEKEN’s operating activities. Refer to the table below for the split between owned assets and ROU assets as per balance sheet date:

In millions of €	2021	2020
Property, plant and equipment - owned assets	11,518	10,606
Right of use assets	883	945
	12,401	11,551

Owned assets

The table below details the historical cost per asset class and the movements during the year for owned assets.

		2021					2020
In millions of €	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost
Balance as at 1 January		7,042	9,455	5,699	669	22,865	7,418	9,638	5,778	1,077	23,911
Changes in consolidation and other transfers	10.1	187	171	13	13	384	25	97	9	3	134
Purchases		20	55	251	1,170	1,496	37	35	295	883	1,250
Transfer of completed projects under construction		119	393	279	(791)	—	217	613	331	(1,161)	—
Transfer (to)/from assets classified as held for sale		(21)	(29)	(9)	—	(59)	(62)	(21)	(2)	—	(85)
Disposals		(40)	(112)	(384)	(6)	(542)	(46)	(131)	(269)	(4)	(450)
Effect of movements in exchange rates		227	166	85	13	491	(547)	(776)	(443)	(129)	(1,895)
Balance as at 31 December		7,534	10,099	5,934	1,068	24,635	7,042	9,455	5,699	669	22,865

Depreciation and impairment losses
Balance as at 1 January		(2,586)	(5,605)	(3,999)	(69)	(12,259)	(2,367)	(5,464)	(3,850)	—	(11,681)
Changes in consolidation and other transfers		—	(4)	4	—	—	(32)	(101)	(2)	—	(135)
Depreciation charge for the year	6.6	(156)	(460)	(579)	—	(1,195)	(166)	(443)	(629)	—	(1,238)
Impairment losses	6.6	(6)	(43)	(1)	(2)	(52)	(224)	(110)	(60)	(69)	(463)
Reversals of impairments	6.6	4	19	10	3	36	—	—	—	—	—
Transfer to/(from) assets classified as held for sale		13	26	9	—	48	40	11	2	—	53
Disposals		34	110	374	—	518	30	128	260	—	418
Effect of movements in exchange rates		(62)	(91)	(65)	5	(213)	133	374	280	—	787
Balance as at 31 December		(2,759)	(6,048)	(4,247)	(63)	(13,117)	(2,586)	(5,605)	(3,999)	(69)	(12,259)

Carrying amount
As at 1 January		4,456	3,850	1,700	600	10,606	5,051	4,174	1,928	1,077	12,230
As at 31 December		4,775	4,051	1,687	1,005	11,518	4,456	3,850	1,700	600	10,606

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

Impairment losses

In 2021, climate risks did not give rise to indications that an impairment exists.

In 2021, impairments (net of reversal) of €16 million on owned P,P&E (2020: €463 million, 2019: €52 million), €20 million on ROU assets (2020: €34 million, 2019: €14 million), €72 million on intangible assets with finite useful life (2020: €427 million, 2019: €14 million) and goodwill of nil (2020: €39 million, 2019: €6 million) were recorded. The impairment charges mainly relate to Lagunitas (€203 million) and is primarily driven by a slower recovery from COVID-19, being behind HEINEKEN’s internal expectation of the US market rebound. Additionally, various smaller reversals of impairments were recorded, relating to Americas.

The determination of the recoverable amount of Lagunitas is based on a VIU valuation, which is based on a discounted 5-year cash flow forecast. Cash flows after the first 5-year period are extrapolated using a perpetual growth rate equal to the expected 30-year compounded average inflation, in order to calculate the terminal recoverable amount. The key assumptions used to determine the cash flows are based on market expectations and management's best estimate.

Impairments are recorded on the line ‘amortisation, depreciation and impairments’ in the Income Statement. For a split per asset class, refer to the movement schedules in notes 8.1 and 8.2.

See the table below for the key assumptions:

	2021		2020
	Lagunitas		Lagunitas
In %	2022 - 2025	2026	2021-2023	2024-2025
Pre-tax WACC (in local currency)	8.4	8.4	6.7	6.7
Expected annual long-term inflation	2.1	2.1	1.9	1.9
Expected volume growth	(0.4)	2.0	0.1	2.0

Right of use (ROU) assets

HEINEKEN leases stores, pubs, offices, warehouses, cars, (forklift) trucks and other equipment in the ordinary course of business. HEINEKEN has around 35,000 leases with a wide range of different terms and conditions, depending on local regulations and practices. Many leases contain extension and termination options, which are included in the lease term if HEINEKEN is reasonably certain to exercise the option. Refer to the table below for the carrying amount of ROU assets per asset class per balance sheet date:

In millions of €	2021	2020
Land and buildings	692	672
Equipment	191	273
Carrying amount ROU assets as at 31 December	883	945

In 2021, €223 million was added to the ROU assets as a result of entering into new lease contracts and the remeasurement of existing leases (2020: €329 million). The depreciation and impairments of ROU assets for the financial year ending 31 December is as follows:

In millions of €	2021	2020
Land and buildings	180	185
Equipment	96	95
Depreciation and impairments for ROU assets	276	280

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

Land and assets under construction are not depreciated. When assets under construction are ready for their intended use, they are transferred to the relevant category and depreciation starts. All other P,P&E items are depreciated over their estimated useful life to the asset’s residual value.

The depreciation method, residual value and useful lives are reassessed annually. Changes in useful lives or residual value are recognised prospectively.

HEINEKEN reviews whether indicators for impairment exist on a CGU level. When an indicator of impairment exists, assets are tested for impairment. Impairment losses on assets, other than goodwill, recognised in prior periods are assessed at each reporting date for any indication of a reversal, due to observable indications that the asset's value has increased significantly or other significant changes with favourable effects.

Derecognition of Property, plant and equipment

P,P&E is derecognised when it is scrapped or sold. Gains on sale of P,P&E are presented in profit or loss as other income (refer to note 6.2); losses on sale are included in depreciation.

Right of use (ROU) assets

Definition of a lease

A contract contains a lease if it provides the right to control the use of an identified asset for a period of time in exchange for an amount payable to the lessor. The right to control the use of the identified asset exists when having the right to obtain substantially all of the economic benefits from the use of that asset and when having the right to direct the use of that asset.

HEINEKEN as a lessee

At the start date of the lease, HEINEKEN (lessee) recognises a ROU asset and a lease liability on the balance sheet. The ROU asset is initially measured at cost, and subsequently at cost less accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. For measurement of the lease liability, refer to note 11.3.

HEINEKEN applies the following practical expedients for the recognition of leases:

●	The short-term lease exemption means that leases with a duration of less than a year are expensed in the income statement on a straight-line basis.
●	The low-value lease exemption, meaning that leased assets with an individual value of €5 thousand or less if bought new, are expensed in the income statement on a straight-line basis.

HEINEKEN as a lessor

A lease is classified as a finance lease when it transfers substantially all the risks and rewards relating to ownership of the underlying asset to the lessee. For contracts where HEINEKEN acts as an intermediate lessor, the subleases are classified with reference to the ROU asset.

Lease related notes

For lease liabilities, refer to note 11.3 Borrowings. For short-term and low-value leases, refer to other expenses in note 6.3 Raw materials, consumables and services. For the lease receivables, refer to other receivables in note 8.4 Other non-current assets and other receivables in note 7.2 Trade and other receivables. For the contractual maturities of lease liabilities, refer to note 11.5 Credit, liquidity and market risk.

8.3    Loans and advances to customers

Loans and advances to customers are inherent to HEINEKEN’s business model. Loans to customers are repaid in cash on fixed dates while the settlement of advances to customers is linked to the sales volume of the customer. Loans and advances to customers are usually backed by collateral such as properties.

In millions of €	2021	2020
Loans to customers	56	53
Advances to customers	153	141
Loans and advances to customers	209	194

The movement in allowance for impairment losses for loans and advances to customers during the year is as follows:

In millions of €	2021	2020
Balance as at 1 January	90	79
Transfers	(2)	(10)
Addition to allowance	5	30
Allowance used	(14)	2
Allowance released	(12)	(7)
Effect of movements in exchange rates	2	(4)
Balance as at 31 December	69	90

Accounting estimates

HEINEKEN determines at each reporting date the impairment of loans and advances to customers using an expected credit loss model, which estimates the credit losses over 12 months. If a significant increase in credit risk occurs (e.g. more than 30 days overdue, change in credit rating, payment delays in other receivables from the customer), credit losses over the lifetime of the asset are incurred. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. Judgement is required for the calculation of expected credit losses and considers the continued and changing impact of the COVID-19 pandemic. For more information on HEINEKEN’s credit risk exposure refer to note 11.5.

Accounting policies

Loans and advances to customers are initially measured at fair value and subsequently at amortised cost minus any impairment losses.

8.4    Other non-current assets

Other non-current assets mainly consist of Fair Value through Other Comprehensive Income (FVOCI) investments, prepayments and other receivables with a duration longer than 12 months.

In millions of €	Note	2021	2020
Fair value through OCI investments		135	117
Non-current derivatives	11.6	6	21
Loans to joint ventures and associates		28	30
Long-term prepayments		392	375
Other receivables		509	341
Other non-current assets		1,070	884

The FVOCI investments primarily consist of equity securities. HEINEKEN designates these investments as FVOCI as these are not held for trading purposes.

Other receivables include lease receivables of €148 million (2020: €160 million). The average outstanding term of the lease receivables, including the short-term portion of lease receivables, is 3.0 years (2020: 3.4 years). It further includes tax credits of €161 million recognised in Brazil (refer to note 6.2). The remainder of other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian authorities on which interest is calculated in accordance with Brazilian legislation. The collection of this receivable is expected to be beyond a period of five years. A part of the aforementioned qualifies for indemnification towards FEMSA and is provided for.

Sensitivity analysis – equity securities

An increase or decrease of 1% in the share price of the equity securities at the reporting date would not have a material impact.

Accounting estimates

HEINEKEN determines on each reporting date the impairment of other receivables using an expected credit loss model, which estimates the credit losses over 12 months. Only in case of a significant increase in credit risk occurs (e.g. more than 30 days overdue, change in credit rating, payment delays in other receivables from the customer) the credit losses over the lifetime of the asset are incurred. Individually significant other receivables are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. For more information on HEINEKEN’s credit risk exposure refer to note 11.5.

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

In millions of €	2021	2020
Present value of unfunded defined benefit obligations	169	203
Present value of funded defined benefit obligations	10,013	9,387
Total present value of defined benefit obligations	10,182	9,590
Fair value of defined benefit plan assets	(9,680)	(8,757)
Present value of net obligations	502	833
Asset ceiling items	101	48
Defined benefit plans included under non-current assets	6	5
Recognised liability for defined benefit obligations	609	886
Other long-term employee benefits	59	52
	668	938

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

The defined benefit pension plans in the Netherlands (NL) and the United Kingdom (UK) represent the majority of the total defined benefit plan assets and the present value of the defined benefit obligations.

Refer to the table below for the split of these plans in the total present value of the net obligations of HEINEKEN.

	2021	2020	2021	2020	2021	2020	2021	2020
In millions of €	UK	UK	NL	NL	Other	Other	Total	Total
Total present value of defined benefit obligations	4,288	4,063	4,562	4,102	1,332	1,425	10,182	9,590
Fair value of defined benefit plan assets	(4,137)	(3,751)	(4,523)	(4,059)	(1,020)	(947)	(9,680)	(8,757)
Present value of net obligations	151	312	39	43	312	478	502	833

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

In 2021, the increase in the fair value of defined benefit plan assets is mainly due to the higher value of equity investments. The higher defined benefit obligation is mainly due to a higher pension growth rate assumption, partially offset by a higher discount rate. HEINEKEN’s cash contribution to the Dutch pension plan was at the maximum level. The same level will apply in 2022.

Defined benefit plan in the United Kingdom

HEINEKEN’s UK plan (Scottish & Newcastle pension plan ‘SNPP’) was closed to future accrual in 2011 and the liabilities thus relate to past service before plan closure. Based on the triennial review finalised in early 2019, HEINEKEN has renewed the funding plan (until 31 May 2023) including an annual deficit reduction contribution of GBP39.2 million in 2018, thereafter increasing with GBP1.7 million per year. At the end of 2018, an agreement (the ‘Funding Agreement’) was reached with the UK pension fund Trustees on a more conservative longer-term funding and investment approach towards 2030. This agreement has been formalised during 2019 and signed in early 2020, which leads to a gradual decrease in investment risk. The current schedule of deficit recovery payments until May 2023 will remain in place. As of June 2023, deficit recovery payments will be conditional on the funding position of the pension fund and will be capped on the current contribution level.

In 2021, the increase in the fair value of defined benefit plan assets is mainly due to the higher value of debt investments. The higher defined benefit obligation is mainly due to higher pension growth rates partially offset by a higher discount rate.

Defined benefit plans in other countries

In a few other countries, HEINEKEN offers defined benefit plans, which are individually not significant to HEINEKEN. The majority of these plans are closed for new participants.

Movement in net defined benefit obligation

The movement in the net defined benefit obligation during the year is as follows:

		Present value of		Fair value of defined		Present value
		defined benefit obligations		benefit plan assets		of net obligations
In millions of €	Note	2021	2020	2021	2020	2021	2020
Balance as at 1 January		9,590	9,517	(8,757)	(8,451)	833	1,066
Included in profit or loss
Current service cost		106	111	—	—	106	111
Past service cost/(credit)		(9)	(10)	—	—	(9)	(10)
Administration expense		—	—	5	4	5	4
Effect of any settlement		—	(1)	—	—	—	(1)
Expense recognised in personnel expenses	6.4	97	100	5	4	102	104
Interest expense/(income)	11.1	107	145	(93)	(122)	14	23
		204	245	(88)	(118)	116	127
Included in OCI
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from	12.3
Demographic assumptions		67	(112)	—	—	67	(112)
Financial assumptions		346	605	—	—	346	605
Experience adjustments		13	(22)	—	—	13	(22)
Return on plan assets excluding interest income[1]		—	—	(726)	(525)	(726)	(525)
Effect of movements in exchange rates		309	(280)	(288)	234	21	(46)
		735	191	(1,014)	(291)	(279)	(100)
Other
Changes in consolidation and reclassification	10.1	12	(8)	(10)	13	2	5
Contributions paid:
By the employer		—	—	(165)	(265)	(165)	(265)
By the plan participants		24	24	(24)	(24)	—	—
Benefits paid		(378)	(379)	378	379	—	—
Settlements		(5)	—	—	—	(5)	—
		(347)	(363)	179	103	(168)	(260)
Balance as at 31 December		10,182	9,590	(9,680)	(8,757)	502	833

1     The total OCI impact for the current year also included movement resulting from asset ceiling increase between 2020 and 2021.

Defined benefit plan assets

	2021			2020
In millions of €	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Equity instruments:
Europe	462	—	462	411	—	411
Northern America	1,218	—	1,218	868	—	868
Japan	135	—	135	153	—	153
Asia other	254	—	254	213	—	213
Other	89	156	245	83	76	159
	2,158	156	2,314	1,728	76	1,804
Debt instruments:
Bonds – investment grade	5,631	817	6,448	4,634	723	5,357
Bonds – non-investment grade	526	294	820	393	162	555
	6,157	1,111	7,268	5,027	885	5,912

Derivatives	38	(1,474)	(1,436)	35	(473)	(438)
Properties and real estate	326	615	941	20	860	880
Cash and cash equivalents	179	78	257	169	63	232
Investment funds	12	264	276	9	319	328
Other plan assets	114	(54)	60	13	26	39
	669	(571)	98	246	795	1,041
Balance as at 31 December	8,984	696	9,680	7,001	1,756	8,757

In 2021, the UK fund carried out two de-risking steps due to strong progress towards its funding objectives. The strategic allocation to equities was reduced from 20% to 6% of plan assets. In addition, the allocation to investment-grade credit instruments was increased from 12.5% to 26.5%.

The HEINEKEN pension funds monitor the mix of debt and equity securities in their investment portfolios based on market expectations. Material investments within the portfolio are managed on an individual basis. Through its defined benefit pension plans, HEINEKEN is exposed to several risks, the most significant are detailed below.

Risks associated with defined benefit plans

Asset volatility

The plan liabilities are calculated using a discount rate set with reference to AA corporate bond yields. If the return on the plan assets is less than the return on the liabilities implied by this assumption, this will create a deficit. Both the Netherlands and the UK plans hold a significant proportion of equities (although as stated above the UK reduced equity exposure over the year), which are expected to outperform corporate bonds in the long term while providing volatility and risk in the short term.

In the Netherlands, an Asset-Liability Matching (ALM) study is performed at least on a triennial basis, the last ALM study was performed in 2021. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. As at 31 December 2021 the strategic asset mix comprises 38% of plan assets in equity securities, 30% in bonds, 12.5% in other investments, 10% in mortgage and 9.5% in real estate.

In the UK, an actuarial valuation is performed at least on a triennial basis. The valuation is the basis for the funding plan, strategic investment policies and the (long-term) strategic investment mix. The valuation as at 31 October 2021 is currently underway. Following various de-risking activities that took place in 2021, the strategic mix of assets comprises 30% of plan assets in liability-driven investments, 26.5% in corporate bonds, 15% in higher-yielding credit, 15% in private markets, 7.5% in long lease property and 6% in equities. As part of the Funding Agreement, the strategic asset mix will evolve between now and 2030 to provide greater certainty of return, lower volatility and higher cash generation.

Interest rate risk

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ fixed-rate instruments holdings.

In the Netherlands, interest rate risk is partly managed through fixed-income investments. These investments match the liabilities by 24% on average during the year (2020: 24%). In the UK, interest rate risk is partly managed through the use of a mixture of fixed income investments and interest rate swap instruments. These investments and instruments match 96% of the interest rate sensitivity of the total liabilities as measured on a Gilts +1% liability basis (2020: 84% as measured on the same basis).

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

HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. In the UK, inflation is partly managed through the use of a mixture of inflation-linked derivative instruments. These instruments match 96% of the inflation-linked liabilities as measured on a Gilts + 1% liability basis (2020: 84% as measured on the same basis).

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will increase the plans’ liabilities. This is particularly significant in the UK plan, where inflation-linked increases result in higher sensitivity to changes in life expectancy. In 2015, the Trustee of HEINEKEN UK’s pension plan implemented a longevity hedge to remove the risk of a higher increase in life expectancy than anticipated for the 2015 population of pensioners.

Principal actuarial assumptions as at the balance sheet date

Based on the significance of the Dutch and UK pension plans compared with the other plans, the table below refers to the major actuarial assumptions for those two plans as at 31 December:

	The Netherlands		UK1
In %	2021	2020	2021	2020
Discount rate as at 31 December	1.1	0.5	1.8	1.4
Future salary increases	2.0	2.0	—	—
Future pension increases	1.3	0.2	3.4	3.0

1    The UK plan is closed for future accrual, leading to certain assumptions being equal to zero.

For the other defined benefit plans, the following actuarial assumptions apply as at 31 December:

	Europe		Americas
In %	2021	2020	2021	2020
Discount rate as at 31 December	0.3-1.1	0.2-0.8	8.0-8.2	6.9-12.0
Future salary increases	0.0-3.1	0.0-3.5	0.0-4.5	0.0-4.5
Future pension increases	0.0-2.0	0.0-1.5	0.0-3.5	0.0-3.5
Medical cost trend rate	—	—	5.1-7.0	0.0-15.1

Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands, the rates are obtained from the ‘AG-Prognosetafel 2020’, fully generational. For the UK, the future mortality rates are obtained by applying the Continuous Mortality Investigation 2020 projection model.

The weighted average duration of the defined benefit obligation at the end of the reporting period is 18 years.

HEINEKEN expects the contributions to be paid for the defined benefit plans for 2022 to be in line with 2021.

Sensitivity analysis

As at 31 December, changes to one of the relevant actuarial assumptions that are considered reasonably possible, holding other assumptions constant, would have affected the defined benefit obligation by the following amounts:

	2021		2020
	Increase in	Decrease in	Increase in	Decrease in
Effect in millions of €	assumption	assumption	assumption	assumption
Discount rate (0.5% movement)	(876)	989	(620)	689
Future salary growth (0.25% movement)	33	(31)	15	(13)
Future pension growth (0.25% movement)	403	(407)	378	(338)
Medical cost trend rate (0.5% movement)	4	(3)	6	(5)
Life expectancy (1 year)	484	(479)	438	(436)

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

Accounting policies

Defined contribution plans

A defined-contribution plan is a post-retirement plan for which HEINEKEN pays fixed contributions to a separate entity. HEINEKEN has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay out employees.

Defined benefit plans

A defined benefit plan is a post-retirement plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

HEINEKEN’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefits that employees have earned in return for their service in the current and prior periods; those benefits are discounted to determine its present value. The fair value of any defined benefit plan assets is deducted. The discount rate is the yield at balance sheet date on high quality credit-rated bonds that have maturity dates approximating to the terms of HEINEKEN’s obligations and are denominated in the same currency in which the benefits are expected to be paid.

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

		Claims
		and		Restruc-	Onerous
In millions of €	Note	litigation	Taxes	turing	contracts	Other	Total
Balance as at 1 January 2021		255	255	422	28	144	1,104
Transfers		(52)	57	—	—	(11)	(6)
Changes in consolidation	10.1	—	62	—	—	1	63
Provisions made during the year		55	18	74	7	73	227
Provisions used during the year		(4)	(5)	(186)	(4)	(19)	(218)
Provisions reversed during the year		(68)	(53)	(78)	(8)	(52)	(259)
Effect of movements in exchange rates		2	6	1	2	2	13
Unwinding of discounts		8	4	1	—	—	13
Balance as at 31 December 2021		196	344	234	25	138	937
Non-current		152	286	105	6	87	636
Current		44	58	129	19	51	301

The provisions as at 31 December 2021 do not contain significant provisions relating to climate-related matters.

Claims and litigation

The provisions for claims and litigation of €196 million (2020: €255 million) mainly relate to civil and labour claims in Brazil.

Taxes

The provisions for taxes of €344 million (2020: €255 million) relate to indirect taxes not within the scope of IAS 12 and mainly relate to Brazil. Tax legislation in Brazil is highly complex and subject to interpretation, therefore the timing of the cash outflows for these provisions is uncertain.

Restructuring

The decrease in the provisions for restructuring of €188 million is mainly related to the usage of the prior year provision for the productivity programme related to EverGreen.

Other provisions

Included are, among others, provisions for credit risk on surety and guarantees issued of €53 million (2020: €57 million).

Accounting estimates

In determining the likelihood and timing of potential cash outflows, HEINEKEN needs to make estimates. For claims, litigation and tax provisions, HEINEKEN bases its assessment on internal and external legal assistance and established precedents. For large restructuring, management assesses the timing of the costs to be incurred, which influences the classification as current or non-current liabilities.

Accounting policies

A provision is a liability of uncertain timing or amount. A provision is recognised when HEINEKEN has a present legal or constructive obligation as a result of past events that can be estimated reliably, and it is probable (> 50%) that an outflow of economic benefits will be required to settle the obligation. In the case of accounting for business combinations, provisions are also recognised when the likelihood is less than probable but more than remote (> 5%).

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, using a pre-tax rate that reflects the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as part of net finance expenses.

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

Other provisions

A provision for guarantees is recognised at the time the guarantee is issued (refer to note 9.3 for the total guarantees outstanding). The provision is initially measured at fair value and subsequently at the higher of the amount determined in accordance with the expected credit loss model and the amount initially recognised.

9.3 Contingencies

HEINEKEN’s contingencies are mainly in the area of tax, civil cases and guarantees. As at 31 December 2021, HEINEKEN does not have significant contingencies relating to climate-related matters.

Tax

The tax contingencies mainly relate to tax positions in Latin America and include a large number of cases with a risk assessment lower than probable but possible. Assessing the amount of tax contingencies is highly judgemental, and the timing of possible outflows is uncertain. The best estimate of tax-related contingent liabilities is €1,139 million (2020: €707 million), out of which €77 million (2020: €70 million) qualifies for indemnification. For several tax contingencies that were part of acquisitions, an amount of €175 million (2020: €197 million) has been recognised as provisions and other non-current liabilities in the balance sheet (refer to notes 9.2 and 11.6).

Other contingencies

Brazil civil cases

Part of other contingencies relates to civil cases in Brazil. Management's best estimate of the potential financial impact for these cases is €47 million (2020: €27 million).

Other

Part of other contingencies relate to two follow-on damage cases for a total amount claimed of €478 million, which arose as a result of the fine imposed by the Greek Competition Commission in 2014 against our subsidiary Athenian Brewery for alleged abuse of its dominant position. It is not possible to estimate the outcome of these claims with any degree of certainty for a number of reasons, including but not limited to the fact that (i) Athenian Brewery’s appeal against the fine imposed by the Greek Competition Commission is pending before the Greek Council of State, (ii) the question whether the Dutch courts can assume (international) jurisdiction over these claims, insofar they are made against Athenian Brewery, is pending before the Dutch Supreme Court, and (iii) Athenian Brewery and HEINEKEN have raised defences against these claims, both on procedural grounds and on the merits. The amount of these potential liabilities (if any) can therefore not be measured with sufficient reliability. There are no reimbursements applicable for these cases.

As at 31 December 2021, €37 million (2020: €15 million) of other contingencies related to acquisitions is included in provisions (refer to note 9.2).

Guarantees

				More than
In millions of €	Total 2021	Less than 1 year	1-5 years	5 years	Total 2020
Guarantees to banks for loans (to third parties)	349	60	283	6	330
Other guarantees	2,025	1,340	501	184	865
Guarantees	2,374	1,400	784	190	1,195

Guarantees to banks for loans relate to loans and advances to customers, which are given to external parties in the ordinary course of business of HEINEKEN. HEINEKEN provides guarantees to the banks to cover the credit risk related to these loans (refer to note 9.2 for the provision for credit risk on these guarantees).

Other guarantees include a €1.1 billion guarantee issued concerning the offer to acquire Distell Group Holdings Limited (refer to note 13.2).

Accounting estimates and judgements

HEINEKEN operates in a high number of jurisdictions and is subject to a wide variety of taxes per jurisdiction. Tax legislation can be highly complex and subject to interpretation. As a result, HEINEKEN is required to exercise significant judgement in the recognition of taxes payable and determination of tax contingencies.

Also for the other contingencies, HEINEKEN is required to exercise significant judgement to determine whether the risk of loss is possible but not probable. Contingencies involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.

Accounting policies

A contingent liability is a liability of uncertain timing and amount. Contingencies are not recognised in the balance sheet because the existence can only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of HEINEKEN or because the risk of loss is estimated to be possible (>5%) but not probable (<50%) or because the amount cannot be measured reliably.

10. Acquisitions, disposals and investments

10.1 Acquisitions and disposals

Acquisition of additional shares in UBL

On 23 June 2021, HEINEKEN acquired an additional 39,644,346 ordinary shares in UBL for €673 million (including directly attributable costs), taking its shareholding in UBL from 46.5% to 61.5%. On this date, HEINEKEN did not obtain control as UBL’s Articles of Association contained certain provisions that precluded HEINEKEN from exercising control.

On 29 July 2021, an Annual General Meeting of Shareholders of UBL was held in which relevant provisions in the Articles of Association were changed. Following these changes, HEINEKEN obtained control and consolidated UBL as of that date.

UBL is the market leader in India with a strong network of breweries across the country with a large portfolio led by the Kingfisher brand. The acquisition transforms HEINEKEN’s existing business by extending its footprint, increasing scale and further strengthening its brand portfolio.

The Kingfisher brand portfolio represents the majority of the intangible assets valued at UBL. The goodwill is mainly attributable to earnings beyond the period over which intangible assets are amortised. None of the goodwill recognised is expected to be deductible for income tax purposes.

Upon obtaining control, the existing equity interest in UBL was revalued to fair value, which resulted in a gain in previously-held equity interest of €1,270 million (refer to note 6.2 and 10.3). The fair value of the equity interest was based on the share price at the date of obtaining control of UBL (level 1 fair value hierarchy).

The following table summarises the recognised amounts of assets acquired and liabilities assumed at the acquisition date and the fair value of the previously-held interest in UBL:

In millions of €	UBL
Property, plant and equipment	405
Intangible assets	3,637
Inventories	121
Trade and other receivables	149
Cash and cash equivalents	59
Other assets	40
Assets acquired	4,411
Current liabilities	165
Deferred tax liabilities	950
Other non-current liabilities	80
Liabilities assumed	1,195
Total net identifiable assets	3,216

In millions of €
Fair value of previously-held interest	2,609
Plus: Non-controlling interests	1,238
Minus: Net identifiable assets acquired	3,216
Goodwill on acquisition	631

Non-controlling interests are measured at the proportionate share in the recognised net assets.

UBL received an order from the Competition Commission in India with the imposition of €89 million as a penalty, related to an investigation of allegations of price-fixing. No provision is recognised in the opening balance sheet as it is not possible to reliably estimate its ultimate financial impact, given the nascency of the competition regime, limited precedent on the quantum of penalty payable if an appeal is filed as well as HEINEKEN's defence. The penalty forms part of 'Other contingencies', refer to note 9.3.

No material acquisition-related costs have been recognised in the income statement for the period ended 31 December 2021.

HEINEKEN considers the measurement period for acquiring control of UBL to be closed as at 31 December 2021. Any adjustments afterwards will be recognised in the consolidated income statement.

The amount of revenue recognised for UBL after obtaining control amounts to €665 million; the amount of loss recognised after obtaining control amounts to €(8) million. If control was obtained on 1 January 2021, revenue and profit for HEINEKEN would have been €27,475 million and €3,520 million respectively.

The acquisition of additional shares in UBL is the only significant acquisition during the year. There were no other significant acquisitions or disposals during 2021.

Accounting estimates and judgements

The fair value of brands and reacquired rights acquired in a business combination is generally determined using the multi-period excess earnings method (MEEM). The valuation takes into account forecasted cash inflows and outflows and a fair return on all other assets that support the generation of the related cash flows.

Estimates are also applied when determining the fair value of legal cases and tax positions in the acquired entity. The fair value is based on estimates of the likelihood, the expected timing and the amount of the potential cash outflow. Provisions for legal cases and non-income tax positions are recognised at fair value even if it is not probable that an outflow will be required to settle the obligation. After initial recognition and until the liability is settled, cancelled or expired, the contingent liability is measured at the higher of the amount that would be recognised in accordance with IAS 37 and the initial liability amount. For income tax positions, HEINEKEN applies IAS 12, which requires recognition of provisions only when the likelihood of cash outflow is considered probable.

Accounting policies

When HEINEKEN obtains control over an entity, the initial accounting for its assets and liabilities is at fair value. The difference between the fair value of the consideration transferred (plus the fair value of any previously-held equity interest in the acquiree and the recognised amount of any non-controlling interests in the acquiree) and the net recognised amount of the identifiable assets acquired and liabilities assumed, is calculated. When the difference is negative, a bargain purchase gain is recognised immediately in the income statement. When the difference is positive, goodwill is recognised on the balance sheet.

Changes to the initial fair value of the acquired assets and liabilities, based on new information about the circumstances at the acquisition date, can be made up to a maximum of 12 months after the acquisition date.

Acquisition-related costs are directly expensed in the income statement.

10.2 Assets or disposal groups classified as held for sale

The assets and liabilities below are classified as held for sale following the commitment of HEINEKEN to a plan to sell these assets and liabilities. Efforts to sell these assets and liabilities have commenced and are expected to be completed within one year.

In millions of €	2021	2020
Current assets	10	—
Property, plant and equipment	27	17
Other non-current assets	—	7
Assets classified as held for sale	37	24
Current liabilities	(19)	—
Non-current liabilities	(1)	—
Liabilities associated with assets classified as held for sale	(20)	—

Accounting estimates and judgements

HEINEKEN classifies assets or disposal groups as held for sale when they are available for immediate sale in their present condition and the sale is highly probable. HEINEKEN should be committed to the sale and it should be unlikely that the plan to sell will be withdrawn. This might be difficult to demonstrate in practice and involves judgement.

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

10.3 Investments in associates and joint ventures

HEINEKEN has interests in several joint ventures and associates. The total carrying amount of these associates and joint ventures was €4,148 million as at 31 December 2021 (2020: €4,437 million) and the total share of profit and other comprehensive income was a profit of €304 million in 2021 (2020: €(15) million, loss, 2019: €144 million, profit). The share of profit of associates and joint ventures includes a net reversals of impairment losses of €10 million (2020: €139 million, impairment, 2019: €30 million, impairment).

As of 29 July 2021, HEINEKEN has obtained control of UBL and is consolidated within HEINEKEN as of that date and therefore no longer included in investments in associates and joint ventures (refer to note 10.1).

The associate CRH (Beer) Limited (‘CBL’) is considered to be individually material. HEINEKEN holds a shareholding of 40% in CBL as of 29 April 2019. CBL holds a controlling interest of 51.67% in China Resources Beer (Holdings) Co. Ltd. ('CR Beer'), a company incorporated in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited, operating in the beer business in China. Consequently, HEINEKEN has an effective 20.67% economic interest in CR Beer. Based on the closing share price of HKD63.85 as at 31 December 2021, the fair value of this economic interest in CR Beer amounts to €4,847 million. The carrying amount of CBL as at 31 December 2021 amounts to €2,752 million.

Set out below is the summarised financial information of CR Beer, not adjusted for the percentage of ownership held by HEINEKEN. The financial information has been amended to reflect adjustments made by HEINEKEN when using the equity method (such as fair value adjustments). Due to a difference in reporting timelines, the financial information is included with a two-month delay. This means that the financial information included relates to the period November 2020-October 2021. The reconciliation of the summarised financial information to the carrying amount of the effective interest in CR Beer is also presented.

In millions of €	31 October 2021	31 October 2020
Summarised balance sheet (100%)
Non-current assets	8,671	7,657
Current assets	1,822	1,281
Non-current liabilities	(1,774)	(1,313)
Current liabilities	(2,673)	(2,241)
Net assets	6,046	5,384

Reconciliation to carrying amount
Opening net assets	5,384	5,801
Profit for the period	301	47
Other comprehensive income	532	(395)
Dividends paid	(171)	(69)
Closing net assets	6,046	5,384

Company’s share in %	20.67%	20.67%
Company’s share	1,250	1,113
Goodwill	1,502	1,395
Carrying amount	2,752	2,508

	November 2020	November 2019	May 2019 to
In millions of €	to October 2021	to October 2020	October 2019
Summarised income statement (100%)
Revenue	4,360	3,996	2,500
Profit	301	47	61
Other comprehensive income	532	(395)	(86)
Total comprehensive income	833	(348)	(25)

Dividends received	36	14	13

Summarised financial information for equity-accounted joint ventures and associates

The following table includes, in aggregate, the carrying amount and HEINEKEN’s share of profit and OCI of joint ventures and associates (net of income tax):

	Joint ventures			Associates¹
In millions of €	2021	2020	2019	2021	2020	2019
Carrying amount of interests	984	1,574	1,734	3,164	2,863	3,134
Share of:
Profit or (loss) from continuing operations	113	(34)	112	137	3	52
Other comprehensive income/(loss)	30	(2)	4	24	18	(24)
	143	(36)	116	161	21	28

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

11. Financing and capital structure

11.1 Net finance income and expense

Interest expenses are mainly related to interest charges over the outstanding bonds, commercial paper and bank loans (refer to note 11.3). Other net finance income and expenses comprise dividend income, fair value changes of financial assets and liabilities measured at fair value, transactional foreign exchange gains and losses (on a net basis), unwinding of discount on provisions and interest on the net defined benefit obligation.

In millions of €	Note	2021	2020	2019
Interest income		49	50	75
Interest expenses		(462)	(497)	(529)

Dividend income from fair value through OCI investments		6	10	10
Net change in fair value of derivatives		(10)	13	(14)
Net foreign exchange gain/(loss)[1]		(78)	(133)	(25)
Unwinding discount on provisions	9.2	(13)	(11)	(19)
Interest on the net defined benefit obligation	9.1	(14)	(23)	(26)
Other		123	1	15
Other net finance income/(expenses)		14	(143)	(59)

Net finance income/(expenses)		(399)	(590)	(513)

1     Transactional foreign exchange effects of working capital and foreign currency-denominated loans, the latter being offset by the net change in fair value of derivatives.

Interest expenses include the interest component of lease liabilities of €58 million (2020: €60 million, 2019: €55 million). The line other mainly includes €96 million of finance income on the recognised tax credits in Brazil, refer to note 6.2.

Accounting policies

Interest income and expenses are recognised as they accrue, using the effective interest method.

Dividend income is recognised in the income statement on the date that HEINEKEN’s right to receive payment is established, which is the ex-dividend date in the case of quoted securities.

11.2 Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits. In general bank overdrafts form an integral part of HEINEKEN’s cash management and are included as a component of cash and cash equivalents in the statement of cash flows.

In millions of €	Note	2021	2020
Cash and cash equivalents		3,248	4,000
Bank overdrafts	11.3	(692)	(481)
Cash and cash equivalents in the statement of cash flows		2,556	3,519

For more information on HEINEKEN’s liquidity risk exposure refer to note 11.5.

The following table presents recognised ‘Cash and cash equivalents’ and ‘Bank overdrafts’, and the impact of the netting of gross amounts. The ‘Net amount’ below refers to the impact on HEINEKEN’s balance sheet if all amounts subject to legal offset rights are netted.

	2021
		Net amounts
		presented in
		the statement	Amounts subject
	Gross	of financial	to legal offset
In millions of €	amounts	position	rights	Net amount
Assets
Cash and cash equivalents	3,248	3,248	(412)	2,836
Liabilities
Bank overdrafts	(692)	(692)	412	(280)

	2020
Assets
Cash and cash equivalents	4,000	4,000	(235)	3,765
Liabilities
Bank overdrafts	(481)	(481)	235	(246)

HEINEKEN operates in several territories where there is limited availability of foreign currency resulting in restrictions on remittances. Mainly as a result of these restrictions, €401 million (2020: €373 million) of cash included in cash and cash equivalents is restricted for use by the Company, yet available for use in the relevant subsidiary’s day-to-day operations.

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

		2021			2020
In millions of €	Note	Non-current	Current	Total	Non-current	Current	Total
Unsecured bond issues		12,600	935	13,535	13,242	1,200	14,442
Lease liabilities		850	256	1,106	936	263	1,199
Bank loans		130	637	767	374	38	412
Other interest-bearing liabilities		60	151	211	64	983	1,047
Deposits from third parties[1]		—	562	562	—	615	615
Bank overdrafts		—	692	692	—	481	481
Total borrowings		13,640	3,233	16,873	14,616	3,580	18,196
Market value of cross-currency interest rate swaps	11.5			33			14
Cash and cash equivalents	11.2			(3,248)			(4,000)
Net interest-bearing debt position				13,658			14,210

1    Mainly employee deposits.

As at 31 December 2021, €66 million of the €767 million of bank loans is secured (2020: €106 million). Other interest-bearing liabilities includes €0 million of centrally issued commercial paper (2020: €698 million).

							Assets and
				Other		Derivatives	liabilities
				interest-	Deposits	used for	used for
	Unsecured	Lease		bearing	from third	financing	financing
In millions of €	bond issues	liabilities	Bank loans	liabilities	parties	activities	activities
Balance as at 1 January 2021	14,442	1,199	412	1,047	615	14	17,729
Consolidation changes[1]	—	4	30	—	—	—	34
Effect of movements in exchange rates	286	34	1	10	4	26	361
Addition of leases	—	265	—	—	—	—	265
Proceeds	—	—	589	983	(1)	—	1,571
(Re)payments	(1,203)	(298)	(266)	(1,818)	(64)	(7)	(3,656)
Interest paid over lease liability	—	(57)	—	—	—	—	(57)
Other	10	(41)	1	(11)	8	—	(33)
Balance as at 31 December 2021	13,535	1,106	767	211	562	33	16,214

1    Refer to Note 10.1

							Assets and
				Other		Derivatives	liabilities
				interest-	Deposits	used for	used for
	Unsecured	Lease		bearing	from third	financing	financing
In millions of €	bond issues	liabilities	Bank loans	liabilities	parties	activities	activities
Balance as at 1 January 2020	12,788	1,258	484	695	693	28	15,946
Consolidation changes	—	2	(47)	(24)	—	—	(69)
Effect of movements in exchange rates	(314)	(83)	(21)	(63)	(4)	(19)	(504)
Addition of leases	—	341	—	—	—	—	341
Proceeds	2,973	—	290	2,748	21	5	6,037
(Re)payments	(1,016)	(281)	(295)	(2,300)	(90)	—	(3,982)
Interest paid over lease liability	—	(60)	—	—	—	—	(60)
Other	11	22	1	(9)	(5)	—	20
Balance as at 31 December 2020	14,442	1,199	412	1,047	615	14	17,729

Changes in borrowings

In 2021, the decrease in borrowings is mainly due to the repayment of bonds and other interest-bearing liabilities, which exceeds the proceeds from other interest-bearing liabilities incurred.

Cash flows from financing activities are mainly generated by bonds, commercial paper, bank loans and other interest-bearing liabilities presented above. Additionally, HEINEKEN also uses derivatives related to its financing, which can be recognised as assets or liabilities. The above table details the reconciliation of the liabilities and assets arising from financing activities to the cash flow from financing activities. Bank overdrafts form an integral part of HEINEKEN’s cash management and are included as a component of cash and cash equivalents in the statement of cash flows. For more information on derivatives refer to note 11.6.

The average effective interest rate on the net debt position as at 31 December 2021 was 2.7% (2020: 3.0%). The average maturity of the bonds as at 31 December 2021 was 8 years (2020: 8 years).

Centrally available financing headroom

The centrally available financing headroom at Group level was approximately €4.6 billion as at 31 December 2021 (2020: €5.2 billion) and consisted of the undrawn revolving credit facility and cash minus short-term bank borrowings.

Accounting estimates and judgements

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

Accounting policies

Borrowings

Borrowings are initially measured at fair value less transaction costs. Subsequently, the borrowings are measured at amortised cost using the effective interest rate method. Borrowings included in a fair value hedge are stated at fair value in respect of the risk being hedged.

Borrowings for which HEINEKEN has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date are classified as non-current liabilities. For the accounting policy on cash and cash equivalents and derivatives refer to notes 11.2 and 11.6, respectively.

Lease liabilities

Lease liabilities are measured at the present value of the lease payments to be paid during the lease term, discounted using the incremental borrowing rate. Lease liabilities are subsequently increased by the interest cost on the lease liabilities and decreased by lease payments made. The lease liabilities will be remeasured when there is a change in the amount to be paid (e.g. due to indexation) or when there is a change in the assessment of the lease terms.

The IBR is determined on a country level. For each country, there are separate rates depending on the contract currency and the term of the lease. The IBR is calculated based on the local risk-free rate plus a country default spread and a credit spread.

The lease term is determined as the non-cancellable period of a lease, together with:

●	Periods covered by a unilateral option to extend the lease if HEINEKEN is reasonably certain to make use of that option.
●	Periods covered by an option to terminate the lease if HEINEKEN is reasonably certain not to make use of that option.

HEINEKEN applies the following practical expedients for the recognition of leases:

●	Apply a single discount rate per country to a portfolio of leases with reasonably similar characteristics.
●	Include non-lease components in the lease liability for equipment leases.

11.4 Capital and reserves

Share capital

Refer to the table below for the issued share capital as at 31 December. All issued shares are fully paid.

	2021		2020
		Nominal value		Nominal value in
Share capital	Shares of €1.60	in millions of €	Shares of €1.60	millions of €
1 January	576,002,613	922	576,002,613	922
Changes	—	—	—	—
31 December	576,002,613	922	576,002,613	922

The Company’s authorised capital amounts to €2,500 million, consisting of 1,562,500,000 shares.

The shareholders are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholder meetings of the Company. In respect of the treasury shares that are held by HEINEKEN, rights are suspended.

Share premium

As at 31 December 2021, the share premium amounted to €2,701 million (2020: €2,701 million).

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

Other legal reserves

These reserves relate to the share of profit of joint ventures and associates over the distribution of which HEINEKEN does not have control. The movement in these reserves reflects the share of profit of joint ventures and associates minus dividends received. For retained earnings of subsidiaries that cannot be freely distributed due to legal or other restrictions, a legal reserve is recognised. Furthermore, part of the reserve comprises a legal reserve for capitalised development costs.

Reserve for own shares

The reserve for own shares comprises the treasury shares held by HEINEKEN. Refer to the table below with the changes in 2021.

Number of
Reserve for own shares	shares
1 January 2021	279,732
Changes	128,320
31 December 2021	408,052

Dividends

The following dividends were declared and paid by HEINEKEN:

In millions of €	2021	2020	2019
Final dividend previous year €0.70, respectively €1.04 per qualifying share	403	599	581
Interim dividend current year €0.28, respectively €nil per qualifying share	161	—	368
Total dividend declared and paid	564	599	949

For 2021, a payment of a total cash dividend of €1.24 per share (2020: €0.70, 2019: €1.68) will be proposed at the AGM on 21 April 2022. If approved, the final dividend of €0.96 will be paid on 3 May 2022, as an interim dividend of €0.28 per share was paid on 11 August 2021. The payment will be subject to a 15% Dutch withholding tax.

After the balance sheet date, the Executive Board proposed the following appropriation of profit. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of €	2021	2020	2019
Dividend per qualifying share €1.24 (2020: €0.70, 2019: €1.68)	714	403	967
Addition to/(reduction of) retained earnings	2,610	(607)	1,199
Net profit/(loss)	3,324	(204)	2,166

Non-controlling interests

The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. The total NCI as at 31 December 2021 amounted to €2,344 million (2020: €1,000 million).

Capital management

There were no major changes in HEINEKEN’s approach to capital management during the year. The Executive Board’s policy is to maintain a strong capital base to maintain investor, creditor and market confidence and to sustain future development of the business and acquisitions.

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

Trade and other receivables

HEINEKEN’s local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under these policies, all customers requiring credit above a certain amount are reviewed and new customers are analysed individually for creditworthiness before HEINEKEN’s standard payment and delivery terms and conditions are offered. This review can include external ratings, where available, and in some cases bank references. Credit limits are determined for each customer and are reviewed regularly. Customers that fail to meet HEINEKEN’s credit requirements transact only with HEINEKEN on either a prepayment or cash on delivery basis.

Customers are monitored, on a country basis, according to their credit risk characteristics. A distinction is made between individuals and legal entities, type of distribution channel, geographic location, ageing profile, maturity and existence of previous financial difficulties.

HEINEKEN has a policy in place in respect of compliance with Anti-Money Laundering Laws. HEINEKEN considers it important to know with whom business is done and from whom payments are received.

Allowances

HEINEKEN establishes allowances for impairment of loans and advances to customers, trade and other receivables using an expected credit losses model. These allowances cover specific loss components that relate to individual exposures, and a collective loss component established for groups of similar customers. The collective loss allowance is determined based on historical data of payment statistics and updated periodically to incorporate forward-looking information. The loans and advances to customers, trade and other receivables are written off when there is no reasonable expectation of recovery.

The assessment of recovery also considers the ongoing effects of COVID-19 and the inherent economic uncertainties.

Investments

HEINEKEN invests centrally available cash balances in deposits and liquid investments with various counterparties that have strong credit ratings. HEINEKEN actively monitors these credit ratings.

Guarantees

HEINEKEN’s policy is to avoid issuing guarantees unless this leads to substantial benefits for HEINEKEN. For some loans to customers HEINEKEN does issue guarantees. In these cases, HEINEKEN aims to receive security from the customer to limit the credit risk exposure.

Heineken N.V. has issued a joint and several liability statements to the provisions of Section 403, Part 9, Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands, refer to note 13.4.

Exposure to credit risk

The maximum exposure to credit risk as at 31 December is as follows:

In millions of €	Note	2021	2020
Cash and cash equivalents	11.2	3,248	4,000
Trade and other receivables, excluding prepayments	7.2	3,254	2,424
Derivative assets	11.6	102	98
Fair value through OCI investments	8.4	14	13
Loans and advances to customers	8.3	209	194
Other non-current receivables	8.4	299	307
Guarantees to banks for loans (to third parties)	9.3	349	330
		7,475	7,366

The exposure to credit risk by segment for trade and other receivables excluding prepayments is as follows:

Exposure to credit risk
In millions of €
3,500
3,000
2,500
2,000
1,500
1,000
500
0
238
415
358
959
1,285
174
242
284
675
1,049
2021
2020
Europe
Americas
Africa, Middle East & Eastern Europe
Asia Pacific
Head Office & Other/eliminations

Liquidity risk

Liquidity risk is the risk that HEINEKEN will have difficulties meeting payment obligations associated with its financial liabilities, like payment of financial debt or trade payables when they are due. HEINEKEN’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient funds to meet its liabilities when due without incurring unacceptable losses.

HEINEKEN remains focused on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. HEINEKEN seeks to align the maturity profile of its long-term debts with its forecasted cash flow generation. More information about borrowing facilities is presented in note 11.3. Furthermore, strong cost and cash management, as well as controls over investment proposals, are in place.

Contractual maturities

The following table presents an overview of the expected timing of cash-out and inflows of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments.

	2021
	Carrying	Contractual	Less than		More than
In millions of €	amount	cash flows	1 year	1-5 years	5 years
Financial liabilities
Interest-bearing liabilities	(15,766)	(18,584)	(3,293)	(5,766)	(9,525)
Lease liabilities	(1,106)	(1,554)	(293)	(632)	(629)
Trade and other payables and returnable packaging deposits (excluding interest payable, dividends and including non-current part)	(8,036)	(8,036)	(7,978)	(37)	(21)
Derivative financial assets and (liabilities)
Cross-currency interest rate swaps	(33)	(98)	6	(45)	(59)
Forward exchange contracts	(13)	(36)	(34)	(2)	—
Commodity derivatives	64	64	62	2	—
Other derivatives	1	21	—	7	14
Total	(24,889)	(28,223)	(11,530)	(6,473)	(10,220)

	2020
Financial liabilities
Interest-bearing liabilities	(16,997)	(20,067)	(3,672)	(5,899)	(10,496)
Lease liabilities	(1,199)	(1,684)	(314)	(706)	(664)
Trade and other payables and returnable packaging deposits (excluding interest payable, dividends and including non-current part)	(6,392)	(6,392)	(6,348)	(25)	(19)
Derivative financial assets and (liabilities)
Cross-currency interest rate swaps	(14)	(61)	8	(62)	(7)
Forward exchange contracts	4	(12)	(12)	—	—
Commodity derivatives	18	18	18	—	—
Other derivatives	3	16	1	4	11
Total	(24,577)	(28,182)	(10,319)	(6,688)	(11,175)

For more information on the derivative assets and liabilities refer to note 11.6.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, commodity prices and equity prices, will adversely affect HEINEKEN’s income or the value of its financial instruments. The objective of HEINEKEN’s market risk management is to manage and control market risk exposures within acceptable boundaries.

HEINEKEN enters into derivatives and other financial liabilities to manage market risks. Generally, HEINEKEN seeks to apply hedge accounting or establish natural hedges to minimise the impact of market risks in profit or loss. Foreign currency, interest rate and commodity hedging operations are governed by internal policies and rules.

Foreign currency risk

HEINEKEN is exposed to:

●	Transactional risk on (future) sales, working capital, (future) purchases, deposits, borrowings and dividends denominated in a currency other than the respective functional currencies of HEINEKEN entities.
●	Translational risk, which is the risk resulting from the translation of foreign operations into the reporting currency of HEINEKEN.

The main currencies that give rise to this risk are the US Dollar, Mexican Peso, Brazilian Real, British Pound, Vietnamese Dong and Euro. In 2021, the transactional foreign exchange risk was hedged in line with the hedging policy to the extent possible. The overall transactional and translational impact on the reported numbers of HEINEKEN was negative.

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

It is HEINEKEN’s policy to provide intra-HEINEKEN financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on a subsidiary level. The resulting exposure at Group level is hedged by means of foreign-currency denominated external debts and by forward exchange contracts. Intra-HEINEKEN financing in foreign currencies is mainly in British Pound, US Dollar and Swiss Franc. In some cases, HEINEKEN elects to treat intra-HEINEKEN financing with a permanent character as equity and does not hedge the foreign currency exposure.

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

	2021		2020
In millions	EUR	USD	EUR	USD
Financial assets	173	5,098	111	4,940
Financial liabilities	(2,186)	(5,457)	(2,374)	(5,433)
Gross balance sheet exposure	(2,013)	(359)	(2,263)	(493)
Estimated forecast sales next year	151	1,208	154	1,207
Estimated forecast purchases next year	(2,060)	(2,412)	(1,825)	(2,346)
Gross exposure	(3,922)	(1,563)	(3,934)	(1,632)
Net notional amounts foreign exchange contracts	325	670	373	885
Net exposure	(3,597)	(893)	(3,561)	(747)
Sensitivity analysis
Equity	(139)	23	(158)	27
Profit/(Loss)	(33)	(5)	(30)	(6)

The sensitivity analysis above shows the impact on equity and profit of a 10% strengthening of the US Dollar against the Euro or, in the case of the Euro, a strengthening of the Euro against all other currencies as at 31 December 2021. This analysis assumes that all other variables, in particular interest rates, remain constant. In the case of a 10% weakening, the effects are equal but with an opposite effect.

Interest rate risk

Interest rate risk is the risk that changes in market interest rates affect the fair value or cash flows of a financial instrument. The most significant interest rate risk for HEINEKEN relates to borrowings (note 11.3).

By managing interest rate risk, HEINEKEN aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in interest rates will have an impact on profit.

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

Interest rate risk – profile

At the reporting date, the interest rate profile of HEINEKEN’s interest-bearing financial instruments is as follows:

In millions of €	2021	2020
Fixed rate instruments
Financial assets	196	122
Financial liabilities	(14,862)	(16,473)
Cross-currency interest rate swaps	441	407
	(14,225)	(15,944)
Variable rate instruments
Financial assets	3,534	4,289
Financial liabilities	(2,010)	(1,724)
Cross-currency interest rate swaps	(463)	(463)
	1,061	2,102

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would not have a material impact on equity and profit or loss.

Commodity price risk

Commodity price risk is the risk that changes in the prices of commodities will affect HEINEKEN’s cost. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters, giving forward guidance of key input costs to allow for business planning. Since the outbreak of COVID-19, commodity markets have become increasingly volatile and 2021 saw some of the largest price increases witnessed over the last 20 years. The main commodity exposure relates to the purchase of aluminium cans, glass bottles, malt and utilities. Commodity price risk is in principle mitigated by negotiating fixed prices in supplier contracts with various contract durations.

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

Sensitivity analysis for aluminium hedges

Despite the increased prices of aluminium, a 10% change in the market price of aluminium would not have a material impact on equity.

11.6 Derivative financial instruments

HEINEKEN uses derivatives in order to manage market risks. Refer to the table below for the fair value of derivatives recorded on the balance sheet of HEINEKEN as per reporting date:

	2021		2020
In millions of €	Asset	Liability	Asset	Liability
Current	96	(46)	77	(52)
Non-current[1]	6	(37)	21	(35)
	102	(83)	98	(87)

1    Non-current derivative assets and liabilities are part of ‘Other non-current assets’ (note 8.4) and ‘Other non-current liabilities’ respectively.

Generally, HEINEKEN seeks to apply hedge accounting or make use of natural hedges in order to minimise profit and loss or cash flow volatility. Refer to the table below for derivatives that are used in hedge accounting:

	2021		2020
In millions of €	Asset	Liability	Asset	Liability
No hedge accounting - CCIRS	—	—	3	—
No hedge accounting - Other	6	(8)	9	(12)
Cash flow hedge - Forwards	26	(34)	46	(37)
Cash flow hedge - Commodity forwards	69	(5)	21	(3)
Fair value hedge - CCIRS	—	(11)	—	(35)
Net investment hedge - CCIRS	—	(23)	18	—
Net investment hedge - Forwards	1	(2)	1	—
	102	(83)	98	(87)

Cash flow hedges

The hedging of future, highly probable forecasted transactions are designated as cash flow hedges. Cash flow hedges are entered into to cover commodity price risk and transactional foreign exchange risk.

Net investment hedges

HEINEKEN hedges its investments in certain subsidiaries by entering into local currency-denominated borrowings, forward contracts and cross-currency interest rate swaps, which mitigate the foreign currency translation risk arising from the subsidiaries net assets. These borrowings, forward contracts and swaps are designated as net investment hedges and fully effective, as such, there was no ineffectiveness recognised in profit and loss in 2021 (2020: nil). As at 31 December 2021, the fair value of these borrowings was €188 million (2020: €200 million), the market value of forward contracts was €1 million, negative (2020: €1 million, positive) and the market value of these swaps was €23 million, negative (2020: €18 million, positive).

Fair value hedges

HEINEKEN has entered into several cross-currency interest rate swaps (CCIRS) which have been designated as fair value hedges to hedge the foreign exchange rate risk on the principal amount and future interest payments of certain US Dollar borrowings. The borrowings and the cross-currency interest rate swaps have the same critical terms. The accumulated loss arising on derivatives as designated hedging instruments in fair value hedges amounts to €13 million as at 31 December 2021 (2020: €38 million). The gain arising on the adjustment for the hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship also amounts to €13 million as at 31 December 2021 (2020: €38 million).

Hedge effectiveness

Hedge effectiveness is determined at the start of the hedge relationship and periodically through a prospective effectiveness assessment to ensure that an economic relationship exists between the hedged item and the hedging instrument. This assessment is done qualitatively by comparing the critical terms, and if needed quantitative assessments are done using hypothetical derivatives. For the current hedges, no hedge ineffectiveness is expected.

Accounting policies

Derivative financial instruments are recognised initially at fair value. Subsequent accounting for derivatives depends on whether or not the derivatives are designated as hedging instruments in a cash flow, fair value or net investment hedge. Derivatives with positive fair values are recorded as assets and negative fair values as liabilities. Refer to note 13.1 for fair value measurements. Virtual power purchase agreements (such as power purchase agreements with a net settlement mechanism and no physical delivery of energy) are accounted for at fair value and are included as part of derivatives assets and liabilities.

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

12. Tax

12.1 Income tax expense

Recognised in profit or loss

In millions of €	2021	2020	2019
Current tax expense
Current year	780	688	896
Under/(over) provided in prior years	42	15	27
	822	703	923
Deferred tax expense
Origination and reversal of temporary differences, tax losses and tax credits	48	(438)	30
De-recognition/(recognition) of deferred tax assets	(41)	(2)	(33)
Effect of changes in tax rates	(10)	(13)	(1)
Under/(over) provided in prior years	(20)	(5)	(9)
	(23)	(458)	(13)
Total income tax expense in profit or loss	799	245	910

Reconciliation of the effective tax rate

In millions of €	2021	2020	2019
Profit before income tax	4,334	157	3,284
Share of (profit)/loss of associates and joint ventures	(250)	31	(164)
Profit before income tax excluding share of profit/(loss) of associates and joint ventures	4,084	188	3,120

	%	2021	%	2020	%	2019
Income tax using the Company’s domestic tax rate	25.0	1,021	25.0	47	25.0	780
Effect of tax rates in foreign jurisdictions	0.3	12	(5.6)	(10)	0.7	21
Effect of non-deductible expenses	1.8	73	66.2	124	3.2	100
Effect of tax incentives and exempt income	(9.0)	(369)	(34.3)	(64)	(3.8)	(119)
De-recognition/(recognition) of deferred tax assets	(1.0)	(41)	(1.0)	(2)	(1.1)	(33)
Effect of unrecognised current year losses	0.6	24	67.9	128	2.8	87
Effect of changes in tax rates	(0.2)	(10)	(6.9)	(13)	—	(1)
Withholding taxes	1.6	67	26.2	49	2.1	67
Under/(over) provided in prior years	0.5	22	5.5	10	0.6	18
Other reconciling items	—	—	(12.7)	(24)	(0.3)	(10)
	19.6	799	130.3	245	29.2	910

The tax exempt gain on revaluation of the previously-held equity interest in UBL decreased the effective tax rate in 2021. Furthermore, the change in the reported effective tax rate is mainly driven by the increase in the profit before income tax basis. As a result, the impact of permanent differences is lower and there are fewer operational losses for which no deferred tax assets could be recognised.

For the income tax impact on items recognised in other comprehensive income and equity, refer to note 12.3.

12.2 Deferred tax assets and liabilities

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
In millions of €	2021	2020	2021	2020	2021	2020
Property, plant and equipment	119	104	(728)	(623)	(609)	(519)
Intangible assets[1]	49	45	(2,002)	(1,049)	(1,953)	(1,004)
Investments	34	35	(5)	(5)	29	30
Inventories	52	57	(3)	(3)	49	54
Borrowings	286	281	—	(3)	286	278
Post-retirement obligations	225	279	(14)	(5)	211	274
Provisions	265	258	—	(13)	265	245
Other items	157	182	(190)	(181)	(33)	1
Tax losses carried forward	466	421	—	—	466	421
Tax assets/(liabilities)	1,653	1,662	(2,942)	(1,882)	(1,289)	(220)
Set-off of tax	(971)	(883)	971	883	—	—
Net tax assets/(liabilities)	682	779	(1,971)	(999)	(1,289)	(220)

1 Refer to note 10.1.

Of the total net deferred tax assets of €682 million as at 31 December 2021 (2020: €779 million), €566 million (2020: €528 million) is recognised in respect of subsidiaries in various countries where there have been losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets. This judgement is performed annually and based on budgets and business plans for the coming years, including planned commercial initiatives.

No deferred tax liability has been recognised in respect of undistributed earnings of subsidiaries, joint ventures and associates, with an impact of €521 million (2020: €236 million). This is because HEINEKEN is able to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Tax losses carried forward

HEINEKEN has tax losses carried forward of €3,752 million as at 31 December 2021 (2020: €3,663 million), out of which €236 million (2020: €409 million) expires in the following five years, €128 million (2020: €490 million) will expire after five years and €3,388 million (2020: €2,764 million) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of tax losses carried forward of €1,959 million (2020: €1,858 million) as it is not probable that taxable profit will be available to offset these losses. Out of this €1,959 million (2020: €1,858 million), €198 million (2020: €256 million) expires in the following five years, €10 million (2020: €233 million) will expire after five years and €1,751 million (2020: €1,369 million) can be carried forward indefinitely.

Movement in deferred tax balances during the year

			Effect of
			movements
	1 January	Changes in	in foreign	Recognised	Recognised		31
In millions of €	2021	consolidation[1]	exchange	in income	in equity	Transfers	December 2021
Property, plant and equipment	(519)	(43)	(16)	(35)	—	4	(609)
Intangible assets	(1,004)	(917)	(96)	64	—	—	(1,953)
Investments	30	—	1	(2)	—	—	29
Inventories	54	(1)	1	(5)	—	—	49
Borrowings	278	—	13	(6)	3	(2)	286
Post-retirement obligations	274	—	6	(32)	(36)	(1)	211
Provisions	245	10	5	8	—	(3)	265
Other items	1	—	(5)	(10)	(18)	(1)	(33)
Tax losses carried forward	421	(1)	7	41	(2)	—	466
Net tax assets/(liabilities)	(220)	(952)	(84)	23	(53)	(3)	(1,289)

1    Refer to note 10.1.

			Effect of
			movements
	1 January	Changes in	in foreign	Recognised	Recognised		31
In millions of €	2020	consolidation	exchange	in income	in equity	Transfers	December 2020
Property, plant and equipment	(705)	(1)	74	122	—	(9)	(519)
Intangible assets	(1,329)	2	128	195	—	—	(1,004)
Investments	36	—	(7)	1	—	—	30
Inventories	35	—	—	19	—	—	54
Borrowings	308	1	(1)	(36)	(3)	9	278
Post-retirement obligations	274	—	(10)	—	10	—	274
Provisions	274	6	(58)	23	—	—	245
Other items	(78)	—	4	87	(12)	—	1
Tax losses carried forward	410	1	(37)	47	—	—	421
Net tax assets/(liabilities)	(775)	9	93	458	(5)	—	(220)

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

Deferred tax is a tax payable or receivable in the future and is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax is not recognised on temporary differences related to:

–	The initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss
–

Investments in subsidiaries, associates and joint ventures to the extent that HEINEKEN is able to control the timing of the reversal of the temporary differences and it is probable (>50% chance) that they will not reverse in the foreseeable future

–	The initial recognition of non-deductible goodwill

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

12.3 Income tax on other comprehensive income and equity

	2021			2020			2019
	Amount		Amount	Amount		Amount	Amount		Amount
In millions of €	before tax	Tax	net of tax	before tax	Tax	net of tax	before tax	Tax	net of tax
Items that will not be reclassified to profit or loss:
Remeasurement of post-retirement obligations[1]	247	(37)	210	53	9	62	(268)	58	(210)
Net change in fair value through OCI investments	16	(7)	9	(90)	(8)	(98)	6	3	9
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	1,037	(4)	1,033	(2,169)	55	(2,114)	412	(43)	369
Change in fair value of net investment hedges	(54)	—	(54)	76	—	76	(43)	—	(43)
Change in fair value of cash flow hedges	119	(22)	97	58	(13)	45	52	12	64
Cash flow hedges reclassified to profit or loss[2]	(4)	1	(3)	5	(1)	4	27	(6)	21
Net change in fair value through OCI investments	—	—	—	(1)	—	(1)	1	—	1
Cost of hedging	(7)	1	(6)	(8)	2	(6)	(6)	1	(5)
Share of other comprehensive income of associates/joint ventures	54	—	54	16	—	16	(20)	—	(20)
Other comprehensive income/(loss)	1,408	(68)	1,340	(2,060)	44	(2,016)	161	25	186

1     Refer to note 9.3.

2     An amount of €14 million (2020: nil) relates to realised hedge results from non-financial assets reported directly in equity.

13. Other

13.1 Fair value

In this note, more information is disclosed regarding the fair value and the different methods of determining fair values.

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

●	Level 1 - The fair value is determined using quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2 - The fair value is calculated using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
●	Level 3 - The fair value is determined using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table shows the carrying amounts and fair values of financial assets and liabilities according to their fair value hierarchy.

			Fair value
In millions of €	Note	Carrying amount	Level 1	Level 2	Level 3
Fair value through OCI investments	8.4	135	36	—	99
Non-current derivative assets	11.6	6	—	3	3
Current derivative assets	11.6	96	—	96	—
Total 2021		237	36	99	102
Total 2020		215	33	97	85

Non-current derivative liabilities	11.6	(37)	—	(35)	(2)
Borrowings[1]	11.3	(14,302)	(14,185)	(1,246)	—
Current derivative liabilities	11.6	(46)	—	(46)	—
Total 2021		(14,385)	(14,185)	(1,327)	(2)
Total 2020	11.3	(14,941)	(15,508)	(1,163)	—

1    Borrowings excluding lease liabilities, deposits, bank overdrafts and other interest-bearing liabilities.

Refer to the table below for detail of the determination of level 3 fair value measurements as at 31 December:

In millions of €	2021	2020
Fair value through OCI investments based on level 3
Balance as at 1 January	84	125
Fair value adjustments recognised in other comprehensive income	15	(41)
Balance as at 31 December	99	84

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

Derivative financial instruments

The fair value of derivative financial instruments is based on their listed market price, if available. If a listed market price is not available, fair value is in general estimated by discounting the difference between the cash flows based on contractual price and the cash flows based on the current price for the residual maturity of the contract using observable interest yield curves, basis spread and foreign exchange rates. These calculations are tested for reasonableness by comparing the outcome of the internal valuation with the valuation received from the counterparty. Fair values include the instrument’s credit risk and adjustments to take account of the credit risk of the HEINEKEN entity and counterparty when appropriate.

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

13.2 Off-balance sheet commitments

The raw materials purchase contracts mainly relate to malt, bottles and cans which are used in the production and sale of finished products.

		Less than		More than
In millions of €	Total 2021	1 year	1-5 years	5 years	Total 2020
Property, plant and equipment ordered	414	405	3	6	363
Raw materials purchase contracts	12,046	3,955	7,123	968	9,586
Marketing and merchandising commitments	696	353	339	4	851
Other off-balance sheet obligations	2,493	861	795	837	1,773
Off-balance sheet obligations	15,649	5,574	8,260	1,815	12,573
Undrawn committed bank facilities	3,962	439	3,523	—	3,941

On 15 November 2021, HEINEKEN announced that it intends to acquire control of Distell Group Holdings Limited (Distell) and Namibia Breweries Limited (NBL). On that date, HEINEKEN has entered into an Implementation Agreement with Distell, NBL and Ohlthaver & List Group of Companies (O&L), to integrate their respective and relevant businesses in Southern Africa into one enlarged company. The shareholders of NBL approved the proposed transaction on 20 December 2021, and the shareholders of Distell will vote on the proposed transaction on 15 February 2022 (refer to note 13.5). Completion of the proposed transaction is conditional on obtaining various regulatory approvals including anti-trust approval in South Africa, Namibia and certain other African countries. The proposed transaction includes a cash commitment of approximately €1.6 billion of which €1.1 billion is included in other guarantees (refer to note 9.3) and the remaining €0.5 billion is included in other off-balance sheet obligations.

Furthermore, other off-balance sheet obligations include energy, distribution and service contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank’s requirement to reserve capital. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

Accounting policies

Off-balance sheet commitments are reported on an undiscounted basis.

Raw materials purchase contracts

Raw material purchase contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed upon based upon predefined price formulas.

13.3 Related parties

Identification of related parties

The following parties are considered to be related to Heineken N.V.:

●	Key management personnel: the Executive Board and the Supervisory Board
●	Parent company Heineken Holding N.V. and ultimate controlling party Mrs. de Carvalho-Heineken (refer to ‘Shareholder Information’)
●	Associates and Joint ventures of Heineken N.V.
●	Shareholder with significant influence Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA)
●	HEINEKEN pension funds (refer to note 9.1)
●	Employees of HEINEKEN (refer to note 6.4)

Key management remuneration

In millions of €	2021	2020	2019
Executive Board	15	10	11
Supervisory Board	1	1	2
Total	16	11	13

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

As at 31 December 2021, Mr. R.G.S. van den Brink held 4,379 Company shares and Mr. H.P.J van den Broek held 3,321 Company shares (2020: Mr. R.G.S. van den Brink 4,379).

	2021				2020
	R.G.S. van		H.P.J.		J.F.M.L.
	den	L.M.	van den		van	R.G.S. van	L.M.
In thousands of €	Brink	Debroux2&3	Broek[1]	Total	Boxmeer	den Brink	Debroux	Total
Fixed salary	1,250	283	496	2,029	500	631	737	1,868
Short-term incentive	3,168	—	897	4,065	—	—	—	—
Matching share entitlement	1,436	—	407	1,843	—	—	—	—
Long-term incentive[4]	2,266	1,349	428	4,043	1,597	396	(235)	1,758
Extraordinary share award	—	—	1,883	1,883	—	—	—	—
Pension contributions	287	61	117	465	120	154	179	453
End of service indemnity	—	708	—	708	5,520	—	—	5,520
Other emoluments	30	80	—	110	16	80	154	250
Total	8,437	2,481	4,228	15,146	7,753	1,261	835	9,849

	2019
	J.F.M.L. van	L.M.
In thousands of €	Boxmeer	Debroux	Total
Fixed salary	1,250	850	2,100
Short-term incentive	2,223	1,080	3,303
Matching share entitlement	505	245	750
Long-term incentive	2,323	1,201	3,524
Pension contributions	762	167	929
Other emoluments	49	183	232
Total	7,112	3,726	10,838
[1]	Appointed on 1 June 2021 as CFO and member of the Executive Board.
[2]	Stepped down as CFO and member of the Executive Board as of 1 May 2021.
[3]

In 2021, an estimated tax penalty of €1.2 million to the Dutch tax authorities was recognised in relation to the remuneration of Ms. L.M. Debroux. This tax was an expense to the employer and therefore not included in the table above

[4]	In 2021, the accrual for the long-term incentive plans for Ms. L.M. Debroux (LTI plan 2019-2021 and 2020-2022) have been recognised as per performance projection on 30 April 2021.

The matching share entitlements for each year are based on the performance in that year. The Executive Board members receive 25% of their STI pay in (investment) shares. In addition, they have the opportunity to indicate before year-end whether they wish to receive up to another 25% of their STI in (investment) shares. All (investment) shares are restricted for sale for five calendar years, after which they are matched 1:1 by (matching) shares. For 2021 the Executive Board members elected to receive additional (investment) shares, hence the ‘Matching share entitlement’ in the table above is based on a 50% investment. In 2020, following the decision not to pay out the STI relating to the performance year 2020, no investment shares were issued for the members of the Executive Board. The corresponding matching shares vest immediately and as such a fair value of €1.8 million was recognised in the 2021 income statement. The matching share entitlements are not dividend-bearing during the five-calendar year holding period of the investment shares. Therefore, the fair value of the matching share entitlements has been adjusted for missed expected dividends by applying a discount based on the dividend policy and vesting period.

Supervisory Board

The individual members of the Supervisory Board received the following remuneration:

In thousands of €	2021	2020	2019
J.M. Huët	225	225	195
J.A. Fernández Carbajal	142	154	153
M. Das	130	130	133
M.R. de Carvalho	135	135	141
V.C.O.B.J. Navarre[1]	45	105	110
J.G. Astaburuaga Sanjinés	122	116	133
P. Mars-Wright	126	126	151
M. Helmes	125	125	131
R.L. Ripley[4]	125	110	97
N.K. Paranjpe[2]	78	—	—
I.H. Arnold[4]	110	115	100
G.J. Wijers[3]	—	—	103
Y. Dervisoglu[3]	—	—	53
	1,363	1,341	1,500

1    Stepped down on 22 April 2021

2    Appointed on 22 April 2021.

3    Stepped down on 25 April 2019.

4    Appointed on 25 April 2019.

Mr. J.M. Huët held 3,719 shares of Heineken Holding N.V. as at 31 December 2021 (2020: 3,719 shares). Mr. M.R. de Carvalho held 100,008 shares of Heineken N.V. as at 31 December 2021(2020: 100,008 shares). As at 31 December 2021 and 2020, the Supervisory Board members did not hold any of the Company’s bonds or option rights. Mr. M.R. de Carvalho held 100,008 shares of Heineken Holding N.V. as at 31 December 2021 (2020: 100,008 shares).

Heineken Holding N.V.

In 2021, an amount of €1,245,570 (2020: €1,171,702, 2019: €1,146,413) was paid to Heineken Holding N.V. for management services for HEINEKEN.

This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its costs.

Other related party transactions

	Associates & Joint
	Ventures			FEMSA			Total
In millions of €	2021	2020	2019	2021	2020	2019	2021	2020	2019
Sales	388	364	462	752	831	1,170	1,140	1,195	1,632
Purchases	235	178	290	166	131	160	401	309	450

Accounts receivables	127	109	114	137	135	208	264	244	322
Accounts payables and other liabilities	39	37	20	80	65	108	119	102	128

13.4 HEINEKEN entities

Control of HEINEKEN

The shares of the Company are traded on Euronext Amsterdam, where the Company is included in the main AEX Index. Heineken Holding N.V. Amsterdam has an interest of 50.005% in the issued capital of the Company and consolidates the financial information of the Company.

A declaration of joint and several liability pursuant to the provisions of Section 403, Part 9, Book 2, of the Dutch Civil Code has been issued with respect to legal entities established in the Netherlands. The list of the legal entities for which the declaration has been issued is disclosed in the table below.

	Country of	Percentage of ownership
	incorporation	2021	2020
Heineken Nederlands Beheer B.V.	The Netherlands	100%	100%
Heineken Group B.V.	The Netherlands	100%	100%
Heineken Brouwerijen B.V.	The Netherlands	100%	100%
Heineken CEE Investments B.V.	The Netherlands	100%	100%
Heineken Nederland B.V.	The Netherlands	100%	100%
Heineken International B.V.	The Netherlands	100%	100%
Heineken Supply Chain B.V.	The Netherlands	100%	100%
Heineken Global Procurement B.V.	The Netherlands	100%	100%
Heineken Mexico B.V.	The Netherlands	100%	100%
HIBV Skopje Holdings B.V.1	The Netherlands	n/a	100%
Heineken Beer Systems B.V.	The Netherlands	100%	100%
Amstel Brouwerij B.V.	The Netherlands	100%	100%
Vrumona B.V.	The Netherlands	100%	100%
B.V. Beleggingsmaatschappij Limba	The Netherlands	100%	100%
Brand Bierbrouwerij B.V.	The Netherlands	100%	100%
Brasinvest B.V.[1]	The Netherlands	n/a	100%
Heineken Asia Pacific B.V.	The Netherlands	100%	100%
Distilled Trading International B.V.	The Netherlands	100%	100%
Premium Beverages International B.V.	The Netherlands	100%	100%
De Brouwketel B.V.	The Netherlands	100%	100%
Proseco B.V.	The Netherlands	100%	100%
La Tropical Holdings B.V.	The Netherlands	100%	100%
Heineken Americas B.V.	The Netherlands	100%	100%
Heineken Export Americas B.V.	The Netherlands	100%	100%
Amstel Export Americas B.V.	The Netherlands	100%	100%
Heineken Brazil B.V.	The Netherlands	100%	100%
B.V. Panden Exploitatie Maatschappij PEM	The Netherlands	100%	100%
Heineken Exploitatie Maatschappij B.V.	The Netherlands	100%	100%
Hotel De L’Europe B.V.	The Netherlands	100%	100%
Hotel De L’Europe Monumenten I B.V.	The Netherlands	100%	100%
Hotel De L’Europe Monumenten II B.V.	The Netherlands	100%	100%
Heineken Groothandel B.V.[1]	The Netherlands	n/a	100%
Heineken Horeca Services B.V.[1]	The Netherlands	n/a	100%
Beerwulf B.V.	The Netherlands	100%	100%
Heineken Belize B.V.	The Netherlands	100%	100%
Roeminck Insurance N.V.	The Netherlands	100%	100%
Bedrijfsconcepten Nederland B.V.	The Netherlands	n/a	100%
Heineken Netherlands Supply B.V.	The Netherlands	100%	100%
Texelse Bierbrouwerij B.V.	The Netherlands	100%	100%

1    Entity ceased to exist during 2021 following a legal merger.

Pursuant to the provisions of Section 357 of the Republic of Ireland Companies Act 2014, the Company irrevocably guarantees, in respect of the financial year from 1 January 2021 up to and including 31 December 2021, the liabilities referred to in Schedule 3 of the Republic of Ireland Companies Act 2014 of the wholly-owned subsidiary companies Heineken Ireland Limited, Heineken Ireland Sales Limited, The West Cork Bottling Company Limited, Western Beverages Limited, Beamish & Crawford Limited and Nash Beverages Limited.

Significant subsidiaries

Set out below are HEINEKEN’s significant subsidiaries at 31 December 2021. The subsidiaries as listed below are held by the Company and the proportion of ownership interests held equals the proportion of the voting rights held by HEINEKEN. The disclosed significant subsidiaries represent the largest subsidiaries and represent an approximate total revenue of €16 billion and total asset value of €31 billion and are structural contributors to the business.

Apart from obtaining control of UBL (refer to note 10.1), there were no significant changes to the HEINEKEN structure and ownership interests.

	Country of	Percentage of ownership
	incorporation	2021	2020
Heineken International B.V.	The Netherlands	100.0	100.0
Heineken Brouwerijen B.V.	The Netherlands	100.0	100.0
Heineken Nederland B.V.	The Netherlands	100.0	100.0
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100.0	100.0
Cervejarias Kaiser Brasil S.A.	Brazil	100.0	100.0
Bavaria S.A.	Brazil	100.0	100.0
Heineken France S.A.S.	France	100.0	100.0
Nigerian Breweries Plc.	Nigeria	56.3	56.1
Heineken USA Inc.	United States	100.0	100.0
Heineken UK Ltd	United Kingdom	100.0	100.0
Heineken España S.A.	Spain	99.8	99.8
Heineken Italia S.p.A.	Italy	100.0	100.0
Brau Union Österreich AG	Austria	100.0	100.0
Grupa Żywiec S.A.	Poland	65.2	65.2
LLC Heineken Breweries	Russia	100.0	100.0
Heineken Vietnam Brewery Limited Company	Vietnam	60.0	60.0
SCC - Sociedade Central de Cervejas e Bebidas S.A.	Portugal	99.9	99.9
United Breweries Limited	India	61.5	46.5
Heineken South Africa (Proprietary) Limited	South Africa	82.4	82.4

13.5 Subsequent events

On 15 February 2022, the shareholders of Distell approved the proposed transaction referred to in note 13.2. Completion of the proposed transaction is conditional on obtaining various regulatory approvals including anti-trust approval in South Africa, Namibia and certain other African countries. If all the conditions are fulfilled, completion of the proposed transaction is expected in Q3 2022 and HEINEKEN will acquire control of Distell and NBL, which will be integrated into HEINEKEN's business to create a regional beverage champion for South Africa.