Form 20-F
period 2022-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2023-04-24
CIK 1061736

As filed with the Securities and Exchange Commission on April 21, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                     ☐

☐ Yes	☐ No

Indicate by check market whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).     ☐

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

i

ii

iii

INTRODUCTION
References
The terms “FEMSA,” “our company,” “the Group,” “we,” “us” and “our” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our former subsidiary Cuauhtémoc Moctezuma Holding, S.A. de C.V. (formerly FEMSA Cerveza, S.A. de C.V.) as "Heineken Mexico" or "FEMSA Cerveza". FEMSA divested itself of its ownership of FEMSA Cerveza in 2010. We refer to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V. as “Coca-Cola FEMSA,” to our subsidiary FEMSA Comercio, S.A. de C.V. as “FEMSA Comercio” and to our subsidiaries Solística, S.A. de C.V. (“Solística”) and Envoy Solutions, LLC (“Envoy Solutions”), collectively, as “Logistics and Distribution.” FEMSA Comercio is a holding company that directly and indirectly owns our operating subsidiaries that make up the “Proximity Americas Division,” "Proximity Europe Division," “Fuel Division” and “Health Division.” "Heineken" refers to Heineken N.V. and Heineken Holding N.V., together with their respective subsidiaries. The term "Digital@FEMSA" refers to our digital and financial ecosystem business.

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

Currency Translations and Estimates
This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 19.4960 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2022, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 14, 2023, this exchange rate was Ps. 18.0490 to US$ 1.00.
To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.
Per capita growth rates, consumer price indices and population data have been taken from statistics prepared by the National Institute of Statistics, Geography and Information of Mexico (Instituto Nacional de Estadística, Geografía e Informática or “INEGI”), the U.S. Federal Reserve Board and the Mexican Central Bank (Banco de México), local entities in each country where we have operations and upon our estimates.
Forward-Looking Information
This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with or among our affiliated companies, fluctuation in the prices of raw materials, effects on our company’s points of sale performances from changes in economic conditions, changes or interruptions in our information technology systems, effects on our company from changes to our various suppliers’ business and demands, competition, significant developments in the countries where we operate, our ability to successfully integrate mergers and acquisitions we have completed in recent years, international economic or political conditions, health epidemics, pandemics (including COVID-19 and its existing and future variants, if any) and similar outbreaks including future outbreak of diseases and their effect on customer behavior and on economic, political, social and other conditions in the countries where we have operations and globally. Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE
ITEM 3. KEY INFORMATION

This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2022 and 2021, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2022, 2021 and 2020. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
This annual report presents financial information for 2022, 2021 and 2020 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment pursuant to IFRS. Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.
In the case of Argentina, the economy satisfies the conditions under IFRS to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2022 exceeded 100%, according to available indexes in the country. We therefore adjust the financial information of our Argentine operations to recognize inflationary effects. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2022, 2021 and 2020 using the exchange rates at the end of such periods. See Note 3.4 to our audited consolidated financial statements.
In February 2023, in connection with our announcement of the FEMSA Forward initiative, our representatives resigned from the supervisory board of Heineken N.V. and the board of directors of Heineken Holding N.V., and we completed a series of transactions that resulted in the reduction of our combined economic interest in Heineken from 14.76% to 8.13% (the “Heineken Investment”). See "Item 4—Recent Developments”. During the first quarter of 2023, we discontinued the use of the equity method of accounting for the Heineken Investment.

Except when specifically indicated, information in this annual report is presented as of December 31, 2022 and does not give effect to any transaction, financial or otherwise, subsequent to that date. Starting in 2022, we opted to report the Proximity Americas Division and the Proximity Europe Division separately. The financial information and results for the Proximity Europe Division are only included from the date of acquisition, for the last 23 days of October and the entirety of November and December 2022.

Dividends
We have historically declared annual dividends in respect each Series of Shares (including in the form of American Depositary Shares, or “ADSs”), subject to changes in our results and financial position, including due to extraordinary economic events and to the factors described in “Item 3. Key Information— Risk Factors” that affect our financial condition and liquidity. These factors may affect whether or not dividends are declared and the amount of such dividends. We do not expect to be subject to any contractual restrictions on our ability to pay dividends, although our subsidiaries may be subject to such restrictions. Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, we cannot assure you that we will pay dividends or as to the amount of any dividends.
The table below sets forth the nominal amount of dividends paid per share in Mexican pesos and translated into U.S. dollars and their respective payment dates for the 2020 to 2022 fiscal years.

	Fiscal Year	Aggregate
	with Respect to	Amount
	which Dividend	of Dividend		Per Series B Share		Per Series B Share	Per Series D Share		Per Series D Share
Date Dividend Paid	was Declared	Declared		Dividend		Dividend(1)	Dividend		Dividend(1)

August 20, 2020 and November 5, 2020	2019	Ps.	10,360,354,065	Ps.	0.5167	$0.0241	Ps.	0.6458	$0.0301
August 20, 2020				Ps.	0.2583	$0.0117	Ps.	0.3229	$0.0146
November 5, 2020				Ps.	0.2583	$0.0124	Ps.	0.3229	$0.0155

May 6, 2021 and November 5, 2021	2020	Ps.	7,686,624,026	Ps.	0.3833	$0.0189	Ps.	0.4792	$0.0236
May 6, 2021				Ps.	0.1917	$0.0095	Ps.	0.2396	$0.0119
November 5, 2021				Ps.	0.1917	$0.0094	Ps.	0.2396	$0.0117

May 5, 2022 and November 7, 2022	2021	Ps.	11,358,251,673.0000	Ps.	0.5660	$0.0285	Ps.	0.7085	$0.0357
May 5, 2022				Ps.	0.2830	$0.0145	Ps.	0.3543	$0.0175
November 7, 2022				Ps.	0.2830	$0.0145	Ps.	0.3543	$0.0182

(1)Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.

On March 31, 2023, our shareholders approved a cash dividend of Ps. 12,246,519,120, consisting of Ps. 0.6107 per Series B Share and Ps. 0.7634 per Series D Share, for the 2022 fiscal year, which will be paid in two equal installments on May 8, 2023 and November 7, 2023.

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
Proximity Americas Division may not be able to maintain its historic growth rate.
Proximity Americas Division increased the number of OXXO stores at a compound annual growth rate of 4.5% from 2018 to 2022. The growth in the number of OXXO stores has driven growth in total revenue and results of operations at Proximity Americas Division over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket, and store traffic. As a result, our future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. We cannot assure that the revenues and cash flows of Proximity Americas Division that come from future retail stores will be comparable with those generated by existing retail stores. See “Item 4. Information on the Company—Proximity Americas Division —Store Locations.”

The Health Division’s sales may be affected by a material change in institutional sale trends in some of the markets where it has operations.
In some of the markets where we have operations, the sales of the Health Division are highly dependent on institutional sales, as well as traditional, open-market sales. The institutional market involves public and private health care providers, and the performance of the Health Division could be affected by its ability to maintain and grow its client base.

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
Our business expansion strategy may not be successful and may lead to decreased profit margins.

We recently announced our FEMSA Forward initiative to focus on our core business units of retail, Coca-Cola FEMSA and Digital@FEMSA. See “Item 4. Information on the Company—Corporate History and Recent Developments.” In recent periods, we have entered into new markets and new lines of business through the acquisition of other businesses, and we continue to seek investment opportunities in our core business, while we are planning to divest in others. These new businesses or investments may not result in the same growth rates that we have historically experienced, may experience long lead times before returns on our investment materialize or may be less profitable than our more established businesses.

Key elements to achieving the benefits and expected synergies of these acquisitions are the ability to implement our strategies for these acquisitions, the effectiveness of those strategies, the integration of acquired businesses’ operations into ours in a timely and effective manner, the funding of capital expenditures and the retention of qualified and experienced key personnel. Investments in Digital@FEMSA may also be subject to us selecting the right business to acquire or technology or platform to develop in a highly competitive and dynamic industry. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. We cannot assure you that these efforts will be successful or completed as expected, and our business, financial condition and results of operations could be adversely affected if we are unable to do so.

An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources and our business and results of operations.
Our reputation, trademarks and other proprietary rights are important to our competitive position. Coca-Cola FEMSA and OXXO stores, in particular, benefit from a well-recognized brand, and we are in the process of establishing our brands in Digital@FEMSA.

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
Our businesses highly depend on information technology and a failure, interruption or breach of our IT systems could adversely affect them.
Our businesses rely heavily on advanced IT systems to effectively manage our data, communications, connectivity and other business processes. We invest aggressively in IT to maximize its value generation potential. The development of IT systems, hardware and software needs to keep pace with the businesses’ growth due to the high speed at which the divisions add new services and products to their commercial offerings. If these systems become obsolete or if the planning for future IT investments is inadequate, our businesses could be adversely affected, so we constantly strive to improve and protect our IT systems with advanced security measures, including in Digital@FEMSA.
In order to address risks to our IT systems, we continue to make investments in training personnel, technologies and cyber insurance. We maintain an IT risk management program which is supervised by senior management. Reports on such IT risk management program are presented to the Audit Committee of the board of directors on a quarterly basis. As part of this program, we have a cybersecurity framework, internal policies and functional surveillance and governance.

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
We have adopted comprehensive policies and procedures related to our information security and privacy controls that assess compliance on these matters, including the sufficiency of the controls and procedures related to cybersecurity disclosure, through our Chief Information Security Officer as an internal consultant for the Audit Committee and board of directors.
Proximity Americas Division and Digital@FEMSA offer several financial and payments services for their customers. Cyber-security events such as the ones described above could result in unauthorized disclosure of customers’ confidential information, violations of data privacy laws and regulations, or in the total or partial loss of our customers funds, that could therefore require us to spend significant financial and other resources to prevent future attacks, remedy the damage caused by a security breach or to repair or replace networks and information systems. As we grow our digital business, we expect to hold more personal information of our customers. Therefore, we expect these risks to increase.
We make investments in technologies, cyber insurance and training of our personnel. We also maintain an information security program that is presented to and supervised by the Audit Committee and information security committee on a quarterly basis. As part of this information security program based on a risk approach, we have a cybersecurity framework, internal policies and cross-functional surveillance. Despite our investments and focus on risk management programs, we may be subject to unexpected security breaches, and there is no assurance that the measures we implement will be sufficient to prevent such breaches.

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
Negative or inaccurate information concerning or affecting us, or our brands’ trademarks may be posted at any time on traditional media outlets, social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individual access to a broad audience of consumers and other interested persons. We may experience additional risks as we grow our Digital@FEMSA business.This information may harm our reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on its business, financial condition and results of operations.
Regulatory developments in the countries where we operate may adversely affect our business, financial condition and results of operations.
The principal areas in which we are subject to laws and regulations are labor, zoning, operations, environmental and related local permits, health and safety, anti-bribery, energy, taxation, antitrust and anti-money laundering, among others. We are also subject to additional regulations applicable to payment providers and fintechs in the markets where we conduct those operations. See “Item 4. Information on the Company—Regulatory Matters—Fintech Regulations.” Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where we have operations may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations. In addition, changes in current laws and regulations may negatively impact customer traffic, revenues, operational costs and commercial practices, which may have an adverse effect on results of our operations and financial condition.
Our business could be affected by new safety and environmental regulations enforced by governments, global environmental regulations and new energy technologies. Federal, state, and municipal laws and regulations for the installation and operation of service stations are becoming more stringent. Compliance with these laws and regulations is often difficult and costly. Global trends to reduce the consumption of fossil fuels through incentives and taxes could push sales of these fuels at service stations to slow or decrease in the future and automotive technologies, including efficiency gains in fossil fuel vehicles and increased popularity of alternative fuel vehicles, such as electric and liquefied petroleum gas (“LPG”) vehicles, have caused a reduction in fuel consumption globally. Other new technologies could further reduce the sale of fossil fuels, all of which could adversely affect results of operations and financial condition of the Fuel Division. See “Item 4. Information on the Company—Regulatory Matters—Environmental Regulations.”
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
Energy regulatory changes may impact fuel prices and therefore adversely affect our business. The Fuel Division mainly sells gasoline and diesel through owned or leased retail service stations. Previously, the prices of these products were regulated in Mexico by the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”). See “Item 4. Information on the Company—Regulatory Matters—Energy Regulations.”
We are required to comply with anti-money laundering laws and regulations in the jurisdictions in which we have operations, which are particularly applicable to our retail and fintech businesses. Such laws and regulations require FEMSA to adopt and implement policies, procedures and controls designed to detect and prevent transactions with third parties involved in money laundering. Although we have such policies, procedures and controls in place, given the number of transactions made in its stores, we may be subject to the risk that our clients or third parties may misuse our services and engage in money laundering or other related illegal activities. There can be no assurance that FEMSA’s internal policies, procedures and controls will be sufficient to detect or prevent all inappropriate practices, including money laundering, fraud or other violations of law or that any person will not take actions in violation of FEMSA policies, procedures and controls. As we expand and grow our retail and fintech businesses, including Digital@FEMSA, we will be subject to additional regulations applicable to financial technology companies in various jurisdictions. See “Item 4. Information on the Company—Regulatory Matters—Fintech Regulations.”

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
The imposition of new taxes, increases in existing taxes or changes in the interpretation of tax laws and regulations by tax authorities, may have a material adverse effect on the results of operations and financial condition of our business. The countries where we operate may adopt new tax laws or modify existing tax laws to increase taxes applicable to our business or products. For example, Coca-Cola FEMSA is subject to taxes aimed at discouraging the consumption of certain beverages, including sparkling beverages, beverages with added sugar and HFCS and beverages containing below certain levels of fruit juice. See “Item 4. Information on the Company—Regulatory Matters—Tax Reforms”.

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
Competition in the markets where we have operations could adversely affect our business, financial condition and results of operations.
We face strong competition across industries in the countries where we have operations and may face competition from new market participants. The increase in competition may limit the number of new locations available or result in a reduction in revenues. Consequently, future competition may affect our results of operations and financial condition. The shift in the retail sector from brick-and-mortar retailers to online and mobile platforms could also adversely affect FEMSA’s business, results of operations and financial condition. See “Item 4. Information on the Company.” We expect the competitive environment will continue to evolve as new technologies are developed based on changing consumer behavior. Lower pricing and activities by FEMSA’s competitors may affect our business. The continuing migration and evolution of the retail sector and financial services to online and mobile-based platforms for consumers may increase competition that could adversely affect our business, results of operations and financial condition.

FEMSA competes mainly in terms of price, packaging, effective promotional activities, access to retail outlets and sufficient shelf space, customer service, product innovation and product alternatives and the ability to identify and satisfy consumer preferences. See “Item 4. Information on the Company”

Global economic conditions have and may continue to cause an increase in the prices of raw materials, supply chain disruptions or shortages of raw materials and thus increase our cost of goods sold, therefore adversely affecting our business, financial conditions and results of operations.

Our sales volumes and revenues may be affected by economic conditions in the various countries where we have operations. The prices for our raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Global economic growth slowed in 2022. The inflationary pressures that first appeared in global markets in 2021 were exacerbated in 2022. Inflation has led to further increases in the costs of raw materials, utilities and services that we use to produce our products and provide services, which would adversely affect our business if we are not able to pass on the increased costs to our customers or successfully implement mitigating actions.

The effects of inflation impact each of our businesses differently. For example, in addition to water, Coca-Cola FEMSA’s most significant raw materials are concentrate, which Coca-Cola FEMSA acquires from affiliates of TCCC, sweeteners and packaging materials. Prices for Coca-Cola trademark beverages concentrate are determined by TCCC. Coca-Cola FEMSA is also required to meet all of its supply needs (including sweeteners and packaging materials) from suppliers approved by TCCC. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility and inflation may affect the average price for PET resin in local currencies. Coca-Cola FEMSA cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that Coca-Cola FEMSA will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

For Proximity Americas Division and Proximity Europe Division, the higher price of raw materials and supply chain disruptions caused by inflation increased the cost of the goods sold.

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
An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where we operate, which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase our operating costs and negatively impact our business and results of operations. Changes in government regulations in the countries where we have operations, including reforms related to transmission, sanctions, distribution, and other costs, could lead to a substantial increase in our electricity cost. See “Item 4. Information on the Company—Regulatory Matters.” The price of fuel has also increased not only as a result of inflation and increases in energy demand, but also as a result of the conflict in Ukraine and Russia and subsequent economic sanctions imposed on Russia, which may continue to impact us throughout 2023, particularly in Europe, and may continue to impact us in the future.
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
We are subject to risks related to pandemics and public health crises, including COVID-19, that may materially and adversely affect our business.
Public health crises such as pandemics, tainted food, food-borne illnesses, food tampering, tampering with or failure of water supply may negatively affect our business, and demand for our products and services. In the last three years, COVID-19 and its variants have caused serious disruptions in the global economy including consumer spending habits, supply chain disruptions and restrictions on individual and business activities.
At the outbreak of COVID-19 in March 2020, government responses aimed at containing the pandemic such as the promotion of social distancing, capacity restrictions, the adoption of work from home and in certain territories, mandatory closures caused temporary closures of points of sale, distribution centers, warehouses and manufacturing facilities of our key suppliers, which have caused fluctuations in the availability, sales volumes and prices of certain relevant categories in our stores and products that we sell. such as beer, gasoline, some categories of beverages and presentations, among others. Starting in 2020, we adopted various protocols and safety measures for our operations and employees in response to the various regional policies in place in the countries in which we operate. Throughout 2022, both governmental and company measures were relaxed as a result of the vaccination of the population and biosafety protocols have been adopted in restaurants, sporting and entertainment events as part of a gradual return to a new normality.

The COVID-19 pandemic has also impacted, and may continue to impact, our non-consolidated entities. We cannot predict whether there will be further COVID-19 or other pandemic outbreaks in the future in any of the markets where we operate. COVID-19 has caused significant volatility in financial markets, undermining investors’ confidence in the growth of countries and businesses. In addition, the longer-term economic effects of the COVID-19 pandemic may include increased inflation rates, supply-chain disruptions, exchange rates volatility in the countries where we have operations and reduced demand for the products we sell or a shift to lower margin products. These lingering effects could be exacerbated by any future pandemics or health crises.
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
In addition, from time to time, we establish and publicly announce goals and commitments to reduce our carbon footprint by increasing our use of recycled packaging materials and participating in environmental and sustainability programs and initiatives organized or sponsored by non-governmental organizations and other groups to reduce greenhouse gas emissions industry wide. If we fail to achieve these goals due to restrictions to access or short supply of energy from renewable sources or improperly report on its progress toward achieving our carbon footprint reduction goals and commitments, the resulting negative publicity could adversely affect consumer preference and demand for our products.
Weather conditions and natural disasters may adversely affect our business, financial condition and results of operations.
Lower temperatures, higher rainfall and other adverse weather conditions such as hurricanes, natural disasters such as earthquakes, torrential rains, hurricanes and floods in the countries in which we operate may negatively impact consumer patterns, which may result in reduced sales of our products and at points of sale. Additionally, such adverse weather conditions and natural disasters may affect plant installed capacity, road infrastructure, personnel, assets and points of sale in the territories where we operate. Such events, or the containment measures to prevent or control them could also trigger increases in costs, disruption of supply, shortages of products, or consumer behavior changes including a decrease in an overall consumer mobility, thus affecting our business, financial condition, and results of operations. If any of these events becomes significant in duration, severity and frequency, our financial condition and results of operations could be materially adversely affected. FEMSA’s points of sales and facilities have been affected by hurricanes and other weather events in the past, which have resulted in temporary closures and losses. Also, any of these events could force us to increase our capital expenditures to put our assets back in operation. See “Item 4. Information on the Company—Insurance.”
Risks Related to Mexico and the Other Countries Where We Operate
Adverse economic conditions in Mexico may adversely affect our financial position and results.
We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2022, 62% of our consolidated total revenues were attributable to Mexico. During 2021 and 2022, Mexican gross domestic product (“GDP”) increased by approximately 5.0% and 3.1%, respectively, on an annualized basis compared to the previous year. We cannot assure that such conditions will be maintained or continue to increase in the future or will not have a material effect on our business, results of operations and financial condition going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deteriorations in economic conditions that have had a negative impact on our results.
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
In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results. Mexican peso-denominated debt (including currency hedges) represented 44.1% of our total debt as of December 31, 2022.
Geopolitical conditions could negatively impact our financial results.
Financial uncertainties in our major markets and unstable geopolitical conditions or events in certain markets, including civil unrest, acts of war, terrorism or governmental changes could undermine global consumer confidence and reduce consumers' purchasing power, thereby reducing demand for our products.

Geopolitical conflicts, including the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, could also cause significant disruptions in supply chains across the world, which may increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations. Our presence in Europe through the Valora acquisition positions FEMSA in closer proximity to the conflict in Russia and Ukraine and thus our European operations may be more significantly affected.

Volatility in other regions in which we have operations may also impact our financial results and operations. There can be no assurance that future developments in emerging market countries and in the United States, over which we have no control, will not have a material adverse effect on our financial condition and results.

Depreciation of the Mexican peso and of our other local currencies could adversely affect our financial position and results.
Depreciation of the Mexican peso and of our other local currencies increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso, which is our main operating currency, may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and, as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. As of December 31, 2022, the Mexican peso appreciated relative to the U.S. dollar by approximately 5.0% compared to 2021. As of December 31, 2021 and 2020, the Mexican peso experienced fluctuations relative to the U.S. dollar consisting of depreciation of 3.1% and 5.5%, respectively, compared to the prior year. Through April 14, 2023, the Mexican peso has appreciated 7.4% since December 31, 2022.
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
The devaluation of the local currencies against the U.S. dollar can increase the operating costs for Coca-Cola FEMSA, and depreciation of the local currencies against the Mexican peso can negatively affect the translation of Coca-

Cola FEMSA's results. Future currency devaluation or the imposition of exchange controls in any of these countries, or in Mexico, would have an adverse effect on their financial position and results.
Generally, future currency devaluations or the imposition of exchange controls in any of the countries where we have operations may potentially increase our operating costs, which could have an adverse effect on our results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”
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
As of the date of this annual report, the Morena Political Party, in conjunction with its allied political parties, holds a simple majority in the Senate and in the Chamber of Deputies and a strong influence in various local legislatures. We cannot provide any assurances that political developments in Mexico, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements or civil disturbances, over which we have no control, will not have an adverse effect on our business, results of operations and financial condition.
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
As of March 31 , 2023 the voting trust owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information— Bylaws—Voting Rights and Certain Minority Rights.”
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
We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of April 21, 2023, we had no restrictions on our ability to pay dividends.
ITEM 4. INFORMATION ON THE COMPANY
Introduction
FEMSA is a leading company that participates in the following businesses:
•In the beverage industry, through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume;
•In the retail industry, through the following divisions: (1) Proximity Americas Division, operating the OXXO small-format store chain in Latin America, (2) Proximity Europe Division, a small-format retail and foodvenience chains in Europe operated by Valora, (3) the Fuel Division, operating the OXXO Gas chain of retail service stations and (4) the Health Division, which includes pharmacy services locations and related operations;
•In the specialized distribution, facility and packaging supplies and third-party logistics industries through Logistics and Distribution, operated by Envoy Solutions and Solistica, which includes the sale of products in the distribution of supplies and packaging solutions industries, as well as integrated logistics services for third parties; and
•In other ancillary businesses, through our Other Businesses (as defined below), including Digital@FEMSA, point-of-sale refrigeration, food processing equipment and plastics solutions.
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
Corporate History and Information
FEMSA traces its origins to the establishment of Mexico’s first brewery, Cervecería Cuauhtémoc, S.A. (“Cervecería Cuauhtémoc”), which was established in 1890. Descendants of certain of the founders of Cervecería Cuauhtémoc are participants of the voting trust that controls our company.
Strategic Growth of our Businesses

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

In 2021 and 2022, Envoy completed a variety of acquisitions, largely to expand its geographic footprint in the United States and, in some cases, its product offering. See Note 4 to our audited consolidated financial statements.

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

In April 2022, Envoy Solutions acquired Sigma Supply of North America Inc., an independent specialized distribution company based in Hot Springs, Arkansas.

In October 2022, we acquired a controlling stake in Valora Holding AG, a European leading public company in the foodvenience market, through a public tender offer launched in July, 2022. We acquired the remaining minority interest effective in March 2023.

For more information, see “Item 4. Information on the Company” and “Item 10. Additional Information—Material Contracts.”

Recent Developments

FEMSA Forward. On February 15, 2023, we announced the FEMSA Forward initiative, which was the result of a previously-discussed strategic review. Specifically, we plan to focus on our core business verticals of retail, Coca-Cola FEMSA and digital. We also announced our intention to divest our Heineken Investment and have our representatives resign from the supervisory board of Heineken N.V. and the board of directors of Heineken Holding N.V., to explore strategic alternatives for Envoy Solutions and other minority investments and non-core, non-strategic businesses, to seek to reduce existing debt and return excess capital to our shareholders.

Heineken Share Sale. On February 21, 2023, we completed a sale of ordinary shares of Heineken in an amount of approximately to €3.2 billion Euros. This offering was executed via an accelerated bookbuild to institutional investors outside of Mexico.

On February 23, 2023, we completed an offering of senior unsecured exchangeable bonds for a principal amount of €500 million Euros through a wholly owned subsidiary, exchangeable into existing issued ordinary shares of Heineken Holding N.V. This offering was made to institutional investors outside of Mexico, conducted through joint bookrunners. The Bonds have a maturity of three years.

Following the completion of these transactions, we reduced our combined economic interest in Heineken from 14.76% to 8.13%, without considering the potential conversion of the exchangeable bonds.

Tender Offer. On March 20, 2023, we completed a tender offer to purchase for cash our 3.500% Senior Notes due 2050 and 4.375% Senior Notes due 2043 denominated in US dollars, and our 0.500% Senior Notes due 2028 and 1.000% Senior Notes due 2023 denominated in Euros. As a result of this offer, we acquired Euro and U.S.-dollar denominated bonds totaling approximately €666 million Euros and US$ 1,090 million. The purpose of the tender offer was to reduce our indebtedness.

Net Pay. In November, 2022, we reached an agreement to acquire the remaining 85.18% shares of Net Pay, S.A.P.I. de C.V., a payment solutions company. The transaction was subject to antitrust approvals in Mexico and closed on March 31, 2023. The closing of the transaction results in 100% ownership of the company.

Ownership Structure
We conduct our business through our principal subsidiary companies as shown in the following diagram and table:
Ownership Structure of Significant Subsidiaries as of December 31, 2022

(1)Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as "CIBSA".
(2)Percentage of issued and outstanding capital stock owned by CIBSA (56% of Coca-Cola FEMSA’s capital stock with full voting rights). See “Item 4. Information on the Company—Coca-Cola FEMSA—Capital Stock.”
(3)Our Heineken Investment is held indirectly by various subsidiaries of FEMSA, including CB Equity. We subsequently reduced our combined economic interest in Heineken to 8.13%. See "Item 4. Information on the Company — Recent Developments."
(4)Includes Proximity Americas Division, the Health Division and the Fuel Division. See “Item 4. Information on the Company.”
(5)Grupo Industrial Emprex, S. de R.L. de C.V., which we refer to as “Emprex.”

Significant Subsidiaries
The following table sets forth our significant subsidiaries as of December 31, 2022:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.2%
Emprex (1):	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%
CB Equity	United Kingdom	100.0%

(1) Grupo Industrial Emprex, S. de R.L. de C.V.

The following table presents an overview of our operations by relevant reportable segment and by geographic area:
Operations by Segment—Overview
Year Ended December 31, 2022 and % of growth (decrease) vs. previous year

	Coca-Cola FEMSA			Proximity Americas Division				Proximity Europe Division			Fuel Division			Health Division			Logistics and Distribution			Heineken Investment
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.	226,740	16%	Ps.	233,958	18%		Ps.	9,809	—%	Ps.	51,813	30%	Ps.	74,800	2%	Ps.	72,539	50%	Ps.	—	—%
Gross profit	100,300		13%	97,586		16%		4,599		—%	6,560		25%	21,983		1%	16,165		53%	—		—%
Share of the profit of equity method accounted investees, net of tax	386		339%	(276)		130%	(1)	—		—%	—		—%	—		—%	4		(50)%	7,359		(32)%
Total assets	277,995		2%	143,877		11%		38,759		—%	24,102		21%	60,960		6%	81,115		26%	98,162		(4)%
Employees	97,213		16%	172,692		8%		5,047		—%	6,469		(6)%	32,802		9%	27,274		10%	—		—%

(1)Reflects the percentage increase between the loss of Ps. 276 million recorded in 2022 and the loss of Ps. 120 million recorded in 2021.
Total Revenues Summary by Segment (1)

	Year Ended December 31,
	2022		2021		2020 (Revised)
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	226,740	Ps.	194,804	Ps.	183,615
Proximity Americas Division		233,958		198,586		181,277
Proximity Europe Division		9,809		—		—
Health Division		74,800		73,027		65,172
Fuel Division		51,813		39,922		34,322
Logistics and Distribution		72,539		48,412		31,568
Other Businesses		25,677		21,754		17,311
Consolidated total revenues	Ps.	673,202	Ps.	556,261	Ps.	492,966

(1)The sum of the financial data for each of our reportable segments differs from our consolidated total revenues due to intercompany transactions, which are eliminated in consolidation, and certain assets and activities of FEMSA.
Business Strategy

Our objective is to generate economic and social value through our business units. We generate economic value by designing, building and scaling mass business models, which enables us to meet our customers’ daily needs in a distinguished and efficient manner. We generate social value by contributing to the improvement of the communities we serve through our actions, the comprehensive development of our employees, and the value proposals that generate well-being.

Everything we do across our three core businesses — retail, beverages and digital — is motivated and inspired by our commitments to our people, our community and our planet, underscored by strong governance practices. Our strategic framework is comprised of six priorities:

•Continued growth: We work to achieve balanced and sustainable growth by capitalizing on new and existing opportunities to create value within our core businesses. We have also increased our capabilities to operate and succeed in other geographic regions by improving management skills to obtain a precise understanding of local consumer needs. Going forward, we intend to use those capabilities to accelerate our expansion and maximize our value creation potential, focusing on our core businesses: retail, beverages and digital.

•Going digital: We are harnessing the power of technology to increase our businesses' efficiency while also exploring new business opportunities through Digital@FEMSA. We are leveraging the competitive advantages and strong market position of our businesses to build innovative digital businesses in the financial services industry to address the financial needs of our customers and business partners, with an efficient and comprehensive value proposition. Additionally, we are developing and growing digitally-enabled loyalty initiatives leveraged on strategic partnerships and our businesses.

•Think Global: Our mindset is global. We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guides our consolidation and growth efforts, which have led to our current footprint. We currently operate in Mexico, Central America, South America, Europe and in the United States, including some of the most populous metropolitan areas in Latin America. Our global presence provides us with opportunities to create value through an improved ability to execute our strategies in complex and developed markets.

•Rooted Sustainability: Sustainability is embedded in everything we do and it is central to the way we do business. Our strategic sustainability framework is composed of three pillars, supported by corporate governance best practices:

◦Our People: Our people’s well-being, dignified work and professional growth
◦Our Community: Development and well-being within the communities where we operate
◦Our Planet: Harmony with the environment and sustainable use of natural resources

•Talent & Culture: Our people are integral to our business and their well-being is our highest priority. Our organizational culture is evolving, and we are finding new ways of working together collaboratively. We prioritize diversity, equity and inclusion within our corporate culture and hiring practices, including promoting the labor inclusion of minority groups and those in vulnerable situations.

•Proactive Engagement with our Audiences: We aim to facilitate open, clear, proactive, transparent and tailored dialogues with all of our stakeholders, using accessible tools and mediums of engagement. This is essential to understanding internal and external expectations and concerns so we can respond accordingly, and, in turn, strengthen our levels of credibility and trust, more easily navigate challenges, identify new opportunities, and ultimately drive continuous improvement across our business.

Moreover, we are convinced that a robust corporate governance is vital to the responsible management and operation of our business, ensuring the accountability and alignment with our stakeholders to create long-term value through strong economic and social performance. Our governance structure is the foundation for our value creation. We aim to have the right leaders, teams, tools, policies and feedback mechanisms in place across the organization, with tiered levels of accountability. Our Board of Directors is responsible for establishing the company’s corporate strategy, and is supported by its committees that are focused on driving sustainable stakeholder value growth.

Coca-Cola FEMSA
Overview
Coca-Cola FEMSA is the largest franchise bottler of Coca-Cola trademark beverages in the world in terms of volume. Coca-Cola FEMSA operates in territories in the following countries:
•Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico.
•Guatemala.
•Nicaragua.
•Costa Rica.
•Panama.
•Colombia—most of the country.
•Brazil—a major part of the states of São Paulo and Minas Gerais, the states of Parana, Santa Catarina, Mato Grosso do Sul and Rio Grande do Sul and part of the states of Rio de Janeiro and Goias.
•Argentina—Buenos Aires and surrounding areas.
•Uruguay.
Coca-Cola FEMSA also operates in Venezuela through its investment in Coca-Cola FEMSA de Venezuela,          S.A., or KOF Venezuela.

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
The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2022.
Operations by Consolidated Reporting Segment—Overview Year Ended December 31, 2022

	Total Revenues			Gross Profit
	(in millions of Mexican pesos)
Mexico and Central America (1)	Ps.	131,002	57.8%	Ps.	62,035	61.8%
South America (2)		95,738	42.2%		38,265	38.2%
Consolidated		226,740			100,300

(1)Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)Includes Colombia, Brazil, Argentina and Uruguay.
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

Business Strategy
Coca-Cola FEMSA operates with a large geographic footprint in Latin America. To consolidate its position as a global leader in its industry and strengthen its value proposition for its retail clients and end consumers, Coca-Cola FEMSA is leveraging its strengths, working on the following six strategic priorities as its guiding principles: (i) grow its core, (ii) become its customers' preferred omnichannel commercial platform, (iii) de-bottleneck its infrastructure and digitize the enterprise, (iv) make a difference in environmental, social and corporate governance (ESG), (v) strengthen its customer-centric culture and (vi) pursue strategic acquisitions.
To maximize growth and profitability, and driven by its strategic priorities, Coca-Cola FEMSA plans on continuing to execute the following key strategies: (i) accelerate revenue growth, (ii) increase its business scale and profitability across categories, (iii) continue its expansion through organic growth, strategic joint ventures, business alliances and mergers and acquisitions, (iv) accelerate the digitization of Coca-Cola FEMSA’s processes, (v) develop an agile, digital-savvy culture and (vi) create a leaner and more efficient organization focused on value creation.
Coca-Cola FEMSA seeks to accelerate its revenue growth through the introduction of new categories, products and presentations that better meet its consumers’ needs and preferences, while maintaining its core products and improving its profitability. To address its consumers’ diverse lifestyles, Coca-Cola FEMSA has developed new products through innovation and has expanded the availability of low-and non-caloric beverages by reformulating and broadening its product portfolio to reduce added sugar and offering smaller presentations of its products. As of December 31, 2022, approximately 38.1% of Coca-Cola FEMSA’s brands were low-or non-caloric beverages, and Coca-Cola FEMSA continues to expand its product portfolio to offer more options to its consumers so they can satisfy their hydration and nutrition needs. See “Item 4. Information on the Company—Coca-Cola FEMSA Products” and “Item 4. Information on the Company—Coca-Cola FEMSA—Packaging.” In addition, Coca-Cola FEMSA informs its consumers through front labeling on the nutrient composition and caloric content of its beverages. Coca-Cola FEMSA has been a pioneer in the introduction of the Guideline Daily Amounts (“GDA”), and Coca-Cola FEMSA performs responsible advertising practices and marketing. Coca-Cola FEMSA voluntarily adheres to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of TCCC, achieving full compliance with all such codes and guidelines in all of the countries where Coca-Cola FEMSA operates.

Coca-Cola FEMSA’s Territories
The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which Coca-Cola FEMSA offers products and the number of retailers carrying its beverages as of December 31, 2022:

Coca-Cola FEMSA’s Products
Coca-Cola FEMSA produces, markets, sells and distributes mainly TCCC trademark beverage portfolio. These include sparkling beverages (colas and flavored sparkling beverages), waters and other non-carbonated beverages

(including juice drinks, coffee, teas, milk, value-added dairy, sports drinks, energy drinks, certain alcoholic beverages, such as Topo Chico hard seltzer and plant-based drinks).
In addition, through certain distribution agreements, Coca-Cola FEMSA distributes and sells Monster products in all the countries where it operates and Heineken-owned brand beer products, Estrella Galicia beer products, Campari alcoholic beverages and Perfetti confectionary and chewing gum in its Brazilian territories.

Since 2021, Coca-Cola FEMSA has been testing distributing alcoholic beverages and consumer products in some of its territories. From its ongoing tests, Coca-Cola FEMSA has been learning new shopper and consumption trends, and gathering necessary insights to strengthen its value proposition for retailers and consumers in the market. This has allowed Coca-Cola FEMSA to complement its reach and joint consumer value proposition and provide its partners with a unique edge to communicate with target consumers. As these are ongoing tests, further details will be provided in due course.

The following table sets forth the trademarks of the main products Coca-Cola FEMSA distributed in 2022:
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
Sales Volume and Transactions Overview
Coca-Cola FEMSA measures total sales volume in terms of unit cases and number of transactions. “Unit case” refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders and concentrate that is required to produce 192 ounces of finished beverage product. “Transactions” refers to the number of single units (e.g. a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for fountain which represents multiple transactions based on a standard 12 ounce serving.

Except when specifically indicated, “sales volume” in this annual report refers to sales volume in terms of unit cases.
Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 61.2%, 62.6% and 63.9% of Coca-Cola FEMSA’s total sales volume in 2022, 2021 and 2020, respectively.
The following table illustrates historical sales volume and number of transactions for each of Coca-Cola FEMSA’s consolidated reporting segments, as well as its unit case and transaction mix by category.

	Sales Volume		Transactions
	2022	2021	2022	2021
	(Millions of unit cases or millions of single units, except percentages)
Mexico	1,888.9	1,790.0	9,276.4	8,569.5
Central America (1)	299.5	267.8	2,356.8	2,040.5
Mexico & Central America	2,188.4	2,057.9	11,633.2	10,610.0
Growth	6.3%	3.3%	9.6%	7.8%
Colombia	330.1	297.9	2,503.7	2,046.2
Brazil (2)	1,016.2	903.3	7,014.5	5,866.6
Argentina	173.9	155.4	939.5	765.8
Uruguay	46.6	43.4	224.2	202.1
South America	1,566.8	1,400.0	10,681.9	8,880.9
Growth	11.9%	8.3%	20.3%	17.5%
Total	3,755.2	3,457.9	22,315.1	19,490.9
Growth	8.6%	5.3%	14.5%	12.0%

(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.

The following table illustrates the multiple serving presentations and returnable packaging mix for sparkling beverages volume:

	Multiple Serving Presentations		Returnable packaging
	2022	2021	2022	2021
Mexico	69.1%	71.3%	43.4%	45.4%
Central America (1)	55.2%	58.4%	31.3%	34.9%
Colombia	60.1%	67.4%	20.0%	19.7%
Brazil (2)	67.0%	69.6%	15.7%	16.3%
Argentina	76.5%	82.5%	17.3%	19.4%
Uruguay	81.0%	83.8%	17.0%	20.1%
Total	66.7%	70.2%	31.5%	32.7%

(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.

The following table illustrates Coca-Cola FEMSA’s historical sales volume and number of transactions performance by category for each of its operations and its consolidated reporting segments for 2022 as compared to 2021:

	Year Ended December 31, 2022
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	3.4%	10.5%	26.8%	6.8%	5.5%
Central America (1)	10.3%	26.8%	10.1%	39.8%	11.8%
Mexico and Central America	4.5%	13.1%	24.9%	6.9%	6.3%
Colombia	8.5%	34.3%	27.4%	(16.9)%	10.8%
Brazil (2)	8.7%	39.2%	37.3%	36.2%	12.5%
Argentina	11.4%	11.1%	35.8%	(28.6)%	11.9%
Uruguay	4.2%	94.2%	18.0%	—	7.5%
South America	8.8%	34.7%	33.2%	(4.4)%	11.9%
Total	6.4%	21.7%	29.0%	5.8%	8.6%

(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.

	Year Ended December 31, 2022
	Sparkling	Stills	Water	Bulk	Total

Number of Transactions Growth
Mexico	6.5%	12.6%	22.3%	—	8.2%
Central America (1)	13.2%	34.6%	7.3%	—	15.5%
Mexico and Central America	7.8%	17.4%	20.5%	—	9.6%
Colombia	17.8%	54.3%	24.8%	—	22.4%
Brazil (2)	14.2%	47.1%	38.6%	—	19.6%
Argentina	19.1%	28.7%	44.8%	—	22.7%
Uruguay	7.0%	71.3%	20.2%	—	10.9%
South America	15.2%	47.0%	33.8%	—	20.3%
Total	11.1%	31.1%	27.6%	—	14.5%

(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.

The following table illustrates Coca-Cola FEMSA’s unit case mix by category for each of its operations and its consolidated reporting segments for 2022:

	Sparkling Beverages		Stills		Water(3)
	Years Ended December 31,
	2022	2021	2022	2021	2022	2021
Unit Case Mix by Category
Mexico	71.4%	72.8%	7.2%	6.8%	21.4%	20.3%
Central America (1)	86.1%	87.3%	9.9%	8.7%	4.0%	4.0%
Mexico and Central America	73.4%	74.7%	7.5%	7.1%	19.1%	18.2%
Colombia	77.1%	78.7%	8.8%	7.2%	14.1%	14.0%
Brazil (2)	84.1%	87.0%	8.3%	6.7%	7.6%	6.2%
Argentina	80.2%	80.5%	8.4%	8.5%	11.4%	11.1%
Uruguay	84.2%	86.9%	3.5%	1.9%	12.3%	11.2%
South America (4)	82.2%	84.5%	8.3%	6.9%	9.5%	8.6%
Total	77.1%	78.7%	7.8%	7.0%	15.1%	14.3%

(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.
(3)Includes bulk water volume and transactions.
(4)Includes sales volume and transactions from CVI Refrigerantes Ltda., or CVI, from February 2022.

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
Marketing
Coca-Cola FEMSA, in conjunction with TCCC, has developed a marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA's consolidated marketing expenses in 2022 were Ps. 3,983 million.
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
Product Sales and Distribution
The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which Coca-Cola FEMSA sold its products:

	As of December 31, 2022
	Mexico and
	Central America(1)(3)	South America(2)
Distribution centers	171	78
Retailers	1,099,732	1,026,732

(1)Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)Includes Colombia, Brazil, Argentina and Uruguay.
(3)For purposes of this table, Coca-Cola FEMSA has considered owned and third-party distribution centers managed by us.

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
In 2022, no single customer accounted for more than 10.0% of Coca-Cola FEMSA’s consolidated total sales.
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
In Mexico, Coca-Cola FEMSA sells a majority of its beverages through its traditional distribution channel, which consists of sales at small retail stores to consumers who may take the beverages for consumption at home or elsewhere. Coca-Cola FEMSA also sells products through modern distribution channels, the “on-premise” consumption segment, home delivery routes, supermarkets and other locations. Modern distribution channels include large and organized chain retail outlets such as wholesale supermarkets, discount stores and convenience stores that sell fast-

moving consumer goods, where retailers can buy large volumes of products from various producers. The “on-premise” consumption segment consists of sales through points-of-sale where products are consumed at the establishment from which they were purchased. This includes retailers such as restaurants and bars as well as stadiums, auditoriums and theaters.
In 2021, the “on-premise” channel was the most affected in Coca-Cola FEMSA’s Mexican operations, as a result of COVID-19 confinement measures. This effect was partially offset by increased sales through its emerging distribution channels, which consist primarily of digital channels and platforms such as food aggregators, e-commerce and other digital platforms. The rollout of Coca-Cola FEMSA’s digital platforms allowed it to serve its customers in Mexico through a digital app and our proprietary chatbot-enabled order-taking platform. Additionally, other “direct-to-consumer” channels such as Coca-Cola FEMSA’s own home delivery routes had an increase in demand. During 2021 and 2022, as confinement measures were gradually reduced, Coca-Cola FEMSA saw a gradual recovery of the “on-premise” channel.
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
In 2021, the “on-premise” channel in Coca-Cola FEMSA’s Brazilian operations was the most affected as a result of COVID-19 confinement measures. This effect was partially offset by resilient traditional trade channels and increased sales through its emerging distribution channels, which consist primarily of digital channels and platforms such as food aggregators, e-commerce and other digital platforms. Additionally, the rollout of the digital platforms allowed Coca-Cola FEMSA to complement its service to its consumers in Brazil through a digital app and its proprietary chatbot-enabled order-taking platform. During 2021 and 2022, as confinement measures were gradually reduced, Coca-Cola FEMSA saw a gradual recovery of the “on-premise” channel.
Territories other than Mexico and Brazil. Coca-Cola FEMSA distributes its finished products to retailers through a combination of its own fleet of trucks and third-party distributors. In most of Coca-Cola FEMSA’s territories, an important part of its total sales volume is sold through small retailers.
In 2021 and 2020, a large percentage of Coca-Cola FEMSA’s sales in its territories other than Mexico and Brazil were made through modern distribution channels, as the imposition of measures and regulations aimed at containing the COVID-19 pandemic had an impact on consumer preferences towards these channels. The “on-premise” channel was the most affected sales and distribution channel in these territories as a result of confinement measures. This effect was partially offset by an increased demand for digital channels and platforms such as food aggregators, e-commerce and other digital platforms. As these countries began to ease restrictions and lockdowns, there was a subsequent recovery in the “on-premise” channel.
Principal Competitors
Coca-Cola FEMSA is a leader in the beverage market, being the largest franchise bottler of Coca-Cola trademarks in the world by sales volume. During 2022, Coca-Cola FEMSA produced and sold approximately 11.5% of the Coca-Cola system’s volume worldwide.
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
In the countries that comprise Coca-Cola FEMSA’s Central America region, its main competitors are Pepsi and Big Cola bottlers. In Guatemala, Coca-Cola FEMSA competes with a joint venture between AmBev and The Central American Bottler Corporation. In Nicaragua, Coca-Cola FEMSA's principal competitor is AJE Group. Coca-Cola FEMSA also competes with the joint venture between The Central American Bottler Corporation and AmBev. In Costa Rica, Coca-Cola FEMSA’s principal competitor is Florida Bebidas S.A., subsidiary of Florida Ice and Farm Co. and Cooperativa de Productores de Leche Dos Pinos R.L. in juices. In Panama, Coca-Cola FEMSA’s main competitor is Cervecería Nacional, S.A., followed by AJE Group. Coca-Cola FEMSA also faces competition from “B brands” offering multiple serving size presentations in some Central American countries.
South America. Coca-Cola FEMSA’s principal competitor in Colombia is Postobón, a local bottler (Manzana Postobón, Uva Postobón and Colombiana), still beverages (Hit Juice) and water (Crystal). Postobón sells Pepsi products and is a vertically integrated producer, the owners of which hold other significant commercial and industrial interests in Colombia. Coca-Cola FEMSA also competes with low-price producers, such as Ajecolombia S.A., the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.
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
In Uruguay, Coca-Cola FEMSA’s main competitor is Salus, a water brand owned by Danone. Coca-Cola FEMSA also competes against Fábricas Nacionales de Cerveza S.A. (FNC), a Pepsi bottler and distributor that is partially owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In addition, Coca-Cola FEMSA competes with CCU Inversiones II Ltda, a water, soft drinks and brewery company and finally, with some low-priced regional producers.
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
Historically, TCCC has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. For example, TCCC increased concentrate prices for certain Coca-Cola trademark beverages in Mexico in 2020, 2021 and in 2022. TCCC may increase concentrate prices in the future, and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have on the prices of our products or our results. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Cooperation Framework with The Coca-Cola Company.”
In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Coca-Cola FEMSA’s bottler agreements provide that these materials may be purchased only from suppliers approved by TCCC. Prices for certain raw materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that Coca-Cola FEMSA paid for PET resin in U.S. dollars in 2022 increased 23.5% as compared to 2021 in all Coca-Cola FEMSA’s territories. In addition, given that high currency volatility has affected and continues to affect most of Coca-Cola FEMSA’s territories, the average price for PET resin in local currencies was higher in 2021 in Mexico, Colombia, Brazil and Argentina. In 2022, Coca-Cola FEMSA purchased certain raw materials in advance, negotiated and locked in prices in advance and entered into certain derivative transactions, which helped Coca-Cola FEMSA captures opportunities with respect to raw material costs and currency exchange rates.
Under its agreements with TCCC, Coca-Cola FEMSA may use raw or refined sugar, artificial sweeteners and HFCS in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause Coca-Cola FEMSA to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, its average price for sugar in U.S. dollars, taking into account its financial hedging activities, increased by approximately 12.4% in 2022 as compared to 2021.
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
Coca-Cola FEMSA purchases sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel and Ingenio La Gloria, S.A., all of them sugar cane producers. As of April 8, 2022, Coca-Cola FEMSA held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. Coca-Cola FEMSA purchases HFCS from Ingredion México, S.A. de C.V., Cargill de Mexico S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.
Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. However, in 2022, sugar prices in local currency in Mexico increased approximately 4.8% as compared to 2021.
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
South America. In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in all its caloric beverages, which Coca-Cola FEMSA buys from several domestic sources. Sugar prices in Colombia increased by 26.7% in U.S. dollars and increased 51.9% in local currency, as compared to 2021. Coca-Cola FEMSA purchases non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA has historically purchased all of its non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. Coca-Cola FEMSA purchases all of its cans from Crown Envases

México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of Coca-Cola FEMSA’s competitor Postobón) owns a minority equity interest in certain of Coca-Cola FEMSA’s suppliers, including O-I Peldar and Crown Colombiana, S.A.
In Brazil, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil increased approximately 5.4% in U.S. dollars and increased 0.8% in local currency as compared to 2021. Taking into account Coca-Cola FEMSA's financial hedging activities, sugar prices in Brazil increased 29.0% in U.S. dollars and 23.0% in local currency as compared to 2021. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. Coca-Cola FEMSA mainly purchases PET resin from local suppliers such as Indorama Ventures Polímeros S.A.
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
In Uruguay, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay increased approximately 20.0% in U.S. dollars and 12.9% in local currency as compared to 2021. Coca-Cola FEMSA’s main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. Coca-Cola FEMSA purchases PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and Coca-Cola FEMSA purchases non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).
Proximity Americas Division
Overview
Proximity Americas Division operates a chain of small-format stores with 21,458 locations as of December 31, 2022, under the trade name OXXO.
Proximity Americas Division—Overview
Year Ended December 31, 2022

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2022		2022 vs.2021	2022		2022 vs.2021
Proximity Americas Division	Ps.	233,958	17.8%	Ps.	97,586	15.9%

Business Strategy
Proximity Americas Division intends to continue increasing its store base in all of its territories while capitalizing on the retail business and market knowledge gained through its existing network of stores. Proximity Americas Division intends to open new stores in locations where it believes there is high growth potential or unsatisfied demand, while also increasing customer traffic and average ticket per customer in existing stores. Proximity Americas Division' expansion focuses on both entering new markets and strengthening its presence in Mexico, Colombia, Chile, Brazil and Peru. A fundamental element of Proximity Americas Divisions’ business strategy is to leverage its retail store formats, know-how, technology, and operational practices to continue growing in a cost-effective and profitable manner. This scalable business platform has provided a strong foundation for continued organic growth in Mexico, improving traffic and average ticket sales at our existing stores and facilitating entry into new small-format retail industries. To further increase customer traffic into Proximity Americas Division's stores, Proximity Americas Division has incorporated additional services to its value proposition in Mexico, such as utility bill payments, deposits into bank accounts held at our correspondent bank partners, remittances, payment of mobile phone fees and charges and other financial services, and it seeks to constantly increase the services it offers.

Beyond Mexico, Proximity Americas Division seeks to increase its scale while continuing its expansion in Colombia, Chile, Peru and Brazil. In Brazil, Proximity Americas Division's growth is accelerating through Raízen Conveniências, commercially known as Grupo Nós ("Grupo Nós"), our joint venture with Raízen Combustíveis S.A., which operates OXXO’s value proposition while continuing to evolve with trends, and which continues to grow its legacy format, Shell Select. As of December 31, 2022, there were 217 OXXO stores in the Campinas and Sao Paulo areas. As of the end of 2022, Grupo Nós had 1,213 franchised and 38 self-operated Shell Select locations through Raizen’s service station network.

Proximity Americas Division has developed proprietary models to assist in identifying appropriate store locations, store formats and product categories. These models utilize location-specific demographic data and Proximity Americas Division's experience in similar locations to fine-tune store formats, product price ranges and product offerings to the target market. Market segmentation is becoming an important strategic tool that is expected to allow Proximity Americas Division to improve the operating efficiency of each location, cover a wider array of consumption occasions and increase its overall profitability.
Proximity Americas Division continues to improve its information-gathering and processing systems to allow it to connect with its customers at all levels and anticipate and respond efficiently to their changing demands and preferences. Most of the products carried through OXXO stores are bar-coded, and all OXXO stores are equipped with point-of-sale systems integrated into a company-wide computer network. Proximity Americas Division created a department in charge of product category management, for products such as beverages, fast food and perishables, responsible for analyzing data gathered to better understand our customers, develop integrated marketing plans and allocate resources more efficiently. This department utilizes a technology platform supported by an enterprise resource planning (“ERP”) system, as well as other technological solutions such as merchandising and point-of-sale systems, which allow Proximity Americas Division to redesign and adjust its key operating processes and certain related business decisions. Our IT system also allows us to manage each store’s working capital, inventories and investments in a cost-effective way while maintaining high sales volume and store quality. Supported by continued investments in IT, our supply chain network allows us to optimize working capital requirements through inventory rotation and reduction, reducing out-of-stock days and other inventory costs.

Proximity Americas Division maintains innovative promotional strategies in order to increase store traffic and sales. In particular, OXXO stores sell high-frequency items such as beverages, snacks and cigarettes at competitive prices. Proximity Americas Division's ability to implement this strategy profitably is partly attributable to the size of the OXXO chain, and its ability to work together with its suppliers to implement sales strategies such as differentiated promotions. OXXO stores’ national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the OXXO brand. For example, the organization has refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments by expanding the offerings in the grocery product category in certain stores.
Another fundamental element of Proximity Americas Division's strategy consists of leveraging Proximity Americas Division's reputation for quality and the position of the OXXO brand in the minds of its customers to expand its offering of private-label products. Proximity Americas Division's private-label products represent an alternative for value-conscious consumers, which, combined with its market position, allows Proximity Americas Division to increase sales and margins, strengthen customer loyalty and bolster its bargaining position with suppliers.
Historically, Proximity Americas Division has represented an effective distribution channel for its beverage products, as well as a rapidly-growing point of contact with its consumers. Based on the belief that location plays a major role in the long-term success of a small-format store retail operation, as well as a role in Proximity Americas Division's ability to accelerate and streamline the new store development process, Proximity Americas Division has focused on a strategy of rapid, profitable growth.
Finally, Proximity Americas Division seeks to leverage its scale, operating efficiency and customer knowledge to develop innovative value propositions to address the needs of the traditional trade channel in Mexico while simultaneously offering end customers price conscious retail formats such as "Bara" and "Pronto".
Store Locations
Proximity Americas Division operates the largest small-format store chain in the Americas, measured by number of stores. As of December 31, 2022, there are 20,883 OXXO stores in Mexico, 231 OXXO stores in Colombia, 269 stores in Chile and 75 stores in Peru. Proximity Americas Division expanded its operations by opening 1,027 new OXXO stores in Mexico, Colombia, Chile and Peru during 2022.
Additionally, as of December 31, 2022, Grupo Nós operated 217 OXXO stores and 38 Shell Select locations in Brazil, and managed 1,213 Shell Select stores operated by independent franchisees.

OXXO Stores
Regional Allocation in Mexico
as of December 31, 2022
Historically, Proximity Americas Division has rapidly expanded the number of OXXO stores but during 2022 and 2021, Proximity Americas Division stabilized its organic rate of expansion after a challenging consumer and operating environment driven by the COVID-19 pandemic in 2021 and 2020. Proximity Americas Division expects to gradually increase its expansion pace and growth strategy by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets, while adjusting for post-pandemic changes in consumer behavior.

OXXO Stores
Total Growth

	Year Ended December 31,
	2022	2021	2020	2019	2018
Total OXXO stores	21,458	20,431	19,566	19,330	17,999
Store growth (% change over previous year)	5.0%	4.4%	1.2%	7.4%	8.6%

Most of the OXXO stores are operated under lease agreements, which are denominated in Mexican pesos and adjusted annually to an inflation index. This approach provides Proximity Americas Division the flexibility to adjust locations as cities grow and effectively adjust its footprint based on stores’ performance.
Both the identification of locations and the pre-opening planning to optimize the results of new OXXO stores are important elements in Proximity Americas Division's growth plan. Proximity Americas Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores of Proximity Americas Division that are unable to maintain benchmark standards are generally closed. Between December 31, 2018 and 2022 the total number of OXXO stores increased by 3,459, which resulted from the opening of 4,565 new stores and the closing of 1,106 stores. These numbers reflect stores which were permanently closed during 2020 due to the impact that the COVID-19 pandemic had on their performance.
Competition
Proximity Americas Division, mainly through OXXO stores, competes in the retail market, which is highly competitive. OXXO stores face competition from small-format stores such as 7-Eleven and Circle K in Mexico, Tiendas D1, Ara and Tostao in Colombia, upa! in Chile, and Tambo Mas in Peru, as well as from other numerous retail and grocery chains (such as Wal-Mart, H-E-B, Soriana, La Comer and Chedraui, among others) to small informal neighborhood stores across the markets where they operate. In addition, as more services and products are offered in OXXO stores, the number and type of competitors have also increased, including banks and fast-food outlets, among others. OXXO stores compete not only for consumers and new store locations but also for human resources to operate those stores. Proximity Americas Division has more presence in Mexico than any of its competitors, with operations in every state, and it also operates in Colombia, Chile and Peru.
Additionally, OXXO competes with delivery aggregators and express delivery services such as Rappi, Uber Eats, JOKR and PedidosYa, among others.
In Brazil, Grupo Nós competes in a fragmented traditional market and with institutional convenience store operators, such as BR Distribuidora and Ipiranga, among others.
Market and Store Characteristics
Market Characteristics
Proximity Americas Division is placing increased emphasis on market segmentation and store format differentiation to more appropriately serve the needs of customers on a location-by-location basis. The principal segments include residential neighborhoods, commercial office locations and stores near schools, universities and other types of specialized locations.
In Mexico, approximately 62% of OXXO stores’ customers are between the ages of 15 and 35. Proximity Americas Division also segments the market according to demographic criteria, including income level.
OXXO Store Characteristics
The average size of an OXXO store is approximately 106 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 191 square meters and, when parking areas are included, the average store size is approximately 409 square meters. In 2022, a typical OXXO store carried an average of 3,275 different stock keeping units (SKUs) in 29 main product categories. Additionally, a typical OXXO store offers approximately 7,400 different electronic and individual payment services, such as account deposits and cash withdrawals, including those offered by Spin by OXXO, remittances, and money transfers between stores, as well as bill payment services, such as household electricity bills, cable television, among others. These are accounted for as a fee income stream in Proximity Americas Division's revenues.
Proximity Americas Division—Operating Indicators

	Year Ended December 31,
	2022	2021	2020	2019	2018⁽¹⁾
	(Percentage change compared to previous year)
Total revenues	17.8%	9.5%	(1.9)%	10.4%	11.8%
OXXO same-store sales(2)	14.3%	7.7%	(5.4)%	5.0%	5.2%

(1)In 2018, Proximity Americas Division removed operations that are not directly related to proximity store business, including restaurant and discount retail units. The removed operations are included in “Other Businesses.”
(2)Same-store sales increase is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.
Beer, cigarettes, soft drinks and other beverages and snacks continue to represent the main product categories for OXXO stores, despite a changing sales mix in 2021 that resulted from a gradually recovering mobility and consumers adjusting their behavior as a consequence of the COVID-19 pandemic. In the past, OXXO stores in Mexico only carried beer brands produced and distributed by Heineken Mexico. However, following certain modifications to the terms of our existing commercial relationship with Heineken Mexico and our commercial relationship with Grupo Modelo starting in 2019, Proximity Americas Division now sells the beer brands of Grupo Modelo across Mexico.
Approximately 29% of OXXO stores in Mexico are operated by independent managers responsible for all aspects of store operations. The store managers are commission agents and are not employees of Proximity Americas Division. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. Proximity Americas Division continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and reducing personnel turnover in the stores.

Advertising and Promotion
Proximity Americas Division's marketing efforts for OXXO stores include both specific product promotions and image advertising campaigns. These strategies are designed to increase store traffic, increase sales and continue to promote the OXXO brand and market position.
Proximity Americas Division manages its advertising for OXXO stores on three levels depending on the nature and scope of the specific campaign: (1) local or store-specific, (2) regional and (3) national. Store-specific and regional campaigns are closely monitored to ensure consistency with the overall corporate image of OXXO stores and to avoid conflicts with national campaigns. Proximity Americas Division primarily uses point-of-purchase materials, flyers, handbills and print and radio media for promotional campaigns, although television is used occasionally for the introduction of new products and services. OXXO stores’ image and brand name are presented consistently across all stores, irrespective of location.
Inventory and Purchasing
Proximity Americas Division has placed considerable emphasis on improving operating performance. As part of these efforts, Proximity Americas Division continues to invest in extensive information management systems to improve inventory management.
Management believes that the OXXO store chain’s scale of operations provides Proximity Americas Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. In Mexico, given the fragmented nature of the retail industry in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 56% of the OXXO store chain’s total sales in Mexico consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by Proximity Americas Division's Mexican distribution system, which includes 21 regional warehouses located in Guadalajara, Mexicali, Merida, Leon, Obregon, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tampico, Tijuana, Toluca, Veracruz, Villahermosa, Culiacan, Baja California, two in Mexico City and two in Monterrey. Additionally, there is a warehouse in each of Colombia, Chile, Peru and Brazil. Our logistics services subsidiary operates a fleet of approximately 896 trucks in Mexico dedicated to OXXO that make deliveries from the distribution centers to each store approximately two times per week.
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

Proximity Europe Division

Overview

Proximity Europe Division has two main businesses, retail and food service. As of December 31, 2022, Proximity Europe Division had 2,766 multi-format outlets in Switzerland, Germany, Austria, Luxembourg and the Netherlands, with thirteen different sales formats. Most of Proximity Europe Division's outlets are organized as franchises. The following is a summary of the key brands under which Proximity Europe Division is operated:

	Brand	# of Outlets as of December 31, 2022	Switzerland	Germany	Austria	Luxembourg	Netherlands	Predominant Model
Retail	avec	273	✓	✓				Franchise
	ServiceStore DB	97		✓				Franchise
	U-Store	25		✓				Franchise
	k kiosk	1,055	✓	✓		✓		Franchise
	cigo	392		✓				Franchise
	Press & Books	193	✓	✓	✓	✓		Owned
	Total	2,035	✓	✓		✓		Franchise

	Brand	# of Outlets as of December 31, 2022	Switzerland	Germany	Austria	Luxembourg	Netherlands	Predominant Model
Food Service	BackWerk (including Back-Factory)	422	✓	✓	✓		✓	Franchise
	Brezelkönig	60	✓		✓			Franchise
	Ditsch	183		✓				Franchise
	Caffé Spettacolo	32	✓			✓		Owned
	Super Guud	3	✓					Owned
	Frittenwerk	31		✓				Owned
	Total	731	✓	✓	✓	✓	✓	Franchise

Additionally, Proximity Europe Division provides financial services on a digital platform through its fintech bob Finance and has sixteen pretzel production lines in Germany, the United States and Switzerland.

Business Strategy

A fundamental element of Proximity Europe Division’s business strategy is to provide the best comprehensive "foodvenience" and convenience retail concepts offering in the geographies where it operates: nearby, quick, convenient and fresh products and services. Proximity Europe Division intends to move closer to its vision of having the best food and convenience concepts, focusing on five strategic pillars: (i) growth, (ii) efficiency, (iii) innovation, (iv) performance-oriented culture and (v) sustainability.

(i) Growth: Proximity Europe Division seeks to further expand its network of sales outlets, focusing on growing both its retail and food service network, leveraging its strong brand portfolio to expand in selected geographies while constantly evolving its value proposition to increase the contribution of higher-margin food categories, especially fresh products. Additionally, Proximity Europe Division aims to further expand its range of digital and other services.

(ii) Efficiency: Proximity Europe Division seeks to continue increasing its efficiency through automation, retail analytics and efficient working procedures as well as enhanced cooperation within its operations, in addition to enabling know-how transfer with Proximity Americas Division and other FEMSA businesses.

(iii) Innovation: Proximity Europe Division aims to access new income sources through innovation in order to remain competitive. Its objective is to launch fresh food and new concepts and products. It also uses new technologies to develop software-based solutions for customers, its own operations and the organization.

(iv) Performance-oriented culture: The Proximity Europe Division relies on entrepreneurial operators and motivated staff to implement its strategy. It plans to further expand the franchise model.

(v) Sustainability: The Proximity Europe Division pursues a comprehensive approach to sustainability in line with FEMSA’s sustainability strategy.

Store Formats

Proximity Europe Division uses thirteen sales formats, which are principally small-scale points of sale that Proximity Europe Division seeks to locate at highly frequented locations.

Retail

k kiosk is a market leader in the convenience kiosk business, mainly supplying tobacco, lottery products, snacks and press. It also has a growing share of food, fresh products and a varied range of digital services offerings. As of December 31, 2022, k kiosk had 801 sales outlets in Switzerland, 189 sales outlets in Germany and 65 in Luxembourg, including own outlets, agencies and franchise stores.

cigo is a tobacco retailer also offering press products and a range of services for people on the move. As of December 31, 2022, cigo had 392 sales outlets in Germany, including own outlets and franchise stores.

avec provides a modern convenience format at highly frequented locations, for example train or service stations, with an extensive offering of fresh food and regional products. As of December 31, 2022, avec had 271 sales outlets in Switzerland and 2 sales outlets in Germany, including own outlets, agencies and franchise stores.

ServiceStore DB and U-Store are convenience formats located at Deutsche Bahn and U-Bahn (underground) as well as in major bus stations. As of December 31, 2022, ServiceStore DB had 97 sales outlets and U-Store had 25 sales outlets, both of them operated in Germany as own and franchise stores.

Press & Books is a market leader in the German railway station bookshop market with an extensive press and selected book offering complemented by a range of services for people on the move, including an online shop with store pick up. As of December 31, 2022, Press & Books had 21 sales outlets in Switzerland, 158 sales outlets in Germany, and 5 in Luxembourg and 9 in Austria, including own outlets and agencies.

Food Service

BackWerk (which includes Back-Factory) is Germany's largest food service bakery concept with a broad and flexible range of snacks and a growing offering of fresh products. As of December 31, 2022, BackWerk (including Back-Factory) had 1 sales outlet in Switzerland, 353 sales outlets in Germany, 25 in Austria and 43 in the Netherlands, which are mainly franchise stores.

Ditsch provides pretzels and other snacks at highly frequented locations in Germany. Brezelkönig sells high-end lye bread products, such as pretzels, baguettes, croissants, hot dogs and selected sandwich snacks. Super Guud provides a small snacking concept for the urban commuter. As of December 31, 2022, Ditsch had 183 sales outlets in Germany, mainly in agency format; Brezelkönig had 57 sales outlets in Switzerland and 3 in Austria, in agency and franchise format; and Super Guud had 3 own sales outlets in Switzerland.

Caffè Spettacolo is an Italian-themed coffee bar concept with its own locations and an integrated coffee module concept for other Proximity Europe Division formats. As of December 31, 2022, Caffè Spettacolo had 30 sales outlets in Switzerland and 2 in Luxembourg.

Frittenwerk is a leading fast-casual dining format in Germany focusing on modern interpretations of Canada’s snack bar classic, poutine, with a fully developed self-service concept. As of December 31, 2022, Frittenwerk had 31 sales outlets in Germany, including owned outlets and franchise stores.

Proximity Europe Division is also one of the world’s leading producers of pretzels. It operates sixteen production lines in Germany, the US and Switzerland. It primarily supplies a number of third-party food service customers as well as the retail and wholesale markets in addition to its own Ditsch, BackWerk and Back-Factory sales outlets in Germany, Brezelkönig branches in Switzerland and other Proximity Europe Division formats.

Competition

Proximity Europe Division competes in the highly competitive and fragmented retail and food service markets. Competitors include small scale stores or food services operations, grocery stores and retail locations and small informal neighborhood stores in the markets where Proximity Europe Division operates. Proximity Europe Division competes on product and service offering, convenience of locations and price.

Advertising and Promotion

Proximity Europe Division aims to further consolidate its position as a preferred marketing platform. The direct customer contact in the Proximity Europe Division formats allows partner companies to present their products and strengthen their brand value. Notable examples include promotions for food, tobacco products and press articles.

Inventory and Purchasing

Proximity Europe Division sources their inventory from international and local suppliers. Management constantly seeks to improve inventory management. The purchase process varies across the different business models and formats. For point of sales, the purchase process is largely decentralized, as the individual stores place their main orders under centralized supply contracts. In franchise formats, inventory is owned and managed by the franchisee.

Seasonality

Given the number of formats and locations in which Proximity Europe Division operates, the business has not historically experienced significant seasonality. Typically, between 40% and 45% of Proximity Europe Division's net revenues are generated in the first half of the year, while the remaining 55% to 60% is typically generated in the second half of the year.

Health Division
Overview

The Health Division operates pharmacy services locations and related operations with 4,095 points of sale in Mexico, Chile, Ecuador and Colombia as of December 31, 2022.

Health Division—Overview
Year Ended December 31, 2022

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2022		2022 vs.2021	2022		2022 vs.2021
Health Division	Ps.	74,800	2.4%	Ps.	21,983	1.1%

Business Strategy
The Health Division’s vision focuses on two main priorities. First, the Health Division aims to gain relevant scale by building a Latin American vertically-integrated health platform, operating across several countries and markets. Second, the Health Division strives to constantly improve its value proposition and service by being closer to its customers through more stores and distribution agreements, a digital platform and customer loyalty programs, and by giving its customers access to a broader assortment, better options and availability of medicines, personal care, beauty and relevant health and wellness products and services. In order to achieve this vision, the Health Division is working on leveraging strong capability sets: (i) the health-industry knowledge, marketing and operational skills acquired through the incorporation of Chile-based Socofar and (ii) the skills that the Proximity Americas Division has developed in the operation and growth of other small retail formats, particularly in Mexico. These capabilities include commercial, marketing and production skills as well as site selection, logistics, business processes, human resources, inventory and supplier management.
The Health Division has maintained its growth even under a challenging macroeconomic environment and on top of a demanding comparison base, showing its strength and resiliency. The Health Division sees that the health services markets in Mexico and Colombia are still fragmented, and it believes it is well equipped to create value by continuing to grow in these markets and by assuming a value-creating role in its long-term consolidation. Furthermore, Socofar gives FEMSA the opportunity to pursue a regional strategy across South America from a solid platform anchored in the Chilean market and with compelling growth opportunities in Colombia, Ecuador and beyond.

Locations
As of December 31, 2022, the Health Division operated 4,095 locations, including 1,575 in Mexico, 905 in Chile, 903 in Ecuador and 712 in Colombia.
During 2022, the Health Division expanded its operations by 434 additional locations on top of the 3,661 locations operating in 2021, highlighting a less challenging environment in Chile, Colombia and Mexico, that allowed the Health Division to re-accelerate its growth strategy.
The average investment required to open a new location varies, depending on location and whether the location is opened in an existing location or requires construction of a new location. The Health Division expects to continue implementing its expansion strategy by emphasizing growth in markets where it currently operates and by expanding in underserved and unexploited markets. Most of the pharmacy services-related real estate is operated under lease agreements.
Competition
The Health Division competes in the overall pharmacy services market, which we believe is highly competitive. Our pharmacy services face competition from other pharmacy services chains, independent pharmacies and supermarkets, online retailers and convenience stores. The biggest chains in Mexico competing with the Health Division are Farmacias Similares, Farmacias Guadalajara, Farmacias del Ahorro and Farmacias Benavides, while in Chile, the biggest chains are Farmacias Ahumada and Salcobrand. In Colombia, La Rebaja, Unidrogas, Olimpica, Cafam, Colsubsidio and Farmatodo are relevant players. In Ecuador, Grupo Difare and Farmaenlace are the main competitors.
Market and Location Characteristics
Market Characteristics
The pharmacy services locations market in Mexico is highly fragmented among national and regional chains as well as independent pharmacies, supermarkets and other informal neighborhood drugstores. There are 48,513 pharmacy services locations and health-related points of sale in Mexico; however, the Health Division only represents 3.24% of the total number of pharmacy services locations in Mexico with a presence in 18 of 32 states in the country.

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
In Chile, the market is more concentrated and our Health Division through Socofar is the leading pharmacy services locations operator in the country. Socofar is also the largest distributor of pharmaceuticals in the country. The Chilean market, where our operation’s healthcare services are sold to both institutional and personal consumers, continues to represent an attractive growth opportunity.
In Ecuador, the market is highly competitive, and our Health Division, through Corporación GPF, is among the leading operators in the country, along with Difare and Farmaenlace. The market continues to experience steady organic growth, and we and our competitors participate in retail, franchises and distribution, all of which present attractive growth opportunities for the Health Division.

The Health Division is placing increased emphasis on market segmentation and differentiation of pharmacy services location formats to more appropriately serve the needs of customers on a location-by-location basis, selecting sites with the greatest proximity to the customers.
In the Health Division, 65% of the customers are between the ages of 25 and 54, 58% of which are female. Customers are segmented by sociodemographic and transactional variables, such as the type of products, amount and frequency of purchases, in order to generate a more personalized value offer through specialty programs, communication and targeted campaigns. Additionally, the Health Division began incorporating predictive data models to their segmentation strategies to further enhance its value proposition.
Location Characteristics
The Health Division’s pharmacy services locations are operated under the following trade names: Farmacias YZA, Farmacias Moderna and Farmacias Farmacon in Mexico; Fybeca and Sana Sana in Ecuador; Farmacias Cruz Verde in Chile and Colombia; and beauty stores under the trade name Maicao in Chile. The average size of the Health Division’s locations is 108 square meters in Mexico, 180 square meters in Chile, 105 square meters in Colombia and 168 meters in Ecuador, including selling space and storage area. On average, each pharmacy service location has between 4 and 10 employees depending on the size of and traffic into the location. Patented and generic pharmaceutical drugs, beauty products, medical supplies, wellness, and personal care products are the main products sold at the Health Division’s locations.
The Health Division’s locations also offer different value-added services, product delivery services and medical examinations.
Advertising and Promotion
The Health Division’s marketing efforts for its pharmacy services location include both specific product promotions and image advertising campaigns. These strategies are designed to increase location traffic and to reach people with low-cost medicines to reinforce the brands and market positions. In Chile, sanitary law forbids advertising of pharmaceutical products through mass media. Nevertheless, it is possible to advertise over-the-counter products using point-of-purchase materials, flyers and print catalogs. Television, radio, newspapers and digital media are used in seasonal and promotional campaigns.

Inventory and Purchasing
The South American operations of our Health Division seek to align the purchasing and logistics process with consumer needs. A key competitive advantage is the Health Division's strong logistics chain, which relies on an integrated view of the supply chain. In Chile, the Health Division operates three distribution centers, the largest of which is a modern distribution center with advanced technology that services locations and healthcare institution customers throughout the country. In each of Colombia and Ecuador, the Health Division operates one distribution center that distributes products to all its locations throughout each country.
In Mexico, the Health Division has made progress to integrate its acquired companies into a single model of operation and it has built two distribution centers to improve availability of products and efficiency. One distribution center serves a significant portion of the needs of its pharmacy services locations located in the north of Mexico, while the second distribution center provides service to pharmacy services locations located in the south. The Health Division still relies on third-party distributors for some products in Mexico.
Seasonality
The Health Division’s sales can be seasonal in nature with pharmaceutical drug sales affected by the timing and severity of the cough, cold and flu season. Revenues tend to be higher during the winter season but can be offset by extreme weather due to the rainy season in certain regions of Mexico in December and January. Revenues from the Health Division's operations in Chile, Colombia and Ecuador tend to be higher during December, mainly due to an increase in the purchase of beauty and personal care products for gift-giving during the holidays; otherwise, early in the year during January and February, revenues tend to fall slightly after the holiday period.
Fuel Division
Overview
The Fuel Division operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2022, the Fuel Division operated 568 service stations located in 17 states throughout Mexico, concentrated mainly in the northern region of Mexico.
Fuel Division—Overview
Year Ended December 31, 2022

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2022		2022 vs.2021	2022		2022 vs.2021
Fuel Division	Ps.	51,813	29.8%	Ps.	6,560	24.5%

Business Strategy
The Fuel Division aims to strengthen its services in its retail gas stations in Mexico to fulfill consumers’ needs and increase traffic in those service stations while developing and maintaining an attractive value proposition to draw potential customers in a competitive environment. Furthermore, although Proximity Americas Division and Fuel Divisions operate as separate businesses, the Fuel Division’s service stations often have an OXXO store on the premises, strengthening the OXXO brand and complementing the value proposition. Despite market volatility and a gradually recovering mobility that was still impacted by the COVID-19 pandemic, the Fuel Division remains focused on improving its customer value proposition and enhancing underlying profitability by fine-tuning our business model, revenue management capabilities and adjusting its pricing strategies in an increasingly competitive market.

The Fuel Division also seeks to increase its exposure to institutional customers to supply fuel and related products to third-parties.

Service Station Locations
As of December 31, 2022, the Fuel Division operated 568 service stations, concentrated in the northern region of the country but with a presence in 17 states throughout Mexico.
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

Market and Store Characteristics
Market Characteristics
The retail service station market in Mexico has approximately 12,783 service stations and is highly fragmented. The majority of the retail service stations in the country are either owned by small regional family businesses or are other regional chains such as Petro-7 and G500. In recent years, however, international players such as British Petroleum, Mobil and Repsol have increased their network of franchised service stations, and now also represent significant competition.
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
Services in the United States
Logistics and Distribution designs and executes customer-specific supplies distribution solutions that include forecasting and planning of customer-specific requirements, inventory management, product use training, and fulfillment schedules for each of its customers’ locations in two main product categories: Facility Supplies Distribution and Packaging Solutions.
Through the Facility Supplies Distribution category, Logistics and Distribution distributes both janitorial and sanitation products and food service disposables. Janitorial and sanitation supplies include every-day hygiene, janitorial supplies and related equipment and products, such as sanitary paper, floor care products, cleaning chemicals and dispensing equipment. Food service disposables include take-out containers and related food service disposables for the restaurant industry. Product examples include paper and plastic cups, plates, straws, paper take-out boxes, among others.

Through the Packaging Solutions category, Logistics and Distribution provides packaging supplies and equipment, as well as packaging equipment maintenance directly in its customers’ sites. Product examples include plastic wraps and films, corrugated cardboard, packaging tape and bags, packaging equipment, among other related categories.
Services in Latin America
Logistics and Distribution provides services to its customers through its two main product categories in Latin America, Transportation and Warehouse Management, and a third category that Logistics and Distribution refers to as Other Services. As part of its Other Services category, Logistics and Distribution provides comprehensive fleet maintenance solutions and related services.
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
Within the Warehouse Management category, Logistics and Distribution provides management of warehouse operations for third parties, including dry, multi-temperature and bonded warehouses. Solística also offers services through its managed warehouses, such as labeling, packing and co-packing, reverse logistics, palletizing among others.

The table below shows a breakdown of 2022 sales per business category and an approximate growth rate versus 2021:

	Total Share	2022 vs. 2021
Service	of 2022 sales	Growth [1,2]
Facility Supplies Distribution	51%	63%
Packaging Solutions	13%	202%
Transportation	25%	11%
Warehouse Management	5%	15%
Other services	6%	2%
Total	100%	46%

(1)Includes acquisitions closed during 2022 starting from the closing date of each acquisition.
(2)2022 comparison base includes acquisitions made during 2022 starting from the closing date of each acquisition.

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

Additionally, Logistics and Distribution is taking advantage of structural market opportunities, such as: (i) a fragmented janitorial and sanitation, specialized distribution and packaging solutions and distribution industry in the United States which is still dominated by a series of individual wholesalers and distributors and (ii) informal and fragmented logistics solutions industry in Latin America where institutional customers depend on fragmented solutions and independent suppliers without multimodal or value-added capabilities.

Geographic Footprint

In Latin America we operate in Mexico, Brazil, Colombia, Costa Rica, Guatemala and Panama. In the United States we operate in all 50 states, with strong presence in the West Coast and the Northeast and Mid Atlantic regions.

The below map shows the geographic footprint of Logistics and Distribution:

As of December 31, 2022, 67% of Logistics and Distribution’s revenue was generated in the United States.
Competition

In Latin America, Logistics and Distribution faces competition from institutional and independent players, which include a fragmented man-truck market. Additionally, Logistics and Distribution faces competition from global competitors serving several verticals, such as DHL Supply Chain, XPO Logistics, CEVA, Ryder, Castores, Traxion and Penske. Logistics and Distribution also faces competition from small to medium institutional players such as Bomi, Almaviva, Blu, NTA and other local players with significant expertise in specific sectors.

In the United States, the market in which Logistics and Distribution operates is highly competitive. There are few national, but numerous regional and local distributors of facility supply solutions. Several groups of distributors have created strategic alliances to provide broader geographic coverage for larger customers. Other key competitors include the business-to-business divisions of big box stores, purchasing group affiliates and both catalog-based and online business-to-business suppliers as well as e-commerce businesses. Logistics and Distribution's main competitors in the United States are Imperial Dade, Bunzl, Brady, Veritiv, Grainger, among others.

Inventory and Purchasing

The services that Logistics and Distribution provides in Latin America allow for very low levels of inventory, while customer-centric services in the United States balance the need for high fill rates with the aggressive management of inventory levels.
Logistics and Distribution's goals are to continue to increase its inventory efficiency over the long term as it grows, further optimizes its distribution network, manages stock keeping unit complexity and leverages its common information technology and logistics platforms.
In addition to Logistics and Distribution's inventory management team, its purchasing process is managed through an inventory management system which forecasts demand based on customer ordering patterns. This system monitors its inventory and alerts its purchasing managers of items approaching low levels of stock. Logistics and Distribution balances ordering and carrying costs in an effort to minimize total inventory costs. Demand forecasting is automated and is primarily based on historical sales, taking into account seasonally adjusted demand and supply lead times, which in turn are key inputs into setting safety stock levels.

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
In Latin America, Logistics and Distribution serves 4,228 customers and it also serves FEMSA’s related parties such as Coca-Cola FEMSA and OXXO. As of December 31, 2022, FEMSA related parties account for 10.4% of Logistics and Distribution’s total revenues.

Digital@FEMSA

Digital@FEMSA is FEMSA’s tech and innovation business unit focused on building a value-added digital and financial ecosystem for end customers and businesses, while enabling and leveraging the strategic assets of FEMSA’s core business verticals. Digital@FEMSA’s value proposition aims to help people and businesses to solve their daily needs and do more with their money, through hyper-personalized products, services, and experiences. This includes solutions such as:
•Fintech for Consumers: Spin by OXXO is a digital wallet that seeks to offer frictionless payments solutions to Mexicans, making their day-to-day transactions seamless and efficient. This product provides a wide variety of payments solutions, enabling customers to be efficient and providing them with financial control on a daily basis.
•Digital Solutions for Businesses: Payment method solutions for micro, small, and medium sized businesses and independent merchants in Mexico. Such solutions to be offered in addition to value-added financial services to consolidate and develop an holistic value proposition based on client needs.
•Loyalty: Our strategy seeks to further develop the OXXO Premia program by building a coalition program between FEMSA’s main businesses, like OXXO and OXXO GAS, and other external businesses, rewarding their millions of customers for their day-to-day spending across this network of affiliated partners.

Furthermore, Digital@FEMSA actively explores other related tech-enabled business and innovation opportunities that strengthen its ecosystem.

During 2022, Digital@FEMSA was not significant for FEMSA's consolidated financial results, therefore, its financial results were included in the Other Businesses segment.

Refrigeration

Our refrigeration business is also included in our Other Businesses for 2022 and manufactures vertical and horizontal commercial refrigerators for the soft drink, beer and food industries, with an annual capacity of 705,000 units on December 31, 2022. In 2022, this business sold 614,507 refrigeration units, 35% of which were sold to Coca-Cola FEMSA, and the remainder of which were sold to other clients. Also, this business includes manufacturing operations for food processing, storage and weighing equipment.

Heineken Investment

FEMSA owns a non-controlling interest in Heineken, one of the world’s leading brewers. On December 31, 2022, our 14.76% economic interest in Heineken comprised 35,318,320 shares of Heineken Holding N.V. and 49,697,203 shares of Heineken N.V. For 2022, FEMSA recognized share of equity accounted investee’s profit of Ps. 10,775 million from its 14.76% economic interest in Heineken. See Note 10 to our audited consolidated financial statements. In 2023, we reduced our combined economic interest in Heineken to 8.13%. See "Item 4. Information on the Company — Recent Developments."
Proximity Americas Division had a distribution agreement with subsidiaries of Heineken Mexico, now part of Heineken, pursuant to which OXXO stores in Mexico only carried beer brands produced and distributed by Heineken Mexico. In 2019, Proximity Americas Division agreed to an extension of its existing commercial relationship with Heineken Mexico with certain important changes and entered into a new commercial relationship with Grupo Modelo. Under the terms of both agreements, Proximity Americas Division now sells the beer brands of Grupo Modelo in certain regions of Mexico and as of March 31, 2023 sells to the entire country. Our logistic services subsidiary also provides certain services to Heineken Mexico and its subsidiaries.
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
For further updates in the Heineken Investment please see “Item 4. Information on the Company—Recent Developments".

Description of Property, Plant and Equipment

As of December 31, 2022, Coca-Cola FEMSA owned 56 bottling plants. By country, as of such date, Coca-Cola FEMSA had 28 bottling plants in Mexico, seven in Central America, seven in Colombia, 11 in Brazil, two in Argentina and one in Uruguay. As of December 31, 2022, Coca-Cola FEMSA operated 249 distribution centers, approximately 54.2% of which were in its Mexican territories. As of such date, Coca-Cola FEMSA owned 83.9% of these distribution centers and leased the remainder. This calculation considers owned and third-party distribution centers managed by Coca-Cola FEMSA in Mexico.
Proximity Americas Division owns approximately 13% of OXXO store properties, while the remaining stores are located on leased properties and substantially all of its distribution centers are under long-term lease arrangements with third parties.

As of December 31, 2022, Proximity Europe Division owned four manufacturing facilities.

The Health Division leases seven distribution centers, three of which are in Chile, two in Mexico, one in Colombia and one in Ecuador, and it also has one manufacturing facility for pharmaceuticals in Chile. Most of the Health Division’s locations are under lease arrangements with third parties.

As of December 31, 2022 Logistics and Distribution owned one distribution center in the United States.

Insurance
We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disasters, including hurricanes, hail, earthquakes and damages caused by human acts, including explosions, fire, vandalism and riots. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2022, the policies for “all risk” property insurance were issued by AXA Seguros, S.A. de C.V., policies for liability insurance were issued by Chubb Seguros México, S.A. and the policy for freight transport insurance was issued by AXA Seguros, S.A. de C.V. Our “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.
Capital Expenditures
Our consolidated capital expenditures for the years ended December 31, 2022, 2021 and 2020 were Ps. 34,410, Ps. 24,055 and Ps. 20,893 million, respectively, which were primarily funded with cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2022		2021 (Revised)		2020 (Revised)
		(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	19,665	Ps.	13,865	Ps.	10,354
Proximity Americas Division		9,931		7,179		6,907
Proximity Europe Division		544		—		—
Health Division		2,868		2,049		1,694
Fuel Division		157		243		549
Logistics and Distribution		1,140		557		481
Other (1)		105		162		908
Total	Ps.	34,410	Ps.	24,055	Ps.	20,893

(1)Includes consolidation adjustments.

Coca-Cola FEMSA
In 2022, 2021 and 2020 Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.
Proximity Division Americas
Proximity Americas Division's principal investment activity is the construction and opening of new stores and refurbishment of existing stores, which are mostly OXXO Stores. During 2022, Proximity Americas Division opened 1,133 new stores and permanently closed 106, resulting in 1,027 net new OXXO stores. These numbers reflect the effects that the consumer behavior changes in connection with the COVID-19 pandemic had on Proximity Americas Division's overall performance.
Proximity Americas Division invested Ps. 9,931 million in 2022 in the addition of new stores, warehouses and improvements to leased properties, renewal of equipment and information technology related investments.
Proximity Europe Division

Proximity Europe Division’s principal investment activity is the construction and opening of new stores and refurbishment of existing stores across Europe.
Health Division
The Health Division’s principal investment activity is the construction and opening of new locations in the countries where it has operations. During 2022, the Health Division opened 147 net new locations in Mexico and 287 net new locations in Chile, Colombia and Ecuador. The Health Division invested Ps. 2,868 million in 2022 in the addition of new locations, warehouses and improvements to leased properties and information technology investments.

Fuel Division
During 2022, the Fuel Division invested Ps. 157 million on capital expenditures, mainly in major maintenance and remodeling of service stations, and IT systems.
Logistics and Distribution
During 2022, Logistics and Distribution invested Ps. 1,140 million on capital expenditures, mainly in distribution infrastructure, improvements to leased properties and information technology investments.

Regulatory Matters

We are subject to different regulations in each of the territories where we have operations. The adoption of new laws or regulations or changes in existing laws or regulations in the countries where we have operations may increase our operating and compliance costs, our liabilities or impose restrictions on our operations which, in turn, may adversely affect our business financial condition, and financial results.This section addresses the regulations most relevant to FEMSA and its business units, however, we are subject to many other applicable laws in the countries in which we operate.

Regulatory matters related to Coca-Cola FEMSA are included in Item 4, pages 27-34, of Coca-Cola FEMSA’s Form 20-F filed on April 14, 2023, which pages in relevant part are hereby incorporated by reference.

Tax Reforms

Chile
In 2022, the corporate income tax rate in Chile remains 27%. The Chilean tax authority included an instant depreciation regime of 50% for acquisition of new assets acquired between January 1, 2019 and December 31, 2021, with the possibility to apply accelerated depreciation to the 50% residual basis on acquisition of new assets.
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
As a consequence of the Labor reform there is an increase on the profit sharing to be paid to employees on a yearly basis. The increase is the result of transferring employees as obligated by the Federal Labor Law from service companies to operating companies, where the profit margins are higher and therefore more profit sharing is to be paid, and there is a cap in the payment of profit sharing of up to three months of salary per employee. We took the applicable measures to be in compliance with these amendments.
Colombia
In 2021 a new tax reform in Colombia increased the income tax rate from 30.0% to 35.0% for 2022 onwards and limited to 50% the possibility to discount or deduct the municipality sales taxes against income taxes.

In December 2022, a new tax reform was approved in Colombia, to become effective in 2023. The relevant changes are the following:

•Increase of the income tax rate as of January 1, 2024, from 20.0% to 35.0% over taxable income obtained from free trade zones within Colombia. This change will be effective on January 1, 2025 if a free trade zone company can demonstrate a 60.0% income increase in 2022 in comparison with the preceding fiscal year.
•Elimination of the possibility of taking as a tax discount the municipality sales taxes against income taxes.
•Increase of the occasional income tax rate from 10.0% to 15.0% applicable on sales of fixed assets and introduction of a stamp tax at a rate between 0.0% to 3.0%, over sales price of real estate and other assets

Brazil

In early 2017, the Brazilian Federal Supreme Court ruled that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Coca-Cola FEMSA’s Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis by the Supreme Court’s first ruling and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. In 2022, the federal production and sales taxes together resulted in an average of 14.9% tax over net sales.
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

In 2022, 57.2% of Proximity Americas Division’s total energy requirements in Mexico were obtained from renewable energy sources.
In all of the countries where we have operations, we are subject to federal and state laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Federal General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances.
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
Effective as of July 2020, the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) approved an increase to transmission fees payable by entities that generate energy from renewable sources or efficient cogeneration sources. While this increase applies directly to the energy producers of such projects, end-users, such as ourselves, may face increases in our costs for energy consumption from such energy producers. A number of legal recourses against this increase were filed by the energy producers (including our energy providers). As a result, the competent courts have suspended the effects of such increased transmission fees, reducing the foreseeable negative impact on our operations.

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

In September 2021, the Mexican President submitted a proposal to Congress to amend the Mexican Constitution seeking comprehensive changes to the Mexican electricity sector. This reform intended to cancel the power supply permits to the private sector and to give absolute control to the Federal Electricity Commission (Comisión Federal de Electricidad) over energy generation and supply in the country, among other changes to the sector. This proposed reform did not reach the necessary votes for its approval.

Health Regulations

México

General Health Law

On March 30, 2022, Articles 225 and 226 Bis 1 of the General Health Law were modified and now provides that the prescribers of medication are obliged to prescribe medication by generic names, avoiding the prescription of brand-name medication when a generic option is available in the market.

These amendments could favor the sale of generic controlled (scheduled) medication, which is sold at a lower retail price.

Colombia

Health Reform Bill

Currently, the Congress of Colombia is discussing a health care bill which would substantially modify the conditions of their national health system and the operation framework of pharmacy centers. This bill includes a radical overhaul of the public healthcare insurance sector, and it eliminates the role of the Health Promoting Entities (Entidades Promotoras de Salud, or “EPS”) as intermediaries. The draft of the bill includes extensive measures to shift the focus of the health system towards primary and preventative care, particularly in rural and suburban areas of the country that are currently underserved. The EPS function as insurers, managing the patient care, but also enrolling the susceptible population, collecting resources, and managing the resources assigned thereto. All these functions would be assumed by the Colombian government.

Regulations on the Pharmaceutical Operators (Gestores Farmacéuticos)

Colombia intends to pass regulations directed at governing the legal framework of pharmaceutical operators, establishing financial portfolio, asset and management requirements.

Medicine Shortage

In Colombia, shortages of different types of medicines have been documented for several years. The evidence of an acute shortage or unsatisfied demand in the institutional sales channel, since 2022, is especially worrying. The causes of this shortage are varied and require different short- and long-term strategies to be resolved.

Intersectoral roundtables led by the Colombian Ministry of Health have been held with all those involved in the logistics medicine supply chain to identify the causes of these shortages in more detail and to establish a well-planned interventionist agenda.

Chile

Health System Reform

The Chilean administration is contemplating a reform of its national health system. This includes the creation of a universal health fund that would be financed with a 7% mandatory contribution reduced from worker’s salaries, which would imply that all Social Security Institutions (ISAPRES) cease to exist. Voluntary private “second floor” insurance (supplementary and complementary) may be contracted, nonetheless.
Pharmaceutical Bill II

A bill that modifies the Chilean Health Code to further regulate and update regulations on generic bioequivalent drugs, also known as Pharmaceutical Bill II, has been in the Senate since March 2020. It puts forward a change in the model of marketing for medicines, with a focus on health centers. It would also prevent the vertical integration between health centers and pharmaceutical laboratories.

The Senate commission in charge of passing the bill dismissed the draft in March 2022, however, the Senate made the decision not to conclude the process and to summon a new commission for discussion, replacing parliamentarians who ceased to perform their duties.

This bill would bring several important challenges to manufacturers, distributors, health centers, health professionals and patients.

Fintech Regulations

Our digital business initiatives are regulated through the Law to Regulate Financial Technology Institutions (“Fintech Law”) enacted on March 2018, which establishes a regulatory framework for financial technology institutions that offer financial products through digital means and aims to promote financial inclusion, protect consumers, and foster competition in the Mexican financial sector. These services contemplate the issuance, administration and redemption of electronically registered money balances to make payments and transfers. Providing these services require an express authorization issued by the National Banking and Securities Commission together with the Ministry of Finance and Public Credit and the Banco de México.

Anti-Bribery Regulations

In recent years, several governments in the countries where we have operations have enacted regulations addressing corporate policies for the prevention of money laundering and finance of terrorism, as well as cross-border anti-bribery programs. In compliance with such regulations, we have implemented internal policies including know-your-counterparty procedures, anti-money laundering and finance of terrorism clauses in agreements and reporting of suspicious operations and established anti-bribery programs to comply with the basic requirements set forth in these regulations, such as performing due diligence in merger and acquisition transactions and including clauses regarding delivery of gifts, remuneration to contractors, political contributions, donations, whistleblowing channels and anti–corruption in agreements.

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
•On February 15, 2023, FEMSA announced its FEMSA Forward strategic vision, which will allow it to continue creating value through a structure that focuses on its core businesses: retail, including the Health Division, beverages, and digital. We believe these businesses have proven capabilities, financial strength and dynamic avenues for growth.
•Coca-Cola FEMSA's results were affected by changes in economic conditions in Mexico, Brazil and in the other countries where it has operations. Some of these economies are influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect those economies. Deterioration or prolonged periods of weak economic conditions in the countries where Coca-Cola FEMSA conducts operations may have, and in the past have had, a negative effect on the company on its results and financial condition. Coca-Cola FEMSA's business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where it operates. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for Coca-Cola FEMSA products, lower real pricing of its products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to Coca-Cola FEMSA of variable rate funding, which would have an adverse effect on its financial position.

•Proximity Americas Division benefited from the continuous recovery of consumer mobility throughout 2022 and the strong performance of the gathering-related consumer categories such as beer, beverages and snacks, among others. This resulted in the robust growth of same-store sales and delivered strong operating leverage expansion on top of a more efficient expense structure in OXXO operations in Mexico. Furthermore, Proximity Americas Division increased its pace of expansion across its operations in South America adding new stores in Colombia, Chile and Peru. As of December 31, 2022 in Brazil, Proximity America Division's joint venture with Raízen, Grupo Nós, accelerated its pace of expansion reaching over 1,468 stores in Brazil, including 217 company-owned and -operated OXXO stores.
•Proximity Europe Division is only included from the date of its acquisition, meaning the last 23 days of October and the entirety of November and December 2022. Proximity Europe Division will be included in future periods of our results of operations.
•The Fuel Division benefited from a sustained increase in consumer mobility across Mexico which resulted in a strong growth of same-station sales during 2022. This increase combined with tight expense control and operating efficiency resulting in a strong operating leverage expansion for the year. The Fuel Division will continue to seek growth opportunities in Mexico while keeping a disciplined approach to expense management, capital deployment and efficiency.

•The Health Division delivered stable consolidated results as it faced a demanding comparison base in its main Chilean market, which reflected relevant economic aid programs during 2021, and increased demand in Mexico driven by COVID-19 consumption. In Colombia and Ecuador, the Health Division continued its strong pace of growth while maintaining relevant competitive positions in both markets. This performance was partially offset by the depreciation of the Chilean and Colombian pesos against the Mexican peso, during 2022. The Health Division will continue to seek opportunities to leverage its integrated scale to drive profitability while further accelerating its pace of expansion in Mexico, Colombia and Ecuador, while maintaining its relevant market position in Chile.
•Digital@FEMSA continued advancing its different business initiatives. Spin by OXXO continued to accelerate its user growth across Mexico and received final authorization to operate as a financial payments entity in Mexico, which we believe will allow Spin by OXXO to continue evolving its financial services value proposition and reach new potential users. It also signed an agreement to acquire all of the outstanding shares of Net Pay, a merchant aggregator that offers several payment services and solutions to micro, small and medium-sized businesses in Mexico, that will become a building block for Digital@FEMSA B2B fintech business vertical. Digital@FEMSA also continued evolving its customer loyalty program initiative by leveraging the strong market acceptance and growth pace of OXXO Premia, while developing a multi-partner coalition loyalty program by signing its first external partnership agreement. This program will allow customers of OXXO, and potentially other Digital@FEMSA partners, to accrue and redeem rewards across the network of affiliated businesses. We expect Digital@FEMSA to constitute a larger portion of our operations in future periods.
•Although FEMSA does not operate or do business in Russia or Ukraine, we closely monitor the indirect effects that the war in Ukraine could have on international supply chains, therefore increasing cost of inputs and overall inflation and other effects like impairment of the Heineken Investment. On March 28, 2022, Heineken announced its decision to leave its Russia business and its aim for an orderly transfer of its business to a new owner in full compliance with local laws and regulations.
•On December 31, 2022, FEMSA held 14.76% combined economic interest of Heineken, Given this, our consolidated net income for 2022 included a share of equity accounted investee’s profit of Ps. 7,359 million related to our non-controlling interest in the Heineken, as compared to Ps. 10,775 million profit for 2021. In February 2023, we sold part of Heineken, N.V. and Heineken Holding, N.V. shares reducing our combined economic interest in Heineken to 8.13%, and we expect to completely divest our interest in future periods, which will consequently reduce its contribution to our consolidated results of operations.
•Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Effects of Changes in Economic Conditions
Our results are affected by changes in economic conditions in Mexico, Brazil, the United States and the other countries where we have operations. For the years ended December 31, 2022, 2021 and 2020, 62.05%, 64.0% and 65.1% respectively, of our total sales were attributable to Mexico. Other than Venezuela and the United States, the participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.
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
Beginning in the fourth quarter of 2021 and through 2022, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 19.15 per US$ 1.00, to a high of Ps. 21.85 per US$ 1.00. At December 31, 2022, the exchange rate (noon buying rate) was Ps. 19.4960 per US$ 1.00. On April 14, 2023, this exchange rate was Ps. 18.0490 per US$ 1.00. A depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar-denominated cash position.
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
Proximity Americas Division, Proximity Europe Division, the Health Division and the Fuel Division operations are characterized by low margins and relatively high fixed costs. These two characteristics make these segments businesses with an operating margin that might be affected more easily by a change in sales levels.
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
Future Impact of Recently Issued Accounting Standards not yet in Effect
For a description of the new IFRS and amendments to IFRS adopted during 2022, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards, see Note 29 to our audited consolidated financial statements.

Operating Results
The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2022, 2021 and 2020.

		Year Ended December 31,
	2022⁽¹⁾	2022		2021		2020
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$34,455	Ps.	671,725	Ps.	554,923	Ps.	490,425
Other operating revenues	76		1,477		1,338		2,541
Total revenues	34,531		673,202		556,261		492,966
Cost of goods sold	21,622		421,534		342,548		303,313
Gross profit	12,909		251,668		213,713		189,653
Administrative expenses	1,769		34,486		27,219		22,988
Selling expenses	8,070		157,340		134,079		123,405
Other income	56		1,088		5,887		3,343
Other expenses	147		2,870		3,727		12,381
Interest expense	837		16,314		16,938		17,516
Interest income	197		3,842		1,464		2,100
Foreign exchange loss (gain), net	191		3,729		(1,314)		(385)
Gain on monetary position, net	27		527		738		384
Market value loss (gain) on financial instruments	36		706		(38)		264
Income before income taxes and share in the profit of equity method accounted investees	2,139		41,680		41,191		19,311
Income taxes	738		14,395		14,278		14,819
Share in the profit (loss) of equity method accounted investees, net of tax	383		7,458		10,765		(736)
Consolidated Net Income	$1,784	Ps.	34,743	Ps.	37,678	Ps.	3,756
Controlling interest	1,228		23,909		28,495		(1,930)
Non-controlling interest	556		10,834		9,183		5,686
Consolidated Net Income	$1,784	Ps.	34,743	Ps.	37,678	Ps.	3,756

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps. 19.4960 to US$ 1.00, provided solely for the convenience of the reader.

The following table sets forth certain operating results, including intercompany transactions, by relevant reportable segment under IFRS for each of our segments for the years ended December 31, 2022, 2021 and 2020.1

	Year Ended December 31,
	2022⁽⁵⁾		2021		2020⁽³⁾⁽⁴⁾		2022 vs 2021	2021 vs 2020
	(in millions of Mexican pesos,						Percentage Growth
	except margins)						(Decrease)
Net sales
Coca-Cola FEMSA	Ps.	226,222	Ps.	193,899	Ps.	181,520	16.7%	6.8%
Proximity Americas Division		233,886		198,066		180,826	18.1%	9.5%
Proximity Europe Division		9,809		—		—	—%	—%
Health Division		74,800		73,027		65,172	2.4%	12.1%
Fuel Division		51,759		39,871		34,322	29.8%	16.2%
Logistics and Distribution		72,529		48,412		31,568	49.8%	53.4%
Total revenues
1 Update table line items to delete Proximity Division and include Proximity Americas Division, and Proximity Europe Division.

Coca-Cola FEMSA	226,740	194,804	183,615	16.4%		6.1%
Proximity Americas Division	233,958	198,586	181,277	17.8%		9.5%
Proximity Europe Division	9,809	—	—	—%		—%
Health Division	74,800	73,027	65,172	2.4%		12.1%
Fuel Division	51,813	39,922	34,322	29.8%		16.3%
Logistics and Distribution	72,539	48,412	31,568	49.8%		53.4%
Cost of goods sold
Coca-Cola FEMSA	126,441	106,206	100,804	19.1%		5.4%
Proximity Americas Division	136,372	114,390	106,981	19.2%		6.9%
Proximity Europe Division	5,210	—	—	—%		—%
Health Division	52,817	51,291	45,597	3.0%		12.5%
Fuel Division	45,253	34,653	29,493	30.6%		17.5%
Logistics and Distribution	56,374	37,843	26,377	49.0%		43.5%
Gross profit
Coca-Cola FEMSA	100,300	88,598	82,811	13.2%		7.0%
Proximity Americas Division	97,586	84,196	74,296	15.9%		13.3%
Proximity Europe Division	4,599	—	—	—%		—%
Health Division	21,983	21,736	19,575	1.1%		11.0%
Fuel Division	6,560	5,269	4,829	24.5%		9.1%
Logistics and Distribution	16,165	10,569	5,191	52.9%		103.6%
Gross margin (1) (2)
Coca-Cola FEMSA	44.2%	45.5%	45.1%	(1.3)	p.p	0.4	p.p
Proximity Americas Division	41.7%	42.4%	41.0%	(0.7)	p.p	1.4	p.p
Proximity Europe Division	46.9%	—%	—	—	p.p	—	p.p
Health Division	29.4%	29.8%	30.0	(0.4)	p.p	(0.2)	p.p
Fuel Division	12.7%	13.2%	14.1	(0.5)	p.p	(0.9)	p.p
Logistics and Distribution	22.3%	21.8%	16.4	0.5	p.p	5.4	p.p
Administrative expenses
Coca-Cola FEMSA	11,263	9,012	7,891	25.0%		14.2%
Proximity Americas Division	6,066	6,145	5,696	(1.3)%		7.9%
Proximity Europe Division	1,294	—	—	—%		—%
Health Division	2,918	3,255	3,314	(10.4)%		(1.8)%
Fuel Division	227	290	252	(21.7)%		15.1%
Logistics and Distribution	6,247	4,533	2,248	37.8%		101.6%
Selling expenses
Coca-Cola FEMSA	57,718	51,708	48,553	11.6%		6.5%
Proximity Americas Division	67,842	59,542	56,030	13.9%		6.3%
Proximity Europe Division	3,112	—	—	—%		—%
Health Division	15,139	14,620	13,540	3.5%		8.0%
Fuel Division	4,084	3,571	3,315	14.4%		7.7%
Logistics and Distribution	6,858	4,060	1,659	68.9%		144.7%
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes
Coca-Cola FEMSA	386	88	(281)	338.6%		(131.3)%
Proximity Americas Division	(276)	(120)	(18)	130.0%		566.7%
Heineken Investment Division	7,359	10,775	(434)	(31.7)%		2382.7%
Logistics and Distribution	4	8	—	(50.0)%		—%

(1)Gross margin is calculated as gross profit divided by total revenues.
(2)As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).
(3)Starting 2021, we opted to report voluntarily a new reportable segment named “Logistics and Distribution”, which includes integral logistics services as well as product sales in the packaging and specialized distribution industry. For 2022, this reportable segment became mandatory according with IFRS 8.The financial information reported for the year ended December 31, 2020 has been restated in order to give effect to business units’ reorganization.

(4)Starting 2021, we reallocated a not significant fuel business, which was previously included in “Other” to “Fuel Division.” The financial information reported for the year ended December 31, 2020 has been restated in order to give effect to business units’ reorganization.
(5)Starting 2022, we opted to report voluntarily a new segment called “Proximity Europe Division,” which includes Valora’s sales through its portfolio of brands. The segment previously named “Proximity Division” was renamed to “Proximity Americas Division.”

Results from our Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021
FEMSA Consolidated
FEMSA’s consolidated total revenues increased 21.0% to Ps. 673,202 in 2022 compared to Ps. 556,261 million in 2021 reflecting growth across all of our business units. Coca-Cola FEMSA’s total revenues increased 16.4% to Ps. 226,740 million. Proximity Americas Division's revenues increased 17.8% to Ps. 233,958 million, driven by an average increase of 14.3% in same-store sales and the addition of 1,027 net new stores during the year. Proximity Europe Division's revenues amounted to Ps. 9,809 million for the consolidated period of 2022, which consisted of 23 days of October and the entirety of November and December. The Health Division’s revenues increased 2.4% to Ps. 74.800 million reflecting the addition of 434 net locations across the Health Division's territories, offset by a decrease of 1.0% in same-store sales. The Fuel Division’s revenues increased 29.8% to Ps. 51,813 million in 2022, driven by a 22.4% increase in same-station sales. Logistics and Distribution’s total revenues increased 49.8% to Ps. 72,539 million in 2022, mainly reflecting the acquisition of 15 companies by this business during 2022.

Consolidated gross profit increased 17.8% to Ps. 251,668 million in 2022 compared to Ps. 213,713 million in 2021. Gross margin decreased 100 basis points to 37.4% of total revenues compared to 2021, reflecting gross margin contractions at most of FEMSA's business units, partially offset by margin expansion at the Logistics & Distribution business.

Consolidated administrative expenses increased 26.7% to Ps. 34,486 million in 2022 compared to Ps. 27,219 million in 2021. As a percentage of total revenues, consolidated administrative expenses increased 20 basis points, from 4.9% in 2021, to 5.1% in 2022.

Consolidated selling expenses increased 17.3% to Ps. 157,340 million in 2022 as compared to Ps. 134,079 million in 2021. As a percentage of total revenues, selling expenses decreased 70 basis points, from 24.1% in 2021 to 23.4% in 2022.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly reflects the gains on the sale of long-lived assets, recoveries of prior years and dividends from investments in shares. During 2022, other income decreased to Ps. 1,088 million from Ps. 5,887 million in 2021, driven by a demanding comparison base, which included dividends from Jetro Restaurant Depot received during 2021.

During 2022, other expenses decreased to Ps. 2,870 million from Ps. 3,727 million in 2021. This decrease reflects an undemanding comparison base which included impairments of long-lived assets reflecting the effect that the COVID-19 pandemic had on our Health Division operations in Ecuador in 2021. Additionally, other expenses include donations, disposals of long-lived assets and contingencies associated with prior acquisitions.

Comprehensive financing result, which includes interest income and expense, foreign exchange gain (loss), monetary position gain (loss) and market value gain (loss) on financial instruments, increased to Ps. 16,380 million in 2022 from Ps. 13,384 million in 2021, reflecting a decrease in interest expense, offset by a foreign exchange loss related to the effect of FEMSA’s US Dollar-denominated cash position, as impacted by the appreciation of the Mexican peso during 2022.

Our provision for income taxes in 2022 was Ps. 14,395 million, as compared to Ps. 14,278 million in 2021, resulting in an effective tax rate of 34.5% in 2022, as compared to 34.7% in 2021.

Share of the profit of equity accounted investees, net of taxes, which mainly reflects our participation in Heineken’s results, resulted in an income of Ps. 7,458 million in 2022 compared to Ps. 10,765 million in 2021, reflecting a non-recurring gain reflecting a fair value adjustment from one of Heineken's investments.

Consolidated net income was Ps. 34,743 million in 2022 compared to Ps. 37,678 million in 2021, reflecting (i) higher income from operations across our business units and (ii) a decrease in net interest expense. These were offset by, (i) a Ps. 5,043 non-cash, negative swing in foreign exchange losses, related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso, (ii) a Ps. 3,831 negative swing in other non-operating expenses which reflect a demanding comparison base that included dividends received from our investment in Jetro Restaurant Depot, and; (iii) by a decrease in our participation in associates’ results, which mainly reflects the results of our investment in Heineken.

Coca-Cola FEMSA
The comparability of Coca-Cola FEMSA’s financial and operating performance in 2022 as compared to 2021 was affected by the following factors: (i) translation effects from fluctuations in exchange rates; (ii) Coca-Cola FEMSA's results in Argentina, whose economy satisfied the conditions to be considered a hyperinflationary economy; and (iii) the ongoing integration of mergers and acquisitions completed in recent years, specifically the acquisition of CVI in Brazil in January 2022. For the convenience of the reader, Coca-Cola FEMSA has included a discussion of the financial information below on a comparable basis, excluding the translation effects from fluctuations in exchange rates and the acquisition of CVI in Brazil in January 2022. To translate the full-year results of Argentina for the years ended December 31, 2022 and 2021, Coca-Cola FEMSA used the exchange rate at December 31, 2022 of 177.16 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2021 of 102.75 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso on December 31, 2022, as compared to the exchange rate at December 31, 2021, was 72.5%. In addition, the average appreciation of currencies used in Coca-Cola FEMSA’s main operations relative to the U.S. dollar in 2022, as compared to 2021 was 4.3% for the Brazilian real, 0.8% for the Mexican peso, and depreciation of 13.7% for the Colombian peso.

Coca-Cola FEMSA’s consolidated total revenues increased by 16.4% to Ps. 226,740 million in 2022 as compared to 2021, mainly as a result of revenue management initiatives and favorable price-mix effects. These effects were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil and unfavorable currency translation effects from most of Coca-Cola FEMSA´s operating currencies into Mexican pesos. In addition, for 2021, this line item included other operating revenues from a favorable position of Brazilian tax authorities, which allowed recognition of a deferred tax credit in Brazil for Ps. 254.0 million. On a comparable basis, total revenues would have increased by 17.8% in 2022 as compared to 2021.

Total sales volume increased by 8.6% to 3,755.2 million unit cases in 2022 as compared to 2021, driven mainly by volume growth across all of Coca-Cola FEMSA´s territories, including double-digit increases in Brazil, Colombia, Argentina, and Guatemala, coupled with solid performances in Mexico and Uruguay. On a comparable basis, total sales volume would have increased by 7.5% in 2022 as compared to 2021.

•In 2022, sales volume of Coca-Cola FEMSA’s sparkling beverage portfolio increased by 6.4%, sales volume of its colas portfolio increased by 6.1%, and sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio increased by 7.5%, in each case as compared to 2021. On a comparable basis, sales volume of Coca-Cola FEMSA's sparkling beverage portfolio would have increased by 5.6% as compared to 2021, driven by growth across all of its operations. Sales volume of Coca-Cola FEMSA's colas portfolio would have increased by 5.4%, mainly due to volume growth in all of its territories, and sales volume of its flavored sparkling beverages portfolio would have increased by 6.6%.

•Sales volume of Coca-Cola FEMSA’s still beverage portfolio increased by 21.7% in 2022 as compared to 2021. On a comparable basis, sales volume of Coca-Cola FEMSA's still beverage portfolio would have increased by 16.9%.

•Sales volume of Coca-Cola FEMSA’s bottled water category, excluding bulk water, increased by 29.0% in 2022 as compared to 2021. On a comparable basis, sales volume of Coca-Cola FEMSA's water portfolio would have increased by 27.6%.

•Sales volume of Coca-Cola FEMSA’s bulk water category decreased by 5.8% in 2022 as compared to 2021. On a comparable basis, sales volume of Coca-Cola FEMSA's bulk water portfolio would have decreased by 5.2%.

Consolidated average price per unit case increased by 10.9% to Ps. 58.75 in 2022, as compared to Ps. 52.99 in 2021, mainly as a result of favorable price-mix effects and revenue management initiatives. This was partially offset by the negative translation effect resulting from the depreciation of most of Coca-Cola FEMSA’s operating currencies relative to the Mexican peso. On a comparable basis, average price per unit case would have increased 13.0% in 2022 as compared to 2021, driven by Coca-Cola FEMSA’s revenue management and pricing initiatives.

Coca-Cola FEMSA’s gross profit increased by 13.2% to Ps. 100,300 million in 2022 as compared to 2021, with a gross margin decrease of 130 basis points as compared to 2021 to reach 44.2% in 2022. This gross margin decrease was mainly driven by a tough comparison base due to the recognition of an extraordinary profit of Ps. 1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in Brazil, higher concentrate costs in Mexico, and higher raw material costs, mainly PET resin and sweeteners. These effects were partially offset by Coca-Cola FEMSA´s top-line growth and favorable raw material hedging initiatives. On a comparable basis, Coca-Cola FEMSA’s gross profit would have increased by 14.6% in 2022 as compared to 2021.

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

Coca-Cola FEMSA’s administrative and selling expenses increased by 13.6% to Ps. 68,981 million in 2022 as compared to 2021. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues decreased by 80 basis points to 30.4% in 2022 as compared to 2021, driven mainly by efficiencies in marketing and labor expenses, partially offset by higher fuel and maintenance expenses. In 2022, we continued investing across our territories to support marketplace execution, increase our cooler coverage and bolster our returnable presentation base. Coca-Cola FEMSA's consolidated marketing expenses decreased by 26.4% to Ps. 3,983 million in 2022 as compared to 2021.

Coca-Cola FEMSA recorded other expenses net of Ps. 983 million in 2022 as compared to Ps. 807 million in 2021. This increase was mainly as a result of an increase in tax contingencies in Brazil. For more information, see Notes 9 and 19 to Coca-Cola FEMSA’s consolidated financial statements.

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

Comprehensive financing results in 2022 recorded an expense of Ps. 4,549 million as compared to an expense of Ps. 4,219 million in 2021. This 7.8% increase was mainly driven by a foreign exchange loss of Ps. 324 million as compared to a gain of Ps. 227 million recorded during the same period of 2021, as Coca-Cola FEMSA´s cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican peso. In addition, Coca-Cola FEMSA recognized a loss in the market value of financial instruments of Ps. 672 million, as compared to a gain of Ps. 80 million during 2021. Moreover, interest expense increased to Ps. 6,500 million, as compared to an expense of Ps. 6,192 million in 2021, driven mainly by increases in interest rates, partially offset by the tender offer of senior notes completed during the third quarter of 2022. Finally, Coca-Cola FEMSA recognized a lower gain in monetary position in inflationary subsidiaries, recording Ps. 536 million during 2022, as compared to a gain of Ps. 734 million during the previous year. These effects were partially offset by Coca-Cola FEMSA´s higher interest income of Ps. 2,411 million during 2022, as compared to a gain of Ps. 932 million recorded during 2021, as a result of an increase in interest rates.

In 2022, Coca-Cola FEMSA’s effective income tax rate decreased to 25.4%, as compared to its effective income tax rate of 28.9% in 2021, mainly as a result of a favorable deferred tax credits. For more information, see Note 24 to Coca-Cola FEMSA’s consolidated financial statements.

In 2022, Coca-Cola FEMSA recorded a gain of Ps. 368 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of Jugos del Valle, Coca-Cola FEMSA’s associate in Mexico, as compared to a gain of Ps. 88 million registered during the same period of the previous year.

Coca-Cola FEMSA reported a net controlling interest income of Ps. 19,034 million in 2022, as compared to a Ps. 15,708 million in 2021. This 21.2% increase was mainly driven by operating income growth, coupled with a decline in Coca-Cola FEMSA´s effective tax rate during the year.

Proximity Americas Division

Proximity Americas Division's total revenues increased 17.8% to Ps. 233,958 million in 2022 compared to Ps. 198,586 million in 2021, reflecting an average increase in same-store sales of 14.3%, reflecting the strong performance of the gathering consumer goods category, including beer, snacks and spirits, as well as the sustained recovery of mobility-driven occasions, and the addition of 1,027 net new stores. As of December 31, 2022, there were a total of 21,458 OXXO stores. As referenced above, OXXO same-store sales increased an average of 14.3% compared to 2021, driven by a 10.7% increase in average ticket, and by a 3.6% increase in same-store traffic.

Cost of goods sold increased 19.2% to Ps. 136,372 million in 2022, compared to Ps. 114,390 million in 2021. Gross margin decreased 70 basis points to reach 41.7% of total revenues. This decrease reflects the impact from OXXO’s fast-growing loyalty program, and a decrease of the contribution of financial services, partially offset by a more dynamic commercial income activity and promotional programs with our key supplier partners. As a result, gross profit increased 15.9% to Ps. 97,586 million in 2022 compared with 2021.

Administrative expenses decreased 1.3% to Ps. 6,066 million in 2022, compared to Ps. 6,145 million in 2021. As a percentage of sales, administrative expenses decreased to 2.6% in 2022. This decrease reflects administrative enduring expense efficiencies and tight expense control. Selling expenses increased 13.9% to Ps. 67,842 million in 2022 compared with Ps. 59,542 million in 2021. As a percentage of sales, selling expenses decreased to 28.9% in 2022 from 29.9% in 2021. This was driven by our continued but gradual shift from commission-based store teams to employee-based teams, partially offset by increased operating leverage.

Proximity Europe Division2

Proximity Europe Division's total revenues for the consolidated period amounted to Ps. 9,809 million in 2022, . As of December 31, 2022, the Proximity Europe Division network was comprised of 2,766 points of sale.

Cost of goods sold amounted to Ps. 5,210 million in 2022. Gross margin was 46.9% of total revenues. As a result, gross profit amounted to Ps. 4,599 million in the consolidated period of 2022.

Administrative expenses amounted to Ps. 1,294 million in 2022. As a percentage of sales, administrative expenses amounted to 13.2% in 2022. Selling expenses amounted to Ps. 3,112 million in 2022. As a percentage of sales, selling expenses amounted to 31.7%.

Health Division
Health Division total revenues increased 2.4% to Ps. 74,800 million compared to Ps. 73,027 million in 2021, reflecting the addition of 434 net new locations during the period. This was offset by: i) a same-store sale decrease of 1.0%, reflecting positive trends in our operations in Mexico, Colombia and Ecuador and stable trends at our Chilean operations offset by the depreciation of the Chilean and Colombian pesos, against the Mexican peso, and; ii) a demanding comparison base driven by COVID-19 economic relief with extraordinary liquidity programs granted by the government in Chile during 2020 and 2021. As of December 31, 2022, there were a total of 4,095 drugstores in Mexico, Chile, Colombia and Ecuador.

Cost of goods sold increased 3.0% to Ps. 52,817 million in 2022, compared with Ps. 51,291 million in 2021. Gross margin decreased 40 basis points to reach 29.4% of total revenues. This was mainly driven by: (i) higher institutional sales in our operations in Chile and Colombia; and (ii) increased promotional activities in our operations in South America. These were offset by improved efficiency and more effective collaboration and execution with key supplier partners in Mexico. Gross profit increased 1.1% to Ps. 21,983 million in 2022 compared with 2021.

Administrative expenses decreased 10.4% to Ps. 2,918 million in 2022, compared with Ps. 3,255 million in 2021 As a percentage of sales, administrative expenses decreased to 3.9% in 2022 from 4.5% in 2021. This decrease was driven by cost efficiencies and tight expense control throughout our territories. Selling expenses increased 3.5% to Ps. 15,139 million in 2022 compared with Ps. 14,620 million in 2021 As a percentage of sales, selling expenses reached
2 Representing 2 months and 23 days of Valora’s financial results, except for points of sale.

20.2% in 2022 from 20.0% in 2021. This increase was mainly driven by the organic growth in Mexico and South America.

Fuel Division
Fuel Division total revenues increased 29.8% to Ps. 51,813 million in 2022 compared to Ps. 39,922 in 2021, reflecting a 22.4% average increase in same-station sales. As of December 31, 2022, there were a total of 568 OXXO Gas service stations. As referenced above, same-station sales increased an average of 22.4% compared to 2021, reflecting a 6.2%, increase in the average price per liter, coupled with a 15.2% increase in average volume, which reflects a gradual recovery of overall consumer mobility.
Cost of goods sold increased 30.6% to Ps. 45,253 million in 2022, compared to Ps. 34,653 million in 2021. Gross margin decreased 50 basis points to reach 12.7% of total revenues. This decrease reflects a negative mix impact driven by volume growth in our institutional and wholesale customer network, partially offset by more favorable supply terms. Gross profit increased 24.5% to Ps. 6,560 million in 2022 compared with 2021.

Administrative expenses decreased 21.7% to Ps. 227 million in 2022, compared to Ps. 290 million in 2021. As a percentage of sales, administrative expenses decreased to 0.4% in 2022 from 0.7% in 2021. The decrease in administrative expenses reflects tight expense control and increased expense efficiencies. Selling expenses increased 14.4% to Ps. 4,084 million in 2022 compared with Ps. 3,571 million in 2021. As a percentage of sales, selling expenses decreased 100 basis points to 8.0% in 2022. This reflects a positive operating leverage.

Logistics and Distribution
Logistics and Distribution total revenues increased 49.8% to Ps. 72,539 million compared to Ps. 48,412 in 2021, reflecting the inorganic expansion of our distribution platform in the United States coupled with positive demand dynamics in our operations in Latin America, and the robust recovery trends and effective cross-selling initiatives at Envoy Solutions operations in the United States.

Cost of goods sold increased 49.0% to Ps. 56,374 million, compared to Ps. 37,843 million in 2021. Gross margin increased 50 basis points to reach 22.3% of total revenues, reflecting the inorganic expansion of our distribution platform in the United States offset by increased fuel expenses. Gross profit increased 52.9% to Ps. 16,165 in 2022 compared with Ps. 10,569 in 2021.

Administrative expenses increased 37.8 % to Ps. 6,247 million in 2022, compared to Ps. 4,533 in 2021. As a percentage of sales, administrative expenses decreased to 8.6% in 2022 from 9.4% in 2021. Selling expenses increased 68.9% to Ps. 6,858 million in 2022 as compared to 2021. As a percentage of sales, selling expenses increased to 9.5% in 2022 from 8.4% in 2021. This increase reflects increased transportation and labor costs across markets, as well as one-off provisions related to past-due institutional customer accounts and obsolete inventories in our operations in the United States.

Results from our Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020
This analysis can be found in Item 5 of our annual report on Form 20-F for fiscal year 2021.

Liquidity and Capital Resources

Liquidity

Each of our operating subsidiaries generally finances its operational and capital requirements on an independent basis. As of December 31, 2022, 47% of our outstanding consolidated total indebtedness was at the level of our operating subsidiaries. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. We have historically raised indebtedness at FEMSA in connection with significant acquisitions or capital expenditures or other transactions at our operating subsidiaries other than Coca-Cola FEMSA.

Our principal source of liquidity has been cash flows from our operations. We have traditionally been able to rely on cash generated from the sales of Coca-Cola FEMSA and Proximity Americas Division, as well as the Health and Fuel Divisions which are either on a cash or short-term credit basis. For the year ended December 31, 2022, our net cash flow from operating activities before changes in working capital was Ps. 92,603 million. We always try to maintain sufficient cash flow to meet our short-term operating costs and short-term debt obligations by using our resources efficiently. For the year ended December 31, 2022, we had a decrease in working capital cash flow of Ps. 931 million. Further, our primary source of liquidity was supplier credit net of increase in accounts receivable due to seasonality and inventory purchases, in order to meet growth in anticipated sales, which is a significant cash requirement in operation. We expect our working capital to be sufficient for our current operating cash requirements. However, our operating subsidiaries generally incur short-term indebtedness if they are temporarily unable to finance operations or meet any capital requirements with cash from operations.

Other major cash requirements include obligations to support our ongoing operation, which consist primarily of salary and commissions expenses for employees and contractual obligations for our lease agreements mainly in Proximity Americas Division and Health Division. Additionally, we must face the repayment obligations with our debtholders through periodic payments, which include both principal and interest. We present the maturity dates associated with our short- term and long-term financial liabilities as of December 31, 2022, in Note 19 of our audited consolidated financial statements. We generally make payments associated with our financial obligations with cash generated from our operations.

Other principal uses of cash have generally been for capital expenditures, acquisitions, and dividend payments. We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness, and capital stock.

If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we expect to continue financing our operations and capital requirements (e.g., acquisitions, investments or capital expenditures) with domestic funding at the level of our operating subsidiaries. Other than in these instances, it is generally more convenient that our foreign operations be financed directly through us because of the more favorable terms of our financing market conditions. Nonetheless, operating subsidiaries may decide to incur indebtedness in the future to finance their operations and capital requirements of our subsidiaries or significant acquisitions, investments, or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.

A major decline in the business of any of our operating subsidiaries may affect the operating subsidiaries’ ability to fund our capital requirements. A significant and prolonged deterioration of the economies in which we operate or in our businesses may affect our ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to our management.

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2022, 2021 and 2020 from our consolidated statement of cash flows:
Principal Sources and Uses of Cash
Years ended December 31, 2022, 2021 and 2020
(in millions of Mexican pesos)

	2022		2021		2020
Net cash generated by operating activities	Ps.	72,576	Ps.	73,090	Ps.	53,173
Net cash (used in) investing activities		(46,432)		(46,175)		(31,367)
Net cash (used in) generated by financing activities		(35,898)		(36,989)		19,575
Dividends paid		(17,506)		(13,399)		(15,868)

Principal Sources and Uses of Cash for the Year ended December 31, 2022 Compared to the Year Ended December 31, 2021
Our net cash generated by operating activities decreased Ps. 514 million to Ps. 72,576 million in 2022 compared to Ps. 73,090 million in 2021. This was primarily the result of:
•A positive change in cash flow of Ps. 11,095 million in our cash flow from operating activities before changes in operating working capital accounts, mainly due to the improved operating results at top line across all our business units in 2022, compared to 2021.
•A negative change in trade payables of Ps. 6,592 million due to higher payments to suppliers as compared to 2021.
•A negative change in income taxes paid of Ps. 5,480 million due to higher payments as compared to 2021.

Our net cash used in investing activities was Ps. 46,432 million for the year ended December 31, 2022, compared to Ps. 46,175 million used in investing activities for the year ended December 31, 2021, an overall increase in cash outflows related to investing activities of Ps. 257 million. This was primarily the result of:
•Higher cash inflows of Ps. 45,334 million due to disposal of investments purchased in 2021, which were primarily corporate debt securities;
•Higher cash outflows of Ps. 30,587 million due to business acquisitions in 2022;
•Higher cash outflows of Ps. 12,141 million due to more capital expenditures among our business units; and
•Lower cash inflows of Ps. 844 million related to other investments in equity instruments in 2022.

Our net cash used in financing activities was Ps. 35,898 million for the year ended December 31, 2022, compared to Ps. 36,989 million provided by financing activities for the year ended December 31, 2021, an overall decrease in cash outflows related to financing activities of Ps. 1,091 million. This was primarily due to:
•Lower cash inflows of Ps. 23,703 million mainly due to lower proceeds from borrowings in 2022 of Ps. 16,185 million as compared to Ps. 39,888 million in 2021;
•Lower cash outflows of Ps. 28,865 million due to lower payments of bank loans and senior notes in 2022 of Ps. 9,882 million, as compared to Ps. 38,747 million in 2021; and
•Higher cash outflows of Ps. 4,107 million due to higher dividends paid in 2022 of Ps. 17,506 million as compared to Ps. 13,399 million in 2021.
Principal Sources and Uses of Cash for the Year ended December 31, 2021 Compared to the Year Ended December 31, 2020
This analysis can be found in Item 5 of our annual report on Form 20-F for fiscal year 2021.
Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2022 was Ps. 191,741 million compared to Ps. 190,585 million in 2021 and Ps. 188,665 million in 2020. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 18,341 million and Ps. 173,400 million, respectively, as of December 31, 2022, as compared to Ps. 4,640 million and Ps. 185,945 million, respectively, as of December 31, 2021, and Ps. 8,801 million and Ps. 179,864 million, respectively, as of December 31, 2020. Cash and cash equivalents were Ps. 83,439 million as of December 31, 2022, as compared to Ps. 97,407 million as of December 31, 2021 and Ps. 107,624 million as of December 31, 2020.

In March 2023, we completed a tender offer to reduce our indebtedness. As a result of this offer, we acquired Euro and U.S.-dollar denominated bonds totaling 666 million Euros and US$ 1,090 million.

Contractual Obligations
The table below sets forth our contractual obligations as of December 31, 2022.

	Maturity
	Less than						In excess
	1 year		1-3 years		3-5 years		of 5 years		Total
	(in millions of Mexican pesos)
Long-Term Debt
Mexican pesos	Ps.	7,756	Ps.	2,252	Ps.	12,433	Ps.	23,881	Ps.	46,323
Brazilian reais		47		34		3		—		84
Colombian pesos		33		—		—		—		33
U.S. dollars		5,809		2,319		—		103,003		111,131
Euro		1,270		1,797		1,115		25,389		29,571
Swiss franc		—		1,173		—		—		1,173
Chilean pesos		588		—		—		—		588
Uruguayan pesos		976		—		—		—		976
Lease liabilities		14,374		—		45,562		46,630		106,566

As of December 31, 2022, Ps. 18,341 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).
As of December 31, 2022, our consolidated average cost of borrowing, after giving effect to the cross-currency and interest rate swaps, was approximately 6.0%. As of December 31, 2021, our consolidated average cost of borrowing, after giving effect to the cross-currency swaps, was 4.8% (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2022, after giving effect to cross-currency swaps, approximately 44.1% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 22.5% in U.S. dollars, 0.6% in Colombian pesos, 0.6% in Swiss franc, 7.5% in Brazilian reais, 0.9% in Chilean pesos, 0.5% Uruguayan pesos and the remaining 23.2% in euros.

Overview of Debt Instruments
The following table shows the allocations of total debt of our company as of December 31, 2022:

	Total Debt Profile of the Company
	FEMSA and		Coca-Cola		Proximity		Proximity		Health		Total
	Others		FEMSA		Americas		Europe		Division		Debt
	In millions of Mexican pesos
Short-term Debt
Mexican pesos:
Bank loans	Ps.	—	Ps.	—	Ps.	790	Ps.	—	Ps.	—	Ps.	790
Chilean pesos:
Bank Loans		—		—		—		—		1,072		1,072
Long-term Debt (1)
Mexican pesos:
Bank loans		—		—		971		—		—		971
Senior notes		9,264		36,088		—		—		—		45,352
U.S. dollars:
Bank loans		—		92		—		—		2,227		2,319
Senior Notes		67,383		41,429		—		—		—		108,812
Brazilian reais:
Bank Loans		—		84		—		—		—		84
Note Payable		—		—		—		—		—		—
Colombian pesos:
Bank Loans		—		—		—		—		33		33
Chilean pesos:
Bank Loans		271		—		—		—		317		588
Euros:
Senior unsecured notes		24,563		—		—		—		—		24,563
Promissory notes		—		—		—		5,008		—		5,008
Swiss franc:
Promissory notes		—		—		—		1,173		—		1,173
Uruguayan pesos:
Bank loans		—		976		—		—		—		976
Total Debt	Ps.	101,480	Ps.	78,669	Ps.	1,761	Ps.	6,181	Ps.	3,649	Ps.	191,741
Average Cost (2)
Mexican pesos		8.2%		8.3%		12.0%		—		—		8.3%
U.S. dollars		3.5%		4.3%		—		—		12.6%		4.2%
Euros		1.1%		—		—		1.2%		—		1.1%
Brazilian reais		—		12.4%		—		—		—		12.4%
Colombian pesos		—		—		—		—		5.9%		7.0%
Chilean pesos		5.8%		—		—		—		9.8%		9.1%
Uruguayan pesos		—		6.3%		—		—		—		6.3%
Swiss franc		—		—		—		0.8%		—		0.8%
Total		4.1%		8.2%		12.0%		1.2%		11.5%		6.0%

(1)Includes the Ps. 16,479 million current portion of long-term debt.
(2)Includes the effect of cross-currency and interest rate swaps. Average cost is determined based on interest rates as of December 31, 2022.

Summary of Significant Debt Instruments

Issue Year	Maturity	Amount Issued	Rate
2022	2027	Ps. 827 million	28-day TIIE + 0.10%
2022	2032	Ps. 8,446 million	9.65%
2021	2033	EUR€ 500 million	1.00%
2021	2028	EUR€ 700 million	0.500%
2020	2050	US$ 2,500 million	3.500%
2013	2043	US$ 700 million	4.375%
2013	2023	US$ 300 million	2.875%

Restrictions Imposed by Debt Instruments

Generally, the covenants contained in the credit agreements and other instruments governing indebtedness entered into by us or our operating subsidiaries include limitations on the incurrence of any additional debt based on debt service coverage ratios or leverage tests. These credit agreements also generally include restrictive covenants applicable to our company, our operating subsidiaries and their subsidiaries.
We and our operating subsidiaries are in compliance with all of our covenants. A significant and prolonged deterioration in our consolidated results could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.
Summary of Liquidity
The following is a summary and description of our liquidity as of December 31, 2022:
Coca-Cola FEMSA
•Coca-Cola FEMSA’s total indebtedness was Ps. 78,669 million as of December 31, 2022, as compared to Ps. 85,782 million as of December 31, 2021. Short-term debt and long-term debt were Ps. 8,524 million and Ps. 70,145 million, respectively, as of December 31, 2022, as compared to Ps. 2,453 million and Ps. 83,329 million, respectively, as of December 31, 2021. Total indebtedness decreased Ps. 7,113 million in 2022, with respect to outflows compared to year-end 2021. As of December 31, 2022, Coca-Cola FEMSA’s cash and cash equivalents were Ps. 40,277 million, as compared to Ps. 47,248 million as of December 31, 2021. Coca-Cola FEMSA had cash outflows in 2022 mainly resulting from repayment of debt and dividend payments, which were more than offset by generation of cash from operating activities. As of December 31, 2022, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 53.8% U.S. dollars, 24.4% Mexican pesos, 13.4% Brazilian reais, 0.4% Colombian pesos, 3.3% Argentine pesos and 4.7% other legal currencies. Coca-Cola FEMSA believes that these funds, in addition to the cash generated by its operations, are sufficient to meet their own operating requirements.

Proximity Americas Division

•As of December 31, 2022, Proximity Americas Division had a total outstanding debt of Ps. 1,761 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 1,046 million and Ps. 715 million, respectively. As of December 31, 2022 and 2021, cash and cash equivalents were Ps. 8,828 and Ps. 6,498 million, respectively.

Proximity Europe Division

•As of December 31, 2022, Proximity Europe Division had a total outstanding debt of Ps. 6,181 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 1,270 million and Ps. 4,911 million, respectively. As of December 31, 2022, cash and cash equivalents were Ps. 2,521 million.

Health Division

•As of December 31, 2022, Health Division had a total outstanding debt of Ps. 3,649 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 1,421 million and Ps. 2,228 million, respectively. As of December 31, 2022 and 2021, cash and cash equivalents were Ps. 3,085 and Ps. 3,815 million, respectively.
Other Businesses

•As of December 31, 2022, FEMSA and other businesses had a total outstanding debt of Ps. 101,480 million, which is composed of Ps. 271 million of bank debt in other legal currencies, Ps. 5,808 million of senior notes due 2023, Ps. 13,405 million of senior notes due 2043, Ps. 48,170 million of senior notes due 2050, Ps. 24,563 million of Senior Unsecured Notes due 2028 and 2033 and Ps. 9,264 million of senior notes due 2027 and 2028. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and other businesses’ average cost of debt, after giving effect to interest rate swaps and cross-currency swaps, as of December 31, 2022, was 8.3% in Mexican pesos. As of December 31, 2022 and 2021, cash and cash equivalents were Ps. 25,595 and Ps. 37,275 million, respectively.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.
The following table presents the nature and amount of loss contingencies recorded as of December 31, 2022:

	Loss Contingencies
	As of December 31,
	2022
	(in millions of Mexican pesos)
Taxes, primarily indirect taxes	Ps.	1,976
Legal	Ps.	1,006
Labor	Ps.	1,703
Total	Ps.	4,685

In Brazil, Coca-Cola FEMSA has been required by the relevant tax authorities to collateralize tax contingencies currently in litigation amounting to Ps.13,728, Ps. 10,721 million and Ps. 7,342 million as of December 31, 2022, 2021 and 2020, respectively, by pledging fixed assets or providing bank guarantees.
We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our internal legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in the notes of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2022, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps.119,728 million.
Capital Expenditures
For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures were Ps. 34,410 million in 2022, compared to Ps. 24,055 million in 2021, an increase of 43.0%. The amount invested in 2022 was driven by additional investments mainly related to the opening of new stores, drugstores and retail service stations. The principal components of our capital expenditures have been investments in increasing production capacity, placing coolers with retailers, returnable bottles and cases and distribution network expansion at Coca-Cola FEMSA and expansion of Proximity Americas Division, Proximity Europe Division, the Health Division and the Fuel Division, as mentioned above. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2023
Our capital expenditure budget for 2023 is expected to be Ps. 49,853 million (US$ 2,429 million). The following discussion is based on each of our sub-holding companies’ internal budgets. The capital expenditure plan for 2023 is subject to change based on market and other conditions, and our subsidiaries’ results and financial resources.
Coca-Cola FEMSA has budgeted approximately Ps. 26,707 million (US$ 1,301 million) for its capital expenditures in 2023, which amount will primarily focus on strengthening its infrastructure, especially returnable bottles and cases, investments in information technology and investments in assets that increase its presence in the market. As is customary, this amount will depend on market and other conditions, including the development of the COVID-19 pandemic across its territories.
Coca-Cola FEMSA has budgeted capital expenditures in an amount ranging between 8.0 and 9.0% of total revenues for 2023, which amount will primarily focus on strengthening infrastructure, especially returnable bottles and cases, investments in information technology and investments in assets that increase its presence in the market. As is customary, this amount will depend on market and other conditions, including the further development of the COVID-19 pandemic across its territories.
Coca-Cola FEMSA estimates that of its projected capital expenditures for 2023, approximately 32.8% will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2023.
Proximity Americas Division’s capital expenditures budget in 2023 is expected to total Ps. 15,508 million (US$756 million) and will be allocated to the opening of new OXXO stores and the refurbishing of existing OXXO stores. In addition, investments are planned for IT systems, ERP software updates and transportation equipment.
Proximity Europe Division’s capital expenditures budget in 2023 is expected to total Ps. 2,341 million (US$114 million) and will be allocated to opening of new stores and the refurbishing of stores.

The Health Division’s capital expenditures budget in 2023 is expected to total Ps. 2,199 million (US$107 million) and will be allocated to the opening of new locations and, to a lesser extent, the refurbishing of existing locations. In addition, investments are planned in warehouses, IT hardware and ERP software updates.
The Fuel Division’s capital expenditures budget in 2023 is expected to total Ps. 350 million (US$17 million) and will be allocated to the opening of new service stations, to the refurbishing of existing OXXO Gas service stations and to adding vapor recovery units on the service stations.
Logistics and Distribution’s capital expenditures budget in 2023 is expected to total Ps. 1,099 million (US$54 million) and will be allocated to distribution infrastructure, improvements to leased properties and information technology investments.
Our capital expenditures budget in 2023 for Other Businesses is expected to total Ps. 1,648 million (US$80 million) and will be allocated to refrigeration businesses and others.
Hedging Activities
In the ordinary course of business we may enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
The following table provides a summary of the fair value of derivative financial instruments as of December 31, 2022. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

Fair Value at December 31, 2022
	Maturity						Maturity
	less than		Maturity		Maturity		in excess of		Fair Value
	1 year		1-3 years		3-5 years		5 years		Asset
(in millions of Mexican pesos)
Derivative financial instruments position	Ps.	9,591	Ps.	778	Ps.	(1,153)	Ps.	(1,756)	Ps.	7,460

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors
Management of our business is vested in the board of directors and in our chief executive officer. Our bylaws provide that the board of directors will consist of no more than 21 directors and their corresponding alternate directors elected by our shareholders at the. Directors are elected for a term of one year. Alternate directors are authorized to serve on the board of directors in place of their specific directors who are unable to attend meetings and may participate in the activities of the board of directors. Our bylaws provide that the holders of the Series B Shares elect at least nine directors and that the holders of the Series D Shares elect five directors. See “Item 10. Additional Information—Bylaws.”
In accordance with our bylaws and article 24 of the Mexican Securities Market Law, at least 25% of the members of our board of directors must be independent (as defined by the Mexican Securities Market Law).
The board of directors may appoint interim directors in the event that a director is absent or an elected director and corresponding alternate are unable to serve. Such interim directors shall serve until the next, at which the shareholders shall ratify or elect a replacement.
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
Our board of directors was elected at the AGM held on March 31, 2023, and currently comprises fifteen directors, out of which ten were elected by Series B shareholders and five were elected by Series D shareholders, and twelve alternate directors, out of which nine were elected by Series B shareholders and three were elected by Series D shareholders. The following table sets forth the current members of our board of directors:
Series B Directors

José Antonio Fernández Carbajal Executive Chairman of the Board	Born:	1954
	Appointed to the Board:	1984 as board member.
		2001 as chairman of the board.
	Term expires:	2024
	Principal occupation:	Executive chairman of the board of directors of Fomento Economico Mexicano, S.A.B. de C.V. ("FEMSA").
	FEMSA Committees:	Chairman of the Operations and Strategy Committee.
	Public Companies Directorships	Executive chairman of the board of directors of FEMSA and chairman of the board of directors of Coca-Cola FEMSA. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V. (“Peñoles”).

	Other Directorships:	Chairman of the board of directors of Fundación FEMSA, A.C. (“Fundación FEMSA”) and member of the boards of directors of Massachusetts Institute of Technology (“MIT”) and of Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”).
	Past business experience:	Held position of Chief Executive Officer of FEMSA from 1995 to 2013, and held various positions in FEMSA including Deputy Chief Executive Officer and Chief Operating Officer from 1991 to 1995. Held the position of Commercial Vice President of Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. from 1992 to 1993, Chief Executive Officer of Cadena Comercial OXXO, S.A. de C.V. from 1989 to 1991 and Strategic Planning Manager of Grupo VISA, S.A. de C.V. from 1988 to 1989.
	Education:	Holds a degree in Industrial Engineering and a Master’s degree in Business Administration (“MBA”) from ITESM.
	Alternate director:	Francisco Javier Fernández Carbajal

Eva María Garza Lagüera Gonda	Born:	1958
Director	Appointed to the Board:	1999
	Term expires:	2024
	Principal occupation:	Private investor.

	Public Companies Directorships:	Member of the board of directors of FEMSA.
	Other directorships:	Member of the boards of directors of ITESM, Patronato Premio Eugenio Garza Sada, Inmobiliaria Valmex, S.A. de C.V. (“Valmex”), Desarrollo Inmobiliario la Sierrita, S.A. de C.V. (“Desarrollo Inmobiliario la Sierrita”), Refrigeración York, S.A. de C.V. (“Refrigeración York”), and Peñitas, S.A. de C.V. (“Peñitas”).
	Past business experience:	Founder of Alernativas Pacíficas, A.C. and held the position of Chairwoman of the board of directors of said association.
	Education:	Holds a Communications degree from ITESM.
	Alternate director:	José Antonio Fernández Garza Lagüera

Paulina Garza Lagüera Gonda	Born:	1972
Director	Appointed to the Board:	2004
	Term expires:	2024
	Principal occupation:	Private Investor.
	Public Companies Directorships:	Member of the board of directors of FEMSA.
	Education:	Holds a Business Administration degree from ITESM.
	Alternate director:	Mariana Garza Lagüera Gonda

Francisco José Calderón Rojas	Born:	1966
Director	Appointed to the Board:	2023
	Term expires:	2024
	Principal occupation:	President of Regio Franca, S.A. de C.V.
	Public Companies Directorships:	Member of the boards of directors of FEMSA and Alpek, S.A.B. de C.V.
	Other Directorships:	Member of the boards of directors of the comoanies of the Grupo Franca group, member of the regional board of BBVA Bancomer 2004, member of the north advisory board of Grupo Financiero Banamex since January 2002, and member of the general board of the Universidad de Monterrey (UDEM).
	Past business experience:	Was an alternate member of the board of directors of BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México.
	Education:	Holds a degree in Economics from ITESM and an MBA from the University of California, L.A. (UCLA).
	Alternative director:	Diego Eugenio Calderon Rojas

Alfonso Garza Garza Director	Born:	1962
	Appointed to the Board:	2016
	Term expires:	2024
	Principal occupation:	Private investor.
	Public Companies Directorships:	Member of the board of directors of FEMSA
	Other Directorships:	Member of the boards of directors of ITESM, Grupo Nutec, S.A. de C.V., Chairman of Fondo Ambiental Metropolitano de Monterrey, A.C. (FAMM), President of Talent and Culture Committee at ITESM and member of the Governance Committee of ITESM.
	Past business experience:	Until 2022 held position as the Chief Executive Officer of FEMSA Strategic Businesses. Has experience in several FEMSA business units and departments, including domestic and international sales, procurement and marketing mainly in FEMSA Cerveza and as CEO of FEMSA Empaques.
	Education:	Holds an Industrial Engineering degree from ITESM and an MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”).
	Alternate director:	Juan Carlos Garza Garza

Bertha Paula Michel González	Born:	1964
Director	Appointed to the Board:	2020
	Term expires:	2024
	Principal occupation:	Professor at Universidad Autónoma de México (“UNAM”)

	Public Companies Directorships:	Member of the board of directors of FEMSA and alternate member of the board of directors of El Puerto de Liverpool, S.A.B. de C.V.
	Other Directorships:	Member of the boards of directors of Círculo Francés de México, A.C. and ITESM (Zona Metropolitana).
	Education:	Holds a Basic Biomedical Research Bachelor’s and Master’s degrees and a Biotechnology doctorate degree from UNAM.
	Alternate director:	Maximino José Michel González

Alejandro Bailléres Gual
Director	Born:	1960
	Appointed to the Board:	2022
	Term expires:	2024
	Principal occupation:	Chairman of Grupo BAL, S.A. de C.V. (“Grupo BAL”)
	Public Companies Directorships:	Member of the boards of directors of FEMSA, Chairman of the board of directors of Peñoles, Grupo Nacional Provincial, S.A.B. de C.V. (“GNP”), Fresnillo plc (“Fresnillo”), Grupo Palacio de Hierro, S.A.B. de C.V. (“Palacio de Hierro”), and Grupo Profuturo, S.A.B. de C.V.
	Other directorships:	Chairman of the board of directors of Profuturo Pensiones, S.A. de C.V., Profuturo Afore, S.A. de C.V., Tane, S.A. de C.V., ElectroBal, S.A. de C.V., Energía Bal, S.A. de C.V., member of the board of directors of Valores Mexicanos Casa de Bolsa, S.A. de C.V., and chairman of Fundación Alberto Bailléres, A.C., Chairman of the board of trustees of Instituto Tecnológico Autónomo de México and Chairman of the directive board of the Asociación Mexicana de Cultura, A.C.
	Past business experience:	Held the positions of Chief Executive Officer of GNP from 2006 to 2015.
	Education:	Executive Program from Stanford University.
	Alternate director:	Arturo Fernández Pérez

Bárbara Garza Lagüera Gonda	Born:	1959
	Appointed to the Board:	1998
Director	Term expires:	2024
	Principal occupation:	Private Investor and Chairwoman of the acquisitions committee of FEMSA Collection.
	Public Companies Directorships:	Member of the board of directors of Fresnillo.

	Other Directorships:	Member of the board of directors of ITESM, Promecap Acquisition Company, S.A. de C.V., Valmex, Desarrollo Inmobiliario la Sierrita, Refrigeración York, Peñitas, Controladora Pentafem, S.A.P.I. de C.V. y BECL, S.A. de C.V.; member of the board of directors of Fondo para la Paz IAP, the International Council of the Museum of Modern Art (MOMA) N.Y., Museo de Arte Contemporáneo, A.C. (MARCO) and Museo Franz Mayer.
	Education:	Holds a Business Administration degree from ITESM.
	Alternate director:	Javier Gerardo Astaburuaga Sanjines

Enrique F. Senior Hernández Director
	Born:	1943
	Appointed to the Board:	2022
	Term expires:	2024
	Principal occupation:	Managing Director of Allen & Company, LLC (“Allen & Company”).
	FEMSA Committees:	Member of the Operation and Strategy Committee.
	Public Companies Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA, and Grupo Televisa, S.A.B. de C.V.
	Other Directorships:	Member of the board of directors of Cinemark USA, Inc.
	Past business experience:	Held position as Executive Vice President and Managing Director of Allen & Company since 1980, Vice President of Allen & Company from 1973 to 1980, and Corporate Finance Executive in White, Weld & Company from 1969 to 1973.
	Education:	Holds a BA in Architecture, BE in Electrical Engineering, BS in Industrial Administration from Yale University, an MBA from Harvard University Business School and an Honorary Doctorate of Law from Emerson College.

Michael Larson	Born:	1959
Director	Appointed to the Board:	2011
	Term expires:	2024
	Principal occupation:	Chief Investment Officer for William H. Gates III.
	FEMSA Committees:	Member of the Operations and Strategy Committee.
	Public Companies Directorships:	Member of the boards of directors of FEMSA, Ecolab, Inc. and Republic Services, Inc.
	Other Directorships:	Member of the board of directors of the Western Asset Funds.

Education:	Holds a Bachelor of Arts degree from Claremont McKenna College and an MBA from the University of Chicago.
Alternate director:	Ricardo Guajardo Touché

Series D Directors

Ricardo Ernesto Saldívar Escajadillo Independent Director	Born:	1952
	Appointed to the Board:	2015
	Term expires:	2024
	Principal occupation:	Private Investor.
	FEMSA Committees:	Chairman of the Corporate Practices and Nominations Committee and member of the Operations and Strategy Committee.
	Public Companies Directorships:	Member of the boards of directors of FEMSA and Axtel, S.A.B. de C.V., and Grupo Industrial Saltillo, S.A.B. de C.V.
	Other Directorships:	Chairman of the board of directors of ITESM, and member of the board of directors of Sigma Alimentos, S.A. de C.V.
	Past business experience:	Held position as Chief Executive Officer and Chairman of the board of directors of Home Depot México from 2001 to 2017.
	Education:	Holds a Mechanical and Industrial Engineering degree from ITESM, a Master’s degree in Systems Engineering from Georgia Tech Institute and a diploma in BA from IPADE.

Alfonso González Migoya Independent Director	Born:	1945
	Appointed to the Board:	2017
	Term expires:	2024
	Principal occupation:	Business Consultant.
	FEMSA Committees:	Member of the Audit Committee.
	Public Companies Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA, Controladora Vuela Compañía de Aviación, S.A.B. de C.V., Regional, S.A.B. de C.V., and Servicios Corporativos JAVER, S.A.B. de C.V.
	Other Directorships:	Member of the board of directors of Invercap Holdings, S.A.P.I. de C.V., Grupo Cuprum, S.A.P.I. de C.V. and Pinturas Berel, S.A. de C.V.
	Past business experience:	Held the position of Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. from 2009 to 2014, and Senior Vice President, Finance, Planning, Human Resources of Alfa, S.A.B. de C.V. from 1995 to 2005.
	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Stanford University Graduate School of Business.
Víctor Alberto Tiburcio Celorio	Born:	1951
Independent Director	Appointed to the Board:	2019
	Term expires:	2024
	Principal occupation:	Independent Consultant.

	FEMSA Committees:	Member of the Audit Committee.
	Public Companies Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA, Palacio de Hierro, Fresnillo, and Grupo Nacional Provincial, S.A.B. de C.V.
	Other directorships:	Member of the board of directors of Profuturo Afore, S.A. de C.V., Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat and TankRoom S.A.P.I. de C.V., and Instituto Tecnológico Autónomo de Mexico ("ITAM").

	Past business experience:	Chief Executive Officer of Mancera, S.C. (Ernst & Young Mexico) (“Mancera”) from 2000 to 2013 and partner of Mancera from 1980 to 2000.
	Education	Holds a Public Accountant degree from Universidad Iberoamericana and an MBA from the ITAM.

Daniel Inaki Alegre	Born:	1968
Independent Director	Appointed to the Board:	2023
	Term expires:	2024
	Principal Occupation:	Chief Executive Officer of Yuga Labs, Inc. (incoming, April 1, 2023).
	FEMSA Committees:	Member of the Operation and Strategy Committee.
	Public Companies Directorships:	Member of the board of directors of Sleep Number Corporation.
	Past business experience:	President and Chief Operating Officer at Activision Blizzard, Inc. from 2020 to March 31, 2023. Held various senior positions at Alphabet, Inc. between 2004 to 2020, including President of Asia Pacific, Latin America as well as Retail, Shopping and Payments. Was the President of Google Inc. in 2004 and Vice President of Bertelsmann Inc. in 1995.
	Education:	Holds a Bachelor of Arts degree from Princeton University from the Woodrow Wilson School of Public and International Affairs, as well as dual MBA and J.D. degrees from Harvard Business School and Harvard Law School.

Gibu Thomas	Born:	1971
Director	Appointed to Board:	2023
	Term expires:	2024
	Principal Occupation:	Executive Vice President Online of The Estée Lauder Companies, Inc.
	FEMSA Committees:	Member of the Operations and Strategy Committee.

Past business experience:	Senior Vice President, Head of Global E-commerce at PepsiCo, Inc. from 2015 to 2020. Senior Vice President, Mobile and Digital from 2011 to 2015 and Senior Vice President, Strategy, Global E-commerce from 2010 to 2011 at Walmart, Inc.
Education:	Holds a Bachelor of Technology degree in Computer Science from the College of Engineering, Trivandrum, India and an MBA from the Stanford University Graduate School of Business.
Series D Alternate Directors

Michael Kahn	Born:	1981
Independent Alternate	Principal occupation:	Partner at Valiant Capital Management.
	FEMSA Committees:	Operations and Strategy Committee
Director	Public Companies Directorships:	None
	Past business experience:	Senior member of the Investment Committee of Valiant Capital Management. Analyst at Morgan Stanley from 2003 to 2005 and Associate at Silver Lake Partners from 2005 to 2007.
	Education:	Bachelor of Arts from Dartmouth College and holds an MBA from the Stanford University Graduate School of Business.

Francisco Zambrano Rodríguez	Born:	1953
Independent Alternate Director	Principal Occupation	Independent consultant and Co-Chief Executive Officer of Desarrollo Inmobiliario y de Valores, S.A. de C.V. (“Desarrollo Inmobiliario”), Corporativo Zeta DIVASA, S.A.P.I. de C.V. (“Corporativo Zeta DIVASA”), and IPFC Inmuebles, S.A.P.I. de C.V. (“IPFC Inmuebles”).
	FEMSA Committees	Member of the Audit Committee.
	Public Companies Directorships:	Member of the board of directors of Coca-Cola FEMSA.
	Other Directorships:	Member of the boards of directors of Desarrollo Inmobiliario, Corporativo Zeta DIVASA, and IPFC Inmuebles.
	Past business experience	Has extensive experience in investment banking and private investment services, in real estate development and project management, real estate private investment funds and as estate planning consultant.
	Education:	Holds a degree in Chemical Engineering from ITESM and an MBA from The University of Texas at Austin.

Jaime A. El Koury	Born:	1953
Independant Alternate Director	Principal Occupation	General Counsel of the Financial Oversight and Management Board for Puerto Rico, a governmental entity created in 2016 under US federal statute.
	FEMSA Committees	Member of the Corporate Practices and Nominations Committee.
	Public Companies Directorships:	Member of the board of directors of Grupo Bimbo, S.A.B. de C.V.
	Past business Experience	Was a partner at Cleary Gottlieb Steen & Hamilton, LLP from 1986 to 2014.
	Education	Holds a Bachelor of Arts degree in Economics from Yale University and a Law degree from Yale Law School.

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
(7)Bertha Michel González and Max Michel González are siblings.
(8)José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are parents of José Antonio Fernández Garza Lagüera

Senior Management
The names and positions of the members of our current senior management and that of our principal sub-holding companies, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:
FEMSA

José Antonio Fernández Carbajal Executive Chairman of the Board of Directors	Born:	1954
	Joined FEMSA:	1987
	Appointed to current position:	2001
	Principal occupation:	Executive chairman of the board of directors of FEMSA.
	Public Companies Directorships:	Chairman of the board of directors of Coca-Cola FEMSA. Member of the Heineken Holding Board, and vice-chairman of the Heineken Supervisory Board; member of the board of directors of Peñoles.
	Other Directorships:	Chairman of the board of directors of Fundación FEMSA and ITESM, and member of the board of MIT Corporation.

	Past business experience:	Was Chief Executive Officer of FEMSA from 1995 to 2013, and held various positions in FEMSA including Deputy Chief Executive Officer and Chief Operating Officer from 1991 to 1995. Held the position of Commercial Vice President of Cervecería Cuauhtémoc Moctezuma, S.A. de C.V. from 1992 to 1993, Chief Executive Officer of Cadena Comercial OXXO, S.A. de C.V. from 1989 to 1991 and Strategic Planning Manager of Grupo VISA, S.A. de C.V. from 1988 to 1989.
	Education:	Holds a degree in Industrial Engineering and a Master’s degree in Business Administration (“MBA”) from ITESM.

Daniel Alberto Rodríguez Cofré Chief Executive Officer	Born:	1965
	Joined FEMSA	2015
	Appointed to current position:	2022
	Principal occupation:	Chief Executive Officer of FEMSA
Past business experience:	Was Chief Executive Officer of FEMSA Comercio from 2016 to 2021, and Chief Financial and Corporate Officer of FEMSA from 2015 to 2016. Held the position of Chief Executive Officer at Centros Comerciales Sudamericanos S.A. from 2009 to 2014 and was appointed Chief Financial Officer of the same company in 2008. Held several financial roles at Shell International Group in Latin America and Europe.

	Education:	Holds a Forest Engineering degree from Austral University of Chile and an MBA from Adolfo Ibañez University.
Francisco Camacho Beltrán Chief Corporate Officer	Born:	1965
	Joined FEMSA:	2020
	Appointed to current position:	2020
	Past business experience:
Served as Danone’s Executive Vice President responsible for the Dairy and Plant-based business worldwide and Vice President of
Growth, Innovation and Global Clients. Served as member of the Executive Committee of Danone at Paris, France and held various executive positions with global and regional responsibilities.

	Education:	Holds a Computer Systems degree and an MBA from ITESM.

José Antonio Fernández Garza Lagüera Chief Executive Officer, FEMSA Digital	Born:	1982
	Joined FEMSA:	2013
	Appointed to current position:	2022
	Past business experience:	Head of Strategic Planning for OXXO México in 2018 and previously he was head of Coca-Cola FEMSA’s Central American division from 2015 to 2018. Was Chief Executive Officer at Plásticos Técnicos Mexicanos, S.A. de C.V. (FEMSA’s plastic division) and held the positions of head of sales and operations at Heineken Mexico, in Mexico City.
	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from Stanford University Graduate School of Business.
Ian Marcel Graig García Chief Executive Officer, Coca-Cola FEMSA	Born:	1972
	Joined FEMSA:	2003
	Appointed to current position:	2023
	Past business experience:	Joined Coca-Cola FEMSA in 2003. With over 27 years of experience in the beverage industry, previously served in several senior management positions at Coca-Cola FEMSA, including as Director of Operations for the Brazil Division from 2016 to 2022, and previously Chief Operating Officer of Argentina, CFO and Strategic Planning Director of South America Division, CFO, Planning and Corporate Affairs Director of Mercosur Region, and Corporate Finance and Treasury Director of Coca-Cola FEMSA
	Education:	Holds Bachelor’s degree in Industrial Engineering from Tecnológico de Monterrey, an MBA from the University of Chicago Booth School of Business, and a Master’s degree in International Commercial Law from Tecnológico de Monterrey
Carlos Arenas Cadena Chief Executive Officer, Proximity Division	Born:	1962
	Joined FEMSA:	1984
	Appointed to current position:	2022
	Past business experience:	Has held several positions since joining FEMSA in 1984. In 2001 joined FEMSA Comercio as Strategic Planning Manager until 2007 when appointed as head of its Planning and Information Technology Department, then in 2014, as head of the Commercial department of OXXO. In January 2016 was appointed as Chief Executive Officer of Oxxo México up to 2022.
	Education:	Holds a Computer Science degree from UANL.

Daniel Belaúnde Arnillas Chief Executive Officer, Health Division	Born:	1973
	Joined FEMSA:	2016
	Appointed to current position:	2022
	Past business experience:	Joined FEMSA Comercio in 2016 as Chief Executive Officer of Socofar, S.A. Prior to that, acted as General Manager of Ripley Perú from 2012 to 2016, Operations Manager at Ripley Chile from 2008 to 2012 and Commercial Bank Manager at Banco Santander Chile from 1996 to 2008.
	Education:	Holds an Economics degree from Universidad del Pacífico at Lima, Perú.
Constantino Spas Montesinos	Born:	1970
Chief Executive Officer	Joined FEMSA:	2023
Strategic Businesses	Appointed to current position:	2023
	Past business experience:	Was the Chief Financial Officer of Coca-Cola FEMSA until December 2022. Has 24 years of experience in the food and beverage sector in companies such as Grupo Mavesa and Empresas Polar in Venezuela, Kraft Foods, SAB Miller in Latin America and Bacardi y Compañía S.A. de C.V. in Mexico, holding different positions in marketing, as regional officer and as VP Managing Director.
	Education:	Holds a Bachelor’s Degree in Business Administration from Universidad Metropolitana in Caracas, Venezuela, and an MBA from Emory University, Goizueta Business School in Atlanta, Georgia, USA.

Gerardo Estrada Attolini Administration and Corporate Control Officer	Born:	1957
	Joined FEMSA:	2000
	Appointed to current position:	2020
	Past business experience:	Held the position of Director of Corporate Finance of FEMSA from 2006 to 2020, Chief Financial Officer of FEMSA Cerveza from 2001 to 2006 and was Director of Corporate Finance of Grupo Financiero Bancomer from 1995 to 2000.
	Education:	Holds a degree in accounting and a MBA from ITESM.
Roberto Campa Cifrián Corporate Affairs Officer	Born:	1957
	Joined FEMSA:	2019
	Appointed to current position	2019
	Past business experience:	Has an extensive professional career in the public, private and social sectors. His positions include those of Secretary of Labor and Social Welfare of the Federal Government, Undersecretary of the Interior, Federal Consumer Attorney, representative in the Legislative Assembly of the Federal District and Federal Deputy.
	Education:	Holds a Law degree from Universidad Anahuac with studies in Economics from ITAM.

Raymundo Yutani Vela Vice-President of Human Resources	Born:	1958
	Joined FEMSA:	1994
	Appointed to current position:	2018
	Past business experience:	Joined FEMSA Comercio in 1994 as Director of Human Resources, a position held until 2014. Subsequently, between 2014 and 2018, served as Director of Human Resources at Coca-Cola FEMSA. Prior to joining the company, held position as Director of Human Resources North at Banca Serfin, now Santander.
	Education:	Graduated from Universidad Regiomontana with a degree in Public Accounting and a Master's in Business Administration and completed the AD1 program at IPADE002E.
Eugenio Garza y Garza	Born:	1971
Director of Finance and Corporate Development	Joined FEMSA:	2018
	Appointed to current position:	2020
	Past business experience:	Joined FEMSA in 2018 as Director of Strategic Planning and Corporate Development. From 2008 to 2016, served as Chief Financial Officer and later Chief Executive Officer of Servicios Corporativos Javer, S.A.B. de C.V. Additionally, has held executive and managerial roles in investment banking with Lazard, Merrill Lynch from 2005 to 2008, and Goldman Sachs in New York and Mexico, from 1997 to 2005.
	Other Directorships:	Advisory Council Member of the Stanford University Graduate School of Business and member (Treasurer) of the board of American School Foundation of Monterrey, A.C. Member of the board of directors of Servicios Cuprum, S.A. de C.V. and Pinturas Berel, S.A. de C.V.
	Education:	Holds a Chemical Engineering degree from ITESM and an MBA from the Stanford University Graduate School of Business.
Alejandro Gil Ortíz General Counsel and Secretary of the Board of Directors	Born:	1980
	Joined FEMSA:	2007
	Appointed to current position:	2022
	Directorship:	Secretary of the board of directors of FEMSA, and, Coca-Cola FEMSA.
	Past business experience:	Held positions of International Legal Director at FEMSA. International and Operations Legal Manager at FEMSA Cerveza and International Legal Manager at Gruma, S.A.B. de C.V.
	Education:	Holds a Law degree from ITESM, an LLM from Harvard Law School and MBA from IPADE.

Compensation of Directors and Senior Management
The compensation of Directors is approved at the AGM. For the year ended December 31, 2022, the aggregate compensation paid by FEMSA to its directors was approximately Ps. 84.9 million. In addition, in the year ended December 31, 2022, Coca-Cola FEMSA paid approximately Ps.22.3 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.

For the year ended December 31, 2022, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 3,247 million. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in the section below and in Note 18 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2022, amounts set aside or accrued for all employees under these retirement plans were Ps. 17,737 million, of which Ps. 14,540 million is already funded.
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
Under this plan, each year, our Chief Executive Officer together with the Corporate Governance Committee of our board of directors, together with the Chief Executive Officer of the respective operating subsidiary, determines the employees eligible to participate in the plan. A bonus formula is then created for each eligible employee, using the EVA framework, which determines the number of shares to be received by such employee. The terms and conditions of the share-based payment arrangement are then agreed upon with the eligible employee, such that the employee can begin to accrue shares under the plan. Until 2015, the shares vested ratably over a six-year period; from January 1, 2016, they ratably vest over a four-year period, with retrospective effects. We account for the EVA stock incentive plan as an equity-settled share-based payment transaction, as we will ultimately settle our obligations with our employees by issuing our own shares or those of our subsidiary, Coca-Cola FEMSA.
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
As of April 21, 2023, the trust that manages the EVA stock incentive plan held a total of 8,392,610 BD Units of FEMSA and 2,228,041 BL Units of Coca-Cola FEMSA, each representing 0.39% and 0.05% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.
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
Ownership by Management
Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of April

21, 2023, 6,922,134,985 Series B Shares representing 74.86% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”
The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of April 21, 2023 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
		Percent of		Percent of		Percent of
Beneficial Owner	Shares	Class	Shares	Class	Shares	Class
Eva María Garza Lagüera Gonda	2,807,980	0.03%	5,470,960	0.13%	5,470,960	0.13%
José Antonio Fernández Garza Lagüera	15,669	0.00%	31,338	0.00%	31,338	0.00%
Mariana Garza Lagüera Gonda	2,853,480	0.03%	5,630,960	0.13%	5,630,960	0.13%
Bárbara Garza Lagüera Gonda	2,703,480	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,703,730	0.03%	5,330,960	0.12%	5,330,960	0.12%
Alejandro Bailleres Gual	9,095,762	0.10%	12,003,874	0.28%	12,003,874	0.28%
Alfonso Garza Garza	24,101,605	0.26%	9,899,090	0.23%	9,899,090	0.23%
Juan Carlos Garza Garza	21,401,556	0.23%	4,537,392	0.10%	4,537,392	0.10%
Maximino Michel González and Bertha Paula Michel González	17,362,545	0.19%	34,725,090	0.80%	34,725,090	0.80%
Francisco José Calderón Rojas and Diego Eugenio Calderón Rojas(1)	8,389,104	0.09%	16,583,458	0.38%	16,583,458	0.38%

(1)Shares beneficially owned through various family-controlled entities.
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
Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with these committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 31, 2023:
•Audit Committee. The Audit Committee is responsible for (i) reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements, (ii) the recommendation on the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee and (iii) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Market Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The current Audit Committee members are: Víctor Alberto

Tiburcio Celorio (chairman and financial expert), Alfonso González Migoya and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable U.S. securities laws and applicable NYSE listing standards. The secretary (non-member) of the Audit Committee is Gerardo Estrada Attolini, FEMSA’s Vice President of Administration and Corporate Control.
•Operations and Strategy Committee. The Operations and Strategy Committee’s responsibilities include (i) evaluating the investment and financing policies of our company; (ii) evaluating the risk factors to which our company is exposed, as well as evaluating its management policies; (iii) making recommendations on our dividend policy; (iv) strategic analysis and assessment of our business units and strategic alternatives for their growth; (v) providing specific oversight on transformational initiatives, further increasing the involvement and time commitment of directors on operational matters and complementing the role of Senior Management; and (vi) making recommendations to our board of directors on annual operation plans and strategic projects for our business units. The current Operations and Strategy Committee members are: José Antonio Fernández Carbajal (chairman), Michael Larson, Gibu Thomas, Daniel Alegre, Francisco Javier Fernández Carbajal, Enrique F. Senior Hernández, Ricardo Guajardo Touché, Ricardo Saldívar Escajadillo, Javier Gerardo Astaburuaga Sanjines, José Antonio Fernández Garza Lagüera and Michael Kahn. The secretary (non-member) of the Operations and Strategy Committee is Eugenio Garza y Garza.
•Corporate Practices and Nominations Committee. The Corporate Practices and Nominations Committee is responsible for (i) preventing or reducing the risk of performing operations that could damage the value of our company or that benefit a particular group of shareholders; (ii) evaluating and nominating candidates for Series D directors; and (iii) overseeing appropriate board composition by ensuring the board includes directors with the skills, experiences and capabilities required to provide effective oversight. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related-party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Securities Market Law, the chairman of the Corporate Practices and Nominations Committee is elected by the shareholders at the AGM. The chairman of the Corporate Practices and Nominations Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices and Nominations Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices and Nominations Committee are: Ricardo Saldívar Escajadillo (chairman), Jaime A. El Koury, and Ricardo Guajardo Touché. Each member of the Corporate Practices and Nominations Committee is an independent director. The secretary (non-member) of the Corporate Practices and Nominations Committee is Raymundo Yutani Vela.
Employees
As of December 31, 2022, our headcount by geographic region was as follows: 252,250 in Mexico, 8,634 in Central America, 22,820 in Colombia, 37,564 in Brazil, 4,222 in Argentina, 3,996 in the United States, 4,519 in Ecuador, 588 in Peru, 1,686 in Uruguay, 13,141 in Chile, 1,498 in Switzerland, 3,294 in Germany, 71 in Austria, 13 in Luxembourg and 13 in the Netherlands. The table below sets forth headcount for the years ended December 31, 2022, 2021 and 2020:

	2022			2021			2020
	Non-union	Union	Total	Non-union	Union	Total	Non-union	Union	Total
Sub-holding company:
Coca-Cola FEMSA (1)	46,673	50,538	97,211	37,815	45,939	83,754	37,816	44,518	82,334
Proximity Americas Division (1)(2)	61,150	107,710	168,860	68,881	91,437	160,318	79,669	85,764	165,433
Proximity Europe Division (3)	2,996	2,051	5,047	—	—	—	—	—	—
Fuel Division (1)	1,094	5,375	6,469	1,097	5,753	6,850	1,001	6,486	7,487
Health Division (1)	5,469	27,333	32,802	5,350	24,832	30,182	4,805	23,677	28,482
Logistics and Distribution	16,150	11,124	27,274	14,293	10,553	24,846	12,681	11,138	23,819
Other (1)	6,343	10,303	16,646	7,037	7,765	14,802	6,598	6,465	13,063
Total	139,875	214,434	354,309	134,473	186,279	320,752	142,570	178,048	320,618

(1)Includes employees of third-party distributors, who are not our employees, amounting to 21,690, 14,308 and 13,874 in 2022, 2021 and 2020
(2)Includes non-management store employees, who are not our employees, amounting to 42,344, 51,734 and 62,537 in 2022, 2021 and 2020.
(3)Excludes employees of franchises.

As of December 31, 2022, approximately 70% of our employees, most of whom are employed in Mexico, were members of labor unions. We had 717 separate collective bargaining agreements with 242 labor unions. In general, we have good relationships with the labor unions throughout our operations.

The table below sets forth the number of collective bargaining agreements and unions for our employees:
Collective Bargaining Labor Agreements between
Sub-holding Companies and Unions
As of December 31, 2022

	Collective
	Bargaining	Labor
Sub-holding Company	Agreements	Unions
Coca-Cola FEMSA	238	100
Proximity Americas Division (1)	136	11
Proximity Europe Division	4	4
Fuel Division	32	2
Health Division	42	18
Logistics and Distribution	225	96
Others	40	11
Total	717	242

(1)Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
The following table identifies each owner of more than 5% of any class of our shares known to our company as of April 21, 2023. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.
Ownership of Capital Stock as of April 21, 2023

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

(1)As of April 21, 2023, there were 2,161,177,770 Series B Shares outstanding.
(2)As of April 21, 2023, there were 4,322,355,540 Series D-B Shares outstanding.
(3)As of April 21, 2023, there were 4,322,355,540 Series D-L Shares outstanding.
(4)As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust:
Banco Invex, S.A., as Trustee under Trust No. 3763 (controlled by the Garza Lagüera Gonda Family). Paulina Garza Lagüera Gonda, Max Brittingham, Maia Brittingham, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Consuelo Garza Lagüera de Garza, Alepage, S.A. (controlled by Consuelo Garza Lagüera de Garza), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia María Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Villarreal, María Teresa Gual y Aspe, Alejandro Baillères Gual, Raúl Baillères Gual, Xavier Baillères Gual, Juan Pablo Baillères Gual, María Teresa Baillères Gual, Corbal, S.A. de C.V. (controlled by Baillères Family), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by Celia Baillères González and Lebrija Baillères Family), Trust No. F/344234 BBVA Bancomer Servicios, S.A., Trust No. F/4364 Banco Invex, S.A., (controlled by Susana Baillères González and Arnaud Baillères Family) and Baillères Gual Family, María Magdalena Michel y Suberville, Max David Michel, Juan Maria Pedro David

Michel, Monique Berthe Michele Madeleine David Michel, María Berta Renee Michel y Suberville, Magdalena María Guichard Michel, Rene Cristobal Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Juan Bautista Guichard Michel, Banco Invex, S.A., as Trustee under Trust No. F/4165 (controlled by the Michel González Family), Banco Invex, S.A., as Trustee under Trust No. F/3038 (controlled by Michel González Family), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/408262-4 (controlled by the Michel González family). Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
(5)Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power.
As of March 31, 2023, there were 42 holders of record of ADSs in the United States, which represented approximately 48.5% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.
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
José Antonio Fernández Carbajal, our Executive Chairman of the board, served as a member of the Heineken Holding Board and the Heineken Supervisory Board. Javier Astaburuaga Sanjines, alternate director of FEMSA, also served on the Heineken Supervisory Board and his term ended on April 2022. In 2022 (i) José Antonio Fernández Carbajal was re-appointed as member of the Supervisory Board and (ii) Francisco Camacho Beltrán, Chief Corporate Officer of FEMSA was re-appointed as a member of the Heineken Supervisory Board. In February 2023, in connection with our announcement of the FEMSA Forward initiative, both José Antonio Fernández Carbajal and Francisco Camacho Beltrán resigned from their positions on the supervisory board of Heineken, N.V. and board of directors of

Heineken Holding, N.V. We made purchases of beer and raw materials in the ordinary course of business from Heineken in the amount of Ps. 16,006 million in 2022, Ps. 19,552 million in 2021 and Ps. 23,233 million in 2020. We also supplied logistics and administrative services to subsidiaries of Heineken Mexico for a total of Ps. 3,796 million in 2022, Ps. 2,530 million in 2021 and Ps. 3,181 million in 2020. As of the end of December 31, 2022, 2021 and 2020, our net balance due to Heineken amounted to Ps. 759, Ps. 1,143 and Ps. 761 million, respectively.
We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of Grupo Financiero BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who is also a director of FEMSA and Coca-Cola FEMSA, is a director. We made interest expense payments and fees paid to Grupo Financiero BBVA Bancomer in respect of these transactions of Ps. 472, Ps. 72 million and Ps. 232 million as of December 31, 2022, 2021 and 2020, respectively. The total amount due to Grupo Financiero BBVA Bancomer as of the end of December 31, 2022, 2021 and 2020 was Ps. 2,317, Ps. 1,847 million and Ps. 1,062 million respectively. We also had a receivable balance with Grupo Financiero BBVA Bancomer of Ps. 3,891, Ps. 8,076 and Ps. 1,092 million, respectively, as of December 31, 2022, 2021 and 2020, and interest revenues of Ps. 2,297, Ps. 2,146 million and Ps. 1,825 million as of December 31, 2022, 2021 and 2020, respectively.
We, along with certain of our subsidiaries, spent Ps. 123, Ps. 167 million and Ps. 148 million in the ordinary course of business in 2022, 2021 and 2020, respectively, in publicity and advertisement purchased from Televisa, a media corporation in which our director and director of Coca-Cola FEMSA, Enrique F. Senior Hernández, serves as director.
Proximity Americas Division, in its ordinary course of business, purchased Ps 6,101, Ps. 4,417 million and Ps. 5,774 million in 2022, 2021 and 2020 respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s directors, Daniel Servitje Montull, one of Coca-Cola FEMSA’s directors, and Jaime A. El Koury, one of our directors and alternate director of Coca-Cola FEMSA, are directors. Proximity Americas Division also purchased Ps. 1,754, Ps. 1,183 million and Ps. 1,614 million in 2022, 2021 and 2020, respectively, in juices from subsidiaries of Jugos del Valle.
José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Alfonso Garza Garza and Ricardo Saldívar Escajadillo, who are directors or alternate directors of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2022, 2021 and 2020 donations to ITESM amounted to Ps. 371, Ps. 208 million, Ps. 310 million, respectively.
José Antonio Fernández Carbajal, Daniel Alberto Rodríguez, Francisco Josué Camacho Beltrán, Constantino Spas Montesinos, Ian Craig García, Carlos Arenas Cadena, and Roberto Rafael Campa Cifrán who are directors, alternate directors or senior officers of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2022, 2021 and 2020 donations to Fundación FEMSA, A.C. amounted to Ps. 232, Ps. 144 million, Ps. 171 million, respectively.
Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company
Coca-Cola FEMSA regularly engages in transactions with TCCC and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from affiliates of TCCC. Total expenses charged to Coca-Cola FEMSA by TCCC for concentrates were Ps. 43,717, Ps. 37,213 million, Ps. 32,222 million in 2022, 2021 and 2020, respectively. Coca-Cola FEMSA and TCCC develop an annual marketing strategy to promote the sale and consumption of products. In order to implement this strategy, Coca-Cola FEMSA and TCCC first develop an allocation of marketing expenditures amongst themselves, which Coca-Cola FEMSA monitors and tracks during the year. At the end of the year, Coca-Cola FEMSA reviews the actual marketing expenditures and pays or receives a reimbursement from TCCC in accordance with the agreed-upon allocation. Marketing reimbursements from TCCC were Ps.1,170 million, Ps.2,437 million and Ps.1,482 million in 2022, 2021 and 2020, respectively. TCCC also makes contributions to Coca-Cola FEMSA that Coca-Cola FEMSA generally uses for initiatives that promote volume growth of Coca-Cola trademark beverages, including the placement of coolers with retailers.

In Argentina, Coca-Cola FEMSA purchases plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of TCCC with operations in Argentina, Chile, Brazil and Paraguay in which TCCC has a substantial interest.

Coca-Cola FEMSA purchases products from Jugos del Valle, a joint business acquired together with TCCC, in the amount of Ps. 3,234, Ps. 2,918 million and Ps. 2,437 million in 2022, 2021 and 2020, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of Coca-Cola FEMSA’s product portfolio. As of April 14, 2023, Coca-Cola FEMSA held a 29.3% interest in Jugos del Valle.

Coca-Cola FEMSA purchases products from Leão Alimentos, a business acquired together with TCCC, in the amount of Ps. 215 million, Ps. 1,320 million and Ps. 1,253 million in 2022, 2021 and 2020, respectively, which is mainly related to certain juice-based beverages and teas that are part of Coca-Cola FEMSA’s product portfolio. As of April 14, 2023, Coca-Cola FEMSA held a 25.1% indirect interest in Leão Alimentos.
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

Significant Changes

Except as disclosed under "Corporate History and Recent Developments" in Item 4, no significant changes have occurred since the date of the annual financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING
Description of Securities
We have three series of capital stock, each with no par value:
•Series B Shares (“Series B Shares”);
•Series D-B Shares (“Series D-B Shares”); and
•Series D-L Shares (“Series D-L Shares”).

Series B Shares have full voting rights, and Series D-B and D-L Shares have limited voting rights. The shares of our company are not separable and may be transferred only in the following forms:
•B Units, consisting of five Series B Shares; and
•BD Units, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.
The following table sets forth information regarding our capital stock as of April 21, 2023:

			Percentage of
		Percentage of	Full Voting
	Number	Capital	Rights
Class
Series B Shares (no par value)	9,246,420,270	51.68%	100.00%
Series D-B Shares (no par value)	4,322,355,540	24.16%	—%
Series D-L Shares (no par value)	4,322,355,540	24.16%	—%
Total Shares	17,891,131,350	100.00%	100.00%
Units
BD Units	2,161,177,770	60.40%	23.47%
B Units	1,417,048,500	39.60%	76.63%
Total Units	3,578,226,270	100.00%	100.00%

Trading Markets
Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of April 21, 2023, approximately 47.2% of BD Units traded in the form of ADSs.
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
ITEM 10. ADDITIONAL INFORMATION
Bylaws
The following is a summary of the material provisions of our bylaws and applicable Mexican law. Our bylaws were last amended on March 31, 2023. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”

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
Voting Rights and Certain Minority Rights
Each Series B Share entitles its holder to one vote at any of our ordinary or extraordinary general shareholders meetings. Our bylaws state that the board of directors must be composed of no more than 21 members, at least 25% of whom must be independent. Holders of Series B Shares are entitled to elect at least nine members of our board of directors. Holders of Series D Shares are entitled to elect five members of our board of directors. Our bylaws also contemplate that, should a conversion of the Series D-L Shares to Series L Shares occur pursuant to the vote of our Series D-B and Series D-L shareholders at special and extraordinary shareholders meetings, the holders of Series D-L shares (who would become holders of newly issued Series L Shares) will be entitled to elect two members of the board of directors. None of our shares has cumulative voting rights, which is a right not regulated under Mexican law.
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
Holders of Series D Shares are also entitled to vote on the matters that they are expressly authorized to vote on by the Mexican Securities Market Law and at any extraordinary shareholders meeting called to consider any of the following matters:
•To approve a conversion of all of the outstanding Series D-B Shares and Series D-L Shares into Series B shares with full voting rights and Series L Shares with limited voting rights, respectively.
•To agree to the unbundling of their share Units.
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
The Mexican Securities Market Law, the Mexican General Corporations Law and our bylaws provide for certain minority shareholder protections. These minority protections include provisions that permit:
•holders of at least 10% of our outstanding capital stock entitled to vote, including in a limited or restricted manner, to require the chairman of the board of directors or of the Audit or Corporate Practices and Nominations Committees to call a shareholders’ meeting;
•holders of at least 5% of our outstanding capital stock, including limited or restricted vote, may bring an action for liabilities against our directors, the secretary of the board of directors or certain key officers (as a shareholder derivative suit, for our benefit, as opposed to the benefit of shareholders initiating the action);
•holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, at any shareholders meeting to request that resolutions with respect to any matter on which they considered they were not sufficiently informed be postponed;

•holders of 20% of our outstanding capital stock to oppose any resolution adopted at a shareholders meeting in which they are entitled to vote, including limited or restricted vote, and file a petition for a court order to suspend the resolution temporarily within 15 days following the adjournment of the meeting at which the action was taken, provided that (i) the challenged resolution violates Mexican law or our bylaws, (ii) the opposing shareholders neither attended the meeting nor voted in favor of the challenged resolution and (iii) the opposing shareholders deliver a bond to the court to secure payment of any damages that we may suffer as a result of suspending the resolution in the event that the court ultimately rules against the opposing shareholder; and
•holders of at least 10% of our outstanding capital stock who are entitled to vote, including limited or restricted vote, to appoint one member of our board of directors and one alternate member of our board of directors.
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
•any related-party transactions which are deemed to be outside the ordinary course of our business;
•significant asset transfers or acquisitions;
•material guarantees or collateral;
•internal policies; and
•other material transactions.
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

Forfeiture of Shares
As required by Mexican law, our bylaws provide that non-Mexican holders of BD Units, B Units or shares (i) are considered to be Mexican with respect to such shares that they acquire or hold and (ii) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. In the opinion of Alejandro Gil Ortiz, our general counsel, under this provision, a non-Mexican shareholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the United States securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.
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

Fiduciary Duties—Duty of Care
The Mexican Securities Market Law provides that the directors shall act in good faith and in our best interest and in the best interest of our subsidiaries. In order to fulfill its duty, the board of directors may:
•request information about us or our subsidiaries that is reasonably necessary to fulfill its duties;
•require our officers and certain other persons, including the external auditors and independent experts, to appear at board of directors’ meetings to report or provide information to the board of directors;
•postpone board of directors’ meetings for up to three days when a director has not been given sufficient notice of the meeting or in the event that a director has not been provided with the information provided to the other directors; and
•require a matter be discussed and voted upon by the full board of directors in the presence of the secretary of the board of directors.
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
The directors and secretary of the board of directors will be deemed to have violated the duty of loyalty, and will be liable for damages, when they obtain an economic benefit by virtue of their position. Further, the directors will fail to comply with their duty of loyalty if they:
•vote at a board of directors’ meeting or take any action on a matter involving our assets where there is a conflict of interest;
•fail to disclose a conflict of interest during a board of directors’ meeting;
•enter into a voting arrangement to support a particular shareholder or group of shareholders against the other shareholders;
•approve of transactions without complying with the requirements of the Mexican Securities Market Law;
•use company property in violation of the policies approved by the board of directors;
•unlawfully use material non-public information; and
•usurp a corporate opportunity for their own benefit or the benefit of third parties, without the prior approval of the board of directors.
Limited Liability of Shareholders
The liability of shareholders for our company’s losses is limited to their shareholdings in our company.
Taxation
The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our ADSs, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs. For purposes of this summary, the term “U.S. holder” means a holder that is a citizen or resident of the United States, a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships that hold ADSs or partners therein, nonresident aliens present in the United States for more than 182 days in a taxable year, or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that hold or will hold our ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the shares by vote or value (including ADSs) of our company.
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
The U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs generally is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Subject to certain expectations for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or “PFIC,” as further explained below under “Passive Foreign Investment Company Rules”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2022 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2023 taxable year.
Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements recently adopted by the IRS and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that is eligible for, and property elects, the benefits of the Tax Treaty, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

Distributions to holders of additional shares with respect to our ADSs that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

Taxation of Capital Gains. Subject to the discussion below under "Passive Foreign Investment Company Rules", gain or loss realized by a U.S. holder on the sale or other taxable disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs (each calculated in dollars). Any such gain or loss will be a long-term capital gain or loss if the ADSs were held for more than one year on the date of such sale. All long-term capital gain recognized by a U.S. holder that is an individual is generally subject to a reduced rate of U.S. federal income taxation. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gains or losses for U.S. federal income tax purposes.

Gain or loss recognized by a U.S. holder on the sale or other disposition of the ADSs or units generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Under the new foreign tax credit requirements recently adopted by the IRS, any Mexican tax imposed on the sale or other disposition of the shares generally will not be treated as a creditable tax for U.S. foreign tax credit purposes. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or disposition of the ADSs or units even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs or units and any Mexican tax imposed on such sale or disposition.

Passive Foreign Investment Company Rules. Special U.S. tax rules apply to companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if, taking into account our proportionate share of the income and assets of our subsidiaries under applicable “look-through” rules, either

•75 percent or more of our gross income for the taxable year is passive income; or

•the value of our assets (generally based on a quarterly average) that produce or are held for the production of passive income is at least 50 percent.

For this purpose, passive income generally includes dividends, interest, gains from certain commodities transactions, rents, royalties and the excess of gains over losses from the disposition of assets that produce passive income.
Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2022 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2023 taxable year. However, the determination of whether we are a PFIC must be made annually after the close of the taxable year and based on the facts and circumstances at that time, some of which may be beyond our control, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, no assurance can be given that we will not be a PFIC in the current year or in future years. If we are classified as a PFIC, and you do not make one of the elections described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your ADSs at death.

If we are a PFIC in a taxable year and the ADSs are considered “marketable,” you generally will not be subject to the rules described in the preceding paragraph if you elect to mark your ADSs to market. The ADSs will be marketable if they are regularly traded on certain qualifying U.S. stock exchanges, including the New York Stock Exchange, or on a foreign stock exchange that meets certain requirements. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your ADSs at the end of your taxable year over your basis in those ADSs. If at the end of your taxable year, your basis in the ADSs exceeds their fair market value, you will be entitled to deduct the excess as an ordinary loss, but only to the extent of your net mark-to-market gains from previous years. Your adjusted tax basis in the ADSs will be adjusted to reflect any income or loss recognized under these rules. In addition, any gain you recognize upon the sale of your ADSs will be taxed as ordinary income in the year of sale and any loss will be treated as an ordinary loss to the extent of your net mark-to-market gains from previous years. Once made, the election cannot be revoked without the consent of the IRS unless the shares cease to be marketable.

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

You should consult your own tax advisor regarding the U.S. federal income tax considerations discussed.

United States Backup Withholding and Information Reporting. A U.S. holder of ADSs may, under certain circumstances, be subject to “information reporting” and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of ADSs, unless such holder (i) comes within certain exempt categories, and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely matter.

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
The Coca-Cola Memorandum
In connection with the acquisition of Panamco, in 2003, Coca-Cola FEMSA established certain understandings primarily relating to operational and business issues with both TCCC and our company that were memorialized in writing prior to completion of the acquisition. Although the memorandum has not been amended, Coca-Cola FEMSA continues to develop its relationship with TCCC (through, inter alia, acquisitions and taking on new product categories), and Coca-Cola FEMSA therefore believes that the memorandum should be interpreted in the context of subsequent events, some of which have been noted in the description below. The main terms are as follows:
•The shareholder arrangements between our company and TCCC and certain of its subsidiaries will continue in place. In 2010, FEMSA amended its shareholders agreement with TCCC. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreement.”
•We will continue to consolidate Coca-Cola FEMSA’s financial results under IFRS.
•TCCC and our company will continue to discuss in good faith the possibility of implementing changes to Coca-Cola FEMSA’s capital structure in the future.
•TCCC may require the establishment of a different long-term strategy for Brazil. If, after taking into account Coca-Cola FEMSA’s performance in Brazil, TCCC does not consider Coca-Cola FEMSA to be part of this long-term strategic solution for Brazil, then Coca-Cola FEMSA will sell its Brazilian franchise to TCCC or its designee at fair market value. Fair market value would be determined by independent investment bankers retained by each party at their own expense pursuant to specified procedures. In light of the performance of Coca-Cola FEMSA’s business in Brazil and the fact that TCCC authorized Coca-Cola FEMSA to acquire five Coca-Cola bottlers in Brazil from 2008 to 2022 and participate in the acquisition of

Brazilian operations of Jugos del Valle, Leão Alimentos, Laticínios Verde Campo Ltda, the AdeS business in Brazil, among others, Coca-Cola FEMSA believe that this provision is no longer applicable.
•Coca-Cola FEMSA would like to keep open strategic alternatives that relate to the integration of sparkling beverages and beer. TCCC, our company and Coca-Cola FEMSA would explore these alternatives on a market-by-market basis at the appropriate time.
•TCCC agreed to sell to us sufficient shares to permit us to beneficially own 51% of Coca-Cola FEMSA outstanding capital stock (assuming that we do not sell any shares and that there are no issuances of Coca-Cola FEMSA stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, we acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA Series D shares from certain subsidiaries of TCCC, representing 9.4% of the total outstanding voting shares and 8% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$ 2.888 per share for an aggregate amount of US$ 427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D shares to Series A shares.
•Coca-Cola FEMSA may be entering some markets where significant infrastructure investment may be required. TCCC and our company will conduct a joint study that will outline strategies for these markets, as well as the investment levels required to execute these strategies. Subsequently, it is intended that our company and TCCC will reach an agreement on the level of funding to be provided by each of the partners. The parties intend that this allocation of funding responsibilities would not be overly burdensome for either partner.
Cooperation Framework with The Coca-Cola Company
In 2016, Coca-Cola FEMSA announced a new, comprehensive framework with TCCC. This cooperation framework seeks to maintain a mutually beneficial business relationship over the long-term, which will allow both companies to focus on continuing to drive the business forward and generating profitable growth. The cooperation framework contemplates the following main objectives:
•Long-term guidelines to the relationship economics. Concentrate prices for sparkling beverages in Mexico gradually increased from 2017 through July 2019.
•Other Concentrate Price Adjustments. Potential future concentrate price adjustments for sparkling beverages and flavored water in Mexico will take into account investment and profitability levels that are beneficial both to Coca-Cola FEMSA and TCCC.
•Marketing and commercial strategies. Coca-Cola FEMSA and TCCC are committed to implementing marketing and commercial strategies as well as productivity programs to maximize profitability. Coca-Cola FEMSA believes that these initiatives will partially mitigate the effects of concentrate price adjustments.
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
    This update contemplates the following main objectives:
•Growth principles. Coca-Cola FEMSA and The Coca-Cola Company agreed to continuously build and align ambitious business growth plans to increase Coca-Cola FEMSA operating income via top-line growth, cost and expense efficiencies and the implementation of marketing, commercial strategies and productivity programs
•Relationship economics. Ensure that the economics of Coca-Cola FEMSA’s business and management incentives are fully aligned towards long-term system value creation. Potential future concentrate price adjustments for sparkling beverages and flavored water in all Coca-Cola FEMSA’s territories will be based on mutual consensus between The Coca-Cola Company and Coca-Cola FEMSA as to which investment and profit split levels are mutually beneficial for both parties, including in such profit split levels the results from potential new business and ventures.
•Potential new business and ventures. As the Coca-Cola system continues to evolve, leveraging Coca-Cola FEMSA’s sales and distribution network, it may be allowed to engage in the distribution of potential new businesses such as the distribution of beer, spirits and other consumer goods.

•Digital strategy. Development of a joint general framework for digital initiatives as part of both companies’ industry-leading digitization efforts.
Bottler Agreements
Bottler agreements entered into by Coca-Cola FEMSA are described in Item 4, pages 37-38, of Coca-Cola FEMSA’s Form 20-F filed on April 14, 2023, which pages in relevant part are hereby incorporated by reference.
Material Contracts Relating to our Heineken Investment
Share Exchange Agreement
On January 11, 2010, FEMSA and certain of our subsidiaries entered into a share exchange agreement, which we refer to as the Share Exchange Agreement, with Heineken. The Share Exchange Agreement required Heineken N.V., in consideration for 100% of the shares of EMPREX Cerveza, S.A. de C.V. (now Heineken Mexico Holding, S.A. de C.V.), which we refer to as “EMPREX Cerveza,” to deliver at the closing of the Heineken transaction 86,028,019 newly issued Heineken N.V. shares to FEMSA with a commitment to deliver, pursuant to the ASDI, 29,172,504 Allotted Shares over a period of not more than five years from the date of the closing of the Heineken transaction. As of October 5, 2011, we had received the totality of the Allotted Shares.
The Share Exchange Agreement provided that, simultaneously with the closing of the transaction, Heineken Holding N.V. would swap 43,018,320 Heineken N.V. shares with FEMSA for an equal number of newly issued Heineken Holding N.V. shares. After the closing of the Heineken transaction, we owned 7.5% of Heineken N.V.’s shares. This percentage increased to 12.53% upon full delivery of the Allotted Shares and, together with our ownership of 14.94% of Heineken Holding N.V.’s shares, represented an aggregate 20% economic interest in Heineken. Through a series of transactions in September 2017 and February 2023 we reduced our combined economic interest in Heineken to 8.13%.
Under the terms of the Share Exchange Agreement, in exchange for such economic interest in Heineken, FEMSA delivered 100% of the shares representing the capital stock of EMPREX Cerveza, which owned 100% of the shares of FEMSA Cerveza. As a result of the transaction, EMPREX Cerveza and FEMSA Cerveza became wholly-owned subsidiaries of Heineken.
The principal provisions of the Share Exchange Agreement are as follows:
•delivery to Heineken N.V., by FEMSA, of 100% of the outstanding share capital of EMPREX Cerveza, which together with its subsidiaries, constitutes the entire beer business and operations of FEMSA in Mexico and Brazil (including the United States and other export business);
•delivery to FEMSA by Heineken N.V. of 86,028,019 new Heineken N.V. shares;
•simultaneously with the closing of the Heineken transaction, a swap between Heineken Holding N.V. and FEMSA of 43,018,320 Heineken N.V. shares for an equal number of newly issued shares in Heineken Holding N.V.;
•the commitment by Heineken N.V. to assume indebtedness of EMPREX Cerveza and subsidiaries amounting to approximately US$ 2.1 billion;
•the provision by FEMSA to Heineken of indemnities customary in transactions of this nature concerning FEMSA and FEMSA Cerveza and its subsidiaries and their businesses;
•FEMSA’s covenants to operate the EMPREX Cerveza business in the ordinary course consistent with past practice until the closing of the transaction, subject to customary exceptions, with the economic risks and benefits of the EMPREX Cerveza business transferring to Heineken as of January 1, 2010;
•the provision by Heineken to FEMSA of indemnities customary in transactions of this nature concerning Heineken; and
•FEMSA’s covenants, subject to certain limitations, to not engage in the production, manufacture, packaging, distribution, marketing or sale of beer and similar beverages in Latin America, the United States, Canada and the Caribbean.

Corporate Governance Agreement
On April 30, 2010, FEMSA, CB Equity (as transferee of the Heineken Exchange Shares and Allotted Shares), Heineken and L’Arche Green N.V. (as majority shareholder of Heineken Holding N.V.) entered into a corporate governance agreement, which we refer to as the Corporate Governance Agreement, which establishes the terms of the relationship between Heineken and FEMSA after the closing of the Heineken transaction.
The Corporate Governance Agreement covers, among other things, the following topics:
•FEMSA’s representation on the Heineken Holding N.V Board of Directors and the Heineken N.V Supervisory Board and the creation of an Americas committee, also with FEMSA’s representation;
•FEMSA’s representation on the selection and appointment committee and the audit committee of the Heineken N.V. Supervisory Board;
•FEMSA’s commitment to not increase its holding in Heineken Holding N.V. above 20% and to not increase its holding in Heineken above a maximum 20% economic interest (subject to certain exceptions); and
•FEMSA’s agreement not to transfer any shares in Heineken for a five-year period, subject to certain exceptions, including among others, (i) beginning in the third anniversary, the right to sell up to 1% of all outstanding shares of each of Heineken N.V. and Heineken Holding N.V. in each calendar quarter, and (ii) beginning in the third anniversary, the right to dividend or distribute to its shareholders each of Heineken N.V. and Heineken Holding N.V. shares.
Under the Corporate Governance Agreement, FEMSA was previously entitled to nominate two representatives to the Heineken N.V. Supervisory Board, one of whom had to be appointed as its vice-chairman and also serve as a representative of FEMSA on the Heineken N.V. Supervisory Board. The Corporate Governance Agreement has no fixed term, but certain provisions cease to apply if FEMSA ceases to have the right to nominate a representative to the Heineken Holding N.V. Board of Directors and the Heineken N.V. Supervisory Board. In February 2023, in connection with our announcement of the FEMSA Forward initiative, our representatives resigned from their positions on the supervisory board of Heineken, N.V. and board of directors of Heineken Holding, N.V.
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
Interest Rate Risk
Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2022, we had outstanding total debt of Ps. 191,741 million, of which 5% bore interest at variable interest rates and 95% bore interest at fixed interest rates. After giving effect to derivative hedging contracts, as of December 31, 2022, 86.7% of our total debt was fixed rate and 13.3% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage includes the effect of cross-currency and interest rate swaps). The interest rate on our variable rate debt is determined by reference to the London Interbank Offered Rate (“LIBOR,” a benchmark rate used for Eurodollar loans), the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”), and the Treasury Certificates (Certificados de la Tesorería, or “CETES”) rate. LIBOR is the subject of recent U.S. and international regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to become unavailable or to perform or be reported differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our floating rate debt or exposure under our interest rate derivative transactions. We do not anticipate a significant impact to our financial position given our current mix of variable and fixed-rate debt, taking into account the impact of our interest rate hedging. If any of the above-described reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2022, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2022 exchange rate of Ps. 19.4960 per U.S. dollar.
The table below also includes the estimated fair value as of December 31, 2022 of:
•short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;
•long-term notes payable based on quoted market prices; and
•cross-currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2022.
As of December 31, 2022, the fair value represents a decrease in total debt. This represents Ps. 28,429 million less than book value.

		On December 31, (1)
													Carrying		Fair		Carrying
													Value at		Value at		Value at
(in millions of Mexican pesos)	2023		2024		2025		2026		2027		2028 and Thereafter		December 31, 2022		December 31, 2022		December 31, 2021
Short-term debt:
Fixed-rate debt:
Colombian pesos
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	311
Interest rate		—		—		—		—		—		—		—		—		2.5%
Argentine pesos
Bank loans		—		—		—		—		—		—		—		—		461
Interest rate		—		—		—		—		—		—		—		—		41.0%
Chilean pesos
Bank loans		1,072		—		—		—		—		—		1,072		1,072		261
Interest rate		12.3%		—		—		—		—		—		12.3%		—		0.7%
Uruguayan pesos
Bank loans		—		—		—		—		—		—		—		—		184
Interest rate		—		—		—		—		—		—		—		—		6.0%
Guatemalan quetzal
Bank loans		—		—		—		—		—		—		—		—		26
Interest rate		—		—		—		—		—		—		—		—		6.3%
Variable-rate debt:
Mexican pesos
Bank loans		790		—		—		—		—		—		790		790		760
Interest rate		12.5%		—		—		—		—		—		12.5%		—		5.9%
Total short-term debt	Ps.	1,862	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,862	Ps.	1,862	Ps.	2,003

(1)All interest rates shown in this table are weighted average contractual annual rates.

		On December 31, (1)

													Carrying Value at December 31, 2022		Fair Value at December 31, 2022		Carrying Value at December 31, 2021(1)
											2028 and Thereafter
(in millions of Mexican pesos)	2023		2024		2025		2026		2027
Long-term debt:
Fixed-rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	24,563	Ps.	24,563	Ps.	18,979	Ps.	27,646
Interest rate		—		—		—		—		—		0.7%		0.8%		—		0.7%
Promissory notes		1,270		682		—		—		186		310		2,448		2,448		—
Interest rate		1.2%		1.1%		—		—		2.1%		2.4%		1.4%		—		—
Swiss franc
Promissory notes		—		482		—		—		—		—		482		482		—
Interest rate		—		0.8%		—		—		—		—		0.8%		—		—
U.S. dollars
Yankee bond (2)		1		—		—		—		—		41,428		41,429		37,058		52,255
Interest rate		3.1%		—		—		—		—		3.1%		3.1%		—		3.1%
Bank of NY (FEMSA USD 2023)		5,808		—		—		—		—		—		5,808		5,777		6,170
Interest rate (1)		2.9%		—		—		—		—		—		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		13,405		13,405		11,178		14,262
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		48,170		48,170		34,088		51,174
Interest rate (1)		—		—		—		—		—		3.5%		3.5%		—		3.5%
Bank loans		—		2,256		63		—		—		—		2,320		2,320		2,352
Interest rate		—		5.0%		6.8%		—		—		—		5.1%		—		3.6%
Mexican pesos
Senior Notes 22L		—		—		—		—		827		—		827		831		—
Interest rate (1)		—		—		—		—		10.9%		—		10.9		—		—
Senior Notes 22-2L		—		—		—		—		—		8,436		8,436		8,638		—
Interest rate (1)		—		—		—		—		—		9.7%		9.7%		—		—
Domestic senior notes		7,500		—		—		—		8,493		15,445		31,438		29,191		25,947
Interest rate		5.5%		—%		—		—		7.9%		8.3%		7.5%		—		7.0%
Bank loans		117		110		107		57		38		—		429		429		305
Interest rate		9.8%		9.6%		9.6%		10.9%		11.7%		—		10.0%		—		5.7%
Brazilian reais
Bank loans		35		21		—		—		—		—		56		56		94
Interest rate		7.0%		7.0%		—		—		—		—		7.0%		—		6.2%
Chilean pesos
Bank loans		317		—		—		—		—		—		317		317		338
Interest rate		1.2%		—		—		—		—		—		1.2%		—		1.2%
Uruguayan pesos
Bank loans		976		—		—		—		—		—		976		976		1,186
Interest rate		6.3%		—		—		—		—		—		6.3%		—		6.7%
Subtotal	Ps.	16,024	Ps.	3,551	Ps.	170	Ps.	57	Ps.	9,544	Ps.	151,757	Ps.	181,104	Ps.	152,768	Ps.	181,729

(1)All interest rates shown in this table are weighted average contractual annual rates.

		On December 31, (1)

													Carrying Value at December 31, 2022		Fair Value at December 31, 2022		Carrying Value at December 31, 2021(1)
											2028 and Thereafter
(in millions of Mexican pesos)	2023		2024		2025		2026		2027
Variable-rate debt:
Euro
Promissory notes	Ps.	—	Ps.	1,115	Ps.	—	Ps.	—	Ps.	929	Ps.	516	Ps.	2,560	Ps.	2,560	Ps.	—
Interest rate		—		1.1%		—		—		1.0%		1.2%		1.1%		—		—
Swiss franc
Promissory notes		—		691		—		—		—		—		691		691		—
Interest rate		—		0.8%		—		—		—		—		0.8%		—		—
Mexican pesos
Domestic senior notes		—		—		1,727		2,923		—		—		4,650		4,556		5,650
Interest rate (1)		—%		—		10.4%		10.4%		—		—		10.4%		—		5.4%
Bank Loans		139		213		95		78		17		—		542		542		330
Interest rate (1)		12.9%		12.8%		13.1%		13.1%		12.7%		—		12.9%		—		6.5%
Brazilian reais
Bank loans		12		7		6		3		—		—		28		28		5
Interest rate		9.8%		9.7		9.8		9.8%		—		—		9.8%		—		9.0%
Colombian pesos
Bank loans		33		—		—		—		—		—		33		33		10
Interest rate		5.9%		—		—		—		—		—		5.9%		—		4.5%
Chilean pesos
Bank loans		271		—		—		—		—		—		271		272		858
Interest rate		4.9%		—		—		—		—		—		4.9%		—		1.8%
Subtotal	Ps.	455	Ps.	2,026	Ps.	1,828	Ps.	3,004	Ps.	946	Ps.	516	Ps.	8,775	Ps.	8,682	Ps.	6,853
Total long-term debt	Ps.	16,479	Ps.	5,577	Ps.	1,998	Ps.	3,061	Ps.	10,490	Ps.	152,273	Ps.	189,879	Ps.	161,450	Ps.	188,582
Current portion of long-term debt														(16,479)				(2,637)
													Ps.	191,741			Ps.	190,585

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Interest rate derivatives that have been designated as fair value hedge relationships have been used by Coca-Cola FEMSA to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss on financial instruments” in the period in which they occur. During 2022, we are applying IFRS 9 to the hedged portion of the Senior Notes of US$ 705, which are linked to an interest rate swap. Starting in this year, the hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in P&L under “Market value (gain) loss in financial instruments”. As of December 31, 2022, the Company is recording a gain of Ps. 1,647 in the income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in USD, that resulted from increases in interest rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2022 would increase our interest expense by approximately Ps. 203 million, or 3.1%, over the 12-month period of 2022, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we operate, relative to the U.S. dollar. In 2022, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency at December 31, 2022

		% of Consolidated
		Total
Region	Currency	Revenues
Mexico and Central America	Mexican peso, Guatemalan quetzal, Panamanian balboa, Costa Rican colon, Nicaraguan córdoba and U.S. dollar	68%

South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso, Uruguayan peso and Peru sol	24%

United States	U.S. dollar	7%

Europe	Euros and Swiss francs	1%

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. As of December 31, 2022, after giving effect to all cross-currency swaps and interest rate swaps, 44.1% of our long-term indebtedness was denominated in Mexican pesos, 22.5% was denominated in U.S. Dollars, 23.2% was denominated in euros, 7.5% was denominated in Brazilian reais, 0.9% was denominated in Chilean pesos, 0.6% was denominated in Colombian pesos, 0.5% Uruguayan pesos and 0.6% in Swiss franc. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Chilean pesos and U.S. dollars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.
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
As of December 31, 2022, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was (i) Ps. 10,828 million that expire in 2023, for which we have recorded a net fair value liability of Ps. 338 million; and (ii) Ps. 2 million that expire in 2024, for which we have recorded a net fair value liability less than a million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2022, a loss of Ps. 565 million on expired forward agreements was recorded in our consolidated results.
As of December 31, 2021, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was (i) Ps. 6,384 million that expired in 2022, for which we have recorded a net fair value liability of Ps. 26 million; (ii) Ps. 23 million that expire in 2023, for which we have recorded a net fair value liability of Ps. 2 million; and (iii) Ps. 2 million that expire in 2024, for which we have recorded a net fair value liability less than a million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2021, a loss of Ps. 41 million on expired forward agreements was recorded in our consolidated results.
As of December 31, 2020, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was (i) Ps. 9,042 million that expired in 2021, for which we have recorded a net fair value liability of Ps. 1,036 million; (ii) Ps. 66 million that expired in 2022, for which we have recorded a net fair value liability of Ps. 41 million; (iii) Ps. 23 million that expire in 2023, for which we have recorded a net fair value liability of Ps. 2 million; and (iv) Ps. 2 million that expire in 2024, for which we have recorded a net fair value liability less than a million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2020, a gain of Ps. 167 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2022, we had long-term debt in the amount of €1,200 million. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange gain, net of tax, of Ps. 2,179 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income. Additionally, as of December 31, 2022, we have long-term debt in the amount of U.S. $2,500 million. We have designated a portion of the non-derivative financial liability as a hedge on the net investment in our stake hold in Specialized Distribution and JRD. We recognized a foreign exchange /gain, net of tax, of Ps. 1,498 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income.
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
As of December 31, 2020, we had long-term debt in the amount of €1,000 million. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange loss, net of tax, of Ps. 2,379 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income. Additionally, as of December 31, 2020, we had long-term debt in the amount of U.S. dollars $2,500. We have designated a portion of the non-derivative financial liability as a hedge on the net investment in our stake hold in Specialized Distribution and JRD. We recognized a foreign exchange gain, net of tax, of Ps. 3,439 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income.
The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian real and Colombian peso, would have on our equity and profit or loss:

			Effect on Equity
	Change in		(in millions of
	Exchange		Mexican
Foreign Currency Risk	Rate		pesos)
2022
FEMSA(1)	+10% MXN/USD	Ps.	6
	‑10% MXN/USD		(6)
	+10% MXN/EUR		1
	‑10% MXN/EUR		(1)
	+7% CHF/EUR		44
	‑7% CHF/EUR		(44)
Coca-Cola FEMSA	+10% MXN/USD		512
	‑10% MXN/USD		(512)
	+18% BRL/USD		550
	‑18% BRL/USD		(550)
	+7% UYU/USD		25
	‑7% UYU/USD		(25)
	+17% COP/USD		112
	‑17% COP/USD		(112)

	+3% ARS/USD		10
	‑3% ARS/USD		(10)
	+7% CRC/USD		24
	-7% CRC/USD		(24)
2021
FEMSA(1)	+11% MXN/USD	Ps.	4
	‑11% MXN/USD		(4)
	+16% BRL/USD		37
	‑16% BRL/USD		(37)
Coca-Cola FEMSA	+11% MXN/USD		298
	‑11% MXN/USD		(298)
	+16% BRL/USD		284
	‑16% BRL/USD		(284)
	+4% UYU/USD		7
	‑4% UYU/USD		(7)
	+11% COP/USD		81
	‑11% COP/USD		(81)
	+1% ARS/USD		3
	‑1% ARS/USD		(3)
	+3% CRC/USD		10
	‑3% CRC/USD		(10)
2020
FEMSA(1)	+19% MXN/USD	Ps.	327
	‑19% MXN/USD		(327)
	+21% BRL/USD		240
	‑21% BRL/USD		(240)
Coca-Cola FEMSA	+19% MXN/USD		884
	‑19% MXN/USD		(884)
	+21% BRL/USD		357
	‑21% BRL/USD		(357)
	+9% UYU/USD		21
	‑9% UYU/USD		(21)
	+16% COP/USD		142
	‑16% COP/USD		(142)
	+2% ARS/USD		2
	‑2% ARS/USD		(2)

(1)Does not include Coca-Cola FEMSA.
As of December 31, 2022, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 27,804 million that expire in 2023, for which we have recorded a net fair value asset of Ps. 9,428 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 497 million that expire in 2024, for which we have recorded a net fair value asset of Ps. 244 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,010 million that expire in 2025, for which we have recorded a net fair value asset of Ps. 385 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 5,971 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 560 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 17,809 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 594 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 14,620 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 1,664 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 3,679 million that expire in 2030, for which we have recorded a net fair value asset of Ps. 6 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 10,000 million that expire in 2035, for which we have recorded a net fair value liability of Ps. 2,203 million; and (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,869 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 505 million.
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
Certain cross-currency swap instruments did not meet the hedging criteria for accounting purposes. For the years ended December 31, 2022, 2021 and 2020 changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a loss of Ps. 2,270 in 2022, a gain of Ps. 80 in 2021 and a loss of Ps. 212 million in 2020.
A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2022 would result in a foreign exchange loss decreasing our consolidated net income by approximately Ps. 1,926 million over the 12-month period of 2022, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and euros.

As of April 14, 2023, the exchange rates relative to the U.S. dollar of all the countries where we operate, as well as their depreciation/appreciation effect compared to December 31, 2022, were as follows:

		Exchange Rate
		as of April 14,	(Depreciation) /
Country	Currency	2023	Appreciation
Mexico	Mexican peso	18.0660	6.7%
Brazil	Brazilian reais	4.95	5.2%
Colombia	Colombian peso	4,424.02	8.0%
Argentina	Argentine peso	215.10	(21.4)%
Costa Rica	Colon	540.81	10.2%
Guatemala	Quetzal	7.80	0.6%
Nicaragua	Cordoba	36.36	(0.4)%
Panama	U.S. dollar	1.00	—
Euro Zone	Euro	0.91	2.9%
Peru	Nuevo sol	3.78	0.9%
Chile	Chilean peso	795.81	7.0%
Uruguay	Uruguayan peso	38.95	2.8%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we operate, relative to the U.S. dollar, occurring on December 31, 2022, would produce a reduction (or gain) in stockholders’ equity as follows:

		Reduction in
Country	Currency	Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	1,926
Brazil	Brazilian reais	3,555
Colombia	Colombian peso	1,197
Costa Rica	Colon	450
Argentina	Argentine peso	363
Guatemala	Quetzal	133
Nicaragua	Cordoba	117
Panama	U.S. dollar	332
Peru	Nuevo sol	18
Chile	Chilean peso	2,626
Uruguay	Uruguayan peso	133
Ecuador	U.S. dollar	62
Euro Zone	Euro	8,216
U.S.A.	U.S. dollar	3,731

Equity Risk
As of December 31, 2022 and 2021, we did not have any equity derivative agreements that exposed us to equity risk.
Commodity Price Risk
We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2022, we had various derivative instruments contracts with maturity dates in 2023 and 2024, notional amounts of Ps. 2,818 million and a net fair value asset of Ps. 378 million. The results of our commodity price contracts expired for the years ended December 31, 2022, 2021 and

2020 were a loss of Ps. 599, a loss of Ps. 1,245 million and a gain of Ps.129 million, respectively, which were recorded in the results of each year.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A. DEBT SECURITIES
Please see Exhibit 2.20 to this annual report.
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
Direct and indirect payments by the depositary
The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2022, this amount was US$ 2,148,473.14.
ITEMS 13-14. NOT APPLICABLE

ITEM 15. CONTROLS AND PROCEDURES
(a) Disclosure Controls and Procedures
We have evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.
In accordance with applicable guidance provided by SEC, our management assessment and conclusions of internal control effectiveness over financial reporting as of December 31, 2022 excludes an assessment of the internal control over financial reporting of several acquisitions made by Envoy Solutions during the year (Sigma Supply of North America, LLC, Kalamazoo Sanitary Supply, LLC, Sunbelt Packaging, LLC, H. T. Berry Company, LLC, American Paper Towel Co, LLC, among others), as well as the acquisition of Valora Holding AG, These acquisitions represented 5.6% and 1.8% of our total assets and net assets, respectively, as of December 31, 2022, and 2.7% of our revenues, for the year ended December 31, 2022.
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in its report included herein.
(c) Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Fomento Económico Mexicano, S.A.B. de C.V.
Opinion on Internal Control over Financial Reporting
We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“the Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of 1) Sigma Supply of North America, LLC, 2) Kalamazoo Sanitary Supply, LLC, 3) Sunbelt Packaging, LLC, 4) H. T. Berry Company, LLC, 5) American Paper Towel Co, LLC, 6) Valora Holding AG, , among others, which are included in the 2022 consolidated financial statements of the Company and collectively constituted 5.6% and 1.8% of total and net assets, respectively, as of December 31, 2022 and 2.7% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of these entities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated income statements, and statements of comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes, and our report dated April 21, 2023, expressed an unqualified opinion thereon based on our audits and the report of other auditors.
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

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ MANCERA, S.C.
San Pedro Garza Garcia, Mexico
April 21, 2023

(d) Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our shareholders and our board of directors have designated Víctor Alberto Tiburcio Celorio under the Mexican Securities Market Law and applicable U.S. securities laws and NYSE listing standards, as “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees— Directors.”
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit and Non-Audit Fees
For the fiscal years ended December 31, 2022, 2021 and 2020 Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.
The following table summarizes the aggregate fees billed to us in 2022, 2021 and 2020 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2022, 2021 and 2020:

	Year ended December 31,
	2022		2021		2020
	(in millions of Mexican pesos)
Audit fees	Ps.	215	Ps.	159	Ps.	149
Audit-related fees		12		19		23
Tax fees		23		17		19
Other fees		1		—		3
Total	Ps.	251	Ps.	195	Ps.	194

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

ITEM 16D. NOT APPLICABLE

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
We did not directly purchase any of our equity securities in 2022. The following table presents purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be purchases by an affiliated purchaser of us. See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”
Purchases of Equity Securities

Maximum
Number (or
Appropriate U.S.
				Total Number of	dollar Value) of
				Shares (or Units)	Shares (or Units)
				Purchased as	that May Yet Be
	Total Number			Part of Publicly	Purchased Under
	of BD Units	Average Price Paid		Announced Plans	the Plans or
Period	Purchased	per BD Units		or Programs	Programs
2022	4,256,433	Ps.	164.53355	—	—

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

Mexican law does not require us to have a Nominating Committee. However, we recently added nominating functions to our Corporate Practices and Nominations Committee. Our Corporate Practices and Nominations Committee is composed of four members, and as required by the Mexican Securities Market Law and our bylaws, the three members are independent, and its chairman is elected at the shareholders’ meeting.

Compensation Committee: A compensation committee composed entirely independent directors is required.
Compensation Committee: We do not have a committee that exclusively oversees compensation issues. Our Corporate Practices and Nominations Committee, composed entirely of independent directors, reviews and recommends management compensation programs in order to ensure that they are aligned with shareholders’ interests and corporate performance.

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
Code of business conduct and ethics: We have adopted a code of ethics, within the meaning of Item 16B of SEC Form 20-F. Our code of ethics applies to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, our directors and other officers and employees, as well as any third party with which our business units engage. Our code of ethics is available on our website at https://www.femsa.com/en/press-room/documents/code-of-ethics/ .If we amend the provisions of our code of ethics that apply to our Chief Executive Officer, Chief Financial Officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

ITEM 16H. NOT APPLICABLE

ITEM 16I. NOT APPLICABLE

ITEM 17. NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS
See pages F-1 through F-185, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Amended and restated bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on March 31, 2023 (English translation)

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

4.4	Coca-Cola Tradename License Agreement, dated June 21, 1993, between Coca-Cola FEMSA and The Coca-Cola Company (with English translation) (incorporated by reference to FEMSA’s Registration Statement on Form F-4 filed on April 9, 1998 (File No. 33-8618)).*

4.5
Amendment to the Trademark License Agreement, dated December 1, 2002, entered by and among Administración de Marcas, S.A. de C.V., as proprietor, and The Coca-Cola Export Corporation Mexico branch, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.6
Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Golfo, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10- Q for the period ended March 31, 2003 (File No. 1-12290)).

4.7
Trademark Sub-License Agreement, dated January 4, 2003, entered by and among Panamco Bajio, S.A. de C.V., as licensor, and The Coca-Cola Company, as licensee (incorporated by reference to Panamco’s Quarterly Report on Form 10- Q for the period ended March 31, 2003 (File No. 1-12290)).

4.8	Supply Agreement, dated April 3, 1998, between ALPLA Fábrica de Plásticos, S.A. de C.V. and Industria Embotelladora de México, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.18 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on July 1, 2002 (File No. 1-12260)).*

4.9	Services Agreement, dated November 7, 2000, between Coca-Cola FEMSA and FEMSA Logística, S.A. de C.V. (with English translation) (incorporated by reference to Exhibit 4.15 to Coca-Cola FEMSA’s Annual Report on Form 20-F filed on June 20, 2001 (File No. 1-12260)).*

4.10
Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Bajio, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.11
Promotion and Non-Compete Agreement, dated March 11, 2003, entered by and among The Coca-Cola Export Corporation Mexico branch and Panamco Golfo, S.A. de C.V. (with English translation) (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.12
Memorandum of Understanding, dated as of March 11, 2003, by and among Panamco, as seller, and The Coca-Cola Company, as buyer (incorporated by reference to Panamco’s Quarterly Report on Form 10-Q for the period ended March 31, 2003 (File No. 1-12290)).

4.13
The Coca-Cola Company Memorandum to Steve Heyer from Jose Antonio Fernández, dated December 22, 2002 (incorporated by reference to Exhibit 10.1 to FEMSA’s Registration Statement on Amendment No. 1 to the Form F-3 filed on September 20, 2004 (File No. 333-117795)).

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 21, 2023.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 21, 2023.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 21, 2023.

15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.

15.2	Consent letter of Deloitte Accountants B.V.

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Date: April 21, 2023

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Eugenio Garza y Garza
Eugenio Garza y Garza
Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MÉXICO

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“the Company”) as of December 31, 2022 and 2021, the related consolidated income statements, and statements of comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Heineken N.V. (a corporation in which the Company has an 8.63% interest at December 31, 2022 and 2021) which is majority owned by Heineken Holding N.V. (a corporation in which the Company has a 12.26% interest at December 31, 2022 and 2021) (collectively “Heineken”). In the consolidated financial statements, the Company’s investment in Heineken includes its share of the net assets of Ps. 59,560 (€. 2,884) and Ps. 59,534 (€. 2,561) million at December 31, 2022 and 2021, respectively, and its equity in the net (loss) income of Heineken of Ps. 8,316 (€. 396), 11,635, (€. 491), and Ps. (842) (€. (30)) million for the years ended December 31, 2022, 2021 and 2020, respectively, which are exclusive of the impact of goodwill and other adjustments recorded by the Company. The consolidated financial statements of Heineken were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Heineken, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 21, 2023 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment testing of distribution rights and goodwill for Coca-Cola FEMSA
Description of the Matter
At December 31, 2022, the Company has distribution rights and goodwill with an aggregate carrying value of approximately $161,460 million of which $99,012 million relates to Coca-Cola FEMSA. As explained in Note 13 to the consolidated financial statements, distribution rights and goodwill are tested for impairment annually at the cash generating unit (CGU) level. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The Company has determined value in use at the CGU level to test for impairment.
Auditing management’s annual distribution rights and goodwill impairment test for Coca-Cola FEMSA was complex and highly judgmental due to the significant estimation required to determine the value in use of the CGUs. In particular, the value-in-use estimates were sensitive to significant assumptions, such as the weighted average cost of capital, revenue growth rate, operating margin, working capital and terminal value, which are affected by expected future market or economic conditions, particularly those in emerging markets.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the distribution rights and goodwill impairment review processes for Coca-Cola FEMSA, including controls over management’s review of the significant assumptions described above, projected financial information and the valuation model used to develop such estimates.

To test the estimated value in use of the Coca-Cola FEMSA CGUs, we performed audit procedures that included, among others, assessing methodologies and testing the significant assumptions discussed above and the underlying data used by the Company in its analysis. We assessed the historical accuracy of management’s assumptions and projections by (i) comparing them to actual results and obtaining explanations for the differences between projected and actual results (ii) examining and challenging management’s support for the current assumptions and projections (iii) comparing them to industry and economic trends and (iv) evaluating whether changes to the Coca-Cola FEMSA business model, customer base or product mix and other factors would significantly affect the assumptions and projected financial information and, thus the value in use of the CGUs, focusing on the projected compound annual growth rates and weighted average cost of capital, mainly. We also involved our valuation specialist to assist in the evaluation of the significant assumptions and methodology used by the Company.

Furthermore, we assessed the related disclosures made in the consolidated financial statements.

Recoverability of deferred tax assets for Coca-Cola FEMSA

Description of the Matter
As described in Note 25 to the consolidated financial statements, the Company had recognized deferred tax assets arising from net operating loss carryforwards (NOLs) of approximately $10,177 million and recoverable tax credits of approximately $1,065 million of which $7,207 million and $1,065 million, respectively, relates to Coca-Cola FEMSA. The Coca-Cola FEMSA NOLs were generated primarily by its Brazilian and Mexican operations and attributable to tax deductions for amortization of goodwill generated from business acquisitions in Brazil and to remeasurement effects of foreign currency denominated borrowings by the Mexico operation. The recoverable tax credits correspond to income tax credits generated in Mexico arising from dividends received from foreign subsidiaries.

Auditing management’s assessment of the realizability of the Coca-Cola FEMSA deferred tax assets arising from NOLs and recoverable tax credits involved complex auditor judgment because management’s estimate of realizability is based on assessing the probability, timing and sufficiency of future taxable profits, expected reversals of taxable temporary differences and available tax planning opportunities that will create future taxable profits; these projections are sensitive because they can be affected by variabilities in management’s projections and future market and economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls that address the risks of material misstatement relating to the realizability of deferred tax assets for Coca-Cola FEMSA, including controls over management’s projections of future taxable income, scheduled analysis of the future reversal of existing taxable temporary differences and the identification of available tax planning opportunities.

To test the realizability of deferred tax assets arising from NOLs and recoverable tax credits, we performed audit procedures, among others, on management´s estimates of future taxable income for Coca-Cola FEMSA in Brazil and Mexico by assessing the assumptions underlying the projected financial information, such as growth rates, discount rates, and other key assumptions and comparing them with the industry and economic trends and evaluating whether changes to the Coca-Cola FEMSA business model and other factors would significantly affect the projected financial information. We involved our specialist in performing these procedures.

In addition, with the assistance of our tax professionals, we assessed the application of the tax laws, including the Coca-Cola FEMSA future tax planning opportunities, and tested the scheduling of the timing and amount of reversal of taxable temporary differences.

We also evaluated the related disclosures made in the consolidated financial statements.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ MANCERA, S.C.
We have served as the Company’s auditor since 2008
San Pedro Garza Garcia, Mexico
April 21, 2023

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Financial Position
As of December 31, 2022 and 2021.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2022 (1)	2022		2021
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$4,280	Ps.	83,439	Ps.	97,407
Investments	6	3	51		24,415
Trade receivables, net	7	2,335	45,527		33,898
Inventories	8	3,192	62,224		50,896
Recoverable taxes	25	993	19,361		18,091
Other current financial assets	9	583	11,369		2,480
Other current assets	9	230	4,478		3,531
Total current assets		11,616	226,449		230,718
NON CURRENT ASSETS
Equity method accounted investees	10	5,317	103,669		107,299
Property, plant and equipment, net	11	6,873	134,001		115,147
Right-of-use asset	12	4,307	83,966		56,994
Intangible assets, net	13	9,785	190,772		158,138
Deferred tax assets	25	1,379	26,890		20,733
Other non-current financial assets	14	1,221	23,810		41,071
Other non-current assets, net	14	475	9,258		7,400
Total non-current assets		29,357	572,366		506,782
TOTAL ASSETS		$40,973	Ps.	798,815	Ps.	737,500
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	19	$96	Ps.	1,862	Ps.	2,003
Current portion of non-current debt	19	845	16,479		2,637
Current portion of leases	12	620	12,095		7,306
Interest payable		106	2,075		1,968
Trade payable		4,021	78,400		66,203
Accounts payable		1,633	31,842		27,149
Taxes payable		856	16,694		16,260
Other current financial liabilities	26	896	17,475		13,197
Total current liabilities		9,073	176,922		136,723
NON-CURRENT LIABILITIES
Bank loans and notes payable	19	8,894	173,400		185,945
Long-term lease liabilities	12	4,166	81,222		55,049
Employee benefits	17	362	7,048		7,600
Deferred tax liabilities	25	350	6,823		6,042
Other non-current financial liabilities	26	339	6,618		2,364
Provisions and other non-current liabilities	26	461	8,981		8,660
Total non-current liabilities		14,572	284,092		265,660
TOTAL LIABILITIES		23,645	461,014		402,383
EQUITY
Controlling interest:
Capital stock		172	3,347		3,348
Additional paid-in capital		909	17,714		17,862
Retained earnings		12,884	251,192		238,306
Other comprehensive income		(494)	(9,649)		3,085
Total controlling interest		13,471	262,604		262,601
Non-controlling interest	22	3,857	75,197		72,516
TOTAL EQUITY		17,328	337,801		335,117
TOTAL LIABILITIES AND EQUITY		$40,973	Ps.	798,815	Ps.	737,500

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Income Statements
For the years ended December 31, 2022, 2021 and 2020.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	2022⁽¹⁾	2022		2021		2020
Net sales	28	$34,455	Ps.	671,725	Ps.	554,923	Ps.	490,425
Other operating revenues		76	1,477		1,338		2,541
Total revenues		34,531	673,202		556,261		492,966
Cost of goods sold		21,622	421,534		342,548		303,313
Gross profit		12,909	251,668		213,713		189,653
Administrative expenses		1,769	34,486		27,219		22,988
Selling expenses		8,070	157,340		134,079		123,405
Other income	20	56	1,088		5,887		3,343
Other expenses	20	147	2,870		3,727		12,381
Interest expense	19	837	16,314		16,938		17,516
Interest income		197	3,842		1,464		2,100
Foreign exchange loss (gain), net		191	3,729		(1,314)		(385)
Gain on monetary position, net		27	527		738		384
Market value loss (gain) on financial instruments		36	706		(38)		264
Income before income taxes and share in the profit of equity method accounted investees		2,139	41,680		41,191		19,311
Income taxes	25	738	14,395		14,278		14,819
Share in the profit (loss) of equity method accounted investees, net of tax	10	383	7,458		10,765		(736)
CONSOLIDATED NET INCOME		1,784	34,743		37,678		3,756
Controlling interest		1,228	23,909		28,495		(1,930)
Non-controlling interest		556	10,834		9,183		5,686
CONSOLIDATED NET INCOME		$1,784	Ps.	34,743	Ps.	37,678	Ps.	3,756
Controlling interest basic earnings (loss) per share
Per series “B” share	24	$0.06	Ps.	1.19	Ps.	1.42	Ps.	(0.10)
Per series “D” share	24	0.08	1.49		1.78		(0.12)
Controlling interest diluted earnings (loss) per share
Per series “B” share	24	0.06	1.19		1.42		(0.10)
Per series “D” share	24	0.08	1.49		1.78		(0.12)

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2022, 2021 and 2020.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2022⁽¹⁾	2022		2021		2020
CONSOLIDATED NET INCOME		$1,784	Ps.	34,743	Ps.	37,678	Ps.	3,756
Items that will be reclassified to consolidated net income in subsequent periods, net of tax:
Valuation of the effective portion of derivative financial instruments	21	(115)	(2,240)		2,541		1,654
Income on hedge of net investments in foreign operations	19	189	3,677		350		1,060
Exchange differences (loss) income on the translation of foreign operations and equity method accounted investees		(894)	(17,430)		(8,307)		489
Share of other comprehensive income (loss) of equity method accounted investees	10	122	2,369		2,925		(5,948)
Total items that will be reclassified		(698)	(13,624)		(2,491)		(2,745)
Items that will not to be reclassified to consolidated net income in subsequent periods, net of tax:
Gain (loss) due to changes in the fair value in equity financial instruments		(115)	(2,236)		5,165		(3,991)
Share of other comprehensive income (loss) of equity method accounted investees		14	267		590		(111)
Gain (loss) on remeasurements of the net defined benefit liability		34	661		296		(474)
Total items that will not be reclassified		(67)	(1,308)		6,051		(4,576)
Other items of comprehensive income (loss), net of tax		(765)	(14,932)		3,560		(7,321)
Consolidated comprehensive income (loss), net of tax		$1,019	Ps.	19,811	Ps.	41,238	Ps.	(3,565)
Controlling interest comprehensive income (loss)		576	11,175		32,423		(3,458)
Non-controlling interest comprehensive income (loss)		443	8,636		8,815		(107)
Consolidated comprehensive income (loss), net of tax		$1,019	Ps.	19,811	Ps.	41,238	Ps.	(3,565)

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Changes in Equity
For the years ended December 31, 2022, 2021 and 2020.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Fair value in equity financial instrument		Valuation of the effective portion of derivative financial instrument		Exchange differences on the translation of foreign operations and equity accounted investees		Remeasurements of the net defined benefit liability		Total controlling interest		Non-controlling interest		Total equity
Balances as of January 1, 2020		Ps.	3,348	Ps.	18,162	Ps.	229,794	Ps.	(491)	Ps.	1,361	Ps.	2,589	Ps.	(2,774)	Ps.	251,989	Ps.	73,762	Ps.	325,751
Consolidated net income			—		—		(1,930)		—		—		—		—		(1,930)		5,686		3,756
Other comprehensive income (loss), net			—		—		—		(3,991)		1,306		1,673		(416)		(1,428)		(5,681)		(7,109)
Sale of Joint Venture			—		—		—		—		—		(100)		—		(100)		(112)		(212)
Total other comprehensive income (loss)			—		—		(1,930)		(3,991)		1,306		1,573		(416)		(3,458)		(107)		(3,565)
Dividends declared and paid	22,23		—		—		(10,360)		—		—		—		—		(10,360)		(5,524)		(15,884)
Issuance of share-based compensation plans	18		—		(275)		—		—		—		—		—		(275)		(64)		(339)
Acquisition of Envoy	4		—		(79)		—		—		—		—		—		(79)		1,377		1,298
Other movements in equity method accounted investees, net of tax	10		—		—		(74)		—		—		—		—		(74)		—		(74)
Balances as of December 31, 2020		Ps.	3,348	Ps.	17,808	Ps.	217,430	Ps.	(4,482)	Ps.	2,667	Ps.	4,162	Ps.	(3,190)	Ps.	237,743	Ps.	69,444	Ps.	307,187

Balances as of January 1, 2021		Ps.	3,348	Ps.	17,808	Ps.	217,430	Ps.	(4,482)	Ps.	2,667	Ps.	4,162	Ps.	(3,190)	Ps.	237,743	Ps.	69,444	Ps.	307,187
Consolidated net income			—		—		28,495		—		—		—		—		28,495		9,183		37,678
Other comprehensive income (loss), net			—		—		—		5,165		1,563		(3,722)		922		3,928		(368)		3,560
Total other comprehensive income (loss)			—		—		28,495		5,165		1,563		(3,722)		922		32,423		8,815		41,238
Dividends declared and paid			—		—		(7,687)		—		—		—		—		(7,687)		(5,729)		(13,416)
Issuance of share-based compensation plans			—		54		—		—		—		—		—		54		(14)		40
Other movements in equity method accounted investees, net of tax			—		—		68		—		—		—		—		68		—		68
Balances as of December 31, 2021		Ps.	3,348	Ps.	17,862	Ps.	238,306	Ps.	683	Ps.	4,230	Ps.	440	Ps.	(2,268)	Ps.	262,601	Ps.	72,516	Ps.	335,117

Balances as of January 1, 2022		Ps.	3,348	Ps.	17,862	Ps.	238,306	Ps.	683	Ps.	4,230	Ps.	440	Ps.	(2,268)	Ps.	262,601	Ps.	72,516	Ps.	335,117
Consolidated net income			—		—		23,909		—		—		—		—		23,909		10,834		34,743
Other comprehensive income (loss), net			—		—		—		(2,236)		(1,709)		(9,545)		756		(12,734)		(2,198)		(14,932)
Total other comprehensive income (loss)			—		—		23,909		(2,236)		(1,709)		(9,545)		756		11,175		8,636		19,811
Dividends declared and paid	22,23		—		—		(11,358)		—		—		—		—		(11,358)		(6,176)		(17,534)
Issuance of share-based compensation plans	18		(1)		147		—		—		—		—		—		146		(57)		89
Other acquisition of non-controlling interest			—		(295)		—		—		—		—		—		(295)		(74)		(369)
Contribution from non-controlling interest			—		—		—		—		—		—		—		—		352		352
Other movements in equity method accounted investees, net of tax	10		—		—		335		—		—		—		—		335		—		335
Balances as of December 31, 2022		Ps.	3,347	Ps.	17,714	Ps.	251,192	Ps.	(1,553)	Ps.	2,521	Ps.	(9,105)	Ps.	(1,512)	Ps.	262,604	Ps.	75,197	Ps.	337,801

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2022⁽¹⁾	2022		2021		2020
OPERATING ACTIVITIES
Income before income taxes and Share in the profit (loss) of equity method accounted investees	$2,520	Ps.	49,138	Ps.	51,956	Ps.	18,575
Non-cash items adjustments:
Operating (income)	158	3,075		(1,884)		(1,544)
Depreciation	1,428	27,831		25,293		25,006
Amortization	138	2,696		2,694		3,043
Gain on sale of long-lived assets	(16)	(308)		(1,176)		(130)
Disposal of long-lived assets	21	416		579		1,290
Impairment of long-lived assets	43	833		1,427		5,102
Share of the profit of equity method accounted investees, net of taxes	(383)	(7,458)		(10,765)		736
Interest income	(197)	(3,842)		(1,464)		(2,100)
Interest expense	837	16,314		16,938		17,516
Foreign exchange loss (gain), net	191	3,729		(1,314)		(385)
Monetary position gain, net	(27)	(527)		(738)		(384)
Market value loss (gain) on financial instruments	36	706		(38)		264
Net cash flows from operating activities before changes in operating accounts	4,749	92,603		81,508		66,989
Trade accounts receivable and other current assets	(399)	(7,777)		(6,050)		2,551
Other current financial assets	(23)	(457)		(743)		31
Inventories	(396)	(7,726)		(7,835)		(247)
Derivative financial instruments	—	5		(69)		124
Trade accounts payable and other accounts	684	13,339		19,931		(1,847)
Other non-current liabilities	10	200		3		901
Other current financial liabilities	114	2,215		732		1,015
Employee benefits paid	(37)	(730)		(771)		(981)
Net cash generated from operations	4,702	91,672		86,706		68,536
Income taxes paid	(979)	(19,096)		(13,616)		(15,363)
Net cash generated by operating activities	3,723	72,576		73,090		53,173

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	2022⁽¹⁾	2022		2021		2020
INVESTING ACTIVITIES
Acquisition of Coca-Cola FEMSA, net of cash (see Note 4)	(121)	(2,356)		—		—
Acquisition of Proximity Division - Americas, net of cash (see Note 4)	(65)	(1,263)		—		—
Acquisition of Valora, net of cash acquired (see Note 4)	(1,052)	(20,504)		—		—
Acquisition of Envoy and other businesses, net of cash acquired (see Note 4)	(825)	(16,076)		(9,612)		(23,284)
Other acquisitions, net of cash acquired	(3)	(59)		—		(137)
Equity method accounted investees	(28)	(542)		(662)		(2,095)
Other equity investments	82	1,593		—		(5,644)
Disposal of investments	—	—		(23,504)		—
Proceeds from investments	1,120	21,830		—		14,149
Interest received	190	3,712		1,715		2,106
Derivative financial instruments	(29)	(560)		213		(191)
Dividends received from equity method accounted investees	133	2,602		5,039		4,180
Property, plant and equipment acquisitions	(1,549)	(30,209)		(18,294)		(18,660)
Proceeds from disposal of property, plant and equipment	24	472		1,478		461
Acquisition of intangible assets	(114)	(2,231)		(2,005)		(1,482)
Proceeds from long-lived assets	—	—		976		—
Investment in other assets	(78)	(1,516)		(997)		(1,082)
Collections of other assets	9	181		213		526
Investment in other financial assets	(77)	(1,506)		(735)		(214)
Net cash (used in) investing activities	(2,383)	(46,432)		(46,175)		(31,367)
FINANCING ACTIVITIES
Proceeds from borrowings	830	16,185		39,888		129,371
Payments of bank loans	(507)	(9,882)		(38,747)		(63,278)
Interest paid	(429)	(8,358)		(9,469)		(9,615)
Derivative financial instruments	5	103		(3,245)		1,078
Dividends paid	(898)	(17,506)		(13,399)		(15,868)
Contributions from non-controlling interest	19	362		—		—
Acquisition of non-controlling interest	(14)	(266)		—		(11,692)
Interest paid derived from leases	(293)	(5,711)		(5,038)		(4,568)
Payments of leases	(482)	(9,397)		(7,287)		(5,242)
Other financing activities	(73)	(1,428)		308		(611)
Net cash (used in) generated by financing activities	(1,842)	(35,898)		(36,989)		19,575
(Decrease) increase in cash and cash equivalents	(502)	(9,754)		(10,074)		41,381
Cash and cash equivalents at the beginning of the period	4,996	97,407		107,624		65,562
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies	(214)	(4,214)		(143)		681
Cash and cash equivalents at the end of the period	$4,280	Ps.	83,439	Ps.	97,407	Ps.	107,624

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flows.

Note 1. Company Business
Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“FEMSA,” the Company or the Group), incorporated in 1936, is a public company established as a Sociedad anónima bursátil de capital variable under the Mexican laws leading subsidiaries that are direct and indirect sub-holding companies in businesses in which the Company operates in the beverage industry through Coca-Cola FEMSA; retail industry through Proximity, Fuel and Health Divisions; transport logistic services industry through Logistics and Distribution and participate in beer industry through the Heineken investment.
The following is a description of the Company’s businesses, along with its interest ownership in each reportable segment:

	% Ownership
Business	2022	2021	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.2% (56.0% of the voting shares) (1)	47.2% (56.0% of the voting shares) (1)
Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Uruguay. As of December 31, 2022, The Coca-Cola Company (“TCCC”) indirectly owns 27.8% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 25% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and the New York Stock Exchange, Inc. (“NYSE”) in the form of American Depositary Shares (“ADS”).

Proximity Division - Americas (3)	100%	100%	Small-box retail chain format operations in Mexico, Colombia, Peru, Chile and Brazil, mainly under the trade name “OXXO.”
Proximity Division - Europe (3) (4)	98.15%	—	Small-box retail and foodvenience chain operated by Valora through its portfolio of brands (k kiosk, Brezelkönig, BackWerk, Ditsch, Press & Books, avec, Caffè Spettacolo and ok.–) located in Switzerland, Germany, Austria, Luxembourg and the Netherlands; as well as one of the world’s leading producers of pretzels under the trademark "Ditsch".
Fuel Division	100%	100%	Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO Gas” with operations in Mexico.
Health Division	100%	100%	Drugstores operations in Chile, Colombia and Ecuador, mainly under the trademark “Cruz Verde”, “Fybeca” and “Sana Sana”; and in Mexico under various brands such as “YZA”,” La Moderna” and “Farmacon.”
Logistics and Distribution	Various (2)	Various (2)	Transport logistics services, specialized distribution and maintenance to subsidiary companies and third parties; with operations mainly in Mexico, the United States, Brazil, Colombia, among other countries in Latin America.
Heineken investment	14.8%	14.8%	Heineken N.V. and Heineken Holding N.V. shares, which represent an aggregate of 14.8% economic interest in both entities (“Heineken Group”). See note 30.
Other businesses	100%	100%	Production and distribution companies of collers, commercial refrigeration equipment, plastic boxes, food processing, preservation and weighing equipment.

(1)The Company controls Coca-Cola FEMSA’s relevant activities.
(2)On May 15, 2020, the Company completed the acquisition of the specialized distribution business of cleaning products and consumables in the United States, through the controlling interest of NW Synergy, which includes WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”). Additionally, on December 31, 2020, the Company completed the acquisition of Southeastern Paper Group (“SEPG”). During 2022 and 2021 the Company acquired other companies increasing its specialized distribution footprint in the United States. See Note 4.
(3)Starting 2022, the Company opted to report voluntarily a new reportable segment named “Proximity Division - Europe”, which includes Valora's sales through its portfolio of brands. Additionally, the segment previously called "Proximity Division" was renamed to "Proximity Division - Americas"
(4)As described in note 4, as of October 7, 2022, the Company acquired 96.87% of ownership in Valora Holding AG. Through that date and until December 31, 2022, the Company continued acquiring ownership of Valora, having 98.15% at the end of the year.

Note 2. Basis of Preparation
2.1 Statement of compliance
The consolidated financial statements of the Company as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Company’s consolidated financial statements and notes were authorized for issuance to the Mexican Stock Exchange by the Company’s Board of Directors on February 23, 2023. These consolidated financial statements and notes were then approved by the Company’s Chief Executive Officer Daniel Rodríguez Cofré and the Chief Financial Officer Eugenio Garza y Garza on March 8, 2023, and for issuance by the Company’s Board of Directors on March 9, 2023, and by the Shareholders meeting on March 31,2023. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Corporate Financial Officer on April 21, 2023 and subsequent events have been considered through that date (see Note 30).
2.2 Basis of measurement and presentation
2.2.1 COVID-19

COVID-19, an infectious disease caused by a virus discovered at the end of 2019, was declared a world-wide pandemic by the WHO on March 11, 2020. The measures to slow the spread of COVID‑19 had a significant impact on the global economy.

The COVID-19 pandemic had also caused significant volatility in the financial markets during 2020, undermining investors’ confidence in the growth of countries and businesses. Major stock markets had halted operations on several occasions as persistent market turmoil intensifies and new information became available. In 2021 and 2020, currencies in many of the countries where we operate, including the Mexican peso, had suffered a significant depreciation against the U.S. dollar as compared to 2019, which increased the cost of some of our raw materials, and therefore negatively affected our financial results during that period. The COVID-19 pandemic had also increased the interest rates for short-term loans.

In 2020, governments implemented several preventive measures such as social distancing and the temporary closure of certain points of sale considered as non-essential. As such measures were relaxed in 2021, most businesses were able to reopen and this allowed us to recover the accounts receivable. Given that the impact in this item was not material, the Company did not implement any relevant change to the Company's models to estimate the receivables’ provisions.

Regarding the above, the following were considerations that supported the Company's going concern basis of accounting:
•Consideration of the Company's business model and related risks.
•Whether the entity has sufficient cash and/or headroom in its credit facilities to support any downturn whilst noting that the evolving nature of the COVID-19 pandemic means that uncertainties will remain, and it may not be able to reasonably estimate the future impact.
•Actions the entity has taken to mitigate the risk that the going concern assumption is not appropriate such as activities to preserve liquidity.
•Any challenges of the underlying data and assumptions used to make the going concern assessment.
2.2.2 General considerations

The consolidated financial statements have been prepared on historical cost basis, except for the following:
•Derivative financial instruments.
•Trust assets of post-employment and other long-term employee benefit plans.
•Investments in equity instruments and some financial liabilities.
The carrying values of assets and liabilities designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

The financial statements of subsidiaries whose functional currency is the currency of a hyperinflationary economy are restated in terms of the measuring unit at the end of the reporting period.
2.2.3 Presentation of the consolidated income statement
The Company’s consolidated income statement classifies its costs and expenses by function according to the industry practices in which the Company operates.
2.2.4 Presentation of consolidated statements of cash flows
The Company’s consolidated statement of cash flows is presented using the indirect method.
2.2.5 Convenience translation to U.S. dollars ($)
The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of December 31, 2022, the consolidated income statement, the consolidated statement of comprehensive income (loss) and consolidated statement of cash flows for the year ended December 31, 2022 were converted into U.S. dollars at the closing exchange rate of Ps. 19.4960 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of December 31, 2022. This arithmetic conversion should not be construed as a representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.
As explained in Note 2.1 above, as of April 14, 2023 the exchange rate was Ps. 18.0490 per U.S. dollar, an appreciation of 7.4% since December 31, 2022.
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
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if it affects only such period or in the current and subsequent periods if the revision affects both.
Judgments and estimations
In the process of applying the Company’s accounting policies, management has made the following judgments, which have the most significant effects on the consolidated financial statements.
2.3.1 Key sources of estimation uncertainty
The following are the assumptions and other sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the subsequent financial period. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes would be included in the assumptions when they occur.
2.3.1.1 Impairment of indefinite-lived intangible assets, goodwill and depreciable long-lived assets
Intangible assets with indefinite lives including goodwill are subject to impairment tests annually or whenever indicators of impairment are present. An impairment exists when the carrying value of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculations are based on available data from binding sales agreements in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. To determine whether such assets are impaired, the Company calculates an estimation of the value-in-use of the CGU to which such assets have been allocated. Impairment losses are recognized in current earnings for the excess of the carrying amount of the asset or CGU over its recoverable amount.
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
The Company's forecasts assume defensive profile and a recovery in the economic activity in the countries where we operate starting in 2021 and therefore, an improvement in sales volume. The worst effects of the pandemic were in 2020, with a recovery in the results and management believes its industry will continue growing in the near term. Likewise, management will continue with the analyses of utilization levels of its assets, the recoverability of the accounts receivable, profitability of the business, etc. to identify any indications of impairment.
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
2.3.1.6 Valuation of financial instruments
The Company measures all financial instruments at fair value.

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
In the initial recognition of an equity instrument that is not held for trading, under the “other” business model, the Company may irrevocably choose to present changes in the fair value of the investment in Other Comprehensive Income (OCI). This choice has to be made for each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as other income in results unless the dividend represents a recovery of part of the cost of the investment. Other net gains and losses, related to changes in fair value, are recognized in OCI and are considered items that will not be reclassified to consolidated net income in subsequent periods.
2.3.1.7 Business combinations
Businesses combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities assumed by, the Company from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree, and the equity interests issued by the Company in exchange for control of the acquiree.
At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized and measured at their fair value, except that:
•Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes and IAS 19, Employee Benefits, respectively;
•Liabilities or equity instruments related to share-based compensation arrangements of the acquiree or share-based compensation arrangements of the Company entered into to replace share-based compensation arrangements of the acquiree are measured in accordance with IFRS 2, Share-based Payment at the acquisition date, see Note 3.27;
•Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with that standard; and
•Indemnifiable assets are recognized at the acquisition date on the same basis as the indemnified liability subject to any contractual limitations.
For each acquisition, management’s judgment must be exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGU's cash flows, in the computation of weighted average cost of capital (“WACC”) and estimation of inflation during the identification of intangible assets with indefinite lives including goodwill and distribution and trademark rights, and estimation of useful life of acquired intangible assets with definite lives, mainly, customer relationships.
2.3.1.8 Equity method accounted investees
If the Company holds, directly or indirectly, 20 percent or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20 percent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 percent-owned corporate investee requires a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances which may indicate that the Company is in a position to exercise significant influence over a less than 20 percent-owned corporate investee:
•Representation on the board of directors or equivalent governing body of the investee;
•Participation in policy-making processes, including participation in decisions about dividends or other distributions;
•Material transactions between the Company and the investee;
•Interchange of managerial personnel; or

•Provision of essential technical information.
Management also considers the existence and effect of potential voting rights that are currently exercisable or convertible when assessing whether the Company has significant influence.
In addition, the Company evaluates certain indicators that provide evidence of significant influence, such as:
•Whether the extent of the Company’s ownership is significant relative to other shareholders (i.e. a lack of concentration of other shareholders);
•Whether the Company’s significant shareholders or officers hold an additional investment in the investee; and
•Whether the Company is a part of an investee’s board of director committees, such as the executive committee or the finance committee.
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
a)Whether all the parties or a group of the parties, control the arrangement, considering the definition of joint control, as described in Note 3.14; and
b)Whether decisions about the relevant activities require the unanimous consent of all the parties, or a group of the parties.
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
Information on assumptions and estimates that have a significant risk of resulting in an adjustment to the carrying value of right-of-use assets and lease liabilities, and the related statement of income accounts, include the following:
•If the Company is reasonably certain to exercise an option to extend a lease agreement or not exercise an option to terminate a lease agreement before its termination date, considering all the facts and circumstances that create an economic incentive for the Company to exercise, or not, such options, taking into account whether the lease option is enforceable and when the Company has the unilateral right to apply the option in question.
•Determination of the non-cancellable period for evergreen contracts and lifelong leases, considering whether the Company is reasonably certain to terminate the lease and/or estimating a reasonable period for the use of the asset, based on significant leasehold improvements made on the leased properties that provide reasonable certainty to the Company about the remaining period to obtain the benefits of such improvements on leased properties.
The Company estimates the Incremental Borrowing Rate (IBR) using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).
2.4 Application of recently issued accounting standards
The Company has applied the following amendments to IFRS during 2022. None of the amendments had a significant impact on the company’s financial statements:

2.4.1 Reference to the Conceptual Framework – Amendments to IFRS 3
In May 2020, the IASB issued amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements.
The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21, Levies, if incurred separately.
At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.
2.4.2 Property, Plant and Equipment: Proceeds before Intended Use – Amendments to IAS 16
In May 2020, the IASB issued amendments to IAS 16, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity will recognize the proceeds from selling such items, and the costs of producing those items, in profit or loss. The company concluded this amendment did not have a material impact on 2022 consolidated financial statements.
2.4.3 Onerous Contracts – Costs of Fulfilling a Contract – Amendments to IAS 37
In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach.” The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and administrative costs that do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The company concluded this amendment did not have a material impact on 2022 consolidated financial statements.
2.4.4 I - Subsidiary as a first-time adopter - amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards
As part of its 2018-2020 annual improvements to IFRS standards process, the IASB issued an amendment to IFRS 1. The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by the parent, based on the parent’s date of transition to IFRS. This amendment will also be applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.
2.4.5 Fees in the ’10 per-cent’ test for derecognition of financial liabilities – amendments to IFRS 9 Financial Instruments
As part of its 2018-2020 annual improvements to IFRS standards process the IASB issued amendments to IFRS 9 Financial Instruments. The amendments clarify the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These fees include only those paid or received between the borrower and the lender, including fees paid or received by either the borrower or lender on the other’s behalf. An entity applies the amendments to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendments.

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
Specifically, the Company controls an investee if and only if the Company has:
•Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);
•Exposure, or rights, to variable returns from its involvement with the investee; and
•The ability to use its power over the investee to affect its returns.
When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:
•The contractual arrangements with the other vote holders of the investee;
•Rights arising from other contractual arrangements; and
•The Company’s voting rights and potential voting rights.
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
A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it:
•Derecognizes the assets (including goodwill) and liabilities of the subsidiary.
•Derecognizes the carrying amount of any non-controlling interests.
•Derecognizes the cumulative translation differences recorded in equity.
•Recognizes the fair value of the consideration received.
•Recognizes the fair value of any investment retained.
•Recognizes any surplus or deficit in profit or loss.
•Reclassifies the parent’s share of components previously recognized in OCI to profit or loss or retained earnings, as appropriate, as would be required if the Company had directly disposed of the related assets or liabilities.
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
The Company sometimes obtains control of an acquiree without transferring consideration. The acquisition method of accounting for a business combination applies to those combinations that may take the following forms:
(a)The acquiree repurchases a sufficient number of its shares for the Company to obtain control.
(b)Minority veto rights lapse that previously kept the Company from controlling an acquiree in which it held the majority voting rights.
(c)The Company and the acquiree agree to combine their businesses by contract alone in which it transfers no consideration in exchange for control and no equity interest is held in the acquiree, either on the acquisition date or previously.
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
Exchange differences on monetary items are recognized in the consolidated net income in the period in which they arise except for:

•The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation which are included in other comprehensive income, which is recorded in equity as part of cumulative translation adjustment within the accumulated other comprehensive income;
•Intercompany financing balances with foreign subsidiaries are classified as long-term investments when there is no plan to pay such financing in the foreseeable future. Exchange rate fluctuation regarding this financing is recorded in the exchange differences on translation of foreign operations within the accumulated other comprehensive income (loss) item, which is recorded in equity; and
•Exchange differences on transactions entered into to hedge certain foreign currency risks.
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
For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associate or joint venture’s individual financial statements are translated into Mexican pesos, as follows:
•For entities operating in hyperinflationary economic environments, the inflation effects of the origin country are recognized under IAS 29 Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statement and comprehensive income; and
•For entities operating in non-hyperinflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the income statement and comprehensive income are translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month if the exchange rate does not fluctuate significantly.
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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
	Functional /	Average Exchange Rate for			Exchange Rate as of
	Recording				December 31,	December 31,
Country or Zone	Currency	2022	2021	2020	2022	2021
Guatemala	Quetzal	2.60	2.62	2.78	2.47	2.67
Costa Rica	Colon	0.03	0.03	0.04	0.03	0.03
Panama	U.S. dollar	20.13	20.28	21.49	19.36	20.58
Colombia	Colombian peso	0.01	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.56	0.58	0.63	0.53	0.58
Argentina	Argentine peso	0.15	0.21	0.31	0.11	0.20
Brazil	Reais	3.90	3.76	4.18	3.71	3.69
Chile	Chilean peso	0.02	0.03	0.03	0.02	0.02
Euro Zone	Euro (€)	21.17	24.00	24.48	20.65	23.25
Peru	Nuevo Sol	5.24	5.22	6.15	5.07	5.15
Ecuador	U.S. dollar	20.13	20.28	21.49	19.36	20.58
United States	U.S. dollar	20.13	20.28	21.49	19.36	20.58
Uruguay	Uruguayan peso	0.49	0.47	0.51	0.48	0.46

(1)Exchange rates published by the Central Bank of each country where the Company operates.

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
•Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net including related costs and expenses when such assets are consumed or depreciated;
•Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the subsidiary on the dates such capital was contributed, or income was generated up to the date the consolidated financial statements are presented; and
•Including the monetary position gain or loss in the consolidated net income.
The Company restates the financial information of subsidiaries that operate in a hyperinflationary economic environment using the consumer price index (“CPI”) of each country.

As of December 31, 2022, 2021, and 2020, the operations of the Company are classified as follows:

			Cumulative Inflation -
Country	Cumulative Inflation -	Type of Economy		Type of Economy	Cumulative Inflation -	Type of Economy
Mexico	15.7%	Non-hyperinflationary	13.9%	Non-hyperinflationary	11.2%	Non-hyperinflationary
Guatemala	12.6%	Non-hyperinflationary	11.7%	Non-hyperinflationary	10.9%	Non-hyperinflationary
Costa Rica	11.4%	Non-hyperinflationary	5.8%	Non-hyperinflationary	4.5%	Non-hyperinflationary
Panama	4.7%	Non-hyperinflationary	0.9%	Non-hyperinflationary	(1.5)%	Non-hyperinflationary
Colombia	19.5%	Non-hyperinflationary	11.4%	Non-hyperinflationary	8.8%	Non-hyperinflationary
Nicaragua	19.6%	Non-hyperinflationary	17.1%	Non-hyperinflationary	13.5%	Non-hyperinflationary
Argentina (a)	194.0%	Hyperinflationary	216.1%	Hyperinflationary	209.2%	Hyperinflationary
Brazil	16.4%	Non-hyperinflationary	20.0%	Non-hyperinflationary	13.1%	Non-hyperinflationary
Euro Zone	14.6%	Non-hyperinflationary	5.8%	Non-hyperinflationary	2.4%	Non-hyperinflationary
Chile	20.9%	Non-hyperinflationary	13.7%	Non-hyperinflationary	8.8%	Non-hyperinflationary
Peru	15.4%	Non-hyperinflationary	10.6%	Non-hyperinflationary	6.2%	Non-hyperinflationary
Ecuador	5.8%	Non-hyperinflationary	22.8%	Non-hyperinflationary	(0.7)%	Non-hyperinflationary
United States	13.8%	Non-hyperinflationary	11.0%	Non-hyperinflationary	3.7%	Non-hyperinflationary
Uruguay	16.9%	Non-hyperinflationary	28.5%	Non-hyperinflationary	28.5%	Non-hyperinflationary

a)    Argentina
Beginning on July 1, 2018, Argentina became a hyperinflationary economy because, among some other economic factors, the last three years’ cumulative inflation in Argentina exceeded 100% according to the several economic indexes that exist in the country. The financial information for the Company’s Argentine subsidiary has been adjusted to recognize the inflationary effects since January 1, 2018 through:

•Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net, including related costs and expenses when such assets are consumed or depreciated.
•Recognizing the monetary position gain or loss in the consolidated net income.
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
3.7 Financial assets
Financial assets are classified within the following business models depending on management’s objective: (i) “held to maturity to recover cash flows,” (ii) “held to maturity and to sell financial assets” and (iii) “others or held for trading,” including derivatives assigned in hedging instruments with an effective hedge, as appropriate. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.
The Company performs a portfolio–level assessment of the business model in which a financial asset is managed to accomplish the Company’s risk management purposes. The information that is considered within the evaluation includes:
•The policies and objectives of the Company about the portfolio and the practical implementation of policies;
•Performance and evaluation of the Company’s portfolio including accounts receivable;
•Risks that affect the performance of the business model and how those risks are managed;
•Any compensation related to the performance of the portfolio; and
•Frequency, volume and timing of sales of financial assets in previous periods together with the reasons for said sales and expectations regarding future sales activities.
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
•It’s managed within a business model whose objective is to maintain financial assets to recover the contractual cash flows; and
•The contractual terms are only payments at specified dates of the principal and interest on the amount of the outstanding principal, or solely payments of principal and interest (“SPPI”).
The amortized cost of a financial asset is the amount of the initial recognition less the principal payments, plus or minus the accumulated amortization using the effective interest rate method of any difference between the initial amount and the amount as of the maturity and, for financial assets, adjusted for loss of impairment. The financial product, exchange fluctuation and impairment are recognized in results. Any profit or loss is also recognized in the same way in results.

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
•It’s managed within a business model whose objective is achieved through the collection of contractual cash flows and the sale of financial assets; and
•The contractual terms are solely principal and interest payments.
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
•Contingent events that would change the amount or timing of cash flows;
•Terms that can adjust the contractual coupon rate, including variable interest rate characteristics;
•Payment and extension features; and
•Characteristics that limit the Company's right to obtain cash flows from certain assets.
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

3.7.6 Impairment of financial assets
The Company recognizes impairment due to expected credit loss (“ECL”) in:
•Financial assets measured at amortized cost;
•Debt investments measured at FVOCI; and
•Other contractual assets.
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
The Company measures impairment losses at an amount equal to ECL for the remaining life, except for the following:
•Debt instruments classified as low credit risk; and
•Other debt instruments in which the credit risk (non-recoverability risk over the financial instrument expected life) has not increased significantly since the initial recognition.
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
The Company evaluates if there was evidence of impairment on a regular basis or when an impairment indicator exists. Some observable data that financial assets were impaired includes:
•Significant financial difficulty of the issuer or the borrower;
•A breach of contracts, such as default or past due event;
•Granting concessions due to the borrower’s financial difficulties which the Company would not consider in other circumstances;
•Indicators that the borrower will enter bankruptcy or other financial reorganization;
•The disappearance of an active market for a financial instrument because of financial difficulties; or
•Information indicating that there was a measurable decrease in the expected cash flows of a group of financial assets.
For an equity instrument, evidence of impairment includes a significant decrease in its fair value lower than its carrying value.
The impairment loss on financial assets measured at amortized cost reduces the book value and for financial assets measured at FVOCI, the impairment loss is recognized as loss within OCI.
3.7.7 Derecognition
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:
•The rights to receive cash flows from the financial asset have expired; or

•The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement, and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
3.7.8 Offsetting of financial instruments
Financial assets are required to be offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only if the Company:
•Currently has an enforceable legal right to offset the recognized amounts; and
•Intends to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
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
The Company values and records all derivative financial instruments and hedging activities, in the consolidated statement of financial position as either an asset or liability measured at FVTPL or FVOCI, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data. Changes in the fair value of derivative financial instruments are recorded each period in current earnings or otherwise as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.
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
When forward contracts are used to hedge forecasted transactions, the Company generally designates only the change in fair value of the forward contract related to the spot component as the hedging instrument. Gains or losses related to the effective portion of the change in the spot component of forward contracts are recognized in the cash now hedge reserve under OCI. The change in the forward element of the contract that refers to the hedged item “aligned forward element” is recognized in other comprehensive income in the costs of the hedge reserve in capital stock. In some cases, the Company can designate the total change in the fair value of the forward contract     including forward points as a hedging instrument. In those cases, gains or losses related to the effective portion of the change in the fair value of the overall forward contract are recognized in the cash now hedge reserve under OCI.

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

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated net income in the periods when the hedged item is recognized in consolidated net income, in the same line of the consolidated income statement as the recognized hedged item. However, when the hedged forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognized in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability.
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
For fair value hedges relating to items carried at amortized cost, the change in the fair value of the effective portion of the hedge is recognized first as an adjustment to the carrying value of the hedged item and then is amortized through profit or loss over the remaining term of the hedge using the EIR method. EIR amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged. If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.
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
Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences in the translation of foreign operations and associates caption, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on the disposal within the consolidated income statement.
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
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place in either:
•the principal market for the asset or liability; or
•in the absence of a principal market, in the most advantageous market for the asset or liability.
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
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
•Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
•Level 2 — Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
•Level 3 — Unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
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
Inventories represent the acquisition or production cost that is incurred when purchasing or producing a product and are based on the weighted average cost formula. The operating segments of the Company use inventory costing methodologies to value their inventories, such as the weighted average cost method in Coca-Cola FEMSA, Proximity Division - Europe, Health Division, and Logistic and Distribution; retail method (a method to estimate the average cost) in Proximity Division - Americas, except for the distribution centers which are valued with the average cost method; and acquisition method in Fuel Division.
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
Interest income is recognized by applying the effective interest rate except for current receivables. For the years ended December 31, 2022, 2021 and 2020 there was no interest income on loans and receivables.

3.13 Other current assets
Other current assets, which will be realized within less than one year from the reporting date, are comprised of prepaid assets and product promotion agreements with customers.
Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance costs, and are recognized as other current assets at the time of the cash disbursement. Prepaid assets are recorded in the appropriate caption in the income statement when control has been transferred to the Company or services have been received.
The Company has prepaid advertising costs which consist of television and radio advertising airtime in advance. These expenses are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in the consolidated income statement as incurred.
Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract, with amortization presented as a reduction of net sales. During the years ended December 31, 2022, 2021 and 2020, such amortization aggregated to Ps. 295 Ps. 219 and Ps. 213, respectively.
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
After the application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on its investment in its associate. Goodwill that forms part of the carrying amount of the net investment in an associate or a joint venture is not separately recognized and therefore is not tested for impairment separately. Instead, the entire carrying amount of the investment is tested for impairment in accordance with IAS 36 as a single asset, by comparing its recoverable amount. The Company determines at each reporting date whether there is any objective evidence that the investment in the associates is impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in the share of the profit or loss of associates and joint ventures accounted for using the equity method in the consolidated income statements.
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
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. For the years ended December 31, 2022, 2021 and 2020 the Company does not have an interest in joint operations.
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
The Company reclassifies the proportion of the interest disposed of a joint venture investment based on the overall reduction in the investment. During the years ended December 31, 2022, 2021, and 2020 the Company did not have any significant disposals or partial disposals of joint arrangements.
Upon loss of joint control over a joint venture, the Company measures and recognizes any retained investment at its fair value.
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
During 2022, Coca-Cola FEMSA reviewed the useful lives of its property, plant and equipment, and determined changes in its estimated useful lives of these assets. The financial impact of this change for 2022 is immaterial. Changes in these estimations were applied prospectively.

The estimated useful lives of the Company’s assets are as follows:

Years
Buildings	25-50
Machinery and equipment	6-15
Distribution equipment	4-10
Refrigeration equipment	6-7
Returnable bottles	1.5-3
Leasehold improvements	The shorter of the lease term or 21 years
Information technology equipment	3-5
Other equipment	3-15

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
•Non-returnable bottles are expensed in the consolidated income statement at the time of the sale of the product.
•Returnable bottles are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost and for countries with hyperinflationary economies, restated according to IAS 29, Depreciation of returnable bottles is computed using the straight-line method over their estimated useful lives of the bottles.
There are two types of returnable bottles:
•Those that are in Coca-Cola FEMSA’s control within its facilities, plants and distribution centers; and
•Those that have been placed in the hands of customers, and still belong to Coca-Cola FEMSA.
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
3.16 Leases
Under IFRS 16, the Company assesses at its inception whether a contract is, or contains, a lease when the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. The Company assesses whether a contract is a lease arrangement, when:
•The contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all the capacity of a physically distinct asset. If the lessor has substantive substitution rights, then the asset is not identified;

•The Company has the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and
•The Company has the right to direct the use of the asset when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. When the use of the asset is predetermined, the Company has the right to direct the use of the asset if either: i) it has the right to operate the asset; or ii) it designed the asset in a way that predetermines how and for what purpose it will be used.
The Company enters into leases mainly for land and buildings for its retail stores and other buildings for its offices. In general, lease agreements for retail stores last 15 years, and office space agreements generally have terms between three and five years.
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
The lease liability is initially measured at the present value of the lease payments to be made over the lease term. The future lease payments are discounted using the Company’s incremental borrowing rate, which is considered as the rate that the Company would negotiate when obtaining financing for a similar period, and with a similar guarantee, to obtain an asset of a similar value to the leased asset. For the Company, the discount rate used to measure the right of use asset and its lease liability is the rate related to the cost of financing for the Company from the consolidated perspective (“Ultimate Parent Company”).
Lease payments included in the measurement of the lease liability, comprise the following:
•Fixed payments, including in-substance fixed payments, less any incentives receivable;
•Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•The exercise price under a purchase option that the Company is reasonably certain to exercise, an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early; and
•Amounts expected to be payable to the lessor under residual value guarantees.
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
Subsequent measurement
The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is periodically adjusted for impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is measured at amortized cost using the effective interest rate method. The Company remeasures the lease liability when there is a modification in the lease term or amounts of expected payments under a residual value guarantee and when it arises from a change in an index or rate, without modifying the incremental borrowing rate (unless it results from a change in a floating rate). The lease liability is remeasured using a new incremental borrowing rate at the date of the modification when:
•An extension or termination option is exercised modifying the non-cancellable period of the contract; or
•The Company changes its assessment of whether it will exercise a purchase option.

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
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the underlying asset. All other leases are classified as operating leases. The Company considers certain relevant indicators, amongst others, to determine if substantially all the risks and rewards are transferred, such as:
•Whether the lease is for the major part of the economic life of the asset, or
•Whether the present value of the minimum future lease payments amounts to substantially all of the fair value of the underlying asset.
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
(i)fixed payments, including those that are in substance fixed payments, which may involve variability, but that are unavoidable, less any lease incentive to be received;
(ii)payments for variable rent that depend on an index or a rate at the start date of the lease contract;
(iii)amounts payable by the lessee under residual value guarantees (if applicable);
(iv)the price related to a purchase option if the lessee is reasonably certain to exercise the option (if applicable); and
(v)payments for penalties derived from the termination of the lease, if the term of the lease reflects that the lessee will exercise an option to terminate the lease.
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

3.17 Borrowing costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Borrowing costs may include:
•Interest expense; and
•Exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.
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
Intangible assets with finite useful lives are amortized and mainly consist of:
•Customer relationships intangible assets acquired in a business combination, recognized on acquisition and recorded at fair value. After initial recognition, customer relationships intangible assets are stated at cost less accumulated amortization and any impairment losses. Amortization is charged to the income statement on a straight-line basis over the estimated useful economic lives which range from 5 to 25 years.
•Information technology and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives, with a range in useful lives from 3 to 10 years. Expenditures that do not fulfill the requirements for capitalization are expensed as incurred.
•Long-term alcohol licenses are amortized using the straight-line method over their estimated useful lives, which are estimated at 12 years, and are presented as part of intangible assets with finite useful lives.
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
The Company’s intangible assets with an indefinite life mainly consist of rights to produce and distribute Coca-Cola trademark products in the Company’s territories. These rights are contained in agreements that are standard contracts that The Coca-Cola Company has with its bottlers. Additionally, the Company’s intangible assets with an indefinite life also include Health Division’s trademark rights which consist of standalone beauty store retail banners, pharmaceutical distribution to third-party clients and the production of generic and bioequivalent pharmaceuticals. Finally, the Company’s intangible assets with an indefinite life include trademark rights related to Envoy Solutions, which consist of a specialized distribution platform for cleaning products and consumables.
As of December 31, 2022, and in regards to a joint restructure with TCCC for certain bottling agreements, Coca-Cola FEMSA had four bottler agreements in Mexico, (i) Valley of Mexico territory, which is up for renewal in June 2023, (ii) Southeast territory, which is up for renewal in June 2023, (iii) Bajio territory, which is up for renewal in May 2025 and (iv) Golfo territory, which is up for renewal in May 2025. As of December 31, 2022, Coca-Cola FEMSA had one bottler agreement in Brazil, which is up for renewal in October 2027. As of December 31, 2022, Coca-Cola FEMSA had three bottler agreements in Guatemala, which are up for renewal in March 2025 (one contract) and April 2028 (two contracts).

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
As of December 31, 2022, Coca-Cola FEMSA’s Venezuela investee (see Note 2.3.1.9) had one bottler agreement, which is up for renewal in August 2026.
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
3.19 Non-current assets held for sale and discontinued operations
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuous operational use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. The sale is considered highly probable if the following conditions are met:
•The appropriate level of management must be committed to a plan to sell the asset (or disposal group);
•An active program to locate a buyer and complete the plan must have been initiated;
•The asset (disposal group) must be actively marketed for sale at a price that is reasonable in relation to its current fair value; and
•The sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to selling.
Discontinued operations are excluded from the continuing operations and are also presented as a single line item as earnings (loss) after income taxes of discontinued operations in the income statement. For the year ended on December 31, 2022, 2021 and 2020 the Company did not have discontinued operations.
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
The estimated discount rates to perform the IAS 36 “Impairment of assets,” impairment test for each CGU or group of CGUs consider market participants’ assumptions. Market participants were selected taking into consideration the size, operations and characteristics of the businesses that are similar to those of the CGU.
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
For impairment testing goodwill acquired in a business combination, is allocated at the acquisition date to each of the group’s CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

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
For the years ended December 31, 2022, 2021 and 2020, the Company recognized impairment losses of Ps. 833, Ps. 1,427 and Ps. 5,102, respectively (see Note 20).
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
Restructuring provisions are recognized only when the recognition criteria for provisions are fulfilled. The Company has a constructive obligation when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, there is a detailed estimate of the associated costs, and an appropriate timeline. Furthermore, the employees affected must have been notified of the plan’s main features.
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
In December 2022 a Labor Reform was approved, in which the number of vacations granted to workers is extended, which is to take effects in January 2023. The Company made the analysis and determined that the impact of this reform is not significant on its financial statements.

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:
a)When it can no longer withdraw the offer of those benefits; or
b)When it recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” and involves the payment of termination benefits.
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
Management defined the following as indicators to analyze the timing and circumstances as well as the amount by which the revenues would be recognized:
•Identify the contract(s) with a customer (written, oral or any other according to business practices);
•Evaluate the goods and services promised in the customer contract and identifying how each performance obligation in the contract will be transferred to the customer;
•Consider the contractual terms jointly with business practices to determine the transaction price. The transaction price is the amount of the consideration the Company expects to receive in exchange for transferring the promised goods and services to the customer, excluding tax on sales. The expected consideration in a contract may include fixed amounts, variable amounts or both;
•Allocate the transaction price to each performance obligations in the contract (to each good and service that is different) for an amount that represents the consideration to which the entity expects to receive in exchange for the goods and services arranged with the customer; and
•Recognize revenue when (or as) the entity satisfies a performance obligation in exchange for promised goods and services.
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
The Company generates revenues for the following activities:
Sale of goods
Includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of
Coca-Cola and the sale or consumption of goods in the small-format stores of the Proximity Division – Americas, Proximity Division – Europe, Health Division and Fuel Division; in which the revenue is recognized at the point of time those products were sold to the customers. See Note 28.

Rendering of services
Includes the revenues of distribution services, maintenance services and packing of raw materials that the Company recognizes as revenues as the related performance obligation is satisfied. The Company recognizes revenues for the rendering of services during the period in which the performance obligation is satisfied when the following conditions are met:
•The customer receives and consumes simultaneously the benefits, as the Company satisfies the obligation;
•The customer controls the related assets, even if the Company improves them;
•The revenues can be measured reliably; and
•It is probable that economic benefits will flow to the Company.
Financial income
Includes interest income generated on accounts receivables recorded when the following conditions are met:
•The revenues can be measured reliably; and
•It is probable that economic benefits will flow to the Company.
In addition, the Company evaluates the revenue recognition based on the classification previously defined for the financial asset that generates the related financial income, according to the business models established for the financial instruments.
The main financial instruments of the Company that could generate financial income are trade accounts receivables classified as financial assets held to maturity which are measured at amortized cost through the effective interest rate method, applying EIR, which is the rate that exactly discounts the collections of cash flows to the expected life of the related financial asset.
Rewards programs
The Company recognizes a provision for the obligation to award additional benefits to its customers. Management considers in determining that provision, the expectation that some percentage of its customers would not redeem their rewards points in the future based on previous experience. Revenue is recognized when the reward points are redeemed and the related inventory is transferred to the customer.

Variable allowances granted to customers
The Company adjusts the transaction price based on estimates of the promotions, discounts or any other variable allowances that may be granted to the customers. These estimates are based on the commercial agreements celebrated with the customers and on the historical performance for the customer.

Sales discounts are considered variable consideration and are reflected in the client’s invoice. Therefore discounts are recorded at the moment of sale (sales are recorded net of discounts).

In the Modern Channel, retail products are sold at a discount based on volume, considering total sales during certain period. Revenues on these sales are recognized based on the price established in the agreement, net of discounts for estimated volume. Accumulated experience is used to estimate discounts, using the expected value method. No element of financing is considered, due to the fact that the majority of sales are made in cash for the Traditional Channel or on credit for the Modern Channel.

Contracts costs
The incremental costs to obtain a contract with a customer are recognized as an asset (capitalized) if the Company expects to recover those costs. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained. The Company expenses these costs as incurred when the revenue associated with those costs is recognized for a period equal to or less than a year. Any other costs that are related to the fulfillment of a contract with a customer and not within the scope of another IFRS standard (e.g. IAS 2 - Inventories), is recorded as an asset if they meet the following criteria:

•The costs relate directly to a contractor or with a contract that the Company expects to identify specifically;
•The costs generate or improve the resources of the Company that will be applied to satisfy, or continue satisfying performance obligations in the future; and
•The costs are expected to be recovered.
The asset recognized is amortized in the same manner as the goods and services are transferred to the customer. Accordingly, the asset is recognized in the income statement through its amortization in the same period in which the related revenue is recognized. For the years ended December 31, 2022, 2021 and 2020, contract costs were not significant.
3.25 Administrative and selling expenses
Administrative expenses include labor costs (salaries and other benefits, including employee profit sharing in Mexico (“PTU”)) of employees not directly involved in the sale or production of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.
Selling expenses include:
•Distribution: labor costs, outbound freight costs, warehousing costs of finished products, write-off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2022, 2021 and 2020, these distribution costs amounted to Ps. 30,721, Ps. 26,023 and Ps. 24,190, respectively;
•Sales: labor costs and sales commissions paid to sales personnel; and
•Marketing: promotional expenses and advertising costs.
As consequence of the 2021 labor law reform in Mexico there was an increase in the employee profit sharing to be paid to employees on a yearly basis. The increase is the result of transferring employees as obligated by the labor law from service companies to operating companies, where the profit margins are higher and therefore more profit sharing is expected to be paid. In addition, there is a cap on the payment of profit sharing of up to three months of salary per employee or the average of profit sharing received by each employee in the previous three years, whichever is greater.
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
3.26.1 Current income taxes
Income taxes are recognized in the results of the period of the year in which they are incurred, however, in the case of inflationary effects, penalties and surcharges derived from income taxes from previous years, they are recognized within the line of other expenses and other income in accordance with IAS 37 before the income taxes line item in the consolidated income statement of the Company since Management considers that the aforementioned inflationary effects, penalties and surcharges are not an integral part of the income taxes of the year (see Note 25.2).

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
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and, it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
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
In Mexico, the income tax rate was 30%, for 2022, 2021 and 2020, and it is expected to remain at 30% for the following years.
3.27 Share-based payments arrangements
Senior executives of the Company receive remuneration in the form of share-based payment transactions, whereby the employees render services as consideration for equity instruments. The equity instruments are granted and then held by a trust controlled by the Company until vesting. They are accounted for as equity-settled transactions. The award of equity instruments is based on a fixed monetary value on the grant date.
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

Note 4. Business Combinations and Disposals

4.1 Business Combinations
The Company has consummated certain business acquisitions during 2022, 2021 and 2020, which were recorded using the acquisition method of accounting. The results of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statements and the consolidated statements of financial position in the year of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows show the cash outflow and inflow for the acquired operations, net of the cash acquired related to those acquisitions.
Acquisitions completed in the periods presented and disclosed below are presented according to their relative importance to the consolidated financial statements, not necessarily following a chronological order.

4.1.1 Coca-Cola FEMSA

On January 2022, the Company (through Coca-Cola FEMSA) completed the acquisition of 100% of CVI Refrigerantes Ltda. (herein “CVI”), to expand its geographic footprint, for Ps. 1,947 in an all cash consideration. CVI was a bottler of Coca-Cola trademark products which operated in Rio Grande do Sul, Brazil. CVI is included in the Company’s results since the acquisition date.

The allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2022
Total current assets, including cash acquired of Ps. 104	Ps.	615
Total non-current assets		972
Distribution rights		894
Total assets		2,481
Total liabilities		(731)
Net assets acquired		1,750
Goodwill arising on acquisition		197
Total consideration transferred		1,947
Amount to be paid		(186)
Net payment on acquisition date		1,761
Cash acquired of CVI		(104)
Net cash paid	Ps.	1,657

Total revenues of CVI for the period from the acquisition date through to December 31, 2022 were Ps. 1,923.

The consolidated total revenues of the Company adjusted to give effect to the acquisition of CVI, as if the acquisition had occurred on January 1, 2022 were Ps. 226,929 (unaudited).

4.1.2 Proximity Division - Europe

On October 2022, the Company (through Proximity Division - Europe) completed the acquisition of 96.87% of Valora Holding AG. (herein “Valora”), for Ps. 22,475 in an all cash consideration.

Due to the timing of the acquisition in the fourth quarter of 2022, the purchase price allocation is preliminary with respect to the valuation of acquired assets, liabilities assumed (including income taxes), intangible assets, and goodwill. The Company continues to obtain the information to complete the purchase price allocation and will record adjustments, if any, during the 12 month measurement period.

The preliminary allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2022
Total current assets, including cash acquired of Ps. 1,971	Ps.	8,536
Right of use assets		18,820
Trademark		1,037
Other non-current assets		8,515
Total assets		36,908
Total liabilities		(34,733)
Net assets acquired		2,175
Goodwill and intangible assets pending of allocation (1)		20,361
Non-controlling interest		61
Total consideration transferred		22,475
Cash acquired		(1,971)
Net cash paid		20,504

(1) Goodwill and intangibles assets pending allocation would include primarily trademarks and customer relationships of which the majority are expected to be indefinite life. The company estimate that the amortization expense of customer relationships during 2022 is not significant.
The Company expects to recover the amounts to be allocated as goodwill through synergies, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of small-format proximity stores.

The income statement information of this acquisition for the period from the acquisition date through December 31, 2022 is as follows:

Income Statement	2022
Total revenues	Ps.	10,064
Income before income taxes		229
Net loss	Ps.	(72)

4.1.3 Logistics and distribution

On May 2022, the Company (through Envoy Solutions LLC) completed the acquisition of 100% of Sigma Supply of North America, LLC. (herein “Sigma Supply”), for Ps. 8,118 in an all cash consideration.

Due to the timing of the acquisition in 2022, the purchase price allocation is preliminary with respect to the valuation of acquired assets, liabilities assumed (including income taxes), intangible assets, and goodwill. The Company continues to obtain the information to complete the purchase price allocation and will record adjustments, if any, during the 12 month measurement period.

The preliminary allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2022
Current assets, including cash acquired of Ps. 15	Ps.	46
Accounts receivable		1,255
Inventory		1,391
Total non-current assets		24
Total assets		2,716
Total liabilities		(560)
Net assets acquired		2,156
Goodwill and intangible assets pending of allocation (1)		5,962
Total consideration transferred		8,118
Cash acquired		(15)
Net cash paid	Ps.	8,103

(1) Goodwill and intangible assets pending allocation would include customer relationships which are expected to be approximately 28% of goodwill and intangible assets pending of allocation. The company estimate that the amortization expense of customer relationships during 2022 is not significant.

The Company expects to recover the amounts to be allocated as goodwill through its strategy of creating a national distribution platform in the US, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of supply chains and distribution systems in adjacent businesses. Additionally, this goodwill is deductible for US tax purposes in a period of 15 years.
The income statement information of this acquisition for the period from the acquisition date through December 31, 2022 is as follows:

Income Statement	2022
Total revenues	Ps.	5,718
Income before income taxes		463
Net income	Ps.	463

During 2020, the Company completed the acquisition through the controlling interest of 89.5% of NW Synergy Holdings LLC (now Envoy Solutions LLC, or Envoy) for Ps. 20,233 fully paid in cash. This acquisition was primarily related to the following: on May 15, 2020, the Company completed the acquisitions of WAXIE and North American, a new platform within the Jan-San, packaging and specialized distribution industry in the United States, operating a network of 26 distribution centers across the country and serving more than 27,000 customers in various industries such as building service contractors, education, government, retail and hospitality, which is included in the Company’s results since May 2020. As a result of the purchase price allocation, which was finalized in 2021, no additional fair value adjustments were recognized.

The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2020
Total current assets, including cash acquired of Ps. 138	Ps.	2,162
Customer relationships and trademark		10,698
Other non-current assets		1,954
Total assets		14,814
Total liabilities		(3,523)
Net assets acquired		11,291
Goodwill		10,241
Non-controlling interest (1)		(1,299)
Total consideration transferred in cash		20,233
Cash acquired		(138)
Net cash paid	Ps.	20,095

(1) Non-controlling interests were measured using the net asset value method.

The Company expects to recover the amounts recorded as goodwill through its strategy of creating a national distribution platform in the US, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of supply chains and distribution systems in adjacent businesses. Additionally, this goodwill is deductible for US tax purposes in a period of 15 years.

The income statement information of this acquisition for the period from the acquisition date through December 31, 2020 is as follows:

Income Statement	2020
Total revenues	Ps.	11,275
Income before income taxes		525
Net income	Ps.	498
4.2 Other acquisitions

4.2.1 Coca-Cola FEMSA

On November 2022, the Company (through Coca-Cola FEMSA) completed the acquisition of 100% of the business of “Agua Cristal” from Bepensa, a mexican business group, in the Southeast region of Mexico for Ps. 699 in an all cash consideration transferred. The business of “Agua Cristal” is included in the Company results since December, 2022. As of the date of these Financial Statements, the Company is in the process of completing the evaluation of the fair value of this acquisition; however the Company booked provisional amounts, among which the main are property, plant and equipment for Ps. 448 and distribution rights for Ps.228, the provisional amount of goodwill amounts to Ps. 8 and the amount of liabilities assumed was not significant.

4.2.2 Proximity Division - Americas

On February 2022, the Company (through Proximity Division - Americas) completed the acquisition of 100% of Ok Market (herein “Ok Market”), a chain of small-format proximity stores in Chile, for Ps. 1,269 in an all cash consideration.

The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2022
Total current assets, including cash acquired of Ps. 6	Ps.	463
Total non-current assets		1,238
Total assets		1,701
Total liabilities		(1,055)
Net assets acquired		646
Goodwill		623
Total consideration transferred		1,269
Cash acquired		(6)
Net cash paid	Ps.	1,263

The Company expects to recover the amounts recorded as goodwill through synergies, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of small-format proximity stores.

The income statement information of this acquisition for the period from the acquisition date through December 31, 2022 is as follows:

Income Statement	2022
Total revenues	Ps.	2,635
Income before income taxes		314
Net income	Ps.	204

4.2.3 Logistics and distribution

During 2022, the Company (through Envoy Solutions LLC) completed the acquisition of 100% of ATRA Janitorial Supply Co., LLC. (herein “Atra”), Hughes Enterprises, LLC. (herein "Hughes"), Sunbelt Packaging, LLC. (herein "Sunbelt"), H.T. Berry Company, LLC. (herein "H.T. Berry") and other smaller acquisitions for Ps. 8,171 in an all cash consideration.

Due to the timing of the acquisition in 2022, the purchase price allocation is preliminary with respect to the valuation of acquired assets, liabilities assumed (including income taxes), intangible assets, and goodwill. The Company continues to obtain the information to complete the purchase price allocation and will record adjustments, if any, during the 12 month measurement period.

The preliminary allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2022
Total current assets, including cash acquired of Ps. 198	Ps.	2,023
Total non-current assets		489
Total assets		2,512
Total liabilities		(838)
Net assets acquired		1,674
Goodwill and intangible assets pending of allocation (1)		6,497
Total consideration transferred		8,171
Cash acquired		(198)
Net cash paid	Ps.	7,973

(1) Goodwill and intangible assets pending allocation would include customer relationships which are expected to be approximately 28% of goodwill and intangible assets pending of allocation. The company estimate that the amortization expense of customer relationships during 2022 is not significant.
The Company expects to recover the amounts to be allocated as goodwill through its strategy of creating a national distribution platform in the US, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of supply chains and distribution systems in adjacent businesses. Additionally, this goodwill is deductible for US tax purposes in a period of 15 years.
The income statement information of these acquisitions for the period from the acquisition date through December 31, 2022 is as follows:

Income Statement	2022
Total revenues	Ps.	2,148
Income before income taxes		115
Net income	Ps.	115

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

In 2022, the Company finalized the allocation of the purchase price to the fair values of the identifiable assets acquired and liabilities assumed for acquisitions completed during the prior year, with no significant variations to the preliminary allocation to the fair value of the net assets acquired, which were included in its audited annual consolidated financial statements as of and for the year ended December 31, 2021.

The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2021
Total current assets, including cash acquired of Ps. 337	Ps.	2,795
Customer relationships		2,864
Trademarks		58
Other non-current assets		1,594
Total assets		7,311
Total liabilities		(2,907)
Net assets acquired		4,404
Goodwill		5,545
Total consideration transferred		9,949
Amount to be paid		(337)
Net cash paid	Ps.	9,612

(1) As a result of the purchase price allocation which was finalized in 2022, additional fair value adjustments from those recognized in 2021 have been recognized as follows: an increase in total net assets of Ps. 3,068 (from which Ps. 2,864 are customer relationships and Ps. 58 are trademarks), and a decrease in goodwill of Ps. 2,395.

The Company expects to recover the amounts recorded as goodwill through its strategy of creating a national distribution platform in the US, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of supply chains and distribution systems in adjacent businesses. Additionally, this goodwill is deductible for US tax purposes in a period of 15 years.

The income statement information of these acquisitions for the period from the acquisition date through December 31, 2021 is as follows:

Income Statement	2021
Total revenues	Ps.	$2,187
Income before income taxes		46
Net income	Ps.	46

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

Unaudited Pro Forma Financial Data
The following unaudited consolidated pro forma financial data represent the Company’s historical financial information, adjusted to give effect to (i) the acquisitions of Valora, Sigma Supply and the other acquisitions made by Envoy Solutions LLC as if these acquisitions had occurred on January 1, 2022; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets and amortization of definite life intangibles of the acquired companies.

Unaudited consolidated pro forma financial data for the acquisitions is as follows:

	For the year ended
	December 31, 2022
Total revenues	Ps.	730,624
Income before income taxes and share of the profit of equity method accounted investees		43,318
Net income		34,864
Basic net controlling interest income per share Series “B”	Ps.	1.20
Basic net controlling interest income per share Series “D”		1.50

The following unaudited consolidated pro forma financial data represent the Company’s historical financial information, adjusted to give effect to (i) the acquisitions of Daycon, PJP, Next-Gen and Johnston Paper as if these acquisitions had occurred on January 1, 2021; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets and amortization of definite life intangibles of the acquired companies.

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

The following unaudited consolidated pro forma financial data represent the Company’s historical financial information, adjusted to give effect to (i) the acquisitions of Waxie and North American as if these acquisitions had occurred on January 1, 2020; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets and amortization of definite life intangibles of the acquired companies.

Unaudited consolidated pro forma financial data for the acquisitions is as follows:

For the year ended
December 31, 2020

Total revenues	Ps.	508,367
Income before income taxes and share of the profit of equity method accounted investees		20,019
Net income		4,464
Basic net controlling interest loss per share Series “B”	Ps.	(0.06)
Basic net controlling interest loss per share Series “D”		(0.08)

4.3. Disposals

4.3.1 Specialty’s

Specialty’s was a Café & Bakery business based in California, Washington and Illinois. The COVID-19 pandemic started to expand across the United States in the last weeks of March 2020, which triggered an economic crisis. In the context of this uncertainty and adverse environment, Specialty’s had financial and economic setbacks with significant impacts in sales, as well as its profitability due to the government’s contingency plans for the disease which included mobility restrictions. Therefore, on May 15, 2020, the Company announced its decision to close Specialty’s operations. Such a decision was approved by the Company’s board on the date previously specified. Consequently, on May 26, 2020, the Company’s board approved the filing for bankruptcy under Chapter 7 of the U.S. Bankruptcy Code, which was filed on May 27, 2020. As a result of filing under Chapter 7, the Company lost control over this subsidiary and consequently it was deconsolidated. The case is being handled in the California Northern Bankruptcy Court.

In connection with Specialty’s closing, the Company recorded an impairment charge of Ps. 2,021.

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

	December 31, 2022		December 31, 2021
Cash and bank balances	Ps.	39,598	Ps.	32,145
Cash equivalents (see Note 3.5)		43,841		65,262
	Ps.	83,439	Ps.	97,407

Note 6. Investments

As of December 31, 2022 and 2021, current investments with a maturity greater than three months but less than twelve months are carried at amortized cost, and their carrying value is similar to their fair value. The following is a detail of such investments:

Fixed-rate
Corporate debt securities	2022		2021
Acquisition cost	Ps.	21	Ps.	24,396
Accrued interest		30		19
Total investments	Ps.	51	Ps.	24,415

Note 7. Trade Accounts Receivable, Net

	December 31, 2022		December 31, 2021
Trade accounts receivable	Ps.	39,331	Ps.	30,564
The Coca-Cola Company (see Note 15)		776		820
Loans to employees		131		118
Heineken Group (see Note 15)		1,172		1,191
Others		6,355		3,156
Allowance for expected credit losses		(2,238)		(1,951)
	Ps.	45,527	Ps.	33,898

7.1 Trade receivables
Trade receivables representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.
Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs.
Because less than 5% of the trade accounts receivables are unrecoverable, the Company does not have customers classified as "high risk,” which would be eligible to have special management conditions for the credit risk. As of December 31, 2022, the main customers of the Company represent, in aggregate form, 13% of the expected loss of unrecoverable trade receivable accounts.
In 2020, due to the COVID-19 pandemic, governments implemented several preventive measures such as social distancing and the temporary closure of certain points of sale considered as non-essential. As such measures were relaxed in 2021, most businesses were able to reopen and this allowed us to recover the accounts receivable. Given that the impact in this item was not material, the Company did not implement any relevant change to its models to estimate the receivables’ recoverability.
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
The parameters used within the model are:
•Breach probability;
•Loss severity;
•Financing rate;
•Special recovery rate; and
•Breach exposure.
Aging of accounts receivable (days current or outstanding)

	December 31, 2022		December 31, 2021
Current	Ps.	36,978	Ps.	28,523
0‑30 days		7,517		4,108
31‑60 days		1,037		622
61‑90 days		463		373
91‑120 days		291		748
120+ days		1,479		1,475
Total	Ps.	47,765	Ps.	35,849

7.2 Changes in the allowance for expected credit losses

	2022		2021		2020
Balance at the beginning of the period	Ps.	1,951	Ps.	2,462	Ps.	2,189
Allowance for the period		1,060		496		591
Additions (write-offs) of uncollectible accounts		(945)		(821)		(613)
Addition from business combinations		166		—		273
Effects of changes in foreign exchange rates		6		(186)		22
Balance at the end of the period	Ps.	2,238	Ps.	1,951	Ps.	2,462

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and dispersed.
7.3 Payments from The Coca-Cola Company
The Coca-Cola Company participates in certain advertising and promotional programs as well as in Coca-Cola FEMSA’s refrigeration equipment and returnable bottles investment program. Contributions received by Coca-Cola FEMSA for advertising and promotional incentives are recognized as a reduction in selling expenses and contributions received for the refrigeration equipment and returnable bottles investment program are recorded as a reduction in the carrying amount of refrigeration equipment and returnable bottles items. For the years ended December 31, 2022, 2021, and 2020 contributions received were Ps. 1,170, Ps. 2,437 and Ps. 1,482, respectively.

Note 8. Inventories

	December 31, 2022		December 31, 2021
Finished products	Ps.	53,185	Ps.	40,742
Raw materials		6,383		6,138
Spare parts		1,159		1,109
Work in process		1,028		960
Inventories in transit		469		1,947
	Ps.	62,224	Ps.	50,896

For the years ended 2022, 2021 and 2020, the Company recognized write-downs of its inventories for Ps. 2,040, Ps. 1,871 and Ps. 2,046 to net realizable value, respectively.
For the years ended 2022, 2021 and 2020, changes in inventories are comprised of the following and included in the consolidated income statement under the cost of goods sold caption:

	2022		2021		2020
Changes in inventories of finished goods and work in progress	Ps.	270,345	Ps.	246,134	Ps.	209,410
Raw materials and consumables used		114,857		85,286		79,896
Total	Ps.	385,202	Ps.	331,420	Ps.	289,306

Note 9. Other Current Assets and Other Current Financial Assets
9.1 Other current assets

	December 31, 2022		December 31, 2021
Prepaid expenses	Ps.	3,953	Ps.	3,115
Agreements with customers		208		111
Licenses		247		218
Assets classified as held for sale		27		10
Other		43		77
	Ps.	4,478	Ps.	3,531

As of December 31, 2022 and 2021, the Company’s prepaid expenses are as follows:

	December 31, 2022		December 31, 2021
Advances for inventories	Ps.	1,964	Ps.	2,110
Advertising and promotional expenses paid in advance		119		105
Advances to service suppliers		44		81
Prepaid leases		64		118
Prepaid insurance		332		284
Others		1,430		417
	Ps.	3,953	Ps.	3,115

For the years ended December 31, 2022, 2021 and 2020, the Company’s advertising and promotional expenses amounted to Ps. 5,768, Ps. 7,586 and Ps. 7,471, respectively.
9.2 Other current financial assets

	2022		2021
Restricted cash	Ps.	1,103	Ps.	688
Derivative financial instruments (see Note 21)		10,061		1,629
Note receivables (1)		205		163
	Ps.	11,369	Ps.	2,480

(1)The carrying value approximates its fair value as of December 31, 2022 and 2021.

The Company has pledged part of its cash to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2022 and 2021, the restricted cash pledged was held in:

	2022		2021
U.S. Dollars	Ps.	1,095	Ps.	685
Chilean pesos		8		3
	Ps.	1,103	Ps.	688

The restricted cash in U.S. Dollars corresponds to operations in Brazil and relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

Note 10. Equity Method Accounted Investees
As of December 31, 2022 and 2021, Company’s equity method accounted investees are as follows:

			Ownership Percentage			Carrying Value
Investee	Principal Activity	Place of Incorporation	December 31, 2022	December 31, 2021		December 31, 2022		December 31, 2021
Heineken (1) (2)	Beverages	The Netherlands	14.8%	14.8%	Ps.	92,282	Ps.	96,349
Coca-Cola FEMSA:
Joint ventures:
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		189		183
Fountain Agua Mineral, L.T.D.A.	Beverages	Brazil	50.0%	50.0%		752		699
Planta Nueva Ecología De Tabasco, S.A. de C.V.	Recycling	Mexico	50.0%	50.0%		578		18
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.4%	36.4%		3,632		3,348
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	Canned bottling	Mexico	26.5%	26.5%		157		178
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		100		102
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	29.3%	28.8%		2,267		2,128
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	25.1%	24.7%		388		404
TROP Frutas do Brasil S.A. (“TROP”)	Beverages	Brazil	23.9%	23.6%		13		55
Alimentos de Soja S.A.U.	Beverages	Argentina	10.7%	10.7%		282		263
Other investments in Coca-Cola FEMSA	Various	Various	Various	Various		94		116
Proximity Division - Americas:
Raizen Conveniências	Proximity	Brazil	50.0%	50.0%		2,371		2,567
Other investments (1) (3)	Various	Various	Various	Various		564		889
					Ps.	103,669	Ps.	107,299

(1)Associate.
(2)As of December 31, 2022 and 2021 comprised of 8.63% of Heineken, N.V. and 12.26% of Heineken Holding, N.V., which represents an economic interest of 14.76% in Heineken Group. The Company has significant influence, mainly, because it participates in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V.; and for the material transactions between the Company and Heineken Group (see Note 30).
(3)Joint ventures.

During 2022, Coca-Cola FEMSA's ownership in Jugos del Valle, S.A.P.I. de C.V. increased due to a corporate reestructuring and its ownership in Leao Alimentos e Bebidas, LTDA, Trop Frutas do Brasil, LTDA increased due to the acquisition of CVI.

During 2022 and 2021 Coca-Cola FEMSA received dividends from Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") for the amount of Ps. 16 and Ps. 16, respectively.

During 2022 Coca-Cola FEMSA made capital contributions to Planta Nueva Ecología de Tabasco S.A. de C.V. for the amounts of Ps. 560, and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.
During 2021 Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for the amount of Ps. 44 and there were no changes in the ownership percentage as a result of capital contributions made by the other shareholders. During 2021 Coca-Cola FEMSA reduced its capital on Leao Alimentos y Bebidas LTDA. for the amount of Ps. 46, and there were no changes in the ownership percentage as a result of the capital reduction.

During 2021, Coca-Cola FEMSA recognized an impairment on its investment in Trop Frutas Do Brasil LTDA. for the amount of Ps. 250.

During 2020 Coca-Cola FEMSA recognized impairments on its investment in Compañía Panameña de Bebidas, S.A.P.I. de C.V. and Leao Alimentos y Bebidas LTDA. for the amounts of Ps. 1,463 and Ps. 1,038, respectively.
On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, Coca-Cola FEMSA agreed with the buyer that it could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. Coca-Cola FEMSA estimated the amount of the payments to be received based on the forecasts of the business and calculated their net present value. As of December 31, 2022 and 2021, the financial asset recognized in the consolidated statement of financial position has a total value of Ps. 5 and Ps. 5, respectively. This transaction is presented in the other expenses line of the consolidated financial statements. Coca-Cola FEMSA concluded it did not achieve the requirements to be considered as a discontinued operation under IFRS 5.
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
The Company recognized an equity income (loss) of Ps. 7,359, Ps. 10,775 and Ps. (434) net of taxes based on its economic interest in Heineken Group for the years ended December 31, 2022, 2021 and 2020, respectively. The economic interest as of December 31, 2022 and 2021 was 14.8%. The Company’s share of the net income (loss) attributable to equity holders of Heineken Group exclusive of amortization of adjustments amounted to Ps. 8,316 (€.396 million), Ps. 11,635 (€. 491 million) and Ps. (842) (€.(30) million), for the years ended December 31, 2022, 2021 and 2020, respectively.

Summarized financial information in respect of the associate Heineken Group accounted for under the equity method is set out below.

	December 31, 2022				December 31, 2021
Amounts in millions	Peso		Euro		Peso		Euro
Total current assets	Ps.	227,481	€.	11,015	Ps.	222,653	€.	9,578
Total non-current assets		854,803		41,391		912,929		39,272
Total current liabilities		293,050		14,190		281,141		12,094
Total non-current liabilities		336,543		16,296		396,489		17,056
Total equity		452,690		21,920		457,952		19,700
Equity attributable to equity holders		403,765		19,551		403,463		17,356
Total revenue and other income	Ps.	598,072	€.	28,866	Ps.	555,269	€.	23,462
Total cost and expenses		509,333		24,583		449,171		18,979
Net income	Ps.	62,965	€.	3,039	Ps.	83,662	€.	3,535
Net income attributable to equity holders		55,568		2,682		78,668		3,324
Other comprehensive income		6,257		302		31,713		1,340
Total comprehensive income	Ps.	69,222	€.	3,341	Ps.	115,375	€.	4,875
Total comprehensive income attributable to equity holders		62,965		3,039		107,968		4,562

Reconciliation from the equity of the associate Heineken Group to the investment of the Company.

	December 31, 2022				December 31, 2021
Amounts in millions	Peso		Euro		Peso		Euro
Equity attributable to equity holders of Heineken	Ps.	403,765	€.	19,551	Ps.	403,463	€.	17,356
Economic ownership percentage		14.76%		14.76%		14.76%		14.76%
Investment in Heineken investment exclusive of goodwill and other adjustments	Ps.	59,560	€.	2,884	Ps.	59,534	€.	2,561
Effects of fair value determined by purchase price allocation		14,528		704		16,342		703
Goodwill		18,194		881		20,473		881
Heineken investment	Ps.	92,282	€.	4,469	Ps.	96,349	€.	4,145

As of December 31, 2022 and 2021, the fair value of the Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 14.8% of its outstanding shares amounted to Ps. 143,638 (€.6,912 million) and Ps. 181,059 (€.7,779 million) based on quoted market prices of those dates. As of April 14, 2023, the fair value amounted to €. 8,090 million.

During the years ended December 31, 2022, 2021 and 2020, the Company received dividends distributions from Heineken Group, amounting to Ps. 2,635, Ps. 2,005 and Ps. 2,322, respectively.
For the years ended December 31, 2022, 2021 and 2020 the equity (loss) earnings recognized for associates of Coca-Cola FEMSA were Ps. 194, Ps. 85 and Ps. (124), respectively.
For the years ended December 31, 2022, 2021 and 2020 the equity (loss) earnings recognized for joint ventures of Coca-Cola FEMSA were Ps. 192, Ps. 3 and Ps. (157), respectively.
For the year ended December 31, 2022, 2021 and 2020, the Company’s share of other comprehensive income from equity investees, net of taxes are as follows:

	2022		2021		2020
Items that may be reclassified to consolidated net income:
Valuation of the effective portion of derivative financial instruments	Ps.	(286)	Ps.	32	Ps.	(14)
Exchange differences on translating foreign operations		2,655		2,893		(5,934)
Total	Ps.	2,369	Ps.	2,925	Ps.	(5,948)
Items that may not be reclassified to consolidated net income in subsequent periods:
Remeasurements of the net defined benefit liability	Ps.	267	Ps.	590	Ps.	(111)

Note 11. Property, Plant and Equipment

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1,2020	Ps.	9,682	Ps.	26,794	Ps.	82,646	Ps.	17,301	Ps.	16,152	Ps.	9,601	Ps.	25,291	Ps.	793	Ps.	188,260
Additions (1)		241		616		5,277		137		2,613		6,979		2,611		185		18,659
Additions from business acquisitions		158		—		200		—		—		3		46		81		488
Changes in the fair value of past acquisitions		—		—		59		—		—		—		—		—		59
Transfer of completed projects in progress		4		809		3,471		1,192		57		(5,644)		110		1		—
Transfer (to)/from assets classified as held for sale		—		—		449		—		—		—		—		—		449
Disposals		(13)		(122)		(3,358)		(1,073)		(561)		(12)		(808)		(58)		(6,005)
Specialty's disposal		—		—		(775)		—		—		(24)		(1,036)		—		(1,835)
Effects of changes in foreign exchange rates		(238)		(1,135)		(2,233)		(797)		(629)		(339)		310		(97)		(5,158)
Effects on the recognition of inflation effects		88		293		990		189		291		(30)		3		—		1,824
Cost as of December 31, 2020	Ps.	9,922	Ps.	27,255	Ps.	86,726	Ps.	16,949	Ps.	17,923	Ps.	10,534	Ps.	26,527	Ps.	905	Ps.	196,741
Cost as of January 1, 2021	Ps.	9,922	Ps.	27,255	Ps.	86,726	Ps.	16,949	Ps.	17,923	Ps.	10,534	Ps.	26,527	Ps.	905	Ps.	196,741
Additions (1)		303		484		5,263		115		3,655		8,527		2,869		237		21,453
Additions from business acquisitions		—		—		86		—		—		—		—		—		86
Changes in the fair value of past acquisitions		—		—		55		—		—		—		3		—		58
Transfer of completed projects in progress		3		768		4,997		1,351		31		(7,384)		215		19		—
Transfer (to)/from assets classified as held for sale		—		—		60		—		—		—		(8)		4		56
Disposals		(93)		(205)		(7,196)		(1,614)		(2,300)		(190)		(1,771)		(32)		(13,401)
Effects of changes in foreign exchange rates		(162)		(657)		(1,487)		(556)		(364)		(752)		(76)		(82)		(4,136)
Effects on the recognition of inflation effects		140		464		1,580		318		487		1		—		—		2,990
Cost as of December 31, 2021	Ps.	10,113	Ps.	28,109	Ps.	90,084	Ps.	16,563	Ps.	19,432	Ps.	10,736	Ps.	27,759	Ps.	1,051	Ps.	203,847

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2022	Ps.	10,113	Ps.	28,109	Ps.	90,084	Ps.	16,563	Ps.	19,432	Ps.	10,736	Ps.	27,759	Ps.	1,051	Ps.	203,847
Additions (1)		447		774		8,239		939		4,124		15,597		2,669		397		33,184
Additions from business acquisitions		201		1,268		4,478		126		8		699		175		—		6,955
Changes in the fair value of past acquisitions		—		—		(68)		—		—		—		36		(18)		(51)
Transfer of completed projects in progress		159		1,571		4,794		2,485		645		(9,954)		290		10		—
Transfer (to)/from assets classified as held for sale		—		—		(107)		—		—		—		—		—		(107)
Disposals		(33)		(259)		(3,362)		(1,072)		(381)		(290)		(214)		(14)		(5,626)
Effects of changes in foreign exchange rates		(458)		(1,167)		(1,955)		(1,276)		(1,707)		(589)		641		(165)		(6,677)
Effects on the recognition of inflation effects		222		735		2,903		536		849		7		—		(2)		5,250
Cost as of December 31, 2022	Ps.	10,651	Ps.	31,030	Ps.	105,004	Ps.	18,300	Ps.	22,970	Ps.	16,204	Ps.	31,356	Ps.	1,259	Ps.	236,775

(1)Total includes Ps. 2,278, Ps. 3,784 and Ps. 289 outstanding payment to suppliers, as of December 31, 2022, 2021 and 2020 respectively.
(2)Investments in fixed assets in progress are expected to be completed and transferred to other fixed assets categories within next twelve months.

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2020	Ps.	—	Ps.	(6,898)	Ps.	(37,873)	Ps.	(8,651)	Ps.	(10,091)	Ps.	—	Ps.	(9,738)	Ps.	(496)	Ps.	(73,747)
Depreciation for the year		—		(828)		(8,390)		(1,832)		(2,779)		—		(2,404)		(145)		(16,378)
Transfer to/(from) assets classified as held for sale		—		—		(282)		—		—		—		—		—		(282)
Disposals		—		38		2,707		989		536		—		492		38		4,800
Specialty's disposal		—		—		625		—		—		—		649		—		1,274
Effects of changes in foreign exchange rates		—		127		698		464		432		—		(123)		170		1,768
Changes in value on the recognition of inflation effects		—		(82)		(595)		(132)		(250)		—		(6)		(5)		(1,070)
Accumulated Depreciation as of December 31, 2020	Ps.	—	Ps.	(7,643)	Ps.	(43,110)	Ps.	(9,162)	Ps.	(12,152)	Ps.	—	Ps.	(11,130)	Ps.	(438)	Ps.	(83,635)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2021	Ps.	—	Ps.	(7,643)	Ps.	(43,110)	Ps.	(9,162)	Ps.	(12,152)	Ps.	—	Ps.	(11,130)	Ps.	(438)	Ps.	(83,635)
Depreciation for the year		—		(870)		(8,344)		(1,795)		(2,708)		—		(2,462)		(154)		(16,333)
Transfer to/(from) assets classified as held for sale		—		—		(38)		—		—		—		—		—		(38)
Disposals		—		80		5,312		1,493		2,391		4		1,649		27		10,956
Effects of changes in foreign exchange rates		—		151		864		372		222		—		417		88		2,114
Changes in value on the recognition of inflation effects		—		(139)		(946)		(208)		(427)		—		(6)		(38)		(1,764)
Accumulated Depreciation as of December 31, 2021	Ps.	—	Ps.	(8,421)	Ps.	(46,262)	Ps.	(9,300)	Ps.	(12,674)	Ps.	4	Ps.	(11,532)	Ps.	(515)	Ps.	(88,700)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2022	Ps.	—	Ps.	(8,421)	Ps.	(46,262)	Ps.	(9,300)	Ps.	(12,674)	Ps.	4	Ps.	(11,532)	Ps.	(515)	Ps.	(88,700)
Depreciation for the year		—		(1,393)		(9,107)		(2,015)		(3,234)		—		(2,456)		(134)		(18,339)
Transfer to/(from) assets classified as held for sale		—		—		89		—		—		—		—		—		89
Disposals		—		217		3,319		936		305		—		248		12		5,037
Effects of changes in foreign exchange rates		—		298		745		860		1,274		—		(766)		144		2,555
Changes in value on the recognition of inflation effects		—		(244)		(2,034)		(354)		(745)		—		(5)		(34)		(3,416)
Accumulated Depreciation as of December 31, 2022	Ps.	—	Ps.	(9,544)	Ps.	(53,249)	Ps.	(9,873)	Ps.	(15,074)	Ps.	4	Ps.	(14,510)	Ps.	(528)	Ps.	(102,774)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2020	Ps.	9,922	Ps.	19,612	Ps.	43,616	Ps.	7,787	Ps.	5,771	Ps.	10,534	Ps.	15,397	Ps.	467	Ps.	113,106
As of December 31, 2021	Ps.	10,113	Ps.	19,688	Ps.	43,822	Ps.	7,263	Ps.	6,758	Ps.	10,740	Ps.	16,227	Ps.	536	Ps.	115,147
As of December 31, 2022	Ps.	10,651	Ps.	21,486	Ps.	51,755	Ps.	8,428	Ps.	7,896	Ps.	16,209	Ps.	16,846	Ps.	730	Ps.	134,001

For the years ended December 31, 2022, 2021 and 2020, the Company did not recognize any capitalization of borrowing costs.

Note 12. Leases
During 2022, the activity in the Company's right-of-use assets was as follows:

	Land and buildings		Other (1)	Total
Cost as of January 1, 2022	Ps.	54,944	2,050	56,994
Additions		10,208	478	10,686
Additions from business combinations		21,414	519	21,933
Disposals		(1,464)	(77)	(1,541)
Remeasurements		6,228	494	6,722
Depreciation		(9,366)	(1,106)	(10,472)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		(211)	(145)	(356)
Right-of-use assets, net as of December 31, 2022	Ps.	81,753	2,213	83,966

(1)Other assets mainly include transportation equipment and servers.

As of December 31, 2022, the lease liabilities are integrated as follows:

	December 31, 2022
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps.	14,374
One to five years		45,562
Five to ten years		32,348
More than ten years		14,282
Total undiscounted lease liabilities on December 31		106,566
Lease liabilities included in the statement of financial position on December 31		93,317
Current		12,095
Non-Current	Ps.	81,222

As December 31, 2022, the weighted average incremental borrowing rate was 9.17%.
The interest expense for leases reported in the income statement for the year ended December 31, 2022 was Ps. 5,789.
The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2022 was Ps. 841.
For the year ended December 31, 2022, the amounts recognized in the consolidated statement of cash flows related to leases paid, including interest paid derived from leases, are Ps. 15,108
As of December 31, 2022, the accumulated amount of concessions, decreases or cancellations for rent, which arose as a direct consequence of COVID-19 were not material. The Company applied the practical expedient to all decreases that met the criteria of the amendment to IFRS 16 effective as of June 1, 2020.
During 2021, the activity in the Company's right-of-use assets was as follows:

	Land and buildings		Other (1)	Total
Cost as of January 1, 2021	Ps.	52,764	1,893	54,747
Additions		7,485	386	7,871
Additions from business combinations		1,440	100	1,540
Disposals		(1,337)	(34)	(1,371)
Remeasurements		3,776	188	3,964
Depreciation		(8,363)	(597)	(8,960)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		(821)	24	(797)
Right-of-use assets, net as of December 31 2021	Ps.	54,944	2,050	56,994

(1)Other assets mainly include transportation equipment and servers.

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

As of December 31, 2021, the weighted average incremental borrowing rate was 7.77%.
The interest expense for leases reported in the income statement for the year ended-December 31, 2021 and 2020 was Ps. 5,118 and Ps. 5,074, respectively.
The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2021 and 2020 was Ps. 112 and Ps. 508, respectively.
For the year ended December 31, 2021 and 2020, the amounts recognized in the consolidated statement of cash flows related to leases paid, including interest paid derived from leases, are Ps. 12,325 and Ps. 9,810, respectively.
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
Variable lease payments based on sales
Some leases of retail stores contain variable lease payments that are based on sales that the Company makes at the store. Variable rental payments were not significant for the year ended December 31, 2022 and 2021.
The Company expects the relative proportions of fixed and variable lease payments to remain broadly consistent in future years.
Extension options
Some leases of office buildings, cellars and retail stores contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by FEMSA and not by the lessor, in other words, the lessee has the unilateral right to exercise the extension option. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. FEMSA reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Except for some business units, FEMSA considers that the “reasonably certain” criteria are met when a new lease contract is signed by both the Company and the lessor, which usually occurs within a short period of the expiration of the current lease term. Extension options on leases do not represent a significant impact on the right-of-use assets on December 31, 2022 and 2021.
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
Note 13. Intangible Assets

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships (1)		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2020	Ps.	81,255	Ps.	47,907	Ps.	6,600	Ps.	1,702	Ps.	137,464	Ps.	9,566	Ps.	2,012	Ps.	1,829	Ps.	2,531	Ps.	15,938	Ps.	153,402
Additions		1		—		—		—		1		771		—		111		604		1,486		1,487
Acquisitions from business combinations (see Note 4)		—		12,080		2,101		—		14,181		26		8,596		—		1		8,623		22,804
Changes in fair value of past acquisitions		—		(1,086)		285		—		(801)		—		745		—		22		767		(34)
Transfer of completed development systems		—		—		—		—		—		398		—		—		(398)		—		—
Disposals		—		(183)		(116)		(311)		(610)		(164)		—		(43)		(378)		(585)		(1,195)
Specialty's disposal		—		(1,194)		(215)		(11)		(1,420)		—		—		—		(5)		(5)		(1,425)
Effect of movements in exchange rates		(4,067)		(4,704)		(8)		(4)		(9,323)		276		(1,503)		—		(65)		(1,292)		(10,615)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		38		38		38
Cost as of December 31, 2020	Ps.	76,649	Ps.	52,820	Ps.	8,647	Ps.	1,376	Ps.	139,492	Ps.	10,873	Ps.	9,850	Ps.	1,897	Ps.	2,350	Ps.	24,970	Ps.	164,462

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships (1)		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2021	Ps.	76,649	Ps.	52,820	Ps.	8,647	Ps.	1,376	Ps.	139,492	Ps.	10,873	Ps.	9,850	Ps.	1,897	Ps.	2,350	Ps.	24,970	Ps.	164,462
Additions		2		—		—		127		129		1,140		—		145		1,103		2,388		2,517
Acquisitions from business combinations (see Note 4)		—		7,940		65		—		8,005		—		873		—		1		874		8,879
Transfer of completed development systems		—		—		—		—		—		262		—		—		(262)		—		—
Disposals		—		(12)		—		(10)		(22)		(973)		—		(36)		(102)		(1,111)		(1,133)
Effect of movements in exchange rates		(1,255)		(2,303)		(584)		(80)		(4,222)		(641)		77		—		(682)		(1,246)		(5,468)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		62		62		62
Impairment		—		(1,094)		(55)		—		(1,149)		—		—		—		—		—		(1,149)
Cost as of December 31, 2021	Ps.	75,396	Ps.	57,351	Ps.	8,073	Ps.	1,413	Ps.	142,233	Ps.	10,661	Ps.	10,800	Ps.	2,006	Ps.	2,470	Ps.	25,937	Ps.	168,170

(1)Includes customer relationships related to the acquisitions through Envoy Solutions disclosed in Note 4.

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships (1)		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2022	Ps.	75,396	Ps.	57,351	Ps.	8,073	Ps.	1,413	Ps.	142,233	Ps.	10,661	Ps.	10,800	Ps.	2,006	Ps.	2,470	Ps.	25,937	Ps.	168,170
Additions		—		22		—		12		34		672		—		50		1,476		2,198		2,232
Acquisitions from business combinations (see Note 4)		1,116		33,715		1,077		—		35,908		373		—		—		1,054		1,427		37,335
Changes in fair value of past acquisitions		—		(2,557)		—		—		(2,557)		—		2,955		—		—		2,955		398
Internal developments		—		—		—		—		—		10		—		—		—		10		10
Transfer of completed development systems		—		—		—		—		—		65		—		(50)		(15)		—		—
Disposals		—		—		—		(2)		(2)		(891)		(3)		(29)		—		(923)		(925)
Effect of movements in exchange rates		(756)		(2,057)		(106)		(158)		(3,077)		15		(264)		—		466		217		(2,860)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		80		80		80
Impairment		—		(770)		—		—		(770)		—		—		—		—		—		(770)
Cost as of December 31, 2022	Ps.	75,756	Ps.	85,704	Ps.	9,044	Ps.	1,265	Ps.	171,769	Ps.	10,905	Ps.	13,488	Ps.	1,977	Ps.	5,531	Ps.	31,901	Ps.	203,670

(1)Includes customer relationships related to the acquisitions through Envoy Solutions disclosed in Note 4.

Amortization and Impairment Losses	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Amortization as of January 1 2020	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(5,174)	Ps.	(393)	Ps.	(637)	Ps.	(636)	Ps.	(6,840)	Ps.	(6,840)
Amortization expense		—		—		—		—		—		(1,537)		(467)		(99)		(362)		(2,465)		(2,465)
Disposals		—		—		—		—		—		129		—		—		48		177		177
Effect of movements in exchange rates		—		—		—		—		—		142		32		—		21		195		195
Changes in value on the recognition of inflation effects		—		—		—		—		—		(29)		1		—		—		(28)		(28)
Amortization as of December 31 2020	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,469)	Ps.	(827)	Ps.	(736)	Ps.	(929)	Ps.	(8,961)	Ps.	(8,961)
Amortization as of January 1 2021	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,469)	Ps.	(827)	Ps.	(736)	Ps.	(929)	Ps.	(8,961)	Ps.	(8,961)
Amortization expense		—		—		—		—		—		(1,473)		(791)		(102)		(328)		(2,694)		(2,694)
Disposals		—		—		—		—		—		789		—		—		101		890		890
Effect of movements in exchange rates		—		—		—		—		—		792		10		—		(15)		787		787
Changes in value on the recognition of inflation effects		—		—		—		—		—		(53)		—		—		(1)		(54)		(54)
Amortization as of December 31 2021	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,414)	Ps.	(1,608)	Ps.	(838)	Ps.	(1,172)	Ps.	(10,032)	Ps.	(10,032)
Amortization as of January 1 2022	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,414)	Ps.	(1,608)	Ps.	(838)	Ps.	(1,172)	Ps.	(10,032)	Ps.	(10,032)
Amortization expense		—		—		—		—		—		(1,312)		(915)		(104)		(365)		(2,696)		(2,696)
Disposals		—		—		—		—		—		992		157		3		—		1,152		1,152
Effect of movements in exchange rates		—		—		—		—		—		(193)		(786)		—		(248)		(1,227)		(1,227)
Changes in value on the recognition of inflation effects		—		—		—		—		—		(94)		—		—		(1)		(95)		(95)
Amortization as of December 31 2022	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(7,021)	Ps.	(3,152)	Ps.	(939)	Ps.	(1,786)	Ps.	(12,898)	Ps.	(12,898)

Carrying Amount	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
As of December 31 2020	Ps.	76,649	Ps.	52,820	Ps.	8,647	Ps.	1,376	Ps.	139,492	Ps.	4,404	Ps.	9,023	Ps.	1,161	Ps.	1,421	Ps.	16,009	Ps.	155,501
As of December 31 2021	Ps.	75,396	Ps.	57,351	Ps.	8,073	Ps.	1,413	Ps.	142,233	Ps.	4,247	Ps.	9,192	Ps.	1,168	Ps.	1,298	Ps.	15,905	Ps.	158,138
As of December 31 2022	Ps.	75,756	Ps.	85,704	Ps.	9,044	Ps.	1,265	Ps.	171,769	Ps.	3,884	Ps.	10,336	Ps.	1,038	Ps.	3,745	Ps.	19,003	Ps.	190,772

For the years ended December 31, 2022, 2021 and 2020, the Company did not recognize any capitalization of borrowing costs.
For the years ended December 31, 2022, 2021 and 2020, allocation for amortization expense is as follows:

	2022		2021		2020

Cost of goods sold	Ps.	207	Ps.	254	Ps.	288
Administrative expenses		1,771		1,630		1,412
Selling expenses		718		810		765
	Ps.	2,696	Ps.	2,694	Ps.	2,465

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	2 - 10
Customer Relationships	10 - 25
Alcohol Licenses	12

Coca-Cola FEMSA Impairment Tests for cash-generating Units Containing Goodwill and Distribution Rights
For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill and distribution rights allocated to each CGU are as follows:

	December 31, 2022		December 31, 2021
Mexico	Ps.	56,587	Ps.	56,352
Guatemala		1,691		1,735
Nicaragua		404		438
Costa Rica		1,418		1,407
Panama		1,170		1,238
Colombia		3,051		3,798
Brazil		31,753		30,608
Argentina		426		395
Uruguay		2,512		2,332
Total	Ps.	99,012	Ps.	98,303

Goodwill and distribution rights are tested for impairments annually. The recoverable amounts of the CGUs are based on value-in-use calculations. Value in use was determined by discounting the future cash flows generated from the continuing use of the CGU.

The foregoing forecasts reflect the outcomes that Coca-Cola FEMSA considers most likely to occur based on the current situation of each of the CGUs including the macroeconomic situation in each CGU, the foregoing forecasts could differ from the results obtained over time.

The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used to calculate value in use are: volume, expected annual long-term inflation, and the WACC used to discount the projected flows.

To determine the discount rate, Coca-Cola FEMSA uses the WACC as determined for each of the cash generating units in real terms and as described in following paragraphs.

The estimated discount rates to perform the impairment test for each CGU considers market participants’ assumptions. Market participants were selected considering the size, operations and characteristics of the business that are similar to those of Coca-Cola FEMSA.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated into the projected cash flows. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of Coca-Cola FEMSA and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Coca-Cola FEMSA’s investors. The cost of debt is based on the interest-bearing borrowings Coca-Cola FEMSA is obliged to service, which is equivalent to the cost of debt based on the conditions that a creditor would assess in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

Market participant assumptions are important because, not only do they include industry data for growth rates, management also assesses how the CGU’s position, relative to its competitors, might change over the forecasted period.

The key assumptions used for the value-in-use calculations are as follows:
•Cash flows were projected based on actual operating results and the five-year business plan.
•A WACC for each CGU was applied as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.
The key assumptions by CGU for impairment testing as of December 31, 2022 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation	Expected Volume Growth Rates
			2023‑2027	2023‑2027
Mexico	9.5%	6.5%	4.3%	2.4%
Brazil	11.6%	7.2%	3.9%	4.3%
Colombia	13.9%	8.0%	3.9%	9.5%
Argentina	27.8%	19.8%	68.0%	4.5%
Guatemala	10.2%	7.6%	4.4%	14.8%
Costa Rica	15.4%	10.2%	3.3%	6.4%
Nicaragua	24.6%	11.8%	4.1%	6.0%
Panama	11.0%	8.3%	2.2%	4.0%
Uruguay	10.2%	7.4%	5.7%	4.0%

The key assumptions by CGU for impairment testing as of December 31, 2021 were as follows:

	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation	Expected Volume Growth Rates
CGU			2022‑2026	2022‑2026
Mexico	6.8%	4.9%	3.7%	2.8%
Brazil	9.1%	5.8%	3.3%	7.7%
Colombia	8.7%	5.8%	3.0%	8.4%
Argentina	19.7%	14.5%	35.9%	5.4%
Guatemala	7.9%	6.1%	4.2%	10.7%
Costa Rica	13.5%	9.2%	3.1%	6.5%
Nicaragua	18.3%	10.6%	4.3%	6.4%
Panama	8.5%	6.5%	2.2%	7.0%
Uruguay	8.5%	6.1%	5.0%	4.0%

Sensitivity to Changes in Assumptions
On December 31, 2022, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

CGU	Change in WACC		Change in Volume Growth CAGR (1)	Effect on Valuation
Mexico	+0.3	p.p.	-1.0%	Passes by 4.2x
Brazil	+0.5	p.p.	-1.0%	Passes by 2.6x
Colombia	+0.5	p.p.	-1.0%	Passes by 2.0x
Argentina	+1.9	p.p.	-1.0%	Passes by 8.6x
Guatemala	+0.4	p.p.	-1.0%	Passes by 42.9x
Costa Rica	+0.6	p.p.	-1.0%	Passes by 2.6x
Nicaragua	+0.8	p.p.	-1.0%	Passes by 1.0x
Panama	+0.3	p.p.	-1.0%	Passes by 5.8x
Uruguay	+0.2	p.p.	-1.0%	Passes by 3.9x

(1)Compound Annual Growth Rate (“CAGR”).

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Health Division Impairment Test for cash-generating Units Containing Goodwill

For the purpose of impairment testing, goodwill is allocated and monitored on an individual country basis by operating segment. The Company has integrated its cash-generating units as follows: (i) Health Division are integrated as Mexico, Chile, Colombia and Ecuador for each of them.

As of December 31, 2022 in Health Division there is a significant carrying amount of goodwill allocated in Chile and Colombia as a cash generating unit (South America) with a total carrying amount of Ps. 6,422.
The recoverable amounts are based on the value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: sales, expected annual long-term inflation, and the WACC used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, the Company prepares its estimates based on the current situation of each of the CGUs or group of CGUs.
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
The key assumptions used for the value-in-use calculations are as follows:
•Cash flows were projected based on actual operating results and the five-year business plan. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.
•Cash flows projected based on actual operating results and five-year business plan were calculated using a perpetual growth rate equal to the expected annual population growth, to calculate the terminal recoverable amount.

•A per CGU-specific WACC was applied by Health Division as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.
The key assumptions by CGU for impairment test as of December 31, 2022 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2023‑2027	Expected Volume Growth Rates 2023‑2027
South America	9.3%	6.5%	4.9%	0.6%
(Health Division)
.

The key assumptions by CGU for impairment test as of December 31, 2021 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2022‑2026	Expected Volume Growth Rates 2022‑2026
South America	7.3%	5.3%	3.4%	0.3%
(Health Division)

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACCs to perform its annual impairment testing.
Sensitivity to Changes in Assumptions
On December 31, 2022, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 50 basis points in the sale’s CAGR, concluding that no impairment would be recognized.

CGU	Change in WACC		Change in Sales Growth CAGR (1)	Effect on Valuation
Health Division (South America)	0.0	p.p.	(0.5)%	Passes by 1.41x

(1)Compound Annual Growth Rate (“CAGR”).

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

As of December 31, 2022 in specialized distribution there is a significant carrying amount of final allocated goodwill and trademark rights as a cash-generating unit with a total carrying amount of Ps. 15,549. Goodwill and trademark rights are tested for impairments annually.

The recoverable amounts are based on the value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: sales, expected annual long-term inflation, and the WACC used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, the Company prepares its estimates based on the current situation of each of the CGUs or group of CGUs.

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

The key assumptions used for the value-in-use calculations are as follows:
•Cash flows were projected based on actual operating results and the five-year business plan. The Company believes that this forecasted period is justified due to the non-current nature of the business and past experiences.
•Cash flows projected based on actual operating results and five-year business plan were calculated using a perpetual growth rate equal to the expected annual population growth, to calculate the terminal recoverable amount.
•A per CGU-specific WACC was applied by specialized distribution as a hurdle rate to discount cash flows to get the recoverable amount of the units; the calculation assumes size premium adjustments.
The key assumptions by CGU for impairment test as of December 31, 2022 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2023‑2027	Expected Volume Growth Rates 2023‑2027
United States	7.1%	5.5%	3.5%	1.3%
(Specialized Distribution)

The key assumptions by CGU for impairment test as of December 31, 2021 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2022‑2026	Expected Volume Growth Rates 2022‑2026
United States	5.7%	4.9%	2.4%	2.0%
(Specialized Distribution)

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

On December 31, 2022, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 50 basis points in the sale’s CAGR, concluding that no impairment would be recognized.

CGU	Change in Sales Growth CAGR (1)	Effect on Valuation
United States (Specialized Distribution)	(0.5)%	Passes by 1.76x
——————————
(1)Compound Annual Growth Rate (“CAGR”).

Note 14. Other Non-Current Assets and Other Non-Current Financial Assets
14.1 Other non-current assets

	December 31, 2022		December 31, 2021
Agreement with customers	Ps.	771	Ps.	759
Long-term prepaid advertising expenses		184		213
Guarantee deposits (1)		1,612		1,532
Prepaid bonuses		327		283
Advances to acquire property, plant and equipment		981		460
Recoverable taxes		1,844		1,687
Indemnifiable assets from business combinations (2)		1,555		1,554
Others		1,984		912
	Ps.	9,258	Ps.	7,400

(1)As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits including those related to business acquisitions. See Note 26.7.
(2)Corresponds to indemnification assets that are warranted by former Vonpar owners in accordance with the share purchase agreement.

14.2 Other non-current financial assets

	December 31, 2022		December 31, 2021
Non-current accounts receivable	Ps.	1,686	Ps.	1,245
Derivative financial instruments (see Note 21)		3,520		16,710
Others		923		674
Other investments in equity instruments (1)		17,681		22,442
	Ps.	23,810	Ps.	41,071

(1)Corresponds to the acquisition of a minority stake in Jetro Restaurant Depot as of November 8, 2019. On October 9, 2020, the Company acquired an additional minority stake in Jetro. Refer to Note 3.7.3.

As of December 31, 2022 and 2021, non-current accounts receivable includes mainly receivables measured at its fair value for to Ps. 1,623 and Ps. 1,178, respectively. The fair value is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for receivables of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy.

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
The consolidated statements of financial position and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2022		December 31, 2021
Balances
Due from The Coca-Cola Company (see Note 7) (1) (6)	Ps.	776	Ps.	820
Balance with BBVA Bancomer, S.A. de C.V. (2)		3,891		8,076
Balance with Grupo Scotiabank Inverlat, S.A. (2)		2,350		6,585
Due from Heineken Group (1) (5)		2,455		2,001
Other receivables (1)		114		190
Due to The Coca-Cola Company (4) (6)	Ps.	1,248	Ps.	1,444
Due to BBVA Bancomer, S.A. de C.V. (3)		2,317		1,847
Due to Heineken Group (4) (5)		3,214		3,144
Due to Grupo Financiero Scotiabank Inverlat, S.A. (4)		65		132
Other payables (4)		2,711		1,557

(1)Presented within trade receivables.

(2)Presented within cash and cash equivalents.
(3)Recorded within bank loans and notes payable.
(4)Recorded within trade payables.
(5)Associates.
(6)Non-controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2022, 2021 and 2020, there was no expense resulting from uncollectible balances due from related parties.

Transactions	2022		2021		2020
Income:
Services to Heineken Group (1)	Ps.	3,796	Ps.	2,530	Ps.	3,181
Logistic services to Jugos del Valle (1)		552		514		532
Interest revenues from BBVA Bancomer, S.A. de C.V. (3)		2,297		2,146		1,825
Interest revenues from Grupo Financiero Scotiabank Inverlat, S.A. (3)		455		302		295
Other revenues from related parties		963		814		764
Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.	43,717	Ps.	37,213	Ps.	32,222
Purchases of beer from Heineken Group (1)		16,006		19,552		23,233
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (3)		6,101		4,417		5,774
Advertisement expense paid to The Coca-Cola Company (2) (4)		545		1,482		865
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		4,990		4,102		4,055
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		2,841		2,213		2,123
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (3)		472		72		232
Purchase of sugar from Beta San Miguel (1)		724		938		1,023
Purchase of canned products from IEQSA (1)		577		234		226
Purchases to AdeS Alimentos y Bebidas (1)		—		—		338
Purchase of inventories to Leao Alimentos e Bebidas, L.T.D.A. (1)		215		1,320		1,253
Purchases of Material with Ecolab, Inc (3)		99		450		340
Advertising paid to Grupo Televisa, S.A.B. (3)		123		167		148
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (3)		10		1		7
Donations to Fundación FEMSA, A.C. (3)		232		144		171
Donations to Difusión y Fomento Cultural, A.C. (3)		20		32		55
Donations to ITESM (3)		371		208		310
Purchases of resine to IMER (1)		504		416		308
Other expenses with related parties		57		206		311

(1)Associates.
(2)Non-controlling interest.
(3)Members of the board of directors in FEMSA participate in the board of directors of this entity.
(4)Net of the contributions from The Coca-Cola Company of Ps. 1,170, Ps. 2,437 and Ps. 1,482, for the years ended in 2022, 2021 and 2020, respectively.

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

The aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2022		2021		2020
Short-term employee benefits paid	Ps.	2,381	Ps.	1,934	Ps.	2,112
Postemployment benefits		53		52		45
Termination benefits		63		36		373
Share-based payments		866		853		575

Note 16. Balances and Transactions in Foreign Currencies
Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. For the three years ended on December 31, 2022, 2021 and 2020, the assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets				Liabilities
Balances	Short-Term		Long-Term		Short-Term		Long- Term
As of December 31, 2022
U.S. dollars	Ps.	40,557	Ps.	978	Ps.	11,049	Ps.	111,962
Euros		34		—		400		24,782
Other currencies		46		1,358		6		—
Total	Ps.	40,637	Ps.	2,336	Ps.	11,455	Ps.	136,744
As of December 31, 2021
U.S. dollars	Ps.	74,994	Ps.	983	Ps.	6,310	Ps.	125,447
Euros		74		—		355		27,896
Other currencies		46		1,325		557		—
Total	Ps.	75,114	Ps.	2,308	Ps.	7,222	Ps.	153,343

Transactions	Revenues		Other Operating Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Asset Acquisitions		Other
For the year ended
December 31, 2022
U.S. dollars	Ps.	6,373	Ps.	2,080	Ps.	25,247	Ps.	2,411	Ps.	1,011	Ps.	44	Ps.	4,245
Euros		651		1		253		226		11		3		779
Other currencies		—		—		—		—		16		—		—
Total	Ps.	7,024	Ps.	2,081	Ps.	25,500	Ps.	2,637	Ps.	1,038	Ps.	47	Ps.	5,024
For the year ended
December 31, 2021
U.S. dollars	Ps.	4,261	Ps.	2,107	Ps.	20,009	Ps.	3,466	Ps.	826	Ps.	180	Ps.	2,908
Euros		14		—		81		1,371		16		8		1
Other currencies		7		14		—		—		1		—		64
Total	Ps.	4,282	Ps.	2,121	Ps.	20,090	Ps.	4,837	Ps.	843	Ps.	188	Ps.	2,973
For the year ended
December 31, 2020
U.S. dollars	Ps.	4,213	Ps.	1,478	Ps.	16,398	Ps.	13,660	Ps.	480	Ps.	79	Ps.	2,413
Euros		—		—		35		—		20		—		1
Other currencies		125		52		3		532		3		—		103
Total	Ps.	4,338	Ps.	1,530	Ps.	16,436	Ps.	14,192	Ps.	503	Ps.	79	Ps.	2,517

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 14,
	2022	2021	2023
U.S. dollar	19.3615	20.5835	18.0638
Euro	20.7810	23.2753	19.9740

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
Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for Mexico:

Mexico	December 31, 2022	December 31, 2021	December 31, 2020
Financial:
Discount rate used to calculate the defined benefit obligation	9.90%	8.00%	7.20%
Salary increase	4.75%	4.50%	4.50%
Future pension increases	3.75%	3.50%	3.50%
Healthcare cost increase rate	6.00%	5.10%	5.10%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 2009
Disability (2)	IMSS 97	IMSS‑97	IMSS 97
Normal retirement age	60 YEARS	60 YEARS	60 YEARS
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

Measurement date December:
(1)EMSSA. Mexican Experience of social security.
(2)IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)BMAR. Actuary experience.
In Mexico, the methodology used to determine the discount rate was the Yield or Internal Rate of Return (IRR) which involve a yield curve. In this case, the expected rates for each period were taken from a yield curve of Mexican Federal Government Treasury Bonds (known as CETES in Mexico) because there is no deep market in high-quality corporate obligations in Mexican pesos.
In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.
Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post-Retirement Medical Services		Total
2023	Ps.	747	Ps.	266	Ps.	21	Ps.	1,034
2024		345		205		22		572
2025		419		192		24		635
2026		414		185		25		624
2027		509		182		28		719
2028 to 2032		3,118		928		191		4,237

17.2 Balances of the liabilities for employee benefits

	December 31, 2022		December 31, 2021
Pension and Retirement Plans:
Defined benefit obligation	Ps.	15,113	Ps.	8,015
Pension plan funds at fair value		(14,324)		(2,952)
Effect due to asset ceiling		3,851		—
Net defined benefit liability	Ps.	4,640	Ps.	5,063
Seniority Premiums:
Defined benefit obligation	Ps.	2,068	Ps.	2,108
Seniority premium plan funds at fair value		(128)		(133)
Net defined benefit liability	Ps.	1,940	Ps.	1,975
Postretirement Medical Services:
Defined benefit obligation	Ps.	556	Ps.	647
Medical services funds at fair value		(88)		(85)
Net defined benefit liability	Ps.	468	Ps.	562
Total Employee Benefits	Ps.	7,048	Ps.	7,600

17.3 Trust assets
Trust assets consist of fixed and variable return financial instruments recorded at fair value (Level 1), which are invested as follows:

	2022	2021
Fixed return:
Traded securities	2%	17%
Bank instruments	13%	10%
Federal government instruments of the respective countries	52%	35%
Variable return:
Publicly traded shares	33%	38%
	100%	100%

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
In Mexico, the amounts and types of securities in related parties included in the portfolio fund are as follows:

	December 31, 2022		December 31, 2021
Debt:
BBVA Bancomer, S.A de C.V.	Ps.	9	Ps.	9
Grupo Industrial Bimbo, S.A.B. de C. V.		5		5
El Puerto de Liverpool, S.A.B. de C.V.		—		30
Grupo Financiero Scotiabank Inverlat, S.A. de C.V.		—		10

Equity:
Alfa, S.A.B. de C.V.		—		2
Grupo Industrial Bimbo, S.A.B. de C. V.		—		1
Grupo Aeroportuario del Suereste, S.A.B. de C.V.		—		1
Others		—		4

For the years ended December 31, 2022, 2021 and 2020, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year. There are no restrictions placed on the trustee’s ability to sell those securities. As of December 31, 2022 and 2021, the plan assets did not include securities of the Company in portfolio funds.
17.4 Amounts recognized in the consolidated income statements and the consolidated statement of comprehensive income

	Income Statement								AOCI (1)
December 31, 2022	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	534	Ps.	189	Ps.	(220)	Ps.	313	Ps.	1,686
Seniority premiums		328		21		(27)		150		38
Postretirement medical services		32		26		(29)		45		(35)
Total	Ps.	894	Ps.	236	Ps.	(276)	Ps.	508	Ps.	1,689
December 31, 2021
Pension and retirement plans	Ps.	390	Ps.	39	Ps.	(55)	Ps.	319	Ps.	1,757
Seniority premiums		290		1		(3)		114		853
Postretirement medical services		44		2		(24)		52		202
Total	Ps.	724	Ps.	42	Ps.	(82)	Ps.	485	Ps.	2,812
December 31, 2020
Pension and retirement plans	Ps.	372	Ps.	73	Ps.	—	Ps.	305	Ps.	2,024
Seniority premiums		239		—		—		91		483
Postretirement medical services		44		—		—		54		342
Total	Ps.	655	Ps.	73	Ps.	—	Ps.	450	Ps.	2,849

(1)Amounts accumulated in other comprehensive income as of the end of the period.

For the years ended December 31, 2022, 2021 and 2020, labor costs of Ps. 1,130, Ps. 766 and Ps. 729 have been included in the consolidated income statements in costs of goods sold, administrative expenses, and selling expenses.

Remeasurements of the net defined benefit liability recognized in accumulated other comprehensive income are as follows:

	December 31, 2022		December 31, 2021		December 31, 2020
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	2,078	Ps.	2,099	Ps.	1,624

Actuarial (gains) losses arising from exchange rates		(77)		11		(6)
Remeasurements during the year, net of tax		211		744		312
Actuarial (gains) and losses arising from changes in financial assumptions		(1,848)		(776)		139
Actuarial (gains) and losses arising from changes in demographic assumptions		(71)		—		27
Acquisitions		336		—		—
Return on plan assets		713		—		—
Changes in the effect of limiting a net defined benefit asset to the asset ceiling		319		—		—
Effect of settlement		—		—		3
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	1,661	Ps.	2,078	Ps.	2,099

Remeasurements of the net defined benefit liability include the following:
•The return on plan assets, excluding amounts included in net interest expense.
•Actuarial gains and losses arising from changes in demographic assumptions.
•Actuarial gains and losses arising from changes in financial assumptions.
17.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2022		December 31, 2021		December 31, 2020
Pension and Retirement Plans:
Initial balance	Ps.	8,015	Ps.	7,679	Ps.	7,193
Current service cost		534		390		372
Past service cost		163		2,881		73
Interest expense		687		527		506
Gain on settlement		(280)		(2,884)		—
Remeasurements of the net defined benefit obligation		(2,073)		(42)		326
Foreign exchange (gain) or loss		(134)		28		37
Benefits paid		(1,146)		(564)		(828)
Acquisitions		9,189		—		—
Change in consolidation scope		55		—		—
Employees contributions		103		—		—
Ending balance	Ps.	15,113	Ps.	8,015	Ps.	7,679
Seniority Premiums:
Initial balance	Ps.	2,108	Ps.	1,763	Ps.	1,237
Current service cost		328		290		239
Past service cost		7		836		—
Interest expense		160		124		101
(Gain) or loss on settlement		(13)		(839)		13
Remeasurements of the net defined benefit obligation		(342)		112		309
Benefits paid		(180)		(178)		(136)
Ending balance	Ps.	2,068	Ps.	2,108	Ps.	1,763
Postretirement Medical Services:
Initial balance	Ps.	647	Ps.	812	Ps.	797
Current service cost		32		44		44
Past service cost		26		236		—
Interest expense		52		57		61
Gain on settlement		(29)		(271)		—
Remeasurements of the net defined benefit obligation		(136)		(191)		(59)
Benefits paid		(36)		(40)		(31)
Ending balance	Ps.	556	Ps.	647	Ps.	812

17.6 Changes in the balance of plan assets

	December 31, 2022		December 31, 2021		December 31, 2020
Total Plan Assets:
Initial balance	Ps.	3,170	Ps.	3,001	Ps.	2,880
Actual return on trust assets		(695)		152		113
Foreign exchange loss		1		—		3
Life annuities		(3)		17		5
Acquisitions		12,417		—		—
Benefits paid		(533)		—		—
Plan amendments		(101)		—		—
Change in consolidation scope		59		—		—
Employees´contributions		103		—		—
Employer´s contributions		133		—		—
Administration cost		(11)		—		—
Ending balance	Ps.	14,540	Ps.	3,170	Ps.	3,001

As a result of the Company’s investments in life annuities plans, management does not expect it will need to make material contributions to plan assets to meet its future obligations.
17.7 Variation in assumptions
The Company decided that the relevant actuarial assumptions that are subject to sensitivity and valued using the projected unit credit method, are the discount rate, the salary increase rate and healthcare cost increase rate. The reasons for choosing these assumptions are as follows:
•Discount rate: The rate that determines the value of the obligations over time.
•Salary increase rate: The rate that considers the salary increase which implies an increase in the benefit payable.
•Healthcare cost increase rate: The rate that considers the trends of health care costs which implies an impact on the postretirement medical service obligations and the cost for the year.

The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 1% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and a yield curve projection of long-term Mexican government bonds - CETES:

+1%:	Income Statement						OCI(1)
			(Gain) or		Effect of Net		Remeasurements
Discount rate used to calculate the defined benefit			Loss on		Interest on the Net		of the Net Defined
obligation and the net interest on the net defined	Current		Settlement or		Defined Benefit		Benefit Liability
benefit liability	Service Cost		Curtailment		Liability
Pension and retirement plans	Ps.	640	Ps.	(203)	Ps.	222	Ps.	1,478
Seniority premiums		325		(24)		135		36
Postretirement medical services		48		(26)		38		(26)
Total	Ps.	1,013	Ps.	(253)	Ps.	395	Ps.	1,488

Expected salary increase
Pension and retirement plans	Ps.	764	Ps.	(232)	Ps.	341	Ps.	1,689
Seniority premiums		374		(28)		164		49
Postretirement medical services		58		(29)		45		(35)
Total	Ps.	1,196	Ps.	(289)	Ps.	550	Ps.	1,703

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	71	Ps.	(32)	Ps.	54	Ps.	(47)

-1%:							OCI(1)
			(Gain) or		Effect of Net		Remeasurements
Discount rate used to calculate the defined benefit			Loss on		Interest on the Net		of the Net Defined
obligation and the net interest on the net defined	Current		Settlement or		Defined Benefit		Benefit Liability
benefit liability	Service Cost		Curtailment		Liability
Pension and retirement plans	Ps.	767	Ps.	(233)	Ps.	370	Ps.	1,772
Seniority premiums		374		(28)		166		46
Postretirement medical services		70		(32)		54		(47)
Total	Ps.	1,211	Ps.	(293)	Ps.	590	Ps.	1,771

Expected salary increase
Pension and retirement plans	Ps.	644	Ps.	(203)	Ps.	256	Ps.	1,551
Seniority premiums		324		(24)		136		28
Postretirement medical services		58		(29)		45		(35)
Total	Ps.	1,026	Ps.	(256)	Ps.	437	Ps.	1,544

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	47	Ps.	(26)	Ps.	38	Ps.	(25)

(1)Amounts accumulated in other comprehensive income as of the end of the period.

17.8 Employee benefits expense
For the years ended December 31, 2022, 2021 and 2020, employee benefits expenses recognized in the consolidated income statements as cost of goods sold, administrative and selling expenses are as follows:

	2022		2021		2020
Wages and salaries	Ps.	83,433	Ps.	70,238	Ps.	68,312
Social security costs		13,511		11,737		11,595
Employee profit sharing		2,598		2,035		1,112
Post-employment benefits		1,151		1,176		1,002
Share-based payments		866		854		575
Termination benefits		231		259		201
	Ps.	101,790	Ps.	86,299	Ps.	82,797

Note 18. Bonus Programs
18.1 Quantitative and qualitative objectives
The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives, and special projects.
The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added (“EVA”) methodology. The objective established for the executives at each entity is based on a combination of the EVA generated per entity and the EVA generated by the Company, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects re resent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.
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
The plan is managed by FEMSA’s chief executive officer (“CEO”), with the support of the board of directors, together with the CEO of the respective sub-holding company. FEMSA’s Board of Directors is responsible for approving the plan’s structure, and the annual amount of the bonus. Each year, FEMSA’s CEO in conjunction with the Evaluation and Compensation Committee of the board of directors and the CEO of the respective sub-holding company determines the employees eligible to participate in the plan and the bonus formula to determine the number of shares to be received. As of 2015 the shares vest ratably over a six years period, beginning with January 1, 2016 onwards they ratably vest over a four year period, with retrospective effects, on existing grants recognized in 2016. FEMSA accounts for its share-based payment bonus plan as an equity-settled share-based payment transaction as it will ultimately settle its obligations with its employees by issuing its own shares or those of its subsidiary Coca-Cola FEMSA.
The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust to conduct the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the noncontrolling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, within the line item issuance (purchase) of shares associated with share-based payment plans. Should an employee leave prior to their shares vesting, such employee would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2022, 2021 and 2020, the compensation expense recorded in the consolidated income statement amounted to Ps. 866, Ps. 853 and Ps. 575, respectively.
All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on treasury shares are paid out and affect retained earnings.
As of December 31, 2022 and 2021, the changes in the number of shares held by the trust associated with the Company’s share-based payment plans are as follows:

	Number of Shares
	FEMSA UBD		KOF UBL
	2022	2021	2022	2021
Beginning balance	3,672,586	3,414,900	1,701,074	1,360,158
Shares acquired by the administrative trust to employees	4,256,433	2,221,136	1,266,283	921,125
Shares released from administrative trust to employees upon vesting	(2,206,000)	(1,963,450)	(1,106,978)	(580,209)
Ending balance	5,723,019	3,672,586	1,860,379	1,701,074

The fair value of the shares held by the trust as of the end of December 31, 2022 and 2021 was Ps. 1,117, and Ps. 706, respectively, based on quoted market prices of those dates.

Note 19. Bank Loans and Notes Payable

		On December 31, (1)
													Carrying		Fair		Carrying
													Value at		Value at		Value at
(in millions of Mexican pesos)	2023		2024		2025		2026		2027		2028 and Thereafter		December 31, 2022		December 31, 2022		December 31, 2021
Short-term debt:
Fixed-rate debt:
Colombian pesos
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	311
Interest rate		—		—		—		—		—		—		—		—		2.5%
Argentine pesos
Bank loans		—		—		—		—		—		—		—		—		461
Interest rate		—		—		—		—		—		—		—		—		41.0%
Chilean pesos
Bank loans		1,072		—		—		—		—		—		1,072		1,072		261
Interest rate		12.3%		—		—		—		—		—		12.3%		—		0.7%
Uruguayan pesos
Bank loans		—		—		—		—		—		—		—		—		184
Interest rate		—		—		—		—		—		—		—		—		6.0%
Guatemalan quetzal
Bank loans		—		—		—		—		—		—		—		—		26
Interest rate		—		—		—		—		—		—		—		—		6.3%
Variable-rate debt:
Mexican pesos
Bank loans		790		—		—		—		—		—		790		790		760
Interest rate		12.5%		—		—		—		—		—		12.5%		—		5.9%
Total short-term debt	Ps.	1,862	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,862	Ps.	1,862	Ps.	2,003

(1)All interest rates shown in this table are weighted average contractual annual rates.

		On December 31, (1)

													Carrying Value at December 31, 2022		Fair Value at December 31, 2022		Carrying Value at December 31, 2021(1)
											2028 and Thereafter
(in millions of Mexican pesos)	2023		2024		2025		2026		2027
Long-term debt:
Fixed-rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	24,563	Ps.	24,563	Ps.	18,979	Ps.	27,646
Interest rate		—		—		—		—		—		0.7%		0.8%		—		0.7%
Promissory notes		1,270		682		—		—		186		310		2,448		2,448		—
Interest rate		1.2%		1.1%		—		—		2.1%		2.4%		1.4%		—		—
Swiss franc
Promissory notes		—		482		—		—		—		—		482		482		—
Interest rate		—		0.8%		—		—		—		—		0.8%		—		—
U.S. dollars
Yankee bond (2)		1		—		—		—		—		41,428		41,429		37,058		52,255
Interest rate		3.1%		—		—		—		—		3.1%		3.1%		—		3.1%
Bank of NY (FEMSA USD 2023)		5,808		—		—		—		—		—		5,808		5,777		6,170
Interest rate (1)		2.9%		—		—		—		—		—		2.9%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		13,405		13,405		11,178		14,262
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		48,170		48,170		34,088		51,174
Interest rate (1)		—		—		—		—		—		3.5%		3.5%		—		3.5%
Bank loans		—		2,256		63		—		—		—		2,320		2,320		2,352
Interest rate		—		5.0%		6.8%		—		—		—		5.1%		—		3.6%
Mexican pesos
Senior Notes 22L		—		—		—		—		827		—		827		831		—
Interest rate (1)		—		—		—		—		10.9%		—		10.9%		—		—
Senior Notes 22-2L		—		—		—		—		—		8,436		8,436		8,638		—
Interest rate (1)		—		—		—		—		—		9.7%		9.7%		—		—
Domestic senior notes		7,500		—		—		—		8,493		15,445		31,438		29,191		25,947
Interest rate		5.5%		—		—		—		7.9%		8.3%		7.5%		—		7.0%
Bank loans		117		110		107		57		38		—		429		429		305
Interest rate		9.8%		9.6%		9.6%		10.9%		11.7%		—		10.0%		—		5.7%
Brazilian reais
Bank loans		35		21		—		—		—		—		56		56		94
Interest rate		7.0%		7.0%		—		—		—		—		7.0%		—		6.2%
Chilean pesos
Bank loans		317		—		—		—		—		—		317		317		338
Interest rate		1.2%		—		—		—		—		—		1.2%		—		1.2%
Uruguayan pesos
Bank loans		976		—		—		—		—		—		976		976		1,186
Interest rate		6.3%		—		—		—		—		—		6.3%		—		6.7%
Subtotal	Ps.	16,024	Ps.	3,551	Ps.	170	Ps.	57	Ps.	9,544	Ps.	151,757	Ps.	181,104	Ps.	152,768	Ps.	181,729

(1)All interest rates shown in this table are weighted average contractual annual rates.

		On December 31, (1)

													Carrying Value at December 31, 2022		Fair Value at December 31, 2022		Carrying Value at December 31, 2021(1)
											2028 and Thereafter
(in millions of Mexican pesos)	2023		2024		2025		2026		2027
Variable-rate debt:
Euro
Promissory notes	Ps.	—	Ps.	1,115	Ps.	—	Ps.	—	Ps.	929	Ps.	516	Ps.	2,560	Ps.	2,560	Ps.	—
Interest rate		—		1.1%		—		—		1.0%		1.2%		1.1%		—		—
Swiss franc
Promissory notes		—		691		—		—		—		—		691		691		—
Interest rate		—		0.8%		—		—		—		—		0.8%		—		—
Mexican pesos
Domestic senior notes		—		—		1,727		2,923		—		—		4,650		4,556		5,650
Interest rate (1)		—		—		10.4%		10.4%		—		—		10.4%		—		5.4%
Bank Loans		139		213		95		78		17		—		542		542		330
Interest rate (1)		12.9%		12.8%		13.1%		13.1%		12.7%		—		12.9%		—		6.5%
Brazilian reais
Bank loans		12		7		6		3		—		—		28		28		5
Interest rate		9.8%		9.7%		9.8%		9.8%		—		—		9.8%		—		9.0%
Colombian pesos
Bank loans		33		—		—		—		—		—		33		33		10
Interest rate		5.9%		—		—		—		—		—		5.9%		—		4.5%
Chilean pesos
Bank loans		271		—		—		—		—		—		271		272		858
Interest rate		4.9%		—		—		—		—		—		4.9%		—		1.8%
Subtotal	Ps.	455	Ps.	2,026	Ps.	1,828	Ps.	3,004	Ps.	946	Ps.	516	Ps.	8,775	Ps.	8,682	Ps.	6,853
Total long-term debt	Ps.	16,479	Ps.	5,577	Ps.	1,998	Ps.	3,061	Ps.	10,490	Ps.	152,273	Ps.	189,879	Ps.	161,450	Ps.	188,582
Current portion of long-term debt		—		—		—		—		—		—		(16,479)				(2,637)
													Ps.	191,741			Ps.	190,585

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Interest rate derivatives that have been designated as fair value hedge relationships have been used by Coca-Cola FEMSA to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss on financial instruments” in the period in which they occur. During 2022, we are applying IFRS 9 to the hedged portion of the Senior Notes of US$ 705, which are linked to an interest rate swap. Starting in this year, the hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in P&L under “Market value (gain) loss in financial instruments”. As of December 31, 2022, the Company is recording a gain of Ps. 1,647 in the income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in USD, that resulted from increases in interest rates.

											2028 and	Total		Total
Hedging Derivative Financial Instruments (1)	2023		2024		2025		2026		2027		Thereafter	2022		2021
	(notional amounts in millions of Mexican pesos)														`
Cross-currency swaps:
U.S. dollars to Mexican pesos
Fixed to a variable (3)	Ps.	11,403	Ps.	—	Ps.	—	Ps.	—	Ps.	—	3,679	Ps.	15,082	Ps.	11,403
Interest pay rate		7.0%		—		—		—		—	8.9%		7.4%		7.0%
Interest receive rate		4.0%		—		—		—		—	3.6%		3.9%		4.0%
Fixed to fixed		1,743		—		—		—		—	10,000		11,743		24,235
Interest pay rate		8.2%		—		—		—		—	8.9%		8.8%		8.4%
Interest receive rate		3.3%		—		—		—		—	3.5%		3.5%		3.5%
Fixed to fixed (2)
Interest pay rate		—		—		—		—		—	9.4%		9.4%		9.4%
Interest receive rate		—		—		—		—		—	4.4%		4.4%		4.4%
U.S. dollars to Euro
Fixed to fixed		—		—		—		—		8,735	13,395		22,130		15,078
Interest pay rate		—		—		—		—		3.1%	1.9%		2.4%		1.9%
Interest receive rate		—		—		—		—		3.5%	3.5%		3.5%		3.5%
U.S. dollars to Brazilian reais
Fixed to variable		—		—		—		4,840		1,936	—		6,777		5,146
Interest pay rate		—		—		—		10.7%		2.8%	—		11.5%		9.9%
Interest receive rate		—		—		—		1.9%		2.8%	—		2.1%		2.1%
Fixed to fixed		9,294		—		—		—		—	—		9,294		9,880
Interest pay rate		11.5%		—		—		—		—	—		11.5%		9.5%
Interest receive rate		3.2%		—		—		—		—	—		3.2%		3.9%
Colombian pesos
Fixed to fixed		345		—		—		—		1,131	—		1,476		—
Interest pay rate		8.5%		—		—		—		6.3%	—		6.8%		—
Interest receive rate		2.2%		—		—		—		2.8%	—		2.6%		—
Interest rate swaps:
Fixed to variable rate:		—		—		—		—		—	—		—		6,175
Interest pay rate		—		—		—		—		—	—		—		0.4%
Interest receive rate		—		—		—		—		—	—		—		1.9%
Variable to a fixed rate:		679		2,227		—		—		—	—		2,905		3,225
Interest pay rate		5.8%		3.6%		—		—		—	—		4.1%		4.2%
Interest receive rate		1.8%		1.9%		—		—		—	—		1.9%		1.9%
Variable to fixed rate (3):
Interest pay rate		7.2%		—		—		—		—	—		7.2%		7.2%
Interest receive rate		7.0%		—		—		—		—	—		7.0%		7.0%

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Cross Currency swaps which covers U.S. dollars to Mexican pesos with a notional of Ps.8,869, that have a starting date in 2023; receiving a fixed rate of 4.4% and pay a fixed rate of 9.4%.

(3)Interest rate swaps with a notional amount of Ps.11,403 that receive a variable rate of 7.0% and pay a fixed rate of 7.2%; joined with a cross-currency swap, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.0% and pay a variable rate of 7.0%.

For the years ended December 31, 2022, 2021 and 2020, the interest expense is comprised as follows:

	2022		2021		2020
Interest on debts and borrowings	Ps.	8,129	Ps.	9,356	Ps.	10,789
Finance charges for employee benefits, net		553		476		456
Derivative instruments		1,795		1,970		1,428
Finance operating charges		48		18		(231)
Finance charges payable for leases		5,789		5,118		5,074
	Ps.	16,314	Ps.	16,938	Ps.	17,516

On March 14, 2016, the Company issued long-term debt on the Irish Stock Exchange (“ISE”) in the amount of €.1,000 million, which was made up of senior notes with a maturity of 7 years, a fixed interest rate of 1.75%, and a spread of 155 basis points over the relevant benchmark mid-swap, for a total yield of 1.824%. The Company designated this non-derivative financial liability as a hedge on the net investment in Heineken. These senior notes were prepaid in May 2021, with a settlement price of €. 1,042 million, which includes accrued expenses. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the income statement. As a result of this transaction, the net investment hedge was discontinued without any effects in the income statement. For the year ended December 31, 2021, up to the prepayment date, a foreign exchange gain, net of tax, had been recognized as part of the exchange differences on translation of foreign operations within the cumulative other comprehensive income of Ps. 232. The foreign exchange effects accumulated up to the prepayment date of the senior notes will be recognized in the income statement with the corresponding currency translation effect when a partial or total disposal of Heineken shares occurs.

On January 16, 2020, the Company issued U.S. $1,500 million 3.500% Senior Unsecured Notes at an annual rate of 130 basis points over the relevant benchmark. In addition, on February 12, 2020, the Company placed a re-tap to its US-denominated SEC-registered Senior Unsecured Notes due 2050 and issued U.S. $300 million 3.500% at an annual rate of 137.5 basis points over the relevant benchmark, raising the total outstanding balance to U.S. $1,800 million with an implied yield to maturity of 3.577%. In June 2020, the Company issued U.S. $700 million 3.500% Senior Unsecured Notes due 2050 with an implicit weighted performance of 3.358%. The Company has designated a portion of these non-derivative financial liabilities as a hedge on the net investment. For the year ended December 31, 2022, a foreign exchange gain, net of tax, has been recognized as part of the income on hedge of net investments in foreign operations within the cumulative other comprehensive income of Ps. 1,498.
In March 2020, we entered into certain short-term bank loans in Mexican pesos for an aggregate principal amount of Ps.15,000 million.
In April 2021, the Company issued €. 500 and €. 700 million in debt certificates at a fixed rate of 1.0%, maturing in 2033 and 0.5% maturing in 2028, respectively. On May 21, 2021, this non-derivative financial liability was designated as a hedge on the net investment in Heineken. For the year ended December 31, 2022, a foreign exchange gain, net of tax, has been recognized as part of the income on the hedge of net investments in foreign operations within the cumulative other comprehensive income of Ps. 2,179.
In November 2022, the Company issued $8,446 millions and $827 million in debt certificates at a fixed rate of 9.65%, maturing in 2032 and a floating rate of TIIE28 + 0.10%, maturing in 2027, respectively. In accordance with the terms of the Bonds, they are linked to FEMSA's Sustainability-Linked Bond Framework, the which was adopted and published by the Company in relation to the issuance of the Sustainability-Linked Bond denominated in Euros issued in 2021 in the international capital market, for €700 million in senior notes maturing in 2028, and €500 million in senior notes maturing in 2033.

Coca-Cola FEMSA has the following bonds:
a)registered with the Mexican stock exchange:
i)     Ps. 7,500 (nominal value), maturing in 2023 and a fixed interest rate of 5.46%; ii) Ps. 8,500 (nominal value) with a maturity in 2027 and a fixed interest rate of 7.87%; iii) Ps. 1,727 (nominal value) with a maturity date in 2025 and a floating interest rate of TIIE + 0.08%; iv) Ps. 3,000 (nominal amount) with a maturity date in 2028 and fixed interest rate of 7.35%, v) Ps. 6,965 (nominal amount) on a Sustaninability-Linked Bond (SLB) with a maturity date in 2028 and fixed rate of 7.36%, and vi) Ps. 2,435 (nominal amount) on an SLB with a maturity date in 2026 and floating rate of TIIE + 0.05%, vii)

Ps.5,500 (nominal amount) with a maturity date in 2029 and a fixed rate of 9.95%, viii) Ps.$500 (nominal amount) with a maturity date in 2026 and a floating rate of TIIE + 0.05%.

b)registered with the New York Stock Exchange:
i)    Senior notes of U.S. $1,041 with a fixed interest rate of 2.75% and maturity on January 22, 2030; ii) Senior notes of US. $ 705 with interest at a fixed rate of 1.85% and maturity date on September 1, 2032 and iii) Senior notes of US. $ 489 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043.

The Senior Notes are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., Distribuidora y Manufacturera del Valle de Mexico, S. de R.L. de C.V (as successor guarantor of Servicios Integrados Inmuebles del Golfo, S. de R.L. de C.V.) and Yoli de Acapulco, S. de R.L. de C.V. (the “Guarantors”).
During 2020, Coca-Cola FEMSA obtained (and paid off) bank loans to build enhance liquidity to the COVID-19 pandemic: in Mexico for an amount of Ps. 15,650 at a weighted interest rate of 6.04%, in Argentina and Colombia for an amount of Ps. 1,184. Similarly, on January 22, 2020, Coca-Cola FEMSA prepaid senior notes during the same year in Mexico of US. $900, and on February 18, 2020, Coca-Cola FEMSA paid the total balance of its senior notes in of US. $ 500.
In addition, Coca-Cola FEMSA entered into bank loans in Argentine and Uruguayan peso with some banks for Ps. 711 and Ps. 759, respectively.
During the third quarter of 2021, Coca-Cola FEMSA issued the first SLB in the Mexican market for a total of Ps. 9,400 in the modality of communicating vessels with maturities in 2025 and 2026 and with those resources prepaid bilateral loans denominated in Mexican pesos of: i) Ps. 3,760 with a maturity date of February 2025 and ii) Ps. 5,640 with an expiration date of August 2026. The bond’s interest rate depends on us achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, (2024 and 2026), the interest rate on the bonds will increase by 25 basis points.

Additionally, during 2021, Coca-Cola FEMSA obtained bank loans in local currency in Argentina and Uruguay for Ps. 461 and Ps. 1,114 (nominal amounts) respectively.

During the fourth quarter of 2022, Coca-Cola FEMSA repurchased a portion of the following notes registered with the SEC i) Senior notes of US. $ 209 with maturity date on January 2030, and ii) Senior notes of US. $111 with maturity date on November 2043, representing a net savings of Ps. 408 (nominal amounts).

Additionally during 2022, Coca-Cola FEMSA issued a social and sustainable bond in the Mexican Market on a dual-tranche transaction for an amount of Ps. 6,000.

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

19.1 Reconciliation of liabilities arising from financing activities

	Carrying												Carrying
	Value at												Value at
	January 1, 2022		Cash Flows		Non-cash effects								December 31, 2022
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	7,580	Ps.	(415)	Ps.	—	Ps.	—	Ps.	(78)	Ps.	(375)	Ps.	6,712
Notes payable		183,005		6,718		6,181		—		(8,957)		(1,919)		185,029
Total liabilities from financing activities		190,585		6,303		6,181		—		(9,034)		(2,294)		191,741
Lease liabilities		62,355		(15,108)		21,933		10,686		(356)		13,807		93,317
Total financing activities	Ps.	252,940	Ps.	(8,805)	Ps.	28,114	Ps.	10,686	Ps.	(9,390)	Ps.	11,513	Ps.	285,058

(1) Includes mainly remeasurements of leases, and amortization of transaction costs.

	Carrying
	Value at												Carrying
	January												Value at
	1, 2021		Cash Flows		Non-cash effects								December 31, 2021
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	19,430	Ps.	(11,015)	Ps.	—	Ps.	—	Ps.	(939)	Ps.	104	Ps.	7,580
Notes payable		169,235		12,156		—		—		1,614		—		183,005
Total liabilities from financing activities		188,665		1,141		—		—		675		104		190,585
Lease liabilities		58,308		(12,325)		1,540		7,871		(798)		7,759		62,355
Total financing activities	Ps.	246,973	Ps.	(11,184)	Ps.	1,540	Ps.	7,871	Ps.	(123)	Ps.	7,863	Ps.	252,940

(1)Includes mainly remeasurements of leases, and amortization of transaction costs.

	Carrying
	Value at												Carrying
	January												Value at
	1, 2020		Cash Flows		Non-cash effects								December 31, 2020
									Foreign
					Acquisition		New leases		Exchange		Others
									Income
									(Loss)
Bank loans	Ps.	20,807	Ps.	(1,286)	Ps.	—	Ps.	—	Ps.	221	Ps.	(312)	Ps.	19,430
Notes payable		97,144		67,379		—		—		4,813		(101)		169,235
Total liabilities from financing activities		117,951		66,093		—		—		5,034		(413)		188,665
Lease liabilities		54,679		(9,810)		1,765		7,982		(584)		4,276		58,308
Total liabilities from financing activities		172,630		56,283		1,765		7,982		4,450		3,863		246,973

Note 20. Other Income and Expenses

	2022		2021		2020
Gain on sale of other assets	Ps.	—	Ps.	968	Ps.	—
Gain on sale of long-lived assets		308		208		130
Sale of waste material		33		25		20
Insurance rebates		59		71		35
Foreign exchange gain		175		—		112
Other investment in shares (4)		113		3,245		2,011
Recycling of cumulative gain on sale of joint venture		—		—		212
Recoveries of prior years(1)		333		881		594
Others		67		489		229
Other income	Ps.	1,088	Ps.	5,887	Ps.	3,343
Recoveries of prior years	Ps.	12	Ps.	41	Ps.	—
Impairment of long-lived assets (2)		833		1,427		5,102
Loss in write-off of intangible assets		—		—		375
Disposal of long-lived assets (3)		408		579		915
Contingencies		426		187		804
Severance payments		318		305		465
Donations		512		433		605
Legal fees and other expenses from past acquisitions		231		127		—
Foreign exchange loss		—		86		—
Items without tax requirements		103		173		—
Effect of taxes paid of previous years (5)		—		—		3,253
Other		27		370		862
Other expenses	Ps.	2,870	Ps.	3,727	Ps.	12,381

(1)Following a favorable decision from Brazilian tax authorities received during 2020, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and a positive effect on the operating revenues and other income captions of the condensed consolidated income statements. See Note 25.1.1.
(2)Includes impairment loss related to Corporación Grupo FYBECA S.A. (Health Division) for an amount of Ps. 770 and Ps. 1,170 in 2022 and 2021, respectively; as well as an impairtment loss in Campo Verde (Coca-Cola FEMSA) for an amount of Ps. 256 in 2021. Likewise, includes impairment loss related to Compañía Panameña de Bebibas, S.A.P.I. de C.V., for an amount of Ps. 1,463 million in 2020. Additionally, includes impairment loss related to Leao Alimentos e Bebidas, L.T.D.A., for an amount of Ps. 1,038 million in 2020 (see Note 10). Also, includes impairment loss related to Specialty’s, and Doña Tota in 2020 for an amount of Ps. 2,021 and Ps. 576, respectively. The impairment losses in 2020 were mainly driven by mobility restrictions that impacted customer behavior and the economic crisis generated by the COVID-19 pandemic.
(3)Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(4)During 2021 and 2020, the Company received a dividend income related to its investment in Jetro Restaurant Depot.
(5)Interest and penalties associated with taxes paid from previous years.

Note 21. Financial Instruments

Fair Value of Financial Instruments
The Company’s financial assets and liabilities that are measured at fair value are based on level 1 and 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2022, and 2021:

	December 31, 2022		December 31, 2021
	Level 1	Level 2	Level 1	Level 2
Financial instrument (current asset)	351	9,710	764	865
Financial instrument (non-current asset)	14,540	21,201	3,170	39,152
Financial instrument (current liability)	64	406	35	103
Financial instrument (non-current liability)	—	5,651	—	1,635

21.1 Total debt
The fair value of bank loans is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for the debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2022 and 2021, which is considered to be level 1 in the fair value hierarchy.

	December 31, 2022		December 31, 2021
Carrying value	Ps.	191,741	Ps.	190,585
Fair value		163,312		198,232

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
On December 31, 2022, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2022		December 31, 2022
2023	Ps.	11,675	Ps.	—	Ps.	236
2024		2,227		—		129
2032		9,681		(1,728)		—

On December 31, 2021, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2021	December 31, 2021
2022	Ps.	131	Ps. (1)	Ps.	—
2023		12,129	—		177
2024		2,367	(39)		—
2032		6,175	—		170

The net effect of expired contracts treated as hedges is recognized as interest expense within the consolidated income statements.
21.3 Forward agreements to purchase foreign currency
The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. Foreign exchange forward contracts measured at fair value are designated hedging instruments in cash flow hedges of forecast inflows in euros and forecast purchases of raw materials in U.S. dollars. These forecast transactions are considered to be highly probable.
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
On December 31, 2022, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2022		December 31, 2022
2023	Ps.	10,828	Ps.	(399)	Ps.	61
2024		2		—		—

On December 31, 2021, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2021		December 31, 2021
2022	Ps.	6,384	Ps.	(104)	Ps.	78
2023		23		(2)		—
2024		2		—		—

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
On December 31, 2022, the Company had the following outstanding cross–currency swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2022		December 31, 2022
2023	Ps.	27,804	Ps.	(7)	Ps.	9,435
2024		497		(3)		247
2025		1,010		—		385
2026		5,971		(924)		364
2027		17,809		(689)		95
2029		14,620		—		1,664
2030		3,679		(104)		110
2035		10,000		(2,203)		—
2043		8,869		—		505

On December 31, 2021, the Company had the following outstanding cross–currency swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2021		December 31, 2021
2022	Ps.	4,872	Ps.	—	Ps.	982
2023		24,403		—		12,379
2024		1,400		—		438
2025		10,667		(1,564)		154
2026		6,348		(1)		220
2027		7,204		—		366
2029		16,389		(21)		655
2030		3,911		(8)		404
2043		8,869		—		1,553

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
On December 31, 2022, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2022		December 31, 2022
2023	Ps.	1,688	Ps.	(46)	Ps.	328
2024		468		—		21

On December 31, 2021, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2021		December 31, 2021
2022	Ps.	2,020	Ps.	(7)	Ps.	502
2023		769		—		195

On December 31, 2022, Coca-Cola FEMSA had the following aluminum price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2022		December 31, 2022
2023	Ps.	662	Ps.	(18)	Ps.	1

On December 31, 2021, Coca-Cola FEMSA had the following aluminum price contracts:

			Fair Value Asset
	Notional		December 31,
Maturity Date	Amount		2021
2022	Ps.	102	Ps.	62

On December 31, 2022, Coca-Cola FEMSA had no outstanding paraxylene and monoethylene glycol or PX + MEG (resin) price contracts.

On December 31, 2021, Coca-Cola FEMSA had the following PX+MEG (resin) contracts:

					Fair Value Asset
	Notional		Fair Value Liability		December 31,
Maturity Date	Amount		December 31, 2021		2021
2022	Ps.	470	Ps.	(28)	Ps.	5

21.6 Disposal of Estrella Azul
On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the company agreed with the buyer that the Company could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business (level 3 inputs) and calculated their net present value. As of December 31, 2022 and 2021, the financial assets recognized in the consolidated statement of financial position have a total value of Ps. 5 and Ps. 5, respectively.
21.7 Net effects of expired contracts that met hedging criteria

	Impact in Consolidated
	Income Statement	2022		2021		2020
Cross-currency swaps (1)	Interest expense	Ps.	1	Ps.	—	Ps.	(109)
Cross-currency swaps (1)	Foreign exchange		(5)		—		1,212
Interest rate swaps	Interest expense		—		—		(163)
Forward agreements to purchase foreign currency	Foreign exchange		565		41		(167)
Commodity price contracts	Cost of goods sold		599		1,245		(129)
Options to purchase foreign currency	Cost of goods sold		—		—		8
Forward agreements to purchase foreign currency	Cost of goods sold		(681)		(788)		839
Treasury locks	Interest expense		—		—		153

(1)This amount corresponds to the settlement of cross-currency swaps portfolio in Brazil presented as part of the other financial activities.

21.8 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

	Impact in Consolidated
Type of Derivatives	Income Statement	2022		2021	2020
Cross currency swaps and interest rate swaps	Market value gain (loss) on financial instruments	Ps.	(2,270)	80	(212)
21.9 Net effect of expired contracts that did not meet the criteria for hedge accounting purposes

	Impact in Consolidated
Type of Derivatives	Income Statement	2022		2021		2020
Cross currency swaps and interest rate swaps	Market value gain (loss) on financial instruments	Ps.	—	Ps.	—	Ps.	(212)

21.10 Risk management
The Company has exposure to the following financial risks:
•Market risk;
•Interest rate risk;
•Liquidity risk; and
•Credit risk.
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
In these hedging relationships, the main sources of inefficiency are:
•The effect of the credit risk of the counterparty and the Company on the fair value of foreign currency forward contracts; and
•Changes in the periods covered.
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
The Company’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and commodity prices. The Company enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk, and commodity prices risk including:
•Forward agreements to purchase foreign currency to reduce its exposure to the risk of exchange rate fluctuations.
•Cross-currency swaps to reduce its exposure to the risk of exchange rate fluctuations.
•Commodity price contracts to reduce its exposure to the risk of fluctuation in the costs of certain raw materials.
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

	Change in
Foreign Currency Risk	Exchange Rate	Effect on Equity
2022
FEMSA (1)	+10% MXN/USD	Ps.	6
	‑10% MXN/USD		(6)
	+10% MXN/EUR		1
	‑10% MXN/EUR		(1)
	+7% CHF/EUR		44
	‑7% CHF/EUR		(44)
Coca-Cola FEMSA	+10% MXN/USD		512
	‑10% MXN/USD		(512)
	+18% BRL/USD		550
	‑18% BRL/USD		(550)
	+7% UYU/USD		25
	‑7% UYU/USD		(25)
	+17% COP/USD		112
	‑17% COP/USD		(112)
	+3% ARS/USD		10
	‑3% ARS/USD		(10)
	+7% CRC/USD		24
	-7% CRC/USD		(24)

2021
FEMSA (1)	+11% MXN/USD	Ps.	4
	‑11% MXN/USD		(4)
	+16% BRL/USD		37
	‑16% BRL/USD		(37)
Coca-Cola FEMSA	+11% MXN/USD		298
	‑11% MXN/USD		(298)
	+16% BRL/USD		284
	‑16% BRL/USD		(284)
	+4% UYU/USD		7
	‑4% UYU/USD		(7)
	+11% COP/USD		81
	‑11% COP/USD		(81)
	+1% ARS/USD		3
	‑1% ARS/USD		(3)
	+3% CRC/USD		10
	‑3% CRC/USD		(10)

2020
FEMSA (1)	+19% MXN/USD	Ps.	327
	‑19% MXN/USD		(327)
	+21% BRL/USD		240
	‑21% BRL/USD		(240)
Coca-Cola FEMSA	+19% MXN/USD		884

	Change in
Foreign Currency Risk	Exchange Rate	Effect on Equity
	‑19% MXN/USD	(884)
	+21% BRL/USD	357
	‑21% BRL/USD	(357)
	+9% UYU/USD	21
	‑9% UYU/USD	(21)
	+16% COP/USD	142
	‑16% COP/USD	(142)
	+2% ARS/USD	2
	‑2% ARS/USD	(2)

(1)Does not include Coca-Cola FEMSA.

	Change in
Cross Currency Swaps (1) (2)	Exchange Rate	Effect on Equity		Effect on Profit or Loss
2022
FEMSA (3)	+21% CLP/USD	Ps.	—	Ps.	966
	‑21% CLP/USD		—		(966)
	+10% MXN/USD		—		2,647
	‑10% MXN/USD		—		(2,647)
	+21% COP/USD		—		354
	‑21% COP/USD		—		(354)
	+18% USD/BRL		—		18
	‑18% USD/BRL		—		(18)
	+10% EUR/USD		—		1,315
	‑10% EUR/USD		—		(1,315)
	+10% EUR/MXN		—		(902)
	‑10% EUR/MXN		—		902
Coca-Cola FEMSA	+10% MXN/USD		1,220		—
	‑10% MXN/USD		(1,220)		—
	+18% BRL/USD		2,893		—
	‑18% BRL/USD		(2,893)		—

2021
FEMSA (3)	+13% CLP/USD	Ps.	—	Ps.	552
	‑13% CLP/USD		—		(552)
	+11% MXN/USD		—		3,404
	‑11% MXN/USD		—		(3,404)
	+11% COP/USD		—		235
	‑11% COP/USD		—		(235)
	+15% MXN/BRL		—		123
	‑15% MXN/BRL		—		(123)
Coca-Cola FEMSA	+6% EUR/USD		—		1,049
	‑6% EUR/USD		—		(1,049)
	+11% MXN/USD		1,645		—
	‑11% MXN/USD		(1,645)		—
	+16% BRL/USD		2,300		—
	‑16% BRL/USD		(2,300)		—

2020
FEMSA (3)	+13% CLP/USD	Ps.	—	Ps.	717
	‑13% CLP/USD		—		(717)
	+19% MXN/USD		—		6,381
	‑19% MXN/USD		—		(6,381)
	+16% COP/USD		—		426
	‑16% COP/USD		—		(426)
	+19% MXN/BRL		—		238
	‑19% MXN/BRL		—		(238)
Coca-Cola FEMSA	+19% MXN/USD		5,507		—
	‑19% MXN/USD		(5,507)		—
	+21% BRL/USD		2,161		—
	‑21% BRL/USD		(2,161)		—

(1)The sensitivity analysis effects include all subsidiaries of the Company.
(2)Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(3)Does not include Coca-Cola FEMSA.

	Change in
Net Cash in Foreign Currency (1)	Exchange Rate	Effect on Profit or Loss
2022
FEMSA (2)	+10% EUR/ +10 % USD	Ps.	1,779
	‑10% EUR/ -10 % USD		(1,779)
Coca-Cola FEMSA	+10% USD		2,282
	‑10% USD		(2,282)

2021
FEMSA (2)	+10% EUR/ +11% USD	Ps.	4,931
	‑10% EUR/ -11% USD		(4,931)
Coca-Cola FEMSA	+11% USD		3,200
	‑11% USD		(3,200)

2020
FEMSA (2)	+18% EUR/ +19 % USD	Ps.	8,827
	‑18% EUR/ -19 % USD		(8,827)
Coca-Cola FEMSA	+18% USD		5,755
	‑18% USD		(5,755)

(1)The sensitivity analysis effects include all subsidiaries of the Company.
(2)Does not include Coca-Cola FEMSA.

	Change in
Commodity Price Contracts (1)	U.S.$ Rate	Effect on Equity
2022
Coca-Cola FEMSA	Sugar -22%	Ps.	(333)
	Alumimum -35%	Ps.	(4,520)

2021
Coca-Cola FEMSA	Sugar -28%	Ps.	(714)
	Aluminum -24%	Ps.	(39)

2020
Coca-Cola FEMSA	Sugar - 32%	Ps.	(515)
	Aluminum - 16%	Ps.	(289)

(1)Effects on commodity price contracts are only in Coca-Cola FEMSA.

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

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

	Change in
Interest Rate Swap (1)	Bps.	Effect on Equity
2022
FEMSA (2)	(100 Bps.)	Ps.	(90)

2021
FEMSA (2)	(100 Bps.)	Ps.	(212)

2020
FEMSA (2)	(100 Bps.)	Ps.	(354)

(1)The sensitivity analysis effects include all subsidiaries of the Company.
(2)Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2022		2021		2020
Change in interest rate		+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	(249)	Ps.	(627)	Ps.	(110)

21.10.3 Liquidity risk
Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2022 and 2021, 46.5% and 47.4%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements (e.g., acquisitions, investments or capital expenditures) when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of more favorable terms of its financing market conditions. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.
The Company’s principal source of liquidity has generally been cash generated from its operations. The Company has traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and Proximity Division - Americas, Health Division and Fuel Division are on a cash or short-term credit basis, and OXXO stores can finance a significant portion of their initial and ongoing inventories with supplier credit. The Company’s principal use of cash has generally been for capital expenditure programs, acquisitions, debt repayment and dividend payments.
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
The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2022, see Note 19. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.
The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2022. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest and excluding IFRS 16 lease liabilities) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing on December 31, 2022.

											2028 and thereafter
	2023		2024		2025		2026		2027
Non-derivative financial liabilities:
Notes and bonds	Ps.	17,257	Ps.	3,610	Ps.	5,464	Ps.	6,677	Ps.	12,166	Ps.	222,563
Loans from Banks		4,594		5,092		301		158		1,317		813
Lease liabilities		14,374		—		—		—		45,562		46,630
Derivative financial liabilities		(4,359)		118		24		571		328		(6,421)

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
The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the statement of financial position at December 31, 2022 and 2021 is the carrying amounts, see Note 7.
The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (“CSA”) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2022, the Company concluded that the maximum exposure to credit risk related to derivative financial instruments is not significant given the high credit rating of its counterparties.
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
As of December 31, 2022, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates are as follows:

	Maturity
	1‑6 months	6‑12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	3,416	2,485	2
Average exchange rate MXN/USD	20.72	20.88	24.33
Net exposure	1,857	746	—
Average exchange rate BRL/USD	5.34	5.55	—
Net exposure	407	207	—
Average exchange rate COP/USD	4,502	4,977	—
Net exposure	437	—	—
Average exchange rate ARS/USD	231.40	—	—
Net exposure	299	139	—
Average exchange rate URY/USD	42.51	42.74	—
Net exposure	332	182	—
Average exchange rate CRC/USD	686.50	664.50	—
Net exposure	293	—	—
Average exchange rate ARS/MXN	10.57	—	—
Foreign exchange currency swap contracts
Net exposure	12,670	1,743	29,324
Average exchange rate MXN/USD	12.67	19.08	18.11
Net exposure	—	9,294	6,874
Average exchange rate BRL/USD	—	4	5.28
Net exposure	345	250	2,313
Average exchange rate COP/USD	3,926	2,333.06	3,510.06
Net exposure	3,306	—	1,225
Average exchange rate CLP/USD	774.49	—	677
Net exposure	—	—	22,130
Average exchange rate EUR/USD	—	—	0.91
Interest rate risk
Interest rate swaps
Net exposure	—	—	9,681
Interest rate average BRL	—	—	0.16%
Net exposure	—	—	11,403
Interest rate average MXN	—	—	7.17%
Net exposure	271	—	—
Interest rate average CLP	5.79%	—	—
Net exposure	—	—	3
Interest rate average USD	—	—	3.57%
Commodities risk
Aluminum	294	368	—
Average price (USD/Ton)	2,483	2,480	—
Sugar	1,058	631	468
Average price (USD cent/Lb)	17.62	17.08	17.14

As of December 31, 2021, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates are as follows:

	Maturity
	1‑6 months		6‑12 months		More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	Ps.	1,996	Ps.	1,068	Ps.	25
Average exchange rate MXN/USD		20.90		21.43		24.33
Net exposure		1,171		593		—
Average exchange rate BRL/USD		5.44		5.97		—
Net exposure		497		191		—
Average exchange rate COP/USD		3,858		3,952		—
Net exposure		280		—		—
Average exchange rate ARS/USD		122.56		—		—
Net exposure		165		48		—
Average exchange rate URY/USD		45.51		46.30		—
Net exposure		211		120		—
Average exchange rate CRC/USD		646.33		650.71		—
Foreign exchange currency swap contracts
Net exposure		—		—		44,507
Average exchange rate MXN/USD		—		—		16.41
Net exposure		—		—		15,026
Average exchange rate BRL/USD		—		—		4.47
Net exposure		—		—		885
Average exchange rate BRL/MXN		—		—		0.22
Net exposure		1,038		321		2,384
Average exchange rate COP/USD		3,207.80		3,240		3,431.99
Net exposure		—		3,514		1,311
Average exchange rate CLP/USD		—		696.02		677
Net exposure		—		—		15,078
Average exchange rate EUR/USD		—		—		0.86
Interest rate risk
Interest rate swaps
Net exposure		—		—		6,175
Interest rate average BRL		—		—		0.09%
Net exposure		—		—		11,403
Interest rate average MXN		—		—		7.17%
Net exposure		—		131		726
Interest rate average CLP		—		6.55%		5.79%
Net exposure		—		—		2,367
Interest rate average USD		—		—		3.57%
Commodities risk
Aluminum		67		35		—
Average price (USD/Ton)		1,722		1,777		—
Sugar		1,366		653		769
Average price (USD cent/Lb)		15.22		14.76		14.74

	Maturity
	1‑6 months	6‑12 months	More than 12
PX+MEG	337	134	—
Average price (USD /Ton)	934	866	—

As of December 31, 2022, a reconciliation per category of equity components and an analysis of OCI components, net of tax; generated by the cash flow hedges were as follows:

	Hedging
	reserve
Balances at beginning of the period	Ps.	4,121
Cash flows hedges
Fair value changes:
Foreign exchange currency risk – Purchase of stock		(908)
Foreign exchange currency risk – Other stock		(5,538)
Interest rate risk		199
Commodity price contracts – Purchase of stock		235
The amounts reclassified to profit and loss:
Foreign exchange currency risk – Other stock		2,696
Interest rate risk		—
The amounts included in non-financial costs:
Foreign exchange currency risk – Purchase of stock		526
Commodity price contracts – Purchase of stock		(613)
Taxes due to changes in reserves during the period		1,163
Balances at the end of the period	Ps.	1,881

Impact of hedging on equity
Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign currency option		Foreign currency option		Cross-currency swaps		Interest rate swaps		Treasury Lock contracts		Commodity price contracts		Total holders of the parent		Non-controlling interest		Total
As at January 1, 2021	Ps.	(541)	Ps.	—	Ps.	2,729	Ps.	(442)	Ps.	—	Ps.	109	Ps.	1,854	Ps.	(274)	Ps.	1,580
Financial instruments – purchases		33		—		1,040		—		—		202		1,274		541		1,816
Change in fair value of financial instruments recognized in OCI		(13)		—		2,036		584		—		390		2,998		2,088		5,086
Amount reclassified from OCI to profit or loss		568		—		(1,587)		—		—		(539)		(1,558)		(325)		(1,883)
Foreign currency revaluation of the net foreign operations		—		—		(654)		—		—		—		(654)		(836)		(1,490)
Effects of changes in foreign exchange rates		3		—		4		—		—		(4)		3		2		5
Tax effect		(175)		—		(165)		(175)		—		(16)		(531)		(460)		(992)
As at December 31, 2021	Ps.	(124)	Ps.	—	Ps.	3,403	Ps.	(34)	Ps.	—	Ps.	141	Ps.	3,385	Ps.	736	Ps.	4,121
Financial instruments – purchases		(223)		—		(2,080)		—		—		(23)		(2,326)		(269)		(2,595)
Change in fair value of financial instruments recognized in OCI		(211)		—		(3,231)		199		—		133		(3,110)		(1,500)		(4,610)
Amount reclassified from OCI to profit or loss		303		—		2,674		—		—		(289)		2,688		(79)		2,609
Foreign currency revaluation of the net foreign operations		—		—		513		—		—		—		513		670		1,183
Effects of changes in foreign exchange rates		2		—		1		—		—		1		4		6		10
Tax effect		30		—		769		(54)		—		59		804		359		1,163
As at December 31, 2022	Ps.	(223)	Ps.	—	Ps.	2,049	Ps.	111	Ps.	—	Ps.	22	Ps.	1,958	Ps.	(77)	Ps.	1,881

Note 22. Non-Controlling Interest in Consolidated Subsidiaries
An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2022 and 2021 is as follows:

	December 31, 2022		December 31, 2021
Coca-Cola FEMSA	Ps.	72,128	Ps.	69,692
Other		3,069		2,824
	Ps.	75,197	Ps.	72,516

The changes in the FEMSA’s non-controlling interest were as follows:

	2022		2021		2020
Balance at beginning of the period	Ps.	72,516	Ps.	69,444	Ps.	73,762
Net income of non-controlling interest		10,834		9,183		5,686
Other comprehensive loss:		(2,198)		(368)		(5,793)
Exchange differences on translation of foreign operation		(1,558)		(1,342)		(5,958)
Remeasurements of the net defined benefits liability		173		(36)		(169)
Valuation of the effective portion of derivative financial instruments		(813)		1,010		334
Dividends		(6,176)		(5,729)		(5,524)
Share based payment		(57)		(14)		(64)
Acquisition of Envoy Solutions non-controlling interest (see Note 4.1)		—		—		1,298
Other acquisitions and remeasurements		5		—		79
Repurchase of non-controlling interests		(79)		—		—
Contribution from non-controlling interest		352		—		—
Balance at end of the period	Ps.	75,197	Ps.	72,516	Ps.	69,444

Non-controlling interest’s accumulated other comprehensive income is comprised as follows:

	December 31, 2022		December 31, 2021
Exchange differences on translation foreign operation	Ps.	(9,557)	Ps.	(7,999)
Remeasurements of the net defined benefits liability		(422)		(595)
Valuation of the effective portion of derivative financial instruments		(80)		733
Accumulated other comprehensive income	Ps.	(10,059)	Ps.	(7,861)

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which holds Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.
Summarized financial information in respect of Coca-Cola FEMSA is set out below:

	December 31, 2022		December 31, 2021
Total current assets	Ps.	79,212	Ps.	80,364
Total non-current assets		198,783		191,203
Total current liabilities		57,960		46,221
Total non-current liabilities		88,159		97,774
Total revenue	Ps.	226,740	Ps.	194,804
Consolidated net income		19,626		16,331
Consolidated comprehensive income for the year, net of tax	Ps.	15,767	Ps.	15,764
Net cash flows generated from operating activities		35,491		32,721
Net cash flows used in investing activities		(19,597)		(9,547)
Net cash flows used in financing activities		(20,847)		(20,263)

22.1 Options embedded from past acquisitions
Health Division entered into option transactions regarding the remaining 40% non-controlling interest not held by Health Division.
On December 13, 2019, the former controlling shareholders of Socofar exercised their put option to sell the remaining 40% non-controlling interest to Health Division at the fair value of the interest. As of December 31, 2019, the Company recognized a loss in the consolidated statements of changes in equity and Socofar has been included 100% in the consolidated statements of financial position.
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
For the 90 days beginning the fifth anniversary of the closing of the purchase of the 89.5% controlling interest of NW Synergy Holdings, LLC (the purchase of NW Synergy, now Envoy Solutions LLC), and for a period of 90 days beginning from the sixth to tenth anniversary of the purchase of NW Synergy, the Company shall have the right to require any non-controlling member or both to sell their entire interest in the partnership at a price equal to the market value, provided that, the Company does not exercise such right during the fifth and sixth anniversary of the closing date of the purchase. Considering that this option can be exercised at fair value at the date of the event, its intrinsic value is not significantly different from zero as of December 31, 2022.

Note 23. Equity
23.1 Equity accounts
The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units. As of December 31, 2022 and 2021, the common stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.
The characteristics of the common shares are as follows:
•Series “B” shares, with unlimited voting rights, which at all times must represent a minimum of 51% of total capital stock;
•Series “L” shares, with limited voting rights, which may represent up to 25% of total capital stock; and
•Series “D” shares, with limited voting rights, which individually or jointly with series “L” shares may represent up to 49% of total capital stock.
The Series “D” shares are comprised as follows:
•Subseries “D-L” shares may represent up to 25% of the series “D” shares;
•Subseries “D-B” shares may comprise the remainder of outstanding series “D” shares; and
•The non-cumulative premium dividend to be paid to series “D” shareholders will be 125% of any dividend paid to series “B” shareholders.
The Series “B” and “D” shares are linked together in related units as follows:
•“B units” each of which represents five series “B” shares, and which are traded on the BMV; and
•“BD units” each of which represents one series “B” share, two subseries “D-B” shares and two subseries “D-L” shares, and which are traded both on the BMV and the NYSE.

As of December 31, 2022 and 2021, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540
Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2022 and 2021, this reserve amounted to Ps. 596.
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
Dividends paid more than CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. A new Income Tax Law (“LISR”) went into effect on January 1, 2014; such law no longer includes the tax consolidation regime which allowed calculating the CUFIN on a consolidated basis; therefore, beginning in 2014, distributed dividends must be taken from the individual CUFIN balance of FEMSA, which can be increased with the subsidiary companies’ individual CUFINES through the transfers of dividends. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2022 amounted to Ps. 294,037. Dividends distributed to its stockholders who are individuals and foreign residents must withhold 10% for LISR purposes, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balances as of December 31, 2013.
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
At an ordinary shareholders’ meeting of FEMSA held on April 8, 2022, the shareholders approved a dividend of Ps.11,358 that was paid 50% on May 5, 2022, and the other 50% on November 7, 2022; and a reserve for share repurchase of a maximum of Ps. 17,000. As of December 31, 2022, the Company has not repurchased shares. Treasury shares resulting from the share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 28, 2022, the shareholders approved a dividend of Ps. 11,407 that was paid 50% on May 3, 2022, and the other 50% on November 3, 2022. The corresponding payment to the non-controlling interest was Ps. 6,021.

For the years ended December 31, 2022, 2021 and 2020 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2022		2021		2020
FEMSA	Ps.	11,358	Ps.	7,687	Ps.	10,360
Coca-Cola FEMSA (100% of dividend)		11,407		10,588		10,210

For the years ended December 31, 2022, 2021 and 2020 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2022		2021		2020
“B”	Ps.	0.56600	Ps.	0.38333	Ps.	0.51667
“D”		0.70850		0.47917		0.64583

23.2 Capital management
The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance to obtain the lowest cost of capital available. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2022 and 2021.
The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 23.1) and debt covenants (see Note 19).
The Company's Finance, Planning and the Corporate Practices Committees review the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both national and international, currently rated as of December 31, 2022 AAA and BBB+ respectively, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2. As a result, before entering into new business ventures, acquisitions or divestitures, management evaluates the optimal ratio of debt to EBITDA to maintain its credit rating.

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

	2022				2021					2020
	Per Series		Per Series		Per Series		Per Series		Per Series		Per Series
	“B” Shares		“D” Shares		“B” Shares		“D” Shares		“B” Shares		“D” Shares
(in millions of shares)
Weighted average number of shares for basic earnings per share		9,241.72		8,625.92		9,242.88		8,630.54		9,243.59		8,633.38
Effect of dilution associated with non-vested shares for share based payment plans		4.70		18.79		3.54		14.17		2.83		11.33
Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,246.42		8,644.71		9,246.42		8,644.71		9,246.42		8,644.71
Dividend rights per series (see Note 23.1)		100%		125%		100%		125%		100%		125%
Weighted average number of shares further adjusted to reflect dividend rights		9,246.42		10,805.89		9,246.42		10,805.89		9,246.42		10,805.89
Basic earnings per share		1.19		1.49		1.42		1.78		(0.10)		(0.12)
Diluted earnings per share		1.19		1.49		1.42		1.78		(0.10)		(0.12)
Allocation of earnings, weighted		46.11%		53.89%		46.11%		53.89%		46.11%		53.89%
Net controlling interest income allocated	Ps.	11,025	Ps.	12,884	Ps.	13,139	Ps.	15,356	Ps.	(890)	Ps.	(1,040)

Note 25. Taxes
25.1 Recoverable taxes
Recoverable taxes are mainly the result of higher provisional payments of value added tax and income tax in Mexico during 2022 in comparison to the current year provision, which will be compensated in future years. The operations in Guatemala, Panama, Nicaragua and Colombia are subject to a minimum tax. In Guatemala and Colombia this tax is recoverable under certain circumstances only. Guatemala’s tax basis is determined considering the highest between total assets and net income; in Colombia the tax basis is equity.
25.1.1 Exclusion of the State VAT (ICMS) on the federal sale taxes (PIS / COFINS) calculate basis
On March 15, 2017 the Brazilian Federal Supreme Court (STF) ruled that the inclusion of the VAT (ICMS) on federal sales taxes (PIS and COFINS) taxable basis was unconstitutional. During 2019, our companies in Brazil obtained conclusive favorable motions over this exclusion of VAT (ICMS) over PIS / COFINS calculation. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and recovery of the taxes paid becomes virtually certain. During 2022, 2021 and 2020, the administrative formalities for three of the motions and the recoverable taxes were concluded and were recorded in other operating revenues in the income statement.

As of December 31, 2022 and 2021 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 1,060 and Ps. 1,243.
25.2 Tax Reforms
Chile
In 2020 Corporate Income Tax rate in Chile remains 27%. The Chilean tax authority included an instant depreciation regime of 50% for the acquisition of new assets acquired between January 1, 2020 and December 31, 2021, with the possibility to apply accelerated depreciation to the 50% residual basis.
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
As consequence of the 2021 labor law reform there was an increase in the employee profit sharing to be paid to employees on a yearly basis. The increase is the result of transferring employees as obligated by the labor law from service companies to operating companies, where the profit margins are higher and therefore more profit sharing is expected to be paid. In addition, there is a cap on the payment of profit sharing of up to three months of salary per employee or the average of profit sharing received by each employee in the previous three years, whichever is greater.
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

25.3 Income Tax
The major components of income tax expense for the years ended December 31, 2022, 2021 and 2020 are:

	2022		2021		2020
Current tax expense	Ps.	15,510	Ps.	13,657	Ps.	18,690
Deferred tax expense (benefit):
Origination and reversal of temporary differences		(624)		2,115		(5,824)
Utilization (recognition) of tax losses, net		(389)		(1,498)		1,994
Change in the statutory rate		(102)		4		(41)
Total deferred tax expense (benefit)		(1,115)		621		(3,871)
Total income taxes	Ps.	14,395	Ps.	14,278	Ps.	14,819

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

Recognized in Consolidated Statement of Other Comprehensive Income (“OCI”)

Income tax related to items charged or
recognized directly in OCI during the period:	2022		2021		2020
Unrealized gain (loss) on cash flow hedges	Ps.	(1,158)	Ps.	992	Ps.	871
Exchange differences on translation of foreign operations		(3,742)		(1,730)		4,758
Remeasurements of the net defined benefit liability		383		127		(208)
Share of the other comprehensive income of equity method accounted investees (1)		1,129		1,506		(2,597)
Total income tax expense (benefit) recognized in OCI	Ps.	(3,388)	Ps.	895	Ps.	2,824

(1)Deferred income taxes related to CTA, MTM of derivative financial instruments and employee benefits for equity method accounted investees which as of December 31, 2022 amounted to Ps. 1,138, Ps. (123), and Ps. 114, respectively.

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(5.4)%	(4.8)%	(5.0)%
Annual inflation tax adjustment	7.0%	7.7%	3.0%
Difference between statutory income tax rates	2.8%	0.2%	1.0%
Non-deductible expenses	3.8%	2.1%	3.8%
Taxable (non-taxable) income	1.4%	2.3%	2.9%
Others	0.1%	0.1%	(1.9)%
Impairments (1)	—%	—%	4.6%
Adjustments for previous tax years (2)	0.4%	—%	30.3%
Income Tax credits (3)	—%	(1.5)%	(8.3)%
Tax loss (4)(5)	(5.5)%	(1.4)%	16.3%
Consolidated Effective income tax rate (6)	34.6%	34.7%	76.7%

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
(4)During 2022, Coca-Cola FEMSA recognized an amount of Ps.(2,194) as favorable effects on the deferred tax assets of our territories taking into account our expectation that those deferred tax assets will be recovered in the future.
(5)During 2020, Coca-Cola FEMSA recognized an amount of Ps. 2,349 in the deferred tax asset based on the probability of the expected timing of reversal of tax losses in Mexico.
(6)The extraordinary effects in 2020 increased the tax rate by 42.9%.

Deferred Income Tax Related to:

	Consolidated Statement				Consolidated Statement
	of Financial Position as of				of Income
	December 31, 2022		December 31, 2021		2022		2021			2020
Allowance for doubtful accounts	Ps.	(389)	Ps.	(35)	Ps.	21	Ps.	(3)	Ps.	(25)
Inventories		(107)		206		99		(17)		60
Other current assets		99		144		(78)		47		(162)
Property, plant and equipment, net		(7,288)		(6,495)		(1,345)		(1,081)		(708)
Right of use Assets from leases		(1,433)		(1,218)		(151)		(482)		(509)
Investments in equity method accounted investees		(7,330)		(7,533)		(58)		(22)		(15)
Other assets		(283)		192		36		(2)		(729)
Finite useful lived intangible assets		3		297		(139)		498		129
Indefinite lived intangible assets		3,693		3,038		402		36		(261)
Post-employment and other long-term employee benefits		(736)		(1,746)		(71)		(258)		(175)
Derivative financial instruments		420		1,622		(111)		738		111
Temporary non-deductible provision		(3,971)		(3,443)		43		1,280		(1,751)
Employee profit sharing payable		(871)		(759)		(304)		(393)		64
Tax loss carryforwards		(10,177)		(9,047)		(389)		(1,498)		1,994
Tax credits to recover (1)		(1,065)		(1,394)		255		1,200		(1,629)
Cumulative other comprehensive income		(218)		—		(417)		—		—
Exchange differences on translation of foreign operations in OCI		4,603		8,170		—		—		—
Other liabilities		(752)		(2,668)		797		(4)		(440)
Finance leases		(382)		(220)		(272)		53		(23)
Liabilities of amortization of goodwill of business acquisition		6,117		6,198		—		86		—
Deferred tax income					Ps.	(1,682)	Ps.	178	Ps.	(4,069)
Deferred tax income net recorded in share of the profit of equity method accounted investees						567		443		198
Deferred tax income, net					Ps.	(1,115)	Ps.	621	Ps.	(3,871)
Deferred income taxes, net		(20,067)		(14,691)
Deferred tax asset		(26,890)		(20,733)
Deferred tax liability	Ps.	6,823	Ps.	6,042

(1)Corresponds to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years accordingly to the Mexican Income Tax law.

Income tax related to Accumulated Other Comprehensive Income (“AOCI”)

Income tax related to items charged or
recognized directly in AOCI as of the year:	2022		2021
Unrealized gain on derivative financial instruments	Ps.	688	Ps.	1,796
Remeasurements of the net defined benefit liability		(251)		(637)
Exchange differences on translation of foreign operations		3,778		7,520
Gain on hedge of net investments in foreign operations		2,216		181
Share of other comprehensive income of associated companies and joint ventures		(3,108)		(4,237)
Total deferred tax loss related to AOCI	Ps.	3,323	Ps.	4,623

The changes in the balance of the net deferred income tax asset are as follows:

	2022		2021		2020
Balance at the beginning of the period	Ps.	(14,691)	Ps.	(16,010)	Ps.	(13,575)
Deferred tax provision for the period		(1,115)		622		(3,871)
Deferred tax income net recorded in share of the profit of equity method accounted investees		(694)		277		(404)
Acquisition of subsidiaries		—		—		1
Effects in equity:
Unrealized (gain) on cash flow hedges		(1,281)		1,006		865
Exchange differences on translation of foreign operations		(2,604)		(491)		2,215
Remeasurements of the net defined benefit liability		497		380		(256)
Retained earnings of equity method accounted investees		(334)		32		(33)
Restatement effect of the period and beginning balances associated with hyperinflationary economies		155		(507)		(953)
Balance at the end of the period	Ps.	(20,067)	Ps.	(14,691)	Ps.	(16,010)

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
Tax Loss Carryforwards
The subsidiaries in Mexico, Colombia, Uruguay, Argentina and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which a deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	Tax Loss
Year	Carryforwards
2023	Ps.	318
2024		436
2025		254
2026		218
2027		159
2028		953
2029		3,674
2030		3,885
2031		1,239
2032 and thereafter		3,615
No expiration (Brazil and Colombia)		16,572
	Ps.	31,323

Considering all available evidence, including forecasts, business plans and strategic measures, as of December 31, 2022 and 2021 the Company has decided not to recognize a deferred income tax asset related to temporary differences not recognized in previous tax years. The amount of deferred income tax assets not recognized in previous tax years and adjusted as of December 31, 2022 and 2021 were Ps. 1,816 and Ps 3,769, respectively.
The Company recorded certain goodwill balances due to acquisitions that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of NOLs in Brazil which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2022, the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.
Our business in the United States known as Envoy Solutions, performed several acquisitions within years 2022 and 2021, most acquisitions from a tax perspective were performed as acquisition of assets, therefore a relevant tax basis has been triggered. The purchase price allocated to intangibles will be amortized over a fifteen-year period, straight-line for tax.
The changes in the balance of tax loss carryforwards are as follows:

	2022		2021
Balance at beginning of the period	Ps.	30,041	Ps.	26,617
Derecognized		(13,348)		33
Additions		14,639		8,306
Usage of tax losses		(460)		(5,600)
Translation effect of beginning balances		451		685
Balance at end of the period	Ps.	31,323	Ps.	30,041

There were no withholding taxes associated with the payment of dividends in 2022, 2021 or 2020 by the Company to its shareholders.
The Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. As of December 31, 2022, 2021 and 2020, the temporary differences associated with investments in subsidiaries, associates and joint ventures, for which a deferred tax liability has not been recognized aggregate to Ps. 40,217, Ps. 44,830 and Ps. 41,280, respectively.

Note 26. Other Liabilities, Provisions, Contingencies and Commitments
26.1 Other current financial liabilities

	December 31, 2022		December 31, 2021
Sundry creditors	Ps.	16,869	Ps.	12,873
Derivative financial instruments (see Note 21)		470		138
Other		136		186
Total	Ps.	17,475	Ps.	13,197

26.2 Provisions and other non-current liabilities

	December 31, 2022		December 31, 2021
Contingencies	Ps.	4,685	Ps.	5,589
Payable taxes		1,045		662
Other		3,251		2,409
Total	Ps.	8,981	Ps.	8,660

26.3 Other non-current financial liabilities

	December 31, 2022		December 31, 2021
Derivative financial instruments (see Note 21)	Ps.	5,651	Ps.	1,635
Security deposits		967		729
Total	Ps.	6,618	Ps.	2,364

26.4 Provisions recorded in the consolidated statement of financial position
The Company has various loss contingencies and has recorded reserves as other liabilities for those legal proceedings for which it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the contingencies recorded as of December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
Indirect taxes	Ps.	1,976	Ps.	2,845
Labor		1,703		1,807
Legal		1,006		937
Total (1)	Ps.	4,685	Ps.	5,589

(1)As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits. See Note 14.

26.5 Changes in the balance of provisions recorded
26.5.1 Indirect taxes

	December 31, 2022		December 31, 2021		December 31, 2020
Balance at beginning of the period	Ps.	2,845	Ps.	3,153	Ps.	5,062
Penalties and other charges		109		77		—
New contingencies		249		314		489
Cancellation and expiration		(738)		(77)		(153)
Payments		(473)		(237)		(218)
Reversal of indemnifiable items (1)		—		—		(1,177)
Effects of changes in foreign exchange rates		(16)		(385)		(850)
Balance at end of the period	Ps.	1,976	Ps.	2,845	Ps.	3,153

(1)This amount for 2020 includes Ps. 899 of certain tax contingencies that expired and are payable to the former shareholders of Spaipa (acquired in 2013).

26.5.2 Labor

	December 31, 2022		December 31, 2021		December 31, 2020
Balance at beginning of the period	Ps.	1,807	Ps.	1,857	Ps.	2,455
Penalties and other charges		81		309		233
New contingencies		571		526		249
Contingencies added in the business combination		67		—		—
Cancellation and expiration		(443)		(445)		(61)
Payments		(320)		(360)		(592)
Effects of changes in foreign exchange rates		(60)		(80)		(427)
Balance at end of the period	Ps.	1,703	Ps.	1,807	Ps.	1,857

26.5.3 Legal

	December 31, 2022		December 31, 2021		December 31, 2020
Balance at beginning of the period	Ps.	937	Ps.	1,293	Ps.	1,337
Penalties and other charges		63		68		8
New contingencies		141		35		362
Contingencies added in the business combination		158		—		—
Cancellation and expiration		(146)		(364)		(141)
Payments		(110)		(97)		(111)
Effects of changes in foreign exchange rates		(37)		2		(162)
Balance at end of the period	Ps.	1,006	Ps.	937	Ps.	1,293

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.
26.6 Unsettled lawsuits
The Company has entered into several proceedings with its labor unions, tax authorities, and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount being claimed against the Company resulting from such proceedings as of December 31, 2022 is Ps. 119,728. Such contingencies were classified by internal legal counsel as less than probable but more than remote of being settled against the Company. However, the Company believes that the ultimate resolution of such several proceedings will not have a material effect on its consolidated financial position or result of operations.
Included in this amount Coca-Cola FEMSA has tax contingencies, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as “possible”. The main “possible” contingencies of Brazilian operations amount to approximately Ps. 65,338. This refers to various tax disputes related primarily to: (i) Ps. 9,695 of credits for ICMS (“VAT”); (ii) Ps. 37,539 related to tax credits of “IPI” over raw materials acquired from Free Trade Zone Manaus; (iii) claims of Ps. 5,214 related to compensation of federal taxes not approved by the IRS (Tax authorities); (iv) Ps. 9,601 related to the amortization of goodwill generated in acquisition operations; (v) Ps. 2,714 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003 and (vi) Ps. 575 related to the exclusion of ICMS (VAT) from the PIS/COFINS taxable basis. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court.

After conducting a thorough analysis, during 2021 Coca-Cola FEMSA decided to reverse its temporary decision to suspend tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. As a result, Coca-Cola FEMSA has recognized an extraordinary benefit of Ps. 1,083 million in the cost of goods sold equivalent to the accumulated credit suspended since 2019 and until the first quarter of 2021. This decision was supported by recent developments and opinions from external advisors.

In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where the subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.
26.7 Collateralized contingencies
As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities there to collateralize tax contingencies currently in litigation amounting to Ps. 13,728, Ps. 10,721 and Ps.7,342 as of December 31, 2022, 2021 and 2020, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies, see Note 14. Also, as disclosed in Note 9.2, there is some restricted cash in Brazil related to current deposits to fulfill the collateral requirements for accounts payable.
26.8 Commitments
The Company has signed commitments for the purchase of property, plant and equipment of Ps. 2,588, Ps. 726 and Ps. 432 as of December 31, 2022, 2021, and 2020 respectively.

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
Starting 2021, FEMSA opted to report voluntarily a new reportable segment named “Logistics and Distribution”, which includes integral logistics services as well as product sales in the Jan-San, packaging and specialized distribution industry. For 2022, this reportable segment became mandatory according with IFRS 8. Also, starting in 2021, the Company reallocated a not significant fuel business, which was previously included in “Other” to “Fuel Division.” The financial information by operating segment reported below for the year ended December 31, 2020 has been restated in order to give effect to business units’ reorganization described above. Starting 2022, the Company opted to report voluntarily a new reportable segment named “Proximity Division - Europe”, which includes Valora's sales through its portfolio of brands. Additionally, the segment previously called "Proximity Division" was renamed to "Proximity Division - Americas".
Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same as those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below.
a)By Business Unit:

2022	Coca-Cola FEMSA		Proximity Americas		Proximity Europe		Health Division		Fuel Division		Heineken Investment		Logistics and Distribution		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	226,740	Ps.	233,958	Ps.	9,809	Ps.	74,800	Ps.	51,813	Ps.	—	Ps.	72,539	Ps.	25,677	Ps.	(22,134)	Ps.	673,202
Intercompany revenue		6,489		74		—		—		311		—		6,754		8,506		(22,134)		—
Gross profit		100,300		97,586		4,599		21,983		6,560		—		16,165		7,920		(3,445)		251,668
Administrative expenses		—		—		—		—		—		—		—		—		—		34,486
Selling expenses		—		—		—		—		—		—		—		—		—		157,340
Other income		—		—		—		—		—		—		—		—		—		1,088
Other expenses		—		—		—		—		—		—		—		—		—		2,870
Interest expense		6,500		6,851		145		1,468		1,125		1		1,205		4,732		(5,713)		16,314
Interest income		2,411		298		6		86		338		79		172		5,482		(5,029)		3,842
Other net finance loss (3)		—		—		—		—		—		—		—		—		—		(3,908)
Income before income taxes and share of the profit of equity method accounted investees		25,787		5,661		218		1,659		1,543		66		1,895		4,456		395		41,680
Income taxes		6,547		2,793		302		600		406		11		1,077		2,659		—		14,395
Share of the profit of equity method accounted investees, net of tax		386		(276)		—		—		—		7,359		4		(15)		—		7,458
Consolidated net income		—		—		—		—		—		—		—		—		—		34,743
Depreciation and amortization (2)		10,425		11,518		826		3,291		1,062		—		3,115		811		(521)		30,527
Non-cash items other than depreciation and amortization		1,738		511		5		394		59		—		27		133		2		2,869
Investments in equity method accounted investees		8,452		2,650		—		1		19		92,282		12		253		—		103,669
Total assets		277,995		143,877		38,759		60,960		24,102		98,162		81,115		162,788		(88,943)		798,815
Total liabilities		146,119		119,991		36,647		47,798		19,574		1,863		43,231		134,742		(88,951)		461,014
Investments in fixed assets (4)		19,665		9,931		544		2,868		157		—		1,140		1,073		(968)		34,410

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes foreign exchange loss, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets.

2021 (Revised)	Coca-Cola FEMSA		Proximity Division		Health Division		Fuel Division		Heineken Investment		Logistics and Distribution		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	194,804	Ps.	198,586	Ps.	73,027	Ps.	39,922	Ps.	—	Ps.	48,412	Ps.	21,754	Ps.	(20,244)	Ps.	556,261
Intercompany revenue		5,428		520		—		57		—		5,809		8,430		(20,244)		—
Gross profit		88,598		84,196		21,736		5,269		—		10,569		8,479		(5,134)		213,713
Administrative expenses		—		—		—		—		—		—		—		—		27,219
Selling expenses		—		—		—		—		—		—		—		—		134,079
Other income		—		—		—		—		—		—		—		—		5,887
Other expenses		—		—		—		—		—		—		—		—		3,727
Interest expense		6,192		6,076		1,465		1,119		—		430		5,269		(3,613)		16,938
Interest income		932		440		30		154		74		1		3,446		(3,613)		1,464
Other net finance loss (3)		—		—		—		—		—		—		—		—		2,090
Income before income taxes and share of the profit of equity method accounted investees		22,852		12,580		1,068		455		59		1,854		2,477		(154)		41,191
Income taxes		6,609		996		1,219		103		15		982		4,354		—		14,278
Share of the profit of equity method accounted investees, net of tax		88		(120)		—		—		10,775		8		14		—		10,765
Consolidated net income		—		—		—		—		—		—		—		—		37,678
Depreciation and amortization (2)		9,834		10,869		3,355		972		—		2,684		402		(129)		27,987
Non-cash items other than depreciation and amortization		1,613		448		111		14		—		145		110		—		2,441
Investments in equity method accounted investees		7,494		2,899		—		19		96,349		—		538		—		107,299
Total assets		271,567		129,821		57,463		19,878		101,706		64,168		166,984		(74,087)		737,500
Total liabilities		143,995		110,765		44,037		16,503		4,383		28,245		128,568		(74,113)		402,383
Investments in fixed assets (4)		13,865		7,179		2,049		243		—		557		474		(312)		24,055

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes foreign exchange loss, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets.

2020 (Revised)	Coca-Cola FEMSA		Proximity Division		Health Division		Fuel Division		Heineken Investment		Logistics and Distribution		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	183,615	Ps.	181,277	Ps.	65,172	Ps.	34,322	Ps.	—	Ps.	31,568	Ps.	17,311	Ps.	(20,299)	Ps.	492,966
Intercompany revenue		5,016		451		—		9		—		5,508		9,315		(20,299)		—
Gross profit		82,811		74,296		19,575		4,829		—		5,191		8,103		(5,152)		189,653
Administrative expenses		—		—		—		—		—		—		—		—		22,988
Selling expenses		—		—		—		—		—		—		—		—		123,405
Other income		—		—		—		—		—		—		—		—		3,343
Other expenses		—		—		—		—		—		—		—		—		12,381
Interest expense		7,894		5,932		1,540		1,099		—		397		4,376		(3,722)		17,516
Interest income		1,048		388		162		155		61		56		3,952		(3,722)		2,100
Other net finance loss (3)		—		—		—		—		—		—		—		—		505
Income before income taxes and share of the profit of equity method accounted investees		16,077		6,409		753		330		48		776		(5,567)		485		19,311
Income taxes		5,428		(280)		243		126		12		446		8,844		—		14,819
Share of the profit of equity method accounted investees, net of tax		(281)		(18)		—		—		(434)		—		(3)		—		(736)
Consolidated net income		—		—		—		—		—		—		—		—		3,756
Depreciation and amortization (2)		10,608		10,574		3,543		865		—		2,062		500		(103)		28,049
Non-cash items other than depreciation and amortization		1,494		739		28		21		—		(25)		164		—		2,421
Investments in equity method accounted investees		7,623		3,102		—		19		87,291		—		235		—		98,270
Total assets		263,066		121,200		60,107		19,572		92,444		52,057		135,456		(59,054)		684,848
Total liabilities		140,609		104,141		46,038		16,466		4,011		15,163		110,054		(58,821)		377,661
Investments in fixed assets (4)		10,354		6,907		1,694		549		—		481		1,052		(144)		20,893

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes foreign exchange gain, net; gain on monetary position for subsidiaries in hyperinflationary economies; and market value loss on financial instruments.
(4)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets.

b)By Geographic Area:
The Company aggregates geographic areas into the following for the purposes of its consolidated financial statements: (i) Mexico and Central America division (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama), (ii) the United States, (iii) the South America division (comprising the following countries: Brazil, Argentina, Colombia, Chile, Ecuador, Peru and Uruguay) and (iv) Europe (comprised of the Company’s equity method investment in Heineken Group and Valora). For further information related to aggregates, geographic areas see Note 28.2 Disaggregation of revenue.
Geographic disclosure for the Company’s non-current assets is as follow:

	2022		2021
Mexico and Central America (1)	Ps.	245,222	Ps.	234,719
United States (2)		61,164		53,447
South America (3)		121,398		117,278
Europe (4)		144,582		101,338
Consolidated	Ps.	572,366	Ps.	506,782

(1)Domestic (Mexico only) non-current assets were Ps. 237,832 and Ps. 220,843, as of December 31, 2022 and December 31, 2021, respectively.
(2)On May 15, 2020, the Company completed the acquisition of the specialized distribution business of cleaning products and consumables in the United States, through the controlling interest of NW Synergy, which includes WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”). Additionally, on December 31, 2020, the Company completed the acquisition of Southeastern Paper Group (“SEPG”). During 2022 and 2021 the Company acquired other companies increasing its specialized distribution footprint in the United States. See Note 4.
(3)South America non-current assets includes Brazil, Argentina, Colombia, Chile, Uruguay and Ecuador. Brazilian non-current assets were Ps. 67,848 and Ps. 65,512, as of December 31, 2022 and December 31, 2021, respectively. Colombia’s non-current assets were Ps. 17,092 and Ps. 14,433, as of December 31, 2022 and December 31, 2021, respectively. Argentina’s non-current assets were Ps. 4,895 and Ps. 4,486, as of December 31, 2022 and December 31, 2021, respectively. Chile’s non-current assets were Ps. 30,272 and Ps. 29,621, as of December 31, 2022 and December 31, 2021, respectively. Uruguay’s non-current assets were Ps.3,403 and Ps. 2,473, as of December 31, 2022 and December 31, 2021, respectively. Ecuador’s non-current assets were Ps. 3,737 and Ps. 3,590, as of December 31, 2022 and December 31, 2021, respectively.
(4)On October 7, 2022, the Company completed the acquisition of Valora Holding AG.

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

Segment	Product or Service	Nature, timing to fulfill the performance obligation and significant payment terms
Coca-Cola FEMSA	Beverages sales	Includes the delivery of beverages to customers and wholesalers. The transaction prices are assigned to each product on sale based on its own sale price separately, net of promotions and discounts. The performance obligation is satisfied at the point in time the product on sale is delivered to the customer.
	Services revenues	Includes the rendering of manufacturing services, logistic and administrative services. The transaction prices are assigned to each product on sale based on its own sale price if sold separately. The performance obligation is satisfied at the point in time the service is delivered to the customer.
Proximity Division - Americas	Products sales	Operates the largest chain of small-format stores in Mexico and Latin America including as some of its principal products as beers, cigarettes, sodas, other beverages and snacks. The performance obligation is satisfied at the time of the sale or at the moment the control of the product is transferred and the payment is made by the customer.
	Commercial revenues	Includes mainly the commercialization of spaces into within stores, and revenues related to promotions and financial services. The performance obligation is satisfied at the point in time the service is rendered to the customer.
Proximity Division - Europe	Products sales	Operates a chain of small-box retail and foodvenience in Switzerland, Germany, Austria, Luxembourg and the Netherlands including as some of its principal products as tobacco, lottery products, snacks, press, food, fresh products, pretzels and drinks. The performance obligation is satisfied at the time of the sale or at the moment the control of the product is transferred and the payment is made by the customer.
	Services revenues	Includes mainly the revenues related to financial services. The performance obligation is satisfied at the point in time the service is rendered to the customer.
Health Division	Product sales	The core products include patent and generic formulas of medicines, beauty products, medical supplements, housing and personnel care products. The performance obligation is satisfied at the point in time of the sale or at the moment the control of the product is transferred to the customer.
	Services revenues	Rendering of services adding value as financial institutions, medical consultation and some financial services. The performance obligation is satisfied at the point in time of the rendering or the control is transferred to the customer.
Fuel Division	Product sales	The core products are sold in the retail service stations as fuels, diesel, motor oils and other car care products. The performance obligation is satisfied at the point in time on sale and/or the control is transferred to the customer.
Logistics and distribution	Integral logistic services	Rendering a wide range of logistic services and maintenance of vehicles to subsidiaries and customers. The operations are on a daily, monthly or based upon the customer’s request. The revenue is recognized progressively during the time the service is rendered in a period no greater than a month.
	Product sales in the Jan-San, packaging and specialized distribution industry.	The revenues in this business are integrated from the sale of consumables in the janitorial, sanitary supply, and packaging industry in the United States. The performance obligation is satisfied at the point in time on sale and/or when the control is transferred to the customer.
Others	Production and sale of commercial refrigeration, plastic solutions, sale of equipment for food processing	Involves the production, commercialization of refrigerators including its delivery and installation and offering of integral maintenance services at the point of sale. Also includes the design, manufacturing, and recycling of plastic products. In addition, it includes the sale of equipment for food processing, storage and weighing. The revenue recognition is performed at the time in which the corresponding installation is concluded. The recognition of revenue in other business lines is performed at the point of sale or in time the control of the product is transferred to the customer.

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

		Coca-Cola FEMSA					Proximity Division - Americas						Proximity Division - Europe						Health Division						Fuel Division						Logistics and Distribution						Other Segments						Total
	2022		2021		2020		2022		2021		2020		2022		2021		2020		2022		2021		2020		2022		2021		2020 (Revised)		2022		2021		2020 (Revised)		2022		2021		2020 (Revised)		2022		2021		2020
By geographic areas:
Mexico and Central America (1)	Ps.	131,002	Ps.	115,794	Ps.	106,783	Ps.	229,331	Ps.	195,990	Ps.	179,218	Ps.	—	Ps.	—	Ps.	—	Ps.	21,212	Ps.	10,814	Ps.	9,716	Ps.	51,813	Ps.	39,922	Ps.	34,322	Ps.	13,163	Ps.	11,789	Ps.	11,349	Ps.	22,238	Ps.	19,260	Ps.	15,519	Ps.	468,759	Ps.	393,569	Ps.	356,907
United States (2)		—		—		—		17		11		15		—		—		—		—		—		—		—		—		—		49,351		27,787		11,563		336		279		687		49,704		28,077		12,265
South America (3)		95,738		79,010		76,832		4,610		2,585		2,044		—		—		—		53,588		62,213		55,456		—		—		—		10,025		8,836		8,656		3,103		2,215		1,105		167,064		154,859		144,093
Europe		—		—		—		—		—		—		9,809		—		—		—		—		—		—		—		—		—		—		—		—		—		—		9,809		—		—
Total revenues		226,740		194,804		183,615		233,958		198,586		181,277		9,809		—		—		74,800		73,027		65,172		51,813		39,922		34,322		72,539		48,412		31,568		25,677		21,754		17,311		695,336		576,505		513,265
Consolidation adjustments		6,489		5,428		5,016		74		520		451		—		—		—		—		—		—		311		57		9		6,754		5,809		5,508		8,506		8,430		9,315		22,134		20,244		20,299
Consolidated revenues		220,251		189,376		178,599		233,884		198,066		180,826		9,809		—		—		74,800		73,027		65,172		51,502		39,865		34,313		65,785		42,603		26,060		17,171		13,324		7,996		673,202		556,261		492,966
By products and/or services
Products sold in the point-of-sale	Ps.	226,740	Ps.	194,804	Ps.	183,615	Ps.	233,958	Ps.	198,586	Ps.	181,277	Ps.	9,809	Ps.	—	Ps.	—	Ps.	74,800	Ps.	73,027	Ps.	65,172	Ps.	51,697	Ps.	39,585	Ps.	34,322	Ps.	49,534	Ps.	27,623	Ps.	11,276	Ps.	20,166	Ps.	14,814	Ps.	11,443	Ps.	666,703	Ps.	548,439	Ps.	487,105
Services revenues		—		—		—		—		—		—		—		—		—		—		—		—		116		337		—		23,005		20,789		20,292		5,511		6,940		5,868		28,633		28,066		26,160
Consolidation adjustments		6,489		5,428		5,016		74		520		451		—		—		—		—		—		—		311		57		9		6,754		5,809		5,508		8,506		8,430		9,315		22,134		20,244		20,299
Consolidated revenues		220,251		189,376		178,599		233,884		198,066		180,826		9,809		—		—		74,800		73,027		65,172		51,502		39,865		34,313		65,785		42,603		26,060		17,171		13,324		7,996		673,202		556,261		492,966

(1)Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 418,807, Ps. 355,920 and Ps. 320,694 during the years ended December 31, 2022, 2021 and 2020, respectively.

(2)On May 15, 2020, the Company completed the acquisition of the specialized distribution business of cleaning products and consumables in the United States, through the controlling interest of NW Synergy, which includes WAXIE Sanitary Supply (“WAXIE”) and North American Corporation (“North American”). Additionally, on December 31, 2020, the Company completed the acquisition of Southeastern Paper Group (“SEPG”). During 2022 and 2021 the Company acquired other companies increasing its specialized distribution footprint in the United States. See Note 4.

(3)South America includes Brazil, Argentina, Colombia, Chile, Uruguay and Ecuador. South America revenues include Brazilian revenues of Ps. 70,737, Ps. 59,973 and Ps. 62,758 during the years ended December 31, 2022, 2021 and 2020, respectively. South America revenues include Colombia’s revenues of Ps. 45,733, Ps. 17,548 and Ps. 14,800 during the years ended December 31, 2022, 2021 and 2020, respectively. South America revenues include Argentina’s revenues of Ps. 11,034, Ps. 8,546 and Ps. 5,531 during the years ended December 31, 2022, 2021 and 2020, respectively. South America revenues include Chile’s revenues of Ps. 35,423, Ps. 54,709 and Ps. 47,208 during the years ended December 31, 2022, 2021 and 2020, respectively. South America revenues include Uruguay’s revenues of Ps. 3,886, Ps. 3,371 and Ps. 3,124 during the years ended December 31, 2022, 2021 and 2020, respectively. South America revenues include Ecuador’s revenue of Ps. 9,791, Ps. 9,079 and Ps. 9,467 during the year ended in December 31, 2022, 2021 and 2020, respectively.

28.3    Contract balances
As of December 31, 2022 and 2021, no significant cost was incurred to obtain or perform on a contract that might be capitalized as assets. No significant contacts have been entered into for which the Company has not performed all the obligations as well as additional costs associate with them.
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
•What is meant by a right to defer settlement
•That a right to defer must exist at the end of the reporting period
•That classification is unaffected by the likelihood that an entity will exercise its deferral right
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Company is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.
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

Lease Liability in a Sale and Leaseback - Amendments to IFRS 16

The amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right-of-use it retains. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024. Early application is permitted.

The Company is currently assessing the impact the amendments will have on current practice.

Note 30. Subsequent Events

On February 16th, 2023, the Company, sold a portion of its Heineken Investment in the total amount of EUR 3,200 million in an all cash transaction. Following the completion of the sale, FEMSA's economic interest decrease from 14.76% to 8.13%. As a result, FEMSA-appointed directors resigned from the Heineken Boards, and the Company lost its significance influence over this investment.

On February 24th, 2023, the Company issued debt on the Frankfurt Stock Exchange (FWB) in the amount of EUR 500 million which was made up of senior unsecured Exchangeable Bonds (EB) due 2026; with a fixed interest rate of 2.625% per annum payable annually. The aggregate principal amount of the EB will be repayable with Heineken Holding N.V. shares or cash, considering an initial exchange price of EUR 95.625, being a premium of 27.5%, to EUR 75.00, being the clearing price of each share. As of the issuance date, the initial exchange option shall be comprised of 5,228,758 shares.

On March 20, 2023, the Company completed a tender offer to purchase for cash its 3.500% Senior Notes due 2050 and 4.375% Senior Notes due 2043 denominated in US dollars, and its 0.500% Senior Notes due 2028 and 1.000% Senior Notes due 2023 denominated in Euros. As a result of this offer, the Company acquired Euro and U.S.-dollar denominated bonds totaling approximately €666 million Euros and US$ 1,090 million. The purpose of the tender offer was to reduce its indebtedness.

In November, 2022, the Company reached an agreement to acquire the remaining 85.18% shares of Net Pay, S.A.P.I. de C.V., a payment solutions company. The transaction was subject to antitrust approvals in Mexico and closed on March 31, 2023. The closing of the transaction results in 100% ownership of the company.

On 9 March 2023, HEINEKEN obtained the final regulatory approval of its offer to acquire control of Distell Group Holdings Limited (Distell). These approvals pave the way for HEINEKEN to acquire control of Distell and Namibia Breweries Limited (‘NBL’), which were to be combined with HEINEKEN South Africa (‘HSA’) into a new HEINEKEN majority-owned business (Newco). HEINEKEN’s total investment in Newco will be approximately €2.4 billion, in return for a 65% shareholding. The investment comprises a cash-pay-out and the contribution of its currently owned assets.

On the same day, HEINEKEN placed €2 billion of Notes and the proceeds from the Notes issuance will be used for general corporate purposes, including the financing of acquisitions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders, the Supervisory Board, and the Executive Board of Heineken N.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Heineken N.V. and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated income statement, other comprehensive income, cash flows, and changes in equity for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

Impairment of intangible assets, property, plant and equipment and assets or disposal groups held for sale — Refer to Notes 8.1 and 8.2 and 10.2 to the financial statements
Critical Audit Matter Description
Intangible assets (including goodwill) and property, plant and equipment amounted to EUR 35,031 million at December 31, 2022 and represented 67 percent of the consolidated total assets. Following Russia’s military actions and the ongoing war in the Ukraine, HEINEKEN decided to leave Russia and transfer its business to a new owner. Pending completion of the envisaged transfer, non-current assets of EUR 255 million related to HEINEKEN’s business in Russia have been recognised as held for sale. This resulted in a total amount of assets and disposal groups held for sale of EUR 315 million.

For purposes of impairment testing, goodwill is allocated and monitored on a (groups of) Cash Generating Unit ('CGU') level. Other intangibles and property, plant and equipment, are grouped to CGUs. For goodwill, management is required to assess the recoverable amount of the respective CGUs (or groups of CGUs). Recoverable amounts of other non-current assets are assessed upon the existence of a triggering event. For assets or disposal groups held for sale, an impairment loss is recognised should the carrying amount exceed the fair value less cost to sell.

In view of the inherent uncertainties, including those related to the current macro-economic environment and geopolitical climate related to Russia, the projection of sales volumes, revenue, margins and discount rates in management's impairment tests, involved an increased level of judgement. As a result of the impairment testing for the current year, management concluded on impairment losses of EUR 126 million and a reversal of EUR 258 million. Further details on the accounting and disclosures under IAS 36 Impairment of Assets are included in notes 8.1 and 8.2 to the financial statements. Further details on the accounting and disclosure under IFRS 5 Non-current Assets Held for Sale are included in note 10.2 to the financial statements.

Given the increased level of judgement made by management to estimate the recoverable amounts used in management's impairment tests of intangible assets (including goodwill) and property, plant and equipment and the fair value less cost to sell for HEINEKEN’s business in Russia, procedures to evaluate the reasonableness of projected sales volumes, revenue and discount rates required a high degree of auditor judgement and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures related to the projection of sales volumes, revenue, margins and discount rates used by management included the following, amongst others:
•We obtained an understanding of management's process over the impairment trigger tests and the resulting impairment tests.
•We evaluated management's ability to accurately forecast by comparing actual results to management's historical forecasts.
•We evaluated sensitivities in management's projections, including those potentially related to climate risk factors, that could cause a substantial change to the impairments recorded, and or cause headroom to change in an impairment.

•We evaluated sensitivities in management’s estimate of the fair value less cost to sell including the impact of current and expected uncertainties around Russia.

•We evaluated projected cash flows by:
–    Comparing the projections to historical forecasts, historical growth rates, including assessing the effects of the current macro-economic and geopolitical climate, and information included in HEINEKEN's internal communications to the management and the Executive Board.
–    Challenging management’s ability to price adjust for expected inflation rates and comparing projected sales volumes, revenue and margins to, for example, external economic outlook data, analyst reports and external market data on the beer market.

•We evaluated the fair value less cost to sell of the Russia disposal group by challenging management’s assumptions related to HEINEKEN’S plan to leave Russia and transfer its business to a new owner.

•With the assistance of our valuation specialists, we evaluated the reasonableness of discount rates, including testing the source information underlying the determination of the discount rates, testing the mathematical accuracy of the calculation, and developing a range of independent estimates and comparing those to the discount rates selected by management.

Management judgement related to the provisions for uncertain tax positions and the recoverability of deferred tax assets — Refer to Notes 9.2 and 12 to the financial statements
Critical Audit Matter Description
HEINEKEN operates across several tax jurisdictions and is subject to periodic challenges by local tax authorities during the normal course of business. In those cases where the amount of tax payable is uncertain, management establishes provisions based on its judgement of the probable amount of the related tax liability. Deferred tax assets are only recognized to the extent that it is probable that future taxable income will be available, against which unused tax losses can be utilized. This assessment is performed annually and based on budgets and business plans for the coming years, including planned commercial initiatives and the impact of macro-economic uncertainties. HEINEKEN recorded uncertain tax positions and deferred tax assets for an amount of EUR 371 million and EUR 618 million, respectively, as of December 31, 2022.
The accounting for uncertain tax positions and deferred tax assets, as detailed in Notes 9.2 and 12 to the financial statements, inherently requires management to apply judgement in quantifying appropriate provisions (including assessing probable outcomes) for uncertain tax positions, and in determining the recoverability of deferred tax assets.
Given the significant judgement applied by management, performing procedures to evaluate the reasonableness of probable outcomes for uncertain tax positions and the recoverability of deferred tax assets based on budgets and business plans, required a higher degree of auditor judgement, an increased extent of effort and a need to involve our in-country tax specialists.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures to address management’s judgements related to the provisions for uncertain tax positions and recoverability of deferred tax assets included the following, amongst others:
•We obtained an understanding of management’s tax process related to the assessment of uncertain tax positions and the recoverability of deferred tax assets.
•We involved our in-country tax specialists to assess tax risks, tax carry forward facilities, legislative developments and the status of ongoing local tax authority audits.
•We challenged, with the help of our tax specialists, management’s judgement applied in quantifying provisions for tax uncertainties and assessing probable outcomes based on correspondence with tax authorities, case law and opinions from management’s tax experts.
•We evaluated management’s ability to forecast taxable income accurately by comparing prior forecasts on future taxable income with the actual income for the year.
•We evaluated management’s recoverability assessment, including the likelihood of generating sufficient future taxable income based on budgets, business plans, and tax losses carry forward facilities in the various tax jurisdictions (including expiry dates).
/s/ Deloitte Accountants B.V.
Amsterdam, the Netherlands
February 14, 2023
We have served as the Company’s auditor since 2015.

Consolidated Income Statement

For the year ended 31 December
In millions of €	Note	2022	2021	2020
Revenue	6.1	34,676	26,583	23,770
Excise tax expense	6.1	(5,957)	(4,642)	(4,055)
Other income	6.2	147	1,521	56
Raw materials, consumables and services	6.3	(18,618)	(13,535)	(12,450)
Personnel expenses	6.4	(4,079)	(3,485)	(3,669)
Amortisation, depreciation and impairments	6.6	(1,886)	(1,959)	(2,874)
Operating profit		4,283	4,483	778
Interest income	11.1	74	49	50
Interest expenses	11.1	(458)	(462)	(497)
Other net finance income/(expenses)	11.1	48	14	(143)
Net finance expenses		(336)	(399)	(590)
Share of profit of associates and joint ventures	10.3	223	250	(31)
Profit before income tax		4,170	4,334	157
Income tax expense	12.1	(1,131)	(799)	(245)
Profit		3,039	3,535	(88)
Attributable to:
Shareholders of the Company (net profit)		2,682	3,324	(204)
Non-controlling interests		357	211	116
Profit		3,039	3,535	(88)
Weighted average number of shares – basic	6.7	575,563,505	575,740,269	575,625,598
Weighted average number of shares – diluted	6.7	576,026,120	575,969,395	575,625,598
Basic earnings per share (€)	6.7	4.66	5.77	(0.36)
Diluted earnings per share (€)	6.7	4.65	5.77	(0.36)

Consolidated Statement of Other Comprehensive Income

For the year ended 31 December
In millions of €	Note	2022	2021	2020
Profit		3,039	3,535	(88)
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss:
Remeasurement of post-retirement obligations	12.3	63	210	62
Net change in fair value through OCI investments	12.3	15	9	(98)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	5(b)/12.3	437	1,033	(2,114)
Change in fair value of net investment hedges	12.3	(62)	(54)	76
Change in fair value of cash flow hedges	12.3	(142)	97	45
Cash flow hedges reclassified to profit or loss	12.3	38	(3)	4
Cost of hedging	11.6/12.3	(1)	(6)	(6)
Share of other comprehensive income of associates/joint ventures	10.3/12.3	(46)	54	16
Other comprehensive income, net of tax	12.3	302	1,340	(2,016)
Total comprehensive income		3,341	4,875	(2,104)
Attributable to:
Shareholders of the Company		3,039	4,562	(2,127)
Non-controlling interests		302	313	23
Total comprehensive income		3,341	4,875	(2,104)

Consolidated Statement of Financial Position

As at 31 December
In millions of €	Note	2022	2021
Intangible assets	8.1	21,408	20,762
Property, plant and equipment	8.2	13,623	12,401
Investments in associates and joint ventures	10.3	4,296	4,148
Loans and advances to customers	8.3	216	209
Deferred tax assets	12.2	618	682
Other non-current assets	8.4	1,230	1,070
Total non-current assets		41,391	39,272

Inventories	7.1	3,250	2,438
Trade and other receivables	7.2	4,531	3,662
Current tax assets		84	97
Derivative assets	11.6	70	96
Cash and cash equivalents	11.2	2,765	3,248
Assets classified as held for sale	10.2	315	37
Total current assets		11,015	9,578

Total assets		52,406	48,850

Shareholders' equity	11.4	19,551	17,356
Non-controlling interests	11.4	2,369	2,344
Total equity		21,920	19,700

Borrowings	11.3	12,893	13,640
Post-retirement obligations	9.1	568	668
Provisions	9.2	572	636
Deferred tax liabilities	12.2	2,138	1,971
Other non-current liabilities	11.6	125	141
Total non-current liabilities		16,296	17,056

Borrowings	11.2/11.3	3,484	3,233
Trade and other payables	7.3	9,283	7,750
Returnable packaging deposits	7.4	545	476
Provisions	9.2	226	301
Current tax liabilities		352	268
Derivative liabilities	11.6	119	46
Liabilities associated with assets classified as held for sale	10.2	181	20
Total current liabilities		14,190	12,094

Total equity and liabilities		52,406	48,850

Consolidated Statement of Cash Flows

For the year ended 31 December
In millions of €	Note	2022	2021	2020
Operating activities
Profit		3,039	3,535	(88)
Adjustments for:
Amortisation, depreciation and impairments	6.6	1,886	1,959	2,874
Net interest expenses	11.1	384	413	447
Other income	6.2	(147)	(1,326)	(56)
Share of profit of associates and joint ventures and dividend income on fair value through OCI investments		(230)	(256)	21
Income tax expenses	12.1	1,131	799	245
Other non-cash items		284	30	231
Cash flow from operations before changes in working capital and provisions		6,347	5,154	3,674
Change in inventories		(793)	(308)	(18)
Change in trade and other receivables		(668)	(697)	1,124
Change in trade and other payables and returnable packaging deposits		981	1,268	(759)
Total change in working capital		(480)	263	347
Change in provisions and post-retirement obligations		(207)	(290)	211
Cash flow from operations		5,660	5,127	4,232
Interest paid		(439)	(456)	(481)
Interest received		46	43	45
Dividends received		177	184	89
Income taxes paid		(948)	(717)	(749)
Cash flow related to interest, dividend and income tax		(1,164)	(946)	(1,096)
Cash flow from operating activities		4,496	4,181	3,136
Investing activities
Proceeds from sale of property, plant and equipment and intangible assets		112	86	150
Purchase of property, plant and equipment		(1,791)	(1,324)	(1,501)
Purchase of intangible assets		(220)	(273)	(139)
Loans issued to customers and other investments		(219)	(196)	(177)
Repayment on loans to customers and other investments		31	40	44
Acquisition of subsidiaries, net of cash acquired		(171)	54	(26)
Acquisition of/additions to associates, joint ventures and other investments		(45)	(678)	(9)
Disposal of subsidiaries, net of cash disposed of		9	3	(29)
Disposal of associates, joint ventures and other investments		8	11	249
Cash flow used in investing activities		(2,286)	(2,277)	(1,438)
Financing activities
Proceeds from borrowings		644	1,571	6,037
Repayment of borrowings		(1,934)	(3,362)	(3,714)
Payment of lease commitments		(304)	(298)	(281)
Dividends paid		(1,099)	(796)	(811)
Purchase own shares and shares issued		(43)	12	11
Acquisition of non-controlling interests		(391)	(10)	(4)
Cash flow used in financing activities		(3,127)	(2,883)	1,238
Cash and cash equivalents as at 1 January		2,556	3,519	687
Effect of movements in exchange rates		(21)	16	(104)
Cash and cash equivalents as at 31 December	11.2	1,618	2,556	3,519

Consolidated Statement of Changes in Equity

In millions of €	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Cost of hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Shareholders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2020		922	2,701	(2,998)	(19)	4	313	1,115	(63)	14,172	16,147	1,164	17,311
Profit/(Loss)		—	—	—	—	—	—	86	—	(290)	(204)	116	(88)
Other comprehensive income/(loss)	12.3	—	—	(1,929)	49	(6)	(99)	—	—	62	(1,923)	(93)	(2,016)
Total comprehensive income/(loss)		—	—	(1,929)	49	(6)	(99)	86	—	(228)	(2,127)	23	(2,104)
Realised hedge results from non-financial assets	12.3	—	—	—	(2)	—	—	—	—	—	(2)	—	(2)
Transfer to retained earnings		—	—	(13)	—	—	(160)	(30)	—	203	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(597)	(597)	(228)	(825)
Purchase own shares or contributions received from NCI shareholders	11.4	—	—	—	—	—	—	—	(5)	—	(5)	20	15
Own shares delivered		—	—	—	—	—	—	—	43	(43)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	(25)	(25)	—	(25)
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	—	—	—	—
Changes in consolidation		—	—	—	—	—	—	—	—	1	1	21	22
Balance as at 31 December 2020		922	2,701	(4,940)	28	(2)	54	1,171	(25)	13,483	13,392	1,000	14,392

In millions of €	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Cost of hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Shareholders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2021		922	2,701	(4,940)	28	(2)	54	1,171	(25)	13,483	13,392	1,000	14,392
Profit		—	—	—	—	—	—	242	—	3,082	3,324	211	3,535
Other comprehensive income/(loss)	12.3	—	—	935	93	(6)	9	—	—	207	1,238	102	1,340
Total comprehensive income/(loss)		—	—	935	93	(6)	9	242	—	3,289	4,562	313	4,875
Realised hedge results from non-financial assets	12.3	—	—	—	(65)	—	—	—	—	—	(65)	—	(65)
Transfer to retained earnings		—	—	2	—	—	(7)	(285)	—	290	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(564)	(564)	(238)	(802)
Purchase own shares or contributions received from NCI shareholders	11.4	—	—	—	—	—	—	—	(14)	—	(14)	28	14
Own shares delivered		—	—	—	—	—	—	—	2	(2)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	55	55	—	55
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	(10)	(10)	—	(10)
Changes in consolidation		—	—	—	—	—	—	—	—	—	—	1,241	1,241
Balance as at 31 December 2021		922	2,701	(4,003)	56	(8)	56	1,128	(37)	16,541	17,356	2,344	19,700

Consolidated Statement of Changes in Equity

In millions of €	Note	Share capital	Share premium	Translation reserve	Hedging reserve	Cost of hedging reserve	Fair value reserve	Other legal reserves	Reserve for own shares	Retained earnings	Shareholders of the Company	Non- controlling interests	Total equity
Balance as at 1 January 2022		922	2,701	(4,003)	56	(8)	56	1,128	(37)	16,541	17,356	2,344	19,700
Hyperinflation reinstatement to 1 January 2022	5(c)	—	—	—	—	—	—	—	—	245	245	—	245
Balance as at 1 January 2022 after restatement		922	2,701	(4,003)	56	(8)	56	1,128	(37)	16,786	17,601	2,344	19,945
Profit		—	—	—	—	—	—	208	—	2,474	2,682	357	3,039
Other comprehensive income/(loss)	12.3	—	—	384	(103)	(1)	14	—	—	63	357	(55)	302
Total comprehensive income/(loss)		—	—	384	(103)	(1)	14	208	—	2,537	3,039	302	3,341
Realised hedge results from non-financial assets	12.3	—	—	—	—	—	—	—	—	—	—	—	—
Transfer to retained earnings		—	—	—	—	—	—	(94)	—	94	—	—	—
Dividends to shareholders		—	—	—	—	—	—	—	—	(840)	(840)	(263)	(1,103)
Purchase own shares or contributions received from NCI shareholders	11.4	—	—	—	—	—	—	—	(43)	—	(43)	—	(43)
Own shares delivered		—	—	—	—	—	—	—	20	(20)	—	—	—
Share-based payments		—	—	—	—	—	—	—	—	49	49	—	49
Acquisition of non-controlling interests		—	—	—	—	—	—	—	—	(373)	(373)	(18)	(391)
Hyperinflation impact		—	—	—	—	—	—	—	—	116	116	—	116
Changes in consolidation	10.1	—	—	—	—	—	—	—	—	2	2	4	6
Balance as at 31 December 2022		922	2,701	(3,619)	(47)	(9)	70	1,242	(60)	18,351	19,551	2,369	21,920

Notes to the Consolidated Financial Statements
1. Reporting entity
Heineken N.V. (the ‘Company’) is a public company domiciled in the Netherlands, with its head office in Amsterdam. The address of the Company’s registered office is Tweede Weteringplantsoen 21, 1017 ZD, Amsterdam. The consolidated financial statements of the Company as at 31 December 2022 comprise the Company, its subsidiaries (together referred to as ‘HEINEKEN’) and HEINEKEN’s interests in joint ventures and associates. The Company is registered in the Trade Register of Amsterdam No. 33011433. HEINEKEN is primarily involved in the brewing and selling of beer and cider. Led by the Heineken® brand, HEINEKEN has a range of more than 300 international, regional, local and speciality beers and ciders.
2. Basis of preparation
The consolidated financial statements are:
•Prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. All standards and interpretations issued by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) effective year-end 2022 have been adopted by the EU. Consequently, the accounting policies applied by the Company also fully comply with IFRS as issued by the IASB
•Prepared by the Executive Board of the Company and authorised for issue on 14 February 2023
•Prepared on the historical cost basis unless otherwise indicated
•Prepared on a going concern basis
•Presented in Euro, which is the Company’s functional currency
•Rounded to the nearest million unless stated otherwise
3. Significant events in the period and accounting estimates and judgements
(a)Significant events in the current reporting period
Trading conditions remained challenging throughout 2022 and were marked by increased input cost inflation and supply chain disruptions. Despite continued volatility and challenges across many markets, HEINEKEN reported a net profit of €2,682 million for the year ended 31 December 2022 (2021: €3,324 million, net profit; 2020: €204 million, net loss).
On 28 March 2022, HEINEKEN announced its decision to leave Russia. The Russian business is classified as a disposal group held for sale as at 31 December 2022. An impairment loss of €88 million was recognised in relation to the write down of the Russia disposal group classified as held for sale. For more information refer to note 10.2 ‘Assets or disposal groups classified as held for sale’.
HEINEKEN applied hyperinflation accounting for its operations in Ethiopia. In 2022, the three-year cumulative inflation in Ethiopia exceeded 100% and as a result, hyperinflation accounting was applied for the year ended 31 December 2022. For more information refer to note 5(c) ‘Hyperinflation economies’.
During its financial reporting process, HEINEKEN has assessed the impact of its main risks including increased exposure on risks related to supply chain continuity, commodity prices and macro-economic environment on its estimates and judgements. The impact on financial estimates and judgements is mainly reflected in impairment of financial and non-financial assets, and other financial instrument disclosures (including credit management). All significant estimates and judgements are disclosed in the notes to the consolidated financial statements (if applicable). Notes containing the most significant estimates and judgements are referred to in note 3(c).
(b)Climate change
In preparing the consolidated financial statements, HEINEKEN has considered climate change, including climate change scenarios and the Brew a Better World (BaBW) goals, on the estimates and judgements used in preparing the consolidated financial statements.

The following impacts were assessed in the consolidated financial statements:
•The impact of climate change on the residual values and useful lives of assets were considered in determining the carrying value of non-current assets (refer to note 8.1 and 8.2).
•The impact of climate change was considered in relation to the recognition and measurement of provisions and contingencies (refer to note 9.2 and 9.3).
•The impact of climate change was considered in relation to indications of impairment and the forecast of cash flows used in the impairment assessments of non-current assets including goodwill (refer to note 8.1 and 8.2).
For the year ended 31 December 2022, no material impact on financial reporting judgement and estimates arising from climate change were identified, as a result the valuations of assets or liabilities have not been significantly impacted by climate change risks.
(c)Significant accounting estimates and judgement
In preparing these consolidated financial statements, management is required to make estimates and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses.
The application of accounting policies requires judgements that impact the amounts recognised. Additionally, amounts recognised are based on factors that are by default associated with uncertainty. Actual results may therefore differ from estimates. Where applicable, the estimates and judgements are described per note within the consolidated financial statements.
The following notes contain the most significant estimates and judgements:

Particular area involving significant estimates and judgements	Note
Significant judgement
Judgement on acting as principal versus agent with respect to excise tax expense	6.1 Operating segments
Assessment of the recoverability of past tax losses	12.2 Deferred tax assets and liabilities
Significant estimates
Assumptions used in impairment testing	8.1 Intangible assets and 8.2 Property, plant and equipment
Assumptions for discount rates, future pension increases and life expectancy to calculate the defined benefit obligation	9.1 Post-retirement obligations
Estimating the likelihood and timing of potential cash flows relating to claims and litigations	9.2 Provisions and 9.3 Contingencies

4. Changes in accounting policies
(a)Changed accounting policies in 2021
No new standards or amendments to existing standards, effective in 2021, had a significant impact on HEINEKEN's consolidated financial statements.
(b)Changed accounting policies in 2022
No new standards or amendments to existing standards, effective in 2022, had a significant impact on HEINEKEN's consolidated financial statements.
(c)Upcoming changes in accounting policies for 2023
No new standards or amendments to existing standards, effective in 2023, will have a significant impact on HEINEKEN 's consolidated financial statements.

5. General accounting policies
General
The accounting policies described in these consolidated financial statements have been applied consistently to all periods presented in these consolidated financial statements.
(a)Basis of consolidation
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
(b)Foreign currency
Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of HEINEKEN entities using the exchange rates at the transaction date, except for HEINEKEN entities in hyperinflationary economies, refer to note 5(c). Receivables, payables and other monetary assets and liabilities denominated in foreign currencies are re-translated to the functional currency using the exchange rates at the balance sheet date. The resulting foreign currency differences are recognised in the income statement, except for foreign currency differences arising on re-translation of Fair Value through Other Comprehensive Income (FVOCI) investments and financial liabilities designated as a hedge of a net investment, which is recognised in other comprehensive income.
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
Exchange rates of key currencies
The following exchange rates, for the most important countries in which HEINEKEN has operations, were used while preparing these consolidated financial statements:

In €	Year-end 2022	Year-end 2021	%	Average 2022	Average 2021	%
Brazilian Real (BRL)	0.1774	0.1585	11.9	0.1846	0.1569	17.7
Great Britain Pound (GBP)	1.1275	1.1901	(5.3)	1.1735	1.1631	0.9
Mexican Peso (MXN)	0.0485	0.0428	13.3	0.0472	0.0417	13.2
Nigerian Naira (NGN)	0.0020	0.0021	(4.8)	0.0022	0.0021	4.8
Polish Zloty (PLN)	0.2132	0.2174	(1.9)	0.2129	0.2190	(2.8)
Russian Ruble (RUB)	0.0126	0.0117	7.7	0.0139	0.0115	20.9
Singapore Dollar (SGD)	0.6993	0.6545	6.8	0.6897	0.6293	9.6
United States Dollar (USD)	0.9376	0.8829	6.2	0.9518	0.8455	12.6
Indian Rupee (INR)	0.0113	0.0119	(5.0)	0.0121	0.0114	6.1
Vietnamese Dong in 1,000 (VND)	0.0396	0.0386	2.6	0.0407	0.0369	10.3

In €	Year-end 2021	Year-end 2020	%	Average 2021	Average 2020	%
Brazilian Real (BRL)	0.1585	0.1569	1.0	0.1569	0.1698	(7.6)
Great Britain Pound (GBP)	1.1901	1.1123	7.0	1.1631	1.1244	3.4
Mexican Peso (MXN)	0.0428	0.0410	4.4	0.0417	0.0408	2.2
Nigerian Naira (NGN)	0.0021	0.0020	5.0	0.0021	0.0023	(8.7)
Polish Zloty (PLN)	0.2174	0.2167	0.3	0.2190	0.2250	(2.7)
Russian Ruble (RUB)	0.0117	0.0109	7.3	0.0115	0.0121	(5.0)
Singapore Dollar (SGD)	0.6545	0.6166	6.1	0.6293	0.6354	(1.0)
United States Dollar (USD)	0.8829	0.8149	8.3	0.8455	0.8758	(3.5)
Indian Rupee (INR)	0.0119	0.0112	6.3	0.0114	0.0118	(3.4)
Vietnamese Dong in 1,000 (VND)	0.0386	0.0351	10.0	0.0369	0.0377	(2.1)

(c)Hyperinflation economies
To determine the existence of hyperinflation, HEINEKEN assesses the qualitative and quantitative characteristics of the economic environment of the country, such as the cumulative inflation rate over the previous three years.
The Ethiopian economy was designated as hyperinflationary for the period ending 31 December 2022. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to Heineken Ethiopia, whose functional currency is the Ethiopian Birr. On the application of IAS 29 a cumulative inflation factor was applied using the consumer price index (CPI) in Ethiopia, published by the Central Statistics Agency of Ethiopia. The movement in the CPI for the year ended 31 December 2022 was 34% (2021: 35%).
The application of IAS 29 includes the following:
•Adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date
•Adjustment of the income statement for inflation during the reporting period
•The income statement is translated at the period-end foreign exchange rate instead of an average rate
•A net monetary gain/(loss) adjustment, recognised in the income statement, to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency
(d)Cash flow statement
The cash flow statement is prepared using the indirect method. Assets and liabilities acquired as part of a business combination are included in investing activities (net of cash acquired). Dividends paid to shareholders are included in financing activities. Dividends received are classified as operating activities, as well as interest paid.
(e)Offsetting financial instruments
If HEINEKEN has a legal right to offset financial assets with financial liabilities and if HEINEKEN intends to either to settle on a net basis or to realise the asset and settle the liability simultaneously, financial assets and liabilities are presented in the statement of financial position as a net amount.
6. Operating activities

6.1 Operating segments
HEINEKEN distinguishes five reportable segments: Europe; Americas; Africa, Middle East & Eastern Europe; Asia Pacific and Head Office & Other/Eliminations. Information about these reportable segments are provided in the table below:

		Europe			Americas			Africa, Middle East & Eastern Europe			Asia Pacific			Head Office & Other/Eliminations			Consolidated
In millions of €	Note	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Net revenue (beia)		11,362	9,494	8,631	9,421	7,226	6,319	4,005	3,159	2,782	4,652	2,764	2,707	(746)	(744)	(716)	28,694	21,901	19,724
Third party revenue[2]		13,461	11,444	10,462	9,608	7,372	6,452	4,868	3,828	3,400	6,706	3,926	3,443	33	13	13	34,676	26,583	23,770
Interregional revenue		761	724	697	18	28	27	—	—	—	—	5	5	(779)	(757)	(729)	—	—	—
Revenue		14,222	12,168	11,159	9,626	7,400	6,479	4,868	3,828	3,400	6,706	3,931	3,448	(746)	(744)	(716)	34,676	26,583	23,770
Excise tax expense[3]		(2,860)	(2,638)	(2,528)	(205)	(174)	(160)	(838)	(664)	(626)	(2,054)	(1,166)	(741)	—	—	—	(5,957)	(4,642)	(4,055)
Other income	6.2	117	31	47	9	207	5	20	12	3	—	1,271	1	1	—	—	147	1,521	56

Operating profit		1,154	1,156	(7)	1,359	1,217	540	391	414	119	1,293	1,850	425	86	(154)	(299)	4,283	4,483	778

Net finance expenses	11.1																(336)	(399)	(590)
Share of profit of associates and joint ventures	10.3	19	10	(4)	61	87	31	36	36	17	107	115	(51)	—	2	(24)	223	250	(31)
Income tax expense	12.1																(1,131)	(799)	(245)
Profit																	3,039	3,535	(88)
Attributable to:
Shareholders of the Company (net profit)																	2,682	3,324	(204)
Non-controlling interests																	357	211	116

Operating profit reconciliation
Operating profit		1,154	1,156	(7)	1,359	1,217	540	391	414	119	1,293	1,850	425	86	(154)	(299)	4,283	4,483	778
Eia[1]		67	4	454	32	(2)	505	163	28	145	(58)	(1,097)	442	15	(1)	97	219	(1,069)	1,643
Operating profit (beia)[1]		1,221	1,160	447	1,391	1,215	1,045	554	442	264	1,235	753	867	101	(155)	(202)	4,502	3,414	2,421

1Due to rounding, this balance will not always cast.
2Includes other revenue of €342 million (2021: €274 million; 2020 :€261 million).
3Next to the €5,957 million of excise tax expense included in revenue (2021: €4,642 million; 2020: €4,055 million), €2,333 million of excise tax expense is collected on behalf of third parties and excluded from revenue (2021: €1,606 million; 2020: €1,613 million).

		Europe			Americas			Africa, Middle East & Eastern Europe			Asia Pacific			Head Office & Other/Eliminations			Consolidated
In millions of €	Note	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020
Current segment assets		3,259	2,606	2,291	2,837	2,367	1,766	1,842	1,255	1,155	2,091	1,542	1,215	848	1,661	2,370	10,877	9,431	8,797
Non-current segment assets		12,311	12,015	11,815	8,887	7,748	7,243	2,615	2,203	2,162	11,566	11,513	6,312	1,025	937	848	36,404	34,416	28,380
Investments in associates and joint ventures		181	258	282	861	790	838	266	260	221	2,988	2,839	3,095	—	1	1	4,296	4,148	4,437
Total segment assets		15,751	14,879	14,388	12,585	10,905	9,847	4,723	3,718	3,538	16,645	15,894	10,622	1,873	2,599	3,219	51,577	47,995	41,614
Unallocated assets																	829	855	1,018
Total assets																	52,406	48,850	42,632

Segment liabilities		4,475	3,860	3,792	3,211	2,547	2,176	1,791	1,566	1,366	1,534	1,330	951	2,424	1,892	2,333	13,435	11,195	10,618
Unallocated liabilities																	17,051	17,955	17,622
Total equity																	21,920	19,700	14,392
Total equity and liabilities																	52,406	48,850	42,632

Purchase of owned property, plant and equipment	8.2	653	441	498	748	523	334	516	338	298	184	180	100	18	14	20	2,119	1,496	1,250
Acquisition of goodwill	8.1	106	12	9	—	—	—	—	—	—	3	632	2	—	—	—	109	644	11
Purchases of intangible assets	8.1	75	57	70	33	34	23	4	7	12	11	30	9	97	145	25	220	273	139
Depreciation of owned property, plant and equipment	8.2	(514)	(515)	(557)	(349)	(296)	(296)	(269)	(234)	(235)	(165)	(140)	(137)	(13)	(10)	(13)	(1,310)	(1,195)	(1,238)
Impairment (net of reversal) of owned property, plant and equipment and assets classified as held for sale	8.2, 10.2	(7)	(1)	(195)	(1)	(15)	(135)	(89)	—	(68)	36	—	(65)	—	—	—	(61)	(16)	(463)
Amortisation of intangible assets	8.1	(89)	(82)	(77)	(102)	(88)	(99)	(9)	(8)	(8)	(205)	(168)	(153)	(40)	(43)	(52)	(445)	(389)	(389)
Impairment (net of reversal) of intangible assets	8.1	(1)	(2)	(1)	—	(70)	(225)	—	—	(26)	190	—	(200)	—	—	(14)	189	(72)	(466)
Reconciliation of segment profit or loss
The table below presents the reconciliation of operating profit before exceptional items and amortisation of acquisition-related intangibles (operating profit beia) to profit before income tax.

In millions of €	2022	2021	2020
Operating profit (beia)	4,502	3,414	2,421
Amortisation of acquisition-related intangible assets included in operating profit	(333)	(286)	(273)
Exceptional items included in operating profit	114	1,355	(1,370)
Share of profit of associates and joint ventures	223	250	(31)
Net finance expenses	(336)	(399)	(590)
Profit before income tax	4,170	4,334	157
The 2022 exceptional items and amortisation of acquisition-related intangibles in operating profit amount to €219 million, net exceptional expense (2021: €1,069 million, net exceptional benefit; 2020: €1,643 million, net exceptional expense). This amount consists of:

•€333 million (2021: €286 million; 2020: €273 million) of amortisation of acquisition-related intangibles recorded in operating profit.
•€114 million net benefit (2021: €1,355 million net benefit; 2020: €1,370 net expense) of exceptional items recorded in operating profit. This includes:
•a net reversal of impairments of €132 million, including an impairment reversal of €234 million for Papua New Guinea and an impairment of €88 million for Russia (total net impairments in 2021: €108 million; total impairments in 2020: €963 million)
•net restructuring expenses of €70 million (2021: €32 million; 2020: €331 million)
•€44 million exceptional net benefit recorded as reduction in marketing expense related to tax credits in Brazil (2021:€187 million exceptional net benefit recorded in other income related to tax credits in Brazil; 2020: nil)
•€44 million exceptional expense recorded relating to hyperinflation accounting adjustment in Ethiopia (2021: nil; 2020: nil)
•€52 million of other net exceptional benefit (2021: €1,308 million other exceptional net benefit, including €1,270 million gain on previously-held equity interest in UBL; 2020: €76 million, net expenses)
Accounting estimates and judgements
Due to the complexity and variety in tax legislation, significant judgement is applied in the assessment of whether excise tax expenses are borne by HEINEKEN or collected on behalf of third parties.
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

Performance is measured based on operating profit (beia), as included in the internal management reports that are reviewed by the Executive Board. Beia stands for 'before exceptional items and amortisation of acquisition-related intangibles'. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in the view of management their disclosure is relevant to explain the performance of HEINEKEN for the period. Exceptional items include, among others, impairments of goodwill and fixed assets (and reversal of impairments), gains and losses from acquisitions and disposals, redundancy costs following a restructuring, past service costs and curtailments, hyperinflation accounting adjustments, the tax impact on exceptional items and tax rate changes (the one-off impact on deferred tax positions).
Operating profit (beia) and net revenue (beia) are used to measure performance as management believes that these measurements are the most relevant in evaluating the results of the segments. The presentation of these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.
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
Revenue
The majority of HEINEKEN's revenue is generated by the sale and delivery of products to customers. The product range of HEINEKEN mainly consists of beer, soft drinks and cider. Products are mostly own-produced finished goods from HEINEKEN's brewing activities, but also contain purchased goods for resale from HEINEKEN's wholesale activities. HEINEKEN's customer group can be split between on-trade customers like cafés, bars and restaurants and off-trade customers like retailers and wholesalers. Due to HEINEKEN's global footprint, its revenue is exposed to strategic and financial risks that differ per region.
Revenue is recognised when control over products has been transferred and HEINEKEN fulfilled its performance obligation to the customer. For the majority of the sales, control is transferred either at delivery of the products or upon pickup by the customer from HEINEKEN's premises.
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
To provide transparency on the impact of the accounting for excise, HEINEKEN presents the excise tax expense on a separate line below revenue in the consolidated income statement, which relates to excise tax expense for those countries where the excise is borne by HEINEKEN.
‘Net revenue (beia)’ is included in note 6.1 Operating segment. This 'Net revenue (beia)' subtotal is 'revenue (beia)' minus the excise tax expense (beia) for those countries where the excise is borne by HEINEKEN.

6.2 Other income
Other income includes the gain on sale from transactions that do not arise from contracts with customers and are therefore presented separately from revenue.

In millions of €	2022	2021	2020
Gain on sale of property, plant and equipment	46	41	35
Gain on sale of intangible assets	10	9	20
Gain on sale of subsidiaries, joint ventures and associates	15	5	1
Gain on previously held equity-interests	76	1,270	—
Tax credits	—	196	—
	147	1,521	56
In 2021, other income mainly related to the gain on previously held equity-interest in United Breweries Limited (UBL) in India (€1,270 million) after obtaining control of UBL on 29 July 2021 and tax credits recognised in Brazil (€196 million) related to unduly paid PIS/COFINS1 for the period 2001 until 2021.
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
6.3 Raw materials, consumables and services

In millions of €	2022	2021	2020
Raw materials	2,843	1,925	1,811
Non-returnable packaging	5,624	4,031	3,691
Goods for resale	1,766	1,217	920
Inventory movements	5	96	17
Marketing and selling expenses	2,692	2,091	2,044
Transport expenses	1,922	1,222	1,080
Energy and water	834	529	476
Repair and maintenance	585	503	474
Other expenses	2,347	1,921	1,937
	18,618	13,535	12,450
The increase in raw materials, consumables and services is mainly driven by inflation in commodity prices and energy related to raw materials and non-returnable packaging.
Other expenses in raw materials, consumables and services mainly include consulting expenses of €321 million (2021: €242 million; 2020: €187 million), telecom and office automation of €300 million (2021: €277 million; 2020: €271 million), warehousing expenses of €245 million (2021: €189 million; 2020: €179 million), travel expenses of : € 113 million (2021: € 54 million; 2020: €63 million), other taxes of €124 million (2021: €118 million; 2020: €109 million), short-term lease expenses of €86 million (2021: €61 million; 2020: €58 million) and low-value lease expenses of €32 million (2021: €30 million; 2020: €33 million).
Accounting policies
Expenses are recognised based on accrual accounting. This means that expenses are recognised when the product is received or the service is provided regardless of when cash outflow takes place. Costs related to power purchase agreements are included as part of 'Energy and water'.
1 PIS/COFINS: PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) are federal sales taxes based on turnover of companies

6.4 Personnel expenses
The average number of full-time equivalent (FTE) employees, excluding contractors, in 2022 was 86,390 (2021: 82,257; 2020: 84,394), is divided per region as follow:

Average number of FTE per region
Number of FTE
27,427
26,776
28,566
35,552
33,162
32,601
11,842
12,662
14,142
11,569
9,657
9,085
Europe
Americas
Africa, Middle East & Eastern Europe
Asia Pacific
2022
2021
2020

The increase in Asia Pacific is mainly attributable to the acquisition of UBL in India in the prior year, whilst the increase in the Americas is mainly due the expansion of the route-to-consumer.
A total of 4,089 FTEs are based in the Netherlands (2021: 3,925 FTE; 2020: 4,218 FTE).
HEINEKEN’s employees receive compensations such as salaries and wages, pensions (refer to note 9.1) and share-based payments (refer to note 6.5). Other personnel expenses include expenses for contractors of €153 million (2021: €114 million; 2020: €128 million) and a reversal of restructuring provision of €53 million (2021: €4 million, expense; 2020: €343 million, expense). Refer to note 9.2 for the restructuring provisions.

In millions of €	Note	2022	2021	2020
Wages and salaries		2,757	2,382	2,228
Compulsory social security contributions		412	365	367
Contributions to defined contribution plans		57	53	51
Expenses related to defined benefit plans	9.1	115	102	104
Expenses related to other long-term employee benefits		5	3	7
Equity-settled share-based payment plan	6.5	57	51	(1)
Other personnel expenses		676	529	913
		4,079	3,485	3,669
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
During 2022, a combined ESG-related performance measures, with equal weighting, were included in the LTIP. The performance conditions for LTIP 2022-2024 are organic net revenue growth, earnings per share beia growth, free operating cash flow and combined ESG-related measures. The performance conditions for LTIP 2020-2022 and 2021-2023, are organic net revenue (revenue less excise tax for those countries where the excise is borne by HEINEKEN) growth, organic operating profit beia growth, earnings per share beia growth and free operating cash flow. The performance conditions are equally weighted.
At target performance, 100% of the awarded share rights vest. At threshold performance, 50% of the awarded share rights vest and at maximum performance, 200% of the awarded share rights vest.
The grant date, fair market value (FMV) at the grant date, service period and vesting date for the LTIP are visualised below:

LTI Plan	31-12-2019	31-12-2020	31-12-2021	31-12-2022	31-12-2023	31-12-2024

	grant date FMV €90.11	performance period
2020-2022					vesting date

		grant date FMV €87.03	performance period
2021-2023						vesting date

			grant date FMV €93.81		performance period
2022-2024
Total LTIP expenses recognised in 2022

The number of outstanding share rights and the movement over the year under the LTIP of the Executive Board and senior management is as follows:

	Number of share rights 2022	Number of share rights 2021
Outstanding as at 1 January	1,821,369	851,689
Granted during the year	431,038	444,541
Forfeited during the year	(115,887)	(113,363)
Cancelled during the year	87	(60,145)
Vested previous year	(284,183)	—
Performance adjustment	311,194	698,647
Outstanding as at 31 December	2,163,618	1,821,369
Share price as at 31 December	87.88	98.86
At vesting, HEINEKEN deducts a number of shares to cover payroll taxes and mandatory withholdings on behalf of the individual employees. Therefore, the number of Heineken N.V. shares to be received by LTIP participants is a net (after-tax) number. Ownership of the vested LTIP 2020-2022 shares will transfer to the Executive Board members shortly after the publication of the annual results of 2022 and to senior management on 1 April 2023.

Other share-based compensation plans
In 2022, under the Extraordinary share plans for senior management, 500 shares were granted (2021: 58,566) and 32,505 (gross) shares vested (2021: 17,878). These extraordinary grants only have a service condition and vest between one and five years. The expenses relating to these additional grants are recognised in profit or loss during the vesting period. In 2022, expenses amounted to €2 million (2021: €4 million; 2020: €1 million).
Matching shares granted to the Executive Board are disclosed in note 13.3.
Personnel expenses
The total share-based compensation expense that is recognised in 2022 amounts to €57 million (2021: €51 million share-based compensation expense; 2020: €1 million share-based compensation income).

In millions of €	Note	2022	2021	2020
Share rights granted in 2018		—	—	(21)
Share rights granted in 2019		—	7	4
Share rights granted in 2020		19	21	16
Share rights granted in 2021		18	23	—
Share rights granted in 2022		20	—	—
Total expense recognised in personnel expenses	6.4	57	51	(1)
Accounting estimates
The grant date fair value is calculated by adjusting the share price at the grant date for estimated foregone dividends during the performance period, as the participants are not entitled to receive dividends during that period. The foregone dividends are estimated by applying HEINEKEN's dividend policy on the latest forecasts of net profit (beia).
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
Accounting policies
HEINEKEN's share-based compensation plans are equity-settled share rights granted to the Executive Board and senior management.
The grant date fair value is calculated by deducting expected foregone dividends from the grant date during the performance period share price. The costs of the share plans are adjusted for expected performance and forfeiture and spread evenly over the service period.
Share-based compensation expenses are recorded in the profit or loss, with a corresponding adjustment to equity.

6.6 Amortisation, depreciation and impairments

In millions of €	Note	2022	2021	2020
Property, plant and equipment	8.2	1,537	1,487	1,981
Intangible assets	8.1	256	461	855
Assets classified as held for sale	10.2	88	—	—
Other		5	11	38
		1,886	1,959	2,874

Property, plant and equipment include depreciation and impairment of ROU assets of €254 million (2021: €276 million; 2020: €280 million).
Assets classified as held for sale relate to an impairment loss related to Russia disposal group classified as held for sale, refer to note 10.2.
For more information on impairment losses, refer to note 8.2.
Accounting policies
Refer to note 8.1 for the accounting policy on impairments and amortisation, and to note 8.2 for the policy on depreciation.
6.7 Earnings per share
The calculation of earnings per share (EPS) for the period ended 31 December 2022 is based on the profit attributable to the shareholders of the Company (net profit) and the weighted average number of shares outstanding (basic and diluted) during the year ended 31 December 2022.

In € per share (basic or diluted) for the period ended 31 December	2022	2021	2020
Basic earnings per share	4.66	5.77	(0.36)
Diluted earnings per share	4.65	5.77	(0.36)
Refer to the table below for the information used in the calculation of the basic and diluted earnings per share.
Weighted average number of shares – basic and diluted

	2022	2021	2020
Total number of shares issued	576,002,613	576,002,613	576,002,613
Effect of own shares held	(439,108)	(262,344)	(377,015)
Weighted average number of basic shares outstanding for the year	575,563,505	575,740,269	575,625,598
Dilutive effect of share-based payment plan obligations	462,616	229,127	—
Weighted average number of diluted shares outstanding for the year	576,026,120	575,969,395	575,625,598
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
7. Working capital
7.1 Inventories
Inventories include raw and packaging materials, work in progress, spare parts, goods for resale and finished products.

In millions of €	2022	2021
Raw materials	619	445
Work in progress	364	324
Finished products	598	499
Goods for resale	530	396
Non-returnable packaging	548	338
Other inventories and spare parts	591	436
	3,250	2,438
In 2022, the change in inventories written off to net realisable value was €9 million, release (2021: €11 million, write off; 2020: €20 million, write off).
Accounting policies
Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on a weighted average cost and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Cost of inventories are generally updated on annual basis except if a structural change is identified during the period such as the impact of inflationary pressure on input costs.
Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.
7.2 Trade and other receivables
Trade and other receivables arise during ordinary activities, for example from the sale of inventory, from proceeds for contract brewing or from royalty fees.

In millions of €	2022	2021
Trade receivables	3,104	2,376
Other receivables	926	865
Trade receivables due from associates and joint ventures	16	13
Prepayments	485	408
	4,531	3,662
Trade and other receivables contain a net impairment loss of €38 million (2021: €28 million; 2020: €141 million) from contracts with customers, which is included in expenses for raw materials, consumables and services.
The ageing of trade and other receivables (excluding prepayments) as at 31 December 2022 is as follows:

	2022		Past due
In millions of €	Total	Not past due	0-30 days	31-120 days	> 120 days
Gross	4,534	3,378	442	259	455
Allowance	(488)	(100)	(24)	(49)	(315)
	4,046	3,278	418	210	140

	2021		Past due
In millions of €	Total	Not past due	0-30 days	31-120 days	> 120 days
Gross	3,708	2,788	322	196	402
Allowance	(454)	(72)	(34)	(45)	(303)
	3,254	2,716	288	151	99

The movement in allowance for credit losses for trade and other receivables during the year is as follows:

In millions of €	2022	2021
Balance as at 1 January	454	504
Changes in consolidation	44	2
Addition to allowance	50	46
Allowance used	(47)	(77)
Allowance released	(12)	(18)
Other	(5)	(6)
Effect of movements in exchange rates	4	3
Balance as at 31 December	488	454
Accounting estimates
HEINEKEN determines on each reporting date the impairment of trade and other receivables using a model (e.g. flow rate method) which estimates the lifetime expected credit losses that will be incurred on these receivables. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. Due the macro-economic environment and uncertainties including increasing inflationary pressure on HEINEKEN’s customers, more judgement is required in the calculation of expected credit losses compared to the prior year. As part of these assessments, HEINEKEN has incorporated all reasonable and supportable information available such as whether there has been a breach of payment terms or deterioration of payment against payment terms, a request for extended payment terms or a request for waived payment terms. For more information on HEINEKEN's credit risk exposure refer to note 11.5.
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

In millions of €	2022	2021
Trade payables	5,852	4,631
Accruals	1,802	1,615
Taxation and social security contributions	1,103	999
Interest	172	177
Dividends	25	23
Other payables	329	305
	9,283	7,750
In 2022, the increase in trade payables is mainly due to inflation in commodity prices related to raw materials and increased prices for transport
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
Returnable packaging materials
The majority of returnable packaging materials are classified as property, plant and equipment. The category 'Other fixed assets' in property, plant and equipment (refer to note 8.2) includes €1,018 million (2021: €830 million) of returnable packaging materials.
Returnable packaging deposit liability
In certain markets, HEINEKEN has the legal or constructive obligation to take back the materials from the market. A deposit value is generally charged upon the sale of the finished product, which is reimbursed when the empty returnable packaging material is returned.

In millions of €	2022	2021
Returnable packaging deposits	545	476
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
Refer to note 8.2 for the general accounting policy on property, plant and equipment. Specifically for returnable packaging materials, the estimated useful life depends on the loss of the materials in the market as well as on HEINEKEN's sites.
Returnable packaging deposit liability
HEINEKEN recognises a deposit liability when a legal or constructive obligation exists to reimburse the customer for returnable packaging materials that are returned. The returnable packaging deposit liability is based on the estimated returnable packaging materials in the market, the expected return thereof and the deposit value.
In light of increasing inflationary pressures and HEINEKEN’s BaBW ambitions, the deposit value for a number of returnable packaging materials were increased. In the event the deposit value is increased, the relating liability is remeasured through profit and loss taking into account the returnable packaging materials which are already in the market.
8. Non-current assets

8.1 Intangible assets
Intangible assets within HEINEKEN are mainly goodwill, brands and customer-related intangibles such as customer lists. The majority of intangible assets have been recognised by HEINEKEN as part of acquisitions. Refer to the table below for the historical cost per asset class and the movements during the year including amortisation.

		2022						2021
In millions of €	Note	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total	Goodwill	Brands	Customer- related intangibles	Contract- based intangibles	Software, research and development and other	Total
Cost
Balance as at 1 January		12,278	8,712	2,172	1,033	1,185	25,380	11,149	4,552	2,051	946	1,081	19,779
Hyperinflation restatement to 1 January 2022		108	7	—	—	1	116	—	—	—	—	—	—
Changes in consolidation	10.1	109	229	10	—	(3)	345	644	3,644	—	(4)	(3)	4,281
Purchased/internally developed		—	—	5	7	208	220	—	112	1	36	124	273
Transfer (to)/from assets classified as held for sale	10.2	—	(17)	—	—	(21)	(38)	—	(2)	—	—	(1)	(3)
Disposals		—	(2)	—	(1)	(22)	(25)	—	(1)	—	—	(31)	(32)
Hyperinflation adjustment		49	3	—	—	1	53	—	—	—	—	—	—
Effect of movements in exchange rates		174	10	115	29	15	343	485	407	120	55	15	1,082
Balance as at 31 December		12,718	8,942	2,302	1,068	1,364	26,394	12,278	8,712	2,172	1,033	1,185	25,380

Amortisation and impairment losses
Balance as at 1 January		(468)	(1,708)	(1,352)	(385)	(705)	(4,618)	(471)	(1,409)	(1,182)	(332)	(618)	(4,012)
Hyperinflation restatement to 1 January 2022		—	(3)	—	—	—	(3)	—	—	—	—	—	—
Changes in consolidation		—	—	—	—	—	—	—	—	—	—	(3)	(3)
Amortisation charge for the year	6.6	—	(201)	(118)	(12)	(114)	(445)	—	(149)	(108)	(28)	(104)	(389)
Impairment losses	6.6	—	—	—	(1)	—	(1)	—	(134)	—	—	—	(134)
Reversals of impairments	6.6	—	173	16	—	1	190	—	53	9	—	—	62
Transfer to/(from) assets classified as held for sale	10.2	—	18	—	—	13	31	—	2	—	—	1	3
Disposals		—	2	—	1	15	18	—	1	—	—	25	26
Hyperinflation adjustment		—	(2)	—	—	(1)	(3)	—	—	—	—	—	—
Effect of movements in exchange rates		—	(61)	(82)	(3)	(9)	(155)	3	(72)	(71)	(25)	(6)	(171)
Balance as at 31 December		(468)	(1,782)	(1,536)	(400)	(800)	(4,986)	(468)	(1,708)	(1,352)	(385)	(705)	(4,618)

Carrying amount
As at 1 January		11,810	7,004	820	648	480	20,762	10,678	3,143	869	614	463	15,767
As at 31 December		12,250	7,160	766	668	564	21,408	11,810	7,004	820	648	480	20,762

Goodwill impairment testing
For impairment testing, goodwill in respect of Europe, Americas (excluding Brazil) and Asia Pacific (excluding India) is allocated and monitored on a regional basis. For Brazil, India, subsidiaries within Africa, Middle East & Eastern Europe and Head Office, goodwill is allocated and monitored on an individual country basis. The total amount of goodwill of €12,250 million (2021: €11,810 million) is allocated to each (group of) Cash Generating Unit (CGU) as follows:

Goodwill per (group of) CGU
7,500
5,000
2,500
0
Number of €
4,905
4,883
2,337
2,182
457
409
419
268
3,019
2,925
633
663
480
480
Europe
Americas (including Brazil)
Brazil
Africa, Middle East & Eastern Europe
Asia Pacific (including India)
India
Head Office
2022
2021

The increase in goodwill of €440 million compared to 2021, mainly relates to application of hyperinflation accounting in Ethiopia of €157 million and the movement in exchange rates of €174 million.
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
The key assumptions used for the value in use calculations are as follows:
•Cash flows are projected based on actual operating results and the approved business plan. Cash flows thereafter are extrapolated up to a 10-year period (Europe 5-year) using an expected annual volume growth rate per country, which is based on external sources. The extrapolated cash flows are therefore projected using steady or progressively declining net cash flow growth rates. Based on past experience, management considers this period to reflect the long-term development of the local beer business.

•The beer price growth per year, after the forecast period, is assumed to be the expected country-specific annual long-term inflation, which is based on external sources.
•Cash flows after the first 10-year period (Europe 5-year) are extrapolated using a perpetual growth rate equal to the expected 30-year average inflation to calculate the terminal recoverable amount. For Europe, a return on inflation-linked bond rates is used to extrapolate cash flows.
•A CGU-specific pre-tax weighted average cost of capital (WACC) was applied per CGU in determining the recoverable amount of the units.
The values assigned to the key assumptions used for the VIU calculations are as follows:

In %	Pre-tax WACC	Expected annual long-term inflation applied for years 2026-2032	Expected volume growth rates applied for years 2026-2032
Europe	10.2	2.1	1.3
Americas (excluding Brazil)	12.3	2.9	1.6
Brazil	15.8	3.1	3.7
Africa, Middle East & Eastern Europe	16.6 - 30.1	4.9 - 8.6	1.5 - 4.4
Asia Pacific (excluding India)	13.6	3.3	1.4
Head Office	13.5	3.3	1.7
In 2022, there has been a general increase in the WACC applied across most CGUs, due to increased interest rates.
Impairment losses
The annual goodwill impairment test did not result in an impairment loss for the current year (2021: nil; 2020: nil). The impairment test required as a result of the identification of impairment indicators resulted in an impairment reversal of €189 million on intangible assets other than goodwill (2021: €72 million on intangible assets other than goodwill, net impairment: 2020: €39 million on goodwill and €427 million on intangible assets other than goodwill), which was charged to profit and loss (refer to note 8.2).
Sensitivity to changes in assumptions
The outcome of a sensitivity analysis of a 200 basis points adverse change in key assumptions (i.e. lower growth rates or higher discount rates respectively) did not result in a materially different outcome for the impairment test.
Brands, customer-related and contract-based intangibles
The main brands capitalised are the brands acquired in various acquisitions. The main customer-related and contract-based intangibles relate to customer relationships (constituted either by way of a contractual agreement or by way of non-contractual relations) and re-acquired rights.

Accounting estimates and judgements
The cash flow projections used in the value in use calculations for goodwill impairment testing contain various judgements and estimations as described in the key assumptions for the VIU calculations. Such judgements and estimates are subject to change because of changing economic conditions and climate impact and actual cash flows may differ from forecasts. The below additional considerations have been applied by HEINEKEN regarding the potential financial impact of the macro-economic environment and uncertainties including increasing inflationary pressures worldwide:
•Changes in the interest rate environment are taken into consideration when determining the discount rates
•Terminal growth rates do not exceed the long-term annual inflation rate of the country or region, thus excluding any increased inflation growth experiences in the short-term
•Sensitivity scenarios are applied to those markets or regions where the inflation and/or the exchange devaluation is considered significant based on management’s judgement
The impact of climate change risk on future cash flows have also been considered at an CGU and asset elvel, including committed capex and operational expenditure. No material financial impacts to the current year impairment assessment were identified.
In addition, HEINEKEN have considered the sensitivity of the assumptions used in the impairment testing and the carrying amount of these assets are not considered to be sensitive to the impact of risks arising from climate change.
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
Amortisation
Amortisation is calculated over the cost of the asset less its residual value. Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use. The estimated useful lives are as follows:

•Strategic brands	40 – 50 years
•Other brands	5 – 25 years
•Customer-related and contract-based intangibles	5 – 25 years
•Re-acquired rights	3 – 12 years
•Software	3 – 7 years
•Capitalised development costs	3 years
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
Impairment of non-financial assets
At each reporting date, HEINEKEN reviews the carrying amounts of its non-financial assets (except for inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated. The existence of any immediate or short-term physical threats due to climate change were also considered in assessing for any indication of impairment. Furthermore, HEINEKEN assesses goodwill and other intangible assets with an indefinite useful life annually for impairment.
For impairment testing, assets are grouped into the smallest group of assets that generate cash inflows from continuing use. The CGU for other non-financial assets is often the operating company on a country level. The recoverable amount of an asset or CGU is the higher of an asset’s FVLCD and VIU. In assessing the VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or CGU.

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
8.2 Property, plant and equipment
Property, plant and equipment (P,P&E) are fixed assets that are owned by HEINEKEN, as well as right of use (ROU) assets under a lease agreement. Owned and ROU assets are held for use in HEINEKEN's operating activities. Refer to the table below for the split between owned assets and ROU assets as per balance sheet date:

In millions of €	2022	2021
Property, plant and equipment - owned assets	12,610	11,518
Right of use assets	1,013	883
	13,623	12,401

Owned assets
The table below details the historical cost per asset class and the movements during the year for owned assets.

		2022					2021
In millions of €	Note	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total	Land and buildings	Plant and equipment	Other fixed assets	Under construction	Total
Cost
Balance as at 1 January		7,534	10,099	5,934	1,068	24,635	7,042	9,455	5,699	669	22,865
Hyperinflation reinstatement to 1 January 2022		72	161	102	1	336	—	—	—	—	—
Changes in consolidation and other transfers	10.1	63	36	2	(2)	99	187	171	13	13	384
Purchases		27	37	409	1,646	2,119	20	55	251	1,170	1,496
Transfer of completed projects under construction		237	646	462	(1,345)	—	119	393	279	(791)	—
Transfer (to)/from assets classified as held for sale		(163)	(269)	(84)	(4)	(520)	(21)	(29)	(9)	—	(59)
Disposals		(49)	(150)	(289)	(5)	(493)	(40)	(112)	(384)	(6)	(542)
Hyperinflation adjustment		47	100	65	1	213	—	—	—	—	—
Effect of movements in exchange rates		(3)	110	81	27	215	227	166	85	13	491
Balance as at 31 December		7,765	10,770	6,682	1,387	26,604	7,534	10,099	5,934	1,068	24,635

Depreciation and impairment losses
Balance as at 1 January		(2,759)	(6,048)	(4,247)	(63)	(13,117)	(2,586)	(5,605)	(3,999)	(69)	(12,259)
Hyperinflation reinstatement to 1 January 2022		(14)	(57)	(85)	—	(156)	—	—	—	—	—
Changes in consolidation and other transfers		4	—	1	—	5	—	(4)	4	—	—
Depreciation charge for the year	6.6	(172)	(513)	(625)	—	(1,310)	(156)	(460)	(579)	—	(1,195)
Impairment losses	6.6	(68)	(18)	(3)	(1)	(90)	(6)	(43)	(1)	(2)	(52)
Reversals of impairments	6.6	75	30	7	5	117	4	19	10	3	36
Transfer to/(from) assets classified as held for sale		80	177	63	—	320	13	26	9	—	48
Disposals		33	146	271	—	450	34	110	374	—	518
Hyperinflation adjustment		(14)	(20)	(65)	—	(99)	—	—	—	—	—
Effect of movements in exchange rates		(15)	(49)	(49)	(1)	(114)	(62)	(91)	(65)	5	(213)
Balance as at 31 December		(2,850)	(6,352)	(4,732)	(60)	(13,994)	(2,759)	(6,048)	(4,247)	(63)	(13,117)

Carrying amount
As at 1 January		4,775	4,051	1,687	1,005	11,518	4,456	3,850	1,700	600	10,606
As at 31 December		4,915	4,418	1,950	1,327	12,610	4,775	4,051	1,687	1,005	11,518
Land and buildings include the breweries and offices of HEINEKEN as well as stores, pubs and bars. The plant and machinery asset class contains all the assets needed in HEINEKEN's brewing, packaging and filling activities. Other fixed assets mainly consist of returnable packaging materials, commercial fixed assets and furniture, fixtures and fittings. Refer to note 7.4 for further information on returnable packaging materials that are included in this category.
Impairment losses
A net impairment reversal of €27 million on owned P,P&E (2021: €16 million, net impairment; 2020: €463 million, net impairment), €4 million impairment reversal on ROU assets (2021: €20 million, net impairment; 2020: €34 million, net impairment) and €189 million impairment reversal on intangible assets with finite useful life (2021: €72 million, net impairment; 2020: €427 million, net impairment) were recorded for the year ended 31 December 2022. The net impairment reversal mainly relates to impairment reversal in the CGU Papua New Guinea (€234 million) which is included in the Asia Pacific operating segment. The reversal is primarily driven by an improved performance and stronger recovery from COVID-19 in a more favourable macro-economic environment, since the recognition of the impairment in 2020.
The determination of the recoverable amount of papua new Guinea is based on a VIU valuation, which is based on a discounted 10-year cash flow forecast. The key assumptions used to determine the cash flows are based on market expectations and management's best estimate. Cash flows thereafter are extrapolated using a perpetual growth rate equal to the expected 30-year compounded average inflation, in order to calculate the terminal recoverable amount.
Impairments (reversals) are recorded on the line 'amortisation, depreciation and impairments' in the Income Statement. For a split per asset class, refer to the movement schedules in notes 8.1 and 8.2.
See the table below for the key assumptions:

	2022
	Papua New Guinea
In %	2023 - 2025	2026-2032
Pre-tax WACC (in local currency)	20.5	20.5
Expected annual long-term inflation	4.1	4.1
Expected volume growth	8.1	1.7
Right of use (ROU) assets
HEINEKEN leases stores, pubs, offices, warehouses, cars, (forklift) trucks and other equipment in the ordinary course of business. HEINEKEN has around 36,000 leases with a wide range of different terms and conditions, depending on local regulations and practices. Many leases contain extension and termination options, which are included in the lease term if HEINEKEN is reasonably certain to exercise the option. Refer to the table below for the carrying amount of ROU assets per asset class per balance sheet date:

In millions of €	2022	2021
Land and buildings	830	692
Equipment	183	191
Carrying amount ROU assets as at 31 December	1,013	883

In 2022, €218 million was added to the ROU assets as a result of entering into new lease contracts and the remeasurement of existing leases (2021: €223 million). The depreciation and impairments of ROU assets for the financial year ending 31 December is as follows:

In millions of €	2022	2021
Land and buildings	174	180
Equipment	80	96
Depreciation and impairments for ROU assets	254	276
Accounting estimates and judgements
Estimates are required to determine the (remaining) useful lives of fixed assets. Useful lives are determined based on an asset's age, the frequency of its use, repair and maintenance policy, technology changes in production, redundancies or changes due to climate risks and expected restructuring.
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

Depreciation and impairments
Depreciation is calculated using the straight-line method, based on the estimated useful life of the asset class. The estimated useful lives of the main asset classes are as follows:

•Buildings	15 – 40 years
•Plant and equipment	5 – 30 years
•Other fixed assets	3 – 10 years
Land and assets under construction are not depreciated. When assets under construction are ready for their intended use, they are transferred to the relevant category and depreciation starts. All other P,P&E items are depreciated over their estimated useful life to the asset's residual value.
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
HEINEKEN applies the following practical expedients for the recognition of leases:
•The short-term lease exemption means that leases with a duration of less than a year are expensed in the income statement on a straight-line basis.

•The low-value lease exemption, meaning that leased assets with an individual value of €5,000 or less if bought new, are expensed in the income statement on a straight-line basis.
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

8.3 Loans and advances to customers
Loans and advances to customers are inherent to HEINEKEN's business model. Loans to customers are repaid in cash on fixed dates while the settlement of advances to customers is linked to the sales volume of the customer. Loans and advances to customers are usually backed by collateral such as properties.

In millions of €	2022	2021
Loans to customers	61	56
Advances to customers	155	153
Loans and advances to customers	216	209
The movement in allowance for impairment losses for loans and advances to customers during the year is as follows:

In millions of €	2022	2021
Balance as at 1 January	69	90
Transfers	1	(2)
Addition to allowance	9	5
Allowance used	(8)	(14)
Allowance released	(5)	(12)
Effect of movements in exchange rates	3	2
Balance as at 31 December	69	69
Accounting estimates
HEINEKEN determines at each reporting date the impairment of loans and advances to customers using an expected credit loss model, which estimates the credit losses over 12 months. If a significant increase in credit risk occurs (e.g. more than 30 days overdue, change in credit rating, payment delays in other receivables from the customer), credit losses over the lifetime of the asset are incurred. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. Due to the macro-economic environment and uncertainties including increasing inflationary pressure on HEINEKEN’s customers, more judgement is required for the calculation of expected credit losses compared to the prior years. For more information on HEINEKEN's credit risk exposure refer to note 11.5.
Accounting policies
Loans and advances to customers are initially measured at fair value and subsequently at amortised cost minus any impairment losses.
8.4 Other non-current assets
Other non-current assets mainly consist of Fair Value through other comprehensive income (FVOCI) investments, long-term prepayments and other receivables with a duration longer than 12 months.

In millions of €	Note	2022	2021
Fair value through OCI investments		154	135
Non-current derivatives	11.6	56	6
Loans to joint ventures and associates		15	28
Long-term prepayments		461	392
Other receivables		544	509
Other non-current assets		1,230	1,070
The FVOCI investments primarily consist of equity securities. HEINEKEN designates these investments as FVOCI as these are not held for trading purposes.

Other receivables include lease receivables of €137 million (2021: €148 million). The average outstanding term of the lease receivables, including the short-term portion of lease receivables, is 2.9 years (2021: 3.0 years). It further includes tax credits of €137 million (2021: €161 million) recognised in Brazil (refer to note 6.2). The remainder of other receivables mainly originate from the acquisition of the beer operations of FEMSA and represent a receivable on the Brazilian authorities on which interest is calculated in accordance with Brazilian legislation. The collection of this receivable is expected to be beyond a period of five years. A part of the aforementioned qualifies for indemnification towards FEMSA and is provided for.
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
HEINEKEN makes contributions to pension plans that provide pension benefits to (former) employees upon retirement, both via defined benefit as well as defined contribution plans. Other long-term employee benefits include long-term bonus plans, termination benefits, medical plans and jubilee benefits. Refer to note 6.4 for the contribution to defined contribution plans. This note relates to HEINEKEN's defined benefit pension plans. Refer to the table below for the present value of the defined benefit plans as at 31 December.

In millions of €	2022	2021
Present value of unfunded defined benefit obligations	177	169
Present value of funded defined benefit obligations	7,745	10,013
Total present value of defined benefit obligations	7,922	10,182
Fair value of defined benefit plan assets	(7,569)	(9,680)
Present value of net obligations	353	502
Asset ceiling items	129	101
Defined benefit plans included under non-current assets	28	6
Recognised liability for defined benefit obligations	510	609
Other long-term employee benefits	58	59
	568	668
The vast majority of benefit payments are from pension funds that are held in trusts (or equivalent), however, there is a small portion where HEINEKEN fulfils the benefit payment obligation as it falls due. Plan assets held in trusts are governed by Trustee Boards composed of HEINEKEN representatives and independent and/or member representation, in accordance with local regulations and practice in each country. The relationship and division of responsibility between HEINEKEN and the Trustee Board (or equivalent) including investment decisions and contribution schedules are carried out in accordance with the plan's regulations.
The defined benefit pension plans in the Netherlands (NL) and the United Kingdom (UK) represent the majority of the total defined benefit plan assets and the present value of the defined benefit obligations.
Refer to the table below for the split of these plans in the total present value of the net obligations of HEINEKEN.

	2022	2021	2022	2021	2022	2021	2022	2021
In millions of €	UK	UK	NL	NL	Other	Other	Total	Total
Total present value of defined benefit obligations	2,641	4,288	4,120	4,562	1,161	1,332	7,922	10,182
Fair value of defined benefit plan assets	(2,557)	(4,137)	(4,055)	(4,523)	(957)	(1,020)	(7,569)	(9,680)
Present value of net obligations	84	151	65	39	204	312	353	502
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
During 2022, the coverage ratio of the Dutch pension fund improved significantly. Rising interest rates lowered the fund’s net defined benefit obligations given its relatively low interest hedging policy. The fund’s financial position allowed for pension indexation in 2022. In July 2022, the Board of the pension fund decided to provide an annual discretionary indexation of accrued benefits of 3.42% to all its members. In December 2022, the Board of the pension fund decided to provide an annual discretionary indexation of accrued benefits at 1 January 2023 of 14.33%.
In 2022, the decrease in the fair value of defined benefit plan assets is mainly due to a decrease in the value of bonds, interest rate swaps, mortgages and equity instruments. The lower defined benefit obligation is mainly due to a higher discount rate assumption, partially offset by a higher indexation assumption. HEINEKEN’s cash contribution to the Dutch pension plan was at the maximum level. The same level will apply in 2023.
Defined benefit plan in the United Kingdom
HEINEKEN’s UK plan (Scottish & Newcastle pension plan 'SNPP') was closed to future accrual in 2011 and the liabilities thus relate to past service before plan closure. Based on the triennial review finalised in early 2019, HEINEKEN has renewed the funding plan (until 31 May 2023) including an annual deficit reduction contribution of GBP39.2 million in 2018, thereafter increasing with GBP1.7 million per year. At the end of 2018, an agreement (the 'Funding Agreement') was reached with the UK pension fund Trustees on a more conservative longer-term funding and investment approach towards 2030. This agreement has been formalised during 2019 and signed in early 2020, which leads to a gradual decrease in investment risk. The current schedule of deficit recovery payments until May

2023 will remain in place. As of June 2023, deficit recovery payments will stop. Going forward recovery payments will be conditional on the funding position of the pension fund and capped on the current contribution level.
In 2022, the decrease in the fair value of defined benefit plan assets is mainly due to the lower value of debt investments, as a result of an increase in interest rates. The increase in interest rates lowered not only the plan assets, but also the plan liabilities. As the fund is closed to future accrual, the strategic asset allocation is more conservative with high interest and inflation hedging levels..
Defined benefit plans in other countries
In a few other countries, HEINEKEN offers defined benefit plans, which are individually not significant to HEINEKEN. The majority of these plans are closed for new participants.

Movement in net defined benefit obligation
The movement in the net defined benefit obligation during the year is as follows:

		Present value of defined benefit obligations		Fair value of defined benefit plan assets		Present value of net obligations
In millions of €	Note	2022	2021	2022	2021	2022	2021
Balance as at 1 January		10,182	9,590	(9,680)	(8,757)	502	833
Included in profit or loss
Current service cost		112	106	—	—	112	106
Past service cost/(credit)		(2)	(9)	—	—	(2)	(9)
Administration expense		—	—	5	5	5	5
Expense recognised in personnel expenses	6.4	110	97	5	5	115	102
Interest expense/(income)	11.1	212	107	(198)	(93)	14	14
		322	204	(193)	(88)	129	116
Included in OCI
Remeasurement loss/(gain):
Actuarial loss/(gain) arising from	12.3
Demographic assumptions		47	67	—	—	47	67
Financial assumptions		(2,714)	346	—	—	(2,714)	346
Experience adjustments		550	13	—	—	550	13
Return on plan assets excluding interest income[1]		—	—	2,011	(726)	2,011	(726)
Effect of movements in exchange rates		(114)	309	112	(288)	(2)	21
		(2,231)	735	2,123	(1,014)	(108)	(279)
Other
Changes in consolidation and reclassification	10.1	1	12	(7)	(10)	(6)	2
Contributions paid:
By the employer		—	—	(164)	(165)	(164)	(165)
By the plan participants		25	24	(25)	(24)	—	—
Benefits paid		(377)	(378)	377	378	—	—
Settlements		—	(5)	—	—	—	(5)
		(351)	(347)	181	179	(170)	(168)
Balance as at 31 December		7,922	10,182	(7,569)	(9,680)	353	502

1The total OCI impact for the current year also included movement resulting from asset ceiling increase between 2021 and 2022.

Defined benefit plan assets

	2022			2021
In millions of €	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Equity instruments:
Europe	316	—	316	462	—	462
Northern America	847	—	847	1,218	—	1,218
Japan	118	—	118	135	—	135
Asia other	160	—	160	254	—	254
Other	92	145	237	89	156	245
	1,533	145	1,678	2,158	156	2,314
Debt instruments:
Bonds – investment grade	3,744	1,125	4,869	5,631	817	6,448
Bonds – non-investment grade	228	361	589	526	294	820
	3,972	1,486	5,458	6,157	1,111	7,268

Derivatives	41	(1,296)	(1,255)	38	(1,474)	(1,436)
Properties and real estate	249	659	908	326	615	941
Cash and cash equivalents	362	34	396	179	78	257
Investment funds	25	351	376	12	264	276
Other plan assets	94	(86)	8	114	(54)	60
	771	(338)	433	669	(571)	98
Balance as at 31 December	6,276	1,293	7,569	8,984	696	9,680
The HEINEKEN pension funds monitor the mix of debt and equity securities in their investment portfolios based on market expectations. Material investments within the portfolio are managed on an individual basis. Through its defined benefit pension plans, HEINEKEN is exposed to several risks, the most significant are detailed below.
Risks associated with defined benefit plans
Asset volatility
The plan liabilities are calculated using a discount rate set with reference to AA corporate bond yields. If the return on the plan assets is less than the return on the liabilities implied by this assumption, this will create a deficit. The plan in the Netherlands holds a significant proportion of equities, which are expected to outperform corporate bonds in the long term while providing volatility and risk in the short term.
In the Netherlands, an Asset-Liability Matching (ALM) study is performed at least on a triennial basis, the last ALM study was performed in 2021. The ALM study is the basis for the strategic investment policies and the (long-term) strategic investment mix. As at 31 December 2022, the strategic asset mix comprises 33.5% of plan assets in equity securities, 25% in bonds and swaps, 18% in alternative investments, 11% in mortgage and 12.5% in real estate.
In the UK, an actuarial valuation is performed at least on a triennial basis. The valuation is the basis for the funding plan, strategic investment policies and the (long-term) strategic investment mix. The valuation was performed in 2021. As at 31 December 2022, the strategic mix of assets comprises 30% of plan assets in liability-driven investments, 26.5% in corporate bonds, 15% in higher-yielding credit, 15% in private markets, 7.5% in long lease property and 6% in equities. As part of the Funding Agreement, the strategic asset mix will evolve between now and 2030 to provide greater certainty of return, lower volatility and higher cash generation.
Interest rate risk
A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ fixed-rate instruments holdings.
In the Netherlands, interest rate risk is managed through fixed-income investments and interest rate swap instruments. These investments and instruments match the liabilities by 38% as at 31 December 2022 (2021: 24%). In the UK, interest rate risk is managed through the use of a mixture of fixed income investments and interest rate swap instruments. These investments and instruments match 96% of the interest rate sensitivity of the total liabilities as measured on a Gilts +1% liability basis (2021: 96% as measured on the same basis).
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
HEINEKEN provides employees in the Netherlands with an average pay pension plan, whereby indexation of accrued benefits is conditional on the funded status of the pension fund. In the UK, inflation risk is partly managed through the use of a mixture of inflation-linked derivative instruments. These instruments match 96% of the inflation-linked liabilities as measured on a Gilts +1% liability basis (2021: 96% as measured on the same basis).
Life expectancy
The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will increase the plans’ liabilities. This is particularly significant in the UK plan, where inflation-linked increases result in higher sensitivity to changes in life expectancy. In 2015, the Trustee of HEINEKEN UK's pension plan implemented a longevity hedge to remove the risk of a higher increase in life expectancy than anticipated for the 2015 population of pensioners.
Principal actuarial assumptions as at the balance sheet date
Based on the significance of the Dutch and UK pension plans compared with the other plans, the table below refers to the major actuarial assumptions for those two plans as at 31 December:

	The Netherlands		UK1
In %	2022	2021	2022	2021
Discount rate as at 31 December	3.8	1.1	5.0	1.8
Future salary increases	2.0	2.0	—	—
Future pension increases	2.9	1.3	3.1	3.4

1 The UK plan is closed for future accrual, leading to certain assumptions being equal to zero.
For the other defined benefit plans, the following actuarial assumptions apply as at 31 December:

	Europe		Americas
In %	2022	2021	2022	2021
Discount rate as at 31 December	2.3-3.9	0.3-1.1	9.4-13.0	8.0-8.2
Future salary increases	0.0-3.4	0.0-3.1	0.0-4.5	0.0-4.5
Future pension increases	0.0-2.3	0.0-2.0	0.0-3.5	0.0-3.5
Medical cost trend rate	—	—	5.1-7.5	5.1-7.0
Assumptions regarding future mortality rates are based on published statistics and mortality tables. For the Netherlands, the rates are obtained from the ‘AG-Prognosetafel 2022’, fully generational. For the UK, the future mortality rates are obtained by applying the Continuous Mortality Investigation 2021 projection model.
The weighted average duration of the defined benefit obligation at the end of the reporting period is 16 years (2021: 18 years).
Except for the reduction in recovery contributions for the UK pension fund, HEINEKEN expects the contributions to be paid for the defined benefit plans for 2023 to be in line with 2022.

Sensitivity analysis
As at 31 December, changes to one of the relevant actuarial assumptions that are considered reasonably possible, holding other assumptions constant, would have affected the defined benefit obligation by the following amounts:

	2022		2021
Effect in millions of €	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Discount rate (0.5% movement)	(551)	629	(876)	989
Future salary growth (0.25% movement)	8	(8)	33	(31)
Future pension growth (0.25% movement)	253	(245)	403	(407)
Medical cost trend rate (0.5% movement)	3	(3)	4	(3)
Life expectancy (1 year)	318	(317)	484	(479)
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
For changes to a defined benefit plan, which result in a plan amendment or a curtailment or settlement, HEINEKEN determines the amount of any past service cost, or gain or loss on settlement, by remeasuring the net defined benefit liability before and after the amendment, using current assumptions and the fair value of plan assets at the time of the amendment. In case the net defined benefit liability is remeasured to determine the impact of the changes, current service cost and net interest for the remainder of the year are remeasured using the same assumptions and the same fair value of plan assets.

9.2 Provisions
Provisions within HEINEKEN mainly relate to restructuring, and claims and litigation that arise in the ordinary course of business. The outcome depends on future events, which are by nature uncertain.

In millions of €	Note	Claims and litigation	Taxes	Restruc-turing	Onerous contracts	Other	Total
Balance as at 1 January 2022		196	344	234	25	138	937
Transfers		10	(10)	—	—	—	—
Provisions made during the year		62	12	91	3	54	222
Provisions used during the year		(64)	(20)	(77)	(6)	(10)	(177)
Provisions reversed during the year		(75)	(61)	(38)	(3)	(47)	(224)
Effect of movements in exchange rates		12	12	—	(1)	2	25
Unwinding of discounts		9	6	—	—	—	15
Balance as at 31 December 2022		150	283	210	18	137	798
Non-current		131	256	88	6	91	572
Current		19	27	122	12	46	226
Claims and litigation
The provisions for claims and litigation of €150 million (2021: €196 million) mainly relate to civil and labour claims in Brazil.
Taxes
The provisions for taxes of €283 million (2021: €344 million) relate to indirect taxes not within the scope of IAS 12 and mainly relate to Brazil. Tax legislation in Brazil is highly complex and subject to interpretation, therefore the timing of the cash outflows for these provisions is uncertain.
Other provisions
Included are, among others, provisions for credit risk on surety and guarantees issued of €50 million (2021: €53 million).
Accounting estimates
In determining the likelihood and timing of potential cash outflows, HEINEKEN needs to make estimates. For claims, litigation and tax provisions, HEINEKEN bases its assessment on internal and external legal assistance and established precedents. For a large restructuring, management assesses the timing of the costs to be incurred, which influences the classification as current or non-current liabilities.
Accounting policies
A provision is a liability of uncertain timing or amount. A provision is recognised when HEINEKEN has a present legal or constructive obligation as a result of past events that can be estimated reliably, and it is probable (>50%) that an outflow of economic benefits will be required to settle the obligation. In the case of accounting for business combinations, provisions are also recognised when the likelihood is less than probable but more than remote (>5%).
Provisions are measured at the present value of the expenditures expected to be required to settle the obligation, using a pre-tax rate that reflects the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognised as part of net finance expenses.
The impact of climate change is also considered in identifying whether HEINEKEN has a present legal or constructive obligation related to fines or penalties.

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
Tax
The tax contingencies mainly relate to tax positions in Latin America and include a large number of cases with a risk assessment lower than probable but possible. Assessing the amount of tax contingencies is highly judgemental, and the timing of possible outflows is uncertain. The best estimate of tax-related contingent liabilities is €1,489 million (2021: €1,139 million), out of which €73 million (2021: €77 million) qualifies for indemnification. For several tax contingencies that were part of acquisitions, an amount of €173 million (2021: €175 million) has been recognised as provisions and other non-current liabilities in the balance sheet (refer to notes 9.2 and 11.6).
Other contingencies
Brazil civil cases
Part of other contingencies relates to civil cases in Brazil. Management's best estimate of the potential financial impact for these cases is €57 million (2021: €47 million).
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

As at 31 December 2022, €37 million (2021: €37 million) of other contingencies related to acquisitions is included in provisions (refer to note 9.2).
Guarantees

In millions of €	Total 2022	Less than 1 year	1-5 years	More than 5 years	Total 2021
Guarantees to banks for loans (to third parties)	345	50	292	3	349
Other guarantees	2,093	1,361	596	136	2,025
Guarantees	2,438	1,411	888	139	2,374
Guarantees to banks for loans relate to loans and advances to customers, which are given to external parties in the ordinary course of business of HEINEKEN. HEINEKEN provides guarantees to the banks to cover the credit risk related to these loans (refer to note 9.2 for the provision for credit risk on these guarantees).
Other guarantees include a €1.1 billion (2021: €1.1 billion) guarantee issued concerning the offer to acquire Distell Group Holdings Limited (refer to note 13.2).
Accounting estimates and judgements
HEINEKEN operates in a high number of jurisdictions and is subject to a wide variety of taxes per jurisdiction. Tax legislation can be highly complex and subject to interpretation. As a result, HEINEKEN is required to exercise significant judgement in the recognition of taxes payable and determination of tax contingencies.
Also for the other contingencies including climate change, HEINEKEN is required to exercise judgement to determine whether the risk of loss is possible but not probable. Contingencies involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions.
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
10. Acquisitions, disposals and investments
10.1 Acquisitions and disposals of subsidiaries and non-controlling interests
Acquisition and disposals of subsidiaries in 2022
During 2022, there were no significant acquisitions or disposals.
Acquisition of non-controlling interests
In 2022, transactions with non-controlling interests mainly consists of a transaction where HEINEKEN purchased 3,409,660 shares and 95,798 shares of Grupa Żywiec S.A. from Harbin B.V. and other minority shareholders, respectively. This increased HEINEKEN’s shareholding from 65.16% to 99.28%. The consideration paid for the acquisition of non-controlling interest in 2022 and the related equity impact are disclosed in the table below:

In millions of €	Consideration paid	Value on non-controlling interest	Equity Impact
Grupa Żywiec S.A	350	14	336
Other	41	4	37
Total	391	18	373
Accounting policies
Acquisitions of non-controlling interests are accounted for as transactions with owners in their capacity as owners and therefore no goodwill is recognised as a result. Adjustments to non-controlling interests arising from transactions that do not involve the loss of control are based on a proportionate amount of the net assets of the subsidiary.
10.2 Assets or disposal groups classified as held for sale
The assets and liabilities below are classified as held for sale for the year ended 31 December 2022:

	2022			2021
In millions of €	Russia disposal group	Other	Total	Total
Current assets	104	28	132	10
Property, plant and equipment	129	32	161	27
Intangible assets	5	—	5	—
Other non-current assets	17	—	17	—
Assets of disposal group held for sale	255	60	315	37
Current liabilities	(150)	(23)	(173)	(19)
Non-current liabilities	(8)	—	(8)	(1)
Liabilities associated with assets classified as held for sale	(158)	(23)	(181)	(20)
Russia disposal group classified as held for sale
On 28 March 2022, HEINEKEN announced its decision to leave Russia. Efforts to sell the disposal group are continuing and HEINEKEN expects to reach an agreement in the first half-year of 2023. The disposal group is included in the reportable segment Africa, Middle East & Eastern Europe (refer to note 6.1).
An impairment loss of €88 million was recognised in relation to the write down of the Russia disposal group classified as held for sale for the year ended 31 December 2022. The determination of the fair value less cost of disposal amount involves judgement considering the general uncertainties around Russia.
Accounting estimates and judgements
HEINEKEN classifies assets or disposal groups as held for sale when they are available for immediate sale in their present condition, are expected to be sold within 1 year and the sale is highly probable. HEINEKEN should be committed to the sale and it should be unlikely that the plan to sell will be withdrawn. This might be difficult to demonstrate in practice and involves judgement.
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
10.3 Investments in associates and joint ventures
HEINEKEN has interests in several joint ventures and associates. The total carrying amount of these associates and joint ventures was €4,296 million as at 31 December 2022 (2021: €4,148 million) and the total share of profit and other comprehensive income was a profit of €177 million in 2022 (2021: €304 million; 2020: €15 million, loss). The share of profit of associates and joint ventures includes an impairment loss of €4 million (2021: €10 million, impairment reversal; 2020: €139 million, impairment).
The associate CRH (Beer) Limited (‘CBL’) is considered to be individually material. HEINEKEN holds a shareholding of 40% in CBL as of 29 April 2019. CBL holds a controlling interest of 51.67% in China Resources Beer (Holdings) Co. Ltd. ('CR Beer'), a company incorporated in Hong Kong and listed on the Main Board of The Stock Exchange of Hong Kong Limited, operating in the beer business in China. Consequently, HEINEKEN has an effective 20.67% economic interest in CR Beer. Based on the closing share price of HKD54.55 as at 31 December 2022 (2021: HKD63.85), the fair value of this economic interest in CR Beer amounts to €4,398 million (2021:

€4,847 million. The carrying amount of CBL as at 31 December 2022 amounts to €2,908 million (2021: €2,752 million).
Set out below is the summarised financial information of CR Beer, not adjusted for the percentage of ownership held by HEINEKEN. The financial information has been amended to reflect adjustments made by HEINEKEN when using the equity method (such as fair value adjustments). Due to a difference in reporting timelines, the financial information is included with a two-month delay. This means that the financial information included relates to the period November 2021-October 2022. The reconciliation of the summarised financial information to the carrying amount of the effective interest in CR Beer is also presented.

In millions of €	31 October 2022	31 October 2021
Summarised balance sheet (100%)
Non-current assets	8,639	8,671
Current assets	2,291	1,822
Non-current liabilities	(1,809)	(1,774)
Current liabilities	(2,777)	(2,673)
Net assets	6,344	6,046

Reconciliation to carrying amount
Opening net assets	6,046	5,384
Profit for the period	471	301
Other comprehensive income	88	532
Dividends paid	(256)	(171)
Other	(7)	—
Closing net assets	6,342	6,046

Company’s share in %	20.67%	20.67%
Company’s share	1,311	1,250
Goodwill	1,597	1,502
Carrying amount	2,908	2,752

In millions of €	November 2021 to October 2022	November 2020 to October 2021	November 2019 to October 2020
Summarised income statement (100%)
Revenue	5,198	4,360	3,996
Profit	471	301	47
Other comprehensive income	88	532	(395)
Total comprehensive income	559	833	(348)

Dividends received	52	36	14

Summarised financial information for equity-accounted joint ventures and associates
The following table includes, in aggregate, the carrying amount and HEINEKEN’s share of profit and OCI of joint ventures and associates (net of income tax):

	Joint ventures			Associates¹
In millions of €	2022	2021	2020	2022	2021	2020
Carrying amount of interests	953	984	1,574	3,343	3,164	2,863
Share of:
Profit from continuing operations	64	113	(34)	159	137	3
Other comprehensive income	17	30	(2)	(63)	24	18
	81	143	(36)	96	161	21

1Includes the investment in CR Beer, which is considered to be individually material. The other joint ventures and associates are considered to be individually immaterial.
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
11. Financing and capital structure
11.1 Net finance income and expense
Interest expenses are mainly related to interest charges over the outstanding bonds, commercial paper and bank loans (refer to note 11.3). Other net finance income and expenses comprise dividend income, fair value changes of financial assets and liabilities measured at fair value, transactional foreign exchange gains and losses (on a net basis), monetary gain resulting from hyperinflation accounting, unwinding of discount on provisions and interest on the net defined benefit obligation.

In millions of €	Note	2022	2021	2020
Interest income		74	49	50
Interest expenses		(458)	(462)	(497)

Dividend income from fair value through OCI investments		7	6	10
Net change in fair value of derivatives		67	(10)	13
Net foreign exchange gain/(loss)[1]		(121)	(78)	(133)
Net monetary gain arising from hyperinflationary economies		94	—	—
Unwinding discount on provisions	9.2	(15)	(13)	(11)
Interest on the net defined benefit obligation	9.1	(14)	(14)	(23)
Other		30	123	1
Other net finance income/(expenses)		48	14	(143)

Net finance income/(expenses)		(336)	(399)	(590)

1Transactional foreign exchange effects of working capital and foreign currency-denominated loans, the latter being partially offset by the net change in fair value of derivatives.
Interest expenses include the interest component of lease liabilities of €49 million (2021: €58 million; 2020: €60 million). The line other in 2021 mainly includes €96 million of finance income due to the recognition of tax credits in Brazil, refer to note 6.2.
In 2022, a net monetary gain was recognised related to applying hyperinflation accounting in Ethiopia, refer to note 5(c).
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

In millions of €	Note	2022	2021
Cash and cash equivalents		2,765	3,248
Bank overdrafts	11.3	(1,147)	(692)
Cash and cash equivalents in the statement of cash flows		1,618	2,556
For more information on HEINEKEN's liquidity risk exposure refer to note 11.5.
The following table presents recognised 'Cash and cash equivalents' and 'Bank overdrafts', and the impact of the netting of gross amounts. The 'Net amount' below refers to the impact on HEINEKEN's balance sheet if all amounts subject to legal offset rights are netted.

	2022
In millions of €	Gross amounts	Net amounts presented in the statement of financial position	Amounts subject to legal offset rights	Net amount
Assets
Cash and cash equivalents	2,765	2,765	(792)	1,973
Liabilities
Bank overdrafts	(1,147)	(1,147)	792	(355)

	2021
Assets
Cash and cash equivalents	3,248	3,248	(412)	2,836
Liabilities
Bank overdrafts	(692)	(692)	412	(280)
HEINEKEN operates in several territories where there is limited availability of foreign currency resulting in restrictions on remittances. Mainly as a result of these restrictions, ¤418 million (2021: ¤401 million) of cash included in cash and cash equivalents is restricted for use by the Company, yet available for use in the relevant subsidiary’s day-to-day operations.
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

		2022			2021
In millions of €	Note	Non-current	Current	Total	Non-current	Current	Total
Unsecured bond issues		11,691	1,075	12,766	12,600	935	13,535
Lease liabilities		905	336	1,241	850	256	1,106
Bank loans		197	114	311	130	637	767
Other interest-bearing liabilities		100	255	355	60	151	211
Deposits from third parties[1]		—	557	557	—	562	562
Bank overdrafts		—	1,147	1,147	—	692	692
Total borrowings		12,893	3,484	16,377	13,640	3,233	16,873
Market value of cross-currency interest rate swaps	11.5			(17)			33
Other investments				(64)			—
Cash and cash equivalents	11.2			(2,765)			(3,248)
Net interest-bearing debt position				13,531			13,658

1Mainly employee deposits.
As at 31 December 2022, €82 million of the €311 million of bank loans is secured (2021: €66 million).

In millions of €	Unsecured bond issues	Lease liabilities	Bank loans	Other interest- bearing liabilities	Deposits from third parties	Derivatives used for financing activities	Assets and liabilities used for financing activities
Balance as at 1 January 2022	13,535	1,106	767	211	562	33	16,214
Consolidation changes[1]	—	27	17	41	(60)	—	25
Effect of movements in exchange rates	208	35	(7)	(31)	4	(50)	159
Addition of leases	—	428	—	—	—	—	428
Proceeds	—	—	332	258	54	—	644
(Re)payments	(987)	(305)	(882)	(45)	(3)	—	(2,222)
Interest paid over lease liability	—	(49)	—	—	—	—	(49)
Other	10	(1)	84	(79)	—	—	14
Balance as at 31 December 2022	12,766	1,241	311	355	557	(17)	15,213

1Refer to note 10.1.

In millions of €	Unsecured bond issues	Lease liabilities	Bank loans	Other interest- bearing liabilities	Deposits from third parties	Derivatives used for financing activities	Assets and liabilities used for financing activities
Balance as at 1 January 2021	14,442	1,199	412	1,047	615	14	17,729
Consolidation changes	—	4	30	—	—	—	34
Effect of movements in exchange rates	286	34	1	10	4	26	361
Addition of leases	—	265	—	—	—	—	265
Proceeds	—	—	589	983	(1)	—	1,571
(Re)payments	(1,203)	(298)	(266)	(1,818)	(64)	(7)	(3,656)
Interest paid over lease liability	—	(57)	—	—	—	—	(57)
Other	10	(41)	1	(11)	8	—	(33)
Balance as at 31 December 2021	13,535	1,106	767	211	562	33	16,214
Changes in borrowings
In 2022, the decrease in borrowings is mainly due to the repayment of bonds and bank loans, which exceeds the proceeds from bank loans and other interest-bearing liabilities incurred.
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
The average effective interest rate on the net debt position as at 31 December 2022 was 2.8% (2021: 2.7%). The average maturity of the bonds as at 31 December 2022 was 7 years (2021: 8 years).
Centrally available financing headroom
The centrally available financing headroom at Group level was approximately €3.6 billion as at 31 December 2022 (2021: €4.6 billion) and consisted of the undrawn revolving credit facility and centrally available cash.
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
The lease term is determined as the non-cancellable period of a lease, together with:
•Periods covered by a unilateral option to extend the lease if HEINEKEN is reasonably certain to make use of that option
•Periods covered by an option to terminate the lease if HEINEKEN is reasonably certain not to make use of that option
HEINEKEN applies the following practical expedients for the recognition of leases:
•Apply a single discount rate per country to a portfolio of leases with reasonably similar characteristics
•Include non-lease components in the lease liability for equipment leases

11.4 Capital and reserves
Share capital
Refer to the table below for the issued share capital as at 31 December. All issued shares are fully paid.

	2022		2021
Share capital	Shares of €1.60	Nominal value in millions of €	Shares of €1.60	Nominal value in millions of €
1 January	576,002,613	922	576,002,613	922
Changes	—	—	—	—
31 December	576,002,613	922	576,002,613	922
The Company’s authorised capital amounts to €2,500 million, consisting of 1,562,500,000 shares.
The shareholders are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholder meetings of the Company. In respect of the treasury shares that are held by HEINEKEN, rights are suspended.
Share premium
As at 31 December 2022, the share premium amounted to €2,701 million (2021: €2,701 million).
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
Reserve for own shares
The reserve for own shares comprises the treasury shares held by HEINEKEN. Refer to the table below with the changes in 2022.

Reserve for own shares	Number of shares
1 January 2022	408,052
Changes	276,349
31 December 2022	684,401

Dividends
The following dividends were declared and paid by HEINEKEN:

In millions of €	2022	2021	2020
Final dividend previous year €0.96, respectively €0.70 per qualifying share	552	403	599
Interim dividend current year €0.50, respectively €0.28 per qualifying share	288	161	—
Total dividend declared and paid	840	564	599
For 2022, a payment of a total cash dividend of €1.73 per share (2021: €1.24; 2020: €0.70) will be proposed at the AGM on 20 April 2023. If approved, the final dividend of €1.23 will be paid on 2 May 2023, as an interim dividend of €0.50 per share was paid on 11 August 2022. The payment will be subject to a 15% Dutch withholding tax.
After the balance sheet date, the Executive Board proposed the following appropriation of profit. The dividends, taking into account the interim dividends declared and paid, have not been provided for.

In millions of €	2022	2021	2020
Dividend per qualifying share €1.73 (2021: €1.24; 2020: €0.70)	995	714	403
Addition to retained earnings	1,687	2,610	(607)
Net profit	2,682	3,324	(204)
Non-controlling interests
The non-controlling interests (NCI) relate to minority stakes held by third parties in HEINEKEN consolidated subsidiaries. The total NCI as at 31 December 2022 amounted to €2,369 million (2021: €2,344 million), refer to note 10.1 for more information.
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

Managing the financial risks and financial resources includes the use of derivatives, primarily spot and forward exchange contracts, options and interest rate swaps. It is HEINEKEN's policy not to enter into speculative transactions.
In the normal course of business HEINEKEN is exposed to the following financial risks:
•Credit risk
•Liquidity risk
•Market risk
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
Due to the macro-economic environment and uncertainties including increasing inflationary pressure on HEINEKEN’s customers, more judgement is required in the calculation of expected credit losses compared to previous years. As part of these assessments, HEINEKEN has incorporated all reasonable and supportable information available such as whether there has been a breach of payment terms or deterioration of payment against payment terms, a request for extended payment terms or a request for waived payment terms.
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
Exposure to credit risk
The maximum exposure to credit risk as at 31 December is as follows:

In millions of €	Note	2022	2021
Cash and cash equivalents	11.2	2,765	3,248
Trade and other receivables, excluding prepayments	7.2	4,006	3,254
Derivative assets	11.6	126	102
Fair value through OCI investments	8.4	76	14
Loans and advances to customers	8.3	216	209
Other non-current receivables	8.4	321	299
Guarantees to banks for loans (to third parties)	9.3	345	349
		7,855	7,475
The exposure to credit risk by segment for trade and other receivables excluding prepayments is as follows:

Liquidity risk
Liquidity risk is the risk that HEINEKEN will have difficulties meeting payment obligations associated with its financial liabilities, like payment of financial debt or trade payables when they are due. HEINEKEN’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient funds to meet its liabilities when due without incurring unacceptable losses. We have strict credit policies in place, which help safeguard liquidity especially in macro-economic downturn.
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

	2022
In millions of €	Carrying amount	Contractual cash flows	Less than 1 year	1-5 years	More than 5 years
Financial liabilities
Interest-bearing liabilities	(15,135)	(17,749)	(3,524)	(5,815)	(8,410)
Lease liabilities	(1,241)	(1,682)	(376)	(670)	(636)
Trade and other payables and returnable packaging deposits (excluding interest payable, dividends and including non-current part)	(9,639)	(9,639)	(9,596)	(40)	(3)
Derivative financial assets and (liabilities)
Cross-currency interest rate swaps	17	(31)	(6)	(19)	(6)
Forward exchange contracts	24	(23)	(25)	2	—
Commodity derivatives	(79)	(82)	(75)	(7)	—
Other derivatives	36	74	9	35	30
Total	(26,017)	(29,132)	(13,593)	(6,514)	(9,025)

	2021
Financial liabilities
Interest-bearing liabilities	(15,766)	(18,584)	(3,293)	(5,766)	(9,525)
Lease liabilities	(1,106)	(1,554)	(293)	(632)	(629)
Trade and other payables and returnable packaging deposits (excluding interest payable, dividends and including non-current part)	(8,036)	(8,036)	(7,978)	(37)	(21)
Derivative financial assets and (liabilities)
Cross-currency interest rate swaps	(33)	(98)	6	(45)	(59)
Forward exchange contracts	(13)	(36)	(34)	(2)	—
Commodity derivatives	64	64	62	2	—
Other derivatives	1	21	—	7	14
Total	(24,889)	(28,223)	(11,530)	(6,473)	(10,220)
For more information on the derivative assets and liabilities refer to note 11.6.

Market risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, commodity prices and equity prices, will adversely affect HEINEKEN’s income or the value of its financial instruments. In 2022, we witnessed increased volatility in financial and commodity markets. The objective of HEINEKEN's market risk management is to manage and control market risk exposures within acceptable boundaries.
HEINEKEN enters into derivatives and other financial liabilities to manage market risks. Generally, HEINEKEN seeks to apply hedge accounting or establish natural hedges to minimise the impact of market risks in profit or loss. Foreign currency, interest rate and commodity hedging operations are governed by internal policies and rules.
Foreign currency risk
HEINEKEN is exposed to:
•Transactional risk on (future) sales, working capital, (future) purchases, deposits, borrowings and dividends denominated in a currency other than the respective functional currencies of HEINEKEN entities
•Translational risk, which is the risk resulting from the translation of foreign operations into the reporting currency of HEINEKEN
The main currencies that give rise to this risk are the US Dollar, Mexican Peso, Brazilian Real, British Pound, Vietnamese Dong and Euro. In 2022, the transactional foreign exchange risk was hedged in line with the hedging policy to the extent possible. The resulting transactional impact was slightly negative, whereas the translational impact was positive.
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
HEINEKEN's policy is to hedge material recognised transactional exposure like trade payables, receivables, borrowings and declared dividends. For material unrecognised transactional exposures like forecasted sales in foreign currencies, HEINEKEN hedges the exposure between agreed percentages according to the policy.
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
Exposure to foreign currency risk
Based on notional amounts, HEINEKEN's transactional exposure to the US Dollar and Euro as at 31 December is as follows. The Euro column relates to transactional exposure to the Euro within subsidiaries which are reporting in other currencies. The amounts below include intra-HEINEKEN cash flows.

	2022		2021
In millions	EUR	USD	EUR	USD
Financial assets	213	4,106	173	5,098
Financial liabilities	(2,730)	(4,480)	(2,186)	(5,457)
Gross balance sheet exposure	(2,517)	(374)	(2,013)	(359)
Estimated forecast sales next year	171	1,258	151	1,208
Estimated forecast purchases next year	(2,626)	(2,612)	(2,060)	(2,412)
Gross exposure	(4,972)	(1,728)	(3,922)	(1,563)
Net notional amounts foreign exchange contracts	426	1,057	325	670
Net exposure	(4,546)	(671)	(3,597)	(893)
Sensitivity analysis
Equity	(172)	53	(139)	23
Profit/(Loss)	(67)	(10)	(33)	(5)
The sensitivity analysis above shows the impact on equity and profit of a 10% strengthening of the US Dollar against the Euro or, in the case of the Euro, a strengthening of the Euro against all other currencies as at 31 December 2022. This analysis assumes that all other variables, in particular interest rates, remain constant. In the case of a 10% weakening, the effects are equal but with an opposite effect.
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
Interest rate risk – profile
At the reporting date, the interest rate profile of HEINEKEN’s interest-bearing financial instruments is as follows:

In millions of €	2022	2021
Fixed rate instruments
Financial assets	171	196
Financial liabilities	(14,285)	(14,862)
Cross-currency interest rate swaps	469	441
	(13,645)	(14,225)
Variable rate instruments
Financial assets	3,186	3,534
Financial liabilities	(2,092)	(2,010)
Cross-currency interest rate swaps	(463)	(463)
	631	1,061
Cash flow sensitivity analysis for variable rate instruments
A change of 100 basis points in interest rates constantly applied during the reporting period would not have a material impact on equity and profit or loss.

Commodity price risk
Commodity price risk is the risk that changes in the prices of commodities will affect HEINEKEN’s cost. The objective of commodity price risk management is to manage and control commodity risk exposures within acceptable parameters, giving forward guidance of key input costs to allow for business planning. Since the outbreak of COVID-19, commodity markets have become increasingly volatile, coupled with increasing inflationary pressures, 2022 saw some of the largest price increases witnessed over the last 20 years. The main commodity exposure relates to the purchase of aluminium cans, glass bottles, malt and utilities. Commodity price risk is in principle mitigated by negotiating fixed prices in supplier contracts with various contract durations.
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

	2022		2021
In millions of €	Asset	Liability	Asset	Liability
Current	70	(119)	96	(46)
Non-current[1]	56	(9)	6	(37)
	126	(128)	102	(83)

1Non-current derivative assets and liabilities are part of 'Other non-current assets' (note 8.4) and 'Other non-current liabilities' respectively.
Generally, HEINEKEN seeks to apply hedge accounting or make use of natural hedges in order to minimise profit and loss or cash flow volatility. Refer to the table below for derivatives that are used in hedge accounting:

	2022		2021
In millions of €	Asset	Liability	Asset	Liability
No hedge accounting - Other	59	(6)	6	(8)
Cash flow hedge - Forwards	46	(40)	26	(34)
Cash flow hedge - Commodity forwards	2	(81)	69	(5)
Fair value hedge - CCIRS	4	—	—	(11)
Net investment hedge - CCIRS	13	—	—	(23)
Net investment hedge - Forwards	2	(1)	1	(2)
	126	(128)	102	(83)
Cash flow hedges
The hedging of future, highly probable forecasted transactions are designated as cash flow hedges. Cash flow hedges are entered into to cover commodity price risk and transactional foreign exchange risk.
Net investment hedges
HEINEKEN hedges its investments in certain subsidiaries by entering into local currency-denominated borrowings, forward contracts and cross-currency interest rate swaps, which mitigate the foreign currency translation risk arising from the subsidiaries net assets. These borrowings, forward contracts and swaps are designated as net investment hedges and fully effective, as such, there was no ineffectiveness recognised in profit and loss in 2022 (2021: nil). As at 31 December 2022, the fair value of these borrowings was €33 million (2021: €188 million), the market value of forward contracts was €1 million positive (2021: €1 million negative) and the market value of these swaps was €13 million positive (2021: €23 million negative).
Fair value hedges
HEINEKEN has entered into several cross-currency interest rate swaps (CCIRS) which have been designated as fair value hedges to hedge the foreign exchange rate risk on the principal amount and future interest payments of certain US Dollar borrowings. The borrowings and the cross-currency interest rate swaps have the same critical terms. The accumulated gain arising on derivatives as designated hedging instruments in fair value hedges amounts to €3 million as at 31 December 2022 (2021: €13 million loss). The loss arising on the adjustment for the hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship also amounts to €3 million as at 31 December 2022 (2021: €13 million gain).
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
12. Tax

12.1 Income tax expense
Recognised in profit or loss

In millions of €	2022	2021	2020
Current tax expense
Current year	1,056	780	688
Under/(over) provided in prior years	(12)	42	15
	1,044	822	703
Deferred tax expense
Origination and reversal of temporary differences, tax losses and tax credits	78	48	(438)
De-recognition/(recognition) of deferred tax assets	(11)	(41)	(2)
Effect of changes in tax rates	12	(10)	(13)
Under/(over) provided in prior years	8	(20)	(5)
	87	(23)	(458)
Total income tax expense in profit or loss	1,131	799	245
Reconciliation of the effective tax rate

In millions of €	2022	2021	2020
Profit before income tax	4,170	4,334	157
Share of profit of associates and joint ventures	(223)	(250)	31
Profit before income tax excluding share of profit of associates and joint ventures	3,947	4,084	188

	%	2022	%	2021	%	2020
Income tax using the Company’s domestic tax rate	25.8	1,018	25.0	1,021	25.0	47
Effect of tax rates in foreign jurisdictions	(0.4)	(14)	0.3	12	(5.6)	(10)
Effect of non-deductible expenses	2.7	105	1.8	73	66.2	124
Effect of tax incentives and exempt income	(2.6)	(104)	(9.0)	(369)	(34.3)	(64)
De-recognition/(recognition) of deferred tax assets	(0.3)	(11)	(1.0)	(41)	(1.0)	(2)
Effect of unrecognised current year losses	2.2	86	0.6	24	67.9	128
Effect of changes in tax rates	0.3	12	(0.2)	(10)	(6.9)	(13)
Withholding taxes	1.9	74	1.6	67	26.2	49
Under/(over) provided in prior years	(0.1)	(5)	0.5	22	5.5	10
Other reconciling items	(0.8)	(30)	—	—	(12.7)	(24)
	28.7	1,131	19.6	799	130.3	245
The 2022 effective tax rate includes the Russia impairment that is considered non-deductible for tax purposes. Last year’s effective tax rate was substantially decreased by the tax-exempt revaluation of the previously held equity interest in United Breweries Limited.
For the income tax impact on items recognised in other comprehensive income and equity, refer to note 12.3.

12.2 Deferred tax assets and liabilities
Recognised deferred tax assets and liabilities
Deferred tax assets and liabilities are attributable to the following items:

	Assets		Liabilities		Net
In millions of €	2022	2021	2022	2021	2022	2021
Property, plant and equipment	149	119	(837)	(728)	(688)	(609)
Intangible assets	41	49	(2,052)	(2,002)	(2,011)	(1,953)
Investments	56	34	(5)	(5)	51	29
Inventories	67	52	(12)	(3)	55	49
Borrowings	314	286	(2)	—	312	286
Post-retirement obligations	203	225	(19)	(14)	184	211
Provisions	300	265	(13)	—	287	265
Other items	153	157	(211)	(190)	(58)	(33)
Tax losses carried forward	348	466	—	—	348	466
Tax assets/(liabilities)	1,631	1,653	(3,151)	(2,942)	(1,520)	(1,289)
Set-off of tax	(1,013)	(971)	1,013	971	—	—
Net tax assets/(liabilities)	618	682	(2,138)	(1,971)	(1,520)	(1,289)
Of the total net deferred tax assets of €618 million as at 31 December 2022 (2021: €682 million), €84 million (2021: €566 million) is recognised in respect of subsidiaries in various countries where there have been losses in the current or preceding period. Management’s projections support the assumption that it is probable that the results of future operations will generate sufficient taxable income to utilise these deferred tax assets. This judgement is performed annually and based on budgets and business plans for the coming years, including planned commercial initiatives.
No deferred tax liability has been recognised in respect of undistributed earnings of subsidiaries, joint ventures and associates, with an impact of €520 million (2021: €521 million). This is because HEINEKEN is able to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.
Tax losses carried forward
HEINEKEN has tax losses carried forward of €3,802 million as at 31 December 2022 (2021: €3,752 million), out of which €389 million (2021: €236 million) expires in the following five years, €158 million (2021: €128 million) will expire after five years and €3,255 million (2021: €3,388 million) can be carried forward indefinitely. Deferred tax assets have not been recognised in respect of tax losses carried forward of €2,470 million (2021: €1,959 million) as it is not probable that taxable profit will be available to offset these losses. Out of this €2,470 million (2021: €1,959 million), €276 million (2021: €198 million) expires in the following five years, €37 million (2021: €10 million) will expire after five years and €2,157 million (2021: €1,751 million) can be carried forward indefinitely.

Movement in deferred tax balances during the year

In millions of €	1 January 2022	Hyperinflation restatement to 1 January 2022	Changes in consolidation	Hyperinflation adjustment	Effect of movements in foreign exchange	Recognised in income	Recognised in OCI/equity	Transfers	31 December 2022
Property, plant and equipment	(609)	(54)	(1)	(9)	(14)	(23)	—	22	(688)
Intangible assets	(1,954)	(1)	(60)	—	(3)	6	—	1	(2,011)
Investments	30	—	—	—	3	18	—	—	51
Inventories	48	(5)	(1)	(1)	1	14	—	(2)	54
Borrowings	287	—	—	—	17	8	—	—	312
Post-retirement obligations	211	—	—	—	—	(9)	(19)	1	184
Provisions	265	—	—	—	18	6	—	(2)	287
Other items	(33)	—	(4)	—	(22)	(15)	26	(9)	(57)
Tax losses carried forward	466	—	—	—	2	(93)	(1)	(26)	348
Net tax assets/(liabilities)	(1,289)	(60)	(66)	(10)	2	(88)	6	(15)	(1,520)

In millions of €	1 January 2021	Changes in consolidation	Hyperinflation adjustment	Effect of movements in foreign exchange	Recognised in income	Recognised in OCI/equity	Transfers	31 December 2021
Property, plant and equipment	(519)	(43)	—	(16)	(35)	—	4	(609)
Intangible assets	(1,004)	(917)	—	(96)	64	—	—	(1,953)
Investments	30	—	—	1	(2)	—	—	29
Inventories	54	(1)	—	1	(5)	—	—	49
Borrowings	278	—	—	13	(6)	3	(2)	286
Post-retirement obligations	274	—	—	6	(32)	(36)	(1)	211
Provisions	245	10	—	5	8	—	(3)	265
Other items	1	—	—	(5)	(10)	(18)	(1)	(33)
Tax losses carried forward	421	(1)	—	7	41	(2)	—	466
Net tax assets/(liabilities)	(220)	(952)	—	(84)	23	(53)	(3)	(1,289)

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
Deferred tax is a tax payable or receivable in the future and is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax is not recognised on temporary differences related to:
–The initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss
–Investments in subsidiaries, associates and joint ventures to the extent that HEINEKEN is able to control the timing of the reversal of the temporary differences and it is probable (>50% chance) that they will not reverse in the foreseeable future
–The initial recognition of non-deductible goodwill
The amount of deferred tax provided is based on the expected manner of recovery or settlement of the carrying amount of assets and liabilities, using tax rates (substantively) enacted, at year-end.
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

12.3 Income tax on other comprehensive income and equity

	2022			2021			2020
In millions of €	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax	Amount before tax	Tax	Amount net of tax
Items that will not be reclassified to profit or loss:
Remeasurement of post-retirement obligations[1]	85	(22)	63	247	(37)	210	53	9	62
Net change in fair value through OCI investments	18	(3)	15	16	(7)	9	(90)	(8)	(98)
Items that may be subsequently reclassified to profit or loss:
Currency translation differences	438	(1)	437	1,037	(4)	1,033	(2,169)	55	(2,114)
Change in fair value of net investment hedges	(62)	—	(62)	(54)	—	(54)	76	—	76
Change in fair value of cash flow hedges	(178)	36	(142)	119	(22)	97	58	(13)	45
Cash flow hedges reclassified to profit or loss[2]	52	(14)	38	(4)	1	(3)	5	(1)	4
Net change in fair value through OCI investments	1	(1)	—	—	—	—	(1)	—	(1)
Cost of hedging	(1)	—	(1)	(7)	1	(6)	(8)	2	(6)
Share of other comprehensive income of associates/joint ventures	(46)	—	(46)	54	—	54	16	—	16
Other comprehensive income/(loss)	307	(5)	302	1,408	(68)	1,340	(2,060)	44	(2,016)

1Refer to note 9.1.
2An amount of €10 million (2021: €14 million) relates to realised hedge results from non-financial assets reported directly in equity.

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
•Level 1 - The fair value is determined using quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2 - The fair value is calculated using inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).
•Level 3 - The fair value is determined using inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table shows the carrying amounts and fair values of financial assets and liabilities according to their fair value hierarchy.

			Fair value
In millions of €	Note	Carrying amount	Level 1	Level 2	Level 3
Fair value through OCI investments	8.4	154	34	—	120
Non-current derivative assets	11.6	56	—	18	38
Current derivative assets	11.6	70	—	70	—
Total 2022		280	34	88	158
Total 2021		237	36	99	102

Non-current derivative liabilities	11.6	(9)	—	(9)	—
Borrowings[1]	11.3	(13,077)	(11,397)	(479)	—
Current derivative liabilities	11.6	(119)	—	(119)	—
Total 2022		(13,205)	(11,397)	(607)	—
Total 2021	11.3	(14,385)	(14,185)	(1,327)	—

1Borrowings excluding lease liabilities, deposits, bank overdrafts and other interest-bearing liabilities.
Refer to the table below for detail of the determination of level 3 fair value measurements as at 31 December:

In millions of €	2022	2021
Level 3 fair value investments
Balance as at 1 January	102	84
Fair value adjustments recognised in other comprehensive income	21	15
Fair value adjustments recognised in profit and loss	35	3
Balance as at 31 December	158	102
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
13.2 Off-balance sheet commitments
The raw materials purchase contracts mainly relate to malt, bottles and cans which are used in the production and sale of finished products.

In millions of €	Total 2022	Less than 1 year	1-5 years	More than 5 years	Total 2021
Property, plant and equipment ordered	538	523	11	4	414
Raw materials purchase contracts	14,588	5,047	8,585	956	12,046
Marketing and merchandising commitments	505	346	155	4	696
Other off-balance sheet obligations	2,395	825	772	798	2,493
Off-balance sheet obligations	18,026	6,741	9,523	1,762	15,649
Undrawn committed bank facilities	3,970	378	3,592	—	3,962
On 15 November 2021, HEINEKEN announced that it intends to acquire control of Distell Group Holdings Limited (Distell) and Namibia Breweries Limited (NBL). On that date, HEINEKEN has entered into an Implementation Agreement with Distell, NBL and Ohlthaver & List Group of Companies (O&L), to integrate their respective and relevant businesses in Southern Africa into one enlarged company. The shareholders of NBL and Distell approved the proposed transaction on 20 December 2021 and 15 February 2022, respectively. Completion of the proposed transaction is conditional on obtaining anti-trust approval in South Africa. The proposed transaction includes a cash commitment of €1.5 billion of which €1.1 billion is included in other guarantees (refer to note 9.3) and the remaining €0.4 billion is included in other off-balance sheet obligations.
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
•Key management personnel: the Executive Board and the Supervisory Board
•Parent company Heineken Holding N.V. and ultimate controlling party Mrs. de Carvalho-Heineken (refer to 'Shareholder Information')
•Associates and Joint ventures of Heineken N.V.
•Shareholder with significant influence Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA)
•HEINEKEN pension funds (refer to note 9.1)
•Employees of HEINEKEN (refer to note 6.4)
Key management remuneration

In millions of €	2022	2021	2020
Executive Board	15	15	10
Supervisory Board	2	1	1
Total	17	16	11
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
As at 31 December 2022, Mr. R.G.S. van den Brink held 22,221 Company shares and Mr. H.P.J van den Broek held 14,590 Company shares (2021: Mr. R.G.S. van den Brink 4,379 and Mr. H.P.J van den Broek 3,321).

	2022			2021
In thousands of €	R.G.S. van den Brink	H.P.J. van den Broek	Total	R.G.S. van den Brink	H.P.J. van den Broek[1]	L.M. Debroux[2,3]	Total
Fixed salary	1,250	850	2,100	1,250	496	283	2,029
Short-term incentive	2,940	1,428	4,368	3,168	897	—	4,065
Matching share entitlement	1,291	627	1,918	1,436	407	—	1,843
Long-term incentive[4]	3,133	1,347	4,480	2,266	428	1,349	4,043
Extraordinary share award	—	1,385	1,385	—	1,883	—	1,883
Pension contributions	301	157	458	287	117	61	465
End of service indemnity	—	—	—	—	—	708	708
Other emoluments	29	—	29	30	—	80	110
Total	8,944	5,794	14,738	8,437	4,228	2,481	15,146

				2020
In thousands of €				J.F.M.L. van Boxmeer	R.G.S. van den Brink	L.M. Debroux	Total
Fixed salary				500	631	737	2
Short-term incentive				—	—	—	—
Matching share entitlement				—	—	—	—
Long-term incentive				1,597	396	(235)	2
Extraordinary share award							—
Extraordinary share award				—	—	—	—
Pension contributions				120	154	179	—
End of service indemnity				5,520	—	—	6
Other emoluments				16	80	154	250
Total				7,753	1,261	835	9,849

1Appointed on 1 June 2021 as CFO and member of the Executive Board.
2Stepped down as CFO and member of the Executive Board as of 1 May 2021.
3In 2021, an estimated tax penalty of €1.2 million to the Dutch tax authorities was recognised in relation to the remuneration of Ms. L.M. Debroux. This tax was an expense to the employer and therefore not included in the table above
4In 2021, the accrual for the long-term incentive plans for Ms. L.M. Debroux (LTI plan 2019-2021 and 2020-2022) have been recognised as per performance projection on 30 April 2021

The matching share entitlements for each year are based on the performance in that year. The Executive Board members receive 25% of their STI pay in (investment) shares. In addition, they have the opportunity to indicate before year-end whether they wish to receive up to another 25% of their STI in (investment) shares. All (investment) shares are restricted for sale for five calendar years, after which they are matched 1:1 by (matching) shares. For 2022 the Executive Board members elected to receive additional (investment) shares, hence the ‘Matching share entitlement’ in the table above is based on a 50% investment. The corresponding matching shares vest immediately and as such a fair value of €1.9 million was recognised in the 2022 income statement. The matching share entitlements are not dividend-bearing during the five-calendar year holding period of the investment shares. Therefore, the fair value of the matching share entitlements has been adjusted for missed expected dividends by applying a discount based on the dividend policy and vesting period.
Supervisory Board
The individual members of the Supervisory Board received the following remuneration:

In thousands of €	2022	2021	2020
J.M. Huët	225	225	225
J.A. Fernández Carbajal	166	142	154
M. Das	130	130	130
M.R. de Carvalho	135	135	135
V.C.O.B.J. Navarre[1]	—	45	105
J.G. Astaburuaga Sanjinés[3]	55	122	116
P. Mars-Wright	144	126	126
M. Helmes	133	125	125
R.L. Ripley	148	125	110
N.K. Paranjpe[2]	110	78	—
F.J. Camacho Beltrán[4]	100	—	—
I.H. Arnold	110	110	115
	1,456	1,363	1,341

1Stepped down on 22 April 2021
2Appointed on 22 April 2021
3Stepped down on 21 April 2022
4Appointed on 21 April 2022
Mr. J.M. Huët held 3,719 shares of Heineken Holding N.V. as at 31 December 2022 (2021: 3,719 shares). Mr. M.R. de Carvalho held 100,008 shares of Heineken N.V. as at 31 December 2022(2021: 100,008 shares). As at 31 December 2022 and 2021, the Supervisory Board members did not hold any of the Company’s bonds or option rights. Mr. M.R. de Carvalho held 100,008 shares of Heineken Holding N.V. as at 31 December 2022 (2021: 100,008 shares).

Heineken Holding N.V.
In 2022, an amount of €1.6 million (2021: €1.2 million; 2020: €1.2 million) was paid to Heineken Holding N.V. for management services for HEINEKEN.
This payment is based on an agreement of 1977 as amended in 2001, providing that Heineken N.V. reimburses Heineken Holding N.V. for its costs.
Other related party transactions

	Associates & Joint Ventures			FEMSA			Total
In millions of €	2022	2021	2020	2022	2021	2020	2022	2021	2020
Sales	504	388	364	711	752	831	1,215	1,140	1,195
Purchases	278	235	178	180	166	131	458	401	309

Accounts receivables	142	127	109	141	137	135	283	264	244
Accounts payables and other liabilities	35	39	37	95	80	65	130	119	102

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

	Country of incorporation		Percentage of ownership
			2022	2021
Heineken Nederlands Beheer B.V.	The Netherlands		100%	100%
Heineken Group B.V.	The Netherlands		100%	100%
Heineken Brouwerijen B.V.	The Netherlands		100%	100%
Heineken CEE Investments B.V.	The Netherlands		100%	100%
Heineken Nederland B.V.	The Netherlands		100%	100%
Heineken International B.V.	The Netherlands		100%	100%
Heineken Supply Chain B.V.	The Netherlands		100%	100%
Heineken Global Procurement B.V.	The Netherlands		100%	100%
Heineken Mexico B.V.	The Netherlands		100%	100%
Heineken Beer Systems B.V.1	The Netherlands		n/a	100%
Amstel Brouwerij B.V.	The Netherlands		100%	100%
Vrumona B.V.	The Netherlands		100%	100%
B.V. Beleggingsmaatschappij Limba	The Netherlands		100%	100%
Brand Bierbrouwerij B.V.	The Netherlands		100%	100%
Heineken Asia Pacific B.V.	The Netherlands		100%	100%
Distilled Trading International B.V.	The Netherlands		100%	100%
Premium Beverages International B.V.	The Netherlands		100%	100%
De Brouwketel B.V.	The Netherlands		100%	100%
Proseco B.V.	The Netherlands		100%	100%
La Tropical Holdings B.V.	The Netherlands		100%	100%
Heineken Americas B.V.1	The Netherlands		n/a	100%
Heineken Export Americas B.V.	The Netherlands		100%	100%
Amstel Export Americas B.V.	The Netherlands		100%	100%
Heineken Brazil B.V.	The Netherlands		100%	100%
B.V. Panden Exploitatie Maatschappij PEM	The Netherlands		100%	100%
Heineken Exploitatie Maatschappij B.V.	The Netherlands		100%	100%
Hotel De L’Europe B.V.	The Netherlands		100%	100%
Hotel De L’Europe Monumenten I B.V.	The Netherlands		100%	100%
Hotel De L’Europe Monumenten II B.V.	The Netherlands		100%	100%
Beerwulf B.V.	The Netherlands		100%	100%
Roeminck Insurance N.V.	The Netherlands		100%	100%
Heineken Belize B.V.	The Netherlands		100%	100%
Heineken Netherlands Supply B.V.	The Netherlands		100%	100%
Texelse Bierbrouwerij B.V.	The Netherlands		100%	100%
Drankenhandel Wauters B.V.	The Netherlands	1	100%	100%
Energie Conversie Maatschappij Bunnik B.V.	The Netherlands	1	100%	100%

1Entity ceased to exist during 2022 following legal merger

Pursuant to the provisions of Section 357 of the Republic of Ireland Companies Act 2014, the Company irrevocably guarantees, in respect of the financial year from 1 January 2022 up to and including 31 December 2022, the liabilities referred to in Schedule 3 of the Republic of Ireland Companies Act 2014 of the wholly-owned subsidiary companies Heineken Ireland Limited, Heineken Ireland Sales Limited, The West Cork Bottling Company Limited, Western Beverages Limited, Beamish & Crawford Limited, Comans Beverages Limited and Nash Beverages Limited.
Significant subsidiaries
Set out below are HEINEKEN’s significant subsidiaries at 31 December 2022. The subsidiaries as listed below are held by the Company and the proportion of ownership interests held equals the proportion of the voting rights held by HEINEKEN. The disclosed significant subsidiaries represent the largest subsidiaries and represent an approximate total revenue of €22 billion and total asset value of €33 billion and are structural contributors to the business.
Apart from increasing the shareholding in Grupa Żywiec S.A. (refer to note 10.1), there were no significant changes to the HEINEKEN structure and ownership interests.

	Country of incorporation	Percentage of ownership
		2022	2021
Heineken International B.V.	The Netherlands	100.0	100.0
Heineken Brouwerijen B.V.	The Netherlands	100.0	100.0
Heineken Nederland B.V.	The Netherlands	100.0	100.0
Cuauhtémoc Moctezuma Holding, S.A. de C.V.	Mexico	100.0	100.0
Cervejarias Kaiser Brasil S.A.	Brazil	100.0	100.0
Bavaria S.A.	Brazil	100.0	100.0
Heineken France S.A.S.	France	100.0	100.0
Nigerian Breweries Plc.	Nigeria	56.7	56.3
Heineken USA Inc.	United States	100.0	100.0
Heineken UK Ltd	United Kingdom	100.0	100.0
Heineken España S.A.	Spain	99.8	99.8
Heineken Italia S.p.A.	Italy	100.0	100.0
Brau Union Österreich AG	Austria	100.0	100.0
Grupa Żywiec S.A.	Poland	99.3	65.2
LLC Heineken Breweries	Russia	100.0	100.0
Heineken Vietnam Brewery Limited Company	Vietnam	60.0	60.0
SCC - Sociedade Central de Cervejas e Bebidas S.A.	Portugal	100.0	99.9
United Breweries Limited	India	61.5	61.5
Heineken South Africa (Proprietary) Limited	South Africa	82.4	82.4

13.5 Subsequent events
No material subsequent events occurred.