Form 20-F
period 2023-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2024-04-23
CIK 1061736

As filed with the Securities and Exchange Commission on April 23, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023
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

Juan F. Fonseca; Tel (52-818) 328-6167; investor@femsa.com
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

2,160,796,470
BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value. The BD Units represent a total of 2,160,796,470 Series B Shares, 4,321,592,940 Series D-B Shares and 4,321,592,940 Series D-L Shares.

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

i

ii

iii

INTRODUCTION

References

The terms “FEMSA,” “our company,” “the Group,” “we,” “us” and “our” are used in this annual report to refer to Fomento Económico Mexicano, S.A.B. de C.V. and, except where the context otherwise requires, its subsidiaries on a consolidated basis. We refer to our subsidiary Coca-Cola FEMSA, S.A.B. de C.V. as “Coca-Cola FEMSA” and to our subsidiary FEMSA Comercio, S.A. de C.V. as “FEMSA Comercio.” FEMSA Comercio is a holding company that directly and indirectly owns our operating subsidiaries that make up the “Proximity Americas Division, “Fuel Division” and “Health Division.” The “Proximity Europe Division” refers to the small-format retail and foodvenience chains in Europe operated by Valora. The term “Digital@FEMSA” refers to our digital and financial ecosystem business.

The term “S.A.B.” stands for sociedad anónima bursátil, which is the term used in the United Mexican States (“Mexico”) to denominate a publicly traded company under the Mexican Exchange Market Law (Ley del Mercado de Valores or “Mexican Exchange Market Law”).
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

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 16.8998 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2023, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 19, 2024, this exchange rate was Ps. 17.2062 to US$ 1.00.
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
Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with or among our affiliated companies, fluctuation in the prices of raw materials, effects on our company’s points of sale performances from changes in economic conditions, changes or interruptions in our information technology systems, effects on our company from changes to our various suppliers’ business and demands, competition, significant developments in the countries where we operate, our ability to successfully complete or integrate mergers and acquisitions, including those we have completed in recent years and any current or future strategic projects (including the sale of certain of our subsidiaries), our ability to fund our capital expenditures, international economic, social, political or environmental conditions, health epidemics, pandemics and similar outbreaks including future outbreak of diseases and their effect on customer behavior and on economic, political, social and other conditions in the countries where we have operations and globally, and other facts described in “Item 3. Key Information—Risk Factors.” Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE
ITEM 3. KEY INFORMATION

The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this annual report. The selected financial information as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 is derived from the consolidated statements of financial position, consolidated income statements and other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. See “Item 5. Operating and Financial Review Prospectus.”
This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2023 and 2022, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2023, 2022 and 2021. Our audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
This annual report presents financial information for 2023, 2022 and 2021 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment pursuant to IFRS. Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.
In the case of Argentina, the economy meets the criteria under IFRS to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2023 exceeded 100%, according to available indexes in the country. We therefore adjust the financial information of our Argentine operations to recognize inflationary effects. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2023, 2022 and 2021 using the exchange rates at the end of such periods. See Note 3.4 to our audited consolidated financial statements.
As previously announced in February 2023, certain of our non-core operations are classified as discontinued operations for all years presented in the consolidated financial information included in this annual report. See Note 4.3 to our audited consolidated financial statements.
In 2023, as part of our FEMSA Forward strategy, we sold 13.9% of outstanding ordinary shares of Heineken N.V. and Heineken Holding N.V. (collectively, “Heineken”), retaining less than 1% of outstanding ordinary shares of Heineken. See "Item 4—Strategic Development of our Business.” In February 2023, we discontinued the use of the equity method of accounting for Heineken. As a result, in accordance with IFRS 5, Heineken’s operations are classified as discontinued operations for all years presented in the consolidated financial information included in this report. Accordingly, results for all years presented are presented in a single amount as discontinued operations in the consolidated financial information included in this annual report. Therefore, operating and financial information for all years presented herein related to Heineken are presented as discontinued operations. See Note 4.3 to our audited consolidated financial statements.
In October 2023, as part of our FEMSA Forward strategy, we merged Envoy Solutions, LLC (“Envoy Solutions”) with IFS Topco, LLC ("BradyIFS") and obtained an ownership stake of approximately 37% in the combined entity. See "Item 4—Strategic Development of our Business.” As a result, in accordance with IFRS 5, Envoy Solutions’ operations are classified as discontinued operations for all years presented in the consolidated financial information included in this report. Accordingly, results for all years presented are presented in a single amount as discontinued operations in the consolidated financial information included in this annual report. Therefore, operating and financial information presented herein related to Envoy Solutions are presented as discontinued operations, including for periods prior to the sale. See Note 4.3 to our audited consolidated financial statements.
Except when specifically indicated, information in this annual report is presented as of December 31, 2023 and does not give effect to any transaction, financial or otherwise, subsequent to that date. The financial information and results for the Proximity Europe Division for 2022 are included from the date of acquisition, for the last 23 days of October and the entirety of November and December 2022.
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
The table below sets forth the nominal amount of dividends paid per share in Mexican pesos and translated into U.S. dollars and their respective payment dates for the 2021 to 2023 fiscal years. All dividends were rounded up to the nearest whole number of ordinary shares.

	Fiscal Year	Aggregate
	with Respect to	Amount
	which Dividend	of Dividend		Per Series B Share		Per Series B Share	Per Series D Share		Per Series D Share
Date Dividend Paid	was Declared	Declared		Dividend		Dividend(1)	Dividend		Dividend(1)

May 6, 2021 and November 5, 2021	2020	Ps.	7,686,624,026	Ps.	0.3833	$0.0189	Ps.	0.4792	$0.0236
May 6, 2021				Ps.	0.1917	$0.0095	Ps.	0.2396	$0.0119
November 5, 2021				Ps.	0.1917	$0.0094	Ps.	0.2396	$0.0117

May 5, 2022 and November 7, 2022	2021	Ps.	11,358,251,673	Ps.	0.5660	$0.0285	Ps.	0.7085	$0.0357
May 5, 2022				Ps.	0.2830	$0.0145	Ps.	0.3543	$0.0175
November 7, 2022				Ps.	0.2830	$0.0145	Ps.	0.3543	$0.0182

May 8, 2023 and November 8, 2023	2022	Ps.	12,246,519,120	Ps.	0.6107	$0.0347	Ps.	0.7634	$0.0433
May 8, 2023					0.3054	$0.0172		0.3817	$0.0215
November 8, 2023					0.3054	$0.0175		0.3817	$0.0218

(1)Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.
On March 22, 2024, during our annual ordinary general shareholders meeting ("AGM"), our shareholders approved a cash dividend to be paid in four installments on April 18, 2024, July 18, 2024, October 17, 2024 and January 16, 2025, each consisting of Ps. 0.183225 per each Series B Share outstanding on the corresponding payment date and Ps. 0.229025 per each Series D Share outstanding on the corresponding payment date, corresponding to Ps. 0.9161 per each FEMSA "B" unit outstanding on the corresponding payment date and Ps. 1.0993 per each FEMSA "BD" unit outstanding on the corresponding payment date. Additionally, on March 22, 2024, our shareholders approved an extraordinary cash dividend to be paid in four installments on April 18, 2024, July 18, 2024, October 17, 2024 and January 16, 2025, each consisting of Ps. 0.128350 per each Series B Share outstanding on the corresponding payment date and Ps. 0.1604250 per each Series D Share outstanding on the corresponding payment date, corresponding to Ps. 0.6418 per each FEMSA "B" unit outstanding on the corresponding payment date and Ps. 0.7701 per each FEMSA "BD" unit outstanding on the corresponding payment date.
Our shareholders approved our audited consolidated financial statements, together with a report by the board of directors, for the previous fiscal year at the AGM. Once the holders of Series B Shares have approved the audited consolidated financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. As of the date of this annual report, the legal reserve of our company is fully constituted. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including allocations for open-market purchases of our shares. On March 22, 2024, at the AGM, our shareholders approved an amount of Ps. 34,000 million that may only be used for share repurchases.The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are enough to offset losses from prior fiscal years.

Our bylaws provide that dividends will be allocated among the outstanding and fully paid shares at the time a dividend is declared in such manner that each Series D-B Share and Series D-L Share receives 125% of the dividend distributed in respect of each Series B Share. Holders of Series D-B Shares and Series D-L Shares are entitled to this dividend premium in connection with all dividends paid by us other than payments in connection with the liquidation of our company. See "Item 10. Additional Information - Bylaws - Dividend Rights."
Subject to certain exceptions contained in the deposit agreement dated May 11, 2007, among FEMSA, The Bank of New York Mellon, as ADS depositary and holders and beneficial owners from time to time of our ADSs, evidenced by American Depositary Receipts (“ADRs”), any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars based on the conversion rate as of the date of payment. As a result, restrictions on the conversion of Mexican pesos into foreign currencies may affect the ability of holders of our ADSs to receive U.S. dollars, and exchange rate fluctuations may affect the U.S. dollar amount received by holders of our ADSs. See "Item 10. Additional Information - Taxation - Mexican Taxation." For a description of taxation related to dividends.
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
TCCC has substantial influence on the conduct of Coca-Cola FEMSA’s business. As of the date of this report, TCCC indirectly owned 27.8% of Coca-Cola FEMSA’s outstanding capital stock, representing 32.9% of Coca-Cola FEMSA’s capital stock with full voting rights. TCCC is entitled to appoint up to five of Coca-Cola FEMSA’s maximum of 21 directors and the vote of at least two of them is required to approve certain actions by Coca-Cola FEMSA’s board of directors. As of the date of this annual report, we indirectly owned 47.2% of Coca-Cola FEMSA’s outstanding capital stock, representing 56.0% of Coca-Cola FEMSA’s capital stock with full voting rights. We are entitled to appoint up to 13 of Coca-Cola FEMSA’s 21 directors and all of Coca-Cola FEMSA’s executive officers. TCCC and us, or only us in certain circumstances, have the power to determine the outcome of all actions requiring approval by Coca-Cola FEMSA’s board of directors, and TCCC and us, or only us in certain circumstances, have the power to determine the outcome of all actions requiring approval of our shareholders. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Shareholders Agreements.” The interests of TCCC may be different from the interests of Coca-Cola FEMSA’s other shareholders, which may result in Coca-Cola FEMSA taking actions contrary to the interests of such other shareholders.

Proximity Americas Division may not be able to maintain its historic growth rate.
Proximity Americas Division increased the number of OXXO stores at a compound annual growth rate of 5.8% from 2021 to 2023. The growth in the number of OXXO stores has driven growth in total revenue and results of operations at Proximity Americas Division over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket, and store traffic. As a result, our future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. We cannot assure that the revenues and cash flows of Proximity Americas Division that come from future retail stores will be comparable with those generated by existing retail stores. See “Item 4. Information on the Company—Proximity Americas Division —Store Locations.”

The Health Division’s sales and performance may be affected by a material change in institutional sale trends in some of the markets where it has operations, and by contractual conditions with its suppliers.
In some of the markets where we have operations, the sales of the Health Division are highly dependent on institutional sales, as well as traditional, open-market sales. The institutional market involves public and private health care providers, and the performance of the Health Division could be affected by its ability to maintain and grow its client base.

Additionally, the Health Division acquires the majority of its inventories and healthcare products from a limited number of suppliers. Its ability to maintain favorable conditions in its current commercial agreements could potentially affect the Health Division’s operating and financial performance.
The Fuel Division’s performance may be affected by changes in commercial terms with suppliers, or disruptions to the industry supply chain, and the nature of the Fuel Division’s operations exposes it, and the communities in which it operates, to a range of health, safety, security and environmental risk.
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

In February 2023, we announced our FEMSA Forward strategy to focus on our core business units of retail, Coca-Cola FEMSA and Digital@FEMSA. See “Item 4. Information on the Company—Recent Developments.” In recent periods, we have entered into new markets and new lines of business through the acquisition of other businesses, and we continue to seek investment opportunities in our core businesses. These new businesses or investments may not result in the same growth rates that we have historically experienced, may experience long lead times before returns on our investment materialize or may be less profitable than our more established businesses.

Key elements to achieving the benefits and expected synergies of these acquisitions are the ability to implement our strategies for these acquisitions, the effectiveness of those strategies, the integration of acquired businesses’ operations into ours in a timely and effective manner, the funding of capital expenditures and the retention of qualified and experienced key personnel. Investments in Digital@FEMSA may also be subject to us selecting the right business to acquire or technology or platform to develop in a highly competitive and dynamic industry. We may incur in unforeseen liabilities in connection with acquiring, taking control of, or managing businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. Past and future divestitures, such as the potential sale of certain non-core businesses, may lead to a decrease in our profits. We cannot assure you that these efforts will be successful or completed as expected, and our business, financial condition and results of operations could be adversely affected if we are unable to do so.

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

We are currently in the process of implementing internal protocols aimed at bolstering and standardizing disclosures pertaining to cybersecurity risk management, strategy, governance, and incidents. This endeavor is designed to enhance transparency, instill confidence among our clients and investors in our operational practices, and promote compliance with international cybersecurity standards and regulations, including applicable rules issued by the U.S. Securities and Exchange Commission (“SEC"). See "Item 16K. Cybersecurity." However, the evolving nature of cybersecurity threats presents an ongoing risk and despite our efforts, our systems may still be vulnerable to breaches or disruptions, which could adversely affect our operations and financial performance.

If we fail to comply with privacy and data protection laws, we could be subject to adverse publicity, business disruption, data loss, government enforcement actions and/or private litigation, any of which could negatively affect our business and operating results.

In the ordinary course of our business, we receive, process, transmit and store information relating to identifiable individuals (“personal data”), including employees, former employees, vendors, third-party personnel, customers, and consumers with whom we interact. As a result, we are subject to a variety of continuously evolving and developing laws and regulations in numerous jurisdictions regarding privacy and data protection, which may include different standards and obligations or may be interpreted and applied differently from jurisdiction to jurisdiction and may create inconsistent or conflicting requirements. Our security controls over personal data and the policies, procedures and practices we have implemented or may implement in the future may not prevent the improper disclosure of personal data by us or the third-party service providers and vendors whose technology, systems and services we use in connection with the receipt, storage and transmission of personal data.

Our distributors, joint venture partners and suppliers have privacy and security controls and policies over personal data that differ in scope and complexity from our policies, procedures and practices, and we may also experience secondary contractual, regulatory, financial and reputational harm as a result of improper disclosure of personal data. Unauthorized access to or improper disclosure of personal data in violation of privacy and data protection laws could harm our reputation, cause loss of consumer confidence, subject us to regulatory enforcement actions (including penalties, fines and investigations), and result in private litigation against us, which could result in loss of revenue, increased costs, liability for monetary damages and/or fines, all of which could negatively affect our business and operating results. New and increased laws and regulations in this area, including self-regulation and industry standards, increased enforcement activity, and changes in interpretation of laws and regulations, could increase our cost of compliance and operation or otherwise harm our business.

Negative publicity or inaccurate information on social media could adversely affect our reputation.
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
Negative publicity or inaccurate information concerning or affecting us, or our brands’ trademarks may be posted at any time on traditional media outlets, social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individual access to a broad audience of consumers and other interested persons. We may experience additional risks as we grow our Digital@FEMSA business.This information may harm our reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on its business, financial condition and results of operations.

Regulatory developments in the countries where we operate may adversely affect our business, financial condition and results of operations.
The principal areas in which we are subject to laws and regulations are labor, zoning, operations, environmental and related local permits, health and safety, anti-bribery, energy, taxation, antitrust, anti-money laundering, cybersecurity, among others. We are also subject to additional regulations applicable to payment providers and fintechs in the markets where we conduct those operations. See “Item 4. Information on the Company—Regulatory Matters—Fintech Regulations.” Changes in existing laws and regulations, the adoption of new laws or regulations, or a stricter interpretation or enforcement thereof in the countries where we have operations may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations. We may also be subject to overlapping and potentially conflicting regulations in multiple jurisdictions. In addition, changes in current laws and regulations may negatively impact customer traffic, revenues, operational costs and commercial practices, which may have an adverse effect on results of our operations and financial condition.
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
Consumers’ increased concerns and changing attitudes about the solid waste streams and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of our territories, they could affect our costs or require changes in our distribution model and packaging, which could reduce net operating revenues and profitability. For example, certain legislative and regulatory reforms have been proposed in some of the territories where Coca-Cola FEMSA operates to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future, which may affect Coca-Cola FEMSA’s use of non-refillable and refillable containers. Such changes in regulations might also affect FEMSA’s ability to meet the key performance indicators required by the sustainability-linked bond. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials” and “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”
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
The imposition of new taxes, increases in existing taxes or changes in the interpretation of tax laws and regulations by tax authorities, may have a material adverse effect on the results of operations and financial condition of our business. The countries where we operate may adopt new tax laws or modify existing tax laws to increase taxes applicable to our business or products. See “Item 4. Information on the Company—Regulatory Matters—Tax Reforms.”

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

Our sales volumes and revenues may be affected by economic conditions in the various countries where we have operations. The prices for our raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Global economic growth slowed in 2022 and continued through 2023. Inflationary pressures first appeared in global markets in 2021 and reached a high point in 2022. Inflation has led to further increases in the costs of raw materials, utilities and services that we use to produce our products and provide services, which would adversely affect our business if we are not able to pass on the increased costs to our customers or successfully implement mitigating actions.

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

For Proximity Americas Division and Proximity Europe Division, price variations of raw materials and supply chain disruptions caused by inflation may increase the cost of the goods sold.

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
Coca-Cola FEMSA obtains the vast majority of the water used in its production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. Climate change is causing a rise in temperatures in diverse territories and, as a result, is exacerbating water scarcity and droughts. In some of Coca-Cola FEMSA’s territories, its existing water supply may not be sufficient to meet its future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.

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
An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where we operate, which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase our operating costs and negatively impact our business and results of operations. Changes in government regulations in the countries where we have operations, including reforms related to transmission, sanctions, distribution, and other costs, could lead to a substantial increase in our electricity cost. See “Item 4. Information on the Company—Regulatory Matters.” The price of fuel has also increased not only as a result of inflation and increases in energy demand, but also as a result of the conflict in Ukraine and Russia and subsequent economic sanctions imposed on Russia, which may continue to impact us throughout 2024, particularly in Europe, and may continue to impact us in the future.
Coca-Cola FEMSA’s bottling operations operate large fleets of trucks and other motor vehicles to distribute and deliver beverage products to its business partners and customers. In addition, Coca-Cola FEMSA uses a significant amount of electricity, natural gas and other energy sources to operate its bottling plants and distribution facilities. An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where Coca-Cola FEMSA operates, which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase our operating costs and negatively impact Coca-Cola FEMSA’s business and results of operations.

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

We are subject to risks related to pandemics and public health crises that may materially and adversely affect our business.
Public health crises such as pandemics, tainted food, food-borne illnesses, food tampering, tampering with or failure of water supply may negatively affect our business, and demand for our products and services. We cannot predict whether there will be future pandemic outbreaks in the future in any of the markets where we operate. A global pandemic could also impact our non-consolidated entities and cause significant volatility in financial markets, undermining investors’ confidence in the growth of countries and businesses. In addition, the longer-term economic effects of a global pandemic may include increased inflation rates, supply-chain disruptions, exchange rates volatility in the countries where we have operations and reduced demand for the products we sell or a shift to lower margin products. These lingering effects could be exacerbated by any additional pandemics or health crises.
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
We expect increasing levels of regulation, disclosure-related and otherwise, with respect to environmental, social and governance ("ESG”) matters in Mexico, the U.S., and other countries where we operate. For example, on March 6, 2024, the SEC adopted final rules to enhance and standardize climate-related disclosures by requiring registrants to disclose certain climate-related information in registration statements and annual reports. The final rules are subject to challenges in the U.S., and the outcome of ongoing litigation is currently unknown. If the rules become effective and are not overturned, we will be required to provide the enhanced climate-related disclosures. Compliance with these new rules, or similar rules or requirements imposed in other countries where we operate, may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to in the past, and impose increased oversight obligations on our management and board of directors. We may also be subject to overlapping and potentially conflicting ESG disclosure requirements in multiple jurisdictions. Additionally, many of our suppliers, business partners and others in our value chain may be subject to similar expectations, which may increase or create additional risks, including risks that may not be known to us. For these reasons, increased levels of ESG disclosure requirements could increase our operating costs and negatively impact our business and results of operations.

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
We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2023, 65% of our consolidated total revenues were attributable to Mexico. During 2023 and 2022, Mexican gross domestic product (“GDP”) increased by approximately 3.2% and 3.1%, respectively, on an annualized basis compared to the previous year as published by the INEGI. We cannot assure that such conditions will be maintained or continue to increase in the future or will not have a material effect on our business, results of operations and financial condition going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our results.
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
In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results. Mexican peso-denominated debt (including currency hedges) represented 52.5% of our total debt as of December 31, 2023. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
Geopolitical conditions could negatively impact our financial results.
Financial uncertainties in our major markets and unstable geopolitical conditions or events in certain markets, including civil unrest, acts of war, terrorism or governmental changes could undermine global consumer confidence and reduce consumers' purchasing power, thereby reducing demand for our products.

Geopolitical conflicts, including escalation of ongoing conflicts and the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, could also cause volatility in commodity markets and significant disruptions in supply chains across the world, which may increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations. Our presence in Europe through the Valora acquisition positions FEMSA in closer proximity to the conflict in Russia and Ukraine and thus our European operations may be more significantly affected.

Volatility in other regions in which we have operations may also impact our financial results and operations. There can be no assurance that future developments in emerging market countries and in the United States, over which we have no control, will not have a material adverse effect on our financial condition and results.

Foreign exchange rate volatility of the Mexican peso and of our other local currencies could adversely affect our financial position and results.
Foreign exchange rate volatility of the Mexican peso and of our other local currencies increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results. A severe devaluation or depreciation of the Mexican peso, which is our main operating currency, may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and, as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. As of December 31, 2023, the Mexican peso appreciated relative to the U.S. dollar by approximately 13.3% compared to 2022. As of December 31, 2022 and 2021, the Mexican peso experienced fluctuations relative to the U.S. dollar consisting of appreciation of 5.0% and depreciation of 3.1%, respectively, compared to the prior year. Through April 19, 2024, the Mexican peso has depreciated 1.8% since December 31, 2023.

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
The devaluation of the local currencies against the U.S. dollar can increase the operating costs for Coca-Cola FEMSA, and depreciation of the local currencies against the Mexican peso can negatively affect the translation of Coca-Cola FEMSA's results. Future currency devaluation or the imposition of exchange controls in any of these countries, or in Mexico, would have an adverse effect on their financial position and results.
Generally, future currency devaluations or the imposition of exchange controls in any of the countries where we have operations may potentially increase our operating costs, which could have an adverse effect on our results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”
Political, social and security events and conditions in Mexico and other countries in which we operate could adversely affect our operations.
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
As of the date of this annual report, the Morena Political Party, in conjunction with its allied political parties, holds a simple majority in the Senate and in the Chamber of Deputies and a strong influence in various local legislatures. We cannot provide any assurances that political developments in Mexico, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements or civil disturbances, over which we have no control, will not have an adverse effect on our business, results of operations and financial condition. Furthermore, national presidential, state government and/or legislative elections took place in 2023 or are scheduled to take place in 2024 in several of the countries where we operate, including Argentina, Panama, Mexico and Uruguay. These countries are or may be facing changes of government, which could introduce potential risks associated with shifts in political leadership and changes in public policies. Uncertainty surrounding the new administration's agenda, regulatory reforms, and economic policies could impact our operations and financial performance.
Mexico has experienced periods of increasing criminal activity and particularly homicide rates, primarily due to organized crime. This poses a risk to our business and might negatively impact business continuity. An increase in crime rates could negatively affect our sales and customer traffic, increase our security expenses, affect our hours of operation and result in higher turnover of personnel or damage to the perception of our brands. Furthermore, this could adversely impact our business and financial results because consumer habits and patterns adjust to the increased perceived and real security risks, as people refrain from going out as much and gradually shift some on-premises consumption to off-premises consumption of food and beverages on certain occasions.
Other countries in which we operate have also experienced periods of increased criminal activity and other security incidents. We cannot assure you that political or social developments in the countries where we operate or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of such rise in violence, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition and results of operations.

Economic conditions in Mexico and other countries in which we operate could adversely affect our operations.
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

Many countries worldwide, including Mexico, have suffered significant economic volatility in recent years, and this may occur again in the future. Global instability has been caused by many different factors, including substantial fluctuations in economic growth, high levels of inflation, changes in currency values, changes in governmental economic or tax policies and regulations and overall political, social, and economic instability. We cannot assure you that such conditions will not return or that such conditions will not have a material adverse effect on our financial condition and results.
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
As of March 22, 2024 the voting trust owned 38.69% of our capital stock and 74.86% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our board of directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information— Bylaws—Voting Rights and Certain Minority Rights.”
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
The protections afforded to non-controlling shareholders in Mexico are different from those afforded to non-controlling shareholders in the United States.
Under Mexican law, the protections afforded to non-controlling shareholders are different from, and may be less than, those afforded to minority shareholders in the United States. Mexican laws do not provide a remedy to shareholders relating to violations of fiduciary duties. There is no procedure for class actions as such actions are conducted in the United States and there are different procedural requirements for bringing shareholder lawsuits against directors for the benefit of companies. Therefore, it may be more difficult for non-controlling shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for non-controlling shareholders of a United States company.
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
We are a holding company. Accordingly, our cash flows are principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of April 23, 2024, we had no restrictions on our ability to pay dividends.
ITEM 4. INFORMATION ON THE COMPANY

Introduction

FEMSA is a leading company that participates in the following businesses:
•In the beverage industry, through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by sales volume, based on publicly available filings and information of Coca-Cola FEMSA main competitors;
•In the retail industry, through the following divisions: (1) Proximity Americas Division, operating the OXXO small-format store chain in Latin America, (2) Proximity Europe Division, a small-format retail and foodvenience chains in Europe operated by Valora, (3) the Fuel Division, operating the OXXO Gas chain of retail service stations and (4) the Health Division, which includes pharmacy services locations and related operations.
•In Digital@FEMSA, leveraging the competitive advantages and strong market position of our businesses to build innovative digital solutions in the financial services industry to address the financial needs of our customers and business partners, with an efficient and comprehensive value proposition. Additionally, we are developing and growing digitally-enabled loyalty initiatives leveraged on strategic partnership and our businesses.
•In other non-core businesses, including our logistics and distribution business, point-of-sale refrigeration, food processing equipment and plastics solutions, which are classified as assets held for sale and discontinued operations in this annual report.

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
Strategic Development of our Businesses

The following paragraphs describe certain key transactions and developments of FEMSA in the past three years.

In February 2021, Coca-Cola FEMSA entered into a distribution agreement with Heineken Brazil that replaced its previous distribution agreement with Heineken Brazil. Pursuant to this distribution agreement, Coca-Cola FEMSA continues to sell and distribute Kaiser, Bavaria and Sol beer brands in Brazil and added the premium brand Eisenbahn and other premium international brands to its portfolio and has ceased to sell and distribute Heineken and Amstel beer brands in most of its territories. In addition, Coca-Cola FEMSA now has the right to produce and distribute alcoholic beverages and other beers in Brazil based on a certain proportion of Heineken’s portfolio in Brazil. The distribution agreement has a five-year term and may be automatically renewed for an additional five-year term subject to certain conditions. After entering into this new distribution agreement, Coca-Cola FEMSA withdrew from a then-existing legal proceeding with Heineken and Heineken Brazil asserting the right to distribute the beer Kirin and waived all rights with respect to any awards or judgments resulting from such legal proceeding.

In January 2022, Coca-Cola FEMSA, through its Brazilian subsidiary, acquired CVI, a Brazilian bottler of Coca-Cola trademark products with operations in the state of Rio Grande do Sul in Brazil.

In February 2022, we closed the transaction we entered into in October 2020 pursuant to which FEMSA Comercio acquired the OK Market store chain, with 134 locations, from SMU, S.A., a leading Chilean retailer, based on internal information of our main competitors.

In October 2022, we acquired a controlling stake in Valora Holding AG, a European leading public company in the foodvenience market, through a public tender offer launched in July, 2022. We acquired the remaining non-controlling interest effective in March 2023.

In February 2023, we announced the FEMSA Forward strategy, which was the result of a thorough strategic review of our business platform, including the bottom-up definition of long-range plans for each business unit, as well as the top-down analysis of FEMSA’s corporate and capital structure. Consistent with this vision, we have determined that the best way to maximize long-term value creation is to focus on our core business verticals with the highest strategic relevance, growth potential, and financial and competitive strengths: our retail business, Coca-Cola FEMSA, and our digital solutions business.

In March 2023, we acquired the remaining 85.18% shares of Net Pay, S.A.P.I. de C.V., a merchant aggregator that offers several payment services and solutions to micro, small and medium-sized businesses in Mexico.

In February 2023, we completed a sale of ordinary shares of Heineken in an amount of approximately to €3.2 billion and completed an offering of senior unsecured exchangeable bonds for a principal amount of €500 million through a wholly owned subsidiary, exchangeable into existing issued ordinary shares of Heineken Holding N.V. As a result of this transaction, FEMSA's appointed directors resigned from Heineken's Board of Directors and, thus, we lost significant influence over Heineken. In May 2023, we completed a sale of ordinary shares of Heineken in an amount of approximately to €3.3 billion. Following the completion of these transactions, we reduced our combined economic interest in Heineken from 14.76% to 0.91%.

In June 2023, we successfully finalized the divestment of our interest in Jetro Restaurant Depot. As a result of this transaction, we expect to receive a total cash consideration of US$1.4 billion, of which approximately US$467 million was paid in June, 2023, with the remaining balance to be paid over the subsequent two years.

In October 2023, we created a new platform within the facility care, foodservice disposables and packaging distribution industries in the United States, merging Envoy Solutions with BradyIFS in a highly complementary combination, positioned to serve and provide value to its customers and suppliers effectively and efficiently across the country. Following the completion of this transaction, we received approximately US$1.5 billion in cash and retained economic interest of 37% in the combined entity.

For more information, see “Item 4. Information on the Company” and “Item 10. Additional Information—Material Contracts.”
Recent Developments

March 2023 Tender Offer. In March 2023, we completed a tender offer to purchase for cash certain of our notes outstanding, totaling US$2,500,000,000 principal amount of 3.500% Senior Notes due 2050, US$700,000,000 principal amount outstanding of 4.375% Senior Notes due 2043, €700,000,000 principal amount of 0.500% Senior Notes due 2028, and €500,000,000 principal amount of 1.000% Senior Notes due 2033. As a result of this offer, we acquired approximately US$943,054,000 principal amount of 3.500% Senior Notes due 2050, US$147,170,000 principal amount of 4.375% Senior Notes due 2043, €406,531,000 principal amount of 0.500% Senior Notes due 2028, and €259,188,000 principal amount of 1.000% Senior Notes due 2033.

November 2023 Tender Offer. On November 9, 2023, we completed a tender offer to purchase for cash any and all of our outstanding 4.375% Senior Notes due 2043 denominated in US dollars. As a result of this offer, we acquired U.S.-dollar denominated bonds totaling approximately US$ 117 million. The purpose of the tender offer was to reduce our indebtedness.

Accelerated Share Repurchase Agreement. On March 15, 2024, we entered into an accelerated share repurchase ("ASR") agreement with a financial institution in the U.S. to repurchase certain of our shares through the acquisition of ADSs. Under the terms of the ASR agreement, we agreed to repurchase from such financial institution an aggregate amount of US $400 million of our ADS. On March 19, 2024, we received an initial delivery of approximately 20% of the ADSs subject to the ASR agreement. The total number of ADSs ultimately repurchased under the ASR agreement will be based on the daily volume-weighted average price of our ADSs during the term of the ASR agreement, subject to certain limitations. The final settlement of the ASR agreement is expected to be completed no later than the third quarter of 2024.

Stock Repurchase Program. On March 22, 2024, our shareholders authorized the purchase of up to Ps. 34,000 million of our common stock during the fiscal year 2024, amount which did not exceed the total balance of the Company's net income, including retained earnings, as of such date.

C. Ownership Structure

We conduct our business through our principal subsidiary companies as shown in the following diagram and table:
Ownership Structure of Significant Subsidiaries as of December 31, 2023

(1)Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as "CIBSA".
(2)Percentage of issued and outstanding capital stock owned by CIBSA (56% of Coca-Cola FEMSA’s capital stock with full voting rights). See “Item 4. Information on the Company—Coca-Cola FEMSA—Capital Stock.”
(3)Includes Proximity Americas Division, the Health Division and the Fuel Division. See “Item 4. Information on the Company.”
(4)Grupo Industrial Emprex, S. de R.L. de C.V., which we refer to as “Emprex.”

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2023:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.2%
Emprex (1):	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%

(1) Grupo Industrial Emprex, S. de R.L. de C.V.

The following table presents an overview of our operations by relevant reportable segment and by geographic area:
Operations by Segment—Overview
Year Ended December 31, 2023 and % of growth (decrease) vs. previous year

	Coca-Cola FEMSA			Proximity Americas Division			Proximity Europe Division			Fuel Division			Health Division			Discontinued operations			Others & Consolidation Adjustments
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.	245,088	8%	Ps.	278,520	19%	Ps.	43,552	344%	Ps.	58,499	13%	Ps.	75,358	1%	Ps.	—	—%	Ps.	1,675	—%
Gross profit	110,860		11%	117,062		20%	18,622		305%	7,344		12%	22,499		2%	—		—%	3,120		(70)%
Total assets	273,512		(2)%	176,836		22%	39,833		3%	25,124		4%	64,888		7%	25,819		(86)%	199,844		171%
Employees	117,364		21%	185,905		10%	6,234		24%	6,398		(1)%	33,705		3%	24,583		(10)%	18,743		13%

Total Revenues Summary by Segment

	Year Ended December 31,
	2023		2022 (Revised)		2021 (Revised)
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	245,088	Ps.	226,740	Ps.	194,804
Proximity Americas Division		278,520		233,958		198,586
Proximity Europe Division		43,552		9,809		—
Health Division		75,358		74,800		73,027
Fuel Division		58,499		51,813		39,922
Other Businesses		56,875		21,280		19,365
Consolidation adjustments		(55,200)		(21,392)		(20,244)
Consolidated total revenues	Ps.	702,692	Ps.	597,008	Ps.	505,460

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

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is leader in the beverage market in most of the countries where it operates, being the largest franchise bottler of Coca-Cola trademark products in the world by sales volume, based on publicly available filings and information of its main competitors. In 2023, its sales volume represented approximately 12.2% of the total sales volume of the Coca-Cola system in the world. Coca-Cola FEMSA produces and distributes Coca-Cola trademark beverages, offering a wide portfolio of brands to approximately 272 million consumers each day. With more than 86,000 employees, it markets and sells approximately 4.0 million unit cases per year through more than 2.1 million points of sale. Coca-Cola FEMSA operates 56 bottling plants and 251 distribution centers. It is committed to generating economic, social and environmental value for all of its stakeholders throughout the value chain. Coca-Cola FEMSA is a member of the Dow Jones MILA Pacific Alliance Sustainability Index, FTSE4Good Emerging Index, the IPC and Social Responsibility and Sustainability Indexes of the BMV, among others.
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
Coca-Cola FEMSA was organized on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Exchange Market Law, Coca-Cola FEMSA became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Coca-Cola FEMSA’s legal name is Coca-Cola FEMSA, S.A.B. de C.V. Coca-Cola FEMSA’s principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Alcaldía Cuajimalpa de Morelos, 05348, Mexico City, Mexico. Coca-Cola FEMSA’s telephone number at this location is (52-55) 1519-5000. Coca-Cola FEMSA's website is www.coca-colafemsa.com.

The following is an overview of Coca-Cola FEMSA’s operations by consolidated reporting segment in 2023.
Operations by Consolidated Reporting Segment—Overview Year Ended December 31, 2023

	Total Revenues			Gross Profit
	(in millions of Mexican pesos)
Mexico and Central America (1)	Ps.	149,362	60.9%	Ps.	71,665	64.6%
South America (2)		95,726	39.1%		39,195	35.4%
Consolidated		245,088			110,860

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
As of the date of this annual report, (1) FEMSA indirectly owned Series A shares equal to 47.2% of Coca-Cola FEMSA’s capital stock (56.0% of Coca-Cola FEMSA’s capital stock with full voting rights), and (2) TCCC indirectly owned Series D shares equal to 27.8% of Coca-Cola FEMSA’s capital stock (32.9% of Coca-Cola FEMSA’s capital stock with full voting rights). Series L shares with limited voting rights constituted 15.6% of Coca-Cola FEMSA’s capital stock, and Series B shares constituted the remaining 9.4% of Coca-Cola FEMSA’s capital stock (the remaining 11.1% of Coca-Cola FEMSA’s capital stock with full voting rights).

Business Strategy

Coca-Cola FEMSA is transforming our company by focusing on implementing a long-term sustainable growth model. Coca-Cola FEMSA’s purpose is to refresh the world anytime, anywhere. Coca-Cola FEMSA’s vision evolved during 2023 to emphasize their commitment to their customers, and sustainable development. To this end, Coca-Cola FEMSA’s refreshed vision is to be the customers’ and partners’ preferred commercial platform and ally for growth, fostering a sustainable future.

Coca-Cola FEMSA has strengthened their longstanding relationship with TCCC by together updating and enhancing the following main objectives: (i) growth principles, (ii) relationship economics, (iii) potential new businesses and ventures and (iv) digital strategy.

To consolidate Coca-Cola FEMSA’s position as a global leader in the industry and strengthen their value proposition for their retail clients and end consumers, Coca-Cola FEMSA is leveraging their strengths, their rights-to-win, and working on the following six strategic priorities as their guiding principles: (i) grow the core, (ii) be the preferred commercial platform, (iii) strategic M&A (iv) de-bottleneck our infrastructure & digitize the enterprise, (v) strengthen our customer-centric culture and (vi) foster a sustainable future.

(i)Grow the core. More runway to grow Coca-Cola FEMSA’s core business by a focus on capturing growth opportunities for the Coca-Cola portfolio across markets and channels; accelerating the growth of Coca-Cola Zero Sugar across our territories; developing growth opportunities in low per-capita markets; and accelerating growth of profitable noncarbonated beverage categories.

(ii)Be the preferred commercial platform. Aim to continue growing Coca-Cola FEMSA’s total and digital client base across our markets with our omnichannel commercial platform Juntos+, leveraging a curated portfolio of brands together with The Coca-Cola Company and a multi-category portfolio.

(iii)Strategic M&A. Pursue value-enhancing acquisitions, leveraging a disciplined approach.

(iv)De-bottleneck our infrastructure and digitize the enterprise. Aim to increase manufacturing and distribution capacity, while implementing best-in-class logistics and distribution enablers.

(v)Strengthen our customer-centric culture. Aim to promote a growth mindset, building a multiplier leadership style, empowering leaders to develop our people, and foster a workplace that provides psychological safety within our teams.

(vi)Foster a sustainable future. Aim not only to reinforce Coca-Cola FEMSA’s environmental initiatives, but also to bolster our social and governance agenda, including community development programs and diversity and inclusion.

Coca-Cola FEMSA’s view on sustainable development is a comprehensive part of their business strategy. Coca-Cola FEMSA bases their efforts on three aspects (i) Ethics and Governance, (ii) Human Rights, Diversity, Equity and Inclusion, and (iii) Culture, while focusing on seven pillars: (i) Water stewardship, (ii) World Without Waste, (iii) Climate action, (iv) Product portfolio, (v) Sustainable sourcing, (vi) Integral Employee Well-being, (vii) Community Development.

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which Coca-Cola FEMSA offers products and the number of retailers carrying its beverages as of December 31, 2023:

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
In addition, through certain distribution agreements, Coca-Cola FEMSA distributes and sells Monster products in all the countries where it operates and Heineken-owned brand beer products, Estrella Galicia beer products, Therezópolis beer products, Campari alcoholic beverages and Perfetti confectionary and chewing gum in its Brazilian territories.

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

The following table sets forth the trademarks of the main products Coca-Cola FEMSA distributed in 2023:
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

In addition, Coca-Cola FEMSA informs their consumers through front labeling on the nutrient composition and caloric content of their beverages in accordance with local laws and regulations. Coca-Cola FEMSA voluntarily adheres to national and international codes of conduct in advertising and marketing, including communications targeted to minors who are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company, achieving full compliance with all such codes, regulations and guidelines in all of the countries where Coca-Cola FEMSA operates.

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
Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 60.2%, 61.2%, and 62.6% of Coca-Cola FEMSA’s total sales volume in 2023, 2022 and 2021, respectively.
The following table illustrates historical sales volume and number of transactions for each of Coca-Cola FEMSA’s consolidated reporting segments, as well as its unit case and transaction mix by category.

	Sales Volume		Transactions
	2023	2022	2023	2022
	(Millions of unit cases or millions of single units, except percentages)
Mexico	2,052.9	1,888.9	9,729.0	9,276.4
Central America (1)	341.9	299.5	2,615.9	2,356.8
Mexico & Central America	2,394.8	2,188.4	12,344.9	11,633.2
Growth	9.4%	6.3%	6.1%	9.6%
Colombia	347.6	330.1	2,656.5	2,503.7
Brazil (2)	1,075.1	1,016.2	7,523.9	7,014.5
Argentina	178.7	173.9	974.4	939.5
Uruguay	51.7	46.6	243.9	224.2
South America	1,653.1	1,566.8	11,398.3	10,681.9
Growth	5.5%	11.9%	6.7%	20.3%
Total	4,047.8	3,755.2	23,743.2	22,315.1
Growth	7.8%	8.6%	6.4%	14.5%

(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.

The following table illustrates the multiple serving presentations and returnable packaging mix for sparkling beverages volume:

	Multiple Serving Presentations		Returnable packaging
	2023	2022	2023	2022
Mexico	69.0%	69.1%	38.3%	43.4%
Central America (1)	61.3%	55.2%	36.0%	31.3%
Colombia	70.4%	60.1%	26.5%	20.0%
Brazil (2)	75.7%	67.0%	18.3%	15.7%
Argentina	80.1%	76.5%	20.7%	17.3%
Uruguay	81.3%	81.0%	20.1%	17.0%
Total	71.0%	66.7%	30.1%	31.5%

(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.

The following table illustrates Coca-Cola FEMSA’s historical sales volume and number of transactions performance by category for each of its operations and its consolidated reporting segments for 2023 as compared to 2022:

	Year Ended December 31, 2023
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	4.4%	8.0%	16.6%	25.3%	8.7%
Central America (1)	14.0%	6.0%	22.7%	287.6%	14.2%
Mexico and Central America	6.0%	7.6%	17.2%	25.9%	9.4%
Colombia	4.0%	2.3%	15.5%	11.5%	5.3%
Brazil (2) (3)	5.6%	3.4%	13.1%	(4.6)%	5.8%
Argentina	(3.1)%	14.8%	31.1%	50.7%	2.7%
Uruguay	3.3%	46.2%	52.4%	—	10.9%
South America (3)	4.3%	5.0%	18.0%	10.7%	5.5%
Total	5.2%	6.5%	17.6%	24.6%	7.8%

(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.
(3)Includes sales volume and transactions of CVI from February 2022.

	Year Ended December 31, 2023
	Sparkling	Stills	Water	Bulk	Total

Number of Transactions Growth
Mexico	3.5%	6.2%	17.2%	—	4.9%
Central America (1)	11.7%	2.2%	27.4%	—	11.0%
Mexico and Central America	5.2%	5.2%	18.2%	—	6.1%
Colombia	5.9%	(1.8)%	13.9%	—	6.1%
Brazil (2) (3)	7.5%	2.8%	12.6%	—	7.3%
Argentina	(3.3)%	22.4%	30.2%	—	3.7%
Uruguay	1.8%	38.8%	45.9%	—	8.6%
South America (3)	6.1%	3.9%	15.5%	—	6.7%
Total	5.6%	4.5%	16.7%	—	6.4%

(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.
(3)Includes sales volume and transactions of CVI from February 2022.

The following table illustrates Coca-Cola FEMSA’s unit case mix by category for each of its operations and its consolidated reporting segments for 2023 as compared to 2022:

	Sparkling Beverages		Stills		Water(3)
	Years Ended December 31,
	2023	2022	2023	2022	2023	2022
Unit Case Mix by Category
Mexico	68.6%	71.4%	7.1%	7.2%	24.3%	21.4%
Central America (1)	86.0%	86.1%	9.2%	9.9%	4.8%	4.0%
Mexico and Central America	71.1%	73.4%	7.4%	7.5%	21.5%	19.1%
Colombia	76.2%	77.1%	8.5%	8.8%	15.3%	14.1%
Brazil (2)	83.9%	84.1%	8.1%	8.3%	7.9%	7.6%
Argentina	75.6%	80.2%	9.4%	8.4%	15.0%	11.4%
Uruguay	78.5%	84.2%	4.6%	3.5%	16.9%	12.3%
South America (4)	81.2%	82.2%	8.2%	8.3%	10.5%	9.5%
Total	75.2%	77.1%	7.7%	7.8%	17.0%	15.1%

(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.
(3)Includes bulk water volume and transactions.
(4)Includes sales volume and transactions from CVI from February 2022.

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
Marketing

Coca-Cola FEMSA, in conjunction with TCCC, has developed a marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA's consolidated marketing expenses in 2023 were Ps. 4,691 million.
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
Marketing in Coca-Cola FEMSA’s Distribution Channels. In order to provide more dynamic and specialized marketing of its products, Coca-Cola FEMSA’s strategy is to classify its markets and develop targeted efforts for each consumer segment or distribution channel. Coca-Cola FEMSA’s principal channels are small retailers, “on-

premise” accounts, such as restaurants and bars, supermarkets and third-party distributors. Presence in these channels entails a comprehensive and detailed analysis of the purchasing patterns and preferences of various groups of beverage consumers in each of the different types of locations or distribution channels. In response to this analysis, Coca-Cola FEMSA tailors its product, price, packaging and distribution strategies to meet the particular needs of and exploit the potential of each channel.
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
Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which Coca-Cola FEMSA sold its products:

	As of December 31, 2023
	Mexico and
	Central America(1)(3)	South America(2)
Distribution centers	173	79
Retailers	1,097,318	1,056,722

(1)Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)Includes Colombia, Brazil, Argentina and Uruguay.
(3)For purposes of this table, Coca-Cola FEMSA has considered owned and third-party distribution centers managed by Coca-Cola FEMSA.

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
Coca-Cola FEMSA continues to reinforce its presence in its digital sales channels, such as food aggregators, digital platforms, e-commerce websites and mobile device applications, in an effort to address the growing demand from its business partners through such sales channels. This reinforcement is aligned with Coca-Cola FEMSA’s overall digitization and omnichannel strategies.
In 2023, no single customer accounted for more than 10.0% of Coca-Cola FEMSA’s consolidated total sales.
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
In the countries that comprise Coca-Cola FEMSA’s Central America region, its main competitors are Pepsi and Big Cola bottlers. In Guatemala, Coca-Cola FEMSA competes with a joint venture between AmBev and The Central American Bottler Corporation, who also has a regional joint venture with AmBev to produce, distribute and sell beer; Cerveceria Centroamericana S.A. who is focused in beer and still categories; and AJE Group. In Nicaragua, Coca-Cola FEMSA's principal competitor is AJE Group. Coca-Cola FEMSA also competes with the joint venture between The Central American Bottler Corporation and AmBev. In Costa Rica, Coca-Cola FEMSA’s principal competitor is Florida Bebidas S.A., subsidiary of Florida Ice and Farm Co. and Cooperativa de Productores de Leche Dos Pinos R.L. in juices. In Panama, Coca-Cola FEMSA’s main competitor is Cervecería Nacional, S.A., followed by AJE Group. Coca-Cola FEMSA also faces competition from “B brands” offering multiple serving size presentations in some Central American countries.

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
In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A. (BAESA), a Pepsi bottler, which is owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Levité, Villavicencio and Villa del Sur are water brands owned by Danone, which is Coca-Cola FEMSA’s main competition. In addition, Coca-Cola FEMSA competes with a number of producers offering “B brands,” low-priced sparkling beverages, as well as many other generic products and private label proprietary supermarket brands that are gaining importance in the market. Manaos, a brand owned by Refres Now S.A. is Coca-Cola FEMSA’s main competitor in this segment, followed by the brands Cunnington and Secco pursuing similar low-price strategies.

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
Historically, TCCC has increased concentrate prices for Coca-Cola trademark beverages in some of the countries where Coca-Cola FEMSA operates. For example, TCCC recently increased concentrate prices for certain Coca-Cola trademark beverages in Mexico in 2021, 2022 and in 2023. TCCC may increase concentrate prices in the future, and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have on the prices of our products or our results. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Cooperation Framework with The Coca-Cola Company.”
In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Coca-Cola FEMSA’s bottler agreements provide that these materials may be purchased only from suppliers approved by TCCC. Prices for certain raw materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that Coca-Cola FEMSA paid for PET resin in U.S. dollars in 2023 increased 32.5% as compared to 2022 in all Coca-Cola FEMSA’s territories. In addition, given that high currency volatility has affected and continues to affect most of Coca-Cola FEMSA’s territories, the average price for PET resin in local currencies was higher in all of its territories. In addition, given that high currency volatility has affected and continues to affect most of its territories, the average price for PET resin in local currencies was higher in all of its territories. In 2023, Coca-Cola FEMSA purchased certain raw materials in advance, negotiated and locked-in prices in advance and entered into certain derivative transactions which helped them capture opportunities with respect to raw material costs and currency exchange rates.
Under its agreements with TCCC, Coca-Cola FEMSA may use raw or refined sugar, artificial sweeteners and HFCS in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause Coca-Cola FEMSA to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, its average price for sugar in U.S. dollars, taking into account its financial hedging activities, increased by approximately 16.4% in 2023 as compared to 2022.

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
Coca-Cola FEMSA purchases sugar from, among other suppliers, PIASA, Beta San Miguel, S.A. de C.V. or Beta San Miguel and Ingenio La Gloria, S.A., all of them sugar cane producers. As of the date of this annual report, Coca-Cola FEMSA held a 36.4% and 2.7% equity interest in PIASA and Beta San Miguel, respectively. Coca-Cola FEMSA purchases HFCS from Ingredion México, S.A. de C.V., Cargill de Mexico S.A. de C.V. and Almidones Mexicanos, S.A. de C.V., known as Almex.
Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2023, sugar prices in local currency in Mexico increased approximately 42.1% as compared to 2022.
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
South America. In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in all its caloric beverages, which Coca-Cola FEMSA buys from several domestic sources. Sugar prices in Colombia increased by 11.0% in U.S. dollars and increased 12.2% in local currency, as compared to 2022. Coca-Cola FEMSA purchases non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA has historically purchased all of its non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. Coca-Cola FEMSA purchases all of its cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of Coca-Cola FEMSA’s competitor Postobón) owns a non-controlling interest in certain of Coca-Cola FEMSA’s suppliers, including O-I Peldar and Crown Colombiana, S.A.
In Brazil, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil increased approximately 17.7% in U.S. dollars and increased 13.4% in local currency as compared to 2022. Taking into account Coca-Cola FEMSA's financial hedging activities, sugar prices in Brazil increased 24.0% in U.S. dollars and 19.9% in local currency as compared to 2022. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. Coca-Cola FEMSA mainly purchases PET resin from local suppliers such as Indorama Ventures Polímeros S.A.
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

In Uruguay, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay increased approximately 36.7% in U.S. dollars and 13.0% in local currency as compared to 2022. Coca-Cola FEMSA’s main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. Coca-Cola FEMSA purchases PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and Coca-Cola FEMSA purchases non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).
Proximity Americas Division

Overview
Proximity Americas Division operates a chain of small-format stores with 22,866 locations as of December 31, 2023, under the trade name OXXO.
Proximity Americas Division—Overview
Year Ended December 31, 2023

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2023		2023 vs.2022	2023		2023 vs.2022
Proximity Americas Division	Ps.	278,520	19.0%	Ps.	117,062	20.0%

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

Beyond Mexico, Proximity Americas Division seeks to increase its scale while continuing its expansion in Colombia, Chile, Peru and Brazil. In Brazil, Proximity Americas Division's growth is accelerating through Raízen Conveniências, commercially known as Grupo Nós (“Grupo Nós”), our joint venture with Raízen Combustíveis S.A., which operates OXXO’s value proposition while continuing to evolve with trends, and which continues to grow its legacy format, Shell Select. As of December 31, 2023, there were 440 OXXO stores in the Campinas and Sao Paulo areas. As of the end of 2023, Grupo Nós had 1,243 franchised and 33 self-operated Shell Select locations through Raizen’s service station network.

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
Finally, Proximity Americas Division seeks to leverage its scale, operating efficiency and customer knowledge to develop innovative value propositions to address the needs of the traditional trade channel in Mexico while simultaneously offering end customers price conscious retail formats such as "Bara."
Store Locations

Proximity Americas Division operates the largest small-format store chain in the Americas, measured by number of stores, based on publicly available filings and information of our main competitors. As of December 31, 2023, there are 21,970 OXXO stores in Mexico, 411 OXXO stores in Colombia, 343 stores in Chile and 142 stores in Peru. Proximity Americas Division expanded its operations by opening 1,408 new OXXO stores in Mexico, Colombia, Chile and Peru during 2023.
Additionally, as of December 31, 2023, Grupo Nós operated 440 OXXO stores and 33 Shell Select locations in Brazil, and managed 1,243 Shell Select stores operated by independent franchisees.

OXXO Stores
Regional Allocation in Mexico
as of December 31, 2023

Historically, Proximity Americas Division has rapidly expanded the number of OXXO stores. During 2023 and 2022, Proximity Americas Division stabilized its organic rate of expansion after a challenging consumer and operating environment driven by the COVID-19 pandemic in 2021 and 2020. Proximity Americas Division expects to gradually increase its expansion pace and growth strategy by emphasizing growth in areas of high economic potential in existing markets and by expanding in underserved and unexploited markets, while adjusting for post-pandemic changes in consumer behavior.

OXXO Stores
Total Growth

	Year Ended December 31,
	2023	2022	2021
Total OXXO stores	22,866	21,458	20,431
Store growth (% change over previous year)	6.6%	5.0%	4.4%

Most of the OXXO stores in Mexico are operated under lease agreements, which are conducted in Mexican pesos and adjusted annually to an inflation index. This approach provides Proximity Americas Division the flexibility to adjust locations as cities grow and effectively adjust its footprint based on stores’ performance.
Both the identification of locations and the pre-opening planning to optimize the results of new OXXO stores are important elements in Proximity Americas Division's growth plan. Proximity Americas Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores of Proximity Americas Division that are unable to maintain benchmark standards are generally closed. Between December 31, 2021 and 2023 the total number of OXXO stores increased by 2,435, which resulted from the opening of 2,608 new stores and the closing of 173 stores.
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
Additionally, OXXO competes with delivery aggregators and express delivery services such as Rappi, Uber Eats, and PedidosYa, among others.
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
In Mexico, approximately 63% of OXXO stores’ customers are between the ages of 15 and 35. Proximity Americas Division also segments the market according to demographic criteria, including income level.
OXXO Store Characteristics
The average size of an OXXO store is approximately 105 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 193 square meters and, when parking areas are included, the average store size is approximately 411 square meters. In 2023, a typical OXXO store carried an average of 3,352 different stock keeping units (SKUs) in 30 main product categories. Additionally, a typical OXXO store offers approximately 8,000 different electronic and individual payment services, such as account deposits and cash withdrawals, including those offered by Spin by OXXO, remittances, and money transfers between stores, as well as bill payment services, such as household electricity bills, cable television, among others. These revenues are accounted for as a fee income stream in Proximity Americas Division's revenues, as Proximity is acting as an agent in these transactions.
Proximity Americas Division—Operating Indicators

	Year Ended December 31,
	2023	2022	2021
	(Percentage change compared to previous year)
Total revenues	19.0%	17.8%	9.5%
OXXO same-store sales(1)	14.2%	14.3%	7.7%

(1)Same-store sales increase is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.
Beer, cigarettes, soft drinks and other beverages and snacks continue to represent the main product categories for OXXO stores. In the past, OXXO stores in Mexico only carried beer brands produced and distributed by Heineken Mexico. However, following certain modifications to the terms of our existing commercial relationship with Heineken Mexico and our commercial relationship with Grupo Modelo starting in 2019, Proximity Americas Division now sells the beer brands of Grupo Modelo across Mexico.
Approximately 23% of OXXO stores in Mexico are operated by independent managers responsible for all aspects of store operations. The store managers are commission agents and are not employees of Proximity Americas Division. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store. Proximity Americas Division continually invests in on-site operating personnel, with the objective of promoting loyalty, customer service and reducing personnel turnover in the stores.

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
Management believes that the OXXO store chain’s scale of operations provides Proximity Americas Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. In Mexico, given the fragmented nature of the retail industry in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 50% of the OXXO store chain’s total sales in Mexico consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by Proximity Americas Division's Mexican distribution system, which includes 21 regional warehouses located in Guadalajara, Mexicali, Merida, Leon, Obregon, Puebla, Queretaro, Chihuahua, Reynosa, Saltillo, Tampico, Tijuana, Toluca, Veracruz, Villahermosa, Culiacan, Baja California, two in Mexico City and two in Monterrey. Additionally, there is a warehouse in each of Colombia, Chile, Peru and Brazil. Our logistics services subsidiary operates a fleet of approximately 1,054 trucks in Mexico dedicated to OXXO that make deliveries from the distribution centers to each store approximately two times per week.
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
Proximity Europe Division

Overview

Proximity Europe Division has two main businesses, retail and food service. As of December 31, 2023, Proximity Europe Division had 2,808 multi-format outlets in Switzerland, Germany, Austria, Luxembourg and the Netherlands, with thirteen different sales formats. Most of Proximity Europe Division's outlets are organized as franchises and agencies.
The agency model is an entrepreneurial business model. Agency partners are independently responsible for the POS operations. Valora pays a commission to the agent for running the shop and paying the staff, i.e. there is no staff for agencies on Valora’s payroll. In contrast to franchise stores, the inventory of agencies is owned by Valora and sales are recognized in Valora’s books (for franchise stores only a franchise fee is booked in Valora’s revenue).

The following is a summary of the key brands under which Proximity Europe Division is operated:

	Brand	# of Outlets as of December 31, 2023	Switzerland	Germany	Austria	Luxembourg	Netherlands	Predominant Model
Retail	avec	346	✓	✓				Agency
	ServiceStore DB	87		✓				Owned
	U-Store	25		✓				Franchise
	k kiosk	1,047	✓	✓		✓		Agency
	cigo	393		✓				Franchise
	Press & Books	192	✓	✓	✓	✓		Owned
	Total	2,090	✓	✓	✓	✓

	Brand	# of Outlets as of December 31, 2023	Switzerland	Germany	Austria	Luxembourg	Netherlands	Predominant Model
Food Service	BackWerk (including Back-Factory)	406	✓	✓	✓		✓	Franchise
	Brezelkönig	60	✓		✓			Agency
	Ditsch	175		✓				Agency
	Caffé Spettacolo	31	✓			✓		Owned
	Super Guud	2	✓					Owned
	Frittenwerk	44		✓				Owned
	Total	718	✓	✓	✓	✓	✓

Additionally, Proximity Europe Division provides financial services on a digital platform through its fintech bob Finance and has seventeen pretzel production lines in Germany, the United States and Switzerland.

Business Strategy

A fundamental element of Proximity Europe Division’s business strategy is to provide the best comprehensive "foodvenience" retail concepts offering in the geographies where it operates: nearby, quick, convenient and fresh products and services. Proximity Europe Division intends to move closer to its vision of having the best food and convenience concepts, focusing on five strategic pillars: (i) growth, (ii) efficiency, (iii) innovation, (iv) performance-oriented culture and (v) sustainability.

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

(iv) Performance-oriented culture: The Proximity Europe Division relies on entrepreneurial operators and motivated staff to implement its strategy. It plans to further expand the franchise and agency model.

(v) Sustainability: The Proximity Europe Division pursues a comprehensive approach to sustainability in line with FEMSA’s sustainability strategy.

Store Formats

Proximity Europe Division uses thirteen sales formats, which are principally small-scale points of sale that Proximity Europe Division seeks to locate at highly frequented locations.

Retail

k kiosk is a market leader in the convenience kiosk business, based on internal information of our main competitors; mainly supplying tobacco, lottery products, snacks and press. It also has a growing share of food, fresh products and a varied range of digital services offerings. As of December 31, 2023, k kiosk had 789 sales outlets in Switzerland, 192 sales outlets in Germany and 66 in Luxembourg, including own outlets, agencies and franchise stores.

cigo is a tobacco retailer also offering press products and a range of services for people on the move. As of December 31, 2023, cigo had 393 sales outlets in Germany, including own outlets and franchise stores.

avec provides a modern convenience format at highly frequented locations, for example train or service stations, with an extensive offering of fresh food and regional products. As of December 31, 2023, avec had 343 sales outlets in Switzerland and 3 sales outlets in Germany, including own outlets, agencies and franchise stores.

ServiceStore DB and U-Store are convenience formats located at Deutsche Bahn and U-Bahn (underground) as well as in major bus stations. As of December 31, 2023, ServiceStore DB had 87 sales outlets and U-Store had 25 sales outlets, both of them operated in Germany as own and franchise stores.

Press & Books is a market leader in the German railway station bookshop market with an extensive press and selected book offering complemented by a range of services for people on the move, including an online shop with store pick up. As of December 31, 2023, Press & Books had 21 sales outlets in Switzerland, 156 sales outlets in Germany, and 6 in Luxembourg and 9 in Austria, including own outlets and agencies.

Food Service

BackWerk (which includes Back-Factory) is Germany's largest food service bakery concept with a broad and flexible range of snacks and a growing offering of fresh products. As of December 31, 2023, BackWerk (including Back-Factory) had 1 sales outlet in Switzerland, 330 sales outlets in Germany, 20 in Austria and 55 in the Netherlands, which are mainly franchise stores.

Ditsch provides pretzels and other snacks at highly frequented locations in Germany. Brezelkönig sells high-end lye bread products, such as pretzels, baguettes, croissants, hot dogs and selected sandwich snacks. Super Guud provides a small snacking concept for the urban commuter. As of December 31, 2023, Ditsch had 175 sales outlets in Germany, mainly in agency format; Brezelkönig had 58 sales outlets in Switzerland and 2 in Austria, in agency and franchise format; and Super Guud had 2 own sales outlets in Switzerland.

Caffè Spettacolo is an Italian-themed coffee bar concept with its own locations and an integrated coffee module concept for other Proximity Europe Division formats. As of December 31, 2023, Caffè Spettacolo had 29 sales outlets in Switzerland and 2 in Luxembourg.

Frittenwerk is a leading fast-casual dining format in Germany focusing on modern interpretations of Canada’s snack bar classic, poutine, with a fully developed self-service concept. As of December 31, 2023, Frittenwerk had 44 sales outlets in Germany, including owned outlets and franchise stores.

Proximity Europe Division is also one of the world’s leading producers of pretzels, based on internal information of our main competitors. It operates seventeen production lines in Germany, the US and Switzerland. It primarily supplies a number of third-party food service customers as well as the retail and wholesale markets in addition to its own Ditsch, BackWerk and Back-Factory sales outlets in Germany, Brezelkönig branches in Switzerland and other Proximity Europe Division formats.

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

Seasonality

Given the number of formats and locations in which Proximity Europe Division operates, the business has not historically experienced significant seasonality. Typically, between 45% and 50% of Proximity Europe Division's net revenues are generated in the first half of the year, while the remaining 50% to 55% is generated in the second half of the year.

Health Division

Overview

The Health Division operates pharmacy services locations and related operations with 4,474 points of sale in Mexico, Chile, Ecuador and Colombia as of December 31, 2023.
Furthermore, in 2023, the Health Division initiated the implementation of its new business-operations model. The initial phase involved designating Chile and Uruguay as strategic hubs for transitioning towards a regional approach to fulfill the Health Division's objectives across all countries. This transition entails centralizing strategic and business decisions for the entire division in Chile, while also establishing a new office in Uruguay to serve as a purchasing center for all countries. Through this strategic planning, the Health Division expects to leverage its spending capacity.

Health Division—Overview
Year Ended December 31, 2023

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2023		2023 vs.2022	2023		2023 vs.2022
Health Division	Ps.	75,358	2.4%	Ps.	22,499	1.1%

Business Strategy
The Health Division’s vision focuses on two main priorities. First, the Health Division aims to gain relevant scale by building a Latin American health platform, operating across several countries and markets. Second, the Health Division strives to constantly improve its value proposition and service by being closer to its customers through more stores and distribution agreements, a digital platform and customer loyalty programs, and by giving its customers access to a broader assortment, better options and availability of medicines, personal care, beauty and relevant health and wellness products and services. To achieve this vision, the Health Division is working on leveraging strong capability sets: (i) the health-industry knowledge, marketing and operational skills acquired through the incorporation of Chile-based Socofar and (ii) the skills that the Proximity Americas Division has developed in the operation and growth of other small retail formats, particularly in Mexico. These capabilities include commercial, marketing and production skills as well as site selection, logistics, business processes, human resources, inventory and supplier management.
The Health Division has maintained its growth even under a challenging macroeconomic environment and on top of a demanding comparison base, showing its strength and resiliency. The Health Division sees that the health services markets in Mexico and Colombia are still fragmented, and it believes it is well equipped to create value by continuing to grow in these markets and by assuming a value-creating role in its long-term consolidation. Furthermore, the Health Division gives FEMSA the opportunity to pursue a regional strategy across South America from a solid platform anchored in the Chilean market and with compelling growth opportunities in Colombia, Ecuador and beyond.

Locations
As of December 31, 2023, the Health Division operated 4,474 locations, including 1,759 in Mexico, 950 in Chile, 950 in Ecuador and 815 in Colombia.
During 2023, the Health Division expanded its operations by 379 additional locations on top of the 4,095 locations operating in 2022, highlighting a less challenging environment in Chile, Colombia and Mexico, that allowed the Health Division to re-accelerate its growth strategy.
The average investment required to open a new location varies, depending on location and whether the location is opened in an existing commercial building or requires construction of a new one. The Health Division expects to continue implementing its expansion strategy by emphasizing growth in markets where it currently operates and by expanding in underserved and unexploited markets. Most of the pharmacy services-related real estate is operated under lease agreements.

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
Market and Location Characteristics
Market Characteristics
The pharmacy services locations market in Mexico is highly fragmented among national and regional chains as well as independent pharmacies, supermarkets and other informal neighborhood drugstores. There are 50,616 pharmacy services locations and health-related points of sale in Mexico; however, the Health Division only represents 3.48% of the total number of pharmacy services locations in Mexico with a presence in 18 of 32 states in the country.

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
In Chile, the market is more concentrated and our Health Division through Cruz Verde is the leading pharmacy services locations operator in the country. Our Health Division, through Socofar S.A., Agencia en Chile, is also the largest distributor of pharmaceuticals in the country. The Chilean market, where our operation’s healthcare services are sold to both institutional and personal consumers, continues to represent an attractive growth opportunity.
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
In the Health Division, 64% of the customers are between the ages of 25 and 54, 57% of which are female. Customers are segmented by sociodemographic and transactional variables, such as the type of products, amount and frequency of purchases, in order to generate a more personalized value offer through specialty programs, communication and targeted campaigns. Additionally, the Health Division began incorporating predictive data models to their segmentation strategies to further enhance its value proposition.
Location Characteristics
The Health Division’s pharmacy services locations are operated under the following trade names: Farmacias YZA, Farmacias Moderna and Farmacias Farmacon in Mexico; Fybeca and Sana Sana in Ecuador; Farmacias Cruz Verde in Chile and Colombia; and beauty stores under the trade name Maicao in Chile. The average size of the Health Division’s locations is 77 square meters in Mexico, 191 square meters in Chile, 80 square meters in Colombia and 113 meters in Ecuador, including selling space and storage area. On average, each pharmacy service location has between 3 and 13 employees depending on the size of and traffic into the location. Patented and generic pharmaceutical drugs, beauty products, medical supplies, wellness, and personal care products are the main products sold at the Health Division’s locations.
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

Inventory and Purchasing
The South American operations of our Health Division seek to align the purchasing and logistics process with consumer needs. A key competitive advantage is the Health Division's strong logistics chain, which relies on an integrated view of the supply chain. In Chile, the Health Division operates three distribution centers, the largest of which is a modern distribution center with advanced technology that services locations and healthcare institution customers throughout the country. In Colombia the Health Division operates three distribution centers and in Ecuador it operates with one distribution center that distributes products to all its locations throughout each country.
In Mexico, the Health Division has made progress to integrate its acquired companies into a single model of operation and has inaugurated new distribution centers in Puebla during 2023 to enhance product availability and operational efficiency. The Health Division currently operates three distribution centers throughout Mexico. One distribution center serves a significant portion of the needs of its pharmacy services locations located in the northeast of Mexico, while a second distribution center serves the southwest region, and a third distribution center is designated for Mexico City and its surrounding areas. The Health Division still relies on third-party distributors for some products in Mexico.
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
Fuel Division

Overview
The Fuel Division operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2023, the Fuel Division operated 571 service stations located in 17 states throughout Mexico, concentrated mainly in the northern region of Mexico.
Fuel Division—Overview
Year Ended December 31, 2023

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2023		2023 vs.2022	2023		2023 vs.2022
Fuel Division	Ps.	58,499	12.9%	Ps.	7,344	12.0%

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

Service Station Locations
As of December 31, 2023, the Fuel Division operated 571 service stations, concentrated in the northern region of the country but with a presence in 17 states throughout Mexico.
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

Market and Store Characteristics
Market Characteristics
The retail service station market in Mexico has approximately 13,500 service stations and is highly fragmented. The majority of the retail service stations in the country are either owned by small regional family businesses or are other regional chains such as Petro-7 and G500. In recent years, however, international players such as British Petroleum, Mobil and Repsol have increased their network of franchised service stations, and now also represent significant competition.
Service Station Characteristics
Each service station under the “OXXO Gas” trade name comprises offices, parking lots, a fuel service area and an area for storage of gasoline in underground tanks.
The average size of the fuel service dispatch area is 216 square meters. On average, each service station has 10 employees.
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
Other Businesses

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

During 2023, Digital@FEMSA did not meet the quantitative thresholds according with IFRS 8 in relation with FEMSA's consolidated financial results to be considered as a separate reportable segment, therefore, its financial results were included in the Other Businesses segment.

Bara

Bara is a proximity hard discount grocery business whose value proposition is based on a low-cost model to provide consumers with a selection of national and private label products at the most competitive prices. As of 2023 Bara operated 359 stores across the states of Jalisco, Guanajuato, Aguascalientes, Queretaro and San Luis Potosi in Mexico.

Description of Property, Plant and Equipment

As of December 31, 2023, Coca-Cola FEMSA owned 56 bottling plants. By country, as of such date, Coca-Cola FEMSA had 28 bottling plants in Mexico, seven in Central America, seven in Colombia, 11 in Brazil, 2 in Argentina and one in Uruguay. As of December 31, 2023, Coca-Cola FEMSA operated 251 distribution centers, approximately 54.0% of which were in its Mexican territories. As of such date, Coca-Cola FEMSA owned 83.0% of these distribution centers and leased the remainder. This calculation considers owned and third-party distribution centers managed by Coca-Cola FEMSA in Mexico.
Proximity Americas Division owns approximately 13% of OXXO store properties, while the remaining stores are located on leased properties and substantially all of its distribution centers are under long-term lease arrangements with third parties.

As of December 31, 2023, Proximity Europe Division owned four manufacturing facilities to produce bakery products, mainly pretzels.

The Health Division leases ten distribution centers, three of which are in Chile, three in Mexico, three in Colombia and one in Ecuador, and it also has one manufacturing facility for pharmaceuticals in Chile. Most of the Health Division’s locations are under lease arrangements with third parties.

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disasters, including hurricanes, hail, earthquakes and damages caused by human acts, including explosions, fire, vandalism and riots. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2023, the policies for “all risk” property insurance were issued by AXA Seguros, S.A. de C.V., policies for liability insurance were issued by Chubb Seguros México, S.A. and the policy for freight transport insurance was issued by AXA Seguros, S.A. de C.V. Our “all risk” coverage was partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

Capital Expenditures

Our consolidated capital expenditures, net of disposals for the years ended December 31, 2023, 2022 and 2021 were Ps. 38,611, Ps. 34,410, and Ps. 24,055 million, respectively, which were primarily funded with cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2023		2022 (Revised)		2021 (Revised)
		(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	21,396	Ps.	19,665	Ps.	13,865
Proximity Americas Division		13,387		9,957		7,179
Proximity Europe Division		1,654		544		—
Health Division		1,750		2,868		2,049
Fuel Division		186		157		243
Discontinued operations		—		1,140		557
Other (1)		238		79		162
Total (2)	Ps.	38,611	Ps.	34,410	Ps.	24,055

(1)Includes consolidation adjustments.
(2)The disposals of property, plant and equipment for 2023, 2022 and 2021 are for Ps. 400, Ps. 308 and Ps.208, respectively.

Coca-Cola FEMSA
In 2023, 2022 and 2021 Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity; (ii) placing coolers with retailers; (iii) returnable bottles and cases; (iv) improving the efficiency of our distribution infrastructure; and (v) information technology.
Proximity Americas Division
Proximity Americas Division's principal investment activity is the construction and opening of new stores and refurbishment of existing stores, which are mostly OXXO Stores. During 2023, Proximity Americas Division opened 1,475 new stores and permanently closed 67, resulting in 1,408 net new OXXO stores. These numbers reflect the effects that the consumer behavior changes in connection with the COVID-19 pandemic had on Proximity Americas Division's overall performance.
Proximity Americas Division invested Ps. 13,387 million in 2023 in the addition of new stores, warehouses and improvements to leased properties, renewal of equipment and information technology related investments.
Proximity Europe Division

Proximity Europe Division’s principal investment activity is the construction and opening of new stores and refurbishment of existing stores across Europe, as well as expansion and major maintenance of the production facilities.
Health Division
The Health Division’s principal investment activity is the construction and opening of new locations in the countries where it has operations. During 2023, the Health Division opened 184 net new locations in Mexico and 182 net new locations in Chile, Colombia and Ecuador. The Health Division invested Ps. 1,750 million in 2023 in the addition of new locations, warehouses and improvements to leased properties and information technology investments.
Fuel Division
During 2023, the Fuel Division invested Ps. 186 million on capital expenditures, mainly in major maintenance and remodeling of service stations, and IT systems.
Regulatory Matters

We are subject to different regulations in each of the territories where we have operations. The adoption of new laws or regulations or changes in existing laws or regulations in the countries where we have operations may increase our operating and compliance costs, our liabilities or impose restrictions on our operations which, in turn, may adversely affect our business financial condition, and financial results. This section addresses the regulations most relevant to

FEMSA and its business units, however, we are subject to many other applicable laws in the countries in which we operate.

Regulatory matters related to Coca-Cola FEMSA are included in Item 4, pages 29-38, of Coca-Cola FEMSA’s Form 20-F filed on April 12, 2024, which pages in relevant part are hereby incorporated by reference.

Tax Reforms

Mexico
In April 2021, the Mexican government amended the Federal Labor Law, the Mexican Federal Tax Code and other laws that regulate labor benefits with the purpose of prohibiting the subcontracting of personnel, except in activities such as specialized works or services that are not part of a company's core business and that are provided by service providers registered with the Ministry of Labor and Social Welfare. As a result of this tax reform, the deduction of expenses related to subcontracting is prohibited, as well as the possibility of crediting the value added tax generated by expenses related to subcontracting and in extreme cases, the subcontracting of personnel can qualify as tax fraud. This reform entered into effect on September 1, 2021.

Pursuant to the amendments to Mexican tax laws effective January 1, 2022, Mexican issuers are jointly and severally liable for taxes payable on gains arising from the sale or disposition of their shares or securities representing their shares, as ADSs, by majority shareholders who are not residents of Mexico and do not have a permanent establishment in Mexico for tax purposes. To other Mexican non-residents who do not have a permanent establishment in Mexico for tax purposes, to the extent that such Mexican issuer fails to provide certain information regarding such sale or disposition to Mexican tax authorities. For the purposes of this rule, "majority shareholders" shall be understood as shareholders who are identified in the reports submitted by the Mexican issuer to the CNBV annually as (i) directors or officers who directly or indirectly own 1.0% or more of the Mexican issuer's share capital, (ii) shareholders who directly or indirectly own 5.0% or more of the Mexican issuer's share capital, or (iii) within the ten largest shareholders of the Mexican share capital of the Mexican issuer. issuer based on direct ownership of the shares of the share capital. Although in some cases the Mexican tax authorities have indicated that this reporting obligation would only apply to transfers of shares or securities representing shares that result in a change of control, there are no established criteria or general interpretations in this regard issued by the Mexican tax authorities. There is currently no obligation on the part of Mexican non-residents to report to Mexican issuers their sales or disposals of shares or securities representing shares, which limits our ability to comply with our reporting obligations to Mexican tax authorities. Therefore, the amount of a potential tax liability is uncertain and difficult to determine given the inherent mechanisms and procedures, including the application of any available tax treaty, applicable to the trading of publicly traded securities.

Argentina
On December 13, 2023, the Argentine government issued an executive decree (Decree 29/2023) setting the tax rate of the PAIS (Program for an Inclusive and Solidary Argentina) at 17.5%, applicable to the import of goods (excluding goods from the basic food basket, fuels, lubricants, and other goods related to power generation). This tax is applicable to foreign currency transactions carried out on or after December 13, 2023, and represents an additional cost for Argentine operations. This tariff is also applicable to cargo services and other transportation services for the import or export of goods, or when such services are acquired in Argentina and provided by non-residents.

Colombia

In August 2021, a new tax reform came into force in Colombia. This reform increased the income tax rate from 30.0% to 35.0% for 2022 and limited the ability to deduct or deduct municipal sales taxes against income taxes to 50.0%.

In December 2022, a new tax reform was approved in Colombia, which began to be applied during 2023.

The main changes are as follows:

•Introduction of an excise duty on beverages with added sugar based on the following timetable:

◦From November 1, 2023 to December 30, 2023, a tax of 18 Colombian pesos (approximately Ps.0.08 as of December 31, 2023) was applied to beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 35 Colombian pesos (approximately Ps.0.15 as of December 31, 2023) for beverages with more than 10 grams of added sugar per 100 ml;
◦From January 1, 2024 to December 30, 2024, a tax of 28 Colombian pesos (approximately Ps.0.12 as of December 31, 2023) for beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 55 Colombian pesos (approximately Ps.0.24 as of December 31, 2023) for beverages with more than 10 grams of added sugar per 100 ml;
◦From January 1, 2025 to December 30, 2025, a tax of 38 Colombian pesos (approximately Ps.0.17 as of December 31, 2023) for beverages containing between 5 grams and 9 grams of added sugar per 100 ml and a tax of 65 Colombian pesos (approximately Ps.0.29 as of December 31, 2023) for beverages with more than 9 grams of added sugar per 100 ml;
◦From 2026, the corresponding tax will be increased annually by the same percentage as the UVT (Tax Value Unit).

•Introduction of a new tax on single-use plastics, with a rate of 0.00005 on the Tax Value Units per gram of plastic. One Tax Value Unit is equivalent to 42,412 Colombian pesos (approximately Ps.187.46 as of December 31, 2023). This new tax is applicable to our products that are not considered part of the market basket of goods (currently two of our products fall into this category). However, this tax can be waived with a circular economy certification that will be issued in case recycled resin is incorporated into the packaging. Through legal resolution C-526/23, it was indicated that the responsible for the tax is the producer of single-use plastics.

•Increase in the income tax rate as of January 1, 2023, from 20.0% to 35.0% on taxable income obtained from free zones within Colombia. This change will go into effect on January 1, 2026 if a free zone company can demonstrate a 60.0% revenue increase in 2022 compared to fiscal year 2019. Despite this, the Supreme Court ruled that this law is not applicable to entities that have obtained its approval before December 13, 2022.

•The possibility of taking municipal sales taxes as a tax deduction against income tax was eliminated.

•Increase in the occasional income tax rate from 10.0% to 15.0% applicable to sales of fixed assets and introduction of a stamp duty at a rate between 0.0% and 3.0%, on the sale price of real estate and other assets.

•Introduction of a minimum income tax rate of 15%, which must be calculated considering an adjusted income (“UD”). The Adjusted Tax Rate (“TTD”) will be the result of dividing an Adjusted Tax (“ID”) by the UD.

Costa Rica

Until December 31, 2022, the producer or importer was responsible for collecting value-added taxes on carbonated beverages from supply chain participants, with an effective value-added tax rate for carbonated beverages of 15.8%. On January 1, 2023, a new tax reform came into effect to reintroduce the standard debt and credit system for producers, wholesalers, and retailers with a tax rate of 13.0%, so our Costa Rican subsidiary is no longer responsible for collecting such tax along the entire supply chain.

Brazil

In early 2017, the Brazilian Federal Supreme Court ruled that the value-added tax would not be used as the basis for calculating the federal sales tax, resulting in a reduction of the federal sales tax. Coca-Cola FEMSA’s Brazilian subsidiaries commenced legal proceedings to ascertain their ability to calculate federal sales tax without using the value-added tax as a basis by the Supreme Court’s first ruling and obtained a final favorable resolution in 2019. However, the Brazilian tax authorities appealed the Brazilian Federal Supreme Court’s decision and such appeal was denied in May 2021. In 2023, federal sales and production taxes together resulted in an average tax of 14.6% on net sales.

In recent years, the rate of excise duty on concentrate in Brazil has undergone recurring temporary fluctuations. The excise tax rate was increased from 4% to 8.0% from February 1, 2021 to February 24, 2022, decreased to 6.0% from February 25, 2022 to April 30, 2022, and increased again to 8.0% on May 1, 2022. The tax credit that we may recognize in our Brazilian operations in connection with concentrate purchases in the Manaus Free Trade Zone has been affected accordingly.

In December 2022, the Brazilian government published the new transfer pricing rules that will come into effect from January 1, 2024. The new transfer pricing rules aim to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Co-operation and Development (OECD). During 2023, the Brazilian government issued specific regulatory instructions to regulate this new tax legislation and transfer pricing methods. In 2024, greater regulation of intangibles and the obligations to file transfer pricing tax returns is expected.

In March 2023, the value-added tax rate in the state of Paraná increased from 16.0% to 18.0%. As of January 1, 2024, the value-added tax rate in the state of Rio Grande do Sul is 18%. As of January 1, 2024, the state of Minas Gerais began applying an additional 2.0% charge on sales as a contribution to a poverty eradication fund.

In December 2023, the Brazilian government published a Provisional Measure, to establish that the amount of the credit of a final and unappealable judicial decision, which exceeds the value of R$ 10 million (approximately Ps. 34.9 million as of December 31, 2023) subject to compensation against tax debts, must observe the monthly limitation of 1/60 of the total value of the credit. While taxpayers must observe this regulation as of January 1, 2024, this Interim Measure must become law during the following months; otherwise, this command is revoked.

In December 2023, the Brazilian government published a new law to tax investment subsidies granted by municipalities or states of the federation as of January 1, 2024. These subsidies will be taxed by Income Tax and Social Contribution at the combined tax rate of 34% and will be subject to other contributions at the combined tax rate of 9.25%. On the other hand, the Federal Government will grant an income tax credit of 25% of the municipal or state subsidy, limited to the amount of depreciation of such assets applied to approved development or expansion projects that caused such subsidy, provided that certain conditions are met.

In addition, also in December 2023, a Constitutional Amendment was published to implement a comprehensive tax reform in Brazil that will replace the current indirect tax system with a new one, which will be progressively implemented from January 1, 2026 until its full adoption in 2033.Municipal (“ISSQN”), state (“ICMS”) and federal (PIS and COFINS) taxes will be replaced by a double VAT (“CBS” and “IBS”). Double VAT will apply to all tangible or intangible goods, duties and services; it must be taxed according to the amount charged in the place where it is consumed; It will not be considered in itself in its own taxable base (the tax will not be taxed), and gives the right to record the input tax credit of the previous transaction (without a cumulative system).

There will be a standard rate for all goods and services, with exceptions for certain sectors such as education, health, medicine, public transport, food for human consumption, agricultural products and some others, which will be entitled to tax reductions of 100%, 70% or 40% of the rate yet to be defined. In addition, there will be specific rules for sectors such as fuels and lubricants, automotive, financial services, real estate transactions, health plans, tourism and leisure businesses, among others. During the following months, the executive and legislative branches must enact a series of laws and acts to regulate and detail all procedures, obligations and the double VAT rate.

In addition, from 2027 a special tax (“IS”) will also be applied on the production, extraction, marketing or import of services or goods harmful to health and the environment. This tax will be applied only once, does not generate a subsequent credit (it is subject to the so-called single-phase system) and will be part of the taxable base of the other tax applied to sales of services and goods. The current excise duty (IPI) will be reduced to zero, except for those products produced in the Manaus Free Trade Zone, in order to maintain the competitiveness and development of the incentivized zone. As in the previous case, a series of laws and acts are expected to regulate and detail all the procedures, obligations and the list of IS rates.

Finally, as of January 1, 2024, new rules will apply to exclusive financial investment funds, investments and foreign currency assets located abroad, held by Brazilian taxpayers. Due to these changes, the government offered the option to Brazilian tax residents to increase the cost of the tax on foreign assets and investments to the current market value by paying a reduced rate on such difference, for those who choose to anticipate potential profits in this gap, by collecting the corresponding income tax with such reduced income tax rate instead of the regular rate on capital gains. For those who opt for this option, the current market value will be your new tax cost basis and a future capital gain, if and when it occurs, will be calculated from this point, rather than the original tax cost basis.

Uruguay

On December 31, 2021, the Uruguayan government issued an executive decree that increased the excise tax on energy drinks from 19.0% to 22.0%. This increase went into effect as of January 2022.

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

In 2023, 56.9% of Proximity Americas Division’s total energy requirements in Mexico were obtained from renewable energy sources.
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
Effective as of July 2020, the Mexican Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”) approved an increase to transmission fees payable by entities that generate energy from renewable sources or efficient cogeneration sources. While this increase applies directly to the energy producers of such projects, end-users, such as ourselves, may face increases in our costs for energy consumption from such energy producers. A number of legal recourses against this increase were filed by the energy producers (including our energy providers). The matter was resolved in a definitive manner in favor of the energy producers, and, as a result, the increase to the transmission fees was not and will not be applied.

In October 2020, the CRE approved resolution RES/1094/2020, which modifies the existing rules for the amendment or assignment of power generation and permits. This resolution limits the incorporation of new consumption centers to self-supply schemes, which was previously done in order to receive electric power from clean renewable sources at competitive prices. We have filed a legal recourse against this resolution, which is pending resolution. If our legal recourse is unsuccessful, this resolution could have an adverse impact on our business and results of operations in Mexico. Although this legal process remains ongoing in the collegiate courts, some companies have succeeded in getting the CRE to modify the permits by adding companies and load points, through injunctions or nullity suits.

We are aware that the CRE launched investigations against certain private power generators that could result in the cancellation of such generators’ power supply permits. In the event any of those proceedings affect us due to the revocation of power supply permits from our energy suppliers, we would consider pursuing any available legal recourses. To date, through the appropriate legal remedies, we have managed to contain an attempt by the CRE in one of the facilities of one of our energy suppliers.

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

Health Regulations

México

General Health Law

On March 30, 2022, Articles 225 and 226 Bis 1 of the General Health Law were modified and now provides that the prescribers of medication are obliged to prescribe medication by generic names, avoiding the prescription of brand-name medication when a generic option is available in the market. While these modifications could potentially boost the sales of generic controlled (scheduled) medication, which is typically sold at lower retail prices, as of December 31, 2023, the Mexican government has yet to issue the necessary regulations required for the implementation of these amendments.

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
Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding our results and financial position during the periods discussed in this section:
•On February 15, 2023, FEMSA announced its FEMSA Forward strategy, which will allow it to continue creating value through a structure that focuses on its core businesses: retail, including the Health Division, beverages, and digital. We believe these businesses have proven capabilities, financial strength and dynamic avenues for growth.
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
•Proximity Americas Division benefited from the continuous recovery of consumer mobility throughout 2023, coupled with an increase in the average consumer ticket, restating the strong performance of the gathering-related consumer categories such as beer, beverages and snacks, among others. This resulted in a strong top line growth for OXXO operations in Mexico on top of the robust growth of same-store sales. Furthermore, Proximity Americas Division increased its pace of expansion across its operations in South America adding new stores in Colombia, Chile and Peru. As of December 31, 2023 in Brazil, Proximity Americas Division's joint venture with Raízen, Grupo Nós, accelerated its pace of expansion reaching over 1,716 stores in Brazil, including 440 company-owned and -operated OXXO stores.
•Proximity Europe Division benefited from the continuous recovery of consumer mobility throughout 2023, as well as positive pricing initiatives, reflecting a robust top line growth and positive operating leverage. Growth in our food products, foodservice and B2B business have resulted in better performance for stores, given their structurally higher margin. As of December 31, 2023, the Proximity Europe Division had reached 2,808 points of sale.
•The Fuel Division benefited from a sustained increase in consumer mobility coupled with volume growth across Mexico, which resulted in a strong growth of same-station sales during 2023. This increase, coupled with growth in our institutional and wholesale customer network, had a positive impact on the top line for the year. The Fuel Division will continue to seek growth opportunities in Mexico while keeping a disciplined approach to expense management, capital deployment and efficiency.

•The Health Division delivered stable consolidated results as it faced a challenging macroeconomic environment in its markets and a competitive environment in Mexico. In Colombia and Ecuador, the Health Division continued its pace of growth while maintaining relevant competitive positions in both markets. This performance was offset by foreign currency exchange effects against the Mexican peso, a negative price-mix effect, and a charge for uncollectible accounts in Colombia during 2023. The Health Division will continue to seek opportunities to leverage its integrated scale to drive profitability while further accelerating its pace of expansion in Mexico, Colombia and Ecuador, while maintaining its relevant market position in Chile.
•Digital@FEMSA continued advancing its different business initiatives. Spin by OXXO continued to accelerate its user growth across Mexico and operated as a financial payments entity in Mexico, which allowed Spin by OXXO to continue evolving its financial services value proposition and reach new potential users. It also signed an agreement to acquire all of the outstanding shares of Net Pay, a merchant aggregator that offers several payment services and solutions to micro, small and medium-sized businesses in Mexico, that we believe will become a building block for Digital@FEMSA B2B fintech business vertical. Digital@FEMSA also continued evolving its customer loyalty program initiative by leveraging the strong market acceptance and growth pace of OXXO Premia, while developing a multi-partner coalition loyalty program with external partnership agreements. This program will allow customers of OXXO, and potentially other Digital@FEMSA partners, to accrue and redeem rewards across the network of affiliated businesses. We expect Digital@FEMSA to constitute a larger portion of our operations in future periods.
•In 2023, as part of our FEMSA Forward strategy, we sold 13.9% of outstanding ordinary shares of Heineken, retaining less than 1% of outstanding ordinary shares of Heineken. See "Item 4—Strategic Development of our Business.”

•In October 2023, as part of our FEMSA Forward strategy, we merged Envoy Solutions with BradyIFS and retained an ownership stake of approximately 37% in the combined entity. See "Item 4—Strategic Development of our Business.”

•We expect to divest our interests in Solística and other non-core businesses within a year from the date of this annual report, which will consequently reduce its contribution to our consolidated results of operations.

•Our results and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil, the United States and the other countries where we have operations. For the years ended December 31, 2023, 2022 and 2021, 65.0%, 62.05%, and 64.0% respectively, of our total sales were attributable to Mexico. Other than Venezuela and the United States, the participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.
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
Beginning in the fourth quarter of 2022 and through 2023, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 16.66 per US$ 1.00, to a high of Ps. 20.13 per US$ 1.00. At December 31, 2023, the exchange rate (noon buying rate) was Ps. 16.8998 per US$ 1.00. On April 19, 2024 this exchange rate was Ps. 17.2062 per US$ 1.00. A depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries where we operate relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results. However, this effect could be offset by a corresponding appreciation of our U.S. dollar-denominated cash position.

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
Critical Accounting Judgments and Estimates

For a description of the critical accounting judgments and estimates made, see Note 2.3 to our consolidated financial statements.
Future Impact of Recently Issued Accounting Standards not yet in Effect

For a description of the new IFRS and amendments to IFRS adopted during 2023, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards, see Note 29 to our audited consolidated financial statements.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2023, 2022 and 2021.

		Year Ended December 31,
	2023⁽¹⁾	2023		2022 (Revised)		2021 (Revised)
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$41,399	Ps.	699,640	Ps.	595,543	Ps.	504,122
Other operating revenues	181		3,052		1,465		1,338
Total revenues	41,580		702,692		597,008		505,460
Cost of goods sold	25,041		423,185		355,490		299,276
Gross profit	16,539		279,507		241,518		206,184
Administrative expenses	1,912		32,307		28,077		22,935
Selling expenses	11,168		188,732		149,145		129,057
Other income	775		13,102		1,051		5,566
Other expenses	370		6,252		2,896		3,725
Interest expense	883		14,916		15,853		16,630
Interest income	1,042		17,609		3,769		1,488
Foreign exchange (loss) gain, net	(583)		(9,849)		(3,696)		1,321
Gain on monetary position for subsidiaries in hyperinflationary economies	6		94		531		740
Market value (loss) gain on financial instruments	(26)		(440)		(706)		38
Income before income taxes and share in the profit of equity method accounted investees	3,420		57,816		46,496		42,990
Income taxes	768		12,971		13,275		13,566
Share in the (loss) profit of equity method accounted investees, net of income taxes	(24)		(406)		99		(10)
Net income from continuing operations	2,628		44,439		33,320		29,414
Net income from discontinued operations	1,908		32,238		1,423		8,264
Consolidated Net Income	$4,536	Ps.	76,677	Ps.	34,743	Ps.	37,678
Attributable to:
Equity holders of the parent	3,886		65,689		23,909		28,495
Non-controlling interest	650		10,988		10,834		9,183
Consolidated Net Income	$4,536	Ps.	76,677	Ps.	34,743	Ps.	37,678

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps. 16.8998 to US$ 1.00, provided solely for the convenience of the reader.

The following table sets forth certain operating results, including intercompany transactions, by reportable segment under IFRS for each of our segments for the years ended December 31, 2023, 2022 and 2021.

	Year Ended December 31,
	2023		2022		2021		2023 vs 2022	2022 vs 2021
	(in millions of Mexican pesos,						Percentage Growth
	except margins)						(Decrease)
Net sales
Coca-Cola FEMSA	Ps.	244,264	Ps.	226,222	Ps.	193,899	8.0%	16.7%
Proximity Americas Division		278,443		233,886		198,066	19.1%	18.1%
Proximity Europe Division		43,552		9,809		—	344.0%	—%
Health Division		75,357		74,800		73,027	0.7%	2.4%
Fuel Division		58,437		51,759		39,871	12.9%	29.8%

Total revenues
Coca-Cola FEMSA	245,088	226,740	194,804	8.1%		16.4%
Proximity Americas Division	278,520	233,958	198,586	19.0%		17.8%
Proximity Europe Division	43,552	9,809	—	344.0%		—%
Health Division	75,358	74,800	73,027	0.7%		2.4%
Fuel Division	58,499	51,813	39,922	12.9%		29.8%
Cost of goods sold
Coca-Cola FEMSA	134,228	126,441	106,206	6.2%		19.1%
Proximity Americas Division	161,458	136,372	114,390	18.4%		19.2%
Proximity Europe Division	24,930	5,210	—	378.5%		—%
Health Division	52,859	52,817	51,291	0.1%		3.0%
Fuel Division	51,155	45,253	34,653	13.0%		30.6%
Gross profit
Coca-Cola FEMSA	110,860	100,300	88,598	10.5%		13.2%
Proximity Americas Division	117,062	97,586	84,196	20.0%		15.9%
Proximity Europe Division	18,622	4,599	—	304.9%		—%
Health Division	22,499	21,983	21,736	2.3%		1.1%
Fuel Division	7,344	6,560	5,269	12.0%		24.5%
Gross margin (1) (2)
Coca-Cola FEMSA	45.2%	44.2%	45.5%	1.0	p.p	(1.3)	p.p
Proximity Americas Division	42.0%	41.7%	42.4%	0.3	p.p	(0.7)	p.p
Proximity Europe Division	42.8%	46.9%	—	(4.1)	p.p	—	p.p
Health Division	29.9%	29.4%	29.8	0.5	p.p	(0.4)	p.p
Fuel Division	12.6%	12.7%	13.2	(0.1)	p.p	(0.5)	p.p
Administrative expenses
Coca-Cola FEMSA	12,820	11,263	9,012	13.8%		25.0%
Proximity Americas Division	6,514	6,066	6,145	7.4%		(1.3)%
Proximity Europe Division	3,231	1,294	—	149.7%		—%
Health Division	2,788	2,918	3,255	(4.5)%		(10.4)%
Fuel Division	299	227	290	31.7%		(21.7)%
Selling expenses
Coca-Cola FEMSA	63,278	57,718	51,708	9.6%		11.6%
Proximity Americas Division	84,543	67,842	59,542	24.6%		13.9%
Proximity Europe Division	14,371	3,112	—	361.8%		—%
Health Division	16,404	15,139	14,620	8.4%		3.5%
Fuel Division	4,548	4,084	3,571	11.4%		14.4%
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes
Coca-Cola FEMSA	215	386	88	(44.3)%		338.6%
Proximity Americas Division	(611)	(276)	(120)	121.4%		130.0%

(1)Gross margin is calculated as gross profit divided by total revenues.
(2)As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).

Results from our Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
FEMSA Consolidated
FEMSA’s consolidated total revenues increased 17.7 % to Ps. 702,692 million in 2023 compared to Ps. 597,008 million in 2022 reflecting growth across all of our business units. Coca-Cola FEMSA’s total revenues increased 8.1% to Ps. 245,088 million. Proximity Americas Division's revenues increased 19.0% to Ps. 278,520 million, driven by an average increase of 14.2% in same-store sales and the addition of 1,408 net new stores during the year. Proximity Europe Division's revenues amounted to Ps. 43,552 million for the consolidated period of 2023. The Health Division’s revenues increased 0.7% to Ps. 75,358 million reflecting the addition of 379 net locations across the Health Division's territories, and an increase of 6.1% in same-store sales, partially offset by currency translation effects. The Fuel Division’s revenues increased 12.9% to Ps. 58,499 million in 2023, driven by a 7.8% increase in same-station sales.

Consolidated gross profit increased 15.7% to Ps. 279,507 million in 2023 compared to Ps. 241,518 million in 2022. Gross margin decreased 70 basis points to 39.8% of total revenues compared to 2022, reflecting gross margin contraction at the Fuel Division, as well as the consolidation of Proximity Europe.

Consolidated administrative expenses increased 15.1% to Ps. 32,307 million in 2023 compared to Ps. 28,077 million in 2022. As a percentage of total revenues, consolidated administrative expenses decreased 10 basis points, from 4.7% in 2022, to 4.6% in 2023.

Consolidated selling expenses increased 26.5% to Ps. 188,732 million in 2023 as compared to Ps. 149,145 million in 2022. As a percentage of total revenues, selling expenses increased 190 basis points, from 25.0% in 2022 to 26.9% in 2023.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly reflects the gains on the sale of long-lived assets, recoveries of prior years and dividends from investments in shares. During 2023, other income increased to Ps. 13,102 million from Ps. 1,051 million in 2022, mainly driven by the divestment of FEMSA´s minority stake in Jetro Restaurant Depot and dividends received from our remaining Heineken shares. See Note 20 of our Consolidated Financial Statements.

During 2023, other expenses increased to Ps. 6,252 million from Ps. 2,896 million in 2022. This increase reflects higher impairments of long-lived assets. Additionally, other expenses include donations, disposals of long-lived assets, recovery from prior years, severance payments and contingencies associated with prior acquisitions. See Note 20 of our Consolidated Financial Statements.

Foreign exchange loss was Ps. 9,849 million in 2023 as compared to a loss of Ps. 3,696 million recorded during the same period of 2022, related to the effect of FEMSA's US Dollar-denominated cash position impacted by the appreciation of the Mexican peso during 2023. In addition, we recognized a lower gain in monetary position recording Ps. 94 million in 2023, compared to a Ps. 531 million during the previous year. The market value of financial instruments registered a loss of Ps. 440 million during 2023, as compared to a loss of Ps. 706 million in 2022. Net interest income in 2023 was Ps. 2,693 million, compared to a net interest expense of Ps. 12,084 million in 2022, mainly driven by an increase in interest income from our cash position as a result of higher interest rates and lower interest expense and gains due to the pre-payment of debt during 2023.

Our provision for income taxes in 2023 was Ps. 27,290 million which includes the provision for income taxes from continued operations of Ps. 12,971 million, and Ps. 14,319 million from discontinued operations. The effective tax rate from continued operations in 2023 was 22.7%, compared to 33.0% in 2022 mainly explained by higher deductible taxes driven by a tax deductible component resulting from an exchange loss related to our cash position in dollars. The effective tax rate from discontinued operations was 3.6% in 2023. See Note 25.8 of our Consolidated Financial Statements.

Share in the loss of equity accounted investees, net of taxes, resulted in a loss of Ps. 406 million in 2023 compared to Ps. 99 million in 2022, reflecting a non-recurring loss in Grupo Nós, our JV in Brazil .

Consolidated net income was Ps. 76,677 million in 2023 compared to Ps. 34,743 million in 2022, reflecting (i) higher net income from discontinued operations of Ps. 32,238 million, mainly reflecting the divestiture of FEMSA’s investment in Heineken, as part of the FEMSA Forward strategy announced on February 15, 2023. Also, the accounting re-measurement from equity method to fair value of FEMSA’s investment in Heineken, Solistica and other non-core businesses, (ii) higher other income net, of Ps.6,850 million mainly resulting from the recognition of Heineken dividends in the change on accounting method, and the divestment of FEMSA’s minority stake in Jetro Restaurant Depot; these were partially offset by other expenses related to impairments of long-lived assets. Consolidated net income was partially offset by a Ps. 9,849 non-cash foreign exchange loss, related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso.

Coca-Cola FEMSA
The comparability of Coca Cola FEMSA's financial and operating performance in 2023 as compared to 2022 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; (2) Coca-Cola FEMSA's results in Argentina, whose economy meets the criteria to be considered a hyperinflationary economy and (3) the ongoing integration of mergers and acquisitions completed in recent years, specifically the acquisitions of CVI in Brazil in January 2022. To translate the full-year results of Argentina for the years ended December 31, 2023 and 2022, Coca-Cola FEMSA's used the exchange rate at December 31, 2023 of 808.45 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2022 of 177.16 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2023, as compared to the exchange rate at December 31, 2022, was 356.3%. In addition, the average appreciation of currencies used in Coca-Cola FEMSA's main operations relative to the U.S. dollar in 2023, as compared to 2022, was 3.3% for the Brazilian real and 11.7% for the Mexican peso, and a depreciation of 1.6% for the Colombian peso relative to the U.S. dollar.

Coca-Cola FEMSA’s consolidated total revenues increased by 8.1% to Ps.245,088 million in 2023 as compared to 2022, mainly as a result of volume growth, revenue management initiatives and favorable mix effects. These effects were partially offset by unfavorable currency translation effects from most of Coca Cola FEMSA's operating currencies into Mexican pesos..

Total sales volume increased by 7.8% to 4,047.8 million unit cases in 2023 as compared to 2022, driven mainly by growth in all of Coca Cola FEMSA's territories, including a strong performance in Mexico, Brazil, Colombia and Guatemala in 2023.

•In 2023, sales volume of Coca Cola FEMSA's sparkling beverage portfolio increased by 5.2%, sales volume of Coca Cola FEMSA's colas portfolio increased by 6.1%, and sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio increased by 2.0%, in each case as compared to 2022.

•Sales volume of Coca Cola FEMSA's still beverage portfolio increased by 6.5% in 2023 as compared to 2022.

•Sales volume of Coca Cola FEMSA's bottled water category, excluding bulk water, increased by 17.6% in 2023 as compared to 2022.

•Sales volume of Coca-Cola FEMSA’s bulk water category increased by 24.6% in 2023 as compared to 2022.

Consolidated average price per unit case decreased by 0.4% to Ps.58.54 in 2023, as compared to Ps.58.75 in 2022, mainly as a result of the negative translation effect resulting from the depreciation of most of Coca-Cola FEMSA's operating currencies relative to the Mexican peso. This was partially offset by favorable price-mix effects and revenue management initiatives.

Coca-Cola FEMSA's gross profit increased by 10.5% to Ps.110,860 million in 2023 as compared to 2022, with a gross margin increase of 100 basis points as compared to 2022 to reach 45.2% in 2023. This gross margin increase was mainly driven by Coca-Cola FEMSA’s top-line growth, declining packaging costs, and favorable raw material hedging initiatives. These effects were partially offset by higher sweetener costs across Coca-Cola FEMSA’s territories.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca Cola FEMSA's production facilities, wages and other labor costs associated with labor force employed at Coca-Cola FEMSA’s production facilities and certain overhead costs.

Concentrate prices are determined as a percentage of the retail price of Coca Cola FEMSA's products in local currency, net of applicable taxes. Packaging material purchases, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Coca-Cola FEMSA's administrative and selling expenses increased by 10.3% to Ps.76,098 million in 2023 as compared to 2022. Coca-Cola FEMSA's administrative and selling expenses as a percentage of total revenues increased by 60 basis points to 31.0% in 2023 as compared to 2022, mainly driven by increased marketing, maintenance and labor expenses. These effects were partially offset by an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican Peso. In 2023, Coca-Cola FEMSA’s continued investing across its territories to support marketplace execution, increase its cooler coverage, and increase its production capacity.

Coca-Cola FEMSA recorded other expenses net of Ps.1,272 million in 2023 as compared to Ps.983 million in 2022, this increase was mainly as a result of an increase in provisions for contingencies and a lower gain on sales of long-lived asset compared to 2022. For more information, see Notes 19 and 25.6 to Coca-Cola FEMSA's consolidated financial statements.

Coca-Cola FEMSA's interest expense in 2023 was Ps.7,102 million as compared to Ps.6,500 million in 2022. This 9.3% increase was mainly driven by increases in interest rates that were partially offset by repayments of debt in Mexican Pesos and U.S. dollars.

Coca-Cola FEMSA's interest income in 2023 was Ps. 3,188 million as compared to Ps.2,411 million in 2022. This was mainly driven by an increase in interest rates.

Coca-Cola FEMSA recorded a foreign exchange loss of Ps.1,046 million as compared to a loss of Ps.324 million recorded during the same period in 2022, as Coca-Cola FEMSA's cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican peso. In addition, Coca-Cola FEMSA recognized a lower gain in monetary position in inflationary subsidiaries, recording Ps.93 million during 2023, as compared to a gain of Ps.536 million during the previous year. This decrease was driven mainly by the significant depreciation of the Argentine Peso during 2023.

Coca-Cola FEMSA recorded a gain in the market value of financial instruments of Ps.169 million during 2023, as compared to a loss of Ps.672 million during 2022. This effect was driven mainly by declining interest rates in Brazil as applied to our floating rate financial instruments.

In 2023, Coca-Cola FEMSA's effective income tax rate increased to 30.50%, as compared to Coca-Cola FEMSA's effective income tax rate of 25.4% in 2022 mainly as a result of lower favorable effects in 2023 in the deferred tax, compared to the favorable effects that were recognized in the previous year. For more information, see Note 24.1 to Coca-Cola FEMSA's consolidated financial statements.

In 2023, Coca-Cola FEMSA recorded a gain of Ps.215 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of Jugos del Valle, Coca-Cola FEMSA's associate in Mexico and Fountain Agua Mineral LTDA, as compared to a gain of Ps.386 million registered during the previous year.

Coca-Cola FEMSA reported a net controlling interest income of Ps.19,536 million in 2023, as compared to Ps.19,034 million in 2022. This 2.6% increase was mainly driven by operating income growth, partially offset by an increase in Coca-Cola FEMSA's effective tax rate during the year.

Proximity Americas Division

Proximity Americas Division's total revenues increased 19.0% to Ps. 278,520 million in 2023 compared to Ps. 233,958 million in 2022, reflecting an average increase in same-store sales of 14.2%, resulting from strong performance of the gathering consumer goods category, including beer, snacks and spirits, as well as the sustained recovery of mobility-driven occasions, and the addition of 1,408 net new stores. As of December 31, 2023, there were a total of 22,866 OXXO stores. As referenced above, OXXO same-store sales increased an average of 14.2% compared to 2022, driven by a 8.0% increase in average ticket, and by a 5.8% increase in same-store traffic.

Cost of goods sold increased 18.4% to Ps. 161,458 million in 2023, compared to Ps. 136,372 million in 2022. Gross margin increased 30 basis points to reach 42.0% of total revenues. This increase reflects higher income from financial services, and a healthy commercial income dynamic. As a result, gross profit increased 20.0% to Ps. 117,062 million in 2023 compared with 2022.

Administrative expenses increased 7.4% to Ps. 6,514 million in 2023, compared to Ps. 6,066 million in 2022. As a percentage of sales, administrative expenses decreased to 2.3% in 2023, from 2.6% in 2022. . This decrease reflects administrative enduring expense efficiencies and tight expense control. Selling expenses increased 24.5% to Ps. 84,493 million in 2023 compared with Ps. 67,842 million in 2022. As a percentage of sales, selling expenses increased to 30.4% in 2023 from 28.9% in 2022. This was driven by an increase in labor expenses resulting from labor reforms implemented in Mexico during 2023, partially offset by efficiencies within the store operations.

Proximity Europe Division

Proximity Europe Division's total revenues for 2023 amounted to Ps. 43,552 million. As of December 31, 2023, the Proximity Europe Division network was comprised of 2,808 points of sale.

Cost of goods sold amounted to Ps. 24,930 million in 2023. Gross margin was 42.8% of total revenues. As a result, gross profit amounted to Ps. 18,622 million in the consolidated period of 2023.

Administrative expenses amounted to Ps. 3,231 million in 2023. As a percentage of sales, administrative expenses amounted to 7.4% in 2023. Selling expenses amounted to Ps. 14,371 million in 2023. As a percentage of sales, selling expenses amounted to 33.1%.

Health Division
Health Division total revenues increased 0.7% to Ps. 75,358 million compared to Ps. 74,800 million in 2022, reflecting the addition of 379 net new locations during the period. This was driven by a same-store sale increase of 6.1%, reflecting positive trends in our operations in Colombia and Ecuador and stable trends at our Chilean and Mexican operations, partially offset by: i) a foreign currency exchange effect against the Mexican peso; ii) a demanding comparison base in Mexico and Chile; and iii) a challenging competitive environment in Mexico. As of December 31, 2023, there were a total of 4,474 drugstores in Mexico, Chile, Colombia and Ecuador.

Cost of goods sold increased 0.1% to Ps. 52,859 million in 2023, compared with Ps. 52,817 million in 2022. Gross margin increased 50 basis points to reach 29.9% of total revenues. This was mainly driven by: (i) increased promotional activities in our operations in South America; and (ii) improved efficiency and more effective collaboration and execution with key supplier partners in Mexico, partially offset by a negative price-mix effect resulting from an increase in the contribution of our institutional sales channel in Colombia. Gross profit increased 2.3% to Ps. 22,499 million in 2023 compared with 2022.

Administrative expenses decreased 4.5% to Ps. 2,788 million in 2023, compared with Ps. 2,918 million in 2022. As a percentage of sales, administrative expenses decreased to 3.7% in 2023 from 3.9% in 2022. This decrease was driven by cost efficiencies and tight expense control throughout our territories. Selling expenses increased 8.3% to Ps. 16,402 million in 2023 compared with Ps. 15,139 million in 2022. As a percentage of sales, selling expenses reached 21.8% in 2023 from 20.2% in 2022. This increase was mainly driven by the organic growth in Mexico and South America.

Fuel Division
Fuel Division total revenues increased 12.9% to Ps. 58,499 million in 2023 compared to Ps. 51,813 in 2022, reflecting a 7.8% average increase in same-station sales driven by increases in our institutional and wholesale customers and growth in volume and price throughout the year. As of December 31, 2023, there were a total of 571 OXXO Gas service stations. As referenced above, same-station sales increased an average of 7.8% compared to 2022, reflecting a 3.5%, increase in the average price per liter, coupled with a 4.1% increase in average volume, which reflects a gradual recovery of overall consumer mobility.

Cost of goods sold increased 13.0% to Ps. 51,155 million in 2023, compared to Ps. 45,253 million in 2022. Gross margin decreased 10 basis points to reach 12.6% of total revenues. This decrease reflects a negative mix impact driven by volume growth in our institutional and wholesale customer network, partially offset by more favorable supply terms. Gross profit increased 12.0% to Ps. 7,344 million in 2023 compared with 2022.

Administrative expenses increased 31.7% to Ps. 299 million in 2023, compared to Ps. 227 million in 2022. As a percentage of sales, administrative expenses slightly increased to 0.5% in 2023 compared to 0.4% in 2022. The slight increase in administrative expenses reflects Oxxo Gas organic expansion, offset by tight expense control and increased expense efficiencies. Selling expenses increased 11.4% to Ps. 4,548 million in 2023 compared with Ps. 4,084 million in 2022. As a percentage of sales, selling expenses decreased 20 basis points to 7.8% in 2023. This reflects a positive operating leverage.

Results from our Operations for the Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

FEMSA Consolidated

The comparability of our financial and operating performance in 2022 as compared to 2021 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; (2) the ongoing divestment of non-core business which were reclassified into discontinued operations.

FEMSA’s consolidated total revenues increased 18.1% to Ps. 597,008 in 2022 compared to Ps. 505,460 million in 2021 reflecting growth across all of our business units. Coca-Cola FEMSA’s total revenues increased 16.4% to Ps. 226,740 million. Proximity Americas Division's revenues increased 17.8% to Ps. 233,958 million, driven by an average increase of 14.3% in same-store sales and the addition of 1,027 net new stores during the year. Proximity Europe Division's revenues amounted to Ps. 9,809 million for the consolidated period of 2022, which consisted of 23 days of October and the entirety of November and December. The Health Division’s revenues increased 2.4% to Ps. 74.800 million reflecting the addition of 434 net locations across the Health Division's territories, offset by a decrease of 1.0% in same-store sales. The Fuel Division’s revenues increased 29.8% to Ps. 51,813 million in 2022, driven by a 22.4% increase in same-station sales.

Consolidated gross profit increased 17.1% to Ps. 241,518 million in 2022 compared to Ps. 206,184 million in 2021. Gross margin decreased 30 basis points to 40.5% of total revenues compared to 2021, reflecting gross margin contractions in most of FEMSA's business units.

Consolidated administrative expenses increased 22.4% to Ps. 28,077 million in 2022 compared to Ps. 22,935 million in 2021. As a percentage of total revenues, consolidated administrative expenses increased 20 basis points, from 4.5% in 2021, to 4.7% in 2022.

Consolidated selling expenses increased 15.6% to Ps. 149,145 million in 2022 as compared to Ps. 129,057 million in 2021. As a percentage of total revenues, selling expenses decreased 50 basis points, from 25.5% in 2021 to 25.0% in 2022.

Some of our subsidiaries pay management fees to us in consideration of the corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

Other income mainly reflects the gains on the sale of long-lived assets, recoveries of prior years and dividends from investments in shares. During 2022, other income decreased to Ps. 1,051 million from Ps. 5,566 million in 2021, driven by a demanding comparison base, which included dividends from Jetro Restaurant Depot received during 2021.

During 2022, other expenses decreased to Ps. 2,896 million from Ps. 3,725 million in 2021. This decrease reflects an undemanding comparison base which included impairments of long-lived assets reflecting the effect that the COVID-19 pandemic had on our Health Division operations in Ecuador in 2021. Additionally, other expenses include donations, disposal of long-lived assets and contingencies associated with prior acquisitions.

Foreign exchange loss was Ps. 3,696 million in 2022 as compared to a gain of Ps. 1,321 million recorded during the same period of 2021, related to the effect of FEMSA's US Dollar-denominated cash position impacted by the appreciation of the Mexican peso during 2022. In addition, we recognized a lower gain in monetary position recording Ps. 531 million in 2023, compared to a Ps. 740 million during the previous year. The market value of financial instruments registered a loss of Ps. 706 million during 2022, as compared to a gain of Ps. 38 million in 2021. Net interest expense in 2022 was Ps. 12,084 million, compared to Ps. 15,142 million in 2021, mainly driven by an increase in interest income from our cash position as a result of higher interest rates and lower interest expenses.

Our provision for income taxes in 2022 was Ps. 13,275 million, as compared to Ps. 13,566 million in 2021, resulting in an effective tax rate of 28.6% in 2022, as compared to 31.6% in 2021.

Share of the profit of equity accounted investees, net of taxes, which mainly reflects our participation in Heineken’s results, resulted in an income of Ps. 7,359 million in 2022 compared to Ps. 10,775 million in 2021, reflecting a non-recurring gain reflecting a fair value adjustment from one of Heineken's investments.

Consolidated net income was Ps. 34,743 million in 2022 compared to Ps. 37,678 million in 2021, reflecting (i) higher income from operations across our business units and (ii) a decrease in net interest expense. These were offset by, (i) a Ps. 3,696 non-cash, negative swing in foreign exchange losses, related to FEMSA’s U.S. dollar denominated cash position as impacted by the appreciation of the Mexican peso, (ii) a Ps. 3,831 negative swing in other non-operating expenses which reflect a demanding comparison base that included dividends received from our investment in Jetro Restaurant Depot, and; iii) by a decrease in our participation in associates’ results, which mainly reflects the results of our investment in Heineken.

Coca-Cola FEMSA

The comparability of Coca Cola FEMSA´s financial and operating performance in 2022 as compared to 2021 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; (2) Coca Cola FEMSA´s results in Argentina, whose economy meets the criteria to be considered a hyperinflationary economy and (3) the ongoing integration of mergers and acquisitions completed in recent years, specifically the acquisitions of CVI in Brazil in January 2022. To translate the full-year results of Argentina for the years ended December 31, 2022 and 2021, Coca Cola FEMSA used the exchange rate at December 31, 2022 of 177.16 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2021 of 102.72 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2022, as compared to the exchange rate at December 31, 2021, was 72.5%. In addition, the average appreciation of currencies used in Coca Cola FEMSA´s main operations relative to the U.S. dollar in 2022, as compared to 2021, was 4.3% for the Brazilian real and 0.8% for the Mexican peso, and a depreciation of 13.7% for the Colombian peso relative to the U.S. dollar.

Coca Cola FEMSA´s consolidated total revenues. increased by 16.4% to Ps. 226,740 million in 2022 as compared to 2021, mainly as a result of volume growth, revenue management initiatives, and favorable price-mix effects. These effects were partially offset by a decline in beer revenues related to the transition of the beer portfolio in Brazil and unfavorable currency translation effects from most of Coca Cola FEMSA´s operating currencies into Mexican pesos. In addition, for 2021, this line included other operating revenues due to a favorable determination from the Brazilian tax authorities, which allowed recognition of a deferred tax credit in Brazil for Ps. 254 million

Total sales volume increased by 8.6% to 3,755.2 million unit cases in 2022 as compared to 2021, driven mainly by a resilient consumer environment and market share gains in key territories, including double digit volume increases in Brazil, Colombia, Argentina and Guatemala, coupled with solid performances in Mexico and Uruguay.

•In 2022, sales volume of Coca Cola FEMSA´s sparkling beverage portfolio increased by 6.4%, sales volume of Coca Cola FEMSA´s colas portfolio increased by 6.1%, and sales volume of Coca Cola FEMSA´s flavored sparkling beverage portfolio increased by 7.5%, in each case as compared to 2021.

•Sales volume of Coca Cola FEMSA´s still beverage portfolio increased by 21.7% in 2022 as compared to 2021.

•Sales volume of Coca Cola FEMSA´s bottled water category, excluding bulk water, increased by 29.0% in 2022 as compared to 2021.

•Sales volume of Coca Cola FEMSA´s bulk water category increased by 5.8% in 2022 as compared to 2021.

Consolidated average price per unit case increased by 10.9% to Ps.58.75 in 2022, as compared to Ps.52.99 in 2021, mainly as a result of favorable price-mix effects and revenue management initiatives. This was partially offset by the negative translation effect resulting from the depreciation of most of Coca Cola FEMSA´s operating currencies relative to the Mexican peso.

Coca Cola FEMSA´s gross profit increased by 13.2% to Ps.100,300 million in 2022 as compared to 2021, with a gross margin decrease of 130 basis points as compared to 2021 to reach 44.2% in 2022. This gross margin decrease was mainly driven by a tough comparison base due to the recognition of an extraordinary profit of Ps.1,083 million during the second quarter of 2021, related to credits on concentrate purchased from the Manaus Free Trade Zone in

Brazil, higher concentrate costs in Mexico, and higher raw material costs, mainly PET resin and sweeteners. These effects were partially offset by top-line growth and favorable raw material hedging initiatives.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca Cola FEMSA´s production facilities, wages and other labor costs associated with labor force employed at Coca Cola FEMSA´s production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of our products in local currency, net of applicable taxes. Packaging material purchases, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Coca Cola FEMSA´s administrative and selling expenses increased by 13.6% to Ps.68,981 million in 2022 as compared to 2021. Coca Cola FEMSA´s administrative and selling expenses as a percentage of total revenues decreased by 80 basis points to 30.4% in 2022 as compared to 2021, mainly driven by efficiencies in marketing and labor expenses, partially offset by higher fuel and maintenance expenses. In 2022, Coca Cola FEMSA continued investing across their territories to support marketplace execution, increase cooler coverage, and bolster returnable presentation base.

Coca Cola FEMSA recorded other expenses net of Ps.983 million in 2022 as compared to Ps. 807 million in 2021, this increase was mainly as a result of an increase in tax contingencies in Brazil. For more information, see Notes 19 and 25.6 to Coca Cola FEMSA´s consolidated financial statements.

Coca Cola FEMSA´s interest expense in 2022 was to Ps. 6,500 million, as compared to Ps. 6,192 million in 2021, mainly driven by increases in interest rates and partially offset by the tender offer of senior notes completed during the third quarter of 2022.

Coca Cola FEMSA´s interest income in 2022 was Ps. 2,411 million, as compared to Ps. 932 million in 2021. This was mainly driven by increases in interest rates.

Coca Cola FEMSA´s recorded a foreign exchange loss of Ps. 324 million as compared to a gain of Ps. 227 million recorded during the same period in 2021, as Coca Cola FEMSA´s cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican peso.

Coca Cola FEMSA´s recorded a lower gain in monetary position in inflationary subsidiaries of Ps. 536 million during 2022, as compared to a gain of Ps.734 million during the previous year, mainly resulting from a decrease on the net liability position of Coca Cola FEMSA´s subsidiary in Argentina.

Coca Cola FEMSA´s recognized a loss in the market value of financial instruments of Ps.672 million, as compared to a gain of Ps.80 million during 2021. This effect was driven mainly by an increase in interest rates as applied to Coca Cola FEMSA´s floating rate financial instruments.

In 2022, Coca Cola FEMSA´s effective income tax rate decreased to 25.4%, as compared to an effective income tax rate of 28.9% in 2021 mainly as a result of favorable deferred tax credits. For more information, see Note 24.1 to Coca Cola FEMSA´s consolidated financial statements.

In 2022, Coca Cola FEMSA´s recorded a gain of Ps.386 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of Jugos del Valle, Coca Cola FEMSA´s associate in Mexico, as compared to a gain of Ps.88 million registered during the previous year.

Coca Cola FEMSA´s reported a net controlling interest income of Ps. 19,034 million in 2022, as compared to Ps. 15,708 million in 2021. This 21.2% increase was mainly driven by operating income growth, coupled with a decline in Coca Cola FEMSA´s effective tax rate during the year.

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

Proximity Europe Division1

Proximity Europe Division's total revenues for the consolidated period amounted to Ps. 9,809 million in 2022. As of December 31, 2022, the Proximity Europe Division network was comprised of 2,766 points of sale.

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

Administrative expenses decreased 10.4% to Ps. 2,918 million in 2022, compared with Ps. 3,255 million in 2021 As a percentage of sales, administrative expenses decreased to 3.9% in 2022 from 4.5% in 2021. This decrease was driven by cost efficiencies and tight expense control throughout our territories. Selling expenses increased 3.5% to Ps. 15,139 million in 2022 compared with Ps. 14,620 million in 2021 As a percentage of sales, selling expenses reached 20.2% in 2022 from 20.0% in 2021. This increase was mainly driven by the organic growth in Mexico and South America.

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

Cost of goods sold increased 30.6% to Ps. 45,253 million in 2022, compared to Ps. 34,653 million in 2021. Gross margin decreased 50 basis points to reach 12.7% of total revenues. This decrease reflects a negative mix impact
1 Representing 2 months and 23 days of Valora’s financial results, except for points of sale.

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

Liquidity and Capital Resources

Liquidity

Each of our operating subsidiaries generally finances its operational and capital requirements on an independent basis. As of December 31, 2023, 55% of our outstanding consolidated total indebtedness was at the level of our operating subsidiaries. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. We have historically raised indebtedness at FEMSA in connection with significant acquisitions or capital expenditures or other transactions at our operating subsidiaries other than Coca-Cola FEMSA.

Our principal source of liquidity has been cash flows from our operations. We have traditionally been able to rely on cash generated from the sales of Coca-Cola FEMSA and Proximity Americas Division, as well as the Health and Fuel Divisions which are either on a cash or short-term credit basis. For the year ended December 31, 2023, our net cash flow from operating activities before changes in working capital was Ps. 90,935 million. We always try to maintain sufficient cash flow to meet our short-term operating costs and short-term debt obligations by using our resources efficiently. For the year ended December 31, 2023, we had a decrease in working capital cash flow of Ps. 3,043 million. Further, this is related with supplier credit net of increase in accounts receivable due to seasonality and inventory purchases, in order to meet growth in anticipated sales, which is a significant cash requirement in operation. We expect our working capital to be sufficient for our current operating cash requirements. However, our operating subsidiaries generally incur short-term indebtedness if they are temporarily unable to finance operations or meet any capital requirements with cash from operations.

Other major cash requirements include obligations to support our ongoing operation, which consist primarily of salary and commissions expenses for employees and contractual obligations for our lease agreements mainly in Proximity Americas Division and Health Division. Additionally, we must face the repayment obligations with our debtholders through periodic payments, which include both principal and interest. We disclose the maturity dates associated with our short- term and long-term financial liabilities as of December 31, 2023, in Note 19 of our audited consolidated financial statements. We generally make payments associated with our financial obligations with cash generated from our operations.

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

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2023, 2022 and 2021 from our consolidated statement of cash flows:
Principal Sources and Uses of Cash
Years ended December 31, 2023, 2022 and 2021
(in millions of Mexican pesos)

	2023		2022		2021
Net cash generated by operating activities	Ps.	49,679	Ps.	72,576	Ps.	73,090
Net cash generated (used in) investing activities		132,292		(46,432)		(46,175)
Net cash used in financing activities		(92,552)		(35,898)		(36,989)
Dividends paid		(18,798)		(17,506)		(13,399)

Principal Sources and Uses of Cash for the Year ended December 31, 2023 Compared to the Year Ended December 31, 2022
Our net cash generated by operating activities decreased Ps. 22,897 million to Ps. 49,679 million in 2023 compared to Ps. 72,576 million in 2022. This was primarily the result of:
•A negative change in trade receivables of Ps. 6,440 million due to lower collection to clients as compared to 2022.
•A negative change in income taxes paid of Ps. 11,203 million due to higher payments as compared to 2022; and
•Cash decrease of Ps. 5,903 million related with discontinued operations as compared to 2022.

Our net cash generated by investing activities was Ps. 132,292 million for the year ended December 31, 2023, compared to Ps. 46,432 million used in investing activities for the year ended December 31, 2022, an overall increase in cash outflows related to investing activities of Ps. 178,724 million. This was primarily the result of:
•Higher cash outflows of Ps. 48,555 million due to purchases of cash investments in 2023, as well as proceeds from maturities of cash investments in 2022;
•Lower cash outflows of Ps. 19,972 million due to lower business acquisitions in 2023, as compared to 2022;
•Higher cash inflows of Ps. 165,657 million due to business disposals; and
•Cash inflows of Ps. 42,410 million related with discontinued operations as compared to 2022.

Our net cash used in financing activities was Ps. 92,552 million for the year ended December 31, 2023, compared to Ps. 35,898 million used by financing activities for the year ended December 31, 2022, an overall increase in cash outflows related to financing activities of Ps. 56,654 million. This was primarily due to:
•Lower cash inflows of Ps. 4,617 million mainly due to lower proceeds from bank loans and notes payable in 2023 of Ps. 11,238 million as compared to Ps. 15,855 million in 2022;
•Higher cash outflows of Ps. 33,539 million due to higher payments of bank loans and notes payable in 2023 of Ps. 43,421 million, as compared to Ps. 9,882 million in 2022; and
•Cash outflows of Ps. 19,500 million related with discontinued operations as compared to 2022.

Principal Sources and Uses of Cash for the Year ended December 31, 2022 Compared to the Year Ended December 31, 2021
This analysis can be found in Item 5 of our annual report on Form 20-F for fiscal year 2022.
Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2023 was Ps. 136,824 million compared to Ps. 191,741 million in 2022. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 8,451 million and Ps. 128,373 million, respectively, as of December 31, 2023, as compared to Ps. 18,341 million and Ps. 173,400 million, respectively, as of December 31, 2022 . Cash and cash equivalents were Ps. 165,112 million as of December 31, 2023, as compared to Ps. 83,439 million as of December 31, 2022.

In March and November 2023, we completed tender offers to reduce our indebtedness. As a result of these offers, we acquired Euro and U.S.-dollar denominated bonds, issued by the Company totaling approximately US$ 1,207.2 million and approximately 665.7 million Euros. See "Item 4. Information on the Company—Recent Developments."

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2023.

	Maturity
	Less than						In excess
	1 year		1-3 years		3-5 years		of 5 years		Total
	(in millions of Mexican pesos)
Short-Term Debt
Mexican pesos	Ps.	979	Ps.	—	Ps.	—	Ps.	—	Ps.	979
Euro		15		—		—		—		15
Chilean pesos		1,386		—		—		—		1,386
Argentine pesos		73		—		—		—		73
Long-Term Debt
Mexican pesos		594		4,778		20,476		13,925		39,773
Brazilian reais		27		8		—		—		35
U.S. dollars		1,968		115		—		69,635		71,718
Euro		2,316		9,064		5,641		4,731		21,752
Swiss franc		1,066		—		—		—		1,066
Chilean pesos		27		—		—		—		27
Interest payments (1)
Mexican pesos		181		630		1,571		1,360		3,742
Brazilian reais		—		3		—		—		3
U.S. dollars		71		8		—		2,359		2,438
Argentine pesos		95		—		—		—		95
Chilean pesos		133		—		—		—		133
Euro		91		238		31		51		411
Swiss franc		16		—		—		—		16
Interest rate swaps and cross currency swaps (2)
Mexican pesos		1,202		3,128		2,863		3,805		10,998
U.S. dollars		786		1,559		890		2,247		5,482
Colombian pesos		152		61		—		—		213
Argentine pesos		—		3		—		—		3
Brazilian reals		1,410		2,407		1,411		696		5,924
Chilean pesos		—		133		—		—		133
Euro		3		88		250		7		348
Swiss franc		—		16		—		—		16
Commodity price contracts
Sugar (3)		2,593		745		—		—		3,338
Aluminum (3)		647		—		—		—		647
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment		1,078		1,345		1,599		5,200		9,222
Lease liabilities		24,267		—		57,694		58,807		140,768
Other long-term liabilities (4)		—		—		—		18,605		18,605

(1)Interest was calculated using long-term debt outstanding and interest rates in effect on December 31, 2023 without considering interest rate swap agreements. The debt and applicable interest rates in effect are shown in Note 19 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 16.8998 per US$ 1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2023.
(2)Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross-currency swaps applied to long-term debt as of December 31, 2023, and the market value of the unhedged cross-currency swaps.
(3)Reflects the notional amount of the futures and forward contracts used to hedge sugar, aluminum and PX + MEG cost with a fair value asset of Ps. 25 million. See Note 21.5 to our audited consolidated financial statements.
(4)Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflect those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control; therefore, these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2023, Ps. 8,451 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).
As of December 31, 2023, our consolidated average cost of borrowing, after giving effect to the cross-currency and interest rate swaps, was approximately 7.1%, as compared to 4.8% at December 31, 2022 (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2023, after giving effect to cross-currency swaps, approximately 52.5% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 26.3% in U.S. dollars, 10.3% in Brazilian reais, 8.5% in euros, 0.6% in Colombian pesos, 0.7% in Swiss franc, 1.0% in Chilean pesos and the remaining 0.1% in Argentine pesos.

Overview of Debt Instruments
The following table shows the allocations of total debt of our company as of December 31, 2023:

	Total Debt Profile of the Company
	FEMSA and		Coca-Cola		Proximity		Proximity		Health		Total
	Others		FEMSA		Americas		Europe		Division		Debt
	In millions of Mexican pesos
Short-term Debt
Mexican pesos:
Bank loans	Ps.	—	Ps.	—	Ps.	979	Ps.	—	Ps.	—	Ps.	979
Chilean pesos:
Bank Loans		—		—		—		—		1,386		1,386
Argentine pesos:
Bank loans		—		73		—		—		—		73
Euros:
Bank loans		—		15		—		—		—		15
Long-term Debt (1)
Mexican pesos:
Bank loans		—		—		1,909		—		—		1,909
Senior notes		9,260		28,599		—		—		—		37,859
U.S. dollars:
Bank loans		4		140		—		—		1,943		2,087
Senior Notes		33,284		36,352		—		—		—		69,636
Brazilian reais:
Bank Loans		—		35		—		—		—		35
Chilean pesos:
Bank Loans		—		—		—		—		27		27
Euros:
Senior unsecured notes		18,988		—		—		—		—		18,988
Promissory notes		—		—		—		2,764		—		2,764
Swiss franc:
Promissory notes		—		—		—		1,066		—		1,066
Total Debt	Ps.	61,536	Ps.	65,214	Ps.	2,888	Ps.	3,830	Ps.	3,356	Ps.	136,824
Average Cost (2)
Mexican pesos		9.1%		8.8%		28.2%		—		—		9.1%
U.S. dollars		2.9%		4.6%		—		—		3.6%		3.4%
Euros		2.6%		17.6%		—		3.6%		—		2.9%
Brazilian reais		—		9.6%		—		—		—		9.6%
Colombian pesos		—		6.3%		—		—		—		6.3%
Chilean pesos		—		—		—		—		9.4%		9.4%
Swiss franc		—		—		—		1.5%		—		1.5%
Total		5.7%		8.4%		12.8%		3.0%		6.0%		7.1%

(1)Includes the Ps. 5,998 million current portion of long-term debt.
(2)Includes the effect of cross-currency and interest rate swaps. Average cost is determined based on interest rates as of December 31, 2023.

Summary of Significant Debt Instruments

Issue Year	Maturity	Amount Issued	Amount Outstanding	Rate
2022	2027	Ps. 827 million	Ps. 827 million	28-day TIIE + 0.10%
2022	2032	Ps. 8,446 million	Ps. 8,446 million	9.65%
2021	2033	EUR€ 500 million	EUR€ 241 million	1.00%
2021	2028	EUR€ 700 million	EUR€ 293 million	0.500%
2020	2050	US$ 2,500 million	US$ 1,557 million	3.500%
2013	2043	US$ 700 million	US$ 426 million	4.375%
2023	2026	EUR€ 500 million	EUR€ 500 million	2.625%

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
Summary of Liquidity
We believe that the funds of cash and cash equivalents, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.
The following is a summary and description of our liquidity as of December 31, 2023:

Coca-Cola FEMSA
•Coca-Cola FEMSA’s total indebtedness was Ps. 65,214 million as of December 31, 2023, as compared to Ps. 78,669 million as of December 31, 2022. Short-term debt and long-term debt were Ps. 140 million and Ps. 65,074 million, respectively, as of December 31, 2023, as compared to Ps. 8,524 million and Ps. 70,145 million, respectively, as of December 31, 2022. Total indebtedness decreased Ps. 13,455 million in 2023, as compared to year-end 2022. As of December 31, 2023, Coca-Cola FEMSA’s cash and cash equivalents were Ps. 31,060 million, as compared to Ps. 40,277 million as of December 31, 2022. Coca-Cola FEMSA had cash outflows in 2023 mainly resulting from dividend payments and repayment of debt. As of December 31, 2023, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 51.8% U.S. dollars, 14.7% Mexican pesos, 22.9% Brazilian reais, 3.2% Colombian pesos, 1.6% Argentine pesos and 5.8% other legal currencies. Coca-Cola FEMSA believes that these funds, in addition to the cash generated by its operations, are sufficient to meet their own operating requirements.

Proximity Americas Division

•As of December 31, 2023, Proximity Americas Division had a total outstanding debt of Ps 2,887 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 978 million and Ps. 1,909 million, respectively. As of December 31, 2023 and 2022, cash and cash equivalents were Ps. 12,487 and Ps. 8,828 million, respectively.

Proximity Europe Division

•As of December 31, 2023, Proximity Europe Division had a total outstanding debt of Ps. 3,830 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 3,382 million and Ps. 448 million, respectively. As of December 31, 2023, cash and cash equivalents were Ps. 2,330 million.

Health Division

•As of December 31, 2023, Health Division had a total outstanding debt of Ps. 3,356 million. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 1,387 million and Ps. 1,969 million, respectively. As of December 31, 2023 and 2022, cash and cash equivalents were Ps. 3,694 and Ps. 3,085 million, respectively.

Other Businesses

•As of December 31, 2023, FEMSA and other businesses had a total outstanding debt of Ps. 61,536 million, , which is composed of Ps. 4 million of bank debt in other legal currencies, Ps. 7,121 million of senior notes due 2043, Ps. 26,162 million of senior notes due 2050, Ps. 9,924 million of Senior Unsecured Notes due 2028 and 2033, Ps. 9,260 million of senior notes due 2027 and 2032 and Ps. 9,064 million of Senior Unsecured Notes due 2026. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and other businesses’ average cost of debt, after giving effect to interest rate swaps and cross-currency swaps, as of December 31, 2023, was 9.1% in Mexican pesos. As of December 31, 2023 and 2022, cash and cash equivalents were Ps. 113,045 and Ps. 25,595 million, respectively.

Contingencies

We have various loss contingencies, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.
The following table presents the nature and amount of loss contingencies recorded as of December 31, 2023:

	Loss Contingencies
	As of December 31,
	2023
	(in millions of Mexican pesos)
Taxes, primarily indirect taxes	Ps.	1,649
Legal		1,104
Labor		1,570
Total	Ps.	4,323

In Brazil, Coca-Cola FEMSA has been required by the relevant tax authorities to collateralize tax contingencies currently in litigation amounting to Ps.13,692, Ps.13,728 million and Ps.10,721 million as of December 31, 2023, 2022 and 2021, respectively, by pledging fixed assets or providing bank guarantees.
We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our internal legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in Note 26.7 of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2023, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps.140,462 million.
Capital Expenditures and Divestitures
For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures, net of disposals were Ps. 38,611 million in 2023, compared to Ps. 34,410 million in 2022, an increase of 12.2%. The amount invested in 2023 was driven by additional investments mainly related to the opening of new stores, drugstores and retail service stations. The principal components of our capital expenditures have been investments in increasing production capacity, placing coolers with retailers, returnable bottles and cases and distribution network expansion at Coca-Cola FEMSA and expansion of Proximity Americas Division, Proximity Europe Division, the Health Division and the Fuel Division, as mentioned above. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”

Expected Capital Expenditures for 2024
Our capital expenditure budget for 2024 is expected to be Ps. 51,354 million (US$ 2,982 million). The following discussion is based on each of our sub-holding companies’ internal budgets. The capital expenditure plan for 2024 is subject to change based on market and other conditions, and our subsidiaries’ results and financial resources.
Coca-Cola FEMSA has budgeted approximately Ps. 24,359 million (US$ 1,415 million) for its capital expenditures in 2024, which amount will primarily focus on strengthening its infrastructure, especially returnable bottles and cases, investments in information technology and investments in assets that increase its presence in the market. As is customary, this amount will depend on market and other conditions.
Coca-Cola FEMSA has budgeted capital expenditures in an amount ranging between 8.0% and 9.0% of total revenues for 2024, which amount will primarily focus on strengthening infrastructure, especially returnable bottles and cases, investments in information technology and investments in assets that increase its presence in the market. As is customary, this amount will depend on market and other conditions, including the further development of the COVID-19 pandemic across its territories.
Coca-Cola FEMSA estimates that of its projected capital expenditures for 2024, approximately 36.7% will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2024.
Proximity Americas Division’s capital expenditures budget in 2024 is expected to total Ps. 20,527 million (US$ 1,192 million) and will be allocated to the opening of new OXXO stores and the refurbishing of existing OXXO stores. In addition, investments are planned for IT systems, ERP software updates and transportation equipment.
Proximity Europe Division’s capital expenditures budget in 2024 is expected to total Ps. 3,226 million (US$ 187 million) and will be allocated to opening of new stores and the refurbishing of stores.

The Health Division’s capital expenditures budget in 2024 is expected to total Ps. 2,302 million (US$ 134 million) and will be allocated to the opening of new locations and, to a lesser extent, the refurbishing of existing locations. In addition, investments are planned in warehouses, IT hardware and ERP software updates.
The Fuel Division’s capital expenditures budget in 2024 is expected to total Ps. 554 million (US$ 32 million) and will be allocated to the opening of new service stations, to the refurbishing of existing OXXO Gas service stations and to adding vapor recovery units on the service stations.
Our capital expenditures budget in 2024 for Other Businesses is expected to total Ps. 385 million (US$ 22 million) and will be allocated to the opening of new Bara stores and others.
Divestitures

As part of our FEMSA Forward strategy: (1) in May 2023, we sold 13.9% of outstanding ordinary shares of Heineken, retaining less than 1% of outstanding ordinary shares of Heineken, (2) in June 2023, we successfully finalized the divestment of our interest in Jetro Restaurant Depot, and (3) in October 2023, we merged Envoy Solutions with BradyIFS and retained an ownership stake of 37% in the combined entity. See "Item 4—Strategic Development of our Business.”
We expect to divest our interests in Solistica and other non-core businesses within a year from the date of this annual report.

Hedging Activities
In the ordinary course of business we may enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
The following table provides a summary of the fair value and maturity of derivative financial instruments as of December 31, 2023. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

Fair Value At December 31, 2023
	Maturity						Maturity		Fair Value
	less than		Maturity		Maturity		in excess of		Asset
	1 year		1-3 years		3-5 years		5 years		(Liability)
(in millions of Mexican pesos)
Derivative financial instruments position	Ps.	(307)	Ps.	(874)	Ps.	(1,293)	Ps.	(2,478)	Ps.	(4,952)

Off-balance sheet arrangements
We do not have any off balance sheet arrangements.

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
In accordance with our bylaws and article 24 of the Mexican Exchange Market Law, at least 25% of the members of our board of directors must be independent (as defined by the Mexican Exchange Market Law).
The board of directors may appoint interim directors in the event that a director is absent or an elected director and corresponding alternate are unable to serve. Such interim directors shall serve until the next, at which the shareholders shall ratify or elect a replacement.
Our bylaws provide that the board of directors shall meet at least once every three months and actions by the board of directors must be approved by at least a majority of the directors present and voting. The chairman of the board of directors, the chairman of our audit or corporate practices and nominating committee or at least 25% of our directors may call a board of directors’ meeting and include matters in the meeting agenda.
Our board of directors was elected at the AGM held on March 22, 2024, and currently comprises fifteen directors, out of which ten were elected by Series B shareholders and five were elected by Series D shareholders, and fourteen alternate directors, out of which ten were elected by Series B shareholders and four were elected by Series D shareholders. The following table sets forth the current members of our board of directors:
Series B Directors

José Antonio Fernández Carbajal(1)(2)(8) Executive Chairman of the Board	Born:	1954
	Appointed to the Board:	1984 as board member.
		2001 as chairman of the board.
	Term expires:	2025
	Principal occupation:	Executive Chairman of the board of directors of Fomento Economico Mexicano, S.A.B. de C.V. ("FEMSA") and Chief Executive Officer of FEMSA.
	FEMSA Committees:	Chairman of the Operations and Strategy Committee.

	Public Companies Directorships	Executive chairman of the board of directors of FEMSA and chairman of the board of directors of Coca-Cola FEMSA. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V. (“Peñoles”).
	Other Directorships:
Chairman of the board of directors of Fundación FEMSA, A.C. (“Fundación FEMSA”) and member of the boards of directors of Massachusetts Institute of Technology (“MIT”), of Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), and member of the board of global advisors of the Council for Foreign Relations.

	Business experience and expertise:
Joined FEMSA in 1988 holding positions of Deputy Chief Executive Officer, Chief Operating Officer of FEMSA, Commercial Vice-President of Cerveceria Cuauhtémoc Moctezuma, Chief Executive Officer of Cadena Comercial OXXO and Strategic Planning Manager of Grupo Visa. In 1995 he was named Chief Executive Officer of FEMSA and, in 2001, Chairman of the board of directors of the Company, both positions held until December 2013. His extensive background and experience brings to the board a stategic vision, conscientious leadership, deep industry knowledge, talent attraction skills, culture and governance enhancement, as well as a strong understanding of Latin American markets.

	Education:	Holds a degree in Industrial Engineering and a Master’s degree in Business Administration (“MBA”) from ITESM.
	Alternate director:	Francisco Javier Fernández Carbajal(2)

Bárbara Garza Lagüera Gonda(3)(6)	Born:	1959
Director	Appointed to the Board:	1998
	Term expires:	2025
	Principal occupation:	Private investor.

	Public Companies Directorships:	Member of the board of directors of FEMSA. Fresnillo PLC ("Fresnillo") Grupo Aeroportuario del Sureste, S.A.B. de C.V.

	Other directorships:
Member of the boards of directors of ITESM,
Inmobiliaria Valmex, S.A. de C.V. (“Valmex”), Peñitas, S.A. de C.V. ("Peñitas"), Desarrollo Inmobiliario la Sierrita, S.A. de C.V. ("Desarrollo Inmobiliario la Sierrita"), Refrigeración York, S.A. de C.V. ("Refrigeración York"), Controladora Pentafem, S.A.P.I. de C.V., BECL, S.A. de C.V., Board of Trustees of the International Council of the Museum of Modern Art, Board of Trustees of Museo de Arte Contemporáneo, A.C., Board of Trustees of Fondo para la Paz IAP and Board of Trustees of the Franz Mayer Museum.

	Business experience and expertise:
She serves as Chairwoman of the Acquisition
Committee of the FEMSA Collection. She is a member of the boards of several companies, that allow her to have broad financial, corporate governance and cultural knowledge that provides strategic focus and leadership in the decision making process.

	Education:	Holds a Business Administration degree from ITESM and an MBA from ITESM.
	Alternate director:	Javier Gerardo Astaburuaga Sanjinés.

Mariana Garza Lagüera Gonda(3)(6)	Born:	1970
Director	Appointed to the Board:	2005
	Term expires:	2025
	Principal occupation:	Private Investor.
	Public Companies Directorships:	Member of the board of directors of FEMSA.
	Other directorships:
Member of the board of directors of ITESM,
Board of Trustees of Museo de Historia
Mexicana, A.C., Board of Trustees of Hospital Metropolitano de Monterrey, A.C., Patronage Instituto Renace, A.B.P., Valmex, Desarrollo Inmobiliario la Sierrita, Refrigeración York, Peñitas, and Monte Serena, S.A. de C.V.

	Business experience and expertise:
She is a solid contributor with a high level of
expertise in finance and corporate governance, she also provides extensive philanthropic, cultural and leadership knowledge, contributing to the fulfillment of strategic objectives and decision making.

	Education:	Holds a Industrial Engineering degree from ITESM and a Master's degree in International Management from Thunderbird American School of Global Management.
	Alternate director:	José Antonio Fernández Garza Lagüera.(8)

Francisco José Calderón Rojas(4)	Born:	1966
Director	Appointed to the Board:	2023
	Term expires:	2025

	Principal occupation:	President of Regio Franca, S.A. de C.V.
	Public Companies Directorships:	Member of the boards of directors of FEMSA and Alpek, S.A.B. de C.V.
	Other Directorships:	Regio Franca, S.A. de C.V. ("Regio Franca") Chairman and Executive Officer, member of the board of directors of Universidad de Monterrey and of the Regional Council of BBVA Bancomer.
	Business experience and expertise:
He served as Chairman and former Director of
Planning and Finance of Regio Franca, as well as Chairman of Franca Servicios and Director of Planning and Finance of Servicios Administrativos de Monterrey, S.A. de C.V. His knowledge and solid experience in the financial and planning sectors provide optimal economic strategies in several sectors or lines of business, such as banking, investment management and global markets.

	Education:	Holds a degree in Economics from ITESM and an MBA from the University of California, L.A. (UCLA).
	Alternate director:	Diego Eugenio Calderon Rojas(4)

Alfonso Garza Garza(5)(6) Director	Born:	1962
	Appointed to the Board:	2016
	Term expires:	2025
	Principal occupation:	Private investor.
	Public Companies Directorships:	Member of the board of directors of FEMSA.
	Other Directorships:
Member of the boards of directors of ITESM,
Grupo Nutec, S.A. de C.V., Chairman of Fondo Ambiental Metropolitano de Monterrey, A.C. (FAMM), Fundación FEMSA, Board of Trustees of Parque Ecológico Chipinque A.B.P., and Asociación Nacional Pro Superación Personal, A.C.

	Business experience and expertise:
He has extensive track record, having served
as Vice President of Strategic Businesses and Vice President of Human Resources at FEMSA, as well as Chief Executive Officer of FEMSA Empaques and Grafo Regia. During his tenure at Cervecería Cuauhtémoc Moctezuma, he held positions as Director of Procurement, Exports Manager, Procurement Manager and Exports Executive. With his experience he provides a broad focus in the fast-moving consumer goods (FMCG) industry, corporate governance, innovation and technology, highlighting his leadership and strategic vision.

	Education:	Holds an Industrial Engineering degree from ITESM and a MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”).
	Alternate director:	Juan Carlos Garza Garza(5)(6)

Bertha Paula Michel González(7)	Born:	1964
Director	Appointed to the Board:	2020

	Term expires:	2025
	Principal occupation:	Chairwoman of Casa Córdoba.
	Public Companies Directorships:	Member of the board of directors of FEMSA.
	Other Directorships:	Member of the boards of directors of French Circle of Mexico, A.C. and ITESM.
	Business experience and expertise:
Currently chairs Casa Córdoba, a philantropic
initiative that seeks to create networks of collaboration and support for organizations that carry out social impact work. She also has an extensive trajectory as teacher and researcher. She was a professor at the Faculty of Sciences of the Universidad Autónoma de México ("UNAM"), and Associate Researcher at the Institute of Physiology. In addition, she has a Postdoctoral fellowship at Harvard Medical School. With her experience in areas of research, innovation and technology, she offers a global impact approach- that enables the expansion of projects and creation of solutions.

	Education:	Holds a degree in Basic Biomedical Research from UNAM, and Master’s degree in Basic Biomedical Reseach from UNAM and a doctorate in Biotechnology from UNAM.
	Alternate director:	Maximino José Michel González(7)

Alejandro Bailléres Gual
Director	Born:	1960
	Appointed to the Board:	2019
	Term expires:	2025
	Principal occupation:	Chairman of the Board of Governors of the Instituto Tecnológico y Autónomo de México ("ITAM"), and Chairman of the board of directors of Fundación Alberto Bailleres, A.C.
	Public Companies Directorships:
Member of the boards of directors of FEMSA,
Chairman of the board of directors of Peñoles, Chairman of the board of directors of Grupo Nacional Provincial, S.A.B. (“GNP”), Chairman of the board of directors of Fresnillo plc (“Fresnillo”), Chairman and Chief Executive Officer of Grupo Palacio de Hierro, S.A.B. de C.V. (“Palacio de Hierro”), and Chairman and Chief Executive Officer of Grupo Profuturo, S.A.B. de C.V.

	Other directorships:
Chairman of the board of directors of
Profuturo Pensiones, S.A. de C.V., Profuturo Afore, S.A. de C.V., Tane, S.A. de C.V., ElectroBal, S.A. de C.V., Energía Bal, S.A. de C.V., and member of the board of directors of Valores Mexicanos Casa de Bolsa, S.A. de C.V.

	Business experience and expertise:
He is currently Chairman of the Board of
Governors of the ITAM, Chairman of the board of directors of the Fundación Alberto Bailleres, A.C. and former Chief Executive Officer of GNP. He has extensive experience in public companies, with in-depth knowledge in risk management, corporate governance and Latin American markets.

	Education:	Executive Program from Stanford University.
	Alternate director:	Arturo Fernández Pérez

Paulina Garza Lagüera Gonda(3)(6)	Born:	1972
	Appointed to the Board:	2004
Director	Term expires:	2025
	Principal occupation:	Private Investor.
	Public Companies Directorships:	Member of the board of directors of FEMSA.
	Business experience and expertise:	As a private investor, she has a high level of business and leadership knowledge and contributes to decision making from a strategic and financial perspective.
	Education:	Holds a Business Administration degree from ITESM.
	Alternate director:	Eva María Garza Lagüera Gonda.(1)(3)(6)(8)

Olga González Aponte Independent Director
	Born:	1966
	Appointed to the Board:	2024
	Term expires:	2025
	Principal occupation:	Executive Chairman and Chief Executive Officer of Wild Fork US.
	FEMSA Committees:	Audit Committee.
	Public Companies Directorships:	Member of the board of directors of FEMSA, and WM Technology, Inc.
	Business experience and expertise:
She is currently Chief
Executive Officer and president of Wild Fork US. Former Senior Vice President and Chief Financial Officer of Walmart México and Central America. She has held international internal audit and CFO roles for Walmart, Inc., with assignments in Chile and México. She has experience in public companies having served on the board of directors of Walmart of Mexico and Central America. She has extensive knowledge in finance and auditing, risk management, corporate governance, as well as Latin American markets.

	Education:	Holds an accounting degree from the Pontificia Universidad Católica de Puerto Rico and a MBA from Florida International University.
	Alternate director:	Enrique F. Senior Hernández.

Michael Larson	Born:	1959
Independent Director	Appointed to the Board:	2011
	Term expires:	2025
	Principal occupation:	Chief Investment Officer of Cascade Asset Management Company (William H. Gates III).
	FEMSA Committees:	Operations and Strategy Committee.
	Public Companies Directorships:	Member of the boards of directors of FEMSA, Ecolab, Inc., Republic Services, Inc., and Western Asset Funds.
	Business experience and expertise:
He has more than 40 years of portfolio
management experience, a deep investment expertise and a broad understanding of capital markets, business cycles and capital allocation and efficiency practices. He has also served on other public company boards providing him with relevant corporate governance experience.

	Education:	Holds a Bachelor of Arts degree from Claremont McKenna College and an MBA from the University of Chicago.
	Alternate director:	Ricardo Guajardo Touché

Series D Directors

Ricardo Ernesto Saldívar Escajadillo Independent Director	Born:	1952
	Appointed to the Board:	2015
	Term expires:	2025
	Principal occupation:	Private Investor.
	FEMSA Committees:	Chairman of the Corporate Practices and Nominating Committee and the Operations and Strategy Committee.
	Public Companies Directorships:	Member of the boards of directors of FEMSA, Axtel, S.A.B. de C.V., and Grupo Industrial Saltillo, S.A.B. de C.V.
	Other Directorships:	Chairman of the board of directors of ITESM, and member of the board of directors of Sigma Alimentos, S.A. de C.V.
	Business experience and expertise:
Held position as Chief Executive Officer and
Chairman of the board of directors of The Home Depot México. He previously held various executive positions at Grupo Alfa as well as serving as Chairman of the board of directors of Universidad Tecmilenio. His leadership and vision bring a clear understanding of the retail industry, complemented by extensive knowledge in management, innovation and technology and management, as well as experience in public companies, corporate governance and Latin American markets.

	Education:	Holds a Mechanical Engineering Administrator degree from ITESM, a Master’s degree in Systems Engineering from Georgia Tech Institute and a diploma in Business Administration from IPADE.

Víctor Alberto Tiburcio Celorio	Born:	1951
Independent Director and Financial Expert	Appointed to the Board:	2019
	Term expires:	2025
	Principal occupation:	Independent Consultant.
	FEMSA Committees:	Chairman of the Audit Committee.
	Public Companies Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA, Palacio de Hierro, Fresnillo, and GNP.
	Other directorships:
Member of the board of directors of Profuturo
Afore, S.A. de C.V., Grupo Financiero Scotiabank Inverlat, S.A., de C.V., Governing board of Instituto Tecnológico Autónomo de México and governing council of Transparencia Mexicana.

	Business experience and expertise:
He was previously a partner at Mancera, S.C.
(Ernst & Young Mexico) (“Mancera”) as well as its managing director for 13 years. He is qualified as "financial expert" under the Sarabens-Oxley Act. Due to his extensive background, he provides a broad knowledge in financial reporting, auditing, corporate governance, regulatory compliance and risk prevention to ensure the sustainable value of the organization. In addition, he has experience in the financial sector, consumer goods, consulting and Latin American markets through his involvement as consultant to public and private companies.

	Education	Holds a Public Accountant degree from Universidad Iberoamericana and an MBA from the ITAM.

Daniel Alegre	Born:	1968
Independent Director	Appointed to the Board:	2023
	Term expires:	2025
	Principal Occupation:	Investor, advisor and board member of Yuga Labs, Inc.
	FEMSA Committees:	Member of the Operation and Strategy Committee.
	Public Companies Directorships:	Member of the board of directors of FEMSA and Sleep Number Corporation.
	Business experience and expertise:
Former Chief Executive Officer of Yuga
Labs, Inc. He began his career in executive positions at Bertelsmann and BMG Music. In 2004, he joined Google as Vice President, leading the launch of operations in Latin America, and later served as president of the Asia-Pacific region, global president of strategic alliances, and president of commerce, procurement and payments. In April 2020, he was appointed as president and Chief Operating Officer of the gaming company Activision Blizzard. He has an extensive career in commerce, innovation and technology. His professional background provides him with leadership and management skills, as well as extensive experience in global markets and marketing.

	Education:	Holds a Bachelor of Arts degree from The Princeton School of Public and International Affairs, an MBA from Harvard Business School and a Juris Doctor Degree from Harvard Law School.

Gibu Thomas	Born:	1971
Independent Director	Appointed to Board:	2023
	Term expires:	2025
	Principal Occupation:	Executive Vice President and President, Online, of The Estée Lauder Companies, Inc.
	FEMSA Committees:	Member of the Operations and Strategy Committee and the Corporate Practices and Nominating Committee.
	Business experience and expertise:
He is currently the Executive Vice President
and President, Online, for Estée Lauder Companies, Inc., where he leads the company's global online business including e-commerce, technology infrastructure, digital media, mobile and omnichannel. He was previously the Senior Vice President, Head of Global E-commerce at PepsiCo, Inc.where he was responsible of the holistic strategic direction and execution of the company's global e-commerce business. He also served as Senior Vice President mobile and digital and Senior Vice President Strategy, Global E-Commerce for Walmart, Inc. Earlier in his career, he was a serial entrepreneur in Silicon Valley, helping to build multiple innovative startups. He is a highly talented and respected e-commerce and digital transformation expert, with leadership and management skills and broad knowledge of sales, innovation and technology.

	Education:	Holds a Bachelor of Technology degree in Computer Science from the College of Engineering, Trivandrum, and an MBA from the Stanford School of Business.

Elane Stock Independent Director	Born:	1965
	Appointed to the Board:	2024
	Term expires:	2025
	Principal occupation:	Independent Consultant.
	FEMSA Committees:	Operations and Strategy Committee.
	Public Companies Directorships:	Member of the board of directors of FEMSA and Reckitt, PLC.

Business experience and expertise:
She previously served as Chief Executive
Officer of ServiceMaster Brands. She is a former Group President of Kimberly-Clark International and was also Group President of the Kimberly-Clark Professional. Earlier in her career, she was partner and managing director at McKinsey & Company in the United States and Ireland. She has experience in public companies, having served on the boards of directors of Yum! Brands, Equifax and Kimberly-Clark de México. She has extensive knowledge in global consumer industries, strategy and geographic expansion, as well as extensive experience in strategic and leadership positions.

Education:	Holds a degree in Political Sciences from the University of Illinois and a Master in Business Administration in finance from the Wharton School of the University of Pennsylvania.

Series D Alternate Directors

Michael Kahn	Born:	1981
Independent Alternate Director	Principal occupation:	Founder and Managing Partner of Triavera Capital.
	FEMSA Committees:	Operations and Strategy Committee
	Public Companies Directorships:	None
Business experience and expertise:
He is the founder and managing
partner of Triavera Capital, an investment firm based in Larkspur, California. Prior to founding Triavera Capital, he was a founding member of Valiant Capital Management, a global investment firm based in San Francisco, California, that invests in public and private companies. At Valiant, he was a partner and senior member of the Investment Committee for 15 years. He led public and private investments globally, with a focus on the consumer technology and business service industries. Prior to joining Valiant, he was a private investor at Silver Lake and an investment banker at Morgan Stanley. His experience includes extensive knowledge of the capital markets, finance, technology and consumer industries.

	Education:	Bachelor of Arts from Dartmouth College and holds an MBA from the Stanford University School of Business.

Francisco Zambrano Rodríguez	Born:	1953
Independent Alternate Director	Principal Occupation
Independent consultant and Co-Chief
Executive Officer of Desarrollo Inmobiliario y de Valores, S.A. de C.V. (“Desarrollo Inmobiliario”), Corporativo Zeta DIVASA, S.A.P.I. de C.V. (“Corporativo Zeta DIVASA”), and IPFC Inmuebles, S.A.P.I. de C.V. (“IPFC Inmuebles”).

	FEMSA Committees	Member of the Audit Committee.
	Public Companies Directorships:	Member of the board of directors of Coca- Cola FEMSA.
	Other Directorships:	Member of the boards of directors of Desarrollo Inmobiliario, Corporativo Zeta DIVASA, and IPFC Inmuebles. Member of the Audit and Risk Control Committee of ITESM.
Business experience and expertise:
He is currently an independent consultant
and Co-Chief Executive Officer of Desarrollo Inmobiliario Corporativo Zeta DIVASA”), and IPFC Inmuebles. Has extensive knowledge of the financial sector, banking and private investment services, development and management of real estate projects and private investment funds in the real estate sector, as well as experience as an estate planning consultant. He contributes extensively by providing a financial approach to strategic decision making, leadership and management, as well as a good understanding of corporate governance,

	Education:	Holds a degree in Chemical Engineering Administration from ITESM and an MBA from The University of Texas at Austin.

Alfonso González Migoya	Born:	1945
Independent Alternate Director	Principal Occupation:	Business Consultant.
	FEMSA Committees:	Audit Committee.
	Public Companies Directorships:	Member of the board of directors of Coca- Cola FEMSA, Controladora Vuela Compañía de Aviación, S.A.B. de C.V., Regional, S.A.B. de C.V., and Servicios Corporativos JAVER, S.A.B. de C.V.
	Other Directorships:	Member of the board of directors or Invercap Holdings, S.A.P.I. de C.V.
Business experience and expertise:
He is a business consultant with extensive
experience in advising public companies. Former Chief Executive Officer of Grupo Industrial Saltillo, S.A.B. de C.V. and Senior Vice President of Finance, Planning and Human Resources of Alfa, S.A.B. de C.V. With his extensive experience and years of leadership as Chief Executive Officer, Chairman and board member in public companies, he brings a vast knowledge of financial management, corporate governance, public company management and Latin American markets.

	Education:	Holds a Mechanical and Electrical Engineering degree from ITESM and an MBA from Stanford Graduate School of Business.

Jaime A. El Koury	Born:	1953

Independent Alternate Director	Principal Occupation:	General Counsel of the Financial Oversight and Management Board for Puerto Rico.
	FEMSA Committees:	Member of the Corporate Practices and Nominating Committee.
	Public Companies Directorships:	Member of the board of directors of Grupo Bimbo, S.A.B. de C.V.
Business experience and expertise:
He was a partner at Cleary Gottlieb Steen &
Hamilton, LLP a leading international law firm. He has extensive experience in the international corporate and financial sector and has been involved in numerous relevant transactions. His extensive background provides the Board with extensive knowledge of the industry, banking and finance, risk prevention, corporate governance, regulatory compliance and Latin American markets.

	Education:	Holds a Bachelor degree in Economics from Yale University and a Law degree from Yale Law School.

(1)José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are spouses.
(2)José Antonio Fernández Carbajal and Francisco Javier Fernández Carbajal are siblings.
(3)Mariana Garza Lagüera Gonda, Eva María Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda are siblings.
(4)Francisco José Calderón Rojas and Diego Eugenio Calderón Rojas are siblings.
(5)Alfonso Garza Garza and Juan Carlos Garza Garza are siblings.
(6)Juan Carlos Garza Garza and Alfonso Garza Garza are cousins of Eva María Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Paulina Garza Lagüera Gonda and Bárbara Garza Lagüera Gonda.
(7)Bertha Michel González and Maximino José Michel González are siblings.
(8)José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are parents of José Antonio Fernández Garza Lagüera

Senior Management

The names and positions of the members of our current senior management and that of our core businesses, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:
FEMSA

José Antonio Fernández Carbajal Executive Chairman of the Board of Directors and Chief Executive Officer of FEMSA	Born:	1954
	Joined FEMSA:	1988
	Appointed to current position:	2023 (Chief Executive Officer)
	Principal occupation:	Chief Executive Officer of FEMSA.

	Public Companies Directorships:	Executive chairman of the board of directors of FEMSA and chairman of the board of directors of Coca-Cola FEMSA. Member of the board of directors of Industrias Peñoles, S.A.B. de C.V. (“Peñoles”).
	Other Directorships:	Chairman of the board of directors of Fundación FEMSA and member of the boards of directors of MIT, of ITESM, and member of the board of global advisors of the Council for Foreign Relations.
	Business experience and expertise:
Joined FEMSA in 1988 holding positions of
Deputy Chief Executive Officer, Chief Operating Officer of FEMSA, Commercial Vice-President of Cerveceria Cuauhtémoc Moctezuma, Chief Executive Officer of Cadena Comercial OXXO and Strategic Planning Manager of Grupo Visa. In 1995 he was named Chief Executive Officer of FEMSA and, in 2001, Chairman of the board of directors of the Company, both positions held until December 2013. His extensive background and experience brings to the board a strategic vision, conscientious leadership, deep industry knowledge, talent attraction skills, culture and governance enhancement, as well as a strong understanding of Latin American markets.

	Education:	Holds a degree in Industrial Engineering and an MBA from ITESM.

José Antonio Fernández Garza Lagüera Chief Executive Officer, FEMSA Proximity and Health Division	Born:	1982
	Joined FEMSA:	2013
	Appointed to current position:	2023
	Business experience and expertise:
Was Chief Executive Officer of
Digital@FEMSA since 2022, after holding the position of Head of Strategic Planning for OXXO México in 2018 and previously he was head of Coca-Cola FEMSA’s Central American division from 2015 to 2018. Was Chief Executive Officer at Plásticos Técnicos Mexicanos, S.A. de C.V. (FEMSA’s plastic division) and held the positions of head of sales and operations at Heineken Mexico, in Mexico City. Prior to joining Heineken, he was co-founder and director of Vestige Capital, a Mexico-based research fund dedicated to acquiring and operating small and medium-sized companies in Mexico. While at Vestige, he co-led the acquisition of BOMI Group de Mexico, an outsourced logistics provider to the Mexican healthcare industry.

	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from Stanford University Graduate School of Business.

Ian Marcel Craig García Chief Executive Officer, Coca-Cola FEMSA	Born:	1972
	Joined FEMSA:	2003
	Appointed to current position:	2023
	Business experience and expertise:
Joined Coca-Cola FEMSA in 2003. With over
27 years of experience in the beverage industry, previously served in several senior management positions at Coca-Cola FEMSA, including as Director of Operations for the Brazil Division from 2016 to 2022, and previously Chief Operating Officer of Argentina, CFO and Strategic Planning Director of South America Division, CFO, Planning and Corporate Affairs Director of Mercosur Region, and Corporate Finance and Treasury Director of Coca-Cola FEMSA.

	Education:
Holds Bachelor’s degree in Industrial
Engineering from Tecnológico de Monterrey, an MBA from the University of Chicago Booth School of Business, and a Master’s degree in International Commercial Law from ITESM.

Juan Carlos Guillermety	Born:	1978
Chief Executive Officer of Digital@FEMSA	Joined FEMSA:	2023
	Appointed to current position:	2023
	Business experience and expertise:
Has held executive and management roles in
planning, business development and innovation, among others. He also has experience at consulting, banking and investment with BCG and JPMorgan. He was Vice President and General Manager of Nu plus and Marketplace at Nubank for more than four years. He previously spent more than ten years in key management roles at VISA, including key Director of Emerging Digital Markets in Latin America and Vice President of Products and Innovation.

	Education:
Graduated from Purdue University and from
Universidad de los Andes with a degree in Industrial Engineering. Holds an MBA from Northwestern University's Kellogg School of Management, and has completed executive studies at Harvard Business School.

Roberto Campa Cifrián Corporate Affairs Officer	Born:	1957
	Joined FEMSA:	2019
	Appointed to current position	2019
	Business experience and expertise:
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
	Business experience and expertise:
Held the position of Director of Corporate
Finance of FEMSA from 2006 to 2020, Chief Financial Officer of FEMSA Cerveza from 2001 to 2006, Director of Corporate Finance of FEMSA from 2000 to 2001, and was Director of Corporate Finance of Grupo Financiero Bancomer from 1995 to 2000.

	Education:	Holds a degree in accounting and an MBA from ITESM.

Enrique González Zorrilla (effective as of May 1, 2024)	Born:	1966
Vice President of Projects of FEMSA	Joined FEMSA:	2000
	Appointed to current position:	2024
	Business experience and expertise:
Joined FEMSA in the year 2000, after a
consultant career. He has been involved in distribution operations in the Proximity Americas Division, the OXXO stores, the development of the pharmacy services locations platform, as well as the development of Envoy Solution, LLC's distribution platform in the U.S.

	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Wharton School of the University of Pennsylvania.

Jessica Ponce de León Gaitán (effective as of May 1, 2024)	Born:	1974
Chief Sustainability Officer of	Joined FEMSA:	2015
FEMSA	Appointed to current position:	2024
	Business experience and expertise:
With over 20 years of experience, she has
worked in the logistics, as well as in the mass consumer products industries and in projects in different countries in Latin America, both in FEMSA and other companies.

She has held different roles including commercial, operations, human resources, strategic planning and supply chain areas.

Her most recent responsibilities were at Solistica, a logistics operator with presence in 7 Latin American countries and with more than 22,000 employees, where she held the position of Global Transportation Director from 2020 to 2022, and in January 2022 she assumed the position of Chief Executive Officer of the business.

	Education:	Holds a degree in Industrial Engineering from ITESM.

Raymundo Yutani Vela Vice-President of Human Resources	Born:	1958
	Joined FEMSA:	1994
	Appointed to current position:	2018
	Business experience and expertise:
Joined FEMSA Comercio in 1994 as Director
of Human Resources, a position held until 2014. Subsequently, between 2014 and 2018, served as Director of Human Resources at Coca-Cola FEMSA. Prior to joining the company, held position as Director of Human Resources North at Banca Serfin, now Santander.

	Education:	Graduated from Universidad Regiomontana with a degree in Public Accounting and an MBA and completed the AD1 program at IPADE.

Eugenio Garza y Garza*	Born:	1971
Chief Financial Officer of FEMSA (until April 30, 2024)	Joined FEMSA:	2018
	Appointed to current position:	2020
	Business experience and expertise:
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

	Education:	Holds a Chemical Engineering degree from ITESM and an MBA from the Stanford University Graduate School of Business.
* Effective as of May 1, 2024, Mr. Martin Felipe Arias Yaniz will replace Mr. Garza y Garza as Chief Financial Officer of FEMSA.

Alejandro Gil Ortíz General Counsel and Secretary of the Board of Directors	Born:	1980
	Joined FEMSA:	2007
	Appointed to current position:	2022
	Position:	Secretary of the board of directors of FEMSA, and Coca-Cola FEMSA.
	Business experience and expertise:	Held positions of International Legal Director at FEMSA. International and Operations Legal Manager at FEMSA Cerveza and International Legal Manager at Gruma, S.A.B. de C.V.

Education:	Holds a Law degree from ITESM, an LLM from Harvard Law School and an MBA from IPADE.

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2023, the aggregate compensation paid by FEMSA to its directors was approximately Ps. 71 million. In addition, in the year ended December 31, 2023, Coca-Cola FEMSA paid approximately Ps. 1,949 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.
For the year ended December 31, 2023, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 5,674 million. See Note 15 to the Consolidated Financial Statements. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in the section below and in Note 18 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2023, amounts set aside or accrued for all employees under these retirement plans were Ps. 18,101 million, of which Ps. 14,279 million is already funded.
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
Under this plan, each year, our Chief Executive Officer together with the Corporate Governance Committee of our board of directors, together with the Chief Executive Officer of the respective operating subsidiary, determines the employees eligible to participate in the plan. A bonus formula is then created for each eligible employee, using the EVA framework, which determines the number of shares to be received by such employee. The terms and conditions of the share-based payment arrangement are then agreed upon with the eligible employee, such that the employee can begin to accrue shares under the plan. The shares vested ratably over a three-year period. We account for the EVA stock incentive plan as an equity-settled share-based payment transaction, as we will ultimately settle our obligations with our employees by issuing our own shares or those of our subsidiary, Coca-Cola FEMSA.
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
As of April 23, 2024, the trust that manages the EVA stock incentive plan held a total of 6,975,556 BD Units of FEMSA and 2,133,928 BL Units of Coca-Cola FEMSA, each representing 0.32% and 0.05% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.
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
Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of March 8, 2024, 6,922,134,985 Series B Shares representing 74.90% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”
The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of March 8, 2024 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
		Percent of		Percent of		Percent of
Beneficial Owner	Shares	Class	Shares	Class	Shares	Class
Eva María Garza Lagüera Gonda	2,832,490	0.03%	5,470,960	0.13%	5,470,960	0.13%
José Antonio Fernández Garza Lagüera	33,000	0.00%	66,000	0.00%	66,000	0.00%
Mariana Garza Lagüera Gonda	2,877,990	0.03%	5,630,960	0.13%	5,630,960	0.13%
Bárbara Garza Lagüera Gonda	2,727,990	0.03%	5,330,960	0.12%	5,330,960	0.12%
Paulina Garza Lagüera Gonda	2,727,990	0.03%	5,330,960	0.12%	5,330,960	0.12%
Alejandro Bailleres Gual	9,095,762	0.10%	12,003,874	0.28%	12,003,874	0.28%
Alfonso Garza Garza	24,073,305	0.26%	9,842,490	0.23%	9,842,490	0.23%
Juan Carlos Garza Garza	21,401,156	0.23%	4,536,592	0.11%	4,536,592	0.11%
Maximino Michel González and Bertha Paula Michel González	17,362,545	0.19%	34,725,090	0.81%	34,725,090	0.81%
Francisco José Calderón Rojas and Diego Eugenio Calderón Rojas(1)	8,389,104	0.09%	16,583,458	0.38%	16,583,458	0.38%

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
Under our bylaws, directors serve one-year terms, although they continue in office even after the term for which they were appointed ends for up to 30 calendar days, as set forth in article 24 of Mexican Exchange Market Law. None of our directors or senior managers of our subsidiaries has service contracts providing for benefits upon termination of employment, other than post-retirement medical services plans and post-retirement pension plans for our senior managers on the same basis as our other employees.
Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with these committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 22, 2024:
•Audit Committee. The Audit Committee is responsible for (i) reviewing our quarterly and annual financial statements in accordance with accounting, regulatory, internal control and auditing requirements applicable to us, as well as reviewing our accounting policies and principles, (ii) supervising our internal control over financial reporting and establishing risk mitigation and control policies, as well as overseeing the internal audit function and ensuring that it is objective and competent, (iii) recommending the hiring and compensation of our external audit firm, as well as evaluating and supervising its performance and independence, (iv) reviewing the audit plan and its results, as well as any findings or recommendations, (v) overseeing the internal audit function and ensuring that it is objective and competent, (vi) overseeing compliance, ethics and whistleblower programs, and ensuring that they are aligned with our Code of Ethics, and (vii) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Market Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The current Audit Committee members are: Víctor Alberto Tiburcio Celorio (chairman and financial expert), Olga González Aponte, Francisco Zambrano Rodríguez, and Alfonso González Migoya. Each member of the Audit Committee is an independent director, as required by the Mexican Exchange Market Law and applicable U.S. securities laws and applicable NYSE listing standards.
•Operations and Strategy Committee. The Operations and Strategy Committee’s responsibilities include making recommendations to our Board of Directors regarding (i) the annual operating plans and strategic projects of FEMSA's business units, and (ii) on annual operation plans and strategic projects for our business units, as well as their growth alternatives and long-term plans, and supervising transformational initiatives, (iii) evaluating our investment, risk management and financing policies, (iv) reviewing and, if appropriate, recommending to the Board of Directors, the dividends policy, for subsequent approval by the shareholders in our AGM, and (v) providing support in the review of strategic projects that are explicitly requested by our Board of Directors. The current Operations and Strategy Committee members are: José Antonio Fernández Carbajal (chairman), Francisco Javier Fernández Carbajal, Javier Gerardo Astaburuaga Sanjines, José Antonio Fernández Garza Lagüera, Michael Larson, Enrique F. Senior Hernández, Ricardo Saldívar Escajadillo, Michael Kahn, Daniel Alegre, Gibu Thomas and Elane Stock.
•Corporate Practices and Nominations Committee. The Corporate Practices and Nominations Committee is responsible for (i) reviewing and approving the compensation scheme for the Chief Executive Officer and our senior management, (ii) conducting searches, evaluations and nominations of Series D and independent directors with appropriate qualifications and experience to support corporate decisions, (iii) proposing to the Board of Directors and the Series D shareholders, new independent directors, informing of their qualifications and experience, and providing shareholders with a summary of the election process, (iv) supporting our Board of Directors in the succession processes of the Chief Executive Officer and our senior management, and providing the Board of Directors with an opinion regarding their selection, and (v) reviewing and approving internal policies in connection with use of assets and related party transactions.The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related-party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Exchange Market Law, the chairman of the Corporate Practices and Nominations Committee is elected by the shareholders at the AGM. The chairman of the Corporate Practices and Nominations Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices and Nominations Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices and Nominations Committee are: Ricardo Saldívar Escajadillo (chairman), Jaime A. El Koury, Ricardo Guajardo Touché and Gibu Thomas. Each member of the Corporate Practices and Nominations Committee is an independent director.
•
Employees

As of December 31, 2023, our headcount by geographic region was as follows: 284,066 in Mexico, 9,800 in Central America, 24,734 in Colombia, 41,890 in Brazil, 4,365 in Argentina, 221 in the United States, 4,512 in Ecuador,

1,105 in Peru, 1,718 in Uruguay, 14,450 in Chile, 1,663 in Switzerland, 4,097 in Germany, 91 in Austria, 45 in Luxembourg, 151 in the Netherlands and 24 in other countries. The table below sets forth headcount for the years ended December 31, 2023, 2022 and 2021:

	2023			2022			2021
	Non-union	Union	Total	Non-union	Union	Total	Non-union	Union	Total
Sub-holding company:
Coca-Cola FEMSA (1)	60,226	57,138	117,364	46,673	50,538	97,211	37,815	45,939	83,754
Proximity Americas Division (1)(2)	60,458	125,447	185,905	61,150	107,710	168,860	68,881	91,437	160,318
Proximity Europe Division (3)	4,451	1,783	6,234	2,996	2,051	5,047	—	—	—
Fuel Division (1)	1,091	5,307	6,398	1,094	5,375	6,469	1,097	5,753	6,850
Health Division (1)	24,747	8,958	33,705	5,469	27,333	32,802	5,350	24,832	30,182
Other (1)	17,328	25,998	43,326	22,493	21,427	43,920	21,330	18,318	39,648
Total	168,301	224,631	392,932	139,875	214,434	354,309	134,473	186,279	320,752

(1)Includes employees of third-party distributors, who are not our employees, amounting to 33,637, 21,690 and 14,308 in 2023, 2022 and 2021.
(2)Includes non-management store employees, who are not our employees, amounting to 35,510, 42,344 and 51,734 in 2023, 2022 and 2021.
(3)Excludes employees of franchises.

As of December 31, 2023, approximately 69% of our employees, most of whom are employed in Mexico, were members of labor unions. We had 766 separate collective bargaining agreements with 247 labor unions. In general, we have good relationships with the labor unions throughout our operations.
The table below sets forth the number of collective bargaining agreements and unions for our employees:
Collective Bargaining Labor Agreements between
Sub-holding Companies and Unions
As of December 31, 2023

	Collective
	Bargaining	Labor
Sub-holding Company	Agreements	Unions
Coca-Cola FEMSA	246	110
Proximity Americas Division (1)	114	7
Proximity Europe Division	6	6
Fuel Division	40	3
Health Division	46	17
Other Businesses	314	104
Total	766	247

(1)Does not include non-management store employees, who are employed directly by each individual store.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to our company as of March 8, 2024. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.

Ownership of Capital Stock as of March 8, 2024

							Total
	Series B Shares(1)		Series D-B Shares(2)		Series D-L Shares(3)		Shares
							of FEMSA
		Percent		Percent		Percent	Capital
	Shares Owned	of Class	Shares Owned	of Class	Shares Owned	of Class	Stock
Shareholder
Technical Committee and Trust Participants under the Voting Trust(4)	6,922,134,985	74.90%					38.74%
William H. Gates III(5)	278,873,490	3.02%	557,746,980	12.9%	557,746,980	12.9%	7.79%

(1)As of March 8, 2024, there were 2,156,157,378 Series B Shares outstanding.
(2)As of March 8, 2024, there were 4,312,314,756 Series D-B Shares outstanding.
(3)As of March 8, 2024, there were 4,312,314,756 Series D-L Shares outstanding.
(4)As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust:

Banco Invex, S.A., as Trustee under Trust No. 3763 (controlled by the Garza Lagüera Gonda Family), Max Brittingham, Maia Brittingham, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Consuelo Garza Lagüera de Garza, Alepage, S.A. (controlled by the Garza Garza Family), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/411245 (controlled by the Garza Garza family), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia María Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Garza, María Teresa Gual y Aspe, Alejandro Baillères Gual, Raúl Baillères Gual, Xavier Baillères Gual, Juan Pablo Baillères Gual, María Teresa Baillères Gual, Corbal, S.A. de C.V. (controlled by the Baillères Family), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by the Baillères Family), Max David Michel, Juan Maria Pedro David Michel, Monique Berthe Michele Madeleine David Michel, Magdalena María Guichard Michel, Rene Cristobal Guichard Michel, Juan Bautista Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Banco Invex, S.A., as Trustee under Trust No. F/4165 (controlled by the Michel González Family), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/408262-4 (controlled by the Michel González family). Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).

(5)Includes aggregate shares beneficially owned by Cascade Investments, LLC, calculated as of March 31, 2023, over which William H. Gates III has sole voting and dispositive power.
As of March 31, 2024, there were 41 holders of record of ADSs in the United States, which represented approximately 47.55% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.
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
José Antonio Fernández Carbajal, the Executive Chairman of our board, and Francisco Camacho Beltrán, our former Chief Corporate Officer, served as members of the Heineken Holding Board and the Heineken Supervisory Board until 2023. In February 2023, in connection with our announcement of the FEMSA Forward strategy, both José Antonio Fernández Carbajal and Francisco Camacho Beltrán resigned from their positions on the supervisory board of Heineken, N.V. and board of directors of Heineken Holding, N.V. We made purchases of beer and raw materials in the ordinary course of business from Heineken in the amount of Ps. 16,006 million in 2022 and Ps. 19,552 million in 2021. We also supplied logistics and administrative services to subsidiaries of Heineken Mexico for a total of Ps. 3,796 million in 2022 and Ps. 2,530 million in 2021. As of the end of December 31, 2022 and 2021, our net balance due to Heineken amounted to Ps. 759 and Ps. 1,143 million, respectively.
We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of Grupo Financiero BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who is also a director of FEMSA and Coca-Cola FEMSA, is a director. We made interest expense payments and fees paid to Grupo Financiero BBVA Bancomer in respect of these transactions of Ps. 215, Ps. 472 million and Ps. 72 million as of December 31, 2023, 2022 and 2021, respectively. The total amount due to Grupo Financiero BBVA Bancomer as of the end of December 31, 2023, 2022 and 2021 was Ps. 1,651, Ps. 2,317 million and Ps. 1,847 million respectively. We also had a receivable balance with Grupo Financiero BBVA Bancomer of Ps. 5,233, Ps. 3,891 and Ps. 8,076 million, respectively, as of December 31, 2023, 2022 and 2021, and interest revenues of Ps. 3,346, Ps. 2,297 million and Ps. 2,146 million as of December 31, 2023, 2022 and 2021, respectively.
We, along with certain of our subsidiaries, spent Ps. 196, Ps. 123 million and Ps. 167 million in the ordinary course of business in 2023, 2022 and 2021, respectively, in publicity and advertisement purchased from Televisa, a media corporation in which our alternate director and director of Coca-Cola FEMSA, Enrique F. Senior Hernández, serves as director.
Proximity Americas Division, in its ordinary course of business, purchased Ps 7,264, Ps. 6,101 million and Ps. 4,417 million in 2023, 2022 and 2021 respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s alternate directors, and Jaime A. El Koury, one of our alternate directors and alternate director of Coca-Cola FEMSA, are directors. Proximity Americas Division also purchased Ps. 1,582, Ps. 1,754 million and Ps. 1,183 million in 2023, 2022 and 2021, respectively, in juices from subsidiaries of Jugos del Valle.

José Antonio Fernández Carbajal, Bárbara Garza Lagüera Gonda, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Bertha Paula Michele González, Alfonso Garza Garza and Ricardo Saldívar Escajadillo, who are directors or alternate directors of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2023, 2022 and 2021 donations to ITESM amounted to Ps. 237, Ps. 371 million, Ps. 208 million, respectively.
José Antonio Fernández Carbajal, Jessica Ponce de León, Eva Garza Fernández, Ian Craig García, and Roberto Rafael Campa Cifrán, who are directors, alternate directors or senior officers of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2023, 2022 and 2021 donations to Fundación FEMSA, A.C. amounted to Ps. 309 million, Ps. 232 million, Ps. 144 million, respectively.
Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with TCCC and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from affiliates of TCCC. Total expenses charged to Coca-Cola FEMSA by TCCC for concentrates were Ps. 46,461, Ps. 43,717 million, Ps. 37,213 million in 2023, 2022 and 2021, respectively. Coca-Cola FEMSA and TCCC develop an annual marketing strategy to promote the sale and consumption of products. In order to implement this strategy, Coca-Cola FEMSA and TCCC first develop an allocation of marketing expenditures amongst themselves, which Coca-Cola FEMSA monitors and tracks during the year. At the end of the year, Coca-Cola FEMSA reviews the actual marketing expenditures and pays or receives a reimbursement from TCCC in accordance with the agreed-upon allocation. Marketing reimbursements from TCCC were Ps. 2,450 million, Ps. 1,170 million and Ps. 2,437 million in 2023, 2022 and 2021, respectively. TCCC also makes contributions to Coca-Cola FEMSA that Coca-Cola FEMSA generally uses for initiatives that promote volume growth of Coca-Cola trademark beverages.

In Argentina, Coca-Cola FEMSA purchases plastic preforms, as well as returnable plastic bottles, at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina S.A., a bottler of TCCC with operations in Argentina, Chile, Brazil and Paraguay in which TCCC has a substantial interest.

Coca-Cola FEMSA purchases products from Jugos del Valle, a joint business acquired together with TCCC, in the amount of Ps. 3,718, Ps. 3,234 million and Ps. 2,918 million in 2023, 2022 and 2021, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of Coca-Cola FEMSA’s product portfolio. As of April 23, 2024, Coca-Cola FEMSA held a 28.2% interest in Jugos del Valle.

Coca-Cola FEMSA purchases products from Leão Alimentos, a business acquired together with TCCC, in the amount of Ps. 181 million, Ps. 215 million, and Ps. 1,320 million in 2023, 2022 and 2021, respectively, which is mainly related to certain juice-based beverages and teas that are part of Coca-Cola FEMSA’s product portfolio. As of April 23, 2024, Coca-Cola FEMSA held a 25.1% indirect interest in Leão Alimentos.
ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” on pages F-1 through F-202, incorporated herein by reference.
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

Coca-Cola FEMSA
Tax Proceeding against Coca-Cola FEMSA Costa Rica. In 2013, the Costa Rican National Institute of Rural Development (Instituto Nacional de Desarrollo Rural or the INDER) questioned Coca-Cola FEMSA’s Costa Rican subsidiary’s method of calculating the contribution to the INDER (excise tax) for the period from 2009 to 2012. Prior to a change in law on November 29, 2012, which specifically provided how to calculate this excise tax (by multiplying a fixed amount in Costa Rican colones by the milliliters of products sold), Coca-Cola FEMSA’s Costa Rican subsidiary calculated the excise tax based on production costs. However, the INDER’s interpretation is that the excise tax had to be calculated based on the sales price, including the profit margin, of the products. As a result, the INDER requested the payment of the unpaid contribution amounts for the 2009-2012 period. Coca-Cola FEMSA filed, through an administrative procedure, an appeal against such requirement, which was denied. Coca-Cola FEMSA has contested this claim through a legal proceeding, which is still pending resolution and has filed a motion for a stay of execution until the legal proceeding is finally resolved, through which Coca-Cola FEMSA deposited a guarantee in an escrow account in favor of the INDER. Coca-Cola FEMSA obtained a favorable resolution in such motion.

For a description of other unsettled lawsuits with tax authorities and other parties, see Note 26.6 to our consolidated financial statements.

Significant Changes

Except as disclosed under "Information on the Company" in Item 4, no significant changes have occurred since the date of the annual financial statements included in this annual report.

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
•Series D-L Shares (“Series D-L Shares”).
Series B Shares have full voting rights, and Series D-B and D-L Shares have limited voting rights. The shares of our company are not separable and may be transferred only in the following forms:
•B Units, consisting of five Series B Shares; and
•BD Units, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.
The following table sets forth information regarding our capital stock issued as of March 8, 2024.

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

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 31, 2024, approximately 47.55% of BD Units traded in the form of ADSs.
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
Organization and Registry
We are a publicly listed company with variable capital (sociedad anónima bursátil de capital variable) organized in Mexico under the Mexican General Corporations Law (Ley General de Sociedades Mercantiles) and the Mexican Exchange Market Law (Ley del Mercado de Valores). We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima, and our current corporate name is Fomento Económico Mexicano, S.A.B. de C.V. We are registered in the Public Registry of Property and Commerce (Registro Público de la Propiedad y del Comercio) of Monterrey, Nuevo León.
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
Holders of Series D Shares are also entitled to vote on the matters that they are expressly authorized to vote on by the Mexican Exchange Market Law and at any extraordinary shareholders meeting called to consider any of the following matters:
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
The Mexican Exchange Market Law, the Mexican General Corporations Law and our bylaws provide for certain minority shareholder protections. These minority protections include provisions that permit:
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
Shareholders Meetings
General shareholders meetings may be ordinary meetings or extraordinary meetings. Extraordinary meetings are those called to consider certain matters specified in Article 182 and 228 BIS of the Mexican General Corporations Law, Articles 53 and 108(ii) of the Mexican Exchange Market Law and in our bylaws. These matters include: amendments to our bylaws, liquidation, dissolution, merger, spin-off and transformation from one form of corporate organization to another, issuance of preferred stock and increases and reductions of the fixed portion of our capital stock. In addition, our bylaws require a general shareholders’ extraordinary meeting to consider the cancellation of the registration of shares with the Mexican Registry of Securities (“RNV”) or with other foreign stock exchanges on which our shares may be listed, the amortization of distributable earnings into capital stock, and an increase in our capital stock in terms of the Mexican Exchange Market Law. General meetings called to consider all other matters, including increases or decreases affecting the variable portion of our capital stock, are ordinary meetings. An ordinary meeting must be held at least once each year within the first four months following the end of the preceding fiscal year. Holders of BD Units or B Units are entitled to attend all shareholders meetings of the Series B Shares and Series D Shares and to vote on matters that are subject to the vote of holders of the underlying shares.
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
Shareholders meetings may be called by the board of directors, the audit committee or the corporate practices committee and, under certain circumstances, a Mexican court. Additionally, holders of 10% or more of our capital stock may require the chairman of the board of directors, or the chairman of the audit or corporate practices committees to call a shareholders meeting. A notice of meeting and an agenda must be published in the electronic system of the Secretary of Economy (Secretaría de Economía) and in the Official State Gazette of Nuevo León (Periódico Oficial del Estado de Nuevo León) or a newspaper of general distribution in Monterrey, Nuevo León, Mexico at least 15 days prior to the date set for the meeting. Notices must set forth the place, date and time of the meeting and the matters to be addressed and must be signed by whoever convened the meeting. Shareholders meetings will be deemed validly held and convened without a prior notice or publication only to the extent that the required quorum representing our capital stock are fully represented. All relevant information relating to the shareholders meeting must be made available to shareholders starting on the date of publication of the notice involving such shareholders meeting. To attend a meeting, shareholders must deposit their shares with our company or with Indeval or an institution for the deposit of securities prior to the meeting as indicated in the notice. If entitled to attend a meeting, a shareholder may be represented by an attorney-in-fact.
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
Dividend Rights
At the AGM, the board of directors submits the financial statements of our company for the previous fiscal year, together with a report thereon by the board of directors. Once the holders of Series B Shares have approved the financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our capital stock. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including a reserve for buyback programs of our shares. The remainder of net profits is available for distribution in the form of dividends to the shareholders. Dividends may only be paid if net profits are enough to offset losses from prior fiscal years.
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
Preemptive Rights
Under Mexican law, except in limited circumstances which are described below, in the event of an increase in our capital stock, a holder of record generally has the right to subscribe shares of a series held by such holder enough to keep such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Official State Gazette. As a result of applicable United States securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the deposit agreement. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.
Our bylaws provide that shareholders will not have preemptive rights to subscribe shares in the event of a capital stock increase or listing of treasury stock in any of the following events: (i) merger of our company; (ii) conversion of obligations (conversión de obligaciones) in terms of the Mexican General Credit Instruments and Credit Operations Law (Ley General de Títulos y Operaciones de Crédito); (iii) public offering made according to the terms of articles 53, 56 and related provisions of the Mexican Exchange Market Law; and (iv) capital increase made through the payment in kind of the issued shares or through the cancellation of debt of our company.
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
Management of our Company
Management of our company is entrusted to the board of directors and also to the chief executive officer, who is required to follow the strategies, policies and guidelines approved by the board of directors and the authority, obligations and duties expressly authorized in the Mexican Exchange Market Law.
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

Authority of the Board of Directors
The board of directors is our legal representative and is authorized to take any action in connection with our operations not expressly reserved to our shareholders. Pursuant to the Mexican Exchange Market Law, the board of directors must approve, observing at all moments their duty of care and duty of loyalty, among other matters:
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
Redemption
We may redeem part of our shares for cancellation with distributable earnings pursuant to a decision of an extraordinary shareholders meeting. Only shares subscribed and fully paid for may be redeemed. Any shares intended to be redeemed shall be purchased on the Mexican Stock Exchange in accordance with the Mexican General Corporations Law and the Mexican Exchange Market Law. No shares will be redeemed, if as a consequence of such redemption, the Series D and Series L Shares in the aggregate exceed the percentages permitted by our bylaws or if any such redemption will reduce our fixed capital below its minimum.
Repurchase of Shares
According to our bylaws, subject to the provisions of the Mexican Exchange Market Law and under rules issued by the CNBV, we may repurchase our shares at any time at the then prevailing market price. The maximum amount available for repurchase of our shares must be approved at the AGM and may not exceed retained earnings. The economic and voting rights corresponding to such repurchased shares may not be exercised while our company owns the shares.
In accordance with the Mexican Exchange Market Law, our subsidiaries may not purchase, directly or indirectly, shares of our capital stock or any security that represents such shares.
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
Delisting of Shares
In the event of a cancellation of the registration of any of our shares with the RNV, whether by order of the CNBV or at our request with the prior consent of 95% of the holders of our outstanding capital stock, our bylaws and the new Mexican Exchange Market Law require us to make a public offer to acquire these shares prior to their cancellation.
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
In the event of actions derived from any breach of the duty of care and the duty of loyalty, liability is exclusively in favor of our company. The Mexican Exchange Market Law establishes that liability may be imposed on the members and the secretary of the board of directors, as well as to the relevant officers.
Notwithstanding, the Mexican Exchange Market Law provides that the members of the board of directors will not incur, individually or jointly, liability for damages and losses caused to our company, when their acts were made in good faith, in any of the following events: (i) the directors complied with the requirements of the Mexican Exchange Market Law and with our company’s bylaws; (ii) the decision making or voting was based on information provided by the relevant officers, the external auditor or the independent experts, whose capacity and credibility do not offer reasonable doubt; (iii) the negative economic effects could not have been foreseen, based on the information available; and (iv) they comply with the resolutions of the shareholders’ meeting when such resolutions comply with applicable law.
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
Our directors may be liable for damages for failing to comply their duty of care if such failure causes economic damage to us or our subsidiaries and the director (i) failed to attend board of directors’ or committee meetings and as a result of such failure, the board of directors was unable to take action, unless such absence is approved by the shareholders meeting, (ii) failed to disclose to the board of directors or the committees material information necessary for the board of directors to reach a decision, unless legally or contractually prohibited from doing so in order to maintain confidentiality and (iii) failed to comply with the duties imposed by the Mexican Exchange Market Law or our bylaws.

Fiduciary Duties—Duty of Loyalty
The Mexican Exchange Market Law provides that the directors and secretary of the board of directors shall keep confidential any non-public information and matters about which they have knowledge as a result of their position. Also, directors should abstain from participating, attending or voting at meetings related to matters where they have a conflict of interest.
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
•approve of transactions without complying with the requirements of the Mexican Exchange Market Law;
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
The U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs generally is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Subject to certain expectations for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or “PFIC,” as further explained below under “Passive Foreign Investment Company Rules”). The income tax treaty between Mexico and the United States has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2023 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2024 taxable year.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include new requirements adopted by the IRS in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under recently issued temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

The availability and calculation of foreign tax credits and deductions for foreign taxes depend on a U.S. holder’s particular circumstances and involve the application of complex rules to those circumstances. The temporary guidance discussed above also indicates that the Treasury Department and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of these rules to their particular situations.

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

A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the ADSs against such U.S. holder’s federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under recently issued temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the Mexican tax qualifies as a creditable tax, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or disposition of the ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury Department and the IRS are considering proposed amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to a sale or other disposition of the ADSs and any Mexican tax imposed on such sale or disposition.

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
Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2024 taxable year. However, the determination of whether we are a PFIC must be made annually after the close of the taxable year and based on the facts and circumstances at that time, some of which may be beyond our control, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, no assurance can be given that we will not be a PFIC in the current year or in future years. If we are classified as a PFIC, and you do not make one of the elections described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your ADSs at death.

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
Bottler Agreements
Bottler agreements entered into by Coca-Cola FEMSA are described in Item 4, pages 39-40, of Coca-Cola FEMSA’s Form 20-F filed on April 12, 2024, which pages in relevant part are hereby incorporated by reference.

Debt Agreements
See “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Instruments” for a brief discussion of certain terms of our significant debt agreements.
Agreements with our affiliates and associated companies
See “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for a discussion of other transactions and agreements with our affiliates and associated companies.
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
Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2023, we had outstanding total debt of Ps. 136,824 million, of which 7.9% bore interest at variable interest rates and 92.1% bore interest at fixed interest rates. After giving effect to derivative hedging contracts, as of December 31, 2023, 82.6% of our total debt was fixed rate and 17.4% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage includes the effect of cross-currency and interest rate swaps). The interest rate on our variable rate debt is determined by reference to the Secured Overnight Financing Rate (“SOFR,” a benchmark rate used for US dollar loans), the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”), and the Treasury Certificates (Certificados de la Tesorería, or “CETES”) rate. SOFR is subject to U.S. and international regulatory guidance and proposals for reform. These reforms and other pressures may cause SOFR to become unavailable or to perform or be reported differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our floating rate debt or exposure under our interest rate derivative transactions. We do not anticipate a significant impact to our financial position given our current mix of variable and fixed-rate debt, taking into account the impact of our interest rate hedging. If any of the above-described reference rates increase, our interest payments would consequently increase.

The table below provides information about our derivative financial instruments that are sensitive to changes in interest rates and exchange rates. The table presents notional amounts and weighted average interest rates by expected contractual maturity dates. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on the reference rates on December 31, 2023, plus spreads contracted by us. Our derivative financial instruments’ current payments are denominated in U.S. dollars and Mexican pesos. All of the payments in the table are presented in Mexican pesos, our reporting currency, utilizing the December 31, 2023 exchange rate of Ps. 16.8998 per U.S. dollar.

The table below also includes the estimated fair value as of December 31, 2023 of:
•short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;
•long-term notes payable based on quoted market prices; and
•cross-currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2023.

As of December 31, 2023, the fair value represents a decrease in total debt. This represents Ps. 11,780 million less than book value.

		As of December 31, (1)
													Carrying		Fair		Carrying
													Value at		Value at		Value at
(in millions of Mexican pesos)	2024		2025		2026		2027		2028		2029 and Thereafter		December 31, 2023		December 31, 2023		December 31, 2022
Short-term debt:
Fixed-rate debt:
Euros
Bank loans		15										—		15		15		—
Interest rate		2.6%												2.6%		—		—%
Argentine pesos
Bank loans		72		—		—		—		—		—		72		72		—
Interest rate		130.0%		—		—		—		—		—		130.0%		—		—%
Chilean pesos
Bank loans		633		—		—		—		—		—		633		633		1,072
Interest rate		9.6%		—		—		—		—		—		9.6%		—		12.3%
Variable-rate debt:
Mexican pesos
Bank loans		979		—		—		—		—		—		979		978		790
Interest rate		13.3%		—		—		—		—		—		13.3%		—		12.5%
Total short-term debt	Ps.	2,453	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,453	Ps.	2,452	Ps.	1,862

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2023		Fair Value at December 31, 2023		Carrying Value at December 31, 2022⁽¹⁾
											2029 and Thereafter
(in millions of Mexican pesos)	2024		2025		2026		2027		2028
Long-term debt:
Fixed-rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	9,064	Ps.	—	Ps.	5,473	Ps.	4,451	Ps.	18,988	Ps.	18,088	Ps.	24,563
Interest rate		—		—		2.6%		—		0.5%		1.0%		1.6%		—		0.8%
Promissory notes		616		—		—		168		—		280		1,064		1,064		2,448
Interest rate		1.1%		—		—		2.1%		—		2.4%		1.3%		—		1.4%
Swiss franc
Promissory notes		463		—		—		—		—		—		463		463		482
Interest rate		0.8%		—		—		—		—		—		0.8%		—		0.8%
U.S. dollars
Yankee bond (2)		—		—		—		—		—		36,352		36,352		33,719		41,429
Interest rate		—		—		—		—		—		3.1%		3.1%		—		3.1%
Bank of NY (FEMSA USD 2023)		—		—		—		—		—		—		—		—		5,808
Interest rate (1)		—		—		—		—		—		—		—%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		7,121		7,121		6,379		13,405
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		26,162		26,162		19,917		48,170
Interest rate (1)		—		—		—		—		—		3.5%		3.5%		—		3.5%
Bank loans		1,968		115		—		—		—		—		2,083		2,083		2,320
Interest rate		3.6%		6.7%		—		—		—		—		3.8%		—		5.1%
Mexican pesos
(CEBUR MXN L22-2L)		—		—		—		—		—		8,434		8,434		8,678		8,436
Interest rate (1)		—		—		—		—		—		9.7%		9.7%		—		9.7%
Domestic senior notes		—		—		—		8,495		9,960		5,491		23,946		22,439		31,438
Interest rate		—		—		—		7.9%		7.4%		10.0%		8.1%		—		7.5%
Bank loans		184		24		91		194		151		—		644		644		429
Interest rate		11.0%		8.7%		9.5%		12.0%		12.8%		—		11.4%		—		10.0%
Brazilian reais
Bank loans		21		—		—		—		—		—		21		21		56
Interest rate		6.9%		—		—		—		—		—		6.9%		—		7.0%
Chilean pesos
Bank loans		27		—		—		—		—		—		27		27		317
Interest rate		9.3%		—		—		—		—		—		9.3%		—		1.2%
Uruguayan pesos
Bank loans		—		—		—		—		—		—		—		—		976
Interest rate		—		—		—		—		—		—		—%		—		6.3%
Subtotal	Ps.	3,279	Ps.	139	Ps.	9,155	Ps.	8,857	Ps.	15,584	Ps.	88,291	Ps.	125,305	Ps.	113,522	Ps.	180,277

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2023		Fair Value at December 31, 2023		Carrying Value at December 31, 2022⁽¹⁾
											2029 and Thereafter
(in millions of Mexican pesos)	2024		2025		2026		2027		2028
Variable-rate debt:
Euro
Promissory notes	Ps.	1,700	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,700	Ps.	1,700	Ps.	2,560
Interest rate		4.8%		—		—		—		—		—		4.8%		—		1.1%
Swiss franc
Promissory notes		603		—		—		—		—		—		603		603		691
Interest rate		2.1%		—		—		—		—		—		2.1%		—		0.8%
Mexican pesos
(CEBUR MXN L22)		—		—		—		826		—		—		826		832		827
Interest rate(1)		—		—		—		11.6%		—		—		11.6%		—		10.9%
Domestic senior notes		—		1,728		2,925		—		—		—		4,653		4,650		4,650
Interest rate (1)		—		11.6%		11.6%		—		—		—		11.6%		—		10.4%
Bank Loans		410		10		—		434		416		—		1,270		1,270		542
Interest rate (1)		12.8%		13.7%		—		13.6%		12.7%		—		13.0%		—		12.9%
Brazilian reais
Bank loans		6		6		2		—		—		—		14		14		28
Interest rate		8.8%		8.9%		8.9%		—		—		—		8.9%		—		9.8%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		33
Interest rate		—		—		—		—		—		—		—		—		5.9%
Chilean pesos
Bank loans		—		—		—		—		—		—		—		—		271
Interest rate		—		—		—		—		—		—		—		—		4.9%
Subtotal	Ps.	2,719	Ps.	1,744	Ps.	2,927	Ps.	1,260	Ps.	416	Ps.	—	Ps.	9,066	Ps.	9,069	Ps.	9,602
Total long-term debt	Ps.	5,998	Ps.	1,883	Ps.	12,082	Ps.	10,117	Ps.	16,000	Ps.	88,291	Ps.	134,371	Ps.	122,591	Ps.	189,879
Current portion of long-term debt														(5,998)				(16,479)
													Ps.	136,824			Ps.	191,741

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Interest rate derivatives that have been designated as fair value hedge relationships have been used by Coca-Cola FEMSA to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss on financial instruments” in the period in which they occur. During 2022, we are applying IFRS 9 to the hedged portion of the Senior Notes of US$ 705, which are linked to an interest rate swap. Starting in this year, the hedging gain or loss will adjust the carrying amount of the hedged item and will be recognized in P&L under “Market value (gain) loss in financial instruments”. As of December 31, 2023, the Company recognized a loss of Ps. 371 in the income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in USD, that resulted from increases in interest rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2023 would increase our interest expense by approximately Ps. 187 million, or 3.2%, over the 12-month period of 2023, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we operate, relative to the U.S. dollar. In 2023, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency at December 31, 2023

		% of Consolidated
		Total
Region	Currency	Revenues
Mexico and Central America	Mexican peso, Guatemalan quetzal, Panamanian balboa, Costa Rican colon, Nicaraguan córdoba and U.S. dollar	73%

South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso, Uruguayan peso and Peru sol	21%

Europe	Euros and Swiss francs	6%

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we operate, are denominated in U.S. dollars. As of December 31, 2023, after giving effect to all cross-currency swaps and interest rate swaps, 52.5% of our long-term indebtedness was denominated in Mexican pesos, 26.3% was denominated in U.S. Dollars, 8.5% was denominated in euros, 10.3% was denominated in Brazilian reais, 1.0% was denominated in Chilean pesos, 0.6% was denominated in Colombian pesos and 0.7% in Swiss franc. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Chilean pesos and U.S. dollars. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.
Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar and euro-denominated debt obligations as shown in the interest rate risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.
As of December 31, 2023, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was (i) Ps. 11,449 million that expire in 2024, for which we have recorded a net fair value liability of Ps. 537 million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2023, a loss of Ps. 180 million on expired forward agreements was recorded in our consolidated results.
As of December 31, 2022, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was (i) Ps. 10,828 million that expired in 2023, for which we have recorded a net fair value liability of Ps. 338 million; (ii) Ps. 2 million that expire in 2024, for which we have recorded a net fair value liability less than a million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2022, a loss of Ps. 565 million on expired forward agreements was recorded in our consolidated results.
As of December 31, 2021, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was (i) Ps. 6,384 million that expired in 2022, for which we have recorded a net fair value liability of Ps. 26 million; (ii) Ps. 23 million that expired in 2023, for which we have recorded a net fair value liability of Ps. 2 million; (iii) Ps. 2 million that expire in 2024, less than a million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2021, a loss of Ps. 41 million on expired forward agreements was recorded in our consolidated results.

As of December 31, 2023, we had long-term debt in the amount of € 534 million. In March 2023, the Company made a tender offer in international markets for a principal amount of €404 million in debt securities maturing in 2028 and €259 million in debt securities maturing in 2033, with a settlement price of €347 million for maturing in 2028 and €197 million for maturing in 2033, which includes accrued expenses. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the consolidated income statement, representing a gain of Ps. 2,416 million. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. During 2023, the Company divested its investment in Heineken. Therefore, the net investment hedge was discontinued, recycling the effects of Heineken’s hedge in the consolidated income statements, which amount to a gain of Ps. 5,763 million (See Note 4.3.1 to our consolidated financial statements).
Additionally, as of December 31, 2023, we have long-term debt in the amount of U.S. $1,557 million. In March 2023, the Company made a tender offer in international markets for a principal amount of U.S. $943 million related with these senior notes, with a settlement price of U.S. $715 million, which includes accrued expenses. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the consolidated income statement, representing a gain of Ps. 4,199 million. We have designated a portion of the non-derivative financial liability as a hedge on the net investment in our stake hold in Specialized Distribution and JRD. During 2023, the Company divested its investments in JRD and Envoy; as a result of these transactions, the net investment hedge was discontinued, recycling the effects of Envoy’s hedge in the consolidated income statements, which amount to a gain of Ps. 3,910 million; while in the case of JRD’s hedge, it remained in other comprehensive income, as this investment was classified as FVOCI, which amount to a gain of Ps. 1,188 million.

As of December 31, 2022, we had long-term debt in the amount of € 1,200 million. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange gain, net of tax, of Ps. 2,179 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income. Additionally, as of December 31, 2022, we have long-term debt in the amount of U.S. $2,500 million. We have designated a portion of the non-derivative financial liability as a hedge on the net investment in our stake hold in Specialized Distribution and JRD. We recognized a foreign exchange gain, net of tax, of Ps. 1,498 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income.
As of December 31, 2021, we had long-term debt in the amount of € 1,200 million. We have designated a non-derivative financial liability as a hedge on the net investment in our stake hold in Heineken. We recognized a foreign exchange gain, net of tax, of Ps. 840 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income. Additionally, as of December 31, 2021, we had long-term debt in the amount of U.S. dollars $2,500. We have designated a portion of the non-derivative financial liability as a hedge on the net investment in our stake hold in Specialized Distribution and JRD. We recognized a foreign exchange loss, net of tax, of Ps. 722 million, which is as part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income.
The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian real and Colombian peso, would have on our equity and profit or loss:

			Effect on Equity
	Change in		(in millions of
	Exchange		Mexican
Foreign Currency Risk	Rate		pesos)
2023
FEMSA(1)	+11% MXN/USD	Ps.	9
	‑11% MXN/USD		(9)
	+7% CHF/EUR		78
	‑7% CHF/EUR		(78)
	+7% EUR/USD		(6)
	‑7% EUR/USD		6
Coca-Cola FEMSA	+11% MXN/USD		465
	‑11% MXN/USD		(465)
	+12% BRL/USD		521
	‑12% BRL/USD		(521)
	+16% COP/USD		225

	‑16% COP/USD		(225)
	+120% ARS/USD		685
	‑120% ARS/USD		(685)
	+5% UYU/USD		20
	‑5% UYU/USD		(20)
	+7% CRC/USD		15
	-7% CRC/USD		(15)
2022
FEMSA(1)	+10% MXN/USD	Ps.	6
	‑10% MXN/USD		(6)
	+10% MXN/EUR		1
	‑10% MXN/EUR		(1)
	+7% CHF/EUR		44
	‑7% CHF/EUR		(44)
Coca-Cola FEMSA	+10% MXN/USD		512
	‑10% MXN/USD		(512)
	+18% BRL/USD		550
	‑18% BRL/USD		(550)
	+7% UYU/USD		25
	‑7% UYU/USD		(25)
	+17% COP/USD		112
	‑17% COP/USD		(112)
	+3% ARS/USD		10
	‑3% ARS/USD		(10)
	+7% CRC/USD		24
	-7% CRC/USD		(24)
2021
FEMSA(1)	+11% MXN/USD	Ps.	4
	‑11% MXN/USD		(4)
	+16% BRL/USD		37
	‑16% BRL/USD		(37)
Coca-Cola FEMSA	+11% MXN/USD		298
	‑11% MXN/USD		(298)
	+16% BRL/USD		284
	‑16% BRL/USD		(284)
	+4% UYU/USD		7
	‑4% UYU/USD		(7)
	+11% COP/USD		81
	‑11% COP/USD		(81)
	+1% ARS/USD		3
	‑1% ARS/USD		(3)
	+3% CRC/USD		10
	‑3% CRC/USD		(10)

(1)Does not include Coca-Cola FEMSA.

As of December 31, 2023, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 954 million that expire in 2024, for which we have recorded a net fair value asset of Ps. 68 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 49,834 million that expire in 2025, for which we have recorded a net fair value asset of Ps. 118 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,045 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 919 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,949 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 1,382 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,009 million that expire in 2028, for which we have recorded a net fair value asset of Ps. 89 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 20 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 337 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 13,633 million that expire in 2030, for which we have recorded a net fair value liability of Ps. 803 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 845 million that expire in 2032, for which we have recorded a net fair value liability of Ps. 51 million; (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,931 million that expire in 2033, for which we have recorded a net fair value asset of Ps. 117 million; (x) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 10,000 million that expire in 2035, for which we have recorded a net fair value liability of Ps. 3,809 million; (xi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 5,398 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 1,877 million; and (xii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 3,471 million that expire in 2050, for which we have recorded a net fair value asset of Ps. 1,235 million.
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

Certain cross-currency swap instruments did not meet the hedging criteria for accounting purposes. For the years ended December 31, 2023, 2022 and 2021 changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a gain of Ps. 141 in 2023, a loss of Ps. 2,270 in 2022 and a gain of Ps. 80 million in 2021.

A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2023 would result in a foreign exchange loss decreasing our consolidated net income by approximately Ps. 10,962 million over the 12-month period of 2023, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and euros.

As of April 15, 2024, the exchange rates relative to the U.S. dollar of all the countries where we operate, as well as their depreciation/appreciation effect compared to December 31, 2023, were as follows:

		Exchange Rate
		as of April 15,	(Depreciation) /
Country	Currency	2024	Appreciation
Mexico	Mexican peso	16.4583	2.6%
Brazil	Brazilian reais	5.17	(6.9)%
Colombia	Colombian peso	3,864.97	(1.1)%
Argentina	Argentine peso	868.00	(7.4)%
Costa Rica	Colon	504.30	4.3%
Guatemala	Quetzal	7.77	0.7%
Nicaragua	Cordoba	36.62	—
Panama	U.S. dollar	1.00	—
Euro Zone	Euro	0.93	(3.0)%
Peru	Nuevo sol	3.73	(0.3)%
Chile	Chilean peso	964.59	(10.0)%
Uruguay	Uruguayan peso	38.89	0.3%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we operate, relative to the U.S. dollar, occurring on December 31, 2023, would produce a reduction (or gain) in stockholders’ equity as follows:

		Reduction in
Country	Currency	Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	10,962
Brazil	Brazilian reais	3,467
Colombia	Colombian peso	1,429
Costa Rica	Colon	340
Argentina	Argentine peso	228
Guatemala	Quetzal	157
Nicaragua	Cordoba	117
Panama	U.S. dollar	292
Peru	Nuevo sol	26
Chile	Chilean peso	2,122
Uruguay	Uruguayan peso	177
Ecuador	U.S. dollar	55
Euro Zone	Euro	178
U.S.A.	U.S. dollar	3,807

Equity Risk

As of December 31, 2023 and 2022, we did not have any equity derivative agreements that exposed us to equity risk.

On March 15, 2024, we entered into an ASR agreement with a financial institution in the U.S. to repurchase certain of our shares through the acquisition of ADSs. See "Item 4. Information on the Company––Recent Developments."

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2023, we had various derivative instruments contracts with maturity dates in 2024 and 2025, notional amounts of Ps. 3,985 million and a net fair value asset of Ps. 25 million. The results of our commodity price contracts expired for the years ended December 31, 2023, 2022 and 2021 were a loss of Ps. 430 million, Ps. 599 million and Ps.1,245 million, respectively, which were recorded in the results of each year.
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

Please see Exhibit 2.20 to this annual report for more information.
Direct and Indirect Payments by the Depositary
The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2023, this amount was US$2,828,998.75.

ITEMS 13-14. NOT APPLICABLE

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures
We have evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (or the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation under the 2013 framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.
In accordance with applicable guidance provided by SEC, our management assessment and conclusions of internal control effectiveness over financial reporting as of December 31, 2023 excludes an assessment of the internal control over financial reporting of the acquisition of NetPay, S.A.P.I de C.V.. This acquisition represented 0.09% and 0.07% of our total assets and net assets, respectively, as of December 31, 2023, and 0.23% and (0.01)% of our revenues and net income, respectively, for the year ended December 31, 2023.
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Mancera, S.C., a member practice of Ernst & Young Global Limited, an independent registered public accounting firm, as stated in its report included herein.
(c) Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Fomento Económico Mexicano, S.A.B. de C.V.
Opinion on Internal Control over Financial Reporting
We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) (the COSO criteria). In our opinion, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of NetPay, S.A.P.I. de C.V. which is included in the 2023 consolidated financial statements of the Company and constituted 0.09% and 0.07% of total and net assets, respectively, as of December 31, 2023 and 0.23% and (0.01)% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of this entity.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes, and our report dated April 23, 2024, expressed an unqualified opinion thereon based on our audits and the report of other auditors.
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

Mancera, S.C.
A member practice of

Ernst & Young Global Limited

/s/ MANCERA, S.C.
San Pedro Garza Garcia, Mexico
April 23, 2024

(d) Changes in Internal Control over Financial Reporting
There has been no change in our internal control over financial reporting during 2023 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our shareholders and our board of directors have designated Víctor Alberto Tiburcio Celorio under the Mexican Exchange Market Law and applicable U.S. securities laws and NYSE listing standards, as “audit committee financial expert” within the meaning of this Item 16A. See “Item 6. Directors, Senior Management and Employees—Directors.”

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics, within the meaning of this Item 16B of Form 20-F. Our code of ethics applies to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, our directors and other officers and employees, as well as any third party with which FEMSA engages. Our code of ethics is available on our website at https://www.femsa.com/en/press-room/documents/code-of-ethics/. If we amend the provisions of our code of ethics that apply to our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees
For the fiscal years ended December 31, 2023, 2022 and 2021 Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.
The following table summarizes the aggregate fees billed to us in 2023, 2022 and 2021 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2023		2022		2021
	(in millions of Mexican pesos)
Audit fees	Ps.	287	Ps.	215	Ps.	159
Audit-related fees		10		12		19
Tax fees		23		23		17
Other fees		14		1		—
Total	Ps.	334	Ps.	251	Ps.	195

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
ITEM 16D. NOT APPLICABLE

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table summarizes our purchases of BD Units in the twelve months ended December 31, 2023.

Purchases of Equity Securities

					Approximate Value
				Total Number of	(in million Ps.)
				BD Units	of BD Units
	Total Number			Purchased as	that May Yet Be
	of BD Units	Average Price		Part of Publicly	Purchased Under
	Purchased	(in Ps.) Paid		Announced Plans	the Plans or
Period	(a) (b)	per BD Units		or Programs (b)	Programs (b)
January 1, 2023 through January 31, 2023	515,500	Ps.	158.9	—	Ps. 17,000
February 1, 2023 through February 28, 2023	430,948		164.2	—	17,000
March 1, 2023 through March 31, 2023	2,241,515		164.8	—	17,000
April 1, 2023 through April 30, 2023				—	17,000
May 1, 2023 through May 31, 2023				—	17,000
June 1, 2023 through June 30, 2023				—	17,000
July 1, 2023 through June 31, 2023				—	17,000
August 1, 2023 through August 31, 2023				—	17,000
September 1, 2023 through September 30, 2023	807,632		198.9	—	17,000
October 1, 2023 through October 31, 2023	92,109		196.2	—	17,000
November 1, 2023 through November 30, 2023	443,895		215.2	368,878	16,921
December 1, 2023 through December 31, 2023	80,273		227.5	12,422	16,918
Total in 2023	4,611,872	Ps.	176.6	381,300	Ps. 16,918

(a) BD Units purchased includes purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be "purchases by an affiliated purchaser of us." See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

(b) On March 31, 2023, our shareholders authorized the purchase of up to Ps. 17,000 million of our common stock, including our BD Units, during the fiscal year 2023, amount which did not exceed the total balance of the Company's net income, including retained earnings, as of such date.

On March 15, 2024, we entered into an ASR agreement with a financial institution in the U.S. to repurchase certain of our shares through the acquisition of ADSs. See "Item 4. Information on the Company––Recent Developments."

ITEM 16F. NOT APPLICABLE

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to Rule 303A.11 of the Listed Company Manual of the NYSE, we are required to provide a summary of the significant ways in which our corporate governance practices differ from those required for U.S. companies under the NYSE listing standards. We are a Mexican corporation with shares listed on the Mexican Stock Exchange. Our corporate governance practices are governed by our bylaws, the Mexican Exchange Market Law and the regulations issued by the CNBV. We also disclose the extent of compliance with the Mexican Code of Principles and Best Corporate Governance (Código de Principios y Mejores Prácticas de Gobierno Corporativo), which was created by a group of Mexican business leaders and was endorsed by the Mexican Stock Exchange.
The table below discloses the significant differences between our corporate governance practices and the NYSE standards.

NYSE Standards	Our Corporate Governance Practices

Directors independence: A majority of the board of directors must be independent.	Directors independence: Pursuant to the Mexican Exchange Market Law, we are required to have a board of directors with a maximum of 21 members, 25% of whom must be independent. The Mexican Exchange Market Law sets forth, in article 26, the definition of “independence,” which differs from the one set forth in Section 303A.02 of the Listed Company Manual of the NYSE. Generally, under the Mexican Exchange Market Law, a director is not independent if such director: (i) is an employee or a relevant officer of the company or its subsidiaries; (ii) is an individual with significant influence over the company or its subsidiaries; (iii) is a shareholder or participant of the controlling group of the company; (iv) is a client, supplier, debtor, creditor, partner or employee of an important client, supplier, debtor or creditor of the company; or (v) is a family member of any of the aforementioned persons. In accordance with the Mexican Exchange Market Law, our shareholders are required to make a determination as to the independence of our directors at an ordinary meeting of our shareholders, though the CNBV may challenge that determination. Our board of directors is not required to make a determination as to the independence of our directors.

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

Mexican law does not require us to have a Nominating Committee. However, our Corporate Practices and Nominations Committee was recently added with nominating functions. Our Corporate Practices and Nominations Committee is composed of four members, and as required by the Mexican Exchange Market Law and our bylaws, the four members are independent, and its chairman is elected at the shareholders’ meeting.

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
Audit Committee: Our Audit Committee, which consists of four members, aligns with the regulations outlined in the Mexican Exchange Market Law. Each member of the Audit Committee is an independent director, and its chairman is elected at the shareholders’ meeting.

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

ITEM 16H. NOT APPLICABLE

ITEM 16I. NOT APPLICABLE

Item 16K. CYBERSECURITY

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats, including risks relating to disruption of business operations, financial reporting systems, intellectual property theft, fraud, extortion, harm to employees or customers, violations of privacy laws, reputational and other litigation and legal risks, as part of our overall risk management system and processes.

Our cybersecurity risk management processes focus on (i) the identification, (ii) the analysis and evaluation, and (iii) the mitigation of potential threats across critical business and operational areas of our organization. Such areas are delineated by top management, and are determined based on their outcomes and their financial, reputational and operative impact.These measures are aimed towards mitigating risks and safeguarding our sensitive information from potential security breaches. To assist with the identification of potential threats, we have robust set of internal procedures designed to accurately identify both internal and external threats. This includes comprehensive vulnerability management processes, rigorous external and internal penetration testing, the use of cyber intelligence, and continuous monitoring of emerging and existing threats. To assist with the analysis and evaluation of identified threats, we perform risk assessments processes and validate with reliable external sources, as product manufactures, industries experts, information security organizations and government best practices and bulletins. Finally, we mitigate cybersecurity-related threats through the implementation of remediation plans that assure the correct mitigation of potential adverse impacts.

Additionally, as part of our cybersecurity risk management procedures, we, on a tri-annual basis, engage external parties to perform technical and process-related assessments of our cybersecurity controls. These third-party evaluations aim to enhance the strength of our information security controls and to ensure adequate protection and control of potential threats.

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. See “Item 3—Risk Factors” for more information on our cybersecurity-related risks.

The cybersecurity risk management processes described above are managed by FEMSA’s Chief Information Security Officer (the “CISO”), who is primarily responsible for the oversight of risks from cybersecurity threats. Furthermore, both the CISOs within each of our business units and FEMSA’s CISO bear the responsibility for monitoring any risks that surpass our predetermined risk tolerance thresholds and adopting follow-up actions to address such risks effectively. The Board of Directors determined that retaining responsibility for the oversight of risks from cybersecurity threats is appropriate, due to the impact that these risks have on our organization. To fulfill this responsibility, the Board of Directors receives quarterly reports regarding cybersecurity risks from the FEMSA CISO. These reports include information regarding information security risks and the corresponding mitigation strategies and actions adopted to address such risks.

ITEM 17. NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-122, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Amended and restated bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on March 31, 2023 (English translation).

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

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 23, 2023.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 23, 2023.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 23, 2023.

15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.

15.2	Consent letter of Deloitte Accountants B.V.

97	FEMSA Policy for the Recovery of Erroneously Awarded Compensation, effective as of October, 2023.

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Date: April 23, 2024

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Eugenio Garza y Garza
Eugenio Garza y Garza
Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MÉXICO

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“the Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits, and for 2022 and 2021, the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the 2022 and 2021 consolidated financial statements of Heineken N.V. (a corporation in which the Company had an 8.63% interest at December 31, 2022) which is majority owned by Heineken Holding N.V. (a corporation in which the Company had a 12.26% interest at December 31, 2022) (collectively “Heineken”). In the consolidated financial statements, the Company’s investment in Heineken included its share of the net assets of Ps. 59,560 million at December 31, 2022, and its equity in the net income of Heineken of Ps. 8,316 million and Ps. 11,635 million for the years ended December 31, 2022 and 2021, respectively, which are exclusive of the impact of goodwill and other adjustments recorded by the Company. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Heineken for 2022 and 2021, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 23, 2024, expressed an unqualified opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Impairment tests for cash generating units containing goodwill, distribution rights and other indefinite lived intangible assets - Coca-Cola FEMSA Colombia
Description of the Matter
At December 31, 2023, the Company has distribution rights, goodwill and other indefinite lived intangible assets with an aggregate carrying value of approximately $3,635 million allocated to Coca-Cola FEMSA Colombia. The related disclosures are included in Note 2.3.2.1, Note 3.16 and Note 13 to the consolidated financial statements, and distribution rights, goodwill and other indefinite lived intangible assets are tested for impairment annually at the cash generating unit (CGU) level. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Auditing management’s annual distribution rights, goodwill and other indefinite lived intangible assets impairment test for the Coca-Cola FEMSA Colombia CGU was complex and highly judgmental due to the significant estimation required to determine the value in use of the CGU. In particular, the value in use estimates were sensitive to significant assumptions, such as the discount rate (weighted average cost of capital), revenue growth rates and operating margins.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the distribution rights, goodwill and other indefinite lived intangible assets impairment review processes for Coca-Cola FEMSA, including controls over management’s review of the significant assumptions described above, projected financial information and the valuation model used to develop such estimates.

We performed procedures to assess the significant assumptions used in the determination of the value in use of the CGU that included, among others, evaluating the methodology applied by management in performing the impairment test, testing the completeness and accuracy of the projected financial information included in the discounted cash flow model, reconciling the carrying value to the general ledger and comparing the projected financial information to Board approved business plans. We also involved our internal valuation specialists to assist with the evaluation of the discount rate and revenue growth rates used in the discounted cash flow model. We compared the revenue growth rates included in the cash flow projections to external sources of information and actual prior year revenue growth rates. We assessed the historical accuracy of management’s estimates by comparing the forecast to actual results. We reperformed management’s sensitivity analysis of the discount rate and revenue growth rates to evaluate the change in the value in use of the CGU that would result from changes in the assumptions.

Furthermore, we assessed the adequacy of the related disclosures provided in Note 2.3.2.1, Note 3.16 and Note 13 to the consolidated financial statements.

Mancera, S.C.
A member practice of
Ernst & Young Global Limited

/s/ MANCERA, S.C.
We have served as the Company’s auditor since 2008
San Pedro Garza Garcia, Mexico
April 23, 2024

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Financial Position
As of December 31, 2023 and 2022.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2023⁽¹⁾	2023		2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$9,770	Ps.	165,112	Ps.	83,439
Investments	6	1,582	26,728		51
Trade receivables, net	7	2,300	38,863		45,527
Inventories	8	3,445	58,222		62,224
Recoverable taxes	25	1,227	20,738		19,361
Other current financial assets	9	998	16,860		11,369
Other current assets	9	226	3,817		4,478
Current assets held for sale	4.3.2	1,528	25,819		—
Total current assets		21,076	356,159		226,449
NON CURRENT ASSETS
Equity method accounted investees	10	1,553	26,247		103,669
Property, plant and equipment, net	11	8,375	141,530		134,001
Right-of-use assets	12	5,204	87,941		83,966
Intangible assets, net	13	8,475	143,218		190,772
Deferred tax assets	25	1,633	27,598		26,890
Other non-current financial assets	14	868	14,667		23,810
Other non-current assets, net	14	503	8,496		9,258
Total non-current assets		26,611	449,697		572,366
TOTAL ASSETS		$47,687	Ps.	805,856	Ps.	798,815
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	19	$145	Ps.	2,453	Ps.	1,862
Current portion of non-current debt	19	355	5,998		16,479
Lease liabilities	12	724	12,236		12,095
Interest payable		99	1,677		2,075
Trade payable		4,824	81,518		78,400
Accounts payable	26	1,584	26,772		31,842
Income tax payable		572	9,666		5,419
Other current financial liabilities	26	1,804	30,492		28,750
Current liabilities held for sale	4.3.2	685	11,569		—
Total current liabilities		10,792	182,381		176,922
NON-CURRENT LIABILITIES
Bank loans and notes payable	19	7,596	128,373		173,400
Non-current portion lease liabilities	12	4,961	83,837		81,222
Employee benefits	17	409	6,920		7,048
Deferred tax liabilities	25	436	7,371		6,823
Other non-current financial liabilities	26	572	9,665		6,618
Provisions	26	256	4,323		4,685
Other non-current liabilities	26	273	4,617		4,296
Total non-current liabilities		14,503	245,106		284,092
TOTAL LIABILITIES		25,295	427,487		461,014
EQUITY
Capital stock		198	3,348		3,347
Additional paid-in capital		1,041	17,599		17,714
Retained earnings		18,027	304,653		251,192
Other comprehensive income (loss)		(1,283)	(21,740)		(9,649)
Equity attributable to equity holders of the parent		17,983	303,860		262,604
Non-controlling interest	22	4,409	74,509		75,197
TOTAL EQUITY		22,392	378,369		337,801
TOTAL LIABILITIES AND EQUITY		$47,687	Ps.	805,856	Ps.	798,815

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Income Statements
For the years ended December 31, 2023, 2022 and 2021.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	2023⁽¹⁾	2023		2022		2021
Net sales	28	$41,399	Ps.	699,640	Ps.	595,543	Ps.	504,122
Other operating revenues		181	3,052		1,465		1,338
Total revenues		41,580	702,692		597,008		505,460
Cost of goods sold	8	25,041	423,185		355,490		299,276
Gross profit		16,539	279,507		241,518		206,184
Administrative expenses		1,912	32,307		28,077		22,935
Selling expenses		11,168	188,732		149,145		129,057
Other income	20	775	13,102		1,051		5,566
Other expenses	20	370	6,252		2,896		3,725
Interest expense	19	883	14,916		15,853		16,630
Interest income	19	1,042	17,609		3,769		1,488
Foreign exchange (loss) gain, net		(583)	(9,849)		(3,696)		1,321
Gain on monetary position for subsidiaries in hyperinflationary economies		6	94		531		740
Market value (loss) gain on financial instruments		(26)	(440)		(706)		38
Income before income taxes and share in the profit of equity method accounted investees		3,420	57,816		46,496		42,990
Income taxes	25	768	12,971		13,275		13,566
Share in the (loss) profit of equity method accounted investees, net of income taxes	10	(24)	(406)		99		(10)
Net income from continuing operations		2,628	44,439		33,320		29,414
Net income from discontinued operations	4.3	1,908	32,238		1,423		8,264
CONSOLIDATED NET INCOME		4,536	76,677		34,743		37,678
Attributable to:
Equity holders of the parent		3,886	65,689		23,909		28,495
Non-controlling interest		650	10,988		10,834		9,183
CONSOLIDATED NET INCOME		$4,536	Ps.	76,677	Ps.	34,743	Ps.	37,678
Basic earnings per share from continuing operations attributable to equity holders of the parent
Per series “B” share	24	$0.09	Ps.	1.67	Ps.	1.12	Ps.	1.01
Per series “D” share	24	0.11	2.09		1.40		1.26
Diluted earnings per share from continuing operations attributable to equity holders of the parent
Per series “B” share	24	0.09	1.67		1.12		1.01
Per series “D” share	24	0.11	2.09		1.40		1.26
Basic earnings per share from discontinued operations attributable to equity holders of the parent
Per series “B” share	24	0.08	1.61		0.07		0.41
Per series “D” share	24	0.10	2.02		0.09		0.52
Diluted earnings per share from discontinued operations attributable to equity holders of the parent
Per series “B” share	24	0.08	1.61		0.07		0.41
Per series “D” share	24	0.10	2.01		0.09		0.52

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2023, 2022 and 2021.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2023⁽¹⁾	2023		2022		2021
CONSOLIDATED NET INCOME		$4,536	Ps.	76,677	Ps.	34,743	Ps.	37,678
Items that will be reclassified to consolidated net income in subsequent periods, net of income tax:
Valuation of the effective portion of derivative financial instruments	21	(55)	(928)		(2,240)		2,541
(Loss) income on hedge of net investments in foreign operations	19	(305)	(5,153)		3,677		350
Exchange differences loss on the translation of foreign operations and equity method accounted investees		(1,064)	(17,986)		(17,430)		(8,307)
Share of other comprehensive income of equity method accounted investees	10	361	6,097		2,369		2,925
Total items that will be reclassified to consolidated net income in subsequent periods, net of income tax		(1,063)	(17,970)		(13,624)		(2,491)
Items that will not to be reclassified to consolidated net income in subsequent periods, net of income tax:
Gain (loss) due to changes in the fair value in equity financial instruments		80	1,356		(2,236)		5,165
Share of other comprehensive income of equity method accounted investees		53	897		267		590
Gain on remeasurements of the net defined benefit liability		9	160		661		296
Total items that will not be reclassified to consolidated net income in subsequent periods, net of income tax		142	2,413		(1,308)		6,051
Other comprehensive (loss) income, net of income tax		(921)	(15,557)		(14,932)		3,560
Consolidated comprehensive income, net of income tax		$3,615	Ps.	61,120	Ps.	19,811	Ps.	41,238
Attributable to:
Equity holders of the parent		3,170	53,598		11,175		32,423
Non-controlling interest		445	7,522		8,636		8,815
Consolidated comprehensive income, net of income tax		$3,615	Ps.	61,120	Ps.	19,811	Ps.	41,238

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Changes in Equity
For the years ended December 31, 2023, 2022 and 2021.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Fair value in equity financial instrument		Valuation of the effective portion of derivative financial instrument		Exchange differences on the translation of foreign operations and equity accounted investees		Remeasurements of the net defined benefit liability		Equity attributable to equity holders of the parent		Non-controlling interest		Total equity
Balances as of January 1, 2021		Ps.	3,348	Ps.	17,808	Ps.	217,430	Ps.	(4,482)	Ps.	2,667	Ps.	4,162	Ps.	(3,190)	Ps.	237,743	Ps.	69,444	Ps.	307,187
Consolidated net income			—		—		28,495		—		—		—		—		28,495		9,183		37,678
Other comprehensive income (loss), net			—		—		—		5,165		1,563		(3,722)		922		3,928		(368)		3,560
Total other comprehensive income (loss)			—		—		28,495		5,165		1,563		(3,722)		922		32,423		8,815		41,238
Dividends declared and paid	22,23		—		—		(7,687)		—		—		—		—		(7,687)		(5,729)		(13,416)
Issuance of share-based compensation plans	18		—		54		—		—		—		—		—		54		(14)		40
Other movements in equity method accounted investees, net of income tax	10		—		—		68		—		—		—		—		68		—		68
Balances as of December 31, 2021		Ps.	3,348	Ps.	17,862	Ps.	238,306	Ps.	683	Ps.	4,230	Ps.	440	Ps.	(2,268)	Ps.	262,601	Ps.	72,516	Ps.	335,117

Balances as of January 1, 2022		Ps.	3,348	Ps.	17,862	Ps.	238,306	Ps.	683	Ps.	4,230	Ps.	440	Ps.	(2,268)	Ps.	262,601	Ps.	72,516	Ps.	335,117
Consolidated net income			—		—		23,909		—		—		—		—		23,909		10,834		34,743
Other comprehensive income (loss), net			—		—		—		(2,236)		(1,709)		(9,545)		756		(12,734)		(2,198)		(14,932)
Total other comprehensive income (loss)			—		—		23,909		(2,236)		(1,709)		(9,545)		756		11,175		8,636		19,811
Dividends declared and paid	22,23		—		—		(11,358)		—		—		—		—		(11,358)		(6,176)		(17,534)
Issuance of share-based compensation plans	18		(1)		147		—		—		—		—		—		146		(57)		89
Acquisition of non-controlling interest			—		(295)		—		—		—		—		—		(295)		(74)		(369)
Contribution from non-controlling interest			—		—		—		—		—		—		—		—		352		352
Other movements in equity method accounted investees, net of income tax	10		—		—		335		—		—		—		—		335		—		335
Balances as of December 31, 2022		Ps.	3,347	Ps.	17,714	Ps.	251,192	Ps.	(1,553)	Ps.	2,521	Ps.	(9,105)	Ps.	(1,512)	Ps.	262,604	Ps.	75,197	Ps.	337,801

Balances as of January 1, 2023		Ps.	3,347	Ps.	17,714	Ps.	251,192	Ps.	(1,553)	Ps.	2,521	Ps.	(9,105)	Ps.	(1,512)	Ps.	262,604	Ps.	75,197	Ps.	337,801
Consolidated net income			—		—		65,689		—		—		—		—		65,689		10,988		76,677
Sale of Heineken investment	4.3.1		—		—		—		—		(738)		3,472		1,247		3,981		—		3,981
Other comprehensive income (loss), net			—		—		—		1,357		(490)		(16,662)		(277)		(16,072)		(3,466)		(19,538)
Total other comprehensive income (loss)			—		—		65,689		1,357		(1,228)		(13,190)		970		53,598		7,522		61,120
Dividends declared and paid	22,23		—		—		(12,247)		—		—		—		—		(12,247)		(6,551)		(18,798)
Issuance of share-based compensation plans	18		1		(115)		—		—		—		—		—		(114)		22		(92)
Disposal of businesses	22		—		—		—		—		—		—		—		—		(1,681)		(1,681)
Other movements in equity method accounted investees, net of income tax	10		—		—		19		—		—		—		—		19		—		19
Balances as of December 31, 2023		Ps.	3,348	Ps.	17,599	Ps.	304,653	Ps.	(196)	Ps.	1,293	Ps.	(22,295)	Ps.	(542)	Ps.	303,860	Ps.	74,509	Ps.	378,369

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022 and 2021.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2023⁽¹⁾	2023		2022 (Revised)		2021 (Revised)
OPERATING ACTIVITIES
Net income from discontinuing operations		$1,908	Ps.	32,238	Ps.	1,423	Ps.	8,264
Income before income taxes from continuing operations		3,397	57,410		47,715		43,692
		5,305	89,648		49,138		51,956
Non-cash items adjustments:
Operating non-cash expenses (income)		(63)	(1,063)		3,075		(1,884)
Non-cash movements in post-employment and other non-current employee benefits obligations	17.4	54	910		—		—
Allowance of expected credit losses	7.2	81	1,367		—		—
Depreciation	11,12	1,887	31,896		27,831		25,293
Amortization of intangible assets	13	126	2,121		2,696		2,694
Gain on sale of long-lived assets and investment in equity instruments	20	(425)	(7,185)		(308)		(1,176)
Gain on sale of shares in Heineken	4.3.1	(1,957)	(33,070)		—		—
Dividends received	20	(196)	(3,311)		—		—
Disposal of long-lived assets	20	28	466		416		579
Impairment of long-lived assets	20	74	1,248		833		1,427
Share of the loss (profit) of equity method accounted investees, net of income taxes	10	24	406		(7,458)		(10,765)
Interest income		(1,042)	(17,609)		(3,842)		(1,464)
Interest expense	19	883	14,916		16,314		16,938
Foreign exchange loss (gain), net		583	9,849		3,729		(1,314)
(Gain) on monetary position for subsidiaries in hyperinflationary economies		(6)	(94)		(527)		(738)
Market value loss (gain) on financial instruments	21	26	440		706		(38)
Net cash flows from operating activities before changes in operating accounts		5,382	90,935		92,603		81,508
Trade accounts receivable and other current assets		(717)	(12,125)		(5,685)		(4,278)
Other current financial assets		47	799		(457)		(743)
Inventories		(381)	(6,442)		(6,860)		(6,623)
Derivative financial instruments		—	—		5		(69)
Trade accounts payable and other accounts		661	11,177		12,006		17,075
Other non-current liabilities		39	659		471		(290)
Other current financial liabilities		234	3,959		2,291		348
Employee benefits paid	17.5	(63)	(1,070)		(691)		(807)
		5,202	87,892		93,683		86,121
Income taxes paid		(1,746)	(29,507)		(18,304)		(12,976)
Net cash used in operating activities from discontinuing operations		(515)	(8,706)		(2,803)		(55)
Net cash generated by operating activities		2,941	49,679		72,576		73,090

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Cash Flows
For the years ended December 31, 2023, 2022 and 2021.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2023⁽¹⁾	2023		2022 (Revised)		2021 (Revised)
INVESTING ACTIVITIES
Business acquisition by Coca-Cola FEMSA, net of cash acquired	4	—	—		(2,356)		—
Business acquisition by Proximity Americas Division, net of cash acquired	4	(224)	(3,786)		(1,263)		—
Business acquisition of Valora, net of cash acquired	4	(25)	(424)		(20,504)		—
Other businesses acquisitions, net of cash acquired		—	—		(59)		—
Investment in equity method accounted investees	10	(71)	(1,202)		(542)		(662)
Other equity investments		—	—		1,593		—
Proceeds from disposal of investment in Heineken	4.3.1	7,883	133,222		—		—
Proceeds from disposal of investment in JRD		471	7,967		—		—
Proceeds from disposal of Envoy	10	1,448	24,468		—		—
Purchases of cash investments		(1,581)	(26,725)		—		(23,504)
Proceeds from maturities of cash investments		—	—		21,830		—
Interest received		525	8,871		3,639		1,739
Derivative financial instruments		(12)	(199)		(560)		213
Dividends received from equity method accounted investees and other investees	10,20	204	3,449		2,602		5,039
Property, plant and equipment acquisitions	11	(2,060)	(34,814)		(29,354)		(17,572)
Proceeds from disposal of property, plant and equipment		51	857		462		1,436
Acquisition of intangible assets	13	(196)	(3,306)		(2,118)		(1,912)
Proceeds from the sale of long-lived assets		—	—		—		976
Investment in other assets		(44)	(737)		(1,499)		(998)
Collections of other assets		46	775		181		213
Other non-current assets		(92)	(1,550)		(1,500)		(420)
Net cash generated (used in) investing activities by discontinuing operations		1,505	25,426		(16,984)		(10,723)
Net cash generated (used in) investing activities		7,828	132,292		(46,432)		(46,175)
FINANCING ACTIVITIES
Proceeds from bank loans and notes payable	19.1	665	11,238		15,855		39,888
Payments of bank loans and notes payable	19.1	(2,569)	(43,421)		(9,882)		(38,742)
Interest paid		(626)	(10,587)		(8,259)		(9,399)
Derivative financial instruments		348	5,882		103		(3,245)
Dividends paid	23	(1,112)	(18,798)		(17,506)		(13,399)
Contributions from non-controlling interest		—	—		5		—
Acquisition of non-controlling interest		—	—		(266)		—
Interest paid on leases liabilities	12	(398)	(6,718)		(5,376)		(4,846)
Payments of leases	12	(559)	(9,453)		(7,915)		(6,131)
Other financing activities		2	32		(1,430)		296
Net cash used in financing activities from discontinuing operations		(1,226)	(20,727)		(1,227)		(1,411)
Net cash used in financing activities		(5,475)	(92,552)		(35,898)		(36,989)
Increase in cash and cash equivalents		5,293	89,419		(9,754)		(10,074)
Cash and cash equivalents at the beginning of the period		4,937	83,439		97,407		107,624
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies		(460)	(7,746)		(4,214)		(143)
Cash and cash equivalents at the end of the period		$9,770	Ps.	165,112	Ps.	83,439	Ps.	97,407

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.3

The accompanying notes are an integral part of these consolidated statements of cash flows.

Note 1. Company Business
Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“FEMSA,” the Company or the Group), incorporated under the laws of Mexico on May 30, 1936 for a duration of 99 years. The duration can be extended indefinitely by resolution of the shareholders of the Company. FEMSA is a public company established as a Sociedad anónima bursátil de capital variable under the Mexican laws that owns subsidiaries that are direct and indirect sub-holding companies in businesses in which the Company operates in the beverage industry through Coca-Cola FEMSA; retail industry through Proximity, Fuel and Health Divisions; and transport logistic services industry. The Company's principal headquarters are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410, Mexico. The Company's telephone number at this location is (+52-81) 8328-6000.
The following is a description of the Company’s businesses, along with its interest ownership in each reportable segment:

	% Ownership
Business	2023	2022	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.2% (56.0% of the voting shares)	47.2% (56.0% of the voting shares)
Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Uruguay. As of December 31, 2023, The Coca-Cola Company (“TCCC”) indirectly owns 27.8% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 25% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and the New York Stock Exchange, Inc. (“NYSE”) in the form of American Depositary Shares (“ADS”).

Proximity Americas Division	100%	100%	Small-box retail chain format operations in Mexico, Colombia, Peru, Chile and Brazil, mainly under the trade name “OXXO.”
Proximity Europe Division (2)	100%	98.15%	Small-box retail and foodvenience chain operated by Valora through its portfolio of brands (k kiosk, Brezelkönig, BackWerk, Ditsch, Press & Books, avec, Caffè Spettacolo and ok.–) located in Switzerland, Germany, Austria, Luxembourg and the Netherlands.
Fuel Division	100%	100%	Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO Gas” with operations in Mexico.
Health Division	100%	100%	Drugstores operations in Chile, Colombia and Ecuador, mainly under the trademark “Cruz Verde”, “Fybeca” and “Sana Sana”; and in Mexico under various brands such as “YZA”,” La Moderna” and “Farmacon.”
Heineken investment (3)	0.9%	14.8%	Heineken N.V. and Heineken Holding N.V. shares, which represented an aggregate of 14.8% economic interest in both entities (“Heineken Group”).
Other businesses (1)	100%	Various	Production and distribution companies of coolers, commercial refrigeration equipment, plastic boxes, food processing, preservation and weighing equipment. Transport logistics services, specialized distribution and maintenance to subsidiary companies and third parties; with operations mainly in Mexico, the United States, Brazil, Colombia, among other countries in Latin America.

(1)In 2023 the Company finalized the merger of Envoy Solutions, LLC with BradyIFS, retaining an economic interest of 37% in IFS TopCo. See Note 10.
(2)As described in Note 4, on October 7, 2022, the Company acquired 96.87% of ownership in Valora Holding AG. Through that date and until December 31, 2022, the Company continued acquiring ownership of Valora, having 98.15% at the end of the year. As of December 31, 2023, the Company own 100% of Valora Holding AG.
(3)During 2023, the Company sold its investment in Heineken Group. See Note 10.

Note 2. Basis of Preparation
2.1 Statement of compliance
The consolidated financial statements of the Company as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements and its accompanying notes were approved by the Company’s shareholders at the shareholder meeting on March 22, 2024, and were authorized for issuance to the Mexican Stock Exchange by the Company’s Board of Directors on the same date. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Corporate Financial Officer on April 23, 2024 and subsequent events have been considered through that date (see Note 30).
2.2 Basis of measurement and presentation
2.2.1 General considerations

The consolidated financial statements have been prepared on historical cost basis, except for the following:
•Derivative financial instruments.
•Trust assets of post-employment and other long-term employee benefit plans.
•Investments in equity instruments and some financial liabilities.
•Assets and liabilities held for sale. See Note 3.17.

The carrying values of assets and liabilities designated as hedged items in fair value hedges that would otherwise be carried at amortized cost are adjusted to record changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.
The financial statements of subsidiaries in a hyperinflationary economy are stated in terms of the measuring unit at the end of the reporting period.
2.2.2 Presentation of the consolidated income statements
The Company’s consolidated income statements classifies its costs and expenses by function according to the industry practices in which the Company operates.
2.2.3 Presentation of consolidated statements of cash flows
The Company’s consolidated statement of cash flows is presented using the indirect method.
2.2.4 Convenience translation to U.S. dollars ($)
The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of December 31, 2023, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2023 were converted into U.S. dollars at the closing exchange rate of Ps. 16.8998 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of December 31, 2023. This arithmetic conversion should not be construed as a representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.
As explained in Note 2.1 above, as of April 22, 2024 the exchange rate was Ps. 17.2062 per U.S. dollar, a depreciation of 1.8% since December 31, 2023.
2.3 Critical accounting judgments and estimates
For the application of the Company’s accounting policies, which are described in Note 3, management is required to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if it affects only such period or in the current and subsequent periods if the revision affects both.
2.3.1 Judgments and estimations
In the process of applying the Company’s accounting policies, management has made the following judgments, which have the most significant effects on the consolidated financial statements.
2.3.1.1 Useful lives of property, plant and equipment and intangible assets with definite useful lives
Property, plant and equipment, including returnable bottles which are expected to provide benefits over more than one year, as well as intangible assets with definite useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets, see Notes 3.15, 3.18, 11 and 13.
2.3.1.2 Equity method accounted investees
Associates
If the Company holds, directly or indirectly, 20 percent or more of the voting power of the investee, it is presumed that it has significant influence, unless it can be clearly demonstrated that this is not the case. If the Company holds, directly or indirectly, less than 20 percent of the voting power of the investee, it is presumed that the Company does not have significant influence, unless such influence can be demonstrated. Decisions regarding the propriety of utilizing the equity method of accounting for a less than 20 percent-owned corporate investee requires a careful evaluation of voting rights and their impact on the Company’s ability to exercise significant influence. Management considers the existence of the following circumstances which may indicate that the Company is able to exercise significant influence over a less than 20 percent-owned corporate investee:
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

2.3.1.3 Leases
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
The Company estimates the Incremental Borrowing Rate (“IBR”) using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

2.3.2 Key sources of estimation uncertainty
The following are the assumptions and other sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in the subsequent financial period. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes would be included in the assumptions when they occur.
2.3.2.1 Impairment of indefinite-lived intangible assets, goodwill and depreciable long-lived assets
Intangible assets with indefinite lives including goodwill are subject to impairment tests annually or whenever indicators of impairment are present. An impairment exists when the carrying value of an asset or cash-generating unit (“CGU”) exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculations are based on available data from binding sales agreements in arm’s length transactions of similar assets or observable market prices less incremental costs for disposing of the asset. To determine whether such assets are impaired, the Company calculates an estimation of the value-in-use of the CGU to which such assets have been allocated. Impairment losses are recognized in current earnings for the excess of the carrying amount of the asset or CGU over its recoverable amount.
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

2.3.2.2 Tax, labor and legal contingencies and provisions
The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 26. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. If the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a provision for the estimated loss. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.
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
2.3.2.3 Fair value measurements
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
In the initial recognition of an equity instrument that is not held for trading, under the “other” business model, the Company may irrevocably choose to present changes in the fair value of the investment in Other Comprehensive Income (“OCI”). This choice is made for each investment. Equity instruments are subsequently measured at fair value. Dividends are recognized as other income in the consolidated income statement unless the dividend represents a recovery of part of the cost of the investment. Other net gains and losses, related to changes in fair value, are recognized in OCI and are considered items that will not be reclassified to consolidated net income in subsequent periods.

For 2023 the Company determined the fair value less cost to sell of the assets and liabilities held for sale related to its Strategic Businesses (see Note 3.17 and Note 4).

In the initial recognition of the Company's investment in IFS Top Co, the fair value of the initial investment was determined through a valuation using the estimated discounted cash flows of the share of the retained investment.
2.3.2.4 Business combinations
Businesses combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Company, the liabilities assumed by the Company from the former owners of the acquiree, the amount of any non-controlling interest in the acquiree, and the equity interests issued by the Company in exchange for control of the acquiree.
At the acquisition date, the identifiable assets acquired, and the liabilities assumed are recognized and measured at their fair value, except that:
•Deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12, Income Taxes, and IAS 19, Employee Benefits, respectively;
•Liabilities or equity instruments related to share-based compensation arrangements of the acquiree or share-based compensation arrangements of the Company entered into to replace share-based compensation arrangements of the acquiree are measured in accordance with IFRS 2, Share-based Payment, at the acquisition date, see Note 3.27;

•Assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, are measured in accordance with that standard; and
•Indemnifiable assets are recognized at the acquisition date on the same basis as the indemnified liability subject to any contractual limitations.
For each acquisition, management’s judgment is exercised to determine the fair value of the assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, applying estimates or judgments in techniques used, especially in forecasting CGU's cash flows, in the computation of weighted average cost of capital (“WACC”) and estimation of inflation during the identification of intangible assets with indefinite lives including goodwill and distribution and trademark rights, and estimation of useful lives of acquired intangible assets with definite lives, mainly, customer relationships.
2.4 Application of recently issued accounting standards
The Company has applied the following amendments to IFRS during 2023. None of the amendments had a significant impact on the Company’s consolidated financial statements:
2.4.1 Definition of Accounting Estimates – Amendments to IAS 8
In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of “accounting estimates”. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

2.4.2 Income Taxes Amendments to IAS 12

On May 7, 2021, the IASB issued amendments to IAS 12, Income Tax. The amendments require companies to recognize deferred tax on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. The amendments modify paragraphs 15, 22 and 24 of IAS 12, which state that the initial recognition exemption does not apply to operations that at the time of initial recognition give rise to equal taxable and deductible temporary differences.

2.4.3 Disclosure of Accounting Policies - Amendments to IAS 1 and IFRS Practice Statement 2
In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2, Making Materiality Judgements, in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures.

2.5 Reclassifications by consistent presentation in consolidated financial statements
The Company has made certain reclassifications to financial information presented as of December 31, 2022 in the consolidated statement of financial position, to provide a consistent presentation of the financial information as of December 31, 2023. A summary of reclassifications made is disclosed below.

The Company retrospectively adjusted the presentation of Taxes payable, Provisions and other non-current liabilities in the balances as of December 31, 2022. In accordance with IAS 1 Presentation of Financial Statements: 1) The income tax payable was presented together with Other taxes payable; and 2) Provisions were presented together with Other non-current liabilities in the consolidated financial statements as of December 31, 2022. This change had no impact on current and non-current liabilities initially reported.

	Balance as at December 31, 2022 (as initially reported)	Effects of reclassification	Balance as at December 31, 2022 (adjusted)
CURRENT LIABILITIES
Taxes payable	16,694	(16,694)	—
Income tax payable	—	5,419	5,419
Other current financial liabilities	17,475	11,275	28,750
NON-CURRENT LIABILITIES
Provisions and other non-current liabilities	8,981	(8,981)	—
Provisions	—	4,685	4,685
Other non-current liabilities	—	4,296	4,296

Note 3. Material Accounting Policies
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
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the Company’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets of the acquiree and the liabilities assumed. If the net of the acquisition-date amounts of the identifiable assets of the acquiree and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Company’s previously held an interest in the acquiree (if any), the excess is recognized immediately in profit or loss as a bargain purchase gain.
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
Indemnification assets are recognized at the acquisition date on the same basis as the indemnified liability subject to any contractual limitations.

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
Sometimes obtaining control of an acquiree in which equity interest is held immediately before the acquisition date is considered as a business combination achieved in stages also referred to as a step acquisition. The Company remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss. Also, the changes in the value of equity interest in the acquiree recognized in OCI is recognized on the same basis as required if the Company had disposed directly of the previously held equity interest, see Note 3.14.
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
3.3 Foreign currencies, consolidation of foreign subsidiaries and accounting of equity method accounted investees
In preparing the financial statements of each subsidiary and accounting for equity method accounted investees, transactions in currencies other than the individual entity’s functional currency (foreign currencies) are recognized at the exchange rates prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-measured.

Exchange differences on monetary items are recognized in the consolidated net income in the period in which they arise except for:
•The variations in the net investment in foreign subsidiaries generated by exchange rate fluctuation which are included in OCI, which is recorded in equity as part of cumulative translation adjustment within the accumulated other comprehensive income; and
•Exchange differences on transactions entered into to hedge certain foreign currency risks.
Foreign exchange differences on monetary items are recognized in profit or loss. Their classification in the consolidated income statements depends on their nature. Differences arising from fluctuations related to operating activities are presented in the “other expenses” line (see Note 20) while fluctuations related to non-operating activities such as financing activities are presented as part of the “foreign exchange gain (loss)” line in the consolidated income statements.
For incorporation into the Company’s consolidated financial statements, each foreign subsidiary, associate or joint venture’s individual financial statements are translated into Mexican pesos, as follows:
•For entities operating in hyperinflationary economic environments, the inflation effects of the origin country are recognized under IAS 29, Financial Reporting in Hyperinflationary Economies, and subsequently translated into Mexican pesos using the year-end exchange rate for the consolidated statements of financial position and consolidated income statements and comprehensive income; and
•For entities operating in non-hyperinflationary economic environments, assets and liabilities are translated into Mexican pesos using the year-end exchange rate, equity is translated into Mexican pesos using the historical exchange rate, and the consolidated income statements and comprehensive income are translated using the exchange rate at the date of each transaction. The Company uses the average exchange rate of each month if the exchange rate does not fluctuate significantly.
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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
	Functional /	Average Exchange Rate for			Exchange Rate as of
	Recording				December 31,	December 31,
Country or Zone	Currency	2023	2022	2021	2023	2022
Guatemala	Quetzal	2.27	2.60	2.62	2.16	2.47
Costa Rica	Colon	0.03	0.03	0.03	0.03	0.03
Panama	U.S. dollar	17.77	20.13	20.28	16.89	19.36
Colombia	Colombian peso	0.004	0.01	0.01	0.01	0.01
Nicaragua	Cordoba	0.49	0.56	0.58	0.46	0.53
Argentina	Argentine peso	0.07	0.16	0.21	0.02	0.11
Brazil	Reais	3.56	3.90	3.76	3.49	3.71
Chile	Chilean peso	0.02	0.02	0.03	0.02	0.02
Euro Zone	Euro (€)	19.19	21.17	24.00	18.76	20.65
Peru	Nuevo Sol	4.74	5.24	5.22	4.55	5.07
Ecuador	U.S. dollar	17.77	20.13	20.28	16.89	19.36
United States	U.S. dollar	17.77	20.13	20.28	16.89	19.36
Uruguay	Uruguayan peso	0.46	0.49	0.47	0.43	0.48
Switzerland	Swiss franc	19.77	—	—	20.11	—

(1)Exchange rates published by the Central Bank of each country where the Company operates, except for Panama and Ecuador.

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
•Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the subsidiary on the dates such capital was contributed, or income was generated up to the date the consolidated financial statements are presented; and
•Including the monetary position gain or loss in the consolidated income statements in the caption "Gain on monetary position for subsidiaries in hyperinflationary economies".
The Company restates the financial information of the Argentine subsidiary that operates in a hyperinflationary economic environment using the consumer price index (“CPI”) of the country.

As of December 31, 2023, 2022, and 2021, the operations of the Company are classified as follows:

			Cumulative Inflation 2020 - 2022
Country	Cumulative Inflation 2021 - 2023	Type of Economy		Type of Economy	Cumulative Inflation 2019 - 2021	Type of Economy
Mexico	21.1%	Non-hyperinflationary	19.4%	Non-hyperinflationary	13.9%	Non-hyperinflationary
Guatemala	17.3%	Non-hyperinflationary	18.0%	Non-hyperinflationary	11.7%	Non-hyperinflationary
Costa Rica	9.5%	Non-hyperinflationary	12.4%	Non-hyperinflationary	5.8%	Non-hyperinflationary
Panama	6.7%	Non-hyperinflationary	3.1%	Non-hyperinflationary	0.9%	Non-hyperinflationary
Colombia	30.6%	Non-hyperinflationary	21.4%	Non-hyperinflationary	11.4%	Non-hyperinflationary
Nicaragua	26.3%	Non-hyperinflationary	23.1%	Non-hyperinflationary	17.1%	Non-hyperinflationary
Argentina (a)	815.6%	Hyperinflationary	300.3%	Hyperinflationary	216.1%	Hyperinflationary
Brazil	21.8%	Non-hyperinflationary	21.7%	Non-hyperinflationary	20.0%	Non-hyperinflationary
Euro Zone	18.0%	Non-hyperinflationary	14.6%	Non-hyperinflationary	5.8%	Non-hyperinflationary
Chile	25.6%	Non-hyperinflationary	20.9%	Non-hyperinflationary	13.7%	Non-hyperinflationary
Peru	19.2%	Non-hyperinflationary	15.4%	Non-hyperinflationary	10.6%	Non-hyperinflationary
Ecuador	7.2%	Non-hyperinflationary	5.8%	Non-hyperinflationary	22.8%	Non-hyperinflationary
United States	17.8%	Non-hyperinflationary	13.8%	Non-hyperinflationary	11.0%	Non-hyperinflationary
Uruguay	22.9%	Non-hyperinflationary	27.9%	Non-hyperinflationary	28.5%	Non-hyperinflationary
Germany	24.1%	Non-hyperinflationary	—%	Non-hyperinflationary	—%	Non-hyperinflationary
Netherlands	19.1%	Non-hyperinflationary	—%	Non-hyperinflationary	—%	Non-hyperinflationary
Austria	21.3%	Non-hyperinflationary	—%	Non-hyperinflationary	—%	Non-hyperinflationary
Luxembourg	17.3%	Non-hyperinflationary	—%	Non-hyperinflationary	—%	Non-hyperinflationary
Switzerland	6.2%	Non-hyperinflationary	—%	Non-hyperinflationary	—%	Non-hyperinflationary

a)    Argentina
Beginning on July 1, 2018, Argentina became a hyperinflationary economy because, among some other economic factors, the last three years’ cumulative inflation in Argentina exceeded 100% according to the several economic indices that exist in the country. The financial information for the Company’s Argentine subsidiary has been adjusted to recognize the inflationary effects since January 1, 2018 through:

•Using inflation factors to restate non-monetary assets, such as inventories, property, plant and equipment, net, intangible assets, net, including related costs and expenses when such assets are consumed or depreciated.
•Recognizing the monetary position gain or loss in the consolidated net income.
The FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas) approved on September 29, 2018 and published on October 5, 2018, a resolution which defines, among other things, that the index price to determine the restatement coefficient (Based on a series that applies the Consumer Price Index (“CPI”) from January 2017 with the Wholesale Domestic Price Index ("WDPI") until this date, and computing November and December 2015 using the CPI- of Ciudad del Gran Buenos Aires (“CGBA”) variation).

3.5 Cash and cash equivalents and restricted cash
Cash is comprised of deposits in bank accounts that generate interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed-income investments (overnight), both with maturities of three months or less, and their carrying values approximate fair value. All credit card, debit card and electronic transfer transactions that process in less than 1.5 days are classified as cash and cash equivalents. The amount due from banks for these transactions classified as cash and cash equivalents amounts to Ps. 2,315 and Ps. 1,466 as of December 31, 2023 and 2022, respectively.
The Company also maintains restricted cash which is pledged as collateral to meet certain contractual obligations. Restricted cash is presented within other current financial assets given that, by their nature, the restrictions are short-term (Note 9.2).

3.6 Investments
The investments include debt securities and bank deposits with a maturity of more than three months but less than twelve as of the acquisition date.
Management determines the appropriate classification of investments at the time of purchase and evaluates that classification at the date of each statement of financial position, see Note 6.
3.7 Financial assets
Financial assets are classified within the following business models depending on management’s objective: (i) “held to maturity to recover cash flows,” (ii) “held to maturity and to sell financial assets” and (iii) “others or held for trading,” including derivatives designated as hedging instruments in an effective hedge, as appropriate. The classification depends on the nature and purpose of holding the financial assets and is determined at the time of initial recognition.
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
The Company’s financial assets include cash, cash equivalents and restricted cash, investments with maturities of more than three months and accounts receivable, derivative financial instruments and other financial assets.
For the initial recognition of a financial asset, the Company measures it at fair value plus the transaction costs that are directly attributable to the purchase thereof, if said asset is not measured at fair value through profit or loss. Accounts receivable that do not have a significant financing component are measured and recognized at the transaction price. The rest of the financial assets are recognized only when the Company is part of the contractual provisions of the instrument.
The fair value of an asset is measured using assumptions that would be used by market participants when valuing the asset, assuming that the transaction is orderly and takes place in the principal or the most advantageous market for the asset.
Financial assets are classified, at initial recognition, as measured at: amortized cost, fair value with changes in other comprehensive income – debt or equity investments – and fair value through profit or loss. The classification depends on the objective by which the financial asset is acquired.
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

The amortized cost of a financial asset is the amount of the initial recognition less the principal payments, plus or minus the accumulated amortization using the effective interest rate method of any difference between the initial amount and the amount as of the maturity and, for financial assets, adjusted for any impairment losses. The exchange fluctuation and impairment are recognized in the consolidated income statement.
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
These assets are subsequently measured at fair value. The interest income calculated using the internal rate of return (“IRR”), the exchange fluctuation and any impairment are recognized in profit and loss. Other gains and losses, related to changes in fair value, are recognized in OCI. In the case of derecognition or reclassification, the accumulated gains and losses in OCI are reclassified to profit and loss.
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
3.7.4 Financial assets at fair value through profit or loss (“FVTPL”)
Financial assets designated as FVTPL include financial assets held for trading and financial assets designated at initial recognition as FVTPL. Financial assets are classified as held for trading if they are acquired to sell in the short-term. Derivatives, including embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments as defined in IFRS 9. Financial assets designated as FVTPL are recorded in the consolidated statements of financial position with changes in fair value presented as interest expense (net negative changes in fair value) or interest income (net positive changes in fair value) in the consolidated income statements, including any dividend income.
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
•Prepayment and extension features; and
•Characteristics that limit the Company's right to obtain cash flows.
A prepaid feature is consistent with the characteristics of SPPI if the prepayment amount substantially represents the amounts of the principal and interest pending payment, which could include reasonable compensation for early termination of the contract. Additionally, a financial asset acquired or originated with a premium or discount to its contractual amount and at initial recognition the fair value of the prepaid characteristic is insignificant, the asset will pass the test of the contractual characteristics of cash flow if the amount of the prepayment represents substantially the contractual amount and accrued interest (but not paid); which may include additional compensation for the early termination of the contract.
3.7.6 Impairment of financial assets
The Company recognizes impairment due to expected credit loss (“ECL”) in:
•Financial assets measured at amortized cost;
•Debt investments measured at FVOCI; and
•Other contractual assets.
Impairment losses on accounts receivable and contractual assets are measured at the amount that equals the lifetime ECL, whether or not it has a significant financing component. The Company applies the criteria to all accounts receivable and contractual assets, together or separately.
The Company measures impairment losses at an amount equal to ECL for the lifetime, except for the following:
•Debt instruments classified as low credit risk; and
•Other debt instruments in which the credit risk (non-recoverability risk over the financial instrument’s expected life) has not increased significantly since the initial recognition.
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
•A breach of contract, such as default or past due event;
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
The impairment loss on financial assets measured at amortized cost reduces the book value and for financial assets measured at FVOCI, the impairment loss is recognized as a loss within OCI.

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
3.7.8 Offsetting of financial instruments
Financial assets are required to be offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only if, the Company:
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
The Company recognizes all derivative financial instruments and hedging activities in the consolidated statement of financial position as either an asset or liability measured at FVTPL or FVOCI, considering quoted prices in recognized markets. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable market data. Changes in the fair value of derivative financial instruments are recorded each period in current earnings or otherwise as a component of cumulative other comprehensive income based on the item being hedged and the effectiveness of the hedge.
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
When forward contracts are used to hedge forecasted transactions, the Company generally designates only the change in fair value of the forward contract related to the spot component as the hedging instrument. Gains or losses related to the effective portion of the change in the spot component of forward contracts are recognized in the cash flow hedge reserve under OCI. The change in the forward element of the contract that refers to the hedged item “aligned forward element” is recognized in other comprehensive income in the costs of the hedge reserve in capital stock. In some cases, the Company can designate the total change in the fair value of the forward contract including forward points as a hedging instrument. In those cases, gains or losses related to the effective portion of the change in the fair value of the overall forward contract are recognized in the cash flow hedge reserve under OCI.

3.9.2 Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in the "market value (gain) loss on financial instruments" line item within the consolidated income statements.
Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to consolidated net income in the periods when the hedged item is recognized in consolidated net income, in the same line of the consolidated income statements as the recognized hedged item.
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
3.9.2.1 Fair value hedges
For hedged items carried at fair value, the change in the fair value of a hedging derivative is recognized in the consolidated income statement as foreign exchange gain or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement as "foreign exchange gain or loss".
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
3.9.2.2 Hedge of net investment in a foreign business
The Company designates debt securities as a hedge of certain net investment in foreign subsidiaries and applies hedge accounting to foreign currency differences arising between the currency of its investments abroad and the functional currency of the holding company (Mexican peso), regardless of whether the net investment is held directly or through a sub-holding company.
Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences in the "translation of foreign operations and associates" caption, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on the disposal in discontinued operations within the consolidated income statement. In the case of an equity instrument measured at FVOCI, the corresponding accumulated foreign currency translation effects remains as part of OCI.
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
•Level 3 — Unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.
For assets and liabilities that are recognized in the consolidated financial statements regularly, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
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
Inventories represent the acquisition or production cost that is incurred when purchasing or producing a product and are based on the weighted average cost formula. The operating segments of the Company use different inventory costing methodologies to value their inventories, such as the weighted average cost method in Coca-Cola FEMSA, Proximity Europe, the distribution centers of Proximity Americas, as well as the Health Division; retail method (a method to estimate the average cost) for most stores within Proximity Americas; and the acquisition method in the Fuel Division.
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
Management makes judgments regarding write-downs to determine the net realizable value of the inventory. These write-downs consider factors such as age and condition of goods as well as recent market data to assess the estimated future demand for goods.
3.12 Other current and non-current assets
Other current assets, which will be realized within less than one year from the reporting date, are comprised of prepaid assets and product promotion agreements with customers.
Prepaid assets principally consist of advances to suppliers of raw materials, advertising, promotional, leasing and insurance costs, and are recognized as other current assets at the time of the cash disbursement. Prepaid assets are initially recorded as an asset and are subsequently amortized in the appropriate caption in the consolidated income statement when goods or services have been received.
The Company has prepaid advertising costs which consist of television and radio advertising airtime in advance. These prepaids are generally amortized over the period based on the transmission of the television and radio spots. The related production costs are recognized in the consolidated income statement as incurred.
Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract and deducted from Net sales as consideration paid to customers. During the years ended December 31, 2023, 2022 and 2021, such amortization aggregated to Ps. 304, Ps. 295 and Ps. 219, respectively. See Note 9.1 and Note 14.1.

3.13 Equity method accounted investees
Associates are those entities over which the Company has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but not control over those policies. Upon loss of significant influence over the associate, the Company measures and recognizes any retained investment at its fair value.
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
The consolidated financial statements include the Company’s share of the associates consolidated net income and other comprehensive income, after adjustments to align the accounting policies with those of the Company, from the date that significant influence commences until the date that significant influence ceases.
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
Goodwill identified at the acquisition date is presented as part of the investment in shares of the associate in the consolidated statement of financial position. Any goodwill arising on the acquisition of the Company’s interest in an associate is measured in accordance with the Company’s accounting policy for goodwill arising in a business combination, see Note 3.2 and Note 10.
After the application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its associate. Goodwill that forms part of the carrying amount of the net investment in an associate or a joint venture is not separately recognized and therefore is not tested for impairment separately. Instead, the entire carrying amount of the investment is tested for impairment in accordance with IAS 36 as a single asset, by comparing its recoverable amount. The Company determines at each reporting date whether there is any objective evidence that the investment in the associates is impaired. If this is the case, the Company determines the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount in the share in profit or loss of equity method accounted investees, net of tax in the consolidated income statements.
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
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. For the years ended December 31, 2023, 2022 and 2021 the Company does not have an interest in joint operations.
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
The Company reclassifies the proportion of the interest disposed of a joint venture investment based on the overall reduction in the investment. During the years ended December 31, 2023, 2022, and 2021 the Company did not have any significant disposals or partial disposals of joint arrangements.
Upon loss of joint control over a joint venture, the Company measures and recognizes any retained investment at its fair value.
3.14 Property, plant and equipment
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
During 2022, Coca-Cola FEMSA reviewed the useful lives of its property, plant and equipment, and determined changes in its estimated useful lives of these assets. The financial impact of this change for 2022 was immaterial. Changes in these estimates were applied prospectively.

The estimated useful lives of the Company’s assets are as follows:

Years
Buildings	20-50
Machinery and equipment	5-25
Distribution equipment	4-14
Refrigeration equipment	6-10
Returnable bottles	1.5-4
Leasehold improvements	The shorter of the lease term or 21 years
Information technology equipment	3-5
Other equipment	2-15

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
•Returnable bottles are classified as long-lived assets as a component of property, plant and equipment. Returnable bottles are recorded at acquisition cost. Depreciation of returnable bottles is computed using the straight-line method over their estimated useful lives of the bottles.
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
Coca-Cola FEMSA’s returnable bottles are depreciated according to their estimated useful lives (four years for glass bottles and 1.5 years for PET bottles). Deposits received from customers are amortized over the same estimated useful lives of the bottles.
3.15 Leases
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
Subsequent measurement
The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term. In addition, the right-of-use asset is periodically adjusted for impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is measured at amortized cost using the effective interest rate method. The Company remeasures the lease liability when there is a modification in the lease term or amounts of expected payments under a residual value guarantee and when it arises from a change in an index or rate, without modifying the incremental borrowing rate (unless it results from a change in a floating rate). The lease liability is remeasured using a new incremental borrowing rate at the date of the modification when:
•An extension or termination option is exercised modifying the non-cancellable period of the contract; or
•The Company changes its assessment of whether it will exercise a purchase option of the underlying asset.
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
In the consolidated statement of income, the interest expense from the lease liability is recognized as a component of interest expense, unless it is directly attributable to qualifying assets, in which case it is capitalized in accordance with the Company’s accounting policy on borrowing costs. Depreciation of the right-of-use asset is recognized in the consolidated statement of income.
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

3.16 Intangible assets
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
Intangible assets with finite useful lives are amortized and mainly consist of:
•Customer relationships intangible assets acquired in a business combination, are recognized on acquisition and recorded at fair value. After initial recognition, customer relationships intangible assets are stated at cost less accumulated amortization and any impairment losses. Amortization is charged to the consolidated income statement on a straight-line basis over the estimated useful economic lives which range from 6 to 25 years.
•Technology costs and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives, with a range in useful lives from 3 to 10 years. Expenditures that do not fulfill the requirements for capitalization are expensed as incurred.
•Alcohol licenses are amortized using the straight-line method over their estimated useful lives, which are estimated at 12 years.
Amortized intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through its expected future cash flows.
Intangible assets with indefinite useful lives consist of:
•Rights to produce and distribute Coca-Cola trademark products in the Company’s territories.

As of December 31, 2023, Coca-Cola FEMSA had four bottler agreements in Mexico, (i) Valley of Mexico territory, which is up for renewal in June 2033, (ii) Southeast territory, which is up for renewal in June 2033, (iii) Bajio territory, which is up for renewal in May 2025 and (iv) Golfo territory, which is up for renewal in May 2025. As of December 31, 2023, Coca-Cola FEMSA had one bottler agreement in Brazil, which is up for renewal in October 2027. As of December 31, 2023, Coca-Cola FEMSA had three bottler agreements in Guatemala, which are up for renewal in March 2025 (one contract) and April 2028 (two contracts).
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

As of December 31, 2023, Coca-Cola FEMSA’s Venezuela investee (see Note 2.3.1.9) had one bottler agreement, which is up for renewal in August 2026.
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
•Trademark rights include Health Division’s trademark rights which consist of standalone beauty store retail banners, pharmaceutical distribution to third-party clients and the production of generic and bio equivalent pharmaceuticals.

Intangible assets with an indefinite life are not amortized and are subject to impairment tests on an annual basis as well as whenever certain circumstances indicate that the carrying amount of those intangible assets may exceed their recoverable value.
3.17 Non-current assets held for sale and discontinued operations
The Company classifies non-current assets and disposal groups as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuous operational use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. The sale is considered highly probable if the following conditions are met:
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
Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. For the year ended on December 31, 2023 the Company has assets and liabilities held for sale. See Note 4.
Discontinued operations are excluded from the continuing operations and are also presented as a single line item as earnings (loss) after income taxes of discontinued operations in the consolidated income statement.
For the year ended on December 31, 2023, 2022 and 2021 the Company has discontinued operations related to its investment in Heineken and other significant businesses that have been disposed or are in the process of being sold. See Note 4.

3.18 Impairment of long-lived assets
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
For impairment testing, goodwill acquired in a business combination is allocated at the acquisition date to each of the group’s CGUs that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
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
For the years ended December 31, 2023, 2022 and 2021, the Company recognized impairment losses of Ps. 1,248, Ps. 833 and Ps. 1,427, respectively (see Note 20).
3.19 Financial liabilities and equity instruments
3.19.1 Classification as debt or equity
Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.
3.19.2 Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received net of direct issue costs.
Repurchase of the Company’s own equity instruments is recognized as a deduction from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s equity instruments.
3.19.3 Financial liabilities
Initial recognition and measurement
Financial liabilities within the scope of IFRS 9 are classified as financial liabilities at amortized cost, except for derivative instruments designated as hedging instruments in an effective hedge, which are recognized at FVTPL. The Company determines the classification of its financial liabilities at initial recognition.
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
3.19.4 Loans and borrowings
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the consolidated income statements when the liabilities are derecognized.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest method. The effective interest method amortization is included in interest expense in the consolidated income statements, see Note 19.

3.19.5 Derecognition
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
3.20 Provisions
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
The Company recognizes a provision for a loss contingency when it is probable (i.e. the probability that the event will occur is greater than the probability that it will not) that certain effects related to past events, would materialize and can be reasonably quantified. These events and their financial impact are also disclosed as loss contingencies in the consolidated financial statements when the risk of loss is deemed to be other than remote. The Company does not recognize an asset for a gain contingency until the gain is virtually certain, see Note 26.
Restructuring provisions are recognized only when the recognition criteria for provisions are satisfied. The Company has a constructive obligation when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, there is a detailed estimate of the associated costs, and an appropriate timeline. Furthermore, the employees affected must have been notified of the plan’s main features.
3.21 Post-employment and other short and long-term employee benefits
Post-employment and other long-term employee benefits include obligations for pension and retirement plans, seniority premiums and postretirement medical services.
In Mexico, the economic benefits from employee benefits and retirement pensions are granted to employees with 10 years of service and minimum age of 60. In addition, in accordance with Mexican Labor Law, the Company provides seniority premium benefits to its employees under certain circumstances. The seniority premium benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily before the vesting of their seniority premium benefit. For qualifying employees, the Company also provides certain post-employment healthcare benefits such as the medical-surgical services, pharmaceuticals, and hospitals.
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
Employee profit sharing ("PTU") in Mexico is paid by the Company’s Mexican subsidiaries to its eligible employees. In Mexico, PTU is computed at the rate of 10% of the individual company taxable income. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are deductible; and b) payments to employees that are exempt from taxes are fully deductible in the PTU computation.
The amendment to the Federal Labor Law established a limit on the amount to be paid for profit sharing to employees, which indicates that the amount of PTU assigned to each employee may not exceed the equivalent of three months of the employee’s current salary, or the average PTU received by the employee in the previous three years, whichever is greater. If the PTU determined is less than or equal to this limit, the PTU will be determined by applying 10% of the individual company taxable income. If the PTU determined exceeds this limit, the limit would apply and this should be considered the PTU for the period.

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
3.22 Revenue recognition
The Company recognizes revenue when the control of performance obligations included in the contract is transferred to the customer. Control refers to the ability that the customer has to direct the use and also to obtain substantially all the benefits of the goods or services exchanged. These benefits are generally paid on a short-term basis.
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
All of the above conditions are typically met at the point in time that goods are delivered to the customer at the customers’ facilities. The net sales reflect the effect of agreements with customers, the units delivered at list price, net of variable considerations such as promotions and discounts, which are measure based on the amounts agreed with customers using the expected value method.

The benefits granted from suppliers to the Company as discounts and incentives are recognized as benefits in the cost of goods sold because the Company does not have a separate performance obligation.
When the Company is not the primary responsible party for selling goods or providing services to its customers, it recognizes revenues on a net basis as an agent, in the net sales line item which are generated mainly by Proximity Americas.

All the conditions mentioned above are accomplished normally when the goods are delivered to the customer, usually payment terms varies from 0 to 90 days.

The Company generates revenues for the following activities:
Sale of goods
Includes the sales of goods by all the subsidiaries of the Company, mainly the sale of beverages of the leading brand of
Coca-Cola and the sale or consumption of goods in the small-format stores of the Proximity Americas, Proximity Europe, Health Division and Fuel Division; in which the revenue is recognized at the point of time those products were sold to the customers. See Note 28.

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
Rewards programs
The Company recognizes a contract liability for the obligation to award additional benefits to its customers mainly from reward points granted by Proximity Americas and Fuel Division. Management considers in determining that liability, the amount of points granted to its customers and revenue is recognized when the reward points are redeemed or expired and the related inventory is transferred to the customer.

Variable consideration

The Company estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. Some contracts include promotions, discounts or any other variable allowances that may be granted to the customers. These estimates are based on the commercial agreements celebrated with the customers and on the historical performance for the customer.

Sales discounts are considered variable consideration and are reflected in the client’s invoice. Therefore discounts are recognized at the moment of sale (sales are recorded net of discounts).

In the Modern Channel, retail products are sold at a discount based on volume, considering total sales during certain period. Revenues on these sales are recognized based on the price established in the agreement, net of variable consideration for discounts for estimated volume. The Company uses its accumulated experience to estimate discounts, using the expected value method.

Significant financing component

There is no significant financing component, due to the fact that the majority of sales are made either in cash or on credit with payment terms of less than one year.

Contracts costs
The incremental costs for obtaining a customer contract are recognized as an asset if the Company expects to recover those costs. The incremental costs are those incurred to obtain a contract and that would not be incurred if the contract hadn’t been obtained. The Company recognizes these costs as incurred in the consolidated income statement when the associated revenue is realized in a period equal to or less than one year. The contract costs, are amortized on a straight-line basis over the terms of the related revenue contracts, reflecting how the goods and services are transferred to the client (See Note 3.12). Any other costs that are related to the fulfillment of a contract with a customer and not within the scope of another IFRS standard (e.g. IAS 2, Inventories), are recorded as an asset if they meet the following criteria:

•The costs relate directly to a contract that the Company expects to identify specifically;
•The costs generate or improve the resources of the Company that will be applied to satisfy, or continue satisfying performance obligations in the future; and
•The costs are expected to be recovered.
The contract asset is amortized in the same manner as the goods and services are transferred to the customer. Accordingly, the asset is recognized in the consolidated income statement through its amortization in the same period in which the related revenue is recognized. For the years ended December 31, 2023, 2022 and 2021, contract costs were not significant.
3.23 Administrative and selling expenses
Administrative expenses include labor costs (salaries and other benefits, including PTU of employees not directly involved in the sale or production of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.
Selling expenses include:
•Distribution: labor costs, outbound freight costs, warehousing costs of finished products, write-off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2023, 2022 and 2021, these distribution costs amounted to Ps. 34,615, Ps. 30,721 and Ps. 26,023, respectively;
•Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel; and
•Marketing: promotional expenses and advertising costs.
3.24 Income taxes
The income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes are charged to the consolidated income statements as they are incurred, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.
Uncertain tax positions
The Company operates in numerous tax jurisdictions and is subject to periodic tax inspections, in the normal course of business, by local tax authorities on a range of tax matters in relation to corporate income tax.
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
3.24.1 Current income taxes
Income taxes are recognized in the results of the period of the year in which they are incurred, however, in the case of inflationary effects, penalties and surcharges derived from income taxes from previous years, they are recognized within the line of other expenses and other income before the income taxes line item in the consolidated income statement of the Company since Management considers that the aforementioned inflationary effects, penalties and surcharges are not an integral part of the income taxes of the year (see Note 25.2).

3.24.2 Deferred income taxes
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences and future tax planning strategies will create taxable profits that will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill (no recognition of deferred tax liabilities) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes as part of the acquisition method a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.
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
The Company offsets tax assets and liabilities only if it has a legally enforceable right to offset current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes are levied by the same tax authority.
In Mexico, the income tax rate was 30% for 2023, 2022 and 2021, and currently Management has no reason to believe that the tax rate will change in the foreseeable future. The tax rates for other countries is disclosed in Note 25.

3.25 Share-based payments arrangements
Senior executives of the Company receive remuneration in the form of FEMSA and Coca-Cola FEMSA share-based payment transactions, whereby the employees render services as consideration for equity instruments. Under this stock incentive plan, eligible executive officers and senior management are entitled to receive a special annual bonus in cash, after withholding applicable taxes, to purchase FEMSA and Coca-Cola FEMSA shares traded in the Mexican Stock Exchange. This plan uses the EVA result achieved, and their individual performance as its main evaluation metric. The Company makes a cash contribution to the administrative trust (which is controlled and consolidated by FEMSA) in the amount of the individual executive’s special bonus. The administrative trust then uses the funds to purchase FEMSA and Coca-Cola FEMSA shares or options (as instructed by the Corporate Practices Committee). The equity instruments are granted and then held by an administrative trust controlled and consolidated by the Company until vesting. They are accounted for as equity-settled transactions. The award of equity instruments is based on a fixed monetary value on the grant date.
Equity-settled share-based payments to these employees are measured at the fair value of the equity instruments at the grant date. The fair value determined at the grant date of the equity-settled share-based payments is expensed and recognized based on the graded vesting method over the vesting period at 33% per year over three-year period, based on the Company’s estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the consolidated income statements such that the cumulative expense reflects the revised estimate.
3.26 Earnings per share
The Company presents basic and diluted earnings per share (“EPS”) data for its shares. Basic EPS is calculated by dividing the consolidated net income attributable to equity holders of the parent by the weighted average number of shares outstanding during the period adjusted for the weighted average of own shares purchased in the year. Diluted EPS is determined by adjusting the weighted average number of shares outstanding including the weighted average of the Company’s own shares purchased in the year for the effects of all potentially dilutive securities, which comprise share rights granted to employees described above. See Note 24.

Note 4. Business Combinations and Disposals

4.1 Business Combinations
The Company consummated certain business acquisitions during 2023, 2022 and 2021, which were recorded using the acquisition method of accounting. The results and cash flows of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statement, the consolidated statements of financial position and the consolidated statements of cash flows in the year of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows show the cash outflow for the acquired operations, net of the cash acquired related to those acquisitions.
Acquisitions completed in the periods presented and disclosed below are presented according to their relative importance to the consolidated financial statements, not necessarily following a chronological order.

4.1.1 Proximity Division - Europe

During October 2022, the Company (through Proximity Europe Division) completed the acquisition of 96.87% of Valora Holding AG. (herein “Valora”), for Ps. 22,475 in all-cash consideration, looking to develop the convenience and food service market in Europe, the remaining economic interest of 3.13% was acquired during February 2023 for Ps. 673 in all-cash consideration. The acquisition costs amounted to Ps. 252.

The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2022
Other current assets, including cash acquired of Ps. 1,971	Ps.	2,988
Clients		2,581
Inventories		2,967
Right of use assets		21,299
Trademark rights		8,699
Franchise contracts		447
Other non-current assets		7,581
Total assets		46,562
Deferred tax liability		(1,325)
Other liabilities		(35,055)
Net assets acquired		10,182
Goodwill arising on acquisition		12,966
Total consideration transferred		23,148
Cash acquired		(1,971)
Net cash paid		21,177

(1) In 2022 the PPA was pending finalization, as the allocation of the value in the assets was still in process, As a result of the purchase price allocation which was finalized in 2023, additional fair value adjustments were recognized in 2023 as follows: an increase in the fair value of total assets of Ps. 10,482 (from which Ps. 7,617 are trademark rights as indefinite life intangible assets, Ps. 447 are franchise contracts, Ps. 2,743 are right of use asset and Ps. 325 are other non-current assets), a related deferred tax liability for Ps. 1,887 and a decrease in goodwill of Ps. 7,395. Trademark rights and goodwill both included in the same financial statement caption, indefinite life intangibles. The Company did not retrospectively adjust the provisional amounts recognized in the statement of financial position and the income statement (amortization for definite life intangibles) at the acquisition date given the amounts recognized in the current period are insignificant.
The Company expects to recover the amounts allocated as goodwill through synergies, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of small-format proximity stores.
The income statement information of this acquisition for the period from the acquisition date through December 31,
2022 is as follows:

Income Statement	2022
Total revenues	Ps.	10,064
Income before income taxes		229
Net loss	Ps.	(72)

4.1.2 Envoy Solutions LLC

In May 2022, the Company (through Envoy Solutions LLC) completed the acquisition of 100% of Sigma Supply of North America, LLC. (herein “Sigma Supply”), for Ps. 7,385 in all-cash consideration.

The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2022
Current assets, including cash acquired of Ps. 5	Ps.	132
Accounts receivable		1,252
Inventory		1,206
Customer relationships		3,893
Trademark rights		8
Total non-current assets		860
Total assets		7,351
Total liabilities		(2,104)
Net assets acquired		5,247
Goodwill arising on acquisition		2,138
Total consideration transferred		7,385
Cash acquired		(5)
Net cash paid (2)		7,380

(1) In 2022 the PPA was pending finalization, as the allocation of the value in the assets was still in process, As a result of the purchase price allocation which was finalized in 2023, additional fair value adjustments were recognized in 2023 as follows: an increase in total net assets of Ps. 4,635 (from which Ps. 3,893 are customer relationships and Ps. 8 are trademark rights), and a decrease in goodwill of Ps. 3,824. Trademark rights and goodwill both included in the same financial statement caption, indefinite life intangibles. The Company did not retrospectively adjust the provisional amounts recognized in the statement of financial position and the income statement (amortization for definite life intangibles) at the acquisition date given the amounts recognized in the current period are insignificant.
(2) Cash flow from this acquisition is included as part of discontinued operations on the consolidated statements of cash flows.

The Company expected to recover the amounts allocated as goodwill through its strategy of creating a national distribution platform in the US, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of supply chains and distribution systems in adjacent businesses. Additionally, this goodwill is deductible for US tax purposes over a period of 15 years.
The income statement information of this acquisition for the period from the acquisition date through December 31,
2022 is as follows:

Income Statement	2022
Total revenues	Ps.	5,718
Income before income taxes		463
Net income	Ps.	463

4.2 Other acquisitions

4.2.1 Coca-Cola FEMSA

In January 2022, the Company (through Coca-Cola FEMSA) completed the acquisition of 100% of CVI Refrigerantes Ltda. (herein “CVI”), to expand its geographic footprint, for Ps. 1,947 in all-cash consideration. CVI was a bottler of Coca-Cola trademark products which operated in Rio Grande do Sul, Brazil. CVI is included in the Company’s results since the acquisition date.

The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2022
Total current assets, including cash acquired of Ps. 104	Ps.	615
Total non-current assets		972
Distribution rights		894
Total assets		2,481
Total liabilities		(731)
Net assets acquired		1,750
Goodwill arising on acquisition		197
Total consideration transferred		1,947
Consideration not paid on acquisition date		(186)
Consideration paid in acquisition date, net		1,761
Cash acquired of CVI		(104)
Net cash paid	Ps.	1,657

Total revenues of CVI for the period from the acquisition date through to December 31, 2022 were Ps.1,923. Goodwill was allocated on the South America segment.

In November 2022, the Company (through Coca-Cola FEMSA) completed the acquisition of 100% of the business of “Agua Cristal” from Bepensa, a Mexican business group, in the Southeast region of Mexico for Ps. 699 in all-cash consideration transferred. The business of “Agua Cristal” is included in the Company results since December 2022. The Company booked mainly property, plant and equipment for Ps. 448, other indefinite lived intangible assets for Ps.228, goodwill for Ps. 8 and the amount of liabilities assumed was not significant.

4.2.2 Digital@FEMSA

In March 2023, the Company (through Digital@FEMSA) completed the acquisition of 100% of NetPay S.A.P.I. de C.V. (herein “NetPay”), a small business focused on processing electronic transactions for small and medium-sized businesses, for Ps. 4,422 in all-cash consideration.

The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2023
Total current assets, including cash acquired of Ps. 39	Ps.	271
Customer relationships		188
Trademark rights		26
Technology cost		145
Total non-current assets		97
Total assets		727
Total liabilities		(223)
Net assets acquired		504
Goodwill arising on acquisition		3,918
Total consideration transferred		4,422
Earn out		(596)
Cash acquired		(39)
Net cash paid	Ps.	3,787

The Company expects to recover the amounts allocated as goodwill through synergies, building on FEMSA’s capabilities by leveraging its expertise in the organization and management in digital business.

The income statement information of this acquisition for the period from the acquisition date through December 31, 2023 is as follows:

Income Statement	2023
Total revenues	Ps.	1,527
Income before income taxes		2
Net loss	Ps.	(11)

4.2.3 Proximity Americas Division

In February 2022, the Company (through Proximity Americas Division) completed the acquisition of 100% of Ok Market (herein “Ok Market”), a chain of small-format proximity stores in Chile, for Ps. 1,269 in all-cash consideration.

The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2022
Total current assets, including cash acquired of Ps. 6	Ps.	463
Total non-current assets		1,238
Total assets		1,701
Total liabilities		(1,055)
Net assets acquired		646
Goodwill arising on acquisition		623
Total consideration transferred		1,269
Cash acquired		(6)
Net cash paid	Ps.	1,263

The Company expects to recover the amounts allocated as goodwill through synergies, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of small-format proximity stores.

The income statement information of this acquisition for the period from the acquisition date through December 31,
2022 is as follows:

Income Statement	2022
Total revenues	Ps.	2,635
Income before income taxes		314
Net income	Ps.	204

4.2.4 Envoy Solutions LLC

During 2022, the Company (through Envoy Solutions LLC) completed the acquisition of 100% of ATRA Janitorial Supply Co., LLC. (herein “Atra”), Hughes Enterprises, LLC. (herein "Hughes"), Sunbelt Packaging, LLC. (herein "Sunbelt"), H.T. Berry Company, LLC. (herein "H.T. Berry") and other smaller acquisitions for Ps. 8,203 in all-cash consideration.

The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2022
Total current assets, including cash acquired of Ps. 85	Ps.	2,103
Customer relationships		1,269
Trademark rights		14
Total non-current assets		909
Total assets		4,295
Total liabilities		(1,535)
Net assets acquired		2,760
Goodwill arising on acquisition		5,443
Total consideration transferred		8,203
Cash acquired		(85)
Net cash paid (2)	Ps.	8,118

(1) In 2022 the PPA was pending finalization, as the allocation of the value in the assets was still in process, As a result of the purchase price allocation which was finalized in 2023, additional fair value adjustments were recognized in 2023 as follows: an increase in total net assets of Ps. 1,783 (from which Ps. 1,269 are customer relationships and Ps. 14 are trademark rights), and a decrease in goodwill of Ps. 1,054. Trademark rights and goodwill both included in the same financial statement caption, indefinite life intangibles. The Company did not retrospectively adjust the provisional amounts recognized in the statement of financial position and the income statement (amortization for definite life intangibles) at the acquisition date given the amounts recognized in the current period are insignificant.
(2) Cash flow from this acquisition is included as part of discontinued operations on the consolidated statements of cash flows.
The Company expected to recover the amounts allocated as goodwill through its strategy of creating a national distribution platform in the US, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of supply chains and distribution systems in adjacent businesses. Additionally, this goodwill is deductible for US tax purposes over a period of 15 years.
The income statement information of these acquisitions for the period from the acquisition date through December 31, 2022 is as follows:

Income Statement	2022
Total revenues	Ps.	2,148
Income before income taxes		115
Net income	Ps.	115
During 2021, the Company (through Envoy Solutions, LLC) completed the acquisition of 100% of Daycon Products, Co. (herein “Daycon”), Penn Jersey Paper, Co. (herein “PJP”), Next-Gen Supply Group, Inc. (herein “Next-Gen”), Johnston Paper Company, Inc. (herein “Johnston Paper”), and other smaller acquisitions which amounted to Ps. 9,949 fully paid in cash, increasing its specialized distribution footprint in the United States.

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

The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2021
Total current assets, including cash acquired of Ps. 337	Ps.	2,795
Customer relationships		2,864
Trademark rights		58
Other non-current assets		1,594
Total assets		7,311
Total liabilities		(2,907)
Net assets acquired		4,404
Goodwill arising on acquisition		5,545
Total consideration transferred		9,949
Cash acquired		(337)
Net cash paid	Ps.	9,612

(1) In 2021 the PPA was pending finalization, as the allocation of the value in the assets was still in process, As a result of the purchase price allocation which was finalized in 2022, additional fair value adjustments were recognized in 2022 as follows: an increase in total net assets of Ps. 3,068 (from which Ps. 2,864 are customer relationships and Ps. 58 are trademark rights), and a decrease in goodwill of Ps. 2,395. Trademark rights and goodwill both included in the same financial statement caption, indefinite life intangibles. The Company did not retrospectively adjust the provisional amounts recognized in the statement of financial position and the income statement (amortization for definite life intangibles) at the acquisition date given the amounts recognized in the current period are insignificant.

The Company expected to recover the amounts recorded as goodwill through its strategy of creating a national distribution platform in the US, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of supply chains and distribution systems in adjacent businesses. Additionally, this goodwill is deductible for US tax purposes over a period of 15 years.

The income statement information of these acquisitions for the period from the acquisition date through December 31, 2021 is as follows:

Income Statement	2021
Total revenues	Ps.	$2,187
Income before income taxes		46
Net income	Ps.	46

Unaudited Pro Forma Financial Data
The following unaudited consolidated pro forma financial data represent the Company’s historical financial information, adjusted to give effect to (i) the acquisition of NetPay as if this acquisition had occurred on January 1, 2023; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets and amortization of definite life intangibles of the acquired companies.

Unaudited consolidated pro forma financial data for the acquisitions is as follows:

	For the year ended
	December 31, 2023
Total revenues	Ps.	710,327
Income before income taxes and share of the profit of equity method accounted investees		57,826
Net income		76,622
Basic net controlling interest income per share Series “B”	Ps.	3.27
Basic net controlling interest income per share Series “D”		4.09

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

Unaudited consolidated pro forma financial data for the acquisitions is as follows:

	For the year ended
	December 31, 2021
Total revenues	Ps.	565,838
Income before income taxes and share of the profit of equity method accounted investees		41,313
Net income		37,800
Basic net controlling interest loss per share Series “B”	Ps.	1.43
Basic net controlling interest loss per share Series “D”		1.78

4.3. Disposals (Discontinued Operations)

4.3.1 Heineken

On February 16, 2023, the Company sold a portion of its investment in Heineken Group for a total amount of EUR 3.2 billion all in cash consideration. After this transaction FEMSA's economic interest decreased from 14.76% to 8.13%. As a result, FEMSA's appointed directors resigned from Heineken's Boards and the Company lost its significant influence over this investment, discontinuing the use of the equity method of accounting for the Heineken Investment.

On May 31, 2023, the Company sold the majority of its economic interest in Heineken Group common shares through an accelerated book building of shares for a total amount of EUR 3.3 billion with the exception of the retained shares recognized at fair value a financial asset underlying the Company's unsecured exchangeable bonds, which represent less than 1% of an economic interest for the amount of EUR 500 million redeemable for shares of Heineken Holding N.V. see Note 14.

Because of its importance as a substantial business for the Company, which includes its geographical footprint, in accordance with IFRS 5, the investment in Heineken was classified as a discontinued operation for all the years presented in these consolidated financial statements; the results related with the equity method were presented in the profit after tax from discontinued operations in the consolidated statements of income. The consolidated statements of income comparative figures have therefore been restated accordingly.

All other notes to the consolidated financial statements include amounts for continued operations, unless indicated otherwise.

A summary of the results of the discontinued operation from January 1 to December 31, 2023, corresponding to Heineken's equity method, is shown below:

	December 31, 2023
Proceeds from the sale of shares	Ps.	133,222
Cost of sale of shares		106,273
		26,949
Expenses related to the sale		(430)
Recycling:
Foreign exchange loss of the equity method		(9,235)
Gain on the remeasurement of the value of derivative instruments		738
Employee benefits		(1,247)
Cancellation effects of hedge of foreign net investment (Note 19)		5,763
		(3,981)
Equity method:
Results for the period, net of tax		619
Foreign exchange of the period		(2,141)
		(1,523)
Change in investment recognition:
Gain on revaluation at fair value of the shares		26,820
Taxes
Cancellation of deferred tax asset related to the investment		(4,134)
Tax paid on the sale of shares		(10,697)
Gain on sale of shares reclassified to discontinued operations	Ps.	33,003

For the years ended December 31, 2022 and 2021, the amount of discontinued operations was Ps. 7,359 and Ps. 10,775 respectively, related with the equity method of Heineken.

After the sale of the economic interest in Heineken, the remaining shares linked to the exchangeable bond are classified as a financial asset within the consolidated statement of financial position amounted to Ps. 7,514 as of December 31, 2023. See Note 14.2.

The investment in Heineken represented a business segment until 2023. With this investment being classified as discontinued operations, the investment in Heineken segment is no longer presented in the segment note as it no longer meets the definition of a reportable segment and therefore prior periods have been restated as such for purposes of comparability (see Note 27).

4.3.2 Plan for Disposal of Strategic Businesses

The following companies were part of the Strategic businesses operation segment:

•AlPunto, which is a group of companies focused on the production and distribution of coolers, commercial refrigeration equipment, plastic boxes, food processing, preservation and weighing equipment.

•Solistica, dedicated to providing 3PL comprehensive logistics solutions to FEMSA companies and to external customers.

•Envoy, a business related with the specialized distribution of cleaning products and consumables in the United States.

On February 15, 2023, the Company publicly announced FEMSA Forward Strategy which consists on maximize long term value creation by focusing on its core business verticals and exploring alternatives for strategic businesses. Therefore, the Company started the process for the divestment of these businesses during 2023.
The Company identified AlPunto and Solistica businesses are held for sale and discontinued operations as of December 31, 2023 and the sale is expected to be completed within a year from the reporting date. The major classes of assets and liabilities classified as held for sale as at December 31, 2023 are, as follows:

	2023
Cash	Ps.	319
Trade receivables		6,567
Inventories		2,636
Other current assets		866
Total Current Assets		10,387

Property, plant and equipment		3,830
Right-of-use assets		2,827
Intangible assets		6,250
Other assets		2,525
Total Assets		25,819

Lease liabilities		674
Operating liabilities		7,631
Total Current Liabilities		8,305

Non-current portion lease liabilities		2,391
Employee benefits		479
Other liabilities		396
Total Liabilities	Ps.	11,569

On October 31, 2023, the Company finalized the merger of Envoy Solutions, LLC into BradyIFS ("IFS TopCo LLC"), with Envoy continuing its operations as a wholly-owned subsidiary of Brady IFS. As a result of the transaction, the Company lost control over Envoy and recognized a gain of disposal of Ps. 163 million in the consolidated income statement for 2023. Following the merger, the Company received approximately US$1.5 billion in cash and acquired a 37% ownership stake in the newly formed entity which was measured at fair value. The remaining ownership, approximately 63%, was acquired by existing BradyIFS equity holders, represented by Sponsor Co, LLC, and the existing non-controlling interest of Envoy Solutions. Subsequently, the Company recognizes its investment in Brady IFS under the equity method given that it exercises significant influence over the entity.
Strategic Businesses were presented within the Logistics and Distributions segment until 2023. With these businesses being classified as discontinued operations, the Logistics and Distributions segment is no longer presented in the segment note as it no longer meets the definition of a reportable segment and therefore prior periods have been restated as such for purposes of comparability (see Note 27).
The results of the discontinued operations related to these dispositions, which are all part of the same disposal decision related to the FEMSA Forward strategy, for the years ended are shown below:

		2023		2022		2021
Net sales	Ps.	80,634	Ps.	76,194	Ps.	50,801
Cost of goods sold		62,275		66,044		43,272
Gross profit		18,359		10,150		7,529
Operating profit		3,997		1,972		(1,777)
Loss before income taxes of discontinued operations		(1,334)		(4,816)		(1,799)
Income taxes		511		(1,120)		(712)
Gain on sale of discontinued operations		59		—		—
Net loss of the period of discontinued operations (1)	Ps.	(765)	Ps.	(5,936)	Ps.	(2,511)

Heineken		33,003		7,359		10,775
Total discontinued operations	Ps.	32,238	Ps.	1,423	Ps.	8,264

(1) Includes impairment loss related to Logistics and Distribution for an amount of Ps. 3,955 in 2023.

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

	December 31, 2023		December 31, 2022
Cash and bank balances	Ps.	90,114	Ps.	39,598
Cash equivalents (see Note 3.5)		74,998		43,841
	Ps.	165,112	Ps.	83,439

Note 6. Investments

As of December 31, 2023 and 2022, current investments with a maturity greater than three months but less than twelve months are carried at amortized cost, and their carrying value is similar to their fair value. The following is a detail of such investments:

Fixed-rate
Corporate debt securities	2023		2022
Acquisition cost	Ps.	—	Ps.	21
Accrued interest		—		30
Bank deposits
Acquisition cost	Ps.	26,354	Ps.	—
Accrued interest		374		—
Total investments	Ps.	26,728	Ps.	51

Note 7. Trade Accounts Receivable, Net

	December 31, 2023		December 31, 2022
Trade accounts receivable	Ps.	34,047	Ps.	39,331
The Coca-Cola Company (see Note 15)		378		776
Loans to employees		114		131
Heineken Group (see Note 15)		352		1,172
Others		6,507		6,355
		41,398		47,765
Allowance for expected credit losses		(2,535)		(2,238)
	Ps.	38,863	Ps.	45,527

7.1 Trade receivables
Trade receivables representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.
Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs.
Because 6% of the trade accounts receivables are unrecoverable, the Company does not have customers classified as "high risk,” which would be eligible to have special management conditions for the credit risk.

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
The parameters used within the model are:
•Breach probability;
•Loss severity;
•Financing rate;
•Special recovery rate; and
•Breach exposure.
Aging of accounts receivable (days current or outstanding)

	December 31, 2023		December 31, 2022
Current	Ps.	25,424	Ps.	36,978
0‑30 days		9,892		7,517
31‑60 days		1,398		1,037
61‑90 days		835		463
91‑120 days		1,017		291
120+ days		2,832		1,479
Total	Ps.	41,398	Ps.	47,765

7.2 Changes in the allowance for expected credit losses

	2023		2022		2021
Balance at the beginning of the period	Ps.	2,238	Ps.	1,951	Ps.	2,462
Allowance for the period		1,367		1,060		496
Additions (write-offs) of uncollectible accounts		(557)		(945)		(821)
Addition from business combinations		3		166		—
Effects of changes in foreign exchange rates		(26)		6		(186)
Disposal of businesses		(490)		—		—
Balance at the end of the period	Ps.	2,535	Ps.	2,238	Ps.	1,951

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and dispersed.
In 2023 the Company recognized a write-off in Health Division for an amount of Ps. 527 related with trades receivables in Colombia due to uncertainty in collection with one of the main institutional customers.

7.3 Payments from The Coca-Cola Company
The Coca-Cola Company participates in certain marketing and promotional programs. Contributions received by the Company are recognized as a reduction in selling expenses. For the years ended December 31, 2023, 2022, and 2021 contributions received were Ps. 2,450, Ps. 1,170 and Ps. 2,437, respectively.

Note 8. Inventories

	December 31, 2023		December 31, 2022
Finished products	Ps.	51,939	Ps.	53,185
Raw materials		3,701		6,383
Spare parts		1,145		1,159
Work in process		899		1,028
Inventories in transit		538		469
	Ps.	58,222	Ps.	62,224

For the years ended 2023, 2022 and 2021, the Company recognized write-downs of its inventories for Ps. 3,278, Ps. 2,089 and Ps. 1,867 to net realizable value, respectively.
For the years ended 2023, 2022 and 2021, changes in inventories are comprised of the following and included in the consolidated income statement under the cost of goods sold caption:

	2023		2022 (Revised)		2021 (Revised)
Changes in inventories of finished goods and work in process	Ps.	286,346	Ps.	234,174	Ps.	246,134
Raw materials and consumables used		115,542		84,984		42,014
Total	Ps.	401,888	Ps.	319,158	Ps.	288,148

Note 9. Other Current Assets and Other Current Financial Assets
9.1 Other current assets

	December 31, 2023		December 31, 2022
Prepaid expenses	Ps.	3,331	Ps.	3,953
Agreements with customers, net of accumulated amortization		126		208
Licenses		233		247
Other		127		70
	Ps.	3,817	Ps.	4,478

As of December 31, 2023 and 2022, the Company’s prepaid expenses are as follows:

	December 31, 2023		December 31, 2022
Advances for inventories	Ps.	1,826	Ps.	1,964
Advertising and promotional expenses paid in advance		96		119
Advances to service suppliers		4		44
Prepaid leases		63		64
Prepaid insurance		674		332
Others		668		1,430
	Ps.	3,331	Ps.	3,953

For the years ended December 31, 2023, 2022 and 2021, the Company’s advertising and promotional expenses amounted to Ps. 6,778, Ps. 5,768 and Ps. 7,586, respectively.
9.2 Other current financial assets

	2023		2022
Restricted cash	Ps.	304	Ps.	1,103
Derivative financial instruments (see Note 21)		431		10,061
Notes receivable (1)		16,125		205
	Ps.	16,860	Ps.	11,369

(1) In 2023, the Company sold its investment in Jetro Restaurant Depot. As part of the purchase sale agreement, a note receivable was agreed for U.S.$933 (Ps. 15,954), see Note 14.2.

The Company has pledged part of its cash to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2023 and 2022, the restricted cash pledged was held in:

	2023		2022
U.S. Dollars	Ps.	304	Ps.	1,095
Chilean pesos		—		8
	Ps.	304	Ps.	1,103

The restricted cash in U.S. Dollars corresponds to operations in Brazil and relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

Note 10. Equity Method Accounted Investees
As of December 31, 2023 and 2022, Company’s equity method accounted investees are as follows:

			Ownership Percentage			Carrying Value
Investee	Principal Activity	Place of Incorporation	December 31, 2023	December 31, 2022		December 31, 2023		December 31, 2022
Heineken (1) (2)	Beverages	The Netherlands	—%	14.8%	Ps.	—	Ps.	92,282
IFS TopCo LLC (4)	Distribution	United States	37.1%	—%		15,032		—
Coca-Cola FEMSA:
Joint ventures:
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		223		189
Fountain Agua Mineral, L.T.D.A.	Beverages	Brazil	50.0%	50.0%		808		752
Planta Nueva Ecología De Tabasco, S.A. de C.V.	Recycling	Mexico	50.0%	50.0%		1,139		578
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.4%	36.4%		3,454		3,632
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	Canned bottling	Mexico	26.5%	26.5%		215		157
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		99		100
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	28.2%	29.3%		2,831		2,267
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	25.1%	25.1%		298		388
Alimentos de Soja S.A.U.	Beverages	Argentina	10.7%	10.7%		23		282
Other investments in Coca-Cola FEMSA	Various	Various	Various	Various		156		107
Proximity Americas Division:
Joint ventures:
Raizen Conveniências	Proximity	Brazil	50.0%	50.0%		1,636		2,371
Other investments (1) (3)	Various	Various	Various	Various		333		564
					Ps.	26,247	Ps.	103,669

(1)Associate.
(2)As of December 31, 2022 comprised of 8.63% of Heineken, N.V. and 12.26% of Heineken Holding, N.V., which represented an economic interest of 14.76% in Heineken Group. The Company had significant influence, mainly, because it participated in the Board of Directors of Heineken Holding, N.V. and the Supervisory Board of Heineken N.V. During the first semester of 2023, the Company completed the Heineken share offering, leaving less than 1% of economic interest in Heineken Group, therefore the Company no longer maintains significant influence over this Group.
(3)Joint ventures.

(4)As a result of the merger between Envoy Solutions and BradyIFS during October 2023, the Company owns 37.1% of the shares of IFS TopCo LLC, having significant influence over this investee, mainly because it has appointed directors who participate in the Board of IFS TopCo LLC (see Note 4).

Coca-Cola FEMSA's investments

During 2023 Coca-Cola FEMSA received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. ("PIASA") for the amount of Ps. 79.

During 2023 Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for the amount of Ps. 466, and sale of shares for an amount of Ps. 24, also its ownership decreased due to a corporate restructuring.

During 2023, Coca-Cola FEMSA recognized an impairment on its investment in Alimentos de Soja S.A.U. for an amount of Ps. 143 recognized in the South America segment.

During 2023 and 2022 Coca-Cola FEMSA made capital contributions to Planta Nueva Ecología de Tabasco S.A. de C.V. for the amounts of Ps. 506, and Ps. 560, respectively. There were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2022, Coca-Cola FEMSA's ownership in Jugos del Valle, S.A.P.I. de C.V. increased due to a corporate reestructuring and its ownership in Leao Alimentos e Bebidas, LTDA, Trop Frutas do Brasil, LTDA increased due to acquisition of CVI.

During 2022 Coca-Cola FEMSA received dividends from Industria Envasadora de Querétaro, S.A. de C.V. ("IEQSA") for the amount of Ps. 16.

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

For the years ended December 31, 2023, 2022 and 2021 the equity earnings recognized for associates of Coca-Cola FEMSA were Ps. 25, Ps. 194 and Ps. 85, respectively.
For the years ended December 31, 2023, 2022 and 2021 the equity earnings recognized for joint ventures of Coca-Cola FEMSA were Ps. 190, Ps. 192 and Ps. 3, respectively.

Heineken

On April 30, 2010, the Company acquired an economic interest of 20% of Heineken Group. Heineken’s main activities are the production, distribution and marketing of beer worldwide. The economic interest as of December 31, 2022 was 14.8%. The Company’s share of the net income attributable to equity holders of Heineken Group exclusive of amortization of adjustments amounted to Ps. 8,316 for the year ended December 31, 2022.

On February 17, 2023, the Company, through several block transactions, sold 20,879,120 Heineken N.V. shares and 17,333,518 Heineken Holding N.V. shares, from which Heineken N.V. repurchased 7,782,100 Heineken N.V. shares and 3,891,050 Heineken Holding shares from the Company. In addition, on May 31, 2023, the Company sold 28,828,083 Heineken N.V. shares and 12,756,044 Heineken Holding shares, from which Heineken N.V. repurchased 2,531,462 Heineken N.V. shares and 1,265,731 Heineken Holding shares from the Company.

Consequently, the Company and its subsidiaries sold a total of 49,697,203 shares of Heineken N.V. and 30,089,562 shares of Heineken Holding N.V., representing 8.63% and 10.45% of the capital stock of each of them, respectively, and which together represent an economic interest of 13.9% in Heineken Group. As a result of the transactions described above, the Company no longer maintains significant influence over the Heineken Group, and the equity method over this investment was discontinued, considering reclassifications from other comprehensive income to the profit and losses (see Note 4).

The Company recognized equity method income of Ps. 7,359 and Ps. 10,775 net of taxes based on its economic interest in Heineken Group for the years ended December 31, 2022 and 2021, respectively. For the three months ended from January 1st to March 31st of 2023, the Company recognized equity method income of Ps. 619 from Heineken Group (see Note 4.3.1).

Summarized financial information in respect of the associate Heineken Group accounted for under the equity method is set out below.

	December 31, 2022
Amounts in millions	Peso		Euro
Total current assets	Ps.	227,480	€.	11,015
Total non-current assets		854,803		41,391
Total current liabilities		293,050		14,190
Total non-current liabilities		336,543		16,296
Total equity		452,690		21,920
Equity attributable to equity holders		403,765		19,551
Total revenue and other income	Ps.	598,072	€.	28,866
Total cost and expenses		509,333		24,583
Net income	Ps.	62,965	€.	3,039
Net income attributable to equity holders		55,568		2,682
Other comprehensive income		6,257		302
Total comprehensive income	Ps.	69,222	€.	3,341
Total comprehensive income attributable to equity holders		62,965		3,039

Reconciliation from the equity of the associate Heineken Group to the investment of the Company.

		December 31, 2022
Amounts in millions		Peso		Euro
Equity attributable to equity holders of Heineken		Ps.	403,765	€.	19,551
Economic ownership percentage	%		14.76%		14.76
Investment in Heineken investment exclusive of goodwill and other adjustments		Ps.	59,560	€.	2,884
Effects of fair value determined by purchase price allocation			14,528		704
Goodwill			18,194		881
Heineken investment		Ps.	92,282	€.	4,469

As of December 31, 2022, the fair value of the Company’s investment in Heineken N.V. Holding and Heineken N.V. represented by shares equivalent to 14.8% of its outstanding shares amounted to Ps. 143,638 (€.6,912 million) based on quoted market prices of those dates.

During the years ended December 31, 2023, 2022 and 2021, the Company received dividends distributions from Heineken Group, amounting to Ps. 3,428, Ps. 2,635 and Ps. 2,005, respectively.
IFS TopCo LLC

On October 31, 2023, the Company entered into a definitive agreement with BradyIFS to create a new distribution platform for the facility cleaning, food disposables and packaging industries in the United States. The Company received Ps. 24,468 (U.S. $1.5 billion) in cash and will maintain a 37.1% equity interest in the new combined entity IFS TopCo LLC. Due to the timing of the acquisition in the fourth quarter of 2023, the Company continues to obtain the information to complete the purchase price allocation and will record adjustments, if any, during the 12 month measurement period. Goodwill and intangibles assets pending allocation would include primarily trademark rights and customer relationships of which the majority are expected to be indefinite life. Any potential adjustments would be reflected within the equity method investment for this entity given that the Company does not control but does have significant influence over it. The fair value of the investment derived from the transaction was Ps. 15,032 (U.S. $890 million) (see Note 4.3.2).

Reconciliation from the equity of the associate IFS TopCo LLC to the investment of the Company.

		December 31, 2023
Amounts in millions		Peso		U.S. dollars
Fair value of IFS TopCo		Ps.	36,169	$.	2,141
Economic ownership percentage	%		37.08%		37.08
Investment in IFS TopCo investment exclusive of goodwill and other adjustments		Ps.	13,412	$.	794
Goodwill pending to be allocated			1,620		96
IFS TopCo investment (1)		Ps.	15,032	$.	890

(1)IFS TopCo purchase price allocation will be finalized during the twelve month remeasurement period after the acquisition date.

For the year ended December 31, 2023, 2022 and 2021, the Company’s share of other comprehensive income from equity investees, net of taxes are as follows:

	2023		2022		2021
Items that may be reclassified to consolidated net income:
Valuation of the effective portion of derivative financial instruments	Ps.	(526)	Ps.	(286)	Ps.	32
Exchange differences on translating foreign operations		6,623		2,655		2,893
Total	Ps.	6,097	Ps.	2,369	Ps.	2,925
Items that may not be reclassified to consolidated net income in subsequent periods:
Remeasurements of the net defined benefit liability	Ps.	897	Ps.	267	Ps.	590

For the years ended December 31, 2023, 2022 and 2021 the equity earnings (loss) recognized for other associates were Ps. (621), Ps. 287, and Ps. (98), respectively.

Note 11. Property, Plant and Equipment

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1,2021	Ps.	9,922	Ps.	27,255	Ps.	86,726	Ps.	16,949	Ps.	17,923	Ps.	10,534	Ps.	26,527	Ps.	905	Ps.	196,741
Additions (1)		303		484		5,263		115		3,655		8,527		2,869		237		21,453
Additions from business acquisitions		—		—		86		—		—		—		—		—		86
Changes in the fair value of past acquisitions		—		—		55		—		—		—		3		—		58
Transfer of completed projects in progress		3		768		4,997		1,351		31		(7,384)		215		19		—
Transfer (to)/from assets classified as held for sale		—		—		60		—		—		—		(8)		4		56
Disposals		(93)		(205)		(7,196)		(1,614)		(2,300)		(190)		(1,771)		(32)		(13,401)
Effects of changes in foreign exchange rates		(162)		(657)		(1,487)		(556)		(364)		(752)		(76)		(82)		(4,136)
Effects on the recognition of inflation effects		140		464		1,580		318		487		1		—		—		2,990
Cost as of December 31, 2021	Ps.	10,113	Ps.	28,109	Ps.	90,084	Ps.	16,563	Ps.	19,432	Ps.	10,736	Ps.	27,759	Ps.	1,051	Ps.	203,847
Cost as of January 1, 2022	Ps.	10,113	Ps.	28,109	Ps.	90,084	Ps.	16,563	Ps.	19,432	Ps.	10,736	Ps.	27,759	Ps.	1,051	Ps.	203,847
Additions (1)		447		774		8,237		939		4,124		15,597		2,669		397		33,184
Additions from business acquisitions		201		1,268		4,478		126		8		699		175		—		6,955
Changes in the fair value of past acquisitions		—		—		(68)		—		—		—		36		(19)		(51)
Transfer of completed projects in progress		159		1,571		4,794		2,485		645		(9,954)		290		10		—
Transfer (to)/from assets classified as held for sale		—		—		(107)		—		—		—		—		—		(107)
Disposals		(33)		(259)		(3,362)		(1,072)		(381)		(290)		(214)		(15)		(5,626)
Effects of changes in foreign exchange rates		(458)		(1,167)		(1,955)		(1,276)		(1,707)		(589)		641		(166)		(6,677)
Effects on the recognition of inflation effects		222		735		2,903		536		849		7		—		(2)		5,250
Cost as of December 31, 2022	Ps.	10,651	Ps.	31,031	Ps.	105,004	Ps.	18,301	Ps.	22,970	Ps.	16,206	Ps.	31,356	Ps.	1,256	Ps.	236,775

Cost as of January 1, 2023	Ps.	10,651	Ps.	31,031	Ps.	105,004	Ps.	18,301	Ps.	22,970	Ps.	16,206	Ps.	31,356	Ps.	1,256	Ps.	236,775
Additions (1)		135		319		9,193		855		2,782		18,376		4,572		566		36,798
Additions from business acquisitions		—		—		64		—		—		2		—		—		66
Business combinations from disposals		—		—		70		—		—		—		—		—		70
Changes in the fair value of past acquisitions		73		(15)		189		—		—		—		—		10		257
Transfer of completed projects in progress		558		1,582		6,008		2,346		2,110		(12,621)		3		14		—
Transfer (to)/from assets classified as held for sale		—		—		57		—		—		—		—		—		57
Disposals		(327)		(799)		(9,656)		(1,245)		(270)		(322)		(1,012)		(100)		(13,731)
Disposal of Envoy Solutions		—		—		(1,001)		—		—		(91)		(200)		(17)		(1,309)
Effects of changes in foreign exchange rates		(523)		(2,174)		(5,845)		(1,299)		(2,155)		(1,109)		(266)		(371)		(13,742)
Effects on the recognition of inflation effects		177		587		1,897		400		655		123		4		—		3,843
Cost as of December 31, 2023	Ps.	10,744	Ps.	30,531	Ps.	105,980	Ps.	19,358	Ps.	26,092	Ps.	20,564	Ps.	34,457	Ps.	1,358	Ps.	249,084

(1)Total includes Ps. 890, Ps. 2,278 and Ps. 3,784 outstanding payment to suppliers, as of December 31, 2023, 2022 and 2021 respectively.
(2)Investments in fixed assets in progress are expected to be completed and transferred to other fixed assets categories within next twelve months.

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2021	Ps.	—	Ps.	(7,643)	Ps.	(43,110)	Ps.	(9,162)	Ps.	(12,152)	Ps.	—	Ps.	(11,130)	Ps.	(438)	Ps.	(83,635)
Depreciation for the year		—		(870)		(8,344)		(1,795)		(2,708)		—		(2,462)		(154)		(16,333)
Transfer to/(from) assets classified as held for sale		—		—		(38)		—		—		—		—		—		(38)
Disposals		—		80		5,312		1,493		2,391		4		1,649		27		10,956
Effects of changes in foreign exchange rates		—		151		864		372		222		—		417		88		2,114
Changes in value on the recognition of inflation effects		—		(139)		(946)		(208)		(427)		—		(6)		(38)		(1,764)
Accumulated Depreciation as of December 31, 2021	Ps.	—	Ps.	(8,421)	Ps.	(46,262)	Ps.	(9,300)	Ps.	(12,674)	Ps.	4	Ps.	(11,532)	Ps.	(515)	Ps.	(88,700)

Accumulated Depreciation as of January 1, 2022	Ps.	—	Ps.	(8,421)	Ps.	(46,262)	Ps.	(9,300)	Ps.	(12,674)	Ps.	4	Ps.	(11,532)	Ps.	(515)	Ps.	(88,700)
Depreciation for the year		—		(1,393)		(9,107)		(2,015)		(3,234)		—		(2,456)		(134)		(18,339)
Transfer to/(from) assets classified as held for sale		—		—		89		—		—		—		—		—		89
Disposals		—		217		3,319		936		305		—		248		12		5,037
Effects of changes in foreign exchange rates		—		298		745		860		1,274		—		(766)		144		2,555
Changes in value on the recognition of inflation effects		—		(244)		(2,034)		(354)		(745)		—		(5)		(34)		(3,416)
Accumulated Depreciation as of December 31, 2022	Ps.	—	Ps.	(9,543)	Ps.	(53,250)	Ps.	(9,873)	Ps.	(15,074)	Ps.	4	Ps.	(14,511)	Ps.	(527)	Ps.	(102,774)

Accumulated Depreciation as of January 1, 2023	Ps.	—	Ps.	(9,543)	Ps.	(53,250)	Ps.	(9,873)	Ps.	(15,074)	Ps.	4	Ps.	(14,511)	Ps.	(527)	Ps.	(102,774)
Depreciation for the year		—		(1,021)		(10,309)		(1,844)		(3,257)		—		(2,784)		(196)		(19,411)
Transfer to/(from) assets classified as held for sale		—		—		(43)		—		—		—		—		—		(43)
Disposals		—		260		6,494		1,249		261		(4)		592		63		8,915
Disposal of Envoy Solutions		—		—		344		—		—		—		70		(38)		376
Effects of changes in foreign exchange rates		—		708		3,898		793		1,783		—		398		241		7,821
Changes in value on the recognition of inflation effects		—		(218)		(1,265)		(291)		(649)		—		(2)		(13)		(2,438)
Accumulated Depreciation as of December 31, 2023	Ps.	—	Ps.	(9,814)	Ps.	(54,131)	Ps.	(9,966)	Ps.	(16,936)	Ps.	—	Ps.	(16,237)	Ps.	(470)	Ps.	(107,554)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2021	Ps.	10,113	Ps.	19,688	Ps.	43,822	Ps.	7,263	Ps.	6,758	Ps.	10,740	Ps.	16,227	Ps.	536	Ps.	115,147
As of December 31, 2022	Ps.	10,651	Ps.	21,488	Ps.	51,754	Ps.	8,428	Ps.	7,896	Ps.	16,210	Ps.	16,845	Ps.	729	Ps.	134,001
As of December 31, 2023	Ps.	10,744	Ps.	20,717	Ps.	51,849	Ps.	9,392	Ps.	9,156	Ps.	20,564	Ps.	18,220	Ps.	888	Ps.	141,530

Note 12. Leases
During 2023, the changes in the Company’s right-of-use assets were as follows:

	Land and buildings		Other (1)	Total
Cost as of January 1, 2023	Ps.	81,753	2,213	83,966
Additions		21,858	772	22,630
Changes in fair value of past acquisitions		2,774	30	2,804
Transfer (from)/to assets classified as held for sale		(6,721)	(618)	(7,339)
Disposals		(5,956)	(141)	(6,097)
Remeasurements		8,416	674	9,090
Depreciation		(13,889)	(879)	(14,768)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		(2,184)	(161)	(2,345)
Right-of-use assets, net as of December 31 2023	Ps.	86,051	1,890	87,941

(1)Other assets mainly include transportation equipment and servers.

As of December 31, 2023, the lease liabilities are integrated as follows:

	December 31, 2023
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps.	24,267
One to five years		57,694
Five to ten years		40,107
More than ten years		18,700
Total undiscounted lease liabilities on December 31		140,768
Lease liabilities included in the statement of financial position on December 31		96,073
Current		12,236
Non-Current	Ps.	83,837

As December 31, 2023, the weighted average incremental borrowing rate was 9.79%.
The interest expense for leases reported in the consolidated income statement for the year ended December 31, 2023 was Ps. 6,841.
The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2023 was Ps. 10 included in the consolidated income statement in selling expenses.
For the year ended December 31, 2023, the amounts recognized in the consolidated statement of cash flows related to leases paid, including interest paid derived from leases, are Ps. 16,171.

During 2022, the changes in the Company’s right-of-use assets was as follows:

	Land and buildings		Other (1)	Total
Cost as of January 1, 2022	Ps.	54,944	2,050	56,994
Additions		10,208	478	10,686
Additions from business combinations		21,414	519	21,933
Disposals		(1,464)	(77)	(1,541)
Remeasurements		6,228	494	6,722
Depreciation		(9,366)	(1,106)	(10,472)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		(211)	(145)	(356)
Right-of-use assets, net as of December 31 2022	Ps.	81,753	2,213	83,966

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

As of December 31, 2022, the weighted average incremental borrowing rate was 9.17%.
The interest expense for leases reported in the consolidated income statement for the year ended December 31, 2022 and 2021 was Ps. 5,789 and Ps. 5,118, respectively.
The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2022 and 2021 was Ps. 841 and Ps. 112, respectively.
For the year ended December 31, 2022 and 2021, the amounts recognized in the consolidated statement of cash flows related to leases paid, including interest paid derived from leases, are Ps. 13,291 and Ps. 10,977, respectively.
During 2022 and 2021, the Company applied the related COVID 19 rent concessions practical expedient to apply the exemption from assessing whether a COVID 19 rent concession is a lease modification for all rent concessions that met the criteria of the amendment to IFRS 16 effective as of June 1, 2020.
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
Variable lease payments based on sales
Some leases of retail stores contain variable lease payments that are based on sales that the Company makes at the store. Variable rental payments were not material for the year ended December 31, 2023 and 2022.

The Company expects the relative proportions of fixed and variable lease payments to remain broadly consistent in future years.
Extension options
Some leases of office buildings, cellars and retail stores contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by FEMSA and not by the lessor, in other words, the lessee has the unilateral right to exercise the extension option. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. FEMSA reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Except for some business units, FEMSA considers that the “reasonably certain” criteria are met when a new lease contract is signed by both the Company and the lessor, which usually occurs within a short period of the expiration of the current lease term. Extension options on leases do not represent a significant impact on the right-of-use assets on December 31, 2023 and 2022.
12.2 Other leases
The Company leases vehicles, servers and equipment, with lease terms from three to five years. In some cases, the Company has options to purchase the assets at the end of the contract term. At the commencement date, the Company does not expect to exercise the purchase options.
FEMSA also leases IT equipment and machinery with contract terms from one to three years. These leases are short-term and/or leases of low-value items. The Company has elected not to recognize right-of-use assets and lease liabilities for these types of leases.
Note 13. Intangible Assets

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships (1)		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2021	Ps.	76,649	Ps.	52,820	Ps.	8,647	Ps.	1,376	Ps.	139,492	Ps.	10,873	Ps.	9,850	Ps.	1,897	Ps.	2,350	Ps.	24,970	Ps.	164,462
Additions		2		—		—		127		129		1,140		—		145		1,103		2,388		2,517
Acquisitions from business combinations (see Note 4)		—		7,940		65		—		8,005		—		873		—		1		874		8,879
Transfer of completed development systems		—		—		—		—		—		262		—		—		(262)		—		—
Disposals		—		(12)		—		(10)		(22)		(973)		—		(36)		(102)		(1,111)		(1,133)
Effect of movements in exchange rates		(1,255)		(2,303)		(584)		(80)		(4,222)		(641)		77		—		(682)		(1,246)		(5,468)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		62		62		62
Impairment		—		(1,094)		(55)		—		(1,149)		—		—		—		—		—		(1,149)
Cost as of December 31, 2021	Ps.	75,396	Ps.	57,351	Ps.	8,073	Ps.	1,413	Ps.	142,233	Ps.	10,661	Ps.	10,800	Ps.	2,006	Ps.	2,470	Ps.	25,937	Ps.	168,170

(1)Includes customer relationships related to the acquisitions through Envoy Solutions disclosed in Note 4.

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships (1)		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2022	Ps.	75,396	Ps.	57,351	Ps.	8,073	Ps.	1,413	Ps.	142,233	Ps.	10,661	Ps.	10,800	Ps.	2,006	Ps.	2,470	Ps.	25,937	Ps.	168,170
Additions		—		22		—		12		34		672		—		50		1,476		2,198		2,232
Acquisitions from business combinations (see Note 4)		1,116		33,715		1,077		—		35,908		373		—		—		1,054		1,427		37,335
Changes in fair value of past acquisitions		—		(2,557)		—		—		(2,557)		—		2,955		—		—		2,955		398
Internal developments		—		—		—		—		—		10		—		—		—		10		10
Transfer of completed development systems		—		—		—		—		—		65		—		(50)		(15)		—		—
Disposals		—		—		—		(2)		(2)		(891)		(3)		(29)		—		(923)		(925)
Effect of movements in exchange rates		(756)		(2,057)		(106)		(158)		(3,077)		15		(264)		—		466		217		(2,860)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		80		80		80
Impairment		—		(770)		—		—		(770)		—		—		—		—		—		(770)
Cost as of December 31, 2022	Ps.	75,756	Ps.	85,704	Ps.	9,044	Ps.	1,265	Ps.	171,769	Ps.	10,905	Ps.	13,488	Ps.	1,977	Ps.	5,531	Ps.	31,901	Ps.	203,670

(1)Includes customer relationships related to the acquisitions through Envoy Solutions disclosed in Note 4.

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2023	Ps.	75,756	Ps.	85,704	Ps.	9,044	Ps.	1,265	Ps.	171,769	Ps.	10,905	Ps.	13,488	Ps.	1,977	Ps.	5,531	Ps.	31,901	Ps.	203,670
Additions		—		—		—		4		4		1,966		—		261		1,174		3,401		3,405
Acquisitions from business combinations (see Note 4)		—		3,918		26		—		3,944		145		188		—		25		358		4,302
Changes in fair value of past acquisitions		—		(12,273)		7,683		—		(4,590)		—		5,162		—		(117)		5,045		455
Business disposals		(12)		(25,036)		(3,009)		(56)		(28,113)		(482)		(17,788)		—		(29)		(18,299)		(46,412)
Transfer of completed development systems		(224)		—		—		227		3		292		—		—		(295)		(3)		—
Disposals		—		(2)		—		(2)		(4)		(197)		—		(161)		(235)		(593)		(597)
Effect of movements in exchange rates		(1,568)		(3,744)		(810)		45		(6,077)		(424)		(814)		—		(683)		(1,921)		(7,998)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		70		70		70
Impairment		—		(4,995)		—		—		(4,995)		—		—		—		—		—		(4,995)
Business combinations from disposals		—		1,950		—		—		1,950		—		—		—		—		—		1,950
Cost as of December 31, 2023	Ps.	73,952	Ps.	45,522	Ps.	12,934	Ps.	1,483	Ps.	133,891	Ps.	12,205	Ps.	236	Ps.	2,077	Ps.	5,441	Ps.	19,959	Ps.	153,850

Amortization and Impairment Losses	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Amortization as of January 1 2021	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,469)	Ps.	(827)	Ps.	(736)	Ps.	(929)	Ps.	(8,961)	Ps.	(8,961)
Amortization expense		—		—		—		—		—		(1,473)		(791)		(102)		(328)		(2,694)		(2,694)
Disposals		—		—		—		—		—		789		—		—		101		890		890
Effect of movements in exchange rates		—		—		—		—		—		792		10		—		(15)		787		787
Changes in value on the recognition of inflation effects		—		—		—		—		—		(53)		—		—		(1)		(54)		(54)
Amortization as of December 31 2021	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,414)	Ps.	(1,608)	Ps.	(838)	Ps.	(1,172)	Ps.	(10,032)	Ps.	(10,032)
Amortization as of January 1 2022	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,414)	Ps.	(1,608)	Ps.	(838)	Ps.	(1,172)	Ps.	(10,032)	Ps.	(10,032)
Amortization expense		—		—		—		—		—		(1,312)		(915)		(104)		(365)		(2,696)		(2,696)
Disposals		—		—		—		—		—		992		157		3		—		1,152		1,152
Effect of movements in exchange rates		—		—		—		—		—		(193)		(786)		—		(248)		(1,227)		(1,227)
Changes in value on the recognition of inflation effects		—		—		—		—		—		(94)		—		—		(1)		(95)		(95)
Amortization as of December 31 2022	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(7,021)	Ps.	(3,152)	Ps.	(939)	Ps.	(1,786)	Ps.	(12,898)	Ps.	(12,898)
Amortization as of January 1 2023	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(7,021)	Ps.	(3,152)	Ps.	(939)	Ps.	(1,786)	Ps.	(12,898)	Ps.	(12,898)
Amortization expense		—		—		—		—		—		(1,519)		(1,113)		(116)		(547)		(3,295)		(3,295)
Disposals		—		—		—		—		—		161		—		—		209		370		370
Business disposals		—		—		—		—		—		276		4,010		—		51		4,337		4,337
Impairment		—		—		(36)		—		(36)		—		—		—		—		—		(36)
Effect of movements in exchange rates		—		—		—		—		—		578		188		15		187		968		968
Changes in value on the recognition of inflation effects		—		—		—		—		—		(78)		—		—		—		(78)		(78)
Amortization as of December 31 2023	Ps.	—	Ps.	—	Ps.	(36)	Ps.	—	Ps.	(36)	Ps.	(7,603)	Ps.	(67)	Ps.	(1,040)	Ps.	(1,886)	Ps.	(10,596)	Ps.	(10,632)

Carrying Amount	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
As of December 31 2021	Ps.	75,396	Ps.	57,351	Ps.	8,073	Ps.	1,413	Ps.	142,233	Ps.	4,247	Ps.	9,192	Ps.	1,168	Ps.	1,298	Ps.	15,905	Ps.	158,138
As of December 31 2022	Ps.	75,756	Ps.	85,704	Ps.	9,044	Ps.	1,265	Ps.	171,769	Ps.	3,884	Ps.	10,336	Ps.	1,038	Ps.	3,745	Ps.	19,003	Ps.	190,772
As of December 31 2023	Ps.	73,952	Ps.	45,522	Ps.	12,898	Ps.	1,483	Ps.	133,855	Ps.	4,602	Ps.	169	Ps.	1,037	Ps.	3,555	Ps.	9,363	Ps.	143,218

For the years ended December 31, 2023, 2022 and 2021, allocation for amortization expense is as follows:

	2023		2022		2021

Cost of goods sold	Ps.	1,229	Ps.	207	Ps.	254
Administrative expenses		1,257		1,771		1,630
Selling expenses		809		718		810
	Ps.	3,295	Ps.	2,696	Ps.	2,694

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	3 - 10
Customer Relationships	6 - 25
Alcohol Licenses	12

Coca-Cola FEMSA Impairment Tests for cash-generating Units Containing Goodwill, Distribution Rights and Other indefinite lived intangible assets
For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill, distribution rights and other indefinite lived intangible assets allocated to each CGU are as follows:

	December 31, 2023		December 31, 2022
Mexico	Ps.	56,662	Ps.	56,967
Guatemala		1,684		1,691
Nicaragua		404		404
Costa Rica		1,418		1,418
Panama		1,169		1,170
Colombia		3,635		3,583
Brazil		30,018		31,883
Argentina		245		426
Uruguay		2,381		2,512
Total	Ps.	97,616	Ps.	100,054

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

The estimated discount rates to perform the impairment test for each CGU considers market participants’ assumptions. Market participants were selected considering the size, operations and characteristics of the businesses that are similar to those of Coca-Cola FEMSA.

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
•For discounting cash flows to get the recoverable amount of the units, Coca-Cola FEMSA applies the WACC for each CGU, and the calculation assumes a size premium adjustments.

The key assumptions by CGU for impairment testing as of December 31, 2023 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation	Expected Volume Growth Rates
			2024‑2028	2024‑2028
Mexico	9.0%	6.3%	4.3%	4.4%
Brazil	10.1%	6.8%	3.8%	3.8%
Colombia	12.2%	7.7%	4.2%	6.8%
Argentina	20.8%	16.1%	70.8%	4.8%
Guatemala	9.3%	7.3%	4.0%	14.9%
Costa Rica	11.4%	8.8%	2.9%	6.6%
Nicaragua	23.3%	16.4%	2.6%	6.5%
Panama	11.6%	8.6%	2.0%	7.8%
Uruguay	9.7%	7.4%	5.7%	3.7%

The key assumptions by CGU for impairment testing as of December 31, 2022 were as follows:

	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation	Expected Volume Growth Rates
CGU			2023‑2027	2023‑2027
Mexico	9.5%	6.5%	4.3%	2.4%
Brazil	11.6%	7.2%	3.9%	4.3%
Colombia	13.9%	8.0%	3.9%	9.5%
Argentina	27.8%	19.8%	68.0%	4.5%
Guatemala	10.2%	7.6%	4.4%	14.8%
Costa Rica	15.4%	10.2%	3.3%	6.4%
Nicaragua	24.6%	11.8%	4.1%	6.0%
Panama	11.0%	8.3%	2.2%	4.0%
Uruguay	10.2%	7.4%	5.7%	4.0%

Sensitivity to Changes in Assumptions
On December 31, 2023, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

CGU	Change in WACC		Change in Volume Growth CAGR (1)	Effect on Valuation
Mexico	+0.6	p.p.	-1.0%	Passes by 3.2x
Brazil	+0.8	p.p.	-1.0%	Passes by 0.9x
Colombia	+0.9	p.p.	-1.0%	Passes by 1.1x
Argentina	+3.3	p.p.	-1.0%	Passes by 0.9x
Guatemala	+0.7	p.p.	-1.0%	Passes by 5.4x
Costa Rica	+0.8	p.p.	-1.0%	Passes by 4x
Nicaragua	+3.3	p.p.	-1.0%	Passes by 0.8x
Panama	+0.7	p.p.	-1.0%	Passes by 2.2x
Uruguay	+0.3	p.p.	-1.0%	Passes by 2x

(1)Compound Annual Growth Rate (“CAGR”).

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). Coca-Cola FEMSA consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Health Division Impairment Test for cash-generating Units Containing Goodwill and Trademark Rights

For the purpose of impairment testing, goodwill and trademark rights are allocated and monitored on an individual country basis by operating segment. The Company has identified its cash-generating units as follows: Mexico, Chile, Colombia and Ecuador.

As of December 31, 2023 in Health Division there is a significant carrying amount of goodwill and trademark rights allocated in all countries in which the Company operates as a cash generating unit with a total carrying amount of Ps. 8,695. The aggregate carrying amounts of goodwill and trademark rights allocated to each CGU as of December 31, 2023 are as follows: Mexico Ps. 1,975, Chile Ps. 5,890, Colombia Ps. 634 and Ecuador Ps. 196. The aggregate carrying amounts of goodwill and trademark rights allocated to each CGU as of December 31, 2022 are as follows: Mexico Ps. 2,455, Chile Ps. 7,786, Colombia Ps. 577 and Ecuador Ps. 50.
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
•For discounting cash flows to get the recoverable amount of the units, the Company applies the WACC for each CGU, and the calculation assumes a size premium adjustments.
The key assumptions by the significant CGU (Chile) in the Health Division (Mexico, Colombia and Ecuador are insignificant) for impairment test as of December 31, 2023 was as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2024‑2028	Expected Sales Growth Rates 2024‑2028
Chile	7.3%	6.4%	2.6%	0.2%

The key assumptions by the significant CGU in the Health Division for impairment test as of December 31, 2022 was as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2023‑2027	Expected Sales Growth Rates 2023‑2027
Chile	9.3%	6.5%	4.9%	0.6%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACCs to perform its annual impairment testing.
Sensitivity to Changes in Assumptions
On December 31, 2023, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 50 basis points in the sale’s CAGR, concluding that no impairment would be recognized.
The sensitivity test by the significant CGU in the Health Division as of December 31, 2023 was as follows:

CGU	Change in WACC		Change in Sales Growth CAGR	Effect on Valuation
Chile	0.7	p.p.	(0.5)%	Passes by 1.85x

Valora impairment testing for cash-generating units containing goodwill.
The Company has identified its cash-generating units as a retail food distribution platform located in Europe for impairment testing purposes for goodwill and trademark rights.

As of December 31, 2023 in Valora there is a significant carrying amount of goodwill and trademarks allocated in the cash generating unit with a total carrying amount of Ps. 22,519.
The recoverable amounts are based on the value in use. The value in use of the CGU is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: sales, expected annual long-term inflation, and the WACC used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, the Company prepares its estimates based on the current situation of the CGU.

To determine the discount rate, the Company uses the WACC as determined for each of the cash generating units or group of the cash generating units in real terms and as described in following paragraphs.

The discount rates represent the current market assessment of the risks specific to the CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of the Company and its operating segments and is derived from its WACC.

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
•For discounting cash flows to get the recoverable amount of the units, the Company applies the WACC for the CGU, and the calculation assumes a size premium adjustment.

The key assumptions by CGU for impairment test as of December 31, 2023 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2024‑2028	Expected Sales Growth Rates 2024‑2028
Valora	5.8%	5.5%	1.4%	0.2%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

On December 31, 2023, the Company performed an additional impairment sensitivity calculation, taking into account an effect of 50 basis points in the sale’s compound annual growth rate ("CAGR"), concluding that no impairment would be recognized.

CGU	Change in Sales Growth CAGR	Effect on Valuation
Valora	(0.5)%	Passes by 1.42x

Note 14. Other Non-Current Assets and Other Non-Current Financial Assets
14.1 Other non-current assets

	December 31, 2023		December 31, 2022
Agreements with customers, net of accumulated amortization and other rights	Ps.	766	Ps.	771
Non-current prepaid advertising expenses		238		184
Guarantee deposits (1)		1,410		1,612
Prepaid bonuses		445		327
Advances to acquire property, plant and equipment		1,432		981
Recoverable taxes		2,120		1,844
Indemnifiable assets from business combinations (2)		1,030		1,555
Others		1,055		1,984
	Ps.	8,496	Ps.	9,258

(1)As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits including those related to business acquisitions. See Note 26.7.
(2)Corresponds to indemnification assets that are warranted by former Vonpar owners in accordance with the share purchase agreement.

14.2 Other non-current financial assets

	December 31, 2023		December 31, 2022
Non-current accounts receivable (3)	Ps.	1,686	Ps.	1,686
Derivative financial instruments (see Note 21)		3,880		3,520
Others		1,587		923
Other investments measured at FVTPL (2)		7,514		—
Other investments in equity instruments at FVOCI (1)		—		17,681
	Ps.	14,667	Ps.	23,810

(1)In 2023, the Company sold its investment in Jetro Restaurant Depot. As part of the purchase sale agreement, a note receivable was agreed for U.S.$933 (Ps. 15,954), see Note 9.2.
(2)The Company maintains an investment in Heineken shares that are linked to the Convertible Bond issued in February 2023.
(3)Includes long-term notes receivable held to maturity for Ps. 696, as well as long-term receivable for Ps. 543 related to Health Division.

Note 15. Balances and Transactions with Related Parties and Affiliated Companies

The consolidated statements of financial position and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2023		December 31, 2022
Balances
Due from The Coca-Cola Company (see Note 7) (1) (6)	Ps.	378	Ps.	776
Balance with BBVA Bancomer, S.A. de C.V. (2)		5,233		3,891
Balance with Grupo Scotiabank Inverlat, S.A. (2)		3,897		2,350
Due from Heineken Group (5)		—		2,455
Other receivables (1)		93		114
Due to The Coca-Cola Company (4) (6)	Ps.	1,196	Ps.	1,248
Due to BBVA Bancomer, S.A. de C.V. (3)		1,651		2,317
Due to Heineken Group (5)		—		3,214
Due to Grupo Financiero Scotiabank Inverlat, S.A. (4)		124		65
Other payables (4)		1,845		2,711

(1)Presented within trade receivables.
(2)Presented within cash and cash equivalents.
(3)Recorded within bank loans and notes payable.
(4)Recorded within trade payables.
(5)As a result of the Heineken share offering during 2023, Heineken is no longer considered a related party.
(6)Non-controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2023, 2022 and 2021, there was no expense resulting from uncollectible balances due from related parties.

Transactions	2023		2022		2021
Income:
Services to Heineken Group (5)	Ps.	—	Ps.	3,796	Ps.	2,530
Logistic services to Jugos del Valle (1)		601		552		514
Interest revenues from BBVA Bancomer, S.A. de C.V. (3)		3,346		2,297		2,146
Interest revenues from Grupo Financiero Scotiabank Inverlat, S.A. (3)		413		455		302
Other revenues from related parties		1,671		963		814
Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.	46,461	Ps.	43,717	Ps.	37,213
Purchases of beer from Heineken Group (5)		—		16,006		19,552
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (3)		7,264		6,101		4,417
Advertisement expense paid to The Coca-Cola Company (2) (4)		869		545		1,482
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		5,301		4,990		4,102
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		2,841		2,841		2,213
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (3)		215		472		72
Purchase of sugar from Beta San Miguel (1)		917		724		938
Purchases of inventories from Fountain Agua Mineral Ltda		638		—		—
Purchase of canned products from IEQSA (1)		843		577		234
Purchases from Sigma Alimentos (3)		2,466		—		—
Purchase of inventories from Leao Alimentos e Bebidas, L.T.D.A. (1)		181		215		1,320
Purchases of material from Ecolab, Inc (3)		—		99		450
Advertising paid to Grupo Televisa, S.A.B. (3)		196		123		167
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (3)		—		10		1
Donations to Fundación FEMSA, A.C. (3)		309		232		144
Donations to Difusión y Fomento Cultural, A.C.		123		20		32
Donations to ITESM (3)		237		371		208
Purchases of resine to IMER (1)		458		504		416
Other expenses with related parties		225		57		206

(1)Associates.
(2)Non-controlling interest.
(3)Members of the board of directors in FEMSA participate in the board of directors of this entity, management.believes that due to this fact and the level of transactions with the entity, the disclosure provides relevant information to users.
(4)Net of the contributions from The Coca-Cola Company of Ps. 2,450, Ps. 1,170 and Ps. 2,437, for the years ended in 2023, 2022 and 2021, respectively.

(5)As a result of the Heineken share offering during 2023, Heineken is no longer considered a related party.

The aggregate compensation paid to executive officers and senior management of the Company were as follows:

	2023		2022		2021
Short-term employee benefits paid	Ps.	3,742	Ps.	2,381	Ps.	1,934
Postemployment benefits		54		53		52
Termination benefits		935		63		36
Share-based payments (Note 18.2)		943		866		853

Note 16. Balances and Transactions in Foreign Currencies
Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. For the three years ended on December 31, 2023, 2022 and 2021, the assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets				Liabilities
Balances	Short-Term		Long-Term		Short-Term		Long- Term
As of December 31, 2023
U.S. dollars	Ps.	128,143	Ps.	895	Ps.	5,534	Ps.	71,969
Euros		4,311		—		498		19,404
Other currencies		46		1,311		6		—
Total	Ps.	132,500	Ps.	2,206	Ps.	6,038	Ps.	91,373
As of December 31, 2022
U.S. dollars	Ps.	40,557	Ps.	978	Ps.	11,049	Ps.	111,962
Euros		34		—		400		24,782
Other currencies		46		1,358		6		—
Total	Ps.	40,637	Ps.	2,336	Ps.	11,455	Ps.	136,744

Transactions	Revenues		Other Operating Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Asset Acquisitions		Share Disposition		Other
For the year ended
December 31, 2023
U.S. dollars	Ps.	13,322	Ps.	5,981	Ps.	21,806	Ps.	1,266	Ps.	815	Ps.	40	Ps.	—	Ps.	5,022
Euros		3,064		1		185		288		782		—		3,120		11
Other currencies		9		2		—		—		—		3		—		—
Total	Ps.	16,395	Ps.	5,984	Ps.	21,991	Ps.	1,554	Ps.	1,597	Ps.	43	Ps.	3,120	Ps.	5,033
For the year ended
December 31, 2022
U.S. dollars	Ps.	6,373	Ps.	2,080	Ps.	25,247	Ps.	2,411	Ps.	1,011	Ps.	44	Ps.	—	Ps.	4,245
Euros		651		1		253		226		11		3		—		779
Other currencies		—		—		—		—		16		—		—		—
Total	Ps.	7,024	Ps.	2,081	Ps.	25,500	Ps.	2,637	Ps.	1,038	Ps.	47	Ps.	—	Ps.	5,024
For the year ended
December 31, 2021
U.S. dollars	Ps.	4,261	Ps.	2,107	Ps.	20,009	Ps.	3,466	Ps.	826	Ps.	180	Ps.	—	Ps.	2,908
Euros		14		—		81		1,371		16		8		—		1
Other currencies		7		14		—		—		1		—		—		64
Total	Ps.	4,282	Ps.	2,121	Ps.	20,090	Ps.	4,837	Ps.	843	Ps.	188	Ps.	—	Ps.	2,973

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 15,
	2023	2022	2024
U.S. dollar	16.8935	19.3615	16.4583
Euro	18.6896	20.7810	17.7503

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
Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for Mexico:

Mexico	December 31, 2023	December 31, 2022	December 31, 2021
Financial:
Discount rate used to calculate the defined benefit obligation	10.20%	9.90%	8.00%
Salary increase	4.75%	4.75%	4.50%
Future pension increases	3.75%	3.75%	3.50%
Healthcare cost increase rate	6.00%	6.00%	5.10%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 2009
Disability (2)	IMSS 97	IMSS‑97	IMSS 97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007

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

In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.
Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post-Retirement Medical Services		Total
2024	Ps.	701	Ps.	359	Ps.	18	Ps.	1,078
2025		400		262		19		681
2026		402		242		20		664
2027		544		234		22		800
2028		549		226		24		799
2029 to 2033		3,888		1,157		155		5,200

17.2 Balances of the liabilities for employee benefits

	December 31, 2023		December 31, 2022
Pension and Retirement Plans:
Defined benefit obligation	Ps.	15,560	Ps.	15,113
Pension plan assets at fair value		(14,061)		(14,324)
Effect due to asset ceiling		3,098		3,851
Discontinued operations		(195)		—
Net defined benefit liability	Ps.	4,402	Ps.	4,640
Seniority Premiums:
Defined benefit obligation	Ps.	2,416	Ps.	2,068
Seniority premium plan assets at fair value		(123)		(128)
Discontinued operations		(235)		—
Net defined benefit liability	Ps.	2,058	Ps.	1,940
Postretirement Medical Services:
Defined benefit obligation	Ps.	604	Ps.	556
Medical services plan assets at fair value		(95)		(88)
Discontinued operations		(49)		—
Net defined benefit liability	Ps.	460	Ps.	468
Total Employee Benefits	Ps.	6,920	Ps.	7,048

17.3 Plan assets
Plan assets consist of fixed and variable return financial instruments recorded at fair value (Level 1), which are invested as follows:

	2023	2022
Fixed return:
Traded securities	4%	2%
Bank instruments	16%	13%
Federal government instruments of the respective countries	47%	52%
Variable return:
Publicly traded shares	33%	33%
	100%	100%

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
The Company’s various pension plans have a technical committee that is responsible for verifying the correct operation of the plan with regard to the payment of benefits, actuarial valuations of the plan, and supervising the trustee. The committee is responsible for determining the investment portfolio and the types of instruments the fund will be invested in. The technical committee is also responsible for verifying the correct operation of the plans in all of the countries in which the Company has these benefits.
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
In Mexico, the amounts and types of securities in related parties included in the portfolio fund are as follows:

	December 31, 2023		December 31, 2022
Debt:
BBVA Bancomer, S.A de C.V.	Ps.	46	Ps.	9
Grupo Industrial Bimbo, S.A.B. de C. V.		18		5

Equity:
Grupo Industrial Bimbo, S.A.B. de C. V.		1		—

For the years ended December 31, 2023, 2022 and 2021, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year. There are no restrictions placed on the trustee’s ability to sell those securities. As of December 31, 2023 and 2022, the plan assets did not include securities of the Company in portfolio funds.
17.4 Amounts recognized in the consolidated income statements, the consolidated statements of comprehensive income and the consolidated statements of changes in equity

	Consolidated Income Statement								AOCI (1)
December 31, 2023	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	489	Ps.	288	Ps.	(243)	Ps.	367	Ps.	1,311
Seniority premiums		345		21		(21)		178		117
Postretirement medical services		32		13		(14)		45		(29)
Total	Ps.	866	Ps.	322	Ps.	(278)	Ps.	590	Ps.	1,399
December 31, 2022
Pension and retirement plans	Ps.	534	Ps.	189	Ps.	(220)	Ps.	313	Ps.	1,686
Seniority premiums		328		21		(27)		150		38
Postretirement medical services		32		26		(29)		45		(35)
Total	Ps.	894	Ps.	236	Ps.	(276)	Ps.	508	Ps.	1,689
December 31, 2021
Pension and retirement plans	Ps.	390	Ps.	39	Ps.	(55)	Ps.	319	Ps.	1,757
Seniority premiums		290		1		(3)		114		853
Postretirement medical services		44		2		(24)		52		202
Total	Ps.	724	Ps.	42	Ps.	(82)	Ps.	485	Ps.	2,812

(1)Amounts accumulated in other comprehensive income as of the end of the period.

For the years ended December 31, 2023, 2022 and 2021, labor costs of Ps. 910, Ps. 854 and Ps. 684 have been included in the consolidated income statements in costs of goods sold, administrative expenses, and selling expenses. Net interest on the defined benefit liability has been included as part of interest expense (Note 19).

Remeasurements of the net defined benefit liability recognized in accumulated other comprehensive income are as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	1,661	Ps.	2,078	Ps.	2,099

Actuarial (gains) losses arising from exchange rates		(100)		(77)		11
Remeasurements during the year, net of tax		314		211		744
Actuarial (gains) and losses arising from changes in financial assumptions		223		(1,848)		(776)
Actuarial (gains) and losses arising from changes in demographic assumptions		(4)		(71)		—
Business Acquisitions		—		336		—
Return on plan assets		(92)		713		—
Changes in the effect of limiting a net defined benefit asset to the asset ceiling		(546)		319		—
Effect of settlement		(533)		—		—
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	923	Ps.	1,661	Ps.	2,078

Remeasurements of the net defined benefit liability include the following:
•The return on plan assets, excluding amounts included in net interest expense.
•Actuarial gains and losses arising from changes in demographic assumptions.
•Actuarial gains and losses arising from changes in financial assumptions.
17.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2023		December 31, 2022		December 31, 2021
Pension and Retirement Plans:
Initial balance	Ps.	15,113	Ps.	8,015	Ps.	7,679
Current service cost		489		534		390
Past service cost		288		163		2,881
Interest expense		820		687		527
Gain on settlement		(243)		(280)		(2,884)
Remeasurements of the net defined benefit obligation		531		(2,073)		(42)
Foreign exchange (gain) or loss		(48)		(79)		28
Benefits paid		(1,504)		(1,146)		(564)
Business Acquisitions		—		9,189		—
Employees contributions		119		103		—
Plan amendments		(4)		—		—
Discontinued operations		(195)		—		—
Ending balance	Ps.	15,366	Ps.	15,113	Ps.	8,015
Seniority Premiums:
Initial balance	Ps.	2,068	Ps.	2,108	Ps.	1,763
Current service cost		345		328		290
Past service cost		21		7		836
Interest expense		191		160		124
Gain on settlement		(21)		(13)		(839)
Remeasurements of the net defined benefit obligation		66		(342)		112
Benefits paid		(254)		(180)		(178)
Discontinued operations		(235)		—		—
Ending balance	Ps.	2,181	Ps.	2,068	Ps.	2,108
Postretirement Medical Services:
Initial balance	Ps.	556	Ps.	647	Ps.	812
Current service cost		32		32		44
Past service cost		13		26		236
Interest expense		54		52		57
Gain on settlement		(14)		(29)		(271)
Remeasurements of the net defined benefit obligation		5		(136)		(191)
Benefits paid		(43)		(36)		(40)
Discontinued operations		(49)		—		—
Ending balance	Ps.	554	Ps.	556	Ps.	647

17.6 Changes in the balance of plan assets

	December 31, 2023		December 31, 2022		December 31, 2021
Total Plan Assets:
Initial balance	Ps.	14,540	Ps.	3,170	Ps.	3,001
Actual return on trust assets		522		(695)		152
Foreign exchange loss		(150)		60		—
Life annuities		6		(3)		17
Business Acquisitions		—		12,417		—
Benefits paid		(731)		(533)		—
Plan amendments		(126)		(101)		—
Employees´contributions		102		103		—
Employer´s contributions		130		133		—
Administration cost		(14)		(11)		—
Ending balance	Ps.	14,279	Ps.	14,540	Ps.	3,170

As a result of the Company’s investments in life annuities plans, management does not expect it will need to make material contributions to plan assets to meet its future obligations.
17.7 Variation in assumptions
The Company considers that the relevant actuarial assumptions that are subject to sensitivity and valued using the projected unit credit method, are the discount rate, the salary increase rate and healthcare cost increase rate. The reasons for choosing these assumptions are as follows:
•Discount rate: The rate that determines the value of the obligations over time.
•Salary increase rate: The rate that considers the salary increase which implies an increase in the benefit payable.
•Healthcare cost increase rate: The rate that considers the trends of health care costs which implies an impact on the postretirement medical service obligations and the cost for the year.

The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 1% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and a yield curve projection of long-term Mexican government bonds – CETES:

ctualiz
+1%:	Consolidated Income Statement						OCI(1)
			(Gain) or		Effect of Net		Remeasurements
Discount rate used to calculate the defined benefit			Loss on		Interest on the Net		of the Net Defined
obligation and the net interest on the net defined	Current		Settlement or		Defined Benefit		Benefit Liability
benefit liability	Service Cost		Curtailment		Liability
Pension and retirement plans	Ps.	644	Ps.	(199)	Ps.	250	Ps.	1,289
Seniority premiums		346		(17)		164		108
Postretirement medical services		37		(10)		37		(20)
Total	Ps.	1,027	Ps.	(226)	Ps.	451	Ps.	1,377

Expected salary increase
Pension and retirement plans	Ps.	834	Ps.	(227)	Ps.	413	Ps.	1,358
Seniority premiums		382		(20)		189		137
Total	Ps.	1,216	Ps.	(247)	Ps.	602	Ps.	1,495

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	52	Ps.	(14)	Ps.	52	Ps.	(39)

-1%:							OCI(1)
			(Gain) or		Effect of Net		Remeasurements
Discount rate used to calculate the defined benefit			Loss on		Interest on the Net		of the Net Defined
obligation and the net interest on the net defined	Current		Settlement or		Defined Benefit		Benefit Liability
benefit liability	Service Cost		Curtailment		Liability
Pension and retirement plans	Ps.	830	Ps.	(232)	Ps.	468	Ps.	1,384
Seniority premiums		387		(19)		194		128
Postretirement medical services		52		(14)		52		(39)
Total	Ps.	1,269	Ps.	(265)	Ps.	714	Ps.	1,473

Expected salary increase
Pension and retirement plans	Ps.	711	Ps.	(199)	Ps.	313	Ps.	1,327
Seniority premiums		346		(17)		166		102
Total	Ps.	1,057	Ps.	(216)	Ps.	479	Ps.	1,429

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	36	Ps.	(9)	Ps.	37	Ps.	(20)

(1)Amounts accumulated in other comprehensive income as of the end of the period.

17.8 Employee benefits expense
For the years ended December 31, 2023, 2022 and 2021, employee benefits expenses recognized in the consolidated income statements as cost of goods sold, administrative and selling expenses are as follows:

	2023		2022		2021
Wages and salaries	Ps.	97,751	Ps.	83,433	Ps.	70,238
Social security costs		15,941		13,511		11,737
Employee profit sharing		2,419		2,598		2,035
Post-employment benefits		910		854		684
Share-based payments (Note 15)		943		866		854
	Ps.	117,964	Ps.	101,262	Ps.	85,548

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
The plan is managed by FEMSA’s chief executive officer (“CEO”), with the support of the board of directors, together with the CEO of the respective sub-holding company. FEMSA’s Board of Directors is responsible for approving the plan’s structure, and the annual amount of the bonus. Each year, FEMSA’s CEO in conjunction with the Evaluation and Compensation Committee of the board of directors and the CEO of the respective sub-holding company determines the employees eligible to participate in the plan and the bonus formula to determine the number of shares to be received. The shares vest ratably over a three year period. FEMSA accounts for its share-based payment bonus plan as an equity-settled share-based payment transaction as it will ultimately settle its obligations with its employees by issuing its own shares or those of its subsidiary Coca-Cola FEMSA.
The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust to conduct the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the non-controlling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, within the line item “issuance (purchase) of share-based compensation plan”. Should an employee leave prior to their shares vesting, such employee would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2023, 2022 and 2021, the compensation expense recorded in the consolidated income statement amounted to Ps. 943, Ps. 866 and Ps. 853, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on treasury shares are paid out and affect retained earnings.
As of December 31, 2023 and 2022, the changes in the number of shares held by the trust associated with the Company’s share-based payment plans are as follows:

	Number of Shares
	FEMSA UBD		KOF UBL
	2023	2022	2023	2022
Beginning balance	5,723,019	3,672,586	1,860,379	1,701,074
Shares acquired by the administrative trust to employees	4,844,120	4,256,433	1,139,180	1,266,283
Shares released from administrative trust to employees upon vesting	(3,283,941)	(2,206,000)	(1,095,319)	(1,106,978)
Ending balance	7,283,198	5,723,019	1,904,240	1,860,379

The vesting period corresponding to the shares held by the trust as of December 31, 2023 is 2024-2026.

Note 19. Bank Loans and Notes Payable

		As of December 31, (1)
													Carrying		Fair		Carrying
													Value at		Value at		Value at
(in millions of Mexican pesos)	2024		2025		2026		2027		2028		2029 and Thereafter		December 31, 2023		December 31, 2023		December 31, 2022
Short-term debt:
Fixed-rate debt:
Euros
Bank loans	Ps.	15	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15	Ps.	15		—
Interest rate		2.6%		—%		—%		—%		—%		—%		2.6%		—		—%
Argentine pesos
Bank loans		72		—		—		—		—		—		72		72	Ps.	—
Interest rate		130.0%		—%		—%		—%		—%		—%		130.0%		—%		—%
Chilean pesos
Bank loans		633		—		—		—		—		—		633		633		1,072
Interest rate		9.6%		—%		—%		—%		—%		—%		9.6%		—		12.3%
Variable-rate debt:
Mexican pesos
Bank loans		979		—		—		—		—		—		979		978		790
Interest rate		13.3%		—%		—%		—%		—%		—%		13.3%		—		12.5%
Chilean pesos
Bank loans		754		—		—		—		—		—		754		754		—
Interest rate		9.2%		—%		—%		—%		—%		—		9.2%				—%
Total short-term debt	Ps.	2,453	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	2,453	Ps.	2,452	Ps.	1,862

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2023		Fair Value at December 31, 2023		Carrying Value at December 31, 2022⁽¹⁾
											2029 and Thereafter
(in millions of Mexican pesos)	2024		2025		2026		2027		2028
Long-term debt:
Fixed-rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	—	Ps.	9,064	Ps.	—	Ps.	5,473	Ps.	4,451	Ps.	18,988	Ps.	18,088	Ps.	24,563
Interest rate		—%		—%		2.6%		—%		0.5%		1.0%		1.6%		—		0.8%
Promissory notes		616		—		—		168		—		280		1,064		1,064		2,448
Interest rate		1.1%		—%		—%		2.1%		—%		2.4%		1.3%		—		1.4%
Swiss franc		—
Promissory notes		463		—		—		—		—		—		463		463		482
Interest rate		0.8%		—%		—%		—%		—%		—%		0.8%		—		0.8%
U.S. dollars
Yankee bond (2)		—		—		—		—		—		36,352		36,352		33,719		41,429
Interest rate		—%		—%		—%		—%		—%		3.1%		3.1%		—		3.1%
Bank of NY (FEMSA USD 2023)		—		—		—		—		—		—		—		—		5,808
Interest rate (1)		—%		—%		—%		—%		—%		—%		—%		—		2.9%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		7,121		7,121		6,379		13,405
Interest rate (1)		—%		—%		—%		—%		—%		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		26,162		26,162		19,917		48,170
Interest rate (1)		—%		—%		—%		—%		—%		3.5%		3.5%		—		3.5%
Bank loans		1,968		115		—		—		—		—		2,083		2,083		2,320
Interest rate		3.6%		6.7%		—%		—%		—%		—%		3.8%		—		5.1%
Mexican pesos
(CEBUR MXN L22-2L)		—		—		—		—		—		8,434		8,434		8,678		8,436
Interest rate (1)		—%		—%		—%		—%		—%		9.7%		9.7%		—		9.7%
Domestic senior notes		—		—		—		8,495		9,960		5,491		23,946		22,439		31,438
Interest rate		—%		—		—		7.9%		7.4%		10.0%		8.1%		—		7.5%
Bank loans		184		24		91		194		151		—		644		644		429
Interest rate		11.0%		8.7%		9.5%		12.0%		12.8%		—%		11.4%		—		10.0%
Brazilian reais
Bank loans		21		—		—		—		—		—		21		21		56
Interest rate		6.9%		—%		—%		—%		—%		—%		6.9%		—		7.0%
Chilean pesos
Bank loans		27		—		—		—		—		—		27		27		317
Interest rate		9.3%		—%		—%		—%		—%		—%		9.3%		—		1.2%
Uruguayan pesos
Bank loans		—		—		—		—		—		—		—		—		976
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		6.3%
Subtotal	Ps.	3,279	Ps.	139	Ps.	9,155	Ps.	8,857	Ps.	15,584	Ps.	88,291	Ps.	125,305	Ps.	113,522	Ps.	180,277

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2023		Fair Value at December 31, 2023		Carrying Value at December 31, 2022⁽¹⁾
											2029 and Thereafter
(in millions of Mexican pesos)	2024		2025		2026		2027		2028
Variable-rate debt:
Euro
Promissory notes	Ps.	1,700	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,700	Ps.	1,700	Ps.	2,560
Interest rate		4.8%		—%		—%		—%		—%		—%		4.8%		—		1.1%
Swiss franc
Promissory notes		603		—		—		—		—		—		603		603		691
Interest rate		2.1%		—%		—%		—%		—%		—%		2.1%		—		0.8%
Mexican pesos
(CEBUR MXN L22)		—		—		—		826		—		—		826		832		827
Interest rate (1)		—%		—%		—%		11.6%		—%		—%		11.6%		—		10.9%
Domestic senior notes		—		1,728		2,925		—		—		—		4,653		4,650		4,650
Interest rate (1)		—%		11.6%		11.6%		—%		—%		—%		11.6%		—		10.4%
Bank Loans		410		10		—		434		416		—		1,270		1,270		542
Interest rate (1)		12.8%		13.7%		—%		13.6%		12.7%		—%		13.0%		—		12.9%
Brazilian reais
Bank loans		6		6		2		—		—		—		14		14		28
Interest rate		8.8%		8.9%		8.9%		—%		—%		—%		8.9%		—		9.8%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		33
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		5.9%
Chilean pesos
Bank loans		—		—		—		—		—		—		—		—		271
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		4.9%
Subtotal	Ps.	2,719	Ps.	1,744	Ps.	2,927	Ps.	1,260	Ps.	416	Ps.	—	Ps.	9,066	Ps.	9,069	Ps.	9,602
Total long-term debt	Ps.	5,998	Ps.	1,883	Ps.	12,082	Ps.	10,117	Ps.	16,000	Ps.	88,291	Ps.	134,371	Ps.	122,591	Ps.	189,879
Current portion of long-term debt														(5,998)				(16,479)
													Ps.	136,824			Ps.	191,741

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Interest rate derivatives that have been designated as fair value hedge relationships have been used by Coca-Cola FEMSA to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss on financial instruments” in the period in which they occur. During 2022, the Company applied hedging to a portion of the Senior Notes of US$ 705, which are linked to an interest rate swap. Starting in 2022, the hedging gain or loss adjust the carrying amount of the hedged item and is recognized in the consolidated income statement under “Market value (gain) loss in financial instruments”. During the year ended December 31, 2023, the Company recognized a loss of Ps. 371 in the consolidated income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in USD, that resulted from increases in interest rates.

											2029 and	Total		Total
Hedging Derivative Financial Instruments (1)	2024		2025		2026		2027		2028		Thereafter	2023		2022
	(notional amounts in millions of Mexican pesos)														`
Cross-currency swaps:
U.S. dollars to Mexican pesos
Fixed to a variable (3) (4)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	6,031	Ps.	6,031	Ps.	15,082
Interest pay rate		—%		—		—		—		—	56.1%		56.1%		7.4%
Interest receive rate		—%		—		—		—		—	3.6%		3.6%		3.9%
Fixed to fixed		—		—		—		—		—	10,000		10,000		11,743
Interest pay rate		—%		—		—		—		—	8.9%		8.9%		8.8%
Interest receive rate		—%		—		—		—		—	3.5%		3.5%		3.5%
Fixed to fixed (2)
Interest pay rate		—		—		—		—		—	9.4%		9.4%		9.4%
Interest receive rate		—		—		—		—		—	4.4%		4.4%		4.4%
U.S. dollars to Euro
Fixed to fixed		—		—		—		—		6,009	4,931		10,940		22,130
Interest pay rate		—		—		—		—		1.7%	2.1%		1.9%		2.4%
Interest receive rate		—		—		—		—		0.5%	1.0%		0.7%		3.5%
U.S. dollars to Brazilian reais
Fixed to variable		—		—		—		4,223		1,689	—		5,912		6,777
Interest pay rate		—		—		—		12.4%		2.8%	—		11.6%		11.5%
Interest receive rate		—		—		—		2.1%		2.8%	—		2.3%		2.1%
Fixed to fixed		8,109		—		—		—		—	—		8,109		9,294
Interest pay rate		8.0%		—		—		—		—	—		8.0%		11.5%
Interest receive rate		2.8%		—		—		—		—	—		2.8%		3.2%
Colombian pesos
Fixed to fixed		—		—		—		—		987	—		987		1,476
Interest pay rate		—%		—		—		—		6.3%	—		6.3%		6.8%
Interest receive rate		—%		—		—		—		2.8%	—		2.8%		2.6%
Interest rate swaps:
Fixed to variable rate:		—		—		—		—		—	8,447		8,447		9,681
Interest pay rate		—		—		—		—		—	5.7%		5.7%		5.0%
Interest receive rate		—		—		—		—		—	1.9%		1.9%		—%
Variable to a fixed rate:		1,943		—		—		—		—	—		1,943		2,905
Interest pay rate		3.6%		—%		—		—		—	—		3.6%		4.1%
Interest receive rate		1.9%		—%		—		—		—	—		1.9%		1.9%
Variable to fixed rate (3):
Interest pay rate		—		—		—		—		—	—		—		7.2%
Interest receive rate		—		—		—		—		—	—		—		7.0%
Total		10,052		—		—		4,223		8,685	29,409		52,369		79,088

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Cross Currency swaps which covers U.S. dollars to Mexican pesos with a notional of Ps.6,031, that have a starting date in 2023; receiving a fixed rate of 4.4% and pay a fixed rate of 9.4%.

(3)Interest rate swaps with a notional amount of Ps.8,447 that receive a variable rate of 7.0% and pay a fixed rate of 7.2%; joined with a cross-currency swaps, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.4% and pay a variable rate of 9.4%.

(4)In 2023, the Company had an unwind of part of its cross currency swaps related with the debt prepayment.

For the years ended December 31, 2023, 2022 and 2021, the interest expense is comprised as follows:

	2023		2022 (Revised)		2021 (Revised)
Interest on debts and borrowings	Ps.	8,555	Ps.	8,129	Ps.	9,356
Interest expense charges for employee benefits (Note 17.4)		590		553		476
Derivative instruments		(1,891)		1,795		1,970
Finance operating charges		821		(413)		(290)
Interest expense for leases liabilities (Note 12)		6,841		5,789		5,118
	Ps.	14,916	Ps.	15,853	Ps.	16,630

For the years ended December 31, 2023, 2022 and 2021, the interest income is comprised as follows:

	2023		2022 (Revised)		2021 (Revised)
Tender Offer gain	Ps.	6,961	Ps.	—	Ps.	—
Interest on investments		9,566		3,782		1,465
Finance operating products		514		—		—
Others		568		(13)		23
	Ps.	17,609	Ps.	3,769	Ps.	1,488

On May 7, 2013, the Company issued long-term debt on the NYSE (Yankee Bond) in the amount of U.S. $1,000, which was made up of senior notes of U.S. $300 with a maturity of 10 years and a fixed interest rate of 2.875%; and senior notes of U.S. $700 with a maturity of 30 years and a fixed interest rate of 4.375%. In March 2023, the Company made a tender offer in international markets for a principal amount of U.S. $147 related to this Yankee Bond, with a settlement price of U.S. $130, which includes accrued expenses. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the consolidated income statement, representing a gain of Ps. 346. Then, in May 2023, the Company paid the senior notes of U.S. $300 which became to maturity. Finally, in November 2023, the Company made an additional tender offer for a principal amount of U.S. $127 related to the same senior notes.

On March 14, 2016, the Company issued long-term debt on the Irish Stock Exchange (“ISE”) in the amount of €.1,000, which was made up of senior notes with a maturity of 7 years, a fixed interest rate of 1.75%, and a spread of 155 basis points over the relevant benchmark mid-swap, for a total yield of 1.824%. The Company designated this non-derivative financial liability as a hedge on the net investment in Heineken. These senior notes were prepaid in May 2021, with a settlement price of €. 1,042, which includes accrued expenses. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the consolidated income statement. As a result of this transaction, the net investment hedge was discontinued without any effects in the consolidated income statement. For the year ended December 31, 2021, up to the prepayment date, a foreign exchange gain, net of tax, had been recognized as part of the exchange differences on translation of foreign operations within the cumulative other comprehensive income of Ps. 232.

On January 16, 2020, the Company issued U.S. $1,500 3.500% Senior Unsecured Notes at an annual rate of 130 basis points over the relevant benchmark. In addition, on February 12, 2020, the Company placed a re-tap to its US-denominated SEC-registered Senior Unsecured Notes due 2050 and issued U.S. $300 3.500% at an annual rate of 137.5 basis points over the relevant benchmark, raising the total outstanding balance to U.S. $1,800 with an implied yield to maturity of 3.577%. In June 2020, the Company issued U.S. $700 3.500% Senior Unsecured Notes due 2050 with an implicit weighted performance of 3.358%. In March 2023, the Company made a tender offer in international markets for a principal amount of U.S. $943 related with these senior notes, with a settlement price of U.S. $715, which includes accrued expenses. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the consolidated income statement, representing a gain of Ps. 4,199.

The Company has designated a portion of these non-derivative financial liabilities as a hedge on the net investment. During 2023, the Company divested its investments in JRD and Envoy; as a result of these transactions, the net investment hedge was discontinued, recycling the effects of Envoy’s hedge in the consolidated income statements, which amount to a gain of Ps. 3,910; while in the case of JRD’s hedge, it remained in other comprehensive income, as this investment was classified as FVOCI, which amount to a gain of Ps. 1,188.

In April 2021, the Company issued €. 500 and €. 700 in debt certificates at a fixed rate of 1.0%, maturing in 2033 and 0.5% maturing in 2028, respectively. In March 2023, the Company made a tender offer in international markets for a principal amount of €404 in debt securities maturing in 2028 and €259 in debt securities maturing in 2033, with a settlement price of €347 for maturing in 2028 and €197 for maturing in 2033, which includes accrued expenses. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the consolidated income statement, representing a gain of Ps. 2,416.

On May 21, 2021, this non-derivative financial liability was designated as a hedge of the net investment in Heineken. During 2023, the Company divested its investment in Heineken. Therefore, the net investment hedge was discontinued, recycling the effects of Heineken’s hedge in the consolidated income statements, which amount to a gain of Ps. 5,763 (See Note 4.3.1).

In November 2022, the Company issued Ps. 8,446 and Ps. 827 in debt certificates at a fixed rate of 9.65%, maturing in 2032 and a floating rate of TIIE28 + 0.10%, maturing in 2027, respectively. The bond’s interest rate depends on the Company achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, (2027 and 2032), the interest rate on the will increase by 25 basis points. As of December 31, 2023 the Company continues monitoring and expects to meet these key performance indicators. In accordance with the terms of the Bonds, they are linked to FEMSA's Sustainability-Linked Bond Framework, the which was adopted and published by the Company in relation to the issuance of the Sustainability-Linked Bond denominated in Euros issued in 2021 in the international capital market, for €700 in senior notes maturing in 2028, and €500 in senior notes maturing in 2033.
In February 2023, as part of Heineken Offering shares, the Company issued debt on the Frankfurt Stock Exchange (FWB) in the amount of EUR 500 million which was made up of senior unsecured Exchangeable Bonds (EB) due 2026; with a fixed interest rate of 2.625% per annum payable annually. The aggregate principal amount of the EB will be repayable with Heineken Holding N.V. shares or cash, considering an initial exchange price of EUR 95.625, being a premium of 27.5%, to EUR 75.00, being the clearing price of each share. As of the issuance date, the initial exchange option shall be comprised of 5,228,758 shares. See Note 14.2.
Coca-Cola FEMSA has the following bonds:

a)registered with the Mexican stock exchange:
i)   Ps. 8,500 (nominal value) with a maturity in 2027 and a fixed interest rate of 7.87%; ii) Ps. 1,727 (nominal value) with a maturity date in 2025 and a floating interest rate of Equilibrium Interbank Interest Rate ("TIIE") + 0.08%; iii) Ps. 3,000 (nominal amount) with a maturity date in 2028 and fixed interest rate of 7.35%, iv) Ps. 6,965 (nominal amount) on a Sustainability-Linked Bond ("SLB") with a maturity date in 2028 and fixed rate of 7.36%, and v) Ps. 2,435 (nominal amount) on an SLB with a maturity date in 2026 and floating rate of TIIE + 0.05%, vi) Ps.5,500 (nominal amount) with a maturity date in 2029 and a fixed rate of 9.95%, vii) Ps.$500 (nominal amount) with a maturity date in 2026 and a floating rate of TIIE + 0.05%.

b)registered with the New York Stock Exchange:
i)    Senior notes of U.S. $1,041 with a fixed interest rate of 2.75% and maturity on January 22, 2030; ii) Senior notes of US. $ 705 with interest at a fixed rate of 1.85% and maturity date on September 1, 2032 and iii) Senior notes of US. $ 489 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043.

The Senior Notes are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., and Yoli de Acapulco, S. de R.L. de C.V. (the “Guarantors”).
During the third quarter of 2021, Coca-Cola FEMSA issued the first SLB in the Mexican market for a total of Ps. 9,400 in the modality of communicating vessels with maturities in 2025 and 2026 and with those resources prepaid bilateral loans denominated in Mexican pesos of: i) Ps. 3,760 with a maturity date of February 2025 and ii) Ps. 5,640 with an expiration date of August 2026. The bond’s interest rate depends on us achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, (2024 and 2026), the interest rate on the bonds will increase by 25 basis points. As of December 31, 2023 Coca-Cola FEMSA continues monitoring and expects to meet these key performance indicators.

During the fourth quarter of 2022, Coca-Cola FEMSA repurchased a portion of the following notes registered with the SEC i) Senior notes of US. $ 209 with maturity date on January 2030, and ii) Senior notes of US. $111 with maturity date on November 2043, representing a net savings of Ps. 408 (nominal amounts). The amounts shown on the first paragraph already consider these repurchases.

Additionally during 2022, Coca-Cola FEMSA issued a social and sustainable bond in the Mexican Market on a dual-tranche transaction for an amount of Ps. 6,000.

During the second quarter of 2023, the Company paid on the maturity date May,12,2023 a Certificado Bursátil for i) Ps. 7,500 (nominal value) and a fixed interest rate of 5.46%.

Additionally, during 2023, the Company obtained bank loans in Argentina for Ps. 73.

The Company has financing from different institutions under agreements that stipulate different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net equity and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company complied with all restrictions and covenants contained in its financing agreements.
19.1 Reconciliation of liabilities arising from financing activities

	Carrying												Carrying
	Value at												Value at
	January 1, 2023		Cash Flows		Non-cash effects								December 31, 2023
									Foreign
					Business		New leases		Exchange		Others (1)
					Acquisitions / Disposal				Income
									(Loss)
Bank loans	Ps.	12,893	Ps.	(1,526)	Ps.	3	Ps.	—	Ps.	(852)	Ps.	—	Ps.	10,518
Notes payable		178,848		(30,657)		—		—		(15,364)		(6,521)		126,306
Total liabilities from financing activities		191,741		(32,183)		3		—		(16,216)		(6,521)		136,824
Lease liabilities		93,317		(16,171)		48		20,698		(1,891)		72		96,073
Total financing activities	Ps.	285,058	Ps.	(48,354)	Ps.	51	Ps.	20,698	Ps.	(18,107)	Ps.	(6,449)	Ps.	232,897

(1) Includes mainly remeasurements of leases, and amortized costs.

	Carrying
	Value at												Carrying
	January												Value at
	1, 2022		Cash Flows (2)		Non-cash effects								December 31, 2022
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	7,580	Ps.	(415)	Ps.	6,181	Ps.	—	Ps.	(78)	Ps.	(375)	Ps.	12,893
Notes payable		183,005		6,718		—		—		(8,957)		(1,919)		178,848
Total liabilities from financing activities		190,585		6,303		6,181		—		(9,034)		(2,294)		191,741
Lease liabilities		62,355		(15,108)		21,933		10,686		(356)		13,807		93,317
Total financing activities	Ps.	252,940	Ps.	(8,805)	Ps.	28,114	Ps.	10,686	Ps.	(9,390)	Ps.	11,513	Ps.	285,058

(1)Includes mainly remeasurements of leases, and amortization of transaction costs.

(2)Cash flows of Total liabilities from financing activities include Ps. 5,973 from continuing operations and Ps. 330 from discontinued operations.

	Carrying
	Value at												Carrying
	January												Value at
	1, 2021		Cash Flows (2)		Non-cash effects								December 31, 2021
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	19,430	Ps.	(11,015)	Ps.	—	Ps.	—	Ps.	(939)	Ps.	104	Ps.	7,580
Notes payable		169,235		12,156		—		—		1,614		—		183,005
Total liabilities from financing activities		188,665		1,141		—		—		675		104		190,585
Lease liabilities		58,308		(12,325)		1,540		7,871		(798)		7,759		62,355
Total liabilities from financing activities		246,973		(11,184)		1,540		7,871		(123)		7,863		252,940

(1)Includes mainly remeasurements of leases, and amortization of transaction costs.
(2)Cash flows of Total liabilities from financing activities include Ps. 1,146 from continuing operations and Ps. (5) from discontinued operations.

Note 20. Other Income and Expenses

	2023		2022 (Revised)		2021 (Revised)
Gain on sale of other assets	Ps.	473	Ps.	—	Ps.	968
Gain on sale of long-lived assets		400		301		176
Sale of waste material		—		2		13
Insurance rebates		279		64		32
Foreign exchange gain		815		124		—
Other investment in shares (4)		3,311		—		—
Recoveries of prior years taxes (1)		483		354		809
Investment in equity instruments (5) (6)		6,785		113		3,245
Other investments		415		—		—
Others		141		93		323
Other income	Ps.	13,102	Ps.	1,051	Ps.	5,566
Recoveries of prior years	Ps.	958	Ps.	9	Ps.	41
Impairment of long-lived assets (2)		1,248		833		1,427
Disposal of long-lived assets (3)		466		389		534
Contingencies, net (Note 26)		1,110		456		244
Severance payments		998		224		357
Donations		711		512		425
Legal fees and other expenses from past acquisitions		—		210		112
Foreign exchange loss		—		—		84
Items without tax requirements		139		96		167
Interest and penalties of previous years taxes		385		—		—
Other		237		167		334
Other expenses	Ps.	6,252	Ps.	2,896	Ps.	3,725

(1)Following a favorable decision from Brazilian tax authorities received during 2020, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and a positive effect on the "other income" captions of the consolidated income statements. See Note 25.1.1.

(2)Includes impairment losses in Health Division related with the Company's operation in Ecuador for an amount of Ps. 596 and Ps. 770 in 2023 and 2022, respectively; due to market conditions; as well as an impairment loss in Mexico for an amount of Ps. 480 in 2023 related with a challenging competitive environment. Additionally, the Company recognized impairment losses in Coca-Cola FEMSA for its investment in Alimentos de Soja S.A.U. for an amount of Ps. 143 in 2023, as well as its investmet in Trop Frutas Do Brasil LTDA. for an amount of Ps. 256 in 2021.
(3)Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(4)Related to dividends received from Heineken.
(5)During 2021, the Company received dividends related to its investment in Jetro Restaurant Depot.
(6)In 2023, the Company sold its investment in Jetro Restaurant Depot.

Note 21. Financial Instruments

Fair Value of Financial Instruments
The Company’s financial assets and liabilities that are measured at fair value are based on level 1 and 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2023, and 2022:

	December 31, 2023		December 31, 2022
	Level 1	Level 2	Level 1	Level 2
Financial instruments (current asset)	228	203	351	9,710
Financial instruments (non-current asset)	14,279	11,394	14,540	21,201
Financial instruments (current liability)	202	536	64	404
Financial instruments (non-current liability)	—	8,653	—	5,651

21.1 Total debt
The fair value of bank loans and notes payable is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for the debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2023 and 2022, which is considered to be level 1 in the fair value hierarchy.

	December 31, 2023		December 31, 2022
Carrying value	Ps.	136,824	Ps.	191,741
Fair value		125,043		163,312

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
As of December 31, 2023, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2023		December 31, 2023
2024	Ps.	2	Ps.	—	Ps.	65
2032		8,447		(1,381)		—

As of December 31, 2022, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2022		December 31, 2022
2023	Ps.	11,675	Ps.	—	Ps.	236
2024		2,227		—		129
2032		9,681		(1,728)		—

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
These instruments are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. The price agreed in the instrument is compared to the current price of the market forward currency and is discounted to the present value of the rate curve of the relevant currency. Changes in the fair value of these forwards are recorded as part of cumulative other comprehensive income, net of taxes. Net gain/loss on expired contracts is recognized as part of the cost of goods sold when the raw material is included in sale transactions, and as a part of foreign exchange when the inflow in the foreign currency is received.
As of December 31, 2023, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2023		December 31, 2023
2024	Ps.	11,449	Ps.	(573)	Ps.	36

As of December 31, 2022, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2022		December 31, 2022
2023	Ps.	10,828	Ps.	(399)	Ps.	61
2024		2		—		—

21.4 Cross-currency swaps
The Company has contracted for several cross-currency swaps to reduce the risks of exchange rate and interest rate fluctuations associated with its borrowings denominated in U.S. dollars and other foreign currencies. Cross-currency swaps contracts are designated as hedging instruments through which the Company changes the debt profile to its functional currency to reduce exchange exposure and interest rate.
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
As of December 31, 2023, the Company had the following outstanding cross–currency swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2023		December 31, 2023
2024	Ps.	954	Ps.	(35)	Ps.	103
2025		49,834		(2)		119
2026		6,045		(1,017)		98
2027		8,949		(1,391)		9
2028		6,009		—		89
2029		20		—		337
2030		13,633		(803)		—
2032		845		(51)		—
2033		4,931		—		117
2035		10,000		(3,809)		—
2043		5,398		—		1,877
2050		3,471		—		1,235

As of December 31, 2022, the Company had the following outstanding cross–currency swap agreements:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2022	December 31, 2022
2023	Ps.	27,804	Ps. (7)	Ps.	9,435
2024		497	(3)		247
2025		1,010	—		385
2026		5,971	(924)		364
2027		17,809	(689)		95
2029		14,620	—		1,664
2030		3,679	(104)		110
2035		10,000	(2,203)		—
2043		8,869	—		505

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
As of December 31, 2023, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2023		December 31, 2023
2024	Ps.	2,593	Ps.	(130)	Ps.	206
2025		745		(72)		—

As of December 31, 2022, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2022		December 31, 2022
2023	Ps.	1,688	Ps.	(46)	Ps.	328
2024		468		—		21

As of December 31, 2023, Coca-Cola FEMSA had the following aluminum price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2023		December 31, 2023
2024	Ps.	647	Ps.	—	Ps.	21

As of December 31, 2022, Coca-Cola FEMSA had the following aluminum price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2022		December 31, 2022
2023	Ps.	662	Ps.	(18)	Ps.	1

21.6 Convertible Bond (Embedded derivative)
As described in Note 19, in February 2023, the Company issued a convertible bond for EUR 500 million linked with the remaining Heineken economic interest (see Note 10), which is recognized as a liability component and embedded derivative (option). The bond (liability) is booked on an amortized cost basis, while the written option is measured at fair value with Mark to Market changes recognized in the consolidated income statements. At the settlement date, depending on the decision of the bondholders, the convertible bond and the embedded derivative will be canceled against cash or Heineken Holding N.V. shares. As of December 31, 2023, the fair value of the option amounted to Ps. 128.

21.7 Net effects of expired contracts that met hedging criteria

	Impact in Consolidated
	Income Statement	2023		2022		2021
Cross-currency swaps (1)	Interest expense	Ps.	(392)	Ps.	1	Ps.	—
Cross-currency swaps (1)	Foreign exchange		(747)		(5)		—
Interest rate swaps	Interest expense		—		—		—
Forward agreements to purchase foreign currency	Foreign exchange		180		565		41
Commodity price contracts	Cost of goods sold		430		599		1,245
Options to purchase foreign currency	Cost of goods sold		—		—		—
Forward agreements to purchase foreign currency	Cost of goods sold		(1,834)		(681)		(788)

(1)This amount corresponds to the settlement of cross-currency swaps portfolio in Brazil presented as part of the other financial activities.

21.8 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

	Impact in Consolidated
Type of Derivatives	Income Statement	2023		2022		2021
Cross currency swaps and interest rate swaps	Market value gain (loss) on financial instruments	Ps.	141	Ps.	(2,270)	Ps.	80
21.9 Risk management
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
21.9.1 Market risk
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

	Change in
Foreign Currency Risk	Exchange Rate	Effect on Equity
2023
FEMSA (1)	+11% MXN/USD	Ps.	9
	‑11% MXN/USD		(9)
	+7% CHF/EUR		78
	‑7% CHF/EUR		(78)
	+7% EUR/USD		(6)
	‑7% EUR/USD		6
Coca-Cola FEMSA	+11% MXN/USD		465
	‑11% MXN/USD		(465)
	+12% BRL/USD		521
	‑12% BRL/USD		(521)
	+16% COP/USD		225
	‑16% COP/USD		(225)

	Change in
Foreign Currency Risk	Exchange Rate	Effect on Equity
	+120% ARS/USD		685
	‑120% ARS/USD		(685)
	+5% UYU/USD		20
	‑5% UYU/USD		(20)
	+7% CRC/USD		15
	-7% CRC/USD		(15)

2022
FEMSA (1)	+10% MXN/USD	Ps.	6
	‑10% MXN/USD		(6)
	+10% MXN/EUR		1
	‑10% MXN/EUR		(1)
	+7% CHF/EUR		44
	‑7% CHF/EUR		(44)
Coca-Cola FEMSA	+10% MXN/USD		512
	‑10% MXN/USD		(512)
	+18% BRL/USD		550
	‑18% BRL/USD		(550)
	+7% UYU/USD		25
	‑7% UYU/USD		(25)
	+17% COP/USD		112
	‑17% COP/USD		(112)
	+3% ARS/USD		10
	‑3% ARS/USD		(10)
	+7% CRC/USD		24
	-7% CRC/USD		(24)

2021
FEMSA (1)	+11% MXN/USD	Ps.	4
	‑11% MXN/USD		(4)
	+16% BRL/USD		37
	‑16% BRL/USD		(37)
Coca-Cola FEMSA	+11% MXN/USD		298
	‑11% MXN/USD		(298)
	+16% BRL/USD		284
	‑16% BRL/USD		(284)
	+4% UYU/USD		7
	‑4% UYU/USD		(7)
	+11% COP/USD		81
	‑11% COP/USD		(81)
	+1% ARS/USD		3
	‑1% ARS/USD		(3)
	+3% CRC/USD		10
	‑3% CRC/USD		(10)

(1)Does not include Coca-Cola FEMSA.

	Change in
Cross Currency Swaps (1)	Exchange Rate	Effect on Equity		Effect on Profit or Loss
2023
FEMSA (2)	+14% CLP/USD	Ps.	—	Ps.	678
	‑14% CLP/USD		—		(678)
	+11% MXN/USD		—		1,796
	‑11% MXN/USD		—		(1,796)
	+16% COP/USD		—		425
	‑16% COP/USD		—		(425)
	+12% BRL/USD		—		34
	‑12% BRL/USD		—		(34)
	+8% EUR/USD		—		742
	‑8% EUR/USD		—		(742)
Coca-Cola FEMSA	+11% MXN/USD		1,314		—
	‑11% MXN/USD		(1,314)		—
	+12% BRL/USD		1,683		—
	‑12% BRL/USD		(1,683)		—

2022
FEMSA (2)	+21% CLP/USD	Ps.	—	Ps.	966
	‑21% CLP/USD		—		(996)
	+10% MXN/USD		—		2,647
	‑10% MXN/USD		—		(2,647)
	+21% COP/USD		—		354
	‑21% COP/USD		—		(354)
	+18% USD/BRL		—		18
	‑18% USD/BRL		—		(18)
	+10% EUR/USD		—		1,315
	‑10% EUR/USD		—		(1,315)
	+10% EUR/MXN		—		902
	‑10% EUR/MXN		—		(902)
Coca-Cola FEMSA	+10% MXN/USD		1,220		—
	‑10% MXN/USD		(1,220)		—
	+18% BRL/USD		2,893		—
	‑18% BRL/USD		(2,893)		—

2021
FEMSA (2)	+13% CLP/USD	Ps.	—	Ps.	552
	‑13% CLP/USD		—		(552)
	+11% MXN/USD		—		3,404
	‑11% MXN/USD		—		(3,404)
	+11% COP/USD		—		235
	‑11% COP/USD		—		(235)
	+15% MXN/BRL		—		123
	‑15% MXN/BRL		—		(123)
	+6% EUR/USD		—		1,049
	‑6% EUR/USD		—		(1,049)
Coca-Cola FEMSA	+11% MXN/USD		1,645		—
	‑11% MXN/USD		(1,645)		—

+16% BRL/USD	2,300	—
‑16% BRL/USD	(2,300)	—

(1)Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(2)Does not include Coca-Cola FEMSA.

	Change in
Net Cash in Foreign Currency	Exchange Rate	Effect on Profit or Loss
2023
FEMSA (1)	+11% EUR/ +11 % USD	Ps.	14,617
	‑11% EUR/ -11 % USD		(14,617)
Coca-Cola FEMSA	+11% USD		1,797
	‑11% USD		(1,797)

2022
FEMSA (1)	+10% EUR/ +10 % USD	Ps.	1,779
	‑10% EUR/ -10 % USD		(1,779)
Coca-Cola FEMSA	+10% USD		2,282
	‑10% USD		(2,282)

2021
FEMSA (1)	+10% EUR/ +11 % USD	Ps.	4,931
	‑10% EUR/ -11 % USD		(4,931)
Coca-Cola FEMSA	+11% USD		3,200
	‑11% USD		(3,200)

(1)Does not include Coca-Cola FEMSA.

	Change in
Commodity Price Contracts	U.S.$ Rate	Effect on Equity
2023
Coca-Cola FEMSA	Sugar -29%	Ps.	(765)
	Alumimum -22%	Ps.	(2,812)

2022
Coca-Cola FEMSA	Sugar -22%	Ps.	(333)
	Alumimum -35%	Ps.	(4,520)

2021
Coca-Cola FEMSA	Sugar -28%	Ps.	(714)
	Aluminum -24%	Ps.	(39)

21.9.2 Interest rate risk
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

The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

	Change in
Interest Rate Swap (1)	Bps.	Effect on Equity
2023
FEMSA (2)	(100 Bps.)	Ps.	(9)

2022
FEMSA (2)	(100 Bps.)	Ps.	(90)

2021
FEMSA (2)	(100 Bps.)	Ps.	(212)

(1)The sensitivity analysis effects include all subsidiaries of the Company.
(2)Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2023		2022		2021
Change in interest rate		+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	(250)	Ps.	(249)	Ps.	(627)

21.9.3 Liquidity risk
Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2023 and 2022, 55.0% and 46.5%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements (e.g., acquisitions, investments or capital expenditures) when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of more favorable terms of its financing market conditions. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.
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
Ultimate responsibility for liquidity risk management rests with the Company’s board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short-, medium- and long-term funding and liquidity requirements. The management of the Company is accountable manages liquidity risk by maintaining adequate cash reserves and continuously monitoring the forecast and actual cash flows, and with a low concentration of maturities per year.
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
The Company’s management continuously evaluates opportunities to pursue acquisitions or engage in joint ventures or other transactions. The Company would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.
The Company’s sub-holding companies generally incur short-term indebtedness if they are temporarily unable to finance operations or meet any capital requirements with cash from operations. A significant decline in the business of any of the Company’s sub-holding companies may affect the sub-holding company’s ability to fund its capital requirements. A significant and prolonged deterioration in the economies in which the Company operates or in the Company’s businesses may affect the Company’s ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to the Company’s management.
The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2023, see Note 19. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.
The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2023. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest and excluding lease liabilities) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing on December 31, 2023.

	2024		2025		2026		2027		2028		2029 and thereafter		Total
Non-derivative financial liabilities:
Notes and bonds	Ps.	—	Ps.	1,728	Ps.	11,989	Ps.	9,321	Ps.	15,433	Ps.	88,010	Ps.	126,481
Loans from Banks		8,452		155		93		796		567		280		10,343
Derivative financial liabilities		(307)		45		(919)		(1,382)		89		(2,478)		(4,952)

The Company generally makes payments associated with its non-current financial liabilities with cash generated from its operations.
21.9.4 Credit risk
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
The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the consolidated statement of financial position at December 31, 2023 and 2022 is the carrying amounts, see Note 7.
The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (“CSA”) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2023, the Company concluded that the maximum exposure to credit risk related to derivative financial instruments is not significant given the high credit rating of its counterparties.

21.10 Cash flows hedges
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
As of December 31, 2023, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates are as follows:

	Maturity
	1‑6 months	6‑12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	3,049	1,781	—
Average exchange rate MXN/USD	18.39	18.40	—
Net exposure	2,486	1,370	—
Average exchange rate BRL/USD	5.10	5.07	—
Net exposure	757	334	—
Average exchange rate COP/USD	4,436	4,316	—
Net exposure	150	—	—
Average exchange rate ARS/USD	668.06	—	—
Net exposure	344	163	—
Average exchange rate URY/USD	40.18	40.66	—
Net exposure	154	117	—
Average exchange rate CRC/USD	558.89	556.00	—
Net exposure	—	—	—
Average exchange rate ARS/MXN	—	—	—
Foreign exchange currency swap contracts
Net exposure	—	—	43,095
Average exchange rate MXN/USD	—	—	17.77
Net exposure	174	—	14,022
Average exchange rate BRL/USD	4.81	—	5.05
Net exposure	—	1,109	1,822
Average exchange rate COP/USD	—	3,601.94	3,743.16
Net exposure	—	286,246	2,082
Average exchange rate CLP/USD	—	870.50	764.40
Net exposure	—	—	10,939
Average exchange rate EUR/USD	—	—	1.09
Interest rate risk
Interest rate swaps
Net exposure	—	—	8,447
Interest rate average BRL	—	—	0.16%
Net exposure	—	—	—
Interest rate average MXN	—	—	—
Net exposure	—	2	—
Interest rate average CLP	—	3.57%	—
Net exposure	—	—	—
Interest rate average USD	—	—	—
Commodities risk
Aluminum	298	349	—
Average price (USD/Ton)	2,304	2,364	—
Sugar	1,703	890	745
Average price (USD cent/Lb)	22.43	22.18	22.62

As of December 31, 2022, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates are as follows:

	Maturity
	1‑6 months		6‑12 months		More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	Ps.	3,405	Ps.	2,485	Ps.	2
Average exchange rate MXN/USD		20.71		20.88		24.33
Net exposure		1,857		746		—
Average exchange rate BRL/USD		5.34		5.55		—
Net exposure		407		207		—
Average exchange rate COP/USD		4,502		4,977		—
Net exposure		437		—		—
Average exchange rate ARS/USD		231.40		—		—
Net exposure		299		139		—
Average exchange rate URY/USD		42.51		42.74		—
Net exposure		332		182		—
Average exchange rate CRC/USD		686.50		664.50		—
Net exposure		293		—		—
Average exchange rate ARS/MXN		10.57		—		—
Foreign exchange currency swap contracts
Net exposure		12,670		1,743		29,324
Average exchange rate MXN/USD		12.67		19.00		18.11
Net exposure		—		9,294		6,874
Average exchange rate BRL/USD		—		4.00		5.28
Net exposure		345		250		2,313
Average exchange rate COP/USD		3,926		2,333.06		3,510.06
Net exposure		3,306		—		1,225
Average exchange rate CLP/USD		774.49		—		677
Net exposure		—		—		22,130
Average exchange rate EUR/USD		—		—		0.91
Interest rate risk
Interest rate swaps
Net exposure		—		—		9,681
Interest rate average BRL		—		—		0.16%
Net exposure		—		—		11,403
Interest rate average MXN		—		—		7.17%
Net exposure		271		—		—
Interest rate average CLP		5.79%		—		—
Net exposure		—		—		3
Interest rate average USD		—		—		3.57%
Commodities risk
Aluminum		294		368		—
Average price (USD/Ton)		2,483		2,480		—

	Maturity
	1‑6 months	6‑12 months	More than 12
Sugar	1,058	631	468
Average price (USD cent/Lb)	17.62	17.08	17.14

As of December 31, 2023, a reconciliation per category of equity components and an analysis of OCI components, net of tax; generated by the cash flow hedges were as follows:

	Hedging
	reserve
Balances at beginning of the period	Ps.	1,881
Cash flows hedges
Fair value changes:
Foreign exchange currency risk – Purchase of stock		(1,950)
Foreign exchange currency risk – Other stock		(360)
Interest rate risk		64
Commodity price contracts – Purchase of stock		145
The amounts reclassified to profit and loss:
Foreign exchange currency risk – Other stock		2,671
Interest rate risk		201
The amounts included in non-financial costs:
Foreign exchange currency risk – Purchase of stock		1,806
Commodity price contracts – Purchase of stock		(363)
Taxes due to changes in reserves during the period		(3,140)
Balances at the end of the period	Ps.	956

21.11 Disposal of Estrella Azul

On September 30, 2020, Coca-Cola FEMSA announced that its joint venture with The Coca-Cola Company (Compañía Panameña de Bebidas, S.A.P.I. de C.V.) successfully sold 100% of its stock interest in Estrella Azul, a dairy products company in Panama. As part of the transaction, the company agreed with the buyer that the Company could receive payments in the future if the business of Estrella Azul achieves certain volume and EBITDA targets during the 2022-2027 period. The Company estimated the amount of the payments to be received based on the forecasts of the business (level 3 inputs) and calculated their net present value. As of December 31, 2023 and 2022, the financial assets recognized in the consolidated statement of financial position have a total value of Ps. 0 and Ps. 5, respectively.

Impact of hedging on equity
Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign currency option		Cross-currency swaps		Interest rate swaps		Commodity price contracts		Equity holders of the parent		Non-controlling interest		Total
As at January 1, 2022	Ps.	(124)	Ps.	3,403	Ps.	(34)	Ps.	141	Ps.	3,385	Ps.	736	Ps.	4,121
Financial instruments – purchases		(223)		(2,080)		—		(23)		(2,326)		(269)		(2,595)
Change in fair value of financial instruments recognized in OCI		(211)		(3,231)		199		133		(3,110)		(1,500)		(4,610)
Amount reclassified from OCI to profit or loss		303		2,674		—		(289)		2,688		(79)		2,609
Foreign currency revaluation of the net foreign operations		—		513		—		—		513		670		1,183
Effects of changes in foreign exchange rates		2		1		—		1		4		6		10
Tax effect		30		769		(54)		59		804		359		1,163
As at December 31, 2022	Ps.	(223)	Ps.	2,049	Ps.	111	Ps.	22	Ps.	1,958	Ps.	(77)	Ps.	1,881
Financial instruments – purchases		(350)		50		—		(59)		(359)		(608)		(967)
Change in fair value of financial instruments recognized in OCI		(595)		(1,514)		64		128		(1,917)		(2,078)		(3,995)
Amount reclassified from OCI to profit or loss		848		2,698		201		(171)		3,576		746		4,322
Foreign currency revaluation of the net foreign operations		—		1,277		—		—		1,277		1,577		2,854
Effects of changes in foreign exchange rates		2		—		—		(1)		1		—		1
Tax effect		45		(3,335)		(19)		33		(3,276)		136		(3,140)
As at December 31, 2023	Ps.	(273)	Ps.	1,224	Ps.	357	Ps.	(48)	Ps.	1,260	Ps.	(304)	Ps.	956

Note 22. Non-Controlling Interest in Consolidated Subsidiaries
An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2023 and 2022 is as follows:

	December 31, 2023		December 31, 2022
Coca-Cola FEMSA	Ps.	73,151	Ps.	72,128
Proximity Americas Division		1,046		1,004
Envoy Solutions		—		1,777
Other		312		288
	Ps.	74,509	Ps.	75,197

The changes in the FEMSA’s non-controlling interest were as follows:

	2023		2022		2021
Balance at beginning of the period	Ps.	75,197	Ps.	72,516	Ps.	69,444
Net income of non-controlling interest		10,988		10,834		9,183
Other comprehensive loss:		(3,465)		(2,198)		(368)
Exchange differences on translation of foreign operation		(3,325)		(1,558)		(1,342)
Remeasurements of the net defined benefits liability		87		173		(36)
Valuation of the effective portion of derivative financial instruments		(227)		(813)		1,010
Dividends		(6,551)		(6,176)		(5,729)
Share based payment		22		(57)		(14)
Other acquisitions and remeasurements		—		5		—
Repurchase of non-controlling interests		—		(79)		—
Contribution from non-controlling interest		—		352		—
Disposals of businesses (Envoy and others)		(1,682)		—		—
Balance at end of the period	Ps.	74,509	Ps.	75,197	Ps.	72,516

Non-controlling interest’s accumulated other comprehensive loss is comprised as follows:

	December 31, 2023		December 31, 2022
Exchange differences on translation foreign operation	Ps.	(12,882)	Ps.	(9,557)
Remeasurements of the net defined benefits liability		(335)		(422)
Valuation of the effective portion of derivative financial instruments		(307)		(80)
Accumulated other comprehensive loss	Ps.	(13,524)	Ps.	(10,059)

Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which holds Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.
Summarized financial information in respect of Coca-Cola FEMSA is set out below:

	December 31, 2023		December 31, 2022
Total current assets	Ps.	67,738	Ps.	79,212
Total non-current assets		205,782		198,783
Total current liabilities		54,916		57,960
Total non-current liabilities		84,899		88,159
Total revenue	Ps.	245,088	Ps.	226,740
Consolidated net income		20,226		19,626
Consolidated comprehensive income for the year, net of tax	Ps.	14,104	Ps.	15,767
Net cash flows generated from operating activities		42,289		35,491
Net cash flows used in investing activities		(20,070)		(19,597)
Net cash flows used in financing activities		(26,352)		(20,847)

22.1 Options from past business acquisitions
Open Market - The former controlling shareholders of Open Market retain a put option for their remaining 20% non-controlling interest that can be exercised (i) at any time after the acquisition date (December 27, 2016) upon the occurrence of certain events and (ii) annually from January through April, after the third anniversary of the acquisition date (i.e. 2019). In any event, the Company through one of its subsidiaries can call the remaining 20% non-controlling interest annually from January through April, after the fifth anniversary of the acquisition date (i.e. 2021). Both options would be exercisable at the then fair value of the interest and shall remain indefinitely.

Note 23. Equity
23.1 Equity accounts
The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units. As of December 31, 2023 and 2022, the common stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.
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

As of December 31, 2023, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540
Total shares	7,085,242,500	10,805,888,850	17,891,131,350

As of December 31, 2022, FEMSA’s capital stock is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540
Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2023 and 2022, this reserve amounted to Ps. 596 and accordingly, has not reached 20% of the capital stock.
Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect at the date of distribution, except when capital reductions come from restated shareholder contributions (Cuenta de Capital de Aportación “CUCA”) and when the distributions of dividends come from net taxable income, denominated Cuenta de Utilidad Fiscal Neta (“CUFIN”).
Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2023 amounted to Ps. 351,271. Under Mexican income tax law, dividends distributed to its stockholders who are individuals and foreign residents are subject to a 10% withholding tax, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balances as of December 31, 2013.
At an ordinary shareholders’ meeting of FEMSA held on March 24, 2021, the shareholders approved a dividend of Ps. 7,687 that was paid 50% on May 6, 2021, and the other 50% on November 5, 2021; and a reserve for share repurchase of a maximum of Ps. 17,000. As of December 31, 2021, the Company has not repurchased shares. Treasury shares from share-based payment bonus plan are disclosed in Note 18.
At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 19, 2021, the shareholders approved a dividend of Ps. 10,588 that was paid 50% on May 4, 2021 and other 50% on November 3, 2021. The corresponding payment to the non-controlling interest was Ps. 5,588.
At an ordinary shareholders’ meeting of FEMSA held on April 8, 2022, the shareholders approved a dividend of Ps.11,358 that was paid 50% on May 5, 2022, and the other 50% on November 7, 2022; and a reserve for share repurchase of a maximum of Ps. 17,000. As of December 31, 2022, the Company has not repurchased shares. Treasury shares from the share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 28, 2022, the shareholders approved a dividend of Ps. 11,407 that was paid 50% on May 3, 2022, and the other 50% on November 3, 2022. The corresponding payment to the non-controlling interest was Ps. 6,021.
At an ordinary shareholders’ meeting of FEMSA held on March 31, 2023, the shareholders approved a dividend of Ps.12,247 that was paid 50% on May 8, 2023, and the other 50% on November 7, 2023; and a reserve for share repurchase of a maximum of Ps. 17,000. During 2023, the Company started its Share Repurchase Program, reacquiring 381,300 BD Units which are held as Treasury shares. The Company expects to maintain these shares in the Treasury for one year and subsequently cancel them. Treasury shares from the share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 27, 2023, the shareholders approved a dividend of Ps. 12,185 that was paid 50% on May 3, 2023, and the other 50% on November 3, 2023. The corresponding payment to the non-controlling interest was Ps. 6,431.

For the years ended December 31, 2023, 2022 and 2021 the dividends declared and paid by the Company and Coca-Cola FEMSA were as follows:

	2023		2022		2021
FEMSA	Ps.	12,247	Ps.	11,358	Ps.	7,687
Coca-Cola FEMSA (100% of dividend)		12,185		11,407		10,588

For the years ended December 31, 2023, 2022 and 2021 the dividends declared and paid per share by the Company are as follows:

Series of Shares	2023		2022		2021
“B”	Ps.	0.61070	Ps.	0.56600	Ps.	0.38333
“D”		0.76340		0.70850		0.47917

23.2 Capital management
The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance to obtain the lowest cost of capital available. The Company manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023, 2022 and 2021.
The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 23.1) and debt covenants (see Note 19).
The Company's Finance, Planning and the Corporate Practices Committees review the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both national and international, currently rated as of December 31, 2023 AAA and BBB+ respectively, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2. As a result, before entering new business ventures, acquisitions or divestitures, management evaluates the optimal ratio of debt to EBITDA to maintain its credit rating.
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

	2023				2022					2021
	Per Series		Per Series		Per Series		Per Series		Per Series		Per Series
	“B” Shares		“D” Shares		“B” Shares		“D” Shares		“B” Shares		“D” Shares
(in millions of shares)
Weighted average number of shares for basic earnings per share		9,239.73		8,617.94		9,241.72		8,625.92		9,242.88		8,630.54
Effect of dilution associated with non-vested shares for share based payment plans		6.69		26.78		4.70		18.79		3.54		14.17
Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,246.42		8,644.71		9,246.42		8,644.71		9,246.42		8,644.71
Dividend rights per series (see Note 23.1)		100%		125%		100%		125%		100%		125%
Weighted average number of shares further adjusted to reflect dividend rights		9,246.42		10,805.89		9,246.42		10,805.89		9,246.42		10,805.89
Basic earnings per share from continuing operations		1.67		2.09		1.12		1.40		1.01		1.26
Diluted earnings per share from continuing operations		1.67		2.09		1.12		1.40		1.01		1.26
Basic earnings per share from discontinued operations		1.61		2.02		0.07		0.09		0.41		0.52
Diluted earnings per share from discontinued operations		1.61		2.01		0.07		0.09		0.41		0.52
Allocation of earnings, weighted		46.11%		53.89%		46.11%		53.89%		46.11%		53.89%
Net controlling interest income allocated from continuing operations	Ps.	15,425	Ps.	18,026	Ps.	10,369	Ps.	12,117	Ps.	9,329	Ps.	10,902
Net controlling interest income allocated from discontinued operations	Ps.	14,865	Ps.	17,373	Ps.	656	Ps.	767	Ps.	3,811	Ps.	4,453

Note 25. Taxes
25.1 Recoverable taxes
Recoverable taxes are mainly the result of higher interim payments of value added tax and income tax in Mexico during 2023 compared to the current year's provision, which will be offset in future years. Operations in Guatemala, Panama, Nicaragua, and Colombia are subject to a minimum tax. In Guatemala and Colombia, this tax is recoverable only under certain circumstances. Guatemala's tax base is determined by considering the greater of total assets and net income; in Colombia, the taxable base is stockholders' equity.

25.1.1 Exclusion of the State Value Added Tax ("VAT") (ICMS) on the federal sale taxes (PIS / COFINS) calculate basis
On March 15, 2017 the Brazilian Federal Supreme Court (STF) ruled that the inclusion of the VAT (ICMS) on federal sales taxes (PIS and COFINS) taxable basis was unconstitutional. During 2019, the Company's subsidiaries in Brazil obtained conclusive favorable motions over this exclusion of VAT (ICMS) over PIS / COFINS calculation. The net favorable effects of each case are to be recorded at the time all formalities and legal procedures are finalized and recovery of the taxes paid becomes virtually certain. During 2023, 2022 and 2021, , the Company recorded in other operating revenues in the consolidated income statement the effects of the administrative formalities concluded (see Note 20).

As of December 31, 2023 and 2022 the amount of recoverable taxes in Brazil including PIS and COFINS is Ps. 745 and Ps. 1,060, respectively.
25.2 Taxation of beverages

As of December 31, 2023, all the countries where the Company operates, with the exception of Panama, impose value added tax on the sale of carbonated beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, 13% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Rio de Janeiro, 17.0% in the states of Goiás and Santa Catarina, 18.0% in the states of São Paulo, Minas Gerais and Paraná, and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Goiás and Paraná also charge an additional 2.0% on sales as a contribution to a poverty eradication fund.

In Brazil, value-added tax is calculated and added, along with federal sales tax, to the tax base. The Company is also responsible for collecting and paying the tax for its retailers in Brazil. This is calculated based on a survey conducted by each state's government. In 2023, the Company collected 16.3% of its net sales taxes.

Several of the countries in which the Company operates impose excise duties or other taxes, as follows:

•Mexico imposes a special tax on the production, sale and import of beverages with added sugar and high fructose corn syrup, which from January 1, to December 31, 2023 the excise tax was Ps.1.5086 per liter. This excise tax applies only to the first sale, and we are responsible for collecting and paying it. As of January 1, 2024, the excise duty was equal to Ps.1.5737 per liter. This excise tax rate will be in effect until December 31, 2024, and thereafter will be subject to an annual increase based on the previous year's inflation rate.

•Guatemala imposes an excise tax of 18 cents in local currency (Ps.0.40 as of December 31, 2023) per liter of carbonated beverage.

•Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 21.07 colones (Ps.0.68 as of December 31, 2023) per 250 ml, and an excise tax (which is a contribution to the National Institute of Rural Development) currently assessed at 7,254 colones (approximately Ps.0.23 as of December 31, 2023) per 250 ml.

•Nicaragua imposes a 15.0% tax on beverages, except water, and municipalities impose a 1.0% tax on our Nicaraguan gross income.

•Panama imposes a 7.0% excise tax on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders and concentrates used to produce sugary drinks. Since January 1, 2020, Panama imposes a 5.0% excise tax on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or locally produced. Beverages derived from dairy products, grains or cereals, nectar, fruit and vegetable juices with natural fruit concentrates are exempt from this tax.

•Argentina applies an excise tax of 8.7% to carbonated beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and a 4.2% excise tax to sparkling water and flavored carbonated beverages with a fruit juice content of 10.0% or more, although this excise tax is not applicable to some of our products.

•In Brazil, it applies an average excise tax on production of about 2.6% and an average sales tax of about 12.0% on net sales. Except for sales to wholesalers, these production and sales taxes apply only to the first sale, and the Company is responsible for collecting and paying these taxes from each of its retailers. In the case of sales to wholesalers, they are entitled to recover sales tax and collect this tax again for the resale of its products to retailers.

•Colombian municipalities impose a sales tax ranging from 0.35% to 1.2% of net sales. On November 1, 2023, a new tax of 18 Colombian pesos (approximately Ps.0.08 as of December 31, 2023) was applied to beverages with 6 to 10 grams of added sugar per 100 ml, while a tax of 35 Colombian pesos (approximately Ps.0.15 as of December 31, 2023) was applied to beverages with more than 10 grams of added sugar per 100 ml. The amount of this tax will increase in early 2024 and 2025, as detailed in a paragraph below.

•In Uruguay, an excise tax of 19.0% is levied on carbonated beverages, a 12.0% excise tax is levied on fruit juice-based beverages with a minimum content of 10.0% in natural fruit juices (or at least 5.0% natural content of fruit juices in the case of lemon) and an excise tax of 8.0% in the case of sparkling and still water.

25.3 Tax reforms
Mexico

In April 2021, the Mexican government amended the Federal Labor Law, the Federal Tax Code, and other laws that regulate labor benefits with the purpose of prohibiting the subcontracting of personnel, except in activities such as specialized works or services that are not part of a company's core business and that are provided by service providers registered with the Ministry of Labor and Social Welfare. As a result of this tax reform, the deduction of expenses related to subcontracting is prohibited, as well as the possibility of crediting the value added tax generated by expenses related to subcontracting and in extreme cases, the subcontracting of personnel can qualify as tax fraud. This reform entered into effect on September 1, 2021.

Pursuant to the amendments to Mexican tax laws effective January 1, 2022, Mexican issuers are jointly and severally liable for taxes payable on gains arising from the sale or disposition of their shares or securities representing their shares, as ADSs, by majority shareholders who are not residents of Mexico and do not have a permanent establishment in Mexico for tax purposes. To other Mexican non-residents who do not have a permanent establishment in Mexico for tax purposes, to the extent that such Mexican issuer fails to provide certain information regarding such sale or disposition to Mexican tax authorities. For the purposes of this rule, "majority shareholders" shall be understood as shareholders who are identified in the reports submitted by the Mexican issuer to the CNBV annually as (i) directors or officers who directly or indirectly own 1.0% or more of the Mexican issuer's share capital, (ii) shareholders who directly or indirectly own 5.0% or more of the Mexican issuer's share capital, or (iii) within the ten largest shareholders of the Mexican share capital of the Mexican issuer. issuer based on direct ownership of the shares of the share capital. Although in some cases the Mexican tax authorities have indicated that this reporting obligation would only apply to transfers of shares or securities representing shares that result in a change of control, there are no established criteria or general interpretations in this regard issued by the Mexican tax authorities. There is currently no obligation on the part of Mexican non-residents to report to Mexican issuers their sales or disposals of shares or securities representing shares, which limits our ability to comply with our reporting obligations to Mexican tax authorities. Therefore, the amount of a potential tax liability is uncertain and difficult to determine given the inherent mechanisms and procedures, including the application of any available tax treaty, applicable to the trading of publicly traded securities.

Colombia
In August 2021, a new tax reform came into force in Colombia. This reform increased the income tax rate from 30.0% to 35.0% for 2022 and limited the ability to deduct or deduct municipal sales taxes against income taxes to 50.0%.

In December 2022, a new tax reform was approved in Colombia, which began to be applied during 2023.

The main changes are as follows:

•Introduction of an excise duty on beverages with added sugar based on the following timetable:

◦From November 1, 2023 to December 30, 2023, a tax of 18 Colombian pesos (approximately Ps.0.08 as of December 31, 2023) was applied to beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 35 Colombian pesos (approximately Ps.0.15 as of December 31, 2023) for beverages with more than 10 grams of added sugar per 100 ml;

◦From January 1, 2024 to December 30, 2024, a tax of 28 Colombian pesos (approximately Ps.0.12 as of December 31, 2023) for beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 55 Colombian pesos (approximately Ps.0.24 as of December 31, 2023) for beverages with more than 10 grams of added sugar per 100 ml;

◦From January 1, 2025 to December 30, 2025, a tax of 38 Colombian pesos (approximately Ps.0.17 as of December 31, 2023) for beverages containing between 5 grams and 9 grams of added sugar per 100 ml and a tax of 65 Colombian pesos (approximately Ps.0.29 as of December 31, 2023) for beverages with more than 9 grams of added sugar per 100 ml;

◦From 2026, the corresponding tax will be increased annually by the same percentage as the UVT (Tax Value Unit).

•Introduction of a new tax on single-use plastics, with a rate of 0.00005 on the Tax Value Units per gram of plastic. One Tax Value Unit is equivalent to 42,412 Colombian pesos (approximately Ps.187.46 as of December 31, 2023). This new tax is applicable to our products that are not considered part of the market basket of goods

(currently two of our products fall into this category). However, this tax can be waived with a circular economy certification that will be issued in case recycled resin is incorporated into the packaging. Through legal resolution C-526/23, it was indicated that the responsible for the tax is the producer of single-use plastics.

•Increase in the income tax rate as of January 1, 2023, from 20.0% to 35.0% on taxable income obtained from free zones within Colombia. This change will go into effect on January 1, 2026 if a free zone company can demonstrate a 60.0% revenue increase in 2022 compared to fiscal year 2019. Despite this, the Supreme Court ruled that this law is not applicable to entities that have obtained its approval before December 13, 2022.

•The possibility of taking municipal sales taxes as a tax deduction against income tax was eliminated.

•Increase in the occasional income tax rate from 10.0% to 15.0% applicable to sales of fixed assets and introduction of a stamp duty at a rate between —% and 3.0%, on the sale price of real estate and other assets.

•Introduction of a minimum income tax rate of 15%, which must be calculated considering an adjusted income (UD). The Adjusted Tax Rate (TTD) will be the result of dividing an Adjusted Tax (ID) by the Adjusted Income (UD).

Costa Rica
Until December 31, 2022, the producer or importer was responsible for collecting value-added taxes on carbonated beverages from supply chain participants, with an effective value-added tax rate for carbonated beverages of 15.8%. On January 1, 2023, a new tax reform came into effect to reintroduce the standard debt and credit system for producers, wholesalers, and retailers with a tax rate of 13.0%, so our Costa Rican subsidiary is no longer responsible for collecting such tax along the entire supply chain.

Uruguay
On December 31, 2021, the Uruguayan government issued an executive decree that increased the excise tax on energy drinks from 19.0% to 22.0%. This increase went into effect as of January 2022.

Brazil
In early 2017, Brazil's Federal Supreme Court ruled that value-added tax would not be used as the basis for calculating federal sales tax, resulting in a reduction of federal sales tax. Our Brazilian subsidiaries initiated legal proceedings to determine their ability to calculate federal sales tax without using value-added tax as a basis, in accordance with the first ruling of the Brazilian Federal Supreme Court, and obtained a favorable final resolution in 2019. However, the Brazilian tax authorities appealed the decision of the Brazilian Federal Supreme Court and the appeal was denied in May 2021. In 2023, federal sales and production taxes together resulted in an average tax of 14.6% on net sales.

In recent years, the rate of excise duty on concentrate in Brazil has undergone recurring temporary fluctuations. The excise tax rate was increased from 4% to 8.0% from February 1, 2021 to February 24, 2022, decreased to 6.0% from February 25, 2022 to April 30, 2022, and increased again to 8.0% on May 1, 2022. The tax credit that we may recognize in our Brazilian operations in connection with concentrate purchases in the Manaus Free Trade Zone has been affected accordingly.

In December 2022, the Brazilian government published the new transfer pricing rules that will come into effect from January 1, 2024. The new transfer pricing rules aim to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Co-operation and Development (OECD). During 2023, the Brazilian government issued specific regulatory instructions to regulate this new tax legislation and transfer pricing methods. In 2024, greater regulation of intangibles and the obligations to file transfer pricing tax returns is expected.

In March 2023, the value-added tax rate in the state of Paraná increased from 16.0% to 18.0%. As of January 1, 2024, the value-added tax rate in the state of Rio Grande do Sul is 18%. As of January 1, 2024, the state of Minas Gerais began applying an additional 2.0% charge on sales as a contribution to a poverty eradication fund.

In December 2023, the Brazilian government published a Provisional Measure, to establish that the amount of the credit of a final and unappealable judicial decision, which exceeds the value of R$ 10 million (approximately Ps. 34.9 million as of December 31, 2023) subject to compensation against tax debts, must observe the monthly limitation of 1/60 of the total value of the credit. While taxpayers must observe this regulation as of January 1, 2024, this Interim Measure must become law during the following months; otherwise, this command is revoked.

In December 2023, the Brazilian government published a new law to tax investment subsidies granted by municipalities or states of the federation as of January 1, 2024. These subsidies will be taxed by Income Tax and Social Contribution at the combined tax rate of 34% and will be subject to other contributions at the combined tax rate of 9.25%. On the other hand, the Federal Government will grant an income tax credit of 25% of the municipal or state subsidy, limited to the amount of depreciation of such assets applied to approved development or expansion projects that caused such subsidy, provided that certain conditions are met.

In addition, also in December 2023, a Constitutional Amendment was published to implement a comprehensive tax reform in Brazil that will replace the current indirect tax system with a new one, which will be progressively implemented from January 1, 2026 until its full adoption in 2033.Municipal (ISSQN), state (ICMS) and federal (PIS and COFINS) taxes will be replaced by a double VAT (CBS and IBS). Double VAT will apply to all tangible or intangible goods, duties and services; it must be taxed according to the amount charged in the place where it is consumed; It will not be considered in itself in its own taxable base (the tax will not be taxed), and gives the right to record the input tax credit of the previous transaction (without a cumulative system).

There will be a standard rate for all goods and services, with exceptions for certain sectors such as education, health, medicine, public transport, food for human consumption, agricultural products and some others, which will be entitled to tax reductions of 100%, 70% or 40% of the rate yet to be defined. In addition, there will be specific rules for sectors such as fuels and lubricants, automotive, financial services, real estate transactions, health plans, tourism and leisure businesses, among others. During the following months, the executive and legislative branches must enact a series of laws and acts to regulate and detail all procedures, obligations and the double VAT rate.

In addition, from 2027 a special tax (IS) will also be applied on the production, extraction, marketing or import of services or goods harmful to health and the environment. This tax will be applied only once, does not generate a subsequent credit (it is subject to the so-called single-phase system) and will be part of the taxable base of the other tax applied to sales of services and goods. The current excise duty (IPI) will be reduced to zero, except for those products produced in the Manaus Free Trade Zone, in order to maintain the competitiveness and development of the incentivized zone. As in the previous case, a series of laws and acts are expected to regulate and detail all the procedures, obligations and the list of IS rates.

Finally, as of January 1, 2024, new rules will apply to exclusive financial investment funds, investments and foreign currency assets located abroad, held by Brazilian taxpayers. Due to these changes, the government offered the option to Brazilian tax residents to increase the cost of the tax on foreign assets and investments to the current market value by paying a reduced rate on such difference, for those who choose to anticipate potential profits in this gap, by collecting the corresponding income tax with such reduced income tax rate instead of the regular rate on capital gains. For those who opt for this option, the current market value will be your new tax cost basis and a future capital gain, if and when it occurs, will be calculated from this point, rather than the original tax cost basis.

Argentina
On December 13, 2023, the Argentine government issued an executive decree (Decree 29/2023) setting the tax rate of the PAIS (Program for an Inclusive and Solidary Argentina) at 17.5%, applicable to the import of goods (excluding goods from the basic food basket, fuels, lubricants, and other goods related to power generation). This tax is applicable to foreign currency transactions carried out on or after December 13, 2023, and represents an additional cost for Argentine operations. This tariff is also applicable to cargo services and other transportation services for the import or export of goods, or when such services are acquired in Argentina and provided by non-residents.

25.4 Taxation

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership, and disposition of our units or American Depositary Shares ("ADS") by an owner who is a citizen or resident of the United States, a U.S. domestic corporation, or a person or entity that will otherwise be subject to federal income tax based on net revenue with respect to units or ADSs. which we refer to as a U.S. holder, but is not intended to be a description of all possible tax considerations that may be relevant to a decision to purchase, hold, or dispose of the units or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, intermediaries, merchants who choose market value, tax-exempt entities, insurance companies, certain short-term holders of units or ADSs, or investors who own the units or ADSs as part of a hedging, conversion, or integrated transaction, partnerships or partners therein, nonresident foreign individuals present in the United States for 183 days or more, or investors who have a "functional currency" other than the U.S. dollar. U.S. holders should be aware that the tax consequences of owning units or ADSs may be substantially different for the investors described in the previous sentence. This summary deals only with U.S. holders who will hold the units or ADSs as equity assets and does not address the tax treatment of a U.S. holder who owns or is treated as owning 10.0% or more of the shares by vote or security (including units) of our company.

This summary is based on the federal tax laws of the United States and Mexico in effect as of the date of this annual report, including the provisions of the U.S.-Mexico income tax treaty and its protocols, or the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or municipality in Mexico or the United States, or the laws of any tax jurisdiction other than the federal laws of Mexico and the United States. Holders of the units or ADSs should consult their tax advisors regarding the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of units or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Taxation

For purposes of this summary, the term "nonresident holder" means a holder who is not a resident of Mexico and who does not own the units or ADSs in connection with conducting a trade or business through a permanent establishment in Mexico. For the purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another household outside of Mexico, but his or her "center of vital interests" (as defined in the Federal Tax Code in Mexico) is located in Mexico. A person's "center of vital interests" is located in Mexico when, among other circumstances, more than 50.0% of that person's total income during a calendar year originates within Mexico. A legal entity is a resident of Mexico if it has its principal place of business or its place of effective administration in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless they can prove otherwise. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxation, in accordance with applicable tax laws.

25.5 Tax Considerations Relating to Units and ADSs

Taxation of dividends. Effective January 1, 2014, in accordance with Mexican income tax laws, dividends, whether in cash or in kind, paid to individuals or non-residents in Mexico, on the Series B shares and Series L shares underlying our units or ADSs, are subject to 10.0% withholding tax, or a lower rate if they are covered by a tax treaty. Profits that have been obtained and are subject to income tax before January 1, 2014 are exempt from this withholding.

Taxation of Disposals of ADSs or Units. As of January 1, 2014, gains from the sale or disposition of shares made on the Mexican Stock Exchange or other securities market approved in Mexico by individuals resident in Mexico will be subject to an income tax rate of 10.0%, and gains from the sale or disposal of interests made on the Mexican Stock Exchange or other approved securities market in Mexico individuals and legal entities that are not residents in Mexico will be subject to a withholding tax of 10.0% in Mexico. The cost at which the shares were acquired prior to January 1, 2014 is calculated using the average closing price per share over the last twenty-two days. If the closing price per share in the last twenty-two days is considered unusual compared to the closing prices in the last six months, then the calculation is made using the average closing price per share over the last six months. However, a holder who is eligible to claim the benefits of any tax treaty will be exempt from Mexican withholding tax on gains made on a sale or other disposition of units, provided certain additional requirements are met.

Gains on the sale or other disposition of shares or ADSs made in a transaction that is not carried out through the Mexican Stock Exchange or other approved securities market in Mexico would generally be subject to Mexican taxation, regardless of the nationality or residence of the transferor. However, under the Tax Treaty, a holder who is eligible to claim the benefits of the Tax Treaty will be exempt from Mexican tax on gains made on such sale or other disposition of units or ADSs, provided that the holder does not own, directly or indirectly, 25.0% or more of our total share capital (including units represented by ADSs) within the 12-month period preceding such sale or other sale and provided that the owner does not own, directly or indirectly, that the profits are not attributable to a permanent establishment or a fixed base in Mexico. Deposits of units in exchange for ADSs and withdrawals of units in exchange for ADSs will not give rise to Mexican taxes.

Other Mexican Taxes

There are no Mexican inheritance, gift, inheritance, or value-added taxes applicable to the ownership, transfer, exchange, or disposition of the ADSs or units, although free transfers of units may, in certain circumstances, cause a Mexican federal tax to be imposed on the recipient. There are no Mexican taxes or stamp, issuance, registration or similar duties that must be paid by the owners of the units.

25.6 BEPS Pillar II

The OECD has published the Model Pillar Two rules to facilitate the domestic application of the global minimum tax of 15% in certain jurisdictions in which FEMSA operates. The legislation will become effective in most jurisdictions where the Company operates beginning on January 1, 2024. FEMSA is within the scope of the legislation enacted or substantially enacted and has conducted an assessment of the Company's potential exposure to Second Pillar income taxes.
The Company has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes. Furthermore, the Company has reviewed its corporate structure in light of the introduction of Pillar Two Model Rules in various jurisdictions. Since the Company's effective tax rate is well above 15% in all jurisdictions in which it operates, it has determined that it is not subject to Pillar Two "top-up" taxes. Therefore, the consolidated financial statements do not include information required by paragraphs 88A-88D of IAS 12.

The assessment of potential exposure to income taxes in the Second Pillar is based on the most recent tax returns, country-by-country reports and financial statements of the entities that are part of FEMSA. According to the assessment, effective Second Pillar tax rates in most jurisdictions where FEMSA operates are above 15%. However, there are a limited number of jurisdictions where the enabling rules of the Second Pillar are in the process of being issued and implemented and the effective tax rate of the Second Pillar is close to 15%. FEMSA does not expect significant exposure to Second Pillar income taxes in those jurisdictions; however, the development and publication of such rules will be monitored.
The Mexican tax authority, as of December 31, 2023, has not issued rules related to the tax treatment of the Second Pillar.
25.7 Income tax rates

The income tax rates in the countries where the Company operates as of December 31, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Mexico	30.0%	30.0%	30.0%
Guatemala	25.0%	25.0%	25.0%
Costa Rica	30.0%	30.0%	30.0%
Panama	25.0%	25.0%	25.0%
Nicaragua	30.0%	30.0%	30.0%
Colombia	35.0%	35.0%	31.0%
Argentina	35.0%	35.0%	30.0%
Brazil	34.0%	34.0%	34.0%
Chile	27.0%	27.0%	27.0%
Peru	29.5%	29.5%	29.5%
Ecuador	25.0%	25.0%	25.0%
Uruguay	25.0%	25.0%	25.0%
United States	21.0%	21.0%	21.0%
Switzerland	18.6%	18.6%	18.6%

The management currently has no reason to believe that the tax rates will change in the foreseeable future.

25.8 Income Tax

The major components of income tax expense for the years ended December 31, 2023, 2022 and 2021 are:

	2023		2022 (Revised)		2021 (Revised)
Current tax expense	Ps.	30,413	Ps.	17,007	Ps.	14,244
Deferred tax expense (benefit):
Origination and reversal of temporary differences		247		(1,164)		2,390
Utilization (benefit) of tax losses, net		(3,198)		(389)		(1,498)
Change in the statutory rate		(172)		(102)		4
Total deferred tax expense (benefit)		(3,123)		(1,655)		896
Total income taxes	Ps.	27,290	Ps.	15,352	Ps.	15,140
Total income taxes attributable to continued operation	Ps.	12,971	Ps.	13,275	Ps.	13,566
Total income taxes attributable to discontinued operation		14,319		2,077		1,574
	Ps.	27,290	Ps.	15,352	Ps.	15,140

Recognized in Consolidated Statement of Other Comprehensive Income (“OCI”)

Income tax related to items charged or
recognized directly in OCI during the period:	2023		2022		2021
Unrealized gain (loss) on cash flow hedges	Ps.	(355)	Ps.	(1,158)	Ps.	992
Exchange differences on translation of foreign operations		(1,951)		(3,742)		(1,730)
Remeasurements of the net defined benefit liability		11		383		127
Share of the other comprehensive income of equity method accounted investees (1)		3,108		1,129		1,506
Total income tax expense (benefit) recognized in OCI	Ps.	813	Ps.	(3,388)	Ps.	895

(1)Deferred income taxes related to currency translation adjustment, mark to market of derivative financial instruments and employee benefits for equity method accounted investees which as of December 31, 2023 amounted to Ps. 2,953, Ps. (239), and Ps. 394, respectively.
A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2023, 2022 and 2021 is as follows:

	2023	2022 (Revised)	2021 (Revised)
Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(1.7)%	(5.4)%	(4.8)%
Annual inflation tax adjustment	0.2%	7.0%	7.7%
Income tax at a rate other than Mexican statutory rates	0.9%	2.8%	0.2%
Non-deductible expenses	2.1%	3.8%	2.1%
Taxable (non-taxable) income	(3.2)%	1.4%	2.3%
Others	0.1%	0.1%	0.1%
Adjustments for previous tax years	—%	0.4%	—%
Income Tax credits (1)	—%	—%	(1.5)%
Tax loss (recognition) write off (2) (3)	(3.3)%	(5.5)%	(1.4)%
Sale of investment of Heineken	1.2%	—%	—%
Consolidated Effective income tax rate	26.3%	34.6%	34.7%
Effective income tax rate from continued operations	22.7%	33.0%	34.3%
Effective income tax rate from discontinued operations	3.6%	1.6%	0.4%

(1)Favorable position of Brazilian Courts related to a no taxation on financial effects of recovered tax credits from previously won judicial disputes, which allowed a recognition of a deferred tax credit in Brazil in 2021.
(2)During 2022, Coca-Cola FEMSA recognized an amount of Ps.(2,194) as favorable effects on the deferred tax assets of its territories taking into account our expectation that those deferred tax assets will be recovered in the future.
(3)The majority related to tax loss generated in 2023 from a reorganization of the business at Health Division in Chile.

Deferred Income Tax Related to:

	Consolidated Statement				Consolidated
	of Financial Position as of				Income Statements
	December 31, 2023		December 31, 2022		2023		2022 (Revised)		2021 (Revised)
Expected credit losses	Ps.	(356)	Ps.	(389)	Ps.	(6)	Ps.	21	Ps.	(3)
Inventories		(61)		(107)		(1)		99		(17)
Other current assets		317		99		92		(78)		47
Property, plant and equipment, net		(7,075)		(7,288)		275		(1,345)		(1,081)
Right of use Assets		(1,166)		(1,433)		194		(151)		(482)
Investments in equity method accounted investees		(51)		(7,330)		74		(58)		(22)
Other assets		315		(283)		(884)		36		(2)
Finite useful lived intangible assets		131		3		145		(139)		498
Indefinite lived intangible assets		1,499		3,693		(2,161)		402		36
Post-employment and other long-term employee benefits		(821)		(736)		(79)		(71)		(258)
Derivative financial instruments		(240)		420		(577)		(111)		738
Temporary non-deductible provisions		(4,602)		(3,971)		(1,006)		43		1,280
Employee profit sharing payable		(1,003)		(871)		(56)		(304)		(393)
Tax loss carryforwards		(13,137)		(10,177)		(3,198)		(389)		(1,498)
Tax credits to recover (1)		(797)		(1,065)		(73)		255		1,200
Cumulative other comprehensive income		(394)		(218)		—		(417)		—
Exchange differences on translation of foreign operations in OCI		2,000		4,603		—		—		—
Other liabilities		(1,785)		(752)		(45)		322		1
Lease liabilities		(446)		(382)		(255)		(272)		53
Liabilities of amortization of goodwill of business acquisition		7,445		6,117		—		—		86
Deferred income tax					Ps.	(7,561)	Ps.	(2,157)	Ps.	183
Deferred tax income net recorded in share of the profit of equity method accounted investees						1,601		567		443
Deferred income tax, net					Ps.	(5,960)	Ps.	(1,590)	Ps.	626
Deferred tax discontinued operations					Ps.	2,838	Ps.	(65)	Ps.	270
Deferred income taxes, net	Ps.	(20,227)	Ps.	(20,067)
Deferred tax asset before reclassification to assets held for sale		(29,639)
Deferred tax asset from assets held for sale		2,041
Deferred tax assets	Ps.	(27,598)	Ps.	(26,890)
Deferred tax liability before reclassification to assets held for sale		7,373
Deferred tax liability from assets held from sale		(2)
Deferred tax liabilities	Ps.	7,371	Ps.	6,823

(1)Corresponds to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years according to the Mexican Income Tax law.

Income tax related to Accumulated Other Comprehensive Income (“AOCI”)

Income tax related to items charged or
recognized directly in AOCI as of the year:	2023		2022
Unrealized gain on derivative financial instruments	Ps.	324	Ps.	688
Remeasurements of the net defined benefit liability		(221)		(251)
Exchange differences on translation of foreign operations		1,828		3,778
Gain on hedge of net investments in foreign operations		1,401		2,216
Share of other comprehensive income of associated companies and joint ventures		—		(3,108)
Total deferred tax loss related to AOCI	Ps.	3,332	Ps.	3,323

The changes in the balance of the net deferred income tax asset are as follows:

	2023		2022		2021
Balance at the beginning of the period	Ps.	(20,067)	Ps.	(14,691)	Ps.	(16,010)
Deferred tax provision for the period (Note 25.8)		(5,960)		(1,115)		622
Deferred tax income net recorded in share of the profit of equity method accounted investees		2		(694)		277
Acquisition of subsidiaries		1,871		—		—
Effects in equity:
Unrealized (gain) on cash flow hedges		(594)		(1,281)		1,006
Exchange differences on translation of foreign operations		1,002		(2,604)		(491)
Remeasurements of the net defined benefit liability		405		497		380
Retained earnings of equity method accounted investees		954		(334)		32
Restatement effect of the period and beginning balances associated with hyperinflationary economies		121		155		(507)
Related discontinued operations		2,039		—		—
Balance at the end of the period	Ps.	(20,227)	Ps.	(20,067)	Ps.	(14,691)

Tax Loss Carryforwards
The subsidiaries in Mexico, Colombia, Chile, Uruguay, Argentina and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which a deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	Tax Loss
Year	Carryforwards
2024	Ps.	963
2025		790
2026		635
2027		659
2028		484
2029		2,743
2030		3,323
2031		403
2032		3,283
2033 and thereafter		16,567
No expiration (Brazil and Colombia)		12,963
	Ps.	42,813

Considering all available evidence, including forecasts, business plans and strategic measures, as of December 31, 2023 and 2022 the Company has decided not to recognize a deferred income tax asset related to temporary differences not recognized in previous tax years. The amount of deferred income tax assets not recognized in previous tax years and adjusted as of December 31, 2023 and 2022 were Ps. 1,547 and Ps 1,816, respectively.

The Company recorded certain goodwill balances due to business acquisitions that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of net operating losses (NOLs) in Brazil which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2023, the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.
The changes in the balance of tax loss carryforwards are as follows:

	2023		2022
Balance at beginning of the period	Ps.	31,323	Ps.	30,041
Derecognized		(932)		(13,348)
Increase (1)		21,018		14,639
Usage of tax losses		(7,281)		(460)
Translation effect of beginning balances		(1,315)		451
Balance at end of the period	Ps.	42,813	Ps.	31,323

(1)The recognition of tax loss carryforwards from previous years is shown under the item of increases, together with the tax loss carryforwards generated in the same years

Taxes associated with the payment of dividends

There were no withholding taxes associated with the payment of dividends in 2023, 2022 or 2021 by the Company to its shareholders.
Undistributed profits

The Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. As of December 31, 2023, 2022 and 2021, the unrecognized deferred tax liabilities associated with investments in subsidiaries, associates and joint ventures aggregate to Ps. 5,792, Ps. 14,528 and Ps. 19,141, respectively.

Note 26. Other Liabilities, Provisions, Contingencies and Commitments
26.1 Other current liabilities.

	December 31, 2023		December 31, 2022
Short-term employee benefits	Ps.	11,808	Ps.	12,335
Accrued expenses		14,151		19,115
Other		813		392
Total	Ps.	26,772	Ps.	31,842

26.2 Other current financial liabilities

	December 31, 2023		December 31, 2022
Sundry creditors	Ps.	18,540	Ps.	16,869
Derivative financial instruments (see Note 21)		738		470
Other tax payable		11,106		11,275
Other		108		136
Total	Ps.	30,492	Ps.	28,750

26.3 Other non-current liabilities

	December 31, 2023		December 31, 2022
Tax payable	Ps.	1,116	Ps.	1,045
Debt with former shareholders		1,578		1,575
Other		1,923		1,676
Total	Ps.	4,617	Ps.	4,296

26.4 Other non-current financial liabilities

	December 31, 2023		December 31, 2022
Derivative financial instruments (see Note 21)	Ps.	8,653	Ps.	5,651
Security deposits		1,012		967
Total	Ps.	9,665	Ps.	6,618

26.5 Provisions
The Company has various loss contingencies and has recognized provisions for those legal proceedings it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the provisions as of December 31, 2023 and 2022:

	December 31, 2023		December 31, 2022
Indirect taxes	Ps.	1,649	Ps.	1,976
Labor		1,570		1,703
Legal		1,104		1,006
Total (1)	Ps.	4,323	Ps.	4,685

(1)As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits, including those related to business acquisitions. See Note 14.1.

26.6 Changes in the balance of provisions
26.6.1 Indirect taxes

	December 31, 2023		December 31, 2022		December 31, 2021
Balance at beginning of the period	Ps.	1,976	Ps.	2,845	Ps.	3,153
Penalties and other charges (see Note 20)		56		109		77
New contingencies (see Note 20)		475		249		314
Cancellation and expiration (see Note 20)		(9)		(738)		(77)
Payments		(587)		(473)		(237)
Effects of changes in foreign exchange rates		(110)		(16)		(385)
Discontinuing operations		(152)		—		—
Balance at end of the period	Ps.	1,649	Ps.	1,976	Ps.	2,845

26.6.2 Labor

	December 31, 2023		December 31, 2022		December 31, 2021
Balance at beginning of the period	Ps.	1,703	Ps.	1,807	Ps.	1,857
Penalties and other charges (see Note 20)		64		81		309
New contingencies (see Note 20)		868		571		526
Contingencies added in the business combination		—		67		—
Cancellation and expiration (see Note 20)		(525)		(443)		(445)
Payments		(308)		(320)		(360)
Effects of changes in foreign exchange rates		(155)		(60)		(80)
Discontinuing operations		(77)		—		—
Balance at end of the period	Ps.	1,570	Ps.	1,703	Ps.	1,807

26.6.3 Legal

	December 31, 2023		December 31, 2022		December 31, 2021
Balance at beginning of the period	Ps.	1,006	Ps.	937	Ps.	1,293
Penalties and other charges (see Note 20)		50		63		68
New contingencies (see Note 20)		423		141		35
Contingencies added in the business combination		—		158		—
Cancellation and expiration (see Note 20)		(122)		(146)		(364)
Payments		(68)		(110)		(97)
Effects of changes in foreign exchange rates		(84)		(37)		2
Discontinuing operations		(101)		—		—
Balance at end of the period	Ps.	1,104	Ps.	1,006	Ps.	937

While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.
26.7 Unsettled lawsuits
The Company has entered into several proceedings with its labor unions, tax authorities, and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have arisen in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were assessed by the Company as less than probable but more than remote, and the estimated amount including uncertain tax position as of December 31, 2023 is Ps. 140,462, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.

Included in this amount Coca-Cola FEMSA has tax disputes, most of which are related to its Brazilian operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. The main possible tax contingencies of Brazilian operations amount to approximately Ps. 66,710. This refers to various tax disputes related primarily to: (i) Ps. 10,166 of credits for ICMS (“VAT”); (ii) Ps. 38,150 related to tax credits of “IPI" (Tax on Industrial Products by its Portuguese acronym) over raw materials acquired from Free Trade Zone Manaus; (iii) claims of Ps. 5,188 related to compensation of federal taxes not approved by Tax authorities; (iv) Ps. 9,949 related to questions about the amortization of goodwill generated in acquisition operations; (v) Ps. 2,668 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003 and (vi) Ps. 589 related to the exclusion of ICMS ("VAT") from the PIS/COFINS taxable basis. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court.

After conducting a thorough analysis, during 2021 Coca-Cola FEMSA decided to reverse its temporary decision to suspend tax credits on concentrate purchased from the Manaus Free Trade Zone in Brazil. As a result, during 2021 Coca-

Cola FEMSA has recognized an extraordinary benefit of Ps. 1,083 million in the cost of goods sold equivalent to the accumulated credit suspended since 2019 and until the first quarter of 2021. This decision was supported by opinions from external advisors.
In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where these subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.
26.8 Collateralized contingencies
As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 13,692, Ps. 13,728 and Ps.10,721 as of December 31, 2023, 2022 and 2021, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Also, as disclosed in Note 9.2, there is some restricted cash in Brazil that relates to short terms deposits in order to fulfill the collateral requirements for accounts payable.
26.9 Commitments
The Company has signed commitments for the purchase of property, plant and equipment of Ps. 3,394, Ps. 2,588 and Ps. 726 as of December 31, 2023, 2022, and 2021 respectively.

Note 27. Information by Segment
The information by segment is presented considering the Company’s business units (as defined in Note 1) based on its products and services, which is consistent with the internal reporting reviewed by the Chief Operating Decision Maker. A segment is a component of the Company that engages in business activities from which it earns revenues, and incurs the related costs and expenses, including revenues, costs and expenses that relate to transactions with any of the Company’s other components. All segments’ operating results are reviewed regularly by the Chief Operating Decision Maker, who makes decisions about the resources that would be allocated to the segment and to assess its performance, and for which financial information is available.
On February 15, 2023, the Company announced a new long-range plan to maximize value creation, as well as a series of decisions resulting from its strategic review process. During 2022, FEMSA carried out a thorough strategic review of its business platform, including the bottom-up definition of long-range plans for each business unit, as well as the top-down analysis of the optimal corporate and capital structure, to ensure full alignment between the Board and management as to how to pursue and maximize value creation.
Consistent with this vision, the Company has determined that the best path to maximize long term value creation is by focusing on its core business verticals which have the highest strategic relevance, growth potential, and financial and competitive strength:
•Retail, with excellent long-term growth opportunities, comprised of Proximity, Health, and Fuel.
•Coca-Cola FEMSA, leveraging its leading competitive position and best in class execution, combined with significant financial strength and strategic opportunities.
•Digital solutions, building a powerful value-added financial ecosystem, while playing a key role in leveraging the connection among FEMSA’s core business units and its customers.
As a result of what is mentioned above, Logistics and Distributions segment, as well as the investment in Heineken are no longer presented as a reportable segment given the divestiture plans and their presentation as discontinued operations (see Note 4) for all periods in these consolidated financial statements.
Inter-segment transfers or transactions are entered into and presented under accounting policies of each segment, which are the same as those applied by the Company. Intercompany operations are eliminated and presented within the consolidation adjustment column included in the tables below.

a)By Business Unit:

2023	Coca-Cola FEMSA		Proximity Americas Division		Proximity Europe Division		Health Division		Fuel Division		Discontinued operations		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	245,088	Ps.	278,520	Ps.	43,552	Ps.	75,358	Ps.	58,499	Ps.	—	Ps.	56,875	Ps.	(55,200)	Ps.	702,692
Intercompany revenue		8,448		1,735		—		3		349		—		44,665		(55,200)		—
Gross profit		110,860		117,062		18,622		22,499		7,344		—		32,647		(29,527)		279,507
Income before income taxes and share of the profit of equity method accounted investees		28,792		2,401		388		(166)		699		—		40,139		(14,437)		57,816
Consolidated net income from continued operations		—		—		—		—		—		—		—		—		44,439
Consolidated net income from discontinued operations		—		—		—		—		—		32,238		—		—		32,238
Depreciation and amortization (2)		10,531		12,937		4,700		3,447		1,137		—		2,646		(1,381)		34,017
Non-cash items other than depreciation and amortization		1,707		509		148		1,296		13		—		(328)		2		3,347
Investments in equity method accounted investees		9,246		1,690		—		1		19		—		15,291		—		26,247
Total assets		273,512		176,836		39,833		64,888		25,124		25,819		403,265		(203,421)		805,856
Total liabilities		139,808		149,131		37,876		48,357		20,267		11,569		120,707		(100,228)		427,487
Investments in fixed assets (3)		21,396		13,387		1,654		1,750		186		—		1,659		(1,421)		38,611

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets. The disposals of property, plant and equipment are for Ps. 400.

2022 (Revised)	Coca-Cola FEMSA		Proximity Americas Division		Proximity Europe Division		Health Division		Fuel Division		Discontinued operations		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	226,740	Ps.	233,958	Ps.	9,809	Ps.	74,800	Ps.	51,813	Ps.	—	Ps.	21,280	Ps.	(21,392)	Ps.	597,008
Intercompany revenue		6,489		74		—		—		311		—		14,518		(21,392)		—
Gross profit		100,300		97,586		4,599		21,983		6,560		—		(3,785)		14,275		241,518
Income before income taxes and share of the profit of equity method accounted investees		25,787		5,661		218		1,659		1,543		—		(27,939)		39,567		46,496
Consolidated net income from continued operations		—		—		—		—		—		—		—		—		33,320
Consolidated net income from discontinued operations		—		—		—		—		—		1,423		—		—		1,423
Depreciation and amortization (2)		10,425		11,571		826		3,291		1,062		—		719		(575)		27,319
Non-cash items other than depreciation and amortization		1,738		511		6		394		59		—		272		68		3,048
Investments in equity method accounted investees (4)		8,452		2,650		—		1		19		—		265		—		103,669
Total assets		277,995		143,877		38,759		60,960		24,102		179,277		162,788		(88,943)		798,815
Total liabilities		146,119		119,991		36,647		47,798		19,574		45,094		134,742		(88,951)		461,014
Investments in fixed assets (3)		19,665		9,957		544		2,868		157		1,140		1,047		(968)		34,410

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets. The disposals of property, plant and equipment are for Ps. 308.
(4)Includes Company's investment in Heineken for an amount of Ps. 92,282.

2021 (Revised)	Coca-Cola FEMSA		Proximity Division		Health Division		Fuel Division		Discontinued operations		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	194,804	Ps.	198,586	Ps.	73,027	Ps.	39,922	Ps.	—	Ps.	19,365	Ps.	(20,244)	Ps.	505,460
Intercompany revenue		5,428		520		—		57		—		14,239		(20,244)		—
Gross profit		88,598		84,196		21,736		5,269		—		11,519		(5,134)		206,184
Income before income taxes and share of the profit of equity method accounted investees		22,852		12,580		1,068		455		—		6,217		(182)		42,990
Consolidated net income from continued operations		—		—		—		—		—		—		—		29,414
Consolidated net income from discontinued operations		—		—		—		—		8,264		—		—		8,264
Depreciation and amortization (2)		9,834		10,869		3,355		972		—		494		(129)		25,395
Non-cash items other than depreciation and amortization		1,613		448		111		14		—		255		—		2,441
Investments in equity method accounted investees (4)		7,494		2,899		—		19		—		538		—		107,299
Total assets		271,567		129,821		57,463		19,878		165,874		166,984		(74,087)		737,500
Total liabilities		143,995		110,765		44,037		16,503		32,628		128,568		(74,113)		402,383
Investments in fixed assets (3)		13,865		7,179		2,049		243		557		474		(312)		24,055

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets. The disposals of property, plant and equipment are for Ps. 208.
(4)Includes Company's investment in Heineken for an amount of Ps. 96,349.

b)By Geographic Area:
The Company aggregates geographic areas to report geographical information: (i) Mexico and Central America (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama), (ii) the United States, (iii) South America (comprising the following countries: Brazil, Argentina, Colombia, Chile, Ecuador, Peru and Uruguay) and (iv) Europe (comprised of the Company’s equity method investment in Heineken Group until 2022 and Valora). For further information related to aggregated geographic areas see Note 28.2 Disaggregation of revenue.
Geographic disclosure for the Company’s non-current assets is as follow:

	2023		2022
Mexico and Central America (1)	Ps.	305,204	Ps.	245,222
United States (2)		36		61,164
South America (3)		114,051		121,398
Europe (4) (5)		30,406		144,582
Consolidated	Ps.	449,697	Ps.	572,366

(1)Domestic (Mexico only) non-current assets were Ps. 295,770 and Ps. 237,832, as of December 31, 2023 and 2022, respectively.
(2)In 2023 the Company finalized the merger of Envoy Solutions, LLC into BradyIFS, keeping an economic interest of 37% in IFS TopCo. See Note 10.
(3)South America non-current assets includes Brazil, Argentina, Colombia, Chile, Uruguay and Ecuador. Brazilian non-current assets were Ps. 61,223 and Ps. 67,848, as of December 31, 2023 and 2022, respectively. Colombia’s non-current assets were Ps. 13,479 and Ps. 17,092, as of December 31, 2023 and 2022, respectively. Argentina’s non-current assets were Ps. 2,898 and Ps. 4,895, as of December 31, 2023 and 2022, respectively. Chile’s non-current assets were Ps. 30,885 and Ps. 30,272, as of December 31, 2023 and 2022, respectively. Uruguay’s non-current assets were Ps. 2,070 and Ps. 3,403, as of December 31, 2023 and 2022, respectively. Ecuador’s non-current assets were Ps. 3,496 and Ps. 3,737, as of December 31, 2023 and 2022, respectively.
(4)On October 7, 2022, the Company completed the acquisition of Valora Holding AG.
(5)During 2023 the Company sold its investment in Heineken Group. See Note 4.

Note 28. Revenues
28.1    Nature of goods sold and services
The information sets below described the core activities of the business units from which the Company generates its revenues. According to the revenue standard, the performance obligation for the Company’s business units is satisfied at a point when the control of goods and services is transferred to the customers. For detailed information about business segments, see Note 27.

Segment	Product or Service	Nature, timing to fulfill the performance obligation and significant payment terms
Coca-Cola FEMSA	Beverages sales	Includes the delivery of beverages to customers and wholesalers. The transaction prices are assigned to each product on sale based on its own sale price separately, net of promotions and discounts. The performance obligation is satisfied at the point in time the product on sale is delivered to the customer.
	Services revenues	Includes the rendering of manufacturing services, logistic and administrative services. The transaction prices are assigned to each product on sale based on its own sale price if sold separately. The performance obligation is satisfied at the point in time the service is delivered to the customer.
Proximity Americas Division	Products sales	Operates the largest chain of small-format stores in Mexico and Latin America including as some of its principal products as beers, cigarettes, sodas, other beverages and snacks. The performance obligation is satisfied at the time of the sale or at the moment the control of the product is transferred and the payment is made by the customer.
	Commercial revenues	Includes mainly the commercialization of spaces into within stores, and revenues related to promotions and financial services. The performance obligation is satisfied at the point in time the service is rendered to the customer.
Proximity Europe Division	Products sales	Operates a chain of small-box retail and foodvenience in Switzerland, Germany, Austria, Luxembourg and the Netherlands including as some of its principal products as tobacco, lottery products, snacks, press, food, fresh products, pretzels and drinks. The performance obligation is satisfied at the time of the sale or at the moment the control of the product is transferred and the payment is made by the customer.
	Services revenues	Includes mainly the revenues related to financial services. The performance obligation is satisfied at the point in time the service is rendered to the customer.
Health Division	Product sales	The core products include patent and generic formulas of medicines, beauty products, medical supplements, housing and personnel care products. The performance obligation is satisfied at the point in time of the sale or at the moment the control of the product is transferred to the customer.
	Services revenues	Rendering of services adding value as financial institutions, medical consultation and some financial services. The performance obligation is satisfied at the point in time of the rendering or the control is transferred to the customer.
Fuel Division	Product sales	The core products are sold in the retail service stations as fuels, diesel, motor oils and other car care products. The performance obligation is satisfied at the point in time on sale and/or the control is transferred to the customer.
Others	Production and sale of commercial refrigeration, plastic solutions, sale of equipment for food processing. Integral logistic services.	Involves the production, commercialization of refrigerators including its delivery and installation and offering of integral maintenance services at the point of sale. Also includes the design, manufacturing, and recycling of plastic products. In addition, it includes the sale of equipment for food processing, storage and weighing. The revenue recognition is performed at the time in which the corresponding installation is concluded.

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

28.2    Disaggregation of revenue
The information sets below describe the disaggregation of revenue from external customers by geographic area, business unit and products and services categories in which the Company operates. The timing in which the revenues are recognized by the business units in the Company, is mainly at the point in the time in which control of goods is transferred, or over time when the services are rendered, in its entirety to the customer.

		Coca-Cola FEMSA					Proximity Americas Division						Proximity Europe Division						Health Division						Fuel Division						Other						Total
	2023		2022		2021		2023		2022		2021		2023		2022		2021		2023		2022		2021		2023		2022		2021		2023		2022		2021		2023		2022 (Revised)		2021 (Revised)
By geographic areas:
Mexico and Central America (1)	Ps.	149,362	Ps.	131,002	Ps.	115,794	Ps.	272,456	Ps.	229,331	Ps.	195,990	Ps.	—	Ps.	—	Ps.	—	Ps.	20,908	Ps.	21,212	Ps.	10,814	Ps.	58,499	Ps.	51,813	Ps.	39,922	Ps.	56,875	Ps.	21,280	Ps.	19,365	Ps.	558,100	Ps.	454,638	Ps.	381,885
United States (2)		—		—		—		15		17		11		—		—		—		—		—		—		—		—		—		—		—		—		15		17		11
South America (3)		95,726		95,738		79,010		6,049		4,610		2,585		—		—		—		54,450		53,588		62,213		—		—		—		—		—		—		156,225		153,936		143,808
Europe		—		—		—		—		—		—		43,552		9,809		—		—		—		—		—		—		—		—		—		—		43,552		9,809		—
Total revenues		245,088		226,740		194,804		278,520		233,958		198,586		43,552		9,809		—		75,358		74,800		73,027		58,499		51,813		39,922		56,875		21,280		19,365		757,892		618,400		525,704
Consolidation adjustments		8,448		6,489		5,428		1,735		74		520		—		—		—		3		—		—		349		311		57		44,665		14,518		14,239		55,200		21,392		20,244
Consolidated revenues		236,640		220,251		189,376		276,785		233,884		198,066		43,552		9,809		—		75,355		74,800		73,027		58,150		51,502		39,865		12,210		6,762		5,126		702,692		597,008		505,460
By products and/or services
Products sold at a point-in time	Ps.	245,088	Ps.	226,740	Ps.	194,804	Ps.	278,520	Ps.	233,958	Ps.	198,586	Ps.	43,552	Ps.	9,809	Ps.	—	Ps.	75,358	Ps.	74,800	Ps.	73,027	Ps.	57,616	Ps.	51,697	Ps.	39,585	Ps.	56,875	Ps.	21,280	Ps.	19,365	Ps.	757,009	Ps.	618,284	Ps.	525,367
Services revenues over time		—		—		—		—		—		—		—		—		—		—		—		—		883		116		337		—		—		—		883		116		337
Consolidation adjustments		8,448		6,489		5,428		1,735		74		520		—		—		—		3		—		—		349		311		57		44,665		14,518		14,239		55,200		21,392		20,244
Consolidated revenues		236,640		220,251		189,376		276,785		233,884		198,066		43,552		9,809		—		75,355		74,800		73,027		58,150		51,502		39,865		12,210		6,762		5,126		702,692		597,008		505,460

(1)Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps. 456,709, Ps. 418,807 and Ps. 355,920 during the years ended December 31, 2023, 2022 and 2021, respectively.

(2)In 2023 the Company finalized the merger of Envoy Solutions, LLC into BradyIFS, keeping an economic interest of 37% in IFS TopCo. The revenues from this business unit were reclassified to discontinued operations for the years ended December 31, 2023, 2022 and 2021.

(3)South America includes Brazil, Argentina, Colombia, Chile, Uruguay and Ecuador. South America revenues include Brazilian revenues of Ps. 53,573, Ps. 70,737 and Ps. 59,973 during the years ended December 31, 2023, 2022 and 2021, respectively. South America revenues include Colombia’s revenues of Ps. 57,432, Ps. 45,733 and Ps. 17,548 during the years ended December 31, 2023, 2022 and 2021, respectively. South America revenues include Argentina’s revenues of Ps. 6,673, Ps. 11,034 and Ps. 8,546 during the years ended December 31, 2023, 2022 and 2021, respectively. South America revenues include Chile’s revenues of Ps. 35,437, Ps. 35,423 and Ps. 54,709 during the years ended December 31, 2023, 2022 and 2021, respectively. South America revenues include Uruguay’s revenues of Ps. 4,415, Ps. 3,886 and Ps. 3,371 during the years ended December 31, 2023, 2022 and 2021, respectively. South America revenues include Ecuador’s revenue of Ps. 8,986, Ps. 9,791 and Ps. 9,079 during the year ended in December 31, 2023, 2022 and 2021, respectively.

28.3    Contract balances
As of December 31, 2023 and 2022, no significant cost was incurred to obtain or perform on a contract that might be capitalized as contract assets. No significant contacts have been entered into for which the Company has not performed all the obligations as well as additional costs associate with them.
28.4 Transaction price assigned to remaining performance obligations
There were not other performance obligations identified in customer contracts from the ones included in the transaction price. The Company considers highly probable the variable considerations identified per each business unit; therefore it is not expected that a significant reversion of the revenue amount could occurs.

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
The Enhancement and Standardization of Climate-Related Disclosures for Investors
On March 6, 2024, the Securities and Exchange Commission (SEC) issued the final rule on The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule mandates the disclosure of information regarding a registrant’s climate-related risks that have materially impacted or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. The Company is currently assessing the impact of this rule for disclosure to investors.

Note 30. Subsequent Events

As part of FEMSA Forward strategy, the Company started its Share Repurchase Program. On February 15, 2024, the Board of Directors has approved to submit to the 2024 Annual Shareholders Meeting the proposal to double its maximum share buyback capacity from the currently existing authorization.

In line with its Capital Allocation strategy, on March 15, 2024, the Company entered into an accelerated share repurchase ("ASR") agreement with a financial institution in the U.S. to repurchase certain of its shares through the acquisition of ADSs. Under the terms of the ASR agreement, the Company agreed to repurchase from such financial institution an aggregate amount of USD $400 million of its ADSs. On March 19, 2024, the Company received an initial delivery of approximately 20% of the ADSs subject to the ASR agreement. The total number of ADSs ultimately repurchased under the ASR agreement will be based on the daily volume-weighted average price of its ADSs during the term of the ASR agreement, subject to certain limitations. The final settlement of the ASR agreement is expected to be completed no later than the third quarter of 2024.

On March 22, 2024, the Company's shareholders at the Annual Shareholders Meeting approved a dividend of Ps. 0.9161 per FEMSAUB unit and Ps. 1.0993 per FEMSAUBD unit (Ps. 10.9931 per ADS) by paying four quarterly installments; as well as an additional dividend to be paid in four quarterly installments of Ps. 0.6418 per FEMSAUB unit and Ps. 0.7701 per FEMSAUBD unit (Ps. 7.7010 per ADS). Additionally, the Company's shareholders authorized the purchase of up to Ps. 34,000 of the Company's common stock during the fiscal year 2024, amount which did not exceed the total balance of the Company's net income, including retained earnings, as of such date.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders, the Supervisory Board, and the Executive Board of Heineken N.V.
Opinion on the Financial Statements
We have audited the consolidated statement of financial position of Heineken N.V. and subsidiaries (the "Company") as of December 31, 2022, the related consolidated income statement, other comprehensive income, cash flows, and changes in equity for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements") (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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