Form 20-F
period 2024-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2025-04-24
CIK 1061736

As filed with the Securities and Exchange Commission on April 24, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
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

2,058,976,447
BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value. The BD Units represent a total of 2,058,976,447 Series B Shares, 4,117,952,894 Series D-B Shares and 4,117,952,894 Series D-L Shares.

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
“U.S. dollars,” “US$,” “dollars” or “$” refer to the lawful currency of the United States of America (“U.S.”). “Mexican pesos,” “pesos” or “Ps.” refer to the lawful currency of Mexico. “Euros” or “€” refer to the lawful currency of the European Economic and Monetary Union (the “Euro Zone”).
References to “IFRS,” in this annual report refer to International Financial Reporting Standards (Accounting Standards), as issued by the International Accounting Standards Board, unless otherwise stated.

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 20.8557 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2024, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 18, 2025, this exchange rate was Ps. 19.7175 to US$1.00.

To the extent estimates are contained in this annual report, we believe that such estimates, which are based on internal data, are reliable. Amounts in this annual report are rounded, and the totals may therefore not precisely equal the sum of the numbers presented.
Per capita growth rates, consumer price indexes, and population data have been taken from statistics prepared by the National Institute of Statistics, Geography and Information of Mexico (Instituto Nacional de Estadística, Geografía e Informática or “INEGI”), the U.S. Federal Reserve Board and the Mexican Central Bank (Banco de México), local entities in each country where we have operations and upon our estimates.
Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control, including, but not limited to, effects on our company from changes in our relationship with or among our affiliated companies, fluctuation in the prices of raw materials, effects on our company’s points of sale performances from changes in economic conditions, changes or interruptions in our information technology systems, effects on our company from changes to our various suppliers’ business and demands, competition, significant developments in the countries where we operate, our ability to successfully complete or integrate mergers and acquisitions, including those we have completed in recent years and any current or future strategic projects (including the divestment of certain of our subsidiaries), our ability to fund our capital expenditures, international economic, social, political or environmental conditions, health epidemics, pandemics and similar outbreaks including future outbreak of diseases and their effect on customer behavior and on economic, political, social and other conditions globally, and in the countries where we have operations, as well as other facts described in “Item 3. Key Information—Risk Factors.” Accordingly, we caution readers not to place undue reliance on these forward-looking statements. In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE

ITEM 3. KEY INFORMATION

The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Consolidated Financial Statements, including the notes thereto appearing elsewhere in this annual report. The selected financial information as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 is derived from the consolidated statements of financial position, consolidated income statements and other comprehensive income, included in the Consolidated Financial Statements appearing elsewhere in this Annual Report. See “Item 5. Operating and Financial Review Prospectus.”
This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2024 and 2023, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2024, 2023 and 2022. Our audited consolidated financial statements are prepared in accordance with IFRS.
This annual report presents financial information for 2024, 2023 and 2022 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment pursuant to IFRS. Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.
In the case of Argentina, the economy meets the criteria under IFRS to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2024 exceeded 100%, according to available indexes in the country. We recognized inflationary effects of our Argentine operations in our financial information. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2024, 2023 and 2022 using the exchange rates at the end of such periods. See Note 3.4 to our audited consolidated financial statements.
As previously announced in February 2023, certain of our non-core operations are classified as discontinued operations for all years presented in the consolidated financial information included in this annual report. See Note 4.3 to our audited consolidated financial statements.
In 2023, as part of our FEMSA Forward strategy, we sold economic interests representing 13.9% in Heineken N.V. and Heineken Holding N.V. (collectively, “Heineken”), and retained less than 1%. See “Item 4. Information on the Company—Corporate History.” In February 2023, we discontinued the use of the equity method of accounting for Heineken, and, in accordance with IFRS 5, Heineken’s operations were classified as discontinued operations for all years presented in the consolidated financial information included in this report. Accordingly, results for all years presented are presented in a single amount as discontinued operations in the consolidated financial information included in this annual report. Therefore, operating and financial information for all years presented herein related to Heineken are presented as discontinued operations. See Note 4.3 to our audited consolidated financial statements.
In October 2023, as part of our FEMSA Forward strategy, we merged Envoy Solutions, LLC (“Envoy Solutions”) with IFS Topco, LLC (“Brady Plus”) and obtained an ownership stake of 37.08% in the combined entity, currently doing business as Brady Plus. See “Item 4. Information on the Company—Corporate History.” As a result, in accordance with IFRS 5, Envoy Solutions’ operations are classified as discontinued operations for all years presented in the consolidated financial information included in this report. Accordingly, results for all years presented are presented in a single amount as discontinued operations in the consolidated financial information included in this annual report. Therefore, operating and financial information presented herein related to Envoy Solutions are presented as discontinued operations. See Note 4.3 to our audited consolidated financial statements.
In November 2024, as part of our FEMSA Forward strategy, we divested our refrigeration and foodservice equipment business, and, in January 2025, we divested our plastic solutions operations. See “Item 4. Information on the Company—Recent Developments.” In addition, in 2024, we entered into definitive agreements to divest certain of our logistics operations doing business as Solistica. See “Item 4. Information on the Company—Recent Developments.” Additionally, our less-than-truckload operations in Brazil are held for sale. In accordance with IFRS 5, such operations are classified as discontinued operations for all years presented in the consolidated financial information included in this report. Accordingly, results for all years presented in the consolidated financial information included in this annual report are presented in a single amount as discontinued operations. Therefore, operating and financial information presented herein related to such operations are presented as discontinued operations. See Note 4.3 to our audited consolidated financial statements.
Except when specifically indicated, information in this annual report is presented as of December 31, 2024 and does not give effect to any transaction, financial or otherwise, subsequent to that date. The financial information and results for the Proximity Europe Division for 2022 are included from the date of acquisition, for the last 23 days of October and the entirety of November and December 2022.

Dividends

We have historically declared annual dividends in respect each Series of Shares (including in the form of American Depositary Shares, or “ADSs”), subject to changes in our results of operation and financial position, including due to extraordinary economic events, transactions, and the factors described in “Item 3. Key Information—Risk Factors” that affect our financial condition and liquidity. These factors may affect whether or not dividends are declared and the amount of such dividends. We do not expect to be subject to any contractual restrictions on our ability to pay dividends, although our subsidiaries may be subject to such restrictions. Because we are a holding company with no significant operations of our own, we will have distributable profits and cash to pay dividends only to the extent that we receive dividends from our subsidiaries. Accordingly, we cannot assure you that we will pay dividends or as to the amount of any dividends.
The table below sets forth the nominal amount of dividends declared per share in Mexican pesos and translated into U.S. dollars, and their respective payment dates for the 2022 to 2024 fiscal years. All dividends were rounded up to the nearest whole number of ordinary shares.

	Fiscal Year	Aggregate
	with Respect to	Amount
	which Dividend	of Dividend		Per Series B Share		Per Series B Share	Per Series D Share		Per Series D Share
Date Dividend Paid	was Declared	Declared		Dividend		Dividend(1)	Dividend		Dividend(1)

May 5, 2022 and November 7, 2022	2021	Ps.	11,358,251,673	Ps.	0.5660	$0.0285	Ps.	0.7085	$0.0357
May 5, 2022				Ps.	0.2830	$0.0145	Ps.	0.3543	$0.0175
November 7, 2022				Ps.	0.2830	$0.0145	Ps.	0.3543	$0.0182

May 8, 2023 and November 8, 2023	2022	Ps.	12,246,519,120	Ps.	0.6107	$0.0347	Ps.	0.7634	$0.0433
May 8, 2023				Ps.	0.3054	$0.0172	Ps.	0.3817	$0.0215
November 8, 2023				Ps.	0.3054	$0.0175	Ps.	0.3817	$0.0218

April 18, 2024, July 18, 2024, October 17, 2024 and January 16, 2025	2023	Ps.	24,990,902,326 (2)	Ps.	1.2463	$0.0669	Ps.	1.5578	$0.0836
April 18, 2024				Ps.	0.3116	$0.0183	Ps.	0.3895	$0.0228
July 18, 2024				Ps.	0.3116	$0.0173	Ps.	0.3895	$0.0217
October 17, 2024				Ps.	0.3116	$0.0161	Ps.	0.3895	$0.0201
January 16, 2025				Ps.	0.3116	$0.0152	Ps.	0.3895	$0.0190

(1)Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.
(2)Includes ordinary and extraordinary dividends. The total paid dividend amounted to Ps. 14,404,167,269 for ordinary dividends and Ps. 10,090,865,110 for extraordinary dividends, reflecting the impact of share repurchases made throughout the year. See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers.” As of December 31, 2024, 511,006,615 shares were held in treasury, corresponding to 102,201,323 FEMSA UBD units.

On April 11, 2025, at our annual ordinary general shareholders meeting ("AGM") for 2025, our shareholders approved a cash dividend to be paid in four installments on April 25, 2025, July 18, 2025, October 17, 2025 and January 16, 2026, each consisting of Ps. 0.19095 per each Series B Share outstanding on the corresponding payment date and Ps. 0.238675 per each Series D Share outstanding on the corresponding payment date, corresponding to Ps. 0.95475 per each FEMSA “B” unit outstanding on the corresponding payment date and Ps. 1.14565 per each FEMSA “BD” unit outstanding on the corresponding payment date. Additionally, at such AGM, our shareholders approved an extraordinary cash dividend to be paid in four installments on April 25, 2025, July 18, 2025, October 17, 2025 and January 16, 2026, each consisting of Ps. 0.4212 per each Series B Share outstanding on the corresponding payment date and Ps. 0.526475 per each Series D Share outstanding on the corresponding payment date, corresponding to Ps. 2.1060 per each FEMSA “B” unit outstanding on the corresponding payment date and 2.5271 per each FEMSA “BD” unit outstanding on the corresponding payment date.

Annually, during each AGM, our shareholders approve our audited consolidated financial statements, together with a report by the Board of Directors, for the previous fiscal year at the AGM. Once the holders of Series B Shares have approved the audited consolidated financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. As of the date of this annual report, the legal reserve of our company is fully constituted. Thereafter, the holders of Series B Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including allocations for open-market purchases of our shares. On April 11, 2025, at the AGM, our shareholders approved an amount of Ps. 34,000 million that may only be used for share repurchases. The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are enough to offset losses from prior fiscal years.

Our bylaws provide that dividends will be allocated among the outstanding and fully paid shares at the time a dividend is declared in such manner that each Series D-B Share and Series D-L Share receives 125% of the dividend distributed in respect of each Series B Share. Holders of Series D-B Shares and Series D-L Shares are entitled to this dividend premium in connection with all dividends paid by us. See “Item 10. Additional Information—Bylaws—Dividend Rights.”
Subject to certain exceptions contained in the deposit agreement dated May 11, 2007, among FEMSA, The Bank of New York Mellon, as ADS depositary and holders and beneficial owners from time to time of our ADSs, evidenced by American Depositary Receipts (“ADRs”), any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars based on the conversion rate as of the date of payment, net of any applicable fees. As a result, restrictions on the conversion of Mexican pesos into foreign currencies may affect the ability of holders of our ADSs to receive U.S. dollars, and exchange rate fluctuations may affect the U.S. dollar amount received by holders of our ADSs. See “Item 10. Additional Information—Taxation—Mexican Taxation” for a description of taxation related to dividends.
Risk Factors

Risks Related to Our Company
Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect Coca-Cola FEMSA’s business, financial condition and results of operations.
Substantially all of Coca-Cola FEMSA, S.A.B. de C.V.’s (“Coca-Cola FEMSA”) sales are derived from sales of Coca-Cola trademark beverages. Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages through standard bottler agreements in the territories where it operates, which we refer to as “Coca-Cola FEMSA’s territories.” Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages from affiliates of The Coca-Cola Company (“TCCC”), which price is determined from time to time by TCCC in all such territories. Coca-Cola FEMSA is also required to purchase sweeteners and other raw materials only from companies authorized by TCCC. Increases in the cost, disruption of supply or shortage of ingredients for concentrate could have an adverse effect on Coca-Cola FEMSA’s business. See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Territories.”
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
Proximity Americas Division increased the number of OXXO stores at a compound annual growth rate of 6.7% from 2022 to 2024. The growth in the number of OXXO stores has driven growth in total revenue and results of operations at Proximity Americas Division over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket, and store traffic. As a result, our future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. We cannot assure that the revenues and cash flow of Proximity Americas Division that come from future retail stores will be comparable with those generated by existing retail stores. See “Item 4. Information on the Company—Proximity Americas Division —Store Locations.”
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

Additionally, the Health Division acquires the majority of its inventory and healthcare products from a limited number of suppliers. Its ability to maintain favorable conditions in its current commercial agreements could potentially affect the Health Division’s operating and financial performance.
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

In February 2023, we announced our FEMSA Forward strategy to focus on our core business units of retail, Coca-Cola FEMSA and Spin. See “Item 4. Information on the Company—Corporate History.” In recent periods, we have divested certain lines of business and entered new markets and new lines of business through the acquisition of other businesses, and we continue to seek investment opportunities in our core businesses. These new businesses or investments may not result in the same growth rates that we have historically experienced, may experience long lead times before returns on our investment materialize or may be less profitable than our more established businesses.

Key elements to achieving the benefits and expected synergies of these acquisitions are the ability to implement our strategies for these acquisitions, the effectiveness of those strategies, the integration of acquired businesses’ operations into ours in a timely and effective manner, the funding of capital expenditures and the retention of qualified and experienced key personnel. Investments in Spin may also be subject to us selecting the right business to acquire or technology or platform to develop in a highly competitive and dynamic industry. We may incur unforeseen liabilities in connection with acquiring, taking control of, or managing businesses and may encounter difficulties and unforeseen or additional costs in restructuring and integrating them into our operating structure. Past and future divestitures, such as the sale of certain non-core businesses, may lead to a decrease in our profits. We cannot assure you that these efforts will be successful or completed as expected, and our business, financial condition and results of operations could be adversely affected if we are unable to do so.

An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources and our business, financial condition, and results of operations.
Our reputation, trademarks and other proprietary rights are important to our competitive position. Coca-Cola FEMSA and OXXO stores, in particular, benefit from a well-recognized brand, and we are in the process of establishing our brands in Spin. If we are unsuccessful in protecting our intellectual property rights, or if another party prevails in litigation claiming any rights thereto, the value of the brands could be diminished, causing customer confusion and materially adversely impacting our business and financial results. Failure to maintain product safety and quality could materially adversely affect our brand image and reputation and lead to potential product liability claims, governmental agency investigations and damages claims.
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
Societal expectations of businesses are also increasing; in recent years, we have seen a focus on business ethics, contribution to society, safety, and minimizing damage to the environment, among others. Also, there has been increased focus on the role of oil and gas and large retail businesses in the context of climate change and energy transition. These trends are subject to change and may be moderated or even reversed in certain geographies or constituencies within society. If we are unable to meet society demands in this regard, our brands, reputation and price of securities could be negatively affected, thus limiting our ability to deliver our strategy, reducing consumer demand for our products, harming our ability to secure new resources and contracts and restricting its ability to access capital markets or attract employees. Many other factors, including the materialization of the risks discussed in several of the other risk factors herein, could negatively affect our reputation and could have a material adverse effect on our business, financial condition and results of operations.
Our businesses highly depend on information technology and a failure, interruption or breach of our IT systems could adversely affect them.
Our businesses rely heavily on advanced IT systems to effectively manage our data, communications, connectivity and other business processes. We invest aggressively in IT to maximize its value generation potential. The development of IT systems, hardware and software needs to keep pace with the businesses’ growth due to the high speed at which the divisions add new services and products to their commercial offerings. If these systems become obsolete or if the planning for future IT investments is inadequate, our businesses could be adversely affected, so we constantly strive to improve and protect our IT systems with advanced security measures, including in Spin.
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
Proximity Americas Division and Spin offer several financial and payments services for their customers. Cyber-security events such as the ones described above could result in unauthorized disclosure of customers’ confidential information, violations of data privacy laws and regulations, or in the total or partial loss of our customers funds, that could therefore require us to spend significant financial and other resources to prevent future attacks, remedy the damage caused by a security breach or to repair or replace networks and information systems. As we grow our digital business, we expect to hold more personal information of our customers, and, therefore, we expect these risks to increase.
We make investments in technologies, cyber insurance and training of our personnel. We also maintain an information security program that is presented to and supervised by the Audit Committee and information security committee on a quarterly basis. As part of this information security program based on a risk approach, we have a cybersecurity framework, internal policies and cross-functional surveillance. Despite of our investments, our efforts to protect our IT systems, and the focus on risk management programs, we cannot assure that our systems will not be compromised or interrupted, or that increasing threats will not surpass our existing security measures. We may be subject to unexpected security breaches, and there is no assurance that the measures we implement will be sufficient to prevent such breaches.
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
Negative publicity, inaccurate information and ideological activism could adversely affect our reputation.
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
Negative publicity or inaccurate information concerning or affecting us, or our brands’ trademarks may be posted at any time on traditional media outlets, social media and similar platforms, including weblogs (blogs), social media websites, and other forms of Internet-based communications which allow individual access to a broad audience of consumers and other interested persons. We may experience additional risks as we grow FEMSA’s businesses. This information may harm our reputation without affording us an opportunity for redress or correction, which could in turn have a material adverse effect on its business, financial condition and results of operations. Likewise, campaigns by activists or others connecting us or our supply chain with certain political events or ideology, whether actual or perceived, could adversely impact our corporate image and reputation.

Regulatory developments in the countries where we have operations may adversely affect our business, financial condition and results of operations.
The principal areas in which we are subject to laws and regulations are labor, zoning, operations, environmental and related local permits, health and safety, anti-bribery, energy, taxation, antitrust, anti-money laundering, cybersecurity, among others. In connection with Spin, we are also subject to additional regulations applicable to payment providers and fintechs in the markets where we conduct those operations. See “Item 4. Information on the Company—Regulatory Matters—Fintech Regulations.” Changes in existing laws and regulations, the adoption of new laws or regulations, or stricter interpretation or enforcement thereof in the countries where we have operations may increase our operating and compliance costs or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations. We may also be subject to overlapping and potentially conflicting regulations in multiple jurisdictions. In addition, changes in current laws and regulations may negatively impact customer traffic, revenues, operational costs and commercial practices, which may have an adverse effect on results of our operations and financial condition.
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
Consumers’ increased concerns and changing attitudes about solid waste management and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of our territories, they could affect our costs or require changes in our distribution model and packaging, which could reduce net operating revenues and profitability. For example, certain legislative and regulatory reforms have been proposed in some of the territories where Coca-Cola FEMSA operates to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future, which may affect Coca-Cola FEMSA’s use of non-refillable and refillable containers.
Energy regulatory changes may impact fuel prices and therefore adversely affect our business. The Fuel Division mainly sells gasoline and diesel through owned or leased retail service stations. As of the date of this report, the prices of these products are regulated in Mexico by the National Energy Commission (Comisión Nacional de Energía, or “CNE”). See “Item 4. Information on the Company—Regulatory Matters—Energy Regulations.” Additionally, recent changes in energy regulations and regulatory agencies in Mexico may have an impact on the process for obtaining permits required for the expansion of the Fuel Division.
We are required to comply with anti-money laundering laws and regulations in the jurisdictions in which we have operations, which are particularly applicable to our retail and fintech businesses. Such laws and regulations require FEMSA to adopt and implement policies, procedures and controls designed to detect and prevent transactions with third parties involved in money laundering. Although we have such policies, procedures and controls in place, given the number of transactions made in its stores, we may be subject to the risk that our clients or third parties may misuse our services and engage in money laundering or other related illegal activities. There can be no assurance that FEMSA’s internal policies, procedures and controls will be sufficient to detect or prevent all inappropriate practices, including money laundering, fraud or other violations of law or that any person will not take actions in violation of FEMSA's policies, procedures and controls. As we expand and grow our retail and fintech businesses, including Spin, we will be subject to additional regulations applicable to financial technology companies in various jurisdictions. See “Item 4. Information on the Company—Regulatory Matters—Fintech Regulations.”

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
We operate in multiple territories and are subject to complex regulatory frameworks with increased enforcement activities with respect to anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, criminal, taxation, health and antitrust. In addition, on February 20, 2025, the U.S. government designated certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”), several of which are known to be present in jurisdictions where we have operations. These designations expand the tools available for U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increase the risk of potential criminal and civil liability against such entities or individuals. We maintain a Global Integrity Compliance Program that is supervised by our senior management, and employ a Legal Compliance Officer in each of our business units. Reports on such compliance program are presented to the Audit Committee of our Board of Directors on an annual basis. Despite our internal governance and compliance processes, including due diligence processes of third parties, we may be subject to breaches by our employees, contractors or other agents of our code of ethics, anti-corruption and anti-money laundering policies, other internal policies, or applicable laws or regulations, including instances of fraudulent behavior, corrupt practices, improper payments and dishonesty by any of them.

Our failure to comply with applicable laws and other standards could harm our reputation, subject us to substantial fines, sanctions or penalties and adversely affect our business. There is no assurance that we will be able to comply with changes in any laws and regulations within the timelines established by the relevant regulatory authorities.

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
The beverage industry is evolving mainly because of changes in consumer preferences and regulatory actions. There have been different plans and actions adopted in recent years by governmental authorities in some of the countries where Coca-Cola FEMSA operates. These include increases in tax rates or the imposition of new taxes on the sale of certain beverages and other regulatory measures, such as restrictions on advertising for some of Coca-Cola FEMSA’s products and additional regulations concerning the labeling or sale of Coca-Cola FEMSA’s products. Moreover, researchers, health advocates and dietary guidelines encourage consumers to reduce their consumption of certain types of beverages sweetened with sugar, artificial sweeteners, high fructose corn syrup (“HFCS”), and genetically modified foods.
In addition, concerns over the actual or perceived environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA’s products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures or Coca-Cola FEMSA’s failure to meet consumers’ preferences or its inability to successfully introduce new beverage products or replace plastic bottles with more environmentally friendly containers, could reduce demand for some of Coca-Cola FEMSA’s products, which would adversely affect its business, financial condition and results of operations. See “Item 4. Information on the Company—Coca-Cola FEMSA—Business Strategy.”

Competition in the markets where we have operations could adversely affect our business, financial condition and results of operations.
We face strong competition across industries in the countries where we have operations and may face competition from new market participants. The increase in competition may limit the number of new locations available or result in a reduction in revenues. Consequently, future competition may affect our results of operations and financial condition. See “Item 4. Information on the Company.” We expect the competitive environment will continue to evolve as new technologies are developed based on changing consumer trends and behavior. Lower pricing and activities by FEMSA’s competitors may affect our business. The continuing migration and evolution of the retail sector and financial services to online and mobile-based platforms for consumers may increase competition that could adversely affect our business, results of operations and financial condition.

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

Our sales volumes and revenues may be affected by economic conditions in the various countries where we operate. The prices for our raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Global economic growth slowed in 2022 and continued through part of 2024. Inflationary pressures first appeared in global markets in 2021 and reached a high point in 2022. Inflation has led to further increases in the costs of labor, raw materials, utilities and services that we use to produce our products and provide services, which would adversely affect our business if we are not able to pass on the increased costs to our customers or successfully implement mitigating actions.

The effects of inflation impact each of our businesses differently. For example, in addition to water, Coca-Cola FEMSA’s most significant raw materials are concentrate, which Coca-Cola FEMSA acquires from affiliates of TCCC, sweeteners, and packaging materials. Prices for Coca-Cola trademark beverages concentrate are determined by TCCC. Coca-Cola FEMSA is also required to meet all of its supply needs (including sweeteners and packaging materials) from suppliers approved by TCCC. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global supply of virgin and recycled PET resin. Crude oil prices have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility and inflation may affect the average price for PET resin in local currencies. Coca-Cola FEMSA cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that Coca-Cola FEMSA will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

For Proximity Americas Division and Proximity Europe Division, price variations of raw materials and supply chain disruptions caused by inflation may increase the cost of the goods sold.

Instability in the global trade landscape could affect our financial results and operations. The new U.S. administration has implemented certain policies, including the imposition of increased tariffs at various levels on imports from several countries, including Mexico, Canada and China, which may lead to economic slowdown, supply chain constraints, currency volatility and additional inflation, further increasing our operational costs and potentially affecting demand for our products. The imposition of new import tariffs and similar actions by the U.S., as well as retaliatory tariffs by Mexico or other countries, could have a general impact on geopolitical conditions and, in turn, negatively affect our business, financial condition and results of operations.
In addition, geopolitical conflicts, including the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises have resulted, and could continue to result, in volatile commodity markets, supply chain disruptions and greater risk of cyber incidents across the world. Volatility in commodity markets and supply chain disruptions have increased and may continue to increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations.
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
An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where we have operations , which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase our operating costs and negatively impact our business and results of operations. Changes in government regulations in the countries where we have operations, including amendments related to transmission, sanctions, distribution, and other costs, could lead to a substantial increase in our electricity cost. See “Item 4. Information on the Company—Regulatory Matters.” The price of fuel has also increased in recent periods not only as a result of inflation and increases in energy demand, but also as a result of the conflict in Ukraine and Russia and subsequent economic sanctions imposed on Russia, particularly in Europe, and may continue to impact us in the future.
Coca-Cola FEMSA’s bottling operations operate large fleets of trucks and other motor vehicles to distribute and deliver beverage products to its business partners and customers. In addition, Coca-Cola FEMSA uses a significant amount of electricity, natural gas and other energy sources to operate its bottling plants and distribution facilities. An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where Coca-Cola FEMSA operates, which may be caused by increased demand, trade embargoes, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase our operating costs and negatively impact Coca-Cola FEMSA’s business and results of operations.
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
Public health crises such as pandemics, tainted food, food-borne illnesses, food tampering, tampering with or failure of water supply may negatively affect our business, and demand for our products and services. We cannot predict whether there will be future pandemic outbreaks in any of the markets where we operate. A global pandemic could also impact our non-consolidated entities and cause significant volatility in financial markets, undermining investors’ confidence in the growth of countries and businesses. In addition, the longer-term economic effects of a global pandemic may include increased inflation rates, supply-chain disruptions, exchange rates volatility in the countries where we have operations and reduced demand for the products we sell or a shift to lower margin products. These lingering effects could be exacerbated by any additional pandemics or health crises.
Climate change and legal or regulatory responses thereto may have an adverse impact on our business.
There is increasing concern that a gradual rise of global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane and corn, which are important sources of ingredients for Coca-Cola FEMSA’s products. Increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of Coca-Cola FEMSA’s beverage products. Initiatives to address climate change may be aimed at discouraging the use of traditional fuels, which could materially impact the Fuel Division’s business, financial conditions, and results of operations.
We expect increasing levels of regulation, disclosure-related and otherwise, with respect to environmental, social and governance (“ESG”) matters in Mexico and other countries where we have operations. On June 26, 2023, the IFRS Foundation’s International Sustainability Standards Board (“ISSB”) issued two sustainability standards, IFRS S1 and IFRS S2, requiring entities to disclose information about risks and opportunities related to sustainability and climate, respectively. In Mexico, the Comisión Nacional Bancaria y de Valores (“CNBV”) proposed significant modifications to domestic ESG-related regulations, particularly through amendments to the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, known as the Circular Única De Emisoras (“CUE”). The CUE now requires issuers to prepare a sustainability report in accordance with such ISSB standards. The CUE amendments became effective on January 29, 2025 and provide a phase-in period requiring issuers to adopt IFRS S1 and IFRS S2 starting with their 2026 filings for fiscal year 2025. While external auditor assurance will not be required for reports filed in 2026 for fiscal year 2025, limited external auditor assurance will be required for filings made in 2027 for fiscal year 2026, and reasonable external auditor assurance will be required for filings made in 2028 for fiscal year 2027.
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
Lower or higher temperatures, higher rainfall, droughts and other adverse weather conditions such as hurricanes, natural disasters such as earthquakes, torrential rains, hurricanes and floods in the countries in which we operate may negatively impact consumer patterns, which may result in reduced sales of our products and at points of sale. Additionally, such adverse weather conditions and natural disasters may affect plant installed capacity, road infrastructure, personnel, assets and points of sale in the territories where we operate. Such events, or the containment measures to prevent or control them could also trigger increases in costs, disruption of supply, shortages of products, or consumer behavior changes including a decrease in an overall consumer mobility, thus affecting our business, financial condition, and results of operations. If any of these events becomes significant in duration, severity and frequency, our financial condition and results of operation could be materially adversely affected. FEMSA’s points of sales and facilities have been affected by hurricanes and other weather events in the past, which have resulted in increased insurance premiums, temporary closures and losses. Also, any of these events could force us to increase our capital expenditures to put our assets back in operation. See “Item 4. Information on the Company—Insurance.”
Our management identified material weaknesses in our Information Technology general controls (ITGCs) over financial accounting, reporting and payroll systems.

Our management has identified material weaknesses in internal control due to ineffective ITGCs over IT systems related to user access and change management that support the Company’s (i) financial reporting system that supports consolidation and the calculation of deferred taxes for certain subsidiaries, (ii) payroll system for corporate and certain significant subsidiaries and, (iii) financial accounting systems of a significant subsidiary. As a result, the application controls and manual controls dependent on information derived from such systems were determined to be ineffective as of December 31, 2024. However, despite these material weaknesses, no material errors or potential material misstatements were identified in our consolidated financial statements, as of that date. For further details, please refer to "Item 15. Disclosure Controls and Procedures"—(b) Annual Report of Management on Internal Control over Financial Reporting.

Risks Related to Mexico and the Other Countries Where We Have Operations
Adverse economic conditions in Mexico may adversely affect our financial position and results of operation.
We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2024, 64% of our consolidated total revenues were attributable to Mexico. During 2024 and 2023, Mexican gross domestic product or GDP increased by approximately 1.3% and 3.2%, respectively, on an annualized basis compared to the previous year as published by the INEGI. We cannot assure that such conditions will be maintained or continue to increase in the future or will not have a material effect on our business, results of operations and financial condition going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our results.

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
In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results of operation. Mexican peso-denominated debt (including currency hedges) represented 52.2% of our total debt as of December 31, 2024. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
Geopolitical conditions could negatively impact our financial results.
Financial uncertainties in our major markets and unstable geopolitical conditions or events in certain markets, including civil unrest, acts of war, terrorism or governmental changes could undermine global consumer confidence and reduce consumers’ purchasing power, thereby reducing demand for our products. Geopolitical conflicts, including escalation of ongoing conflicts and the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, could also cause volatility in commodity markets and significant disruptions in supply chains across the world, which may increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations. Our presence in Europe through Valora positions FEMSA in closer proximity to the conflict in Russia and Ukraine and thus our European operations may be more significantly affected. Volatility in other regions in which we have operations may also impact our financial results and operations. There can be no assurance that future developments in emerging market countries and in the U.S., over which we have no control, will not have a material adverse effect on our financial condition and results.
Foreign exchange rate volatility of the Mexican peso and of our other local currencies could adversely affect our financial position and results of operation.
Foreign exchange rate volatility of the Mexican peso and of our other local currencies increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results of operation. A severe devaluation or depreciation of the Mexican peso, which is our main operating currency, may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and, as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. As of December 31, 2024, the Mexican peso depreciated relative to the U.S. dollar by approximately 23.4% compared to 2023. As of December 31, 2023 and 2022, the Mexican peso appreciated relative to the U.S. dollar by approximately 13.3% and 5.0%, respectively, compared to the prior year. Through April 18, 2025, the Mexican peso has appreciated by approximately 5.46% since December 31, 2024.While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could impose restrictive exchange rate policies in the future, as it has done in the past. Currency fluctuations may have an adverse effect on our financial position, results of operation and cash flows in future periods.
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
The devaluation of the local currencies against the U.S. dollar can increase the operating costs for Coca-Cola FEMSA and other business units of FEMSA, and depreciation of the local currencies against the Mexican peso can negatively affect the translation of Coca-Cola FEMSA’s and FEMSA’s results. Future currency devaluation or the imposition of exchange controls in Mexico or any of the countries in which we have operations would have an adverse effect on our financial position and results of operation.
Generally, future currency devaluations or the imposition of exchange controls in any of the countries where we have operations may potentially increase our operating costs, which could have an adverse effect on our results of operations and financial condition. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Rate Risk.”

Political, social and security events and conditions in Mexico and other countries in which we have operations could adversely affect our operations.
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
On June 2, 2024, the presidential, state and local elections were held in Mexico, which were some of the largest elections in Mexico’s history given the number of elected being contested. Effective October 1, 2024, Claudia Sheinbaum won the presidential election and replaced Andres Manuel Lopez Obrador, both from the Morena political party, as President of Mexico for a six-year term. As of the date of this annual report, the Morena political party, together with its allied political parties, holds an absolute majority in the Senate and in the Chamber of Deputies, the Mexican equivalent of the House of Representatives, and a strong influence in numerous local legislatures.
Recent constitutional, legal and regulatory reforms in Mexico, particularly those affecting the judicial branch, regulatory frameworks and public and judicial entities, could introduce significant changes or uncertainties that may impact our operations. Such reforms may affect our ability to conduct business, seek judicial review, alter regulatory compliance requirements, or create additional costs or operational risks, particularly in sectors subject to government oversight. On June 1, 2025, the first election of federal judges will take place to elect all federal judges, magistrates, ministers and justices, introducing a new judiciary tribunal with ability to supervise and sanction judges, taking over the duties of the currently existing Federal Judiciary Council (Consejo de la Judicatura Federal). As part of the implementation of a constitutional reform in 2025, the Mexican government has restructured several regulatory bodies across different sectors. Multiple authorities have been replaced or redefined, including the Federal Antitrust Commission (Comisión Federal de Competencia Económica, or “COFECE”) which will be replaced by a newly created agency, and the responsibilities previously held by the Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”) will now fall under the jurisdiction of the newly created Mexican National Energy Commission (Comisión Nacional de Energía or "CNE"). We cannot provide any assurances that political developments in Mexico, such as changes in laws, public policy or regulations, judicial reforms, regulatory reforms, political disagreements or civil disturbances, over which we have no control, will not have an adverse effect on our business, results of operations and financial condition.
Furthermore, national presidential, state government and/or legislative elections took place in 2024 or are scheduled to take place in 2025 in several of the countries where we operate, including Argentina, Chile, Ecuador, Panama, Mexico, Brazil, and Uruguay. These countries are or may be facing changes of government, which could introduce potential risks associated with shifts in political leadership and changes in public policies. Uncertainty surrounding the new administration’s agenda, regulatory reforms, and economic policies could impact our operations and financial performance.
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
Other countries in which we have operations have also experienced periods of increased criminal activity and other security incidents. We cannot assure you that political or social developments in the countries where we have operations or elsewhere, such as the election of new administrations, changes in laws, public policy or regulations, political disagreements, civil disturbances and the rise in violence and perception of such, over which we have no control, will not have a corresponding adverse effect on the local or global markets or on our business, financial condition and results of operations.
Adverse economic or political conditions in the U.S., or other related events, could have an adverse effect on the Mexican economy. Although economic conditions in other emerging market countries and in the U.S. may differ significantly from economic conditions in Mexico, investors’ reactions to developments in other countries may have an adverse effect on the market value of securities of Mexican issuers, the Mexican currency, or of Mexican assets. There can be no assurance that future developments in other emerging market countries and in the U.S., over which we have no control, will not have a material adverse effect on our financial situation and results.

In November 2024, elections took place in the U.S., resulting in a change to the nation’s leadership. There can be no assurance as to whether and to what extent new laws or regulations will be adopted, or the effect that any such measures or any others adopted by the new U.S. administration and other governments will have on our operations.
Economic conditions in Mexico and other countries in which we have operations and raise capital could adversely affect our operations.
The markets in which we have operations are highly sensitive to economic conditions because a decline in consumer purchasing power is often a consequence of an economic slowdown which, in turn, results in a decline in the overall consumption of main product categories. During periods of economic slowdown, our points of sale may experience a decline in same-store traffic and average ticket per customer, which may result in a decline in overall performance. See “Item 5. Operating and Financial Review and Prospects—Overview of Events, Trends and Uncertainties.”

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
The Mexican economy and currency and the market value of securities issued by Mexican issuers may be, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. In particular, economic conditions in Mexico have historically been correlated with economic conditions in the U.S. partially as a result of the U.S.-Mexico-Canada Agreement (“USMCA”), which came into force on July 1, 2020. A renegotiation of the USMCA, which will occur by the mandatory review deadline of July 2026, if not sooner, or other related events, could have an adverse effect on the Mexican economy. Any adverse event affecting the relationship between any of the countries where we have operations and the U.S., including changes or the termination of any free trade agreement, may have a significant adverse effect on the economy of such countries.
Adverse economic conditions in the U.S. or other related events could have an adverse effect on the Mexican economy. Although economic conditions in other emerging market countries and in the U.S. may differ significantly from economic conditions in Mexico, investors’ reactions to developments in other countries may have an adverse effect on the Mexican currency or the market value of securities of Mexican issuers or of Mexican assets.
Risks Related to Our Principal Shareholders and Capital Structure
A majority of our voting shares are held by a voting trust, which effectively controls the management of our company, and the interests of which may differ from those of other shareholders.
As of April 11, 2025 the voting trust owned 39.90% of our capital stock and 75.75% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our Board of Directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information— Bylaws—Voting Rights and Certain Minority Rights.”
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
Holders of BD Units in the U.S. and holders of ADSs may not be able to participate in any future preemptive rights offering and as a result may be subject to dilution of their equity interests.
Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock, we are generally required to grant our shareholders the right to purchase enough shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. By law, we may not allow holders of our shares or ADSs who are in the U.S. to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the U.S. and any other factors that we consider important in determining whether to file a registration statement.
We may decide not to file a registration statement with the SEC to allow holders of our shares or ADSs who are located in the U.S. to participate in a preemptive right offering. In addition, under current Mexican law, the sale by the ADS depositary of preemptive rights and the distribution of the proceeds from such sales to the holders of our shares in the form of ADSs is not possible. As a result, the equity interest of holders of our shares in the form of ADSs would be diluted proportionately. See “Item 10. Additional Information—Bylaws—Preemptive Rights.”
The protections afforded to non-controlling shareholders in Mexico are different from those afforded to non-controlling shareholders in the U.S.
Under Mexican law, the protections afforded to non-controlling shareholders are different from, and may be less than, those afforded to non-controlling shareholders in the U.S. Mexican laws do not provide a remedy to shareholders relating to violations of fiduciary duties. There is no procedure for class actions as such actions are conducted in the U.S. and there are different procedural requirements for bringing shareholder lawsuits against directors for the benefit of companies. Therefore, it may be more difficult for non-controlling shareholders to enforce their rights against us, our directors or our controlling shareholders than it would be for non-controlling shareholders of a U.S. company.
Investors may experience difficulties in enforcing civil liabilities against us or our directors, officers and controlling persons.
FEMSA is organized under the laws of Mexico, and most of our directors, officers and controlling persons reside outside the U.S. In addition, nearly all or a substantial portion of our assets and the assets of our subsidiaries are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. on such persons or to enforce judgments against them, including any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in Mexico, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws.
The failure or inability of our subsidiaries to pay dividends or other distributions to us may adversely affect us and our ability to pay dividends to holders of ADSs.
We are a holding company. Accordingly, our cash flow is principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of April 24, 2025, we had no restrictions on our ability to pay dividends.
ITEM 4. INFORMATION ON THE COMPANY

Introduction

FEMSA is a leading company that participates in the following businesses:
•In the beverage industry, through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola trademark products in the world by sales volume, based on publicly available filings and information of its main competitors;

•In the retail industry, through the following divisions: (1) Proximity Americas Division, operating the OXXO small-format store chain in Mexico, Latin America and the U.S., (2) Proximity Europe Division, a small-format retail and foodvenience chains in Europe operated by Valora, (3) the Fuel Division, operating the OXXO Gas chain of retail service stations, and (4) the Health Division, which includes pharmacy services locations and related operations.
•In Spin, leveraging the competitive advantages and strong market position of our businesses to build innovative digital solutions in the financial services industry to address the financial needs of our customers and business partners, with an efficient and comprehensive value proposition. In November 2024, Digital@FEMSA announced its rebranding to Spin, a name that reflects the culture and dynamism of this division that is working to create an ecosystem that connects consumers and businesses with simple, agile and accessible solutions. Additionally, we are developing and growing digitally-enabled loyalty initiatives leveraged on strategic partnerships and our businesses, and are currently evaluating different alternatives to broaden the scope of our financial services.
•For information on our businesses classified as assets held for sale and discontinued operations, see “Item 3. Key Information.”

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
In February 2022, we closed the transaction we entered into in October 2020 pursuant to which FEMSA Comercio, S.A. de C.V. (“FEMSA Comercio”) acquired the OK Market store chain, with 134 locations, from SMU, S.A., a leading Chilean retailer, based on internal information of our main competitors.
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

In February 2023, we completed a sale of equity interests in Heineken in an amount of approximately €3.2 billion and completed an offering of senior unsecured exchangeable bonds for a principal amount of €500 million through a wholly owned subsidiary, exchangeable into existing issued ordinary shares of Heineken Holding N.V. As a result of this transaction, FEMSA’s appointed directors resigned from Heineken’s Board of Directors and, thus, we lost significant influence over Heineken. In May 2023, we completed an additional sale of equity interests in Heineken in an amount of approximately €3.3 billion. Following the completion of these transactions, we reduced our combined economic interest in Heineken from 14.76% to 0.91%.
In June 2023, we successfully finalized the divestment of our interest in Jetro Restaurant Depot. As a result of this transaction, we received a total cash consideration of US$1.4 billion, of which approximately US$467 million was received in June 2023 and the remaining balance of approximately US$945 million was received in July 2024.
In October 2023, we created a new platform within the facility care, foodservice disposables and packaging distribution industries in the U.S., merging Envoy Solutions with Brady Plus in a highly complementary combination, positioned to serve and provide value to its customers and suppliers effectively and efficiently across the country. Following the completion of this transaction, we received approximately US$1.5 billion in cash and retained economic interest of 37.08% in the combined entity.
In August 2024, we entered into definitive agreements with Delek US Holdings, Inc. (“Delek”) to acquire Delek’s retail operations, consisting of 249 convenience stores located mainly in Texas, in the United States, for a total of US$385 million on a cash-free, debt-free basis, including the purchase of inventories. In September 2024, we successfully closed such acquisition. This acquisition represented an important milestone for FEMSA as it strategically expands its retail footprint into the U.S. market.
In September 2024, we acquired from Grupo Conektame, S.A. de C.V.’s (“Conekta”) its cash business, which supports our OXXO Pay services (“Conekta’s Cash Business”). For Spin, this acquisition involved integrating various technological and operational elements from Conekta that supported OXXO Pay, a digital solution that allows businesses to increase their sales by accepting cash payments at OXXO stores for products and services sold online.
In October 2024, we entered into a definitive agreement with Grupo Traxión, S.A.B. de C.V. (“Traxión”), a leading transportation and logistics company based in Mexico, to divest our transportation management operations in Mexico, as well as our contract logistics operations in Mexico, Brazil and Colombia doing business as Solistica (the “Solistica Logistics Transaction”), which does not include less-than-truckload operations in Brazil. The total consideration for this transaction is expected to be approximately Ps. 4,060 million, on a cash-free, debt-free basis. The sale is subject to regulatory approvals and other customary conditions and is expected to close in the following months.
In November 2024, we finalized the divestment of our refrigeration and foodservice equipment operations, Imbera and Torrey, to Mill Point Capital LLC (“Mill Point”), a U.S.-based private equity firm, for a total amount of approximately Ps. 8,000 million, on a cash-free, debt-free basis.
Recent Developments
In January 2025, we finalized the divestment of our plastics solutions operations to AMMI, a leading diversified corporation focused on the production of non-GMO corn and sustainable plastic packaging, and an affiliate of Milenio Capital. The transaction amount was Ps. 3,165 million, on a cash-free, debt-free basis.
In February 2025, we announced our plans to carry out the succession of José Antonio Fernández Carbajal, who currently holds the position of acting chief executive officer (“CEO”) on an interim basis. Since late 2024, the corporate practices and nominations committee of our board of directors has been diligently working on designing and developing the actions required for this important process.
For more information, see “Item 4. Information on the Company” and “Item 10. Additional Information—Material Contracts.”

C. Ownership Structure

We conduct our business through our principal subsidiary companies as shown in the following diagram and table:
Ownership Structure of Significant Subsidiaries as of December 31, 2024

(1)Includes Proximity Europe Division. See “Item 4. Information on the Company.”
(2)Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as “CIBSA.”
(3)Percentage of issued and outstanding capital stock owned by CIBSA (56% of Coca-Cola FEMSA’s capital stock with full voting rights). See “Item 4. Information on the Company—Coca-Cola FEMSA—Capital Stock.”
(4)Includes Proximity Americas Division, the Health Division and the Fuel Division. See “Item 4. Information on the Company.”
(5)Grupo Industrial Emprex, S. de R.L. de C.V., which we refer to as “Emprex.”

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2024:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.2%
Emprex:	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%

The following table presents an overview of our operations by relevant reportable segment and by geographic area:
Operations by Segment—Overview
Year Ended December 31, 2024 and % of growth (decrease) vs. previous year

	Coca-Cola FEMSA			Proximity Americas Division			Proximity Europe Division			Fuel Division			Health Division			Discontinued operations			Others & Consolidation Adjustments
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.	279,793	14%	Ps.	307,197	10%	Ps.	49,755	14%	Ps.	65,365	12%	Ps.	79,755	6%	Ps.	—	—%	Ps.	(280)	(117)%
Gross profit	128,736		16%	136,993		17%	21,344		15%	7,935		8%	24,041		7%	—		—%	2,464		(21)%
Total assets	307,986		13%	240,312		36%	45,411		14%	25,320		1%	73,240		13%	14,395		(44)%	144,872		(28)%
Employees	116,719		(1)%	192,490		4%	10,777		73%	6,206		(3)%	34,185		1%	16,874		(31)%	11,748		(37)%

Total Revenues Summary by Segment

	Year Ended December 31,
	2024		2023		2022
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	279,793	Ps.	245,088	Ps.	226,740
Proximity Americas Division		307,197		278,520		233,958
Proximity Europe Division		49,755		43,552		9,809
Health Division		79,755		75,358		74,800
Fuel Division		65,365		58,499		51,813
Other		20,209		29,652		21,280
Consolidation adjustments		(20,489)		(27,977)		(21,392)
Consolidated total revenues	Ps.	781,585	Ps.	702,692	Ps.	597,008

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

•Going digital: We are harnessing the power of technology to increase our businesses’ efficiency while also exploring new business opportunities through Spin. We are leveraging the competitive advantages and strong market position of our businesses to build innovative digital businesses in the financial services industry to address the financial needs of our customers and business partners, with an efficient and comprehensive value proposition. Additionally, we are developing and growing digitally-enabled loyalty initiatives leveraged on strategic partnerships and our businesses.

•Think Global: Our mindset is global. We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guides our consolidation and growth efforts, which have led to our current footprint. We currently have operations in Mexico, Central America,

South America, Europe and in the U.S., including some of the most populous metropolitan areas in Latin America. Our global presence provides us with opportunities to create value through an improved ability to execute our strategies in complex and developed markets.

•Rooted Sustainability: Sustainability is embedded in everything we do and it is central to the way we do business. Our strategic sustainability framework is composed of three pillars, supported by corporate governance best practices:

◦Our People: Our people’s well-being, dignified work and professional growth
◦Our Community: Development and well-being within the communities where we have operations
◦Our Planet: Harmony with the environment and sustainable use of natural resources

•Talent & Culture: Our people are integral to our business and their well-being is our highest priority. Our organizational culture is evolving, and we are finding new ways of working together collaboratively. We are committed to abiding by the law in all jurisdictions in which we have operations.

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

Moreover, we are convinced that a robust corporate governance is vital to the responsible management and operation of our business, ensuring the accountability and alignment with our stakeholders to create long-term value through strong economic and social performance. Our governance structure is the foundation for our value creation. We aim to have the right leaders, teams, tools, policies and feedback mechanisms in place across the organization, with tiered levels of accountability. Our Board of Directors is responsible for defining the company’s corporate strategy, and is supported by three committees with distinct areas of responsibility and oversight, all focused on driving sustainable value creation to all stakeholders.

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is leader in the beverage market in most of the countries where it operates, being the largest franchise bottler of Coca-Cola trademark products in the world by sales volume, based on publicly available filings and information of its main competitors. In 2024, its sales volume represented approximately 12.5% of the total sales volume of the Coca-Cola system in the world. Coca-Cola FEMSA produces and distributes Coca-Cola trademark beverages, offering a wide portfolio of brands to approximately 276 million consumers each day. With more than 93,000 employees, it markets and sells approximately 4.2 billion unit cases per year through approximately 2.2 million points of sale. Coca-Cola FEMSA operates 56 bottling plants and 256 distribution centers. It is committed to generating economic, social and environmental value for all of its stakeholders throughout the value chain. Coca-Cola FEMSA is a member of various sustainability indexes, including the Dow Jones Sustainability MILA Pacific Alliance Index and FTSE4Good Emerging Index.
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

The following is an overview of Coca-Cola FEMSA’s operations by reporting segment in 2024.
Operations by Reporting Segment—Overview Year Ended December 31, 2024

	Total Revenues			Gross Profit
	(in millions of Mexican pesos)
Mexico and Central America (1)	Ps.	166,996	59.7%	Ps.	80,782	62.8%
South America (2)		112,797	40.3%		47,954	37.2%
Consolidated		279,793	100.0%		128,736	100.0%

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

To consolidate Coca-Cola FEMSA’s position as a global leader in the industry and strengthen their value proposition for their retail clients and end consumers, Coca-Cola FEMSA is leveraging their strengths, their rights-to-win, and working on the following six strategic priorities as their guiding principles: (i) grow the core, (ii) be the preferred commercial platform, (iii) strategic M&A (iv) de-bottleneck our infrastructure and digitize the enterprise, (v) strengthen their customer-centric culture and (vi) foster a sustainable future.

(i)Grow the core. More runway to grow Coca-Cola FEMSA’s core business by a focus on capturing growth opportunities for the Coca-Cola portfolio across markets and channels; accelerating the growth of Coca-Cola Zero Sugar across its territories; developing growth opportunities in low per-capita markets; and accelerating growth of profitable non-carbonated beverage categories.

(ii)Be the preferred commercial platform. Aim to continue growing Coca-Cola FEMSA’s total and digital client base across its markets with its omnichannel commercial platform Juntos+, leveraging a curated portfolio of brands together with The Coca-Cola Company and a multi-category portfolio.

(iii)Strategic M&A. Pursue value-enhancing acquisitions, leveraging a disciplined approach.

(iv)De-bottleneck its infrastructure and digitize the enterprise. Aim to increase manufacturing and distribution capacity, while implementing best-in-class logistics and distribution enablers.

(v)Strengthen its customer-centric culture. Aim to promote a growth mindset, building a multiplier leadership style, empowering leaders to develop Coca-Cola FEMSA's people, and foster a workplace that provides psychological safety within teams.

(vi)Foster a sustainable future. By integrating a robust governance framework with social development and environmental stewardship, Coca-Cola FEMSA creates lasting value for its business, people and communities across its value chain. Coca-Cola FEMSA's view on sustainable development is a comprehensive part of its business strategy.

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which Coca-Cola FEMSA offers products and the number of retailers carrying its beverages as of December 31, 2024:

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes mainly The Coca-Cola Company trademark beverage portfolio. These include sparkling beverages (colas and other non-alcoholic carbonated beverages), waters (flavored and non-flavored waters, whether or not carbonated) and other non-carbonated beverages (including tea, sports drinks, energy drinks, fruit-based beverages, juice, coffee, milk, value-added dairy, plant-based drinks) and certain alcoholic ready-to-drink beverages, such as Topo Chico hard seltzer. “Sparkling beverages” refers to non-alcoholic carbonated beverages, “still beverages” refers to non-alcoholic non-carbonated beverages, and “waters” refers to flavored and non-flavored waters, whether or not carbonated.
In addition, through certain distribution agreements, Coca-Cola FEMSA distributes and sells certain consumer products and alcoholic beverages in most of its territories, including Monster products in all the countries where it operates, Heineken-owned brand beer products in certain markets, and Estrella Galicia and Therezópolis beer products, Campari alcoholic beverages, and Perfetti confectionary and chewing gum in its Brazilian territories. This multicategory strategy aims to enhance Coca-Cola FEMSA's value proposition for retailers and consumers in the market, leveraging a curated portfolio that allows it to increase sales of its core portfolio and complement its reach, generating network effects that further strengthen its platform.

The following table sets forth the trademarks of the main products Coca-Cola FEMSA distributed in 2024:

Colas:
Coca-Cola
Coca-Cola Zero Sugar
Coca-Cola Light

Flavored Sparkling Beverages:
Crush	Kuat	Schweppes	Escuis
Fanta	Mundet	Sprite	Kist
Fresca	Quatro	Yoli

Still Beverages:
AdeS	Fury	Leão	Fresh
Cepita	Fuze Tea	Monster	Santa Clara
Del Valle	Hi-C	Powerade	Valle Frut

Water:
Alpina	Brisa	Dasani	Smartwater
Aquarius	Ciel	Manantial	Topo Chico
Bonaqua	Crystal	Kin	Vitale

Packaging

Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages in each of its territories in containers authorized by TCCC, which consist primarily of a variety of returnable and non-returnable presentations in the form of glass bottles, cans and plastic bottles mainly made of PET resin. Coca-Cola FEMSA uses the term presentation to refer to the packaging unit in which Coca-Cola FEMSA sells its products. Presentation sizes for Coca-Cola FEMSA’s Coca-Cola trademark beverages range from a 192.0-milliliter personal size to a 20.0-liter bulk serving size. For all of Coca-Cola FEMSA’s products excluding water, Coca-Cola FEMSA considers a multiple serving size as equal to, or larger than, 1.0-liter. In general, personal sizes have a higher price per unit case as compared to multiple serving sizes. Coca-Cola FEMSA offers both returnable and non-returnable presentations, which allow it to offer portfolio alternatives based on convenience and affordability to implement sales strategies and to target specific distribution channels and population segments in its territories. In addition, Coca-Cola FEMSA sells some Coca-Cola trademark beverage syrups in containers designed for soda fountain use, which Coca-Cola FEMSA refers to as fountain.
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
Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line of low-calorie products, accounted for 60.7%, 60.2% and 61.2% of Coca-Cola FEMSA’s total sales volume in 2024, 2023 and 2022, respectively.

The following table illustrates historical sales volume and number of Transactions for each of Coca-Cola FEMSA’s reporting segments, as well as its Unit Case and Transaction mix by category.

	Sales Volume		Transactions
	2024	2023	2024	2023
	(Millions of unit cases or millions of single units, except percentages)
Mexico	2,124.3	2,052.9	10,131.9	9,729.0
Guatemala	192.8	174.2	1,459.5	1,328.6
Central America South (1)	177.0	167.7	1,335.2	1,287.3
Mexico & Central America	2,494.1	2,394.8	12,926.6	12,344.9
Growth	4.1%	9.4%	4.7%	6.1%
Colombia	352.3	347.6	2,592.8	2,656.5
Brazil (2)	1,159.3	1,075.1	8,286.2	7,523.9
Argentina	168.3	178.7	877.4	974.4
Uruguay	50.7	51.7	246.2	243.6
South America	1,730.6	1,653.1	12,002.6	11,398.3
Growth	4.7%	5.5%	5.3%	6.7%
Total	4,224.6	4,047.8	24,929.2	23,743.2
Growth	4.4%	7.8%	5.0%	6.4%

(1)Includes sales volume and Transactions from Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and Transactions.

The following table illustrates the multiple serving presentations and returnable packaging mix for sparkling beverages volume:

	Multiple Serving Presentations		Returnable packaging
	2024	2023	2024	2023
Mexico	69.2%	69.0%	37.0%	38.3%
Guatemala	60.4%	60.4%	35.0%	35.5%
Central America South (1)	62.8%	62.3%	35.3%	36.6%
Colombia	70.5%	70.4%	25.8%	26.5%
Brazil (2)	74.6%	75.7%	17.2%	18.3%
Argentina	81.5%	80.1%	24.1%	20.7%
Uruguay	80.5%	81.3%	18.5%	20.1%
Total	70.8%	71.0%	29.1%	30.1%

(1)Includes sales volume and Transactions from Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and Transactions.

The following table illustrates Coca-Cola FEMSA’s historical sales volume and number of Transactions performance by category for each of its operations and its reporting segments for 2024 as compared to 2023:

	Year Ended December 31, 2024
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	3.3%	8.4%	11.9%	(0.4)%	3.5%
Guatemala	10.4	1.1%	29.8%	—%	10.7%
Central America South (1)	6.7%	(2.2)%	(7.6)%	39.5%	5.5%
Mexico and Central America	4.2%	6.7%	11.8%	(0.1)%	4.1%
Colombia	1.2%	(4.2)%	3.1%	12.1%	1.4%
Brazil (2)	7.1%	14.1%	10.8%	(0.3)%	7.8%
Argentina	(6.5)%	(20.0)%	1.8%	22.0%	(5.8)%
Uruguay	0.1%	34.5%	(20.9)%	—%	(1.9)%
South America	4.3%	6.3%	5.4%	9.8%	4.7%
Total	4.3%	6.5%	8.5%	0.6%	4.4%

(1)Includes sales volume and Transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and Transactions.

	Year Ended December 31, 2024
	Sparkling	Stills	Water	Bulk	Total

Number of Transactions Growth
Mexico	3.0%	8.3%	9.5%	—	4.1%
Guatemala	10.1%	3.6%	14.7%	—	9.9%
Central America South (1)	6.2%	(7.0)%	4.5%	—	3.7%
Mexico and Central America	4.2%	5.3%	9.5%	—	4.7%
Colombia	0.4%	(24.3)%	0.3%	—	(2.4)%
Brazil (2)	9.2%	15.4%	10.8%	—	10.1%
Argentina	(8.0)%	(24.1)%	(4.3)%	—	(10.0)%
Uruguay	1.4%	28.7%	(17.7)%	—	1.1%
South America	5.7%	3.3%	4.9%	—	5.3%
Total	4.9%	4.3%	6.9%	—	5.0%
(1)Includes sales volume and transactions from Guatemala, Nicaragua, Costa Rica and Panama.
(2)Excludes beer sales volume and transactions.

The following table illustrates Coca-Cola FEMSA’s Unit Case mix by category for each of its operations and its reporting segments for 2024 as compared to 2023:

	Sparkling Beverages		Stills		Water(3)
	Years Ended December 31,
	2024	2023	2024	2023	2024	2023
Unit Case Mix by Category
Mexico	68.5%	68.6%	7.4%	7.1%	24.1%	24.3%
Guatemala	90.3%	90.5%	5.1%	5.5%	4.6%	4.0%
Central America South (1)	82.2%	81.3%	12.0%	13.0%	5.8%	5.7%
Mexico and Central America	71.1%	71.1%	7.6%	7.4%	21.3%	21.5%
Colombia	76.0%	76.2%	8.1%	8.5%	15.9%	15.3%
Brazil (2)	83.3%	83.9%	8.6%	8.1%	8.1%	7.9%
Argentina	75.1%	75.6%	8.0%	9.4%	16.9%	15.0%
Uruguay	80.1%	78.5%	6.3%	4.6%	13.6%	16.9%
South America	81.0%	81.2%	8.4%	8.2%	10.7%	10.5%
Total	75.2%	75.2%	7.9%	7.7%	16.9%	17.0%

(1)Includes sales volume and Transactions from Nicaragua, Costa Rica and Panama.

(2)Excludes beer sales volume and Transactions.
(3)Includes bulk water volume and Transactions.

Seasonality

Sales of Coca-Cola FEMSA’s products are seasonal in all the countries where it operates, as Coca-Cola FEMSA’s sales volumes generally increase during the summer months of each country and during the year-end holiday season. In Mexico, Central America and Colombia, Coca-Cola FEMSA typically achieves its highest sales during the months of April through August as well as during the year-end holidays in December. In Brazil, Uruguay and Argentina, Coca-Cola FEMSA’s highest sales levels occur during the summer months of October through March, including the year-end holidays in December.
Marketing

Coca-Cola FEMSA, in conjunction with TCCC, has developed a marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2024 were Ps. 4,827 million.
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
Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers and the retailers to which Coca-Cola FEMSA sold its products:

	As of December 31, 2024
	Mexico and
	Central America(1)(3)	South America(2)
Distribution centers	177	79
Retailers	1,110,538	1,040,187

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
In 2024, no single customer accounted for more than 10.0% of Coca-Cola FEMSA’s consolidated total sales.
Coca-Cola FEMSA’s distribution centers range from large warehousing facilities to small cross-docking facilities. In addition to its fleet of trucks, Coca-Cola FEMSA distributes its products in certain locations through electric carts and hand-trucks. In some of its territories, Coca-Cola FEMSA relies on third parties to transport its finished products from its bottling plants to its distribution centers and, in some cases, directly to its customers.
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
Principal Competitors

Coca-Cola FEMSA’s principal competitors are local Pepsi bottlers and other bottlers and distributors of local beverage brands. Coca-Cola FEMSA also faces competition in many of its territories from producers of low-price beverages, commonly referred to as “B brands.” A number of Coca-Cola FEMSA’s competitors in Central America, Brazil, Argentina and Colombia offer beer in addition to sparkling beverages, still beverages and water, which may enable them to achieve distribution efficiencies that other competitors who do not offer an integrated portfolio may not achieve.

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
Mexico and Central America. Coca-Cola FEMSA’s principal competitor in Mexico is Grupo GEPP, S.A.P.I. de C.V., the exclusive bottler of Pepsi beverage products and subsidiary of Organización Cultiba, S.A.B. de C.V., a joint venture formed by Grupo Embotelladoras Unidas, S.A.B. de C.V., the former Pepsi bottler in central and southeast Mexico, a subsidiary of PepsiCo and Empresas Polar, S.A., a beer distributor and Pepsi bottler. Its main competition in the juice category in Mexico is Grupo Jumex. In the water category, its main competitor is Bonafont, a water brand owned by Danone. In addition, it competes with Keurig Dr Pepper in sparkling beverages and with other local brands in its Mexican territories, as well as B brand producers, such as Embotelladora Aga de Mexico, S.A. de C.V. (Red Cola bottler), that offer various presentations of sparkling and still beverages.
In the countries that comprise its Central America region, Coca-Cola FEMSA's main competitors are Pepsi and Big Cola bottlers. In Guatemala, Coca-Cola FEMSA competes with The Central American Bottler Corporation (“CBC”), who also has a regional joint venture with AmBev to produce, distribute and sell beer; Cervecería Centroamericana S.A. (“CCA”), who is focused in the beer and stills categories; and AJE Group. In Nicaragua, its principal competitor is AJE Group. Coca-Cola FEMSA also competes with the joint venture between CBC and AmBev. In Costa Rica, its principal competitor is Florida Bebidas S.A., a subsidiary of Florida Ice and Farm Co. and Cooperativa de Productores de Leche Dos Pinos R.L. in juices. In Panama, Coca-Cola FEMSA’s main competitor is AJE Group, followed by Cervecería Nacional, S.A. Coca-Cola FEMSA also faces competition from B brands offering multiple serving size presentations in certain Central American countries.
South America. Coca-Cola FEMSA’s principal competitor in Colombia is Postobón, a local bottler that sells and distributes sparkling beverages (Manzana Postobón, Uva Postobón and Colombiana), still beverages (Hit Juice) and water (Crystal). Postobón also sells Pepsi products and is a vertically integrated producer, the owners of which hold other significant commercial and industrial interests in Colombia. Coca-Cola FEMSA also competes with low-price producers, such as Ajecolombia S.A., the producers of Big Cola, which principally offer multiple serving size presentations in the sparkling and still beverage industry.
In Brazil, Coca-Cola FEMSA competes against AmBev, a company that distributes Pepsi brands, local brands with flavors such as guarana, and proprietary beer brands. It also competes against B brands or “Tubainas”, which are small, local producers of low-cost sparkling beverages that represent a significant portion of the sparkling beverage market.
In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A. (“BAESA”), a Pepsi bottler owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev. In the water category, Coca-Cola FEMSA competes directly with Levité, Villavicencio and Villa del Sur, owned by Danone, which is controlled by Compañía Cervecerías Unidas (“CCU”). In addition, several producers offering B brand sparkling beverages are gaining importance in the market. Manaos, a brand owned by Refres Now S.A. is its main competitor in this segment, followed by Cunnington.

In Uruguay, Coca-Cola FEMSA’s main competitor is Salus, a water brand owned by Danone. It also competes against Fábricas Nacionales de Cerveza S.A. (“FNC”), a Pepsi bottler and distributor controlled by AmBev S.A. In addition, it competes with CCU Inversiones II Ltda., a water, soft drinks and brewing company, and finally with some low-priced regional producers.

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
In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, virgin and recycled PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Coca-Cola FEMSA’s bottler agreements provide that these materials may be purchased only from suppliers approved by TCCC. Prices for certain raw materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that Coca-Cola FEMSA paid for PET resin in U.S. dollars in 2024 decreased 1.6% as compared to 2023 in all Coca-Cola FEMSA’s territories. In addition, given that high currency volatility has affected and continues to affect most of Coca-Cola FEMSA’s territories, the average price for PET resin in local currencies was higher in all of its territories. In addition, given that high currency volatility has affected and continues to affect most of its territories, the average price for PET resin in local currencies was higher in all of its territories. In 2024, Coca-Cola FEMSA purchased certain raw materials in advance, negotiated and locked-in prices in advance and entered into certain derivative transactions which helped them capture opportunities with respect to raw material costs and currency exchange rates.
Under its agreements with TCCC, Coca-Cola FEMSA may use raw or refined sugar, artificial sweeteners and HFCS in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil, are subject to local regulations and other barriers to market entry that, in certain countries, often cause Coca-Cola FEMSA to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, its average price for sugar in U.S. dollars, taking into account its financial hedging activities, decreased by approximately 6.5% in 2024 as compared to 2023.
Coca-Cola FEMSA considers water as a raw material in its business. Coca-Cola FEMSA obtains water for the production of some of its natural spring water products, such as Manantial in Colombia and Crystal in Brazil, from spring water pursuant to concessions granted.
None of the materials or supplies that Coca-Cola FEMSA uses is presently in short supply, although the supply of specific materials could be adversely affected by strikes, market and economic conditions, weather conditions, governmental controls, national emergency situations, water shortages or the failure to maintain Coca-Cola FEMSA’s existing water concessions.
Mexico and Central America.  In Mexico, Coca-Cola FEMSA purchases PET resin mainly from Indorama Ventures Polymers México, S. de R.L. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V. (“Alpla”), and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for them. Coca-Cola FEMSA has also shifted their import suppliers from China to Vietnam and Taiwan to mitigate the effects of tariffs and support its PET resin strategy.
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
Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2024, sugar prices in local currency in Mexico increased approximately 6.1% as compared to 2023.

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
South America. In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in all its caloric beverages, which Coca-Cola FEMSA buys from several sources. Sugar prices in Colombia decreased by 3.6% in U.S. dollars and decreased 6.3% in local currency, as compared to 2023. Coca-Cola FEMSA purchases non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA has historically purchased all of its non-returnable glass bottles from O-I Peldar and other global suppliers in the Middle East. Coca-Cola FEMSA purchases all of its cans from Crown Envases México, S.A. de C.V. and Crown Colombiana, S.A. Grupo Ardila Lulle (owners of Coca-Cola FEMSA’s competitor Postobón) owns a non-controlling interest in certain of Coca-Cola FEMSA’s suppliers, including O-I Peldar and Crown Colombiana, S.A.
In Brazil, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 12.2% in U.S. dollars and decreased 5.6% in local currency as compared to 2023. Taking into account Coca-Cola FEMSA's financial hedging activities, sugar prices in Brazil increased 5.3% in U.S. dollars and 5.8% in local currency as compared to 2023. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. Coca-Cola FEMSA mainly purchases PET resin from local suppliers such as Indorama Ventures Polímeros S.A.
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
In Uruguay, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay decreased approximately 12.9% in U.S. dollars and increased 4.9% in local currency as compared to 2023. Coca-Cola FEMSA’s main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. Coca-Cola FEMSA purchases PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and Coca-Cola FEMSA purchases non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.).
Proximity Americas Division

Overview
Proximity Americas Division operates a chain of small-format stores with 24,462 locations as of December 31, 2024, under the trade name OXXO.
Proximity Americas Division—Overview
Year Ended December 31, 2024

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2024		2024 vs.2023	2024		2024 vs.2023
Proximity Americas Division	Ps.	307,197	10.3%	Ps.	136,993	17.0%

Business Strategy
Proximity Americas Division intends to continue increasing its store base in all of its territories while capitalizing on the retail business and market knowledge gained through its existing network of stores. Proximity Americas Division intends to open new stores in locations where it believes there is high growth potential or unsatisfied demand, while also increasing customer traffic and average ticket per customer in existing stores. Proximity Americas Division’s expansion focuses on both entering new markets and strengthening its presence in Mexico, Colombia, Chile, Brazil, and Peru. A fundamental element of Proximity Americas Division’s business strategy is to leverage its retail store formats, know-how, technology, and operational practices to continue growing in a cost-effective and profitable manner. This scalable business platform has provided a strong foundation for continued organic growth in Mexico, improving traffic and average ticket sales at our existing stores and facilitating entry into new small-format retail industries. To further increase customer traffic into Proximity Americas Division’s stores, Proximity Americas Division has incorporated additional services to its value proposition in Mexico, such as utility bill payments, deposits into bank accounts held at our correspondent bank partners, remittances, payment of mobile phone fees and charges and other financial services, and it seeks to constantly increase the services it offers. In addition, the Proximity Americas Division strategically expanded our retail footprint into the U.S. market through the acquisition of Delek’s retail operations consisting of 249 convenience stores and 244 fuel stations located mainly in Texas.
Beyond North America, Proximity Americas Division seeks to increase its scale by continuing its expansion in Colombia and Brazil. In Brazil, Proximity Americas Division’s growth is accelerating through Rede Integrada de Lojas de Conveniência e Proximida de S.A., commercially known as Grupo Nós (“Grupo Nós”), our joint venture with Raízen S.A., which operates OXXO’s value proposition while continuing to evolve with trends, and which continues to grow its legacy format, Shell Select.
Proximity Americas Division has developed proprietary models to assist in identifying appropriate store locations, store formats and product categories. These models utilize location-specific demographic data and Proximity Americas Division’s experience in similar locations to fine-tune store formats, product price ranges and product offerings to the target market. Market segmentation is becoming an important strategic tool that is expected to allow Proximity Americas Division to improve the operating efficiency of each location, cover a wider array of consumption occasions and increase its overall profitability.
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
Proximity Americas Division maintains innovative promotional strategies in order to increase store traffic and sales. In particular, OXXO stores sell high-frequency items such as beverages, snacks and cigarettes at competitive prices. Proximity Americas Division’s ability to implement this strategy profitably is partly attributable to the size of the OXXO chain, and its ability to work together with its suppliers to implement sales strategies such as differentiated promotions. OXXO stores’ national and local marketing and promotional strategies are an effective revenue driver and a means of reaching new segments of the population while strengthening the OXXO brand. For example, the organization has refined its expertise in executing cross promotions (discounts on multi-packs or sales of complementary products at a special price) and targeted promotions to attract new customer segments by expanding the offerings in the grocery product category in certain stores.
Another fundamental element of Proximity Americas Division’s strategy consists of leveraging Proximity Americas Division’s reputation for quality and the position of the OXXO brand in the minds of its customers to expand its offering of private-label products. Proximity Americas Division’s private-label products represent an alternative for value-conscious consumers, which, combined with its market position, allows Proximity Americas Division to increase sales and margins, strengthen customer loyalty and bolster its bargaining position with suppliers.
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
Finally, Proximity Americas Division seeks to leverage its scale, operating efficiency and customer knowledge to develop innovative value propositions to address the needs of the traditional trade channel in Mexico.

Store Locations

Proximity Americas Division operates the largest small-format store chain in Latin America, measured by number of stores, based on publicly available filings and information of our main competitors. As of December 31, 2024, there are 23,206 OXXO stores in Mexico, 569 OXXO stores in Colombia, 235 stores in Chile, 203 stores in Peru and 249 stores in the U.S.
In addition to expanding into the U.S. market, the Proximity Americas Division expanded its operations by opening 1,596 new OXXO stores in Mexico, Colombia and Peru during 2024, partially offset by 108 net closures in Chile. Additionally, as of December 31, 2024, Grupo Nós operated 594 OXXO stores and 1,244 Shell Select locations in Brazil, and managed 22 Shell Select stores operated by independent franchisees. Grupo Nós expanded its operations by opening 154 OXXO Stores in Brazil during 2024.
OXXO Stores
Regional Allocation in Mexico
as of December 31, 2024 Historically, Proximity Americas Division has rapidly expanded the number of OXXO stores. During 2024 and 2023, Proximity Americas Division resumed an organic rate of expansion comparable to that before the COVID-19 pandemic and related effects on consumer behavior. It achieved this by emphasizing growth in areas of high economic potential in existing markets and expanding in underserved and unexploited markets.

OXXO Stores
Total Growth

	Year Ended December 31,
	2024	2023	2022
Total OXXO stores	24,462	22,866	21,458
Store growth (% change over previous year)	6.9%	6.6%	5.0%

Most of the OXXO stores are operated under lease agreements, and are adjusted annually to an inflation index. This approach provides Proximity Americas Division the flexibility to adjust locations as cities grow and effectively adjust its footprint based on stores’ performance.
Both the identification of locations and the pre-opening planning to optimize the results of new OXXO stores are important elements in Proximity Americas Division’s growth plan. Proximity Americas Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores of Proximity Americas Division that are unable to maintain benchmark standards are generally closed.

Between December 31, 2023 and 2024 the total number of OXXO stores increased by 1,596, which resulted from the opening of 1,869 new stores and the closing of 273 stores.
Competition
Proximity Americas Division, mainly through OXXO stores, competes in the retail market, which is highly competitive. OXXO stores face competition from small-format stores such as 7-Eleven and Circle K in Mexico, Tiendas D1, Ara and Tostao in Colombia, upa! in Chile, Tambo Mas in Peru, and Circle K and Speedway in the U.S., as well as from other numerous retail and grocery chains (such as Wal-Mart, H-E-B, Soriana, La Comer and Chedraui, among others) to small informal neighborhood stores across the markets where they operate. In addition, as more services and products are offered in OXXO stores, the number and type of competitors have also increased, including banks and fast-food outlets, among others. OXXO stores compete not only for consumers and new store locations but also for human resources to operate those stores. Proximity Americas Division has more presence in Mexico than any of its competitors, with operations in every state, and it also operates in Colombia, Chile, Peru, Brazil and the U.S.
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
Finally, Spin Premia accounts for up to 40.7% of sales, meaning that for every Ps. 10 of sales in store, Ps. 4.07 can be traced to the loyalty program.

OXXO Store Characteristics
The average size of an OXXO store is approximately 104 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 194 square meters, and when parking areas are included, the average store size is approximately 418 square meters. In 2024, a typical OXXO store carried an average of 3,522 different stock keeping units (SKUs) in 27 main product categories. Additionally, a typical OXXO store offers approximately 8,000 different electronic and individual payment services, such as account deposits and cash withdrawals, including those offered by Spin by OXXO, remittances, and money transfers between stores, as well as bill payment services, such as household electricity bills, cable television, among others. These revenues are accounted for as a fee income in Proximity Americas Division's revenues, as Proximity is acting as an agent in these transactions.
Proximity Americas Division—Operating Indicators

	Year Ended December 31,
	2024	2023	2022
	(Percentage change compared to previous year)
Total revenues	10.3%	19.0%	17.8%
OXXO same-store sales(1)	4.2%	14.2%	14.3%

(1)Same-store sales increase is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.

Beer, cigarettes, soft drinks and other beverages and snacks continue to represent the main product categories for OXXO stores.
Advertising and Promotion
Proximity Americas Division’s marketing efforts for OXXO stores include both specific product promotions and image advertising campaigns. These strategies are designed to increase store traffic, increase sales and continue to promote the OXXO brand and market position. One such example is our expansion of Retina Media, our retail media platform that connects brands with advertising opportunities within OXXO stores. By leveraging OXXO’s extensive network and customer data, Retina Media offers advertisers the possibility of executing targeted campaigns through a wide array of our channels, including on-site within our digital ecosystems, off-site on external platforms, in-store on digital screens and direct-to-consumer (“D2C”). Retina Media provides data-driven solutions, enabling brands to reach OXXO’s broad customer base, drive sales and build loyalty through personalized advertising and D2C engagement. Retina Media is present in more than 3,000 stores.
Proximity Americas Division manages its advertising for OXXO stores on three levels depending on the nature and scope of the specific campaign: (1) local or store-specific, (2) regional and (3) national. Store-specific and regional campaigns are closely monitored to ensure consistency with the overall corporate image of OXXO stores and to avoid conflicts with national campaigns. Proximity Americas Division primarily uses point-of-purchase materials, banners, flyers, handbills, in-store video screens, and print and radio media for promotional campaigns, although television is used occasionally for the introduction of new products and services. OXXO stores’ image and brand name are presented consistently across all stores, irrespective of location.
Inventory and Purchasing
Proximity Americas Division has placed considerable emphasis on improving operating performance. As part of these efforts, Proximity Americas Division continues to invest in extensive information management systems to improve inventory management.
Management believes that the OXXO store chain’s scale of operations provides Proximity Americas Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. In Mexico, given the fragmented nature of the retail industry in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 47% of the OXXO store chain’s total sales in Mexico consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by Proximity Americas Division’s Mexican distribution system, which includes 22 regional warehouses located in Mexicali, Jalisco, Tabasco, Obregón, Puebla, Querétaro, Chihuahua, Reynosa, Tampico, Tijuana, Toluca, Veracruz, Coahuila, Culiacán, Baja California Sur, Yucatán, Baja California Norte, three in Mexico City and two in Monterrey. Additionally, there is a warehouse in each of Colombia, Chile, Peru and Brazil. The Proximity Americas Division operates a fleet of approximately 1,232 trucks in Mexico dedicated to OXXO that make deliveries from the distribution centers to each store approximately two times per week.
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

Proximity Europe Division

Overview

Proximity Europe Division has two main businesses, retail and food service. As of December 31, 2024, Proximity Europe Division had 2,778 multi-format outlets in Switzerland, Germany, Austria, Luxembourg and the Netherlands, with 13 different sales formats. Most of Proximity Europe Division’s outlets are organized as franchises and agencies.
The agency model is an entrepreneurial business model. Agency partners are independently responsible for the point of sales operations. Valora pays a commission to the agent for running the shop and paying the staff, meaning there is no staff for agencies on Valora’s payroll. In contrast to franchise stores, the inventory of agencies is owned by Valora and sales are recognized in Valora’s books (for franchise stores only a franchise fee is booked in Valora’s revenue).

Proximity Europe Division—Overview
Year Ended December 31, 2024

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2024		2024 vs.2023	2024		2024 vs.2023
Proximity Europe Division	Ps.	49,755	14.2%	Ps.	21,344	14.6%

The following is a summary of the key brands under which Proximity Europe Division is operated:

	Brand	# of Outlets as of December 31, 2024	Switzerland	Germany	Austria	Luxembourg	Netherlands	Predominant Model
Retail	avec	359	✓	✓				Agency
	ServiceStore DB	86		✓				Owned
	U-Store	25		✓				Franchise
	k kiosk	1,033	✓	✓		✓		Agency
	cigo	390		✓				Franchise
	Press & Books	188	✓	✓	✓	✓		Owned
	Total	2,081	✓	✓	✓	✓

	Brand	# of Outlets as of December 31, 2024	Switzerland	Germany	Austria	Luxembourg	Netherlands	Predominant Model
Food Service	BackWerk (including Back-Factory)	388	✓	✓	✓		✓	Franchise
	Brezelkönig	62	✓		✓			Agency
	Ditsch	171		✓				Agency
	Caffè Spettacolo	28	✓			✓		Owned
	Super Guud	2	✓					Owned
	Frittenwerk	46		✓				Owned
	Total	697	✓	✓	✓	✓	✓

Additionally, Proximity Europe Division provides financial services on a digital platform through its fintech bob Finance and has seventeen pretzel production lines in Germany, the U.S. and Switzerland.

Business Strategy

A fundamental element of Proximity Europe Division’s business strategy is to provide the best comprehensive foodvenience retail concepts offering in the geographies where it has operations: nearby, quick, convenient and fresh products and services. Proximity Europe Division intends to move closer to its vision of having the best food and convenience concepts, focusing on five strategic pillars: (i) growth, (ii) efficiency, (iii) innovation, (iv) performance-oriented culture and (v) sustainability.

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

Store Formats

Proximity Europe Division uses thirteen sales formats, between its retail and foodvenience operations, which are principally small-scale points of sale that Proximity Europe Division seeks to locate at highly frequented locations.

Retail

k kiosk is a market leader in the convenience kiosk business, based on internal information of our main competitors; mainly supplying tobacco, lottery products, snacks and press. It also has a growing share of food, fresh products and a varied range of digital services offerings. As of December 31, 2024, k kiosk had 779 sales outlets in Switzerland, 187 sales outlets in Germany and 67 in Luxembourg, including own outlets, agencies and franchise stores.

cigo is a tobacco retailer also offering press products and a range of services for people on the move. As of December 31, 2024, cigo had 390 sales outlets in Germany, including own outlets, agencies and franchise stores.

avec provides a modern convenience format at highly frequented locations, for example train or service stations, with an extensive offering of fresh food and regional products. As of December 31, 2024, avec had 352 sales outlets in Switzerland and 7 sales outlets in Germany, including own outlets, agencies and franchise stores.

ServiceStore DB and U-Store are convenience formats located at Deutsche Bahn and U-Bahn (underground) as well as in major bus stations in Germany. As of December 31, 2024, ServiceStore DB had 86 sales outlets operated as own and franchise stores, and U-Store had 25 sales outlets, operated as own outlets, agencies and franchise stores.

Press & Books is a market leader in the German railway station bookshop market with an extensive press and selected book offering complemented by a range of services for people on the move, including an online shop with store pick up. As of December 31, 2024, Press & Books had 21 sales outlets in Switzerland, 151 sales outlets in Germany, seven in Luxembourg and nine in Austria, including own outlets and agencies.

Food Service

BackWerk (which includes Back-Factory) is Germany’s largest food service bakery concept with a broad and flexible range of snacks and a growing offering of fresh products. As of December 31, 2024, BackWerk (including Back-Factory) had two sales outlet in Switzerland, 313 sales outlets in Germany, 19 in Austria and 54 in the Netherlands, which are mainly franchise stores.

Ditsch provides pretzels and other snacks at highly frequented locations in Germany. Brezelkönig sells high-end lye bread products, such as pretzels, baguettes, croissants, hot dogs and selected sandwich snacks. Super Guud provides a small snacking concept for the urban commuter. As of December 31, 2024, Ditsch had 171 sales outlets in Germany, mainly in agency format; Brezelkönig had 60 sales outlets in Switzerland and two in Austria, in agency and franchise format; and Super Guud had 2 own sales outlets in Switzerland.

Caffè Spettacolo is an Italian-themed coffee bar concept operating its sales outlets as own and as agencies. As of December 31, 2024, Caffè Spettacolo had 26 sales outlets in Switzerland and two in Luxembourg.

Frittenwerk is a leading fast-casual dining format in Germany focusing on modern interpretations of Canada’s snack bar classic, poutine, with a fully developed self-service concept. As of December 31, 2024, Frittenwerk had 46 sales outlets in Germany, including owned outlets and franchise stores.

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

Competition

Proximity Europe Division competes in the highly competitive and fragmented retail and food service markets. Competitors include small scale stores or food services operations, grocery stores and retail locations and small informal neighborhood stores in the markets where Proximity Europe Division has operations. Proximity Europe Division competes on product and service offering, convenience of locations and price.

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

Seasonality

Given the number of formats and locations in which Proximity Europe Division has operations, the business has not historically experienced significant seasonality. Typically, between 45% and 50% of Proximity Europe Division’s net sales are generated in the first half of the year, while the remaining 50% to 55% is generated in the second half of the year.

Health Division

Overview

The Health Division operates pharmacy services locations and related operations with 4,661 points of sale in Mexico, Chile, Ecuador and Colombia as of December 31, 2024.
Furthermore, in 2023, the Health Division initiated the implementation of its new business-operations model. The initial phase involved designating Chile and Uruguay as strategic hubs for transitioning towards a regional approach to fulfill the Health Division’s objectives across all countries. This transition entails centralizing strategic and business decisions for the entire division in Chile, while also establishing a new office in Uruguay to serve as a purchasing center for all countries in South America where we have operations. Through this strategic planning, the Health Division expects to leverage its spending capacity.

Health Division—Overview
Year Ended December 31, 2024

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2024		2024 vs.2023	2024		2024 vs.2023
Health Division	Ps.	79,755	5.8%	Ps.	24,041	6.9%

Business Strategy
The Health Division’s vision focuses on two main priorities. First, the Health Division aims to gain relevant scale by building a Latin American health platform, operating across several countries and markets. Second, the Health Division strives to constantly improve its value proposition and service by being closer to its customers through more stores and distribution agreements, a digital platform and customer loyalty programs, and by giving its customers access to a broader assortment, better options and availability of medicines, personal care, beauty and relevant health and wellness products and services. To achieve this vision, the Health Division is working on leveraging strong capability sets: (i) the health-industry knowledge, marketing and operational skills of Chile-based Socofar and (ii) the skills that the Proximity Americas Division has developed in the operation and growth of other small retail formats, particularly in Mexico. These capabilities include commercial, marketing and production skills as well as site selection, logistics, business processes, human resources, inventory and supplier management.
The Health Division has maintained its growth, particularly in Chile, Colombia and Ecuador, even under a challenging macroeconomic environment and on top of a demanding comparison base, showing its strength and resiliency. The Health Division sees that the health services markets in Mexico and Colombia are still fragmented, and it believes it is well equipped to create value by continuing to grow in these markets and by assuming a value-creating role in its long-term consolidation. Furthermore, the Health Division gives FEMSA the opportunity to pursue a regional strategy across South America from a solid platform anchored in the Chilean market and with compelling opportunities for growth in our retail business in Colombia and Ecuador.

Locations
As of December 31, 2024, the Health Division operated 4,661 locations, including 1,739 in Mexico, 997 in Chile, 980 in Ecuador and 945 in Colombia.
During 2024, the Health Division expanded its operations by 187 additional locations on top of the 4,474 locations operating in 2023, highlighting a less challenging environment in Chile and a focus on developing our retail business in Colombia, which allowed the Health Division to re-accelerate its growth strategy.
The average investment required to open a new location varies, depending on location and whether the location is opened in an existing commercial building or requires construction of a new one. The Health Division expects to continue implementing its expansion strategy by emphasizing growth in markets where it currently has operations and by expanding in underserved and unexploited markets. Most of the pharmacy services-related real estate is operated under lease agreements.
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
Market and Location Characteristics
Market Characteristics
The pharmacy services locations market in Mexico is highly fragmented among national and regional chains as well as independent pharmacies, supermarkets and other informal neighborhood drugstores. There are 41,016 pharmacy services locations and health-related points of sale in Mexico; however, the Health Division only represents 3.43% of the total number of pharmacy services locations in Mexico with a presence in 18 of 32 states in the country.

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
In the Health Division, 65% of the customers are between the ages of 25 and 54, 56% of whom are female. Customers are segmented by sociodemographic and transactional variables, such as the type of products, amount and frequency of purchases, in order to generate a more personalized value offer through specialty programs, communication and targeted campaigns. Additionally, the Health Division began incorporating predictive data models to their segmentation strategies to further enhance its value proposition.
Location Characteristics
The Health Division’s pharmacy services locations are operated under the following trade names: Farmacias YZA, Farmacias Moderna and Farmacias Farmacon in Mexico; Fybeca and Sana Sana in Ecuador; Farmacias Cruz Verde in Chile and Colombia; and beauty stores under the trade name Maicao in Chile. The average size of the Health Division’s locations is 118 square meters in Mexico, 178 square meters in Chile, 98 square meters in Colombia and 159 meters in Ecuador, including selling space and storage area. On average, each pharmacy service location has between 3 and 9 employees depending on the size of and traffic into the location. Patented and generic pharmaceutical drugs, beauty products, medical supplies, wellness, and personal care products are the main products sold at the Health Division’s locations.
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

Inventory and Purchasing
The South American operations of our Health Division seek to align the purchasing and logistics process with consumer needs. A key competitive advantage is the Health Division's strong logistics chain, which relies on an integrated view of the supply chain. In Chile, the Health Division operates two distribution centers, the largest of which is a modern distribution center with advanced technology that services locations and healthcare institution customers throughout the country. In Colombia, the Health Division operates one distribution center and in Ecuador it operates with one distribution center that distributes products to all its locations throughout each country.
In Mexico, the Health Division inaugurated a new distribution center in Puebla in 2023 to enhance product availability and operational efficiency. The Health Division currently operates three distribution centers throughout

Mexico. One distribution center serves a significant portion of the needs of its pharmacy services locations located in the northeast of Mexico, while a second distribution center serves the southwest region, and a third distribution center is designated for Mexico City and its surrounding areas. The Health Division still relies on third-party distributors for some products in Mexico.
Seasonality
The Health Division’s sales can be seasonal in nature with pharmaceutical drug sales affected by the timing and severity of the cough, cold and flu season. Revenues tend to be higher during the winter season but can be offset by extreme weather due to the rainy season in certain regions of Mexico in December and January. Revenues from the Health Division’s operations in Chile, Colombia and Ecuador tend to be higher during December, mainly due to an increase in the purchase of beauty and personal care products for gift-giving during the holidays; otherwise, early in the year during January and February, revenues tend to fall slightly after the holiday period.
Fuel Division

Overview
The Fuel Division operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2024, the Fuel Division operated 571 service stations located in 17 states throughout Mexico, concentrated mainly in the northern region of Mexico.
Fuel Division—Overview
Year Ended December 31, 2024

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2024		2024 vs.2023	2024		2024 vs.2023
Fuel Division	Ps.	65,365	11.7%	Ps.	7,935	8.0%

Business Strategy
The Fuel Division aims to strengthen its services in its retail gas stations in Mexico to fulfill consumers’ needs and increase traffic in those service stations while developing and maintaining an attractive value proposition to draw potential customers in a competitive environment. Furthermore, although Proximity Americas Division and Fuel Divisions operate as separate businesses, the Fuel Division’s service stations often have an OXXO store on the premises, strengthening the OXXO brand and complementing the value proposition. Despite market volatility, the Fuel Division remains focused on improving its customer value proposition and enhancing underlying profitability by fine-tuning our business model, revenue management capabilities and adjusting its pricing strategies in an increasingly competitive market.

The Fuel Division also seeks to increase its exposure to institutional customers to supply fuel and related products to third-parties.

Service Station Locations
As of December 31, 2024, the Fuel Division operated 571 service stations, concentrated in the northern region of the country but with a presence in 17 states throughout Mexico.
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

Market and Store Characteristics
Market Characteristics
The retail service station market in Mexico has approximately 13,700 service stations and is highly fragmented. The majority of the retail service stations in the country are either owned by small regional family businesses or are other regional chains such as Petro-7 and G500. In recent years, however, international players such as British Petroleum, Mobil, Shell, and Repsol have increased their network of franchised service stations in Mexico, and now also represent significant competition.
Service Station Characteristics
Each service station under the “OXXO Gas” trade name comprises offices, parking lots, a fuel service area and an area for storage of gasoline in underground tanks.
The average size of the fuel service dispatch area is 190 square meters. On average, each service station has 10 employees.
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
Inventory and Purchasing
The distribution, mainly from gasoline and diesel, for the supply of our operations in the Fuel Division is mainly carried out directly between our supplier and our service stations. Since we do not have storage facilities, the product delivery is made daily according to a supply and logistics plan, which considers the capacity and inventory levels as well as the behavior of the demand of each one of our service stations, ensuring a continuous and sufficient supply to serve the markets where we have operations.
Seasonality
Traditionally, the Fuel Division experiences especially high demand during the months of May and August. The lowest demand is in January and December due to the year-end holiday period, because most service stations are not located on highways to holiday destinations.
Other Businesses

Spin

Spin (formerly, Digital@FEMSA) is FEMSA’s tech and innovation business unit focused on building a value-added digital and financial ecosystem for end customers and businesses, while enabling and leveraging the strategic assets of FEMSA’s core business verticals. Spin’s value proposition aims to help people and businesses to solve their daily needs and do more with their money, through hyper-personalized products, services, and experiences. This includes solutions such as:
•Fintech for Consumers: Spin by OXXO is a debit card and digital wallet that seeks to offer frictionless payments solutions to Mexicans, making their day-to-day transactions seamless and efficient. This product provides a wide variety of payments solutions, enabling customers to be efficient and providing them with financial control on a daily basis.
•Digital Solutions for Businesses: Payment method solutions for micro, small, and medium sized businesses and independent merchants in Mexico. Such solutions to be offered in addition to value-added financial services to consolidate and develop a holistic value proposition based on client needs.
•Loyalty: Our strategy seeks to further develop the Spin Premia program by building a coalition program between FEMSA’s main businesses, like OXXO and OXXO GAS, and other external businesses,

rewarding their millions of customers for their day-to-day spending across this network of affiliated partners.
Furthermore, Spin actively explores other related tech-enabled business and innovation opportunities that strengthen its ecosystem. We are currently evaluating different alternatives to broaden the scope of our financial services.

During 2024, Spin did not meet the quantitative thresholds according with IFRS 8 in relation with FEMSA’s consolidated financial results to be considered as a separate reportable segment, therefore, its financial results were included in the Other segment.

Bara

Bara is a proximity discount grocery business whose value proposition is based on a low-cost model to provide consumers with a selection of national and private label products at the most competitive prices. As of 2024 Bara operated 479 stores across the states of Jalisco, Guanajuato, Aguascalientes, Hidalgo, Querétaro and San Luis Potosí in México.

Description of Property, Plant and Equipment

As of December 31, 2024, Coca-Cola FEMSA owned 56 bottling plants. By country, as of such date, Coca-Cola FEMSA had 28 bottling plants in Mexico, seven in Central America, seven in Colombia, 11 in Brazil, two in Argentina and one in Uruguay. As of December 31, 2024, Coca-Cola FEMSA operated 266 distribution centers, approximately 50.0% of which were in its Mexican territories. As of such date, Coca-Cola FEMSA owned 82.0% of these distribution centers and leased the remainder. This calculation considers owned and third-party distribution centers managed by Coca-Cola FEMSA in Mexico.
Proximity Americas Division owns approximately 12.1% of OXXO store properties in Mexico, while the remaining stores are located on leased properties and substantially all of its distribution centers are under long-term lease arrangements with third parties.

As of December 31, 2024, Proximity Europe Division owned four manufacturing facilities in Germany, the U.S., and Switzerland, with one additional manufacturing facility under construction to produce bakery products, mainly pretzels. In addition, Proximity Europe Division owned its sales outlets’ store equipment.

The Health Division leases seven distribution centers, two of which are in Chile, three in Mexico, one in Colombia and one in Ecuador, and it also has one manufacturing facility for pharmaceuticals in Chile. Most of the Health Division’s locations are under lease arrangements with third parties.

Insurance

We maintain an “all risk” insurance policy covering our properties (owned and leased), machinery and equipment and inventories as well as losses due to business interruptions. The policy covers damages caused by natural disasters, including hurricanes, hail, earthquakes and damages caused by human acts, including explosions, fire, vandalism and riots. We also maintain a freight transport insurance policy that covers damages to goods in transit. In addition, we maintain a liability insurance policy that covers product liability. We purchase our insurance coverage through an insurance broker. In 2024, the policies for “all risk” property insurance were issued by AXA Seguros, S.A. de C.V., policies for liability insurance were issued by Chubb Seguros México, S.A. and the policy for freight transport insurance was issued by AXA Seguros, S.A. de C.V. As of the date of this report, the policies for “all risk” property insurance were issued by Chubb Seguros México, S.A, and the remaining policies remain with the same insurance carriers as in 2024. Our policies for “all risk” property insurance are partially reinsured in the international reinsurance market. We believe that our coverage is consistent with the coverage maintained by similar companies.

Capital Expenditures

Our consolidated capital expenditures, net of disposals for the years ended December 31, 2024, 2023 and 2022 were Ps. 51,069, Ps. 38,611, and Ps. 34,410 million, respectively, which were primarily funded with cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2024		2023		2022
		(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	29,553	Ps.	21,396	Ps.	19,665
Proximity Americas Division		16,239		13,387		9,931
Proximity Europe Division		2,270		1,654		544
Health Division		1,835		1,750		2,868
Fuel Division		398		186		157
Other (1)		774		238		1,245
Total (2)	Ps.	51,069	Ps.	38,611	Ps.	34,410

(1)Includes consolidation adjustments.
(2)The disposals of property, plant and equipment for 2024, 2023 and 2022 are for Ps. 150, Ps. 400, and Ps. 308, respectively.

Coca-Cola FEMSA
In 2024, 2023 and 2022 Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity; (ii) increasing distribution capacity and efficiency; (iii) placing coolers with retailers; (iv) returnable bottles and cases; and (v) information technology.
Proximity Americas Division
Proximity Americas Division’s principal investment activity is the construction and opening of new stores and refurbishment of existing stores, which are mostly OXXO Stores. During 2024, Proximity Americas Division opened 1,620 new stores, permanently closed 273 and acquired 249, resulting in 1,596 net new OXXO stores.
Proximity Americas Division invested Ps. 16,239 million in 2024 in the addition of new stores, warehouses and improvements to leased properties, renewal of equipment and information technology related investments.
Proximity Europe Division

Proximity Europe Division’s principal investment activity is the construction and opening of new stores and refurbishment of existing stores across Europe, as well as expansion and major maintenance of the production facilities.
Health Division
The Health Division’s principal investment activity is the opening and maintenance of new locations in the countries where it has operations. During 2024, the Health Division closed 20 net locations in Mexico and opened 207 net new locations in Chile, Colombia and Ecuador. The Health Division invested Ps. 1,835 million in 2024 in the addition of new locations, warehouses and improvements to leased properties and information technology investments.
Fuel Division
During 2024, the Fuel Division invested Ps. 398 million on capital expenditures, mainly in major maintenance and remodeling of service stations, and IT systems.
Regulatory Matters

We are subject to different regulations in each of the territories where we have operations. The adoption of new laws or regulations or changes in existing laws or regulations in the countries where we have operations may increase our operating and compliance costs or our liabilities, or impose restrictions on our operations which, in turn, may adversely affect our business, financial condition and results of operations. This section addresses the regulations most relevant to FEMSA and its business units; however, we are subject to many other applicable laws in the countries in which we have operations.

Regulatory matters related to Coca-Cola FEMSA are included in Item 4, pages 32-41, of Coca-Cola FEMSA’s Form 20-F filed on April 10, 2025, which pages in relevant part are hereby incorporated by reference.

Tax Reforms

Mexico
Pursuant to the amendments to Mexican tax laws effective January 1, 2022, Mexican issuers are jointly and severally liable for taxes payable on gains arising from the sale or disposition of their shares or securities representing their shares, as ADSs, by majority shareholders who are not residents of Mexico and do not have a permanent establishment in Mexico for tax purposes. As it relates to other Mexican non-residents who do not have a permanent establishment in Mexico for tax purposes, Mexican issuers are also jointly and severally liable to the extent that such issuers fail to provide certain information regarding such sale or disposition to Mexican tax authorities. For the purposes of this rule, “majority shareholders” shall be understood as shareholders who are identified in the reports submitted by the Mexican issuer to the CNBV annually as (i) directors or officers who directly or indirectly own 1.0% or more of the Mexican issuer’s share capital, (ii) shareholders who directly or indirectly own 5.0% or more of the Mexican issuer’s share capital, or (iii) within the ten largest shareholders of the Mexican share capital of the Mexican issuer based on direct ownership of the shares of the share capital. Although in some cases the Mexican tax authorities have indicated that this reporting obligation would only apply to transfers of shares or securities representing shares that result in a change of control, there are no established criteria or general interpretations in this regard issued by the Mexican tax authorities. There is currently no obligation on the part of Mexican non-residents to report to Mexican issuers their sales or disposals of shares or securities representing shares, which limits our ability to comply with our reporting obligations to Mexican tax authorities. Therefore, the amount of a potential tax liability is uncertain and difficult to determine given the lack of mechanisms and procedures to obtain the required information, including the application of any available tax treaty, applicable to the trading of publicly traded securities by Mexican non-residents.

Colombia
In December 2022, a new tax reform was approved in Colombia, which began to apply in 2023. The main changes were as follows:
•Introduction of an excise duty on beverages with added sugar based on the following timetable:
◦From November 1, 2023 to December 31, 2023, a tax of 18 Colombian pesos (approximately Ps. 0.08 as of December 31, 2023) was applied to beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 35 Colombian pesos (approximately Ps. 0.16 as of December 31, 2024) was applied to beverages with more than 10 grams of added sugar per 100 ml;

◦From January 1, 2024 to December 31, 2024, a tax of 28 Colombian pesos (approximately Ps. 0.13 to December 31, 2024) was applied to beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 55 Colombian pesos (approximately Ps. 0.25 as of December 31, 2024) was applied to beverages with more than 10 grams of added sugar per 100 ml; and
◦From January 1, 2025 to December 31, 2025, a tax of 38 Colombian pesos (approximately Ps. 0.17 as of December 31, 2024) will apply to beverages containing between 5 grams and 9 grams of added sugar per 100 ml and a tax of 65 Colombian pesos (approximately Ps. 0.30 as of December 31, 2024) will apply to beverages with more than 9 grams of added sugar per 100 ml.
•Introduction of a new tax on single-use plastics, with a rate of 0.00005 on one “Tax Value Unit” per gram of plastic. One Tax Value Unit is equivalent to 47,065 Colombian pesos (approximately Ps. 216.35 as of December 31, 2024). This new tax is applicable to our products that are not considered part of the basic shopping basket (currently, two of Coca-Cola FEMSA’s products fall into this category). However, this tax can be waived with a circular economy certification that will be issued in case recycled resin is incorporated into the packaging. In 2023, the Constitutional Court of Colombia issued a resolution (Resolution C-526/23) requiring that the producer of single-use plastics be responsible for the payment of this tax.
•Increase in the income tax rate as of January 1, 2023, from 20.0% to 35.0%, on taxable income obtained from free zones within Colombia. This change will take effect on January 1, 2026 if a free zone company has a revenue increase of 60.0% in 2022 compared to 2019. However, the Constitutional Court of Colombia ruled that this law will not apply to entities that obtained its approval to be considered a free zone company before December 13, 2022. Our Colombian subsidiary obtained such approval and was considered a free trade zone company prior to such date.
•Elimination of (i) the possibility of offsetting municipal sales taxes against income tax, and (ii) the “mega investment regime,” which previously allowed a reduction in the nominal rate by 8.0%.
•Increase in the occasional income tax rate from 10.0% to 15.0% applicable to sales of fixed assets and introduction of a stamp duty at a rate between 0.0% and 3.0%, on the sale price of real estate and other assets.
•Introduction of a minimum income tax rate of 15.0%, which must be calculated on the basis of adjusted financial profit or “adjusted income.” For entities that are required to calculate such minimum income tax, if such calculation results in a tax greater than 15.0%, such entity shall pay only the regular rate of income tax and if the result is less than 15.0%, such entity shall pay an additional amount to reach the rate of 15.0%.
•The rules of the Place of Effective Management are expanded to consider day-to-day activities in Colombia instead of testing only the place where concrete and key decisions are made.
•The income tax rate corresponding to dividends or shares received by (i) foreign companies or other entities without a principal domicile in the country, (ii) natural persons without residence in Colombia and (iii) illiquid successions of deceased persons who were not residents in Colombia, is increased from 10.0% to 20.0%.
•The discount in income tax for investments made in research, technological development or innovation is increased from 25.0% to 30.0%, in each case of the value invested in such projects in the taxable period in which the investment was made.
In February 2025, the Colombian government issued a decree containing temporary tax measures applicable from February 22, 2025 to December 31, 2025. Such decree imposes a stamp tax rate of 1.0% for public and private documents exceeding 6,000 Tax Value Units (approximately Ps. 1,373,517.90 as of December 31, 2024) that are subscribed, modified or extended and are granted or accepted in Colombia, or granted abroad but executed with Colombian jurisdiction. Several exemptions are applicable under certain circumstances. If the Colombian government decides to implement such tax measures on a permanent basis, relevant tax regulations will have to be amended accordingly.
Costa Rica
Until December 31, 2022, the producer or importer was responsible for collecting value-added taxes on carbonated beverages from supply chain participants, with an effective value-added tax rate for carbonated beverages of 15.8%. On January 1, 2023, a new tax reform came into effect to reintroduce the standard debt and credit system for producers, wholesalers, and retailers with a tax rate of 13.0%. Accordingly, our Costa Rican subsidiary is no longer responsible for collecting such tax throughout the entire supply chain.
Brazil
In early 2017, Brazil’s Federal Supreme Court ruled that value-added taxes would not be used as a basis for calculating federal sales tax, resulting in a reduction of federal sales tax. Our Brazilian subsidiaries initiated legal proceedings to determine their ability to calculate federal sales tax without using value-added tax as a basis, in accordance with the Federal Supreme Court’s ruling, and obtained a favorable resolution in 2019. Brazilian tax authorities appealed the decision and the Brazilian Federal Supreme Court denied the appeal in May 2021. Pursuant to the favorable 2019 resolution, the average federal sales tax rate was 14.6% on net sales in 2023 and 2024.
In December 2022, the Brazilian government published new transfer pricing rules, which became effective on January 1, 2024, aiming to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Co-operation and Development (the “OECD”). In addition, during 2023, the Brazilian government issued regulations establishing the guidelines required to comply with the new transfer pricing rules. As of the date of this report, no further regulation has been issued.
In March 2023, the value-added tax rate in the state of Paraná increased from 16.0% to 18.0%. As of January 1, 2024, the value-added tax rate in the state of Rio Grande do Sul was 18.0%. In April 2024, the value added tax rate in the state of Goias increased from 17.0% to 19.0%. On January 1, 2024, the state of Minas Gerais began to apply an additional charge of 2.0% on sales as a contribution to a poverty eradication fund.

In December 2023, the Brazilian government published an interim measure establishing the amount of tax credits subject to a final and unrepealable judicial decision, pursuant to which any credit exceeding 10 million Brazilian reais (approximately Ps.33.7 million as of December 31, 2024) can only be applied on a monthly basis up to 1/60 of the total value of the tax credit.
In December 2024, the Brazilian government published law #15.079, which established the Additional Social Contribution on Net Profit (“Additional CSLL”) and introduced the Qualified Minimum Domestic Complementary Tax (“QDMTT”) method, in alignment with the OECD’s Pillar 2 initiative. This Additional CSLL aims to guarantee a minimum taxation of 15% for large multinational groups and began applying in January 2025, with the first payment to be made in 2026. The interim measure was signed into law in May 2024.
Effective January 1, 2024, subsidies provided by municipalities or states will be subject to income and social contribution taxes at the combined tax rate of 34.0% and will be subject to other applicable taxes at a combined tax rate of 9.25%. In addition, the Brazilian federal government will grant an income tax credit of 25.0% on the municipal or state subsidies, limited to the lesser of (i) the amount of 25.0% of the tax benefit itself or (ii) 25.0% of the depreciation of such assets applied to approved development or expansion projects that generated such subsidy, provided certain conditions are met. In April 2024, a federal court in Brazil granted our Brazilian subsidiary a favorable precautionary measure (“liminar”) preventing the application of income and social contribution taxes on such subsidies.
Furthermore, in December 2023, the Brazilian government published a constitutional amendment enacting a broad tax reform that will replace the current indirect tax system in Brazil with a new system to be phased in starting on January 1, 2026 and fully adopted by 2033. The municipal service tax, state value-added tax and federal sales tax will be replaced by a dual value-added tax, composed of the federal “CBS” and the state and municipal “IBS.”This dual value-added tax will apply to all tangible and intangible goods, rights and services and will be calculated based on the amount charged at the location where goods are consumed or the rights or services are provided. The system will be non-cumulative, allowing tax credits from previous transactions. Initially, there will be a standard rate for all goods and services, with reductions ranging from 100.0% to a 30.0% discount for sectors such as education, health, public transportation and food products. Federal, state and municipal governments may define specific rates, and the final rate will be the sum of the IBS and CBS rates.
In December 2024, Congress approved the complementary law establishing the foundation of the new regulations, which was approved by the President in January 2025, with some vetoes yet to be reviewed. The reform also includes the creation of a Selective Tax (“IS”) on products such as sugary beverages starting in 2027. This tax will be single-phase (charged only once), will not generate tax credits, and will be included in the tax base of other levies. The federal production and sales tax will be reduced to zero, except for products from the Manaus Free Trade Zone, which has remained at a rate of 8.0% since May 2022. In 2025, further regulations detailing the dual value-added tax and IS rates will be issued. Additionally, the reform establishes five-year reviews of the combined CBS and IBS rates. If the total exceeds 26.5%, the government must propose a reduction to Congress.
Argentina
In June 2021 (effective retroactively from January 2021), the Argentine government increased the income tax rate to 35.0% for 2021 onwards and imposed a tax rate of 7.0% on dividends paid to non-resident shareholders and resident individuals.
In December 2023, the Argentine government issued an executive decree (Decree 29/2023) that increased the Program for an Inclusive and Supportive Argentina (“PAIS”) tax rate to 17.5%. This tax was in effect for five fiscal periods, from December 2019 to December 2024, and as of the date of this report it has not been renewed by the Argentine government.
Chile
On October 24, 2024, Law No. 21,713 was enacted, establishing rules to ensure compliance with tax obligations within the pact for economic growth, social progress and fiscal responsibility, reforming tax legislation in several aspects. The main modifications included:
•Modifications to the power of the Internal Revenue Service (“SII”) to assess the price or value assigned to the object of a sale or service, establishing a concept of “market value.” In addition, the concept of “legitimate business reason” is defined, considering that the appraisal power does not apply to the contributions of assets made in the context of a business group reorganization, provided that a series of copulative requirements are met and the operation has a legitimate business reason.
•Changes in the procedure and application of the General Anti-Avoidance Rule (“NGA”). An Executive Committee was created to evaluate the implementation of the NGA and to make recommendations to the director of the SII on its implementation.

•New rule to set an interest rate applicable to taxes paid after the deadline of 1.5% per month (18% per annum) that accrues on taxes paid after the applicable deadline. This default interest accrues and is calculated for each day of delay.
•Creation of the figure of the “anonymous whistleblower” as a collaborator in the investigation of tax crimes. Individuals who voluntarily collaborate with investigations of facts constituting tax crimes, provided that they meet certain requirements, will be entitled to receive 10% of the fine applied as a result of their collaboration.
•Audit of business groups by the SII, with effect for all the entities that make up such group.
•Change in the relationship rule to establish the control of entities under the Controlled Foreign Corporation, on the recognition of passive income abroad.
•Transitory tax amnesty to declare capital and income abroad, which establishes a single tax of 12% for taxpayers domiciled or resident in Chile, established or incorporated in the country prior to January 1, 2023, with respect to assets and income that are abroad but which, when having been subject to taxes in Chile, had not been duly declared or taxed.
•Incorporation of digital platforms as VAT taxpayers, assimilating them to digital service providers and subjecting them to the simplified taxation regime.
•Modifications to the VAT applicable to imports. Movable tangible property located abroad acquired by a person who is not a VAT taxpayer in Chile is understood to be located in Chile.
Ecuador
Due to recent developments in Ecuador, the government decreed the payment of a temporary contribution for the years 2024 and 2025, equivalent to 3.25% of the income tax base for the fiscal year 2022. Similarly, to finance measures to address the country’s internal conflict, the government decreed an increase in the VAT from 12.0% to 15.0%. It was expected that, by the end of the fiscal year 2024, the rate of the Currency Exit Tax ("ISD") would be reduced to 2.0%; however, the then current government eliminated this provision and there were increases that raised this tax to 3.5% and 5.0%. The profit attributable to new investments made during 2024 and 2023 can benefit from a 3.0% or 5.0% decrease in the calculation of income tax. Since 2024, a self-withholding regime (advance income tax) was established for large taxpayers where rates of between 1.25% and 2.25% of total sales were established for the pharmaceutical retail sector.
Antitrust Legislation
We are subject to antitrust legislation in the countries where we have operations. Certain relevant acquisitions or divestitures of businesses may be subject to the requirement to obtain certain authorizations from the relevant authorities.
The Federal Antitrust Law (Ley Federal de Competencia Económica) regulates monopolistic and anti-competitive practices in Mexico and requires approval of certain mergers and acquisitions that exceed certain amounts or that may have anti-competition effects. The Federal Antitrust Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. In 2025, a new regulatory agency will replace the COFECE, which will have technical and operational autonomy to oversee and sanction monopolistic and anticompetitive practices across all sectors and markets in Mexico. The new antitrust agency could regulate essential facilities, order the divestment of assets and eliminate barriers to competition, set higher fines for violations of the Federal Antitrust Law, implement important changes to rules governing mergers and anti-competitive behavior and limit the availability of legal defenses against the application of the law. As of the date of this report, the COFECE is the authority responsible for carrying antitrust regulatory functions in Mexico.

Price Controls
Voluntary price restraints or statutory price controls have been imposed historically in several of the countries where we have operations. Currently, we are subject to voluntary temporary price controls on fuel that are not material to our operations on a consolidated basis. Additionally, in 2020, the Argentine government imposed statutory price restraints with respect to certain of our products and the list of products to which the voluntary price restraints applies was expanded. Any changes to applicable law affecting prices could have an adverse effect on our business. See “Item 3. Key Information—Risk Factors—Risks Related to Our Company—Regulatory developments in the countries where we have operations may adversely affect our business, financial condition and results of operations.”

Environmental Regulations
We have an Environmental Management System (“EMS”) that includes environmental policies and procedures that intend to identify, address and minimize environmental risks, as well as to implement appropriate strategies for the use of clean and renewable energy, efficient use of water and waste management throughout the value chain of all of our operations. We have programs that seek to reduce energy use and diversify our portfolio of clean and renewable energy sources to reduce greenhouse gas emissions and contribute to the fight against climate change. In addition, we establish short-, medium-, and long-term goals and indicators for the use, management, confinement and/or disposal of energy, air emissions, water discharges, solid waste and hazardous materials.
In 2024, 65% of Proximity Americas Division’s total energy requirements in Mexico were obtained from renewable energy sources.
In all the countries where we have operations, we are subject to federal, state and local laws and regulations relating to the protection of the environment. In Mexico, the principal legislation is the Federal General Law for Ecological Equilibrium and Environmental Protection (Ley General de Equilibrio Ecológico y Protección al Ambiente, or the Mexican Environmental Law), and the General Law for the Prevention and Integral Management of Waste (Ley General para la Prevención y Gestión Integral de los Residuos) which are enforced by the Ministry of the Environment and Natural Resources (Secretaría del Medio Ambiente y Recursos Naturales, or SEMARNAT). SEMARNAT can bring administrative and criminal proceedings against companies that violate environmental laws, and it also has the power to close non-complying facilities. Under the Mexican Environmental Law, rules have been promulgated concerning water, air and noise pollution and hazardous substances.
Energy Regulations
In 2013, amendments and additions to the Mexican Constitution in matters of energy (the “Mexican Energy Reform”) came into effect. The Mexican Energy Reform opened the Mexican energy market to the participation of private parties including companies with foreign investment, allowing for FEMSA to participate directly in the retail of fuel products. Secondary legislation and regulation of the approved Mexican Energy Reform was implemented during 2016 and 2017. Prior to 2017, fuel retail prices were established by the Mexican executive power by decree and by the end of 2017 retail prices were fully deregulated and freely determined by market conditions. As part of the secondary legislation in connection with the Mexican Energy Reform, the Security, Energy and Environment Agency (the Agencia de Seguridad, Energia y Ambiente, or “ASEA”) was created as a decentralized administrative body of SEMARNAT. ASEA is responsible for regulating and supervising industrial and operational safety and environmental protection in the installations and activities of the hydrocarbons sector, which includes all our Fuel Division operations. Additionally, the CNE is the regulatory body responsible for the authorization of sale of fuel to the public at gas stations. We believe that the Fuel Division is in material compliance with the relevant ASEA and CNE regulations and administrative provisions.
Effective as of July 2020, the now extinct CRE approved an increase to transmission fees payable by entities that generate energy from renewable sources or efficient cogeneration sources. While this increase applies directly to the energy producers of such projects, end-users, such as ourselves, may face increases in our costs for energy consumption from such energy producers. A number of legal recourses against this increase were filed by the energy producers (including our energy providers). The matter was resolved in a definitive manner in favor of the energy producers, and, as a result, the increase to the transmission fees was not and will not be applied.

In October 2020, the now extinct CRE approved resolution RES/1094/2020, which modifies the existing rules for the amendment or assignment of power generation permits. This resolution limits the incorporation of new consumption centers to self-supply schemes, which was previously done in order to receive electric power from clean renewable sources at competitive prices. The now extinct CRE revoked such resolution in May 2024.

We are aware that the now extinct CRE launched investigations against certain private power generators that could result in the cancellation of such generators’ power supply permits. In the event any of those proceedings affect us due to the revocation of power supply permits from our energy suppliers, we would consider pursuing any available legal recourses. To date, through appropriate legal remedies, we have managed to contain an investigation by the now extinct CRE and the newly formed CNE into one of our energy supplier’s facilities.
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

In December 2024, a reform was published in the Mexican Federal Official Gazette (Diario Oficial de la Federación), establishing the creation of the Mexican National Energy Commission (Comisión Nacional de Energía), an agency of the Energy Secretariat (Secretaría de Energía), which will replace the CRE.

In February 2025, a legislative initiative was submitted to the Mexican Senate proposing the enactment of a new Electricity Sector Law (Ley del Sector Eléctrico). If approved, it will replace the Electricity Industry Law (Ley de la Industria Eléctrica), which has been in force since August 2014. The proposed law could introduce significant regulatory changes affecting the electricity sector, including modifications to market structure, generation, distribution, and private sector participation.

Health Regulations

México

General Health Law (Ley General de Salud)

On March 30, 2022, Articles 225 and 226 Bis 1 of the General Health Law were modified and now provides that the prescribers of medication are obliged to prescribe medication by generic names, avoiding the prescription of brand-name medication when a generic option is available in the market. While these modifications could potentially boost the sales of generic controlled (scheduled) medication, which is typically sold at lower retail prices, as of December 31, 2024, the Mexican government had yet to issue the necessary regulations required for the implementation of these amendments.

Colombia

Health Reform Bill (Ley de Reforma a la Salud)

Currently, the Congress of Colombia is discussing a health care bill which would substantially modify the conditions of their national health system and the operation framework of pharmacy centers. This bill includes a radical overhaul of the public healthcare insurance sector, and it eliminates the role of the Health Promoting Entities (Entidades Promotoras de Salud, or “EPS”) as intermediaries. The draft of the bill includes extensive measures to shift the focus of the health system towards primary and preventative care, particularly in rural and suburban areas of the country that are currently underserved. The EPS function as insurers, managing the patient care, but also enrolling the eligible population, collecting resources, and managing the resources assigned thereto. All these functions would be assumed by the Colombian government.

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

Pharmaceutical Bill II (Ley de Fármacos II)

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

Fintech Regulations

Our digital business initiatives are regulated through the Law to Regulate Financial Technology Institutions (Ley para Regular las Instituciones de Tecnología Financiera) enacted on March 2018, which establishes a regulatory framework for financial technology institutions that offer financial products through digital means and aims to promote financial inclusion, protect consumers, and foster competition in the Mexican financial sector. These services contemplate the issuance, administration and redemption of electronically registered money balances to make payments and transfers. Providing these services require an express authorization issued by the National Banking and Securities Commission together with the Ministry of Finance and Public Credit and the Banco de México.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is entirely qualified by reference to, our audited consolidated financial statements and the notes to those financial statements. Our consolidated financial statements were prepared in accordance with IFRS.
Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding our results of operation and financial position during the periods discussed in this section:
•On February 15, 2023, we announced our FEMSA Forward strategy, which is expected to continue creating value through a structure that focuses on our core businesses: retail, beverages, and digital. We believe these businesses have proven capabilities, financial strength and dynamic avenues for growth.
•Coca-Cola FEMSA’s results were affected by changes in economic conditions in Mexico and in the other countries where it has operations. Some of these economies are influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect those economies. Deterioration or prolonged periods of weak economic conditions in the countries where Coca-Cola FEMSA conducts operations may have, and in the past have had, a negative effect on the company on its results and financial condition. Coca-Cola FEMSA’s business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where it has operations. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for Coca-Cola FEMSA products, lower real pricing of its products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to Coca-Cola FEMSA of variable rate funding, which would have an adverse effect on its financial position.
•Proximity Americas Division navigated a dynamic consumer landscape throughout 2024. OXXO Mexico had a strong first half, with solid top-line and margin growth. However, as typically seen in an electoral year, the second half of the year was impacted by a weaker consumer environment, resulting in lower traffic. Nevertheless, the division saw a significant improvement in gross margin driven by higher commercial income revenue and continued growth in high-margin service categories. While operating expenses increased, effective expense management allowed operating margin to remain stable. In South America, expansion strategies varied by market. In Colombia and Brazil, the business continued its expansion with solid same-store sales growth, while in Chile and Peru, expansion was put on hold to focus on improving results. The division also benefited from an increase in average ticket, with mixed performance of the gathering-related consumer categories such as beer and groceries, offset by growth in soft drinks and other non-alcoholic beverages. Unfavorable effects are mainly explained by adverse weather conditions during part of the year and shifting economic conditions in Mexico. Despite this, Proximity Americas Division saw strong top line growth for OXXO operations in Mexico, reflecting store expansion on top of favorable growth of same-store sales. Furthermore, Proximity Americas Division increased its pace of expansion in Colombia and by entering the U.S. market. As of December 31, 2024 in Brazil, Proximity Americas Division’s joint venture with Raízen, Grupo Nós, accelerated its pace of expansion, reaching over 1,860 stores in Brazil, including 594 company-owned and operated OXXO stores.
•In 2024, the Proximity Europe Division achieved strong operating results, benefiting from positive development of its convenience business, strong performance in its B2B business, and reflecting the benefits of favorable exchange rate effects due to the depreciation of the Mexican peso. Strict cost management allowed Proximity Europe to improve results within a challenging economic environment. As of December 31, 2024, the Proximity Europe Division had reached 2,778 points of sale.
•The Fuel Division benefited from a sustained increase in consumer mobility coupled with volume growth across Mexico, which resulted in a strong growth of same-station sales during 2024. This increase, coupled with growth in our institutional and wholesale customer network, had a positive impact on the top line for the year. The Fuel Division will continue to keep a disciplined approach to expense management, capital deployment and efficiency.
•The Health Division delivered consolidated revenue growth, reflecting growth in our retail business in Colombia, stable results in Chile given a higher comparison base and against a weaker macroeconomic backdrop in Ecuador, partially offset by a challenging competitive environment in Mexico. Currency appreciation against the Mexican peso supported results. In Chile and Ecuador, the Health Division maintained relevant competitive positions in both markets, while in Colombia, it accelerated growth in its retail format. The Health Division will continue to seek opportunities to leverage its integrated scale to drive profitability, further accelerate its pace of expansion in Colombia, continue to navigate macroeconomic conditions in Ecuador and adapt to the competitive environment in Mexico, while also maintaining its relevant market position in Chile.
•Spin continued advancing its different business initiatives, accelerating its user growth across Mexico. It operated as a financial payments entity in Mexico, continuing to evolve its financial services value proposition and reaching new potential users. Spin also completed its acquisition of Conekta’s Cash Business, which powers OXXO Pay. OXXO Pay is a payment solution that allows customers to pay for their online purchases using cash or card at OXXO stores. We believe this will become a building block for Spin’s B2B fintech business vertical. Spin also continued evolving its customer loyalty program initiative by leveraging the strong market acceptance and growth pace of Spin Premia.
•As part of our FEMSA Forward strategy:
•in 2023, we sold 13.9% of economic interests in Heineken, retaining an economic interest of less than 1%;
•in October 2023, we merged Envoy Solutions with Brady Plus and retained an ownership stake of 37.08% in the combined entity;
•in December 2023, we classified certain Solistica businesses as held for sale, resulting in the Solistica Logistics Transaction entered into October 2024 and which we expect to close in the following months;

•in October 2024, we acquired 249 convenience stores located mainly in Texas, in the U.S., from Delek;

•in November 2024, we completed the divestment of our refrigeration and foodservice equipment operations, Imbera and Torrey;

•in January 2025, we divested our plastic solutions business.

See “Item 4. Information on the Company.”

•Our results of operation and financial position are affected by the economic and market conditions in the countries where our subsidiaries conduct their operations, particularly in Mexico. Changes in these conditions are influenced by a number of factors, including those discussed in “Item 3. Key Information—Risk Factors.”

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil, the U.S. and the other countries where we have operations. For the years ended December 31, 2024, 2023 and 2022, 64.4%, 65.0%, and 62.05% respectively, of our total sales were attributable to Mexico. The participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.
Our results are affected by the economic conditions in the countries where we conduct operations. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in the U.S. economy may affect the economies in which we have operations. Deterioration or prolonged periods of weak economic conditions in the countries where we conduct operations may have, and in the past have had, a negative effect on our company and a material adverse effect on our results and financial condition. Our business may also be significantly affected by the interest rates, inflation rates and exchange rates of the currencies of the countries where we have operations. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for Coca-Cola FEMSA’s products or the other products we carry in our stores, our services, lower real pricing of products or a shift to lower margin products, or a decrease in store traffic or average ticket. In addition, an increase in interest rates would increase the cost to us of variable rate funding, which would have an adverse effect on our financial position.
Beginning in the fourth quarter of 2023 and through 2024, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 16.33 per US$1.00, to a high of Ps. 20.86 per US$1.00. At December 31, 2024, the exchange rate (noon buying rate) was Ps. 20.8557 per US$1.00. On April 18, 2025 this exchange rate was Ps. 19.7175 per US$1.00. A depreciation of the Mexican peso or local currencies in the countries where we have operations relative to the U.S. dollar increases our cost of raw materials priced in U.S. dollars, including raw materials whose prices are set with reference to the U.S. dollar. In addition, a depreciation of the Mexican peso or local currencies in the countries where we have operations relative to the U.S. dollar will increase our U.S. dollar-denominated debt obligations, which could negatively affect our financial position and results of operation. However, this effect could be offset by a corresponding appreciation of our U.S. dollar-denominated cash position.

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
Future Impact of Recently Issued Accounting Standards not yet in Effect

For a description of the new IFRS and amendments to IFRS adopted during 2024, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards, see Note 29 to our audited consolidated financial statements.
Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2024, 2023 and 2022.

		Year Ended December 31,
	2024⁽¹⁾	2024		2023		2022
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$37,187	Ps.	775,551	Ps.	699,640	Ps.	595,543
Other operating revenues	289		6,034		3,052		1,465
Total revenues	37,476		781,585		702,692		597,008
Cost of goods sold	22,060		460,072		423,185		355,490
Gross profit	15,416		321,513		279,507		241,518
Administrative expenses	1,874		39,085		32,307		28,077
Selling expenses	10,163		211,966		188,732		149,145
Other income	172		3,588		13,102		1,051
Other expenses	453		9,440		6,252		2,896
Interest expense	959		20,002		14,916		15,853
Interest income	571		11,910		17,609		3,769
Foreign exchange gain (loss) , net	572		11,929		(9,849)		(3,696)
Gain on monetary position for subsidiaries in hyperinflationary economies	10		209		94		531
Market value loss on financial instruments	(101)		(2,109)		(440)		(706)
Income before income taxes and share in the profit of equity method accounted investees	3,191		66,547		57,816		46,496
Income taxes	1,219		25,433		12,971		13,275
Share in the (loss) profit of equity method accounted investees, net of income taxes	(48)		(993)		(406)		99
Net income from continuing operations	1,924		40,121		44,439		33,320
Net income from discontinued operations	6		115		32,238		1,423
Consolidated Net Income	$1,930	Ps.	40,236	Ps.	76,677	Ps.	34,743
Attributable to:
Controlling interest	1,283		26,735		65,689		23,909
Non-controlling interest	647		13,501		10,988		10,834
Consolidated Net Income	$1,930	Ps.	40,236	Ps.	76,677	Ps.	34,743

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps. 20.8557 to US$ 1.00, provided solely for the convenience of the reader.

The following table sets forth certain operating results, including intercompany transactions, by reportable segment under IFRS for each of our segments for the years ended December 31, 2024, 2023 and 2022.

	Year Ended December 31,
	2024		2023		2022		2024 vs 2023		2023 vs 2022
	(in millions of Mexican pesos,						Percentage Growth
	except margins)						(Decrease)
Net sales
Coca-Cola FEMSA	Ps.	279,030	Ps.	244,264	Ps.	226,222	14.2%		8.0%
Proximity Americas Division		307,131		278,443		233,886	10.3%		19.1%
Proximity Europe Division		49,755		43,552		9,809	14.2%		344.0%
Health Division		78,522		75,357		74,800	4.2%		0.7%
Fuel Division		65,302		58,437		51,759	11.7%		12.9%
Total revenues
Coca-Cola FEMSA		279,793		245,088		226,740	14.2%		8.1%
Proximity Americas Division		307,197		278,520		233,958	10.3%		19.0%
Proximity Europe Division		49,755		43,552		9,809	14.2%		344.0%
Health Division		79,755		75,358		74,800	5.8%		0.7%
Fuel Division		65,365		58,499		51,813	11.7%		12.9%
Cost of goods sold
Coca-Cola FEMSA		151,057		134,228		126,441	12.5%		6.2%
Proximity Americas Division		170,204		161,458		136,372	5.4%		18.4%
Proximity Europe Division		28,412		24,930		5,210	14.0%		378.5%
Health Division		55,714		52,859		52,817	5.4%		0.1%
Fuel Division		57,430		51,155		45,253	12.3%		13.0%
Gross profit
Coca-Cola FEMSA		128,736		110,860		100,300	16.1%		10.5%
Proximity Americas Division		136,993		117,062		97,586	17.0%		20.0%
Proximity Europe Division		21,344		18,622		4,599	14.6%		304.9%
Health Division		24,041		22,499		21,983	6.9%		2.3%
Fuel Division		7,935		7,344		6,560	8.0%		12.0%
Gross margin (1) (2)
Coca-Cola FEMSA		46.0%		45.2%		44.2%	0.8	p.p	1.0	p.p
Proximity Americas Division		44.6%		42.0%		41.7%	2.6	p.p	0.3	p.p
Proximity Europe Division		42.9%		42.8%		46.9%	0.1	p.p	(4.1)	p.p
Health Division		30.1%		29.9%		29.4%	0.2	p.p	0.5	p.p
Fuel Division		12.1%		12.6%		12.7%	(0.5)	p.p	(0.1)	p.p
Administrative expenses
Coca-Cola FEMSA		13,678		12,820		11,263	6.7%		13.8%
Proximity Americas Division		8,642		6,514		6,066	32.7%		7.4%
Proximity Europe Division		3,793		3,231		1,294	17.4%		149.7%
Health Division		4,348		2,788		2,918	56.0%		(4.5)%
Fuel Division		343		299		227	14.7%		31.7%
Selling expenses
Coca-Cola FEMSA		74,423		63,278		57,718	17.6%		9.6%
Proximity Americas Division		98,653		84,543		67,842	16.7%		24.6%
Proximity Europe Division		15,748		14,371		3,112	9.6%		361.8%
Health Division		16,144		16,404		15,139	(1.6)%		8.4%
Fuel Division		4,792		4,548		4,084	5.4%		11.4%
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes

Coca-Cola FEMSA	306	215	386	42.3%	(44.3)%
Proximity Americas Division	(623)	(611)	(276)	2.0%	121.4%

(1)Gross margin is calculated as gross profit divided by total revenues.
(2)As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).

Results from our Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
FEMSA Consolidated
FEMSA’s consolidated total revenues increased 11.2% to Ps. 781,585 million in 2024 compared to Ps. 702,692 million in 2023, reflecting growth across all of our business units. Coca-Cola FEMSA’s total revenues increased 14.2% to Ps. 279,793 million. Proximity Americas Division’s revenues increased 10.3% to Ps. 307,197 million, driven by an average increase of 4.2% in same-store sales and the addition of 1,596 net new stores during the year. Proximity Europe Division’s revenues increased 14.2% to Ps. 49,755 million for the consolidated period of 2024, reflecting growth across our B2B foodservice and retail business, as well as favorable currency translation effects. The Health Division’s revenues increased 5.8% to Ps. 79,755 million, reflecting the addition of 187 net locations across the Health Division’s territories and favorable currency translation effects, offset by a decrease of 0.3% in same-store sales. The Fuel Division’s revenues increased 11.7% to Ps. 65,365 million in 2024, driven by a 9.9% increase in same-station sales.

Consolidated gross profit increased 15.0% to Ps. 321,513 million in 2024 compared to Ps. 279,507 million in 2023. Gross margin increased 130 basis points to 41.1% of total revenues compared to 2023, reflecting gross margin expansion in Health, Proximity Americas and Coca-Cola FEMSA, offset by margin contractions at the Fuel and Proximity Europe Divisions.

Consolidated administrative expenses increased 21.0% to Ps. 39,085 million in 2024 compared to Ps. 32,307 million in 2023. As a percentage of total revenues, consolidated administrative expenses increased 40 basis points, from 4.6% in 2023 to 5.0% in 2024.

Consolidated selling expenses increased 12.3% to Ps. 211,966 million in 2024 as compared to Ps. 188,732 million in 2023. As a percentage of total revenues, selling expenses increased 20 basis points, from 26.9% in 2023 to 27.1% in 2024.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

During 2024, other income decreased to Ps. 3,588 million from Ps. 13,102 million in 2023, mainly driven by insurance rebates, recoveries of other years taxes, and foreign exchange gains, offset by lower amounts of equity instruments, lower gain on sales of long-lived assets, and lower dividends received from Heineken, as compared to 2023. See Note 20 of our Consolidated Financial Statements.

During 2024, other expenses increased to Ps. 9,440 million from Ps. 6,252 million in 2023. This increase reflects higher impairments of long-lived assets and severance payments. Additionally, other expenses include loss on sale of property, plant and equipment, donations, foreign exchange loss, recovery from prior years, items without tax requirements and contingencies associated with prior acquisitions. See Note 20 of our Consolidated Financial Statements.

Foreign exchange gain was Ps. 11,929 million in 2024 as compared to a loss of Ps. 9,849 million recorded during the same period of 2023, related to the effect of FEMSA’s U.S. dollar-denominated cash position impacted by the depreciation of the Mexican peso during 2024 relative to its appreciation in 2023. In addition, we recognized a higher gain in monetary position recording Ps. 209 million in 2024, compared to a Ps. 94 million during the previous year. The market value of financial instruments registered a loss of Ps. 2,109 million during 2024, as compared to a loss of Ps. 440 million in 2023. Net interest expense in 2024 was Ps. 8,092 million, compared to a net interest income of Ps. 2,693 million in 2023, mainly driven by a comparison base which included gains on derivative instruments in 2023, higher interest expense and a decrease in interest income from our cash position.

Our provision for income taxes in 2024 was Ps. 27,389 million which includes the provision for income taxes from continued operations of Ps. 25,433 million, and Ps. 1,956 million from discontinued operations. The effective tax rate from continued operations in 2024 was 37.1%, compared to 22.7% in 2023 when a deferred tax asset was recognized, which reduced the effective tax rate for that year. The increase for 2024 was mainly explained by a combination of charges, namely (i) a higher effective rate at Coca-Cola FEMSA due to adjustments in deferred tax assets and higher non-deductible expenses, (ii) non-recoverable tax losses from our Spin business and (iii) non-deductible impairment charges in the Proximity and Health Divisions, as well as a structurally higher effective tax rate due to increased non-deductible expenses. The effective tax rate from discontinued operations was 2.8% in 2024. See Note 25.8 of our Consolidated Financial Statements.

Share in the loss of equity accounted investees, net of taxes, resulted in a loss of Ps. 993 million in 2024 compared to Ps. 406 million in 2023, reflecting an increased loss in Grupo Nós, our joint venture in Brazil.

Despite improved operating results, consolidate net income was Ps. 40,236 million in 2024 compared to Ps. 76,677 million in 2023. This decrease is explained by (i) a challenging comparative base from full year 2023, which included the reclassification of FEMSA’s investment in Heineken to discontinued operations and subsequent sale; (ii) a lower interest income of Ps. 11,910 million compared to Ps. 17,609 million in 2023 attributable gains from the purchase of US$1.7 billion of debt during 2023, as well as lower cash balances; and (iii) a higher interest expense amounting to Ps. 20,002 million, compared to Ps. 14,916 million net of interest gains, reflecting a comparison base which included gains on derivative instruments in 2023. Consolidated net income was partially offset by a Ps. 11,929 foreign exchange gain, related to FEMSA’s U.S. dollar-denominated cash position, which was favorably impacted by the depreciation of the Mexican peso.

Coca-Cola FEMSA
The comparability of Coca Cola FEMSA’s financial and operating performance in 2024 as compared to 2023 was affected by the following factors: (1) translation effects from fluctuations in exchange rates and (2) its results in Argentina, whose economy meets the criteria to be considered a hyperinflationary economy. To translate the full-year results of Argentina for the years ended December 31, 2024 and 2023, Coca-Cola FEMSA used the exchange rate at December 31, 2024 of 1,032.00 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2023 of 808.45 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2024, as compared to the exchange rate at December 31, 2023, was 27.7%. In addition, the average depreciation of currencies used in its main operations relative to the U.S. dollar in 2024, as compared to 2023, was 7.9% for the Brazilian real and 3.0% for the Mexican peso, and an appreciation of 5.8% for the Colombian peso relative to the U.S. dollar.

Coca-Cola FEMSA’s consolidated total revenues increased by 14.2% to Ps. 279,793 million in 2024 as compared to 2023, mainly as a result of volume growth, revenue management initiatives and favorable mix effects.

Total sales volume increased by 4.4% to 4,224.6 million unit cases in 2024 as compared to 2023, driven mainly by growth in most of Coca-Cola FEMSA’s territories, including a strong performance in Mexico, Brazil and Guatemala, partially offset by volume decline in Argentina and Uruguay.

•In 2024, sales volume of Coca Cola FEMSA’s sparkling beverage portfolio increased by 4.3%, sales volume of Coca Cola FEMSA’s colas portfolio increased by 5.3%, and sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio increased by 0.2%, in each case as compared to 2023.

•Sales volume of Coca Cola FEMSA’s still beverage portfolio increased by 6.5% in 2024 as compared to 2023.

•Sales volume of Coca Cola FEMSA’s bottled water category, excluding bulk water, increased by 8.5% in 2024 as compared to 2023.

•Sales volume of Coca-Cola FEMSA’s bulk water category increased by 0.6% in 2024 as compared to 2023.

Consolidated average price per unit case increased by 9.7% to Ps. 64.23 in 2024, as compared to Ps. 58.54 in 2023, mainly as a result of revenue management initiatives and favorable mix effect. These factors were offset by the negative translation effect resulting from the depreciation of most of Coca-Cola FEMSA’s operating currencies relative to the Mexican peso.

Coca-Cola FEMSA’s cost of goods sold increased by 12.5% to Ps. 151,057 million in 2024 as compared to 2023 and had an effect on gross profit as further described below. Coca-Cola FEMSA's cost of goods sold as a percentage of total revenues decreased by 80 basis points to 54.0% in 2024 as compared to 2023. The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca-Cola FEMSA’s production facilities, wages and other labor costs associated with labor force employed at its production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of its products in local currency, net of applicable taxes. Packaging material purchases, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.
Coca-Cola FEMSA’s gross profit increased by 16.1% to Ps. 128,736 million in 2024 as compared to 2023, with a gross margin increase of 80 basis points as compared to 2023 to reach 46.0% in 2024. This gross margin increase was mainly driven by top-line growth, favorable packaging and sweetener costs, and hedging initiatives. These effects were partially offset by an increase in fixed costs and the depreciation of most of Coca-Cola FEMSA’s operating currencies as applied to U.S. dollar-denominated raw material costs, coupled with purchases of finished products and inventory write-offs in Brazil, both related to the floods that affected Coca-Cola FEMSA's plant in Porto Alegre.

Coca-Cola FEMSA’s administrative and selling expenses increased by 15.8% to Ps. 88,101 million in 2024 as compared to 2023. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues increased by 50 basis points to 31.5% in 2024 as compared to 2023, mainly driven by increased marketing, maintenance and labor expenses. In addition, Coca-Cola FEMSA’s recognized additional expenses related to the impact of hurricanes in Mexico and floods in Brazil. In 2024, Coca-Cola FEMSA continued investing across its territories to support marketplace execution and increase cooler coverage and production and distribution capacity.

Coca-Cola FEMSA recorded other expenses net of Ps. 719 million in 2024 as compared to Ps. 1,272 million in 2023. This decrease was mainly as a result of the recognition of insurance claims related to the impact of hurricanes in Mexico and floods in Brazil. These effects were partially offset by an increase in provisions for contingencies and a lower gain on sales of long-lived assets compared to 2023. In addition, Coca-Cola FEMSA recognized a non-cash foreign exchange loss, as compared to a foreign exchange gain in the previous year, mainly related to the depreciation of the Mexican peso. Finally, Coca-Cola FEMSA recognized additional expenses related to asset write-offs resulting from the impact of hurricanes in Mexico and floods in Brazil. For more information, see Notes 18 and 24.6 to Coca-Cola FEMSA's consolidated financial statements.

Coca-Cola FEMSA’s interest expense in 2024 was Ps. 7,532 million as compared to Ps. 7,102 million in 2023. This 6.1% increase was mainly driven by decrease in its interest rates in Argentina and Brazil, that were partially offset by an increase in the notional in U.S. dollar and Brazilian real, coupled with increases in interest rates in U.S. dollar and Mexican peso.

Coca-Cola FEMSA’s interest income in 2024 was Ps. 3,040 million as compared to Ps. 3,188 million in 2023. This was mainly driven by decreases in interest rates.

Coca-Cola FEMSA recorded a foreign exchange gain of Ps. 304 million as compared to a loss of Ps. 1,046 million recorded during the same period in 2023, as its cash exposure in U.S. dollars was positively impacted by the depreciation of the Mexican peso. In addition, Coca-Cola FEMSA recognized a higher gain in monetary position in inflationary subsidiaries, recording Ps. 216 million during 2024, as compared to a gain of Ps. 93 million during the previous year. This increase was driven mainly by an increase in liabilities in Argentina, which were favorably influenced by inflationary effects.

Coca-Cola FEMSA recorded a gain in the market value of financial instruments of Ps. 67 million during 2024, as compared to a gain of Ps. 169 million during 2023. This effect was driven mainly by increasing interest rates in Brazil as applied to its floating rate financial instruments.

In 2024, Coca-Cola FEMSA’s effective income tax rate increased to 32.7%, as compared to its effective income tax rate of 30.5% in 2023 due to adjustments in deferred tax assets and non-deductible expenses. For more information, see Note 23.1 to Coca-Cola FEMSA’s consolidated financial statements.

In 2024, Coca-Cola FEMSA recorded a gain of Ps. 306 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of PIASA, Coca-Cola FEMSA’s sugar producing associate in Mexico, as compared to a gain of Ps. 215 million registered during the previous year.

Coca-Cola FEMSA reported a net controlling interest income of Ps. 23,729 million in 2024, as compared to Ps. 19,536 million in 2023. This 21.5% increase was mainly driven by operating income growth, coupled with a decrease in

Coca-Cola FEMSA’s comprehensive financing result partially offset by an increase in its effective tax rate during the year.

Proximity Americas Division

Proximity Americas Division’s total revenues increased 10.3% to Ps. 307,197 million in 2024 compared to Ps. 278,520 million in 2023, reflecting an average increase in same-store sales of 4.2%, resulting from mixed performance of the gathering consumer goods category, including a challenging demand environment in beer and groceries, and traffic generally, which was offset by growth in soft drinks and still beverages, as well as the addition of 1,596 net new stores. This includes 249 stores from our acquisition of Delek’s retail operations in the USA, which we started consolidating in the fourth quarter of 2024. As of December 31, 2024, there were a total of 24,462 stores. As referenced above, OXXO same-store sales increased an average of 4.2% compared to 2023, driven by a 5.7% increase in average ticket, and by a 1.5% decrease in same-store traffic.

Cost of goods sold increased 5.4% to Ps. 170,204 million in 2024, compared to Ps. 161,458 million in 2023. Gross margin increased 260 basis points to reach 44.6% of total revenues. This increase reflects higher income from financial services, and strong commercial income dynamics. As a result, gross profit increased 17.0% to Ps. 136,993 million in 2024 compared with 2023.

Administrative expenses increased 32.7% to Ps. 8,642 million in 2024, compared to Ps. 6,514 million in 2023. As a percentage of sales, administrative expenses increased to 2.8% in 2024, from 2.3% in 2023. This increase reflects higher expenses related to the expansion of our store base. Selling expenses increased 16.7% to Ps. 98,653 million in 2024 compared with Ps. 84,543 million in 2023. As a percentage of sales, selling expenses increased to 32.1% in 2024 from 30.4% in 2023. This was driven by an increase in labor expenses resulting from labor reforms implemented in Mexico, including the minimum salary increase during 2024, partially offset by efficiencies within the store operations.

Proximity Europe Division

Proximity Europe Division’s total revenues for 2024 amounted to Ps. 49,755 million compared to Ps. 43,552 million in 2023, a 14.2% increase, reflecting strong promotional income, positive results in B2B foodservice and retail, and a relevant impact from the appreciation of European currencies against the Mexican peso. As of December 31, 2024, the Proximity Europe Division network was comprised of 2,778 points of sale.

Cost of goods sold amounted to Ps. 28,412 million, compared to Ps. 24,930 million in 2023, a 14.0% increase. Gross margin was 42.9% of total revenues, showing little change relative to the 42.8% gross margin reported in 2023. As a result, gross profit amounted to Ps. 21,344 million in the consolidated period of 2024 compared with 2023, reflecting a positive result in the B2B foodservice business, which represented a positive price-mix effect and higher promotional income.

Administrative expenses increased 17.4% to Ps. 3,793 million in 2024, compared to 3,231 million in 2023. As a percentage of sales, administrative expenses amounted to 7.6% in 2024, compared to 7.4% in 2023. This increase reflects higher lease and labor costs. Selling expenses amounted to Ps. 15,748 million compared to Ps. 14,371 million in 2023. As a percentage of sales, selling expenses amounted to 31.7% in 2024, from 33.0% in 2023. This decrease was explained by higher total revenues reflecting higher operating leverage, effective expense control, and certain one-time favorable effects.

Health Division
Health Division total revenues increased 5.8% to Ps. 79,755 million compared to Ps. 75,358 million in 2023, reflecting the addition of 187 net new locations during the period, as well as favorable currency dynamics. During 2024 same-store sales decreased 0.3%, reflecting a challenging competitive environment in Mexico and stable trends in Ecuador, offset by: (i) a positive foreign currency exchange effect against the Mexican peso; (ii) continued expansion of our retail format in Colombia; and (iii) a sustained stable performance in Chile.

Cost of goods sold increased 5.4% to Ps. 55,714 million in 2024, compared with Ps. 52,859 million in 2023. Gross margin increased 20 basis points to reach 30.1% of total revenues, which was mainly driven by: (i) strategic commercial efforts and proactive cost management, (ii) sustained efficiencies leveraged through our centralized purchasing office that enabled optimizing procurement, and (iii) higher retail sales in Colombia, which benefited from structurally higher margins, partially offset by lower sales in our operations in Mexico. Gross profit increased 6.9% compared to 2023, reaching Ps. 24,041 million in 2024.

Administrative expenses increased 56.0% to Ps. 4,348 million in 2024, compared with Ps. 2,788 million in 2023. As a percentage of sales, administrative expenses increased to 5.5% in 2024 from 3.7% in 2023. This increase reflects expenses incurred from higher labor costs, utilities and expansion of stores. Selling expenses decreased 1.6% to Ps. 16,144 million in 2024 compared with Ps. 16,404 million in 2023. As a percentage of sales, selling expenses reached 20.6% in 2024, a 120 basis points improvement from 21.8% reached in 2023. This decrease was explained by a higher comparison base against 2023, mostly explained by a reserve for potential uncollectible account receivables in the aggregate amount of Ps. 527 million in Colombia recorded in 2023.

Fuel Division
Fuel Division total revenues increased 11.7% to Ps. 65,365 million in 2024 compared to Ps. 58,499 million in 2023, reflecting a 9.9% average increase in same-station sales, and increases in our institutional and wholesale customers and growth in volume and price throughout the year. As of December 31, 2024, there were a total of 571 OXXO Gas service stations. The same-station sales increase reflected a 5.0% increase in the average price per liter, coupled with a 4.6% increase in average volume.

Cost of goods sold increased 12.3% to Ps. 57,430 million in 2024, compared to Ps. 51,155 million in 2023. Gross margin decreased 50 basis points to reach 12.1% of total revenues. This decrease reflects a negative mix impact driven by an increase in our institutional and wholesale customer sales, partially offset by cost efficiencies and revenue management initiatives. Gross profit increased 8.0% to Ps. 7,935 million in 2024 compared with 2023.

Administrative expenses increased 14.7% to Ps. 343 million in 2024, compared to Ps. 299 million in 2023. As a percentage of sales, administrative expenses remained stable at 0.5% in 2024 compared to 0.5% in 2023, reflecting a positive operating leverage. The increase in aggregate administrative expenses reflects OXXO Gas organic growth, offset by tight expense control and increased expense efficiencies. Selling expenses increased 5.4% to Ps. 4,792 million in 2024 compared with Ps. 4,548 million in 2023. As a percentage of sales, selling expenses decreased 50 basis points to 7.3% in 2024.

Results from our Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

FEMSA Consolidated

FEMSA’s consolidated total revenues increased 17.7 % to Ps. 702,692 million in 2023 compared to Ps. 597,008 million in 2022, reflecting growth across all of our business units. Coca-Cola FEMSA’s total revenues increased 8.1% to Ps. 245,088 million. Proximity Americas Division’s revenues increased 19.0% to Ps. 278,520 million, driven by an average increase of 14.2% in same-store sales and the addition of 1,408 net new stores during the year. Proximity Europe Division’s revenues amounted to Ps. 43,552 million for the consolidated period of 2023. The Health Division’s revenues increased 0.7% to Ps. 75,358 million reflecting the addition of 379 net locations across the Health Division’s territories and an increase of 6.1% in same-store sales, partially offset by currency translation effects. The Fuel Division’s revenues increased 12.9% to Ps. 58,499 million in 2023, driven by a 7.8% increase in same-station sales.

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

Foreign exchange loss was Ps. 9,849 million in 2023 as compared to a loss of Ps. 3,696 million recorded during the same period of 2022, related to the effect of FEMSA’s U.S. dollar-denominated cash position impacted by the appreciation of the Mexican peso during 2023.

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

Our provision for income taxes in 2023 was Ps. 27,290 million which includes the provision for income taxes from continued operations of Ps. 12,971 million, and Ps. 14,319 million from discontinued operations. The effective tax rate from continued operations in 2023 was 22.7%, compared to 33.0% in 2022 mainly explained by higher deductible taxes driven by a tax deductible component that resulted from an exchange loss related to our cash position in dollars. The effective tax rate from discontinued operations was 3.6% in 2023. See Note 25.8 of our Consolidated Financial Statements.

Share in the loss of equity accounted investees, net of taxes, resulted in a loss of Ps. 406 million in 2023 compared to Ps. 99 million in 2022, reflecting a non-recurring loss in Grupo Nós, our joint venture in Brazil .

Consolidated net income was Ps. 76,677 million in 2023 compared to Ps. 34,743 million in 2022, reflecting (i) higher net income from discontinued operations of Ps. 32,238 million, mainly reflecting the divestiture of FEMSA’s investment in Heineken, as part of the FEMSA Forward strategy announced on February 15, 2023, as well as the accounting re-measurement from equity method to fair value of FEMSA’s investment in Heineken, Solistica and other non-core businesses, and (ii) higher other income net of Ps. 6,850 million mainly resulting from the recognition of Heineken dividends in the change on accounting method, and the divestment of FEMSA’s minority stake in Jetro Restaurant Depot. These factors were partially offset by other expenses related to impairments of long-lived assets. Consolidated net income was partially offset by a Ps. 9,849 non-cash foreign exchange loss, related to FEMSA’s U.S. dollar-denominated cash position as impacted by the appreciation of the Mexican peso.

Coca-Cola FEMSA

The comparability of Coca Cola FEMSA’s financial and operating performance in 2023 as compared to 2022 was affected by the following factors: (1) translation effects from fluctuations in exchange rates; (2) Coca-Cola FEMSA’s results in Argentina, whose economy meets the criteria to be considered a hyperinflationary economy and (3) the ongoing integration of mergers and acquisitions completed in recent years, specifically the acquisitions of CVI in Brazil in January 2022. To translate the full-year results of Argentina for the years ended December 31, 2023 and 2022, Coca-Cola FEMSA used the exchange rate at December 31, 2023 of 808.45 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2022 of 177.16 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2023, as compared to the exchange rate at December 31, 2022, was 356.3%. In addition, the average appreciation of currencies used in Coca-Cola FEMSA's main operations relative to the U.S. dollar in 2023, as compared to 2022, was 3.3% for the Brazilian real and 11.7% for the Mexican peso, and a depreciation of 1.6% for the Colombian peso relative to the U.S. dollar.

Coca-Cola FEMSA’s consolidated total revenues increased by 8.1% to Ps. 245,088 million in 2023 as compared to 2022, mainly as a result of volume growth, revenue management initiatives and favorable mix effects. These effects were partially offset by unfavorable currency translation effects from most of Coca Cola FEMSA’s operating currencies into Mexican pesos.

Total sales volume increased by 7.8% to 4,047.8 million unit cases in 2023 as compared to 2022, driven mainly by growth in all of Coca Cola FEMSA’s territories, including a strong performance in Mexico, Brazil, Colombia and Guatemala in 2023.

•In 2023, sales volume of Coca Cola FEMSA’s sparkling beverage portfolio increased by 5.2%, sales volume of Coca Cola FEMSA’s colas portfolio increased by 6.1%, and sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio increased by 2.0%, in each case as compared to 2022.

•Sales volume of Coca Cola FEMSA’s still beverage portfolio increased by 6.5% in 2023 as compared to 2022.

•Sales volume of Coca Cola FEMSA’s bottled water category, excluding bulk water, increased by 17.6% in 2023 as compared to 2022.

•Sales volume of Coca-Cola FEMSA’s bulk water category increased by 24.6% in 2023 as compared to 2022.

Consolidated average price per unit case decreased by 0.4% to Ps. 58.54 in 2023, as compared to Ps. 58.75 in 2022, mainly as a result of the negative translation effect resulting from the depreciation of most of Coca-Cola FEMSA’s operating currencies relative to the Mexican peso. This was partially offset by favorable mix effects and revenue management initiatives.

Coca-Cola FEMSA’s cost of goods increased by 6.2% to Ps. 134,228 million in 2023 as compared to 2022 and had an effect on its gross profit for this reporting segment as further described below. Cost of goods sold as a percentage of total revenues in this segment decreased by 100 basis points to 54.8% in 2023 as compared to 2022.

Coca-Cola FEMSA's gross profit increased by 10.5% to Ps. 110,860 million in 2023 as compared to 2022, with a gross margin increase of 100 basis points as compared to 2022 to reach 45.2% in 2023. This gross margin increase was mainly driven by Coca-Cola FEMSA’s top-line growth, declining packaging costs, and favorable raw material hedging initiatives. These effects were partially offset by higher sweetener costs across Coca-Cola FEMSA’s territories.

The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca Cola FEMSA’s production facilities, wages and other labor costs associated with labor force employed at Coca-Cola FEMSA’s production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of Coca Cola FEMSA’s products in local currency, net of applicable taxes. Packaging material purchases, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Coca-Cola FEMSA’s administrative and selling expenses increased by 10.3% to Ps. 76,098 million in 2023 as compared to 2022. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues increased by 60 basis points to 31.0% in 2023 as compared to 2022, mainly driven by increased marketing, maintenance and labor expenses. In 2023, Coca-Cola FEMSA’s continued investing across its territories to support marketplace execution, increase its cooler coverage, and increase its production capacity.

Coca-Cola FEMSA recorded other expenses net of Ps. 1,272 million in 2023 as compared to Ps. 983 million in 2022, this increase was mainly as a result of an increase in provisions for contingencies and a lower gain on sales of long-lived asset compared to 2022. These effects were partially offset by an operating foreign exchange gain in Mexico as a result of the appreciation of the Mexican peso. For more information, see Notes 18 and 24.6 to Coca-Cola FEMSA’s consolidated financial statements.

Coca-Cola FEMSA’s interest expense in 2023 was Ps. 7,102 million as compared to Ps. 6,500 million in 2022. This 9.3% increase was mainly driven by increases in interest rates that were partially offset by repayments of debt in Mexican pesos and U.S. dollars.

Coca-Cola FEMSA’s interest income in 2023 was Ps. 3,188 million as compared to Ps. 2,411 million in 2022. This was mainly driven by an increase in interest rates.

Coca-Cola FEMSA recorded a foreign exchange loss of Ps. 1,046 million as compared to a loss of Ps. 324 million recorded during the same period in 2022, as Coca-Cola FEMSA’s cash exposure in U.S. dollars was negatively impacted by the appreciation of the Mexican peso. In addition, Coca-Cola FEMSA recognized a lower gain in monetary position in inflationary subsidiaries, recording Ps. 93 million during 2023, as compared to a gain of Ps. 536 million during the previous year. This decrease was driven mainly by the significant depreciation of the Argentine Peso during 2023.

Coca-Cola FEMSA recorded a gain in the market value of financial instruments of Ps. 169 million during 2023, as compared to a loss of Ps. 672 million during 2022. This effect was driven mainly by declining interest rates in Brazil as applied to our floating rate financial instruments.

In 2023, Coca-Cola FEMSA’s effective income tax rate increased to 30.50%, as compared to Coca-Cola FEMSA's effective income tax rate of 25.4% in 2022 mainly as a result of lower favorable effects in 2023 in the deferred tax, compared to the favorable effects that were recognized in the previous year. For more information, see Note 23.1 to Coca-Cola FEMSA’s consolidated financial statements.

In 2023, Coca-Cola FEMSA recorded a gain of Ps. 215 million in the share in the profit of equity accounted investees, net of taxes, mainly due to the results of Jugos del Valle, Coca-Cola FEMSA’s associate in Mexico and Fountain Agua Mineral LTDA, as compared to a gain of Ps. 386 million registered during the previous year.

Coca-Cola FEMSA reported a net controlling interest income of Ps. 19,536 million in 2023, as compared to Ps.19,034 million in 2022. This 2.6% increase was mainly driven by operating income growth, partially offset by an increase in Coca-Cola FEMSA’s effective tax rate during the year.

Proximity Americas Division

Proximity Americas Division’s total revenues increased 19.0% to Ps. 278,520 million in 2023 compared to Ps. 233,958 million in 2022, reflecting an average increase in same-store sales of 14.2%, resulting from strong performance of the gathering consumer goods category, including beer, snacks and spirits, as well as the sustained recovery of mobility-driven occasions, and the addition of 1,408 net new stores. As of December 31, 2023, there were a total of 22,866 OXXO stores. As referenced above, OXXO same-store sales increased an average of 14.2% compared to 2022, driven by a 8.0% increase in average ticket, and by a 5.8% increase in same-store traffic.

Cost of goods sold increased 18.4% to Ps. 161,458 million in 2023, compared to Ps. 136,372 million in 2022. Gross margin increased 30 basis points to reach 42.0% of total revenues. This increase reflects higher income from financial services, and a healthy commercial income dynamic. As a result, gross profit increased 20.0% to Ps. 117,062 million in 2023 compared with 2022.

Administrative expenses increased 7.4% to Ps. 6,514 million in 2023, compared to Ps. 6,066 million in 2022. As a percentage of sales, administrative expenses decreased to 2.3% in 2023, from 2.6% in 2022. This decrease reflects administrative enduring expense efficiencies and tight expense control. Selling expenses increased 24.5% to Ps. 84,493 million in 2023 compared with Ps. 67,842 million in 2022. As a percentage of sales, selling expenses increased to 30.4% in 2023 from 28.9% in 2022. This was driven by an increase in labor expenses resulting from labor reforms implemented in Mexico during 2023, partially offset by efficiencies within store operations.

Proximity Europe Division

Proximity Europe Division’s total revenues for 2023 amounted to Ps. 43,552 million. As of December 31, 2023, the Proximity Europe Division network was comprised of 2,808 points of sale.

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

Health Division

Health Division total revenues increased 0.7% to Ps. 75,358 million compared to Ps. 74,800 million in 2022, reflecting the addition of 379 net new locations during the period. This was driven by a same-store sale increase of 6.1%, reflecting positive trends in our operations in Colombia and Ecuador and stable trends at our Chilean and Mexican operations, partially offset by: (i) a foreign currency exchange effect against the Mexican peso; (ii) a demanding comparison base in Mexico and Chile; and (iii) a challenging competitive environment in Mexico. As of December 31, 2023, there were a total of 4,474 drugstores in Mexico, Chile, Colombia and Ecuador.

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

Liquidity and Capital Resources

Liquidity

As of December 31, 2024, 55% of our outstanding consolidated total indebtedness was at the level of our operating subsidiaries. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. We have historically incurred indebtedness at FEMSA in connection with significant acquisitions or capital expenditures or other transactions at our operating subsidiaries other than Coca-Cola FEMSA. Our principal source of liquidity has been cash flows from our operations. We have traditionally been able to rely on cash generated from the sales of Coca-Cola FEMSA and Proximity Americas Division, as well as the Fuel Division, whose sales are typically conducted on a cash basis or under short-term credit terms. For the year ended December 31, 2024, our net cash flow from operating activities before changes in working capital was Ps. 106,282 million. We always try to maintain sufficient cash flow to meet our short-term operating costs and short-term debt obligations by using our resources efficiently. For the year ended December 31, 2024, we had a negative working capital cash flow of Ps. 9,329 million. Further, this is related with supplier credit net of increase in accounts receivable due to seasonality and inventory purchases, in order to meet growth in anticipated sales, which is a significant cash requirement in our operation. We expect our working capital to be sufficient for our current operating cash requirements. However, our operating subsidiaries generally incur short-term indebtedness or are financed by balances at the holding company level if they are temporarily unable to finance operations or meet any capital requirements with cash from operations.

Other major cash requirements include obligations to support our ongoing operation, which consist primarily of salary and commissions expenses for employees and contractual obligations for our lease agreements mainly in Proximity Americas Division, Proximity Europe Division and Health Division. Additionally, we must face the repayment obligations with our debt holders through periodic payments, which include both principal and interest. We disclose the maturity dates associated with our short- term and long-term financial liabilities as of December 31, 2024, in Note 19 of our audited consolidated financial statements. We generally make payments associated with our financial obligations with cash generated from our operations.
Other principal uses of cash have generally been for capital expenditures, acquisitions, and dividend payments. We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and capital stock.
If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we expect to continue financing our operations and capital requirements (e.g., acquisitions, investments or capital expenditures) with cash on hand, and domestic and international funding through bank loans at the level of our operating subsidiaries. Other than in these instances, it is generally more convenient that our foreign operations be financed directly through us because of the more favorable terms of our financing market conditions. Nonetheless, operating subsidiaries may decide to incur indebtedness in the future to finance their operations and capital requirements of our subsidiaries or significant acquisitions, investments, or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.
A major decline in the business of any of our operating subsidiaries may affect the operating subsidiaries’ ability to fund our capital requirements. A significant and prolonged deterioration of the economies in which we have operations or in our businesses may affect our ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to our management.
As of December 31, 2024, 2023 and 2022, our supplier financing was as detailed in the table below.

	2024		2023
Carrying amount of trade payables that are part of a supplier finance arrangement	Ps.	10,590	Ps.	2,416
Of which suppliers have received payment		22,001		823

January 01, 2023
Ps.	3,697
2,831
For more information, see Note 21.11 to our consolidated financial statements.
The following is a summary of the principal sources and uses of cash for the years ended December 31, 2024, 2023 and 2022 from our consolidated statement of cash flows:
Principal Sources and Uses of Cash
Years ended December 31, 2024, 2023 and 2022
(in millions of Mexican pesos)

	2024		2023		2022
Net cash generated by operating activities	Ps.	71,510	Ps.	49,679	Ps.	72,576
Net cash (used in) generated by investing activities		(33,122)		132,292		(46,432)
Net cash used in financing activities		(84,049)		(92,552)		(35,898)
Dividends paid		(25,080)		(18,798)		(17,506)

Principal Sources and Uses of Cash for the Year ended December 31, 2024 Compared to the Year Ended December 31, 2023
Our net cash generated by operating activities increased Ps. 21,831 million to Ps. 71,510 million in 2024 compared to Ps. 49,679 million in 2023. This was primarily the result of:
•An increase in cash flow of Ps. 15,347 million from operating activities before changes in operating working capital accounts, mainly due to the improved operating results at top line across all our business units in 2024, compared to 2023;
•A negative change in working capital of Ps. 6,286 million due to supplier credit net of increase in accounts receivable and inventory purchases, as compared to 2023; and
•An increase in cash flow of Ps. 11,048 million from discontinued operations, as compared to 2023.

Our net cash used in investing activities was Ps. 33,122 million for the year ended December 31, 2024, compared to Ps. 132,292 million generated by investing activities for the year ended December 31, 2023, representing an overall decrease in cash outflows related to investing activities of Ps. 165,414 million. This was primarily the result of:
•Lower cash inflows of Ps. 140,634 million due to the divestment of Imbera and Torrey, as well as the inflows for the receivable of Jetro Restaurant Depot in 2024, as compared to the divestment of Heineken, Envoy Solutions and Jetro Restaurant Depot in 2023;
•Lower cash outflows of Ps. 17,985 million due to lower purchases of cash investments in 2024, as compared to 2023;
•Higher cash outflows of Ps. 3,731 million due to higher business acquisitions in 2024, as compared to 2023;
•Higher cash outflows of Ps. 9,193 million due to higher capital expenditures in 2024, as compared to 2023; and
•Higher cash outflows of Ps. 31,433 million related with discontinued operations, as compared to 2023.

Our net cash used in financing activities was Ps. 84,049 million for the year ended December 31, 2024, compared to Ps. 92,552 million used in financing activities for the year ended December 31, 2023, an overall decrease in cash outflows related to financing activities of Ps. 8,503 million. This was primarily due to:
•Cash outflows of Ps. 20,311 million due to shares repurchase in 2024 as part of our capital allocation strategy;
•Lower cash inflows of Ps. 10,031 million mainly due to lower proceeds from bank loans and notes payable in 2024 of Ps. 1,207 million, as compared to Ps. 11,238 million in 2023;
•Lower cash outflows of Ps. 37,057 million due to lower payments of bank loans and notes payable in 2024 of Ps. 6,364 million, as compared to Ps. 43,421 million in 2023; and
•Lower cash outflows of Ps. 1,984 million due to lower interest payments in 2024, amounting to Ps. 8,603 million as compared to 10,587 million in 2023.

Principal Sources and Uses of Cash for the Year ended December 31, 2023 Compared to the Year Ended December 31, 2022
This analysis can be found in Item 5 of our annual report on Form 20-F for fiscal year 2023.
Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2024 was Ps. 148,204 million compared to Ps. 136,824 million in 2023. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 9,053 million and Ps. 139,151 million, respectively, as of December 31, 2024, as compared to Ps. 8,451 million and Ps. 128,373 million, respectively, as of December 31, 2023 . Cash and cash equivalents were Ps. 139,834 million as of December 31, 2024, as compared to Ps. 165,112 million as of December 31, 2023.
In March 2023, we completed a tender offer to purchase, for cash, certain of our outstanding 3.500% Senior Notes due 2050, 4.375% Senior Notes due 2043, 0.500% Senior Notes due 2028, and 1.000% Senior Notes due 2033. As a result of this offer, we acquired approximately US$943,054,000 principal amount (settlement price US$709,912,000) of 3.500% Senior Notes due 2050, US$147,170,000 principal amount (settlement price US$127,975,000) of 4.375%

Senior Notes due 2043, €406,531,000 principal amount (settlement price €345,047,000) of 0.500% Senior Notes due 2028, and €259,188,000 principal amount (settlement price €194,777,000) of 1.000% Senior Notes due 2033. In November 2023, we completed a tender offer to purchase, for cash, any and all of our outstanding 4.375% Senior Notes due 2043 denominated in U.S. dollars. As a result of this offer, we acquired approximately US$126,799,000 principal amount (settlement price US$114,146,000) of 4.375% Senior Notes due 2043.
In July 2024, we completed a tender offer to reduce our indebtedness by purchasing for cash certain of our outstanding 3.500% Senior Notes due 2050. As a result of this offer, we acquired approximately US$206,762,000 principal amount (settlement price US$ 164,363,000) of 3.500% Senior Notes due 2050.

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2024.

	Maturity
	Less than						In excess
	1 year		1-3 years		3-5 years		of 5 years		Total
	(in millions of Mexican pesos)
Short-Term Debt
Mexican pesos	Ps.	650	Ps.	—	Ps.	—	Ps.	—	Ps.	650
Colombian pesos		759		—		—		—		759
Chilean pesos		1,682		—		—		—		1,682
Uruguayan pesos		46		—		—		—		46
Argentine pesos		638		—		—		—		638
Long-Term Debt
Mexican pesos		2,803		13,478		10,629		13,977		40,887
Brazilian reais		6		3		—		—		9
U.S. dollars		138		2,331		—		79,316		81,785
Euro		—		10,457		6,223		5,068		21,748
Interest payments (1)
Mexican pesos		409		1,236		1,372		821		3,838
Brazilian reais		—		1		—		—		1
Colombian pesos		79		—		—		—		79
U.S. dollars		9		119		—		2,657		2,785
Argentine pesos		320		—		—		—		320
Chilean pesos		108		—		—		—		108
Euro		—		274		31		51		356
Uruguayan pesos		5		—		—		—		5
Interest rate swaps and cross currency swaps (2)
Mexican pesos		1,227		3,296		4,104		6,729		15,356
U.S. dollars		1,207		8,807		2,280		30,247		42,541
Colombian pesos		155		63		—		—		218
Brazilian reals		1,349		2,295		1,326		653		5,622
Chilean pesos		—		108		—		—		108
Euro		—		279		—		—		279
Commodity price contracts
Sugar (3)		3,108		2,654		—		—		5,762
Aluminum (3)		828		—		—		—		828
PX+MEG (3)		72		—		—		—		72
Diesel (3)		22		—		—		—		22
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment		2,033		2,654		2,660		7,064		14,411
Lease liabilities		22,011		—		69,385		66,553		157,949
Other long-term liabilities (4)		—		—		—		14,033		14,033

(1)Interest was calculated using long-term debt outstanding and interest rates in effect on December 31, 2024 without considering interest rate swap agreements. The debt and applicable interest rates in effect are shown in Note 19 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 20.8557 per US$1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2024.
(2)Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross-currency swaps applied to long-term debt as of December 31, 2024, and the market value of the unhedged cross-currency swaps.
(3)Reflects the notional amount of the futures and forward contracts used to hedge sugar, aluminum, PX + MEG and diesel cost with a fair value liability of Ps. 296 million. See Note 21.5 to our audited consolidated financial statements.
(4)Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflect those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control; therefore, these liabilities have been considered to have a maturity of more than five years.

As of December 31, 2024, Ps. 9,053 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).
As of December 31, 2024, our consolidated average cost of borrowing, after giving effect to the cross-currency and interest rate swaps, was approximately 7.2%, as compared to 7.0% at December 31, 2023 (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2024, after giving effect to cross-currency swaps, approximately 52.2% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 28.2% in U.S. dollars, 9.5% in Brazilian reais, 7.3% in euros, 1.2% in Colombian pesos, 1.2% in Chilean pesos and the remaining 0.4% in Argentine pesos.
Overview of Debt Instruments
The following table shows the allocations of total debt of our company as of December 31, 2024:

	Total Debt Profile of the Company
	FEMSA and		Coca-Cola		Proximity		Health		Total
	Others		FEMSA		Americas		Division		Debt
	In millions of Mexican pesos
Short-term Debt
Mexican pesos:
Bank loans	Ps.	—	Ps.	—	Ps.	650	Ps.	—	Ps.	650
Colombian pesos:
Bank Loans		—		759		—		—		759
Chilean pesos:
Bank Loans		—		—		—		1,682		1,682
Argentine pesos:
Bank loans		—		638		—		—		638
Uruguayan pesos:
Bank loans		—		46		—		—		46
Long-term Debt (1)
Mexican pesos:
Bank loans		—		—		3,023		—		3,023
Senior notes		9,261		28,603		—		—		37,864
U.S. dollars:
Bank loans		—		138		—		2,331		2,469
Senior Notes		35,812		43,504		—		—		79,316
Brazilian reais:
Bank Loans		—		9		—		—		9
Euros:
Senior unsecured notes		21,748		—				—		21,748
Total Debt	Ps.	66,821	Ps.	73,697	Ps.	3,673	Ps.	4,013	Ps.	148,204
Average Cost (2)
Mexican pesos		9.1%		8.7%		13.3%		—		9.1%
U.S. dollars		2.7%		4.2%		—		5.1%		3.4%
Euros		2.6%		—		—		—		2.6%
Brazilian reais		—		9.8%		—		—		9.8%
Argentine pesos		—		50.1%		—		—		50.1%
Colombian pesos		—		8.1%		—		—		8.1%
Chilean pesos		—		—		—		6.4%		6.4%
Uruguayan pesos		—		10.8%		—		—		10.8%
Total		5.6%		8.4%		13.3%		5.7%		7.2%

(1)Includes the Ps. 2,947 million current portion of long-term debt.
(2)Includes the effect of cross-currency and interest rate swaps. Average cost is determined based on interest rates as of December 31, 2024.

Summary of Significant Debt Instruments

Issue Year	Maturity	Amount Issued	Amount Outstanding	Rate
2022	2027	Ps. 827 million	Ps. 827 million	28-day TIIE + 0.10%
2022	2032	Ps. 8,446 million	Ps. 8,446 million	9.65%
2021	2033	EUR€ 500 million	EUR€ 241 million	1.00%
2021	2028	EUR€ 700 million	EUR€ 293 million	0.500%
2020	2050	US$ 2,500 million	US$ 1,350 million	3.500%
2013	2043	US$ 700 million	US$ 426 million	4.375%
2023	2026	EUR€ 500 million	EUR€ 500 million	2.625%

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
The following is a summary and description of our liquidity as of December 31, 2024:

Coca-Cola FEMSA
•Coca-Cola FEMSA’s total indebtedness was Ps. 73,697 million as of December 31, 2024, as compared to Ps. 65,214 million as of December 31, 2023. Short-term debt and long-term debt were Ps. 3,314 million and Ps. 70,383 million, respectively, as of December 31, 2024, as compared to Ps. 140 million and Ps. 65,074 million, respectively, as of December 31, 2023. Total indebtedness increased Ps. 8,483 million in 2024, as compared to year-end 2023. As of December 31, 2024, Coca-Cola FEMSA’s cash and cash equivalents were Ps. 32,779 million, as compared to Ps. 31,060 million as of December 31, 2023. Coca-Cola FEMSA had cash outflows in 2024 mainly resulting from dividend payments and increase in capital expenditures. As of December 31, 2024, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 35.1% U.S. dollars, 28.3% Mexican pesos, 27.4% Brazilian reais, 1.8% Colombian pesos, 4.1% Argentine pesos and 3.4% other legal currencies. Coca-Cola FEMSA believes that these funds, in addition to the cash generated by its operations, are sufficient to meet their own operating requirements.

Proximity Americas Division

•As of December 31, 2024, Proximity Americas Division had a total outstanding debt of Ps. 3,673 million related to bank loans of Caffenio. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 1,726 million and Ps. 1,947 million, respectively. As of December 31, 2024 and 2023, cash and cash equivalents were Ps. 9,219 and Ps. 11,722 million, respectively.

Health Division

•As of December 31, 2024, Health Division had a total outstanding debt of Ps. 4,013 million. As of December 31, 2024 and 2023, cash and cash equivalents were Ps. 3,788 and Ps. 3,694 million, respectively.

Other Businesses

•As of December 31, 2024, FEMSA and other businesses had a total outstanding debt of Ps. 66,821 million, composed of Ps. 8,563 million of senior notes due 2043, Ps. 27,249 million of senior notes due 2050, Ps. 11,291 million of Senior Unsecured Notes due 2028 and 2033, Ps. 9,261 million of senior notes due 2027 and 2032 and Ps. 10,457 million of Senior Unsecured Notes due 2026. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and other businesses’ average cost of debt, after giving effect to interest rate swaps and cross-currency swaps, as of December 31, 2024, was 9.1% in Mexican pesos. As of December 31, 2024 and 2023, cash and cash equivalents were Ps. 90,852 and Ps. 116,299 million, respectively.

Contingencies

We have various loss contingencies, including related to tax, labor and other legal proceedings, for which reserves have been recorded in those cases where we believe an unfavorable resolution is probable and can be reasonably quantified. See “Item 8. Financial Information—Legal Proceedings.” Any amounts required to be paid in connection with these loss contingencies would be required to be paid from available cash.
The following table displays the nature and amount of the loss contingencies recorded as of December 31, 2024 and December 31, 2023:

	Loss Contingencies		Loss Contingencies
	As of December 31,		As of December 31,
	2024		2023
	(in millions of Mexican pesos)		(in millions of Mexican pesos)
Taxes, primarily indirect taxes	Ps.	1,277	Ps.	1,649
Legal		1,153		1,104
Labor		1,445		1,570
Total	Ps.	3,875	Ps.	4,323

In Brazil, Coca-Cola FEMSA has been required by the relevant tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 15,700, Ps. 13,692 million and Ps. 13,728 million as of December 31, 2024, 2023 and 2022, respectively, by pledging fixed assets or providing bank guarantees.
We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our internal legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in Note 26.7 of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2024, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 170,658 million.
Capital Expenditures and Divestitures
For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Capital expenditures, net of disposals were Ps. 51,069 million in 2024, compared to Ps. 38,611 million in 2023, an increase of 32.3%. The amount invested in 2024 was driven by investments related to the opening of new stores and drugstores in Proximity Americas Division, Proximity Europe Division and the Health Division. The principal investments of Coca-Cola FEMSA have been related to increasing production capacity, placing coolers with retailers, returnable bottles and cases and distribution network expansion. See “Item 4. Information on the Company—Capital Expenditures and Divestitures.”
Expected Capital Expenditures for 2025
Our capital expenditure budget for 2025 is expected to be approximately Ps. 58,845 million (US$2,949 million). The following discussion is based on each of our sub-holding companies’ internal budgets. The capital expenditure plan for 2025 is subject to change based on market and other conditions, and our subsidiaries’ results and financial resources.

Coca-Cola FEMSA has budgeted approximately Ps. 31,610 million (US$1,584 million), or an amount ranging between 8.5% and 9.5% of total revenues for 2025, for capital expenditures in 2025, which amount will primarily focus on strengthening its infrastructure, especially its manufacturing and distribution capacity, returnable bottles and cases, investments in information technology, and investments in assets that increase its presence in the market. As is customary, this amount will depend on market and other conditions across its territories. Coca-Cola FEMSA estimates that, of its projected capital expenditures for 2025, approximately 40.2% will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2025.
Proximity Americas Division’s capital expenditures budget in 2025 is expected to total approximately Ps. 18,088 million (US$ 906 million) and will be allocated to the opening of new OXXO stores and the refurbishing of existing OXXO stores. In addition, investments are planned for IT systems, ERP software updates and transportation equipment.
Proximity Europe Division’s capital expenditures budget in 2025 is expected to total approximately Ps. 2,238 million (US$ 112 million) and will be mainly allocated to the opening of new stores and refurbishing of existing stores, as well as the expansion and major maintenance of production facilities.

The Health Division’s capital expenditures budget in 2025 is expected to total approximately Ps. 2,647 million (US$133 million) and will be allocated to the opening of new locations and, to a lesser extent, the refurbishing of existing locations. In addition, investments are planned in warehouses, IT hardware and ERP software updates.
The Fuel Division’s capital expenditures budget in 2025 is expected to total approximately Ps. 281 million (US$14 million) and will be allocated to the refurbishing of existing OXXO Gas service stations and investments in IT systems.
Our capital expenditures budget in 2025 for Other is expected to total approximately Ps. 3,981 million (US$200 million) and will be allocated to the opening of new Bara stores and others.
Divestitures

As part of our FEMSA Forward strategy:
•in 2023, we sold 13.9% of economic interests in Heineken, retaining an economic interest of less than 1%;

•in June 2023, we successfully finalized the divestment of our interest in Jetro Restaurant Depot;

•in October 2023, we merged Envoy Solutions with Brady Plus and retained an ownership stake of 37.08% in the combined entity;

•in November 2024, we finalized the divestment of our refrigeration and foodservice equipment business;

•in January 2025, we finalized the divestment of our plastic solutions business, and

•we expect to close the Solistica Logistics Transaction in the following months.

See “Item 4. Information on the Company.”

Hedging Activities
In the ordinary course of business we may enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
The following table provides a summary of the fair value and maturity of derivative financial instruments as of December 31, 2024. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

Fair Value At December 31, 2024
	Maturity						Maturity		Fair Value
	less than		Maturity		Maturity		in excess of		Asset
	1 year		1-3 years		3-5 years		5 years		(Liability)
(in millions of Mexican pesos)
Derivative financial instruments position	Ps.	1,174	Ps.	1,101	Ps.	404	Ps.	4,337	Ps.	7,016

Off-balance sheet arrangements
We do not have any off balance sheet arrangements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors

Management of our business is vested in the board of directors and in our CEO. Our bylaws provide that the board of directors will consist of no more than 21 directors and their corresponding alternate directors elected by our shareholders at the AGM. Directors are elected for a term of one year. Alternate directors are authorized to serve on the board of directors in place of their specific directors who are unable to attend meetings and may participate in the activities of the board of directors. Our bylaws provide that the holders of the Series B Shares elect at least nine directors and that the holders of the Series D Shares elect five directors. See “Item 10. Additional Information—Bylaws.”
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
Our Board of Directors was elected at the AGM held on April 11, 2025, and currently comprises fifteen directors, out of which ten were elected by Series B shareholders and five were elected by Series D shareholders, and thirteen alternate directors, out of which ten were elected by Series B shareholders and three were elected by Series D shareholders. The following table sets forth the current members of our Board of Directors:

Series B Directors

José Antonio Fernández Carbajal(1)(2)(8) Executive Chairman of the Board of Directors	Born:	1954
	Appointed to the Board of Directors:	1984 as member of the Board of Directors.
		2001 as chairman of the Board of Directors.
	Term expires:	2026
	Principal occupation:	Executive Chairman of the Board of Directors of FEMSA and CEO of FEMSA.
	FEMSA Committees:	Chairman of the Operations and Strategy Committee.

	Public Companies Directorships	Executive Chairman of the Board of Directors of FEMSA and Chairman of the Board of Directors of Coca-Cola FEMSA. Member of the Board of Directors of Industrias Peñoles, S.A.B. de C.V. (“Peñoles”).
	Other Directorships:
Chairman of the Board of Directors of Fundación FEMSA, A.C. (“Fundación FEMSA”), member of the Board of Directors of Massachusetts Institute of Technology (“MIT”), member of the Board of Directors of Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), and member of the Board of Global Advisors of the Council for Foreign Relations.

	Business experience and expertise:
After 11 years of experience in other companies, he joined FEMSA in 1988 holding positions such as strategic planning manager and later as CEO of OXXO and Vice-President of Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza" or "Heineken México"). In 1995, he was appointed CEO of FEMSA and in 2001, Chairman of the Board of Directors of FEMSA, serving in both positions until December 2013. From 2014 to 2023, he served as Executive Chairman of the Board of Directors of FEMSA, and in July 2023, he reassumed the role of CEO of FEMSA in addition to his duties as Executive Chairman of the Board of Directors. His extensive background and experience brings to the Board of Directors a strategic vision, conscientious leadership, deep industry knowledge, talent attraction skills, culture and corporate governance reinforcement, as well as a deep understanding of Latin American markets.

	Education:	Holds a degree in Industrial Engineering and a Master’s degree in Business Administration (“MBA”) from ITESM.
	Alternate director:	Francisco Javier Fernández Carbajal(2)

Eva María Garza Lagüera Gonda(1)(3)(6)(8)	Born:	1958
Director	Appointed to the Board of Directors:	1999
	Term expires:	2026
	Principal occupation:	Private investor.
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other directorships:
Member of the Boards of Directors of ITESM, Premio Eugenio Garza Sada,
Inmobiliaria Valmex, S.A. de C.V. (“Valmex”), Peñitas, S.A. de C.V. (“Peñitas”), Desarrollo Inmobiliario la Sierrita, S.A. de C.V. (“Desarrollo Inmobiliario la Sierrita”), Refrigeración York, S.A. de C.V. (“Refrigeración York”).

	Business experience and expertise:
As a private investor, she makes a strong contribution to the Board of Directors, with her extensive experience in corporate governance, while bringing broad philanthropic, cultural, and leadership knowledge to decision-making processes and to support the achievement of strategic objectives.

	Education:	Holds a Bachelor’s degree in Communication Sciences and an MBA, both from ITESM.
	Alternate director:	José Antonio Fernández Garza Lagüera.(8)

Mariana Garza Lagüera Gonda(3)(6)	Born:	1970
Director	Appointed to the Board of Directors:	2005
	Term expires:	2026
	Principal occupation:	Private Investor.
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other directorships:
Member of the Board of Directors of ITESM,
Patronage of the Museo de Historia
Mexicana, A.C., Patronage of the Hospital Metropolitano de Monterrey, A.C., Patronage of the Instituto Renace, A.B.P., member of the Board of Directors of Valmex, Desarrollo Inmobiliario la Sierrita, Refrigeración York, Peñitas, and Monte Serena, S.A. de C.V.

	Business experience and expertise:
As a private investor, she is a solid contributor to the Board of Directors, bringing a high level of expertise in finance and corporate governance. She also provides extensive philanthropic, cultural and leadership knowledge, contributing to the fulfillment of strategic objectives and decision-making.

	Education:	Holds an Industrial Engineering degree from ITESM and a Master’s degree in International Management from Thunderbird American Graduate School of Global Management.
	Alternate director:	Javier Gerardo Astaburuaga Sanjines

Francisco José Calderón Rojas(4)	Born:	1966
Director	Appointed to the Board of Directors:	2023
	Term expires:	2026
	Principal occupation:	President of Regio Franca, S.A. de C.V. (“Regio Franca”)
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Boards of Directors of FEMSA and Alpek, S.A.B. de C.V.
	Other Directorships:	Member of the Board of Directors of Regio Franca, Franca Industrias, S.A. de C.V. (“Franca Industrias”), and Franca Servicios, S.A. de C.V. (“Franca Servicios”).

	Business experience and expertise:
Currently serving as President of Regio Franca, Franca Servicios, Franca Industrias, and Servicios Administrativos de Monterrey, S.A. of C.V., he has a distinguished professional career with expertise in finance and strategic planning, along with valuable experience in the consumer goods industry.

	Education:	Holds a Bachelor’s degree in Economics from ITESM and an MBA from UCLA Anderson School of Management.
	Alternate director:	Diego Eugenio Calderon Rojas(4)

Alfonso Garza Garza(5)(6)	Born:	1962
Director	Appointed to the Board of Directors:	2016
	Term expires:	2026
	Principal occupation:	Private investor.
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other Directorships:	Member of the Boards of Directors of Grupo Nutec, S.A. de C.V. and Brady Plus.
	Business experience and expertise:
He has an extensive track record, having served as Director of Strategic Businesses and Director of Human Resources at FEMSA, as well as CEO of FEMSA Empaques, S.A. de C.V. and Grafo Regia. During his tenure at FEMSA Cerveza, he held the positions of Director of Procurement, Export Manager, Procurement Manager and Export Executive.
With his experience, he brings a broad focus on the fast-moving consumer goods, or FMCG industry, as well as on corporate governance, innovation and technology, highlighting his leadership and strategic vision.

	Education:	Holds an Industrial Engineering degree from ITESM and a MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”).
	Alternate director:	Juan Carlos Garza Garza(5)(6)

Bertha Paula Michel González(7)	Born:	1964
Director	Appointed to the Board of Directors:	2020
	Term expires:	2026
	Principal occupation:	Chairwoman of Casa Córdoba.
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other Directorships:	Member of the Boards of Directors of Círculo Francés de México, A.C. and ITESM.

	Business experience and expertise:
She is the current Chairwoman of Casa Córdoba, a philanthropic initiative that seeks to create collaboration and support networks for organizations doing social impact work. She also has an extensive career as a teacher and researcher. She was a professor at the Faculty of Science of the National Autonomous University of Mexico (“UNAM”) and an associate researcher at the Institute of Physiology, in addition to a postdoctoral fellow at Harvard Medical School. With her expertise in research, innovation and technology, she offers a global impact approach that enables project expansion and creation of solutions.

	Education:	Holds a degree in Basic Biomedical Research from UNAM, and Master’s degree in Basic Biomedical Reseach from UNAM and a doctorate in Biotechnology from UNAM.
	Alternate director:	Maximino José Michel González(7)

Alejandro Baillères Gual	Born:	1960
Director	Appointed to the Board of Directors:	2022
	Term expires:	2026
	Principal occupation:
Chairman of the Board of Directors of Servicios Corporativos BAL, S.A. de C.V., and Chairman of the Board of Governors of the Instituto Tecnológico y Autónomo de México (“ITAM”), and Chairman of the Board of Directors of Fundación Alberto Baillères, A.C.

	FEMSA Committees:	None.
	Public Companies Directorships:
Member of the Board of Directors of FEMSA,
Chairman of the Board of Directors of Peñoles, Chairman of the Board of Directors of Grupo Nacional Provincial, S.A.B. de C.V. (“GNP”), Chairman of the Board of Directors of Fresnillo plc (“Fresnillo”), Chairman of the Board of Directors of Grupo Palacio de Hierro, S.A.B. de C.V. (“Palacio de Hierro”), and Chairman of Grupo Profuturo, S.A.B. de C.V. (“Profuturo”).

	Other directorships:
Chairman of the Board of Directors of
Profuturo Pensiones, S.A. de C.V., Chairman of the Board of Directors of Profuturo Afore, S.A. de C.V. (“Profuturo Afore”), Chairman of the Board of Directors of Asociación Mexicana de Cultura, A.C., Chairman of the Board of Directors of Centro Cultural Manuel Gómez Morín, A.C. and member of the Board of Directors of Valores Mexicanos Casa de Bolsa, S.A. de C.V.

	Business experience and expertise:	He has extensive experience in publicly traded companies, with in-depth knowledge of risk management, corporate governance and financial markets.
	Education:	Executive Program from Stanford University.
	Alternate director:	Arturo Fernández Pérez

Bárbara Garza Lagüera Gonda(3)(6)	Born:	1959
Director	Appointed to the Board of Directors:	2004
	Term expires:	2026
	Principal occupation:	Private Investor.
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA and Grupo Aeroportuario del Sureste, S.A.B. de C.V.
	Other directorships:
Member of the Boards of Directors of ITESM Mexico City campus, Valmex, Peñitas, Desarrollo Inmobiliario la Sierrita, Refrigeración York, BECL, S.A. de C.V., Board of Trustees of the International Council of the Museum of Modern Art, Board of Trustees of Museo de Arte Contemporáneo, A.C., Board of Trustees of Fondo para la Paz IAP and Board of Trustees of the Franz Mayer Museum.

	Business experience and expertise:
She serves as Chairwoman of the Acquisitions Committee of the FEMSA Collection. She is a member of the Board of Directors of several companies, and thus brings broad financial, corporate governance and cultural knowledge that provides strategic focus and leadership in decision-making.

	Education:	Holds a Bachelor’s degree in Business Administration and an MBA from ITESM.
	Alternate director:	Paulina Garza Lagüera Gonda.(3)(6)

Olga González Aponte	Born:	1966
Independent Director	Appointed to the Board of Directors:	2024
	Term expires:	2026
	Principal occupation:	CEO and President of Wild Fork US.
	FEMSA Committees:	Audit Committee.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA, WM Technology, Inc., and Coca-Cola FEMSA.
	Business experience and expertise:
She is the former Senior Vice President and Chief Financial Officer ("CFO") for Walmart México and Central America. She has held international internal audit and CFO roles for Walmart, Inc. with expat assignments in Chile and Mexico. She has experience in public companies, having served as a Director on the Board of Directors of Walmart México and Central America.
She has extensive knowledge of finance and auditing, risk management and corporate governance, as well as of Latin American markets.

	Education:	Holds a Bachelor’s degree in accounting from the Pontificia Universidad Católica de Puerto Rico and an MBA from Florida International University.
	Alternate director:	Enrique F. Senior Hernández.

Michael Larson	Born:	1959
Independent Director	Appointed to the Board of Directors:	2011
	Term expires:	2026
	Principal occupation:	Chief Investment Officer of Cascade Asset Management Company (William H. Gates III).
	FEMSA Committees:	Operations and Strategy Committee.
	Public Companies Directorships:	Member of the Boards of Directors of FEMSA, Ecolab, Inc., Republic Services, Inc., and Western Asset Funds.
	Business experience and expertise:
He has more than 40 years of portfolio management experience, deep investment expertise and a broad understanding of capital markets, business cycles and capital efficiency and allocation practices. He also has served on several other public company Board of Directors, providing relevant corporate governance experience.

	Education:	Holds a Bachelor of Arts degree from Claremont McKenna College and an MBA from the University of Chicago.
	Alternate director:	Ricardo Guajardo Touché

Series D Directors

Ricardo Ernesto Saldívar Escajadillo	Born:	1952
Independent Director	Appointed to the Board of Directors:	2015
	Term expires:	2026
	Principal occupation:	Private Investor.
	FEMSA Committees:	Chairman of the Corporate Practices and Nominating Committee and the Operations and Strategy Committee.
	Public Companies Directorships:	Member of the Boards of Directors of FEMSA, Axtel, S.A.B. de C.V., Alfa, S.A.B. de C.V. ("Grupo Alfa") and Grupo Industrial Saltillo, S.A.B. de C.V.
	Other Directorships:	Chairman of the Board of Directors of ITESM and member of the advisory board of Sigma Alimentos, S.A. de C.V.
	Business experience and expertise:
He served as CEO and Chairman of the Board of Directors of The Home Depot México. Previously, he held various executive positions at Grupo Alfa as well as serving as Chairman of the Board of Directors of Universidad Tecmilenio. His leadership and vision bring a clear understanding of the retail industry, complemented by extensive knowledge in management, innovation and technology and management, as well as experience in public companies, corporate governance and Latin American markets.

	Education:	Holds a Mechanical Engineering Administrator degree from ITESM, a Master’s degree in Systems Engineering from Georgia Tech Institute and a diploma in Business Administration from IPADE.

Víctor Alberto Tiburcio Celorio	Born:	1951
Independent Director and Financial Expert	Appointed to the Board of Directors:	2019
	Term expires:	2026
	Principal occupation:	Independent Consultant.
	FEMSA Committees:	Chairman of the Audit Committee.
	Public Companies Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA, Palacio de Hierro, Fresnillo, and GNP.
	Other Directorships:	Member of the Board of Directors of Profuturo Afore, Grupo Financiero Scotiabank Inverlat, S.A., de C.V., Governing Board of ITAM and Governing Council of Transparencia Mexicana.
	Business experience and expertise:
He was previously a partner at Mancera, S.C.
(Ernst & Young Mexico) (“Mancera”) as well as its managing director for 13 years. He is qualified as “financial expert” under the Sarabens-Oxley Act. Due to his extensive background, he provides a broad knowledge in financial reporting, auditing, corporate governance, regulatory compliance and risk prevention to ensure the sustainable value of the organization. In addition, he has experience in the financial sector, consumer goods, consulting and Latin American markets through his involvement as consultant to public and private companies.

	Education	Holds a Public Accountant degree from Universidad Iberoamericana and an MBA from the ITAM.

Daniel Alegre	Born:	1968
Independent Director	Appointed to the Board of Directors:	2023
	Term expires:	2026
	Principal Occupation:	CEO of TelevisaUnivisión Inc.
	FEMSA Committees:	Member of the Operations and Strategy Committee.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other Directorships:	Cinépolis, S.A. de C.V.

	Business experience and expertise:
Former CEO of Yuga Labs, Inc. He began his career in executive positions at Bertelsmann and BMG Music. In 2004, he joined Google as Vice President, leading the launch of operations in Latin America, and later served as President of the Asia-Pacific region, Global President of Strategic Alliances, and President of Commerce, Procurement and Payments. In April 2020, he was appointed as President and Chief Operating Officer of the gaming company Activision Blizzard. He has an extensive career in commerce, innovation and technology. His professional background provides him with leadership and management skills, as well as extensive experience in global markets and marketing.

	Education:
Holds a Bachelor of Arts degree from
Princeton University’s Woodrow Wilson School of Public and International Affairs, an MBA from Harvard Business School and a Juris Doctor Degree from Harvard Law School.

Gibu Thomas	Born:	1971
Independent Director	Appointed to Board of Directors:	2023
	Term expires:	2026
	Principal Occupation:	Executive Vice President and President, Online, of The Estée Lauder Companies, Inc.
	FEMSA Committees:	Member of the Operations and Strategy Committee and the Corporate Practices and Nominating Committee.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other Directorships:	None.
	Business experience and expertise:
He is currently the Executive Vice President
and President, Online, for Estée Lauder Companies, Inc., where he leads the company’s global online business including e-commerce, technology infrastructure, digital media, mobile and omnichannel. He was previously the Senior Vice President and Head of Global E-commerce at PepsiCo, Inc., where he was responsible for the holistic strategic direction and execution of the company's global e-commerce business. He also served as Senior Vice President of mobile and digital and Senior Vice President of Strategy and Global E-Commerce for Walmart, Inc. Earlier in his career, he was a serial entrepreneur in Silicon Valley, helping to build multiple innovative startups, including SugarSync, a pioneer in mobile synchronization and cloud services, where he served as CEO. He is a highly talented and respected e-commerce and digital transformation expert, with leadership and management skills and broad knowledge of sales, innovation and technology.

	Education:	Holds a Bachelor of Technology degree in Computer Science from the College of Engineering, Trivandrum, and an MBA from the Stanford School of Business.

Elane Stock	Born:	1965
Independent Director	Appointed to the Board of Directors:	2024
	Term expires:	2026
	Principal occupation:	Independent Consultant.
	FEMSA Committees:	Operations and Strategy Committee.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA and Reckitt, PLC.
	Other Directorships:	None.
	Business experience and expertise:
She previously served as CEO of ServiceMaster Brands. She is a former Group President of Kimberly-Clark International and was also Group President of the Kimberly-Clark Professional. Earlier in her career, she was partner and managing director at McKinsey & Company in the United States and Ireland. She has experience in public companies, having served on the boards of directors of Yum! Brands, Equifax and Kimberly-Clark de México. She has extensive knowledge in global consumer industries, strategy and geographic expansion, as well as extensive experience in strategic and leadership positions.

	Education:	Holds a Bachelor of Arts in Political Sciences from the University of Illinois and a MBA in finance from the Wharton School of the University of Pennsylvania.

Series D Alternate Directors

Michael Kahn	Born:	1981
Independent Alternate Director	Principal occupation:	Founder and Managing Partner of Triavera Capital.
	FEMSA Committees:	Operations and Strategy Committee
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other Directorships:	None.

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

	Education:	Bachelor of Arts from Dartmouth College and holds an MBA from the Stanford University School of Business he was an Arjay Miller Scholar.

Francisco Zambrano Rodríguez	Born:	1953
Independent Alternate Director	Principal Occupation:
Independent Consultant and Co-CEO of Desarrollo Inmobiliario y de Valores, S.A. de C.V. (“Desarrollo Inmobiliario”), Corporativo Zeta DIVASA, S.A.P.I. de C.V. (“Corporativo Zeta DIVASA”) and IPFC Inmuebles, S.A.P.I. de C.V. (“IPFC Inmuebles”.

	FEMSA Committees:	Audit Committee.
	Public Companies Directorships:	Member of the Board of Directors of Coca- Cola FEMSA.
Other Directorships:
Member of the Board of Directors of Desarrollo Inmobiliario, member of the Board of Directors of Corporativo Zeta DIVASA, member of the Board of Directors of IPFC Inmuebles. Member of the Audit and Risk Control Committee of ITESM.

Business experience and expertise:
He has extensive knowledge of the financial sector, banking and private investment services, development and management of real estate projects and private investment funds in the real estate sector, as well as experience as an estate planning consultant. He contributes extensively by providing a financial approach to strategic decision-making, leadership and management, as well as an understanding of corporate governance.

	Education:	Holds a Chemical Engineering Administrator from ITESM and an MBA from the University of Texas at Austin.

Jaime A. El Koury	Born:	1953
Independent Alternate Director	Principal Occupation:	General Counsel of the Financial Oversight and Management Board for Puerto Rico.
	FEMSA Committees:	Member of the Corporate Practices and Nominating Committee.

Public Companies Directorships:	Member of the Board of Directors of FEMSA, Coca-Cola FEMSA and Grupo Bimbo, S.A.B. de C.V.
Other Directorships:	None.
Business experience and expertise:
Acts as General Counsel of the Financial Oversight and Management Board for Puerto Rico, a governmental entity created in 2016 under U.S. federal statute. He practiced law at the law firm of Cleary Gottlieb Steen & Hamilton LLP starting in 1980, and was a partner of the firm from 1986 to 2014.
His extensive background provides the Board with in-depth knowledge of the industry, banking and finance, risk prevention, corporate governance, regulatory compliance and Latin American markets.

Education:	Holds a Bachelor’s degree in Economics from Yale University and a Law degree from Yale Law School.

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
(7)Bertha Michel González and Maximino José Michel González are siblings.
(8)José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are parents of José Antonio Fernández Garza Lagüera.

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

	Business experience and expertise:
After 11 years of experience in other companies, he joined FEMSA in 1988 holding positions such as strategic planning manager and later as CEO of OXXO and Vice-President of FEMSA Cerveza. In 1995, he was appointed CEO of FEMSA and, in 2001, Chairman of the Board of Directors of FEMSA, serving in both positions until December 2013. From 2014 to 2023, he served as Executive Chairman of the Board of Directors of FEMSA, and in July 2023 he reassumed the role of CEO of FEMSA in addition to his duties as Executive Chairman of the Board of Directors. His extensive background and experience brings to the Board of Directors a strategic vision, conscientious leadership, deep industry knowledge, talent attraction skills, culture and corporate governance reinforcement, as well as a deep understanding of Latin American markets.

	Education:	Holds a degree in Industrial Engineering and an MBA from ITESM.

Ian Marcel Craig García Chief Executive Officer, Coca-Cola FEMSA	Born:	1972
	Joined FEMSA:	1994
	Appointed to current position:	2023
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

	Education:	Holds a Bachelor’s degree in Industrial Engineering from ITESM, an MBA from the University of Chicago Booth School of Business, and a Master’s degree in International Commercial Law from ITESM.

José Antonio Fernández Garza Lagüera Chief Executive Officer, FEMSA Proximity and Health Division	Born:	1982
	Joined FEMSA:	2013
	Appointed to current position:	2023
	Business experience and expertise:
Former CEO of Spin since 2022, after holding the position of Head of Strategic Planning for OXXO México in 2018. Previously, he was head of Coca-Cola FEMSA’s Central American division from 2015 to 2018. He was CEO at Plásticos Técnicos Mexicanos, S.A. de C.V. (FEMSA’s plastic division) and held the positions of head of sales and operations at Heineken México, in Mexico City. Prior to joining Heineken México, he was co-founder and director of Vestige Capital, a Mexico-based research fund dedicated to acquiring and operating small and medium-sized companies in Mexico. While at Vestige, he co-led the acquisition of BOMI Group de México, a third-party logistics provider to the Mexican healthcare industry.

	Education:	Holds a degree in Industrial Engineering from ITESM and an MBA from Stanford University Graduate School of Business.

Juan Carlos Guillermety	Born:	1978
Chief Executive Officer of Spin	Joined FEMSA:	2023
	Appointed to current position:	2023
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

	Education:
Graduated from Purdue University and from
Universidad de los Andes with a degree in Industrial Engineering. Holds an MBA from Northwestern University’s Kellogg School of Management, and has completed executive studies at Harvard Business School.

Martin Felipe Arias Yaniz	Born:	1967
Chief Financial Officer of FEMSA	Joined FEMSA:	2003
	Appointed to current position:	2024

	Business experience and expertise:
Since April 2024, he is the CFO of FEMSA. From 2003 to 2014, he had various responsibilities for mergers and acquisitions, or M&A, as well as Corporate Treasury and Strategic Planning at Coca-Cola FEMSA. From 2014 to 2019, he was Director of Strategic Planning and Corporate Development at FEMSA. In 2019, he left FEMSA and worked as a financial and strategic advisor and board member for several companies, including Copa Airlines, Grand Bay Group, focused on consumer paper products, and Hacienda El Limon, which focuses on real estate. In addition, during this time, he continued to serve as an external advisor to FEMSA and worked on all transactions relating to FEMSA Forward. From 1992 to 1996, he worked at Cleary Gottlieb Steen & Hamilton as a corporate attorney in New York, specializing in Latin America M&A and capital markets. Subsequently, he worked at Morgan Stanley as an Associate, Vice President and Executive Director in Latin American M&A based in New York from 1996 to 2003, specializing in the consumer, telecom and utilities industries.

	Education:	Holds a Bachelor’s degree in Economics from Georgetown University and Juris Doctor degree from University of Pennsylvania Law School.

Roberto Rafael Campa Cifrián Corporate Affairs Officer	Born:	1957
	Joined FEMSA:	2019
	Appointed to current position	2019
	Business experience and expertise:
Has an extensive professional career in the
public, private and social sectors. His positions include those of Secretary of Labor and Social Welfare of the Federal Government, Undersecretary of the Interior, Federal Consumer Attorney, representative in the Legislative Assembly of the Federal District (now Congreso de la Ciudad de México) and was Federal Deputy.

	Education:	Holds a Law degree from Universidad Anáhuac with studies in Economics from ITAM.

Gerardo Estrada Attolini Administration and Corporate Control Officer	Born:	1957
	Joined FEMSA:	2000
	Appointed to current position:	2020
	Business experience and expertise:
Held the position of Director of Corporate
Finance of FEMSA from 2006 to 2020, CFO of FEMSA Cerveza from 2001 to 2006, Director of Corporate Finance of FEMSA from 2000 to 2001, and was Director of Corporate Finance of Grupo Financiero Bancomer from 1995 to 2000.

	Education:	Holds a degree in accounting and an MBA, both from ITESM.

Enrique González Zorrilla	Born:	1966
Vice President of Projects of FEMSA	Joined FEMSA:	2000
	Appointed to current position:	2024
	Business experience and expertise:
Joined FEMSA in the year 2000, after a
consultant career. He has been involved in distribution operations in the Proximity Americas Division, the OXXO stores, the development of the pharmacy services locations platform, as well as the development of Envoy Solution's distribution platform in the U.S.

	Education:	Holds a degree in Mechanical Engineering from ITESM and an MBA from the Wharton School of the University of Pennsylvania.

Jessica Ponce de León Gaitán	Born:	1974
Chief Sustainability Officer of	Joined FEMSA:	2015
FEMSA	Appointed to current position:	2024
	Business experience and expertise:
With over 20 years of experience, she has
worked in the logistics, as well as in the mass consumer products industries and in projects in different countries in Latin America, both in FEMSA and other companies.

She has held different roles including commercial, operations, human resources, strategic planning and supply chain areas.

Her most recent responsibilities were at Solistica, a logistics operator with presence in 7 Latin American countries and with more than 22,000 employees, where she held the position of Global Transportation Director from 2020 to 2022, and in January 2022 she assumed the position of CEO of the business.

	Education:	Holds a degree in Industrial Engineering from ITESM.

Raymundo Yutani Vela Vice President of Human Resources	Born:	1958
	Joined FEMSA:	1994
	Appointed to current position:	2018
	Business experience and expertise:
Joined FEMSA Comercio in 1994 as Director
of Human Resources, a position held until 2014. Subsequently, between 2014 and 2018, served as Director of Human Resources at Coca-Cola FEMSA. Prior to joining the company, held position as Director of Human Resources North at Banca Serfin, now Santander.

	Education:	Holds a degree in Public Accounting and an MBA both from Universidad Regiomontana and completed the AD1 program at IPADE.

Alejandro Gil Ortiz General Counsel and Secretary of the Board of Directors	Born:	1980
	Joined FEMSA:	2007

Appointed to current position:	2022
Position:	Secretary of the board of directors of FEMSA, and Coca-Cola FEMSA.
Business experience and expertise:	Held positions of International Legal Director at FEMSA. International and Operations Legal Manager at FEMSA Cerveza and International Legal Manager at Gruma, S.A.B. de C.V.
Education:	Holds a Law degree from ITESM, an LLM from Harvard Law School and an MBA from IPADE.

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2024, the aggregate compensation paid by FEMSA to its directors was approximately Ps. 80 million. In addition, in the year ended December 31, 2024, Coca-Cola FEMSA paid approximately Ps. 15.6 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.
For the year ended December 31, 2024, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 3,049 million. See Note 15 to the Consolidated Financial Statements. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in the section below and in Note 18 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2024, amounts set aside or accrued for all employees under these retirement plans were Ps. 21,432 million, of which Ps. 16,461 million is already funded.

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
Under this plan, each year, our Chief Executive Officer together with the Corporate Governance Committee of our board of directors, together with the Chief Executive Officer of the respective operating subsidiary, determines the employees eligible to participate in the plan. A bonus formula is then created for each eligible employee, using the EVA framework, which determines the number of shares to be received by such employee. The terms and conditions of the share-based payment arrangement are then agreed upon with the eligible employee, such that the employee can begin to accrue shares under the plan. The shares vest ratably over a three-year period. We account for the EVA stock incentive plan as an equity-settled share-based payment transaction, as we will ultimately settle our obligations with our employees by issuing our own shares or those of our subsidiary, Coca-Cola FEMSA.
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
As of March 31, 2025, the trust that manages the EVA stock incentive plan held a total of 6,966,343 BD Units of FEMSA and 1,880,765 BL Units of Coca-Cola FEMSA, each representing 0.34% and 0.04% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

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
Ownership by Management

Several of our directors are participants of a voting trust. Each of the trust participants of the voting trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the voting trust. As of April 11, 2025, 6,922,134,985, Series B Shares representing 75.75% of the outstanding Series B Shares were deposited in the voting trust. See “Item 7. Major Shareholders and Related Party Transactions.”
The following table shows the Series B Shares, Series D-B Shares and Series D-L Shares as of April 11, 2025 beneficially owned by our directors and alternate directors who are participants in the voting trust, other than shares deposited in the voting trust:

	Series B		Series D-B		Series D-L
		Percent of		Percent of		Percent of
Beneficial Owner	Shares	Class	Shares	Class	Shares	Class
Eva María Garza Lagüera Gonda	2,832,490	0.03%	5,470,960	0.13%	5,470,960	0.13%
José Antonio Fernández Garza Lagüera	42,682	0.00%	85,364	0.00%	85,364	0.00%
Mariana Garza Lagüera Gonda	2,877,990	0.03%	5,630,960	0.14%	5,630,960	0.14%
Bárbara Garza Lagüera Gonda	2,727,990	0.03%	5,330,960	0.13%	5,330,960	0.13%
Paulina Garza Lagüera Gonda	2,727,990	0.03%	5,330,960	0.13%	5,330,960	0.13%
Alejandro Baillères Gual	9,095,762	0.10%	12,003,874	0.29%	12,003,874	0.29%
Alfonso Garza Garza	24,078,329	0.26%	9,842,490	0.24%	9,842,490	0.24%
Juan Carlos Garza Garza	21,401,580	0.23%	4,537,392	0.11%	4,537,392	0.11%
Maximino Michel González and Bertha Paula Michel González	17,362,545	0.19%	34,725,090	0.85%	34,725,090	0.85%
Francisco José Calderón Rojas and Diego Eugenio Calderón Rojas(1)	8,389,104	0.09%	16,583,458	0.40%	16,583,458	0.40%

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
Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with these committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on April 11, 2025:
•Audit Committee. The Audit Committee is responsible for (i) reviewing our quarterly and annual financial statements in accordance with accounting, regulatory, internal control and auditing requirements applicable to us, as well as reviewing our accounting policies and principles, (ii) supervising our internal control over financial reporting and establishing risk mitigation and control policies, as well as overseeing the internal audit function and ensuring that it is objective and competent, (iii) recommending the hiring and compensation of our external audit firm, as well as evaluating and supervising its performance and independence, (iv) reviewing the audit plan and its results, as well as any findings or recommendations, (v) overseeing the internal audit function and ensuring that it is objective and competent, (vi) overseeing compliance, ethics and whistleblower programs, and ensuring that they are aligned with our Code of Ethics, and (vii) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Market Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The current Audit Committee members are: Víctor Alberto Tiburcio Celorio (Chairman and Financial Expert), Olga González Aponte, and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Exchange Market Law and applicable U.S. securities laws and applicable NYSE listing standards.
•Operations and Strategy Committee. The Operations and Strategy Committee’s responsibilities include making recommendations to our Board of Directors regarding (i) the annual operating plans and strategic projects of FEMSA’s business units, and (ii) on annual operation plans and strategic projects for our business units, as well as their growth alternatives and long-term plans, and supervising transformational initiatives, (iii) evaluating our investment, risk management and financing policies, (iv) reviewing and, if appropriate, recommending to the Board of Directors, the dividends policy, for subsequent approval by the shareholders in our AGM, and (v) providing support in the review of strategic projects that are explicitly requested by our Board of Directors. The current Operations and Strategy Committee members are: José Antonio Fernández Carbajal (Chairman), Francisco Javier Fernández Carbajal, Javier Gerardo Astaburuaga Sanjines, José Antonio Fernández Garza Lagüera, Michael Larson, Enrique F. Senior Hernández, Ricardo E. Saldívar Escajadillo, Michael Kahn, Daniel Alegre, Gibu Thomas and Elane Stock.
•Corporate Practices and Nominations Committee. The Corporate Practices and Nominations Committee is responsible for (i) reviewing and approving the compensation scheme for the Chief Executive Officer and our senior management, (ii) conducting searches, evaluations and nominations of Series D and independent directors with appropriate qualifications and experience to support corporate decisions, (iii) proposing to the Board of Directors and the Series D shareholders, new independent directors, informing of their qualifications and experience, and providing shareholders with a summary of the election process, (iv) supporting our Board of Directors in the succession processes of the Chief Executive Officer and our senior management, and providing the Board of Directors with an opinion regarding their selection, and (v) reviewing and approving internal policies in connection with use of assets and related party transactions. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related-party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Exchange Market Law, the chairman of the Corporate Practices and Nominations Committee is elected by the shareholders at the AGM. The chairman of the Corporate Practices and Nominations Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices and Nominations Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices and Nominations Committee are: Ricardo E. Saldívar Escajadillo (Chairman), Gibu Thomas, Jaime A. El Koury, and Ricardo Guajardo Touché. Each member of the Corporate Practices and Nominations Committee is an independent director.
Employees

As of December 31, 2024, our headcount by geographic region was as follows: 268,407 in Mexico, 10,303 in Central America, 25,563 in Colombia, 46,016 in Brazil, 4,207 in Argentina, 1,847 in the U.S., 4,432 in Ecuador, 1,584 in Peru, 1,584 in Uruguay, 14,457 in Chile, 1,515 in Switzerland, 8,138 in Germany, 238 in Austria, 44 in Luxembourg, 660 in the Netherlands and 4 in other countries. The table below sets forth headcount for the years ended December 31, 2024, 2023 and 2022:

	2024			2023			2022
	Non-union	Union	Total	Non-union	Union	Total	Non-union	Union	Total
Sub-holding company:
Coca-Cola FEMSA (1)	56,618	60,101	116,719	60,226	57,138	117,364	46,673	50,538	97,211
Proximity Americas Division (1)(2)	57,613	134,877	192,490	60,458	125,447	185,905	61,150	107,710	168,860
Proximity Europe Division (3)	9,106	1,671	10,777	4,451	1,783	6,234	2,996	2,051	5,047
Fuel Division (1)	1,092	5,114	6,206	1,091	5,307	6,398	1,094	5,375	6,469
Health Division (1)	26,140	8,045	34,185	24,747	8,958	33,705	5,469	27,333	32,802
Other (1)	13,456	15,166	28,622	17,328	25,998	43,326	22,493	21,427	43,920
Total	164,025	224,974	388,999	168,301	224,631	392,932	139,875	214,434	354,309

(1)Includes employees of third-party distributors, who are not our employees, amounting to 30,137, 33,637 and 21,690 in 2024, 2023 and 2022.
(2)Includes non-management store employees, who are not our employees, amounting to 30,229, 35,510 and 42,344 in 2024, 2023 and 2022.
(3)Excludes employees of franchises.

As of December 31, 2024, approximately 69% of our employees, most of whom are employed in Mexico, were members of labor unions. We had 795 separate collective bargaining agreements with 249 labor unions. In general, we have good relationships with the labor unions throughout our operations.
The table below sets forth the number of collective bargaining agreements and unions for our employees:
Collective Bargaining Labor Agreements between
Sub-holding Companies and Unions
As of December 31, 2024

	Collective
	Bargaining	Labor
Sub-holding Company	Agreements	Unions
Coca-Cola FEMSA	208	111
Proximity Americas Division (1)	189	4
Proximity Europe Division	8	8
Fuel Division	38	3
Health Division	44	17
Other	308	106
Total	795	249

(1)Does not include non-management store employees, who are employed directly by each individual store.

Less than 20% of OXXO stores in Mexico are operated by independent managers responsible for all aspects of store operations. The store managers are commission agents and are not employees of Proximity Americas Division. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to our company as of April 11, 2025. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.
Ownership of Capital Stock as of April 11, 2025

							Total
	Series B Shares		Series D-B Shares		Series D-L Shares		Shares
							of FEMSA
		Percent		Percent		Percent	Capital
	Shares Owned	of Class	Shares Owned	of Class	Shares Owned	of Class	Stock
Shareholder
Technical Committee and Trust Participants under the Voting Trust(1)	6,922,134,985	75.75%					39.90%
William H. Gates III(2)	278,873,500	3.04%	557,746,980	13.60%	557,746,980	13.60%	8.04%

(1)As a consequence of the voting trust’s internal procedures, the following trust participants are deemed to have beneficial ownership with shared voting power of the shares deposited in the voting trust:

Banco Invex, S.A., as Trustee under Trust No. 3763 (controlled by the Garza Lagüera Gonda Family), Max Brittingham, Maia Brittingham, Bárbara Braniff Garza Lagüera, Eugenia Braniff Garza Lagüera, Lorenza Braniff Garza Lagüera, Paula Treviño Garza Lagüera, Inés Treviño Garza Lagüera, Eugenio Fernández Garza Lagüera, Daniela Fernández Garza Lagüera, Eva María Fernández Garza Lagüera, José Antonio Fernández Garza Lagüera, Alepage, S.A. (controlled by the Garza Garza Family), BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/411245 (controlled by the Garza Garza family), Alfonso Garza Garza, Juan Pablo Garza García, Alfonso Garza García, María José Garza García, Eugenia María Garza García, Patricio Garza Garza, Viviana Garza Zambrano, Patricio Garza Zambrano, Marigel Garza Zambrano, Ana Isabel Garza Zambrano, Juan Carlos Garza Garza, José Miguel Garza Celada, Gabriel Eugenio Garza Celada, Ana Cristina Garza Celada, Juan Carlos Garza Celada, Eduardo Garza Garza, Eduardo Garza Páez, Balbina Consuelo Garza Páez, Eugenio Andrés Garza Páez, Eugenio Garza Garza, Camila Garza Garza, Ana Sofía Garza Garza, Celina Garza Garza, Marcela Garza Garza, Carolina Garza Garza, María Teresa Gual y Aspe, Alejandro Baillères Gual, Raúl Baillères Gual, Xavier Baillères Gual, Juan Pablo Baillères Gual, María Teresa Baillères Gual, Corbal, S.A. de C.V. (controlled by the Baillères Family), BBVA Bancomer Servicios, S.A., as Trustee under Trust No. F/29490-0 (controlled by the Baillères Family), Max David Michel, Juan Maria Pedro David Michel, Monique Berthe Michele Madeleine David Michel, Magdalena María Guichard Michel, Rene Cristobal Guichard Michel, Juan Bautista Guichard Michel, Miguel Graciano José Guichard Michel, Graciano Mario Juan Guichard Michel, Banco Invex, S.A., as Trustee under Trust No. F/4165 (controlled by the Michel González Family). Franca Servicios, S.A. de C.V. (controlled by the Calderón Rojas family), and BBVA Bancomer Servicios, S.A. as Trustee under Trust No. F/29013-0 (controlled by the Calderón Rojas family).
(2)Includes aggregate shares beneficially owned by Cascade Investments, LLC, over which William H. Gates III has sole voting and dispositive power.
As of April 11, 2025, there were 42 holders of record of ADSs in the U.S., which represented approximately 49.88% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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
José Antonio Fernández Carbajal, our CEO and Executive Chairman of our board, and Francisco Camacho Beltrán, our former Chief Corporate Officer, served as members of the Heineken Holding Board and the Heineken Supervisory Board until 2023. In February 2023, in connection with our announcement of the FEMSA Forward strategy, both José Antonio Fernández Carbajal and Francisco Camacho Beltrán resigned from their positions on the supervisory board of Heineken, N.V. and board of directors of Heineken Holding, N.V. We made purchases of beer and raw materials in the ordinary course of business from Heineken in the amount of Ps. 16,006 million in 2022. We also supplied logistics and administrative services to subsidiaries of Heineken Mexico for a total of Ps. 3,796 million in 2022. As of the end of December 31, 2022, our net balance due to Heineken amounted to Ps. 759 million.
We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of Grupo Financiero BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who is also an alternate director of FEMSA and a director of Coca-Cola FEMSA, was a director. We made interest expense payments and fees paid to Grupo Financiero BBVA Bancomer in respect of these transactions of Ps. 206, Ps. 215 million and Ps. 472 million as of December 31, 2024, 2023 and 2022, respectively. The total amount due to Grupo Financiero BBVA Bancomer as of the end of December 31, 2024, 2023 and 2022 was Ps. 1,566, Ps. 1,651 million and Ps. 2,317 million respectively. We also had a receivable balance with Grupo Financiero BBVA Bancomer of Ps. 3,576, Ps. 5,233 and Ps. 3,891 million, respectively, as of December 31, 2024, 2023 and 2022, and interest revenues of Ps. 2,732, Ps. 3,346 million and Ps. 2,297 million as of December 31, 2024, 2023 and 2022, respectively.
We, along with certain of our subsidiaries, spent Ps. 196 million and Ps. 123 million in the ordinary course of business in 2023 and 2022, respectively, in publicity and advertisement purchased from Televisa, a media corporation in which our alternate director and director of Coca-Cola FEMSA, Enrique F. Senior Hernández, served as director.
Proximity Americas Division, in its ordinary course of business, purchased Ps 7,249, Ps. 7,264 million and Ps. 6,101 million in 2024, 2023 and 2022 respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, one of FEMSA’s alternate directors and director of Coca-Cola FEMSA, was a director, and Jaime A. El Koury, one of our alternate directors and alternate director of Coca-Cola FEMSA, is a director.

Proximity Americas Division also purchased Ps. 2,315 million, Ps. 1,582 million and Ps. 1,754 million in 2024, 2023 and 2022, respectively, in juices from subsidiaries of Jugos del Valle.
José Antonio Fernández Carbajal, Bárbara Garza Lagüera Gonda, Eva Maria Garza Lagüera Gonda, Mariana Garza Lagüera Gonda, Bertha Paula Michel González, Alfonso Garza Garza and Ricardo Saldívar Escajadillo, who are directors or alternate directors of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2024, 2023 and 2022 donations to ITESM amounted to Ps. 241, Ps. 237 million and Ps. 371 million, respectively.
José Antonio Fernández Carbajal, Jessica Ponce de León, Eva María Fernández Garza Lagüera, Ian Craig García, and Roberto Rafael Campa Cifrán, who are directors, alternate directors or senior officers of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2024, 2023 and 2022 donations to Fundación FEMSA, A.C. amounted to Ps. 344 million, Ps. 309 million and Ps. 232 million, respectively.
Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with TCCC and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from affiliates of TCCC. Total expenses charged to Coca-Cola FEMSA by TCCC for concentrates were Ps. 54,502, Ps. 46,461 million and Ps. 43,717 million in 2024, 2023 and 2022, respectively. Coca-Cola FEMSA and TCCC develop an annual marketing strategy to promote the sale and consumption of products. In order to implement this strategy, Coca-Cola FEMSA and TCCC first develop an allocation of marketing expenditures amongst themselves, which Coca-Cola FEMSA monitors and tracks during the year. At the end of the year, Coca-Cola FEMSA reviews the actual marketing expenditures and pays or receives a reimbursement from TCCC in accordance with the agreed-upon allocation. Marketing reimbursements from TCCC were Ps. 2,012 million, Ps. 2,450 million and Ps. 1,170 million in 2024, 2023 and 2022, respectively. TCCC also makes contributions to Coca-Cola FEMSA that Coca-Cola FEMSA generally uses for initiatives that promote volume growth of Coca-Cola trademark beverages.

Coca-Cola FEMSA purchases products from Jugos del Valle, a joint business acquired together with TCCC, in the amount of Ps. 4,763, Ps. 3,718 million and Ps. 3,234 million in 2024, 2023 and 2022, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of Coca-Cola FEMSA’s product portfolio. As of the date of this report, Coca-Cola FEMSA held a 28.2% interest in Jugos del Valle.

Coca-Cola FEMSA purchases products from Leão Alimentos, a business acquired together with TCCC, in the amount of Ps. 112 million, Ps. 181 million, and Ps. 215 million in 2024, 2023 and 2022, respectively, which is mainly related to certain juice-based beverages and teas that are part of Coca-Cola FEMSA’s product portfolio. As of the date of this report, Coca-Cola FEMSA held a 25.1% indirect interest in Leão Alimentos.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” on pages F-1 through F-132, incorporated herein by reference.
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

For a description of other unsettled lawsuits with tax authorities and other parties, see Note 26.7 to our consolidated financial statements.

Significant Changes

Except as disclosed under “Information on the Company” in Item 4, no significant changes have occurred since the date of the annual financial statements included in this annual report.

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
•Series D-B Shares (“Series D-B Shares”); and
•Series D-L Shares (“Series D-L Shares”).
Series B Shares have full voting rights, and Series D-B and D-L Shares have limited voting rights. The shares of our company are not separable and may be transferred only in the following forms:
•B Units, consisting of five Series B Shares; and
•BD Units, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.
The following table sets forth information regarding our capital stock issued as of April 11, 2025.

			Percentage of
		Percentage of	Full Voting
	Number	Capital	Rights
Class
Series B Shares (no par value)	9,137,663,527	52.68%	100.00%
Series D-B Shares (no par value)	4,104,842,054	23.66%	—%
Series D-L Shares (no par value)	4,104,842,054	23.66%	—%
Total Shares	17,347,347,635	100.00%	100.00%
Units
BD Units	2,052,421,027	59.16%	22.46%
B Units	1,417,048,500	40.84%	77.54%
Total Units	3,469,469,527	100.00%	100.00%

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of March 31, 2025, approximately 49.88% of BD Units traded in the form of ADSs.
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
Preemptive Rights
Under Mexican law, except in limited circumstances which are described below, in the event of an increase in our capital stock, a holder of record generally has the right to subscribe shares of a series held by such holder enough to keep such holder’s existing proportionate holding of shares of that series. Preemptive rights must be exercised during a term fixed by the shareholders at the meeting declaring the capital increase, which term must last at least 15 days following the publication of notice of the capital increase in the Official State Gazette. As a result of applicable U.S. securities laws, holders of ADSs may be restricted in their ability to participate in the exercise of preemptive rights under the terms of the deposit agreement. Shares subject to a preemptive rights offering, with respect to which preemptive rights have not been exercised, may be sold by us to third parties on the same terms and conditions previously approved by the shareholders or the board of directors. Under Mexican law, preemptive rights cannot be waived in advance or be assigned, or be represented by an instrument that is negotiable separately from the corresponding shares.
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
Redemption
We may redeem part of our shares for cancellation with distributable earnings pursuant to a decision of a shareholders meeting. Only shares subscribed and fully paid for may be redeemed. Any shares intended to be redeemed shall be purchased on the Mexican Stock Exchange in accordance with the Mexican General Corporations Law and the Mexican Exchange Market Law. No shares will be redeemed, if as a consequence of such redemption, the Series D and Series L Shares in the aggregate exceed the percentages permitted by our bylaws or if any such redemption will reduce our fixed capital below its minimum.

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
Forfeiture of Shares
As required by Mexican law, our bylaws provide that non-Mexican holders of BD Units, B Units or shares (i) are considered to be Mexican with respect to such shares that they acquire or hold and (ii) may not invoke the protection of their own governments in respect of the investment represented by those shares. Failure to comply with our bylaws may result in a penalty of forfeiture of a shareholder’s capital stock in favor of the Mexican state. In the opinion of Alejandro Gil Ortiz, our general counsel, under this provision, a non-Mexican shareholder (including a non-Mexican holder of ADSs) is deemed to have agreed not to invoke the protection of its own government by asking such government to interpose a diplomatic claim against the Mexican state with respect to its rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in our company. If a shareholder should invoke governmental protection in violation of this agreement, its shares could be forfeited to the Mexican state.
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
Taxation

The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership and disposition of our ADSs, but it does not purport to be a description of all of the possible tax considerations that may be relevant to a decision to purchase, hold or dispose of ADSs. For purposes of this summary, the term “U.S. holder” means a holder that is a citizen or resident of the U.S., a U.S. domestic corporation or a person or entity that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, dealers, traders who elect to mark to market, tax-exempt entities, insurance companies, certain short-term holders of ADSs or investors who hold our ADSs as part of a hedge, straddle, conversion or integrated transaction, partnerships that hold ADSs or partners therein, nonresident aliens present in the U.S. for more than 182 days in a taxable year, or investors who have a “functional currency” other than the U.S. dollar. This summary deals only with U.S. holders that hold or will hold our ADSs as capital assets and does not address the tax treatment of a U.S. holder that owns or is treated as owning 10% or more of the shares by vote or value (including ADSs) of our company.
This summary is based upon the federal tax laws of the U.S. and Mexico as in effect on the date of this annual report, including the provisions of the income tax treaty between the U.S. and Mexico which we refer to as the Tax Treaty, which are subject to change. The summary does not address any tax consequences under the laws of any state or locality of Mexico or the U.S. or the laws of any taxing jurisdiction other than the federal laws of Mexico and the U.S. Holders of our ADSs should consult their tax advisors as to the U.S., Mexican or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local tax laws.
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
U.S. Taxation
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
The U.S. dollar amount of dividends received by an individual U.S. holder in respect of the ADSs generally is subject to taxation at the reduced rate applicable to long-term capital gains if the dividends are “qualified dividends.” Subject to certain expectations for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or “PFIC,” as further explained below under “Passive Foreign Investment Company Rules”). The income tax treaty between Mexico and the U.S. has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2024 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2025 taxable year.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the IRS in regulations promulgated in December 2021 and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules under temporary guidance and complies with specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the U.S. and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

Taxation of Capital Gains. Subject to the discussion below under “Passive Foreign Investment Company Rules”, gain or loss realized by a U.S. holder on the sale or other taxable disposition of ADSs will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s tax basis in the ADSs (each calculated in dollars). Any such gain or loss will be a long-term capital gain or loss if the ADSs were held for more than one year on the date of such sale. All long-term capital gain recognized by a U.S. holder that is an individual is generally subject to a reduced rate of U.S. federal income taxation. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Deposits and withdrawals of shares by U.S. holders in exchange for ADSs will not result in the realization of gains or losses for U.S. federal income tax purposes.

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
Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2025 taxable year. However, the determination of whether we are a PFIC must be made annually after the close of the taxable year and based on the facts and circumstances at that time, some of which may be beyond our control, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, no assurance can be given that we will not be a PFIC in the current year or in future years. If we are classified as a PFIC, and you do not make one of the elections described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your ADSs at death.

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

U.S. Backup Withholding and Information Reporting. A U.S. holder of ADSs may, under certain circumstances, be subject to “information reporting” and “backup withholding” with respect to certain payments to such U.S. holder, such as dividends or the proceeds of a sale or disposition of ADSs, unless such holder (i) comes within certain exempt categories, and demonstrates this fact when so required, or (ii) in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Any amount withheld under these rules does not constitute a separate tax and will be creditable against the holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely matter.

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

U.S. Tax Consequences for Non-U.S. Holders

Taxation of Dividends and Capital Gains. Subject to the discussion below under “U.S. Backup Withholding and Information Reporting,” a holder of ADSs that is not a U.S. holder (a “non-U.S. holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on ADSs or on any gain realized on the sale of ADSs.

U.S. Backup Withholding and Information Reporting. While non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption in connection with payments received within the United States or through certain U.S.-related intermediaries.

The amount of any backup withholding collected from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

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
•TCCC agreed to sell to us sufficient shares to permit us to beneficially own 51% of Coca-Cola FEMSA outstanding capital stock (assuming that we do not sell any shares and that there are no issuances of Coca-Cola FEMSA stock other than as contemplated by the acquisition). As a result of this understanding, in November 2006, we acquired, through a subsidiary, 148,000,000 of Coca-Cola FEMSA Series D shares from certain subsidiaries of TCCC, representing 9.4% of the total outstanding voting shares and 8% of the total outstanding equity of Coca-Cola FEMSA, at a price of US$2.888 per share for an aggregate amount of US$427.4 million. Pursuant to our bylaws, the acquired shares were converted from Series D shares to Series A shares.
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
Bottler Agreements
Bottler agreements entered into by Coca-Cola FEMSA are described in Item 4, pages 42-44, of Coca-Cola FEMSA’s Form 20-F filed on April 10, 2025, which pages in relevant part are hereby incorporated by reference.
Debt Agreements
See “Item 5. Operating and Financial Review and Prospects—Summary of Significant Debt Instruments” for a brief discussion of certain terms of our significant debt agreements.
Agreements with our affiliates and associated companies
See “Item 7. Major Shareholders and Related Party Transactions—Related-Party Transactions” for a discussion of other transactions and agreements with our affiliates and associated companies.
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
Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2024, we had outstanding total debt of Ps. 148,204 million, of which 7.0% bore interest at variable interest rates and 93.0% bore interest at fixed interest rates. After giving effect to derivative hedging contracts, as of December 31, 2024, 82.3% of our total debt was fixed rate and 17.7% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage includes the effect of cross-currency and interest rate swaps). The interest rate on our variable rate debt is determined by reference to the Secured Overnight Financing Rate (“SOFR”), a benchmark rate used for US dollar loans), the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”), and the Treasury Certificates (Certificados de la Tesorería, or “CETES”) rate. SOFR is subject to U.S. and international regulatory guidance and proposals for reform. These reforms and other pressures may cause SOFR to become unavailable or to perform or be reported differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our floating rate debt or exposure under our interest rate derivative transactions. We do not anticipate a significant impact to our financial position given our current mix of variable and fixed-rate debt, taking into account the impact of our interest rate hedging. If any of the above-described reference rates increase, our interest payments would consequently increase.

The table below also includes the estimated fair value as of December 31, 2024 of:
•short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;
•long-term notes payable based on quoted market prices; and
•cross-currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2024
As of December 31, 2024, the fair value represents a decrease in total debt. This represents Ps. 16,030 million less than book value.

		As of December 31, (1)
													Carrying		Fair		Carrying
													Value at		Value at		Value at
(in millions of Mexican pesos)	2025		2026		2027		2028		2029		2030 and Thereafter		December 31, 2024		December 31, 2024		December 31, 2023
Short-term debt:
Fixed-rate debt:
Euros
Bank loans	Ps.	—		—		—		—		—		—		—		—		15
Interest rate		—%		—		—		—		—		—		—		—		2.6%
Argentine pesos
Bank loans		638		—		—		—		—		—		638		638		72
Interest rate		50.1%		—		—		—		—		—		50.1%		—		130.0%
Chilean pesos
Bank loans		460		—		—		—		—		—		460		460		633
Interest rate		6.4%		—		—		—		—		—		6.4%		—		9.6%
Colombian pesos
Bank loans		345		—		—		—		—		—		345		345		—
Interest rate		10.4%		—		—		—		—		—		10.4%		—		—
Uruguayan pesos
Bank loans		46		—		—		—		—		—		46		46		—
Interest rate		10.8%		—		—		—		—		—		10.8%		—		—
Variable-rate debt:
Mexican pesos
Bank loans		650		—		—		—		—		—		650		650		979
Interest rate		13.5%		—		—		—		—		—		13.5%		—		13.3%
Chilean pesos
Bank loans		1,222		—		—		—		—		—		1,222		1,222		754
Interest rate		6.4%		—		—		—		—		—		6.4%		—		9.2%
Colombian pesos
Bank loans		414		—		—		—		—		—		414		414		—
Interest rate		10.4%		—		—		—		—		—		10.4%		—		—%
Total short-term debt	Ps.	3,775	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	3,775	Ps.	3,775	Ps.	2,453

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2024		Fair Value at December 31, 2024		Carrying Value at December 31, 2023⁽¹⁾
											2030 and Thereafter
(in millions of Mexican pesos)	2025		2026		2027		2028		2029
Long-term debt:
Fixed-rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	10,457	Ps.	—	Ps.	6,223	Ps.	—	Ps.	5,068	Ps.	21,748	Ps.	20,274	Ps.	18,988
Interest rate		—		2.6%		—		0.5%		—%		1.0%		1.6%		—		1.6%
Promissory notes		—		—		—		—		—		—		—		—		1,064
Interest rate		—		—		—		—		—		—		—		—		1.3%
Swiss franc
Promissory notes		—		—		—		—		—		—		—		—		463
Interest rate		—		—		—		—		—		—		—		—		0.8%
U.S. dollars
Yankee bond (2)		—		—		—		—		—		43,504		43,504		39,586		36,352
Interest rate		—		—		—		—		—		3.1%		3.1%		—		3.1%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		8,563		8,563		7,283		7,121
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		27,249		27,249		19,664		26,162
Interest rate (1)		—		—		—		—		—		3.5%		3.5%		—		3.5%
Bank loans		138		—		2,331		—		—		—		2,469		2,469		2,083
Interest rate		6.7%		—%		5.1		—		—		—		5.2%		—		3.8%
Mexican pesos
(CEBUR MXN L22-2L)		—		—		—		—		—		8,435		8,435		8,110		8,434
Interest rate (1)		—		—		—		—		—		9.7%		9.7%		—		9.7%
Domestic senior notes		—		—		8,495		9,961		—		5,493		23,949		22,490		23,946
Interest rate		—		—		7.9		7.4%		—		10.0%		8.1%		—		8.1%
Bank loans		184		132		104		38		—		—		458		458		644
Interest rate		10.8%		11.8%		12.3%		12.9%		—		—		11.6%		—		11.4%
Brazilian reais
Bank loans		—		—		—		—		—		—		—		—		21
Interest rate		—		—		—		—		—		—		—		—		6.9%
Chilean pesos
Bank loans		—		—		—		—		—		—		—		—		27
Interest rate		—		—		—		—		—		—		—		—		9.3%
Subtotal	Ps.	322	Ps.	10,589	Ps.	10,930	Ps.	16,222	Ps.	—	Ps.	98,312	Ps.	136,375	Ps.	120,334	Ps.	125,305

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2024		Fair Value at December 31, 2024		Carrying Value at December 31, 2023⁽¹⁾
											2030 and Thereafter
(in millions of Mexican pesos)	2025		2026		2027		2028		2029
Variable-rate debt:
Euro
Promissory notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,700
Interest rate		—		—		—		—		—		—		—		—		4.8%
Swiss franc
Promissory notes		—		—		—		—		—		—		—		—		603
Interest rate		—		—		—		—		—		—		—		—		2.1%
Mexican pesos
(CEBUR MXN L22)		—		—		826		—		—		—		826		832		826
Interest rate (1)		—		—		11.6%		—		—		—		11.6%		—		11.6%
Domestic senior notes		1,727		—		2,927		—		—		—		4,654		4,659		4,653
Interest rate (1)		10.5		—		10.5%		—		—		—		10.5%		—		11.6%
Bank Loans		892		450		544		444		186		49		2,565		2,566		1,270
Interest rate (1)		13.4%		13.4%		12.6%		13.7%		13.8%		13.8%		13.3%		—		13.0%
Brazilian reais
Bank loans		6		3		—		—		—		—		9		8		14
Interest rate		9.1%		9.1%		—%		—		—		—		9.1%		—		8.9%
Subtotal	Ps.	2,625	Ps.	453	Ps.	4,297	Ps.	444	Ps.	186	Ps.	49	Ps.	8,054	Ps.	8,065	Ps.	9,066
Total long-term debt	Ps.	2,947	Ps.	11,042	Ps.	15,227	Ps.	16,666	Ps.	186	Ps.	98,361	Ps.	144,429	Ps.	128,399	Ps.	134,371
Current portion of long-term debt														(2,947)				(5,998)
													Ps.	148,204			Ps.	136,824

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Interest rate derivatives that have been designated as fair value hedge relationships have been used by Coca-Cola FEMSA to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss on financial instruments” in the period in which they occur. During December 31, 2024, we are applying IFRS 9 to the hedged portion of the Senior Notes of US$705, which are linked to an interest rate swap. Starting in 2022, the hedging gain or loss adjusts the carrying amount of the hedged item and is recognized in the consolidated income statement under “Market value (gain) loss in financial instruments.” During the year ended December 31, 2024, the Company recognized a gain of Ps. 383 in the consolidated income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in USD, that resulted from increases in interest rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2024 would increase our interest expense by approximately Ps. 204 million, or 3.4%, over the 12-month period of 2024, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we have operations, relative to the U.S. dollar. In 2024, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency at December 31, 2024

		% of Consolidated
		Total
Region	Currency	Revenues
Mexico and Central America	Mexican peso, Guatemalan quetzal, Panamanian balboa, Costa Rican colon, Nicaraguan córdoba and U.S. dollar	70%

South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso, Uruguayan peso and Peru sol	23%

U.S.	U.S. dollar	1%

Europe	Euros and Swiss franc	6%

We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we have operations, are denominated in U.S. dollars. As of December 31, 2024, after giving effect to all cross-currency swaps and interest rate swaps, 52.2% of our long-term indebtedness was denominated in Mexican pesos, 28.2% was denominated in U.S. dollars, 7.3% was denominated in euros, 9.5% was denominated in Brazilian reais, 1.2% was denominated in Chilean pesos, 1.2% was denominated in Colombian pesos and 0.4% in Argentine pesos. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Chilean pesos, Mexican pesos and Argentine pesos. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.
Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar and euro-denominated debt obligations as shown in the interest rate risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.
As of December 31, 2024, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was Ps. 8,052 million that expire in 2025, for which we have recorded a net fair value asset of Ps. 422 million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2024, a gain of Ps. 3 million on expired forward agreements was recorded in our consolidated results.
As of December 31, 2023, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was (i) Ps. 11,449 million that expired in 2024, for which we have recorded a net fair value liability of Ps. 537 million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2023, a loss of Ps. 180 million on expired forward agreements was recorded in our consolidated results.
As of December 31, 2022, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was (i) Ps. 10,828 million that expired in 2023, for which we have recorded a net fair value liability of Ps. 338 million; (ii) Ps. 2 million that expired in 2024, for which we have recorded a net fair value liability less than a million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2022, a loss of Ps. 565 million on expired forward agreements was recorded in our consolidated results.
As of December 31, 2024, we did not have any non-derivative financial liability as a hedge on net investments.
As of December 31, 2023, our net investment in Heineken was designated as a non-derivative hedge on long-term debt in an aggregate amount of €534 million. In 2023, following the divestment of our stake in Heineken, this net investment hedge was discontinued, recycling the effects of Heineken’s hedge in the consolidated income statements, which amounted to a gain of Ps. 5,763 million, net of tax. Additionally, as of December 31, 2023, our net investments in Jetro Restaurant Depot and Envoy Solutions were designated as non-derivative hedges on long-term debt in the aggregate amount of U.S. $1,557 million. In 2023, following our divestment of our investments in Jetro Restaurant Depot and Envoy Solutions, these net investment hedges were discontinued, with respect to Envoy Solution’s hedge, recycling its effects in the consolidated income statements, which amounted to a gain of Ps. 3,910 million, net of tax, and with respect to Jetro Restuarant Depot’s hedge, remaining in other comprehensive income, as this investment was classified as FVOCI, which amounted to a gain of Ps. 1,188 million, net of tax. See Note 4.3.1 to our consolidated financial statements.
As of December 31, 2022, our net investment in Heineken was designated as a non-derivative hedge on long-term debt in an aggregate amount of €1,200 million. We recognized a foreign exchange gain, net of tax, of Ps. 2,179 million, which is a part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income. Additionally, as of December 31, 2022, our net investments in Jetro Restaurant Depot and Envoy Solutions were designated as non-derivative hedges on long-term debt in the aggregate amount of U.S. $2,500 million. We recognized a foreign exchange gain, net of tax, of Ps. 1,498 million, which is a part of the exchange differences on translation of foreign operation within the accumulated other comprehensive income.
The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian real and Colombian peso, would have on our equity and profit or loss:

			Effect on Equity
	Change in		(in millions of
	Exchange		Mexican
Foreign Currency Risk	Rate		pesos)
2024
FEMSA(1)	+13% MXN/USD	Ps.	15
	‑13% MXN/USD		(15)
	+5% CHF/EUR		125
	‑5% CHF/EUR		(125)
	+7% CHF/USD		7
	‑7% CHF/USD		(7)
Coca-Cola FEMSA	+13% MXN/USD		183
	‑13% MXN/USD		(183)
	+13% BRL/USD		50
	‑13% BRL/USD		(50)
	+11% COP/USD		34
	‑11% COP/USD		(34)
	+2% ARS/USD		11
	‑2% ARS/USD		(11)
	+5% UYU/USD		13
	‑5% UYU/USD		(13)
	+5% CRC/USD		14
	-5% CRC/USD		(14)
2023
FEMSA(1)	+11% MXN/USD	Ps.	9
	‑11% MXN/USD		(9)
	+7% CHF/EUR		78

	‑7% CHF/EUR		(78)
	+7% EUR/USD		(6)
	‑7% EUR/USD		6
Coca-Cola FEMSA	+11% MXN/USD		465
	‑11% MXN/USD		(465)
	+12% BRL/USD		521
	‑12% BRL/USD		(521)
	+16% COP/USD		225
	‑16% COP/USD		(225)
	+120% ARS/USD		685
	‑120% ARS/USD		(685)
	+5% UYU/USD		20
	‑5% UYU/USD		(20)
	+7% CRC/USD		15
	-7% CRC/USD		(15)
2022
FEMSA(1)	+10% MXN/USD	Ps.	6
	‑10% MXN/USD		(6)
	+10% MXN/EUR		1
	‑10% MXN/EUR		(1)
	+7% CHF/EUR		44
	‑7% CHF/EUR		(44)
Coca-Cola FEMSA	+10% MXN/USD		512
	‑10% MXN/USD		(512)
	+18% BRL/USD		550
	‑18% BRL/USD		(550)
	+7% UYU/USD		25
	‑7% UYU/USD		(25)
	+17% COP/USD		112
	‑17% COP/USD		(112)
	+3% ARS/USD		10
	‑3% ARS/USD		(10)
	+7% CRC/USD		24
	-7% CRC/USD		(24)

(1)Does not include Coca-Cola FEMSA.
As of December 31, 2024, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,483 million that expire in 2025, for which we have recorded a net fair value asset of Ps. 679 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 7,243 million that expire in 2026, for which we have recorded a net fair value asset of Ps. 546 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 19,300 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 699 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,819 million that expire in 2028, for which we have recorded a net fair value liability of Ps. 211 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 2,182 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 615 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 26,086 million that expire in 2030, for which we have recorded a net fair value asset of Ps. 3,098 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 263 million that expire in 2033, for which we have recorded a net fair value liability of Ps. 31 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 10,000 million that expire in 2035, for which we have recorded a net fair value liability of Ps. 2,248 million; (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 12,492 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 3,588 million; and (x) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 3,471 million that expire in 2050, for which we have recorded a net fair value asset of Ps. 1,714 million.
As of December 31, 2023, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 954 million that expired in 2024, for which we have recorded a net fair value asset of Ps. 68 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 49,834 million that expire in 2025, for which we have recorded a net fair value asset of Ps. 118 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,045 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 919 million; (iv) cross currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,949 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 1,382 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 6,009 million that expire in 2028, for which we have recorded a net fair value asset of Ps. 89 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 20 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 337 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 13,633 million that expire in 2030, for which we have recorded a net fair value liability of Ps. 803 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 845 million that expire in 2032, for which we have recorded a net fair value liability of Ps. 51 million; (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,931 million that expire in 2033, for which we have recorded a net fair value asset of Ps. 117 million; (x) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 10,000 million that expire in 2035, for which we have recorded a net fair value liability of Ps. 3,809 million; (xi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 5,398 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 1,877 million; and (xii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 3,471 million that expire in 2050, for which we have recorded a net fair value asset of Ps. 1,235 million.
As of December 31, 2022, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 27,804 million that expired in 2023, for which we have recorded a net fair value asset of Ps. 9,428 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 497 million that expired in 2024, for which we have recorded a net fair value asset of Ps. 244 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,010 million that expire in 2025, for which we have recorded a net fair value asset of Ps. 385 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 5,971 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 560 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 17,809 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 594 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 14,620 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 1,664 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 3,679 million that expire in 2030, for which we have recorded a net fair value asset of Ps. 6 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 10,000 million that expire in 2035, for which we have recorded a net fair value liability of Ps. 2,203 million; and (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,869 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 505 million.

Certain cross-currency swap instruments did not meet the hedging criteria for accounting purposes. For the years ended December 31, 2024, 2023 and 2022 changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a gain of Ps. 938 in 2024, a gain of Ps. 141 in 2023 and a loss of Ps. 2,270 million in 2022.
A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2024 would result in a foreign exchange loss decreasing our consolidated net income by approximately Ps. 8,544 million over the 12-month period of 2024, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and euros.

As of April 18, 2025, the exchange rates relative to the U.S. dollar of all the countries where we have operations, as well as their depreciation/appreciation effect compared to December 31, 2024, were as follows:

		Exchange Rate
		as of April 18,	(Depreciation) /
Country	Currency	2025	Appreciation
Mexico	Mexican peso	20.0213	1.2%
Brazil	Brazilian reais	5.86	5.4%
Colombia	Colombian peso	4,272.83	3.1%
Argentina	Argentine peso	1,094.00	(6.0)%
Costa Rica	Colon	506.48	1.2%
Guatemala	Quetzal	7.69	0.2%
Nicaragua	Cordoba	36.62	—
Panama	U.S. dollar	1.00	—
Euro Zone	Euro	0.88	7.5%
Peru	Nuevo sol	3.73	1.1%
Chile	Chilean peso	969.23	2.7%
Uruguay	Uruguayan peso	42.21	4.2%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we have operations, relative to the U.S. dollar, occurring on December 31, 2024, would produce a reduction (or gain) in stockholders’ equity as follows:

		Reduction in
Country	Currency	Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	8,544
Brazil	Brazilian reais	3,293
Colombia	Colombian peso	1,385
Costa Rica	Colon	458
Argentina	Argentine peso	405
Guatemala	Quetzal	162
Nicaragua	Cordoba	162
Panama	U.S. dollar	346
Peru	Nuevo sol	32
Chile	Chilean peso	2,073
Uruguay	Uruguayan peso	242
Ecuador	U.S. dollar	58
Euro Zone	Euro	276
U.S.A.	U.S. dollar	4,929

Equity Risk

As of December 31, 2024 and 2023, we did not have any equity derivative agreements that exposed us to equity risk.
In March 2024 and June 2024, we entered into accelerated share repurchase ("ASR") agreements with financial institutions in the U.S. to repurchase certain of our shares through the acquisition of ADSs. See “Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers.”

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2024, we had various derivative instruments contracts with maturity dates in 2025, 2026 and 2027, notional amounts of Ps. 6,684 million and a net fair value liability of Ps. 296 million. The results of our commodity price contracts expired for the years ended December 31, 2024, 2023 and 2022 were a gain of Ps. 15 million, a loss of Ps. 430 million and a loss of Ps. 614 million, respectively, which were recorded in the results of each year.
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
ADS holders are also required to pay additional fees for certain services provided by the depositary, as set forth in the table below.

Depositary service	Fee payable by ADS holders
Issuance and delivery of ADSs, including in connection with share distributions, stock splits	Up to US$5.00 per 100 ADSs (or portion thereof)
Distribution of dividends	Up to US$0.02 per ADS
Withdrawal of shares underlying ADSs	Up to US$5.00 per 100 ADSs (or portion thereof)

Please see Exhibit 2.20 to this annual report for more information.
Direct and Indirect Payments by the Depositary
The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2024, this amount was US$3,268,836.41.

ITEMS 13-14. NOT APPLICABLE

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures
We have evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures in connection with the preparation of our consolidated financial statements as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Therefore, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, because of the material weaknesses identified below related to ineffective IT general controls (ITGCs) over IT systems related to user access and change management that support the Company’s (i) financial reporting system that supports consolidation and the calculation of deferred taxes for certain subsidiaries, (ii) payroll system for corporate and certain significant subsidiaries and (iii) financial accounting systems of a significant subsidiary, our disclosure controls and procedures were not effective as of December 31, 2024.

(b) Annual Report of Management on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”).
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that our receipts and expenditures are being made only under authorizations of our management and directors; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect errors. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate due to changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.
According to the COSO criteria, a material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity’s consolidated financial statements will not be prevented or detected on a timely basis.
We have identified material weaknesses in internal control due to ineffective ITGCs over IT systems related to user access and change management that support the Company’s (i) financial reporting system that supports consolidation and the calculation of deferred taxes for certain subsidiaries, (ii) payroll system for corporate and certain significant subsidiaries and, (iii) financial accounting systems of a significant subsidiary. As a result, the application controls and manual controls dependent on information derived from such systems were determined to be ineffective. These material weaknesses arose during 2024, mainly as a result of (i) the implementation of a new financial reporting system that supports consolidation and the calculation of deferred taxes for certain subsidiaries and a significant subsidiary partially migrating from an ERP system to a new ERP system that supports financial accounting processes, due to the efforts and inherent risk of system implementation and migration, and (ii) the lack of appropriate and timely monitoring of access for the payroll system for corporate and certain significant subsidiaries. The Company did not adequately (i) grant and monitor user access controls including privileged accounts; (ii) maintain proper and timely documentation covering the monitoring of the activities performed by privileged accounts; and (iii) maintain adequate program change management controls over new IT systems. Despite the identified material weaknesses, no material misstatements were identified in our consolidated financial statements as of and for the year ended December 31, 2024.
Based on our evaluation under the COSO criteria, because of the effect of the material weaknesses described above, our management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2024.
By applicable guidance provided by the SEC, our management assessment and conclusions of internal control effectiveness over financial reporting as of December 31, 2024, excludes an assessment of the internal control over financial reporting of the acquisition of the retail operation of Delek US Holding, Inc. This acquisition represented 0.6% and 1.0% of our total assets and net assets, respectively, as of December 31, 2024, and 0.5% and (0.01)% of our revenues and net income, respectively, for the year ended December 31, 2024.

Remediation Plan and Activities
After identifying the material weaknesses and before presenting this Annual Report, we performed a risk assessment, implemented certain compensating controls and performed detailed procedures for the year ended December 31, 2024. Management is committed to the continuous improvement of the Company’s internal control over financial reporting.
In response to the identified material weaknesses, our management, under the supervision of our Audit Committee, has developed and implemented a remediation plan designed to ensure that the material weaknesses will be remediated, such that our controls are designed, implemented, and operating effectively.
As of the date of this Annual Report, management has made, and continues to make, changes to remediate the material weaknesses through actions that include but are not limited to: (i) maintaining sufficient user access controls to information systems and applications at an individual user level including privileged accounts; (ii) maintaining proper and timely documentation of the monitoring of the activities performed by privileged accounts, and (iii) maintaining adequate change management controls over IT systems.
Control activities are preventive and detective, and include authorizations, approvals, verifications, reconciliations of the activities performed versus the authorized activities, reviews, and segregation of duties. These have already been implemented or are in the process of implementation as part of the remediation plan, including the improvement of existing internal controls.
These measures are expected to improve the ITGCs that support the Company's financial reporting system that supports consolidation and the calculation of deferred taxes for certain subsidiaries, payroll system for corporate and certain significant subsidiaries and financial accounting systems of a significant subsidiary. Management will continue to devote significant efforts to these remediation processes and may adjust the plan, as necessary.

(c) Attestation Report of the Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on internal control over financial reporting

We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in the information technology general controls (ITGC’s) over IT systems related to user access and change management that support the Company’s (i) financial reporting system that supports consolidation and the calculation of deferred taxes for certain subsidiaries, (ii) payroll system for corporate and certain significant subsidiaries and (iii) financial accounting systems of a significant subsidiary, as of December 31, 2024. As a result, the application controls and manual controls dependent on information derived from such systems were determined to be ineffective.

As indicated in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the retail operation of Delek US Holdings, Inc. (Delek), which is included in the 2024 consolidated financial statements of the Company and constituted 0.6% and 1.0% of total and net assets, respectively, as of December 31, 2024 and 0.5% and (0.01)% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Delek.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2024, and the related notes. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated April 24, 2025, which expressed an unqualified opinion thereon.

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

/s/ Mancera, S.C.
A member practice of
Ernst & Young Global Limited

San Pedro Garza García, Mexico
April 24, 2025.

(d) Changes in Internal Control over Financial Reporting
Except for the material weaknesses and remediation activities mentioned, there were no changes in the Company's internal control over financial reporting during 2024 that materially affected those controls.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees
For the fiscal years ended December 31, 2024, 2023 and 2022 Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.
The following table summarizes the aggregate fees billed to us in 2024, 2023 and 2022 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2024, 2023 and 2022:

	Year ended December 31,
	2024		2023		2022
	(in millions of Mexican pesos)
Audit fees	Ps.	255	Ps.	287	Ps.	215
Audit-related fees		22		10		12
Tax fees		27		23		23
Other fees		38		14		1
Total	Ps.	342	Ps.	334	Ps.	251

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
ITEM 16D. NOT APPLICABLE

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table summarizes our purchases of BD Units in the twelve months ended December 31, 2024.

Purchases of Equity Securities

					Approximate Value
				Total Number of	(in million Ps.)
				BD Units	of BD Units
	Total Number			Purchased as	that May Yet Be
	of BD Units	Average Price		Part of Publicly	Purchased Under
	Purchased	(in Ps.) Paid		Announced Plans	the Plans or
Period	(a) (b)	per BD Units		or Programs (b)	Programs (b)
January 1, 2024 through January 31, 2024	77,993	Ps.	230.55		16,918
February 1, 2024 through February 28, 2024	4,500,778		210.61	2,876,036	16,318
March 1, 2024 through March 31, 2024	35,553,981		208.27	35,531,308	34,000
April 1, 2024 through April 30, 2024	-		-		34,000
May 1, 2024 through May 31, 2024	7,545,924		199.50	7,545,924	32,495
June 1, 2024 through June 30, 2024	55,866,755		195.75	55,866,755	21,559
July 1, 2024 through June 31, 2024	-				21,559
August 1, 2024 through August 31, 2024	-				21,559
September 1, 2024 through September 30, 2024	530,158		204.16		21,559
October 1, 2024 through October 31, 2024	636,585		197.67		21,559
November 1, 2024 through November 30, 2024	595,133		190.92		21,559
December 1, 2024 through December 31, 2024	627,600		183.44		21,599
Total in 2024	105,934,907	Ps.	200.83	101,820,023	21,599

(a) BD Units purchased includes purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be “purchases by an affiliated purchaser of us.” See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

(b) On March 22, 2024, our shareholders authorized the purchase of up to Ps. 34,000 million of our common stock, including our BD Units, during the fiscal year 2024, amount which did not exceed the total balance of the Company’s net income, including retained earnings, as of such date.

On March 15, 2024, we entered into a derivative instrument in the form of an ASR agreement (the “March 2024 ASR Agreement”) with a financial institution in the U.S. to repurchase certain of our shares through the acquisition of ADSs. Under the terms of the March 2024 ASR Agreement, we agreed to repurchase from such financial institution an aggregate amount of US$400 million of our ADSs. On March 19, 2024, we received an initial delivery of approximately 20% of the ADSs subject to the March 2024 ASR Agreement, and on May 28, 2024, we received a final delivery of the shares repurchased under the March 2024 ASR Agreement. We repurchased a total of approximately 3.2 million ADSs pursuant to the March 2024 ASR Agreement at an average price of US$123.27 per ADS, for a total amount of US$400 million.

On June 10, 2024, we entered into a new derivative instrument in the form of an accelerated share repurchase agreement (the “June 2024 ASR Agreement”) to repurchase certain of our shares through the acquisition of ADSs. Under the terms of the June 2024 ASR Agreement, we agreed to repurchase up to an aggregate amount of US$600 million of our ADSs. On July 18, 2024, we received an initial delivery of approximately 20% of the ADSs subject to the June 2024 ASR Agreement, and on September 4, 2024, we received final delivery of the shares repurchased under the June 2024 ASR Agreement. We repurchased a total of approximately 5.4 million ADSs pursuant to the June 2024 ASR Agreement at an average price of US$110.45 per ADS, for a total amount of US$600 million.

On April 11, 2025, our shareholders authorized the purchase of up to Ps. 34,000 million of our common stock during the fiscal year 2025, amount which did not exceed the total balance of the Company’s net income, including retained earnings, as of such date.

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

Mexican law does not require us to have a Nominating Committee. However, our Corporate Practices and Nominations Committee was added with nominating functions. Our Corporate Practices and Nominations Committee is composed of four members, and as required by the Mexican Exchange Market Law and our bylaws, the four members are independent, and its chairman is elected at the shareholders’ meeting.

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
Audit Committee: Our Audit Committee, which consists of three members, aligns with the regulations outlined in the Mexican Exchange Market Law. Each member of the Audit Committee is an independent director, and its chairman is elected at the shareholders’ meeting.

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

ITEM 16H. NOT APPLICABLE

ITEM 16I. NOT APPLICABLE

ITEM 16J. INSIDER TRADING POLICY

    We have insider trading policies and procedures governing the purchase, sale and other dispositions of our securities by directors, senior management and employees. We believe that these policies and procedures are reasonably designed to promote compliance with applicable insider trading laws, rules, regulations and listing standards, including the Mexican Securities Market Law and the rules issued by the CNBV. See Exhibit 97.2—FEMSA’s Policies on Transactions with FEMSA’s Securities.

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

Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. See “Item 3. Risk Factors” for more information on our cybersecurity-related risks.

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

See pages F-1 through F-127, incorporated herein by reference.

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

2.14
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

2.15	Description of securities registered under Section 12 of the Securities Exchange Act of 1934.

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

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 24, 2025.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 24, 2025.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 24, 2025.

15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.

15.2	Consent letter of Deloitte Accountants B.V.

97.1
FEMSA Policy for the Recovery of Erroneously Awarded Compensation, effective as of October 2023 (incorporated by reference to Exhibit 97.1 of FEMSA's Annual Report on Form 20-F filed on April 23, 2024 File No. 1-35934).

97.2	FEMSA Policies on Transactions with FEMSA's Securities.

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Date: April 24, 2025

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Martin Felipe Arias Yaniz
Martin Felipe Arias Yaniz
Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MÉXICO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Fomento Económico Mexicano, S.A.B. de C.V.

Opinion on the financial statements

We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V., and subsidiaries (“the Company”) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).

We did not audit the 2022 consolidated financial statements of Heineken N.V. (a corporation in which the Company had an 8.63% interest at December 31, 2022) which is majority owned by Heineken Holding N.V. (a corporation in which the Company had a 12.26% interest at December 31, 2022) (collectively “Heineken”). In the consolidated financial statements, the Company’s equity in the net income of Heineken was Ps. 8,316 million for the year ended December 31, 2022, which is exclusive of the impact of goodwill and other adjustments recorded by the Company. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Heineken for 2022, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 24, 2025, expressed an adverse opinion thereon.

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

Impairment Tests for Cash Generating Units Containing Goodwill, Distribution Rights and Other indefinite lived intangible assets – Coca-Cola FEMSA Colombia
Description of the Matter
At December 31, 2024, the Company has distribution rights, goodwill and other indefinite lived intangible assets with an aggregate carrying value of approximately $3,638 million allocated to Coca-Cola FEMSA Colombia. The related disclosures are included in Note 2.3.2.1, Note 3.16 and Note 13 to the consolidated financial statements, and distribution rights, goodwill and other indefinite lived intangible assets are tested for impairment annually at the cash generating unit (CGU) level. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

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

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s distribution rights, goodwill and other indefinite lived intangible assets impairment review processes, including controls over management’s review of the significant assumptions described above, projected financial information and the valuation model used to develop such estimates.

We performed procedures to assess the significant assumptions used in the determination of the value in use of the CGU that included, among others, evaluating the methodology applied by management in performing the impairment test, testing the completeness and accuracy of the projected financial information included in the impairment model, reconciling the carrying value to the general ledger and comparing the prospective financial information to Board approved business plans. We also involved our internal valuation specialists to assist with the evaluation of the discount rate and revenue growth rates used in the discounted cash flow model. We compared the revenue growth rates included in the cash flow projections to external sources of information and actual prior year revenue growth rates. We assessed the historical accuracy of management’s estimates by comparing the forecast to actual results. We reperformed management’s sensitivity analyses of the discount rate and revenue growth rates to evaluate the change in the value in use of the CGU that would result from changes in the assumptions.

Furthermore, we assessed the adequacy of the related disclosures provided in Note 2.3.2.1, Note 3.16 and Note 13 to the consolidated financial statements.

/s/ Mancera, S.C.
A member practice of
Ernst & Young Global Limited

We have served as the Company’s auditor since 2008.
San Pedro Garza García, Mexico
April 24, 2025.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Financial Position
As of December 31, 2024 and December 31, 2023.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2024⁽¹⁾	2024		2023
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$6,705	Ps.	139,834	Ps.	165,112
Investments	6	2,072	43,212		26,728
Trade receivables, net	7	2,071	43,192		38,863
Inventories	8	3,235	67,464		58,222
Recoverable taxes	25	1,256	26,190		20,738
Other current financial assets	9.2	85	1,782		16,860
Other current assets	9.1	299	6,242		3,817
Current assets held for sale	4.3.2	690	14,395		25,819
Total current assets		16,413	342,311		356,159
NON CURRENT ASSETS
Equity method accounted investees	10	1,376	28,697		26,247
Property, plant and equipment, net	11	8,511	177,511		141,530
Right-of-use assets, net	12	4,697	97,960		87,941
Intangible assets, net	13	7,017	146,336		143,218
Deferred tax assets	25	1,290	26,912		27,598
Other non-current financial assets	14	1,116	23,280		14,667
Other non-current assets, net	14	409	8,529		8,496
Total non-current assets		24,416	509,225		449,697
TOTAL ASSETS		$40,829	Ps.	851,536	Ps.	805,856
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	19	$181	Ps.	3,775	Ps.	2,453
Current portion of non-current debt	19	141	2,947		5,998
Lease liabilities	12	661	13,796		12,236
Interest payable		86	1,802		1,677
Trade payable		4,647	96,912		81,518
Accounts payable	26	1,552	32,370		26,772
Income tax payable		346	7,207		9,666
Other current financial liabilities	26	1,782	37,169		30,492
Current liabilities held for sale	4.3.2	333	6,952		11,569
Total current liabilities		9,729	202,930		182,381
NON-CURRENT LIABILITIES
Bank loans and notes payable	19	6,784	141,482		128,373
Non-current portion lease liabilities	12	4,521	94,299		83,837
Employee benefits	17	430	8,968		6,920
Deferred tax liabilities	25	417	8,693		7,371
Other non-current financial liabilities	26	324	6,759		9,665
Provisions	26	186	3,875		4,323
Other non-current liabilities	26	163	3,399		4,617
Total non-current liabilities		12,825	267,475		245,106
TOTAL LIABILITIES		22,554	470,405		427,487
EQUITY
Capital stock		156	3,261		3,348
Additional paid-in capital		(124)	(2,586)		17,599
Retained earnings		14,691	306,400		304,653
Other comprehensive income (loss)		(459)	(9,573)		(21,740)
Equity attributable to equity holders of the parent		14,265	297,502		303,860
Non-controlling interest	22	4,010	83,629		74,509
TOTAL EQUITY		18,275	381,131		378,369
TOTAL LIABILITIES AND EQUITY		40,829	851,536		805,856

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.4

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Income Statements
For the years ended December 31, 2024, and December 31, 2023 and 2022.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	2024⁽¹⁾	2024		2023		2022
Net sales		$37,187	Ps.	775,551	Ps.	699,640	Ps.	595,543
Other operating revenues		289	6,034		3,052		1,465
Total revenues	28	37,476	781,585		702,692		597,008
Cost of goods sold	8	22,060	460,072		423,185		355,490
Gross profit		15,416	321,513		279,507		241,518
Administrative expenses		1,874	39,085		32,307		28,077
Selling expenses		10,163	211,966		188,732		149,145
Other income	20	172	3,588		13,102		1,051
Other expenses	20	453	9,440		6,252		2,896
Interest expense	19	959	20,002		14,916		15,853
Interest income	19	571	11,910		17,609		3,769
Foreign exchange gain (loss) , net		572	11,929		(9,849)		(3,696)
Gain on monetary position for subsidiaries in hyperinflationary economies		10	209		94		531
Market value loss on financial instruments		(101)	(2,109)		(440)		(706)
Income before income taxes and share in the profit of equity method accounted investees		3,191	66,547		57,816		46,496
Income taxes	25	1,219	25,433		12,971		13,275
Share in the (loss) profit of equity method accounted investees, net of income taxes	10	(48)	(993)		(406)		99
Net income from continuing operations		1,924	40,121		44,439		33,320
Net income from discontinued operations	4.3	6	115		32,238		1,423
CONSOLIDATED NET INCOME		1,930	40,236		76,677		34,743
Attributable to:
Controlling interest		1,283	26,735		65,689		23,909
Non-controlling interest		647	13,501		10,988		10,834
CONSOLIDATED NET INCOME		$1,930	Ps.	40,236	Ps.	76,677	Ps.	34,743
Basic earnings per share from continuing operations attributable to equity holders of the parent
Per series “B” share	24	$0.06	Ps.	1.34	Ps.	1.67	Ps.	1.12
Per series “D” share	24	0.08	1.70		2.09		1.40
Diluted earnings per share from continuing operations attributable to equity holders of the parent
Per series “B” share	24	0.06	1.33		1.67		1.12
Per series “D” share	24	0.08	1.69		2.09		1.40
Basic earnings per share from discontinued operations attributable to equity holders of the parent
Per series “B” share	24	—	0.01		1.61		0.07
Per series “D” share	24	—	0.01		2.02		0.09
Diluted earnings per share from discontinued operations attributable to equity holders of the parent
Per series “B” share	24	—	0.01		1.61		0.07
Per series “D” share	24	—	0.01		2.01		0.09

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.4

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2024 and December 31, 2023 and 2022.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2024⁽¹⁾	2024		2023		2022
CONSOLIDATED NET INCOME		$1,930	Ps.	40,236	Ps.	76,677	Ps.	34,743
Items that will be reclassified to consolidated net income in subsequent periods, net of income tax:
Valuation of the effective portion of derivative financial instruments	21	77	1,610		(928)		(2,240)
(Loss) income on hedge of net investments in foreign operations	19	—	—		(5,153)		3,677
Exchange differences loss on the translation of foreign operations and equity method accounted investees		688	14,347		(17,986)		(17,430)
Share of other comprehensive income of equity method accounted investees	10	12	260		6,097		2,369
Total items that will be reclassified to consolidated net income in subsequent periods, net of income tax		777	16,217		(17,970)		(13,624)
Items that will not to be reclassified to consolidated net income in subsequent periods, net of income tax:
(Loss) gain due to changes in the fair value in equity financial instruments		(20)	(426)		1,356		(2,236)
Share of other comprehensive income of equity method accounted investees		—	—		897		267
(Loss) gain on remeasurements of the net defined benefit liability		(49)	(1,016)		160		661
Total items that will not be reclassified to consolidated net income in subsequent periods, net of income tax		(69)	(1,442)		2,413		(1,308)
Other comprehensive income (loss) , net of income tax		708	14,775		(15,557)		(14,932)
Consolidated comprehensive income, net of income tax		$2,638	Ps.	55,011	Ps.	61,120	Ps.	19,811
Attributable to:
Equity holders of the parent		1,866	38,902		53,598		11,175
Non-controlling interest		772	16,109		7,522		8,636
Consolidated comprehensive income, net of income tax		$2,638	Ps.	55,011	Ps.	61,120	Ps.	19,811

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.4

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Changes in Equity
For the years ended December 31, 2024 and December 31, 2023 and 2022.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Fair value in equity financial instrument		Valuation of the effective portion of derivative financial instrument		Exchange differences on the translation of foreign operations and equity accounted investees		Remeasurements of the net defined benefit liability		Equity attributable to equity holders of the parent		Non-controlling interest		Total equity
Balances as of January 1, 2022		Ps.	3,348	Ps.	17,862	Ps.	238,306	Ps.	683	Ps.	4,230	Ps.	440	Ps.	(2,268)	Ps.	262,601	Ps.	72,516	Ps.	335,117
Consolidated net income			—		—		23,909		—		—		—		—		23,909		10,834		34,743
Other comprehensive income (loss), net			—		—		—		(2,236)		(1,709)		(9,545)		756		(12,734)		(2,198)		(14,932)
Total other comprehensive income (loss)			—		—		23,909		(2,236)		(1,709)		(9,545)		756		11,175		8,636		19,811
Dividends declared and paid	22,23		—		—		(11,358)		—		—		—		—		(11,358)		(6,176)		(17,534)
Issuance (purchased) share-based compensation plans	18		(1)		147		—		—		—		—		—		146		(57)		89
Acquisition of non-controlling interest			—		(295)		—		—		—		—		—		(295)		(74)		(369)
Contribution from non-controlling interest			—		—		—		—		—		—		—		—		352		352
Other movements in equity method accounted investees, net of income tax	10		—		—		335		—		—		—		—		335		—		335
Balances as of December 31, 2022		Ps.	3,347	Ps.	17,714	Ps.	251,192	Ps.	(1,553)	Ps.	2,521	Ps.	(9,105)	Ps.	(1,512)	Ps.	262,604	Ps.	75,197	Ps.	337,801

Consolidated net income			—		—		65,689		—		—		—		—		65,689		10,988		76,677
Sale of Heineken investment			—		—		—		—		—		—		—		—		—		—
Other comprehensive income (loss), net			—		—		—		1,357		(1,228)		(13,190)		970		(12,091)		(3,466)		(15,557)
Total other comprehensive income (loss)			—		—		65,689		1,357		(1,228)		(13,190)		970		53,598		7,522		61,120
Dividends declared and paid	22,23		—		—		(12,247)		—		—		—		—		(12,247)		(6,551)		(18,798)
Issuance of share-based compensation plans	18		1		(115)		—		—		—		—		—		(114)		22		(92)
Disposal of businesses			—		—		—		—		—		—		—		—		(1,681)		(1,681)
Other movements in equity method accounted investees, net of income tax	10		—		—		19		—		—		—		—		19		—		19
Balances as of December 31, 2023		Ps.	3,348	Ps.	17,599	Ps.	304,653	Ps.	(196)	Ps.	1,293	Ps.	(22,295)	Ps.	(542)	Ps.	303,860	Ps.	74,509	Ps.	378,369

Consolidated net income			—		—		26,735		—		—		—		—		26,735		13,501		40,236
Other comprehensive income (loss), net			—		—		—		(426)		701		12,431		(539)		12,167		2,608		14,775
Total other comprehensive income (loss)			—		—		26,735		(426)		701		12,431		(539)		38,902		16,109		55,011
Dividends declared and partially paid	22,23		—		—		(24,991)		—		—		—		—		(24,991)		(6,801)		(31,792)
Issuance of share-based compensation plans	18		(1)		40		—		—		—		—		—		39		(5)		34
Other acquisitions and remeasurements	22		—		—		3		—		—		—		—		3		(186)		(183)
Shares repurchase	23		(86)		(20,225)		—		—		—		—		—		(20,311)		3		(20,308)
Balances as of December 31, 2024		Ps.	3,261	Ps.	(2,586)	Ps.	306,400	Ps.	(622)	Ps.	1,994	Ps.	(9,864)	Ps.	(1,081)	Ps.	297,502	Ps.	83,629	Ps.	381,131

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Cash Flows
For the years ended December 31, 2024, and December 31, 2023 and 2022.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2024⁽¹⁾	2024		2023		2022
OPERATING ACTIVITIES
Net income from discontinuing operations		$6	Ps.	115	Ps.	32,238	Ps.	1,423
Income before income taxes from continuing operations		3,143	65,554		57,410		47,715
		3,149	65,669		89,648		49,138
Non-cash items adjustments:
Operating non-cash expenses (income)		32	663		(1,063)		3,075
Non-cash movements in post-employment and other non-current employee benefits obligations	17.4	47	983		910		—
Allowance of expected credit losses	7.2	56	1,176		1,367		—
Depreciation	11,12	1,688	35,199		31,896		27,831
Amortization of intangible assets and deferred charges	13	197	4,111		2,121		2,696
Gain on sale of long-lived assets and investment in equity instruments	20	(7)	(150)		(7,185)		(308)
Gain on sale of shares of Imbera	4.3.2	(200)	(4,165)		—		—
Gain on sale of shares in Heineken	4.3.1	—	—		(33,070)		—
Dividends received	20	—	—		(3,311)		—
Disposal of long-lived assets	20	45	939		466		416
Impairment of long-lived assets	20	134	2,801		1,248		833
Share of the loss (profit) of equity method accounted investees, net of income taxes	10	48	993		406		(7,458)
Interest income		(571)	(11,910)		(17,609)		(3,842)
Interest expense	19	959	20,002		14,916		16,314
Foreign exchange (gain) loss , net		(572)	(11,929)		9,849		3,729
(Gain) on monetary position for subsidiaries in hyperinflationary economies		(10)	(209)		(94)		(527)
Market value loss on financial instruments	21	101	2,109		440		706
Net cash flows from operating activities before changes in operating accounts		5,096	106,282		90,935		92,603
Trade accounts receivable and other current assets		(468)	(9,761)		(12,125)		(5,685)
Other current financial assets		2	45		799		(457)
Inventories		(322)	(6,720)		(6,442)		(6,860)
Derivative financial instruments		—	—		—		5
Trade accounts payable and other accounts		555	11,578		11,177		12,006
Other non-current liabilities		(172)	(3,582)		659		471
Other current financial liabilities		7	150		3,959		2,291
Employee benefits paid	17.5	(50)	(1,039)		(1,070)		(691)
		4,648	96,953		87,892		93,683
Income taxes paid		(1,332)	(27,785)		(29,507)		(18,304)
Net cash generated by (used in) operating activities from discontinuing operations		112	2,342		(8,706)		(2,803)
Net cash generated by operating activities		3,429	71,510		49,679		72,576

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Cash Flows
For the years ended December 31, 2024 and December 31, 2023 and 2022.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2024⁽¹⁾	2024		2023		2022
INVESTING ACTIVITIES
Business acquisition by Coca-Cola FEMSA, net of cash acquired	4	—	—		—		(2,356)
Business acquisition by Proximity Americas Division, net of cash acquired	4	(360)	(7,517)		(3,786)		(1,263)
Business acquisition of Valora, net of cash acquired	4	—	—		(424)		(20,504)
Other businesses acquisitions, net of cash acquired		—	—		—		(59)
Investment in equity method accounted investees	10	(36)	(750)		(1,202)		(542)
Other equity investments		8	167		—		1,593
Proceeds from disposal of investment in Imbera	4.3.2	366	7,637		—		—
Proceeds from disposal of investment in Heineken	4.3.1	—	—		133,222		—
Proceeds from disposal of investment in JRD		834	17,386		7,967		—
Proceeds from disposal of Envoy	10	—	—		24,468		—
Purchases of cash investments		(419)	(8,740)		(26,725)		—
Proceeds from maturities of cash investments		—	—		—		21,830
Interest received		568	11,842		8,871		3,639
Derivative financial instruments		—	—		(199)		(560)
Dividends received from equity method accounted investees and other investees	10,20	1	19		3,449		2,602
Property, plant and equipment acquisitions	11	(2,094)	(43,682)		(34,814)		(29,354)
Proceeds from disposal of property, plant and equipment		42	872		857		462
Acquisition of intangible assets	13	(174)	(3,631)		(3,306)		(2,118)
Investment in other assets		(21)	(433)		(737)		(1,499)
Collections of other assets		16	327		775		181
Other non-current assets		(26)	(539)		(1,550)		(1,500)
Net cash (used in) generated by investing activities by discontinuing operations		(292)	(6,080)		25,426		(16,984)
Net cash (used in) generated by investing activities		(1,587)	(33,122)		132,292		(46,432)
FINANCING ACTIVITIES
Proceeds from bank loans and notes payable	19.1	58	1,207		11,238		15,855
Payments of bank loans and notes payable	19.1	(305)	(6,364)		(43,421)		(9,882)
Interest paid		(413)	(8,603)		(10,587)		(8,259)
Derivative financial instruments		(176)	(3,661)		5,882		103
Dividends paid	23	(1,203)	(25,080)		(18,798)		(17,506)
Contributions from non-controlling interest		—	—		—		5
Shares repurchase	23	(974)	(20,311)		—		—
Acquisition of non-controlling interest		—	—		—		(266)
Interest paid on leases liabilities	12	(362)	(7,553)		(6,718)		(5,376)
Payments of leases	12	(581)	(12,122)		(9,453)		(7,915)
Other financing activities		(14)	(286)		32		(1,430)
Net cash used in financing activities from discontinuing operations		(61)	(1,276)		(20,727)		(1,227)
Net cash used in financing activities		(4,031)	(84,049)		(92,552)		(35,898)
(Decrease) increase in cash and cash equivalents		(2,189)	(45,661)		89,419		(9,754)
Increase in cash and cash equivalents from discontinuing operations		47	977		—		—
Cash and cash equivalents at the beginning of the period		7,917	165,112		83,439		97,407
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies		930	19,406		(7,746)		(4,214)
Cash and cash equivalents at the end of the period		$6,705	Ps.	139,834	Ps.	165,112	Ps.	83,439

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.4

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
The following is a description of the Company’s businesses, along with its interest ownership in each reportable segment:

	% Ownership
Business	2024	2023	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.2% (56.0% of the voting shares)	47.2% (56.0% of the voting shares)
Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Uruguay. As of December 31, 2024, The Coca-Cola Company (“TCCC”) indirectly owns 27.8% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 25% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and the New York Stock Exchange, Inc. (“NYSE”) in the form of American Depositary Shares (“ADS”).

Proximity Americas Division (4)	100%	100%	Small-box retail chain format operations in Mexico, Colombia, Peru, Chile, Brazil, and the United States mainly under the trade name “OXXO.”
Proximity Europe Division (2)	100%	100	Small-box retail and foodvenience chain operated by Valora through its portfolio of brands (k kiosk, Brezelkönig, BackWerk, Ditsch, Press & Books, avec, Caffè Spettacolo and ok.–) located in Switzerland, Germany, Austria, Luxembourg and the Netherlands.
Fuel Division	100%	100%	Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO Gas” with operations in Mexico.
Health Division	100%	100%	Drugstores operations in Chile, Colombia and Ecuador, mainly under the trademark “Cruz Verde”, “Fybeca” and “Sana Sana”; and in Mexico under various brands such as “YZA”,” La Moderna” and “Farmacon.”
Heineken investment (3)	0.9%	0.9%	Heineken N.V. and Heineken Holding N.V. shares, which represented an aggregate of 0.9% economic interest in both entities (“Heineken Group”).
Other businesses (1)	100%	100%	Transport logistics services, and maintenance to subsidiary companies and third parties with operations mainly in Mexico, Brazil and Colombia. Proximity discount grocery business whose value proposition is based on a low-cost model to provide consumers with a selection of national and private label products at the most competitive prices.Tech and innovation business unit focused on building a value added digital and financial ecosystem under the trade name "Spin".

(1)In 2023 the Company finalized the merger of Envoy Solutions, LLC with Brady Plus, retaining an economic interest of 37% in IFS TopCo. See Note 10.
(2)As described in Note 4, on October 7, 2022, the Company acquired 96.87% of ownership in Valora Holding AG. Through that date and until December 31, 2022, the Company continued acquiring ownership of Valora, having 98.15% at the end of the year. As of December 31, 2023, the Company owned 100% of Valora Holding AG.
(3)During 2023, the Company sold its investment in Heineken Group. See Note 10.
(4)During 2024, the Company completed the acquisition of 100% of the retail operation of Delek US Holdings, see Note 4.1.2

Note 2. Basis of Preparation
2.1 Statement of compliance
The consolidated financial statements of the Company as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements and its accompanying notes were approved by the Company’s shareholders at the shareholder meeting on April 11, 2025, and were authorized for issuance to the Mexican Stock Exchange by the Company’s Board of Directors on the same date. The accompanying consolidated financial statements were approved for issuance in the Company’s annual report on Form 20-F by the Company’s Chief Executive Officer and Chief Financial Officer on April 24, 2025 and subsequent events have been considered through that date (see Note 30).

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
2.2.4 Convenience translation to U.S. dollars ($)
The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of December 31, 2024, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2024 were converted into U.S. dollars at the closing exchange rate of Ps. 20.8557 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of December 31, 2024. This arithmetic conversion should not be construed as a representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.
As explained in Note 2.1 above, as of April 18, 2025 the exchange rate was Ps. 19.7175 per U.S. dollar, an appreciation of 5.5% since December 31, 2024.
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
2.3.1.1 Useful lives of property, plant and equipment and intangible assets with definite useful lives
Property, plant and equipment, including returnable bottles which are expected to provide benefits over more than one year, as well as intangible assets with definite useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets, see Notes 3.14, 3.18, 11 and 13.
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
Management also considers the existence and effect of potential voting rights that are currently exercisable or exchangeable when assessing whether the Company has significant influence.
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
The key assumptions used to determine the recoverable amount for the Company’s CGUs, including a sensitivity analysis, are further explained in Notes 3.18 and 13.
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
For 2024 and 2023, the Company measured at its fair value less cost to sell of the assets and liabilities held for sale related to its Strategic Businesses (see Note 3.17 and Note 4).
In the initial recognition of the Company's investment in IFS Top Co, the fair value of the initial investment was determined through a valuation using the estimated discounted cash flows of the share of the retained investment. The Company uses the equity method for subsequent valuation of this investment.
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
•Liabilities or equity instruments related to share-based compensation arrangements of the acquiree or share-based compensation arrangements of the Company entered into to replace share-based compensation arrangements of the acquiree are measured in accordance with IFRS 2, Share-based Payment, at the acquisition date, see Note 3.25;
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

2.4 Application of recently issued accounting standards
The Company has applied the following amendments to IFRS during 2024. None of the amendments had a significant impact on the Company’s consolidated financial statements:
2.4.1 Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7
The amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.
As a result of implementing the amendments, the Company has provided additional disclosures about its supplier finance arrangement. Please refer to Note 21.11.
2.4.2 Classification of Liabilities as Current or Non-current - Amendments to IAS 1
In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:
•What is meant by a right to defer settlement
•That a right to defer must exist at the end of the reporting period
•That classification is unaffected by the likelihood that an entity will exercise its deferral right
•That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification
The amendments are effective for annual reporting periods beginning on or after January 1, 2024 and must be applied retrospectively. The Company assessed the impact that the amendments would have on current practice and determined that there are no effects to disclose.
2.4.3 Lease Liability in a Sale and Leaseback - Amendments to IFRS 16
The amendments to IFRS 16 specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right-of-use it retains. The amendments are applied retrospectively for annual periods beginning on or after January 1, 2024. Early application is permitted. The Company assessed the impact that the amendments would have on current practice and determined that there are no effects to disclose.
2.5 Financial impacts arising from Floods and Hurricanes in Mexico and Brazil in Coca-Cola FEMSA
For the years ended on December 31, 2024 and 2023, Coca-Cola FEMSA encountered significant impacts because some natural disasters such as hurricanes and flooding, which affected its operations in certain plants of Mexico and Brazil. These natural disasters had repercussions on both its facilities including inventories and property, plant and equipment, supply chain and therefore business activity, which have influenced the reported financial outcomes of both years.
In Mexico, the effects of Hurricane Otis in 2023 and Hurricane John in 2024 affected the Coca-Cola FEMSA facilities located in Acapulco, Guerrero. The consequences of these natural disasters included material damage to inventories of raw material and finished products as well as property, plant and equipment and buildings, that needed to be restore. In Brazil, the heavy rainfall and flooding in Rio Grande do Sul affected the facilities at the Porto Alegre plant, resulting in temporary interruptions in production and distribution, the material damage to inventories of raw material and finished products as well as property, plant and equipment and buildings, that needed to be restore.
In both cases, to maintain product supply in the region, operations were restructured, leading to an increase in logistical costs. For both events, insurance claims were activated, and the progress of agreements led to the recognition of recoveries that partially mitigated the economic impacts.
As of December 31, 2024, write-offs originated by damaged assets, additional expenses incurred, as well as the insurance recoveries received until as of December 31, 2024 are recorded as follows:

		Write-off for damaged assets
Inventories	Ps.	613
Property, plant and equipment		1,081
Additional expenses & losses		1,612
Subtotal		3,306
Insurance recovery(1)		(1,669)
Total	Ps.	1,637

(1) As of December 31, 2024, the Company recorded an accounts receivable of Ps.334 in the “others” caption, reflecting the outstanding cash flow from the insurance recovery, the net cash flow received was of Ps. 1,335, of which Ps. 1,090 are associated to operating activities and Ps. 245 to investing activities.

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
Sometimes obtaining control of an acquiree in which equity interest is held immediately before the acquisition date is considered as a business combination achieved in stages also referred to as a step acquisition. The Company remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss. Also, the changes in the value of equity interest in the acquiree recognized in OCI is recognized on the same basis as required if the Company had disposed directly of the previously held equity interest, see Note 3.13.
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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
	Functional /	Average Exchange Rate for			Exchange Rate as of
	Recording				December 31,	December 31,
Country or Zone	Currency	2024	2023	2022	2024	2023
Guatemala	Quetzal	2.36	2.27	2.60	2.63	2.16
Costa Rica	Colon	0.04	0.03	0.03	0.04	0.03
Panama	U.S. dollar	18.30	17.77	20.13	20.27	16.89
Colombia	Colombian peso	0.004	0.004	0.01	0.005	0.01
Nicaragua	Cordoba	0.50	0.49	0.56	0.55	0.46
Argentina	Argentine peso	0.02	0.07	0.16	0.02	0.02
Brazil	Reais	3.40	3.56	3.90	3.27	3.49
Chile	Chilean peso	0.02	0.02	0.02	0.02	0.02
Euro Zone	Euro (€)	19.82	19.19	21.17	21.29	18.76
Peru	Nuevo Sol	4.87	4.74	5.24	5.38	4.55
Ecuador	U.S. dollar	18.30	17.77	20.13	20.27	16.89
United States	U.S. dollar	18.30	17.77	20.13	20.27	16.89
Uruguay	Uruguayan peso	0.46	0.46	0.49	0.46	0.43
Switzerland	Swiss franc	20.78	19.77	—	22.43	20.11

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
•Applying the appropriate inflation factors to restate capital stock, additional paid-in capital, net income, retained earnings and items of other comprehensive income by the necessary amount to maintain the purchasing power equivalent in the currency of the subsidiary on the dates such capital was contributed, or income was generated up to the date the consolidated financial statements are presented; and
•Including the monetary position gain or loss in the consolidated income statements in the caption “Gain on monetary position for subsidiaries in hyperinflationary economies”.
The Company restates the financial information of the Argentine subsidiary that operates in a hyperinflationary economic environment using the consumer price index (“CPI”) of the country.

As of December 31, 2024, 2023, and 2022, the operations of the Company are classified as follows:

			Cumulative Inflation 2021 - 2023
Country	Cumulative Inflation 2022 - 2024	Type of Economy		Type of Economy	Cumulative Inflation 2020 - 2022	Type of Economy
Mexico	17.6%	Non-hyperinflationary	21.1%	Non-hyperinflationary	19.4%	Non-hyperinflationary
Guatemala	15.7%	Non-hyperinflationary	17.3%	Non-hyperinflationary	18.0%	Non-hyperinflationary
Costa Rica	6.9%	Non-hyperinflationary	9.5%	Non-hyperinflationary	12.4%	Non-hyperinflationary
Panama	3.8%	Non-hyperinflationary	6.7%	Non-hyperinflationary	3.1%	Non-hyperinflationary
Colombia	30.0%	Non-hyperinflationary	30.6%	Non-hyperinflationary	21.4%	Non-hyperinflationary
Nicaragua	21.2%	Non-hyperinflationary	26.3%	Non-hyperinflationary	23.1%	Non-hyperinflationary
Argentina (a)	1221.0%	Hyperinflationary	815.6%	Hyperinflationary	300.3%	Hyperinflationary
Brazil	16.0%	Non-hyperinflationary	21.8%	Non-hyperinflationary	21.7%	Non-hyperinflationary
Euro Zone	15.1%	Non-hyperinflationary	18.0%	Non-hyperinflationary	14.6%	Non-hyperinflationary
Chile	22.5%	Non-hyperinflationary	25.6%	Non-hyperinflationary	20.9%	Non-hyperinflationary
Peru	14.2%	Non-hyperinflationary	19.2%	Non-hyperinflationary	15.4%	Non-hyperinflationary
Ecuador	5.7%	Non-hyperinflationary	7.2%	Non-hyperinflationary	5.8%	Non-hyperinflationary
United States	13.2%	Non-hyperinflationary	17.8%	Non-hyperinflationary	13.8%	Non-hyperinflationary
Uruguay	20.1%	Non-hyperinflationary	22.9%	Non-hyperinflationary	27.9%	Non-hyperinflationary
Germany	8.5%	Non-hyperinflationary	24.1%	Non-hyperinflationary	—%	Non-hyperinflationary
Netherlands	15.5%	Non-hyperinflationary	19.1%	Non-hyperinflationary	—%	Non-hyperinflationary
Austria	18.7%	Non-hyperinflationary	21.3%	Non-hyperinflationary	—%	Non-hyperinflationary
Luxembourg	14.3%	Non-hyperinflationary	17.3%	Non-hyperinflationary	—%	Non-hyperinflationary
Switzerland	5.3%	Non-hyperinflationary	6.2%	Non-hyperinflationary	—%	Non-hyperinflationary
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
The FACPCE (Federación Argentina de Consejos Profesionales de Ciencias Económicas) approved on September 29, 2018 and published on October 5, 2018, a resolution which defines, among other things, that the index price to determine the restatement coefficient (Based on a series that applies the Consumer Price Index (“CPI”) from January 2017 with the Wholesale Domestic Price Index (“WDPI”) until this date, and computing November and December 2015 using the CPI- of Ciudad del Gran Buenos Aires (“CGBA”) variation).
3.5 Cash and cash equivalents and restricted cash
Cash is comprised of deposits in bank accounts that generate interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed-income investments (overnight), both with maturities of three months or less, and their carrying values approximate fair value. All credit card, debit card and electronic transfer transactions that process in less than 1.5 days are classified as cash and cash equivalents. The amount due from banks for these transactions classified as cash and cash equivalents amounts to Ps. 3,971 and Ps. 2,315 as of December 31, 2024 and 2023, respectively.
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

3.9.2 Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income under the heading valuation of the effective portion of derivative financial instruments. The gain or loss relating to the ineffective portion is recognized immediately in the “market value (gain) loss on financial instruments” line item within the consolidated income statements.
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
3.9.2.1 Fair value hedges
For hedged items carried at fair value, the change in the fair value of a hedging derivative is recognized in the consolidated income statement as foreign exchange gain or loss. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item and is also recognized in the consolidated income statement as “foreign exchange gain or loss”.
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
Differences in foreign currency that arise in the conversion of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income in the exchange differences in the “translation of foreign operations and associates” caption, to the extent that the hedge is effective. To the extent that the hedge is ineffective, such differences are recognized as market value gain or loss on financial instruments within the consolidated income statements. When part of the hedge of net investment is disposed, the corresponding accumulated foreign currency translation effect is recognized as part of the gain or loss on the disposal in discontinued operations within the consolidated income statement. In the case of an equity instrument measured at FVOCI, the corresponding accumulated foreign currency translation effects remains as part of OCI.
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
Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract and deducted from Net sales as consideration paid to customers. During the years ended December 31, 2024, and December 31, 2023 and 2022, such amortization aggregated to Ps. 258, Ps. 304 and Ps. 295, respectively. See Note 9.1 and Note 14.1.
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
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. For the years ended December 31, 2024, 2023 and 2022 the Company does not have an interest in joint operations.
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
The Company reclassifies the proportion of the interest disposed of a joint venture investment based on the overall reduction in the investment. During the years ended December 31, 2024, 2023, and 2022 the Company did not have any significant disposals or partial disposals of joint arrangements.
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

The estimated useful lives of the Company’s assets are as follows:

Years
Buildings	20-50
Machinery and equipment	5-25
Distribution equipment	4-14
Refrigeration equipment	7-10
Returnable bottles	1.5-4
Leasehold improvements	The shorter of the lease term or 20 years
Information technology equipment	3-4
Other equipment	2-15
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
As of December 31, 2024, Coca-Cola FEMSA had four bottler agreements in Mexico, (i) Valley of Mexico territory, which is up for renewal in June 2033, (ii) Southeast territory, which is up for renewal in June 2033, (iii) Bajio territory, which is up for renewal in May 2025 and (iv) Golfo territory, which is up for renewal in May 2025. As of December 31, 2024, Coca-Cola FEMSA had one bottler agreement in Brazil, which is up for renewal in October 2027. As of December 31, 2024, Coca-Cola FEMSA had three bottler agreements in Guatemala, which are up for renewal in March 2035 (one contract) and April 2028 (two contracts).
In addition, Coca-Cola FEMSA had one bottler agreement in each country which is up for renewal as follows: Argentina, which is up for renewal in September 2034; Colombia which is up for renewal in June 2034; Panama which is up for renewal in November 2034; Costa Rica which is up for renewal in September 2027; Nicaragua which is up for renewal in May 2026; and Uruguay which is up for renewal in June 2028.

As of December 31, 2024, Coca-Cola FEMSA’s Venezuela investee had one bottler agreement, which is up for renewal in August 2026.
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
Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. For the year ended on December 31, 2024 the Company has assets and liabilities held for sale. See Note 4.
Discontinued operations are excluded from the continuing operations and are also presented as a single line item as earnings (loss) after income taxes of discontinued operations in the consolidated income statement.
For the year ended on December 31, 2024, 2023 and 2022 the Company has discontinued operations related to its investment in Heineken and other significant businesses that have been disposed or are in the process of being sold. See Note 4.
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

The recoverable amount is the higher of fair value less costs to sell and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted, as discussed in Note 2.3.2.1.
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
For the years ended December 31, 2024, 2023 and 2022, the Company recognized impairment losses of Ps. 2,801, Ps. 1,248 and Ps. 833, respectively (see Note 20).
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
Employee profit sharing (“PTU”) in Mexico is paid by the Company’s Mexican subsidiaries to its eligible employees. In Mexico, PTU is computed at the rate of 10% of the individual company taxable income. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: a) neither tax losses from prior years nor the PTU paid during the year are deductible; and b) payments to employees that are exempt from taxes are fully deductible in the PTU computation.
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
Rewards programs
The Company recognizes a contract liability for the obligation to award additional benefits to its customers mainly from reward points granted by Proximity Americas and Fuel Division. Management considers in determining that liability, the amount of points granted to its customers and revenue is recognized when the reward points are redeemed or expired and the related inventory is transferred to the customer. These contract liabilities as of December 31, 2024 and 2023 amounted to Ps. 418 and Ps. 267, respectively and are included as part of the “trades payable” caption.
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
In the wholesaler channel, retail products are sold at a discount based on volume, considering total sales during certain period. Revenues on these sales are recognized based on the price established in the agreement, net of variable consideration for discounts for estimated volume. The Company uses its accumulated experience to estimate discounts, using the expected value method.
Significant financing component
There is no significant financing component, due to the fact that the majority of sales are made either in cash or on credit with payment terms of less than one year.
Contracts costs
The incremental costs for obtaining a customer contract are recognized as an asset if the Company expects to recover those costs. The incremental costs are those incurred to obtain a contract and that would not be incurred if the contract hadn’t been obtained. The Company recognizes these costs as incurred in the consolidated income statement when the associated revenue is realized in a period equal to or less than one year. The contract costs, are amortized on a straight-line basis over the terms of the related revenue contracts, reflecting how the goods and services are transferred to the client. Any other costs that are related to the fulfillment of a contract with a customer and not within the scope of another IFRS standard (e.g. IAS 2, Inventories), are recorded as an asset if they meet the following criteria:
•The costs relate directly to a contract that the Company expects to identify specifically;
•The costs generate or improve the resources of the Company that will be applied to satisfy, or continue satisfying performance obligations in the future; and
•The costs are expected to be recovered.
The contract asset is amortized in the same manner as the goods and services are transferred to the customer. Accordingly, the asset is recognized in the consolidated income statement through its amortization in the same period in which the related revenue is recognized. For the years ended December 31, 2024, 2023 and 2022, contract costs were not significant.
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
Selling expenses include:
•Distribution: labor costs, outbound freight costs, warehousing costs of finished products, write-off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2024, 2023, and 2022, these distribution costs amounted to Ps. 39,035, Ps. 34,615 and Ps. 30,721, respectively;
•Sales: labor costs (salaries and other benefits including PTU) and sales commissions paid to sales personnel; and
•Marketing: promotional expenses and advertising costs.
3.24 Income taxes
The income tax expense represents the sum of the current tax payable and deferred tax. Income taxes are charged to the consolidated income statements, except when they relate to items that are recognized in other comprehensive income or directly in equity.
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
3.24.1 Current income taxes
Income taxes are recognized in the results, however, in the case of inflationary effects, penalties and surcharges derived from income taxes from previous years, they are recognized within the line of other expenses and other income before the income taxes line item in the consolidated income statement of the Company since Management considers that the aforementioned inflationary effects, penalties and surcharges are not an integral part of the income taxes of the year (see Note 25.8).

3.24.2 Deferred income taxes
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are recognized for all deductible temporary differences, including tax loss carryforwards and certain tax credits, to the extent that it is probable that future taxable profits, reversal of existing taxable temporary differences and future tax planning strategies will create taxable profits that will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from initial recognition of goodwill (no recognition of deferred tax liabilities) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. In the case of Brazil, where certain goodwill amounts are at times deductible for tax purposes, the Company recognizes as part of the acquisition method a deferred tax asset for the tax effect of the excess of the tax basis over the related carrying value.
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
In Mexico, the income tax rate was 30% for 2024, 2023 and 2022, and currently Management has no reason to believe that the tax rate will change in the foreseeable future. The tax rates for other countries is disclosed in Note 25.
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

Note 4. Business Combinations and Disposals
4.1 Business Combinations
The Company consummated certain business acquisitions during 2024, 2023 and 2022. The results and cash flows of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statement, the consolidated statements of financial position and the consolidated statements of cash flows in the year of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows show the cash outflow for the acquired operations, net of the cash acquired related to those acquisitions.
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
4.1.2 Proximity Americas Division
In September 2024, the Company (through Proximity Americas Division) completed the acquisition of 100% of the retail operation of Delek US Holdings, Inc. (herein “Delek”), a chain of convenience stores located in the United States, for Ps. 7,683 in all-cash consideration, looking to develop the convenience market in that country. The acquisition costs amounted to Ps. 61.
The preliminary allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2024
Other current assets, including cash acquired of Ps. 166	Ps.	191
Inventories		762
Property, plant and equipment		3,133
Right-of-use assets		555
Other intangible assets		1,216
Total assets		5,857
Total liabilities		(910)
Net assets acquired		4,948
Goodwill pending of allocation		2,735
Total consideration transferred		7,683
Cash acquired		(166)
Net cash paid	Ps.	7,517
The Company expects to recover the amounts allocated as goodwill through synergies, building on FEMSA’s capabilities by leveraging its expertise in the organization and management of convenience stores. Additionally, this goodwill is deductible for US tax purposes over a period of 15 years.
The income statement information of this acquisition for the period from the acquisition date through December 31,
2024 is as follows:

Income Statement	2024
Total revenues	Ps.	3,672
Loss before income taxes		(5)
Net loss	Ps.	(5)
4.1.3 Envoy Solutions LLC
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
4.2 Other acquisitions
4.2.1 Spin
In March 2023, the Company (through Spin) completed the acquisition of 100% of NetPay S.A.P.I. de C.V. (herein “NetPay”), a small business focused on processing electronic transactions for small and medium-sized businesses, for Ps. 4,422 in all-cash consideration.
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
4.2.2 Coca-Cola FEMSA
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
4.2.4 Envoy Solutions LLC
During 2022, the Company (through Envoy Solutions LLC) completed the acquisition of 100% of ATRA Janitorial Supply Co., LLC. (herein “Atra”), Hughes Enterprises, LLC. (herein “Hughes”), Sunbelt Packaging, LLC. (herein “Sunbelt”), H.T. Berry Company, LLC. (herein “H.T. Berry”) and other smaller acquisitions for Ps. 8,203 in all-cash consideration.
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
Unaudited Pro Forma Financial Data
The following unaudited consolidated pro forma financial data represent the Company’s historical financial information, adjusted to give effect to (i) the acquisition of Delek as if this acquisition had occurred on January 1, 2024; and (ii) certain accounting adjustments mainly related to the pro forma depreciation of fixed assets and amortization of definite life intangibles of the acquired companies.
Unaudited consolidated pro forma financial data for the acquisitions is as follows:

	For the year ended
	December 31, 2024
Total revenues	Ps.	796,086
Income before income taxes and share of the profit of equity method accounted investees		67,776
Net income		41,465
Basic net controlling interest income per share Series “B”	Ps.	1.39
Basic net controlling interest income per share Series “D”		1.74
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
Unaudited consolidated pro forma financial data for the acquisitions is as follows:

For the year ended

	December 31, 2022
Total revenues	Ps.	730,624
Income before income taxes and share of the profit of equity method accounted investees		43,318
Net income		34,864
Basic net controlling interest loss per share Series “B”	Ps.	1.20
Basic net controlling interest loss per share Series “D”		1.50
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
Because of its importance as a substantial business for the Company, which includes its geographical footprint, the investment in Heineken was classified as a discontinued operation for all the years presented in these consolidated financial statements; the results related with the equity method were presented in the profit after tax from discontinued operations in the consolidated statements of income. The consolidated statements of income comparative figures have therefore been restated accordingly.
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

For the year ended December 31, 2022, the amount of discontinued operations was Ps. 7,359, related with the equity method of Heineken.
After the sale of the economic interest in Heineken, the remaining shares linked to the exchangeable bond are classified as a financial asset within the consolidated statement of financial position and amounted to Ps. 6,440 and Ps. 7,514 as of December 31, 2024 and 2023, respectively. See Note 14.2.
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
On December 31, 2023, the Company identified the AlPunto and Solistica businesses as held for sale and are therefore presented as held for sale and discontinued operations. As of December 31, 2024, Solistica businesses and plastic solutions operations from Alpunto continue presented as held for sale and discontinued operations. The major classes of assets and liabilities classified as held for sale as at December 31, 2024 and 2023 are, as follows:

		2024	2023
Cash	Ps.	977	319
Trade receivables		4,758	6,837
Inventories		324	2,636
Other current assets		625	596
Total Current Assets		6,684	10,387

Property, plant and equipment		2,577	3,830
Right-of-use assets		2,710	2,827
Intangible assets		1,507	6,250
Other assets		917	2,525
Total Assets		14,395	25,819

Lease liabilities		703	674
Operating liabilities		3,099	7,631
Total Current Liabilities		3,802	8,305

Non-current portion lease liabilities		2,329	2,391
Employee benefits		189	479
Other liabilities		632	396
Total Liabilities	Ps.	6,952	11,569
On October 31, 2023, the Company finalized the merger of Envoy Solutions, LLC into Brady Plus (“IFS TopCo LLC”), with Envoy continuing its operations as a wholly-owned subsidiary of Brady IFS. As a result of the transaction, the Company lost control over Envoy and recognized a gain of disposal of Ps. 163 million in the consolidated income statement for 2023. Following the merger, the Company received approximately US$1.5 billion in cash and acquired a 37% ownership stake in the newly formed entity measured at fair value. The remaining ownership, approximately 63%, was acquired by existing Brady Plus equity holders, represented by Sponsor Co, LLC, and the existing non-controlling interest of Envoy Solutions. Subsequently, the Company recognizes its investment in Brady IFS under the equity method given that it exercises significant influence over the entity.
On November 1, 2024, the Company finalized the sale of its refrigeration and food service equipment operations, Imbera and Torrey, to Mill Point Capital LLC for a total amount of Ps. 8,172 million. This amount is composed of Ps. 7,637 million in cash and Ps. 534 million in a credit note. As a result of the transaction, the Company lost control over the businesses described and recognized a gain of disposal of Ps. 4,165, reclassified to discontinued operations.

	December 31, 2024
Proceeds from the sale of shares	Ps.	8,172
Cost of sale of shares		5,063
		3,109
Expenses related to the sale		(65)
Recycling:
Foreign exchange loss		(1,755)
Employee benefits		(21)
		(1,776)
Income of period:
Net Income		3,238

Taxes:
Cancellation of deferred tax		195
Current tax expense		(536)
		(341)

Gain on sale of shares reclassified to discontinued operations	Ps.	4,165

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
The results of the discontinued operations related to these dispositions, which are all part of the same disposal decision related to the FEMSA Forward strategy, for the years ended are shown below:

		2024		2023		2022
Net sales	Ps.	20,200	Ps.	80,634	Ps.	76,194
Cost of goods sold		17,572		62,275		66,044
Gross profit		2,628		18,359		10,150
Operating profit		1,258		3,997		1,972
Loss before income taxes of discontinued operations		(2,756)		(1,334)		(4,816)
Income taxes		(1,294)		511		(1,120)
Gain on sale of discontinued operations		4,165		59		—
Net income (loss) of the period of discontinued operations (1)	Ps.	115	Ps.	(765)	Ps.	(5,936)

Heineken		—		33,003		7,359
Total discontinued operations	Ps.	115	Ps.	32,238	Ps.	1,423

(1) Includes impairment loss related to Logistics and Distribution for an amount of Ps. 4,879 and Ps. 3,955 in 2024 and 2023, respectively.

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

	December 31, 2024		December 31, 2023
Cash and bank balances	Ps.	48,572	Ps.	90,114
Cash equivalents (see Note 3.5)		91,262		74,998
	Ps.	139,834	Ps.	165,112

Note 6. Investments

As of December 31, 2024 and 2023, current investments with a maturity greater than three months but less than twelve months are carried at amortized cost, and their carrying value is similar to their fair value. The following is a detail of such investments:

Fixed-rate
	2024		2023
Bank deposits
Acquisition cost	Ps.	42,949	Ps.	26,354
Accrued interest		263		374
Total investments	Ps.	43,212	Ps.	26,728

Note 7. Trade Accounts Receivable, Net

	December 31, 2024		December 31, 2023
Trade accounts receivable	Ps.	37,972	Ps.	34,047
The Coca-Cola Company (see Note 15)		491		378
Loans to employees		119		114
Heineken Group		268		352
Others		7,321		6,507
		46,171		41,398
Allowance for expected credit losses		(2,979)		(2,535)
	Ps.	43,192	Ps.	38,863

7.1 Trade receivables
Trade receivables representing rights arising from sales and loans to employees or any other similar concept, are presented net of discounts and the allowance for expected credit losses.
Coca-Cola FEMSA has accounts receivable from The Coca-Cola Company arising from the latter’s participation in advertising and promotional programs.
Because 3% of the trade accounts receivables are unrecoverable, the Company does not have customers classified as “high risk,” which would be eligible to have special management conditions for the credit risk.
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
The parameters used within the model are:
•Breach probability;
•Loss severity;
•Financing rate;
•Special recovery rate; and
•Breach exposure.
Aging of accounts receivable (days current or outstanding)

	December 31, 2024		December 31, 2023
Current	Ps.	30,045	Ps.	25,424
0‑30 days		7,605		9,892
31‑60 days		1,343		1,398
61‑90 days		683		835
91‑120 days		393		1,017
120+ days		6,102		2,832
Total	Ps.	46,171	Ps.	41,398

7.2 Changes in the allowance for expected credit losses

	2024		2023		2022
Balance at the beginning of the period	Ps.	2,535	Ps.	2,238	Ps.	1,951
Allowance for the period		1,176		1,367		1,060
Additions (write-offs) of uncollectible accounts		(831)		(557)		(945)
Addition from business combinations		69		3		166
Effects of changes in foreign exchange rates		99		(26)		6
Disposal of businesses		(69)		(490)		—
Balance at the end of the period	Ps.	2,979	Ps.	2,535	Ps.	2,238

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and dispersed.
In 2024 the Company recognized a write-off in Health Division for an amount of Ps. 506 related with trades receivables in Colombia due to uncertainty in collection with one of the main institutional customers.

7.3 Payments from The Coca-Cola Company
The Coca-Cola Company participates in certain marketing and promotional programs. Contributions received by the Company are recognized as a reduction in selling expenses. For the years ended December 31, 2024 and December 31, 2023, and December 31, 2022 contributions received were Ps. 2,012, Ps. 2,450 and Ps. 1,170, respectively.

Note 8. Inventories

	December 31, 2024		December 31, 2023
Finished products	Ps.	60,152	Ps.	51,939
Raw materials		4,545		3,701
Spare parts		1,636		1,145
Work in process		758		899
Inventories in transit		373		538
	Ps.	67,464	Ps.	58,222

For the years ended December 31, 2024, December 31, 2023 and December 31, 2022, the Company recognized write-downs of its inventories for Ps. 3,717, Ps. 3,278 and Ps. 2,089 to net realizable value, respectively.
For the years ended December 31, 2024, December 31, 2023 and December 31, 2022, changes in inventories are comprised of the following and included in the consolidated income statement under the cost of goods sold caption:

	2024		2023		2022
Changes in inventories of finished goods and work in process	Ps.	317,608	Ps.	286,346	Ps.	234,174
Raw materials and consumables used		126,040		115,542		84,984
Total	Ps.	443,648	Ps.	401,888	Ps.	319,158

Note 9. Other Current Assets and Other Current Financial Assets
9.1 Other current assets

	December 31, 2024		December 31, 2023
Prepaid expenses	Ps.	5,197	Ps.	3,331
Agreements with customers, net of accumulated amortization		132		126
Licenses		502		233
Other		411		127
	Ps.	6,242	Ps.	3,817

As of December 31, 2024 and 2023, the Company’s prepaid expenses are as follows:

	December 31, 2024		December 31, 2023
Advances for inventories	Ps.	2,309	Ps.	1,826
Advertising and promotional expenses paid in advance		1,535		96
Advances to service suppliers		131		4
Prepaid leases		78		63
Prepaid insurance		262		674
Others		882		668
	Ps.	5,197	Ps.	3,331
For the years ended December 31, 2024, 2023 and 2022, the Company’s advertising and promotional expenses amounted to Ps. 7,286, Ps. 6,778 and Ps. 5,768, respectively.
9.2 Other current financial assets

	2024		2023
Restricted cash	Ps.	349	Ps.	304
Derivative financial instruments (see Note 21)		1,278		431
Notes receivable (1)		155		16,125
	Ps.	1,782	Ps.	16,860

(1) In 2023, the Company sold its investment in Jetro Restaurant Depot. As part of the purchase sale agreement, a note receivable was agreed for U.S$933 (Ps. 15,954), and in 2024, the Company collected this note receivable for U.S. $946 (Ps. 17,386) which included accrued interest.
The Company has pledged part of its cash to fulfill the collateral requirements for the accounts payable in different currencies. As of December 31, 2024 and 2023, the restricted cash pledged was held in:

	2024		2023
U.S. Dollars	Ps.	349	Ps.	304
The restricted cash in U.S. Dollars corresponds to operations in Brazil and relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

Note 10. Equity Method Accounted Investees
As of December 31, 2024 and 2023, Company’s equity method accounted investees are as follows:

			Ownership Percentage			Carrying Value
Investee	Principal Activity	Place of Incorporation	December 31, 2024	December 31, 2023		December 31, 2024		December 31, 2023
IFS TopCo LLC (3)	Distribution	United States	37.1%	37.1%		17,356		15,032
Coca-Cola FEMSA:
Joint ventures:
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	50.0%	50.0%		239		223
Fountain Agua Mineral, L.T.D.A.	Beverages	Brazil	50.0%	50.0%		818		808
Planta Nueva Ecología De Tabasco, S.A. de C.V.	Recycling	Mexico	50.0%	50.0%		1,392		1,139
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.4%	36.4%		3,654		3,454
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	Canned bottling	Mexico	26.5%	26.5%		195		215
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		91		99
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	28.2%	28.2%		3,466		2,831
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	25.1%	25.1%		212		298
Alimentos de Soja S.A.U.	Beverages	Argentina	10.7%	10.7%		48		23
Other investments in Coca-Cola FEMSA	Various	Various	Various	Various		118		156
Proximity Americas Division:
Joint ventures:
Raizen Conveniências	Proximity	Brazil	50.0%	50.0%		929		1,636
Other investments (1) (3)	Various	Various	Various	Various		179		333
					Ps.	28,697	Ps.	26,247

(1)Associate.
(2)Joint ventures.
(3)As a result of the merger between Envoy Solutions and Brady Plus during October 2023, the Company owns 37.1% of the shares of IFS TopCo LLC, having significant influence over this investee, mainly because it has appointed directors who participate in the Board of IFS TopCo LLC (see Note 4).

Coca-Cola FEMSA's investments

During 2024 Coca-Cola FEMSA received dividends from Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) for an amount of Ps. 19.

During 2024 and 2023 Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for an amount of Ps. 482 and Ps. 466, and sold shares for an amount of Ps. 24 on 2023. Also its ownership decreased due to a corporate restructuring.

During 2024 and 2023 Coca-Cola FEMSA made capital contributions to Planta Nueva Ecología de Tabasco S.A. de C.V. for an amount of Ps. 320 and Ps. 506, respectively. There were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2023 Coca-Cola FEMSA received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. (“PIASA”) for an amount of Ps. 79.

During 2023, Coca-Cola FEMSA recognized an impairment on its investment in Alimentos de Soja S.A.U. for an amount of Ps. 143 recognized in the South America segment.

During 2022 Coca-Cola FEMSA received dividends from Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) for the amount of Ps. 16.

For the years ended December 31, 2024, 2023 and 2022 the equity earnings recognized for associates of Coca-Cola FEMSA were Ps. 294, Ps. 25 and Ps. 194, respectively.
For the years ended December 31, 2024 the equity earnings recognized for joint ventures of Coca-Cola FEMSA were Ps. 12. In December 2023 and 2022, the equity earnings recognized for joint ventures of Coca-Cola FEMSA Ps. 190 and Ps. 192, respectively.

IFS TopCo LLC

On October 31, 2023, the Company entered into a definitive agreement with Brady Plus to create a new distribution platform for the facility cleaning, food disposables and packaging industries in the United States. The Company received Ps. 24,468 (U.S. $1.5 billion) in cash and maintains a 37.1% equity interest in the new combined entity IFS TopCo LLC.
For the years ended in December 31, 2024 the Company completed the purchase price allocation and determined the fair value of this investment and goodwill as described below. The fair value of the investment derived from the transaction was Ps. 15,032 (U.S. $890 million) (see Note 4.3.2).

Reconciliation from the equity of the associate IFS TopCo LLC to the investment of the Company.

		December 31, 2024				December 31, 2023
Amounts in millions		Peso		U.S. dollars		Peso		U.S. dollars
Equity attributable to the equity interest in IFS TopCo		Ps.	41,564	$.	2,051	Ps.	36,169	$.	2,141
Economic ownership percentage	%		37.08%		37.08%		37.08%		37.08
Investment in IFS TopCo investment exclusive of goodwill		Ps.	15,413	$.	760	Ps.	13,412	$.	794
Goodwill allocated			1,943		96		1,620		96
IFS TopCo investment (1)		Ps.	17,356	$.	856	Ps.	15,032	$.	890

(1)IFS TopCo purchase price allocation was finalized during the twelve month remeasurement period after the acquisition date.

For the year ended December 31, 2024, 2023 and 2022, the Company’s share of other comprehensive income from equity investees, net of taxes are as follows:

	2024		2023		2022
Items that may be reclassified to consolidated net income:
Valuation of the effective portion of derivative financial instruments	Ps.	(32)	Ps.	(526)	Ps.	(286)
Exchange differences on translating foreign operations		292		6,623		2,655
Total	Ps.	260	Ps.	6,097	Ps.	2,369
Items that may not be reclassified to consolidated net income in subsequent periods:
Remeasurements of the net defined benefit liability	Ps.	—	Ps.	897	Ps.	267

For the years ended December 31, 2024, 2023 and 2022 the equity earnings (loss) recognized for other associates were Ps. 2,071, Ps. (621), and Ps. 287, respectively.

Note 11. Property, Plant and Equipment

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2022	Ps.	10,113	Ps.	28,109	Ps.	90,084	Ps.	16,563	Ps.	19,432	Ps.	10,736	Ps.	27,759	Ps.	1,051	Ps.	203,847
Additions (1)		447		774		8,237		939		4,124		15,597		2,669		397		33,184
Additions from business acquisitions		201		1,268		4,478		126		8		699		175		—		6,955
Changes in the fair value of past acquisitions		—		—		(68)		—		—		—		36		(19)		(51)
Transfer of completed projects in progress		159		1,571		4,794		2,485		645		(9,954)		290		10		—
Transfer (to)/from assets classified as held for sale		—		—		(107)		—		—		—		—		—		(107)
Disposals		(33)		(259)		(3,362)		(1,072)		(381)		(290)		(214)		(15)		(5,626)
Effects of changes in foreign exchange rates		(458)		(1,167)		(1,955)		(1,276)		(1,707)		(589)		641		(166)		(6,677)
Effects on the recognition of inflation effects		222		735		2,903		536		849		7		—		(2)		5,250
Cost as of December 31, 2022	Ps.	10,651	Ps.	31,031	Ps.	105,004	Ps.	18,301	Ps.	22,970	Ps.	16,206	Ps.	31,356	Ps.	1,256	Ps.	236,775
Cost as of January 1, 2023	Ps.	10,651	Ps.	31,031	Ps.	105,004	Ps.	18,301	Ps.	22,970	Ps.	16,206	Ps.	31,356	Ps.	1,256	Ps.	236,775
Additions (1)		135		319		9,193		855		2,782		18,376		4,572		566		36,798
Additions from business acquisitions		—		—		64		—		—		2		—		—		66
Business combinations from disposals		—		—		70		—		—		—		—		—		70
Changes in the fair value of past acquisitions		73		(15)		189		—		—		—		—		10		257
Transfer of completed projects in progress		558		1,582		6,008		2,346		2,110		(12,621)		3		14		—
Transfer to/(from) assets classified as held for sale		—		—		57		—		—		—		—		—		57
Disposals		(327)		(799)		(9,656)		(1,245)		(270)		(322)		(1,012)		(100)		(13,731)
Disposal of Envoy Solutions		—		—		(1,001)		—		—		(91)		(200)		(17)		(1,309)
Effects of changes in foreign exchange rates		(523)		(2,174)		(5,845)		(1,299)		(2,155)		(1,109)		(266)		(371)		(13,742)
Effects on the recognition of inflation effects		177		587		1,897		400		655		123		4		—		3,843
Cost as of December 31, 2023	Ps.	10,744	Ps.	30,531	Ps.	105,980	Ps.	19,358	Ps.	26,092	Ps.	20,564	Ps.	34,457	Ps.	1,358	Ps.	249,084

Cost as of January 1, 2024	Ps.	10,744	Ps.	30,531	Ps.	105,980	Ps.	19,358	Ps.	26,092	Ps.	20,564	Ps.	34,457	Ps.	1,358	Ps.	249,084
Additions (1)		1,738		1,073		8,659		3,506		2,619		23,661		5,775		407		47,438
Additions from business acquisitions		833		1,296		1,009		—		—		—		—		—		3,138
Transfer of completed projects in progress		348		948		(768)		9,029		2,215		(13,226)		199		1,255		—
Disposals		(106)		(362)		(3,513)		(1,077)		(455)		(260)		(104)		(213)		(6,090)
Effects of changes in foreign exchange rates		(131)		11		9,710		4,052		1,110		917		498		707		16,874
Effects on the recognition of inflation effects		278		978		3,142		813		1,325		188		—		—		6,724
Cost as of December 31, 2024	Ps.	13,704	Ps.	34,475	Ps.	124,219	Ps.	35,681	Ps.	32,906	Ps.	31,844	Ps.	40,825	Ps.	3,514	Ps.	317,168

(1)Total includes Ps. 3,756, Ps. 890 and Ps. 2,278 outstanding payment to suppliers, as of December 31, 2024, 2023 and 2022 respectively.
(2)Investments in fixed assets in progress are expected to be completed and transferred to other fixed assets categories within next twelve months.

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2022	Ps.	—	Ps.	(8,421)	Ps.	(46,262)	Ps.	(9,300)	Ps.	(12,674)	Ps.	4	Ps.	(11,532)	Ps.	(515)	Ps.	(88,700)
Depreciation for the year		—		(1,393)		(9,107)		(2,015)		(3,234)		—		(2,456)		(134)		(18,339)
Transfer to/(from) assets classified as held for sale		—		—		89		—		—		—		—		—		89
Disposals		—		217		3,319		936		305		—		248		12		5,037
Effects of changes in foreign exchange rates		—		298		745		860		1,274		—		(766)		144		2,555
Changes in value on the recognition of inflation effects		—		(244)		(2,034)		(354)		(745)		—		(5)		(34)		(3,416)
Accumulated Depreciation as of December 31, 2022	Ps.	—	Ps.	(9,543)	Ps.	(53,250)	Ps.	(9,873)	Ps.	(15,074)	Ps.	4	Ps.	(14,511)	Ps.	(527)	Ps.	(102,774)

Accumulated Depreciation as of January 1, 2023	Ps.	—	Ps.	(9,543)	Ps.	(53,250)	Ps.	(9,873)	Ps.	(15,074)	Ps.	4	Ps.	(14,511)	Ps.	(527)	Ps.	(102,774)
Depreciation for the year		—		(1,021)		(10,309)		(1,844)		(3,257)		—		(2,784)		(196)		(19,411)
Disposals		—		260		6,494		1,249		261		(4)		592		63		8,915
Transfer to/(from) assets classified as held for sale		—		—		(43)		—		—		—		—		—		(43)
Disposal of Envoy Solutions		—		—		344		—		—		—		70		(38)		376
Effects of changes in foreign exchange rates		—		708		3,898		793		1,783		—		398		241		7,821
Changes in value on the recognition of inflation effects		—		(218)		(1,265)		(291)		(649)		—		(2)		(13)		(2,438)
Accumulated Depreciation as of December 31, 2023	Ps.	—	Ps.	(9,814)	Ps.	(54,131)	Ps.	(9,966)	Ps.	(16,936)	Ps.	—	Ps.	(16,237)	Ps.	(470)	Ps.	(107,554)

Accumulated Depreciation as of January 1, 2024	Ps.	—	Ps.	(9,814)	Ps.	(54,131)	Ps.	(9,966)	Ps.	(16,936)	Ps.	—	Ps.	(16,237)	Ps.	(470)	Ps.	(107,554)
Depreciation for the year		—		(2,062)		(8,606)		(2,961)		(3,878)		—		(2,958)		(437)		(20,902)
Disposals		—		398		2,660		940		365		—		84		185		4,632
Effects of changes in foreign exchange rates		—		153		(7,739)		(2,728)		(819)		—		(332)		(213)		(11,678)
Changes in value on the recognition of inflation effects		—		(382)		(2,106)		(494)		(1,123)		—		(6)		(44)		(4,155)
Accumulated Depreciation as of December 31, 2024	Ps.	—	Ps.	(11,707)	Ps.	(69,922)	Ps.	(15,209)	Ps.	(22,391)	Ps.	—	Ps.	(19,449)	Ps.	(979)	Ps.	(139,657)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2022	Ps.	10,651	Ps.	21,488	Ps.	51,754	Ps.	8,428	Ps.	7,896	Ps.	16,210	Ps.	16,845	Ps.	729	Ps.	134,001
As of December 31, 2023	Ps.	10,744	Ps.	20,717	Ps.	51,849	Ps.	9,392	Ps.	9,156	Ps.	20,564	Ps.	18,220	Ps.	888	Ps.	141,530
As of December 31, 2024	Ps.	13,704	Ps.	22,768	Ps.	54,297	Ps.	20,472	Ps.	10,515	Ps.	31,844	Ps.	21,376	Ps.	2,535	Ps.	177,511
Note 12. Leases

During 2024, the changes in the Company’s right-of-use assets were as follows:

	Land and buildings		Other (1)	Total
Cost as of January 1, 2024	Ps.	86,051	1,890	87,941
Additions		16,480	1,040	17,520
Additions from business combinations		445	5	450
Disposals		(2,912)	(365)	(3,277)
Remeasurements		4,812	711	5,523
Depreciation		(13,361)	(936)	(14,297)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		3,826	274	4,100
Right-of-use assets, net as of December 31 2024	Ps.	95,341	2,619	97,960

(1)Other assets mainly include transportation equipment and servers.

As of December 31, 2024, the lease liabilities are integrated as follows:

	December 31, 2024
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps.	22,011
One to five years		69,385
Five to ten years		46,089
More than ten years		20,464
Total undiscounted lease liabilities on December 31		157,949
Lease liabilities included in the statement of financial position on December 31		108,095
Current		13,796
Non-Current	Ps.	94,299

As December 31, 2024, the weighted average incremental borrowing rate was 9.93%%.
The interest expense for leases reported in the consolidated income statement for the year ended December 31, 2024 was Ps. 7,235.
The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2024 was Ps. 567 included in the consolidated income statement in selling expenses.
For the year ended December 31, 2024, the amounts recognized in the consolidated statement of cash flows related to leases paid, including interest paid derived from leases, are Ps. 19,675.
During 2023, the changes in the Company’s right-of-use assets was as follows:

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

As of December 31, 2023, the weighted average incremental borrowing rate was 9.79%.

The interest expense for leases reported in the consolidated income statement for the year ended December 31, 2023 and 2022 was Ps. 6,841 and Ps. 5,789, respectively.
The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2023 and 2022 was Ps. 10 and Ps. 841, respectively.
For the year ended December 31, 2023 and 2022, the amounts recognized in the consolidated statement of cash flows related to leases paid, including interest paid derived from leases, are Ps. 16,171 and Ps. 13,291, respectively.
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
Variable lease payments based on sales
Some leases of retail stores contain variable lease payments that are based on sales that the Company makes at the store. Variable rental payments were not material for the year ended December 31, 2024 and 2023.
The Company expects the relative proportions of fixed and variable lease payments to remain broadly consistent in future years.
Extension options
Some leases of office buildings, cellars and retail stores contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by FEMSA and not by the lessor, in other words, the lessee has the unilateral right to exercise the extension option. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. FEMSA reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Except for some business units, FEMSA considers that the “reasonably certain” criteria are met when a new lease contract is signed by both the Company and the lessor, which usually occurs within a short period of the expiration of the current lease term. Extension options on leases do not represent a significant impact on the right-of-use assets on December 31, 2024 and December 31, 2023.
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

Note 13. Intangible Assets

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships (1)		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2022	Ps.	75,396	Ps.	57,351	Ps.	8,073	Ps.	1,413	Ps.	142,233	Ps.	10,661	Ps.	10,800	Ps.	2,006	Ps.	2,470	Ps.	25,937	Ps.	168,170
Additions		—		22		—		12		34		672		—		50		1,476		2,198		2,232
Acquisitions from business combinations (see Note 4)		1,116		33,715		1,077		—		35,908		373		—		—		1,054		1,427		37,335
Changes in fair value of past acquisitions		—		(2,557)		—		—		(2,557)		—		2,955		—		—		2,955		398
Internal developments		—		—		—		—		—		10		—		—		—		10		10
Transfer of completed development systems		—		—		—		—		—		65		—		(50)		(15)		—		—
Disposals		—		—		—		(2)		(2)		(891)		(3)		(29)		—		(923)		(925)
Effect of movements in exchange rates		(756)		(2,057)		(106)		(158)		(3,077)		15		(264)		—		466		217		(2,860)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		80		80		80
Impairment		—		(770)		—		—		(770)		—		—		—		—		—		(770)
Cost as of December 31, 2022	Ps.	75,756	Ps.	85,704	Ps.	9,044	Ps.	1,265	Ps.	171,769	Ps.	10,905	Ps.	13,488	Ps.	1,977	Ps.	5,531	Ps.	31,901	Ps.	203,670

(1)Includes customer relationships related to the acquisitions through Envoy Solutions disclosed in Note 4.

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships (1)		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2023	Ps.	75,756	Ps.	85,704	Ps.	9,044	Ps.	1,265	Ps.	171,769	Ps.	10,905	Ps.	13,488	Ps.	1,977	Ps.	5,531	Ps.	31,901	Ps.	203,670
Additions		—		—		—		4		4		1,966		—		261		1,174		3,401		3,405
Acquisitions from business combinations (see Note 4)		—		3,918		26		—		3,944		145		188		—		25		358		4,302
Changes in fair value of past acquisitions		—		(12,273)		7,683		—		(4,590)		—		5,162		—		(117)		5,045		455
Business disposals		(12)		(25,036)		(3,009)		(56)		(28,113)		(482)		(17,788)		—		(29)		(18,299)		(46,412)
Transfer of completed development systems		(224)		—		—		227		3		292		—		—		(295)		(3)		—
Disposals		—		(2)		—		(2)		(4)		(197)		—		(161)		(235)		(593)		(597)
Effect of movements in exchange rates		(1,568)		(3,744)		(810)		45		(6,077)		(424)		(814)		—		(683)		(1,921)		(7,998)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		70		70		70
Impairment		—		(4,995)		—		—		(4,995)		—		—		—		—		—		(4,995)
Business combinations from disposals		—		1,950		—		—		1,950		—		—		—		—		—		1,950
Cost as of December 31, 2023	Ps.	73,952	Ps.	45,522	Ps.	12,934	Ps.	1,483	Ps.	133,891	Ps.	12,205	Ps.	236	Ps.	2,077	Ps.	5,441	Ps.	19,959	Ps.	153,850

(1)Includes customer relationships related to the acquisitions through Envoy Solutions disclosed in Note 4.

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2024	Ps.	73,952	Ps.	45,522	Ps.	12,934	Ps.	1,483	Ps.	133,891	Ps.	12,205	Ps.	236	Ps.	2,077	Ps.	5,441	Ps.	19,959	Ps.	153,850
Additions		—		461		—		95		556		1,774		3		88		1,210		3,075		3,631
Acquisitions from business combinations (see Note 4)		—		2,809		—		—		2,809		—		—		—		1,216		1,216		4,025
Changes in fair value of past acquisitions		—		—		—		—		—		—		(3)		—		3		—		—
Transfer of completed development systems		—		—		—		—		—		670		—		—		(670)		—		—
Disposals		—		—		—		(50)		(50)		(76)		—		—		(31)		(107)		(157)
Effect of movements in exchange rates		657		(371)		289		22		597		2,434		466		145		(867)		2,178		2,775
Changes in value on the recognition of inflation effects		—		—		—		—		—		256		—		—		(123)		133		133
Impairment		—		(1,797)		(1,004)		—		(2,801)		—		—		—		—		—		(2,801)
Cost as of December 31, 2024	Ps.	74,609	Ps.	46,624	Ps.	12,219	Ps.	1,550	Ps.	135,002	Ps.	17,263	Ps.	702	Ps.	2,310	Ps.	6,179	Ps.	26,454	Ps.	161,456

Amortization and Impairment Losses	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Amortization as of January 1 2022	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(6,414)	Ps.	(1,608)	Ps.	(838)	Ps.	(1,172)	Ps.	(10,032)	Ps.	(10,032)
Amortization expense		—		—		—		—		—		(1,312)		(915)		(104)		(365)		(2,696)		(2,696)
Disposals		—		—		—		—		—		992		157		3		—		1,152		1,152
Effect of movements in exchange rates		—		—		—		—		—		(193)		(786)		—		(248)		(1,227)		(1,227)
Changes in value on the recognition of inflation effects		—		—		—		—		—		(94)		—		—		(1)		(95)		(95)
Amortization as of December 31 2022	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(7,021)	Ps.	(3,152)	Ps.	(939)	Ps.	(1,786)	Ps.	(12,898)	Ps.	(12,898)
Amortization as of January 1 2023	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(7,021)	Ps.	(3,152)	Ps.	(939)	Ps.	(1,786)	Ps.	(12,898)	Ps.	(12,898)
Amortization expense		—		—		—		—		—		(1,519)		(1,113)		(116)		(547)		(3,295)		(3,295)
Disposals		—		—		—		—		—		161		—		—		209		370		370
Business disposals		—		—		—		—		—		276		4,010		—		51		4,337		4,337
Impairment		—		—		(36)		—		(36)		—		—		—		—		—		(36)
Effect of movements in exchange rates		—		—		—		—		—		578		188		15		187		968		968
Changes in value on the recognition of inflation effects		—		—		—		—		—		(78)		—		—		—		(78)		(78)
Amortization as of December 31 2023	Ps.	—	Ps.	—	Ps.	(36)	Ps.	—	Ps.	(36)	Ps.	(7,603)	Ps.	(67)	Ps.	(1,040)	Ps.	(1,886)	Ps.	(10,596)	Ps.	(10,632)
Amortization as of January 1 2024	Ps.	—	Ps.	—	Ps.	(36)	Ps.	—	Ps.	(36)	Ps.	(7,603)	Ps.	(67)	Ps.	(1,040)	Ps.	(1,886)	Ps.	(10,596)	Ps.	(10,632)
Amortization expense		—		—		—		—		—		(1,895)		(17)		(226)		(479)		(2,617)		(2,617)
Disposals		—		—		—		—		—		56		27		—		2		85		85
Effect of movements in exchange rates		(745)		—		—		—		(745)		(648)		(413)		126		(147)		(1,082)		(1,827)
Changes in value on the recognition of inflation effects		—		—		—		—		—		(129)		—		—		—		(129)		(129)
Amortization as of December 31 2024	Ps.	(745)	Ps.	—	Ps.	(36)	Ps.	—	Ps.	(781)	Ps.	(10,219)	Ps.	(470)	Ps.	(1,140)	Ps.	(2,510)	Ps.	(14,339)	Ps.	(15,120)

Carrying Amount	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
As of December 31 2022	Ps.	75,756	Ps.	85,704	Ps.	9,044	Ps.	1,265	Ps.	171,769	Ps.	3,884	Ps.	10,336	Ps.	1,038	Ps.	3,745	Ps.	19,003	Ps.	190,772
As of December 31 2023	Ps.	73,952	Ps.	45,522	Ps.	12,898	Ps.	1,483	Ps.	133,855	Ps.	4,602	Ps.	169	Ps.	1,037	Ps.	3,555	Ps.	9,363	Ps.	143,218
As of December 31 2024	Ps.	73,864	Ps.	46,624	Ps.	12,183	Ps.	1,550	Ps.	134,221	Ps.	7,044	Ps.	232	Ps.	1,170	Ps.	3,669	Ps.	12,115	Ps.	146,336

For the years ended December 31, 2024, December 31, 2023 and 2022, allocation for amortization expense is as follows:

	2024		2023		2022

Cost of goods sold	Ps.	49	Ps.	1,229	Ps.	207
Administrative expenses		649		1,257		1,771
Selling expenses		1,919		809		718
	Ps.	2,617	Ps.	3,295	Ps.	2,696

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	3 - 10
Customer Relationships	6 - 25
Alcohol Licenses	12

Coca-Cola FEMSA Impairment Tests for cash-generating Units Containing Goodwill, Distribution Rights and Other indefinite lived intangible assets
For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill, distribution rights and other indefinite lived intangible assets allocated to each CGU are as follows:

	December 31, 2024		December 31, 2023
Mexico	Ps.	57,689	Ps.	56,662
Guatemala		1,695		1,684
Nicaragua		404		404
Costa Rica		1,439		1,418
Panama		1,170		1,169
Colombia		3,638		3,635
Brazil		28,199		30,018
Argentina		512		245
Uruguay		2,452		2,381
Total	Ps.	97,198	Ps.	97,616

The foregoing forecasts were projected based on actual operating results and the five- year business plan that reflect the outcomes that Coca-Cola FEMSA considers most likely to occur based on the current situation of each of the CGUs including the macroeconomic situation in each CGU, the foregoing forecasts could differ from the results obtained over time.

The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used to calculate value in use are: expected volume growth rate, expected annual long-term inflation, and the WACC used to discount the projected flows.

To determine the discount rate, Coca-Cola FEMSA uses the WACC for each of the cash generating units in real terms and as described in following paragraphs.

The estimated discount rates to perform the impairment test for each CGU considers market participants’ assumptions. Market participants were selected considering the size, operations and characteristics of the businesses that are similar to those of Coca-Cola FEMSA.

The discount rates represent the current market assessment of the risks specific to each CGU, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated into the projected cash flows. The discount rate calculation is based on the opportunity cost to a market participant, considering the specific circumstances of Coca-Cola FEMSA and its operating segments and is derived from its WACC. The WACC takes into account both debt and equity. The cost of equity is derived from the expected return on investment by Coca-Cola FEMSA’s investors. The cost of debt is based on the interest-bearing of Coca-Cola FEMSA, which is equivalent to the cost of debt based on the conditions that a creditor would assess in the market. Segment-specific risk is incorporated by applying beta factors which are evaluated annually based on publicly available market data.

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
The key assumptions by CGU for impairment testing as of December 31, 2024 were as follows:

	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation	Expected Volume Growth Rates
CGU			2025‑2029	2025‑2029
Mexico	9.0%	6.3%	4.1%	5.4%
Brazil	10.9%	6.8%	3.6%	4.1%
Colombia	12.0%	7.9%	3.1%	6.6%
Argentina	16.0%	12.0%	35.1%	4.5%
Guatemala	9.5%	7.2%	4.0%	11.9%
Costa Rica	12.0%	8.5%	2.8%	6.6%
Nicaragua	23.0%	13.1%	3.5%	6.5%
Panama	11.7%	9.1%	1.8%	6.3%
Uruguay	9.5%	7.1%	5.1%	4.2%

The key assumptions by CGU for impairment testing as of December 31, 2023 were as follows:

	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation	Expected Volume Growth Rates
CGU			2024‑2028	2024‑2028
Mexico	9.0%	6.3%	4.3%	4.4%
Brazil	10.1%	6.8%	3.8%	3.8%
Colombia	12.2%	7.7%	4.2%	6.8%
Argentina	20.8%	16.1%	70.8%	4.8%
Guatemala	9.3%	7.3%	4.0%	14.9%
Costa Rica	11.4%	8.8%	2.9%	6.6%
Nicaragua	23.3%	16.4%	2.6%	6.5%
Panama	11.6%	8.6%	2.0%	7.8%
Uruguay	9.7%	7.4%	5.7%	3.7%

Sensitivity to Changes in Assumptions
On December 31, 2024, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

CGU	Change in post-tax WACC		Change in Expected Volume Growth CAGR (1)	Effect on Valuation
Mexico	+0.4	p.p.	-1.0%	Passes by 5x
Brazil	+0.5	p.p.	-1.0%	Passes by 1.9x
Colombia	+0.7	p.p.	-1.0%	Passes by 2.5x
Argentina	+1.7	p.p.	-1.0%	Passes by 5x
Guatemala	+0.5	p.p.	-1.0%	Passes by 7.3x
Costa Rica	+0.5	p.p.	-1.0%	Passes by 3.9x
Nicaragua	+1.7	p.p.	-1.0%	Passes by 2.1x
Panama	+0.6	p.p.	-1.0%	Passes by 3.6x
Uruguay	+0.1	p.p.	-1.0%	Passes by 3x

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

As of December 31, 2024 in Health Division there is a carrying amount of goodwill and trademark rights allocated in all countries in which the Company operates as a cash generating unit with a total carrying amount of Ps. 7,074. The aggregate carrying amounts of goodwill and trademark rights allocated to each CGU as of December 31, 2024 are as follows: Chile Ps. 6,383, Colombia Ps. 660 and Ecuador Ps. 31. The aggregate carrying amounts of goodwill and trademark rights allocated to each CGU as of December 31, 2023 are as follows: Mexico Ps. 1,975, Chile Ps. 5,890, Colombia Ps. 634 and Ecuador Ps. 196. Mexico CGU was impaired in 2024 for Ps. 1,975.
The recoverable amounts are based on the value in use. The value in use of CGUs is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: expected sales growth rates, expected annual long-term inflation, and the WACC used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, the Company prepares its estimates based on the current situation of each of the CGUs or group of CGUs.
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

The key assumptions by the significant CGU (Chile) in the Health Division (Mexico, Colombia and Ecuador are insignificant) for impairment test as of December 31, 2024 was as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2025‑2029	Expected Sales Growth Rate
Chile	6.8%	5.9%	3.1%	1.9%

The key assumptions by the significant CGU in the Health Division for impairment test as of December 31, 2023 was as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2024‑2028	Expected Sales Growth Rates 2024‑2028
Chile	7.3%	6.4%	2.6%	0.2%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACCs to perform its annual impairment testing.
Sensitivity to Changes in Assumptions
On December 31, 2024, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 50 basis points in the sale’s CAGR, concluding that no impairment would be recognized.
The sensitivity test by the significant CGU in the Health Division as of December 31, 2024 was as follows:

CGU	Change in WACC		Change in Expected Sales Growth Rates CAGR	Effect on Valuation
Chile	0.3	p.p.	(0.5)%	Passes by 6.24x

Valora impairment testing for cash-generating units containing goodwill.
The Company has identified its cash-generating units as a retail food distribution platform located in Europe for impairment testing purposes for goodwill and trademark rights.

As of December 31, 2024 in Valora there is a significant carrying amount of goodwill and trademarks allocated in the cash generating unit with a total carrying amount of Ps. 21,560.
The recoverable amounts are based on the value in use. The value in use of the CGU is determined based on the method of discounted cash flows. The key assumptions used in projecting cash flows are: expected sales growth rates, expected annual long-term inflation, and the WACC used to discount the projected cash flows. The cash flow forecasts could differ from the results obtained over time; however, the Company prepares its estimates based on the current situation of the CGU.

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

The key assumptions by CGU for impairment test as of December 31, 2024 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2025‑2029	Expected Sales Growth Rates
Valora	5.7%	5.3%	1.0%	4.5%

The key assumptions by CGU for impairment test as of December 31, 2023 was as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2024‑2028	Expected Sales Growth Rates 2024‑2028
Valora	5.8%	5.5%	1.4%	0.2%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

On December 31, 2024, the Company performed an additional impairment sensitivity calculation, taking into account an effect of 50 basis points in the sale’s compound annual growth rate (“CAGR”), concluding that no impairment would be recognized.

CGU	Change in Expected Sales Growth CAGR	Effect on Valuation
Valora	(0.5)%	Passes by 1.45x

Note 14. Other Non-Current Assets and Other Non-Current Financial Assets
14.1 Other non-current assets

	December 31, 2024		December 31, 2023
Agreements with customers, net of accumulated amortization and other rights	Ps.	1,015	Ps.	766
Non-current prepaid advertising expenses		228		238
Guarantee deposits (1)		1,472		1,410
Prepaid bonuses		451		445
Advances to acquire property, plant and equipment		1,744		1,432
Recoverable taxes		1,938		2,120
Indemnifiable assets from business combinations (2)		714		1,030
Others		967		1,055
	Ps.	8,529	Ps.	8,496

(1)As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits including those related to business acquisitions. See Note 26.7.

(2)Corresponds to indemnification assets that are warranted by former Vonpar owners in accordance with the share purchase agreement.

14.2 Other non-current financial assets

	December 31, 2024		December 31, 2023
Non-current accounts receivable (2)	Ps.	4,509	Ps.	1,686
Derivative financial instruments (see Note 21)		10,467		3,880
Others		1,864		1,587
Other investments measured at FVTPL (1)		6,440		7,514
	Ps.	23,280	Ps.	14,667

(1)The Company maintains an investment in Heineken shares that are linked to the Exchangeable Bond issued in February 2023.
(2)Includes long-term notes receivable held to maturity for Ps. 690, as well as long-term receivable for Ps. 506 related to Health Division.

Note 15. Balances and Transactions with Related Parties and Affiliated Companies

The consolidated statements of financial position and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2024		December 31, 2023
Balances
Due from The Coca-Cola Company (see Note 7) (1) (5)	Ps.	491	Ps.	378
Balance with BBVA Bancomer, S.A. de C.V. (2)		3,576		5,233
Balance with Grupo Scotiabank Inverlat, S.A. (2)		2,209		3,897
Other receivables (1)		76		93
Due to The Coca-Cola Company (4) (5)	Ps.	784	Ps.	1,196
Due to BBVA Bancomer, S.A. de C.V. (3)		1,566		1,651
Due to Grupo Financiero Scotiabank Inverlat, S.A. (4)		30		124
Other payables (4)		1,225		1,845

(1)Presented within trade receivables.
(2)Presented within cash and cash equivalents.
(3)Recorded within bank loans and notes payable.
(4)Recorded within trade payables.
(5)Non-controlling interest.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2024, 2023 and 2022, there was no expense resulting from uncollectible balances due from related parties.

Transactions	2024		2023		2022
Income:
Services to Heineken Group (5)	Ps.	—	Ps.	—	Ps.	3,796
Logistic services to Jugos del Valle (1)		566		601		552
Interest revenues from BBVA Bancomer, S.A. de C.V. (3)		2,732		3,346		2,297
Interest revenues from Grupo Financiero Scotiabank Inverlat, S.A. (3)		454		413		455
Other revenues from related parties		273		1,671		963
Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.	54,502	Ps.	46,461	Ps.	43,717
Purchases of beer from Heineken Group (5)		—		—		16,006
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (3)		7,249		7,264		6,101
Advertisement expense paid to The Coca-Cola Company (2) (4)		948		869		545
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		7,080		5,301		4,990
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		2,718		2,841		2,841
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (3)		206		215		472
Purchase of sugar from Beta San Miguel (1)		722		917		724
Purchases of inventories from Fountain Agua Mineral Ltda		1,143		638		—
Purchase of canned products from IEQSA (1)		989		843		577
Purchases from Sigma Alimentos (3)		2,373		2,466		—
Purchase of inventories from Leao Alimentos e Bebidas, L.T.D.A. (1)		112		181		215
Purchases of material from Ecolab, Inc (3)		—		—		99
Advertising paid to Grupo Televisa, S.A.B. (3)		—		196		123
Insurance premiums for policies with Grupo Nacional Provincial, S.A.B. (3)		—		—		10
Donations to Fundaciones FEMSA (3)		344		309		232
Donations to Difusión y Fomento Cultural, A.C.		125		123		20
Donations to ITESM (3)		241		237		371
Purchases of resine to IMER (1)		356		458		504
Other expenses with related parties		88		225		57

(1)Associates.
(2)Non-controlling interest.
(3)Members of the board of directors in FEMSA participate in the board of directors of this entity, management.believes that due to this fact and the level of transactions with the entity, the disclosure provides relevant information to users.
(4)Net of the contributions from The Coca-Cola Company of Ps. 2,012, Ps. 2,450 and Ps. 1,170, for the years ended in 2024, 2023 and 2022, respectively.
(5)As a result of the Heineken share offering during 2023, Heineken is no longer considered a related party.

The aggregate compensation paid to executive officers and senior management were as follows:

	2024		2023		2022
Short-term employee benefits paid	Ps.	1,914	Ps.	3,742	Ps.	2,381
Postemployment benefits		71		54		53
Termination benefits		117		935		63
Share-based payments (Note 18.2)		947		943		866

Note 16. Balances and Transactions in Foreign Currencies
Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. For the three years ended on December 31, 2024, 2023 and 2022, the assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets				Liabilities
Balances	Short-Term		Long-Term		Short-Term		Long- Term
As of December 31, 2024
U.S. dollars	Ps.	93,411	Ps.	791	Ps.	7,981	Ps.	81,879
Euros		1,149		—		611		22,021
Other currencies		46		1,078		26		—
Total	Ps.	94,606	Ps.	1,869	Ps.	8,618	Ps.	103,900
As of December 31, 2023
U.S. dollars	Ps.	128,143	Ps.	895	Ps.	5,534	Ps.	71,969
Euros		4,311		—		498		19,404
Other currencies		46		1,311		6		—
Total	Ps.	132,500	Ps.	2,206	Ps.	6,038	Ps.	91,373

Transactions	Revenues		Other Operating Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Asset Acquisitions		Share Disposition		Other
For the year ended
December 31, 2024
U.S. dollars	Ps.	8,008	Ps.	1,522	Ps.	25,063	Ps.	2,295	Ps.	1,654	Ps.	8	Ps.	—	Ps.	6,597
Euros		69		—		—		2,471		186		—		—		—
Other currencies		21		—		—		—		4		—		—		—
Total	Ps.	8,098	Ps.	1,522	Ps.	25,063	Ps.	4,766	Ps.	1,844	Ps.	8	Ps.	—	Ps.	6,597
For the year ended
December 31, 2023
U.S. dollars	Ps.	13,322	Ps.	5,981	Ps.	21,806	Ps.	1,266	Ps.	815	Ps.	40	Ps.	—	Ps.	5,022
Euros		3,064		1		185		288		782		—		3,120		11
Other currencies		9		2		—		—		—		3		—		—
Total	Ps.	16,395	Ps.	5,984	Ps.	21,991	Ps.	1,554	Ps.	1,597	Ps.	43	Ps.	3,120	Ps.	5,033
For the year ended
December 31, 2022
U.S. dollars	Ps.	6,373	Ps.	2,080	Ps.	25,247	Ps.	2,411	Ps.	1,011	Ps.	44	Ps.	—	Ps.	4,245
Euros		651		1		253		226		11		3		—		779
Other currencies		—		—		—		—		16		—		—		—
Total	Ps.	7,024	Ps.	2,081	Ps.	25,500	Ps.	2,637	Ps.	1,038	Ps.	47	Ps.	—	Ps.	5,024

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 18,
	2024	2023	2025
U.S. dollar	20.2683	16.8935	20.0213
Euro	21.5241	18.6896	22.6931

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
Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for Mexico:

Mexico	December 31, 2024	December 31, 2023	December 31, 2022
Financial:
Discount rate used to calculate the defined benefit obligation	10.50%	10.20%	9.90%
Salary increase	4.75%	4.75%	4.75%
Future pension increases	3.75%	3.75%	3.75%
Healthcare cost increase rate	6.00%	6.00%	6.00%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 2009
Disability (2)	IMSS 97	IMSS‑97	IMSS 97
Normal retirement age	60 years	60 years	60 years
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007
Measurement date December:
(1)EMSSA. Mexican Experience of social security.
(2)IMSS. Mexican Experience of Instituto Mexicano del Seguro Social.
(3)BMAR. Actuary experience.
In Mexico, the methodology used to determine the discount rate was the Yield or Internal Rate of Return (“IRR”) which involves a yield curve. In this case, the expected rates for each period were taken from a yield curve of Mexican Federal Government Treasury Bonds (known as "CETES" in Mexico) because there is no deep market in high-quality corporate obligations in Mexican pesos.
In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.
Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post-Retirement Medical Services		Total
2025	Ps.	1,589	Ps.	421	Ps.	23	Ps.	2,033
2026		949		285		24		1,258
2027		1,097		272		27		1,396
2028		969		265		29		1,263
2029		1,097		269		31		1,397
2030 to 2034		5,481		1,385		198		7,064

17.2 Balances of the liabilities for employee benefits

	December 31, 2024		December 31, 2023
Pension and Retirement Plans:
Defined benefit obligation	Ps.	17,866	Ps.	15,560
Pension plan assets at fair value		(16,227)		(14,061)
Effect due to asset ceiling		3,789		3,098
Discontinued operations		—		(195)
Net defined benefit liability	Ps.	5,428	Ps.	4,402
Seniority Premiums:
Defined benefit obligation	Ps.	2,972	Ps.	2,416
Seniority premium plan assets at fair value		(126)		(123)
Discontinued operations		—		(235)
Net defined benefit liability	Ps.	2,846	Ps.	2,058
Postretirement Medical Services:
Defined benefit obligation	Ps.	594	Ps.	604
Medical services plan assets at fair value		(108)		(95)
Discontinued operations		—		(49)
Net defined benefit liability	Ps.	486	Ps.	460
Total Employee Benefits (1)	Ps.	8,760	Ps.	6,920

(1)As of December 31, 2024, it includes Ps. 208, corresponding to the Asset Ceiling effect of Valora, which is presented in other non-current assets in the consolidated statements of financial position.
17.3 Plan asset
Plan assets consist of fixed and variable return financial instruments recorded at fair value (Level 1), which are invested as follows:

	2024	2023
Fixed return:
Traded securities	5%	4%
Bank instruments	14%	16%
Federal government instruments of the respective countries	47%	47%
Variable return:
Publicly traded shares	34%	33%
	100%	100%
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
In Mexico, the amounts and types of securities in related parties included in the portfolio fund are as follows:

	December 31, 2024		December 31, 2023
Debt:
BBVA Bancomer, S.A de C.V.	Ps.	43	Ps.	46
Grupo Industrial Bimbo, S.A.B. de C. V.		19		18

Equity:
Grupo Industrial Bimbo, S.A.B. de C. V.		1		1
For the years ended December 31, 2024, 2023 and 2022, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year. There are no restrictions placed on the trustee’s ability to sell those securities. As of December 31, 2024 and 2023, the plan assets did not include securities of the Company in portfolio funds.
17.4 Amounts recognized in the consolidated income statements, the consolidated statements of comprehensive income and the consolidated statements of changes in equity

	Consolidated Income Statement								AOCI (1)
December 31, 2024	Current Service Cost		Past Service Cost		Gain or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	505	Ps.	304	Ps.	(254)	Ps.	339	Ps.	2,019
Seniority premiums		394		89		(27)		200		441
Postretirement medical services		30		36		(25)		48		(56)
Total	Ps.	929	Ps.	429	Ps.	(306)	Ps.	587	Ps.	2,404
December 31, 2023
Pension and retirement plans	Ps.	489	Ps.	288	Ps.	(243)	Ps.	367	Ps.	1,311
Seniority premiums		345		21		(21)		178		117
Postretirement medical services		32		13		(14)		45		(29)
Total	Ps.	866	Ps.	322	Ps.	(278)	Ps.	590	Ps.	1,399
December 31, 2022
Pension and retirement plans	Ps.	534	Ps.	189	Ps.	(220)	Ps.	313	Ps.	1,686
Seniority premiums		328		21		(27)		150		38
Postretirement medical services		32		26		(29)		45		(35)
Total	Ps.	894	Ps.	236	Ps.	(276)	Ps.	508	Ps.	1,689

(1)Amounts accumulated in other comprehensive income as of the end of the period.
For the years ended December 31, 2024, 2023 and 2022, labor costs of Ps. 1,052, Ps. 910 and Ps. 854 have been included in the consolidated income statements in costs of goods sold, administrative expenses, and selling expenses. Net interest on the defined benefit liability has been included as part of interest expense (Note 19).

Remeasurements of the net defined benefit liability recognized in accumulated other comprehensive income are as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	923	Ps.	1,661	Ps.	2,078

Actuarial (gains) losses arising from exchange rates		190		(100)		(77)
Remeasurements during the year, net of tax		931		314		211
Actuarial (gains) and losses arising from changes in financial assumptions		957		223		(1,848)
Actuarial (gains) and losses arising from changes in demographic assumptions		1		(4)		(71)
Business Acquisitions		—		—		336
Return on plan assets		(752)		(92)		713
Changes in the effect of limiting a net defined benefit asset to the asset ceiling		(286)		(546)		319
Effect of settlement		—		(533)		—
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	1,964	Ps.	923	Ps.	1,661
Remeasurements of the net defined benefit liability include the following:
•The return on plan assets, excluding amounts included in net interest expense.
•Actuarial gains and losses arising from changes in demographic assumptions.
•Actuarial gains and losses arising from changes in financial assumptions.
17.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2024		December 31, 2023		December 31, 2022
Pension and Retirement Plans:
Initial balance	Ps.	15,366	Ps.	15,113	Ps.	8,015
Current service cost		505		489		534
Past service cost		239		288		163
Interest expense		815		820		687
Gain on settlement		(254)		(243)		(280)
Remeasurements of the net defined benefit obligation		708		531		(2,073)
Foreign exchange (gain) or loss		1,793		(48)		(79)
Benefits paid		(1,430)		(1,504)		(1,146)
Business acquisitions		—		—		9,189
Employees contributions		105		119		103
Local plans		19		—		—
Plan amendments		—		(4)		—
Discontinued operations		—		(195)		—
Ending balance	Ps.	17,866	Ps.	15,366	Ps.	15,113
Seniority Premiums:
Initial balance	Ps.	2,181	Ps.	2,068	Ps.	2,108
Current service cost		394		345		328
Past service cost		89		21		7
Interest expense		212		191		160
Gain on settlement		(27)		(21)		(13)
Remeasurements of the net defined benefit obligation		324		66		(342)
Benefits paid		(201)		(254)		(180)
Discontinued operations		—		(235)		—
Ending balance	Ps.	2,972	Ps.	2,181	Ps.	2,068
Postretirement Medical Services:
Initial balance	Ps.	554	Ps.	556	Ps.	647
Current service cost		30		32		32
Past service cost		36		13		26
Interest expense		57		54		52
Gain on settlement		(25)		(14)		(29)
Remeasurements of the net defined benefit obligation		(27)		5		(136)
Benefits paid		(31)		(43)		(36)
Discontinued operations		—		(49)		—
Ending balance	Ps.	594	Ps.	554	Ps.	556

17.6 Changes in the balance of plan assets

	December 31, 2024		December 31, 2023		December 31, 2022
Total Plan Assets:
Initial balance	Ps.	14,279	Ps.	14,540	Ps.	3,170
Actual return on trust assets		497		522		(695)
Return on plan assets excluding amounts included in interest income		886		—		—
Foreign exchange loss		1,288		(150)		60
Life annuities		(25)		6		(3)
Business Acquisitions		—		—		12,417
Benefits paid		(623)		(731)		(533)
Plan amendments		(65)		(126)		(101)
Employees´contributions		105		102		103
Employer´s contributions		133		130		133
Administration cost		(14)		(14)		(11)
Ending balance	Ps.	16,461	Ps.	14,279	Ps.	14,540
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
The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 1% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and a yield curve projection of CETES:

+1%:	Consolidated Income Statement						OCI(1)
			(Gain) or		Effect of Net		Remeasurements
Discount rate used to calculate the defined benefit			Loss on		Interest on the Net		of the Net Defined
obligation and the net interest on the net defined	Current		Settlement or		Defined Benefit		Benefit Liability
benefit liability	Service Cost		Curtailment		Liability
Pension and retirement plans	Ps.	771	Ps.	(252)	Ps.	283	Ps.	2,316
Seniority premiums		454		(25)		185		408
Postretirement medical services		54		(21)		38		(49)
Total	Ps.	1,279	Ps.	(298)	Ps.	506	Ps.	2,675

Expected salary increase
Pension and retirement plans	Ps.	874	Ps.	(289)	Ps.	404	Ps.	2,564
Seniority premiums		512		(28)		205		455
Total	Ps.	1,386	Ps.	(317)	Ps.	609	Ps.	3,019

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	80	Ps.	(30)	Ps.	54	Ps.	(76)

-1%:	Consolidated Income Statement						OCI(1)
			(Gain) or		Effect of Net		Remeasurements
Discount rate used to calculate the defined benefit			Loss on		Interest on the Net		of the Net Defined
obligation and the net interest on the net defined	Current		Settlement or		Defined Benefit		Benefit Liability
benefit liability	Service Cost		Curtailment		Liability
Pension and retirement plans	Ps.	873	Ps.	(280)	Ps.	446	Ps.	2,594
Seniority premiums		507		(29)		217		480
Postretirement medical services		79		(30)		55		(75)
Total	Ps.	1,459	Ps.	(339)	Ps.	718	Ps.	2,999

Expected salary increase
Pension and retirement plans	Ps.	751	Ps.	(248)	Ps.	313	Ps.	2,334
Seniority premiums		453		(26)		194		425
Total	Ps.	1,204	Ps.	(274)	Ps.	507	Ps.	2,759

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	53	Ps.	(21)	Ps.	39	Ps.	(49)

(1)Amounts accumulated in other comprehensive income as of the end of the period.
17.8 Employee benefits expense
For the years ended December 31, 2024, 2023 and 2022, employee benefits expenses recognized in the consolidated income statements as cost of goods sold, administrative and selling expenses are as follows:

	2024		2023		2022
Wages and salaries	Ps.	104,357	Ps.	97,751	Ps.	83,433
Social security costs		17,586		15,941		13,511
Employee profit sharing		2,694		2,419		2,598
Post-employment benefits		1,052		910		854
Share-based payments (Note 15)		947		943		866
	Ps.	126,636	Ps.	117,964	Ps.	101,262

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
The plan is managed by FEMSA’s chief executive officer (“CEO”), with the support of the board of directors, together with the CEO of the respective sub-holding company. FEMSA’s Board of Directors is responsible for approving the plan’s structure, and the annual amount of the bonus. Each year, FEMSA’s CEO in conjunction with the Evaluation and Compensation Committee of the board of directors and the CEO of the respective sub-holding company determines the employees eligible to participate in the plan and the bonus formula to determine the number of shares to be received. The shares vest ratably over a three-year period. FEMSA accounts for its share-based payment bonus plan as an equity-settled share-based payment transaction as it will ultimately settle its obligations with its employees by issuing its own shares or those of its subsidiary Coca-Cola FEMSA.
The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust to conduct the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the non-controlling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, within the line item “issuance (purchase) of share-based compensation plan”. Should an employee leave prior to their shares vesting, such employee would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2024, December 31, 2023 and 2022, the compensation expense recorded in the consolidated income statement amounted to Ps. 947, Ps. 943 and Ps. 866, respectively.

All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on treasury shares are paid out and affect retained earnings.
As of December 31, 2024 and December 31, 2023, the changes in the number of shares held by the trust associated with the Company’s share-based payment plans are as follows:

	Number of Shares
	FEMSA UBD		KOF UBL
	2024	2023	2024	2023
Beginning balance	7,283,198	5,723,019	1,904,240	1,860,379
Shares acquired by the administrative trust to employees	2,768,091	4,844,120	904,246	1,139,180
Shares released from administrative trust to employees upon vesting	(3,843,052)	(3,283,941)	(933,835)	(1,095,319)
Ending balance	6,208,237	7,283,198	1,874,651	1,904,240

The vesting period corresponding to the shares held by the trust as of December 31, 2024 is 2025-2027.

Note 19. Bank Loans and Notes Payable

		As of December 31, (1)
													Carrying		Fair		Carrying
													Value at		Value at		Value at
(in millions of Mexican pesos)	2025		2025		2027		2028		2029		2030 and thereafter		December 31, 2024		December 31, 2024		December 31, 2023
Short-term debt:
Fixed-rate debt:
Euros
Bank loans	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	15
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		2.6%
Argentine pesos
Bank loans		638		—		—		—		—		—		638		638		72
Interest rate		50.1%		—%		—%		—%		—%		—%		50.1%		—%		130.0%
Chilean pesos
Bank loans		460		—		—		—		—		—		460		460		633
Interest rate		6.4%		—%		—%		—%		—%		—%		6.4%		—		9.6%
Colombian pesos
Bank loans		345		—		—		—		—		—		345		345		—
Interest rate		10.4%		—%		—%		—%		—%		—%		10.4%		—		—%
Uruguayan pesos
Bank loans		46		—		—		—		—		—		46		46		—
Interest rate		10.8%		—%		—%		—%		—%		—%		10.8%		—		—%
Variable-rate debt:
Mexican pesos
Bank loans		650		—		—		—		—		—		650		650		979
Interest rate		13.5%		—%		—%		—%		—%		—%		13.5%		—		13.3%
Chilean pesos
Bank loans		1,222		—		—		—		—		—		1,222		1,222		754
Interest rate		6.4%		—%		—%		—%		—%		—%		6.4%		—		9.2%
Colombian pesos
Bank loans		414		—		—		—		—		—		414		414		—
Interest rate		10.4%		—%		—%		—%		—%		—%		10.4%		—		—%
Total short-term debt	Ps.	3,775	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	3,775	Ps.	3,775	Ps.	2,453

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2024		Fair Value at December 31, 2024		Carrying Value at December 31, 2023⁽¹⁾
											2030 and Thereafter
(in millions of Mexican pesos)	2025		2026		2027		2028		2029
Long-term debt:
Fixed-rate debt:
Euro
Senior unsecured notes	Ps.	—	Ps.	10,457	Ps.	—	Ps.	6,223	Ps.	—	Ps.	5,068	Ps.	21,748	Ps.	20,274	Ps.	18,988
Interest rate		—%		2.6%		—%		0.5%		—%		1.0%		1.6%		—		1.6%
Promissory notes		—		—		—		—		—		—		—		—		1,064
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		1.3%
Swiss franc
Promissory notes		—		—		—		—		—		—		—		—		463
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		0.8%
U.S. dollars
Yankee bond (2)		—		—		—		—		—		43,504		43,504		39,586		36,352
Interest rate		—%		—%		—%		—%		—%		3.1%		3.1%		—		3.1%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		8,563		8,563		7,283		7,121
Interest rate (1)		—%		—%		—%		—%		—%		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		27,249		27,249		19,664		26,162
Interest rate (1)		—%		—%		—%		—%		—%		3.5%		3.5%		—		3.5%
Bank loans		138		—		2,331		—		—		—		2,469		2,469		2,083
Interest rate		6.7%		—%		5.1%		—%		—%		—%		5.2%		—		3.8%
Mexican pesos
(CEBUR MXN L22-2L)		—		—		—		—		—		8,435		8,435		8,110		8,434
Interest rate (1)		—%		—%		—%		—%		—%		9.7%		9.7%		—		9.7%
Domestic senior notes		—		—		8,495		9,961		—		5,493		23,949		22,490		23,946
Interest rate		—%		—%		7.9%		7.4%		—%		10.0%		8.1%		—		8.1%
Bank loans		184		132		104		38		—		—		458		458		644
Interest rate		10.8%		11.8%		12.3%		12.9%		—%		—%		11.6%		—		11.4%
Brazilian reais
Bank loans		—		—		—		—		—		—		—		—		21
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		6.9%
Chilean pesos
Bank loans		—		—		—		—		—		—		—		—		27
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		9.3%
Subtotal	Ps.	322	Ps.	10,589	Ps.	10,930	Ps.	16,222	Ps.	—	Ps.	98,312	Ps.	136,375	Ps.	120,334	Ps.	125,305

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2024		Fair Value at December 31, 2024		Carrying Value at December 31, 2023⁽¹⁾
											2030 and thereafter
(in millions of Mexican pesos)	2025		2026		2027		2028		2029
Variable-rate debt:
Euro
Promissory notes	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	1,700
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		4.8%
Swiss franc
Promissory notes		—		—		—		—		—		—		—		—		603
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		2.1%
Mexican pesos
(CEBUR MXN L22)		—		—		826		—		—		—		826		832		826
Interest rate (1)		—%		—%		11.6%		—%		—%		—%		11.6%		—		11.6%
Domestic senior notes		1,727		—		2,927		—		—		—		4,654		4,659		4,653
Interest rate (1)		10.5%		—%		10.5%		—%		—%		—%		10.5%		—		11.6%
Bank Loans		892		450		544		444		186		49		2,565		2,566		1,270
Interest rate (1)		13.4%		13.4%		12.6%		13.7%		13.8%		13.8%		13.3%		—		13.0%
Brazilian reais
Bank loans		6		3		—		—		—		—		9		8		14
Interest rate		9.1%		9.1%		—%		—%		—%		—%		9.1%		—		8.9%
Subtotal	Ps.	2,625	Ps.	453	Ps.	4,297	Ps.	444	Ps.	186	Ps.	49	Ps.	8,054	Ps.	8,065	Ps.	9,066
Total long-term debt	Ps.	2,947	Ps.	11,042	Ps.	15,227	Ps.	16,666	Ps.	186	Ps.	98,361	Ps.	144,429	Ps.	128,399	Ps.	134,371
Current portion of long-term debt														(2,947)				(5,998)
Total debt (3)													Ps.	148,204			Ps.	136,824

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Interest rate derivatives that have been designated as fair value hedge relationships have been used by Coca-Cola FEMSA to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss on financial instruments” in the period in which they occur. During December 31, 2024, the Company applied hedging to a portion of the Senior Notes of US$705, which are linked to an interest rate swap. Starting in 2022, the hedging gain or loss adjust the carrying amount of the hedged item and is recognized in the consolidated income statement under “Market value (gain) loss in financial instruments”. During the year ended December 31, 2024, the Company recognized a gain of Ps. 383 in the consolidated income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in USD, that resulted from increases in interest rates.

(3)For the years ended December 31, 2024 and 2023 the Company paid for amortization cost Ps. 1,122 and Ps. 1,121 respectively.

											2030 and	Total		Total
Hedging Derivative Financial Instruments (1)	2025		2026		2027		2028		2029		Thereafter	2024		2023
	(notional amounts in millions of Mexican pesos)														`
Cross-currency swaps:
U.S. dollars to Mexican pesos
Fixed to a variable (3) (4)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	14,330	Ps.	14,330	Ps.	6,031
Interest pay rate		—		—		—		—		—	8.9%		8.9%		56.1%
Interest receive rate		—		—		—		—		—	3.9%		3.9%		3.6%
Fixed to fixed		—		—		—		—		—	10,000		10,000		10,000
Interest pay rate		—		—		—		—		—	8.9%		8.9%		8.9%
Interest receive rate		—		—		—		—		—	3.5%		3.5%		3.5%
Fixed to fixed (2)
Interest pay rate		—		—		—		—		—	9.4%		9.4%		9.4%
Interest receive rate		—		—		—		—		—	4.4%		4.4%		4.4%
U.S. dollars to Euro
Fixed to fixed		—		—		—		6,819		—	5,595		12,414		10,940
Interest pay rate		—		—		—		1.7%		—	2.1%		1.9%		1.9%
Interest receive rate		—		—		—		0.5%		—	1.0%		0.7%		0.7%
U.S. dollars to Brazilian reais
Fixed to variable		—		5,067		2,027		—		—	—		7,094		5,912
Interest pay rate		—		12.9%		2.8%		—		—	—		12.1%		11.6%
Interest receive rate		—		2.1%		2.8%		—		—	—		2.3%		2.3%
Fixed to fixed		—		—		—		—		—	9,729		9,729		8,109
Interest pay rate		—		—		—		—		—	8.0%		8.0%		8.0%
Interest receive rate		—		—		—		—		—	2.8%		2.8%		2.8%
Colombian pesos
Fixed to fixed		—		1,184		—		—		—	—		1,184		987
Interest pay rate		—		6.3%		—		—		—	—		6.3%		6.3%
Interest receive rate		—		2.8%		—		—		—	—		2.8%		2.8%
Interest rate swaps:
Fixed to variable rate:		—		—		—		—		—	10,134		10,134		8,447
Interest pay rate		—		—		—		—		—	4.8%		4.8%		5.7%
Interest receive rate		—		—		—		—		—	1.9%		1.9%		1.9%
Variable to a fixed rate:		—		—		2,331		—		—	—		2,331		1,943
Interest pay rate		—		—		3.6%		—		—	—		3.6%		3.6%
Interest receive rate		—		—		1.9%		—		—	—		1.9%		1.9%
Total		—		6,251		4,358		6,819		—	49,788		67,216		52,369

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Cross Currency swaps which covers U.S. dollars to Mexican pesos with a notional of Ps. 24,330, that have a starting date in December 31, 2024; receiving a fixed rate of 4.4% and pay a fixed rate of 9.4%.

(3)Interest rate swaps with a notional amount of Ps.12,465 that receive a variable rate of 1.9% and pay a fixed rate of 3.6%; joined with a cross-currency swaps, which covers U.S. dollars to Mexican pesos, that receives a fixed rate of 4.4% and pay a variable rate of 9.4%.

(4)In 2023, the Company had an unwind of part of its cross-currency swaps related with the debt prepayment.

For the years ended December 31, 2024, December 31, 2023 and December 31, 2022, the interest expense is comprised as follows:

	2024		2023		2022
Interest on debts and borrowings	Ps.	8,817	Ps.	8,555	Ps.	8,129
Interest expense charges for employee benefits (Note 17.4)		587		590		553
Derivative instruments		3,188		(1,891)		1,795
Finance operating charges		175		821		(413)
Interest expense for leases liabilities (Note 12)		7,235		6,841		5,789
	Ps.	20,002	Ps.	14,916	Ps.	15,853

For the years ended December 31, 2024, December 31, 2023 and December 31, 2022, the interest income is comprised as follows:

	2024		2023		2022
Tender Offer	Ps.	782	Ps.	6,961	Ps.	—
Interest on investments		10,764		9,566		3,782
Finance operating products		305		514		—
Others		59		568		(13)
	Ps.	11,910	Ps.	17,609	Ps.	3,769

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

On January 16, 2020, the Company issued U.S. $1,500 3.500% Senior Unsecured Notes at an annual rate of 130 basis points over the relevant benchmark. In addition, on February 12, 2020, the Company placed a re-tap to its US-denominated SEC-registered Senior Unsecured Notes due 2050 and issued U.S. $300 3.500% at an annual rate of 137.5 basis points over the relevant benchmark, raising the total outstanding balance to U.S. $1,800 with an implied yield to maturity of 3.577%. In June 2020, the Company issued U.S. $700 3.500% Senior Unsecured Notes due 2050 with an implicit weighted performance of 3.358%. In March 2023, the Company made a tender offer in international markets for a principal amount of U.S. $943 related with these senior notes, with a settlement price of U.S. $715, which includes accrued expenses. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the consolidated income statement, representing a gain of Ps. 4,199. In June 2024, the Company made a tender offer in International markets for a principal amount of U.S. $207 related with these senior notes. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the consolidated income statement, representing a gain of Ps. 703.

The Company had designated a portion of these non-derivative financial liabilities as a hedge on the net investment. During 2023, the Company divested its investments in JRD and Envoy; as a result of these transactions, the net investment hedge was discontinued, recycling the effects of Envoy’s hedge in the consolidated income statements, which amount to a gain of Ps. 3,910; while in the case of JRD’s hedge, it remained in other comprehensive income, as this investment was classified as FVOCI, which amount to a gain of Ps. 1,188.

In April 2021, the Company issued €500 and €700 in debt certificates at a fixed rate of 1.0%, maturing in 2033 and 0.5% maturing in 2028, respectively. In March 2023, the Company made a tender offer in international markets for a principal amount of €404 in debt securities maturing in 2028 and €259 in debt securities maturing in 2033, with a settlement price of €347 for maturing in 2028 and €197 for maturing in 2033, which includes accrued expenses. The difference between the settlement price and the book value of the debt at the date of prepayment was recognized in the consolidated income statement, representing a loss of Ps. 616.

On May 21, 2021, this non-derivative financial liability was designated as a hedge of the net investment in Heineken. During 2023, the Company divested its investment in Heineken. Therefore, the net investment hedge was discontinued, recycling the effects of Heineken’s hedge in the consolidated income statements, which amount to a gain of Ps. 5,763 (See Note 4.3.1).

In November 2022, the Company issued Ps. 8,446 and Ps. 827 in debt certificates at a fixed rate of 9.65%, maturing in 2032 and a floating rate of TIIE28 + 0.10%, maturing in 2027, respectively. The bond’s interest rate depends on the Company achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, (2027 and 2032), the interest rate on the will increase by 25 basis points. As of December 31, 2024 the Company continues monitoring and expects to meet these key performance indicators. In accordance with the terms of the Bonds, they are linked to FEMSA's Sustainability-Linked Bond Framework, the which was adopted and published by the Company in relation to the issuance of the Sustainability-Linked Bond denominated in Euros issued in 2021 in the international capital market, for €700 in senior notes maturing in 2028, and €500 in senior notes maturing in 2033.
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

Coca-Cola FEMSA has the following bonds:

a)registered with the Mexican stock exchange:
i)   Ps. 8,500 (nominal value) with a maturity in 2027 and a fixed interest rate of 7.87%; ii) Ps. 1,727 (nominal value) with a maturity date in 2025 and a floating interest rate of Equilibrium Interbank Interest Rate (“TIIE”) + 0.08%; iii) Ps. 3,000 (nominal amount) with a maturity date in 2028 and fixed interest rate of 7.35%, iv) Ps. 6,965 (nominal amount) on a Sustainability-Linked Bond ("SLB") with a maturity date in 2028 and fixed rate of 7.36%, and v) Ps. 2,435 (nominal amount) on an SLB with a maturity date in 2026 and floating rate of TIIE + 0.05%, vi) Ps.5,500 (nominal amount) with a maturity date in 2029 and a fixed rate of 9.95%, vii) Ps.$500 (nominal amount) with a maturity date in 2026 and a floating rate of TIIE + 0.05%.

b)registered with the New York Stock Exchange:
i)    Senior notes of U.S. $1,041 with a fixed interest rate of 2.75% and maturity on January 22, 2030; ii) Senior notes of US. $705 with interest at a fixed rate of 1.85% and maturity date on September 1, 2032 and iii) Senior notes of US. $489 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043.

The Senior Notes are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., and Yoli de Acapulco, S. de R.L. de C.V. (the “Guarantors”).
During the third quarter of 2021, Coca-Cola FEMSA issued the first SLB in the Mexican market for a total of Ps. 9,400 in the modality of communicating vessels with maturities in 2025 and 2026 and with those resources prepaid bilateral loans denominated in Mexican pesos of: i) Ps. 3,760 with a maturity date of February 2025 and ii) Ps. 5,640 with an expiration date of August 2026. The bond’s interest rate depends on us achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, (2024 and 2026), the interest rate on the bonds will increase by 25 basis points. As of December 31, 2024 Coca-Cola FEMSA based on our external consulting firm review and the evidence presented by the Company, the indicator was complied and was reliably obtained, is fairly presented, has no significant deviations or omissions, and was prepared based on the requirements set forth in the supplement to the notes.

During the fourth quarter of 2022, Coca-Cola FEMSA repurchased a portion of the following notes registered with the SEC i) Senior notes of US. $209 with maturity date on January 2030, and ii) Senior notes of US. $111 with maturity date on November 2043, representing a net savings of Ps. 408 (nominal amounts). The amounts shown on the first paragraph already consider these repurchases.

Additionally during 2022, Coca-Cola FEMSA issued a social and sustainable bond in the Mexican Market on a dual-tranche transaction for an amount of Ps. 6,000.

During the second quarter of 2023, the Company paid on the maturity date May,12,2023 a Certificado Bursátil for i) Ps. 7,500 (nominal value) and a fixed interest rate of 5.46%.

Additionally, during 2024 and 2023, the Company obtained bank loans in Argentina for Ps. 657 and Ps. 73 respectively.

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
19.1 Reconciliation of liabilities arising from financing activities

	Carrying												Carrying
	Value at												Value at
	January 1, 2024		Cash Flows		Non-cash effects								December 31, 2024
									Foreign
					Acquisitions		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	10,518	Ps.	2,105	Ps.	—	Ps.	—	Ps.	504	Ps.	(39)	Ps.	13,088
Notes payable		126,306		(7,262)		1,510		—		16,926		(2,364)		135,116
Total liabilities from financing activities		136,824		(5,157)		1,510		—		17,430		(2,403)		148,204
Lease liabilities		96,073		(19,675)		474		17,520		3,995		9,708		108,095
Total financing activities	Ps.	232,897	Ps.	(24,832)	Ps.	1,984	Ps.	17,520	Ps.	21,425	Ps.	7,305	Ps.	256,299

(1) Includes mainly remeasurements of leases, and amortized costs.

	Carrying
	Value at												Carrying
	January												Value at
	1, 2023		Cash Flows		Non-cash effects								December 31, 2023
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	12,893	Ps.	(1,526)	Ps.	3	Ps.	—	Ps.	(852)	Ps.	—	Ps.	10,518
Notes payable		178,848		(30,657)		—		—		(15,364)		(6,521)		126,306
Total liabilities from financing activities		191,741		(32,183)		3		—		(16,216)		(6,521)		136,824
Lease liabilities		93,317		(16,171)		48		20,698		(1,891)		72		96,073
Total financing activities	Ps.	285,058	Ps.	(48,354)	Ps.	51	Ps.	20,698	Ps.	(18,107)	Ps.	(6,449)	Ps.	232,897

(1)Includes mainly remeasurements of leases, and amortization of transaction costs.

	Carrying
	Value at												Carrying
	January												Value at
	1, 2022		Cash Flows (2)		Non-cash effects								December 31, 2022
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	7,580	Ps.	(415)	Ps.	6,181	Ps.	—	Ps.	(78)	Ps.	(375)	Ps.	12,893
Notes payable		183,005		6,718		—		—		(8,957)		(1,919)		178,848
Total liabilities from financing activities		190,585		6,303		6,181		—		(9,034)		(2,294)		191,741
Lease liabilities		62,355		(15,108)		21,933		10,686		(356)		13,807		93,317
Total liabilities from financing activities		252,940		(8,805)		28,114		10,686		(9,390)		11,513		285,058

(1)Includes mainly remeasurements of leases, and amortization of transaction costs.
(2)Cash flows of Total liabilities from financing activities include Ps. 5,973 from continuing operations and Ps. 330 from discontinued operations.

Note 20. Other Income and Expenses

	2024		2023		2022
Gain on sale of other assets	Ps.	10	Ps.	473	Ps.	—
Gain on sale of long-lived assets		150		400		301
Sale of waste material		—		—		2
Insurance recovery		1,415		279		64
Foreign exchange gain		166		815		124
Other investment in shares (4)		—		3,311		—
Recoveries of prior years taxes (1)		316		483		354
Investment in equity instruments (5)		—		6,785		113
Tax credit recovery		1,154		—		—
Other investments		214		415		—
Others		163		141		93
Other income	Ps.	3,588	Ps.	13,102	Ps.	1,051

Recoveries of prior years	Ps.	—	Ps.	958	Ps.	9
Impairment of long-lived assets (2)		2,801		1,248		833
Disposal of long-lived assets (3)		939		466		389
Contingencies, net (Note 26)		170		1,110		456
Severance payments		2,007		998		224
Donations		865		711		512
Legal fees and other expenses from past acquisitions		41		—		210
Items without tax requirements		—		139		96
Interest and penalties of previous years taxes		763		385		—
Tax credit recovery payment to former shareholders		998		—		—
Other		856		237		167
Other expenses	Ps.	9,440	Ps.	6,252	Ps.	2,896

(1)Following a favorable decision from Brazilian tax authorities received during 2020, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and a positive effect on the "other income" captions of the consolidated income statements. See Note 25.1.1.

(2)Includes impairment losses in Proximity Americas and Health Division for an amount of Ps. 734 and Ps. 1,975, respectively, related to the Company's operation in Chile and Mexico, due to market conditions in 2024. Also includes impairment losses in Health Division related with the Company's operation in Ecuador for an amount of Ps. 596 and Ps. 770 in 2023 and 2022, respectively; due to market conditions; as well as an impairment loss in Mexico for an amount of Ps. 480 in 2023 related with a challenging competitive environment. Additionally, the Company recognized impairment losses in Coca-Cola FEMSA for its investment in Alimentos de Soja S.A.U. for an amount of Ps. 143 in 2023.
(3)Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(4)Related to dividends received from Heineken in 2023.
(5)In 2023, the Company sold its investment in Jetro Restaurant Depot.

Note 21. Financial Instruments

Fair Value of Financial Instruments
The Company’s financial assets and liabilities that are measured at fair value are based on level 1 and 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to net present value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2024, and December 31, 2023:

	December 31, 2024		December 31, 2023
	Level 1	Level 2	Level 1	Level 2
Financial instruments (current asset)	40	1,238	228	203
Financial instruments (non-current asset)	16,461	16,907	14,279	11,394
Financial instruments (current liability)	320	8	202	536
Financial instruments (non-current liability)	—	4,625	—	8,653

21.1 Total debt
The fair value of bank loans and notes payable is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for the debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2024 and December 31, 2023, which is considered to be level 1 in the fair value hierarchy.

	December 31, 2024		December 31, 2023
Carrying value	Ps.	148,204	Ps.	136,824
Fair value		132,174		125,043

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
As of December 31, 2024, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2027	Ps.	2,339	Ps.	—	Ps.	1
2032		10,134		(1,784)		—

As of December 31, 2023, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2023		December 31, 2023
2024	Ps.	2	Ps.	—	Ps.	65
2032		8,447		(1,381)		—

The net effect of expired contracts treated as hedges is recognized as interest expense within the consolidated income statements.
21.3 Forward agreements to purchase foreign currency
The Company has entered into forward agreements to reduce its exposure to the risk of exchange rate fluctuations between the Mexican peso and other currencies. Foreign exchange forward contracts measured at fair value are designated hedging instruments in cash flow hedges of forecast inflows in euros and forecast purchases of raw materials in U.S. dollars. These forecast transactions are considered highly probable.
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
As of December 31, 2024, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2025	Ps.	8,052	Ps.	(138)	Ps.	560

As of December 31, 2023, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2023		December 31, 2023
2024	Ps.	11,449	Ps.	(573)	Ps.	36

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

As of December 31, 2024, the Company had the following outstanding cross–currency swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2025	Ps.	4,483	Ps.	—	Ps.	679
2026		7,243		(1)		547
2027		19,300		(137)		836
2028		6,819		(211)		—
2029		2,182		—		615
2030		26,086		(68)		3,166
2033		263		(31)		—
2035		10,000		(2,248)		—
2043		12,492		—		3,588
2050		3,471		—		1,714

As of December 31, 2023, the Company had the following outstanding cross–currency swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2023		December 31, 2023
2024	Ps.	954	Ps.	(35)	Ps.	103
2025		49,834		(2)		119
2026		6,045		(1,017)		98
2027		8,949		(1,391)		9
2028		6,009		—		89
2029		20		—		337
2030		13,633		(803)		—
2032		845		(51)		—
2033		4,931		—		117
2035		10,000		(3,809)		—
2043		5,398		—		1,877
2050		3,471		—		1,235

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
As of December 31, 2024, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2025	Ps.	3,108	Ps.	(183)	Ps.	6
2026		2,214		(118)		—
2027		440		(27)		—

As of December 31, 2023, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2023		December 31, 2023
2024	Ps.	2,593	Ps.	(130)	Ps.	206
2025		745		(72)		—

As of December 31, 2024, Coca-Cola FEMSA had the following aluminum price contracts:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2024	December 31, 2024
2025	Ps.	828	Ps. (2)	Ps.	33

As of December 31, 2023, Coca-Cola FEMSA had the following aluminum price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2023		December 31, 2023
2024	Ps.	647	Ps.	—	Ps.	21

As of December 31, 2024, the Company had the following diesel price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2025	Ps.	22	Ps.	—	Ps.	—

As of December 31, 2024, the Company had the following PX + MEG price contracts:

	Notional	Fair Value Liability	Fair Value Asset
Maturity Date	Amount	December 31, 2024	December 31, 2024
2025	72	(5)	—

21.6 Exchangeable Bond (Embedded derivative)
As described in Note 19, in February 2023, the Company issued a exchangeable bond for EUR 500 million linked with the remaining Heineken economic interest, which is recognized as a liability component and embedded derivative (option). The bond (liability) is measured at amortized cost, while the written option is measured at fair value with through profit and losses. At the settlement date, depending on the decision of the bondholders, the exchangeable bond and the embedded derivative will be canceled against cash or Heineken Holding N.V. shares. As of December 31, 2024, the fair value of the option amounted to Ps. 0.

21.7 Options to purchase foreign currency

The Company has executed collar strategies to reduce exposure to the risk of exchange rate fluctuations. A collar is a strategy that combines call and put options, limiting the exposure to the risk of exchange rate fluctuations in a similar way as a forward agreement.

These instruments have been designated as cash flow hedges and are recognized in the consolidated statement of financial position at their estimated fair value which is determined based on prevailing market exchange rates to terminate the contracts at the end of the period. Throughout the term of the contract, changes in the fair value of these options, are recorded as part of “cumulative other comprehensive income”. Net gain/(loss) on expired contracts including the net premium paid, is recognized as part of ,cost of goods sold when the hedged item is recorded in the consolidated income statements.

As of December 31, 2024, the Company had the following outstanding option agreements to purchase foreign currency:

	Notional		Liability		Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2025	Ps.	3,701	Ps.	(24)	Ps.	248

21.8 Net effects of expired contracts that met hedging criteria

	Impact in Consolidated
	Income Statement	December 31, 2024		December 31, 2023		December 31, 2022
Cross-currency swaps (1)	Interest expense	Ps.	—	Ps.	(392)	Ps.	(1)
Cross-currency swaps (1)	Foreign exchange		—		(747)		(5)
Interest rate swaps	Interest expense		—		—		—
Forward agreements to purchase foreign currency	Foreign exchange		(3)		180		565
Commodity price contracts	Cost of goods sold		(15)		430		614
Options to purchase foreign currency	Cost of goods sold		39		—		—
Forward agreements to purchase foreign currency	Cost of goods sold		136		(1,834)		(681)

(1)This amount corresponds to the settlement of cross-currency swaps portfolio in Brazil presented as part of the other financial activities.

21.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

	Impact in Consolidated
Type of Derivatives	Income Statement	December 31, 2024		December 31, 2023		December 31, 2022
Cross currency swaps and interest rate swaps	Market value gain (loss) on financial instruments	Ps.	938	Ps.	141	Ps.	(2,270)
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

	Change in
Foreign Currency Risk	Exchange Rate	Effect on Equity
2024
FEMSA (1)	+13% MXN/USD	Ps.	15
	‑13% MXN/USD		(15)
	+5% CHF/EUR		125
	‑5% CHF/EUR		(125)
	+7% CHF/USD		7
	‑7% CHF/USD		(7)
Coca-Cola FEMSA	+13% MXN/USD		183
	‑13% MXN/USD		(183)
	+13% BRL/USD		50
	‑13% BRL/USD		(50)
	+11% COP/USD		34
	‑11% COP/USD		(34)
	+2% ARS/USD		11
	‑2% ARS/USD		(11)
	+5% UYU/USD		13
	‑5% UYU/USD		(13)
	+5% CRC/USD		14
	-5% CRC/USD		(14)

2023
FEMSA (1)	+11% MXN/USD	Ps.	9
	‑11% MXN/USD		(9)
	+7% CHF/EUR		78
	‑7% CHF/EUR		(78)

	Change in
Foreign Currency Risk	Exchange Rate	Effect on Equity
	+7% EUR/USD		(6)
	‑7% EUR/USD		6
Coca-Cola FEMSA	+11% MXN/USD		465
	‑11% MXN/USD		(465)
	+12% BRL/USD		521
	‑12% BRL/USD		(521)
	+16% COP/USD		225
	‑16% COP/USD		(225)
	+120% ARS/USD		685
	‑120% ARS/USD		(685)
	+5% UYU/USD		20
	‑5% UYU/USD		(20)
	+7% CRC/USD		15
	-7% CRC/USD		(15)

2022
FEMSA (1)	+10% MXN/USD	Ps.	6
	‑10% MXN/USD		(6)
	+10% MXN/EUR		1
	‑10% MXN/EUR		(1)
	+7% CHF/EUR		44
	‑7% CHF/EUR		(44)
Coca-Cola FEMSA	+10% MXN/USD		512
	‑10% MXN/USD		(512)
	+18% BRL/USD		550
	‑18% BRL/USD		(550)
	+7% UYU/USD		25
	‑7% UYU/USD		(25)
	+17% COP/USD		112
	‑17% COP/USD		(112)
	+3% ARS/USD		10
	‑3% ARS/USD		(10)
	+7% CRC/USD		24
	-7% CRC/USD		(24)

(1)Does not include Coca-Cola FEMSA.

	Change in
Cross Currency Swaps (1)	Exchange Rate	Effect on Equity		Effect on Profit or Loss
2024
FEMSA (2)	+13% MXN/USD	Ps.	—	Ps.	2,424
	‑13% MXN/USD		—		(2,424)
	+13% BRL/USD		—		163
	‑13% BRL/USD		—		(163)
	+6% PEN/USD		—		16
	‑6% PEN/USD		—		(16)
	+11% COP/USD		—		434
	‑11% COP/USD		—		(434)
	+12% CLP/USD		—		709

	‑12% CLP/USD		—		(709)
Coca-Cola FEMSA	+13% MXN/USD		1,863		—
	‑13% MXN/USD		(1,863)		—
	+13% BRL/USD		2,187		—
	‑13% BRL/USD		(2,187)		—

2023
FEMSA (2)	+14% CLP/USD	Ps.	—	Ps.	678
	‑14% CLP/USD		—		(678)
	+11% MXN/USD		—		1,796
	‑11% MXN/USD		—		(1,796)
	+16% COP/USD		—		425
	‑16% COP/USD		—		(425)
	+12% BRL/USD		—		34
	‑12% BRL/USD		—		(34)
	+8% EUR/USD		—		742
	‑8% EUR/USD		—		(742)
Coca-Cola FEMSA	+11% MXN/USD		1,314		—
	‑11% MXN/USD		(1,314)		—
	+12% BRL/USD		1,683		—
	‑12% BRL/USD		(1,683)		—

2022
FEMSA (2)	+21% CLP/USD	Ps.	—	Ps.	966
	‑21% CLP/USD		—		(996)
	+10% MXN/USD		—		2,647
	‑10% MXN/USD		—		(2,647)
	+21% COP/USD		—		354
	‑21% COP/USD		—		(354)
	+18% USD/BRL		—		18
	‑18% USD/BRL		—		(18)
	+10% EUR/USD		—		1,315
	‑10% EUR/USD		—		(1,315)
	+10% EUR/MXN		—		902
	‑10% EUR/MXN		—		(902)
Coca-Cola FEMSA	+10% MXN/USD		1,220		—
	‑10% MXN/USD		(1,220)		—
	+18% BRL/USD		2,893		—
	‑18% BRL/USD		(2,893)		—

(1)Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(2)Does not include Coca-Cola FEMSA.

	Change in
Net Cash in Foreign Currency (2)	Exchange Rate	Effect on Profit or Loss
2024
FEMSA (1)	+13% EUR/ +13 % USD	Ps.	14,855
	‑13% EUR/ -13 % USD		(14,855)
Coca-Cola FEMSA	+13% USD		1,397
	‑13% USD		(1,397)

2023
FEMSA (1)	+11% EUR/ +11 % USD	Ps.	14,617
	‑11% EUR/ -11 % USD		(14,617)
Coca-Cola FEMSA	+11% USD		1,797
	‑11% USD		(1,797)

2022
FEMSA (1)	+10% EUR/ +10 % USD	Ps.	1,779
	‑10% EUR/ -10 % USD		(1,779)
Coca-Cola FEMSA	+10% USD		2,282
	‑10% USD		(2,282)

(1)Does not include Coca-Cola FEMSA.
(2)Differential for the variation in total cash at the exchange rate as of December 31, 2024 and exchange rate sensitivity.

	Change in
Commodity Price Contracts	U.S.$ Rate	Effect on Equity
2024
Coca-Cola FEMSA	Sugar -29%	Ps.	(1,578)
	Alumimum -22%	Ps.	(189)

2023
Coca-Cola FEMSA	Sugar -29%	Ps.	(765)
	Alumimum -22%	Ps.	(2,812)

2022
Coca-Cola FEMSA	Sugar -22%	Ps.	(333)
	Alumimum -35%	Ps.	(4,520)

	Change in
Options to purchase foreign currency (MXN to USD)	U.S.$ Rate	Effect on Equity
2024
Coca-Cola FEMSA	(13)%	Ps.	(136)
2023
Coca-Cola FEMSA	—%	Ps.	—
2022
Coca-Cola FEMSA	(35)%	Ps.	(4,520)

Change in
Options to purchase foreign currency (BRL to USD)	U.S.$ Rate	Effect on Equity
2024
Coca-Cola FEMSA	(13)%	Ps.	(119)
2023
Coca-Cola FEMSA	—%	Ps.	—
2022
Coca-Cola FEMSA	—%	Ps.	—

Change in
Options to purchase foreign currency (COP to USD)	U.S.$ Rate	Effect on Equity
2024
Coca-Cola FEMSA	(11)%	Ps.	(54)
2023
Coca-Cola FEMSA	—%	Ps.	—
2022
Coca-Cola FEMSA	—%	Ps.	—

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
The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

	Change in
Interest Rate Swap (1)	Bps.	Effect on Equity
2024
FEMSA (2)	(100 Bps.)	Ps.	(148)

2023
FEMSA (2)	(100 Bps.)	Ps.	(9)

2022
FEMSA (2)	(100 Bps.)	Ps.	(90)

(1)The sensitivity analysis effects include all subsidiaries of the Company.
(2)Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2024		2023		2022
Change in interest rate		+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	(258)	Ps.	(250)	Ps.	(249)

21.10.3 Liquidity risk
Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2024 and December 31, 2023, 55% and 55%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements (e.g., acquisitions, investments or capital expenditures) when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of more favorable terms of its financing market conditions. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.
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
The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2024, see Note 19. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.
The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2024. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest and excluding lease liabilities) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing on December 31, 2024.

	2025		2026		2027		2028		2029		2030 and thereafter		Total
Non-derivative financial liabilities:
Notes and bonds	Ps.	4,306	Ps.	16,326	Ps.	11,498	Ps.	18,382	Ps.	7,627	Ps.	117,900	Ps.	176,039
Loans from Banks		7,784		662		734		546		211		57		9,994
Derivative financial liabilities		(1,161)		(1,397)		(1,307)		(726)		(902)		(3,978)		(9,471)

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
The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the consolidated statement of financial position at December 31, 2024 and December 31, 2023 is the carrying amounts, see Note 7.
The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (“CSA”) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2024, the Company concluded that the maximum exposure to credit risk related to derivative financial instruments is not significant given the high credit rating of its counterparties.
21.11 Excessive risk concentration
Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

In order to avoid excessive concentrations of risk, the Group’s policies and procedures include specific guidelines to focus on the maintenance of a diversified portfolio. Identified concentrations of credit risks are controlled and managed accordingly. Selective hedging is used within the Group to manage risk concentrations at both the relationship and industry levels.

A substantial portion of the Company’s trade payables are included in the Company’s supplier finance arrangement and are, thus, with a single counterparty rather than individual suppliers. This results in the Company being required to settle a significant amount with a single counterparty, rather than less significant amounts with several counterparties. However, the Company’s payment terms for trade payables covered by the arrangement are identical to the payment terms for other trade payables, payment terms are normally settled by the Company from 30 to 60 day terms. Management does not consider the supplier finance arrangement to result in excessive concentrations of liquidity risk, and the arrangement has been established to ease the administrative burden of managing invoices from a significant number of suppliers, rather than to obtain financing.

The Company has established a supplier finance arrangement that is offered to some of the Company’s non strategic suppliers mainly in Mexico and Brazil. Participation in the arrangement is at the suppliers’ own discretion. Suppliers that participate in the supplier finance arrangement will receive early payment on invoices sent to the Company from the Company’s external finance provider. If suppliers choose to receive early payment, they pay a fee to the finance provider, to which the Company is not party. In order for the finance provider to pay the invoices, the goods must have been received or supplied and the invoices approved by the Company.
Payments to suppliers ahead of the invoice due date are processed by the finance provider and, in all cases, the Company settles the original invoice by paying the finance provider in line with the original invoice maturity date described above. Payment terms with suppliers have not been renegotiated in conjunction with the arrangement. The Company provides no security to the finance provider.

All trade payables subject to the supplier finance arrangement, included in the table below, are recorded as suppliers in the consolidated statement of financial position.

	2024		2023
Carrying amount of trade payables that are part of a supplier finance arrangement	Ps.	10,590	Ps.	2,416
Of which suppliers have received payment		22,001		823

January 01, 2023
Ps.	3,697
2,831

There where no significant non-cash changes in the carrying amounts of the financial liabilities disclosed above.

21.12 Cash Flow hedges

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
As of December 31, 2024, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates are as follows:

	Maturity
	1‑6 months	6‑12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	1,455	126	—
Average exchange rate MXN/USD	18.74	20.71	—
Net exposure	951	45	—
Average exchange rate BRL/USD	5.50	6.07	—
Net exposure	275	22	—
Average exchange rate COP/USD	4,134	4,164	—
Net exposure	517	60	—
Average exchange rate ARS/USD	1,198	1,286	—
Net exposure	169	113	—
Average exchange rate URY/USD	41.59	44.13	—
Net exposure	240	152	—
Average exchange rate CRC/USD	531.13	540.05	—
Foreign exchange currency swap contracts
Net exposure	—	—	35,064
Average exchange rate MXN/USD	—	—	20.51
Net exposure	—	—	17,903
Average exchange rate BRL/USD	—	—	5.09
Net exposure	561	593	2,761
Average exchange rate COP/USD	3,817.00	3,420.15	4,271.98
Net exposure	—	—	325
Average exchange rate CLP/USD	—	—	816.00
Net exposure	—	—	583

Average exchange rate EUR/USD	—	—	1.09
Net exposure	—	—	67
Average exchange rate PEN/USD	—	—	3.74
Foreign exchange currency options contracts
Notional amount (in millions of pesos)	568	1,127	—
Average exchange rate MXN/USD	19.55	20.61	—
Notional amount (in millions of pesos)	472	928	—
Average exchange rate BRL/USD)	5.77	6.04	—
Notional amount (in millions of pesos)	307	299	—
Average exchange rate COP/USD)	4,313.00	4,361.66	—
Interest rate risk
Interest rate swaps
Net exposure	—	—	10,134
Interest rate average BRL	—	—	0.16%
Net exposure	—	2	—
Interest rate average CLP	—	6.10%	—
Commodities risk
Aluminum	440	389	—
Average price (USD/Ton)	2,480.15	2,542.39	—
Diesel (in millions of pesos)	11	11	—
Average price (USD/Gallons)	2.14	2.14	—
PX+MEG (in millions of pesos)	72	—	—
Average proce (USD/Ton)	950.00	—	—
Sugar	3,476	1,500	787
Average price (USD cent/Lb)	19.38	19.14	17.94

As of December 31, 2023, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates are as follows:

	Maturity
	1‑6 months		6‑12 months		More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	Ps.	3,049	Ps.	1,781	Ps.	—
Average exchange rate MXN/USD		18.39		18.40		—
Net exposure		2,486		1,370		—
Average exchange rate BRL/USD		5.10		5.07		—
Net exposure		757		334		—
Average exchange rate COP/USD		4,436		4,316		—
Net exposure		150		—		—
Average exchange rate ARS/USD		668.06		—		—
Net exposure		344		163		—
Average exchange rate URY/USD		40.18		40.66		—
Net exposure		154		117		—
Average exchange rate CRC/USD		558.89		556.00		—
Foreign exchange currency swap contracts

	Maturity
	1‑6 months	6‑12 months	More than 12
Net exposure	—	—	43,095
Average exchange rate MXN/USD	—	—	17.77
Net exposure	174	—	14,022
Average exchange rate BRL/USD	4.81	—	5.05
Net exposure	—	1,109	1,822
Average exchange rate COP/USD	—	3,601.94	3,743.16
Net exposure	—	286,246	2,082
Average exchange rate CLP/USD	—	870.50	764.40
Net exposure	—	—	10,939
Average exchange rate EUR/USD	—	—	1.09
Interest rate risk
Interest rate swaps
Net exposure	—	—	8,447
Interest rate average BRL	—	—	0.16%
Net exposure	—	2	—
Interest rate average CLP	—	3.57%	—
Commodities risk
Aluminum	298	349	—
Average price (USD/Ton)	2,304	2,364	—
Sugar	1,703	890	745
Average price (USD cent/Lb)	22.43	22.18	22.62

As of December 31, 2024, a reconciliation per category of equity components and an analysis of OCI components, net of tax; generated by the cash flow hedges were as follows:

	Hedging
	reserve
Balances at beginning of the period	Ps.	956
Cash flows hedges
Fair value changes:
Foreign exchange currency risk – Purchase of stock		844
Foreign exchange currency risk – Other stock		1,436
Interest rate risk		(64)
Commodity price contracts – Purchase of stock		(4,747)
The amounts reclassified to profit and loss:
Foreign exchange currency risk – Other stock		4,708
Interest rate risk		(45)
The amounts included in non-financial costs:
Foreign exchange currency risk – Purchase of stock		(98)
Commodity price contracts – Purchase of stock		(2)
Taxes due to changes in reserves during the period		133
Balances at the end of the period	Ps.	3,121

Impact of hedging on equity
Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign currency option		Cross-currency swaps		Interest rate swaps		Commodity price contracts		Equity holders of the parent		Non-controlling interest		Total
As at January 1, 2023	Ps.	(223)	Ps.	2,049	Ps.	111	Ps.	22	Ps.	1,958	Ps.	(77)	Ps.	1,881
Financial instruments – purchases		(350)		50		—		(59)		(359)		(608)		(967)
Change in fair value of financial instruments recognized in OCI		(595)		(1,514)		64		128		(1,917)		(2,078)		(3,995)
Amount reclassified from OCI to profit or loss		848		2,698		201		(171)		3,576		746		4,322
Foreign currency revaluation of the net foreign operations		—		1,277		—		—		1,277		1,577		2,854
Effects of changes in foreign exchange rates		2		—		—		(1)		1		—		1
Tax effect		45		(3,335)		(19)		33		(3,276)		136		(3,140)
As at December 31, 2023	Ps.	(273)	Ps.	1,225	Ps.	357	Ps.	(48)	Ps.	1,260	Ps.	(304)	Ps.	956
Financial instruments – purchases		41		(261)		—		88		(54)		332		278
Change in fair value of financial instruments recognized in OCI		345		6,898		(64)		(133)		7,082		3,949		11,031
Amount reclassified from OCI to profit or loss		(45)		(4,039)		—		(1)		(4,103)		(125)		(4,228)
Foreign currency revaluation of the net foreign operations		—		(2,194)		—		—		(2,194)		(2,842)		(5,036)
Effects of changes in foreign exchange rates		12		(14)		—		(1)		(3)		(10)		(13)
Tax effect		(105)		733		(64)		15		548		(415)		133
As at December 31, 2024	Ps.	(25)	Ps.	2,348	Ps.	229	Ps.	(80)	Ps.	2,536	Ps.	585	Ps.	3,121
Note 22. Non-Controlling Interest in Consolidated Subsidiaries
An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2024 and 2023 is as follows:

	December 31, 2024		December 31, 2023
Coca-Cola FEMSA	Ps.	82,522	Ps.	73,151
Proximity Americas Division		1,031		1,046
Other		76		312
	Ps.	83,629	Ps.	74,509

The changes in the FEMSA’s non-controlling interest were as follows:

	2024		2023		2022
Balance at beginning of the period	Ps.	74,509	Ps.	75,197	Ps.	72,516
Net income of non-controlling interest		13,501		10,988		10,834
Other comprehensive loss:		2,608		(3,465)		(2,198)
Exchange differences on translation of foreign operation		2,235		(3,325)		(1,558)
Remeasurements of the net defined benefits liability		(478)		87		173
Valuation of the effective portion of derivative financial instruments		851		(227)		(813)
Dividends		(6,801)		(6,551)		(6,176)
Share based payment		(5)		22		(57)
Other acquisitions and remeasurements		(186)		—		5
Repurchase of non-controlling interests		—		—		(79)
Contribution from non-controlling interest		—		—		352
Disposals of businesses (Envoy and others)		3		(1,682)		—
Balance at end of the period	Ps.	83,629	Ps.	74,509	Ps.	75,197
Non-controlling interest’s accumulated other comprehensive loss is comprised as follows:

	December 31, 2024		December 31, 2023
Exchange differences on translation foreign operation	Ps.	(10,647)	Ps.	(12,882)
Remeasurements of the net defined benefits liability		(813)		(335)
Valuation of the effective portion of derivative financial instruments		544		(307)
Accumulated other comprehensive loss	Ps.	(10,916)	Ps.	(13,524)
Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which holds Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.
Summarized financial information in respect of Coca-Cola FEMSA is set out below:

	December 31, 2024		December 31, 2023
Total current assets	Ps.	75,132	Ps.	67,738
Total non-current assets		232,854		205,782
Total current liabilities		67,171		54,916
Total non-current liabilities		90,274		84,899
Total revenue	Ps.	279,793	Ps.	245,088
Consolidated net income		24,549		20,226
Consolidated comprehensive income for the year, net of tax	Ps.	29,706	Ps.	14,104
Net cash flows generated from operating activities		42,442		42,289
Net cash flows used in investing activities		(23,392)		(20,070)
Net cash flows used in financing activities		(19,642)		(26,352)
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

Note 23. Equity
23.1 Equity accounts
The capital stock of FEMSA is comprised of 2,161,177,770 BD units and 1,417,048,500 B units. As of December 31, 2024 and December 31, 2023, the common stock of FEMSA was comprised of 17,891,131,350 common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.
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

As of December 31, 2024, FEMSA’s capital stock (including Treasury shares) is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540
Total shares	7,085,242,500	10,805,888,850	17,891,131,350

As of December 31, 2023, FEMSA’s capital stock (including Treasury shares) is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540
Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2024 and December 31, 2023, this reserve amounted to Ps. 596 and accordingly, has reached 20% of the capital stock.
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
Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2024 amounted to Ps. 383,998. Under Mexican income tax law, dividends distributed to its stockholders who are individuals and foreign residents are subject to a 10% withholding tax, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balances as of December 31, 2013.
At an ordinary shareholders’ meeting of FEMSA held on April 8, 2022, the shareholders approved a dividend of Ps. 11,358 that was paid 50% on May 5, 2022, and the other 50% on November 7, 2022; and a reserve for share repurchase of a maximum of Ps. 17,000. As of December 31, 2022, the Company has not repurchased shares. Treasury shares from share-based payment bonus plan are disclosed in Note 18.
At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 28, 2022, the shareholders approved a dividend of Ps. 11,407 that was paid 50% on May 3, 2022 and other 50% on November 3, 2022. The corresponding payment to the non-controlling interest was Ps. 6,021.
At an ordinary shareholders’ meeting of FEMSA held on March 31, 2023, the shareholders approved a dividend of Ps.12,247 that was paid 50% on May 8, 2023, and the other 50% on November 7, 2023; and a reserve for share repurchase of a maximum of Ps. 17,000. During 2023, the Company started its Share Repurchase Program, reacquiring 48,128,863 BD Units which are held as Treasury shares. The Company expects to maintain these shares in the Treasury for one year and subsequently cancel them. Treasury shares from the share-based payment bonus plan are disclosed in Note 18.
At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 27, 2023, the shareholders approved a dividend of Ps. 12,185 that was paid 50% on May 3, 2023, and the other 50% on November 3, 2023. The corresponding payment to the non-controlling interest was Ps. 6,431.
At an ordinary shareholders’ meeting of FEMSA held on March 22, 2024, the shareholders approved a dividend of Ps.14,697 that was paid 25% on April 18, 2024, 25% on July 18, 2024, 25% on October 17, 2024 and the other 25% on January 16, 2025; and a reserve for share repurchase of a maximum of Ps. 34,000. The shareholders approved an extraordinary dividend of Ps.10,294 that was paid 25% on April 18, 2024, 25% on July 18, 2024, 25% on October 17, 2024 and the other 25% on January 16, 2025; and a reserve for share repurchase of a maximum of Ps. 34,000. During 2024, the Company continued its Share Repurchase Program, reacquiring 48,128,863 BD Units which are held as Treasury shares. The Company expects to maintain these shares in the Treasury for one year and subsequently cancel them. Treasury shares from the share-based payment bonus plan are disclosed in Note 18.

At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 19, 2024, the shareholders approved a dividend of Ps. 12,773 that was paid 25% on April 16, 2024, 25% on July 16, 2024, 25% on October 15, 2024 and the other 25% on December 9, 2024. The corresponding payment to the non-controlling interest was Ps. 6,741.

Share Repurchase Program Reconciliation:

Oct 31 2023	Shares outstanding	17,891,131,350
Dec 31 2023	Shares repurchased in Treasury	1,906,500
Jan 1 2024	Shares outstanding	17,889,224,850
Mar 31 2024	Shares repurchased in Treasury	61,716,970
Mar 31 2024	Shares outstanding	17,827,507,880
Jun 30 2024	Shares repurchased in Treasury	177,020,845
Jun 30 2024	Shares outstanding	17,650,487,035
Sep 30 2024	Shares repurchased in Treasury	270,362,300
Sep 30 2024	Shares outstanding	17,380,124,735
Dec 31 2024	Shares repurchased in Treasury	—
Dec 31 2024	Shares outstanding	17,380,124,735

The amount paid by the Company related to Share Repurchase Program was Ps.20,311 for the year ended December 31, 2024
For the years ended December 31, 2024, 2023 and 2022 the dividends declared and partially paid by the Company and Coca-Cola FEMSA were as follows:

	2024		2023		2022
FEMSA (1)	Ps.	14,697	Ps.	12,247	Ps.	11,358
Coca-Cola FEMSA (100% of dividend)		12,773		12,185		11,407
(1)Includes ordinary dividends. The total paid dividend amounted to Ps. 14,404 for ordinary dividends, reflecting the impact of share repurchases made throughout the year. As of December 31, 2024, 102,201,323 FEMSA UBD units (which represents 511 million shares) were held in treasury.

For the year ended December 31, 2024, the extraordinary dividends declared and partially paid by the Company and Coca-Cola FEMSA were as follows:

2024
FEMSA (1)	Ps.	10,294

(1)Includes extraordinary dividends. The total paid dividend amounted to Ps. 10,091 for extraordinary dividends, reflecting the impact of share repurchases made throughout the year.

For the years ended December 31, 2024, December 31, 2023 and 2022 the dividends declared and partially paid per share by the Company are as follows:

Series of Shares	2024		2023		2022
“B”	Ps.	0.73290	Ps.	0.61070	Ps.	0.56600
“D”		0.91610		0.76340		0.70850

For the year ended December 31, 2024, the extraordinary dividends declared and partially paid per share by the Company are as follows:

Series of Shares	2024
“B”	Ps.	0.51340
“D”		0.64170

23.2 Capital management
The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance to obtain the lowest cost of capital available. The Company manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2024, 2023 and 2022.
The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 23.1) and debt covenants (see Note 19).
The Company's Finance, Planning and the Corporate Practices Committees review the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both national and international, currently rated as of December 31, 2024 AAA and BBB+ respectively, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2. As a result, before entering new business ventures, acquisitions or divestitures, management evaluates the optimal ratio of debt to EBITDA to maintain its credit rating.

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

	2024				2023					2022
	Per Series		Per Series		Per Series		Per Series		Per Series		Per Series
	“B” Shares		“D” Shares		“B” Shares		“D” Shares		“B” Shares		“D” Shares
(in millions of shares)
Weighted average number of shares for basic earnings per share		9,194.62		8,437.51		9,239.73		8,617.94		9,241.72		8,625.92
Effect of dilution associated with non-vested shares for share based payment plans		6.94		27.75		6.69		26.78		4.70		18.79
Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,201.56		8,465.26		9,246.42		8,644.71		9,246.42		8,644.71
Dividend rights per series (see Note 23.1)		100%		125%		100%		125%		100%		125%
Weighted average number of shares further adjusted to reflect dividend rights		9,201.56		10,581.57		9,246.42		10,805.89		9,246.42		10,805.89
Basic earnings per share from continuing operations		1.34		1.70		1.67		2.09		1.12		1.40
Diluted earnings per share from continuing operations		1.33		1.69		1.67		2.09		1.12		1.40
Basic earnings per share from discontinued operations		0.01		0.01		1.61		2.02		0.07		0.09
Diluted earnings per share from discontinued operations		0.01		0.01		1.61		2.01		0.07		0.09
Allocation of earnings, weighted		46.11%		53.89%		46.11%		53.89%		46.11%		53.89%
Net controlling interest income allocated from continuing operations	Ps.	12,275	Ps.	14,345	Ps.	15,425	Ps.	18,026	Ps.	10,369	Ps.	12,117
Net controlling interest income allocated from discontinued operations	Ps.	53	Ps.	62	Ps.	14,865	Ps.	17,373	Ps.	656	Ps.	767

Note 25. Taxes
25.1 Recoverable taxes
Recoverable taxes are mainly the result of higher interim payments of value added tax and income tax in Mexico during 2024 compared to the current year's provision, which will be offset in future years. Operations in Guatemala, Panama, Nicaragua, and Colombia are subject to a minimum tax. In Guatemala and Colombia, this tax is recoverable only under certain circumstances. Guatemala's tax base is determined by considering the greater of total assets and net income; in Colombia, the taxable base is stockholders' equity.
25.2 Taxation of beverages
As of December 31, 2024, all the countries where the Company operates, with the exception of Panama, impose value added tax on the sale of carbonated beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, 13.0% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Rio de Janeiro, 17.0% in the state of Santa Catarina, 18.0% in the states of São Paulo, Minas Gerais, Rio Grande do Soul and Paraná, 19.0% in the state of Goiás and 20.0% in the states of Mato Grosso do Sul and Rio Grande do Sul. The states of Rio de Janeiro, Goiás, Minas Gerais and Paraná also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil, value-added tax is accrued and added, along with federal sales tax, on the taxable base. In addition, we are responsible for collecting and collecting value-added tax from each of our retailers in Brazil, based on the average retail prices for each state where we operate, defined mainly through a survey conducted by the government of each state, which in 2024 represented for us an average taxation of approximately 16.9% on net sales.
Several of the countries in which the Company operates impose excise duties or other taxes, as follows:
•Mexico imposes a special tax on the production, sale, and import of beverages with added sugar and high-fructose corn syrup (HFCS), which from January 1, 2024 to December 31, 2024 was Ps.1.5737 per liter. This special tax applies only to the first sale, and we take care of collecting it and paying it. As of January 1, 2025, the excise tax was equal to Ps.1.6451 per liter. This excise tax rate will be in effect until December 31, 2025, and thereafter will be subject to an annual increase based on the previous year's inflation rate.
•Guatemala imposes a special tax of 18 cents in local currency (Ps.0.48 as of December 31, 2024) per liter of carbonated beverage.
•Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 21.07 colones (Ps.0.84 as of December 31, 2024) per 250 ml, and a special tax (which is a contribution to the National Institute of Rural Development) currently assessed at 7.208 colones (approximately Ps.0.28 as of December 31, 2024) per 250 ml.
•Nicaragua imposes a 15.0% tax on beverages, except for water and municipalities impose a 1.0% tax on our Nicaraguan gross sales.
•Panama imposes a 7.0% excise tax on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, and a 10.0% tax on syrups, powders, and concentrates used to produce sugary drinks. In addition, Panama imposes a 5.0% excise tax on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 ml, whether imported or locally produced. Beverages derived from dairy products, grains or cereals, nectars, fruit and vegetable juices with natural fruit concentrates are exempt from this tax.
•Argentina imposes an excise tax of 8.7% on carbonated beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and a 4.2% excise tax on sparkling water and flavored carbonated beverages with a fruit juice content of 10.0% or more, although this excise tax is not applicable to some of our products.
•Brazil levies a production consumption tax of about 2.6% and a sales tax of about 12.0% on net sales. Except for sales to wholesalers, these production and sales taxes apply only to the first sale, and we are responsible for collecting and collecting these taxes from each of our retailers. In the case of sales to wholesalers, they are entitled to recover sales tax and to collect this tax again for the resale of our products to retailers.
•Colombia. Colombian municipalities impose a sales tax ranging from 0.35% to 1.2% of net sales. On November 1, 2023, a new tax of 18 Colombian pesos (approximately Ps.0.08 as of December 31, 2024) was applied to beverages with 6 to 10 grams of added sugar per 100 ml, while beverages with more than 10 grams of added sugar per 100 ml were taxed at 35 Colombian pesos (approximately Ps.0.16 as of December 31, 2024). From January 1, 2024 to December 31, 2024, the excise tax increased to 28 Colombian pesos (approximately Ps.0.13 as of December 31, 2024) for beverages containing 6 to 10 grams of added sugar per 100 ml, and to 55 Colombian pesos (approximately Ps.0.25 as of December 31, 2024) for beverages with more than 10 grams of added sugar per 100 ml. From January 1, 2025 to December 31, 2025, the excise tax will be increased to 38 Colombian pesos (approximately Ps.0.18 to December 31, 2024) for beverages containing 5 to 9 grams of added sugar per 100 ml, and to 65 Colombian pesos (approximately Ps. 0.30 to December 31, 2024) for beverages with more than 9 grams of added sugar per 100 ml.
•Uruguay applies an excise tax of 19.0% on carbonated soft drinks, an excise tax of 12.0% on fruit juice-based beverages containing at least 10.0% natural fruit juice (or at least 5.0% natural fruit juice content in the case of lemons), and an 8.0% excise tax on sparkling water and still water.
25.3 Tax reforms
Mexico
Pursuant to the amendments to Mexican tax laws effective January 1, 2022, Mexican issuers are jointly and severally liable for taxes payable on gains arising from the sale or disposition of their shares or securities representing their shares, as ADSs, by majority shareholders who are not residents of Mexico and do not have a permanent establishment in Mexico for tax purposes. As it relates to other Mexican non-residents who do not have a permanent establishment in Mexico for tax purposes, Mexican issuers are also jointly and severally liable to the extent that such issuers fail to provide certain information regarding such sale or disposition to Mexican tax authorities. For the purposes of this rule, “majority shareholders” shall be understood as shareholders who are identified in the reports submitted by the Mexican issuer to the CNBV annually as (i) directors or officers who directly or indirectly own 1.0% or more of the Mexican issuer's share capital, (ii) shareholders who directly or indirectly own 5.0% or more of the Mexican issuer's share capital, or (iii) within the ten largest shareholders of the Mexican share capital of the Mexican issuer based on direct ownership of the shares of the share capital. Although in some cases the Mexican tax authorities have indicated that this reporting obligation would only apply to transfers of shares or securities representing shares that result in a change of control, there are no established criteria or general interpretations in this regard issued by the Mexican tax authorities. There is currently no obligation on the part of Mexican non-residents to report to Mexican issuers their sales or disposals of shares or securities representing shares, which limits our ability to comply with our reporting obligations to Mexican tax authorities. Therefore, the amount of a potential tax liability is uncertain and difficult to determine given the lack of mechanisms and procedures to obtain the required information, including the application of any available tax treaty, applicable to the trading of publicly traded securities by Mexican non-residents.
Colombia
In December 2022, a new tax reform was approved in Colombia, which began to be applied during 2023. The main changes are as follows:
•Introduction of an excise duty on beverages with added sugar based on the following timetable:
◦From November 1, 2023 to December 30, 2023, a tax of 18 Colombian pesos (approximately Ps.0.08 to December 31, 2023) was applied to beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 35 Colombian pesos (approximately Ps.0.16 to December 31, 2024) was applied to beverages with more than 10 grams of added sugar per 100 ml;
◦From January 1, 2024 to December 31, 2024, a tax of 28 Colombian pesos (approximately Ps.0.13 to December 31, 2024) was applied to beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 55 Colombian pesos (approximately Ps.0.25 to December 31, 2024) was applied to beverages with more than 10 grams of added sugar per 100 ml; and;
◦From January 1, 2025 to December 31, 2025, a tax of 38 Colombian pesos (approximately Ps.0.17 to December 31, 2024) will apply to beverages containing between 5 grams and 9 grams of added sugar per 100 ml and a tax of 65 Colombian pesos (approximately Ps.0.30 to December 31, 2024) will apply to beverages with more than 9 grams of added sugar per 100 ml;
•Introduction of a new tax on single-use plastics, with a rate of 0.00005 on one "Tax Value Unit" per gram of plastic. One Tax Value Unit is equivalent to 47,065 Colombian pesos (approximately Ps.271.08 as of December 31, 2024). This new tax is applicable to our products that are not considered part of the basic shopping basket (currently, two of Coca-Cola FEMSA's products fall into this category). However, this tax can be waived with a circular economy certification that will be issued in case recycled resin is incorporated into the packaging. In 2023, the Constitutional Court of Colombia issued a resolution (Resolution C-526/23) requiring that the producer of single-use plastics be responsible for the payment of this tax.
•Increase in the income tax rate as of January 1, 2023, from 20.0% to 35.0% on taxable income obtained from free zones within Colombia. This change will take effect on January 1, 2026 if a free zone company has a revenue increase of 60.0% in 2022 compared to 2019. However, The Constitutional Court of Colombia ruled that this law will not apply to entities that obtained its approval to be considered as a free zone company before December 13, 2022. Our Colombian subsidiary obtained such approval and was considered a free zone company prior to such date.
•Elimination of (i) the possibility of offsetting municipal sales taxes against income tax, and (ii) the "mega investment regime", which previously allowed a reduction in the nominal rate by 8%.
•Increase in the occasional income tax rate applicable to sales of fixed assets from 10.0% to 15.0%, and introduction of a stamp duty at a rate between 0.0% and 3.0%, on the sale price of real estate and other assets.
•Introduction of a minimum income tax rate of 15.0%, which must be calculated on the basis of adjusted financial profit or “adjusted income”. For entities that are required to calculate such minimum income tax, if such calculation results in a tax greater than 15.0%, such entity shall pay only the regular rate of income tax, and if the result is less than 15.0%, such entity shall pay an additional amount to reach the rate of 15.0%.
•The rules of the Effective Headquarters of Administration are expanded to consider day-to-day activities in Colombia instead of testing only the place where concrete and key decisions are made.
•The income tax rate corresponding to dividends or shares received by (i) foreign companies or other entities without a principal domicile in the country, (ii) natural persons without residence in Colombia and (iii) illiquid successions of deceased persons who were not residents in Colombia, is increased from 10% to 20%.
•The discount in income tax for investments made in research, technological development or innovation is increased from 25% to 30%, in each case of the value invested in such projects in the taxable period in which the investment was made.

In February 2025, the Colombian government issued a decree containing temporary tax measures applicable from February 22, 2025 to December 31, 2025. Such decree imposes a stamp tax rate of 1.0% for public and private documents exceeding 6,000 Tax Value Units (approximately Ps. 1,373,517.90 as of December 31, 2024) that are subscribed, modified or extended and are granted or accepted in Colombia, or grated abroad but executed with Colombian jurisdiction. Several exemptions are applicable under certain circumstances. If the Colombia government decides to implement such tax measures on a permanent basis, relevant tax regulations will have to be amended accordingly.
Costa Rica
Until December 31, 2022, the producer or importer was responsible for collecting value-added taxes on carbonated beverages from supply chain participants, with an effective value-added tax rate for carbonated beverages of 15.8%. On January 1, 2023, a new tax reform came into effects to reintroduce the standard debt and credit system for producers, wholesalers, and retailers with a tax rate of 13.0%. Accordingly, our Costa Rican subsidiary is no longer responsible for collecting such tax throughout the entire supply chain.
Brazil
In early 2017, Brazil's Supreme Federal Court ruled that value-added tax would not be used as a basis for calculating federal sales tax, resulting in a reduction of federal sales tax. Our Brazilian subsidiaries initiated legal proceedings to determine their ability to calculate federal sales tax without using value-added tax as a basis, in accordance with the Federal Supreme Court's ruling, and obtained a favorable resolution in 2019. Brazilian tax authorities appealed the decision and the Brazilian Federal Supreme Court denied the appeal in May 2021. Pursuant to the favorable 2019 resolution, the average federal sales taxes was 14.6% on net sales in 2023 and 2024.
In December 2022, the Brazilian government published new transfer pricing rules which became effective as of January 1, 2024, aiming to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development ("OECD"). In addition, during 2023, the Brazilian government issued regulations to establish the guidelines required to comply with the new transfer pricing rules. As of the date of this report, no further regulations has been issued.
In March 2023, the value-added tax rate in the state of Paraná increased from 16.0% to 18.0%. As of January 1, 2024, the value-added tax rate in the state of Rio Grande do Sul was 18.0%. In April 2024, the value added tax rate in the state of Goias increased from 17.0% to 19.0%. On January 1, 2024, the state of Minas Gerais began to apply an additional charge of 2.0% on sales as a contribution to a poverty eradication fund.
In December 2024, the Brazilian government published law #15.079, which established the Additional Social Contribution on Net Profit (“Additional CSLL”) and introduces the Qualified Minimum Domestic Complementary Tax (“QDMTT”) method, in alignment with the OECD's Pillar 2 initiative. This additional CSLL aims to guarantee a minimum taxation of 15.0% for large multinational groups and began applying in January 2025, with the first payment to be made in 2026.
In December 2023, the Brazilian government published an interim measure establishing the amount of tax credits subject to a final and unrepealable judicial decision, pursuant to which any credit exceeding 10 million Brazilian reais (approximately Ps 33.7 million as of December 31, 2024) can only be applied on a monthly basis up to 1/60 of the total value of the tax credit. The interim measure was signed into law in May 2024.
Effective January 1, 2024, subsidies provided by municipalities or states will be subject to income and social contribution taxes at the combined tax rate of 34.0% and will be subject to other applicable taxes at a combined tax rate of 9.25%. In addition, the Brazilian federal government will grant an income tax credit of 25.0% on the municipal or state subsidies, limited to the lesser of (i) the amount of 25.0% of the tax benefit itself and (ii) 25.0% of the depreciation of such assets applied to approved development or expansion projects that generated such subsidy, provided certain conditions are met. In April 2024, our Brazilian subsidiary had a favorable precautionary measure granted (“liminar”) by the Federal Court not to apply income and social contribution taxes on such subsidies.
In addition, in December 2023, the Brazilian government published a constitutional amendment enacting a comprehensive tax reform in Brazil that will replace the current indirect tax system with a new one, which will be implemented progressively starting January 1, 2026 until its full adoption in 2033. The municipal service tax, state value-added tax and federal sales tax will be replaced by a dual value-added tax (“Dual VAT”), composed of the federal "CBS" and the state/municipal "IBS". Dual VAT will apply to all tangible and intangible goods, rights and services, and will be calculated based on the amount charged at the place where the goods are consumed or the rights and services,are provided. This new tax system is a non-cumulative system, allowing tax credits from previous transactions. Initially, there will be a standard rate for all goods and services, with exceptions for certain sectors such as education, health, public transportation, food for human consumption and agricultural products, among others, which will be entitled to a tax reduction of 100.0%, 70.0%, or 40.0% of the tax rate. However, the federal, state, and municipal governments may determine the applicable fees by specific law. The final applicable rate where the goods are consumed or the services are provided shall be the sum of the rates determined by the municipality and state for the IBS and the federal government for the CBS. On December 17, 2024, the Federal Congress approved a law to enable the bases of the new regulation, which was approved by the President of the Republic with some vetoes on January 16, 2024. The vetoes will be analyzed by congressmen, who can accept or reject them. This approved bill also imposes a special tax (“Imposto Seletivo or IS”) on the production, extraction, marketing or import of sugary beverages, as well as other services or goods considered harmful to health and the environment, starting in 2028. This tax will be applied only once, will not generate a subsequent tax credit (as it is subject to the so-called single-phase system) and will be used as part of the taxable base of other taxes applied to the sales of such services and goods. The current special tax (IPI) will be reduced to zero, except for those products produced in the Manaus Free Trade Zone in order to maintain the competitiveness and development of said incentivized zone. In 2025, further regulation detailing the Dual VAT and selective tax rates will be issued. Additionally, the approved bill establishes five-year reviews of the combined rate of the Dual VAT. If the total exceeds 26.5%, the government must propose a reduction to congress.
Argentina
In June 2021 (with retroactive effect from January 2021), the Argentine government increased the income tax rate to 35.0% for 2021 onwards and imposed a tax rate of 7.0% on dividends paid to non-resident shareholders and resident individuals.
In December 2023, the Argentine government issued an executive decree (Decree 29/2023) that increased the Program for an Inclusive and Supportive Argentina ("PAIS") tax rate to 17.5%, applicable to the import of goods (excluding goods in the commercial basket, fuels, lubricants, and other goods related to power generation). This tax is applicable to foreign currency transactions carried out on or after December 13, 2023 and represents an additional cost for our operations in Argentina. This tariff is also applicable to cargo services and other services for the transport of imported or exported goods, or when such services are acquired in Argentina and provided by non-residents. In December 2024, the PAIS tax was not renewed by the Argentine government and thus terminated.
Chile
On October 24, 2024, Law No. 21,713 was published, which established rules to ensure compliance with tax obligations within the pact for economic growth, social progress and fiscal responsibility, reforming tax legislation in several aspects. The main modifications included:
•Modifications to the power of the Internal Revenue Service (“SII”) to assess the price or value assigned to the object of a sale or service, establishing a concept of “market value.” In addition, the concept of “legitimate business reason” is defined, considering that the appraisal power does not apply to the contributions of assets made in the context of a business group reorganization, provided that a series of copulative requirements are met and the operation has a legitimate business reason.
•Changes in the procedure and application of the General Anti-Avoidance Rule (“NGA”). An Executive Committee was created to evaluate the implementation of the NGA and to make recommendations to the director of the SII on its implementation.
•New rule to set an interest rate applicable to taxes paid after the deadline of 1.5% per month (18.0% per annum) that accrues on taxes paid after the applicable deadline. This penal interest accrues and is calculated for each day of delay.
•Creation of the figure of the “anonymous whistleblower” as a collaborator in the investigation of tax crimes. Individuals who voluntarily collaborate with investigations of facts constituting tax crimes, provided that they meet certain requirements, will be entitled to receive 10.0% of the fine applied as a result of their collaboration.
•Audit of business groups with effect for all the entities that make up such group. The SII may audit business groups, unifying all the entities that are part of it, with effects for the entire group.
•Change in the relationship rule to establish the control of entities under the Controlled Foreign Corporation, on the recognition of passive income abroad.
•Transitory tax amnesty to declare capital and income abroad, which establishes a single tax of 12.0%, for taxpayers domiciled or resident in Chile, established or incorporated in the country prior to January 1, 2023, with respect to assets and income that are abroad but which, when having been subject to taxes in Chile, had not been duly declared or taxed.

•Incorporation of digital platforms as VAT taxpayers, assimilating them to digital service providers and subjecting them to the simplified taxation regime.
•Modifications to the VAT applicable to imports. Movable tangible property located abroad acquired by a person who is not a VAT taxpayer in Chile is understood to be located in Chile.
Ecuador
Due to recent developments in Ecuador, the government decreed the payment of a temporary contribution for the years 2024 and 2025, equivalent to 3.25% of the income tax base for the fiscal year 2022. Similary, to finance the country's internal conflict, the government decreed an increase in the VAT from 12.0% to 15.0%. It was expected that, by the end of the fiscal year 2024, the rate of the Currency Exit Tax (ISD) would be reduced to 2.0%; however, the then current government eliminated this provision and there were increases that raised this tax to 3.5% and 5.0%. The profit attributable to new investments made during 2024 and 2023 can benefit from a 3.0% or 5.0% decrease in the calculation of income tax. Since 2024, a self-withholding regime (advance income tax) was established for large taxpayers where rates of between 1.25% and 2.25% of total sales were established for the pharmaceutical retail sector.
25.4 Taxation
The following summary contains a description of certain U.S. federal income and Mexican federal tax consequences of the purchase, ownership, and disposition of our units or American Depositary Shares (“ADS”) by an owner who is a citizen or resident of the United States, a U.S. domestic corporation, or a person or entity that will otherwise be subject to federal income tax based on net revenue with respect to units or ADSs. which we refer to as a U.S. holder, but is not intended to be a description of all possible tax considerations that may be relevant to a decision to purchase, hold, or dispose of the units or ADSs. In particular, this discussion does not address all Mexican or U.S. federal income tax considerations that may be relevant to a particular investor, nor does it address the special tax rules applicable to certain categories of investors, such as banks, intermediaries, merchants who choose market value, tax-exempt entities, insurance companies, certain short-term holders of units or ADSs, or investors who own the units or ADSs as part of a hedging, conversion, or integrated transaction, partnerships or partners therein, nonresident foreign individuals present in the United States for 183 days or more, or investors who have a “functional currency” other than the U.S. dollar. U.S. holders should be aware that the tax consequences of owning units or ADSs may be substantially different for the investors described in the previous sentence. This summary deals only with U.S. holders who will hold the units or ADSs as equity assets and does not address the tax treatment of a U.S. holder who owns or is treated as owning 10.0% or more of the shares by vote or security (including units) of our company.
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
Mexican Taxation
For purposes of this summary, the term “nonresident holder” means a holder who is not a resident of Mexico and who does not own the units or ADSs in connection with conducting a trade or business through a permanent establishment in Mexico. For the purposes of Mexican taxation, an individual is a resident of Mexico if he or she has established his or her home in Mexico, or if he or she has another household outside of Mexico, but his or her “center of vital interests” (as defined in the Federal Tax Code in Mexico) is located in Mexico. A person's “center of vital interests” is located in Mexico when, among other circumstances, more than 50.0% of that person's total income during a calendar year originates within Mexico. A legal entity is a resident of Mexico if it has its principal place of business or its place of effective administration in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless they can prove otherwise. If a legal entity or an individual is deemed to have a permanent establishment in Mexico for tax purposes, all income attributable to such permanent establishment will be subject to Mexican taxation, in accordance with applicable tax laws.
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
Other Mexican Taxes
There are no Mexican inheritance, gift or value-added taxes applicable to the ownership, transfer, exchange, or disposition of the ADSs or units, although free transfers of units may, in certain circumstances, cause a Mexican federal tax to be imposed on the recipient. There are no Mexican taxes or stamp, issuance, registration or similar duties that must be paid by the owners of the units.
25.6 BEPS Pillar II
The OECD has published the Pillar Two Rules to facilitate the domestic application of the global minimum tax of 15.0% in certain jurisdictions in which the Company operates. The legislation will become effective in most European jurisdictions where the Company has a presence beginning on January 1, 2025.
The Company is within the scope of the legislation enacted or substantially enacted in several jurisdictions and has conducted an assessment of the Company's potential exposure to Pillar Two income taxes for the financial year 2024.
The Company has applied the mandatory exception to recognizing and disclosing information about deferred tax assets and liabilities arising from Pillar Two income taxes. Furthermore, the Company has reviewed its corporate structure in light of the introduction of Pillar Two Rules in various jurisdictions. Since the Company's effective tax rate is well above 15.0% in all jurisdictions in which it operates, it has determined that it is not subject to Pillar Two “top-up” taxes. Therefore, the consolidated financial statements do not include information required by paragraphs 88A-88D of IAS 12.
The assessment of potential exposure to income taxes in the Pillar Two is based on the most recent tax returns, country-by-country reports and financial statements of the entities that are part of the Company. According to the assessment, effective Pillar Two tax rates in most jurisdictions where the Company operates are above 15.0%. The Company does not expect significant exposure to Pillar Two income taxes in those jurisdictions; however, the development and publication of such rules will be monitored.
The Mexican tax authority, as of December 31, 2024, has not issued local rules related to the tax treatment of the Pillar Two Rules.
25.7 Income tax rates
The income tax rates in the countries where the Company operates as of December 31, 2024, 2023 and 2022 were as follows:

	2024	2023	2022
Mexico	30.0%	30.0%	30.0%
Guatemala	25.0%	25.0%	25.0%
Costa Rica	30.0%	30.0%	30.0%
Panama	25.0%	25.0%	25.0%
Nicaragua	30.0%	30.0%	30.0%
Colombia	35.0%	35.0%	35.0%
Argentina	35.0%	35.0%	35.0%
Brazil	34.0%	34.0%	34.0%
Chile	27.0%	27.0%	27.0%
Peru	29.5%	29.5%	29.5%
Ecuador	25.0%	25.0%	25.0%
Uruguay	25.0%	25.0%	25.0%
United States	21.0%	21.0%	21.0%
Switzerland	18.6%	18.6%	18.6%
The management currently has no reason to believe that the tax rates will change in the foreseeable future.
25.8 Income Tax
The major components of income tax expense for the years ended December 31, 2024, 2023 and 2022 are:

	2024		2023		2022
Current tax expense	Ps.	24,552	Ps.	30,413	Ps.	17,007
Deferred tax expense (benefit):
Origination and reversal of temporary differences		553		247		(1,164)
Utilization (benefit) of tax losses, net		2,299		(3,198)		(389)
Change in the statutory rate		(15)		(172)		(102)
Total deferred tax expense (benefit)		2,837		(3,123)		(1,655)
Total income taxes	Ps.	27,389	Ps.	27,290	Ps.	15,352
Total income taxes attributable to continued operation	Ps.	25,433	Ps.	12,971	Ps.	13,275
Total income taxes attributable to discontinued operation		1,956		14,319		2,077
	Ps.	27,389	Ps.	27,290	Ps.	15,352
Recognized in Consolidated Statement of Other Comprehensive Income (“OCI”)

Income tax related to items charged or
recognized directly in OCI during the period:	2024		2023		2022
Unrealized gain (loss) on cash flow hedges	Ps.	801	Ps.	(355)	Ps.	(1,158)
Exchange differences on translation of foreign operations		(1,895)		(1,951)		(3,742)
Remeasurements of the net defined benefit liability		(399)		11		383
Share of the other comprehensive income of equity method accounted investees		—		3,108		1,129
Total income tax expense (benefit) recognized in OCI	Ps.	(1,493)	Ps.	813	Ps.	(3,388)

A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2024, 2023 and 2022 is as follows:

	2024	2023	2022
Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(2.2)%	(1.7)%	(5.4)%
Annual inflation tax adjustment	0.4%	0.2%	7.0%
Income tax at a rate other than Mexican statutory rates	1.3%	0.9%	2.8%
Non-deductible expenses	3.3%	2.1%	3.8%
Taxable (non-taxable) income	1.1%	(3.2)%	1.4%
Others	0.1%	0.1%	0.1%
Tax loss (recognition) write off (1) (2) (3)	3.4%	(3.3)%	(5.5)%
Adjustments for previous tax years	—%	—%	0.4%
Impairments	2.5%	—%	—%
Sale of investment of Heineken	—%	1.2%	—%
Consolidated Effective income tax rate	39.9%	26.3%	34.6%
Effective income tax rate from continued operations	37.1%	22.7%	33.0%
Effective income tax rate from discontinued operations	2.8%	3.6%	1.6%

(1)During 2022, Coca-Cola FEMSA recognized an amount of Ps.(2,194) as favorable effects on the deferred tax assets of its territories taking into account our expectation that those deferred tax assets will be recovered in the future.
(2)The majority related to tax loss generated in 2023 from a reorganization of the business at Health Division in Chile.
(3)In 2024, the majority related to non-recoverable tax losses from our Spin business.

Deferred Income Tax Related to:

	Consolidated Statement				Consolidated
	of Financial Position as of				Income Statements
	December 31, 2024		December 31, 2023		2024		2023		2022
Expected credit losses	Ps.	(818)	Ps.	(356)	Ps.	(635)	Ps.	(6)	Ps.	21
Inventories		4		(61)		83		(1)		99
Other current assets		175		317		63		92		(78)
Property, plant and equipment, net		(7,780)		(7,075)		(1,540)		275		(1,345)
Right of use Assets		613		(1,166)		79		194		(151)
Investments in equity method accounted investees		741		(51)		793		74		(58)
Other assets		872		315		(650)		(884)		36
Finite useful lived intangible assets		41		131		(8)		145		(139)
Indefinite lived intangible assets		2,932		1,499		822		(2,161)		402
Post-employment and other long-term employee benefits		(851)		(821)		(77)		(79)		(71)
Derivative financial instruments		(206)		(240)		(41)		(577)		(111)
Provisions		(2,112)		(4,602)		1,400		(1,006)		43
Employee profit sharing payable		(1,128)		(1,003)		100		(56)		(304)
Tax loss carryforwards		(9,467)		(13,137)		4,719		(3,198)		(389)
Tax credits to recover (1)		(70)		(797)		256		(73)		255
Cumulative other comprehensive income		(69)		(394)		375		—		(417)
Exchange differences on translation of foreign operations in OCI		—		2,000		—		—		—
Other liabilities		(3,299)		(1,785)		(1,655)		(45)		322
Lease liabilities		(3,119)		(446)		(1,777)		(255)		(272)
Liabilities of amortization of goodwill of business acquisition		5,322		7,445		(252)		—		—
Deferred income tax					Ps.	2,055	Ps.	(7,561)	Ps.	(2,157)
Deferred tax income net recorded in share of the profit of equity method accounted investees						—		1,601		567
Deferred income tax, net					Ps.	2,055	Ps.	(5,960)	Ps.	(1,590)
Deferred tax discontinued operations					Ps.	782	Ps.	2,838	Ps.	(65)
Deferred income taxes, net	Ps.	(18,219)	Ps.	(20,227)
Deferred tax asset before reclassification to assets held for sale		(27,632)		(29,639)
Deferred tax asset from assets held for sale		720		2,041
Deferred tax assets	Ps.	(26,912)	Ps.	(27,598)
Deferred tax liability before reclassification to assets held for sale		9,077		7,373
Deferred tax liability from assets held from sale		(384)		(2)
Deferred tax liabilities	Ps.	8,693	Ps.	7,371

(1)Corresponds to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years according to the Mexican Income Tax law.

Income tax related to Accumulated Other Comprehensive Income (“AOCI”)

Income tax related to items charged or
recognized directly in AOCI as of the year:	2024		2023
Unrealized gain on derivative financial instruments	Ps.	1,125	Ps.	324
Remeasurements of the net defined benefit liability		(620)		(221)
Exchange differences on translation of foreign operations		(67)		1,828
Gain on hedge of net investments in foreign operations		1,401		1,401
Total deferred tax loss related to AOCI	Ps.	1,839	Ps.	3,332
The changes in the balance of the net deferred income tax asset are as follows:

	2024		2023		2022
Balance at the beginning of the period	Ps.	(20,227)	Ps.	(20,067)	Ps.	(14,691)
Deferred tax provision for the period		2,055		(5,960)		(1,115)
Deferred tax income net recorded in share of the profit of equity method accounted investees		—		2		(694)
Acquisition of subsidiaries		—		1,871		—
Effects in equity:
Unrealized (gain) on cash flow hedges		801		(594)		(1,281)
Exchange differences on translation of foreign operations		18		1,002		(2,604)
Remeasurements of the net defined benefit liability		(399)		405		497
Retained earnings of equity method accounted investees		—		954		(334)
Restatement effect of the period and beginning balances associated with hyperinflationary economies		(803)		121		155
Related discontinued operations		336		2,039		—
Balance at the end of the period	Ps.	(18,219)	Ps.	(20,227)	Ps.	(20,067)
Tax Loss Carryforwards
The subsidiaries in Mexico, Colombia, Chile, Uruguay, Argentina and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which a deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	Tax Loss
Year	Carryforwards
2025	Ps.	1,875
2026		1,616
2027		1,634
2028		1,604
2029		1,491
2030		2,996
2031		3
2032		563
2033		46
2034 and thereafter		11,101
No expiration (Brazil and Colombia)		8,363
	Ps.	31,292
Considering all available evidence, including forecasts, business plans and strategic measures, as of December 31, 2024 and 2023 the Company has decided not to recognize a deferred income tax asset related to temporary differences not recognized in previous tax years. The amount of deferred income tax assets not recognized in previous tax years as of December 31, 2024 and 2023 were Ps. 2,500 and Ps 1,547, respectively.

As a result of the sale of Imbera and Torrey (Note 4.3.2), in December 31, 2024, the Company has decided not to recognize a deferred income tax asset related to the tax loss generated by the disposal of its businesses to Ps. 282. The recovery of this tax loss is dependent on the generation of future earnings arising from the sale of investments in shares; therefore, the Company does not consider this tax loss recoverable and has not recognized the corresponding deferred tax asset.
The Company recorded certain goodwill balances due to business acquisitions that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of net operating losses (NOLs) in Brazil which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2024, the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.
The changes in the balance of tax loss carryforwards are as follows:

	2024		2023
Balance at beginning of the period	Ps.	42,813	Ps.	31,323
Derecognized		(8,874)		(932)
Increase (1)		6,115		21,018
Usage of tax losses		(10,747)		(7,281)
Translation effect of beginning balances		1,985		(1,315)
Balance at end of the period	Ps.	31,292	Ps.	42,813

(1)The recognition of tax loss carryforwards from previous years is shown under the item of increase, together with the tax loss carryforwards generated in the same years
Taxes associated with the payment of dividends
There were no withholding taxes associated with the payment of dividends in 2024, 2023 or 2022 by the Company to its shareholders.
Undistributed profits
The Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. As of December 31, 2024, 2023 and 2022, the unrecognized deferred tax liabilities associated with investments in subsidiaries, associates and joint ventures aggregate to Ps. 31,261, Ps. 19,307 and Ps. 48,427, respectively; and, as of December 31, 2024, 2023 and 2022, the unrecognized deferred tax assets associated with investments in subsidiaries in discontinued operations aggregate to Ps. 1,472, Ps. 0 and Ps. 0, respectively.

Note 26. Other Liabilities, Provisions, Contingencies and Commitments
26.1 Other current liabilities.

	December 31, 2024		December 31, 2023
Short-term employee benefits	Ps.	14,228	Ps.	11,808
Accrued expenses		16,517		14,151
Other		1,625		813
Total	Ps.	32,370	Ps.	26,772
26.2 Other current financial liabilities

	December 31, 2024		December 31, 2023
Sundry creditors	Ps.	23,370	Ps.	18,540
Derivative financial instruments (see Note 21)		328		738
Other tax payable		13,380		11,106
Other		91		108
Total	Ps.	37,169	Ps.	30,492

26.3 Other non-current liabilities

	December 31, 2024		December 31, 2023
Tax payable	Ps.	1,190	Ps.	1,116
Debt with former shareholders		1,514		1,578
Other		695		1,923
Total	Ps.	3,399	Ps.	4,617
26.4 Other non-current financial liabilities

	December 31, 2024		December 31, 2023
Derivative financial instruments (see Note 21)	Ps.	4,625	Ps.	8,653
Security deposits		2,134		1,012
Total	Ps.	6,759	Ps.	9,665
26.5 Provisions
The Company has various loss contingencies and has recognized provisions for those legal proceedings it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the provisions as of December 31, 2024 and 2023:

	December 31, 2024		December 31, 2023
Indirect taxes	Ps.	1,277	Ps.	1,649
Labor		1,445		1,570
Legal		1,153		1,104
Total (1)	Ps.	3,875	Ps.	4,323

(1)As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits, including those related to business acquisitions. See Note 14.1.

26.6 Changes in the balance of provisions
26.6.1 Indirect taxes

	December 31, 2024		December 31, 2023		December 31, 2022
Balance at beginning of the period	Ps.	1,649	Ps.	1,976	Ps.	2,845
Penalties and other charges (see Note 20)		67		56		109
New contingencies (see Note 20)		19		475		249
Cancellation and expiration (see Note 20)		(42)		(9)		(738)
Payments		(312)		(587)		(473)
Effects of changes in foreign exchange rates		(104)		(110)		(16)
Discontinued operations		—		(152)		—
Balance at end of the period	Ps.	1,277	Ps.	1,649	Ps.	1,976

26.6.2 Labor

	December 31, 2024		December 31, 2023		December 31, 2022
Balance at beginning of the period	Ps.	1,570	Ps.	1,703	Ps.	1,807
Penalties and other charges (see Note 20)		71		64		81
New contingencies (see Note 20)		531		868		571
Contingencies added in the business combination		—		—		67
Cancellation and expiration (see Note 20)		(206)		(525)		(443)
Payments		(236)		(308)		(320)
Effects of changes in foreign exchange rates		(285)		(155)		(60)
Discontinued operations		—		(77)		—
Balance at end of the period	Ps.	1,445	Ps.	1,570	Ps.	1,703
26.6.3 Legal

	December 31, 2024		December 31, 2023		December 31, 2022
Balance at beginning of the period	Ps.	1,104	Ps.	1,006	Ps.	937
Penalties and other charges (see Note 20)		52		50		63
New contingencies (see Note 20)		52		423		141
Contingencies added in the business combination		—		—		158
Cancellation and expiration (see Note 20)		(105)		(122)		(146)
Payments		(9)		(68)		(110)
Effects of changes in foreign exchange rates		59		(84)		(37)
Discontinued operations		—		(101)		—
Balance at end of the period	Ps.	1,153	Ps.	1,104	Ps.	1,006
While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.
26.7 Unsettled lawsuits
The Company has entered into several proceedings with its labor unions, tax authorities, and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have arisen in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were assessed by the Company as less than probable but more than remote, and the estimated amount including uncertain tax position as of December 31, 2024 is Ps. 170,658, however, the Company believes that the ultimate resolution of such proceedings will not have a material effect on its consolidated financial position or result of operations.
Included in this amount Coca-Cola FEMSA has tax disputes, most of which are related to its Brazilian and Mexican operations, with loss expectations assessed by management and supported by the analysis of legal counsel considered as possible. The main possible tax contingencies of Brazilian and Mexican operations amount to approximately Ps. 110,752. This refers to various tax disputes related primarily to: (i) Ps. 10,454 of credits for ICMS (“VAT”); (ii) Ps. 37,219 related to tax credits of “IPI” (Tax on Industrial Products by its Portuguese acronym) over raw materials acquired from Free Trade Zone Manaus; (iii) claims of Ps. 30,115 related to compensation of federal taxes not approved by Tax authorities; (iv) Ps. 12,263 related to questions about the amortization of goodwill generated in acquisition operations; (v) Ps. 2,621 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003; (vi) Ps. 706 related to the exclusion of ICMS (“VAT”) from the PIS/COFINS taxable basis and (vii) Ps. 17,374 regarding disputes on tax deductions of ongoing business. Coca-Cola FEMSA is defending its position in these matters and final decision is pending in court.
In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where these subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.
26.8 Collateralized contingencies
As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 15,700, Ps. 13,692 and Ps. 13,728 as of December 31, 2024, 2023 and 2022, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Also, as disclosed in Note 9.2, there is some restricted cash in Brazil that relates to short terms deposits in order to fulfill the collateral requirements for accounts payable.
26.9 Commitments
The Company has signed commitments for the purchase of property, plant and equipment of Ps. 9,166, Ps. Ps. 3,394 and Ps. 2,588 as of December 31, 2024, 2023, and 2022 respectively.

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

a)By Business Unit:

2024	Coca-Cola FEMSA		Proximity Americas Division		Proximity Europe Division		Health Division		Fuel Division		Discontinued operations		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	279,793	Ps.	307,197	Ps.	49,755	Ps.	79,755	Ps.	65,365	Ps.	—	Ps.	20,209	Ps.	(20,489)	Ps.	781,585
Intercompany revenue		10,193		3,430		—		—		176		—		6,690		(20,489)		—
Cost of goods sold		151,057		170,204		28,411		55,714		57,430		—		15,904		(18,648)		460,072
Gross profit		128,736		136,993		21,344		24,041		7,935		—		4,305		(1,841)		321,513
Administrative expenses		13,678		8,642		3,793		4,348		343		—		9,278		(997)		39,085
Selling expenses		74,423		98,653		15,748		16,144		4,792		—		4,993		(2,787)		211,966
Income before income taxes and share of the profit of equity method accounted investees		36,011		18,987		1,116		(1,049)		1,218		—		10,265		(1)		66,547
Consolidated net income from continued operations		24,549		15,915		791		(1,644)		930		—		(419)		(1)		40,121
Consolidated net income from discontinued operations		—		—		—		—		—		115		—		—		115
Depreciation and amortization (2)		13,659		15,591		5,046		3,668		1,293		—		176		(123)		39,310
Non-cash items other than depreciation and amortization		2,405		975		161		635		44		—		1,396		—		5,616
Investments in equity method accounted investees		10,233		827		—		1		—		—		17,636		—		28,697
Total assets		307,986		240,312		45,411		73,240		25,320		14,395		259,902		(115,030)		851,536
Total liabilities		157,445		182,428		42,373		57,768		19,528		6,952		114,832		(110,921)		470,405
Investments in fixed assets (3)		29,553		16,239		2,270		1,835		398		—		3,200		(2,426)		51,069

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets. The disposals of property, plant and equipment are for Ps. 150.

2023	Coca-Cola FEMSA		Proximity Americas Division		Proximity Europe Division		Health Division		Fuel Division		Discontinued operations		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	245,088	Ps.	278,520	Ps.	43,552	Ps.	75,358	Ps.	58,499	Ps.	—	Ps.	29,652	Ps.	(27,977)	Ps.	702,692
Intercompany revenue		8,448		1,735		—		3		349		—		17,442		(27,977)		—
Cost of goods sold		134,228		161,458		24,930		52,859		51,155		—		24,228		(25,673)		423,185
Gross profit		110,860		117,062		18,622		22,499		7,344		—		5,424		(2,304)		279,507
Administrative expenses		12,820		6,514		3,231		2,788		299		—		7,654		(999)		32,307
Selling expenses		63,278		84,543		14,371		16,404		4,548		—		7,304		(1,716)		188,732
Income before income taxes and share of the profit of equity method accounted investees		28,792		16,060		388		(166)		699		—		26,479		(14,436)		57,816
Consolidated net income from continued operations		20,226		13,767		412		3,753		329		—		20,558		(14,606)		44,439
Consolidated net income from discontinued operations		—		—		—		—		—		32,238		—		—		32,238
Depreciation and amortization (2)		10,531		12,937		4,700		3,447		1,137		—		2,646		(1,381)		34,017
Non-cash items other than depreciation and amortization		1,707		509		148		1,296		13		—		(328)		2		3,347
Investments in equity method accounted investees		9,246		1,690		—		1		19		—		15,291		—		26,247
Total assets		273,512		176,836		39,833		64,888		25,124		25,819		294,247		(94,403)		805,856
Total liabilities		139,808		149,131		37,876		48,357		20,267		11,569		111,692		(91,213)		427,487
Investments in fixed assets (3)		21,396		13,387		1,654		1,750		186		—		1,659		(1,421)		38,611

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets. The disposals of property, plant and equipment are for Ps. 400.

2022	Coca-Cola FEMSA		Proximity Americas Division		Proximity Europe Division		Health Division		Fuel Division		Discontinued operations		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	226,740	Ps.	233,958	Ps.	9,809	Ps.	74,800	Ps.	51,813	Ps.	—	Ps.	21,280	Ps.	(21,392)	Ps.	597,008
Intercompany revenue		6,489		74		—		—		311		—		14,518		(21,392)		—
Cost of goods sold		126,440		136,372		5,210		52,817		45,253		—		7,005		(17,607)		355,490
Gross profit		100,300		97,586		4,599		21,983		6,560		—		14,275		(3,785)		241,518
Administrative expenses		11,263		6,066		1,294		2,918		227		—		7,023		(714)		28,077
Selling expenses		57,718		67,842		3,112		15,139		4,084		—		2,740		(1,490)		149,145
Income before income taxes and share of the profit of equity method accounted investees		25,787		17,198		218		1,659		1,543		—		4,985		(4,894)		46,496
Consolidated net income from continued operations		19,626		14,129		(84)		1,059		1,137		—		2,347		(4,894)		33,320
Consolidated net income from discontinued operations		—		—		—		—		—		1,423		—		—		1,423
Depreciation and amortization (2)		10,425		11,571		826		3,291		1,062		—		719		(575)		27,319
Non-cash items other than depreciation and amortization		1,738		511		6		394		59		—		272		68		3,048
Investments in equity method accounted investees (4)		8,452		2,650		—		1		19		—		92,547		—		103,669
Total assets		277,995		143,877		38,759		60,960		24,102		179,277		162,788		(88,943)		798,815
Total liabilities		146,119		119,991		36,647		47,798		19,574		45,094		134,742		(88,951)		461,014
Investments in fixed assets (3)		19,665		9,931		544		2,868		157		—		2,213		(968)		34,410

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets. The disposals of property, plant and equipment are for Ps. 308.
(4)Includes Company's investment in Heineken for an amount of Ps. 92,282.

b)By Geographic Area:
The Company aggregates geographic areas to report geographical information: (i) Mexico and Central America (comprising the following countries: Mexico, Guatemala, Nicaragua, Costa Rica and Panama), (ii) the United States, (iii) South America (comprising the following countries: Brazil, Argentina, Colombia, Chile, Ecuador, Peru and Uruguay) and (iv) Europe (comprised of Valora). For further information related to aggregated geographic areas see Note 28.2 Disaggregation of revenue.
Geographic disclosure for the Company’s non-current assets is as follow:

	2024		2023
Mexico and Central America (1)	Ps.	325,771	Ps.	290,172
United States (2)(5)		26,567		15,068
South America (3)		122,915		114,051
Europe (4)		33,972		30,406
Consolidated	Ps.	509,225	Ps.	449,697

(1)Domestic (Mexico only) non-current assets were Ps. 306,649 and Ps. 295,770, as of December 31, 2024 and December 31, 2023, respectively.
(2)In 2023 the Company finalized the merger of Envoy Solutions, LLC into Brady Plus, keeping an economic interest of 37% in IFS TopCo. See Note 10.
(3)South America non-current assets includes Brazil, Argentina, Colombia, Chile, Uruguay and Ecuador. Brazilian non-current assets were Ps. 64,208 and Ps. 61,223, as of December 31, 2024 and December 31, 2023, respectively. Colombia’s non-current assets were Ps. 20,185 and Ps. 13,479, as of December 31, 2024 and December 31, 2023, respectively. Argentina’s non-current assets were Ps. 5,746 and Ps. 2,898, as of December 31, 2024 and December 31, 2023, respectively. Chile’s non-current assets were Ps.24,384 and Ps. 30,885, as of December 31, 2024 and December 31, 2023, respectively. Peru's non-current assets were Ps. 1,455 as of December 31, 2024. Uruguay’s non-current assets were Ps. 2,345 and Ps. 2,070, as of December 31, 2024 and December 31, 2023, respectively. Ecuador’s non-current assets were Ps. 4,592 and Ps. 3,496 as of December 31, 2024 and December 31, 2023, respectively.
(4)During 2023 the Company sold its investment in Heineken Group. See Note 4.
(5)During 2024 the Company completed the acquisition of Delek US Holdings, Inc. See Note 4.1.2

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

		Coca-Cola FEMSA					Proximity Americas Division						Proximity Europe Division						Health Division						Fuel Division						Other						Total
	2024		2023		2022		2024		2023		2022		2024		2023		2022		2024		2023(4)		2022		2024		2023		2022		2024		2023(5)		2022		2024		2023		2022
By geographic areas:
Mexico and Central America (1)	Ps.	166,996	Ps.	149,362	Ps.	131,002	Ps.	294,341	Ps.	272,456	Ps.	229,331	Ps.	—	Ps.	—	Ps.	—	Ps.	12,441	Ps.	11,922	Ps.	11,442	Ps.	65,365	Ps.	58,499	Ps.	51,813	Ps.	20,209	Ps.	29,652	Ps.	21,280	Ps.	559,352	Ps.	521,891	Ps.	444,868
United States (2)		—		—		—		3,729		15		17		—		—		—		—		—		—		—		—		—		—		—		—		3,729		15		17
South America (3)		112,797		95,726		95,738		9,127		6,049		4,610		—		—		—		67,314		63,436		63,358		—		—		—		—		—		—		189,238		165,211		163,706
Europe		—		—		—		—		—		—		49,755		43,552		9,809		—		—		—		—		—		—		—		—		—		49,755		43,552		9,809
Total revenues		279,793		245,088		226,740		307,197		278,520		233,958		49,755		43,552		9,809		79,755		75,358		74,800		65,365		58,499		51,813		20,209		29,652		21,280		802,074		730,669		618,400
Consolidation adjustments		10,193		8,448		6,489		3,430		1,735		74		—		—		—		—		3		—		176		349		311		6,690		17,442		14,518		20,489		27,977		21,392
Consolidated revenues		269,600		236,640		220,251		303,767		276,785		233,884		49,755		43,552		9,809		79,755		75,355		74,800		65,189		58,150		51,502		13,519		12,210		6,762		781,585		702,692		597,008
By products and/or services
Products sold at a point-in time	Ps.	279,793	Ps.	245,088	Ps.	226,740	Ps.	307,197	Ps.	278,520	Ps.	233,958	Ps.	49,755	Ps.	43,552	Ps.	9,809	Ps.	79,755	Ps.	75,358	Ps.	74,800	Ps.	64,975	Ps.	57,616	Ps.	51,697	Ps.	20,209	Ps.	29,652	Ps.	21,280	Ps.	801,684	Ps.	729,786	Ps.	618,284
Services revenues over time		—		—		—		—		—		—		—		—		—		—		—		—		390		883		116		—		—		—		390		883		116
Consolidation adjustments		10,193		8,448		6,489		3,430		1,735		74		—		—		—		—		3		—		176		349		311		6,690		17,442		14,518		20,489		27,977		21,392
Consolidated revenues		269,600		236,640		220,251		303,767		276,785		233,884		49,755		43,552		9,809		79,755		75,355		74,800		65,189		58,150		51,502		13,519		12,210		6,762		781,585		702,692		597,008

(1)Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps.503,207, Ps. 456,709 and Ps. 418,807 during the years ended December 31, 2024, December 31, 2023 and 2022, respectively.

(2)In 2023 the Company finalized the merger of Envoy Solutions, LLC into Brady Plus, keeping an economic interest of 37% in IFS TopCo. The revenues from this business unit were reclassified to discontinued operations for the years ended December 31, 2024, December 31, 2023 and 2022.

(3)South America includes Brazil, Argentina, Colombia, Chile, Uruguay and Ecuador. South America revenues include Brazilian revenues of Ps. $81,857, Ps. 53,573 and Ps. 70,737 during the years ended December 31, 2024, December 31, 2023 and 2022, respectively. South America revenues include Colombia’s revenues of Ps. 54,776, Ps. 57,432 and Ps. 45,733 during the years ended December 31, 2024, December 31, 2023 and 2022, respectively. South America revenues include Argentina’s revenues of Ps. 10,990, Ps. 6,673 and Ps. 11,034 during the years ended December 31, 2024, December 31, 2023 and 2022, respectively. South America revenues include Chile’s revenues of Ps. 34,259, Ps.35,437 and Ps. 35,423 during the years ended December 31, 2024, December 31, 2023 and 2022, respectively. South America revenues include Uruguay’s revenues of Ps. 5,818, Ps. 4,415 and Ps. 3,886 during the years ended December 31, 2024, December 31, 2023 and 2022, respectively. South America revenues include Ecuador’s revenue of Ps. 9,454, Ps. 8,986 and Ps. 9,791 during the years ended in December 31, 2024, December 31, 2023 and 2022, respectively.
(4)In 2024 the Company reclassified Ecuador revenues from Central America to South America for an amount of Ps.8,986 and Ps. 9,770 for the years ended in December 31, 2023 and 2022, respectively.
(5)In 2024 the Company reclassified revenues from corporate services in the Holding company for an amount of Ps. 27,223 for the years ended in December 31, 2023.

28.3    Contract balances
As of December 31, 2024 and 2023, no significant cost was incurred to obtain or perform on a contract that might be capitalized as contract assets. No significant contacts have been entered into for which the Company has not performed all the obligations as well as additional costs associate with them.
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
ISSB Inaugural Global Sustainability Disclosure Standards

In June 2023, The International Sustainability Standards Board (ISSB) has issued its inaugural standards—IFRS S1 and IFRS S2 —ushering in a new era of sustainability-related disclosures in capital markets worldwide. The Standards will help to improve trust and confidence in company disclosures about sustainability to inform investment decisions. The Company is currently in the process of adoption of such standards.

IFRS 18 – Presentation and Disclosure in Financial Statements

IFRS 18, Presentation and Disclosure in Financial Statements replaces IAS 1 “Presentation of Financial Statements” with the objective of improving comparability and transparency of communication in financial statements. IFRS 18 introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined performance measures and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements (“PFS”).

IFRS 18 requires an entity to classify all income and expenses within its statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations, being the first three categories new in the statement of profit or loss. These five categories are complemented by the requirement to present subtotals and totals for operating profit or loss, profit or loss before financing and income taxes and profit or loss.

IFRS 18 introduces the concept of a management-defined performance measure (“MPM”) and defines it as a subtotal of income and expenses that an entity uses in public communications outside financial statements, to communicate management's view of an aspect of the financial performance of the entity as a whole to users. In addition, IFRS 18 requires entities to disclose information about all its MPMs in a single note to the financial statements and lists several disclosures to be made, including how the measure is calculated and how it provides useful information.

Since the purpose of the PFS is to provide a useful structured summary, IFRS 18 requires to aggregate material items on the face of the PFS, and then need to disaggregate them in the notes. Also, IFRS 18 includes guidance on determining meaningful descriptions, or labels, for items that are aggregated in the financial statements, and it requires disclosure of further information regarding items labelled as “other”.

IFRS 18 is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. However, IFRS 18 will apply retrospectively, comparative periods in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period.

The Company is in the process of analyzing the new requirements and evaluating the potential impacts to identify and collect the necessary information to comply with the requirements of this new standard.

Note 30. Subsequent Events

On January 3, 2025, the Company successfully completed the divestiture of its plastic solutions operations previously announced on October 28, 2024, to AMMI, a leading diversified corporation focused on the production of non-genetically modified organism (“GMO”) corn and sustainable plastic packaging, an affiliate of Milenio Capital. The transaction amount was Ps. 3,165 million, on a cash-free, debt, free basis.

In line with FEMSA Forward strategy, on February 15, 2024, the Company shared FEMSA’s capital allocation framework and plans as approved by the Board of Directors. These plans are an integral part of, and fully consistent with, the FEMSA Forward strategy presented in February of 2023. On February 27, 2025, the Board of Directors has approved to submit to the 2025 Annual Shareholders Meeting the following proposals:

•Increase the ordinary dividends per unit by 4.2% compared to 2024, in line with Mexican inflation, or Ps. 3.8190 per FEMSAUB unit and Ps. 4.5826 per FEMSAUBD unit (Ps. 45.826 per ADS), to be paid in four quarterly installments beginning in April of 2025;
•Pay an additional extraordinary dividend of Ps. 8.4240 per FEMSAUB unit and Ps. 10.1084 per FEMSAUBD unit (Ps. 101.084 per ADS), over and above the approved ordinary dividends, to be disbursed in four quarterly installments on the same dates as the ordinary dividends; and
•Allocate to share repurchases an amount representing approximately 2.9% of FEMSA’s current market capitalization.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders, the Supervisory Board, and the Executive Board of Heineken N.V.
Opinion on the Financial Statements
We have audited the consolidated income statement of Heineken N.V. and subsidiaries (the "Company") for the period ended December 31, 2022, the related consolidated statements of other comprehensive income, cash flows, and changes in equity for the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements") (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the results of the Company’s operations and its cash flows for the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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