Form 20-F
period 2025-12-31
MEXICAN ECONOMIC DEVELOPMENT INC
filed 2026-04-24
CIK 1061736

Table of Contents
As filed with the Securities and Exchange Commission on April 24, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025
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

2,015,185,015
BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value. The BD Units represent a total of 2,015,185,015 Series B Shares, 4,030,370,030 Series D-B Shares and 4,030,370,030 Series D-L Shares.

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

Table of Contents

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

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.                     ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).     ☐

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

“IFRS” refers to International Financial Reporting Standards (Accounting Standards), as issued by the International Accounting Standards Board, unless otherwise stated.

“U.S.” or “United States” refers to United States of America; “U.S. dollars,” “US$,” “dollars” or “$” refer to the lawful currency of the U.S.; “Mexican pesos,” “pesos” or “Ps.” refer to the lawful currency of Mexico; and “Euros” or “€” refer to the lawful currency of the European Economic and Monetary Union (the “Euro Zone”).

Currency Translations and Estimates

This annual report contains translations of certain Mexican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, such U.S. dollar amounts have been translated from Mexican pesos at an exchange rate of Ps. 18.0057 to US$ 1.00, the noon buying rate for Mexican pesos on December 31, 2025, as published by the U.S. Federal Reserve Board in its H.10 Weekly Release of Foreign Exchange Rates. On April 17, 2026, this exchange rate was Ps. 17.2380 to US$1.00.

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
Sources

Certain information contained in this annual report has been computed based upon statistics prepared by the local entities such as INEGI and agencies in each country where we operate, the Federal Reserve Bank of New York, the U.S. Federal Reserve Board, Banco de México, the Comisión Nacional Bancaria y de Valores (Mexican National Banking and Securities Commission or “CNBV”) and upon our estimates.

Forward-Looking Information

This annual report contains words such as “believe,” “expect,” “anticipate” and similar expressions that identify forward-looking statements. Use of these words reflects our views about future events and financial performance. Actual results could differ materially from those projected in these forward-looking statements as a result of various factors that may be beyond our control including, but not limited to, effects on our company from changes in our relationship with or among our affiliated companies, fluctuation in the prices of raw materials, effects on our company’s points of sale performances from changes in economic conditions, changes or interruptions in our information technology systems, effects on our company from changes to our various suppliers’ business and demands, competition, significant developments in the countries where we operate, our ability to successfully complete or integrate mergers and acquisitions, including those we have completed in recent years and any current or future strategic projects (including the divestment of certain of our subsidiaries), our ability to fund our capital expenditures, international economic, social, political or environmental conditions, health epidemics, pandemics and similar outbreaks including future outbreak of diseases and their effect on customer behavior and on economic, political, social and other conditions globally, and in the countries where we have operations, as well as other facts described in “Item 3. Key Information—Risk Factors.” Accordingly, we caution readers not to place undue reliance on these forward-looking statements, which involve inherent risks and uncertainties. See “Item 3. Risk Factors.” In any event, these statements speak only as of their respective dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

ITEMS 1-2. NOT APPLICABLE

ITEM 3. KEY INFORMATION

The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the consolidated financial statements, including the notes thereto appearing elsewhere in this annual report. The selected financial information as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 is derived from the consolidated statements of financial position, consolidated income statements and other comprehensive income, included in the consolidated financial statements appearing elsewhere in this Annual Report. See “Item 5. Operating and Financial Review Prospectus.”
This annual report includes (under Item 18) our audited consolidated statements of financial position as of December 31, 2025 and 2024, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2025, 2024 and 2023. Our audited consolidated financial statements are prepared in accordance with IFRS.
This annual report presents financial information for 2025, 2024 and 2023 in nominal terms in Mexican pesos, taking into account local inflation of any hyperinflationary economic environment pursuant to IFRS. Our non-Mexican subsidiaries maintain their accounting records in their local currency and in accordance with accounting principles generally accepted in the country where they are located. For presentation in our consolidated financial statements, we adjust these accounting records into IFRS and report in Mexican pesos under these standards.
In the case of Argentina, the economy meets the criteria under IFRS to be treated as a hyperinflationary economy based on various economic factors, including that Argentina’s cumulative inflation over the three-year period prior to December 31, 2025 exceeded 100%, according to available indexes in the country. We recognized inflationary effects of our Argentine operations in our financial information. Our functional currency in Argentina was converted to Mexican pesos for the periods ended December 31, 2025, 2024 and 2023 using the exchange rates at the end of such periods. See Note 3.4 to our audited consolidated financial statements.
In February 2023, we discontinued the use of the equity method of accounting for Heineken N.V. and Heineken Holding N.V. (collectively, "Heineken"), and, in accordance with IFRS 5, Heineken’s operations were classified as discontinued operations for all years presented in the consolidated financial information included in this report. In May 2025, as part of our FEMSA Forward strategy, we completed the sale of our remaining equity stake in Heineken. See “Item 4. Information on the Company—Corporate History.”
In October 2023, as part of our FEMSA Forward strategy, we merged Envoy Solutions, LLC (“Envoy Solutions”) with IFS Topco, LLC (“Brady”) and obtained an ownership stake of 37.08% in the combined entity, currently doing business as BradyPLUS. On March 12, 2026, we closed the BradyPLUS and Imperial Dade all-equity merger. FEMSA remains invested in the combined entity with approximately 18.75% ownership and representation on its board of managers. See “Item 4. Information on the Company—Corporate History.” We account for our interest in BradyPLUS using the equity method. For periods prior to October 2023, in accordance with IFRS 5, Envoy Solutions’ operations are classified as discontinued operations. See Note 4.3 to our audited consolidated financial statements.
In November 2024, as part of our FEMSA Forward strategy, we divested our refrigeration and foodservice equipment business, and, in January 2025, we divested our plastic solutions operations. See “Item 4. Information on the Company—Recent Developments.” In July 2025, we completed the divestment of certain of our logistics operations doing business as Solistica. See “Item 4. Information on the Company—Recent Developments.” Additionally, our less-than-truckload operations in Brazil were held for sale until January 1, 2025, at which point it was reclassified as continuing operations. In accordance with IFRS 5, these operations (other than our less-than-truckload operations in Brazil since January 1, 2025) were classified as discontinued operations for all years presented in the consolidated financial information included in this report. See Note 4.3 to our audited consolidated financial statements.
Except when specifically indicated, information in this annual report is presented as of December 31, 2025 and does not give effect to any transaction, financial or otherwise, subsequent to that date.
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
The table below sets forth the nominal amount of dividends declared per share in Mexican pesos and translated into U.S. dollars, and their respective payment dates for the 2023 to 2025 fiscal years. All dividends were rounded up to the nearest whole number of ordinary shares.

	Fiscal Year	Aggregate
	with Respect to	Amount
	which Dividend	of Dividend		Per Series B Share		Per Series B Share	Per Series D Share		Per Series D Share
Date Dividend Paid	was Declared	Declared		Dividend		Dividend(1)	Dividend		Dividend(1)

May 8, 2023 and November 7, 2023	2022	Ps.	12,246,519,120	Ps.	0.6107	$0.0347	Ps.	0.7634	$0.0433
May 8, 2023				Ps.	0.3054	$0.0172	Ps.	0.3817	$0.0215
November 7, 2023				Ps.	0.3054	$0.0175	Ps.	0.3817	$0.0218

April 18, 2024, July 18, 2024, October 17, 2024 and January 16, 2025	2023	Ps.	24,990,902,326 (2)	Ps.	1.2463	$0.0669	Ps.	1.5578	$0.0836
April 18, 2024				Ps.	0.3116	$0.0183	Ps.	0.3895	$0.0228
July 18, 2024				Ps.	0.3116	$0.0173	Ps.	0.3895	$0.0217
October 17, 2024				Ps.	0.3116	$0.0161	Ps.	0.3895	$0.0201
January 16, 2025				Ps.	0.3116	$0.0152	Ps.	0.3895	$0.0190

April 25, 2025, July 18, 2025, October 17, 2025 and January 16, 2026	2024	Ps.	47,501,042,093 (3)	Ps.	2.4486	$0.13177	Ps.	3.0606	$0.163
April 25, 2025				Ps.	0.61215	$0.03125	Ps.	0.76515	$0.0433
July 18, 2025				Ps.	0.61215	$0.03262	Ps.	0.76515	$0.04077
October 17, 2025				Ps.	0.61215	$0.03326	Ps.	0.76515	$0.04157
January 16, 2026				Ps.	0.61215	$0.03464	Ps.	0.76515	$0.0374

(1)Translations to U.S. dollars are based on the exchange rates on the dates the payments were made.
(2)Includes ordinary and extraordinary dividends. The total paid dividend reflecting the outstanding shares amounted to Ps. 14,404,167,269 of ordinary dividends and Ps. 10,090,865,110 of extraordinary dividends, reflecting the impact of share repurchases made throughout the year. See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers.” As of December 31, 2024, 511,006,615 shares were held in treasury, corresponding to 102,201,323 FEMSA UBD units.

(3)Includes ordinary and extraordinary dividends. The total dividend paid amounted to Ps. 14,728,723,836 million of ordinary dividends and Ps. 32,488,894,791 of extraordinary dividends, reflecting the impact of share repurchases made throughout the year. See “Item 16.E. Purchases of Equity Securities by the Issuer and Affiliates Purchasers.” As of December 31, 2025, 186,180,060 shares were held in our treasury, corresponding to 37,236,012 FEMSA UBD units.

On March 27, 2026, at our annual ordinary general shareholders meeting ("AGM") for 2026, our shareholders approved a cash dividend to be paid in four installments on April 23, 2026, July 16, 2026, October 15, 2026 and January 14, 2027, each consisting of Ps. 0.1980 per each Series B Share outstanding on the corresponding payment date and Ps. 0.2475 per each Series D Share outstanding on the corresponding payment date, corresponding to Ps. 0.9900 per each FEMSA “B” unit outstanding on the corresponding payment date and Ps. 1.1880 per each FEMSA “BD” unit outstanding on the corresponding payment date. Additionally, at such AGM on March 27, 2026, our shareholders approved an extraordinary cash dividend to be paid in four installments on April 23, 2026, July 16, 2026, October 15, 2026 and January 14, 2027, each consisting of Ps. 0.335825 per each Series B Share outstanding on the corresponding payment date and Ps. 0.419775 per each Series D Share outstanding on the corresponding payment date, corresponding to Ps. 1.679125 per each FEMSA “B” unit outstanding on the corresponding payment date and Ps. 2.014925 per each FEMSA “BD” unit outstanding on the corresponding payment date.

Annually, during each AGM, our shareholders approve our audited consolidated financial statements, together with a report by the Board of Directors, for the previous fiscal year at the AGM. Once the holders of Series B Shares have approved the audited consolidated financial statements, they determine the allocation of our net profits for the preceding year. Mexican law requires the allocation of at least 5% of net profits to a legal reserve, which is not subsequently available for distribution, until the amount of the legal reserve equals 20% of our paid in capital stock. As of the date of this annual report, the legal reserve of our company is fully constituted. Thereafter, the holders of Series B

Shares may determine and allocate a certain percentage of net profits to any general or special reserve, including allocations for open-market purchases of our shares. On March 27, 2026, at the AGM, our shareholders approved an amount of Ps. 34,000 million that may only be used for share repurchases. The remainder of net profits is available for distribution in the form of dividends to our shareholders. Dividends may only be paid if net profits are enough to offset losses from prior fiscal years.

Our bylaws provide that dividends will be allocated among the outstanding and fully paid shares at the time a dividend is declared in such manner that each Series D Share receives 125% of the dividend distributed in respect of each Series B Share. Holders of Series D Shares are entitled to this dividend premium in connection with all dividends paid by us. See “Item 10. Additional Information—Bylaws—Dividend Rights.”
Subject to certain exceptions contained in the deposit agreement dated May 11, 2007, as amended, among FEMSA, The Bank of New York Mellon, as ADS depositary and holders and beneficial owners from time to time of our ADSs, evidenced by American Depositary Receipts (“ADRs”), any dividends distributed to holders of our ADSs will be paid to the ADS depositary in Mexican pesos and will be converted by the ADS depositary into U.S. dollars based on the conversion rate as of the date of payment, net of any applicable fees. As a result, restrictions on the conversion of Mexican pesos into foreign currencies may affect the ability of holders of our ADSs to receive U.S. dollars, and exchange rate fluctuations may affect the U.S. dollar amount received by holders of our ADSs. See “Item 10. Additional Information—Taxation—Mexican Taxation” for a description of taxation related to dividends.
Risk Factors

Risks Related to Our Company
Coca-Cola FEMSA’s business depends on its relationship with The Coca-Cola Company, and changes in this relationship may adversely affect Coca-Cola FEMSA’s business, financial condition and results of operations.
Substantially all of Coca-Cola FEMSA, S.A.B. de C.V.’s (“Coca-Cola FEMSA”) sales are derived from sales of beverages that are sold under trademarks owned by The Coca-Cola Company, which we refer to as "Coca-Cola trademark beverages." Coca-Cola FEMSA produces, markets, sells and distributes Coca-Cola trademark beverages through standard bottler agreements in the territories where it operates, which we refer to as “Coca-Cola FEMSA’s territories.” Coca-Cola FEMSA is required to purchase concentrate for all Coca-Cola trademark beverages from affiliates of The Coca-Cola Company (“TCCC”), which price may be determined from time to time by TCCC in all such territories. Coca-Cola FEMSA is also required to purchase sweeteners and other raw materials only from companies authorized by TCCC. Increases in the cost, disruption of supply or shortage of ingredients for concentrate could have an adverse effect on Coca-Cola FEMSA’s business. See “Item 4. Information on the Company—Coca-Cola FEMSA—Coca-Cola FEMSA’s Territories.”
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
Proximity Americas Division increased the number of OXXO stores at a compound annual growth rate of 5.8% from 2023 to 2025. The growth in the number of OXXO stores has driven growth in total revenue and results of operations at Proximity Americas Division over the same period. As the overall number of stores increases, percentage growth in the number of OXXO stores is likely to slow. In addition, as small-format store penetration in Mexico grows, the number of viable new store locations may decrease, and new store locations may be less favorable in terms of same-store sales, average ticket, and store traffic. As a result, our future results and financial condition may not be consistent with prior periods and may be characterized by lower growth rates in terms of total revenue and results of operations. We cannot assure that the revenues and cash flow of Proximity Americas Division that come from future retail stores will be comparable with those generated by existing retail stores. See “Item 4. Information on the Company—Proximity Americas Division —Store Locations.”
The Health Division’s sales and performance may be affected by a material change in institutional sale trends and payment by governmental entities in some of the markets where it has operations, as well as by contractual conditions with its suppliers.
In some of the markets where we have operations, the sales of the Health Division are highly dependent on institutional sales, as well as traditional, open-market sales. The institutional market involves public and private health care providers, and the performance of the Health Division could be affected by its ability to maintain and grow its client base. We and our institutional clients also depend on payments from governmental entities, which may be subject to changes in governmental policies and other constraints. We can not assure that said changes may adversely impact our business, financial condition and results of operations.
Additionally, the Health Division acquires the majority of its inventory and healthcare products from a limited number of suppliers. Its ability to maintain favorable conditions in its current commercial agreements could potentially affect the Health Division’s operating and financial performance.
The performance of the Fuel Division and our gas station operations in the U.S. may be affected by changes in commercial terms with suppliers, or disruptions to the industry supply chain, and the nature of such operations exposes the Fuel Division and our gas station operations in the U.S., and the communities in which we operate, to a range of health, safety, security and environmental risk.
The Fuel Division mainly purchases gasoline and diesel for its operations in Mexico. The fuel market in Mexico has experienced structural changes that could gradually decrease the number of suppliers. In the event of global changes in the industry, commercial terms could deteriorate in the future, adversely impacting the financial performance of the Fuel Division and that of our gas station operations in the U.S.
The nature of the operations of the Fuel Division and of our gas station operations in the U.S. creates exposure to certain risks, particularly at fuel stations. These risks include equipment failure, work accidents, fires, explosions, vapor emissions, spills and leaks at its facilities, service stations or other sites. These types of hazards and accidents may cause personal injuries or the loss of life, business interruptions and damage or contamination to the environment and to our property, equipment or reputation. Further, we may be subject to litigation, compensation claims, governmental fines or penalties or other liabilities or losses in relation to such incidents and accidents and may incur significant costs as a result. Such incidents and accidents may also affect our reputation or our brands, leading to a decline in sales of our products and services, and may adversely impact our business, financial condition and results of operations.
Our business expansion strategy may not be successful and may lead to decreased profit margins.

In recent periods, we have divested certain lines of business and entered new markets and new lines of business through the acquisition of other businesses, and we continue to seek investment opportunities in our core businesses, including as part of our FEMSA Forward strategy, which we announced on February 2023 to focus on our core business units of retail, Coca-Cola FEMSA and Spin. See “Item 4. Information on the Company—Corporate History.” These new businesses or investments may not result in the same growth rates that we have historically experienced, may experience long lead times before returns on our investment materialize or may be less profitable than our more established businesses.

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

Our long-term growth strategy includes expanding our store network organically, entering new geographic regions, and pursuing selective acquisitions and partnerships. These initiatives involve investments in capital, management resources, and operational capabilities, and may not generate the expected returns. Expansion into new markets may expose us to unfamiliar consumer preferences, competitive dynamics, and regulatory environments, which could limit our ability to replicate the success of our existing operations. In addition, newly opened stores or acquired operations may take longer than expected to reach targeted sales or profitability levels, and we may incur higher operating costs during the ramp-up period.

Furthermore, acquisitions and partnerships involve risks related to integration, execution, and the realization of anticipated synergies. If we are unable to successfully integrate acquired businesses, achieve the expected operational efficiencies, or adapt our value proposition to local market conditions, our expansion efforts may not deliver the anticipated profitability. As a result, these initiatives could put pressure on operating margins and returns on invested capital.

An erosion of our business reputation could have a material adverse effect on our brand, our ability to secure new resources and our business, financial condition, and results of operations.
Our reputation, trademarks and other proprietary rights are important to our competitive position. Coca-Cola FEMSA, OXXO and Spin, in particular, benefit from well-recognized brands. If we are unsuccessful in protecting our intellectual property rights, or if another party prevails in litigation claiming any rights thereto, the value of the brands could be diminished, causing customer confusion and materially adversely impacting our business and financial results. Failure to maintain product safety and quality could materially adversely affect our brand image and reputation and lead to potential product liability claims, governmental agency investigations and damages claims.
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
Our businesses rely heavily on advanced IT systems to effectively manage our data, communications, connectivity and other business processes. We invest aggressively in IT to maximize its value generation potential. The development of IT systems, hardware and software needs to keep pace with the businesses’ growth due to the high speed at which the divisions add new services and products to their commercial offerings. If these systems become obsolete or if the planning for future IT investments is inadequate, our businesses could be adversely affected, so we constantly strive to improve and protect our IT systems with advanced security measures.

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
We have adopted comprehensive policies and procedures related to our information security and privacy controls that assess compliance on these matters, including the sufficiency of the controls and procedures related to cybersecurity disclosure, through our Chief Information Security Officer, who advises the Audit Committee and Board of Directors on these matters.
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
We make investments in technologies, cyber insurance and training of our personnel. We also maintain an information security program that is presented to and supervised by the Audit Committee and by the Information Security Committee on a quarterly basis. As part of this information security program based on a risk approach, we have a cybersecurity framework, internal policies and cross-functional surveillance. Despite of our investments, our efforts to protect our IT systems, and the focus on risk management programs, we cannot assure that our systems will not be compromised or interrupted, or that increasing threats will not surpass our existing security measures. We may be subject to unexpected security breaches, and there is no assurance that the measures we implement will be sufficient to prevent such breaches.
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

Our distributors, partners and suppliers have privacy and security controls and policies over personal data that differ in scope and complexity from our policies, procedures and practices, and we may also experience secondary contractual, regulatory, financial and reputational harm as a result of improper disclosure of personal data. Unauthorized access to or improper disclosure of personal data in violation of privacy and data protection laws could harm our reputation, cause loss of consumer confidence, subject us to regulatory enforcement actions (including penalties, fines and investigations), and result in private litigation against us, which could result in loss of revenue, increased costs, liability for monetary damages and/or fines, all of which could negatively affect our business and operating results. New and increased laws and regulations in this area, including self-regulation and industry standards, increased enforcement activity, and changes in interpretation of laws and regulations, could increase our cost of compliance and operation or otherwise harm our business.

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
Consumers’ increased concerns and changing attitudes about solid waste management and environmental responsibility and the related publicity could result in the adoption of such legislation or regulations. If these types of requirements are adopted and implemented on a large scale in any of our territories, they could affect our costs or require changes in our distribution model and packaging, which could reduce net operating revenues and profitability. For example, certain legislative and regulatory reforms have been enacted in some of the territories where Coca-Cola FEMSA operates, including in Colombia, to restrict the sale of single-use plastics and similar legislation or regulations may be proposed or enacted in the future, which may affect Coca-Cola FEMSA’s use of non-refillable and refillable containers. See “Item 4. Information on the Company—Regulatory Matters.”
Energy regulatory changes, in addition to other global events, such as the outbreak or escalation of military hostilities, may impact fuel prices and therefore adversely affect our business. The Fuel Division and our gas station operations in the U.S. mainly sell gasoline and diesel through owned or leased retail service stations. See "Item 3. Risk Factors—Global economic conditions have and may continue to cause an increase in the prices of raw materials, supply chain disruptions or shortages of raw materials and thus increase our cost of goods sold, therefore adversely affecting our business, financial conditions and results of operations." As of the date of this report, the prices of gasoline and diesel are regulated in Mexico by the National Energy Commission (Comisión Nacional de Energía, or “CNE”). See “Item 4. Information on the Company—Regulatory Matters—Energy Regulations.” Additionally, recent changes in energy regulations and regulatory agencies in Mexico may have an impact on the process for obtaining permits required for the expansion of the Fuel Division.

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

Price controls or voluntary price restraints in the countries where we operate may limit our ability to set prices for our products and could adversely affect our business, financial condition, and results of operations.

We operate in multiple territories and are subject to complex regulatory frameworks with increased enforcement activities with respect to anti-corruption, anti-bribery, anti-money laundering, water, environment, energy, labor, criminal, taxation, health and antitrust. In addition, on February 20, 2025, the U.S. government designated certain international cartels and transnational criminal organizations as Foreign Terrorist Organizations (“FTOs”), several of which are known to be present in jurisdictions where we have operations. These designations expand the tools available for U.S. authorities to prosecute members of FTOs or individuals or entities alleged to have provided them “material support” and increase the risk of potential criminal and civil liability against such entities or individuals. We maintain a Global Integrity Compliance Program that is supervised by our senior management, and employ a Legal Compliance Officer in each of our business units. Reports on such compliance program are presented to the Audit Committee of our Board of Directors on an annual basis. Despite our internal governance and compliance processes, including due diligence processes of third parties, we may be subject to breaches by our employees, contractors or other agents of our code of ethics, anti-corruption and anti-money laundering policies, other internal policies, or applicable laws or regulations, including instances of fraudulent behavior, corrupt practices, improper payments and dishonesty by any of them. In particular, the activities of criminal organizations, including international cartels and transnational criminal organizations, present in territories in which we operate have resulted in, and in the future may result in, impacts on our business, financial condition and results of operations, including through sustained interruption of our business, decreased revenues and higher expenses. In the past, we have decided to temporarily close stores in certain territories as a precautionary measure to ensure the safety of our employees, and we could also be required to do so in the future or to cease operations in certain territories. This could cause us to experience material income losses, increase in safety-related and insurance expenses, loss of product and revenue, or health and safety risks to our employees. See "Item 4. Information on the Company—Proximity Americas Division—Store Locations."

While we cooperate with law enforcement authorities in these territories, and despite government efforts to combat public corruption, these efforts may not be sufficient to prevent or avoid local, state and federal authorities and our employees being subject to corrupt practices or threats of violence which could lead to potential disruptions of our operations. We also cannot foreclose the possibility of criminal organizations affecting our operations by attempting to control the sale, distribution, and pricing of certain goods.

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

Certain taxes could adversely affect our business, financial condition and results of operations.
The countries where we operate may adopt new tax laws or modify existing tax laws to increase taxes applicable to our business or products. Our products are subject to certain taxes in many of the countries where we operate. See “Item 4. Information on the Company—Regulatory Matters—Tax Reforms.” The imposition of new taxes, increases in existing taxes or changes in the interpretation of tax laws and regulation by tax authorities may have a material adverse effect on our business, financial condition and results of operations.

Changes in consumer preferences, as well as public concern about health-related and environmental issues, could reduce demand for some of Coca-Cola FEMSA’s products.
The beverage industry is evolving as a result of changing consumer preferences. If Coca-Cola FEMSA is unable to successfully introduce new products, digitize its operations or adapt to the rapidly changing retail landscape, including the rise of digital commerce, demand for its products may decrease and its overall financial results could be negatively affected.
Further, public concern over health-related issues has affected the beverage industry. Governmental authorities in some of the countries where Coca-Cola FEMSA operates have adopted various related plans and actions in recent years, including increases in tax rates and new taxes on the sale of certain beverages, as well as restrictions on using certain ingredients and additives in Coca-Cola FEMSA's beverages and packaging, and on the advertising, labeling and sale of some of its products. Moreover, researchers, health advocates and dietary guidelines encourage consumers to reduce their consumption of certain types of beverages sweetened with sugar, artificial sweeteners, High Fructose Corn Syrup (“HFCS”) and genetically modified foods, which may adversely affect Coca-Cola FEMSA's business.

In addition, concerns over the actual or perceived environmental impact of plastic may reduce the consumption of Coca-Cola FEMSA's products sold in plastic bottles or result in additional taxes that could adversely affect consumer demand. Increasing public concern about these issues, new or increased taxes, other regulatory measures, Coca-Cola FEMSA's failure to meet consumer preferences, changes in consumption patterns, including as a result of the effects or perceived effects of the use of weight-loss drugs, could reduce demand for some of its products, which would adversely affect Coca-Cola FEMSA's business, financial condition and results of operations. See “Item 4. Information on the Company—Coca-Cola FEMSA—Business Strategy.”

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
Our sales volumes and revenues may be affected by economic conditions in the various countries where we operate. The prices for our raw materials are driven by market prices and local availability, the imposition of import duties and restrictions and fluctuations in exchange rates. Following a period of inflationary pressure on global markets, global economic growth was steady, though moderate, from 2023 through 2025, with varying degrees of recovery across different regions. Inflation has led to further increases in the costs of labor, raw materials, utilities and services that we use to produce our products and provide services, which would adversely affect our business if we are not able to pass on the increased costs to our customers or successfully implement mitigating actions.
The effects of inflation impact each of our businesses differently. For example, in addition to water, Coca-Cola FEMSA’s most significant raw materials are concentrate, which Coca-Cola FEMSA acquires from affiliates of TCCC, sweeteners, and packaging materials. Prices for Coca-Cola trademark beverages concentrate are determined with TCCC. Coca-Cola FEMSA is also required to meet all of its supply needs (including sweeteners and packaging materials) from suppliers approved by TCCC. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global supply of virgin and recycled PET resin. Crude oil prices and related market dynamics have a cyclical behavior and are determined with reference to the U.S. dollar; therefore, high currency volatility and inflation may affect the average price for virgin and recycled PET resin in local currencies. Coca-Cola FEMSA cannot anticipate whether the U.S. dollar will appreciate or depreciate with respect to such local currencies in the future, and we cannot assure you that Coca-Cola FEMSA will be successful in mitigating any such fluctuations through derivative instruments or otherwise. See “Item 4. Information on the Company—Coca-Cola FEMSA—Raw Materials.”

For Proximity Americas Division and Proximity Europe Division, price variations of raw materials and supply chain disruptions caused by inflation may increase the cost of the goods sold.
Instability in the global trade landscape could affect our financial results and operations. The U.S. administration has implemented certain policies, including the imposition of increased tariffs at various levels on imports from several countries, including Mexico, Canada and China, which may lead to economic slowdown, supply chain constraints, currency volatility and additional inflation, further increasing our operational costs and potentially affecting demand for our products. The imposition of new import tariffs and similar actions by the U.S., as well as retaliatory tariffs by Mexico or other countries, could have a general impact on geopolitical conditions and, in turn, negatively affect our business, financial condition and results of operations.
In addition, geopolitical conflicts, including the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, as well as the ongoing military conflict in the Middle East involving the U.S., Israel and Iran, have resulted, and could continue to result, in volatile commodity markets, supply chain disruptions and greater risk of cyber incidents across the world. Volatility in commodity markets and supply chain disruptions have increased and may continue to increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations.
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
Coca-Cola FEMSA obtains the vast majority of the water used in its production from municipal utility companies and pursuant to concessions to use wells, which are generally granted based on studies of the existing and projected groundwater supply. Coca-Cola FEMSA’s existing water concessions or contracts to obtain water may be terminated by governmental authorities under certain circumstances and their renewal depends on several factors, including having paid all fees in full, having complied with applicable laws and obligations and receiving approval for renewal from local and/or federal water authorities. Climate change is causing a rise in temperatures in diverse territories and, as a result, is exacerbating water scarcity, droughts and flooding. This may cause a further deterioration of water quality in affected regions, which in turn could limit water availability for our bottling operations. In some of Coca-Cola FEMSA’s territories, its existing water supply may not be sufficient to meet its future production needs, and the available water supply may be adversely affected by shortages or changes in governmental regulations and environmental changes.
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
An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where we have operations, which may be caused by increased demand, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase our operating costs and negatively impact our business and results of operations. Changes in government regulations in the countries where we have operations, including amendments related to transmission, sanctions, distribution, and other costs, could lead to a substantial increase in our electricity cost. See “Item 4. Information on the Company—Regulatory Matters.” The price of fuel has also increased in recent periods not only as a result of inflation and increases in energy demand, but also as a result of the conflict in Ukraine and Russia and subsequent economic sanctions imposed on Russia, particularly in Europe, as well as a result of the conflict in the Middle East involving the U.S., Israel and Iran. Further, military actions globally have affected fuel supply chains and increased the price of fuel. These and related events could adversely affect our costs and results of operations as a result of a reduction in output of petroleum, voluntary or otherwise, by oil-producing countries, sustained damage to oil-producing infrastructure, or prolonged interruptions to fuel supply chains. Moreover, a further escalation in international hostilities or instability in the region could have a destabilizing effect on global energy markets, which may impact us in the future. See "Item 3. Risk Factors—The performance of the Fuel Division and our gas station operations in the U.S. may be affected by changes in commercial terms with suppliers, or disruptions to the industry supply chain, and the nature of such operations exposes the Fuel Division and our gas station operations in the U.S., and the communities in which we operate, to a range of health, safety, security and environmental risk."
Coca-Cola FEMSA’s operations deploy large fleets of trucks and other motor vehicles to distribute and deliver beverage products to its business partners and customers. In addition, Coca-Cola FEMSA uses a significant amount of electricity, natural gas and other energy sources to operate its bottling plants and distribution facilities. An increase in the price, disruption of supply or shortage of fuel and other energy sources in the countries where Coca-Cola FEMSA operates, which may be caused by increased demand, trade embargoes, natural disasters, power outages or government regulations, taxes, policies or programs, including programs designed to reduce greenhouse gas emissions to address climate change, could increase our operating costs and negatively impact Coca-Cola FEMSA’s business and results of operations.
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
There is increasing concern that a gradual rise of global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe and an increase in the frequency and severity of natural disasters. Decreased agricultural productivity in certain regions of the world as a result of changing weather patterns may limit the availability or increase the cost of key agricultural commodities, such as sugarcane, corn and sugar beets, which are important sources of ingredients for Coca-Cola FEMSA’s products. Increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment. Increased energy or compliance costs and expenses due to increased legal or regulatory requirements may cause disruptions in, or an increase in the costs associated with, the manufacturing and distribution of Coca-Cola FEMSA’s beverage products. Initiatives to address climate change may be aimed at discouraging the use of traditional fuels, which could materially impact the Fuel Division’s business, financial conditions, and results of operations.
We expect increasing levels of regulation, disclosure-related and otherwise, with respect to environmental, social and governance (“ESG”) matters in Mexico and other countries where we have operations. On June 26, 2023, the IFRS Foundation’s International Sustainability Standards Board (“ISSB”) issued two sustainability standards, IFRS S1 and IFRS S2, requiring entities to disclose information about risks and opportunities related to sustainability and climate, respectively. In Mexico, the CNBV proposed significant modifications to domestic ESG-related regulations, particularly through amendments to the Disposiciones de Carácter General Aplicables a las Emisoras de Valores y a Otros Participantes del Mercado de Valores, known as the Circular Única De Emisoras (“CUE”) now requires issuers to prepare a sustainability report in accordance with such ISSB standards. The CUE amendments became effective on January 29, 2025 and provide a phase-in period requiring issuers to adopt IFRS S1 and IFRS S2 starting with their 2026 filings for fiscal year 2025. While external auditor assurance will not be required for reports filed in 2026 for fiscal year 2025, limited external auditor assurance will be required for filings made in 2027 for fiscal year 2026, and reasonable external auditor assurance will be required for filings made in 2028 for fiscal year 2027.
Compliance with these new rules, or similar rules or requirements imposed in other countries where we operate, may require us to incur significant additional costs to comply, including the implementation of significant additional internal controls, processes and procedures regarding matters that have not been subject to in the past, and impose increased oversight obligations on our management and Board of Directors. We may also be subject to overlapping and potentially conflicting ESG disclosure requirements in multiple jurisdictions. Our ability to comply with ESG regulations may be affected by factors outside our control, including access to water supply and fluctuations in the cost and availability of raw materials. Additionally, many of our suppliers, business partners and others in our value chain may be subject to similar expectations, which may increase or create additional risks, including risks that may not be known to us. For these reasons, increased levels of ESG disclosure requirements could increase our operating costs and negatively impact our business and results of operations.
If Coca-Cola FEMSA fails to achieve its sustainability targets due to restrictions to access or short supply of energy from clean or renewable sources, technology or market conditions, or geopolitical developments, or if Coca-Cola FEMSA improperly reports on its progress toward achieving its emission reduction targets, or if Coca-Cola FEMSA or The Coca-Cola Company, as a partner in certain of these efforts, discontinue their sustainability initiatives to reduce the carbon footprint, the resulting negative publicity could adversely affect Coca-Cola FEMSA's business.
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
The management of one of our subsidiaries identified a material weakness in its information technology general controls (“ITGCs”) over financial accounting.
Coca-Cola FEMSA’s management has identified a material weakness related to ineffective ITGCs over systems that support its financial accounting. Due to such material weakness, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2025. Despite such identified material weakness, no material errors were identified in our consolidated financial statements as of that date. For further details, please refer to “Item 15. Disclosure Controls and Procedures—(b) Annual Report of Management on Internal Control over Financial Reporting.”
Risks Related to Mexico and the Other Countries Where We Have Operations
Adverse economic conditions in Mexico may adversely affect our financial position and results of operation.
We are a Mexican corporation, and our Mexican operations are our single most important geographic territory. For the year ended December 31, 2025, 64% of our consolidated total revenues were attributable to Mexico. During 2025 and 2024, Mexican gross domestic product or GDP increased by approximately 0.7% and 1.3%, respectively, on an annualized basis compared to the previous year as published by the INEGI. We cannot assure that such conditions will be maintained or continue to increase in the future or will not have a material effect on our business, results of operations and financial condition going forward. The Mexican economy continues to be heavily influenced by the U.S. economy, and therefore, deterioration in economic conditions in, or delays in the recovery of, the U.S. economy may hinder any recovery. In the past, Mexico has experienced both prolonged periods of weak economic conditions and deterioration in economic conditions that have had a negative impact on our results.
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
In addition, an increase in interest rates in Mexico would increase the cost of our debt and would cause an adverse effect on our financial position and results of operation. Mexican peso-denominated debt (including currency hedges) represented 53.4% of our total debt as of December 31, 2025. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Geopolitical conditions could negatively impact our financial results.
Financial uncertainties in our major markets and unstable geopolitical conditions or events in certain markets, including civil unrest, acts of war, terrorism or governmental changes could undermine global consumer confidence and reduce consumers’ purchasing power, thereby reducing demand for our products. Geopolitical conflicts, including the escalation of ongoing conflicts, such as the ongoing military conflict involving Russia and Ukraine and the resulting economic sanctions imposed on Russia and certain Russian citizens and enterprises, as well as other ongoing military conflicts globally, could also cause volatility in commodity markets and significant disruptions in supply chains across the world, which may increase the cost of some of our raw materials and therefore have an adverse effect on our business, financial condition and results of operations. Our presence in Europe through Valora A.G. ("Valora") positions FEMSA in closer proximity to the conflict in Russia and Ukraine and thus our European operations may be more significantly affected. Volatility in other regions in which we have operations may also impact our financial results and operations. There can be no assurance that future developments in emerging market countries and in the U.S., over which we have no control, will not have a material adverse effect on our financial condition and results.
Foreign exchange rate volatility of the Mexican peso and of our other local currencies could adversely affect our financial position and results of operation.
Foreign exchange rate volatility of the Mexican peso and of our other local currencies increases the cost of a portion of the raw materials we acquire, the price of which is paid in or determined with reference to U.S. dollars, and of our debt obligations denominated in U.S. dollars, and thereby negatively affects our financial position and results of operation. A severe devaluation or depreciation of the Mexican peso, which is our main operating currency, may result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert Mexican pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our U.S. dollar-denominated debt or obligations in other currencies. The Mexican peso is a free-floating currency and, as such, it experiences exchange rate fluctuations relative to the U.S. dollar over time. As of December 31, 2025, the Mexican peso appreciated relative to the U.S. dollar by approximately 13.7% compared to 2024. As of December 31, 2024, the Mexican peso depreciated relative to the U.S. dollar by approximately 23.4% and appreciated 13.3% in 2023, compared to the prior year. Through April 17, 2026, the Mexican peso has appreciated by approximately 4.3% since December 31, 2025. While the Mexican government does not currently restrict, and since 1982 has not restricted, the right or ability of Mexican or foreign persons or entities to convert Mexican pesos into U.S. dollars or to transfer other currencies out of Mexico, the Mexican government could impose restrictive exchange rate policies in the future, as it has done in the past. Currency fluctuations may have an adverse effect on our financial position, results of operation and cash flows in future periods.
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
The devaluation of the local currencies against the U.S. dollar can increase the operating costs for Coca-Cola FEMSA and other business units of FEMSA, and variations of the local currencies or the U.S. dollar can negatively affect the translation of Coca-Cola FEMSA’s and FEMSA’s results into Mexican pesos. Future currency devaluation or the imposition of exchange controls in Mexico or any of the countries in which we have operations would have an adverse effect on our financial position and results of operation.
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

On June 2, 2024, the presidential, state and local elections were held in Mexico, which were some of the largest elections in Mexico’s history given the number of elected being contested. Effective October 1, 2024, Claudia Sheinbaum won the presidential election and replaced Andres Manuel Lopez Obrador, both from the Morena political party, as President of Mexico for a six-year term. As of the date of this annual report, the Morena political party, together with its allied political parties, holds an absolute majority in the Chamber of Deputies, the Mexican equivalent of the House of Representatives, and a simple majority in the Senate, as well as a strong influence in numerous local legislatures.
Constitutional, legal and regulatory reforms in Mexico, particularly those affecting the judicial branch, regulatory frameworks and public and judicial entities, such as the constitutional reform of the judicial system in 2024, and the election reform currently being pursued by the Mexican administration, could introduce significant changes or uncertainties in the market that may impact our operations. Such reforms may affect our ability to conduct business, seek judicial review, alter regulatory compliance requirements, or create additional costs or operational risks, particularly in sectors subject to government oversight. We cannot provide any assurances that political developments in Mexico, such as changes in laws, public policy or regulations, judicial reforms, regulatory reforms, political disagreements or civil disturbances, over which we have no control, will not have an adverse effect on our business, results of operations and financial condition.
Furthermore, national presidential, state government and/or legislative elections took place in 2025 or are scheduled to take place in 2026 in several of the countries where we operate, including Argentina, Brazil, Costa Rica, Colombia, Mexico, Peru, Uruguay and the United States. These countries are or may be facing changes of government, which could introduce potential risks associated with shifts in political leadership and changes in public policies. Uncertainty surrounding the new administration’s agenda, regulatory reforms, and economic policies could impact our operations and financial performance.
Mexico has experienced periods of increasing criminal activity and particularly homicide rates, primarily due to organized crime. This poses a risk to our business and might negatively impact business continuity. An increase in crime rates could negatively affect our sales and customer traffic, increase our security expenses, affect our hours of operation and result in higher turnover of personnel or damage to the perception of our brands. Furthermore, this could adversely impact our business and financial results because consumer habits and patterns adjust to the increased perceived and real security risks, as people refrain from going out as much and gradually shift some on-premises consumption to off-premises consumption of food and beverages on certain occasions. Certain of our operations involve the transportation, storage and distribution of goods and materials. In certain regions, public security conditions may give rise to risks such as theft, vandalism or disruptions to logistics. While we maintain security measures and insurance coverage, such risks could result in operational delays, increased costs or losses, which may adversely affect our business, financial condition or results of operations. Further, actions by the Mexican government targeting organized crime have previously resulted in increased criminal activity in certain areas of Mexico, which has led to widespread retaliatory violence, road closures and, in some cases, temporary closures or damage to one or more of our points of sale.
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
There can be no assurance as to whether and to what extent new laws or regulations will be adopted, or the effect that any such measures or any others adopted by the U.S. administration and other governments will have on our operations.
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
The Mexican economy and currency and the market value of securities issued by Mexican issuers may be, to varying degrees, affected by economic and market conditions in other emerging market countries and in the U.S. In particular, economic conditions in Mexico have historically been correlated with economic conditions in the U.S. partially as a result of the U.S.-Mexico-Canada Agreement (“USMCA”), which came into force on July 1, 2020. A renegotiation of the USMCA, which is expected to occur by the mandatory review deadline of July 2026, if not sooner, an early withdrawal from the USMCA by any of the countries party to the agreement, or other related events, could have an adverse effect on the Mexican economy. Any adverse event affecting the relationship between any of the countries where we have operations and the U.S., including changes or the termination of any free trade agreement, may have a significant adverse effect on the economy of such countries.
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
As of April 1, 2026 the voting trust owned 40.6370% of our capital stock and 76.2768% of our capital stock with full voting rights, consisting of Series B Shares. Consequently, the voting trust has the power to elect a majority of the members of our board of directors and to play a significant or controlling role in the outcome of substantially all matters to be decided by our Board of Directors or our shareholders. The interests of the voting trust may differ from those of our other shareholders. See “Item 7. Major Shareholders and Related-Party Transactions” and “Item 10. Additional Information— Bylaws—Voting Rights and Certain Minority Rights.”
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
Under applicable Mexican law, if we issue new shares for cash as a part of a capital increase, other than in connection with a public offering of newly issued shares or treasury stock, we are generally required to grant our shareholders the right to purchase enough shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. By law, we may not allow holders of our shares or ADSs who are in the U.S. to exercise any preemptive rights in any future capital increases unless (1) we file a registration statement with the SEC with respect to that future issuance of shares or (2) the offering qualifies for an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC, as well as the benefits of preemptive rights to holders of our shares in the form of ADSs in the U.S. and any other factors that we consider important in determining whether to file a registration statement.
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
We are a holding company. Accordingly, our cash flow is principally derived from dividends, interest and other distributions made to us by our subsidiaries. Currently, our subsidiaries do not have contractual obligations that require them to pay dividends to us. In addition, debt and other contractual obligations of our subsidiaries may in the future impose restrictions on our subsidiaries’ ability to make dividend or other payments to us, which in turn may adversely affect our ability to pay dividends to shareholders and meet our debt and other obligations. As of April 1, 2026, we had no restrictions on our ability to pay dividends.
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
In February 2023, we announced the FEMSA Forward strategy, which was the result of a thorough strategic review of our business platform, including the bottom-up definition of long-range plans for each business unit, as well as the top-down analysis of FEMSA’s corporate and capital structure. Consistent with this vision, we have determined that the best way to maximize long-term value creation is to focus on our core business verticals with the highest strategic relevance, growth potential, and financial and competitive strengths: our retail businesses, Coca-Cola FEMSA, and our digital solutions business.
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
In October 2023, we created a new platform within the facility care, foodservice disposables and packaging distribution industries in the U.S., merging Envoy Solutions with Brady in a highly complementary combination, positioned to serve and provide value to its customers and suppliers effectively and efficiently across the country. Following the completion of this transaction, we received approximately US$1.5 billion in cash and retained economic interest of 37.08% in the combined entity.
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
In September 2024, we acquired from Grupo Conektame, S.A. de C.V.’s (“Conekta”) its cash business, which supports our OXXO Pay services. For Spin, this acquisition involved integrating various technological and operational elements from Conekta that supported OXXO Pay, a digital solution that allows businesses to increase their sales by accepting cash payments at OXXO stores for products and services sold online.
In November 2024, we finalized the divestment of our refrigeration and foodservice equipment operations, Imbera and Torrey, to Mill Point Capital LLC, a U.S.-based private equity firm, for a total amount of approximately Ps. 8,000 million, on a cash-free, debt-free basis.
In January 2025, we finalized the divestment of our plastics solutions operations to AMMI, a leading diversified corporation focused on the production of non-GMO corn and sustainable plastic packaging, and an affiliate of Milenio Capital. The transaction amount was Ps. 3,165 million, on a cash-free, debt-free basis.
In May 2025, we completed the sale of our equity interests in Heineken in an amount of approximately €359 million. This transaction marked the final step in a series of related transactions. In February 2023, we completed a sale of equity interests in Heineken in an amount of approximately €3.2 billion and completed an offering of senior unsecured exchangeable bonds for a principal amount of €500 million, which has since been paid, through a wholly owned subsidiary, exchangeable into existing issued ordinary shares of Heineken Holding N.V. As a result, FEMSA’s appointed directors resigned from Heineken’s Board of Directors and, at that point, we lost significant influence over Heineken. In May 2023, we completed an additional sale of equity interests in Heineken in an amount of approximately €3.3 billion, at which point we reduced our combined economic interest in Heineken from 14.76% to 0.91%. With the sale of our final equity interests in Heineken in May 2025, we completed our divestment of our Heineken investment.
In July 2025, we finalized the divestment of our transportation management operations in Mexico, as well as our contract logistics operations in Mexico, Brazil and Colombia doing business as Solistica (the “Solistica Logistics Transaction”), to Grupo Traxión, S.A.B. de C.V. (“Traxión”), a leading transportation and logistics company based in Mexico. The transaction did not include less-than-truckload operations in Brazil. The total consideration for this transaction was Ps. 4,100 million, on a cash-free, debt-free basis.

In September 2025, we announced the appointment of Jose Antonio Fernández Garza Lagüera as FEMSA's chief executive officer (“CEO”). On November 1, 2025, Mr. Fernández Garza Lagüera, former CEO of FEMSA Proximity & Health, succeeded José Antonio Fernández Carbajal, who held the position of acting CEO on an interim basis and currently holds the position of Chairman of the Board of Directors.
Recent Developments
In February 2026, we completed the separation of our joint venture with Raízen, S.A. (“Raízen”) in Brazil known as “Grupo Nós”, a transaction that was announced in September 2025. As a result of this transaction, we retained the OXXO stores in Brazil, which as of December 31, 2025 were 607, as well as the distribution center located in Cajamar, São Paulo, while Raízen retained all the Shell Select convenience stores. The remaining assets and liabilities of Grupo Nós were allocated between FEMSA and Raízen in accordance with their respective businesses.
In February 2026, we settled and repaid the outstanding principal of our €500 million exchangeable bonds. As mentioned above, these bonds, originally issued in February 2023 as part of the FEMSA Forward strategy, were exchangeable into ordinary shares of Heineken Holding N.V. At maturity, the outstanding principal amount was repaid; this transaction marks the conclusion of the specific exchangeable debt instrument linked to the divestment process initiated in 2023. We paid a total of approximately €513.1 million over the life of the bond, including interest and principal.

    On March 12, 2026, BradyPLUS, in which we owned a non-controlling interest, completed an all equity merger transaction to combine with Imperial Dade, following a definitive agreement entered into in August 2025. BradyPLUS is a provider of janitorial and sanitation, foodservice, and industrial packaging products and solutions in the United States. Imperial Dade is a distributor of foodservice packaging, commercial cleaning supplies, janitorial equipment, and industrial packaging in the United States. FEMSA maintains an investment in the combined company with approximately 18.75% and will have representation on its board.
For more information, see “Item 4. Information on the Company.”
C. Ownership Structure

We conduct our business through our principal subsidiary companies as shown in the following diagram and table:
Ownership Structure of Significant Subsidiaries as of December 31, 2025

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

(4)Includes Proximity Americas Division, the Health Division and the Fuel Division. See “Item 4. Information on the Company.”
(5)Grupo Industrial Emprex, S. de R.L. de C.V., which we refer to as “Emprex.”

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of December 31, 2025:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA:	Mexico	100.0%
Coca-Cola FEMSA	Mexico	47.2%
Emprex:	Mexico	100.0%
FEMSA Comercio	Mexico	100.0%

The following table presents an overview of our operations by relevant reportable segment and by geographic area:
Operations by Reporting Segment—Overview
Year Ended December 31, 2025 and % of growth (decrease) vs. previous year

	Coca-Cola FEMSA			Proximity Americas Division			Proximity Europe Division			Fuel Division			Health Division			Others & Consolidation Adjustments
	(in millions of Mexican pesos, except for employees and percentages)
Total revenues	Ps.	291,746	4%	Ps.	328,839	7%	Ps.	57,028	15%	Ps.	67,195	3%	Ps.	88,129	10%	Ps.	8,017	2,963%
Gross profit	133,176		3%	148,495		8%	23,250		9%	8,191		3%	23,854		(1)%	4,610		87%
Total assets	314,539		2%	239,785		—%	44,539		(2)%	25,867		2%	74,516		2%	96,631		(33)%
Employees (1)	108,840		(7)%	203,536		6%	6,552		(39)%	6,039		(3)%	33,657		(2)%	10,152		(14)%

(1)Includes non-employee workers in this headcount.

Total Revenues Summary by Reporting Segment

	Year Ended December 31,
	2025		2024		2023
	(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	291,746	Ps.	279,793	Ps.	245,088
Proximity Americas Division		328,839		307,197		278,520
Proximity Europe Division		57,028		49,755		43,552
Health Division		88,129		79,755		75,358
Fuel Division		67,195		65,365		58,499
Other (1)		29,128		20,209		29,652
Consolidation adjustments		(21,111)		(20,489)		(27,977)
Consolidated total revenues	Ps.	840,954	Ps.	781,585	Ps.	702,692

(1)Until January 1, 2025, our less-than-truckload operations in Brazil were held for sale, at which point it was reclassified as continuing operations.

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

•Going digital: We are harnessing the power of technology to increase our businesses’ efficiency while also exploring new business opportunities through Spin. We are leveraging the competitive advantages and strong market position of our businesses to build innovative digital businesses in the financial services industry to address the financial needs of our customers and business partners, with an efficient and comprehensive value proposition closely aligned with OXXO Mexico. Additionally, we are developing and growing digitally-enabled loyalty initiatives leveraged on strategic partnerships and our businesses.

•Think Global: Our mindset is global. We believe that the competencies that our businesses have developed can be replicated in other geographic regions. This underlying principle guides our consolidation and growth efforts, which have led to our current footprint. We currently have operations in Mexico, Central America, South America, Europe and in the U.S., including some of the most populous metropolitan areas in Latin America. Our global presence provides us with opportunities to create value through an improved ability to execute our strategies.

•Rooted Sustainability: Sustainability is embedded in everything we do and it is central to the way we do business. Our strategic sustainability framework is composed of three pillars, supported by corporate governance best practices:

◦Our People: Our people’s well-being, dignified work and professional growth;
◦Our Community: Development and well-being within the communities where we have operations; and
◦Our Planet: Harmony with the environment and sustainable use of natural resources.

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

Business Units

FEMSA is a leading company that participates in the following businesses:
•In the beverage industry, through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola trademark products in the world by sales volume, based on publicly available filings and information of its main competitors;

•In the retail industry, through the following divisions: (1) Proximity Americas Division, operating the OXXO small-format store chain in Mexico, Latin America, the U.S., and gas stations in the U.S. (2) Proximity Europe Division, operating small-format retail and foodvenience chains in Europe, (3) the Fuel Division, operating the OXXO Gas chain of retail service stations, and (4) the Health Division, which includes pharmacy services locations and related operations.
•In Spin, leveraging the competitive advantages and strong market position of our businesses to build innovative digital solutions to address the financial needs of our customers and business partners. We have redefined our ecosystem as a model centered on OXXO Mexico, strengthening the alignment between Spin and our store network. This increased alignment will integrate digital and physical capabilities, combining payments, loyalty, data, services, consumer lending opportunities and talent into a more aligned value proposition.
•For information on our businesses classified as assets held for sale and discontinued operations, see “Item 3. Key Information.”

Coca-Cola FEMSA

Overview

Coca-Cola FEMSA is leader in the beverage market in most of the countries where it operates, being the largest franchise bottler of Coca-Cola trademark products in the world by sales volume, based on publicly available filings and information of its main competitors. In 2025, its sales volume represented approximately 12.3% of the total sales volume of the Coca-Cola system in the world. Coca-Cola FEMSA produces and distributes Coca-Cola trademark beverages, offering a wide portfolio of brands to approximately 268 million consumers each day. With more than 90,200 employees, it markets and sells approximately 4.2 billion unit cases per year through approximately 2.1 million points of sale. Coca-Cola FEMSA operates 55 bottling plants and 256 distribution centers. It is committed to generating economic, social and environmental value for all of its stakeholders throughout the value chain. Coca-Cola FEMSA is a member of various sustainability indexes, including the Dow Jones Sustainability MILA Pacific Alliance Index and FTSE4Good Emerging Index.
Coca-Cola FEMSA operates in territories in the following countries:

•Mexico—a substantial portion of central Mexico, the southeast and northeast of Mexico;
•Guatemala;
•Nicaragua;
•Costa Rica;
•Panama;
•Colombia—most of the country;
•Brazil—a major part of the states of São Paulo and Minas Gerais, the states of Parana, Santa Catarina, Mato Grosso do Sul and Rio Grande do Sul and part of the states of Rio de Janeiro and Goias;
•Argentina—Buenos Aires and surrounding areas; and
•Uruguay.
Coca-Cola FEMSA also operates in Venezuela through its investment in Coca-Cola FEMSA de Venezuela,          S.A., or KOF Venezuela.

Coca-Cola FEMSA was organized on October 30, 1991 as a stock corporation with variable capital (sociedad anónima de capital variable) under the laws of Mexico for a term of 99 years. On December 5, 2006, as required by amendments to the Mexican Exchange Market Law, Coca-Cola FEMSA became a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable). Coca-Cola FEMSA’s legal name is Coca-Cola FEMSA, S.A.B. de C.V. Coca-Cola FEMSA’s principal executive offices are located at Calle Mario Pani No. 100, Colonia Santa Fe Cuajimalpa, Alcaldía Cuajimalpa de Morelos, 05348, Mexico City, Mexico. Coca-Cola FEMSA’s telephone number at this location is (52-55) 1519-5000 and Coca-Cola FEMSA’s website is www.coca-colafemsa.com.

References

As used in this annual report in connection with Coca-Cola FEMSA:

"Central America" refers to Guatemala, Nicaragua, Costa Rica and Panama;

"Central America South" refers to Nicaragua, Costa Rica and Panama;

"Coca-Cola trademark beverages" refers to beverages that are sold under trademarks owned by The Coca-Cola
Company; and

"South America" refers to Argentina, Brazil, Colombia and Uruguay.

The following is an overview of Coca-Cola FEMSA’s operations by reporting segment in 2025.
Operations by Reporting Segment—Overview Year Ended December 31, 2025

	Total Revenues			Gross Profit
	(in millions of Mexican pesos)
Mexico and Central America (1)	Ps.	169,641	58.1%	Ps.	81,234	61.0%
South America (2)		122,105	41.9%		51,942	39.0%
Consolidated		291,746	100.0%		133,176	100.0%

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

Business Strategy

Coca-Cola FEMSA is focused on growing the company by implementing a long-term sustainable growth model. Coca-Cola FEMSA’s purpose is to refresh the world anytime, anywhere. Coca-Cola FEMSA’s vision evolved during 2023 to emphasize their commitment to their customers, and sustainable development. To this end, Coca-Cola FEMSA’s refreshed vision is to be the customers’ and partners’ preferred commercial platform and ally for growth, fostering a sustainable future.

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

(i)Grow the core. More runway to grow Coca-Cola FEMSA’s core business by a focus on capturing growth opportunities for the Coca-Cola portfolio across markets and channels; accelerating the growth of Coca-Cola Zero across its territories; improving its competitive position in flavors; developing growth opportunities in low per-capita markets; and accelerating growth of profitable non-carbonated beverage categories.

(ii)Be the preferred commercial platform. Aim to capitalize on the AI capabilities of Juntos+, Coca-Cola FEMSA's omnichannel commercial platform, and continue to roll out and leverage Juntos+ Advisor, its sales force tool, across its markets, leveraging a curated portfolio of brands together with The Coca-Cola Company and a multi-category portfolio.

(iii)Strategic M&A. Pursue value-enhancing acquisitions, leveraging a disciplined approach.

(iv)De-bottleneck its infrastructure and digitize the enterprise. Aim to increase manufacturing and distribution capacity, while implementing best-in-class logistics and distribution enablers.

(v)Strengthen its customer-centric culture. Aim to promote a growth mindset, fostering a customer-centric and psychologically safe culture, building a multiplier leadership style and empowering leaders to develop Coca-Cola FEMSA's people.

(vi)Foster a sustainable future. By integrating a robust governance framework with social development and environmental stewardship, Coca-Cola FEMSA creates lasting value for its business, people and communities across its value chain. Coca-Cola FEMSA's view on sustainable development is a comprehensive part of its business strategy.

Coca-Cola FEMSA’s Territories

The following map shows Coca-Cola FEMSA’s territories, giving estimates in each case of the population to which Coca-Cola FEMSA offers products and the number of retailers carrying its beverages as of December 31, 2025:

Coca-Cola FEMSA’s Products

Coca-Cola FEMSA produces, markets, sells and distributes mainly The Coca-Cola Company trademark beverage portfolio. These include sparkling beverages (colas and other non-alcoholic carbonated beverages), waters (flavored and non-flavored waters, whether or not carbonated) and other non-carbonated beverages (including tea, sports drinks, energy drinks, fruit-based beverages, juice, coffee, milk, value-added dairy, plant-based drinks) and certain alcoholic ready-to-drink beverages, such as Bacardí Coca-Cola and Topo Chico hard seltzer. “Sparkling beverages” refers to non-alcoholic carbonated beverages, “still beverages” refers to non-alcoholic non-carbonated beverages, and “waters” refers to flavored and non-flavored waters, whether or not carbonated.

In addition, through certain distribution agreements, Coca-Cola FEMSA distributes and sells certain consumer products and alcoholic beverages in most of its territories, including Monster products in all the countries where it operates, Heineken-owned brand beer products in certain markets, Estrella Galicia and Therezópolis beer products in its Brazilian territories, and ABI beer products in Costa Rica. This multicategory strategy aims to enhance Coca-Cola FEMSA's value proposition for retailers and consumers in the market, leveraging a curated portfolio that allows it to increase sales of its core portfolio and complement its reach, generating network effects that further strengthen its platform.

The following table sets forth the trademarks of the main products Coca-Cola FEMSA distributed in 2025:

Colas:
Coca-Cola
Coca-Cola Zero
Coca-Cola Light

Flavored Sparkling Beverages:
Ameyal	Fanta	Mundet	Sprite
Crush	Fresca	QuAtro	Yoli
Escuis	Kuat	Schweppes

Still Beverages:
AdeS	Del Valle	Hi-C	Powerade
Cepita	Fury	Leão	Santa Clara
Delaware	Fuze Tea	Monster	Valle Frut

Water:
Alpina	Brisa	Dasani	Smartwater
Aquarius	Ciel	Manantial	Topo Chico
Benedictino	Crystal	Seagram's	Vitale

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
In addition, Coca-Cola FEMSA informs their consumers through front labeling on the nutrient composition and caloric content of their beverages in accordance with local laws and regulations. Coca-Cola FEMSA adheres to national and international codes of conduct in advertising and marketing, including communications targeted to minors which are developed based on the Responsible Marketing policies and Global School Beverage Guidelines of The Coca-Cola Company.

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
Coca-Cola FEMSA’s most important brand, Coca-Cola, together with its line of reduced- or no-sugar products, accounted for 60.3%, 60.7% and 60.2% of Coca-Cola FEMSA’s total sales volume in 2025, 2024 and 2023, respectively.

The following table illustrates historical sales volume and number of Transactions for each of Coca-Cola FEMSA’s reporting segments, as well as its Unit Case and Transaction mix by category.

	Sales Volume (2)		Transactions (2)
	2025	2024	2025	2024
	(Millions of unit cases or millions of single units, except percentages)
Mexico	2,013.6	2,124.3	9,553.8	10,131.9
Guatemala (4)	197.8	195.9	1,498.5	1,459.5
Central America South (1) (4)	180.3	173.9	1,359.0	1,335.2
Mexico & Central America	2,391.7	2,494.1	12,411.4	12,926.6
Growth	(4.1)%	4.1%	(4.0)%	4.7%
Colombia	349.4	352.3	2,574.7	2,592.8
Brazil	1,178.0	1,159.3	8,616.8	8,286.2
Argentina	178.8	168.3	951.7	877.4
Uruguay	52.3	50.7	258.4	246.2
South America	1,758.7	1,730.6	12,401.5	12,002.6
Growth	1.6%	4.7%	3.3%	5.3%
Total	4,150.4	4,224.6	24,812.9	24,929.2
Growth	(1.8)%	4.4 ~~%~~	(0.5)%	5.0%

The following table illustrates the multiple serving presentations and returnable packaging mix for sparkling beverages sales volume:

	Multiple Serving Presentations		Returnable packaging
	2025	2024	2025	2024
Mexico	69.4%	69.2%	33.8%	37.0%
Guatemala	60.6%	60.4%	33.8%	35.0%
Central America South (1)	63.1%	62.8%	33.5%	35.3%
Colombia	69.6%	70.5%	23.5%	25.8%
Brazil	73.7%	74.6%	16.9%	17.2%
Argentina	79.1%	81.5%	20.5%	24.1%
Uruguay	79.9%	80.5%	17.7%	18.5%
Total	70.5%	70.8%	26.8%	29.1%

The following table illustrates Coca-Cola FEMSA’s historical sales volume and number of Transactions performance by category for each of its operations and its reporting segments for 2025 as compared to 2024:

	Year Ended December 31, 2025
	Sparkling	Stills	Water	Bulk Water	Total
Sales Volume Growth
Mexico	(6.6)%	2.2%	(5.1)%	(3.1)%	(5.2)%
Guatemala (4)	2.3%	(13.2)%	(6.3)%	(7.1)%	1.0%
Central America South (1)(4)	1.7%	7.0%	39.6%	(4.0)%	3.7%
Mexico and Central America	(5.0)%	1.9%	(3.3)%	(3.1)%	(4.1)%
Colombia	—%	(8.5)%	1.4%	(7.2)%	(0.8)%
Brazil	1.1%	4.9%	4.8%	(3.5)%	1.6%
Argentina	3.1%	33.9%	13.3%	(9.7)%	6.3%
Uruguay	1.2%	13.3%	10.4%	—	3.2%
South America	1.1%	5.1%	5.4%	(6.6)%	1.6%
Total	(2.3)%	3.3%	1.0%	(3.4)%	(1.8)%

	Year Ended December 31, 2025
	Sparkling	Stills	Water	Bulk	Total

Number of Transactions Growth
Mexico	(7.1)%	1.4%	(2.2)%	—	(5.7)%
Guatemala	2.1%	(3.9)%	24.1%	—	2.7%
Central America South (1)	1.8%	1.8%	1.4%	—	1.8%
Mexico and Central America	(5.0)%	1.1%	(0.4)%	—	(4.0)%
Colombia	0.8%	(13.5)%	(0.7)%	—	(0.7)%
Brazil	3.7%	5.3%	4.1%	—	4.0%
Argentina	4.6%	31.7%	7.0%	—	8.5%
Uruguay	3.4%	12.4%	9.2%	—	4.9%
South America	3.2%	4.5%	3.0%	—	3.3%
Total	(1.2)%	2.9%	1.5%	—	(0.5)%

The following table illustrates Coca-Cola FEMSA’s unit case mix by category for each of its operations and its reporting segments for 2025 as compared to 2024:

	Sparkling Beverages		Stills		Water(3)
	Years Ended December 31,
	2025	2024	2025	2024	2025	2024
Unit Case Mix by Category
Mexico	67.5%	68.5%	8.0%	7.4%	24.5%	24.1%
Guatemala (4)	90.0%	88.8%	4.3%	5.1%	5.7%	6.2%
Central America South (1) (4)	82.1%	83.7%	12.6%	12.3%	5.3%	4%
Mexico and Central America	70.5%	71.1%	8.1%	7.6%	21.5%	21.3%
Colombia	76.7%	76.0%	7.4%	8.1%	15.9%	15.9%
Brazil	82.9%	83.3%	8.9%	8.6%	8.2%	8.1%
Argentina	72.8%	75.1%	10.0%	8.0%	17.1%	16.9%
Uruguay	78.5%	80.1%	6.9%	6.3%	14.6%	13.6%
South America	80.5%	81.0%	8.6%	8.4%	10.9%	10.7%
Total	74.7%	75.2%	8.3%	7.9%	17.0%	16.9%

(1)Includes sales volume and transactions from Nicaragua, Costa Rica and Panama.
(2)Excludes beer and spirit sales volume and transactions.
(3)Includes bulk water volume and transactions.
(4)2024 volume figures adjusted to reflect real data for total and bulk volumes.

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
Marketing

Coca-Cola FEMSA, in conjunction with TCCC, has developed a marketing strategy to promote the sale and consumption of Coca-Cola FEMSA’s products. Coca-Cola FEMSA relies extensively on advertising, sales promotions and retailer support programs to target the particular preferences of its consumers. Coca-Cola FEMSA’s consolidated marketing expenses in 2025 were Ps. 5,372 million.
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
Product Sales and Distribution

The following table provides an overview of Coca-Cola FEMSA’s distribution centers, retailers and direct-to-consumer ("DTC") channels to which Coca-Cola FEMSA sold its products:

	As of December 31, 2025
	Mexico and
	Central America(1)(3)	South America(2)
Distribution centers	174	82
Retailers(4)	1,069,744	1,011,318
DTC(5)	474,436	5,614

(1)Includes Mexico, Guatemala, Nicaragua, Costa Rica and Panama.
(2)Includes Colombia, Brazil, Argentina and Uruguay.
(3)For purposes of this table, Coca-Cola FEMSA has considered owned and third-party distribution centers managed by Coca-Cola FEMSA.
(4)     Active customers with direct support from Coca-Cola FEMSA, including traditional channels, modern channels and indirect customers.
(5) Reflects purchasing households as of December 31, 2025.

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
In 2025, no single customer accounted for more than 10.0% of Coca-Cola FEMSA’s consolidated total sales.
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
In the countries that comprise its Central America region, Coca-Cola FEMSA's main competitors are Pepsi and Big Cola bottlers. In Guatemala, Coca-Cola FEMSA competes with The Central American Bottler Corporation (“CBC”), who also has a regional joint venture with AmBev to produce, distribute and sell beer; Cervecería Centroamericana S.A. (“CCA”), who is focused in the beer and stills categories; and AJE Group. In Nicaragua, its principal competitor is AJE Group. Coca-Cola FEMSA also competes with the joint venture between CBC and AmBev. In Costa Rica, its principal competitor is Florida Bebidas S.A., a subsidiary of Florida Ice and Farm Co. and Cooperativa de Productores de Leche Dos Pinos R.L. in juices. In Panama, Coca-Cola FEMSA’s main competitor is Cervecería Nacional, S.A., followed by AJE Group and Petite Bottling Company, Inc ("Unicola"). Coca-Cola FEMSA also faces competition from B brands offering multiple serving size presentations in certain Central American countries.
South America. Coca-Cola FEMSA’s principal competitor in Colombia is Postobón, a local bottler that sells and distributes sparkling beverages (Manzana Postobón, Uva Postobón and Colombiana), still beverages (Hit Juice) and water (Cristal). Postobón also distributes Pepsi products and is a vertically integrated producer, the owners of which hold other significant commercial and industrial interests in Colombia. Coca-Cola FEMSA also competes with low-price producers, such as Aje Colombia S.A., the producers of Big Cola, which principally offer multiple serving size presentations in the value segment of the sparkling and still beverage industry.
In Brazil, Coca-Cola FEMSA competes against AmBev, a company that distributes Pepsi brands, local brands with flavors such as guarana, and proprietary beer brands. It also competes against B brands or “Tubainas”, which are small, local producers of low-cost sparkling beverages that represent a significant portion of the sparkling beverage market. In the water segment, Coca-Cola FEMSA’s main competitors include Minalba, owned by Grupo Edson Queiroz, Água da Pedra, owned by Fruki Bebidas, as well as several smaller regional brands. In the energy category, Coca-Cola FEMSA’s principal competitors are Red Bull, which has a distribution agreement with AmBev, and Bally, owned by Bebidas Grassi do Brasil Ltda., a brand positioned in the low‑price segment and offering multiple serving‑size formats.
In Argentina, Coca-Cola FEMSA’s main competitor is Buenos Aires Embotellador S.A., a Pepsi bottler owned by Argentina’s principal brewery, Quilmes Industrial S.A., and indirectly controlled by AmBev, and Manaos and Cunnington, B-brands owned by Refres Now S.A., low-price sparkling beverages which are gaining relevance in the market.. In the water category, Coca-Cola FEMSA competes directly with Levité, Villavicencio and Villa del Sur, owned by Danone, which is controlled by Compañía Cervecerías Unidas.

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

In the past, concentrate prices for Coca-Cola trademark beverages have been increased in some of the countries where we operate. These prices may increase concentrate prices in the future and we may not be successful in negotiating or implementing measures to mitigate the negative effect this may have on the prices of our products or our results. See “Item 10. Additional Information—Material Contracts—Material Contracts Relating to Coca-Cola FEMSA—Cooperation Framework with The Coca-Cola Company.”
In addition to concentrate, Coca-Cola FEMSA purchases sweeteners, carbon dioxide, virgin and recycled PET resin and preforms to make plastic bottles, finished plastic and glass bottles, cans, caps and fountain containers, as well as other packaging materials and raw materials. Coca-Cola FEMSA’s bottler agreements provide that these materials may be purchased only from suppliers approved by TCCC. Prices for certain raw materials, including those used in the bottling of Coca-Cola FEMSA’s products, mainly PET resin, finished plastic bottles, aluminum cans, HFCS and certain sweeteners, are paid in or determined with reference to the U.S. dollar, and therefore local prices in a particular country may increase based on changes in the applicable exchange rates. Coca-Cola FEMSA’s most significant packaging raw material costs arise from the purchase of PET resin, the price of which is related to crude oil prices and global PET resin supply. The average price that Coca-Cola FEMSA paid for PET resin in U.S. dollars in 2025 increased 2.4% as compared to 2024 in all Coca-Cola FEMSA’s territories. In addition, given that high currency volatility has affected and continues to affect most of Coca-Cola FEMSA’s territories, the average price for PET resin in local currencies was higher in all of its territories. In addition, given that high currency volatility has affected and continues to affect most of its territories, the average price for PET resin in local currencies was higher in all of its territories. In 2024, Coca-Cola FEMSA purchased certain raw materials in advance, negotiated and locked-in prices in advance and entered into certain derivative transactions which helped them capture opportunities with respect to raw material costs and currency exchange rates.
Under its agreements with TCCC, Coca-Cola FEMSA may use raw or refined sugar, artificial sweeteners and HFCS in its products. Sugar prices in all of the countries where Coca-Cola FEMSA operates, other than Brazil and Uruguay, are subject to local regulations and other barriers to market entry that, in certain countries, often cause Coca-Cola FEMSA to pay for sugar in excess of international market prices. In recent years, international sugar prices experienced significant volatility. Across Coca-Cola FEMSA’s territories, its average price for sugar in U.S. dollars, taking into account its financial hedging activities, decreased by approximately 10.7% in 2025 as compared to 2024.
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
Mexico and Central America.  In Mexico, Coca-Cola FEMSA purchases PET resin mainly from Indorama Ventures Polymers México, S. de R.L. de C.V. and DAK Resinas Americas Mexico, S.A. de C.V., which Alpla México, S.A. de C.V. (“Alpla”), and Envases Universales de México, S.A.P.I. de C.V. manufacture into non-returnable plastic bottles for them. Coca-Cola FEMSA has also diversified their import suppliers from China to Vietnam and Taiwan to mitigate the effects of tariffs and support its PET resin strategy.
Coca-Cola FEMSA purchases all of its cans from Crown Envases México, S.A. de C.V., formerly known as Fábricas de Monterrey, S.A. de C.V., and Envases Universales de México, S.A.P.I. de C.V. Coca-Cola FEMSA mainly purchases its glass bottles from Owens America, S. de R.L. de C.V., and Sílices de Veracruz, S.A. de C.V., known as SIVESA.
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
Sugar prices in Mexico are subject to local regulations and other barriers to market entry that often cause Coca-Cola FEMSA to pay higher prices than those paid in the international market. As a result, prices in Mexico have no correlation to international market prices. In 2025, sugar prices in local currency in Mexico decreased approximately 20.8% as compared to 2024.
In Central America, the majority of Coca-Cola FEMSA’s raw materials such as glass and non-returnable plastic bottles are purchased from several local suppliers. Coca-Cola FEMSA purchases its cans from Envases Universales Ball de Centroamérica, S.A. and Envases Universales de México, S.A.P.I. de C.V. Sugar is available from suppliers that represent several local producers. In Costa Rica, Coca-Cola FEMSA acquires plastic non-returnable bottles from Alpla C.R. S.A., and in Nicaragua Coca-Cola FEMSA acquires such plastic bottles from Alpla Nicaragua, S.A. Coca-Cola FEMSA mainly purchases glass bottles from Vidriera Guatemalteca S. A., known as VIGUA, and Vidriera Centroamericana, S.A., known as VICAL.
South America. In Colombia, Coca-Cola FEMSA uses sugar as a sweetener in all its caloric beverages, which Coca-Cola FEMSA buys from several sources. Sugar prices in Colombia decreased by 4.1% in U.S. dollars and decreased 4.6% in local currency, as compared to 2024. Coca-Cola FEMSA purchases non-returnable plastic bottles from Amcor Rigid Plastics de Colombia, S.A. and Envases de Tocancipa S.A.S. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA has historically purchased all of its non-returnable glass bottles from O-I Peldar. Coca-Cola FEMSA purchases all of its cans from Crown Colombiana, S.A.
In Brazil, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages. Sugar is available at local market prices, which historically have been similar to international prices. Sugar prices in Brazil decreased approximately 9.2% in U.S. dollars and decreased 5.8% in local currency as compared to 2024. Taking into account Coca-Cola FEMSA's financial hedging activities, sugar prices in Brazil decreased 13.0% in U.S. dollars and 16.0% in local currency as compared to 2024. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Commodity Price Risk.” Coca-Cola FEMSA purchases non-returnable glass bottles, plastic bottles and cans from several domestic and international suppliers. Coca-Cola FEMSA mainly purchases PET resin from local suppliers such as Indorama Ventures Polímeros S.A. and glass bottles from Owens Illinois do Brasil Ind Ecom.
In Argentina, Coca-Cola FEMSA mainly uses HFCS that it purchases from several different local suppliers as a sweetener in its products. Coca-Cola FEMSA purchases glass bottles and other raw materials from several domestic sources. Coca-Cola FEMSA purchases plastic preforms at competitive prices from Andina Empaques S.A., a local subsidiary of Embotelladora Andina, S.A., a Coca-Cola bottler with operations in Chile, Argentina, Brazil and Paraguay, Alpla Avellaneda, S.A., AMCOR Argentina, and other local suppliers. Coca-Cola FEMSA purchases glass bottles from Cattorini Hnos Saicfei, known as Cattorini.
In Uruguay, Coca-Cola FEMSA also uses sugar as a sweetener in all of its caloric beverages, which is available at Brazil’s local market prices. Sugar prices in Uruguay decreased approximately 8.3% in U.S. dollars and decreased 6.3% in local currency as compared to 2024. Coca-Cola FEMSA’s main supplier of sugar is Nardini Agroindustrial Ltda., which is based in Brazil. Coca-Cola FEMSA purchases PET resin from several Asian suppliers, such as SFX – Jiangyin Xingyu New Material Co. Ltd. and India Reliance Industry (a joint venture with DAK Resinas Americas Mexico, S.A. de C.V.), and Coca-Cola FEMSA purchases non-returnable plastic bottles from global PET converters, such as Cristalpet S.A. (affiliate of Envases Universales de México, S.A.P.I. de C.V.). Coca-Cola FEMSA purchases glass bottles from Cattorini.
Proximity Americas Division

Overview
Proximity Americas Division operates a chain of small-format stores with 25,587 locations as of December 31, 2025, under the trade name OXXO.
Proximity Americas Division—Overview
Year Ended December 31, 2025

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2025		2025 vs.2024	2025		2025 vs.2024
Proximity Americas Division	Ps.	328,839	7.0%	Ps.	148,495	8.4%

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
Beyond North America, Proximity Americas Division seeks to increase its scale by continuing its expansion in Colombia and Brazil. In Brazil, we completed the separation of the Grupo Nós joint venture with Raízen S.A. in February 2026. As a result of this transaction, FEMSA retained the OXXO stores, as well as the distribution center located in Cajamar, Sao Paulo, while Raízen retained the Shell Select stores. See "Item 4. Information on the Company—Recent Developments.”.
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
Store Locations

Proximity Americas Division operates the largest small-format store chain in Latin America, measured by number of stores, based on publicly available filings and information of our main competitors. As of December 31, 2025, there are 24,297 OXXO stores in Mexico, 597 OXXO stores in Colombia, 236 stores in Chile, 217 stores in Peru and 240 stores in the U.S.
The Proximity Americas Division expanded its operations by opening a net of 1,134 new OXXO stores in Mexico, Colombia, Chile and Peru during 2025, partially offset by nine closures in the U.S. Additionally, as of December 31, 2025, Grupo Nós operated 607 OXXO stores and 20 Shell Select locations in Brazil, and managed 1,202 Shell Select stores operated by independent franchisees. Grupo Nós expanded its operations with a net 13 openings of OXXO stores in Brazil during 2025.
OXXO Stores
Regional Allocation in Mexico
as of December 31, 2025

Historically, Proximity Americas Division has rapidly expanded the number of OXXO stores. During 2025 and 2024, it achieved this by emphasizing growth in areas of high economic potential in existing markets and expanding in underserved and unexploited markets.

OXXO Stores
Total Growth

	Year Ended December 31,
	2025	2024	2023
Total OXXO stores	25,587	24,462	22,866
Store growth (% change over previous year)	4.6%	6.9%	6.6%

Most of the OXXO stores are operated under lease agreements, and are adjusted annually to an inflation index. This approach provides Proximity Americas Division the flexibility to adjust locations as cities grow and effectively adjust its footprint based on stores’ performance.
Both the identification of locations and the pre-opening planning to optimize the results of new OXXO stores are important elements in Proximity Americas Division’s growth plan. Proximity Americas Division continuously reviews store performance against certain operating and financial benchmarks to optimize the overall performance of the chain. Stores of Proximity Americas Division that are unable to maintain benchmark standards are generally closed. Between December 31, 2024 and 2025 the total number of OXXO stores increased by 1,125, which resulted from the opening of 1,348 new stores and the closing of 223 stores. In addition, in the past there have been instances where we have decided to temporarily close OXXO stores in certain territories due to increased criminal activity as a measure to protect the safety of our employees. Historically, these closures have been short-lived and have not had a material impact on sales or consumption trends or on our results or operating performance generally.

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
In Brazil, OXXO competes in a fragmented traditional market and with institutional convenience store operators, such as BR Distribuidora and Ipiranga, among others.

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
In Mexico, approximately 45% of OXXO stores’ customers are between the ages of 15 and 35. Proximity Americas Division also segments the market according to demographic criteria, including income level.
Finally, Spin Premia accounts for up to 49.3% of sales, meaning that for every Ps. 10 of sales in store, Ps. 4.93 can be traced to the loyalty program.

OXXO Store Characteristics
The average size of an OXXO store is approximately 104 square meters of selling space, excluding space dedicated to refrigeration, storage or parking. The average constructed area of a store is approximately 195 square meters, and when parking areas are included, the average store size is approximately 420 square meters. In 2025, a typical OXXO in Mexico store carried an average of 3,470 different stock keeping units (SKUs) in 25 main product categories. Additionally, a typical OXXO store in Mexico offers approximately 6,331 different electronic and individual payment services, such as account deposits and cash withdrawals, including those offered by Spin by OXXO, remittances, and money transfers between stores, as well as bill payment services, such as household electricity bills, cable television, among others. These revenues are accounted for as a fee income in Proximity Americas Division's revenues, as Proximity Americas Division is acting as an agent in these transactions.
Proximity Americas Division—Operating Indicators

	Year Ended December 31,
	2025	2024	2023
	(Percentage change compared to previous year)
Total revenues	7.0%	10.3%	19.0%
OXXO same-store sales(1)	1.0%	4.2%	14.2%

(1)Same-store sales increase is calculated by comparing the sales of stores for each year that have been in operation for more than 12 months with the sales of those same stores during the previous year.
Beer, cigarettes, soft drinks and other beverages and snacks continue to represent the main product categories for OXXO stores in Mexico.

Advertising and Promotion
Proximity Americas Division’s marketing efforts for OXXO stores include both specific product promotions and image advertising campaigns. These strategies are designed to increase store traffic, increase sales and continue to promote the OXXO brand and market position. One such example is our expansion of Retina Media, our retail media platform that connects brands with advertising opportunities within OXXO stores. By leveraging OXXO’s extensive network and customer data, Retina Media offers advertisers the possibility of executing targeted campaigns through a wide array of our channels, including on-site within our digital ecosystems, off-site on external platforms, in-store on digital screens and direct-to-consumer (“D2C”). Retina Media provides data-driven solutions, enabling brands to reach OXXO’s broad customer base, drive sales and build loyalty through personalized advertising and D2C engagement. Retina Media is present in more than 6,250 stores in Mexico.
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
Management believes that the OXXO store chain’s scale of operations provides Proximity Americas Division with a competitive advantage in its ability to realize strategic alliances with suppliers. General category offerings are determined on a national level, although purchasing decisions are implemented on a local, regional or national level, depending on the nature of the product category. In Mexico, given the fragmented nature of the retail industry in general, Mexican producers of beer, soft drinks, bread, dairy products, snacks and other high-frequency products have established proprietary distribution systems with extensive direct distribution routes. As a result, approximately 49% of the OXXO store chain’s total sales in Mexico consist of products that are delivered directly to the stores by suppliers. Other products with longer shelf lives are distributed to stores by Proximity Americas Division’s Mexican distribution system, which includes 22 regional warehouses located in Mexicali, Jalisco, Tabasco, Obregón, Puebla, Querétaro, Chihuahua, Reynosa, Tampico, Tijuana, Toluca, Veracruz, Coahuila, Culiacán, Baja California Sur, Yucatán, Aguascalientes, Guanajuato, two in State of Mexico and two in Monterrey. Additionally, there are three warehouses in Colombia, and one in each of Peru and Brazil. The Proximity Americas Division operates a fleet of approximately 1,239 trucks in Mexico dedicated to OXXO that make deliveries from the distribution centers to each store approximately two times per week.
Seasonality
OXXO stores in Mexico traditionally experience periods of high demand in December, as a result of the holidays, and in July and August, as a result of increased consumption of beer and soft drinks during these hot summer months. The months of November and February are generally the weakest sales months for OXXO stores. In general, the colder weather during these months in Mexico reduces store traffic and cold beverage consumption overall.

Proximity Europe Division

Overview

Proximity Europe Division has two main businesses, retail and food service. As of December 31, 2025, Proximity Europe Division had 2,755 multi-format outlets in Switzerland, Germany, Austria, Luxembourg and the Netherlands, with 13 different sales formats. Most of Proximity Europe Division’s outlets are organized as franchises and agencies.
The agency model is an entrepreneurial business model. Agency partners are independently responsible for the point of sales operations. Valora, a Swiss retail and food-service company that operates convenience stores, kiosks, and quick-service food outlets located mainly in high-traffic areas across several European countries, which was acquired by us in 2022, pays a commission to the agent for running the shop and paying the staff, meaning there is no staff for agencies on Valora’s payroll. In contrast to franchise stores, the inventory of agencies is owned by Valora and sales are recognized in Valora’s books (for franchise stores only a franchise fee is booked in Valora’s revenue).

Proximity Europe Division—Overview
Year Ended December 31, 2025

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2025		2025 vs.2024	2025		2025 vs.2024
Proximity Europe Division	Ps.	57,028	14.6%	Ps.	23,250	8.9%

The following is a summary of the key brands under which Proximity Europe Division is operated:

	Brand	# of Outlets as of December 31, 2025	Switzerland	Germany	Austria	Luxembourg	Netherlands	Predominant Model
Retail	avec	371	✓	✓				Agency
	ServiceStore DB	74		✓				Owned
	U-Store	24		✓				Franchise
	k kiosk	1,066	✓	✓		✓		Agency
	cigo	374		✓				Franchise
	Press & Books	180	✓	✓	✓	✓		Owned
	Total	2,089	✓	✓	✓	✓

	Brand	# of Outlets as of December 31, 2025	Switzerland	Germany	Austria	Luxembourg	Netherlands	Predominant Model
Food Service	BackWerk (including Back-Factory)	351	✓	✓	✓		✓	Franchise
	Brezelkönig	68	✓		✓			Agency
	Ditsch	170		✓				Agency
	Caffè Spettacolo	26	✓			✓		Owned
	Frittenwerk	51		✓				Owned
	Total	666	✓	✓	✓	✓	✓

Additionally, Proximity Europe Division provides financial services on a digital platform through its fintech bob Finance and has nineteen pretzel production lines in Germany, the U.S. and Switzerland.

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

(iv) Performance-oriented culture: The Proximity Europe Division relies on entrepreneurial operators and motivated staff to implement its strategy. It plans to further expand its entrepreneurial models, especially the agency model, along with the franchise model.

(v) Sustainability: The Proximity Europe Division pursues a comprehensive approach to sustainability in line with FEMSA’s sustainability strategy.

Store Formats

Proximity Europe Division uses thirteen sales formats, between its retail and foodvenience operations, which are principally small-scale points of sale that Proximity Europe Division seeks to locate at highly frequented locations.

Retail

k kiosk is a market leader in the convenience kiosk business, based on internal information of our main competitors; mainly supplying tobacco, lottery products, snacks and press. It also has a growing share of food, fresh products and a varied range of digital services offerings. As of December 31, 2025, k kiosk had 774 sales outlets in Switzerland, 225 sales outlets in Germany and 67 in Luxembourg, including own outlets, agencies and franchise stores.

cigo is a tobacco retailer also offering press products and a range of services for people on the move. As of December 31, 2025, cigo had 374 sales outlets in Germany, including own outlets, agencies and franchise stores.

avec provides a modern convenience format at highly frequented locations, for example train or service stations, with an extensive offering of fresh food and regional products. As of December 31, 2025, avec had 352 sales outlets in Switzerland and 19 sales outlets in Germany, including own outlets, agencies and franchise stores.

ServiceStore DB and U-Store are convenience formats located at Deutsche Bahn and U-Bahn (underground) as well as in major bus stations in Germany. As of December 31, 2025, ServiceStore DB had 74 sales outlets operated as own and franchise stores, and U-Store had 24 sales outlets, operated as own outlets, agencies and franchise stores.

Press & Books is a market leader in the German railway station bookshop market with an extensive press and selected book offering complemented by a range of services for people on the move, including an online shop with store pick up. As of December 31, 2025, Press & Books had 22 sales outlets in Switzerland, 143 sales outlets in Germany, seven in Luxembourg and eight in Austria, including own outlets and agencies.

Food Service

BackWerk (which includes Back-Factory) is Germany’s largest food service bakery concept with a broad and flexible range of snacks and a growing offering of fresh products. As of December 31, 2025, BackWerk (including

Back-Factory) had four sales outlets in Switzerland, 294 sales outlets in Germany, 19 in Austria and 34 in the Netherlands, which are mainly franchise stores.

Ditsch provides pretzels and other snacks at highly frequented locations in Germany. Brezelkönig sells high-end lye bread products, such as pretzels, baguettes, croissants, hot dogs and selected sandwich snacks. As of December 31, 2025, Ditsch had 170 sales outlets in Germany, mainly in agency format; Brezelkönig had 62 sales outlets in Switzerland and six in Austria, in agency and franchise format.

Caffè Spettacolo is an Italian-themed coffee bar concept operating its sales outlets as own and as agencies. As of December 31, 2025, Caffè Spettacolo had 24 sales outlets in Switzerland and two in Luxembourg.

Frittenwerk is a leading fast-casual dining format in Germany focusing on modern interpretations of Canada’s snack bar classic, poutine, with a fully developed self-service concept. As of December 31, 2025, Frittenwerk had 51 sales outlets in Germany, including owned outlets and franchise stores.

Proximity Europe Division is also one of the world’s leading producers of pretzels, based on internal information of our main competitors. It operates 19 production lines in Germany, the US and Switzerland. It primarily supplies a number of third-party food service customers as well as the retail and wholesale markets in addition to its own Ditsch, BackWerk and Back-Factory sales outlets in Germany, Brezelkönig branches in Switzerland and other Proximity Europe Division formats.

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

Health Division

Overview

The Health Division operates pharmacy services locations and related operations with 4,503 points of sale in Mexico, Chile, Ecuador and Colombia as of December 31, 2025.

Health Division—Overview
Year Ended December 31, 2025

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2025		2025 vs.2024	2025		2025 vs.2024
Health Division	Ps.	88,129	10.5%	Ps.	23,854	(0.8)%

Business Strategy
The Health Division’s vision is based on two core pillars. The first is the development of fully autonomous businesses with strong local capabilities, enabling them to respond effectively and efficiently to local risks, challenges, and opportunities, supported by teams with clear accountability. The second is the continuous enhancement of its value proposition and service offering by strengthening proximity to customers through an expanding store network, improved distribution capabilities, digital platforms and loyalty programs. This approach is intended to provide customers with a broader assortment, improved options and greater availability of medicines, personal care, beauty and other health and wellness products and services.
The Health Division has sustained its growth, primarily driven by its retail operations in Colombia, Ecuador and Chile, notwithstanding a challenging macroeconomic environment.
The priorities of the Health Division's new management include: (i) focusing on operational improvements and execution, (ii) addressing structural challenges and stabilizing operations in the Mexican market (rather than further expanding them), and (iii) optimizing the business portfolio balance between our core and institutional businesses in the Colombian market and (iv) launching a series of initiatives focused on more disciplined use of capital and commercial practices, with a focus on cashflow generation and return on invested capital.

Locations
As of December 31, 2025, the Health Division operated 4,503 locations, including 1,317 in Mexico, 1,049 in Chile, 1,078 in Ecuador and 1,059 in Colombia.
During 2025, the Health Division expanded its operations in Chile, Colombia, and Ecuador by opening 264 net additional locations, compared to the 2,922 locations operated as of 2024, reflecting a continued focus on the development of its retail business. In contrast, operations in Mexico underwent a significant restructuring process, which resulted in the closure of 422 net locations.
Expansion is primarily carried out in underserved areas, where our expansion models identify and prioritize attractive growth opportunities.
Competition
The Health Division operates in a highly competitive pharmacy retail market. Depending on the product category, its pharmacies face competition from a broad range of retail formats, including large chains, independent pharmacies, supermarkets, online retailers, and convenience stores. In Mexico, the principal competitors include Farmacias Guadalajara, Farmacias del Ahorro, and Farmacias Benavides. In Chile, the leading chains are Farmacias Ahumada and Salcobrand. In Colombia, key competitors include La Rebaja, Unidrogas, Olímpica, Cafam, Colsubsidio, and Farmatodo. In Ecuador, the principal competitors are Grupo Difare and Farmaenlace. The low‑cost segment is expanding rapidly, with Farmacias Similares as the dominant player in Mexico and Chile, which has recently begun expanding its operations in Colombia.
Market and Location Characteristics
Market Characteristics
The pharmacy services locations market in Mexico is highly fragmented, comprising national and regional chains, independent pharmacies, supermarkets and other informal neighborhood drugstores. We are a relatively small participant in the market, representing 2.8% of the total number of pharmacy services locations in Mexico with a presence in 12 of 32 states in the country.

The market in Colombia is slightly less fragmented and generally consists of national and regional chains. The national healthcare system in Colombia covers a large portion of the country’s population and operates through Health Promoting Entities (Entidades Promotoras de Salud). The public healthcare sector is undergoing significant transformations in the country and proper assessments are underway to find our optimal business portfolio mix. We see increased opportunities for sales in the retail market, as a result of challenges and pressures with respect to supply in the national healthcare system.

In Chile, the market is more concentrated, and through Cruz Verde, the Health Division is the leading player. We also operate B2B businesses: we are the primary distributor to independent pharmacies and a significant participant in institutional markets, both private (clinics and medical centers) and public (hospitals). The Chilean market continues to represent an attractive growth opportunity.
In Ecuador, the market is highly competitive, and our Health Division, through Corporación GPF, is among the leading operators in the country, along with Difare and Farmaenlace. The market continues to experience steady organic growth, and we and our competitors participate in retail, franchises and distribution, all of which present attractive growth opportunities for the Health Division.
Location Characteristics
The Health Division’s pharmacy services locations are operated under the following trade names: Farmacias YZA, Farmacias Moderna and Farmacias Farmacon in Mexico; Fybeca and Sana Sana (low cost) in Ecuador; Farmacias Cruz Verde and Super Sana (low cost) in Chile and Farmacias Cruz Verde and La Rana que Sana (low cost) in Colombia. The Health Division also operates beauty stores in Chile under the trade name Maicao. The average size of the Health Division’s locations is 127 square meters in Mexico, 164 square meters in Chile, 125 square meters in Colombia and 160 square meters in Ecuador, including selling floor and storage area. On average, each pharmacy service location has between three and ten employees depending on the size of and traffic into the location. Patented and generic pharmaceutical drugs, beauty products, medical supplies, wellness, and personal care products are the main products sold at the Health Division’s locations.
Advertising and Promotion
The Health Division’s marketing efforts for its pharmacy services location include both targeted product promotions and brand-building advertising campaigns. These initiatives are designed to increase location traffic, improve access, and strengthen brand recognition and market positioning. In Chile, pharmaceutical advertising through mass media is subject to regulatory restrictions. However, the promotion of over-the-counter products is permitted through point-of-purchase materials, flyers and printed catalogs. In addition, television, radio, print media and digital platforms are used for seasonal and promotional campaigns, in compliance with applicable regulations.
Inventory and Purchasing
The operations of our Health Division are focused on aligning purchasing and logistics processes with consumer needs. A key competitive advantage is the Health Division’s robust logistics network, which is based on an integrated, end‑to‑end view of the supply chain. In Chile, the Health Division operates two distribution centers, the largest of which is a modern facility equipped with advanced technology that services both owned and third‑party pharmacies, as well as healthcare institution customers nationwide. In Colombia and Ecuador, the Health Division operates two distribution centers, one in each country, which serve all its locations nationwide.
In Mexico, the Health Division currently operates two distribution centers across the country. One distribution center primarily serves pharmacies in northwestern Mexico and the other supports operations in the southeastern region. The Health Division also relies on third‑party distributors for certain products in Mexico.
Seasonality
The Health Division’s sales are subject to seasonality, with pharmaceutical drug sales influenced by the timing and severity of the cough, cold, and flu season. Revenues generally increase during the winter months; however, this effect may be partially offset in certain regions of Mexico by extreme weather associated with the rainy season in December and January. Revenues from the Health Division’s operations in Chile, Colombia, and Ecuador tend to be higher in December, primarily driven by increased consumer demand for beauty and personal care products during the holiday period. Following the holidays, revenues typically decline modestly in January and February.

Fuel Division

Overview
The Fuel Division operates retail service stations for fuels, motor oils and other car care products. As of December 31, 2025, the Fuel Division operated 552 service stations located in 17 states throughout Mexico, concentrated mainly in the northern region of Mexico.
Fuel Division—Overview
Year Ended December 31, 2025

	(in millions of Mexican pesos, except percentages)
	Total Revenues			Gross Profit
	2025		2025 vs.2024	2025		2025 vs.2024
Fuel Division	Ps.	67,195	2.8%	Ps.	8,191	3.2%

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

Service Station Locations
As of December 31, 2025, the Fuel Division operated 552 service stations, concentrated in the northern region of the country but with a presence in 17 states throughout Mexico.
Competition
Despite the existence of other groups competing in this sector, the Fuel Division’s main competitors continue to be small retail service station chains owned by regional family businesses and operating under the PEMEX banner, which compete in the aggregate with the Fuel Division in total sales, new station locations and labor. The biggest chains competing with the Fuel Division in terms of number of service stations are regional chains such as Petro-7 (operated by 7-Eleven Mexico), Corpo Gas, G500, Hidrosina, international players operating in Mexico through dealers, such as British Petroleum, Mobil, Valero and ARCO, among others.
Market and Store Characteristics
Market Characteristics
The retail service station market in Mexico has approximately 14,197 service stations and is highly fragmented. The majority of the retail service stations in the country are either owned by small regional family businesses or are other regional chains such as Petro-7 and G500. In recent years, however, international players such as British Petroleum, Mobil, Valero and ARCO have increased their network of franchised service stations in Mexico, and now also represent significant competition.
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
Seasonality
Traditionally, the Fuel Division experiences especially high demand during the second half of the year. The lowest demand is in January through April.
Other Businesses

Spin

Spin, which includes Spin by OXXO and Spin Premia, is FEMSA’s tech and innovation business unit aligned with the OXXO store network, focused on building a value-added digital and financial ecosystem for end customers and businesses, while enabling and leveraging FEMSA's strategic retail assets in Mexico. Spin’s value proposition aims to help people and businesses solve their daily needs and do more with their money, through hyper-personalized products, services, and experiences. This includes solutions such as:
•Fintech for Consumers: Spin by OXXO is a debit card and digital wallet designed to offer frictionless payment solutions and consumer lending opportunities to customers, making everyday transactions seamless and efficient.
•Digital Solutions for Businesses: Payment method solutions for micro, small, and medium sized businesses and independent merchants in Mexico, complemented by value-added financial services.
•Loyalty: Our strategy seeks to further develop the Spin Premia loyalty program, rewarding OXXO customers for their day-to-day spending while strengthening engagement across the ecosystem.
Spin does not meet the quantitative thresholds according with IFRS in relation with FEMSA’s consolidated financial results to be considered as a separate reportable segment, therefore, its financial results are included in our Other Businesses segment.
Bara

Bara is a proximity discount grocery business whose value proposition is based on a low-cost model to provide consumers with a selection of national and private label products at the most competitive prices. We are developing Bara in the Jalisco and Bajio regions and expanding its presence in the northern region of Mexico, allowing us to build a strong market position and leverage our deep understanding and operational expertise in these markets. As of 2025, Bara operated 636 stores across the states of Jalisco, Guanajuato, Nuevo León, Aguascalientes, Hidalgo, Querétaro and San Luis Potosí in México.

Description of Property, Plant and Equipment

As of December 31, 2025, Coca-Cola FEMSA owned 55 bottling plants. By country, as of such date, Coca-Cola FEMSA had 27 bottling plants in Mexico, seven in Central America, seven in Colombia, 11 in Brazil, two in Argentina and one in Uruguay. As of December 31, 2025, Coca-Cola FEMSA operated 256 distribution centers, of which 137 were in its Mexican territories. As of such date, Coca-Cola FEMSA owned 46 of the total distribution centers and leased the remainder. This calculation considers owned and third-party distribution centers managed by Coca-Cola FEMSA in Mexico.
As of December 31, 2025, Proximity Americas Division owned approximately 11.1% of OXXO store properties in Mexico, while the remaining stores are located on leased properties and substantially all of its distribution centers are under long-term lease arrangements with third parties.

As of December 31, 2025, Proximity Europe Division owned four manufacturing facilities in Germany, the U.S., and Switzerland, with one additional manufacturing facility under construction to produce bakery products, mainly pretzels. In addition, Proximity Europe Division owned its sales outlets’ store equipment.

As of December 31, 2025, the Health Division leases six distribution centers, two of which are in Chile, two in Mexico, one in Colombia and one in Ecuador, and it also has one manufacturing facility for pharmaceuticals in Chile. Most of the Health Division’s locations are under lease arrangements with third parties.

Capital Expenditures

Our consolidated capital expenditures, net of disposals for the years ended December 31, 2025, 2024 and 2023 were Ps. 45,315, Ps. 51,069, and Ps. 38,611 million, respectively, which were primarily funded with cash from operations generated by our subsidiaries. These amounts were invested in the following manner:

	Year Ended December 31,
	2025		2024		2023
		(in millions of Mexican pesos)
Coca-Cola FEMSA	Ps.	27,059	Ps.	29,553	Ps.	21,396
Proximity Americas Division		13,721		16,239		13,387
Proximity Europe Division		1,938		2,270		1,654
Health Division		1,608		1,835		1,750
Fuel Division		208		398		186
Other (1)		781		774		238
Total (2)	Ps.	45,315	Ps.	51,069	Ps.	38,611

(1)Includes consolidation adjustments.
(2)The disposals of property, plant and equipment for 2024 and 2023 are for Ps. 150, and Ps. 400, respectively.

Coca-Cola FEMSA
In 2025, 2024 and 2023 Coca-Cola FEMSA focused its capital expenditures on investments in (i) increasing production capacity; (ii) increasing distribution capacity and efficiency; (iii) placing coolers with retailers; (iv) returnable bottles and cases; and (v) information technology.
Proximity Americas Division
Proximity Americas Division’s principal investment activity is the construction and opening of new stores and refurbishment of existing stores, which are mostly OXXO Stores. During 2025, Proximity Americas Division opened 1,348 new stores and permanently closed 223, resulting in 1,125 net new OXXO stores.
Proximity Americas Division invested Ps. 13,721 million in 2025 in the addition of new stores, warehouses and improvements to leased properties, renewal of equipment and information technology related investments.
Proximity Europe Division
During 2025, Proximity Europe Division’s principal investment activity was the rebranding of stores to avec format, refurbishment of existing stores across Europe, as well as maintenance of the production facilities.

Health Division
The Health Division’s primary investments relate to the opening of new locations and the maintenance of existing locations in the countries where it has operations. During 2025, the Health Division closed 443 locations in Mexico and opened 361 new locations in Chile, Colombia and Ecuador. The Health Division's capital expenditures for 2025 totaled Ps. 1,608 million and included investments in location openings and maintenance, technology, and supply chain improvements.
Fuel Division
During 2025, the Fuel Division invested Ps. 208 million on capital expenditures, mainly in maintenance of service stations and IT systems.
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
Regulatory matters related to Coca-Cola FEMSA are included in Item 4, pages 31-39, of Coca-Cola FEMSA’s Form 20-F filed on April 15, 2026, which pages in relevant part are hereby incorporated by reference.
Tax Reforms
Mexico
A new tax reform applicable to fiscal year 2026 was enacted in Mexico during December 2025. The main considerations that are relevant for the Company and its subsidiaries are the following:
•As of January 1, 2026, the special tax applicable to the production, sale and import of beverages with added sugar and HFCS is increased to Ps. 3.0818 per liter. Additionally, a new fee of Ps. 1.50 per liter was established for beverages containing non-caloric sweeteners. These excise tax rates will be in effect until December 31, 2026, and will thereafter be subject to an annual increase based on the previous year’s inflation rate.
•Elimination of the exemption of securing tax claims when taxpayers file an Administrative Appeal (Recurso de Revocación) before the tax authorities.

•As a transitional measure applicable to fiscal year 2026, a six-month period is granted for the resolution of such appeals without the obligation to provide a guarantee. If the appeal is not resolved within this timeframe, taxpayers must secure the tax claim pursuant to the statutory order of priority and rules discussed above. This transitional measure is subject to renewal on an annual basis.

•Mexican tax authorities have expanded their enforcement powers to conduct specific tax audits targeting taxpayers that issue electronic tax invoices without the support of valid and legally substantiated transactions. If tax authorities determine that a taxpayer has engaged in such practices, the electronic tax invoices issued by that taxpayer may be deemed invalid, which could result in significant consequences, such as limitations to issuing invoices, restrictions on the ability to comply with certain tax obligations, and potential criminal exposure for both the issuer and, in certain circumstances, the recipients of such invoices.

•Tax authorities may publicly disclose on their official website a list of taxpayers identified as issuers of invalid or non-existent transaction invoices. Recipients of invoices issued by taxpayers included on such list are required to reverse or cancel any tax benefits derived from those invoices within 30 calendar days following the public disclosure, regardless of whether the recipient holds documentation purporting to support a legitimate transaction. Failure to comply with these requirements may result in temporary restrictions on invoicing activities, denial of access to certain tax procedures, and the initiation of additional administrative audits or inspections.

•In addition, Mexican tax authorities may temporarily restrict a taxpayer’s ability to issue electronic tax invoices when (i) the taxpayer has a final and non-appealable tax liability that has not been fully paid (including its related surcharges and penalties), and (ii) the aggregate amount of the electronic tax invoices issued by such taxpayer during the immediately preceding fiscal year, exceeds four times the historical amount of such unpaid tax liability.

Colombia
In 2023, a tax reform that was approved in December 2022 began to apply in Colombia. The main provisions of the reform are the following:
•Introduction of an excise duty on beverages with added sugar based on the following timetable:
◦From November 1, 2023 to December 31, 2023, a tax of 18 Colombian pesos (approximately Ps. 0.09 as of December 31, 2025) was applied to beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 35 Colombian pesos (approximately Ps. 0.17 as of December 31, 2025) was applied to beverages with more than 10 grams of added sugar per 100 ml;
◦From January 1, 2024 to December 31, 2024, a tax of 28 Colombian pesos (approximately Ps. 0.13 to December 31, 2025) was applied to beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 55 Colombian pesos (approximately Ps. 0.26 as of December 31, 2024) was applied to beverages with more than 10 grams of added sugar per 100 ml;
◦From January 1, 2025 to December 31, 2025, a tax of 38 Colombian pesos (approximately Ps. 0.18 as of December 31, 2025) will apply to beverages containing between 5 grams and 9 grams of added sugar per 100 ml and a tax of 65 Colombian pesos (approximately Ps. 0.31 as of December 31, 2025) will apply to beverages with more than 9 grams of added sugar per 100 ml;
◦From January 1, 2026 to December 31, 2026, a tax of 40 Colombian pesos (approximately Ps. 0.19 to December 31, 2025) will apply for beverages containing between 5 grams to 9 grams of added sugar per 100 ml and a tax of 68 Colombian pesos (approximately Ps. 0.33 as of December 31, 2025) will apply for beverages with more than 9 grams of added sugar per 100 ml. This tax will be adjusted annually according to the same percentage used to update the Tax Value Unit, as defined below. For 2026, the Tax Value Unit is 52,374 Colombian pesos (approximately Ps. 258.59 as of December 31, 2025); and
◦Ultra-processed foods: 10% (2023) on the value of the product, 15% (2024), 20% (2025 onwards) on the value of products high in added sugars, sodium or saturated fats.
•Introduction of a tax on single-use plastics, with a rate of 0.00005 on one “Tax Value Unit” per gram of plastic. One Tax Value Unit is equivalent to 49,799 Colombian pesos (approximately Ps. 225.91 as of December 31, 2024). This tax is applicable to our products that are not considered part of the basic shopping basket. However, this tax can be waived with a circular economy certification that will be issued in case recycled resin is incorporated into the packaging. In 2023, the Constitutional Court of Colombia issued a resolution (Resolution C-526/23) requiring that the producer of single-use plastics be responsible for the payment of this tax.
•Increase in the income tax rate as of January 1, 2023, from 20.0% to 35.0%, on taxable income obtained from free zones within Colombia. This change took effect on January 1, 2026 for free zone companies with a revenue increase of 60.0% in 2022 compared to 2019. However, the Constitutional Court of Colombia ruled that this law will not apply to entities that obtained approval to be considered a free zone company prior to December 13, 2022, as is the case of our Colombian subsidiaries.
•Elimination of the possibility of offsetting municipal sales taxes against income tax.
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

In February 2025, the Colombian government issued a decree containing temporary tax measures applicable from February 22, 2025 to December 31, 2025. Such decree imposes a stamp tax rate of 1.0% for public and private documents exceeding 6,000 Tax Value Units (approximately Ps. 1,434,211.20 as of December 31, 2025) that are subscribed, modified or extended and are granted or accepted in Colombia, or granted abroad but executed with Colombian jurisdiction. This stamp tax is no longer applicable as of 2026.
In February 2026, the Colombian government issued a decree containing temporary tax measures applicable from January 1 to December 31, 2026. Such decree introduced, among other provisions, a net wealth tax (impuesto al patrimonio) that took effect as of March 31, 2026. The tax is assessed based on an entity’s equity and is subject to a rate of 0.5%; the payment may be made in two installments of 50.0% each, due in April and May.
Costa Rica
On January 1, 2023, a tax reform became effective that reintroduced the standard debt and credit system for producers, wholesalers and retailers at a tax rate of 13.0%. Further, whereas producer and importers were previously responsible for collecting value-added taxes on carbonated beverages from supply chain participants, following this reform, wholesalers and retailers assume their own collections obligations. Accordingly, Coca-Cola FEMSA's Costa Rican subsidiary is no longer responsible for collecting such tax throughout the entire supply chain.
Brazil
In early 2017, Brazil’s Federal Supreme Court ruled that value-added tax should not be used as a basis for calculating federal sales tax, resulting in a reduction of federal sales tax. Our subsidiaries in Brazil initiated legal proceedings to confirm their right to calculate federal sales tax without using value-added tax as a basis, in accordance with the initial ruling of the Supreme Court, obtaining a final favorable resolution in 2019. However, Brazilian tax authorities appealed the decision, and their appeal was rejected in May 2021. Under the favorable 2019 resolution, federal sales and production taxes resulted in an average of 14.6% on net sales in 2024 and 2025.
As of December 31, 2025, Brazil imposes a value-added tax on the sale of sparkling beverages of 16.0% in the state of Rio de Janeiro, 17.0% in the state of Santa Catarina, 18.0% in the states of São Paulo, Minas Gerais, Rio Grande do Sul and Parana, 19.0% in the state of Goias and 20.0% in the state of Mato Grosso do Sul. The states of Rio de Janeiro, Goias, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil, the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of its retailers in Brazil, based on average retail prices for each state where it operates, defined primarily through a survey conducted by the government of each state, which for Coca-Cola FEMSA amounted to an average taxation of approximately 17.0% over net sales in 2025.
In December 2023, the Brazilian government published an interim measure establishing the amount of tax credits subject to a final and unrepealable judicial decision, pursuant to which any credit exceeding 10 million Brazilian reais (approximately Ps.33.7 million as of December 31, 2024) can only be applied on a monthly basis up to 1/60 of the total value of the tax credit.
Furthermore, in December 2023, the Brazilian government published a constitutional amendment enacting a broad tax reform that will replace the current indirect tax system in Brazil with a new system to be phased in starting on January 1, 2026 and fully adopted by 2033. The municipal service tax, state value-added tax and federal sales tax will be replaced by a dual value-added tax, composed of the federal “CBS” and the state and municipal "IBS". This dual value-added tax will apply to all tangible and intangible goods, rights and services and will be calculated based on the amount charged at the location where goods are consumed or the rights or services are provided. The system will be non-cumulative, allowing tax credits from previous transactions. Initially, there will be a standard rate for all goods and services, with reductions ranging from 100.0% to a 30.0% discount for sectors such as education, health, public transportation and food products. Federal, state and municipal governments may define specific rates, and the final rate will be the sum of the IBS and CBS rates.
On January 1, 2024, new transfer pricing rules that were previously published in December 2022, and relevant guidelines required to comply with such rules, became effective. These rules aim to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development (the “OECD”).

On January 1, 2024, a law published in December 2023 became effective, establishing that any subsidies granted by municipalities or the states should be taxed by the income tax and social contribution at the combined tax rate of 34.0% and will be subject to other contributions at a combined tax rate of 9.25%. In addition, the law establishes that federal Brazilian government will grant an income tax credit of 25.0% on the municipality or state subsidy, limited to the lower of (i) 25.0% of the tax benefit itself or (ii) 25.0% of the depreciation of such assets applied on approved development or expansion projects which caused such subsidy, provided that certain conditions are met. In response to a legal action initiated by Coca-Cola FEMSA's Brazilian subsidiary, a federal court issued a favorable ruling excluding tax incentives recorded as capital reserves from the taxable base established by the new legislation.

In December 2024, Congress approved the complementary law establishing the foundation of the new regulations, which was approved by the President of Brazil in January 2025. The reform also includes the creation of a Selective Tax (“IS”) on products such as sugary beverages starting in 2027. This tax will be single-phase (charged only once), will not generate tax credits, and will be included in the tax base of other levies. The federal production and sales tax will be reduced to zero, except for products from the Manaus Free Trade Zone, which has remained at a rate of 8.0% since May 2022.Further regulations detailing the dual value-added tax and IS will be issued, however as of the date of his annual report, neither rate has been defined. Additionally, the reform establishes five-year reviews of the combined CBS and IBS rates. If the total exceeds 26.5%, the government must propose a reduction to Congress.
In December 2024, the Brazilian government published a law, which established the Additional Social Contribution on Net Profit (“Additional CSLL”) and introduced the Qualifsied Minimum Domestic Complementary Tax (“QDMTT”) method, in alignment with the OECD Pillar Two rule. This Additional CSLL aims to guarantee a minimum taxation of 15% for large multinational groups and began applying in January 2025, with the first payment to be made in 2026. As of the date of this annual report, is not expected to be applicable to Coca-Cola FEMSA's Brazilian subsidiary. However, the legislation requires an annual assessment to determine its applicability in future periods

In June 2025, a new decree related to the Financial Transaction Tax (“IOF”) was enacted in Brazil. The decree increased the IOF rate applicable to foreign exchange, credit, cross-border payments, remittances and other financial transactions to rates of up to 3.5%, depending on the nature of the transaction.

In November 2025, the Brazilian government enacted new tax legislation requiring Brazilian legal entities to withhold income tax on certain dividend distributions commencing on January 1, 2026. Dividends paid to non-resident shareholders and certain resident individuals will be subject to a 10.0% withholding income tax upon payment, crediting, delivery, employment or remittance. The legislation provides for a transitional regime pursuant to which dividends related to profits accrued and formally approved for distribution on or before December 31, 2025 will remain exempt of such withholding, provided that such dividends are paid, credited, delivered, employed and remitted no later than December 31, 2028.
From January 1, 2026, dividend distributions made by Brazilian legal entities will be subject to an ISR withholding of 10%, except on accumulated earnings available as of December 31, 2025 as long as they are distributed or used before December 31, 2028.
Argentina
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

Ecuador
Due to recent developments in Ecuador regarding insecurity, the government decreed the payment of a temporary contribution for the years 2024 and 2025, equivalent to 3.25% of the income tax base for the fiscal year 2022. Similarly, to finance measures to address the country’s internal conflict, the government decreed an increase in the VAT from 12.0% to 15.0%.
The profit attributable to new investments made during 2024 and 2023 can benefit from a 3.0% or 5.0% decrease in the calculation of income tax. Since 2024, a self-withholding regime (advance income tax) was established for large taxpayers where rates of between 1.25% and 2.25% of total sales were established for the pharmaceutical retail sector. The year 2025 closed with a rate of 1.25% of total sales as an advance payment for this concept.
Since 2025, the general rate of the Foreign Exchange Exit Tax ("ISD") is 5%, however, by presidential decree the differentiated rate of 2.5% and 0% is established for the payment of imports of certain types of productive goods and pharmaceutical products, as established by the corresponding ministry of state.
As of 2025, the government ordered the payment of a percentage between 0.75% and 2.5% on account of the amount of undistributed profits that an entity registers as of July 31 of each year. This value may be considered a tax credit under certain conditions or may be converted into final tax.
As for the distribution of profits to non-resident shareholders in Ecuador, by Ecuadorian companies, since September 2025 it is directly subject to the 10% rate.
Uruguay
In December 2025, the Uruguayan government enacted legislation introducing a Domestic Minimum Top-up Tax (“IMGD”) within the framework of the OECD Pillar Two global minimum tax initiative. The IMGD is designed to ensure a minimum effective taxation level of 15.0% on qualifying entities, and applies where the effective tax rate, as determined under the applicable OECD Pillar Two rules, is below such threshold. As of the date of this annual report, this tax is not expected to apply to our Uruguayan subsidiary. However, the legislation requires an annual assessment to determine its applicability in future periods.
Antitrust Legislation
We are subject to antitrust legislation in the countries where we have operations. Certain relevant acquisitions or divestitures of businesses may be subject to the requirement to obtain certain authorizations from the relevant authorities.
The Federal Antitrust Law (Ley Federal de Competencia Económica) regulates monopolistic and anti-competitive practices in Mexico and requires approval of certain mergers and acquisitions that exceed certain amounts or that may have anti-competition effects. The Federal Antitrust Law subjects the activities of certain Mexican companies, including us, to regulatory scrutiny. In 2025, the National Antirust Commission (Comisión Nacional Antimonopolio) was created as the new regulatory agency replacing the Federal Antitrust Commission (Comisión Federal de Competencia Económica, or “COFECE”). The National Antitrust Commission has technical and operational autonomy to oversee and sanction monopolistic and anticompetitive practices across all sectors and markets in Mexico, and it is empowered to regulate essential facilities, order the divestment of assets and eliminate barriers to competition. The new agency also has the authority to set higher fines for violations of the Federal Antitrust Law, implement important changes to rules governing mergers and anti-competitive behavior, and limit the availability of legal defenses against the application of the law. Accordingly, since October 2025, the National Antitrust Commission has been the authority responsible for carrying antitrust regulatory functions in Mexico.
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
In 2025, 64.8% of Proximity Americas Division’s total energy requirements in Mexico were obtained from renewable energy sources.
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
Energy Regulations
We believe that the Fuel Division is in material compliance with the relevant Security, Energy and Environment Agency (the Agencia de Seguridad, Energia y Ambiente, or “ASEA”) and CNE regulations and administrative provisions. As part of the secondary legislation in connection with the Mexican Energy Reform, the ASEA was created as a decentralized administrative body of SEMARNAT. ASEA is responsible for regulating and supervising industrial and operational safety and environmental protection in the installations and activities of the hydrocarbons sector, which includes all our Fuel Division operations. Additionally, the CNE is the regulatory body responsible for the authorization of sale of fuel to the public at gas stations.
Effective as of July 2020, the now extinct Energy Regulatory Commission (Comisión Reguladora de Energía, or “CRE”) approved an increase to transmission fees payable by entities that generate energy from renewable sources or efficient cogeneration sources. While this increase applies directly to the energy producers of such projects, end-users, such as ourselves, may face increases in our costs for energy consumption from such energy producers. A number of legal recourses against this increase were filed by the energy producers (including our energy providers). The matter was resolved in a definitive manner in favor of the energy producers, and, as a result, the increase to the transmission fees was not and will not be applied.

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

In December 2024, a reform was published in the Mexican Federal Official Gazette (Diario Oficial de la Federación), establishing the creation of the Mexican National Energy Commission (Comisión Nacional de Energía), an agency of the Ministry of Energy (Secretaría de Energía), which has since replaced the CRE.

In February 2025, a new Mexican Electricity Sector Law (Ley del Sector Eléctrico) was enacted, replacing the Electricity Industry Law (Ley de la Industria Eléctrica), which had been in force since August 2014. Additionally, a Mexican National Energy Commission Law (Ley de la Comisión Nacional de Energía), a Federal Electricity Commission State Public Company Law (Ley de la Empresa Pública del Estado, Comisión Federal de Electricidad) and an Energy Planning and Transition Law (Ley de Planeación y Transición Energética) were also enacted, and the Federal Public Administration Organic Law (Ley Orgánica de la Administración Pública Federal) was amended. These laws introduce significant regulatory changes affecting the electricity sector, including modifications to market structure, generation, distribution, and private sector participation.

During 2025, we engaged in discussions with the Ministry of Energy and the CNE with the aim of enabling private-sector participants who currently operate under the self-supply regime to transition to the wholesale electricity market (Mercado Eléctrico Mayorista). The CNE, jointly with the National Commission of Regulatory Improvement (Comisión Nacional de Mejora Regulatoria), published a draft of the Guidelines for the Voluntary and Expedited Migration of Self-Supply, Cogeneration, and Independent Power Production Projects to the Regimes Provided for under the Electricity Sector Law (Lineamientos Para La Migración Voluntaria y Expedita de Autoabastecimiento, Cogeneración y Producción Independiente a las Figuras Previstas en la Ley del Sector Eléctrico), which addresses the migration to the wholesale electricity market or to Federal Electricity Commission (the Comisión Federal de Electricidad) Basic Supply. While this draft of the guidelines reflects the Government’s main objective, we believe that, as currently proposed, the guidelines lack sufficient regulatory certainty and do not address the necessary economic conditions to enable a viable migration for private-sector participants.

Health Regulations

Mexico

General Health Law (Ley General de Salud)

On March 30, 2022, Articles 225 and 226 Bis 1 of the General Health Law were modified and now provides that the prescribers of medication are obliged to prescribe medication by generic names, avoiding the prescription of brand-name medication when a generic option is available in the market. While these modifications could potentially boost the sales of generic controlled (scheduled) medication, which is typically sold at lower retail prices, as of December 31, 2025, the Mexican government had yet to issue the necessary regulations required for the implementation of these amendments.

Colombia

Health Reform Bill (Ley de Reforma a la Salud)

During 2025, the Colombian Congress discussed a healthcare bill that would have substantially modified the structure of the national health system and the operational framework applicable to pharmacy services. The proposed legislation contemplated a comprehensive overhaul of the public healthcare insurance system, including a potential reduction or elimination of the role of the Health Promoting Entities (Entidades Promotoras de Salud, or “EPS”) as intermediaries. In addition, the bill proposed extensive measures to reorient the health system toward primary and preventive care, particularly in rural and suburban areas that are currently underserved. The bill was ultimately dismissed in December 2025.

Regulations on the Pharmaceutical Operators (Gestores Farmacéuticos)

In 2025, Colombia passed new regulations directed at governing the legal framework of pharmaceutical operators, establishing financial portfolio, asset and management requirements, and which are expected to be implemented by May 2026.

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

Fintech Regulations

Our digital business initiatives in Mexico are regulated through the Law to Regulate Financial Technology Institutions (Ley para Regular las Instituciones de Tecnología Financiera) enacted on March 2018, which establishes a regulatory framework for financial technology institutions that offer financial products through digital means and aims to promote financial inclusion, protect consumers, and foster competition in the Mexican financial sector. These services contemplate the issuance, administration and redemption of electronically registered money balances to make payments and transfers. Providing these services require an express authorization issued by the National Banking and Securities Commission together with the Ministry of Finance and Public Credit and the Banco de México.

In addition, we have other digital solutions within our Spin ecosystem that are not regulated activities, such as Spin Premia and Lending.

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

Other Regulations
In September 2024, a constitutional reform overhauling the judicial system in Mexico became effective, introducing a judiciary tribunal with power to supervise and sanction judges, and providing for the election of all federal judges, magistrates and ministers by popular vote, starting with first election of federal judges on June 1, 2025.

In March 2026, the Mexican government approved a constitutional amendment reducing the statutory maximum workweek from 48 hours to 40 hours, among other related labor reforms. This reform is expected to be implemented gradually over a period of five years, with full implementation targeted by 2030. Although secondary legislation and implementing regulations have yet to be issued, compliance with the new framework may require adjustments in our operations and may increase our labor costs and affect our business, financial condition or results of operations in Mexico.

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
Overview of Events, Trends and Uncertainties

Management currently considers the following events, trends and uncertainties to be important to understanding our results of operation and financial position during the periods discussed in this section:
•Coca-Cola FEMSA’s results were affected by changes in economic conditions in Mexico, Brazil, and in the other countries where it has operations. For the year ended December 31, 2025, 74.9% of their total revenues were attributable to Mexico and Brazil. Some of these economies continue to be influenced by the U.S. economy, and therefore, deterioration in economic conditions in the U.S. economy may affect these economies. Deterioration or prolonged periods of weak economic conditions in the countries where Coca-Cola FEMSA conducts operations may have, and in the past have had, a negative effect on Coca-Cola FEMSA and a material adverse effect on its results and financial condition. Coca-Cola FEMSA’s business may also be significantly affected by the interest rates, inflation rates and exchange rates of the local currencies of the countries where it has operations. Decreases in growth rates, periods of negative growth and/or increases in inflation or interest rates may result in lower demand for Coca-Cola FEMSA products, lower real pricing of its products or a shift to lower margin products. In addition, an increase in interest rates would increase the cost to Coca-Cola FEMSA of variable rate funding, which would have an adverse effect on its financial position.
•Proximity Americas Division navigated a dynamic consumer landscape throughout 2025. OXXO Mexico had a challenging first half, impacted by adverse weather conditions and a continuation of a soft consumer environment, which resulted in lower traffic. However, the second half saw an improvement over the first half of the year as the division realigned its execution initiatives to better meet current consumer needs. Nevertheless, the division saw a significant improvement in gross margin driven by higher commercial income revenue and sustained growth in our high-margin service categories, which continues to gain relevance in the channel, coupled with the improvement in Latam which reflected the benefits of scale and more disciplined commercial negotiation with suppliers. While operating expenses increased, mainly reflecting higher labor costs and minimum wage increases in Mexico, effective expense management allowed operating margin to remain relatively stable during the year. In South America, expansion strategies varied by market. In Colombia and Brazil, the business expansion was measured as we refine processes in our stores and manage the separation of our joint venture in Brazil, Grupo Nós, keeping strong same-store sales growth, while in Chile and Peru, expansion was put on hold since last year to focus on improving results. The division also benefited from an increase in average ticket, with mixed performance in the first half of the year of the gathering-related consumer categories, offset by a recovery in the second half from our efforts to improve competitiveness in our thirst, gathering and impulse occasions. Despite this, Proximity Americas Division saw top line growth for OXXO operations in Mexico, mainly reflecting store expansion, complemented by a recovering same-store sales growth in the latter half of the year. Furthermore, Proximity Americas Division paused its pace of expansion in Chile and Peru. In the U.S. market, after a full year of consolidating the Delek acquisition in October 2024, our expansion strategy will focus more on inorganic opportunities. During 2025, Proximity Americas Division’s joint venture in Brazil with Raízen, Grupo Nós, decelerated its pace of expansion. As of December 31, 2025 this joint venture had 1,829 stores in Brazil, including 607 company-owned and operated OXXO stores. As of February 2, 2026, the division completed the separation of the Grupo Nós joint venture with Raízen, with Proximity Americas Division assuming full ownership of all OXXO stores in Brazil under the separation agreement.
•In 2025, the Proximity Europe Division delivered strong operating results, driven by the positive performance of its retail operations, particularly in Switzerland, despite continued consumer weakness in our foodservice segment. Results also benefited from favorable translation effects, as the appreciation of both the Swiss Franc and the Mexican peso against the U.S. dollar resulted in a net positive currency impact. This was partially offset by lower sales in the business-to-business ("B2B") foodservice segment. Strict cost management and operational efficiencies allowed Proximity Europe to improve results within a challenging economic environment. As of December 31, 2025, the Proximity Europe Division had reached 2,755 points of sale.
•The Fuel Division benefited from a sustained increase in consumer mobility driving solid growth in same-station sales during 2025. This volume growth was supported in part by industry-wide price caps on unleaded gasoline, which boosted demand but resulted in weaker pricing dynamics. In response, the Fuel Division implemented procurement savings and operating efficiencies to offset the impact of these price constraints. Additionally, a decline in lower-margin wholesale volumes contributed to an improvement in price mix. As a result, through disciplined expense management, capital deployment and a leaner operating structure, the Fuel Division was able to sustain and grow profitability.
•The Health Division delivered consolidated revenue growth, reflecting strong performance in our retail business in Colombia, steady profitability in Chile, and positive trends in Ecuador. This was offset by a negative performance in the institutional business in Colombia and results in Mexico reflecting a continuingly challenging competitive environment and the strategic closure of stores. Currency appreciation against the Mexican peso supported results. In Chile and Ecuador, the Health Division maintained relevant competitive positions in both markets, while in Colombia, it accelerated growth in its retail format. Despite this growth in sales, profitability for the year was impacted by fixed costs in Mexico and expansion-related expenses. The Health Division will continue to use its integrated scale to drive profitability, grow our retail format in Colombia, continue to optimize its presence in Ecuador and restructure and adapt its operations to the competitive environment in Mexico, while also maintaining its relevant market position in Chile.
•Spin redefined its ecosystem as a model centered on OXXO Mexico, strengthening the alignment between Spin and the store network. This redefinition will enable the integration of digital and physical capabilities, combining payments, loyalty, data, services, consumer lending opportunities and talent into an aligned value proposition embedded directly into the store experience. As part of this strategic refinement, Spin will not pursue third-party partners for the Premia loyalty platform.
•As part of our FEMSA Forward strategy:
•in 2023, we sold 13.9% of economic interests in Heineken, retaining an economic interest of less than 1%;
•in October 2023, we merged Envoy Solutions with Brady and retained an ownership stake of 37.08% in the combined entity;
•in November 2024, we completed the divestment of our refrigeration and foodservice equipment operations, Imbera and Torrey;
•in January 2025, we divested our plastic solutions business;
•in May 2025, we sold our remaining economic interest in Heineken;
•in July 2025, we completed the Solistica Logistics Transaction;
In addition:
•in February 2026, we completed the separation of the Grupo Nós joint venture in Brazil with Raizen. As a result of this transaction, we retained the OXXO stores, as well as the distribution center located in Cajamar, Sao Paulo, while Raízen retained the Shell Select stores;
•in March 2026, an all-equity merger transaction to combine BradyPLUS with Imperial Dade was concluded following a definitive agreement entered into in August 2025. As a result, FEMSA has retained approximately 18.75% ownership of the merged company.

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

Effects of Changes in Economic Conditions

Our results are affected by changes in economic conditions in Mexico, Brazil, the U.S. and the other countries where we have operations. For the years ended December 31, 2025, 2024 and 2023, 64.4%, 64.4% and 65.0%, respectively, of our total sales were attributable to Mexico. The participation of these other countries as a percentage of our total sales has not changed significantly during the last five years.

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
Beginning in the fourth quarter of 2024 and through 2025, the exchange rate between the Mexican peso and the U.S. dollar fluctuated from a low of Ps. 17.91 per US$1.00, to a high of Ps. 20.94 per US$1.00. At December 31, 2025, the exchange rate (noon buying rate) was Ps. 18.0057 per US$1.00. On April 17, 2026 this exchange rate was Ps. 17.2380 per US$1.00.
We have raw materials purchases and capital expenditures priced in U.S. dollars, in which a depreciation of the Mexican peso or local currencies in the countries where we have operations will increase our costs and investments. Further, an appreciation of the Mexican peso or local currencies generates savings in our costs for raw materials and investments.
In addition, we have U.S. dollar-denominated debt obligations, in which a depreciation of the Mexican peso relative to the U.S. dollar will increase our liability; moreover an appreciation of the Mexican peso reduce the corresponding liability. However, this effect could be offset by a corresponding appreciation or depreciation of our U.S. dollar-denominated cash position.
Liquidity and Capital Resources

Liquidity

As of December 31, 2025, 57.5% of our outstanding consolidated total indebtedness was at the level of our operating subsidiaries. Our principal source of liquidity has been cash flows from our operations. We have traditionally been able to rely on cash generated from the sales of Coca-Cola FEMSA and Proximity Americas Division, as well as the Fuel Division, whose sales are typically conducted on a cash basis or under short-term credit terms. For the year ended December 31, 2025, our net cash flow from operating activities before changes in operating accounts was Ps. 124,374 million. We always try to maintain sufficient cash flow to meet our short-term operating costs and short-term debt obligations by using our resources efficiently. For the year ended December 31, 2025, we had a negative working capital cash flow of Ps. 26,405 million. Further, this is related with payments to suppliers, as well as accounts receivable, in order to meet growth in anticipated sales, which is a significant cash requirement in our operation. We expect our working capital to be sufficient for our current operating cash requirements. However, our operating subsidiaries generally incur short-term indebtedness or are financed by balances from the holding company level if they are temporarily unable to finance operations or meet any capital requirements with cash from operations.
Other major cash requirements include obligations to support our ongoing operation, which consist primarily of salary and commissions expenses for employees and contractual obligations for our lease agreements mainly in Proximity Americas Division, Proximity Europe Division and Health Division. Additionally, we must face the repayment obligations with our debt holders through periodic payments, which include both principal and interest. We disclose the maturity dates associated with our short- term and long-term financial liabilities as of December 31, 2025, in Note 19 of our audited consolidated financial statements. We generally make payments associated with our financial obligations with cash generated from our operations.
Other principal uses of cash have generally been for capital expenditures, acquisitions, dividend payments, and share buybacks. We continuously evaluate opportunities to pursue acquisitions or engage in joint ventures or other transactions. We would expect to finance any significant future transactions with a combination of cash from operations, long-term indebtedness and issuance of shares.
If existing cash and cash generated from operations are insufficient to satisfy our liquidity requirements, we expect to continue financing our operations and capital requirements (e.g., acquisitions, investments or capital expenditures) with cash on hand, and domestic and international funding through bank loans at the level of our operating subsidiaries. Other than in these instances, it is generally more convenient that our foreign operations be financed directly through us because of the more favorable terms of our financing market conditions. Nonetheless, operating subsidiaries may decide to incur indebtedness in the future to finance their operations and working capital requirements or significant acquisitions, investments, or capital expenditures. As a holding company, we depend on dividends and other distributions from our subsidiaries to service our indebtedness.

A major decline in the business of any of our operating subsidiaries may affect their ability to fund their capital requirements. A significant and prolonged deterioration of the economies in which we have operations or in our businesses may affect our ability to obtain short-term and long-term credit or to refinance existing indebtedness on terms satisfactory to our management.
As of December 31, 2025, 2024 and 2023, our supplier financing was as detailed in the table below.

	2025		2024
Carrying amount of trade payables that are part of a supplier finance arrangement	Ps.	17,185	Ps.	10,590
Of which suppliers have received payment		8,668		22,001

2023
Ps.	2,416
823
For more information, see Note 21.11 to our consolidated financial statements.
The following is a summary of the principal sources and uses of cash for the years ended December 31, 2025, 2024 and 2023 from our consolidated statement of cash flows:
Principal Sources and Uses of Cash
Years ended December 31, 2025, 2024 and 2023
(in millions of Mexican pesos)

	2025		2024		2023
Net cash generated by operating activities	Ps.	71,080	Ps.	71,510	Ps.	49,679
Net cash (used in) generated by investing activities		(2,061)		(33,122)		132,292
Net cash used in financing activities		(92,000)		(84,049)		(92,552)
Dividends paid		(49,925)		(25,080)		(18,798)

Principal Sources and Uses of Cash for the Year ended December 31, 2025 Compared to the Year Ended December 31, 2024
Our net cash generated by operating activities decreased by Ps. 430 million to Ps. 71,080 million in 2025 compared to Ps. 71,510 million in 2024. This was primarily the result of:
•Operating cash flow from activities before changes in operating accounts increased by Ps. 18,092 million, due to the improved operating results at top line across all our business units in 2025, compared to 2024, as well as a more favorable year-over-year comparison in foreign exchange effects, which changed from a gain of Ps. 11,929 million in 2024 to a loss of Ps. 5,747 million in 2025. This was partially offset by impairments losses in 2024 in Proximity Americas and Health Division; and
•An increase in negative working capital of Ps. 17,076 million, primarily driven by higher payments to suppliers partially offset by favorable inventory purchasing dynamics in 2025, as compared to 2024.

Our net cash used in investing activities was Ps. 2,061 million for the year ended December 31, 2025, compared to Ps. 33,122 million used in investing activities for the year ended December 31, 2024, representing an overall decrease in cash outflows related to investing activities of Ps. 31,061 million. This was primarily the result of:
•Lower cash inflows from divestitures of Ps. 10,636 million, reflecting proceeds of Ps. 14,387 million in 2025 related to PTM, Heineken, and Solistica, as compared to Ps. 25,023 million in 2024 related to Imbera and Jetro Restaurant Depot;
•Lower cash outflows reflecting fewer business acquisitions year-over year of Ps. 7,517 million, as compared to 2024;
•Higher cash inflows of Ps. 26,995 million, primarily reflecting the settlement of short-term investments of Ps. 18,255 million in 2025, as compared to cash outflows of Ps. 8,740 million in 2024 related to the acquisition of short-term investments;
•Lower cash inflows from interest received of Ps. 4,375 million, as cash balances declined consistent with our FEMSA Forward strategy; and

•Lower cash outflows of Ps. 6,080 million related with discontinued operations in 2025, as compared to 2024.

Our net cash used in financing activities was Ps. 92,000 million for the year ended December 31, 2025, compared to Ps. 84,049 million used in financing activities for the year ended December 31, 2024, an overall increase in cash outflows related to financing activities of Ps. 7,951 million. This was primarily due to:
•Lower cash outflows of Ps. 7,947 million reflecting lower share repurchases as part of our capital allocation strategy, with repurchases of Ps. 12,364 million in 2025, compared to Ps. 20,311 million in 2024;
•Higher cash outflows of Ps. 24,845 million due to higher dividend payments, which totaled Ps. 49,925 million in 2025, compared to Ps. 25,080 million in 2024;
•Higher cash inflows of Ps. 10,126 million mainly due to higher proceeds from borrowings in 2025 of Ps. 11,333 million, as compared to Ps. 1,207 million in 2024;
•Lower cash outflows of Ps. 4,547 million due to lower payments of borrowings in 2025 of Ps. 1,817 million, as compared to Ps. 6,364 million in 2024;
•Higher cash outflows of Ps. 4,386 million due to lease payments, including interest paid. In 2025, amounting to Ps. 24,061 million, as compared to 19,675 million in 2024; and
•Higher cash outflows of Ps. 3,222 million due to acquisition of non-controlling interest in 2025, primarily related with Caffenio.

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
Consolidated Total Indebtedness

Our consolidated total indebtedness as of December 31, 2025 was Ps. 147,666 million compared to Ps. 148,204 million in 2024. Short-term debt (including maturities of long-term debt) and long-term debt were Ps. 20,674 million and Ps. 126,992 million, respectively, as of December 31, 2025, as compared to Ps. 6,722 million and Ps. 141,482 million, respectively, as of December 31, 2024 . Cash and cash equivalents were Ps. 107,980 million as of December 31, 2025, as compared to Ps. 139,834 million as of December 31, 2024.
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

Contractual Obligations

The table below sets forth our contractual obligations as of December 31, 2025.

	Maturity
	Less than						In excess
	1 year		1-3 years		3-5 years		of 5 years		Total
	(in millions of Mexican pesos)
Short-Term Debt
Mexican pesos	Ps.	3,143	Ps.	—	Ps.	—	Ps.	—	Ps.	3,143
Colombian pesos		398		—		—		—		398
Chilean pesos		1,687		—		—		—		1,687
Argentine pesos		634		—		—		—		634
Long-Term Debt
Mexican pesos		3,295		19,964		5,693		8,436		37,388
Brazilian reais		3		—		—		—		3
Colombian pesos		975		—		—		—		975
U.S. dollars		—		2,066		18,576		61,040		81,682
Euro		10,539		6,182		—		5,035		21,756
Interest payments (1)
Mexican pesos		504		1,565		565		814		3,448
Colombian pesos		142		—		—		—		142
U.S. dollars		—		106		514		2,328		2,948
Argentine pesos		229		—		—		—		229
Chilean pesos		102		—		—		—		102
Euro		277		31		—		50		358
Interest rate swaps and cross currency swaps (2)
Mexican pesos		4,445		8,756		8,078		28,513		49,792
U.S. dollars		1,982		3,610		3,019		14,100		22,711
Colombian pesos		4		—		—		—		4
Brazilian reals		1,000		1,335		652		—		2,987
Chilean pesos		18		—		—		—		18
Euro		42		—		—		—		42
Commodity price contracts
Sugar (3)		2,085		1,672		—		—		3,757
Aluminum (3)		1,619		—		—		—		1,619
Expected benefits to be paid for pension and retirement plans, seniority premiums, post-retirement medical services and post-employment		2,318		3,093		3,171		8,405		16,987
Lease liabilities (5)		20,885		—		76,202		54,013		151,100
Other long-term liabilities (4)		—		—		—		15,812		15,812

(1)Interest was calculated using long-term debt outstanding and interest rates in effect on December 31, 2025 without considering interest rate swap agreements. The debt and applicable interest rates in effect are shown in Note 19 to our audited consolidated financial statements. Liabilities denominated in U.S. dollars were translated to Mexican pesos at an exchange rate of Ps. 17.9667 per US$1.00, the exchange rate quoted to us by Banco de México for the settlement of obligations in foreign currencies on December 31, 2025.
(2)Reflects the amount of future payments that we would be required to make. The amounts were calculated by applying the rates giving effect to interest rate swaps and cross-currency swaps applied to long-term debt as of December 31, 2025, and the market value of the unhedged cross-currency swaps.
(3)Reflects the notional amount of the futures and forward contracts used to hedge sugar and aluminum cost with a fair value liability of Ps. 320 million. See Note 21.5 to our audited consolidated financial statements.
(4)Other long-term liabilities include provisions and others, but not deferred taxes. Other long-term liabilities additionally reflect those liabilities whose maturity date is undefined and depends on a series of circumstances out of our control; therefore, these liabilities have been considered to have a maturity of more than five years.
(5)Amount of Ps. 76,202 million reflects the payments of leases from 1 to 5 years. See Note 12 to our audited consolidated financial statements.

As of December 31, 2025, Ps. 20,674 million of our total consolidated indebtedness was short-term debt (including maturities of long-term debt).

As of December 31, 2025, our consolidated average cost of borrowing, after giving effect to the cross-currency and interest rate swaps, was approximately 7.0%, as compared to 7.2% at December 31, 2024 (the total amount of debt used in the calculation of this percentage was obtained by converting only the units of investment debt for the related cross-currency swap, and it also includes the effect of related interest rate swaps). As of December 31, 2025, after giving effect to cross-currency swaps, approximately 53.4% of our total consolidated indebtedness was denominated and payable in Mexican pesos, 27.0% in U.S. dollars, 9.3% in Brazilian reais, 7.2% in euros, 1.6% in Colombian pesos, 1.1% in Chilean pesos and the remaining 0.4% in Argentine pesos.
Overview of Debt Instruments
The following table shows the allocations of total debt of our company as of December 31, 2025:

	Total Debt Profile of the Company
	FEMSA and		Coca-Cola		Proximity		Health		Total
	Others		FEMSA		Americas		Division		Debt
	In millions of Mexican pesos
Short-term Debt
Mexican pesos:
Bank loans	Ps.	—	Ps.	3,000	Ps.	143	Ps.	—	Ps.	3,143
Colombian pesos:
Bank Loans		—		398		—		—		398
Chilean pesos:
Bank Loans		—		—		—		1,687		1,687
Argentine pesos:
Bank loans		—		634		—		—		634
Long-term Debt (1)
Mexican pesos:
Bank loans		—		—		1,241		—		1,241
Senior notes		9,263		26,884		—		—		36,147
U.S. dollars:
Bank loans		—		—		—		2,066		2,066
Senior Notes		31,732		47,884		—		—		79,616
Brazilian reais:
Bank Loans		—		3		—		—		3
Colombian pesos:
Bank Loans		—		975		—		—		975
Euros:
Senior unsecured notes		21,756		—		—		—		21,756
Total Debt	Ps.	62,751	Ps.	79,778	Ps.	1,384	Ps.	3,753	Ps.	147,666
Average Cost (2)
Mexican pesos		9.1%		8.5%		9.8%		—		8.7%
U.S. dollars		2.7%		4.3%		—		5.1%		3.5%
Euros		2.6%		—		—		—		2.6%
Brazilian reais		—		10.9%		—		—		10.9%
Argentine pesos		—		36.2%		—		—		36.2%
Colombian pesos		—		8.6%		—		—		8.6%
Chilean pesos		—		—		—		6.0%		6.0%
Weighted average cost		5.6%		8.3%		9.8%		5.5%		7.0%

(1)Includes the Ps. 14,812 million current portion of long-term debt.
(2)Includes the effect of cross-currency and interest rate swaps. Average cost is determined based on interest rates as of December 31, 2025.

Summary of Significant Debt Instruments

Issue Year	Maturity	Amount Issued	Amount Outstanding	Rate
2022	2027	Ps. 827 million	Ps. 827 million	28-day TIIE + 0.10%
2022	2032	Ps. 8,446 million	Ps. 8,446 million	9.65%
2021	2033	EUR€ 500 million	EUR€ 241 million	1.00%
2021	2028	EUR€ 700 million	EUR€ 293 million	0.500%
2020	2050	US$ 2,500 million	US$ 1,350 million	3.500%
2013	2043	US$ 700 million	US$ 426 million	4.375%
2023	2026	EUR€ 500 million	EUR€ 500 million	2.625%

Restrictions Imposed by Debt Instruments

Generally, our credit agreements include restrictive covenants applicable to our company, our operating subsidiaries and their subsidiaries. We and our operating subsidiaries are in compliance with all of our covenants. A significant and prolonged deterioration in our consolidated results could cause us to cease to be in compliance under certain indebtedness in the future. We can provide no assurances that we will be able to incur indebtedness or to refinance existing indebtedness on similar terms in the future.
Summary of Liquidity
We believe that the funds of cash and cash equivalents, in addition to the cash generated by our operations, are sufficient to meet our operating requirements.
The following is a summary and description of our liquidity as of December 31, 2025:

Coca-Cola FEMSA
•Coca-Cola FEMSA’s total indebtedness was Ps. 79,778 million as of December 31, 2025, as compared to Ps. 73,697 million as of December 31, 2024. Short-term debt and long-term debt were Ps. 7,944 million and Ps. 71,834 million, respectively, as of December 31, 2025, as compared to Ps. 3,314 million and Ps. 70,383 million, respectively, as of December 31, 2024. Total indebtedness increased Ps. 6,081 million in 2025, as compared to year-end 2024. As of December 31, 2025, Coca-Cola FEMSA’s cash and cash equivalents were Ps. 28,067 million, as compared to Ps. 32,779 million as of December 31, 2024. Coca-Cola FEMSA had cash outflows in 2025 mainly resulting from dividend payments and increase in capital expenditures. As of December 31, 2025, Coca-Cola FEMSA’s cash and cash equivalents were comprised of 55.2% U.S. dollars, 20.4% Mexican pesos, 11.5% Brazilian reais, 5.9% Colombian pesos, 2.1% Argentine pesos and 4.9% other legal currencies. Coca-Cola FEMSA believes that these funds, in addition to the cash generated by its operations, are sufficient to meet their own operating requirements.

Proximity Americas Division

•As of December 31, 2025, Proximity Americas Division had a total outstanding debt of Ps. 1,384 million related to bank loans of Caffenio. Short-term debt (including the current portion of long-term debt) and long-term debt were Ps. 504 million and Ps. 880 million, respectively. As of December 31, 2025 and 2024, cash and cash equivalents were Ps. 10,299 and Ps. 9,219 million, respectively.

Health Division

•As of December 31, 2025, Health Division had a total outstanding debt of Ps. 3,753 million. As of December 31, 2025 and 2024, cash and cash equivalents were Ps. 4,210 million and Ps. 3,788 million, respectively.

Other Businesses

•As of December 31, 2025, FEMSA and its other businesses had a total outstanding debt of Ps. 62,751 million, composed of Ps. 7,586 million of senior notes due 2043, Ps. 24,146 million of senior notes due 2050, Ps. 11,217 million of Senior Unsecured Notes due 2028 and 2033, Ps. 9,263 million of senior notes due 2027 and 2032 and Ps. 10,539 million of Senior Unsecured Notes due 2026. See “Item 5. Operating and Financial Review and

Prospects—Liquidity and Capital Resources—Liquidity.” FEMSA and other businesses’ average cost of debt, after giving effect to interest rate swaps and cross-currency swaps, as of December 31, 2025, was 9.1% in Mexican pesos. As of December 31, 2025 and 2024, cash and cash equivalents were Ps. 61,707 and Ps. 90,852 million, respectively.

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
The following table displays the nature and amount of the loss contingencies recorded as of December 31, 2025 and 2024:

	As of December 31,		As of December 31,
	2025		2024
	(in millions of Mexican pesos)		(in millions of Mexican pesos)
Tax	Ps.	1,139	Ps.	1,277
Legal		826		1,153
Labor		1,357		1,445
Total	Ps.	3,322	Ps.	3,875

In Brazil, FEMSA and its subsidiaries have been required by the relevant authorities to collateralize tax contingencies currently in litigation by pledging fixed assets, or providing bank guarantees. See Note 26.8 to our consolidated financial statements. In Mexico, FEMSA and its subsidiaries have adapted its ongoing tax risk management processes in response to recent reforms to the tax and judicial frameworks, including provisions aimed at strengthening the review and audit powers of tax authorities. As of the date of this annual report, FEMSA and its subsidiaries are parties to certain tax matters related to their ordinary course of its business, which are at various stages of administrative proceedings and litigation. While FEMSA and its subsidiaries believe that its positions are supported by sound technical grounds, tax controversies are subject to inherent uncertainty, and the timing and final outcome may differ from its expectations. See Note 26.7 to our consolidated financial statements.
We have other contingencies that, based on a legal assessment of their risk of loss, have been classified by our internal legal counsel as more than remote but less than probable. These contingencies have a financial impact that is disclosed as loss contingencies in Note 26.7 of the audited consolidated financial statements. These contingencies, or our assessment of them, may change in the future, and we may record reserves or be required to pay amounts in respect of these contingencies. As of December 31, 2025, the aggregate amount of such contingencies for which we had not recorded a reserve was Ps. 190,305 million.
Capital Expenditures and Divestitures
For the past five years, we have had significant capital expenditure programs, which for the most part were financed with cash from operations. Investments in capital expenditures were Ps. 45,315 million in 2025, compared to Ps. 51,069 million in 2024, a decrease of 11.3%. The amount invested in 2025 was driven by investments related to the opening of new stores and locations in Proximity Americas Division, Proximity Europe Division and the Health Division. The principal investments of Coca-Cola FEMSA have been related to increasing production capacity, increasing distribution capacity and efficiency, placing coolers with retailers, increasing and replacing returnable bottles and cases and information technology. See “Item 4. Information on the Company—Capital Expenditures.”
Expected Capital Expenditures for 2026
Our capital expenditure budget for 2026 is expected to be approximately Ps. 49,870 million (US$2,598 million). The following discussion is based on each of our businesses’ internal budgets. The capital expenditure plan for 2026 is subject to change based on market and other conditions, and our subsidiaries’ results and financial resources.
Coca-Cola FEMSA has budgeted capital expenditures in an amount ranging between 7.0% and 7.5% of total revenues for 2026. These expenditures are anticipated to be primarily directed toward strengthening its infrastructure, including investments in manufacturing, distribution and assets that increase its presence in the market, such as coolers and returnable bottles and cases, coupled with investments in information technology, all with the objective of supporting operational efficiency and asset optimization across its territories. As is customary, this amount will depend on market and other conditions across its territories. Coca-Cola FEMSA estimates that, of its projected capital expenditures for 2026, approximately 41.6% will be for its Mexican territories and the remaining will be for its non-Mexican territories. Coca-Cola FEMSA believes that internally generated funds will be sufficient to meet its budgeted capital expenditure for 2026.
Proximity Americas Division’s capital expenditures budget in 2026 is expected to total approximately Ps. 17,045 million (US$888 million) and will be allocated to the opening of new OXXO stores and the refurbishing of existing OXXO stores. In addition, investments are planned for IT systems, ERP software updates and transportation equipment.
Proximity Europe Division’s capital expenditures budget in 2026 is expected to total approximately Ps. 2,481 million (US$129 million) and will be mainly allocated to the opening of new stores and refurbishing of existing stores, as well as the maintenance of production facilities.

The Health Division’s capital expenditures budget in 2026 is expected to total approximately Ps. 1,414 million (US$74 million) and will be allocated to the opening of new locations and, to a lesser extent, the refurbishing of existing locations. In addition, investments are planned in warehouses, IT hardware and ERP software updates.
The Fuel Division’s capital expenditures budget in 2026 is expected to total approximately Ps. 203 million (US$11 million) and will be allocated to the refurbishing of existing OXXO Gas service stations and investments in IT systems.
Our capital expenditures budget in 2026 for Other Businesses is expected to total approximately Ps. 3,076 million (US$160 million) and will be allocated to the opening of new Bara stores and investment in points of sale terminals in Spin.
Divestitures

As part of our FEMSA Forward strategy:
•in 2023, we sold 13.9% of economic interests in Heineken, retaining an economic interest of less than 1%;
•in October 2023, we merged Envoy Solutions with Brady and retained an ownership stake of 37.08% in the combined entity;
•in November 2024, we completed the divestment of our refrigeration and foodservice equipment operations, Imbera and Torrey;
•in January 2025, we divested our plastic solutions business;
•in May 2025, we sold our remaining economic interest in Heineken;
•in July 2025, we completed the Solistica Logistics Transaction;
In addition:
•in February 2026, we completed the separation of the Grupo Nós joint venture in Brazil with Raizen. As a result of this transaction, we retained the OXXO stores, as well as the distribution center located in Cajamar, Sao Paulo, while Raízen retained the Shell Select stores;
•in March 2026, an all-equity merger transaction to combine BradyPLUS with Imperial Dade was concluded following a definitive agreement entered into in August 2025. As a result, FEMSA has retained approximately 18.75% ownership of the merged company.
See “Item 4. Information on the Company.”

Hedging Activities
In the ordinary course of business we may enter into derivative instruments to hedge our exposure to market risks related to changes in interest rates, foreign currency exchange rates and commodity price risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”
The following table provides a summary of the fair value and maturity of derivative financial instruments as of December 31, 2025. If such instruments are not traded in a formal market, fair value is determined by applying techniques based upon technical models we believe are supported by sufficient, reliable and verifiable market data, recognized in the financial sector.

Fair Value At December 31, 2025
	Maturity						Maturity		Fair Value
	less than		Maturity		Maturity		in excess of		Asset
	1 year		1-3 years		3-5 years		5 years		(Liability)
(in millions of Mexican pesos)
Derivative financial instruments position	Ps.	(988)	Ps.	(835)	Ps.	1,313	Ps.	(1,264)	Ps.	(1,774)

Off-balance sheet arrangements
We do not have any off balance sheet arrangements.

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
Future Impact of Recently Issued Accounting Standards not yet in Effect

For a description of the recent IFRS and amendments to IFRS adopted during 2025, see Note 2.4 to our consolidated financial statements. In addition, for a description of the recently issued accounting standards, see Note 29 to our audited consolidated financial statements.

Operating Results

The following table sets forth our consolidated income statement under IFRS for the years ended December 31, 2025, 2024 and 2023.

		Year Ended December 31,
	2025⁽¹⁾	2025⁽²⁾		2024		2023
	(in millions of U.S. dollars and Mexican pesos)
Net sales	$46,340	Ps.	834,390	Ps.	775,551	Ps.	699,640
Other operating revenues	365		6,564		6,034		3,052
Total revenues	46,705		840,954		781,585		702,692
Cost of goods sold	27,734		499,378		460,072		423,185
Gross profit	18,971		341,576		321,513		279,507
Administrative expenses	2,184		39,325		39,085		32,307
Selling expenses	12,736		229,324		211,966		188,732
Other income	184		3,317		3,588		13,102
Other expenses	341		6,133		9,440		6,252
Interest expense	1,183		21,303		20,002		14,916
Interest income	426		7,662		11,910		17,609
Foreign exchange loss (gain) , net	319		5,747		(11,929)		9,849
Gain on monetary position for subsidiaries in hyperinflationary economies	21		385		209		94
Market value (gain) loss on financial instruments	(96)		(1,729)		2,109		440
Income before income taxes and share in the profit of equity method accounted investees	2,935		52,837		66,547		57,816
Income taxes	1,103		19,860		25,433		12,971
Share in the loss of equity method accounted investees	(83)		(1,498)		(993)		(406)
Net income from continuing operations	1,749		31,479		40,121		44,439
Net income from discontinued operations	87		1,574		115		32,238
Consolidated Net Income	$1,836	Ps.	33,053	Ps.	40,236	Ps.	76,677
Attributable to:
Controlling interest	1,079		19,431		26,735		65,689
Non-controlling interest	757		13,622		13,501		10,988
Consolidated Net Income	$1,836	Ps.	33,053	Ps.	40,236	Ps.	76,677

(1)    Translation to U.S. dollar amounts at an exchange rate of Ps. 18.0057 to US$ 1.00, provided solely for the convenience of the reader.
(2)    Until January 1, 2025, our less-than-truckload operations in Brazil were held for sale, at which point it was reclassified as continuing operations.

The following table sets forth certain operating results, including intercompany transactions before consolidation adjustments, by reportable segment under IFRS for each of our segments for the years ended December 31, 2025, 2024 and 2023.

	Year Ended December 31,
	2025		2024		2023		2025 vs 2024	2024 vs 2023
	(in millions of Mexican pesos,						Percentage Growth
	except margins)						(Decrease)
Net sales
Coca-Cola FEMSA	Ps.	291,147	Ps.	279,030	Ps.	244,264	4.3%	14.2%
Proximity Americas Division		328,839		307,131		278,443	7.1%	10.3%
Proximity Europe Division		57,028		49,755		43,552	14.6%	14.2%
Health Division		87,939		78,522		75,357	12.0%	4.2%

Fuel Division	67,195	65,302	58,437	2.9%		11.7%
Total revenues
Coca-Cola FEMSA	291,746	279,793	245,088	4.3%		14.2%
Proximity Americas Division	328,839	307,197	278,520	7.0%		10.3%
Proximity Europe Division	57,028	49,755	43,552	14.6%		14.2%
Health Division	88,129	79,755	75,358	10.5%		5.8%
Fuel Division	67,195	65,365	58,499	2.8%		11.7%
Cost of goods sold
Coca-Cola FEMSA	158,570	151,057	134,228	5.0%		12.5%
Proximity Americas Division	180,344	170,204	161,458	6.0%		5.4%
Proximity Europe Division	33,778	28,411	24,930	18.9%		14.0%
Health Division	64,275	55,714	52,859	15.4%		5.4%
Fuel Division	59,004	57,430	51,155	2.7%		12.3%
Gross profit
Coca-Cola FEMSA	133,176	128,736	110,860	3.4%		16.1%
Proximity Americas Division	148,495	136,993	117,062	8.4%		17.0%
Proximity Europe Division	23,250	21,344	18,622	8.9%		14.6%
Health Division	23,854	24,041	22,499	(0.8)%		6.9%
Fuel Division	8,191	7,935	7,344	3.2%		8.0%
Gross margin (1) (2)
Coca-Cola FEMSA	45.6%	46.0%	45.2%	(0.4)	p.p	0.8	p.p
Proximity Americas Division	45.2%	44.6%	42.0%	0.6	p.p	2.6	p.p
Proximity Europe Division	40.8%	42.9%	42.8%	(2.1)	p.p	0.1	p.p
Health Division	27.1%	30.1%	29.9%	(3.0)	p.p	0.2	p.p
Fuel Division	12.2%	12.1%	12.6%	0.1	p.p	(0.5)	p.p
Administrative expenses
Coca-Cola FEMSA	15,043	13,678	12,820	10.0%		6.7%
Proximity Americas Division	10,405	9,306	6,514	11.8%		42.9%
Proximity Europe Division	3,884	3,793	3,231	2.4%		17.4%
Health Division	2,455	4,348	2,788	(43.5)%		56.0%
Fuel Division	290	343	299	(15.5)%		14.7%
Selling expenses
Coca-Cola FEMSA	76,664	74,423	63,278	3.0%		17.6%
Proximity Americas Division	108,018	97,989	84,543	10.2%		15.9%
Proximity Europe Division	17,018	15,748	14,371	8.1%		9.6%
Health Division	18,270	16,144	16,404	13.2%		(1.6)%
Fuel Division	4,967	4,792	4,548	3.7%		5.4%
Share of the profit of associates and joint ventures accounted for using the equity method, net of taxes
Coca-Cola FEMSA	531	306	215	73.5%		42.3%
Proximity Americas Division	(801)	(623)	(611)	28.6%		2.0%

(1)Gross margin is calculated as gross profit divided by total revenues.
(2)As used herein, p.p. refers to a percentage point increase (or decrease) contrasted with a straight percentage increase (or decrease).

Results from our Operations for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024
FEMSA Consolidated
FEMSA’s consolidated total revenues increased 7.6% to Ps. 840,954 million in 2025 compared to Ps. 781,585 million in 2024, reflecting growth across all of our business units, favorable currency translation effects, and the consolidation of our U.S. operations. Coca-Cola FEMSA’s total revenues increased 4.3% to Ps. 291,746 million. Proximity Americas Division’s revenues increased 7.0% to Ps. 328,839 million, driven by an average increase of 1.0% in same-store sales and the addition of 1,125 net new stores during the year. Proximity Europe Division’s revenues increased 14.6% to Ps. 57,028 million, reflecting growth in our retail and B2C foodservice businesses, mainly in Switzerland, as well as favorable currency translation effects. The Health Division’s revenues increased 10.5% to Ps. 88,129 million, reflecting growth in Chile, Colombia, particularly in the retail segment, and Ecuador, coupled with favorable currency translation effects and an increase of 8.0% in same-store sales. This was partially offset by a sustained challenging environment in Mexico and the net closure of 158 locations across the Division. The Fuel Division’s revenues increased 2.8% to Ps. 67,195 million in 2025, driven by a 6.9% increase in same-station sales, offset by a decline in volume from our wholesale operation.

Consolidated gross profit increased 6.2% to Ps. 341,576 million in 2025 compared to Ps. 321,513 million in 2024. Gross margin decreased 50 basis points to 40.6% of total revenues compared to 2024, reflecting gross margin contraction in Coca-Cola FEMSA, Health and Proximity Europe Divisions, and nearly flat margin at our Fuel Division, as well as the reclassification of distribution expenses at the Health and Europe Divisions from selling expenses to cost of goods sold. This was partially offset by margin expansion at the Proximity Americas Division.

Consolidated administrative expenses slightly increased 0.6% to Ps. 39,325 million in 2025 compared to Ps. 39,085 million in 2024. As a percentage of total revenues, consolidated administrative expenses decreased 30 basis points, from 5.0% in 2024 to 4.7% in 2025. In 2025, we reclassified certain administrative expenses into selling expenses for the full year; for comparability purposes, the sum of selling and administrative expenses are comparable.

Consolidated selling expenses increased 8.2% to Ps. 229,324 million in 2025 as compared to Ps. 211,966 million in 2024. As a percentage of total revenues, selling expenses increased 20 basis points, from 27.1% in 2024 to 27.3% in 2025.

Some of our subsidiaries pay management fees to us in consideration for corporate services we provide to them. These fees are recorded as administrative expenses in the respective business segments. Our subsidiaries’ payments of management fees are eliminated in consolidation and, therefore, have no effect on our consolidated operating expenses.

During 2025, other income decreased to Ps. 3,317 million from Ps. 3,588 million in 2024, mainly driven by higher insurance recovery, and higher foreign exchange gains, and a higher gain on sale of long-lived assets, which was offset by lower recoveries of prior years' taxes, a non-recurrence of tax credit recovery and other investments as compared to 2024. See Note 20 of our consolidated financial statements.

During 2025, other expenses decreased to Ps. 6,133 million from Ps. 9,440 million in 2024, mainly reflecting the non-recurrence of 2024's impairment of long-lived assets and a tax credit recovery payment to former shareholders, partially offset by a foreign exchange loss relating to operating activities. See Note 20 of our consolidated financial statements.

Foreign exchange loss was Ps. 5,747 million in 2025 as compared to a gain of Ps. 11,929 million recorded during the same period of 2024, related to the effect of FEMSA’s U.S. dollar-denominated cash position impacted by the appreciation of the Mexican peso during 2025 relative to its depreciation in 2024. In addition, we recognized a higher gain in monetary position recording Ps. 385 million in 2025, compared to a Ps. 209 million during the previous year. The market value of financial instruments registered a gain of Ps. 1,729 million during 2025, as compared to a loss of Ps. 2,109 million in 2024. Net interest expense in 2025 was Ps. 13,641 million, compared to a net interest expense of Ps. 8,092 million in 2024, mainly driven by a comparison base which included gains on derivative instruments in 2024, and a decrease in interest income as a result of a lower cash position and lower interest rates.

Our provision for income taxes in 2025 was Ps. 19,956 million which includes the provision for income taxes from continued operations of Ps. 19,860 million, and Ps. 96 million from discontinued operations. The effective tax rate from continued operations in 2025 was 36.4%, compared to 37.1% in 2024. The gap between our effective tax rate and the statutory rate of 30% for 2025 is mainly explained by a combination of charges, namely (i) non-deductible losses from Spin; and (ii) non-deductible labor related expenses in Mexico, both of which weighed more heavily given the lower pre-tax profits caused in part by FX losses relating to our U.S. dollar cash balances. The effective tax rate from discontinued operations was 0.2% in 2025. See Note 25.8 of our consolidated financial statements.

Share in the loss of equity accounted investees, net of taxes, resulted in a loss of Ps. 1,498 million in 2025 compared to Ps. 993 million in 2024, reflecting an increase in the loss in Grupo Nós, our joint venture in Brazil.

Despite improved operating results, consolidated net income was Ps. 33,053 million in 2025 compared to Ps. 40,236 million in 2024. This decrease is explained by: i) a non-cash foreign exchange loss of Ps. 5,747 million in 2025, compared to a gain of Ps. 11,929 million in 2024, related to our U.S. dollar-denominated cash position impacted by the appreciation of the Mexican peso, reflecting a Ps. 17,676 million swing from gain to loss, and ii) a higher net interest expense of Ps. 13,641 million, compared to Ps. 8,092 million in 2024 due to lower interest income as a result of lower cash position and interest rates. This was partially offset by: i) a 4.7% increase in income from operations, ii) a decrease in income taxes of Ps. 5,573 million as explained above; and iii) a financial instrument gain of Ps. 1,729 million compared to a Ps. 2,109 million expense in 2024, which included our remaining position in Heineken.

Coca-Cola FEMSA
The comparability of Coca Cola FEMSA’s financial and operating performance in 2025 as compared to 2024 was affected by the following factors: (1) translation effects from fluctuations in exchange rates and (2) its results in Argentina, whose economy meets the criteria to be considered a hyperinflationary economy. To translate the full-year results of Argentina for the years ended December 31, 2025 and 2024, Coca-Cola FEMSA used the exchange rate at December 31, 2025 of 1,455.00 Argentine pesos per U.S. dollar and the exchange rate at December 31, 2024 of 1,032.00 Argentine pesos per U.S. dollar. The depreciation of the exchange rate of the Argentine peso at December 31, 2025, as compared to the exchange rate at December 31, 2024, was 41.0%. In addition, the average depreciation of currencies used in its main operations relative to the U.S. dollar in 2025, as compared to 2024, was 3.7% for the Brazilian real and 5.1% for the Mexican peso, and an appreciation of 0.5% for the Colombian peso relative to the U.S. dollar.

Coca-Cola FEMSA’s consolidated total revenues increased by 4.3% to Ps. 291,746 million in 2025 as compared to 2024, mainly as a result of revenue management initiatives and partially offset by volume decline and unfavorable currency translation effects into Mexican pesos.

Total sales volume decreased by 1.8% to 4,150.4 million unit cases in 2025 as compared to 2024, driven mainly by volume decline in Mexico, Colombia and Panama, and partially offset by volume growth in the rest of Coca-Cola FEMSA's territories.

•In 2025, sales volume of Coca Cola FEMSA’s sparkling beverage portfolio decreased by 2.3%, sales volume of Coca Cola FEMSA’s colas portfolio decreased by 2.4%, and sales volume of Coca-Cola FEMSA’s flavored sparkling beverage portfolio decreased by 2.1%, in each case as compared to 2024.

•Sales volume of Coca Cola FEMSA’s still beverage portfolio increased by 3.3% in 2025 as compared to 2024.

•Sales volume of Coca Cola FEMSA’s bottled water category, excluding bulk water, increased by 1.0% in 2025 as compared to 2024.

•Sales volume of Coca-Cola FEMSA’s bulk water category decreased by 3.4% in 2025 as compared to 2024.

Consolidated average price per unit case increased by 6.0% to Ps. 68.09 in 2025, as compared to Ps. 64.23 in 2024, mainly as a result of revenue management initiatives. These factors were offset by the negative translation effect resulting from the appreciation of most of Coca-Cola FEMSA's operating currencies relative to the Mexican peso.

Coca-Cola FEMSA’s cost of goods sold increased by 5.0% to Ps. 158,570 million in 2025 as compared to 2024 and had an effect on gross profit as further described below. The components of cost of goods sold include raw materials (principally concentrate, sweeteners and packaging materials), depreciation costs attributable to Coca-Cola FEMSA’s production facilities, wages and other labor costs associated with labor force employed at its production facilities and certain overhead costs. Concentrate prices are determined as a percentage of the retail price of its products in local currency, net of applicable taxes. Packaging material purchases, mainly PET resin and aluminum, and HFCS, used as a sweetener in some countries, are denominated in U.S. dollars.

Coca-Cola FEMSA’s gross profit increased by 3.4% to Ps. 133,176 million in 2025 as compared to 2024, with a gross margin decrease of 40 basis points as compared to 2024 to reach 45.6% in 2025. This gross margin decrease was mainly driven by higher promotional discounts and an unfavorable mix, coupled with higher fixed costs such as labor. These effects were partially offset by lower sweetener costs and revenue growth.

Coca-Cola FEMSA’s administrative and selling expenses increased by 4.1% to Ps. 91,708 million in 2025 as compared to 2024. Coca-Cola FEMSA’s administrative and selling expenses as a percentage of total revenues decreased by 10 basis points to 31.4% in 2025 as compared to 2024, mainly driven by a decline in freight and marketing expenses. These effects were partially offset by higher labor and depreciation.

Coca-Cola FEMSA recorded other net gains of Ps. 635 million in 2025 as compared to expenses of Ps. 719 million in 2024. This decrease was mainly as a result of a non-cash foreign exchange loss, as compared to a foreign exchange gain in the previous year, mainly related to the appreciation of the Mexican peso and the recognition of insurance claims related to the impact of hurricanes in Mexico and floods in Brazil. For more information, see Notes 2.5 and 18 to Coca-Cola FEMSA's consolidated financial statements.

Coca-Cola FEMSA’s interest expense in 2025 was Ps. 8,130 million as compared to Ps. 7,532 million in 2024. This 7.9% increase was mainly driven by Coca-Cola FEMSA's issuance of U.S. dollar-denominated bonds due 2035 during the second quarter of 2025 as well as an increase in the notional in Mexican pesos.

Coca-Cola FEMSA’s interest income in 2025 was Ps. 2,369 million as compared to 3,040 million in 2024. This was mainly driven by a decrease in notional in U.S. dollars and Argentine pesos.

Coca-Cola FEMSA recorded a foreign exchange gain of Ps. 20 million as compared to a gain of Ps. 304 million recorded during the same period in 2024. The gain this year was driven mainly by the appreciation of most of Coca-Cola FEMSA's operating currencies as applied to its U.S. dollar cash position and partially offset by the appreciation of the Mexican peso as applied to Coca-Cola FEMSA's U.S. dollar-denominated debt.

Coca-Cola FEMSA recognized a higher gain in monetary position for subsidiaries in inflationary economies, recording Ps. 383 million during 2025, as compared to a gain of Ps. 216 million during the previous year. This increase was driven mainly by an increase in Coca-Cola FEMSA's liabilities in Argentina, which were favorably influenced by inflationary effects.

Coca-Cola FEMSA recorded a gain in the market value of financial instruments of Ps. 412 million during 2025, as compared to a gain of Ps. 67 million during 2024. This effect was driven mainly by increasing interest rates in Brazil as applied to Coca-Cola FEMSA's floating rate financial instruments.

In 2025, Coca-Cola FEMSA’s effective income tax rate increased to 34.1%, as compared to its effective income tax rate of 32.7% in 2024 due to non-recurring effects and inflationary effects from previous fiscal years, coupled with non-creditable taxes. For more information, see Note 23.1 to Coca-Cola FEMSA’s consolidated financial statements.

In 2025, the share in the profit of equity accounted investees, net of taxes, increased 7.4% to a gain of Ps. 531 million, as compared to a gain of Ps. 306 million registered during the previous year, mainly due to the results of Jugos del Valle and Fountain Água Mineral Ltda.

Coca-Cola FEMSA reported a net controlling interest income of Ps. 23,845 million in 2025, as compared to Ps. 23,729 million in 2024. This 0.5% increase was mainly driven by operating income growth and partially offset by an increase in Coca-Cola FEMSA's comprehensive financing, coupled with an increase in its effective tax rate during the year.

Proximity Americas Division

Proximity Americas Division’s total revenues increased 7.0% to Ps. 328,839 million in 2025 compared to Ps. 307,197 million in 2024, reflecting an average increase in same-store sales of 1.0%, resulting from a challenging first half, driven primarily by weaker traffic in Mexico amid a soft consumer environment and adverse weather conditions; however, results improved sequentially in the second half of the year supported by affordability initiatives, ticket growth, as well as the addition of 1,125 net new stores during the year. This includes 240 stores from our acquisition of Delek’s retail operations in the USA, which we started consolidating in the fourth quarter of 2024, marking now a full year of consolidation. As of December 31, 2025, there were a total of 25,587 stores. As referenced above, OXXO same-store sales increased an average of 1.0% compared to 2024, driven by a higher average ticket that mitigated negative traffic trends in Mexico, reflecting a sequential recovery during the second half of the year as our affordability strategy in price-package architecture supported consumption despite a persistently soft consumer environment in Mexico. Outside of Mexico, performance was supported by growth in same-store sales across most of the countries in which we operate. Total sales growth was related to footprint expansion in Colombia and Peru and same store sales growth across all our South America territories. This was partially offset by store base adjustments in Chile.

Cost of goods sold increased 6.0% to Ps. 180,344 million in 2025, compared to Ps. 170,204 million in 2024. Gross margin increased 60 basis points to reach 45.2% of total revenues. This increase reflects strong contribution from commercial income and an increase in financial services, as well as gross margin expansion in the U.S., Chile, Peru and Colombia. As a result, gross profit increased 8.4% to Ps. 148,495 million in 2025 compared with 2024.

Administrative expenses increased 11.8% to Ps. 10,405 million in 2025, compared to Ps. 9,306 million in 2024. As a percentage of sales, administrative expenses increased to 3.2% in 2025, from 3.0% in 2024. This increase reflects higher expenses related to the expansion of our store base offset by overhead savings. Selling expenses increased 10.2% to Ps. 108,018 million in 2025 compared with Ps. 97,989 million in 2024. As a percentage of sales, selling expenses increased to 32.8% in 2025 from 31.9% in 2024. This was driven by the minimum wage increase in Mexico during 2025.

Proximity Europe Division

Proximity Europe Division’s total revenues for 2025 amounted to Ps. 57,028 million compared to Ps. 49,755 million in 2024, a 14.6% increase, reflecting positive trends in our Swiss retail operations and B2C foodservice, and benefited from a net favorable currency translation effect during the period in which both the Swiss Franc and the Mexican peso appreciated against the U.S. dollar. As of December 31, 2025, the Proximity Europe Division network was comprised of 2,755 points of sale.

Cost of goods sold amounted to Ps. 33,778 million, compared to Ps. 28,411 million in 2024, a 18.9% increase. Gross margin was 40.8% of total revenues, showing a dilution of 210 basis points from 42.9% gross margin reported in 2024. As a result, gross profit amounted to Ps. 23,250 million in the consolidated period of 2025 compared with Ps. 21,344 in 2024, reflecting a reclassification of distribution expenses from selling expenses to cost of goods sold, partially offset by higher promotional income and changes to the operating model in our retail operations.

Administrative expenses increased 2.4% to Ps. 3,884 million in 2025, compared to 3,793 million in 2024. As a percentage of sales, administrative expenses amounted to 6.8% in 2025, compared to 7.6% in 2024 due to expense containment initiatives. Selling expenses amounted to Ps. 17,018 million compared to Ps. 15,748 million in 2024. As a percentage of sales, selling expenses amounted to 29.8% in 2025, from 31.7% in 2024. This decrease was explained by a reclassification of distribution expenses to cost of goods sold, coupled by higher operating leverage, effective expense control, and operational efficiencies.

Health Division

Health Division total revenues increased 10.5% to Ps. 88,129 million compared to Ps. 79,755 million in 2024, reflecting growth in Chile, Ecuador and our retail business in Colombia; while Mexico remained under pressure primarily due to a lower store base and weaker same store sales compared to last year, following the closure of underperforming locations as part of our restructuring efforts, coupled with a deteriorating environment in the Colombian institutional business. During 2025 same-store sales increased 8.0%, reflecting a strong performance in our retail stores in Colombia, coupled with positive results in Ecuador and Chile, offset by an underperformance of our stores in Mexico.

Cost of goods sold increased 15.4% to Ps. 64,275 million in 2025, compared with Ps. 55,714 million in 2024. Gross margin decreased 300 basis points to reach 27.1% of total revenues, which was mainly driven by a reclassification of distribution expenses from selling expenses to cost of goods sold. Mainly as a result of this reclassification, gross profit decreased 0.8% compared to 2024, reaching Ps. 23,854 million in 2025.

Administrative expenses decreased 43.5% to Ps. 2,455 million in 2025, compared with Ps. 4,348 million in 2024. As a percentage of sales, administrative expenses decreased to 2.8% in 2025 from 5.5% in 2024. This decrease reflects a reclassification of certain administrative expenses into selling expenses. Selling expenses increased 13.2% to Ps. 18,270 million in 2025 compared with Ps. 16,144 million in 2024. As a percentage of sales, selling expenses reached 20.7% in 2025, an increase of 50 basis points from 20.2% reached in 2024, mainly reflecting the reclassification of distribution expenses discussed above. This increase also reflects a reclassification of certain administrative expenses into selling expenses. The sum of operating expenses increased 1.1% to Ps. 20,725 million in 2025, compared with Ps. 20,492 million in 2024.

Fuel Division

Fuel Division total revenues increased 2.8% to Ps. 67,195 million in 2025 compared to Ps. 65,365 million in 2024, reflecting robust same-station sales growth mostly driven by an increase in average volume of our stations, this was offset by a decline in volume from our wholesale business . As of December 31, 2025, there were a total of 552 OXXO Gas service stations. The same-station sales increase of 6.9%, reflected a 0.8% increase in the average price per liter, coupled with a 6.0% increase in average volume.

Cost of goods sold increased 2.7% to Ps. 59,004 million in 2025, compared to Ps. 57,430 million in 2024. Gross margin increased 10 basis points to reach 12.2% of total revenues. This increase reflects revenue management initiatives, partially offset by higher per unit costs mainly related to our wholesale business. Gross profit increased 3.2% to Ps. 8,191 million in 2025 compared with 2024.

Administrative expenses decreased 15.8% to Ps. 290 million in 2025, compared to Ps. 343 million in 2024. As a percentage of sales, administrative expenses decreased 10 basis points to 0.4% in 2025 compared to 0.5% in 2024, reflecting ongoing efforts to operate with a leaner organization. The decrease in aggregate administrative expenses reflects the completion of a restructuring process and disciplined cost control to face voluntary industry-wide price commitments. Selling expenses increased 3.7% to Ps. 4,967 million in 2025 compared with Ps. 4,792 million in 2024. As a percentage of sales, selling expenses increased 10 basis points to 7.4% in 2025.

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

Proximity Americas Division

Proximity Americas Division’s total revenues increased 10.3% to Ps. 307,197 million in 2024 compared to Ps. 278,520 million in 2023, reflecting an average increase in same-store sales of 4.2%, resulting from mixed performance of the gathering consumer goods category, including a challenging demand environment in beer and groceries, and softer traffic, which was offset by growth in soft drinks and still beverages, as well as the addition of 1,596 net new stores. This includes 249 stores from our acquisition of Delek’s retail operations in the USA, which we started consolidating in the fourth quarter of 2024. As of December 31, 2024, there were a total of 24,462 stores. As referenced above, OXXO same-store sales increased an average of 4.2% compared to 2023, driven by a 5.7% increase in average ticket, and by a 1.5% decrease in same-store traffic.

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

Cost of goods sold amounted to Ps. 28,412 million, compared to Ps. 24,930 million in 2023, a 14.0% increase. Gross margin was 42.9% of total revenues, showing little change relative to the 42.8% gross margin reported in 2023. As a result, gross profit amounted to Ps. 21,344 million compared with 2023, reflecting a positive result in the B2B foodservice business, which represented a positive price-mix effect and higher promotional income.

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
Our Board of Directors was elected at the AGM held on March 27, 2026, and currently comprises fifteen directors, out of which ten were elected by Series B shareholders and five were elected by Series D shareholders, and twelve alternate directors, out of which nine were elected by Series B shareholders and three were elected by Series D shareholders. The following table sets forth the current members of our Board of Directors:

Series B Directors

José Antonio Fernández Carbajal(1)(2)(8) Executive Chairman of the Board of Directors	Born:	1954
	Appointed to the Board of Directors:	1984 as member of the Board of Directors.
2001 as chairman of the Board of Directors.
	Term expires:	2027
	Principal occupation:	Executive Chairman of the Board of Directors of FEMSA.
	FEMSA Committees:	Chairman of the Operations and Strategy Committee.
	Public Companies Directorships	Executive Chairman of the Board of Directors of FEMSA and Chairman of the Board of Directors of Coca-Cola FEMSA. Member of the Board of Directors of Industrias Peñoles, S.A.B. de C.V. (“Peñoles”).
	Other Directorships:	Chairman of the Board of Directors of Fundación FEMSA, A.C. (“Fundación FEMSA”), member of the Board of Directors of Massachusetts Institute of Technology (“MIT”), member of the Board of Directors of Instituto Tecnológico y de Estudios Superiores de Monterrey (“ITESM”), and member of the Board of Global Advisors of the Council for Foreign Relations.

Business experience and expertise:
After 11 years of experience in other companies, he joined FEMSA in 1988 holding positions such as strategic planning manager and later as CEO of OXXO and Vice-President of Cuauhtémoc Moctezuma Holding, S.A. de C.V., formerly FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza" or "Heineken México"). In 1995, he was appointed CEO of FEMSA and in 2001, Chairman of the Board of Directors of FEMSA, serving in both positions until December 2013. From 2014 to 2023, he served as Executive Chairman of the Board of Directors of FEMSA, and from July 2023 to November 2025, he reassumed the role of CEO of FEMSA in addition to his duties as Executive Chairman of the Board of Directors. His extensive background and experience brings to the Board of Directors a strategic vision, conscientious leadership, deep industry knowledge, talent attraction skills, culture and corporate governance reinforcement, as well as a deep understanding of Latin American markets.

	Education:	Holds a degree in Industrial Engineering and a Master’s degree in Business Administration (“MBA”) from ITESM.
	Alternate director:	Francisco Javier Fernández Carbajal(2)

Eva María Garza Lagüera Gonda(1)(3)(6)(8)	Born:	1958
Director	Appointed to the Board of Directors:	1999
	Term expires:	2027
	Principal occupation:	Private investor.
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
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

	Education:	Holds a Bachelor’s degree in Communication Sciences and an MBA, both from ITESM.
	Alternate director:	José Antonio Fernández Garza Lagüera.(8)

Mariana Garza Lagüera Gonda(3)(6)	Born:	1970
Director	Appointed to the Board of Directors:	2005
	Term expires:	2027
	Principal occupation:	Private Investor.
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
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

	Education:	Holds an Industrial Engineering degree from ITESM and a Master’s degree in International Management from Thunderbird American Graduate School of Global Management.
	Alternate director:	Javier Gerardo Astaburuaga Sanjines

Francisco José Calderón Rojas(4)	Born:	1966
Director	Appointed to the Board of Directors:	2023
	Term expires:	2027
	Principal occupation:	President of Regio Franca, S.A. de C.V. (“Regio Franca”)
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Boards of Directors of FEMSA and Alpek, S.A.B. de C.V.
	Other Directorships:	Member of the Board of Directors of Regio Franca, Franca Industrias, S.A. de C.V. (“Franca Industrias”), and Franca Servicios, S.A. de C.V. (“Franca Servicios”).
	Business experience and expertise:
Currently serving as President of Regio Franca, Franca Servicios, Franca Industrias, and Servicios Administrativos de Monterrey, S.A. of C.V., he has a distinguished professional career with expertise in finance and strategic planning, along with valuable experience in the consumer goods industry.

	Education:	Holds a Bachelor’s degree in Economics from ITESM and an MBA from UCLA Anderson School of Management.
	Alternate director:	Diego Eugenio Calderon Rojas(4)

Alfonso Garza Garza(5)(6)	Born:	1962

Director	Appointed to the Board of Directors:	2016
	Term expires:	2027
	Principal occupation:	Private investor.
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other Directorships:	Member of the Boards of Directors of Grupo Nutec, S.A. de C.V. and Brady Plus.
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

	Education:	Holds an Industrial Engineering degree from ITESM and a MBA from Instituto Panamericano de Alta Dirección de Empresa (“IPADE”).
	Alternate director:	Juan Carlos Garza Garza(5)(6)

Bertha Paula Michel González(7)	Born:	1964
Director	Appointed to the Board of Directors:	2020
	Term expires:	2027
	Principal occupation:	Chairwoman of Casa Córdoba.
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other Directorships:	Member of the Boards of Directors of Círculo Francés de México, A.C. and ITESM.
Business experience and expertise:
She has an extensive career as a teacher and researcher. She was a professor at the Faculty of Science of the National Autonomous University of Mexico (“UNAM”) and an associate researcher at the Institute of Physiology, in addition to a postdoctoral fellow at Harvard Medical School. She is the current Chairwoman of Casa Córdoba, a philanthropic initiative that seeks to create collaboration and support networks for organizations doing social impact work. With her expertise in research, innovation and technology, she offers a global impact approach that enables project expansion and creation of solutions.

	Education:	Holds a degree in Basic Biomedical Research from UNAM, and Master’s degree in Basic Biomedical Reseach from UNAM and a doctorate in Biotechnology from UNAM.
	Alternate director:	Maximino José Michel González(7)

Alejandro Baillères Gual	Born:	1960
Director	Appointed to the Board of Directors:	2022
	Term expires:	2027
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

	Business experience and expertise:	He has extensive experience in publicly traded companies, with in-depth knowledge of risk management, corporate governance and financial markets.
	Education:	Executive Program from Stanford University.
	Alternate director:	Arturo Fernández Pérez

Bárbara Garza Lagüera Gonda(3)(6)	Born:	1959
Director	Appointed to the Board of Directors:	2004
	Term expires:	2027
	Principal occupation:	Private Investor.
	FEMSA Committees:	None.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA and Grupo Aeroportuario del Sureste, S.A.B. de C.V.

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

	Education:	Holds a Bachelor’s degree in Business Administration and an MBA from ITESM.
	Alternate director:	Paulina Garza Lagüera Gonda.(3)(6)

Olga González Aponte	Born:	1966
Independent Director	Appointed to the Board of Directors:	2024
	Term expires:	2027
	Principal occupation:	CEO and President of Wild Fork US.
	FEMSA Committees:	Audit Committee.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA, WM Technology, Inc., and Coca-Cola FEMSA.
	Business experience and expertise:
She has experience in public companies, having served as a Director on the Board of Directors of Walmart México and Central America. She has held international internal audit and Chief Financial Officer ("CFO") roles for Walmart, Inc. with expat assignments in Chile and Mexico. She is the former Senior Vice President and CFO for Walmart México and Central America. She has extensive knowledge of finance and auditing, risk management and corporate governance, as well as of Latin American markets.

	Education:	Holds a Bachelor’s degree in accounting from the Pontificia Universidad Católica de Puerto Rico and an MBA from Florida International University.
	Alternate director:	Enrique F. Senior Hernández.

Michael Larson	Born:	1959
Independent Director	Appointed to the Board of Directors:	2011
	Term expires:	2027
	Principal occupation:	Chief Investment Officer of Cascade Asset Management Company (William H. Gates III).
	FEMSA Committees:	Operations and Strategy Committee.

Public Companies Directorships:	Member of the Boards of Directors of FEMSA, Ecolab, Inc., Republic Services, Inc., and Western Asset Funds.
Business experience and expertise:
He has more than 40 years of portfolio management experience, deep investment expertise and a broad understanding of capital markets, business cycles and capital efficiency and allocation practices. He also has served on several other public company Board of Directors, providing relevant corporate governance experience.

Education:	Holds a Bachelor of Arts degree from Claremont McKenna College and an MBA from the University of Chicago.

Series D Directors

Ricardo Ernesto Saldívar Escajadillo	Born:	1952
Independent Director	Appointed to the Board of Directors:	2015
	Term expires:	2027
	Principal occupation:	Private Investor.
	FEMSA Committees:	Chairman of the Corporate Practices and Nominating Committee and the Operations and Strategy Committee of FEMSA.
	Public Companies Directorships:	Member of the Boards of Directors of FEMSA, Axtel, S.A.B. de C.V., Alfa, S.A.B. de C.V. ("Grupo Alfa") and Grupo Industrial Saltillo, S.A.B. de C.V.
	Other Directorships:	Chairman of the Board of Directors of ITESM and member of the advisory board of Sigma Alimentos, S.A. de C.V.
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

	Education:	Holds a Mechanical Engineering Administrator degree from ITESM, a Master’s degree in Systems Engineering from Georgia Tech Institute and a diploma in Business Administration from IPADE.

Víctor Alberto Tiburcio Celorio	Born:	1951
Independent Director and Financial Expert	Appointed to the Board of Directors:	2019
	Term expires:	2027
	Principal occupation:	Independent Consultant.
	FEMSA Committees:	Chairman of the Audit Committee.

	Public Companies Directorships:	Member of the board of directors of FEMSA, Coca-Cola FEMSA, Palacio de Hierro, Fresnillo, and GNP.
	Other Directorships:	Member of the Board of Directors of Profuturo Afore, Grupo Financiero Scotiabank Inverlat, S.A., de C.V., Governing Board of ITAM and Governing Council of Transparencia Mexicana.
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
(Ernst & Young Mexico) (“Mancera”) as well as its managing director for 13 years. He is qualified as “financial expert” under the Sarabens-Oxley Act.

	Education	Holds a Public Accountant degree from Universidad Iberoamericana and an MBA from the ITAM.

Daniel Alegre	Born:	1968
Independent Director	Appointed to the Board of Directors:	2023
	Term expires:	2027
	Principal Occupation:	CEO of TelevisaUnivisión Inc.
	FEMSA Committees:	Member of the Operations and Strategy Committee.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other Directorships:	Cinépolis, S.A. de C.V.
Business experience and expertise:
He began his career in executive positions at Bertelsmann and BMG Music. In 2004, he joined Google as Vice President, leading the launch of operations in Latin America, and later served as President of the Asia-Pacific region, Global President of Strategic Alliances, and President of Commerce, Procurement and Payments. In April 2020, he was appointed as President and Chief Operating Officer of the gaming company Activision Blizzard. Former CEO of Yuga Labs, Inc. He has an extensive career in commerce, innovation and technology. His professional background provides him with leadership and management skills, as well as extensive experience in global markets and marketing.

Education:
Holds a Bachelor of Arts degree from
Princeton University’s Woodrow Wilson School of Public and International Affairs, an MBA from Harvard Business School and a Juris Doctor Degree from Harvard Law School.

Gibu Thomas	Born:	1971
Independent Director	Appointed to Board of Directors:	2023
	Term expires:	2027
	Principal Occupation:	Executive Vice President and President, Online, of The Estée Lauder Companies, Inc.
	FEMSA Committees:	Member of the Operations and Strategy Committee and the Corporate Practices and Nominating Committee.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA.
	Other Directorships:	None.
	Business experience and expertise:
Earlier in his career, he was a serial entrepreneur in Silicon Valley, helping to build multiple innovative startups, including SugarSync, a pioneer in mobile synchronization and cloud services, where he served as CEO. He also served as Senior Vice President of mobile and digital and Senior Vice President of Strategy and Global E-Commerce for Walmart, Inc. He was the Senior Vice President and Head of Global E-commerce at PepsiCo, Inc., where he was responsible for the holistic strategic direction and execution of the company's global e-commerce business. He is currently the Executive Vice President and President, Online, for Estée Lauder Companies, Inc., where he leads the company's global online business including e-commerce, technology infrastructure, digital media, mobile and omnichannel. He is a highly talented and respected e-commerce and digital transformation expert, with leadership and management skills and broad knowledge of sales, innovation and technology.

	Education:	Holds a Bachelor of Technology degree in Computer Science from the College of Engineering, Trivandrum, and an MBA from the Stanford School of Business.

Elane Stock	Born:	1965
Independent Director	Appointed to the Board of Directors:	2024
	Term expires:	2027
	Principal occupation:	Independent Consultant.
	FEMSA Committees:	Operations and Strategy Committee.
	Public Companies Directorships:	Member of the Board of Directors of FEMSA and Reckitt, PLC.
	Other Directorships:	None.

Business experience and expertise:
Earlier in her career, she was partner and managing director at McKinsey & Company in the United States and Ireland. She is a former Group President of Kimberly-Clark International and was also Group President of the Kimberly-Clark Professional. She previously served as CEO of ServiceMaster Brands. She has experience in public companies, having served on the boards of directors of Yum! Brands, Equifax and Kimberly-Clark de México. She has extensive knowledge in global consumer industries, strategy and geographic expansion, as well as extensive experience in strategic and leadership positions.

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
Business experience and expertise:
He was a private investor at Silver Lake and an investment banker at Morgan Stanley. He then was a founding member of Valiant Capital Management, a global investment firm based in San Francisco, that invests in public and private companies. At Valiant, he was a partner and senior member of the Investment Committee for 15 years. He led public and private investments globally, with a focus on the consumer technology and business service industries. He is currently the Founder and Managing Partner of Triavera Capital, an investment form based in Larkspur, California. His experience includes extensive knowledge of the capital markets, finance, technology and consumer industries.

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
(7)Bertha Michel González and Maximino José Michel González are siblings.

(8)José Antonio Fernández Carbajal and Eva María Garza Lagüera Gonda are parents of José Antonio Fernández Garza Lagüera.

Senior Management

The names and positions of the members of our current senior management and that of our core businesses, their dates of birth and information on their principal business activities both within and outside of FEMSA are as follows:
FEMSA

José Antonio Fernández Carbajal Executive Chairman of the Board of Directors	Born:	1954
	Appointed to the Board of Directors:	1984 as member of the Board of Directors.
		2001 as chairman of the Board of Directors.
	Term expires:	2027
	Principal occupation:	Executive Chairman of the Board of Directors of FEMSA.
	FEMSA Committees:	Chairman of the Operations and Strategy Committee.
	Public Companies Directorships	Executive Chairman of the Board of Directors of FEMSA and Chairman of the Board of Directors of Coca-Cola FEMSA. Member of the Board of Directors of Peñoles.
	Other Directorships:
Chairman of the Board of Directors of Fundación FEMSA, member of the Board of Directors of MIT, member of the Board of Directors of ITESM, and member of the Board of Global Advisors of the Council for Foreign Relations.

	Business experience and expertise:
After 11 years of experience in other companies, he joined FEMSA in 1988 holding positions such as strategic planning manager and later as CEO of OXXO and Vice-President of FEMSA Cerveza. In 1995, he was appointed CEO of FEMSA and in 2001, Chairman of the Board of Directors of FEMSA, serving in both positions until December 2013. From 2014 to 2023, he served as Executive Chairman of the Board of Directors of FEMSA, and from July 2023 to November 2025, he reassumed the role of CEO of FEMSA in addition to his duties as Executive Chairman of the Board of Directors. His extensive background and experience brings to the Board of Directors a strategic vision, conscientious leadership, deep industry knowledge, talent attraction skills, culture and corporate governance reinforcement, as well as a deep understanding of Latin American markets.

	Education:	Holds a degree in Industrial Engineering and a MBA from ITESM.
	Alternate director:	Francisco Javier Fernández Carbajal

Martin Felipe Arias Yaniz	Born:	1967

Chief Financial Officer of FEMSA	Joined FEMSA:	2003
	Appointed to current position:	2024
	Business experience and expertise:
From 1992 to 1996, he worked at Cleary Gottlieb Steen & Hamilton as a corporate attorney in New York, specializing in Latin America M&A and capital markets. Subsequently, he worked at Morgan Stanley as an Associate, Vice President and Executive Director in Latin American M&A based in New York from 1996 to 2003, specializing in the consumer, telecom and utilities industries. From 2003 to 2014, he had various responsibilities for mergers and acquisitions, or M&A, as well as Corporate Treasury and Strategic Planning at Coca-Cola FEMSA. From 2014 to 2019, he was Director of Strategic Planning and Corporate Development at FEMSA. In 2019, he left FEMSA and worked as a financial and strategic advisor and board member for several companies, including Copa Airlines, Grand Bay Group, focused on consumer paper products, and Hacienda El Limon, which focuses on real estate. In addition, during this time, he continued to serve as an external advisor to FEMSA and worked on all transactions relating to FEMSA Forward. Since April 2024, he is the CFO of FEMSA.

	Education:	Holds a Bachelor’s degree in Economics from Georgetown University and Juris Doctor degree from University of Pennsylvania Law School.

Carlos Gerardo Arroyo Rico Chief Executive Officer of OXXO México	Born:	1974
	Joined FEMSA:	2024
	Appointed to current position:	2026
	Business experience and expertise:
He has held various strategic roles within The Coca-Cola Company. With a solid track record in both global and national companies, he has held key leadership positions at Walmart, where he served as Senior Vice President and General Manager of Walmart Central America, and later as Senior Vice President and Chief Operating Officer for Walmart Mexico. He also served as Chief Executive Officer of Grupo Diagnóstico PROA. Joined FEMSA in 2024. In his role as Chief Executive Officer of OXXO Mexico, he leads the company’s operational and commercial strategy, driving initiatives focused on customer experience, innovation, and the sustainable growth of the business.

	Education:	Holds a Bachelor’s degree in Business Administration from ITESM, as well as an MBA from ESADE Business School and a diploma in Marketing from ITESM.

Jacobo Caller Celestino Chief Executive Officer Health and Multi-Formats	Born:	1970
	Joined FEMSA:	2023
	Appointed to current position:	2026
	Business experience and expertise:	With over 20 years of experience in leading international consumer-oriented companies, he has held positions such as CEO of Food Delivery Brands, Senior Vice President of the International Retail Division at Walgreens Boots Alliance, CEO Iberia and COO Europe at Toys "R" Us, and CEO of Spain, Romania, Russia and Turkey at Carrefour. He joined FEMSA in January 2024 as Director of the Multiformats Division.
	Education:	Holds a degree in Law from the Universidad Autónoma de Madrid.

Ian Marcel Craig García Chief Executive Officer, Coca-Cola FEMSA	Born:	1972
	Joined FEMSA:	1994
	Appointed to current position:	2023
	Business experience and expertise:
Joined Coca-Cola FEMSA in 2003. With over
27 years of experience in the beverage industry, previously served in several senior management positions at Coca-Cola FEMSA, including as Chief Operating Officer of Argentina, CFO and Strategic Planning Director of South America Division, CFO, Planning and Corporate Affairs Director of Mercosur Region, and Corporate Finance and Treasury Director of Coca-Cola FEMSA and from 2016 to 2022, as Director of Operations for the Brazil Division.

	Education:	Holds a Bachelor’s degree in Industrial Engineering from ITESM, an MBA from the University of Chicago Booth School of Business, and a Master’s degree in International Commercial Law from ITESM.

Michael Mueller	Born:	1972
Chief Executive Officer Proximity Europe	Joined FEMSA:	2022
	Appointed to current position:	2022
	Education:	Holds a Master’s degree in Law (lic. iur. HSG) from the University of St. Gallen.
	Business experience and expertise:
He was a merger & acquisitions advisor in investment banking at Goldman Sachs and he worked for Bain & Company as a strategy consultant in strategic transformation and restructuring programmes. He was CEO of GVO Asset Management Ltd. between 2007 and 2009, CEO / Delegate and Member of the Board of Directors of Jelmoli Holding AG between 2007 and 2010, as well as Owner & Managing Director of Rubus Capital Management Ltd. between 2010 and 2012. He joined Valora on November 1, 2012, initially as CFO of Valora Holding AG and, since March 1, 2014, he has been the CEO.

Jessica Ponce de León Gaitán	Born:	1974
Chief Sustainability Officer of	Joined FEMSA:	2015
FEMSA	Appointed to current position:	2024
	Business experience and expertise:
With over 20 years of experience, she has
worked in logistics, as well as in the mass consumer products industries and in projects in different countries in Latin America, both in FEMSA and other companies.

She has held different roles, including in commercial, operations, human resources, strategic planning and supply chain areas.

Her most recent responsibilities were at Solistica, where she held the position of Global Transportation Director from 2020 to 2022, and in January 2022, she assumed the position of CEO of the business.

	Education:	Holds a degree in Industrial Engineering from ITESM.

Constantino Spas Montesinos Chief Executive Officer Americas and Mobility	Born:	1970
	Joined FEMSA:	2023
	Appointed to current position:	2023
	Business experience and expertise:
Has more than 30 years of experience in the food and beverage sector in companies such as Coca-Cola FEMSA, Grupo Mavesa and Empresas Polar in Venezuela, Kraft Foods, SAB Miller in Latin America and Bacardi y Compañía S.A. de C.V. in Mexico, holding different positions in finance, marketing, as regional officer and as VP Managing Director.

	Education:	Holds a Bachelor's Degree in Business Administration from Universidad Metropolitana in Caracas and an MBA from Emory University-Goizueta Business school in Atlanta, Georgia.

Roberto Rafael Campa Cifrián Corporate Affairs Officer	Born:	1957
	Joined FEMSA:	2019
	Appointed to current position	2019
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
	Business experience and expertise:
Director of Corporate Finance of Grupo Financiero Bancomer from 1995 to 2000, Director of Corporate Finance of FEMSA from 2000 to 2001, CFO of FEMSA Cerveza from 2001 to 2006, and held the position of Director of Corporate Finance of FEMSA from 2006 to 2020.

	Education:	Holds a degree in accounting and an MBA, both from ITESM.

Alejandro Gil Ortiz General Counsel and Secretary of the Board of Directors	Born:	1980
	Joined FEMSA:	2007
	Appointed to current position:	2022
	Position:	Secretary of the board of directors of FEMSA, and Coca-Cola FEMSA.
	Business experience and expertise:	Held positions of International Legal Director at FEMSA. International and Operations Legal Manager at FEMSA Cerveza and International Legal Manager at Gruma, S.A.B. de C.V.
	Education:	Holds a Law degree from ITESM, an LLM from Harvard Law School and an MBA from IPADE.

Sara Robles Romero	Born:	1975
Vice President of Human Resources	Joined FEMSA:	2023
	Appointed to current position:	2025
	Business experience and expertise:
With over 25 years of experience in Human Resources, she has transformed organizations in Europe, Latin America, and Africa. Her career includes 21 years at Danone, where she held key roles, including Human Resources Director for Argentina and Latin America, Human Resources Director for North Latin America, Vice President of Human Resources for Africa, and Global Vice President of Organizational Development, among others. She joined FEMSA in 2023 as Human Resources Director for the Proximity and Health Division.

	Education:	Sara Robles holds a Law degree from the University of Granada and an MBA from ESADE Business School.

Compensation of Directors and Senior Management

The compensation of Directors is approved at the AGM. For the year ended December 31, 2025, the aggregate compensation paid by FEMSA to its directors was approximately Ps. 39 million. In addition, in the year ended

December 31, 2025, Coca-Cola FEMSA paid approximately Ps. 6.18 million in aggregate compensation to the Directors and executive officers of FEMSA who also serve as directors on the board of Coca-Cola FEMSA.
For the year ended December 31, 2025, the aggregate compensation paid to executive officers and senior management of FEMSA and its subsidiaries was approximately Ps. 4,921 million. See Note 15 to our consolidated financial statements. Aggregate compensation includes bonuses we paid to certain members of senior management and payments in connection with the EVA stock incentive plan described in the section below and in Note 18 to our audited consolidated financial statements. Our senior management and executive officers participate in our benefit plan and post-retirement medical services plan on the same basis as our other employees. Members of our board of directors do not participate in our benefit plan and post-retirement medical services plan, unless they are retired employees of our company. As of December 31, 2025, amounts set aside or accrued for all employees under these retirement plans were Ps. 23,125 million, of which Ps. 16,992 million is already funded. See Note 17.2 to our consolidated financial statements.

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
Under this plan, each year, our Chief Executive Officer together with the Corporate Practices and Nominations Committee of our board of directors, together with the Chief Executive Officer of the respective operating subsidiary, determines the employees eligible to participate in the plan. A bonus formula is then created for each eligible employee, using the EVA framework, which determines the number of shares to be received by such employee. The terms and conditions of the share-based payment arrangement are then agreed upon with the eligible employee, such that the employee can begin to accrue shares under the plan. The shares vest ratably over a three-year period. We account for the EVA stock incentive plan as an equity-settled share-based payment transaction, as we will ultimately settle our obligations with our employees by having the Administrative Trust, as defined below, purchase the respective shares of FEMSA or those of our subsidiary, Coca-Cola FEMSA.
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
As of April 1, 2026, the trust that manages the EVA stock incentive plan held a total of 6,278,148 BD Units of FEMSA and 1,592,385 BL Units of Coca-Cola FEMSA, each representing 0.31% and 0.04% of the total number of shares outstanding of FEMSA and of Coca-Cola FEMSA, respectively.

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
Share Ownership

To our knowledge, based on publicly available information several of our directors, alternate directors and officers are participants of a voting trust (the “Voting Trust”). Each of the trust participants of the Voting Trust is deemed to have beneficial ownership with shared voting power over the shares deposited in the Voting Trust. As of April 1, 2026, 6,922,134,985 Series B Shares representing 76.27% of the outstanding Series B Shares were deposited in the Voting Trust. See “Item 7. Major Shareholders and Related Party Transactions.”
The following table sets forth the B Units, each consisting of five Series B Shares, without par value, and BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value, as of April 1, 2026, beneficially owned by our directors, alternate directors and officers who are participants in the Voting Trust, other than shares deposited in the Voting Trust.

	B Units(1)		BD Units(1)
		Percent of		Percent of
Directors, Alternate Directors and Officers	Units	Class(2)	Units	Class(3)
Eva María Garza Lagüera Gonda	19,402	0.0013%	2,735,480.80	0.1374%
José Antonio Fernández Garza Lagüera	50.00	0.00%	348,999.00	0.00%
Mariana Garza Lagüera Gonda	12,502	0.0008%	2,815,480.80	0.1415%
Bárbara Garza Lagüera Gonda	12,502	0.0008%	2,665,480.80	0.1339%
Paulina Garza Lagüera Gonda	12,502	0.0008%	2,665,480.80	0.1339%
Alejandro Baillères Gual	316,116	0.0223%	2,000,645.00	0.1005%
Alfonso Garza Garza	3,831,417	0,27038%	3,808,369.00	0.1914%
Juan Carlos Garza Garza	3,829,640	0.27025%	2,470,500.00	0.1241%
Maximino Michel González	—	0%	5,635,016.00	0.2832%
Bertha Paula Michel González	—	0%	4,340,202.00	0.2181%
Francisco José Calderón Rojas	—	0%	21,787.00	0.00109%
Diego Eugenio Calderón Rojas	—	0%	130.00	0.00001%

(1)This information derives from public filings with the SEC as of April 1, 2026. The number of our B and BD Units beneficially owned by each individual is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.
(2)The percentage of ownership is based on 1,417,048,500 B Units outstanding as of April 1, 2026.
(3)The percentage of ownership is based on 1,989,766,175 BD Units outstanding as of April 1, 2026.

The following table sets forth the B Units, each consisting of five Series B Shares, without par value, and BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value, as of April 1, 2026, beneficially owned by our directors, alternate directors and officers, other than those who are participants in the Voting Trust.

	B Units(1)		BD Units(1)
		Percent of		Percent of
Directors, Alternate Directors and Officers	Units	Class(2)	Units	Class(3)
Daniel Alegre	—	0%	33,000.00	0.00166%
Javier Gerardo Astaburuaga Sanjines	1,000	0.00007%	1,275,254.00	0.06409%

José Antonio Fernández Carbajal	1,000	0.00007%	6,838,272.00	0.3436%
Michael Larson	—	0%	65,000.00	0.00327%
Ricardo Ernesto Saldívar Escajadillo	—	0%	10,000.00	0.0005%
Alejandro Gil Ortiz	—	0%	92,979.00	0.0046%
Carlos Gerardo Arroyo Rico	—	0%	142,126.00	0.0071%
Constantino Spas Montesinos	—	0%	374,465.00	0.0188%
Gerardo Estrada Attolini	500	0.00004%	517,042.00	0.0259%
Ian Marcel Craig García	—	0%	208,329.00	0.0104%
Jacobo Caller Celestino	—	0%	149,213.00	0.0074%
Jessica Ponce de León Gaitán	—	0%	154,272.00	0.0077%
Roberto Rafael Campa Cifrián	—	0%	282,559.00	0.0142%
Sara Robles Romero	—	0%	51,992.00	0.0026%

(1)This information derives from public filings with the SEC as of April 1, 2026. The number of our B and BD Units beneficially owned by each individual is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.
(2)The percentage of ownership is based on 1,417,048,500 B Units outstanding as of April 1, 2026.
(3)The percentage of ownership is based on 1,989,766,175 BD Units outstanding as of April 1, 2026.

Except as shown in the tables above, we are not aware of our directors, alternate directors or members of our senior management having a beneficial ownership in any class of our capital stock as of April 1, 2026. None of the above shareholders have voting rights that differ from the voting rights of other shareholders.

See Note 18 to our consolidated financial statements.

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
Our board of directors is supported by committees, which are working groups that analyze issues and provide recommendations to the board of directors regarding their respective areas of focus. The executive officers interact periodically with these committees to address management issues. Each committee has a secretary who attends meetings but is not a member of the committee. The following are the three committees of the board of directors, the members of which were elected at our AGM on March 27, 2026:
•Audit Committee. The Audit Committee is responsible for (i) reviewing our quarterly and annual financial statements in accordance with accounting, regulatory, internal control and auditing requirements applicable to us, as well as reviewing our accounting policies and principles, (ii) supervising our internal control over financial reporting and establishing risk mitigation and control policies, as well as overseeing the internal audit function and ensuring that it is objective and competent, (iii) recommending the hiring and compensation of our external audit firm, as well as evaluating and supervising its performance and independence, (iv) reviewing the audit plan and its results, as well as any findings or recommendations, (v) overseeing the internal audit function and ensuring that it is objective and competent, (vi) overseeing compliance, ethics and whistleblower programs, and ensuring that they are aligned with our Code of Ethics, and (vii) supervising the management and compliance with our sustainability programs; and (viii) identifying and following-up on contingencies and legal proceedings. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. Pursuant to the Mexican Securities Market Law, the chairman of the audit committee is elected by the shareholders at the AGM. The chairman of the Audit Committee submits a quarterly and an annual report to the board of directors of the Audit Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The current Audit Committee members are: Víctor Alberto

Tiburcio Celorio (Chairman and Financial Expert), Olga González Aponte, and Francisco Zambrano Rodríguez. Each member of the Audit Committee is an independent director, as required by the Mexican Exchange Market Law and applicable U.S. securities laws and applicable NYSE listing standards.
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
•Corporate Practices and Nominations Committee. The Corporate Practices and Nominations Committee is responsible for (i) reviewing and approving the compensation scheme for the Chief Executive Officer and our senior management, (ii) conducting searches, evaluations and nominations of Series D and independent directors with appropriate qualifications and experience to support corporate decisions, (iii) proposing to the Board of Directors and the Series D shareholders, new independent directors, informing of their qualifications and experience, and providing shareholders with a summary of the election process, (iv) supporting our Board of Directors in the succession processes of the Chief Executive Officer and our senior management, and providing the Board of Directors with an opinion regarding their selection, and (v) reviewing and approving internal policies in connection with use of assets and related party transactions. The committee may call a shareholders’ meeting and include matters on the agenda for that meeting that it may deem appropriate, approve policies on the use of our company’s assets or related-party transactions, approve the compensation of the Chief Executive Officer and relevant officers and support our board of directors in the elaboration of reports on accounting practices. Pursuant to the Mexican Exchange Market Law, the chairman of the Corporate Practices and Nominations Committee is elected by the shareholders at the AGM. The chairman of the Corporate Practices and Nominations Committee submits a quarterly and an annual report to the board of directors of the Corporate Practices and Nominations Committee’s activities performed during the corresponding fiscal year, and the annual report is submitted at the AGM for approval. The members of the Corporate Practices and Nominations Committee are: Ricardo E. Saldívar Escajadillo (Chairman), Gibu Thomas and Jaime A. El Koury. Each member of the Corporate Practices and Nominations Committee is an independent director.
Employees

As of December 31, 2025, our headcount by geographic region was as follows: 263,630 in Mexico, 10,239 in Central America, 24,832 in Colombia, 36,377 in Brazil, 4,304 in Argentina, 1,803 in the U.S., 4,492 in Ecuador, 1,886 in Peru, 1,573 in Uruguay, 13,300 in Chile, 1,392 in Switzerland, 4,781 in Germany, 83 in Austria, 46 in Luxembourg, 34 in the Netherlands and 4 in other countries. The table below sets forth headcount for the years ended December 31, 2025, 2024 and 2023:

	2025			2024			2023
	Non-union	Union	Total	Non-union	Union	Total	Non-union	Union	Total
Sub-holding company:
Coca-Cola FEMSA (1)	49,426	59,414	108,840	56,618	60,101	116,719	60,226	57,138	117,364
Proximity Americas Division (1)(2)	57,565	145,971	203,536	57,613	134,877	192,490	60,458	125,447	185,905
Proximity Europe Division (3)	4,946	1,606	6,552	9,106	1,671	10,777	4,451	1,783	6,234
Fuel Division (1)	983	5,056	6,039	1,092	5,114	6,206	1,091	5,307	6,398
Health Division (1)	27,383	6,274	33,657	26,140	8,045	34,185	24,747	8,958	33,705
Other (1)	6,101	4,051	10,152	13,456	15,166	28,622	17,328	25,998	43,326
Total	146,404	222,372	368,776	164,025	224,974	388,999	168,301	224,631	392,932

(1)Includes employees of third-party distributors, who are not our employees, amounting to 21,172, 30,137 and 33,637 in 2025, 2024 and 2023.
(2)Includes non-management store employees, who are not our employees, amounting to 26,330, 30,229 and 35,510 in 2025, 2024 and 2023.
(3)Excludes employees of franchises.

As of December 31, 2025, approximately 69% of our employees, most of whom are employed in Mexico, were members of labor unions. We had 523 separate collective bargaining agreements with 142 labor unions. In general, we have good relationships with the labor unions throughout our operations.

The table below sets forth the number of collective bargaining agreements and unions for our employees:
Collective Bargaining Labor Agreements between
Sub-holding Companies and Unions
As of December 31, 2025

	Collective
	Bargaining	Labor
Sub-holding Company	Agreements	Unions
Coca-Cola FEMSA	212	111
Proximity Americas Division (1)	159	6
Proximity Europe Division	20	3
Fuel Division	38	3
Health Division (2)	28	14
Other (3)	66	5
Total	523	142

(1)Does not include non-management store employees, who are employed directly by each individual store.
(2)Closure of 422 stores in Mexico.
(3)Decrease in number of collective bargaining agreements and unions, as a result of the divestment of Solistica and Alpunto business units.

Approximately 15% of OXXO stores in Mexico are operated by independent managers responsible for all aspects of store operations. The store managers are commission agents and are not employees of Proximity Americas Division. Each store manager is the legal employer of the store’s staff, which typically numbers six people per store.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The following table identifies each owner of more than 5% of any class of our shares known to our company as of April 1, 2026. Except as described below, we are not aware of any holder of more than 5% of any class of our shares. Only the Series B Shares have full voting rights under our bylaws.
Ownership of Capital Stock as of April 1, 2026

							Total
	Series B Shares		Series D-B Shares		Series D-L Shares		Shares
							of FEMSA
		Percent		Percent		Percent	Capital
	Shares Owned	of Class	Shares Owned	of Class	Shares Owned	of Class	Stock
Shareholder
Technical Committee and Trust Participants under the Voting Trust(1)	6,922,134,985	76.27%					39.90%
William H. Gates III(2)	278,887,350	3.07%	557,774,700	14.02%	557,774,700	14.02%	8.19%

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
As of April 1, 2026, there were 48 holders of record of ADSs in the U.S., which represented approximately 46.41% of our outstanding BD Units. Since a substantial number of ADSs are held in the name of nominees of the beneficial owners, including the nominee of The Depository Trust Company, the number of beneficial owners of ADSs is substantially greater than the number of record holders of these securities.

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
Interest of Management in Certain Transactions

The following is a summary of: (i) the main transactions we have entered into with entities for which members of our board of directors or management serve as a member of the board of directors or management, (ii) the main transactions our subsidiaries have entered into with entities for which members of their board of directors or management serve as members of the board of directors or management, and (iii) the main transactions our subsidiaries have entered into with related entities. Each of these transactions was entered into in the ordinary course of business, and we believe each is on terms comparable to those that could be obtained in arm’s length negotiations with unaffiliated third parties. Under our bylaws, transactions entered with related parties not in the ordinary course of business are subject to the approval of our board of directors, subject to the prior opinion of the Corporate Practices and Nominating Committee.

We, along with certain of our subsidiaries, regularly engage in financing and insurance coverage transactions, including entering into loans and bond offerings in the local capital markets, with subsidiaries of Grupo Financiero BBVA Bancomer, a financial services holding company of which Ricardo Guajardo Touché, who served as an alternate director of FEMSA and a director of Coca-Cola FEMSA, was a director until 2024. During Ricardo Guajardo Touché's tenure as a director of Grupo Financiero BBVA Bancomer, we made interest expense payments and fees paid to Grupo Financiero BBVA Bancomer in respect of these transactions of Ps. 206 million and Ps. 215 million as of December 31, 2024 and 2023, respectively. The total amount due to Grupo Financiero BBVA Bancomer as of the end of December 31, 2024 and 2023 was Ps. 1,566 million and Ps. 1,651 million respectively. We also had a receivable balance with Grupo Financiero BBVA Bancomer of Ps. 3,576 million and Ps. 5,233 million, respectively, as of December 31, 2024 and 2023, and interest revenues of Ps. 2,732 million and Ps. 3,346 million as of December 31, 2024 and 2023, respectively.
We, along with certain of our subsidiaries, spent Ps. 196 million in the ordinary course of business in 2023 in publicity and advertisement purchased from Televisa, a media corporation in which our alternate director and director of Coca-Cola FEMSA, Enrique F. Senior Hernández, served as director for such year.
Proximity Americas Division, in its ordinary course of business, purchased Ps. 7,418 million, Ps. 7,249 million and Ps. 7,264 million in 2025, 2024 and 2023 respectively, in baked goods and snacks for its stores from subsidiaries of Bimbo, of which Ricardo Guajardo Touché, who served as one of FEMSA’s alternate directors and director of Coca-Cola FEMSA, was a director, and Jaime A. El Koury, one of our alternate directors and alternate director of Coca-Cola FEMSA, is a director. Proximity Americas Division also purchased Ps. 2,066 million, Ps. 2,315 million and Ps. 1,582 million in 2025, 2024 and 2023, respectively, in juices from subsidiaries of Jugos del Valle.
José Antonio Fernández Carbajal, Eva Maria Garza Lagüera Gonda, Javier Gerardo Astaburuaga Sanjines, Mariana Garza Lagüera Gonda, Alfonso Garza Garza and Ricardo Ernesto Saldívar Escajadillo, who are directors or alternate directors of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of ITESM, which is a prestigious university system with headquarters in Monterrey, Mexico that routinely receives donations from FEMSA and its subsidiaries. For the years ended December 31, 2025, 2024 and 2023 donations to ITESM amounted to Ps. 210 million, Ps. 241 million and Ps. 237 million, respectively.
José Antonio Fernández Carbajal, Jessica Ponce de León, Eva María Fernández Garza Lagüera, Ian Craig García, Martin Felipe Arias Yaniz and Roberto Rafael Campa Cifrán, who are directors, alternate directors or senior officers of FEMSA or Coca-Cola FEMSA, are also members of the board of directors of Fundación FEMSA, A.C., which is a social investment instrument for communities in Latin America. For the years ended December 31, 2025, 2024 and 2023 donations to Fundación FEMSA, A.C. amounted to Ps. 335 million, Ps. 344 million and Ps. 309 million, respectively.
Business Transactions between Coca-Cola FEMSA, FEMSA and The Coca-Cola Company

Coca-Cola FEMSA regularly engages in transactions with TCCC and its affiliates. Coca-Cola FEMSA purchases all of its concentrate requirements for Coca-Cola trademark beverages from affiliates of TCCC. Total expenses charged to Coca-Cola FEMSA by TCCC for concentrates were Ps. 51,740 million, Ps. 54,502 million and Ps. 46,461 million in 2025, 2024 and 2023, respectively. Coca-Cola FEMSA and TCCC develop an annual marketing strategy to promote the sale and consumption of products. In order to implement this strategy, Coca-Cola FEMSA and TCCC first develop an allocation of marketing expenditures amongst themselves, which Coca-Cola FEMSA monitors and tracks during the year. At the end of the year, Coca-Cola FEMSA reviews the actual marketing expenditures and pays or receives a reimbursement from TCCC in accordance with the agreed-upon allocation. Marketing reimbursements from TCCC were Ps. 2,721 million, Ps. 2,012 million and Ps. 2,450 million in 2025, 2024 and 2023, respectively. TCCC also makes contributions to Coca-Cola FEMSA that Coca-Cola FEMSA generally uses for initiatives that promote volume growth of Coca-Cola trademark beverages.

Coca-Cola FEMSA purchases products from Jugos del Valle, a joint business acquired together with TCCC, in the amount of Ps. 7,899 million, Ps. 4,763 million and Ps. 3,718 million in 2025, 2024 and 2023, respectively, which is mainly related to certain juice-based beverages and dairy products that are part of Coca-Cola FEMSA’s product portfolio. As of the date of this report, Coca-Cola FEMSA held a 28.2% interest in Jugos del Valle.

Coca-Cola FEMSA purchases products from Leão Alimentos, a business acquired together with TCCC, in the amount of Ps. 112 million, and Ps. 181 million in 2024 and 2023, respectively, which is mainly related to certain juice-based beverages and teas that are part of Coca-Cola FEMSA’s product portfolio. As of the date of this report, Coca-Cola FEMSA held a 25.1% indirect interest in Leão Alimentos.

ITEM 8. FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements” on pages F-1 through F-122, incorporated herein by reference.
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
•Series D-B Shares (“Series D-B Shares”); and
•Series D-L Shares (“Series D-L Shares”).
Series B Shares have full voting rights, and Series D-B and D-L Shares have limited voting rights. The shares of our company are not separable and may be transferred only in the following forms:
•B Units, consisting of five Series B Shares; and
•BD Units, consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.

The following table sets forth information regarding our capital stock issued as of April 1, 2026.

			Percentage of
		Percentage of	Full Voting
	Number	Capital	Rights
Class
Series B Shares (no par value)	9,080,926,415	53.22%	100.00%
Series D-B Shares (no par value)	3,991,367,830	23.39%	—%
Series D-L Shares (no par value)	3,991,367,830	23.39%	—%
Total Shares	17,063,662,075	100.00%	100.00%
Units
BD Units	1,995,683,915	58.48%	21.98%
B Units	1,417,048,500	41.52%	78.02%
Total Units	3,412,732,415	100.00%	100.00%

Trading Markets

Since May 11, 1998, ADSs representing BD Units have been listed on the NYSE, and the BD Units and the B Units have been listed on the Mexican Stock Exchange.. Each ADS represents 10 BD Units deposited under the deposit agreement with the ADS depositary. As of April 1, 2026, approximately 46.41% of BD Units traded in the form of ADSs.
The NYSE trading symbol for the ADSs is “FMX” and the Mexican Stock Exchange trading symbols are “FEMSA UBD” for the BD Units and “FEMSA UB” for the B Units.
Fluctuations in the exchange rate between the Mexican peso and the U.S. dollar have affected the U.S. dollar equivalent of the Mexican peso price of our shares on the Mexican Stock Exchange and, consequently, have also affected the market price of our ADSs, at times positively and at times negatively.
Trading on the Bolsa Mexicana de Valores, S.A.B. de C.V. and Bolsa Institucional de Valores, S.A. de C.V.

The Bolsa Mexicana de Valores, S.A.B. de C.V. (Mexican Stock Exchange or "BMV"), and the Bolsa Institucional de Valores, S.A. de C.V. are both located in Mexico City, and are the two operating stock exchanges in Mexico. Trading takes place principally through automated systems that are open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. During daylight savings time, trading hours change to match the NYSE trading hours, opening at 7:30 a.m. and closing at 2:00 p.m. local time. Both stock exchanges operate a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the units represented by ADSs that are directly or indirectly quoted on a stock exchange outside of Mexico.
Settlement is effected one business day after a stock transaction. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican Stock Exchange or the Bolsa Institucional de Valores, S.A. de C.V. Most securities traded on the Mexican Stock Exchange and on the Bolsa Institucional de Valores, S.A. de C.V., including our units, are on deposit with S.D. Indeval Institución para el Depósito de Valores S.A. de C.V., which we refer to as “Indeval,” a privately owned securities depositary that acts as a clearinghouse for transactions on the Mexican Stock Exchange.
ITEM 10. ADDITIONAL INFORMATION

Bylaws

The following is a summary of the material provisions of our bylaws and applicable Mexican law. Our bylaws were last amended on March 27, 2026. For a description of the provisions of our bylaws relating to our board of directors and executive officers, see “Item 6. Directors, Senior Management and Employees.”
Organization and Registry
We are a publicly listed company with variable capital (sociedad anónima bursátil de capital variable) organized in Mexico under the Mexican Corporations General Law (Ley General de Sociedades Mercantiles) and the Mexican Exchange Market Law (Ley del Mercado de Valores). We were incorporated in 1936 under the name Valores Industriales, S.A., as a sociedad anónima, and our current corporate name is Fomento Económico Mexicano, S.A.B. de

C.V. We are registered in the Public Registry of Property and Commerce (Registro Público de la Propiedad y del Comercio) of Monterrey, Nuevo León.
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

Subject to certain expectations for short-term and hedged positions, dividends paid on the ADSs will be treated as qualified dividends if (i) we are eligible for the benefits of a comprehensive income tax treaty with the U.S. that the Internal Revenue Service (“IRS”) has approved for the purposes of the qualified dividend rules, or the dividends are paid with respect to ADSs that are “readily tradable on an established U.S. securities market” and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (or “PFIC,” as further explained below under “Passive Foreign Investment Company Rules”). The income tax treaty between Mexico and the U.S. has been approved for the purposes of the qualified dividend rules. The ADSs are listed on the NYSE, and will qualify as readily tradable on an established securities market in the U.S. so long as they are so listed. Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a passive foreign investment company for U.S. federal income tax purposes with respect to our 2025 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2026 taxable year.

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
Based on our audited consolidated financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 taxable year. In addition, based on our audited consolidated financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income and relevant market and shareholder data, we do not anticipate becoming a passive foreign investment company for our 2026 taxable year. However, the determination of whether we are a PFIC must be made annually after the close of the taxable year and based on the facts and circumstances at that time, some of which may be beyond our control, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, no assurance can be given that we will not be a PFIC in the current year or in future years. If we are classified as a PFIC, and you do not make one of the elections described below, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” including certain distributions by us and gain that you recognize on the sale of your ADSs. The amount of income tax on any excess distributions will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your ADSs at death.

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

U.S. Backup Withholding and Information Reporting. While non-U.S. holders generally are exempt from information reporting and backup withholding, a non-U.S. holder may, in certain circumstances, be required to comply with certain information and identification procedures in order to prove this exemption in connection with payments received within the United States or through certain U.S. related intermediaries.

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
Bottler Agreements
Bottler agreements entered into by Coca-Cola FEMSA are described in Item 4, pages 40-41, of Coca-Cola FEMSA’s Form 20-F filed on April 15, 2026, which pages in relevant part are hereby incorporated by reference.
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
Interest Rate Risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2025, we had outstanding total debt of Ps. 147,666 million, of which 6.9% bore interest at variable interest rates and 93.1% bore interest at fixed interest rates. After giving effect to derivative hedging contracts, as of December 31, 2025, 83.5% of our total debt was fixed rate and 16.5% of our total debt was variable rate (the total amount of debt and of variable rate debt and fixed rate debt used in the calculation of this percentage includes the effect of cross-currency and interest rate swaps). The interest rate on our variable rate debt is determined by reference to the Secured Overnight Financing Rate (“SOFR”), a benchmark rate used for U.S. dollar loans), the Equilibrium Interbank Interest Rate (Tasa de Interés Interbancaria de Equilibrio, or “TIIE”), and the Treasury Certificates (Certificados de la Tesorería, or “CETES”) rate. SOFR is subject to U.S. and international regulatory guidance and proposals for reform. These reforms and other pressures may cause SOFR to become unavailable or to perform or be reported differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our floating rate debt or exposure under our interest rate derivative transactions. We do not anticipate a significant impact to our financial position given our current mix of variable and fixed-rate debt, taking into account the impact of our interest rate hedging. If any of the above-described reference rates increase, our interest payments would consequently increase.
The table below also includes the estimated fair value as of December 31, 2025 of:
•short and long-term debt, based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt with similar terms and remaining maturities;
•long-term notes payable based on quoted market prices; and
•cross-currency swaps and interest rate swaps, based on quoted market prices to terminate the contracts as of December 31, 2025
As of December 31, 2025, the fair value represents a decrease in total debt. This represents Ps. 9,831 million less than book value.

		As of December 31, (1)
													Carrying		Fair		Carrying
													Value at		Value at		Value at
(in millions of Mexican pesos)	2026		2027		2028		2029		2030		2031 and thereafter		December 31, 2025		December 31, 2025		December 31, 2024
Short-term debt:
Fixed-rate debt:
Argentine pesos
Bank loans	Ps.	634		—		—		—		—		—	Ps.	634		634		638
Interest rate		36.2%		—		—		—		—		—		36.2%		—		50.1%
Chilean pesos
Bank loans		448		—		—		—		—		—		448		448		460
Interest rate		6.0%		—		—		—		—		—		6.0%		—		6.4%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		345
Interest rate		—		—		—		—		—		—		—		—		10.4%
Uruguayan pesos
Bank loans		—		—		—		—		—		—		—		—		46
Interest rate		—		—		—		—		—		—		—		—		10.8%
Variable-rate debt:
Mexican pesos
Bank loans		3,143		—		—		—		—		—		3,143		3,143		650
Interest rate		7.8%		—		—		—		—		—		7.8%		—		13.5%
Chilean pesos
Bank loans		1,239		—		—		—		—		—		1,239		1,240		1,222
Interest rate		4.5%		—		—		—		—		—		4.5%		—		6.4%
Colombian pesos
Bank loans		398		—		—		—		—		—		398		398		414
Interest rate		10.5%		—		—		—		—		—		10.5%		—		10.4%
Total short-term debt	Ps.	5,862	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	5,862	Ps.	5,863	Ps.	3,775

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2025		Fair Value at December 31, 2025		Carrying Value at December 31, 2024⁽¹⁾
											2031 and thereafter
(in millions of Mexican pesos)	2026		2027		2028		2029		2030
Long-term debt:
Fixed-rate debt:
Euro
Senior unsecured notes	Ps.	10,539	Ps.	—	Ps.	6,182	Ps.	—	Ps.	—	Ps.	5,035	Ps.	21,756	Ps.	20,626	Ps.	21,748
Interest rate		2.6		—		0.5%		—		—		1.0%		1.6%		—		1.6%
U.S. dollars
Yankee bond (2)		—		—		—		—		18,576		29,308		47,884		46,069		43,504
Interest rate		—		—		—		—		2.8%		3.9%		3.4%		—		3.1%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		7,586		7,586		6,736		8,563
Interest rate (1)		—		—		—		—		—		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		24,146		24,146		17,778		27,249
Interest rate (1)		—		—		—		—		—		3.5%		3.5%		—		3.5%
Bank loans		—		2,066		—		—		—		—		2,066		2,066		2,469
Interest rate		—		5.1%		—		—		—		—		5.1%		—		5.2%
Mexican pesos
(CEBUR MXN L22-2L)		—		—		—		—		—		8,436		8,436		8,762		8,435
Interest rate (1)		—		—		—		—		—		9.7%		9.7%		—		9.7%
Domestic senior notes		—		8,497		9,959		5,494		—		—		23,950		23,952		23,949
Interest rate		—		7.9%		7.4%		10.0%		—		—%		5.3%		—		8.1%
Bank loans		116		87		19		—		—		—		222		223		458
Interest rate		11.6%		12.1%		12.3%		—		—		—		11.9%		—		11.6%
Colombian pesos
Bank loans		359		—		—		—		—		—		359		359		—
Interest rate		9.9%		—%		—%		—%		—%		—%		9.9%		—		—%
Subtotal	Ps.	11,014	Ps.	10,650	Ps.	16,160	Ps.	5,494	Ps.	18,576	Ps.	74,511	Ps.	136,405	Ps.	126,571	Ps.	136,375

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2025		Fair Value at December 31, 2025		Carrying Value at December 31, 2024⁽¹⁾
											2031 and Thereafter
(in millions of Mexican pesos)	2026		2027		2028		2029		2030
Variable-rate debt:
Mexican pesos
(CEBUR MXN L22)		—		827		—		—		—		—		827		831		826
Interest rate (1)		—		11.6%		—%		—		—		—		11.6%		—		11.6%
Domestic senior notes		2,934		—		—		—		—		—		2,934		2,934		4,654
Interest rate (1)		7.6%		—		—		—		—		—		7.6%		—		10.5%
Bank Loans		245		275		300		162		37		—		1,019		1,017		2,565
Interest rate (1)		6.4%		9.5%		12.3%		9.4%		9.3%		—		9.5%		—		13.3%
Brazilian reais
Bank loans		3		—		—		—		—		—		3		3		9
Interest rate		8.8%		—		—		—		—		—		8.8%		—		9.1%
Colombian pesos
Bank loans		616		—		—		—		—		—		616		617		—
Interest rate		10.5%		—		—		—		—		—		10.5%		—		—%
Subtotal	Ps.	3,798	Ps.	1,102	Ps.	300	Ps.	162	Ps.	37	Ps.	—	Ps.	5,399	Ps.	5,402	Ps.	8,054
Total long-term debt	Ps.	14,812	Ps.	11,752	Ps.	16,460	Ps.	5,656	Ps.	18,613	Ps.	74,511	Ps.	141,804	Ps.	131,973	Ps.	144,429
Current portion of long-term debt														(14,812)				(2,947)
													Ps.	147,666			Ps.	148,204

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Interest rate derivatives that have been designated as fair value hedge relationships have been used by Coca-Cola FEMSA to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss on financial instruments” in the period in which they occur. During December 31, 2025, we are applying IFRS 9 to the hedged portion of the Senior Notes of US$705, which are linked to an interest rate swap. Starting in 2022, the hedging gain or loss adjusts the carrying amount of the hedged item and is recognized in the consolidated income statement under “Market value (gain) loss in financial instruments.” During the year ended December 31, 2025, the Company recognized a loss of Ps. 544 in the consolidated income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in USD, that resulted from increases in interest rates.

A hypothetical, instantaneous and unfavorable change of 100 basis points in the average interest rate applicable to variable-rate liabilities held at FEMSA as of December 31, 2025 would increase our interest expense by approximately Ps. 211 million, or 1.0%, over the 12-month period of 2025, assuming no additional debt is incurred during such period, in each case after giving effect to all of our interest and cross-currency swap agreements.

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the local currencies, of each country where we have operations, relative to the U.S. dollar. In 2025, the percentage of our consolidated total revenues was denominated as follows:

Total Revenues by Currency at December 31, 2025

		% of Consolidated
		Total
Region	Currency	Revenues*
Mexico and Central America	Mexican peso, Guatemalan quetzal, Panamanian balboa, Costa Rican colon, Nicaraguan córdoba and U.S. dollar	67%

South America	Brazilian reais, Argentine peso, Colombian peso, Chilean peso, Uruguayan peso and Peru sol	25%

U.S.	U.S. dollar	2%

Europe	Euros and Swiss franc	7%

*Numbers may not total due to rounding.
We estimate that a majority of our consolidated costs and expenses are denominated in Mexican pesos for Mexican subsidiaries and in the aforementioned currencies for the foreign subsidiaries, which are principally subsidiaries of Coca-Cola FEMSA. Substantially all of our costs and expenses denominated in a foreign currency, other than the functional currency of each country where we have operations, are denominated in U.S. dollars. As of December 31, 2025, after giving effect to all cross-currency swaps and interest rate swaps, 53.4% of our long-term indebtedness was denominated in Mexican pesos, 27.0% was denominated in U.S. dollars, 7.2% was denominated in euros, 9.3% was denominated in Brazilian reais, 1.1% was denominated in Chilean pesos, 1.6% was denominated in Colombian pesos and 0.4% in Argentine pesos. We also have short-term indebtedness, which mostly consists of bank loans in Colombian pesos, Chilean pesos, Mexican pesos and Argentine pesos. Decreases in the value of the different currencies relative to the U.S. dollar will increase the cost of our foreign currency denominated operating costs and expenses, and the debt service obligations with respect to our foreign currency-denominated indebtedness. A depreciation of the Mexican peso relative to the U.S. dollar will also result in foreign exchange losses, as the Mexican peso value of our foreign currency-denominated long-term indebtedness is increased.
Our exposure to market risk associated with changes in foreign currency exchange rates relates primarily to U.S. dollar and euro-denominated debt obligations as shown in the interest rate risk table above. We occasionally utilize financial derivative instruments to hedge our exposure to the U.S. dollar relative to the Mexican peso and other currencies.
As of December 31, 2025, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was Ps. 10,533 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 619 million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2025, a loss of Ps. 2 million on expired forward agreements was recorded in our consolidated results.
As of December 31, 2024, we had forward agreements that met the hedging criteria for accounting purposes, to hedge our transactions denominated in U.S. dollars. The notional amount of these forward agreements was Ps. 8,052 million that expired in 2025, for which we have recorded a net fair value asset of Ps. 422 million. The fair value of foreign currency forward contracts is estimated based on the quoted market price of each agreement at year-end assuming the same maturity dates originally contracted for. For the year ended December 31, 2024, a gain of Ps. 3 million on expired forward agreements was recorded in our consolidated results.
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

As of December 31, 2025 and 2024, we did not have any non-derivative financial liability as a hedge on net investments.
As of December 31, 2023, our net investment in Heineken was designated as a non-derivative hedge on long-term debt in an aggregate amount of €534 million. In 2023, following the divestment of our stake in Heineken, this net investment hedge was discontinued, recycling the effects of Heineken’s hedge in the consolidated income statements, which amounted to a gain of Ps. 5,763 million, net of tax. Additionally, as of December 31, 2023, our net investments in Jetro Restaurant Depot and Envoy Solutions were designated as non-derivative hedges on long-term debt in the aggregate amount of U.S. $1,557 million. In 2023, following our divestment of our investments in Jetro Restaurant Depot and Envoy Solutions, these net investment hedges were discontinued, with respect to Envoy Solution’s hedge, recycling its effects in the consolidated income statements, which amounted to a gain of Ps. 3,910 million, net of tax, and with respect to Jetro Restaurant Depot’s hedge, remaining in other comprehensive income, as this investment was classified as FVOCI, which amounted to a gain of Ps. 1,188 million, net of tax. See Note 4.3.1 to our consolidated financial statements.
The following table illustrates the effects that hypothetical fluctuations in the exchange rates of the U.S. dollar and the euro relative to the Mexican peso, and the U.S. dollar relative to the Brazilian real and Colombian peso, would have on our equity and profit or loss:

			Effect on Equity
	Change in		(in millions of
	Exchange		Mexican
Foreign Currency Risk	Rate		pesos)
2025
FEMSA(1)	+9% MXN/USD	Ps.	—
	‑9% MXN/USD		—
	+5% CHF/EUR		85
	‑5% CHF/EUR		(85)
Coca-Cola FEMSA	+9% MXN/USD		565
	‑9% MXN/USD		(565)
	+10% BRL/USD		194
	‑10% BRL/USD		(194)
	+11% COP/USD		91
	‑11% COP/USD		(91)
	+25% ARS/USD		40
	‑25% ARS/USD		(40)
	+6% UYU/USD		25
	‑6% UYU/USD		(25)
	+3% CRC/USD		10
	-3% CRC/USD		(10)
2024
FEMSA(1)	+13% MXN/USD	Ps.	15
	‑13% MXN/USD		(15)
	+5% CHF/EUR		125
	‑5% CHF/EUR		(125)
	+7% CHF/USD		7
	‑7% CHF/USD		(7)
Coca-Cola FEMSA	+13% MXN/USD		183
	‑13% MXN/USD		(183)
	+13% BRL/USD		50
	‑13% BRL/USD		(50)
	+11% COP/USD		34
	‑11% COP/USD		(34)

	+2% ARS/USD		11
	‑2% ARS/USD		(11)
	+5% UYU/USD		13
	‑5% UYU/USD		(13)
	+5% CRC/USD		14
	-5% CRC/USD		(14)
2023
FEMSA(1)	+11% MXN/USD	Ps.	9
	‑11% MXN/USD		(9)
	+7% CHF/EUR		78
	‑7% CHF/EUR		(78)
	+7% EUR/USD		(6)
	‑7% EUR/USD		6
Coca-Cola FEMSA	+11% MXN/USD		465
	‑11% MXN/USD		(465)
	+12% BRL/USD		521
	‑12% BRL/USD		(521)
	+16% COP/USD		225
	‑16% COP/USD		(225)
	+120% ARS/USD		685
	‑120% ARS/USD		(685)
	+5% UYU/USD		20
	‑5% UYU/USD		(20)
	+7% CRC/USD		15
	-7% CRC/USD		(15)

(1)Does not include Coca-Cola FEMSA.
As of December 31, 2025, we had (i) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 7,217 million that expire in 2026, for which we have recorded a net fair value liability of Ps. 165 million; (ii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 11,913 million that expire in 2027, for which we have recorded a net fair value liability of Ps. 981 million; (iii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 8,705 million that expire in 2028, for which we have recorded a net fair value asset of Ps. 238 million; (iv) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 1,327 million that expire in 2029, for which we have recorded a net fair value asset of Ps. 358 million; (v) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 19,526 million that expire in 2030, for which we have recorded a net fair value asset of Ps. 955 million; (vi) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 3,683 million that expire in 2032, for which we have recorded a net fair value of Ps. 0 million; (vii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 4,722 million that expire in 2033, for which we have recorded a net fair value asset of Ps. 296 million; (viii) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 11,797 million that expire in 2035, for which we have recorded a net fair value liability of Ps. 3,507 million; (ix) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 5,398 million that expire in 2043, for which we have recorded a net fair value asset of Ps. 2,029 million; and (x) cross-currency swaps designated as fair value hedges under contracts with an aggregate notional amount of Ps. 3,471 million that expire in 2050, for which we have recorded a net fair value asset of Ps. 1,118 million.

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
Certain cross-currency swap instruments did not meet the hedging criteria for accounting purposes. For the years ended December 31, 2025, 2024 and 2023 changes in the estimated fair value were recorded in the income statement. The changes in fair value of these contracts represented a gain of Ps. 185 million, Ps. 938 million and Ps. 141 million in 2025, 2024, and 2023, respectively.
A hypothetical, instantaneous and unfavorable 10% devaluation of the Mexican peso relative to the U.S. dollar occurring on December 31, 2025 would result in a foreign exchange gain increasing our consolidated net income by approximately Ps. 4,336 million over the 12-month period of 2025, reflecting greater foreign exchange loss related to our U.S. dollar denominated indebtedness, net of a gain in the cash balances held by us in U.S. dollars and euros.

As of April 17, 2026, the exchange rates relative to the U.S. dollar of all the countries where we have operations, as well as their depreciation/appreciation effect compared to December 31, 2025, were as follows:

		Exchange Rate
		as of April 17,	(Depreciation) /
Country	Currency	2026	Appreciation
Mexico	Mexican peso	17.2723	3.9%
Brazil	Brazilian reais	4.97	9.7%
Colombia	Colombian peso	3,615.10	3.8%
Argentina	Argentine peso	1,364.50	6.2%
Costa Rica	Colon	459.59	8.3%
Guatemala	Quetzal	7.64	0.3%
Nicaragua	Cordoba	36.62	—
Panama	U.S. dollar	1.00	—
Euro Zone	Euro	0.85	0.2%
Peru	Nuevo sol	3.44	(2.0)%
Chile	Chilean peso	886.32	2.3%
Uruguay	Uruguayan peso	39.61	(1.5)%

A hypothetical, instantaneous and unfavorable 10% devaluation in the value of the currencies in each of the countries where we have operations, relative to the U.S. dollar, occurring on December 31, 2025, would produce a reduction (or gain) in stockholders’ equity as follows:

		Reduction in
Country	Currency	Stockholders’ Equity
		(in millions of Mexican pesos)
Mexico	Mexican peso	4,336
Brazil	Brazilian reais	2,979
Colombia	Colombian peso	1,351
Costa Rica	Colon	490
Argentina	Argentine peso	380
Guatemala	Quetzal	167
Nicaragua	Cordoba	156
Panama	U.S. dollar	338
Peru	Nuevo sol	13
Chile	Chilean peso	2,113
Uruguay	Uruguayan peso	241
Ecuador	U.S. dollar	57
Euro Zone	Euro	386
U.S.A.	U.S. dollar	4,388

Equity Risk

As of December 31, 2025 and 2024, we did not have any equity derivative agreements that exposed us to equity risk.
In May 2025 and December 2025, we entered into accelerated share repurchase (“ASR”) agreements with financial institutions in the U.S. to repurchase certain of our shares through the acquisition of ADSs. See “Item 16E. Purchases of Equity Securities by Issuer and Affiliated Purchasers.”

Commodity Price Risk

We entered into various derivative contracts to hedge the cost of certain raw materials that are exposed to variations of commodity price exchange rates. As of December 31, 2025, we had various derivative instruments contracts with maturity dates in 2026 and 2027, notional amounts of Ps. 5,376 million and a net fair value liability of Ps. 320 million. The results of our commodity price contracts expired for the years ended December 31, 2025, 2024 and 2023 were a loss of Ps. 231 million, a gain of Ps. 15 million and a loss of Ps. 430 million, respectively, which were recorded in the results of each year.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

ITEM 12A. DEBT SECURITIES

Please see Exhibit 2.15 to this annual report.
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

Please see Exhibit 2.15 to this annual report for more information.
Direct and Indirect Payments by the Depositary
The depositary pays us an agreed amount, which includes reimbursements for certain expenses we incur in connection with the ADS program. These reimbursable expenses include legal and accounting fees, listing fees, investor relations expenses and fees payable to service providers for the distribution of material to ADS holders. For the year ended December 31, 2025, this amount was US$3,556,422.34.

ITEMS 13-14. NOT APPLICABLE

ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures
Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures in connection with the preparation of our consolidated financial statements as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their objectives. Based on our evaluation, we concluded that our disclosure controls and procedures were not effective as of December 31, 2025. Management has identified a material weakness at our significant subsidiary, Coca‑Cola FEMSA, S.A.B. de C.V. (“Coca-Cola FEMSA”), with respect to ineffective information technology general controls (“ITGCs”) related to ERP systems that support financial accounting processes. Through additional procedures prior to the filing, despite the deficiencies described below, management has concluded that our consolidated financial statements included herein fairly present, in all material respects, our financial position, results of operations, capital position, and cash flows for the periods presented, in conformity with IFRS Accounting Standards as issued by the Internation Accounting Standards Board (“IASB”), and no adjustments are required to our consolidated financial statements as a result of this material weakness.
(b) Management’s annual report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act of 1934, as amended (the “Exchange Act”). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Integrated Framework (2013)”).
Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB, and that our receipts and expenditures are being made only under authorizations of our management and directors; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect errors. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate due to changes in conditions or that compliance with the policies or procedures may deteriorate.
Based on our evaluation under the COSO Integrated Framework (2013), because of the effect of the material weakness described above, our management concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2025.
According to the COSO Integrated Framework (2013), a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the entity’s consolidated financial statements will not be prevented or detected on a timely basis.
This material weakness primarily arises from remaining ITGC deficiencies in the ERP systems of Coca‑Cola FEMSA that support its financial accounting processes, which have been affected by the ERP systems migration in the prior year. Coca-Cola FEMSA did not adequately: (i) grant and monitor user access controls, including privileged accounts; (ii) maintain proper and timely documentation covering the monitoring of the activities performed by privileged accounts; and (iii) maintain adequate program change management controls over ERP systems. Despite the identified material weakness, no material errors were identified in the Company’s consolidated financial statements as of December 31, 2025.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, has been audited by Mancera, S.C., a registered independent public accounting firm, as stated in their report included in this annual report.
Remediation Plan and Activities

In response to the identified material weakness, management, under the supervision of the Audit Committee, continues to work on remediating the identified ITGC deficiencies, such that our controls are designed, implemented, and operating effectively.
Prior to the issuance of this annual report, management reviewed the access control processes, including privileged access to ERP systems, and implemented enhancements to strengthen ITGCs, established a governance framework, defined roles and responsibilities, implemented certain compensating controls, and performed detailed risk assessment and detail procedures for the year ended December 31, 2025. Management is committed to the continuous improvement of the Company’s internal control over financial reporting.
As of the date of this annual report, management has made, and continues to make changes to remediate the control deficiencies through actions that include but are not limited to: (i) strengthening and maintaining sufficient user access controls to ERP systems and applications at an individual user level including privileged accounts (i.e. firefighter, temporary access); (ii) enhancing documentation to support the monitoring of activities performed by privileged accounts, and (iii) reinforcing adequate program change management controls over ERP systems.
Control activities are designed to be preventive and detective by nature, and may include authorizations, approvals, verifications, reconciliations of the activities performed versus the authorized activities, reviews, and segregation of duties. While management believes that certain control activities have been implemented, others remain in the process of implementation, including enhancements to existing controls, as part of the remediation plan.
These measures are expected to improve the ITGCs that support the Company’s ERP systems. Management will continue to devote significant efforts to the execution, monitoring and validation of the remediation plan and may adjust remediation actions as necessary.
(c) Attestation Report of the Registered Public Accounting Firm
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Fomento Económico Mexicano, S.A.B. de C.V.
Opinion on Internal Control Over Financial Reporting
We have audited Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries’ internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in the information technology general controls (ITGC’s) related to user access and change management ERP systems that support the financial accounting processes of a significant subsidiary, Coca-Cola FEMSA, S.A.B. de C.V., as of December 31, 2025. As a result, the business process controls, application controls and manual controls dependent on information derived from such systems were determined to be ineffective.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of three years in the period ended December 31, 2025, and the related notes. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated April 24, 2026, which expressed an unqualified opinion thereon.
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

/s/ Mancera, S.C.
A member practice of
Ernst & Young Global Limited

San Pedro Garza García, Mexico
April 24, 2026

(d) Changes in Internal Control over Financial Reporting
Except for the material weakness and remediation activities mentioned above, there were no changes in the Company's internal control over financial reporting during 2025 that materially affected those controls.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees
For the fiscal years ended December 31, 2025, 2024 and 2023 Mancera, S.C., a member practice of Ernst & Young Global Limited, was our auditor.
The following table summarizes the aggregate fees billed to us in 2025, 2024 and 2023 by Mancera, S.C., which is an independent registered public accounting firm, during the fiscal years ended December 31, 2025, 2024 and 2023:

	Year ended December 31,
	2025		2024		2023
	(in millions of Mexican pesos)
Audit fees (1)	Ps.	275	Ps.	278	Ps.	287
Audit-related fees		25		22		10
Tax fees (1)		23		20		23
Other fees (1)		24		29		14
Total (2)	Ps.	347	Ps.	349	Ps.	334

(1)The Company previously disclosed total fees for fiscal year 2024 as Ps. 342 million. Upon subsequent review, the Company determined that such amount not included approximately Ps. 23 million of Audit fees corresponding to fiscal year 2024, and included Ps. 7 million of Tax fees and Ps. 9 million of Other fees corresponding to fiscal year 2025.
(2)The fees presented below exclude passthrough taxes, value-added tax, VAT.

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
ITEM 16D. NOT APPLICABLE

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table summarizes our purchases of BD Units in the twelve months ended December 31, 2025.

Purchases of Equity Securities

					Approximate Value
				Total Number of	(in million Ps.)
				BD Units	of BD Units
	Total Number			Purchased as	that May Yet Be
	of BD Units	Average Price		Part of Publicly	Purchased Under
	Purchased	(in Ps.) Paid		Announced Plans	the Plans or
Period	(a) (b)	per BD Units		or Programs (b)	Programs (b)
January 1, 2025 through January 31, 2025	601,204	Ps.	184.26	0	16,918
February 1, 2025 through February 28, 2025	528,878		194.01	0	16,918
March 1, 2025 through March 31, 2025	6,757,686		196.64	6,555,420	34,000
April 1, 2025 through April 30, 2025	-			0	34,000
May 1, 2025 through May 31, 2025	28,693,518		200.48	28,693,518	28,247
June 1, 2025 through June 30, 2025	1,055,000		203.22	1,055,000	28,033
July 1, 2025 through July 31, 2025	-		-	0	28,033
August 1, 2025 through August 31, 2025	-		-	0	28,033
September 1, 2025 through September 30, 2025	-		-	0	28,033
October 1, 2025 through October 31, 2025	-		-	0	28,033
November 1, 2025 through November 30, 2025	1,974,800		174.78	1,575,465	27,758
December 1, 2025 through December 31, 2025	6,490,541		177.18	5,912,029	26,715
Total in 2025	46,101627	Ps.	195.31	43,791,432	26,715

(a) BD Units purchased includes purchases by trusts that we administer in connection with our stock incentive plans, which purchases may be deemed to be “purchases by an affiliated purchaser of us.” See “Item 6. Directors, Senior Management and Employees––EVA Stock Incentive Plan.”

(b) On April 11, 2025, our shareholders authorized the purchase of up to Ps. 34,000 million of our common stock, including our BD Units, during the fiscal year 2025, amount which did not exceed the total balance of the Company’s net income, including retained earnings, as of such date.

On May 19, 2025, we entered into a derivative instrument in the form of an ASR agreement (the “May 2025 ASR Agreement”) with a financial institution in the U.S. to repurchase certain of our shares through the acquisition of ADSs. Under the terms of the May 2025 ASR Agreement, we agreed to repurchase from such financial institution an aggregate amount of US$250 million of our ADSs. On May 20, 2025, we received an initial delivery of approximately 483,559 ADSs, and on July 21 and July 22, 2025, we received final deliveries of the ADSs repurchased under the May 2025 ASR Agreement. We repurchased a total of approximately 2.4 million ADSs pursuant to the May 2025 ASR Agreement at an average price of US$102.46 per ADS, for a total amount of US$250 million.

On December 2, 2025, we entered into a derivative instrument in the form of an ASR agreement (the “December 2025 ASR Agreement”) with a financial institution in the U.S. to repurchase certain of our shares through the acquisition of ADSs. Under the terms of the December 2025 ASR Agreement, we agreed to repurchase from such financial institution an aggregate amount of US$260 million of our ADSs. On December 3, 2025, we received an initial delivery of approximately 540,035 ADSs, and on March 20, 2026, we received final deliveries of the ADSs repurchased under the December 2025 ASR Agreement. We repurchased a total of approximately 2.5 million ADSs pursuant to the December 2025 ASR Agreement at an average price of US$104.41 per ADS, for a total amount of US$260 million.

On March 23, 2026, we entered into a derivative instrument in the form of an ASR agreement (the “March 2026 ASR Agreement”) with a different financial institution in the U.S. to repurchase our shares through the acquisition of ADSs. Under the terms of the March 2026 ASR Agreement. we agreed to repurchase from such financial institution an aggregate amount of up to US$300 million of its ADSs. This agreement had an initial delivery of 591,774 ADSs on March 30, 2026. The total number of shares ultimately repurchased under the March 2026 ASR Agreement will be based on the daily volume-weighted average price of the Company's ADSs during the term of the agreement, less a discount. The final settlement of the March 2026 ASR Agreement is expected to be completed in the second quarter of 2026.

On March 27, 2026, our shareholders authorized the purchase of up to Ps. 34,000 million of our common stock during the fiscal year 2026, amount which did not exceed the total balance of the Company’s net income, including retained earnings, as of such date.

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
Our business strategy, results of operations and financial condition have not been materially affected by risks from cybersecurity threats, including as a result of previous cybersecurity incidents, but we cannot provide assurance that they will not be materially affected in the future by such risks and any future material incidents. See “Item 3. Key Information — Risk Factors” for more information on our cybersecurity-related risks.
The cybersecurity risk management processes described above are managed by FEMSA’s Chief Information Security Officer (“CISO”), who is primarily responsible for the oversight of risks from cybersecurity threats. Furthermore, both the CISOs within each of our business units and FEMSA’s CISO bear the responsibility for monitoring any risks that surpass our predetermined risk tolerance thresholds and adopting follow-up actions to address such risks effectively. The Board of Directors determined that retaining responsibility for the oversight of risks from cybersecurity threats is appropriate, due to the impact that these risks have on our organization. To fulfill this responsibility, the Board of Directors receives quarterly reports regarding cybersecurity risks from the FEMSA CISO. These reports include information regarding information security risks and the corresponding mitigation strategies and actions adopted to address such risks.

ITEM 17. NOT APPLICABLE

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-122, incorporated herein by reference.

ITEM 19. EXHIBITS

1.1	Amended and restated bylaws (estatutos sociales) of Fomento Económico Mexicano, S.A.B. de C.V., approved on March 27, 2026 (English translation).

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

8.1	Significant Subsidiaries.

12.1	CEO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 24, 2026.

12.2	CFO Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated April 24, 2026.

13.1	Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated April 24, 2026.

15.1	Consent letter of Mancera, S.C., a member practice of Ernst & Young Global.

97.1
FEMSA Policy for the Recovery of Erroneously Awarded Compensation, effective as of October 2023 (incorporated by reference to Exhibit 97.1 of FEMSA's Annual Report on Form 20-F filed on April 23, 2024 File No. 1-35934).

97.2	FEMSA Policies on Transactions with FEMSA's Securities (incorporated by reference to Exhibit 97.2 of FEMSA's Annual Report on Form 20-F filed on April 24, 2025 File No. 1-35934).

101. INS	Inline XBRL Instance Document.

101. SCH	Inline XBRL Taxonomy Extension Schema Document.

101. CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101. LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101. PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

101. DEF	Inline XBRL Taxonomy Extension Definition Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
Date: April 24, 2026

Fomento Económico Mexicano, S.A.B. de C.V.

By:	/s/ Martin Felipe Arias Yaniz
Martin Felipe Arias Yaniz
Chief Financial Officer

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MÉXICO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Fomento Económico Mexicano, S.A.B. de C.V.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Fomento Económico Mexicano, S.A.B. de C.V., and subsidiaries (“the Company”) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards, as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”).
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) and our report dated April 24, 2026, expressed an adverse opinion thereon.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Impairment Tests for Cash Generating Units Containing Goodwill, Distribution Rights and Other indefinite lived intangible assets – Coca-Cola FEMSA Colombia
Description of the Matter
At December 31, 2025, the Company has distribution rights, goodwill and other indefinite lived intangible assets with an aggregate carrying value of approximately $4,227 million allocated to Coca-Cola FEMSA Colombia. The related disclosures are included in Note 2.3.2.1, Note 3.18 and Note 13 to the consolidated financial statements, and distribution rights, goodwill and other indefinite lived intangible assets are tested for impairment annually at the cash generating unit (CGU) level. Impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Auditing management’s annual distribution rights, goodwill and other indefinite lived intangible assets impairment test for the Coca-Cola FEMSA Colombia CGU was complex and highly judgmental due to the significant estimation required to determine the value in use of the CGU. In particular, the value in use estimates were sensitive to significant assumptions, such as the discount rate (weighted average cost of capital) and revenue growth rates.

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

Furthermore, we assessed the adequacy of the related disclosures provided in Note 2.3.2.1, Note 3.18 and Note 13 to the consolidated financial statements.

/s/ Mancera, S.C.
A member practice of
Ernst & Young Global Limited

We have served as the Company’s auditor since 2008.
San Pedro Garza García, Mexico
April 24, 2026.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Financial Position
As of December 31, 2025 and 2024.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2025⁽¹⁾	2025		2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5	$5,997	Ps.	107,980	Ps.	139,834
Investments	6	1,113	20,042		43,212
Trade receivables, net	7	2,684	48,319		43,192
Inventories	8	3,857	69,452		67,464
Recoverable taxes	25	1,678	30,215		26,190
Other current financial assets	9.2	62	1,120		1,782
Other current assets	9.1	333	5,988		6,242
Current assets held for sale	4.3.2	—	—		14,395
Total current assets		15,724	283,116		342,311
NON CURRENT ASSETS
Equity method accounted investees	10	1,429	25,726		28,697
Property, plant and equipment, net	11	10,534	189,672		177,511
Right-of-use assets, net	12	5,528	99,543		97,960
Intangible assets, net	13	8,081	145,506		146,336
Deferred tax assets	25	1,722	31,014		26,912
Other non-current financial assets	14	747	13,454		23,280
Other non-current assets, net	14	436	7,846		8,529
Total non-current assets		28,477	512,761		509,225
TOTAL ASSETS		$44,201	Ps.	795,877	Ps.	851,536
LIABILITIES AND EQUITY
CURRENT LIABILITIES
Bank loans and notes payable	19	$326	Ps.	5,862	Ps.	3,775
Current portion of non-current debt	19	823	14,812		2,947
Lease liabilities	12	844	15,188		13,796
Interest payable		99	1,790		1,802
Trade payable		5,203	93,688		96,912
Accounts payable	26	1,661	29,913		32,370
Income tax payable		258	4,647		7,207
Other current financial liabilities	26	2,450	44,114		37,169
Current liabilities held for sale	4.3.2	—	—		6,952
Total current liabilities		11,664	210,014		202,930
NON-CURRENT LIABILITIES
Bank loans and notes payable	19	7,053	126,992		141,482
Non-current portion lease liabilities	12	5,260	94,703		94,299
Employee benefits	17	595	10,719		8,968
Deferred tax liabilities	25	460	8,284		8,693
Other non-current financial liabilities	26	499	8,982		6,759
Provisions	26	184	3,322		3,875
Other non-current liabilities	26	195	3,509		3,399
Total non-current liabilities		14,246	256,511		267,475
TOTAL LIABILITIES		25,910	466,525		470,405
EQUITY
Capital stock		179	3,221		3,261
Additional paid-in capital		(967)	(17,413)		(2,586)
Retained earnings		15,485	278,825		306,400
Other comprehensive income (loss)		(1,091)	(19,651)		(9,573)
Equity attributable to equity holders of the parent		13,606	244,982		297,502
Non-controlling interest	22	4,685	84,370		83,629
TOTAL EQUITY		18,291	329,352		381,131
TOTAL LIABILITIES AND EQUITY		44,201	795,877		851,536

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.4

The accompanying notes are an integral part of these consolidated statements of financial position.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Income Statements
For the years ended December 31, 2025, 2024 and 2023.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.), except for earnings per share amounts.

	Note	2025⁽¹⁾	2025		2024		2023
Net sales		$46,340	Ps.	834,390	Ps.	775,551	Ps.	699,640
Other operating revenues		365	6,564		6,034		3,052
Total revenues	28	46,705	840,954		781,585		702,692
Cost of goods sold	8	27,734	499,378		460,072		423,185
Gross profit		18,971	341,576		321,513		279,507
Administrative expenses		2,184	39,325		39,085		32,307
Selling expenses		12,736	229,324		211,966		188,732
Other income	20	184	3,317		3,588		13,102
Other expenses	20	341	6,133		9,440		6,252
Interest expense	19	1,183	21,303		20,002		14,916
Interest income	19	426	7,662		11,910		17,609
Foreign exchange loss (gain) , net		319	5,747		(11,929)		9,849
Gain on monetary position for subsidiaries in hyperinflationary economies		21	385		209		94
Market value (gain) loss on financial instruments		(96)	(1,729)		2,109		440
Income before income taxes and share in the profit of equity method accounted investees		2,935	52,837		66,547		57,816
Income taxes	25	1,103	19,860		25,433		12,971
Share in the loss of equity method accounted investees	10	(83)	(1,498)		(993)		(406)
Net income from continuing operations		1,749	31,479		40,121		44,439
Net income from discontinued operations	4.3	87	1,574		115		32,238
CONSOLIDATED NET INCOME		1,836	33,053		40,236		76,677
Attributable to:
Controlling interest		1,079	19,431		26,735		65,689
Non-controlling interest		757	13,622		13,501		10,988
CONSOLIDATED NET INCOME		$1,836	Ps.	33,053	Ps.	40,236	Ps.	76,677
Basic earnings per share from continuing operations attributable to equity holders of the parent
Per series “B” share	24	$0.05	Ps.	0.91	Ps.	1.34	Ps.	1.67
Per series “D” share	24	0.07	1.25		1.70		2.09
Diluted earnings per share from continuing operations attributable to equity holders of the parent
Per series “B” share	24	0.05	0.91		1.33		1.67
Per series “D” share	24	0.07	1.25		1.69		2.09
Basic earnings per share from discontinued operations attributable to equity holders of the parent
Per series “B” share	24	—	0.08		0.01		1.61
Per series “D” share	24	0.01	0.11		0.01		2.02
Diluted earnings per share from discontinued operations attributable to equity holders of the parent
Per series “B” share	24	—	0.08		0.01		1.61
Per series “D” share	24	0.01	0.11		0.01		2.01

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.4

The accompanying notes are an integral part of these consolidated income statements.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2025, 2024 and 2023.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2025⁽¹⁾	2025		2024		2023
CONSOLIDATED NET INCOME		$1,836	Ps.	33,053	Ps.	40,236	Ps.	76,677
Items that will be reclassified to consolidated net income in subsequent periods, net of income tax:
(Loss) gain on valuation of the effective portion of derivative financial instruments	21	(142)	(2,556)		1,610		(928)
Loss on hedge of net investments in foreign operations	19	—	—		—		(5,153)
Exchange differences (loss) gain on the translation of foreign operations and equity method accounted investees		(481)	(8,668)		14,347		(17,986)
Share of other comprehensive (loss) income of equity method accounted investees	10	(3)	(55)		260		6,097
Total items that will be reclassified to consolidated net income in subsequent periods, net of income tax		(626)	(11,279)		16,217		(17,970)
Items that will not to be reclassified to consolidated net income in subsequent periods, net of income tax:
(Loss) gain due to changes in the fair value in equity financial instruments		(21)	(372)		(426)		1,356
Share of other comprehensive income of equity method accounted investees		—	—		—		897
(Loss) gain on remeasurements of the net defined benefit liability		(81)	(1,457)		(1,016)		160
Total items that will not be reclassified to consolidated net income in subsequent periods, net of income tax		(102)	(1,829)		(1,442)		2,413
Other comprehensive (loss) income , net of income tax		(728)	(13,108)		14,775		(15,557)
Consolidated comprehensive income, net of income tax		$1,108	Ps.	19,945	Ps.	55,011	Ps.	61,120
Attributable to:
Equity holders of the parent		520	9,353		38,902		53,598
Non-controlling interest		588	10,592		16,109		7,522
Consolidated comprehensive income, net of income tax		$1,108	Ps.	19,945	Ps.	55,011	Ps.	61,120

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.4

The accompanying notes are an integral part of these consolidated statements of comprehensive income.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Notes	Capital Stock		Additional paid-in capital		Retained earnings		Fair value in equity financial instrument		Valuation of the effective portion of derivative financial instrument		Exchange differences on the translation of foreign operations and equity accounted investees		Remeasurements of the net defined benefit liability		Equity attributable to equity holders of the parent		Non-controlling interest		Total equity
Balances as of January 1, 2023		Ps.	3,347	Ps.	17,714	Ps.	251,192	Ps.	(1,553)	Ps.	2,521	Ps.	(9,105)	Ps.	(1,512)	Ps.	262,604	Ps.	75,197	Ps.	337,801
Consolidated net income			—		—		65,689		—		—		—		—		65,689		10,988		76,677
Other comprehensive income (loss), net			—		—		—		1,357		(1,228)		(13,190)		970		(12,091)		(3,466)		(15,557)
Total other comprehensive income (loss)			—		—		65,689		1,357		(1,228)		(13,190)		970		53,598		7,522		61,120
Dividends declared and paid	22,23		—		—		(12,247)		—		—		—		—		(12,247)		(6,551)		(18,798)
Issuance (purchased) share-based compensation plans	18		1		(115)		—		—		—		—		—		(114)		22		(92)
Disposal of business			—		—		—		—		—		—		—		—		(1,681)		(1,681)
Other movements in equity method accounted investees, net of income tax	10		—		—		19		—		—		—		—		19		—		19
Balances as of December 31, 2023		Ps.	3,348	Ps.	17,599	Ps.	304,653	Ps.	(196)	Ps.	1,293	Ps.	(22,295)	Ps.	(542)	Ps.	303,860	Ps.	74,509	Ps.	378,369

Consolidated net income			—		—		26,735		—		—		—		—		26,735		13,501		40,236
Other comprehensive income (loss), net			—		—		—		(426)		701		12,431		(539)		12,167		2,608		14,775
Total other comprehensive income (loss)			—		—		26,735		(426)		701		12,431		(539)		38,902		16,109		55,011
Dividends declared and paid	22,23		—		—		(24,991)		—		—		—		—		(24,991)		(6,801)		(31,792)
Issuance (purchased) share-based compensation plans	18		(1)		40		—		—		—		—		—		39		(5)		34
Other acquisitions and remeasurements			—		—		3		—		—		—		—		3		(186)		(183)
Shares repurchase			(86)		(20,225)		—		—		—		—		—		(20,311)		3		(20,308)
Balances as of December 31, 2024		Ps.	3,261	Ps.	(2,586)	Ps.	306,400	Ps.	(622)	Ps.	1,994	Ps.	(9,864)	Ps.	(1,081)	Ps.	297,502	Ps.	83,629	Ps.	381,131

Consolidated net income			—		—		19,431		—		—		—		—		19,431		13,622		33,053
Other comprehensive income (loss), net			—		—		—		(178)		(1,807)		(6,862)		(1,231)		(10,078)		(3,030)		(13,108)
Total other comprehensive income (loss)			—		—		19,431		(178)		(1,807)		(6,862)		(1,231)		9,353		10,592		19,945
Dividends declared and partially paid	22,23		—		—		(47,501)		—		—		—		—		(47,501)		(8,783)		(56,284)
Issuance (purchased) share-based compensation plans	18		(1)		70		—		—		—		—		—		69		46		115
Other acquisitions of non-controlling interest	22		—		(2,572)		—		—		—		—		—		(2,572)		(1,114)		(3,686)
Shares repurchase	23		(39)		(12,325)		495		—		—		—		—		(11,869)		—		(11,869)
Balances as of December 31, 2025		Ps.	3,221	Ps.	(17,413)	Ps.	278,825	Ps.	(800)	Ps.	187	Ps.	(16,726)	Ps.	(2,312)	Ps.	244,982	Ps.	84,370	Ps.	329,352

The accompanying notes are an integral part of these consolidated statements of changes in equity.

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2025⁽¹⁾	2025		2024		2023
OPERATING ACTIVITIES
Net income from discontinuing operations		$87	Ps.	1,574	Ps.	115	Ps.	32,238
Income before income taxes from continuing operations		2,852	51,339		65,554		57,410
		2,939	52,913		65,669		89,648
Non-cash items adjustments:
Operating non-cash expenses (income)		370	6,682		663		(1,063)
Non-cash movements in post-employment and other non-current employee benefits obligations	17.4	68	1,230		983		910
Allowance of expected credit losses	7.2	69	1,238		1,176		1,367
Depreciation	11,12	2,238	40,291		35,199		31,896
Amortization of intangible assets and other current assets	13	214	3,847		4,111		2,121
Gain on sales of shares of Imbera	4.3.2	—	—		(4,165)		—
Gain on sale of shares of PTM	4.3.2	(96)	(1,726)		—		—
Loss on sale of shares of Solistica	4.3.2	8	152		—		—
Gain on sale of shares of long-lived assets	4.3.2	(21)	(373)		(150)		(7,185)
Loss (gain) on sale of shares in Heineken		13	240		—		(33,070)
Dividends received	20	—	—		—		(3,311)
Disposal of long-lived assets	20	62	1,108		939		466
Impairment of long-lived assets	20	—	—		2,801		1,248
Share of the loss (profit) of equity method accounted investees, net of income taxes	10	83	1,498		993		406
Interest income		(426)	(7,662)		(11,910)		(17,609)
Interest expense	19	1,183	21,303		20,002		14,916
Foreign exchange (gain) loss , net		319	5,747		(11,929)		9,849
(Gain) on monetary position for subsidiaries in hyperinflationary economies		(21)	(385)		(209)		(94)
Market value (gain) loss on financial instruments	21	(96)	(1,729)		2,109		440
Net cash flows from operating activities before changes in operating accounts		6,906	124,374		106,282		90,935
Trade accounts receivable and other current assets		(438)	(7,895)		(9,761)		(12,125)
Other current financial assets		7	123		45		799
Inventories		(183)	(3,287)		(6,720)		(6,442)
Trade accounts payable and other accounts		(554)	(9,977)		11,578		11,177
Other non-current liabilities		(169)	(3,042)		(3,582)		659
Other current financial liabilities		(40)	(720)		150		3,959
Employee benefits paid	17.5	(89)	(1,607)		(1,039)		(1,070)
		5,440	97,969		96,953		87,892
Income taxes paid		(1,504)	(27,074)		(27,785)		(29,507)
Net cash generated by (used in) operating activities from discontinuing operations		10	185		2,342		(8,706)
Net cash generated by operating activities		3,946	71,080		71,510		49,679

FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V. AND SUBSIDIARIES
MONTERREY, N.L., MEXICO
Consolidated Statements of Cash Flows
For the years ended December 31, 2025, 2024 and 2023.
In millions of U.S. dollars ($) and in millions of Mexican pesos (Ps.).

	Note	2025⁽¹⁾	2025		2024		2023
INVESTING ACTIVITIES
Business acquisition by Proximity Americas Division, net of cash acquired	4	—	—		(7,517)		(3,786)
Business acquisition of Valora, net of cash acquired	4	—	—		—		(424)
Investment in equity method accounted investees	10	(13)	(229)		(750)		(1,202)
Other equity investments		(21)	(372)		167		—
Proceeds from disposal of investment in Imbera	4.3.2	—	—		7,637		—
Proceeds from disposal of investment in Heineken	4.3.1	422	7,598		—		133,222
Proceeds from disposal of investment in Jetro Restaurant Depot		—	—		17,386		7,967
Proceeds from disposal of PTM	4.3.2	153	2,747		—		—
Proceeds from disposal of Solistica	4.3.2	224	4,042		—		—
Proceeds from disposal of Envoy		—	—		—		24,468
Purchases of cash investments		—	—		(8,740)		(26,725)
Proceeds from maturities of cash investments		1,014	18,255		—		—
Interest received		415	7,467		11,842		8,871
Derivative financial instruments		—	—		—		(199)
Dividends received from equity method accounted investees and other investees	10,20	1	23		19		3,449
Property, plant and equipment acquisitions	11	(2,138)	(38,502)		(43,682)		(34,814)
Proceeds from disposal of property, plant and equipment		39	697		872		857
Acquisition of intangible assets	13	(197)	(3,545)		(3,631)		(3,306)
Investment in other assets		2	33		(433)		(737)
Collections of other assets		64	1,143		327		775
Other non-current assets		(79)	(1,418)		(539)		(1,550)
Net cash (used in) generated by investing activities by discontinuing operations		—	—		(6,080)		25,426
Net cash (used in) generated by investing activities		(114)	(2,061)		(33,122)		132,292
FINANCING ACTIVITIES
Proceeds from bank loans and notes payable	19.1	629	11,333		1,207		11,238
Payments of bank loans and notes payable	19.1	(101)	(1,817)		(6,364)		(43,421)
Interest paid		(488)	(8,787)		(8,603)		(10,587)
Derivative financial instruments		(176)	(3,163)		(3,661)		5,882
Dividends paid	23	(2,773)	(49,925)		(25,080)		(18,798)
Shares repurchase	23	(687)	(12,364)		(20,311)		—
Acquisition of non-controlling interest		(179)	(3,222)		—		—
Interest paid on leases liabilities	12	(459)	(8,270)		(7,553)		(6,718)
Payments of leases	12	(877)	(15,791)		(12,122)		(9,453)
Other financing activities		—	6		(286)		32
Net cash used in financing activities from discontinuing operations		—	—		(1,276)		(20,727)
Net cash used in financing activities		(5,111)	(92,000)		(84,049)		(92,552)
(Decrease) increase in cash and cash equivalents		(1,279)	(22,981)		(45,661)		89,419
Increase in cash and cash equivalents from discontinuing operations		—	—		977		—
Cash and cash equivalents at the beginning of the period		7,766	139,834		165,112		83,439
Effects of exchange rate changes and inflation effects on cash and cash equivalents held in foreign currencies		(490)	(8,873)		19,406		(7,746)
Cash and cash equivalents at the end of the period		$5,997	Ps.	107,980	Ps.	139,834	Ps.	165,112

(1)Convenience translation to U.S. dollars ($) – See Note 2.2.4

The accompanying notes are an integral part of these consolidated statements of cash flows.

Note 1. Company Business
Fomento Económico Mexicano, S.A.B. de C.V. and subsidiaries (“FEMSA,” the Company or the Group), incorporated under the laws of Mexico on May 30, 1936 for a duration of 99 years. The duration can be extended indefinitely by resolution of the shareholders of the Company. FEMSA is a public company established as a Sociedad anónima bursátil de capital variable under the Mexican laws that owns subsidiaries that are direct and indirect sub-holding companies in businesses in which the Company operates in the beverage industry through Coca-Cola FEMSA; retail industry through Proximity, Fuel and Health Divisions, and, digital and financial ecosystem under Spin. The Company's principal headquarters are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410, Mexico. The Company's telephone number at this location is (+52-81) 8328-6000.
The following is a description of the Company’s businesses, along with its interest ownership in each reportable segment:

	% Ownership
Business	2025	2024	Activities
Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries (“Coca-Cola FEMSA”)	47.2% (56.0% of the voting shares)	47.2% (56.0% of the voting shares)
Production, distribution and marketing of certain Coca-Cola trademark beverages in Mexico, Guatemala, Nicaragua, Costa Rica, Panama, Colombia, Venezuela, Brazil, Argentina and Uruguay. As of December 31, 2025, The Coca-Cola Company (“TCCC”) indirectly owns 27.8% of Coca-Cola FEMSA’s capital stock. In addition, shares representing 25% of Coca-Cola FEMSA’s capital stock are traded on the Bolsa Mexicana de Valores (Mexican Stock Exchange “BMV”) and the New York Stock Exchange, Inc. (“NYSE”) in the form of American Depositary Shares (“ADS”).

Proximity Americas Division (1)	100%	100%	Small-box retail chain format operations in Mexico, Colombia, Peru, Chile, Brazil, and the United States mainly under the trade name “OXXO.”
Proximity Europe Division	100%	100%	Small-box retail and foodvenience chain operated by Valora through its portfolio of brands (k kiosk, Brezelkönig, BackWerk, Ditsch, Press & Books, avec, Caffè Spettacolo and ok.–) located in Switzerland, Germany, Austria, Luxembourg and the Netherlands.
Fuel Division	100%	100%	Retail service stations for fuels, motor oils, lubricants and car care products under the trade name “OXXO Gas” with operations in Mexico.
Health Division	100%	100%	Drugstores operations in Chile, Colombia and Ecuador, mainly under the trademark “Cruz Verde”, “Fybeca” and “Sana Sana”; and in Mexico under various brands such as “YZA”,” La Moderna” and “Farmacon.”
Other businesses	100%	100%	Proximity discount grocery business whose value proposition is based on a low-cost model to provide consumers with a selection of national and private label products at the most competitive prices.Also, a value-added digital and financial ecosystem for end customers and businesses known as Spin.

(1)During 2024, the Company completed the acquisition of 100% of the retail operation of Delek US Holdings, see Note 4.1.2

Note 2. Basis of Preparation
2.1 Statement of compliance
The consolidated financial statements of the Company as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023 have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The issuance of the financial statements and its accompanying notes were approved by the Company's shareholders at the shareholder meeting on March 27, 2026 and were authorized for issuance to the Mexican Stock Exchange by the Company's Board of Directors on the same date. The accompanying consolidated financial statements were approved for issuance in the Company's annual report Form 20-F by the Company's Chief Executive Officer and Chief Administrative Financial Officer on April 24, 2026 and subsequent events have been considered through that date (see Note 30).

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
2.2.4 Convenience translation to U.S. dollars ($)
The consolidated financial statements are stated in millions of Mexican pesos (“Ps.”) and rounded to the nearest million unless stated otherwise. However, solely for the convenience of the readers, the consolidated statement of financial position, as of December 31, 2025, the consolidated income statement, the consolidated statement of comprehensive income and consolidated statement of cash flows for the year ended December 31, 2025 were converted into U.S. dollars at the closing exchange rate of Ps. 18.0057 Mexican pesos per U.S. dollar as published by the Federal Reserve Bank of New York as of December 31, 2025. This arithmetic conversion should not be construed as a representation that amounts expressed in Mexican pesos may be converted into U.S. dollars at that or any other exchange rate.
As explained in Note 2.1 above, as of April 17, 2026 the exchange rate was Ps. 17.2380 per U.S. dollar, an appreciation of 4.1% since December 31, 2025.
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
2.3.1.1 Useful lives of property, plant and equipment and intangible assets with definite useful lives
Property, plant and equipment, including returnable bottles which are expected to provide benefits over more than one year, as well as intangible assets with definite useful lives are depreciated/amortized over their estimated useful lives. The Company bases its estimates on the experience of its technical personnel as well as its experience in the industry for similar assets, see Notes 3.14, 3.16, 11 and 13.
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
2.3.2.2 Tax, labor and legal contingencies and provisions
The Company is subject to various claims and contingencies related to tax, labor and legal proceedings as described in Note 26. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management periodically assesses the probability of loss for such contingencies and accrues a provision and/or discloses the relevant circumstances, as appropriate. The Company records a provision if the potential loss of any claim or legal proceeding is considered probable and the amount can be reasonably estimated. Management’s judgment must be exercised to determine the likelihood of such a loss and an estimate of the amount, due to the subjective nature of the loss.
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
For 2024, the Company measured at its fair value less cost to sell of the assets and liabilities held for sale related to its Strategic Businesses (see Note 3.17 and Note 4).
In 2023, the initial recognition of the Company's investment in IFS TopCo, the fair value of the initial investment was determined through a valuation using the estimated discounted cash flows of the share of the retained investment. The Company uses the equity method for subsequent valuation of this investment.
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

2.4 Application of recently issued accounting standards
2.4.1 Climate-related Matters
The Company considers climate-related matters in estimates and assumptions, where appropriate. This assessment includes a wide range of possible impacts on the Company due to both physical and transition risks. The items and considerations that are most directly impacted by climate-related matters are:
•Useful life of property, plant and equipment. When reviewing the residual values and expected useful lives of assets, the Company considers climate-related matters, that may require significant capital expenditures. See Note 3.14 for further information.
•Impairment of non-financial assets. The value-in-use may be impacted in several different ways by transition risk, even though the Company has concluded that no single climate-related assumption is a key assumption for the 2025 test of impairment of indefinite lived intangible assets, goodwill and other depreciable long lived assets, the Company considered expectations of investments in property, plant and equipment and certain operating expenses associated with technological conversion, climate physical and transition risks and the adoption of low-carbon technologies. See Note 13.
2.4.2 New and amended standards and interpretations
The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
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
In Mexico, the effects of Hurricane Otis in 2023 and Hurricane John in 2024 affected the Coca-Cola FEMSA facilities located in Acapulco, Guerrero. The consequences of these natural disasters included material damage to inventories of raw materials and finished products, as well as to property, plant and equipment and buildings, that needed to be restored. In Brazil, heavy rainfall and flooding in Rio Grande do Sul in 2024 affected the facilities at the Porto Alegre plant, resulting in temporary interruptions in production and distribution, the material damage to inventories of raw materials and finished products as well as to property, plant and equipment and buildings, that needed to be restored.
In both cases, to maintain product supply in the region, operations were restructured, leading to an increase in logistical costs. For both events, insurance claims were activated, and the progress of agreements led to the recognition of recoveries that partially mitigated the economic impacts.
During 2025, Coca-Cola FEMSA continued assessing the remaining effects of these natural events and worked with its insurance providers to resolve and settle all related impacts. Insurance recoveries have been recognized only to the extent that their realization is reasonably certain and in accordance with the progress of negotiations and validations with the insurers. As of year-end, Coca-Cola FEMSA continues to work with the insurance providers toward the resolution and final settlement of the outstanding cases; therefore, any additional recoveries will be recognized in the periods in which the respective agreements are formalized and the applicable accounting recognition criteria are met.
During the years ended December 31, 2025 and 2024, write-offs originated by damaged assets, additional expenses incurred, as well as the insurance recoveries received have been recorded as follows:

		2025 Effects	2024 Effects	Total Effects
Inventories	Ps.	28	613	641
Property, plant and equipment		—	1,081	1,081
Additional expenses & losses		137	1,612	1,749
Subtotal		165	3,306	3,471
Insurance recovery (1)		(1,625)	(1,669)	(3,294)
Total	Ps.	(1,460)	1,637	177

(1)As of December 31, 2025 and 2024, the outstanding insurance recovery balances amounted to Ps. 1,166 and Ps. 334, respectively, and were presented within “other sundry accounts receivable". The net cash proceeds from insurance recoveries totaled Ps. 814 in 2025, of which Ps. 731 were classified as operating activities and Ps. 83 as investing activities, and Ps. 1,335 in 2024, of which Ps. 1,090 were classified as operating activities and Ps. 245 as investing activities.

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
(b)Minority veto rights that previously kept the Company from controlling an acquiree in which it held the majority voting rights expire.
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

		Exchange Rates of Local Currencies Translated to Mexican Pesos (1)
		Average Exchange Rate for			Exchange Rate as of
	Functional /				December 31, 2025	December 31, 2024
Country or Zone	Recording Currency	2025	2024	2023
Guatemala	Quetzal	2.50	2.36	2.27	2.34	2.63
Costa Rica	Colon	0.04	0.04	0.03	0.04	0.04
Panama	U.S. dollar	19.23	18.30	17.77	17.97	20.27
Colombia	Colombian peso	0.005	0.004	0.004	0.005	0.005
Nicaragua	Cordoba	0.53	0.50	0.49	0.49	0.55
Argentina	Argentine peso	0.02	0.02	0.07	0.01	0.02
Brazil	Reais	3.44	3.40	3.56	3.27	3.27
Chile	Chilean peso	0.02	0.02	0.02	0.02	0.02
Euro Zone	Euro (€)	21.66	19.82	19.19	21.12	21.29
Peru	Nuevo Sol	5.38	4.87	4.74	5.33	5.38
Ecuador	U.S. dollar	19.23	18.30	17.77	17.97	20.27
United States	U.S. dollar	19.23	18.30	17.77	17.97	20.27
Uruguay	Uruguayan peso	0.47	0.46	0.46	0.46	0.46
Switzerland	Swiss franc	23.13	20.78	19.77	22.65	22.43

(1)Exchange rates published by the Central Bank of each country where the Company operates, except for Panama and Ecuador.
3.4 Recognition of the effects of inflation in countries with hyperinflationary economic environments and other inflationary economic environments
The Company recognizes the effects of inflation on the financial information of its subsidiaries that operate in hyperinflationary economic environments (when cumulative inflation of the three preceding years is approaching, or exceeds, 100% or more in addition to other qualitative factors), which consists of:
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

As of December 31, 2025, 2024, and 2023, the operations of the Company are classified as follows:

Country	Cumulative Inflation 2023 - 2025	Type of Economy	Cumulative Inflation 2022 - 2024	Type of Economy	Cumulative Inflation 2021 - 2023	Type of Economy
Mexico	13.1%	Non-hyperinflationary	17.6%	Non-hyperinflationary	21.1%	Non-hyperinflationary
Guatemala	7.7%	Non-hyperinflationary	15.7%	Non-hyperinflationary	17.3%	Non-hyperinflationary
Costa Rica	(2.2)%	Non-hyperinflationary	6.9%	Non-hyperinflationary	9.5%	Non-hyperinflationary
Panama	1.9%	Non-hyperinflationary	3.8%	Non-hyperinflationary	6.7%	Non-hyperinflationary
Colombia	20.8%	Non-hyperinflationary	30.0%	Non-hyperinflationary	30.6%	Non-hyperinflationary
Nicaragua	11.5%	Non-hyperinflationary	21.2%	Non-hyperinflationary	26.3%	Non-hyperinflationary
Argentina (a)	792.1%	Hyperinflationary	1221.0%	Hyperinflationary	815.6%	Hyperinflationary
Brazil	14.4%	Non-hyperinflationary	16.0%	Non-hyperinflationary	21.8%	Non-hyperinflationary
Euro Zone	7.5%	Non-hyperinflationary	15.1%	Non-hyperinflationary	18.0%	Non-hyperinflationary
Chile	12.4%	Non-hyperinflationary	22.5%	Non-hyperinflationary	25.6%	Non-hyperinflationary
Peru	6.9%	Non-hyperinflationary	14.2%	Non-hyperinflationary	19.2%	Non-hyperinflationary
Ecuador	3.8%	Non-hyperinflationary	5.7%	Non-hyperinflationary	7.2%	Non-hyperinflationary
United States	9.2%	Non-hyperinflationary	13.2%	Non-hyperinflationary	17.8%	Non-hyperinflationary
Uruguay	14.9%	Non-hyperinflationary	20.1%	Non-hyperinflationary	22.9%	Non-hyperinflationary
Germany	1.7%	Non-hyperinflationary	8.5%	Non-hyperinflationary	24.1%	Non-hyperinflationary
Netherlands	8.3%	Non-hyperinflationary	15.5%	Non-hyperinflationary	19.1%	Non-hyperinflationary
Austria	11.8%	Non-hyperinflationary	18.7%	Non-hyperinflationary	21.3%	Non-hyperinflationary
Luxembourg	21.6%	Non-hyperinflationary	14.3%	Non-hyperinflationary	17.3%	Non-hyperinflationary
Switzerland	(10.3)%	Non-hyperinflationary	5.3%	Non-hyperinflationary	6.2%	Non-hyperinflationary
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
3.5 Cash and cash equivalents and restricted cash
Cash is comprised of deposits in bank accounts that generate interest on the available balance. Cash equivalents are mainly represented by short-term bank deposits and fixed-income investments (overnight), both with maturities of three months or less, and their carrying values approximate fair value. All credit card, debit card and electronic transfer transactions that are processed in less than 1.5 days are classified as cash and cash equivalents. The amount due from banks for these transactions classified as cash and cash equivalents amounts to Ps. 4,200 and Ps. 3,971 as of December 31, 2025 and, 2024, respectively.
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
Inventories represent the acquisition or production cost that is incurred when purchasing or producing a product and are based on the weighted average cost formula. The operating segments of the Company use different inventory costing methodologies to value their inventories, such as the weighted average cost method in Coca-Cola FEMSA, Proximity Europe, the distribution centers of Proximity Americas, for most stores within Proximity Americas, as well as the Health Division; and the acquisition method in the Fuel Division.
Cost of goods sold includes expenses related to labor costs (wages and other benefits), depreciation of production facilities, equipment and other costs, including fuel, electricity, equipment maintenance and inspection.
Additionally, cost of goods sold includes:
•Coca-Cola FEMSA:
◦Expenses related to the purchase of raw materials used in the production process.
•Proximity Americas, Proximity Europe and Health Divisions:
◦Expenses related to the purchase of goods and services and outbound freight costs from convenience stores used in the sale process of the Company’s products.
•Fuel Division:

◦Expenses related to the purchase of gasoline, diesel and all engine lubricants used in the sale process of the Company.
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
Coca-Cola FEMSA has agreements with customers for the right to sell and promote Coca-Cola FEMSA’s products over a certain period. The majority of these agreements have terms of more than one year, and the related costs are amortized using the straight-line method over the term of the contract and deducted from Net sales as consideration paid to customers. During the years ended December 31, 2025, 2024 and 2023, such amortization aggregated to Ps. 259, Ps. 258 and Ps. 304, respectively. See Note 9.1 and Note 14.1.
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
A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The Company recognizes its interest in the joint ventures as an investment and accounts for that investment using the equity method. For the years ended December 31, 2025, 2024 and 2023 the Company does not have an interest in joint operations.
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
The Company reclassifies the proportion of the interest disposed of a joint venture investment based on the overall reduction in the investment. During the years ended December 31, 2025, 2024, and 2023 the Company did not have any significant disposals or partial disposals of joint arrangements.
Upon loss of joint control over a joint venture, the Company measures and recognizes any retained investment at its fair value.
Coca-Cola FEMSA accounts for its investment in Venezuela using fair value through OCI using Level 3 inputs. In 2025, Coca-Cola FEMSA recognized a fair value loss on the investment of Ps. 372. As of December 31, 2025, 2024 and 2023 the fair value of Venezuela investment was Ps. 0. and the accumulated losses recognized in the “other equity instruments” amounted for Ps. 2,445, Ps. 2,073 and Ps. 1,777 respectively.
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

The estimated useful lives of the Company’s assets are as follows:

Years
Buildings	20-50
Machinery and equipment	5-25
Distribution equipment	3-14
Refrigeration equipment	7-10
Returnable bottles	1.5-4
Leasehold improvements	The shorter of the lease term or 20 years
Information technology equipment	3-6
Other equipment	2-15
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
Returnable bottles that have been placed in the hands of customers are subject to an agreement with a retailer pursuant to which the Coca-Cola FEMSA retains control and ownership. These bottles are monitored by sales personnel during periodic visits to customers and Coca-Cola FEMSA has the right to charge any breakage identified to the customer. Bottles that are not subject to such agreements are expensed when placed in the hands of customers.
Coca-Cola FEMSA’s returnable bottles are depreciated according to their estimated useful lives (4 years for glass bottles and 1.5 years for PET bottles). Deposits received from customers are amortized over the same estimated useful lives of the bottles.
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
Intangible assets with finite useful lives are amortized and mainly consist of:
•Customer relationships intangible assets acquired in a business combination, are recognized on acquisition and recorded at fair value. After initial recognition, customer relationships intangible assets are stated at cost less accumulated amortization and any impairment losses. Amortization is charged to the consolidated income statement on a straight-line basis over the estimated useful economic lives which range from 10 to 12 years.
•Technology costs and management system costs incurred during the development stage which are currently in use. Such amounts are capitalized and then amortized using the straight-line method over their expected useful lives, with a range in useful lives from 3 to 11 years. Expenditures that do not fulfill the requirements for capitalization are recorded as expenses as incurred.
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
As of December 31, 2025, Coca-Cola FEMSA had four bottler agreements in Mexico, (i) Valley of Mexico territory, which is up for renewal in June 2033, (ii) Southeast territory, which is up for renewal in June 2033, (iii) Bajio territory, which is up for renewal in May 2035 and (iv) Golfo territory, which is up for renewal in May 2035. As of December 31, 2025, Coca-Cola FEMSA had one bottler agreement in Brazil, which is up for renewal in October 2027. As of December 31, 2025, Coca-Cola FEMSA had three bottler agreements in Guatemala, which are up for renewal in March 2035 (one contract) and April 2028 (two contracts).
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

As of December 31, 2025, Coca-Cola FEMSA’s Venezuela investee had one bottler agreement, which is up for renewal in August 2026.
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
Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell. As of December 31, 2025 the Company had no assets and liabilities held for sale.
Discontinued operations are excluded from the continuing operations and are also presented as a single line item as earnings (loss) after income taxes of discontinued operations in the consolidated income statement.
If the Company ceases to classify a component of an entity as held for sale, the results of operations of the component previously presented in discontinued operations is reclassified and included in income from continuing operations for all periods presented.
For the year ended on December 31, 2025, 2024 and 2023 the Company has discontinued operations related to its investment in Heineken and other significant businesses that have been disposed. See Note 4.
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
For the years ended December 31, 2025, 2024 and 2023, the Company recognized impairment losses of Ps. 0, Ps. 2,801 and Ps. 1,248, respectively (see Note 20).
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
Employee profit sharing (“PTU”) in Mexico is paid by the Company’s Mexican subsidiaries to its eligible employees. In Mexico, PTU is computed at the rate of 10% of the individual company taxable income. PTU in Mexico is calculated from the same taxable income for income tax, except for the following: i) neither tax losses from prior years nor the PTU paid during the year are deductible; and ii) payments to employees that are exempt from taxes are fully deductible in the PTU computation.
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
3.22 Revenue recognition
The Company recognizes revenue when control of goods sold or services has been transferred to the customer. Control refers to the ability that the customer has to direct the use and also to obtain substantially all the benefits of the goods or services exchanged. These benefits are generally paid on a short-term basis.
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
All the conditions mentioned above are accomplished normally when the goods are delivered to the customer, usually payment terms vary from 0 to 90 days.

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
Rewards programs
The Company recognizes a contract liability for the obligation to award additional benefits to its customers mainly from reward points granted by Proximity Americas and Fuel Division. In determining the contract liability associated with the customer loyalty program, management considers the number of reward points granted to customers, which represent a separate performance obligation. Revenue allocated to the reward points is deferred and recognized when the points are redeemed or expire. Control of the related inventory is transferred to the customer upon redemption of the reward points. These contract liabilities as of December 31, 2025 and 2024 amounted to Ps. 526 and Ps. 418, respectively and are included as part of the “trades payable” caption.
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
Sales discounts are considered variable consideration and are reflected in the client’s invoice. Accordingly, discounts are recognized at the point of sale, with revenue recorded net of discounts.
In the wholesaler channel, retail products are sold at a discount based on volume, considering total sales during certain period. Revenues on these sales are recognized based on the price established in the agreement, net of variable consideration for discounts for estimated volume. The Company uses its accumulated experience to estimate discounts, using the expected value method.
Significant financing component
There is no significant financing component, since most sales are made either in cash or on credit with payment terms of less than one year.
Contracts costs
The incremental costs for obtaining a customer contract are recognized as an asset if the Company expects to recover those costs. The incremental costs are those incurred to obtain a contract and that would not be incurred if the contract hadn’t been obtained. The Company recognizes these costs as incurred in the consolidated income statement when the associated revenue is realized in a period equal to or less than one year. The contract costs, are amortized on a straight-

line basis over the terms of the related revenue contracts, reflecting how the goods and services are transferred to the client. Any other costs that are related to the fulfillment of a contract with a customer and not within the scope of another IFRS standard (e.g. IAS 2, Inventories), are recorded as an asset if they meet the following criteria:
•The costs relate directly to a contract that the Company expects to identify specifically;
•The costs generate or improve the resources of the Company that will be applied to satisfy, or continue satisfying performance obligations in the future; and
•The costs are expected to be recovered.
The contract asset is amortized in the same manner as the goods and services are transferred to the customer. Accordingly, the asset is recognized in the consolidated income statement through its amortization in the same period in which the related revenue is recognized. For the years ended December 31, 2025, 2024 and 2023, contract costs were not significant.
3.23 Administrative and selling expenses
Administrative expenses include labor costs (salaries and other benefits, including PTU) of employees not directly involved in the sale or production of the Company’s products, as well as professional service fees, the depreciation of office facilities, amortization of capitalized information technology system implementation costs and any other similar costs.
Selling expenses include:
•Coca-Cola FEMSA:
•Distribution: outbound freight costs, warehousing costs of finished products, write-off of returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment.
•Coca-Cola FEMSA, Proximity Americas, Proximity Europe, Health and Fuel Divisions
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
Deferred income taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to be reversed.
Deferred tax relating to items recognized in the other comprehensive income is recognized in correlation to the underlying transaction in OCI.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from how the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
The Company offsets tax assets and liabilities only if it has a legally enforceable right to offset current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities related to income taxes are levied by the same tax authority.
In Mexico, the income tax rate was 30% for 2025, 2024 and 2023, and currently Management has no reason to believe that the tax rate will change in the foreseeable future. The tax rates for other countries is disclosed in Note 25.
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

Note 4. Business Combinations and Disposals
4.1 Business Combinations
The Company completed certain business acquisitions during 2024 and 2023. The results and cash flows of the acquired operations have been included in the consolidated financial statements since the date on which the Company obtained control of the business, as disclosed below. Therefore, the consolidated income statement, the consolidated statements of financial position and the consolidated statements of cash flows in the year of such acquisitions are not comparable with previous periods. The consolidated statements of cash flows show the cash outflow for the acquired operations, net of the cash acquired related to those acquisitions.
Acquisitions completed in the periods presented and disclosed below are presented according to their relative importance to the consolidated financial statements, not necessarily following a chronological order.
4.1.1 Proximity Americas Division
In September 2024, the Company (through Proximity Americas Division) completed the acquisition of 100% of the retail operation of Delek US Holdings, Inc. (herein “Delek”), a chain of convenience stores located in the United States, for Ps. 7,683 in all-cash consideration, looking to develop the convenience market in that country. The acquisition costs amounted to Ps. 61.
The final allocation of the purchase price to the fair value of the net assets acquired is as follows:

	2024
Other current assets, including cash acquired of Ps. 166	Ps.	191
Inventories		762
Property, plant and equipment		3,770
Right-of-use assets		555
Other intangible assets		1,216
Total assets		6,494
Total liabilities		(910)
Net assets acquired		5,584
Goodwill arising on acquisition		2,099
Total consideration transferred		7,683
Cash acquired		(166)
Net cash paid	Ps.	7,517

(1) In 2024 the PPA was pending finalization, as the allocation of the value in the assets was still in process. As a result of the purchase price allocation which was finalized in 2025, additional fair value adjustments were recognized in 2025 as follows: an increase in the fair value of property, plant and equipment of Ps. 637 and a decrease in goodwill by the same amount. In addition, as a result of the fair value adjustments, the accumulated depreciation was adjusted Ps. 37.
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
After the sale of the economic interest in Heineken, the remaining shares linked to the exchangeable bond was classified as a financial asset within the consolidated statement of financial position and amounted to Ps. 6,440 as of December 31, 2024. See Note 14.2.
On May 19, 2025, the Company sold the remaining shares that had been retained underlying the Company's unsecured exchangeable bonds.
The investment in Heineken represented a business segment until 2023. With this investment being classified as discontinued operations, the investment in Heineken segment is no longer presented in the segment note as it no longer meets the definition of a reportable segment and therefore prior periods have been restated as such for purposes of comparability (see Note 27).
4.3.2 Plan for Disposal of Strategic Businesses
The following companies were part of the Strategic businesses operation segment, presented within the Logistics and Distribution operating segment:
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
As of December 31, 2024, Solistica businesses and plastic solutions operations from Alpunto were presented as held for sale and discontinued operations. The major classes of assets and liabilities classified as held for sale as at December 31, 2024 is, as follows:

		2024
Cash	Ps.	977
Trade receivables		4,758
Inventories		324
Other current assets		625
Total Current Assets		6,684

Property, plant and equipment		2,577
Right-of-use assets		2,710
Intangible assets		1,507
Other assets		917
Total Assets		14,395

Lease liabilities		703
Operating liabilities		3,099
Total Current Liabilities		3,802

Non-current portion lease liabilities		2,329
Employee Benefits		189
Other liabilities		632
Total Liabilities	Ps.	6,952
On October 31, 2023, the Company finalized the merger of Envoy Solutions, LLC into IFS TopCo LLC (“Brady”), with Envoy continuing its operations as a wholly-owned subsidiary of Brady IFS. As a result of the transaction, the Company lost control over Envoy and recognized a gain of disposal of Ps. 163 million in the consolidated income statement for 2023. Following the merger, the Company received approximately US$1.5 billion in cash and acquired a 37% ownership stake in the newly formed entity measured at fair value. The remaining ownership, approximately 63%, was acquired by existing Brady Plus equity holders, represented by Sponsor Co, LLC, and the existing non-controlling interest of Envoy Solutions. Subsequently, the Company recognizes its investment in Brady IFS under the equity method given that it exercises significant influence over the entity.
On November 1, 2024, the Company finalized the sale of its refrigeration and food service equipment operations, Imbera and Torrey, to Mill Point Capital LLC for a total amount of Ps. 8,172 million. This amount is composed of Ps. 7,637 million in cash and Ps. 534 million in a credit note. As a result of the transaction, the Company lost control over the businesses described and recognized a gain of disposal of Ps. 4,165 million, reclassified to discontinued operations.

	December 31, 2024
Proceeds from the sale of shares	Ps.	8,172
Cost of sale of shares		5,063
		3,109
Expenses related to the sale		(65)
Recycling:
Foreign exchange loss		(1,755)
Employee benefits		(21)
		(1,776)
Income of period:
Net Income		3,238
Taxes:
Cancellation of deferred tax		195
Current tax expense		(536)
		(341)

Gain on sale of shares reclassified to discontinued operations	Ps.	4,165
On January 3, 2025, the Company finalized the sale of its plastic solutions operations (PTM) to AMMI, a subsidiary of Milenio Capital, for a total amount of Ps. 2,747 million in cash and Ps. 286 million in a credit note.

On July 1, 2025, the Company finalized the sale of its logistics transportation management operations in Mexico and its contract logistics operations in Mexico, Brazil, and Colombia, which operated under the name Solistica to Grupo Traxión, S.A.B. de C.V., for a total amount of Ps. 4,042 million, net of cash and debt.
As a result of these transactions, the Company lost control over the businesses described and recognized a gain of disposal of Ps. 1,574 million, presented as discontinued operations.

	December 31, 2025
Proceeds from the sale of businesses	Ps.	7,075
Cost of sale of businesses		5,622
Write off of intangible asset		466
		987
Recycling:
Employee benefits		(52)
Loss on the remeasurement of the value of derivative instruments		(1)
Cumulative Translation Adjustment		260
		207
Income of period:
Net Income		380

Gain on sale of shares of discontinued operations	Ps.	1,574
Additionally, the Company's less-than-truckload operations in Brazil were held for sale until December 31, 2024, after that date it was reclassified as continuing operations, previously amounts presented as discontinued operations in prior years were not retrospectively adjusted as the Company believes the amounts are not material.
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
The results of the discontinued operations related to these dispositions, which are all part of the same disposal decision related to the FEMSA Forward strategy, for the years ended are shown below:

		2025		2024		2023
Net sales	Ps.	—	Ps.	20,200	Ps.	80,634
Cost of goods sold		—		17,572		62,275
Gross profit		—		2,628		18,359
Operating profit		—		1,258		3,997
Loss before income taxes of discontinued operations		—		(2,756)		(1,334)
Income taxes		—		(1,294)		511
Gain on sale of discontinued operations		1,574		4,165		59
Net income (loss) of the period of discontinued operations (1)	Ps.	1,574	Ps.	115	Ps.	(765)

Heineken		—		—		33,003
Total discontinued operations	Ps.	1,574	Ps.	115	Ps.	32,238

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

	December 31, 2025		December 31, 2024
Cash and bank balances	Ps.	54,712	Ps.	48,572
Cash equivalents		53,268		91,262
	Ps.	107,980	Ps.	139,834

Note 6. Investments

As of December 31, 2025 and 2024, current investments with a maturity greater than three months but less than twelve months are carried at amortized cost, and their carrying value is similar to their fair value. The following is a detail of such investments:

Fixed-rate
	2025		2024
Bank deposits
Acquisition cost	Ps.	19,784	Ps.	42,949
Accrued interest		258		263
Total investments	Ps.	20,042	Ps.	43,212

Note 7. Trade Accounts Receivable, Net

	December 31, 2025		December 31, 2024
Trade accounts receivable	Ps.	42,287	Ps.	37,972
The Coca-Cola Company (see Note 15)		1,219		491
Loans to employees		87		119
Heineken Group		26		268
Others		8,127		7,321
		51,746		46,171
Allowance for expected credit losses		(3,427)		(2,979)
	Ps.	48,319	Ps.	43,192

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
The parameters used within the model are:
•Breach probability;
•Loss severity;
•Financing rate;

•Special recovery rate; and
•Breach exposure.
Aging of accounts receivable (days current or outstanding)

	December 31, 2025		December 31, 2024
Current	Ps.	34,634	Ps.	30,045
0‑30 days		6,701		7,605
31‑60 days		839		1,343
61‑90 days		454		683
91‑120 days		1,355		393
120+ days		7,763		6,102
Total	Ps.	51,746	Ps.	46,171

7.2 Changes in the allowance for expected credit losses

	2025		2024		2023
Balance at the beginning of the period	Ps.	2,979	Ps.	2,535	Ps.	2,238
Allowance for the period		1,238		1,176		1,367
Write-offs of uncollectible accounts		(768)		(831)		(557)
Addition from business combinations		—		69		3
Effects of changes in foreign exchange rates		(110)		99		(26)
Disposal of businesses		88		(69)		(490)
Balance at the end of the period	Ps.	3,427	Ps.	2,979	Ps.	2,535

In determining the recoverability of trade receivables, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. The concentration of credit risk is limited due to the customer base being large and dispersed.
For the years ended December 31, 2025, 2024 and 2023, the Company recognized an allowance for an amount of Ps. 577, Ps. 506 and Ps. 527, respectively, related with trades receivables in the Health Division due to uncertainty in collection.

7.3 Payments from The Coca-Cola Company
The Coca-Cola Company participates in certain marketing and promotional programs. Contributions received by the Company are recognized as a reduction in selling expenses. For the years ended December 31, 2025, 2024 and 2023 contributions received were Ps. 2,721, Ps. 2,012 and Ps. 2,450, respectively.

Note 8. Inventories

	December 31, 2025		December 31, 2024
Finished products	Ps.	61,499	Ps.	60,152
Raw materials		4,598		4,545
Spare parts		1,819		1,636
Work in process		864		758
Inventories in transit		672		373
	Ps.	69,452	Ps.	67,464

For the years ended December 31, 2025, 2024 and 2023, the Company recognized write-downs of its inventories for Ps. 3,599, Ps. 3,717 and Ps. 3,278 to net realizable value, respectively.

For the years ended December 31, 2025, 2024 and 2023, inventory consumptions included in the consolidated income statement under the cost of goods sold caption are as follows:

	2025		2024		2023
Changes in inventories of finished goods and work in process	Ps.	339,469	Ps.	317,608	Ps.	286,346
Raw materials and consumables used		131,644		126,040		115,542
Total	Ps.	471,113	Ps.	443,648	Ps.	401,888

Note 9. Other Current Assets and Other Current Financial Assets
9.1 Other current assets

	December 31, 2025		December 31, 2024
Prepaid expenses	Ps.	4,940	Ps.	5,197
Agreements with customers, net of accumulated amortization		100		132
Licenses		668		502
Other		280		411
	Ps.	5,988	Ps.	6,242
As of December 31, 2025 and 2024, the Company’s prepaid expenses are as follows:

	December 31, 2025		December 31, 2024
Advances for inventories	Ps.	2,359	Ps.	2,309
Advertising and promotional expenses paid in advance		1,320		1,535
Advances to service suppliers		100		131
Prepaid leases		69		78
Prepaid insurance		223		262
Others		869		882
	Ps.	4,940	Ps.	5,197
For the years ended December 31, 2025, 2024 and 2023, the Company’s advertising and promotional expenses amounted to Ps. 8,525, Ps. 7,286 and Ps. 6,778, respectively.
9.2 Other current financial assets

	December 31, 2025		December 31, 2024
Restricted cash (1)	Ps.	363	Ps.	349
Derivative financial instruments (see Note 21)		379		1,278
Notes receivable		378		155
	Ps.	1,120	Ps.	1,782

(1)The restricted cash in U.S. Dollars corresponds to operations in Brazil and relates to short term deposits in order to fulfill the collateral requirements for accounts payable.

Note 10. Equity Method Accounted Investees
As of December 31, 2025 and 2024, Company’s equity method accounted investees are as follows:

			Ownership Percentage			Carrying Value
Investee	Principal Activity	Place of Incorporation	December 31, 2025	December 31, 2024		December 31, 2025		December 31, 2024
IFS TopCo LLC (1)	Distribution	United States	37.1%	37.1%		14,192		17,356
Coca-Cola FEMSA:
Joint ventures:
Dispensadoras de Café, S.A.P.I. de C.V.	Services	Mexico	100.0%	50.0%		—		239
Fountain Agua Mineral, L.T.D.A.	Beverages	Brazil	50.0%	50.0%		962		818
Planta Nueva Ecología de Tabasco, S.A. de C.V.	Recycling	Mexico	50.0%	50.0%		1,247		1,392
Associates:
Promotora Industrial Azucarera, S.A. de C.V. (“PIASA”)	Sugar production	Mexico	36.4%	36.4%		3,871		3,654
Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”)	Canned bottling	Mexico	26.5%	26.5%		210		195
Industria Mexicana de Reciclaje, S.A. de C.V. (“IMER”)	Recycling	Mexico	35.0%	35.0%		79		91
Jugos del Valle, S.A.P.I. de C.V.	Beverages	Mexico	28.2%	28.2%		3,793		3,466
Leao Alimentos e Bebidas, L.T.D.A.	Beverages	Brazil	25.1%	25.1%		268		212
Alimentos de Soja S.A.U.	Beverages	Argentina	10.7%	10.7%		26		48
Other investments in Coca-Cola FEMSA	Various	Various	Various	Various		132		118
Proximity Americas Division:
Joint ventures:
Raizen Conveniências	Proximity	Brazil	50.0%	50.0%		771		929
Other investments (1) (2)	Various	Various	Various	Various		175		179
					Ps.	25,726	Ps.	28,697

(1)Associate.
(2)Joint ventures.

Coca-Cola FEMSA's investments

During 2024 Coca-Cola FEMSA made capital contributions to Planta Nueva Ecología de Tabasco S.A. de C.V. for an amount of Ps. 320. There were no changes in the ownership percentage as a result of capital contributions made by the other shareholders.

During 2025 Coca-Cola FEMSA received dividends from Dispensadoras de Café, S.A.P.I. de C.V. for an amount of Ps. 23. As of December 31, 2025 Coca-Cola FEMSA acquired 100% ownership from Dispensadoras de Café, S.A.P.I. de C.V. This transaction did not qualify as a business combination, the net assets in the consolidated financial statements are of Ps. 22.

During 2023 Coca-Cola FEMSA received dividends from Promotora Mexicana de Embotelladores, S.A. de C.V. (“PIASA”) for an amount of Ps. 79.

During 2025 and 2024 Coca-Cola FEMSA made capital contributions to Jugos del Valle, S.A.P.I. de C.V. for an amount of Ps. 167, and Ps. 482. There were no changes in the ownership percentage.

During 2024 Coca-Cola FEMSA received dividends from Industria Envasadora de Querétaro, S.A. de C.V. (“IEQSA”) for an amount of Ps. 19.

During 2025 and 2023, Coca-Cola FEMSA recognized an impairment on its investment in Alimentos de Soja S.A.U. for an amount of Ps. 13 and Ps. 143, respectively, recognized in the South America segment.

For the years ended December 31, 2025, 2024 and 2023 the equity earnings recognized for associates of Coca-Cola FEMSA were Ps. 510, Ps. 294 and Ps. 25, respectively.
For the years ended December 31, 2025, 2024 and 2023 the equity earnings recognized for joint ventures of Coca-Cola FEMSA were Ps. 21, Ps. 12 and Ps. 190, respectively.

IFS TopCo LLC

On October 31, 2023, the Company entered into a definitive agreement with Brady Plus to create a new distribution platform for the facility cleaning, food disposables and packaging industries in the United States. The Company received Ps. 24,468 (U.S. $1.5 billion) in cash and maintains a 37.08% equity interest in the new combined entity IFS TopCo LLC.
In 2024 the Company completed the purchase price allocation and determined the fair value of this investment and goodwill as described below. The fair value of the investment derived from the transaction was Ps. 15,032 (U.S. $890 million) (see Note 4.3.2).

Reconciliation from the equity of the associate IFS TopCo LLC to the investment of the Company.

		December 31, 2025				December 31, 2024
Amounts in millions		Peso		U.S. dollars		Peso		U.S. dollars
Equity attributable to the equity interest in IFS TopCo		Ps.	33,614	$.	1,871	Ps.	41,564	$.	2,051
Economic ownership percentage	%		37.08%		37.08%		37.08%		37.08
Investment in IFS TopCo investment exclusive of goodwill		Ps.	12,465	$.	694	Ps.	15,413	$.	760
Goodwill allocated			1,727		96		1,943		96
IFS TopCo investment (1)		Ps.	14,192	$.	790	Ps.	17,356	$.	856

(1)IFS TopCo purchase price allocation was finalized during the twelve-month remeasurement period after the acquisition date.

For the year ended December 31, 2025, 2024 and 2023, the Company’s share of other comprehensive income from equity investees, net of taxes are as follows:

	2025		2024		2023
Items that may be reclassified to consolidated net income:
Valuation of the effective portion of derivative financial instruments	Ps.	—	Ps.	(32)	Ps.	(526)
Exchange differences on translating foreign operations		(55)		292		6,623
Total	Ps.	(55)	Ps.	260	Ps.	6,097
Items that may not be reclassified to consolidated net income in subsequent periods:
Remeasurements of the net defined benefit liability	Ps.	—	Ps.	—	Ps.	897

For the years ended December 31, 2025, 2024 and 2023 the equity earnings (loss) recognized for other associates were Ps. (2,029), Ps. (1,299), and Ps. (621), respectively.

Note 11. Property, Plant and Equipment

Cost	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Cost as of January 1, 2023	Ps.	10,651	Ps.	31,031	Ps.	105,004	Ps.	18,301	Ps.	22,970	Ps.	16,206	Ps.	31,356	Ps.	1,256	Ps.	236,775
Additions (1)		135		319		9,193		855		2,782		18,376		4,572		566		36,798
Additions from business acquisitions		—		—		64		—		—		2		—		—		66
Business combinations from disposals		—		—		70		—		—		—		—		—		70
Changes in the fair value of past acquisitions		73		(15)		189		—		—		—		—		10		257
Transfer of completed projects in progress		558		1,582		6,008		2,346		2,110		(12,621)		3		14		—
Transfer (to)/from assets classified as held for sale		—		—		57		—		—		—		—		—		57
Disposals		(327)		(799)		(9,656)		(1,245)		(270)		(322)		(1,012)		(100)		(13,731)
Disposal of Envoy Solutions		—		—		(1,001)		—		—		(91)		(200)		(17)		(1,309)
Effects of changes in foreign exchange rates		(523)		(2,174)		(5,845)		(1,299)		(2,155)		(1,109)		(266)		(371)		(13,742)
Effects on the recognition of inflation effects		177		587		1,897		400		655		123		4		—		3,843
Cost as of December 31, 2023	Ps.	10,744	Ps.	30,531	Ps.	105,980	Ps.	19,358	Ps.	26,092	Ps.	20,564	Ps.	34,457	Ps.	1,358	Ps.	249,084
Cost as of January 1, 2024	Ps.	10,744	Ps.	30,531	Ps.	105,980	Ps.	19,358	Ps.	26,092	Ps.	20,564	Ps.	34,457	Ps.	1,358	Ps.	249,084
Additions (1)		1,738		1,073		8,659		3,506		2,619		23,661		5,775		407		47,438
Additions from business acquisitions		833		1,296		1,009		—		—		—		—		—		3,138
Transfer of completed projects in progress		348		948		(768)		9,029		2,215		(13,226)		199		1,255		—
Disposals (2)		(106)		(362)		(3,513)		(1,077)		(455)		(260)		(104)		(213)		(6,090)
Effects of changes in foreign exchange rates		(131)		11		9,710		4,052		1,110		917		498		707		16,874
Effects on the recognition of inflation effects		278		978		3,142		813		1,325		188		—		—		6,724
Cost as of December 31, 2024	Ps.	13,704	Ps.	34,475	Ps.	124,219	Ps.	35,681	Ps.	32,906	Ps.	31,844	Ps.	40,825	Ps.	3,514	Ps.	317,168
Cost as of January 1, 2025	Ps.	13,704	Ps.	34,475	Ps.	124,219	Ps.	35,681	Ps.	32,906	Ps.	31,844	Ps.	40,825	Ps.	3,514	Ps.	317,168
Additions (1)		300		2,139		6,478		4,868		1,934		17,929		4,808		3,314		41,770
Changes in the fair value of past acquisitions		159		330		147		—		—		—		—		—		636
Transfer of completed projects in progress		328		4,024		12,881		899		1,922		(20,154)		96		4		—
Transfer (to)/from assets classified as held for sale		—		—		(93)		—		—		—		—		—		(93)
Disposals		(769)		(666)		(1,231)		(2,376)		(1,706)		(228)		(377)		(2,156)		(9,509)
Effects of changes in foreign exchange rates		(205)		(1,188)		(3,869)		(926)		(1,754)		(1,372)		(69)		(467)		(9,850)
Effects on the recognition of inflation effects		115		401		1,241		302		501		(5)		—		—		2,555
Cost as of December 31, 2025	Ps.	13,632	Ps.	39,515	Ps.	139,773	Ps.	38,448	Ps.	33,803	Ps.	28,014	Ps.	45,283	Ps.	4,209	Ps.	342,677

(1)Total includes Ps. 3,268, Ps. 3,756 and Ps. 890 outstanding payments to suppliers, as of December 31, 2025, 2024 and 2023, respectively.
(2)This amount includes write-off for damaged assets. For more information see note 2.5
(3)Investments in fixed assets in progress are expected to be completed and transferred to other fixed assets categories within next twelve months.

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2023	Ps.	—	Ps.	(9,543)	Ps.	(53,250)	Ps.	(9,873)	Ps.	(15,074)	Ps.	4	Ps.	(14,511)	Ps.	(527)	Ps.	(102,774)
Depreciation for the year		—		(1,021)		(10,309)		(1,844)		(3,257)		—		(2,784)		(196)		(19,411)
Disposals		—		260		6,494		1,249		261		(4)		592		63		8,915
Transfer to/(from) assets classified as held for sale		—		—		(43)		—		—		—		—		—		(43)
Disposal of Envoy Solutions		—		—		344		—		—		—		70		(38)		376
Effects of changes in foreign exchange rates		—		708		3,898		793		1,783		—		398		241		7,821
Changes in value on the recognition of inflation effects		—		(218)		(1,265)		(291)		(649)		—		(2)		(13)		(2,438)
Accumulated Depreciation as of December 31, 2023	Ps.	—	Ps.	(9,814)	Ps.	(54,131)	Ps.	(9,966)	Ps.	(16,936)	Ps.	—	Ps.	(16,237)	Ps.	(470)	Ps.	(107,554)

Accumulated Depreciation	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
Accumulated Depreciation as of January 1, 2024	Ps.	—	Ps.	(9,814)	Ps.	(54,131)	Ps.	(9,966)	Ps.	(16,936)	Ps.	—	Ps.	(16,237)	Ps.	(470)	Ps.	(107,554)
Depreciation for the year		—		(2,062)		(8,606)		(2,961)		(3,878)		—		(2,958)		(437)		(20,902)
Disposals		—		398		2,660		940		365		—		84		185		4,632
Effects of changes in foreign exchange rates		—		153		(7,739)		(2,728)		(819)		—		(332)		(213)		(11,678)
Changes in value on the recognition of inflation effects		—		(382)		(2,106)		(494)		(1,123)		—		(6)		(44)		(4,155)
Accumulated Depreciation as of December 31, 2024	Ps.	—	Ps.	(11,707)	Ps.	(69,922)	Ps.	(15,209)	Ps.	(22,391)	Ps.	—	Ps.	(19,449)	Ps.	(979)	Ps.	(139,657)
Accumulated Depreciation as of January 1, 2025	Ps.	—	Ps.	(11,707)	Ps.	(69,922)	Ps.	(15,209)	Ps.	(22,391)	Ps.	—	Ps.	(19,449)	Ps.	(979)	Ps.	(139,657)
Depreciation for the year		—		(1,390)		(10,522)		(3,977)		(4,356)		—		(2,851)		(1,250)		(24,346)
Disposals		—		713		2,864		2,188		1,698		—		352		246		8,061
Effects of changes in foreign exchange rates		—		(210)		2,277		533		1,433		—		22		491		4,546
Changes in value on the recognition of inflation effects		—		(153)		(831)		(185)		(440)		—		—		—		(1,609)
Accumulated Depreciation as of December 31, 2025	Ps.	—	Ps.	(12,747)	Ps.	(76,134)	Ps.	(16,650)	Ps.	(24,056)	Ps.	—	Ps.	(21,926)	Ps.	(1,492)	Ps.	(153,005)

Carrying Amount	Land		Buildings		Machinery and Equipment		Refrigeration Equipment		Returnable Bottles		Investments in Fixed Assets in Progress		Leasehold Improvements		Other		Total
As of December 31, 2023	Ps.	10,744	Ps.	20,717	Ps.	51,849	Ps.	9,392	Ps.	9,156	Ps.	20,564	Ps.	18,220	Ps.	888	Ps.	141,530
As of December 31, 2024	Ps.	13,704	Ps.	22,768	Ps.	54,297	Ps.	20,472	Ps.	10,515	Ps.	31,844	Ps.	21,376	Ps.	2,535	Ps.	177,511
As of December 31, 2025	Ps.	13,632	Ps.	26,768	Ps.	63,639	Ps.	21,798	Ps.	9,747	Ps.	28,014	Ps.	23,357	Ps.	2,717	Ps.	189,672

Note 12. Leases

During 2025, the changes in the Company’s right-of-use assets were as follows:

	Land and buildings		Other (1)	Total
Cost as of January 1, 2025	Ps.	95,341	2,619	97,960
Additions		14,353	980	15,333
Disposals		(3,465)	(476)	(3,941)
Remeasurements		5,100	11	5,111
Depreciation		(15,149)	(796)	(15,945)
Effects of changes in foreign exchange rates and restatement effects associated with hyperinflationary economies		1,116	(91)	1,025
Right-of-use assets, net as of December 31, 2025	Ps.	97,296	2,247	99,543

(1)Other assets mainly include transportation equipment and servers.

As of December 31, 2025, the lease liabilities are integrated as follows:

	December 31, 2025
Maturity analysis – contractual undiscounted cash flows
Less than one year	Ps.	20,885
One to five years		76,202
Five to ten years		38,720
More than ten years		15,293
Total undiscounted lease liabilities on December 31, 2025		151,100
Lease liabilities included in the statement of financial position on December 31		109,891
Shown in the balance sheet as follows:
Current	Ps.	15,188
Non-Current		94,703
Total	Ps.	109,891

As of December 31, 2025, the weighted average incremental borrowing rate was 10.22%.
The interest expense for leases reported in the consolidated income statement for the year ended December 31, 2025 was Ps. 8,270.
The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2025 was Ps. 1,016 included in the consolidated income statement in selling expenses.
For the year ended December 31, 2025, the amounts recognized in the consolidated statement of cash flows related to leases paid, including interest paid derived from leases, are Ps. 24,061.
During 2024, the changes in the Company’s right-of-use assets was as follows:

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

As of December 31, 2024, the weighted average incremental borrowing rate was 9.93%.
The interest expense for leases reported in the consolidated income statement for the year ended December 31, 2024 and 2023 was Ps. 7,235 and Ps. 6,841, respectively.
The expense relating to short-term leases and leases of low-value assets for the year ended December 31, 2024 and 2023 was Ps. 567 and Ps. 10, respectively.
For the year ended December 31, 2024 and 2023, the amounts recognized in the consolidated statement of cash flows related to leases paid, including interest paid derived from leases, are Ps. 19,675 and Ps. 16,171, respectively.
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

Variable lease payments based on sales
Some leases of retail stores contain variable lease payments that are based on sales that the Company makes at the store. Variable rental payments were not material for the year ended December 31, 2025 and 2024.
The Company expects the relative proportions of fixed and variable lease payments to remain broadly consistent in future years.
Extension options
Some leases of office buildings, cellars and retail stores contain extension options exercisable by the Company up to one year before the end of the non-cancellable contract period. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by FEMSA and not by the lessor, in other words, the lessee has the unilateral right to exercise the extension option. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options. FEMSA reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Except for some business units, FEMSA considers that the “reasonably certain” criteria are met when a new lease contract is signed by both the Company and the lessor, which usually occurs within a short period of the expiration of the current lease term. Extension options on leases do not represent a significant impact on the right-of-use assets on December 31, 2025 and 2024.
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
Note 13. Intangible Assets

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships (1)		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2023	Ps.	75,756	Ps.	85,704	Ps.	9,044	Ps.	1,265	Ps.	171,769	Ps.	10,905	Ps.	13,488	Ps.	1,977	Ps.	5,531	Ps.	31,901	Ps.	203,670
Additions		—		—		—		4		4		1,966		—		261		1,174		3,401		3,405
Acquisitions from business combinations (see Note 4)		—		3,918		26		—		3,944		145		188		—		25		358		4,302
Changes in fair value of past acquisitions		—		(12,273)		7,683		—		(4,590)		—		5,162		—		(117)		5,045		455
Business disposals		(12)		(25,036)		(3,009)		(56)		(28,113)		(482)		(17,788)		—		(29)		(18,299)		(46,412)
Transfer of completed development systems		(224)		—		—		227		3		292		—		—		(295)		(3)		—
Disposals		—		(2)		—		(2)		(4)		(197)		—		(161)		(235)		(593)		(597)
Effect of movements in exchange rates		(1,568)		(3,744)		(810)		45		(6,077)		(424)		(814)		—		(683)		(1,921)		(7,998)
Changes in value on the recognition of inflation effects		—		—		—		—		—		—		—		—		70		70		70
Impairment		—		(4,995)		—		—		(4,995)		—		—		—		—		—		(4,995)
Business combinations from disposals		—		1,950		—		—		1,950		—		—		—		—		—		1,950
Cost as of December 31, 2023	Ps.	73,952	Ps.	45,522	Ps.	12,934	Ps.	1,483	Ps.	133,891	Ps.	12,205	Ps.	236	Ps.	2,077	Ps.	5,441	Ps.	19,959	Ps.	153,850

(1)Includes customer relationships related to the acquisitions through Envoy Solutions disclosed in Note 4.

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships (1)		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2024	Ps.	73,952	Ps.	45,522	Ps.	12,934	Ps.	1,483	Ps.	133,891	Ps.	12,205	Ps.	236	Ps.	2,077	Ps.	5,441	Ps.	19,959	Ps.	153,850
Additions		—		461		—		95		556		1,774		3		88		1,210		3,075		3,631
Acquisitions from business combinations (see Note 4)		—		2,809		—		—		2,809		—		—		—		1,216		1,216		4,025
Changes in fair value of past acquisitions		—		—		—		—		—		—		(3)		—		3		—		—
Transfer of completed development systems		—		—		—		—		—		670		—		—		(670)		—		—
Disposals		—		—		—		(50)		(50)		(76)		—		—		(31)		(107)		(157)
Effect of movements in exchange rates		657		(371)		289		22		597		2,434		466		145		(867)		2,178		2,775
Changes in value on the recognition of inflation effects		—		—		—		—		—		256		—		—		(123)		133		133
Impairment		—		(1,797)		(1,004)		—		(2,801)		—		—		—		—		—		(2,801)
Cost as of December 31, 2024	Ps.	74,609	Ps.	46,624	Ps.	12,219	Ps.	1,550	Ps.	135,002	Ps.	17,263	Ps.	702	Ps.	2,310	Ps.	6,179	Ps.	26,454	Ps.	161,456

	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Cost as of January 1, 2025	Ps.	74,609	Ps.	46,624	Ps.	12,219	Ps.	1,550	Ps.	135,002	Ps.	17,263	Ps.	702	Ps.	2,310	Ps.	6,179	Ps.	26,454	Ps.	161,456
Additions		—		—		3		11		14		608		—		227		2,696		3,531		3,545
Changes in fair value of past acquisitions		—		(627)		—		—		(627)		—		—		—		(10)		(10)		(637)
Reclassifications from assets held for sale		—		—		—		—		—		—		—		—		240		240		240
Internal development		—		—		—		—		—		50		—		—		—		50		50
Transfer of completed development systems		—		—		—		—		—		45		—		—		(202)		(157)		(157)
Disposals		—		—		(8)		(28)		(36)		(149)		(4)		—		(4)		(157)		(193)
Effect of movements in exchange rates		(402)		105		(508)		7		(798)		(485)		(3)		—		(406)		(894)		(1,692)
Changes in value on the recognition of inflation effects		—		—		—		—		—		54		—		—		—		54		54
Reclassifications		—		—		—		—		—		654		(113)		108		(541)		108		108
Cost as of December 31, 2025	Ps.	74,207	Ps.	46,102	Ps.	11,706	Ps.	1,540	Ps.	133,555	Ps.	18,040	Ps.	582	Ps.	2,645	Ps.	7,952	Ps.	29,219	Ps.	162,774

Amortization and Impairment Losses	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
Amortization as of January 1 2023	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	(7,021)	Ps.	(3,152)	Ps.	(939)	Ps.	(1,786)	Ps.	(12,898)	Ps.	(12,898)
Amortization expense		—		—		—		—		—		(1,519)		(1,113)		(116)		(547)		(3,295)		(3,295)
Disposals		—		—		—		—		—		161		—		—		209		370		370
Business disposals		—		—		—		—		—		276		4,010		—		51		4,337		4,337
Impairment		—		—		(36)		—		(36)		—		—		—		—		—		(36)
Effect of movements in exchange rates		—		—		—		—		—		578		188		15		187		968		968
Changes in value on the recognition of inflation effects		—		—		—		—		—		(78)		—		—		—		(78)		(78)
Amortization as of December 31 2023	Ps.	—	Ps.	—	Ps.	(36)	Ps.	—	Ps.	(36)	Ps.	(7,603)	Ps.	(67)	Ps.	(1,040)	Ps.	(1,886)	Ps.	(10,596)	Ps.	(10,632)
Amortization as of January 1 2024	Ps.	—	Ps.	—	Ps.	(36)	Ps.	—	Ps.	(36)	Ps.	(7,603)	Ps.	(67)	Ps.	(1,040)	Ps.	(1,886)	Ps.	(10,596)	Ps.	(10,632)
Amortization expense		—		—		—		—		—		(1,895)		(17)		(226)		(479)		(2,617)		(2,617)
Disposals		—		—		—		—		—		56		27		—		2		85		85
Business disposals		—		—		—		—		—		—		—		—		—		—		—
Impairment		—		—		—		—		—		—		—		—		—		—		—
Effect of movements in exchange rates		(745)		—		—		—		(745)		(648)		(413)		126		(147)		(1,082)		(1,827)
Changes in value on the recognition of inflation effects		—		—		—		—		—		(129)		—		—		—		(129)		(129)
Amortization as of December 31 2024	Ps.	(745)	Ps.	—	Ps.	(36)	Ps.	—	Ps.	(781)	Ps.	(10,219)	Ps.	(470)	Ps.	(1,140)	Ps.	(2,510)	Ps.	(14,339)	Ps.	(15,120)
Amortization as of January 1 2025	Ps.	(745)	Ps.	—	Ps.	(36)	Ps.	—	Ps.	(781)	Ps.	(10,219)	Ps.	(470)	Ps.	(1,140)	Ps.	(2,510)	Ps.	(14,339)	Ps.	(15,120)
Amortization expense		—		—		—		—		—		(1,058)		53		(1)		(1,561)		(2,567)		(2,567)
Disposals		—		—		—		—		—		71		4		—		59		134		134
Business disposals		—		—		—		—		—		—		—		—		(275)		(275)		(275)
Impairment		—		—		—		—		—		6		—		—		2		8		8
Effect of movements in exchange rates		—		—		—		—		—		449		(16)		—		276		709		709
Changes in value on the recognition of inflation effects		—		—		—		—		—		(49)		—		—		—		(49)		(49)
Reclassifications		—		—		—		—		—		(361)		204		(108)		157		(108)		(108)
Amortization as of December 31 2025	Ps.	(745)	Ps.	—	Ps.	(36)	Ps.	—	Ps.	(781)	Ps.	(11,161)	Ps.	(225)	Ps.	(1,249)	Ps.	(3,852)	Ps.	(16,487)	Ps.	(17,268)

Carrying Amount	Rights to Produce and Distribute Coca-Cola Trademark Products		Goodwill		Trademark Rights		Other Indefinite Lived Intangible Assets		Total Unamortized Intangible Assets		Technology Costs and Management Systems		Customer Relationships		Alcohol Licenses		Other		Total Amortized Intangible Assets		Total Intangible Assets
As of December 31 2023	Ps.	73,952	Ps.	45,522	Ps.	12,898	Ps.	1,483	Ps.	133,855	Ps.	4,602	Ps.	169	Ps.	1,037	Ps.	3,555	Ps.	9,363	Ps.	143,218
As of December 31 2024	Ps.	73,864	Ps.	46,624	Ps.	12,183	Ps.	1,550	Ps.	134,221	Ps.	7,044	Ps.	232	Ps.	1,170	Ps.	3,669	Ps.	12,115	Ps.	146,336
As of December 31 2025	Ps.	73,462	Ps.	46,102	Ps.	11,670	Ps.	1,540	Ps.	132,774	Ps.	6,879	Ps.	357	Ps.	1,396	Ps.	4,100	Ps.	12,732	Ps.	145,506

For the years ended December 31, 2025, 2024 and 2023, allocation for amortization expense is as follows:

	2025		2024		2023

Cost of goods sold	Ps.	175	Ps.	49	Ps.	1,229
Administrative expenses		1,067		649		1,257
Selling expenses		1,325		1,919		809
	Ps.	2,567	Ps.	2,617	Ps.	3,295

The average remaining period for the Company’s intangible assets that are subject to amortization is as follows:

Years
Technology Costs and Management Systems	3 - 11
Customer Relationships	10 - 12
Alcohol Licenses	12

Coca-Cola FEMSA Impairment Tests for cash-generating Units Containing Goodwill, Distribution Rights and Other indefinite lived intangible assets
For the purpose of impairment testing, goodwill and distribution rights are allocated and monitored on an individual country basis, which is considered to be the CGU.

The aggregate carrying amounts of goodwill, distribution rights and other indefinite lived intangible assets allocated to each CGU are as follows:

	December 31, 2025		December 31, 2024
Mexico	Ps.	56,971	Ps.	57,689
Guatemala		1,608		1,695
Nicaragua		371		404
Costa Rica		1,580		1,439
Panama		1,086		1,170
Colombia		4,227		3,638
Brazil		27,996		28,199
Argentina		422		512
Uruguay		2,393		2,452
Total	Ps.	96,654	Ps.	97,198

The foregoing forecasts were projected based on actual operating results and the five- year business plan that reflect the outcomes that Coca-Cola FEMSA considers most likely to occur based on the current situation of each of the CGUs including the macroeconomic factors in each CGU, the foregoing forecasts could differ from the results obtained over time. Sustainability- and climate-related risks and opportunities are incorporated into long range planning cash flows. Coca-Cola FEMSA allocates resources to sustainability- and climate-related strategic initiatives through financial planning, investment prioritization, and disciplined operational execution, designed to support the implementation and continuity of its climate and sustainability strategy while strengthening business resilience across multiple time horizons. However, these forecasts may differ from actual results as time progresses.

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
The key assumptions by CGU for impairment testing as of December 31, 2025 were as follows:

	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation	Expected Volume Growth Rates
CGU			2026‑2030	2026‑2030
Mexico	8.8%	6.2%	3.9%	5.0%
Brazil	11.4%	7.2%	3.9%	3.3%
Colombia	10.5%	7.9%	3.4%	3.5%
Argentina	16.8%	11.8%	10.1%	5.2%
Guatemala	8.8%	6.8%	3.8%	7.3%
Costa Rica	10.8%	7.9%	2.3%	6.1%
Nicaragua	21.6%	14.1%	3.3%	6.2%
Panama	11.3%	8.6%	1.0%	5.6%
Uruguay	9.0%	6.8%	4.5%	4.5%

The key assumptions by CGU for impairment testing as of December 31, 2024 were as follows:

	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation	Expected Volume Growth Rates
CGU			2025‑2029	2025‑2029
Mexico	9.0%	6.3%	4.1%	5.4%
Brazil	10.9%	6.8%	3.6%	4.1%
Colombia	12.0%	7.9%	3.1%	6.6%
Argentina	16.0%	12.0%	35.1%	4.5%
Guatemala	9.5%	7.2%	4.0%	11.9%
Costa Rica	12.0%	8.5%	2.8%	6.6%
Nicaragua	23.0%	13.1%	3.5%	6.5%
Panama	11.7%	9.1%	1.8%	6.3%
Uruguay	9.5%	7.1%	5.1%	4.2%

Sensitivity to Changes in Assumptions
On December 31, 2025, Coca-Cola FEMSA performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and an additional sensitivity to the volume of 100 basis points and concluded that no impairment would be recorded.

CGU	Change in post-tax WACC		Change in Expected Volume Growth CAGR (1)	Effect on Valuation
Mexico	+0.6	p.p.	-1.0%	Passes by 3.7x
Brazil	+0.9	p.p.	-1.0%	Passes by 1.8x
Colombia	+1.2	p.p.	-1.0%	Passes by 3.2x
Argentina	+2.3	p.p.	-1.0%	Passes by 3.7x
Guatemala	+0.7	p.p.	-1.0%	Passes by 5.7x
Costa Rica	+0.7	p.p.	-1.0%	Passes by 4.6x
Nicaragua	+3.4	p.p.	-1.0%	Passes by 1.4x
Panama	+0.9	p.p.	-1.0%	Passes by 2.1x
Uruguay	+0.2	p.p.	-1.0%	Passes by 3.4x

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

Health Division Impairment Test for cash-generating Units Containing Goodwill and Trademark Rights

For the purpose of impairment testing, goodwill and trademark rights are allocated and monitored on an individual country basis. The Company has identified its cash-generating units as follows: Mexico, Chile, Colombia and Ecuador.

As of December 31, 2025 the Health Division has goodwill and trademark rights allocated to cash-generating units across all countries in which the Company operates with a total carrying amount of Ps. 7,523. The aggregate carrying amounts of goodwill and trademark rights allocated to each CGU as of December 31, 2025 are as follows: Chile Ps. 6,742, Colombia Ps. 762 and Ecuador Ps. 19. The aggregate carrying amounts of goodwill and trademark rights allocated to each CGU as of December 31, 2024 are as follows: Chile Ps. 6,383, Colombia Ps. 660 and Ecuador Ps. 31. Mexico CGU was impaired in 2024 for Ps. 1,975.
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

The key assumptions by the significant CGU (Chile) in the Health Division (Mexico, Colombia and Ecuador are insignificant) for impairment test as of December 31, 2025 was as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2026‑2030	Expected Sales Growth Rate
Chile	8.2%	7.2%	3.2%	3.0%

The key assumptions by the significant CGU in the Health Division for impairment test as of December 31, 2024 was as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2025‑2029	Expected Sales Growth Rates 2025‑2029
Chile	6.8%	5.9%	3.1%	1.9%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACCs to perform its annual impairment testing.
Sensitivity to Changes in Assumptions
On December 31, 2025, the Company performed an additional impairment sensitivity calculation, taking into account an adverse change in post-tax WACC, according to the country risk premium, using for each country the relative standard deviation between equity and sovereign bonds and a sensitivity analysis of sales that would be affected considering a contraction in economic conditions as a result of lower purchasing power of customers, which based on management estimation considered to be reasonably possible an effect of 50 basis points in the sale’s CAGR, concluding that no impairment would be recognized.
The sensitivity test by the significant CGU in the Health Division as of December 31, 2025 was as follows:

CGU	Change in WACC		Change in Expected Sales Growth Rates CAGR	Effect on Valuation
Chile	0.2	p.p.	(0.5)%	Passes by 0.4x

Valora impairment testing for cash-generating units containing goodwill.
The Company has identified its cash-generating units as a retail food distribution platform located in Europe for impairment testing purposes for goodwill and trademark rights.

As of December 31, 2025 Valora has a goodwill and trademarks allocated in the cash generating unit with a total carrying amount of Ps. 22,642.
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

The key assumptions by CGU for impairment test as of December 31, 2025 were as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2026‑2030	Expected Sales Growth Rates
Valora	5.4%	5.0%	0.9%	5.7%

The key assumptions by CGU for impairment test as of December 31, 2024 was as follows:

CGU	Pre-tax WACC	Post-tax WACC	Expected Annual Long-Term Inflation 2025‑2029	Expected Sales Growth Rates 2025‑2029
Valora	5.7%	5.3%	1.0%	4.5%

The values assigned to the key assumptions represent management’s assessment of future trends in the industry and are based on both external sources and internal sources (historical data). The Company consistently applied its methodology to determine CGU specific WACC’s to perform its annual impairment testing.

Sensitivity to Changes in Assumptions

On December 31, 2025, the Company performed an additional impairment sensitivity calculation, taking into account an effect of 50 basis points in the sale’s compound annual growth rate (“CAGR”), concluding that no impairment would be recognized.

CGU	Change in Expected Sales Growth CAGR	Effect on Valuation
Valora	(0.5)%	Passes by -0.12x

Note 14. Other Non-Current Assets and Other Non-Current Financial Assets
14.1 Other non-current assets

	December 31, 2025		December 31, 2024
Agreements with customers, net of accumulated amortization and other rights	Ps.	864	Ps.	1,015
Non-current prepaid advertising expenses		175		228
Guarantee deposits (1)		1,605		1,472
Prepaid bonuses		427		451
Advances to suppliers to acquire property, plant and equipment		1,467		1,744
Recoverable taxes		2,017		1,938
Indemnifiable assets from business combinations (2)		512		714
Others		779		967
	Ps.	7,846	Ps.	8,529

(1)As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits including those related to business acquisitions. See Note 26.5.

(2)Corresponds to indemnification assets that are warranted by former Vonpar owners in accordance with the share purchase agreement.

14.2 Other non-current financial assets

	December 31, 2025		December 31, 2024
Non-current accounts receivable (2)	Ps.	5,751	Ps.	4,509
Derivative financial instruments (see Note 21)		5,865		10,467
Others		1,838		1,864
Other investments measured at FVTPL (1)		—		6,440
	Ps.	13,454	Ps.	23,280

(1)During 2025, the Company disposed of the remaining shares in its investment in Heineken.
(2)Includes tax credit recovery from a former shareholder and the offsetting party is recorded as an Other non-current financial liabilities related to Coca-Cola FEMSA. Additionally includes long-term receivable for Ps. 988 related to Health Division and 539 related to other business segments.

Note 15. Balances and Transactions with Related Parties and Affiliated Companies

The consolidated statements of financial position and consolidated income statements include the following balances and transactions with related parties and affiliated companies:

	December 31, 2025		December 31, 2024
Balances
Due from The Coca-Cola Company (see Note 7) (1) (5)	Ps.	1,219	Ps.	491
Balance with BBVA Bancomer, S.A. de C.V. (6)		—		3,576
Balance with Grupo Scotiabank Inverlat, S.A. (2)		7,508		2,209
Other receivables (1)		68		76
Due to The Coca-Cola Company (4) (5)	Ps.	835	Ps.	784
Due to BBVA Bancomer, S.A. de C.V. (3)		—		1,566
Due to Grupo Financiero Scotiabank Inverlat, S.A. (4)		25		30
Other payables (4)		1,432		1,225

(1)Presented within trade receivables.
(2)Presented within cash and cash equivalents.
(3)Recorded within bank loans and notes payable.
(4)Recorded within trade payables.
(5)Non-controlling interest.
(6)As of 2025, BBVA Bancomer is no longer considered a related party as there are no longer members of the board of directors in FEMSA that participate in the board of directors of this Entity.

Balances due from related parties are considered to be recoverable. Accordingly, for the years ended December 31, 2025, 2024 and 2023, there was no expense resulting from uncollectible balances due from related parties.

Transactions	2025		2024		2023
Income:
Logistic services to Jugos del Valle (1)	Ps.	—	Ps.	566	Ps.	601
Interest revenues from BBVA Bancomer, S.A. de C.V. (5)		—		2,732		3,346
Interest revenues from Grupo Financiero Scotiabank Inverlat, S.A. (3)		362		454		413
Other revenues from related parties		1,996		273		1,671
Expenses:
Purchase of concentrate from The Coca-Cola Company (2)	Ps.	51,740	Ps.	54,502	Ps.	46,461
Purchase of baked goods and snacks from Grupo Bimbo, S.A.B. de C.V. (3)		7,418		7,249		7,264
Advertisement expense paid to The Coca-Cola Company (2) (4)		980		948		869
Purchase of juices from Jugos del Valle, S.A.P.I. de C.V. (1)		9,964		7,080		5,301
Purchase of sugar from Promotora Industrial Azucarera, S.A. de C.V. (1)		2,198		2,718		2,841
Interest expense and fees paid to BBVA Bancomer, S.A. de C.V. (5)		—		206		215
Purchase of sugar from Beta San Miguel (1)		286		722		917
Purchases of inventories from Fountain Agua Mineral Ltda (1)		2,730		1,143		638
Purchase of canned products from IEQSA (1)		1,011		989		843
Purchases from Sigma Alimentos (3)		2,590		2,373		2,466
Purchase of inventories from Leao Alimentos e Bebidas, L.T.D.A. (1)		—		112		181
Advertising paid to Grupo Televisa, S.A.B. (3)		—		—		196
Donations to Fundación FEMSA (3)		335		344		309
Donations to Difusión y Fomento Cultural, A.C.		132		125		123
Donations to ITESM (3)		210		241		237
Purchases of resine to IMER (1)		401		356		458
Other expenses with related parties		28		88		225

(1)Associates.
(2)Non-controlling interest.
(3)Members of the board of directors in FEMSA participate in the board of directors of this entity, management believes that due to this fact and the level of transactions with the entity, the disclosure provides relevant information to users.
(4)Net of the contributions from The Coca-Cola Company of Ps. 2,721, Ps. 2,012 and Ps. 2,450, for the years ended in 2025, 2024 and 2023, respectively.
(5)As of 2025, BBVA Bancomer is no longer considered a related party as there are no longer members of the board of directors in FEMSA that participate in the board of directors of this entity.

The Company's aggregate compensation paid to executive officers and senior management were as follows:

	2025		2024		2023
Short-term employee benefits paid	Ps.	3,597	Ps.	1,914	Ps.	3,742
Postemployment benefits		68		71		54
Termination benefits		156		117		935
Share-based payments (Note 18.2)		1,100		947		943

Note 16. Balances and Transactions in Foreign Currencies
Assets, liabilities and transactions denominated in foreign currencies are those realized in a currency different than the functional currency of the Company. For the three years ended on December 31, 2025, 2024 and 2023, the assets, liabilities and transactions denominated in foreign currencies, expressed in Mexican pesos (contractual amounts) are as follows:

	Assets				Liabilities
Balances	Short-Term		Long-Term		Short-Term		Long- Term
As of December 31, 2025
U.S. dollars	Ps.	51,356	Ps.	1,880	Ps.	5,893	Ps.	81,880
Euros		8,911		—		11,267		11,307
Other currencies		221		3,227		16		—
Total	Ps.	60,488	Ps.	5,107	Ps.	17,176	Ps.	93,187
As of December 31, 2024
U.S. dollars	Ps.	93,411	Ps.	791	Ps.	7,981	Ps.	81,879
Euros		1,149		—		611		22,021
Other currencies		46		1,078		26		—
Total	Ps.	94,606	Ps.	1,869	Ps.	8,618	Ps.	103,900

Transactions	Revenues		Other Operating Revenues		Purchases of Raw Materials		Interest Expense		Consulting Fees		Asset Acquisitions		Share Disposition		Other
For the year ended
December 31, 2025
U.S. dollars	Ps.	5,023	Ps.	791	Ps.	21,343	Ps.	2,609	Ps.	1,542	Ps.	13	Ps.	—	Ps.	5,000
Euros		225		—		—		447		146		—		240		(1,454)
Other currencies		153		—		—		—		9		—		—		—
Total	Ps.	5,401	Ps.	791	Ps.	21,343	Ps.	3,056	Ps.	1,697	Ps.	13	Ps.	240	Ps.	3,546
For the year ended
December 31, 2024
U.S. dollars	Ps.	8,008	Ps.	1,522	Ps.	25,063	Ps.	2,295	Ps.	1,654	Ps.	8	Ps.	—	Ps.	6,597
Euros		69		—		—		2,471		186		—		—		—
Other currencies		21		—		—		—		4		—		—		—
Total	Ps.	8,098	Ps.	1,522	Ps.	25,063	Ps.	4,766	Ps.	1,844	Ps.	8	Ps.	—	Ps.	6,597
For the year ended
December 31, 2023
U.S. dollars	Ps.	13,322	Ps.	5,981	Ps.	21,806	Ps.	1,266	Ps.	815	Ps.	40	Ps.	—	Ps.	5,022
Euros		3,064		1		185		288		782		—		3,120		11
Other currencies		9		2		—		—		—		3		—		—
Total	Ps.	16,395	Ps.	5,984	Ps.	21,991	Ps.	1,554	Ps.	1,597	Ps.	43	Ps.	3,120	Ps.	5,033

Mexican peso exchange rates effective at the dates of the consolidated statements of financial position and the issuance date of the Company’s consolidated financial statements were as follows:

	December 31,		April 17,
	2025	2024	2026
U.S. dollar	17.9667	20.2683	17.2380
Euro	21.1469	21.5241	20.3393

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
Actuarial calculations for pension and retirement plans, seniority premiums and post-retirement medical benefits, as well as the associated cost for the period, were determined using the following long-term assumptions for Mexico:

Mexico	December 31, 2025	December 31, 2024	December 31, 2023
Financial:
Discount rate used to calculate the defined benefit obligation	9.50%	10.50%	10.20%
Salary increase	4.75%	4.75%	4.75%
Future pension increases	3.75%	3.75%	3.75%
Healthcare cost increase rate	6.00%	6.00%	6.00%
Biometric:
Mortality (1)	EMSSA 2009	EMSSA 2009	EMSSA 2009
Disability (2)	IMSS 97	IMSS 97	IMSS 97
Normal retirement age	60 YEARS	60 YEARS	60 YEARS
Employee turnover table (3)	BMAR 2007	BMAR 2007	BMAR 2007
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
In Mexico upon retirement, the Company purchases an annuity for the employee, which will be paid according to the option chosen by the employee.
Based on these assumptions, the amounts of benefits expected to be paid out in the following years are as follows:

	Pension and Retirement Plans		Seniority Premiums		Post Retirement Medical Services		Total
2026	Ps.	1,804	Ps.	483	Ps.	31	Ps.	2,318
2027		1,229		356		33		1,618
2028		1,108		332		35		1,475
2029		1,257		329		37		1,623
2030		1,182		326		40		1,548
2031 to 2035		6,544		1,619		242		8,405

17.2 Balances of the liabilities for employee benefits

	December 31, 2025		December 31, 2024
Pension and Retirement Plans:
Defined benefit obligation	Ps.	18,585	Ps.	17,866
Pension plan assets at fair value		(16,706)		(16,227)
Effect due to asset ceiling		4,368		3,789
Net defined benefit liability	Ps.	6,247	Ps.	5,428
Seniority Premiums:
Defined benefit obligation	Ps.	3,702	Ps.	2,972
Seniority premium plan assets at fair value		(169)		(126)
Net defined benefit liability	Ps.	3,533	Ps.	2,846
Postretirement Medical Services:
Defined benefit obligation	Ps.	838	Ps.	594
Medical services plan assets at fair value		(117)		(108)
Net defined benefit liability	Ps.	721	Ps.	486
Total Employee Benefits (1)	Ps.	10,501	Ps.	8,760

(1)As of December 31, 2025 and 2024, it includes Ps. 218 and Ps. 208, corresponding to the Asset Ceiling effect of Valora, which is presented in other non-current assets in the consolidated statements of financial position.
17.3 Plan asset
Plan assets consist of fixed and variable return financial instruments recorded at fair value (Level 1), which are invested as follows:

	2025	2024
Fixed return:
Traded securities	10%	5%
Bank instruments	15%	14%
Federal government instruments of the respective countries	35%	47%
Variable return:
Publicly traded shares	40%	34%
	100%	100%
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
In Mexico, the amounts and types of securities in related parties included in the portfolio fund are as follows:

	December 31, 2025		December 31, 2024
Debt:
BBVA Bancomer, S.A de C.V. (1)	Ps.	—	Ps.	43
Grupo Industrial Bimbo, S.A.B. de C. V.		19		19

Equity:
Grupo Industrial Bimbo, S.A.B. de C. V.		1		1

(1)As of 2025, BBVA Bancomer is no longer considered a related party as there are no longer members of the board of directors in FEMSA that participate in the board of directors of this entity.
For the years ended December 31, 2025, 2024 and 2023, the Company did not make significant contributions to the plan assets and does not expect to make material contributions to the plan assets during the following fiscal year. There are no restrictions placed on the trustee’s ability to sell those securities. As of December 31, 2025 and 2024, the plan assets did not include securities of the Company in portfolio funds.
17.4 Amounts recognized in the consolidated income statements, the consolidated statements of comprehensive income and the consolidated statements of changes in equity

	Consolidated Income Statement								AOCI (1)
December 31, 2025	Current Service Cost		Past Service Cost		(Gain) or Loss on Settlement or Curtailment		Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	585	Ps.	76	Ps.	(90)	Ps.	407	Ps.	3,369
Seniority premiums		494		(13)		(9)		278		799
Postretirement medical services		34		(2)		(8)		50		151
Total	Ps.	1,113	Ps.	61	Ps.	(107)	Ps.	735	Ps.	4,319
December 31, 2024
Pension and retirement plans	Ps.	505	Ps.	304	Ps.	(254)	Ps.	339	Ps.	2,019
Seniority premiums		394		89		(27)		200		441
Postretirement medical services		30		36		(25)		48		(56)
Total	Ps.	929	Ps.	429	Ps.	(306)	Ps.	587	Ps.	2,404
December 31, 2023
Pension and retirement plans	Ps.	489	Ps.	288	Ps.	(243)	Ps.	367	Ps.	1,311
Seniority premiums		345		21		(21)		178		117
Postretirement medical services		32		13		(14)		45		(29)
Total	Ps.	866	Ps.	322	Ps.	(278)	Ps.	590	Ps.	1,399

(1)Amounts accumulated in other comprehensive income as of the end of the period.
For the years ended December 31, 2025, 2024 and 2023, labor costs of Ps. 1,067, Ps. 1,052 and Ps. 910 have been included in the consolidated income statements in costs of goods sold, administrative expenses, and selling expenses. Net interest on the defined benefit liability has been included as part of interest expense (Note 19).

Remeasurements of the net defined benefit liability recognized in accumulated other comprehensive income are as follows:

	December 31, 2025		December 31, 2024		December 31, 2023
Amount accumulated in other comprehensive income as of the beginning of the period, net of tax	Ps.	1,964	Ps.	923	Ps.	1,661

Actuarial (gains) losses arising from exchange rates		(203)		190		(100)
Remeasurements during the year, net of tax		1,115		931		314
Actuarial (gains) and losses arising from changes in financial assumptions		598		957		223
Actuarial (gains) and losses arising from changes in demographic assumptions		6		1		(4)
Return on plan assets		(404)		(752)		(92)
Changes in the effect of limiting a net defined benefit asset to the asset ceiling		345		(286)		(546)
Effect of settlement		—		—		(533)
		1,457		1,041		(738)
Amount accumulated in other comprehensive income as of the end of the period, net of tax	Ps.	3,421	Ps.	1,964	Ps.	923
Remeasurements of the net defined benefit liability include the following:
•The return on plan assets, excluding amounts included in net interest expense.
•Actuarial gains and losses arising from changes in demographic assumptions.
•Actuarial gains and losses arising from changes in financial assumptions.
17.5 Changes in the balance of the defined benefit obligation for post-employment

	December 31, 2025		December 31, 2024		December 31, 2023
Pension and Retirement Plans:
Initial balance	Ps.	17,866	Ps.	15,366	Ps.	15,113
Current service cost		585		505		489
Past service cost		29		239		288
Interest expense		891		815		820
Gain on settlement		(90)		(254)		(243)
Remeasurements of the net defined benefit obligation		1,767		708		531
Foreign exchange (gain) or loss		(154)		1,793		(48)
Benefits paid		(2,372)		(1,430)		(1,504)
Employees contributions		106		105		119
Local plans		(43)		19		—
Plan amendments		—		—		(4)
Discontinued operations		—		—		(195)
Ending balance	Ps.	18,585	Ps.	17,866	Ps.	15,366
Seniority Premiums:
Initial balance	Ps.	2,972	Ps.	2,181	Ps.	2,068
Current service cost		494		394		345
Past service cost		(13)		89		21
Interest expense		291		212		191
Gain on settlement		(9)		(27)		(21)
Remeasurements of the net defined benefit obligation		347		324		66
Benefits paid		(380)		(201)		(254)
Discontinued operations		—		—		(235)
Ending balance	Ps.	3,702	Ps.	2,972	Ps.	2,181
Postretirement Medical Services:
Initial balance	Ps.	594	Ps.	554	Ps.	556
Current service cost		34		30		32
Past service cost		(2)		36		13
Interest expense		61		57		54
Gain on settlement		(8)		(25)		(14)
Remeasurements of the net defined benefit obligation		205		(27)		5
Benefits paid		(46)		(31)		(43)
Discontinued operations		—		—		(49)
Ending balance	Ps.	838	Ps.	594	Ps.	554

17.6 Changes in the balance of plan assets

	December 31, 2025		December 31, 2024		December 31, 2023
Total Plan Assets:
Initial balance	Ps.	16,461	Ps.	14,279	Ps.	14,540
Actual return on trust assets		508		497		522
Return on plan assets excluding amounts included in interest income		404		886		—
Foreign exchange loss		633		1,288		(150)
Life annuities		—		(25)		6
Benefits paid		(1,191)		(623)		(731)
Plan amendments		(47)		(65)		(126)
Employees´contributions		106		105		102
Employer´s contributions		133		133		130
Administration cost		(15)		(14)		(14)
Ending balance	Ps.	16,992	Ps.	16,461	Ps.	14,279
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
The following table presents the amount of defined benefit plan expense and OCI impact in absolute terms of a variation of 1% in the assumptions on the net defined benefit liability associated with the Company’s defined benefit plans. The sensitivity of this 1% on the significant actuarial assumptions is based on projected long-term discount rates for Mexico and a yield curve projection of CETES:

+1%:	Consolidated Income Statement						OCI (1)
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		(Gain) or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	627	Ps.	(80)	Ps.	342	Ps.	3,309
Seniority premiums		458		(9)		258		735
Postretirement medical services		24		(4)		28		117
Total	Ps.	1,109	Ps.	(93)	Ps.	628	Ps.	4,161

Expected salary increase
Pension and retirement plans	Ps.	716	Ps.	(97)	Ps.	470	Ps.	3,676
Seniority premiums		496		(10)		286		813
Total	Ps.	1,212	Ps.	(107)	Ps.	756	Ps.	4,489

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	18	Ps.	(6)	Ps.	42	Ps.	145

-1%:	Consolidated Income Statement						OCI (1)
Discount rate used to calculate the defined benefit obligation and the net interest on the net defined benefit liability	Current Service Cost		(Gain) or Loss on Settlement or Curtailment		Effect of Net Interest on the Net Defined Benefit Liability		Remeasurements of the Net Defined Benefit Liability
Pension and retirement plans	Ps.	697	Ps.	(96)	Ps.	478	Ps.	3,787
Seniority premiums		508		(10)		300		868
Postretirement medical services		35		(6)		42		145
Total	Ps.	1,240	Ps.	(112)	Ps.	820	Ps.	4,800

Expected salary increase
Pension and retirement plans	Ps.	622	Ps.	(80)	Ps.	364	Ps.	3,353
Seniority premiums		462		(9)		268		778
Total	Ps.	1,084	Ps.	(89)	Ps.	632	Ps.	4,131

Assumed rate of increase in healthcare costs
Postretirement medical services	Ps.	12	Ps.	(4)	Ps.	29	Ps.	116

(1)Amounts accumulated in other comprehensive income as of the end of the period.
17.8 Employee benefits expense
For the years ended December 31, 2025, 2024 and 2023, employee benefits expenses recognized in the consolidated income statements as cost of goods sold, administrative and selling expenses are as follows:

	2025		2024		2023
Wages and salaries	Ps.	115,005	Ps.	104,357	Ps.	97,751
Social security costs		20,435		17,586		15,941
Employee profit sharing		3,072		2,694		2,419
Post-employment benefits		1,067		1,052		910
Share-based payments (Note 15)		1,100		947		943
	Ps.	140,679	Ps.	126,636	Ps.	117,964

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
The plan is managed by FEMSA’s chief executive officer (“CEO”), with the support of the board of directors, together with the CEO of the respective sub-holding company. FEMSA’s Board of Directors is responsible for approving the plan’s structure, and the annual amount of the bonus. Each year, FEMSA’s CEO in conjunction with the Corporate Practices and Nominations Committee of the board of directors and the CEO of the respective sub-holding company determines the employees eligible to participate in the plan and the bonus formula to determine the number of shares to be received. The shares vest ratably over a three-year period. FEMSA accounts for its share-based payment bonus plan as an equity-settled share-based payment transaction as it will ultimately settle its obligations with its employees by issuing its own shares or those of its subsidiary Coca-Cola FEMSA.
The Company contributes the individual employee’s special bonus (after taxes) in cash to the Administrative Trust (which is controlled and consolidated by FEMSA), who then uses the funds to purchase FEMSA or Coca-Cola FEMSA shares (as instructed by the Administrative Trust’s Technical Committee), which are then allocated to such employee. The Administrative Trust tracks the individual employees’ account balance. FEMSA created the Administrative Trust to conduct the purchase of FEMSA and Coca-Cola FEMSA shares by each of its subsidiaries with eligible executives participating in the stock incentive plan. The Administrative Trust’s objectives are to acquire FEMSA shares or shares of Coca-Cola FEMSA and to manage the shares granted to the individual employees based on instructions set forth by the Technical Committee. Once the shares are acquired following the Technical Committee’s instructions, the Administrative Trust assigns to each participant their respective rights. As the trust is controlled and therefore consolidated by FEMSA, shares purchased in the market and held within the Administrative Trust are presented as treasury stock (as it relates to FEMSA’s shares) or as a reduction of the non-controlling interest (as it relates to Coca-Cola FEMSA’s shares) in the consolidated statement of changes in equity, within the line item “issuance (purchase) of share-based compensation plan”. Should an employee leave prior to their shares vesting, such employee would lose the rights to such shares, which would then remain within the Administrative Trust and be able to be reallocated to other eligible employees as determined by the Company. The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. For the years ended December 31, 2025, 2024 and 2023, the compensation expense recorded in the consolidated income statement amounted to Ps. 1,100, Ps. 947 and Ps. 943, respectively.
All shares held in the Administrative Trust are considered outstanding for diluted earnings per share purposes and dividends on treasury shares are paid out and affect retained earnings.
As of December 31, 2025 and 2024, the changes in the number of shares held by the trust associated with the Company’s share-based payment plans are as follows:

	Number of Shares
	FEMSA UBD		KOF UBL
	2025	2024	2025	2024
Beginning balance	6,208,237	7,283,198	1,874,651	1,904,240
Shares acquired by the administrative trust to employees	3,923,707	2,768,091	838,996	904,246
Shares released from administrative trust to employees upon vesting	(3,940,191)	(3,843,052)	(1,059,870)	(933,835)
Ending balance	6,191,753	6,208,237	1,653,777	1,874,651

The vesting period corresponding to the shares held by the trust as of December 31, 2025 is 2026-2028.

Note 19. Bank Loans and Notes Payable

		As of December 31, (1)
													Carrying		Fair		Carrying
											2031 and		Value at		Value at		Value at
(in millions of Mexican pesos)	2026		2027		2028		2029		2030		Thereafter		December 31, 2025		December 31, 2025		December 31, 2024⁽¹⁾
Short-term debt:
Fixed-rate debt:
Argentine pesos
Bank loans	Ps.	634	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	634	Ps.	634	Ps.	638
Interest rate		36.2%		—%		—%		—%		—%		—%		36.2%		—%		50.1%
Chilean pesos
Bank loans		448		—		—		—		—		—		448		448		460
Interest rate		6.0%		—%		—%		—%		—%		—%		6.0%		—		6.4%
Uruguayan pesos
Bank loans		—		—		—		—		—		—		—		—		46
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		10.8%
Colombian pesos
Bank loans		—		—		—		—		—		—		—		—		345
Interest rate		—%		—%		—%		—%		—%		—%		—%		—		10.4%
Variable-rate debt:
Mexican pesos
Bank loans		3,143		—		—		—		—		—		3,143		3,143		650
Interest rate		7.8%		—%		—%		—%		—%		—%		7.8%		—		13.5%
Colombian pesos
Bank loans		398		—		—		—		—		—		398		398		414
Interest rate		10.5%		—%		—%		—%		—%		—%		10.5%				10.4%
Chilean pesos
Bank loans		1,239		—		—		—		—		—		1,239		1,240		1,222
Interest rate		4.5%		—%		—%		—%		—%		—%		4.5%		—		6.4%
Total short-term debt	Ps.	5,862	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	5,862	Ps.	5,863	Ps.	3,775

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2025		Fair Value at December 31, 2025		Carrying Value at December 31, 2024⁽¹⁾
											2031 and thereafter
(in millions of Mexican pesos)	2026		2027		2028		2029		2030
Long-term debt:
Fixed-rate debt:
Euro
Senior unsecured notes	Ps.	10,539	Ps.	—	Ps.	6,182	Ps.	—	Ps.	—	Ps.	5,035	Ps.	21,756	Ps.	20,626	Ps.	21,748
Interest rate		2.6%		—%		0.5%		—%		—%		1.0%		1.6%		—		1.6%
U.S. dollars
Yankee bond (2)		—		—		—		—		18,576		29,308		47,884		46,069		43,504
Interest rate		—%		—%		—%		—%		2.8%		3.9%		3.4%		—		3.1%
Bank of NY (FEMSA USD 2043)		—		—		—		—		—		7,586		7,586		6,736		8,563
Interest rate (1)		—%		—%		—%		—%		—%		4.4%		4.4%		—		4.4%
Bank of NY (FEMSA USD 2050)		—		—		—		—		—		24,146		24,146		17,778		27,249
Interest rate (1)		—%		—%		—%		—%		—%		3.5%		3.5%		—		3.5%
Bank loans		—		2,066		—		—		—		—		2,066		2,066		2,469
Interest rate		—%		5.1%		—%		—%		—%		—%		5.1%		—		5.2%
Mexican pesos
(CEBUR MXN L22-2L)		—		—		—		—		—		8,436		8,436		8,762		8,435
Interest rate (1)		—%		—%		—%		—%		—%		9.7%		9.7%		—		9.7%
Domestic senior notes		—		8,497		9,959		5,494		—		—		23,950		23,952		23,949
Interest rate		—%		7.9%		7.4%		10.0%		—%		—%		5.3%		—		8.1%
Bank loans		116		87		19		—		—		—		222		223		458
Interest rate		11.6%		12.1%		12.3%		—%		—%		—%		11.9%		—		11.6%
Colombian pesos
Bank loans		359		—		—		—		—		—		359		359		—
Interest rate		9.9%		—%		—%		—%		—%		—%		9.9%		—		—%
Subtotal	Ps.	11,014	Ps.	10,650	Ps.	16,160	Ps.	5,494	Ps.	18,576	Ps.	74,511	Ps.	136,405	Ps.	126,571	Ps.	136,375

(1)All interest rates shown in this table are weighted average contractual annual rates.

		As of December 31, (1)

													Carrying Value at December 31, 2025		Fair Value at December 31, 2025		Carrying Value at December 31, 2024⁽¹⁾
											2031 and
(in millions of Mexican pesos)	2026		2027		2028		2029		2030		thereafter
Variable-rate debt:
Mexican pesos
(CEBUR MXN L22)		—		827		—		—		—		—		827		831		826
Interest rate (1)		—%		11.6%		—%		—%		—%		—%		11.6%		—		11.6%
Domestic senior notes		2,934		—		—		—		—		—		2,934		2,934		4,654
Interest rate (1)		7.6%		—%		—%		—%		—%		—%		7.6%		—		10.5%
Bank Loans		245		275		300		162		37		—		1,019		1,017		2,565
Interest rate (1)		6.4%		9.5%		12.3%		9.4%		9.3%		—%		9.5%		—		13.3%
Brazilian reais
Bank loans		3		—		—		—		—		—		3		3		9
Interest rate		8.8%		—%		—%		—%		—%		—%		8.8%		—		9.1%
Colombian pesos
Bank loans		616		—		—		—		—		—		616		617		—
Interest rate		10.5%		—%		—%		—%		—%		—%		10.5		—		—
Subtotal	Ps.	3,798	Ps.	1,102	Ps.	300	Ps.	162	Ps.	37	Ps.	—	Ps.	5,399	Ps.	5,402	Ps.	8,054
Total long-term debt	Ps.	14,812	Ps.	11,752	Ps.	16,460	Ps.	5,656	Ps.	18,613	Ps.	74,511	Ps.	141,804	Ps.	131,973	Ps.	144,429
Current portion of long-term debt														(14,812)				(2,947)
Total debt (3)													Ps.	147,666			Ps.	148,204

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Interest rate derivatives that have been designated as fair value hedge relationships have been used by Coca-Cola FEMSA to mitigate the volatility in the fair value of existing financing instruments due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Market value (gain) loss on financial instruments” in the period in which they occur. During December 31, 2025, the Company applied hedging to a portion of the Senior Notes of US$705, which are linked to an interest rate swap. Starting in 2022, the hedging gain or loss adjust the carrying amount of the hedged item and is recognized in the consolidated income statement under “Market value (gain) loss in financial instruments”. During the year ended December 31, 2025, the Company recognized a loss of Ps. 544 in the consolidated income statement under “Market value (gain) loss in financial instruments”, which offsets the loss on interest rate derivatives used to hedge debt denominated in USD, that resulted from increases in interest rates.

(3)For the years ended December 31, 2025, 2024 and 2023, the amortization cost were Ps. 326, Ps. 1,122, and 1,121, respectively.

											2031	Total		Total
Hedging Derivative Financial Instruments (1)	2026		2027		2028		2029		2030		Thereafter	2025		2024
	(notional amounts in millions of Mexican pesos)														`
Cross-currency swaps:
U.S. dollars to Mexican pesos
Fixed to a variable	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—	—	Ps.	—	Ps.	14,330
Interest pay rate		—		—		—		—		—	—		—		8.9%
Interest receive rate		—		—		—		—		—	—		—		3.9%
Fixed to fixed		—		—		—		—		—	—		—		10,000
Interest pay rate		—		—		—		—		—	—		—		8.9%
Interest receive rate		—		—		—		—		—	—		—		3.5%
Fixed to fixed (2)		—		—		—		—		5,875	31,086		36,961		—
Interest pay rate		—		—		—		—		7.6%	8.8%		8.6%		9.4%
Interest receive rate		—		—		—		—		2.8%	4.1%		3.9%		4.4%
U.S. dollars to Euro
Fixed to fixed		—		—		6,765		—		—	5,551		12,316		12,415
Interest pay rate		—		—		1.7%		—		—	2.1%		1.9%		1.9%
Interest receive rate		—		—		0.5%		—		—	1.0%		0.7%		0.7%
U.S. dollars to Brazilian reais
Fixed to variable		4,492		1,797		—		—		—	—		6,289		7,094
Interest pay rate		15.7%		11.3%		—		—		—	—		14.4%		12.1%
Interest receive rate		2.1%		2.8%		—		—		—	—		2.3%		2.3%
Fixed to fixed		—		—		—		—		8,624	—		8,624		9,729
Interest pay rate		—		—		—		—		8.0%	—		8.0%		8.0%
Interest receive rate		—		—		—		—		2.8%	—		2.8%		2.8%
Colombian pesos
Fixed to fixed		1,049		—		—		—		—	—		1,049		1,184
Interest pay rate		6.3%		—		—		—		—	—		6.3%		6.3%
Interest receive rate		2.8%		—		—		—		—	—		2.8%		2.8%
Interest rate swaps:
Fixed to variable rate:		—		—		—		—		—	8,983		8,983		10,134
Interest pay rate		—		—		—		—		—	4.5%		4.5%		4.8%
Interest receive rate		—		—		—		—		—	1.9%		1.9%		1.9%
Variable to a fixed rate:		—		—		2,278		—		—	—		2,278		2,331
Interest pay rate		—		—		6.1%		—		—	—		6.1%		3.6%
Interest receive rate		—		—		6.0%		—		—	—		6.0%		1.9%
Total		5,541		1,797		9,043		—		14,499	45,620		76,500		67,218

(1)All interest rates shown in this table are weighted average contractual annual rates.

(2)Cross Currency swaps which covers U.S. dollars to Mexican pesos with a notional of Ps. 5,398, that have a starting date in December 31, 2023; receiving a fixed rate of 4.4% and pay a fixed rate of 9.4%.

For the years ended December 31, 2025, 2024 and 2023, the interest expense is comprised as follows:

	2025		2024		2023
Interest on debts and borrowings	Ps.	8,712	Ps.	8,817	Ps.	8,555
Interest expense charges for employee benefits (Note 17.4)		735		587		590
Derivative instruments		3,494		3,188		(1,891)
Finance operating charges		92		175		821
Interest expense for leases liabilities (Note 12)		8,270		7,235		6,841
	Ps.	21,303	Ps.	20,002	Ps.	14,916

For the years ended December 31, 2025, 2024 and 2023, the interest income is comprised as follows:

	2025		2024		2023
Tender Offer	Ps.	—	Ps.	782	Ps.	6,961
Interest on investments		7,347		10,764		9,566
Finance operating products		264		305		514
Others		51		59		568
	Ps.	7,662	Ps.	11,910	Ps.	17,609

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

The Company had designated a portion of these non-derivative financial liabilities as a hedge on the net investment. During 2023, the Company divested its investments in Jetro Restaurant Depot and Envoy; as a result of these transactions, the net investment hedge was discontinued, recycling the effects of Envoy’s hedge in the consolidated income statements, which amount to a gain of Ps. 3,910; while in the case of Jetro Restaurant Depot hedge, it remained in other comprehensive income, as this investment was classified as FVOCI, which amount to a gain of Ps. 1,188.

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

In November 2022, the Company issued Ps. 8,446 and Ps. 827 in debt certificates at a fixed rate of 9.65%, maturing in 2032 and a floating rate of TIIE28 + 0.10%, maturing in 2027, respectively. The bond’s interest rate depends on the Company achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, (2027 and 2032), the interest rate on the will increase by 25 basis points. As of December 31, 2025 the Company continues monitoring and expects to meet these key performance indicators. In accordance with the terms of the Bonds, they are linked to FEMSA's Sustainability-Linked Bond Framework, the which was adopted and published by the Company in relation to the issuance of the Sustainability-Linked Bond denominated in Euros issued in 2021 in the international capital market, for €700 in senior notes maturing in 2028, and €500 in senior notes maturing in 2033.
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

Coca-Cola FEMSA has the following bonds:

a)registered with the Mexican stock exchange:
i)   Ps. 8,500 (nominal value) with a maturity in 2027 and a fixed interest rate of 7.87%; (ii) Ps. 3,000 (nominal amount) with a maturity date in 2028 and fixed interest rate of 7.35%, (iii) Ps. 6,965 (nominal amount) on a Sustainability-Linked Bond ("SLB") with a maturity date in 2028 and fixed rate of 7.36%, and (iv) Ps. 2,435 (nominal amount) on an SLB with a maturity date in 2026 and floating rate of TIIE + 0.05%, (v) Ps. 5,500 (nominal amount) with a maturity date in 2029 and a fixed rate of 9.95%, and (vi) Ps. $500 (nominal amount) with a maturity date in 2026 and a floating rate of TIIE + 0.05%.

b)registered with the New York Stock Exchange:
i)    Senior notes of U.S. $1,041 with a fixed interest rate of 2.75% and maturity on January 22, 2030; (ii) Senior notes of US. $705 with interest at a fixed rate of 1.85% and maturity date on September 1, 2032; (iii) Senior notes of US. $489 with interest at a fixed rate of 5.25% and maturity date on November 26, 2043 and (iv) Senior notes of US. $500 with interest at a fixed rate of 5.10% and maturity date on May 6, 2035.

The Senior Notes are guaranteed by Coca-Cola FEMSA subsidiaries: Propimex, S. de R.L. de C.V., Comercializadora La Pureza de Bebidas, S. de R.L. de C.V., Controladora Interamericana de Bebidas, S. de R.L. de C.V., Grupo Embotellador Cimsa, S. de R.L. de C.V., Refrescos Victoria del Centro, S. de R.L. de C.V., and Yoli de Acapulco, S. de R.L. de C.V. (the “Guarantors”).
During the third quarter of 2021, Coca-Cola FEMSA issued the first SLB in the Mexican market for a total of Ps. 9,400 in the modality of communicating vessels with maturities in 2025 and 2026 and with those resources prepaid bilateral loans denominated in Mexican pesos of: (i) Ps. 3,760 with a maturity date of February 2025 and (ii) Ps. 5,640 with an expiration date of August 2026. The bond’s interest rate depends on us achieving key performance indicators, and in the event that such indicators are not met by the dates established in the offering documents, (2024 and 2026), the interest rate on the bonds will increase by 25 basis points. As of December 31, 2024 Coca-Cola FEMSA based on our external consulting firm review and the evidence presented by the Company, the indicator was complied and was reliably obtained, is fairly presented, has no significant deviations or omissions, and was prepared based on the requirements set forth in the supplement to the notes.

During the fourth quarter of 2022, Coca-Cola FEMSA repurchased a portion of the following notes registered with the SEC (i) Senior notes of US. $209 with maturity date on January 2030, and (ii) Senior notes of US. $111 with maturity date on November 2043, representing a net savings of Ps. 408 (nominal amounts). The amounts shown on the first paragraph already consider these repurchases.

During the second quarter of 2023, Coca-Cola FEMSA paid on the maturity date May 12, 2023 a Certificado Bursátil for (i) Ps. 7,500 (nominal value) and a fixed interest rate of 5.46%.

During the second quarter of 2025, Coca-Cola FEMSA paid on the maturity date August 15, 2025 a Certificado Bursátil for (i) Ps. 1,727 (nominal value) and a floating rate of TIIE + 0.08%.

Additionally, during 2025 and 2024, Coca-Cola FEMSA obtained bank loans in Argentina for Ps. 724 and Ps. 657 respectively. Additionally, during 2025 and 2024, Coca-Cola FEMSA obtained bank loans in Colombia for Ps. 1,421 and 789 respectively.

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
19.1 Reconciliation of liabilities arising from financing activities

	Carrying												Carrying
	Value at												Value at
	January 1, 2025		Cash Flows		Non-cash effects								December 31, 2025
									Foreign
					Acquisitions		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	13,088	Ps.	1,383	Ps.	—	Ps.	—	Ps.	(336)	Ps.	(3,989)	Ps.	10,146
Notes payable		135,116		8,133		—		—		(10,248)		4,519		137,520
Total liabilities from financing activities		148,204		9,516		—		—		(10,584)		530		147,666
Lease liabilities		108,095		(24,061)		—		15,333		198		10,326		109,891
Total financing activities	Ps.	256,299	Ps.	(14,545)	Ps.	—	Ps.	15,333	Ps.	(10,386)	Ps.	10,856	Ps.	257,557

(1) Includes mainly remeasurements of leases, and amortized costs.

	Carrying
	Value at												Carrying
	January 1,												Value at
	2024		Cash Flows		Non-cash effects								December 31, 2024
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	10,518	Ps.	2,105	Ps.	—	Ps.	—	Ps.	504	Ps.	(39)	Ps.	13,088
Notes payable		126,306		(7,262)		1,510		—		16,926		(2,364)		135,116
Total liabilities from financing activities		136,824		(5,157)		1,510		—		17,430		(2,403)		148,204
Lease liabilities		96,073		(19,675)		474		17,520		3,995		9,708		108,095
Total financing activities	Ps.	232,897	Ps.	(24,832)	Ps.	1,984	Ps.	17,520	Ps.	21,425	Ps.	7,305	Ps.	256,299

(1)Includes mainly remeasurements of leases, and amortization of transaction costs.

	Carrying
	Value at												Carrying
	January												Value at
	1, 2023		Cash Flows		Non-cash effects								December 31, 2023
									Foreign
					Acquisition		New leases		Exchange		Others (1)
									Income
									(Loss)
Bank loans	Ps.	12,893	Ps.	(1,526)	Ps.	3	Ps.	—	Ps.	(852)	Ps.	—	Ps.	10,518
Notes payable		178,848		(30,657)		—		—		(15,364)		(6,521)		126,306
Total liabilities from financing activities		191,741		(32,183)		3		—		(16,216)		(6,521)		136,824
Lease liabilities		93,317		(16,171)		48		20,698		(1,891)		72		96,073
Total liabilities from financing activities		285,058		(48,354)		51		20,698		(18,107)		(6,449)		232,897

(1)Includes mainly remeasurements of leases, and amortization of transaction costs.

Note 20. Other Income and Expenses

	2025		2024		2023
Gain on sale of other assets	Ps.	10	Ps.	10	Ps.	473
Gain on sale of long-lived assets		373		150		400
Insurance recovery		1,778		1,415		279
Foreign exchange gain related to operating activities		687		166		815
Other investment in shares (4)		147		—		3,311
Recoveries of prior years taxes (1)		13		316		483
Investment in equity instruments (5)		—		—		6,785
Tax credit recovery		—		1,154		—
Other investments		—		214		415
Others		309		163		141
Other income	Ps.	3,317	Ps.	3,588	Ps.	13,102

Recoveries of prior years	Ps.	—	Ps.	—	Ps.	958
Impairment of long-lived assets (2)		—		2,801		1,248
Disposal of long-lived assets (3)		1,108		939		466
Provisions for contingencies, net		725		170		1,110
Severance payments		1,616		2,007		998
Donations		841		865		711
Legal fees and other expenses from past acquisitions		47		41		—
Foreign exchange loss related to operating activities		624		—		—
Items without tax requirements		—		—		139
Interest and penalties of previous years taxes		607		763		385
Tax credit recovery payment to former shareholders		—		998		—
Other		565		856		237
Other expenses	Ps.	6,133	Ps.	9,440	Ps.	6,252

(1)Following a favorable decision from Brazilian tax authorities received during 2020, Coca-Cola FEMSA has been entitled to reclaim indirect tax payments made in prior years in Brazil, resulting in the recognition of a tax credit and a positive effect on the "other income" captions of the consolidated income statements. See Note 25.1.1.
(2)Includes impairment losses in Proximity Americas and Health Division for an amount of Ps. 734 and Ps. 1,975, respectively, related to the Company's operation in Chile and Mexico, due to market conditions in 2024. Also includes impairment losses in Health Division related with the Company's operation in Ecuador for an amount of Ps. 596 in 2023; due to market conditions; as well as an impairment loss in Mexico for an amount of Ps. 480 in 2023 related with a challenging competitive environment. Additionally, the Company recognized impairment losses in Coca-Cola FEMSA for its investment in Alimentos de Soja S.A.U. for an amount of Ps. 143 in 2023.
(3)Charges related to fixed assets retirement from ordinary operations and other long-lived assets.
(4)Related to the sale of the remaining Heineken shares in 2025 and dividends received from Heineken in 2023.
(5)In 2023, the Company sold its investment in Jetro Restaurant Depot.

Note 21. Financial Instruments

Fair Value of Financial Instruments
The Company’s financial assets and liabilities that are measured at fair value are based on level 1 applying quoted market prices and level 2 applying the income approach method, which estimates the fair value based on expected cash flows discounted to the present net value. The following table summarizes the Company’s financial assets and liabilities measured at fair value, as of December 31, 2025, and December 31, 2024:

	December 31, 2025		December 31, 2024
	Level 1	Level 2	Level 1	Level 2
Financial instruments (current asset)	157	222	40	1,328
Financial instruments (non-current asset)	17,444	5,865	16,461	16,907
Financial instruments (current liability)	476	891	320	8
Financial instruments (non-current liability)	—	6,651	—	4,625

21.1 Total debt
The fair value of bank loans and notes payable is calculated based on the discounted value of contractual cash flows whereby the discount rate is estimated using rates currently offered for the debt of similar amounts and maturities, which is considered to be level 2 in the fair value hierarchy. The fair value of the Company’s publicly traded debt is based on quoted market prices as of December 31, 2025 and December 31, 2024, which is considered to be level 1 in the fair value hierarchy.

	December 31, 2025		December 31, 2024
Carrying value	Ps.	147,666	Ps.	148,204
Fair value		137,836		132,174

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
As of December 31, 2025, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2025		December 31, 2025
2027	Ps.	2,278	Ps.	(29)	Ps.	—
2032		8,983		(1,200)		—

As of December 31, 2024, the Company has the following outstanding interest rate swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2025	Ps.	2,339	Ps.	—	Ps.	1
2032		10,134		(1,784)		—

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
As of December 31, 2025, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2025		December 31, 2025
2026	Ps.	10,533	Ps.	(653)	Ps.	34

As of December 31, 2024, the Company had the following outstanding forward agreements to purchase foreign currency:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2025	Ps.	8,052	Ps.	(138)	Ps.	560

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
As of December 31, 2025, the Company had the following outstanding cross–currency swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2025		December 31, 2025
2026	Ps.	7,217	Ps.	(218)	Ps.	53
2027		11,913		(1,111)		130
2028		8,705		(149)		387
2029		1,327		(12)		370
2030		19,526		(550)		1,505
2032		3,683		(30)		30
2033		4,722		—		296
2035		11,797		(3,507)		—
2043		5,398		—		2,029
2050		3,471		—		1,118

As of December 31, 2024, the Company had the following outstanding cross–currency swap agreements:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2025	Ps.	4,483	Ps.	—	Ps.	679
2026		7,243		(1)		547
2027		19,300		(137)		836
2028		6,819		(211)		—
2029		2,182		—		615
2030		26,086		(68)		3,166
2033		263		(31)		—
2035		10,000		(2,248)		—
2043		12,492		—		3,588
2050		3,471		—		1,714

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
As of December 31, 2025, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2025		December 31, 2025
2026	Ps.	2,085	Ps.	(404)	Ps.	—
2027		1,672		(63)		—

As of December 31, 2024, Coca-Cola FEMSA had the following sugar price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2025	Ps.	3,108	Ps.	(183)	Ps.	6
2026		2,214		(118)		—
2027		440		(27)		—

As of December 31, 2025, Coca-Cola FEMSA had the following aluminum price contracts:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2025	December 31, 2025
2026	Ps.	1,619	Ps. (9)	Ps.	156

As of December 31, 2024, Coca-Cola FEMSA had the following aluminum price contracts:

	Notional		Fair Value Liability	Fair Value Asset
Maturity Date	Amount		December 31, 2024	December 31, 2024
2025	Ps.	828	Ps. (2)	Ps.	33

As of December 31, 2025, the Company had no outstanding diesel price contracts.
As of December 31, 2024, the Company had the following diesel price contracts:

	Notional		Fair Value Liability		Fair Value Asset
Maturity Date	Amount		December 31, 2024		December 31, 2025
2025	Ps.	22	Ps.	—	Ps.	—

As of December 31, 2025, the Company had no outstanding PX + MEG price contracts.
As of December 31, 2024, the Company had the following PX + MEG price contracts:

	Notional	Fair Value Liability	Fair Value Asset
Maturity Date	Amount	December 31, 2024	December 31, 2025
2025	72	(5)	—

21.6 Exchangeable Bond (Embedded derivative)
As described in Note 19, in February 2023, the Company issued an exchangeable bond for EUR 500 million linked with the remaining Heineken economic interest, which is recognized as a liability component and embedded derivative (option). The bond (liability) is measured at amortized cost, while the written option is measured at fair value with through profit and losses. At the settlement date, depending on the decision of the bondholders, the exchangeable bond and the embedded derivative will be canceled against cash or Heineken Holding N.V. shares. As of December 31, 2025, the fair value of the option amounted to Ps. 0.
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

As of December 31, 2025, the Company had the following outstanding option agreements to purchase foreign currency:

	Notional		Liability		Asset
Maturity Date	Amount		December 31, 2025		December 31, 2025
2026	Ps.	1,377	Ps.	(83)	Ps.	136

As of December 31, 2024, the Company had the following outstanding option agreements to purchase foreign currency:

	Notional		Liability		Asset
Maturity Date	Amount		December 31, 2024		December 31, 2024
2025	Ps.	3,701	Ps.	(24)	Ps.	248

21.8 Net effects of expired contracts that met hedging criteria

	Impact in Consolidated
	Income Statement	December 31, 2025		December 31, 2024		December 31, 2023
Cross-currency swaps (1)	Interest expense	Ps.	—	Ps.	—	Ps.	(392)
Cross-currency swaps (1)	Foreign exchange		—		—		(747)
Swap Locks	Interest expense		14		—		—
Forward agreements to purchase foreign currency	Foreign exchange		2		(3)		180
Commodity price contracts	Cost of goods sold		231		(15)		430
Options to purchase foreign currency	Cost of goods sold		305		39		—
Forward agreements to purchase foreign currency	Cost of goods sold		406		136		(1,834)

(1)This amount corresponds to the settlement of cross-currency swaps portfolio in Brazil presented as part of the other financial activities.

21.9 Net effect of changes in fair value of derivative financial instruments that did not meet the hedging criteria for accounting purposes.

	Impact in Consolidated
Type of Derivatives	Income Statement	December 31, 2025		December 31, 2024		December 31, 2023
Cross currency swaps and interest rate swaps	Market value gain (loss) on financial instruments	Ps.	185	Ps.	938	Ps.	141
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

	Change in
Foreign Currency Risk	Exchange Rate	Effect on Equity
2025
FEMSA (1)	+9% MXN/USD	Ps.	—
	‑9% MXN/USD		—
	+5% CHF/EUR		85
	‑5% CHF/EUR		(85)
Coca-Cola FEMSA	+9% MXN/USD		565
	‑9% MXN/USD		(565)
	+10% BRL/USD		194
	‑10% BRL/USD		(194)
	+11% COP/USD		91
	‑11% COP/USD		(91)
	+25% ARS/USD		40
	‑25% ARS/USD		(40)
	+6% UYU/USD		25
	‑6% UYU/USD		(25)
	+3% CRC/USD		10
	-3% CRC/USD		(10)

	Change in
Foreign Currency Risk	Exchange Rate	Effect on Equity

2024
FEMSA (1)	+13% MXN/USD	Ps.	15
	‑13% MXN/USD		(15)
	+5% CHF/EUR		125
	‑5% CHF/EUR		(125)
	+7% CHF/USD		7
	‑7% CHF/USD		(7)
Coca-Cola FEMSA	+13% MXN/USD		183
	‑13% MXN/USD		(183)
	+13% BRL/USD		50
	‑13% BRL/USD		(50)
	+11% COP/USD		34
	‑11% COP/USD		(34)
	+2% ARS/USD		11
	‑2% ARS/USD		(11)
	+5% UYU/USD		13
	‑5% UYU/USD		(13)
	+5% CRC/USD		14
	-5% CRC/USD		(14)

2023
FEMSA (1)	+11% MXN/USD	Ps.	9
	‑11% MXN/USD		(9)
	+7% CHF/EUR		78
	‑7% CHF/EUR		(78)
	+7% EUR/USD		(6)
	‑7% EUR/USD		6
Coca-Cola FEMSA	+11% MXN/USD		465
	‑11% MXN/USD		(465)
	+12% BRL/USD		521
	‑12% BRL/USD		(521)
	+16% COP/USD		225
	‑16% COP/USD		(225)
	+120% ARS/USD		685
	‑120% ARS/USD		(685)
	+5% UYU/USD		20
	‑5% UYU/USD		(20)
	+7% CRC/USD		15
	-7% CRC/USD		(15)

(1)Does not include Coca-Cola FEMSA.

	Change in
Cross Currency Swaps (1)	Exchange Rate	Effect on Equity		Effect on Profit or Loss
2025
FEMSA (2)	+9% MXN/USD	Ps.	—	Ps.	1,443
	‑9% MXN/USD		—		(1,443)

	+10% BRL/USD		—		227
	‑10% BRL/USD		—		(227)
	+5% PEN/USD		—		22
	‑5% PEN/USD		—		(22)
	+11% COP/USD		—		506
	‑11% COP/USD		—		(506)
	+11% CLP/USD		—		602
	‑11% CLP/USD		—		(602)
	+8% EUR/USD		—		848
	‑8% EUR/USD		—		(848)
Coca-Cola FEMSA	+9% MXN/USD		1,758		—
	‑9% MXN/USD		(1,758)		—
	+10% BRL/USD		1,209		—
	‑10% BRL/USD		(1,209)		—

2024
FEMSA (2)	+13% MXN/USD	Ps.	—	Ps.	2,424
	‑13% MXN/USD		—		(2,424)
	+13% BRL/USD		—		163
	‑13% BRL/USD		—		(163)
	+6% PEN/USD		—		16
	‑6% PEN/USD		—		(16)
	+11% COP/USD		—		434
	‑11% COP/USD		—		(434)
	+12% CLP/USD		—		709
	‑12% CLP/USD		—		(709)
Coca-Cola FEMSA	+13% MXN/USD		1,863		—
	‑13% MXN/USD		(1,863)		—
	+13% BRL/USD		2,187		—
	‑13% BRL/USD		(2,187)		—

2023
FEMSA (2)	+14% CLP/USD	Ps.	—	Ps.	678
	‑14% CLP/USD		—		(678)
	+11% MXN/USD		—		1,796
	‑11% MXN/USD		—		(1,796)
	+16% COP/USD		—		425
	‑16% COP/USD		—		(425)
	+12% BRL/USD		—		34
	‑12% BRL/USD		—		(34)
	+8% EUR/USD		—		742
	‑8% EUR/USD		—		(742)
Coca-Cola FEMSA	+11% MXN/USD		1,314		—
	‑11% MXN/USD		(1,314)		—
	+12% BRL/USD		1,683		—
	‑12% BRL/USD		(1,683)		—

(1)Includes the sensitivity analysis effects of all derivative financial instruments related to foreign exchange risk.
(2)Does not include Coca-Cola FEMSA.

	Change in
Net Cash in Foreign Currency (2)	Exchange Rate	Effect on Profit or Loss
2025
FEMSA (1)	+13% EUR/ +13 % USD	Ps.	4,880
	‑13% EUR/ -13 % USD		(4,880)
Coca-Cola FEMSA	+13% USD		—
	‑13% USD		—

2024
FEMSA (1)	+13% EUR/ +13 % USD	Ps.	14,855
	‑13% EUR/ -13 % USD		(14,855)
Coca-Cola FEMSA	+13% USD		1,397
	‑13% USD		(1,397)

2023
FEMSA (1)	+11% EUR/ +11 % USD	Ps.	14,617
	‑11% EUR/ -11 % USD		(14,617)
Coca-Cola FEMSA	+11% USD		1,797
	‑11% USD		(1,797)

(1)Does not include Coca-Cola FEMSA.
(2)Differential for the variation in total cash at the exchange rate as of December 31, 2024 and exchange rate sensitivity.

	Change in
Commodity Price Contracts	U.S.$ Rate	Effect on Equity
2025
Coca-Cola FEMSA	Sugar -25%	Ps.	(809)
	Aluminum -16%	Ps.	(248)

2024
Coca-Cola FEMSA	Sugar -29%	Ps.	(1,578)
	Aluminum -22%	Ps.	(189)

2023
Coca-Cola FEMSA	Sugar -29%	Ps.	(765)
	Aluminum -22%	Ps.	(2,812)

	Change in
Options to purchase foreign currency (MXN to USD)	U.S.$ Rate	Effect on Equity
2025
Coca-Cola FEMSA	(9)%	Ps.	(168)
2024
Coca-Cola FEMSA	(13)%	Ps.	(136)
2023
Coca-Cola FEMSA	0%	Ps.	—

	Change in
Options to purchase foreign currency (BRL to USD)	U.S.$ Rate	Effect on Equity
2025
Coca-Cola FEMSA	0%	Ps.	—
2024
Coca-Cola FEMSA	(13)%	Ps.	(119)
2023
Coca-Cola FEMSA	—%	Ps.	—

	Change in
Options to purchase foreign currency (COP to USD)	U.S.$ Rate	Effect on Equity
2024
Coca-Cola FEMSA	(11)%	Ps.	(7)
2023
Coca-Cola FEMSA	(11)%	Ps.	(54)
2022
Coca-Cola FEMSA	—%	Ps.	—

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
The following disclosures provide a sensitivity analysis of the interest rate risks management considered to be reasonably possible at the end of the reporting period, which the Company is exposed to as it relates to its fixed and floating rate borrowings, which it considers in its existing hedging strategy:

	Change in
Interest Rate Swap (1)	Bps.	Effect on Equity
2025
FEMSA (2)	(100 Bps.)	Ps.	(46)

2024
FEMSA (2)	(100 Bps.)	Ps.	(148)

2023
FEMSA (2)	(100 Bps.)	Ps.	(9)

(1)The sensitivity analysis effects include all subsidiaries of the Company.
(2)Does not include Coca-Cola FEMSA.

Interest Effect of Unhedged Portion Bank Loans	2025		2024		2023
Change in interest rate		+100 Bps.		+100 Bps.		+100 Bps.
Effect on profit loss	Ps.	(243)	Ps.	(258)	Ps.	(250)

21.10.3 Liquidity risk
Each of the Company’s sub-holding companies generally finances its operational and capital requirements on an independent basis. As of December 31, 2025 and December 31, 2024, 55% and 55%, respectively of the Company’s outstanding consolidated total indebtedness was at the level of its sub-holding companies. This structure is attributable, in part, to the inclusion of third parties in the capital structure of Coca-Cola FEMSA. Currently, the Company’s management expects to continue financing its operations and capital requirements (e.g., acquisitions, investments or capital expenditures) when it is considering domestic funding at the level of its sub-holding companies, otherwise; it is generally more convenient that its foreign operations would be financed directly through the Company because of more favorable terms of its financing market conditions. Nonetheless, sub-holdings companies may decide to incur indebtedness in the future to finance their operations and capital requirements of the Company’s subsidiaries or significant acquisitions, investments or capital expenditures. As a holding company, the Company depends on dividends and other distributions from its subsidiaries to service the Company’s indebtedness.
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
The Company presents the maturity dates associated with its long-term financial liabilities as of December 31, 2025, see Note 19. The Company generally makes payments associated with its long-term financial liabilities with cash generated from its operations.
The following table reflects all contractually fixed pay-offs for settlement, repayments and interest resulting from recognized financial liabilities. It includes expected net cash outflows from derivative financial liabilities that are in place as of December 31, 2025. Such expected net cash outflows are determined based on each particular settlement date of an instrument. The amounts disclosed are undiscounted net cash outflows for the respective upcoming fiscal years, based on the earliest date on which the Company could be required to pay. Cash outflows for financial liabilities (including interest and excluding lease liabilities) without fixed amount or timing are based on economic conditions (like interest rates and foreign exchange rates) existing on December 31, 2025.

	2026		2027		2028		2029		2030		2031 and thereafter		Total
Non-derivative financial liabilities:
Notes and bonds	Ps.	13,473	Ps.	9,324	Ps.	16,141	Ps.	5,494	Ps.	18,576	Ps.	74,511	Ps.	137,519
Loans from Banks		7,201		2,428		319		162		37		—		10,147
Derivative financial liabilities		(988)		(1,073)		238		358		955		(1,264)		(1,774)

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
The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in cash. The Company’s maximum exposure to credit risk for the components of the consolidated statement of financial position at December 31, 2025 and December 31, 2024 is the carrying amounts, see Note 7.
The Company manages the credit risk related to its derivative portfolio by only entering into transactions with reputable and credit-worthy counterparties as well as by maintaining in some cases a Credit Support Annex (“CSA”) that establishes margin requirements, which could change upon changes to the credit ratings given to the Company by independent rating agencies. As of December 31, 2025, the Company concluded that the maximum exposure to credit risk related to derivative financial instruments is not significant given the high credit rating of its counterparties.
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

A substantial portion of the Company’s trade payables are included in the Company’s supplier finance arrangement and are, thus, with a single counterparty rather than individual suppliers. This results in the Company being required to settle a significant amount with a single counterparty, rather than less significant amounts with several counterparties. However, the Company’s payment terms for trade payables covered by the arrangement are identical to the payment terms for other trade payables, payment terms are normally settled by the Company from 30 to 60 day terms. Management does not consider the supplier finance arrangement to result in excessive concentrations of liquidity risk, and the arrangement has been established to ease the administrative burden of managing invoices from a significant number of suppliers, rather than obtain financing.

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

	2025		2024
Carrying amount of trade payables that are part of a supplier finance arrangement	Ps.	17,185	Ps.	10,590
Of which suppliers have received payment		8,668		22,001

2023
Ps.	2,416
823

There were no significant non-cash changes in the carrying amounts of the financial liabilities disclosed above.

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
As of December 31, 2025, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates are as follows:

	Maturity
	1‑6 months	6‑12 months	More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	3,600	2,714	—
Average exchange rate MXN/USD	19.28	19.06	—
Net exposure	1,446	617	—
Average exchange rate BRL/USD	6.00	6.07	—
Net exposure	548	322	—
Average exchange rate COP/USD	4,214.17	4,107.59	—
Net exposure	211	16	—
Average exchange rate ARS/USD	1,543.36	1,735.00	—
Net exposure	296	119	—
Average exchange rate URY/USD	43.95	41.14	—
Net exposure	169	119	—
Average exchange rate CRC/USD	529.18	520.47	—
Foreign exchange currency swap contracts
Net exposure	—	—	36,961
Average exchange rate MXN/USD	—	—	19.25
Net exposure	3,144	1,348	12,543
Average exchange rate BRL/USD	5.39	5.30	5.06
Net exposure	1,632	904	3,078
Average exchange rate COP/USD	3,750.49	3,971.39	3,970.99
Net exposure	—	—	5,495
Average exchange rate CLP/USD	—	—	862.04
Net exposure	—	—	583
Average exchange rate EUR/USD	—	—	1.09
Net exposure	—	189	—
Average exchange rate PEN/USD	—	3.71	—
Foreign exchange currency options contracts
Notional amount (in millions of pesos)	879	498
Average exchange rate MXN/USD	20.17	18.61
Interest rate risk
Interest rate swaps
Net exposure	—	—	8,983
Interest rate average BRL	—	—	0.16%
Net exposure	—	—	2
Interest rate average CLP	—	—	6.10%
Commodities risk
Aluminum	1,489	130	—
Average price (USD/Ton)	2,672.02	2,692.41	—
Sugar	1,332	752	787
Average price (USD cent/Lb)	17.64	17.49	17.94

As of December 31, 2024, the Company’s financial instruments used to hedge its exposure to foreign exchange rates and interest rates are as follows:

	Maturity
	1‑6 months		6‑12 months		More than 12
Foreign exchange currency risk
Foreign exchange currency forward contracts
Net exposure	Ps.	1,455	Ps.	126	Ps.	—
Average exchange rate MXN/USD		18.74		20.71		—
Net exposure		951		45		—
Average exchange rate BRL/USD		5.50		6.07		—
Net exposure		275		22		—
Average exchange rate COP/USD		4,134		4,164		—
Net exposure		517		60		—
Average exchange rate ARS/USD		1,198		1,286		—
Net exposure		169		113		—
Average exchange rate URY/USD		41.59		44.13		—
Net exposure		240		152		—
Average exchange rate CRC/USD		531.13		540.05		—
Foreign exchange currency swap contracts
Net exposure		—		—		35,064
Average exchange rate MXN/USD		—		—		20.51
Net exposure		—		—		17,903
Average exchange rate BRL/USD		—		—		5.09
Net exposure		561		593		2,761
Average exchange rate COP/USD		3,817.00		3,420.15		4,271.98
Net exposure		—		—		325
Average exchange rate CLP/USD		—		—		816.00
Net exposure		—		—		583
Average exchange rate EUR/USD		—		—		1.09
Net exposure		—		—		67
Average exchange rate PEN/USD		—		—		3.74
Foreign exchange currency options contracts
Notional amount (in millions of pesos)		568		1,127		—
Average exchange rate MXN/USD		19.55		20.61		—
Notional amount (in millions of pesos)		472		928		—
Average exchange rate BRL/USD)		5.77		6.04		—
Notional amount (in millions of pesos)		307		299		—
Average exchange rate COP/USD)		4,313.00		4,361.66		—
Interest rate risk
Interest rate swaps
Net exposure		—		—		10,134
Interest rate average BRL		—		—		0.16%
Net exposure		—		2		—
Interest rate average CLP		—		6.10%		—
Commodities risk
Aluminum		440		389		—
Average price (USD/Ton)		2,480.15		2,542.39		—
Diesel (in millions of pesos)		11		11		—

	Maturity
	1‑6 months	6‑12 months	More than 12
Average price (USD/Gallons)	2.14	2.14	—
PX+MEG	72	—	—
Average price (USD /Ton)	950.00	—	—
Sugar	3,476	1,500	787
Average price (USD cent/Lb)	19.38	19.14	17.94

As of December 31, 2025, a reconciliation per category of equity components and an analysis of OCI components, net of tax; generated by the cash flow hedges were as follows:

	Hedging
	reserve
Balances at beginning of the period	Ps.	3,121
Cash flows hedges
Fair value changes:
Foreign exchange currency risk – Purchase of stock		(689)
Foreign exchange currency risk – Other stock		(9,164)
Interest rate risk		(30)
Commodity price contracts – Purchase of stock		—
The amounts reclassified to profit and loss:
Foreign exchange currency risk – Other stock		5,631
Interest rate risk		—
The amounts included in non-financial costs:
Foreign exchange currency risk – Purchase of stock		—
Commodity price contracts – Purchase of stock		13
Taxes due to changes in reserves during the period		1,062
Balances at the end of the period	Ps.	(56)

Impact of hedging on equity
Set out below is the reconciliation of each component of equity and the analysis of other comprehensive income:

	Foreign exchange forward contracts		Foreign currency option		Cross-currency swaps		Interest rate swaps		Treasury Lock contracts		Commodity price contracts		Equity holders of the parent		Non-controlling interest		Total
As at January 1, 2024	Ps.	(273)	Ps.	—	Ps.	1,225	Ps.	357	Ps.	—	Ps.	(48)	Ps.	1,260	Ps.	(304)	Ps.	956
Financial instruments – purchases		41		77		(261)		—		—		88		(54)		332		278
Change in fair value of financial instruments recognized in OCI		345		36		6,898		(64)		—		(133)		7,082		3,949		11,031
Amount reclassified from OCI to profit or loss		(45)		(18)		(4,039)		—		—		(1)		(4,103)		(125)		(4,228)
Foreign currency revaluation of the net foreign operations		—		—		(2,194)		—		—		—		(2,194)		(2,842)		(5,036)
Effects of changes in foreign exchange rates		12		—		(14)		—		—		(1)		(3)		(10)		(13)
Tax effect		(105)		(31)		733		(64)		—		15		548		(415)		133
As at December 31, 2024	Ps.	(25)	Ps.	64	Ps.	2,348	Ps.	229	Ps.	—	Ps.	(80)	Ps.	2,536	Ps.	585	Ps.	3,121
Financial instruments – purchases		(176)		(34)		(219)		—		7		13		(409)		(267)		(676)
Change in fair value of financial instruments recognized in OCI		(403)		(264)		(5,064)		(30)		—		(113)		(5,874)		(3,320)		(9,194)
Amount reclassified from OCI to profit or loss		150		144		1,339		—		(7)		102		1,728		467		2,195
Foreign currency revaluation of the net foreign operations		—		—		1,535		—		—		—		1,535		1,956		3,491
Effects of changes in foreign exchange rates		22		10		(37)		—		—		(19)		(24)		(31)		(55)
Tax effect		127		45		525		(8)		—		6		695		367		1,062
As at December 31, 2025	Ps.	(305)	Ps.	(35)	Ps.	427	Ps.	191	Ps.	—	Ps.	(91)	Ps.	187	Ps.	(243)	Ps.	(56)

Note 22. Non-Controlling Interest in Consolidated Subsidiaries
An analysis of FEMSA’s non-controlling interest in its consolidated subsidiaries as of December 31, 2025 and 2024 is as follows:

	December 31, 2025		December 31, 2024
Coca-Cola FEMSA	Ps.	84,426	Ps.	82,522
Proximity Americas Division		(62)		1,031
Other		6		76
	Ps.	84,370	Ps.	83,629

The changes in the FEMSA’s non-controlling interest were as follows:

	2025		2024		2023
Balance at beginning of the period	Ps.	83,629	Ps.	74,509	Ps.	75,197
Net income of non-controlling interest		13,622		13,501		10,988
Other comprehensive (loss) income:		(3,030)		2,608		(3,465)
Exchange differences on translation of foreign operation		(670)		2,235		(3,325)
Remeasurements of the net defined benefits liability		(226)		(478)		87
Valuation of the effective portion of derivative financial instruments		(2,134)		851		(227)
Dividends		(8,783)		(6,801)		(6,551)
Share based payment		46		(5)		22
Acquisition of Caffenio's non-controlling interest		(952)		—		—
Other acquisitions and remeasurements		(162)		(186)		—
Disposals of businesses (Envoy and others)		—		3		(1,682)
Balance at end of the period	Ps.	84,370	Ps.	83,629	Ps.	74,509
Non-controlling interest’s accumulated other comprehensive loss is comprised as follows:

	December 31, 2025		December 31, 2024
Exchange differences on translation foreign operation	Ps.	(11,317)	Ps.	(10,647)
Remeasurements of the net defined benefits liability		(1,039)		(813)
Valuation of the effective portion of derivative financial instruments		(1,590)		544
Accumulated other comprehensive loss	Ps.	(13,946)	Ps.	(10,916)
Coca-Cola FEMSA shareholders, especially the Coca-Cola Company which holds Series D shares, have some protective rights about investing in or disposing of significant businesses. However, these rights do not limit the continued normal operations of Coca-Cola FEMSA.
Summarized financial information in respect of Coca-Cola FEMSA is set out below:

	December 31, 2025		December 31, 2024
Total current assets	Ps.	74,570	Ps.	75,132
Total non-current assets		239,969		232,854
Total current liabilities		66,757		67,171
Total non-current liabilities		93,753		90,274
Total revenue	Ps.	291,746	Ps.	279,793
Consolidated net income		25,016		24,549
Consolidated comprehensive income for the year, net of tax	Ps.	19,348	Ps.	29,706
Net cash flows generated from operating activities		30,773		42,442
Net cash flows used in investing activities		(21,107)		(23,392)
Net cash flows used in financing activities		(12,148)		(19,642)

Note 23. Equity
23.1 Equity accounts
The capital stock of FEMSA is comprised of 2,052,421,027 BD units and 1,417,048,500 B units. As of December 31, 2025 and 2024, the common stock of FEMSA was comprised of 17,347,347,635 and 17,891,131,350, respectively, common shares, without par value and with no foreign ownership restrictions. Fixed capital stock amounts to Ps. 300 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock amount.
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
As of December 31, 2025, FEMSA’s capital stock (including Treasury shares) is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,052,421,027	3,469,469,527
Shares:
Series “B”	7,085,242,500	2,052,421,027	9,137,663,527
Series “D”	—	8,209,684,108	8,209,684,108
Subseries “D-B”	—	4,104,842,054	4,104,842,054
Subseries “D-L”	—	4,104,842,054	4,104,842,054
Total shares	7,085,242,500	10,262,105,135	17,347,347,635

As of December 31, 2024, FEMSA’s capital stock (including Treasury shares) is comprised as follows:

	“B” Units	“BD” Units	Total
Units	1,417,048,500	2,161,177,770	3,578,226,270
Shares:
Series “B”	7,085,242,500	2,161,177,770	9,246,420,270
Series “D”	—	8,644,711,080	8,644,711,080
Subseries “D-B”	—	4,322,355,540	4,322,355,540
Subseries “D-L”	—	4,322,355,540	4,322,355,540
Total shares	7,085,242,500	10,805,888,850	17,891,131,350

The net income of the Company is subject to the legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of common stock at nominal value. This reserve may not be distributed to shareholders during the existence of the Company, except as a stock dividend. As of December 31, 2025 and 2024, this reserve amounted to Ps. 571 and Ps. 596, respectively; and accordingly, has reached 20% of the capital stock.
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
Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. Since 2003, this tax may be credited against the income tax of the year in which the dividends are paid, and in the following two years against the income tax and estimated tax payments. The sum of the individual CUFIN balances of FEMSA and its subsidiaries as of December 31, 2025 amounted to Ps. 355,824. Under Mexican income tax law, dividends distributed to its stockholders who are individuals and foreign residents are subject to a 10% withholding tax, which will be paid in Mexico. The foregoing will not be applicable when distributed dividends arise from the accumulated CUFIN balances as of December 31, 2013.
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
At an ordinary shareholders’ meeting of FEMSA held on March 22, 2024, the shareholders approved a dividend of Ps.14,697 that was paid 25% on April 18, 2024, 25% on July 18, 2024, 25% on October 17, 2024 and the other 25% on January 16, 2025; and a reserve for share repurchase of a maximum of Ps. 34,000. The shareholders approved an extraordinary dividend of Ps. 10,294 that was paid 25% on April 18, 2024, 25% on July 18, 2024, 25% on October 17, 2024 and the other 25% on January 16, 2025.
At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on March 19, 2024, the shareholders approved a dividend of Ps. 12,773 that was paid 25% on April 16, 2024, 25% on July 16, 2024, 25% on October 15, 2024 and the other 25% on December 9, 2024. The corresponding payment to the non-controlling interest was Ps. 6,741.

At an ordinary shareholders’ meeting of FEMSA held on April 11, 2025, the shareholders approved a dividend of Ps.14,817 that was paid 25% on April 25, 2025, 25% on July 18, 2025, 25% on October 17, 2025 and the other 25% on January 16, 2026; and a reserve for share repurchase of a maximum of Ps. 34,000. The shareholders approved an extraordinary dividend of Ps. 32,684 that was paid 25% on April 25, 2025, 25% on July 18, 2025, 25% on October 17, 2025 and the other 25% on January 16, 2026.
On April 11, 2025, FEMSA's Shareholders Meeting approved the cancellation of the shares acquired with resources from the stock repurchase program during the period from November 2023 to March 2025, consisting of 108,756,743 Series B shares and 435,026,972 Series D shares. During 2025, the Company continued its Share Repurchase Program, reacquiring 43,791,432 BD Units from which 37,236,012 are held as Treasury shares. The Company expects to maintain these shares in the Treasury for one year and subsequently cancel them. Treasury shares from the share-based payment bonus plan are disclosed in Note 18.
At an ordinary shareholders’ meeting of Coca-Cola FEMSA held on April 8, 2025, the shareholders approved a dividend of Ps. 15,462 that was paid 25% on April 23, 2025, 25% on July 16, 2025, 25% on October 15, 2025 and the other 25% on December 9, 2025. The corresponding payment to the non-controlling interest was Ps. 8,160.

Share Repurchase Program Reconciliation:

Oct 31 2023	Shares outstanding	17,891,131,350
Dec 31 2023	Shares repurchased in Treasury	1,906,500
Jan 1 2024	Shares outstanding	17,889,224,850
Mar 31 2024	Shares repurchased in Treasury	61,716,970
Mar 31 2024	Shares outstanding	17,827,507,880
Jun 30 2024	Shares repurchased in Treasury	177,020,845

Jun 30 2024	Shares outstanding	17,650,487,035
Sep 30 2024	Shares repurchased in Treasury	270,362,300
Sep 30 2024	Shares outstanding	17,380,124,735
Dec 31 2024	Shares repurchased in Treasury	—
Dec 31 2024	Shares outstanding	17,380,124,735
Mar 31 2025	Shares repurchased in Treasury	32,777,100
Mar 31 2025	Shares outstanding	17,347,347,635
Jun 30 2025	Shares repurchased in Treasury	50,923,740
Jun 30 2025	Shares outstanding	17,296,423,895
Sep 30 2025	Shares repurchased in Treasury	97,818,850
Sep 30 2025	Shares outstanding	17,198,605,045
Dec 30 2025	Shares repurchased in Treasury	37,437,470
Dec 30 2025	Shares outstanding	17,161,167,575

The amount paid by the Company related to Share Repurchase Program was Ps.12,364 for the year ended December 31, 2025.
For the years ended December 31, 2025, 2024 and 2023 the dividends declared and partially paid by the Company and Coca-Cola FEMSA were as follows:

	2025		2024		2023
FEMSA (1)	Ps.	14,817	Ps.	14,697	Ps.	12,247
Coca-Cola FEMSA (100% of dividend)		15,462		12,773		12,185

(1)Includes ordinary dividends. The total paid dividend in 2025 amounted to Ps. $14,634, reflecting the impact of share repurchases made throughout the year. As of December 31, 2025, 37,236,012 FEMSA BD units (which represents 186 million shares) were held in treasury.

In addition, for the years ended December 31, 2025 and 2024, the extraordinary dividends declared and partially paid by the Company were as follows:

	2025		2024
FEMSA (1)	Ps.	32,684	Ps.	10,294

(1)The total paid dividend in 2025 amounted to Ps. 26,919, reflecting the impact of share repurchases made throughout the year.

For the years ended December 31, 2025, 2024 and 2023 the ordinary dividends declared and partially paid per share by the Company are as follows:

Series of Shares	2025		2024		2023
“B”	Ps.	0.76380	Ps.	0.73290	Ps.	0.61070
“D”		0.95470		0.91610		0.76340

For the years ended December 31, 2025 and 2024, the extraordinary dividends declared and partially paid per share by the Company are as follows:

Series of Shares	2025		2024
“B”	Ps.	1.68480	Ps.	0.51340
“D”		2.10590		0.64170

23.2 Capital management
The Company manages its capital to ensure that its subsidiaries will be able to continue as going concerns while maximizing the return to shareholders through the optimization of its debt and equity balance to obtain the lowest cost of capital available. The Company manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2025, 2024 and 2023.
The Company is not subject to any externally imposed capital requirements, other than the legal reserve (see Note 23.1) and debt covenants (see Note 19).
The Company’s Operations and Strategy Committee review the capital structure of the Company on a quarterly basis. As part of this review, the committee considers the cost of capital and the risks associated with each class of capital. In conjunction with this objective, the Company seeks to maintain the highest credit rating both national and international, currently rated as of December 31, 2025 AAA and BBB+ respectively, which requires it to have a debt to earnings before interest, taxes, depreciation and amortization (“EBITDA”) ratio lower than 2. As a result, before entering new business ventures, acquisitions or divestitures, management evaluates the optimal ratio of debt to EBITDA to maintain its credit rating.

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

	2025				2024					2023
	Per Series		Per Series		Per Series		Per Series		Per Series		Per Series
	“B” Shares		“D” Shares		“B” Shares		“D” Shares		“B” Shares		“D” Shares
(in millions of shares)
Weighted average number of shares for basic earnings per share		9,007.25		7,688.02		9,194.62		8,437.51		9,239.73		8,617.94
Effect of dilution associated with non-vested shares for share based payment plans		6.20		24.80		6.94		27.75		6.69		26.78
Weighted average number of shares adjusted for the effect of dilution (Shares outstanding)		9,013.45		7,712.82		9,201.56		8,465.26		9,246.42		8,644.71
Dividend rights per series (see Note 23.1)		100%		125%		100%		125%		100%		125%
Weighted average number of shares further adjusted to reflect dividend rights		9,013.45		9,641.03		9,201.56		10,581.57		9,246.42		10,805.89
Basic earnings per share from continuing operations		0.91		1.25		1.34		1.70		1.67		2.09
Diluted earnings per share from continuing operations		0.91		1.25		1.33		1.69		1.67		2.09
Basic earnings per share from discontinued operations		0.08		0.11		0.01		0.01		1.61		2.02
Diluted earnings per share from discontinued operations		0.08		0.11		0.01		0.01		1.61		2.01
Allocation of earnings, weighted		46.11%		53.89%		46.11%		53.89%		46.11%		53.89%
Net controlling interest income allocated from continuing operations	Ps.	8,234	Ps.	9,623	Ps.	12,275	Ps.	14,345	Ps.	15,425	Ps.	18,026
Net controlling interest income allocated from discontinued operations	Ps.	726	Ps.	848	Ps.	53	Ps.	62	Ps.	14,865	Ps.	17,373

Note 25. Taxes
25.1 Recoverable taxes

Recoverable taxes are mainly the result of higher interim payments of value added tax and income tax in Mexico during 2025 compared to the current year's provision, which will be offset in future years. Operations in Guatemala, Panama, Nicaragua, and Colombia are subject to a minimum tax. In Guatemala and Colombia, this tax is recoverable only under certain circumstances. Guatemala's tax base is determined by considering the greater of total assets and net income; in Colombia, the taxable base is stockholders' equity.
25.2 Taxation of beverages
As of December 31, 2025, all the countries where the Company operates, with the exception of Panama, impose value-added tax on the sale of carbonated beverages, with a rate of 16.0% in Mexico, 12.0% in Guatemala, 15.0% in Nicaragua, 13.0% in Costa Rica, 19.0% in Colombia, 21.0% in Argentina, 22.0% in Uruguay, and in Brazil 16.0% in the state of Rio de Janeiro, 17.0% in the state of Santa Catarina, 18.0% in the states of São Paulo, Minas Gerais, Rio Grande do Soul and Paraná, 19.0% in the state of Goiás and 20.0% in the state of Mato Grosso do Sul. The states of Rio de Janeiro, Goiás, Minas Gerais and Paraná also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil, the value-added tax is grossed up and added, along with federal sales tax, at the taxable basis. In addition, we are responsible for charging and collecting the value-added tax from each of our retailers in Brazil, based on average retail prices for each state where the Company operates, defined primarily through a survey conducted by the government of each state, which for us amounted to an average taxation of approximately 17.0% over net sales in 2025.
Several of the countries in which the Company operates impose excise or other taxes, as follows:
•Mexico imposes an excise tax on the production, sale and import of beverages with added sugar and HFCS, which from January 1, 2025 to December 31, 2025 was Ps. 1.6451 per liter. This excise tax is applied only to the first sale, and we are responsible for charging and collecting it. As of January 1, 2026, the excise tax increased to Ps. 3.0818 per liter for beverages with added sugar and HFCS, and a new excise tax of Ps. 1.50 per liter came into effect for beverages containing non-caloric sweeteners. These excise tax rates will be in effect until December 31, 2026, and will thereafter be subject to an annual increase based on the previous year’s inflation rate.
•Guatemala imposes an excise tax of 18 cents in Guatemalan quetzales (Ps. 0.42 as of December 31, 2025) per liter of carbonated beverage, 0.8 Guatemalan quetzales (Ps. 0.21 as of December 31, 2025) per liter of water, 0.12 Guatemalan quetzales (Ps. 0.31 as of December 31, 2025) per liter of isotonic beverages and 0.10 Guatemalan quetzales (Ps. 0.26 as of December 31, 2025) per liter of juice.
•Costa Rica imposes a specific tax on non-alcoholic carbonated bottled beverages based on the combination of packaging and flavor, currently assessed at 20.99 Costa Rican colones (Ps. 0.75 as of December 31, 2025) per 250 milliliters, an excise tax (which is a contribution to the National Institute of Rural Development (Instituto Nacional de Desarrollo Rural)) currently assessed at 7.18 Costa Rican colones (approximately Ps. 0.26 as of December 31, 2025) per 250 milliliters, and a specific tax of 15.57 Costa Rican colones (Ps. 0.56 as of December 31, 2025) per 250 milliliters of non-carbonated beverages.
•Nicaragua imposes a 15.0% tax on beverages, except for water, and municipalities impose a 1.0% tax on our Nicaraguan gross sales.
•Panama imposes an excise tax of 7.0% on carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 milliliters, and a 10.0% tax on syrups, powders and concentrate used to produce sugary drinks. In addition, Panama imposes an excise tax of 5.0% on non-carbonated beverages with more than 7.5 grams of sugar or any caloric sweetener per 100 milliliters, whether imported or produced locally. Beverages derived from dairy products, grains or cereals, nectars, fruit juices and vegetables with natural fruit concentrates are exempt from this tax.
•Argentina imposes an excise tax of 8.7% on carbonated beverages containing less than 5.0% lemon juice or less than 10.0% fruit juice, and an excise tax of 4.2% on carbonated water and flavored carbonated beverages with 10.0% or more fruit juice content, although this excise tax is not applicable to some of our products.
•Brazil assesses an average production excise tax of approximately 2.6% and an average sales tax of approximately 12.0% over net sales. These production and sales taxes apply only to the first sale, and we are responsible for charging and collecting these taxes from each of our retailers, with the exception of sales to wholesalers, which are entitled to recover the sales tax, and charge and collect it again upon the resale of our products to final retailers. Federal production and sales taxes together resulted in an average of 14.6% tax over net sales in 2024 and 2025.
•Colombia’s municipalities impose a sales tax that varies between 0.35% and 1.3% of net sales. From January 1, 2025 to December 31, 2025, the excise tax for beverages with 6 to 10 grams of added sugar per 100 milliliters was 38 Colombian pesos (approximately Ps. 0.13 as of December 31, 2025) and the excise tax for beverages with more than 10 grams of added sugar per 100 milliliters was 65 Colombian pesos (approximately Ps. 0.26 as of December 31, 2025). From January 1, 2026 to December 31, 2026, the excise tax has increased to 40 Colombian pesos (approximately Ps. 0.18 as of December 31, 2025) for beverages that contain 5 to 9 grams of added sugar per 100 milliliters, and to 68 Colombian pesos (approximately Ps. 0.31 as of December 31, 2025) for beverages with more than 9 grams of added sugar per 100 milliliters.
•Uruguay imposes an excise tax of 19.0% on carbonated beverages, an excise tax of 12.0% on fruit juice-based beverages with at least 10.0% natural fruit juice content (or at least 5.0% natural fruit juice content in the case of lemon), and an excise tax of 8.0% on carbonated water and still water.
25.3 Tax reforms
Mexico
A new tax reform applicable to fiscal year 2026 was enacted in Mexico during December 2025. The main considerations that are relevant for the Company are the following:
•As of January 1, 2026, the special tax applicable to the production, sale and import of beverages with added sugar and HFCS is increased to Ps. 3.0818 per liter, Additionally, a new fee of Ps. 1.50 per liter was established for beverages containing non-caloric sweeteners. These excise tax rates will be in effect until December 31, 2026, and will thereafter be subject to an annual increase based on the previous year’s inflation rate.
•Elimination of the exemption of securing tax claims when taxpayers file an Administrative Appeal (Recurso de Revocación) before the tax authorities.
•As a transitional measure applicable to fiscal year 2026, a six-month period is granted for the resolution of such appeals without the obligation to provide a guarantee. If the appeal is not resolved within this timeframe, taxpayers must secure the tax claim pursuant to the statutory order of priority and rules discussed above. This transitional measure is subject to renewal on an annual basis.
•Mexican tax authorities have expanded their enforcement powers to conduct specific tax audits targeting taxpayers that issue electronic tax invoices without the support of valid and legally substantiated transactions. If tax authorities determine that a taxpayer has engaged in such practices, the electronic tax invoices issued by that taxpayer may be deemed invalid, which could result in significant consequences, such as limitations to issuing invoices, restrictions on the ability to comply with certain tax obligations, and potential criminal exposure for both the issuer and, in certain circumstances, the recipients of such invoices.
•Tax authorities may publicly disclose on their official website a list of taxpayers identified as issuers of invalid or non-existent transaction invoices. Recipients of invoices issued by taxpayers included on such list are required to reverse or cancel any tax benefits derived from those invoices within 30 calendar days following the public disclosure, regardless of whether the recipient holds documentation purporting to support a legitimate transaction. Failure to comply with these requirements may result in temporary restrictions on invoicing activities, denial of access to certain tax procedures, and the initiation of additional administrative audits or inspections.
•In addition, Mexican tax authorities may temporarily restrict a taxpayer’s ability to issue electronic tax invoices when (i) the taxpayer has a final and non-appealable tax liability that has not been fully paid (including its related surcharges and penalties), and (ii) the aggregate amount of the electronic tax invoices issued by such taxpayer during the immediately preceding fiscal year, exceeds four times the historical amount of such unpaid tax liability.
Colombia
In 2023, a tax reform that was approved in December 2022 began to apply in Colombia. The main provisions of the reform are the following:
•Introduction of an excise duty on beverages with added sugar based on the following timetable:
◦From November 1, 2023 to December 31, 2023, a tax of 18 Colombian pesos (approximately Ps. 0.09 as of December 31, 2023) was applied to beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 35 Colombian pesos (approximately Ps. 0.17 as of December 31, 2024) was applied to beverages with more than 10 grams of added sugar per 100 ml;
◦From January 1, 2024 to December 31, 2024, a tax of 28 Colombian pesos (approximately Ps. 0.13 to December 31, 2024) was applied to beverages containing 6 to 10 grams of added sugar per 100 ml and a tax of 55 Colombian pesos (approximately Ps. 0.26 as of December 31, 2024) was applied to beverages with more than 10 grams of added sugar per 100 ml; and
◦From January 1, 2025 to December 31, 2025, a tax of 38 Colombian pesos (approximately Ps. 0.18 as of December 31, 2024) will apply to beverages containing between 5 grams and 9 grams of added sugar per 100 ml and a tax of 65 Colombian pesos (approximately Ps. 0.31 as of December 31, 2024) will apply to beverages with more than 9 grams of added sugar per 100 ml.
◦From January 1, 2026 to December 31, 2026, a tax of 40 Colombian pesos (approximately Ps. 0.20 to December 31, 2025) will apply for beverages containing between 5 grams to 9 grams of added sugar per 100 ml and a tax of 68 Colombian pesos (approximately Ps. 0.34 as of December 31, 2025) will apply for beverages with more than 9 grams of added sugar per 100 ml. This tax will be adjusted annually according to the same percentage used to update the Tax Value Unit (UVT). For 2026, the UVT is COP$52,374 (approximately Ps. 258.59 as of December 31, 2025)
◦Ultra-processed foods: 10% (2023) on the value of the product, 15% (2024), 20% (2025 onwards) on the value of products high in added sugars, sodium or saturated fats.
•Introduction of a tax on single-use plastics, with a rate of 0.00005 on one “Tax Value Unit” per gram of plastic. One Tax Value Unit is equivalent to 47,065 Colombian pesos (approximately Ps. 225.91 as of December 31, 2024). This new tax is applicable to our products that are not considered part of the basic shopping basket. However, this tax can be waived with a circular economy certification that will be issued in case recycled resin is incorporated into the packaging. In 2023, the Constitutional Court of Colombia issued a resolution (Resolution C-526/23) requiring that the producer of single-use plastics be responsible for the payment of this tax.
•Increase in the income tax rate as of January 1, 2023, from 20.0% to 35.0%, on taxable income obtained from free zones within Colombia. This change will take effect on January 1, 2026 if a free zone company has a revenue increase of 60.0% in 2022 compared to 2019. However, the Constitutional Court of Colombia ruled that this law will not apply to entities that obtained approval to be considered a free zone company prior to December 13, 2022 as is the case of our Colombian subsidiary.
•Elimination of the possibility of offsetting municipal sales taxes against income tax.
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
In February 2025, the Colombian government issued a decree containing temporary tax measures applicable from February 22, 2025 to December 31, 2025. Such decree imposes a stamp tax rate of 1.0% for public and private documents exceeding 6,000 Tax Value Units (approximately Ps. 1,434,211.20 as of December 31, 2024) that are subscribed, modified or extended and are granted or accepted in Colombia, or granted abroad but executed with Colombian jurisdiction. This tax is no longer applicable as of January 1, 2026.
In February 2026, the Colombian government issued a decree containing temporary tax measures applicable from January 1 to December 31, 2026. Such decree introduced, among other provisions, a net wealth tax (impuesto de patrimonio) that took effect as of March 31, 2026. The tax is assessed based on an entity’s equity and is subject to a rate of 0.5%; the payment may be made in two installments of 50.0% each, due in April and May.
Costa Rica
On January 1, 2023, a tax reform became effective that reintroduced the standard debt and credit system for producers, wholesalers and retailers at a tax rate of 13.0%. Further, whereas producer and importers were previously responsible for collecting value-added taxes on carbonated beverages from supply chain participants, following this reform,wholesalers and retailers assume their own collections obligations. Accordingly, Coca-Cola FEMSA's Costa Rican subsidiary is no longer responsible for collecting such tax throughout the entire supply chain.
Brazil
In early 2017, Brazil’s Federal Supreme Court ruled that value-added tax should not be used as a basis for calculating federal sales tax, resulting in a reduction of federal sales tax. Our subsidiaries in Brazil initiated legal proceedings to confirm their right to calculate federal sales tax without using value-added tax as a basis, in accordance with the initial ruling of the Supreme Court, obtaining a final favorable resolution in 2019. However, Brazilian tax authorities appealed the decision, and their appeal was rejected in May 2021. Under the favorable 2019 resolution, federal sales and production taxes resulted in an average of 14.6% on net sales in 2024 and 2025.
As of December 31, 2025, Brazil imposes a value-added tax on the sale of sparkling beverages of 16.0% in the state of Rio de Janeiro, 17.0% in the state of Santa Catarina, 18.0% in the states of São Paulo, Minas Gerais, Rio Grande do Sul and Parana, 19.0% in the state of Goias and 20.0% in the state of Mato Grosso do Sul. The states of Rio de Janeiro, Goias, Minas Gerais and Parana also charge an additional 2.0% on sales as a contribution to a poverty eradication fund. In Brazil, the value-added tax is grossed-up and added, along with federal sales tax, at the taxable basis. In addition, Coca-Cola FEMSA is responsible for charging and collecting the value-added tax from each of its retailers in Brazil, based on average retail prices for each state where it operates, defined primarily through a survey conducted by the government of each state, which for Coca-Cola FEMSA amounted to an average taxation of approximately 17.0% over net sales in 2025.
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
On January 1, 2024, new transfer pricing rules that were previously published in December 2022, and relevant guidelines required to comply with such rules, became effective. These rules aim to align the Brazilian transfer pricing system with the transfer pricing guidelines recommended by the Organization for Economic Cooperation and Development (the “OECD”).
On January 1, 2024, a law published in December 2023 became effective, establishing that any subsidies granted by municipalities or the states should be taxed by the income tax and social contribution at the combined tax rate of 34.0% and will be subject to other contributions at a combined tax rate of 9.25%. In addition, the law establishes that federal Brazilian government will grant an income tax credit of 25.0% on the municipality or state subsidy, limited to the lower of (i) 25.0% of the tax benefit itself or (ii) 25.0% of the depreciation of such assets applied on approved development or expansion projects which caused such subsidy, provided that certain conditions are met. In response to a legal action initiated by Coca-Cola FEMSA's Brazilian subsidiary, a federal court issued a favorable ruling excluding tax incentives recorded as capital reserves from the taxable base established by the new legislation.
In December 2024, Congress approved the complementary law establishing the foundation of the new regulations, which was approved by the President of Brazil in January 2025. The reform also includes the creation of a Selective Tax (“IS”) on products such as sugary beverages starting in 2027. This tax will be single-phase (charged only once), will not generate tax credits, and will be included in the tax base of other levies. The federal production and sales tax will be reduced to zero, except for products from the Manaus Free Trade Zone, which has remained at a rate of 8.0% since May 2022.Further regulations detailing the dual value-added tax and IS will be issued, however as of the date of his annual report, neither rate has been defined. Additionally, the reform establishes five-year reviews of the combined CBS and IBS rates. If the total exceeds 26.5%, the government must propose a reduction to Congress.
In December 2024, the Brazilian government published a law , which established the Additional Social Contribution on Net Profit (“Additional CSLL”) and introduced the Qualifsied Minimum Domestic Complementary Tax (“QDMTT”) method, in alignment with the OECD Pillar Two rule. This Additional CSLL aims to guarantee a minimum taxation of

15% for large multinational groups and began applying in January 2025, with the first payment to be made in 2026. As of the date of this annual report, is not expected to be applicable to Coca-Cola FEMSA's Brazilian subsidiary. However, the legislation requires an annual assessment to determine its applicability in future periods
In June 2025, a new decree related to the Financial Transaction Tax (“IOF”) was enacted in Brazil. The decree increased the IOF rate applicable to foreign exchange, credit, cross-border payments, remittances and other financial transactions to rates of up to 3.5%, depending on the nature of the transaction.
In November 2025, the Brazilian government enacted new tax legislation requiring Brazilian legal entities to withhold income tax on certain dividend distributions commencing on January 1, 2026. Dividends paid to non-resident shareholders and certain resident individuals will be subject to a 10.0% withholding income tax upon payment, crediting, delivery, employment or remittance. The legislation provides for a transitional regime pursuant to which dividends related to profits accrued and formally approved for distribution on or before December 31, 2025 will remain exempt of such withholding, provided that such dividends are paid, credited, delivered, employed and remitted no later than December 31, 2028.
From January 1, 2026, dividend distributions made by Brazilian legal entities will be subject to an ISR withholding of 10%, except on accumulated earnings available as of December 31, 2025 as long as they are distributed or used before December 31, 2028.
Argentina
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

Ecuador
Due to recent developments in Ecuador regarding insecurity, the government decreed the payment of a temporary contribution for the years 2024 and 2025, equivalent to 3.25% of the income tax base for the fiscal year 2022. Similarly, to finance measures to address the country’s internal conflict, the government decreed an increase in the VAT from 12.0% to 15.0%.
The profit attributable to new investments made during 2024 and 2023 can benefit from a 3.0% or 5.0% decrease in the calculation of income tax. Since 2024, a self-withholding regime (advance income tax) was established for large taxpayers where rates of between 1.25% and 2.25% of total sales were established for the pharmaceutical retail sector. The year 2025 closed with a rate of 1.25% of total sales as an advance payment for this concept.
Since 2025, the general rate of the Foreign Exchange Exit Tax ("ISD") is 5%, however, by presidential decree the differentiated rate of 2.5% and 0% is established for the payment of imports of certain types of productive goods and pharmaceutical products, as established by the corresponding ministry of state.
As of 2025, the government ordered the payment of a percentage between 0.75% and 2.5% on account of the amount of undistributed profits that an entity registers as of July 31 of each year. This value may be considered a tax credit under certain conditions or may be converted into final tax.
As for the distribution of profits to non-resident shareholders in Ecuador, by Ecuadorian companies, since September 2025 it is directly subject to the 10% rate.
Uruguay
In December 2025, the Global Domestic Minimum Tax (IMGD) was created, aligned with Pillar 2 of the OECD. The IMGD applies when the effective ISR rate is less than 15%. Although it does not currently apply to the Company, it must be evaluated annually.
Although the company maintains operations in Uruguay under the Free Trade Zone regime, which grants it a statutory exemption from National taxes, the global minimum tax (Pillar 2) would not be applicable. However, this position is subject to the condition that no other entity of the economic group must integrate said tax in a foreign jurisdiction, thus avoiding the activation of the global tax liability rules.
Germany
In July 2025, the German government enacted the Act for a Tax-Based Immediate Investment Programme to Strengthen Germany as a Business Location (Gesetz für ein steuerliches Investitionssofortprogramm zur Stärkung des Wirtschaftsstandorts Deutschland), which includes a gradual reduction of the federal corporate income tax rate from 15% to 10%. The reduction will be implemented in annual steps of one percentage point beginning in the 2028 tax period and reaching the final rate of 10% in 2032.
In accordance with IAS 12, the Company assessed the impact of the enacted tax rate changes on the measurement of current and deferred taxes. Based on this assessment, the effect of the corporate income tax reduction on the Company’s financial statements is not material for the reporting period.
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
25.6 BEPS Pillar II
In October 2021, the Organisation for Economic Co-operation and Development (OECD) and the G20 agreed on a Statement related to the "Base Erosion and Profit Shifting" (BEPS) plan, based on two Pillars aimed at addressing the tax challenges arising from the digital economy. The Second Pillar, through the "Global Anti-Base Erosion" rules (GloBE rules), seeks to establish a tax system that ensures that Multinational Groups that reach the threshold of 750 million euros of consolidated revenues pay a minimum tax of 15.0% in each jurisdiction in which they operate.

A supplemental tax must be calculated and paid in accordance with the applicable GloBE rules in order to achieve the minimum 15.0% per entity and per jurisdiction. According to the analysis of the GloBE rules carried out, it is concluded that the Company is the Ultimate Parent Entity (UPE) and may be required to determine and pay any complementary tax corresponding to the businesses it controls, depending on the applicable rule.
Brazil was one of the few countries in Latin America to enact formal Pillar Two legislation, adopting a QDMTT and adjusting its domestic fiscal framework to comply with GloBE rules.
In the rest of the Latin American countries where the Company operates, including Mexico, Colombia, Chile and others, the local regulations on Pillar Two had not yet been formally enacted, although most of these governments have expressed their intention to align with the international standard and are in the process of analysis, public consultation or preparation of legislation.
In relation to the European countries where the Company operates, it is relevant to note that: Austria has enacted Pillar 2 legislation (IIR, UTPR and QDMTT approved), Germany, as an EU Member State, Germany implemented the Pillar 2 Directive (effective for financial years beginning at the end of 2023), the Netherlands, implementation aligned with the EU Directive since 2024, Luxembourg also formally implemented Pillar 2 under the EU-Switzerland Directive (QDMTT since January 1, 2024; IIR from 2025), The Federal Council approved the ordinance to implement the QDMTT from January 1, 2024.
The Company remains attentive to the publication of specific regulations in each jurisdiction where it operates, especially considering that the entry into force of the "GloBE Information Return" will be mandatory for financial years beginning in 2026.
The Mexican tax authority, as of December 31, 2025, has not issued local rules related to the tax treatment of the Pillar Two Rules.
25.7 Income tax rates
The income tax rates in the countries where the Company operates as of December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Mexico	30.0%	30.0%	30.0%
Guatemala	25.0%	25.0%	25.0%
Costa Rica	30.0%	30.0%	30.0%
Panama	25.0%	25.0%	25.0%
Nicaragua	30.0%	30.0%	30.0%
Colombia	35.0%	35.0%	35.0%
Argentina	35.0%	35.0%	35.0%
Brazil	34.0%	34.0%	34.0%
Chile	27.0%	27.0%	27.0%
Peru	29.5%	29.5%	29.5%
Ecuador	25.0%	25.0%	25.0%
Uruguay	25.0%	25.0%	25.0%
United States	21.0%	21.0%	21.0%
Switzerland	18.6%	18.6%	18.6%
The management currently has no reason to believe that the tax rates will change in the foreseeable future.
25.8 Income Tax
The major components of income tax expense for the years ended December 31, 2025, 2024 and 2023 are:

	2025		2024		2023
Current tax expense	Ps.	22,860	Ps.	24,552	Ps.	30,413
Deferred tax expense (benefit):
Origination and reversal of temporary differences		(4,564)		553		247
Utilization (benefit) of tax losses, net		1,660		2,299		(3,198)
Change in the statutory rate		—		(15)		(172)
Total deferred tax expense (benefit)		(2,904)		2,837		(3,123)
Total income taxes	Ps.	19,956	Ps.	27,389	Ps.	27,290
Total income taxes attributable to continued operation	Ps.	19,860	Ps.	25,433	Ps.	12,971
Total income taxes attributable to discontinued operation		96		1,956		14,319
	Ps.	19,956	Ps.	27,389	Ps.	27,290
Recognized in Consolidated Statement of Other Comprehensive Income (“OCI”)

Income tax related to items charged or
recognized directly in OCI during the period:	2025		2024		2023
Unrealized gain (loss) on cash flow hedges	Ps.	(1,035)	Ps.	801	Ps.	(355)
Exchange differences on translation of foreign operations		67		(1,895)		(1,951)
Remeasurements of the net defined benefit liability		(368)		(399)		11
Share of the other comprehensive income of equity method accounted investees		—		—		3,108
Total income tax expense (benefit) recognized in OCI	Ps.	(1,336)	Ps.	(1,493)	Ps.	813
A reconciliation between tax expense and income before income taxes and share of the profit or loss of associates and joint ventures accounted for using the equity method multiplied by the Mexican domestic tax rate for the years ended December 31, 2025, 2024 and 2023 is as follows:

	2025	2024	2023
Mexican statutory income tax rate	30.0%	30.0%	30.0%
Difference between book and tax inflationary values and translation effects	(3.2)%	(2.2)%	(1.7)%
Annual inflation tax adjustment	0.9%	0.4%	0.2%
Income tax at a rate other than Mexican statutory rates	0.1%	1.3%	0.9%
Non-deductible expenses	4.8%	3.3%	2.1%
Taxable (non-taxable) income	1.1%	1.1%	(3.2)%
Others	(0.1)%	0.1%	0.1%
Tax loss (recognition) write off (1) (2)	3.0%	3.4%	(3.3)%
Impairments	—%	2.5%	—%
Sale of investment of Heineken	—%	—%	1.2%
Consolidated Effective income tax rate	36.6%	39.9%	26.3%
Effective income tax rate from continued operations	36.4%	37.1%	22.7%
Effective income tax rate from discontinued operations	0.2%	2.8%	3.6%

(1)The majority related to tax loss generated in 2023 from a reorganization of the business at Health Division in Chile.
(2)In 2024 and 2025, the majority related to non-recoverable tax losses from the Company´s Spin business.

Deferred Income Tax Related to:

	Consolidated Statement				Consolidated
	of Financial Position as of				Income Statements
	December 31, 2025		December 31, 2024		2025		2024		2023
Expected credit losses	Ps.	(306)	Ps.	(818)	Ps.	506	Ps.	(635)	Ps.	(6)
Inventories		70		4		57		83		(1)
Other current assets		64		175		(120)		63		92
Property, plant and equipment, net		(8,386)		(7,780)		(350)		(1,540)		275
Right of use Assets		607		613		(302)		79		194
Investments in equity method accounted investees		388		741		(278)		793		74
Other assets		(78)		872		261		(650)		(884)
Finite useful lived intangible assets		(845)		41		(880)		(8)		145
Indefinite lived intangible assets		2,619		2,932		(478)		822		(2,161)
Post-employment and other long-term employee benefits		(948)		(851)		75		(77)		(79)
Derivative financial instruments		(298)		(206)		320		(41)		(577)
Provisions		(1,987)		(2,112)		(108)		1,400		(1,006)
Employee profit sharing payable		(924)		(1,128)		395		100		(56)
Tax loss carryforwards		(11,933)		(9,467)		(2,794)		4,719		(3,198)
Tax credits to recover (1)		128		(70)		199		256		(73)
Cumulative other comprehensive income		(921)		(69)		(901)		375		—
Other liabilities		(2,059)		(3,299)		1,622		(1,655)		(45)
Lease liabilities		(3,315)		(3,119)		(229)		(1,777)		(255)
Liabilities of amortization of goodwill of business acquisition		5,394		5,322		72		(252)		—
Deferred income tax					Ps.	(2,933)	Ps.	2,055	Ps.	(7,561)
Deferred tax income net recorded in share of the profit of equity method accounted investees						—		—		1,601
Deferred income tax, net					Ps.	(2,933)	Ps.	2,055	Ps.	(5,960)
Deferred tax discontinued operations					Ps.	29	Ps.	782	Ps.	2,838
Deferred income taxes, net	Ps.	(22,730)	Ps.	(18,219)
Deferred tax asset before reclassification to assets held for sale		(31,014)		(27,632)
Deferred tax asset from assets held for sale		—		720
Deferred tax assets	Ps.	(31,014)	Ps.	(26,912)
Deferred tax liability before reclassification to assets held for sale		8,284		9,077
Deferred tax liability from assets held from sale		—		(384)
Deferred tax liabilities	Ps.	8,284	Ps.	8,693

(1)Corresponds to income tax credits arising from dividends received from foreign subsidiaries to be recovered within the next ten years according to the Mexican Income Tax law.

Income tax related to Accumulated Other Comprehensive Income (“AOCI”)

Income tax related to items charged or
recognized directly in AOCI as of the year:	2025		2024
Unrealized gain on derivative financial instruments	Ps.	90	Ps.	1,125
Remeasurements of the net defined benefit liability		(988)		(620)
Exchange differences on translation of foreign operations		—		(67)
Gain on hedge of net investments in foreign operations		1,401		1,401
Total deferred tax loss related to AOCI	Ps.	503	Ps.	1,839
The changes in the balance of the net deferred income tax asset are as follows:

	2025		2024		2023
Balance at the beginning of the period	Ps.	(18,219)	Ps.	(20,227)	Ps.	(20,067)
Deferred tax provision for the period		(2,933)		2,055		(5,960)
Deferred tax income net recorded in share of the profit of equity method accounted investees		—		—		2
Acquisition of subsidiaries		—		—		1,871
Effects in equity:
Unrealized (gain) on cash flow hedges		(1,035)		801		(594)
Exchange differences on translation of foreign operations		(93)		18		1,002
Remeasurements of the net defined benefit liability		(368)		(399)		405
Retained earnings of equity method accounted investees		—		—		954
Restatement effect of the period and beginning balances associated with hyperinflationary economies		(82)		(803)		121
Related discontinued operations				336		2,039
Balance at the end of the period	Ps.	(22,730)	Ps.	(18,219)	Ps.	(20,227)
Tax Loss Carryforwards
The subsidiaries in Mexico, Colombia, Chile, Uruguay, Argentina and Brazil have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which a deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	Tax Loss
Year	Carryforwards
2026	Ps.	1,078
2027		1,089
2028		1,198
2029		1,159
2030		4,154
2031		10,748
2032		157
2033		1,233
2034		178
2035 and thereafter		11,833
No expiration (Brazil and Colombia)		6,250
	Ps.	39,077
Considering all available evidence, including forecasts, business plans and strategic measures, as of December 31, 2025 and 2024 the Company has decided not to recognize a deferred income tax asset related to temporary differences not recognized in previous tax years. The amount of deferred income tax assets not recognized in previous tax years as of December 31, 2025 and 2024 were Ps. 2,810 and Ps 2,500, respectively.

As a result of the sale of Imbera and Torrey (Note 4.3.2), in December 31, 2024, the Company decided not to recognize a deferred income tax asset related to the tax loss generated by the disposal of its businesses to Ps. 282. The recovery of this tax loss is dependent on the generation of future earnings arising from the sale of investments in shares; therefore, the Company does not consider this tax loss recoverable and has not recognized the corresponding deferred tax asset.
The Company recorded certain goodwill balances due to business acquisitions that are deductible for Brazilian income tax reporting purposes. The deduction of such goodwill amortization has resulted in the creation of net operating losses (NOLs) in Brazil which have no expiration, but their usage is limited to 30% of Brazilian taxable income in any given year. As of December 31, 2025, the Company believes that it is more likely than not that it will ultimately recover such NOLs through the reversal of temporary differences and future taxable income. Accordingly, the related deferred tax assets have been fully recognized.
The changes in the balance of tax loss carryforwards are as follows:

	2025		2024
Balance at beginning of the period	Ps.	31,292	Ps.	42,813
Derecognized		(6,605)		(8,874)
Increase (1)		16,559		6,115
Usage of tax losses		(2,755)		(10,747)
Translation effect of beginning balances		586		1,985
Balance at end of the period	Ps.	39,077	Ps.	31,292

(1)The recognition of tax loss carryforwards from previous years is shown under the item of increase, together with the tax loss carryforwards generated in the same years
Taxes associated with the payment of dividends
There were no withholding taxes associated with the payment of dividends in 2025, 2024 or 2023 by the Company to its shareholders.
Undistributed profits
The Company has determined that undistributed profits of its subsidiaries will not be distributed in the foreseeable future. As of December 31, 2025, 2024 and 2023, the unrecognized deferred tax liabilities associated with investments in subsidiaries, associates and joint ventures aggregate to Ps. 34,730, Ps. 31,261 and Ps. 19,307, respectively; and, as of December 31, 2025, 2024 and 2023, the unrecognized deferred tax assets associated with investments in subsidiaries in discontinued operations aggregate to Ps. 0, Ps. 1,472 and Ps. 0, respectively.

Note 26. Other Liabilities, Provisions, Contingencies and Commitments
26.1 Other current liabilities.

	December 31, 2025		December 31, 2024
Short-term employee benefits	Ps.	14,722	Ps.	14,228
Accrued expenses		14,991		16,517
Other		200		1,625
Total	Ps.	29,913	Ps.	32,370
26.2 Other current financial liabilities

	December 31, 2025		December 31, 2024
Sundry creditors (1)	Ps.	29,251	Ps.	23,370
Derivative financial instruments (see Note 21)		1,367		328
Other tax payable		13,419		13,380
Other		77		91
Total	Ps.	44,114	Ps.	37,169

(1)Includes dividends pending for payment. See Note 23.1.

26.3 Other non-current liabilities

	December 31, 2025		December 31, 2024
Tax payable	Ps.	1,382	Ps.	1,190
Debt with former shareholders		1,632		1,514
Other		495		695
Total	Ps.	3,509	Ps.	3,399
26.4 Other non-current financial liabilities

	December 31, 2025		December 31, 2024
Derivative financial instruments (see Note 21)	Ps.	6,651	Ps.	4,625
Security deposits		2,331		2,134
Total	Ps.	8,982	Ps.	6,759
26.5 Provisions
The Company has various loss contingencies and has recognized provisions for those legal proceedings it believes an unfavorable resolution is probable. Most of these contingencies are the result of the Company’s business acquisitions. The following table presents the nature and amount of the provisions as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
Indirect taxes	Ps.	1,139	Ps.	1,277
Labor		1,357		1,445
Legal		826		1,153
Total (1)	Ps.	3,322	Ps.	3,875

(1)As it is customary in Brazil, the Company is required to guarantee tax, legal and labor contingencies by guarantee deposits, including those related to business acquisitions. See Note 14.1.

26.6 Changes in the balance of provisions
26.6.1 Indirect taxes

	December 31, 2025		December 31, 2024		December 31, 2023
Balance at beginning of the period	Ps.	1,277	Ps.	1,649	Ps.	1,976
Penalties and other charges (see Note 20)		40		67		56
New provision for contingencies (see Note 20)		629		19		475
Cancellation and expiration (see Note 20)		(341)		(42)		(9)
Payments		(449)		(312)		(587)
Effects of changes in foreign exchange rates		(17)		(104)		(110)
Discontinued operations		—		—		(152)
Balance at end of the period	Ps.	1,139	Ps.	1,277	Ps.	1,649

26.6.2 Labor

	December 31, 2025		December 31, 2024		December 31, 2023
Balance at beginning of the period	Ps.	1,445	Ps.	1,570	Ps.	1,703
Penalties and other charges (see Note 20)		93		71		64
New provision for contingencies (see Note 20)		678		531		868
Cancellation and expiration (see Note 20)		(385)		(206)		(525)
Payments		(419)		(236)		(308)
Effects of changes in foreign exchange rates		(55)		(285)		(155)
Discontinued operations		—		—		(77)
Balance at end of the period	Ps.	1,357	Ps.	1,445	Ps.	1,570
26.6.3 Legal

	December 31, 2025		December 31, 2024		December 31, 2023
Balance at beginning of the period	Ps.	1,153	Ps.	1,104	Ps.	1,006
Penalties and other charges (see Note 20)		110		52		50
New provision for contingencies (see Note 20)		154		52		423
Cancellation and expiration (see Note 20)		(492)		(105)		(122)
Payments		(63)		(9)		(68)
Effects of changes in foreign exchange rates		(36)		59		(84)
Discontinued operations		—		—		(101)
Balance at end of the period	Ps.	826	Ps.	1,153	Ps.	1,104
While provision for all claims has already been made, the actual outcome of the disputes and the timing of the resolution cannot be estimated by the Company at this time.
26.7 Unsettled lawsuits
The Company is involved in multiple proceedings with labor unions, tax authorities, and other parties that primarily involve Coca-Cola FEMSA and its subsidiaries. These proceedings have arisen in the ordinary course of business and are common to the industry in which the Company operates. Such contingencies were assessed by the Company as less than probable but more than remote, and the estimated amount including uncertain tax position as of December 31, 2025 is Ps. 190,305. However, the Company, together with its legal counsel, believes that there is a sufficient legal basis to conclude, that these matters are not expected to result in an adverse outcome for the Company. Therefore, the ultimate resolution of such proceedings would not have a material effect on its consolidated financial position or result of operations.
Included in this amount Coca-Cola FEMSA has tax disputes, most of which are related to its Brazilian and Mexican operations, with loss expectations assessed by management and supported by the analysis of internal and external legal counsels, as well as the opinion of independent external tax advisors. The main possible tax contingencies of Brazilian and Mexican operations amount to approximately Ps. 121,720, including accessories and penalties. This refers to various tax disputes related primarily to: (i) Ps. 10,649 of credits for ICMS (“VAT”); (ii) Ps. 37,980 related to tax credits of “IPI” (Tax on Industrial Products by its Portuguese acronym) over raw materials acquired from Free Trade Zone Manaus; (iii) claims of Ps. 31,571 related to compensation of federal taxes not approved by Tax authorities; (iv) Ps. 13,306 related to questions about the amortization of goodwill generated in acquisition operations; (v) Ps. 2,569 relating to liability over the operations of a third party, former distributor, in the period from 2001 to 2003; (vi) Ps. 6,290 related to the exclusion of ICMS (“VAT”) from the PIS/COFINS taxable basis and (vii) Ps. 19,355 regarding disputes on tax deductions of ongoing business. Coca-Cola FEMSA is defending its position in these matters and the disputes are currently in different stages of administrative and judicial proceedings, and a final decision is pending.
In recent years in its Mexican and Brazilian territories, Coca-Cola FEMSA has been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the soft drink industry where these subsidiaries operate. The Company does not expect any material liability to arise from these contingencies.

26.8 Collateralized contingencies
As is customary in Brazil, Coca-Cola FEMSA has been required by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 20,054, Ps. 15,700 and Ps. 13,692 as of December 31, 2025, and 2024 and 2023, respectively, by pledging fixed assets and entering into available lines of credit covering the contingencies. Also, as disclosed in Note 9.2, there is some restricted cash in Brazil that relates to short terms deposits in order to fulfill the collateral requirements for accounts payable.
26.9 Commitments
The Company has signed commitments for the purchase of property, plant and equipment of Ps. 7,263, Ps. Ps. 9,166 and Ps. 3,394 as of December 31, 2025, and 2024 and 2023 respectively.

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
Consistent with this vision, the Company has determined that the best path to maximize long term value creation is by focusing on its core business verticals which have the highest strategic relevance, growth potential, and financial and competitive strength:
•Retail, with what the Company believes has excellent long-term growth opportunities, comprised of Proximity, Health, and Fuel.
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

a)By Business Unit:

2025	Coca-Cola FEMSA		Proximity Americas Division		Proximity Europe Division		Health Division		Fuel Division		Discontinued operations		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	291,746	Ps.	328,839	Ps.	57,028	Ps.	88,129	Ps.	67,195	Ps.	—	Ps.	29,128	Ps.	(21,111)	Ps.	840,954
Intercompany revenue		10,466		3,390		—		—		47		—		7,208		(21,111)		—
Cost of goods sold		158,570		180,344		33,778		64,275		59,004		—		20,025		(16,618)		499,378
Gross profit		133,176		148,495		23,250		23,854		8,191		—		9,103		(4,493)		341,576
Administrative expenses		15,043		10,405		3,884		2,455		290		—		10,283		(3,035)		39,325
Selling expenses		76,664		108,018		17,018		18,270		4,967		—		7,601		(3,214)		229,324
Income before income taxes and share of the profit of equity method accounted investees		37,158		14,171		1,723		642		1,222		—		(2,079)		—		52,837
Consolidated net income from continued operations		25,016		12,447		1,326		190		884		—		(8,384)		—		31,479
Consolidated net income from discontinued operations		—		—		—		—		—		1,574		—		—		1,574
Depreciation and amortization (2)		15,895		17,748		5,756		4,122		1,316		—		(594)		(105)		44,138
Non-cash items other than depreciation and amortization		278		1,043		225		1,738		68		—		3,827		—		7,179
Investments in equity method accounted investees		10,588		23,666		—		1		19		—		17,997		(26,545)		25,726
Total assets		314,539		239,785		44,539		74,516		25,867		—		200,530		(103,899)		795,877
Total liabilities		160,511		183,907		40,289		58,659		19,105		—		115,045		(110,991)		466,525
Investments in capital expenditure (3)		27,059		13,721		1,938		1,608		208		—		964		(183)		45,315

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes acquisitions of property, plant and equipment, intangible assets, and other long-lived assets.

2024	Coca-Cola FEMSA		Proximity Americas Division		Proximity Europe Division		Health Division		Fuel Division		Discontinued operations		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	279,793	Ps.	307,197	Ps.	49,755	Ps.	79,755	Ps.	65,365	Ps.	—	Ps.	20,209	Ps.	(20,489)	Ps.	781,585
Intercompany revenue		10,193		3,430		—		—		176		—		6,690		(20,489)		—
Cost of goods sold		151,057		170,204		28,411		55,714		57,430		—		15,904		(18,648)		460,072
Gross profit		128,736		136,993		21,344		24,041		7,935		—		4,305		(1,841)		321,513
Administrative expenses		13,678		9,306		3,793		4,348		343		—		8,614		(997)		39,085
Selling expenses		74,423		97,989		15,748		16,144		4,792		—		5,657		(2,787)		211,966
Income before income taxes and share of the profit of equity method accounted investees		36,011		18,987		1,116		(1,049)		1,218		—		10,265		(1)		66,547
Consolidated net income from continued operations		24,549		15,915		791		(1,644)		930		—		(419)		(1)		40,121
Consolidated net income from discontinued operations		—		—		—		—		—		115		—		—		115
Depreciation and amortization (2)		13,659		15,591		5,046		3,668		1,293		—		176		(123)		39,310
Non-cash items other than depreciation and amortization		2,405		975		161		635		44		—		1,396		—		5,616
Investments in equity method accounted investees		10,233		827		—		1		—		—		17,636		—		28,697
Total assets		307,986		240,312		45,411		73,240		25,320		14,395		259,902		(115,030)		851,536
Total liabilities		157,445		182,428		42,373		57,768		19,528		6,952		114,832		(110,921)		470,405
Investments in capital expenditures (3)		29,553		16,239		2,270		1,835		398		—		3,200		(2,426)		51,069

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets. The disposals of property, plant and equipment are for Ps. $150.

2023	Coca-Cola FEMSA		Proximity Americas Division		Proximity Europe Division		Health Division		Fuel Division		Discontinued operations		Other (1)		Consolidation Adjustments		Consolidated
Total revenues	Ps.	245,088	Ps.	278,520	Ps.	43,552	Ps.	75,358	Ps.	58,499	Ps.	—	Ps.	29,652	Ps.	(27,977)	Ps.	702,692
Intercompany revenue		8,448		1,735		—		3		349		—		17,442		(27,977)		—
Cost of goods sold		134,228		161,458		24,930		52,859		51,155		—		24,228		(25,673)		423,185
Gross profit		110,860		117,062		18,622		22,499		7,344		—		5,424		(2,304)		279,507
Administrative expenses		12,820		6,514		3,231		2,788		299		—		7,654		(999)		32,307
Selling expenses		63,278		84,543		14,371		16,404		4,548		—		7,304		(1,716)		188,732
Income before income taxes and share of the profit of equity method accounted investees		28,792		16,060		388		(166)		699		—		26,479		(14,436)		57,816
Consolidated net income from continued operations		20,226		13,767		412		3,753		329		—		20,558		(14,606)		44,439
Consolidated net income from discontinued operations		—		—		—		—		—		32,238		—		—		32,238
Depreciation and amortization (2)		10,531		12,937		4,700		3,447		1,137		—		2,646		(1,381)		34,017
Non-cash items other than depreciation and amortization		1,707		509		148		1,296		13		—		(328)		2		3,347
Investments in equity method accounted investees		9,246		1,690		—		1		19		—		15,291		—		26,247
Total assets		273,512		176,836		39,833		64,888		25,124		25,819		294,247		(94,403)		805,856
Total liabilities		139,808		149,131		37,876		48,357		20,267		11,569		111,692		(91,213)		427,487
Investments in capital expenditures (3)		21,396		13,387		1,654		1,750		186		—		1,659		(1,421)		38,611

(1)Includes other companies and corporate (see Note 1).
(2)Includes bottle breakage.
(3)Includes acquisitions and disposals of property, plant and equipment, intangible assets, and other long-lived assets. The disposals of property, plant and equipment are for Ps. $400.

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
Geographic disclosure for the Company’s non-current assets is as follow:

	2025		2024
Mexico and Central America (1)	Ps.	330,720	Ps.	325,771
United States (3)		25,989		26,567
South America (2)		122,991		122,915
Europe		33,061		33,972
Consolidated	Ps.	512,761	Ps.	509,225

(1)Domestic (Mexico only) non-current assets were Ps. 313,570 and Ps. 306,649, as of December 31, 2025 and 2024, respectively.
(2)South America non-current assets includes Brazil, Argentina, Colombia, Chile, Peru, Uruguay and Ecuador. Brazilian non-current assets were Ps. 64,972 and Ps. 64,208, as of December 31, 2025 and 2024, respectively. Colombia’s non-current assets were Ps. 20,898 and Ps. 20,185, as of December 31, 2025 and 2024, respectively. Argentina’s non-current assets were Ps. 4,982 and Ps. 5,746, as of December 31, 2025 and 2024, respectively. Chile’s non-current assets were Ps.24,237 and Ps. 24,384, as of December 31, 2025 and 2024, respectively. Peru’s non-current assets were Ps 1,325. ,and Ps. 1,455 as of December 31, 2025 and 2024, respectively. Uruguay’s non-current assets were Ps. 2,583 and Ps. 2,345, as of December 31, 2025 and 2024, respectively. Ecuador’s non-current assets were Ps. 3,994 and Ps. 4,592 as of December 31, 2025 and 2024, respectively.
(3)During 2024 the Company completed the acquisition of Delek US Holdings, Inc. See Note 4.1.2

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

Segment	Product or Service	Nature, timing to fulfill the performance obligation and significant payment terms
Coca-Cola FEMSA	Beverages sales	Includes the delivery of beverages to customers and wholesalers. The transaction prices are assigned to each product on sale based on its own sale price separately, net of promotions and discounts. The performance obligation is satisfied at the point in time the product on sale is delivered to the customer.
	Services revenues	Includes the rendering of manufacturing services, logistic and administrative services. The transaction prices are assigned to each product on sale based on its own sale price if sold separately. The performance obligation is satisfied at the point in time the service is delivered to the customer.
Proximity Americas Division	Products sales	Operates the largest chain of small-format stores in Mexico and Latin America including as some of its principal products as beers, cigarettes, sodas, other beverages and snacks. The performance obligation is satisfied at the time of the sale or at the moment the control of the product is transferred and the payment is made by the customer.
	Commercial revenues	Includes mainly the commercialization of spaces into within stores, and revenues related to promotions and financial services. The performance obligation is satisfied at the point in time the service is rendered to the customer.
Proximity Europe Division	Products sales	Operates a chain of small-box retail and foodvenience in Switzerland, Germany, Austria, Luxembourg and the Netherlands including as some of its principal products as tobacco, lottery products, snacks, press, food, fresh products, pretzels and drinks. The performance obligation is satisfied at the time of the sale or at the moment the control of the product is transferred and the payment is made by the customer.
	Services revenues	Includes mainly the revenues related to financial services. The performance obligation is satisfied at the point in time the service is rendered to the customer.
Health Division	Product sales	The core products include patent and generic formulas of medicines, beauty products, medical supplements, housing and personnel care products. The performance obligation is satisfied at the point in time of the sale or at the moment the control of the product is transferred to the customer.
	Services revenues	Rendering of services adding value as financial institutions, medical consultation and some financial services. The performance obligation is satisfied at the point in time of the rendering or the control is transferred to the customer.
Fuel Division	Product sales	The core products are sold in the retail service stations as fuels, diesel, motor oils and other car care products. The performance obligation is satisfied at the point in time on sale and/or the control is transferred to the customer.
Others	Product sales
The products include offering national and private label products from the proximity discount grocery business; as well as products from the digital and financial ecosystem (digital wallet). The revenue recognition is performed at the time in which the product is delivered to the costumer since the performance obligation is satisfied at that point in time.

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

		Coca-Cola FEMSA					Proximity Americas Division						Proximity Europe Division						Health Division						Fuel Division						Other						Total
	2025		2024		2023		2025		2024		2023		2025		2024		2023		2025		2024(4)		2023		2025		2024		2023		2025		2024(5)		2023		2025		2024		2023
By geographic areas:
Mexico and Central America (1)	Ps.	169,641	Ps.	166,996	Ps.	149,362	Ps.	303,687	Ps.	294,341	Ps.	272,456	Ps.	—	Ps.	—	Ps.	—	Ps.	9,768	Ps.	12,441	Ps.	11,922	Ps.	67,195	Ps.	65,365	Ps.	58,499	Ps.	24,733	Ps.	20,209	Ps.	29,652	Ps.	575,024	Ps.	559,352	Ps.	521,891
United States (2)		—		—		—		13,699		3,729		15		—		—		—		—		—		—		—		—		—		—		—		—		13,699		3,729		15
South America (3)		122,105		112,797		95,726		11,453		9,127		6,049		—		—		—		78,361		67,314		63,436		—		—		—		4,395		—		—		216,314		189,238		165,211
Europe		—		—		—		—		—		—		57,028		49,755		43,552		—		—		—		—		—		—		—		—		—		57,028		49,755		43,552
Total revenues		291,746		279,793		245,088		328,839		307,197		278,520		57,028		49,755		43,552		88,129		79,755		75,358		67,195		65,365		58,499		29,128		20,209		29,652		862,065		802,074		730,669
Consolidation adjustments		10,466		10,193		8,448		3,390		3,430		1,735		—		—		—		—		—		3		47		176		349		7,208		6,690		17,442		21,111		20,489		27,977
Consolidated revenues		281,280		269,600		236,640		325,449		303,767		276,785		57,028		49,755		43,552		88,129		79,755		75,355		67,148		65,189		58,150		21,920		13,519		12,210		840,954		781,585		702,692
By products and/or services
Products sold at a point-in time	Ps.	291,746	Ps.	279,793	Ps.	245,088	Ps.	328,839	Ps.	307,197	Ps.	278,520	Ps.	57,028	Ps.	49,755	Ps.	43,552	Ps.	88,129	Ps.	79,755	Ps.	75,358	Ps.	60,704	Ps.	64,975	Ps.	57,616	Ps.	29,128	Ps.	20,209	Ps.	29,652	Ps.	855,574	Ps.	801,684	Ps.	729,786
Services revenues over time		—		—		—		—		—		—		—		—		—		—		—		—		6,491		390		883		—		—		—		6,491		390		883
Consolidation adjustments		10,466		10,193		8,448		3,390		3,430		1,735		—		—		—		—		—		3		47		176		349		7,208		6,690		17,442		21,111		20,489		27,977
Consolidated revenues		281,280		269,600		236,640		325,449		303,767		276,785		57,028		49,755		43,552		88,129		79,755		75,355		67,148		65,189		58,150		21,920		13,519		12,210		840,954		781,585		702,692

(1)Central America includes Guatemala, Nicaragua, Costa Rica and Panama. Domestic (Mexico only) revenues were Ps.541,577, Ps. $503,207 and Ps. $456,709 during the years ended December 31, 2025, 2024 and 2023, respectively.

(2)In 2023 the Company finalized the merger of Envoy Solutions, LLC into Brady Plus, keeping an economic interest of 37% in IFS TopCo. The revenues from this business unit were reclassified to discontinued operations for the years ended December 31, 2025, 2024 and 2023.

(3)South America includes Brazil, Argentina, Perú, Colombia, Chile, Uruguay and Ecuador. South America revenues include Brazilian revenues of Ps. 92,515, Ps. $81,857 and Ps. $53,573 during the years ended December 31, 2025, 2024 and 2023, respectively. South America revenues include Colombia’s revenues of Ps. 62,003, Ps. $54,776 and Ps. $57,432 during the years ended December 31, 2025, 2024 and 2023, respectively. South America revenues include Argentina’s revenues of Ps. 11,010, Ps. $10,990 and Ps. $6,673 during the years ended December 31, 2025, 2024 and 2023, respectively. South America revenues include Chile’s revenues of Ps. 37,038, Ps. $34,259 and Ps. $35,437 during the years ended December 31, 2025, 2024 and 2023, respectively. South America revenues include Uruguay’s revenues of Ps. 1,040, Ps. $5,818 and Ps. $4,415 during the years ended December 31, 2025, 2024 and 2023, respectively. South America revenues include Ecuador’s revenue of Ps. 10,871, Ps. $9,454 and Ps. $8,986 during the years ended in December 31, 2025, 2024 and 2023, respectively. South America revenues includes Peru's revenues of Ps. 1,837, Ps. 1,174, and Ps. 679, for the years ended December 31, 2025, 2024, and 2023.
(4)In 2024 the Company reclassified Ecuador revenues from Central America to South America for an amount of Ps.8,986 for the year ended in December 31, 2023.
(5)In 2024 the Company reclassified revenues from corporate services in the Holding company for an amount of Ps. 27,223 for the year ended in December 31, 2023.

28.3    Contract balances
As of December 31, 2025 and 2024, no significant cost was incurred to obtain or perform on a contract that might be capitalized as contract assets. No significant contacts have been entered into for which the Company has not performed all the obligations as well as additional costs associate with them.
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
IFRS 9 and IFRS 7-Contracts Referencing Nature-dependent Electricity
During 2024, the International Accounting Standards Board (IASB) issued targeted amendments to help companies better report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs). Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions. Current accounting requirements may not adequately capture how these contracts affect a company’s performance.
To allow companies to better reflect these contracts in the financial statements, the IASB has made targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include: i) clarifying the application of the ‘own-use’ requirements; ii) permitting hedge accounting if these contracts are used as hedging instruments; and, iii) adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.
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
IFRS 18 is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. However, IFRS 18 will apply retrospectively, comparative periods in both the interim and annual financial statements will need to be restated and a reconciliation of the statement of profit or loss previously published will be required for the immediately preceding comparative period.
The initial expected impacts on Company’s consolidated financial statements are, as follows:
Profit or loss
The Company is in the process of analyzing the new requirements and evaluating the potential impacts to identify, classify and disclose the necessary information to comply with the requirements of this new standard.
Balance sheet
The Company has preliminary concluded that no material changes are expected, however it will continue to analyze the new requirements, to assess if new items such as Goodwill provides a useful structured summary or the current aggregation within intangible assets remains most useful.

Cash flows
The Company has preliminary conclude that there are no material changes related to amendments of IAS 7 Statement of cash flows as dividends paid and interest paid are currently presented as a financing activity and interest received and dividends received from Investments accounted for using the equity method are presented as an investing activity.

MPM
As of the day of these financial statements management is in the process of analyzing if the current management- defined performance measures could be subject to the new disclosure requirements.

The Amendments are effective for annual periods starting on or after January 1, 2027 with early adoption permitted for classification of financial assets and related disclosures only. The Company does not anticipate that the amendments will have a material effect on the consolidated financial statements.

Note 30. Subsequent Events

On February 3, 2026, the Company completed the separation of its joint venture, Grupo Nós, in Brazil with Raízen S.A. (“Raízen”). As a result of this transaction, FEMSA retains the OXXO stores in Brazil, as well as the distribution center located in Cajamar, São Paulo. All other assets and liabilities of Grupo Nós are allocated between Raízen and FEMSA according to their respective businesses.
On February 12, 2026, Coca-Cola FEMSA completed the pricing of its bonds in the Mexican market for a total of Ps. 10,000. The transaction was completed through a dual-tranche format under the ticker symbols KOF26 and KOF26-2:

• Ps. 7,000 in fixed-rate notes at 9.12% with a 10-year maturity; and

• Ps. 3,000 of Funding TIIE + 0.38% with a 3-year term.

No adjustments have been made to the amounts recognized in the financial statements, and this disclosure is presented solely as a subsequent event.

On February 20, 2026 the Company paid the senior unsecured Exchangeable Bond (EB), for an amount of EUR 500 million in cash. The bondholders did not exercise the option to receive in exchange Heineken Holding N.V. shares.

On March 12, 2026, the Company announced the closing of the merger between BradyPLUS and Imperial Dade through an all-equity merger transaction. FEMSA remains invested in the combined company with approximately 19% ownership and representation on its board of managers.

On March 23, 2026 the Company announced the completion of the derivative instrument known as accelerated share repurchase (“ASR”) that was first announced in December 2025. The Company repurchased a total of approximately 2.5 million American Depositary Shares (“ADSs”) of the Company at an average price of $104.41 per ADS, for a total amount of USD $260 million, with the final settlement and delivery on March 23 and 24, 2026.

Additionally, on March 23, 2026 the Company announced that it has entered a new ASR with a different financial institution in the United States of America to repurchase the Company’s shares through the acquisition of ADSs. Under the terms of this new ASR agreement the Company has agreed to repurchase from such financial institution an aggregate amount of up to USD $300 million of its ADSs. The ASR contemplates an initial delivery of 591,774 ADSs on March 2026. The final settlement of the new ASR agreement is expected to be completed in the second quarter of 2026.

On March 27, 2026 the Company's shareholders at the Annual Shareholders Meeting declared and approved the payment of an ordinary cash dividend of Ps. 0.2475 per each Series "D" share and Ps. 0.1980 per each Series "B" share, which amounts to Ps. 4.7520 per "BD" Unit or Ps. 47.520 per ADS, and Ps. 3.9600 per "B" Unit, to be paid in four equal installments, payable on April 23 of 2026, July 16 of 2026, October 15 of 2026 and January 14 of 2027.

Additionally, the Annual Ordinary Shareholders’ Meeting declared and approved the payment of an extraordinary cash dividend of Ps. 0.41975 per each Series "D" share and Ps. 0.335825 per each Series "B" share, which amounts to Ps. 8.0597 per "BD" Unit or Ps. 80.597 per ADS, and Ps. 6.7165 per "B" Unit, to be paid in four equal installments, payable on payable on April 23 of 2026, July 16 of 2026, October 15 of 2026 and January 14 of 2027.